Form 20-F
period 1999-12-31
CANON INC
filed 2000-06-14
CIK 16988

SECURITIES AND EXCHANGE
                                   COMMISSION

                                    Form 20-F

(     )     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
            OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
(  X  )     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
            OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999
                                             -----------------
                                       OR

(     )     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
            OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from____ to ____

                         Commission file number 0-12131

                             CANON KABUSHIKI KAISHA
          (Name of Registrant in Japanese as specified in its charter)

                                   CANON INC.
           (Name of Registrant in English as specified in its charter)

                                      JAPAN
                 (Jurisdiction of incorporation or organization)

            30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act.

Title of each class                 Name of each exchange on which registered
   None                                        None
-------------------            -------------------------------------------------

              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act.

          Common stock* (par value 50 Japanese yen per share)
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act.

               Common stock* (par value 50 Japanese yen per share)
--------------------------------------------------------------------------------
                                (Title of Class)

   * American Depositary Receipts for 50,000,000 American Depositary Shares, each American Depositary Share representing 1 share of common stock of Canon Inc., were registered under the Securities Act of 1933.

          This form contains 82 pages.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          Common stock: Yen 50 par value per share
          Outstanding as of December 31, 1999: 871,555,698 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X       No       .
   -----------   -------

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  X   Item 18
        ---          ---

All information contained in this Report is as of December 31, 1999 unless otherwise specified.

As used herein, "Canon" and the "Company" refer to Canon Inc. and its subsidiaries and Canon Inc., respectively, unless the context otherwise indicates.

On March 31, 2000, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen102.73=U.S.$1.

                                     PART I


Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 20-F contains certain forward-looking statements, including, but not limited to, statements regarding the intent, belief or current expectations of Canon with respect to the introduction of new products, trends affecting Canon's financial condition or results of operations and Canon's future business policies and strategies. Such statements include, but are not limited to, statements under the following headings: (i) Item 1. "Description of Business", (ii) Item 3. "Legal Proceedings" and (iii) Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, economic conditions and changes in the regulatory and competitive environment in which the Company operates. See the related cautionary statement under Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Item 1. Description of Business

Overview:

The Company was incorporated under the laws of Japan in 1937 to produce and sell Japan's first focal plane shutter 35mm still camera, which was developed by its predecessor company, Precision Optical Research Laboratories, which was organized in 1933.

Utilizing technology obtained through the development of photographic and optical products, Canon entered the business machines field. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, electronic typewriters, Japanese-language word processors, faxes, laser beam printers, computers and bubble jet printers.

Canon is now one of the world's leading manufacturers of plain paper copying machines, laser beam and bubble jet printers and cameras.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. These subsidiaries are responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 70% of the Company's consolidated net sales in 1999 were generated outside Japan; approximately 35% in the Americas, 28% in Europe and 7% in other areas.

Canon's strategy is to develop innovative high value-added products which incorporate advanced technologies. The following is a list of some of Canon's most innovative products:

     o In 1968: The first plain paper copying machine using alternative technology to the xerographic process

     o In 1976: The 35mm single-lens reflex (SLR) camera with a built-in microcomputer

     o In 1982: The small and light plain paper copying machine incorporating a replaceable cartridge for easy maintenance

     o    In 1983: The compact laser beam printer

     o    In 1987: The digital laser full-color plain paper copying machine

     o In 1988: The color bubble jet copying machine utilizing Canon's original bubble jet printing technology

     o In 1990: The notebook-sized bubble jet printer with a replaceable cartridge

     o    In 1992: The digital integration copying machine

     o    In 1996: The Advanced Photo System cameras

     o In 1997: LCD color filter utilizing Canon's original bubble jet technology

     o In 1998: The CXDI-11 X-ray Digital Camera, a medical imaging product with the LANMIT (Large Area New-MIS sensor and TFT) sensor.

In 1999 Canon Inc. and Toshiba Corporation announced an agreement to collaborate on developing and establishing mass-production technologies for SED (Surface-conduction Electron-emitter Display) with potential in large-screen wall-mounted displays.

Canon's research and development activities range from basic research to product-oriented research directed at maintaining and increasing the technological leadership of Canon's products in the market.

Canon manufactures the majority of its products in Japan, but in an effort to reduce the currency exchange risks, Canon has increased overseas production and the use of local parts. Canon has manufacturing subsidiaries in the United States, Germany, France, United Kingdom, Taiwan, China, Malaysia, Thailand and Mexico, and manufacturing joint ventures in Italy and Korea.

As a concerned member of the world community, Canon emphasizes recycling, and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also adopted programs to collect and recycle used cartridges and to refurbish used copy machines. In addition, it has removed certain environmentally unfriendly chemicals from all of its manufucturing processes.

Products:

Canon's products are divided into the following three product groups: business machines, cameras and optical and other products.

Business machines

The business machines product group is divided into three sub-groups consisting of copying machines, computer peripherals and business systems.

Copying machines o Canon manufactures, markets and services a wide range of copying machines, including the NP series copying machines, utilizing alternative technology to the xerographic system; the GP series digital copying machines; the CLC series full color digital copying machines and the PC series personal copying machines.

[NP series copying machines]

     o In 1990 Canon made its entry into the high-end black-and-white copying machine market by introducing the NP9800, an 83 pages-per-minute (ppm) copying machine.

     o In 1997 Canon released the NP6085, an 85 ppm copying machine which features a touch sensitive LCD control panel.

     o In 1998 Canon introduced the NP6551 with a rate of 50 letter-size ppm and a touch sensitive LCD control panel.

     o In 1999 Canon released the NP6035F, the first "Factory Produced New Models", which are manufactured by converting existing products to new models by adding new features or functions, thereby furthering Canon's commitment to conserve the environment and reduce waste.

[GP series digital copying machines]

     o In 1992 Canon entered the digital copying machine market by introducing the GP55.

     o In 1996 Canon launched the GP200 series of multifunction digital copying machines worldwide, using Canon's Surface Rapid Fusing (SURF) technology to reduce energy consumption and warm-up time, and functioning as copying machines, faxes, scanners or printers.

     o In 1999 Canon released the ImageRUNNER 330 and the ImageRUNNER 440 in the United States. These are multifunction digital copying machines each with a rate of 33 and 40 letter-size ppm. Canon introduced the imageCLASS2200 Series in 1999, which has a rate of 16 letter-size ppm and with the capability to add network printing, faxing, or scanning functions.

[CLC series full color digital copying machines]

     o In 1987 Canon introduced the world's first digital laser full-color plain paper copying machine and has since then improved its line-up of color copying machines. The digital format of copying machines allows users to both create and reproduce full color copies, and when an optional Intelligent Processing Unit (IPU) or video adapter is incorporated, these copying machines are capable of connecting to computer systems.

     o In 1998 Canon introduced the CLC2400, which has a rate of 24 letter-size ppm and many features of the CLC1000.

     o In 1999 Canon launched the imageCLASS2100, with the rate of 6ppm in full-color A4 copies and provides smooth and non glossy color images using a new spherical toner.

[PC series personal copying machines]

     o In 1982 Canon introduced a plain paper copying machine, the smallest and lightest in the world at that time and the first to contain the entire imaging mechanism in a user-replaceable cartridge. Since then, Canon has retained its strong position in the personal copying machine market.

     o In 1998 Canon released the PC400/420 with RAPID Fusing System, which eliminates warm-up time.

This category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

Computer peripherals o Computer peripherals include laser beam printers (LBPs), bubble jet (BJ) printers and scanners.

Canon's LBPs are relatively small in size, easy to maintain, and have high-quality printing capabilities. This is attributable to Canon's expertise in laser beam printing and plain paper copying technologies and the adoption of a user-replaceable toner cartridge system which contains optical components.

     o In 1995 the LBP-730 was introduced in Japan. This model features the LIPS IV page description language with 600 dpi resolution for data processing and Canon's On-Demand fusing technology, reducing power consumption and warm-up periods.

     o In 1997 Canon introduced the LBP-2460, a high-end, 24 ppm printer to Asia, Oceania, and Europe. Canon also released the LBP-750/740, an A3 machine with excellent cost performance, in Japan.

     o In 1998, the LBP-840/850 with 1,200 dpi printing at 16 ppm was introduced in Japan. In the overseas market, Canon released the LBP-1760 with a rate of 17 letter-size ppm and the C LBP 460PS, a full-color A4/letter-size printer.

     o In 1999, Canon launched the LBP910, with an output of 22 ppm, resolution of 1,200 dpi X 1,200 dpi and network function and LBP2160/2260, with 6 ppm color and 24 ppm monochrome output in Japan. In the overseas market, Canon released the LBP800, which has a rate of 8 ppm monochrome output and zero warm-up time.

     Most Canon LBP sales are on an original equipment manufacture (OEM) basis.

Canon continues to incorporate its exclusive bubble jet technology into a range of new products through the following series of products:

     o    In 1995 Canon introduced the BJC-210 full-color desktop printer.

     o In 1997 Canon launched the BJC-7000 and BJC-4300 series. The BJC-7000 is the world's first printer offering water-resistant color printing on plain paper. The BJC-4300/4650 offers cartridge option to convert the printer into a scanner.

     o In 1998 Canon released the BJC-5000 with a dual cartridge system, the first Canon bubble jet printer to be fully developed and produced for worldwide shipment by a subsidiary outside of Japan.

     o In 1999 the BJ F850, which features new technologies and Photo Inks for output indistinguishable from conventional photographs, was introduced in Japan. Canon also introduced the BJC-6000, with 5 ppm color and 8 ppm monochrome output, 1,440 X 720 dpi resolution and Six Colors Individual Ink Cartridge System in the overseas market.

Canon offers entry-level (300-600 dpi) and mid-level (1200 dpi) flatbed image scanners, as well as film scanners for both 35mm and Advanced Photo System film.

     o In 1996 Canon introduced the CanoScan 300 and 600, flatbed color image scanners. The 300 model featutres a resolution of 300 X 600 dpi, while the 600 achieves 600 X 1,200 dpi resolution.

     o In 1998 the CanoScan 620P with a new contact image sensor (LED Indirect Exposure) and 600 dpi resolution was released.

     o In 1999 Canon introduced the CanoScan FB 630P, featuring 600 X 1,200 dpi/36-bit color scanning and slim design (1.5 inches thick).

Business systems o Business systems include fax machines, work stations and personal computers. Also included are micrographic equipment such as desktop electronic filing systems, wordprocessing systems, desktop publishing systems and calculators.

Canon produces a broad range of fax machines, from G4 machines for digital networking to small and economical machines for personal use.

     o    In 1992 Canon expanded its line of desktop plain paper fax machines
          (PPFs) with built-in laser beam printers. Canon also introduced new PPFs with built-in bubble jet printers.

     o In 1997 Canon introduced the Laser Class 8500 and the Laser Class 9000/9500. The Laser Class 8500 is network compatible and can be turned into a printer/scanner. The

          Laser Class 9000/9500, a super G3 fax, has a 33.6 Kbps modem speed and transmits one page in about 3 seconds.

     o In 1998 the multiPass C3500/C5500, a fax machine with color bubble jet printing, copying and scanning function, was introduced.

     o In 1999 Canon introduced the Laser Class 9000L. This machine features super G3 Dual Line Option, which allows faxes to be sent and received simultaneously.

The majority of the work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers' own brand names, while some are sold by Canon on an OEM basis. In 1997 Canon made a strategic withdrawal from the personal computer business in the United States.

In 1989 Canon released the Canofile 250, an electronic filing system featuring high-speed input and easy referencing of documentation through use of a magneto-optical disk (MOD). To further strengthen its line of micrographic equipment, Canon introduced the Microprinter 90 in 1992, a compact reader-printer that displays original documents on screen or prints images on plain paper. In 1994 Canon released the new CF510/520 computer-controlled electronic filing systems, featuring easy-to-read larger screens and improved software.

Cameras

Canon manufactures and markets a wide range of 35mm SLR cameras (focal plane shutter cameras with interchangeable lenses), leaf shutter (L/S) cameras (35mm cameras with fixed lenses) the Advanced Photo System cameras and digital cameras. Canon also manufactures and markets camcorders, lenses and various camera accessories.

     o In 1987 Canon introduced a new auto-focus SLR camera system called the Electro-Optical System (EOS) series. Canon has since added new models such as the economical EOS Rebel, and the EOS ELAN featuring a unique bar-code programming function and a quiet film transport system.

     o In 1998 Canon introduced the EOS-3, the first commercial application of the CMOS sensor, featuring 45-point area autofocus (AF) and eye-controlled focus.

     o In 1999 Canon released the EOS Rebel 2000, entry-level model, featuring 7-point AF and 35-zone AE, as a successor of the EOS Rebel G.

Canon also produces various types of leaf shutter cameras.

     o In 1998 the Sure Shot 85Zoom with 38-85mm 2.2 X power zoom lens and 3-point, 280-step autofocus system, was released.

     o    In 1999 Canon introduced the Sure Shot Classic 120, featuring 38-120mm
          3.2 X power zoom lens and 3-point, dual-hybrid autofocus system, while incorporating classic design elements.

In 1996 Canon started to produce cameras for the Advanced Photo System, which has smaller film than 35mm film, the negatives of which contain magnetically coded information for three print types, in addition to that for dates, titles, and shooting conditions.

     o    In 1997 Canon released the ELPH Jr., an L/S camera.

     o In 1998 the ELPH 370Z, an L/S camera with 23-69mm 3Xpower zoom lens and 3-point autofocus system, was introduced.

     o In 1999 Canon released the ELPH 2, with 23-46mm 2Xpower zoom lens, which is smaller than the original ELPH.

Canon manufactures digital video camcorders.

     o In 1997 Canon released the Optura and XL1, two digital camcorder models. The Optura produces high-quality movie and still images, and comes with a lens unit equipped with a 14X optical zoom and a 35X digital zoom, as well as an optical image stabilizer. The XL1 features an exclusive XL lens-mount system which, when used with the optional EF to XL mount adapter, allows it to utilize a range of Canon's extensive lineup of EF lenses.

     o In 1998 Canon introduced the ZR, a digital camcorder with 11X optical zoom plus 44X digital zoom and an image stabilization system. The VISTURA with 16X optical zoom plus 64X digital zoom, a 2.8-inch LCD display, and a shift-type optical image stabilization system adapted from the technology used in Canon's AF EOS lenses was also introduced in 1998.

     o In 1999 Canon introduced the ELURA and the GL1. The ELURA features 12X optical zoom with 48X digital zoom, image stabilization system, DV terminal, and a 2.5-inch LCD display. The GL1 is equipped with 3CCD image sensors, 20X optical zoom with 100X digital zoom, image stabilization system, DV terminal, and a 2.5-inch LCD display.

Canon entered the digital camera market in 1996.

     o In 1997 Canon released the PowerShot 350 which has a color LCD and a removable 2MB memory card.

     o In 1998 Canon released the PowerShot A5, equipped with a 810,000 pixel CCD and the PowerShot Pro70, equipped with a 1,680,000 pixel CCD and a 2.5X zoom lens.

     o In 1999 Canon released the PowerShot S10 with a 2.1 megapixel CCD, a 2X zoom lens, USB interface and TYPE II CompactFlash memory card compatibility.

     o In March 2000, Canon released the PowerShot S20 with a 3.3 megapixel CCD, a 2X zoom lens, USB interface and TYPE II CompactFlash memory card compatibility.

Optical and other products

Canon's optical products include semiconductor production equipment, broadcasting lenses and medical equipment.

Canon manufacturers steppers and aligners, tools necessary for semiconductor chip production.

     o In 1997 Canon released the MPA-5000, mirror projection mask aligner, for the mass production of 20-inch flat panel display substrates.

     o In 1998 the FPA-3000EX5, a Krypton Fluoride (KrF) excimer-laser stepper for the mass production of 64Mb and 256Mb DRAMs was introduced. The FPA-5000ES2, a KrF excimer-laser scanning stepper featuring less than 0.18-micron linewidth patterning, which supports high-volume semiconductor production on 300-mm silicon wafers was also introduced in 1998.

     o In 1999 Canon introduced the FPA-5000AS1, an Argon Fluoride (ArF) excimer-laser scanning stepper capable of realizing 0.13-micron linewidth for 1Gb-class DRAMs and 1GHz-class microprocessor process development on either 200 or 300mm wafer substrates. The FPA-3000EX6, a KrF excimer-laser stepper for the mass production on 200mm wafers of 256Mb DRAMs was also introduced in 1999.

Optical products also include broadcasting lenses and medical equipment such as X-ray cameras, retinal cameras, autorefractometers and image-processing equipment for computerized diagnostic systems.

     o In 1998 Canon introduced the CXDI-11 X-ray Digital Camera, a medical imaging product with the LANMIT sensor, which measures 430mm X 430mm (17in X 17in) and produces precise, high-resolution X-ray images in 4,096 gray-scale.

     o In 1999 CXDI-12 X-ray Digital Camera, a table-type adaptation of CXDI-11, was introduced.

Canon also manufactures electronic components which are sold primarily to equipment manufacturers. Such products include magnetic heads for audio and video tape recorders, micro-motors for printers and other components.

Canon has also been developing a cost efficient solar-power system. This system uses amorphous silicon technology, which Canon has been working on in relation to copying machines since 1977. In 1996 Canon introduced the Roof-Integrated Solar Panels, which reduce material and construction costs by integrating the solar panels upon the roof structure.

Marketing and Distribution:

Sales of Canon products are made primarily through sales subsidiaries which have responsibility for specific geographic areas. Each sales subsidiary arranges for market research, the selection of sales channels, advertising and promotion in their geographic territory.

In Japan, sales are made by Canon Sales Co., Inc. mainly to dealers and outlets. Most optical products however, are sold by Canon Inc. directly to end-users.

In the Americas, sales are made by Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., to retail outlets. Some copying machine sales are made directly to end-users and a portion of other business machines' sales are made through distributors.

In Europe, Canon Europa N.V. sells primarily through sales subsidiaries or independent distributors to dealers and retail outlets in each locality. Copying machines are also sold directly to end-users by Canon (U.K.) Ltd. in the United Kingdom, by Canon Deutschland GmbH in Germany and by Canon France S.A. in France.

Sales in Southeast Asia and Oceania are conducted through sales subsidiaries in those areas. In addition, Canon sells copying machines to independent distributors who resell them in China.

Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Co. Hewlett-Packard resells these printers under the "HP LaserJet" name. During the year ended December 31, 1999, such sales constituted approximately 20% of consolidated net sales.

Service:

In Japan and in overseas markets, product service is provided by independent retail outlets and designated service centers, which receive technical training assistance from Canon. Canon also services its products directly.

Most of Canon's business machines carry warranties of varying terms depending upon the model and the country of sales. Cameras and accessories carry a one-year warranty against defective materials or workmanship.

Canon services its copying machines and supplies replacement drums, parts, toner and paper. In Japan, most customers enter into a maintenance service contract, under which Canon provides maintenance services, replacement drums and parts in return for a charge per-copy. Copying machines not covered by a service contract receive maintenance services from time to time on a fee for service basis, either from Canon or local dealers.

Canon's net sales by product group and geographic area:

Net sales by product group                                   Years ended December 31
                                                         --------------------------------
                                                                (Millions of yen)
                                            1999                    1998                    1997
                                    ------------------- ----------------------- ------------------------
                                        Yen         %           Yen         %           Yen          %
Business machines:
   Copying machines                   842,082     32.1        896,641     31.7        899,205      32.6
   Computer peripherals               965,499     36.8      1,064,304     37.7        964,808      34.9
   Business systems                   356,350     13.6        397,272     14.0        436,053      15.8
                                    ---------- -------- -------------- -------- -------------- ---------
      Total business machines       2,163,931     82.5      2,358,217     83.4      2,300,066      83.3

Cameras                               277,349     10.6        267,636      9.5        247,766       9.0

Optical and other products            180,985      6.9        200,416      7.1        213,193       7.7
                                    ---------- -------- -------------- -------- -------------- ---------

               Total                2,622,265    100.0      2,826,269    100.0      2,761,025     100.0
                                    ========== ======== ============== ======== ============== =========


Net sales by geographic area                                        Years ended December 31
                                                                ---------------------------------
                                                                       (Millions of yen)
                                                              1999            1998            1997
                                                         --------------- --------------- ----------------
Net sales to unaffiliated customers:
   Japan                                              Yen       791,399         796,406          904,545
   Americas                                                     912,676       1,003,683          887,302
   Europe                                                       736,570         841,400          765,580
   Others                                                       181,620         184,780          203,598
                                                         --------------- --------------- ----------------
       Total                                                  2,622,265       2,826,269        2,761,025
                                                         --------------- --------------- ----------------

Intercompany transfers to geographic areas:
   Japan                                                      1,205,021       1,312,405        1,226,130
   Americas                                                      14,468          21,523           17,793
   Europe                                                         3,645           3,126            3,842
   Others                                                       179,527         198,702          190,602
                                                         --------------- --------------- ----------------
   Eliminations                                              (1,402,661)     (1,535,756)      (1,438,367)
                                                         --------------- --------------- ----------------
       Total                                                        --               --               --
                                                         --------------- --------------- ----------------

Total net sales and transfers:
   Japan                                                      1,996,420       2,108,811        2,130,675
   Americas                                                     927,144       1,025,206          905,095
   Europe                                                       740,215         844,526          769,422
   Others                                                       361,147         383,482          394,200
                                                         --------------- --------------- ----------------
   Eliminations                                              (1,402,661)     (1,535,756)      (1,438,367)
                                                         --------------- --------------- ----------------
       Total                                          Yen     2,622,265       2,826,269        2,761,025
                                                         =============== =============== ================

Note: Net sales by geographic area is based on the location of the sales company of Canon.

The contribution to total operating profit by each category of Canon's activity is discussed in Item 9.

Research and Development:

Research and development (R&D) is one of the most important aspects of Canon's operations. Canon believes that the competitiveness and superiority of its products can be attributed primarily to its research and development activities.

Canon employs approximately 6,700 engineers and scientists who are involved in the fields of precision mechanics, electronics, optics, applied physics and organic and inorganic chemistry. Canon had research and development expenditures of (Y)177,922 million in 1999, (Y)176,967 million in 1998, and (Y)170,793 million in 1997, respectively. Canon's strategy is to emphasize the application of advanced technologies to competitive new products, to conduct research on improving manufacturing techniques and to engage in basic research for the future.

Canon's research and development activities are conducted at five primary centers: the Core Technology Development Headquarters (where research and development of component engineering and base technology, such as new materials, nanotechnology, and production engineering are conducted); Platform Technology Development Headquarters (platform technologies for digital network devices); Display Development Headquarters (display devices); Internet Business Development Headquarters (new business based on internet technology); Ecology Research Center (solar cell batteries). In addition, Canon maintains research and development centers for each of its product divisions.

As a technology-intensive firm, Canon generates a significant number of patented innovations every year. The ownership of patents is important to Canon, but Canon does not believe that the expiration of any single patent or group of related patents will materially affect the conduct of its business.

Sources of Supply:

Canon purchases a variety of parts and raw materials, such as glass, aluminum, plastics, steel and chemicals for use in product manufacturing. All finished and semi-finished products purchased from outside sources are produced according to Canon's designs and specifications. The most important parts purchased by Canon are large scale integrated circuits (LSIs) which are used in most of its products. Some of the circuits are manufactured in-house. Canon has not experienced any difficulty in obtaining parts or raw materials and believes that it will be able to continue to obtain them in sufficient quantities to meet its needs.

Environmental Protection:

Canon has been working on antipollution strategies for many years. In 1993 Canon implemented its "New Principles for Environmental Assurance" to promote a comprehensive response to environmental concerns.

These principles are:

     1) to contribute to society by developing products, production technology and evaluation technology and by conducting all corporate activity in a manner which is consistent with the principles of environmental conservation.

     2) to implement environmental impact assessments prior to product development, and to design and manufacture products that minimize resource and energy consumption.

     3) to undertake worldwide environmentally sound manufacturing by reducing waste and energy consumption.

     4)   to work together with governments on environmental strategies.

     5) to actively support local and regional environmental protection movements as a good corporate citizen.

     6) to boost awareness of environmental conservation among Canon employees through training and education.

According to these guidelines, Canon not only observes relevant environmental laws and regulations throughout the world, but also establishes its own stricter internal standards to help protect the environment.

Canon established the Environmental Audit Department in 1993 specifically for the purpose of performing environmental audits and designating environmental auditors. In Japan, internal audits of 26 sites have been conducted every two years. The Environmental Audit Department, using a team of independent specialists, is currently working at the steady pace of one audit per month.

Canon completely eliminated the use of ozone-depleting chlorofluorocarbons in manufacturing and production in 1992, and halted all use of trichloroethane in 1993. Canon is also working to develop technologies which eliminate hazardous material from the manufacturing process.

In addition, Canon is emphasizing product recycling and refurbishment. In 1990, Canon initiated a unique program whereby cartridges from Canon personal copying machines and laser beam printers are collected and then recycled at Canon Dalian Business Machines, Inc. in China. Custom Integrated Technology, Inc. in Virginia U.S. began to refurbish used copying machines in 1996, thereby promoting the reuse of equipment that has reached the end of its normal life. In 1997, cartridge recycling also started at Industrial Resource Technologies, Inc. in Virginia and Canon Bretagne S.A. in France. In 1998, Canon announced plans to expand copying machine remanufacturing activities to the Japanese market. In 1999, Canon became the first company in Japan to adopt the Type III Eco-Label featuring detailed indications of environmental data over the life cycle of our product. Canon also started publishing the "Ecology Brochure" and "Environmental Report" containing detailed information on the environmental aspects of its products and operations.

Item 2. Description of Property

Canon's manufacturing operations are conducted primarily at 16 plants in Japan and 13 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the minor exception of leases of land and floor space by its subsidiaries. The names and locations of Canon's plants and other facilities, their approximate floor space at December 31, 1999 and the principal activities or products manufactured therein are as follows:

                                             Floor Space
                                              (Thousands             Principal Activities or
    Name and Location                       of square feet)           Products Manufactured
    -----------------                       --------------           -----------------------

    (Domestic)

Shimomaruko Headquarters, Tokyo                    1,621       Corporate headquarters,
                                                               development of business machines
                                                               and cameras, patents, purchasing,
                                                               quality assurance and research and
                                                               planning for production engineering
                                                               and technology

Canon Research Center, Kanagawa                      137       Research and development (R&D)
                                                               in software and systems

Ecology Research Center, Kyoto                        93       R&D in solar-power systems

Hiratsuka Development Center,                        466       R&D in semiconductors,
Kanagawa                                                       electron devices and display

Ayase Office,                                        296       R&D in semiconductors
Kanagawa

Kosugi Office,                                       398       R&D in software and systems
Kanagawa

Fuji-Susono Research Park,                           958       R&D in electrophotographic
Shizuoka                                                       technologies

Tamagawa Plant, Kanagawa                             409       Bubble jet printer consumables

Fukushima Plant, Fukushima                           619       Business machines, primarily
                                                               bubble jet printers

Toride Plant, Ibaraki                              1,858       Copying machines, laser beam
                                                               printers and copying machine
                                                               consumables and development
                                                               of business machines




                                             Floor Space
                                              (Thousands             Principal Activities or
    Name and Location                       of square feet)           Products Manufactured
    -----------------                       --------------           -----------------------

(Ueno Plant, Mie                                      543      Copying machine and laser beam
                                                               printer consumables

Ami Plant, Ibaraki                                 1,160       Business machines, tools and
                                                               production equipment, and optical
                                                               products

Utsunomiya Plant,                                  1,452       Camera lenses, optical products
Tochigi                                                        and development of optical products

Canon Electronics Inc. Plants,                     1,124       Electronic components,
Saitama and Gunma                                              micrographic equipment, laser beam
                                                               printers and cameras parts

Copyer Co., Ltd. Plants,                             351       Copying machines and copying
Tokyo,Yamanashi and Fukui                                      machine consumables

Canon Precision Inc. Plants,                         740       Micro-motors, precision parts,
Tokyo, Aomori and Fukushima                                    metal mold parts and laser beam
                                                               printer consumables

Canon Aptex Inc. Plants,                             454       Copying machine parts and
Ibaraki and Tokyo                                              accessories

Canon Chemicals Inc. Plants,                       1,359       Copying machine and laser beam
Ibaraki and Kanagawa                                           printer consumables

Canon Components Inc. Plant,                         734       Electronic components, bubble jet
Saitama                                                        printer consumables and color filter

Oita Canon Inc. Plant,                               316       35mm and Advanced Photo System
Oita                                                           cameras, digital video camcorders
                                                               and digital cameras

Nagahama Canon Inc. Plant,                           919       Laser beam printers, bubble jet
Shiga                                                          printers, laser beam printer
                                                               consumables and solar panels

Nippon Typewriter Co., Ltd. Plant,                 1,520       Parts for business machines
Ibaraki

Oita Canon Material Co., Ltd. Plant,               1,163       Copying machine and laser beam
Oita                                                           printer consumables



                                             Floor Space
                                              (Thousands             Principal Activities or
    Name and Location                       of square feet)           Products Manufactured
    -----------------                       --------------           -----------------------

   (Overseas)

Canon Virginia, Inc. Plants,                       1,084       Copying machines, laser beam
Newport News and Tappahannock,                                 printers and refurbishment of
Virginia, U.S.                                                 copying machines

Canon Business Machines, Inc. Plants,                264       Development and manufacture of
Costa Mesa, California, U.S. and                               bubble jet printers and manufacture
Tijuana, B.C., Mexico                                          of copying machine supplies

Canon Giessen GmbH Plant,                            359       Copying machines, copying
Giessen, Germany                                               machine consumables and bubble jet
                                                               printer consumables

Canon Bretagne S.A. Plant,                           506       Copying machines, copying machine
Liffre, France                                                 consumables and laser beam printers

Canon Manufacturing U.K. Ltd. Plant,                 197       Manufacture of bubble jet printers
Glenrothes Fife, United Kingdom

Canon Inc., Taiwan Plant,                            449       Development and manufacture of
Taiwan                                                         35mm SLR cameras and leaf shutter
                                                               cameras and manufacture of
                                                               Advanced Photo System cameras

Canon Opto (Malaysia) Sdn. Bhd. Plant,               534       Leaf shutter cameras,
Selangor, Malaysia                                             Advanced Photo System cameras,
                                                               video and camera lenses

Canon Dalian Business Machines, Inc.               1,039       Laser beam printer consumables
Plant,
Dalian, China

Canon Zhuhai, Inc. Plant,                            765       Leaf shutter cameras, laser beam
Zhuhai, China                                                  printers and fax machines

Tianjin Canon Co., Ltd. Plant,                       157       Copying machines
Tianjin, China

Guang-Dong United Optical Instrument                  14       Leaf shutter cameras
Co. Plant,
Guang Dong, China



                                             Floor Space
                                              (Thousands             Principal Activities or
    Name and Location                       of square feet)           Products Manufactured
    -----------------                       --------------           -----------------------

Canon Hi-Tech (Thailand) Ltd. Plant,                 830       Copying machines, bubble jet
Phra Nakhon Si Ayutthaya, Thailand                             printers and fax machines

Canon Engineering (Thailand) Ltd.                    128       Molds for business machine parts
Plant,
Phra Nakhon Si Ayutthaya, Thailand

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.

At December 31, 1999, land, buildings and related equipment having a book value of (Y)10,822 million were subject to mortgages securing (Y)4,327 million of Canon's indebtedness.

Item 3. Legal Proceedings

Canon and certain of its subsidiaries are defendants in a number of pending lawsuits. However, based upon information available to Canon, management of the Company does not expect such lawsuits to have a material effect on Canon's financial condition or results of operations.

Item 4. Control of Registrant

(a) The Company is not directly or indirectly owned or controlled by any other corporation or by any government.

(b) (1) To the Company's best knowledge, no person owned more than ten percent of the Company's common stock as of March 31, 2000.

     (2) The total number of shares of the Company's common stock owned by the Directors and Corporate Auditors as of March 31, 2000 was as follows:

                                                       Number        Percent
Title of Class    Identity of Person or Group     of Shares Owned   of Class
--------------    ---------------------------     ---------------   --------

Common stock       Directors and Corporate             237,647        0.03%
                   Auditors

(c)  None

Item 5. Nature of Trading Market

The common stock of the Company, par value 50 yen per share (the "Shares"), has been listed on the Tokyo Stock Exchange since 1949 and is traded on the First Section of that exchange. The shares are also listed on five other regional stock exchanges in Japan.

The Tokyo Stock Exchange is the principal stock exchange in Japan. The Tokyo Stock Exchange publishes the Tokyo Stock Price Index (the "TOPIX"), an index of the market value of all the stocks which are listed on the First Section of the exchange. The Nikkei Stock Average, an index of 225 selected stocks traded on the First Section of the Tokyo Stock Exchange, which is computed by a private corporation, is another widely followed index. The following table sets forth the reported high and low sales prices of the Shares on the Tokyo Stock Exchange and the closing highs and lows of the foregoing indices during the periods indicated:

                                  Price per                                           Nikkei Stock
             Period              Share (yen)                 TOPIX                    Average (yen)
             ------           -----------------      ----------------------      -------------------------
                              High         Low        High           Low           High            Low
                              ----         ---        ----           ---           ----            ---
1998       1st Quarter        3,280       2,660      1,300.30      1,120.61      17,264.34       14,664.44
           2nd Quarter        3,340       2,970      1,254.74      1,156.47      16,536.66       14,715.38
           3rd Quarter        3,400       2,500      1,280.73      1,043.57      16,731.92       13,406.39
           4th Quarter        2,840       1,930      1,164.59       980.11       15,207.77       12,879.87

1999       1st Quarter        3,120       2,170      1,269.76      1,048.33      16,378.78       13,232.74
           2nd Quarter        3,600       2,715      1,425.64      1,292.07      17,782.79       15,972.68
           3rd Quarter        4,100       2,740      1,535.23      1,420.64      18,532.58       16,821.06
           4th Quarter        4,200       2,725      1,722.20      1,460.23      18,934.34       17,254.17

As of December 31, 1999, approximately 16.6% of the outstanding Shares were held of record by 229 persons resident in the United States.

Co-ownership shares in a Global Bearer Certificate are listed on the Frankfurt Stock Exchange.

Since the 1969 public offering in the United States of U.S.$9,000,000 principal amount of the Company's 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company's American Depositary Receipts ("ADRs"). The depositary of the ADRs is Morgan Guaranty Trust Company of New York. Each ADR evidences American Depositary Shares ("ADSs"), which, effective from March 16, 1998, represent one Share each. The ADSs have been quoted on the National Association of Securities Dealers Automated Quotation system ("NASDAQ") since 1972 under the symbol CANNY. The actual and adjusted reported high and low sales prices of the ADSs on the NASDAQ are as follows:


                           Period                Price per ADS (U.S. dollars)
                           ------                ----------------------------
                                                  High                 Low
                                                  ----                 ---

         1998          1st    Quarter            24.963               21.200
                       2nd    Quarter            24.563               22.063
                       3rd    Quarter            24.000               18.500
                       4th    Quarter            23.375               17.000

         1999          1st    Quarter            25.938               19.250
                       2nd    Quarter            29.250               23.000
                       3rd    Quarter            33.625               26.625
                       4th    Quarter            40.938               25.750

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

(a) Information with respect to Japanese exchange regulations affecting the Company's security holders is as follows:

The Foreign Exchange and Foreign Trade Law of Japan, as amended and effective from April 1, 1998, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Regulations") govern certain aspects relating to the issuance of securities (including bonds, convertible bonds, bonds with warrants and shares) by the Company and the acquisition and holding of such securities by "non-residents of Japan" and by "foreign investors" as hereinafter defined.

"Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, while branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the shares are held by (i) and / or (ii) above and (iv) corporations in respect of which (a) a majority of the officers are non-resident individuals or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

Issuance of Securities by the Company:

Under the Foreign Exchange Regulations, the issue of securities outside Japan by the Company is, in principle, not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance. Under the Foreign Exchange Regulations as currently in effect, payments of principal, premium and interest in respect of securities and any additional amounts payable pursuant to the terms thereof may in general be paid when made without any restrictions under the Foreign Exchange Regulations.

Acquisition of Shares:

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan ("listed shares") by a non-resident of Japan from a resident of Japan is not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance by such resident.

In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such acquisition.

Acquisition of Shares upon Conversion of Convertible Bonds or Exercise of
Warrants:

The acquisition by a non-resident of Japan of shares upon conversion of his convertible bonds or upon exercise of his warrants is exempted from the notification and reporting requirements described under "Acquisition of Shares" above.

Dividends and Proceeds of Sales:

Under the Foreign Exchange Regulations currently in effect, dividends paid on, and the proceeds of sale in Japan of, the shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the aforesaid notification requirements.

(b) Reporting of Substantial Shareholdings:

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of over-the-counter shares) the Japan Securities Dealers Association. For this purpose, shares issuable upon the conversion of convertible bonds or exercise of warrants held by such holder are taken into account in determining both the size of a holding and a company's total outstanding share capital.

Item 7. Taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, subject to the following, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital.

Pursuant to the tax convention between the United States and Japan as currently in force, a Japanese withholding tax at the rate of 15% is imposed, generally, on dividend payments made by a Japanese corporation to a United States resident or corporation, unless the recipient of the dividend has a permanent establishment in Japan and the shares with respect to which such dividends are paid are effectively connected with such permanent establishment.

The amount of such withholding tax imposed on dividends payable to the holders of the Shares and ADRs who reside in a country other than the United States is dependent upon the provisions of such conventions or agreements as may exist between such country and Japan. In the absence of any convention or agreement, the rate of Japanese withholding tax imposed on dividends paid by Japanese companies is 20%.

Gains derived from the sale outside Japan of the Shares or ADRs by a non-resident of Japan or a non-Japanese corporation, or from the sale of the Shares within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADRs as a distributee, legatee or donee.

Item 8. Selected Financial Data
         (Millions of yen except per share data and yen exchange rates)

                                             1999          1998          1997          1996          1995
                                          ------------ ------------- ------------- ------------- -------------

Net sales                             (Y)   2,622,265     2,826,269     2,761,025     2,558,227     2,165,626
Net income                                     70,234       109,569       118,813        94,177        55,036
Advertising                                    67,544        76,911        75,800        68,354        53,033
Research and development                      177,972       176,967       170,793       150,085       125,253
Depreciation                                  155,682       159,888       137,777       117,263       104,474
Capital expenditure                           200,386       221,401       219,779       176,357       123,560
Long-term debt                                165,277       180,320       226,889       192,254       298,055
Stockholders' equity                        1,202,003     1,155,520     1,109,511     1,007,434       880,150
Total assets                                2,587,532     2,728,329     2,872,779     2,644,452     2,506,152
Per share data:
    Net income:
       Basic                          (Y)       80.66        126.10        137.73        111.29         65.96
       Diluted                                  79.50        123.93        134.60        106.96         62.73
    Cash dividends declared                     17.00         17.00         17.00         15.00         13.00
    Cash dividends declared
     (U.S. dollars)                   $         0.164         0.134         0.134         0.128         0.125
Yen exchange rates per
  U.S. dollar:
    Year end                          (Y)      102.16        113.08        130.45        115.77        103.42
    Average                                    112.79        130.88        121.85        109.31         94.14
    High                                       101.53        113.08        111.42        103.92         80.63
    Low                                        124.45        147.14        131.08        116.13        104.45

Notes:

1. The above financial data are provided in conformity with United States generally accepted accounting principles.

2. Canon adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," from the fiscal year beginning January 1, 1999, and has applied SFAS 115 retroactively to the consolidated financial statements for the prior years. See Note 3 of Notes to Consolidated Financial Statements.

3. Yen exchange rates are the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

(a) Results of Operations

The appreciation of the yen adversely affected the financial performance of Canon in 1999. Net sales decreased 7.2% to (Y)2,622,265 million while net income decreased 35.9% to (Y)70,234 million.

Summarized results of operations for the past four years are as follows:

                                               (Millions of yen except per share amounts)
                        1999         change         1998        change         1997         change        1996
                    ------------    ----------- ------------   ----------- ------------    --------   -------------
Net sales           (Y)2,622,265    -    7.2%   (Y)2,826,269   +   2.4%    (Y)2,761,025    +   7.9%   (Y)2,558,227
Operating profit         176,056    -   32.5         260,778   -   4.8          274,034    +  24.0         221,036
Income before                                                                              +
   income taxes          156,072    -   34.8         239,513   +   2.0          234,805       28.5         182,765
Net income                70,234    -   35.9         109,569   -   7.8          118,813    +  26.2          94,177

Net income
  per share:
  Basic                    80.66    -   36.0          126.10   -   8.4           137.73    +  23.8          111.29
  Diluted                  79.50    -   35.9          123.93   -   7.9           134.60    +  25.8          106.96

Note: See Note 1 of Item 8.

Sales:

During 1999, the U.S. economy remained strong against a backdrop of healthy domestic demand, and the European economy expanded slightly though the value of the euro against other major currencies declined in the second half. The Asian region showed signs of recovery owing to increased exports, particularly from the Republic of Korea and Thailand. In Japan, indications of an economic turnaround reflected increased public works expenditures, but sluggish consumer spending and private sector capital investment prevented a full-scale recovery.

During this period, the average yen-dollar exchange rate was approximately
(Y)113/U.S.$1, reflecting a 15% increase in the average value of the yen from that of 1998. The average yen-euro exchange rate also appreciated by 20% to approximately (Y)120/euro 1. Using the average 1998 exchange rates, 1999 net sales would have increased 3.4% from 1998.

In 1998, the Southeast Asian economies remained weak and the Japanese markets suffered from weak consumer spending and concerns over the stability of the Japanese banking systems. The average yen-dollar exchange rate was approximately
(Y)131/U.S.$1, reflecting a (Y)10 increase in the average value of the U.S. dollar from that of 1997, while the average yen-deutsch mark exchange rate fell from approximately (Y)70/DM1 during the previous year to (Y)74/DM1.

In 1997, the Southeast Asian economies experienced severe financial problems and the markets were weak as economy the stagnated. The average yen-dollar exchange rate was approximately (Y)121/U.S.$1, reflecting a (Y)12 increase in the average value of the U.S. dollar from that of 1996. The yen strengthened against Deutschmark. The average yen-deutsch mark exchange rate was approximately
(Y)70/DM1, reflecting a (Y)2 decrease in the average value of the deutsch mark versus 1996.

Canon's sales by products are summarized as follows:

                                                              (Millions of yen)
                               1999         change         1998        change         1997        change       1996
                            ------------ ------------- ------------- ------------ ------------- ----------- ------------
Business machines:
 Copying machines       (Y)     842,082    -  6.1%          896,641   -  0.3%          899,205   +  9.8%        818,909
 Computer
    peripherals                 965,499    -  9.3         1,064,304   + 10.3           964,808   +  9.9         878,170
 Business machines              356,350    - 10.3           397,272   -  8.9           436,053   -  1.0         440,532
                              ---------    ------         ---------   ------         ---------   ------       ----------
 Total business
    machines                  2,163,931    -  8.2         2,358,217   +  2.5         2,300,066   +  7.6       2,137,611
                              ---------  --------         ---------   ------         ---------   ------       ----------
Cameras                         277,349    +  3.6           267,636   +  8.0           247,766   + 15.9         213,760
Optical and other
   products                     180,985    -  9.7           200,416   -  6.0           213,193   +  3.1         206,856
                              ---------  --------         ---------   ------         ---------   ------       ----------
Total                   (Y)   2,622,265    -  7.2         2,826,269   +  2.4         2,761,025   +  7.9       2,558,227
                              =========  ========         =========   ======         =========   ======       ==========


Sales of business machines (copying machines, computer peripherals and business systems) accounted for 82.5% of net sales and decreased 8.2% to (Y)2,163,931 million in 1999. In 1998, business machine sales grew 2.5% in comparison to an increase of 7.6% in 1997.

Sales of copying machines (including digital, color, office and personal models) decreased 6.1% to (Y)842,082 million in 1999. Sales of the digital machines showed significant growth in all regions, particularly in the Americas and Europe. Color machines also performed well in most markets. In comparison, sales of analogue machines decreased as buyers shifted toward digital products. Although total sales of copying machines grew in terms of local currencies, the value of these sales decreased in terms of yen.

Sales of copying machines decreased in 1998 owing to the weak domestic market but showed healthy growth in 1997.

Sales of computer peripherals in 1999 (mainly laser beam, bubble jet printers and scanners) slipped 9.3% to (Y)965,499 million. Laser beam printer sales showed a decrease mainly because the release of several new products in late 1998 temporarily lessened overall demand in 1999 while the consumables continued to grow steadily. New bubble jet printers released in the Japanese market were well received but overseas sales decreased due to severe price competition. The new compact scanner released during the period sold well.

Sales of computer peripherals increased substantially in both 1998 and 1997.

Sales of business systems (including faxes, computers, micrographics, Japanese-language word processors and calculators) decreased 10.3% to (Y)356,350 million in 1999. Sales of faxes, especially in multifunction faxes, declined due to severe price competition.

Sales of business systems decreased in 1998 and in 1997. The decrease in 1998 mainly reflected a decline in sales of computers in Japan and Canon's withdrawal from the electronic typewriter business in 1998.

Sales of cameras increased by 3.6% to (Y)277,349 million in 1999, owing mainly to the introduction of new digital cameras and digital video camcorders. Sales of 35mm and Advanced Photo System cameras decreased due to the appreciation of the yen. Cameras accounted for 10.6% of net sales.

Sales of cameras increased in both 1998 and 1997, led by a growth in sales of the Advanced Photo System cameras.

Sales of optical and other products (including steppers and aligners for semiconductor chip production, broadcasting lenses, and medical equipment) decreased 9.7% to (Y)180,985 million in 1999. Stepper-related sales were negatively impacted by restricted capital investment by semiconductor manufacturers which was caused by the sluggish semiconductor market through the first half of 1999. Optical and other products contributed 6.9% to net sales.

Sales of optical and other products decreased in 1998 because of restrained capital investments by semiconductor manufacturers but increased in 1997.

A geographical analysis indicates that net sales in 1999 decreased in Japan, the Americas and Europe, but increased elsewhere.

In Japan, overall sales declined slightly by 0.8% in 1999, primarily due to the decrease in sales of computers and optical products. Sales of computer peripherals and cameras showed substantial growth. Sales in the Americas decreased 9.2% in 1999. The decrease was mainly attributable to the appreciation of the yen against the U.S. dollar. Product groups other than business systems and optical and other products increased sales in terms of the U.S. dollar. Sales in Europe decreased 12.8% in 1999. Product groups other than optical and other products increased sales in terms of the euro but the stronger yen against the euro adversely affected regional sales. Sales in other areas increased by 1.4%, reflecting the economic recovery in the regions.

In 1998, net sales increased in Europe and the Americas mainly due to favorable changes in exchange rates but decreased in Japan and other areas. In 1997, all areas experienced some growth, with Europe showing double-digit growth.

The summary of net sales by region is provided below:

                                                         (Millions of yen)
                       1999         change         1998          change         1997          change         1996
                   -------------- ------------ -------------- ------------- -------------- ------------- --------------
Japan         (Y)        755,704     -  0.8%         761,776    -  11.2%          857,993     +  3.5%         828,829
Americas                 913,377     -  9.2        1,005,648    +  12.7           891,979     +  8.8          819,737
Europe                   741,657     - 12.8          850,226    +   9.6           775,592     + 10.4          702,516
Others                   211,527     +  1.4          208,619    -  11.4           235,461     + 13.7          207,145
                   -------------- ------------ -------------- ---------------------------- ------------ --------------
    Total     (Y)      2,622,265     -  7.2        2,826,269    +   2.4         2,761,025     +  7.9        2,558,227
                   ============== ============ ============== ============= ============== ============ ==============

Note: This summary of sales by region is based on the location of the customer.

Earnings:

Operating profit in 1999 decreased 32.5% to (Y)176,056 million or 6.7% of net sales. This compares with 9.2% in 1998 and 9.9% in 1997.

In 1999, the appreciation of the yen adversely affected net sales by approximately (Y)300,000 million. The appreciation of the yen lowered gross profit ratio (gross profit to net sales) by approximately 4.5% including positive effects on the overseas production and the use of local parts suppliers. On the other hand, successful Canon's efforts aimed at reducing production costs and increasing sales of high-value-added products favorably affected the gross profit ratio. As a result, the gross profit ratio to net sales was 42.9% in 1999 as compared to 44.5% in 1998.

Selling, general and administrative expenses decreased 4.8% to (Y)948,269 million, or 36.2% of net sales, an increase of 0.9% from the previous year. The decrease was mainly attributable to Canon's efforts to reduce selling expenses, such as advertising and sales promotions. On the contrary R&D expenditure during 1999 slightly increased by 0.5% to (Y)177,922 million, representing 6.8% of net sales.

In 1998, Canon's operating profit decreased 4.8% to (Y)260,778 million or 9.2% of net sales. The depreciation of the yen positively influenced net sales by approximately (Y)124,000 million. However, most of this influence was eliminated at the gross profit level due to price reductions made to increase Canon's competitive position in the world markets.

In 1997, Canon's operating profit increased 24.0% to (Y)274,034 million. The depreciation of the yen positively affected net sales by approximately
(Y)102,800 million. Approximately 80% of this influence was eliminated at the gross profit level due to price reductions.

The disclosures of segment information by product as required in Japan for the years ended December 31, 1999, 1998 and 1997 are provided on page 28, and the disclosures of segment information by geographic area as required in Japan for the years ended December 31, 1999, 1998 and 1997 are shown on page 29.

Segment information by product:

  1999                                                               (Millions of yen)
----------
                                      Business                 Optical and     Corporate and
                                      machines    Cameras    other products    eliminations   Consolidated
                                   ------------ ----------- ----------------  --------------- ------------
Net sales
   Unaffiliated customers      (Y)   2,163,931     277,349       180,985               --       2,622,265
   Intersegment                             --          --        79,413          (79,413)             --
                                     ---------     -------       -------          -------       ---------
       Total                         2,163,931     277,349       260,398          (79,413)      2,622,265
                                     ---------     -------       -------          -------       ---------
Operating cost and expenses          1,902,053     258,382       273,631           12,143       2,446,209
                                     ---------     -------       -------          -------       ---------
Operating profit               (Y)     261,878      18,967       (13,233)         (91,556)        176,056
                                     =========     =======       =======          =======       =========
Assets                         (Y)   1,256,667     155,204       252,071          923,590       2,587,532
Depreciation and amortization          114,451      12,285        12,860           18,515         158,111
Capital expenditure                    143,269      12,880        17,856           26,381         200,386

  1998
----------
                                      Business                 Optical and     Corporate and
                                      machines    Cameras    other products    eliminations   Consolidated
                                   ------------ ----------- ----------------  --------------- ------------
Net sales
   Unaffiliated customers      (Y)   2,358,217     267,636       200,416               --      2,826,269
   Intersegment                             --          --        80,179          (80,179)            --
                                     ---------     -------       -------        ---------      ---------
       Total                         2,358,217     267,636       280,595          (80,179)     2,826,269
                                     ---------     -------       -------        ---------      ---------
Operating cost and expenses          2,041,532     240,429       275,946            7,584      2,565,491
                                     ---------     -------       -------        ---------      ---------
Operating profit               (Y)     316,685      27,207         4,649          (87,763)       260,778
                                     =========     =======       =======        =========      =========
Assets                         (Y)   1,438,218     159,896       239,884          890,331      2,728,329
Depreciation and amortization          117,179      11,695         9,925           22,988        161,787
Capital expenditure                    149,072      14,019        17,296           41,014        221,401

  1997
----------
                                      Business                 Optical and     Corporate and
                                      machines    Cameras    other products    eliminations   Consolidated
                                   ------------ ----------- ----------------  --------------- ------------
Net sales
   Unaffiliated customers      (Y)   2,300,066     247,766       213,193               --      2,761,025
   Intersegment                             --          --        71,844          (71,844)            --
                                     ---------     -------       -------        ---------      ---------
       Total                         2,300,066     247,766       285,037          (71,844)     2,761,025
                                     ---------     -------       -------        ---------      ---------
Operating cost and expenses          1,981,113     225,652       259,573           20,653      2,486,991
                                     ---------     -------       -------        ---------      ---------
Operating profit               (Y)     318,953      22,114        25,464          (92,497)       274,034
                                     =========     =======       =======        =========      =========
Assets                         (Y)   1,433,626     163,095       232,436        1,043,622      2,872,779
Depreciation and amortization          102,789       9,963         8,793           18,270        139,815
Capital expenditure                    148,834      13,953        17,097           39,895        219,779

Notes:

1.   General corporate expenses of (Y)91,540 million, (Y)88,064 million and
     (Y)92,677 million in 1999, 1998 and 1997, respectively, are included in "Corporate and eliminations."

2. Corporate assets of (Y)923,863 million, (Y)892,863 million and (Y)1,045,127 million in 1999, 1998 and 1997, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

Segment information by geographic area:

    1999                                                     (Millions of yen)
-------------

                                                                                                   Corporate
                                                                                                      and
                                        Japan          Americas        Europe        Others      eliminations    Consolidated
                                   ---------------- --------------- ------------- -------------- -------------- ---------------
Net sales
   Unaffiliated customers      (Y)         791,399         912,676       736,570        181,620            --        2,622,265
   Intersegment                          1,205,021          14,468         3,645        179,527    (1,402,661)              --
                                   ---------------  --------------  ------------  -------------  ------------   --------------
       Total                             1,996,420         927,144       740,215        361,147    (1,402,661)       2,622,265
Operating cost and expenses              1,791,871         898,900       727,215        350,482    (1,322,259)       2,446,209
                                   ---------------  --------------  ------------  -------------  ------------   --------------
Operating profit               (Y)         204,549          28,244        13,000         10,665       (80,402)         176,056
                                   ===============  ==============  ============  =============  ============   ==============
Assets                         (Y)       1,328,376         298,624       338,630        138,251       483,651        2,587,532
                                   ===============  ==============  ============  =============  ============   ==============

    1998
-------------
                                                                                                   Corporate
                                                                                                      and
                                        Japan          Americas        Europe        Others      eliminations    Consolidated
                                   ---------------- --------------- ------------- -------------- -------------- ---------------
Net sales
   Unaffiliated customers      (Y)         796,406       1,003,683       841,400        184,780            --        2,826,269
   Intersegment                          1,312,405          21,523         3,126        198,702    (1,535,756)              --
                                   ---------------  --------------  ------------  -------------  ------------   --------------
       Total                             2,108,811       1,025,206       844,526        383,482    (1,535,756)       2,826,269
Operating cost and expenses              1,831,816       1,002,166       820,257        370,036    (1,458,784)       2,565,491
                                   ---------------  --------------  ------------  -------------  ------------   --------------
Operating profit               (Y)         276,995          23,040        24,269         13,446       (76,972)         260,778
                                   ===============  ==============  ============  =============  ============   ==============
Assets                         (Y)       1,384,473         328,634       391,354        136,843       487,025        2,728,329
                                   ===============  ==============  ============  =============  ============   ==============

    1997
-------------
                                                                                                   Corporate
                                                                                                      and
                                        Japan          Americas        Europe        Others      eliminations    Consolidated
                                   ---------------- --------------- ------------- -------------- -------------- ---------------
Net sales
   Unaffiliated customers      (Y)         904,545         887,302       765,580        203,598            --        2,761,025
   Intersegment                          1,226,130          17,793         3,842        190,602    (1,438,367)              --
                                   ---------------  --------------  ------------  -------------  ------------   --------------
       Total                             2,130,675         905,095       769,422        394,200    (1,438,367)       2,761,025
Operating cost and expenses              1,832,174         883,698       733,016        371,221    (1,333,118)       2,486,991
                                   ---------------  --------------  ------------  -------------  ------------   --------------
Operating profit               (Y)         298,501          21,397        36,406         22,979      (105,249)         274,034
                                   ===============  ==============  ============  =============  ============   ==============
Assets                         (Y)       1,477,052         353,027       397,824        165,691       479,185        2,872,779
                                   ===============  ==============  ============  =============  ============   ==============

Notes:

1.   General corporate expenses of (Y)91,540 million, (Y)88,064 million and
     (Y)92,677 million in 1999, 1998 and 1997, respectively, are included in "Corporate and eliminations."

2. Corporate assets of (Y)923,863 million, (Y)892,863 million and (Y)1,045,127 million in 1999, 1998 and 1997, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

Operating profit for business machines decreased by (Y)54,807 million in 1999. This decrease mainly reflected the decline of the gross profit ratio reflecting the appreciation of the yen. The operating profit ratio also decreased by 1.3% to 12.1%. In 1998, operating profit for business machines decreased by (Y)2,268 million to (Y)316,685 million, mainly due to reduced sales of copying machines. In 1997, operating profit for business machines increased by (Y)50,177 million to (Y)318,953 million. This increase was due to significant growth in sales of copying machines, laser beam and bubble jet printers.

Operating profit for cameras decreased by (Y)8,240 million to (Y)18,967 million in 1999. The strong yen reduced the gross profit ratio from cameras and the operating profit ratio also declined 3.4% to 6.8%. Operating profit for cameras increased both in 1998 and 1997, reflecting increased sales of Advanced Photo System and 35mm cameras.

Operating profit for optical and other products in 1999 decreased by (Y)17,882 million to an operating loss of (Y)13,233 million, mainly attributable to the semiconductor market decline. Operating profit for optical and other products decreased both in 1998 and 1997 due to the slowdown of the semiconductor market.

Income before income taxes in 1999 was (Y)156,072 million, a 34.8% decrease from the previous year, or 6.0% of net sales. Interest expenses decreased (Y)8,525 million to (Y)20,356 million, mainly owing to the reduction of short-term loans. The loss attributable to equity in earnings of affiliated companies decreased
(Y)2,390 million to net loss of (Y)2,848 million, primary due to the recovery of a semiconductor-related affiliated company. In 1999, foreign exchange losses of
(Y)3,387 million were recorded, compared to an exchange gains of (Y)1,189 million in 1998.

Income before income taxes in 1998 was (Y)239,513 million, accounting for 8.5% of net sales. Other net deductions significantly improved from (Y)23,362 million to (Y)4,960 million due to the decrease in foreign exchange losses.

Income before income taxes in 1997 was (Y)234,805 million, accounting for 8.5% of net sales. Interest expenses decreased by (Y)4,055 million, while foreign exchange losses increased (Y)7,140 million due mainly to the devaluation of Asian currencies.

Net income in 1999 was (Y)70,234 million, a 35.9% decrease compared to the previous year, representing a 2.7% return on sales. While Japanese normal income tax rates declined by 4% to 47%, the ratio of income taxes to income before income taxes rose by 2.1% to 53.8%. Of this increase, 3.2% was due to the effect of changing Japanese income tax rates on net deferred tax assets.

Net income in 1998 and 1997 was (Y)109,569 million and (Y)118,813 million, respectively. Return on sales in 1998 and 1997 was 3.9% and 4.3%, respectively.

Foreign Operations and Foreign Currency Transactions:

Canon's marketing activities are performed by subsidiaries in each region in local currencies, while the cost of goods sold is generally in yen. Given Canon's current structure, appreciation of the yen has a negative impact on Canon's net sales and gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments which are comprised principally of forward currency exchange contracts.

The return on foreign operation sales is usually lower than domestic operations because foreign operations consist mainly of marketing activities. The return on foreign operation sales in 1999, 1998 and 1997 was 1.8%, 2.1% and 2.5%, respectively. This compares with 2.7%, 3.9% and 4.3% on total operations for such years, respectively.

(b) Liquidity

Cash and cash equivalents in 1999 decreased by (Y)18,729 million to (Y)480,453 million compared with (Y)499,182 million in 1998 and (Y)647,097 million in 1997.

Net cash provided by operating activities in 1999 was (Y)308,917 million, compared with (Y)279,220 million in 1998 and (Y)184,200 million in 1997. This increase is attributable mainly to the significant reduction of inventory levels.

Net cash used in investing activities in 1999 decreased to (Y)200,982 million, compared with (Y)247,947 million in 1998 and (Y)206,711 million in 1997. Capital expenditure decreased by (Y)21,015 million to (Y)200,386 million compared to 1998. The introduction of a new production system helped to reduce certain part of capital expenditure required for production.

A decrease of net cash used in financing activities in 1999 and 1998 was mainly owing to the reduction of short-term loans, reflecting Canon's policy to improve its financial structure. Net cash provided by (used in) financing activities in 1999 was (Y)(122,823) million, compared to (Y)(177,862) million in 1998 and
(Y)21,440 million in 1997.

Capital expenditure in 1999 amounted to (Y)200,386 million compared with
(Y)221,401 million in 1998 and (Y)219,779 million in 1997. In 1999, major capital expenditure included the expansion and maintenance of production capabilities, construction of a new plant for consumables and new corporate headquarters and sales offices. Funds required for investments have been generated internally from operations.

(c) Capital Resources

At December 31, 1999, Canon had outstanding commitments of approximately
(Y)25,830 million to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally from operations.

Working capital in 1999 decreased by (Y)14,593 million to (Y)609,730 million compared with (Y)624,323 million in 1998 and (Y)647,762 million in 1997. The decrease was primarily attributable to the reduction of inventory levels.

The working capital ratio (current assets to current liabilities) for 1999 was
1.70 compared with 1.60 for 1998 and 1.53 for 1997.

Return on assets fell to 2.6% in 1999, compared with 3.9% in 1998 and 4.3% in 1997. This decline was due mainly to a decrease in net income. Return on stockholders' equity also fell to 6.0% in 1999, compared with 9.7% in 1998 and 11.2% in 1997.

(d) New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging

Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. Canon will adopt SFAS 133 for the year beginning January 1, 2001 and is currently assessing the impact of adopting SFAS 133. However, based on its limited use of derivative financial instruments, management does not anticipate that the adoption of SFAS 133 will have a material effect on Canon's consolidated financial position or results of operations.

In December 1999, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Canon will adopt SAB 101 for the year beginning January 1, 2000 and is in the process of determining the impact that adoption will have on its consolidated financial statements.

(e) Item 9A Market Risk Management

Market Risk Exposures:

Canon is exposed to markets risk, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments. Canon does not hold or issue derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Canon to the risk of credit-related losses in the event of non-performance by counterparties, Canon believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant.

Equity Price Risk:

Canon holds marketable securities and marketable investments included in current assets for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities and marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and marketable investments for trading purposes.

Maturities and fair values of such marketable securities and marketable investments were as follows at December 31, 1999 and 1998.

                                                                     (Millions of yen)
                                                          1999                                1998
                                              -----------------------------     ------------------------------
                                                  Cost           Fair Value          Cost           Fair Value
                                              ---------        ------------     ------------        ----------
Due within one year                      (Y)      1,745            1,732            1,234             1,223
Due after one year through five years             3,004            4,484            4,755             4,965
Due after five years                              5,377            5,741            1,437             1,463
Equity securities                                24,772          116,720           19,496            33,752
                                                 ------          -------           ------            ------
                                         (Y)     34,898          128,677           26,922            41,403

Foreign Exchange Risk:

Canon's international operations and foreign currency indebtedness expose Canon to the risk of changes in foreign currency exchange rates. To manage this exposure, Canon enters into foreign exchange contracts. With respect to risks related to its sales revenue, Canon currently has a policy of entering into foreign exchange contracts that cover approximately 30-50% of the amount of foreign currency cash flows that Canon, at a given time, anticipates it will receive within the immediately succeeding two to three month period. Canon also enters into foreign exchange contracts from time to time to hedge a portion of the risk of fluctuation in foreign currency exchange rates associated with long-term debt that is denominated in foreign currencies. Foreign exchange contracts related to such long-term debt have the same maturity as the underlying debt.

The following table provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 1999 and 1998, which is translated into yen at the rate used herein as of such date, together with the related weighted average contractual exchange rates at December 31, 1999 and 1998. This table does not include amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures. All of the foreign exchange contracts described in the following table as of December 31, 1999 have a contractual maturity date in 2000.

      1999                                         (Millions of yen except average contractual rates)
      ----                                      ---------------------------------------------------------
      Forwards to sell foreign currencies        U.S.$/Yen      euro/Yen        Others         Total
      ----------------------------------------- ------------- -------------- ------------- --------------
      Contract amounts                     (Y)       123,813         45,037         2,081        170,931
      Estimated fair value                               953            579          (104)         1,428
      Average contractual rates                       102.38         103.84


      1998                                         (Millions of yen except average contractual rates)
      ----                                      ---------------------------------------------------------
      Forwards to sell foreign currencies        U.S.$/Yen       DM/Yen         Others         Total
      ----------------------------------------- ------------- -------------- ------------- --------------
      Contract amounts                     (Y)        80,296         24,199           794        105,289
      Estimated fair value                             4,367            714          (128)         4,953
      Average contractual rates                       121.25          70.84

Interest Rate Risk:

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Canon has long-term debt with both fixed rates and floating rates. Interest rate swaps may be entered into from time to time by Canon to hedge cash flows of interest and debt when determined by Canon to be appropriate based on market conditions.

The following tables provide information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 1999 and 1998, which is translated into yen at the rate used herein as of such date, together with the related weighted average contractual interest rates at December 31, 1999 and 1998.

Long-term debt (including due within one year)                                                (Millions of yen )
---------------------------------------------------- ----------------------------------------------------------
                          Average *
                          interest                   Expected maturity date (year ended December 31, 1999)
                            rates              ----------------------------------------------------------------
                                       Total     2000     2001    2002     2003     2004   Thereafter Estimated
                                                                                                      fair value
---------------------------------------------------------------------------------------------------------------
Japanese yen notes        2.27%     (Y)111,920      --   19,920  37,000   10,000   20,000     25,000    116,233
Japanese yen
   convertible            1.20%         21,254      --        9   5,248       --       --     15,997     55,734
   debentures
Swiss franc note with
   warrants               0.74%          6,984   6,984       --      --       --       --         --      6,994
Loans, principally
   from banks             3.69%         50,193  18,090   15,966   9,407    2,152      674      3,904     49,303
---------------------------------------------------------------------------------------------------------------
   Total                            (Y)190,351  25,074   35,895  51,655   12,152   20,674     44,901    228,264
---------------------------------------------------------------------------------------------------------------


Long-term debt (including due within one year)                                                (Millions of yen )
---------------------------------------------------- ----------------------------------------------------------
                          Average *
                          interest                   Expected maturity date (year ended December 31, 1998)
                            rates
                                               ----------------------------------------------------------------

                                       Total     1999     2000    2001     2002     2003   Thereafter Estimated
                                                                                                      fair value
---------------------------------------------------------------------------------------------------------------
U.S. dollar bonds         9.75%     (Y)  8,099   8,099       --      --       --       --         --      8,142
Japanese yen notes        2.29%        109,920      --       --   19,920  35,000   10,000     45,000    110,046
Japanese yen
   convertible            1.20%         23,125      --        9      --    5,574       --     17,542     50,486
   debentures
Swiss franc note with
   warrants               0.65%         45,918  36,970    8,948      --       --       --         --     44,193
Loans, principally
   from banks             4.53%         59,418  21,091   17,786   10,781   2,710      527      6,523     58,609
---------------------------------------------------------------------------------------------------------------
   Total                            (Y)246,480  66,160   26,743   30,701  43,284   10,527     69,065    271,476
---------------------------------------------------------------------------------------------------------------

   *All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

Interest rate swaps                                                                              (Millions of yen )
------------------------------------------------------------------------------------------------------------------
                                                     Expected maturity date (year ended December 31, 1999)
                                               -------------------------------------------------------------------
     Notional     Average  Average   Total       2000     2001      2002     2003      2004   Thereafter  Estimated
 principal amount receive   pay                                                                          fair value
    (million)       rate    rate
------------------------------------------------------------------------------------------------------------------
  (Y)      60,000  1.66%    0.88% (Y) 60,000       --    40,000   20,000      --       --         --      2,113
 U.S.$        468  6.02%    6.11%     47,929    4,316    15,130   28,483      --       --         --        161
------------------------------------------------------------------------------------------------------------------



Interest rate swaps                                                                              (Millions of yen )
-------------------------------------------------------------------------------------------------------------------
                                                     Expected maturity date (year ended December 31, 1998)
                                               --------------------------------------------------------------------
     Notional     Average  Average   Total       1999     2000      2001     2002      2003   Thereafter Estimated
 principal amount receive  pay                                                                          fair value
    (million)       rate    rate
------------------------------------------------------------------------------------------------------------------
   (Y)     61,000  1.78%    0.50% (Y) 61,000    1,000        --   40,000    20,000       --        --       2,388
  Sfr          22  4.63%    2.06%      1,821       --       847       --        --      974        --          (1)
 U.S.$        498  6.31%    5.77%     57,657   19,587    12,445   25,625        --       --        --         (48)
------------------------------------------------------------------------------------------------------------------


(f) Regarding the Environment

Canon is not aware of any sites that may have a material adverse effect on its liquidity, financial position or results of operations. It is difficult to estimate future environmental expenditure because of the many uncertainties involved, including the future status of the law, regulations, technology and information. Nevertheless, Canon believes that capital expenditure and expenses incurred in complying with current laws for environmental protection will not have a material effect upon its liquidity, financial position or results of operations.

(g) Year 2000

Canon's State of Readiness
Canon considers continued attention to the Year 2000 (Y2K) issue as one of its most important management tasks. In 1998 Canon formed a Y2K committee with the participation of major Canon Group companies. This committee coordinated all aspects of the Y2K preparations of Canon Group.

Prior to the beginning of the year 2000, Canon established the countermeasures headquarters to test and confirm compliance of our utilities, information infrastructure, main information systems, manufacturing facilities and major suppliers during the year end/beginning. However, Canon's management has so far remained unaffected by Y2K-related problems. Although Canon Group sales companies established a special team to handle customer communications, no specific product-related issues have arisen.

Costs
Canon and major Canon Group companies consigned external software companies to ensure Y2K compliance. For the Canon Group as a whole, these activities involved costs of approximately (Y)1,800 million for the period up to and including December 31, 1999.

Y2K-related costs also arose in other areas. However, these costs are not material to Canon's business operations, financial condition or results of operations.

(h) Looking Forward

In 2000, Canon expects that the overall U.S. economy will remain favorable and the European economy will show economic expansion supported by an increase of exports reflecting the lower value of the euro against major currencies. Canon expects personal spending and capital investment in Japan to continue to improve slightly. The markets in which Canon operates are expected to grow steadily, as demand for information and communications equipment shifts further toward products with digital, network and color functions. Nevertheless, the operating environment will continue to feel pressure from increasing customer demands for improved performance and from intense price competition. Canon expects an increase in demand for semiconductors to an increase in capital investment by manufactures will lead to growing demand for Canon's semiconductor production equipment. As nearly 70% of Canon's products are distributed overseas and a large portion of these products are manufactured at plants in Japan, the appreciation of the yen has a negative impact on Canon's operating results.

Under these circumstances, Canon will devote all of its energies and resources to improving business results by introducing attractive and competitive products that meet customer needs and by continuing management reformation activities aimed at enhancing the efficiency of development, production, sales and distribution.

The foregoing discussion in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon's ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty of economic conditions in Canon's major markets; uncertainty of continued demand for Canon's high-value-added products; uncertainty in the continued growth of computer and related markets; uncertainty of increased demand for Canon's semiconductor production equipment; Canon's ability to continue to develop products and to market products that incorporate new technologies on a timely basis, at competitive prices and with the ability to achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Item 10. Directors and Officers of Registrant

Directors and Corporate Auditors of the Company as of March 31, 2000 were as follows:

                                                                  Director/
                   Age as of                                     Corporate
    Name        March 31, 2000        Position                  Auditor since
    ----        --------------        --------                  -------------

Fujio Mitarai           64            President and C.E.O.        March, 1981
Takashi Kitamura        59            Senior Managing Director    March, 1989

Ichiro Endo             59            Senior Managing Director    March, 1989

Yukio Yamashita         60            Senior Managing Director    March, 1991
Takashi Saito           58            Managing Director           March, 1991
Toshizo Tanaka          59            Managing Director           March, 1995
Yusuke Emura            55            Managing Director           March, 1993
Kinya Uchida            61            Managing Director           March, 1995

Akira Tajima            59            Managing Director           March, 1995
Haruo Murase            60            Director                    March, 1991
Toru Takahashi          57            Director                    March, 1991
Nobuyoshi Tanaka        54            Director                    March, 1993
Kohtaro Miyagi          59            Director                    March, 1995
Tsuneji Uchida          58            Director                    March, 1997
Junji Ichikawa          57            Director                    March, 1997
Muneo Adachi            57            Director                    March, 1997
Hajime Tsuruoka         56            Director                    March, 1997
Teruomi Takahashi       56            Director                    March, 1999
Hironori Yamamoto       56            Director                    March, 1999
Akiyoshi Moroe          55            Director                    March, 1999
Kunio Watanabe          55            Director                    March, 1999
Ikuo Soma               53            Director                    March, 1999
Shuichi Ishizuki        62            Corporate Auditor           March, 1998
Takenori Matsuoka       60            Corporate Auditor           March, 1995
Tadashi Ohe             55            Corporate Auditor           March, 1994
Tetsuo Yoshizawa        54            Corporate Auditor           March, 1998

Directors and Corporate Auditors are elected at the annual meeting of shareholders for a two-year term and three-year term of office, respectively, and may serve any number of consecutive terms. There is no arrangement or understanding between a Director or a Corporate Auditor and any other person pursuant to his election as a Director or a Corporate Auditor.

All Directors and Messrs. Shuichi Ishizuki and Takenori Matsuoka, Corporate Auditors, have been employed by the business of the Company on a full-time basis for more than five years.

Item 11. Compensation of Directors and Officers

(a) The aggregate amount of compensation, including bonuses but excluding retirement allowances, paid by the Company in 1999 to all Directors and Corporate Auditors of the Company who served during 1999 was approximately
     (Y)1,274 million.

(b) Directors and Corporate Auditors are not covered by the Company's retirement program. However, in accordance with customary Japanese business practice, when a Director or a Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to an annual meeting of shareholders for approval.

     In 1999, the Company paid retirement allowances aggregating (Y)1,003 million to eight Directors.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

(a)  None

(b)  None

Item 13. Interest of Management in Certain Transactions

     None


                                    PART II

Item 14. Description of Securities to be Registered

None


                                    PART III

Item 15. Defaults Upon Senior Securities

     None

Item 16. Changes in Securities and Changes in Security for Registered Securities

(a) As a result of amendments to the Japanese Commercial Code which became effective on October 1, 1982 (the "Amendments"), the Deposit Agreement dated May 1, 1969, which constituted the American Depositary Receipts for 10,000,000 American Depositary Shares (ADSs), each ADS representing five Shares, was amended and restated as of October 1, 1982 (the "amended Deposit Agreement").

     Under the Amendments, the Company was required to adopt a "unit" of Shares. At its annual meeting of shareholders held on March 30, 1982, the Company adopted 1,000 Shares as one unit, effective from October 1, 1982.

      The adoption of a unit of Shares has, inter alia, the following consequences:

     (i) Except under certain limited circumstances, the Company may issue share certificates only for Shares constituting one or more complete units. Since the transfer of Shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates have been issued are not transferable.

     (ii) A holder of Shares not constituting one or more complete units may at any time require the Company to purchase such Shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the first sale of the Shares is effected on the Tokyo Stock Exchange thereafter, less the usual brokerage commission and securities transfer tax.

    (iii) A holder of Shares representing less than one unit cannot exercise any voting rights with respect to such Shares. A person (except a corporate shareholder more than one-quarter of whose outstanding Shares are, directly or indirectly, owned by the Company) holding at least one unit of Shares has one vote per Share with respect to those Shares constituting one or more complete unit.

          As a result of the Amendments, the depositary under the Deposit Agreement may be unable to deliver share certificates with respect to those Shares otherwise deliverable upon the surrender of ADRs which do not constitute one or more complete units. In such case, the amended Deposit Agreement provides that the depositary will promptly advise the holder of the amount of such Shares, deliver to the holder a new ADR evidencing such Shares, and notify the holder of the additional amount of ADRs which the holder must surrender in order for the depositary to effect delivery of share certificates for all of Shares represented by the holder's ADSs.

      Effective from March 16, 1998, the Company changed the ratio of ADSs to Shares from five Shares to one Share. In this regard, four additional ADSs for each ADS held were distributed to holders of ADS. Existing ADRs remain valid and do not need to be exchanged for new ones.

(b)  None

(c)  None

(d)  None

                                    PART IV

Item 17. Financial Statments
Consolidated Financial Statement of Canon Inc. and Subsidiaries:
                                                                         Page
                                                                        Number
                                                                        ------
    Independent Auditors' Report                                          41
    Consolidated Balance Sheets as of December 31, 1999 and 1998          42
    Consolidated Statements of Income for the years ended
       December 31, 1999, 1998 and 1997                                   43
    Consolidated Statements of Stockholders' Equity for the years
       ended December 31, 1999, 1998 and 1997                             44
    Consolidated Statements of Cash Flows for the years ended
       December 31, 1999, 1998 and 1997                                   45
    Notes to Consolidated Financial Statements                            46

Schedule:
    Independent Auditors' Report on Schedule                              41
    Schedule II    Valuation and Qualifying Accounts for the
                   years ended December 31, 1999, 1998 and 1997           71

     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as they are not applicable.

Financial statements of non-consolidated subsidiaries and affiliates, 20% to 50% owned, are omitted because none of these subsidiaries and affiliates constitute a significant subsidiary or an affiliate as of or for the year ended December 31, 1999.

                          Independent Auditors' Report

The Board of Directors
Canon Inc.:

We have audited the consolidated financial statements (expressed in yen) of Canon Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under United States generally accepted accounting principles is not presented in the accompanying consolidated financial statements. Foreign issuers are currently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our report dated February 8, 1999, our opinion on the 1998 and 1997 consolidated financial statements of Canon Inc. and subsidiaries was qualified because of the effects of the departure from Statement of Financial Accounting Standards No. 115 in accounting for certain investments in debt and equity securities. As described in note 1(f) of the notes to the consolidated financial statements, Canon Inc. and subsidiaries have changed their method of accounting for such investments in debt and equity securities and restated their 1998 and 1997 consolidated financial statements to conform with United States generally accepted accounting principles. Accordingly, our present opinion on the accompanying 1998 and 1997 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with United States generally accepted accounting principles.

Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


/s/ KPMG
Tokyo, Japan
February 8, 2000

                          CANON INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                           December 31, 1999 and 1998

                                                                      Millions of yen
                                                             --------------------------------
                                                                    1999          1998
                                                                    ----          ----
                        Assets
Current assets:
  Cash and cash equivalents                                  (Y)   480,453       499,182
  Marketable securities (notes 3 and 7)                              9,003         7,470
  Trade receivables (notes 4 and 7)                                376,472       412,375
  Inventories (notes 5 and 7)                                      436,250       549,257
  Prepaid expenses and other current assets (note 10)              184,411       197,433
                                                                ----------    ----------
          Total current assets                                   1,486,589     1,665,717

Noncurrent receivables and restricted funds (note 17)               29,771        50,309
Investments (notes 3 and 7)                                        166,464        83,212
Net property, plant and equipment (notes 6 and 7)                  746,824       742,312
Other assets (notes 9 and 10)                                      157,884       186,779
                                                                ----------    ----------
          Total assets                                       (Y) 2,587,532     2,728,329
                                                                ==========    ==========

          Liabilities and Stockholders' Equity
Current liabilities:
  Short-term loans (note 7)                                        298,399       403,332
  Trade payables (note 8)                                          364,664       401,527
  Income taxes (note 10)                                            45,915        61,328
  Accrued expenses                                                 117,390       127,905
  Other current liabilities (note 10)                               50,491        47,302
                                                                ----------    ----------
          Total current liabilities                                876,859     1,041,394

Long-term debt, excluding current installments (note 7)            165,277       180,320
Accrued pension and severance cost (note 9)                        132,826       132,818
Other noncurrent liabilities (note 10)                              11,325        12,228
                                                                ----------    ----------
          Total liabilities                                      1,186,287     1,366,760
                                                                ----------    ----------

Minority interests                                                 199,242       206,049
                                                                ----------    ----------
Stockholders' equity:
  Common stock of (Y) 50 par value.
    Authorized 2,000,000,000 shares;
    issued and outstanding 871,555,698 shares in 1999 and
    870,305,870 shares in 1998 (notes 7 and 11)                    163,969       163,033
  Additional paid-in capital (notes 7 and 11)                      376,848       375,913
  Legal reserve (note 12)                                           33,518        31,396
  Retained earnings (notes 10 and 12)                              735,975       682,663
  Accumulated other comprehensive income (loss)
    (notes 3, 9, 10 and 14)                                       (108,307)      (97,485)
          Total stockholders' equity                             1,202,003     1,155,520
                                                                ----------    ----------
Commitments and contingent liabilities (note 17)

          Total liabilities and stockholders' equity         (Y) 2,587,532     2,728,329
                                                                ==========    ==========


See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                  Years ended December 31, 1999, 1998 and 1997

                                                                      Millions of yen
                                                             --------------------------------------
                                                                1999         1998          1997
                                                                ----         ----          ----
Net sales                                                  (Y) 2,622,265   2,826,269    2,761,025

Cost of sales                                                  1,497,940   1,569,197    1,528,364
                                                              ----------  ----------   ----------
          Gross profit                                         1,124,325   1,257,072    1,232,661

Selling, general and administrative expenses                     948,269     996,294      958,627
                                                              ----------  ----------   ----------
          Operating profit                                       176,056     260,778      274,034

Other income (deductions):
  Interest and dividend income                                    10,222      12,576       13,922
  Interest expense                                               (20,356)    (28,881)     (29,789)
  Other, net                                                      (9,850)     (4,960)     (23,362)
                                                              ----------  ----------   ----------
                                                                 (19,984)    (21,265)     (39,229)
                                                              ----------  ----------   ----------
          Income before income taxes and minority interests      156,072     239,513      234,805

Income taxes (note 10)                                            83,939     123,843      109,364
                                                              ----------  ----------   ----------
          Income before minority interests                        72,133     115,670      125,441

Minority interests                                                 1,899       6,101        6,628
                                                              ----------  ----------   ----------

          Net income                                       (Y)    70,234     109,569      118,813
                                                              ==========  ==========   ==========


                                                                              (Y)
                                                             --------------------------------------
Net income per share (notes 1 (p) and 15):
  Basic                                                     (Y)    80.66      126.10       137.73
  Diluted                                                          79.50      123.93       134.60
                                                                 =======     =======      =======

Dividends per common share (note 12)                               17.00       17.00        17.00
                                                                 =======     =======      =======


See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1999, 1998 and 1997

                                                                      Millions of yen
                                                             --------------------------------------
                                                                1999         1998         1997
                                                                ----         ----         ----
Common stock:
  Balance at beginning of year                           (Y)   163,033     160,411      150,565
  Conversion of convertible debt (notes 11 and 13)                 936       2,622        9,846
                                                             ---------  ----------   ----------
  Balance at end of year                                       163,969     163,033      160,411
                                                             ---------  ----------   ----------
Additional paid-in capital:
  Balance at beginning of year                                 375,913     372,398      359,011
  Conversion of convertible debt (notes 11 and 13)                 935       2,612        9,779
  Increase arising from issuance of subsidiaries' common
    stock, conversion of convertible debt and exercise of
    warrants of subsidiaries and other transfers                     -         903        3,608
                                                             ---------  ----------   ----------
  Balance at end of year                                       376,848     375,913      372,398
                                                             ---------  ----------   ----------
Legal reserve:
  Balance at beginning of year                                  31,396      28,467       26,770
  Transfers from retained earnings (note 12)                     2,122       2,934        1,728
  Transfers to minority interests arising from
    issuance of subsidiaries' common stock,
    conversion of convertible debt and exercise of
    warrants of subsidiaries and other transfers                     -          (5)         (31)
                                                             ---------  ----------   ----------
  Balance at end of year                                        33,518      31,396       28,467
                                                             ---------  ----------   ----------
Retained earnings:
  Balance at beginning of year                                 682,663     592,268      489,617
  Net income for the year                                       70,234     109,569      118,813
  Cash dividends (note 12)                                     (14,797)    (15,619)     (13,727)
  Transfers to legal reserve (note 12)                          (2,122)     (2,934)      (1,728)
  Transfers to minority interests arising from
    issuance of subsidiaries' common stock, conversion
    of convertible debt and exercise of warrants of
    subsidiaries and other transfers                                (3)       (621)        (707)
                                                             ---------  ----------   ----------
  Balance at end of year                                       735,975     682,663      592,268
                                                             ---------  ----------   ----------
Accumulated other comprehensive income (loss)
(notes 3, 9, 10 and 14):
  Balance at beginning of year                                 (97,485)    (44,033)     (18,529)
  Other comprehensive income (loss) for the year,
    net of tax                                                 (10,822)    (53,452)     (25,504)
                                                             ---------  ----------   ----------
  Balance at end of year                                      (108,307)    (97,485)     (44,033)
                                                             ---------  ----------   ----------

      Total stockholders' equity                         (Y) 1,202,003   1,155,520    1,109,511
                                                             =========  ==========   ==========

Disclosure of comprehensive income:
  Net income for the year                                       70,234     109,569      118,813
  Other comprehensive income (loss) for the year,
    net of tax (note 14)                                       (10,822)    (53,452)     (25,504)
                                                             ---------  ----------   ----------

      Total comprehensive income for the year            (Y)    59,412      56,117       93,309
                                                             =========  ==========   ==========


See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1999, 1998 and 1997

                                                                                  Millions of yen
                                                                     ---------------------------------------
                                                                            1999         1998        1997
                                                                            ----         ----        ----
Net income                                                           (Y)    70,234      109,569    118,813

Adjustments to reconcile net income to net cash provided
  by operating activities:
     Depreciation and amortization                                         158,111      161,787    139,815
     Loss on disposal of property and equipment                              8,814        6,631      8,289
     Deferred income taxes                                                  (5,972)       1,941     (9,618)
     Decrease (increase) in trade receivables                               (1,231)       1,640    (66,975)
     Decrease (increase) in inventories                                    107,913       15,737    (43,895)
     Increase (decrease) in trade payables                                 (22,950)     (46,636)    31,527
     Increase (decrease) in income taxes                                   (13,966)         607    (12,459)
     Increase in accrued expenses                                            3,206        9,386     12,962
     Other, net                                                              4,758       18,558      5,741
                                                                           -------      -------    -------
         Net cash provided by operating activities                         308,917      279,220    184,200
                                                                           -------      -------    -------

Cash flows from investing activities:
     Capital expenditure                                                  (200,386)    (221,401)  (219,779)
     Proceeds from sale of property, plant and equipment                     6,104        3,404      4,330
     Payment for purchase of marketable securities                         (12,349)      (5,386)    (8,635)
     Proceeds from sale of marketable securities                             6,637        9,439      5,145
     Payment for purchase of investments                                    (9,770)     (28,111)    (6,797)
     Other                                                                   8,782       (5,892)    19,025
                                                                           -------      -------    -------
         Net cash used in investing activities                            (200,982)    (247,947)  (206,711)
                                                                           -------      -------    -------

Cash flows from financing activities (note 13):
     Proceeds from long-term debt                                    (Y)    23,811       34,903     70,768
     Repayment of long-term debt                                           (75,005)     (29,458)   (98,693)
     Increase (decrease) in short-term loans                               (51,871)    (167,295)    51,030
     Dividends paid (note 12)                                              (14,797)     (15,619)   (13,727)
     Other                                                                  (4,961)        (393)    12,062
                                                                           -------      -------    -------
         Net cash provided by (used in) financing activities              (122,823)    (177,862)    21,440
                                                                           -------      -------    -------
Effect of exchange rate changes on cash and cash equivalents                (3,841)      (1,326)    (3,578)
                                                                           -------      -------    -------
Net change in cash and cash equivalents                                    (18,729)    (147,915)    (4,649)

Cash and cash equivalents at beginning of year                             499,182      647,097    651,746

Cash and cash equivalents at end of year                             (Y)   480,453      499,182    647,097
                                                                           =======      =======    =======
Cash paid during the year for:
     Interest                                                        (Y)    19,321       21,083     27,120
     Income taxes                                                          103,877      121,295    131,441
                                                                           =======      =======    =======


See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(1)  Basis of Presentation and Significant Accounting Policies

     (a)  Description of Business
          The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon's products also include business systems such as faxes, computers, micrographics, Japanese-language word processors and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, video camcorders and digital cameras. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon's sales in 1999 were distributed as follows: copying machines-32%, computer peripherals-37%, business systems-13%, cameras-11%, and optical and other products-7%.

          Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 70% of consolidated net sales in 1999 were generated outside Japan, with 35% in the Americas, 28% in Europe and 7% in other areas.

          Canon's manufacturing operations are conducted primarily at 16 plants in Japan and 13 overseas plants which are located in the United States, Germany, France, United Kingdom, Taiwan, China, Malaysia, Thailand, and Mexico.

          Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20% of consolidated sales for the year ended December 31, 1999. Canon believes it is highly unlikely that it would lose such OEM business in the near term.

     (b)  Basis of Presentation
          The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

          The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with United States generally accepted accounting principles.

     (c)  Principles of Consolidation
          The consolidated financial statements include the accounts of Canon after elimination of all significant intercompany balances and transactions.

     (d)  Cash Equivalents
          For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (e)  Translation of Foreign Currencies
          Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements, including gains and losses from hedging and intercompany transactions, net of related taxes, are included in other comprehensive income (loss) and are accumulated in stockholders' equity as foreign currency translation adjustments.

          Gains and losses resulting from other foreign currency transactions are included in other income (deductions) (see note 19).

     (f)  Marketable Securities and Marketable Investments
          During 1999, Canon changed its method of accounting for certain investments in debt and equity securities and restated the consolidated financial statements as of and for the years ended December 31, 1998 and 1997 to apply Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

          Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

          Prior to the application of SFAS 115, marketable securities and marketable investments held for temporary and long-term investment purposes were carried predominantly at the lower of cost or market. The cost of such securities was based on the average cost.

          As a result of the application of SFAS 115, total assets increased
          (Y)7,732 million, stockholders' equity increased (Y)7,442 million and comprehensive income decreased (Y)3,059 million in the consolidated financial statements as of and for the year ended December 31, 1998, and comprehensive income decreased (Y)15,065 million in the consolidated financial statements for the year ended December 31, 1997. There were no effects on previously reported net income for the years ended December 31, 1998 or 1997.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (g)  Inventories
          Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

     (h)  Investments in Affiliated Companies
          Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon's equity in undistributed earnings of the latter companies is not significant.

          Canon's share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years 1999, 1998 and 1997 are as follows:

                                                      Millions of yen
                                             --------------------------------
                                                1999       1998       1997
                                                ----       ----       ----
                 Net loss                  (Y) (2,848)    (5,238)    (4,282)
                 Dividends received                40        188         30

     (i)  Depreciation
          Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets.

     (j)  Goodwill
          The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is being amortized principally over 10 years.

     (k)  Income Taxes
          Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (l)  Employee Retirement and Severance Benefits
          The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 9).

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (m)  Advertising
          The costs of advertising are expensed as incurred.

     (n)  Derivatives
          Canon does not hold derivative financial instruments for trading purposes. Derivative financial instruments held by Canon are comprised principally of foreign exchange contracts to manage currency risk and interest rate swaps to manage interest rate risk.

          Derivative financial instruments that are designated and effective to hedge forecasted transactions for which there is no firm commitment are marked to market, and gains and losses on such derivatives are recorded in other income (deductions). Foreign currency derivative financial instruments generally qualify for hedge accounting if their maturity dates correspond to hedged existing assets and liabilities denominated in foreign currencies, and gains and losses on such derivative financial instruments are recognized and recorded in other income (deductions) at end of year and at settlement, as are the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the hedging derivative financial instruments that are designated and effective as hedges of firm commitments are deferred and recognized in income when the sale of the hedged items occurs. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities are recognized as a component of interest income or expense of such related underlying assets or liabilities (see note 16).

     (o)  Issuance of Stock by Subsidiaries
          The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

     (p)  Net Income per Share
          Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

     (q)  Use of Estimates
          Management of Canon has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     (r)  Long-Lived Assets and Long-Lived Assets to Be Disposed Of
          Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (s)  New Accounting Standards
          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. Canon will adopt SFAS 133 for the year beginning January 1, 2001 and is currently assessing the impact of adopting SFAS 133. However, based on its limited use of derivative financial instruments, management does not anticipate that the adoption of SFAS 133 will have a material effect on Canon's consolidated financial position or results of operations.

     (t)  Reclassifications
          Certain reclassifications have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended December 31, 1999.

(2)  Foreign Operations
     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

                                                  Millions of yen
                                       --------------------------------------
                                          1999          1998        1997
                                          ----          ----        ----
             Total assets           (Y)   917,810      987,828    1,109,388
             Net assets                   326,631      364,623      358,122
             Net sales                  1,830,866    2,029,863    1,856,480
             Net income                    32,876       42,505       47,073

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(3)  Marketable Securities and Marketable Investments
     Marketable securities and marketable investments consist of available-for-sale securities. The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 1999 and 1998 are as follows:

                                                            Millions of yen
                                                -------------------------------------------
                                                           Gross        Gross
                                                         Unrealized  Unrealized
                                                           Holding     Holding
                                                  Cost      Gains      Losses    Fair Value
                                                  ----      -----      ------    ----------
     1999:
        Current:
           Available-for-sale:
              Japanese and foreign
                governmental bond
                securities                           45         -        -           45
              Corporate debt securities      (Y)  2,543       373        -        2,916
              Bank debt securities                  157         -        -          157
              Fund trusts                         1,962     1,470        -        3,432
              Equity securities                   2,039       432       18        2,453
                                                 ------   -------      ---       ------
                                             (Y)  6,746     2,275       18        9,003
                                                 ======   =======      ===       ======
        Noncurrent:
           Available-for-sale:
                governmental bond
                securities                          156         -        -          156
              Japanese and foreign
              Corporate debt securities           5,099        84        -        5,183
              Bank debt securities                  164         -       96           68
              Fund trusts                             -         -        -            -
              Equity securities                  22,733    91,534        -      114,267
                                                 ------   -------      ---       ------
                                             (Y) 28,152    91,618       96      119,674
                                                 ======   =======      ===       ======

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                                            Millions of yen
                                                -------------------------------------------
                                                           Gross        Gross
                                                         Unrealized  Unrealized
                                                           Holding     Holding
                                                  Cost      Gains      Losses    Fair Value
                                                  ----      -----      ------    ----------
     1998:
        Current:
           Available-for-sale:
              Japanese and foreign
                governmental bond
                securities                  (Y)    553           8          --          571
              Corporate debt securities          2,845         167          --        3,012
              Bank debt securities                 443          12          --          455
              Fund trusts                        1,973          45          --        2,018
              Equity securities                  1,142         282          --        1,424
                                                 -----         ---         ---        -----
                                            (Y)  6,956         514          --        7,470
                                                 -----         ---         ---        -----
        Noncurrent:
           Available-for-sale:
              Japanese and foreign
                governmental bond
                securities                         206           4          --          210
              Corporate debt securities          1,174          42          --        1,216
              Bank debt securities                 188          --          53          135
              Fund trusts                           44          --          --           44
              Equity securities                 18,354      13,974          --       32,328
                                                ------         ---         ---        -----
                                            (Y) 19,966      14,020          53       33,933
                                                ======      ======          ==       ======

                                   CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Net unrealized gain on available-for-sale securities, net of related taxes and minority interests, increased by (Y)41,257 million in 1999, and decreased by (Y)3,059 million and (Y)15,065 million in 1998 and 1997, respectively.

     Maturities of marketable securities and marketable investments classified as available-for-sale were as follows at December 31, 1999:

                                                              Millions of yen
                                                              ---------------
                                                            Cost     Fair Value
                                                            ----     ----------

             Due within one year                     (Y)    1,745       1,732
             Due after one year through five years          3,004       4,484
             Due after five years                           5,377       5,741
             Equity securities                             24,772     116,720
                                                           ------     -------
                                                     (Y)   34,898     128,677
                                                           ======     =======

     Proceeds from sale of available-for-sale securities were (Y)6,637 million,
     (Y)9,439 million and (Y)5,145 million in 1999, 1998 and 1997, respectively. Realized gains and losses during the years 1999, 1998 and 1997 were insignificant.

(4)    Trade Receivables
       Trade receivables are summarized as follows:

                                                             Millions of yen
                                                            ----------------
                                                            1999         1998
                                                            ----         ----

             Notes                                   (Y)   31,989       39,519
             Accounts                                     359,572      389,291
             Less allowance for doubtful receivables       15,089       16,435
                                                          -------      -------
                                                     (Y)  376,472      412,375
                                                          =======      =======

(5)    Inventories
       Inventories comprised the following:

                                                             Millions of yen
                                                            ----------------
                                                            1999         1998
                                                            ----         ----

             Finished goods                          (Y)  308,529      397,459
             Work in process                              114,666      135,706
             Raw materials                                 13,055       16,092
                                                          -------      -------
                                                     (Y)  436,250      549,257
                                                          =======      =======

                           CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(6)    Property, Plant and Equipment
---    -----------------------------
       Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

                                                              Millions of yen
                                                             ----------------
                                                             1999          1998
                                                             ----          ----

             Land                                    (Y)   148,722       117,670
             Buildings                                     614,136       571,513
             Machinery and equipment                       871,207       873,345
             Construction in progress                       26,331        48,557
                                                         ---------     ---------
                                                         1,660,396     1,611,085
             Less accumulated depreciation                 913,572       868,773
                                                         ---------     ---------
                                                     (Y)   746,824       742,312
                                                         =========     =========

(7)    Short-term Loans and Long-term Debt
       Short-term loans consisted of the following:

                                                              Millions of yen
                                                             ----------------
                                                             1999        1998
                                                             ----        ----

             Bank borrowings                         (Y)   72,645         98,465
             Acceptances payable by foreign
              subsidiaries                                200,680        238,707
             Long-term debt due within one year            25,074         66,160
                                                          -------        -------
                                                     (Y)  298,399        403,332
                                                          =======        =======

       The weighted average interest rates on short-term loans outstanding at December 31, 1999 and 1998 were 5.18% and 5.14%, respectively.

       At December 31, 1999, unused short-term credit facilities for issuance of commercial paper amounted to (Y)60,540 million.

       A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries' inventories and trade receivables.

                           CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       Long-term debt consisted of the following:

                                                                                               Millions of yen
                                                                                               ---------------
                                                                                               1999        1998
                                                                                               ----        ----
             Loans, principally from banks, maturing in installments through
               2029; bearing weighted average interest of 3.69% and 4.53% at
               December 31, 1999 and 1998, respectively, partially secured by mortgage of property,
               plant and equipment and marketable securities                          (Y)     50,193      59,418
             9-3/4% U.S. dollar bonds, due 1999                                                    -       8,099
             2-7/20% Japanese yen notes, due 2001                                             19,920      19,920
             2-1/20% Japanese yen notes, due 2002                                              5,000       5,000
             2-3/5% Japanese yen notes, due 2002                                              20,000      20,000
             1-7/50% Japanese yen notes, due 2002                                              2,000           -
             1-3/5% Japanese yen notes, due 2002                                              10,000      10,000
             2-3/10% Japanese yen notes, due 2003                                              5,000       5,000
             1-53/100% Japanese yen notes, due 2003                                            5,000       5,000
             2-23/40% Japanese yen notes, due 2004                                            10,000      10,000
             2-1/40% Japanese yen notes, due 2004                                             10,000      10,000
             1-22/25% Japanese yen notes, due 2005                                             5,000       5,000
             2-19/20% Japanese yen notes, due 2007                                            10,000      10,000
             2-27/100% Japanese yen notes, due 2008                                           10,000      10,000
             5/8% - 3/4% Swiss franc notes with warrants
               issued by subsidiaries, due 1999 - 2000 :
                  Principal amount                                                             7,055      47,427
                  Less unamortized discount                                                       71       1,509
                                                                                             -------     -------
                                                                                               6,984      45,918
                                                                                             -------     -------
             1% Japanese yen convertible debentures, due 2002                                  5,248       5,574
             1-2/10% Japanese yen convertible debentures, due 2005                             5,763       6,178
             1-3/10% Japanese yen convertible debentures, due 2008                            10,234      11,364
             Other                                                                                 9           9
                                                                                             -------     -------
                                                                                             190,351     246,480
             Less amount due within one year                                                  25,074      66,160
                                                                                             -------     -------
                                                                                      (Y)    165,277     180,320
                                                                                             =======     =======

                           CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     The aggregate annual maturities of long-term debt outstanding at December 31, 1999 were as follows:

                                            Millions of yen
                                            ---------------

              2000                        (Y)   25,074
              2001                              35,895
              2002                              51,655
              2003                              12,152
              2004                              20,674
              Later years                       44,901
                                               -------
                                          (Y)  190,351
                                               =======

     Property, plant and equipment with a book value at December 31, 1999 of
     (Y)10,822 million were mortgaged to secure long-term debt.

     As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

     The 1% Japanese yen convertible debentures due 2002 are currently convertible into approximately 3,506,000 shares of common stock at a conversion price of (Y)1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2000 and December 31, 2001 at premiums ranging from 2% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

     The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,850,000 shares of common stock at a conversion price of (Y)1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2000 and December 31, 2004 at premiums ranging from 5% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

     The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,836,000 shares of common stock at a conversion price of (Y)1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2007 at premiums ranging from 6% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

                           CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(8)    Trade Payables
       --------------
       Trade payables are summarized as follows:

                                              Millions of yen
                                             ----------------
                                             1999         1998
                                             ----         ----
             Notes                    (Y)    113,512      159,104
             Accounts                        251,152      242,423
                                             -------      -------
                                      (Y)    364,664      401,527
                                             =======      =======

(9)  Employee Retirement and Severance Benefits

     The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plan includes a portion of the governmental welfare pension benefits which would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan. Management considers that a portion of the contributory plans, which are administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

     Net periodic benefit cost for Canon's employee retirement and severance defined benefit plans for 1999, 1998 and 1997 consisted of the following components:

                                                           Millions of yen
                                                           ---------------
                                                     1999       1998       1997
                                                     ----       ----       ----
        Service cost - benefits earned
          during the year                 (Y)      31,295     25,307     21,228
        Interest cost on projected
          benefit of obligation                    15,599     14,360     13,123
        Expected return on plan assets            (10,393)   (11,510)    (8,539)
        Net amortization                            6,566      4,244      2,655
                                                   ------     ------     ------
                                          (Y)      43,067     32,401     28,467
                                                   ======     ======     ======

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                        Millions of yen
                                                                        ---------------
                                                                        1999        1998
                                                                        ----        ----
     Change in benefit obligations:
          Benefit obligations at beginning of year               (Y)   491,102     396,838
          Service cost                                                  31,295      25,307
          Interest cost                                                 15,599      14,360
          Plan participants' contributions                               3,403       3,333
          Actuarial loss (gain)                                        (16,983)     56,392
          Benefits paid                                                 (6,067)     (5,070)
          Other                                                           (271)        (58)
                                                                      --------    --------
          Benefit obligations at end of year                           518,078     491,102
                                                                      --------    --------
     Change in plan assets:
          Fair value of plan assets at beginning of year               270,713     239,338
          Actual return on plan assets                                  17,336      11,394
          Employer contributions                                        26,022      21,718
          Plan participants' contributions                               3,403       3,333
          Benefits paid                                                 (6,067)     (5,070)
                                                                      --------    --------
          Fair value of plan assets at end of year                     311,407     270,713
                                                                      --------    --------
     Funded status                                                     206,671     220,389
     Unrecognized actuarial loss                                      (136,119)   (166,254)
     Unrecognized net transition obligation being
       recognized over 22 years                                         (6,025)     (6,369)
                                                                      --------    --------
     Net amount recognized                                              64,527      47,766

     Adjustments to recognize minimum liability:
          Intangible assets                                              6,025       6,369
          Amount included in accumulated other comprehensive            62,274      78,683
                                                                      --------    --------
            Income (loss), gross of tax                                 68,299      85,052
                                                                      --------    --------
     Accrued pension and severance cost recognized in the
       consolidated balance sheets                               (Y)   132,826     132,818
                                                                      ========    ========

     Actuarial present vale of accumulated benefit obligations
       at end of year                                            (Y)   444,233     403,531
                                                                      ========    ========

     Actuarial assumptions:
          Discount rate                                                   3.00%       3.00%
          Assumed rate of increase in future
            compensation levels                                           3.60        4.00
          Expected long-term rate on plan assets                          4.00%       5.00%

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(10) Income Taxes
     Total income taxes were allocated as follows:

                                                                      Millions of yen
                                                               ------------------------------
                                                                 1999       1998       1997
                                                                 ----       ----       ----
     Income before income taxes and minority interests     (Y)  83,939    123,843    109,364
     Stockholders' equity - accumulated other
       comprehensive income (loss):
          Foreign currency translation
            adjustments                                           (239)      (674)        (3)
          Net unrealized gains on securities                    37,286     (4,399)   (15,480)
          Minimum pension liability adjustments                  7,712    (17,345)   (15,126)
                                                              --------   --------   --------
                                                           (Y) 128,698    101,425     78,755
                                                              ========   ========   ========

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Domestic and foreign components of income before income taxes and minority interests ("income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

                                                     Millions of yen
                                            ---------------------------------
                                              Japanese   Foreign     Total
                                              --------   -------     -----
     1999:
          Income before income taxes     (Y)  100,044    56,028     156,072
                                             ========   =======    ========
          Income taxes:
              Current                    (Y)   64,197    25,714      89,911
              Deferred                         (2,097)   (3,875)     (5,972)
                                             --------   -------    --------
                                         (Y)   62,100    21,839      83,939
                                             ========   =======    ========
     1998:
          Income before income taxes     (Y)  172,303    67,210     239,513
                                             --------   -------    --------
          Income taxes:
              Current                    (Y)   97,437    24,465     121,902
              Deferred                          3,453    (1,512)      1,941
                                             --------   -------    --------
                                         (Y)  100,890    22,953     123,843
                                             --------   -------    --------
     1997:
          Income before income taxes     (Y)  160,543    74,262     234,805
                                             ========   =======    ========
          Income taxes:
              Current                    (Y)   90,293    28,689     118,982
              Deferred                         (6,999)   (2,619)     (9,618)
                                             --------   -------    --------
                                         (Y)   83,294    26,070     109,364
                                             ========   =======    ========

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 47.0% in the year ended December 31, 1999 and 51.0% in the years ended December 31, 1998 and 1997.

     Amendments to Japanese tax regulations were enacted into law on March 24, 1999 and on March 31, 1998. As a result of these amendments, the normal income tax rate is to be reduced from approximately 51.0% to 47.0% effective from Canon's fiscal year beginning January 1, 1999 and from approximately 47.0% to 42.0% effective from Canon's fiscal year beginning January 1, 2000. Current income taxes were calculated at the rate of 47.0% and 51.0% in effect for the years ended December 31, 1999 and 1998, respectively. Deferred income tax assets and liabilities as of December 31, 1999 and 1998 were measured at a rate of principally 42.0% and 47.0%, respectively. The effects of the income tax rate reduction on deferred income tax balances as of December 31, 1999 and 1998 are presented below.

     The significant components of deferred income tax expense (benefit) attributable to income before income taxes are as follows:

                                                                             Millions of yen
                                                                    --------------------------------
                                                                      1999        1998        1997
                                                                      ----        ----        ----
     Deferred tax expense (exclusive of the effects of
       other components listed below)                            (Y) (16,181)     (5,638)     (9,674)
     Adjustments to deferred tax assets and
       liabilities for enacted changes in tax laws and rates          10,209       8,014         491
     Decrease in the beginning-of-the-year balance of the
       valuation allowance for deferred tax assets                         -        (435)       (435)
                                                                     -------     -------     -------
                                                                 (Y)  (5,972)      1,941      (9,618)
                                                                     =======     =======     =======

     A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

                                                                        1999        1998        1997
                                                                        ----        ----        ----
     Japanese normal income tax rate                                    47.0%       51.0%       51.0%
     Increase (reduction) in income taxes resulting from:
          Expenses not deductible for tax purposes                       1.0         0.9         1.2
          Tax benefits not recognized on operating
            losses of subsidiaries                                       1.2         0.3         0.5
          Income of foreign subsidiaries taxed at lower
            than Japanese normal tax rate                               (6.1)       (5.7)       (5.7)
          Tax credit for increased research and development
            expenses                                                    (0.5)       (0.8)       (1.6)
          Effect of enacted changes in tax laws and rates                6.5         3.3         0.1
          Other                                                          4.7         2.7         1.1
                                                                       -----       -----       -----
                  Effective income tax rate                             53.8%       51.7%       46.6%
                                                                       =====       =====       =====

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

                                                          Millions of yen
                                                          ---------------
                                                          1999       1998
                                                          ----       ----
     Prepaid expenses and other current assets      (Y)   75,431     86,740
     Other assets                                         47,211     79,121
     Other current liabilities                            (1,033)    (1,121)
     Other noncurrent liabilities                         (5,320)    (6,402)
                                                       ---------   --------
                                                    (Y)  116,289    158,338
                                                       =========   ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:

                                                                          Millions of yen
                                                                          ---------------
                                                                         1999        1998
                                                                         ----        ----
     Deferred tax assets:
          Inventories - intercompany profits and write-downs      (Y)    51,476      60,994
          Accrued business tax                                            3,366       5,652
          Accrued pension and severance cost                             25,544      20,574
          Minimum pension liability adjustments                          26,155      36,981
          Property, plant and equipment - intercompany profits            7,015       6,810
          Research and development - costs capitalized for
            tax purposes                                                 21,371      21,223
          Depreciation                                                   11,386       8,703
          Other                                                          32,713      30,891
                                                                       --------    --------
              Total gross deferred tax assets                           179,026     191,828
              Less valuation allowance                                    4,191       4,722
                                                                       --------    --------
              Net deferred tax assets                                   174,835     187,106
                                                                       --------    --------
     Deferred tax liabilities:
          Land including deferred gain on sale                           (3,629)     (4,446)
          Unamortized debt issuance cost                                   (359)       (587)
          Accounts receivable - allowance for doubtful                   (3,810)     (4,449)
          Undistributed earnings of foreign subsidiaries and
            affiliated companies                                         (4,471)     (4,880)
          Net unrealized gains on securities                            (39,396)     (6,815)
          Other                                                          (6,881)     (7,591)
                                                                       --------    --------
              Total gross deferred tax liabilities                      (58,546)    (28,768)
                                                                       --------    --------
              Net deferred tax assets                             (Y)   116,289     158,338
                                                                       ========    ========

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     The valuation allowance for deferred tax assets as of January 1, 1998 was
     (Y)4,990 million. The net change in the total valuation allowance for the years ended December 31, 1999 and 1998 was a decrease of (Y)531 million and (Y)268 million, respectively.

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 1999.

     At December 31, 1999, Canon had net operating losses carried forward for income tax purposes of approximately (Y)7,668 million which were available to reduce future income taxes, if any. Approximately (Y)6,833 million of the operating losses expire through 2007 while the remainder have an indefinite carryforward period.

     Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

     Canon has not recognized deferred tax liabilities of approximately
     (Y)22,089 million for the portion of undistributed earnings of foreign subsidiaries that arose in 1999 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 1999, such undistributed earnings of these subsidiaries were approximately (Y)289,006 million.

(11) Common Stock
     During 1999, 1998 and 1997, the Company issued 1,249,828 shares, 3,506,936 shares and 13,184,712 shares, respectively, of common stock in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 and exercise of warrants were accounted for in accordance with the provisions of the Japanese Commercial Code by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(12) Legal Reserve and Cash Dividends
     The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating negative (Y)4,668 million at December 31, 1999 is included in retained earnings.

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the years 1999, 1998 and 1997 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the semiannual dividend of (Y)8.50 per share, aggregating
     (Y)7,408 million, subsequently proposed by the Board of Directors in respect of the year ended December 31, 1999, or for the related appropriation to the legal reserve.

     Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

     The amount of retained earnings available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with United States generally accepted accounting principles, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. Retained earnings in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to (Y)521,552 million at December 31, 1999.

(13) Noncash Financing Activities
     In 1999, 1998 and 1997, common stock issued and additional paid-in capital arising from conversion of convertible debt amounted to (Y)1,871 million,
     (Y)5,234 million and (Y)19,625 million, respectively.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(14) Other Comprehensive Income (Loss)
     Change in accumulated other comprehensive income (loss) is as follows:

                                                                 Millions of yen
                                                        ---------------------------------
                                                          1999        1998         1997
                                                          ----        ----         ----
     Foreign currency translation adjustments:
          Balance at beginning of year              (Y)  (66,372)    (32,644)    (36,739)
          Adjustments for the year                       (60,776)    (33,728)      4,095
                                                       ---------    --------     -------
          Balance at end of year                        (127,148)    (66,372)    (32,644)
                                                       ---------    --------     -------
     Net unrealized gains on securities:
          Balance at beginning of year                     7,442      10,501      25,566
          Adjustments for the year                        41,257      (3,059)    (15,065)
                                                       ---------    --------     -------
          Balance at end of year                          48,699       7,442      10,501
                                                       ---------    --------     -------
     Minimum pension liability adjustments:
          Balance at beginning of year                   (38,555)    (21,890)     (7,356)
          Adjustments for the year                         8,697     (16,665)    (14,534)
                                                       ---------    --------     -------
          Balance at end of year                         (29,858)    (38,555)    (21,890)
                                                       ---------    --------     -------
     Total accumulated other comprehensive income (loss)
          Balance at beginning of year                   (97,485)    (44,033)    (18,529)
          Adjustments for the year                       (10,822)    (53,452)    (25,504)
                                                       ---------    --------     -------
          Balance at end of year                    (Y) (108,307)    (97,485)    (44,033)
                                                       =========    ========     =======

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Tax effects allocated to each component of other comprehensive income
     (loss) and reclassification adjustments are as follows:

                                                                                 Millions of yen
                                                                   ---------------------------------------
                                                                                     Tax
                                                                   Before-tax     (expense)     Net-of-tax
                                                                     amount       or benefit       amount
                                                                     ------       ----------       ------
     1999:
           Foreign currency translation adjustments:
              Amount arising during the year on
                investments in foreign entities held at
                end of year                                    (Y)   (61,023)          239        (60,784)
              Reclassification adjustments for the
                portion of gains and losses realized
                upon sale or liquidation of investments
                in foreign entities                                        8             -              8
                                                                   ---------    ----------     ----------
              Net change in foreign currency
                translation adjustments during the year              (61,015)          239        (60,776)
           Net unrealized gains on securities:
              Amount arising during the year on
                securities during the year                            79,789       (37,914)        41,875
              Reclassification adjustments for gains and
                losses realized in net income                         (1,246)          628           (618)
                                                                   ---------    ----------     ----------
              Net change in net unrealized gains on
                securities during the year                            78,543       (37,286)        41,257
           Minimum pension liability adjustments                      16,409        (7,712)         8,697
                                                                   ---------    ----------     ----------
           Other comprehensive income (loss)                   (Y)    33,937       (44,759)       (10,822)

     1998:
           Foreign currency translation adjustments            (Y)   (34,402)          674        (33,728)
           Net unrealized gains on securities:
              Amount arising during the year on
                securities held at end of year                        (9,897)        5,642         (4,255)
              Reclassification adjustments for gains
                and losses realized in net income                      2,439        (1,243)         1,196
                                                                   ---------    ----------     ----------
              Net change in net unrealized gains on
                securities during the year                            (7,458)        4,399         (3,059)
           Minimum pension liability adjustments                     (34,010)       17,345        (16,665)
                                                                   ---------    ----------     ----------
           Other comprehensive income (loss)                   (Y)   (75,870)       22,418        (53,452)
                                                                   ---------    ----------     ----------
     1997:
           Foreign currency translation adjustments            (Y)     4,092             3          4,095
           Net unrealized gains on securities                        (30,545)       15,480        (15,065)
           Minimum pension liability adjustments                     (29,660)       15,126        (14,534)
                                                                   ---------    ----------     ----------
           Other comprehensive income (loss)                   (Y)   (56,113)       30,609        (25,504)
                                                                   ---------    ----------     ----------

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(15) Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

                                                                                   Millions of yen
                                                                  -----------------------------------------------
                                                                         1999            1998            1997
                                                                         ----            ----            ----
     Net income available to common stockholders                 (Y)      70,234        109,569         118,813
     Effect of dilutive securities:
          1% Japanese yen convertible debentures, due 2002                    45             43              96
          1-2/10% Japanese yen convertible debentures, due 2005               50             59             112
          1-3/10% Japanese yen convertible debentures, due 2008               89            108             205
          Other                                                                -             (2)             (3)
                                                                     -----------    -----------      ----------
     Diluted net income                                          (Y)      70,418        109,777         119,223
                                                                     -----------    -----------      ----------

                                                                                   Number of shares
                                                                  -----------------------------------------------
     Average common shares outstanding                               870,699,219    868,915,888     862,664,129
     Dilutive effect of:
          1% Japanese yen convertible debentures, due 2002             3,649,401      3,991,367       5,687,040
          1-2/10% Japanese yen convertible, due 2005                   4,029,084      4,609,783       6,722,111
          1-3/10% Japanese yen convertible, due 2008                   7,369,714      8,220,954      10,599,248
          Other                                                           15,994         25,427          90,902
                                                                     -----------    -----------      ----------
     Diluted common shares outstanding                               885,763,412    885,763,419     885,763,430
                                                                     -----------    -----------      ----------

                                                                                       Yen
                                                                  -----------------------------------------------
     Net income per share:
          Basic                                                  (Y)   80.66         126.10          137.73
          Diluted                                                      79.50         123.93          134.60


                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(16) Foreign Exchange Risk Management and Interest Rate Risk Management
     Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon does not hold or issue financial instruments for trading purposes.

     The contract amounts of derivative financial instruments summarized in the following paragraphs do not represent amounts exchanged by the parties and thus are not a measure of the exposure of Canon through its use of derivative financial instruments. Canon is exposed to the risk of credit-related losses in the event of nonperformance by counterparties to foreign exchange contracts and interest rate swaps, but it does not expect any counterparties to fail given their high credit ratings.

     Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 1999 and 1998 are set forth below:

                                                              Millions of yen
                                                              ---------------
                                                             1999        1998
                                                             ----        ----
             Forwards and swaps:
                  To sell foreign currencies            (Y)  170,931    105,289
                  To buy foreign currencies                   12,110     54,222
                  Receive-fixed interest rate swaps           41,024     91,379
                  Pay-fixed interest rate swaps               66,905     29,099

     The Company and certain of its subsidiaries enter into foreign exchange forward contracts and currency swaps to hedge the risk of fluctuation in foreign currency exchange rates associated with certain trade receivables, long-term debt and anticipated sales transactions (including firm commitments) denominated in foreign currencies. The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debt denominated in foreign currencies which have the same terms as underlying debts. Interest rate swap contracts are generally used by the Company and certain of its subsidiaries to offset changes in the rates paid on long-term debt. Interest rate swap contracts outstanding at December 31, 1999 mature between 2000 and 2002.

(17) Commitments and Contingent Liabilities
     At December 31, 1999, commitments outstanding for the purchase of property, plant and equipment approximated (Y)25,830 million. Contingent liabilities for guarantees of bank loans to employees and to affiliated and other companies amounted to approximately (Y)66,943 million.

     Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated (Y)20,188 million and (Y)23,754 million at December 31, 1999 and 1998, respectively, and are reflected in noncurrent receivables and restricted funds on the accompanying consolidated balance sheets.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1999 are:

                                                              Millions
             Year ending December 31:                          of yen
                                                               ------
                  2000                                     (Y) 10,820
                  2001                                          8,036
                  2002                                          5,899
                  2003                                          4,399
                  2004                                          3,268
                  Later years                                   7,092
                                                               ------
                      Total future minimum lease payments  (Y) 39,514
                                                               ======

(18) Disclosures about the Fair Value of Financial Instruments
     Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses

     The carrying amount approximates fair value because of the short maturity of these instruments.

     Marketable securities and Investments
     The fair values of Canon's marketable securities and investments are based on quoted market prices.

     Noncurrent receivables and restricted funds
     The fair values of Canon's noncurrent receivables and restricted funds are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 1999 and 1998 totaled (Y)29,771 million and
     (Y)50,309 million, respectively, which approximate fair values.

     Long-term debt
     The fair values of Canon's long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon's current borrowing rate for similar debt instruments of comparable maturity.

     Derivative financial instruments (see note 16)
     The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

                          CANON INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     The estimated fair values of Canon's financial instruments at December 31, 1999 and 1998 are summarized as follows:

                                                                        Millions of yen
                                                                ------------------------------
                                                                1999                      1998
                                                                ----                      ----
                                                        Carrying     Estimated     Carrying    Estimated
                                                         Amount      Fair Value     Amount     Fair Value
                                                         ------      ----------     ------     ----------
     Nonderivatives:
       Assets:
         Marketable securities and Investments       (Y)  141,546      141,546       51,402       51,402
       Liabilities:
         Long-term debt, including current
           installments                                  (190,351)    (228,264)    (246,480)    (271,476)

     Derivatives relating to:
        Trade receivables and anticipated
          sales transactions:
            Assets                                          1,385        1,635        4,786        5,076
            Liabilities                                      (947)        (207)        (342)        (123)
        Long-term debt, including current
          installments:
            Foreign exchange contracts:
              Assets                                            -            -          446          666
              Liabilities                                  (2,155)      (2,155)      (1,904)      (1,768)
            Interest rate swaps:
              Assets                                          369        2,377          811        2,957
              Liabilities                                     (71)        (103)        (119)        (634)

     Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(19) Supplementary Expense Information

                                                         Millions of yen
                                                 -------------------------------
                                                   1999        1998       1997
                                                   ----        ----       ----

          Research and development            (Y) 177,922    176,967    170,793
          Depreciation of property, plant
            and equipment                         155,682    159,888    137,777
          Rent                                     48,236     53,923     55,227
          Advertising                              67,544     76,911     75,800
          Exchange loss (gain)                      3,387     (1,189)    11,200

                                                                    Schedule II


                          CANON INC. AND SUBSIDIARIES

                       Valuation and Qualifying Accounts

                  Years ended December 31, 1999, 1998 and 1997

                               (Millions of yen)


                                  Balance at     Add        Deduct    Add (deduct)  Balance
                                  beginning   charge to   bad debts   translation    at end
                                  of period    income    written off  adjustments   of period
                                  ----------  ---------  -----------  ------------  ---------
Year ended December 31, 1999:
  Allowance for doubtful
    receivables                   (Y) 16,435    4,622        3,685       (2,283)      15,089
                                      ======    =====        =====       ======       ======

Year ended December 31, 1998:
  Allowance for doubtful
    receivables                   (Y) 15,997    6,275        4,239       (1,598)      16,435
                                      ======    =====        =====       ======       ======

Year ended December 31, 1997:
  Allowance for doubtful
    receivables                   (Y) 14,772    5,386        4,751          590       15,997
                                      ======    =====        =====       ======       ======

Item 19. Financial Statements and Exhibits

(a)   The following financial statements and schedule are filed in Part IV,
      Item 17 of this report:

      Consolidated Financial Statements of Canon Inc. and
        Subsidiaries:
                                                                          Page
                                                                         Number
                                                                         ------
       Independent Auditors' Report                                        41

       Consolidated Balance Sheets as of December 31, 1999 and 1998        42

       Consolidated Statements of Income for the years ended
         December 31, 1999, 1998 and 1997                                  43

       Consolidated Statements of Stockholders' Equity for the years
         ended December 31, 1999, 1998 and 1997                            44

       Consolidated Statements of Cash Flows for the years ended
         December 31, 1999, 1998 and 1997                                  45

       Notes to Consolidated Financial Statements                          46

      Schedule:

       Independent Auditors' Report on Schedule                            41

       Schedule II      Valuation and Qualifying Accounts for the
                          years ended December 31, 1999, 1998 and 1997     71

(b)   The following exhibit is filed as part of this report:

      Exhibit 1.1     English Translation of Share Handling Regulations,
                      as amended                                           74

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CANON INC.
                                                ----------------------------
                                                (Registrant)



                                                By /s/ Toshizo Tanaka
                                                  --------------------------
                                                  (Managing Director)


                                                Canon Inc.
                                                30-2, Shimomaruko 3-chome,
                                                Ohta-ku, Tokyo 146-8501, Japan

Date June 9, 2000
    --------------

                                 EXHIBIT INDEX


                                                                   Sequentially
                                                                   Numbered Page
                                                                   -------------

Exhibit 1.1   English Translation of Share Handling Regulations,
              as amended                                                75

(Translation)
                           SHARE HANDLING REGULATIONS
                                       OF
                                   CANON INC.
                          (as amended October 1, 1999)


                         Chapter I. General Provisions

(Object)
       Article 1. With regard to the denominations of share certificates, the handling of shares of the Company and the fees therefor, what are provided for in these Regulations shall govern, pursuant to Article 8 of the Articles of Incorporation. The handling of shares relative to beneficial owners shall be as provided in Chapter IX hereof.

(Denominations of share certificates)
       Article 2. The share certificates of the Company shall be in denominations representing one share, five shares, ten shares, fifty shares, one-hundred shares, five-hundred shares, one-thousand shares and ten-thousand shares; provided, however, that in respect of any number of shares of less than one hundred, a share certificate representing such number of shares may be issued.

                 2. Not withstanding the preceding paragraph, with regard to any number of shares falling short of the number of shares to constitute on unit of shares as provided for in Article 6 of the Articles of Incorporation (hereinafter referred to as "less-than-one-unit shares"), share certificates representing such less-than-one-unit shares (hereinafter referred to as "certificates for less-than-one-unit shares") shall not be issued unless it is permitted to issue such share certificates under any law or ordinance.

(Transfer agent)
       Article 3. The transfer agent of the Company, its place of handling business and its intermediary offices shall be as follows:

                    Transfer agent:
                    Dai-Ichi Kangyo Fuji Trust & Banking Co., Ltd. 6-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

                    Its place of handling the business:
                    6-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
                    Transfer Agency Department, Dai-Ichi Kangyo Fuji Trust &
                      Banking Co., Ltd.

                    Its intermediary offices:
                    Branches of Dai-Ichi Kangyo Fuji Trust & Banking Co., Ltd. Head Office and Branches of Yasuda Trust & Banking Co., Ltd.

(Matters to be handled by the transfer agent)
       Article 4. Any application, request, notification, notice or the like to be made or given in respect of any procedure under these Regulations, payment of dividends or other matters the handling of which the Company has entrusted to the transfer agent shall be directed to the transfer agent.

(Method of application, request, notification and notice)
       Article 5. Any application, request, notification, notice or the like to be made or given under the preceding Article shall be in the form prescribed by the Company and affixed with the seal filed as provided in Article 12.

                 2. When any application, request, notification, notice or the like under the preceding Article is made or given by an agent, a document evidencing the power of representation shall be submitted.


                      Chapter II. Registration of transfer

(Registration of transfer)
       Article 6. In case of an application for registration of transfer of shares because of assignment, the application shall be submitted in the prescribed form, together with the share certificate.

                 2. The registration of transfer of less-than-one-unit shares acquired through assignment may be applied for if and only if the acquiring party is a shareholder appearing on the register of shareholders.

                 3. In case of an application for registration of transfer of shares for causes other than
assignment, the procedure
                    under paragraph 1 shall be followed and in addition, a document evidencing the acquisition shall be submitted at the request of the Company; provided, however, that when the share certificate has not been issued, it is not necessary to submit the share certificate.

(Registration of transfer in cases otherwise provided for in laws or ordinances)
       Article 7. In case it is required to take special procedure under laws or ordinances with regard to transfer of shares, the application shall be submitted in the prescribed form, together with the share certificate and a document evidencing the completion of such procedures.


      Chapter III. Registration of Pledge and Indication of Trust Property

(Registration of pledge or cancellation thereof)
       Article 8. In case of an application for registration of a pledge or for alteration or cancellation thereof, the application shall be submitted in the prescribed form, together with the share certificate.

(Indication of trust property or cancellation thereof)
       Article 9. In case of an application for indication of trust property or for cancellation thereof, the application shall be submitted in the prescribed form, together with the share certificate.


                Chapter IV. Non-Possession of Share Certificates

(Notice of non-possession of share certificates)
       Article 10. In case of notice of non-possession of share certificate, the written notice shall be submitted in the prescribed form, together with the share certificate; provided, however, that when the share certificate has not been issued, it is not necessary to submit the share certificate.

                 2. The share certificates in respect of which notice has been given under the preceding paragraph shall be treated as not issued, and shall not be deposited.

(Application for delivery of non-possessed share certificate)
       Article 11. In order for a shareholder who has given notice of non-possession of share certificate to apply for the issuance of such share certificate, he/she shall submit the application in the prescribed form; provided, however, that no such application shall be made for issuance of any certificate for less-than-one-unit shares.


                        Chapter V. Various Notifications

(Notification of addresses, names and seals of shareholders, etc.)
       Article 12. Shareholders, registered pledgees or their legal representatives shall file notification of their addresses, names and seals in the prescribed form; provided, however, that foreigners may substitute their specimen signatures for seals.

                 2. The same shall also apply in case of any change occurring in the matters notified under the preceding paragraph.

(Notification of places at which shareholders, etc. residing in foreign countries are to receive notices)
       Article 13. Shareholders, registered pledgees or their legal representatives who reside in foreign countries shall, in addition to the procedures under the preceding Article, either appoint their standing proxies or set up the places at which to receive notices, in Japan, and shall file notification of such matters.

                 2. The provisions of the preceding Article shall apply mutatis mutandis to standing proxies.

(Representative of corporation)
       Article 14. If a shareholder is a corporation, such shareholder shall file notification of its representative. In case of a change in such representative, notification shall be filed in the prescribed form, together with a certified extract of the corporate register.

(Representative of jointly-owned share)
       Article 15. The shareholders who own shares jointly shall select their representative and file notification of such representative in the prescribed form. The same shall also apply in case of any change occurring in such representative.

(Alteration of matters stated in the register of shareholders and in the share certificate)
       Article 16. When a person desires to have the matters stated in the register of shareholders and in the share certificate altered for any of the causes mentioned below, he/she shall submit the notification in the prescribed form, together with the share certificate and a certified extract of the family register or the corporate register; provided, however, that when the share certificate has not been issued, it is not necessary to submit the share certificate.
                    (1) Change of family name or given name;
                    (2) Appointment, change or discharge of legal
                        representatives, such as a person having parental power, a guardian, etc.;
                    (3) Change of trade name or corporate name;
                    (4) Change of corporate organization.


              Chapter VI. Re-Issuance of Share Certificates, etc.

(Re-issuance due to division, consolidation, etc.)
       Article 17. In case of an application for issuance of new share certificates for any of the causes mentioned below, the application shall be submitted in the prescribed form, together with the share certificates; provided, however, that when the share certificates have not been issued it is not necessary to submit the share certificates.
                    (1) Division or consolidation of share certificates;
                    (2) In case a combined total of the shares represented by
                        the certificates for less-than-one-unit shares and the less-than-one-unit shares for which no certificates have been issued has reached one or more units of shares in number.

                 2. In the case of the preceding paragraph, no application shall be made for the issuance of any certificate for less-than-one-unit shares.

(Re-issuance due to loss)
       Article 18. In case of an application for issuance of a new share certificate due to loss of share certificate, the application shall be submitted in the prescribed form, together with the authenticated copy or a certified copy of the judgment of annulment.

(Re-issuance due to defacement or destruction)
       Article 19. In case of an application for issuance of a new share certificate due to defacement or destruction of share certificate, the application shall be submitted in the prescribed form, together with the share certificate; provided, however, that if it is difficult to ascertain the indication on the share certificate concerned or the genuineness thereof, the procedure under the preceding Article shall be followed.


               Chapter VII. Purchase of Less-than-one-unit Shares

(Request for purchase)
       Article 20. In the event that a shareholder requests to have his/her less-than-one-unit shares purchased, the request shall be submitted, in the prescribed form, together with the share certificates; provided, however, that when the share certificates have not been issued, it is not necessary to submit the share certificates.

(Determination of purchase price)
       Article 21. The per-share purchase price of less-than-one-unit shares shall be an amount equal to the final price on the market provided by the Tokyo Stock Exchange on the day on which the request is made at the transfer agent's place of handling the business or any of its intermediary offices mentioned in Article 3; provided, however, that if there is no trading on such day, such purchase price shall be an amount equal to the price at which the first sale and purchase transaction is validly concluded thereafter.

                 2. If the request for purchase is made on a holiday for the market mentioned in the preceding paragraph, such purchase price shall be an amount equal to the price at which the first sale and purchase transaction is validly concluded on the first trading day of that Exchange occurring after such holiday.

                 3. The per-share purchase price mentioned in the preceding two paragraphs multiplied by the number of the shares requested to be purchased shall be the purchase price.

(Payment of purchase price)
       Article 22. The purchase price of the shares in respect of which a request to have them purchased was received shall be paid, in principle, not later than the 6th business day of the transfer agent counting from the day following the date of determination of the purchase price, in such manner as designated in the request for purchase, subject, however, to the deduction of the purchase commission mentioned in
                    Article 25.

(Time of passing of shares)
       Article 23. The shares in respect of which a request to have them purchased was received shall pass to the Company at such time as the procedure for payment under the preceding Article has been taken.

                 2. Notwithstanding the provision of the preceding paragraph, if a request for purchase is made from the day as of which the shares become ex-dividend (including interim dividend) or ex-rights to the day as of which such dividends or rights become conclusive, no registration of transfer of such shares shall be made until the day as of which such dividend or rights become conclusive.


                               Chapter VIII. Fees

(Fee for issuance of new share certificates)
       Article 24. For issuance of new share certificates upon application for delivery of share certificates not in possession or upon division, defacement or destruction of share certificates, the fee shall be in such amount as shall be equal to the amount of the stamp tax; provided, however, that no fee shall be charged in case of a division made for the Company's own reason.

(Purchase commission)
       Article 25. The purchase commission for less-than-one-unit shares shall be an amount obtainable by prorating the amount of the sale and purchase entrustment fee established by the Tokyo Stock Exchange for the number of shares constituting one unit of shares of the Company according to the number of less-than-one-unit shares purchased.


           Chapter IX. Special Handling Relative to Beneficial Owners

(Making entries in the beneficial owners list)
       Article 26. The Company shall make entries in the beneficial owners list pursuant to notifications regarding beneficial owners and beneficial owner entry forms submitted by the Japan Securities Depository Center (hereinafter referred to as "Center").

(Beneficiary owner entry form)
       Article 27. Beneficial owners shall submit the beneficial owner entry forms through the participants; provided, however, that in case where the total number of deposited shares is less than one unit, a beneficial owner entry form shall not be submitted.

(Matching and identification of shareholder)
       Article 28. When a shareholder stated in the register of shareholders and a beneficial owner stated in the beneficial owners list is confirmed as being identical pursuant to the stated address and name, the number of shares stated in the register of shareholders and the number of shares stated in the beneficial owners list shall be added together for the purpose of such shareholder's exercise of rights.

(Various notifications of beneficial owners)
       Article 29. The provisions of Chapter V shall apply mutatis mutandis to beneficial owners; provided, however, that the submission of share certificate is not required with respect to the alteration of the matters stated in the beneficial owners list.

                 2. In the event that a beneficial owner submits the
                    notification mentioned in the preceding paragraph, he/she shall submit the same through a participant; provided, however, that when only the filed seal is to be altered, it is not necessary to submit the notification through the participant.

(Purchase of less-than-one-unit shares of beneficial owners)
       Article 30. The provisions of Chapter VII shall apply mutatis mutandis to beneficial owners; provided that in case where a beneficial owner requests its less-than-one-unit share to be purchased, he shall make the request through the participant and the Center.

(Miscellaneous)
       Article 31. Handling relative to beneficial owners shall be performed pursuant to the provisions of this chapter; provided, however, that in respect of matters which are not covered in this chapter, various regulations of the Center shall be observed.