Form 20-F
period 2000-12-31
CANON INC
filed 2001-06-28
CIK 16988

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------



                                   FORM 20-F


     (      )           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                         OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                              OR
     (  X   )            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                            OF THE SECURITIES EXCHANGE ACT OF 1934
                          For the fiscal year ended December 31, 2000
                      ---------------------------------------------------
                                Commission file number 0-12131
                      ---------------------------------------------------
                                              OR
     (      )          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                            OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from ______ to ______



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

Securities registered or to be registered pursuant to Section 12(b) of the Act.


Title of each class           Name of each exchange on which registered
-------------------           -----------------------------------------
           None                                  None




Securities registered or to be registered pursuant to Section 12(g) of the Act.

               Common stock* par value 50 Japanese yen per share
                                (Title of Class)

               -------------------------------------------------

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
               Common stock* par value 50 Japanese yen per share
                                (Title of Class)

--------------------------------------------------------------------------------

   * American Depositary Receipts for 50,000,000 American Depositary Shares, each American Depositary Share representing 1 share of common stock of Canon Inc., were registered under the Securities Act of 1933.

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2000, 875,627,023 shares of common stock par value Yen50 per share and 50,000,000 ADSs were outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X         No
   ---------     ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X     Item 18
       ------         ------

                               TABLE OF CONTENTS

                                                                          Page

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL
INFORMATION..................................................................1


FORWARD-LOOKING INFORMATION..................................................1

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers................2


Item 2. Offer Statistics and Expected Timetable..............................2


Item 3. Key Information......................................................2

      A.  Selected financial data............................................2
      B.  Capitalization and indebtedness....................................3
      C.  Reasons for the offer and use of proceeds..........................3
      D.  Risk factors.......................................................3

Item 4. Information on the Company...........................................4

      A.  History and development of the Company.............................4
      B.  Business overview..................................................5
          Products...........................................................6
          Marketing and distribution........................................12
          Service...........................................................12
          Net sales by product group and region of origination..............13
          Sources of supply.................................................14
          Environmental protection..........................................14
      C.  Organizational structure..........................................15
      D.  Property, plants and equipment....................................15

Item 5. Operating and Financial Review and Prospects........................18

      A.  Operating Results.................................................18
          General...........................................................18
          Overview..........................................................18
          Consolidated result of operations.................................18
             Fiscal 2000 compared with fiscal 1999..........................18
             Fiscal 1999 compared with fiscal 1998..........................23
             Foreign operations and foreign currency transactions...........27
      B.  Liquidity and capital resources...................................27
          Liquidity.........................................................27
          Capital resources.................................................27
      C.  Research and development, patents and licenses, etc...............28
      D.  Trend information.................................................29
          New Accounting Standards..........................................29
          Looking forward...................................................29

Item 6. Directors, Senior Management and Employees..........................30

      A.  Directors and senior management...................................30
      B.  Compensation......................................................34
      C.  Board practices...................................................35
      D.  Employees.........................................................35
      E.  Share ownership...................................................36

Item 7. Major Shareholders and Related Party Transactions...................37

      A.  Major shareholders................................................37
      B.  Related party transactions........................................37
      C.  Interests of experts and counsel..................................37

Item 8. Financial Information...............................................38

      A.  Consolidated statements and other financial information...........38
          Consolidated statements...........................................38
          Legal proceedings.................................................38
          Dividend policy...................................................38
      B.  Significant changes...............................................38

Item 9. The Offer and Listing...............................................39

      A.  Offer and listing details.........................................39
          Trading in domestic markets.......................................39
          Trading in foreign markets........................................39
      B.  Plan of distribution..............................................40
      C.  Markets...........................................................40

Item 10. Additional Information.............................................41

      A.  Share capital.....................................................41
      B.  Memorandum and articles of association............................41
      C.  Material contracts................................................41
      D.  Exchange controls.................................................41
      E.  Taxation..........................................................42
      F.  Dividends and paying agents.......................................43
      G.  Statement by experts..............................................43
      H.  Documents on display..............................................43
      I.  Subsidiary information............................................43

Item 11. Quantitative and Qualitative Disclosures About Market Risk.........43

          Market risk exposures.............................................43
          Equity price risk.................................................43
          Foreign exchange risk.............................................44
          Interest rate risk................................................45

Item 12. Description of Securities Other than Equity Securities.............46

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies....................47


Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds...........................................................47


Item 15. [Reserved].........................................................47


Item 16. [Reserved].........................................................47

                                    PART III

Item 17. Financial Statements...............................................48

          Independent Auditors' Report......................................49
          Consolidated Balance Sheets.......................................50
          Consolidated Statements of Income.................................51
          Consolidated Statements of Stockholders' Equity...................52
          Consolidated Statements of Cash Flows.............................53
          Notes to Consolidated Financial Statements........................54
          Valuation and Qualifying Accounts.................................76

Item 18. Financial Statements...............................................77


Item 19. Financial Statements and Exhibits..................................77


SIGNATURES..................................................................78


EXHIBIT INDEX...............................................................79


REGULATION FOR HANDLING OF SHARES OF CANON INC..............................80

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Report is as of December 31, 2000 unless otherwise specified.

As used herein, "Canon" and the "Company" refer to Canon Inc. and its subsidiaries and Canon Inc., respectively, unless the context otherwise indicates.

On March 30, 2001, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen125.54 = U.S.$1.

The company's fiscal year end is December 31. In this Annual Report "fiscal 2000" refers to the Company's fiscal year ended December 31, 2000, and other fiscal years of the Company are referred to in a corresponding manner.


FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of Canon with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon's targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     A. Selected financial data

     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report, which have been audited by KPMG, independent accountants.

Selected financial data:                2000               1999               1998               1997               1996
------------------------           --------------    ---------------    ---------------    ---------------    ---------------
                                            (Millions of yen except average number of shares and per share data)
Net sales..................        Yen  2,781,303    Yen   2,622,265    Yen   2,826,269    Yen   2,761,025    Yen   2,558,227
Operating profit...........               245,999            176,056            260,778            274,034            221,036
Net income.................               134,088             70,234            109,569            118,813             94,177
Advertising................                67,840             67,544             76,911             75,800             68,354
Research and development...               194,552            177,922            176,967            170,793            150,085
Depreciation...............               144,043            155,682            159,888            137,777            117,263
Capital expenditure........               170,986            200,386            221,401            219,779            176,357
Long-term debt.............               142,925            165,277            180,320            226,889            192,254
Common stock...............               164,796            163,969            163,033            160,411            150,565
Stockholders' equity.......             1,298,914          1,202,003          1,155,520          1,109,511          1,007,434
Total assets...............             2,832,125          2,587,532          2,728,329          2,872,779          2,644,452

Average number of shares
 (Thousands)...............               872,606            870,699            868,916            862,664            846,224

Per share data:
Net income:
 Basic..........................   Yen     153.66    Yen       80.66    Yen      126.10    Yen      137.73    Yen      111.29
 Diluted........................           151.51              79.50             123.93             134.60             106.96
Cash dividends declared.........            21.00              17.00              17.00              17.00              15.00
Cash dividends declared (US$)...   $        0.179    $         0.164    $         0.134    $         0.134    $         0.128

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods indicated and the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

Yen exchange rates per U.S. dollar:             Average          Term end         High           Low
-----------------------------------           -----------      -----------    -----------    -----------
1996.......................................   Yen  109.31      Yen  115.77    Yen  103.92    Yen  116.13
1997.......................................        121.85           130.45         111.42         131.08
1998.......................................        130.88           113.08         113.08         147.14
1999.......................................        112.79           102.16         101.53         124.45
2000-Year..................................        108.37           114.35         101.70         114.62
     -1(st) half...........................                         106.14         101.70         111.11
     -July.................................                         109.68         105.64         109.68
     -Aug..................................                         106.66         106.20         109.52
     -Sept.................................                         107.90         105.10         107.94
     -Oct..................................                         109.15         107.58         109.30
     -Nov..................................                         110.93         107.30         111.38
     -Dec..................................                         114.35         110.42         114.62
2001-Jan...................................                         116.39         114.26         118.35
     -Feb..................................                         117.28         114.88         117.62
     -Mar..................................                         125.54         117.33         125.54

Notes: The above financial data are provided in conformity with accounting principles generally accepted in the United States of America.

     B. Capitalization and indebtedness

          Not applicable.

     C. Reasons for the offer and use of proceeds

          Not applicable.

     D. Risk factors

     Canon is a high-technology oriented company which operates globally and has numerous core businesses. Canon is subject to risks including economic and foreign exchange rate risks, industry and business risks and financial risks, particularly in its principal markets, North America, Europe and Japan. These risks are described below:

Economic and Foreign Exchange Rates

      o Canon's performance would be adversely affected by an economic decline in North America, Europe and Japan.

      o A large percentage of Canon's products are manufactured at domestic plants for overseas distribution. Fluctuations in foreign exchange rates may have a significant and adverse impact on Canon's operating results.

Industry and Business

      o A significant economic downturn in North America, Europe or Japan would intensify competitive pricing pressure, especially in consumer products such as printers and cameras, which could adversely affect out profitability.

      o If we fail to continue developing and marketing products that incorporate new technology on a timely basis, our performance will be adversely affected.

      o Canon sells laser beam printers on an original equipment manufacturing (OEM) basis to Hewlett-Packard Co. Such sales constituted approximately 20% of consolidated net sales for the year ended December 31, 2000. Canon's operating results could be significantly and adversely affected by a reduction or loss of that business.

      o Sales of steppers and aligners depend heavily on the amount of capital investment on DRAM production facilities by semiconductor manufacturers. Such capital investment would be adversely affected by a price decline of DRAM, which would adversely affect our sales of steppers and aligners.

Financial

      o Canon holds marketable securities and marketable investments which exposes us to equity price risks. A downturn in the market for these instruments could adversely affect their value resulting in losses.

      o Although ameliorated by derivative instruments, Canon is exposed to the market risk of interest rate fluctuations, primarily due to variable interest rate debt obligations. An increase in interest rates would increase expenditures made servicing these debts.

      o Although ameliorated by foreign exchange contracts, Canon's international operations and foreign currency indebtedness expose Canon to the risk of foreign currency exchange rate fluctuations. Fluctuations in foreign currency exchange rates could substantially and adversely affect our international operations and our expenditures made servicing our foreign currency denominated debts.

Item 4. Information on the Company

     A. History and development of the Company

     Canon Inc. is a corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan. The telephone number is +81-3-3758-2111.

     The Company was incorporated under the laws of Japan in 1937 to produce and sell Japan's first focal plane shutter 35mm still camera, which was developed by its predecessor company, Precision Optical Research Laboratories, which was organized in 1933.

     In the late 50s, Canon entered the business machines field utilizing technology obtained through the development of photographic and optical products. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, faxes, laser beam printers, bubble jet printers, computers, video camcorders and digital cameras.

     The following are important events in the development of Canon's business in recent years.

      o In 1999, Canon and Toshiba Corporation agreed to collaborate on developing and establishing mass-production technologies for SEDs (surface-conduction electron-emitter displays) with potential in large-screen wall-mounted displays.

      o In 1999, Oita Canon Materials Inc. was established as an integrated production site for chemical products for business machines in Oita, Japan.

      o In 1999, the Canon Inc. Ayase Office was established with the goal of reinforcing the R&D structure for semiconductor related devices in Kanagawa, Japan.

      o In 2000, the Canon Inc. Optics R&D Center, an R&D facility for optical technology was established in Tochigi, Japan.

      o On September 14, 2000, Canon began listing its American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE).

     Canon is in the process of setting up a new headquarters building in Shimomaruko Headquarters, Tokyo, Japan and a new manufacturing affiliate in Hanoi, Vietnam. Canon currently plans to open these new facilities in 2002.

     B. Business overview

     Canon is now one of the world's leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers and cameras.

     Canon sells its products principally under the Canon brand name and through sales subsidiaries. These subsidiaries are responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 69% of the Company's consolidated net sales in fiscal 2000 were generated outside Japan; approximately 34% in the Americas, 27% in Europe and 8% in other areas.

     Canon's strategy is to develop innovative, high value-added products which incorporate advanced technologies. Listed below are some of Canon's most innovative products:

      o In 1968, Canon developed the first plain paper copying machine using alternative technology to the xerographic process;

      o In 1976, Canon developed the 35mm single-lens reflex (SLR) camera with a built-in microcomputer;

      o In 1982, Canon developed the small and light plain paper copying machine incorporating a replaceable cartridge for easy maintenance;

      o   In 1983, Canon developed the compact laser beam printer;

      o In 1987, Canon developed the digital laser full-color plain paper copying machine;

      o In 1988, Canon developed the color bubble jet copying machine utilizing Canon's original bubble jet printing technology;

      o In 1990, Canon developed the notebook-sized bubble jet printer with a replaceable cartridge;

      o   In 1992, Canon developed the digital integration copying machine;

      o   In 1996, Canon developed the Advanced Photo System (APS) cameras;

      o In 1997, Canon developed the liquid crystal display (LCD) color filter utilizing Canon's original bubble jet technology; and

      o In 1998, Canon developed the CXDI-11 x-ray digital camera, a medical imaging product with a Large Area New-MIS sensor and TFT sensor (LANMIT).

     Canon's research and development activities range from basic research to product-oriented research directed at keeping and increasing the technological leadership of Canon's products in the market.

     Canon manufactures the majority of its products in Japan, but in an effort to reduce the currency exchange risks, Canon has increased overseas production and the use of local parts. Canon has manufacturing subsidiaries in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Mexico, and manufacturing joint ventures in Korea.

     As a concerned member of the world community, Canon emphasizes recycling, and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also adopted programs to collect and recycle used cartridges and to refurbish used copy machines. In addition, Canon has completely removed certain environmentally unfriendly chemicals from its manufacturing processes.

Products

     Canon's products are divided into the following three product groups: business machines, cameras, and optical and other products.

     Business machines

     The business machines product group is divided into three sub-groups consisting of copying machines, computer peripherals and business systems.

     Copying machines

     Canon manufactures, markets and services a wide range of copying machines, including analog copying machines in its NP series that utilize alternative technology to the xerographic system; digital copying machines in its GP series; full-color digital copying machines in its CLC series and personal copying machines in its PC series.

     NP series analog copying machines. Developments in NP series analog copying machines include the following.

      o In 1990, Canon made its entry into the high-end black-and-white copying machine market by introducing the NP9800, an 83 pages-per-minute (ppm) copying machine.

      o In 1997, Canon released the NP6085, an 85 ppm copying machine featuring a touch sensitive LCD control panel.

      o In 1998, Canon introduced the NP6551 with a rate of 50 letter-size ppm and a touch sensitive LCD control panel.

      o In 1999, Canon released the NP6035F, which can be updated with new features and functions as they become available, thereby furthering Canon's commitment to conserve the environment and reduce waste.

     GP series digital copying machines. Developments in GP series digital copying machines include the following.

      o In 1992, Canon entered the digital copying machine market by introducing the GP55.

      o In 1996, Canon launched the GP200 series of multifunctional digital copying machines worldwide, using Canon's Surface Rapid Fusing
          (SURF) technology to reduce energy consumption and warm-up time, and incorporating copying machine, fax, scanner and printer functions.

      o In 1999, Canon released the imageRUNNER 330 and the imageRUNNER 440 in the United States. These are multifunctional digital copying machines each with a rate of 33 and 40 letter-size ppm, respectively. Canon introduced the imageCLASS2200 series in 1999, which has a rate of 16 letter-size ppm. It can be upgraded to include network printing, faxing, and scanning functions.

      o In 2000, Canon released the imageRUNNER 5000 and the imageRUNNER 6000. These are high-speed, high-performance digital multifunctional office systems for mid- to large-size offices with a print speed of 50 ppm and 60 ppm, respectively. Canon introduced the iR3250, internet-compatible, networked, multifunctional office system, which features color scanning and internet fax functions.

     CLC series full-color digital copying machines. Developments in CLC series full-color digital copying machines include the following.

      o In 1987, Canon introduced the world's first digital laser, full-color, plain paper copying machine and has since improved its line-up of color copying machines. The digital format of copying machines allows users to both create and reproduce full color copies.

      o In 1998, Canon introduced the CLC2400, which realized a rate of 24 letter-size ppm by utilizing a four-drum engine, with the four photosensitive drums-one each for yellow, magenta, cyan and black-configured in a series.

      o In 1999, Canon launched the imageCLASS2100, with the rate of 6 ppm full-color A4-size copies that provides smooth and non-glossy color images using a new spherical toner.

      o In 2000, Canon introduced the CP2100 series of full-color, multifunctional systems for office use that achieve a print speed of 21 ppm for both color and monochrome output.

     PC series personal copying machines. Developments in PC series personal copying machines include the following.

      o In 1982, Canon introduced a plain paper copying machine, the smallest and lightest in the world at that time and the first to incorporate the entire imaging mechanism in a user-replaceable cartridge.

      o In 1998, Canon released the PC400/420 with Surface Rapid Fusing system (SURF), which eliminates warm-up time.

     The copying machines category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals

     Computer peripherals include laser beam printers (LBPs), bubble jet (BJ) printers and scanners.

     LBPs. Canon's LBPs are relatively small in size and have high-quality printing capabilities attributable to Canon's expertise in laser beam printing and plain paper copying technologies. Our adoption of a user-replaceable toner cartridge system containing optical components make our LBPs easy to maintain. Most of Canon LBP sales are on an OEM basis. Developments in this area include the following.

      o In 1995, the LBP-730 was introduced in Japan. This model features the LIPS IV page description language with 600 dot-per-inch (dpi) resolution for data processing and Canon's on-demand fusing technology that reduces power consumption and warm-up time.

      o In 1998, the LBP-840/850 with 1,200 dpi printing, 16 ppm, was introduced in Japan. In the overseas market, Canon released the LBP-1760 with a rate of 17 letter-size ppm and the C LBP 460PS, a full-color, A4/letter-size printer.

      o In 1999, Canon launched the LBP910, with an output of 22 ppm, resolution of 1,200 dpi x 1,200 dpi with network capabilities and the LBP2160/2260, with 6 ppm color and 24 ppm monochrome output in Japan. In the overseas market, Canon released the LBP800, which has a rate of 8 ppm monochrome output and zero warm-up time.

      o In 2000, Canon introduced the LBP-2200 in Japan, a high-speed, full-color, A3-size laser printer that delivers natural image quality with gloss-free output and prints 6 ppm when printing on A4-size paper in color, and 24 ppm when printing in monochrome.

          Overseas, Canon released the LBP-1000, which prints 10 letter-size ppm at 1,200 dpi x 1,200 dpi.

     BJ printers. Canon continues to incorporate its exclusive bubble jet technology into a range of new products. Developments in this area include the following.

      o   In 1995, Canon introduced the BJC-210 full-color desktop printer.

      o In 1998, Canon released the BJC-5000 with a dual cartridge system, the first Canon bubble jet printer to be fully developed and produced for worldwide shipment by a subsidiary outside of Japan.

      o In 1999, the BJ F850, featuring Micro Fine Droplet Technology and photo ink that make output indistinguishable from conventional photographs, was introduced in Japan. Canon also introduced the BJC-6000, with 5 ppm color and 8 ppm monochrome output, 1,440 x 720 dpi resolution and a six colors individual ink cartridge system in the overseas market.

      o In 2000, Canon introduced the BJ F870 in Japan, which provides 2400 x 1200 resolution, high-speed photo-quality printing and higher resistance to the damaging effects of lights. In the Americas and Europe, Canon introduced the BJC-8200 for the digital photograph output market.

     Scanners. Canon offers entry-level (300 x 600 dpi) and mid-level (1200 x 2400 dpi) flatbed image scanners as well as film scanners for both 35mm and APS film. Developments in this area include the following.

      o In 1996, Canon introduced the CanoScan 300 and 600, flatbed color image scanners. The 300 model features a resolution of 300 x 600 dpi, while the 600 model features 600 x 1200 dpi resolution.

      o In 1998, the CanoScan 620P with a new contact image sensor (LED Indirect Exposure) and 600 dpi resolution was released.

      o   In 1999, Canon introduced the CanoScan FB 630P, featuring 600 x
          1,200 dpi/36-bit color scanning and a slim design (1.5 inches thick).

      o In 2000, Canon introduced the CanoScan N1220U, with a compact image sensor, featuring 1200 dpi resolution.

     Business systems

     Business systems include fax machines, work stations and personal computers. Also included, is micrographic equipment, document scanners and calculators.

     Fax machines. Canon produces a broad range of fax machines, from high performance machines for business use to small and economical machines for personal use. Developments in this area include the following.

      o   In 1992, Canon expanded its line of desktop plain paper fax machines
          (PPFs) with built-in laser beam printers. Canon also introduced new PPFs with built-in bubble jet printers.

      o In 1998, Canon introduced the MultiPASS C3500/C5500, a fax machine with color bubble jet printing, copying and scanning function.

      o In 1999, Canon introduced the LASERCLASS 9000L. This machine features our Super G3 Dual Line Option, which allows faxes to be sent and received simultaneously.

      o In 2000, Canon introduced the MultiPASS B-30, which combines color printing, color facsimile, color scanning, color copying and PC facsimile functions into a single compact device, allowing both economic and space savings.

     Micrographic equipment. Canon has various micrographic equipment. Developments in this area include the following.

      o In 1989, Canon released the Canofile 250, an electronic filing system featuring high-speed input and easy referencing of documentation through use of a magneto-optical disk (MOD).

      o In 1992, Canon introduced the Microprinter 90, a compact reader-printer that displays original documents on screen and prints images on plain paper, to strengthen further our line of micrographic equipments.

      o In 1994, Canon released the new CF510/520 computer-controlled electronic filing system, featuring larger easy-to-read screens and improved software.

     Document scanners. With the movement toward digitalization, the need to scan documents into text data or image data is expanding. To obtain stronger presence in the market of document scanners, Canon has been offering a wider products line-up and pursuing higher quality. Developments in this area include the following.

      o In 1997, Canon released the DR-3020/3020N. This model provides speed of 40 ppm scanning with compact body-size and high cost-performance.

      o In 1999, Canon introduced the DR-5080C, a high-speed (104 ppm at maximum) scanner with gray-scale or color scanning capability and user-friendly operation.

      o In 2000, we launched the CD-4050, offering new functions such as network scanning. This new model also made possible to record the scanned image onto CD-R without using a PC.

     Work stations and personal computers. The majority of the work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers' own brand names, while others are sold by Canon on an OEM basis. In 1997, Canon made a strategic withdrawal from the personal computer business in the United States.

     Cameras

     Canon manufactures and markets a wide range of 35mm focal plane shutter cameras with interchangeable lenses (SLR), 35mm leaf shutter cameras with fixed lenses (L/S), APS cameras and digital cameras. Canon also manufactures and markets video camcorders, lenses and various camera accessories.

     SLR cameras. Developments in SLR cameras include the following.

      o In 1987, Canon introduced a new auto-focus SLR camera system called the Electro-Optical System (EOS) series. Canon has since added new models such as the inexpensive EOS Rebel, and the EOS ELAN featuring a unique bar-code programming function and a quiet film transport system.

      o In 1998, Canon introduced the EOS-3, the first commercial application of the C-MOS area sensor, featuring 45-point area autofocus (AF) and eye-controlled focus.

      o In 1999, Canon released the EOS Rebel 2000, entry-level model, featuring 7-point AF and 35-zone AE.

      o In 2000, Canon introduced the EOS-1V, equipped with an array of state-of-the-art features, including 45-point high-density area AF and the world's fastest continuous shooting speed of 10 frames per second (fps), for professional users.

     L/S cameras. Canon produces various types of L/S cameras. Recent developments in this area include the following.

      o In 1998, Canon released the SURE SHOT 85 Zoom with 38-85mm 2.2x power zoom lens and 3-point, 280-step autofocus system.

      o In 1999, Canon introduced the SURE SHOT CLASSIC 120, featuring 38-120mm 3.2x power zoom lens and 3-point, dual-hybrid autofocus system, incorporating classic outlook design elements.

      o In 2000, Canon introduced the SURE SHOT Z90W, a new 35mm compact, featuring a sleek body design and a wide-angle 3.2x zoom lens, as a successor of the popular long-selling SURE SHOT Z70W, launched in 1995.

     APS cameras. In 1996, Canon started to produce APS cameras featuring smaller film than 35mm film, and negatives that contain magnetically coded information for dates, titles, and shooting conditions as well as three additional print types. Recent developments in this area include the following.

      o   In 1997, Canon released the ELPH Jr., an L/S camera.

      o In 1998, Canon introduced the ELPH 370Z, an L/S camera with 23-69mm 3x power zoom lens and a 3-point autofocus system.

      o In 1999, Canon released the ELPH 2, with 23-46mm 2x power zoom lens, which is smaller than the original ELPH.

      o In 2000, Canon released the ELPH LT260, equipped with a 26-52mm 2x aspherical zoom lens, which incorporates the same basic product concept that has become synonymous with the ELPH series: compactness, simplicity and refined style.

     Video camcorders. Canon manufactures analog and digital video camcorders. Recent developments in this area include the following.

      o In 1998, Canon introduced the ZR, a digital camcorder with 11x optical zoom plus 44x digital zoom and an image stabilization system. The VISTURA with 16x optical zoom plus 64x digital zoom, a 2.8-inch LCD display, and a shift-type optical image stabilization system adapted from technology used in Canon's AF EOS lenses was also introduced in 1998.

      o In 1999, Canon introduced the ELURA and the GL1. The ELURA features 12x optical zoom with 48x digital zoom, image stabilization system, a DV terminal, and a 2.5-inch LCD display. The GL1 is equipped with 3CCD image sensors, 20x optical zoom with 100x digital zoom, image stabilization system, DV terminal, and a 2.5-inch LCD display.

      o In 2000, Canon released the ZR10, with compact, lightweight and a sophisticated body design, developed to make digital video available to a wider user base. The model is equipped with a full array of advanced features that, when combined with its affordability, delivers enhanced cost performance. At the midrange level, Canon applied its precision technologies to create the ELURA2 MC, a lightweight, ultracompact digital video camcorder, which features a stylish body design as the best-selling ELPH lineup of APS cameras.

     Digital cameras. Canon entered the digital camera market in 1996. Recent developments in the digital camera area include the following.

      o In 1998, Canon released the PowerShot A5, equipped with a 810,000 pixel CCD and the PowerShot Pro70, equipped with a 1,680,000 pixel CCD and a 2.5x zoom lens.

      o In 1999, Canon released the PowerShot S10 with a 2.1 megapixel CCD, a 2x zoom lens, USB interface and TYPE II Compact Flash memory card compatibility.

      o In 2000, Canon released the PowerShot S100 DIGITAL ELPH, featuring an ultracompact size with the familiar design of our ELPH ultracompact camera for the APS with a 2.1 megapixel CCD, a 2x zoom lens. Canon also released professional digital SLR camera, the EOS D30, with a 3.25 megapixel large-area Complementary Metal Oxide Semiconductor (C-MOS) sensor developed by Canon, a red, green and blue (RGB) color filter, and a newly designed digital image-processing large-scale integrated circuit (LSI), making possible high resolution and true color reproduction, using EF-series interchangeable lenses for EOS cameras.

     Optical and other products

     Canon's optical products include semiconductor production equipments, broadcasting lenses and medical equipments.

     Semiconductor production equipment. Canon manufactures steppers and aligners, tools necessary for semiconductor chip production. Recent developments in this area include the following.

      o In 1998, Canon introduced the FPA-3000EX5, a Krypton Fluoride (KrF) excimer-laser stepper for large-scale production of 64Mb and 256Mb DRAM. In 1998, Canon also introduced the FPA-5000ES2, a KrF excimer-laser scanning stepper featuring linewidth patterning below 0.18-microns, which supports large-scale semiconductor production on 300-mm silicon wafers.

      o In 1999, Canon introduced the FPA-5000AS1, an Argon Fluoride (ArF) excimer-laser scanning stepper permitting 0.13-microns linewidth for 1Gb-class DRAMs and 1GHz-class microprocessor development on either 200 or 300mm wafer substrates. In 1999, Canon also introduced the FPA-3000EX6, a KrF excimer-laser stepper for large-scale production of 256Mb DRAMs on 200mm wafers.

      o In 2000, Canon introduced the FPA-5000ES2+, a KrF excimer-laser scanning stepper featuring 0.15-micron linewidth for large-scale production of 256Mb DRAMs and next-generation microprocessor devices on either 200mm or 300mm wafer substrates.

     Broadcasting lenses and medical equipment. Optical products also include broadcasting lenses and medical equipments such as x-ray cameras, retinal cameras, autorefractometers and image-processing equipments for computerized diagnostic systems. Recent developments include the following.

      o In 1998, Canon introduced the CXDI-11 x-ray digital camera, a medical imaging product with Canon's original large flat-panel sensor unit, measuring 430mm x 430mm (17inch x 17inch) and producing precise, high-resolution x-ray images in 4,096 gray-scale.

      o In 1999, Canon introduced the CXDI-12 x-ray digital camera, a table-type adaptation of the CXDI-11.

      o In 2000, Canon introduced the CXDI-22 x-ray digital camera with a removable grid permitting technologists to examine greater portions of the anatomy.

     Other products. Canon also manufactures electronic components which are sold primarily to equipment manufacturers. Such products include magnetic heads for audio and video tape recorders, micro-motors for printers and other components.

     Canon has also been developing a cost efficient solar-power system that incorporates amorphous silicon technology. Canon has been developing this technology since 1977. In 1996, Canon introduced roof-integrated solar panels which reduce material and construction costs by integrating the solar panels onto the roof structure.

Marketing and distribution

     Canon sells its products primarily through subsidiaries with responsibility for specific geographic areas. Each subsidiary is responsible for its own market research as well as determination with respect to its sales channel, advertising and promotional activities.

     In Japan, Canon sells its products primarily through Canon Sales Co., Inc., mainly to dealers and outlets.

     In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., to retail outlets. Some copying machine sales are made directly to end-users and a portion of other business machine sales are made through distributors.

     In Europe, Canon sells its products primarily through Canon Europa N.V. who sells primarily through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by Canon (U.K.) Ltd. in the United Kingdom, by Canon Deutschland GmbH in Germany and by Canon France S.A. in France.

     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, Canon sells copying machines to independent distributors in China.

     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Co. Hewlett-Packard Co. resells these printers under the "HP Laser Jet" name. During the year ended December 31, 2000, such sales constituted approximately 20% of consolidated net sales.

Service

     In Japan and overseas, product service is provided in part by independent retail outlets and designated service centers that receive technical training assistance from Canon. Canon also services its products directly.

     Most of Canon's business machines carry warranties of varying terms depending upon the model and the country of sale. Cameras and camera accessories carry a one-year warranty against defective materials and workmanship.

     Canon services its copying machines and supplies replacement drums, parts, toner and paper. In Japan, most customers enter into a maintenance service contract under which Canon provides maintenance services, replacement drums and parts in return for a per-copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.

Net sales by product group and region of origination

                                                               Years ended December 31
                               --------------------------------------------------------------------------------------
Net sales by product group               2000                            1999                          1998
--------------------------     ------------------------       ------------------------       ------------------------
                                                        (Millions of yen except percentage data)
Business machines:
   Copying machines.........   Yen   823,247      29.6%       Yen   842,082      32.1%       Yen   896,641      31.7%
   Computer peripherals.....       1,045,833      37.6              965,499      36.8            1,064,304      37.7
   Business systems.........         320,071      11.5              356,350      13.6              397,272      14.0
                               -------------     ------       -------------     ------       -------------     ------
Total business machines.....       2,189,151      78.7            2,163,931      82.5            2,358,217      83.4
Cameras.....................         324,058      11.7              277,349      10.6              267,636       9.5
Optical and other products..         268,094       9.6              180,985       6.9              200,416       7.1
                               -------------     ------       -------------     ------       -------------     ------
     Total..................   Yen 2,781,303     100.0%       Yen 2,622,265     100.0%       Yen 2,826,269     100.0%
                               =============     ======       =============     ======       =============     ======

                                                                 Years ended December 31
                                                  -----------------------------------------------------
Net sales by region of origination                     2000               1999               1998
----------------------------------                --------------    ----------------    ---------------
                                                                    (Millions of yen)
Net sales to unaffiliated customers:
 Japan........................................    Yen    860,702     Yen    791,399     Yen    796,406
 Americas.....................................           933,778            912,676          1,003,683
 Europe.......................................           764,206            736,570            841,400
 Others.......................................           222,617            181,620            184,780
                                                  --------------     --------------     --------------
   Total......................................    Yen  2,781,303     Yen  2,622,265     Yen  2,826,269
                                                  ==============     ==============     ==============
Intercompany transfers to regions:
 Japan........................................    Yen  1,345,983     Yen  1,205,021     Yen  1,312,405
 Americas.....................................            11,748             14,468             21,523
 Europe.......................................             3,782              3,645              3,126
 Others.......................................           246,024            179,527            198,702
                                                  --------------     --------------     --------------
 Eliminations.................................        (1,607,537)        (1,402,661)        (1,535,756)
                                                  --------------     --------------     --------------
   Total......................................                 -                  -                  -
                                                  ==============     ==============     ==============
Total net sales and transfers:
 Japan........................................    Yen  2,206,685     Yen  1,996,420     Yen  2,108,811
 Americas.....................................           945,526            927,144          1,025,206
 Europe.......................................           767,988            740,215            844,526
 Others.......................................           468,641            361,147            383,482
                                                  --------------     --------------     --------------
 Eliminations.................................        (1,607,537)        (1,402,661)        (1,535,756)
                                                  --------------     --------------     --------------
   Total......................................    Yen  2,781,303     Yen  2,622,265     Yen  2,826,269
                                                  ==============     ==============     ==============

------------
Note: Net sales by region of origination is determined by the location of the company, Canon or its subsidiary, originating the sale.

Total operating profit by category is discussed in Item 5A "Operating Results".

Sources of supply

     Canon purchases a variety of parts and raw materials, such as glass, aluminum, plastic, steel and chemicals for use in product manufacturing. All finished and semi-finished products purchased from outside sources are produced in accordance with Canon's designs and specifications. The most important parts purchased by Canon are LSIs which are used in most of its products. Some of the circuits are manufactured in-house. Canon has not experienced any difficulty obtaining parts or raw materials and believes that it will be able to continue to obtain the same in sufficient quantities to meet its needs.

Environmental protection

     Canon has been developing antipollution strategies for many years. In 1993, Canon implemented "New Principles for Environmental Assurance" to respond to environmental concerns.

     These principles are:

       1) to develop products, production technology and evaluation technology that are, and to conduct corporate activities in a manner that is, consistent with the principles of environmental conservation;

       2) to implement environmental impact assessments prior to product development, and to design and manufacture products that reduce resource and energy consumption;

       3) to undertake to ensure that our worldwide manufacturing processes are conducted in an increasingly environmentally sound manner by reducing waste and energy consumption in those processes;

       4)    to work together with governments on environmental strategies;

       5) to actively support local and regional environmental protection organizations; and

       6) to boost awareness of environmental conservation among Canon employees through training and education.

     In accordance with these guidelines, Canon has established and complies with internal environmental standards that are stricter than those provided for by the laws of the various nations in which Canon conducts its business.

     Canon established its Environmental Audit Department in 1993 specifically for the purpose of conducting environmental audits and designating environmental auditors. The Environmental Audit Department consists of a team of independent specialists. In Japan, internal audits of 26 sites are conducted every two years. The Environmental Audit Department is currently conducting approximately one audit per month.

     Canon completely eliminated the use of ozone-depleting chlorofluorocarbons in its worldwide manufacturing and production processes in 1992, and eliminated use of trichloroethane in 1993. Canon is also working to develop technologies which eliminate additional hazardous material from the manufacturing process.

     In addition, Canon is emphasizing product recycling and refurbishment. In 1990, Canon initiated a program whereby cartridges from Canon personal copying machines and laser beam printers can be collected and then recycled at Canon Dalian Business Machines, Inc., a Canon subsidiary in China. In 1996, Custom Integrated Technology, Inc., a Canon subsidiary in Virginia, U.S., began to refurbish used copying machines that would otherwise have been thrown away. In 1997, cartridge recycling also started at Industrial Resource Technologies, Inc., a Canon subsidiary in Virginia and Canon Bretagne S.A., a Canon subsidiary in France. In 1998, Canon announced plans to expand copying machine remanufacturing activities to the Japanese market. In 1999, Canon became the first company in Japan to adopt the Type III Eco-Label providing detailed environmental data on the life cycle of our products. Canon also started publishing the "Ecology Brochure" and "Environmental Report" containing detailed information on the environmental aspects of our products and operations.

     C. Organizational structure

     The following table lists the significant subsidiaries owned by Canon.


                                                               Percentage
Name of company                  Head office location             owned
-------------------------    ------------------------------   -------------
Canon Sales Co., Inc.....    Tokyo, Japan                          50.1%

Canon U.S.A., Inc........    New York, U.S.A.                     100.0%

Canon Europa N.V.........    Amstelveen, The Netherlands          100.0%


     To increase management efficiency, Canon effected a share exchange on November 7, 2000 to make Canon Chemicals Inc. a wholly-owned subsidiary.

     Nisca Corporation became a subsidiary of Canon when Canon Aptex Inc's shareholding in Nisca Corporation reached 51% on December 1, 2000 as a result of a tender offer and a third party allocation of new shares.

     D. Property, plants and equipment

     Canon's manufacturing is conducted primarily at 17 plants in Japan and 12 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon's plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2000 are as follows:


Name and location                          Floor space      Principal activities and products manufactured
-------------------------------            -----------    ---------------------------------------------------
            Domestic                      (Thousands of
                                          square feet)
Shimomaruko Headquarters, Tokyo                   1,621    Develop business machines and cameras; prosecute
  (corporate headquarters)                                 patents; conduct purchasing, quality assurance,
                                                           research, and planning for production engineering and
                                                           technology

Canon Research Center, Kanagawa                     137    Conduct research and development (R&D) in software
                                                           and systems

Ecology Research Center, Kyoto                       93    Conduct R&D in solar-power systems

Hiratsuka Developmental Center,                     466    Conduct R&D in semiconductors, electron devices and
Kanagawa                                                   display

Ayase Office,                                       296    Conduct R&D in semiconductors
Kanagawa

Kosugi Office,                                      398    Conduct R&D in software and systems
Kanagawa

Fuji-Susono Research Park,                          958    Conduct R&D in electrophotographic technologies
Shizuoka

Name and location                          Floor space      Principal activities and products manufactured
-------------------------------            -----------    ---------------------------------------------------
            Domestic                      (Thousands of
                                          square feet)

Optics Technology Research Center,                  187    Conduct R&D in optics technologies
Tochigi

Tamagawa Plant, Kanagawa                            409    Produce bubble jet printer consumables

Fukushima Plant, Fukushima                          593    Produce business machines, primarily bubble jet
                                                           printers

Toride Plant, Ibaraki                             2,459    Produce copying machines, laser beam printers and
                                                           copying machine consumables; develop business
                                                           machines

Ueno Plant, Mie                                     543    Produce copying machines and laser beam printer
                                                           consumables

Ami Plant, Ibaraki                                1,173    Produce business machines, tools, production
                                                           equipments and optical products

Utsunomiya Plant,                                 1,453    Produce camera lenses and optical products; develop
Tochigi                                                    optical products

Canon Electronics Inc. Plants,                      984    Produce electronic components, micrographic
Saitama and Gunma                                          equipments, laser beam printers and camera parts

Copyer Co., Ltd. Plants,                            351    Produce copying machines and copying machine
Tokyo, Yamansashi and Fukui                                consumables

Canon Precision Inc. Plants,                        740    Produce micro-motors, precision parts, metal mold
Tokyo, Aomori and Fukushima                                parts and laser beam printer consumables

Canon Aptex Inc. Plants,                            454    Produce copying machine parts and accessories
Ibaraki and Tokyo

Canon Chemicals Inc. Plants,                      1,388    Produce copying machine and laser beam printer
Ibaraki and Kanagawa                                       consumables

Canon Components Inc. Plant,                        734    Produce electronic components, bubble jet printer
Saitama                                                    consumables and color filters

Oita Canon Inc. Plant,                              316    Produce 35mm and APS cameras, digital video
Oita                                                       camcorders and digital cameras

Nagahama Canon Inc. Plant,                          921    Produce laser beam printers, bubble jet printers, laser
Shiga                                                      beam printer consumables and solar panels

Nippon Typewriter Co., Ltd. Plant,                1,429    Produce parts for business machines
Ibaraki

Oita Canon Material Co., Ltd. Plant,              1,164    Produce copying machine and laser beam printer
Oita                                                       consumables

Nisca Corporation Plant,                            267    Produce copying machine parts and accessories
Yamanashi

Name and location                          Floor space     Principal activities and products manufactured
-------------------------------            -----------     ----------------------------------------------
            Overseas                      (Thousands of
                                          square feet)
Canon Virginia, Inc. Plants,                      1,069    Produce copying machines and laser beam printers;
Newport News and Tappahannock,                             refurbish copying machines
Virginia, U.S.

Canon Business Machines, Inc. Plants,               264    Develop and manufacture bubble jet printers;
Costa Mesa, California, U.S. and                           manufacture copying machine supplies
Tijuana, B.C., Mexico

Canon Giessen BmbH Plant,                           359    Produce copying machines, copying machine
Giessen, Germany                                           consumables and bubble jet printer consumables

Canon Bretagne S.A. Plant,                          506    Produce copying machines, copying machine
Liffre, France                                             consumables and laser beam printers

Canon Inc., Taiwan Plant,                           449    Develop and manufacture 35mm SLR cameras and leaf
Taiwan                                                     shutter cameras; manufacture APS cameras

Canon Opto (Malaysia) Sdn. Bhd.                     562    Produce leaf shutters, APS cameras, video camcorders
Plant Selangor, Malaysia                                   and camera lenses

Canon Dalian Business Machines, Inc.              1,039    Produce laser beam printer consumables
Plant,
Dalian, China

Canon Zhuhai, Inc. Plant,                           765    Produce leaf shutter cameras, laser beam printers and
Zhuhai, China                                              fax machines

Tianjin Canon Co., Ltd. Plant,                      157    Produce copying machines
Tianjin, China

Guang-Dong United Optical Instrument                 14    Produce leaf shutter cameras
Co. Plant,
Guang Dong, China

Canon Hi-Tech (Thailand) Ltd. Plant,                830    Produce copying machines, bubble jet printers and fax
Phra Nakhon Si Ayutthaya, Thailand                         machines

Canon Engineering (Thailand) Ltd.                   128    Produce business machine part molds
Plant,
Phra Nakhon Si Ayutthaya, Thailand


     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.

     At December 31, 2000, book value Yen9,726 of land, buildings and related equipment were subject to mortgages securing Yen4,377 million of Canon's indebtedness.

     Canon has plans to set up a manufacturing affiliate in Hanoi, Vietnam, for the production of bubble jet printers. The new company, tentatively named Canon Vietnam, will be a wholly owned subsidiary. The facility, with 355 thousands of square feet of floor space, will be constructed within a recently opened industrial complex. Canon expects the cost of project to amount to approximately 7 billion yen in total. Canon Vietnam is scheduled to begin operation in 2002.

Item 5. Operating and Financial Review and Prospects

     A. Operating Results

General

     The following discussion and analysis provides information that management believes to be relevant to understanding Canon's consolidated financial condition and result of operations. This discussion should be read in conjunction with the Consolidated Financial Statements of Canon Inc. and Subsidiaries, including the notes thereto, included in this Annual Report.

Overview

     Canon is currently one of the world's leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras and steppers. Canon earns revenues mainly from the sale of these products domestically and internationally.

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products. The business machine product group includes copying machines, computer peripherals and business systems. Copying machines include analog, digital, color and personal models. Computer peripherals include mainly laser beam printers, bubble jet printers and scanners. Business systems include fax machines, micrographic equipments and calculators. The camera product group includes cameras, video camcorders and digital cameras. The optical and other products product group includes steppers and aligners for semiconductor chip production, television broadcasting lenses and medical equipments.

     Overseas operations are significant to Canon's operating results. Overseas operations generated 69.1% of our total net sales in fiscal 2000. Such sales are denominated in the applicable local currency and subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts including to localize manufacturing, Canon believes such fluctuations have had a significant effect on our results of operations.

     Cost of sales reflects principally the cost of raw materials and labor used by Canon in the manufacture of its products. A portion of the raw material used by Canon is imported or include imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon's cost of sales. Other cost of sales includes depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses.

     The major components of selling, general and administrative expenses are payroll, advertising expenses and sales promotion expenses.

Consolidated result of operations

     Fiscal 2000 compared with fiscal 1999

     Although appreciation of the yen had a negative impact in fiscal 2000, sales increased 6.1% to Yen2,781,303 million in fiscal 2000 from Yen2,622,265 million in fiscal 1999. Net income increased 90.9% to Yen134,088 million in fiscal 2000 from Yen70,234 million in fiscal 1999.

     Summarized results of operations for fiscal 2000 and fiscal 1999 are as follows:

                                        2000            Change         1999
                                   ---------------    ---------   --------------
                                          (Million of yen except per share
                                             amounts and percentage data)
Net sales.......................    Yen  2,781,303     +  6.1%   Yen  2,622,265
Operating profit................           245,999     + 39.7           176,056
Income before income taxes......           227,196     + 45.6           156,072
Net income......................           134,088     + 90.9            70,234

Net income per share:
      Basic.....................            153.66     + 90.5             80.66
      Diluted...................            151.51     + 90.6             79.50

----------
Note: See note of Item 3A  "Selected Financial Data".

     Sales

     In fiscal 2000, the pace of economic growth in the United States remained strong, even though signs of a slowdown were apparent in the later part of the year. The condition of the European economy was also favorable, despite the low value of the euro. The economy in Asian countries showed healthy expansion, recovering from the economic sluggishness that was seen a few years ago, especially in Southeast Asia. In Japan, however, despite solid growth in capital investment in the private sector, consumer spending remained slow, and only a limited indications of recovery were seen.

     While the favorable global economy helped Canon expand sales, yen appreciation had a negative impact on our operations. In fiscal 2000, the approximate average exchange rate of the yen to the U.S. dollar was Yen108 and to the euro was Yen99. These exchange rates reflect increases of 5% and 21%, respectively, from fiscal 1999. In real terms, fiscal 2000 net sales increased 13.3% from fiscal 1999.

     This increase is mainly the result of strong demand for digital copying machines in the business machine segment, a rapid expansion of the digital camera market, and a semiconductor device demand that remained strong throughout fiscal 2000.

     Canon's sales by product group are summarized as follows:

                                  2000             Change            1999
                             --------------      --------      -------------
                                   (Million of yen except percentage data)
Business machines:
      Copying machines.....  Yen    823,247      -   2.2%      Yen   842,082
      Computer peripherals.       1,045,833      +   8.3             965,499
      Business systems.....         320,071      -  10.2             356,350
                             --------------      --------      -------------
    Total business machines       2,189,151      +   1.2           2,163,931
                             --------------      --------      -------------
Cameras....................         324,058      +  16.8             277,349
Optical and other products.         268,094      +  48.1             180,985
                             --------------      --------      -------------
      Total................  Yen  2,781,303      +   6.1%      Yen 2,622,265
                             ==============      ========      =============

     Sales of business machines constituted 78.7% of consolidated net sales in fiscal 2000. Sales of business machines increased 1.2% to Yen2,189,151 million in fiscal 2000 from Yen2,163,931 million in fiscal 1999.

     Sales of copying machines decreased 2.2% to Yen823,247 million in fiscal 2000 from Yen842,082 million in fiscal 1999. Although copying machine sales increased nearly 6% on a local currency basis reflecting strong worldwide demand particularly for digital copying machines, a strong yen led to a slight decline in these sales on a consolidated basis.

     Sales of computer peripherals increased 8.3% to Yen1,045,833 million in fiscal 2000 from Yen965,499 million in fiscal 1999, primarily due to a strong overseas market for laser beam printers.

     Sales of business systems decreased 10.2% to Yen320,071 million in fiscal 2000 from Yen356,350 million in fiscal 1999, primarily due to the strong yen and intense price competition reducing sales of fax machines.

     Sales of cameras increased 16.8% to Yen324,058 million in fiscal 2000 from Yen277,349 million in fiscal 1999, primarily due to the introduction of new digital cameras and a rapid expansion of the market for digital cameras as well as favorable video camcorder sales. Cameras contributed 11.7% to consolidated net sales in fiscal 2000.

     Sales of optical and other products increased 48.1% to Yen268,094 million in fiscal 2000 from Yen180,985 million in fiscal 1999 mainly attributable to significant growth in stepper sales, stimulated by active capital investment by semiconductor manufacturers in the healthy semiconductor market. Optical and other products contributed 9.6% to consolidated net sales in fiscal 2000.

     A regional analysis indicates that net sales in fiscal 2000 increased in each region. In Japan, overall sales increased 6.9% in fiscal 2000. In particular, sales of bubble jet printers and digital cameras grew significantly as a result of the introduction of attractive new products. Semiconductor production equipment also registered substantial growth. In the U.S. market, sales of digital copying machines, digital video camcorders and semiconductor production equipment were especially strong. Although sales in the Americas grew 7.8% in U.S. dollar terms, the appreciation of the yen reduced the growth rate to 2.3%. Sales in Europe grew 20.4% in euro terms. However, the stronger yen reduced this growth rate to 3.6%. Sales of laser beam printers, digital cameras and semiconductor production equipment mainly supported the increase. Sales in other areas increased 28.2%, reflecting significant sales increases of semiconductor production equipment in Korea and Taiwan, and the economic recovery in many of the economies in these areas.

     A summary of net sales by region of destination is provided below:

                       2000                Change             1999
                 --------------           --------     --------------
                         (Million of yen except percentage data)

Japan.......     Yen    807,771           +   6.9%     Yen    755,704
Americas....            934,165           +   2.3             913,377
Europe......            768,169           +   3.6             741,657
Others......            271,198           +  28.2             211,527
                 --------------           --------     --------------
 Total......     Yen  2,781,303           +   6.1%     Yen  2,622,265
                 ==============           ========     ==============

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit increased 39.7% to Yen245,999 million in fiscal 2000 from Yen176,056 million in fiscal 1999. Operating profit constituted 8.8% of net sales in fiscal 2000. Although the appreciation of the yen had an adverse effect on Canon's net sales by approximately Yen190,000 million, the gross profit ratio rose from 42.9% in 1999 to 43.3% in fiscal 2000. This improvement is mainly the result of the successful introduction of improved production methods such as the cell production method, and also because of an increase in sales of high value-added products.

     Selling, general and administrative expenses increased slightly to Yen957,843 million in fiscal 2000 from Yen948,269 million in fiscal 1999. Selling, general and administrative expenses constituted 34.4% of net sales in fiscal 2000, an increase of 1.0% from fiscal 1999. We incurred extraordinary expenses in connection with Canon's year 2000 commemorative activities, but our active efforts to reduce other expenses helped Canon hold total selling, general and administrative expenses to a slight increase. We increased R&D expenditures by 9.3% to improve our technology and to support future growth.

     The disclosures of segment information by product as required in Japan as of and for the years ended December 31, 2000 and 1999 and of segment information by region as required in Japan as of and for the years ended December 31, 2000 and 1999 are provided below.

     The following table provides segment information by product:

                                                           As of / for the year ended December 31, 2000
                                    ------------------------------------------------------------------------------------------
                                       Business                        Optical and other      Corporate and
                                       machines         Cameras            products            eliminations       Consolidated
                                    -------------     ------------     ------------------     -------------       ------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,189,151    Yen  324,058           Yen  268,094                 --     Yen  2,781,303
      Intersegment..............                --              --                126,947      Yen  (126,947)                --
                                    --------------    ------------           ------------      -------------     --------------
      Total.....................         2,189,151         324,058                395,041           (126,947)         2,781,303
                                    --------------    ------------           ------------      -------------     --------------
Operating cost and expenses.....         1,870,977         290,892                383,028             (9,593)         2,535,304
                                    --------------    ------------           ------------      -------------     --------------
Operating profit................    Yen    318,174    Yen   33,166           Yen   12,013      Yen  (117,354)    Yen    245,999
                                    ==============    ============           ============      =============     ==============
Assets..........................    Yen  1,324,369    Yen  207,069           Yen  332,229      Yen   968,458     Yen  2,832,125
Depreciation and amortization...           101,557          14,480                 13,019             17,421            146,477
Capital expenditure.............           105,171          15,559                 20,509             29,747            170,986


                                                            As of / for the year ended December 31, 1999
                                    -------------------------------------------------------------------------------------------
                                       Business                        Optical and other       Corporate and
                                       machines         Cameras             products            eliminations       Consolidated
                                    -------------     ------------     -----------------      --------------      -------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,163,931    Yen  277,349           Yen  180,985                 --     Yen  2,622,265
      Intersegment..............                --              --                 79,413      Yen   (79,413)                --
                                    --------------    ------------           ------------      -------------     --------------
      Total.....................         2,163,931         277,349                260,398            (79,413)         2,622,265
                                    --------------    ------------           ------------      -------------     --------------
Operating cost and expenses.....         1,902,053         258,382                273,631             12,143          2,446,209
                                    --------------    ------------           ------------      -------------     --------------
Operating profit................    Yen    261,878    Yen   18,967           Yen  (13,233)     Yen   (91,556)    Yen    176,056
                                    ==============    ============           ============      =============     ==============
Assets..........................    Yen  1,256,667    Yen  155,204           Yen  252,071      Yen   923,590     Yen  2,587,532
Depreciation and amortization...           114,451          12,285                 12,860             18,515            158,111
Capital expenditure.............           143,269          12,880                 17,856             26,381            200,386

Notes:

(1) General corporate expenses of Yen117,440 million in fiscal 2000 and Yen91,540 million in fiscal 1999 are included in "Corporate and eliminations."

(2) Corporate assets of Yen968,590 million in fiscal 2000 and Yen923,863 million in fiscal 1999 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

      The following table provides segment information by region:

                                                       As of / for the year ended December 31, 2000
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations       Consolidated
                                    --------------   -------------  -------------  ------------   -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    860,702    Yen  933,778   Yen  764,206   Yen  222,617               --     Yen  2,781,303
         Intersegment........            1,345,983          11,748          3,782        246,024   Yen  (1,607,537)              --
                                    --------------    ------------   ------------   ------------   ---------------    --------------
         Total...............            2,206,685         945,526        767,988        468,641        (1,607,537)        2,781,303
Operating cost and expenses..            1,886,606         915,723        752,271        457,779        (1,477,075)        2,535,304
                                    --------------    ------------   ------------   ------------   ---------------    --------------
Operating profit.............       Yen    320,079    Yen   29,803   Yen   15,717   Yen   10,862   Yen    (130,462)   Yen    245,999
                                    ==============    ============   ============   ============   ===============    ==============

Assets.......................       Yen  1,482,335    Yen  353,919   Yen  407,258   Yen  158,729   Yen     429,884    Yen  2,832,125

                                                       As of / for the year ended December 31, 1999
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations       Consolidated
                                    --------------   -------------  -------------  ------------   -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    791,399    Yen  912,676   Yen  736,570   Yen  181,620               --     Yen  2,622,265
         Intersegment........            1,205,021          14,468          3,645        179,527   Yen  (1,402,661)              --
                                    --------------    ------------   ------------   ------------   ---------------    --------------
         Total...............            1,996,420         927,144        740,215        361,147        (1,402,661)        2,622,265
Operating cost and expenses..            1,791,871         898,900        727,215        350,482        (1,322,259)        2,446,209
                                    --------------    ------------   ------------   ------------   ---------------    --------------
Operating profit.............       Yen    204,549    Yen   28,244   Yen   13,000   Yen   10,665   Yen     (80,402)   Yen    176,056
                                    ==============    ============   ============   ============   ===============    ==============

Assets.......................       Yen  1,328,376    Yen  298,624   Yen  338,630   Yen  138,251   Yen     483,651    Yen  2,587,532

----------
Notes:

(1) General corporate expenses of Yen117,440 million in fiscal 2000 and Yen91,540 million in fiscal 1999 are included in "Corporate and eliminations."

(2) Corporate assets of Yen968,590 million in fiscal 2000 and Yen923,863 million in fiscal 1999 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

(3) Segment information by region is determined by the location of the company (Canon or its subsidiary).

          Operating profit for business machines increased Yen56,296 million to Yen318,174 million in fiscal 2000 from Yen261,878 million in fiscal 1999 mainly due to increased sales of computer peripherals and improvements in our operating profit ratio, reflecting successful efforts to reduce production costs and selling expenses.

          Operating profit for cameras increased Yen14,199 million to Yen33,166 million in fiscal 2000 from Yen18,967 million in fiscal 1999, reflecting improved profitability and strong sales of digital cameras and digital video camcorders.

          Operating profit for optical and other products increased to Yen12,013 million in fiscal 2000 compared with an operating loss of Yen13,233 in fiscal 1999. The improvement was mainly attributable to increased sales of semiconductor production equipment.

          Income before income taxes increased 45.6% to Yen227,196 million in fiscal 2000 from Yen156,072 million in fiscal 1999. Income before income taxes was 8.2% of net sales in fiscal 2000.

     Net of non-operating expenses decreased to Yen18,803 million in fiscal 2000 from Yen19,984 million in fiscal 1999, primarily due to a decrease in net interest expenses and an increase in equity earnings of affiliates, partially offset by an increase in foreign exchange losses. Net interest expenses decreased to Yen3,590 million in fiscal 2000 from Yen10,134 million in fiscal 1999, primarily due to a decrease in short-term borrowings. The equity earnings of affiliated companies increased to Yen10,817 million in fiscal 2000 compared to an equity loss of Yen2,848 million in fiscal 1999. In comparison, foreign exchange losses increased to Yen20,195 million in fiscal 2000 from Yen3,387 million in fiscal 1999.

     Net income increased 90.9% to Yen134,088 million in fiscal 2000 from Yen70,234 million in fiscal 1999. Net income in fiscal 2000 represented a 4.8% return on net sales. The effective rate of income taxes declined by 15.4% to 38.4% in fiscal 2000. The decrease was largely attributable to a reduction of Japanese normal income tax rates of 5% and its effect on net deferred tax assets.

     Fiscal 1999 compared with fiscal 1998

     Summarized results of operations for fiscal 1999 and fiscal 1998 are as follows:

                                     1999         Change            1998
                             ---------------     -------     ---------------
                                       (Million of yen except per share
                                         amounts and percentage data)

Net sales .................. Yen   2,622,265      - 7.2%     Yen   2,826,269
Operating profit ...........         176,056      -32.5              260,778
Income before income taxes..         156,072      -34.8              239,513
Net income .................          70,234      -35.9              109,569

Net income per share:
      Basic ................           80.66      -36.0               126.10
      Diluted ..............           79.50      -35.9               123.93

----------
Note: See note of Item 3A "Selected Financial Data".

     Sales

     In fiscal 1999, the Asian economy displayed signs of recovery from the previous year, while the economies in the United States and Europe remained solid. The approximate average exchange rate of the yen to the U.S. dollar was Yen113 and to the euro was Yen120. These exchange rates reflect increases of 15% and 20%, respectively, from fiscal 1998.

     Canon's sales by product group are summarized as follows:

                                  1999             Change           1998
                              -------------      ----------   -------------
                                   (Million of yen except percentage data)
Business machines:
      Copying machines.....   Yen   842,082        -   6.1%   Yen   896,641
      Computer peripherals.         965,499        -   9.3        1,064,304
      Business systems.....         356,350        -  10.3          397,272
                              -------------        --------   -------------
    Total business machines       2,163,931        -   8.2        2,358,217
                              -------------        --------   -------------
Cameras....................         277,349        +   3.6          267,636
Optical and other products.         180,985        -   9.7          200,416
                              -------------        --------   -------------
      Total................   Yen 2,622,265        -   7.2%   Yen 2,826,269
                              =============        ========   =============

     Sales of business machines constituted 82.5% of consolidated net sales in fiscal 1999. Sales of business machines decreased 8.2% to Yen2,163,931 million in fiscal 1999 from Yen2,358,217 million in fiscal 1998.

     Sales of copying machines decreased 6.1% to Yen842,082 million in fiscal 1999 from Yen896,641 million in fiscal 1998. Although copying machine sales grew on a local currency basis, a strong yen led to a decrease in these sales on a consolidated basis. Sales of digital machines showed significant growth in all regions, particularly in the Americas and Europe. Color copying machines performed well in most regions. In comparison, sales of analog machines decreased as buyers shifted toward digital products.

     Sales of computer peripherals decreased 9.3% to Yen965,499 million in fiscal 1999 from Yen1,064,304 million in fiscal 1998. Laser beam printer sales decreased mainly because the release of several new products in late 1998 temporarily reduced overall demand in fiscal 1999 while consumables continued to grow steadily. New bubble jet printers released in the Japanese market were well received but overseas sales decreased due to severe price competition. The new compact scanner released during the period sold well.

     Sales of business systems decreased 10.3% to Yen356,350 million in fiscal 1999 from Yen397,272 million in fiscal 1998. Sales of faxes, especially in multifunction faxes, declined due to severe price competition.

     Sales of cameras increased 3.6% to Yen277,349 million in fiscal 1999 from Yen267,636 in fiscal 1998, owing mainly to the introduction of new digital cameras and digital video camcorders. Sales of 35mm and APS cameras decreased due to the appreciation of the yen. Camera sales accounted for 10.6% of net sales.

     Sales of optical and other products decreased 9.7% to Yen180,985 million in fiscal 1999 from Yen200,416 in fiscal 1998. Stepper-related sales were negatively impacted by restricted capital investment by semiconductor manufacturers that was caused by the sluggish semiconductor market through the first half of fiscal 1999. Optical and other products sales contributed 6.9% to net sales.

     A regional analysis indicates that net sales in fiscal 1999 decreased in Japan, the Americas and Europe, but increased elsewhere when compared to net sales in fiscal 1998. The net sales decline in the Americas and Europe was mainly attributable to the appreciation of the yen.

     A summary of net sales by region of destination is provided below:

                     1999                   Change             1998
                  -------------           ----------      -------------
                         (Million of yen except percentage data)

Japan.......      Yen   755,704            -    0.8%      Yen   761,776
Americas....            913,377            -    9.2           1,005,648
Europe......            741,657            -   12.8             850,226
Others......            211,527            +    1.4             208,619
                  -------------            ---------      -------------
 Total......      Yen 2,622,265            -    7.2%      Yen 2,826,269
                  =============            =========      =============

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit decreased 32.5% to Yen176,056 million in fiscal 1999 from Yen260,778 million in fiscal 1998. Operating profit constituted 6.7% of net sales in fiscal 1999.

     The appreciation of the yen adversely affected net sales by approximately Yen300,000 million in fiscal 1999. The appreciation of the yen lowered gross profit ratio (gross profit to net sales) by approximately 4.5% including positive effects on the overseas production and the use of local parts suppliers. On the other hand, successful Canon's efforts aimed at reducing production costs and increasing sales of high-value-added products favorably affected the gross profit ratio. As a result, the gross profit ratio to net sales was 42.9% in fiscal 1999 as compared to 44.5% in fiscal 1998.

     Selling, general and administrative expenses decreased 4.8% to Yen948,269 million in fiscal 1999 from Yen996,294 million in fiscal 1998. Selling, general and administrative expense constituted 36.2% of net sales in fiscal 1999, an increase of 0.9% from fiscal 1998. The decrease was mainly attributable to Canon's efforts to reduce selling expenses, such as advertising and sales promotions. R&D expenditures during fiscal 1999 slightly increased by 0.5% to Yen177,922 million in fiscal 1999 from Yen176,967 million in fiscal 1998. R&D expenditures constituted 6.8% of net sales in fiscal 1999.

     The disclosures of segment information by product as required in Japan as of and for the years ended December 31, 1999 and 1998 and of segment information by region as required in Japan as of and for the years ended December 31, 1999 and 1998 are provided below.

     The following table provides segment information by product:

                                                            As of / for the year ended December 31, 1999
                                       -------------------------------------------------------------------------------------
                                       Business                          Optical and        Corporate and
                                       machines         Cameras        other products        eliminations       Consolidated
                                       --------         -------        --------------        ------------       ------------
                                                                        (Millions of yen)
Net sales:
 Unaffiliated customers.........    Yen  2,163,931    Yen  277,349        Yen  180,985                         Yen  2,622,265
 Intersegment...................                -                -              79,413        Yen  (79,413)                 -
                                    --------------    ------------        ------------        ------------     --------------
   Total........................         2,163,931         277,349             260,398             (79,413)         2,622,265
                                    --------------    ------------        ------------        ------------     --------------
Operating cost and expenses.....         1,902,053         258,382             273,631              12,143          2,446,209
                                    --------------    ------------        ------------        ------------     --------------
Operating profit................    Yen    261,878    Yen   18,967        Yen  (13,233)       Yen  (91,556)    Yen    176,056
                                    ==============    ============        ============        ============     ==============
Assets..........................    Yen  1,256,667    Yen  155,204        Yen  252,071        Yen  923,590     Yen  2,587,532
Depreciation and amortization...           114,451          12,285              12,860              18,515            158,111
Capital expenditure.............           143,269          12,880              17,856              26,381            200,386

                                                          As of / for the year ended December 31, 1998
                                       -------------------------------------------------------------------------------------
                                       Business                          Optical and        Corporate and
                                       machines         Cameras        other products        eliminations       Consolidated
                                       --------         -------        --------------        ------------       ------------
                                                                        (Millions of yen)
Net sales:
 Unaffiliated customers.........    Yen  2,358,217    Yen  267,636        Yen  200,416                         Yen 2,826,269
 Intersegment...................                 -               -              80,179        Yen (80,179)                 -
                                    --------------    ------------        ------------        ------------     --------------
   Total........................         2,358,217         267,636             280,595            (80,179)         2,826,269
                                    --------------    ------------        ------------        ------------     --------------
Operating cost and expenses.....         2,041,532         240,429             275,946              7,584          2,565,491
                                    --------------    ------------        ------------        ------------     --------------
Operating profit................    Yen    316,685    Yen   27,207        Yen    4,649        Yen (87,763)     Yen   260,778
                                    ==============    ============        ============        ============     ==============
Assets..........................    Yen  1,438,218    Yen  159,896        Yen  239,884        Yen 890,331      Yen 2,728,329
Depreciation and amortization...           117,179          11,695               9,925             22,988            161,787
Capital expenditure.............           149,072          14,019              17,296             41,014            221,401

----------
Notes:

(1) General corporate expenses of Yen91,540 million in fiscal 1999 and Yen88,064 million in fiscal 1998 are included in "Corporate and eliminations."

(2) Corporate assets of Yen923,863 million in fiscal 2000 and Yen892,863 million in fiscal 1999 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

     The following table provides segment information by region:


                                                      As of / for the year ended December 31, 1999
                               ------------------------------------------------------------------------------------------
                                                                                            Corporate
                                                                                               and
                                   Japan         Americas       Europe        Others       eliminations     Consolidated
                               ------------- -------------  ------------  -----------   ----------------   --------------
                                                                   (Millions of yen)
Net sales:
   Unaffiliated customers...   Yen   791,399   Yen  912,676  Yen  736,570  Yen  181,620                -    Yen 2,622,265
   Intersegment.............       1,205,021         14,468         3,645       179,527  Yen  (1,402,661)               -
                               -------------   ------------  ------------  ------------  ---------------    -------------
     Total..................       1,996,420        927,144       740,215       361,147       (1,402,661)       2,622,265
Operating cost and expenses.       1,791,871        898,900       727,215       350,482       (1,322,259)       2,446,209
                               -------------   ------------  ------------  ------------  ---- ----------    -------------
Operating profit............   Yen   204,549   Yen   28,244  Yen   13,000  Yen   10,665  Yen     (80,402)   Yen   176,056
                               =============   ============  ============  ============  ===============    =============

Assets......................   Yen 1,328,376   Yen  298,624  Yen  338,630  Yen  138,251  Yen     483,651    Yen 2,587,532

                                                      As of / for the year ended December 31, 1998
                               ------------------------------------------------------------------------------------------
                                                                                            Corporate
                                                                                               and
                                   Japan         Americas       Europe        Others       eliminations     Consolidated
                               ------------- -------------  ------------  -----------   ----------------   --------------
                                                                   (Millions of yen)
Net sales:
   Unaffiliated customers...   Yen   796,406  Yen 1,003,683  Yen  841,400  Yen  184,780                     Yen 2,826,269
   Intersegment.............       1,312,405         21,523         3,126       198,702  Yen  (1,535,756)
                               -------------  --------------  ------------  ------------ ---------------    -------------
     Total..................       2,108,811      1,025,206       844,526       383,482       (1,535,756)       2,826,269
Operating cost and expenses.       1,831,816      1,002,166       820,257       370,036       (1,458,784)       2,565,491
                               -------------  -------------  ------------  ------------  ---------------    -------------
Operating profit............   Yen   276,995  Yen    23,040  Yen   24,269  Yen   13,446  Yen     (76,972)   Yen   260,778
                               =============  =============  ============  ============  ===============    =============

Assets......................   Yen 1,384,473  Yen   328,634  Yen  391,354  Yen  136,843  Yen     487,025    Yen 2,728,329

----------
Notes:

(1) General corporate expenses of Yen91,540 million in fiscal 1999 and Yen88,064 million in fiscal 1998 are included in "Corporate and eliminations."

(2) Corporate assets of Yen923,863 million in fiscal 1999 and Yen892,863 million in fiscal 1998 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

(3) Segment information by region is determined by the location of the company (Canon or its subsidiary).

     Operating profit for business machines decreased by Yen54,807 million to Yen261,878 million in fiscal 1999 compared to Yen316,685 million in fiscal 1998. This decrease mainly reflected the decline of the gross profit ratio reflecting the appreciation of the yen. The operating profit ratio also decreased by 1.3% to 12.1% from 13.4% in fiscal 1998.

     Operating profit for cameras decreased by Yen8,240 million to Yen18,967 million in fiscal 1999 compared to Yen27,207 million in fiscal 1998. The strong yen reduced the gross profit ratio from cameras and the operating profit ratio also declined 3.4% to 6.8% from 10.2% in fiscal 1998.

     Operating profit for optical and other products in fiscal 1999 decreased by Yen17,882 million to an operating loss of Yen13,233 million from an operating profit of Yen4,649 million in fiscal 1998, mainly attributable to the semiconductor market decline.

     Income before income taxes decreased 34.8% to Yen156,072 million in fiscal 1999 from Yen239,513 million in fiscal 1998. Income before income taxes was 6.0% of net sales in fiscal 1999.

     Interest expenses decreased to Yen20,356 million in fiscal 1999 from Yen28,881 million in fiscal 1998 mainly due to a reduction in short-term borrowings. The loss attributable to equity in earnings of affiliated companies decreased to Yen2,848 million in fiscal 1999 compared to Yen5,238 million in fiscal 1998, primary due to the recovery of a semiconductor-related affiliated company.

     Foreign exchange losses of Yen3,387 million were recorded in fiscal 1999 compared to foreign exchange gains of Yen1,189 million in fiscal 1998.

     Net income in fiscal 1999 decreased 35.9% to Yen70,234 million from Yen109,569 million in fiscal 1998. Net income represented a 2.7% return on sales. While Japanese normal income tax rates declined 4% to 47% in fiscal 1999 from 51% in fiscal 1998, our ratio of income taxes to income before income taxes rose 2.1% to 53.8% in fiscal 1999 from 51.7% in fiscal 1998, primarily due to the effect of changing Japanese income tax rates on net deferred tax assets.

     Foreign operations and foreign currency transactions

     Canon's sales are made by subsidiaries in each region in local currencies, while the cost of goods sold are generally in yen. Given Canon's current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

     Net income from foreign operation sales is usually lower than net income from domestic operation sales because foreign operations consist mainly of marketing activities. Net income from foreign operation sales in fiscal 2000, 1999 and 1998 were 2.0%, 1.8% and 2.1%, respectively. This compares with 4.8%, 2.7% and 3.9% on total operations for such years, respectively.

     B. Liquidity and capital resources

Liquidity

     Cash and cash equivalents increased Yen13,509 million to Yen493,962 million in fiscal 2000 from Yen480,453 million in fiscal 1999. Net cash provided by operating activities increased to Yen346,616 million in fiscal 2000 from Yen308,917 million in fiscal 1999. This increase is attributable mainly to the increase in net income. Depreciation declined, reflecting lower capital expenditures.

     Improvements in production methods and the completion of projects to enhance facilities also allowed us to hold capital expenditure to less than the previous year. We used Yen212,804 million of cash in investing activities in fiscal 2000, compared with Yen200,982 million in fiscal 1999.

     Net cash used in financing activities in fiscal 2000 came to Yen100,597 million, reflecting substantial debt repayment efforts to improve our financial structure.

Capital resources

     Capital expenditure amounted to Yen170,986 million in fiscal 2000 compared with Yen200,386 million in fiscal 1999. Capital expenditure in fiscal 2000 were down from fiscal 1999, owing mainly to improvements in production methods and the completion of investment projects for base equipment and facilities. In fiscal 2000, major capital expenditure included the expansion and maintenance of existing production facilities, construction of a new plant for consumables and construction of new corporate headquarters and sales offices. Funds required for investments have mainly been generated internally from operations.

     At December 31, 2000, Canon had outstanding commitments of approximately Yen51,656 million to purchase property, plant and equipment. Such property, plant and equipment will be purchased for use in the ordinary course of our business. We anticipate that funds needed to fulfill these commitments will be generated internally through operations.

     Working capital increased Yen86,879 million to Yen696,609 million in fiscal 2000 from Yen609,730 million in fiscal 1999. The increase is primarily attributable to the increase of inventories and trade receivables caused by growing sales. Canon believes its working capital is sufficient for its present requirements.

     The working capital ratio (current assets to current liabilities) was 1.71 in fiscal 2000, compared with 1.70 in fiscal 1999.

     Return on assets rose to 4.9% in fiscal 2000 from 2.6% in fiscal 1999. Return on stockholders' equity also rose to 10.7% in fiscal 2000 from 6.0% in fiscal 1999.

     The debt ratio (total debt to total assets) declined to 13.8% in fiscal 2000 from 17.9% in fiscal 1999, mostly due to active efforts to repay debt.

     For a discussion of financial instruments, see Note 18 "Disclosures about the Fair Value of Financial Instruments" in Item 17 "Financial Statements".

     C. Research and development, patents and licenses, etc.

     Research and development (R&D) is an important aspect of Canon's operations. Canon believes that the competitiveness and superiority of its products can be attributed primarily to its research and development activities.

     Canon employs approximately 7,000 R&D engineers and scientists who are involved in the fields of precision mechanics, electronics, optics, applied physics and organic and inorganic chemistry. Canon had research and development expenditures of Yen194,552 million in fiscal 2000, Yen177,922 million in fiscal 1999 and Yen176,967 million in fiscal 1998. Canon's strategy emphasizes the application of advanced technologies to competitive new products, the improvement of manufacturing techniques and the support of basic research for the future.

     Canon's R&D activities are conducted at five primary centers: the Core Technology Development Headquarters (where component engineering and base technology R&D, such as in new materials, nanotechnology, and production engineering is conducted); Platform Technology Development Headquarters (where platform technologies for digital network device R&D is conducted); Display Development Headquarters (where display devices R&D is conducted); Internet Business Development Headquarters (where new business based on internet technology R&D is conducted); Ecology Research Center (where solar cell battery R&D is conducted). In addition, Canon maintains R&D centers for each of its product divisions.

     Canon generates a significant number of patented innovations every year. The ownership of patents is important to Canon, but Canon does not believe that the expiration of any single patent or group of related patents will materially affect its business.

     D. Trend information

New Accounting Standards

     In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale. EITF 00-14 applies to periods beginning after December 15, 2001, although earlier adoption is encouraged.

     In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 ("EITF 00-22"), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF 00-22 addresses accounting and reporting standards for sales incentives such as loyalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period. The income statement display requirements related to the portion of EITF 00-22 for which a final consensus has been reached should be applied no later than the fiscal quarter ending after February 15, 2001.

     Canon will adopt EITF 00-14 and the income statement display requirements of EITF 00-22 in the year ending December 31, 2001. The adoption of the recognition standards for liabilities of EITF 00-14 does not have a material effect on Canon's consolidated financial position or results of operations. The adoption in 2001 of the income statement display requirements of EITF 00-14 and 00-22 will result in a reduction in reported sales for the years ended December 31, 2000 of Yen84,883 million and a corresponding decrease in selling, general and administrative expenses, with no effect on net income, as a result of reclassifications of prior year's consolidated financial statements for comparative purposes. The effect on sales for the years ended December 31,1999 and 1998 have not yet been determined.

Looking forward

     Canon believes an economic recovery in the United States before the second half of fiscal 2001 is unlikely. Canon expects that IT-related activity will stimulate the global economy and beneficially affect Canon's growth. Canon anticipates expanding internet use and advancing wireless communication technologies will drive the multimedia society, creating diverse new businesses and products, and widening opportunities for growth. Canon believes the IT revolution and globalization will continue to eliminate market borders and intensify competition. Within the semiconductor production equipment market, restrained capital investment by semiconductor manufacturers is likely to lead to a rapid drop in orders. As nearly 70% of Canon's products are marketed overseas, and a large portion of these products are manufactured at plants in Japan, further appreciation of the yen will have a negative impact on Canon's operating results.

     Canon intends to commence Phase II of its Excellent Global Corporation Plan. This plan focuses management resources in the digital photo, digital office and semiconductor production equipment businesses. Canon intends to strategically reinforce its position in these businesses. Canon intends to work to develop key components and devices including optical devices, photosensitive devices, semiconductor devices and software. These components and devices form the core competency of the Group's digital imaging technologies. Canon also intends to shift production within the Canon Group. In addition Canon intends to continue working to expand its solution businesses in marketing activities.

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2001 and their respective business experience are listed below.

----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------      ----------------------------------------------
Fujio Mitarai       President & C.E.O.                                  4/1961      Joined the company
 (Sept. 23, 1935)                                                       1/1979      President of Canon U.S.A., Inc.
                                                                        3/1981      Director
                                                                        3/1985      Managing Director
                                                                        1/1989      In charge of HQ administration
                                                                        3/1989      Senior Managing Director
                                                                        3/1993      Executive Vice President
                                                                        9/1995      President & C.E.O.*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Ichiro Endo         Senior Managing Director                            4/1964      Joined the company
   (Jan. 2, 1941)   (Technology Management HQ)                          1/1989      Group Executive of Research &
                    (Display Development HQ)                                          Development HQ
                                                                        3/1989      Director
                                                                        3/1995      Managing Director
                                                                        4/1995      Chief Executive of Office Imaging Products HQ
                                                                        4/1996      Group Executive of Product Development HQ
                                                                        3/1999      Senior Managing Director*
                                                                        7/1999      Group Executive of Platform Technology
                                                                                      Development HQ/Group Executive of Display
                                                                                      Development HQ*
                                                                        1/2000      Group Executive of Technology Management HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Yukio Yamashita     Senior Managing Director                            3/1962      Joined the company
   (May 15, 1939)   (Human  Resource  Management                        8/1980      President of Canon (U.K.) Ltd.
                    & Organization HQ)                                  3/1991      Director
                                                                        1/1996      Group Executive of Human Resource
                                                                                      Management & Organization HQ*
                                                                        3/1997      Managing Director
                                                                        3/1999      Senior Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Toshizo Tanaka      Senior Managing Director                            4/1964      Joined the company
   (Oct. 8, 1940)   (Finance & Accounting HQ)                           1/1992      Deputy Group Executive of Finance &
                                                                                      Accounting HQ
                                                                        3/1995      Director
                                                                        4/1995      Group Executive of Finance & Accounting HQ*
                                                                        3/1997      Managing Director
                                                                        3/2001      Senior Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------      ----------------------------------------------
Takashi Saito       Managing Director                                   4/1967      Joined the company
  (Apr. 15, 1941)   (Internet Business Promotion HQ)                    1/1991      Deputy Chief Executive of Peripheral
                                                                                      Products HQ
                                                                        3/1991      Director
                                                                        4/1991      Deputy Group Executive of Computer &
                                                                                      Information Systems Operations HQ
                                                                       10/1991      Group Executive of B Products Operations HQ
                                                                        1/1993      Group Executive of BJ products HQ
                                                                        3/1996      Managing Director*
                                                                        7/1999      Group Executive of BJ Printer Products
                                                                                      Business Group/ In charge of promotion
                                                                                      of digital home business
                                                                        1/2000      Group Executive of Internet Business
                                                                                      Development HQ
                                                                        1/2001      Group Executive of Internet Business
                                                                                      Promotion HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Yusuke Emura        Managing Director                                   4/1967      Joined the company
  (Nov. 30, 1944)   (Production Management HQ)                          1/1989      Toride plant manager
                                                                        3/1993      Director
                                                                        4/1994      Ami plant manager
                                                                        4/1995      Deputy Chief Executive of Office Imaging
                                                                                      Products HQ
                                                                        4/1996      Chief Executive of Office Imaging Products HQ
                                                                        3/1999      Managing Director*
                                                                        4/1999      Group Executive of Production Management HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Kinya Uchida        Managing Director                                   4/1963      Joined the company
  (Nov. 21, 1938)                                                       6/1987      President of Canon Singapore Pte. Ltd.
                                                                        3/1995      Director
                                                                        4/1995      President of Canon France S.A.
                                                                        3/1999      Managing Director*
                                                                        4/1999      President of Canon U.S.A., Inc.*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Akira Tajima        Managing Director                                   4/1964      Joined the company
   (Dec. 8, 1940)   (Optical Products HQ)                               7/1989      Deputy Chief Executive of Camera Operations HQ
                                                                        3/1995      Director
                                                                        4/1995      Chief Executive of Camera Operations HQ
                                                                        3/1999      Managing Director*
                                                                        4/1999      Chief Executive of Optical Products HQ*/
                                                                                      Group Executive of Semiconductor Production
                                                                                      Equipment Group
                                                                        7/1999      In charge of promotion of digital industry
                                                                                      business*
-----------------   ------------------------------------          --------------    ----------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------      ----------------------------------------------
Nobuyoshi Tanaka    Managing Director                                   4/1970      Joined the company
  (Dec. 23, 1945)   (Corporate Intellectual                             1/1991      Senior General Manager of Semiconductor
                      Property & Legal HQ)                                            Production Equipment Development Center
                                                                        3/1993      Director
                                                                        4/1993      Chief Executive of Optical Products HQ
                                                                        4/1999      Group Executive of Corporate Intellectual
                                                                                      Property & Legal HQ*
                                                                        3/2001      Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Tsuneji Uchida      Managing Director                                   4/1965      Joined the company
  (Oct. 30, 1941)   (Image Communication Products                       4/1995      Group Executive of Lens Products Group
                    Operations HQ)                                      3/1997      Director
                                                                        4/1997      Deputy Chief Executive of Camera Operations HQ/
                                                                                      Group Executive of Photo Products Group
                                                                        4/1999      Chief Executive of Camera Operations HQ
                                                                        7/1999      In charge of promotion of digital photo
                                                                                      business
                                                                        1/2000      In charge of promotion of digital photo home
                                                                                      business
                                                                        1/2001      Chief Executive of Image Communications
                                                                                      Products HQ*
                                                                        3/2001      Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Junji Ichikawa      Managing Director                                   4/1965      Joined Shiba Electronics Co., Ltd.
   (Feb. 9, 1943)   (Peripheral Products HQ)                            1/1970      Joined the company
                                                                        4/1994      Group Executive of Peripheral Group 1
                                                                        3/1997      Director
                                                                        4/1997      Deputy Chief Executive of Peripheral Products
                                                                                      HQ
                                                                        4/2000      Chief Executive of Peripheral Products HQ*
                                                                        3/2001      Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Hajime Tsuruoka     Managing Director                                   3/1970      Joined Meiji Seika Kaisha Ltd.
   (July 9, 1943)                                                      11/1973      Joined the company
                                                                        4/1995      President of Canon Italia S.p.A.
                                                                        3/1997      Director
                                                                       10/1997      President of Canon Deutschland GmbH
                                                                        3/1999      President of Canon Europa N.V.*
                                                                        3/2001      Managing Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------      ----------------------------------------------
Toru Takahashi      Director                                            3/1966      Joined the company
 (Sept. 11, 1942)                                                       1/1991      Deputy Chief Executive of Copying Machine
                                                                                      Operations/Deputy Chief Executive of Image
                                                                                      Systems Operations
                                                                        3/1991      Director*
                                                                        5/1992      Group Executive of Products Technology
                                                                                      Development HQ
                                                                        1/1993      Deputy Group Executive of Component
                                                                                      Development Operations HQ
                                                                        4/1995      Group Executive of Research & Development HQ
                                                                        7/1999      Executive Vice President of Canon U.S.A., Inc.*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Muneo Adachi        Director                                            4/1967      Joined the company
  (Mar. 13, 1943)   (New Business HQ)                                   4/1996      Deputy Group Executive of Product
                                                                                      Development HQ
                                                                        3/1997      Director*
                                                                        7/1999      Group Executive of New Business HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Teruomi Takahashi   Director                                            9/1971      Joined the company
  (Jun. 10, 1943)   (I-Printing Products HQ)                            4/1996      Deputy Chief Executive of Chemical Products HQ
                                                                        3/1999      Director*
                                                                        4/1999      Chief Executive of Chemical Products HQ
                                                                        2/2001      Chief Executive of I-Printing Products HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Hironori Yamamoto   Director                                            4/1969      Joined the company
  (Dec. 23, 1943)    (Core Technology Development HQ)                   1/1998      Deputy Group Executive of Production
                                                                                      Management HQ
                                                                        3/1999      Director*
                                                                        7/1999      Group Executive of Core Technology Development
                                                                                      HQ*/Deputy Group Executive of Display
                                                                                      Development HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Akiyoshi Moroe      Director                                            4/1968      Joined the company
 (Sept. 28, 1944)   (General Affairs HQ)                                7/1996      Deputy Group of Executive of Human Resource
                    (Information and Communications                                   Management & Organization HQ
                    Systems HQ)                                         3/1999      Director*
                                                                        4/1999      Group Executive of General Affairs HQ*
                                                                       10/2000      Group Executive of Information & Communications
                                                                                      Systems HQ*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Kunio Watanabe      Director                                            4/1969      Joined the company
   (Oct. 3, 1944)  (Corporate Strategy & Development HQ)                4/1995      Group Executive of Corporate Strategy and
                                                                                      Development HQ*
                                                                        3/1999      Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Ikuo Soma           Director                                            4/1970      Joined the company
   (Aug. 4, 1946)   (Office Imaging Products HQ)                        1/1997      Group Executive of Office Imaging Products
                                                                                      Group 1
                                                                        3/1999      Director*
                                                                        4/1999      Chief Executive of Office Imaging Products HQ*
                                                                                      /Group Executive of Office Imaging Products
                                                                                      Group 2*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Yoroku Adachi       Director                                            4/1970      Joined the company
  (Jan. 11, 1948)                                                       3/2001      Chairman of Canon Singapore Pte. Ltd.*
                                                                                      Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------      ----------------------------------------------
Yasuo Mitsuhashi    Director                                            4/1974      Joined the company
   (Nov. 23 1949)   (Chemical Products HQ)                              2/2001      Chief Executive of Chemical Products HQ*
                                                                        3/2001      Director*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Kohtaro Miyagi      Corporate Auditor                                   4/1964      Joined the company
  (Jun. 17, 1940)                                                       3/1991      President of Canon Australia Pty. Ltd.
                                                                        3/1995      Director
                                                                        4/1995      President of Canon Singapore Pte. Ltd.
                                                                        3/2001      Corporate Auditor*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Masaharu Aono       Corporate Auditor                                   4/1963      Joined the company
   (Nov. 5, 1940)                                                       3/1995      Senior Managing Director of Canon
                                                                                      Chemicals Inc.
                                                                        3/2001      Corporate Auditor*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Tadashi Ohe         Corporate Auditor                                   4/1969      Registration as a lawyer*
   (May 20, 1944)                                                       4/1989      Instructor of Judicial Training Institution
                                                                        3/1994      Corporate Auditor*
-----------------   ------------------------------------        --------------      ----------------------------------------------
Tetsuo Yoshizawa    Corporate Auditor                                   4/1968      Joined Dai-Ichi Mutual Life Insurance Co.
  (Sept. 5, 1945)                                                       4/1991      General Manager of Investment Planning
                                                                                      Division
                                                                        4/1992      General Manager Osaka of General Corporate
                                                                                      Group III
                                                                        4/1995      General Manager of Financing Corporate
                                                                                      Division
                                                                        3/1998      Corporate Auditor*


     Directors and corporate auditors are elected at the annual meeting of shareholders for a two-year and three-year term of office, respectively, and may serve any number of consecutive terms. The current term of all directors expires in March 2003, and the current term of all corporate auditors expires in March 2004, except Mr. Tadashi Ohe whose term expires in March 2002.

     There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with such director's or corporate director's selection.

     B. Compensation

          (a) In the fiscal year ended December 31, 2000, the company paid approximately Yen1,189 million, in total to Directors and corporate auditors. This amount includes bonuses but does not include retirement allowances.

          (b) Directors and corporate auditors are not covered by the Company's retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement allowance, subject to shareholder approval.

     The Company does not have a stock option plan for directors, corporate auditors or any other employees.

     C. Board practices

        See Item 6A "Directors and senior management".

     D. Employees

     Following table lists the number of Canon full-time employees as of December 31, 2000, 1999 and 1998.


                               Total     Japan     Americas    Europe    Others
                               -----     -----     --------    ------    ------
December 31, 2000
Business machines..........    58,697    25,788       9,328    10,644    12,937
Cameras....................    12,708     3,706         746       892     7,364
Optical and other products.    11,068     7,783       1,351       875     1,059
Corporate..................     4,200     3,800         145       106       149
                               ------    ------      ------    ------    ------
Total......................    86,673    41,077      11,570    12,517    21,509
                               ======    ======      ======    ======    ======

December 31, 1999*
Total......................    81,009

December 31, 1998*
Total......................    79,799

----------
*  Segment information for 1999 and 1998 is not available.


     There was an increase of approximately 5,600 employees as of the end of fiscal 2000 compared to the end of fiscal 1999. This increase is due to several factors, including primarily:

     o Increased consolidation in fiscal 2000, compared to fiscal 1999, including Nisca Co.; and

     o A natural increase, especially in the Asian region, to accommodate increasing production.

     Canon had approximately 21,500 temporary employees as of December 31, 2000. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.

     Each of Canon and its subsidiaries has its own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between the Company and the labor union is good.

     E. Share ownership

     The following table lists the number of shares owned by the directors and corporate auditors of the company as of March 31, 2001. The total number is 224,164 as shown below, and this number constituted 0.03% of all outstanding shares.

Name                      Position                        Number of shares
----                      --------                        ----------------
Fujio Mitarai.........    President & C.E.O.                   55,348
Ichiro Endo...........    Senior Managing Director             14,378
Yukio Yamashita.......    Senior Managing Director             10,000
Toshizo Tanaka........    Senior Managing Director             10,608
Takashi Saito.........    Managing Director                    21,544
Yusuke Emura..........    Managing Director                     9,613
Kinya Uchida..........    Managing Director                    11,535
Akira Tajima..........    Managing Director                    11,435
Nobuyoshi Tanaka......    Managing Director                     7,435
Tsuneji Uchida........    Managing Director                     3,200
Junji Ichikawa........    Managing Director                     5,871
Hajime Tsurouoka......    Managing Director                     3,435
Toru Takahashi........    Director                             12,378
Muneo Adachi..........    Director                              3,075
Teruomi Takahashi.....    Director                              4,871
Hironori Yamamoto.....    Director                              1,000
Akiyoshi Moroe........    Director                              7,735
Kunio Watanabe........    Director                              3,435
Ikuo Soma.............    Director                              2,250
Yoroku Adachi.........    Director                              3,435
Yasuo Mitsuhashi......    Director                              1,435
Kohtaro Miyagi........    Corporate Auditor                     5,435
Masaharu Aono.........    Corporate Auditor                     3,613
Tadashi Ohe...........    Corporate Auditor                    10,100
Tetsuo Yoshizawa......    Corporate Auditor                     1,000
                                                              -------
     Total...........................................         224,164
                                                              =======


 .  .  .

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders

     The table below lists the number of Canon shares held by holders of 5% or more of Canon shares and their percentage ownership as of December 31, 2000:


Name of major shareholder                    Shares owned        Percentage
-------------------------                    ------------        ----------
                                            (In thousands)

The Dai-Ichi Mutual Life Insurance Co...             72,931            8.3%

     Our major shareholder does not have different voting rights from other shareholders.

     As of December 31, 2000, approximately 13.7% of the outstanding shares were held of record by 232 residents of the United States of America.

     The Company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.

     B. Related party transactions

     Since the beginning of Canon's last full fiscal year, Canon has not transacted with, nor does Canon currently plan to transact with a related party. For purposes of this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Canon; (b) associates; (c) individuals owing, directly or indirectly, an interest in the voting power of Canon that gives them significant influence over Canon, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Canon, including directors and senior management of companies and close members of such individual's families; (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Canon and enterprises that have a member of key management in common with Canon. Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with Canon. An associate is an unconsolidated enterprise in which Canon has a significant influence or which has significant influence over Canon. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owing a 10% interest in the voting power of Canon are presumed to have a significant influence on Canon.

     To the company's knowledge, no person owned a 10% interest in the voting power of Canon as of March 31, 2001.

     C. Interests of experts and counsel

     None.

Item 8. Financial Information

     A. Consolidated statements and other financial information

Consolidated statements

     This Annual Report contains consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ending December 31, 2000 audited in accordance with accounting principles generally accepted in the United States of America by KPMG, independent auditors, and accompanied by an audit report covering each of the periods.

     Canon's total amount of export sales constitutes a significant portion of Canon's total sales volume. Canon includes in its financial statements the total amount of export sales and the percent and amount of export sales in the total amount of sales volume.

Legal proceedings

     Canon and certain of its subsidiaries are defendants in a number of pending lawsuits. However, based upon information available to Canon, management of the Company does not expect such lawsuits to have a material effect on Canon's financial condition or results of operations.

Dividend policy

     Dividends are proposed by the Board of Directors' meeting of Canon based on the year-end non-consolidated financial statements of Canon, and are approved at the ordinary general meeting of shareholders, which is normally held in March each year. Record holders of Canon's American Depositary Receipts (ADRs) on the dividends record date are entitled to receive payment in full of the declared dividend. In addition to annual dividends, by resolution of the Board of Directors, Canon may declare a cash distribution, as interim dividends. The record date for the Company's year-end dividends and for the interim dividends are the last day of each business year and June 30, respectively.

     Canon intends to continue providing stable returns of profits to shareholders, while retaining sufficient internal funds to expand our business and make the investments necessary to improve our income. However there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on Canon's earnings, financial condition, future earnings prospects and other factors.

     B. Significant changes

     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

     A. Offer and listing details

Trading in domestic markets

     The common stock of the Company, par value 50 yen per share, has been listed on the Tokyo Stock Exchange (TSE), which is the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.

     Following table lists the reported high and low sales prices of the shares on the TSE and the closing highs and lows of the Tokyo Stock Price Index (TOPIX) and Nikkei Stock Average for the five most recent years. TOPIX is an index of the market value of stocks listed on the First Section of the TSE. The Nikkei Stock Average, an index of 225 selected stocks on the First Section of the TSE, is another widely accepted index.

                                     TSE                           TOPIX                         Nikkei Stock Average
        Period                   (Canon Inc.)                 (Reference data)                     (Reference data)
-----------------------    ------------------------    ------------------------------     ---------------------------------
                                (Japanese yen)                    (Points)                          (Japanese yen)
                              High          Low             High             Low              High                Low
                           ----------    ----------    --------------    ------------     --------------     --------------
1996 Year..............    Yen  2,630    Yen  1,780        1,722.13         1,448.45      Yen  22,666.80     Yen  19,161.71
1997  Year.............         3,820         2,280        1,560.28         1,130.00           20,681.07          14,775.22
1998  Year.............         3,400         1,930        1,300.30           980.11           17,264.34          12,879.87
1999 1(st) quarter.....         3,120         2,170        1,269.76         1,048.33           16,378.78          13,232.74
     2(nd) quarter.....         3,600         2,715        1,425.64         1,292.07           17,782.79          15,972.68
     3(rd) quarter.....         4,100         2,740        1,535.23         1,420.64           18,532.58          16,821.06
     4(th) quarter.....         4,200         2,725        1,722.20         1,460.23           18,934.34          17,254.17
2000 1(st) quarter.....         4,920         3,550        1,754.78         1,558.15           20,706.65          18,168.27
     2(nd) quarter.....         5,520         3,830        1,732.45         1,504.93           20,833.21          16,008.14
     3(rd) quarter.....         5,620         4,420        1,613.89         1,439.43           17,614.66          15,626.96
     4(th) quarter.....         4,950         3,400        1,512.20         1,255.16           16,149.08          13,423.21

                                     TSE                           TOPIX                        Nikkei Stock Average
        Period                   (Canon Inc.)                 (Reference data)                    (Reference data)
-----------------------    ------------------------    ------------------------------    -----------------------------------
                                (Japanese yen)                    (Points)                         (Japanese yen)
                              High          Low             High             Low              High                Low
                           ----------    ----------    --------------    ------------    ---------------     ---------------
2000 July..............    Yen  5,620    Yen  4,720        1,613.89         1,452.93      Yen 17,614.66      Yen 15,727.49
   August..............         5,040         4,460        1,543.63         1,450.88          17,181.12          15,667.36
   September...........         4,970         4,420        1,520.65         1,439.43          16,739.78          15,626.96
   October.............         4,950         3,870        1,512.20         1,379.96          16,149.08          14,464.56
   November............         4,580         3,950        1,455.28         1,341.82          15,399.64          14,301.31
   December............         4,470         3,400        1,393.67         1,255.16          15,168.68          13,423.21
2001 January...........         4,610         4,100        1,313.01         1,230.10          14,032.42          13,201.07
   February............         4,270         3,820        1,299.01         1,237.80          13,779.55          12,883.54
   March...............         4,980         3,760        1,337.63         1,161.97          13,862.31          11,819.70

Trading in foreign markets

     Canon's ADRs are listed on the New York Stock Exchange (NYSE) and Canon's Global Bearer Certificates (GBCs) are listed on the Frankfurt Stock Exchange.

     Since our 1969 public offering in the United States of U.S.$9,000,000 principal amount of our 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company's ADRs. Since March 16, 1998, each ADR represent one share of our common stock. Our ADSs have been quoted on the National Association of Securities Dealers Automated

Quotation system ("NASDAQ") since 1972 under the symbol CANNY to September 13, 2000.

     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NASDAQ and NYSE.

                                  NASDAQ                      NYSE
      Period                   (Canon Inc.)               (Canon Inc.)
-----------------------   ----------------------     ---------------------
                                          (U.S. dollars)
                            High           Low         High          Low
                          --------       -------     --------      -------
1996 Year..............    $22.750       $17.150
1997 Year..............     32.100        19.950
1998 Year..............     24.963        17.000
1999 1(st) quarter.....     25.938        19.250
     2(nd) quarter.....     29.250        23.000
     3(rd) quarter.....     33.625        26.625
     4(th) quarter.....     40.938        25.750
2000 1(st) quarter.....     46.250        33.500
     2(nd) quarter.....     51.750        37.563
     3(rd) quarter.....     51.625        41.500      $46.938      $42.625
     4(th) quarter.....                                45.750       31.000

                                  NASDAQ                      NYSE
      Period                   (Canon Inc.)               (Canon Inc.)
-----------------------   ----------------------     ---------------------
                                          (U.S. dollars)
                            High           Low         High          Low
                          --------       -------     --------      -------
2000 July..............    $51.625       $42.750
     August............     47.438        41.500
     September.........     45.875        41.875      $46.938      $42.625
     October...........                                45.750       37.000
     November..........                                42.938       37.063
     December..........                                40.000       31.000
2001 January...........                                39.250       33.688
     February..........                                37.190       32.600
     March.............                                40.550       31.500


     The depositary and agent of the ADRs is Morgan Guaranty Trust Company of New York, located at 60 Wall Street, New York, N.Y. 10260-0060.

     Co-ownership shares in a GBCs are listed on the Frankfurt Stock Exchange.

     B. Plan of distribution

          Not applicable.

     C. Markets

          See Item 9A "Offer and Listing Details".

Item 10. Additional Information

     A. Share capital

          Not applicable.

     B. Memorandum and articles of association

          See Item 19, Exhibit 1(a), of our registration statement on Form 20-F filed June 4, 1998.

     C. Material contracts

          None.

     D. Exchange controls

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

     E. Taxation

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax, provided however, that a transfer of retained earnings or legal reserve (but, generally, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, generally, subject to Japanese income tax. Such a transfer would not be necessary in connection with a stock split if the total par value of the shares outstanding after the stock split does not exceed stated capital.

     Pursuant to the current tax convention between the United States and Japan, Japanese withholding tax at the rate of 15% is generally imposed on dividend payments made by a Japanese corporation to a United States resident or corporation, unless the recipient of the dividend has a permanent establishment in Japan and the shares with respect to which such dividends are paid are related in-fact to such permanent establishment.

     The amount of withholding tax imposed on dividends payable to the holders of the shares and ADRs who reside in a country other than the United States is dependent upon the provisions of conventions or agreements as may exist between such country and Japan. In the absence of a convention or agreement, the rate of Japanese withholding tax imposed on dividends paid by Japanese companies is 20%.

     Gains derived from the sale outside Japan of the shares or ADRs by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired the shares or ADRs as a distributee, legatee or donee.

     F. Dividends and paying agents

          Not applicable.

     G. Statement by experts

          Not applicable.

     H. Documents on display

     According to the Securities Exchange Act of 1934, as amended, Canon is subject to the requirements of informational disclosure. Canon files various reports and other information, including Form 20-F and Annual Reports, to the Securities Exchange Commission and the New York Stock Exchange. These reports may be inspected at the following sites.

      Securities Exchange Commission:
       450 Fifth Street, N.W., Washington D.C. 20549

      New York Stock Exchange:
       20 Broad Street, New York, New York 10005

Form 20-F is also available at the Electronic Data Gathering, Analysis, Retrieval system (EDGAR) website which is maintained by the Securities Exchange Commission.

      Securities Exchange Commission Home Page:
       http://www.sec.gov

     I. Subsidiary information

          Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk exposures

     Canon is exposed to market risks, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments. Canon does not hold or issue derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Canon to the risk of credit-related losses in the event of non-performance by counterparties, Canon believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant.

Equity price risk

     Canon holds some marketable securities and marketable investments in current assets for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities and marketable investments included in noncurrent assets are held as longer-term investments. Canon's investments in equity securities are mainly consisted of financial sector stocks. Canon does not hold marketable securities and marketable investments for trading purposes.

     Maturities and fair values of such marketable securities and marketable investments were as follows at December 31, 2000 and 1999.

                                                            2000                           1999
                                                  ---------------------------     --------------------------
                                                    Cost         Fair value        Cost          Fair value
                                                  --------       ----------       ------        ------------
                                                                     (Millions of yen)
Due within one year..........................     Yen  2,191      Yen  2,250     Yen  1,745     Yen   1,732
Due after one year through five years........          2,780           3,573          3,004           4,484
Due after five years.........................          6,376           6,463          5,377           5,741
Equity securities............................         29,956          62,398         24,772         116,720
                                                  ----------      ----------     ----------     -----------
Total........................................     Yen 41,303      Yen 74,684     Yen 34,898     Yen 128,677
                                                  ==========      ==========     ==========     ===========

Foreign exchange risk

     Canon's international operations and foreign currency indebtedness expose Canon to the risk of changes in foreign currency exchange rates. To manage this exposure, Canon enters into foreign exchange contracts. With respect to risks related to its sales revenue, Canon currently has a policy of entering into foreign exchange contracts that cover between approximately 30 - 50% of the amount of foreign currency cash flows that Canon, at a given time, anticipates it will receive within the immediately succeeding two to three month period. Canon also enters into foreign exchange contracts from time to time to hedge a portion of the risk of fluctuation in foreign currency exchange rates associated with long-term debt that is denominated in foreign currencies. Foreign exchange contracts related to such long-term debt have the same maturity as the underlying debt.

     The following table provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2000 and 1999, which is translated into yen at the rate used herein as of such date, together with the related weighted average contractual exchange rates at December 31, 2000 and 1999. This table does not include amounts related to foreign exchange contracts entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures. All of the foreign exchange contracts described in the following table as of December 31, 2000 have a contractual maturity date in 2001.

                                                                    As of December 31, 2000
                                                -----------------------------------------------------------------
Forwards to sell foreign currencies              U.S.$/Yen            euro/Yen           Others          Total
-----------------------------------             -----------         -----------        ----------     -----------
                                                      (Millions of yen except average contractual rates)

Contract amounts.......................         Yen 271,398         Yen  88,483        Yen  1,398     Yen 361,279
Estimated fair value...................             (11,257)             (8,920)              250         (19,927)
Average contractual rates..............              108.86               95.01                --              --



                                                                    As of December 31 1999
                                                -----------------------------------------------------------------
Forwards to sell foreign currencies             U.S.$/Yen            euro/Yen            Others           Total
-----------------------------------             -----------         -----------        ----------     -----------
                                                      (Millions of yen except average contractual rates)
Contract amounts........................        Yen 123,813        Yen  45,037       Yen  2,081     Yen  170,931
Estimated fair value....................                953                579             (104)           1,428
Average contractual rates...............             102.38             103.84               --               --

Interest rate risk

     Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Canon has long-term debt with both fixed rates and floating rates. Interest rate swaps may be entered into from time to time by Canon to hedge cash flows of interest and debt when determined by Canon to be appropriate based on market conditions.

     The following tables provide information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2000 and 1999, which is translated into yen at the rate used herein as of such date, together with the related weighted average contractual interest rates at December 31, 2000 and 1999.

Long-term debt (including due within one year)

                                                                                Expected maturity date
                           Average               -----------------------------------------------------------------------------------
                          interest                                                                                       Estimated
                           rates*     Total         2001        2002        2003        2004        2005     Thereafter  fair value
                          -------- -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                                           (Millions of yen except interest rate data)
Year ended
December 31, 2000:
Japanese yen notes ......   2.27%  Yen 111,920   Yen 19,920  Yen 37,000  Yen 10,000  Yen 20,000  Yen  5,000  Yen 20,000  Yen 115,741
Japanese yen convertible
 debentures .............   1.20        19,926           --       4,746          --          --       5,221       9,959       56,912
Loans, principally
 from banks .............   3.40        49,574       18,575      14,921       8,455       1,147       1,346       5,130       52,535
                                   -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

 Total ..................     --   Yen 181,420   Yen 38,495  Yen 56,667  Yen 18,455  Yen 21,147  Yen 11,567  Yen 35,089  Yen 225,188
                                   ===========   ==========  ==========  ==========  ==========  ==========  ==========  ===========

                                                                                Expected maturity date
                           Average              ------------------------------------------------------------------------------------
                          interest                                                                                        Estimated
                           rates*     Total         2000        2001        2002        2003        2004     Thereafter  fair value
                          -------- -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                           (Millions of yen except interest rate data)
Year ended
December 31, 1999:
Japanese yen notes.......   2.27   Yen 111,920           --  Yen 19,920  Yen 37,000  Yen 10,000  Yen 20,000  Yen 25,000  Yen 116,233
Japanese yen convertible
 debentures..............   1.20        21,254           --           9       5,248          --          --      15,997       55,734
Swiss franc note
  with warrants..........   0.74         6,984  Yen   6,984          --          --          --          --          --        6,994
Loans, principally from
 banks...................   3.69        50,193       18,090      15,966       9,407       2,152         674       3,904       49,303
                                   -----------  -----------  ----------  ----------  ----------  ----------  ----------  -----------

 Total..............          --   Yen 190,351  Yen  25,074  Yen 35,895  Yen 51,655  Yen 12,152  Yen 20,674  Yen 44,901  Yen 228,264
                                   ===========  ============ ==========  ==========  ==========  ==========  ==========  ===========

----------

* All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.


Interest rate swaps

Year ended December 31, 2000:
                                                                             Expected maturity date
 Notional      Average                           ----------------------------------------------------------------------------------
 principal     receive    Average                                                                                       Estimated
 amount        rate       pay rate     Total        2001        2002       2003        2004        2005     Thereafter  fair value
-----------  ---------   ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
(Millions)                                             (Millions of yen except notional principal amount and percentage data)
Yen  60,000    1.63%        0.84%   Yen 60,000  Yen 40,000  Yen 20,000          --          --          --          --   Yen 1,315
U.S.$   467    6.62         6.20        53,538       6,202      19,934  Yen 27,402          --          --          --        (515)

----------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1999:
                                                                             Expected maturity date
 Notional     Average                           ----------------------------------------------------------------------------------
 principal    receive     Average                                                                                       Estimated
 amount       rate        pay rate     Total        2000        2001       2002        2003        2004     Thereafter  fair value
-----------  ---------   ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
(Millions)                                             (Millions of yen except notional principal amount and  percentage data)


Yen  60,000    1.66%        0.88%   Yen 60,000         --   Yen 40,000  Yen 20,000          --          --         --   Yen  2,113
U.S.$   468    6.02         6.11        47,929   Yen 4,316      15,130      28,483          --          --         --          161



Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     As a result of amendments to the Japanese Commercial Code which became effective on October 1, 1982 (the "Amendments"), the Deposit Agreement dated May 1, 1969, which constituted the American Depositary Receipts for 10,000,000 ADSs, each ADS representing five shares, was amended and restated as of October 1, 1982 (the "amended Deposit Agreement").

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

       (ii) A holder of shares not constituting one or more complete units may at any time require the Company to purchase such shares at their last reported sale price on the TSE on the day when such request is made or, if no sale takes place on the TSE on that day, the price at which the first sale of the shares is effected on the TSE thereafter, less the usual brokerage commission and securities transfer tax.

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

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

Consolidated financial statement of Canon Inc. and Subsidiaries:     Page number
                                                                     -----------

     Independent Auditors' Report............................................49

     Consolidated Balance Sheets as of December 31, 2000 and 1999............50

     Consolidated Statements of Income for the years ended December
     31, 2000, 1999 and 1998.................................................51

     Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 1999 and 1998..................................52

     Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998........................................53

     Notes to Consolidated Financial Statements..............................54

Schedule:

     Independent Auditors' Report on Schedule................................49

     Schedule II Valuation and Qualifying Accounts for the years ended
     December 31, 2000, 1999 and 1998........................................76

     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Financial statements of non-consolidated subsidiaries and affiliates, 20% to 50% owned, are omitted because they were not significant as of or for the year ended December 31, 2000.

KPMG

        Hibiya Kokusai Building 22F             Tel +81(3)3509-7800
        2-3 Uchisaiwaicho 2-chome               Fax +81(3)3509-7811
        Chiyoda-ku, Tokyo 100-0011
        Japan

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

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are currently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


KPMG

Tokyo, Japan
February 2, 2001

                           CANON INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2000 and 1999


                                                                                                Millions of Yen
                                                                                         -----------------------------
                                                                                             2000              1999
                                                                                         -------------       ---------
                                       Assets
                                       ------
Current assets:
      Cash and cash equivalents.....................................................     Yen   493,962         480,453
      Marketable securities (notes 3 and 7).........................................            10,943           9,003
      Trade receivables (notes 4 and 7).............................................           479,790         376,472
      Inventories (notes 5 and 7)...................................................           490,693         436,250
      Prepaid expenses and other current assets (note 10)...........................           196,011         184,411
                                                                                         -------------       ---------
      Total current assets..........................................................         1,671,399       1,486,589

Noncurrent receivables and restricted funds (note 17)...............................            27,626          29,771
Investments (notes 3 and 7).........................................................           119,195         166,464
Net property, plant and equipment (notes 6 and 7)...................................           771,594         746,824
Other assets (notes 9 and 10).......................................................           242,311         157,884
                                                                                         -------------       ---------
      Total assets..................................................................     Yen 2,832,125       2,587,532
                                                                                         =============       =========
                       Liabilities and Stockholders' Equity
                       ------------------------------------
Current liabilities:
      Short-term loans (note 7).....................................................     Yen   248,688         298,399
      Trade payables (note 8).......................................................           444,633         364,664
      Incomes taxes (note 10).......................................................            53,865          45,915
      Accrued expenses..............................................................           164,484         117,390
      Other current liabilities (note 10)...........................................            63,120          50,491
                                                                                         -------------       ---------
      Total current liabilities.....................................................           974,790         876,859

Long-term debt, excluding current installments (note 7).............................           142,925         165,277
Accrued pension and severance cost (note 9).........................................           194,445         132,826
Other noncurrent liabilities (note 10)..............................................            22,838          11,325
                                                                                         -------------       ---------
      Total liabilities.............................................................         1,334,998       1,186,287
                                                                                         -------------       ---------
Minority interests..................................................................           198,213         199,242
                                                                                         -------------       ---------
Stockholders' equity:
      Common stock of Yen50 par value.
 Authorized 2,000,000,000 shares; issued and outstanding 875,627,023 shares
   in 2000 and 871,555,698 shares in 1999 (notes 7 and 11)..........................           164,796         163,969
      Additional paid-in capital (notes 7 and 11)...................................           391,939         376,848
      Legal reserve (note 12).......................................................            35,584          33,518
      Retained earnings (notes 10 and 12)...........................................           853,177         735,975
      Accumulated other comprehensive income (loss) (notes 3, 9, 10 and 14).........          (146,582)       (108,307)
                                                                                         -------------       ---------
      Total stockholders' equity....................................................         1,298,914       1,202,003
                                                                                         -------------       ---------
Commitments and contingent liabilities (note 17)....................................
                                                                                         -------------       ---------
      Total liabilities and stockholders' equity....................................     Yen 2,832,125       2,587,532
                                                                                         =============       =========

See accompanying notes to consolidated financial statements.

                           CANON INC. AND SUBSIDIARIES
                        Consolidated Statements of Income
                  Years ended December 31, 2000, 1999 and 1998


                                                                                  Millions of Yen
                                                                --------------------------------------------------
                                                                      2000                1999             1998
                                                                --------------         ---------         ---------
Net sales...................................................     Yen 2,781,303         2,622,265         2,826,269
Cost of sales...............................................         1,577,461         1,497,940         1,569,197
      Gross profit..........................................         1,203,842         1,124,325         1,257,072
Selling, general and administrative expenses................           957,843           948,269           996,294
                                                                 -------------         ---------         ---------
      Operating profit......................................           245,999           176,056           260,778
Other income (deductions):
      Interest and dividend income..........................            11,428            10,222            12,576
      Interest income.......................................           (15,018)          (20,356)          (28,881)
      Other, net............................................           (15,213)           (9,850)           (4,960)
                                                                 -------------         ---------         ---------
                                                                       (18,803)          (19,984)          (21,265)
                                                                 -------------         ---------         ---------
      Income before income taxes and minority interests.....           227,196           156,072           239,513
Income taxes (note 10)......................................            87,197            83,939           123,843
                                                                 -------------         ---------         ---------
      Income before minority interests......................           139,999            72,133           115,670

Minority interests..........................................             5,911             1,899             6,101
      Net income............................................     Yen   134,088            70,234           109,569
                                                                 =============         =========         =========

                                                                                         Yen
                                                                 -------------------------------------------------
Net income per share (notes 1(p) and 15):
      Basic.................................................     Yen    153.66             80.66            126.10
      Diluted...............................................            151.51             79.50            123.93
                                                                 -------------         ---------         ---------
Dividends per common share (note 12)........................     Yen     21.00             17.00             17.00
                                                                 =============         =========         =========


         See accompanying notes to consolidated financial statements.

                           CANON INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 2000, 1999 and 1998

                                                                                               Millions of yen
                                                                                ------------------------------------------
                                                                                    2000              1999         1998
                                                                                --------------    -----------    ---------
Common stock:
      Balance at beginning of year.........................................     Yen   163,969         163,033      160,411
      Conversion of convertible debt (notes 11 and 13).....................               668             936        2,622
      Shares issued for acquisition of minority interests (notes 11 and 13)               159             --           --
                                                                                -------------     -----------    ---------
      Balance at end of year...............................................           164,796         163,969      163,033
                                                                                -------------     -----------    ---------
Additional paid-in capital:
      Balance at beginning of year.........................................           376,848         375,913      372,398
      Conversion of convertible debt (notes 11 and 13).....................               661             935        2,612
      Shares issued for acquisition of minority interests (notes 11 and 13)            14,430              --           --
      Increase arising from issuance of subsidiaries' common stock, conversion of convertible debt and exercise of warrants of
        subsidiaries and other transfers........................................         --               --           903
                                                                                -------------     -----------    ---------
      Balance at end of year....................................................      391,939         376,848      375,913
                                                                                -------------     -----------    ---------
Legal reserve:
      Balance at beginning of year.........................................            33,518          31,396       28,467
      Transfers from retained earnings (note 12)...........................             2,066           2,122        2,934
      Transfers to minority interests arising from issuance of subsidiaries'
        common stock, conversion of convertible debt and exercise of
        warrants of subsidiaries and other transfers............................           --             --            (5)
                                                                                -------------     -----------    ---------
      Balance at end of year...............................................            35,584          33,518       31,396
                                                                                -------------     -----------    ---------
Retained earnings:
      Balance at beginning of year.........................................           735,975         682,663      592,268
      Net income for the year..............................................           134,088          70,234      109,569
      Cash dividends (note 12).............................................           (14,820)        (14,797)     (15,619)
      Transfers to legal reserve (note 12).................................            (2,066)         (2,122)      (2,934)
      Transfers to minority interests arising from issuance of
        subsidiaries' common stock, conversion of convertible debt and
        exercise of warrants of subsidiaries and other transfers................          --               (3)        (621)
                                                                                -------------     -----------    ---------
      Balance at end of year...................................................       853,177         735,975      682,663
                                                                                -------------     -----------    ---------
Accumulated other comprehensive income (loss) (notes 3, 9, 10 and 14):
      Balance at beginning of year.........................................          (108,307)        (97,485)     (44,033)
      Other comprehensive income (loss) for the year, net of tax...........           (38,275)        (10,822)     (53,452)
                                                                                -------------     -----------    ---------
      Balance at end of year...............................................          (146,582)       (108,307)     (97,485)
                                                                                -------------     -----------    ---------
      Total stockholders' equity...........................................     Yen 1,298,914       1,202,003    1,155,520
                                                                                =============     ===========    =========
Disclosure of comprehensive income:
      Net income for the year..............................................     Yen   134,088          70,234      109,569
      Other comprehensive income (loss) for the year, net of tax (note 14).           (38,275)        (10,822)     (53,452)
                                                                                -------------     -----------    ---------
            Total comprehensive income for the year........................     Yen    95,813          59,412       56,117
                                                                                =============     ===========    =========

         See accompanying notes to consolidated financial statements.

                           CANON INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 2000, 1999 and 1998

                                                                                            Millions of Yen
                                                                                ------------------------------------------
                                                                                      2000             1999         1998
                                                                                -------------     -----------    ---------
Net income................................................................      Yen   134,088          70,234      109,569
Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization.......................................            146,477         158,111      161,787
      Loss on disposal of property, plant and equipment...................             14,080           8,814        6,631
      Deferred income taxes...............................................            (10,280)         (5,972)       1,941
      Decrease (increase) in trade receivables............................            (52,751)         (1,231)       1,640
      Decrease (increase) in inventories..................................            (27,884)        107,913       15,737
      Increase (decrease) in trade payables...............................            100,588         (22,950)     (46,636)
      Increase (decrease) in income taxes.................................              6,917         (13,966)         607
      Increase in accrued expenses........................................             21,343           3,206        9,386
      Other, net..........................................................             14,038           4,758       18,558
                                                                                -------------     -----------    ---------
      Net cash provided by operating activities...........................            346,616         308,917      279,220
                                                                                -------------     -----------    ---------
Cash flows from investing activities:
      Capital expenditure.................................................      Yen  (170,986)       (200,386)    (221,401)
      Proceeds from sale of property, plant and equipment.................              5,752           6,104        3,404
      Payment for purchase of marketable securities.......................             (3,082)        (12,349)      (5,386)
      Proceeds from sale of marketable securities.........................              2,428           6,637        9,439
      Payment for purchase of investments.................................            (14,702)         (9,770)     (28,111)
      Other...............................................................            (32,214)          8,782       (5,892)
                                                                                -------------     -----------    ---------
      Net cash used in investing activities...............................           (212,804)       (200,982)    (247,947)
                                                                                -------------     -----------    ---------
Cash flows from financing activities (note 13):
      Proceeds from long-term debt........................................      Yen    17,358          23,811       34,903
      Repayment of long-term debt.........................................            (32,529)        (75,005)     (29,458)
      Decrease in short-term loans........................................            (67,923)        (51,871)    (167,295)
      Dividends paid (note 12)............................................            (14,820)        (14,797)     (15,619)
      Other...............................................................             (2,683)         (4,961)        (393)
                                                                                -------------     -----------    ---------
      Net cash used in financing activities...............................           (100,597)       (122,823)    (177,862)
                                                                                -------------     -----------    ---------
Effect of exchange rate changes on cash and cash equivalents..............            (19,706)         (3,841)      (1,326)
                                                                                -------------     -----------    ---------
Net change in cash and cash equivalents...................................             13,509         (18,729)    (147,915)
Cash and cash equivalents at beginning of year............................            480,453         499,182      647,097
                                                                                -------------     -----------    ---------
Cash and cash equivalents at end of year..................................      Yen   493,962         480,453      499,182
                                                                                =============     ===========    =========
Cash paid during the year for:
      Interest............................................................      Yen    14,860          19,321       21,083
      Income taxes........................................................             90,560         103,877      121,295
                                                                                =============     ===========    =========

         See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(1)  Basis of Presentation and Significant Accounting Policies
     ---------------------------------------------------------
     (a)  Description of Business
          -----------------------
          The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon's products also include business systems such as faxes, computers, micrographics, Japanese-language word processors and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, video camcorders and digital cameras. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon's sales in the year ended December 31, 2000 were distributed as follows: copying machines-30%, computer peripherals-38%, business systems-11%, cameras-12%, and optical and other products-9%.

          Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 69% of consolidated net sales in the year ended December 31, 2000 were generated outside Japan, with 34% in Americas, 27% in Europe and 8% in other areas.

          Canon's manufacturing operations are conducted primarily at 17 plants in Japan and 12 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Mexico.

          Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20% of consolidated sales for the year ended December 31, 2000. Canon believes it is highly unlikely that it would lose such OEM business in the near term.

     (b)  Basis of Presentation
          ---------------------
          The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

          The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

     (c)  Principles of Consolidation
          ---------------------------
          The consolidated financial statements include the accounts of Canon after elimination of all significant intercompany balances and transactions.

     (d)  Cash Equivalents
          ----------------
          For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     (e)  Translation of Foreign Currencies
          ---------------------------------
          Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements, including gains and losses from hedging and intercompany transactions, net of related taxes, are included in other comprehensive income (loss) and are

                          CANON INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          accumulated in stockholders' equity as foreign currency translation adjustments.

          Gains and losses resulting from other foreign currency transactions are included in other income (deductions) (see note 19).

     (f)  Marketable Securities and Marketable Investments
          ------------------------------------------------
          Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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

     (g)  Inventories
          -----------
          Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

     (h)  Investments in Affiliated Companies
          -----------------------------------
          Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon's equity in undistributed earnings of the latter companies is not significant.

          Canon's share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                  Millions of yen
                                        ------------------------------------
                                           2000          1999         1998
                                        -----------    -------      --------

          Net earnings (loss).......    Yen  10,817     (2,848)      (5,238)
          Dividends received........             67         40          188

     (i)  Depreciation
          ------------
          Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets.

     (j)  Goodwill
          --------
          The excess of cost over the net tangible and identifiable intangible assets acquired at acquisition dates of investments in subsidiaries and affiliated companies is being amortized principally over 10 years.

     (k)  Income Taxes
          ------------
          Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax

                          CANON INC. AND SUBSIDIARIES
          credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (l)  Employee Retirement and Severance Benefits
          ------------------------------------------
          The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 9).

     (m)  Advertising
          -----------
          The costs of advertising are expensed as incurred.

     (n)  Derivatives
          -----------
          Canon does not hold derivative financial instruments for trading purposes. Derivative financial instruments held by Canon are comprised principally of foreign exchange contracts to manage currency risk and interest rate swaps to manage interest rate risk.

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

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, and 138 are effective for fiscal years beginning after June 15, 2000. Canon adopted SFAS 133 and 138 as of January 1, 2001. The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in an increase to net income of approximately Yen3,692 million and a decrease to other comprehensive income of approximately Yen2,401 million. The adoption of SFAS 133 and 138 will not alter Canon's hedging strategies.

     (o)  Issuance of Stock by Subsidiaries
          ---------------------------------
          The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

     (p)  Net Income per Share
          --------------------
          Basic net income per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of

                          CANON INC. AND SUBSIDIARIES
          the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

     (q)  Use of Estimates
          ----------------
          Management of Canon has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (r)  Long-Lived Assets and Long-Lived Assets to Be Disposed Of
          ---------------------------------------------------------
          Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (s)  Revenue Recognition
          -------------------
          Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

          In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. Canon adopted SAB 101 in the year ended December 31, 2000. Adoption of this guidance did not have a material effect on Canon's consolidated financial position or results of operations.

     (t)  New Accounting Standards
          ------------------------
          In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale. EITF 00-14 should be applied no later than in (a) financial statements for the fiscal year beginning after December 15, 2000, or
          (b) financial statements for the fiscal quarter beginning after March 15, 2001, whichever is later. Canon will adopt EITF 00-14 in the year ending December 31, 2001. The adoption of the recognition standards for liabilities is not expected to have a material effect on Canon's consolidated financial position or results of operations. The adoption in 2001 of the income statement display requirements of EITF 00-14 will result in a reduction in reported sales for the year ended December 31, 2000 of approximately Yen29,536 million and a corresponding decrease in selling, general and administrative expenses, with no effect on net income, as a result of reclassifications of prior year's consolidated financial statements for comparative purposes. The effects on sales for the years ended December 31, 1999 and 1998 have not yet been determined.

                          CANON INC. AND SUBSIDIARIES

          In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 ("EITF 00-22"), "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF 00-22 addresses accounting and reporting standards for sales incentives such as loyalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period. The income statement display requirements related to the portion of EITF 00-22 for which a final consensus has been reached should be applied no later than the fiscal quarter ending after February 15, 2001. Canon will adopt such income statement display requirements of EITF 00-22 in the year ending December 31, 2001. The adoption will result in a reduction in reported sales for the prior years and a corresponding decrease in selling, general and administrative expenses, with no effect on net income, as a result of reclassifications of prior years' consolidated financial statements for comparative purposes, however, the effects on sales for the prior years have not yet been determined.

     (u)  Reclassifications
          -----------------
          Certain reclassifications have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended December 31, 2000.

(2)  Foreign Operations
     ------------------
     Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

                                            Millions of yen
                             ---------------------------------------------
                                  2000            1999           1998
                             -------------     ----------     ------------

     Total assets.......     Yen 1,016,908        917,810        987,828
     Net assets.........           381,553        326,631        364,623
     Net sales..........         1,920,601      1,830,866      2,029,863
     Net income.........            37,519         32,876         42,505


(3)  Marketable Securities and Marketable Investments
     ------------------------------------------------
     Marketable securities and marketable investments consist of available-for-sale securities. The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2000 and 1999 are as follows:

                          CANON INC. AND SUBSIDIARIES

                                                                          Millions of yen
                                                    ---------------------------------------------------------
                                                                      Gross           Gross
                                                                    Unrealized      Unrealized
                                                                     Holding         Holding
                                                       Cost           Gains           Losses       Fair Value
                                                    -----------     -----------   -----------     -----------
2000:
     Current:
     Available-for-sale:
     Japanese and foreign governmental
       bond securities..........................    Yen      49             --            --               49
     Corporate debt securities..................          2,734             273           --            3,007
     Bank debt securities.......................             91             --            --               91
     Fund trusts................................          2,977             540           --            3,517
     Equity securities..........................          3,260           1,116            97           4,279
                                                    -----------     -----------   -----------     -----------
                                                    Yen   9,111           1,929            97          10,943
                                                    ===========     ===========   ===========     ===========
     Noncurrent:
     Available-for-sale:
     Japanese and foreign governmental
       bond securities..........................    Yen     174             --            --              174
     Corporate debt securities..................          5,133             126           --            5,259
     Bank debt securities.......................            149               1           --              150
     Fund trusts................................             40             --              1              39
     Equity securities..........................         26,696          31,430             7          58,119
                                                    -----------     -----------   -----------     -----------
                                                    Yen  32,192          31,557             8          63,741
                                                    ===========     ===========   ===========     ===========
1999:
     Current:
     Available-for-sale:
     Japanese and foreign governmental bond
       securities...............................    Yen      45             --            --               45
     Corporate debt securities..................          2,543             373           --            2,916
     Bank debt securities.......................            157             --            --              157
     Fund trusts................................          1,962           1,470           --            3,432
     Equity securities..........................          2,039             432            18           2,453
                                                    -----------     -----------   -----------     -----------
                                                    Yen   6,746           2,275            18           9,003
                                                    ===========     ===========   ===========     ===========
     Noncurrent:
     Available-for-sale:
     Japanese and foreign governmental
       bond securities..........................    Yen     156             --            --              156
     Corporate debt securities..................          5,099              84           --            5,183
     Bank debt securities.......................            164             --             96              68
     Equity securities..........................         22,733          91,534           --          114,267
                                                    -----------     -----------   -----------     -----------
                                                    Yen  28,152          91,618            96         119,674
                                                    ===========     ===========   ===========     ===========

   Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by Yen34,532 million in the year ended December 31, 2000, increased by Yen41,257 million in the year ended December 31, 1999, and decreased by Yen3,059 million in the year ended December 31, 1998.

                          CANON INC. AND SUBSIDIARIES

     Maturities of marketable securities and marketable investments classified as available-for-sale were as follows at December 31, 2000:

     ....

                                                  Millions of yen
                                            ---------------------------
                                               Cost         Fair Value
                                            -----------     -----------
     Due within one year................... Yen   2,191           2,250
     Due after one year through five years.       2,780           3,573
     Due after five years..................       6,376           6,463
     Equity securities.....................      29,956          62,398
                                            -----------     -----------
                                            Yen  41,303          74,684
                                            ===========     ===========

     Proceeds from sale of available-for-sale securities were Yen2,428 million, Yen6,637 million and Yen9,439 million in the years ended December 31, 2000, 1999 and 1998, respectively. Realized gains and losses during the years ended December 31, 2000, 1999 and 1998 were insignificant.

(4)  Trade Receivables
     -----------------
     Trade receivables are summarized as follows:

                                                 Millions of yen
                                            -------------------------
                                                 2000          1999
                                            -----------     ---------
     Notes................................. Yen   44,189       31,989
     Accounts..............................      453,463      359,572
     Less allowance for doubtful
       receivables.........................       17,862       15,089
                                            ------------    ---------
                                            Yen  479,790      376,472
                                            ============    =========

(5)  Inventories
     -----------
     Inventories comprised the following:


                                                   Millions of yen
                                              -------------------------
                                                   2000          1999
                                              ------------   ----------
     Finished goods.......................... Yen  354,796      308,529
     Work in process.........................      121,278      114,666
     Raw materials...........................       14,619       13,055
                                              ------------   ----------
                                              Yen  490,693      436,250
                                              ============   ==========

                          CANON INC. AND SUBSIDIARIES

(6) Property, Plant and Equipment
    -----------------------------
    Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

                                                   Millions of yen
                                              -------------------------
                                                   2000          1999
                                              -------------  ----------
     Land.................................... Yen  155,358      148,722
     Buildings...............................      652,779      614,136
     Machinery and equipment.................      918,490      871,207
     Construction in progress................       34,819       26,331
                                              ------------    ---------
                                                 1,761,446    1,660,396

     Less accumulated depreciation...........      989,852      913,572
                                              ------------   ----------
                                              Yen  771,594      746,824
                                              ============   ==========

(7)  Short-term Loans and Long-term Debt
     -----------------------------------
     Short-term loans consisted of the following:

                                                   Millions of yen
                                              -------------------------
                                                   2000         1999
                                              -------------   ---------
     Bank borrowings......................... Yen   65,911       72,645
     Acceptances payable by foreign
        subsidiaries.........................      144,282      200,680
     Long-term debt due within one year......       38,495       25,074
                                              Yen  248,688      298,399

     The weighted average interest rates on short-term loans outstanding at December 31, 2000 and 1999 were 6.05% and 5.18%, respectively.

     At December 31, 2000, unused short-term credit facilities for issuance of commercial paper amounted to Yen67,045 million.

     A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries' inventories and trade receivables.

                          CANON INC. AND SUBSIDIARIES

     Long-term debt consisted of the following:


                                                                                Millions of yen
                                                                           -------------------------
                                                                               2000          1999
                                                                           ------------    ---------
   Loans, principally from banks, maturing in installments through 2030;
     bearing weighted average interest of 3.40% and 3.69% at December
     31, 2000 and 1999, respectively, partially secured by mortgage of
     property, plant and equipment and marketable securities.............  Yen   49,574       50,193
   2-7/20% Japanese yen notes, due 2001..................................        19,920       19,920
   2-1/20% Japanese yen notes, due 2002..................................         5,000        5,000
   2-3/5% Japanese yen notes, due 2002...................................        20,000       20,000
   1-7/50% Japanese yen notes, due 2002..................................         2,000        2,000
   1-3/5% Japanese yen notes, due 2002...................................        10,000       10,000
   2-3/10% Japanese yen notes, due 2003..................................         5,000        5,000
   1-53/100% Japanese yen notes, due 2003................................         5,000        5,000
   2-23/40% Japanese yen notes, due 2004.................................        10,000       10,000
   2-1/40% Japanese yen notes, due 2004..................................        10,000       10,000
   1-22/25% Japanese yen notes, due 2005.................................         5,000        5,000
   2-19/20% Japanese yen notes, due 2007.................................        10,000       10,000
   2-27/100% Japanese yen notes, due 2008................................        10,000       10,000
   3/4% Swiss franc notes with warrants issued by a subsidiary, due 2000:
     Principal amount....................................................           --         7,055
     Less unamortized discount...........................................           --            71
                                                                           ------------    ---------
                                                                                    --         6,984
                                                                           ------------    ---------
   1% Japanese yen convertible debentures, due 2002......................         4,746        5,248
   1-2/10% Japanese yen convertible debentures, due 2005.................         5,221        5,763
   1-3/10% Japanese yen convertible debentures, due 2008.................         9,959       10,234
   Other.................................................................           --             9
                                                                           ------------    ---------
                                                                                181,420      190,351
   Less amount due within one year.......................................        38,495       25,074
                                                                           ------------    ---------
                                                                           Yen  142,925      165,277
                                                                           ============    =========

                          CANON INC. AND SUBSIDIARIES

     The aggregate annual maturities of long-term debt outstanding at December 31, 2000 were as follows:

                                            Millions of yen
                                            ---------------
     2001................................   Yen      38,495
     2002................................            56,667
     2003................................            18,455
     2004................................            21,147
     2005................................            11,567
     Later years ........................            35,089
                                            ---------------
                                            Yen     181,420
                                            ===============

     Property, plant and equipment with a book value at December 31, 2000 of Yen9,726 million were mortgaged to secure long-term debt.

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

     The 1% Japanese yen convertible debentures due 2002 are currently convertible into approximately 3,170,000 shares of common stock at a conversion price of Yen1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2001 and December 31, 2001 at 1% premium, and at par thereafter, or, dependent on a particular circumstance, at par.

     The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,488,000 shares of common stock at a conversion price of Yen1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2001 and December 31, 2004 at premiums ranging from 4% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

     The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,653,000 shares of common stock at a conversion price of Yen1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2007 at premiums ranging from 6% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

(8)  Trade Payables
     --------------
     Trade payables are summarized as follows:

                                     Millions of yen
                              ----------------------------
                                   2000            1999
                              -------------    -----------
     Notes..................  Yen   139,804        113,512
     Accounts...............        304,829        251,152
                              -------------      ---------
                              Yen   444,633        364,664
                              =============      =========


(9)  Employee Retirement and Severance Benefits
     ------------------------------------------
     The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded

                          CANON INC. AND SUBSIDIARIES
     retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plan includes a portion of the governmental welfare pension benefits which would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan. Management considers that a portion of the contributory plans, which are administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

     Net periodic benefit cost for Canon's employee retirement and severance defined benefit plans for the years ended December 31, 2000, 1999 and 1998 consisted of the following components:


                                                                          Millions of yen
                                                             ----------------------------------------
                                                                  2000           1999          1998
                                                             -------------   -----------   ----------
     Service cost - benefits earned during the year.......   Yen   31,712        31,295        25,307
     Interest cost on projected benefit obligation........         16,512        15,599        14,360
     Expected return on plan assets.......................         (9,834)      (10,393)      (11,510)
     Net amortization ....................................          5,016         6,566         4,244
                                                             ------------     ---------     ---------
                                                             Yen   43,406        43,067        32,401
                                                             ============     =========     =========


     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                          CANON INC. AND SUBSIDIARIES

                                                                                       Millions of yen
                                                                              ------------------------------
                                                                                    2000               1999
                                                                              ------------       -----------
Change in benefit obligations:
    Benefit obligations at beginning of year..............................    Yen  518,078           491,102
    Service cost..........................................................          31,712            31,295
    Interest cost.........................................................          16,512            15,599
    Plan participants' contributions......................................           3,512             3,403
    Actuarial loss (gain).................................................          51,059           (16,983)
    Benefits paid.........................................................          (6,727)           (6,067)
    Other.................................................................              41              (271)
                                                                              ------------       -----------
    Benefit obligations at end of year....................................         614,187           518,078
                                                                              ------------       -----------
Change in plan assets:
    Fair value of plan assets at beginning of year........................         311,407           270,713
    Actual return on plan assets..........................................           2,437            17,336
    Employer contributions................................................          27,594            26,022
    Plan participants' contributions......................................           3,512             3,403
    Benefits paid.........................................................          (6,727)           (6,067)
                                                                              ------------       -----------
    Fair value of plan assets at end of year..............................         338,223           311,407
                                                                              ------------       -----------
Funded status.............................................................         275,964           206,671
Unrecognized actuarial loss...............................................        (189,906)         (136,119)
Unrecognized net transition obligation being recognized over 22
  years...................................................................          (5,680)           (6,025)
                                                                              ------------       -----------

Net amount recognized.....................................................          80,378            64,527

Adjustments to recognize minimum liability:
    Intangible assets.....................................................           5,680             6,025
    Amount included in accumulated other comprehensive
      income (loss), gross of tax.........................................         108,387            62,274
                                                                              ------------       -----------
                                                                                   114,067            68,299
                                                                              ------------       -----------
    Accrued pension and severance cost recognized in the
      consolidated balance sheets........................................     Yen  194,445           132,826
                                                                              ============       ===========
    Actuarial present value of accumulated benefit obligations at
      end of year.........................................................    Yen  532,668           444,233
                                                                              ============       ===========
    Actuarial assumptions:
      Discount rate.......................................................            3.00%             3.00%
      Assumed rate of increase in future compensation levels..............            2.10%             2.10%
      Expected long-term rate of return on plan assets....................            4.00%             4.00%


     Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

                          CANON INC. AND SUBSIDIARIES

(10) Income Taxes
     ------------
     Total income taxes were allocated as follows:

                                                                                          Millions of yen
                                                                        ---------------------------------------------
                                                                           2000             1999             1998
                                                                        -----------      -----------      -----------
     Income before income taxes and minority interest.................. Yen  87,197           83,939          123,843
     Stockholders' equity - accumulated other comprehensive income
       (loss):
       Foreign currency translation adjustments........................       1,387             (239)            (674)
       Net unrealized gains on securities..............................     (25,457)          37,286           (4,399)
       Minimum pension liability adjustments...........................     (19,365)           7,712          (17,345)
                                                                        -----------      -----------      -----------
                                                                        Yen  43,762          128,698          101,425
                                                                        ===========      ===========      ===========


     Domestic and foreign components of income before income taxes and minority interests ("income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

                                                Millions of yen
                                     ----------------------------------------
                                       Japanese       Foreign        Total
                                     ------------   -----------    ----------
    2000:
       Income before income taxes..  Yen  166,074        61,122       227,196
                                     ============   ===========    ==========
       Income taxes:
         Current...................  Yen   78,832        18,645        97,477
         Deferred..................       (14,584)        4,304       (10,280)
                                     ------------   -----------    ----------
                                     Yen   64,248        22,949        87,197
                                     ============   ===========    ==========
    1999:
       Income before income taxes..  Yen  100,044        56,028       156,072
                                     ============   ===========    ==========
       Income taxes:
         Current...................  Yen   64,197        25,714        89,911
         Deferred..................        (2,097)       (3,875)       (5,972)
                                     ------------   -----------    ----------
                                     Yen   62,100        21,839        83,939
                                     ============   ===========    ==========
    1998:
       Income before income taxes..  Yen  172,303        67,210       239,513
                                     ============   ===========    ==========
       Income taxes:
         Current...................  Yen   97,437        24,465       121,902
         Deferred..................         3,453        (1,512)        1,941
                                     ------------   -----------    ----------
                                     Yen  100,890        22,953       123,843
                                     ============   ===========    ==========

                          CANON INC. AND SUBSIDIARIES

     The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0% in the year ended December 31, 2000, 47.0% in the year ended December 31, 1999 and 51.0% in the year ended December 31, 1998.

     Amendments to Japanese tax regulations were enacted into law on March 24, 1999 and on March 31, 1998. As a result of these amendments, the normal income tax rate was reduced from approximately 47.0% to 42.0% effective from Canon's fiscal year beginning January 1, 2000 and from approximately 51.0% to 47.0% effective from Canon's fiscal year beginning January 1, 1999. Current income taxes were calculated at the rate of 42.0%, 47.0% and 51.0% in effect for the years ended December 31, 2000, 1999 and 1998, respectively. Deferred income tax assets and liabilities as of December 31, 2000 and 1999 were measured at a rate of principally 42.0%. The effects of the income tax rate reduction on deferred income tax balances as of December 31, 1999 and 1998 are presented below.

     The significant components of deferred income tax expense (benefit) attributable to income before income taxes are as follows:

                                                                                            Millions of yen
                                                                                ---------------------------------------
                                                                                    2000            1999         1998
                                                                                ------------    -----------   ---------
     Deferred tax expense (exclusive of the effects of other components
       listed below)........................................................    Yen  (10,280)      (16,181)      (5,638)
     Adjustments to deferred tax assets and liabilities for enacted changes
       in tax laws and rates................................................              --        10,209        8,014
     Decrease in the beginning-of-the-year balance of the valuation
       allowance for deferred tax assets....................................              --            --         (435)
                                                                                ------------   -----------    ---------
                                                                                Yen  (10,280)       (5,972)       1,941
                                                                                ============   ===========    =========


     A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

                                                                                2000        1999         1998
                                                                              --------    --------      -------
     Japanese normal income tax rate.......................................      42.0%       47.0%        51.0%
     Increase (reduction) in income taxes resulting from:
       Expenses not deductible for tax purposes............................       0.9         1.0          0.9
       Tax benefits not recognized on operating losses of subsidiaries.....       0.9         1.2          0.3
       Income of foreign subsidiaries taxed at lower than Japanese
         normal tax rate...................................................      (1.9)       (6.1)        (5.7)
       Tax credit for increased research and development expenses..........      (1.3)       (0.5)        (0.8)
       Effect of enacted changes in tax laws and rates.....................        --         6.5          3.3
       Other...............................................................      (2.2)        4.7          2.7
                                                                               -------       -----        -----
      Effective income tax rate............................................      38.4%       53.8%        51.7%
                                                                               =======       =====        =====

                          CANON INC. AND SUBSIDIARIES

     Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

                                                       Millions of yen
                                                  --------------------------
                                                     2000            1999
                                                  ------------   -----------
     Prepaid expenses and other current assets..  Yen  81,789        75,431
     Other assets...............................      110,095        47,211
     Other current liabilities..................         (961)       (1,033)
     Other noncurrent liabilities...............      (16,704)       (5,320)
                                                  -----------     ---------
                                                  Yen 174,219       116,289
                                                  ===========     =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                                            Millions of yen
                                                                                     ----------------------------
                                                                                         2000             1999
                                                                                     -----------      -----------
     Deferred tax assets:
       Inventories - intercompany profits and write-downs........................    Yen  52,279           51,476
       Accrued business tax......................................................          4,587            3,366
       Accrued pension and severance cost........................................         32,421           25,544
       Minimum pension liability adjustments.....................................         45,520           26,155
       Property, plant and equipment - intercompany profits......................          3,840            7,015
       Research and development - costs capitalized for tax purposes.............         24,527           21,371
       Depreciation..............................................................         12,853           11,386
       Other.....................................................................         41,406           32,713
                                                                                     -----------      -----------
           Total gross deferred tax assets.......................................        217,433          179,026
           Less valuation allowance..............................................          6,367            4,191
                                                                                     -----------      -----------
           Net deferred tax assets...............................................        211,066          174,835
                                                                                     -----------      -----------
     Deferred tax liabilities:
       Land including deferred gain on sale......................................         (3,305)          (3,629)
       Unamortized debt issuance cost............................................           (276)            (359)
       Accounts receivable - allowance for doubtful accounts.....................         (5,324)          (3,810)
       Undistributed earnings of foreign subsidiaries and affiliated companies...         (5,899)          (4,471)
       Net unrealized gains on securities........................................        (13,939)         (39,396)
       Other.....................................................................         (8,104)          (6,881)
                                                                                     -----------      -----------
           Total gross deferred tax liabilities..................................        (36,847)         (58,546)
                                                                                     -----------      -----------
           Net deferred tax assets...............................................    Yen 174,219          116,289
                                                                                     ===========      ===========

     The valuation allowance for deferred tax assets as of January 1, 1999 was Yen4,722 million. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of Yen2,176 million and a decrease of Yen531 million, respectively.

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more

                          CANON INC. AND SUBSIDIARIES
     likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2000.

     At December 31, 2000, Canon had net operating losses carried forward for income tax purposes of approximately Yen10,909 million which were available to reduce future income taxes, if any. Approximately Yen9,951 million of the operating losses expire through 2009 while the remainder have an indefinite carryforward period.

     Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

     Canon has not recognized deferred tax liabilities of approximately Yen28,549 million for the portion of undistributed earnings of foreign subsidiaries that arose in 2000 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2000, such undistributed earnings of these subsidiaries were approximately Yen328,072 million.

(11) Common Stock
     ------------
     During the years ended December 31, 2000, 1999 and 1998, the Company issued 4,071,325 shares, 1,249,828 shares and 3,506,936 shares of common stock, respectively. The issuance of 3,176,373 shares during the year ended December 31, 2000 was in connection with the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. ("Canon Chemicals"). The acquisition of the minority interest was consummated on November 7, 2000, whereby Canon Chemicals became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 and exercise of warrants were accounted for in accordance with the provisions of the Japanese Commercial Code by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(12) Legal Reserve and Cash Dividends
     --------------------------------
     The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating positive Yen13,130 million at December 31, 2000 is included in retained earnings.

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2000, 1999 and 1998 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the semiannual dividend of Yen12.50 per share, aggregating Yen10,945 million, subsequently proposed by the Board of Directors in respect of the year ended December 31, 2000, or for the related appropriation to the legal reserve.

     Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

                          CANON INC. AND SUBSIDIARIES

     The amount of retained earnings available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with United States generally accepted accounting principles, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. Retained earnings in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to Yen614,918 million at December 31, 2000.

(13) Noncash Financing Activities
     In the years ended December 31, 2000, 1999 and 1998, common stock issued and additional paid-in capital arising from conversion of convertible debt amounted to Yen1,335 million, Yen1,871 million and Yen5,234 million, respectively.

     As a result of the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. during the year ended December 31, 2000, goodwill classified as other assets, common stock and additional paid-in capital increased by Yen4,116 million, Yen159 million and Yen14,430 million, respectively, and also minority interests decreased by Yen10,473 million.

(14) Other Comprehensive Income (Loss)
     Change in accumulated other comprehensive income (loss) is as follows:

                                                                               Millions of yen
                                                                 --------------------------------------------
                                                                      2000            1999           1998
                                                                 --------------   ------------    ----------
     Foreign currency translation adjustments:
       Balance at beginning of year...........................   Yen   (127,148)       (66,372)      (32,644)
       Adjustments for the year.................................         22,999        (60,776)      (33,728)
                                                                 --------------   ------------    ----------
       Balance at end of year...................................       (104,149)      (127,148)      (66,372)
                                                                 --------------   ------------    ----------
     Net unrealized gains on securities:
       Balance at beginning of year.............................         48,699          7,442        10,501
       Adjustments for the year.................................        (34,532)        41,257        (3,059)
                                                                 --------------   ------------    ----------
       Balance at end of year...................................         14,167         48,699         7,442
                                                                 --------------   ------------    ----------
     Minimum pension liability adjustments:
       Balance at beginning of year.............................        (29,858)       (38,555)      (21,890)
       Adjustments for the year.................................        (26,742)         8,697       (16,665)
                                                                 -------------    ------------    ----------
       Balance at end of year...................................        (56,600)       (29,858)      (38,555)
                                                                 -------------    ------------    ----------
     Total accumulated other comprehensive income (loss):
       Balance at beginning of year.............................       (108,307)       (97,485)      (44,033)
       Adjustments for the year.................................        (38,275)       (10,822)      (53,452)
                                                                 -------------    ------------    ----------
       Balance at end of year................................... Yen   (146,582)      (108,307)      (97,485)
                                                                 ==============   ============    ==========

                          CANON INC. AND SUBSIDIARIES

     Tax effects allocated to each component of other comprehensive income
     (loss) and reclassification adjustments are as follows:


                                                                                           Millions of yen
                                                                            ---------------------------------------------
                                                                                                 Tax
                                                                            Before-tax        (expense)       Net-of-tax
                                                                              amount         or benefit         amount
                                                                            ------------     ------------     -----------
     2000:
       Foreign currency translation adjustments:
         Amount arising during the year on investments in foreign
           entities held at end of year...................................  Yen   25,581           (1,392)         24,189
         Reclassification adjustments for the portion of gains and losses realized upon sale or liquidation of investments in foreign
           entities.......................................................        (1,195)               5          (1,190)
                                                                            ------------        ---------       ---------
         Net change in foreign currency translation adjustments during
           the year.......................................................        24,386           (1,387)         22,999
       Net unrealized gains on securities:
         Amount arising during the year on securities held at end of
           year...........................................................       (57,484)          24,409         (33,075)
         Reclassification adjustments for gains and losses realized in
           net income.....................................................        (2,505)           1,048          (1,457)
                                                                            ------------        ---------       ---------
         Net change in net unrealized gains on securities during the
           year...........................................................       (59,989)          25,457         (34,532)
       Minimum pension liability adjustments..............................       (46,107)          19,365         (26,742)
                                                                            ------------        ---------       ---------
       Other comprehensive income (loss)..................................  Yen  (81,710)          43,435         (38,275)
                                                                            ============        =========       =========

                          CANON INC. AND SUBSIDIARIES


                                                                                           Millions of yen
                                                                           ----------------------------------------------
                                                                                                 Tax
                                                                            Before-tax        (expense)       Net-of-tax
                                                                              amount         or benefit         amount
                                                                           ------------      -----------      -----------
     1999:
       Foreign currency translation adjustments:
         Amount arising during the year on investments in foreign
           entities held at end of year...................................  Yen  (61,023)            239          (60,784)
         Reclassification adjustments for the portion of gains and losses realized upon sale or liquidation of investments in foreign
           entities.......................................................             8              --                8
                                                                           -------------     -----------      -----------
         Net change in foreign currency translation adjustments during
           the year.......................................................       (61,015)            239          (60,776)
       Net unrealized gains on securities:
         Amount arising during the year on securities held at end of
           year...........................................................        79,789         (37,914)          41,875
         Reclassification adjustments for gains and losses realized in
           net income.....................................................        (1,246)            628             (618)
                                                                           -------------     -----------      -----------
         Net change in net unrealized gains on securities during the
           year...........................................................        78,543         (37,286)          41,257
       Minimum pension liability adjustments..............................        16,409          (7,712)           8,697
       Other comprehensive income (loss).................................. Yen    33,937         (44,759)         (10,822)
                                                                           =============     ===========      ===========
     1998:
       Foreign currency translation adjustments........................... Yen   (34,402)            674          (33,728)
       Net unrealized gains on securities:
         Amount arising during the year on securities held at end of
           year...........................................................        (9,897)          5,642           (4,255)
         Reclassification adjustments for gains and losses realized in
           net income.....................................................         2,439          (1,243)           1,196
                                                                           -------------     -----------      -----------
         Net change in net unrealized gains on securities during the
           year...........................................................        (7,458)          4,399           (3,059)
       Minimum pension liability adjustments..............................       (34,010)         17,345          (16,665)
                                                                           -------------     -----------      -----------
       Other comprehensive income (loss).................................. Yen  (75,870)          22,418          (53,452)
                                                                           =============     ===========      ===========

                          CANON INC. AND SUBSIDIARIES

(15) Net Income per Share
     --------------------
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

                                                                                       Millions of yen
                                                                    ----------------------------------------------------
                                                                        2000               1999                 1998
                                                                    ------------       -------------         -----------
     Net income available to common stockholders..................  Yen  134,088              70,234             109,569
     Effect of dilutive securities:
       1% Japanese yen convertible debentures, due 2002...........            45                  45                  43
       1-2/10% Japanese yen convertible debentures, due 2005......            50                  50                  59
       1-3/10% Japanese yen convertible debentures, due 2008......            91                  89                 108
       Other......................................................             -                   -                  (2)
                                                                    ------------       -------------         -----------
     Diluted net income...........................................  Yen  134,274              70,418             109,777
                                                                    ============       =============         ===========

                                                                                     Number of shares
                                                                    ----------------------------------------------------
     Average common shares outstanding............................   872,606,481         870,699,219         868,915,888
     Dilutive effect of:
       1% Japanese yen convertible debentures, due 2002...........     3,322,850           3,649,401           3,991,367
       1-2/10% Japanese yen convertible debentures, due 2005......     3,629,772           4,029,084           4,609,783
       1-3/10% Japanese yen convertible debentures, due 2008......     6,687,888           7,369,714           8,220,954
       Other......................................................         3,937              15,994              25,427
                                                                    ------------       -------------         -----------
     Diluted common shares outstanding............................   886,250,928         885,763,412         885,763,419
                                                                    ============       =============         ===========

                                                                                           Yen
                                                                    ----------------------------------------------------
     Net income per share:
         Basic....................................................  Yen   153.66               80.66              126.10
         Diluted..................................................        151.51               79.50              123.93

(16) Foreign Exchange Risk Management and Interest Rate Risk Management
     ------------------------------------------------------------------
     Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon does not hold or issue financial instruments for trading purposes.

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

     Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2000 and 1999 are set forth below:

                                                  Millions of yen
                                             -------------------------
                                                 2000           1999
                                             ------------     --------
     Forwards and swaps:
         To sell foreign currencies......... Yen  361,279      170,931
         To buy foreign currencies..........        9,600       12,110
         Receive-fixed interest rate swaps..       40,000       41,024
         Pay-fixed interest rate swaps......       73,538       66,905

     The Company and certain of its subsidiaries enter into foreign exchange forward contracts and currency swaps to hedge the risk of fluctuation in foreign currency exchange rates associated with certain trade receivables, long-term debt and anticipated sales transactions (including firm commitments) denominated in foreign currencies. The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debt denominated in foreign currencies which have the same terms as underlying debts. Interest rate swap contracts are generally used by the Company and certain of its subsidiaries to offset changes in the rates paid on long-term debt. Interest rate swap contracts outstanding at December 31, 2000 mature between 2001 and 2002.

(17) Commitments and Contingent Liabilities
     --------------------------------------
     At December 31, 2000, commitments outstanding for the purchase of property, plant and equipment approximated Yen51,656 million. Contingent liabilities for guarantees of bank loans to employees and to affiliated and other companies amounted to approximately Yen55,202 million.

     Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen19,195 million and Yen20,188 million at December 31, 2000 and 1999, respectively, and are reflected in noncurrent receivables and restricted funds on the accompanying consolidated balance sheets.

     Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2000 are as follows:

                                                          Millions of yen
     Year ending December 31:                             ---------------
     2001............................................        Yen 12,854
     2002............................................             9,824
     2003............................................             7,366
     2004............................................             5,327
     2005............................................             4,074
     Later years.....................................             7,364
                                                             ----------
         Total future minimum lease payments.........        Yen 46,809
                                                             ==========

(18) Disclosures about the Fair Value of Financial Instruments
     ---------------------------------------------------------
     Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses
     The carrying amount approximates fair value because of the short maturity of these instruments.

     Marketable securities and Investments
     The fair values of Canon's marketable securities and investments are based on quoted market prices.

     Noncurrent receivables and restricted funds
     The fair values of Canon's noncurrent receivables and restricted funds are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2000 and 1999 totaled Yen27,626 million and Yen29,771 million, respectively, which approximate fair values.

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

     The estimated fair values of Canon's financial instruments at December 31, 2000 and 1999 are summarized as follows:

                                                                                Millions of yen
                                                           ---------------------------------------------------------
                                                                     2000                             1999
                                                           -------------------------       -------------------------
                                                           Carrying        Estimated       Carrying        Estimated
                                                            Amount        Fair Value        Amount        Fair Value
                                                           ---------      ----------       --------       ----------
     Nonderivatives:
         Assets:
           Marketable securities and Investments..........Yen 88,197          88,197        141,546          141,546
         Liabilities:
           Long-term debt, including current installments.  (181,420)       (225,188)      (190,351)        (228,264)

     Derivatives relating to:
         Trade receivables and anticipated sales
         transactions:
           Assets.........................................       293             293          1,385            1,635
           Liabilities....................................   (22,486)        (20,220)          (947)            (207)
         Long-term debt, including current installments:
           Foreign exchange contracts:
             Liabilities..................................        --              --         (2,155)          (2,155)
           Interest rate swaps:
             Assets.......................................       349           1,384            369            2,377
             Liabilities..................................       (49)           (584)           (71)            (103)


     Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(19) Supplementary Expense Information
     ---------------------------------

                                                                          Millions of yen
                                                               -------------------------------------
                                                                  2000           1999         1998
                                                               -----------     --------     --------
     Research and development.............................     Yen 194,552      177,922      176,967
     Depreciation of property, plant and equipment........         144,043      155,682      159,888
     Rent.................................................          42,963       48,236       53,923
     Advertising..........................................          67,840       67,544       76,911
     Exchange loss (gain).................................          20,195        3,387       (1,189)


                                                                                                                Schedule II

                                                CANON INC. AND SUBSIDIARIES

                                             Valuation and Qualifying Accounts

                                        Years ended December 31, 2000, 1999 and 1998

                                                                                                  Add
                                             Balance at          Add           Deduct           (deduct)         Balance
                                            beginning of      charge to       bad debts       translation       at end of
                                               period          income        written off      adjustments        period
                                            ------------      ---------      -----------      -----------      -----------
                                                                          (Millions of yen)
Year ended December 31, 2000:
 Allowance for doubtful Receivables....      Yen 15,089       Yen 4,603       Yen 3,004        Yen  1,174       Yen 17,862
                                             ==========       =========       =========        ==========       ==========
Year ended December 31, 1999:
 Allowance for doubtful Receivables....      Yen 16,435       Yen 4,622       Yen 3,685        Yen (2,283)      Yen 15,089
                                             ==========       =========       =========        ==========       ==========
Year ended December 31, 1998:
 Allowance for doubtful Receivables....      Yen 15,997       Yen 6,275       Yen 4,239        Yen (1,598)      Yen 16,435
                                             ==========       =========       =========        ==========       ==========

Item 18. Financial Statements

     Not applicable.

Item 19. Financial Statements and Exhibits

     (a) Following Consolidated financial statements and Schedule are listed in
Item 17. "Financial Statements."

                                                                     Page number
                                                                     -----------

Consolidated financial statements of Canon Inc. and Subsidiaries:

      Independent Auditors' Report............................................49

      Consolidated Balance Sheets as of December 31, 2000 and 1999............50

      Consolidated Statements of Income for the years ended December 31, 2000,
        1999 and 1998.........................................................51

      Consolidated Statements of Stockholders' Equity for the years ended
        December 31, 2000, 1999 and 1998......................................52

      Consolidated Statements of Cash Flows for the years ended December 31,
        2000, 1999 and 1998...................................................53

      Notes to Consolidated Financial Statements..............................54

      Schedule:

      Independent Auditors' Report on Schedule................................49

      Schedule II  Valuation and Qualifying Accounts for the years ended
          December 31, 2000, 1999 and 1998....................................76

     (b) Following Exhibits are listed in Item 19. "Financial Statements and Exhibits."

Exhibit:

      Regulation for Handling of Shares of Canon Inc. (Translation)...........80

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CANON INC.
                                                 (Registrant)


                                                 By: Toshizo Tanaka
                                                    ----------------------------
                                                     (Senior Managing Director)


                                                 Canon INC.
                                                 30-2, Shimomaruko 3-chome,
                                                 Ohta-ku, Tokyo 146-8501, Japan


Date  June 14, 2001

                                 EXHIBIT INDEX


                                                                                Subsequently
Exhibit number                               Title                              Numbered Page
--------------                               -----                              -------------
Exhibit 1.1      Regulation for Handling of Shares of Canon Inc. (Translation)..      80