Form 20-F
period 2001-12-31
CANON INC
filed 2002-06-28
CIK 16988

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------



                                   FORM 20-F


     (      )           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                         OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                              OR
     (  X   )            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                            OF THE SECURITIES EXCHANGE ACT OF 1934
                          For the fiscal year ended December 31, 2001
                      ---------------------------------------------------
                                Commission file number 0-12131
                      ---------------------------------------------------
                                              OR
     (      )          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                            OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from ______ to ______



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

Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                                    Name of each exchange
         Title of each class                         on which registered
---------------------------------------         -------------------------------
(1) Common Stock (the "shares")                     New York Stock Exchange

(2) American Depositary Shares ("ADSs"),
    each of which represents one share              New York Stock Exchange



Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)

               -------------------------------------------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None
                                (Title of Class)

-------------------------------------------------------------------------------

   * American Depositary Receipts for 50,000,000 American Depositary Shares, each American Depositary Share representing 1 share of common stock of Canon Inc., were registered under the Securities Act of 1933.

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2001, 876,282,332 shares of common stock, including 22,265,749 ADSs, were outstanding.

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

Item 4. Information on the Company...........................................4

      A.  History and development of the Company.............................4
      B.  Business overview..................................................5
          Products...........................................................6
          Marketing and distribution.........................................8
          Service............................................................9
          Net sales by product group and region of origination...............9
          Seasonality.......................................................10
          Sources of supply.................................................10
          Competition.......................................................10
          Patents and licenses..............................................11
          Regarding the environment.........................................11
      C.  Organizational structure..........................................11
      D.  Property, plants and equipment....................................12

Item 5. Operating and Financial Review and Prospects........................15

      A.  Operating Results.................................................15
          General...........................................................15
          Overview..........................................................15
          Consolidated result of operations.................................15
             Fiscal 2001 compared with fiscal 2000..........................15
             Fiscal 2000 compared with fiscal 1999..........................21
             Foreign operations and foreign currency transactions...........26
      B.  Liquidity and capital resources...................................26
          Liquidity.........................................................26
          Capital resources.................................................26
      C.  Research and development, patents and licenses, etc...............27
      D.  Trend information.................................................27
          Critical accounting policy........................................27
          Looking forward...................................................28

Item 6. Directors, Senior Management and Employees..........................30

      A.  Directors and senior management...................................30
      B.  Compensation......................................................34
      C.  Board practices...................................................34
      D.  Employees.........................................................34
      E.  Share ownership...................................................35

Item 7. Major Shareholders and Related Party Transactions...................35

      A.  Major shareholders................................................35
      B.  Related party transactions........................................36
      C.  Interests of experts and counsel..................................36

Item 8. Financial Information...............................................36

      A.  Consolidated statements and other financial information...........36
          Consolidated statements...........................................36
          Legal proceedings.................................................36
          Dividend policy...................................................36
      B.  Significant changes...............................................37

Item 9. The Offer and Listing...............................................37

      A.  Offer and listing details.........................................37
          Trading in domestic markets.......................................37
          Trading in foreign markets........................................37
      B.  Plan of distribution..............................................38
      C.  Markets...........................................................38

Item 10. Additional Information.............................................38

      A.  Share capital.....................................................38
      B.  Memorandum and articles of association............................38
      C.  Material contracts................................................38
      D.  Exchange controls.................................................39
      E.  Taxation..........................................................40
      F.  Dividends and paying agents.......................................42
      G.  Statement by experts..............................................42
      H.  Documents on display..............................................42
      I.  Subsidiary information............................................42

Item 11. Quantitative and Qualitative Disclosures About Market Risk.........43

          Market risk exposures.............................................43
          Equity price risk.................................................43
          Foreign exchange and interest rate risk...........................43

Item 12. Description of Securities Other than Equity Securities.............46

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies....................47

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds................................................47

Item 15. [Reserved].........................................................48

Item 16. [Reserved].........................................................48

                                    PART III

Item 17. Financial Statements...............................................49

          Independent Auditors' Report......................................50
          Consolidated Balance Sheets.......................................51
          Consolidated Statements of Income.................................52
          Consolidated Statements of Stockholders' Equity...................53
          Consolidated Statements of Cash Flows.............................54
          Notes to Consolidated Financial Statements........................56
          Valuation and Qualifying Accounts.................................89

Item 18. Financial Statements...............................................90

Item 19. Financial Statements and Exhibits..................................90

SIGNATURES..................................................................91

EXHIBIT INDEX...............................................................92

REGULATION FOR HANDLING OF SHARES OF CANON INC..............................93

ARTICLES OF INCORPORATION OF CANON INC......................................99

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Report is as of December 31, 2001 unless otherwise specified.

As used herein, "Canon" and the "Company" refer to Canon Inc. and its subsidiaries and Canon Inc., respectively, unless the context otherwise indicates.

On March 29, 2002, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen132.70 = U.S.$1.

The Company's fiscal year end is December 31. In this Annual Report "fiscal 2001" refers to the Company's fiscal year ended December 31, 2001, and other fiscal years of the Company are referred to in a corresponding manner.


FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon's targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data *1:              2001               2000               1999                1998               1997
--------------------------         --------------    ---------------    ---------------    ---------------   ---------------
                                            (Millions of yen except average number of shares and per share data)
Net sales..................        Yen  2,907,573    Yen   2,696,420    Yen   2,530,896    Yen   2,736,084   Yen   2,669,534
Operating profit...........               281,839            234,131            168,344            254,932           266,336
Income before cumulative
  effect of change
  in accounting principle...              163,869            134,088             70,234            109,569           118,813
Net income.................               167,561            134,088             70,234            109,569           118,813
Advertising................                66,837             67,840             67,544             76,911            75,800
Research and development...               218,616            194,552            177,922            176,967           170,793
Depreciation...............               147,286            144,043            155,682            159,888           137,777
Capital expenditure........               207,674            170,986            200,386            221,401           219,779
Long-term debt.............                95,526            142,925            165,277            180,320           226,889
Common stock...............               165,287            164,796            163,969            163,033           160,411
Stockholders' equity.......             1,458,476          1,298,914          1,202,003          1,155,520         1,109,511
Total assets...............             2,844,756          2,832,125          2,587,532          2,728,329         2,872,779

Average number of shares
 (Thousands)...............               875,960            872,606            870,699            868,916           862,664

Per share data:
Income before cumulative effect of change in accounting principle:
 Basic..........................   Yen     187.07    Yen      153.66    Yen       80.66    Yen      126.10   Yen      137.73
 Diluted........................           184.55             151.51              79.50             123.93            134.60
Net income:
 Basic..........................   Yen     191.29    Yen      153.66    Yen       80.66    Yen      126.10   Yen      137.73
 Diluted........................           188.70             151.51              79.50             123.93            134.60
Cash dividends declared.........            25.00              21.00              17.00              17.00             17.00
Cash dividends declared (US$)*2.   $        0.196    $         0.179    $         0.164    $         0.134   $         0.134

Notes:

     1. The above financial data are provided in conformity with accounting principles generally accepted in the United States of America.

     2. Annual cash dividends declared (US$) translated from yen based on a weighted average of the noon buying rates for yen in New York city as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods indicated and the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

Yen exchange rates per U.S. dollar:             Average          Term end         High           Low
-------------------------------------         -----------      -----------    -----------    -----------
1997.......................................   Yen  121.85      Yen  130.45    Yen  111.42    Yen  131.08
1998.......................................        130.88           113.08         113.08         147.14
1999.......................................        112.79           102.16         101.53         124.45
2000.......................................        108.37           114.35         101.70         114.62
2001 -Year.................................        122.18           131.04         114.26         131.47
     -1(st) half...........................                         124.73         114.26         126.75
     -July.................................                         125.00         122.85         125.85
     -Aug..................................                         118.75         118.75         124.87
     -Sept.................................                         119.23         115.89         121.08
     -Oct..................................                         122.54         120.20         122.99
     -Nov..................................                         123.22         119.98         124.44
     -Dec..................................                         131.04         123.90         131.47
2002 -Jan..................................                         134.06         130.93         134.64
     -Feb..................................                         133.96         132.26         134.77
     -Mar..................................                         132.70         127.07         133.46
     -Apr..................................                         128.45         128.13         133.40
     -May..................................                         124.13         123.08         128.66


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

     D. Risk factors

     Canon is a high-technology oriented company which operates globally and has numerous core businesses. Canon is subject to risks including economic and foreign exchange rate risks, industry and business risks and financial risks, particularly in its principal markets, North America, Europe and Japan. These risks are described below:

     o Because the demand for information technology products is highly cyclical, Canon's sales of business machines may be adversely affected by any downturn in the demand for information technology products.

     o Sales of steppers and aligners depend heavily on the amount of capital investment on DRAM production facilities by semiconductor manufacturers. Such capital investment would be adversely affected by a price decline of DRAM, which would adversely affect our sales of steppers and aligners.

     o Canon's camera business and a substantial portion of its printer business depend upon seasonal consumer spending.

     o As a result of the cyclical changes in the demand for business machines, changes in capital expenditure on DRAM production facilities and the seasonal changes in consumer spending, Canon's net sales may fluctuate significantly.

     o If Canon fails to continue developing and marketing products that incorporate new technology on a timely basis, its performance will be adversely affected.

     o Canon sells laser beam printers on an original equipment manufacturing (OEM) basis to Hewlett-Packard Co. Such sales constituted approximately 21% of consolidated net sales for the year ended December 31, 2001. Canon's operating results could be significantly and adversely affected by a reduction or loss of that business.

     o The market for traditional imaging products, such as analog copying machines and silver-halide cameras, is experiencing declining demand, which could cause Canon's sales to decline and harm its operating results.

     o The digital camera business in which Canon operates is highly competitive.

     o Canon's business for steppers and aligners relies on a limited number of customers and suppliers.

     o Canon is subject to increasing financial and reputational risks due to product quality and liability issues. Though Canon makes efforts to prevent these issues in advance, there is no assurance that Canon will be able to completely eliminate occurrences of the aforementioned issues. Occurrences of such issues may adversely affect our business and financial condition.

     o Canon's success depends on the value of its brand name, and if the value of the brand name were to diminish, its revenues, operating results and prospects would be adversely affected.

     o Failure to adequately protect the intellectual property rights upon which Canon depends could harm Canon's business.

     o Defending against intellectual property claims by others could harm Canon's business.

     o Canon is dependent on the attraction and retention of key personnel and highly qualified professionals.

     o Canon's physical facilities and information systems and securities are subject to damage as a result of disasters, outages or similar events.

     o Canon's performance would be adversely affected by an economic decline in North America, Europe and Japan.

     o A significant economic downturn in North America, Europe or Japan would intensify competitive pricing pressure, especially in consumer products such as printers and cameras, which could adversely affect Canon's profitability.

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

     o Canon holds marketable securities and marketable investments, which exposes it to equity price risks. A downturn in the market for these instruments could adversely affect their value resulting in losses.

     o Canon's business is subject to environmental laws and regulations, including though associated with the use and handling of hazardous substances, waste disposal, product recycling, wastewater discharges and ground-water contamination.

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

     In the late 1950s, Canon entered the business machines field utilizing technology obtained through the development of photographic and optical products. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, faxes, laser beam printers, bubble jet printers, computers, video camcorders and digital cameras.

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

     o In 1999, the Canon Inc. Ayase Office was established with the goal of reinforcing the R&D structure for semiconductor-related devices in Kanagawa, Japan.

     o In 2000, the Canon Inc. Optics R&D Center, an R&D facility for optical technology, was established in Tochigi, Japan.

     o In 2000, Canon listed its American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE).

     o On April 2001, Canon Vietnam Co., Ltd. was established as a production site for bubble jet printers in Hanoi, Vietnam.

     o On June 2001, Canon Zhongshan Business Machines Co., Ltd. was established as a production site for laser beam printers in Zhongshan, China.

     o On September 2001, Canon (Suzhou) Inc. was established as a production site for digital copying machines and digital multifunction devices in Suzhou, China.

     On January 31, 2002, Canon Inc.'s Board of Directors adopted a resolution to separate the Ueno Chemical Products Plant into a newly established wholly-owned subsidiary, Ueno Canon Materials Inc., and transfer such business to the new company, effective April 1.

     Canon Inc. and Canon Components, Inc. (CCI) executed a Share Exchange Agreement that provides for making CCI a wholly-owned subsidiary of Canon Inc. as of May 1, 2002, through a share exchange in accordance with a Memorandum of Understanding executed on January 31, 2002.

     On March 6, 2002, Canon Inc. announced the closing of Canon Business Machines, Inc. (CBM) of Costa Mesa, California, a manufacturer and CBM's subsidiary in Tijuana, Mexico, Canon Business Machines de Mexico, S.A. de C.V. Both companies were engaged in the production of Canon's ink jet printers and related consumable supplies. The companies ceased operations at the end of May 2002, and will be liquidated.

     In fiscal 2001, 2000 and 1999, Canon's capital expenditures were Yen207,674 million, Yen170,986 million and Yen200,386 million respectively. In 2001, major capital expenditure included mainly the construction of a new corporate headquarters office and the expansion of manufacturing facilities to enable increased production of semiconductor production equipment in Japan. For the fiscal 2002 Canon projected that its capital expenditures would amount to approximately Yen205,000 million. It consists principally of facilities for production of the next-generation semiconductor production equipment and the development of new electronic devices in Japan. Canon anticipates that funds needed to fulfill these capital expenditures will be generated internally through operations.

     B. Business overview

     Canon is one of the world's leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras and steppers.

     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 71% of the consolidated net sales in fiscal 2001 were generated outside Japan; approximately 34% in the Americas, 28% in Europe and 9% in other areas.

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

     o    In 1996, Canon developed the Advanced Photo System (APS) cameras;

     o In 1998, Canon developed the CXDI-11 x-ray digital camera, a medical imaging product with a Large Area New-MIS sensor and TFT sensor (LANMIT); and

     o In 2000, Canon developed the iR3250, new-generation networked digital multifunction devices which provided document collation and distribution function.

     Canon's research and development activities range from basic research to product-oriented research directed at keeping and increasing the technological leadership of Canon's products in the market.

     Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risks and production cost, Canon has increased overseas production and the use of local parts. Canon has manufacturing subsidiaries in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam, and a manufacturing joint ventures in Korea.

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

     Copying machines

     Canon manufactures, markets and services a wide range of copying machines, including analog copying machines, digital copying machines, full-color digital copying machines and personal copying machines.

     The office-use market is subject to rapid change, and customer preferences continue to shift from analog copying machines to high-speed digital products. To respond this trend Canon has strengthened its lineup of digital multifunction devices (MFDs) of 16 to 105 copy-per-minute in the imageRUNNER
(iR) series, which have versatile functions, such as copying, printing, scanning and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value.

     Canon has a powerful line of full-color copying machines for users from professional graphic designers to business offices. The trend in printing industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand (POD) and personalized printing. Canon's high-end MFDs and full-color digital copying machines can be applied to the POD market.

     Canon has dominant market share in monochrome copying machines for personal use. Expanding demand for analog products is shown in Asia, Russia and Eastern Europe. Canon also introduced new digital product in Western market in response to the shift in demand toward digital products

     The copying machines category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals

     Computer peripherals include laser beam printers (LBPs), bubble jet (BJ) printers and scanners.

     Developed and fostered by Canon, laser beam printers are the de facto standard output peripherals for offices. Canon's LBPs are relatively small in size and have high-quality printing capabilities attributable to Canon's expertise in laser beam printing and plain paper copying technologies. Canon's adoption of a user-replaceable toner cartridge system containing optical components makes its LBPs easy to maintain. Most of Canon LBP sales are on an OEM basis. Canon also distributes Canon Brand LBP in Japan, Europe and Oceania market.

     As the inventor of bubble jet printing technology, Canon continues to provide customers with the best performance the technology has to offer. The rising popularity of broadband data communication and digital cameras is creating new demand for faster output of first-rate images. In response, Canon has developed bubble jet printers with ultrahigh-density print heads and bi-directional printing to provide the ultimate in printing speed and image quality. Canon's adoption of an independent ink tank system for each color of ink, allowing users to change only those inks that run out, reduces printer-running costs.

     Canon markets a wide variety of products for a spectrum of user needs, including image scanners in CanoScan N series using Contact Image Sensor, scanners with charge-coupled devices (CCDs) for high resolution that can also scan film in the CanoScan D series, and film scanners that handle both 35 mm film and APS cartridge. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy PC connection via USB interface.

      Business systems

     Business systems primarily consists of fax machines, document scanners and personal information products. Also included is work stations and personal computers.

     Canon produces a broad range of fax machines, from high performance machines for business use to small and economical machines for personal use. Canon has incorporated its laser beam and Bubble Jet printing technologies into small and full-scale office-use facsimile machines. Canon offers easy-to-operate, high-speed Super G3 and ISDN (G4) models and ultrahigh-speed models that can simultaneously use two distinct fax lines. Canon also offer flatbed multifunction facsimile machines, sold under the MultiPASS brand name, with copying, printing and scanning functions in addition to faxing. The entire lineup is renowned for its low energy consumption and low noise.

     With the movement toward digitalization, the need to scan documents into text data or image data is expanding. Canon's document scanners rapidly and efficiently digitize large volumes of information on paper. Canon offers a wide range of scanner models, color capable compact sheetfed types and a flatbed model suitable for book-type documents. Canon also offers a hybrid model that can create microfilm records while digitizing the information. Canon's diverse lineup meets increased demands for digitizing office documents to share across Inter/intranet platforms or to capture data from forms with OCR.

     Canon's calculator operations, from development to production and marketing, are centered in Hong Kong. The Canon tradition of technological innovation, which made possible the world's first 10-key desktop calculator in 1964, has been inherited by its personal information products, from calculators with printers to electronic dictionaries. Canon continues to develop distinct, appealing personal information products that accurately reflect trends and demand.

     The work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers' own brand names.

     Cameras

     Canon manufactures and markets a wide range of 35mm focal plane shutter cameras with interchangeable lenses, 35mm leaf shutter cameras with fixed lenses (L/S), APS cameras and digital cameras. Canon also manufactures and markets video camcorders, lenses and various camera accessories.

     Canon's SLR cameras are designed to meet needs from amateurs to professionals. These cameras incorporate innovative technologies such as 45-point area autofocus, eye-controlled autofocus, depth-of field control, Base-stored Image Sensor, the CMOS sensor, and a fully electronic mount system to transmit between the lens and camera chassis. Canon also offers a comprehensive line-up of compact cameras to satisfy the needs of users everywhere, from models with high-performance zoom lenses to models with large enhanced viewfinders and full water resistance.

     Canon provides full line-up video camcorders from versatile, compact and stylish models to its flagship models for professionals. Canon's video camcorders come equipped with optical Image Stabilizer, RGB primary color filters, progressive -scan CCDs.And an adoption of megapixel CCDs, SD memory cards and USB connectivity expand the user's creative possibilities.

     Digital cameras are rapidly becoming common tools to input images into PCs. In addition to ensuring the best possible image quality throughout its lineup, Canon offers compact digital cameras that are easy to use and to carry. Canon also offers a high-end model with a high-image-quality CCD and zoom functions, as well as the EOS D series of digital SLR cameras, compatible with EF series lenses. Canon's CP series of dye-sublimation photo printers lets users output digital photos without having to use a PC, thereby creating a new photo-processing culture for digital camera users.

     Optical and other products

     Canon's optical and other products includes semiconductor production equipment, broadcasting lenses, medical equipment and electronic components.

     Semiconductor production equipment includes steppers, aligners and tools necessary for semiconductor chip production. Canon has commercialized a Krypton Fluoride (KrF) excimer-laser steppers, an Argon Fluoride (ArF) excimer-laser scanning steppers, mask aligner and so on. At the top of its class, the FPA-5000AS3 ArF excimer laser scanning stepper has 0.10-micron precision and can be used to manufacture 4Gb DRAMs. And Canon is involved in developing next-generation products, using F2 lasers and X-rays.

     Broadcasting lenses used to capture images from sports and news events, concerts and studio broadcasts. Canon is the world leader in television broadcasting lenses.

     Medical equipments include X-ray cameras, retinal cameras, autofractmeters and image-processing equipments for computerized diagnostic systems. Canon's pioneering digital radiography system takes X-ray photography and medical diagnosis into the digital age.

     Other products such as electronic components, which are magnetic heads for audio and video tape recorders and micro-motors for printers and other components, which are sold primarily to equipment manufactures. Canon has also been developing a cost efficient solar-power system that incorporates amorphous silicon technology which is used Canon's high-end monochrome copying machines.

Marketing and distribution

     Canon sells its products primarily through subsidiaries with responsibility for specific geographic areas. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities.

     In Japan, Canon sells its products primarily through Canon Sales Co., Inc., mainly to dealers and retail outlets.

     In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., to retail outlets. Some copying machine sales are made directly to end-users and a portion of other business machine sales are made through distributors.

     In Europe, Canon sells its products primarily through Canon Europa N.V., Which sells primarily through subsidiaries or independent distributors to dealers And retail outlets in each locality. In addition, copying machines are sold directly to end-users by Canon (U.K.) Ltd. in the United Kingdom, by Canon Deutschland GmbH in Germany and by Canon France S.A. in France.

     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. On January 2002, Canon reorganized its sales organization in Asia as Canon Asia Marketing Group to reinforce regional operations.

     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Co. Hewlett-Packard Co. resells these printers under the "hp LaserJet" and "hp color LaserJet" name. During the year ended December 31, 2001, such sales constituted approximately 21% of consolidated net sales.

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

Net sales by product group and region of origination

                                                               Years ended December 31
                               -------------------------------------------------------------------------------------
Net sales by product group               2001                            2000                          1999
----------------------------   ------------------------       ------------------------      ------------------------
                                                        (Millions of yen except percentage data)
Business machines:
   Copying machines.........   Yen   891,814      30.7%       Yen   772,557      28.7%       Yen   787,359      31.1%
   Computer peripherals.....       1,025,352      35.3            1,022,994      37.9              938,651      37.1
   Business systems.........         306,323      10.5              314,859      11.7              351,076      13.9
                               -------------     ------       -------------     ------       -------------    ------
Total business machines.....       2,223,489      76.5            2,110,410      78.3            2,077,086      82.1
Cameras.....................         381,367      13.1              318,234      11.8              273,126      10.8
Optical and other products..         302,717      10.4              267,776       9.9              180,684       7.1
                               -------------     ------       -------------     ------       -------------    ------
     Total..................   Yen 2,907,573     100.0%       Yen 2,696,420     100.0%       Yen 2,530,896     100.0%
                               =============     ======       =============     ======       =============    ======

                                                                 Years ended December 31
                                                  -----------------------------------------------------
Net sales by region of origination                     2001               2000               1999
------------------------------------              --------------    ----------------    ---------------
                                                                    (Millions of yen)
Net sales to unaffiliated customers:
 Japan........................................    Yen    858,580     Yen    832,297     Yen    754,208
 Americas.....................................           983,561            889,377            864,080
 Europe.......................................           805,243            753,979            732,053
 Others.......................................           260,189            220,767            180,555
                                                  --------------     --------------     --------------
   Total......................................    Yen  2,907,573     Yen  2,696,420     Yen  2,530,896
                                                  ==============     ==============     ==============
Intercompany transfers to regions:
 Japan........................................    Yen  1,378,031     Yen  1,345,983     Yen  1,205,021
 Americas.....................................            17,475             11,748             14,468
 Europe.......................................             2,449              3,782              3,645
 Others.......................................           299,410            246,024            179,527
                                                  --------------     --------------     --------------
 Eliminations.................................        (1,697,365)        (1,607,537)        (1,402,661)
                                                  --------------     --------------     --------------
   Total......................................                 -                  -                  -
                                                  ==============     ==============     ==============
Total net sales and transfers:
 Japan........................................    Yen  2,236,611     Yen  2,178,280     Yen  1,959,229
 Americas.....................................         1,001,036            901,125            878,548
 Europe.......................................           807,692            757,761            735,698
 Others.......................................           559,599            466,791            360,082
                                                  --------------     --------------     --------------
 Eliminations.................................        (1,697,365)        (1,607,537)        (1,402,661)
                                                  --------------     --------------     --------------
   Total......................................    Yen  2,907,573     Yen  2,696,420     Yen  2,530,896
                                                  ==============     ==============     ==============

Note: Net sales by region of origination is determined by the location of the company, Canon or its subsidiary, originating the sale.

Total operating profit by category is discussed in Item 5A "Operating Results".

Seasonality

     Canon's sales for the 4th quarter period are usually higher than other three quarters mainly owing to strong demand for consumer products, such as cameras and bubble jet printers, during the year-end holiday.

Sources of supply

     Canon purchases a variety of parts and raw materials, such as glass, aluminum, plastic, steel and chemicals for use in product manufacturing. All finished and semi-finished products purchased from outside sources are produced in accordance with Canon's designs and specifications. To reduce production cost, Canon has increased purchase from overseas suppliers. The most important parts purchased by Canon are LSIs which are used in most of its products. Some of the circuits are manufactured in-house. Canon has not experienced any difficulty obtaining parts or raw materials and believes that it will be able to continue to obtain the same in sufficient quantities to meet its needs.

Competition

     Canon encounters intense competition in all areas of its business activity throughout the world. Canon's competitors range from some of the world's major multinational corporations to smaller, highly specialized companies. Canon competes in a number of different business areas, whereas many of its competitors are relatively more focused on one or more individual industries. Consequently, Canon may face significant competition from entities that apply greater financial, technological, sales and marketing or other resources than Canon to their activities in a particular market segment.

     The principal elements of competition which Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that much of its ability to compete effectively depends on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices.

     The competitive environments in which each product group operates are described below:

     o    Business machines

     The markets for copying machines, computer peripherals and business systems are highly competitive. Canon's primary competitors in these markets are Xerox Corporation, Hewlett-Packard Company, Lexmark International Group Inc., Ricoh Company Ltd., and Epson Corporation. Canon believes that it is one of the leading global manufacturers of copying machines, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon's ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based "business solutions" to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to computer networks (ranging in scope from local area networks to the Internet) is often a key to Canon's competitive strength in these markets.

     o    Cameras

     Competition in the camera industry is intense, with many established market participants offering similar products. Canon's primary competitors in conventional film cameras are Nikon Corporation, Minolta Co., Ltd., ASAHI Optical Co., Ltd., Olympus Optical Co., Ltd., and Fuji Photo Film Co., Ltd. Canon's primary competitors in the digital cameras are Sony Corporation, Fuji Photo Film Co., Ltd., Olympus Optical Co., Ltd., Nikon Corporation and Eastman Kodak Company, while its primary competitors in the digital video camcorders are Sony Corporation, Victor Company of Japan Ltd. and Matsushita Electric Industrial Co., Ltd. Canon believes that developing cameras with increasingly high resolution and faster image processing are critical aspects to its ability to remain competitive in the fast-growing digital camera market segment.

     o    Steppers and Aligners

     The market for steppers and aligners, used in the manufacture of semiconductor devices and LCDs, is highly competitive. The market is characterized by a relatively small number of dominant suppliers, since the development of steppers and aligners requires extremely precise design and manufacturing techniques and, as a result, very high levels of capital investment. Canon's primary competitors in the market for steppers and aligners are Nikon Corporation and ASML Holding N.V. Because of the substantial capital expenditures required to install and integrate equipment into a semiconductor production line, semiconductor manufacturers tend to purchase their stepper and aligner production equipment from the vendor that originally constructed the chip fabrication facility. Canon competes principally on its ability to meet and exceed product specifications, including resolution and throughput, quality, reliability and system maintenance cost. Because of the very rapid pace of technological innovation in the semiconductor industry, Canon also believes that its ability to provide new products on a timely basis is also a key competitive consideration for customers seeking to integrate stepper and aligner production systems into the planning and design of their new facilities.

Patents and Licenses

     Canon hold a large number of patents and a large number of patents applications pending in Japan and abroad. According to the Statistical Report issued by U.S. Patent and Trademark Office annually, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States showing a high profile among technology-oriented companies.

     Canon has granted to various Japanese and foreign companies particularly in areas such as electro- photography, Laser Beam Printers, Multi-function Printers and Facsimiles.

     Canon has also entered into cross-licensing agreements with a number of companies, including IBM Corporation in the area of information handling system, Xerox Corporation in the area of business machines and Eastman Kodak Co. in areas of electro-photography and image processing technology.

     Canon licenses many Japanese and foreign patents. And Canon also owns various copyrights and a license to use certain copyrights.

     Although Canon considers its patents, copyrights, licenses and other intellectual property rights to be important to its business, and the effective management of its portfolio of intellectual property rights to be an important objective, it does not believe that its business, as a whole, is dependent on any particular patent, copyright, license or intellectual property rights or group of related patents, copyrights, licenses or intellectual property rights.

Regarding The Environment

     Canon is not aware of any sites that may have an adverse material effect on its liquidity, financial position or results of operations. It is difficult to estimate future environmental expenditure because of the many uncertainties involved, including the future status of the law, regulations, technology and information. Nevertheless, Canon believes that capital expenditure and expenses incurred in complying with current laws for environmental protection will not have a material effect upon its liquidity, financial position or results of operations,

     C. Organizational structure

     The following table lists the significant subsidiaries owned by Canon.

                                                                  Proportion of    Proportion of
                                                               ownership interest   voting power
Name of company                  Head office location                 owned            held
--------------------------   ------------------------------    ------------------  -------------
Canon Sales Co., Inc.....    Tokyo, Japan                             50.1%            50.7%

Canon U.S.A., Inc........    New York, U.S.A.                        100.0%           100.0%

Canon Europa N.V.........    Amstelveen, The Netherlands             100.0%           100.0%

     D. Property, plants and equipment

          Canon's manufacturing is conducted primarily at 17 plants in Japan and 13 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon's plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2001 are as follows:


Name and location                          Floor space      Principal activities and products manufactured
                                           (including
                                          leased space)
---------------------------------         -------------     ---------------------------------------------------
            Domestic                      (Thousands of
                                          square feet)
Shimomaruko Headquarters, Tokyo                   1,623    Develop business machines and cameras; prosecute
  (corporate headquarters)                                 patents; conduct purchasing, quality assurance,
                                                           research, and planning for production engineering and
                                                           technology

Canon Research Center, Kanagawa                     137    Conduct research and development (R&D) of basic and
                                                           advanced technologies for future businesses

Ecology Research Center, Kyoto                       92    Conduct R&D in environmental technologies

Hiratsuka Developmental Center,                     466    Conduct R&D in electronic devices and display
Kanagawa

Ayase Office,                                       314    Conduct R&D in semiconductor devices
Kanagawa

Kosugi Office,                                      398    Conduct R&D in software and systems
Kanagawa

Fuji-Susono Research Park,                          988    Conduct R&D in electrophotographic technologies
Shizuoka

Optics Technology Research Center,                  187    Conduct R&D in optics technologies
Tochigi

Tamagawa Plant, Kanagawa                            422    Produce bubble jet printer consumables

Fukushima Plant, Fukushima                          735    Produce business machines, primarily bubble jet
                                                           printers

Toride Plant, Ibaraki                             2,440    Conduct R&D in electrophotographic technologies,
                                                           Mass-production trials and support, and produce
                                                           copying machines and laser beam printer consumables

Ueno Plant, Mie                                     544    Produce copying machines and laser beam printer
                                                           consumables

Ami Plant, Ibaraki                                1,182    Produce business machines, tools, production
                                                           equipments and optical products

Utsunomiya Plant,                                 1,572    Produce camera lenses and optical products; develop
Tochigi                                                    optical products

Canon Electronics Inc. Plants,                    1,004    Produce laser beam printers, laser beam printer units,
Saitama and Gunma                                          magnetic components, micrographics

Copyer Co., Ltd. Plants,                            615    Produce copying machines and copying machine
Tokyo, Yamanashi and Fukui                                 consumables

Canon Precision Inc. Plants,                        781    Produce micro-motors, precision parts, metal mold
Tokyo, Aomori and Fukushima                                parts and laser beam printer consumables

Canon Aptex Inc. Plants,                            649    Produce copying machine parts and accessories,
Ibaraki and Tokyo                                          bubble jet color card and label printers


Name and location                          Floor space      Principal activities and products manufactured
                                           (including
                                          leased space)
---------------------------------         -------------     ---------------------------------------------------
            Domestic                      (Thousands of
                                          square feet)

Canon Chemicals Inc. Plants,                      1,476    Produce copying machine and laser beam printer
Ibaraki                                                    consumables

Canon Components Inc. Plant,                        734    Produce contact image sensors, bubble jet printer
Saitama                                                    consumables and printed circuits

Oita Canon Inc. Plant,                              323    Produce 35mm and APS cameras, digital video
Oita                                                       camcorders and digital cameras

Nagahama Canon Inc. Plant,                          952    Produce laser beam printers, laser beam printer consumables
Shiga                                                      bubble jet printer consumables and solar panels

Canon N.T.C., Inc. Plant,                         2,411    Produce parts for business machines
Ibaraki

Oita Canon Material Co., Ltd. Plant,              1,115    Produce copying machine and laser beam printer
Oita                                                       consumables

Nisca Corporation Plant,                            742    Produce copying machine parts and accessories
Yamanashi

Name and location                          Floor space     Principal activities and products manufactured
                                            (including
                                           leased space)
---------------------------------         -------------     ---------------------------------------------------
            Overseas                      (Thousands of
                                          square feet)
Canon Virginia, Inc. Plants,                      1,069    Produce copying machines and laser beam printers;
Newport News and Tappahannock,                             refurbish copying machines
Virginia, U.S.

Canon Business Machines, Inc. Plants,               503    Develop and manufacture bubble jet printers;
Costa Mesa, California, U.S. and                           manufacture copying machine supplies
Tijuana, B.C., Mexico

Canon Giessen BmbH Plant,                           184    Produce copying machines, copying machine
Giessen, Germany                                           consumables and bubble jet printer consumables

Canon Bretagne S.A. Plant,                          506    Produce copying machines, copying machine
Liffre, France                                             consumables and laser beam printers

Canon Inc., Taiwan Plant,                           432    Develop and manufacture 35mm SLR cameras and leaf
Taiwan                                                     shutter cameras; manufacture APS cameras

Canon Opto (Malaysia) Sdn. Bhd.                     554    Produce leaf shutters, APS cameras, video camcorders
Plant Selangor, Malaysia                                   and camera lenses

Canon Dalian Business Machines, Inc.              1,039    Produce laser beam printers and laser beam printer
Plant,                                                     consumables
Dalian, China

Canon Zhuhai, Inc. Plant,                           765    Produce leaf shutter cameras, laser beam printers
and
Zhuhai, China                                              fax machines

Tianjin Canon Co., Ltd. Plant,                      156    Produce copying machines
Tianjin, China

Guang-Dong United Optical Instrument                 14    Produce leaf shutter cameras
Co. Plant,
Guang Dong, China

Canon Hi-Tech (Thailand) Ltd. Plant,                875    Produce copying machines, bubble jet printers and fax
Phra Nakhon Sri Ayutthaya, Thailand                        machines

Canon Engineering (Thailand) Ltd.                   128    Produce business machine part molds
Plant,
Phra Nakhon Sri Ayutthaya, Thailand

Canon Zhongshan Business Machines Co., Ltd.         374    Produce laser beam printers
Plant,
Zhongshan, China



     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.

     At December 31, 2001, book value Yen10,713 of land, buildings and related equipment were subject to mortgages securing Yen4,488 million of Canon's indebtedness.

     On January 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam, for the production of bubble jet printers. The facility, with 280 thousands of square feet of floor space, will be constructed within a recently opened industrial complex. Canon Vietnam is scheduled to begin operation in 2002.

     On September 2001, Canon (Suzhou) Inc. was also established as a production site for digital copying machines and digital multifunction devices in Suzhou, China. Canon (Suzhou) Inc. is scheduled to begin operation in 2002 and its approximate floor space will be 940 thousands of square feet.

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

Overview

     Canon is one of the world's leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras and steppers. Canon earns revenues mainly from the manufacture and sale of these products domestically and internationally.

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

     o The business machine product group includes copying machines, computer peripherals and business systems. Copying machines include analog, digital, color and personal models. Computer peripherals include mainly laser beam printers, bubble jet printers and scanners. Business systems include fax machines, micrographic equipment, personal computers and calculators.

     o The camera product group includes cameras, video camcorders and digital cameras.

     o The optical and other products product group includes steppers and aligners for semiconductor chip production, television broadcasting lenses and medical equipment.

     Overseas operations are significant to Canon's operating results. Overseas operations generated 70.5% of our total net sales in fiscal 2001. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including by localizing some manufacturing and by procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had a significant effect on our results of operations.

     Cost of sales reflects principally the cost of raw materials and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon's cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses.

     The major components of selling, general and administrative expenses are payroll, advertising expenses and sales promotion expenses.

     In the following discussion, certain reclassifications have been made to the presentation of the consolidated financial statements of previous years to conform to the presentation used for the year ended December 31, 2001. For details of the reclassifications, please refer to note (1)(u)to consolidated financial statements, "Accounting for Sales Incentives" and note (1)(w) to consolidated financial statements, "Reclassifications".

Consolidated result of operations

     Fiscal 2001 compared with fiscal 2000

     Canon recorded its second consecutive year of record consolidated net sales and net income mainly due to depreciation of the yen during fiscal 2001. In fiscal 2001, Canon achieved a 7.8% growth in sales, to Yen2,907,573 million, and a 25.0% increase in net income, to Yen167,561 million.

     Summarized results of operations for fiscal 2001 and fiscal 2000 are as follows:

                                        2001            Change         2000
                                   ---------------    ---------   --------------
                                          (Million of yen except per share
                                             amounts and percentage data)
Net sales.......................    Yen  2,907,573     +  7.8%   Yen  2,696,420
Operating profit................           281,839     + 20.4           234,131
Income before income taxes......           281,566     + 23.9           227,196
Income before cumulative effect of
 change in accounting principle.           163,869     + 22.2           134,088
Net income......................           167,561     + 25.0           134,088

Earnings per share:
  Income before cumulative effect of change in accounting principle:
      Basic.....................            187.07     + 21.7            153.66
      Diluted...................            184.55     + 21.8            151.51
  Net income:
      Basic.....................            191.29     + 24.5            153.66
      Diluted...................            188.70     + 24.5            151.51


-----------
Note: See note of Item 3A  "Selected Financial Data".

     Sales

     The global economy in 2001 reflected the following trends. The U.S. economy showed a rapid downturn in the latter half of the year, resulting from the continuing effects of the collapse of the IT bubble combined with the negative economic impact of the tragedy of September 11. In Europe, economic stagnation intensified due to the weakened U.S. economy and throughout Asia, with the exception of China, the economic climate was also sluggish. The Japanese economy also remained stagnant, reflecting flat consumer spending along with a decrease in exports and IT-related capital spending.

     The markets in which the Canon Group operates reflected the following trends. Within the IT-related equipment segment, unfavorable consumer spending levels in Japan and the United States resulted in reduced demand for personal-use printers while corporate-use digital copying machines and printers generally posted favorable results. The digital camera market continued to show strong growth, boosted by the launch of several new products by digital camera makers. In the field of semiconductor-production equipment, memory device manufacturers continued to exercise restraint with regard to capital expenditures, reflecting the lack of demand for memory devices. The average value of the yen in 2001 was Yen122 to the U.S. dollar, and Yen109 to the euro; a depreciation of 11% and 9%, respectively, compared with the previous year.

     Amid these conditions, Canon recorded 7.8% growth in sales, to Yen2,907,573 million. This growth reflected increased sales of copying machines, digital cameras and semiconductor production equipment offsetting decline in other product lines. As for semiconductor production equipment, there is some lag time between order and revenue recognition. The lower value of the yen produced most of the overall increase in sales. Using average 2000 exchange rates, fiscal 2001 net sales would have increased 0.2% from fiscal 2000.

     Canon's sales by product group are summarized as follows:

                                  2001             Change            2000
                             --------------      --------      -------------
                                   (Million of yen except percentage data)
Business machines:
      Copying machines.....  Yen    891,814      +  15.4%      Yen   772,557
      Computer peripherals.       1,025,352      +   0.2           1,022,994
      Business systems.....         306,323      -   2.7             314,859
                             --------------      --------      -------------
    Total business machines       2,223,489      +   5.4           2,110,410
                             --------------      --------      -------------
Cameras....................         381,367      +  19.8             318,234
Optical and other products.         302,717      +  13.0             267,776
                             --------------      --------      -------------
      Total................  Yen  2,907,573      +   7.8%      Yen 2,696,420
                             ==============      ========      =============

     Sales of business machines (copying machines, computer peripherals and business systems), constituting 76.5% of consolidated net sales, increased 5.4%, to Yen2,223,489 million in fiscal 2001.

     Sales of copying machines (including digital, color, office and personal models) increased 15.4%, to Yen891,814 million in fiscal 2001 mainly due to an increase in unit sales volume of high performance models. Canon completed its lineup of 16 to 105 copy-per-minute digital black and white copying machines in the imageRUNNER (iR) series in fiscal 2001 with the launch of the iR3300, iR105 and iR1600/2000 machines, which followed the introduction of the iR5000/6000 series the year before. The new lineup bolstered the competitive strength of Canon copiers and contributed to substantial growth within the black and white copying machine segment. Strong performances by the CLC5000 and CLC1150 color copying machines further supported growth in sales.

     Sales of computer peripherals (mainly laser beam printers, bubble jet printers and scanners) increased 0.2%, to Yen1,025,352 million. Unit sales of laser beam printers and bubble jet printers declined slightly in the U.S. and European markets despite the introduction of new models. The lower value of the yen, however, offset the decline.

     Sales of business systems (including facsimile machines, computers, micrographics and calculators) decreased 2.7%, to Yen306,323 million in fiscal 2001 mainly due to a decrease in unit sales volumes. This decrease reflected the negative influence of severe price competition in the facsimile market and declining PC sales in the domestic market, partially offset by the impact of the decline in value of the yen.

     Sales of cameras increased 19.8%, to Yen381,367 million. While sales from 35mm and Advanced Photo System camera sales declined in fiscal 2001, mainly due to a decrease in the number of units sold caused by the increasing popularity of digital models and price competition, sales revenue from digital cameras nearly doubled compared with the previous year primarily due to an increase in the number of units sold. During the year, Canon launched six new PowerShot-series digital camera models, spanning the range from low-end to high-end, and two new ultracompact PowerShot- DIGITAL ELPH-series (DIGITAL IXUS in other regions) models. These eight new products succeeded in garnering greater market share in terms of units sold for Canon and contributed to increased revenues from digital camera sales. Sales revenues from video camcorders also continued to show substantial growth primarily due to an increase in the profitability of these products, spurred by the introduction of such new models as the high-end flagship XL-1S and ultra-compact Elura 10/20 (MV4 in other regions). Cameras constituted 13.1% of consolidated net sales in fiscal 2001.

     Sales of optical and other products (including steppers and aligners for semiconductor chip production, TV broadcasting lenses, medical equipment and digital radiography systems) increased 13.0%, to Yen302,717 million. Although the aggregate volume of orders from semiconductor manufacturers declined, reflecting the sluggish memory device market, sales revenue from optical and other products continued to grow substantially in fiscal 2001 in terms of the number of units sold, supported by active capital investment by semiconductor device manufacturers through the end of fiscal 2000. After receiving order from a customer, there is usually some lag time in order to complete the installation of semiconductor production equipment. Canon expects that sales revenue from semiconductor production equipment in 2002 will show major decline due to this lag based on the aggregate volume of orders received in 2001. Additionally, the new FPA-5000AS3 and FPA-5000ES3 scanning steppers were well received by the industry and affected new customers for Canon. Optical and other products constituted 10.4% of consolidated net sales in fiscal 2001.

     Net sales in fiscal 2001 increased in every area.
     In Japan, overall sales revenue increased 6.1% in fiscal 2001. Sales in Japan of digital copying machines, digital cameras and semiconductor production equipment grew significantly primarily due to increased volume of such sales. In the Americas net sales decreased 2.1% on a local currency basis, though unit sales of digital copying machines and digital cameras showed significant growth. However, after offsetting for the depreciation of the yen, net sales in Americas increased by 10.4% in fiscal 2001. Sales in Europe showed growth of 6.4% in fiscal 2001 primarily due to the depreciation of the yen and an increase in sales volumes from digital copying machines, digital cameras and semiconductor production equipment. Sales in other areas increased 8.4% in fiscal 2001, reflecting significant increases in sales volumes of digital cameras and laser beam printers. In the forth quarter of 2001, net sales in all regions showed a decrease on a local currency basis, reflecting the weakened world economies and declined orders of semiconductor equipment.

     A summary of net sales by region of destination is provided below:

                       2001                Change             2000
                 --------------           --------     --------------
                         (Million of yen except percentage data)

Japan.......     Yen    827,288           +   6.1%     Yen    779,366
Americas....            982,104           +  10.4             889,764
Europe......            806,104           +   6.4             757,942
Others......            292,077           +   8.4             269,348
                 --------------           --------     --------------
 Total......     Yen  2,907,573           +   7.8%     Yen  2,696,420
                 ==============           ========     ==============

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit in fiscal 2001 totaled Yen281,839 million, an increase of 20.4% from the previous year. Operating profit in fiscal 2001 was 9.7% of net sales, compared with 8.7% in fiscal 2000.

     In fiscal 2001, the depreciation of the yen increased net sales by approximately Yen206,000 million and increased cost of sales by approximately Yen32,000 million. Canon's gross profit ratio during fiscal 2001 improved by 2.5% to 44.0%, primarily due to the net effect of the depreciation of the yen, and also reflecting the positive effects of cost reductions, realized through sustained production reorganization activities, such as the adoption of cell production methods, combined with the lower value of the yen.

     Selling, general and administrative expenses rose 12.9% from the previous year, and amounted to Yen998,775 million. An increase in R&D expenses, resulting from an increase in R&D activities, and sales promotional expenses, resulting from an increase in promotional activities, largely accounted for this increase. To strengthen its R&D capabilities, Canon maintains a high level of R&D expenditure. The depreciation of the yen also increased selling, general and administrative expenses by approximately Yen36,500 million. In fiscal 2001, Canon reclassified its loss on disposal of property, plant and equipment to "Selling, general and administrative expenses," which had previously been accounted for in "Other, net" of "Other income (deductions)." Canon made this change due to the increase of the impact of disposal of property, plant and equipment, as group restructuring and resource allocation proceeds, and recurring disposals are expected in the future.

     The disclosures of segment information by product as required in Japan for the years ended December 31, 2001 and fiscal 2000 and of segment information by geographic area as required in Japan for the years ended December 31, 2001 and fiscal 2000 are provided below.

     The following table provides segment information by product:

                                                           As of / for the year ended December 31, 2001
                                    ------------------------------------------------------------------------------------------
                                       Business                        Optical and other      Corporate and
                                       machines         Cameras            products            eliminations       Consolidated
                                    -------------     ------------     ------------------     -------------       ------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,223,489    Yen  381,367           Yen  302,717                --     Yen  2,907,573
      Intersegment..............                --              --                116,748      Yen (116,748)                --
                                    --------------    ------------           ------------     -------------     --------------
      Total.....................         2,223,489         381,367                419,465          (116,748)         2,907,573
                                    --------------    ------------           ------------     -------------     --------------
Operating cost and expenses.....         1,888,571         345,223                395,615            (3,675)         2,625,734
                                    --------------    ------------           ------------     -------------     --------------
Operating profit................    Yen    334,918    Yen   36,144           Yen   23,850      Yen (113,073)    Yen    281,839
                                    ==============    ============           ============     =============     ==============
Assets..........................    Yen  1,280,949    Yen  215,173           Yen  361,799      Yen  986,835     Yen  2,844,756
Depreciation and amortization...           105,907          12,745                 15,291            18,357            152,300
Capital expenditure.............           121,333          16,871                 36,057            33,413            207,674


                                                            As of / for the year ended December 31, 2000
                                    -------------------------------------------------------------------------------------------
                                       Business                        Optical and other       Corporate and
                                       machines         Cameras             products            eliminations       Consolidated
                                    -------------     ------------     -----------------       --------------      ------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,110,410    Yen  318,234           Yen  267,776                --     Yen  2,696,420
      Intersegment..............                --              --                126,947      Yen (126,947)                --
                                    --------------    ------------           ------------     -------------     --------------
      Total.....................         2,110,410         318,234                394,723          (126,947)         2,696,420
                                    --------------    ------------           ------------     -------------     --------------
Operating cost and expenses.....         1,801,226         285,841                384,075            (8,853)         2,462,289
                                    --------------    ------------           ------------     -------------     --------------
Operating profit................    Yen    309,184    Yen   32,393           Yen   10,648      Yen (118,094)    Yen    234,131
                                    ==============    ============           ============     =============     ==============
Assets..........................    Yen  1,324,369    Yen  207,069           Yen  332,229      Yen  968,458     Yen  2,832,125
Depreciation and amortization...           101,557          14,480                 13,019            17,421            146,477
Capital expenditure.............           105,171          15,559                 20,509            29,747            170,986

Notes:

     (1) General corporate expenses of Yen 113,128 million in fiscal 2001 and Yen 118,180 million in fiscal 2000 are included in "Corporate and eliminations."

     (2) Corporate assets of Yen 986,801 million in fiscal 2001 and Yen 968,590 million in fiscal 2000 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

      The following table provides segment information by geographic area:

                                                       As of / for the year ended December 31, 2001
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations     Consolidated
                                    --------------   -------------  -------------  ------------  -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    858,580    Yen  983,561   Yen  805,243   Yen  260,189               --    Yen  2,907,573
         Intersegment........            1,378,031          17,475          2,449        299,410   Yen (1,697,365)               --
                                    --------------    ------------   ------------   ------------  ---------------    --------------
         Total...............            2,236,611       1,001,036        807,692        559,599       (1,697,365)        2,907,573
Operating cost and expenses..            1,893,448         969,630        806,495        546,291       (1,590,130)        2,625,734
                                    --------------    ------------   ------------   ------------  ---------------    --------------
Operating profit.............       Yen    343,163    Yen   31,406   Yen    1,197   Yen   13,308   Yen   (107,235)   Yen    281,839
                                    ==============    ============   ============   ============  ===============    ==============

Assets.......................       Yen  1,376,939    Yen  346,046   Yen  423,295   Yen  174,553   Yen    523,923    Yen  2,844,756

                                                       As of / for the year ended December 31, 2000
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations      Consolidated
                                    --------------   -------------  -------------  ------------  -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    832,297    Yen  889,377   Yen  753,979   Yen  220,767               --    Yen  2,696,420
         Intersegment........            1,345,983          11,748          3,782        246,024   Yen (1,607,537)               --
                                    --------------    ------------   ------------   ------------  ---------------    --------------
         Total...............            2,178,280         901,125        757,761        466,791       (1,607,537)        2,696,420
Operating cost and expenses..            1,868,472         871,298        742,576        456,278       (1,476,335)        2,462,289
                                    --------------    ------------   ------------   ------------  ---------------    --------------
Operating profit.............       Yen    309,808    Yen   29,827   Yen   15,185   Yen   10,513   Yen   (131,202)   Yen    234,131
                                    ==============    ============   ============   ============  ===============    ==============

Assets.......................       Yen  1,482,335    Yen  353,919   Yen  407,258   Yen  158,729   Yen    429,884    Yen  2,832,125

----------
Notes:

     (1) General corporate expenses of Yen113,128 million in fiscal 2001 and Yen118,180 million in fiscal 2000 are included in "Corporate and eliminations."

     (2) Corporate assets of Yen986,801 million in fiscal 2001 and Yen968,590 million in fiscal 2000 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

     (3) Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

     Operating profit for business machines in fiscal 2001 increased Yen25,734 to Yen334,918 million. Operating profit ratio also improved by 0.4% to 15.1%, reflecting the positive effect of the weak yen and cost-cutting measures while sales prices were affected by severe price competition in the market.

     Operating profit for cameras increased Yen3,751 million to yen36,144 Million due to the rapid growth of digital models, while operating profit ratio declined 0.7% to 9.5% mainly because of the sharp decrease in unit sales of conventional film cameras.

     Operating profit for optical and other products increased Yen13,202 million to Yen23,850 million. Operating profit ratio improved 3.0% to 5.7%, which was due primarily to a substantial sales volume increase of semiconductor production equipment, supported by active capital investment by semiconductor device manufacturers through the end of fiscal 2000.

     Income before income taxes in fiscal 2001 was Yen281,566 million, a 23.9% increase from fiscal 2000 and constituted 9.7% of net sales.

    In the area of other income (deductions), the promotion of cash flow management has resulted in increased financial strength, realizing a Yen2,449 million improvement in interest income and expense. And on contribution of securities to Canon's retirement benefit trust Canon recognized a gain of Yen15,536 million. Currency exchange gains and losses increased Yen5,394 million while Canon's share of the net earnings of companies carried at equity declined by Yen12,662 million due to the deteriorating profit margins of affiliated companies in Singapore that manufacture memory devices led by the sales price decline in the market. As a result, other income (deductions) overall increased Yen6,662 million compared with the previous year.

Net income in fiscal 2001 was Yen167,561 million, an increase of 25.0% from the previous year. This amount represents a 5.8% return on net sales. Income taxes as a percent of income before income taxes rose by 2.5% to 40.9%. The increase was largely attributable to decreased equity in income of affiliates.

     Fiscal 2000 compared with fiscal 1999

     Although appreciation of the yen had a negative impact in fiscal 2000, sales increased 6.5% to Yen2,696,420 million in fiscal 2000 from Yen2,530,896 million in fiscal 1999. Net income increased 90.9% to Yen134,088 million in fiscal 2000 from Yen70,234 million in fiscal 1999.

     Summarized results of operations for fiscal 2000 and fiscal 1999 are as follows:

                                        2000            Change         1999
                                   ---------------    ---------   --------------
                                          (Million of yen except per share
                                             amounts and percentage data)
Net sales.......................    Yen  2,696,420     +  6.5%   Yen  2,530,896
Operating profit................           234,131     + 39.1           168,344
Income before income taxes......           227,196     + 45.6           156,072
Net income......................           134,088     + 90.9            70,234

Net income per share:
      Basic.....................            153.66     + 90.5             80.66
      Diluted...................            151.51     + 90.6             79.50

----------
Note: See note of Item 3A  "Selected Financial Data".

     Sales

     In fiscal 2000, the pace of economic growth in the United States remained strong, even though signs of a slowdown were apparent in the later part of the year. The condition of the European economy was also favorable, despite the low value of the euro. The economy in Asian countries showed healthy expansion, recovering from the economic sluggishness that had been seen a few years ago, especially in Southeast Asia. In Japan, however, despite solid growth in capital investment in the private sector, consumer spending remained slow, and only a limited indications of recovery were seen.

     While the favorable global economy helped Canon expand sales, yen appreciation had a negative impact on our operations. In fiscal 2000, the approximate average exchange rate of the yen to the U.S. dollar was Yen108 and to the euro was Yen99. These exchange rates reflected increases of 5% and 21%, respectively, from fiscal 1999. In real terms, fiscal 2000 net sales increased 13.9% from fiscal 1999.This increase is mainly the result of strong demand for digital copying machines in the business machine segment, a rapid expansion of the digital camera market, and a semiconductor device demand that remained strong throughout fiscal 2000.

     Canon's sales by product group are summarized as follows:

                                  2000             Change            1999
                             --------------      --------      -------------
                                   (Million of yen except percentage data)
Business machines:
      Copying machines.....  Yen    772,557      -   1.9%      Yen   787,359
      Computer peripherals.       1,022,994      +   9.0             938,651
      Business systems.....         314,859      -  10.3             351,076
                             --------------      --------      -------------
    Total business machines       2,110,410      +   1.6           2,077,086
                             --------------      --------      -------------
Cameras....................         318,234      +  16.5             273,126
Optical and other products.         267,776      +  48.2             180,684
                             --------------      --------      -------------
      Total................  Yen  2,696,420      +   6.5%      Yen 2,530,896
                             ==============      ========      =============

     Sales of business machines constituted 78.3% of consolidated net sales in fiscal 2000. Sales of business machines increased 1.6% to Yen2,110,410 million in fiscal 2000 from Yen2,077,086 million in fiscal 1999.

     Sales of copying machines decreased 1.9% to Yen772,557 million in fiscal 2000 from Yen787,359 million in fiscal 1999. Although copying machine sales increased 6.8% on a local currency basis reflecting strong worldwide demand particularly for digital copying machines, a strong yen led to a slight decline in these sales on a consolidated basis.

     Sales of computer peripherals increased 9.0% to Yen1,022,994 million in fiscal 2000 from Yen938,651 million in fiscal 1999, primarily due to a strong overseas market for laser beam printers.

     Sales of business systems decreased 10.3% to Yen314,859 million in fiscal 2000 from Yen351,076 million in fiscal 1999, primarily due to the strong yen and intense price competition reducing sales of fax machines.

     Sales of cameras increased 16.5% to Yen318,234 million in fiscal 2000 from Yen273,126 million in fiscal 1999, primarily due to the introduction of new digital cameras and a rapid expansion of the market for digital cameras as well as favorable video camcorder sales. Cameras contributed 11.8% to consolidated net sales in fiscal 2000.

     Sales of optical and other products increased 48.2% to Yen267,776 million in fiscal 2000 from Yen180,684 million in fiscal 1999 mainly attributable to significant growth in stepper sales, stimulated by active capital investment by semiconductor manufacturers in the healthy semiconductor market. Optical and other products contributed 9.9% to consolidated net sales in fiscal 2000.

     A regional analysis indicates that net sales in fiscal 2000 increased in each region. In Japan, overall sales increased 8.5% in fiscal 2000. In particular, sales of bubble jet printers and digital cameras grew significantly as a result of the introduction of attractive new products. Semiconductor production equipment also registered substantial growth. In the Americas market, sales of digital copying machines, digital video camcorders and semiconductor production equipment were especially strong. Although sales in the Americas grew 8.5% in U.S. dollar terms, the appreciation of the yen reduced the growth rate to 2.9%. Sales in Europe grew 19.4% in euro terms. However, the stronger yen reduced this growth rate to 2.8%. Sales of laser beam printers, digital cameras and semiconductor production equipment mainly supported the increase. Sales in other areas increased 28.0%, reflecting significant sales increases of semiconductor production equipment in Korea and Taiwan, and the economic recovery in many of the economies in these areas.

     A summary of net sales by region of destination is provided below:

                       2000                Change             1999
                 --------------           --------     --------------
                         (Million of yen except percentage data)

Japan.......     Yen    779,366           +   8.5%     Yen    718,513
Americas....            889,764           +   2.9             864,781
Europe......            757,942           +   2.8             737,140
Others......            269,348           +  28.0             210,462
                 --------------           --------     --------------
 Total......     Yen  2,696,420           +   6.5%     Yen  2,530,896
                 ==============           ========     ==============

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit increased 39.1% to Yen234,131 million in fiscal 2000 from Yen168,344 million in fiscal 1999. Operating profit constituted 8.7% of net sales in fiscal 2000. Although the appreciation of the yen had an adverse effect on Canon's net sales by approximately Yen186,000 million, the gross profit ratio rose from 40.8% in 1999 to 41.5% in fiscal 2000. This improvement is mainly the result of the successful introduction of improved production methods such as the cell production method, and also because of an increase in sales of high value-added products.

     Selling, general and administrative expenses increased slightly to Yen884,828 million in fiscal 2000 from Yen864,612 million in fiscal 1999. Selling, general and administrative expenses constituted 32.8% of net sales in fiscal 2000, an decrease of 1.3% from fiscal 1999. We incurred significant expenses in connection with Canon's year 2000 commemorative activities, but our active efforts to reduce other expenses helped Canon hold total selling, general and administrative expenses to a slight increase. We increased R&D expenditures by 9.3% to improve our technology and to support future growth.

     The disclosures of segment information by product as required in Japan as of and for the years ended December 31, 2000 and 1999 and of segment information by region as required in Japan as of and for the years ended December 31, 2000 and 1999 are provided below.

     The following table provides segment information by product:

                                                           As of / for the year ended December 31, 2000
                                    ------------------------------------------------------------------------------------------
                                       Business                        Optical and other      Corporate and
                                       machines         Cameras            products            eliminations       Consolidated
                                    -------------     ------------     ------------------     -------------       ------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,110,410    Yen  318,234           Yen  267,776                --     Yen  2,696,420
      Intersegment..............                --              --                126,947      Yen (126,947)                --
                                    --------------    ------------           ------------     -------------     --------------
      Total.....................         2,110,410         318,234                394,723          (126,947)         2,696,420
                                    --------------    ------------           ------------     -------------     --------------
Operating cost and expenses.....         1,801,226         285,841                384,075            (8,853)         2,462,289
                                    --------------    ------------           ------------     -------------     --------------
Operating profit................    Yen    309,184    Yen   32,393           Yen   10,648      Yen (118,094)    Yen    234,131
                                    ==============    ============           ============     =============     ==============
Assets..........................    Yen  1,324,369    Yen  207,069           Yen  332,229      Yen  968,458     Yen  2,832,125
Depreciation and amortization...           101,557          14,480                 13,019            17,421            146,477
Capital expenditure.............           105,171          15,559                 20,509            29,747            170,986


                                                            As of / for the year ended December 31, 1999
                                    -------------------------------------------------------------------------------------------
                                       Business                        Optical and other       Corporate and
                                       machines         Cameras             products            eliminations      Consolidated
                                    -------------     ------------     -----------------      --------------      -------------
                                                                         (Millions of yen)
Net sales:
      Unaffiliated customers....    Yen  2,077,086    Yen  273,126           Yen  180,684                --     Yen  2,530,896
      Intersegment..............                --              --                 79,413      Yen  (79,413)                --
                                    --------------    ------------           ------------     -------------     --------------
      Total.....................         2,077,086         273,126                260,097           (79,413)         2,530,896
                                    --------------    ------------           ------------     -------------     --------------
Operating cost and expenses.....         1,820,341         254,799                274,172            13,240          2,362,552
                                    --------------    ------------           ------------     -------------     --------------
Operating profit................    Yen    256,745    Yen   18,327           Yen  (14,075)     Yen  (92,653)    Yen    168,344
                                    ==============    ============           ============     =============     ==============
Assets..........................    Yen  1,256,667    Yen  155,204           Yen  252,071      Yen  923,590     Yen  2,587,532
Depreciation and amortization...           114,451          12,285                 12,860            18,515            158,111
Capital expenditure.............           143,269          12,880                 17,856            26,381            200,386

Notes:

(1) General corporate expenses of Yen118,180 million in fiscal 2000 and Yen92,637 million in fiscal 1999 are included in "Corporate and eliminations."

(2) Corporate assets of Yen968,590 million in fiscal 2000 and Yen923,863 million in fiscal 1999 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

      The following table provides segment information by geographic area:

                                                       As of / for the year ended December 31, 2000
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations      Consolidated
                                    --------------   -------------  -------------  ------------  -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    832,297    Yen  889,377   Yen  753,979   Yen  220,767               --    Yen  2,696,420
         Intersegment........            1,345,983          11,748          3,782        246,024   Yen (1,607,537)               --
                                    --------------    ------------   ------------   ------------  ---------------    --------------
         Total...............            2,178,280         901,125        757,761        466,791       (1,607,537)        2,696,420
Operating cost and expenses..            1,868,472         871,298        742,576        456,278       (1,476,335)        2,462,289
                                    --------------    ------------   ------------   ------------  ---------------    --------------
Operating profit.............       Yen    309,808    Yen   29,827   Yen   15,185   Yen   10,513   Yen   (131,202)   Yen    234,131
                                    ==============    ============   ============   ============  ===============    ==============

Assets.......................       Yen  1,482,335    Yen  353,919   Yen  407,258   Yen  158,729   Yen    429,884    Yen  2,832,125

                                                       As of / for the year ended December 31, 1999
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Corporate and
                                         Japan         Americas        Europe         Others        eliminations      Consolidated
                                    --------------   -------------  -------------  ------------  -----------------  ---------------
                                                                            (Millions of yen)
Net sales:
       Unaffiliated customers       Yen    754,208    Yen  864,080   Yen  732,053   Yen  180,555               --    Yen  2,530,896
         Intersegment........            1,205,021          14,468          3,645        179,527   Yen (1,402,661)               --
                                    --------------    ------------   ------------   ------------  ---------------    --------------
         Total...............            1,959,229         878,548        735,698        360,082       (1,402,661)        2,530,896
Operating cost and expenses..            1,761,544         850,400        722,147        349,623       (1,321,162)        2,362,552
                                    --------------    ------------   ------------   ------------  ---------------    --------------
Operating profit.............       Yen    197,685    Yen   28,148   Yen   13,551   Yen   10,459   Yen    (81,499)   Yen    168,344
                                    ==============    ============   ============   ============  ===============    ==============

Assets.......................       Yen  1,328,376    Yen  298,624   Yen  338,630   Yen  138,251   Yen    483,651    Yen  2,587,532

----------
Notes:

(1) General corporate expenses of Yen118,180 million in fiscal 2000 and Yen92,637 million in fiscal 1999 are included in "Corporate and eliminations."

(2) Corporate assets of Yen968,590 million in fiscal 2000 and Yen923,863 million in fiscal 1999 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and eliminations."

(3) Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

          Operating profit for business machines increased Yen52,439 million to Yen309,184 million in fiscal 2000 from Yen256,745 million in fiscal 1999 mainly due to increased sales of computer peripherals and improvements in our operating profit ratio, reflecting successful efforts to reduce production costs and selling expenses.

          Operating profit for cameras increased Yen14,066 million to Yen32,393 million in fiscal 2000 from Yen18,327 million in fiscal 1999, reflecting improved profitability and strong sales of digital cameras and digital video camcorders.

          Operating profit for optical and other products increased to Yen10,648 million in fiscal 2000 compared with an operating loss of Yen14,075 in fiscal 1999. The improvement was mainly attributable to increased sales of semiconductor production equipment.

          Income before income taxes increased 45.6% to Yen227,196 million in fiscal 2000 from Yen156,072 million in fiscal 1999. Income before income taxes was 8.4% of net sales in fiscal 2000.

     Net of non-operating expenses decreased to Yen6,935 million in fiscal 2000 from Yen12,272 million in fiscal 1999, primarily due to a decrease in net interest expenses and an increase in equity earnings of affiliates, partially offset by an increase in foreign exchange losses. Net interest expenses decreased to Yen3,590 million in fiscal 2000 from Yen10,134 million in fiscal 1999, primarily due to a decrease in short-term borrowings. The equity earnings of affiliated companies increased to Yen10,817 million in fiscal 2000 compared to an equity loss of Yen2,848 million in fiscal 1999. In comparison, foreign exchange losses increased to Yen20,195 million in fiscal 2000 from Yen3,387 million in fiscal 1999.

     Net income increased 90.9% to Yen134,088 million in fiscal 2000 from Yen70,234 million in fiscal 1999. Net income in fiscal 2000 represented a 5.0% return on net sales. The effective rate of income taxes declined by 15.4% to 38.4% in fiscal 2000. The decrease was largely attributable to a reduction of Japanese normal income tax rates of 5% and its effect on net deferred tax assets.

     Foreign operations and foreign currency transactions

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

     The return on foreign operation sales is usually lower than domestic operations because foreign operations consist mainly of marketing activities. The returns on foreign operation sales in fiscal 2001, 2000 and 1999 were 1.6%, 2.0% and 1.9%, respectively. This compares with return of 5.8%, 5.0% and 2.8% on total operations for the respective years.

     B. Liquidity and capital resources

Liquidity

     Cash and cash equivalents in fiscal 2001 increased Yen12,272 million to Yen 506,234 million, compared with Yen493,962 million in 2000 and Yen480,453 million in 1999.

     Despite the large increase in net income and significant reduction of inventories, net cash provided by operating activities for 2001 decreased to Yen305,752 million, compared with Yen346,616 million in 2000 and Yen308,917 million in 1999, mainly due to the increased payment of trade payables.

     Net cash used in investing activities, which mainly consists of capital expenditure, for 2001 was Yen192,592 million, compared with Yen212,804 million in 2000 and Yen200,982 million in 1999. See also "Capital resources".

     Net cash used in financing activities for 2001 amounted to Yen121,228 million, mainly as a result of repayment of short-term loans to improve Canon's financial position, accompanied by the redemption of bonds, compared to Yen100,597 million in 2000 and Yen122,823 million in 1999. Although ameliorated by interest swap agreements, Canon is exposed to the market risk of interest rate fluctuations, primarily due to variable interest rate debt obligations. An increase in interest rates would increase expenditures required to service these debt obligations.

     There are no significant solvency clauses in debt agreements and there are no significant non-compliance with debt covenants.

     Canon can access various capital markets to make funding. Depending on requirements and conditions, funding can be made through increase of share capital, issuance of bonds or borrowings based on current creditability.

     Canon Inc., in common with most other Japanese corporations, does not maintain committed bank credit lines. Canon and other Japanese companies have relied for liquidity in part upon relationship with institutional lenders, particularly Japanese commercial banks. Canon Inc. has bank overdraft facilities approximately Yen1.5 billion with its principal commercial banks. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon's liquidity or long-term funding in the future.

Capital resources

     Capital expenditure in 2001 amounted to Yen207,674 million compared with Yen170,986 million in 2000 and Yen200,386 million in 1999. In 2001, major capital expenditure included mainly the construction of a new corporate headquarters office and the expansion of manufacturing facilities to enable increased production of semiconductor production equipment.

     At December 31, 2001, Canon had outstanding commitments of approximately Yen51,446 million to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally from operations.

     Working capital in 2001 increased Yen79,502 million, to Yen776,111 million, compared with Yen696,609 million in 2000 and Yen609,730 million in 1999. The increase was primarily attributable to the decrease of short-term loans and trade payables. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments

     The working capital ratio (current assets to current liabilities) for 2001 was 1.91, compared with 1.71 for 2000 and 1.70 for 1999.

     Return on assets rose to 5.9% in 2001, compared with 4.9% in 2000 and 2.6% in 1999. This increase was due mainly to increased net income. Return on stockholders' equity also rose to 12.2% in 2001, compared with 10.7% in 2000 and 6.0% in 1999.

     The debt ratio (total debt to total assets) declined to 10.4% in 2001 from 13.8% in 2000.

     For a discussion of financial instruments, see Note 18 "Disclosures about the Fair Value of Financial Instruments" in Item 17 "Financial Statements".

     C. Research and development, patents and licenses, etc.

     Research and development (R&D) is an important aspect of Canon's operations. Canon believes that the competitiveness and excellence of its products can be attributed primarily to its research and development activities.

     Canon employs approximately 7,300 R&D engineers and scientists who are involved in the fields of precision mechanics, electronics, optics, applied physics and organic and inorganic chemistry. Canon had research and development expenditures of Yen218,616 million in fiscal 2001, Yen194,552 million in fiscal 2000 and Yen177,922 million in fiscal 1999. Canon's strategy emphasizes the application of advanced technologies to competitive new products, the improvement of manufacturing techniques and basic research for the future.

     Canon's R&D activities are conducted at following five primary centers:

     o Core Technology Development Headquarters (where component engineering and base technology R&D, such as in new materials, nanotechnology and production engineering, is conducted);

     o Platform Technology Development Headquarters (where platform technologies for digital network device R&D is conducted);

     o Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted);

     o Display Development Headquarters (where display devices R&D is conducted);

     o    Ecology Research Center (where solar cell battery R&D is conducted).

     In addition, Canon maintains R&D centers for each of its product divisions.

     Canon generates a significant number of patented innovations every year. The ownership of patents is important to Canon, but Canon does not believe that the expiration of any single patent or group of related patents will materially affect its business.

     D. Trend information

Critical Accounting Policies

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

     Collectibility of Receivables

     Canon is required to estimate the collectibility of its notes receivables and accounts receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer taking into account business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. In case financial quality of customers becomes worse, reserves for each customer will increase and it adversely affects on net income.

     Deferred Tax Assets

     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon's deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon's judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute our operating restructuring activities and other factors. These changes, if any, may require possible recognition of significant valuation allowance to these deferred tax asset balances. In cases where Canon believes that deferred tax assets may not be recovered, unrecoverable amounts should be included in income taxes in the statements of income and may adversely affect net income.

     Recoverability of Long-lived Assets and Identifiable Intangibles

     Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows undiscounted and without interest changes expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require impairment of recorded asset balances that may adversely affect net income.

     Employee Retirement and Severance Benefit Plan

     Canon has significant employee retirement and severance benefit costs and credits which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. Canon is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related employee retirement and severance benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in Canon's related headcount due to changes in the assumptions. Changes in assumptions will affect Canon's financial figures. Decrease of discount rates leads to increase of actuarial pension benefit obligations that could lead to increase of amortization cost through amortization of actuarial gain or loss, and vice versa. Increase of expected return on plan assets may decrease net periodic benefit cost through increase of expected return amount while the difference with actual fair value of those assets could affect adversely net income in the following years, and vice versa.

     Looking forward

     The Canon Group is pursuing the goals set forth in Phase II of the Excellent Global Corporation Plan (2001-2005). Canon will push forward with its operating reorganization efforts, from R&D and production to head office administrative operations, simultaneously targeting improved productivity and the elimination of waste, along with the development and strengthening of common basic technologies in support of product development to facilitate the launch of advanced high value- added products ahead of its competition. Efforts will also be focused on the in-house production of key components, key parts and high-efficiency factory automation equipment to realize even greater cost reductions. In marketing activities, Canon is working to expand and strengthen its solutions business and is promoting the optimization of distribution channels and back-office operations. Also, as the importance of environmentally conscious products continues to increase, progress is being made in the development of a technological infrastructure to support the design of such products.

     Canon sells laser beam printers on an original equipment manufacturing
(OEM) basis to Hewlett-Packard Co. (HP). During the year ended December 31, 2001, such sales constituted approximately 21% of consolidated net sales.

     In May 2002, HP announced that it completed its merger transaction with Compaq Computer Corporation. We believe that this merger will not directly affect in an adverse and material way our OEM business. However, our operating results could be significantly and adversely affected if HP's management decides not to continue its OEM business relationship with Canon.

     On January 31, 2002, Canon Inc. and Canon Components, Inc. (CCI) executed a memorandum of understanding to make CCI a wholly-owned subsidiary of Canon through a share exchange, following resolutions by their respective board of directors' meetings. CCI is already a consolidated subsidiary of Canon, and therefore the impact of the share exchange on Canon's future consolidated business results is not expected to be material.

     The foregoing discussion in Financial Overview contains forward-looking statements that reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward- looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon's ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition in Canon's major markets; uncertainty of continued demand for Canon's high-value-added products; uncertainty in the continued growth of computer and related markets; uncertainty of increased demand for Canon's semiconductor production equipment; Canon's ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2002 and their respective business experience are listed below.

----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
-----------------   ------------------------------------        --------------  ----------------------------------------------
Fujio Mitarai       President & C.E.O.                                  4/1961      Joined the Company
 (Sept. 23, 1935)                                                       1/1979      President of Canon U.S.A., Inc.
                                                                        3/1981      Director
                                                                        3/1985      Managing Director
                                                                        1/1989      In charge of HQ administration
                                                                        3/1989      Senior Managing Director
                                                                        3/1993      Executive Vice President
                                                                        9/1995      President & C.E.O.*
-----------------   ------------------------------------        --------------  ----------------------------------------------
Ichiro Endo         Senior Managing Director                            4/1964      Joined the Company
   (Jan. 2, 1941)   (Technology Management HQ)                          1/1989      Group Executive of Research &
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
Takashi Saito       Managing Director                                   4/1967      Joined the Company
  (Apr. 15, 1941)   (Internet Business Promotion HQ)                    1/1991      Deputy Chief Executive of Peripheral
                                                                                      Products HQ
                                                                        3/1991      Director
                                                                        7/1991      Deputy Group Executive of Computer &
                                                                                      Information Systems Operations HQ
                                                                       10/1991      Group Executive of B Products Operations HQ
                                                                        1/1993      Group Executive of BJ products HQ
                                                                        3/1996      Managing Director*
                                                                        7/1999      Group Executive of BJ Printer Products
                                                                                      Business Group/ In charge of promotion
                                                                                      of digital home business
                                                                        1/2000      Group Executive of Internet Business
                                                                                      Development HQ
                                                                        1/2001      Group Executive of Internet Business
                                                                                      Promotion HQ*
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
                                                                        3/1993      Director
                                                                        4/1994      Ami plant manager
                                                                        4/1995      Deputy Chief Executive of Office Imaging
                                                                                      Products HQ
                                                                        4/1996      Chief Executive of Office Imaging Products HQ
                                                                        3/1999      Managing Director*
                                                                        4/1999      Group Executive of Production Management HQ
                                                                        1/2002      Group Executive of Global Environment
                                                                                      Promotion HQ*
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
Akira Tajima        Managing Director                                   4/1964      Joined the Company
   (Dec. 8, 1940)   (Optical Products HQ)                               7/1989      Deputy Chief Executive of Camera Operations HQ
                                                                        3/1995      Director
                                                                        4/1995      Chief Executive of Camera Operations HQ
                                                                        3/1999      Managing Director*
                                                                        4/1999      Chief Executive of Optical Products HQ*/
                                                                                      Group Executive of Semiconductor Production
                                                                                      Equipment Group
                                                                        7/1999      In charge of promotion of digital industry
                                                                                      business*
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



----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
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
                                                                        3/1997      Director
                                                                       10/1997      President of Canon Deutschland GmbH
                                                                        3/1999      President of Canon Europa N.V.*
                                                                        3/2001      Managing Director*
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
Teruomi Takahashi   Director                                            9/1971      Joined the Company
  (Jun. 10, 1943)   (I-Printer  Products HQ)                            4/1996      Deputy Chief Executive of Chemical Products HQ
                                                                        3/1999      Director*
                                                                        4/1999      Chief Executive of Chemical Products HQ
                                                                        2/2001      Chief Executive of I-Printer Products HQ*
-----------------   ------------------------------------        --------------  ----------------------------------------------
Hironori Yamamoto   Director                                            4/1969      Joined the Company
  (Dec. 23, 1943)    (Core Technology Development HQ)                   1/1998      Deputy Group Executive of Production
                     (Display Development HQ)                                         Management HQ
                                                                        3/1999      Director*
                                                                        7/1999      Group Executive of Core Technology Development
                                                                                      HQ*/Deputy Group Executive of Display
                                                                                      Development HQ*
                                                                        7/2001      Chief Executive of Display Development HQ



----------------------------------------------------------------------------------------------------------------------------------
Name                Position                                     Date of                          Business experience
 (Date of birth)     (Group executive/function)                  commencement                (*current position/function)
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
Yoroku Adachi       Director                                            4/1970      Joined the Company
  (Jan. 11, 1948)                                                       3/2001      Chairman of Canon Singapore Pte. Ltd.*
                                                                                      Director*
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
Tadashi Ohe         Corporate Auditor                                   4/1969      Registration as a lawyer*
   (May 20, 1944)                                                       4/1989      Instructor of Judicial Training Institution
                                                                        3/1994      Corporate Auditor, the
Comapny*
-----------------   ------------------------------------        --------------  ----------------------------------------------
Tetsuo Yoshizawa    Corporate Auditor                                   4/1968      Joined Dai-Ichi Mutual Life Insurance Co.
  (Sept. 5, 1945)                                                       4/1991      General Manager of Investment Planning
                                                                                      Division
                                                                        4/1992      General Manager Osaka of General Corporate
                                                                                      Group III
                                                                        4/1995      General Manager of Financing Corporate
                                                                                      Division
                                                                        3/1998      Corporate Auditor, the Company*

     Directors and Corporate Auditors are elected at the annual meeting of shareholders for a two-year and three-year term of office, respectively, and may serve any number of consecutive terms. The current term of all Directors expires in March 2003, and the current term of all Corporate Auditors expires in March 2004, except Mr. Tadashi Ohe whose term expires in March 2003.

     There is no arrangement or understanding between any Director or Corporate Auditor and any major shareholder, customer, supplier or other material stakeholders in connection with such Director's or Corporate Auditor's selection.

     B. Compensation

          (a) In the fiscal year ended December 31, 2001, the company paid approximately Yen1,236 million, in total to Directors and Corporate Auditors. This amount includes bonuses but excludes retirement allowances.

          (b) Directors and Corporate Auditors are not covered by the Company's retirement program. However, in accordance with customary Japanese business practices, Directors and Corporate Auditors receive lump-sum retirement benefits, subject to shareholder approval. The company paid retirement benefits aggregating Yen188 million to three Directors and two Corporate Auditors during the fiscal year ended December 31, 2001.

     The Company does not have a stock option plan for Directors, Corporate Auditors or any other employees.

     C. Board practices

        See Item 6A "Directors and senior management" and Item 6B "
Compensation".

     D. Employees

     Following table lists the number of Canon's full-time employees as of December 31, 2001, 2000 and 1999.

                               Total     Japan     Americas    Europe    Others
                               -----     -----     --------    ------    ------
December 31, 2001
Business machines..........    65,244    28,944      10,012    11,288    15,000
Cameras....................    12,562     4,314         412     1,154     6,682
Optical and other products.    10,653     6,893         351       305     3,104
Corporate..................     5,161     4,658         133       128       242
                               ------    ------      ------    ------    ------
Total......................    93,620    44,809      10,908    12,875    25,028
                               ======    ======      ======    ======    ======

December 31, 2000
Business machines..........    58,697    25,788       9,328    10,644    12,937
Cameras....................    12,708     3,706         746       892     7,364
Optical and other products.    11,068     7,783       1,351       875     1,059
Corporate..................     4,200     3,800         145       106       149
                               ------    ------      ------    ------    ------
Total......................    86,673    41,077      11,570    12,517    21,509
                               ======    ======      ======    ======    ======

December 31, 1999*
Total......................    81,009

----------
* Segment information for 1999 is not available.

     There was an increase of approximately 7,000 employees as of the end of fiscal 2001 compared to the end of fiscal 2000. This increase is due to several factors, including primarily:

     o Consolidation in fiscal 2001, including several domestic subsidiaries of Canon System and Support Inc.; and

     o Increases, especially in the Asian region, to accommodate increasing production.

     Canon had approximately 16,300 temporary employees as of December 31, 2001. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees' stock purchase association.

     Each of the Company and its subsidiaries has its own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor unions is good.

     E. Share ownership

     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2002. The total is 236,164 shares constituting 0.03% of all outstanding shares.

Name                      Position                        Number of shares
----                      --------                        ----------------
Fujio Mitarai.........    President & C.E.O.                   56,348
Ichiro Endo...........    Senior Managing Director             15,378
Yukio Yamashita.......    Senior Managing Director             10,000
Toshizo Tanaka........    Senior Managing Director             10,608
Takashi Saito.........    Managing Director                    21,544
Yusuke Emura..........    Managing Director                     9,613
Kinya Uchida..........    Managing Director                    12,535
Akira Tajima..........    Managing Director                    11,435
Nobuyoshi Tanaka......    Managing Director                     8,435
Tsuneji Uchida........    Managing Director                     3,200
Junji Ichikawa........    Managing Director                     6,871
Hajime Tsuruoka.......    Managing Director                     3,435
Toru Takahashi........    Director                             12,378
Muneo Adachi..........    Director                              3,075
Teruomi Takahashi.....    Director                              5,871
Hironori Yamamoto.....    Director                              2,000
Akiyoshi Moroe........    Director                              8,735
Kunio Watanabe........    Director                              4,435
Ikuo Soma.............    Director                              2,250
Yoroku Adachi.........    Director                              3,435
Yasuo Mitsuhashi......    Director                              1,435
Kohtaro Miyagi........    Corporate Auditor                     6,435
Masaharu Aono.........    Corporate Auditor                     3,613
Tadashi Ohe...........    Corporate Auditor                    11,100
Tetsuo Yoshizawa......    Corporate Auditor                     2,000
                                                              -------
     Total...........................................         236,164
                                                              =======

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders

     The table below shows the number of Canon shares held by holders of 5% or more of Canon shares and their percentage ownership as of December 31, 2001:


Name of major shareholder                        Shares owned        Percentage
-------------------------                        ------------        ----------
                                                (In thousands)

The Dai-Ichi Mutual Life Insurance Co...             66,114            7.5%

State Street Bank and Trust Company  ...             45,401            5.2%

Japan Trustee Services Bank, Ltd.    ...             44,321            5.1%
(Trust Account)

     The Dai-Ichi Mutual Life Insurance Co.'s percentage ownership was 8.3% and 8.4% as of December 31, 2000 and 1999, respectively. This change was due to a sell-down by the Dai-Ichi Mutual Life Insurance Co.. There were no other 5% or greater shareholders during fiscal 2001 and 2001.

     Canon's major shareholders do not have different voting rights from other shareholders.

     As of December 31, 2001, 16.3% of the outstanding shares were held of record by 265 residents of the United States of America.

     The Company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.

     B. Related party transactions

     Since the beginning of Canon's last full fiscal year, Canon has not transacted with, nor does Canon currently plan to transact with a related party (other than certain transactions with subsidiaries of the Company). For purposes of this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Canon; (b) associates; (c) individuals owing, directly or indirectly, an interest in the voting power of Canon that gives them significant influence over Canon, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Canon, including directors and senior management of companies and close member of such individual's families; (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Canon and enterprises that have a member of key management in common with Canon. Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with Canon. An associate is an unconsolidated enterprise in which Canon has a significant influence or which has significant influence over Canon. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owing a 10% interest in the voting power of Canon are presumed to have a significant influence on Canon.

     To the Company's knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2002.

     C. Interests of experts and counsel

     None.

Item 8. Financial Information

     A. Consolidated statements and other financial information

Consolidated statements

     This Annual Report contains consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ending December 31, 2001 prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with accounting principles generally accepted in the United States of America by KPMG, independent auditors, and accompanied by an audit report covering each of the periods.

     Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements

Legal proceedings

     Canon and certain of its subsidiaries are defendants in a number of pending lawsuits. However, based upon information available to Canon, management of the Company does not expect such lawsuits to have a material effect on Canon's financial condition or results of operations.

Dividend policy

     Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March each year. Record holders of the Company's American Depositary Receipts
(ADRs) on the dividends record date are entitled to receive payment in full of the declared dividend. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company's year-end dividends and for the interim dividends are December 31 and June 30, respectively.

     Canon intends to continue providing stable returns of profits to shareholders, while retaining sufficient internal funds to expand its business and make the investments necessary to improve its income. However there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on Canon's earnings, financial condition, future earnings prospects and other factors.

     B. Significant changes

     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

     A. Offer and listing details

Trading in domestic markets

     The common stock of the Company has been listed on the Tokyo Stock Exchange (TSE), which is the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.

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

                                     TSE                           TOPIX                         Nikkei Stock Average
        Period                   (Canon Inc.)                 (Reference data)                     (Reference data)
-----------------------    ------------------------    ------------------------------     ---------------------------------
                                (Japanese yen)                    (Points)                          (Japanese yen)
                              High          Low             High             Low               High                Low
                           ----------    ----------    --------------    ------------     --------------     --------------
1997 Year..............    Yen  3,820    Yen  2,280        1,560.28         1,130.00      Yen  20,910.79     Yen  14,488.21
1998 Year..............         3,400         1,930        1,300.30           980.11           17,352.95          12,787.90
1999 Year..............         4,200         2,170        1,722.20         1,048.33           19,036.08          13,122.61
2000 1(st) quarter.....         4,920         3,550        1,754.78         1,558.15           20,809.79          18,068.10
     2(nd) quarter.....         5,520         3,830        1,732.45         1,504.93           20,833.21          15,870.25
     3(rd) quarter.....         5,620         4,420        1,613.89         1,439.43           17,661.11          15,394.71
     4(th) quarter.....         4,950         3,400        1,512.20         1,255.16           16,192.78          13,182.51
2000 Year..............         5,620         3,400        1,754.78         1,255.16           20,833.21          13,182.51
2001 1(st) quarter.....         5,190         3,720        1,337.63         1,161.97           14,186.62          11,433.88
     2(nd) quarter.....         5,330         4,490        1,440.97         1,254.19           14,566.11          12,511.66
     3(rd) quarter.....         5,030         3,150        1,293.42           990.80           12.929.66           9,382.95
     4(th) quarter.....         4,630         3,210        1,107.83           988.98           11,186.75           9,604.09
2001 Year..............         5,330         3,150        1,440.97           988.98           14,566.11           9,382.95


                                     TSE                           TOPIX                         Nikkei Stock Average
        Period                   (Canon Inc.)                 (Reference data)                     (Reference data)
-----------------------    ------------------------    ------------------------------     ---------------------------------
                                (Japanese yen)                    (Points)                          (Japanese yen)
                              High          Low             High             Low               High                Low
                           ----------    ----------    --------------    ------------     ---------------   ---------------
2001 July..............    Yen  5,030    Yen  3,990        1,293.42         1,163.76      Yen  12,929.66      Yen 11,531.68
     August............         4,570         3,550        1,235.26         1,114.58           12,407.37          10,684.16
     September.........         3,770         3,150        1,100.13           990.80           10,812.89           9,382.95
     October...........         4,170         3,210        1,107.83         1,031.17           11,052.01           9,604.09
     November..........         4,340         3,510        1,088.77         1,016.48           11,186.75           9,955.09
     December..........         4,630         4,030        1,058.03           988.98           11,052.51          10,170.90
2002 January...........         4,830         4,130        1,055.14           964.75           10,979.92           9,843.12
     February..........         4,700         4,050        1,013.80           922.51           10,798.62           9,420.85
     March.............         5,010         4,650        1,125.43         1,030.17           12,034.04          10,540.31
     April.............         5,250         4,630        1,105.91         1,053.46           11,812.99          10,896.12
     May...............         5,160         4,710        1,139.43         1,071.89           12,081.43          11,250.86

Trading in foreign markets

     The Company's ADRs are listed on the New York Stock Exchange (NYSE) and the Company's Global Bearer Certificates (GBCs) are listed on the Frankfurt Stock Exchange.

     Since our 1969 public offering in the United States of U.S.$9,000,000 principal amount of our 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company's ADRs. Since March 16, 1998, each ADR represent one share of the Company's common stock. The Company's ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system ("NASDAQ") since 1972 under the symbol CANNY to September 13, 2000.

     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NASDAQ and NYSE.

                                  NASDAQ                      NYSE
      Period                   (Canon Inc.)               (Canon Inc.)
-----------------------   ----------------------     ---------------------
                                          (U.S. dollars)
                            High           Low         High          Low
                          --------       -------     --------      -------
1997 Year..............    $32.100       $19.950
1998 Year..............     24.963        17.000
1999 Year..............     40.938        19.250
2000 1(st) quarter.....     46.250        33.500
     2(nd) quarter.....     51.750        37.563
     3(rd) quarter.....     51.625        41.500      $46.938      $42.625
     4(th) quarter.....                                45.750       31.000
2000 Year..............    $51.750       $33.500       46.938       31.000
2001 1(st) quarter.....                                40.550       31.500
     2(nd) quarter.....                                42.900       35.820
     3(rd) quarter.....                                40.580       26.480
     4(th) quarter.....                                36.070       28.700
2001 Year..............                                42.900       26.480

                                  NASDAQ                      NYSE
      Period                   (Canon Inc.)               (Canon Inc.)
-----------------------   ----------------------     ---------------------
                                          (U.S. dollars)
                            High           Low         High          Low
                          --------       -------     --------      -------
2001 July..............                               $40.580      $32.400
     August............                                36.260       30.160
     September.........                                31.150       26.480
     October...........                                33.410       28.700
     November..........                                33.950       29.060
     December..........                                36.070       33.140
2002 January...........                                36.910       31.370
     February..........                                34.640       30.750
     March.............                                38.400       36.200
     April.............                                40.310       35.650
     May...............                                38.530       37.300


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

     B. Memorandum and articles of association

          See Item 19, Exhibit 1(a), of the Company's registration statement on Form 20-F filed June 4, 1998.

     C. Material contracts

          None.

     D. Exchange controls

       (a) Information with respect to Japanese exchange regulations affecting the Company's security holders is as follows:

           The Foreign Exchange and Foreign Trade Law of Japan, as amended and effective from April 1, 1998, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Regulations") govern certain aspects relating to the issuance of securities (including bonds and bonds with rights for subscription of new shares) by the Company and the acquisition and holding of such securities by "non-residents of Japan" and by "foreign investors" as hereinafter defined.

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

           Acquisition of Shares upon Exercise of Rights for Subscription of New
           Shares:

           The acquisition by a non-resident of Japan of shares upon exercise of his rights for subscription of new shares is exempted from the notification and reporting requirements described under "Acquisition of Shares" above.

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

       (b) Reporting of Substantial Shareholdings:

           The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of over-the-counter shares) the Japan Securities Dealers Association. For this purpose, shares issuable exercise of rights for subscription of new shares held by such holder are taken into account in determining both the size of a holding and a company's total outstanding share capital.

      E. Taxation

      1. Taxation in Japan

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

      2. Taxation in the United States

      The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Canon shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold Canon shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

      o   certain financial institutions;
      o   insurance companies;
      o dealers and traders in securities or foreign currencies; o persons holding Canon shares or ADSs as part of a hedge, straddle or conversion transaction;
      o persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
      o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
      o   persons liable for the alternative minimum tax;
      o   tax-exempt organizations;
      o persons holding Canon shares or ADSs that own or are deemed to own more than ten percent of any class of Canon stock; or
      o persons who acquired Canon shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Canon shares or ADSs in your particular circumstances.

  The discussion below applies to you only if you are a beneficial owner of Canon shares or ADSs and are, for U.S. federal tax purposes:


     o   a citizen or resident of the United States;
     o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

      The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Japanese taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

  Taxation of Distributions

      Distributions paid on ADSs or shares, to the extent paid out of current or accumulated earnings and profits, other than certain pro rata distributions of common shares, as determined under United States federal income tax principles will be treated as a dividend. The amount of this dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax free return of capital to the extent of your basis in the shares and then as capital gain.

      Dividends paid in Japanese yen will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

      Japanese taxes withheld from cash dividends on Canon shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Japanese taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

  Sale and Other Disposition of Canon Shares or ADSs

      For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Canon shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Canon shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the Canon shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

  Passive Foreign Investment Company Rules

      Canon believes that it will not be considered a "passive foreign investment company" ("PFIC") for United States federal income tax purposes for 2001. However, since PFIC status depends upon the composition of Canon's income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25 percent owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any other taxable year. If Canon were treated as a PFIC for any taxable year during which you held Canon shares or ADSs, certain adverse consequences could apply to you.

      If Canon were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of Canon shares or ADSs would be allocated ratably over you holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125 percent of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to market election) may be available to you that may mitigate the adverse consequences resulting from PFIC status.

   Information Reporting and Backup Withholding

      Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

      The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     F. Dividends and paying agents

          Not applicable.

     G. Statement by experts

          Not applicable.

     H. Documents on display

     According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, to the Securities Exchange Commission and the New York Stock Exchange. These reports may be inspected at the following sites.

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

Equity price risk

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

     Maturities and fair values of such marketable securities and marketable investments were as follows at December 31, 2001 and 2000.

                                                            2001                           2000
                                                  ---------------------------     --------------------------
                                                    Cost         Fair value        Cost          Fair value
                                                  --------       ----------       ------        ------------
                                                                     (Millions of yen)
Due within one year..........................     Yen  3,824      Yen  3,883     Yen  2,191     Yen   2,250
Due after one year through five years........          2,074           2,387          2,780           3,573
Due after five years.........................          5,516           5,550          6,376           6,463
Equity securities............................          7,438          12,363         29,956          62,398
                                                  ----------      ----------     ----------     -----------
Total........................................     Yen 18,852      Yen 24,183     Yen 41,303     Yen  74,684
                                                  ==========      ==========     ==========     ===========

Foreign Exchange Rates and Interest Rates Risk

     Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. Canon and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified among a number of major financial institutions.

     The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency exchange rate. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts, which it uses to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

     The following table provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2001 and 2000 together with the related weighted average contractual exchange rates at December 31, 2001 and 2000. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2002 and 2001.

                                                                    As of December 31, 2001
                                                -----------------------------------------------------------------
Forwards to sell foreign currencies              U.S.$/Yen            euro/Yen           Others          Total
-----------------------------------             -----------         -----------        ----------     -----------
                                                      (Millions of yen except average contractual rates)

Contract amounts.......................         Yen 117,579         Yen 115,405        Yen 17,904     Yen 250,888
Estimated fair value...................              (7,414)             (5,384)             (701)        (13,499)
Average contractual rates..............              120.98              109.35                --              --



                                                                    As of December 31 2000
                                                -----------------------------------------------------------------
Forwards to sell foreign currencies             U.S.$/Yen            euro/Yen            Others           Total
-----------------------------------             -----------         -----------        ----------     -----------
                                                      (Millions of yen except average contractual rates)

Contract amounts........................        Yen 271,398         Yen  88,483        Yen  1,398     Yen 361,279
Estimated fair value...................             (11,257)             (8,920)              250        (19,927)
Average contractual rates..............              108.86               95.01                --


     Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

     The following tables provide information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2001 and 2000 together with the related weighted average contractual interest rates at December 31, 2001 and 2000.

Long-term debt (including due within one year)

                                                                                Expected maturity date
                           Average               ----------------------------------------------------------------------------------
                          interest                                                                                       Estimated
                           rates*     Total         2002        2003        2004        2005        2006    Thereafter  fair value
                          -------- -----------   ----------  ----------  ----------  ----------  ---------- ----------  -----------
                                                                           (Millions of yen except interest rate data)
Year ended
December 31, 2001:
Japanese yen notes ......   2.26%  Yen  92,479   Yen 37,559  Yen  9,920  Yen 20,000  Yen  5,000          --  Yen 20,000  Yen  96,436
Japanese yen convertible
 debentures .............   1.21        18,945        3,825          --          --       5,172          --       9,948       57,020
Loans, principally
 from banks .............   3.93        37,850       16,189      10,546       5,202       1,570  Yen    433       3,910       36,121
                                   -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

 Total ..................     --   Yen 149,274   Yen 57,573  Yen 20,466  Yen 25,202  Yen 11,742  Yen    433  Yen 33,858  Yen 189,577
                                   ===========   ==========  ==========  ==========  ==========  ==========  ==========  ===========

                                                                                Expected maturity date
                           Average               ----------------------------------------------------------------------------------
                          interest                                                                                       Estimated
                           rates*     Total         2001        2002        2003        2004        2005    Thereafter  fair value
                          -------- -----------   ----------  ----------  ----------  ----------  ---------- ----------  -----------
                                                                           (Millions of yen except interest rate data)
Year ended
December 31, 2000:
Japanese yen notes ......   2.27%  Yen 111,920   Yen 19,920  Yen 37,000  Yen 10,000  Yen 20,000  Yen  5,000  Yen 20,000  Yen 115,741
Japanese yen convertible
 debentures .............   1.20        19,926           --       4,746          --          --       5,221       9,959       56,912
Loans, principally
 from banks .............   3.40        49,574       18,575      14,921       8,455       1,147       1,346       5,130       52,535
                                   -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

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


Interest rate swaps

Year ended December 31, 2001:
                                                                             Expected maturity date
 Notional      Average                          ----------------------------------------------------------------------------------
 principal     receive    Average                                                                                       Estimated
 amount        rate       pay rate     Total       2002        2003        2004        2005        2006     Thereafter  fair value
-----------  ---------   ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
(Millions)                                             (Millions of yen except notional principal amount and percentage data)
Yen  20,000    2.60%       -0.03%   Yen 20,000  Yen 20,000          --          --          --        --          --   Yen   575
U.S.$   476    1.98         5.34        62,811       9,123  Yen 19,250  Yen 34,438          --        --          --      (1,463)

----------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 2000:
                                                                             Expected maturity date
 Notional      Average                          ----------------------------------------------------------------------------------
 principal     receive    Average                                                                                       Estimated
 amount        rate       pay rate     Total       2001        2002        2003        2004        2005     Thereafter  fair value
-----------  ---------   ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
(Millions)                                             (Millions of yen except notional principal amount and percentage data)
Yen  60,000    1.63%        0.84%   Yen 60,000  Yen 40,000  Yen 20,000          --          --        --          --   Yen 1,315
U.S.$   467    6.20         6.62        53,538       6,202      19,934  Yen 27,402          --        --          --        (515)

     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations. Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     As a result of amendments to the Japanese Commercial Code which became effective on October 1, 1982 (the "1982 Amendments"), the Deposit Agreement dated May 1, 1969, which constituted the American Depositary Receipts for 10,000,000 ADSs, each ADS representing five shares, was amended and restated as of October 1, 1982 (the "amended Deposit Agreement").

     Under the 1982 Amendments, the Company was required to adopt a "unit" of Shares ("tan-i-kabu"). At its annual meeting of shareholders held on March 30, 1982, the Company adopted 1,000 Shares as one unit, effective from October 1, 1982.

     Recent amendments to the Japanese Commercial Code abolished the unit share System called "tan-i-kabu" as of October 1, 2001, and introduced a new unit share system called "tangen-kabu" (together with the 1982 Amendments, the "Amendments"). Pursuant to these legal changes, the Company is deemed to have amended its Articles of Incorporation in October 2001, so that 1,000 Shares constitute one new unit. The Commercial Code permits the Board of Directors to reduce the number of Shares that will constitute a new unit or abolish the new unit share system entirety by amending the Company's Articles of Incorporation without approval by shareholders. The number of Shares constituting a new unit may not exceed 1,000 Shares or one-two hundredths (1/200) of the number of all issued Shares.

     Under the unit share system, shareholders have one voting right for each unit of Shares they hold. Shares not constituting a full unit will carry all shareholders' rights except for those relating to voting rights.

     Pursuant to the amendment to the Commercial Code, the Company is deemed to have amended its Articles of Incorporation so that no share certificates will be issued with respect to any Shares constituting less than one unit. Consequently, no certificates for Shares other than a full unit or an integral multiple thereof will be issued unless the Company determines that it is necessary to issue such certificates for protection of the holders of Shares constituting less than one unit. As the transfer of Shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

     A holder of Shares constituting less than one unit may at any time require the Company (through the participating institution in the case of a beneficial shareholder under the central clearing system) to purchase such Shares at the last selling price of a Share as reported by the Tokyo Stock Exchange on the day when such request is made.

    A holder of Shares constituting less than one unit is entitled as a shareholder to the rights (i) to receive distribution of dividends of profit or interest, (ii) to receive Shares and/or cash by way of retirement, consolidation, division, conversion, exchange or transfer of shares, company split or merger, (iii) to be allotted rights to subscribe for new Shares and other securities when such rights are granted to shareholders; and (iv) to participate in any distribution of surplus assets upon liquidation. Such holder cannot exercise any voting rights pertaining to those Shares. For calculation of the quorum for various voting purposes, the aggregate number of Shares constituting less than one unit will be excluded from the number of voting rights.

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

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

Consolidated financial statement of Canon Inc. and Subsidiaries:     Page number
                                                                     -----------

     Independent Auditors' Report............................................50

     Consolidated Balance Sheets as of December 31, 2001 and 2000............51

     Consolidated Statements of Income for the years ended December
     31, 2001, 2000 and 1999.................................................52

     Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999..................................53

     Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999........................................54

     Notes to Consolidated Financial Statements..............................56

Schedule:

     Independent Auditors' Report on Schedule................................50

     Schedule II Valuation and Qualifying Accounts for the years ended
     December 31, 2001, 2000 and 1999........................................89

     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Financial statements of non-consolidated subsidiaries and affiliates, 20% to 50% owned, are omitted because they were not significant as of or for the year ended December 31, 2001.

                          Independent Auditors' Report


The Board of Directors and Stockholders
Canon Inc.:


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

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 of the notes to the consolidated financial statements, Canon Inc. and subsidiaries changed their method of accounting for derivative instruments and hedging activities in the year beginning January 1, 2001.


KPMG

Tokyo, Japan
January 30, 2002

                          CANON INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                           December 31, 2001 and 2000

                                                                                 Millions of yen
                                                                           ---------------------------
                                                                                2001          2000
                                                                           ------------- -------------
                                Assets
 Current assets:
      Cash and cash equivalents                                         Yen      506,234       493,962
      Marketable securities (note 3)                                               4,772        10,943
      Trade receivables (notes 4 and 7)                                          456,635       479,790
      Inventories (notes 5 and 7)                                                448,300       490,693
      Prepaid expenses and other current assets (note 10)                        214,353       196,011
                                                                           ------------- -------------
              Total current assets                                             1,630,294     1,671,399

 Noncurrent receivables and restricted funds (note 18)                            21,125        27,626
 Investments (notes 3 and 7)                                                      66,168       119,195
 Net property, plant and equipment (notes 6 and 7)                               821,125       771,594
 Other assets (notes 9 and 10)                                                   306,044       242,311
                                                                           ------------- -------------

              Total assets                                              Yen    2,844,756     2,832,125
                                                                           ============= =============

                 Liabilities and Stockholders' Equity
 Current liabilities:
      Short-term loans (note 7)                                         Yen      200,104       248,688
      Trade payables (note 8)                                                    354,446       444,633
      Income taxes (note 10)                                                      65,324        53,865
      Accrued expenses                                                           157,335       164,484
      Other current liabilities (note 10)                                         76,974        63,120
                                                                           ------------- -------------
              Total current liabilities                                          854,183       974,790

 Long-term debt, excluding current installments (note 7)                          95,526       142,925
 Accrued pension and severance cost (note 9)                                     237,537       194,445
 Other noncurrent liabilities (note 10)                                           17,645        22,838
                                                                           ------------- -------------
              Total liabilities                                                1,204,891     1,334,998
                                                                           ------------- -------------

 Minority interests                                                              181,389       198,213
                                                                           ------------- -------------

 Stockholders' equity:
      Common stock
        Authorized 2,000,000,000 shares;
        issued 876,282,332 shares in 2001
        and 875,627,023 shares in 2000 (notes 7 and 11)                          165,287       164,796
      Additional paid-in capital (notes 7 and 11)                                392,456       391,939
      Legal reserve (note 12)                                                     38,330        35,584
      Retained earnings (notes 10 and 12)                                        997,848       853,177
      Accumulated other comprehensive income (loss)
        (notes 3, 9, 10, 14 and 17)                                             (135,168)     (146,582)
      Treasury stock, at cost 69,889 shares in 2001                                 (277)            -
                                                                           ------------- -------------
              Total stockholders' equity                                       1,458,476     1,298,914
                                                                           ------------- -------------

 Commitments and contingent liabilities (note 18)                          ------------- -------------

              Total liabilities and stockholders' equity                Yen    2,844,756     2,832,125
                                                                           ============= =============

           See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                  Years ended December 31, 2001, 2000 and 1999

                                                                                         Millions of yen
                                                                           ----------------------------------------
                                                                                2001          2000          1999
                                                                                ----          ----          ----

Net sales                                                              Yen    2,907,573     2,696,420     2,530,896

Cost of sales                                                                 1,626,959     1,577,461     1,497,940
                                                                           ------------  ------------  ------------
             Gross profit                                                     1,280,614     1,118,959     1,032,956

Selling, general and administrative expenses                                    998,775       884,828       864,612
                                                                           ------------  ------------  ------------
             Operating profit                                                   281,839       234,131       168,344

Other income (deductions):
     Interest and dividend income                                                 9,571        11,428        10,222
     Interest expense                                                           (10,712)      (15,018)      (20,356)
     Other, net                                                                     868        (3,345)       (2,138)
                                                                           ------------  ------------  ------------
                                                                                   (273)       (6,935)      (12,272)
                                                                           ------------  ------------  ------------
             Income before income taxes and minority interests                  281,566       227,196       156,072

Income taxes (note 10)                                                          115,154        87,197        83,939
                                                                           ------------  ------------  ------------
             Income before minority interests                                   166,412       139,999        72,133

Minority interests                                                                2,543         5,911         1,899
                                                                           ------------  ------------  ------------
             Income before cumulative effect of change in                       163,869       134,088        70,234
               accounting principle

Cumulative effect of change in accounting principle, net of tax                   3,692             -             -
                                                                           ------------  ------------  ------------
  (note 1(o))
             Net income                                                 Yen     167,561       134,088        70,234
                                                                           ============  ============  ============

                                                                                               Yen
Earnings per share (notes 1(q) and 15):
     Basic:
         Income before cumulative effect of change in                   Yen    187.07        153.66         80.66
           accounting principle
         Cumulative effect of change in accounting principle                     4.22             -             -
                                                                              -------       -------       -------
         Net income                                                     Yen    191.29        153.66         80.66
                                                                              =======       =======       =======
     Diluted:
         Income before cumulative effect of change in                   Yen    184.55        151.51         79.50
           accounting principle
         Cumulative effect of change in accounting principle                     4.15             -             -
                                                                              -------       -------       -------
         Net income                                                     Yen    188.70        151.51         79.50
                                                                              =======       =======       =======

Dividends per common share (note 12)                                    Yen     25.00         21.00         17.00
                                                                              =======       =======       =======

See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2001, 2000 and 1999

                                                                                    Millions of yen
                                                                        ----------------------------------------
                                                                           2001           2000            1999
                                                                        ----------     ----------     ----------
Common stock:
     Balance at beginning of year                                  Yen     164,796        163,969        163,033
     Conversion of convertible debt (notes 11 and 13)                          491            668            936
     Shares issued for acquisition of minority interests
       (notes 11 and 13)                                                         -            159              -
                                                                        ----------     ----------     ----------

     Balance at end of year                                                165,287        164,796        163,969
                                                                        ----------     ----------     ----------
Additional paid-in capital:
     Balance at beginning of year                                          391,939        376,848        375,913
     Conversion of convertible debt and other (notes 11 and 13)                517            661            935
     Shares issued for acquisition of minority interests
       (notes 11 and 13)                                                         -         14,430              -
                                                                        ----------     ----------     ----------

     Balance at end of year                                                392,456        391,939        376,848
                                                                        ----------     ----------     ----------
Legal reserve:
     Balance at beginning of year                                           35,584         33,518         31,396
     Transfers from retained earnings (note 12)                              2,746          2,066          2,122
                                                                        ----------     ----------     ----------
     Balance at end of year                                                 38,330         35,584         33,518
                                                                        ----------     ----------     ----------
Retained earnings:
     Balance at beginning of year                                          853,177        735,975        682,663
     Net income for the year                                               167,561        134,088         70,234
     Cash dividends (note 12)                                              (20,144)       (14,820)       (14,797)
     Transfers to legal reserve (note 12)                                   (2,746)        (2,066)        (2,122)
     Other                                                                       -              -             (3)
                                                                        ----------     ----------     ----------
     Balance at end of year                                                997,848        853,177        735,975
                                                                        ----------     ----------     ----------
Accumulated other comprehensive income (loss)
  (notes 3, 9, 10, 14 and 17):
     Balance at beginning of year                                         (146,582)      (108,307)       (97,485)
     Other comprehensive income (loss) for the year, net of tax             11,414        (38,275)       (10,822)
                                                                        ----------     ----------     ----------
     Balance at end of year                                               (135,168)      (146,582)      (108,307)
                                                                        ----------     ----------     ----------
Treasury stock:
     Balance at beginning of year                                                -              -              -
     Purchase                                                                 (277)             -              -
                                                                        ----------     ----------     ----------
     Balance at end of year                                                   (277)             -              -
                                                                        ----------     ----------     ----------

         Total stockholders' equity                                Yen   1,458,476      1,298,914      1,202,003
                                                                        ==========     ==========     ==========

Disclosure of comprehensive income:
     Net income for the year                                       Yen     167,561        134,088         70,234
     Other comprehensive income (loss) for the year, net of tax
       (note 14)                                                            11,414        (38,275)       (10,822)
                                                                        ----------     ----------     ----------

         Total comprehensive income for the year                   Yen     178,975         95,813         59,412
                                                                        ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 2001, 2000 and 1999

                                                                                 Millions of yen
                                                                      -------------------------------------
                                                                         2001          2000          1999
                                                                      ---------     ---------     ---------
 Net income                                                        Yen  167,561       134,088        70,234

 Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                     152,300       146,477       158,111
      Loss on disposal of property, plant and equipment                  20,323        14,080         8,814
      Gain on securities contributed to retirement
        benefit trust (notes 3 and 9)                                   (15,536)            -             -
      Deferred income taxes                                               2,172       (10,280)       (5,972)
      Decrease (increase) in trade receivables                           47,844       (52,751)       (1,231)
      Decrease (increase) in inventories                                 73,858       (27,884)      107,913
      Increase (decrease) in trade payables                            (161,157)      100,588       (22,950)
      Increase (decrease) in income taxes                                10,561         6,917       (13,966)
      Increase in accrued expenses                                        2,177        21,343         3,206
      Other, net                                                          5,649        14,038         4,758
                                                                      ---------     ---------     ---------
          Net cash provided by operating activities                     305,752       346,616       308,917
                                                                      ---------     ---------     ---------

 Cash flows from investing activities:
      Capital expenditure                                              (207,674)     (170,986)     (200,386)
      Proceeds from sale of property,
        plant and equipment                                              10,224         5,752         6,104
      Payment for purchase of marketable securities                      (9,225)       (3,082)      (12,349)
      Proceeds from sale of marketable securities                         9,473         2,428         6,637
      Payment for purchase of investments                                (2,452)      (14,702)       (9,770)
      Other                                                               7,062       (32,214)        8,782
                                                                      ---------     ---------     ---------
          Net cash used in investing activities                        (192,592)     (212,804)     (200,982)
                                                                      ---------     ---------     ---------

                          CANON INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 2001, 2000 and 1999

                                                                          Millions of yen
                                                             -------------------------------------
                                                                 2001        2000         1999
                                                                 ----        ----         ----

 Cash flows from financing activities (note 13):
      Proceeds from long-term debt                      Yen       7,417      17,358       23,811
      Repayment of long-term debt                               (40,423)    (32,529)     (75,005)
      Decrease in short-term loans                              (64,292)    (67,923)     (51,871)
      Dividends paid (note 12)                                  (20,144)    (14,820)     (14,797)
      Other                                                      (3,786)     (2,683)      (4,961)
                                                             ----------  ----------   ----------
          Net cash used in financing activities                (121,228)   (100,597)    (122,823)
                                                             ----------  ----------   ----------

 Effect of exchange rate changes                                 20,340     (19,706)      (3,841)
   on cash and cash equivalents                              ----------  ----------   ----------

 Net change in cash and cash equivalents                         12,272      13,509      (18,729)

 Cash and cash equivalents at beginning of year                 493,962     480,453      499,182
                                                             ----------  ----------   ----------

 Cash and cash equivalents at end of year               Yen     506,234     493,962      480,453
                                                             ==========  ==========   ==========



 Cash paid during the year for:
      Interest                                          Yen      10,722      14,860       19,321
      Income taxes                                              102,421      90,560      103,877
                                                             ==========  ==========   ==========


            See accompanying notes to consolidated financial statements.

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(1)    Basis of Presentation and Significant Accounting Policies
       ---------------------------------------------------------
       (a)   Description of Business
             -----------------------
             The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon's products also include business systems such as faxes, computers, micrographics and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon's sales in the year ended December 31, 2001 were distributed as follows: copying machines- 31%, computer peripherals- 35%, business systems- 11%, cameras- 13%, and optical and other products- 10%.

             Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 70% of consolidated net sales in the year ended December 31, 2001 were generated outside Japan, with 34% in Americas, 27% in Europe and 9% in other areas.

             Canon's manufacturing operations are conducted primarily at 17 plants in Japan and 13 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Mexico.

             Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the year ended December 31, 2001.

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

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       (e)   Translation of Foreign Currencies
             ---------------------------------
             Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gain and losses resulting from other foreign currency transactions are included in other income (deductions).

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

             Canon's share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                         Millions of yen
                                                   --------------------------
                                                   2001       2000       1999
                                                   ----       ----       ----

                 Net earnings (loss)         Yen   (1,845)    10,817     (2,848)
                 Dividends received                   401         67         40

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       (i)   Depreciation
             ------------
             Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

       (j)   Goodwill and Other Intangible Assets
             ------------------------------------
             Goodwill, which represents the excess cost over the net tangible and identifiable intangible assets acquired at acquisition dates of investments in subsidiaries and affiliated companies, is being amortized on a straight-line basis over the expected periods to be benefited, generally 10 years. Canon assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Canon's average cost of funds.

             Other intangible assets principally consist of software for internal-use. Certain costs incurred to purchase or develop software for internal-use during the application development stage are capitalized. The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally 5 years.

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

       (l)   Employee Retirement and Severance Benefits
             ------------------------------------------
             The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 10).

       (m)   Research and Development and Advertising
             ----------------------------------------
             The costs of research and development and advertising are expensed as incurred.

       (n)   Shipping and Handling Costs
             ---------------------------

             Shipping and handling costs totaled Yen33,835 million, Yen31,633 million and Yen30,244 million for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       (o)   Derivative Financial Instruments
             --------------------------------
             On January 1, 2001, Canon adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

             All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

             Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

             Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


             When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

             The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in an increase to net income of approximately Yen3,692 million and a decrease to other comprehensive income (loss) of approximately Yen2,401 million.

             Prior to the adoption of SFAS 133 and 138, derivative financial instruments that were designated and effective to hedge forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in other income (deductions). Foreign currency derivative financial instruments generally qualified for hedge accounting if their maturity dates corresponded to hedged existing assets and liabilities denominated in foreign currencies, and gains and losses on such derivative financial instruments were recognized and recorded in other income (deductions) at end of year and at settlement, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the hedging derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income when the sale of the hedged items occurred. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of interest income or expense of such related underlying assets or liabilities (see note 16).

       (p)   Issuance of Stock by Subsidiaries
             ---------------------------------
             The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       (q)   Earnings per Share
             ------------------
             Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

       (r)   Use of Estimates
             ----------------
             Management of Canon has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (s)   Long-Lived Assets and Long-Lived Assets to Be Disposed Of
             ---------------------------------------------------------
             Canon's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

       (t)   Revenue Recognition
             -------------------
             Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

       (u)   Accounting for Sales Incentives
             -------------------------------
             In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.

             In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 ("EITF 00-22"), "Accounting for "Points" and Certain Other Time-Based or

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


             Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period.

             In April 2001, the Emerging Issues Task Force also reached a final consensus on Issue 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor to an entity that purchases the vendor's products for resale.

             In November 2001, the Emergency Issues Task Force approved the codification of the above consensuses in EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products."

             Canon adopted these consensuses on a prospective basis from the fiscal year beginning January 1, 2001. However, consolidated financial statements for the prior period have been reclassified to comply with the income statement display requirements. The adoption results in a reduction in net sales for the years ended December 31, 2000 and 1999 of Yen84,883 million and Yen91,369 million, respectively, and a corresponding decrease in selling, general and administrative expenses, with no effect on net income. The adoption of these consensuses did not have a material impact on the consolidated financial statements.

       (v)   New Accounting Standards
             ------------------------
             In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

             Canon adopted the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


             SFAS 141 requires Canon to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS 142, Canon is required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

             In connection with the transitional impairment evaluation, SFAS 142 will require Canon to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, Canon must (1) identify its reporting units,
             (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in Canon's consolidated statement of income. The adoption of SFAS 141 did not have a material effect on Canon's consolidated financial position and results of operations. Management does not anticipate that the adoption of SFAS 142 will have a material effect on Canon's consolidated financial position and results of operations.

             In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and
             (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Canon is required to adopt the provisions of SFAS 143 on January 1, 2003. Currently, the effect on Canon's consolidated financial statements of adopting SFAS 143 has not been determined.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


             In August 2001, the Financial Accounting Standards Board issued SFAS 144, which supersedes both Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS 121, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142. Canon adopted the provision of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material effect on Canon's consolidated financial position and results of operations.

       (w)   Reclassifications
             -----------------
             Certain reclassifications have been made to the prior years' consolidated financial statements to conform the presentation used for the year ended December 31, 2001. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (deductions), are recorded in selling, general and administrative expenses in the year ended December 31, 2001. As a result of the reclassification, operating profit for the years ended December 31, 2000 and 1999 decreased by Yen11,868 million and Yen7,712 million, respectively.

(2)    Foreign Operations
       ------------------
       Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

                                                 Millions of yen
                                        ----------- ------------------------
                                        2001            2000            1999
                                        ----            ----            ----

       Total assets             Yen   1,074,856      1,016,908         917,810
       Net assets                       482,986        381,553         326,631
       Net sales                      2,048,993      1,864,123       1,776,688
       Net income                        31,903         37,519          32,876

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(3)    Marketable Securities and Marketable Investments
       ------------------------------------------------
       Marketable securities and marketable investments consist of available-for-sale securities. The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2001 and 2000 are as follows:

                                                                              Millions of yen
                                                                  --------------------------------------------
                                                                             Gross        Gross
                                                                           Unrealized  Unrealized
                                                                            Holding      Holding
                                                                  Cost       Gains       Losses     Fair Value
                                                                  ----       -----       ------     ----------
       2001:
          Current:
             Available-for-sale:
                Japanese and foreign
                  governmental bond securities             Yen        55           -           -           55
                Corporate debt securities                          3,623          59           -        3,682
                Bank debt securities                                  91           -           -           91
                Equity securities                                  1,008           2          66          944
                                                               ---------   ---------   ---------    ---------

                                                           Yen     4,777          61          66        4,772
                                                               =========   =========   =========    =========
          Noncurrent:
             Available-for-sale:
                Japanese and foreign
                  governmental bond securities             Yen       201           -           -          201
                Corporate debt securities                          5,553         267           -        5,820
                Fund trusts                                        1,891          82           2        1,971
                Equity securities                                  6,430       5,635         646       11,419
                                                               ---------   ---------   ---------    ---------

                                                           Yen    14,075       5,984         648       19,411
                                                               =========   =========   =========    =========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                                                              Millions of yen
                                                                 ---------------------------------------------
                                                                             Gross        Gross
                                                                           Unrealized  Unrealized
                                                                            Holding      Holding
                                                                  Cost       Gains       Losses     Fair Value
                                                                  ----       -----       ------     ----------
       2000:
          Current:
             Available-for-sale:
                Japanese and foreign
                  governmental bond securities             Yen        49           -           -           49
                Corporate debt securities                          2,734         273           -        3,007
                Bank debt securities                                  91           -           -           91
                Fund trusts                                        2,977         540           -        3,517
                Equity securities                                  3,260       1,116          97        4,279
                                                               ---------   ---------   ---------    ---------

                                                           Yen     9,111       1,929          97       10,943
                                                               =========   =========   =========    =========
          Noncurrent:
             Available-for-sale:
                Japanese and foreign
                  governmental bond securities             Yen       174           -           -          174
                Corporate debt securities                          5,133         126           -        5,259
                Bank debt securities                                 149           1           -          150
                Fund trusts                                           40           -           1           39
                Equity securities                                 26,696      31,430           7       58,119
                                                               ---------   ---------   ---------    ---------

                                                           Yen    32,192      31,557           8       63,741
                                                               =========   =========   =========    =========

       Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by Yen13,603 million and Yen34,532 million in the years ended December 31, 2001 and 2000, respectively, and increased by Yen41,257 million in the year ended December 31, 1999.

       Maturities of marketable securities and marketable investments classified as available-for-sale were as follows at December 31, 2001:

                                                           Millions of yen
                                                       ----------------------
                                                          Cost     Fair Value
                                                          ----     ----------

       Due within one year                          Yen    3,824       3,883
       Due after one year through five years               2,074       2,387
       Due after five years                                5,516       5,550
       Equity securities                                   7,438      12,363
                                                       ---------   ---------

                                                    Yen   18,852      24,183
                                                       =========   =========

       Proceeds from sale of available-for-sale securities were Yen9,473 million, Yen2,428 million and Yen6,637 million in the years ended December 31, 2001, 2000 and 1999, respectively.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was Yen38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to Yen15,536 million were realized and were accounted for as "Other, net" in the consolidated statements of income.

       Realized gains and losses during the years ended December 31, 2000 and 1999 were insignificant.

(4)    Trade Receivables
       -----------------
       Trade receivables are summarized as follows:
                                                              Millions of yen
                                                         ----------------------
                                                             2001         2000
                                                         ---------    ---------

       Notes                                        Yen     43,563       44,189
       Accounts                                            424,163      447,218
       Less allowance for doubtful receivables              11,091       11,617
                                                         ---------    ---------

                                                    Yen    456,635      479,790
                                                         =========    =========

(5)    Inventories
       -----------
       Inventories comprised the following:
                                                              Millions of yen
                                                             2001         2000

       Finished goods                               Yen    323,910      354,796
       Work in process                                     106,255      121,278
       Raw materials                                        18,135       14,619
                                                         ---------    ---------

                                                    Yen    448,300      490,693
                                                         =========    =========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(6)    Property, Plant and Equipment
       -----------------------------
       Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

                                                            Millions of yen
                                                      --------------------------
                                                           2001          2000
                                                      ------------  ------------
       Land                                          Yen   157,251       155,358
       Buildings                                           691,661       652,779
       Machinery and equipment                             936,281       918,490
       Construction in progress                             61,039        34,819
                                                      ------------  ------------
                                                         1,846,232     1,761,446

       Less accumulated depreciation                     1,025,107       989,852
                                                      ------------  ------------
                                                     Yen   821,125       771,594
                                                      ============  ============

(7)    Short-term Loans and Long-term Debt
       -----------------------------------
       Short-term loans consisted of the following:

                                                            Millions of yen
                                                      --------------------------
                                                           2001          2000
                                                      ------------  ------------
       Bank borrowings                               Yen    62,103        65,911
       Acceptances payable by foreign
         subsidiaries                                       84,253       144,282
       Long-term debt due within one year                   53,748        38,495
                                                         ---------     ---------
                                                     Yen   200,104       248,688
                                                         =========     =========

       The weighted average interest rates on short-term loans outstanding at December 31, 2001 and 2000 were 2.76% and 6.05%, respectively.

       At December 31, 2001, unused short-term credit facilities for issuance of commercial paper amounted to Yen65,975 million.

       A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries' inventories and trade receivables.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Long-term debt consisted of the following:

                                                                        Millions of yen
                                                                        ----------------
                                                                        2001        2000
                                                                        ----        ----
       Loans, principally from banks, maturing in
         installments through 2030;  bearing weighted
         average interest of 3.93% and 3.40% at
         December 31, 2001 and 2000, respectively,
         partially secured by mortgage of property,
         plant and equipment and marketable securities         Yen     37,850      49,574
       2-7/20% Japanese yen notes, due 2001                                 -      19,920
       2-1/20% Japanese yen notes, due 2002                             5,000       5,000
       2-3/5% Japanese yen notes, due 2002                             20,479      20,000
       1-7/50% Japanese yen notes, due 2002                             2,000       2,000
       1-3/5% Japanese yen notes, due 2002                             10,000      10,000
       2-3/10% Japanese yen notes, due 2003                             5,000       5,000
       1-53/100% Japanese yen notes, due 2003                           5,000       5,000
       2-23/40% Japanese yen notes, due 2004                           10,000      10,000
       2-1/40% Japanese yen notes, due 2004                            10,000      10,000
       1-22/25% Japanese yen notes, due 2005                            5,000       5,000
       2-19/20% Japanese yen notes, due 2007                           10,000      10,000
       2-27/100% Japanese yen notes, due 2008                          10,000      10,000
       1% Japanese yen convertible debentures, due 2002                 3,825       4,746
       1-2/10% Japanese yen convertible debentures,
         due 2005                                                       5,172       5,221
       1-3/10% Japanese yen convertible debentures,                     9,948       9,959
         due 2008                                                   ---------   ---------
                                                                      149,274     181,420
       Less amount due within one year                                 53,748      38,495
                                                                    ---------   ---------
                                                               Yen     95,526     142,925
                                                                    =========   =========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       The aggregate annual maturities of long-term debt outstanding at December 31, 2001 were as follows:

                                            Millions of yen
                                            ---------------

              2002                        Yen      53,573
              2003                                 20,466
              2004                                 25,202
              2005                                 11,742
              2006                                    433
              Later years                          33,858
                                                ---------

                                            Yen   149,274

       Property, plant and equipment with a book value at December 31, 2001 of Yen10,713 million were mortgaged to secure long-term debt.

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

       The 1% Japanese yen convertible debentures due 2002 are currently convertible into approximately 2,555,000 shares of common stock at a conversion price of Yen1,497.00 per share.

       The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,455,000 shares of common stock at a conversion price of Yen1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2004 at premiums ranging from 3% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

       The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,645,000 shares of common stock at a conversion price of Yen1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2002 and December 31, 2007 at premiums ranging from 6% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(8)    Trade Payables
       --------------
       Trade payables are summarized as follows:

                                             Millions of yen
                                         ---------------------
                                            2001         2000
                                         --------    ---------

            Notes                    Yen   86,432      139,804
            Accounts                      268,014      304,829
                                          -------      -------
                                     Yen  354,446      444,633
                                          =======      =======

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

       Net periodic benefit cost for Canon's employee retirement and severance defined benefit plans for the years ended December 31, 2001, 2000 and 1999 consisted of the following components:

                                                         Millions of yen
                                                   ---------------------------
                                                    2001       2000       1999
                                                    ----       ----       ----
       Service cost - benefits earned
         during the year                    Yen    36,553     31,712     31,295
       Interest cost on projected
         benefit obligation                        20,341     16,512     15,599
       Expected return on plan assets             (13,636)    (9,834)   (10,393)
       Net amortization                             8,755      5,016      6,566
                                                  -------    -------    -------

                                            Yen    52,013     43,406     43,067
                                                   ======     ======     ======

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                                      Millions of yen
                                                                                  ----------------------
                                                                                    2001          2000
                                                                                  --------      --------
       Change in benefit obligations:
            Benefit obligations at beginning of year                      Yen      614,187       518,078
            Service cost                                                            36,553        31,712
            Interest cost                                                           20,341        16,512
            Plan participants' contributions                                         3,517         3,512
            Amendments                                                             (56,664)            -
            Actuarial loss                                                          69,352        44,349
            Benefits paid                                                           (9,816)       (6,727)
            Other                                                                   40,621         6,751
                                                                                  --------      --------
            Benefit obligations at end of year                                     718,091       614,187
                                                                                  --------      --------

       Change in plan assets:
            Fair value of plan assets at beginning of year                         338,223       311,407
            Actual return on plan assets                                           (34,942)       (1,349)
            Employer contributions                                                  89,626        27,594
            Plan participants' contributions                                         3,517         3,512
            Benefits paid                                                           (9,816)       (6,727)
            Other                                                                   42,875         3,786
                                                                                  --------      --------
            Fair value of plan assets at end of year                               429,483       338,223
                                                                                  --------      --------

       Funded status                                                              (288,608)     (275,964)
       Unrecognized actuarial loss                                                 295,664       189,906
       Unrecognized prior service cost                                             (56,664)            -
       Unrecognized net transition obligation being
         recognized over 22 years                                                    5,333         5,680
                                                                                  --------      --------

       Net amount recognized                                              Yen      (44,275)      (80,378)
                                                                                  ========      ========

       Amounts recognized in the consolidated balance sheets consist of:
            Prepaid pension cost                                          Yen        1,394             -
            Accrued pension and severance cost                                    (237,537)     (194,445)
            Intangible assets                                                            -         5,680
            Accumulated other comprehensive income (loss), gross of tax            191,868       108,387
                                                                                  --------      --------

       Net amount recognized                                              Yen      (44,275)      (80,378)
                                                                                  ========      ========

       Weighted-average assumptions:
            Discount rate                                                              2.7%          3.0%
            Assumed rate of increase in future compensation levels                     3.3%          2.1%
            Expected long-term rate of return on plan assets                           3.5%          4.0%

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Employer contributions for the year ended December 31, 2001 include contribution of equity securities to an employee pension trust. The fair value of those securities at the time of contribution was Yen38,954 million.

       The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were Yen671,407 million, Yen608,706 million and Yen381,514 million as of December 31, 2001.

       Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(10)   Income Taxes
       ------------
       Total income taxes were allocated as follows:

                                                                    Millions of yen
                                                           ----------------------------------
                                                             2001         2000         1999
                                                           --------     --------     --------
       Income before income taxes and
         minority interests                          Yen    115,154       87,197       83,939
       Stockholders' equity - accumulated other
         comprehensive income (loss):
            Foreign currency translation
              adjustments                                      (684)       1,387         (239)
            Net unrealized gains on securities              (11,692)     (25,457)      37,286
            Net losses on derivative
              instruments                                    (1,755)           -            -
            Minimum pension liability
              adjustments                                   (26,592)     (19,365)       7,712
                                                           --------     --------     --------

                                                     Yen     74,431       43,762      128,698
                                                           ========     ========     ========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Domestic and foreign components of income before income taxes and minority interests ("income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

                                                                    Millions of yen
                                                          -------------------------------------
                                                           Japanese      Foreign         Total
                                                          ---------     ---------     ---------
       2001:
            Income before income taxes           Yen        230,456        51,110       281,566
                                                          =========     =========     =========

            Income taxes:
                Current                          Yen         95,664        17,318       112,982
                Deferred                                     (1,738)        3,910         2,172
                                                          ---------     ---------     ---------

                                                 Yen         93,926        21,228       115,154
                                                          =========     =========     =========

       2000:
            Income before income taxes           Yen        166,074        61,122       227,196
                                                          =========     =========     =========

            Income taxes:
                Current                          Yen         78,832        18,645        97,477
                Deferred                                    (14,584)        4,304       (10,280)
                                                          ---------     ---------     ---------

                                                 Yen         64,248        22,949        87,197
                                                          =========     =========     =========

       1999:
            Income before income taxes           Yen        100,044        56,028       156,072
                                                          =========     =========     =========

            Income taxes:
                Current                          Yen         64,197        25,714        89,911
                Deferred                                     (2,097)       (3,875)       (5,972)
                                                          ---------     ---------     ---------

                                                 Yen         62,100        21,839        83,939
                                                          =========     =========     =========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0 % in the years ended December 31, 2001 and 2000, respectively, and 47.0% in the year ended December 31, 1999.

       Amendments to Japanese tax regulations were enacted into law on March 24, 1999. As a result of these amendments, the normal income tax rate was reduced from approximately 47.0% to 42.0% effective from Canon's fiscal year beginning January 1, 2000. Current income taxes were calculated at the rate of 42.0% in effect for the years ended December 31, 2001 and 2000, and 47% in effect for the year ended December 31, 1999. Deferred income tax assets and liabilities as of December 31, 2001 and 2000 were measured at a rate of principally 42.0%. The effects of the income tax rate reduction on deferred income tax balances as of December 31, 1999 are presented below.

       The significant components of deferred income tax expense (benefit) attributable to income before income taxes are as follows:

                                                            Millions of yen
                                                    -------------------------------
                                                      2001        2000        1999
                                                    --------    --------    --------
       Deferred tax expense (exclusive of the
         effects of other components listed
         below)                                 Yen    2,172     (10,280)    (16,181)
       Adjustments to deferred tax assets
         and liabilities for enacted
         changes in tax laws and rates                     -           -      10,209
                                                    --------    --------    --------

                                                Yen    2,172     (10,280)     (5,972)
                                                    ========    ========    ========

       A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

                                                                        2001       2000       1999
                                                                       -----      -----      -----
       Japanese normal income tax rate                                  42.0%      42.0%      47.0%
       Increase (reduction) in income taxes resulting from:
            Expenses not deductible for tax purposes                     1.4        0.9        1.0
            Tax benefits not recognized on operating
              losses of subsidiaries                                     0.9        0.9        1.2
            Income of foreign subsidiaries taxed at lower
              than Japanese normal tax rate                             (2.0)      (1.9)      (6.1)
            Tax credit for increased research and development
              Expenses                                                  (2.1)      (1.3)      (0.5)
            Effect of enacted changes in tax laws and rates                -          -        6.5
            Other                                                        0.7       (2.2)       4.7
                                                                       -----      -----      -----

                    Effective income tax rate                           40.9%      38.4%      53.8%
                                                                       =====      =====      =====

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

                                                             Millions of yen
                                                          ---------------------
                                                            2001         2000
                                                          --------     --------
       Prepaid expenses and other current assets     Yen    82,951       81,789
       Other assets                                        160,821      110,095
       Other current liabilities                            (1,517)        (961)
       Other noncurrent liabilities                        (10,234)     (16,704)
                                                          --------     --------

                                                     Yen   232,021      174,219
                                                          ========     ========

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

                                                              Millions of yen
                                                           --------------------
                                                             2001        2000
                                                           --------    --------
       Deferred tax assets:
            Inventories - intercompany profits
              and write-downs                           Yen  49,754      52,279
            Accrued business tax                              6,146       4,587
            Accrued pension and severance cost               39,941      32,421
            Minimum pension liability adjustments            87,524      45,520
            Property, plant and equipment -
              intercompany profits                            3,715       3,840
            Research and development - costs
              capitalized for tax purposes                   23,067      24,527
            Depreciation                                     13,828      12,853
            Other                                            61,636      46,494
                                                           --------    --------
                Total gross deferred tax assets             285,611     222,521
                Less valuation allowance                     12,875       6,367
                                                           --------    --------
                Net deferred tax assets                     272,736     216,154
                                                           --------    --------

       Deferred tax liabilities:
            Land including deferred gain on sale             (3,028)     (3,305)
            Unamortized debt issuance cost                     (205)       (276)
            Accounts receivable - allowance
              for doubtful accounts                            (990)     (1,601)
            Undistributed earnings of foreign
              subsidiaries and affiliated companies          (5,472)     (5,899)
            Net unrealized gains on securities               (2,247)    (13,939)
            Other                                           (28,773)    (16,915)
                                                           --------    --------
                Total gross deferred tax liabilities        (40,715)    (41,935)
                                                           --------    --------

                Net deferred tax assets                 Yen 232,021     174,219
                                                           ========    ========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       The valuation allowance for deferred tax assets as of January 1, 2000 was Yen4,191 million. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was an increase of Yen6,508 million and Yen2,176 million, respectively.

       Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2001.

       At December 31, 2001, Canon had net operating losses carried forward for income tax purposes of approximately Yen23,357 million which were available to reduce future income taxes, if any. Approximately Yen22,490 million of the operating losses expire through 2011 while the remainder have an indefinite carryforward period.

       Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

       Canon has not recognized deferred tax liabilities of approximately Yen35,404 million for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2001 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2001, such undistributed earnings of these subsidiaries were approximately Yen342,414 million.

(11)   Common Stock
       ------------
       During the years ended December 31, 2001, 2000 and 1999, the Company issued 655,309 shares, 4,071,325 shares and 1,249,828 shares of common stock, respectively. The issuance of 3,176,373 shares during the year ended December 31, 2000 was in connection with the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. ("Canon Chemicals"). The acquisition of the minority interest was consummated on November 7, 2000, whereby Canon Chemicals became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 was accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(12)   Legal Reserve and Cash Dividends
       --------------------------------
       The Japanese Commercial Code provided that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of common stock. The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating positive Yen10,340 million at December 31, 2001 is included in retained earnings.

       Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2001, 2000 and 1999 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of Yen14.50 per share, aggregating Yen12,705 million, subsequently proposed by the Board of Directors in respect of the year ended December 31, 2001.

       Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

       The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to Yen631,646 million at December 31, 2001.

(13)   Noncash Financing Activities
       ----------------------------
       In the years ended December 31, 2001, 2000 and 1999, common stock and additional paid-in capital arising from conversion of convertible debt amounted to Yen981 million, Yen1,335 million and Yen1,871 million, respectively.

       As a result of the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. during the year ended December 31, 2000, goodwill classified as other assets, common stock and additional paid-in capital increased by Yen4,116 million, Yen159 million and Yen14,430 million, respectively, and also minority interests decreased by Yen10,473 million.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(14)   Other Comprehensive Income (Loss)
       ---------------------------------
       Change in accumulated other comprehensive income (loss) is as follows:

                                                                            Millions of yen
                                                                   ----------------------------------
                                                                     2001         2000         1999
                                                                   --------     --------     --------
       Foreign currency translation adjustments:
            Balance at beginning of year                     Yen   (104,149)    (127,148)     (66,372)
            Adjustments for the year                                 51,489       22,999      (60,776)
                                                                   --------     --------     --------
            Balance at end of year                                  (52,660)    (104,149)    (127,148)
                                                                   --------     --------     --------
       Net unrealized gains on securities:
            Balance at beginning of year                             14,167       48,699        7,442
            Adjustments for the year                                (13,603)     (34,532)      41,257
                                                                   --------     --------     --------
            Balance at end of year                                      564       14,167       48,699
                                                                   --------     --------     --------
       Net losses on derivative instruments:
            Balance at beginning of year                                  -            -            -
            Adjustments for the year                                 (2,423)           -            -
                                                                   --------     --------     --------
            Balance at end of year                                   (2,423)           -            -
                                                                   --------     --------     --------
       Minimum pension liability adjustments:
            Balance at beginning of year                            (56,600)     (29,858)     (38,555)
            Adjustments for the year                                (24,049)     (26,742)       8,697
                                                                   --------     --------     --------
            Balance at end of year                                  (80,649)     (56,600)     (29,858)
                                                                   --------     --------     --------
       Total accumulated other comprehensive income (loss):
            Balance at beginning of year                           (146,582)    (108,307)     (97,485)
            Adjustments for the year                                 11,414      (38,275)     (10,822)
                                                                   --------     --------     --------
            Balance at end of year                           Yen   (135,168)    (146,582)    (108,307)
                                                                   ========     ========     ========

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Tax effects allocated to each component of other comprehensive income
       (loss) and reclassification adjustments are as follows:

                                                                           Millions of yen
                                                                  ----------------------------------
                                                                                 Tax
                                                                  Before-tax  (expense)   Net-of-tax
                                                                    amount    or benefit    amount
                                                                  ----------  ----------  ----------
       2001:
          Foreign currency translation adjustments:
             Amount arising during the year                   Yen   50,823         684      51,507
             Reclassification adjustments for gains and
               losses realized in net income                           (18)          -         (18)
                                                                   -------     -------     -------
             Net change during the year                             50,805         684      51,489
          Net unrealized gains on securities:
             Amount arising during the year                         (8,434)      4,535      (3,899)
             Reclassification adjustments for gains and
               losses realized in net income                       (16,861)      7,157      (9,704)
                                                                   -------     -------     -------
             Net change during the year                            (25,295)     11,692     (13,603)
          Net losses on derivative instruments:
             Amount arising during the year                        (11,146)      4,681      (6,465)
             Reclassification adjustments for gains and
               losses realized in net income                         6,968      (2,926)      4,042
                                                                   -------     -------     -------
             Net change during the year                             (4,178)      1,755      (2,423)
          Minimum pension liability adjustments                    (50,641)     26,592     (24,049)
                                                                   -------     -------     -------

          Other comprehensive income (loss)                   Yen  (29,309)     40,723      11,414
                                                                   =======     =======     =======

       2000:
          Foreign currency translation adjustments:
             Amount arising during the year                   Yen   25,581      (1,392)     24,189
             Reclassification adjustments for gains and
               losses realized in net income                        (1,195)          5      (1,190)
                                                                   -------     -------     -------
             Net change during the year                             24,386      (1,387)     22,999
          Net unrealized gains on securities:
             Amount arising during the year                        (57,484)     24,409     (33,075)
             Reclassification adjustments for gains and
               losses realized in net income                        (2,505)      1,048      (1,457)
                                                                   -------     -------     -------
             Net change during the year                            (59,989)     25,457     (34,532)
          Minimum pension liability adjustments                    (46,107)     19,365     (26,742)
                                                                   -------     -------     -------

          Other comprehensive income (loss)                   Yen  (81,710)     43,435     (38,275)
                                                                   =======     =======     =======

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                                                          Millions of yen
                                                                 ----------------------------------
                                                                                Tax
                                                                 Before-tax  (expense)   Net-of-tax
                                                                   amount    or benefit    amount
                                                                 ----------  ----------  ----------
       1999:
          Foreign currency translation adjustments:
             Amount arising during the year                  Yen  (61,023)        239     (60,784)
             Reclassification adjustments for gains and
               losses realized in net income                            8           -           8
                                                                  -------     -------     -------
             Net change during the year                           (61,015)        239     (60,776)
          Net unrealized gains on securities:
             Amount arising during the year                        79,789     (37,914)     41,875
             Reclassification adjustments for gains and
               losses realized in net income                       (1,246)        628        (618)
                                                                  -------     -------     -------
             Net change during the year                            78,543     (37,286)     41,257
          Minimum pension liability adjustments                    16,409      (7,712)      8,697
                                                                  -------     -------     -------

          Other comprehensive income (loss)                  Yen   33,937     (44,759)    (10,822)
                                                                  =======     =======     =======

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(15)   Earnings per Share
       ------------------
       A reconciliation of the numerators and denominators of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" computations is as follows:

                                                                    Millions of yen
                                                       -----------------------------------------
                                                           2001           2000           1999
                                                       -----------    -----------    -----------
       Income before cumulative effect of
         change in accounting principle           Yen      163,869        134,088         70,234
       Effect of dilutive securities:
            1% Japanese yen convertible
              debentures, due 2002                              40             45             45
            1-2/10% Japanese yen convertible
              debentures, due 2005                              48             50             50
            1-3/10% Japanese yen convertible
              debentures, due 2008                              91             91             89
                                                       -----------    -----------    -----------
       Diluted income before cumulative
         effect of change in accounting
         principle                                Yen      164,048        134,274         70,418
                                                       ===========    ===========    ===========

                                                                    Number of shares
                                                       -----------------------------------------
       Average common shares outstanding               875,960,380    872,606,481    870,699,219
       Effect of dilutive securities:
            1% Japanese yen convertible
              debentures, due 2002                       2,859,462      3,322,850      3,649,401
            1-2/10% Japanese yen convertible
              debentures, due 2005                       3,461,229      3,629,772      4,029,084
            1-3/10% Japanese yen convertible
              debentures, due 2008                       6,646,369      6,687,888      7,369,714
            Other                                                -          3,937         15,994
                                                       -----------    -----------    -----------
       Diluted common shares outstanding               888,927,440    886,250,928    885,763,412
                                                       ===========    ===========    ===========

                                                                           Yen
                                                       -----------------------------------------
       Earnings per share before cumulative
         effect of change in accounting
         principle
            Basic                                 Yen       187.07         153.66          80.66
            Diluted                                         184.55         151.51          79.50

                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       The computation of diluted net income per share for the year ended December 31, 2001 uses the same average common shares outstanding used for the computation of diluted net income per share before cumulative effect of accounting change, and reflects the effect of dilutive securities in diluted net income.

(16)   Foreign Exchange Risk Management and Interest Rate Risk Management
       ------------------------------------------------------------------
       (prior to SFAS 133 and SFAS 138)
       --------------------------------
       Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon does not hold or issue financial instruments for trading purposes.

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

       Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2000 are set forth below:

                                                             Millions of yen
                                                             ---------------
       Forwards and swaps:
            To sell foreign currencies                       Yen   361,279
            To buy foreign currencies                                9,600
            Receive-fixed interest rate swaps                       40,000
            Pay-fixed interest rate swaps                           73,538

       The Company and certain of its subsidiaries enter into foreign exchange contracts and currency swaps to hedge the risk of fluctuation in foreign currency exchange rates associated with certain trade receivables, long-term debt and anticipated sales transactions (including firm commitments) denominated in foreign currencies. The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debt denominated in foreign currencies which have the same terms as underlying debts. Interest rate swap contracts are generally used by the Company and certain of its subsidiaries to offset changes in the rates paid on long-term debt. Interest rate swap contracts outstanding at December 31, 2000 mature between 2001 and 2004.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(17)   Derivatives and Hedging Activities
       ----------------------------------
       Risk management policy
       Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

       Foreign currency exchange rate risk management
       The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

       Interest rate risk management
       Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

       Fair value hedge
       Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Cash flow hedge
       Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

       The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of Yen6,465 million for the year ended December 31, 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of Yen4,042 million for the year ended December 31, 2001. The amounts of the hedging ineffectiveness is not material for the year ended December 31, 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of Yen1,907 million for the year ended December 31, 2001.

       Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were Yen62,788 million at December 31, 2001. Canon recognized net losses related to those interest rate swaps in the amount of Yen2,521 million for the year ended December 31, 2001 and classified such amount in other income (deductions).

       Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2001 are set forth below:

                                                                    Millions of yen
                                                                    ---------------
                                                    U.S. dollars     Euro      Other      Total
                                                    ------------     ----      -----      -----
            To sell foreign currencies             Yen  117,810    115,475     17,603    250,888
            To buy foreign currencies                    11,554      1,593        596     13,743
            Receive-fixed interest rate swaps                 -          -     21,548     21,548
            Pay-fixed interest rate swaps                62,788          -          -     62,788


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(18)   Commitments and Contingent Liabilities
       --------------------------------------
       At December 31, 2001, commitments outstanding for the purchase of property, plant and equipment approximated Yen51,446 million. Contingent liabilities for guarantees of bank loans to employees and to affiliated and other companies amounted to approximately Yen66,023 million.

       Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen18,700 million and Yen19,195 million at December 31, 2001 and 2000, respectively, and are reflected in noncurrent receivables and restricted funds on the accompanying consolidated balance sheets.

       Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

                                                                Millions
       Year ending December 31:                                  of yen
                                                               ---------
            2002                                          Yen     13,731
            2003                                                  10,799
            2004                                                   6,708
            2005                                                   4,916
            2006                                                   3,863
            Later years                                           10,564
                                                               ---------

                Total future minimum lease payments       Yen     50,581
                                                               =========

(19)   Disclosures about the Fair Value of Financial Instruments
       ---------------------------------------------------------
       Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses
       The carrying amount approximates fair value because of the short maturity of these instruments.

       Marketable securities and Investments
       The fair values of Canon's marketable securities and investments are based on quoted market prices.

       Noncurrent receivables and restricted funds
       The fair values of Canon's noncurrent receivables and restricted funds are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2001 and 2000 totaled Yen21,125 million and Yen27,626 million, respectively, which approximate fair values.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


       Long-term debt
       The fair values of Canon's long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon's current borrowing rate for similar debt instruments of comparable maturity.

       Derivative financial instruments
       The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

       The estimated fair values of Canon's financial instruments at December 31, 2001 and 2000 are summarized as follows:

                                                            Millions of yen
                                                     ------------------------------
                                                     2001                      2000
                                                     ----                      ----
                                             Carrying    Estimated     Carrying    Estimated
                                              Amount     Fair Value     Amount     Fair Value
                                              ------     ----------     ------     ----------
       Nonderivatives:
          Assets:
             Marketable securities
               and Investments          Yen    38,061       38,061       88,197       88,197
          Liabilities:
             Long-term debt,
               including current
               installments                  (149,274)    (189,577)    (181,420)    (225,188)

       Derivatives relating to:
          Trade receivables and
            anticipated sales
            transactions:
                Assets                            493          493          293          293
                Liabilities                   (13,593)     (13,593)     (22,486)     (20,220)
          Long-term debt,
            including current
            installments:
                Interest rate swaps:
                    Assets                        575          575          349        1,384
                    Liabilities                (1,463)      (1,463)         (49)        (584)

       Limitations
       Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


                                                                    (Continued)

                          CANON INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


(20)   Supplementary Expense Information
       ---------------------------------

                                                  Millions of yen
                                             --------------------------
                                             2001       2000       1999
                                             ----       ----       ----

       Research and development       Yen  218,616    194,552    177,922
       Depreciation of property,
         plant and equipment               147,286    144,043    155,682
       Rent                                 47,558     42,963     48,236
       Advertising                          66,837     67,840     67,544
       Exchange losses                      14,801     20,195      3,387


                                                                    (Continued)


                                                                                                                Schedule II

                                                CANON INC. AND SUBSIDIARIES

                                              Valuation and Qualifying Accounts

                                        Years ended December 31, 2001, 2000 and 1999

                                                                                                  Add
                                             Balance at          Add           Deduct           (deduct)         Balance
                                            beginning of      charge to       bad debts       translation       at end of
                                               period          income        written off      adjustments        period
                                            ------------      ---------      -----------      -----------      -----------
                                                                          (Millions of yen)
Year ended December 31, 2001:
 Allowance for doubtful Receivables....      Yen 11,617       Yen 4,284       Yen 5,689        Yen    879       Yen 11,091
                                             ==========       =========       =========        ==========       ==========
Year ended December 31, 2000:
 Allowance for doubtful Receivables....      Yen 10,555       Yen 4,624       Yen 3,004        Yen    558       Yen 11,617
                                             ==========       =========       =========        ==========       ==========
Year ended December 31, 1999:
 Allowance for doubtful Receivables....      Yen 12,145       Yen 3,805       Yen 3,685        Yen (1,710)      Yen 10,555
                                             ==========       =========       =========        ==========       ==========

Item 18. Financial Statements

     Not applicable.

Item 19. Financial Statements and Exhibits

     (a) Following Consolidated financial statements and Schedule are listed in
        Item 17. "Financial Statements."

                                                                     Page number
                                                                     -----------

Consolidated financial statements of Canon Inc. and Subsidiaries:

      Independent Auditors' Report............................................50

      Consolidated Balance Sheets as of December 31, 2001 and 2000............51

      Consolidated Statements of Income for the years ended
        December 31, 2001, 2000 and 1999......................................52

      Consolidated Statements of Stockholders' Equity for
        the years ended December 31, 2001, 2000 and 1999......................53

      Consolidated Statements of Cash Flows for the years
        ended December 31, 2001, 2000 and 1999................................54

      Notes to Consolidated Financial Statements..............................56

      Schedule:

      Independent Auditors' Report on Schedule................................50

      Schedule II  Valuation and Qualifying Accounts for
        the years ended December 31, 2001, 2000 and 1999......................89

     (b) Following Exhibits are listed in Item 19.
         "Financial Statements and Exhibits."

Exhibit:

      Regulation for Handling of Shares of Canon Inc. (Translation)...........93

      Articles of Incorporation of Canon Inc. (Translation)...................99

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




                                                 CANON INC.
                                                 (Registrant)


                                                 By: Toshizo Tanaka
                                                    ----------------------------
                                                     (Senior Managing Director)


                                                 Canon INC.
                                                 30-2, Shimomaruko 3-chome,
                                                 Ohta-ku, Tokyo 146-8501, Japan


Date  June 17, 2002

                                 EXHIBIT INDEX


                                                                  Subsequently
Exhibit number                 Title                              Numbered Page
--------------                 -----                              -------------

Exhibit 1.1      Regulation for Handling of Shares of
                 Canon Inc. (Translation) ..........................    93

Exhibit 1.2      Articles of Incorporation of Canon Inc.
                 (Translation) .....................................    99