Form 20-F
period 2002-12-31
CANON INC
filed 2003-06-13
CIK 16988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 Commission file number 0-12131 OR
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

CANON KABUSHIKI KAISHA
(Name of Registrant in Japanese as specified in its charter)

CANON INC.
(Name of Registrant in English as specified in its charter)

JAPAN
(Jurisdiction of incorporation or organization)

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class		Name of each exchange on which registered

(1)	Common Stock (the “shares”)	New York Stock Exchange
(2)	American Depositary Shares (“ADSs”), each of which represents one share	New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 879,136,244 shares of common stock, including 23,783,736
ADSs, were outstanding.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
FORWARD-LOOKING INFORMATION
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. Selected financial data
B. Capitalization and indebtedness
C. Reasons for the offer and use of proceeds
D. Risk factors
Item 4. Information on the Company
A. History and development of the Company
B. Business overview
Products
Marketing and distribution
Service
Net sales by product group and region of origination
Seasonality
Sources of supply
Competition
Patents and licenses
Environmental regulations
C. Organizational structure
D. Property, plants and equipment
Item 5. Operating and Financial Review and Prospects
A. Operating results
Overview
Consolidated result of operations
Fiscal 2002 compared with fiscal 2001
Fiscal 2001 compared with fiscal 2000
Foreign operations and foreign currency transactions
B. Liquidity and capital resources
Liquidity
Capital resources
Off-balance sheet arrangements
Contractual obligations and commercial commitments
C. Research and development, patents and licenses, etc.
D. Trend information
Critical accounting policy
Forward looking statements
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
B. Compensation
C. Board practices
D. Employees
E. Share ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
B. Related party transactions
C. Interests of experts and counsel
Item 8. Financial Information
A. Consolidated statements and other financial information
Consolidated statements
Legal proceedings
Dividend policy
B. Significant changes
Item 9. The Offer and Listing
A. Offer and listing details
Trading in domestic markets
Trading in foreign markets
B. Plan of distribution
C. Markets
Item 10. Additional Information
A. Share capital
B. Memorandum and articles of association
C. Material contracts
D. Exchange controls
E. Taxation
F. Dividends and paying agents
G. Statement by experts
H. Documents on display
I. Subsidiary information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market risk exposures
Equity price risk
Foreign exchange rates and interest rates risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
PART III
Item 17. Financial Statements
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Valuation and Qualifying Accounts
Item 18. Financial Statements
Item 19. Financial Statements and Exhibits
SIGNATURES
302 Certification
EXHIBIT INDEX
Regulations of Handling of Shares of Canon Inc.
Articles of Incorporation of Canon Inc.
Regulations of the Board of Directors of Canon Inc

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

     All information contained in this Annual Report is as of December 31, 2002 unless otherwise specified.

     References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

     On March 31, 2003, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen118.07 = U.S.$ 1.

     The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2002” refers to the Company’s fiscal year ended December 31, 2002, and other fiscal years of the Company are referred to in a corresponding manner.

FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data*(1):	2002		2001		2000		1999		1998

	(Millions of yen except average number of shares and per share data)

Net sales	Yen	2,940,128	Yen	2,907,573	Yen	2,696,420	Yen	2,530,896	Yen	2,736,084
Operating profit		346,359		281,839		234,131		168,344		254,932
Income before cumulative effect of change in accounting principle		190,737		163,869		134,088		70,234		109,569
Net income		190,737		167,561		134,088		70,234		109,569
Advertising		71,725		66,837		67,840		67,544		76,911
Research and development		233,669		218,616		194,552		177,922		176,967
Depreciation		158,469		147,286		144,043		155,682		159,888
Capital expenditure		198,702		207,674		170,986		200,386		221,401
Long-term debt		81,349		95,526		142,925		165,277		180,320
Common stock		167,242		165,287		164,796		163,969		163,033
Stockholders’ equity		1,591,950		1,458,476		1,298,914		1,202,003		1,155,520
Total assets		2,942,706		2,844,756		2,832,125		2,587,532		2,728,329

Average number of shares (Thousands)		876,716		875,960		872,606		870,699		868,916

Per share data:
Income before cumulative effect of change in accounting principle:
Basic	Yen	217.56	Yen	187.07	Yen	153.66	Yen	80.66	Yen	126.10
Diluted		214.80		184.55		151.51		79.50		123.93
Net income:
Basic	Yen	217.56	Yen	191.29	Yen	153.66	Yen	80.66	Yen	126.10
Diluted		214.80		188.70		151.51		79.50		123.93
Cash dividends declared		30.00		25.00		21.00		17.00		17.00
Cash dividends declared (US$)*(2)		$0.254		$0.196		$0.179		$0.164		$0.134

Notes:
(1)	The above financial data are provided in conformity with accounting principles generally accepted in the United States of America.

(2)	Annual cash dividends declared (US$) translated from yen based on a weighted average of the noon buying rates for yen in New York city as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods indicated and the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

Yen exchange rates per U.S. dollar:	Average		Term end		High		Low

1998	Yen	130.88	Yen	113.08	Yen	113.08	Yen	147.14
1999		112.79		102.16		101.53		124.45
2000		108.37		114.35		101.70		114.62
2001		122.18		131.04		114.26		131.47
2002 -Year		124.81		118.75		115.71		134.77
-1(st) half				119.85		119.38		134.77
-July				119.77		115.71		120.19
-August				118.76		116.53		121.14
-September				121.74		117.12		123.93
-October				122.78		122.55		125.52
-November				122.72		119.57		122.92
-December				118.75		118.38		124.99
2003 -January				119.96		117.80		120.18
-February				118.22		117.14		121.30
-March				118.07		116.47		121.42
-April				119.07		118.25		120.55
-May				119.50		115.94		119.50

     B.   Capitalization and indebtedness

     Not applicable.

     C.   Reasons for the offer and use of proceeds

     Not applicable.

     D.   Risk factors

     Canon is one of the world’s leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras, steppers and aligners.

     Primarily because of the business areas and geographical areas where Canon operates and the highly competitive nature of the industry to which it belongs, Canon is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

Risks Related to Canon’s Industries

Canon has invested heavily in next-generation technologies. If the market for these technologies does not develop as Canon expects or if its competitors produce these or competing technologies more timely and effectively, Canon’s operating results could be materially adversely affected.

     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive.

The digital copier and camera business in which Canon operates is highly competitive.

     Presently, the analog copying machines and conventional film camera segments of the market are mature with anticipated declining industry revenues as the market transitions to digital technology. Some of Canon’s new digital products replace or compete with its traditional analog products. Changes in the mix of products from analog to digital, and the pace of that change as well as competitive developments could cause actual results to vary from those expected.

     The recent trend of rapid digitalization has lowered the entry barriers in the digital camera segment, resulting in the entry of new competitors such as electronics manufacturers and an overall increase in the number of competitors to Canon’s business. Although Canon believes that it has successfully kept pace with this trend toward digitalization, it may not be able to compete successfully in the future if it does not continue to invest in R&D activities, implement cost-cutting measures and introduce attractive and high value-added products to the market on a continuous basis.

Canon’s camera and printer business depends upon seasonal consumer spending.

     Sales of Canon’s camera and printer products, particularly in the U.S., European and Japanese consumer markets, may be subject to seasonality. As a result, product sales may be impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of the calendar year.

Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

     The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict and has experienced recurring periods of oversupply of integrated circuits, resulting in significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures in order to maintain its competitive position. Canon’s business and operating results could be materially adversely affected by any continued or future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by DRAM manufacturers.

Downturns in the semiconductor industry have caused Canon’s customers to change their operational strategies, which in turn may affect Canon’s business.

     Many device manufacturers have changed their business models to focus on designing of semiconductors, while consigning the production of semiconductors to lower cost foundries. Canon cannot accurately predict the future effect of these trends on its business. However, as manufacturing and sales activities shift to countries outside of Japan in response to these trends, especially to the Republic of China, unexpected developments, such as adverse regulatory or legal changes, may adversely affect Canon business operations.

The semiconductor equipment industry is characterized by rapid technological change. If Canon does not constantly develop new products to keep pace with technological change and meet its customers requirements, Canon will lose customers and its business will suffer.

     Canon’s steppers and mask aligners are affected by rapid technological change and can quickly become obsolete. Canon believes its future success in the steppers and aligners business depends on its ability to continue to enhance its existing products and by developing new products through incorporation of new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase.

     Canon’s stepper and mask aligner products could become obsolete sooner than anticipated because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in the market demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs and supply sufficient quantities to a worldwide customer base could adversely affect Canon’s net sales and profitability.

Risks Related to Canon’s Business

Canon derives a significant percentage of its revenues from Hewlett-Packard.

     Canon depends on Hewlett-Packard for a significant part of its business. For the fiscal year ended December 31, 2002, approximately 21% of Canon’s net sales were to Hewlett-Packard. As a result, its business, results of operations and financial condition may be affected by the policies, business, results of operations and financial condition of Hewlett-Packard. Although Canon believes that the merger between Hewlett-Packard and Compaq Corporation in 2002 will not affect Canon’s business with Hewlett-Packard, any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon could adversely affect Canon’s results of operations.

Canon depends on a limited number of suppliers of certain key components.

     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these subassemblies and components.

A portion of Canon’s net sales consists of post-sale revenues.

     A portion of our net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services become more commoditized, the number of competitors in these markets has increased. Our success in maintaining these post-placement sales will depend on our ability to compete successfully with these competitors, some of which may offer lower-priced products or services.

Canon’s sales cycle makes planning and inventory management difficult and future financial results less predictable.

     Canon generally experiences seasonal trends in the sale of its consumer oriented products. The resulting uneven sales pattern makes it difficult to predict near-term demand and places pressure on Canon’s inventory management and logistics systems. If predicted demand is substantially greater than orders, there will be excess inventory. Alternatively, if orders substantially exceed predicted demand, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operations and financial condition. Many of the factors that create and affect seasonal trends are beyond Canon’s control.

If Canon fails to successfully introduce new products or to achieve efficiencies following the introduction of new products, then its gross profits may be adversely affected.

     The unit cost of Canon’s products has historically been the highest when they are newly introduced into production and have at times had a negative impact on its gross profit, operating results and cash flow. Cost reductions and enhancements typically come over time through:

•	engineering improvements;
•	economies of scale;
•	improvements in manufacturing processes; and
•	improved serviceability of products.

     Initial shipments of Canon’s new products adversely affect its profit or cash flow, and Canon may be unable thereafter to improve its gross profit, operating results and cash flow.

Canon is subject to increasing financial and reputational risks due to product quality and liability issues.

     Although Canon has recently established a Quality Risk Management Division to coordinate its efforts to minimize any risks that may arise from product quality and liability issues, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service, and compensation, or hurt its brand image, its financial results and condition or reputation for quality products may be adversely affected.

Canon’s success depends on the value of its brand name, and if the value of the brand name were to diminish, its revenues, operating results and prospects would be adversely affected.

     Canon’s success in its markets depends in part on Canon’s brand name and its value. In addition, as a manufacturer and distributor of consumer products, Canon’s operating results are susceptible to adverse publicity regarding the quality or safety of its products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business, financial condition and results of operations.

Canon depends on the attraction and retention of key personnel and highly qualified professionals.

     Canon’s future operating results depend in significant part upon the continued contributions of its engineers and key employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified management, technical, sales and support personnel for Canon’s operations. The competition for these people in the high-tech industries in which Canon competes has become increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, it has become increasingly difficult to train new personnel in time to meet product research and development requirements. The loss of key employees or Canon’s inability to attract, retain, train motivate qualified personnel could adversely affect Canon’s business, financial condition and results of operations.

Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.

     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters or computer virus and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there is no assurance that Canon will be able to completely prevent or mitigate the effect of such issues as the aforementioned disasters, outflows of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. If such factors adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, its consolidated financial results and condition may be adversely affected.

Canon is subject to the risks of international operations.

     A substantial portion of Canon’s business activity is conducted outside Japan, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:

•	less developed technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;
•	difficulties in recruiting and retaining personnel;
•	potentially adverse tax consequences;
•	longer payment cycles;
•	unfavorable political or economic factors; and
•	unexpected legal or regulatory changes.

     Canon’s inability to manage successfully the risks inherent in its international activities could adversely affect its business, financial condition and operating results.

     In order to produce Canon’s products competitively and to reduce costs, Canon has established new production facilities in the People’s Republic of China (“China”). Canon is also putting emphasis on strengthening its sales activity in China as well. However, with China’s entry into the WTO, the basic structure and conditions within China are in the process of changing. Under these conditions, unexpected events, including political/legal change, labor shortage or strikes or changes in economic conditions may occur.

     In addition, the recent outbreak of severe acute respiratory syndrome (SARS) in China and concerns over its spread in Asia and elsewhere could have a negative effect on business activity. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than the global economy generally.

     All of the above factors regarding international operations could have an adverse impact on Canon’s business results and financial condition.

Failure to adequately protect the intellectual property rights upon which Canon depends could harm its business.

     Because of the emphasis on product innovation in the markets for Canon’s products, many of which are subject to frequent technological innovations, patents and other intellectual property are an important competitive factor. Canon relies primarily on technology it has developed, and Canon seeks to protect such technology through a combination of patents, trademarks and other intellectual property rights.

Canon faces the risks that:

•	competitors will be able to develop similar technology independently;
•	Canon’s pending patent applications may not be issued;
•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may not be successful; and
•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in some countries outside Japan.

     While Canon is not aware of any actual or potential significant impairment of, or adverse claim to, its rights in such technologies, any interference in Canon’s rights to use such technologies could adversely affect its financial condition and operating results.

     In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. In the event any government agency or third party were adjudicated to have a valid claim against Canon, it could be required to:

•	refrain from selling the affected product in certain markets;
•	make royalty payments or pay monetary damages;
•	seek to develop non-infringing technologies, which may not be feasible; or
•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

     Canon may also face disputes in the future involving employee inventions for which the intellectual property rights have been transferred to Canon. Although Canon believes that adequate payments have been made to employee inventors for such transfers based on fair and objective criteria, current or former employees may in the future demand increased payments from Canon, which could harm Canon’s brand image as well as its business.

     Canon’s business as well as its company image could be adversely affected by any of these developments.

Canon’s business is subject to environmental laws and regulations.

     Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, recycling, clean air, water protection and waste disposal. Canon believes that it has taken adequate precautions to comply with these regulations in the course of its ordinary business operations. Furthermore, Canon does not believe that any environmental laws or regulations currently in effect will have an adverse effect on its operating results or financial condition. However, Canon cannot predict whether any pending or future legislation will be adopted or what the effect such legislation would have on it.

Environmental clean-up and remediation costs of its sites and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.

     Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that it owns or operates, at certain properties Canon formerly owned or operated and at off-site locations where Canon arranged for the disposal of hazardous substances. If Canon were to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material.

     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at or from its facilities. Canon may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from our facilities. A significant increase in the number or success of these claims and costs could adversely affect our results of operations or financial condition.

Economic trends in our major markets may adversely affect our net sale.

     Economic downturns and declines in consumption in our major markets, including Japan, the United States and Europe may affect the levels of both corporate and consumer sales. Purchases of Canon’s consumer products, such as cameras and printers, are to a very significant degree discretionary. A decline in the level of consumption caused by the worsening of general economic conditions could adversely affect Canon’s results of operations.

     Canon’s operating results are also affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of Canon’s customers caused by the worsening of the global economy could adversely affect Canon’s results of operations.

The cooperation and alliances with, and strategic investments in, third parties undertaken by Canon may not produce successful results.

     Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments, including investments in venture companies. These activities are important for Canon’s technological development process. However, weak business trends or disappointing performance of partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives.

Canon can be adversely affected by the fluctuations in the stock and bond markets.

     Canon’s assets include investments in publicly traded securities. Canon’s results and general financial position may be affected by fluctuations in the stock and bond markets. In addition, if evaluations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to its pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s consolidated financial condition and operating results.

Canon’s operating and financing activities expose Canon to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.

     Canon is exposed to the risks of foreign currency exchange rate fluctuations. Canon’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate fluctuations. These changes can affect the yen value of Canon’s equity investments denominated in foreign currencies and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products that are denominated in foreign currencies. In addition, as a result of translating foreign currency financial statements of Canon’s foreign subsidiaries into Japanese yen, its reporting currency, assets and liabilities, and revenues and expenses will fluctuate. Canon is also exposed to risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities, in particular, long-term debt.

Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation.

     In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other parties. Although Canon makes every effort to keep this information confidential through company procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from parties affected, suffer harm to its reputation or be subject to liabilities and/or penalties under applicable statutes.

Canon depends on efficient logistics services to distribute its products worldwide.

     Canon depends on efficient logistics services to distribute its products worldwide. If problems arise with Canon’s computerized logistics system, or labor disputes, such as a dockworker’s strike, occur, it could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in a loss of sales opportunities due to delays in delivery. Also, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings for vessels and the preparation of warehouse space accordingly could result in either the loss of sales opportunities, or the increase of unnecessary costs.

Item 4.   Information on the Company

     A.   History and development of the Company

     Canon Inc. is a joint stock corporation (kabushiki kaisha) formed under Japanese Commercial Code. Our principal place of business is at 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan. The telephone number is +81-3-3758-2111.

     The Company was incorporated under the laws of Japan on August 1937 to produce and sell Japan’s first focal plane shutter 35mm still camera, which was developed by its predecessor company, Precision Optical Research Laboratories, which was organized in 1933.

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

     The following are important events in the development of Canon’s business in recent years.

•	In 1999, Canon and Toshiba Corporation agreed to collaborate on developing and establishing mass-production technologies for SEDs (surface-conduction electron-emitter displays) with potential in large-screen wall-mounted displays.

•	In 1999, Oita Canon Materials Inc. was established as an integrated production site for chemical products for business machines in Oita, Japan.

•	In 1999, the Canon Inc. Ayase Office was established with the goal of reinforcing the R&D structure for semiconductor-related devices in Kanagawa, Japan.

•	In 2000, the Canon Inc. Optics R&D Center, an R&D facility for optical technology, was established in Tochigi, Japan.

•	In 2000, Canon Inc. listed its American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE).

•	In April 2001, Canon Vietnam Co., Ltd. was established as a production site for bubble jet printers in Hanoi, Vietnam.

•	In June 2001, Canon Zhongshan Business Machines Co., Ltd. was established as a production site for laser beam printers in Zhongshan, China.

•	In September 2001, Canon (Suzhou) Inc. was established as a production site for digital copying machines and digital multifunction devices in Suzhou, China.

     On October 29, 2002, Canon Inc.’s Board of Directors adopted a resolution to separate the Fukushima Plant into a newly established wholly-owned subsidiary, effective April 1, 2003.

     On November 20, 2002, Canon and Canon Sales have entered into a basic agreement to transfer all of the shares of Canon N.T.C., Inc., a wholly owned subsidiary of Canon Sales, from Canon Sales to Canon following the completion of the corporate separation of two Canon N.T.C. operations divisions. In accordance with the restructuring initiative for the Canon Sales Group announced on May 17, 2002, Canon N.T.C.’s marketing operations was spun off and merged with Canon System & Support Inc., and its real estate operations was spun off into a newly established property management company, effective April 1, 2003.

     On January 1, 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, formally merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.

     In fiscal 2002, 2001 and 2000, Canon’s capital expenditures were Yen 198,702 million, Yen 207,674 million and Yen 170,986 million respectively. In 2002, major capital expenditure included mainly the construction of a new corporate headquarters office and the facilities for production of the next-generation semiconductor production equipment in Japan.

     For the fiscal 2003 Canon projected that its capital expenditures would amount to approximately Yen 225,000 million. This amount is expected to be spent on such expenditures as construction of facilities for production of the next-generation semiconductor production equipment in Japan begun in fiscal 2002, and also for the relocation of the corporate headquarters office of Canon Sales Co. Inc.

     Canon anticipates that funds needed to fulfill these capital expenditures will be generated internally through operations.

     B.   Business overview

     Canon is one of the world’s leading manufacturers of plain paper copying machines, laser beam printers, bubble jet printers, cameras and steppers.

     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 73% of the consolidated net sales in fiscal 2002 were generated outside Japan; approximately 34% in the Americas, 29% in Europe and 10% in other areas.

     Canon’s strategy is to develop innovative, high value-added products which incorporate advanced technologies.

     Canon’s research and development activities range from basic research to product-oriented research directed at keeping and increasing the technological leadership of Canon’s products in the market.

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

Products

     Canon’s products are divided into the following three product groups: business machines, cameras, and optical and other products.

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

     The office-use market is subject to rapid change, and customer preferences continue to shift from analog copying machines to digital products. To respond this trend Canon has strengthened its lineup of digital multifunction devices (MFDs) of 13 to 150 copy-per-minute (in the USA market) in the imageRUNNER (iR) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value.

     Canon has a powerful line of full-color copying machines for users from professional graphic designers to business offices. The trend in printing industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand (POD) and personalized printing. Canon’s high-end MFDs and full-color digital copying machines can be applied to the POD market. In 2002, Canon introduced a new compact color networked multifunction office system which incorporates a newly developed color iR controller.

     Canon has dominant market share in monochrome copying machines for personal use. Expanding demand for analog products is shown in Asia, Russia and Eastern Europe. Canon also introduced digital product in Western market in response to the shift in demand toward digital products.

     The copying machines category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals

     Computer peripherals include laser beam printers (LBPs), bubble jet (BJ) printers and scanners.

     Developed and fostered by Canon, laser beam printers are the de facto standard output peripherals for offices. Canon’s LBPs are relatively small in size and have high-quality printing capabilities attributable to Canon’s expertise in laser beam printing and plain paper copying technologies. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its LBPs easy to maintain. Most of Canon LBP sales are on an OEM basis. Canon also distributes Canon Brand LBP in Japan, Europe and Oceania market.

     As the inventor of bubble jet printing technology, Canon continues to provide customers with the best performance the technology has to offer. The rising popularity of broadband data communication and digital cameras is creating new demand for faster output of first-rate images. In response, Canon has developed BJ printers with ultrahigh-density print heads and bi-directional printing to provide the ultimate in printing speed and high quality photo image. Canon’s adoption of an independent ink tank system for each color of ink, allowing users to change only those inks that run out, reduces printer-running costs.

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

     Canon produces a broad range of fax machines, from high performance machines for business use to small and economical machines for personal use. Canon has incorporated its laser beam and Bubble Jet printing technologies into small and full-scale office-use facsimile machines. Canon offers easy-to-operate, high-speed Super G3 and ISDN (G4) models and ultrahigh-speed models that can simultaneously use two distinct fax lines. Canon also offers flatbed multifunction facsimile machines, sold under the MultiPASS brand name, with copying, printing and scanning functions in addition to faxing. The entire lineup is renowned for its low energy consumption and low noise.

     With the movement toward digitalization, the need to scan documents into text data or image data is expanding. Canon’s document scanners rapidly and efficiently digitize large volumes of information on paper. Canon offers a wide range of scanner models, color capable compact sheetfed types and a flatbed model suitable for book-type documents. Canon also offers a hybrid model that can create microfilm records while digitizing the information. Canon’s diverse lineup meets increased demands for digitizing office documents to share across Inter/intranet platforms or to capture data from forms with OCR.

     Canon’s calculator operations, from development to production and marketing, are centered in Hong Kong. The Canon tradition of technological innovation, which made possible the world’s first 10-key desktop calculator in 1964, has been inherited by its personal information products, from calculators with printers to electronic dictionaries. Canon continues to develop distinct, appealing personal information products that accurately reflect trends and demand.

     The work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.

     Cameras

     Canon manufactures and markets digital cameras, film cameras and APS cameras. Canon also manufactures and markets digital video camcorders, lenses and various camera accessories.

     Digital cameras are rapidly becoming common tools to input images into PCs. In addition to ensuring the best possible image quality throughout its lineup, Canon offers digital compact cameras that are easy to use and to carry. Canon also offers a digital SLR model with a high-image-quality CMOS sensor, such as the EOS D series , compatible with EF series lenses. Canon’s CP series of dye-sublimation photo printers lets users output digital photos without having to use a PC, thereby creating a new photo-processing culture for digital camera users.

     Canon’s film SLR cameras are designed to meet needs from amateurs to professionals. These cameras incorporate innovative technologies such as 45-point area auto-focus, eye-controlled auto-focus, depth-of field control, Base-stored Image Sensor, and a fully electronic mount system to transmit between the lens and camera chassis. Canon also offers a comprehensive line-up of film compact cameras to satisfy the needs of users everywhere, from models with high-performance zoom lenses to models with large enhanced viewfinders and full water resistance.

     Canon provides full line-up video camcorders from versatile, compact and stylish models to its flagship models for professionals. Canon’s video camcorders are advantageous to many users for its optical Image Stabilizer, RGB primary color filters, progressive-scan CCDs. And an adoption of megapixel CCDs, SD memory cards and USB connectivity expand the user’s creative possibilities.

     Optical and other products

     Canon’s optical and other products includes semiconductor production equipment, broadcasting lenses, medical equipment and electronic components.

     Semiconductor production equipment includes steppers and mask aligners. Steppers are used to expose circuits on silicon substrates. Canon has commercialized a Krypton Fluoride (KrF) excimer-laser steppers, an Argon Fluoride (ArF) excimer-laser scanning steppers. At the top of its class, the new ArF excimer laser scanning stepper makes possible top-level throughput rates of over 140 wph (wafers per hour) for 300 mm wafers. Mask aligners are used to produce LCDs, and our model for large-sized LCD substrates sold particularly well in line with increased demand for large flat panels for PC display and LCD televisions. Canon has formed with nine other Japanese semiconductor-industry companies in the formation of the Extreme Ultraviolet Lithography System Development Association (EUVA). The consortium aims to develop key technology for next-generation lithography.

     Broadcasting lenses used to capture images from sports and news events, concerts and studio broadcasts. Canon is the world leader in television broadcasting lenses.

     Medical equipments include X-ray cameras, retinal cameras, autofractmeters and image-processing equipments for computerized diagnostic systems. Canon’s pioneering digital radiography system takes X-ray photography and medical diagnosis into the digital age.

     Other products such as electronic components, which are magnetic heads for audio and video tape recorders and micro-motors for printers and other components, which are sold primarily to equipment manufactures. Canon has also been developing a cost efficient solar-power system that incorporates amorphous silicon technology which is used in Canon’s high-end monochrome copying machines.

Marketing and distribution

     Canon sells its products primarily through subsidiaries with responsibility for specific geographic areas. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities.

     In Japan, Canon sells its products primarily through Canon Sales Co., Inc., mainly to dealers and retail outlets. We are currently restructuring the Canon Sales Group, Canon Sales Co., Inc., Canon System & Support Inc. and Canon N.T.C. Canon Sales aims to upgrade its group-wide business strategy while improving efficiency through the elimination of overlapping operations throughout its sales and service network.

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

     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In January 2002, Canon reorganized its sales organization in Asia as Canon Asia Marketing Group to reinforce regional operations.

     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “hp LaserJet” and “hp color LaserJet” name. During the year ended December 31, 2002, such sales constituted approximately 21% of consolidated net sales.

Service

     In Japan and overseas, product service is provided in part by independent retail outlets and designated service centers that receive technical training assistance from Canon. Canon also services its products directly.

     Most of Canon’s business machines carry warranties of varying terms depending upon the model and the country of sale. Cameras and camera accessories carry a one-year warranty in normal use.

     Canon services its copying machines and supplies replacement drums, parts, toner and paper. In Japan, most customers enter into a maintenance service contract under which Canon provides maintenance services, replacement drums and parts in return for a per-copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.

Net sales by product group and region of origination

	Years ended December 31

Net sales by product group	2002			2001			2000

	(Millions of yen except percentage data)
Business machines:
Copying machines	Yen	938,338	31.9%	Yen	891,814	30.7%	Yen	772,557	28.7%
Computer peripherals		1,018,418	34.6		1,025,352	35.3		1,022,994	37.9
Business systems		269,439	9.2		306,323	10.5		314,859	11.7

Total business machines		2,226,195	75.7		2,223,489	76.5		2,110,410	78.3
Cameras		485,778	16.5		381,367	13.1		318,234	11.8
Optical and other products		228,155	7.8		302,717	10.4		267,776	9.9

Total	Yen	2,940,128	100.0%	Yen	2,907,573	100.0%	Yen	2,696,420	100.0%

	Years ended December 31

Net sales by region of origination	2002		2001		2000

	(Millions of yen)
Net sales to unaffiliated customers:
Japan	Yen	789,066	Yen	858,580	Yen	832,297
Americas		1,007,572		983,561		889,377
Europe		852,931		805,243		753,979
Others		290,559		260,189		220,767

Total	Yen	2,940,128	Yen	2,907,573	Yen	2,696,420

Intercompany transfers to regions:
Japan	Yen	1,475,091	Yen	1,378,031	Yen	1,345,983
Americas		9,791		17,475		11,748
Europe		4,639		2,449		3,782
Others		426,914		299,410		246,024

Eliminations		(1,916,435)		(1,697,365)		(1,607,537)

Total		—		—		—

Total net sales and transfers:
Japan	Yen	2,264,157	Yen	2,236,611	Yen	2,178,280
Americas		1,017,363		1,001,036		901,125
Europe		857,570		807,692		757,761
Others		717,473		559,599		466,791

Eliminations		(1,916,435)		(1,697,365)		(1,607,537)

Total	Yen	2,940,128	Yen	2,907,573	Yen	2,696,420

Note:  Net sales by region of origination is determined by the location of the company, The Company or its subsidiary, originating the sale.

Total operating profit by category is discussed in Item 5A “Operating Results”.

Seasonality

     Canon’s sales for the 4th quarter period are usually higher than other three quarters mainly owing to strong demand for consumer products, such as cameras and bubble jet printers, during the year-end holiday. In Japan, corporate demand for office products peaks in the 1st quarter as many Japanese companies close their books in March. Sales also tend to increase at the start of the new school year in each of respective regions.

Sources of supply

     Canon purchases a variety of parts and raw materials, such as glass, aluminum, plastic, steel and chemicals for use in product manufacturing. All finished and semi-finished products purchased from outside sources are produced in accordance with Canon’s designs and specifications. To reduce production cost, Canon has increased purchase from overseas suppliers. The most important parts purchased by Canon are LSIs which are used in most of its products. Also, some of the circuits are manufactured in-house. Canon has not experienced any difficulty obtaining parts or raw materials and believes that it will be able to continue to obtain the same in sufficient quantities to meet its needs.

Competition

     Canon encounters intense competition in all areas of its business activity throughout the world. Canon’s competitors range from some of the world’s major multinational corporations to smaller, highly specialized companies. Canon competes in a number of different business areas, whereas many of its competitors are relatively more focused on one or more individual industries. Consequently, Canon may face significant competition from entities that apply greater financial, technological, sales and marketing or other resources than Canon to their activities in a particular market segment.

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

     The competitive environments in which each product group operates are described below:

     •   Business machines

     The markets for copying machines, computer peripherals and business systems are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation, Hewlett-Packard Company, Lexmark International Group Inc., Ricoh Company Ltd., and Epson Corporation. Canon believes that it is one of the leading global manufacturers of copying machines, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to computer networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets.

     •   Cameras

     Competition in the camera industry is intense, with many established market participants offering similar products. Canon’s primary competitors in conventional film cameras are Nikon Corporation, Minolta Co., Ltd., ASAHI Optical Co., Ltd., Olympus Optical Co., Ltd., and Fuji Photo Film Co., Ltd. In January 2003, Minolta Co., Ltd. and Konica Co., Ltd. announced their intention to merge. Canon’s primary competitors in the digital cameras are Sony Corporation, Fuji Photo Film Co., Ltd., Olympus Optical Co., Ltd., Nikon Corporation and Eastman Kodak Company, while its primary competitors in the digital video camcorders are Sony Corporation, Victor Company of Japan Ltd. and Matsushita Electric Industrial Co., Ltd. Canon believes that developing cameras with increasingly high resolution and faster image processing are critical aspects to its ability to remain competitive in the fast-growing digital camera market segment.

     •   Steppers and Aligners

     The market for steppers and aligners, used in the manufacture of semiconductor devices and LCDs, is highly competitive. The market is characterized by a relatively small number of dominant suppliers, since the development of steppers and aligners requires extremely precise design and manufacturing techniques and, as a result, very high levels of capital investment.

     Canon’s primary competitors in the market for steppers and aligners are Nikon Corporation and ASML Holding N.V. (“ASML”) Although Nikon has traditionally been Canon’s primary competitor, ASML has in recent years improved its competitive position by taking advantage of government subsidiaries and by focusing on the rapidly growing foundry manufacturer industry. In 2001, ASML further increased its competitive capability by acquiring SVG Lithography Systems Inc. (SVGL). As a result of the acquisition, ASML is now one of the largest corporations of steppers and aligner manufacturers in Europe.

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

Patents and licenses

     Canon holds a large number of patents (including utility model rights), design rights and trademarks in Japan and abroad to protect its research and development and utilizes these intellectual property rights as important strategic management tools. For instance, Canon has employed its intellectual property rights such as patents in its products business operations, and alliances and technological exchanges with other companies.

     According to the Statistical Report issued by U.S. Patent and Trademark Office annually, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States showing a high profile among technology-oriented companies.

     Canon has granted licenses with respect to its patents to various Japanese and foreign companies particularly in areas such as electro-photography, LBPs, MFPs and facsimiles. Some examples include:

Samsung Electronics Co. Ltd.	(LBPs, MFPs, Fax, etc.),
Brother Industries, Ltd.	(electrophotography and FAX),
Sanyo Electric Co., Ltd.	(electronic still camera),
Ricoh Company, Ltd.	(electrophotography),
Toshiba Corporation	(business machines),
Sharp Corporation	(electrophotography and FAX)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)

     Canon has also been granted licenses with respect to patents held by other companies. Some examples include:

SI Diamond Technology Inc.	(display technology),
Honeywell Inc.	(video products),
Gilbert P. Hyatt	(microcomputer),
U.S. Philips Corporation	(microcomputer)

     Canon has also entered into cross-licensing agreements with other major industry participants. Some of these are:

International Business Machines Corporation, in the area of information handling systems, Xerox Corporation, in the area of business machines, Eastman Kodak Co., in the area of electro-photography and image processing technology, Hewlett-Packard Company, in the area of Bubble Jet printers, Matsushita Electric Industrial Co., Ltd. in the area of video tape recorders and video cameras.

     Canon has put high priority on the management of intellectual properties as an important linking part of management strategies in order to enhance its global business operations.

Environmental regulations

     Canon is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation, and environmental health and safety. Some of the environmental laws which affect our businesses are summarized below.

1.   European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) and Directive on Waste Electrical and Electronic Equipment (“WEEE”)

     These directives were adopted by the European Parliament in December 2002. Member States are required to bring into force the laws necessary to comply with these directives by August 13, 2004. RoHS prohibits the use of lead, cadmium, hexavalent chromium, mercury and PBB and PBDE of brominated flame retardants in electrical and electronic equipment commencing on July 1, 2006. Pursuant to the RoHS directive, Canon will be required to adapt our products so that they do not contain the prohibited hazardous substances.

     The WEEE directive on the collection and recycling of waste electrical and electronic equipment requires the establishment of recycling systems by August 13, 2005 and the achievement of designated recycling rates by December 31, 2006. Pursuant to the WEEE directive, Canon will be required to establish collection and recycling systems for waste electrical and electronic equipment and to achieve the recycling ratio of waste electrical and electronic equipment by those dates. The increased cost associated with the WEEE directive may adversely affect our results of operations.

2.   Superfund in the U.S.A.

     Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and the Resource Conservation and Recovery Act (collectively known as “Superfund”) and related state laws, certain persons may be liable for the release or threatened release of hazardous substances including petroleum and its derivatives into the environment. These persons include the current owner or operator of property where the release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who arranged for the disposal of hazardous substances at the property. Liability under CERCLA is strict, retroactive and in most cases involving the government as plaintiff is joint and several, so that any responsible party may be liable for the entire cost of investigating and remediating the release of hazardous substances. As a practical matter, however, liability at most CERCLA and similar sites is shared among all solvent potentially responsible parties. The liability of a party is determined by the cost of investigation and remediation, the portion of the hazardous substance(s) the party contributed to the site, and the number of solvent potentially responsible parties.

     Canon has identified a potential remediation site in connection with one of its former manufacturing sites. See “Risk Factors–Risks Related to Canon’s Business–Environmental clean-up and remediation costs of our sites and associated litigation could adversely affect our results of operations and financial conditions.”

3.   Soil Pollution Prevention Law

     The Soil Pollution Prevention Law of Japan went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for another purpose. The results of such investigation are reported to the prefectural governor. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area”, publicly announce such designation and make available upon request the investigation report. The substances designated in the law consist of 25 chemical groups, including substances such as lead, arsenic, and trichloro ethylene. If there is a possibility that the soil pollution of the designated area may affect human health, the governor will issue an order to the land owner to take remedial actions.

     In response to the law, we have commenced a detailed survey and measurement of soil and groundwater to determine the existence of pollution at all of Canon Group’s operational sites in Japan. The survey and measurement will entail considerable cost. Additional costs may arise as remedial measures become necessary. These factors may adversely affect our results of operations.

4.   Law for Promotion of Effective Utilization of Resources in Japan

     The Law for Promotion of Effective Utilization of Resources of Japan (the “Resources Law”) was enacted in April 2001. The Resources Law requires specified recycling industries, including the copying machine industry, to enact measures designed to promote waste reduction, reuse and recycling of raw materials. These requirements will increase our costs and may have an adverse affect on our results of operations.

5.   Law on Promoting Green Purchasing in Japan

     The Law on Promoting Green Purchasing of Japan took effect in April 2001. The law encourages both national and local governments to procure products with low environmental burdens. Businesses are required to provide information that is necessary to determine environmental burden of products that they manufacture.

In response to the law, Canon will be expected in the future to:

•	manufacture products that consume less electricity to prevent global warming and to conserve energy.
•	use recycled parts and recycled materials,
•	reduce the types of raw materials used to conserving resources,
•	accelerate the date by which the requirements of the law are implemented to promote the elimination of hazardous substances.

The law also requires us to collect our used products and recycle them, establish alternative technologies for hazardous substances used in products and standardize the substances used in our products. These measures will entail additional costs and may adversely affect our results of operations.

     C.   Organizational structure

     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2002, Canon had 195 consolidated subsidiaries and 19 affiliated companies accounted for by the equity method.

     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated, as of December 31, 2002.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held

Canon Sales Co., Inc.	Tokyo, Japan	50.1%	50.7%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D.   Property, plants and equipment

     Canon’s manufacturing is conducted primarily at 20 plants in Japan and 14 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2002 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured

Domestic	(Thousands of
	square feet)

Shimomaruko Headquarters, Tokyo (Corporate Headquarters)	2,034	Develop business machines and cameras; prosecute patents; conduct purchasing, quality assurance, research, and planning for production engineering and technology

Kosugi Office, Kanagawa	398	Conduct R&D in software and systems

Fuji-Susono Research Park, Shizuoka	1,014	Conduct R&D in electro-photographic technologies

Canon Research Center, Kanagawa	137	Conduct R&D of basic and advanced technologies for future businesses

Hiratsuka Development Center, Kanagawa	466	Conduct R&D in electronic devices and display

Ayase Office, Kanagawa	314	Conduct R&D in semiconductor devices

Ecology Research & Development Center, Kyoto	92	Conduct R&D in environmental technologies

Optics R&D Center, Tochigi	187	Conduct R&D in optics technologies

Tamagawa Plant, Kanagawa	452	Development of bubble jet printers, development of bubble jet chemicals

Utsunomiya Plant, Tochigi	596	Produce camera lenses, video camcorder lenses, broadcasting lenses and other specialized optical lenses

Toride Plant, Ibaraki	2,399	Conduct R&D in electro-photographic technologies, mass-production trials and support, and produce copying machines and laser beam printer consumables

Ami Plant, Ibaraki	1,309	Produce business machines, tools, production equipments and optical products

Fukushima Plant, Fukushima	772	Produce bubble jet printers and bubble jet chemicals

Utsunomiya Optical Products Operations, Tochigi	993	R&D, manufacturing, sales, servicing of steppers; R&D, sales of optical broadcasting equipment; R&D, sales, servicing of medical equipment

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured

Domestic	(Thousands of
	square feet)

Kamisato Office, Saitama	61	Produce medical equipment

Canon Electronics Inc. Plants, Saitama and Gunma	1,169	Produce laser beam printers, laser beam printer units, magnetic components and micrographics

Copyer Co., Ltd. Plants, Tokyo, Yamanashi and Fukui	843	Produce copying machines and copying machine consumables

Canon Aptex Inc. Plants, Ibaraki and Tokyo	715	Produce copying machine parts and accessories, bubble jet color card and label printers

Canon Precision Inc. Plants, Tokyo and Aomori	1,020	Produce micro-motors, precision parts and laser beam printer consumables

Optron Inc. Plant, Ibaraki	150	Produce Optical Crystals and Vapor Deposition Materials

Canon Chemicals Inc. Plants, Ibaraki	1,412	Produce copying machine and laser beam printer consumables

Canon Components Inc. Plant, Saitama	675	Produce contact image sensors and bubble jet printer consumables

Oita Canon Inc. Plant, Oita	343	Produce 35mm and APS cameras, digital video camcorders and digital cameras

Nagahama Canon Inc. Plant, Shiga	1,058	Produce laser beam printers, laser beam printer consumables, bubble jet printer consumables and solar panels

Oita Canon Materials Inc. Plant, Oita	1,177	Produce copying machine and laser beam printer consumables

Ueno Canon Materials Inc. Plant, Mie	593	Produce copying machine and laser beam printer consumables

Canon N.T.C., Inc. Plants, Ibaraki and Saitama	1,550	Produce parts for business machines

Nisca Corporation Plant, Yamanashi	764	Produce copying machine parts and accessories

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured

Overseas	(Thousands of
	square feet)

[Europe]

Canon Giessen GmbH Plant, Giessen, Germany	359	Produce copying machines and copying machine consumables

Canon Bretagne S.A.S. Plant, Liffre, France	506	Produce copying machines, copying machine consumables and laser beam printers

[America]

Canon Virginia, Inc. Plants, Virginia, U.S.	1,286	Produce laser beam printers and laser beam printer consumables; refurbish copying machines

[Asia]

Canon Inc., Taiwan Plant, Taiwan	432	Development and manufacture 35mm SLR cameras and leaf shutter cameras; manufacture APS cameras

Canon Opto (Malaysia) Sdn. Bhd. Plant, Selangor, Malaysia	524	Produce leaf shutters, APS cameras, digital cameras, video camcorder and camera lenses

Canon Dalian Business Machines, Inc. Plant, Dalian China	1,068	Produce laser beam printers and laser beam printer consumables

Cannon Zhuhai, Inc. Plant, Zhuhai, China	715	Produce leaf shutter cameras, laser beam printers, facsimile machines and scanner

Tianjin Canon Co., Ltd. Plant, Tianjin, Chaina	159	Produce copying machines

Guang-Dong United Optical Instrument Co., Ltd. Plant, Guang Dong, China	14	Produce leaf shutter cameras

Canon Hi-Tech (Thailand) Ltd. Plant, Ayutthaya, Thailand	912	Produce copying machines, bubble jet printers and facsimile machines

Canon Engineering (Thailand) Ltd. Plant, Ayutthaya, Thailand	128	Produce business machines part molds and dies

Canon Zhongshan Business Machines Co., Ltd. Plant, Zhongshan, Caina	385	Produce laser beam printers

Canon Vietnam Co., Ltd. Plant, Hanoi, Vietnam	275	Produce bubble jet printers

Canon Suzhou Inc. Plant, Suzhou, China	825	Produce copying machines

     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.

     At December 31, 2002, book value Yen 9,416 of land, buildings and related equipment were subject to mortgages securing Yen 3,327 million of Canon’s indebtedness.

Item 5.   Operating and Financial Review and Prospects

     A.   Operating results

     The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and result of operations.

Overview

Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, bubble jet printers, cameras, steppers and aligners. Canon earns revenues mainly from the manufacture and sale of these products domestically and internationally.

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

•	The business machine product group includes copying machines, computer peripherals and business systems. Copying machines include analog, digital, color and personal models. Computer peripherals include mainly laser beam printers, bubble jet printers and scanners. Business systems include fax machines, micrographic equipment, personal computers and calculators.
•	The camera product group includes cameras, video camcorders and digital cameras.
•	The optical and other products product group includes steppers for semiconductor chip production and aligners used in the production of liquid crystal displays, television broadcasting lenses and medical equipment.

     Overseas operations are significant to Canon’s operating results. Overseas operations generated approximately 73% of total net sales in fiscal 2002. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including by localizing some manufacturing and by procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.

     Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses.

     The major components of selling, general and administrative expenses are payroll, advertising expenses and marketing costs.

Consolidated result of operations

     Fiscal 2002 compared with fiscal 2001

Canon achieved record highs for the company in both consolidated net sales and net income, and the third consecutive year of sales and profit growth, mainly due to a significant rise in sales of digital cameras and digital video camcorders, and steady growth in the copying machine product group. In fiscal 2002, Canon achieved 1.1% growth in sales, to Yen 2,940,128 million, and a 13.8% increase in net income, to Yen 190,737 million. The improvement in profit margins in fiscal 2002 was largely attributable to cost reductions from product reformation activities and shortened lead times for bringing new products to market.

Summarized results of operations for fiscal 2002 and fiscal 2001 are as follows:

	2002		Change	2001

	(Millions of yen except per share
	amounts and percentage data)
Net sales	Yen	2,940,128	+ 1.1%	Yen	2,907,573
Operating profit		346,359	+ 22.9		281,839
Income before income taxes		330,017	+ 17.2		281,566
Income before cumulative effect of change in accounting principle		190,737	+ 16.4		163,869
Net income		190,737	+ 13.8		167,561

Earnings per share:
Income before cumulative effect of change in accounting principle:
Basic		217.56	+ 16.3		187.07
Diluted		214.80	+ 16.4		184.55
Net income:
Basic		217.56	+ 13.7		191.29
Diluted		214.80	+ 13.8		188.70

Note:  See note of Item 3A “Selected Financial Data”.

     Sales

     The global economy in 2002 reflected the following trends. The U.S. economy pointed to signs of an economic upturn at the beginning of the year, led mainly by progress made in the area of inventory adjustment. In the second half of the year, however, the economic recovery in the United States began losing its momentum, owing to deterioration in consumer confidence, which resulted in sluggish consumer spending, and the collapse of several major companies, which led to a decline in business confidence. While European economies recovered moderately overall in 2002, the pace of recovery decelerated in Germany and France during the latter half of the year. In Asia, China’s economy continued to grow substantially while the other economies in the region sustained modest growth. The Japanese economy remained stagnant throughout the year with no signs of a recovery amid the harsh backdrop of falling stock prices and growing uncertainty over prospects for a recovery in the global economy, especially in the United States.

     With respect to the markets in which the Canon Group operates, flagging global demand for personal computers resulted in reduced demand for printers and other IT-related equipment, while corporate-use digital copying machines, especially multifunction and color machines, posted favorable results. The digital camera and digital video camcorder markets continued to show strong growth in Japan and overseas, supported by robust demand. In the field of semiconductor-production equipment, price and volume declines in the memory device market due to weak sales of personal computers inhibited a recovery in capital spending by chip manufacturers. The average value of the yen in 2002 was Yen 124.73 to the U.S. dollar, and Yen 118.39 to the euro, a depreciation of 3% and 8%, respectively, compared with the previous year.

     Amid these conditions, Canon recorded 1.1% growth in sales, to Yen 2,940,128 million. This growth reflected increased sales of digital cameras and digital video camcorders, and steady growth in the copying machine segment offsetting decline in semiconductor production equipment and other product lines.

     Sales by product

     Canon’s sales by product group are summarized as follows:

	2002		Change	2001

	(Millions of yen except percentage data)
Business machines:
Copying machines	Yen	938,338	+ 5.2%	Yen	891,814
Computer peripherals		1,018,418	- 0.7		1,025,352
Business systems		269,439	- 12.0		306,323

Total business machines		2,226,195	+ 0.1		2,223,489

Cameras		485,778	+ 27.4		381,367
Optical and other products		228,155	- 24.6		302,717

Total	Yen	2,940,128	+ 1.1%	Yen	2,907,573

     Sales of business machines (copying machines, computer peripherals and business systems), constituting 75.7% of consolidated net sales, increased 0.1%, to Yen 2,226,195 million in fiscal 2002.

     Sales of copying machines (including digital, color, office and personal models) increased 5.2%, to Yen 938,338 million. In the copying machines sub-segment, Canon’s imageRUNNER(iR)-series lineup of 16 to 105 copy-per-minute digital networked black-and-white multifunction copying machines showed steady sales growth in 2002. In particular, the mid-range iR2200/2800/3300 series and the high-end iR5000/6000 series, iR7200 and iR105 model recorded healthy sales during the term. While the color copying machine market showed some growth during the year, reflecting the growing acceptance of color office documents, sales of Canon color copying machines decreased slightly in 2002 due to a decrease in unit sales of high-end models.

     Sales of computer peripherals (mainly laser beam printers, bubble jet printers and scanners) suffered a slight decline of 0.7%, to Yen 1,018,418 million. While unit sales of laser beam printers increased in 2002, total sales slightly decreased due to an overall trend toward sales of lower-end models and to the strategic reduction of inventory balances by Canon’s original equipment manufacturing (“OEM”) partner in the first half of 2002. The introduction of new bubble jet printer products, such as the BJ S500/300-series lineup and PIXUS 950i/550i models, contributed to strong sales of bubble jet printers in the Japanese and U.S. markets. Although unit sales of bubble jet printers decreased in 2002 compared to the prior year, total sales increased due to growth in sales of mid- and high-end models.

     Sales of the business systems (including facsimile machines, personal computers, micrographic equipment and calculators) decreased 12.0%, to Yen 269,439 million in fiscal 2002. Despite steady sales growth of facsimile machines, particularly multifunction models, Canon was not able to overcome the negative impact of declining personal computer sales in Japan.

     Sales of cameras increased 27.4%, to Yen 485,778 million. Demand for digital cameras continued to be strong worldwide, with the successive introductions of new compact PowerShot-series and IXY DIGITAL-series models bolstering Canon’s lineup and contributing to a significant increase in sales. Also well received by the market were the EOS D60 and EOS-1Ds digital SLR models, which were introduced last year as well. As a result, the unit sales for digital cameras nearly doubled the amount of the previous year. In contrast, sales of conventional film cameras continued to slip in 2002 amid the increasing popularity of digital models and price competition. Sales of digital video camcorders continued to show substantial growth, supported by the introduction of new ZR-series, Elura-series and Optura-series models. Consequently, camera sales overall enjoyed double-digit 27.4% growth in 2002.

     Sales of optical and other products (including steppers for semiconductor chip production, aligners for liquid crystal displays, TV broadcasting lenses, medical equipment and digital radiography systems) decreased 24.6%, to Yen 228,155 million, mainly due to a decrease in unit sales of steppers for semiconductor chip production. The decrease is attributable to a drop in demand for semiconductor-production equipment, reflecting restrained capital spending by memory device manufacturers. Sales of optical and other products constituted 7.8% of consolidated net sales in fiscal 2002, which decreased 2.6% compared with fiscal 2001.

     Sales by region

     Net sales in fiscal 2002 increased in the Americas, Europe and other areas, but decreased in Japan.

     In Japan, net sales decreased by 11.5% in fiscal 2002. Sales of personal computers and semiconductor production equipment declined due to a decrease in the number of units sold. In the Americas net sales slightly increased by 0.4% on a local currency basis. This is mainly attributable to increased sales of digital cameras and digital video camcorders, and partially offset the negative impact of a decline in laser beam printer sales due to a strategic reduction of inventory balances by Canon’s OEM partner. The depreciation of the yen resulted in a 2.9% increase in sales in the Americas related to the translation of U.S. dollar sales to Japanese yen. In Europe, net sales decreased by 1.3% on a local currency basis. Sales growth in digital cameras offset sales declines in semiconductors production equipment and bubble jet printers. After accounting for the depreciation of the yen, net sales in Europe increased 6.3% in fiscal 2002. Sales in other areas increased 16.5% in fiscal 2002, reflecting significant overall sales growth, particularly in digital cameras and digital video camcorders.

     A summary of net sales by region of destination is provided below:

	2002		Change	2001

	(Millions of yen except percentage data)
Japan	Yen	732,551	- 11.5%	Yen	827,288
Americas		1,010,166	+ 2.9		982,104
Europe		857,167	+ 6.3		806,104
Others		340,244	+ 16.5		292,077

Total	Yen	2,940,128	+ 1.1%	Yen	2,907,573

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit in fiscal 2002 totaled Yen 346,359 million, an increase of 22.9% from the previous year. Operating profit in fiscal 2002 was 11.8% of net sales, compared with 9.7% in fiscal 2001. In fiscal 2002, the depreciation of the yen increased net sales by approximately Yen 93,300 million and increased cost of sales by approximately Yen 15,300 million. Canon’s gross profit ratio during the year improved 3.6% to 47.6%. This improvement in gross profit margins reflects the positive effects of improvements to Canon’s research and development (“R&D”) reformation activities, such as the incorporation of 3D computer aided design (“3D-CAD”). These improvements have significantly shortened product-development lead times and thus made it possible to launch competitive new products in succession, which has supported favorable pricing. Gross profit margins have also benefited from reductions achieved through continued production-reformation activities, and the lower value of the yen.

     Selling, general and administrative expenses rose 5.5% from the previous year and amounted to Yen 1,053,672 million. An increase in R&D expenditures and advertising and marketing costs, largely accounted for this rise. Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures rose 6.9% from the previous year to Yen 233,669 million, resulting from increased R&D activities of cameras and optical and other products.

     The disclosures of segment information by product as required in Japan for the year ended December 31, 2002 and fiscal 2001 and of segment information by geographic area as required in Japan for the years ended December 31, 2002 and fiscal 2001 are provided below.

     The following table provides segment information by product:

	As of/for the year ended December 31, 2002

	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	2,226,195	Yen	485,778	Yen	228,155		—	Yen	2,940,128
Intersegment		—		—		39,608	Yen	(139,608)		—

Total		2,226,195		485,778		367,763		(139,608)		2,940,128

Operating cost and expenses		1,815,179		415,488		379,415		(16,313)		2,593,769

Operating profit	Yen	411,016	Yen	70,290	Yen	(11,652)	Yen	(123,295)	Yen	6,359

Assets	Yen	1,296,829	Yen	263,532	Yen	338,377	Yen	1,043,968	Yen	2,942,706
Depreciation and amortization		106,865		14,118		19,817		24,460		165,260
Capital expenditure		104,877		15,627		23,767		54,431		198,702

	As of/for the year ended December 31, 2001

	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	2,223,489	Yen	381,367	Yen	302,717		—	Yen	2,907,573
Intersegment		—		—		116,748	Yen	(116,748)		—

Total		2,223,489		381,367		419,465		(116,748)		2,907,573

Operating cost and expenses		1,888,571		345,223		395,615		(3,675)		2,625,734

Operating profit	Yen	334,918	Yen	36,144	Yen	23,850	Yen	(113,073)	Yen	281,839

Assets	Yen	1,280,949	Yen	215,173	Yen	361,799	Yen	986,835	Yen	2,844,756
Depreciation and amortization		105,907		12,745		15,291		18,357		152,300
Capital expenditure		121,333		16,871		36,057		33,413		207,674

Notes:
(1)	General corporate expenses of Yen 123,193 million in fiscal 2002 and Yen 113,128 million in fiscal 2001 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,044,036 million in fiscal 2002 and Yen 986,801 million in fiscal 2001 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

     The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2002

											Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	789,066	Yen	1,007,572	Yen	852,931	Yen	290,559		—	Yen	2,940,128
Intersegment		1,475,091		9,791		4,639		426,914	Yen	(1,916,435)		—

Total		2,264,157		1,017,363		857,570		717,473		(1,916,435)		2,940,128
Operating cost and expenses		1,867,817		969,542		836,341		699,420		(1,779,351)		2,593,769

Operating profit	Yen	396,340	Yen	47,821	Yen	21,229	Yen	18,053	Yen	(137,084)	Yen	346,359

Assets	Yen	1,485,238	Yen	346,021	Yen	460,521	Yen	202,388	Yen	448,538	Yen	2,942,706

	As of/for the year ended December 31, 2001

											Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	858,580	Yen	983,561	Yen	805,243	Yen	260,189		—	Yen	2,907,573
Intersegment		1,378,031		17,475		2,449		299,410	Yen	(1,697,365)		—

Total		2,236,611		1,001,036		807,692		559,599		(1,697,365)		2,907,573
Operating cost and expenses		1,893,448		969,630		806,495		546,291		(1,590,130)		2,625,734

Operating profit	Yen	343,163	Yen	31,406	Yen	1,197	Yen	13,308	Yen	(107,235)	Yen	281,839

Assets	Yen	1,376,939	Yen	346,046	Yen	423,295	Yen	174,553	Yen	523,923	Yen	2,844,756

Notes:
(1)	General corporate expenses of Yen 123,193 million in fiscal 2002 and Yen 113,128 million in fiscal 2001 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,044,036 million in fiscal 2002 and Yen 986,801 million in fiscal 2001 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

(3)	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

     Operating profit for business machines in fiscal 2002 increased Yen 76,098 million to Yen 411,016 million. Operating profit ratio also improved by 3.4% to 18.5%. Sales of business machines overall remained at approximately the same level as for the previous year, increasing by 0.1% to Yen 2,226,195 million. Cost-cutting measures, however, along with healthy sales of price-competitive mid-range and high-end copying machines and bubble jet printers favorably affected the operating profit ratio. As a result, operating profit for the business machine segment increased by 22.7%.

     Operating profit for cameras increased Yen 34,146 million to Yen 70,290 million. Greatly improved profitability for camera products, realized through the rapid rise in sales of digital cameras and digital video camcorders coupled with effective cost-cutting measures and a decline in the price of electronic components, boosted operating profit in the camera segment by 94.5%.

     Optical and other products, which recorded an operating profit of Yen 23,850 million in 2001, suffered operating losses of Yen 11,652 million in 2002 mainly due to a 24.6% decrease in sales of semiconductor production equipment, reflecting restrained capital spending by memory device manufacturers.

     Income before income taxes in fiscal 2002 was Yen 330,017 million, a 17.2% increase from fiscal 2001, and constituted 11.2% of net sales.

     In the area of other income and expenses, the promotion of cash flow management has bolstered Canon’s financial strength, evidenced by an improvement in net interest income of Yen 3,551 million compared with the previous year, achieving a positive figure in this category for the first time. Currency exchange losses, however, increased by Yen 8,667 million to Yen 23,468 million while securities contributed to the Company’s retirement benefit trust in the previous year contributed to a Yen 15,536 million gain. Consequently, non-operating income and expenses worsened by Yen 16,069 million from the previous year.

     Net income in fiscal 2002 totaled Yen 190,737 million, an increase of 13.8% from the previous year. This amount represents a 6.5% return on net sales. Income taxes as a percent of income before income taxes remained at approximately the same level as for the previous year, decreasing by 0.1% to 40.8%.

     Fiscal 2001 compared with fiscal 2000

     Canon recorded its second consecutive year of record consolidated net sales and net income mainly due to depreciation of the yen during fiscal 2001. In fiscal 2001, Canon achieved a 7.8% growth in sales, to Yen 2,907,573 million, and a 25.0% increase in net income, to Yen 167,561 million.

     Summarized results of operations for fiscal 2001 and fiscal 2000 are as follows:

	2001		Change	2000

	(Millions of yen except per share
	amounts and percentage data)
Net sales	Yen	2,907,573	+ 7.8%	Yen	2,696,420
Operating profit		281,839	+ 20.4		234,131
Income before income taxes		281,566	+ 23.9		227,196
Income before cumulative effect of change in accounting principle		163,869	+ 22.2		134,088
Net income		167,561	+ 25.0		134,088

Earnings per share:
Income before cumulative effect of change in accounting principle:
Basic		187.07	+ 21.7		153.66
Diluted		184.55	+ 21.8		151.51
Net income:
Basic		191.29	+ 24.5		153.66
Diluted		188.70	+ 24.5		151.51

Note:  See note of Item 3A “Selected Financial Data”.

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

     The markets in which the Canon Group operates reflected the following trends. Within the IT-related equipment segment, unfavorable consumer spending levels in Japan and the United States resulted in reduced demand for personal-use printers while corporate-use digital copying machines and printers generally posted favorable results. The digital camera market continued to show strong growth, boosted by the launch of several new products by digital camera makers. In the field of semiconductor-production equipment, memory device manufacturers continued to exercise restraint with regard to capital expenditures, reflecting the lack of demand for memory devices. The average value of the yen in 2001 was Yen 122 to the U.S. dollar, and Yen 109 to the euro; a depreciation of 11% and 9%, respectively, compared with the previous year.

     Amid these conditions, Canon recorded 7.8% growth in sales, to Yen 2,907,573 million. This growth reflected increased sales of copying machines, digital cameras and semiconductor production equipment offsetting decline in other product lines. As for semiconductor production equipment, there is some lag time between order and revenue recognition. The lower value of the yen produced most of the overall increase in sales. Using average 2000 exchange rates, fiscal 2001 net sales would have increased 0.2% from fiscal 2000.

     Sales by product

     Canon’s sales by product group are summarized as follows:

	2001		Change	2000

	(Millions of yen except percentage data)
Business machines:
Copying machines	Yen	891,814	+ 15.4%	Yen	772,557
Computer peripherals		1,025,352	+ 0.2		1,022,994
Business systems		306,323	– 2.7		314,859

Total business machines		2,223,489	+ 5.4		2,110,410

Cameras		381,367	+ 19.8		318,234
Optical and other products		302,717	+ 13.0		267,776

Total	Yen	2,907,573	+ 7.8%	Yen	2,696,420

     Sales of business machines (copying machines, computer peripherals and business systems), constituting 76.5% of consolidated net sales, increased 5.4%, to Yen 2,223,489 million in fiscal 2001.

     Sales of copying machines (including digital, color, office and personal models) increased 15.4%, to Yen 891,814 million in fiscal 2001 mainly due to an increase in unit sales volume of high performance models. Canon completed its lineup of 16 to 105 copy-per-minute digital black and white copying machines in the imageRUNNER (iR) series in fiscal 2001 with the launch of the iR3300, iR105 and iR1600/2000 machines, which followed the introduction of the iR5000/6000 series the year before. The new lineup bolstered the competitive strength of Canon copiers and contributed to substantial growth within the black and white copying machine segment. Strong performances by the CLC5000 and CLC1150 color copying machines further supported growth in sales.

     Sales of computer peripherals (mainly laser beam printers, bubble jet printers and scanners) increased 0.2%, to Yen 1,025,352 million. Unit sales of laser beam printers and bubble jet printers declined slightly in the U.S. and European markets despite the introduction of new models. The lower value of the yen, however, offset the decline.

     Sales of business systems (including facsimile machines, computers, micrographics and calculators) decreased 2.7%, to Yen 306,323 million in fiscal 2001 mainly due to a decrease in unit sales volumes. This decrease reflected the negative influence of severe price competition in the facsimile market and declining PC sales in the domestic market, partially offset by the impact of the decline in value of the yen.

     Sales of cameras increased 19.8%, to Yen 381,367 million. While sales from 35mm and Advanced Photo System camera sales declined in fiscal 2001, mainly due to a decrease in the number of units sold caused by the increasing popularity of digital models and price competition, sales revenue from digital cameras nearly doubled compared with the previous year primarily due to an increase in the number of units sold. During the year, Canon launched six new PowerShot-series digital camera models, spanning the range from low-end to high-end, and two new ultracompact PowerShot- DIGITAL ELPH-series (DIGITAL IXUS in other regions) models. These eight new products succeeded in garnering greater market share in terms of units sold for Canon and contributed to increased revenues from digital camera sales. Sales revenues from video camcorders also continued to show substantial growth primarily due to an increase in the profitability of these products, spurred by the introduction of such new models as the high-end flagship XL-1S and ultra-compact Elura 10/20 (MV4 in other regions). Cameras constituted 13.1% of consolidated net sales in fiscal 2001.

     Sales of optical and other products (including steppers and aligners for semiconductor chip production, TV broadcasting lenses, medical equipment and digital radiography systems) increased 13.0%, to Yen 302,717 million. Although the aggregate volume of orders from semiconductor manufacturers declined, reflecting the sluggish memory device market, sales revenue from optical and other products continued to grow substantially in fiscal 2001 in terms of the number of units sold, supported by active capital investment by semiconductor device manufacturers through the end of fiscal 2000. After receiving order from a customer, there is usually some lag time in order to complete the installation of semiconductor production equipment. Canon expects that sales revenue from semiconductor production equipment in 2002 will show major decline due to this lag based on the aggregate volume of orders received in 2001. Additionally, the new FPA-5000AS3 and FPA-5000ES3 scanning steppers were well received by the industry and affected new customers for Canon. Optical and other products constituted 10.4% of consolidated net sales in fiscal 2001.

     Sales by region

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

     A summary of net sales by region of destination is provided below:

	2001		Change	2000

	(Millions of yen except percentage data)
Japan	Yen	827,288	+ 6.1%	Yen	779,366
Americas		982,104	+ 10.4		889,764
Europe		806,104	+ 6.4		757,942
Others		292,077	+ 8.4		269,348

Total	Yen	2,907,573	+ 7.8%	Yen	2,696,420

Note: This summary of net sales by region of destination is determined by the location of the customer.

     Earnings

     Operating profit in fiscal 2001 totaled Yen 281,839 million, an increase of 20.4% from the previous year. Operating profit in fiscal 2001 was 9.7% of net sales, compared with 8.7% in fiscal 2000.

     In fiscal 2001, the depreciation of the yen increased net sales by approximately Yen 206,000 million and increased cost of sales by approximately Yen 32,000 million. Canon’s gross profit ratio during fiscal 2001 improved by 2.5% to 44.0%, primarily due to the net effect of the depreciation of the yen, and also reflecting the positive effects of cost reductions, realized through sustained production reorganization activities, such as the adoption of cell production methods, combined with the lower value of the yen.

     Selling, general and administrative expenses rose 12.9% from the previous year, and amounted to Yen 998,775 million. An increase in R&D expenses, resulting from an increase in R&D activities, and sales promotional expenses, resulting from an increase in promotional activities, largely accounted for this increase. To strengthen its R&D capabilities, Canon maintains a high level of R&D expenditure. The depreciation of the yen also increased selling, general and administrative expenses by approximately Yen 36,500 million. In fiscal 2001, Canon reclassified its loss on disposal of property, plant and equipment to “Selling, general and administrative expenses,” which had previously been accounted for in “Other, net” of “Other income (deductions).” Canon made this change due to the increase of the impact of disposal of property, plant and equipment, as group restructuring and resource allocation proceeds, and recurring disposals are expected in the future.

     The disclosures of segment information by product as required in Japan for the years ended December 31, 2001 and fiscal 2000 and of segment information by geographic area as required in Japan for the years ended December 31, 2001 and fiscal 2000 are provided below.

     The following table provides segment information by product:

	As of/for the year ended December 31, 2001

	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	2,223,489	Yen	381,367	Yen	302,717		—	Yen	2,907,573
Intersegment		—		—		116,748	Yen	(116,748)		—

Total		2,223,489		381,367		419,465		(116,748)		2,907,573

Operating cost and expenses		1,888,571		345,223		395,615		(3,675)		2,625,734

Operating profit	Yen	334,918	Yen	36,144	Yen	23,850	Yen	(113,073)	Yen	281,839

Assets	Yen	1,280,949	Yen	215,173	Yen	361,799	Yen	986,835	Yen	2,844,756
Depreciation and amortization		105,907		12,745		15,291		18,357		152,300
Capital expenditure		121,333		16,871		36,057		33,413		207,674

	As of/for the year ended December 31, 2000

	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	2,110,410	Yen	318,234	Yen	267,776		—	Yen	2,696,420
Intersegment		—		—		126,947	Yen	(126,947)		—

Total		2,110,410		318,234		394,723		(126,947)		2,696,420

Operating cost and expenses		1,801,226		285,841		384,075		(8,853)		2,462,289

Operating profit	Yen	309,184	Yen	32,393	Yen	10,648	Yen	(118,094)	Yen	234,131

Assets	Yen	1,324,369	Yen	207,069	Yen	332,229	Yen	968,458	Yen	2,832,125
Depreciation and amortization		101,557		14,480		13,019		17,421		146,477
Capital expenditure		105,171		15,559		20,509		29,747		170,986

Notes:
(1)	General corporate expenses of Yen 113,128 million in fiscal 2001 and Yen 118,180 million in fiscal 2000 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 986,801 million in fiscal 2001 and Yen 968,590 million in fiscal 2000 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

     The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2001

											Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	858,580	Yen	983,561	Yen	805,243	Yen	260,189		—	Yen	2,907,573
Intersegment		1,378,031		17,475		2,449		299,410	Yen	(1,697,365)		—

Total		2,236,611		1,001,036		807,692		559,599		(1,697,365)		2,907,573
Operating cost and expenses		1,893,448		969,630		806,495		546,291		(1,590,130)		2,625,734

Operating profit	Yen	343,163	Yen	31,406	Yen	1,197	Yen	13,308	Yen	(107,235)	Yen	281,839

Assets	Yen	1,376,939	Yen	346,046	Yen	423,295	Yen	174,553	Yen	523,923	Yen	2,844,756

	As of/for the year ended December 31, 2000

											Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated

	(Millions of yen)
Net sales:
Unaffiliated customers	Yen	832,297	Yen	889,377	Yen	753,979	Yen	220,767		—	Yen	2,696,420
Intersegment		1,345,983		11,748		3,782		246,024	Yen	(1,607,537)		—

Total		2,178,280		901,125		757,761		466,791		(1,607,537)		2,696,420
Operating cost and expenses		1,868,472		871,298		742,576		456,278		(1,476,335)		2,462,289

Operating profit	Yen	309,808	Yen	29,827	Yen	15,185	Yen	10,513	Yen	(131,202)	Yen	234,131

Assets	Yen	1,482,335	Yen	353,919	Yen	407,258	Yen	158,729	Yen	429,884	Yen	2,832,125

Notes:
(1)	General corporate expenses of Yen 113,128 million in fiscal 2001 and Yen 118,180 million in fiscal 2000 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 986,801 million in fiscal 2001 and Yen 968,590 million in fiscal 2000 which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

(3)	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

     Operating profit for business machines in fiscal 2001 increased Yen 25,734 to Yen 334,918 million. Operating profit ratio also improved by 0.4% to 15.1%, reflecting the positive effect of the weak yen and cost-cutting measures while sales prices were affected by severe price competition in the market.

     Operating profit for cameras increased Yen 3,751 million to Yen 36,144 million due to the rapid growth of digital models, while operating profit ratio declined 0.7% to 9.5% mainly because of the sharp decrease in unit sales of conventional film cameras.

     Operating profit for optical and other products increased Yen 13,202 million to Yen 23,850 million. Operating profit ratio improved 3.0% to 5.7%, which was due primarily to a substantial sales volume increase of semiconductor production equipment, supported by active capital investment by semiconductor device manufacturers through the end of fiscal 2000.

     Income before income taxes in fiscal 2001 was Yen 281,566 million, a 23.9% increase from fiscal 2000 and constituted 9.7% of net sales.

     In the area of other income (deductions), the promotion of cash flow management has resulted in increased financial strength, realizing a Yen 2,449 million improvement in interest income and expense. And on contribution of securities to Canon’s retirement benefit trust Canon recognized a gain of Yen 15,536 million. Currency exchange gains and losses increased Yen 5,394 million while Canon’s share of the net earnings of companies carried at equity declined by Yen 12,662 million due to the deteriorating profit margins of affiliated companies in Singapore that manufacture memory devices led by the sales price decline in the market. As a result, other income (deductions) overall increased Yen 6,662 million compared with the previous year.

     Net income in fiscal 2001 was Yen 167,561 million, an increase of 25.0% from the previous year. This amount represents a 5.8% return on net sales. Income taxes as a percent of income before income taxes rose by 2.5% to 40.9%. The increase was largely attributable to decreased equity in income of affiliates.

     Foreign operations and foreign currency transactions

     Canon’s marketing activities are performed by subsidiaries in each region in local currencies, while the cost of goods sold is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

     The return on foreign operation sales is usually lower than domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2002, 2001 and 2000 were 2.7%, 1.6% and 2.0%, respectively. This compares with return of 6.5%, 5.8% and 5.0% on total operations for the respective years.

     B.   Liquidity and capital resources

Liquidity

     Cash and cash equivalents in fiscal 2002 increased Yen 15,037 million to Yen 521,271 million, compared with Yen 506,234 million in 2001 and Yen 493,962 million in 2000. Canon’s cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

     Cash flow from operating activities in 2002 increased by Yen 143,198 million to Yen 448,950 million, compared with Yen 305,752 million in 2001 and Yen 346,616 million in 2000, mainly due to an increase in net income and a significant increase of trade payables. Trade receivables and trade payables both decreased in 2001 and increased in 2002. The effect of change in trade payables, however, was larger than the effect of change in trade receivables since the payment terms are generally longer than the collection terms, and as a result contributed to the increase in net operating cash flows.

     Net cash used in investing activities, which mainly consists of capital expenditure, for 2002 was Yen 230,220 million, compared with Yen 192,592 million in 2001 and Yen 212,804 million in 2000. For fiscal 2002, the amount includes payment of Yen 21,204 million for the purchase of outstanding stock of Canon System and Support Inc., Canon N.T.C., Inc., and Canon (Schweiz) AG from their minority shareholders to realize full ownership of the three subsidiaries. Capital expenditures in 2003 are projected to be roughly comparable to those in 2002.

     Net cash used in financing activities for 2002 amounted to Yen 183,714 million, mainly as a result of repayment of short-term loans to improve Canon’s financial position, accompanied by the redemption of bonds, compared to Yen 121,228 million in 2001 and Yen 100,597 million in 2000.

     Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations and, to a lesser extent, with short-term loans and long-term debt. Consistent with this objective, Canon has recently begun to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.

     To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including the issuance of additional share capital, long-term debt or through borrowing in the short-term market. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon’s liquidity or long-term funding in the future. Short-term loans (including current portion of long-term loans) amounted to Yen 66,754 million at December 31, 2002 compared to Yen 200,104 million at December 31, 2001. Long-term debt (excluding current portion) amounted to Yen 81,349 million at December 31, 2002 compared to Yen 95,526 million at December 31, 2001.

     Substantially all of Canon’s short-term loans consist of borrowings from banks under uncommitted lines of credit. Canon’s long-term debt generally consists of secured or partially secured term loans from banks, bearing interest at floating rates, as well as fixed rate notes and convertible debentures issued in the domestic market with original maturities of five to fifteen years.

     Like most other Japanese companies, Canon does not maintain committed bank credit lines. Canon and other Japanese companies have relied for liquidity in part upon relationships with institutional lenders, particularly Japanese commercial banks. The Company has uncommitted bank overdraft facilities of approximately Yen 1,323 million with its principal commercial banks.

Capital resources

     Capital expenditure in 2002 amounted to Yen 198,702 million compared with Yen 207,674 million in 2001 and Yen 170,986 million in 2000. In 2002, capital expenditures were mainly used for the construction of the Company’s headquarters facilities and a new factory for manufacturing copying machines in Suzhou, China.

     Working capital in 2002 increased Yen 127,023 million, to Yen 903,134 million, compared with Yen 776,111 million in 2001 and Yen 696,609 million in 2000. The increase was primarily attributable to the decrease of short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments.

     The working capital ratio (current assets to current liabilities) for 2002 was 2.13, compared to 1.91 for 2001 and 1.71 for 2000.

     Return on assets rose to 6.6% in 2002, compared to 5.9% in 2001 and 4.9% in 2000. This increase was due mainly to increased net income. Return on stockholders’equity also rose to 12.5% in 2002, compared with 12.2% in 2001 and 10.7% in 2000.

     The debt ratio (total debt to total assets) declined to 5.0% in 2002 from 10.4% in 2001, which reflects Canon’s financial policy to reduce debt.

Off-balance sheet arrangements

     As part of its ongoing business, Canon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual obligations and commercial commitments

     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

The following summarizes Canon’s contractual obligations at December 31, 2002.

Payments Due By Period

			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years

	(Millions of yen)
Contractual Obligations:
Short-term Debt	Yen	66,754	Yen	66,754	Yen	—	Yen	—	Yen	—
Long-term Debt		100,355		19,006		47,418		1,479		22,452
Operating Leases		36,690		10,033		12,469		8,096		6,092

Total	Yen	203,799	Yen	95,793	Yen	59,887	Yen	19,575	Yen	28,544

     Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of our debt. A downgrade in our credit rating could, however, increase the cost of our borrowings.

     Canon provides short-term (generally less than one year) warranties against defects in materials and workmanship on most of our consumer products. A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

     Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is Yen 49,919 million at December 31, 2002. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees are insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to Yen 1,094 million at December 31, 2002. Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries.

     At December 31, 2002, these guarantees amounted to Yen 23,634 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

     At December 31, 2002, Canon had outstanding commitments of approximately Yen 29,539 million to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations

     C.   Research and development, patents and licenses, etc.

     Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No.1 position worldwide in all core business areas, to build on its R&D capabilities, to continually create new businesses and to further strengthen its financial position.

     As a direction to take for Canon’s R&D, Canon formulated the “Canon Over IP” concept, in which Canon intends to connect its digital products to the Internet and lay the foundations for Internet-businesses for the future.

     Canon has R&D centers worldwide, including the one in the U.S., that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses. The Canon Research Center in Japan, for example, develops basic and advanced technologies for future businesses in a time frame of five to ten years while other centers in Japan develop key components, environment-conscious technologies, next-generation displays, and electronic devices.

R&D activities at Canon Inc. are structured in the following 5 organizations.

•	Core Technology Development Headquarters (where component engineering and base technology R&D, such as in new materials, nanotechnology and production engineering, is conducted)

•	Platform Technology Development Headquarters (where platform technologies for digital network device R&D is conducted)

•	Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)

•	Display Development Headquarters (where display devices R&D is conducted)

•	Ecology Research Center (where solar cell battery R&D is conducted)

     Global diversification drives Canon’s activities in the individual regions such as the United States, Europe, and Asia to develop original products and promote business.

     Canon had R&D expenditures of Yen 233,669 million in fiscal 2002, Yen 218,616 million in fiscal 2001 and Yen 194,552 million in fiscal 2000. The ratio of R&D expenditure to total net sales for the past three years were 7.9%, 7.5% and 7.2%, respectively. With the shift to digitalization in Canon’s business markets, research and development expenditures have increased in the past three years, particularly for software development, for such products as digital copying machines and digital camera.

     Canon seeks to produce new products that are protected by patents and to establish a standard in a market in order to enhance its market position. The United States Patent and Trademark Office (USPTO) announced that Canon secured the number-two spot for private sector patents received in 2002. The achievement marks Canon’s 11th consecutive year in the top three patent-receiving organizations.

     D.   Trend information

Critical accounting policy

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

Valuation of inventories

     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories. Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if written-down to market value is necessary. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the market value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

Environmental liabilities

     Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that Canon owns or operates, as well as at certain properties Canon formerly owned or operated. Canon employs extensive internal environmental protection programs that focus on preventive measures. Canon conducts environmental assessments for a number of its locations and operating facilities. If Canon was to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material. The liability for environmental remediation and other environmental costs is accrued when it is considered probable and costs can be reasonably estimated.

Collectibility of Receivables

     Canon is required to estimate the collectibility of its notes receivable and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer taking into account business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future depending on financial status of customers under the current environment. In case financial quality of customers becomes worse, reserves for each customer will increase and will adversely affect net income.

Deferred Tax Assets

     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. These changes, if any, may require possible recognition of significant valuation allowance to these deferred tax asset balances. In case Canon considers certain deferred tax assets are unrecoverable, such amounts are recorded as additional income taxes in the statements of income and may adversely affect net income.

Recoverability of long-lived assets and identifiable intangibles

     Canon’s long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows undiscounted and without interest changes expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require impairment of recorded asset balances that may adversely affect net income.

Employee retirement and severance benefit plan

     Canon has significant employee retirement and severance benefit costs and credits which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. Canon is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related employee retirement and severance benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in Canon’s related headcount due to changes in the assumptions. Changes in assumptions will affect Canon’s financial figures. Decrease of discount rates leads to increase of actuarial pension benefit obligations that could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. Increase of expected return on plan assets may decrease net periodic benefit cost through increase of expected return amount while the difference with actual fair value of those assets could affect adversely net income in the following years, and vice versa.

Forward looking statements

     For Canon, 2003 marks the halfway point of Phase II of its Excellent Global Corporation Plan (2001-2005), which targets the completion of structural reforms in 2005. As such, Canon will move forward with several initiatives designed to ensure the meeting of the goals set out in the plan by 2005, including further operating-reformation efforts, from R&D and production processes to head-office administrative operations, simultaneously targeting improved productivity and efficiency. Particularly in the area of development, Canon will target the further shortening of product-development periods and improvements in design quality, and will strive to substantially reduce product development costs through the implementation of digital trial production procedures that do away with the need to create prototypes. As for production, energies will be focused on the in-house production of key components and innovative high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting marketing reformation through the structural reorganization of marketing activities and strengthening of marketing channels, Canon is also working to expand and strengthen its solutions business together with improving hardware solutions offerings through greater customization to better meet customer needs. Canon also views the protection of the environment as an essential part of its management activities and will continue to develop environmentally conscious products and introduce resource-recycling systems while actively expanding its green procurement and purchasing programs.

     Canon sells laser beam printers on OEM basis to Hewlett-Packard Company (“HP”). During the year ended December 31, 2002, such sales constituted approximately 21% of consolidated net sales.

     In May 2002, HP announced that it completed its merger transaction with Compaq Computer Corporation. Canon believes that this merger will not directly affect in an adverse and material way Canon’s OEM business. However, Canon’s operating results could be significantly and adversely affected if HP’s management decides not to continue its OEM business relationship with Canon.

     On November 20, 2002, Canon Inc. and Canon Sales Co., Inc (“Canon Sales”) have entered into an agreement to transfer all of the shares of Canon N.T.C., Inc. (“Canon N.T.C.”), a wholly owned subsidiary of Canon Sales, from Canon Sales to Canon Inc. following the completion of the corporate separation of two Canon N.T.C. operations divisions. In accordance with the restructuring initiative for the Canon Sales Group announced on May 17 2002, Canon N.T.C.’s marketing operations will be spun off and merged with Canon System & Support Inc. and its real estate operations will be spun off into a newly established property management company, effective April 1, 2003. Following the corporate spin-offs, Canon N.T.C.’s operations will focus on development and manufacturing activities, after which, during the second quarter of 2003, all of Canon N.T.C.’s shares will be transferred from Canon Sales to Canon Inc.. Canon N.T.C. is already consolidated subsidiaries of Canon Inc., and accordingly the merger is expected to have no impact on Canon’s future business results.

     On November 21, 2002, Canon Sales executed a definitive agreement to acquire all of the shares of Sumitomo Metal System Solutions Co. Ltd. from Sumitomo Metal Industries, Ltd. for approximately Yen 12,478 million. On January 10, 2003, the acquisition of Sumitomo Metal System Solutions Co. Ltd. was completed and its name was changed to Canon System Solutions Inc. The new company is expected to play a starring role of expanding IT business in Canon Sales group, which believes the key pillar of business expansion in the future is in the IT service field. The impact of the acquisition on Canon’s consolidated financial statement is not expected to be material.

     On January 1, 2003, Canon Aptex Inc. and Copyer Co.,Ltd. merged, and changed its name to Canon Finetech Inc, following resolutions by their respective board of directors’ meetings. By the merger of both companies, the new company expects to enhance its corporate disposition by restructuring its corporate bases, by building an efficient organization and by reinforcing its product development and its cost competitiveness. Both companies are already consolidated subsidiaries of Canon Inc., and accordingly the merger has no impact on Canon’s future business results.

     Pursuant to the enactment of the new law concerning defined benefit corporate pension plans in Japan, Canon Inc., on March 1, 2003, obtained from the Minister of Health, Labor and Welfare, an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund. The relevant impact is recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the Government (expected to be sometime in or after October 2003). Currently, it is difficult to estimate the future financial impact.

     The foregoing discussion in Financial Overview contains forward-looking statements that reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

     For other trend information, please see “Item 5 Operating and Financial Review and Prospects A. Operating Results”

Item 6.   Directors, Senior Management and Employees

     A.   Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2003 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)

Fujio Mitarai	President & C.E.O	4/1961	Joined the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & C.E.O.*

Ichiro Endo	Senior Managing Director	4/1964	Joined the Company
(Jan. 2, 1941)	(Group Executive of Technology	1/1989	Group Executive of Research & Development HQ
	Management HQ)	3/1989	Director
		3/1995	Managing Director
		4/1995	Chief Executive of Office Imaging Products HQ
		4/1996	Group Executive of Product Development HQ
		3/1999	Senior Managing Director*
		7/1999	Group Executive of Platform Technology
Development HQ/Group Executive of Display
Development HQ
		1/2000	Group Executive of Technology Management HQ*

Yukio Yamashita	Senior Managing Director	3/1962	Joined the Company
(May 15, 1939)	(Group Executive of Human Resource	8/1980	President of Canon (U.K.) Ltd.
	Management & Organization HQ)	3/1991	Director
		1/1996	Group Executive of Human Resource Management & Organization HQ*
		3/1997	Managing Director
		3/1999	Senior Managing Director*

Toshizo Tanaka	Senior Managing Director	4/1964	Joined the Company
(Oct. 8, 1940)	(Group Executive of Finance &	1/1992	Deputy Group Executive of Finance & Accounting HQ
	Accounting HQ)	3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director*

Kinya Uchida	Senior Managing Director	4/1963	Joined the Company
(Nov. 21, 1938)		6/1987	President of Canon Singapore Pte. Ltd.
		3/1995	Director
		4/1995	President of Canon France S.A.
		3/1999	Managing Director
		4/1999	President of Canon U.S.A., Inc.*
		3/2003	Senior Managing Director*

Akira Tajima	Senior Managing Director	4/1964	Joined the Company
(Dec. 8, 1940)	(Chief Executive of Optical	7/1989	Deputy Chief Executive of Camera Operations HQ
	Products HQ)	3/1995	Director
		4/1995	Chief Executive of Camera Operations HQ
		3/1999	Managing Director
		4/1999	Chief Executive of Optical Products HQ*/
Group Executive of Semiconductor Production
Equipment Group
		7/1999	In charge of promotion of digital industry business*
		3/2003	Senior Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)

Tsuneji Uchida	Managing Director	4/1965	Joined the Company
(Oct. 30, 1941)	(Chief Executive of Image	4/1995	Group Executive of Lens Products Group
	Communication Products Operations HQ)	3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ/
Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ*
		3/2001	Managing Director
		3/2003	Senior Managing Director*

Takashi Saito	Managing Director	4/1967	Joined the Company
(Apr. 15, 1941)		1/1991	Deputy Chief Executive of Peripheral Products HQ
		3/1991	Director
		7/1991	Deputy Group Executive of Computer & Information Systems Operations HQ
		10/1991	Group Executive of B Products Operations HQ
		1/1993	Group Executive of BJ products HQ
		3/1996	Managing Director*
		7/1999	Group Executive of BJ Printer Products
Business Group/In charge of promotion
of digital home business
		1/2000	Group Executive of Internet Business Development HQ
		1/2001	Group Executive of Internet Business Promotion HQ
		4/2002	Deputy Managing Director of Canon Europe Ltd.*

Yusuke Emura	Managing Director	4/1967	Joined the Company
(Nov. 30, 1944)	(Group Executive of Production	1/1989	Toride plant manager
	Management HQ)	3/1993	Director
	(Group Executive of Global	4/1994	Ami plant manager
	Environment Promotion HQ)	4/1995	Deputy Chief Executive of Office Imaging Products HQ
		4/1996	Chief Executive of Office Imaging Products HQ
		3/1999	Managing Director*
		4/1999	Group Executive of Production Management HQ*
		1/2002	Group Executive of Global Environment Promotion HQ*

Nobuyoshi Tanaka	Managing Director	4/1970	Joined the Company
(Dec. 23, 1945)	(Group Executive of Corporate	1/1991	Senior General Manager of Semiconductor
	Intellectual Property & Legal HQ)		Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director*

Junji Ichikawa	Managing Director	4/1965	Joined Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Peripheral	1/1970	Joined the Company
	Products HQ)	4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ*
		3/2001	Managing Director*

Hajime Tsuruoka	Managing Director	3/1970	Joined Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Joined the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		10/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)

Akiyoshi Moroe	Managing Director	4/1968	Joined the Company
(Sept. 28, 1944)	(Group Executive of General	7/1996	Deputy Group of Executive of Human Resource
	Affairs HQ)	3/1999	Director
	(Group Executive of Information &	4/1999	Group Executive of General Affairs HQ*
	Communications Systems HQ)	10/2000	Group Executive of Information & Communications Systems HQ*
		3/2003	Managing Director*

Kunio Watanabe	Managing Director	4/1969	Joined the Company
(Oct. 3, 1944)	(Group Executive of Corporate	4/1995	Group Executive of Corporate Strategy & Development HQ*
	Strategy & Strategy & Development HQ)	3/1999	Director
		3/2003	Managing Director*

Ikuo Soma	Managing Director	4/1970	Joined the Company
(Aug. 4, 1946)	(Chief Executive of Office	1/1997	Group Executive of Office Imaging Products Group 1
	Imaging Products HQ)	3/1999	Director
		4/1999	Chief Executive of Office Imaging Products HQ*/
Group Executive of Office Imaging Products Group 2
		3/2003	Managing Director*

Teruomi Takahashi	Director	9/1971	Joined the Company
(June 10, 1943)	(Chief Executive of I-Printer	4/1996	Deputy Chief Executive of Chemical Products HQ
	Products HQ)	3/1999	Director*
		4/1999	Chief Executive of Chemical Products HQ
		2/2001	Chief Executive of BJ products HQ
		4/2001	Chief Executive of I-Printer Products HQ*

Hironori Yamamoto	Director	4/1969	Joined the Company
(Dec. 23, 1943)	(Group Executive of Core Technology	1/1998	Deputy Group Executive of Production Management HQ
	Development HQ)	3/1999	Director*
	(Group Executive of Display	7/1999	Group Executive of Core Technology Development
	Development HQ)		HQ*/Deputy Group Executive of Display Development HQ
		4/2001	Group Executive of Display Development HQ*

Yoroku Adachi	Director	4/1970	Joined the Company
(Jan. 11, 1948)		3/2001	President of Canon (China) Co., Ltd.*

Yasuo Mitsuhashi	Director	4/1974	Joined the Company
(Nov. 23, 1949)	(Chief Executive of Chemical	2/2001	Chief Executive of Chemical Products HQ*
	Products HQ)	3/2001	Director*

Katsuichi Shimizu	Director	4/1970	Joined the Company
(Nov. 13, 1946)	(Deputy Chief Executive of Office	4/2001	Deputy Chief Executive of Office Imaging Products*
	Imaging Products HQ)	3/2003	Director*

Ryoichi Bamba	Director	4/1972	Joined the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Tomonori Iwashita	Director	4/1972	Joined the Company
(Jan. 28, 1949)	(Group Executive of Photo Products	4/1999	Senior General Manager of Camera Development Center
	Group)	1/2001	Group Executive of Photo Products Group*
		3/2003	Director*

Toshio Honma	Director	4/1972	Joined the Company
(Mar. 10, 1949)	(Deputy Chief Executive of I-Printer	4/2001	Deputy Chief Executive of I-Printer Products HQ*
	Products HQ)	3/2003	Director*

Shigeru Imaiida	Director	4/1972	Joined the Company
(Sep. 16, 1948)	(Senior General Manager of Production	8/1999	Senior General Manager of Production Engineering Center*
	Engineering Center)	3/2003	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)

Kohtaro Miyagi	Corporate Auditor	4/1964	Joined the Company
(June 17, 1940)		3/1991	President of Canon Australia Pty. Ltd.
		3/1995	Director
		4/1995	President of Canon Singapore Pte. Ltd.
		3/2001	Corporate Auditor*

Masaharu Aono	Corporate Auditor	4/1963	Joined the Company
(Nov. 5, 1940)		3/1995	Senior Managing Director of Canon Chemicals Inc.
		3/2001	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Training Institution
		3/1994	Corporate Auditor, the Company*

Tetsuo Yoshizawa	Corporate Auditor	4/1968	Joined Dai-Ichi Mutual Life Insurance Co.
(Sept. 5, 1945)		4/1991	General Manager of Investment Planning Division
		4/1992	General Manager Osaka of General Corporate Group III
		4/1995	General Manager of Financing Corporate Division
		3/1998	Corporate Auditor, the Company*

Term

     All directors and corporate auditors are elected by the general meeting of shareholders.

     For the purpose of building a management structure capable of responding rapidly to changes in the business environment, the Company has shorten the term of office of Directors from two years to one year, provided in Article 16. The current term of all Directors expires in March 2004.

     In pursuant to “The Law to Revise Part of the Commercial Code and the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation”, effective as of May 1, 2002, the Company has extended the term of office of corporate auditors from three years to four years. For those corporate auditor newly elected in the general meeting of shareholders in March 2003, the current term expires in March 2007. For those corporate auditors who were already in office before March 2003, the current term expires in March 2004. Pursuant to Article 7 of the supplementary provisions of the abovementioned law, the term of office of corporate auditors who are already in office before March 28, 2003, shall remain to be three years.

     Board members and corporate auditors may serve any number of consecutive terms.

     There is no arrangement or understanding between any Director or Corporate Auditor and any major shareholder, customer, supplier or other material stakeholders in connection with such Director’s or corporate auditor’s selection.

Board of Directors and Corporate Auditors

     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than four corporate auditors. Currently the number of board members is 24, and the number of corporate auditors is four. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

     The board of directors has ultimate responsibility for the administration of the Company’s affairs. By resolution, the board of directors designates, from among its members, representative directors, who have authority individually to represent the Company generally in the conduct of its affairs.

     Under the Commercial Code of Japan, board members must refrain from engaging in any business competing with the Company unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.

     The Commercial Code requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change or abolish material corporate organizations such as a branch office.

     The corporate auditors are not required to be and are not certified public accountants. At least one of the corporate auditors must be a person who has not been a board member or employee of the Company or any of its subsidiaries during the five-year period prior to election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least half of corporate auditors must be persons who have not been either board members or employees of the Company or any of its subsidiaries. A corporate auditor may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The corporate auditors have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

     The corporate auditors constitute the board of corporate auditors. Under “The Law to Revise Part of the Commercial Code and the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation”, the board of corporate auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the auditor report if a corporate auditor’s opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by corporate auditors of the Company’s affairs and financial position and other matters concerning the performance of the corporate auditors’ duties. The Company does not have an audit committee.

     The amount of remuneration payable to the Company’s board members as a group and that of the Company’s corporate auditors as a group in respect of a fiscal year is subject to approval by a general meeting of shareholders. Within those authorized amounts, the compensation for each board member and corporate auditor is determined by the board of directors and a consultation of the corporate auditors, respectively. The Company does not have a remuneration committee.

     B.   Compensation

(a)	In the fiscal year ended December 31, 2002, the Company paid approximately Yen 1,221 million, in total to Directors and Corporate Auditors. This amount includes bonuses but excludes retirement allowances.

(b)	Directors and Corporate Auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, Directors and Corporate Auditors receive lump-sum retirement benefits, subject to shareholder approval. Canon did not pay any retirement benefits during the fiscal year ended December 31, 2002.

     The Company does not have a stock option plan for Directors, Corporate Auditors or any other employees.

     C.   Board practices

     See Item 6A “Directors and senior management” and Item 6B “ Compensation”.

     D.   Employees

     Following table lists the number of Canon’s full-time employees as of December 31, 2002, 2001 and 2000.

	Total	Japan	Americas	Europe	Others

December 31, 2002
Business machines	67,782	28,814	7,856	10,186	20,926
Cameras	13,746	4,360	1,140	1,103	7,143
Optical and other products	11,552	7,038	1,021	441	3,052
Corporate	4,722	4,231	134	159	198

Total	97,802	44,443	10,151	11,889	31,319

December 31, 2001
Business machines	65,244	28,944	10,012	11,288	15,000
Cameras	12,562	4,314	412	1,154	6,682
Optical and other products	10,653	6,893	351	305	3,104
Corporate	5,161	4,658	133	128	242

Total	93,620	44,809	10,908	12,875	25,028

December 31, 2000
Business machines	58,697	25,788	9,328	10,644	12,937
Cameras	12,708	3,706	746	892	7,364
Optical and other products	11,068	7,783	1,351	875	1,059
Corporate	4,200	3,800	145	106	149

Total	86,673	41,077	11,570	12,517	21,509

     There was an increase of approximately 4,000 employees as of the end of fiscal 2002 compared to the end of fiscal 2001. This increase is mainly due to the increases in the Asian region, to accommodate increasing production.

     Canon had approximately 22,400 temporary employees as of December 31, 2002. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

     The Company and its subsidiaries has its own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor unions is good.

     E.   Share ownership

     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2003. The total is 231,746 shares constituting 0.03% of all outstanding shares.

Name	Position	Number of shares

Fujio Mitarai	President & C.E.O	56,828
Ichiro Endo	Senior Managing Director	16,678
Yukio Yamashita	Senior Managing Director	10,120
Toshizo Tanaka	Senior Managing Director	10,668
Takashi Saito	Managing Director	21,664
Yusuke Emura	Managing Director	10,733
Kinya Uchida	Managing Director	13,595
Akira Tajima	Managing Director	11,555
Nobuyoshi Tanaka	Managing Director	9,555
Tsuneji Uchida	Managing Director	4,200
Junji Ichikawa	Managing Director	7,931
Hajime Tsuruoka	Managing Director	4,495
Teruomi Takahashi	Director	5,931
Hironori Yamamoto	Director	2,000
Akiyoshi Moroe	Director	8,855
Kunio Watanabe	Director	5,435
Ikuo Soma	Director	2,300
Yoroku Adachi	Director	3,495
Yasuo Mitsuhashi	Director	2,485
Katsuichi Shimizu	Director	2,025
Ryoichi Bamba	Director	1,000
Tomonori Iwashita	Director	2,000
Toshio Honma	Director	4,495
Shigeru Imaiida	Director	1,535
Kohtaro Miyagi	Corporate Auditor	6,495
Masaharu Aono	Corporate Auditor	3,673
Tetsuo Yoshizawa	Corporate Auditor	2,000

	Total	231,746

Item 7.   Major Shareholders and Related Party Transactions

     A.   Major shareholders

     The table below shows the number of The Company’s shares held by the top ten holders of the Company’s shares and their percentage ownership as of December 31, 2002:

Name of major shareholder	Shares owned	Percentage

	(In thousands)
The Dai-Ichi Mutual Life Insurance Co	59,090	6.7%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,428	5.5%
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,034	5.2%
State Street Bank and Trust Company	39,905	4.6%
Mizuho Corporate Bank, Ltd.	32,784	3.8%
Euroclear Bank SA/NV	30,791	3.5%
The Chase Manhattan Bank, N.A. London	28,838	3.3%
Boston Safe Deposit BSTD Treaty Clients Omnibus	24,270	2.8%
Moxley & Co.	23,783	2.7%
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	23,373	2.7%

     The Dai-Ichi Mutual Life Insurance Co.’s percentage ownership was 7.5% and 8.3% as of December 31, 2001 and 2000, respectively. This change was due to a sell-down by the Dai-Ichi Mutual Life Insurance Co.

     Canon’s major shareholders do not have different voting rights from other shareholders.

     As of December 31, 2002, 16.5% of the outstanding shares were held of record by 226 residents of the United States of America.

     The Company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.

     B.   Related party transactions

     Since the beginning of Canon’s last full fiscal year, Canon has not transacted with, nor does Canon currently plan to transact with a related party (other than certain transactions with subsidiaries of the Company). For purposes of this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Canon; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Canon that gives them significant influence over Canon, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Canon, including directors and senior management of companies and close member of such individual’s families; (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Canon and enterprises that have a member of key management in common with Canon. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with Canon. An associate is an unconsolidated enterprise in which Canon has a significant influence or which has significant influence over Canon. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on Canon.

     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2002.

     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 19 affiliates in which is accounted for by the equity method.. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

     C.   Interests of experts and counsel

     Not Applicable.

Item 8.   Financial Information

     A.   Consolidated statements and other financial information

Consolidated statements

     This Annual Report contains consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ending December 31, 2002 prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with accounting principles generally accepted in the United States of America by KPMG, independent auditors, and accompanied by an audit report covering each of the periods.

     Refer to Item 17, Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal proceedings

     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to us or our subsidiaries, would individually or in the aggregate have a material adverse effect on us or our operations.

     •   On December 17, 2002, the European Commission instituted an investigation on the printer and supply market. Canon received a questionnaire in connection with the investigation on the printer and supply market on January 3, 2003 and Canon has submitted its response.
     •   On January, 2003, The Dusseldorf District Court in Germany issued a ruling in Canon’s favor in a patent infringement action filed by us against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan”). Pelikan has appealed the decision.

Dividend policy

     Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March each year. Record holders of the Company’s American Depositary Receipts (ADRs) on the dividends record date are entitled to receive payment in full of the declared dividend. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.

     Canon intends to continue providing stable returns of profits to shareholders, while retaining sufficient internal funds to expand its business and make the investments necessary to improve its income. However there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on Canon’s earnings, financial condition, future earnings prospects and other factors.

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

	TSE				TOPIX				Nikkei Stock Average
Period	(Canon Inc.)				(Reference data)				(Reference data)

	(Japanese yen)				(Points)				(Japanese yen)
	High		Low		High		Low		High		Low

1998 Year	Yen	3,400	Yen	1,930	Yen	1,300.30	Yen	980.11	Yen	17,264.34	Yen	12,879.97
1999 Year		4,200		2,170		1,722.20		1,048.33		18,934.34		13,232.74
2000 Year		5,620		3,400		1,754.78		1,255.16		20,833.21		13,423.21
2001 1(st) quarter		5,190		3,720		1,337.63		1,161.97		14,032.42		11,819.70
2(nd) quarter		5,330		4,490		1,440.97		1,254.19		14,529.41		12,574.26
3(rd) quarter		5,030		3,150		1,293.42		990.80		12,817.41		9,504.41
4(th) quarter		4,630		3,210		1,107.83		988.98		11,064.30		9,924.23
2001 Year		5,330		3,150		1,440.97		988.98		14,529.41		9,504.41
2002 1(st) quarter		5,010		4,050		1,125.43		922.51		11,919.30		9,420.85
2(nd) quarter		5,250		4,220		1,139.43		984.28		11,979.85		10,074.56
3(rd) quarter		4,590		3,660		1,050.14		886.39		10,960.25		9,075.09
4(th) quarter		4,850		3,620		903.37		815.74		9,215.56		8,303.39
2002 Year		5,250		3,620		1,139.43		815.74		11,979.85		8,303.39

	TSE				TOPIX				Nikkei Stock Average
Period	(Canon Inc.)				(Reference data)				(Reference data)

	(Japanese yen)				(Points)				(Japanese yen)
	High		Low		High		Low		High		Low

2002 July	Yen	4,590	Yen	3,660	Yen	1,050.14	Yen	943.07	Yen	10,960.25	Yen	9,591.03
August		4,490		3,860		981.22		937.67		10,067.74		9,501.02
September		4,330		3,750		943.16		886.39		9,669.62		9,075.09
October		4,540		3,620		903.37		835.61		9,162.26		8,439.62
November		4,810		4,420		892.71		817.09		9,215.56		8,303.39
December		4,850		4,200		890.76		815.74		9,205.11		8,344.01
2003 January		4,730		4,060		865.43		821.18		8,790.92		8,316.81
February		4,390		4,130		861.70		818.38		8,771.89		8,356.81
March		4,530		3,910		831.43		770.62		8,490.40		7,862.43
April		4,820		4,050		810.58		773.10		8,249.98		7,607.88
May		5,070		4,590		837.70		799.31		8,424.51		7,863.29

Trading in foreign markets

     The Company’s ADRs are listed on the New York Stock Exchange (NYSE) and the Company’s Global Bearer Certificates (GBCs) are listed on the Frankfurt Stock Exchange.

     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of our 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represent one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) since 1972 under the symbol CANNY to September 13, 2000.

     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NASDAQ and NYSE.

	NASDAQ		NYSE
Period	(Canon Inc.)		(Canon Inc.)

	(U.S. dollars)
	High	Low	High	Low

1998 Year	$24.963	$17.000
1999 Year	40.938	19.250
2000 Year	51.750	33.500	$46.938	$31.000
2001 1(st) quarter			40.550	31.500
2(nd) quarter			42.900	35.820
3(rd) quarter			40.580	26.480
4(th) quarter			36.070	28.700
2001 Year			42.900	26.480
2002 1(st) quarter			38.400	30.750
2(nd) quarter			40.400	35.550
3(rd) quarter			38.400	31.850
4(th) quarter			39.500	30.150
2002 Year			38.400	30.150

	NASDAQ		NYSE
Period	(Canon Inc.)		(Canon Inc.)

	(U.S. dollars)
	High	Low	High	Low

2002 July			$38.400	$31.850
August			36.700	32.620
September			35.000	31.870
October			36.760	30.150
November			39.500	36.860
December			38.840	35.900
2003 January			39.130	35.050
February			36.430	34.780
March			36.860	33.730
April			40.110	34.480
May			43.000	39.480

     The depositary and agent of the ADRs is Morgan Guaranty Trust Company of New York, located at 60 Wall Street, New York, N.Y. 10260-0060.

     Co-ownership shares in a GBCs are listed on the Frankfurt Stock Exchange.

     B.   Plan of distribution

                  Not applicable.

     C.   Markets

                  See Item 9A “Offer and Listing Details”.

Item 10.   Additional Information

     A.   Share capital

                  Not applicable.

     B.   Memorandum and articles of association

Objects and Purposes in Canon Inc. (the “Company”)’s Articles of Incorporation

     Objects of the Company provided in Article 2 of the Company’s Articles of Incorporation shall be to engage in the following business:

(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(9)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(10)	Sale, purchase and leasing of real properties and contracting for architectural works.

(11)	Manpower providing business, property leasing business and travel business.

(12)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(13)	Any and all business relative to each of the preceding items.

Provisions Regarding Directors

     There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Commercial Code of Japan, a director is required to refrain from voting on such matters at meetings of the board of directors.

     The Commercial Code provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s president.

     The Commercial Code provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. The Company’s Regulations of the Board of Directors have adopted this policy.

     There is no mandatory retirement age for the Company’s Directors under the Commercial Code or its Articles of Incorporation.

     There is no requirement concerning the number of shares an individual must hold in order to qualify him as a Director of the Company under the Commercial Code or its Articles of Incorporation.

Holding of Shares by Foreign Investors

     Other than the Japanese unit share system that is described in “Rights of Shareholders — Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or its Articles of Incorporation or its other constituent documents.

Rights of Shareholders

     Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

     The Company’s authorized share capital is 2,000,000,000 shares, of which 879,136,244 shares were issued and outstanding as of December 31, 2002. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with its Regulations for Handling of Shares.

     A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on the Company’s register of shareholders. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on its register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

     The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Dividends

     Under the Company’s Articles of Incorporation, its financial accounts will be closed on December 31 of each year and dividends, if any, will be distributed to shareholders (or pledgees) written or recorded in the register of shareholders as of the close of business on that date following approval at its ordinary general meeting of shareholders. In addition, by resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders (or pledgees) written or recorded in the register of shareholders as of June 30 each year. Dividends will be distributed in cash.

     The Commercial Code provides that, until the aggregate amount of the Company’s legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it may not make any distribution of profits by way of annual cash dividends or interim dividends unless it sets aside in its legal reserve an amount equal to at least one-tenth of any amount that it pays out as an appropriation of retained earnings, including any payment by way of annual or interim dividends and bonuses to directors and corporate auditors. The Commercial Code will permit the Company to distribute profits by way of dividends out of the excess of the net assets, on a non-consolidated basis, over the aggregate of:

(1)	the stated capital;

(2)	the additional paid-in capital;

(3)	the accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividends concerned an proposed payment by way of appropriation of retained earnings; and

(5)	other matters specified in the Implementation Ordinance of the Commercial Code.

     In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect (i) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (ii) any subsequent transfer of retained earning to stated capital, (iii) if it has been authorized, pursuant to a resolution of a general meeting of shareholders, to purchase shares (see “Repurchase by the Company of Shares” below) the total amount of the purchase price of such share so authorized by such resolution that may be paid by the Company and (iv) other matters specified in the Implementation Ordinance of the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (5) above.

Stock Splits

     The Commercial Code permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share. Under the Commercial Code, when the Company issues new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although it may account for an amount not exceeding one-half of the issue price as additional capital. By resolution of the Company’s Board of Directors, it may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

     Under the Commercial Code, by resolution of the Company’s Board of Directors, it may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting.

     For example, if each share became three shares by way of a stock split, the Company may increase the authorized shares from the current 2,000,000,000 shares to 6,000,000,000 shares.

Japanese Unit Share System

     The Company’s Articles of Incorporation provide that 1,000 shares of common stock constitute one “unit”. The Commercial Code of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

Transferability of Shares Representing Less than One Unit.

     The Company may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.

     A holder of shares representing less than one unit may at any time require the Company to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to its Regulations for Handling of Shares. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.

     The Articles of Incorporation of the Company provide that a holder of shares representing less than one unit may require the Company to sell its shares to such holder so that the holder can raise its fractional ownership to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to its Regulations for Handling of Shares.

Voting Rights of a Holder of Shares Representing Less than One Unit.

     A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

     A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require the Company to issue share certificates for those shares.

     However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, company split or merger,

•	to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,

•	to participate in any distribution of surplus assets upon liquidation,

•	to institute a representative action by shareholders, and

•	to demand that a director suspend illegal and certain other acts.

Ordinary General Meeting of Shareholders

     The Company normally holds its ordinary general meeting of shareholders in March of each year in Ohta-ku, Tokyo or in a neighbouring area. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s Regulations for Handling of Shares, at least two weeks prior to the date of the meeting.

Voting Rights

     A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

     Pursuant to the Commercial Code and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in “Stock Splits” and “Japanese Unit Share System” above),

•	the removal of a director or corporate auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favourable” price, bonds or debentures with warrants to subscribe for new shares with “specially favourable” conditions or warrants to subscribe for new shares with “specially favourable” conditions to persons other than shareholders, and

•	release of part of directors’ or corporate auditors’ liabilities to their corporation.

At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

     Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when it issues new shares. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

     The Company may issue warrants to subscribe for new shares (hereinafter referred to as “subscription warrants”) as warrants on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when it issues subscription warrants. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of subscription warrants. In the case of an issue of subscription warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the subscription rights if such subscription warrants are issued without consideration).

     Rights to subscribe for new shares, subscription warrants or rights to subscribe for subscription warrants, may be transferable or nontransferable by the board of directors and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights for subscription warrants.

Liquidation Rights

     In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

     All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

     Mizuho Trust & Banking Co., Ltd. is the transfer agent for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

     The close of business on December 31 is the record date for the Company’s year-end dividends, if paid. June 30 is the record date for interim dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of December 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on December 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

     The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by the Company of Shares

     Under the Commercial Code, the Company may acquire its shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders meeting. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings and any transfer of retained earnings to stated capital.

     In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of at least one-third of the outstanding shares having voting rights must be present.

     In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

     C.   Material contracts

All contracts entered into by us during the two years preceding the date of this annual report were entered into in the ordinary course of business.

     D.   Exchange controls

(a) Information with respect to Japanese exchange regulations affecting the Company’s security holders is as follows:

The Foreign Exchange and Foreign Trade Law of Japan, as amended and effective from April 1, 1998, and the cabinet orders and ministerial ordinances there under (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities (including bonds and bonds with rights for subscription of new shares) by the Company and the acquisition and holding of such securities by “non-residents of Japan” and by “foreign investors” as hereinafter defined.

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, while branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the shares are held by (i) and / or (ii) above and (iv) corporations in respect of which (a) a majority of the officers are non-resident individuals or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

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

Acquisition of Shares:

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan (“listed shares”) by a non-resident of Japan from a resident of Japan is not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance by such resident.

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

Acquisition of Shares upon Exercise of Rights for Subscription of New Shares:

The acquisition by a non-resident of Japan of shares upon exercise of his rights for subscription of new shares is exempted from the notification and reporting requirements described under “Acquisition of Shares” above.

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

(b) Reporting of Substantial Shareholdings:

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of over-the-counter shares) the Japan Securities Dealers Association. For this purpose, shares issuable exercise of rights for subscription of new shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

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

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Canon shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding Canon shares or ADSs as part of a hedge, straddle or conversion transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons holding Canon shares or ADSs that own or are deemed to own more than ten percent of any class of Canon stock; or
•	persons who acquired Canon shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     The discussion below applies to you only if you are a beneficial owner of Canon shares or ADSs and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

     Dividends paid in Japanese yen will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

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

Passive Foreign Investment Company Rules

     Canon believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25 percent owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any other taxable year. If Canon were treated as a PFIC for any taxable year during which you held Canon shares or ADSs, certain adverse consequences could apply to you.

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

Equity price risk

     Canon holds marketable securities included in current assets for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and investments for trading purposes.

     Maturities and fair values of such marketable securities and marketable investments were as follows at December 31, 2002 and 2001.

	2002				2001

	Cost		Fair value		Cost		Fair value

	(Millions of yen)
Due within one year	Yen	6,068	Yen	6,190	Yen	3,824	Yen	3,883
Due after one year through five years		545		608		2,074		2,387
Due after five years		7,276		7,051		5,516		5,550
Equity securities		6,457		8,076		7,438		12,363

Total	Yen	20,346	Yen	21,925	Yen	18,852	Yen	24,183

Foreign exchange rates and interest rates risk

     Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. The Company and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified among a number of major financial institutions.

     The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rate. To manage foreign exchange exposure from sales in foreign currencies such as U.S. dollars and Euro, Canon enters into foreign exchange contracts, which it uses to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales, which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2002 together with the related weighted average contractual exchange rates at December 31, 2002. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2003.

	As of December 31, 2002

Forwards to sell foreign currencies	U.S.$/Yen		Euro/Yen		Others		Total

	(Millions of yen except average contractual rates)
Contract amounts	Yen	227,757	Yen	138,443	Yen	21,945	Yen	388,145
Estimated fair value		4,388		(3,124)		226		1,490
Average contractual rates		122.48		122.15		—		—

	As of December 31, 2001

Forwards to sell foreign currencies	U.S.$/Yen		Euro/Yen		Others		Total

	(Millions of yen except average contractual rates)
Contract amounts	Yen	117,579	Yen	115,405	Yen	17,904	Yen	250,888
Estimated fair value		(7,414)		(5,384)		(701)		(13,499)
Average contractual rates		120.98		109.35		—		—

     Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. Interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

     The information about Canon’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates are shown below. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2002 together with the related weighted average contractual interest rates at December 31, 2002.

Long-term debt (including due within one year)

				Expected maturity date
	Average
	interest															Estimated
	rates*	Total		2003		2004		2005		2006		2007		Thereafter		fair value

		(Millions of yen except interest rate data)
Year ended December 31, 2002:
Japanese yen notes	2.31%	Yen	55,000	Yen	10,000	Yen	20,000	Yen	5,000		—	Yen	10,000	Yen	10,000	Yen	58,043
Japanese yen convertible debentures	1.26		15,031		—		—		5,149		—		—		9,882		44,445
Loans, principally from banks	2.09		30,324		9,006		10,944		6,325	Yen	1,217		262		2,570		30,086

Total	—	Yen	100,355	Yen	19,006	Yen	30,944	Yen	16,474	Yen	1,217	Yen	10,262	Yen	22,452	Yen	132,574

				Expected maturity date
	Average
	interest															Estimated
	rates*	Total		2002		2003		2004		2005		2006		Thereafter		fair value

		(Millions of yen except interest rate data)
Year ended December 31, 2001:
Japanese yen notes	2.26%	Yen	92,479	Yen	37,559	Yen	9,920	Yen	20,000	Yen	5,000		—	Yen	20,000	Yen	96,436
Japanese yen convertible debentures	1.21		18,945		3,825		—		—		5,172		—		9,948		57,020
Loans, principally from banks	3.93		37,850		16,189		10,546		5,202		1,570	Yen	433		3,910		36,121

Total	—	Yen	149,274	Yen	57,573	Yen	20,466	Yen	25,202	Yen	11,742	Yen	433	Yen	33,858	Yen	189,577

Note:  All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

Interest rate swaps

Year ended December 31, 2002:

						Expected maturity date
Notional		Average
principal		receive	Average												Estimated
amount		rate	pay rate	Total		2003		2004		2005		2006	2007	Thereafter	fair value

(Millions)		(Millions of yen except notional principal amount and percentage data)
Yen	180	1.48%	1.39%	Yen	180	Yen	180		—		—	—	—	—	Yen	1
U.S.$	467	1.38	3.75		56,019		6,278	Yen	19,504	Yen	30,237	—	—	—		(1,136)
Euro	10	3.37	4.09		1,251		1,251		—		—	—	—	—		(13)

Year ended December 31, 2001:

						Expected maturity date
Notional		Average
principal		receive	Average												Estimated
amount		rate	pay rate	Total		2002		2003		2004		2005	2006	Thereafter	fair value

(Millions)		(Millions of yen except notional principal amount and percentage data)
Yen	20,000	2.60%	-0.03%	Yen	20,000	Yen	20,000		—		—	—	—	—	Yen	575
U.S.$	476	1.98	5.34		62,811		9,123	Yen	19,250	Yen	34,438	—	—	—		(1,463)

     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

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

     Canon has entered into certain foreign exchange contracts, which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were Yen 362,276 million and Yen 202,932 million at December 31, 2002 and 2001.

     Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were Yen 57,270 million and Yen 62,788 million at December 31, 2002 and 2001. Canon recognized net losses related to those interest rate swaps in the amount of Yen 1,738 million and Yen 2,521 million for the years ended December 31, 2002 and 2001 and classified such amount in other income (deductions).

Item 12.   Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

     As a result of amendments to the Japanese Commercial Code which became effective on October 1, 1982 (the “1982 Amendments”), the Deposit Agreement dated May 1, 1969, which constituted the American Depositary Receipts for 10,000,000 ADSs, each ADS representing five shares, was amended and restated as of October 1, 1982 (the “amended Deposit Agreement”).

     Under the 1982 Amendments, the Company was required to adopt a “unit” of Shares (“tan-i-kabu”). At its annual meeting of shareholders held on March 30, 1982, the Company adopted 1,000 Shares as one unit, effective from October 1, 1982.

     Recent amendments to the Japanese Commercial Code abolished the unit share System called “tan-i-kabu” as of October 1, 2001, and introduced a new unit share system called “tangen-kabu” (together with the 1982 Amendments, the “Amendments”). Pursuant to these legal changes, the Company is deemed to have amended its Articles of Incorporation in October 2001, so that 1,000 Shares constitute one new unit. The Commercial Code permits the Board of Directors to reduce the number of Shares that will constitute a new unit or abolish the new unit share system entirety by amending the Company’s Articles of Incorporation without approval by shareholders. The number of Shares constituting a new unit may not exceed 1,000 Shares or one-two hundredths (1/200) of the number of all issued Shares.

     Under the unit share system, shareholders have one voting right for each unit of Shares they hold. Shares not constituting a full unit will carry all shareholders’ rights except for those relating to voting rights.

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

     As a result of the Amendments, the depositary under the Deposit Agreement may be unable to deliver share certificates with respect to those shares otherwise deliverable upon the surrender of ADRs which do not constitute one or more complete units. In such case, the amended Deposit Agreement provides that the depositary will promptly advise the holder of the amount of such shares, deliver to the holder a new ADR evidencing such shares, and notify the holder of the additional amount of ADRs which the holder must surrender in order for the depositary to effect delivery of share certificates for all of shares represented by the holder’s ADSs.

     Effective from March 16, 1998, the Company changed the ratio of ADSs to shares from five shares to one share. In this regard, four additional ADSs for each ADS held were distributed to holders of ADS. Existing ADRs remain valid and do not need to be exchanged for new ones.

Item 15.   Controls and Procedures

(a)   Evaluation of disclosure controls and procedures.

     Canon’s chief executive officer and chief financial officer, after evaluating the effectiveness of its “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days of the filing date of this Annual Report, have concluded that as of the Evaluation Date, Canon’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Canon and its consolidated subsidiaries would be made known to them by others within those entities.

(b)   Changes in internal controls.

     There were no significant changes in Canon’s internal controls or in other factors that could significantly affect its internal controls subsequent to the Evaluation Date.

Item 16A.   Audit Committee Financial Expert

Not applicable to this annual report, which covers a fiscal year ending prior to July 15, 2003.

Item 16B.   Code of Ethics

Not applicable to this annual report, which covers a fiscal year ending prior to July 15, 2003.

PART III

Item 17.   Financial Statements

Consolidated financial statement of Canon Inc. and Subsidiaries:	Page number

Independent Auditors’ Report	45
Consolidated Balance Sheets as of December 31, 2002 and 2001	46
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	47
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000	48
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	49
Notes to Consolidated Financial Statements	50
Schedule:
Independent Auditors’ Report on Schedule	45
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000	68
All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Financial statements of non-consolidated subsidiaries and affiliates, 20% to 50% owned, are omitted because they were not significant as of or for the year ended December 31, 2002.

Independent Auditors’ Report

The Board of Directors and Stockholders
Canon Inc.:

We have audited the consolidated financial statements (expressed in yen) of Canon Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ KPMG
Tokyo, Japan
January 28, 2003

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001

	Millions of yen

	2002		2001

Assets

Current assets:
Cash and cash equivalents (note 8)	Yen	521,271	506,234
Marketable securities (note 3)		7,255	4,772
Trade receivables (notes 4 and 8)		498,587	456,635
Inventories (notes 5 and 8)		432,251	448,300
Prepaid expenses and other current assets (note 11)		245,610	214,353

Total current assets		1,704,974	1,630,294
Noncurrent receivables (note 18)		20,568	21,125
Investments (note 3)		64,037	66,168
Net property, plant and equipment (notes 6 and 8)		830,304	821,125
Other assets (notes 7, 10 and 11)		322,823	306,044

Total assets	Yen	2,942,706	2,844,756

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term loans (note 8)	Yen	66,754	200,104
Trade payables (note 9)		408,464	354,446
Income taxes (note 11)		80,169	65,324
Accrued expenses (note 18)		154,621	157,335
Other current liabilities (note 11)		91,832	76,974

Total current liabilities		801,840	854,183
Long-term debt, excluding current installments (note 8)		81,349	95,526
Accrued pension and severance cost (note 10)		285,129	237,537
Other noncurrent liabilities (note 11)		26,193	17,645

Total liabilities		1,194,511	1,204,891

Minority interests		156,245	181,389

Stockholders’ equity:
Common stock
Authorized 2,000,000,000 shares;
issued 879,136,244 shares in 2002 and 876,282,332 shares in 2001 (notes 8 and 12)		167,242	165,287
Additional paid-in capital (notes 8 and 12)		394,088	392,456
Legal reserve (note 13)		38,803	38,330
Retained earnings (notes 11 and 13)		1,164,445	997,848
Accumulated other comprehensive income (loss) (notes 3, 10, 11, 15 and 17)		(166,467)	(135,168)
Treasury stock, at cost, 1,373,557 shares in 2002 and 69,889 shares in 2001		(6,161)	(277)

Total stockholders’ equity		1,591,950	1,458,476

Commitments and contingent liabilities (note 18)

Total liabilities and stockholders’ equity	Yen	2,942,706	2,844,756

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2002, 2001 and 2000

	Millions of yen

	2002		2001	2000

Net sales	Yen	2,940,128	2,907,573	2,696,420
Cost of sales		1,540,097	1,626,959	1,577,461

Gross profit		1,400,031	1,280,614	1,118,959
Selling, general and administrative expenses		1,053,672	998,775	884,828

Operating profit		346,359	281,839	234,131
Other income (deductions):
Interest and dividend income		9,198	9,571	11,428
Interest expense		(6,788)	(10,712)	(15,018)
Other, net		(18,752)	868	(3,345)

		(16,342)	(273)	(6,935)

Income before income taxes and minority interests		330,017	281,566	227,196
Income taxes (note 11)		134,703	115,154	87,197

Income before minority interests		195,314	166,412	139,999
Minority interests		4,577	2,543	5,911

Income before cumulative effect of change in accounting principle		190,737	163,869	134,088
Cumulative effect of change in accounting principle, net of tax (note 1(r))		—	3,692	—

Net income	Yen	190,737	167,561	134,088

	Yen

Earnings per share (notes 1(t) and 16):
Basic:
Income before cumulative effect of change in accounting principle	Yen	217.56	187.07	153.66
Cumulative effect of change in accounting principle		—	4.22	—

Net income	Yen	217.56	191.29	153.66

Diluted:
Income before cumulative effect of change in accounting principle	Yen	214.80	184.55	151.51
Cumulative effect of change in accounting principle		—	4.15	—

Net income	Yen	214.80	188.70	151.51

Dividends per common share (note 13)	Yen	30.00	25.00	21.00

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2002, 2001 and 2000

	Millions of yen

	2002		2001	2000

Common stock:
Balance at beginning of year	Yen	165,287	164,796	163,969
Conversion of convertible debt (notes 12 and 14)		1,955	491	668
Share issued for acquisition of minority interest (notes 12 and 14)		—	—	159

Balance at end of year		167,242	165,287	164,796

Additional paid-in capital:
Balance at beginning of year		392,456	391,939	376,848
Conversion of convertible debt and other (notes 12 and 14)		1,953	517	661
Share issued for acquisition of minority interest (notes 12 and 14)		1,052	—	14,430
Capital transactions by consolidated subsidiaries		(1,373)	—	—

Balance at end of year		394,088	392,456	391,939

Legal reserve:
Balance at beginning of year		38,330	35,584	33,518
Transfers from retained earnings (note 13)		477	2,746	2,066
Other		(4)	—	—

Balance at end of year		38,803	38,330	35,584

Retained earnings:
Balance at beginning of year		997,848	853,177	735,975
Net income for the year		190,737	167,561	134,088
Cash dividends (note 13)		(23,663)	(20,144)	(14,820)
Transfers to legal reserve (note 13)		(477)	(2,746)	(2,066)

Balance at end of year		1,164,445	997,848	853,177

Accumulated other comprehensive income (loss) (notes 3, 10, 11, 15 and 17):
Balance at beginning of year		(135,168)	(146,582)	(108,307)
Other comprehensive income (loss) for the year, net of tax		(31,299)	11,414	(38,275)

Balance at end of year		(166,467)	(135,168)	(146,582)

Treasury stock:
Balance at beginning of year		(277)	—	—
Purchase		(5,884)	(277)	—

Balance at end of year		(6,161)	(277)	—

Total stockholders’ equity	Yen	1,591,950	1,458,476	1,298,914

Disclosure of comprehensive income:
Net income for the year	Yen	190,737	167,561	134,088
Other comprehensive income (loss) for the year, net of tax (note 15)		(31,299)	11,414	(38,275)

Total comprehensive income for the year	Yen	159,438	178,975	95,813

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000

	Millions of yen

	2002		2001	2000

Net income	Yen	190,737	167,561	134,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		165,260	152,300	146,477
Loss on disposal of property, plant and equipment		13,137	20,323	14,080
Gain on securities contributed to retirement benefit trust (notes 3 and 10)		—	(15,536)	—
Deferred income taxes		(1,788)	2,172	(10,280)
Decrease (increase) in trade receivables		(47,077)	47,844	(52,751)
Decrease (increase) in inventories		14,029	73,858	(27,884)
Increase (decrease) in trade payables		64,040	(161,157)	100,588
Increase in income taxes		14,935	10,561	6,917
Increase in accrued expenses		12,901	2,177	21,343
Other, net		22,776	5,649	14,038

Net cash provided by operating activities		448,950	305,752	346,616

Cash flows from investing activities:
Capital expenditure		(198,702)	(207,674)	(170,986)
Proceeds from sale of property, plant and equipment		11,971	10,224	5,752
Payment for purchase of available-for-sale securities		(2,751)	(9,225)	(3,082)
Proceeds from sale of available-for-sale securities		1,099	9,473	2,428
Payment for purchase of other investments		(30,331)	(2,452)	(14,702)
Other		(11,506)	7,062	(32,214)

Net cash used in investing activities		(230,220)	(192,592)	(212,804)

	Millions of yen

	2002		2001	2000

Cash flows from financing activities (note 14):
Proceeds from long-term debt	Yen	10,609	7,417	17,358
Repayment of long-term debt		(60,690)	(40,423)	(32,529)
Decrease in short-term loans		(101,125)	(64,292)	(67,923)
Dividends paid (note 13)		(23,663)	(20,144)	(14,820)
Payment for purchase of treasury stock		(5,884)	(277)	—
Other		(2,961)	(3,509)	(2,683)

Net cash used in financing activities		(183,714)	(121,228)	(100,597)

Effect of exchange rate changes on cash and cash equivalents		(19,979)	20,340	(19,706)

Net change in cash and cash equivalents		15,037	12,272	13,509
Cash and cash equivalents at beginning of year		506,234	493,962	480,453

Cash and cash equivalents at end of year	Yen	521,271	506,234	493,962

Cash paid during the year for:
Interest	Yen	6,890	10,722	14,860
Income taxes		121,556	102,421	90,560

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business
The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon’s products also include business systems such as faxes, computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon’s sales in the year ended December 31, 2002 were distributed as follows: copying machines- 32%, computer peripherals- 35%, business systems- 9%, cameras- 16%, and optical and other products- 8%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales in the year ended December 31, 2002 were generated outside Japan, with 34% in the Americas, 29% in Europe and 10% in other areas.

Canon’s manufacturing operations are conducted primarily at 17 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the year ended December 31, 2002.

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
The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

(d)	Cash Equivalents
For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(e)	Translation of Foreign Currencies
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(f)	Marketable Securities and Investments
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
Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon’s equity in undistributed earnings of the latter companies is not significant.

Canon’s share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Millions of yen

	2002		2001	2000

Net earnings (loss)	Yen	(3,521)	(1,845)	10,817
Dividends received		664	401	67

(i)	Impairment of Long-Lived Assets
In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. Canon adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon’s consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS 144, Canon accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

(j)	Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(k)	Goodwill and Other Intangible Assets
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Canon adopted the provision of SFAS 141 and SFAS 142 on January 1, 2002. In connection with the transitional goodwill impairment evaluation, SFAS 142 required Canon to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, Canon was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Canon was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, Canon would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for three reporting units. In this step, Canon compared the implied fair values of the reporting units goodwill with the carrying amounts of the reporting units goodwill, both of which were measured as of the date of adoption. The implied fair values of goodwill were determined by allocating the fair values of the reporting units to all of the assets (recognized and unrecognized) and liabilities of the reporting units in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation was the implied fair values of the reporting units goodwill. Canon recognized impairment losses amounting to Yen 503 million in the year ended December 31, 2002 since the carrying amounts of the reporting units goodwill exceeded their implied fair values.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over the expected periods to be benefited. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Canon’s average cost of funds.

(l)	Income Taxes
Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Product Warranties
A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n)	Employee Retirement and Severance Benefits
The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 10).

(o)	Revenue Recognition
Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

(p)	Research and Development and Advertising
The costs of research and development and advertising are expensed as incurred.

(q)	Shipping and Handling Costs
Shipping and handling costs totaled Yen 39,170 million, Yen 33,835 million and Yen 31,633 million for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(r)	Derivative Financial Instruments
On January 1, 2001, Canon adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

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

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is redesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138 on January 1, 2001, net of the related income tax effect, resulted in an increase to net income of approximately Yen 3,692 million and a decrease to other comprehensive income (loss) of approximately Yen 2,401 million.

Prior to the adoption of SFAS 133 and 138, derivative financial instruments that were designated and effective to hedge forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in other income (deductions). Foreign currency derivative financial instruments generally qualified for hedge accounting if their maturity dates corresponded to hedged existing assets and liabilities denominated in foreign currencies, and gains and losses on such derivative financial instruments were recognized and recorded in other income (deductions) at end of year and at settlement, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the hedging derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income when the sale of the hedged items occurred. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of interest income or expense of such related underlying assets or liabilities.

(s)	Issuance of Stock by Subsidiaries
The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(t)	Earnings per Share
Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company’s common shares).

(u)	Use of Estimates
The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(v)	New Accounting Standards
In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Canon adopted the provisions of SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material effect on Canon’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the conceptual framework of the Financial Accounting Standards Board. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Canon adopted the provision of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on Canon’s consolidated financial position and results of operations.

In November 2002, the Financial Accounting Standard Board also issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity’s product warranty liabilities. Canon adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of December 31, 2002. The adoption of FIN 45 did not have a material effect on Canon’s consolidated financial position and results of operations.

In January 2003, the Emerging Issues Task Force also reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On March 1, 2003, subsequent to the date of the independent auditors’ report, the applications, which were submitted by the Company and Canon Sales, Inc., the domestic consolidated subsidiary, for approval on February 14, 2003, were approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Management plans to submit another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon’s applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. The effect on Canon’s consolidated financial statements of the transfer has not yet been determined.

(w)	Reclassification
Certain reclassification have been made to the prior years’ consolidated financial statements to conform the presentation used for the year ended December 31, 2002.

(2)	Foreign Operations
Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen

	2002		2001	2000

Total assets	Yen	1,238,800	1,074,856	1,016,908
Net assets		518,927	482,986	381,553
Net sales		2,151,062	2,048,993	1,864,123
Net income		58,883	31,903	37,519

(3)	Marketable Securities and Investments
Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2002 and 2001 were as follows:

	Millions of yen

			Gross	Gross
			Unrealized	Unrealized
			Holding	Holding
	Cost		Gains	Losses	Fair Value

2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	59	2	—	61
Corporate debt securities		5,698	44	14	5,728
Bank debt securities		91	—	—	91
Fund trusts		220	90	—	310
Equity securities		1,194	—	129	1,065

	Yen	7,262	136	143	7,255

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	220	7	—	227
Corporate debt securities		5,149	67	43	5,173
Bank debt securities		150	—	—	150
Fund trusts		2,302	—	193	2,109
Equity securities		5,263	2,628	880	7,011

	Yen	13,084	2,702	1,116	14,670

	Millions of yen

			Gross	Gross
			Unrealized	Unrealized
			Holding	Holding
	Cost		Gains	Losses	Fair Value

2001:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	55	—	—	55
Corporate debt securities		3,623	59	—	3,682
Bank debt securities		91	—	—	91
Equity securities		1,008	2	66	944

	Yen	4,777	61	66	4,772

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	201	—	—	201
Corporate debt securities		5,553	267	—	5,820
Fund trusts		1,891	82	2	1,971
Equity securities		6,430	5,635	646	11,419

	Yen	14,075	5,984	648	19,411

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by Yen 1,732 million, Yen 13,603 million and Yen 34,532 million in the years ended December 31, 2002, 2001 and 2000, respectively.

Maturities of marketable securities and investments classified as available-for-sale were as follows at December 31, 2002:

	Millions of yen

	Cost		Fair Value

Due within one year	Yen	6,068	6,190
Due after one year through five years		545	608
Due after five years		7,276	7,051
Equity securities		6,457	8,076

	Yen	20,346	21,925

Proceeds from sale of available-for-sale securities were Yen 1,099 million, Yen 9,473 million and Yen 2,428 million in the years ended December 31, 2002, 2001 and 2000, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was Yen 38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to Yen 15,536 million were realized and were accounted for as “Other, net” in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2002 and 2000 were insignificant.

(4)	Trade Receivables
Trade receivables are summarized as follows:

	Millions of yen

	2002		2001

Notes	Yen	26,456	43,563
Accounts		484,162	424,163

		510,618	467,726
Less allowance for doubtful receivables		12,031	11,091

	Yen	498,587	456,635

(5)	Inventories
Inventories comprised the following:

	Millions of yen

	2002		2001

Finished goods	Yen	288,592	323,910
Work in process		127,769	106,255
Raw materials		15,890	18,135

	Yen	432,251	448,300

(6)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen

	2002		2001

Land	Yen	167,848	157,251
Buildings		743,473	691,661
Machinery and equipment		962,037	936,281
Construction in progress		34,640	61,039

		1,907,998	1,846,232
Less accumulated depreciation		1,077,694	1,025,107

	Yen	830,304	821,125

(7)	Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at December 31, 2002 and January 1, 2002 were as follows:

	Millions of Yen

	As of December 31, 2002			As of January 1, 2002

	Gross Carrying		Accumulated	Gross Carrying		Accumulated
	Amount		Amortization	Amount		Amortization

Intangible assets subject to amortization:
Software	Yen	106,664	74,971	Yen	94,505	67,097
Other		3,233	1,106		3,341	1,088

Total	Yen	109,897	76,077	Yen	97,846	68,185

Intangible assets not subject to amortization at December 31, 2002 and January 1, 2002 were insignificant.

Aggregate amortization expense for the year ended December 31, 2002 is Yen 6,288 million. Estimated amortization expense for the next five years ending December 31 is: Yen 9,807 million in 2003, Yen 9,219 million in 2004, Yen 6,131 million in 2005, Yen 3,233 million in 2006, and Yen 1,669 million in 2007.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	Millions of Yen 2002

Balance at beginning of year	Yen	13,375
Goodwill acquired during the year		806
Impairment losses		(503)
Translation adjustment		(38)

Balance at end of year	Yen	13,640

Due to a continuing negative trend in the business systems industries and semiconductor related market, operating profit and cash flows were lower than expected. In the year ended December 31, 2002, under the continuing negative trend, the majority of goodwill impairment loss of Yen 503 million was recognized from the business system and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

Reconciliation of “Income before cumulative effect of change in accounting principle” and “Earnings per share before cumulative effect of change in accounting principle” to the amounts adjusted for the exclusion of goodwill amortization for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Millions of yen

	2002		2001	2000

Income before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	Yen	190,737	163,869	134,088
Add back: goodwill amortization (net of tax)		—	968	555

Adjusted income before cumulative effect of change in accounting principle	Yen	190,737	164,837	134,643

	Yen

Basic earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	Yen	217.56	187.07	153.66
Add back: goodwill amortization (net of tax)		—	1.11	0.64

Adjusted income before cumulative effect of change in accounting principle	Yen	217.56	188.18	154.30

Diluted earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle:	Yen	214.80	184.55	151.51
Add back: goodwill amortizaion (net of tax)		—	1.08	0.62

Adjusted income before cumulative effect of change in accounting principle	Yen	214.80	185.63	152.13

(8)	Short-term Loans and Long-term Debt
Short-term loans consisted of the following:

	Millions of yen

	2002		2001

Bank borrowings	Yen	47,742	62,103
Acceptances payable by foreign subsidiaries		6	84,253
Long-term debt due within one year		19,006	53,748

	Yen	66,754	200,104

The weighted average interest rates on short-term loans outstanding at December 31, 2002 and 2001 were 2.58% and 2.76%, respectively.

At December 31, 2002, unused short-term credit facilities for issuance of commercial paper amounted to Yen 59,950 million.

A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries’ inventories and trade receivables.

Long-term debt consisted of the following:

	Millions of yen

	2002		2001

Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.09% and 3.93% at December 31, 2002 and 2001, respectively, partially secured by mortgage of property, plant and equipment	Yen	30,324	37,850
2-1/20% Japanese yen notes, due 2002		—	5,000
2-3/5% Japanese yen notes, due 2002		—	20,479
1-7/50% Japanese yen notes, due 2002		—	2,000
1-3/5% Japanese yen notes, due 2002		—	10,000
2-3/10% Japanese yen notes, due 2003		5,000	5,000
1-53/100% Japanese yen notes, due 2003		5,000	5,000
2-23/40% Japanese yen notes, due 2004		10,000	10,000
2-1/40% Japanese yen notes, due 2004		10,000	10,000
1-22/25% Japanese yen notes, due 2005		5,000	5,000
2-19/20% Japanese yen notes, due 2007		10,000	10,000
2-27/100% Japanese yen notes, due 2008		10,000	10,000
1% Japanese yen convertible debentures, due 2002		—	3,825
1-2/10% Japanese yen convertible debentures, due 2005		5,149	5,172
1-3/10% Japanese yen convertible debentures, due 2008		9,882	9,948

		100,355	149,274
Less amount due within one year		19,006	53,748

	Yen	81,349	95,526

The aggregate annual maturities of long-term debt outstanding at December 31, 2002 were as follows:

	Millions of yen

2003	Yen	19,006
2004		30,944
2005		16,474
2006		1,217
2007		10,262
Later years		22,452

	Yen	100,355

Property, plant and equipment with a book value at December 31, 2002 of Yen 9,416 million were mortgaged to secure long-term debt.

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

The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,440,000 shares of common stock at a conversion price of Yen 1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2004 at premiums ranging from 2% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,601,000 shares of common stock at a conversion price of Yen 1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2007 at premiums ranging from 5% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

(9)	Trade Payables
Trade payables are summarized as follows:

	Millions of yen

	2002		2001

Notes	Yen	62,894	86,432
Accounts		345,570	268,014

	Yen	408,464	354,446

(10)	Employee Retirement and Severance Benefits
The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plans mainly represent the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. Management considers that substitutional portions of the EPFs, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2002, 2001 and 2000 consisted of the following components:

	Millions of yen

	2002		2001	2000

Service cost — benefits earned during the year	Yen	39,206	36,553	31,712
Interest cost on projected benefit obligation		19,270	20,341	16,512
Expected return on plan assets		(14,523)	(13,636)	(9,834)
Net amortization		11,841	8,755	5,016

	Yen	55,794	52,013	43,406

Weighted-average assumptions:
Discount rate		2.7%	2.7%	3.0%
Assumed rate of increase in future compensation levels		3.4%	3.3%	2.1%
Expected long-term rate of return on plan assets		3.5%	3.5%	4.0%

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen

	2002		2001

Change in benefit obligations:
Benefit obligations at beginning of year	Yen	718,091	614,187
Service cost		39,206	36,553
Interest cost		19,270	20,341
Plan participants’ contributions		3,825	3,517
Amendments		—	(56,664)
Actuarial loss (gain)		(1,916)	69,352
Benefits paid		(13,019)	(9,816)
Other		995	40,621

Benefit obligations at end of year		766,452	718,091

Change in plan assets:
Fair value of plan assets at beginning of year		429,483	338,223
Actual return on plan assets		(33,813)	(34,942)
Employer contributions		33,661	89,626
Plan participants’ contributions		3,825	3,517
Benefits paid		(13,019)	(9,816)
Other		1,505	42,875

Fair value of plan assets at end of year		421,642	429,483

Funded status		(344,810)	(288,608)
Unrecognized actuarial loss		329,240	295,664
Unrecognized prior service cost		(52,773)	(56,664)
Unrecognized net transition obligation being recognized over 22 years		4,988	5,333

Net amount recognized	Yen	(63,355)	(44,275)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	Yen	2,664	1,394
Accrued pension and severance cost		(285,129)	(237,537)
Intangible assets		144	—
Accumulated other comprehensive income (loss), gross of tax		218,966	191,868

Net amount recognized	Yen	(63,355)	(44,275)

Employer contributions for the year ended December 31, 2001 include contribution of equity securities to an employee pension trust. The fair value of those securities at the time of contribution was Yen 38,954 million.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were Yen 709,881 million, Yen 650,339 million and Yen 369,777 million as of December 31, 2002.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(11)	Income Taxes
Total income taxes were allocated as follows:

	Millions of yen

	2002		2001	2000

Income before income taxes and minority interests	Yen	134,703	115,154	87,197
Stockholders’ equity — accumulated other comprehensive income (loss):
Foreign currency translation adjustments		2,387	(684)	1,387
Net unrealized gains and losses on securities		(1,188)	(11,692)	(25,457)
Net losses on derivative instruments		1,513	(1,755)	—
Minimum pension liability adjustments		(10,680)	(26,592)	(19,365)

	Yen	126,735	74,431	43,762

Domestic and foreign components of income before income taxes and minority interests (“Income before income taxes”), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen

	Japanese		Foreign	Total

2002:
Income before income taxes	Yen	237,677	92,340	330,017

Income taxes:
Current	Yen	109,102	27,389	136,491
Deferred		(7,212)	5,424	(1,788)

	Yen	101,890	32,813	134,703

2001:
Income before income taxes	Yen	230,456	51,110	281,566

Income taxes:
Current	Yen	95,664	17,318	112,982
Deferred		(1,738)	3,910	2,172

	Yen	93,926	21,228	115,154

2000:
Income before income taxes	Yen	166,074	61,122	227,196

Income taxes:
Current	Yen	78,832	18,645	97,477
Deferred		(14,584)	4,304	(10,280)

	Yen	64,248	22,949	87,197

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0%.

A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2002	2001	2000

Japanese normal income tax rate	42.0%	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.5	1.4	0.9
Tax benefits not recognized on operating losses of subsidiaries	0.2	0.9	0.9
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	(2.5)	(2.0)	(1.9)
Tax credit for increased research and development expenses	(1.6)	(2.1)	(1.3)
Other	2.2	0.7	(2.2)

Effective income tax rate	40.8%	40.9%	38.4%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen

	2002		2001

Prepaid expenses and other current assets	Yen	85,379	82,951
Other assets		170,673	160,821
Other current liabilities		(1,213)	(1,517)
Other noncurrent liabilities		(16,120)	(10,234)

	Yen	238,719	232,021

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	Millions of yen

	2002		2001

Deferred tax assets:
Inventories — intercompany profits and write-downs	Yen	55,806	49,754
Accrued business tax		6,794	6,146
Accrued pension and severance cost		42,253	39,941
Minimum pension liability adjustments		97,454	87,524
Property, plant and equipment — intercompany profits		3,375	3,715
Research and development — costs capitalized for tax purposes		21,215	23,067
Depreciation		14,699	13,828
Net operating losses carried forward		6,119	8,989
Other		42,269	52,647

Total gross deferred tax assets		289,984	285,611
Less valuation allowance		9,683	12,875

Net deferred tax assets		280,301	272,736

Deferred tax liabilities:
Land including deferred gain on sale		(2,540)	(3,028)
Unamortized debt issuance cost		(141)	(205)
Accounts receivable — allowance for doubtful accounts		(1,132)	(990)
Undistributed earnings of foreign subsidiaries and affiliated companies		(10,563)	(5,472)
Net unrealized gains on securities		(400)	(2,247)
Other		(26,806)	(28,773)

Total gross deferred tax liabilities		(41,582)	(40,715)

Net deferred tax assets	Yen	238,719	232,021

The valuation allowance for deferred tax assets as of January 1, 2001 was Yen 6,367 million. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of Yen 3,192 million and an increase of Yen 6,508 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2002.

At December 31, 2002, Canon had net operating losses carried forward for income tax purposes of approximately Yen 17,291 million which were available to reduce future income taxes, if any. Approximately Yen 16,929 million of the operating losses expire through 2007 while the remainder have an indefinite carry forward period.

Income taxes have not been accrued on undistributed income of domestic subsidiaries and affiliated companies as distributions of such income are not taxable under present circumstances.

Canon has not recognized deferred tax liabilities of approximately Yen 34,534 million for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2002 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2002, such undistributed earnings of these subsidiaries were approximately Yen 373,724 million.

(12)	Common Stock
During the years ended December 31, 2002, 2001 and 2000, the Company issued 2,853,912 shares, 655,309 shares and 4,071,325 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The issuance of 3,176,373 shares during the year ended December 31, 2000 was in connection with the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. The acquisition of the minority interest was consummated on November 7, 2000, whereby Canon Chemicals Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 was accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(13)	Legal Reserve and Cash Dividends
The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon’s equity in retained earnings or deficit of affiliated companies owned 20% to 50% accounted for on the equity basis aggregating positive Yen 6,535 million at December 31, 2002 is included in retained earnings.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2002, 2001 and 2000 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of Yen 17.50 per share, aggregating Yen 15,361 million, subsequently proposed by the Board of Directors in respect of the year ended December 31, 2002.

Cash dividends per common share are computed based on dividends declared with respect to earnings for the periods.

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company’s nonconsolidated books of account under the Japanese Commercial Code amounted to Yen 746,101 million at December 31, 2002.

(14)	Noncash Financing Activities
In the years ended December 31, 2002, 2001 and 2000, common stock and additional paid-in capital arising from conversion of convertible debt amounted to Yen 3,908 million, Yen 981 million and Yen 1,335 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by Yen 795 million and Yen 1,052 million, respectively, and also minority interests decreased by Yen 257 million.

As a result of the acquisition of the outstanding minority ownership interest of Canon Chemicals Inc. during the year ended December 31, 2000, goodwill classified as other assets, common stock and additional paid-in capital increased by Yen 4,116 million, Yen 159 million and Yen 14,430 million, respectively, and also minority interests decreased by Yen 10,473 million.

(15)	Other Comprehensive Income (Loss)
Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen

	2002		2001	2000

Foreign currency translation adjustments:
Balance at beginning of year	Yen	(52,660)	(104,149)	(127,148)
Adjustments for the year		(15,864)	51,489	22,999

Balance at end of year		(68,524)	(52,660)	(104,149)

Net unrealized gains and losses on securities:
Balance at beginning of year		564	14,167	48,699
Adjustments for the year		(1,732)	(13,603)	(34,532)

Balance at end of year		(1,168)	564	14,167

Net losses on derivative instruments:
Balance at beginning of year		(2,423)	—	—
Adjustments for the year		2,089	(2,423)	—

Balance at end of year		(334)	(2,423)	—

Minimum pension liability adjustments:
Balance at beginning of year		(80,649)	(56,600)	(29,858)
Adjustments for the year		(15,792)	(24,049)	(26,742)

Balance at end of year		(96,441)	(80,649)	(56,600)

Total accumulated other comprehensive income (loss):
Balance at beginning of year		(135,168)	(146,582)	(108,307)
Adjustments for the year		(31,299)	11,414	(38,275)

Balance at end of year	Yen	(166,467)	(135,168)	(146,582)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen

	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount

2002:
Foreign currency translation adjustments:
Amount arising during the year	Yen	(13,521)	(2,908)	(16,429)
Reclassification adjustments for gains and losses realized in net income		44	521	565

Net change during the year		(13,477)	(2,387)	(15,864)
Net unrealized gains and losses on securities:
Amount arising during the year		(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income		(589)	316	(273)

Net change during the year		(2,920)	1,188	(1,732)
Net losses on derivative instruments:
Amount arising during the year		(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income		4,654	(1,955)	2,699

Net change during the year		3,602	(1,513)	2,089
Minimum pension liability adjustments		(26,472)	10,680	(15,792)

Other comprehensive income (loss)	Yen	(39,267)	7,968	(31,299)

	Millions of yen

	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount

2001:
Foreign currency translation adjustments:
Amount arising during the year	Yen	50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income		(18)	—	(18)

Net change during the year		50,805	684	51,489
Net unrealized gains and losses on securities:
Amount arising during the year		(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income		(16,861)	7,157	(9,704)

Net change during the year		(25,295)	11,692	(13,603)
Net losses on derivative instruments:
Amount arising during the year		(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income		6,968	(2,926)	4,042

Net change during the year		(4,178)	1,755	(2,423)
Minimum pension liability adjustments		(50,641)	26,592	(24,049)

Other comprehensive income (loss)	Yen	(29,309)	40,723	11,414

	Millions of yen

	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount

2000:
Foreign currency translation adjustments:
Amount arising during the year	Yen	25,581	(1,392)	24,189
Reclassification adjustments for gains and losses realized in net income		(1,195)	5	(1,190)

Net change during the year		24,386	(1,387)	22,999
Net unrealized gains and losses on securities:
Amount arising during the year		(57,484)	24,409	(33,075)
Reclassification adjustments for gains and losses realized in net income		(2,505)	1,048	(1,457)

Net change during the year		(59,989)	25,457	(34,532)
Minimum pension liability adjustments		(46,107)	19,365	(26,742)

Other comprehensive income (loss)	Yen	(81,710)	43,435	(38,275)

(16)	Earnings per Share
A reconciliation of the numerators and denominators of basic and diluted earnings per share for “Income before cumulative effect of change in accounting principle” computations is as follows:

	Millions of yen

	2002		2001	2000

Income before cumulative effect of change in accounting principle	Yen	190,737	163,869	134,088
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002		26	40	45
1-2/10% Japanese yen convertible debentures, due 2005		48	48	50
1-3/10% Japanese yen convertible debentures, due 2008		91	91	91

Diluted income before cumulative effect of change in accounting principle	Yen	190,902	164,048	134,274

	Number of shares

Average common shares outstanding		876,716,443	875,960,380	872,606,481
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002		1,952,315	2,859,462	3,322,850
1-2/10% Japanese yen convertible debentures, due 2005		3,446,071	3,461,229	3,629,772
1-3/10% Japanese yen convertible debentures, due 2008		6,624,428	6,646,369	6,687,888
Other		—	—	3,937

Diluted common shares outstanding		888,739,257	888,927,440	886,250,928

	Yen

Earnings per share before cumulative effect of change in accounting principle:
Basic	Yen	217.56	187.07	153.66
Diluted		214.80	184.55	151.51

The computation of diluted net income per share for the year ended December 31, 2001 uses the same average common shares outstanding used for the computation of diluted net income per share before cumulative effect of accounting change, and reflects the effect of dilutive securities in diluted net income.

(17)	Derivatives and Hedging Activities
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

Foreign currency exchange rate risk management
The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management
Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2002 and 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

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

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of Yen 610 million and Yen 6,465 million for the years ended December 31, 2002 and 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of Yen 2,699 million and Yen 4,042 million for the years ended December 31, 2002 and 2001. The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2002 and 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of Yen 668 million and Yen 1,907 million for the years ended December 31, 2002 and 2001.

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were Yen 362,276 million and Yen 202,932 million at December 31, 2002 and 2001.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were Yen 57,270 million and Yen 62,788 million at December 31, 2002 and 2001. Canon recognized net losses related to those interest rate swaps in the amount of Yen 1,738 million and Yen 2,521 million for the years ended December 31, 2002 and 2001 and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2002 and 2001 are set forth below:

	Millions of yen

	U.S. dollars		Euro	Other	Total

2002:
To sell foreign currencies	Yen	262,408	138,631	21,757	422,796
To buy foreign currencies		3,586	2,307	759	6,652
Receive-fixed interest rate swaps		—	—	180	180
Pay-fixed interest rate swaps		56,019	1,251	—	57,270
2001:
To sell foreign currencies	Yen	117,810	115,475	17,603	250,888
To buy foreign currencies		11,554	1,593	596	13,743
Receive-fixed interest rate swaps		—	—	21,548	21,548
Pay-fixed interest rate swaps		62,788	—	—	62,788

(18)	Commitments and Contingent Liabilities
Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for the affiliated and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is Yen 49,919 million at December 31, 2002. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2002 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to Yen 1,094 million at December 31, 2002.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2002, these guarantees amounted to Yen 23,634 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2002, commitments outstanding for the purchase of property, plant and equipment approximated Yen 29,539 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen 18,133 million and Yen 18,700 million at December 31, 2002 and 2001, respectively, and are reflected in noncurrent receivables on the accompanying consolidated balance sheets.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2002 are as follows:

	Millions
Year ending December 31:	of yen

2003	Yen	10,490
2004		7,315
2005		5,798
2006		4,511
2007		4,065
Later years		6,472

Total future minimum lease payments	Yen	38,651

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the year ended December 31, 2002 is summarized as follows:

	Millions
	of yen

Balance at beginning of year	Yen	7,038
Addition		8,351
Utilization		(7,763)
Other		(110)

Balance at end of year	Yen	7,516

(19)	Disclosures about the Fair Value of Financial Instruments
Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments
The fair values of Canon’s marketable securities and investments are based on quoted market prices.

Noncurrent receivables
The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2002 and 2001 totaled Yen 20,568 million and Yen 21,125 million, respectively, which approximate fair values because of their short duration.

Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Canon’s financial instruments at December 31, 2002 and 2001 are summarized as follows:

	Millions of yen

	2002			2001

	Carrying		Estimated	Carrying	Estimated
	Amount		Fair Value	Amount	Fair Value

Nonderivatives:
Assets:
Marketable securities and Investments	Yen	41,285	41,285	38,061	38,061
Liabilities:
Long-term debt, including current installments		(100,355)	(132,574)	(149,274)	(189,577)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets		808	808	—	—
Liabilities		(622)	(622)	(4,402)	(4,402)
Trade receivables:
Assets		3,851	3,851	493	493
Liabilities		(2,938)	(2,938)	(9,191)	(9,191)
Long-term debt, including current installments:
Interest rate swaps:
Assets		1	1	575	575
Liabilities		(1,149)	(1,149)	(1,463)	(1,463)

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(20)	Supplementary Expense Information

	Millions of yen

	2002		2001	2000

Research and development	Yen	233,669	218,616	194,552
Depreciation of property, plant and equipment		158,469	147,286	144,043
Rent		44,195	47,558	42,963
Advertising		71,725	66,837	67,840
Exchange losses		23,468	14,801	20,195

CANON INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended December 31, 2002, 2001 and 2000

							Add
	Balance at		Add		Deduct		(deduct)		Balance
	beginning of		charge to		bad debts		translation		at end of
	period		income		written off		adjustments		period

	(Millions of yen)
Year ended December 31, 2002:
Allowance for doubtful Receivables	Yen	11,091	Yen	6,027	Yen	3,997	Yen	-1,090	Yen	12,031

Year ended December 31, 2001:
Allowance for doubtful Receivables	Yen	11,617	Yen	4,284	Yen	5,689	Yen	879	Yen	11,091

Year ended December 31, 2000:
Allowance for doubtful Receivables	Yen	10,555	Yen	4,624	Yen	3,004	Yen	558	Yen	11,617

Item 18. Financial Statements

     Not applicable.

Item 19. Financial Statements and Exhibits

(a)	Following Consolidated financial statements and Schedule are listed in Item 17. “Financial Statements.”

Consolidated financial statements of Canon Inc. and Subsidiaries:
Independent Auditors’ Report
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements
Schedule:
Independent Auditors’ Report on Schedule
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000
(b) Following Exhibits are listed in Item 19. “Financial Statements and Exhibits.”
Exhibit:
Regulation for Handling of Shares of Canon Inc. (Translation)
Articles of Incorporation of Canon Inc. (Translation)
Regulations of The Board Directors of Canon Inc. (Translation)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

	By:	/s/ Toshizo Tanaka

(Senior Managing Director, Group Executive of Finance and Accounting Headquarters)

Canon INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
Date: June 4, 2003

302 Certification

I, Fujio Mitarai, certify that:

1.     I have reviewed this annual report on Form 20-F of Canon;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 4, 2003

By: /s/ Fujio Mitarai

Fujio Mitarai
President and Chief Executive Officer

302 Certification

I, Toshizo Tanaka , certify that:

1.     I have reviewed this annual report on Form 20-F of Canon;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 4, 2003

By: /s/ Toshizo Tanaka

Toshizo Tanaka
Senior Managing Director,
Group Executive of Finance and
Accounting Headquarters

EXHIBIT INDEX

Exhibit number	Title

Exhibit 1.1	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 1.2	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.3	Regulations of the Board of Directors of Canon Inc.(Translation)