Form 20-F
period 2003-12-31
CANON INC
filed 2004-06-10
CIK 16988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003 OR
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________ Commission file number 0-12131

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

As of December 31, 2003, 881,338,645 shares of common stock, including 27,717,736
ADSs, were outstanding.

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

All information contained in this Annual Report is as of December 31, 2003 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 31, 2004, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was
Yen104.18 = U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2003” refers to the Company’s fiscal year ended December 31, 2003, and other fiscal years of the Company are referred to in a corresponding manner.

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

Item 2.   Offer Statistics and Expected Timetable

     Not applicable.

Item 3.   Key Information

     A.   Selected financial data

     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report, which have been audited by KPMG AZSA & Co., Independent Registered Public Accounting Firm.

Selected financial data*1:	2003		2002		2001		2000		1999
	(Millions of yen except average number of shares and per share data)

Net sales	Yen	3,198,072	Yen	2,940,128	Yen	2,907,573	Yen	2,696,420	Yen	2,530,896
Operating profit		454,424		346,359		281,839		234,131		168,344
Income before cumulative effect of change in accounting principle		275,730		190,737		163,869		134,088		70,234
Net income		275,730		190,737		167,561		134,088		70,234
Advertising		100,278		71,725		66,837		67,840		67,544
Research and development		259,140		233,669		218,616		194,552		177,922
Depreciation		168,636		158,469		147,286		144,043		155,682
Capital expenditure		210,038		198,702		207,674		170,986		200,386
Long-term debt		59,260		81,349		95,526		142,925		165,277
Common stock		168,892		167,242		165,287		164,796		163,969
Stockholders’ equity		1,865,545		1,591,950		1,458,476		1,298,914		1,202,003
Total assets		3,182,148		2,942,706		2,844,756		2,832,125		2,587,532

Average number of shares (Thousands)		878,649		876,716		875,960		872,606		870,699
Per share data:
Income before cumulative effect of change in accounting principle:
Basic	Yen	313.81	Yen	217.56	Yen	187.07	Yen	153.66	Yen	80.66
Diluted		310.75		214.80		184.55		151.51		79.50
Net income:
Basic	Yen	313.81	Yen	217.56	Yen	191.29	Yen	153.66	Yen	80.66
Diluted		310.75		214.80		188.70		151.51		79.50
Cash dividends declared		50.00		30.00		25.00		21.00		17.00
Cash dividends declared (U.S.$)*2		$0.464		$0.254		$0.196		$0.179		$0.164

Notes:
1.	The above financial data are provided in conformity with accounting principles generally accepted in the United States of America.

2.	Annual cash dividends declared (U.S.$) translated from yen based on a weighted average of the noon buying rates for yen in New York city as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated.

Yen exchange rates per U.S. dollar:	Average		Term end		High		Low
1999	Yen	112.79	Yen	102.16	Yen	101.53	Yen	124.45
2000		108.37		114.35		101.70		114.62
2001		122.18		131.04		114.26		131.47
2002		124.81		118.75		115.71		134.77
2003 Year		115.83		107.13		106.93		121.42
1(st) half				119.87		115.94		121.42
July				120.42		117.24		120.55
August				116.71		116.71		120.47
September				111.43		111.07		117.41
October				110.10		108.18		110.90
November				109.53		107.98		111.20
December				107.13		106.93		109.61
2004 January				105.84		105.52		107.17
February				109.26		105.36		109.59
March				104.18		104.18		112.12
April				110.37		103.70		110.37

     B.   Capitalization and indebtedness

                 Not applicable.

     C.   Reasons for the offer and use of proceeds

                 Not applicable.

     D.   Risk Factors

     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser beam printers, inkjet printers, cameras, steppers and aligners.

     Primarily because of the nature of the business areas and geographical areas in which Canon operates and the highly competitive nature of the industry to which it belongs, Canon is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

Risks Related to Canon’s Industries

Canon has invested and will continue to invest heavily in next-generation technologies. If the market for these technologies does not develop as Canon expects or if its competitors produce these or competing technologies in a more timely or effective manner, Canon’s operating results could be materially adversely affected.

     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive.

     In addition to evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If an inconsistency arises between Canon’s business strategies and market needs, Canon may not recover a substantial part of its investment, and lose business opportunities, both of which may materially affect Canon’s operating results.

Canon’s businesses, especially the digital multifunction device and camera businesses in which Canon operates, is highly competitive.

     Presently, the analog copying machines and conventional film camera segments of the market are mature, with anticipated declining industry revenues as the market transitions to digital technology. Some of Canon’s new digital products replace or compete with its traditional analog products. Changes in the mix of products from analog to digital, and the pace of that change as well as competitive developments could cause actual results to vary from those expected.

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

     In addition, the emergence of strong and unexpected competitors through merger and acquisition or the formation of partnerships may change the competitive environment of the businesses in which Canon engages, thereby affecting Canon’s future results of operations.

Canon’s camera and printer business depends upon seasonal consumer spending.

     Sales of Canon’s camera and printer products, particularly in the U.S., European and Japanese consumer markets, may be subject to seasonality. As a result, product sales may be impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of the calendar year.

If Canon does not effectively manage transitions in its products and services, its revenue may decline.

     Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; the frequent introduction of new products; short product life cycles; and continual improvement in product price characteristics relative to product performance. If Canon does not make an effective transition from existing products and services to new offerings, its revenue may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, variations in costs, delays in customer purchases in anticipation of new introductions, difficulty in predicting customer demand for new offerings and difficulty of effective management of inventory levels in line with anticipated demand.

     Canon’s revenue and gross margin also may suffer due to the timing of product or service introductions by its competitors. This is especially challenging when a product has a short life cycle or a competitor introduces a new product just before Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current offerings, sometimes offsetting the benefit of even the introduction of a successful new product or service. Canon must also manage duplicative or overlapping products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services and consequently, its results of operations, may suffer.

Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

     The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have led at times to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures in order to maintain its competitive position. Canon’s business and operating results could be materially adversely affected by future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by memory manufacturers.

Downturns in the semiconductor industry have caused Canon’s customers to change their operational strategies, which in turn may affect Canon’s business.

     Many device manufacturers have changed their business models to focus on designing of semiconductors, while consigning the production of semiconductors to lower cost foundries. Canon cannot accurately predict the future effect of these trends on its business. However, as R&D, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected developments, such as adverse regulatory or legal changes and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.

The semiconductor equipment industry is characterized by rapid technological change. If Canon does not constantly develop new products to keep pace with technological change and meet its customers requirements, Canon may lose customers and its business may suffer.

     Canon’s steppers and mask aligners are affected by rapid technological change and can quickly become obsolete. Canon believes its future success in the steppers and aligners business depends on its ability to continue to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase.

     Although Canon will continue to offer cost effective products by managing manufacturing costs for its technology, Canon’s existing stepper and mask aligner products could become obsolete sooner than anticipated because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in the market demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs and to supply sufficient quantities to a worldwide customer base could adversely affect Canon’s net sales and profitability.

Risks Related to Canon’s Business

Canon derives a significant percentage of its revenues from Hewlett-Packard.

     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2003, approximately 20% of Canon’s net sales were to Hewlett-Packard. As a result, its business, results of operations and financial condition may be affected by the policies, business, results of operations and financial condition of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s results of operations.

Canon depends on a limited number of suppliers for certain key components.

     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components, and the risk for a substantial increase in price of these components to occur.

Although competition is increasing in the market for sales of supplies and services following initial product placement, given Canon’s high market share in sales of such supplies, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely effect its operating results or reputation.

     A portion of our net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Our success in maintaining these post-placement sales will depend on our ability to compete successfully with these competitors, some of which may offer lower-priced products or services.

     Despite the increase in competitors as described above, Canon currently possesses a high market share in the market for supplies. Accordingly, Canon may be subject to suits, investigations or proceedings under relevant antitrust laws and regulations. Any such suits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation. Moreover, any legal or regulatory proceedings to which Canon is subject could require significant involvement of its senior management and may divert management attention from its business and operations. For more information about current legal proceedings, see “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”.

Cyclical patterns in sales of Canon’s products makes planning and inventory management difficult and future financial results less predictable.

     Canon generally experiences seasonal trends in the sale of its consumer- oriented products. The resulting uneven sales pattern makes it difficult to predict near-term demand and places pressure on Canon’s inventory management and logistics systems. If predicted demand is substantially greater than actual orders, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if orders substantially exceed predicted demand, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operations and financial condition. Many of the factors that create and affect seasonal trends are beyond Canon’s control.

The cost of producing new products is initially high, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.

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

     Initial shipments of Canon’s new products adversely affect its profit or cash flow, and if sales of such new products are not successful, Canon may be unable thereafter to improve its gross profit, operating results and cash flow.

Canon is subject to financial and reputational risks due to product quality and liability issues.

     Although Canon has established a Quality Risk Management Division to coordinate its efforts to minimize risks that may arise from product quality and liability issues, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service, and compensation, or hurt its brand image, its financial results and condition or reputation for quality products may be adversely affected.

Canon’s success depends on the value of its brand name, and if the value of the brand name were to diminish, its revenues, operating results and prospects would be adversely affected.

     Canon’s success in its markets depends in part on Canon’s brand name and its value. In addition, as a manufacturer and distributor of consumer products, Canon’s operating results are susceptible to adverse publicity regarding the quality of its products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business, financial condition and results of operations.

Canon depends on the attraction and retention of key personnel and highly qualified professionals.

     Canon’s future operating results depend in significant part upon the continued contributions of its engineers and key employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified management, technical, sales and support personnel for Canon’s operations. The competition for these people in the high-tech industries in which Canon competes has become increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, it has become increasingly difficult to train new personnel in time to meet product research and development requirements. The loss of key employees or Canon’s inability to attract, retain, train and motivate qualified personnel could adversely affect Canon’s business, financial condition and results of operations.

Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.

     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there is no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. If such factors adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, its consolidated financial results and condition may be adversely affected.

A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.

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

     In order to produce Canon’s products competitively and to reduce costs, Canon has established production facilities in China. Canon is also focusing on strengthening its sales activity in China. However, with China’s entry into the WTO, conditions within China are in the process of changing. Under these conditions, unexpected events, including political or legal change, labor shortage or strikes or changes in economic conditions, may occur.

     In addition, the spread of an epidemic disease such as severe acute respiratory syndrome (SARS) in China spread in elsewhere in Asia could have a negative effect on Canon’s business activity. Canon has previously imposed travel restrictions to and from, certain countries affected by SARS, and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than the global economy generally.

     Canon may unintentionally infringe trade international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions that might be imposed upon Canon. A major infringement could result in the temporary suspension of Canon’s trading rights. In addition to any sanctions prescribed by law, publicity regarding alleged infringement of trade laws and regulations by Canon may also have a negative effect on the Canon’s brand and image.

     All of the above factors regarding international operations could have an adverse impact on Canon’s business results and financial condition.

Recent increases in counterfeit Canon products may adversely affect Canon’s brand image and its revenues.

     In recent years, Canon has noticed a worldwide increase in the emergence of counterfeit Canon products. Such counterfeit products may diminish Canon’s brand name, particularly if purchasers of such products are unaware of their counterfeit status and perceive poor product quality. Canon has been taking measures to halt the spread of counterfeit products. However, there is no assurance that such measures will be successful, and the continued production and sale of such products could negatively affect Canon’s brand image as well as its revenues.

Canon may be subject to intellectual property litigation and infringement claims, which could cause it to incur significant expenses or prevent it from selling its products.

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

     In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. In the event any government agency or third party were adjudicated to have a valid claim against Canon, Canon could be required to:

•	refrain from selling the affected product in certain markets;
•	make royalty payments or pay monetary damages;
•	seek to develop non-infringing technologies, which may not be feasible; or
•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

     Canon also licenses its patents to third parties in exchange for payment or cross-licensing. The terms and conditions of such licensing or changes in the conditions for renewals of such licenses could affect Canon’s business.

     Canon’s businesses, company image and result of operations could be adversely affected by any of these developments.

Disputes involving payment of consideration for employee inventions may materially affect Canon’s brand image as well as its business.

     Canon may face disputes involving payment of consideration given to employee inventions for which the intellectual property rights have been transferred to Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to pay consideration to employees for the assignment of the employee’s invention to the company. Canon maintains company rules on and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for assignment of inventions based on these rules and a fair and objective assessment of amounts to be paid. Nevertheless, a former employee initiated a suit in November 2003, demanding an increase in the amount paid for an invention, and the suit is currently being adjudicated. The occurrence and outcome of such disputes could affect Canon’s business as well as its operations.

Canon’s business is subject to environmental laws and regulations.

     Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, collection and recycling of products, clean air, water protection and waste disposal. Canon believes that it has taken adequate precautions to comply with these regulations in the course of its ordinary business operations. Furthermore, Canon does not believe that any environmental laws or regulations currently in effect will have a material adverse effect on its operating results or financial condition. However, Canon cannot predict whether any pending or future legislation will be adopted or what effect such legislation would have on it.

Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.

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

     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at or from its facilities. Canon may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number or success of these claims and costs could adversely affect its results of operations or financial condition.

Economic trends in Canon’s major markets may adversely affect its net sales.

     Economic downturns and declines in consumption in Canon’s major markets, including Japan, the United States and Europe, may affect the levels of both corporate and consumer sales. Purchases of Canon’s consumer products, such as cameras and printers, are to a very significant degree discretionary. A decline in the level of consumption caused by the worsening of general economic conditions could adversely affect Canon’s results of operations.

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

     Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments. These activities are important for Canon’s technological development process. However, weak business trends or disappointing performance of partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives.

Canon can be adversely affected by fluctuations in the stock and bond markets.

     Canon’s assets include investments in publicly traded securities. As a result, Canon’s results and general financial position may be affected by fluctuations in the stock and bond markets. In addition, if valuations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s consolidated financial condition and operating results.

Canon’s operating and financing activities expose Canon to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.

     Canon is exposed to the risks of foreign currency exchange rate fluctuations. Canon’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate fluctuations. These fluctuations can affect the yen value of Canon’s equity investments denominated in foreign currencies and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products that are denominated in foreign currencies. In addition, as a result of translating foreign currency financial statements of Canon’s foreign subsidiaries into Japanese yen, its reporting currency, assets and liabilities, and revenues and expenses will fluctuate. Canon is also exposed to risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities, in particular, long-term debt.

Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect upon Canon’ s business.

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

     In addition, inadvertent disclosure of secretive information regarding new technology, as well as market and customer information, would have a material adverse affect upon Canon’s business.

Canon depends on efficient logistics services to distribute its products worldwide.

     Canon depends on efficient logistics services to distribute its products worldwide. If problems arise with Canon’s computerized logistics system, or labor disputes, such as a dockworker’s strike, occur, it could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in a loss of sales opportunities due to delays in delivery. In addition, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings for vessels and the preparation of warehouse space accordingly could result in either the loss of sales opportunities, or the increase of unnecessary costs.

Item 4.   Information on the Company

     A.   History and development of the Company

     Canon Inc. is a joint stock corporation (kabushiki kaisha) formed under Japanese Commercial Code. Its principal place of business is at 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan. The telephone number is +81-3-3758-2111.

     The Company was incorporated under the laws of Japan on August 10, 1937 to produce and sell Japan’s first focal plane shutter 35mm still camera, which was developed by its predecessor company, Precision Optical Research Laboratories, which was organized in 1933.

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

The following are important events in the development of Canon’s business in recent years.

•	In 1999, Canon and Toshiba Corporation agreed to collaborate on developing and establishing mass-production technologies for SEDs (surface-conduction electron-emitter displays) with potential in large-screen wall-mounted displays.
•	In 1999, Oita Canon Materials Inc. was established in Oita, Japan as an integrated production site for chemical products for business machines.
•	In 1999, the Canon Inc. Ayase Office was established in Kanagawa, Japan with the goal of reinforcing the R&D structure for semiconductor-related devices.
•	In 2000, the Canon Inc. Optics R&D Center, an R&D facility for optical technology, was established in Tochigi, Japan.
•	In 2000, Canon Inc. changed the listing of its American Depository Receipts (ADRs) to the New York Stock Exchange (NYSE) from the Nasdaq National Markets.
•	In 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam as a production site for bubble jet printers.
•	In 2001, Canon Zhongshan Business Machines Co., Ltd. was established in Zhongshan, China as a production site for laser beam printers. China.
•	In 2001, Canon (Suzhou) Inc. was established in Suzhou, China as a production site for digital copying machines and digital multifunction devices.
•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, formally merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.
•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of high value-added manufacturing company equipped with product-launching capability.
•	In April 2003, Canon N.T.C.’s marketing operations spun off and merged with Canon System & Support Inc., and its real estate operations spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations will focus on development and manufacturing

     On January 1, 2004, Canon Precision Inc. (“Canon Precision”), a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc. (“Hirosaki Precision”), a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon’s current or future business results.

     On January 1, 2004, Canon N.T.C., Inc. (“Canon N.T.C.”), a wholly-owned subsidiary of Canon Inc., spun off its environmental business operations into a newly established company, named “Canon Ecology Industry Inc.” Following the separation, Canon N.T.C. focused its energies on its semiconductor equipment-related business and was renamed “Canon Semiconductor Equipment Inc.” The spin-off was intended to improve efficiency and the specialization of business operations while facilitating the pursuit of independent businesses, consistent with Canon’s Excellent Global Corporation Plan.

     In fiscal 2003, 2002 and 2001, Canon’s capital expenditures were Yen 210,038 million, Yen 198,702 million and Yen 207,674 million, respectively. In 2003, major capital expenditure were for investments in tools and dies, but also included were investments for the relocation of the corporate headquarters office of Canon Sales Co. Inc. and the facilities for production of the semiconductor production equipment in Japan.

     For the fiscal 2004, Canon projects that its capital expenditures will amount to approximately Yen 300,000 million. This amount is expected to be spent on such expenditures for the establishment of new production engineering base and new research and development base. Canon anticipates that funds needed to fulfill these capital expenditures will be generated internally through operations.

     B.   Business overview

     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, or MFDs, laser beam printers, inkjet printers, cameras and steppers.

     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 73% of consolidated net sales in fiscal 2003 were generated outside Japan; approximately 33% in the Americas, 30% in Europe and 10% in other areas including Asia.

     Canon’s strategy is to develop innovative, high value-added products which incorporate advanced technologies.

     Canon’s research and development activities range from basic research to product-oriented research directed at keeping and increasing the technological leadership of Canon’s products in the market.

     Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risks and production cost, Canon has increased overseas production and the use of local parts. Canon has manufacturing subsidiaries in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam, and a manufacturing joint venture in Korea.

     As a concerned member of the world community, Canon emphasizes recycling, and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also adopted programs to collect and recycle used cartridges and to refurbish used copy machines. In addition, Canon has completely removed environmentally unfriendly chemicals from its manufacturing processes.

Products

     Canon’s products are divided into the following three product groups: business machines, cameras, and optical and other products.

-Business machines-

     The business machines product group is divided into three sub-groups consisting of office imaging products, computer peripherals and business information systems.

     Office imaging products

     Canon manufactures, markets and services a wide range of office network digital MFDs, color network digital MFD’s, office copying machines, personal-use copying machines and full-color copying machines.

     The office-use market is subject to rapid change, and in fiscal 2003, customer preferences has shifted from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital MFDs in the imageRUNNER (iR) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. For the development of MFDs, Canon makes effective use of wide range of technologies from the fields of optics, mechatronics, electronic photo processing, chemical materials and image processing. Canon’s MFDs are differentiated chiefly by the use of leading-edge System On a Chip technology in the imageRUNNER controller, which acts as the “brains” of networked MFDs. The controller provides easy integration with customers’ IT environments together with speedy, high-quality image processing. This boosts office productivity, thereby garnering acclaim from business customers. Canon also introduced new MFD models throughout fiscal 2003, including the Color imageRUNNER C3200 (iR C3200), the first color offerings in the imageRUNNER series, which achieved healthy sales.

     Canon has a powerful line of full-color copying machines and color digital MFDs for users ranging from professional graphic designers to business offices. The trend in printing industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand and personalized printing. Canon’s high-end MFDs and color digital MFDs can be applied to the print on demand market. In addition, Canon aims to respond to the growing demand for color imaging for business needs with products using its renowned S Toner, featuring spherical particles and a microscopic wax-based structure, and our oil-less fixing engine.

     Canon has dominant market share in monochrome copying machines for personal use. Demand for analog products is continuing in Asia, Russia and Eastern Europe. Canon also introduced digital products in the Americas and in Europe in response to the shift in demand toward digital products.

     The office imaging products category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals

     Computer peripherals include laser beam printers, inkjet printers and scanners.

     Developed and fostered by Canon, laser beam printers are standard output peripherals for offices. Canon’s laser beam printers are relatively small in size and have high-quality printing capabilities attributable to Canon’s expertise in laser beam printing and plain paper copying technologies. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its laser beam printers easy to maintain. Most of Canon laser beam printer sales are on an OEM basis. Canon also distributes Canon brand laser beam printers in Japan, Europe and Oceania.

     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performance the technology has to offer. Canon provides high-performance and high value added models both in single-function printers and multi-function printers. In response to heated competition in the inkjet printer segment, Canon launched several new models in fiscal 2003. Particularly noteworthy were the bubble jet printers supporting the PictBridge digital camera-printer communications standard, which were released in the second half of the year. These new models incorporated New MicroFine Droplet Technology, which has boosted image quality and print speed over those offered on previous models. The keys to a successful printer are speed, image quality and paper handling capabilities. Although ranked high among the leaders in all three categories, Canon has targeted each category for improvements. Additionally, the PictBridge system has been marked for enhancement, and future printers will offer even stronger integration with digital cameras.

     Canon markets a wide variety of products for a spectrum of user needs, including image scanners in CanoScan LiDE series using Contact Image Sensor, scanners with charge-coupled devices for high resolution that can also scan film in the CanoScan series, and film scanners that handle both 35 mm film and advanced photo system cartridge. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy PC connection via universal serial bus interface. However, since peaking in 2000, the scanner market has continued to shrink at a rate of 10% to 20% per year. Under the prevailing highly competitive conditions, it is necessary for Canon to attain a high market share. To achieve that goal, Canon has successfully introduced several new scanner models.

     Business information systems

     Business information systems primarily consist of micrographic equipment, personal computers, calculators, document scanners and work stations.

     With the movement toward digitalization, the need to scan documents into text data or image data is expanding. Canon’s document scanners rapidly and efficiently digitize large volumes of information on paper. Canon offers a wide range of scanner models, including color capable compact sheet-fed types and a flatbed model suitable for book-type documents. Canon also offers a hybrid model that can create microfilm records while digitizing the information. Canon’s diverse lineup seeks to meet increased demands for digitizing office documents to share across Internet or intranet platforms or to capture data from forms with optical character recognition.

     Canon’s calculator operations, from development to production and marketing, are centered in Hong Kong. The Canon tradition of technological innovation has been inherited by its personal information products, from calculators with printers to electronic dictionaries. Canon continues to develop distinct, appealing personal information products that reflect trends and demand.

     The work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.

-Cameras-

     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, and various camera accessories.

     Digital cameras have become common tools to input images into PCs. In addition to ensuring the best possible image quality throughout its product lineup, Canon offers digital compact cameras that are easy to use and to carry. In 2003, the compact digital camera market continued to show significant growth. Canon introduced six new PowerShot series and three Digital ELPH series cameras and has finally reached the top position in the industry, in unit sales basis.

     Canon’s digital single-lens reflex cameras are designed to meet needs from amateurs to professionals. These cameras incorporate innovative technologies such as 45-point area auto-focus, eye-controlled auto-focus, depth-of-field control, Base-stored Image Sensor (BASIS), Complementary Metal Oxide Semiconductor (CMOS) imaging sensors, Digital Imaging Processor (DIGIC), and a fully electronic mount system to transmit data between the lens and the camera chassis. Particularly in the digital single-lens reflex camera segment, popular new product offerings including the EOS 10D and EOS Digital Rebel (EOS 300D Digital) bolstered Canon’s dominant position worldwide. Canon’s digital single-lens reflex cameras feature the company’s proprietary, CMOS imaging sensors to offer advantages like low image noise, and low power consumption. Both the sensor technology, and the cameras themselves, won numerous awards in the respective industries.

     Canon also offers a comprehensive line-up of conventional film cameras to satisfy the needs of users everywhere, from models with high-performance zoom lenses to models with large enhanced viewfinders and full water resistance. Hindered by the surging popularity of digital cameras, the continued shrinking of the conventional film camera market has been a recent trend. Canon’s introduction of new models in fiscal 2003, however, enabled it to retain its position firmly atop this market worldwide and to record a healthy level of profitability. With a cautious eye on market trends, Canon will continue to develop new products and maintain a firm commitment to the film camera market.

     In the camera lens segment, technological developments, including diffractive optical elements, image stabilizer and ultrasonic motor, have helped Canon to maintain a technical lead over other makers. Canon offers over 50 lenses in the EF series. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as silver-halide cameras, greatly contributing to Canon’s sales. Due to market expansion of digital single-lens reflex cameras, sales of middle to high-class lenses have been increasing. The introduction of new lenses offering optimum performance with Canon’s digital single-lens reflex cameras is planned for 2004.

     Canon also provides full line-up video camcorders from versatile, compact and stylish models to its flagship models for professionals. Canon’s video camcorders incorporate the same optical technologies and digital signal processing technology as its world-renowned cameras, and come equipped with optical image stabilizers and its one-chip video integrated circuit signal-processing system large scale integration to ensure high image quality. Canon’s video camcorders are favored by many users for its optical image stabilizer, and red-green-blue primary color filters. The adoption of megapixel charge coupled devices, secure digital memory cards and universal serial bus connectivity offers a wealth of possibilities for the creation and management of still images, as well as video. In addition, together with DV Messenger software, Canon video camcorders can be used to communicate via the Internet with real-time sound and images. the worldwide digital video camcorder market, Canon’s eight new products have increased its share in the market. According to GfK Marketing Services Japan Ltd., a market research company, Canon’s Optura 300 (MVX 10i) maintained the leading position in terms of units of sales in the Japanese market for the three months from October through December of fiscal 2003. The Optura was rated highly for its advanced DIGIC DV digital imaging processor, which improves both digital movie quality and digital still quality.

     Since Canon introduced the new PictBridge-equipped CP series compact photo printers in fiscal 2003, the market has shown very positive signs of accepting this distinctive new printer category. Canon’s CP series of dye-sublimation photo printers allows users to print digital photos without having to use a PC, thereby creating a new photo-processing culture for digital camera users. In fiscal 2004, Canon aims to show strong leadership and presence in this new printer market.

-Optical and other products -

     Canon’s optical and other products includes semiconductor production equipment, broadcasting lenses, medical equipment and electronic components.

     Semiconductor production equipment includes steppers and mask aligners. Steppers are used to expose circuits on silicon substrates. Canon has commercialized a Krypton Fluoride excimer-laser steppers and an Argon Fluoride excimer-laser scanning steppers. At the top of its class, the new Argon Fluoride excimer-laser scanning stepper makes possible top-level throughput rates of over 140 wph (wafers per hour) for 300 mm wafers. Canon announced in Japan in July, 2003 that it had begun accepting purchase orders for its latest 300 mm-compatible lithography tool—the Canon FPA-6000ES6—a Krypton Fluoride scanning stepper enabling volume production at the 100 nm process node.

     Mask aligners are used to produce liquid crystal displays, or LCDs, and Canon’s model for large-sized LCD substrates are sold particularly well in line with increased demand for large flat panels for PC display and LCD televisions. Canon, together with nine other Japanese semiconductor-industry companies, have formed the Extreme Ultraviolet Lithography System Development Association. The consortium aims to develop key technology for next-generation lithography.

     Canon is the world leader in television broadcasting lenses, which are used to capture images from sports and news events, concerts and studio broadcasts.

     Medical equipment sold by Canon includes X-ray cameras, retinal cameras, autofractmeters and image-processing equipments for computerized diagnostic systems. Canon’s pioneering digital radiography system takes X-ray photography and medical diagnosis into the digital age.

     Other products sold by Canon include electronic components, such as magnetic heads for audio and video tape recorders and micro-motors for printers and other components, which are sold primarily to equipment manufacturers. Canon has also been developing a cost efficient solar-power system that incorporates amorphous silicon technology which is used in Canon’s high-end monochrome copying machines.

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

     In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., mainly to dealers and retail outlets.

     In Europe, Canon sells its products primarily through Canon Europa N.V., which sells primarily through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by Canon (U.K.) Ltd. in the United Kingdom, and by Canon France S.A. in France.

     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users by Canon Australia Pty. Ltd. in Australia.

     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2003, such sales constituted approximately 20% of Canon’s consolidated net sales, as compared to 21% in the previous fiscal year.

Service

     In Japan and overseas, product service is provided in part by independent retail outlets and designated service centers that receive technical training assistance from Canon. Canon also services its products directly.

     Most of Canon’s business machines carry warranties of varying terms depending upon the model and the country of sale. Cameras and camera accessories carry a one-year warranty based on normal use.

     Canon services its copying machines and supplies replacement drums, parts, toner and paper. In Japan, most customers enter into a maintenance service contract under which Canon provides maintenance services, replacement drums and parts in return for a per-copy charge. Copying machines which are not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.

NET SALES BY PRODUCT GROUP

	Years ended December 31
	2003		change	2002	change	2001
	(Millions of yen except percentage data)
Bussiness machines:
Office imaging products	Yen	1,061,099	+3.7%	1,023,131	+4.4%	980,053
Computer peripherals		1,089,312	+3.2	1,055,956	+0.8	1,047,385
Bussiness information products		123,493	-16.1	147,108	-25.0	196,051

		2,273,904	+2.1	2,226,195	+0.1	2,223,489
Cameras		653,540	+34.5	485,778	+27.4	381,367
Optical and other products		270,628	+18.6	228,155	-24.6	302,717

Total	Yen	3,198,072	+8.8	2,940,128	+1.1	2,907,573

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2003		change	2002	change	2001
	(Millions of yen except percentage data)
Japan
Unaffiliated customers	Yen	856,851	+8.6%	789,066	-8.1%	858,580
Intersegment		1,662,172	+12.7	1,475,091	+7.0	1,378,031
Total		2,519,023	+11.3	2,264,157	+1.2	2,236,611

Americas
Unaffiliated customers	Yen	1,044,998	+3.7%	1,007,572	+2.4%	983,561
Intersegment		8,101	-17.3	9,791	-44.0	17,475
Total		1,053,099	+3.5	1,017,363	+1.6	1,001,036

Europe
Unaffiliated customers	Yen	968,938	+13.6%	852,931	+5.9%	805,243
Intersegment		3,861	-16.8	4,639	+89.4	2,449
Total		972,799	+13.4	857,570	+6.2	807,692

Others
Unaffiliated customers	Yen	327,285	+12.6%	290,559	+11.7%	260,189
Intersegment		503,119	+17.9	426,914	+42.6	299,410
Total		830,404	+15.7	717,473	+28.2	559,599

Eliminations
Unaffiliated customers	Yen	—	—%	—	—%	—
Intersegment		(2,177,253)	—	(1,916,435)	—	(1,697,365)
Total		(2,177,253)	—	(1,916,435)	—	(1,697,365)

Consolidated
Unaffiliated customers	Yen	3,198,072	+8.8%	2,940,128	+1.1%	2,907,573
Intersegment		—	—	—	—	—
Total		3,198,072	+8.8	2,940,128	+1.1	2,907,573

Note: Net sales geographic area is determined by the location of the Canon entity originating the sale.

Total operating profit by category is discussed in Item 5A “Operating Results”.

Seasonality

     Canon’s sales for the 4th quarter period are usually higher than those in the other three quarters, mainly owing to strong demand for consumer products, such as cameras and bubble jet printers, during the year-end holiday. In Japan, corporate demand for office products peaks in the 1st quarter, as many Japanese companies close their books in March. Sales also tend to increase at the start of the new school year in each of the respective regions.

Sources of supply

     Canon purchases a variety of parts and raw materials, such as glass, aluminum, plastic, steel and chemicals for use in product manufacturing. All finished and semi-finished products purchased from outside sources are produced in accordance with Canon’s designs and specifications. Canon purchases parts and raw materials worldwide for its global production activities. Canon assesses and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, stability of supply and financial condition. In addition, there has been a recent increase in prices of parts for optical products, due in part to the limited number of suppliers of glass materials and light source lasers. However, Canon has not experienced any difficulty obtaining parts or raw materials and believes that it will be able to continue to obtain the same in sufficient quantities to meet its needs.

     Canon also places significant emphasis on in-house development of production tools. Canon recently purchased a mold-production company, adding to its ability to produce many of the metal molds needed for production. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. Key tools such as these are not marketed for sale; they are reserved for use within the Canon Group. Canon’s ability to develop its own production tools helps establish quality control and allows for speed and flexibility when retooling is necessary — a crucial advantage in its cell production processes. Cell production is the production system in which the entire production process is undertaken by small groups of employees. In-house tool development may also help cut costs over time and prevent the leakage of Canon’s core proprietary technologies.

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

     The competitive environments in which each product group operates are described below:

     •   Business machines

     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation, Hewlett-Packard Company, Lexmark International Group Inc., Ricoh Company, Ltd., and Epson Corporation. Canon believes that it is one of the leading global manufacturers of digital MFDs, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to computer networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In China, whose markets are expected to expand since its joining of the World Trade Organization, the current market leaders are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. However, Canon is striving to become one of the leading players in China. Canon believes that the introduction of new digital technologies and value-added solutions will help steer Canon’s business successfully through fast-moving markets such as China.

     •   Cameras

     Competition in the camera industry is intense, with many established market participants offering similar products. Canon’s primary competitors in digital cameras are Sony Corporation, Fuji Photo Film Co., Ltd., Olympus Optical Co., Ltd., Nikon Corporation, Casio Computer Co., Ltd. and Eastman Kodak Company. Currently, Canon shares the top position with Sony Corporation in unit sales of compact digital cameras, while Canon is the current leader in the digital single-lens reflex camera segment. Canon’s primary competitors in conventional film cameras are Nikon Corporation, Konica Minolta Holdings, Inc., Pentax Corporation, Olympus Optical Co., Ltd., and Fuji Photo Film Co., Ltd. Hindered by the surging popularity of digital cameras, the conventional film camera market continued to shrink in fiscal 2003. The introduction of new models, however, enabled Canon to retain its position firmly atop this market worldwide. Canon’s primary competitors in digital video camcorders are Sony Corporation, Victor Company of Japan Ltd. and Matsushita Electric Industrial Co., Ltd. In fiscal 2003, Canon expanded greatly its overall market share in digital video camcorders, especially in the United States. Canon believes that developing cameras with increasingly high resolution and faster image processing are critical to its ability to remain competitive in the fast-growing digital camera market segment.

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

     Canon’s primary competitors in the market for steppers and aligners are Nikon Corporation and ASML Holding N.V., or ASML. Nikon Corporation has a reputation for its excellent technology, especially optical lenses, and Intel Corporation, the world’s leading semiconductor manufacturer, is one of their major customers. ASML has in recent years improved its competitive position by taking advantage of government subsidies and by focusing on the rapidly growing foundry manufacturer industry. In fiscal 2002, ASML further increased its competitive position by acquiring SVG Lithography Systems Inc. As a result of the acquisition, ASML is now one of the largest semiconductor manufacturing equipment companies in Europe.

     Because of the substantial capital expenditures required to install and integrate equipment into a semiconductor production line, semiconductor manufacturers tend to purchase their stepper and aligner production equipment from the vendor that originally supplied the chip fabrication equipment. Canon competes principally on its ability to meet and exceed product specifications, including resolution and throughput, quality, reliability and system maintenance cost. Because of the very rapid pace of technological innovation in the semiconductor industry, Canon also believes that its ability to provide new products on a timely basis is also a key competitive consideration for customers seeking to integrate stepper and aligner production systems into the planning and design of their new facilities.

Patents and licenses

     Canon holds a large number of patents (including utility model rights), design rights and trademarks in Japan and abroad to protect its research and development and utilizes these intellectual property rights as important strategic management tools. For instance, Canon has obtained and maintains its intellectual property rights such as patents in its products business operations, and forms alliances and technological exchanges with other companies.

     According to the Statistical Report issued annually by the United States Patent and Trademark Office, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States.

     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, particularly in areas such as electrophotography, laser beam printers, multifunction printers and facsimiles.

     Some examples include:

Oki Electric Industry Co., Ltd.	(LED printers)
Konica Corporation	(electrophotography)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)
Sharp Corporation	(facsimiles)
Toshiba Corporation	(business machines)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Brother Industries, Ltd.	(electrophotography and facsimiles)
Kyocera Mita Corporation	(electrophotography)

     Canon has also been granted licenses with respect to patents held by other companies.

     Some examples include:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording, communication devices)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
SI Diamond Technology Inc.	(display technology)

     Canon has also entered into cross-licensing agreements with other major industry participants.

     Some examples include:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(Bubble Jet printers)
Xerox Corporation	(business machines)
Matsushita Electric Industrial Co., Ltd.	(video tape recorders and video cameras)
Eastman Kodak Co.	(electro-photography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles, and word processors)

     Canon has placed high priority on the management of its intellectual property as part of its management strategies to enhance its global business operations. Some products which are material to Canon’s operating results, incorporate patented technology which is critical to the continued success of these products. Typically, these products incorporate technology reflected in dozens of different patents. Canon does not believe that its business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon, any particular patent, copyright, license or intellectual property rights or group thereof.

Environmental regulations

     Canon is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation, and environmental health and safety. Some of the environmental laws which affect Canon’s businesses are summarized below.

1.   European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment , or RoHS Directive, and Directive on Waste Electrical and Electronic Equipment, or WEEE Directive.

     These directives were adopted by the European Parliament in December 2002. Member states are required to bring into force the laws necessary to comply with these directives by August 13, 2004. Commencing July 1, 2006, companies must ensure that their electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon will be required to adapt its products so that they do not contain the prohibited hazardous substances.

     The WEEE Directive requires that by August 13, 2005, companies that sell electrical and electronic equipment bearing their trade names in the European Union must arrange and pay for the collection, treatment, recycling, recovery and disposal of their equipment and achieve designated recycling rates by December 31, 2006. Pursuant to the WEEE Directive, Canon will be required to establish collection and recycling systems for waste electrical and electronic equipment and achieve the recycling ratio of waste electrical and electronic equipment by the designated dates. The increased cost associated with the WEEE directive may adversely affect Canon’s results of operations.

2.   Superfund of the United States.

     Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and the Resource Conservation and Recovery Act (collectively known as “Superfund”) and related state laws, certain persons may be liable for the release or threatened release of hazardous substances, including petroleum and its derivatives, into the environment. These persons include the current owner or operator of property where the release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who arranged for the disposal of hazardous substances at the property. Liability under CERCLA is strict, retroactive, and in most cases involving the state government as plaintiff, is joint and several, so that any responsible party may be liable for the entire cost of investigating and remediating the release of hazardous substances. As a practical matter, however, liability at most CERCLA and similar sites is shared among all solvent, potentially responsible parties. The liability of a party is determined by the cost of investigation and remediation, the portion of the hazardous substance(s) the party contributed to the site, and the number of solvent, potentially responsible parties.

     Canon has identified a potential remediation site in connection with one of its former manufacturing sites. See “Risk Factors—Risks Related to Canon’s Business —Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

3.   Soil Pollution Prevention Law of Japan

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

     In response to the law, Canon has commenced a detailed survey and measurement of soil and groundwater to determine the existence of pollution at all of Canon Group’s operational sites in Japan. The survey and measurement will entail considerable cost. Additional costs may arise as remedial measures become necessary. These factors may adversely affect Canon’s results of operations and financial conditions.

4.   Law for Promotion of Effective Utilization of Resources of Japan

     The Law for Promotion of Effective Utilization of Resources of Japan, or the “Resources Law”, was enacted in April 2001. The Resources Law requires specified recycling industries, including the copying machine industry, to enact measures designed to promote waste reduction, reuse and recycling of raw materials. These requirements will increase Canon’s costs and may have an adverse affect on its results of operations and financial conditions.

5.   Law on Promoting Green Purchasing of Japan

     The Law on Promoting Green Purchasing of Japan took effect in April 2001. The law encourages both national and local governments to procure products with low environmental burdens. Businesses are required to provide information that is necessary to determine the environmental impact of products that they manufacture.

     In response to the law, Canon expects in the future to:

•	manufacture products that consume less electricity to prevent global warming and to conserve energy,

•	use recycled parts and recycled materials,

•	reduce the types of raw materials used in order to conserve resources,

•	accelerate the date by which the requirements of the law are implemented to promote the elimination of hazardous substances.

     The law also requires Canon to collect its used products and recycle them, establish alternative technologies for hazardous substances used in products and standardize the substances used in its products. These measures will entail additional costs and may adversely affect its results of operations and financial conditions.

6.   California Electronic Waste Recycling Act of 2003

     Enacted in September 2003, the California Electronic Waste Recycling Act seeks to create a system for the collection and recycling of electronic products. The Act makes it unlawful to sell, on and after July 1, 2004, a covered electronic device in California to a consumer unless the California Integrated Waste Management Board or the California Environmental Protection Agency’s Department of Toxic Substances Control determines that the manufacturer of that device is in compliance with the Act. Electronic devices covered include cathode ray tubes, cathode ray tube devices, flat panel screens, or any other similar video display device with a screen size greater than four inches measured diagonally, if the Department of Toxic Substances Control determines that they are hazardous when discarded or disposed. The Act prohibits the sale of a covered electronic device, after January 1, 2005, that is not labeled, as specified in the Act. Under the Act, retailers selling a covered electronic device in California must collect an electronic waste recycling fee from the consumer on and after July 1, 2004, and to transmit the fee to the California Integrated Waste Management Board. A manufacturer that sells covered electronic devices in California must, by July 1, 2005, and at least once annually thereafter, submit a report to the California Integrated Waste Management Board on the number of covered electronic devices it sold in California during the previous calendar year and other information regarding certain specified materials in those devices. This other information includes estimated amounts of use and reduction in the use from the previous year of six hazardous substances (lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers), as well as estimated amounts of recycled materials contained in covered devices. Manufacturers are also required to make information available to consumers describing where and how to return, recycle and dispose of a covered electronic device. The scope of the covered devices is yet unclear, and Canon will incur costs once the Department of Toxic Substances Control determines which of its products are covered by the Act.

7.   Draft European Union Directive on Batteries and Accumulators and Spent Batteries and Accumulators

     On November 21, 2003, the European Commission proposed a draft Directive on Batteries and Accumulators and Spent Batteries and Accumulators to replace a similar existing directive. Whereas the existing directive applies only to batteries with a certain mercury, cadmium and lead content, the new directive applies to all batteries and accumulators placed on the European Community market. When enacted, the new directive will require specified labels on all batteries. In addition, the directive establishes specific targets for collection, treatment and recycling of batteries and accumulators. Canon expects that compliance with the directive will increase its financial costs such as recycling fees and guarantees of products placed on the market.

8.   Clean Production Promotion Law of China

     The Clean Production Promotion Law of China, effective as of January 1, 2003, provides, among other things, for environmentally conscious design, elimination of hazardous substances, ease of disassembly, material identification, collection and recycling. The Chinese government is expected to publish a list of products to be collected, but it is yet unclear what action Canon needs to take at the present time.

9.   Draft Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products of China

     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry and State Environmental Protection Administration are drafting a proposal — Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products - that regulates the content of electronic information products. This draft law, the latest version of which was issued in August 2003, would prohibit certain substances from being included in electronic products that are manufactured or sold in China. In addition to the six substances prohibited by the EU RoHS Directive, the draft Chinese law would also prohibit “other hazardous substances”, although it is unclear what substances are covered by this phrase. The proposed law requires producers to label goods that contain harmful materials and designate them as fully-recyclable, partially-recyclable, or non-recyclable. Producers would also be required to assume costs of recovery of discarded equipment. The August 2003 draft does not indicate when the law might become effective, although a previous draft proposed an effective date of January 1, 2006.

     New environmental legislation and regulations such as the RoHS Directive in Europe and similar legislation and regulation in other countries will have an impact on Canon’s production methods. Lead-free solder, for example, which is to replace traditional toxic lead solder, demands different and more complex manufacturing processes due to its higher melting point. Although the details of the RoHS Directive are yet unclear, Canon has proceeded to develop a “green”, toxic-free procurement policy with other industry leaders.

     In addition, Canon has long been an industry leader in the recycling of laser inkjet cartridges and other consumable items, as well as in the actual materials used for the production and packaging of its products. In 1990, Canon pioneered the collecting and recycling of used toner cartridges, and has to date recycled over 120,000 tons of those cartridges. Today, the toner cartridges Canon collects are 100% recycled in four facilities worldwide.

     C.   Organizational structure

     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31,2003, Canon had 198 consolidated subsidiaries and 19 affiliated companies accounted for by the equity method.

     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated, as of December 31, 2003.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Sales Co., Inc.	Tokyo, Japan	50.3%	51.1%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment

     Canon’s manufacturing is conducted primarily at 18 plants in Japan and 14 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2003 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Shimomaruko Headquarters, Tokyo (Corporate Headquarters)	2,473	Develop business machines and cameras; prosecute patents; conduct purchasing, quality assurance, research, and planning for production engineering and technology

Kosugi Office, Kanagawa	398	Conduct R&D in software and systems

Fuji-Susono Research Park, Shizuoka	1,014	Conduct R&D in electro-photographic technologies

Canon Research Center, Kanagawa	137	Conduct R&D of basic and advanced technologies for future businesses

Hiratsuka Development Center,	460	Conduct R&D in electronic devices and display

Ayase Office, Kanagawa	315	Conduct R&D in semiconductor devices

Ecology Research & Development Center, Kyoto	92	Conduct R&D in environmental technologies

Optics R&D Center, Tochigi	187	Conduct R&D in optics technologies

Tamagawa Plant, Kanagawa	434	Development of inkjet printers and inkjet chemicals

Utsunomiya Plant, Tochigi	586	Produce camera lenses, video camcorder lenses, broadcasting lenses and other specialized optical lenses

Toride Plant, Ibaraki	2,406	Conduct R&D in electro-photographic technologies, mass-production trials and support, and produce copying machines and laser beam printer consumables

Ami Plant, Ibaraki	1,258	Produce business machines, tools, production equipment and optical products

Utsunomiya Optical Products Operations, Tochigi	1,005	R&D, manufacturing, sales, servicing of steppers; R&D, sales of optical broadcasting equipment; R&D, sales, servicing of medical equipment

Kamisato Office, Saitama	62	Produce medical equipment

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Electronics Inc. Plants, Saitama and Gunma	1,070	Produce laser beam printers, laser beam printer units, magnetic components and micrographics

Canon Finetech Inc, Plants, Ibaraki, Tokyo, Yamanashi, and Fukui	1,405	Produce copying machines, copying machine consumables, copying machine parts, copying machine accessories, inkjet color card and label printers

Canon Precision Inc. Plants, Tokyo and Aomori	654	Produce micro-motors, precision parts and laser beam printer consumables

Optron Inc. Plant, Ibaraki	136	Produce optical crystals and vapor deposition materials

Canon Chemicals Inc. Plants, Ibaraki	1,390	Produce copying machine and laser beam printer consumables

Canon Components Inc. Plant, Saitama	357	Produce contact image sensors and inkjet printer consumables

Oita Canon Inc. Plant, Oita	320	Produce 35mm and advanced photo system cameras, digital video camcorders and digital cameras

Nagahama Canon Inc. Plant, Shiga	1,021	Produce laser beam printers, laser beam printer consumables, inkjet printer consumables

Oita Canon Materials Inc. Plant, Oita	1,190	Produce copying machine and laser beam printer consumables

Ueno Canon Materials Inc. Plant, Mie	559	Produce copying machine and laser beam printer consumables

Fukushima Canon Inc.Plant, Fukushima	649	Produce inkjet chemicals

Canon N.T.C., Inc. Plants, Ibaraki and Saitama	1,322	Produce parts for business machines

Nisca Corporation Plant, Yamanashi	676	Produce copying machine parts and accessories

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)

[Europe]

Canon Giessen GmbH Plant, Giessen, Germany	359	Produce copying machines and copying machine consumables

Canon Bretagne S.A.S. Plant, Liffre, France	506	Produce copying machines, copying machine consumables and laser beam printers

[America]

Canon Virginia, Inc. Plants, Virginia, U.S.	1,010	Produce laser beam printers and laser beam printer consumables; refurbish copying machines

[Asia]

Canon Inc., Taiwan Plant, Taiwan	432	Development and manufacture 35mm single-lens reflex cameras and leaf shutter cameras; manufacture advanced photo system cameras

Canon Opto (Malaysia)Sdn. Bhd. Plant, Selangor, Malaysia	551	Produce leaf shutters, advanced photo system cameras, digital cameras, video camcorder and camera lenses

Canon Dalian Business Machines, Inc. Plant, Dalian China	1,213	Produce laser beam printers and laser beam printer consumables

Cannon Zhuhai, Inc. Plant, Zhuhai, China	669	Produce leaf shutter cameras, laser beam printers, facsimile machines and scanner

Tianjin Canon Co., Ltd. Plant, Tianjin, China	154	Produce copying machines

Guang-Dong United Optical Instrument Co., Ltd. Plant, Guang Dong, China	14	Produce leaf shutter cameras

Canon Hi-Tech (Thailand) Ltd. Plant, Ayutthaya, Thailand	1,043	Produce copying machines, inkjet printers and facsimile machines

Canon Engineering (Thailand) Ltd. Plant, Ayutthaya, Thailand	128	Produce business machines part molds and dies

Canon Zhougshan Business Machines Co., Ltd. Plant, Zhougshan, China	470	Produce laser beam printers

Canon Vietnam Co., Ltd. Plant, Hanoi, Vietnam	275	Produce inkjet printers

Canon Suzhou Inc. Plant, Suzhou, China	921	Produce copying machines

     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. At December 31, 2003, book value Yen 11,358 million of land, buildings and related equipment were subject to mortgages securing Yen 4,955 million of Canon’s indebtedness.

Item 5.  Operating and Financial Review and Prospects

     A. Operating Results

     The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and result of operations.

Overview

     Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, inkjet printers, cameras, steppers and aligners. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

     Canon divides its businesses into three product groups: business machines, cameras and optical and other products. The business machines product group has three sub-groups: office imaging products, computer peripherals and business information products.

Economic environment

     Looking back at the global economy in 2003, although economic conditions in the United States remained stagnant during the first half of the year, a recovery quickly took hold from the third quarter, led by healthy consumer spending resulting from tax cuts, and growth in capital investment in the private sector, which was supported by the low-interest rate monetary policy. The economies of Europe remained flat through most of 2003, although an increase in exports accompanying the upturn in the U.S. economy pointed to signs of a recovery in the region in the latter half of the year. Asian economies grew substantially during 2003, particularly in China, as the adverse effects of the Severe Acute Respiratory Syndrome (SARS) epidemic were kept to a minimum. In Japan, while there were no signs of a turnaround in consumer spending or employment and income conditions, a gradual recovery was evident during the second half of the year as exports and capital investment showed steady improvement.

Summary of operations

     Canon achieved record highs in both consolidated net sales and net income, and a fourth consecutive year of sales and profit growth, mainly due to a significant increase in sales of digital cameras and color network digital multifunction devices, or MFDs. In fiscal 2003, Canon achieved 8.8% growth in net sales, to Yen 3,198,072 million, marking the first time it has surpassed the Yen 3,000 billion level, and a 44.6% increase in net income, to Yen 275,730 million. Canon’s gross profit increased by 14.9%, to Yen 1,608,900 million. This improvement was the result of an increase in sales volume as well an improved gross profit ratio, made possible through development reforms that shortened lead times for new product launches and cost savings realized through sustained production reforms.

Key performance indicator

     Following are the key performance indicators (“KPI”) that Canon uses in managing its business. The changes from year to year in these KPI are set forth in the table shown below.

KEY PERFORMANCE INDICATOR

	2003		2002		2001		2000
Net sales (Millions of yen)	Yen	3,198,072	Yen	2,940,128	Yen	2,907,573	Yen	2,696,420
Gross profit to net sales ratio		50.3%		47.6%		44.0%		41.5%
R&D expense to net sales ratio		8.1%		7.9%		7.5%		7.2%
Operating profit to net sales ratio		14.2%		11.8%		9.7%		8.7%
Inventory turnover within days	49 days		51 days		57 days		65 days
Debt to total assets ratio		3.1%		5.0%		10.4%		13.8%

Note: Inventory turnover within days: Inventory divided by net sales for the previous six months, multiplied by 182.5.

-Revenues-

     As Canon seeks to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. Following are some of the KPI relating to revenues that management considers to be important.

     Net sales is one of the KPI. Canon derives net sales primarily from the sale of products, and provision of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group important in assessing Canon’s performance in sales in various product groups in light of market trends.

     Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms in product development, Canon has been striving to shorten product-development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through production reforms activities. These achievements have contributed to improving Canon’s gross profit ratio, and Canon will continue to pursue further shortening of product development lead times and reductions in production cost.

     Operating profit ratio (ratio of operating profit to net sales) and research and development (“R&D”) expense to net sales ratio are considered by Canon to be KPI. Canon places significant emphasis on operating profit, and is focusing on two areas for improvement. On one hand, Canon strives to control and reduce its selling, general and administrative expenses. On the other hand, Canon’s R&D policy is designed to maintain a high level of spending in core technology in order to sustain Canon’s leading position in its current fields of business, and to explore possibilities in other markets. Canon believes such investments will be the basis for future success in its business and operations.

-Cash Flow Management-

     Canon also places significant emphasis on cash flow management. The following are the KPI relating to cash flow management that management believes to be important.

     Inventory turnover within days is a KPI because it is a measure of supply-chain management efficiency. Inventories have inherent risks of becoming obsolete, deteriorating or otherwise decreasing in value significantly, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is important to continue reducing inventories and shorten production lead times in order to achieve early recovery of related product expenses by strengthening supply-chain management.

     Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations and also seeks debt-free operations. For a manufacturing company such as Canon, the process for realizing profit on any endeavor can be lengthy, involving as it does R&D, manufacturing, and sales activities. Management, therefore, believes that it is important to have sufficient financial strength so that it does not have to rely on external funding. Canon has continued to reduce its reliance on external funding for capital investments in favor of generating the necessary funds from its own operations.

Product information

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

•	The business machine product group includes office imaging products, computer peripherals and business information products.
     Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
     Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.
Business information products include micrographic equipment, personal computers and calculators.

•	The camera product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.

•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

     Effective January 2003, Canon reclassified certain products that were historically included in business systems, now called business information products. Facsimiles, including certain personal digital MFDs, are now classified as office imaging products. Products based on inkjet technology are now classified as inkjet printers in computer peripherals. In connection with these business alignment adjustments, copying machines were renamed office imaging products and business systems were renamed business information products. Information for previous fiscal years has been reclassified to conform to the current classification.

Critical accounting policies and estimates

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Revenue recognition

     Canon recognizes revenue for sales of products when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for equipment with acceptance provisions such as steppers and aligners at the time when the equipment is received by the customer and the specific criteria of the equipment functionality is successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage.

Allowance for doubtful accounts

     Allowance for doubtful accounts is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. Canon maintains a bad debt reserve for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

Valuation of inventories

     Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories. Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the market value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

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

Collectibility of receivables

     Canon is required to estimate the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness of each customer, taking into account business conditions, turnover of receivables and financial positions of significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future, depending on the financial status of customers under the current environment. In case the financial quality of customers becomes worse, reserves for each customer will increase and will adversely affect net income.

Deferred tax assets

     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes, in any of these factors may require possible recognition of significant valuation allowance against these deferred tax asset balances. In the event Canon considers certain deferred tax assets not to be recoverable, unrecoverable amounts will be included in income taxes in the statements of income and may adversely affect net income.

Employee retirement and severance benefit plan

     Canon has significant employee retirement and severance benefit obligations which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs or credits in the future.

     Actual net periodic benefit cost may differ from net periodic benefit cost estimated at the beginning of a period due to changes in assumptions regarding the discount rate that would in turn affect service costs, changes in assumptions regarding the expected long-term rate of return on plan assets that would in turn affect interest cost on projected benefit obligations, and changes in assumptions regarding net amortization. The revised discount rate and expected rate of increase in future compensation levels are used to calculate net periodic benefit cost for the following fiscal year, unless more current valuations of plan assets and obligations are available.

     In preparing its financial statements for fiscal 2003, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 3.6%. In estimating the discount rate, Canon determines which of its long-term debt securities have the same maturity period as the remaining service period, and matches this period with the remaining life expectancy of Canon’s participants. In addition, in determining the discount rate, Canon takes into account estimations with respect to future changes expected by management in the interest rates of its debt securities. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately nine percent. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”.

     Increases in expected return on plan assets may decrease net periodic benefit cost by increasing expected return amounts, while differences between expected value and actual fair value of those assets could affect adversely net income in the following years, and vice versa. For fiscal 2004, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately ¥2,360 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, such value being calculated by taking into account potential changes in the fair value of the plan assets, to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral of unrecognized asset gains (losses) affects the value of plan assets in fiscal years and, ultimately, future pension income (expense).

     Canon’s domestic benefit plan weighted-average asset allocations (see note 11 to the consolidated financial statements) has changed from fiscal 2002 to fiscal 2003. In particular, cash, as a percentage of total plan assets, increased to 21.8% in fiscal 2003, compared to 6.8% in fiscal 2002. Canon increased the relative proportion of cash and decreased the relative proportion of equity securities and debt securities in anticipation of transferring a substitutional portion of its defined benefit pension plan to the Japanese government in fiscal 2004.

Consolidated result of operations

Fiscal 2003 compared with fiscal 2002

     Summarized results of operations for fiscal 2003 and fiscal 2002 are as follows:

	2003		Change		2002
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	Yen	3,198,072	+	8.8%	Yen	2,940,128
Operating profit		454,424	+	31.2		346,359
Income before income taxes and minority interest		448,170	+	35.8		330,017
Net income		275,730	+	44.6		190,737
Earnings per share:
Basic		313,81	+	44.2		217.56
Diluted		310,75	+	44.7		214.80

Note: See note of Item 3A “Selected Financial Data”.

Sales

     With respect to the markets in which the Canon Group operates, demand for digital cameras and digital video camcorders continued to expand in 2003. While shifting business demand toward multifunctionality and color stimulated strong sales of network digital MFDs, computer peripherals, which consists mainly of printers, struggled amid severe price competition. In the field of optical products, the semiconductor-production equipment market began to show signs of a recovery while increased demand for liquid crystal display (“LCD”) televisions fueled growth in the market for projection aligners. These increases were a result of enhanced development reforms activities such as 3D computer aided design (“3D-CAD”). These improvements have significantly shortened product-development lead times and thus made it possible to launch new, competitively priced products at a faster pace. Under these conditions, Canon’s consolidated net sales in fiscal 2003 totaled Yen 3,198,072 million. This represents an 8.8% increase from the previous fiscal year, reflecting a significant growth in sales of digital cameras and color network digital MFDs.

     Overseas operations are significant to Canon’s operating results and generated approximately 73% of total net sales in fiscal 2003. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations. The average value of the yen in 2003 was Yen 115.61 to the U.S. dollar, and Yen 131.02 to the euro, representing an appreciation of 8% against the U.S. dollar, and a depreciation of 10% against the euro, compared with the previous year. These effects of foreign exchange rate fluctuations unfavorably impacted net sales by approximately Yen 25,100 million. Net sales decreased by approximately Yen 105,800 million in U.S. dollars, increased by Yen 76,400 million in euro, and increased by Yen 4,300 million in other foreign currencies.

Cost of sales

     Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for the past three fiscal years was 49.7%, 52.4% and 56.0%, respectively.

Gross profit

     Canon’s gross profit in fiscal 2003 increased by 14.9% to Yen 1,608,900 million from fiscal 2002 as a result of increased sales and an improved gross profit ratio. Gross profit margins also benefited from cost reductions achieved through continued production reforms activities.

Selling, general and administrative expenses

     The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Selling, general and administrative expenses increased by 9.6% from the previous year and amounted to Yen 1,154,476 million. An increase in R&D expenditures and advertising and other marketing expenses largely accounted for this increase. Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew 10.9% from the previous year to Yen 259,140 million, resulting from increased R&D activities in the area of business machines and cameras. Advertising and other marketing expenses increased by 39.8% from the previous year to Yen 100,278 million, reflecting management’s policy to strengthen Canon’s corporate and brand images.

Operating profit

     Operating profit in fiscal 2003 significantly increased by 31.2% to Yen 454,424 million from fiscal 2002. Operating profit in fiscal 2003 was 14.2% of net sales, compared with 11.8% in fiscal 2002.

Other income (deductions)

     Other income (deductions) improved by Yen 10,088 million, due to the increase in net interest income resulting from the company’s strengthened financial condition, as well as the decrease in currency exchange losses and improved earnings of equity affiliates.

Income before income taxes and minority interests

     Income before income taxes and minority interests in fiscal 2003 was Yen 448,170 million, a 35.8% increase from fiscal 2002, and constituted 14.0% of net sales.

Income taxes

     Provision for income taxes increased by Yen 27,950 million from fiscal 2002, primarily as a result of the increase in income before income taxes. The effective tax rate during the term declined by 4.5% compared with fiscal 2002 due to an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations.

Net income

     Net income in fiscal 2003 increased substantially by 44.6% to Yen 275,730 million, which exceeds the growth rate of income before income taxes. This represents an 8.6% return on net sales.

Sales by product

     Canon’s sales by product group are summarized as follows:

	2003		Change	2002
	(Millions of yen except percentage data)
Business machines:
Office imaging products	Yen	1,061,099	+3.7%	Yen	1,023,131
Computer peripherals		1,089,312	+3.2		1,055,956
Business information products		123,493	-16.1		147,108

Total business machines		2,273,904	+2.1		2,226,195

Cameras		653,540	+34.5		485,778
Optical and other products.		270,628	+18.6		228,155

Total	Yen	3,198,072	+8.8%	Yen	2,940,128

     Sales of business machines, constituting 71% of consolidated net sales, increased 2.1%, to Yen 2,273,904 million in fiscal 2003.

     Sales of office imaging products increased 3.7%, to Yen 1,061,099 million. Demand for network digital MFDs appears to be shifting from monochrome machines to color models, as well as towards higher-end features. The Color imageRUNNER(iR) C3200/iRC3200N, Canon’s first color offerings in the high-end imageRUNNER(iR)-series lineup, was well received in Japan and overseas markets, and contributed significantly to increased sales of office imaging products. Among monochrome network digital MFDs, the high-end iR5000 series and iR105 models continued to record strong sales during the term. Color office imaging products accounted for 20% and 17% and monochrome office imaging products accounted for 72% and 75% of office imaging products sales in fiscal 2003 and 2002, respectively. Sales of facsimiles remained flat and accounted for the remaining 8% of sales of office imaging products in both fiscal 2003 and 2002.

     Sales of computer peripherals increased 3.2%, to Yen 1,089,312 million. While sales of laser beam printers were flat in the previous year due to inventory adjustment by Canon’s OEM partner, a recovery in orders fueled robust growth in terms of unit sales during 2003, especially among personal models. Although unit sales of inkjet printers increased due to favorable acceptance of such models as the i560, i860, and MultiPASS MP700/MP730 (high-speed multifunction inkjet systems), severe price competition resulted in a slight decrease in amount of sales. Sales of computer peripherals as a whole mainly increased, due to increased sales of laser beam printers. The adverse effect of severe price competition on sales of computer peripherals was more than offset by a rise in unit sales. As a result, sales of computer peripherals in 2003 increased by 3.2%.

     Sales of business information products decreased 16.1%, to Yen 123,493 million, in fiscal 2003, mainly due to management’s decision to curtail sales of personal computers on stand-alone basis, because such sales were unprofitable, and to concentrate more on providing comprehensive business solutions.

     Sales of cameras continued to achieve significant sales growth of 34.5%, totaling Yen 653,540 million. Amid the continued strong demand for digital cameras worldwide, Canon launched several new compact digital cameras in 2003, including six new PowerShot-series models and three new DIGITAL ELPH-series. These new products, led by the PowerShot S400 DIGITAL ELPH and PowerShot A70, contributed significantly to an increase in sales. Canon’s digital single-lens reflex cameras also enjoyed sales growth, supported by the introduction of new product lineups, including the EOS 10D, launched in the first half of 2003, and the EOS Digital Rebel, launched in September 2003. Sales of conventional film cameras continued to decline amid the increasing popularity of digital models. Digital cameras accounted of 61% and 45% and conventional film cameras accounted for 21% and 31% of camera sales in fiscal 2003 and 2002, respectively. Video camcorders accounted for the remaining 18% and 24% of camera sales in fiscal 2003 and 2002, respectively. In the field of digital video camcorders, the eight new products Canon launched in fiscal 2003, including the OPTURA 300, as well as the ZR Series (ZR60, ZR65, ZR70), contributed to increased sales. Sales of cameras constituted 20% of consolidated net sales in fiscal 2003, an increase of 4% from fiscal 2002, primarily due to increased sales of digital cameras.

     Sales of optical and other products increased 18.6%, to Yen 270,628 million. Sales of aligners for the production of LCDs displayed notable growth as the PC monitor industry continued its shift from cathode-ray tube (CRT) to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as the semiconductor market began to show signs of a turnaround. Sales of optical and other products constituted 9% of consolidated net sales in fiscal 2003 and increased 18.6% from fiscal 2002, primarily due to increased sales of aligners for LCDs and steppers.

Sales by region

     A summary of net sales by region in fiscal 2003 and fiscal 2002 is provided below:

	2003		Change	2002
	(Millions of yen, except percentage data)
Japan	Yen	801,400	+9.4%	Yen	732,551
Americas		1,045,166	+3.5		1,010,166
Europe		969,042	+13.1		857,167
Others		382,464	+12.4		340,244

Total	Yen	3,198,072	+8.8%	Yen	2,940,128

     Note: This summary of net sales by region of destination is determined by the location of the customer.

     A geographical analysis indicates that net sales in fiscal 2003 increased in every region.

     In Japan, net sales increased by 9.4% in fiscal 2003 despite a decrease in sales of personal computers due to Canon’s intentional curtailment of such sales in Japan. The results were mainly attributable to increased sales of office imaging products and digital cameras. Color network digital MFDs, which include the Color imageRUNNER(iR) C3200/iRC3200N, have been well received, contributing to increased sales of office imaging products.

     In the Americas, net sales increased by 11.9% on a local currency basis, mainly due to increased sales of digital cameras, network digital MFDs and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products. After accounting for the appreciation of the yen against the U.S. dollar, net sales in the Americas increased by 3.5%.

     In Europe, net sales increased by 5.4% on a local currency basis, mainly due to increased sales of digital cameras and laser beam printers. After accounting for the depreciation of the yen against the euro, net sales in Europe grew 13.1% in fiscal 2003.

     Sales in other areas increased by 12.4% on a yen basis in fiscal 2003, reflecting overall sales growth, particularly in digital cameras and semiconductor equipment.

Operating profit by product

     Operating profit for business machines in fiscal 2003 increased Yen 76,080 million to Yen 487,096 million. Operating profit ratio also improved by 2.9% to 21.4%. Sales of business machines in fiscal 2003 totaled Yen 2,273,904 million, an increase of 2.1%. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to an improvement in the gross profit ratio, a steady increase in sales volume resulted in an increase in operating profit in fiscal 2003 of 18.5%.

     Operating profit for cameras increased Yen 56,028 million to Yen 126,318 million. Significantly improved profitability for camera products resulted from the rapid growth in sales of digital cameras, along with a significant improvement in the gross profit ratio, made possible through effective cost-saving initiatives in development and production reforms activities. Consequently, operating profit in the camera segment increased by 79.7%.

     Optical and other products generated operating losses of Yen 11,414 million in 2003, an improvement from losses of Yen 11,652 million in fiscal 2002, despite increased sales of 18.5% for the segment. These continuing operating losses are primarily the result of severe price competition and a one-time expense for the disposal of inventories relating to obsolete scanning steppers.

Segment information by product and by geographic area for the years ended December 31, 2003 and 2002 are shown below. This segment information is prepared under Japanese GAAP.

The following table provides segment information by product:

	As of / for the year ended December 31, 2003
	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated
					(Millions of Yen )
Net sales:
Unaffiliated customers	Yen	2,273,904	Yen	653,540	Yen	270,628		—	Yen	3,198,072
Intersegment		—		—		141,718	Yen	(141,718)		—

Total		2,273,904		653,540		412,346		(141,718)		3,198,072

Operating cost and expenses		1,786,808		527,222		423,760		5,858		2,743,648

Operating profit	Yen	487,096	Yen	126,318	Yen	(11,414)	Yen	(147,576)	Yen	454,424

Assets	Yen	1,260,790	Yen	317,672	Yen	418,208	Yen	1,185,478	Yen	3,182,148
Depreciation and amortization		118,556		17,712		20,526		26,810		183,604
Capital expenditure		105,700		25,894		31,483		46,961		210,038

	As of / for the year ended December 31, 2002
	Business				Optical and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated
					(Millions of Yen )
Net sales:
Unaffiliated customers	Yen	2,226,195	Yen	485,778	Yen	228,155		—	Yen	2,940,128
Intersegment		—		—		139,608	Yen	(139,608)		—

Total		2,226,195		485,778		367,763		(139,608)		2,940,128

Operating cost and expenses		1,815,179		415,488		379,415		(16,313)		2,593,769

Operating profit	Yen	411,016	Yen	70,290	Yen	(11,652)	Yen	(123,295)	Yen	346,359

Assets	Yen	1,296,829	Yen	263,532	Yen	338,377	Yen	1,043,968	Yen	2,942,706
Depreciation and amortization		106,865		14,118		19,817		24,460		165,260
Capital expenditure		104,877		15,627		23,767		54,431		198,702

Notes:

(1)	General corporate expenses of Yen 147,616 million in fiscal 2003 and Yen 123,193 million in fiscal 2002 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,185,506 million in fiscal 2003 and Yen 1,044,036 million in fiscal 2002, which consist mainly of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

The following table provides segment information by geographic area:

	As of / for the year ended December 31, 2003
									Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated
	(Millions of Yen )
Net sales:
Unaffiliated customers	Yen	856,851	Yen	1,044,998	Yen	968,938	Yen	327,285		—	Yen	3,198,072
Intersegment		1,662,172		8,101		3,861		503,119	Yen	(2,177,253)		—

Total		2,519,023		1,053,099		972,799		830,404		(2,177,253)		3,198,072
Operating cost and expenses		2,025,442		998,492		946,282		806,281		(2,032,849)		2,743,648

Operating profit	Yen	493,581	Yen	54,607	Yen	26,517	Yen	24,123	Yen	(144,404)	Yen	454,424

Assets	Yen	1,600,726	Yen	306,140	Yen	546,625	Yen	249,755	Yen	478,902	Yen	3,182,148

	As of / for the year ended December 31, 2002
									Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated
	(Millions of Yen )
Net sales:
Unaffiliated customers	Yen	789,066	Yen	1,007,572	Yen	852,931	Yen	290,559		—	Yen	2,940,128
Intersegment		1,475,091		9,791		4,639		426,914	Yen	(1,916,435)		—

Total		2,264,157		1,017,363		857,570		717,473		(1,916,435)		2,940,128
Operating cost and expenses		1,867,817		969,542		836,341		699,420		(1,779,351)		2,593,769

Operating profit	Yen	396,340	Yen	47,821	Yen	21,229	Yen	18,053	Yen	(137,084)	Yen	346,359

Assets	Yen	1,485,238	Yen	346,021	Yen	460,521	Yen	202,388	Yen	448,538	Yen	2,942,706

Notes:

(1)	General corporate expenses of Yen 147,616 million in fiscal 2003 and Yen 123,193 million in fiscal 2002 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,185,506 million in fiscal 2003 and Yen 1,044,036 million in fiscal 2002, which consist mainly of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

(3)	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

Fiscal 2002 compared with fiscal 2001

Canon achieved record highs in fiscal 2002 in both consolidated net sales and net income, and the third consecutive year of sales and profit growth, mainly due to a significant increase in sales of digital cameras and digital video camcorders, and steady growth in the office imaging product group. In fiscal 2002, Canon achieved 1.1% growth in sales, to Yen 2,940,128 million, and a 13.8% increase in net income, to Yen 190,737 million. The improvement in profit margins in fiscal 2002 was largely attributable to cost reductions from product reformation activities and shortened lead times for bringing new products to market.

Summarized results of operations for fiscal 2002 and fiscal 2001 are as follows:

	2002		Change	2001
	(Millions of yen except per share
	amounts and percentage data)
Net sales	Yen	2,940,128	+ 1.1%	Yen	2,907,573
Operating profit		346,359	+ 22.9		281,839
Income before income taxes and minority interest		330,017	+ 17.2		281,566
Income before cumulative effect of change in accounting principle		190,737	+ 16.4		163,869
Net income		190,737	+ 13.8		167,561
Earnings per share:
Income before cumulative effect of change in accounting principle:
Basic		217.56	+ 16.3		187.07
Diluted		214.80	+ 16.4		184.55
Net income:
Basic		217.56	+ 13.7		191.29
Diluted		214.80	+ 13.8		188.70

Note: See note of Item 3A “Selected Financial Data”.

Sales

     The global economy reflected the following trends in 2002. The U.S. economy exhibited to signs of an economic upturn at the beginning of the year, led mainly by progress made in the area of inventory adjustment. In the second half of the year, however, the economic recovery in the United States began losing its momentum, owing to deterioration in consumer confidence, which resulted in sluggish consumer spending, and the collapse of several major companies, which led to a decline in business confidence. While European economies recovered moderately overall in 2002, the pace of recovery decelerated in Germany and France during the latter half of the year. In Asia, China’s economy continued to grow substantially while the other economies in the region sustained modest growth. The Japanese economy remained stagnant throughout the year with no signs of a recovery amid the harsh backdrop of falling stock prices and growing uncertainty over prospects for a recovery in the global economy, especially in the United States.

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

     Amid these conditions, Canon recorded 1.1% growth in sales, to Yen 2,940,128 million. This growth reflected increased sales of digital cameras and digital video camcorders, and steady growth in the office imaging segment offsetting decline in semiconductor production equipment and other product lines.

Cost of sales

     Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for the past three fiscal years was 52.4%, 56.0% and 58.5%, respectively.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased 5.5% from the previous year and amounted to Yen 1,053,672 million. This increase was primarily attributed to increase in R&D expenditures and advertising and marketing costs. Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures increased 6.9% from the previous year to Yen 233,669 million, resulting from increased R&D activities relating to cameras and optical and other products.

Operating profit

     Operating profit in fiscal 2002 totaled Yen 346,359 million, an increase of 22.9% from the previous year. Operating profit in fiscal 2002 was 11.8% of net sales, compared with 9.7% in fiscal 2001. In fiscal 2002, the depreciation of the yen increased net sales by approximately Yen 93,300 million and increased cost of sales by approximately Yen 15,300 million. Canon’s gross profit ratio during the year improved 3.6% to 47.6%. This improvement in gross profit margins reflects the positive effects of reforms with respect to Canon’s research and development (“R&D”) reformation activities, such as the incorporation of 3D computer aided design (“3D-CAD”). These improvements have significantly shortened product-development lead times and thus made it possible to launch competitive new products in succession, which has supported favorable pricing. Gross profit margins have also benefited from reductions achieved through continued production reformation activities, and the lower value of the yen.

Other income (deductions)

     In the area of other income and expenses, the promotion of cash flow management has bolstered Canon’s financial strength, evidenced by an improvement in net interest income of Yen 3,551 in fiscal 2002 million compared with fiscal 2001, achieving a positive figure in this category for the first time. Currency exchange losses, however, increased by Yen 8,667 million to Yen 23,468 million, while securities contributed to the Company’s retirement benefit trust in fiscal 2001 resulted in a Yen 15,536 million gain. Consequently, non-operating income and expenses in fiscal 2002 worsened by Yen 16,069 million from fiscal 2001.

Income before income taxes and minority interests

     Income before income taxes in fiscal 2002 was Yen 330,017 million, a 17.2% increase from fiscal 2001, and constituted 11.2% of net sales.

Net income

     Net income in fiscal 2002 totaled Yen 190,737 million, an increase of 13.8% from fiscal 2001. This amount represents a 6.5% return on net sales. Income taxes as a percent of income before income taxes in fiscal 2002 remained at approximately the same level as for fiscal 2001, decreasing by 0.1% to 40.8%.

Sales by product

     Canon’s sales by product group are summarized as follows:

	2002		Change	2001
	(Millions of yen except percentage data)
Business machines:
Office imaging products	Yen	1,023,131	+ 4.4%	Yen	980,053
Computer peripherals		1,055,956	+ 0.8		1,047,385
Business information products		147,108	– 25.0		196,051

Total business machines		2,226,195	+ 0.1		2,223,489

Cameras		485,778	+ 27.4		381,367
Optical and other products		228,155	– 24.6		302,717

Total	Yen	2,940,128	+ 1.1%	Yen	2,907,573

     Sales of business machines (office imaging products, computer peripherals and business information products), constituting 75.7% of consolidated net sales, increased 0.1%, to Yen 2,226,195 million in fiscal 2002.

     Sales of office imaging products (including digital, color, office and personal models) increased 4.4%, to Yen 1,023,131 million. In the copying machines sub-segment, Canon’s imageRUNNER(iR)-series lineup of 16 to 105 copy-per-minute digital networked black-and-white multifunction copying machines showed steady sales growth in fiscal 2002. In particular, the mid-range iR2200/2800/3300 series and the high-end iR5000/6000 series, iR7200 and iR105 model recorded healthy sales during the term. While the color copying machine market showed some growth during the year, reflecting the growing acceptance of color office documents, sales of Canon color copying machines decreased slightly in fiscal 2002 due to a decrease in unit sales of high-end models.

     Sales of computer peripherals (mainly laser beam printers, inkjet printers and image scanners) suffered a slight decline of 0.8%, to Yen 1,055,956 million. While unit sales of laser beam printers increased in 2002, total sales slightly decreased due to an overall trend toward sales of lower-end models and to the strategic reduction of inventory balances by Canon’s original equipment manufacturing (“OEM”) partner in the first half of 2002. The introduction of new inkjet printer products, such as the BJ S500/300-series lineup and PIXUS 950i/550i models, contributed to strong sales of inkjet printers in the Japanese and U.S. markets. Although unit sales of inkjet printers decreased in 2002 compared to the prior year, total sales increased due to growth in sales of mid- and high-end models.

     Sales of the business information products (including micrographic equipment, personal computers and calculators) decreased 25.0%, to Yen 147,108 million in fiscal 2002. The decrease was mainly due to the declining sales of personal computers in Japan.

     Sales of cameras increased 27.4%, to Yen 485,778 million. Demand for digital cameras continued to be strong worldwide, with the successive introductions of new compact PowerShot-series and IXY DIGITAL-series models bolstering Canon’s lineup and contributing to a significant increase in sales. Also well received by the market were the EOS D60 and EOS-1Ds digital SLR models, which were also introduced in fiscal 2002. As a result, the unit sales for digital cameras nearly doubled the number for the previous year. In contrast, sales of conventional film cameras continued to slip in fiscal 2002 amid the increasing popularity of digital models and price competition. Sales of digital video camcorders continued to show substantial growth, supported by the introduction of new ZR-series, Elura-series and Optura-series models. Consequently, camera sales overall enjoyed double-digit 27.4% growth in fiscal 2002.

     Sales of optical and other products (including steppers for semiconductor chip production, aligners for liquid crystal displays, TV broadcasting lenses, medical equipment) decreased 24.6%, to Yen 228,155 million, mainly due to a decrease in unit sales of steppers for semiconductor chip production. The decrease is attributable to a drop in demand for semiconductor-production equipment, reflecting restrained capital spending by memory device manufacturers. Sales of optical and other products constituted 7.8% of consolidated net sales in fiscal 2002, which decreased 2.6% compared with fiscal 2001.

Sales by region

     Net sales in fiscal 2002 increased in the Americas, Europe and other areas, but decreased in Japan.

     In Japan, net sales decreased by 11.5% in fiscal 2002. Sales of personal computers and semiconductor production equipment declined due to a decrease in the number of units sold. In the Americas, net sales slightly increased by 0.4% on a local currency basis. This increase was mainly attributable to increased sales of digital cameras and digital video camcorders, and was partially offset the negative impact of a decline in laser beam printer sales due to a strategic reduction of inventory balances by Canon’s OEM partner. The depreciation of the yen resulted in a 2.9% increase in sales in the Americas related to the translation of U.S. dollar sales to Japanese yen. In Europe, net sales decreased by 1.3% on a local currency basis. Sales growth in digital cameras offset sales declines in semiconductors production equipment and inkjet printers. After accounting for the depreciation of the yen, net sales in Europe increased 6.3% in fiscal 2002. Sales in other areas increased 16.5% in fiscal 2002, reflecting significant overall sales growth, particularly in digital cameras and digital video camcorders.

     A summary of net sales by region in fiscal 2002 and fiscal 2001 is provided below:

	2002		Change		2001
	(Millions of yen, except percentage data)

Japan	Yen	732,551	–	11.5%	Yen	827,288
Americas		1,010,166	+	2.9		982,104
Europe		857,167	+	6.3		806,104
Others		340,244	+	16.5		292,077

Total	Yen	2,940,128	+	1.1%	Yen	2,907,573

Note:  This summary of net sales by region of destination is determined by the location of the customer.

Operating profit by product

     Operating profit for business machines in fiscal 2002 increased Yen 76,098 million to Yen 411,016 million. Operating profit ratio also improved by 3.4% to 18.5%. Sales of business machines overall remained at approximately the same level as for fiscal 2001, increasing by 0.1% to Yen 2,226,195 million in fiscal 2002. Cost cutting measures, however, along with healthy sales of price-competitive mid-range and high-end copying machines and bubble jet printers favorably affected operating profit ratio. As a result, operating profit for the business machine segment increased by 22.7%.

     Operating profit for cameras increased Yen 34,146 million to Yen 70,290 million. Greatly improved profitability for camera products, realized through the rapid rise in sales of digital cameras and digital video camcorders coupled with effective cost-cutting measures and a decline in the price of electronic components, boosted operating profit in the camera segment by 94.5%.

     Optical and other products, which recorded an operating profit of Yen 23,850 million in fiscal 2001, suffered operating losses of Yen 11,652 million in fiscal 2002 mainly due to a 24.6% decrease in sales of semiconductor production equipment, reflecting restrained capital spending by memory device manufacturers.

     Segment information by product and by geographic area for the years ended December 31, 2002 and 2001. This segment information is prepared under Japanese GAAP.

     The following table provides segment information by product:

	As of/for the year ended December 31, 2002
					Optical
	Business				and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated
	(Millions of yen)

Net sales:
Unaffiliated customers	Yen	2,226,195	Yen	485,778	Yen	228,155		—	Yen	2,940,128
Intersegment		—		—		139,608	Yen	(139,608)		—

Total		2,226,195		485,778		367,763		(139,608)		2,940,128

Operating cost and expenses		1,815,179		415,488		379,415		(16,313)		2,593,769

Operating profit	Yen	411,016	Yen	70,290	Yen	(11,652)	Yen	(123,295)	Yen	346,359

Assets	Yen	1,296,829	Yen	263,532	Yen	338,377	Yen	1,043,968	Yen	2,942,706
Depreciation and amortization		106,865		14,118		19,817		24,460		165,260
Capital expenditure		104,877		15,627		23,767		54,431		198,702

	As of/for the year ended December 31, 2001
					Optical
	Business				and other		Corporate and
	machines		Cameras		products		eliminations		Consolidated
	(Millions of yen)

Net sales:
Unaffiliated customers	Yen	2,223,489	Yen	381,367	Yen	302,717		—	Yen	2,907,573
Intersegment		—		—		116,748	Yen	(116,748)		—

Total		2,223,489		381,367		419,465		(116,748)		2,907,573

Operating cost and expenses		1,888,571		345,223		395,615		(3,675)		2,625,734

Operating profit	Yen	334,918	Yen	36,144	Yen	23,850	Yen	(113,073)	Yen	281,839

Assets	Yen	1,280,949	Yen	215,173	Yen	361,799	Yen	986,835	Yen	2,844,756
Depreciation and amortization		105,907		12,745		15,291		18,357		152,300
Capital expenditure		121,333		16,871		36,057		33,413		207,674

Notes:

(1)	General corporate expenses of Yen 123,193 million in fiscal 2002 and Yen 113,128 million in fiscal 2001 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,044,036 million in fiscal 2002 and Yen 986,801 million in fiscal 2001, which consist mainly of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

     The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2002
									Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated
	(Millions of yen)

Net sales:
Unaffiliated customers	Yen	789,066	Yen	1,007,572	Yen	852,931	Yen	290,559		—	Yen	2,940,128
Intersegment		1,475,091		9,791		4,639		426,914	Yen	(1,916,435)		—

Total		2,264,157		1,017,363		857,570		717,473		(1,916,435)		2,940,128
Operating cost and expenses		1,867,817		969,542		836,341		699,420		(1,779,351)		2,593,769

Operating profit	Yen	396,340	Yen	47,821	Yen	21,229	Yen	18,053	Yen	(137,084)	Yen	346,359

Assets	Yen	1,485,238	Yen	346,021	Yen	460,521	Yen	202,388	Yen	448,538	Yen	2,942,706

	As of/for the year ended December 31, 2001
									Corporate and
	Japan		Americas		Europe		Others		eliminations		Consolidated
	(Millions of yen)

Net sales:
Unaffiliated customers	Yen	858,580	Yen	983,561	Yen	805,243	Yen	260,189		—	Yen	2,907,573
Intersegment		1,378,031		17,475		2,449		299,410	Yen	(1,697,365)		—

Total		2,236,611		1,001,036		807,692		559,599		(1,697,365)		2,907,573
Operating cost and expenses		1,893,448		969,630		806,495		546,291		(1,590,130)		2,625,734

Operating profit	Yen	343,163	Yen	31,406	Yen	1,197	Yen	13,308	Yen	(107,235)	Yen	281,839

Assets	Yen	1,376,939	Yen	346,046	Yen	423,295	Yen	174,553	Yen	523,923	Yen	2,844,756

Notes:

(1)	General corporate expenses of Yen 123,193 million in fiscal 2002 and Yen 113,128 million in fiscal 2001 are included in “Corporate and eliminations.”

(2)	Corporate assets of Yen 1,044,036 million in fiscal 2002 and Yen 986,801 million in fiscal 2001, which consist mainly of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and eliminations.”

(3)	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

     Foreign operations and foreign currency transactions

     Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of goods sold is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in a consolidation adjustment between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2003, 2002 and 2001 were 3.2%, 2.7% and 1.6%, respectively. This compares with returns of 8.6%, 6.5% and 5.8% on total operations for the respective years.

     Recent developments

     On January 1, 2004, Canon Precision Inc. (“Canon Precision”), a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc. (“Hirosaki Precision”), a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon’s current or future business results.

     On January 1, 2004, Canon N.T.C., Inc. (“Canon N.T.C.”), a wholly-owned subsidiary of Canon Inc., spun off its environmental business operations into a newly established company, named “Canon Ecology Industry Inc.” Following the separation, Canon N.T.C. focused its energies on its semiconductor equipment- related business and was renamed “Canon Semiconductor Equipment Inc.” The spin-off was intended to improve efficiency and the specialization of business operations while facilitating the pursuit of independent businesses, consistent with Canon’s Excellent Global Corporation Plan.

     B.   Liquidity and capital resources

Liquidity

Cash and cash equivalents in fiscal 2003 increased Yen 169,027 million to Yen 690,298 million, compared with Yen 521,271 million in fiscal 2002 and Yen 506,234 million in fiscal 2001. Canon’s cash and cash equivalents are primarily denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

     Net cash provided by operating activities in fiscal 2003 increased by Yen 16,699 million from the previous year, to Yen 465,649 million. Canon’s cash inflow is primarily composed of cash received from customers, and its cash outflow is primarily composed of payments by Canon for parts and materials, selling, general and administrative expenses, and income taxes.

     For fiscal 2003, cash inflow from cash received from customers increased, due to an increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due reductions in production costs. Production costs declined as a result of both a decline in unit prices of parts and raw materials, as well as Canon’s efforts to streamline production processes. Cash outflow for payroll payments increased, due to an increase in the number of employees. Employees in the Asian region increased, due to the expansion of production in this region. Cash outflow for payments for selling, general and administrative expenses increased, due to an increase in advertising and marketing expenses, reflecting management’s policy to strengthen Canon’s corporate brand image. Cash outflow for payments of income taxes increased, due to an increase in taxable income.

     Net cash used in investing activities in fiscal 2003 was Yen 199,948 million, compared with Yen 230,220 million in fiscal 2002 and Yen 192,592 million in fiscal 2001, which consists primarily of capital expenditures. Capital expenditures in fiscal 2003 totaled Yen 210,038 million, mainly to expand production capabilities in Japan and overseas. Of the Yen 24,341 million payment for the purchase of other investments, Yen 12,718 million is attributable to the acquisition of Sumitomo Metal System Solutions Co., Ltd., now Canon System Solutions Inc.

     As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled Yen 265,701 million for fiscal 2003 as compared to Yen 218,730 million for fiscal 2002.

     Net cash used in financing activities totaled Yen 102,039 million in fiscal 2003, mainly resulting from Canon’s active efforts to repay short-term loans and long-term debts towards the goal of improving the Company’s financial position, including the redemption of Yen 10,000 million in debentures.

     Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations and, to a lesser extent, with short-term loans and long-term debt. Consistent with this objective, Canon continued to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.

     To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including issuance of additional share capital, long-term debt or short-term loans. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon’s liquidity or long-term funding in the future.

     Short-term loans (including the current portions of long-term loans) amounted to Yen 39,136 million at December 31, 2003, compared to Yen 66,754 million at December 31, 2002. Long-term debt (excluding their current portions) amounted to Yen 59,260 million at December 31, 2003, compared to Yen 81,349 million at December 31, 2002.

     Substantially all of Canon’s short-term loans consist of borrowings from banks under uncommitted lines of credit. Canon’s long-term debt generally consists of secured or partially-secured term loans from banks, bearing interest at floating rates, as well as fixed rate-notes and convertible debentures which Canon has issued in the domestic market with original maturities of five to fifteen years. There are no restrictions on the use of any borrowings.

     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital markets.

     As of April 30, 2004, Canon’s debt ratings are: Moody’s: Aa3 (long-term); S&P: AA (long-term, outlook: stable), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Capital resources

     Capital expenditures in fiscal 2003 amounted to Yen 210,038 million, compared with Yen 198,702 million in fiscal 2002 and Yen 207,674 million in fiscal 2001. In fiscal 2003, capital expenditures were mainly used for next-generation new technology devices for aligners and steppers, construction of facilities by the Company’s consolidated subsidiaries, and expansion of production capabilities in Japan and overseas. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2004, Canon projects its capital expenditures will be approximately Yen 300,000 million. The capital expenditures include an investment in a new production engineering base and new technology development center in Kanagawa, Japan.

     Employer contributions to Canon’s worldwide defined benefit pension plans were Yen 29,944 million in fiscal 2003, Yen 33,661 million in fiscal 2002 and Yen 89,626 million in fiscal 2001. Employer contributions were greater in fiscal 2001 because they included an additional trust fund of cash and equity securities in the amount of Yen 58,954 million in addition to typical employer contributions. During fiscal 2004, Canon expects to make cash contributions of approximately Yen 40,044 million to its domestic defined benefit pension plans, which would be an increase of 34.0% from Yen 29,879 million in fiscal 2003. This expected increase is primarily the result of an anticipated increase in the Company’s cash contributions to replenish the shortage of a reserve for the Company’s pension.

     Working capital in fiscal 2003 increased Yen 200,340 million, to Yen 1,103,474 million, compared with Yen 903,134 million in fiscal 2002 and Yen 776,111 million in fiscal 2001. This increase was primarily a result of a decrease in short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2003 was 2.33, compared to 2.13 for fiscal 2002 and 1.91 for fiscal 2001.

     Return on assets (Net income divided by the average of total assets as of December 31, 2002 and 2003) increased to 9.0% in fiscal 2003, compared to 6.6% in fiscal 2002 and 5.9% in fiscal 2001. This increase was due mainly to an increase in net income. Return on stockholders’ equity increased to 15.9% in fiscal 2003, compared with 12.5% in fiscal 2002 and 12.2% in fiscal 2001.

     Debt to total assets ratio was 3.1%, 5.0% and 10.4% for fiscal 2003, 2002 and 2001, respectively. Canon had short-term loans and long-term debt of Yen 98,396 million in fiscal 2003, Yen 148,103 million in fiscal 2002 and Yen 295,630 million in fiscal 2001.

     C.   Research and development, patents and licenses, etc.

     Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No. 1 position worldwide in all core business areas, to build on its R&D capabilities and to continually create new businesses and to further strengthen its financial position.

     With respect to its R&D goals, Canon formulated as part of its management plan the “Canon Over IP” concept, through which Canon intends to connect its digital products to the Internet and lay the foundations for Internet-businesses for the future. The Company envisions Canon products and systems interconnected over networks, as well as a variety of Web services that expand its business domains while creating new value for customers.

     Canon has R&D centers worldwide that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses.

     In October 2003, the Company formed a new organization for its R&D activities, Leading-Edge Technology Development Headquarters, from the former Canon Research Center and other R&D divisions. Leading-Edge Technology Development Headquarters aims to create new products for the development of new business areas.

     In addition to Leading-Edge Technology Headquarters, the Company’s R&D activities are conducted in the following six organizations:

•	Core Technology Development Headquarters (where component engineering and base technology R&D, such as material engineering, nanotechnology and production engineering, is conducted)

•	Platform Technology Development Headquarters (where platform technology R&D, such as system Large Scale Integration (LSI) chips and network technology, is conducted)

•	Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)

•	SED Development Headquarters (where Surface-conduction Electron-emitter Display R&D is conducted)

•	Ecology Research Center (where solar cell R&D is conducted)

•	Advanced Materials Research Center (where advanced materials R&D is conducted)

     Canon had R&D expenditures of Yen 259,140 million in fiscal 2003, Yen 233,669 million in fiscal 2002 and Yen 218,616 million in fiscal 2001. The ratio of R&D expenditures to total net sales for the past three years was 8.1%, 7.9% and 7.5%, respectively.

     Canon seeks to produce new products that are protected by patents and to set market product standards in order to enhance its market position. The United States Patent and Trademark Office (USPTO) announced that Canon obtained the second-greatest number of private sector patents in 2003. This achievement marks Canon’s twelfth consecutive year as one of the top three patent-receiving private-sector organizations.

     Canon aims to realize production procedures that dramatically reduce the need for prototypes, in the design process, through the effective utilization of 3D computer aided design (“3D-CAD”) systems, in order to accelerate product development and curtail costs.

     D.   Trend information

Trend information

     For Canon, 2004 marks the fourth year of Phase II of its Excellent Global Corporation Plan (2001-2005), which targets the completion of structural reforms in 2005. As such, Canon will move forward with several initiatives designed to ensure that it meets the goals set out in the plan by 2005, including further efforts to reform its operations, from R&D and production processes to head-office administrative operations, by simultaneously targeting improved productivity and the elimination of waste. In the area of development, Canon will target the further shortening of product-development periods and improvements in design quality. Canon will also continue to strive to substantially reduce product development costs by implementing digital trial production procedures that make it unnecessary to create prototypes. As for production, Canon will focus its energies on the in-house production of key components and development of innovative high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting marketing reforms through structural reorganization and strengthening marketing channels, Canon is also working to expand and strengthen its solutions business and improve its hardware solutions offerings through greater customization to better meet customer needs. Canon also views the protection of the environment as an essential part of its management activities and will continue to develop environmentally-conscious products and introduce resource-recycling systems while actively expanding its green procurement and purchasing programs.

     In the office imaging products market, Canon is gradually moving from monochrome office imaging products to color office imaging products in response to market demand. Canon’s response to this transition will continue to affect its performance in this market. In the camera market, Canon has experienced a significant increase in sales of digital cameras due to strong worldwide demand, which has more than offset the decline in sales of conventional film cameras. Canon’s ability to respond to trends in the comparatively young market for digital cameras will continue to significantly affect the performance of Canon’s camera products.

     Pursuant to the enactment of the new law concerning defined benefit corporate pension plans in Japan, the Company, on March 1, 2003, obtained from the Minister of Health, Labor and Welfare an exemption from its obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund which will result in the transfer of the pension obligation and related assets to the government. The relevant impact is recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the government (expected to be sometime in the latter half of 2004). In fiscal 2003, there has been no effect on Canon’s consolidated financial statements. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company’s current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, management does not presently expect that this separation will have a significant effect on Canon’s financial condition and results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

Forward looking statements

     The foregoing discussion and other disclosure in this item contains forward-looking statements that reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

     For other trend information, please see “Item 5 Operating and Financial Review and Prospects-A. Operating Results”

     E.   Off-balance sheet arrangements

As part of its ongoing business, Canon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

     F.   Contractual obligations

     The following summarizes Canon’s contractual obligations at December 31, 2003.

	(Millions of Yen)
			Payments Due By Period
			Less than			More than
	Total		1 year	1-3 years	3-5 years	5 years
Contractual Obligations:
Long-Term Debt
Capital Lease Obligations	Yen	11,267	5,200	5,230	765	72
Other Long-Term Debt		84,188	30,995	22,420	30,711	62
Operating Lease Obligations		43,430	11,769	15,304	9,055	7,302
Purchase commitments for Property Plant and Equipment		54,947	54,947	—	—	—

Total	Yen	193,832	102,911	42,954	40,531	7,436

     Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. A liability for estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2003, the accrued product warranty cost amounted to Yen 10,512 million.

     At December 31, 2003, Canon had outstanding commitments of approximately Yen 54,947 million to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6.   Directors, Senior Management and Employees

     A.   Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2004 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	President & C.E.O.	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & C.E.O.*

Yukio Yamashita	Senior Managing Director	3/1962	Entered the Company
(May 15, 1939)	(Group Executive of Human	8/1980	President of Canon (UK) Ltd.
	Resource Management &	3/1991	Director
	Organization HQ)	1/1996	Group Executive of Human Resource Management & Organization HQ*
		3/1997	Managing Director
		3/1999	Senior Managing Director*

Toshizo Tanaka	Senior Managing Director	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance &	1/1992	Deputy Group Executive of Finance & Accounting HQ
	Accounting HQ)	3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director*

Kinya Uchida	Senior Managing Director	4/1963	Entered the Company
(Nov. 21, 1938)		6/1987	President of Canon Singapore Pte. Ltd.
		3/1995	Director
		4/1995	President of Canon France S.A.
		3/1999	Managing Director
		4/1999	President of Canon U.S.A., Inc.*
		3/2003	Senior Managing Director*

Tsuneji Uchida	Senior Managing Director	4/1965	Entered the Company
(Oct. 30, 1941)	(Chief Executive of Image	4/1995	Group Executive of Lens Products Group
	Communication Products	3/1997	Director
	Operations HQ)	4/1997	Deputy Chief Executive of Camera Operations HQ/Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ*
		3/2001	Managing Director
		3/2003	Senior Managing Director*

Yusuke Emura	Managing Director	4/1967	Entered the Company
(Nov. 30, 1944)	(Group Executive of Global	1/1989	Toride plant manager
	Environment Promotion HQ)	3/1993	Director
		4/1994	Ami plant manager
		4/1995	Deputy Chief Executive of Office Imaging Products HQ
		4/1996	Chief Executive of Office Imaging Products HQ
		3/1999	Managing Director*
		4/1999	Group Executive of Production Management HQ
		1/2002	Group Executive of Global Environment Promotion HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Nobuyoshi Tanaka	Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate	1/1991	Senior General Manager of Semiconductor
	Intellectual Property & Legal HQ)		Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director*

Junji Ichikawa	Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Group Executive of Production	1/1970	Entered the Company
	Management HQ)	4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director*
		4/2003	Group Executive of Production Management HQ*

Hajime Tsuruoka	Managing Director	3/1970	Entered Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Entered the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		10/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director*

Akiyoshi Moroe	Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of General	7/1996	Deputy Group of Executive of Human Resource
	Affairs HQ)		Management & Organization HQ
	(Group Executive of Information &	3/1999	Director
	Communications Systems HQ)	4/1999	Group Executive of General Affairs HQ*
		10/2000	Group Executive of Information & Communications
Systems HQ*
		3/2003	Managing Director*

Kunio Watanabe	Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate	4/1995	Group Executive of Corporate Strategy &
	Strategy & Development HQ)		Development HQ*
		3/1999	Director
		3/2003	Managing Director*

Ikuo Soma	Managing Director	4/1970	Entered the Company
(Aug. 4, 1946)	(Chief Executive of Office	1/1997	Group Executive of Office Imaging Products Group 1
	Imaging Products HQ)	3/1999	Director
		4/1999	Chief Executive of Office Imaging Products HQ*/Group Executive of Office Imaging Products Group 2
		3/2003	Managing Director*

Hironori Yamamoto	Managing Director	4/1969	Entered the Company
(Dec. 23, 1943)	(Group Executive of Core	1/1998	Deputy Group Executive of Production Management HQ
	Technology Development HQ)	3/1999	Director*
	(Group Executive of Surface-	7/1999	Group Executive of Core Technology
	conduction Electron-emitter		Development HQ*/Deputy Group Executive of Display
	Display Development HQ)		Development HQ
	(Group Executive of Leading-Edge	4/2001	Group Executive of Display Development HQ
	Technology Development HQ)	7/2003	Group Executive of Surface-conduction Electron-emitter Display Development HQ*
		10/2003	Group Executive of Leading-Edge Technology Development HQ*
		3/2004	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Yoroku Adachi	Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd. *
Chairman of Canon HongKong Co., Ltd. *
Director*
		4/2003	President of Canon (China) Co., Ltd. *

Yasuo Mitsuhashi	Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral	2/2001	Chief Executive of Chemical Products HQ
	Products HQ)	3/2001	Director*
		4/2003	Chief Executive of Peripheral Products HQ*

Katsuichi Shimizu	Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet	4/2001	Deputy Chief Executive of Office Imaging Products HQ
	Products HQ)	3/2003	Director*
		4/2003	Chief Executive of Inkjet Products HQ*

Ryoichi Bamba	Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Tomonori Iwashita	Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Deputy Chief Executive of Image	4/1999	Senior General Manager of Camera Development Center
	Communication Products HQ)	1/2001	Group Executive of Photo Products Group
		3/2003	Director*
		4/2003	Deputy Chief Executive of Image Communication Products HQ*

Toshio Honma	Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Group Executive of L Printer	4/2001	Deputy Chief Executive of i Printer Products HQ
	Business Promotion HQ*)	3/2003	Director*
		7/2003	Group Executive of L Printer Business Promotion HQ*

Shigeru Imaiida	Director	4/1972	Entered the Company
(Sep. 16, 1948)	(Deputy Grope Executive of	8/1999	Senior General Manager of Production Engineering
	Production Management HQ)		Center
		3/2003	Director*
		4/2003	Deputy Grope Executive of Production Management HQ*

Masahiro Ohsawa	Director	4/1971	Entered the Company
(May 26, 1947)	(Deputy Group Executive of	7/1997	Vice President of Canon U.S.A., Inc.
	Finance & Accounting HQ)	2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ*
		3/2004	Director*

Keijiro Yamazaki	Director	4/1971	Entered the Company
(Oct. 14, 1948)	(Deputy Group Executive of	4/1999	General Manager of Human Resource
	Human Resource Management &		Management & Organization Div.
	Organization HQ)	1/2000	Deputy Group Executive of Human Resource
Management & Organization HQ*
		3/2004	Director*

Syunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)	(Deputy Group Executive of	1/1998	Senior General Manager of Nano-technology
	Surface-conduction Electron-		Research Center
	emitter Display Development HQ)	4/2001	Deputy Group Executive of Display Development HQ
		7/2003	Deputy Group Executive of Surface-conduction Electron- emitter Display Development HQ*
		3/2004	Director*

Masaki Nakaoka	Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Deputy Group Executive Office	1/1997	Senior General Manager of Office Imaging
	Imaging Products HQ)		Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ*
		3/2004	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Deputy Group Executive of	1/1998	Senior General Manager of Canon Research Center
	Leading-Edge Technology	1/2000	Deputy Group Executive of Core Technology
	Development HQ)		Development HQ
		10/2003	Deputy Group Executive of Leading-Edge Technology Development HQ*
		3/2004	Director*

Shigeyuki Matsumoto	Director	4/1974	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device	1/1999	Senior General Manager of Device Development Center
	Technology Development	1/2002	Group Executive of Device Technology Development
	Headquarters)		Headquarters
		3/2004	Director*

Haruhisa Honda	Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Deputy Chief Executive of	4/1995	Senior General Manager of Cartridge Development
	Chemical Products Operations)		Center
		4/2003	Deputy Chief Executive of Chemical Products Operations
		3/2004	Director*

Teruomi Takahashi	Corporate Auditor	9/1971	Entered the Company
(June 10, 1943)		3/1999	Director*
		4/1999	Chief Executive of Chemical Products HQ
		4/2001	Chief Executive of i Printer Products HQ
		4/2003	Chief Executive of Chemical Products HQ
		3/2004	Corporate Auditor*

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar. 16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Training Institution
		3/1994	Corporate Auditor, the Company*

Tetsuo Yoshizawa	Corporate Auditor	4/1968	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 5, 1945)		4/1991	General Manager of Investment Planning Division
		4/1992	General Manager Osaka of General Corporate Group III
		4/1995	General Manager of Financing Corporate Division
		3/1998	Corporate Auditor, the Company*

Term

     All directors and corporate auditors are elected by the general meeting of shareholders.

     The term of office of Directors is one year. The current term of all Directors expires in March 2005. The term of office of Corporate Auditors is four years. The current term for Mr. Ohe expires in March 2007, while current terms for Mr. Takahashi, Mr. Nagata and Mr. Yoshizawa, who were newly elected in the general meeting of shareholders in March 2004, expire in March 2008.

     Board members and corporate auditors may serve any number of consecutive terms.

     There is no arrangement or understanding between any Director or Corporate Auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such Director or corporate auditor.

Board of Directors and Corporate Auditors

     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than four corporate auditors. Currently the number of board members is 27, and the number of corporate auditors is four. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

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

     B.   Compensation

     In the fiscal year ended December 31, 2003, the Company paid approximately Yen 1,390 million, in total to Directors and Corporate Auditors. This amount includes bonuses but excludes retirement allowances.

     Directors and Corporate Auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, Directors and Corporate Auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating Yen 95 million to two Directors during the fiscal year ended December 31, 2003.

     The Company does not have a stock option plan for Directors, Corporate Auditors or any other employees.

     C.   Board practices

     See Item 6A “Directors and senior management” and Item 6B “ Compensation”.

     D.   Employees

     Following table lists the number of Canon’s full-time employees as of December 31, 2003, 2002 and 2001.

	Total	Japan	Americas	Europe	Others
December 31, 2003
Business machines	68,291	27,841	7,801	9,509	23,140
Cameras	15,856	4,698	1,318	1,006	8,834
Optical and other products	13,231	8,473	927	630	3,201
Corporate	5,189	4,368	134	162	525

Total	102,567	45,380	10,180	11,307	35,700

December 31, 2002
Business machines	67,782	28,814	7,856	10,186	20,926
Cameras	13,746	4,360	1,140	1,103	7,143
Optical and other products	11,552	7,038	1,021	441	3,052
Corporate	4,722	4,231	134	159	198

Total	97,802	44,443	10,151	11,889	31,319

December 31, 2001
Business machines	65,244	28,944	10,012	11,288	15,000
Cameras	12,562	4,314	412	1,154	6,682
Optical and other products	10,653	6,893	351	305	3,104
Corporate	5,161	4,658	133	128	242

Total	93,620	44,809	10,908	12,875	25,028

     There was an increase of approximately 4,800 employees as of the end of fiscal 2003 as compared to the end of fiscal 2002. This increase is mainly due to employment increases in the Asian region to accommodate production increases.

     Canon had approximately 25,200 temporary employees on average during fiscal 2003. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.

     The Company and its subsidiaries has its own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

     E.   Share ownership

     E.   Share ownership

     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2004. The total is 208,547 shares constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	President & C.E.O.	57,828
Yukio Yamashita	Senior Managing Director	10,120
Toshizo Tanaka	Senior Managing Director	11,668
Kinya Uchida	Senior Managing Director	14,595
Tsuneji Uchida	Senior Managing Director	4,200
Yusuke Emura	Managing Director	10,733
Nobuyoshi Tanaka	Managing Director	10,555
Junji Ichikawa	Managing Director	7,931
Hajime Tsuruoka	Managing Director	5,495
Akiyoshi Moroe	Managing Director	9,855
Kunio Watanabe	Managing Director	6,435
Ikuo Soma	Managing Director	3,300
Hironori Yamamoto	Managing Director	3,000
Yoroku Adachi	Director	3,495
Yasuo Mitsuhashi	Director	2,485
Katsuichi Shimizu	Director	3,025
Ryouichi Bamba	Director	2,000
Tomonori Iwashita	Director	2,000
Toshio Honma	Director	5,495
Shigeru Imaiida	Director	1,535
Masahiro Osawa	Director	2,495
Keijiro Yamazaki	Director	1,275
Shunichi Uzawa	Director	1,435
Masaki Nakaoka	Director	1,000
Toshiyuki Komatsu	Director	1,100
Shigeyuki Matsumoto	Director	1,435
Haruhisa Honda	Director	1,026
Teruomi Takahashi	Corporate Auditor	6,931
Kunihiro Nagata	Corporate Auditor	1,000
Tadashi Ohe	Corporate Auditor	13,100
Tetsuo Yoshizawa	Corporate Auditor	2,000

	Total	208,547

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7.   Major Shareholders and Related Party Transactions

     A.   Major shareholders

     The table below shows the number of The Company’s shares held by the top ten holders of the Company’s shares and their percentage ownership as of December 31, 2003:

Name of major shareholder	Shares owned	Percentage
	(In thousands)

State Street Bank and Trust Company	63,441	7.2%
Japan Trustee Services Bank, Ltd.	61,301	7.0%
(Trust Account)
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.7%
The Master Trust Bank of Japan, Ltd.	43,277	4.9%
(Trust Account)
Mizuho Corporate Bank, Ltd.	32,784	3.7%
The Chase Manhattan Bank, N.A. London	28,297	3.2%
Moxley & Co.	27,717	3.2%
The Chase Manhattan Bank, N.A. London Secs	21,366	2.4%
Lending Omnibus Account
Mellon Bank Treaty Clients Omnibus	18,076	2.1%
Sompo Japan Insurance Inc.	15,273	1.7%

     State Street’s percentage ownership increased from 4.6% to 7.2% (exceeding 5%) from December 31, 2002 to December 31, 2003, becoming Canon’s largest shareholder. In addition, Japan Trustee Services Bank increased its ownership from 5.5% to 7.0%.

     Canon’s major shareholders do not have different voting rights from other shareholders.

     As of December 31, 2003, 21.0% of the outstanding shares of common stock were held of record by 258 residents of the United States of America.

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

     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2004.

     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 19 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

     C.   Interests of experts and counsel

     Not Applicable.

Item 8.   Financial Information

     A.   Consolidated statements and other financial information

Consolidated statements

     This Annual Report contains consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ending December 31, 2003 prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by KPMG AZSA & Co., Independent Registered Public Accounting Firm, and accompanied by an audit report covering each of the periods.

     Refer to Item 17, Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal proceedings

     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries, would individually or in the aggregate have a material adverse effect on the Company or its operations.

•	On January 16, 2003, The Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed the decision.
On November 20, 2003, The Dusseldorf District Court in Germany further issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed the decision.
•	On December 17, 2002, the European Commission instituted an investigation on the printer and supply market. Canon received a questionnaire in connection with the investigation on the printer and supply market on January 3, 2003 and Canon has submitted its response. The investigation is yet to be closed.
•	In October 2003, an unannounced investigation was made of Canon by the Japanese Fair Trade Commission, or the JFTC. The JFTC alleges that Canon interferes with its remanufacturers’ sales of printer toner cartridges by frequently changing the design of color laser printer cartridges for its printers. This proceeding is still pending.
•	In November 2003, a former employee of Canon filed a lawsuit against Canon before the Tokyo District Court, demanding remuneration for his invention. The former employee claims that the reward he received for his invention was much less than the reasonable remuneration to which he should have been entitled under applicable patent law, and that Canon should pay the difference. While the employee estimates that the difference could amount to some Yen 45.8 billion in total, he is currently seeking Yen 1 billion. This case is still pending.

Dividend policy

     Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March of each year. Record holders of the Company’s American Depositary Receipts (ADRs) on the dividends’ record date are entitled to receive payment in full of the declared dividend. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.

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

Item 9.  The Offer and Listing

     A. Offer and listing details

Trading in domestic markets

     The common stock of the Company has been listed on the Tokyo Stock Exchange (TSE), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.

     The following table lists the reported high and low sales prices of the shares on the TSE and the closing highs and lows of the Tokyo Stock Price Index (TOPIX) and Nikkei Stock Average for the five most recent years. TOPIX is an index of the market value of stocks listed on the First Section of the TSE. The Nikkei Stock Average, an index of 225 selected stocks on the First Section of the TSE, is another widely accepted index.

	TSE				TOPIX		Nikkei Stock Average
Period	(Canon Inc.)				(Reference data)		(Reference data)
	(Japanese yen)				(Points)		(Japanese yen)
	High		Low		High	Low	High		Low
1999 Year	Yen	4,200	Yen	2,170	1,722.41	1,042.48	Yen	18,934.34	Yen	13,232.74
2000 Year		5,620		3,400	1,757.95	1,238.83		20,833.21		13,423.21
2001 Year		5,330		3,150	1,441.00	983.00		14,529.41		9,504.41
2002 1(st) quarter		5,010		4,050	1,128.36	921.08		11,919.30		9,420.85
2(nd) quarter		5,250		4,220	1,144.02	983.48		11,979.85		10,074.56
3(rd) quarter		4,590		3,660	1,061.94	880.57		10,960.25		9,075.09
4(th) quarter		4,850		3,620	914.95	807.35		9,215.56		8,303.39
2002 Year		5,250		3,620	1,144.02	807.35		11,979.85		8,303.39
2003 1(st) quarter		4,730		3,910	870.69	770.62		8,790.92		7,862.43
2(nd) quarter		5,820		4,050	908.43	770.46		9,137.14		7,607.88
3(rd) quarter		6,210		5,280	1,085.64	904.18		11,033.32		9,265.56
4(th) quarter		5,650		4,620	1,114.40	953.19		11,161.71		9,614.60
2003 Year		6,210		3,910	1,114.40	770.46		11,161.71		7,607.88

	TSE				TOPIX		Nikkei Stock Average
Period	(Canon Inc.)				(Reference data)		(Reference data)
	(Japanese yen)				(Points)		(Japanese yen)
	High		Low		High	Low	High		Low
2003 July	Yen	6,120	Yen	5,430	986.65	904.18	Yen	9,990.95	Yen	9,278.49
August		5,890		5,500	1,012.46	911.86		10,362.69		9,265.56
September		6,210		5,280	1,085.64	1,007.87		11,033.32		10,219.05
October		5,650		5,100	1,114.40	1,014.44		11,161.71		10,335.16
November		5,550		4,620	1,071.53	953.19		10,847.97		9,614.60
December		5,210		4,650	1,043.69	976.28		10,676.64		9,910.56
2004 January		5,620		4,920	1,084.56	1,043.40		11,103.10		10,665.15
February		5,480		4,970	1,083.52	1,017.84		11,041.92		10,365.40
March		5,670		5,020	1,189.38	1,088.73		11,770.65		11,162.75
April		5,810		5,220	1,225.97	1,168.86		12,163.89		11,683.42

Trading in foreign markets

     The Company’s ADRs are listed on the New York Stock Exchange (NYSE) and the Company’s Global Bearer Certificates (GBCs) are listed on the Frankfurt Stock Exchange.

     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represent one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) since 1972 under the symbol CANNY to September 13, 2000.

     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NASDAQ and NYSE.

	NASDAQ		NYSE
Period	(Canon Inc.)		(Canon Inc.)
	(U.S. dollars)
	High	Low	High	Low
1999 Year	$40.938	$19.250
2000 Year	51.750	33.500	$46.938	$31.000
2001 Year			42.900	26.480
2002 1(st) quarter			38.400	30.750
2(nd) quarter			40.400	35.550
3(rd) quarter			38.400	31.850
4(th) quarter			39.500	30.150
2002 Year			38.400	30.150
2003 1(st) quarter			39.130	33.730
2(nd) quarter			48.860	34.480
3(rd) quarter			53.000	45.550
4(th) quarter			51.300	43.350
2003 Year			53.000	33.730

	NASDAQ		NYSE
Period	(Canon Inc.)		(Canon Inc.)
	(U.S. dollars)
	High	Low	High	Low
2003 July			$52.120	$45.550
August			49.490	46.000
September			53.000	47.750
October			51.300	47.490
November			50.300	43.350
December			47.990	43.550
2004 January			52.630	46.700
February			51.200	47.360
March			52.250	46.680
April			53.090	48.550

     The depositary and agent of the ADRs is JPMorgan Chase Bank, located at 1 Chase Manhattan Plaza, New York, N.Y. 10081, U.S.A.

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

Holding of Shares by Foreign Investors

     Other than the Japanese unit share system that is described in “Rights of Shareholders — Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

Rights of Shareholders

     Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

     The Company’s authorized share capital is 2,000,000,000 shares, of which 881,338,645 shares were issued and outstanding as of December 31, 2003. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with the Company’s Regulations for Handling of Shares.

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

Stock Splits

     The Commercial Code permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share. Under the Commercial Code, when the Company issues new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although it may account for an amount not exceeding one-half of the issue price as additional capital. By resolution of the Company’s Board of Directors, the Company may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

     Under the Commercial Code, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, the Company may increase the authorized shares from the current 2,000,000,000 shares to 6,000,000,000 shares.

Japanese Unit Share System

     The Company’s Articles of Incorporation provided that 1,000 shares of common stock constitute one “unit”. The Commercial Code of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting. In January 2004, the Board of Directors of the Company resolved to reduce the number of shares constituting one unit from 1,000 to 100 shares of common stock, and the Articles of Incorporation was amended accordingly, effective May 6, 2004.

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

Ordinary and Extraordinary General Meeting of Shareholders

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

     Pursuant to the Commercial Code and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in “Stock Splits” and “Japanese Unit Share System” above),

•	the removal of a director or corporate auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favourable” price, bonds or debentures with warrants to subscribe for new shares with“specially favourable“conditions or warrants to subscribe for new shares with“specially favourable“conditions to persons other than shareholders, and

•	release of part of directors’ or corporate auditors’ liabilities to their corporation.

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

Repurchase by the Company of Shares

     Under the Commercial Code, the Company may acquire its shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders meeting. In addition, the Company is authorized to purchase its shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings and any transfer of retained earnings to stated capital.

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

     D.   Exchange controls

(a) Information with respect to Japanese exchange regulations affecting the Company’s security holders is as follows:

The Foreign Exchange and Foreign Trade Law of Japan, as amended and effective from April 1, 1998, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities (including bonds and bonds with rights for subscription of new shares) by the Company and the acquisition and holding of such securities by “non-residents of Japan” and by “foreign investors”, as hereinafter defined.

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

Generally, a non-resident of Japan or non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation.

Pursuant to the new tax convention between the United States and Japan ratified in March 2004, the withholding tax rate on dividends made by a Japanese corporation to a United States resident or corporation is 10%, if the recipients are portfolio investors who does not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. This 10% Japanese withholding tax rate is applicable effective from July 1, 2004 to dividends declared thereafter. The 15% Japanese withholding tax rate for under the old tax convention is still applicable to such dividends declared before July 1, 2004. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by the Company to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will applies thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Passive Foreign Investment Company Rules

     Canon believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2003. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25 percent owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any other taxable year. If Canon were treated as a PFIC for any taxable year during which you held Canon shares or ADSs, certain adverse consequences could apply to you.

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

Equity price risk

Canon holds marketable securities included in current assets for short-term investment, which consists generally of highly-liquid and low-risk instruments. Marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and investments for trading purposes.

     Maturities and fair values of such marketable securities and investments were as follows at December 31, 2003 and 2002.

	2003				2002
	Cost		Fair value		Cost		Fair value
	(Millions of yen)
Due within one year	Yen	194	Yen	202	Yen	6,068	Yen	6,190
Due after one year through five years		1,480		1,932		545		608
Due after five years		5,951		6,002		7,276		7,051
Equity securities		7,569		22,977		6,457		8,076

Total	Yen	15,194	Yen	31,113	Yen	20,346	Yen	21,925

Foreign exchange rate and interest rate risk

     Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. The Company and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments; however, Canon does not expect that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified across a number of major financial institutions.

     The major manufacturing bases of Canon are located in Japan and other countries in Asia. Sales generated from overseas are mainly denominated in U.S. dollars or euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon enters into foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euro into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales, which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2003. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2004.

	Millions of yen
	U.S.$		euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	Yen	232,013	191,537	23,993	447,543
Estimated fair value		3,623	(6,287)	(132)	(2,796)
Forwards to buy foreign currencies:
Contract amounts	Yen	11,151	3,261	7,972	22,384
Estimated fair value		(35)	(165)	(941)	(1,141)

     Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. To a lesser extent, Canon has entered into interest rate swaps that change variable-rate debt obligations to fixed-rate debt obligations. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

     The information about Canon’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates are shown below. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional principal amounts by expected maturity dates and weighted average interest rates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2003 and 2002 together with the related weighted average contractual interest rates at December 31, 2003 and 2002.

Long-term debt (including due within one year)

	Average			Expected maturity date
	interest															Estimated
	rates*	Total		2004		2005		2006		2007		2008		Thereafter		fair value
				(Millions of yen except interest rate data)
Year ended December 31, 2003:
Japanese yen notes	2.39%	Yen	45,000	Yen	20,000	Yen	5,000		—	Yen	10,000	Yen	10,000		—	Yen	47,076
Japanese yen convertible debentures	1.28		11,734		—		2,577		—		—		9,157		—		38,030
Loans, principally from banks	2.88		38,721		16,195		17,180	Yen	2,893		2,100		219	Yen	134		38,594

Total		Yen	95,455	Yen	36,195	Yen	24,757	Yen	2,893	Yen	12,100	Yen	19,376	Yen	134	Yen	123,700

	Average			Expected maturity date
	interest															Estimated
	rates*	Total		2003		2004		2005		2006		2007		Thereafter		fair value
				(Millions of yen except interest rate data)
Year ended December 31, 2002:
Japanese yen notes	2.31%	Yen	55,000	Yen	10,000	Yen	20,000	Yen	5,000		—	Yen	10,000	Yen	10,000	Yen	58,043
Japanese yen convertible debentures	1.26		15,031		—		—		5,149		—		—		9,882		44,445
Loans, principally from banks	2.09		30,324		9,006		10,944		6,325	Yen	1,217		262		2,570		30,086

Total		Yen	100,355	Yen	19,006	Yen	30,944	Yen	16,474	Yen	1,217	Yen	10,262	Yen	22,452	Yen	132,574

Note: All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

Interest rate swaps

Year ended December 31, 2003:

Notional		Average				Expected maturity date
principal		receive	Average													Estimated
amount		rate	pay rate	Total		2004		2005		2006		2007		2008	Thereafter	fair value
(Millions)				(Millions of yen except notional principal amount and rate data)
euro	169	2.33%	3.44%	Yen	22,564	Yen	8,480	Yen	8,534	Yen	3,611	Yen	1,939	—	—	Yen	(55)

Year ended December 31, 2002:

Notional		Average				Expected maturity date
principal		receive	Average												Estimated
amount		rate	pay rate	Total		2003		2004		2005		2006	2007	Thereafter	fair value
(Millions)				(Millions of yen except notional principal amount and rate data)
Yen	180	1.48%	1.39%	Yen	180	Yen	180		—		—	—	—	—	Yen	1
U.S.$	467	1.38	3.75		56,019		6,278	Yen	19,504	Yen	30,237	—	—	—		(1,136)
euro	10	3.37	4.09		1,251		1,251		—		—	—	—	—		(13)

     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed-rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for fiscal 2003 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

     Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at year-end is expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

     Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and Statement of Financial Accounting Standards No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were Yen 408,540 million and Yen 362,276 million at December 31, 2003 and 2002, respectively.

     Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and SFAS 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amount of those interest rate swap agreements was Yen 57,270 million at December 31, 2002. Canon recognized net losses related to those interest rate swaps in the amount of Yen 94 million, Yen 1,738 million and Yen 2,521 million for the years ended December 31, 2003, 2002 and 2001, respectively, and classified such amount in other income (deductions).

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

     Recent amendments to the Japanese Commercial Code abolished the unit share system called “tan-i-kabu” as of October 1, 2001, and introduced a new unit share system called “tangen-kabu” (together with the 1982 Amendments, the “Amendments”). Pursuant to these legal changes, the Company was deemed to have amended its Articles of Incorporation in October 2001, so that 1,000 shares constituted one new unit. The Commercial Code permits the Board of Directors to reduce the number of shares that will constitute a new unit or abolish the new unit share system entirety by amending the Company’s Articles of Incorporation without approval by shareholders. The Board of Directors of the Company resolved to reduce the number of shares per unit to 100 shares and its Articles of Incorporation has been amended accordingly. The number of shares constituting a new unit may not exceed 1,000 shares or one-two hundredths (1/200) of the number of all issued shares.

     Under the unit share system, shareholders have one voting right for each unit of shares they hold. Shares not constituting a full unit will carry all shareholders’ rights except for those relating to voting rights.

     Pursuant to the Amendments, the Company is deemed to have amended its Articles of Incorporation so that no share certificates will be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued unless the Company determines that it is necessary to issue such certificates for protection of the holders of shares constituting less than one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

     A holder of shares constituting less than one unit may at any time require the Company (through the participating institution in the case of a beneficial shareholder under the central clearing system) to purchase such shares at the last selling price of a share as reported by the Tokyo Stock Exchange on the day when such request is made.

     Shareholders (including beneficial owners) who own less than one unit of shares may request that Company sell them a number of shares which, when added to their less than one unit shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

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

     As of December 31, 2003, Canon, under the supervision and with the participation of the its management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Canon’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

(d)   Changes in internal controls over financial reporting.

     There has been no change in Canon’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert

     Canon’s Board of Directors has determined that Kunihiro Nagata qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nagata began his career at Canon in 1970, and since that time has worked in the field of finance and accounting for nearly thirty years. From 1996 to 1999, Mr. Nagata served as a senior manager of the Accounting Planning & Administration Division, the division responsible for Canon’s consolidated reporting. Mr. Nagata was elected as one of Canon’s corporate auditors at an ordinary general meeting of shareholders held in March 2004. See Item 6.A. for additional information regarding Mr. Nagata.

Item 16B.   Code of Ethics

     Canon maintains a “Canon Group Code of Conduct”, or Code of Conduct, applicable to all executives and employees. The Code of Conduct sets forth provisions relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to the provisions of the Code of Conduct. In addition, on March 31, 2004, the Board of Directors adopted a “Code of Ethics” as a supplement to the Code of Conduct. This Code of Ethics applies to Canon’s President and Chief Executive Officer, each member of the Board of Directors (which includes the Chief Financial Officer) and general managers belonging to Canon’s accounting headquarters. The Code of Ethics requires full, fair, accurate, timely and understandable disclosure in reports and documents that Canon files with or submits to the SEC and in Canon’s other communications with the public, prompt internal reporting of violations of the Code of Conduct or Code of Ethics, and accountability for adherence to their provisions. Both the Code of Conduct and the Code of Ethics have been filed as exhibits to this Annual Report.

Item 16C.   Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Canon’s board of corporate auditors (“BoCA”) consisting of four members, including two outside corporate auditors, is responsible for the oversight of its independent auditors’ work. The BoCA has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the BoCA’s engagement of Canon’s external auditors to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “—Fees and Services of KPMG AZSA & Co. ” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent accountants for U.S. securities law reporting purposes — KPMG AZSA & Co., and its affiliates.

     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.

•	All services provided to Canon necessary to perform an annual or semi-annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding 10,000,000 yen per single engagement must be approved by the full BoCA.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the BoCA, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by these means must be reported to the BoCA at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the BoCA has delegated pre-approval authority to the Chairman of the BoCA. Any engagement of an Independent Registered Public Accounting Firm by the Chairman is required to be reported to the BoCA at its next regularly scheduled meeting.

Additional services may be pre-approved by the BoCA on an individual basis.

     No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Fees and Services of KPMG AZSA & Co.

     The following table discloses the aggregate fees accrued or paid to KPMG AZSA & Co. for each of the last two fiscal years and briefly describes the services performed:

	Year ended		Year ended
	December 31, 2003		December 31, 2002
	(Millions of yen)
Audit fees	Yen	553	Yen	549
Audit-related fees		42		81
Tax fees		397		426
All other fees		61		99

Total	Yen	1,053	Yen	1,155

     Audit fees include fees billed for professional services rendered for audits of Canon’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries.

     Audit-related fees include fees billed for assurance and related services such as due diligence, accounting consultations and audits in connection with mergers and acquisitions, employee benefit plan audits, internal control reviews, and consultations concerning financial accounting and reporting standards.

     Tax fees include fees billed for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

     All other fees include fees billed for services rendered with respect to consultation, design and implementation relating to Canon’s reorganization.

PART III

Item 17.   Financial Statements

Consolidated financial statement of Canon Inc. and Subsidiaries:	Page number
Report of Independent Registered Public Accounting Firm	63
Consolidated Balance Sheets as of December 31, 2003 and 2002	64
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001	65
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001	66
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	67
Notes to Consolidated Financial Statements	68

Schedule:
Report of Independent Registered Public Accounting Firm on Schedule	63
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002 and 2001	103

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.
Tokyo, Japan
January 28, 2004

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002

	Millions of yen
	2003		2002
Assets
Current assets:
Cash and cash equivalents (note 8)	Yen	690,298	521,271
Marketable securities (note 3)		1,324	7,255
Trade receivables (note 4)		539,006	498,587
Inventories (note 5)		444,244	432,251
Prepaid expenses and other current assets (note 11)		255,905	245,610

Total current assets		1,930,777	1,704,974
Noncurrent receivables (note 18)		16,543	20,568
Investments (note 3)		78,912	64,037
Property, plant and equipment, net (notes 6 and 8)		846,433	830,304
Other assets (notes 7, 10 and 11)		309,483	322,823

Total assets	Yen	3,182,148	2,942,706

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 8)	Yen	39,136	66,754
Trade payables (note 9)		391,181	408,464
Income taxes (note 11)		83,064	80,169
Accrued expenses (note 18)		193,657	154,621
Other current liabilities (note 11)		120,265	91,832

Total current liabilities		827,303	801,840
Long-term debt, excluding current installments (note 8)		59,260	81,349
Accrued pension and severance cost (note 10)		238,001	285,129
Other noncurrent liabilities (note 11)		30,843	26,193

Total liabilities		1,155,407	1,194,511

Minority interests		161,196	156,245

Commitments and contingent liabilities (note 18)
Stockholders’ equity:
Common stock
Authorized 2,000,000,000 shares;
issued 881,338,645 shares in 2003 and 879,136,244 shares in 2002 (notes 8 and 12)		168,892	167,242
Additional paid-in capital (notes 8 and 12)		396,939	394,088
Legal reserve (note 13)		39,998	38,803
Retained earnings (notes 11 and 13)		1,410,442	1,164,445
Accumulated other comprehensive income (loss) (notes 3, 10, 11, 15 and 17)		(143,275)	(166,467)
Treasury stock, at cost, 1,606,513 shares in 2003 and 1,373,557 shares in 2002		(7,451)	(6,161)

Total stockholders’ equity		1,865,545	1,591,950

Total liabilities and stockholders’ equity	Yen	3,182,148	2,942,706

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2003, 2002 and 2001

	Millions of yen
	2003		2002	2001
Net sales	Yen	3,198,072	2,940,128	2,907,573
Cost of sales		1,589,172	1,540,097	1,626,959

Gross profit		1,608,900	1,400,031	1,280,614
Selling, general and administrative expenses		1,154,476	1,053,672	998,775

Operating profit		454,424	346,359	281,839
Other income (deductions):
Interest and dividend income		9,284	9,198	9,571
Interest expense		(4,627)	(6,788)	(10,712)
Other, net		(10,911)	(18,752)	868

		(6,254)	(16,342)	(273)

Income before income taxes and minority interests		448,170	330,017	281,566
Income taxes (note 11)		162,653	134,703	115,154

Income before minority interests		285,517	195,314	166,412
Minority interests		9,787	4,577	2,543

Income before cumulative effect of change in accounting principle		275,730	190,737	163,869
Cumulative effect of change in accounting principle, net of tax (note 1(q))		—	—	3,692

Net income	Yen	275,730	190,737	167,561

	Yen
Earnings per share (notes 1(s) and 16):
Basic:
Income before cumulative effect of change in accounting principle	Yen	313.81	217.56	187.07
Cumulative effect of change in accounting principle		—	—	4.22

Net income	Yen	313.81	217.56	191.29

Diluted:
Income before cumulative effect of change in accounting principle	Yen	310.75	214.80	184.55
Cumulative effect of change in accounting principle		—	—	4.15

Net income	Yen	310.75	214.80	188.70

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2003, 2002 and 2001

	Millions of yen
	2003		2002	2001
Common stock:
Balance at beginning of year	Yen	167,242	165,287	164,796
Conversion of convertible debt (notes 12 and 14)		1,650	1,955	491

Balance at end of year		168,892	167,242	165,287

Additional paid-in capital:
Balance at beginning of year		394,088	392,456	391,939
Conversion of convertible debt and other (notes 12 and 14)		1,649	1,953	517
Share issued for acquisition of minority interest (notes 12 and 14)		—	1,052	—
Capital transactions by consolidated subsidiaries		1,202	(1,373)	—

Balance at end of year		396,939	394,088	392,456

Legal reserve:
Balance at beginning of year		38,803	38,330	35,584
Transfers from retained earnings (note 13)		1,195	477	2,746
Other		—	(4)	—

Balance at end of year		39,998	38,803	38,330

Retained earnings:
Balance at beginning of year		1,164,445	997,848	853,177
Net income for the year		275,730	190,737	167,561
Cash dividends (note 13)		(28,538)	(23,663)	(20,144)
Transfers to legal reserve (note 13)		(1,195)	(477)	(2,746)

Balance at end of year		1,410,442	1,164,445	997,848

Accumulated other comprehensive income (loss) (notes 3, 10, 11, 15 and 17):
Balance at beginning of year		(166,467)	(135,168)	(146,582)
Other comprehensive income (loss) for the year, net of tax		23,192	(31,299)	11,414

Balance at end of year		(143,275)	(166,467)	(135,168)

Treasury stock:
Balance at beginning of year		(6,161)	(277)	—
Purchase		(1,290)	(5,884)	(277)

Balance at end of year		(7,451)	(6,161)	(277)

Total stockholders’ equity	Yen	1,865,545	1,591,950	1,458,476

Disclosure of comprehensive income:
Net income for the year	Yen	275,730	190,737	167,561
Other comprehensive income (loss) for the year, net of tax (note 15)		23,192	(31,299)	11,414

Total comprehensive income for the year	Yen	298,922	159,438	178,975

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001

	Millions of yen
	2003		2002	2001
Net income	Yen	275,730	190,737	167,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		183,604	165,260	152,300
Loss on disposal of property, plant and equipment		12,639	13,137	20,323
Gain on securities contributed to retirement benefit trust (notes 3 and 10)		—	—	(15,536)
Deferred income taxes		(3,035)	(1,788)	2,172
(Increase) decrease in trade receivables		(36,638)	(47,077)	47,844
(Increase) decrease in inventories		(15,823)	14,029	73,858
Increase (decrease) in trade payables		1,129	64,040	(161,157)
Increase in income taxes		3,441	14,935	10,561
Increase in accrued expenses		37,131	12,901	2,177
Other, net		7,471	22,776	5,649

Net cash provided by operating activities		465,649	448,950	305,752

Cash flows from investing activities:
Capital expenditure		(210,038)	(198,702)	(207,674)
Proceeds from sale of property, plant and equipment		9,354	11,971	10,224
Payment for purchase of available-for-sale securities		(249)	(2,751)	(9,225)
Proceeds from sale of available-for-sale securities		6,544	1,099	9,473
Payment for purchase of other investments		(24,341)	(30,331)	(2,452)
Other		18,782	(11,506)	7,062

Net cash used in investing activities		(199,948)	(230,220)	(192,592)

Cash flows from financing activities (note 14):
Proceeds from long-term debt		4,132	10,609	7,417
Repayment of long-term debt		(25,301)	(60,690)	(40,423)
Decrease in short-term loans		(49,224)	(101,125)	(64,292)
Dividends paid (note 13)		(28,538)	(23,663)	(20,144)
Payment for purchase of treasury stock		(1,071)	(5,884)	(277)
Other		(2,037)	(2,961)	(3,509)

Net cash used in financing activities		(102,039)	(183,714)	(121,228)

Effect of exchange rate changes on cash and cash equivalents		5,365	(19,979)	20,340

Net change in cash and cash equivalents		169,027	15,037	12,272
Cash and cash equivalents at beginning of year		521,271	506,234	493,962

Cash and cash equivalents at end of year	Yen	690,298	521,271	506,234

Cash paid during the year for:
Interest	Yen	4,570	6,890	10,722
Income taxes		162,247	121,556	102,421

See accompanying notes to consolidated financial statements.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business
The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as office imaging products (mainly copying machines and digital multifunction devices), and computer peripherals (mainly laser beam and inkjet printers). Canon’s products also include business information products such as computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (LCDs), broadcasting lenses and medical equipment. Canon’s sales in the years ended December 31, 2003, 2002 and 2001 were distributed as follows: office imaging products 33%, 35% and 34%, computer peripherals 34%, 36% and 36%, business information products 4%, 5% and 7%, cameras 20%, 16% and 13%, and optical and other products 9%, 8% and 10%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73%, 73% and 70% of consolidated net sales for the years ended December 31, 2003, 2002 and 2001 were generated outside Japan, with 33%, 34% and 34% in the Americas, 30%, 29% and 27% in Europe, and 10%, 10% and 9% in other areas, respectively.

Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20%, 21% and 21% of consolidated net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

(b)	Basis of Presentation
The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books of account in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments but not recorded in the books of account, which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

(c)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. For any variable interest entities (“VIEs”) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. Canon was required to apply FIN 46R to special-purpose entities in consolidated financial statements as of December 31, 2003, and to other VIEs in consolidated financial statements as of March 31, 2004. The adoption of FIN 46R did not have and is not expected to have a material effect on Canon’s consolidated financial position and results of operations.

(d)	Cash Equivalents
For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(e)	Translation of Foreign Currencies
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(f)	Marketable Securities and Investments
Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities with respect to which Canon has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each quarter period, Canon evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Canon evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the specific identification method.

(g)	Allowance for Doubtful Receivables
Canon recognizes allowance for doubtful receivables to ensure trade and financing receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(h)	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(i)	Investments in Affiliated Companies
Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Canon’s share of the net earnings (loss) of companies carried on the equity method, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of yen
	2003		2002	2001
Net loss	Yen	(1,124)	(3,521)	(1,845)
Dividends received		288	664	401

(j)	Impairment of Long-Lived Assets
Canon adopted Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon’s consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs of selling such assets, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Prior to the adoption of SFAS 144, Canon accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

(k)	Property, Plant and Equipment
Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation is calculated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Goodwill and Other Intangible Assets
Goodwill represents the excess cost over fair value of assets of businesses acquired. Canon adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, as of January 1, 2002. Pursuant to SFAS 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over the expected periods to be benefited. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting Canon’s average cost of funds.

(m)	Income Taxes
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

Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(n)	Revenue Recognition
Canon generates revenue principally through the sale of consumer products, equipment, supplies and related services under separate contractual arrangements for each. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized when the products are received by customers based on the free-on-board destination sales term. Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is received by the customer and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of the office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from service maintenance spot contracts for time and materials is recognized as the services are provided. Standard service maintenance fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon.

Canon enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”: 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Canon if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on our financial position or results of operations.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to reseller customers, and records reductions to sales for the estimated impact of price protection when price protections are announced.

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(o)	Research and Development and Advertising
The costs of research and development and advertising are expensed as incurred.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Shipping and Handling Costs
Shipping and handling costs totaled Yen 40,660 million, Yen 39,170 million and Yen 33,835 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(q)	Derivative Financial Instruments
Canon accounts for its derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

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

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the consolidated balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138 on January 1, 2001 resulted in an increase to net income of approximately Yen 3,692 million and a decrease to other comprehensive income (loss) of approximately Yen 2,401 million, which are net of the related income tax effect of Yen 2,674 million and Yen 1,738 million, respectively.

(r)	Issuance of Stock by Subsidiaries The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(s)	Earnings per Share
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

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Use of Estimates
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

(u)	Environmental Liabilities
Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(v)	Reclassification Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2003.

(2)	Foreign Operations Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen
	2003		2002	2001
Total assets	Yen	1,339,854	1,238,800	1,074,856
Net assets		564,041	518,927	482,986
Net sales		2,341,221	2,151,062	2,048,993
Net income		74,274	58,883	31,903

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Marketable Securities and Investments
Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2003 and 2002 were as follows:

	Millions of yen
			Gross	Gross
			Unrealized	Unrealized
			Holding	Holding
	Cost		Gains	Losses	Fair Value
2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	65	—	4	61
Corporate debt securities		7	—	—	7
Bank debt securities		71	—	—	71
Fund trusts		51	12	—	63
Equity securities		1,044	78	—	1,122

	Yen	1,238	90	4	1,324

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	243	—	5	238
Corporate debt securities		5,141	53	—	5,194
Fund trusts		2,047	455	—	2,502
Equity securities		6,525	15,534	204	21,855

	Yen	13,956	16,042	209	29,789

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Millions of yen
			Gross	Gross
			Unrealized	Unrealized
			Holding	Holding
	Cost		Gains	Losses	Fair Value
2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	59	2	—	61
Corporate debt securities		5,698	44	14	5,728
Bank debt securities		91	—	—	91
Fund trusts		220	90	—	310
Equity securities		1,194	—	129	1,065

	Yen	7,262	136	143	7,255

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	220	7	—	227
Corporate debt securities		5,149	67	43	5,173
Bank debt securities		150	—	—	150
Fund trusts		2,302	—	193	2,109
Equity securities		5,263	2,628	880	7,011

	Yen	13,084	2,702	1,116	14,670

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, were as follows:

	Millions of yen
	Less than 12 months			12 months or longer
			Gross		Gross
			Unrealized		Unrealized
			Holding		Holding
	Fair Value		Losses	Fair Value	Losses
2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	61	4	—	—

	Yen	61	4	—	—

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	Yen	238	5	—	—
Equity securities		528	31	756	173

	Yen	766	36	756	173

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, increased by Yen 7,952 million in the year ended December 31, 2003, and decreased by Yen 1,732 million and Yen 13,603 million in the years ended December 31, 2002 and 2001, respectively.

Maturities of debt securities and fund trust classified as available-for-sale were as follows at December 31, 2003:

	Millions of yen
	Cost		Fair Value
Due within one year	Yen	194	202
Due after one year through five years		1,480	1,932
Due after five years		5,951	6,002

	Yen	7,625	8,136

Proceeds from sale of available-for-sale securities were Yen 6,544 million, Yen 1,099 million and Yen 9,473 million in the years ended December 31, 2003, 2002 and 2001, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was Yen 38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to Yen 15,536 million were realized and were included in other income (deductions) in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2003 and 2002 were insignificant.

At December 31, 2003, investments include investment in affiliated companies and non-marketable securities amounting to Yen 24,806 million and Yen 24,317 million, respectively. At December 31, 2002, investments include investment in affiliated companies and non-marketable securities amounting to Yen 30,007 million and Yen 19,360 million, respectively.

(4)	Trade Receivables Trade receivables are summarized as follows:

	Millions of yen
	2003		2002
Notes	Yen	28,880	26,456
Accounts		524,549	484,162

		553,429	510,618
Less allowance for doubtful receivables		14,423	12,031

	Yen	539,006	498,587

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Inventories Inventories comprised the following:

	Millions of yen
	2003		2002
Finished goods	Yen	305,414	288,592
Work in process		124,410	127,769
Raw materials		14,420	15,890

	Yen	444,244	432,251

(6)	Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	2003		2002
Land	Yen	177,953	167,848
Buildings		766,398	743,473
Machinery and equipment		990,638	962,037
Construction in progress		29,627	34,640

		1,964,616	1,907,998
Less accumulated depreciation		1,118,183	1,077,694

	Yen	846,433	830,304

(7)	Goodwill and Other Intangible Assets The components of acquired intangible assets excluding goodwill at December 31, 2003 and 2002 were as follows:

	Millions of yen
	2003			2002
	Gross Carrying		Accumulated	Gross Carrying	Accumulated
	Amount		Amortization	Amount	Amortization
Intangible assets subject to amortization:
Software	Yen	115,675	80,534	106,664	74,971
Other		6,188	3,319	3,233	1,106

Total	Yen	121,863	83,853	109,897	76,077

Intangible assets not subject to amortization at December 31, 2003 and 2002 were insignificant.

Aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 was Yen 12,438 million, Yen 6,288 million and Yen 4,046 million, respectively. Estimated amortization expense for the next five years ending December 31 is Yen 12,184 million in 2004, Yen 9,498 million in 2005, Yen 6,974 million in 2006, Yen 3,890 million in 2007, and Yen 1,969 million in 2008.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 were as follows:

	Millions of yen
	2003		2002
Balance at beginning of year	Yen	13,640	13,375
Goodwill acquired during the year		7,839	806
Impairment losses		—	(503)
Translation adjustments		588	(38)

Balance at end of year	Yen	22,067	13,640

In the year ended December 31, 2002, under a continuing negative trend in the business information industries and semiconductor related market, the majority of goodwill impairment loss of Yen 503 million was recognized from the business information products and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

Reconciliation of “Income before cumulative effect of change in accounting principle” and “Earnings per share before cumulative effect of change in accounting principle” to the amounts adjusted for the exclusion of goodwill amortization for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of yen
	2003		2002	2001
Income before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	Yen	275,730	190,737	163,869
Add back: goodwill amortization (net of tax)		—	—	968

Adjusted income before cumulative effect of change in accounting principle	Yen	275,730	190,737	164,837

	Yen
Basic earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	Yen	313.81	217.56	187.07
Add back: goodwill amortization (net of tax)		—	—	1.11

Adjusted income before cumulative effect of change in accounting principle	Yen	313.81	217.56	188.18

Diluted earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle:	Yen	310.75	214.80	184.55
Add back: goodwill amortization (net of tax)		—	—	1.08

Adjusted income before cumulative effect of change in accounting principle	Yen	310.75	214.80	185.63

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Short-term Loans and Long-term Debt Short-term loans consisted of the following:

	Millions of yen
	2003		2002
Bank borrowings	Yen	2,941	47,748
Long-term debt due within one year		36,195	19,006

	Yen	39,136	66,754

The weighted average interest rates on short-term loans outstanding at December 31, 2003 and 2002 were 2.10% and 2.58%, respectively.

At December 31, 2003, unused short-term credit facilities for issuance of commercial paper amounted to Yen 53,565 million.

Long-term debt consisted of the following:

	Millions of yen
	2003		2002
Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.88% and 2.84% at December 31, 2003 and 2002, respectively, partially secured by mortgage of property, plant and equipment	Yen	27,452	20,190
2-3/10% Japanese yen notes, due 2003		—	5,000
1-53/100% Japanese yen notes, due 2003		—	5,000
2-23/40% Japanese yen notes, due 2004		10,000	10,000
2-1/40% Japanese yen notes, due 2004		10,000	10,000
1-22/25% Japanese yen notes, due 2005		5,000	5,000
2-19/20% Japanese yen notes, due 2007		10,000	10,000
2-27/100% Japanese yen notes, due 2008		10,000	10,000
1-2/10% Japanese yen convertible debentures, due 2005		2,577	5,149
1-3/10% Japanese yen convertible debentures, due 2008		9,157	9,882
Capital lease obligations		11,269	10,134

		95,455	100,355
Less amount due within one year		36,195	19,006

	Yen	59,260	81,349

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt outstanding at December 31, 2003 were as follows:

	Millions of yen
2004	Yen	36,195
2005		24,757
2006		2,893
2007		12,100
2008		19,376
Later years		134

	Yen	95,455

Property, plant and equipment with a book value at December 31, 2003 of Yen 11,358 million were mortgaged to secure loans from banks.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1-2/10% Japanese yen convertible debentures due 2005 are convertible into approximately 1,721,000 shares of common stock at a fixed conversion price of Yen 1,497.00 per share, not less than the fair market value of the Company’s common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2004 at premiums of 1%, and at par thereafter, or, under particular circumstances, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are convertible into approximately 6,117,000 shares of common stock at a fixed conversion price of Yen 1,497.00 per share, not less than the fair market value of the Company’s common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2007 at premiums ranging from 4% to 1%, and at par thereafter, or, under particular circumstances, at par.

The decrease of convertible debt due to conversion in the years ended December 31, 2003, 2002 and 2001 were Yen 3,297 million, Yen 3,908 million and Yen 981 million, respectively.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Trade Payables Trade payables are summarized as follows:

	Millions of yen
	2003		2002
Notes	Yen	47,771	62,894
Accounts		343,410	345,570

	Yen	391,181	408,464

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

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. In the year ended December 31, 2003, the government approved applications submitted by the Company and certain of its domestic subsidiaries for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. On January 30, 2004, management submitted another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon’s applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. Accordingly, there has been no effect on Canon’s consolidated financial statements for the year ended December 31, 2003. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company’s current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, Canon’s management does not presently expect that this separation will have a significant effect on Canon’s financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003) (“SFAS 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS 132R revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS 132R is generally effective for fiscal years ending after December 15, 2003.

Net periodic benefit cost included in selling, general and administrative expenses for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2003, 2002 and 2001 consisted of the following components:

	Millions of yen
	2003		2002	2001
Service cost — benefits earned during the year	Yen	29,024	39,206	36,553
Interest cost on projected benefit obligation		20,806	19,270	20,341
Expected return on plan assets		(13,959)	(14,523)	(13,636)
Net amortization		10,636	11,841	8,755

	Yen	46,507	55,794	52,013

Weighted-average assumptions:
Discount rate		2.7%	2.7%	2.7%
Assumed rate of increase in future compensation levels		2.0	3.4	3.3
Expected long-term rate of return on plan assets		3.6	3.5	3.5

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen
	2003		2002
Change in benefit obligations:
Benefit obligations at beginning of year	Yen	766,452	718,091
Service cost		29,024	39,206
Interest cost		20,806	19,270
Plan participants’ contributions		2,102	3,825
Amendments		(52,749)	—
Actuarial gain		(3,398)	(1,916)
Benefits paid		(12,484)	(13,019)
Other		2,637	995

Benefit obligations at end of year		752,390	766,452

Change in plan assets:
Fair value of plan assets at beginning of year		421,642	429,483
Actual return on plan assets		31,008	(33,813)
Employer contributions		29,944	33,661
Plan participants’ contributions		2,102	3,825
Benefits paid		(12,484)	(13,019)
Other		16	1,505

Fair value of plan assets at end of year		472,228	421,642

Funded status		(280,162)	(344,810)
Unrecognized actuarial loss		289,991	329,240
Unrecognized prior service cost		(99,512)	(52,773)
Unrecognized net transition obligation being recognized over 22 years		4,644	4,988

Net amount recognized	Yen	(85,039)	(63,355)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	Yen	2,515	2,664
Accrued pension and severance cost		(238,001)	(285,129)
Intangible assets		86	144
Accumulated other comprehensive income (loss), gross of tax		150,361	218,966

Net amount recognized	Yen	(85,039)	(63,355)

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	Yen	745,781	709,881
Accumulated benefit obligation		697,711	650,339
Fair value of plan assets		466,970	369,777

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information with respect to domestic plans is as follows:

Measurement date The Company and certain of its domestic subsidiaries use a October 1 measurement date for the majority of its plans.

Assumptions
Weighted-average assumptions used to determine
benefit obligations at December 31:	2003	2002
Discount rate	2.5%	2.5%
Assumed rate of increase in future compensation levels	1.9	3.3

Weighted-average assumptions used to determine
net periodic benefit cost for the years ended December 31:	2003	2002	2001
Discount rate	2.5%	2.5%	3.0%
Assumed rate of increase in future compensation levels	3.3	3.3	2.1
Expected long-term rate of return on domestic plan assets	3.1	3.0	4.0

Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations The accumulated benefit obligation for all domestic defined benefit plans was Yen 647,447 million and Yen 652,416 million at December 31, 2003 and 2002, respectively.

Plan assets Canon’s domestic benefit plan weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category	2003	2002
Equity securities	29.6%	35.6%
Debt securities	26.8	32.8
Cash	21.8	6.8
Life insurance company general accounts	21.1	24.1
Other	0.7	0.7

	100.0%	100.0%

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Canon’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, Canon formulates a “model” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. Canon evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. Canon revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company and certain of its domestic subsidiaries in the amounts of Yen 796 million (0.2 percent of total domestic plan assets) and Yen 1,477 million (0.4 percent of total domestic plan assets) at December 31, 2003 and 2002, respectively.

Cash flows Canon expects to contribute Yen 40,044 million to its domestic defined benefit plan in the year ending December 31, 2004.

(11)	Income Taxes Total income taxes were allocated as follows:

	Millions of yen
	2003		2002	2001
Income before income taxes and minority interests	Yen	162,653	134,703	115,154
Stockholders’ equity — accumulated other comprehensive income (loss):
Foreign currency translation adjustments		(3,469)	2,387	(684)
Net unrealized gains and losses on securities		4,692	(1,188)	(11,692)
Net losses on derivative instruments		27	1,513	(1,755)
Minimum pension liability adjustments		39,738	(10,680)	(26,592)

	Yen	203,641	126,735	74,431

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Domestic and foreign components of income before income taxes and minority interests (“Income before income taxes”), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen
	Japanese		Foreign	Total
2003:
Income before income taxes	Yen	337,093	111,077	448,170

Income taxes:
Current	Yen	132,204	33,484	165,688
Deferred		(5,828)	2,793	(3,035)

	Yen	126,376	36,277	162,653

2002:
Income before income taxes	Yen	237,677	92,340	330,017

Income taxes:
Current	Yen	109,102	27,389	136,491
Deferred		(7,212)	5,424	(1,788)

	Yen	101,890	32,813	134,703

2001:
Income before income taxes	Yen	230,456	51,110	281,566

Income taxes:
Current	Yen	95,664	17,318	112,982
Deferred		(1,738)	3,910	2,172

	Yen	93,926	21,228	115,154

The Company and certain of its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of 9.8% and a deductible business tax of 6%, which in the aggregate resulted in a statutory income tax rate of approximately 42%.

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate is to be lowered to approximately 40% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005. The adjustments of deferred tax assets and liabilities for this change in the tax rate are Yen 3,613 million and have been reflected in the consolidated statements of income for the year ended December 31, 2003.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2003	2002	2001
Japanese statutory income tax rate	42.0%	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.2	0.5	1.4
Tax benefits not recognized on operating losses of subsidiaries	0.1	0.2	0.9
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	(2.5)	(2.5)	(2.0)
Tax credit for increased research and development expenses	(1.4)	(1.6)	(2.1)
Effect of enacted changes in tax laws and rates on research and development expenses	(2.6)	—	—
Effect of enacted changes in tax laws and rates on business taxes	0.8	—	—
Other	(0.3)	2.2	0.7

Effective income tax rate	36.3%	40.8%	40.9%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2003		2002
Prepaid expenses and other current assets	Yen	44,198	42,386
Other assets		124,706	167,298
Other current liabilities		(2,575)	(1,213)
Other noncurrent liabilities		(19,302)	(16,120)

	Yen	147,027	192,351

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	Millions of yen
	2003		2002
Deferred tax assets:
Inventories	Yen	13,540	12,813
Accrued business tax		8,684	6,794
Accrued pension and severance cost		45,149	42,253
Minimum pension liability adjustments		56,526	97,454
Research and development — costs capitalized for tax purposes		20,766	21,215
Property, plant and equipment		17,074	14,699
Net operating losses carried forward		6,279	6,119
Other		35,624	41,137

Total gross deferred tax assets		203,642	242,484
Less valuation allowance		8,401	9,683

Net deferred tax assets		195,241	232,801

Deferred tax liabilities:
Land including deferred gain on sale		(2,059)	(2,540)
Undistributed earnings of foreign subsidiaries		(6,424)	(10,002)
Net unrealized gains on securities		(4,521)	(400)
Other		(35,210)	(27,508)

Total gross deferred tax liabilities		(48,214)	(40,450)

Net deferred tax assets	Yen	147,027	192,351

The valuation allowance for deferred tax assets as of January 1, 2002 was Yen 12,875 million. The net changes in the total valuation allowance for the years ended December 31, 2003 and 2002 were decreases of Yen 1,282 million and Yen 3,192 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2003.

At December 31, 2003, Canon had net operating losses carried forward for income tax purposes of approximately Yen 18,679 million which were available to reduce future taxable income, if any. Periods available to reduce future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Millions of yen
Within one year	Yen	816
After one year through five years		10,566
After five years through ten years		2,771
Indefinite period		4,526

Total	Yen	18,679

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Canon has not recognized deferred tax liabilities of approximately Yen 36,661 million for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2003 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2003, such undistributed earnings of these subsidiaries were approximately Yen 420,828 million.

(12)	Common Stock
During the years ended December 31, 2003, 2002 and 2001, the Company issued 2,202,401 shares, 2,853,912 shares and 655,309 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 has been accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(13)	Legal Reserve and Cash Dividends
The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon’s equity in retained earnings or deficit of affiliated companies of which it owns 20% to 50% accounted for on the equity basis aggregating positive Yen 5,887 million at December 31, 2003 is included in retained earnings.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2003, 2002 and 2001 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of Yen 35 per share, aggregating Yen 30,791 million, proposed subsequent to December 31, 2003 by the Board of Directors in respect of the year ended December 31, 2003.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments, included in the accompanying consolidated financial statements in order to conform them to accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company’s nonconsolidated books of account under the Japanese Commercial Code amounted to Yen 944,769 million at December 31, 2003.

(14)	Noncash Financing Activities
In the years ended December 31, 2003, 2002 and 2001, common stock and additional paid-in capital arising from conversion of convertible debt amounted to Yen 3,297 million, Yen 3,908 million and Yen 981 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. and the issuance of common stock in connection with the acquisition during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by Yen 795 million and Yen 1,052 million, respectively, and minority interests decreased by Yen 257 million.

(15)	Other Comprehensive Income (Loss) Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen
	2003		2002	2001
Foreign currency translation adjustments:
Balance at beginning of year	Yen	(68,524)	(52,660)	(104,149)
Adjustments for the year		(15,277)	(15,864)	51,489

Balance at end of year		(83,801)	(68,524)	(52,660)

Net unrealized gains and losses on securities:
Balance at beginning of year		(1,168)	564	14,167
Adjustments for the year		7,952	(1,732)	(13,603)

Balance at end of year		6,784	(1,168)	564

Net losses on derivative instruments:
Balance at beginning of year		(334)	(2,423)	—
Adjustments for the year		37	2,089	(2,423)

Balance at end of year		(297)	(334)	(2,423)

Minimum pension liability adjustments:
Balance at beginning of year		(96,441)	(80,649)	(56,600)
Adjustments for the year		30,480	(15,792)	(24,049)

Balance at end of year		(65,961)	(96,441)	(80,649)

Total accumulated other comprehensive income (loss):
Balance at beginning of year		(166,467)	(135,168)	(146,582)
Adjustments for the year		23,192	(31,299)	11,414

Balance at end of year	Yen	(143,275)	(166,467)	(135,168)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen
	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount
2003:
Foreign currency translation adjustments:
Amount arising during the year	Yen	(19,115)	3,469	(15,646)
Reclassification adjustments for gains and losses realized in net income		369	—	369

Net change during the year		(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:
Amount arising during the year		12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income		515	(215)	300

Net change during the year		12,644	(4,692)	7,952
Net losses on derivative instruments:
Amount arising during the year		(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income		790	(332)	458

Net change during the year		64	(27)	37
Minimum pension liability adjustments		70,218	(39,738)	30,480

Other comprehensive income (loss)	Yen	64,180	(40,988)	23,192

	Millions of yen
	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount
2002:
Foreign currency translation adjustments:
Amount arising during the year	Yen	(13,521)	(2,908)	(16,429)
Reclassification adjustments for gains and losses realized in net income		44	521	565

Net change during the year		(13,477)	(2,387)	(15,864)
Net unrealized gains and losses on securities:
Amount arising during the year		(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income		(589)	316	(273)

Net change during the year		(2,920)	1,188	(1,732)
Net losses on derivative instruments:
Amount arising during the year		(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income		4,654	(1,955)	2,699

Net change during the year		3,602	(1,513)	2,089
Minimum pension liability adjustments		(26,472)	10,680	(15,792)

Other comprehensive income (loss)	Yen	(39,267)	7,968	(31,299)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Millions of yen
	Before-tax		Tax (expense)	Net-of-tax
	amount		or benefit	amount
2001:
Foreign currency translation adjustments:
Amount arising during the year	Yen	50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income		(18)	—	(18)

Net change during the year		50,805	684	51,489
Net unrealized gains and losses on securities:
Amount arising during the year		(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income		(16,861)	7,157	(9,704)

Net change during the year		(25,295)	11,692	(13,603)
Net losses on derivative instruments:
Amount arising during the year		(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income		6,968	(2,926)	4,042

Net change during the year		(4,178)	1,755	(2,423)
Minimum pension liability adjustments		(50,641)	26,592	(24,049)

Other comprehensive income (loss)	Yen	(29,309)	40,723	11,414

(16)	Earnings per Share
A reconciliation of the numerators and denominators of basic and diluted earnings per share for “Income before cumulative effect of change in accounting principle” computations is as follows:

	Millions of yen
	2003		2002	2001
Income before cumulative effect of change in accounting principle	Yen	275,730	190,737	163,869
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002		—	26	40
1-2/10% Japanese yen convertible debentures, due 2005		36	48	48
1-3/10% Japanese yen convertible debentures, due 2008		86	91	91

Diluted income before cumulative effect of change in accounting principle	Yen	275,852	190,902	164,048

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Number of shares
	2003		2002	2001
Average common shares outstanding		878,648,844	876,716,443	875,960,380
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002		—	1,952,315	2,859,462
1-2/10% Japanese yen convertible debentures, due 2005		2,664,354	3,446,071	3,461,229
1-3/10% Japanese yen convertible debentures, due 2008		6,382,560	6,624,428	6,646,369

Diluted common shares outstanding		887,695,758	888,739,257	888,927,440

	Yen
	2003		2002	2001
Earnings per share before cumulative effect of change in accounting principle:
Basic	Yen	313.81	217.56	187.07
Diluted		310.75	214.80	184.55

The computation of diluted net income per share for the year ended December 31, 2001 uses diluted net income and diluted common shares outstanding. For the computation of the diluted net income, the same effect of dilutive securities used for the computation of diluted income before cumulative effect of change in accounting principle is reflected. The diluted common shares outstanding is the same as used in the computation of the diluted earnings per share before cumulative effect of change in accounting principle.

(17)	Derivatives and Hedging Activities
Risk management policy
Canon operates internationally, exposing it to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Foreign currency exchange rate risk management
The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management
Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2003 and 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Cash flow hedge
Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at year end is expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of Yen 445 million, Yen 610 million and Yen 6,465 million for the years ended December 31, 2003, 2002 and 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of Yen 674 million, Yen 2,699 million and Yen 4,042 million for the years ended December 31, 2003, 2002 and 2001. The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2003, 2002 and 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of Yen 490 million, Yen 668 million and Yen 1,907 million for the years ended December 31, 2003, 2002 and 2001.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were Yen 408,540 million and Yen 362,276 million at December 31, 2003 and 2002.

The effective portions of changes in the fair value of interest rate swap contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, is a gain of Yen 24 million for the year ended December 31, 2003. The amount which was reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, is a net gain of Yen 216 million for the year ended December 31, 2003. The amounts of the hedging ineffectiveness is not material for the year ended December 31, 2003. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, is not material for the year ended December 31, 2003.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amount of those interest rate swap agreements was Yen 57,270 million at December 31, 2002. Canon recognized net losses related to those interest rate swaps in the amount of Yen 94 million, Yen 1,738 million and Yen 2,521 million for the years ended December 31, 2003, 2002 and 2001, respectively, and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2003 and 2002 are set forth below:

	Millions of yen
	U.S. dollars		euro	Other	Total
2003:
To sell foreign currencies	Yen	232,013	191,537	23,993	447,543
To buy foreign currencies		11,151	3,261	7,972	22,384
Receive-fixed interest rate swaps		—	1,337	—	1,337
Pay-fixed interest rate swaps		—	21,227	—	21,227

2002:
To sell foreign currencies	Yen	262,408	138,631	21,757	422,796
To buy foreign currencies		3,586	2,307	759	6,652
Receive-fixed interest rate swaps		—	—	180	180
Pay-fixed interest rate swaps		56,019	1,251	—	57,270

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Commitments and Contingent Liabilities
In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is Yen 58,299 million at December 31, 2003. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2003 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to Yen 950 million at December 31, 2003.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2003, these guarantees amounted to Yen 55,730 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2003, commitments outstanding for the purchase of property, plant and equipment approximated Yen 54,947 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen 15,092 million and Yen 18,133 million at December 31, 2003 and 2002, respectively, and are reflected in noncurrent receivables on the accompanying consolidated balance sheets.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments required under capital and noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

	Millions of yen
	Capital		Operating
	Leases		Leases
Year ending December 31:
2004	Yen	5,200	11,769
2005		3,986	8,591
2006		1,244	6,713
2007		561	5,129
2008		204	3,926
Later years		72	7,302

Total future minimum lease payments	Yen	11,267	43,430

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2003 and 2002 are summarized as follows:

	Millions of yen
	2003		2002
Balance at beginning of year	Yen	7,516	7,038
Addition		10,919	8,351
Utilization		(7,834)	(7,763)
Other		(89)	(110)

Balance at end of year	Yen	10,512	7,516

(19)	Disclosures about the Fair Value of Financial Instruments
Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments The fair values of Canon’s marketable securities and investments are based on quoted market prices.

Noncurrent receivables
The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2003 and 2002 totaled Yen 16,543 million and Yen 20,568 million, respectively, which approximate fair values because of their short duration.

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

The estimated fair values of Canon’s financial instruments at December 31, 2003 and 2002 are summarized as follows:

	Millions of yen
	2003			2002
	Carrying		Estimated	Carrying	Estimated
	Amount		Fair Value	Amount	Fair Value
Nonderivatives:
Assets:
Marketable securities and Investments	Yen	55,430	55,430	41,285	41,285
Liabilities:
Long-term debt, including current installments		(95,455)	(123,700)	(100,355)	(132,574)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets		347	347	808	808
Liabilities		(1,093)	(1,093)	(622)	(622)
Trade receivables:
Assets		3,413	3,413	3,851	3,851
Liabilities		(6,604)	(6,604)	(2,938)	(2,938)
Long-term debt, including current installments:
Interest rate swaps:
Assets		—	—	1	1
Liabilities		(55)	(55)	(1,149)	(1,149)

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Supplementary Expense Information

	Millions of yen
	2003		2002	2001
Research and development	Yen	259,140	233,669	218,616
Depreciation of property, plant and equipment		168,636	158,469	147,286
Rent		42,131	44,195	47,558
Advertising		100,278	71,725	66,837
Exchange losses		20,311	23,468	14,801

CANON INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended December 31, 2003, 2002 and 2001

							Add
	Balance at		Add		Deduct		(deduct)		Balance
	beginning of		charge to		bad debts		translation		at end of
	period		income		written off		adjustments		period
	(Millions of yen)
Year ended December 31, 2003:
Allowance for doubtful Receivables	Yen	12,031	Yen	5,232	Yen	2,878	Yen	38	Yen	14,423

Year ended December 31, 2002:
Allowance for doubtful Receivables	Yen	11,091	Yen	6,027	Yen	3,997	Yen	(1,090)	Yen	12,031

Year ended December 31, 2001:
Allowance for doubtful Receivables	Yen	11,617	Yen	4,284	Yen	5,689	Yen	879	Yen	11,091

Item 18.   Financial Statements

     Not applicable.

Item 19.   Financial Statements and Exhibits

(a)	Following Consolidated financial statements and Schedule are listed in Item 17. “Financial Statements.”

Consolidated financial statements of Canon Inc. and Subsidiaries:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Schedule:

Report of Independent Registered Public Accounting Firm on Schedule

Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002 and 2001

(b)	Following Exhibits are listed in Item 19. “Financial Statements and Exhibits.”

Exhibit:

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations Of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation)

11.1	Canon Group Code of Conduct (Translation)

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation)

12	302 Certification

13	906 Certification

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
(Senior Managing Director,
Group Executive of Finance and Accounting Headquarters)

Canon INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Date:  June 4, 2004

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation)

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 11.1	Canon Group Code of Conduct (Translation)

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation)

Exhibit 12	302 Certification

Exhibit 13	906 Certification