Form 20-F/A
period 2003-12-31
CANON INC
filed 2004-12-22
CIK 16988

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Item 17     X                        Item 18

EXPLANATORY NOTE

On June 10, 2004, Canon Inc. (the “Company”) filed an annual report for the fiscal year ended December 31, 2003 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”). The Company is filing this Form 20-F/A in order to correct certain typographical errors that were included in such Form 20-F filing as noted below:

Item 4B. (Business Overview)

     In “Patent and licenses”, the paragraph describing licenses that have been granted by Canon with respect to its patents is amended as follows: (page 15) —

•	The list of examples is amended by deleting Konica Corporation (electrophotography), because license granted to Konica Corporation (electrophotography) had expired as of the date of the balance sheet (December 31, 2003).

Item 6A. (Directors and senior management)

     In the list of directors and corporate auditors of the Company as of March 31, 2004, the date of the commencement of business experience for two directors is amended as follows:

•	The date of commencement for Mr. Tsuruoka’s appointment as President of Canon Deutschland GmbH is amended from 10/1997 to 9/1997. (Page 39)

•	The date of commencement for Mr. Adachi’s appointment as President of Canon (China) Co., Ltd. is amended from 4/2003 to 4/2001. (Page 40)

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

The following are important events in the development of Canon’s business in recent years.

•	In 1999, Canon and Toshiba Corporation agreed to collaborate on developing and establishing mass-production technologies for SEDs (surface-conduction electron-emitter displays) with potential in large-screen wall-mounted displays.
•	In 1999, Oita Canon Materials Inc. was established in Oita, Japan as an integrated production site for chemical products for business machines.
•	In 1999, the Canon Inc. Ayase Office was established in Kanagawa, Japan with the goal of reinforcing the R&D structure for semiconductor-related devices.
•	In 2000, the Canon Inc. Optics R&D Center, an R&D facility for optical technology, was established in Tochigi, Japan.
•	In 2000, Canon Inc. changed the listing of its American Depository Receipts (ADRs) to the New York Stock Exchange (NYSE) from the Nasdaq National Markets.
•	In 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam as a production site for bubble jet printers.
•	In 2001, Canon Zhongshan Business Machines Co., Ltd. was established in Zhongshan, China as a production site for laser beam printers. China.
•	In 2001, Canon (Suzhou) Inc. was established in Suzhou, China as a production site for digital copying machines and digital multifunction devices.
•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, formally merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.
•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of high value-added manufacturing company equipped with product-launching capability.
•	In April 2003, Canon N.T.C.’s marketing operations spun off and merged with Canon System & Support Inc., and its real estate operations spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations will focus on development and manufacturing.

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

     Canon has identified a potential remediation site in connection with one of its former manufacturing sites. See “Risk Factors—Risks Related to Canon’s Business—Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

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

9.   Draft Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products of China

     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry and State Environmental Protection Administration are drafting a proposal — Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products — that regulates the content of electronic information products. This draft law, the latest version of which was issued in August 2003, would prohibit certain substances from being included in electronic products that are manufactured or sold in China. In addition to the six substances prohibited by the EU RoHS Directive, the draft Chinese law would also prohibit “other hazardous substances”, although it is unclear what substances are covered by this phrase. The proposed law requires producers to label goods that contain harmful materials and designate them as fully-recyclable, partially-recyclable, or non-recyclable. Producers would also be required to assume costs of recovery of discarded equipment. The August 2003 draft does not indicate when the law might become effective, although a previous draft proposed an effective date of January 1, 2006.

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

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Shimomaruko Headquarters, Tokyo (Corporate Headquarters)	2,473	Develop business machines and cameras; prosecute patents; conduct purchasing, quality assurance, research, and planning for production engineering and technology

Kosugi Office, Kanagawa	398	Conduct R&D in software and systems

Fuji-Susono Research Park, Shizuoka	1,014	Conduct R&D in electro-photographic technologies

Canon Research Center, Kanagawa	137	Conduct R&D of basic and advanced technologies for future businesses

Hiratsuka Development Center,	460	Conduct R&D in electronic devices and display

Ayase Office, Kanagawa	315	Conduct R&D in semiconductor devices

Ecology Research & Development Center, Kyoto	92	Conduct R&D in environmental technologies

Optics R&D Center, Tochigi	187	Conduct R&D in optics technologies

Tamagawa Plant, Kanagawa	434	Development of inkjet printers and inkjet chemicals

Utsunomiya Plant, Tochigi	586	Produce camera lenses, video camcorder lenses, broadcasting lenses and other specialized optical lenses

Toride Plant, Ibaraki	2,406	Conduct R&D in electro-photographic technologies, mass-production trials and support, and produce copying machines and laser beam printer consumables

Ami Plant, Ibaraki	1,258	Produce business machines, tools, production equipment and optical products

Utsunomiya Optical Products Operations, Tochigi	1,005	R&D, manufacturing, sales, servicing of steppers; R&D, sales of optical broadcasting equipment; R&D, sales, servicing of medical equipment

Kamisato Office, Saitama	62	Produce medical equipment

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Electronics Inc. Plants, Saitama and Gunma	1,070	Produce laser beam printers, laser beam printer units, magnetic components and micrographics

Canon Finetech Inc, Plants, Ibaraki, Tokyo, Yamanashi, and Fukui	1,405	Produce copying machines, copying machine consumables, copying machine parts, copying machine accessories, inkjet color card and label printers

Canon Precision Inc. Plants, Tokyo and Aomori	654	Produce micro-motors, precision parts and laser beam printer consumables

Optron Inc. Plant, Ibaraki	136	Produce optical crystals and vapor deposition materials

Canon Chemicals Inc. Plants, Ibaraki	1,390	Produce copying machine and laser beam printer consumables

Canon Components Inc. Plant, Saitama	357	Produce contact image sensors and inkjet printer consumables

Oita Canon Inc. Plant, Oita	320	Produce 35mm and advanced photo system cameras, digital video camcorders and digital cameras

Nagahama Canon Inc. Plant, Shiga	1,021	Produce laser beam printers, laser beam printer consumables, inkjet printer consumables

Oita Canon Materials Inc. Plant, Oita	1,190	Produce copying machine and laser beam printer consumables

Ueno Canon Materials Inc. Plant, Mie	559	Produce copying machine and laser beam printer consumables

Fukushima Canon Inc. Plant, Fukushima	649	Produce inkjet chemicals

Canon N.T.C., Inc. Plants, Ibaraki and Saitama	1,322	Produce parts for business machines

Nisca Corporation Plant, Yamanashi	676	Produce copying machine parts and accessories

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)

[Europe]

Canon Giessen GmbH Plant, Giessen, Germany	359	Produce copying machines and copying machine consumables

Canon Bretagne S.A.S. Plant, Liffre, France	506	Produce copying machines, copying machine consumables and laser beam printers

[America]

Canon Virginia, Inc. Plants, Virginia, U.S.	1,010	Produce laser beam printers and laser beam printer consumables; refurbish copying machines

[Asia]

Canon Inc., Taiwan Plant, Taiwan	432	Development and manufacture 35mm single-lens reflex cameras and leaf shutter cameras; manufacture advanced photo system cameras

Canon Opto (Malaysia) Sdn. Bhd. Plant, Selangor, Malaysia	551	Produce leaf shutters, advanced photo system cameras, digital cameras, video camcorder and camera lenses

Canon Dalian Business Machines, Inc. Plant, Dalian China	1,213	Produce laser beam printers and laser beam printer consumables

Cannon Zhuhai, Inc. Plant, Zhuhai, China	669	Produce leaf shutter cameras, laser beam printers, facsimile machines and scanner

Tianjin Canon Co., Ltd. Plant, Tianjin, China	154	Produce copying machines

Guang-Dong United Optical Instrument Co., Ltd. Plant, Guang Dong, China	14	Produce leaf shutter cameras

Canon Hi-Tech (Thailand) Ltd. Plant, Ayutthaya, Thailand	1,043	Produce copying machines, inkjet printers and facsimile machines

Canon Engineering (Thailand) Ltd. Plant, Ayutthaya, Thailand	128	Produce business machines part molds and dies

Canon Zhougshan Business Machines Co., Ltd. Plant, Zhougshan, China	470	Produce laser beam printers

Canon Vietnam Co., Ltd. Plant, Hanoi, Vietnam	275	Produce inkjet printers

Canon Suzhou Inc. Plant, Suzhou, China	921	Produce copying machines

     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. At December 31, 2003, book value Yen 11,358 million of land, buildings and related equipment were subject to mortgages securing Yen 4,955 million of Canon’s indebtedness.

Item 6.   Directors, Senior Management and Employees

     A.   Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2004 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	President & C.E.O.	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & C.E.O.*

Yukio Yamashita	Senior Managing Director	3/1962	Entered the Company
(May 15, 1939)	(Group Executive of Human	8/1980	President of Canon (UK) Ltd.
	Resource Management &	3/1991	Director
	Organization HQ)	1/1996	Group Executive of Human Resource Management & Organization HQ*
		3/1997	Managing Director
		3/1999	Senior Managing Director*

Toshizo Tanaka	Senior Managing Director	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance &	1/1992	Deputy Group Executive of Finance & Accounting HQ
	Accounting HQ)	3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director*

Kinya Uchida	Senior Managing Director	4/1963	Entered the Company
(Nov. 21, 1938)		6/1987	President of Canon Singapore Pte. Ltd.
		3/1995	Director
		4/1995	President of Canon France S.A.
		3/1999	Managing Director
		4/1999	President of Canon U.S.A., Inc.*
		3/2003	Senior Managing Director*

Tsuneji Uchida	Senior Managing Director	4/1965	Entered the Company
(Oct. 30, 1941)	(Chief Executive of Image	4/1995	Group Executive of Lens Products Group
	Communication Products	3/1997	Director
	Operations HQ)	4/1997	Deputy Chief Executive of Camera Operations HQ/Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ*
		3/2001	Managing Director
		3/2003	Senior Managing Director*

Yusuke Emura	Managing Director	4/1967	Entered the Company
(Nov. 30, 1944)	(Group Executive of Global	1/1989	Toride plant manager
	Environment Promotion HQ)	3/1993	Director
		4/1994	Ami plant manager
		4/1995	Deputy Chief Executive of Office Imaging Products HQ
		4/1996	Chief Executive of Office Imaging Products HQ
		3/1999	Managing Director*
		4/1999	Group Executive of Production Management HQ
		1/2002	Group Executive of Global Environment Promotion HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Nobuyoshi Tanaka	Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate	1/1991	Senior General Manager of Semiconductor
	Intellectual Property & Legal HQ)		Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director*

Junji Ichikawa	Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Group Executive of Production	1/1970	Entered the Company
	Management HQ)	4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director*
		4/2003	Group Executive of Production Management HQ*

Hajime Tsuruoka	Managing Director	3/1970	Entered Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Entered the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		9/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director*

Akiyoshi Moroe	Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of General	7/1996	Deputy Group of Executive of Human Resource
	Affairs HQ)		Management & Organization HQ
	(Group Executive of Information &	3/1999	Director
	Communications Systems HQ)	4/1999	Group Executive of General Affairs HQ*
		10/2000	Group Executive of Information & Communications
Systems HQ*
		3/2003	Managing Director*

Kunio Watanabe	Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate	4/1995	Group Executive of Corporate Strategy &
	Strategy & Development HQ)		Development HQ*
		3/1999	Director
		3/2003	Managing Director*

Ikuo Soma	Managing Director	4/1970	Entered the Company
(Aug. 4, 1946)	(Chief Executive of Office	1/1997	Group Executive of Office Imaging Products Group 1
	Imaging Products HQ)	3/1999	Director
		4/1999	Chief Executive of Office Imaging Products HQ*/Group Executive of Office Imaging Products Group 2
		3/2003	Managing Director*

Hironori Yamamoto	Managing Director	4/1969	Entered the Company
(Dec. 23, 1943)	(Group Executive of Core	1/1998	Deputy Group Executive of Production Management HQ
	Technology Development HQ)	3/1999	Director*
	(Group Executive of Surface-	7/1999	Group Executive of Core Technology
	conduction Electron-emitter		Development HQ*/Deputy Group Executive of Display
	Display Development HQ)		Development HQ
	(Group Executive of Leading-Edge	4/2001	Group Executive of Display Development HQ
	Technology Development HQ)	7/2003	Group Executive of Surface-conduction Electron-emitter Display Development HQ*
		10/2003	Group Executive of Leading-Edge Technology Development HQ*
		3/2004	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Yoroku Adachi	Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd. *
Chairman of Canon HongKong Co., Ltd. *
Director*
		4/2001	President of Canon (China) Co., Ltd. *

Yasuo Mitsuhashi	Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral	2/2001	Chief Executive of Chemical Products HQ
	Products HQ)	3/2001	Director*
		4/2003	Chief Executive of Peripheral Products HQ*

Katsuichi Shimizu	Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet	4/2001	Deputy Chief Executive of Office Imaging Products HQ
	Products HQ)	3/2003	Director*
		4/2003	Chief Executive of Inkjet Products HQ*

Ryoichi Bamba	Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Tomonori Iwashita	Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Deputy Chief Executive of Image	4/1999	Senior General Manager of Camera Development Center
	Communication Products HQ)	1/2001	Group Executive of Photo Products Group
		3/2003	Director*
		4/2003	Deputy Chief Executive of Image Communication Products HQ*

Toshio Honma	Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Group Executive of L Printer	4/2001	Deputy Chief Executive of i Printer Products HQ
	Business Promotion HQ*)	3/2003	Director*
		7/2003	Group Executive of L Printer Business Promotion HQ*

Shigeru Imaiida	Director	4/1972	Entered the Company
(Sep. 16, 1948)	(Deputy Grope Executive of	8/1999	Senior General Manager of Production Engineering
	Production Management HQ)		Center
		3/2003	Director*
		4/2003	Deputy Grope Executive of Production Management HQ*

Masahiro Ohsawa	Director	4/1971	Entered the Company
(May 26, 1947)	(Deputy Group Executive of	7/1997	Vice President of Canon U.S.A., Inc.
	Finance & Accounting HQ)	2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ*
		3/2004	Director*

Keijiro Yamazaki	Director	4/1971	Entered the Company
(Oct. 14, 1948)	(Deputy Group Executive of	4/1999	General Manager of Human Resource
	Human Resource Management &		Management & Organization Div.
	Organization HQ)	1/2000	Deputy Group Executive of Human Resource
Management & Organization HQ*
		3/2004	Director*

Syunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)	(Deputy Group Executive of	1/1998	Senior General Manager of Nano-technology
	Surface-conduction Electron-		Research Center
	emitter Display Development HQ)	4/2001	Deputy Group Executive of Display Development HQ
		7/2003	Deputy Group Executive of Surface-conduction Electron- emitter Display Development HQ*
		3/2004	Director*

Masaki Nakaoka	Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Deputy Group Executive Office	1/1997	Senior General Manager of Office Imaging
	Imaging Products HQ)		Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ*
		3/2004	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Deputy Group Executive of	1/1998	Senior General Manager of Canon Research Center
	Leading-Edge Technology	1/2000	Deputy Group Executive of Core Technology
	Development HQ)		Development HQ
		10/2003	Deputy Group Executive of Leading-Edge Technology Development HQ*
		3/2004	Director*

Shigeyuki Matsumoto	Director	4/1974	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device	1/1999	Senior General Manager of Device Development Center
	Technology Development	1/2002	Group Executive of Device Technology Development
	Headquarters)		Headquarters
		3/2004	Director*

Haruhisa Honda	Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Deputy Chief Executive of	4/1995	Senior General Manager of Cartridge Development
	Chemical Products Operations)		Center
		4/2003	Deputy Chief Executive of Chemical Products Operations
		3/2004	Director*

Teruomi Takahashi	Corporate Auditor	9/1971	Entered the Company
(June 10, 1943)		3/1999	Director*
		4/1999	Chief Executive of Chemical Products HQ
		4/2001	Chief Executive of i Printer Products HQ
		4/2003	Chief Executive of Chemical Products HQ
		3/2004	Corporate Auditor*

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar. 16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Training Institution
		3/1994	Corporate Auditor, the Company*

Tetsuo Yoshizawa	Corporate Auditor	4/1968	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 5, 1945)		4/1991	General Manager of Investment Planning Division
		4/1992	General Manager Osaka of General Corporate Group III
		4/1995	General Manager of Financing Corporate Division
		3/1998	Corporate Auditor, the Company*

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
(Senior Managing Director,
Group Executive of Finance and Accounting Headquarters)

Canon INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Date:  December 22, 2004

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)*
Exhibit 1.2	Regulations Of The Board Directors of Canon Inc. (Translation)*
Exhibit 2.	Regulations for Handling of Shares of Canon Inc. (Translation)*
Exhibit 11.1	Canon Group Code of Conduct (Translation)*
Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct)(Translation)*
Exhibit 12.	302 Certification
Exhibit 13.	906 Certification

*	Incorporated by reference to the corresponding exhibits to Canon Inc’s annual report on Form20-F for the fiscal year ended December 31, 2003 filed on June 10, 2004.