Form 20-F
period 2004-12-31
CANON INC
filed 2005-06-16
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-15122

CANON KABUSHIKI KAISHA
(Name of Registrant in Japanese as specified in its charter)

CANON INC.
(Name of Registrant in English as specified in its charter)

JAPAN
(Jurisdiction of incorporation or organization)

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
(1) Common Stock (the “shares”)	New York Stock Exchange*
(2) American Depositary Shares (“ADSs”), each of which represents one share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

_________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

* Not for trading, but only for technical purposes in connection with the registration of ADSs.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004, 887,977,251 shares of common stock, including 37,217,757
ADSs, were outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑          No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☑          Item 18  ☐

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2004 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On April 29, 2005, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen104.64= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2004” refers to the Company’s fiscal year ended December 31, 2004, and other fiscal years of the Company are referred to in a corresponding manner.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.   Offer Statistics and Expected Timetable

     Not applicable.

Item 3.   Key Information

     A.   Selected financial data

     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report. These financial statements have been audited by Ernst & Young ShinNihon, Independent Registered Public Accounting Firm as of and for the year ended December 31, 2004. The financial statements for periods prior to the year ended December 31, 2004 were audited by KPMG AZSA & Co., Independent Registered Public Accounting Firm.

Selected financial data *1:	2004	2003	2002	2001	2000
	(Millions of yen except average number of shares and per share data)

Net sales	¥3,467,853	¥3,198,072	¥2,940,128	¥2,907,573	¥2,696,420
Operating profit	543,793	454,424	346,359	281,839	234,131
Income before cumulative effect of change in accounting principle	343,344	275,730	190,737	163,869	134,088
Net income	343,344	275,730	190,737	167,561	134,088
Advertising expenses	111,770	100,278	71,725	66,837	67,840
Research and development expenses	275,300	259,140	233,669	218,616	194,552
Depreciation of property, plant and equipment	174,397	168,636	158,469	147,286	144,043
Capital expenditures	318,730	210,038	198,702	207,674	170,986
Long-term debt, excluding current installments	28,651	59,260	81,349	95,526	142,925
Common stock	173,864	168,892	167,242	165,287	164,796
Stockholders’ equity	2,209,896	1,865,545	1,591,950	1,458,476	1,298,914
Total assets	3,587,021	3,182,148	2,942,706	2,844,756	2,832,125

Average number of common shares in thousands	885,365	878,649	876,716	875,960	872,606

Per share data:
Income before cumulative effect of change in accounting principle:
Basic	¥387.80	¥313.81	¥217.56	¥187.07	¥153.66
Diluted	386.78	310.75	214.80	184.55	151.51
Net income:
Basic	¥387.80	¥313.81	¥217.56	¥191.29	¥153.66
Diluted	386.78	310.75	214.80	188.70	151.51
Cash dividends declared	65.00	50.00	30.00	25.00	21.00
Cash dividends declared (U.S.$)*2	$0.601	$0.464	$0.254	$0.196	$0.179

Notes:
1.	The above financial data have been derived from the financial statements that were prepared in conformity with accounting principles generally accepted in the United States of America.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated.

Yen exchange rates per U.S. dollar:		Average	Term end	High	Low
2000		108.37	114.35	101.70	114.62
2001		122.18	131.04	114.26	131.47
2002		124.81	118.75	115.71	134.77
2003		115.83	107.13	106.93	121.42
2004	- Year	107.63	102.68	102.56	114.30
	- 1(st) half		109.43	103.70	114.30
	- July		111.39	108.21	111.88
	- August		109.00	109.00	111.53
	- September		110.20	109.22	111.48
	- October		106.04	106.04	111.34
	- November		103.04	102.58	106.91
	- December		102.68	102.56	105.59
2005	- January		103.55	104.93	102.26
	- February		104.25	105.84	103.70
	- March		107.22	107.49	103.87
	- April		104.64	108.67	104.64

     B.   Capitalization and indebtedness

                 Not applicable.

     C.   Reasons for the offer and use of proceeds

                 Not applicable.

     D.   Risk Factors

     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser beam printers, bubble jet printers, cameras, steppers and aligners.

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

     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive. In step with the continuous evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If Canon’s business strategies diverge from market needs, Canon may not recover some or all of its investment, lose business opportunities, or both, which may materially adversely affect Canon’s operating results. Although differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and perceived market acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that do not become commercially accepted, its operating results could be adversely affected.

     If Canon does not effectively manage transitions in its products and services, its revenue and profits may decline.

     Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features, the frequent introduction of new products, short product life cycles, and continual improvement in product price characteristics relative to product performance. If Canon does not make an effective transition from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low product marketability due to poor product quality, variations in manufacturing costs, delays in customer purchases in anticipation of new introductions, difficulty in predicting customer demand for new product offerings and difficulty in effective management of inventory levels in line with anticipated demand. Canon’s revenue and gross margin also may suffer due to the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or a competitor introduces a new product just before Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current product offerings, sometimes offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not duplicative or do not overlap with existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services will be reduced and its results of operations may decline.

     Canon’s businesses, especially the digital multifunction device and camera businesses in which Canon operates, is highly competitive.

     Presently, the analog copying machines and conventional film camera segments of the market are mature, with anticipated declining industry revenues as the market transitions to digital technology. Some of Canon’s new digital products replace or compete with its traditional analog products. Changes in the mix of products from analog to digital, and the pace of that change as well as competitive developments could cause actual results to vary from those expected. The recent trend of rapid digitalization has lowered entry barriers in the digital camera segment, resulting in the entry of new competitors, such as electronics manufacturers, and an overall increase in the number of competitors to Canon’s business. As a result, Canon may not be able to maintain its position as an industry leader in many of its business categories. Although Canon believes that it has successfully kept pace with this trend toward digitalization, it may not be able to compete successfully in the future if it does not continue to invest in research and development activities, implement cost-cutting measures and introduce attractive and high value-added products to the market on a continuous basis. In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of business alliances may change the competitive environment of the businesses in which Canon engages, thereby affecting Canon’s future results of operations.

     Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

     The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have at times led to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures in order to maintain its competitive position. Canon’s business and operating results could be materially adversely affected by future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by memory manufacturers.

     Downturns in the semiconductor industry have caused Canon’s customers to change their operational strategies, which in turn may affect Canon’s business.

     Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. Canon cannot accurately predict the future effect of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.

     The semiconductor equipment industry is characterized by rapid technological change. If Canon does not constantly develop new products to keep pace with technological change and meet its customers requirements, Canon may lose customers and its business may suffer.

     Canon’s steppers and mask aligners are affected by rapid technological change and can quickly become obsolete. Canon believes its future success in the steppers and aligners business depends on its ability to continue to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase. Although Canon will continue to offer cost effective products by managing manufacturing costs through its technology, Canon’s existing stepper and mask aligner products could become obsolete sooner than anticipated because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in the market demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs and to supply sufficient quantities to a worldwide customer base could adversely affect Canon’s net sales and profitability.

     Growing diversification in recording media may adversely affect Canon’s video camcorder business.

     As part of the overall digitization of the consumer electronics market, the analog video camcorder is being rapidly replaced by the digital video camcorder. At the same time, new digital standards that compete with the MiniDV standard that Canon has adopted, such as DVD (Digital Versatile Drive), SD (Secure Digital) memory card, HDD (Hard Disk Drive), and new recording format such as HDV, have appeared. If these competing standards gain wide acceptance in the market, sales of Canon’s products using the MiniDV standard may decline. In addition, Canon may be required to incur significant research and development expenditures to develop new products that are compatible with such new standards. Such trends may have an adverse affect on Canon’s video camcorder business as well as its operating results.

     Canon’s camera and printer business depends upon seasonal consumer spending

     Canon generally experiences seasonal trends in the sale of its consumer- oriented products such as cameras and printers, especially in the U.S. and European markets. Canon’s sales in second half of the year tends to be higher than that of in first half of the year. Product sales may be impacted by such seasonal purchasing patterns, making planning and inventory management difficult and future financial results less predictable.

Risks Related to Canon’s Business

     Canon derives a significant percentage of its revenues from Hewlett-Packard.

     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2004, approximately 21% of Canon’s net sales were to Hewlett-Packard. As a result, its business, results of operations and financial condition may be affected by the policies, business, results of operations and financial condition of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.

     Canon depends on a limited number of suppliers for certain key components.

     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. In some cases, Canon may be forced to discontinue its production of some or all of its products if certain key parts vendors that supply parts across Canon’s product line experience unforeseen difficulties, or if such parts experience quality problems or are in short supply. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components, and the risk for a substantial increase in price of these components to occur. If such risks arise, Canon’s operating results will be adversely affected.

     Although competition is increasing in the market for sales of supplies and services following initial product placement, given Canon’s high market share in sales of such supplies, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely affect its operating results or reputation.

     A portion of Canon’s net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Canon’s success in maintaining these post-placement sales will depend on its ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors as described above, Canon currently possesses a high market share in the market for supplies. Accordingly, Canon may be subject to suits, investigations or proceedings under relevant antitrust laws and regulations. Any such suits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.

     Recent increases in counterfeit Canon products may adversely affect Canon’s brand image and its revenues.

     In recent years, Canon has experienced a worldwide increase in the emergence of counterfeit Canon products. Such counterfeit products may diminish Canon’s brand name, particularly if purchasers of such products are unaware of their counterfeit status and attribute the counterfeit products’ poor product quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there is no assurance that such measures will be successful, and the continued production and sale of such products could negatively affect Canon’s brand image as well as its revenues.

     Per unit production costs are highest when a new product is introduced, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.

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

     Cyclical patterns in sales of Canon’s products make planning and inventory management difficult and future financial results less predictable.

     Canon generally experiences seasonal trends in the sale of its consumer- oriented products. The resulting uneven sales pattern makes it difficult to predict near-term demand and places pressure on Canon’s inventory management and logistics systems. If predicted demand is substantially greater than actual orders, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if orders substantially exceed predicted demand, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operation. Many of the factors that create and affect seasonal trends are beyond Canon’s control.

     Canon’s business may be subject to changes in sales environment.

     In certain geographic areas, particularly in Europe and the United States, a substantial portion of market share is concentrated in a relatively small number of large distributors. Canon’s sales of products to these distributors constitutes a significant percentage of Canon’s overall sales. As a result, any disruptions in its relationships with these large distributors in a specific sales territory could adversely affect Canon’s ability to meet its sales targets. Any increase in the level of market share concentrated in these large distributors could result in Canon losing its pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.

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

     Canon’s success in its markets depends in part on Canon’s brand name and its value. In addition, as a manufacturer and distributor of consumer products, Canon’s operating results are susceptible to adverse publicity regarding the quality of its products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business and results of operations.

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

     Canon’s inability to manage successfully the risks inherent in its international activities could adversely affect its business and operating results.

     In order to produce Canon’s products competitively and to reduce costs, Canon has established new production facilities in China. Canon is also focusing on strengthening its sales activity in China. However, with China’s entry into the WTO, conditions within China are in the process of changing. Under these conditions, unexpected events, including political or legal change, labor shortage or strikes or changes in economic conditions, may occur. In particular, a large revaluation of the yuan, or a sudden change in the tax system or other regulatory regimes of a significant magnitude could adversely affect Canon’s overall performance.

     In addition, the spread of an epidemic disease, such as severe acute respiratory syndrome (SARS), in China or elsewhere in Asia could have a negative effect on Canon’s business activity. Canon has previously imposed travel restrictions to and from, certain countries affected by SARS, and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than the global economy generally.

     Canon may unintentionally infringe international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions that might be imposed upon Canon. A major infringement could result in the temporary suspension of Canon’s trading rights in one or more jurisdictions. In addition to any sanctions prescribed by law, adverse publicity regarding an alleged infringement of trade laws and regulations by Canon may also have a negative effect on Canon brand and image.

     All of the above factors regarding international operations could have an adverse impact on Canon’s business results.

     Canon depends on efficient logistics services to distribute its products worldwide.

     Canon depends on efficient logistics services to distribute its products worldwide. If problems arise with Canon’s computerized logistics system, or regional disputes or labor disputes, such as a dockworker’s strike, occur, it could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in a loss of sales opportunities due to delays in delivery. Also, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings for vessels and the preparation of warehouse space to reflect such fluctuations could result in either the loss of sales opportunities, or the increase of unnecessary costs.

     In addition, the increasingly higher levels of precision required of semiconductor production equipment like steppers or mask aligners and the resulting increase in the value of this equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Due to their precision nature, even a very trivial shock to these products during the handling and transportation process could result in loss on the entire product. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s higher-end precision products unmarketable, Canon may not be able to fully recover its investment in the research, development and production of these precision products.

     The rise in crude oil prices has become a recurring event, due primarily to the inflow of speculative funds into the global markets. As a result of this rise in oil prices, the cost of airfreight has increased in the form of a fuel surcharge. Such changes in the sales environment in which Canon operates could adversely affect Canon’s results of operations.

     Canon is engaging in the reduction of carbon dioxide emissions by implementing such measures as a new transportation system, including an efficient new rail container system. A failure by Canon to meet its targets may have a negative effect on Canon’s brand and image and its business.

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

Risks Related to Environmental Issues

     Canon’s business is subject to environmental laws and regulations.

     Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, collection and recycling of products, clean air, water protection and waste disposal. Canon believes that it has taken adequate precautions to comply with these regulations in the course of its ordinary business operations. Furthermore, Canon does not believe that any environmental laws or regulations currently in effect will have a material adverse effect on its operating results. However, Canon cannot predict whether any pending or future legislation will be adopted or what effect such legislation would have on it. In some cases, such as with the European Union Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive detailed implementation standards relating to methods of analysis, methods to demonstrate compliance and maximum concentration values have not been determined. Canon attempts to implement compliance measures that Canon believes will meet or surpass the implementation standards that will be adopted for these regulations. If Canon’s measures do not meet such standards when they are adopted, however, Canon may be required to take further action and incur additional costs to comply with these regulations.

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

     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at or from its facilities. Canon may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number or success of these claims and costs could adversely affect Canon’s results of operations or financial condition.

Risks Related to Intellectual Property

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

     Canon faces the risks that:

•	competitors will be able to develop similar technology independently;
•	Canon’s pending patent applications may not be issued;
•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may not be successful; and
•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in some emerging markets.

     In case if Canon is not aware of actual or potential infringement of, or adverse claim to, its rights in such technologies, any interference in Canon’s rights to use such technologies could adversely affect its operating results.

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

     Canon may face disputes involving payment of consideration given to employee inventions for which the intellectual property rights have been transferred to Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to pay consideration to employees for the assignment of the employee’s invention to the company. Canon maintains company rules on and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for assignment of inventions based on these rules and a fair and objective assessment of amounts to be paid. There can be no assurance, however, that disputes will not arise with respect to the amount of payments to employees.

Other Risks

     Canon depends on the attraction and retention of highly qualified professionals.

     Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified personnel in development, production, sales and management for Canon’s operations. The competition for these human resources in the high-tech industries in which Canon competes has been increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. A failure by Canon to recruit and train qualified personnel or the loss of key employees could adversely affect Canon’s business, and results of operations.

     Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.

     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there is no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. Although Canon has implemented backup plans to permit the production of products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may be adversely affected.

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

     Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments. These activities are important for Canon’s technological development process. However, weak business trends or disappointing performance by partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return-on-investment.

     Canon can be adversely affected by fluctuations in the stock and bond markets.

     Canon’s assets include investments in publicly traded securities. As a result, Canon’s operating results and general financial position may be affected by fluctuations in the stock and bond markets. In addition, if valuations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s operating results and consolidated financial condition.

     Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect upon Canon’ s business.

     In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes every effort to keep this information confidential through company procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the parties or the employees affected, suffer harm to its reputation or be subject to liabilities and/or penalties under applicable statutes.

     Inadvertent disclosure of secret information regarding new technology, as well as market and customer information, would also have a material adverse effect upon Canon’s business.

Item 4.   Information on the Company

     A.   History and development of the Company

     Canon Inc. is a joint stock corporation (kabushiki kaisha) formed under the Japanese Commercial Code. Its principal place of business is at 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan. The telephone number is +81-3-3758-2111.

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

     The following are important events in the development of Canon’s business in recent years.

•	In 2000, the Canon Inc. Optics R&D Center, a research and development, or R&D facility for optical technology, was established in Tochigi, Japan.

•	In 2000, Canon Inc. changed the listing of its American Depository Receipts (ADRs) to the New York Stock Exchange (NYSE) from the Nasdaq National Markets.

•	In 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam as a production site for bubble jet printers.

•	In 2001, Canon Zhongshan Business Machines Co., Ltd. was established in Zhongshan, China as a production site for laser beam printers.

•	In 2001, Canon (Suzhou) Inc. was established in Suzhou, China as a production site for digital copying machines and digital multifunction devices.

•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.

•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of establishing a high value-added manufacturing company equipped with product-launching capability.

•	In April 2003, Canon N.T.C.’s marketing operations were spun off and merged with Canon System & Support Inc., and its real estate operations were spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations will focus on development and manufacturing.

•	In January, 2004, Canon Precision Inc., or Canon Precision, a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc., or Hirosaki Precision, a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon’s current or future business results.

•	On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc., or Canotec, joint equity shareholders of Niigata Canotec Co., Inc., or Niigata Canotec, to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly-owned subsidiary of the Company and changed its name to Canon Imaging System Technologies Inc. By making Canon Imaging System Technologies, Inc. a wholly-owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination.

•	On January 1, 2005, Canotec and FastNet, Inc. merged, and the merged entity changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon Group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

     In fiscal 2004, 2003 and 2002, Canon’s capital expenditures were Yen 318,730 million, Yen 210,038 million and Yen 198,702 million, respectively. In fiscal 2004, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

     For fiscal 2005, Canon projects that its capital expenditures will amount to approximately Yen 375,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for these capital expenditures will be generated internally through operations.

     B.   Business overview

     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, or MFDs, laser beam printers, bubble jet printers, cameras and steppers.

     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 73% of consolidated net sales in fiscal 2004 were generated outside Japan; approximately 30% in the Americas, 31% in Europe and 12% in other areas including Asia.

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

-Business machines -

     The business machines product group is divided into three sub-groups consisting of office imaging products, computer peripherals and business information products.

     Office imaging products

     Canon manufactures, markets and services a wide range of office network digital MFDs, color network digital MFD’s, office copying machines, personal-use copying machines and full-color copying machines.

     The office-use market is subject to rapid change, and customer preferences have been shifting from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital MFDs in the imageRUNNER (iR) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. For the development of MFDs, Canon makes effective use of a wide range of technologies from the fields of optics, mechatronics, electronic photo processing, chemical materials and image processing. Canon’s MFDs are differentiated chiefly by the use of leading-edge System On a Chip technology in the imageRUNNER controller, which acts as the “brain” of networked MFDs. The controller provides easy integration with customers’ IT environments together with speedy, high-quality image processing. This boosts office productivity, thereby garnering acclaim from business customers.

     Sales of color office imaging products continued to grow rapidly and sales of monochrome digital devices were stable. Canon has expanded its color office imaging products lineups by introducing the iRC3100 and iRC6800 series worldwide to further increase color MFD sales. Canon has also introduced new monochrome MFD models to strengthen its industry leading monochrome MFD product lineup.

     Canon has a powerful line of full-color copying machines and color digital MFDs for users ranging from professional graphic designers to business offices. The trend in printing industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand and personalized printing. Canon’s high-end MFDs and color digital MFDs can be applied to the print on demand market. In addition, Canon aims to respond to the growing demand for color imaging for business needs with products using its renowned S Toner, featuring spherical particles and a microscopic wax-based structure, and its oil-less fixing engine.

     Canon has a leading market share in monochrome MFDs and copying machines including machines for personal use. While the color shift is in progress, especially in Japan, the demand for monochrome machines is stable accompanying with the expansion of their multifunction capabilities and software development.

     The office imaging products category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals

     Computer peripherals include laser beam printers, inkjet printers and scanners.

     Developed and fostered by Canon, laser beam printers are standard output peripherals for offices. Canon’s laser beam printers are relatively small in size and have high-quality printing capabilities attributable to Canon’s expertise in laser beam printing and plain paper copying technologies. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its laser beam printers easy to maintain. Most of Canon’s laser beam printer sales are on an OEM basis. Canon also distributes Canon brand laser beam printers in Japan, Europe and Oceania.

     Canon started production of sub low-end monochrome laser printers in Southern China in fiscal 2003. In light of increased sales of these products, Canon also expanded its monochrome laser beam printer production in fiscal 2004. Canon has also expanded production of primarily personal color laser beam printers in Southern China. Production of color laser beam printers doubled in fiscal 2004.

     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performance the technology has to offer. Canon provides high-performance and high value added models both in single-function printers and multi-function printers. In response to heated competition in the inkjet printer segment, Canon launched several new models in fiscal 2004. Since bubble jet printers supporting the PictBridge digital camera-printer communications standard were released in the second half of fiscal 2003, almost all the new products released in fiscal 2004 were equipped with The PictBridge standard. These new models incorporated a new print head called Canon Full-photolithography Inkjet Nozzle Engineering (FINE), boosting image quality and print speed over those offered on previous models, and make printing pictures from digital cameras more accessible. The keys to a successful printer are speed, image quality and paper handling capabilities. Although ranked high among the leaders in all three categories, Canon has targeted each category for improvements.

     Canon has newly established the PIXMA brand name for its inkjet SFP (single-function printer)/MFP(multi-function printer) worldwide (PIXUS brand in Japan), with new functions and technologies. The new PIXMA series features a dual paper path with built-in double-sided printing. The new innovative “box” design of the printer allows the printer to be utilized in a wide range of home environments.

     Canon markets a wide variety of scanners for a spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (CIS), and scanners with charge-coupled devices for high resolution that can also scan film in the CanoScan series. Contact Image Sensor (CIS) is a close-contact method that reads at a 1:1 ratio, and by using it Canon has eliminated the need for a complex optical system and allowed a significant reduction in scanner weight and size, while at the same time making it lighter. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy PC connection via universal serial bus interface. However, since peaking in 2000, the scanner market has continued to shrink at a rate of 20% to 30% per year. Under the prevailing highly competitive conditions, it is necessary for Canon to attain a high market share. To achieve that goal, Canon has successfully introduced several new scanner models, such as its 4800dpi flagship model.

     Business information products

     Business information products primarily consist of micrographic equipment, personal computers, calculators, document scanners and work stations.

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

     Canon’s calculator operations, from development to production and marketing, are centered in Hong Kong. The Canon’s tradition of technological innovation has been inherited by its personal information products, from calculators with printers to electronic dictionaries. Canon continues to develop distinct, appealing personal information products that reflect trends and demand.

     The work stations and personal computers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.

-Cameras-

     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, and various camera accessories.

     In addition to aiming for the best possible image quality throughout its product lineup, Canon offers digital compact cameras that are easy to use and to carry. The compact digital camera market continued to grow significantly in 2004. Canon increased sales of compact digital cameras through the introduction of 16 new compact digital camera models in 2004. Canon expects its PowerShot A75, following the success of the Powershot A70 as the worldwide best selling compact digital camera in 2003, to be positioned as a top selling model in North America and Europe. In addition the stylish slim and compact design of the Large LCD Display model PowerShot SD300 introduced in the fourth quarter of 2004 was well received in the market. In response to the strong increase in unit sales of digital cameras, Canon expanded its internet-based customer support service system in order to strengthen customer services. Canon successfully introduced its improved and upgraded new image processor DIGIC II equipped cameras to the market. DIGIC has developed into a distinguishing feature of Canon’s digital cameras.

     Since Canon introduced the first PictBridge-equipped CP series compact photo printers in 2003, this new distinctive printer category has been well received in the market. Canon’s CP series photo printers allow users to print digital photos without having to use a PC, thereby creating a new method of photo-processing for digital camera users. In fiscal 2004, Canon introduced five compact photo printers, such as the CP400.

     The digital SLR market has expanded since the introduction of our EOS Digital Rebel in 2003. In 2004, the worldwide market size was estimated to be about 2.4 million units, or three times the size of the previous year. Amid these market conditions, Canon introduced three new models. These included the “EOS-1D Mark II” and “EOS-1Ds Mark II” for the professional market as well as the “EOS 20D” for the advanced amateur market. Canon’s products in this market were strongly supported by our large-size Complementary Metal Oxide Semiconductor(CMOS) imaging sensors, which Canon produces internally, including a full-size 35mm sensor with 16.7 million pixels. Another important accomplishment was further improvements to the DIGIC, an advanced image processing engine. The DIGIC II has enhanced capabilities for high-quality image reproduction and high-speed data processing. The superior performance resulting from these improvements enabled Canon to establish a leading presence at major sporting events and other venues in 2004.

     Although the market for conventional film cameras is declining as a result of the strong competition from digital cameras, Canon intends to maintain its firm commitment to the film camera business. In fiscal 2004, Canon launched its new single-lens reflex(SLR) cameras ‘EOS ELAN 7N’ and ‘EOS REBEL T2’, as well as compact film camera ‘SURESHOT 150u’ and ‘SURESHOT Z180u’. Canon is committed to remain as a leading brand in the film camera business, while closely monitoring market trends.

     In the camera lens segment, technological developments, including diffractive optical elements, image stabilizers and ultrasonic motors, have helped Canon to maintain a technical lead over other makers. Canon offers over 50 lenses in the EF series. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as silver-halide cameras, greatly contributing to Canon’s sales. The market for interchangeable lenses, which are used for single-lens reflex cameras, has grown and aggregate sales of the interchangeable lens manufacturers have increased every year for the past three years. In 2004, Canon launched a total of five new interchangeable lens models to the market, two of these were launched in the second half of 2004 and designed especially for digital single-lens reflex cameras. Demand for digital single-lens reflex cameras has recently increased significantly. In response to this trend, Canon intends to expand its sales and market share by introducing interchangeable lenses especially designed for competitively priced digital single-lens reflex cameras, the market of which Canon expects to expand.

     Canon also provides full line-up of digital video camcorders from versatile, compact and stylish models to its flagship models for professionals. Canon’s digital video camcorders incorporate the same optical technologies and digital signal processing technology as its world-renowned cameras, and come equipped with its one-chip digital imaging processor (DIGIC DV) to ensure high image quality for both video and still images. Canon’s digital video camcorders are favored by many users for its optical performance, and red-green-blue primary color filters. The adoption of megapixel charge coupled devices (CCD), secure digital (SD) memory cards and universal serial bus (USB) connectivity offers a wealth of possibilities for the creation and management of still images, as well as video.

     In 2002, Canon achieved, based on units sold, the highest market share for digital video camcorders in the United States, partially as a result of the strong performance of its entry class model ‘ZR series’. In 2003, Canon achieved, based on units sold, a market share of 20% in the Japanese digital video camcorder market, primarily based on the success of its high-specification IXY DVM2 model, which is sold as the OPTURA300 in the United States. In 2004, Canon strengthened middle class line up by launching variety of digital video camcorders with higher number of pixels. As a result, total product line includes entry class models such as the 1 and 2 Mega pixel models as well as models with more advanced functions and performance. To strengthen its profitability, Canon launched the XL2 model as a successor to the XL1s model which is well accepted by high-end users. Canon intends to continue to further strengthen its digital video camcorder product line-up with the MiniDV as the key product and to further expand sales of digital video camcorders.

     Quality and performance such as high resolution, high brightness, and greater detail or sharpness are the key competitive factors in the market for projectors. At the end of fiscal 2004, Canon launched its independently developed projector, the SX50, that is equipped with reflective liquid crystals on silicon or LCOS technology, to strengthen its product lineups. The SX50 features Canon’s proprietary optical system called AISYS to achieve significant improvements in brightness, size and a price as compared to conventional SXGA+ high resolution projectors that were considered to be dark, large and expensive.

-Optical and other products-

     Canon’s optical and other products includes semiconductor production equipment, medical equipment and electronic components.

     Semiconductor production equipment includes steppers and mask aligners. Steppers are used to expose circuits on silicon substrates. Canon has commercialized a Krypton Fluoride excimer-laser stepper and an Argon Fluoride excimer-laser scanning stepper and an i-line stepper. At the top of its class, the new Argon Fluoride excimer-laser scanning stepper makes possible top-level throughput rates of over 140 wph (wafers per hour) for 300 mm wafers. In fiscal 2004, Canon introduced the FPA-6000ES6, as its latest 300 mm-compatible lithography tool. The Canon FPA-6000ES6 is a Krypton Fluoride scanning stepper enabling volume production at the 100 nm process node. As a result of strong investment by the semiconductor manufacturers in 2004, Canon’s stepper sales and market share increased significantly compared with prior year. Canon, together with nine other Japanese semiconductor-industry companies, formed the Extreme Ultraviolet Lithography System Development Association. The consortium aims to develop key technology for next-generation lithography.

     Mask aligners are used to produce liquid crystal displays, or LCDs, and Canon’s model for large-sized LCD substrates are sold particularly well in line with increased demand for large flat panels for PC display and LCD televisions. In fiscal 2004, Canon launched its MPA-8000 series as its most advanced mask aligner.

     Canon believes that, based on global units, it is the world leader in television broadcasting lenses, which are used to capture images from sports and news events, concerts and studio broadcasts. In fiscal 2004, the market for television broadcasting lenses recovered from the slump after 9/11, as a result of economic recovery and a global trend to introduce digital broadcasting equipment. In fiscal 2004, Canon launched 13 new lens models primarily for television broadcasting digital cameras and maintained its position as the market leader for television broadcasting lenses.

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

     In Europe, Canon sells its products primarily through Canon Europa N.V., which sells primarily through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by Canon (U.K.) Ltd. in the United Kingdom, and by Canon France S.A.S. in France.

     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users by Canon Australia Pty. Ltd. in Australia.

     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2004, such sales constituted approximately 21% of Canon’s consolidated net sales, as compared to 20% in the previous fiscal year.

     Canon established sales subsidiaries for its semiconductor production equipment in Korea, Taiwan and China that report directly to Canon’s headquarter to ensure prompt customer service in these markets. In fiscal 2004, in order to strengthen marketing and management capabilities, Canon also reorganized its optical products headquarters, by integrating the product planning division, which plans the future products from a technological point of view, and the operational management division, which plans marketing strategy, taking into account the market environment, to form a new Sales & Marketing organization.

     Canon enhanced its distribution system by promoting continuing education of its sales personnel and improving inventory management and business planning through the weekly analysis of Canon’s sales data.

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

NET SALES BY PRODUCT GROUP

	Years ended December 31
	2004	change	2003	change	2002
	(Millions of yen except percentage data)
Business machines:
Office imaging products	¥1,120,972	+3.6%	¥1,081,995	+5.8%	¥1,023,131
Computer peripherals	1,149,914	+5.6	1,089,312	+3.2	1,055,956
Business information products	117,067	-5.2	123,493	-16.1	147,108

	2,387,953	+4.1	2,294,800	+3.1	2,226,195
Cameras	763,079	+16.8	653,540	+34.5	485,778
Optical and other products	316,821	+26.9	249,732	+9.5	228,155

Total	¥3,467,853	+8.4	¥3,198,072	+8.8	¥2,940,128

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2004	change	2003	change	2002
	(Millions of yen except percentage data)
Japan
Unaffiliated customers	¥919,153	+7.3%	¥856,851	+8.6%	¥789,066
Intersegment	1,882,973	+13.3	1,662,172	+12.7	1,475,091
Total	2,802,126	+11.2	2,519,023	+11.3	2,264,157

Americas
Unaffiliated customers	¥1,057,066	+1.2%	¥1,044,998	+3.7%	¥1,007,572
Intersegment	8,863	+9.4	8,101	-17.3	9,791
Total	1,065,929	+1.2	1,053,099	+3.5	1,017,363

Europe
Unaffiliated customers	¥1,090,712	+12.6%	¥968,938	+13.6%	¥852,931
Intersegment	4,161	+7.8	3,861	-16.8	4,639
Total	1,094,873	+12.5	972,799	+13.4	857,570

Others
Unaffiliated customers	¥400,922	+22.5%	¥327,285	+12.6%	¥290,559
Intersegment	591,677	+17.6	503,119	+17.9	426,914
Total	992,599	+19.5	830,404	+15.7	717,473

Eliminations
Unaffiliated customers	¥—	—%	¥—	—%	¥—
Intersegment	(2,487,674)	—	(2,177,253)	—	(1,916,435)
Total	(2,487,674)	—	(2,177,253)	—	(1,916,435)

Consolidated
Unaffiliated customers	¥3,467,853	+8.4%	¥3,198,072	+8.8%	¥2,940,128
Intersegment	—	—	—	—	—
Total	3,467,853	+8.4	3,198,072	+8.8	2,940,128

Note: Net sales geographic area is determined by the location of the Canon entity originating the sale.

Total operating profit by category is discussed in Item 5A “Operating Results”.

Seasonality

     Canon’s sales for the 4th quarter are usually higher than those in the other three quarters, mainly owing to strong demand for consumer products, such as cameras and bubble jet printers, during the year-end holiday season. In Japan, corporate demand for office products peaks in the 1st quarter, as many Japanese companies close their books in March. Sales also tend to increase at the start of the new school year in each of the respective regions.

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

     Canon also places significant emphasis on in-house development of production tools. Canon purchased a mold-production company last year, adding to its ability to produce many of the metal molds needed for production. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. Key tools such as these are not marketed for sale; they are reserved for use within the Canon Group. Canon’s ability to develop its own production tools helps establish quality control and allows for speed and flexibility when retooling is necessary — a crucial advantage in its cell production processes. Cell production is the production system in which the entire production process is undertaken by small groups of employees. In-house tool development may also help cut costs over time and prevent the leakage of Canon’s core proprietary technologies.

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

     The competitive environments in which each product group operates are described below:

     •   Business machines

     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation/ Fuji Xerox Corporation, Hewlett-Packard Company, Lexmark International Group Inc., Ricoh Company, Ltd., and Epson Corporation. Canon believes that it is one of the leading global manufacturers of digital MFDs, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In China, whose markets are expected to expand since joining of the World Trade Organization, the current market leaders are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon is joining this top group by the introduction of products suited to the market and by the reinforcement of sales and service channels.

     •   Cameras

     Competition in the camera industry is intense, with many established market participants offering similar products. Canon’s primary competitors in digital cameras are Sony Corporation, Fuji Photo Film Co., Ltd., Olympus Corporation, Nikon Corporation, Casio Computer Co., Ltd., Matsushita Electric Industrial Co., Ltd., and Eastman Kodak Company.

     The digital SLR market has expanded since the introduction of our EOS Digital Rebel in 2003. In 2004, the worldwide market size was estimated to be about 2.4 million units, or three times the size of the previous year. Amid these market conditions, Canon introduced three new models. As a result, Canon believes that it has gained more than 50% of the market share.

     Currently, Canon is positioned as a leading manufacturer in both number of units and sales amounts in the market of compact digital cameras. Also, Canon is the current leader in the digital single-lens reflex camera segment. Canon believes that developing cameras with increasingly high resolution and faster image processing are critical to its ability to remain competitive in the fast-growing digital camera market segment.

     Canon’s primary competitor in the lens market is Nikon Corporation whose popular class digital single-lens reflex cameras are selling well. Another major competitor is Sigma Corporation, which sells products that are compatible with Canon’s single-lens reflex camera lens.

     Canon’s primary competitors in conventional film cameras are Nikon Corporation, Konica Minolta Holdings, Inc., Pentax Corporation, Olympus Corporation and Fuji Photo Film Co., Ltd. Hindered by the surging popularity of digital cameras, the conventional film camera market continued to shrink in fiscal 2004. The introduction of new models, however, enabled Canon to successfully retain a leading global market-share for SLR cameras, and maintain its position as one of the leading compact film camera manufacturers, while maintaining profitability.

     Canon’s primary competitors in digital video camcorders are Sony Corporation, Matsushita Electric Industrial Co., Ltd. and Victor Company of Japan Ltd. In fiscal 2004, Canon continued to expand its sales in overall market in digital video camcorders

     •   Steppers and Aligners

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

Patents and licenses

     Canon holds a large number of patents (including utility model rights), design rights and trademarks in Japan and abroad to protect the products that arise from its research and development and utilizes these intellectual property rights as important strategic management tools. For instance, Canon has been utilizing its intellectual property rights such as patents to expand its products business operations and to form alliances and exchange technologies, with other companies.

     According to the Statistical Report issued annually by the United States Patent and Trademark Office, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States, as Canon maintained reputation as a famous technology-oriented company.

     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, particularly in areas such as electrophotography, laser beam printers, multifunction printers, facsimiles and cameras.

     Some examples include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimiles)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Brother Industries, Ltd.	(electrophotography and facsimiles)
Kyocera Mita Corporation	(electrophotography)

     Canon has also been granted licenses with respect to patents held by other companies.

     Some examples include:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus, and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
Nano-Proprietary Inc.	(FED technology)

     Canon has also entered into cross-licensing agreements with other major industry participants.

     Some examples include:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Matsushita Electric Industrial Co., Ltd.	(video tape recorders and video cameras)
Eastman Kodak Co.	(electro-photography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles and word processors)

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

     These directives were adopted by the European Parliament in December 2002. Member states were required to bring into force the laws necessary to comply with these directives by August 13, 2004. Commencing July 1, 2006, companies must ensure that their electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon will be required to adapt its products so that they do not contain the prohibited hazardous substances.

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

2.   Soil Pollution Prevention Law of Japan

     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment,went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for another purpose. The results of such investigation are reported to the prefectural governor. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area”, publicly announce such designation and make available upon request the investigation report. The substances designated in the law consist of 25 chemical groups, including substances such as lead, arsenic, and trichloro ethylene. If there is a possibility that the soil pollution of the designated area may affect human health, the governor will issue an order to the land owner to take remedial actions.

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

     See “Risk Factors — Risks Related to Environmental Issues — Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

3.   Law for Promotion of Effective Utilization of Resources of Japan

     The Law for Promotion of Effective Utilization of Resources of Japan, or the “Resources Law,” administered by the Japanese Ministry of Economy, Trade and Industry, was enacted in April 2001. The Resources Law requires specified recycling industries, including the copying machine industry, to enact measures designed to promote waste reduction, reuse and recycling of raw materials. These requirements will increase Canon’s costs and may have an adverse affect on its results of operations and financial conditions.

4.   Law on Promoting Green Purchasing of Japan

     The Law on Promoting Green Purchasing of Japan, administered by the Japanese Ministry of the Environment, took effect in April 2001. The law encourages both national and local governments to procure products with low environmental burdens. Businesses are required to provide information that is necessary to determine the environmental impact of products that they manufacture.

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

5.   Draft European Union Directive on Batteries and Accumulators and Spent Batteries and Accumulators

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

6.   Clean Production Promotion Law of China

     The Clean Production Promotion Law of China, administered by the standing committee of the National people’s congress, effective as of January 1, 2003, provides, among other things, for environmentally conscious design, elimination of hazardous substances, ease of disassembly, material identification, collection and recycling. The Chinese government is expected to publish a list of products to be collected, but it is yet unclear what action Canon needs to take at the present time.

7.   Draft Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products of China

     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry and State Environmental Protection Administration are drafting a proposal — Management Methods for the Prevention and Control of Pollution from the Production of Electronic Information Products — that regulates the content of electronic information products. It will probably be enacted by the end of 2004 and will be implemented, concurrently with the EU RoHS Directive, as of July 1, 2006. The chemical substances covered are the same as those of the EU RoHS. The guideline, which regulates the detailed implementation, is being prepared. Actions we are taking for the products for the EU will also need to be taken for products for China.

8.   Executive Order of the United States

     The 13221 Energy Efficient Standby Power Devices Executive Order, published on August 2, 2001 and amended on September 3, 2004
(Administered by U.S. Department of Energy ) requires the Federal Government to purchase consumer products that use no more than one watt (two watt for a product with a facsimile function) in their standby power consuming mode. Canon’s products such as laser beam printer, MFP and FAX need to have a hard switch or they need to incorporate energy conserving designs which reduce the energy consumption at the standby mode to meet the require watts.

9.   Draft REACH Regulation

     A draft of the Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, Regulation was publicized by the European Union on October 29, 2003. If and when this regulation is enacted, manufacturers and importers in the European Union will be required to register certain chemicals used in their products. It is currently unclear how the provisions of the regulation will be implemented and it is currently unclear what effects the regulation may have on Canon. If adopted in its current draft form, a European Chemicals Agency would be established pursuant to the regulation.

10.   The European Framework for the Setting of Requirements for Energy-Using Products

     The European Union is currently considering a directive that would establish a framework for the setting of requirements for energy-using products. This framework, if adopted, would apply to all products that use energy and specific measures regulating these products would be implemented by the European Union member states. Until these implementing measures are adopted, it is difficult to estimate the potential effect of the proposed directive.

11.   United Nations Framework Convention on Climate Change

     The Kyoto Protocol to the United Nations Framework Convention on Climate Change has been issued as part of the Third Conference of the Parties in Kyoto, December 1997, or COP3, report.

     Currently, no specific laws or regulations have been established pursuant to the COP3 report. However, Canon expects that the Japanese government will adopt measures to reduce CO2 emissions, such as energy-saving measures for Japanese operational sites or CO2 emissions trading to implement the COP3 report. On a national level, Japan’s government is considering the enactment and tightening of environmental laws and regulations pursuant to Japan’s New Climate Change Policy Program. Until specific measures are adopted, it is difficult to estimate the potential effect of these laws and regulations.

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

     In addition, Canon has long been an industry leader in the recycling of laser cartridges and other consumable items, as well as in the actual materials used for the production and packaging of its products. In 1990, Canon pioneered the collecting and recycling of used toner cartridges, and has to date recycled over 120,000 tons of those cartridges. Today, the toner cartridges Canon collects are 100% recycled in four facilities worldwide.

     C.   Organizational structure

     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2004, Canon had 184 consolidated subsidiaries and 17 affiliated companies accounted for by the equity method.

     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated, as of December 31, 2004.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Sales Co., Inc.	Tokyo, Japan	50.3%	51.2%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D.   Property, plants and equipment

     Canon’s manufacturing is conducted primarily at 18 plants in Japan and 14 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2004 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Shimomaruko Headquarters, Tokyo (Corporate Headquarters)	2,005	R&D, corporate administration and other functions

Mizonokuchi HRD center, Kanagawa	78	HRD Training and administration

Kosugi Office, Kanagawa	398	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,014	R&D in electro-photographic technologies

Atsugi Office, Kanagawa	137	Development of basic and advanced technologies for future businesses

Hiratsuka Development Center, Kanagawa	717	Development of displays and electronic devices

Ayase Office, Kanagawa	394	R&D and manufacturing of semiconductor devices

Optics R&D Center, Tochigi	473	R&D in optical technologies, development of broadcasting equipment

Tamagawa Plant, Kanagawa	434	Development of inkjet printers and inkjet chemical products

Yako Development Center, Kanagawa	517	Development of inkjet printers and inkjet chemical products

Utsunomiya Plant, Tochigi	586	Production of EF lenses, video camcorder lenses, broadcasting lenses, lenses for business machines and other specialized optical lenses

Toride Plant, Ibaraki	2,094	R&D in electro-photographic technologies, mass-production trials and support; Production of chemical products

Ami Plant, Ibaraki	1,353	Production of office imaging products, chemical products and semiconductor production equipment; Design and production of factory automation equipment and metal molds

Utsunomiya Optical Products Plant, Tochigi	1,418	R&D, production, sales and servicing of semiconductor equipment; Sales of broadcasting equipment; R&D and sales of medical equipment

Nagahama Office, Shiga	67	Development of solar cells

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Electronics Inc., Saitama and Gunma	1,070	Development, production and sales of camera components, magnetic heads, sensors, micrographics, document scanners, LBPs, laser scanner units, portable data terminals and semiconductor equipment

Canon Finetech Inc., Ibaraki, Tokyo, Yamanashi and Fukui	866	Production and sales of business machines, business machine peripherals, chemical products and business-use printers

Canon Precision Inc., Tokyo and Aomori	635	Development, production and sales of motors; Production of toner cartridges and sensors

Canon Optron Inc., Ibaraki	150	Polishing of optical crystals (for steppers, cameras and telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,383	Production of toner cartridges, advanced-function parts, plastic precision-molded parts and metal molds

Canon Components Inc., Saitama	426	Production of image sensor units, printed circuit boards and inkjet printer consumables

Oita Canon Inc., Oita	629	Production of SLR cameras, digital SLR and compact cameras, digital video camcorders and visual communication cameras

Nagahama Canon Inc., Shiga	920	Production of laser beam printers, laser beam printer consumables and inkjet printer consumables

Oita Canon Materials Inc., Oita	1,306	Production of copying machine and laser beam printer consumables

Ueno Canon Materials Inc., Mie	559	Production of copying machine and laser beam printer consumables

Fukushima Canon Inc., Fukushima	954	Production of inkjet printers and inkjet printer consumables; Analysis of software and fonts

Canon Semiconductor Equipment Inc., Ibaraki	1,200	Development and production of semiconductor production-related equipment; Production of small-sized copying machines and copying units

Canon Ecology Industry Inc., Ibaraki and Saitama	374	Recycling of toner cartridges, business machine repair

Nisca Corporation, Yamanashi	489	Development, design, production and sales of business machines, information products and optical equipment

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)

[Europe]

Canon Giessen GmbH, Giessen, Germany	359	Production and remanufacturing of copying machines; Refilling of toner cartridges; Remanufacturing of semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Production of low-speed copying machines and toner cartridges; Recycling of toner cartridges

[America]

Canon Virginia, Inc., Virginia, U.S.,	1,010	Production of laser beam printers and laser beam printer and copying machine consumables; Remanufacturing of copying machines; Recycling of laser beam printer consumables

[Asia]

Canon Inc., Taiwan, Taiwan	432	Production of SLR and compact cameras, EFS and other lenses, and precision-metal molds

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	551	Production of digital cameras, EF lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian China	1,077	Production and recycling of laser beam printer consumables; Production of laser beam printers and MFDs

Cannon Zhuhai, Inc., Zhuhai, China	678	Production of compact cameras, digital cameras, laser beam printers, MFDs, image scanners and contact image sensors

Tianjin Canon Co., Ltd., Tianjin, China	148	Production and sales of copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya, Thailand	984	Production of inkjet printers, personal-use copying machines, facsimile machines and MFDs

Canon Engineering (Thailand) Ltd., Ayutthaya, Thailand	128	Production of metal molds and plastic injection mold parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	470	Production of laser beam printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	286	Production of inkjet printers

Canon (Suzhou) Inc., Suzhou, China	647	Production of color and monochrome digital copying machines

Canon Finetech (Suzhou) Business Machines Inc., Suzhou, China	275	Production of digital printers, peripherals and service parts

Thai Nisca Co. Ltd., Ayutthaya, Thailand	190	Production and sales of optical equipment and OA equipment

Canon Finetech Industries Development Co., Ltd., Shenzhen, China	215	Production and sales of copying machines, semi-finished products and parts

     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. At December 31, 2004, land, buildings and related equipment with a book value of Yen 11,247 million were subject to mortgages securing Yen 3,607 million of Canon’s indebtedness.

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

Economic environment

     Looking back at the global economy in 2004, although the U.S. economy experienced a temporary slowdown in the second half of the year due to the diminishing effectiveness of tax cuts, the high price of crude oil, and rising interest rates, economic growth was realized as consumer spending increased modestly, and an upturn in corporate earnings fueled continued growth in private-sector capital spending. Economic growth in Europe remained moderate through 2004, held back somewhat in the second half by a sluggish world economy combined with high crude oil prices and the negative impact of the appreciation in value of the euro. In Asia, China’s economy continued to achieve steady growth, driven by strong consumer spending and increased capital investment, while other Asian economies were also in recovery mode. In Japan, while the economy slowed down somewhat in the second half due to the global downward economic trend, the economy continued to recover gradually, supported by stable consumer spending and an increase in capital investment.

Market environment

     With respect to the markets in which Canon operates, although sales of digital cameras slowed in Japan due to a rising household penetration rate, demand overseas, especially in Europe, continued to grow significantly during fiscal 2004. Demand for network digital multifunction devices (MFDs) remained strong, especially in the office market, fueled by the shift toward multifunctionality and color. Although the market for computer peripherals, including printers, grew overall, mainly among color models, the segment experienced severe price competition and a shift in demand for lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the sustained high demand for memory devices resulting from replacement demand for personal computers, and a growing digital consumer electronics market, along with the high rate of capacity utilization by semiconductor manufacturers. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs.

Summary of operations

     Canon achieved record highs in both consolidated net sales and net income, and a fifth consecutive year of sales and profit growth, mainly due to a significant increase in sales of digital cameras and color network digital MFDs, along with a substantial increase in sales of semiconductor-production equipment. In fiscal 2004, Canon achieved 8.4% growth in net sales, to Yen 3,467,853 million, and a 24.5% increase in net income, to Yen 343,344 million. Canon’s gross profit increased by 6.5%, to Yen 1,713,343 million.

Key performance indicators

     Following are the key performance indicators that Canon uses in managing its business. The changes from year to year in these key performance indicators are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2004	2003	2002	2001
Net sales (Millions of yen)	¥3,467,853	¥3,198,072	¥2,940,128	¥2,907,573
Gross profit to net sales ratio	49.4%	50.3%	47.6%	44.0%
R&D expense to net sales ratio	7.9%	8.1%	7.9%	7.5%
Operating profit to net sales ratio	15.7%	14.2%	11.8%	9.7%
Inventory turnover within days	49 days	49 days	51 days	57 days
Debt to total assets ratio	1.1%	3.1%	5.0%	10.4%

Note: Inventory turnover within days: Inventory divided by net sales for the previous six months, multiplied by 182.5.

-Revenues-

     As Canon seeks to become a truly excellent global company, one indicator which Canon’s management places strong emphasis on is revenue. Following are some of the key performance indicators relating to revenues that management considers to be important.

     Net sales  Canon derives net sales primarily from the sale of products, and providing of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group important in assessing Canon’s performance in sales in various product groups in light of market trends.

     Gross profit ratio (ratio of gross profit to net sales)  Through its reforms in product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through efficiency enhancements in production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and Canon intends to continue to pursue further shortening of product development lead times and reductions in production costs.

     Operating profit ratio (ratio of operating profit to net sales) and research and development, or R&D, expense to net sales ratio.  Canon is focusing on two areas for improvement. On the one hand, Canon strives to control and reduce its selling, general and administrative expenses. On the other hand, Canon’s R&D policy is designed to maintain a high level of spending in core technology in order to sustain Canon’s leading position in its current fields of business, and to explore possibilities in other markets. Canon believes such investments will be the basis for future success in its business and operations.

-Cash Flow Management-

     Canon also places significant emphasis on cash flow management. The following are the key performance indicators relating to cash flow management that management believes to be important.

     Inventory turnover within days is a key performance indicator because it is a measure of supply-chain management efficiency. Inventories have inherent risks of becoming obsolete, deteriorating or otherwise decreasing in value significantly, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is important to continue reducing inventories and shorten production lead times in order to achieve early recovery of related product expenses by strengthening supply-chain management.

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

Revenue recognition

     Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

     For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

     Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

     Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized over the term of the contract.

     Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts are recognized as services are provided.

     Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue is recognized over the lease term.

     Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced. A liability for estimated product warranty cost is recorded at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

Allowance for doubtful receivables

     Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. Canon maintains a bad debt reserve for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

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

Deferred tax assets

     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes, in any of these factors may require possible recognition of significant valuation allowance to these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts which will not be realized are charged to income tax expense and will adversely affect net income.

Employee retirement and severance benefit plans

     Canon has significant employee retirement and severance benefit obligations which are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs in the future.

     Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.

     In preparing its financial statements for fiscal 2004, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 3.6%. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 11%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”.

     A Decrease in expected return on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension income (expense) in the following years, and vice versa. For fiscal 2005, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately Yen2,090 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral of unrecognized asset gains (losses) affects the value of plan assets in fiscal years and, ultimately, future pension income (expense).

     The Company and certain of its domestic subsidiaries realized a net gain of Yen 17,141 million for fiscal 2004 due to the return to the Japanese Government of a portion of the Employee’s Pension Funds. “Accrued pension and severance cost” decreased in fiscal 2004 compared to fiscal 2003, as a result of the return.

Consolidated result of operations

Fiscal 2004 compared with fiscal 2003

     Summarized results of operations for fiscal 2004 and fiscal 2003 are as follows:

	2004	Change	2003
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,467,853	+8.4%	¥3,198,072
Operating profit	543,793	+19.7	454,424
Income before income taxes and minority interest	552,116	+23.2	448,170
Net income	343,344	+24.5	275,730

Net income per share:
Basic	387.80	+23.6	313.81
Diluted	386.78	+24.5	310.75

Note: See note of Item 3A “Selected Financial Data”.

Sales

     Canon’s consolidated net sales in fiscal 2004 totaled Yen 3,467,853 million. This represents an 8.4% increase from the previous fiscal year, reflecting significant growth in sales of digital cameras, color network digital MFDs and semiconductor-production equipment.

     Overseas operations are significant to Canon’s operating results and generated approximately 73% of total net sales in fiscal 2004. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.

     The average value of the yen in fiscal 2004 was Yen 108.12 to the U.S. dollar, and Yen 134.57 to the euro, representing an appreciation of 7% against the U.S. dollar, and a depreciation of 3% against the euro, compared with the previous year. These effects of foreign exchange rate fluctuations unfavorably impacted net sales by approximately Yen 57,000 million. Net sales denominated in foreign currency decreased by approximately Yen 77,700 million in U.S. dollars, increased by Yen 20,300 million in euro, and increased by Yen 400 million in other foreign currencies.

Cost of sales

     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2004 and 2003 was 50.6% and 49.7%, respectively.

Gross profit

     Canon’s gross profit in fiscal 2004 increased by 6.5% to Yen 1,713,343 million from fiscal 2003. Despite ongoing efficiency enhancements in production during fiscal 2004 and the timely launch of competitive new products, the gross profit ratio decreased 0.9% from the previous year to 49.4%, mainly due to severe price competition and the appreciation of the yen against the U.S. dollar.

Selling, general and administrative expenses

     The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Selling, general and administrative expenses in fiscal 2004 increased by 1.3%, as compared with fiscal 2003, to Yen 1,169,550 million in fiscal 2004. This increase primarily reflects an increase in R&D expenditures by 6.2% to Yen 275,300 million, reflecting management’s policy to maintain a high level of R&D expenditure to strengthen Canon’s R&D capabilities and an increase in advertising and other marketing expense by 11.5% to Yen 111,770 million, reflecting management’s policy to strengthen Canon’s corporate and brand image. This increase was partially offset by a decrease in other selling, general and administrative expenses and a Yen 17,141 million gain realized from the return to the Japanese Government of a portion of the Employees’ Pension Funds (EPF) of the Company and certain of its subsidiaries in Japan.

Operating profit

     Operating profit in fiscal 2004 increased by 19.7% to Yen 543,793 million from fiscal 2003. Operating profit in fiscal 2004 was 15.7% of net sales, compared with 14.2% in fiscal 2003.

Other income (deductions)

     Other income (deductions) improved by Yen 14,577 million, attributable to gains from sales of stock of subsidiary companies’ shares which totaled Yen 9,082 million, along with a decrease in currency exchange losses and improved equity gains (losses) of affiliated companies.

Income before income taxes and minority interests

     Income before income taxes and minority interests in fiscal 2004 was Yen 552,116 million, a 23.2% increase from fiscal 2003, and constituted 15.9% of net sales.

Income taxes

     Provision for income taxes increased by Yen 31,361 million from fiscal 2003, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2004 declined by 1.2% compared with fiscal 2003.

Net income

     Net income in fiscal 2004 increased by 24.5% to Yen 343,344 million, which exceeds the growth rate of income before income taxes and minority interests due primarily the decrease in the effective tax rate during the period. This represents a 9.9% return on net sales.

Product information

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.
•	Business information products include micrographic equipment, personal computers and calculators.
•	The cameras product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.
•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

     Effective January 2004, Canon has changed the classification of its information system business. The information system business which had been included in “Optical and other products”, was reclassified as “Business machines (Office imaging products)” in order to better reflect its relation with the other products of the business machines group. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

Sales by product

     Canon’s sales by product group are summarized as follows:

	2004	Change	2003
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,120,972	+3.6%	¥1,081,995
Computer peripherals	1,149,914	+5.6	1,089,312
Business information products	117,067	-5.2	123,493

Total business machines	2,387,953	+4.1	2,294,800

Cameras	763,079	+16.8	653,540
Optical and other products	316,821	+26.9	249,732

Total	¥3,467,853	+8.4%	¥3,198,072

     Sales of business machines, constituting 69% of consolidated net sales, increased 4.1%, to Yen 2,387,953 million in fiscal 2004.

     Sales of office imaging products increased 3.6%, to Yen 1,120,972 million. Demand for network digital MFDs continues to shift from monochrome machines to color models, as well as towards higher-end features. The Color imageRUNNER(iR) C3200/iRC3200N recorded strong sales in both the domestic Japanese and overseas markets. The iRC3100 and the high end model iRC6800, introduced in Japan in the second half of fiscal 2003, were also launched in Europe and the United States in the first half of fiscal 2004 and have also recorded strong sales. The iRC3220/iRC3220N, which succeeds the iRC3200, and the iRC2620/iRC2620N were launched in September 2004 and have also recorded strong sales. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level models, such as the iR2200 series, and high-end models, such as the iR5000 series, also achieved strong sales. Color office imaging products accounted for 24% and 20% and monochrome office imaging products accounted for 62% and 67% of office imaging products sales in fiscal 2004 and 2003, respectively. Sales of facsimiles and information system business accounted for 14% and 13% of sales of office imaging products in both fiscal 2004 and 2003.

     Sales of computer peripherals increased 5.6% to Yen 1,149,914 million. Despite the effects of the yen’s appreciation against the U.S. dollar and a shift in demand toward lower priced models in the monochrome and color segment, laser beam printer sales substantially increased due to an increase in sales of color models. Inkjet printers recorded an approximately 20% increase in unit sales, primarily as a result of sales of the PIXMA iP3100 and iP4100 models, especially in Japan and Europe, and the PIXMA MP700 and MultiPASS MP370 high-speed multifunction systems. The adverse effect of severe price competition on sales of computer peripherals was more than offset by a rise in unit sales.

     Sales of business information products decreased 5.2%, to Yen 117,067 million in fiscal 2004, mainly due to the intentional curtailing of personal computer sales in the domestic market.

     Sales of cameras continued to achieve significant sales growth of 16.8%, totaling Yen 763,079 million. Amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, boosted by the launch of eight new PowerShot-series models for fiscal 2004, including the PowerShot S500 Digital ELPH and PowerShot A75. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by strong sales of the EOS Digital Rebel, and the EOS 20D which is successor of the EOS 10D. As a result, unit sales of digital cameras grew by nearly 60% compared with the previous year. Digital cameras accounted for 69% and 61% and conventional film cameras accounted for 16% and 21% of camera sales in fiscal 2004 and 2003, respectively. Video camcorders accounted for the remaining 15% and 18% of camera sales in fiscal 2004 and 2003, respectively. In the field of digital video camcorders, new models such as the Optura 500/400, Elura 70/65/60 and Optura 40/30 achieved favorable sales during fiscal 2004. Sales of cameras constituted 22% of consolidated net sales in fiscal 2004, an increase of 2% from fiscal 2003, primarily due to increased sales of digital cameras.

     Sales of optical and other products increased by 26.9%, to Yen 316,821 million. Sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued to shift from cathode-ray tube (CRT) to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. Sales of optical and other products constituted 9% of consolidated net sales in fiscal 2004, an increase of 1% from fiscal 2003, primarily due to increased sales of aligners for LCDs and steppers.

Sales by region

     A summary of net sales by region in fiscal 2004 and fiscal 2003 is provided below:

	2004	Change	2003
	(Millions of yen, except percentage data)
Japan	¥849,734	+6.0%	¥801,400
Americas	1,059,425	+1.4	1,045,166
Europe	1,093,295	+12.8	969,042
Others	465,399	+21.7	382,464

Total	¥3,467,853	+8.4%	¥3,198,072

Note: This summary of net sales by region of destination is determined by the location of the customer.

     A geographical analysis indicates that net sales in fiscal 2004 increased in every region.

     In Japan, net sales increased by 6.0% in fiscal 2004 from fiscal 2003. The results were mainly attributable to increased sales of office imaging products and digital cameras. Color network digital MFDs, which include the Color imageRUNNER(iR) C3200/iRC3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, have contributed to increased sales of office imaging products.

     In the Americas, net sales increased by 8.3% on a local currency basis, mainly due to increased sales of digital cameras, and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products such as PowerShot-series models and Canon’s digital SLR. On a yen basis, after accounting for the appreciation of the yen against the U.S. dollar, net sales in the Americas increased by 1.4%.

     In Europe, net sales increased by 11.6% on a local currency basis mainly due to increased sales of digital cameras, Color network digital MFDs and laser beam printers. On a yen basis, after accounting for the depreciation of the yen against the euro, net sales in Europe grew 12.8% in fiscal 2004.

     Sales in other areas increased by 21.7% on a yen basis in fiscal 2004, reflecting overall sales growth, particularly in digital cameras and semiconductor equipment.

Operating profit by product

     Operating profit for business machines in fiscal 2004 increased Yen 35,519 million to Yen 521,084 million. Despite the effects of the stronger yen, the gross profit ratio (ratio of gross profit to net sales) remained at prior year levels, due to cost reduction efforts, and the sales-to-expense ratio declined, contributing to an increase in operating profit.

     Operating profit for cameras increased Yen 4,480 million to Yen 130,798 million. Despite the negative effects of the stronger yen and price competition, along with the impact of increased advertising and sales-promotion spending, an increase in unit sales of digital cameras contributed to improved profitability.

     Optical and other products generated operating profits of Yen 28,832 million in fiscal 2004, as compared to losses of Yen 9,883 million in fiscal 2003, due to a significant increase in sales of aligners and steppers.

Fiscal 2003 compared with fiscal 2002

     Summarized results of operations for fiscal 2003 and fiscal 2002 are as follows:

	2003	Change	2002
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,198,072	+8.8%	¥2,940,128
Operating profit	454,424	+31.2	346,359
Income before income taxes and minority interest	448,170	+35.8	330,017
Net income	275,730	+44.6	190,737

Net income per share:
Basic	313.81	+44.2	217.56
Diluted	310.75	+44.7	214.80

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

Cost of sales

     Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2003 and fiscal 2002 was 49.7% and 52.4%.

Gross profit

     Canon’s gross profit in fiscal 2003 increased by 14.9% to Yen 1,608,900 million from fiscal 2002 as a result of increased sales and an improved gross profit ratio. Gross profit margins also benefited from cost reductions achieved through continued production reform activities.

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

Other income (deductions)

     Other income (deductions) improved by Yen 10,088 million, due to the increase in net interest income resulting from the Canon’s strengthened financial condition, as well as the decrease in currency exchange losses and improved earnings of equity affiliates.

Income before income taxes and minority interests

     Income before income taxes and minority interests in fiscal 2003 was Yen 448,170 million, a 35.8% increase from fiscal 2002, and constituted 14.0% of net sales.

Income taxes

     Provision for income taxes increased by Yen 27,950 million from fiscal 2002, primarily as a result of the increase in income before income taxes. The effective tax rate during fiscal 2003 declined by 4.5% compared with fiscal 2002 due to an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations.

Net income

     Net income in fiscal 2003 increased substantially by 44.6% to Yen 275,730 million, which exceeds the growth rate of income before income taxes. This represents an 8.6% return on net sales.

Product information

     On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.
•	Business information products include micrographic equipment, personal computers and calculators.
•	The cameras product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.
•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

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

Sales by product

     Canon’s sales by product group are summarized as follows:

	2003	Change	2002
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,081,995	+5.8%	¥1,023,131
Computer peripherals	1,089,312	+3.2	1,055,956
Business information products	123,493	-16.1	147,108

Total business machines	2,294,800	+3.1	2,226,195

Cameras	653,540	+34.5	485,778
Optical and other products	249,732	+9.5	228,155

Total	¥3,198,072	+8.8%	¥2,940,128

     Sales of business machines, constituting 72% of consolidated net sales, increased 3.1%, to Yen 2,294,800 million in fiscal 2003.

     Sales of office imaging products increased 5.8%, to Yen 1,081,995 million. Demand for network digital MFDs shifted from monochrome machines to color models, as well as towards higher-end features. The Color imageRUNNER(iR) C3200/iRC3200N, Canon’s first color offerings in the high-end imageRUNNER(iR)-series lineup, was well received in Japan and overseas markets, and contributed significantly to increased sales of office imaging products. Among monochrome network digital MFDs, the high-end iR5000 series and iR105 models continued to record strong sales during the fiscal 2003. Color office imaging products accounted for 20% and 17% and monochrome office imaging products accounted for 72% and 75% of office imaging products sales in fiscal 2003 and 2002, respectively. Sales of facsimiles remained flat and accounted for the remaining 8% of sales of office imaging products in both fiscal 2003 and 2002.

     Sales of computer peripherals increased 3.2%, to Yen 1,089,312 million. While sales of laser beam printers were flat in the previous year due to inventory adjustment by Canon’s OEM partner, a recovery in orders fueled robust growth in terms of unit sales during fiscal 2003, especially among personal models. Although unit sales of inkjet printers increased due to favorable acceptance of such models as the i560, i860, and MultiPASS MP700/MP730 (high-speed multifunction inkjet systems), severe price competition resulted in a slight decrease in amount of sales. Sales of computer peripherals as a whole mainly increased, due to increased sales of laser beam printers. The adverse effect of severe price competition on sales of computer peripherals was more than offset by a rise in unit sales. As a result, sales of computer peripherals in fiscal 2003 increased by 3.2%.

     Sales of business information products decreased 16.1%, to Yen 123,493 million, in fiscal 2003, mainly due to management’s decision to curtail sales of personal computers on a stand-alone basis, because such sales were unprofitable, and to concentrate more on providing comprehensive business solutions.

     Sales of cameras continued to achieve significant sales growth of 34.5%, totaling Yen 653,540 million. Amid the continued strong demand for digital cameras worldwide, Canon launched several new compact digital cameras in fiscal 2003, including six new PowerShot-series models and three new DIGITAL ELPH-series. These new products, led by the PowerShot S400 DIGITAL ELPH and PowerShot A70, contributed significantly to an increase in sales. Canon’s digital single-lens reflex cameras also enjoyed sales growth, supported by the introduction of new product lineups, including the EOS 10D, launched in the first half of 2003, and the EOS Digital Rebel, launched in September 2003. Sales of conventional film cameras continued to decline amid the increasing popularity of digital models. Digital cameras accounted of 61% and 45% and conventional film cameras accounted for 21% and 31% of camera sales in fiscal 2003 and 2002, respectively. Video camcorders accounted for the remaining 18% and 24% of camera sales in fiscal 2003 and 2002, respectively. In the field of digital video camcorders, the eight new products Canon launched in fiscal 2003, including the OPTURA 300, as well as the ZR Series (ZR60, ZR65, ZR70), contributed to increased sales. Sales of cameras constituted 20% of consolidated net sales in fiscal 2003, an increase of 4% from fiscal 2002, primarily due to increased sales of digital cameras.

     Sales of optical and other products increased 9.5%, to Yen 249,732 million. Sales of aligners for the production of LCDs displayed notable growth as the PC monitor industry continued its shift from cathode-ray tube (CRT) to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as the semiconductor market began to show signs of a turnaround. Sales of optical and other products constituted 8% of consolidated net sales in fiscal 2003 and increased 9.5% from fiscal 2002, primarily due to increased sales of aligners for LCDs and steppers.

Sales by region

     A summary of net sales by region in fiscal 2003 and fiscal 2002 is provided below:

	2003	Change	2002
	(Millions of yen, except percentage data)
Japan	¥801,400	+9.4%	¥732,551
Americas	1,045,166	+3.5	1,010,166
Europe	969,042	+13.1	857,167
Others	382,464	+12.4	340,244

Total	¥3,198,072	+8.8%	¥2,940,128

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

Operating profit by product

     Operating profit for business machines in fiscal 2003 increased Yen 74,549 million to Yen 485,565 million. Operating profit ratio also improved by 2.7% to 21.2%. Sales of business machines in fiscal 2003 totaled Yen 2,294,800 million, an increase of 3.1%. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to an improvement in the gross profit ratio, a steady increase in sales volume resulted in an increase in operating profit in fiscal 2003 of 18.1%.

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

     Optical and other products generated operating losses of Yen 9,883 million in 2003, an improvement from losses of Yen 11,652 million in fiscal 2002, despite increased sales of 9.5% for the segment. These continuing operating losses are primarily the result of severe price competition and a one-time expense for the disposal of inventories relating to obsolete scanning steppers.

Segment information by product and geographic area

     Segment information by product and by geographic area for the years ended December 31, 2004, 2003 and 2002 are shown below.

The following table provides segment information by product:

	As of/for the year ended December 31, 2004
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,387,953	¥763,079	¥316,821	—	¥3,467,853
Intersegment	—	—	138,419	¥(138,419)	—

Total	2,387,953	763,079	455,240	(138,419)	3,467,853

Operating cost and expenses	1,866,869	632,281	426,408	(1,498)	2,924,060

Operating profit	¥521,084	¥130,798	¥28,832	¥(136,921)	¥543,793

Assets	¥1,338,817	¥399,207	¥418,418	¥1,430,579	¥3,587,021
Depreciation and amortization	115,830	21,880	24,895	30,087	192,692
Capital expenditure	134,128	39,783	52,264	92,555	318,730

	As of/for the year ended December 31, 2003
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,294,800	¥653,540	¥249,732	—	¥3,198,072
Intersegment	—	—	132,389	¥(132,389)	—

Total	2,294,800	653,540	382,121	(132,389)	3,198,072

Operating cost and expenses	1,809,235	527,222	392,004	15,187	2,743,648

Operating profit	¥485,565	¥126,318	¥(9,883)	¥(147,576)	¥454,424

Assets	¥1,266,881	¥317,672	¥412,117	¥1,185,478	¥3,182,148
Depreciation and amortization	118,806	17,712	20,276	26,810	183,604
Capital expenditure	106,013	25,894	31,170	46,961	210,038

	As of/for the year ended December 31, 2002
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,226,195	¥485,778	¥228,155	—	¥2,940,128
Intersegment	—	—	139,608	¥(139,608)	—

Total	2,226,195	485,778	367,763	(139,608)	2,940,128

Operating cost and expenses	1,815,179	415,488	379,415	(16,313)	2,593,769

Operating profit	¥411,016	¥70,290	¥(11,652)	¥(123,295)	¥346,359

Assets	¥1,296,829	¥263,532	¥338,377	¥1,043,968	¥2,942,706
Depreciation and amortization	106,865	14,118	19,817	24,460	165,260
Capital expenditure	104,877	15,627	23,767	54,431	198,702

Notes:

(1)	Effective January 2004, Canon has changed the classification of its information system business. The information system business which had been included in “Optical and other products”, was reclassified as “Business machines (Office imaging products)” in order to better reflect its relation with the other products of the business machines group. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.
(2)	General corporate expenses of Yen 136,929 million, Yen 147,616 million and Yen 123,193 million for fiscal 2004,2003 and 2002, respectively, are included in “Corporate and Eliminations.” For fiscal 2004, a gain of Yen 17,141 million is also included, which relates to the Transfer to the Japanese Government of a Portion of Employee Pension Fund Liabilities.
(3)	Corporate assets of Yen 1,430,599 million, Yen 1,185,506 million and Yen 1,044,036 million as of December 31, 2004, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(4)	The segments are defined under Japanese GAAP.

The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2004
					Corporate and
	Japan	Americas	Europe	Others	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥919,153	¥1,057,066	¥1,090,712	¥400,922	—	¥3,467,853
Intersegment	1,882,973	8,863	4,161	591,677	¥(2,487,674)	—

Total	2,802,126	1,065,929	1,094,873	992,599	(2,487,674)	3,467,853
Operating cost and expenses	2,206,141	1,025,628	1,071,552	965,080	(2,344,341)	2,924,060

Operating profit	¥595,985	¥40,301	¥23,321	¥27,519	¥(143,333)	¥543,793

Assets	¥1,793,679	¥341,616	¥533,865	¥271,566	¥646,295	¥3,587,021

	As of/for the year ended December 31, 2003
					Corporate and
	Japan	Americas	Europe	Others	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥856,851	¥1,044,998	¥968,938	¥327,285	—	¥3,198,072
Intersegment	1,662,172	8,101	3,861	503,119	¥(2,177,253)	—

Total	2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072
Operating cost and expenses	2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648

Operating profit	¥493,581	¥54,607	¥26,517	¥24,123	¥(144,404)	¥454,424

Assets	¥1,600,726	¥306,140	¥546,625	¥249,755	¥478,902	¥3,182,148

	As of/for the year ended December 31, 2002
					Corporate and
	Japan	Americas	Europe	Others	eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥789,066	¥1,007,572	¥852,931	¥290,559	—	¥2,940,128
Intersegment	1,475,091	9,791	4,639	426,914	¥(1,916,435)	—

Total	2,264,157	1,017,363	857,570	717,473	(1,916,435)	2,940,128
Operating cost and expenses	1,867,817	969,542	836,341	699,420	(1,779,351)	2,593,769

Operating profit	¥396,340	¥47,821	¥21,229	¥18,053	¥(137,084)	¥346,359

Assets	¥1,485,238	¥346,021	¥460,521	¥202,388	¥448,538	¥2,942,706

Notes:

(1)	General corporate expenses of Yen 136,929 million, Yen 147,616 million and Yen 123,193 million for fiscal 2004, 2003 and 2002, respectively, are included in “Corporate and Eliminations.” For fiscal 2004, a gain of Yen 17,141 million is also included, which relates to the Transfer to the Japanese Government of a Portion of Employee Pension Fund Liabilities.
(2)	Corporate assets of Yen 1,430,599 million, Yen 1,185,506 million and Yen 1,044,036 million as of December 31, 2004, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(3)	Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale. The segments are defined under Japanese GAAP.

     Foreign operations and foreign currency transactions

     Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of sales is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in a consolidation adjustment between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2004, 2003 and 2002 were 2.8%, 3.2% and 2.7%, respectively. This compares with returns of 9.9%, 8.6% and 6.5% on total operations for the respective years.

     Recent developments

     On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc. , or Canotec, joint equity shareholders of Niigata Canotec Co., Inc., or Niigata Canotec, to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly-owned subsidiary of the Company and changed its name to Canon Imaging System Technologies, Inc. By making Canon Imaging System Technologies, Inc. a wholly-owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination.

     On January 1, 2005, Canotec and FastNet, Inc. merged, and the merged entity changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon Group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

     B.   Liquidity and capital resources

     Cash and cash equivalents in fiscal 2004 increased Yen 197,476 million to Yen 887,774 million, compared with Yen 690,298 million in fiscal 2003 and Yen 521,271 million in fiscal 2002. Canon’s cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

     Net cash provided by operating activities in fiscal 2004 increased by Yen 95,880 million from the previous year to Yen 561,529 million. Cash flow from operating activities consisted of the following components: the major component of Canon’s cash inflow is cash received from customers, while the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.

     For fiscal 2004, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reduction. Cost reduction reflects a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll payments increased, due to the increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the region. Cash outflow for payments for selling, general and administrative expenses increased, due to the increase in advertising and marketing expenses, reflecting management’s policy to strengthen Canon’s corporate brand image. Cash outflow for payments of income taxes increased, due to the increase in taxable income.

     Net cash used in investing activities in fiscal 2004 was Yen 252,967 million, compared with Yen 199,948 million in fiscal 2003 and Yen 230,220 million in fiscal 2002, consisting primarily of capital expenditures. Capital expenditures in fiscal 2004 totaled Yen 318,730 million, mainly due to expanding production capabilities in Japan and overseas, as well as to bolster Canon’s R&D-related infrastructure. In November 2004, Canon also entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of 1.88% Japanese yen notes, 2.95% Japanese yen notes, and 2.27% Japanese yen notes in the aggregate amount of Yen 25,000 million. Pursuant to this agreement, Canon used cash aggregating to Yen 26,637 million.

     As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled Yen 308,562 million for fiscal 2004 as compared to Yen 265,701 million for fiscal 2003.

     Net cash used in financing activities totaled Yen 102,268 million in fiscal 2004, mainly resulting from Canon’s active efforts to repay loans toward the goal of improving Canon’s financial position. The Company also paid dividends in fiscal 2004 of 65 yen per share, which was an increase of 15 yen per share over the prior year.

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

     Short-term loans (including current portion of long-term debt) amounted to Yen 9,879 million at December 31, 2004 compared to Yen 39,136 million at December 31, 2003. Long-term debt (excluding their current portions) amounted to Yen 28,651 million at December 31, 2004 compared to Yen 59,260 million at December 31, 2003.

     Canon’s long-term debt generally consists of secured or partially-secured term loans from banks, bearing interest at fixed rates and floating rates, as well as fixed rate-notes and convertible debentures which Canon has issued in the domestic market with original maturities of five to fifteen years.

     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

     As of January 14, 2005, Canon’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

     Capital expenditure in fiscal 2004 amounted to Yen 318,730 million compared with Yen 210,038 million in fiscal 2003 and Yen 198,702 million in fiscal 2002. In fiscal 2004, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2005, Canon projects capital expenditures of approximately Yen 375,000 million. The projected capital expenditures include an investment in new production plants and new facilities of Canon.

     Employer contributions to Canon’s worldwide defined benefit pension plans were Yen 31,018 million in fiscal 2004, Yen 29,944 million in fiscal 2003 and Yen 33,661 million in fiscal 2002. During fiscal 2005, Canon expects to make cash contributions of approximately Yen 36,183 million to its defined benefit pension plans.

     Working capital in fiscal 2004 increased Yen 145,513 million, to Yen 1,248,987 million, compared with Yen 1,103,474 million in fiscal 2003 and Yen 903,134 million in fiscal 2002. This increase was primarily a result of an increase in cash and cash equivalents and a decrease in short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2004 was 2.27, compared to 2.33 for fiscal 2003 and 2.13 for fiscal 2002.

     Return on assets (Net income divided by the average of total assets as of December 31, 2004, 2003 and 2002) increased to 10.1% in fiscal 2004, compared to 9.0% in fiscal 2003 and 6.6% in fiscal 2002. This increase was due mainly to an increase in net income. Return on stockholders’ equity increased to 16.8% in fiscal 2004, compared with 15.9% in fiscal 2003 and 12.5% in fiscal 2002.

     Debt to total assets ratio was 1.1%, 3.1% and 5.0% as of December 31, 2004, 2003 and 2002, respectively. Canon had short-term loans and long-term debt of Yen 38,530 million as of December 31, 2004, Yen 98,396 million as of December 31, 2003 and Yen 148,103 million as of December 31, 2002.

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

     With respect to its R&D goals, Canon formulated as part of its management plan the “Canon Over IP” concept, through which Canon intends to connect its digital products to the Internet and lay the foundations for Internet-businesses for the future. Canon envisions Canon products and systems interconnected over networks, as well as a variety of Web services that expand its business domains while creating new value for customers.

     Canon has R&D centers worldwide that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses.

     The Company’s R&D activities are conducted in the following four organizations:
•	Core Technology Development Headquarters (where component engineering and base technology R&D, such as optics technology, nanotechnology and production engineering, is conducted)
•	Leading-Edge Technology Development Headquarters (where most advanced technology R&D aiming to create new technological capabilities, is conducted)
•	Platform Technology Development Headquarters (where platform technology R&D, such as system Large Scale Integration (LSI) chips, network technology and visual information technology, is conducted)
•	Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)

     Canon had R&D expenditures of Yen 275,300 million in fiscal 2004, Yen 259,140 million in fiscal 2003 and Yen 233,669 million in fiscal 2002. The ratio of R&D expenditure to total net sales for fiscal 2004, 2003 and 2002 was 7.9%, 8.1% and 7.9%, respectively.

     Canon seeks to produce new products that are protected by patents and to set market product standards in order to enhance its market position. The United States Patent and Trademark Office (USPTO) announced that Canon obtained the third-greatest number of private sector patents in 2004. This achievement marks Canon’s thirteenth consecutive year as one of the top three patent-receiving private-sector organizations.

     Canon aims to realize production procedures that dramatically reduce the need for prototypes, in the design process, through the effective utilization of 3D-CAD systems, in order to accelerate product development and curtail costs.

     D. Trend information

Trend information

     For Canon, 2005 marks the fifth and the final year of Phase II of its Excellent Global Corporation Plan (2001-2005). Canon will continue to move forward with several initiatives designed to ensure that it meets its goals, including enhancements of efficiencies in all areas of Canon’s operations, from R&D and production processes to head-office administrative operations, by simultaneously targeting improved productivity and the elimination of waste. In the area of development, Canon will target the further shortening of product development periods and improvements in design quality. Canon will also continue to strive to substantially reduce product development costs by implementing digital trial production procedures that make it unnecessary to create prototypes. As for production, Canon will focus its energies on the in-house production of key components and development of innovative high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting marketing reforms through structural reorganization and strengthening marketing channels, Canon is also working to expand and strengthen its solutions business and improve its hardware solutions offerings through greater customization to better meet customer needs. Canon also views the protection of the environment as an essential part of its management activities and will continue to develop environmentally-conscious products and introduce resource-recycling systems while actively expanding its green procurement and purchasing programs.

Business machines segment

Office imaging products

     In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing, and high-speed models. Also, in addition to the mid-level models for office market which enjoys steady growth, Canon expects that the market will expand into higher-end models and low-end multi-function models. The market for color digital devices continued to grow rapidly, and sales of monochrome digital multifunction devices were stable, reflecting the market trend shifting from single-function to multifunction.

     To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. Canon strengthened the product lineups of its color digital devices in addition to its existing full line of monochrome machines and maintained its market share by executing business strategies in line with the current market trend.

     Manufacturing in the new Canon Suzhou facility in China has been progressing satisfactorily. While competitors seek to transfer manufacturing facilities to China, Canon regards its manufacturing bases in Japan important as well, in order to pursue total cost reduction through the strengthening and reinforcing of its technology, in particular through the collaboration of its R&D, manufacturing and quality management divisions.

Computer peripheral products

     In the inkjet printer market, Canon expects a continuation of declines in market prices, a shift from single-function printers to multi-function printers, and an expanding size of the digital photo market. To manage these trends, Canon has newly established the PIXMA brand name for its inkjet single-function printers/multi-function printers worldwide (other than in Japan in which already introduced as PIXUS brand) with new functions and technologies.

     Canon’s laser beam printer business has a strong position in the market. In the monochrome laser beam printer market, Canon expects that the transition to a low price segment will expand sales in the consumer market and in the emerging markets. In the color laser beam printer market, Canon expects continued strong growth in demand. In general, competition will become more intense as competitors implement aggressive price strategies in order to establish themselves as market leaders. Canon seeks to remain competitive by developing technologies that can be deployed in a timely fashion to produce innovative products in all segments. Canon is also working to lower costs by automating production of consumables and to secure procurement of essential parts through internal sourcing.

     Canon expects that the size of the scanner market will continue to contract, but Canon has increased its share in the market with the new CanoScan LiDE series introduced in fiscal 2003.

     The size of the worldwide facsimile market has remained stable, as expansion in Asia, mainly China, has offset declines in other regions. Due to price declines for inkjet multi-function printers with facsimile function, prices are also declining for stand-alone machines.

Business information products

     With regard to personal computers, demand from corporate clients on the Japanese market held steady, but a decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving the proposal of unique combinations of various products. This trend is expected to continue in fiscal 2005.

Cameras segment

     The entire digital camera market continues to expand. While the growth rate has slowed in Japan and the United States, emerging markets, especially China and Eastern Europe, have experienced strong growth. In addition, the emergence of new photo imaging systems, such as PC free direct printing systems, expand the digital imaging functionality through network connectivity, along with the improvement of the user-friendly image processing interfaces and software.

     Canon expects the market for compact digital cameras to expand in the intermediate term. In general, declines in prices and intense competition are causing a decrease in profitability in the industry.

     The compact photo printer market is developing rapidly. Canon expects that the ratio of Compact Photo printers that are connected to digital cameras will reach approximately 30% within a few years, and Canon intends to take the initiative to lead the expansion of this market.

     Canon played a major role in the rapid expansion of the digital single lens reflex (SLR) market in fiscal 2004. The market size almost tripled from fiscal 2003, surpassing the size of the single lens reflex camera market for film cameras. Through the introduction of the new models, Canon is determined to maintain a leading position in the expanding market for digital single lens reflex cameras in fiscal 2005.

     Canon expects the market for digital cameras to experience price competition as well as technological competition focused on image quality and high performance. Though profit levels in the industry have recently declined, Canon has succeeded in maintaining profitability by carrying out production and procurement reforms.

     The market for film cameras is contracting as a result of the rapid shift to digital cameras. Canon anticipates this trend to continue, both for film single lens reflex cameras and for film compact cameras.

     Canon expects the interchangeable lens market to grow as a result of the rapid market penetration of digital single lens reflex cameras. In response to the rapid shift of the single lens reflex camera market from film to digital, Canon began to introduce interchangeable lenses exclusively for digital single lens reflex cameras in the last half of fiscal 2003, and so far has introduced four models in this market. Canon seeks to expand its sales and market share by introducing products especially made for popular class digital single lens reflex cameras.

     For video camcorders, analog camcorder sales have been further replaced by sales of digital camcorders in fiscal 2004. This substitution effect continues worldwide, including the significant transition in United States, where the speed of transition used to be moderate. While Mini DV (Mini Digital Video) is currently the main recording media, camcorders with new media such as DVD (Digital Versatile Drive), SD (Secure Digital) memory card, HDD (Hard Disk Drive), and new recording format such as HDV are beginning to emerge. Canon expects that Mini DV (Mini Digital Video) will remain the mainstream format while the emerging new media will drive a further expansion of the entire camcorder market. Canon will seek to continue sales growth with a stronger product lineup for the Mini DV market, while continuing to invest in R&D to follow new trends in the market.

     Canon expects that the market for liquid crystal projectors will continue to grow by about 30% per year on a unit basis, while market prices will continue to decline, resulting in moderate growth in monetary terms. In fiscal 2004, Canon introduced the reflective liquid crystals (LCOS (Liquid Crystal on Silicon)) type projector the market, the SX50 was developed independently by Canon. Based on its advanced optical technologies, Canon intends to expand its liquid crystal projector business with products that will be distinguished by high brightness, high resolution, and high picture quality and that will be easy to use (stress-free).

Optical and other products segment

     As semiconductor manufacturers grow more cautious in their capital investment spending, Canon expects the pace of new orders for semiconductor-production equipment to slow moderately in fiscal 2005. In general, the trend toward high resolution and higher speed equipment will likely to continue in the semiconductor industry. In order to manage theses trends, Canon introduced the FPA-6000AS4 Stepper, Canon’s fastest ArF Stepper which also has the highest NA (0.85) and an ultra-low aberration lens system. The FPA-6000AS4 Stepper is targeted for the most advanced IC mass-production.

     For fiscal 2004, sales of aligners for the production of LCDs realized significant growth as the PC monitor industry continued to shift from CRT to LCD displays, and the LCD television market continued to expand. In the LCD production mask aligner market, demand is expected to decline gradually as the trend toward increased capital investment tapers off.

     Canon expects the overall market size for TV broadcasting lenses to remain relatively stable in the long run. Since fiscal 2002, the market has expanded slightly, recovering from a slump after 9/11 and benefiting from a trend to the digitalization of broadcasting equipment. The gradual increase in the TV lens market in part reflected studio equipment replacement by major TV stations in Japan, and outside broadcast vehicle equipment replacement in the United States. In coming years, Canon anticipates local station equipment replacement in Japan and studio equipment replacement in the United States. Equipment replacement in Europe, China and other Asian nations will likely follow. China, with the 2008 Olympics in Beijing, is an attractive market for Canon’s 100x television broadcasting zoom lens. Though Canon already has a major market share worldwide for this class of lens, Canon intends to continue to strengthen its position in this market.

Forward looking statements

     The foregoing discussion and other disclosure in this report contains forward-looking statements that reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic conditions, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

     For other trend information, please see “Item 5 Operating and Financial Review and Prospects-A. Operating Results.”

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

     Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was Yen 43,634 million at December 31, 2004. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees are insignificant.

     F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2004.

	(Millions of yen)
		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations:
Long-Term Debt
Capital Lease Obligations	¥8,585	¥4,144	¥3,782	¥635	¥24
Other Long-Term Debt	29,945	5,735	12,665	11,544	1
Operating Lease Obligations	49,532	12,714	15,858	10,671	10,289
Purchase commitments for
Property Plant and Equipment	39,286	39,286	—	—	—
Parts and Raw Materials	55,666	55,666	—	—	—

Total	¥183,014	¥117,545	¥32,305	¥22,850	¥10,314

     Canon provides warranties generally less than one year against defects in materials and workmanship on most of its consumer products. A liability for estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2004, the accrued product warranty cost amounted to Yen 14,264 million.

     At December 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated Yen 39,286 million, and commitments outstanding for the purchase of parts and raw materials approximated Yen 55,666 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

     On September 14, 2004, the Company and Toshiba Corporation (“Toshiba”) entered into an agreement to jointly establish SED Inc. for the development, production and marketing of next-generation flat-screen SED (Surface-conduction Electron-emitter Display) panels. The Company and Toshiba initially contributed approximately Yen 500 million in cash, each. Under the agreement, the Company is further committed to contribute 50% of the financing requirements for SED Inc. through the establishment of a prototype production line.

     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

     A.   Directors and senior management

     Directors and corporate auditors of the Company as of March 31, 2005 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	President & C.E.O.	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & C.E.O.*

Yukio Yamashita	Senior Managing Director	3/1962	Entered the Company
(May 15, 1939)	(Group Executive of Human	8/1980	President of Canon (UK) Ltd.
	Resource Management &	3/1991	Director
	Organization HQ)	1/1996	Group Executive of Human Resource Management & Organization HQ*
		3/1997	Managing Director
		3/1999	Senior Managing Director*

Toshizo Tanaka	Senior Managing Director	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director*

Tsuneji Uchida	Senior Managing Director	4/1965	Entered the Company
(Oct. 30, 1941)	(Chief Executive of Image	4/1995	Group Executive of Lens Products Group
	Communication Products	3/1997	Director
	Operations HQ)	4/1997	Deputy Chief Executive of Camera Operations HQ/Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ*
		3/2001	Managing Director
		3/2003	Senior Managing Director*

Yusuke Emura	Managing Director	4/1967	Entered the Company
(Nov. 30, 1944)	(Group Executive of Global	1/1989	Toride plant manager
	Environment Promotion HQ)	3/1993	Director
		4/1994	Ami plant manager
		4/1995	Deputy Chief Executive of Office Imaging Products HQ
		4/1996	Chief Executive of Office Imaging Products HQ
		3/1999	Managing Director*
		4/1999	Group Executive of Production Management HQ
		1/2002	Group Executive of Global Environment Promotion HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Nobuyoshi Tanaka	Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate Intellectual Property & Legal HQ)	1/1991	Senior General Manager of Semiconductor Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director*

Junji Ichikawa	Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Optical	1/1970	Entered the Company
	Products HQ)	4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director*
		4/2003	Group Executive of Production Management HQ
		4/2004	Chief Executive of Optical Products HQ*

Hajime Tsuruoka	Managing Director	3/1970	Entered Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Entered the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		10/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director*

Akiyoshi Moroe	Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of General Affairs HQ)	7/1996	Deputy Group of Executive of Human Resource Management & Organization HQ
		3/1999	Director
		4/1999	Group Executive of General Affairs HQ*
		10/2000	Group Executive of Information & Communications Systems HQ
		3/2003	Managing Director*

Kunio Watanabe	Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Strategy & Development HQ)	4/1995	Group Executive of Corporate Strategy & Development HQ*
		3/1999	Director
		3/2003	Managing Director*

Hironori Yamamoto	Managing Director	4/1969	Entered the Company
(Dec. 23, 1943)	(Group Executive of Core Technology Development HQ)	1/1998	Deputy Group Executive of Production Management HQ
		3/1999	Director
		7/1999	Group Executive of Core Technology Development HQ*/Deputy Group Executive of Display Development HQ
		4/2001	Group Executive of Display Development HQ
		3/2004	Managing Director*

Yoroku Adachi	Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd. *
Chairman of Canon HongKong Co., Ltd. *
Director
		4/2003	President of Canon (China) Co., Ltd. *
		3/2005	Managing Director *

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Yasuo Mitsuhashi	Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral	2/2001	Chief Executive of Chemical Products HQ
	Products HQ)	3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director *

Katsuichi Shimizu	Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director*
		4/2003	Chief Executive of Inkjet Products HQ*

Ryoichi Bamba	Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Tomonori Iwashita	Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Deputy Chief Executive of Image Communication Products HQ)	4/1999	Senior General Manager of Camera Development Center
		1/2001	Group Executive of Photo Products Group
		3/2003	Director*
		4/2003	Deputy Chief Executive of Image Communication Products HQ*

Toshio Honma	Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Group Executive of L Printer	4/2001	Deputy Chief Executive of i Printer Products HQ
	Business Promotion HQ)	3/2003	Director*
		7/2003	Group Executive of L Printer Business Promotion HQ*

Shigeru Imaiida	Director	4/1972	Entered the Company
(Sep. 16, 1948)	(Group Executive of Production Management HQ)	8/1999	Senior General Manager of Production Engineering Center
		3/2003	Director*
		4/2004	Group Executive of Production Management HQ*

Masahiro Osawa	Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of	7/1997	Vice President of Canon U.S.A., Inc.
	Global Procurement HQ)	2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director*
		4/2004	Group Executive of Global Procurement HQ*

Keijiro Yamazaki	Director	4/1971	Entered the Company
(Oct. 14, 1948)	(Group Executive of Information & Communications Systems HQ)	4/1999	General Manager of Human Resource Management & Organization Div.
		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director*
		4/2004	Group Executive of Information & Communications Systems*

Shunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)		1/1998	Senior General Manager of Nano-technology Research Center
		4/2001	Deputy Group Executive of Display Development HQ
		3/2004	Director*
		4/2004	Group Executive of SED Development HQ
		10/2004	President of SED Inc. *

Masaki Nakaoka	Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Deputy Group Executive Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ*
		3/2004	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Group Executive of Leading-Edge	1/1998	Senior General Manager of Canon Research Center
	Technology Development HQ) (Deputy Group Executive of	1/2000	Deputy Group Executive of Core Technology Development HQ*
	Core Technology Development HQ)	3/2004	Director*
		4/2004	Group Executive of Leading-Edge Technology Development HQ*

Shigeyuki Matsumoto	Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device Technology Development	1/2002	Group Executive of Device Technology Development Headquarters*
	Headquarters)	3/2004	Director*

Haruhisa Honda	Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Chief Executive of Chemical Products Operations)	4/1995	Senior General Manager of Cartridge Development Center
		3/2004	Director*
		4/2004	Chief Executive of Chemical Products Operations*

Teruomi Takahashi	Corporate Auditor	9/1971	Entered the Company
(June 10, 1943)		3/1999	Director
		4/1999	Chief Executive of Chemical Products HQ
		2/2001	Chief Executive of BJ Products HQ
		4/2001	Chief Executive of i Printer Products HQ
		4/2003	Chief Executive of Chemical Products HQ
		3/2004	Corporate Auditor *

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar. 16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		10/2000	General Manager of Corporate Planning Division
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor *

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Training Institution
		3/1994	Corporate Auditor, the Company*

Tetsuo Yoshizawa	Corporate Auditor	4/1968	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 5, 1945)		4/1991	General Manager of Investment Planning Division
		4/1992	General Manager Osaka of General Corporate Group III
		4/1995	General Manager of Financing Corporate Division
		3/1998	Corporate Auditor, the Company*

Term

     All directors and corporate auditors are elected by the general meeting of shareholders.

     The term of office of Directors is one year. The current term of all Directors expires in March 2006. The term of office of Corporate Auditors is four years. The current term for Mr. Ohe expires in March 2007, while current terms for Mr. Takahashi, Mr. Nagata and Mr. Yoshizawa, who were newly elected in the general meeting of shareholders in March 2004, expire in March 2008.

     Board members and corporate auditors may serve any number of consecutive terms.

     There is no arrangement or understanding between any Director or Corporate Auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such Director or corporate auditor.

Board of Directors and Corporate Auditors

     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than four corporate auditors. Currently the number of board members is 25, and the number of corporate auditors is four. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

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

     B. Compensation

     In the fiscal year ended December 31, 2004, the Company paid approximately Yen 1,465 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.

     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating Yen 310 million to two directors during the fiscal year ended December 31, 2004.

     The Company does not have a stock option plan for directors, corporate auditors or any other employees.

     C. Board practices

     See Item 6A “Directors and senior management” and Item 6B “ Compensation”.

D. Employees

     Following table lists the number of Canon’s full-time employees as of December 31, 2004, 2003 and 2002.

	Total	Japan	Americas	Europe	Others
December 31, 2004
Business machines	74,772	29,928	7,833	8,997	28,014
Cameras	16,534	5,008	1,400	1,402	8,724
Optical and other products	11,397	6,458	908	391	3,640
Corporate	5,554	4,709	117	108	620

Total	108,257	46,103	10,258	10,898	40,998

December 31, 2003
Business machines	70,214	29,734	7,820	9,520	23,140
Cameras	15,856	4,698	1,318	1,006	8,834
Optical and other products	11,308	6,580	908	619	3,201
Corporate	5,189	4,368	134	162	525

Total	102,567	45,380	10,180	11,307	35,700

December 31, 2002
Business machines	67,782	28,814	7,856	10,186	20,926
Cameras	13,746	4,360	1,140	1,103	7,143
Optical and other products	11,552	7,038	1,021	441	3,052
Corporate	4,722	4,231	134	159	198

Total	97,802	44,443	10,151	11,889	31,319

Note:

Effective January 2004, Canon has changed the classification of its information system business. The information system business which had been included in “Optical and other products”, was reclassified as “Business machines (Office imaging products)” in order to better reflect its relation with the other products of the business machines group. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

     There was an increase of approximately 5,700 employees as of the end of fiscal 2004 as compared to the end of fiscal 2003. This increase is mainly due to employment increases in the Asian region to accommodate production increases.

     Canon had approximately 34,800 temporary employees on average during fiscal 2004. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.

     The Company and its subsidiaries have its own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2005. The total is 218,949 shares constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	President & C.E.O.	59,800
Yukio Yamashita	Senior Managing Director	11,420
Toshizo Tanaka	Senior Managing Director	11,668
Tsuneji Uchida	Senior Managing Director	5,200
Yusuke Emura	Managing Director	11,433
Nobuyoshi Tanaka	Managing Director	11,455
Junji Ichikawa	Managing Director	9,631
Hajime Tsuruoka	Managing Director	6,695
Akiyoshi Moroe	Managing Director	10,555
Kunio Watanabe	Managing Director	7,535
Hironori Yamamoto	Managing Director	4,200
Yoroku Adachi	Director	5,095
Yasuo Mitsuhashi	Director	4,385
Katsuichi Shimizu	Director	4,525
Ryoichi Bamba	Director	2,500
Tomonori Iwashita	Director	2,900
Toshio Honma	Director	6,195
Shigeru Imaiida	Director	3,435
Masahiro Osawa	Director	2,995
Keijiro Yamazaki	Director	2,400
Shunichi Uzawa	Director	2,635
Masaki Nakaoka	Director	1,700
Toshiyuki Komatsu	Director	1,200
Shigeyuki Matsumoto	Director	1,835
Haruhisa Honda	Director	1,926
Teruomi Takahashi	Corporate Auditor	7,231
Kunihiro Nagata	Corporate Auditor	1,200
Tadashi Ohe	Corporate Auditor	14,300
Tetsuo Yoshizawa	Corporate Auditor	2,900

	Total	218,949

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders

     The table below shows the number of The Company’s shares held by the top ten holders of the Company’s shares and their percentage ownership as of December 31, 2004:

Name of major shareholder	Shares owned	Percentage
	(In thousands)
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.7%
Japan Trustee Services Bank, Ltd.	50,367	5.7%
(Trust Account)
The Master Trust Bank of Japan, Ltd.	41,299	4.7%
(Trust Account)
Moxley and Co.	37,237	4.2%
State Street Bank and Trust Company 505103	34,004	3.8%
Mizuho Corporate Bank, Ltd.	28,946	3.3%
Nomura Securities Co., Ltd.	19,521	2.2%
The Chase Manhattan Bank, N.A. London	19,176	2.2%
State Street Bank and Trust Company	17,288	2.0%
Sompo Japan Insurance Inc.	15,273	1.7%

     Canon’s major shareholders do not have different voting rights from other shareholders.

     As of December 31, 2004, 22.8% of the outstanding shares of common stock were held of record by 257 residents of the United States of America.

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

     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2005.

     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 17 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

     C. Interests of experts and counsel

     Not Applicable.

Item 8. Financial Information

     A. Consolidated financial statements and other financial information

Consolidated financial statements

     This Annual Report contains consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ending December 31, 2004 prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firms. The financial statements as of and for the year ended December 31, 2004, have been audited by Ernst & Young ShinNihon, while the financial statements for periods ended prior to December 31, 2004, were audited by KPMG AZSA & Co., and audit reports covering each of the periods are included in Item 17 of this report.

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

•	On December 17, 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market on January 3, 2003 and Canon has submitted its response. The investigation is yet to be closed.
•	On January 16, 2003, the Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed the decision. On November 20, 2003, the Dusseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed the decision. The Dusseldorf High Court issued rulings in Canon’s favor in one patent infringement among three of the appeals by Pelikan Hardcopy. Another one of the appeals has been suspended by the Court since April 19, 2004 and the remaining appeal is still pending.
•	In October 2003, on-the-spot investigation was made against Canon by the Japanese Fair Trade Commission (“FTC”). Their allegation against us was that Canon was interfering with the businesses of the cartridge remanufacturers by frequently changing the design of color LBP cartridges. This investigation was terminated by FTC on October 21, 2004, without taking any action.
•	In November 2003, a former employee of Canon filed a lawsuit against Canon before the Tokyo District Court, demanding remuneration for his invention. The former employee claims that the reward he received for his invention was significantly less than the reasonable remuneration to which he should have been entitled under the applicable patent law, and that Canon should pay the difference. While the former employee estimates that the difference could amount to some Yen 45.9 billion in total, he is currently seeking Yen 1 billion. This case is pending.
•	In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St.Clair”) against Canon Inc. and Canon U.S.A., Inc. in the United States District Court of Delaware, which accused Canon of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against Canon of approximately Yen 3.6 billion based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional damages. There are additional defenses that are yet to be litigated in a follow-up trial solely to the judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

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

     With regard to profit distribution, Canon gives the highest priority to cash dividend distribution. In accordance with this policy, and based on our strong performance in fiscal year 2004, Canon has increased its full-year dividend per share from 50 yen in 2003, to 65 yen for fiscal year 2004.

     As for future dividends, Canon intends to maintain a stable dividend payment policy which, whenever possible, reflects its performance on a consolidated basis and also comprehensively takes into account such factors as its financial situation and capital requirements to fund future business expansion and improve profitability. As for internal cash reserves, such funds will be used to support investment in such areas as current business expansion, new business cultivation and strengthening its operating base. In general, however, there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on Canon’s earnings, financial condition, future earnings prospects and other factors.

     B. Significant changes

     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

     A. Offer and listing details

Trading in domestic markets

     The common stock of the Company has been listed on the Tokyo Stock Exchange, Inc. (TSE), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.

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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2000 Year	¥5,620	¥3,400	1,757.95	1,238.83	¥20,833.21	¥13,423.21
2001 Year	5,330	3,150	1,441.00	983.00	14,529.41	9,504.41
2002 Year	5,250	3,620	1,144.02	807.35	11,979.85	8,303.39
2003 1(st) quarter	4,730	3,910	870.69	770.62	8,790.92	7,862.43
2(nd) quarter	5,820	4,050	908.43	770.46	9,137.14	7,607.88
3(rd) quarter	6,210	5,280	1,085.64	904.18	11,033.32	9,265.56
4(th) quarter	5,650	4,620	1,114.40	953.19	11,161.71	9,614.60
2003 Year	6,210	3,910	1,114.40	770.46	11,161.71	7,607.88
2004 1(st) quarter	5,670	4,920	1,189.38	1,017.84	11,869.00	10,299.43
2(nd) quarter	5,820	5,220	1,225.97	1,051.57	12,195.66	10,489.84
3(rd) quarter	5,810	4,910	1,197.74	1,073.69	11,988.12	10,545.89
4(th) quarter	5,540	5,030	1,149.85	1,068.85	11,500.95	10,575.23
2004 Year	5,820	4,910	1,225.97	1,017.84	12,195.66	10,299.43
2005 1(st) quarter	5,790	5,190	1,206.93	1,128.75	11,975.46	11,212.63

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2004 July	¥5,810	¥5,300	1,197.74	1,114.39	¥11,988.12	¥11,018.79
August	5,440	4,910	1,140.58	1,073.69	11,279.71	10,545.89
September	5,350	5,030	1,150.35	1,083.44	11.357.85	10,737.78
October	5,480	5,030	1,149.85	1,068.85	11,410.40	10,575.23
November	5,480	5,100	1,127.45	1,077.17	11,268.81	10,690.95
December	5,540	5,070	1,149.63	1,083.64	11,500.95	10,721.59
2005 January	5,580	5,190	1,158.43	1,128.75	11,580.69	11,212.63
February	5,610	5,320	1,177.41	1,137.23	11,754.90	11,271.04
March	5,790	5,490	1,206.93	1,165.26	11,975.46	11,506.85
April	5,810	5,220	1,225.97	1,168.86	12,163.89	11,683.42

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

	NASDAQ		NYSE
	(Canon Inc.)		(Canon Inc.)
	(U.S. dollars)
Period	High	Low	High	Low
2000 Year	$51.750	$33.500	$46.938	$31.000
2001 Year			42.900	26.480
2002 Year			40.400	30.150
2003 1(st) quarter			39.130	33.730
2(nd) quarter			48.860	34.480
3(rd) quarter			53.000	45.550
4(th) quarter			51.300	43.350
2003 Year			53.000	33.730
2004 1(st) quarter			52.630	46.680
2(nd) quarter			53.940	46.920
3(rd) quarter			53.350	44.440
4(th) quarter			54.390	47.290
2004 Year			54.390	44.440
2005 1(st) quarter			54.490	50.530

	NASDAQ		NYSE
	(Canon Inc.)		(Canon Inc.)
	(U.S. dollars)
Period	High	Low	High	Low
2004 July			$53.350	$47.800
August			49.150	44.440
September			49.000	45.760
October			49.860	47.290
November			52.350	48.500
December			54.390	49.150
2005 January			54.490	50.530
February			53.640	51.400
March			54.410	52.020
April			53.090	48.550

The depositary and agent of the ADRs is JPMORGAN Chase Bank, located at 4 New York Plaza, New York, N.Y. 10004, U.S.A.

Co-ownership shares in a GBCs are listed on the Frankfurt Stock Exchange.

B. Plan of distribution

Not applicable.

C. Markets

See Item 9A “Offer and Listing Details”.

Item 10. Additional Information

     A. Share capital

     Not applicable.

     B. Memorandum and articles of association

Objects and Purposes in Canon Inc. (the “Company”)’s Articles of Incorporation

     Objects of the Company provided in Article 2 of the Company’s Articles of Incorporation shall be to engage in the following business:

(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Manufacture and sale of pharmaceutical products

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(11)	Sale, purchase and leasing of real properties and contracting for architectural works.

(12)	Manpower providing business, property leasing business and travel business.

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(14)	Any and all business relative to each of the preceding items.

Provisions Regarding Directors

     There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Commercial Code of Japan, a director is required to refrain from voting on such matters at meetings of the board of directors.

     The Commercial Code provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s representative director.

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

Holding of Shares by Foreign Investors

     Other than the Japanese unit share system that is described in “Rights of Shareholders - Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

Rights of Shareholders

     Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

     The Company’s authorized share capital is 2,000,000,000 shares, of which 887,977,251 shares were issued and outstanding as of December 31, 2004. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with the Company’s Regulations for Handling of Shares.

     A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (the “Securities Center”). If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on the Company’s register of shareholders. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on its register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

     A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant law will come into effect within five years of the date of promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, will be subject to the new central clearing system. On the same day, all existing share certificates for share of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

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

(4)	the legal reserve to be set aside in respect of the dividends concerned and proposed payment by way of appropriation of retained earnings; and

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

Stock Splits

     The Commercial Code permits the Company, by resolution of its board of directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share. Under the Commercial Code, when the Company issues new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although it may account for an amount not exceeding one-half of the issue price as additional paid-in capital. By resolution of the Company’s board of directors, the Company may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

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

Japanese Unit Share System

     The Company’s Articles of Incorporation provided that 100 shares of common stock constitute one “unit”. The Commercial Code of Japan permits the Company, by resolution of its board of directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

Transferability of Shares Representing Less than One Unit

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

Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares

     A holder of shares representing less than one unit may at any time require the Company to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to its Regulations for Handling of Shares. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit

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

Voting Rights of a Holder of Shares Representing Less than One Unit

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

Voting Rights

     A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

     Pursuant to the Commercial Code and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in “Stock Splits” and “Japanese Unit Share System” above),

•	the removal of a director or corporate auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favourable” price, stock acquisition rights (shinkabu yoyakuken) with “specially favourable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “specially favourable” conditions to persons other than shareholders, and

•	release of part of directors’ or corporate auditors’ liabilities to their corporation.

     At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

     The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

     Holders of shares have no pre-emptive rights. Authorised but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issue of new shares at a “specially favourable” price mentioned in “Voting Rights” above. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice of the date on which such subscription rights must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.

Stock Acquisition Rights

     The Company may issue stock acquisition rights or bonds with stock acquisition rights (in relation to which the stock acquisition rights are undetachable). Except where the issue would be on “specially favourable” conditions mentioned in “Voting Rights” above, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorised by a resolution of the board of directors. Subject to the terms and conditions thereof, holders of stock acquisition rights may acquire a prescribed number of shares by exercising their stock acquisition rights and paying the exercise price at any time during the exercise period thereof. Upon exercise of stock acquisition rights, the Company will be obliged to either issue the relevant number of new shares or transfer the necessary number of existing shares held by it as treasury stock to the holder. The entitlements accorded to stock acquisition rights attached to bonds are substantially similar to those accorded to stock acquisition rights issued without being attached to bonds, provided that, if so determined by the board of directors at the time of its resolution authorising the issue of the relevant bonds with stock acquisition rights, then, upon exercise of the stock acquisition rights, their exercise price will be deemed to have been paid by the holder thereof to the Company in lieu of the Company redeeming the relevant bonds.

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

     In the case of shares listed on a Japanese stock exchange, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of at least one-third of the outstanding shares having voting rights must be present.

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

The Foreign Exchange and Foreign Trade Law of Japan, as amended and effective from April 1, 1998, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities by the Company and the acquisition and holding of such securities by “non-residents of Japan” and by “foreign investors”, as hereinafter defined.

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

Acquisition of Shares upon Exercise of Rights for Subscription of Shares:

The acquisition by a non-resident of Japan of shares upon exercise of his rights for subscription of shares is exempted from the notification and reporting requirements described under “Acquisition of Shares” above.

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

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed. For this purpose, shares issuable exercise of rights for subscription of shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

     E. Taxation

1. Taxation in Japan

     Generally, a non-resident of Japan or non-Japanese corporation ( a “Non-Resident Holders”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation.

     Japan is party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Pursuant to the new tax convention between the United States and Japan ratified in March 2004 (“New Tax Convention”), the withholding tax rate on dividends paid by a Japanese corporation to US residents or corporations is generally 10%, provided the recipients are portfolio investors who do not have a permanent establishment in Japan to which the shares with respect to which such dividends are paid are related and such recipients are qualified US residents eligible to enjoy treaty benefits. This 10% Japanese withholding tax rate is applicable from July 1, 2004 to dividends declared thereafter. Under the New Tax Convention, there is no withholding tax on dividends paid by Japanese Corporations to pension funds which are qualified U.S. residents eligible to enjoy benefits under the New Tax Conventions unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The 15% Japanese withholding tax rate under the old tax convention is still applicable to dividends declared before July 1, 2004. However, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax applicable to dividends paid with respect to listed shares, such as those paid by the Company, to Non-Resident Holders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate(10% for eligible US residents) will apply thereafter), except for dividends paid to any individual shareholder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until March 31, 2008 for most shareholders who are US residents or corporations, no treaty application is required to be filed.

2. Taxation in the United States

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Canon shares or ADSs to the persons described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion applies only if you hold Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding Canon shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons holding Canon shares or ADSs that own or are deemed to own 10% or more of any class of Canon stock; or
•	persons who acquired Canon shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     In general, if you hold ADSs, you will be treated for U.S. federal income tax purposes as the holder of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

     This discussion assumes that Canon was not a passive foreign investment company for 2004, as described below.

Taxation of Distributions

     Distributions paid on Canon Shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Dividends paid in Japanese yen will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by you, in the case of Canon shares, or by the depository, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of receipt.

     Japanese taxes withheld from cash dividends on Canon shares or ADSs will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury. Instead of claiming a credit, you may, at your election, deduct such Japanese taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. You should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

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

Passive Foreign Investment Company Rules

     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2004. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which you held Canon shares or ADSs, certain adverse tax consequences could apply to you.

     If Canon were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of Canon shares or ADSs would be allocated ratably over you holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to you that may mitigate the adverse tax consequences resulting from PFIC status.

     In addition, if Canon were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless you are a corporation or other exempt recipient or, in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     F. Dividends and paying agents

Not applicable.

     G. Statement by experts

Not applicable.

     H. Documents on display

     According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, with the Securities Exchange Commission and the New York Stock Exchange. These reports may be inspected at the following sites.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk exposures

     Canon is exposed to market risks, including changes in foreign exchange rates, interest rates and prices of marketable securities and investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments.

Equity price risk

     Canon holds marketable securities included in current assets for short-term investments, which consists generally of highly-liquid and low-risk instruments. Investments included in noncurrent assets are held as long-term investments. Canon does not hold marketable securities and investments for trading purposes.

     Maturities and fair values of such marketable securities and investments were as follows at December 31, 2004 and 2003.

     Available-for-sale securities

	2004		2003
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥301	¥341	¥194	¥202
Due after one year through five years	1,607	2,191	1,480	1,932
Due after five years	1,049	1,047	5,951	6,002
Equity securities	10,302	26,950	7,569	22,977

	¥13,259	¥30,529	¥15,194	¥31,113

     Held-to-maturity securities

	2004		2003
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due after one year through five years	¥21,460	¥21,460	—	—

Foreign exchange rate and interest rate risk

     Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

     Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2004. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2005.

	Millions of yen
	U.S.$	euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	¥315,117	¥237,851	¥31,240	¥584,208
Estimated fair value	3,526	(8,147)	(93)	(4,714)
Forwards to buy foreign currencies:
Contract amounts	¥19,149	¥5,290	¥9,762	¥34,201
Estimated fair value	(136)	(220)	(1,075)	(1,431)

     Canon’s exposure to the risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to the fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps.

     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed-rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, fiscal 2004, 2003 and 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

     Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

     The amounts of the hedging ineffectiveness are not material for the years ended December 31, 2004, 2003 and 2002. The amounts of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which are recorded in other income (deductions) in the consolidated financial statements are net losses of Yen 2,096 million, Yen 490 million and Yen 668 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of the contracts are recorded in earnings immediately.

Long-term debt (including due within one year)

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2005	2006	2007	2008	2009	Thereafter	fair value
			(Millions of yen except interest rate data)
Year ended December 31, 2004:
Japanese yen notes	2.46%	¥25,200	¥5,200	—	¥10,000	¥10,000	—	—	¥26,559
Japanese yen convertible debentures	1.28	1,796	309	—	—	1,487	—	—	6,634
Other long-term debt	2.38	11,534	4,370	¥5,046	1,401	587	¥105	¥25	11,427

Total		¥38,530	¥9,879	¥5,046	¥11,401	¥12,074	¥105	¥25	¥44,620

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2004	2005	2006	2007	2008	Thereafter	fair value
			(Millions of yen except interest rate data)
Year ended December 31, 2003:
Japanese yen notes	2.39%	¥45,000	¥20,000	¥5,000	—	¥10,000	¥10,000	—	¥47,076
Japanese yen convertible debentures	1.28	11,734	—	2,577	—	—	9,157	—	38,030
Other long-term debt	2.88	38,721	16,195	17,180	¥2,893	2,100	219	¥134	38,594

Total		¥95,455	¥36,195	¥24,757	¥2,893	¥12,100	¥19,376	¥134	¥123,700

Note: All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

Interest rate swaps

Year ended December 31, 2003:

Notional		Average			Expected maturity date
principal		receive	Average								Estimated
amount		rate	pay rate	Total	2004	2005	2006	2007	2008	Thereafter	fair value
(Millions)				(Millions of yen except notional principal amount and rate data)
euro	169	2.33%	3.44%	¥22,564	¥8,480	¥8,534	¥3,611	¥1,939	—	—	¥(55)

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

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

     As of December 31, 2004, Canon, under the supervision and with the participation of the its management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Canon’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

Changes in internal controls over financial reporting

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

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Canon’s board of corporate auditors consisting of four members, including two outside corporate auditors, is responsible for the oversight of the services of the independent auditors. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the board of corporate auditors’ engagement of Canon’s external auditors to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services”. Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent accountants for U.S. securities law reporting purposes.

     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.

•	All services provided to Canon necessary to perform an annual or semi-annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding 10,000,000 yen per single engagement must be approved by the full board of corporate auditors.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by these means must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to the Chairman of the board of corporate auditors. Any engagement of an Independent Registered Public Accounting Firm by the Chairman is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.

Additional services may be pre-approved by the board of corporate auditors on an individual basis.

     No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Fees and Services.

     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2004	Year ended December 31, 2003
	(Millions of yen)
Audit fees	¥690	¥553
Audit-related fees	74	42
Tax fees	32	397
All other fees	90	61

Total	¥886	¥1,053

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

Ernst & Young ShinNihon served as Canon’s principal accountant for fiscal 2004, KPMG AZSA & CO. served as Canon’s principal accountant for fiscal 2003.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     The following table sets forth, for each of the months indicated, the total number of shares purchased by us or on our behalf or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

	(a) Total Number of	(b) Average Price	(c) Total Numbers of	(d) Maximum Numbers
	Shares Purchased	Paid per Share	Shares Purchased as	of Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	10,750	5,078	—	—
February 1 - February 28	16,801	5,213	—	—
March 1- March 31	20,901	5,359	—	—
April 1 - April 30	23,452	5,408	—	—
May 1 - May 31	8,267	5,660	—	—
June 1 - June 30	5,741	5,608	—	—
July 1 - July 31	2,566	5,625	—	—
August 1 - August 31	1,468	5,194	—	—
September 1- September 31	3,085	5,232	—	—
October 1 - October 31	3,424	5,280	—	—
November 1 - November 30	3,558	5,311	—	—
December 1 - December 31	4,515	5,291	—	—

     Canon currently does not have any publicly announced repurchase plans or programs. All of the purchase shown above represent with the purchase of fractional shares from fractional share owners, in accordance with the Japanese Commercial Code.

PART III

Item 17. Financial Statements

     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Canon Inc.

We have audited the accompanying consolidated balance sheet of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended, all expressed in Japanese yen. Our audit also included the financial statement schedule listed in the Index at Item 17 for the year ended December 31, 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under U.S. generally accepted accounting principles is not presented in the accompanying consolidated financial statements. Certain foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set for therein.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
January 27, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canon Inc.:

We have audited the consolidated balance sheet of Canon Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003 (expressed in yen). In connection with our audits of the consolidated financial statements, we also have audited the 2002 and 2003 financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. In our opinion, disclosure of this information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Also in our opinion, the 2002 and 2003 related financial statement schedule, when considered in relation to the 2002 and 2003 basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.
Tokyo, Japan
January 28, 2004

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2004	2003
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥887,774	¥690,298
Marketable securities (Note 3)	1,554	1,324
Trade receivables, net (Note 4)	602,790	539,006
Inventories (Note 5)	489,128	444,244
Prepaid expenses and other current assets (Notes 7, 9 and 12)	250,906	255,905

Total current assets	2,232,152	1,930,777
Noncurrent receivables (Note 18)	14,567	16,543
Investments (Notes 3 and 9)	97,461	78,912
Property, plant and equipment, net (Notes 6, 7 and 9)	961,714	846,433
Other assets (Notes 7, 8, 11 and 12)	281,127	309,483

Total assets	¥3,587,021	¥3,182,148

Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥9,879	¥39,136
Trade payables (Note 10)	465,396	391,181
Income taxes (Note 12)	105,565	83,064
Accrued expenses (Note 18)	205,296	193,657
Other current liabilities (Note 12)	197,029	120,265

Total current liabilities	983,165	827,303
Long-term debt, excluding current installments (Note 9)	28,651	59,260
Accrued pension and severance cost (Note 11)	132,522	238,001
Other noncurrent liabilities (Note 12)	45,993	30,843

Total liabilities	1,190,331	1,155,407

Minority interests	186,794	161,196

Commitments and contingent liabilities (Note 18)

Stockholders’ equity:
Common stock
Authorized 2,000,000,000 shares; issued 887,977,251 shares in 2004 and 881,338,645 shares in 2003 (Note 13)	173,864	168,892
Additional paid-in capital (Note 13)	401,773	396,939
Legal reserve (Note 14)	41,200	39,998
Retained earnings (Note 14)	1,699,634	1,410,442
Accumulated other comprehensive income (loss) (Note 15)	(101,312)	(143,275)
Treasury stock, at cost 1,120,867 shares in 2004 and 1,606,513 shares in 2003	(5,263)	(7,451)

Total stockholders’ equity	2,209,896	1,865,545

Total liabilities and stockholders’ equity	¥3,587,021	¥3,182,148

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Net sales	¥3,467,853	¥3,198,072	¥2,940,128
Cost of sales (Notes 8, 11 and 18)	1,754,510	1,589,172	1,540,097

Gross profit	1,713,343	1,608,900	1,400,031

Selling, general and administrative expenses (Notes 1, 8, 11 and 18)	1,169,550	1,154,476	1,053,672

Operating profit	543,793	454,424	346,359

Other income (deductions):
Interest and dividend income	7,118	9,284	9,198
Interest expense	(2,756)	(4,627)	(6,788)
Other, net (Notes 1, 3 and 17)	3,961	(10,911)	(18,752)

	8,323	(6,254)	(16,342)

Income before income taxes and minority interests	552,116	448,170	330,017
Income taxes (Note 12)	194,014	162,653	134,703

Income before minority interests	358,102	285,517	195,314
Minority interests	14,758	9,787	4,577

Net income	¥343,344	¥275,730	¥190,737

	(Yen)
Net income per share (Note 16):
Basic	¥387.80	¥313.81	¥217.56
Diluted	386.78	310.75	214.80
Cash dividends per share	65.00	50.00	30.00

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Common stock:
Balance at beginning of year	¥168,892	¥167,242	¥165,287
Conversion of convertible debt	4,972	1,650	1,955

Balance at end of year	173,864	168,892	167,242
Additional paid-in capital:
Balance at beginning of year	396,939	394,088	392,456
Conversion of convertible debt and other	4,966	1,649	1,953
Stock exchanged under exchange offering	114	—	1,052
Capital transactions by consolidated subsidiaries	(246)	1,202	(1,373)

Balance at end of year	401,773	396,939	394,088
Legal reserve:
Balance at beginning of year	39,998	38,803	38,330
Transfers from retained earnings	1,202	1,195	477
Other	—	—	(4)

Balance at end of year	41,200	39,998	38,803
Retained earnings:
Balance at beginning of year	1,410,442	1,164,445	997,848
Net income for the year	343,344	275,730	190,737
Cash dividends	(52,950)	(28,538)	(23,663)
Transfers to legal reserve	(1,202)	(1,195)	(477)

Balance at end of year	1,699,634	1,410,442	1,164,445
Accumulated other comprehensive income (loss):
Balance at beginning of year	(143,275)	(166,467)	(135,168)
Other comprehensive income (loss) for the year, net of tax	41,963	23,192	(31,299)

Balance at end of year	(101,312)	(143,275)	(166,467)
Treasury stock:
Balance at beginning of year	(7,451)	(6,161)	(277)
Repurchase, net	(503)	(1,290)	(5,884)
Stock exchanged under exchange offering	2,691	—	—

Balance at end of year	(5,263)	(7,451)	(6,161)

Total stockholders’ equity	¥2,209,896	¥1,865,545	¥1,591,950

Disclosure of comprehensive income:
Net income for the year	¥343,344	¥275,730	¥190,737
Other comprehensive income (loss) for the year, net of tax (Note 15):
Foreign currency translation adjustments	4,050	(15,277)	(15,864)
Net unrealized gains and losses on securities	686	7,952	(1,732)
Net gains and losses on derivative instruments	(396)	37	2,089
Minimum pension liability adjustments	37,623	30,480	(15,792)

Other comprehensive income (loss)	41,963	23,192	(31,299)

Total comprehensive income for the year	¥385,307	¥298,922	¥159,438

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Cash flows from operating activities:
Net income	¥343,344	¥275,730	¥190,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	192,692	183,604	165,260
Loss on disposal of property, plant and equipment	24,597	12,639	13,137
Deferred income taxes	9,060	(3,035)	(1,788)
Increase in trade receivables	(53,595)	(36,638)	(47,077)
(Increase) decrease in inventories	(40,050)	(15,823)	14,029
Increase in trade payables	65,873	1,129	64,040
Increase in income taxes	21,689	3,441	14,935
Increase in accrued expenses	8,196	37,131	12,901
Increase (decrease) in accrued pension and severance cost	(16,924)	29,445	20,993
Other, net	6,647	(21,974)	1,783

Net cash provided by operating activities	561,529	465,649	448,950

Cash flows from investing activities:
Purchases of property, plant and equipment	(256,714)	(199,720)	(205,139)
Proceeds from sale of property, plant and equipment	7,431	9,354	11,971
Purchases of available-for-sale securities	(388)	(249)	(2,751)
Purchases of held-to-maturity securities	(21,544)	—	—
Proceeds from sale of available-for-sale securities	9,735	6,544	1,099
Proceeds from sale of subsidiary common stock	9,731	—	—
Purchases of other investments	(8,628)	(24,341)	(30,331)
Other, net	7,410	8,464	(5,069)

Net cash used in investing activities	(252,967)	(199,948)	(230,220)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,115	4,132	10,609
Repayment of long-term debt	(43,175)	(25,301)	(60,690)
Decrease in short-term loans	(3,046)	(49,224)	(101,125)
Dividends paid	(52,950)	(28,538)	(23,663)
Purchases of treasury stock, net	(494)	(1,071)	(5,884)
Other, net	(4,718)	(2,037)	(2,961)

Net cash used in financing activities	(102,268)	(102,039)	(183,714)

Effect of exchange rate changes on cash and cash equivalents	(8,818)	5,365	(19,979)

Net increase in cash and cash equivalents	197,476	169,027	15,037
Cash and cash equivalents at beginning of year	690,298	521,271	506,234

Cash and cash equivalents at end of year	¥887,774	¥690,298	¥521,271

Supplemental disclosure for cash flow information (Note 20):
Cash paid during the year for:
Interest	¥2,981	¥4,570	¥6,890
Income taxes	164,450	162,247	121,556

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2004, 2003 and 2002 were distributed as follows: office imaging products 33%, 34% and 35%, computer peripherals 33%, 34% and 36%, business information products 3%, 4% and 5%, cameras 22%, 20% and 16%, and optical and other products 9%, 8% and 8%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales for each of the years ended December 31, 2004, 2003 and 2002 were generated outside Japan, with 30%, 33% and 34% in the Americas, 31%, 30% and 29% in Europe, and 12%, 10% and 10% in other areas, respectively.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 21%, 20% and 21% of consolidated net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(b)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books of account in conformity with financial accounting standards of the countries of their domicile.

Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses were Yen17,800 million, Yen20,311 million and Yen23,468 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(g)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gain and losses are determined on the average cost method and reflected in earnings.

Other securities are stated at cost and reviewed periodically for impairment.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(h)	Allowance for Doubtful Receivables

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Investments in Affiliated Companies

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are accounted for by the equity method.

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(l)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

Assets leased to others under operating leases are stated at cost and depreciated by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(o)	Income Taxes

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(o)	Income Taxes (continued)

Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(p)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.

(r)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized over the term of the contract.

Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts are recognized as services are provided.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue is recognized over the lease term.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

A liability for estimated product warranty cost is recorded at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(s)	Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses were Yen275,300 million, Yen259,140 million and Yen233,669 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were Yen111,770 million, Yen100,278 million and Yen71,725 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(u)	Shipping and Handling Costs

Shipping and handling costs totaled Yen46,953 million, Yen40,660 million and Yen39,170 million for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities on the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness (time value component) are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments on the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on Canon’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs—an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing,’’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of ‘‘so abnormal’’ as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29’’ (‘‘SFAS 153’’). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, ‘‘Accounting for Nonmonetary Transactions,’’ and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(y)	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2004.

2.	Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	2004	2003	2002
	(Millions of yen)
Total assets	¥1,500,197	¥1,339,854	¥1,238,800
Net assets	632,657	564,041	518,927
Net sales	2,548,700	2,341,221	2,151,062
Net income	70,227	74,274	58,883

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Marketable Securities and Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at December 31, 2004 and 2003 were as follows:

	December 31, 2004
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Corporate debt securities	¥138	¥—	¥—	¥138
Bank debt securities	71	—	—	71
Fund trusts	92	40	—	132
Equity securities	1,117	100	4	1,213

	¥1,418	¥140	¥4	¥1,554

Noncurrent:
Available-for-sale:
Governmental bond securities	¥536	¥26	¥25	¥537
Corporate debt securities	56	19	—	75
Fund trusts	2,064	574	12	2,626
Equity securities	9,185	16,628	76	25,737

	11,841	17,247	113	28,975
Held-to-maturity:
Corporate debt securities	21,460	—	—	21,460

	¥33,301	¥17,247	¥113	¥50,435

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Marketable Securities and Investments (continued)

	December 31, 2003
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Governmental bond securities	¥65	¥—	¥4	¥61
Corporate debt securities	7	—	—	7
Bank debt securities	71	—	—	71
Fund trusts	51	12	—	63
Equity securities	1,044	78	—	1,122

	¥1,238	¥90	¥4	¥1,324

Noncurrent:
Available-for-sale:
Governmental bond securities	¥243	¥—	¥5	¥238
Corporate debt securities	5,141	53	—	5,194
Fund trusts	2,047	455	—	2,502
Equity securities	6,525	15,534	204	21,855

	¥13,956	¥16,042	¥209	¥29,789

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Marketable Securities and Investments (continued)

Maturities of debt securities and fund trust classified as available-for-sale and held-to-maturity were as follows at December 31, 2004:

	Available-for-sale securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥301	¥341
Due after one year through five years	1,607	2,191
Due after five years	1,049	1,047

	¥2,957	¥3,579

	Held-to-maturity securities
	Cost	Fair value
	(Millions of yen)
Due after one year through five years	¥21,460	¥21,460

The gross realized gains for the year ended December 31, 2004 were Yen3,867 million. The gross realized gains for the years ended December 31, 2003 and 2002 and the gross realized losses for the years ended December 31, 2004, 2003 and 2002 were not significant.

At December 31, 2004, substantially all of the available-for-sale and held-to-maturity securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled Yen14,635 million and Yen18,253 million at December 31, 2004 and 2003, respectively. Investments with an aggregate cost of Yen14,607 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to Yen26,546 million and Yen24,806 million at December 31, 2004 and 2003, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), are earnings of Yen1,921 million for the year ended December 31, 2004 and losses of Yen1,124 million and Yen3,521 million for the years ended December 31, 2003 and 2002, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2004	2003
	(Millions of yen)
Notes	¥30,261	¥28,880
Accounts	584,186	524,549

	614,447	553,429
Less allowance for doubtful receivables	(11,657)	(14,423)

	¥602,790	¥539,006

5.	Inventories

Inventories comprised the following:

	December 31
	2004	2003
	(Millions of yen)
Finished goods	¥352,656	¥305,414
Work in process	121,613	124,410
Raw materials	14,859	14,420

	¥489,128	¥444,244

6.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2004	2003
	(Millions of yen)
Land	¥182,330	¥177,953
Buildings	824,969	766,398
Machinery and equipment	1,053,121	990,638
Construction in progress	74,599	29,627

	2,135,019	1,964,616
Less accumulated depreciation	(1,173,305)	(1,118,183)

	¥961,714	¥846,433

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 6 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2004	2003
	(Millions of yen)
Total minimum lease payments receivable	¥180,707	¥197,684
Unguaranteed residual values	10,816	10,295
Executory costs	(2,533)	(2,523)
Unearned income	(20,880)	(23,279)

	168,110	182,177
Less allowance for doubtful receivables	(6,068)	(6,339)

	162,042	175,838
Less amount due within one year	(61,187)	(68,135)

	¥100,855	¥107,703

The cost of equipment leased to customers under operating leases at December 31, 2004 and 2003 was Yen67,364 million and Yen78,712 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2004 and 2003 was Yen52,493 million and Yen64,770 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2004.

	Financing	Operating
	leases	leases
	(Millions of yen)
Year ending December 31:
2005	¥70,921	¥2,447
2006	55,771	1,296
2007	33,718	670
2008	15,571	253
2009	4,523	82
Thereafter	203	8

	¥180,707	¥4,756

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets

Intangible assets acquired for the year ended December 31, 2004 totaled Yen25,234 million, which are subject to amortization and primarily consist of internal use software of Yen19,523 million and license fees of Yen5,072 million. The weighted average amortization period for internal use software and license fees is approximately 4 years and 8 years, respectively.

The components of acquired intangible assets subject to amortization included in other assets at December 31, 2004 and 2003 were as follows:

	December 31, 2004		December 31, 2003
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)
Software	¥121,546	¥79,517	¥115,675	¥80,534
License fees	24,603	14,183	21,975	14,012
Other	6,976	3,585	6,188	3,319

	¥153,125	¥97,285	¥143,838	¥97,865

Aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002 was Yen18,295 million, Yen12,438 million and Yen6,288 million, respectively. Estimated amortization expense for the next five years ending December 31 is Yen17,785 million in 2005, Yen14,528 million in 2006, Yen10,311 million in 2007, Yen6,804 million in 2008, and Yen3,751 million in 2009.

Intangible assets not subject to amortization other than goodwill at December 31, 2004 and 2003 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

	Year ended December 31
	2004	2003
	(Millions of yen)
Balance at beginning of year	¥22,067	¥13,640
Goodwill acquired during the year	3,156	7,839
Impairment losses	(42)	—
Recognition of acquired company’s tax benefits	(1,298)	—
Translation adjustments	350	588

Balance at end of year	¥24,233	¥22,067

During the year ended December 31, 2004, Canon recognized Yen1,298 million of deferred tax benefits relating to preexisting net operating tax losses of a company acquired in 2003. In connection therewith, Canon reduced the related goodwill by the same amount.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2003 were Yen2,941 million. The weighted average interest rate on short-term loans outstanding at December 31, 2003 was 2.10%.

Long-term debt consisted of the following:

	December 31
	2004	2003
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2013; bearing weighted average interest of 3.05% and 2.88% at December 31, 2004 and 2003, respectively, partially secured by mortgage of property, plant and equipment	¥2,949	¥27,452
2.58% Japanese yen notes, due 2004	—	10,000
2.03% Japanese yen notes, due 2004	—	10,000
1.88% Japanese yen notes, due 2005	5,000	5,000
1.71% Japanese yen notes, due 2005	200	—
2.95% Japanese yen notes, due 2007	10,000	10,000
2.27% Japanese yen notes, due 2008	10,000	10,000
1.20% Japanese yen convertible debentures, due 2005	309	2,577
1.30% Japanese yen convertible debentures, due 2008	1,487	9,157
Capital lease obligations	8,585	11,269

	38,530	95,455
Less amount due within one year	(9,879)	(36,195)

	¥28,651	¥59,260

The aggregate annual maturities of long-term debt outstanding at December 31, 2004 were as follows:

(Millions of yen)
Year ending December 31:
2005	¥9,879
2006	5,046
2007	11,401
2008	12,074
2009	105
Thereafter	25

¥38,530

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

Certain property, plant and equipment with a net book carrying value of Yen11,247 million at December 31, 2004 was mortgaged to secure loans from banks.

In November 2004, Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 1.88% Japanese yen notes; 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of Yen25,000 million. The assets contributed by Canon consisted of certificates of deposit and debt securities with carrying amounts of Yen5,072 million and Yen21,460 million, respectively, at December 31, 2004. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the certificates of deposit are included in the consolidated balance sheet under the caption of prepaid expenses and other current assets, and the debt securities are included in the consolidated balance sheet under the caption of investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must provide additional security upon request of the lender.

The 1.20% Japanese yen convertible debentures due 2005 are convertible into approximately 206,000 shares of common stock at a conversion price of Yen1,497.00 per share at December 31, 2004.

The 1.30% Japanese yen convertible debentures due 2008 are convertible into approximately 993,000 shares of common stock at a conversion price of Yen1,497.00 per share at December 31, 2004. The debentures are redeemable at the option of the Company between January 1, 2005 and December 31, 2007 at declining premiums ranging from 3% to 1%, and at par thereafter.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2004	2003
	(Millions of yen)
Notes	¥51,081	¥47,771
Accounts	414,315	343,410

	¥465,396	¥391,181

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service.

The contributory plans in Japan mainly represent the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. The substitutional portions of the EPFs represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” which addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. During the year ended December 31, 2003, the Company and certain of its domestic subsidiaries received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries received approval to separate the remaining substitutional portion related to past service by their employees. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries also completed the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets which were computed by the government, and were relieved of all related obligations. Canon has accounted for the entire process at the completion of the transfer to the government of the substitutional portion of the benefit obligation and the related plan assets as a single settlement transaction in accordance with EITF 03-2. As a result, Canon recognized a settlement loss of Yen69,651 million for the year ended December 31, 2004, which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Canon also recognized a subsidy from the government of Yen86,792 million, which is calculated as the difference between the obligation settled and the assets transferred to the government. The net gain of Yen17,141 million is included in selling, general and administrative expenses for the year ended December 31, 2004.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Canon uses a measurement date of October 1 for the majority of its plans.

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2004, 2003 and 2002 consisted of the following components:

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Service cost — benefits earned during the year	¥26,571	¥29,024	¥39,206
Interest cost on projected benefit obligation	19,108	20,806	19,270
Expected return on plan assets	(17,054)	(13,959)	(14,523)
Amortization of unrecognized net obligation at transition	344	344	344
Amortization of prior service cost	(6,814)	(5,515)	(3,246)
Recognized actuarial loss	12,505	15,807	14,743
Settlement loss resulting from plan termination	2,784	—	—
Settlement loss resulting from transfer of substitutional portion of EPFs to the government	69,651	—	—

	¥107,095	¥46,507	¥55,794

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	December 31
	2004	2003
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥752,390	¥766,452
Service cost	26,571	29,024
Interest cost	19,108	20,806
Plan participants’ contributions	1,142	2,102
Amendments	(2,781)	(52,749)
Actuarial gain	(5,728)	(3,398)
Benefits paid	(14,143)	(12,484)
Settlement on plan termination	(6,482)	—
Transfer of substitutional portion of EPFs to the government	(191,784)	—
Foreign currency exchange rate changes	3,957	630
Other	(38)	2,007

Benefit obligations at end of year	582,212	752,390
Change in plan assets:
Fair value of plan assets at beginning of year	472,228	421,642
Actual return on plan assets	32,744	31,008
Employer contributions	31,018	29,944
Plan participants’ contributions	1,142	2,102
Benefit paid	(14,143)	(12,484)
Settlement on plan termination	(2,274)	—
Transfer of substitutional portion of EPFs to the government	(104,992)	—
Foreign currency exchange rate changes	3,075	(20)
Other	—	36

Fair value of plan assets at end of year	418,798	472,228

Funded status	(163,414)	(280,162)
Unrecognized actuarial loss	191,376	297,839
Unrecognized prior service cost	(102,427)	(107,360)
Unrecognized net transition obligation being recognized over 22 years	4,300	4,644

Net amount recognized	¥(70,165)	¥(85,039)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	¥3,142	¥2,515
Accrued pension and severance cost	(132,522)	(238,001)
Intangible assets	57	86
Accumulated other comprehensive income (loss)	59,158	150,361

Net amount recognized	¥(70,165)	¥(85,039)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

The accumulated benefit obligation for all defined benefit plans was as follows:

	December 31
	2004	2003
	(Millions of yen)
Accumulated benefit obligation	¥540,615	¥702,049

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	December 31
	2004	2003
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥577,022	¥752,390
Fair value of plan assets	411,918	472,228
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	512,216	697,711
Fair value of plan assets	386,921	466,970

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	December 31
	2004	2003
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	3.0%	2.0%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Year ended December 31
	2004	2003	2002
Discount rate	2.7%	2.7%	2.7%
Assumed rate of increase in future compensation levels	2.0%	2.0%	3.4%
Expected long-term rate of return on plan assets	3.6%	3.6%	3.5%

Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Plan assets

The weighted-average asset allocations of Canon’s benefit plans at December 31, 2004 and 2003 and target asset allocation by asset category are as follows:

	December 31		Target
	2004	2003	allocation
Asset category:
Equity securities	43.0%	32.1%	41.2%
Debt securities	37.2%	27.4%	36.7%
Cash	1.7%	19.6%	0.3%
Life insurance company general accounts	14.5%	19.0%	18.4%
Other	3.6%	1.9%	3.4%

	100.0%	100.0%	100.0%

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

The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of Yen946 million and Yen796 million at December 31, 2004 and 2003, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Contributions

Canon expects to contribute Yen36,183 million to its defined benefit plans for the year ending December 31, 2005.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Millions of yen)
Years ending December 31:
2005	¥8,074
2006	9,235
2007	10,552
2008	12,118
2009	13,410
2010 - 2014	86,720

12.	Income Taxes

Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2004
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥447,864	¥104,252	¥552,116

Income taxes:
Current	¥162,679	¥22,275	¥184,954
Deferred	(1,065)	10,125	9,060

	¥161,614	¥32,400	¥194,014

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2003
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥337,093	¥111,077	¥448,170

Income taxes:
Current	¥132,204	¥33,484	¥165,688
Deferred	(5,828)	2,793	(3,035)

	¥126,376	¥36,277	¥162,653

	Year ended December 31, 2002
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥237,677	¥92,340	¥330,017

Income taxes:
Current	¥109,102	¥27,389	¥136,491
Deferred	(7,212)	5,424	(1,788)

	¥101,890	¥32,813	¥134,703

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, indicate a statutory income tax rate of approximately 42% for the years ended December 31, 2004, 2003 and 2002.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate will be reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate utilized for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005 is approximately 40%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to Yen3,613 million and have been reflected in income taxes on the consolidated statements of income for the year ended December 31, 2003.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

	Year ended December 31
	2004	2003	2002
Japanese statutory income tax rate	42.0%	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.4	0.2	0.5
Tax benefits not recognized on operating losses of subsidiaries	0.1	0.1	0.2
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.1)	(2.5)	(2.5)
Tax credit for research and development expenses	(4.0)	(4.0)	(1.6)
Effect of enacted changes in tax laws and rates	—	0.8	—
Other	(1.3)	(0.3)	2.2

Effective income tax rate	35.1%	36.3%	40.8%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	December 31
	2004	2003
	(Millions of yen)
Prepaid expenses and other current assets	¥47,679	¥44,198
Other assets	84,686	124,706
Other current liabilities	(2,873)	(2,575)
Other noncurrent liabilities	(30,049)	(19,302)

	¥99,443	¥147,027

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	December 31
	2004	2003
	(Millions of yen)
Deferred tax assets:
Inventories	¥11,364	¥13,540
Accrued business tax	10,149	8,684
Accrued pension and severance cost	34,680	45,149
Minimum pension liability adjustments	22,778	56,526
Research and development — costs capitalized for tax purposes	22,499	20,766
Property, plant and equipment	17,406	17,074
Accrued expenses	17,976	15,964
Net operating losses carried forward	1,799	6,279
Other	24,258	21,330

Total gross deferred tax assets	162,909	205,312
Less valuation allowance	(3,495)	(8,401)

Net deferred tax assets	159,414	196,911
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(5,638)	(6,424)
Net unrealized gains on securities	(6,833)	(6,191)
Tax deductible reserve	(11,975)	(9,828)
Financing lease revenue	(30,196)	(25,049)
Other	(5,329)	(2,392)

Total gross deferred tax liabilities	(59,971)	(49,884)

Net deferred tax assets	¥99,443	¥147,027

The net changes in the total valuation allowance for the years ended December 31, 2004, 2003, and 2002 were decreases of Yen4,906 million, Yen1,282 million and Yen3,192 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance at December 31, 2004.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

At December 31, 2004, Canon had net operating losses which can be carried forward for income tax purposes of Yen5,065 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and range from one year to ten years as follows:

(Millions of yen)
Within one year	¥182
After one year through five years	4,805
After five years through ten years	78

Total	¥5,065

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Canon has not recognized deferred tax liabilities of Yen25,316 million for the portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2004 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2004, such undistributed earnings of these subsidiaries were Yen471,301 million.

13.	Common Stock

For the years ended December 31, 2004, 2003 and 2002, the Company issued 6,638,606 shares, 2,202,401 shares and 2,853,912 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 has been accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Legal Reserve and Retained Earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2004, 2003 and 2002 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2004 do not reflect current year-end dividends aggregating Yen35,474 million which will be payable in March 2005 upon stockholder approval.

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was Yen1,141,596 million at December 31, 2004.

Retained earnings at December 31, 2004 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of Yen7,420 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(83,801)	¥(68,524)	¥(52,660)
Adjustments for the year	4,050	(15,277)	(15,864)

Balance at end of year	(79,751)	(83,801)	(68,524)
Net unrealized gains and losses on securities:
Balance at beginning of year	6,784	(1,168)	564
Adjustments for the year	686	7,952	(1,732)

Balance at end of year	7,470	6,784	(1,168)
Net gains and losses on derivative instruments:
Balance at beginning of year	(297)	(334)	(2,423)
Adjustments for the year	(396)	37	2,089

Balance at end of year	(693)	(297)	(334)
Minimum pension liability adjustments:
Balance at beginning of year	(65,961)	(96,441)	(80,649)
Adjustments for the year	37,623	30,480	(15,792)

Balance at end of year	(28,338)	(65,961)	(96,441)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(143,275)	(166,467)	(135,168)
Adjustments for the year	41,963	23,192	(31,299)

Balance at end of year	¥(101,312)	¥(143,275)	¥(166,467)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Year ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2004:
Foreign currency translation adjustments	¥4,400	¥(350)	¥4,050
Net unrealized gains and losses on securities:
Amount arising during the year	5,022	(2,202)	2,820
Reclassification adjustments for gains and losses realized in net income	(3,698)	1,564	(2,134)

Net change during the year	1,324	(638)	686
Net gains and losses on derivative instruments:
Amount arising during the year	(1,673)	708	(965)
Reclassification adjustments for gains and losses realized in net income	929	(360)	569

Net change during the year	(744)	348	(396)
Minimum pension liability adjustments	78,179	(40,556)	37,623

Other comprehensive income (loss)	¥83,159	¥(41,196)	¥41,963

2003:
Foreign currency translation adjustments:
Amount arising during the year	¥(19,115)	¥3,469	¥(15,646)
Reclassification adjustments for gains and losses realized in net income	369	—	369

Net change during the year	(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:
Amount arising during the year	12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income	515	(215)	300

Net change during the year	12,644	(4,692)	7,952
Net gains and losses on derivative instruments:
Amount arising during the year	(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income	790	(332)	458

Net change during the year	64	(27)	37
Minimum pension liability adjustments	70,218	(39,738)	30,480

Other comprehensive income (loss)	¥64,180	¥(40,988)	¥23,192

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Other Comprehensive Income (Loss) (continued)

	Year ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2002:
Foreign currency translation adjustments:
Amount arising during the year	¥(13,521)	¥(2,908)	¥(16,429)
Reclassification adjustments for gains and losses realized in net income	44	521	565

Net change during the year	(13,477)	(2,387)	(15,864)
Net unrealized gains and losses on securities:
Amount arising during the year	(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income	(589)	316	(273)

Net change during the year	(2,920)	1,188	(1,732)
Net gains and losses on derivative instruments:
Amount arising during the year	(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income	4,654	(1,955)	2,699

Net change during the year	3,602	(1,513)	2,089
Minimum pension liability adjustments	(26,472)	10,680	(15,792)

Other comprehensive income (loss)	¥(39,267)	¥7,968	¥(31,299)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Net Income per Share

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Year ended December 31
	2004	2003	2002
	(Millions of yen)
Net income	¥343,344	¥275,730	¥190,737
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	—	—	26
1.20% Japanese yen convertible debentures, due 2005	24	36	48
1.30% Japanese yen convertible debentures, due 2008	72	86	91

Diluted net income	¥343,440	¥275,852	¥190,902

	(Number of shares)
Average common shares outstanding	885,365,124	878,648,844	876,716,443
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	—	—	1,952,315
1.20% Japanese yen convertible debentures, due 2005	462,823	2,664,354	3,446,071
1.30% Japanese yen convertible debentures, due 2008	2,125,278	6,382,560	6,624,428

Diluted common shares outstanding	887,953,225	887,695,758	888,739,257

	(Yen)
Net income per share:
Basic	¥387.80	¥313.81	¥217.56
Diluted	386.78	310.75	214.80

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon’s exposure to the risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to the fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative financial instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2004, 2003 and 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2004, 2003 and 2002. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of Yen2,096 million, Yen490 million and Yen668 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Derivatives not designated as hedges

Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2004 and 2003 are set forth below:

	December 31
	2004	2003
	(Millions of yen)
To sell foreign currencies	¥584,208	¥447,543
To buy foreign currencies	34,201	22,384
Receive-fixed interest rate swaps	—	1,337
Pay-fixed interest rate swaps	—	21,227

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated Yen39,286 million, and commitments outstanding for the purchase of parts and raw materials approximated Yen55,666 million.

On September 14, 2004, the Company and Toshiba Corporation (“Toshiba”) entered into an agreement to jointly establish SED Inc. for the development, production and marketing of next-generation flat-screen SED (Surface-conduction Electron-emitter Display) panels. The Company and Toshiba initially contributed approximately Yen500 million in cash, each. Under the agreement, the Company is further committed to contribute 50% of the financing requirements for SED Inc. through the establishment of a prototype production line.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen14,307 million and Yen15,092 million at December 31, 2004 and 2003, respectively, and are reflected under noncurrent receivables on the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to Yen41,381 million, Yen42,131 million and Yen44,195 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2004 are as follows:

(Millions of yen)
Year ending December 31:
2005	¥12,714
2006	9,205
2007	6,653
2008	5,555
2009	5,116
Thereafter	10,289

Total future minimum lease payments	¥49,532

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance.

For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is Yen43,634 million at December 31, 2004. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2004 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2004 and 2003 are summarized as follows:

	Year ended December 31
	2004	2003
	(Millions of yen)
Balance at beginning of year	¥10,512	¥7,516
Addition	13,319	10,919
Utilization	(9,400)	(7,834)
Other	(167)	(89)

Balance at end of year	¥14,264	¥10,512

Legal proceedings

In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately Yen3,600 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional damages. There are additional defenses that are yet to be litigated in a follow-up trial solely to the judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

In November 2003, a law suit was filed by a former employee against the Company at Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to Yen45,872 million as compensation for an invention related to certain technology used by the Company, and has sued for a partial payment of Yen1,000 million and interest thereon. The case is still pending and its final outcome is not yet determinable.

Canon is also involved in various other claims and legal actions arising in the ordinary course of business.

In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2004 and 2003 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 3.

	December 31
	2004		2003
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current installments	¥(38,530)	¥(44,620)	¥(95,455)	¥(123,700)
Derivatives:
Foreign exchange contracts:
Assets	4,875	4,875	3,760	3,760
Liabilities	(11,020)	(11,020)	(7,697)	(7,697)
Interest rate swaps:
Liabilities	—	—	(55)	(55)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

The following methods and assumptions are used to estimate the fair value in the above table.

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

Concentrations of credit risk

At December 31, 2004 and 2003, one customer accounted for approximately 13%and 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet their obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information

For the years ended December 31, 2004, 2003 and 2002, aggregate common stock and additional paid-in capital arising from conversion of convertible debt amounted to Yen9,938 million, Yen3,297 million and Yen3,908 million, respectively.

In March 2004, the Company acquired all of the outstanding common shares of Igari Mold Co. Ltd., a precision plastic mold manufacturer, in an exchange offering for 577,920 shares of the Company’s common stock. The aggregate value of the shares exchanged was approximately Yen2,805 million. In connection with this transaction, the Company recognized goodwill, classified as other assets in the accompanying consolidated financial statements, of Yen1,585 million.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. and the issuance of common stock in connection with the acquisition during the year ended December 31, 2002, goodwill classified as other assets increased by Yen795 million, and minority interests decreased by Yen257 million.

CANON INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended December 31, 2004, 2003 and 2002

				Add
	Balance at	Add	Deduct	(deduct)	Balance
	beginning of	charge to	bad debts	translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2004:
Allowance for doubtful Receivables	¥14,423	¥449	¥3,515	¥300	¥11,657

Year ended December 31, 2003:
Allowance for doubtful Receivables	¥12,031	¥5,232	¥2,878	¥38	¥14,423

Year ended December 31, 2002:
Allowance for doubtful Receivables	¥11,091	¥6,027	¥3,997	¥(1,090)	¥12,031

Item 18.	Financial Statements

     Not applicable.

Item 19.	Financial Statements and Exhibits

(a)	The following consolidated financial statements and schedule II included in Item 17. “Financial Statements.”

Consolidated financial statements of Canon Inc. and Subsidiaries:

Report of Ernst & Young ShinNihon, Independent Registered Public Accounting Firm

Report of KPMG AZSA & Co., Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

Schedule:

Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2004, 2003 and 2002

(b)	List of exhibits

Exhibit:

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

2	Regulations for Handling of Shares of Canon Inc. (Translation)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	302 Certifications

13	906 Certification

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
(Senior Managing Director,
Group Executive of Finance and Accounting Headquarters)

Canon INC.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date June 13, 2005

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	302 Certifications

Exhibit 13	906 Certification