Form 20-F
period 2005-12-31
CANON INC
filed 2006-04-13
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-15122
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
As of December 31, 2005, 888,742,779 shares of common stock, including 49,384,651
ADSs, were outstanding.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☑          No  ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☑          Item 18  ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2005 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 31, 2006, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was Yen117.48= U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2005” refers to the Company’s fiscal year ended December 31, 2005, and other fiscal years of the Company are referred to in a corresponding manner.
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
Item 2.   Offer Statistics and Expected Timetable
     Not applicable.
Item 3.   Key Information
   A.   Selected financial data
     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report. These financial statements have been audited by Ernst & Young ShinNihon, Independent Registered Public Accounting Firm as of and for the year ended December 31, 2005 and 2004. The financial statements for periods prior to the year ended December 31, 2004 were audited by KPMG AZSA & Co., Independent Registered Public Accounting Firm.

Selected financial data *1:	2005	2004	2003	2002	2001
	(Millions of yen except average number of shares and per share data)

Net sales	¥3,754,191	¥3,467,853	¥3,198,072	¥2,940,128	¥2,907,573
Operating profit	583,043	543,793	454,424	346,359	281,839
Income before cumulative effect of change in accounting principle	384,096	343,344	275,730	190,737	163,869
Net income	384,096	343,344	275,730	190,737	167,561
Advertising expenses	106,250	111,770	100,278	71,725	66,837
Research and development expenses	286,476	275,300	259,140	233,669	218,616
Depreciation of property, plant and equipment	205,727	174,397	168,636	158,469	147,286
Capital expenditures	383,784	318,730	210,038	198,702	207,674
Long-term debt, excluding current installments	27,082	28,651	59,260	81,349	95,526
Common stock	174,438	173,864	168,892	167,242	165,287
Stockholders’ equity	2,604,682	2,209,896	1,865,545	1,591,950	1,458,476
Total assets	4,043,553	3,587,021	3,182,148	2,942,706	2,844,756

Average number of common shares in thousands	887,174	885,365	878,649	876,716	875,960

Per share data:
Income before cumulative effect of change in accounting principle:
Basic	¥432.94	¥387.80	¥313.81	¥217.56	¥187.07
Diluted	432.55	386.78	310.75	214.80	184.55
Net income:
Basic	¥432.94	¥387.80	¥313.81	¥217.56	¥191.29
Diluted	432.55	386.78	310.75	214.80	188.70
Cash dividends declared	100.00	65.00	50.00	30.00	25.00
Cash dividends declared (U.S.$)*2	$0.870	$0.601	$0.464	$0.254	$0.196
Notes:
1.	The above financial data are prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) translated from yen based on a weighted average of the noon buying rates for yen in New York city as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated.

Yen exchange rates per U.S. dollar:		Average	Term end	High	Low
2001		122.18	131.04	114.26	131.47
2002		124.81	118.75	115.71	134.77
2003		115.83	107.13	106.93	121.42
2004		107.63	102.68	102.56	114.30
2005	- Year	110.74	117.88	120.93	102.26
	- 1(st) half		110.91	110.91	102.26
	- July		112.25	113.42	110.47
	- August		110.84	112.12	109.37
	- September		113.29	113.32	109.66
	- October		116.36	116.36	113.54
	- November		119.66	119.66	116.63
	- December		117.88	120.93	115.78
2006	- January		116.88	117.55	113.96
	- February		115.82	118.95	115.82
	- March		117.48	119.07	115.89
     B.   Capitalization and indebtedness
                 Not applicable.
     C.   Reasons for the offer and use of proceeds
                 Not applicable.
     D.   Risk Factors
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser beam printers, bubble jet printers, cameras, steppers and aligners.
     Primarily because of the nature of the business areas and geographical areas in which Canon operates and the highly competitive nature of the industries to which it belongs, Canon is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:
Risks Related to Canon’s Industries
     Canon has invested and will continue to invest heavily in next-generation technologies. If the market for these technologies does not develop as Canon expects or if its competitors produce these or competing technologies in a more timely or effective manner, Canon’s operating results could be materially adversely affected.
     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive. In step with the continuous evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If Canon’s business strategies diverge from market needs, Canon may not recover some or all of its investment, lose business opportunities, or both, which may materially adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and perceived market acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that do not become commercially accepted, its operating results could be adversely affected.
     It is assumed that Canon will enter into the new business field by having next-generation technology as Canon’s corporate strategy. However, even if Canon enters into new field of business, there are risks that Canon may not establish a business model or may get involved in competition with new competitors. If such risks arise, Canon’s operating results will be adversely affected.
     If Canon does not effectively manage transitions in its products and services, its operating results may decline.
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
     The recent trend of rapid digitalization has resulted in the entry of new competitors, such as electronics manufacturers and other specialized companies which were not active during the analog camera era. If the digital camera industry develops more rapidly than at the pace that Canon anticipates, Canon may not be able to maintain its position as an industry leader in many of its business categories. Although Canon believes that it has successfully kept pace with this trend toward digitalization, its survival in this increasingly competitive environment will depend on our investments in research and development, ability to cut costs and commitment to continuously providing the market with attractive products offering high added-value.
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
     In addition, liquid crystal display ( “LCD”) panel manufacturers are facing severe price-reduction of LCD panels as a result of intense competition of LCD televisions and LCD monitors used in PCs. As a result, panel manufacturers may reduce equipment investment, which may adversely affect Canon’s business operations.
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
     In addition, there are only approximately ten companies in the world which produces large-sized LCD panels in the world. If Canon cannot keep up with the market trend of LCD panel industries, including market reorganization, Canon may not be able to maintain its customer which may materially adversely affect Canon’s business operations.
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
     As part of the overall digitization of the consumer electronics market, the video camera market is successfully moving toward digitalization. At the same time, in the market that was once dominated by MiniDV standard, new digital standards, such as DVD (Digital Versatile Drive), HDD (Hard Disk Drive), SD (Secure Digital) memory card and high-resolution recording format such as HDV, have appeared. If these competing standards gain wide acceptance in the market, sales of Canon’s products using mainly the MiniDV standard may decline.
     In addition, Canon may be required to incur significant research and development expenditures to develop new products that are compatible with such new standards. Such trends may have an adverse affect on Canon’s video camcorder business as well as its operating results.
Risks Related to Canon’s Business
     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2005, approximately 21% of Canon’s net sales were to Hewlett-Packard. As a result, its business and results of operations may be affected by the policies, business and results of operations of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.
     Canon depends on a limited number of suppliers for certain key components.
     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. In some cases, Canon may be forced to discontinue its production of some or all of its products if certain vendors that supply key parts across Canon’s product lines experience unforeseen difficulties, or if such parts experience quality problems or are in short supply. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components and the risk for a substantial increase in price of these components to occur. If such risks arise, Canon’s operating results will be adversely affected.

     Although competition is increasing in the market for sales of supplies and services following initial product placement, Canon maintains a s high market share in sales of such supplies. As a result, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely affect its operating results or reputation.
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
     Recent increases in counterfeit Canon products may adversely affect Canon’s brand image and its operating results.
     In recent years, Canon has experienced a worldwide increase in the emergence of counterfeit Canon products. Such counterfeit products may diminish Canon’s brand image, particularly if purchasers of such products are unaware of their counterfeit status and attribute the counterfeit products’ poor product quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there is no assurance that such measures will be successful, and the continued production and sale of such products could negatively affect Canon’s brand image as well as its operating results.
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
     Canon generally experiences seasonal trends in the sale of its consumer- oriented products, which results in sales fluctuations. Accordingly, it is difficult to predict near-term demand which as a result places pressure on Canon’s inventory management and logistics systems. If predicted demand is substantially greater than actual orders, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if orders substantially exceed predicted demand, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operation. Many of the factors that create and affect seasonal trends are beyond Canon’s control.
     Canon’s business may be subject to changes in sales environment.
     In certain geographic areas, particularly in Europe and the United States, a substantial portion of market share is concentrated in a relatively small number of large distributors. Canon’s sales of products to these distributors constitute a significant percentage of Canon’s overall sales. As a result, any disruptions in its relationships with these large distributors in a specific sales territory could adversely affect Canon’s ability to meet its sales targets. Any increase in the level of market share concentrated in these large distributors could result in Canon losing its pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.
     Canon is subject to financial and reputational risks due to product quality and liability issues.
     Although Canon has been working to minimize risks that may arise from product quality and liability issues, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service and compensation, or hurt its brand image, its operating results or reputation for quality products may be adversely affected.
     Canon’s success depends on the value of its brand name, and if the value of the brand name were to diminish, operating results and prospects would be adversely affected.
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
     In order to produce Canon’s products competitively and to reduce costs, Canon has established new production facilities in China. Canon has more than ten sales office which support its sales activity in China. However, with China’s entry into the WTO, conditions within China are continuing to change. For example, unexpected events, including political or legal change, labor shortage or strikes, increased personnel costs or changes in economic conditions, may occur. In particular, a large revaluation of the yuan, or a sudden change in the tax system or other regulatory regimes of a significant magnitude could adversely affect Canon’s overall performance.
     In addition, the spread of an epidemic disease, such as severe acute respiratory syndrome (SARS) or the avian flu, in China or elsewhere in Asia could have a negative effect on Canon’s business activity. Canon has previously imposed travel restrictions to and from, certain countries affected by SARS, and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than the global economy generally.
     Canon may unintentionally infringe international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions that might be imposed upon Canon. A major infringement could result in the temporary suspension of Canon’s trading rights in one or more jurisdictions. In addition to any sanctions prescribed by law, adverse publicity regarding an alleged infringement of trade laws and regulations by Canon may also have a negative effect on the Canon brand and image.
     All of the above factors regarding international operations could have an adverse impact on Canon’s business results.
     Canon depends on efficient logistics services to distribute its products worldwide.
     Canon depends on efficient logistics services to distribute its products worldwide. If problems arise with Canon’s computerized logistics system, or regional disputes or labor disputes, such as a dockworker’s strike, occur, it could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in a loss of sales opportunities due to delays in delivery. Also, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings for vessels and the preparation of warehouse space to reflect such fluctuations could result in either the loss of sales opportunities or the increase of unnecessary costs.
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
     The rise in crude oil prices has become a recurring event, due primarily to the inflow of speculative funds into the global markets and the increasing consumption in China. As a result of this rise in oil prices, the cost of airfreight has increased in the form of a fuel surcharge. Such changes in the sales environment in which Canon operates could adversely affect Canon’s results of operations.
     Canon is engaging in the reduction of carbon dioxide emissions by implementing such measures as a new transportation system, including an efficient new rail container system. A failure by Canon to meet its targets may have a negative effect on Canon’s brand and image and its business.
     Economic trends in Canon’s major markets may adversely affect its results of operations net sales.
     Economic downturns and declines in consumption in Canon’s major markets, including Japan, the United States and Europe, may affect the levels of both corporate and consumer sales. Purchases of Canon’s consumer products, such as cameras and printers, are to a very significant degree discretionary. A decline in the level of consumption caused by the weakening of general economic conditions could adversely affect Canon’s results of operations.
     Canon’s operating results are also affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of Canon’s customers caused by the weakening of the global economy could adversely affect Canon’s results of operations.

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
     In some cases, mainly in the European Union, such as with the Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment or the Directive establishing a framework for the setting of EcoDesign requirements for Energy-using Products, detailed implementation standards have not yet been determined. Canon intends to implement such standards as they are determined and adopted. If Canon’s measures do not meet such standards when they are adopted, however, Canon may be required to take further action and incur additional costs to comply with these regulations.
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
     In case Canon is not aware of actual or potential infringement of, or adverse claim to, its rights in such technologies, any interference in Canon’s rights to use such technologies could adversely affect its operating results.
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
     Disputes involving payment of remuneration for employee inventions may materially affect Canon’s brand image as well as its business.
     Canon may face disputes involving payment of remuneration given to employee inventions for which the rights have been succeeded by Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to pay remuneration to employees for the succession of the employee’s invention to the company. Canon maintains company rules on and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for assignment of inventions based on these rules and a fair and objective succession of amounts to be paid. There can be no assurance, however, that disputes will not arise with respect to the amount of payments to employees.

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
     Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Cannon’s business. However, it is difficult to secure the expertise required for a special skills area, such as lens processing, in a short time period. While Canon is currently undertaking a series of planning in order to obtain the expertise needed for each skills area, Canon cannot guarantee that such expertise will be acquired in a timely manner and retained, which may adversely affect Canon’s business and results of operations.
     Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.
     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there is no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsification, and disappearances of internal databases. Although Canon has implemented backup plans to permit the production of products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may be adversely affected.
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
     The following are important events in the development of Canon’s business in recent years.
•	In 2000, the Canon Inc. Optics R&D Center, a research and development, or R&D facility for optical technology, was established in Tochigi, Japan.

•	In 2000, Canon Inc. changed the listing of its American Depository Receipts (ADRs) to the New York Stock Exchange (NYSE) from the Nasdaq National Markets.

•	In 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam as a production site for bubble jet printers.

•	In 2001, Canon Zhongshan Business Machines Co., Ltd. was established in Zhongshan, China as a production site for laser beam printers.

•	In 2001, Canon (Suzhou) Inc. was established in Suzhou, China as a production site for digital copying machines and digital multifunction devices.

•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.

•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of establishing a high value-added manufacturing company equipped with product-launching capability.

•	In April 2003, Canon N.T.C.’s marketing operations were spun off and merged with Canon System & Support Inc., and its real estate operations were spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations focuses on development and manufacturing.

•	In January, 2004, Canon Precision Inc., or Canon Precision, a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc., or Hirosaki Precision, a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon’s current or future business results.

•	On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc., or Canotec, joint equity shareholders of Niigata Canotec Co., Inc., or Niigata Canotec, to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly-owned subsidiary of the Company and changed its name to Canon Imaging System Technologies Inc. By making Canon Imaging System Technologies, Inc. a wholly-owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination.

•	On January 1, 2005, Canotec and FastNet, Inc. merged, and the merged entity changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon Group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

•	On September 30, 2005, Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possesses advanced vacuum technology, and made it into a subsidiary. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote the in-house production of manufacturing equipment which is indispensable to differentiate Canon products from the competitions in various fields, including Canon’s new display business.

•	On October 19, 2005, Canon acquired the share of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange Co.,Ltd.), which possesses advanced automation technologies, through tender offer and made it into a subsidiary. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advance in its production reform activities, including the automation of production processes for Canon products.
     In fiscal 2005, 2004 and 2003, Canon’s capital expenditures were Yen 383,784 million, Yen 318,730 million and Yen 210,038 million, respectively. In fiscal 2005, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster the Company’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

     For fiscal 2006, Canon projects its capital expenditures will be approximately Yen 465,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for these capital expenditures will be generated internally through operations.
     B.   Business overview
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, or MFDs, laser beam printers, bubble jet printers, cameras and steppers.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 74% of consolidated net sales in fiscal 2005 were generated outside Japan; approximately 30% in the Americas, 32% in Europe and 12% in other areas including Asia.
     Canon’s strategy is to develop innovative, high value-added products which incorporate advanced technologies.
     Canon’s research and development activities range from basic research to product-oriented research directed at keeping and increasing the technological leadership of Canon’s products in the market.
     Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risks and production cost, Canon has increased overseas production and the use of local parts. Canon has manufacturing subsidiaries in countries and regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.
     As a concerned member of the world community, Canon emphasizes recycling, and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also adopted programs to collect and recycle used cartridges and to refurbish used copy machines. In addition, Canon has virtually removed all environmentally unfriendly chemicals from its manufacturing processes.
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
     The office-use market is subject to rapid change, and customer preferences have been shifting from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital MFDs in the imageRUNNER (iR) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. For the development of MFDs, Canon makes effective use of a wide range of technologies from the fields of optics, mechatronics, electrophotography, chemistry and image processing. Canon has developed the high-performance image processing chip the “New color iR controller” and the expandable, functional platform “MEAP” The controller provides easy integration with customers’ IT environments together with speedy, high-quality image processing. This boosts office productivity, thereby garnering acclaim from business customers.
     In 2005, Sales of color office imaging products continued to grow rapidly as the office color market expanded and sales of monochrome digital devices were stable. Canon has expanded its color office imaging products lineups by introducing the iRC3170/2570 and iRC3220/2620 series worldwide to further increase color MFD sales. Canon has also introduced new monochrome MFD models to strengthen its industry leading monochrome MFD product lineup.
     Canon has a powerful line of full-color copying machines and color digital MFDs for users ranging from professional graphic designers to business offices. The trend in printing industry is gradually moving away from large-lot printing using expensive machinery to small-lot printing on demand and personalized printing. Canon’s high-end MFDs and color digital MFDs can be applied to the print on demand market. In addition, Canon aims to respond to the growing demand for color imaging for business needs with products using its renowned S Toner, featuring spherical particles and a microscopic wax-based structure, and its oil-less fixing system.
     Canon has a leading market share in monochrome MFDs and copying machines including machines for personal use. While the color shift is in progress, especially in Japan, the demand for monochrome machines is stable accompanying with the expansion of their multifunction capabilities and software development.
     With the evolution of digital technology and communication, MFDs that enable seamless conversion between paper documents and electronic documents have also evolved from being input-output devices to a sophisticated information systems. To deliver solutions that meet the diversifying needs of customers in various industries and niche, Canon has brought to market a full offering of MEAP-enabled office MFP lines both in monochrome and color as well as software products.
     The office imaging products category also includes the related sales of paper and chemicals, service charges and sales of replacement parts.

     Computer peripherals
     Computer peripherals include laser beam printers (“LBP”), inkjet printers and scanners.
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
     As for the monochrome laser beam printer, Canon has started to produce and sell sub-L products that belong to the lower segment of low-end products in Southern China. The unexpected expansion of production and selling has impelled Canon to the expansion of production in laser beam printers business.
     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performance the technology has to offer. Canon provides high-performance and high value added models both in single-function printers and multi function printers. In response to intense competition in the inkjet printer segment, Canon has established a line-up of multifunction printers from flagship to entry models and, in 2005, launched several new models of single-function printers. All new model feature a print head called Canon Full-photolithography Inkjet Nozzle Engineering (FINE), which boosts print speed and image quality up to 9600 x 2400 dpi with microscopic droplets as small as one picoliter. In addition to high-quality images, Canon PIXMA branded photo printers offer advanced paper handling, such as dual paper path and two-sided duplex printing, and the new ChromaLife100 system for long-lasting photo prints. With these advanced printer line-ups, Canon has expanded its sales volume of both single-function printers and multi-function printers. Canon also expects the consumables business will expand accordingly.
     Canon markets a wide variety of scanners for a spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (CIS), and scanners with Charge-Coupled Devices (CCD) for high resolution in the CanoScan series. CIS is a close-contact method that allows a significant reduction in scanner weight and size. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy PC connection via universal serial bus interface. Although the scanner market has continued to shrink and shift to multi-function printers, Canon has successfully introduced new scanner models to attain a high market share.
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
- Cameras-
     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, and various camera accessories.
     DIGIC II, an improved and upgraded new image processor, is the distinguishing feature of Canon’s digital imaging equipment, including digital compact cameras, digital SLR cameras, and Compact Photo Printers. The DIGIC II has enhanced capabilities for high-quality image reproduction, high-speed data processing, and high quality movie image processing.
     In addition to aiming for the best possible image quality throughout its product lineup, Canon offers digital compact cameras that are easy to use with highly sophisticated product design. The compact digital camera market continued to grow in 2005 over 2004. Canon increased sales of compact digital cameras through the introduction of 13 new compact digital camera models in 2005. In 2005, new products, such as the Digital Elph SD400 (IXY 55 in Japan) and PowerShot A520/A510, were well-received in the market worldwide, and Canon increased its market shares and remained a leader in sales of compact digital cameras.
     In the Compact Photo Printer segment Canon has shown significant leadership in this market. Although the majority of the compact photo printer purchasers are considered “early adopters”, as market growth doubled in 2005, and retailers are now realizing the importance of this new business segment. Canon introduced 4 new compact photo printers under the series name Selphy in 2005. Canon has been able to leverage the brand recognition of its cameras to attract new customers for its compact photo printers. In addition, Canon is starting to realize profits from sales of consumables, such as paper and ink cartridges related to compact photo printers.
     The digital SLR market continues to expand. Canon introduced three new models of digital SLRs in 2005. Canon produces its own Complementary Metal Oxide Semiconductor (CMOS) imaging sensors, and each of the new models of digital SLRs were equipped with a different CMOS imaging sensor depending on the requirement of each camera, such as lens-compatibility, image quality, shooting speed, and affordability. Canon’s digital SLRs have been widely accepted by professional photographers and entry-level users alike.

     In response to the strong increase in unit sales of digital cameras, Canon expanded its internet-based customer support service system in order to strengthen customer services.
     Although the conventional film cameras continues to decline, Canon intends to maintain its firm commitment to lead the film camera business, while closely monitoring the market trends.
     In the camera lens segment, technological developments, including diffractive optical elements, image stabilizers and ultrasonic motors, have helped Canon to maintain a technical lead over other makers. Canon offers over 50 lenses in the EF series. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as silver-halide cameras, greatly contributing to Canon’s sales. The market for interchangeable lenses, which are used for SLR cameras, has grown and aggregate sales of the interchangeable lens have increased every year for the past three years. In 2005, Canon launched a total of five new interchangeable lens models to the market, three of these were launched in the first half of 2005 and designed especially for digital SLR cameras. Demand for digital SLR cameras has recently increased significantly. In response to this trend, Canon intends to expand its sales and market share by introducing interchangeable lenses especially designed for digital SLR cameras, the market of which Canon expects to expand.
     Canon also provides full line-up of digital video camcorders from versatile, compact and stylish models to its flagship models for professionals. Canon’s digital video camcorders incorporate the same optical technologies and digital signal processing technology as its world-renowned cameras, and come equipped with its one-chip digital imaging processor (DIGIC DV) to ensure high image quality for both video and still images. Canon’s digital video camcorders are favored by many users for its optical performance, and red-green-blue primary color filters. The adoption of megapixel CCD, secure digital (SD) memory cards and universal serial bus (USB) connectivity offers a wealth of possibilities for the creation and management of still images, as well as video.
     The digital camcorder market continues to diversify, and, in 2005, Canon offered products for two new segments of the digital camcorder market in order to maintain its market position in that diversifying market. Until 2004, Canon was able to expand its market position by offering a full line-up of MiniDV camcorders. In the autumn of 2005, Canon began offering camcorders using DVD and camcorders with HD picture quality in addition to a full line-up of conventional MiniDV products. Canon’s first DVD camcorders, the DC20/DC10, were launched in September 2005, and Canon’s first HDV camcorder, XL H1, was launched in November 2005.
     Quality and performance such as high resolution, high brightness, and greater detail or sharpness are the key competitive factors in the market for projectors. At the end of fiscal 2004, Canon launched its independently developed, SXGA+ resolution projector SX50 that is equipped with reflective liquid crystals on silicon or LCOS technology. The SX50 features Canon’s proprietary optical system called AISYS to achieve significant improvements in brightness, size, and a price, as is well accepted in the high resolution projector market. Canon intends to introduce differentiated products as new trends in the market emerge.
-Optical and other products-
     Canon’s optical and other products includes semiconductor production equipment, medical equipment and electronic components.
     Semiconductor production equipment includes steppers and mask aligners. Steppers are used to expose circuits on silicon substrates. Canon has commercialized Krypton Fluoride excimer-laser steppers, Argon Fluoride excimer-laser steppers and i-line steppers. At the top of its class, the new Argon Fluoride excimer-laser scanning stepper the FPA-6000AS4 makes possible top-level throughput rates of over 92 wafers per hour (122 shots / wafer) for 300 mm wafers. In fiscal 2005, Canon introduced the FPA-6000ES6a, as its latest 300 mm-compatible lithography tool. The Canon FPA-6000ES6a is a Krypton Fluoride scanning stepper enabling top-level throughput rates of over 100 wafers per hour (122 shots / wafer). As a result of relatively weak investment by the semiconductor manufacturers in 2005, Canon’s stepper sales shrinked but unit base market share increased slightly compared with prior year. Canon, together with nine other Japanese semiconductor-industry companies, formed the Extreme Ultraviolet Lithography System Development Association. The consortium aims to develop key technology for next-generation lithography.
     Mask aligners are used to produce liquid crystal displays, or LCDs, and Canon’s model for large-sized LCD substrates are sold particularly well in line with increased demand for large flat panels for PC display and LCD televisions.
     Canon believes that, based on global units, it is the world leader in television broadcasting lenses, which are used to capture images from sports and news events, concerts and studio broadcasts. In fiscal 2005, the market for television broadcasting lenses continued to recover from the slump after 9/11, as a result of continued economic recovery and an ongoing global trend to introduce digital broadcasting equipment. In fiscal2005, Canon launched 7 new lens models primarily for television broadcasting digital cameras and maintained its position as the market leader for television broadcasting lenses.
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
     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2005, such sales constituted approximately 21% of Canon’s consolidated net sales, as compared to 21% in the previous fiscal year.
     Canon continues to enhance its distribution system by promoting continuing education of its sales personnel and improving inventory management and business planning through the weekly analysis of Canon’s sales data.
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

NET SALES BY PRODUCT GROUP

	Years ended December 31
	2005	change	2004	change	2003
	(Millions of yen except percentage data)
Business machines:
Office imaging products	¥1,153,240	2.9%	¥1,120,972	3.6%	¥1,081,995
Computer peripherals	1,244,906	8.3	1,149,914	5.6	1,089,312
Business information products	104,255	-10.9	117,067	-5.2	123,493

	2,502,401	4.8	2,387,953	4.1	2,294,800
Cameras	879,186	15.2	763,079	16.8	653,540
Optical and other products	372,604	17.6	316,821	26.9	249,732

Total	¥3,754,191	8.3	¥3,467,853	8.4	¥3,198,072

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2005	change	2004	change	2003
	(Millions of yen except percentage data)
Japan
Unaffiliated customers	¥979,748	6.6%	¥919,153	7.3%	¥856,851
Intersegment	2,046,173	8.7	1,882,973	13.3	1,662,172
Total	3,025,921	8.0	2,802,126	11.2	2,519,023

Americas
Unaffiliated customers	¥1,139,784	7.8%	¥1,057,066	1.2%	¥1,044,998
Intersegment	7,424	-16.2	8,863	9.4	8,101
Total	1,147,208	7.6	1,065,929	1.2	1,053,099

Europe
Unaffiliated customers	¥1,178,672	8.1%	¥1,090,712	12.6%	¥968,938
Intersegment	2,206	-47.0	4,161	7.8	3,861
Total	1,180,878	7.9	1,094,873	12.5	972,799

Others
Unaffiliated customers	¥455,987	13.7%	¥400,922	22.5%	¥327,285
Intersegment	646,530	9.3	591,677	17.6	503,119
Total	1,102,517	11.1	992,599	19.5	830,404

Eliminations
Unaffiliated customers	¥—	—%	¥—	—%	¥—
Intersegment	(2,702,333)	—	(2,487,674)	—	(2,177,253)
Total	(2,702,333)	—	(2,487,674)	—	(2,177,253)

Consolidated
Unaffiliated customers	¥3,754,191	8.3%	¥3,467,853	8.4%	¥3,198,072
Intersegment	—	—	—	—	—
Total	3,754,191	8.3	3,467,853	8.4	3,198,072

Note:	The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and similar factors. Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale.
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
Sources of supply
     Canon purchases materials such as glass, aluminums, plastics, steels, and chemicals for using it for various kinds of parts or manufacturing products. With the development of globalization in production, we procure raw material from all over the world, and we select suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability, and financial condition.
     Prices of some raw materials fluctuate according to the market. Due to the high price of crude oil and increase in demand toward China, the market place is tight since the beginning of the year. However, Canon believes it will be able to continue to obtain sufficient quantities of raw materials to meet its needs.
     Canon places significant emphasis on in-house development of production tools. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. Key tools such as these are not marketed for sale; they are reserved for use within the Canon Group. Canon’s ability to develop its own production tools helps establish quality control and allows for speed and flexibility when retooling is necessary — a crucial advantage in its cell production processes. Cell production is the production system in which the entire production process is undertaken by small groups of employees. In-house tool development may also help cut costs over time and prevent the leakage of Canon’s core proprietary technologies.
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
     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation/ Fuji Xerox Corporation, Hewlett-Packard Company, Lexmark International Group Inc., Ricoh Company, Ltd., Konica Minolta Holdings, Inc. and Epson Corporation. Canon believes that it is one of the leading global manufacturers of copying machines, digital MFDs, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In China, whose markets are expected to expand since joining of the World Trade Organization, the current market leaders are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon is joining this top group by the introduction of products suited to the market and by the reinforcement of sales and service channels. Also in regards to the office color market, in addition to Ricoh and Xerox, Konica Minolta has been very aggressive with its color strategy especially in Europe and the US, and competition in this market has become fierce.
     Also, as a recent trend, convergence of the copier industry and the printer industry has become apparent. Competition at the low-end segment has turned especially fierce by the impact of printer-based MFDs on copier market. Canon sees this market convergence as a growth opportunity and has enhanced its printer and printer-based MFP lineups. Canon also ensures to differentiate itself from other competitors by offering comprehensive solutions to customers.
•	Cameras
     Competition in the camera industry is intense, with many established market participants offering superior products with competitive pricing. Canon’s primary competitors in digital cameras are Sony Corporation, Fuji Photo Film Co., Ltd., Olympus Corporation, Nikon Corporation, Casio Computer Co., Ltd., Matsushita Electric Industrial Co., Ltd., and Eastman Kodak Company.
     In the digital SLR market, Canon took the early lead over Nikon have gained more than 50% of the market share, turning over complete lineup with healthy life cycle, while other manufacturers struggled to increase their market share. However, the competition is expected to become tougher in 2006, with more newcomers with aggressive approach into the lucrative-looking market. Canon is committed to keep leading the digital SLR market, with aggressive investment to develop new models.
     Canon’s primary competitor in the lens market is Nikon Corporation whose popular class digital single-lens reflex cameras are selling well. Another major competitor is Sigma Corporation, which sells products that are compatible with Canon’s single-lens reflex camera lens.
     In the declining market, competitions in the conventional film camera market is now seems to be limited, such as Nikon Corporation in the SLR, and Olympus Corporation for the compact cameras. Canon is committed to successfully retain a leading global market-share for SLR cameras, and maintain its position as one of the leading compact film camera manufacturers, while maintaining profitability.

     In Compact Digital Still Camera (“DSC”) segment industry’s price drop trends will continue in 2006 and it will become tougher to maintain ongoing profit level. Also, the market in the economically developed countries have seem to be matured.
     While we see the above-mentioned tough signs, we also see many positive signs as well. For instance, as China and Eastern Europe including Russia have shown significant growth, Canon has increased its business accordingly since Canon has already established fairly good position in those areas as well. Also, Canon’s products’ cost down efforts have shown very positive progress utilizing the advantages of significant scale merit as a world No.1 manufacture. In these sense we believe Canon’s compact DSC business will continue to be positive toward the following year.
     Canon’s primary competitors in digital video camcorders are Sony Corporation, Matsushita Electric Industrial Co., Ltd., Victor Company of Japan Ltd. and Samsung Electronics Co., Ltd. In fiscal 2005, Canon introduced DVD camcorders as well as HDV camcorders to compete with them for continuous expand of its sales in overall market in digital video camcorders.
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
Patents and licenses
     Canon holds a large number of patents (including utility model rights), design rights and trademarks in Japan and abroad to protect its technology products that arise from its research and development and utilizes these intellectual property rights as important strategic management tools. For instance, Canon has been utilizing its intellectual property rights such as patents to expand its products business operations and to form alliances and exchange technologies, with other companies.
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
     Some examples include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimiles)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Brother Industries, Ltd.	(electrophotography and facsimiles)
Kyocera Mita Corporation	(electrophotography)
Konica Minolta Holding Co.,Ltd.	(business machines)
Toshiba Corporation	(business machines)
     Canon has also been granted licenses with respect to patents held by other companies.
     Some examples include:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus, and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
Nano-Proprietary Inc.	(FED technology)

     Canon has also entered into cross-licensing agreements with other major industry participants.
     Some examples include:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Matsushita Electric Industrial Co., Ltd.	(video tape recorders and video cameras)
Eastman Kodak Co.	(electro-photography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles and word processors)
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
1.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment or RoHS Directive, and Directive on Waste Electrical and Electronic Equipment or WEEE Directive.
     These directives were published in the European Union’s Official Journal on February 13, 2003. Member states were required to bring into force the laws necessary to comply with these directives by August 13, 2004. Commencing July 1, 2006, companies must ensure that their electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon will be required to adapt its products so that they do not contain the prohibited hazardous substances.
     The WEEE Directive requires that after August 13, 2005, companies that sell electrical and electronic equipment bearing their trade names in the European Union must arrange and pay for the collection, treatment, recycling, recovery and disposal of their equipment and achieve designated recycling rates by December 31, 2006. Pursuant to the WEEE Directive, Canon is joining a collective compliance scheme for WEEE Directive in each member state, and will achieve the recycling ratio of waste electrical and electronic equipment through these schemes by the target date. The increased cost associated with the WEEE Directive may adversely affect Canon’s results of operations.
2.   Soil Pollution Prevention Law of Japan
     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment, went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for another purpose. The results of such investigation are reported to the prefectural governor. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area”, publicly announce such designation and make available upon request the investigation report. The substances designated in the law consist of 25 chemical groups, including substances such as lead, arsenic, and trichloro ethylene. If there is a possibility that the soil pollution of the designated area may affect human health, the governor will issue an order to the land owner to take remedial actions.
     In response to the law, Canon had commenced a detailed survey and measurement of soil and groundwater to determine the existence of pollution at all of Canon Group’s operational sites in Japan. Additional costs may arise as remedial measures become necessary. These factors may adversely affect Canon’s results of operations and financial conditions.
     See “Risk Factors — Risks Related to Environmental Issues — Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”
3.   Law for Promotion of Effective Utilization of Resources of Japan
     The Law for Promotion of Effective Utilization of Resources of Japan, administered by the Japanese Ministry of Economy, Trade and Industry, was enacted in April 2001. This Law requires manufacturers of “specified reuse-promoted products”, including copiers, to promote the use of recyclable resources and recovered products (designing and manufacturing products that can be easily reused or recycled). These requirements will increase Canon’s costs and may have an adverse affect on its results of operations.
     This law will be amended to require the producers of covered products to mark their products manufactured on and after July 1, 2006 with an orange “content mark” when they contain any of 6 substances restricted by EU RoHS Directive. If products do not contain these 6 substances, they can be marked with “green mark” voluntarily. This marking system is called Japan-Marking of Special Substances, or “J-MOSS,” and is provided by JIS C 0950:2005 standards. Although the copying machines do not have to be marked with these “content marks” at present, they will surely be covered by the requirement in the future. We expect that this new requirement will have influence on the green procurement of Japanese governmental agencies and might have some effect on Canon’s business.

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
     In response to the law, Canon now promotes to:
•	manufacture products that consume less electricity to prevent global warming and to conserve energy,
•	use recycled parts and recycled materials,
•	reduce the types of raw materials used in order to conserve resources, and
•	accelerate the date by which the requirements of the law are implemented to promote the elimination of hazardous substances.
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
5.   Draft European Union Directive on Batteries and Accumulators and Spent Batteries and Accumulators
     On November 21, 2003, the European Commission proposed a draft Directive on Batteries and Accumulators and Spent Batteries and Accumulators to replace a similar existing directive. In November 2005, the European Parliament started its second reading of this matter. Whereas the existing directive applies only to batteries with a certain mercury, cadmium and lead content, the new directive applies to all batteries and accumulators placed on the European Community market. When enacted, the new directive will require specified labels on all batteries. In addition, the directive establishes specific targets for collection, treatment and recycling of batteries and accumulators. Canon expects that compliance with the directive will increase its financial costs such as recycling fees and guarantees of products placed on the market.
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
7.   Administrative Measures on the Control of Pollution Caused by Electronic Information Products of China
     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products on February 28, 2006. These measures regulate the content of electronic information products, and will be implemented as of March 1, 2007. All the electronic information products would have to put a certain China specific mark on them and to show their contents of the EU RoHS substances. In addition, the content of 6 substances in specific electronic information products (those specified in the “list for emphasized management”) would be restricted by the similar limitation of the EU RoHS Directive, and China specific compulsory products certification system will be introduced for such products. However, the standards to implement these measures, and the “emphatic management list” have not been published. These requirements will increase Canon’s costs and may have an adverse affect on its results of operations and financial conditions.
8.   Executive Order of the United States
     The Executive Order 13221 Energy Efficient Standby Power Devices, published on August 2, 2001 and amended on September 3, 2004 (Administered by U.S. Department of Energy), requires the Federal Government to purchase consumer products that use no more than one watt (two watt for a product with a facsimile function) in their standby power consuming mode. Canon’s products such as laser beam printer, MFP and FAX need to have a hard switch or they need to incorporate energy conserving designs which reduce the energy consumption at the standby mode to meet the require watts.
9.   The European Framework for the management of chemical substances, or REACH Regulations
     The European Union is currently considering the REACH Regulations which would establish a framework for the management scheme for all the commercial chemical substances. This framework, if adopted, would apply to almost all the chemicals (that is, products in gaseous, liquid, paste or powdery form) and some of the “articles” (products in solid state) manufactured in or imported into the European Union. All the chemicals manufactured/imported over specific threshold would have to register in the European Union and provide information about their usage or their chemical characters, etc., and use of substances regarded as “dangerous” might be prohibited. The Regulations are still under discussion in the European Parliament and the Council and the final details are unclear yet, but if such requirements are enacted, they might increase Canon’s costs.
10.   The European Framework for the Setting of Requirements for Energy-Using Products (so-called “EuP directive”)
     The European Union published the directive that would establish a framework for the setting of environmental requirements for energy-using products, or the “EuP directive”, in July 22, 2005. Member states are required to bring into force the laws necessary to comply with the directive concerning eco-design by August 11, 2007. This framework directive would apply to all products that use energy, and under this directive, “implementing measures” for specific product categories would be adopted by the European Commission and the member states. Until these implementing measures are clarified, it is difficult to estimate the concrete effects of the EuP directive. But one of the first implement measures is expected to require that covered products should not use more than 1 watt (2 watts for a product with a facsimile function) in their standby mode, like the U.S. Executive Order 13221 mentioned in paragraph 8 above.

11.   Kyoto Protocol to the United Nations Framework Convention on Climate Change
     The Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force on February 16, 2005 as Russia ratified it in November 2004.
     In order to achieve a goal set in the Kyoto Protocol, a Kyoto Protocol Target Achievement Plan was issued by the Japanese Government and decided at a Cabinet Meeting in April, 2005 and ensuing revision of Energy Conservation Law as well as Global Warming Prevention Promotion Law will come into force in April, 2006.
     Canon will try to achieve its voluntary action plan that corresponds to voluntary action plan of Electric & Electronic Industry Associations to which Canon belongs and comply with the revised laws and submit information and plans required by the Japanese Government. However, Canon further expects that the Japanese Government might adopt stricter measures to let Japanese industries achieve their voluntary action plans by all means or other scheme to let Japanese nation share part of costs to achieve the Japanese goal by means of an environment taxation, etc. Therefore, Canon will carefully monitor the Japanese Government and consider a contingency plan, among others, including a Kyoto Mechanism.
     C.   Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2005, Canon had 200 consolidated subsidiaries and 13 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated, as of December 31, 2005.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Sales Co., Inc.	Tokyo, Japan	50.3%	51.1%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D.   Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 23 plants in Japan and 17 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2005 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Headquarters, Tokyo	2,267	R&D, corporate administration, other functions

Mizonokuchi Human Resources Development center, Kanagawa	78	Human Resources Development Training & administration

Kosugi Office, Kanagawa	398	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,038	R&D in electrophotographic technologies

Hiratsuka Development Center, Kanagawa	375	Development of displays, electronic devices

Ayase Office, Kanagawa	394	R&D and manufacturing of semiconductor devices

Optics R&D Center, Tochigi	473	R&D in optical technologies, development of broadcasting equipment

Tamagawa Plant, Kanagawa	434	Development of Ink Jet printers, Ink Jet chemical products

Yako Development Center, Kanagawa	509	Development of inkjet printers, Ink Jet chemical products

Utsunomiya Plant, Tochigi	1,442	Manufacturing of EF lenses, video camcorder lenses, broadcasting lenses, lenses for business machines, other specialized optical lenses

Toride Plant, Ibaraki	2,910	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of chemical products

Ami Plant, Ibaraki	1,338	Manufacturing of office imaging products, chemical products, semiconductor production equipment; design and manufacturing of factory automation equipment and metal molds

Utsunomiya Optical Products Plant, Tochigi	1,420	R&D, manufacturing, sales and servicing of semiconductor equipment; sales of broadcasting equipment; R&D and sales of medical equipment

Canon Electronics Inc., Saitama and Gunma	1,074	Development, production and sales of camera components, magnetic heads, sensors, micrographics, document scanners, LBPs, laser scanner units, portable data terminals, semiconductor equipment

Canon Finetech Inc, Ibaraki, Tokyo, Yamanashi, and Fukui	899	Production and sales of business machines, business machine peripherals, chemical products, business-use printers

Canon Precision Inc., Aomori	1,280	Development, production and sales of motors; production of toner cartridges, sensors

Optron Inc., Ibaraki	150	Polishing of optical crystals (for steppers, cameras, telescopes), vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Chemicals Inc., Ibaraki	1,756	Toner cartridges and advanced-function parts, plastic precision-molded parts, metal molds

Canon Components Inc., Saitama	430	Image sensor units, printed circuit boards, Ink Jet print heads/ink tanks

Oita Canon Inc., Oita	1,149	SLR cameras, digital SLR and compact cameras, digital video camcorders, visual communication cameras

Nagahama Canon Inc., Shiga	1,059	LBPs, toner cartridges, a-si drums, Ink Jet print heads/ink tanks

Oita Canon Materials Inc., Oita	1,201	Chemical products for copying machines and printers

Ueno Canon Materials Inc., Mie	541	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	970	Production of inkjet printers, Ink Jet print heads/ink tanks; analysis of software and fonts

Canon Semiconductor Equipment Inc., Ibaraki	583	Development and production of semiconductor production-related equipment; production of small-sized copying machines and copying units

Canon Ecology Industry Inc., Ibaraki and Saitama	329	Recycling of toner cartridges; business machine repair

Nisca Corporation, Yamanashi	470	Development, design, production and sales of business machines, information products, optical equipment

Miyazaki Daishin Canon Co., Ltd., Miyazaki	121	Digital video camcorders, digital cameras, electronics packaging

Canon ANELVA Corporation	562	Electron devices, panel devices, electronic components for R&D

Canon Machinery Inc.	296	Semiconductor, electronic components, energy relation

SED Inc.	291	Flat-screen SED (Surface-conduction Electron-emitter Display) panels

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)

[Europe]

Canon Giessen GmbH, Giessen, Germany	362	Production and remanufacturing of copying machines; refilling of toner cartridges; remanufacturing of semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Production of low-speed copying machines and toner cartridges; recycling of toner cartridges

[America]

Canon Virginia, Inc., Virginia, U.S.	828	Production of LBPs, toner cartridges, toner for copying machines

[Asia]

Canon Inc., Taiwan, Taiwan	414	Production of SLR and compact cameras, EFS and other lenses, precision-metal molds

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	551	Production of Digital cameras, EF lenses, optical lens parts

Canon Dalian Business Machines, Inc., Dalian China	1,095	Production and recycling of toner cartridges; production of LBPs, MFDs

Cannon Zhuhai, Inc., Zhuhai, China	678	Production of Compact cameras, digital cameras, LBPs, MFDs, image scanners, contact image sensors

Tianjin Canon Inc., Tianjin, China	148	Production and sales of copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya, Thailand	976	Ink Jet printers, personal-use copying machines, facsimile machines, MFDs

Canon Engineering (Thailand) Ltd., Ayutthaya, Thailand	129	Metal molds, plastic injection mold parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	492	Production of laser beam printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	1,043	Production of Ink Jet printers

Canon (Suzhou) Inc., Suzhou, China	797	Production of Color and monochrome digital copying machines

Canon Finetech (Suzhou) Business Machines Inc., Suzhou, China	305	Production of digital printers, peripherals, service parts

Thai Nisca Co. Ltd., Ayutthaya, Thailand	190	Production and sales of optical equipment and OA equipment

Canon Finetech Industries Development Co., Ltd., Shenzhen, China	215	Production and sales of copying machines, semi-finished products, parts

Canon Ayutthaya (Thailand) Ltd., Thailand	182	Ink Jet printers, personal-use copying machines, facsimile machines, MFDs
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. At December 31, 2005, land, buildings and related equipment with a book value of Yen 7,423 million were subject to mortgages securing Yen 2,227 million of Canon’s indebtedness.

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
Economic environment
     Looking back at the global economy in 2005, the U.S. economy continued to display growth despite concern over the economic impact of escalating crude oil prices and the damage caused by Hurricane Katrina, with healthy employment conditions and continued growth in consumer spending. In Europe, while the recovery in consumer spending appeared to falter, such factors as growth in the production sector amid strong exports indicate a trend toward moderate recovery. As for Asia, China continued to achieve a high rate of economic growth, mainly fueled by exports, while other Asian economies also recorded generally favorable performances. In Japan, the economy continued to gradually recover owning to such factors as increased corporate investment supported by favorable corporate profits and improved consumer spending.
Market environment
     With respect to the markets in which Canon operates, demand in the digital camera segment for single lens reflex (“SLR”) models continued to grow significantly during fiscal 2005. Sales of digital compact cameras also remained strong to realize healthy overall growth for the segment. Demand for network digital multifunction devices (“MFDs”) remained solid as the office market, including small-scale enterprises, moved toward color and multifunctionality. Although sales of computer peripherals, including printers, grew for both multifunction and color models, the segment suffered amid a shift in further demand toward high-performance low-priced machines and severe price competition. Demand for steppers, used in the production of semiconductors, tapered off after the summer of 2004 as the chip manufacturing market entered a correction phase. The market for projection aligners, which are used in the production of liquid crystal display (“LCD”) panels, enjoyed stable growth, fueled by increased investment by LCD panel manufacturers amid the rapid expansion of the LCD television market. The average value of the yen for the year was Yen 110.58 to the U.S. dollar and Yen 137.04 to the euro, representing a year-on-year decrease of almost 2% against both currencies.
Summary of operations
     Canon achieved record highs in both consolidated net sales and net income, and a sixth consecutive year of sales and profit growth, mainly due to a significant increase in sales of digital cameras and color network digital MFDs, along with an increase in sales of projection aligners. In fiscal 2005, Canon achieved 8.3% growth in net sales, to Yen 3,754,191 million, and an 11.9% increase in net income, to Yen 384,096 million. Canon’s gross profit increased by 6.2%, to Yen 1,819,043 million.
Key performance indicators
     Following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2005	2004	2003	2002	2001
Net sales (Millions of yen)	¥3,754,191	¥3,467,853	¥3,198,072	¥2,940,128	¥2,907,573
Gross profit to net sales ratio	48.5%	49.4%	50.3%	47.6%	44.0%
R&D expense to net sales ratio	7.6%	7.9%	8.1%	7.9%	7.5%
Operating profit to net sales ratio	15.5%	15.7%	14.2%	11.8%	9.7%
Inventory turnover within days	47 days	49 days	49 days	51 days	57 days
Debt to total assets ratio	0.8%	1.1%	3.1%	5.0%	10.4%
Stockholders’ equity to total assets ratio	64.4%	61.6%	58.6%	54.1%	51.3%
Note: Inventory turnover within days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

-Revenues-
     As Canon seeks to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. Following are some of the KPIs relating to revenues that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a lesser extent, providing of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group to be important in assessing Canon’s performance in sales in various product groups in light of market trends.
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
     Operating profit ratio (ratio of operating profit to net sales) and research and development (“R&D”) expense to net sales ratio are considered by Canon to be KPIs. Canon is focusing on two areas for improvement. On the one hand, Canon strives to control and reduce its selling, general and administrative expenses. On the other hand, Canon’s R&D policy is designed to maintain a high level of spending in core technology in order to sustain Canon’s leading position in its current fields of business, and to explore possibilities in other markets. Canon believes such investments will be the basis for future success in its business and operations.
-Cash Flow Management-
     Canon also places significant emphasis on cash flow management. The following are the KPIs relating to cash flow management that management believes to be important.
     Inventory turnover within days is a KPI because it is a measure of supply chain management efficiency. Inventories have inherent risks of becoming obsolete, deteriorating or otherwise decreasing in value significantly, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is important to continue reducing inventories and shortening production lead times in order to achieve early recovery of related product expenses by strengthening supply chain management.
     Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations and also seeks debt-free operations. For a manufacturing company such as Canon, the process for realizing profit on any endeavor can be lengthy, involving as it does R&D, manufacturing and sales activities. Management, therefore, believes that it is important to have sufficient financial strength so that it does not have to rely on external funding. Canon has continued to reduce its reliance on external funding for capital investments in favor of generating the necessary funds from its own operations.
     Stockholders’ equity to total assets ratio (ratio of total stockholder’s equity to total assets) is another KPI for Canon. Canon believes that stockholders’ equity to total assets ratio measures its long-term viability. Canon believes that a high or increasing stockholders’ equity ratio usually indicates that Canon has a good, or improving ability to fund debt obligations and other unexpected expenses, which means in the long-term that Canon is better able to maintain a high level of stable investments for its future operations and development. As Canon puts a strong emphasis on its research and development activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of stockholders’ equity to total assets ratio.
Critical accounting policies and estimates
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
Revenue recognition
     Canon generates revenue principally through the sale of consumer products, equipment, supplies and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
     For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No.00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.
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
     Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.
     Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized over the lease term.
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
     Estimated product warranty costs are recorded at the time revenue is recognized and is included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

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
Valuation of deferred tax assets
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
Employee retirement and severance benefit plans
     Canon has significant employee retirement and severance benefit obligations which are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs in the future.
     Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.
     In preparing its financial statements for fiscal 2005, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 4.6%. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 11%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by the Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions.”
     Decrease in expected return on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2006, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately Yen 2,730 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral of unrecognized actuarial gains (losses) affects the value of plan assets in future fiscal years and, ultimately, future pension income (expense).

Consolidated result of operations
Fiscal 2005 compared with fiscal 2004
     Summarized results of operations for fiscal 2005 and fiscal 2004 are as follows:

	2005	Change	2004
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,754,191	+8.3%	¥3,467,853
Operating profit	583,043	+7.2	543,793
Income before income taxes and minority interests	612,004	+10.8	552,116
Net income	384,096	+11.9	343,344

Net income per share:
Basic	432.94	+11.6	387.80
Diluted	432.55	+11.8	386.78
Note: See note of Item 3A “Selected Financial Data.”
Sales
     Canon’s consolidated net sales in fiscal 2005 totaled Yen 3,754,191 million. This represents an 8.3% increase from the previous fiscal year, reflecting significant growth in sales of digital cameras, color network digital MFDs and projection aligners.
     Overseas operations are significant to Canon’s operating results and generated approximately 74% of total net sales in fiscal 2005. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.
     The average value of the yen in fiscal 2005 was Yen 110.58 to the U.S. dollar, and Yen 137.04 to the euro, representing a depreciation of 2% against both currencies, compared with the previous year. These effects of foreign exchange rate fluctuations favorably impacted net sales by approximately Yen 66,400 million. Net sales denominated in foreign currency increased by approximately Yen 41,500 million in U.S. dollars, increased by Yen 16,300 million in euro, and increased by Yen 8,600 million in other foreign currencies.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2005, 2004 and 2003 was 51.5%, 50.6% and 49.7%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2005 increased by 6.2% to Yen 1,819,043 million from fiscal 2004. Despite such negative factors as escalating prices of raw materials and a severe price competition, gross profit ratio for the year remained at high, with a decrease of 0.9 points from the previous year, owing to cost reductions realized through ongoing production-reform and procurement-reform efforts.
Selling, general and administrative expenses and research and development expenses
     The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Although R&D expenses grew 4.1% from the previous year to Yen 286,476 million, keeping spending growth below the growth rate for net sales, the selling, general and administrative expenses to net sales ratio improved 0.7 points. In general, Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew in fiscal 2005 from the previous year, resulting from increased R&D activities.
Operating profit
     Operating profit in fiscal 2005 increased by 7.2% to Yen 583,043 million from fiscal 2004. Operating profit in fiscal 2005 was 15.5% of net sales, compared with 15.7% in fiscal 2004.
Other income (deductions)
     Other income (deductions) improved by Yen 20,638 million, attributable to an increase of interest revenue, resulting from such factors as an increase in surplus funds accompanying the improved balance sheet and a rise in interest rates in the United States, along with a decrease in currency exchange losses.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2005 was Yen 612,004 million, a 10.8% increase from fiscal 2004, and constituted 16.3% of net sales.

Income taxes
     Provision for income taxes increased by Yen 18,771 million from fiscal 2004, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2005 declined by 0.3% compared with fiscal 2004.
Net income
     Net income in fiscal 2005 increased by 11.9% to Yen 384,096 million, which exceeds the growth rate of income before income taxes and minority interests. This represents a 10.2% return on net sales.
Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.
•	Business information products include micrographic equipment, personal computers and calculators.
•	The cameras product group includes SLR cameras, compact cameras, digital cameras and digital video camcorders.
•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.
     Effective January 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products,” to “Business machines (Office imaging products)” in order to better reflect the current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.
Sales by product
     Canon’s sales by product group are summarized as follows:

	2005	Change	2004
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,153,240	+2.9%	¥1,120,972
Computer peripherals	1,244,906	+8.3	1,149,914
Business information products	104,255	-10.9	117,067

Total business machines	2,502,401	+4.8	2,387,953

Cameras	879,186	+15.2	763,079
Optical and other products	372,604	+17.6	316,821

Total	¥3,754,191	+8.3%	¥3,467,853

     Sales of business machines, constituting 66.7% of consolidated net sales, increased 4.8%, to Yen 2,502,401 million in fiscal 2005.
     Sales of office imaging products increased 2.9%, to Yen 1,153,240 million. Demand for network digital MFDs continues to shift from monochrome machines to color models, as well as towards higher-end features. The Color imagingRunner(“iR”) C3170/2570 series, equipped with a new high-speed image-processing chip, and the iR C3220/2620 series continued to sell well in both Japan and European markets, as did the new high-speed iR C6870/5870 series models. Among monochrome network digital MFDs, mid-level models such as the iR4570/3570/2870/2270 series contributed to expanded sales, along with the iR6570/5570, featuring energy-saving performance and high productivity, and the iR2020/2016 series, with enhanced networking features. Color office imaging products accounted for 28% and 24% and monochrome office imaging products accounted for 56% and 62% of office imaging products sales in fiscal 2005 and 2004, respectively. Sales of facsimiles and information system business accounted for 16% and 14% of sales of office imaging products in both fiscal 2005 and 2004, respectively.
     Sales of computer peripherals increased 8.3% to Yen 1,244,906 million. Laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 30% and monochrome machines, particularly low-end models, also recording healthy growth. Sales in value terms also rose despite the effect of the shift in market demand toward lower priced models. Inkjet printers recorded an increase in unit sales of more than 10%, with the PIXMA iP3000/4000 and, in markets outside of Japan, the PIXMA MP110/130 maintaining brisk sales. Additionally, newly introduced models, including the PIXMA iP4200, the PIXMA iP1600 in overseas markets, and high-speed all-in-one models such as the PIXMA MP500, contributed to a stronger product lineup, which also fueled sales growth in value terms.
     Sales of business information products decreased 10.9%, to Yen 104,255 million in fiscal 2005, mainly due to the intentional curtailing of personal computer sales in the domestic market.

     Sales of cameras continued to achieve significant sales growth of 15.2%, totaling Yen 879,186 million. The continued strong demand for digital SLR cameras has fueled robust growth, with the EOS DIGITAL REBEL XT, launched in the first half of 2005, and the EOS 5D, launched in the second half, recording particularly strong sales along with continued healthy sales of the EOS 20D, launched in the previous period. This, in turn, has led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD400 and PowerShot A520, launched in the first half of 2005, as well as the PowerShot SD550 and PowerShot SD450 models, introduced in the second half. As a result, unit sales of digital cameras grew by more than 20% compared with the previous year. Digital cameras accounted for 72% and 69% and conventional film cameras accounted for 17% and 16% of camera sales in fiscal 2005 and 2004, respectively. In the field of digital video camcorders, newly introduced Mini DV, DVD, and HDV models, including the Optura 600, the DC20/10, and the XL H1 registered strong performances. Video camcorders accounted for the remaining 11% and 15% of camera sales in fiscal 2005 and 2004, respectively. Sales of cameras constituted 23.4% of consolidated net sales in fiscal 2005.
     Sales of optical and other products increased 17.6%, to Yen 372,604 million. In the optical and other products segment, demand for steppers, used in the production of semiconductors, has continued to lag since the summer of 2004, resulting in a drop in the number of units sold and, consequently, a decrease in sales value. Sales of aligners, however, which are used in the production of LCD panels realized notable growth in terms of both volume and value owing to increased investments by LCD manufacturers in response to the rapidly expanding LCD television market. Additionally, the vacuum thin-film deposition and processing equipment produced by the Company’s newly consolidated subsidiaries contributed to expanded sales. Sales of optical and other products constituted 9.9% of consolidated net sales in fiscal 2005.
Sales by region
     A summary of net sales by region in fiscal 2005 and fiscal 2004 is provided below:

	2005	Change	2004
	(Millions of yen, except percentage data)
Japan	¥856,205	+0.8%	¥849,734
Americas	1,145,950	+8.2	1,059,425
Europe	1,181,258	+8.0	1,093,295
Others	570,778	+22.6	465,399

Total	¥3,754,191	+8.3%	¥3,467,853

Note: This summary of net sales by region of destination is determined by the location of the customer.
     A geographical analysis indicates that net sales in fiscal 2005 increased in every region.
     In Japan, net sales increased by 0.8% in fiscal 2005 from fiscal 2004. The results were mainly attributable to increased sales of office imaging products, computer peripherals, and digital cameras. Color network digital MFDs which include the Color imageRUNNER(“iR”) C3170/2570 series, equipped with a new high-speed image-processing chip, and the iR C3220/2620 series lineup, have contributed to increased sales of office imaging products.
     In the Americas, net sales increased by 5.7% on a local currency basis, mainly due to increased sales of digital cameras, and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products such as PowerShot-series models and Canon’s digital SLR. On a yen basis, after accounting for the appreciation of the yen against the U.S. dollar, net sales in the Americas increased by 8.2%.
     In Europe, net sales increased by 6.1% on a local currency basis mainly due to increased sales of digital cameras and laser beam printers. On a yen basis, after accounting for the depreciation of the yen against the euro, net sales in Europe grew 8.0% in fiscal 2005.
     Sales in other areas increased by 22.6% on a yen basis in fiscal 2005, reflecting overall sales growth, particularly in digital cameras and semiconductor equipment.
Operating profit by product
     Operating profit for business machines in fiscal 2005 increased Yen 20,944 million to Yen 542,028 million. The gross profit ratio remained at a previous year level, due to cost reduction efforts, and the sales-to-expense ratio declined, contributing to an increase in operating profit.
     Operating profit for cameras increased Yen 42,908 million to Yen 173,706 million. The gross profit ratio improved, due to an increase in unit sales of digital cameras.
     Optical and other products in fiscal 2005 increased Yen 9,988 million to Yen 38,820 million. The gross profit ratio increased compared to the previous year, due to an increase in sales of aligners.

Fiscal 2004 compared with fiscal 2003
     Summarized results of operations for fiscal 2004 and fiscal 2003 are as follows:

	2004	Change	2003
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,467,853	+8.4%	¥3,198,072
Operating profit	543,793	+19.7	454,424
Income before income taxes and minority interests	552,116	+23.2	448,170
Net income	343,344	+24.5	275,730

Net income per share:
Basic	387.80	+23.6	313.81
Diluted	386.78	+24.5	310.75
Note: See note of Item 3A “Selected Financial Data.”
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
Selling, general and administrative expenses and research and development expenses
     The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Selling, general and administrative expenses in fiscal 2004 increased by 1.3%, as compared with fiscal 2003, to Yen 1,169,550 million in fiscal 2004. This increase primarily reflects an increase in R&D expenditures by 6.2% to Yen 275,300 million, reflecting management’s policy to maintain a high level of R&D expenditure to strengthen Canon’s R&D capabilities and an increase in advertising and other marketing expense by 11.5% to Yen 111,770 million, reflecting management’s policy to strengthen Canon’s corporate and brand image. This increase was partially offset by a decrease in other selling, general and administrative expenses and a Yen 17,141 million gain realized from the return to the Japanese Government of a portion of the Employees’ Pension Funds (EPF) of the Company and certain of its subsidiaries in Japan.
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
     In Japan, net sales increased by 6.0% in fiscal 2004 from fiscal 2003. The results were mainly attributable to increased sales of office imaging products and digital cameras. Color network digital MFDs, which include the Color imageRUNNER(“iR”) C3200/iRC3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, have contributed to increased sales of office imaging products.
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

Segment information by product and geographic area
     Segment information by product and by geographic area for the years ended December 31, 2005, 2004 and 2003 are shown below.
The following table provides segment information by product:

	As of/for the year ended December 31, 2005
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,502,401	¥879,186	¥372,604	—	¥3,754,191
Intersegment	—	—	158,114	¥(158,114)	—

Total	2,502,401	879,186	530,718	(158,114)	3,754,191

Operating cost and expenses	1,960,373	705,480	491,898	13,397	3,171,148

Operating profit	¥542,028	¥173,706	¥38,820	¥(171,511)	¥583,043

Assets	¥1,427,277	¥480,957	¥517,527	¥1,617,792	¥4,043,553
Depreciation and amortization	123,037	27,662	28,011	47,231	225,941
Capital expenditure	201,887	57,678	15,955	108,264	383,784

	As of/for the year ended December 31, 2004
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,387,953	¥763,079	¥316,821	—	¥3,467,853
Intersegment	—	—	138,419	¥(138,419)	—

Total	2,387,953	763,079	455,240	(138,419)	3,467,853

Operating cost and expenses	1,866,869	632,281	426,408	(1,498)	2,924,060

Operating profit	¥521,084	¥130,798	¥28,832	¥(136,921)	¥543,793

Assets	¥1,338,817	¥399,207	¥418,418	¥1,430,579	¥3,587,021
Depreciation and amortization	115,830	21,880	24,895	30,087	192,692
Capital expenditure	134,128	39,783	52,264	92,555	318,730

	As of/for the year ended December 31, 2003
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,294,800	¥653,540	¥249,732	—	¥3,198,072
Intersegment	—	—	132,389	¥(132,389)	—

Total	2,294,800	653,540	382,121	(132,389)	3,198,072

Operating cost and expenses	1,809,235	527,222	392,004	15,187	2,743,648

Operating profit	¥485,565	¥126,318	¥(9,883)	¥(147,576)	¥454,424

Assets	¥1,266,881	¥317,672	¥412,117	¥1,185,478	¥3,182,148
Depreciation and amortization	118,806	17,712	20,276	26,810	183,604
Capital expenditure	106,013	25,894	31,170	46,961	210,038

Notes:
(1)	General corporate expenses of Yen 171,522 million, Yen 136,929 million and Yen 147,616 million in the years ended December 31, 2005, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of Yen 17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.
(2)	Corporate assets of Yen 1,239,255 million, Yen 1,430,599 million and Yen 1,185,506 million as of December 31, 2005, 2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(3)	The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar.

The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2005
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥979,748	¥1,139,784	¥1,178,672	¥455,987	—	¥3,754,191
Intersegment	2,046,173	7,424	2,206	646,530	¥(2,702,333)	—

Total	3,025,921	1,147,208	1,180,878	1,102,517	(2,702,333)	3,754,191
Operating cost and expenses	2,362,019	1,110,415	1,147,658	1,071,155	(2,520,099)	3,171,148

Operating profit	¥663,902	¥36,793	¥33,220	¥31,362	¥(182,234)	¥583,043

Assets	¥2,419,012	¥406,101	¥569,750	¥312,472	¥336,218	¥4,043,553

	As of/for the year ended December 31, 2004
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥919,153	¥1,057,066	¥1,090,712	¥400,922	—	¥3,467,853
Intersegment	1,882,973	8,863	4,161	591,677	¥(2,487,674)	—

Total	2,802,126	1,065,929	1,094,873	992,599	(2,487,674)	3,467,853
Operating cost and expenses	2,206,141	1,025,628	1,071,552	965,080	(2,344,341)	2,924,060

Operating profit	¥595,985	¥40,301	¥23,321	¥27,519	¥(143,333)	¥543,793

Assets	¥1,793,679	¥341,616	¥533,865	¥271,566	¥646,295	¥3,587,021

	As of/for the year ended December 31, 2003
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥856,851	¥1,044,998	¥968,938	¥327,285	—	¥3,198,072
Intersegment	1,662,172	8,101	3,861	503,119	¥(2,177,253)	—

Total	2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072
Operating cost and expenses	2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648

Operating profit	¥493,581	¥54,607	¥26,517	¥24,123	¥(144,404)	¥454,424

Assets	¥1,600,726	¥306,140	¥546,625	¥249,755	¥478,902	¥3,182,148

Notes:

(1)	General corporate expenses of Yen 171,522 million, Yen 136,929 million and Yen 147,616 million in the years ended December 31, 2005, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of Yen 17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.
(2)	Corporate assets of Yen 1,239,255 million, Yen 1,430,599 million and Yen 1,185,506 million as of December 31, 2005, 2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(3)	Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale. The segments are defined under Japanese GAAP. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors.

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
     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in consolidation adjustments between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2005, 2004 and 2003 were 3.0%, 2.8% and 3.2%, respectively. This compares with returns of 10.2%, 9.9% and 8.6% on total operations for the respective years.
     Recent developments
     Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possesses advanced vacuum technology, and made it into a subsidiary as of September 30, 2005. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote the in-house production of manufacturing equipment which Canon believes is indispensable to differentiate Canon products from products of its competitors in various fields, including Canon’s new display business.
     Canon acquired the shares of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange), which possesses advanced automation technologies, through a tender offer and made it into a subsidiary as of October 19, 2005. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advance in its production reform activities, including the automation of production processes for Canon products.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2005 increased Yen 117,179 million to Yen 1,004,953 million, compared with Yen 887,774 million in fiscal 2004 and Yen 690,298 million in fiscal 2003. Canon’s cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.
     Net cash provided by operating activities in fiscal 2005 increased by Yen 44,149 million from the previous year to Yen 605,678 million, reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income and an improvement in working capital. Cash flow from operating activities consisted of the following components: the major component of Canon’s cash inflow is cash received from customers, while the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.
     For fiscal 2005, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reduction. Cost reduction reflects a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll payments increased, due to the increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the regions. Cash outflow for payments for selling, general and administrative expenses increased, but the increase was within the range of the increase in net sales, due to cost-cutting efforts. Cash outflow for payments of income taxes increased, due to the increase in taxable income.
     Net cash used in investing activities in fiscal 2005 was Yen 401,141 million, compared with Yen 252,967 million in fiscal 2004 and Yen 199,948 million in fiscal 2003, consisting primarily of capital expenditures. Capital expenditures in fiscal 2005 totaled Yen 383,784 million, which was used mainly to expand production capabilities in Japan and overseas regions and to strengthen the Company’s R&D-related infrastructure. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled Yen 204,537 million for fiscal 2005 as compared to Yen 308,562 million for fiscal 2004.
     Net cash used in financing activities totaled Yen 93,939 million in fiscal 2005, mainly resulting from a decrease in loan repayments accompanying the company’s strengthened financial position despite a large increase in the dividend payout. The Company paid dividends in fiscal 2005 of Yen 100 per share, which was an increase of Yen 35 per share over the prior year.
     Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations. Consistent with this objective, Canon continued to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.
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
     Short-term loans (including current portion of long-term debt) amounted to Yen 5,059 million at December 31, 2005 compared to Yen 9,879 million at December 31, 2004. Long-term debt (excluding their current portions) amounted to Yen 27,082 million at December 31, 2005 compared to Yen 28,651 million at December 31, 2004.
     Canon’s long-term debt generally consists of secured or partially-secured term loans from banks, bearing interest at fixed rates, lease obligations, as well as fixed-rate notes and convertible debentures which Canon has issued in the domestic market with original maturities of ten to fifteen years.
     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
     As of December 31, 2005, Canon’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

     Capital expenditure in fiscal 2005 amounted to Yen 383,784 million compared with Yen 318,730 million in fiscal 2004 and Yen 210,038 million in fiscal 2003. In fiscal 2005, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster the Company’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2006, Canon projects its capital expenditures will be approximately Yen 465,000 million. The capital expenditures include investments in new production plants and new facilities of Canon.
     Employer contributions to Canon’s worldwide defined benefit pension plans were Yen 40,059 million in fiscal 2005, Yen 31,018 million in fiscal 2004, Yen 29,944 million in fiscal 2003. During fiscal 2006, Canon expects to make cash contributions of approximately Yen 45,352 million to its defined benefit pension plans.
     Working capital in fiscal 2005 increased Yen 130,954 million, to Yen 1,379,941 million, compared with Yen 1,248,987 million in fiscal 2004 and Yen 1,103,474 million in fiscal 2003. This increase was primarily a result of an increase in cash and cash equivalents. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2005 was 2.28 compared to 2.27 for fiscal 2004 and 2.33 for fiscal 2003.
     Return on assets (Net income divided by the average of total assets as of December 31, 2005, 2004 and 2003) recorded 10.1% in fiscal 2005, compared to 10.1% in fiscal 2004 and 9.0% in fiscal 2003. Return on stockholders’ equity was 16.0% in fiscal 2005 compared with 16.8% in fiscal 2004 and 15.9% in fiscal 2003.
     Debt to total assets ratio was 0.8%, 1.1% and 3.1% as of December 31, 2005, 2004 and 2003, respectively. Canon had short-term loans and long-term debt of Yen 32,141 million as of December 31, 2005, Yen 38,530 million as of December 31, 2004 and Yen 98,396 million as of December 31, 2003.
     C. Research and development, patents and licenses
     Year 2005 marks the final year of Phase II of the Excellent Global Corporation Plan, which started in 2001. The plan aims to guide Canon to the No.1 position worldwide in all core business areas and to build on its R&D capabilities to continually create new businesses. While working to bring Phase II to a successful conclusion, Canon is also making thorough preparations to pursue sound growth, its new target for Phase III, which begins in 2006.
     With respect to its R&D goals, Canon formulated a vision, which is to create a borderless environment between people and devices where images and information are exchanged in a way that lets us live and work the way we want, virtually anytime, anywhere. Toward the realization of its vision, Canon has accelerated the development and commercialization of display devices. In particular, Canon has developed SED devices with the aim of mass production at SED Inc., established in 2004. In addition, Canon has strengthened its R&D of such items as projectors and organic light-emitting diodes (“OLEDs”). Furthermore, Canon continues to promote activities giving rise to its next-generation businesses pursuing its search for new business domains, as well as to reinforce its R&D infrastructure.
     In regard to its R&D efficiencies, Canon has utilized of 3D-CAD systems, in order to accelerate product development and curtail costs. Moreover, Canon enhanced and evolved its simulation, measurement and analysis technologies, introducing a high-performance cluster computer and other leading-edge facilities in 2005. As such, Canon has succeeded in greatly reducing the need for prototypes, dramatically lowering costs and shortening development lead times.
     Canon has R&D centers worldwide, including the USA, that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses.
     The Company’s R&D activities are conducted in the following four organizations:
•	Core Technology Development Headquarters (where component engineering and base technology R&D, such as optics technology, nanotechnology and production engineering, is conducted)
•	Leading-Edge Technology Development Headquarters (where most advanced technology R&D, aiming to create new technological capabilities, is conducted)
•	Platform Technology Development Headquarters (where platform technology R&D, such as system Large Scale Integration (“LSI”) chips, network technology and visual information technology, is conducted)
•	Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)
     Canon had R&D expenditures of Yen 286,476 million in fiscal 2005, Yen 275,300 million in fiscal 2004 and Yen 259,140 million in fiscal 2003. The ratios of R&D expenditure to total net sales for fiscal 2005, 2004 and 2003 were 7.6%, 7.9% and 8.1%, respectively.
     Canon believes that new products protected by seminal patents will not easily allow competitors to catch up with, and have advantages in establishing standards in the market and the industry. The United States Patent and Trademark Office announced that Canon obtained the second-greatest number of private sector patents in 2005. This achievement marks Canon’s fourteenth consecutive year as one of the top three patent-receiving private-sector organizations.

     D. Trend information
Trend information
     Through Phase I (1996 to 2000) and Phase II (2001 to 2005) of its “Excellent Global Corporation Plan,” the Canon Group pursued total optimization. Under the policy of putting profits ahead of sales, we pushed forward selection and concentration measures and, amid ongoing product digitalization, worked to enhance our product competitiveness and establish corporate structure for high profitability.
     The business environment the Canon Group will face in the future will likely be characterized by ongoing economic globalization against the background of stable economic growth at the global level, as well as further adoption of broadband network and explosive growth of the digital imaging business sector.
     Viewing these conditions as a business opportunity, the Canon Group will continuously try to boldly apply the operational, technological, personnel, financial and other business resources it has built up in ways that make further sound growth possible. Toward that end, we have formulated a new five-year plan — Phase III (2006 to 2010) of our “Excellent Global Corporation Plan.”
     Chief among the priority strategies contained in this plan is making all of our current core businesses the overwhelming No.1 position and establishing our display technologies as businesses, a major new business for the Canon Group. And we aim to review our production systems in Japan through steps like the introduction and promotion of high-productivity automated systems, and we will establish new production systems to sustain international competitiveness. We will also expand our business operations through diversification and establish a Three Regional Headquarters System based in Japan, the U.S. and Europe, identify new business domains and accumulate the required technologies. Furthermore, we will also focus on nurturing strong individuals promoting these everlasting corporate reforms.
     By forcefully advancing these priority strategies, the Canon Group aims to create business operations that can prosper in perpetuity and make us a truly excellent global corporation.
Business machines segment
Office imaging products
     In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing, and multifunction models. Also, in addition to the mid segment products for office market which enjoys steady growth, Canon expects that the market of higher-end models and low-end multifunction models will expand as well. The market for color digital devices continued to grow rapidly, and sales of monochrome digital MFDs were stable, reflecting the market trend shifting from single-function to multifunction. Recently, there has been a new, printer-based MFP market created by other printer vendors as they seek to enter the copier and MFD market.
     To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. In 2005, Canon strengthened the product lineups of its color digital devices in addition to its existing full line of monochrome machines and maintained its market share by executing business strategies in line with the current market trend.
     While competitors seek to transfer manufacturing facilities to China, Canon regards its manufacturing bases in Japan important, in order to reduce total cost, through strengthening and reinforcing its technology, in particular through the collaboration of its R&D, manufacturing and quality management divisions. In fiscal 2005, Canon established a new global mother factory in Toride, to achieve the above-mentioned goal.
Computer peripheral products
     The inkjet printer market continues to grow steadily. Canon expects a continuation of declines in market prices, a shift from single-function printers to MFPs, and an expansion of the digital photo market. To manage these trends, Canon has established a line of MFPs from flagship to entry models in order to expand its printer sales.
     Canon’s laser beam printer business holds a strong position in the market. In the monochrome laser beam printer market, Canon expects that the transition to a low price segment will expand sales in the micro-business/home office market and in the emerging markets. In the color laser beam printer market, Canon expects continued strong growth in demand. In general, competition will become more intense as competitors implement aggressive price strategies in order to establish themselves as market leaders. Canon seeks to remain competitive by developing technologies that can be deployed in a timely fashion to produce innovative products in all segments. Canon is also working to lower costs by automating production of consumables and to secure procurement of essential parts through internal sourcing.
     Although Canon expects that the size of the scanner market will continue to contract, the stylish and compact CanoScan LiDE series and Hyper CCD models with ultrahigh-resolution were both introduced in fiscal 2005 in order to increase Canon’s share of this market.
     The size of the worldwide facsimile market has remained stable, as expansion in Asia, mainly China, has offset declines in other regions. Due to price declines for inkjet MFPs with facsimile function, prices are also declining for stand-alone machines.
Business information products
     With regard to personal computers, demand from corporate clients in the Japanese market held steady in fiscal 2005, but a decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving the proposal of unique combinations of various products. This trend is expected to continue in fiscal 2006.

Cameras segment
     The entire digital camera market continues to expand. While the growth rate has slowed in Japan and the United States, emerging markets, especially China and Eastern Europe, have experienced strong growth. In addition, the emergence of new photo imaging systems has contributed to this growth as well, such as PC-free direct printing systems, by expanding the digital imaging functionality through network connectivity, along with the improvement of the user-friendly image processing interfaces and software.
     The digital camera industry is seeing growth on various fronts. As with most other digital consumer electronics, the digital camera market is now confronted with a fierce price war and intensified technological competition in terms of picture quality and functions. Profit margins have been shrinking for the overall industry, but Canon has been able to maintain higher margins through reforms of its production and procurement systems.
     Canon expects the market for compact digital cameras to expand in the intermediate term. However, profit margins for the overall industry are moving lower as prices fall and competition increases. Therefore, Canon plans to continue cutting production costs while expanding our presence in terms of quantity.
     There are signs of rapid growth in the market for compact photo printers, which present a new business opportunity. By creating a strong product line over the mid-term, Canon believes that it will be able to take a significant role in this market and turn the compact photo printer business into a new earnings source for Canon.
     Canon played a major role in the continued expansion of the digital SLR market in fiscal 2005. This market is expected to continue growing for the time being. However, Canon expects the growth rate to fall once this new demand has peaked.
     The market for film cameras is contracting as a result of the rapid shift to digital cameras. Canon anticipates this trend to continue, both for film SLR cameras and for film compact cameras.
     Canon expects the interchangeable lens market to grow as a result of the rapid market penetration of digital SLR cameras. In response to the rapid growth of the SLR camera market, Canon has strengthened its line of interchangeable lenses exclusively for digital SLR cameras, and currently has five models in this market. Canon seeks to expand its sales and market share by introducing products especially made for popular class digital SLR cameras.
     For video camcorders, analog camcorder sales have been further replaced by sales of digital camcorders in the United States in fiscal 2005, where the speed of transition used to be moderate. Against this background two new trends have emerged in the market. First, the introduction of video cameras using DVDs, HDDs, SD cards and other new forms of media has resulted in a trend in which convenience offered by the products is more emphasized. Second, the trend towards higher picture quality has evolved, provided by products using HDV and other high-resolution recording methods. Canon believes that these two trends are stimulating the market by responding to more diverse user needs and will likely contribute to further growth for the overall digital video market.
     Canon will seek to continue sales growth with a stronger product line for the Mini DV market as well as for the DVD and HDV market, while continuing to invest in R&D to follow new trends in the market.
     Canon expects that the market for liquid crystal projectors will continue to grow by about 20% per year on a unit basis, while market prices will continue to decline, resulting in moderate growth in monetary terms. Our independently developed SX50 high-resolution projector, which was introduced at the end of last year, has been winning praise in the market thanks to its picture quality and compact dimensions. This product is helping Canon capture a significant share of the market for high-resolution projectors. Canon will continue to make distinctive products that meet the demands of the projector market, such as greater brightness and resolution.
Optical and other products segment
     Canon expects new orders for semiconductor-production equipment to increase in fiscal 2006, as the market turns to the recovery phase following to the adjustment period in fiscal 2005. In general, the trend toward high resolution and higher speed equipment will likely to continue in the semiconductor industry. In order to manage theses trends, Canon introduced the FPA-6000AS4 in fiscal 2004, and the FPA-6000ES6a in fiscal 2005. Canon will continue to focus on developing new products in order to satisfy the semiconductor manufacturers who have various device patterns.
     For fiscal 2005, sales of aligners for the production of LCDs realized significant growth as the PC monitor industry continued to shift from CRT to LCD displays, and the LCD television market continued to expand. However, in the LCD production mask aligner market, demand is expected to decline gradually as the trend toward increased capital investment tapers off, and also due to the timing of the release of the brand-new models scheduled sometime next year, the order is expected to show a moderate decline.
     The TV lens market is enjoying a gradual recovery thanks to the improving economy and new demand as more broadcasting equipment switches over to digital. In fact, in 2005 the market returned to roughly the same level seen four years ago just before the September 11. Growth in demand for HDTV lenses until now has come mainly from Japan and the U.S., but Canon is now starting to see greater demand in Europe as well. Canon also expects to see new demand in China and other Asian markets thanks to the shift to digitalization. Though Canon already has a major market share worldwide for this class of lens, it intends to continue to strengthen its position in this market.
Forward looking statements
     The foregoing discussion and other disclosure in this report contains forward-looking statements that reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; and inventory risk due to shifts in market demand.

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
     Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was Yen 38,550 million at December 31, 2005. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees are insignificant.
     F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2005.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations:
Long-Term Debt:
Capital Lease Obligations	¥8,784	4,159	4,064	538	23
Other Long-Term Debt	23,290	833	21,605	774	78
Operating Lease Obligations	52,589	14,571	18,693	9,823	9,502
Purchase commitments for :
Property Plant and Equipment	87,244	87,244	—	—	—
Parts and Raw Materials	67,831	67,831	—	—	—

Total	¥239,738	174,638	44,362	11,135	9,603

     Canon provides warranties generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2005, accrued product warranty costs amounted to Yen 16,746 million.
     At December 31, 2005, commitments outstanding for the purchase of property, plant and equipment approximated Yen 87,244 million, and commitments outstanding for the purchase of parts and raw materials approximated Yen 67,831 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A.   Directors and senior management
     Directors and corporate auditors of the Company as of March 31, 2006 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman, President & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & C.E.O.
		3/2006	Chairman, President & CEO*

Tsuneji Uchida	Executive Vice President	4/1965	Entered the Company
(Oct. 30, 1941)	(Chief Executive of Image Communication Products Operations HQ)	4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ/Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ*
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President*

Toshizo Tanaka	Senior Managing Director	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director*

Nobuyoshi Tanaka	Senior Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate Intellectual Property & Legal HQ)	1/1991	Senior General Manager of Semiconductor Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Junji Ichikawa	Senior Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Optical Products HQ)	1/1970	Entered the Company
		4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director
		4/2003	Group Executive of Production Management HQ
		4/2004	Chief Executive of Optical Products HQ*
		3/2006	Senior Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Hajime Tsuruoka	Senior Managing Director	3/1970	Entered Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Entered the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		9/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Akiyoshi Moroe	Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of General Affairs HQ)	7/1996	Deputy Group of Executive of Human Resource Management & Organization HQ
		3/1999	Director
		4/1999	Group Executive of General Affairs HQ*
		10/2000	Group Executive of Information & Communications Systems HQ
		3/2003	Managing Director*

Kunio Watanabe	Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Strategy & Development HQ)	4/1995	Group Executive of Corporate Strategy & Development HQ*
		3/1999	Director
		3/2003	Managing Director*

Hironori Yamamoto	Managing Director	4/1969	Entered the Company
(Dec. 23, 1943)	(Group Executive of Production Management HQ,	1/1998	Deputy Group Executive of Production Management HQ
	Group Executive of Global Environment Promotion HQ)	3/1999	Director
		7/1999	Group Executive of Core Technology Development HQ/Deputy Group Executive of Display Development HQ
		4/2001	Group Executive of Display Development HQ
		3/2004	Managing Director*
		7/2005	Group Executive of Production Management HQ*
		3/2006	Group Executive of Global Environment Promotion HQ*

Yoroku Adachi	Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon HongKong Co., Ltd. Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director *
		4/2005	President of Canon U.S.A., Inc.*

Yasuo Mitsuhashi	Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director *

Katsuichi Shimizu	Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director*
		4/2003	Chief Executive of Inkjet Products HQ*

Ryoichi Bamba	Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Tomonori Iwashita	Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Deputy Chief Executive of Image Communication Products HQ)	4/1999	Senior General Manager of Camera Development Center
		1/2001	Group Executive of Photo Products Group
		3/2003	Director*
		4/2003	Deputy Chief Executive of Image Communication Products HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Toshio Honma	Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Group Executive of L Printer Business Promotion HQ)	4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director*
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ*

Shigeru Imaiida	Director	4/1972	Entered the Company
(Sept. 16, 1948)		8/1999	Senior General Manager of Production Engineering Center
		3/2003	Director*
		4/2004	Group Executive of Production Management HQ
		7/2005	Deputy Group Executive of Production Management HQ
		10/2005	Director of Canon ANELVA Co.
		3/2006	Senior Managing Director of Canon ANELVA Co.*

Masahiro Osawa	Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Global Procurement HQ)	7/1997	Vice President of Canon U.S.A., Inc.
		2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director*
		4/2004	Group Executive of Global Procurement HQ*

Keijiro Yamazaki	Director	4/1971	Entered the Company
(Oct. 14, 1948)	(Group Executive of Human Resource Management & Organization HQ, Group Executive of Information & Communications Systems HQ)	4/1999	General Manager of Human Resource Management & Organization Div.
		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director*
		4/2004	Group Executive of Information & Communications Systems HQ*
		3/2006	Group Executive of Human Resource Management & Organization HQ*

Shunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)	(Group Executive of Core Technology Development HQ)	1/1998	Senior General Manager of Nano-technology Research Center
		4/2001	Deputy Group Executive of Display Development HQ
		3/2004	Director*
		4/2004	Group Executive of SED Development HQ
		10/2004	President of SED Inc.
		1/2006	Group Executive of Core Technology Development HQ*

Masaki Nakaoka	Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Group Executive of Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director*
		4/2005	Chief Executive of Office Imaging Products HQ*

Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Group Executive of Leading-Edge Technology Development HQ)	1/1998	Senior General Manager of Canon Research Center
		1/2000	Deputy Group Executive of Core Technology Development HQ
		3/2004	Director*
		4/2004	Group Executive of Leading-Edge Technology Development HQ*
		7/2005	Group Executive of Core Technology Development HQ

Shigeyuki Matsumoto	Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device Technology Development Headquarters)	1/2002	Group Executive of Device Technology Development Headquarters*
		3/2004	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Haruhisa Honda	Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Chief Executive of Chemical Products Operations)	4/1995	Senior General Manager of Cartridge Development Center
		3/2004	Director*
		4/2004	Chief Executive of Chemical Products Operations*

Tetsuro Tahara	Director	4/1971	Entered the Company
(Jan. 31, 1949)		4/1999	Senior General Manager of Office Imaging Products Production Management Center
		4/2002	Deputy Chief Executive of Office Imaging Products HQ
		4/2003	President of Canon (Suzhou) Inc.*
		3/2006	Director*

Seijiro Sekine	Director	4/1972	Entered the Company
(Oct. 20, 1948)	(Group Executive of Logistics HQ)	4/1995	General Manager of Business Information Systems Division
		1/2001	Deputy Group Executive of Information & Communication Systems HQ
		10/2004	Group Executive of Logistics HQ*
		3/2006	Director*

Shunji Onda	Director	4/1972	Entered the Company
(Mar. 13, 1950)	(Senior General Manager of Optical Products Business Administration Center)	1/1999	General Manager of Peripheral Products Chief Executive Office
		1/2002	General Manager of Finance Division
		4/2004	Senior General Manager of Optical Products Business Administration Center*
		3/2006	Director*

Teruomi Takahashi	Corporate Auditor	9/1971	Entered the Company
(June 10, 1943)		3/1999	Director
		4/1999	Chief Executive of Chemical Products HQ
		2/2001	Chief Executive of BJ Products HQ
		4/2001	Chief Executive of i Printer Products HQ
		4/2003	Chief Executive of Chemical Products HQ
		3/2004	Corporate Auditor *

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar.16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		10/2000	General Manager of Corporate Planning Division
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor *

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Training Institution
		3/1994	Corporate Auditor, the Company*

Yoshinobu Shimizu	Corporate Auditor	3/1973	Registered as Certified Public Accountant*
(Oct. 26, 1944)		6/1990	Representative Partner of Showa Ota & Co.
		5/2002	Deputy Chief Executive Officer of Century Ota Showa & Co. (renamed Ernst & Young ShinNihon)
		3/2006	Corporate Auditor, the Company*

Minoru Shishikura	Corporate Auditor	4/1976	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 13, 1953)		4/1998	General Manager of Metropolitan Corporate Loan Dept. of The Dai-Ichi Mutual Life Insurance Co.
		4/2000	General Manager of Loan Department of The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Credit Department of The Dai-Ichi Mutual Life Insurance Co.
		3/2006	Corporate Auditor, the Company*

Term
     All directors and corporate auditors are elected by the shareholders at their general meeting.
     The term of office of directors is one year. The current term of all directors expires in March 2007. The term of office of corporate auditors is four years. The current term for Mr. Ohe expires in March 2007, while current terms for Mr. Takahashi and Mr. Nagata, who were elected in the general meeting of shareholders in March 2004, expire in March 2008, and current terms for Mr.Shimizu and Mr.Shishikura, who were newly elected in the general meeting of shareholders in March 2006, expires in March 2010.
     Board members and corporate auditors may serve any number of consecutive terms.
     There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or corporate auditor.
Board of Directors and Corporate Auditors
     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 26, and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
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
     The corporate auditors are not required to be certified public accountants, although Mr.Shimizu is a certified public accountant. At least half of corporate auditors must be persons who have not been either board members or employees of the Company or any of its subsidiaries. A corporate auditor may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The corporate auditors have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.
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
     In fiscal 2004, Canon established a standing committees, the Internal Control Committee, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to the Canon Group, which not only serves to ensure the reliability of the company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations, and internal controls.
     Additionally, in fiscal 2005, the Disclosure Committee was established with the president appointed as chairman. This committee was formed to ensure that Canon is not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.
     B. Compensation
     In the fiscal year ended December 31, 2005, the Company paid approximately Yen 1,442 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating Yen 120 million to two directors during the fiscal year ended December 31, 2005.
     The Company does not have a stock option plan for directors, corporate auditors or any other employees.

     C. Board practices
     See Item 6A “Directors and senior management” and Item 6B “Compensation.”
     D. Employees
     Following table lists the number of Canon’s full-time employees as of December 31, 2005, 2004 and 2003.

	Total	Japan	Americas	Europe	Others
December 31, 2005
Business machines	77,906	29,964	7,297	8,988	31,657
Cameras	18,308	5,263	1,552	1,405	10,088
Optical and other products	13,762	8,249	999	435	4,079
Corporate	5,607	5,161	90	94	262

Total	115,583	48,637	9,938	10,922	46,086

December 31, 2004
Business machines	74,772	29,928	7,833	8,997	28,014
Cameras	16,534	5,008	1,400	1,402	8,724
Optical and other products	11,397	6,458	908	391	3,640
Corporate	5,554	4,709	117	108	620

Total	108,257	46,103	10,258	10,898	40,998

December 31, 2003
Business machines	70,214	29,734	7,820	9,520	23,140
Cameras	15,856	4,698	1,318	1,006	8,834
Optical and other products	11,308	6,580	908	619	3,201
Corporate	5,189	4,368	134	162	525

Total	102,567	45,380	10,180	11,307	35,700

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
     There was an increase of approximately 7,300 employees as of the end of fiscal 2005 as compared to the end of fiscal 2004. This increase is mainly due to employment increases in the Asian region to accommodate production increases, as well as the effect of the newly acquired companies in Japan.
     Canon had approximately 45,800 temporary employees on average during fiscal 2005. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.
     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2006. The total is 216,086 shares constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman, President & CEO	60,800
Tsuneji Uchida	Executive Vice President	5,600
Toshizo Tanaka	Senior Managing Director	11,768
Nobuyoshi Tanaka	Senior Managing Director	12,355
Junji Ichikawa	Senior Managing Director	10,531
Hajime Tsuruoka	Senior Managing Director	7,695
Akiyoshi Moroe	Managing Director	10,955
Kunio Watanabe	Managing Director	8,235
Hironori Yamamoto	Managing Director	4,900
Yoroku Adachi	Managing Director	6,095
Yasuo Mitsuhashi	Managing Director	4,985
Katsuichi Shimizu	Director	5,625
Ryoichi Bamba	Director	3,000
Tomonori Iwashita	Director	3,700
Toshio Honma	Director	6,595
Shigeru Imaiida	Director	4,535
Masahiro Osawa	Director	3,295
Keijiro Yamazaki	Director	3,100
Shunichi Uzawa	Director	3,395
Masaki Nakaoka	Director	2,000
Toshiyuki Komatsu	Director	1,400
Shigeyuki Matsumoto	Director	2,235
Haruhisa Honda	Director	2,926
Tetsuro Tahara	Director	435
Seijiro Sekine	Director	2,560
Shunji Onda	Director	2,435
Teruomi Takahashi	Corporate Auditor	7,231
Kunihiro Nagata	Corporate Auditor	1,300
Tadashi Ohe	Corporate Auditor	15,400
Yoshinobu Shimizu	Corporate Auditor	—
Minoru Shishikura	Corporate Auditor	1,000

	Total	216,086

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the number of The Company’s shares held by the top ten holders of the Company’s shares and their percentage ownership as of December 31, 2005:

Name of major shareholder	Shares owned	Percentage
	(In thousands)
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.7%
Moxley and Co.	49,388	5.6%
Japan Trustee Services Bank, Ltd.	48,360	5.4%
(Trust Account)
The Master Trust Bank of Japan, Ltd.	39,888	4.5%
(Trust Account)
State Street Bank and Trust Company 505103	24,740	2.8%
State Street Bank and Trust Company	21,629	2.4%
Nomura Securities Co., Ltd.	19,735	2.2%
Mizuho Corporate Bank, Ltd.	18,946	2.1%
The Chase Manhattan Bank, N.A. London	18,653	2.1%
Sompo Japan Insurance Inc.	15,273	1.7%
     Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2005, 21.4% of the outstanding shares of common stock were held of record by 248 residents of the United States of America.
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
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2006.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 13 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not Applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ending December 31, 2005 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firms. The financial statements as of and for the years ended December 31, 2005 and 2004 have been audited by Ernst & Young ShinNihon, while the financial statements for periods ended prior to December 31, 2004, were audited by KPMG AZSA & Co., and audit reports covering each of the periods are included in Item17 of this report.
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
•	On December 17, 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market on January 3, 2003 and Canon has submitted its response. The investigation is yet to be closed.

•	On January 16, 2003, the Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed the decision. On November 20, 2003, the Dusseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed the decision. The Dusseldorf High Court issued rulings in Canon’s favor in one of the three appeals by Pelikan Hardcopy. On November 17, 2005, the Dusseldorf High Court issued rulings in Canon’s favor in another of the three appeals by Pelikan Hardcopy. The remaining one of the appeals has been suspended by the Court since April 19, 2004.

•	In October 2003, on-the-spot investigation was made against Canon by the Japanese Fair Trade Commission (“FTC”). Their allegation against us was that Canon was interfering with the businesses of the cartridge remanufacturers by frequently changing the design of color LBP cartridges. This investigation was terminated by FTC on October 21, 2004, without taking any action.

•	In November 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to Yen 45.9 billion as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of Yen 1 billion and interest thereon. The case is still pending and the final outcome is not yet determinable.

•	In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately Yen 4 billion based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury. There are additional defenses that are yet to be litigated in a follow-up non-jury trial solely before a judge; thus, a final decision by the court has not yet been reached. In March 2006, the Company and St. Clair have entered into a settlement agreement, pursuant to which they have agreed to settle the lawsuit and withdraw it.

•	In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking for levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit on January 3, 2006 against Canon seeking for payment of copyright levies. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.

•	On April 16, 2004, Canon filed two patent infringement actions against Recycle • Assist Co., Ltd. (“Recycle • Assist”) before the Tokyo District Court. On December 8, 2004, the Tokyo District Court issued rulings in Recycle • Assist’s favor in the two actions. On December 21, 2004, Canon appealed against the decisions of the two actions. On January 31, 2006, the Intellectual Property High Court issued a ruling in favor of Canon in one of the two appeal cases. On February 13, 2006, Recycle • Assist further appealed against this ruling of the Intellectual Property High Court. The remaining appeal case is pending before the Intellectual Property High Court.
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
     Since 1996, under the two five-year initiatives — Phases I and II of the Excellent Global Corporation Plan — the Canon Group has been working towards increasing its corporate value. During this period, management has focused on profitability and cash flow, which has led to greater competitiveness of its products and a stronger financial position.

     Going forward, Canon will positively invest in strategic areas to accelerate growth, and will also place priority on actively returning profits to shareholders as an important management measure, taking full advantage of its strengthened financial base, which is attributable to the two five-year plans.
     As for returning profits to shareholders, Canon has worked to raise its dividend per share in accordance with the company’s policy of providing a stable dividend. Under the new policy, Canon will actively work to return profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance.
     Canon has finished this year, the final year of Phase II of the Excellent Global Corporation Plan, by achieving increases in both sales and profits, and also significantly exceeding the targets that were set out for Phase II. Accordingly, in response to the continued support of shareholders and based on the new policy on returning profits to shareholders, Canon has increased its full-year dividend per share from Yen 65 in 2004, to Yen 100 for fiscal year 2005.
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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2001 Year	¥5,330	¥3,150	1,441.00	983.00	¥14,529.41	¥9,504.41
2002 Year	5,250	3,620	1,144.02	807.35	11,979.85	8,303.39
2003 Year	6,210	3,910	1,114.40	770.46	11,161.71	7,607.88
2004 1(st) quarter	5,670	4,920	1,189.38	1,017.84	11,869.00	10,299.43
2(nd) quarter	5,820	5,220	1,225.97	1,051.57	12,195.66	10,489.84
3(rd) quarter	5,810	4,910	1,197.74	1,073.69	11,988.12	10,545.89
4(th) quarter	5,540	5,030	1,149.85	1,068.85	11,500.95	10,575.23
2004 Year	5,820	4,910	1,225.97	1,017.84	12,195.66	10,299.43
2005 1(st) quarter	5,790	5,190	1,206.93	1,128.75	11,975.46	11,212.63
2(nd) quarter	6,000	5,380	1,202.46	1,104.30	11,911.90	10,770.58
3(rd) quarter	6,190	5,380	1,430.80	1,174.16	13,678.44	11,540.93
4(th) quarter	7,170	5,940	1,673.18	1,363.66	16,445.56	12,996.29
2005 Year	7,170	5,190	1,673.18	1,104.30	16,445.56	10,770.58

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2005 July	¥6,130	¥5,530	1,207.48	1,174.92	¥11,913.50	¥11,540.93
August	5,710	5,380	1,283.23	1,174.16	12,612.16	11,614.71
September	6,190	5,520	1,430.80	1,274.63	13,678.44	12,498.40
October	6,460	5,940	1,447.45	1,363.66	13,783.60	12,996.29
November	6,870	6,110	1,553.27	1,444.73	15,013.24	13,606.50
December	7,170	6,760	1,673.18	1,538.99	16,445.56	14,880.18
2006 January	7,320	6,850	1,721.92	1,538.85	16,754.60	15,059.52
February	7,370	6,970	1,719.17	1,568.50	16,777.37	15,389.58
March	7,930	7,160	1,735.25	1,595.93	17,125.64	15,553.14

Trading in foreign markets
     The Company’s ADRs are listed on the New York Stock Exchange (NYSE) and the Company’s Global Bearer Certificates (GBCs) are listed on the Frankfurt Stock Exchange.
     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represents one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) since 1972 under the symbol CANNY to September 13, 2000.
     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NYSE.

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2001 Year	$42.900	$26.480
2002 Year	40.400	30.150
2003 Year	53.000	33.730
2004 1(st) quarter	52.630	46.680
2(nd) quarter	53.940	46.920
3(rd) quarter	53.350	44.440
4(th) quarter	54.390	47.290
2004 Year	54.390	44.440
2005 1(st) quarter	54.490	50.530
2(nd) quarter	55.710	51.000
3(rd) quarter	55.050	48.960
4(th) quarter	60.420	51.570
2005 Year	60.420	48.960

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2005 July	$55.050	$48.960
August	51.970	49.010
September	54.280	50.400
October	56.060	51.570
November	57.840	52.300
December	60.420	57.010
2006 January	63.920	59.540
February	62.900	59.440
March	66.930	60.650
   The depositary and agent of the ADRs is JPMorgan Chase Bank, located at 1 Chase Manhattan Plaza, New York, N.Y. 10081, U.S.A.
   Co-ownership shares in a GBCs are listed on the Frankfurt Stock Exchange.
   B. Plan of distribution
     Not applicable.
   C. Markets
     See Item 9A “Offer and Listing Details.”

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

General
     The Company’s authorized share capital is 2,000,000,000 shares, of which 888,742,779 shares were issued and outstanding as of December 31, 2005. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with the Company’s Regulations for Handling of Shares.
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

Acquisition of Shares:

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock by a non-resident of Japan from a resident of Japan is not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance by such resident.

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
     E. Taxation
1. Taxation in Japan
     Generally, a non-resident of Japan or non-Japanese corporation ( “Non-Resident Holders”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation.
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
     This discussion assumes that Canon was not a passive foreign investment company for 2005, as described below.
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
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2005. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25 % owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which you held Canon shares or ADSs, certain adverse taxconsequences could apply to you.
     If Canon were treated as a PFIC for any taxable year, gain recognized by you on the sale or other disposition of Canon shares or ADSs would be allocated ratably over you holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125 % of the average of the annual distributions on such securities received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to you that may mitigate the adverse tax consequences resulting from PFIC status.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market risk exposures
     Canon is exposed to market risks, including changes in foreign currency exchange rates, interest rates and prices of marketable securities and investments. In order to hedge the risks of changes in foreign currency exchange rates and interest rates, Canon uses derivative financial instruments.

Equity price risk
     Canon holds marketable securities included in current assets as short-term investments, which consists generally of highly-liquid and low-risk instruments. Investments included in noncurrent assets are held as long-term investments. Canon does not hold marketable securities and investments for trading purposes.
     Maturities and fair values of such marketable securities and investments were as follows at December 31, 2005 and 2004.
     Available-for-sale securities

	2005		2004
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥71	¥71	¥301	¥341
Due after one year through five years	1,811	3,243	1,607	2,191
Due after five years	3,352	3,376	1,049	1,047
Equity securities	11,474	26,550	10,302	26,950

	¥16,708	¥33,240	¥13,259	¥30,529

     Held-to-maturity securities

	2005		2004
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due after one year through five years	¥20,961	¥20,961	¥21,460	¥21,460

Foreign currency exchange rate and interest rate risk
     Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign currency exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.
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
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2005. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2006.

	Millions of yen
	U.S.$	euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	¥361,072	251,195	32,921	645,188
Estimated fair value	(4,829)	(1,459)	(352)	(6,640)
Forwards to buy foreign currencies:
Contract amounts	¥30,033	5,974	10,417	46,424
Estimated fair value	17	(296)	(893)	(1,172)
     Canon’s exposure to the risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps.

     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed-rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for fiscal 2004 and 2003 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations. Canon had no fair value hedges in 2005.
     Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligations, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.
     The amounts of the hedging ineffectiveness are not material for the years ended December 31, 2005, 2004 and 2003. The amounts of net gains or losses excluded from the assessment of hedge effectiveness which are recorded in other income (deductions) are net losses of Yen 3,725 million, Yen 2,096 million and Yen 490 million for the years ended December 31, 2005, 2004 and 2003, respectively.
     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of the contracts are recorded in earnings immediately.
     For debt obligations, the table below presents principal cash flows by expected maturity dates and related weighted average interest rates, as of December 31, 2005 and 2004.
Long-term debt (including due within one year)

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2006	2007	2008	2009	2010	Thereafter	fair value
		(Millions of yen except interest rate data)
Year ended December 31, 2005:
Japanese yen notes	2.61%	¥20,000	—	¥10,000	¥10,000	—	—	—	¥20,848
Japanese yen convertible debentures	1.30	649	—	—	649	—	—	—	3,052
Other long-term debt	2.40	11,425	¥4,992	3,318	1,702	¥895	¥417	¥101	11,294

Total		¥32,074	¥4,992	¥13,318	¥12,351	¥895	¥417	¥101	¥35,194

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2005	2006	2007	2008	2009	Thereafter	fair value
		(Millions of yen except interest rate data)
Year ended December 31, 2004:
Japanese yen notes	2.46%	¥25,200	¥5,200	—	¥10,000	¥10,000	—	—	¥26,559
Japanese yen convertible debentures	1.28	1,796	309	—	—	1,487	—	—	6,634
Other long-term debt	2.38	11,534	4,370	¥5,046	1,401	587	¥105	¥25	11,427

Total		¥38,530	¥9,879	¥5,046	¥11,401	¥12,074	¥105	¥25	¥44,620

Note:	All long-term debt as of December 31, 2005, is fixed rate debt. All long-term debt as of December 31, 2004, is fixed rate debt except loans, principally from banks which include both fixed and floating rate debt.
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
     A holder of shares constituting less than one unit may at any time require the Company (through the participating institution in the case of a beneficial shareholder under the central clearing system) to purchase such shares at the last selling price of a share as reported by the Tokyo Stock Exchange, Inc. on the day when such request is made.
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

Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures
     As of December 31, 2005, Canon, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Canon’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.
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
Item 16C. Principal Accountant Fees and Services
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     Canon’s board of corporate auditors consisting of five members, including three outside corporate auditors, is responsible for the oversight of the services of independent auditors. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the board of corporate auditors’ review and approval of the board of director’s engagement of Canon’s external auditors to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services”. Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent accountants for U.S. securities law reporting purposes.
     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
•	All services provided to Canon necessary to perform an annual or semi-annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding Yen 10,000,000 per single engagement must be approved by the full board of corporate auditors.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by these means must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to the Chairman of the board of corporate auditors. Any engagement of an Independent Registered Public Accounting Firm by the Chairman is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.

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

Fees and Services.

     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2005	Year ended December 31, 2004
	(Millions of yen)
Audit fees	¥968	¥690
Audit-related fees	439	74
Tax fees	49	32
All other fees	92	90

Total	¥1,548	¥886

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

All other fees include fees billed primarily for services rendered with respect to learning products and services.

Ernst & Young ShinNihon served as Canon’s principal accountant for fiscal 2005 and 2004.

Item 16D. Exemptions from the Listing Standards for Audit Committees
     Canon is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act. Because of such reliance, Canon does not have an audit committee which can act independently and satisfy the other requirements of Rule 10A-3 under the Exchange Act.
     According to Rule 10A-3 under the Exchange Act and NYSE listing standards, Canon’s board of corporate auditors has been identified to act in place of an audit committee. The board of corporate auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the board of corporate auditors is established pursuant to applicable Japanese law and Canon’s Articles of Incorporations;
•	under Japanese legal requirements, the board of corporate auditors is separate from the board of directors;
•	the board of corporate auditors is not elected by the management of Canon and no executive officer of Canon is a member of the board of corporate auditors;
•	all of the members of the board of corporate auditors meet specific independence requirements from Canon and the Canon Group, the management and the auditing firm, as set forth by Japanese legal provisions;
•	the board of corporate auditors, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements;
•	the board of corporate auditors adopted a complaints procedure (which became effective prior to July 31, 2005) in accordance with Rule 10A-3(b)(3) of the Exchange Act;
•	the board of corporate auditors is authorized to engage independent counsel and other advisers, as it deems appropriate; and
•	the board of corporate auditors is provided for appropriate funding for payment of (i) compensation to Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements, (ii) compensation to independent counsel and other advisers engaged by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors in carrying out its duties.

     Canon’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

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

	(a) Total Number of	(b) Average Price	(c) Total Numbers of	(d) Maximum Numbers
	Shares Purchased	Paid per Share	Shares Purchased as	of Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	1,938	5,418	—	—
February 1 - February 28	2,853	5,455	—	—
March 1 - March 31	1,614	5,558	—	—
April 1 - April 30	2,528	5,736	—	—
May 1 - May 31	1,658	5,641	—	—
June 1 - June 30	2,867	5,909	—	—
July 1 - July 31	1,986	5,959	—	—
August 1 - August 31	1,100	5,610	—	—
September 1 - September 30	2,776	5,675	—	—
October 1 - October 31	3,488	6,167	—	—
November 1 - November 30	1,491	6,450	—	—
December 1 - December 31	1,861	6,963	—	—
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
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005, all expressed in Japanese yen. Our audits also included the financial statement schedule listed in the Index at Item 17 for each of the two years in the period ended December 31, 2005. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The Company’s consolidated financial statements do not disclose segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of segment information is required by U.S. generally accepted accounting principles.
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the 2005 and 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for each of the two years in the period ended December 31, 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
January 26, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Canon Inc.:
We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows (expressed in yen) of Canon Inc. and subsidiaries for the year ended December 31, 2003. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.
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
In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Canon Inc. and subsidiaries for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
Also in our opinion, the 2003 related financial statement schedule, when considered in relation to the 2003 basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG AZSA & Co.
Tokyo, Japan
January 28, 2004

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2005	2004
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥1,004,953	¥887,774
Marketable securities (Note 3)	172	1,554
Trade receivables, net (Note 4)	689,427	602,790
Inventories (Note 5)	510,195	489,128
Prepaid expenses and other current assets (Notes 7 and 13)	253,822	250,906

Total current assets	2,458,569	2,232,152
Noncurrent receivables (Note 19)	14,122	14,567
Investments (Notes 3 and 10)	104,486	97,461
Property, plant and equipment, net (Notes 6, 7 and 10)	1,148,821	961,714
Other assets (Notes 7, 8, 9, 12 and 13)	317,555	281,127

Total assets	¥4,043,553	¥3,587,021

Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 10)	¥5,059	¥9,879
Trade payables (Note 11)	505,126	465,396
Income taxes (Note 13)	110,844	105,565
Accrued expenses (Note 19)	248,205	205,296
Other current liabilities (Note 13)	209,394	197,029

Total current liabilities	1,078,628	983,165
Long-term debt, excluding current installments (Note 10)	27,082	28,651
Accrued pension and severance cost (Note 12)	80,430	132,522
Other noncurrent liabilities (Note 13)	52,395	45,993

Total liabilities	1,238,535	1,190,331

Minority interests	200,336	186,794

Commitments and contingent liabilities (Note 19)

Stockholders’ equity:
Common stock
Authorized 2,000,000,000 shares; issued 888,742,779 shares in 2005 and 887,977,251 shares in 2004 (Note 14)	174,438	173,864
Additional paid-in capital (Note 14)	403,246	401,773
Legal reserve (Note 15)	42,331	41,200
Retained earnings (Note 15)	2,018,289	1,699,634
Accumulated other comprehensive income (loss) (Note 16)	(28,212)	(101,312)
Treasury stock, at cost 1,145,682 shares in 2005 and 1,120,867 shares in 2004	(5,410)	(5,263)

Total stockholders’ equity	2,604,682	2,209,896

Total liabilities and stockholders’ equity	¥4,043,553	¥3,587,021

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Net sales	¥3,754,191	¥3,467,853	¥3,198,072
Cost of sales (Notes 9, 12 and 19)	1,935,148	1,754,510	1,589,172

Gross profit	1,819,043	1,713,343	1,608,900

Selling, general and administrative expenses (Notes 1, 9, 12 and 19)	949,524	894,250	895,336
Research and development expenses	286,476	275,300	259,140

Operating profit	583,043	543,793	454,424

Other income (deductions):
Interest and dividend income	14,252	7,118	9,284
Interest expense	(1,741)	(2,756)	(4,627)
Other, net (Notes 1, 3 and 18)	16,450	3,961	(10,911)

	28,961	8,323	(6,254)

Income before income taxes and minority interests	612,004	552,116	448,170
Income taxes (Note 13)	212,785	194,014	162,653

Income before minority interests	399,219	358,102	285,517
Minority interests	15,123	14,758	9,787

Net income	¥384,096	¥343,344	¥275,730

	(Yen)

Net income per share (Note 17):
Basic	¥432.94	¥387.80	¥313.81
Diluted	432.55	386.78	310.75
Cash dividends per share	100.00	65.00	50.00
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Common stock:
Balance at beginning of year	¥173,864	¥168,892	¥167,242
Conversion of convertible debt	574	4,972	1,650

Balance at end of year	174,438	173,864	168,892
Additional paid-in capital:
Balance at beginning of year	401,773	396,939	394,088
Conversion of convertible debt and other	574	4,966	1,649
Stock exchanged under exchange offering	—	114	—
Capital transactions by consolidated subsidiaries and affiliated companies	899	(246)	1,202

Balance at end of year	403,246	401,773	396,939
Legal reserve:
Balance at beginning of year	41,200	39,998	38,803
Transfers from retained earnings	1,131	1,202	1,195

Balance at end of year	42,331	41,200	39,998
Retained earnings:
Balance at beginning of year	1,699,634	1,410,442	1,164,445
Net income for the year	384,096	343,344	275,730
Cash dividends	(64,310)	(52,950)	(28,538)
Transfers to legal reserve	(1,131)	(1,202)	(1,195)

Balance at end of year	2,018,289	1,699,634	1,410,442
Accumulated other comprehensive income (loss):
Balance at beginning of year	(101,312)	(143,275)	(166,467)
Other comprehensive income (loss) for the year, net of tax	73,100	41,963	23,192

Balance at end of year	(28,212)	(101,312)	(143,275)
Treasury stock:
Balance at beginning of year	(5,263)	(7,451)	(6,161)
Repurchase, net	(147)	(503)	(1,290)
Stock exchanged under exchange offering	—	2,691	—

Balance at end of year	(5,410)	(5,263)	(7,451)

Total stockholders’ equity	¥2,604,682	¥2,209,896	¥1,865,545

Disclosure of comprehensive income:
Net income for the year	¥384,096	¥343,344	¥275,730
Other comprehensive income (loss) for the year, net of tax (Note 16):
Foreign currency translation adjustments	53,979	4,050	(15,277)
Net unrealized gains and losses on securities	(1,397)	686	7,952
Net gains and losses on derivative instruments	(481)	(396)	37
Minimum pension liability adjustments	20,999	37,623	30,480

Other comprehensive income (loss)	73,100	41,963	23,192

Total comprehensive income for the year	¥457,196	¥385,307	¥298,922

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Cash flows from operating activities:
Net income	¥384,096	¥343,344	¥275,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	225,941	192,692	183,604
Loss on disposal of property, plant and equipment	13,784	24,597	12,639
Deferred income taxes	(766)	9,060	(3,035)
Increase in trade receivables	(48,391)	(53,595)	(36,638)
(Increase) decrease in inventories	27,558	(40,050)	(15,823)
Increase in trade payables	16,018	65,873	1,129
Increase in income taxes	1,998	21,689	3,441
Increase in accrued expenses	31,241	8,196	37,131
Increase (decrease) in accrued pension and severance cost	(16,221)	(16,924)	29,445
Other, net	(29,580)	6,647	(21,974)

Net cash provided by operating activities	605,678	561,529	465,649

Cash flows from investing activities:
Purchases of fixed assets	(395,055)	(256,714)	(199,720)
Proceeds from sale of fixed assets	14,827	7,431	9,354
Purchases of available-for-sale securities	(5,680)	(388)	(249)
Purchases of held-to-maturity securities	—	(21,544)	—
Proceeds from sale of available-for-sale securities	12,337	9,735	6,544
Acquisitions of subsidiaries, net of cash acquired	(17,657)	—	—
Proceeds from sale of subsidiary common stock	—	9,731	—
Purchases of other investments	(19,531)	(8,628)	(24,341)
Other, net	9,618	7,410	8,464

Net cash used in investing activities	(401,141)	(252,967)	(199,948)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,716	2,115	4,132
Repayments of long-term debt	(15,187)	(43,175)	(25,301)
Decrease in short-term loans	(12,011)	(3,046)	(49,224)
Dividends paid	(64,310)	(52,950)	(28,538)
Purchases of treasury stock, net	(147)	(494)	(1,071)
Other, net	(4,000)	(4,718)	(2,037)

Net cash used in financing activities	(93,939)	(102,268)	(102,039)

Effect of exchange rate changes on cash and cash equivalents	6,581	(8,818)	5,365

Net increase in cash and cash equivalents	117,179	197,476	169,027
Cash and cash equivalents at beginning of year	887,774	690,298	521,271

Cash and cash equivalents at end of year	¥1,004,953	¥887,774	¥690,298

Supplemental disclosure for cash flow information (Note 21):
Cash paid during the year for:
Interest	¥1,919	¥2,981	¥4,570
Income taxes	211,540	164,450	162,247
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2005, 2004 and 2003 were distributed as follows: office imaging products 31%, 33% and 34%, computer peripherals 33%, 33% and 34%, business information products 3%, 3% and 4%, cameras 23%, 22% and 20%, and optical and other products 10%, 9% and 8%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 74%, 73% and 73% of consolidated net sales for the years ended December 31, 2005, 2004 and 2003 were generated outside Japan, with 30%, 30% and 33% in the Americas, 32%, 31% and 30% in Europe, and 12%, 12% and 10% in other areas, respectively.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 21%, 21% and 20% of consolidated net sales for the years ended December 31, 2005, 2004 and 2003, respectively.

Canon’s manufacturing operations are conducted primarily at 23 plants in Japan and 17 overseas plants which are located in countries or regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

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

Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. generally accepted accounting principles. These adjustments were not recorded in the statutory books of account.

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, valuation of deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were Yen 3,710 million, Yen 17,800 million and Yen 20,311 million for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Realized gains and losses are determined on the average cost method and reflected in earnings.

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

Investments in affiliated companies over which Canon has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

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

Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(s)	Research and Development Costs

Research and development costs are expensed as incurred.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were Yen 106,250 million, Yen 111,770 million and Yen 100,278 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(u)	Shipping and Handling Costs

Shipping and handling costs totaled Yen 50,052 million, Yen 46,953 million and Yen 40,660 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and was adopted by Canon in the third quarter ended September 30, 2005. The adoption of SFAS 153 did not have a material impact on the consolidated results of operations and financial condition of Canon.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect SFAS 154 to have a material impact.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards (continued)

In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries. Canon adopted FSP 143-1 in the third quarter ended September 30, 2005 and has determined that its effect did not have a material impact on its consolidated results of operations and financial condition in 2005.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of FSP 115-1 will have on its consolidated results of operations and financial condition but does not expect FSP 115-1 to have a material impact.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(y)	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2005.

2.	Foreign Operations
Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	2005	2004	2003
	(Millions of yen)
Total assets	¥1,751,011	¥1,500,197	¥1,339,854
Net assets	767,711	632,657	564,041
Net sales	2,774,443	2,548,700	2,341,221
Net income	81,916	70,227	74,274

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at December 31, 2005 and 2004 were as follows:

	December 31, 2005
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Bank debt securities	¥71	¥—	¥—	¥71
Equity securities	101	—	—	101

	¥172	¥—	¥—	¥172

Noncurrent:
Available-for-sale:
Government bonds	¥525	¥7	¥—	¥532
Corporate debt securities	85	3	—	88
Fund trusts	4,553	1,446	—	5,999
Equity securities	11,373	15,086	10	26,449

	16,536	16,542	10	33,068
Held-to-maturity:
Corporate debt securities	20,961	—	—	20,961

	¥37,497	¥16,542	¥10	¥54,029

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments (continued)

	December 31, 2004
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Corporate debt securities	¥138	¥—	¥—	¥138
Bank debt securities	71	—	—	71
Fund trusts	92	40	—	132
Equity securities	1,117	100	4	1,213

	¥1,418	¥140	¥4	¥1,554

Noncurrent:
Available-for-sale:
Government bonds	¥536	¥26	¥25	¥537
Corporate debt securities	56	19	—	75
Fund trusts	2,064	574	12	2,626
Equity securities	9,185	16,628	76	25,737

	11,841	17,247	113	28,975
Held-to-maturity:
Corporate debt securities	21,460	—	—	21,460

	¥33,301	¥17,247	¥113	¥50,435

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments (continued)
Maturities of debt securities and fund trusts classified as available-for-sale and held-to-maturity were as follows at December 31, 2005:

	Available-for-sale securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥71	¥71
Due after one year through five years	1,811	3,243
Due after five years	3,352	3,376

	¥5,234	¥6,690

	Held-to-maturity securities
	Cost	Fair value
	(Millions of yen)
Due after one year through five years	¥20,961	¥20,961
The gross realized gains for the year ended December 31, 2005 and 2004 were Yen 11,049 million and Yen 3,867 million, respectively. The gross realized gains for the year ended December 31, 2003 and the gross realized losses for the years ended December 31, 2005, 2004 and 2003 were not significant.
At December 31, 2005, substantially all of the available-for-sale and held-to-maturity securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled Yen 16,714 million and Yen 14,635 million at December 31, 2005 and 2004, respectively. Investments with an aggregate cost of Yen 16,702 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to Yen 31,418 million and Yen 26,546 million at December 31, 2005 and 2004, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), are earnings of Yen 1,646 million and Yen 1,921 million for the years ended December 31, 2005 and 2004 and losses of Yen 1,124 million for the year ended December 31, 2003, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2005	2004
	(Millions of yen)
Notes	¥27,328	¥30,261
Accounts	673,827	584,186

	701,155	614,447
Less allowance for doubtful receivables	(11,728)	(11,657)

	¥689,427	¥602,790

5.	Inventories
Inventories comprised the following:

	December 31
	2005	2004
	(Millions of yen)
Finished goods	¥359,934	¥352,656
Work in process	132,520	121,613
Raw materials	17,741	14,859

	¥510,195	¥489,128

6.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2005	2004
	(Millions of yen)
Land	¥199,595	¥182,330
Buildings	997,351	824,969
Machinery and equipment	1,164,480	1,053,121
Construction in progress	59,558	74,599

	2,420,984	2,135,019
Less accumulated depreciation	(1,272,163)	(1,173,305)

	¥1,148,821	¥961,714

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7.	Finance Receivables and Operating Leases
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

	December 31
	2005	2004
	(Millions of yen)
Total minimum lease payments receivable	¥204,774	¥180,707
Unguaranteed residual values	13,849	10,816
Executory costs	(2,785)	(2,533)
Unearned income	(23,632)	(20,880)

	192,206	168,110
Less allowance for doubtful receivables	(8,372)	(6,068)

	183,834	162,042
Less amount due within one year	(69,211)	(61,187)

	¥114,623	¥100,855

The cost of equipment leased to customers under operating leases at December 31, 2005 and 2004 was Yen 60,839 million and Yen 67,364 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2005 and 2004 was Yen 45,285 million and Yen 52,493 million, respectively.
The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2005.

	Financing	Operating
	leases	leases
	(Millions of yen)
Year ending December 31:
2006	¥81,967	¥3,691
2007	58,998	1,846
2008	38,347	1,131
2009	18,314	533
2010	6,483	40
Thereafter	665	9

	¥204,774	¥7,250

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
8.	Acquisitions
In 2005, the Company acquired two companies for a total cost of Yen 20,205 million, which was paid in cash. Those companies are engaged in the development, manufacturing and sales of semiconductor manufacturing equipment, factory automation equipment and vacuum equipment for production of electronic parts, including semiconductors, flat panel displays, magnetic heads and hard disc drives. In connection with those transactions, the Company recognized goodwill of Yen 4,885 million and intangible assets of Yen 16,382 million, which were classified as other assets in the accompanying consolidated financial statements. Intangible assets consist primarily of developed technology, and are subject to a weighted average amortization period of approximately 9 years.
In 2004, the Company acquired all of the outstanding common shares of a precision plastic mold manufacturer, in an exchange offering for 577,920 shares of the Company’s common stock. The aggregate value of the shares exchanged was approximately Yen 2,805 million. In connection with this transaction, the Company recognized goodwill of Yen 1,585 million, which was classified as other assets in the accompanying consolidated financial statements.
Canon has included the results of operations of these transactions prospectively from the respective dates of transactions. Canon has not presented the pro forma results of operations of the acquired businesses because the results are not material to its consolidated results of operations on either an individual or an aggregate basis.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9.	Goodwill and Other Intangible Assets
Intangible assets acquired during the year ended December 31, 2005 totaled Yen 42,393 million, which are subject to amortization and, in addition to those recorded from acquired businesses, primarily consist of internal use software of Yen 23,383 million and license fees of Yen 1,116 million. The weighted average amortization period for internal use software and license fees is approximately 4 years and 8 years, respectively.
The components of acquired intangible assets subject to amortization included in other assets at December 31, 2005 and 2004 were as follows:

	December 31, 2005		December 31, 2004
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)
Software	¥121,729	¥70,535	¥121,546	¥79,517
License fees	20,567	11,329	24,603	14,183
Other	23,291	4,997	6,976	3,585

	¥165,587	¥86,861	¥153,125	¥97,285

Aggregate amortization expense for the years ended December 31, 2005, 2004 and 2003 was Yen 20,214 million, Yen 18,295 million and Yen 12,438 million, respectively. Estimated amortization expense for the next five years ending December 31 is Yen 23,117 million in 2006, Yen 17,286 million in 2007, Yen 12,911 million in 2008, Yen 8,386 million in 2009, and Yen 4,366 million in 2010.
Intangible assets not subject to amortization other than goodwill at December 31, 2005 and 2004 were not significant.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9.	Goodwill and Other Intangible Assets (continued)
The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:

	Year ended December 31
	2005	2004
	(Millions of yen)
Balance at beginning of year	¥24,233	¥22,067
Goodwill acquired during the year	15,391	3,156
Impairment losses	—	(42)
Recognition of acquired company’s tax benefits	—	(1,298)
Translation adjustments	537	350

Balance at end of year	¥40,161	¥24,233

During the year ended December 31, 2004, Canon recognized Yen 1,298 million of deferred tax benefits relating to preexisting net operating tax losses of a company acquired in 2003. In connection therewith, Canon reduced the related goodwill by the same amount.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2005 were Yen 67 million. The weighted average interest rate on short-term loans outstanding at December 31, 2005 was 2.14%.
Long-term debt consisted of the following:

	December 31
	2005	2004
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2018; bearing weighted average interest of 1.40% and 3.05% at December 31, 2005 and 2004, respectively, partially secured by mortgage of property, plant and equipment	¥2,641	¥2,949
1.88% Japanese yen notes, due 2005	—	5,000
1.71% Japanese yen notes, due 2005	—	200
2.95% Japanese yen notes, due 2007	10,000	10,000
2.27% Japanese yen notes, due 2008	10,000	10,000
1.20% Japanese yen convertible debentures, due 2005	—	309
1.30% Japanese yen convertible debentures, due 2008	649	1,487
Capital lease obligations	8,784	8,585

	32,074	38,530
Less amount due within one year	(4,992)	(9,879)

	¥27,082	¥28,651

The aggregate annual maturities of long-term debt outstanding at December 31, 2005 were as follows:

(Millions of yen)
Year ending December 31:
2006	¥4,992
2007	13,318
2008	12,351
2009	895
2010	417
Thereafter	101

¥32,074

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Short-Term Loans and Long-Term Debt (continued)
Certain property, plant and equipment with a net book carrying value of Yen 7,423 million at December 31, 2005 were mortgaged to secure loans from banks.
Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of Yen 20,000 million. The assets contributed by Canon were debt securities with carrying amounts of Yen 20,961 million, at December 31, 2005. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheet under the caption of investments.
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
The 1.30% Japanese yen convertible debentures due 2008 are convertible into approximately 434,000 shares of common stock at a conversion price of Yen 1,497.00 per share at December 31, 2005. The debentures are redeemable at the option of the Company between January 1, 2006 and December 31, 2007 at declining premiums ranging from 2% to 1%, and at par thereafter.
11.	Trade Payables
Trade payables are summarized as follows:

	December 31
	2005	2004
	(Millions of yen)
Notes	¥17,567	¥51,081
Accounts	487,559	414,315

	¥505,126	¥465,396

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits
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
In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” which addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. During the year ended December 31, 2003, the Company and certain of its domestic subsidiaries received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries received approval to separate the remaining substitutional portion related to past service by their employees. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries also completed the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets which were computed by the government, and were relieved of all related obligations. Canon has accounted for the entire process at the completion of the transfer to the government of the substitutional portion of the benefit obligation and the related plan assets as a single settlement transaction in accordance with EITF 03-2. As a result, Canon recognized a settlement loss of Yen 69,651 million for the year ended December 31, 2004, which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Canon also recognized a subsidy from the government of Yen 86,792 million, which is calculated as the difference between the obligation settled and the assets transferred to the government. The net gain of Yen 17,141 million is included in selling, general and administrative expenses for the year ended December 31, 2004.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Canon uses a measurement date of October 1 for the majority of its plans.
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2005, 2004 and 2003 consisted of the following components:

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Service cost — benefits earned during the year	¥25,801	¥26,571	¥29,024
Interest cost on projected benefit obligation	16,172	19,108	20,806
Expected return on plan assets	(19,651)	(17,054)	(13,959)
Amortization of unrecognized net obligation at transition	345	344	344
Amortization of prior service cost	(8,007)	(6,814)	(5,515)
Recognized actuarial loss	10,542	12,505	15,807
Settlement loss resulting from plan termination	—	2,784	—
Settlement loss resulting from transfer of substitutional portion of
EPFs to the Japanese government	—	69,651	—

	¥25,202	¥107,095	¥46,507

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	December 31
	2005	2004
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥582,212	¥752,390
Service cost	25,801	26,571
Interest cost	16,172	19,108
Plan participants’ contributions	1,161	1,142
Amendments	(6,212)	(2,781)
Actuarial gain	3,340	(5,728)
Benefits paid	(12,239)	(14,143)
Settlement on plan termination	—	(6,482)
Transfer of substitutional portion of EPFs to the Japanese government	—	(191,784)
Acquisition	10,106	84
Foreign currency exchange rate changes	167	3,957
Other	(15)	(122)

Benefit obligations at end of year	620,493	582,212
Change in plan assets:
Fair value of plan assets at beginning of year	418,798	472,228
Actual return on plan assets	93,844	32,744
Employer contributions	40,059	31,018
Plan participants’ contributions	1,161	1,142
Benefits paid	(12,239)	(14,143)
Settlement on plan termination	—	(2,274)
Transfer of substitutional portion of EPFs to the Japanese government	—	(104,992)
Acquisition	3,486	—
Foreign currency exchange rate changes	409	3,075

Fair value of plan assets at end of year	545,518	418,798

Funded status	(74,975)	(163,414)
Unrecognized actuarial loss	110,424	191,376
Unrecognized prior service cost	(101,552)	(102,427)
Unrecognized net transition obligation being recognized over 22 years	3,955	4,300

Net amount recognized	¥(62,148)	¥(70,165)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	¥3,089	¥3,142
Accrued pension and severance cost	(80,430)	(132,522)
Intangible assets	—	57
Accumulated other comprehensive income (loss)	15,193	59,158

Net amount recognized	¥(62,148)	¥(70,165)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
The accumulated benefit obligation for all defined benefit plans was as follows:

	December 31
	2005	2004
	(Millions of yen)
Accumulated benefit obligation	¥578,627	¥540,615
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	December 31
	2005	2004
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥587,162	¥577,022
Fair value of plan assets	510,287	411,918
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	545,375	512,216
Fair value of plan assets	506,634	386,921
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	December 31
	2005	2004
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	3.3%	3.0%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Year ended December 31
	2005	2004	2003
Discount rate	2.7%	2.7%	2.7%
Assumed rate of increase in future compensation levels	3.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	4.6%	3.6%	3.6%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
The weighted-average asset allocations of Canon’s benefit plans at December 31, 2005 and 2004 and target asset allocation by asset category are as follows:

	December 31		Target
	2005	2004	allocation
Asset category:
Equity securities	50.8%	43.0%	46.3%
Debt securities	34.6%	37.2%	35.6%
Cash	0.7%	1.7%	0.3%
Life insurance company general accounts	13.5%	14.5%	17.1%
Other	0.4%	3.6%	0.7%

	100.0%	100.0%	100.0%

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
The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of Yen 1,311 million and Yen 946 million at December 31, 2005 and 2004, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Contributions
Canon expects to contribute Yen 45,352 million to its defined benefit plans for the year ending December 31, 2006.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Millions of yen)
Years ending December 31:
2006	¥9,798
2007	10,658
2008	12,237
2009	13,328
2010	14,629
2011 – 2015	93,055
13.	Income Taxes
Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2005
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥492,709	¥119,295	¥612,004

Income taxes:
Current	¥172,595	¥40,956	¥213,551
Deferred	3,441	(4,207)	(766)

	¥176,036	¥36,749	¥212,785

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)

	Year ended December 31, 2004
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥447,864	¥104,252	¥552,116

Income taxes:
Current	¥162,679	¥22,275	¥184,954
Deferred	(1,065)	10,125	9,060

	¥161,614	¥32,400	¥194,014

	Year ended December 31, 2003
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥337,093	¥111,077	¥448,170

Income taxes:
Current	¥132,204	¥33,484	¥165,688
Deferred	(5,828)	2,793	(3,035)

	¥126,376	¥36,277	¥162,653

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the year ended December 31, 2005 and 42% for the years ended December 31, 2004 and 2003.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)
Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate utilized for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005 is approximately 40%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to Yen 3,613 million and have been reflected in income taxes on the consolidated statements of income for the year ended December 31, 2003.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

	Year ended December 31
	2005	2004	2003
Japanese statutory income tax rate	40.0%	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.3	0.4	0.2
Tax benefits not recognized on operating losses of subsidiaries	—	0.1	0.1
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(1.9)	(2.1)	(2.5)
Tax credit for research and development expenses	(3.9)	(4.0)	(4.0)
Effect of enacted changes in tax laws and rates	—	—	0.8
Other	0.3	(1.3)	(0.3)

Effective income tax rate	34.8%	35.1%	36.3%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	December 31
	2005	2004
	(Millions of yen)
Prepaid expenses and other current assets	¥52,116	¥47,679
Other assets	61,325	84,686
Other current liabilities	(3,500)	(2,873)
Other noncurrent liabilities	(36,329)	(30,049)

	¥73,612	¥99,443

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)
The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	December 31
	2005	2004
	(Millions of yen)
Deferred tax assets:
Inventories	¥13,459	¥11,364
Accrued business tax	8,599	10,149
Accrued pension and severance cost	28,665	34,680
Minimum pension liability adjustments	5,592	22,778
Research and development — costs capitalized for tax purposes	23,629	22,499
Property, plant and equipment	21,839	17,406
Accrued expenses	20,132	17,976
Net operating losses carried forward	1,388	1,799
Other	24,362	24,258

Total gross deferred tax assets	147,665	162,909
Less valuation allowance	(3,345)	(3,495)

Net deferred tax assets	144,320	159,414
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(6,806)	(5,638)
Net unrealized gains on securities	(6,480)	(6,833)
Tax deductible reserve	(14,307)	(11,975)
Financing lease revenue	(35,395)	(30,196)
Other	(7,720)	(5,329)

Total gross deferred tax liabilities	(70,708)	(59,971)

Net deferred tax assets	¥73,612	¥99,443

The net changes in the total valuation allowance for the years ended December 31, 2005, 2004 and 2003 were decreases of Yen 150 million, Yen 4,906 million and Yen 1,282 million, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance at December 31, 2005.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)
At December 31, 2005, Canon had net operating losses which can be carried forward for income tax purposes of Yen 4,697 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to ten years as follows:

(Millions of yen)
Within one year	¥1,943
After one year through five years	2,012
After five years through ten years	94
Indefinite period	648

Total	¥4,697

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of Yen 29,728 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2005 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2005, such undistributed earnings of these subsidiaries were Yen 531,499 million.
14.	Common Stock
For the years ended December 31, 2005, 2004 and 2003, the Company issued 765,528 shares, 6,638,606 shares and 2,202,401 shares of common stock, respectively, in connection with the conversion of convertible debt. In accordance with the Japanese Commercial Code, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15.	Legal Reserve and Retained Earnings
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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2005, 2004 and 2003 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2005 do not reflect current year-end dividends in the amount of Yen 59,913 million which will be payable in March 2006 upon approval by the stockholders.
The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was Yen 1,366,355 million at December 31, 2005.
Retained earnings at December 31, 2005 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of Yen 8,714 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16.	Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(79,751)	¥(83,801)	¥(68,524)
Adjustments for the year	53,979	4,050	(15,277)

Balance at end of year	(25,772)	(79,751)	(83,801)
Net unrealized gains and losses on securities:
Balance at beginning of year	7,470	6,784	(1,168)
Adjustments for the year	(1,397)	686	7,952

Balance at end of year	6,073	7,470	6,784
Net gains and losses on derivative instruments:
Balance at beginning of year	(693)	(297)	(334)
Adjustments for the year	(481)	(396)	37

Balance at end of year	(1,174)	(693)	(297)
Minimum pension liability adjustments:
Balance at beginning of year	(28,338)	(65,961)	(96,441)
Adjustments for the year	20,999	37,623	30,480

Balance at end of year	(7,339)	(28,338)	(65,961)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(101,312)	(143,275)	(166,467)
Adjustments for the year	73,100	41,963	23,192

Balance at end of year	¥(28,212)	¥(101,312)	¥(143,275)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Year ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2005:
Foreign currency translation adjustments	¥55,345	¥(1,366)	¥53,979
Net unrealized gains and losses on securities:
Amount arising during the year	9,005	(3,892)	5,113
Reclassification adjustments for gains and losses realized in net income	(10,793)	4,283	(6,510)

Net change during the year	(1,788)	391	(1,397)
Net gains and losses on derivative instruments:
Amount arising during the year	(9,137)	3,658	(5,479)
Reclassification adjustments for gains and losses realized in net income	8,333	(3,335)	4,998

Net change during the year	(804)	323	(481)
Minimum pension liability adjustments	40,364	(19,365)	20,999

Other comprehensive income (loss)	¥93,117	¥(20,017)	¥73,100

2004:
Foreign currency translation adjustments	¥4,400	¥(350)	¥4,050
Net unrealized gains and losses on securities:
Amount arising during the year	5,022	(2,202)	2,820
Reclassification adjustments for gains and losses realized in net income	(3,698)	1,564	(2,134)

Net change during the year	1,324	(638)	686
Net gains and losses on derivative instruments:
Amount arising during the year	(1,673)	708	(965)
Reclassification adjustments for gains and losses realized in net income	929	(360)	569

Net change during the year	(744)	348	(396)
Minimum pension liability adjustments	78,179	(40,556)	37,623

Other comprehensive income (loss)	¥83,159	¥(41,196)	¥41,963

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16.	Other Comprehensive Income (Loss) (continued)

	Year ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2003:
Foreign currency translation adjustments:
Amount arising during the year	¥(19,115)	¥3,469	¥(15,646)
Reclassification adjustments for gains and losses realized in net income	369	—	369

Net change during the year	(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:
Amount arising during the year	12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income	515	(215)	300

Net change during the year	12,644	(4,692)	7,952
Net gains and losses on derivative instruments:
Amount arising during the year	(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income	790	(332)	458

Net change during the year	64	(27)	37
Minimum pension liability adjustments	70,218	(39,738)	30,480

Other comprehensive income (loss)	¥64,180	¥(40,988)	¥23,192

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17.	Net Income per Share
A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Year ended December 31
	2005	2004	2003
	(Millions of yen)
Net income	¥384,096	¥343,344	¥275,730
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	5	24	36
1.30% Japanese yen convertible debentures, due 2008	18	72	86

Diluted net income	¥384,119	¥343,440	¥275,852

	(Number of shares)
Average common shares outstanding	887,173,810	885,365,124	878,648,844
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	123,837	462,823	2,664,354
1.30% Japanese yen convertible debentures, due 2008	745,954	2,125,278	6,382,560

Diluted common shares outstanding	888,043,601	887,953,225	887,695,758

	(Yen)

Net income per share:
Basic	¥432.94	¥387.80	¥313.81
Diluted	432.55	386.78	310.75

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18.	Derivatives and Hedging Activities
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
Interest rate risk management
Canon’s exposure to the risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps.
Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative financial instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2004 and 2003 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18.	Derivatives and Hedging Activities (continued)
Cash flow hedge
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligations, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2005, 2004 and 2003. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of Yen 3,725 million, Yen 2,096 million and Yen 490 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Derivatives not designated as hedges
Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.
Contract amounts of foreign exchange contracts at December 31, 2005 and 2004 are set forth below:

	December 31
	2005	2004
	(Millions of yen)
To sell foreign currencies	¥645,188	¥584,208
To buy foreign currencies	46,424	34,201

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19.	Commitments and Contingent Liabilities
Commitments
At December 31, 2005, commitments outstanding for the purchase of property, plant and equipment approximated Yen 87,244 million, and commitments outstanding for the purchase of parts and raw materials approximated Yen 67,831 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated Yen 13,790 million and Yen 14,307 million at December 31, 2005 and 2004, respectively, and are reflected under noncurrent receivables on the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to Yen 38,297 million, Yen 41,381 million and Yen 42,131 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2005 are as follows:

(Millions of yen)
Year ending December 31:
2006	¥14,571
2007	10,723
2008	7,970
2009	5,684
2010	4,139
Thereafter	9,502

Total future minimum lease payments	¥52,589

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19.	Commitments and Contingent Liabilities (continued)
Guarantees
Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is Yen 38,550 million at December 31, 2005. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2005 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2005 and 2004 are summarized as follows:

	Year ended December 31
	2005	2004
	(Millions of yen)
Balance at beginning of year	¥14,264	¥10,512
Addition	18,510	13,319
Utilization	(15,580)	(9,400)
Other	(448)	(167)

Balance at end of year	¥16,746	¥14,264

Legal proceedings
In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately Yen 4,000 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional in damages. There are additional defenses that are yet to be litigated in a follow-up non-jury trial solely before a judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19.	Commitments and Contingent Liabilities (continued)
In November 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to Yen 45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of Yen 1,000 million and interest thereon. The case is still pending and the final outcome is not yet determinable.
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking for levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit on January 3, 2006 against Canon seeking for payment of copyright levies. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.
Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2005 and 2004 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 3.

	December 31
	2005		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current installments	¥(32,074)	¥(35,194)	¥(38,530)	¥(44,620)
Foreign exchange contracts:
Assets	2,250	2,250	4,875	4,875
Liabilities	(10,062)	(10,062)	(11,020)	(11,020)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)
The following methods and assumptions are used to estimate the fair value in the above table.
Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.
Foreign exchange contracts
The fair values of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Concentrations of credit risk
At December 31, 2005 and 2004, one customer accounted for approximately 12% and 13% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.
21.	Supplemental Cash Flow Information
For the years ended December 31, 2005, 2004 and 2003, aggregate common stock and additional paid-in capital arising from conversion of convertible debt amounted to Yen 1,147 million, Yen 9,938 million and Yen 3,297 million, respectively.

CANON INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
Years ended December 31, 2005, 2004 and 2003

	Balance at	Add	Deduct	Add	Balance
	beginning of	charge to	bad debts	translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2005:
Allowance for doubtful receivables	¥11,657	¥560	¥1,180	¥691	¥11,728

Year ended December 31, 2004:
Allowance for doubtful receivables	¥14,423	¥449	¥3,515	¥300	¥11,657

Year ended December 31, 2003:
Allowance for doubtful receivables	¥12,031	¥5,232	¥2,878	¥38	¥14,423

Item 18.     Financial Statements
Not applicable.
Item 19.     Financial Statements and Exhibits
(a)	The following consolidated financial statements and schedule II included in Item 17. “Financial Statements.”
Consolidated financial statements of Canon Inc. and Subsidiaries:
Report of Ernst & Young ShinNihon, Independent Registered Public Accounting Firm

Report of KPMG AZSA & Co., Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements
Schedule:
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2005, 2004 and 2003

(b)	List of exhibits
Exhibit:
1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 001-15122) filed on June 10, 2004

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 001-15122) filed on June 16, 2005

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 001-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 001-15122) filed on June 10, 2004

12	302 Certifications

13	906 Certification

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
(Senior Managing Director,
Group Executive of Finance and Accounting Headquarters)

Canon INC.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan
Date April 10, 2006

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 16, 2005

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

Exhibit 12	302 Certifications

Exhibit 13	906 Certification