Form 20-F
period 2006-12-31
CANON INC
filed 2007-04-05
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
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
As of December 31, 2006, 1,333,445,830 shares of common stock, including 68,908,753
ADSs, were outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2006 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 30, 2007, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥117.56 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2006” refers to the Company’s fiscal year ended December 31, 2006, and other fiscal years of the Company are referred to in a corresponding manner.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected financial data
     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report. These financial statements have been audited by Ernst & Young ShinNihon, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2006, 2005 and 2004. The financial statements for periods prior to the year ended December 31, 2004 were audited by KPMG AZSA & Co., Independent Registered Public Accounting Firm.

Selected financial data *1:	2006	2005	2004	2003	2002
	(Millions of yen except average number of shares and per share data)

Net sales	¥4,156,759	¥3,754,191	¥3,467,853	¥3,198,072	¥2,940,128
Operating profit	707,033	583,043	543,793	454,424	346,359
Net income	455,325	384,096	343,344	275,730	190,737
Advertising expenses .	116,809	106,250	111,770	100,278	71,725
Research and development expenses	308,307	286,476	275,300	259,140	233,669
Depreciation of property, plant and equipment	235,804	205,727	174,397	168,636	158,469
Capital expenditures	379,657	383,784	318,730	210,038	198,702
Long-term debt, excluding current installments	15,789	27,082	28,651	59,260	81,349
Common stock	174,603	174,438	173,864	168,892	167,242
Stockholders’ equity	2,986,606	2,604,682	2,209,896	1,865,545	1,591,950
Total assets	4,521,915	4,043,553	3,587,021	3,182,148	2,942,706

Average number of common shares in thousands *3	1,331,542	1,330,761	1,328,048	1,317,974	1,315,074

Per share data *3:
Net income:
Basic	¥341.95	¥288.63	¥258.53	¥209.21	¥145.04
Diluted	341.84	288.36	257.85	207.17	143.20
Cash dividends declared	83.33	66.67	43.33	33.33	20.00
Cash dividends declared (U.S.$)*2	$0.709	$0.580	$0.401	$0.309	$0.169
Notes:
1.	The above financial data are prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York city as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment.
3.	The Company has made a three-for-two stock split on July 1, 2006. The average number of common shares and the per share data have been adjusted to reflect the stock split.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2002	124.81	118.75	115.71	134.77
2003	115.83	107.13	106.93	121.42
2004	107.63	102.68	102.56	114.30
2005 -	110.74	117.88	120.93	102.26
2006 - Year	115.99	119.02	119.81	110.07
- 1(st) half		114.51	119.07	110.07
- July		114.44	117.44	113.97
- August		117.35	117.35	114.21
- September		117.99	118.02	116.04
- October		116.82	119.81	116.82
- November		115.55	118.40	115.55
- December		119.02	119.02	114.98
2007 - January		121.02	121.81	118.49
- February		118.33	121.77	118.33
- March		117.56	118.15	116.01
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
     It is assumed that Canon as a matter of corporate strategy seeks to enter into new business fields by developing next-generation technologies . If Canon enters new business field, Canon may not be able to establish a successful business model, or may face severe competition with new competitors. If such risks arise, Canon’s operating results may be adversely affected.
     If Canon does not effectively manage transitions in its products and services, its operating results may decline.
     Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features, the frequent introduction of new products, short product life cycles, and continual improvement in product price characteristics relative to product performance. If Canon does not make an effective transition from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low product marketability due to poor product quality, variations in manufacturing costs, delays in customer purchases in anticipation of new introductions, difficulty in predicting customer demand for new product offerings and difficulty in effective management of inventory levels in line with anticipated demand. Canon’s revenue and gross margin also may suffer due to the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or a competitor introduces a new product just before Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current product offerings, sometimes offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not duplicative and do not overlap with existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services will be reduced and its results of operations may decline.

     Canon’s digital camera business operates in a highly competitive environment.
     The recent accelerated trend towards digitalization has resulted in the entry of new competitors, such as electronics manufacturers and other specialized companies which were not active during the analog camera era. If this industry develops more rapidly than initially anticipated by Canon, it may not be able to maintain its position as an industry leader in many of its business categories. Canon’s success in this increasingly competitive environment will depend on its investments in research and development, ability to cut costs and commitment to continuously providing the market with attractive products offering high added-value.
     Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.
     The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have at times led to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditure in order to maintain its competitiveness. Canon’s business and operating results could be materially adversely affected by future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by memory manufacturers.
     In addition, liquid crystal display ( “LCD”) panel manufacturers are facing severe price reductions of LCD panels as a result of intense competition among makers of LCD televisions and LCD monitors used in personal computers (“PC”)s. As a result, panel manufacturers may reduce equipment investment, which may adversely affect Canon’s business operations.
     Downturns in the semiconductor industry have caused Canon’s customers to change their operating strategies, which in turn may affect Canon’s business.
     Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. Canon cannot accurately predict the future effect of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes, and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.
     In addition, there are only approximately ten companies in the world which produce large-sized LCD panels. If Canon is insufficiently responsive to market trends in the LCD panel industry base, including market reorganization, Canon may not be able to maintain its customer base which may materially adversely affect Canon’s business operations.
     The semiconductor equipment industry is characterized by rapid technological change. If Canon does not constantly develop new products to keep pace with technological change and meet its customer requirements, Canon may lose customers and its business may suffer.
     Canon’s steppers and mask aligners are affected by rapid technological change and can quickly become obsolete. Canon believes its future success in the stepper and aligner business depends on its ability to continue to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase. Although Canon will continue to offer cost effective products by managing manufacturing costs through its technology, Canon’s existing stepper and mask aligner products could become obsolete sooner than anticipated because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in the market demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs and to supply sufficient quantities to a worldwide customer base could adversely affect Canon’s net sales and profitability.
     Growing popularity of High Definition (HD) and increased diversification of recording media may adversely affect Canon’s video camcorder business.
     The video camcorder market is now almost entirely based on digital formats and the increase in High-Definition television broadcasts has led to a gradual shift from the SD (Standard Definition) format to the HD (High Definition) format. At the same time many products using new types of media such as MiniDV tapes, DVD (Digital Versatile Drive), HDD (Hard Disk Drive) and SD (Secure Digital) cards, have appeared at a rate that outpaces the proliferation of HD. Failure by Canon accurately to forecast demand in these increasingly diversified markets could have an adverse affect on Canon’s operating results.
     If the market demands shift to new product using a new type of recording media unexpected by Canon, Canon may be required to increase the size of its investments in research and development. It could have an adverse affect on Canon’s business and operating results.
Risks Related to Canon’s Business
     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2006, approximately 22% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and results of operations may be affected by the policies, business and results of operations of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.
     Canon depends on a limited number of suppliers for certain key components.
     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. In some cases, Canon may be forced to discontinue its production of some or all of its products if certain vendors that supply key components across Canon’s product lines experience unforeseen difficulties, or if such parts experience quality problems or are in short supply. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components and the risk for a substantial increase in price of these components to occur. If such problems arise, Canon’s operating results will be adversely affected.

     Although competition is increasing in the market for sales of supplies and services following initial product placement, Canon maintains a high market share in sales of such supplies. As a result, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely affect its operating results or reputation.
     A portion of Canon’s net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Canon’s success in maintaining these post-placement sales will depend on its ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors, however, Canon currently maintains high market shares in the market for supplies. Accordingly, Canon may be subject to suits, investigations or proceedings under relevant antitrust laws and regulations. Any such suits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.
     Increases in counterfeit Canon products may adversely affect Canon’s brand image and its operating results.
     In recent years, Canon has experienced a worldwide increase in the emergence of counterfeit Canon products. Such counterfeit products may diminish Canon’s brand image, particularly if purchasers of such products are unaware of their counterfeit status and attribute the counterfeit products’ poor product quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there can be no assurance that such measures will be successful, and the continued production and sale of such products could adversely affect Canon’s brand image as well as its operating results.
     Per unit production costs are highest when a new product is introduced, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.
     The unit cost of Canon’s products has historically been highest when they are newly introduced into production. New products have at times had a negative impact on its gross profit, operating results and cash flow. Cost reductions and enhancements typically come over time through:
•	engineering improvements;
•	economies of scale;
•	improvements in manufacturing processes;
•	improved serviceability of products; and
•	reduced inventories of parts and products
     Initial shipments of Canon’s new products adversely affect its profit or cash flow, and if sales of such new products are not successful, Canon may be unable therefore to improve its gross profit, operating results and cash flow.
     Cyclical patters in sales of Canon’s products make planning and inventory management difficult and future financial results less predictable.
     Canon generally experiences variable seasonal trends in the sale of its consumer- oriented products, which results in sales fluctuations. Canon has little to no control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict near-term demand which as a result places pressure on Canon’s inventory management and logistics systems. If product supply from Canon is substantially greater than actual demand, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if demand substantially exceeds the supply of products from Canon, its ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operation.
     Canon’s business is subject to changes in the sales environment.
     Particularly in Europe and the United States, a substantial portion of market share is concentrated in a relatively small number of large distributors. Canon’s sales of products to these distributors constitute a significant percentage of Canon’s overall sales. As a result, any disruptions in its relationships with these large distributors in specific sales territories could adversely affect Canon’s ability to meet its sales targets. Any increase in concentration of Canon’s sales to in these large distributors could result in a reduction of Canon’s pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.
     Canon is subject to financial and reputational risks due to product quality and liability issues.
     Although Canon works to minimize risks that may arise from product quality and liability issues, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service and compensation, or hurt its brand image, its operating results or reputation for quality products may be adversely affected.
     Canon’s success depends on the value of its brand name, and if the value of the brand name is diminished, operating results and prospects will be adversely affected.
     Canon’s success in its markets depends in part on its brand name and its value. Any negative publicity regarding the quality of our products could have an adverse impact on operations, especially those involving consumer products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business and results of operations.

     A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.
     A substantial portion of Canon’s business activity is conducted outside Japan, which includes in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:
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
     In order to produce Canon’s products competitively and to reduce costs, Canon has established new production facilities in China and other countries. Canon has more than ten sales offices which support its sales activity in China. However, with China’s entry into the WTO, conditions within China are continuing to change. For example, unexpected events, including political or legal change, labor shortage or strikes, increased personnel costs or changes in economic conditions, may occur. In particular, a large revaluation of the yuan, or a sudden change in the tax system or other regulatory regimes of a significant magnitude could adversely affect Canon’s overall performance.
     The spread of an epidemic disease, such as the avian flu transmitting to humans, in China or elsewhere in Asia could also have a negative effect on Canon’s business. Canon has previously imposed on its personnel travel restrictions to and from certain countries affected by severe acute respiratory syndrome (SARS) and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than to the global economy generally.
     Canon may unintentionally infringe international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions imposed upon Canon. A major infringement could result in suspension of Canon’s trading rights in one or more jurisdictions. In addition to any sanctions prescribed by law, adverse publicity regarding an alleged infringement of trade laws and regulations by Canon may also have a negative effect on the Canon brand and image.
     All of the above factors regarding international operations could have an adverse impact on Canon’s business results.
     Canon depends on efficient logistics services to distribute its products worldwide.
     Canon depends on efficient logistics services to distribute its products worldwide. Problems with Canon’s computerized logistics system, or regional disputes or labor disputes, such as a dockworker’s strike, could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in loss of sales opportunities due to delays in delivery. Also, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings of vessels and the preparation of warehouse space to reflect such fluctuations could result in either a loss of sales opportunities or the incurrence of unnecessary costs.
     In addition, the increasingly higher levels of precision required of semiconductor production equipment like steppers and mask aligners and the resulting increase in the value of this equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Due to their precision nature, even a very trivial shock to these products during the handling and transportation process could disable the entire product. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s higher-end precision products unmarketable, Canon may not be able to fully recover its investment in the research, development and production of these precision products.
     Substantially higher crude oil prices have lead to increases in the cost of airfreight in the form of fuel surcharge. Continued or further increases in crude oil prices could adversely affect Canon’s results of operations.
     Canon is endeavoring to reduce carbon dioxide emissions by implementing such measures as a new transportation system, including an efficient new rail container system. Failure by Canon to meet its targets may have a negative effect on Canon’s brand and image and its business.
     Economic trends in Canon’s major markets may adversely affect its results of operations.
     Economic downturns and declines in consumption in Canon’s major markets, including Japan, the United States and Europe, may affect the levels of both corporate and consumer sales. Demand of Canon’s consumer products, such as cameras and printers, is to a very significant degree discretionary. A decline in the level of consumption caused by the weakening of general economic conditions could adversely affect Canon’s results of operations.
     Canon’s operating results are also affected by levels of business activity of its customers, which in turn are affected by levels of economic activity in the industries and markets that they serve. Declines in levels of business activity of Canon’s customers caused by the weakening of the global economy could adversely affect Canon’s results of operations.

Risks Related to Environmental Issues
     Canon’s business is subject to environmental laws and regulations.
     Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, collection and recycling of products, clean air, water protection and waste disposal. A violation of these regulations by Canon could have an adverse affect on Canon’s operating results. Canon cannot predict whether any pending or future legislation will be adopted or what effect such legislation would have on it.
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
     Canon is subject to potential liability for the investigation and clean-up of environmental contamination at each of the properties that it owns or operates, at certain properties Canon formerly owned or operated and at off-site locations where Canon arranged for the disposal of hazardous substances. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.
     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances from its facilities. Canon may also face liability for personal injury, property damage or natural resource damage, or for clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number or success of these claims and costs could adversely affect Canon’s results of operations.
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

Other Risks
     Canon must attract and retain highly qualified professionals.
     Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified personnel in development, production, sales and management for Canon’s operations. The competition for these human resources in the high-tech industries in which Canon competes has been increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. Failure by Canon to recruit and train qualified personnel or the loss of key employees could adversely affect Canon’s business and results of operations.
     Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Canon’s business. However, it is difficult to secure the expertise required for a special skills area, such as lens processing, in a short time period. While Canon is currently undertaking a series of planning exercises in order to obtain the expertise needed for each skills area, Canon cannot guarantee that such expertise will be acquired in a timely manner and retained, and failure to do so may adversely affect Canon’s business and results of operations.
     Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.
     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsification, and disappearances of internal databases. Although Canon has implemented backup plans to permit the production of products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may be adversely affected.
     Canon’s operating and financing activities expose Canon to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.
     Canon is exposed to the risks of foreign currency exchange rate fluctuations. Canon’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate fluctuations. These fluctuations can affect the yen value of Canon’s equity investments denominated in foreign currencies and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products that are denominated in foreign currencies. In addition, as a result of translating foreign currency financial statements of Canon’s foreign subsidiaries into Japanese yen, its reporting currency, assets and liabilities, and revenues and expenses will fluctuate. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities, long-term debt in particular.
     The cooperation and alliances with, and strategic investments in, third parties undertaken by Canon may not produce successful results. Also, unexpected emergence of strong competitors through mergers and acquisitions, may affect Canon’s business environment.
     Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments. These activities help Canon’s technological development process. However, weak business trends or disappointing performance by partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return-on-investment.
     In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of business alliances may change the competitive environment of the businesses in which Canon engages, thereby affecting Canon’s future results of operations.
     Canon may be adversely affected by fluctuations in the stock and bond markets.
     Canon’s assets include investments in publicly traded securities. As a result, Canon’s operating results and general financial position may be affected by price fluctuations in the stock and bond markets. In addition, if valuations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s operating results and consolidated financial condition.
     Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect upon Canon’ s business.
     In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes every effort to keep this information confidential through procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the parties or the employees affected, suffer harm to its reputation or be subject to liabilities and/or penalties under applicable statutes.
     Inadvertent disclosure of secret information regarding new technology, would also have a material adverse effect upon Canon’s business.

Item 4. Information on the Company
     A. History and development of the Company
     Canon Inc. is a joint stock corporation (KABUSHIKI KAISHA) formed under the Corporation Law of Japan. Its principal place of business is at 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan. The telephone number is +81-3-3758-2111.
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
     The following are important events in the development of Canon’s business in recent years.
•	In 2001, Canon Vietnam Co., Ltd. was established in Hanoi, Vietnam as a production site for bubble jet printers.

•	In 2001, Canon Zhongshan Business Machines Co., Ltd. was established in Zhongshan, China as a production site for laser beam printers.

•	In 2001, Canon (Suzhou) Inc. was established in Suzhou, China as a production site for digital copying machines and digital multifunction devices.

•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.

•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of establishing a high value-added manufacturing company equipped with product-launching capability.

•	In April 2003, Canon N.T.C.’s marketing operations were spun off and merged with Canon System & Support Inc., and its real estate operations were spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations focuses on development and manufacturing.

•	In January, 2004, Canon Precision Inc., or Canon Precision, a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc., or Hirosaki Precision, a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon’s current or future business results.

•	On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc., or Canotec, joint equity shareholders of Niigata Canotec Co., Inc., or Niigata Canotec, to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly-owned subsidiary of the Company and changed its name to Canon Imaging System Technologies Inc. By making Canon Imaging System Technologies, Inc. a wholly-owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination.

•	On January 1, 2005, Canotec and FastNet, Inc. merged, and the merged entity changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon Group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

•	On September 30, 2005, Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possesses advanced vacuum technology, and made it into a subsidiary. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote the in-house production of manufacturing equipment which is indispensable to differentiate Canon products from the competitions in various fields, including Canon’s new display business.

•	On October 19, 2005, Canon acquired the share of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange Co.,Ltd.), which possesses advanced automation technologies, through tender offer and made it into a subsidiary. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advance in its production reform activities, including the automation of production processes for Canon products.

•	On December 27, 2006, Canon Electronics Inc. acquired shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third party distribution in order to strengthen its group’s information-related business and develop it into a core business, and made that company its subsidiary.
     In fiscal 2006, 2005 and 2004, Canon’s capital expenditures were ¥ 379,657 million, ¥ 383,784 million and ¥ 318,730 million, respectively. In fiscal 2006, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

     For fiscal 2007, Canon projects its capital expenditures will be approximately ¥ 480,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for these capital expenditures will be generated internally through operations.
     B. Business overview
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, or MFDs, laser beam printers, bubble jet printers, cameras and steppers.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 75% of consolidated net sales in fiscal 2006 were generated outside Japan; approximately 31% in the Americas, 31% in Europe and 13% in other areas including Asia.
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
- Business machines -
     The business machines product group is divided into three sub-groups consisting of office imaging products, computer peripherals and business information products.
     Office imaging products
     Canon manufactures, markets and services a wide range of office network digital MFDs, color network digital MFD’s, office copying machines, personal-use copying machines.
     The office-use market is subject to rapid change, and customer preferences have been shifting from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital MFDs in the imageRUNNER (iR) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. For the development of MFDs, Canon makes effective use of a wide range of technologies from the fields of optics, mechatronics, electrophotography, chemistry and image processing. Canon has developed a high-performance image processing chip called “Third color iR controller” and an expandable and functional platform called “MEAP”, multifunctional embedded application platform. This controller provides easy integration with customers’ IT environments together with speedy, high-quality image processing. This boosts office productivity, thereby garnering acclaim from business customers.
     In 2006, sales of color office imaging products continued solid growth as the office color market continued to expand and sales of monochrome digital devices were stable. Canon has expanded its color office imaging products lineups by introducing the iRC5180/4580 and iRC3380/2880 series worldwide to further increase color MFD sales. Canon has also introduced new monochrome MFD models to strengthen its industry leading monochrome MFD product lineup.
     Canon has a powerful line of full- color digital MFDs for users ranging from professional graphic designers to business offices. The trend in the printing industry is gradually moving away from long run printing using expensive machinery to short run printing-on-demand and variable data printing. Canon’s high-end MFDs and color digital MFDs can be applied to the print on demand market. Canon aims to respond to the growing demand for digital color imaging in the commercial print market with products using its renowned V Toner, featuring broad color space and a microscopic wax-based structure, and its oil-less fixing system.
     Canon has a leading market share in monochrome MFDs and copying machines including machines for personal use. While the shift to color has been in progress, especially in Japan, the demand for monochrome machines has been stable accompanying with the expansion of their multifunction capabilities and software development.
     With the evolution of digital technology and communication, MFDs that enable seamless conversion between paper documents and electronic documents have also evolved from being input-output devices to a sophisticated information systems. To deliver solutions that meet the diversifying needs of customers in various industries and niche, Canon has brought to market a full offering of MEAP-enabled office MFD lines both in monochrome and color as well as software products.
     The office imaging products category also includes the related sales of paper and chemicals, service and replacement parts.

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
     As for the monochrome laser beam printer, Canon has started to produce and sell sub-L products that belong to the lower segment of low-end products in Southern China. The unexpected expansion production and selling has caused Canon to expand production in the laser beam printers business.
     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performance the technology has to offer. Canon provides high-performance and high value added models both in single-function printers and multi function printers. In response to intense competition in the inkjet printer segment, Canon launched new lineup of multifunction printers and single function printers from flagship to entry models in 2006. All new model feature a print head called Canon Full-photolithography Inkjet Nozzle Engineering (“FINE”), which boosts print speed and image quality up to 9600 x 2400 dpi with microscopic droplets as small as one picoliter, and ChromaLife100 system, which provides high quality and long-lasting photo images. In addition to high-quality images, Canon PIXMA branded photo printers offer advanced paper handling, such as dual paper path and two-sided duplex printing and new Easy-Scroll Wheel makes operation much easier. With these advanced printer line-ups, Canon has expanded its sales volume and expects the consumables business will expand accordingly.
     Canon markets a wide variety of scanners for a spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (CIS), and scanners with Charge-Coupled Devices (CCD) for high resolution in the CanoScan series. CIS is a close-contact method that allows a significant reduction in scanner weight and size. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy personal computer (“PC”) connection via universal serial bus interface. Although the scanner market has continued to shrink and shift to multi-function printers, Canon has successfully introduced new scanner models to attain a high market share.
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
- Cameras -
     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, and various camera accessories.
     DIGIC III, an improved and upgraded new image processor, features face detection system, and this is the distinguishing feature of Canon’s compact digital cameras. DIGIC III and DIGIC II, both of them have enhanced capabilities for high-quality image reproduction, high-speed data processing, and high quality movie image processing.
     In addition to aiming for the best possible image quality throughout its product lineup, Canon offers digital compact cameras that are easy to use with highly sophisticated product design. The compact digital camera market continued to grow in 2006. Canon increased sales of compact digital cameras through the introduction of 16 new compact digital camera models in 2006. In 2006, new products, such as the Digital Elph SD800 IS (IXY 900 IS in Japan) and PowerShot A530, were well-received in the market worldwide, and Canon increased its market shares and remained a leader in sales of compact digital cameras.
     In the Compact Photo Printer segment Canon has shown significant leadership in this market. Although the majority of the compact photo printer purchasers are considered “early adopters”, as market growth doubled in 2005, and retailers are now realizing the importance of this new business segment. In 2006, Canon introduced three new compact photo printers, one of which is under the brand-new ES series. Canon has been able to leverage the brand recognition of its cameras to attract new customers for its compact photo printers. In addition, Canon is starting to realize profits from sales of consumables, such as paper and ink cartridges related to compact photo printers.
     While the digital SLR market continues its healthy growth, Canon introduced two new digital SLRs in 2006 to keep refreshing its complete lineup. With its unique, and leading digital imaging technology, such as its own Complementary Metal Oxide Semiconductor (CMOS) imaging sensors, Canon has the capability of meeting the requirement of various photographers ranging from professional photographers to the entry-level users.

     In response to the strong increase in unit sales of digital cameras, Canon expanded its internet-based customer support service system in order to strengthen customer services.
     Although the conventional film camera market continues to decline, Canon intends to maintain its firm commitment to lead the film camera business, while closely monitoring the market trends.
     In the camera lens segment, technological developments, including diffractive optical elements, image stabilizers and ultrasonic motors, have helped Canon to maintain a technical lead over other makers. Canon offers over 60 lenses in the EF series. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as silver-halide cameras, greatly contributing to Canon’s sales. The market for interchangeable lenses, which are used for SLR cameras, has grown and aggregate sales of the interchangeable lens have increased every year for the past four years. In 2006, Canon launched a total of four new interchangeable lens models to the market, two of these were launched in the first half of 2006. In response to the increasing demand of the digital SLR, Canon intends to expand its lens sales and market share by introducing interchangeable lenses especially designed for digital SLR cameras, the market of which Canon expects to expand.
     Canon also provides a full line-up of digital video camcorders from versatile, compact and stylish models to its flagship models for professionals. In 2006, Canon finally developed an original imaging sensor for full HD video images, a Complementary Metal Oxide Semiconductor (CMOS) sensor. Together with Canon’s CMOS sensor, HD lens and digital imaging processor (DIGIC DV II), Canon can offer the best quality HD movie in the market.
     The digital camcorder market continues to diversify. In the autumn of 2005 Canon began offering camcorders using DVD and camcorders with HD picture quality in addition to a full line-up of conventional MiniDV products. And in 2006, Canon further strengthened its line-up by introducing a variety of DVD and HDV products. DC40 with 4M pixel CCD brings the “movie and still” concept into DVD camcorder category. HV10 is Canon’s first compact HD camcorder for consumers, equipped with a Canon original HD CMOS sensor, which ensures best quality high definition movie image.
     Quality and performance measures such as high resolution, high brightness, and greater detail or sharpness are the key competitive factors in the market for projectors. In addition to Canon’s independently developed high-resolution projector SX50 launched at the end of 2004, Canon launched three new models SX6, SX60, and X600 in the first half of 2006. The high image quality and high resolution of these products has been well received by system integrators, and these products are capturing high market shares. Canon intends to introduce more new products, differentiated by higher image quality, resolution, and brightness.
- Optical and other products -
     Canon’s optical and other products includes semiconductor production equipment, medical equipment and electronic components.
     Semiconductor production equipment includes steppers and mask aligners. Steppers are used to expose circuits on silicon substrates. Canon has commercialized Krypton Fluoride excimer-laser steppers, Argon Fluoride excimer-laser steppers and i-line steppers. In fiscal 2006, the semiconductor production equipment market expanded, mainly supported by the strong demand from memory manufacturers in Japan, Korea and Taiwan.
     To respond to the demand, Canon accelerated its related activities, including improving the quality of its products and shortening the lead time. As a result, Canon expanded its sales volume. In particular, FPA-6000 ES6a / ES5a (KrF scanning stepper) and FPA-5500 iZa (i-line stepper) made a large contribution to its sales.
     Mask aligners are used to produce liquid crystal displays, or LCDs. The LCD market recently faced an oversupply of LCD panels, which led to severe price-reduction of LCD panels. As a result, Canon was affected by the reduction of equipment investment by panel manufacturers.
     Canon believes that, based on global units, it is the world leader in television broadcasting lenses, which are used to capture images from sports and news events, concerts and studio broadcasts. In fiscal 2006, the market for television broadcasting lenses grew, as a result of a global trend to introduce digital broadcasting equipment. In fiscal 2006, Canon launched a series of cost-effective HD lenses that match both the performance and the costs of the new HD acquisition systems, developed in response to the transitioning to HDTV Newsgathering, HD reality shows, and other lower-budget HD productions. Canon maintained its position as the market leader for television broadcasting lenses.
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
     In Japan, Canon sells its products primarily through Canon Marketing Japan Co., Inc., mainly to dealers and retail outlets.
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
     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2006, such sales constituted approximately 22% of Canon’s consolidated net sales, as compared to 21% in the previous fiscal year.
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

NET SALES BY PRODUCT GROUP

	Years ended December 31
	2006	change	2005	change	2004
	(Millions of yen except percentage data)
Business machines:
Office imaging products	¥1,185,925	2.8%	¥1,153,240	2.9%	¥1,120,972
Computer peripherals	1,398,408	12.3	1,244,906	8.3	1,149,914
Business information products	106,754	2.4	104,255	-10.9	117,067

	2,691,087	7.5	2,502,401	4.8	2,387,953
Cameras	1,041,865	18.5	879,186	15.2	763,079
Optical and other products	423,807	13.7	372,604	17.6	316,821

Total	¥4,156,759	10.7	¥3,754,191	8.3	¥3,467,853

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2006	change	2005	Change	2004
	(Millions of yen except percentage data)
Japan
Unaffiliated customers	¥1,037,657	5.9%	¥979,748	6.6%	¥919,153
Intersegment	2,311,482	13.0	2,046,173	8.7	1,882,973
Total	3,349,139	10.7	3,025,921	8.0	2,802,126

Americas
Unaffiliated customers	¥1,277,867	12.1%	¥1,139,784	7.8%	¥1,057,066
Intersegment	4,764	-35.8	7,424	-16.2	8,863
Total	1,282,631	11.8	1,147,208	7.6	1,065,929

Europe
Unaffiliated customers	¥1,313,919	11.5%	¥1,178,672	8.1%	¥1,090,712
Intersegment	3,586	62.6	2,206	-47.0	4,161
Total	1,317,505	11.6	1,180,878	7.9	1,094,873

Others
Unaffiliated customers	¥527,316	15.6%	¥455,987	13.7%	¥400,922
Intersegment	792,018	22.5	646,530	9.3	591,677
Total	1,319,334	19.7	1,102,517	11.1	992,599

Eliminations
Unaffiliated customers	¥—	—%	¥—	—%	¥—
Intersegment	-3,111,850	—	-2,702,333	—	-2,487,674
Total	-3,111,850	—	-2,702,333	—	-2,487,674

Consolidated
Unaffiliated customers	¥4,156,759	10.7%	¥3,754,191	8.3%	¥3,467,853
Intersegment	—	—	—	—	—
Total	4,156,759	10.7	3,754,191	8.3	3,467,853

Note:	The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors. Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale.

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
Sources of supply
     Canon purchases materials such as glass, aluminums, plastics, steels, and chemicals for using it for various product parts and in the manufacturing of products. With the development of globalization in production, Canon procures raw materials from all over the world, and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability, and financial condition.
     Prices of some raw materials fluctuate according to the market. Due to the high price of crude oil and increase in demand toward China, the market place is tight since the beginning of last year. However, Canon believes it will be able to continue to obtain sufficient quantities of raw materials to meet its needs.
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
     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation/ Fuji Xerox Co., Ltd., Hewlett-Packard Company, Lexmark International Inc., Ricoh Company, Ltd., Konica Minolta Holdings, Inc. and Seiko Epson Corporation. Canon believes that it is one of the leading global manufacturers of copying machines, digital MFDs, laser beam printers, bubble jet printers, image scanners and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In China, the current market leaders for business machines are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon hopes to join this group by introducing products tailored to the market and by strengthening sales and service channels. Also in regards to the office color market, in addition to Ricoh and Xerox, Konica Minolta has been very aggressive with its color strategy especially in Europe and the US, and competition in this market has become fierce.
     Also, as a recent trend, convergence of the copier industry and the printer industry has become apparent. Competition at the low-end segment has turned especially fierce by the impact of printer-based MFDs on copier market. Canon sees this market convergence as a growth opportunity and has enhanced our printer and printer- based MFP lineups. Canon also ensures to differentiate itself from other competitors by offering comprehensive solutions to customers.
•	Cameras
     Competition in the camera industry is intense, with many established market participants offering excellent products with competitive pricing. Canon’s primary competitors in digital cameras are Sony Corporation, Fujifilm Imaging Co., Ltd., Olympus Corporation, Nikon Corporation, Casio Computer Co., Ltd., Matsushita Electric Industrial Co., Ltd., Samsung Electronics Co., Ltd. and Eastman Kodak Company.
     In the digital SLR market, competition has become tougher in 2006, with more newcomers with aggressive approach into the growing market. Canon is committed to keep leading the digital SLR market, with aggressive investment to develop new models.
     Canon’s primary competitor in the lens market is Nikon Corporation whose popular class digital SLR cameras are selling well. Another major competitor is Sigma Corporation, which sells products that are compatible with Canon’s SLR camera lens.

     In the compact digital cameras, the segment industry’s trend of declining prices will continue in 2007, and it will become tougher to maintain current profit levels. Also, the market in the economically developed countries could be peaking due to high household penetration.
     While we see the above-mentioned tough signs, we also see many positive signs as well. For instance, as China and Eastern Europe including Russia have shown significant growth, Canon has achieved the leading market share in China and Russia. Also, Canon’s cost reduction efforts have shown very positive progress utilizing the advantages of significant economies of scale. We believe Canon’s compact Digital Steel Camera (“DSC”) business will continue to benefit from these conditions.
     Canon’s primary competitors in digital video camcorders are Sony Corporation, Matsushita Electric Industrial Co., Ltd., Victor Company of Japan Ltd., Hitachi Ltd. and Samsung Electronics Co., Ltd. In fiscal 2006, Canon expanded its line-up of DVD and HDV camcorders.
•	Steppers and Aligners
     The market for steppers and aligners, used in the manufacture of semiconductor devices and LCDs, is highly competitive. The market is characterized by a relatively small number of dominant suppliers, since the development of steppers and aligners requires extremely precise design and manufacturing techniques and, as a result, very high levels of capital investment.
     Canon’s primary competitors in the market for steppers and aligners are Nikon Corporation and ASML Holding N.V., (“ASML”). Nikon Corporation has a reputation for its excellent technology, especially optical lenses, and Intel Corporation, the world’s leading semiconductor manufacturer, is one of their major customers. ASML has in recent years improved its competitive position by taking advantage of government subsidies and by focusing on the rapidly growing foundry manufacturer industry. In fiscal 2002, ASML further increased its competitive position by acquiring SVG Lithography Systems Inc. As a result of the acquisition, ASML is now one of the largest semiconductor manufacturing equipment companies in Europe.
     Because of the substantial capital expenditures required to install and integrate equipment into a semiconductor production line, semiconductor manufacturers tend to purchase their stepper and aligner production equipment from the vendor that originally supplied the chip fabrication equipment. Canon competes principally on its ability to meet and exceed product specifications, including resolution and throughput, quality, reliability and system maintenance cost. Because of the very rapid pace of technological innovation in the semiconductor industry, Canon believes that its ability to provide new products on a timely basis is also a key competitive consideration for customers seeking to integrate stepper and aligner production systems into the planning and design of their new facilities.
Patents and licenses
     Canon holds a large number of patents (including utility model rights), design rights and trademarks in Japan and abroad to protect its technology products that arise from its research and development and utilizes these intellectual property rights as important strategic management tools. For instance, Canon has been utilizing its intellectual property rights, such as patents, to expand its product lines and business operations and to form alliances and exchange technologies with other companies.
     According to the United States patent annual list, which IFI CLAIMS® Patent Services have released, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States, as Canon maintained reputation as a famous technology-oriented company.
     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, particularly in areas such as electrophotography, laser beam printers, multifunction printers, facsimiles and cameras.
     Some examples include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimiles)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Brother Industries, Ltd.	(electrophotography and facsimiles)
Kyocera Mita Corporation	(electrophotography)
Konica Minolta Holding Co.,Ltd.	(business machines)
Toshiba Corporation	(business machines)
Sharp Corporation	(electrophotography)
     Canon has also been granted licenses with respect to patents held by other companies.
     Some examples include:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus, and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
Nano-Proprietary Inc.	(FED technology)
St. Clair Intellectual Property Consultants, Inc.	(Selection of digital camera’s image format)

     Canon has also entered into cross-licensing agreements with other major industry participants.
     Some examples include:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Matsushita Electric Industrial Co., Ltd.	(video tape recorders and video cameras)
Eastman Kodak Co.	(electrophotography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles and word processors)
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
1.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”), and Directive on Waste Electrical and Electronic Equipment (“theWEEE Directive”).
     These directives were published in the European Union’s Official Journal on February 13, 2003. Member states were required to bring into force the laws necessary to comply with these directives by August 13, 2004. Beginning July 1, 2006, companies must ensure that their electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon adapted its products so that they do not contain the prohibited hazardous substances.
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
     The Soil Pollution Prevention Law of Japan , administered by the Japanese Ministry of the Environment, went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for another purpose. The results of such investigation are reported to the prefectural governor. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area”, publicly announce such designation and make available upon request the investigation report. The substances designated in the law consist of 25 chemical groups, including substances such as lead, arsenic, and trichloro ethylene. If there is a possibility that the soil pollution of the designated area may affect human health, the governor will issue an order to the landowner to take remedial actions.
     In response to the law, Canon has commenced a detailed survey and measurement of soil and groundwater to determine the existence of pollution at all of Canon Group’s operational sites in Japan. Additional costs may arise as remedial measures become necessary. These factors may adversely affect Canon’s results of operations and financial conditions.
     See “Risk Factors—Risks Related to Environmental Issues —Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”
3.	Law for Promotion of Effective Utilization of Resources of Japan
     The Law for Promotion of Effective Utilization of Resources of Japan, administered by the Japanese Ministry of Economy, Trade and Industry, was enacted in April 2001. This Law requires manufacturers of “specified reuse-promoted products”, including copiers, to promote the use of recyclable resources and recovered products (designing and manufacturing products that can be easily reused or recycled). The coverage and requirements of the law may be expanded in the future, and may have an adverse affect on its results of operations.

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
     In response to the law, Canon now promotes :
•	manufacture of products that consume less electricity to prevent global warming and to conserve energy,
•	use of recycled parts and recycled materials,
•	reduction of the types of raw materials used in order to conserve resources, and
•	acceleration of the date by which the requirements of the law are implemented to promote the elimination of hazardous substances.
     The law also requires Canon to collect its used products and recycle them, establish alternative technologies for hazardous substances used in products and standardize the substances used in its products. These measures will entail additional costs and may adversely affect its results of operations and financial conditions.
5.    European Union Directive on Batteries and Accumulators and Waste Batteries and Accumulators
     On September 26, 2006, a new directive on batteries and accumulators and waste batteries and accumulators was published in the EU Official Journal to replace a similar existing directive. EU member states must implement the directive by September 26, 2008, and manufacturers and sellers must comply with these laws based on the new directive. Whereas the existing directive applies only to batteries with a certain mercury, cadmium and lead content, the new directive applies to all batteries and accumulators placed on the European Community market. When enacted, the new directive will require specified labels on all batteries (The deadline differs from country to country). In addition, it establishes specific targets for collection, treatment and recycling of batteries and accumulators. Canon expects that compliance with the new directive will increase its financial costs such as recycling fees and guarantees of products placed on the market.
6.    Administrative Measures on the Control of Pollution Caused by Electronic Information Products of China
     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products on February 28, 2006. These measures regulate the content of electronic information products. Step 1 was implemented for the products manufactured on and after March 1, 2007. Almost all the Canon products will be covered by this regulation. The regulation targets electronic information products however, it also covers medical equipments, semi-conductor manufacturing equipments and consumables such as cartridges, as well as component, parts and materials of such products, which are not covered by EU RoHS Directive.
     To comply with Step 1 requirements, a specified China specific mark shall be put on all the covered products, and their use of the six substances same as those regulated by the EU RoHS must be shown on product manuals. In addition, product’s environmental protection use period (EPUP) must be described on its recycling mark with the production date, and packaging materials shall be shown on the boxes, etc. that pack the covered products.
     As Step 2 requirements, the content of six substances in specific electronic information products (those specified in the “list for emphasized management”) would be restricted by the similar limitation of the EU RoHS Directive, and a China-specific compulsory products certification system will be introduced for such products. However, the publication of the standards to implement these measures has been delayed, and the “emphatic management list” has not been published.
     These requirements will increase Canon’s costs and may have an adverse affect on its results of operations and financial conditions.
7.    U.S. States’ Legislations concerning Waste Electric and Electronic Products and RoHS-like Regulations
     The electric and electronic equipment recycling laws have been enacted in some states such as California or Washington, and more draft recycling laws are now being discussed in about 20 states. Most states’ laws cover only displays or TVs, so the impact on Canon has not been significant to date. However, there are some state laws, like the law of Massachusetts, which require manufacturers to bear the costs of collection and recycling of printers and fax, and some other products made by Canon. Canon expects that compliance with the state requirements might increase its costs such as recycling fees and guarantees of products sold there.
     Some drafts state laws are being considered in California and other states., which would restrict a certain hazardous substances in the electric and electronic equipments in a manner similar to the EU RoHS Directive. If such requirements are enacted, they might increase Canon’s costs .
8.    The European Framework for the management of chemical substances, or REACH Regulations
     On Dec. 18, 2006, the European Union has approved the draft REACH Regulations which would establish a framework for the management scheme for all the commercial chemical substances. After publication in the Official Journal, it will be implemented on June 1, 2007. This framework, if adopted, would apply to almost all the chemicals (that is, products in gaseous, liquid, paste or powdery form) and the “articles” (products in solid state) manufactured in or imported into the European Union. All the chemicals manufactured/ imported over specific thresholds shall be registered in the European Union with information about its usage or chemical characters, etc., and authorization shall be required when using certain substances. Moreover, the use of substances regarded as “dangerous” might be prohibited. The suppliers of the “articles” will have to report to the EU when certain substances are contained in them, and to provide information about such substances to consumers upon its requests. When such requirements are enacted, they might increase Canon’s costs to comply with them.
9.    The European Framework for the Setting of Requirements for Energy-Using Products (so-called “EuP directive”)
     The European Union published a directive that establishes a framework for the setting of environmental requirements for energy-using products, the “EuP directive”, on July 22, 2005. Member states are required to bring into force the laws necessary to comply with the directive concerning eco-design by August 11, 2007. This framework directive applies to all products that use energy, and under this directive, implementing measures for specific product categories must be adopted by the European Commission and the member states. Until these implementing measures are clarified, it is difficult to predict the effects of the EuP directive. However, one of the first implement measures is expected to require that covered products should not use more than 1 watt (2 watts for a product with a facsimile function) in their standby mode.

10.    Kyoto Protocol to the United Nations Framework Convention on Climate Change
     The Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force on February 16, 2005. In order for the Japanese Government to achieve a goal set in the Kyoto Protocol, a Kyoto Protocol Target Achievement Plan was issued and decided at a Cabinet Meeting in April, 2005, and the related revisions of the Energy Conservation Law as well as the Global Warming Prevention Promotion Law came into force in April, 2006. Since CO2 emissions in Japan have been increasing each year, the Japanese Government is required to include stricter measures for significant CO2 emission reductions in a revised Kyoto Protocol Target Achievement Plan which will be reviewed and decided sometime early in 2008.
     Canon will try to achieve its voluntary action plan that corresponds to voluntary action plans of the Japan Business Federation (Nihon Keidanren) and the Electric & Electronic Industries Four Associations to which Canon belongs, and to comply with the revised regulations. Canon will carefully monitor the Japanese Government’s actions as well as activities of industrial sectors and consider a contingency plan, if necessary, such as the Kyoto Mechanism.
     From product planning stage, Canon places considerable emphasis on meeting requirements of green purchasing laws, international ENERGY STAR Program, and other standards. Canon is also actively promoting to acquire certification for all major eco-labels.
     Canon is promoting to grasp and establish management of the environmental impact of chemical substances in products , and to limit use of products in line with the EU’s RoHS Directive, which requires makers to eliminate or replace six hazardous substances from a very early stage.
     Along with the global movement to establish a green purchasing network, Canon has built an assurance system for chemical substances contained in its products under which Canon will only buy from those suppliers that comply with the Green Procurement Standards.
     Canon is establishing the infrastructure for recycling and reduced waste generation in line with the concepts of Extended Producer Responsibility, which is achieving greater acceptance worldwide.
     C. Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2006, Canon had 219 consolidated subsidiaries and 14 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated, as of December 31, 2006.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Marketing Japan Inc.	Tokyo, Japan	50.3%	50.7%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 23 plants in Japan and 17 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2006 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Headquarters, Tokyo	2,468	R&D, corporate administration, other functions

Canon Global Management Institute, Tokyo	100	HRD Training & administration

Mizonokuchi HRD center, Kanagawa	78	HRD Training & administration

Kosugi Office, Kanagawa	398	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,039	R&D in electrophotographic technologies

Hiratsuka Development Center, Kanagawa	348	Development of displays, electronic devices

Ayase Office, Kanagawa	394	R&D and manufacturing of semiconductor devices

Optics R&D Center, Tochigi	473	R&D in optical technologies, development and sales of broadcasting equipment

Tamagawa Office, Kanagawa	95	Quality Engineering Division

Yako Development Center, Kanagawa	902	Development of inkjet printers, Ink Jet chemical products

Utsunomiya Plant, Tochigi	857	Manufacturing of EF lenses, video camcorder lenses, broadcasting lenses, lenses for business machines, other specialized optical lenses

Toride Plant, Ibaraki	2,914	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products,chemical products

Ami Plant, Ibaraki	1,252	semiconductor production equipment; design and manufacturing of factory automation equipment and metal molds

Utsunomiya Optical Products Plant, Tochigi	1,420	R&D, manufacturing, sales and servicing of semiconductor equipment; sales of broadcasting equipment; R&D and sales of medical equipment

Canon Electronics Inc.,Saitama and Gunma	1,153	Development, production and sales of camera components, magnetic heads, sensors, micrographics, document scanners, LBPs, laser scanner units, portable data terminals, semiconductor equipment

Canon Finetech Inc, , Ibaraki, Tokyo, Yamanashi, and Fukui	763	Production and sales of business machines, business machine peripherals, chemical products, business-use printers

Canon Precision Inc.,Aomori	1,089	Development, production and sales of motors; production of toner cartridges, sensors

Optron Inc., Ibaraki	143	Polishing of optical crystals (for steppers, cameras, telescopes), vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Chemicals Inc.,Ibaraki	1,783	Toner cartridges and advanced-function parts, plastic precision-molded parts, metal molds

Canon Components Inc.,Saitama	602	Image sensor units, printed circuit boards, Ink Jet print heads/ink tanks

Oita Canon Inc., Oita	1,344	SLR cameras, digital SLR and compact cameras, digital video camcorders, visual communication cameras

Nagahama Canon Inc., Shiga	1,100	LBPs, toner cartridges, a-si drums

Oita Canon Materials Inc., Oita	1,200	Chemical products for copying machines and printers

Ueno Canon Materials Inc., Mie	632	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Production of inkjet printers, Ink Jet print heads/ink tanks; analysis of software and fonts

Canon Semiconductor Equipment Inc., Ibaraki	495	Development and production of semiconductor production-related equipment; production of small-sized copying machines and copying units

Canon Ecology Industry Inc., Ibaraki and Saitama	369	Recycling of toner cartridges; business machine repair

Nisca Corporation, Yamanashi	465	Development, design, production and sales of business machines, information products, optical equipment

Miyazaki Daishin Canon Co., Ltd., Miyazaki	130	Digital video camcorders, digital cameras, electronics packaging

Canon ANELVA Corporation	490	Electron devices, panel devices, electronic components, for R&D

Canon Machinery Inc.	293	Semiconductor, electronic components, energy relation

SED Inc.	739	Flat-screen SED(Surface-conduction Electron-emitter Display)panels

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)
[Europe]

Canon Giessen GmbH, Giessen, Germany	362	Production and remanufacturing of copying machines; refilling of toner cartridges; remanufacturing of semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Production of low-speed copying machines and toner cartridges; recycling of toner cartridges

[America]

Canon Virginia, Inc.,Virginia, U.S.	828	Production of toner cartridges, toner for copying machines

[Asia]

Canon Inc., Taiwan, Taiwan	415	Production of SLR and compact cameras, EFS and other lenses, precision-metal molds

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	561	Production of Digital cameras, EF lenses, optical lens parts

Canon Dalian Business Machines, Inc. , Dalian China	1,250	Production and recycling of toner cartridges; production of LBPs, MFDs

Canon Zhuhai, Inc., Zhuhai, China	836	Production of Compact cameras, digital cameras, LBPs, MFDs, image scanners, contact image sensors

Tianjin Canon Inc., Tianjin, China	148	Production and sales of copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya, Thailand	1,301	Ink Jet printers, personal-use copying machines, facsimile machines, MFDs

Canon Ayutthaya Thailand Ltd., Thailand	182	Ink Jet printers, personal-use copying machines, facsimile machines, MFDs

Canon Engineering Thailand Ltd., Ayutthaya, Thailand	130	Metal molds, plastic injection mold parts

Canon Zhougshan Business Machines Co., Ltd., Zhougshan, China	729	Production of LBPs

Canon Vietnam Co., Ltd., Hanoi, Vietnam	1,772	Production of Ink Jet printers, LBPs

Canon (Suzhou) Inc., Suzhou, China	805	Production of Color and monochrome digital copying machines

Canon Finetech(Suzhou) Business Machines Inc. , Suzhou, China	351	Production of digital printers, peripherals, service parts

Thai Nisca Co.Ltd., Ayutthaya, Thailand	190	Production and sales of optical equipment and OA equipment

Canon Finetech Industries Development Co., Ltd., Shenzhen, China	216	Production and sales of copying machines, semi-finished products, parts
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.

Item 5. Operating and Financial Review and Prospects
     A. Operating Results
     The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.
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
     Canon divides its businesses into three product groups: business machines, cameras, and optical and other products. The business machines product group has three sub-groups: office imaging products, computer peripherals and business information products.
Economic environment
     Looking back at the global economy in 2006, in the United States, despite a decrease in housing investment, the economy continued to display growth with healthy employment conditions and continued growth in consumer spending, along with an increase in corporate capital investment. In Europe, while exports appeared somewhat sluggish due to the appreciation of the euro, the region indicated a trend toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to improvements in the employment environment. Within Asia, the Chinese economy maintained a high growth rate while other economies in the region also enjoyed generally favorable conditions. In Japan, although consumer spending has yet to fully regain its strength, the economy maintained a trend toward recovery amid increased capital spending fueled by strong corporate performances.
Market environment
     With respect to the markets in which the Canon Group operates, within the camera segment demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid as the office market moved toward color and multifunctionality. As for computer peripherals, including printers, although demand grew for color as well as monochrome laser beam printers, and shifted rapidly within the inkjet printer market from single-function to multifunction models, the segment suffered amid severe price competition. In the optical equipment segment, although demand for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers, demand for steppers, used in the production of semiconductors, was strong, supported by increased investment by manufacturers. The average value of the yen for the year was ¥116.43 to the U.S. dollar and ¥146.51 to the euro, representing year-on-year decreases of about 5% against the U.S. dollar, and 7% against the euro.
Summary of operations
     In 2006, the first year of a new five-year management plan—Phase III of Canon’s Excellent Global Corporation Plan—Canon achieved record highs in both consolidated net sales and net income, and a seventh consecutive year of sales and profit growth, mainly due to a solid rise in sales of digital cameras and color network digital MFDs, and laser beam printers, along with the positive effects of the depreciation of the yen.In fiscal 2006, Canon achieved 10.7% growth in net sales, to ¥4,156,759 million, and an 18.5% increase in net income, to ¥455,325 million. Canon’s gross profit increased by 13.3%, to ¥2,060,480 million.
Key performance indicators
     Following are the key performance indicators (KPIs) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2006	2005	2004	2003	2002
Net sales (Millions of yen)	¥4,156,759	¥3,754,191	¥3,467,853	¥3,198,072	¥2,940,128
Gross profit to net sales ratio	49.6%	48.5%	49.4%	50.3%	47.6%
R&D expense to net sales ratio	7.4%	7.6%	7.9%	8.1%	7.9%
Operating profit to net sales ratio	17.0%	15.5%	15.7%	14.2%	11.8%
Inventory turnover within days	45 days	47 days	49 days	49 days	51 days
Debt to total assets ratio	0.7%	0.8%	1.1%	3.1%	5.0%
Stockholders’ equity to total assets ratio	66.0%	64.4%	61.6%	58.6%	54.1%

Note: Inventory turnover within days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

-Revenues-
     As Canon seeks to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. Following are some of the KPIs relating to revenue that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a much lesser extent, provision of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group important to assessing Canon’s performance in sales in various product groups in light of market trends.
     Gross profit ratio (ratio of gross profit to net sales) is another KPIs for Canon. Through its reforms in product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through efficiency enhancements in production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and Canon intends to continue to pursue further shortening of product development lead times and reductions in production costs.
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
     Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations. Management also seeks debt-free operations. For a manufacturing company such as Canon, the process for realizing profit on any endeavor can be lengthy, involving as it does R&D, manufacturing, and sales activities. Management, therefore, believes that it is important to have sufficient financial strength so that it does not have to rely on external funding. Canon has continued to reduce its reliance on external funding for capital investments in favor of generating the necessary funds from its own operations.
     Stockholders’ equity to total assets ratio (ratio of total stockholder’s equity to total assets) is another KPI for Canon. Canon believes the stockholders’ equity to total asset ratio measures its long-term viability. Canon believes that a high or increasing stockholders’ equity ratio usually indicates that Canon has a good, or improving ability to fund debt obligations and other unexpected expenses, which means in the long-term that Canon is better able to maintain a high level of stable investments for its future operations and development. As Canon puts a strong emphasis on its research and development activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of stockholders’ equity to total assets ratio.
Critical accounting policies and estimates
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. Canon believes that the following are the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
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
     Canon offers service maintenance contracts for most office imaging products for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.
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

Allowance for doubtful receivables
     Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. Canon maintains an allowance for doubtful receivables for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.
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
Valuation of deferred tax assets
     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes in any of these factors may require possible recognition of significant valuation allowances to these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts which may not be realized are charged to income tax expense and will adversely affect net income.
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
     In preparing its financial statements for fiscal 2006, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 4.8%. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 11%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by the Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions.”
     Decrease in expected return on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2007, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately ¥3,040 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects the value of plan assets in future fiscal years and, ultimately, future pension income (expense).
     On December 31, 2006, Canon adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required Canon to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.
     Effective January 1, 2007, Canon and certain of its domestic subsidiaries have amended their defined benefit pension plans, and the projected benefit obligation has decreased by ¥101,620 million. This decrease will be amortized as a reduction of net periodic benefit cost over the employees’ average remaining service period. The amount will be approximately ¥5,834 million per year. In conjunction therewith, Canon and certain of its domestic subsidiaries have implemented a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.

Consolidated result of operations
Fiscal 2006 compared with fiscal 2005
     Summarized results of operations for fiscal 2006 and fiscal 2005 are as follows:

	2006	Change	2005
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥4,156,759	+10.7%	¥3,754,191
Operating profit	707,033	+21.3	583,043
Income before income taxes and minority interests	719,143	+17.5	612,004
Net income	455,325	+18.5	384,096

Net income per share:
Basic	341.95	+18.5	288.63
Diluted	341.84	+18.5	288.36
Note: See note of Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2006 totaled ¥ 4,156,759 million. This represents a 10.7% increase from the previous fiscal year, reflecting solid rises in sales of digital cameras and color network digital MFDs, and laser beam printers, along with the positive effects of the depreciation of the yen.
     Overseas operations are significant to Canon’s operating results and generated approximately 75% of total net sales in fiscal 2006. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.
     The average value of the yen in fiscal 2006 was ¥ 116.43 to the U.S. dollar, and ¥ 146.51 to the euro, representing depreciation of about 5% against the U.S. dollar, and 7% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations favorably impacted net sales by approximately ¥ 138,700 million. This favorable impact was comprised of approximately ¥ 67,800 million for U.S. dollar denominated sales, ¥ 65,900 million for euro-denominated sales and ¥ 5,000 million for other foreign currency-denominated sales.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2006, 2005 and 2004 was 50.4%, 51.5% and 50.6%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2006 increased by 13.3% to ¥ 2,060,480 million from fiscal 2005. The gross profit ratio improved 1.1 points year on year to reach 49.6%. The improved gross profit ratio was mainly the result of such factors as the introduction of automated production lines, and the in-house manufacturing of key components and key devices, in addition to cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, which absorbed the negative effects of severe price competition in the consumer product market.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Although R&D expenditures grew 7.6% in fiscal 2006 from the previous year to ¥ 308,307 million, the operating expenses to net sales ratio improved 0.4 points. This was achieved by limiting growth in selling, general and administrative expenses, with the exception of a temporary increase in expenses related to the relocation of operation bases, below the growth rate for net sales. In general, Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew in fiscal 2006 from the previous year, resulting from increased R&D activities.
Operating profit
     Operating profit in fiscal 2006 increased by 21.3% to ¥ 707,033 million from fiscal 2005. Operating profit in fiscal 2006 was 17.0% of net sales, compared with 15.5% in fiscal 2005.
Other income (deductions)
     Other income (deductions) declined ¥ 16,851 million, attributable to an increase of currency exchange losses and a decrease in gains on sales of securities, although interest income grew in line with the rise in the interest rate.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2006 was ¥ 719,143 million, a 17.5% increase from fiscal 2005, and constituted 17.3% of net sales.

Income taxes
     Provision for income taxes increased by ¥ 35,448 million from fiscal 2005, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2006 declined by 0.3% compared with fiscal 2005.
Net income
     As a result of factors offerings above, net income in fiscal 2006 increased by 18.5% to ¥ 455,325 million, which exceeds the growth rate of income before income taxes and minority interests. This represents an 11.0% return on net sales.
Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include laser beam printers, single function inkjet printers, inkjet multifunction peripherals and image scanners.
•	Business information products include micrographic equipment, personal computers and calculators.
•	The cameras product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.
•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.
Sales by product
     Canon’s sales by product group are summarized as follows:

	2006	Change	2005
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,185,925	+2.8%	¥1,153,240
Computer peripherals	1,398,408	+12.3	1,244,906
Business information products	106,754	+2.4	104,255

Total business machines	2,691,087	+7.5	2,502,401

Cameras	1,041,865	+18.5	879,186
Optical and other products	423,807	+13.7	372,604

Total	¥4,156,759	+10.7%	¥3,754,191

     Sales of business machines, constituting 64.7% of consolidated net sales, increased 7.5%, to ¥ 2,691,087 million in fiscal 2006.
     Sales of office imaging products increased 2.8% in fiscal 2006, to ¥ 1,185,925 million. In the business machine segment, sales of color network digital MFDs, which are grouped in the office imaging products sub-segment, recorded significant growth with the launch of such new models as the mid to high-speed office-use iR C5180 series, the low-power-consumption iR C3380 series, and the high-image-quality imagePRESS C1 for commercial printing. Among monochrome network digital MFDs, while the sales increased in the Asian market, sales of monochrome models declined in other markets as demand shifted toward color models. Color office imaging products accounted for 31% and 28% and monochrome office imaging products accounted for 52% and 56% of office imaging products sales in fiscal 2006 and 2005, respectively. Sales of facsimiles and information system business accounted for 17% and 16% of sales of office imaging products in both fiscal 2006 and 2005, respectively.
     Sales of computer peripherals increased 12.3% in fiscal 2006 to ¥ 1,398,408 million. Laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 50% and monochrome machines, particularly low-end models, also recording healthy growth of over 10%. Sales in value terms also rose significantly. As for inkjet printers, despite a decline in demand for single-function models and severe price competition in the market, sales in value terms increased along with unit sales. Sales performance was boosted by the introduction of 24 new models—13 single-function models and 11 multifunction models—including the high-speed user-friendly PIXMA MP600 and overseas entry-level-model PIXMA MP160 all-in-ones, which contributed to a stronger product lineup while also supporting favorable sales growth for consumables.
     Sales of business information products increased 2.4%, to ¥ 106,754 million in fiscal 2006, mainly due to the growth in the demand for document scanner.

     Sales of cameras continued to achieve significant sales growth of 18.5% in fiscal 2006, totaling ¥ 1,041,865 million. The continued strong demand for digital SLR cameras has fueled continued growth with particularly strong sales for the advanced-amateur-model EOS 30D, launched in the first half of 2006, and the EOS DIGITAL REBEL XTi, launched in the second half. This, in turn, led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact digital cameras also continued to expand steadily with the introduction of 16 new models in 2006, including six stylish ELPH-series models and 10 PowerShot-series models that cater to a diverse range of shooting styles. As a result, unit sales of digital cameras grew by more than 20% compared with the previous year. Digital cameras accounted for 75% and 72% and conventional film cameras accounted for 15% and 16% of camera sales in fiscal 2006 and 2005, respectively. In the field of digital video camcorders, the launch of consumer-market HDV models equipped with Canon HD CMOS sensors contributed to expanded sales, filling out the company’s digital camcorder lineup along with MiniDV and DVD models. Video camcorders accounted for the remaining 10% and 12% of camera sales in fiscal 2006 and 2005, respectively. Sales of cameras constituted 25.1% of consolidated net sales in fiscal 2006.
     Sales of optical and other products increased 13.7% in fiscal 2006, to ¥ 423,807 million. In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand due to a significant increase in investment by manufacturers, sales of optical products decreased amid declining demand for aligners, used to produce LCD panels, due to restrained investment by LCD manufacturers. As for the other products included in the segment, the newly consolidated subsidiaries last year contributed to significant sales growth. Sales of optical and other products constituted 10.2% of consolidated net sales in fiscal 2006.
Sales by region
     A summary of net sales by region in fiscal 2006 and fiscal 2005 is provided below:

	2006	Change	2005
	(Millions of yen, except percentage data)
Japan	¥932,290	+8.9%	¥856,205
Americas	1,283,646	+12.0	1,145,950
Europe	1,314,305	+11.3	1,181,258
Others	626,518	+9.8	570,778

Total	¥4,156,759	+10.7%	¥3,754,191

Note: This summary of net sales by region of destination is determined by the location of the customer.
     A geographical analysis indicates that net sales in fiscal 2006 increased in every region.
     In Japan, net sales increased by 8.9% in fiscal 2006 from fiscal 2005. The results were mainly attributable to increased sales of digital cameras and steppers, used in the production of semiconductors and the significant sales growth of the newly consolidated subsidiaries acquired last year.
     In the Americas, net sales increased by 6.6% on a local currency basis, mainly due to increased sales of digital cameras and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products such as the EOS 30D, advanced-amateur-model, and the EOS DIGITAL REBEL XTi. On a yen basis, after accounting for the depreciation of the yen against the U.S. dollar, net sales in the Americas increased by 12.0%.
     In Europe, net sales increased by 4.3% on a local currency basis mainly due to increased sales of digital cameras and laser beam printers. On a yen basis, after accounting for the depreciation of the yen against the euro, net sales in Europe grew 11.3% in fiscal 2006.
     Sales in other areas increased by 9.8% on a yen basis in fiscal 2006, reflecting overall sales growth, particularly in digital cameras.
Operating profit by product
     Operating profit for business machines in fiscal 2006 increased ¥ 57,201 million to ¥ 599,229 million. The gross profit ratio improved compared to the previous year, due to cost reduction efforts, and the sales-to-expense ratio declined, contributing to an increase in operating profit.
     Operating profit for cameras increased ¥ 95,032 million to ¥ 268,738 million. The gross profit ratio for the camera segment improved, due to such factors as increased sales of new products and cost reduction efforts.
     Operating profit for optical and other products in fiscal 2006 increased ¥ 2,655 million to ¥ 41,475 million. The gross profit ratio increased compared to the previous year, due to an increase in sales of steppers.

Fiscal 2005 compared with fiscal 2004
     Summarized results of operations for fiscal 2005 and fiscal 2004 are as follows:

	2005	Change	2004
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,754,191	+ 8.3%	¥3,467,853
Operating profit	583,043	+ 7.2	543,793
Income before income taxes and minority interests	612,004	+ 10.8	552,116
Net income	384,096	+ 11.9	343,344

Net income per share:
Basic	288.63	+ 11.6	258.53
Diluted	288.36	+ 11.8	257.85
Note: See note of Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2005 totaled ¥ 3,754,191 million. This represents an 8.3% increase from the previous fiscal year, reflecting significant growth in sales of digital cameras, color network digital MFDs and projection aligners.
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
     The average value of the yen in fiscal 2005 was ¥ 110.58 to the U.S. dollar, and ¥ 137.04 to the euro, representing a depreciation of 2% against both currencies, compared with the previous year. The effects of foreign exchange rate fluctuations favorably impacted net sales by approximately ¥ 66,400 million. Net sales denominated in foreign currency increased by approximately ¥ 41,500 million in U.S. dollars, increased by ¥ 16,300 million in euro, and increased by ¥ 8,600 million in other foreign currencies.
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
Gross profit
     Canon’s gross profit in fiscal 2005 increased by 6.2% to ¥ 1,819,043 million from fiscal 2004. Despite such negative factors as escalating prices of raw materials and a severe price competition, the gross profit ratio for the year remained at high, with a decrease of 0.9 points from the previous year, owing to cost reductions realized through ongoing production-reform and procurement-reform efforts.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Although R&D expenses grew 4.1% from the previous year to ¥ 286,476 million, keeping spending growth below the growth rate for net sales, the operating expenses to net sales ratio improved 0.7 points. In general, Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew in fiscal 2005 from the previous year, resulting from increased R&D activities.
Operating profit
     Operating profit in fiscal 2005 increased by 7.2% to ¥ 583,043 million from fiscal 2004. Operating profit in fiscal 2005 was 15.5% of net sales, compared with 15.7% in fiscal 2004.
Other income (deductions)
     Other income (deductions) improved by ¥ 20,638 million, attributable to an increase of interest revenue, resulting from such factors as an increase in surplus funds accompanying the improved balance sheet and a rise in interest rates in the United States, along with a decrease in currency exchange losses.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2005 was ¥ 612,004 million, a 10.8% increase from fiscal 2004, and constituted 16.3% of net sales.

Income taxes
     Provision for income taxes increased by ¥ 18,771 million from fiscal 2004, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2005 declined by 0.3% compared with fiscal 2004.
Net income
     Net income in fiscal 2005 increased by 11.9% to ¥ 384,096 million, which exceeds the growth rate of income before income taxes and minority interests. This represents a 10.2% return on net sales.
Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include laser beam printers, single function inkjet printers, inkjet multifunction peripherals and image scanners.
•	Business information products include micrographic equipment, personal computers and calculators.
•	The cameras product group includes SLR cameras, compact cameras, digital cameras and digital video camcorders.
•	The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.
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
Sales by product
     Canon’s sales by product group are summarized as follows:

	2005	Change	2004
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,153,240	+ 2.9%	¥1,120,972
Computer peripherals	1,244,906	+ 8.3	1,149,914
Business information products	104,255	-10.9	117,067

Total business machines	2,502,401	+4.8	2,387,953

Cameras	879,186	+ 15.2	763,079
Optical and other products.	372,604	+17.6	316,821

Total	¥3,754,191	+8.3%	¥3,467,853

     Sales of business machines, constituting 66.7% of consolidated net sales, increased 4.8%, to ¥ 2,502,401 million in fiscal 2005.
     Sales of office imaging products increased 2.9%, to ¥ 1,153,240 million. Demand for network digital MFDs continues to shift from monochrome machines to color models, as well as towards higher-end features. The Color imagingRunner(“iR”) C3170/2570 series, equipped with a new high-speed image-processing chip, and the iR C3220/2620 series continued to sell well in both Japan and European markets, as did the new high-speed iR C6870/5870 series models. Among monochrome network digital MFDs, mid-level models such as the iR4570/3570/2870/2270 series contributed to expanded sales, along with the iR6570/5570, featuring energy-saving performance and high productivity, and the iR2020/2016 series, with enhanced networking features. Color office imaging products accounted for 28% and 24% and monochrome office imaging products accounted for 56% and 62% of office imaging products sales in fiscal 2005 and 2004, respectively. Sales of facsimiles and information system business accounted for 16% and 14% of sales of office imaging products in both fiscal 2005 and 2004, respectively.
     Sales of computer peripherals increased 8.3% to ¥ 1,244,906 million. Laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 30% and monochrome machines, particularly low-end models, also recording healthy growth. Sales in value terms also rose despite the effect of the shift in market demand toward lower priced models. Inkjet printers recorded an increase in unit sales of more than 10%, with the PIXMA iP3000/4000 and, in markets outside of Japan, the PIXMA MP110/130 maintaining brisk sales. Additionally, newly introduced models, including the PIXMA iP4200, the PIXMA iP1600 in overseas markets, and high-speed all-in-one models such as the PIXMA MP500, contributed to a stronger product lineup, which also fueled sales growth in value terms.
     Sales of business information products decreased 10.9%, to ¥ 104,255 million in fiscal 2005, mainly due to the intentional curtailing of personal computer sales in the domestic market.

     Sales of cameras continued to achieve significant sales growth of 15.2%, totaling ¥ 879,186 million. The continued strong demand for digital SLR cameras has fueled robust growth, with the EOS DIGITAL REBEL XT, launched in the first half of 2005, and the EOS 5D, launched in the second half, recording particularly strong sales along with continued healthy sales of the EOS 20D, launched in the previous period. This, in turn, has led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD400 and PowerShot A520, launched in the first half of 2005, as well as the PowerShot SD550 and PowerShot SD450 models, introduced in the second half. As a result, unit sales of digital cameras grew by more than 20% compared with the previous year. Digital cameras accounted for 72% and 69% and conventional film cameras accounted for 17% and 16% of camera sales in fiscal 2005 and 2004, respectively. In the field of digital video camcorders, newly introduced Mini DV, DVD, and HDV models, including the Optura 600, the DC20/10, and the XL H1 registered strong performances. Video camcorders accounted for the remaining 11% and 15% of camera sales in fiscal 2005 and 2004, respectively. Sales of cameras constituted 23.4% of consolidated net sales in fiscal 2005.
     Sales of optical and other products increased 17.6%, to ¥ 372,604 million. In the optical and other products segment, demand for steppers, used in the production of semiconductors, has continued to lag since the summer of 2004, resulting in a drop in the number of units sold and, consequently, a decrease in sales value. Sales of aligners, however, which are used in the production of LCD panels realized notable growth in terms of both volume and value owing to increased investments by LCD manufacturers in response to the rapidly expanding LCD television market. Additionally, the vacuum thin-film deposition and processing equipment produced by the Company’s newly consolidated subsidiaries contributed to expanded sales. Sales of optical and other products constituted 9.9% of consolidated net sales in fiscal 2005.
Sales by region
     A summary of net sales by region in fiscal 2005 and fiscal 2004 is provided below:

	2005	Change	2004
	(Millions of yen, except percentage data)
Japan	¥856,205	+ 0.8%	¥849,734
Americas	1,145,950	+ 8.2	1,059,425
Europe	1,181,258	+ 8.0	1,093,295
Others	570,778	+ 22.6	465,399

Total	¥3,754,191	+ 8.3%	¥3,467,853

Note: This summary of net sales by region of destination is determined by the location of the customer.
     A geographical analysis indicates that net sales in fiscal 2005 increased in every region.
     In Japan, net sales increased by 0.8% in fiscal 2005 from fiscal 2004. The results were mainly attributable to increased sales of office imaging products, computer peripherals, and digital cameras. Color network digital MFDs which include the Color imageRUNNER(iR) C3170/2570 series, equipped with a new high-speed image-processing chip, and the iR C3220/2620 series lineup, have contributed to increased sales of office imaging products.
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
Operating profit by product
     Operating profit for business machines in fiscal 2005 increased ¥ 20,944 million to ¥ 542,028 million. The gross profit ratio remained at a previous year level, due to cost reduction efforts, and the sales-to-expense ratio declined, contributing to an increase in operating profit.
     Operating profit for cameras increased ¥ 42,908 million to ¥ 173,706 million. The gross profit ratio improved, due to an increase in unit sales of digital cameras.
     Optical and other products in fiscal 2005 increased ¥ 9,988 million to ¥ 38,820 million. The gross profit ratio increased compared to the previous year, due to an increase in sales of aligners.

Segment information by product and geographic area
     Segment information by product and by geographic area for the years ended December 31, 2006, 2005 and 2004 are shown below.
The following table provides segment information by product:

	As of/for the year ended December 31, 2006
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,691,087	¥1,041,865	¥423,807	—	¥4,156,759
Intersegment	—	—	190,687	¥(190,687)	—

Total	2,691,087	1,041,865	614,494	(190,687)	4,156,759

Operating cost and expenses	2,091,858	773,127	573,019	11,722	3,449,726

Operating profit	¥599,229	¥268,738	¥41,475	¥(202,409)	¥707,033

Assets	¥1,617,198	¥542,866	¥501,008	¥1,860,843	¥4,521,915
Depreciation and amortization	127,873	28,756	37,018	68,647	262,294
Capital expenditure	154,259	31,517	36,272	157,609	379,657

	As of/for the year ended December 31, 2005
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,502,401	¥879,186	¥372,604	—	¥3,754,191
Intersegment	—	—	158,114	¥(158,114)	—

Total	2,502,401	879,186	530,718	(158,114)	3,754,191

Operating cost and expenses	1,960,373	705,480	491,898	13,397	3,171,148

Operating profit	¥542,028	¥173,706	¥38,820	¥(171,511)	¥583,043

Assets	¥1,427,277	¥480,957	¥517,527	¥1,617,792	¥4,043,553
Depreciation and amortization	123,037	27,662	28,011	47,231	225,941
Capital expenditure	201,887	57,678	15,955	108,264	383,784

	As of/for the year ended December 31, 2004
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,387,953	¥763,079	¥316,821	—	¥3,467,853
Intersegment	—	—	138,419	¥(138,419)	—

Total	2,387,953	763,079	455,240	(138,419)	3,467,853

Operating cost and expenses	1,866,869	632,281	426,408	(1,498)	2,924,060

Operating profit	¥521,084	¥130,798	¥28,832	¥(136,921)	¥543,793

Assets	¥1,338,817	¥399,207	¥418,418	¥1,430,579	¥3,587,021
Depreciation and amortization	115,830	21,880	24,895	30,087	192,692
Capital expenditure	134,128	39,783	52,264	92,555	318,730
Notes:
(1)	General corporate expenses of ¥ 202,328 million, ¥ 171,522 million and ¥ 136,929 million in the years ended December 31, 2006, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of ¥ 17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.
(2)	Corporate assets of ¥ 1,860,933 million, ¥ 1,239,255 million and ¥ 1,430,599 million as of December 31, 2006, 2005 and 2004, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(3)	The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar.

The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2006
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥1,037,657	¥1,277,867	¥1,313,919	¥527,316	—	¥4,156,759
Intersegment	2,311,482	4,764	3,586	792,018	¥(3,111,850)	—

Total	3,349,139	1,282,631	1,317,505	1,319,334	(3,111,850)	4,156,759
Operating cost and expenses	2,558,685	1,236,138	1,272,463	1,275,817	(2,893,377)	3,449,726

Operating profit	¥790,454	¥46,493	¥45,042	¥43,517	¥(218,473)	¥707,033

Assets	¥2,644,116	¥432,001	¥682,381	¥339,314	¥424,103	¥4,521,915

	As of/for the year ended December 31, 2005
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥979,748	¥1,139,784	¥1,178,672	¥455,987	—	¥3,754,191
Intersegment	2,046,173	7,424	2,206	646,530	¥(2,702,333)	—

Total	3,025,921	1,147,208	1,180,878	1,102,517	(2,702,333)	3,754,191
Operating cost and expenses	2,362,019	1,110,415	1,147,658	1,071,155	(2,520,099)	3,171,148

Operating profit	¥663,902	¥36,793	¥33,220	¥31,362	¥(182,234)	¥583,043

Assets	¥2,419,012	¥406,101	¥569,750	¥312,472	¥336,218	¥4,043,553

	As of/for the year ended December 31, 2004
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥919,153	¥1,057,066	¥1,090,712	¥400,922	—	¥3,467,853
Intersegment	1,882,973	8,863	4,161	591,677	¥(2,487,674)	—

Total	2,802,126	1,065,929	1,094,873	992,599	(2,487,674)	3,467,853
Operating cost and expenses	2,206,141	1,025,628	1,071,552	965,080	(2,344,341)	2,924,060

Operating profit	¥595,985	¥40,301	¥23,321	¥27,519	¥(143,333)	¥543,793

Assets	¥1,793,679	¥341,616	¥533,865	¥271,566	¥646,295	¥3,587,021
Notes:
(1)	General corporate expenses of ¥ 202,328 million, ¥ 171,522 million and ¥ 136,929 million in the years ended December 31, 2006, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of ¥ 17,141 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.
(2)	Corporate assets of ¥ 1,860,933 million, ¥ 1,239,255 million and ¥ 1,430,599 million as of December 31, 2006, 2005 and 2004, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”
(3)	Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale. The segments are defined under Japanese GAAP. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors.

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
     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in consolidation adjustments between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2006, 2005 and 2004 were 3.7%, 3.0% and 2.8%, respectively. This compares with returns of 11.0%, 10.2% and 9.9% on total operations for the respective years.
     Recent developments
     Canon has decided to purchase from Toshiba Corporation (“Toshiba”) all of Toshiba’s outstanding shares of SED Inc., a Canon subsidiary. On completion of the purchase, SED Inc. became a wholly owned subsidiary of Canon, effective January 29, 2007. In accordance with this decision, which was based on the assumption of prolonged litigation pending against Canon in the United States with respect to SED technology, Canon will carry out the SED panel business independently in order to facilitate the earliest possible launch of a commercial SED television business. Canon, with the necessary cooperation from Toshiba, will make every effort for the smooth launch of its television business based on the high image quality achieved by SED technology.
     Canon Electronics Inc. acquired the shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third-party distribution and made it into a subsidiary as of December 27, 2006. By making e-System Corporation a subsidiary, Canon Electronics Inc. aims to make further advances in its group’s information-related business and develop it into a core business.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2006 increased ¥150,673 million to ¥1,155,626 million, compared with ¥1,004,953 million in fiscal 2005 and ¥887,774 million in fiscal 2004. Canon’s cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.
     Net cash provided by operating activities in fiscal 2006 increased by ¥89,563 million from the previous year to ¥695,241 million, reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income. Cash flow from operating activities consisted of the following components: the major component of Canon’s cash inflow is cash received from customers, while the major components of Canon’s cash outflow are payments for parts and materials, operating expenses, and income taxes.
     For fiscal 2006, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reduction. Cost reduction reflects a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll payments increased, due to the increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the regions. Cash outflow for payments for selling, general and administrative expenses increased, but the increase was within the range of the increase in net sales, due to cost-cutting efforts. Cash outflow for payments of income taxes increased, due to the increase in taxable income.
     Net cash used in investing activities in fiscal 2006 was ¥460,805 million, compared with ¥401,141 million in fiscal 2005 and ¥252,967 million in fiscal 2004, consisting primarily of capital expenditures. Capital expenditures in fiscal 2006 totaled ¥424,862 million, which was used mainly to expand production capabilities in Japan and overseas regions and to strengthen the Company’s R&D-related infrastructure. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥234,436 million for fiscal 2006 as compared to ¥204,537 million for fiscal 2005.
     Net cash used in financing activities totaled ¥107,487 million in fiscal 2006, mainly resulting from a decrease in loan repayments accompanying the company’s strengthened financial position despite a large increase in the dividend payout. The Company paid dividends in fiscal 2006 of ¥83.33 per share, which was an increase of ¥16.66 per share over the prior year (after adjusting for the effect of three for two stock split in 2006).
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
     Short-term loans (including current portion of long-term debt) amounted to ¥15,362 million at December 31, 2006 compared to ¥5,059 million at December 31, 2005. Long-term debt (excluding current portion) amounted to ¥15,789 million at December 31, 2006 compared to ¥27,082 million at December 31, 2005.
     Canon’s long-term debt generally consists of lease obligations, as well as fixed-rate notes and convertible debentures which Canon has issued in the domestic market with original maturities of ten to fifteen years.
     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

     As of February 28, 2007, Canon’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.
     Capital expenditure in fiscal 2006 amounted to ¥379,657 million compared with ¥383,784 million in fiscal 2005 and ¥318,730 million in fiscal 2004. In fiscal 2005, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster the Company’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2007, Canon projects its capital expenditures will be approximately ¥480,000 million. The capital expenditures include investments in new production plants and new facilities of Canon.
     Employer contributions to Canon’s worldwide defined benefit pension plans were ¥44,981 million in fiscal 2006, ¥40,059 million in fiscal 2005, ¥31,018 million in fiscal 2004. During fiscal 2007, Canon expects to make cash contributions of approximately ¥17,369 million to its defined benefit pension plans.
     Working capital in fiscal 2006 increased ¥239,101 million, to ¥1,619,042 million, compared with ¥1,379,941 million in fiscal 2005 and ¥1,248,987 million in fiscal 2004. This increase was primarily a result of an increase in cash and cash equivalents. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2006 was 2.39 compared to 2.28 for fiscal 2005 and 2.27 for fiscal 2004.
     Return on assets (Net income divided by the average of total assets as of December 31, 2006, 2005 and 2004) recorded 10.6% in fiscal 2006, compared to 10.1% in fiscal 2005 and 10.1% in fiscal 2004. Return on stockholders’ equity was 16.3% in fiscal 2006 compared with 16.0% in fiscal 2005 and 16.8% in fiscal 2004.
     Debt to total assets ratio was 0.7%, 0.8% and 1.1% as of December 31, 2006, 2005 and 2004, respectively. Canon had short-term loans and long-term debt of ¥31,151 million as of December 31, 2006, ¥32,141 million as of December 31, 2005 and ¥38,530 million as of December 31, 2004.
     C. Research and development, patents and licenses
     Canon kicked off the year 2006, the first year of Phase III (2006-2010) of the Excellent Global Corporation Plan, with an objective to realize “Sound Growth” toward “Joining the World’s Top 100 Companies.”
Canon has established the following as key strategies:
•	Realize the overwhelming No.1 position worldwide in all current core businesses,
•	Expand operations through diversification and
•	Identify new business domains and accumulate necessary technological capabilities

Canon is striving to achieve these strategies as follows:
•	Realize the No.1 position worldwide in all current core businesses: Product R&D divisions will work together with the corporate R&D headquarters to bolster product competitiveness through development of superior next-generation products.
•	Expand operations through diversification: Canon is studying existing technologies to expand business opportunities and develop required technologies for new SED businesses to make SEDs the windows for images and information in living rooms.
•	Identify new business domains and accumulate necessary technological capabilities: Canon has established a Strategic Committee for New Businesses. In addition, Canon is developing and strengthening relationships with universities and other research institutes to carry on fundamental research and develop cutting-edge technologies. Canon has signed a comprehensive partnership agreement with Tokyo Institute of Technology in 2005 regarding joint research on advanced materials and imaging technologies. Canon has also tied up with Kyoto University to develop next-generation medical-image processing technologies.
     Canon has utilized 3D-CAD systems for some time to boost R&D efficiency by curtailing product development times and costs. Moreover, Canon enhanced and evolved its simulation, measurement, and analysis technologies by introducing leading-edge facilities, including one of Japan’s highest-performance cluster computers in 2005. As a result, Canon has succeeded in further reducing the need for prototypes, dramatically lowering costs and shortening development lead times.
     Canon has R&D centers worldwide, including the USA. Each of our R&D centers, with its expertise, is collaborating with other centers to achieve synergies, and cultivating closer ties in fields ranging from basic research to product development.
     The Company’s R&D activities are conducted in the following four organizations:
•	Core Technology Development Headquarters, where component engineering and base technology R&D, such as optics technology and nanotechnology, is conducted
•	Leading-Edge Technology Development Headquarters, where most advanced technology R&D, aiming to create new technological capabilities, is conducted
•	Platform Technology Development Headquarters, where platform technology R&D, such as system Large-Scale Integration (LSI) chips, network technology and visual information technology, is conducted
•	Device Technology Development Headquarters, where key device R&D, such as for semiconductor devices, is conducted
     Canon’s consolidated R&D expenditures were ¥308,307 million in fiscal 2006, ¥286,476 million in fiscal 2005 and ¥275,300 million in fiscal 2004. The ratios of R&D expenditure to consolidated total net sales for fiscal 2006, 2005, and 2004 were 7.4%, 7.6% , and 7.9%, respectively.
     Canon believes that new products protected by seminal patents will not easily allow competitors to catch up with it, and provide Canon with advantages in establishing standards in the market and industry. According to the United States patent annual list, which IFI CLAIMS® Patent Services released, Canon obtained the 3rd-greatest number of private sector patents in 2006. This achievement marks Canon’s fifteenth consecutive year as one of the top three patent-receiving private-sector organizations.

     D. Trend information
Trend information
     The global economy is generally expected to maintain a prolonged economic growth this year, despite predictions of slightly lower growth rate in major areas of Japan, the U.S., and Europe. Business competition in general, however, is expected to further intensify and the business conditions surrounding the Canon Group will likely remain difficult.
     Under these circumstances, the Canon Group has positioned 2007, the second year of Phase III (2006 to 2010) of its “Excellent Global Corporation Plan,” as a year for fundamental strengthening to achieve 2010 objectives and will accelerate our growth.
     For this year, the 70th anniversary of our founding, key objectives toward that end include, first of all, introducing even more competitive new products to boost our competitiveness against other companies with the aim of achieving the overwhelming No.1 position worldwide in all of our current core businesses. Secondly, we aim to achieve steady cost reductions and further reduce our cost ratio through continuous measures to improve productivity, such as promoting production automation by introducing high-speed automation equipment; bringing the in-house production of more key parts, taking procurement innovation activities to an even higher level; and building an IT system that centralizes business information for everything from planning and development to production, sales, procurement, and logistics.
     Renewing our awareness that companies’ mission is to maintain product quality, we will build or enhance our systems for quality management, safety management and crisis management, including measures to heighten awareness, to help ensure that our quality fits for an excellent global corporation.
     We will also reform our research and development activities from the new perspective to secure robust patents, which are a critical lifeline for a manufacturer and the very source of competitiveness for a high-value-added manufacturing business. Lastly, toward the objective of becoming a truly excellent global corporation, we will bring to bear the resource of the entire Canon Group to ensure that our compliance activities are thoroughly implemented, that our internal controls are strictly enforced, and that our management excels in transparency.
Business machines segment
Office imaging products
     In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing, and multifunction models. Also, in addition to the mid-segment products for the office market which is enjoying steady growth, Canon expects that the market for higher-end models and low-end multifunction models will expand as well. The market for color digital devices continued to grow rapidly, and sales of monochrome digital MFDs were stable, reflecting the market trend shifting from single-function to multifunction. Recently, there has been a new, printer-based MFP market created by other printer vendors as they seek to enter the copier and MFD market.
     To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. In 2006, Canon strengthened the product lineups of its color digital devices in addition to its existing full line of monochrome machines and maintained its market share by executing business strategies in line with current market trends.
Computer peripheral products
     In the Inkjet printer market, Canon expects a continuation of declines in market prices, slowdown in market growth, and a shift from single-function printers (“SFP”) to MFPs. To manage in line with these trends, Canon launched new lineups of SFP and MFP from flagship to entry models in order to expand its printer sales.
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
Business information products
     The market for business-use document scanners has further expanded as demand for document scanners has accelerated due to the evolving office IT environment and the need to comply with various laws related to the management of information. Under these conditions, in the “DR Scanner series” , Canon has introduced the “DR-2050C II” as a new product for the segment of affordable machines with the most significantly expanding demand and worked to expand sales of this product and the “DR-1210C” introduced in the first half of 2006. As a result, sales steadily increased.
     With regard to servers and personal computers, demand from corporate clients in the Japanese market held steady in fiscal 2006, but a decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving the proposal of unique combinations of various products. This trend is expected to continue in fiscal 2007.

Cameras segment
     The entire digital camera market continues to expand. While the growth rate has slowed in Japan and the United States, emerging markets, especially China and Eastern Europe, have experienced strong growth. In addition, the emergence of digital imaging systems has contributed to this growth as well, such as PC-free direct printing systems, by expanding the digital imaging functionality through network connectivity, along with the improvement of the user-friendly image processing interfaces and software.
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
     Canon expects the market for compact digital cameras to expand in the intermediate term. However, profit margins for the overall industry are moving lower as prices fall and competition increases. Therefore, Canon seeks to continue cutting production costs while expanding sales volumes.
     There are signs of rapid growth in the market for compact photo printers, which present a new business opportunity. By creating a strong product line over the mid-term, Canon believes that it will be able to take a significant role in this market and turn the compact photo printer business into a new earnings source for Canon.
     Canon played a major role in the continued expansion of the digital SLR market in fiscal 2006. This market is expected to continue growing for the time being. However, Canon expects the growth rate to decline over-time.
     The market for film cameras is contracting as a result of the rapid shift to digital cameras. Canon anticipates this trend to continue, both for film single lens reflex cameras and for film compact cameras.
     Canon expects the interchangeable lens market to grow as a result of the rapid market penetration of digital SLR cameras. Canon aims to expand its sales and market share by introducing the most suitable products for the digital SLR camera market, which is expected to continue growing.
     For video camcorders, analog camcorder sales have been further replaced by sales of digital camcorders even in the United States and Europe, where this transition had been comparatively slow. Now almost the entire world has made the switch over to digital. Against this background two new trends have emerged in the market. First, the introduction of video cameras using DVDs, HDDs, SD cards and other new forms of media has resulted in a trend in which convenience offered by the products is increasingly emphasized. Second, the trend towards higher picture quality has evolved, provided by products using high-resolution recording methods such as HDV and AVCHD. Canon believes that these two trends are stimulating the market by responding to more diverse user needs, and will likely contribute to further growth for the overall digital video market.
     Canon will seek continued sales growth with a stronger product line while investing in research and development in order to better respond to new market trends.
     Canon expects that the market for business-use liquid crystal projectors will continue to grow by about 20% per year on a unit basis, while market prices will continue to decline, resulting in almost no growth in monetary terms. In addition to our independently developed SX50 high-resolution projector released at the end of 2004, Canon has also introduced the SX6, 60 and X600 models late in the second half of 2006. The high picture quality and resolution offered by these models have won high praise from system integrators, allowing Canon to capture a large share of the market for high-resolution projectors. Canon expects to continue to develop distinctive, value-added products by further improving picture quality, resolution and brightness.
Optical and other products segment
     In the semiconductor-production equipment industry, equipment manufacturers must provide high quality products corresponding to rapid technology progress. Canon will continue to focus on developing new products which adopt leading-edge technologies, such as immersion exposure technology and ultra precision processing and measurement technology.
     In the LCD production mask aligner market, Canon will seek to strengthen its technical capabilities to meet the recent trend toward larger glass-substrates due to the increasing demand for larger LCD televisions.
     In addition, Canon will continue to make distinctive products enabling high resolution and high productivity.
     In the TV lens market, demand for HDTV, which has grown in the United States and Japan, is now growing as well in Europe. In particular, there has been increased demand for lenses used for broadcasting sporting events and for producing dramas and documentaries. Canon also expects to see new demand in China and other Asian markets thanks to greater progress in digitalization. At the same time, there have been signs of expanded HDTV applications by the press in Japan and the United States while Canon already has a major market share worldwide for this class of lens, it intends to continue to strengthen its position in this market.
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
     Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥30,051 million at December 31, 2006. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees are insignificant.
     F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2006.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥10,585	5,263	4,850	465	7
Other Long-Term Debt	20,467	10,000	10,432	22	13
Operating Lease Obligations	60,378	16,025	22,565	10,532	11,256
Purchase commitments for :
Property Plant and Equipment.	107,685	107,685	—	—	—
Parts and Raw Materials	85,403	85,403	—	—	—

Total	¥284,518	224,376	37,847	11,019	11,276

     Canon provides warranties generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue is recognized and is included in selling, general and administrative expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2006, accrued product warranty costs amounted to ¥18,144 million.
     At December 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated ¥107,685 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥85,403 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
     Directors and corporate auditors of the Company as of March 31, 2007 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Tsuneji Uchida	President & COO	4/1965	Entered the Company
(Oct. 30, 1941)		4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ/ Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President
		5/2006	President & COO *

Toshizo Tanaka	Executive Vice President	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ Group Executive of Policy and Economy Research HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ*
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ*
		3/2007	Executive Vice President*

Nobuyoshi Tanaka	Senior Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate Intellectual Property & Legal HQ)	1/1991	Senior General Manager of Semiconductor Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Junji Ichikawa	Senior Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Optical Products HQ)	1/1970	Entered the Company
		4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director
		4/2003	Group Executive of Production Management HQ
		4/2004	Chief Executive of Optical Products HQ*
		3/2006	Senior Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Hajime Tsuruoka	Senior Managing Director	3/1970	Entered Meiji Seika Kaisha Ltd.
(July 9, 1943)		11/1973	Entered the Company
		4/1995	President of Canon Italia S.p.A.
		3/1997	Director
		9/1997	President of Canon Deutschland GmbH
		3/1999	President of Canon Europa N.V.*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Akiyoshi Moroe	Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of General Affairs HQ, Group Executive of External Relations HQ)	7/1996	Deputy Group of Executive of Human Resource Management & Organization HQ
		3/1999	Director
		4/1999	Group Executive of General Affairs HQ*
		10/2000	Group Executive of Information & Communications Systems HQ
		3/2003	Managing Director*
		5/2006	Group Executive of External Relations HQ*

Kunio Watanabe	Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Strategy & Development HQ,	4/1995	Group Executive of Corporate Strategy & Development HQ*
	Deputy Group Executive of Policy and Economy Research HQ)	3/1999 3/2003	Director Managing Director*
		1/2007	Deputy Group Executive of Policy and Economy Research HQ*

Yoroku Adachi	Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd. Chairman of Canon Hong Kong Co., Ltd. Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director *
		4/2005	President of Canon U.S.A., Inc.*

Yasuo Mitsuhashi	Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director *

Tomonori Iwashita	Managing Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Chief Executive of Image	4/1999	Senior General Manager of
	Communications Products HQ)		Camera Development Center
	Group Executive of Global	1/2001	Group Executive of Photo
	Environment Promotion HQ)		Products Group
		3/2003	Director
		4/2003	Deputy Chief Executive of Image Communication Products HQ
		4/2006	Chief Executive of Image Communication Products HQ*
		3/2007	Managing Director*
		3/2007	Group Executive of Global Environment Promotion HQ*

Masahiro Osawa	Managing Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Global Procurement HQ)	7/1997 2/2003	Vice President of Canon U.S.A., Inc. Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director
		4/2004	Group Executive of Global Procurement HQ*
		3/2007	Managing Director*

Shigeyuki Matsumoto	Managing Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device Technology Development Headquarters)	1/2002	Group Executive of Device Technology Development Headquarters*
		3/2004	Director
		3/2007	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Katsuichi Shimizu	Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ HQ
		3/2003	Director*
		4/2003	Chief Executive of Inkjet Products HQ*

Ryoichi Bamba	Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.*
		3/2003	Director*

Toshio Honma	Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Group Executive of L Printer Products HQ)	4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director*
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Group Executive of L Printer Products HQ*

Keijiro Yamazaki	Director	4/1971	Entered the Company
(Oct. 14, 1948)	(Group Executive of Human Resource Management & Organization HQ,	4/1999	General Manager of Human Resource Management & Organization Div.
		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director*
		4/2004	Group Executive of Information & Communications Systems HQ
		3/2006	Group Executive of Human Resource Management & Organization HQ*

Shunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)	(Group Executive of Core Technology Development HQ)	1/1998	Senior General Manager of Nano-technology Research Center
		4/2001	Deputy Group Executive of Display Development HQ
		3/2004	Director*
		4/2004	Group Executive of SED Development HQ
		10/2004	President of SED Inc.
		1/2006	Group Executive of Core Technology Development HQ*

Masaki Nakaoka	Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Group Executive of Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director*
		4/2005	Chief Executive of Office Imaging Products HQ*

Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Group Executive of Leading-Edge Technology Development HQ)	1/1998	Senior General Manager of Canon Research Center
		1/2000	Deputy Group Executive of Core Technology Development HQ
		3/2004	Director*
		4/2004	Group Executive of Leading-Edge Technology Development HQ*
		7/2005	Group Executive of Core Technology Development HQ

Haruhisa Honda	Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Chief Executive of Chemical Products Operations Group Executive of Product Engineering HQ)	4/1995	Senior General Manager of Cartridge Development Center
		3/2004	Director*
		4/2004	Chief Executive of Chemical Products Operations*
		3/2007	Group Executive of Production Engineering HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Tetsuro Tahara	Director	4/1971	Entered the Company
(Jan. 31, 1949)	(Group Executive of Global Manufacturing & Logistics HQ)	4/1999	Senior General Manager of Office Imaging Products Production Management Center
		4/2002	Deputy Chief Executive of Office Imaging Products HQ
		4/2003	President of Canon (Suzhou) Inc.
		3/2006	Director*
		4/2006	Group Executive of Global Manufacturing & Logistics HQ*

Seijiro Sekine	Director	4/1972	Entered the Company
(Oct. 20, 1948)	(Group Executive of Information & Communication Systems HQ)	4/1995	General Manager of Business Information Systems Division
		1/2001	Deputy Group Executive of Information & Communication Systems HQ
		10/2004	Group Executive of Logistics HQ
		3/2006	Director*
		4/2006	Group Executive of Information & Communication Systems HQ, Deputy Group Executive of Global Manufacturing & Logistics HQ
		1/2007	Group Executive of Information & Communication Systems HQ*

Shunji Onda	Director	4/1972	Entered Canon Sales Co., Inc.
(Mar. 13, 1950)	(Deputy Group Executive of Finance &		(renamed Canon Marketing Japan Inc.)
	Accounting HQ)	7/1980	Entered the Company
		1/1999	General Manager of Peripheral Products Chief Executive Office
		1/2002	General Manager of Finance Division
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director*
		4/2006	Deputy Group Executive of Finance & Accounting HQ*

Kazunori Fukuma	Director	4/1972	Entered Toshiba Corporation
(Feb. 24, 1950)		6/2005	Executive Officer & Corporate Vice President of Toshiba Corporation
		1/2006	President of SED Inc.*
		1/2007	Entered the Company
		3/2007	Director*

Hideki Ozawa	Director	4/1973	Entered Canon Sales Co., Inc.
(Apr. 28, 1950)			(renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	President of Canon Singapore Pte. Ltd.
		4/2005	President of Canon (China) Co.,Ltd*.
		3/2007	Director*

Masaya Maeda	Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Group Executive of Digital Imaging Business Group)	1/2002	Senior General Manager of Digital Consumer Products Development Center of Toshiba Corporation
		7/2003	Deputy Group Executive of Digital Imaging Business Group
		1/2006	Group Executive of Digital Imaging Business Group*
		3/2007	Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Teruomi Takahashi	Corporate Auditor	9/1971	Entered the Company
(June 10, 1943)		3/1999	Director
		4/1999	Chief Executive of Chemical Products HQ
		2/2001	Chief Executive of BJ Products HQ
		4/2001	Chief Executive of i Printer Products HQ
		4/2003	Chief Executive of Chemical Products HQ
		3/2004	Corporate Auditor *

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar.16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		10/2000	General Manager of Corporate Planning Division
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor *

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor, the Company*

Yoshinobu Shimizu	Corporate Auditor	3/1973	Registered as Certified Public Accountant*
(Oct. 26, 1944)		6/1990	Representative Partner of Showa Ota & Co.
		5/2002	Deputy Chief Executive Officer of Century Ota Showa & Co. (renamed Ernst & Young ShinNihon)
		3/2006	Corporate Auditor, the Company*

Minoru Shishikura	Corporate Auditor	4/1976	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 13, 1953)		4/1998	General Manager of Metropolitan Corporate Loan Dept. of The Dai-Ichi Mutual Life Insurance Co.
		4/2000	General Manager of Loan Department of The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Credit Department of The Dai-Ichi Mutual Life Insurance Co.
		3/2006	Corporate Auditor, the Company*

Term
     All directors and corporate auditors are elected by the shareholders at their general meeting.
     The term of office of directors is one year. The current term of all directors expires in March 2008. The term of office of corporate auditors is four years. The current term for Mr. Ohe expires in March 2011, while current terms for Mr. Takahashi and Mr. Nagata, who were elected in the general meeting of shareholders in March 2004, expire in March 2008, and current terms for Mr. Shimizu and Mr. Shishikura, who were elected in the general meeting of shareholders in March 2006, expires in March 2010.
     Board members and corporate auditors may serve any number of consecutive terms.
     There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or corporate auditor.
Board of Directors and Corporate Auditors
     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 27, and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
     The board of directors has ultimate responsibility for the administration of the Company’s affairs. By resolution, the board of directors designates, from among its members, representative directors, who have authority individually to represent the Company generally in the conduct of its affairs.
     Under the Corporation Law of Japan, board members must refrain from engaging in any business competing with the Company unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.
     The Corporation Law of Japan requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change or abolish material corporate organizations such as a branch office.

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
     The corporate auditors constitute the board of corporate auditors. Under the Corporation Law of Japan, the board of corporate auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the auditor report if a corporate auditor’s opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by corporate auditors of the Company’s affairs and financial position and other matters concerning the performance of the corporate auditors’ duties. The Company does not have an audit committee.
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
     B. Compensation
     In the fiscal year ended December 31, 2006, the Company paid approximately ¥ 1,628 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating ¥ 241 million to two directors and one auditor during the fiscal year ended December 31, 2006.
     The Company does not have a stock option plan for directors, corporate auditors or any other employees.
     C. Board practices
     See Item 6A “Directors and senior management” and Item 6B “ Compensation”.

D. Employees
     Following table lists the number of Canon’s full-time employees as of December 31, 2006, 2005 and 2004.

	Total	Japan	Americas	Europe	Others
December 31, 2006
Business machines	79,293	30,046	7,409	9,202	32,636
Cameras	16,841	5,422	1,652	1,381	8,386
Optical and other products	16,494	9,768	1,164	703	4,859
Corporate	5,871	5,517	44	—	310

Total	118,499	50,753	10,269	11,286	46,191

December 31, 2005
Business machines	77,906	29,964	7,297	8,988	31,657
Cameras	18,308	5,263	1,552	1,405	10,088
Optical and other products	13,762	8,249	999	435	4,079
Corporate	5,607	5,161	90	94	262

Total	115,583	48,637	9,938	10,922	46,086

December 31, 2004
Business machines	74,772	29,928	7,833	8,997	28,014
Cameras	16,534	5,008	1,400	1,402	8,724
Optical and other products	11,397	6,458	908	391	3,640
Corporate	5,554	4,709	117	108	620

Total	108,257	46,103	10,258	10,898	40,998

     There was an increase of approximately 2,900 employees as of the end of fiscal 2006 as compared to the end of fiscal 2005. This increase is mainly due to employment increases in the domestic region for the purpose to expand the staff for R&D purposes.
     Canon had approximately 30,400 temporary employees on average during fiscal 2006. This number includes seasonal workers as well as temp-staff employees such as security staff, meal service staff and janitorial staff.
     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

     E. Share ownership
     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 31, 2007. The total is 338,246 shares constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	92,300
Tsuneji Uchida	President & COO	9,600
Toshizo Tanaka	Executive Vice President	17,752
Nobuyoshi Tanaka	Senior Managing Director	19,432
Junji Ichikawa	Senior Managing Director	17,096
Hajime Tsuruoka	Senior Managing Director	12,700
Akiyoshi Moroe	Managing Director	16,932
Kunio Watanabe	Managing Director	13,352
Yoroku Adachi	Managing Director	10,742
Yasuo Mitsuhashi	Managing Director	8,677
Tomonori Iwashita	Managing Director	6,250
Masahiro Osawa	Managing Director	5,342
Shigeyuki Matsumoto	Managing Director	4,152
Katsuichi Shimizu	Director	9,937
Ryoichi Bamba	Director	5,400
Toshio Honma	Director	10,492
Keijiro Yamazaki	Director	5,850
Shunichi Uzawa	Director	6,392
Masaki Nakaoka	Director	3,400
Toshiyuki Komatsu	Director	2,900
Haruhisa Honda	Director	5,789
Tetsuro Tahara	Director	1,652
Seijiro Sekine	Director	4,990
Shunji Onda	Director	4,402
Kazunori Fukuma	Director	1,000
Hideki Ozawa	Director	719
Masaya Maeda	Director	1,000
Teruomi Takahashi	Corporate Auditor	10,846
Kunihiro Nagata	Corporate Auditor	2,150
Tadashi Ohe	Corporate Auditor	24,300
Yoshinobu Shimizu	Corporate Auditor	1,100
Minoru Shishikura	Corporate Auditor	1,600

	Total	338,246

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the number of The Company’s shares held by the top ten holders of the Company’s shares and their percentage ownership as of December 31, 2006:

Name of major shareholder	Shares owned	Percentage
	(In thousands)
The Dai-Ichi Mutual Life Insurance Co.	93,312	7.0%
Japan Trustee Services Bank, Ltd.	82,773	6.2%
(Trust Account)
The Master Trust Bank of Japan, Ltd.	74,645	5.6%
(Trust Account)
Moxley & Co.	68,908	5.2%
State Street Bank and Trust Company 505103	34,955	2.6%
State Street Bank and Trust Company	34,198	2.6%
Mizuho Corporate Bank, Ltd.	28,419	2.1%
Nomura Securities Co., Ltd.	27,175	2.0%
Sompo Japan Insurance Inc.	22,910	1.7%
BNP Paribas Securities (Japan) Ltd	21,105	1.6%
     Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2006, 21.4% of the outstanding shares of common stock was held of record by 254 residents of the United States of America.
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
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2007.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 14 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not Applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by Ernst & Young ShinNihon, and their audit report covering each of the periods is included in Item 17 of this report.
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
•	In December 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market in January 2003 and Canon has submitted its response. The investigation is yet to be closed.

•	In January 2003, the Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed against the decision. In November 2003, the Dusseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed against the decision. The Dusseldorf High Court issued rulings in Canon’s favor in one of the three appeals by Pelikan Hardcopy. Pelikan Hardcopy has applied for further appeal to the Supreme Court. In November 2005, the Dusseldorf High Court issued a ruling in Canon’s favor in another of the three appeals by Pelikan hard copy. The ruling has become finally binding, and now the procedure for enforcing the ruling is underway. The remaining one of the appeals has been suspended by the Court since April 2004.

•	In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately ¥ 4,000 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury. In March 2006, the Company and St. Clair entered into a settlement agreement, pursuant to which the lawsuit was withdrawn in July 2006.

•	In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥ 45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥ 1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥ 33.5 million and interest thereon. On the same day, the Company appealed the decision.

•	In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon, seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.

•	In April 2004, Canon filed two patent infringement actions against Recycle•Assist Co., Ltd. (“Recycle Assist”) before the Tokyo District Court. In December 2004, the Tokyo District Court issued rulings in Recycle Assist’s favor in the two actions. In December 2004, Canon appealed against the decisions of the two actions. In January 2006, the Intellectual Property High Court issued a ruling in favor of Canon in one of the two appeal cases. In February 2006, Recycle Assist further appealed against this ruling of the Intellectual Property High Court. Canon has withdrawn the remaining appeal case in view of the judicial economy.

•	In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (“NPI”) against the Company and Canon U.S.A. Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, is not regarded as a “Subsidiary” under the Patent License Agreement between the Company and NPI (the “Agreement”) and that the extension of the license to SED Inc. constitutes a breach of the Agreement. NPI also alleges that there was fraudulent conduct by the Company in executing the Agreement, and requests rescission of the Agreement and compensatory damages. This case is still pending and the final outcome, including any liability to the Company, is not yet determined, but in November 2006, the Court denied the Company’s Motion for a summary judgment that SED Inc. is a Subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a Subsidiary of the Company, and that the Agreement has been terminated due to a material breach of the Agreement by the Company. The remaining pending issues at the district court are whether the Company was engaged in fraudulent conduct and whether compensatory damages should be granted. The Company will appeal to the appellate court immediately after the current proceeding at the district court has been concluded regardless of any judgments rendered by the district court.

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
     Going forward, Canon will actively invest in strategic areas to accelerate growth, and will also place priority on actively returning profits to shareholders as an important management measure, taking full advantage of its financial base strengthened by the two five-year plans.
     From now on, as an important part of its capital strategy, the Company will acquire its own shares, as it deems necessary, to improve capital efficiency and realize a flexible capital strategy, taking into account future investment and other financial plans. As for shareholder return, the Company will continue its current dividend policy to gradually raise the payout ratio to approximately 30% on a consolidated basis.
     Accordingly, in response to the continued support of shareholders and based on the new policy on returning profits to shareholders, Canon has increased its full-year dividend per share from ¥ 66.67 in 2005, to ¥ 83.33 for fiscal year 2006.
     B. Significant changes
     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
     A. Offer and listing details
Trading in domestic markets
     The common stock of the Company has been listed on the Tokyo Stock Exchange, Inc. (“TSE”), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.
     The following table lists the reported high and low sales prices of the shares on the TSE and the closing highs and lows of the Tokyo Stock Price Index (“TOPIX”) and Nikkei Stock Average for the five most recent years. TOPIX is an index of the market value of stocks listed on the First Section of the TSE. The Nikkei Stock Average, an index of 225 selected stocks on the First Section of the TSE, is another widely accepted index.

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2002 Year	¥3,500	¥2,413	1,144.02	807.35	¥11,979.85	¥8,303.39
2003 Year	4,140	2,607	1,114.40	770.46	11,161.71	7,607.88
2004 Year	3,880	3,273	1,225.97	1,017.84	12,195.66	10,299.43
2005 1(st) quarter	3,860	3,460	1,206.93	1,128.75	11,975.46	11,212.63
2(nd) quarter	4,000	3,587	1,202.46	1,104.30	11,911.90	10,770.58
3(rd) quarter	4,127	3,587	1,430.80	1,174.16	13,678.44	11,540.93
4(th) quarter	4,780	3,960	1,673.18	1,363.66	16,445.56	12,996.29
2005 Year	4,780	3,460	1,673.18	1,104.30	16,445.56	10,770.58
2006 1(st) quarter	5,287	4,567	1,735.25	1,538.85	17,125.64	15,059.52
2(nd) quarter	6,013	5,173	1,783.72	1,439.00	17,563.37	14,045.53
3(rd) quarter	6,160	5,240	1,655.27	1,473.59	16,414.94	14,437.24
4(th) quarter	6,780	5,840	1,685.76	1,526.37	17,301.69	15,615.56
2006 Year	6,780	4,567	1,783.72	1,439.00	17,563.37	14,045.53

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2006 July	¥5,810	¥5,240	1,606.86	1,473.59	¥15,710.39	¥14,437.24
August	5,850	5,350	1,645.43	1,540.12	16,244.84	15,154.06
September	6,160	5,700	1,655.27	1,546.03	16,414.94	15,513.87
October	6,700	6,190	1,672.02	1,596.24	16,901.53	16,028.32
November	6,420	5,840	1,629.29	1,526.37	16,512.51	15,615.56
December	6,780	5,960	1,685.76	1,594.72	17,301.69	16,185.92
2007 January	6,750	6,290	1,749.18	1,650.82	17,617.64	16,758.46
February	6,700	6,070	1,823.89	1,712.28	18,300.39	17,199.66
March	6,600	6,020	1,755.70	1,656.74	17,558.04	16,532.91

Note:	Canon has made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.

Trading in foreign markets
     The Company’s ADRs are listed on the New York Stock Exchange (“NYSE”) and the Company’s Global Bearer Certificates (“GBCs”) are listed on the Frankfurt Stock Exchange.
     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represents one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) since 1972 to September 13, 2000 under the symbol CANNY.
     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on NYSE.

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2002 Year	$26.933	$20.100
2003 Year	35.333	22.487
2004 Year	36.260	29.627
2005 1(st) quarter	36.327	33.687
2(nd) quarter	37.140	34.000
3(rd) quarter	36.700	32.640
4(th) quarter	40.280	34.380
2005 Year	40.280	32.640
2006 1(st) quarter	44.620	39.630
2(nd) quarter	53.100	42.160
3(rd) quarter	52.380	44.310
4(th) quarter	57.320	50.840
2006 Year	57.320	39.630

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2006 July	$50.870	$44.310
August	49.310	47.260
September	52.380	48.400
October	56.500	52.800
November	54.500	50.840
December	57.320	51.970
2007 January	56.990	52.020
February	55.400	50.720
March	56.190	51.770
Note: Canon has made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.
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
(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Manufacture and sale of pharmaceutical products

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(11)	Sale, purchase and leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.

(12)	Manpower providing business, property leasing business and travel business.

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(14)	Any and all business relative to each of the preceding items.
Provisions Regarding Directors
     There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Corporation Law of Japan, the new law relating to joint stock corporations (known in Japanese as kabushiki kaisya) which came into effect on May 1, 2006, a director is required to refrain from voting on such matters at meetings of the board of directors.
     The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved at the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s representative director.
     The Corporation Law of Japan provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. The Company’s Regulations of the Board of Directors have adopted this policy.
     There is no mandatory retirement age for the Company’s Directors under the Corporation Law of Japan or its Articles of Incorporation.
     There is no requirement concerning the number of shares an individual must hold in order to qualify him as a Director of the Company under the Corporation Law of Japan or its Articles of Incorporation.
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
Rights of Shareholders
     Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Corporation Law of Japan and related legislation.

General
     The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,445,830 shares were issued and outstanding as of December 31, 2006. Under the Corporation Law of Japan, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with the Company’s Regulations for Handling of Shares.
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
Distributions of Surplus
     Under the Corporation Law of Japan, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “-Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “-Restriction on Distributions of Surplus”. Under the Corporation Law of Japan, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders.
     Under the Articles of Incorporation of the Company, year-end dividends and interim dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of December 31 and June 30 of each year, respectively.
     Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of shareholders’ meeting must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of shareholders meeting, grant a right to its shareholders to require the Company to make such distribution in cash in stead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.
Restriction on Distributions of Surplus
     When the Company makes a distribution of Surplus, the Company must, until the aggregate amount of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D – (E + F + G)
     In the above formula, the alphabet from “A” to “G” is defined as follows:
     “A”= the total amount of “other capital surplus” and “other retained earnings”, each such amount being that appearing on its non-consolidated balance sheet as of the end of the last fiscal year;
     “B”= (if the Company has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;
     “C”= (if the Company has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

     “D”= (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);
     “E”= (if the Company has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock;
     “F”= (if the Company has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed;
     “G”= certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company have distributed Surplus to the shareholders after the end of the last fiscal year) the amount set aside in the additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.
     The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
     (a) the book value of the Company’s treasury stock;
     (b) the amount of consideration for the treasury stock disposed of by the Company after the end of the last fiscal year; and
     (c) certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidate balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
     If the Company has become at its option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain amounts set forth in the ordinances of the Ministry of Justice appearing on its consolidated balance sheet as of the end of the last fiscal year.
     If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Corporation Law of Japan) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the board of directors and audited by its independent auditors, as requires by the ordinances of the Ministry of Justice.
Stock Splits
     The Corporation Law of Japan permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share. In addition, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, the Company may increase the authorized shares from the current 3,000,000,000 shares to 9,000,000,000 shares.
Japanese Unit Share System
     The Company’s Articles of Incorporation provided that 100 shares of common stock constitute one “unit”. The Corporation Law of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.
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
     However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:
•	to receive annual and interim dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger,

•	to be allotted rights to subscribe for free for new shares when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.
Ordinary and Extraordinary General Meeting of Shareholders
     The Company normally holds its ordinary general meeting of shareholders in March of each year in Ohta-ku, Tokyo or in a neighbouring area. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Law of Japan, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s Regulations for Handling of Shares, at least two weeks prior to the date of the meeting.
Voting Rights
     A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Corporation Law of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Law of Japan and the Company’s Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.
     Pursuant to the Corporation Law of Japan and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:
•	a reduction of stated capital,

•	amendment of the Articles of Incorporation (except amendments which the board of directors are authorized to make under the Corporation Law of Japan as described in“Stock Splits“and“Japanese Unit Share System“above),

•	the removal of a Director or Corporate Auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favourable” price, stock acquisition rights (shinkabu yoyakuken) with “specially favourable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “specially favourable” conditions to persons other than shareholders,

•	release of part of Directors’ or Corporate Auditors’ liabilities to the Company,

•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind,

•	purchase of shares by the Company from a specific shareholder other than its subsidiaries,

•	consolidation of shares, and

•	discharge of a portion of liabilities of Directors, Corporate Auditors or independent auditors that are owed to the Company.
          At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.
          The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.
Subscription Rights
     Holders of shares have no pre-emptive rights. Authorized but un-issued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price mentioned in “Voting Rights” above. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice of the date on which such subscription rights must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights will expire.
Stock Acquisition Rights
     The Company may issue stock acquisition rights or bonds with stock acquisition rights (in relation to which the stock acquisition rights are undetachable). Except where the issue would be on “specially favorable” conditions mentioned in “Voting Rights” above, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Subject to the terms and conditions thereof, holders of stock acquisition rights may acquire a prescribed number of shares by exercising their stock acquisition rights and paying the exercise price at any time during the exercise period thereof. Upon exercise of stock acquisition rights, the Company will be obliged to either issue the relevant number of new shares or transfer the necessary number of existing shares held by it as treasury stock to the holder. The entitlements accorded to stock acquisition rights attached to bonds are substantially similar to those accorded to stock acquisition rights issued without being attached to bonds, provided that, if so determined by the board of directors at the time of its resolution authorizing the issue of the relevant bonds with stock acquisition rights, then, upon exercise of the stock acquisition rights, their exercise price will be deemed to have been paid by the holder thereof to the Company in lieu of the Company redeeming the relevant bonds.
Liquidation Rights
     In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.
Liability to Further Calls or Assessments
     All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.
Share Registrar
     Mizuho Trust & Banking Co., Ltd. is the share registrar for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.
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
Repurchase by the Company of Shares
     Under the Corporation Law of Japan, the Company may acquire its shares (i) by soliciting all shareholders to offer to sell its shares held by them (in this case, the certain terms of such acquisition, such as the total number of the shares to be purchased and the total amount of the consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the board of directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a resolution of the board of directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed by way of tender offer (in either case pursuant to a resolution of the board directors). In the case of (ii) above, if the purchase price or any other consideration to be received by the relevant specific shareholder exceeds the then market price of the Company’s shares calculated in a manner set forth in the ordinances of the Ministry of Justice, any other shareholder may make a request to a representative director to be included as a seller in the proposed acquisition by the Company.
     The total amount of the purchase price of the Company’s shares may not exceed the Distributable Amount, as described in “Restriction on Distributions of Surplus” above.
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

     E. Taxation
1. Taxation in Japan
     Generally, a non-resident of Japan or non-Japanese corporation ( “Non-Resident Holders”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).
     Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, will be subject to withholding tax at rate of: (1) 10% for dividends declared on or after July 1, 2004 for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for dividends declared on or after July 1, 2004 for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the tax treaty. The tax treaty between France and Japan will be renewed effective from January 1, 2008 under which the reduction of the standard treaty withholding rate on dividends (15% to 10%) is promulgated. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax applicable to dividends paid with respect to listed shares, such as those paid by the Company, to Non-Resident Holders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate(10% for eligible US residents) will apply thereafter), except for dividends paid to any individual shareholder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until March 31, 2008 for most shareholders who are US residents or corporations, no treaty application is required to be filed.
     Gains derived from the sale outside Japan of Japanese corporations’ shares by a non-resident of Japan or a non-Japanese corporation, or from the sale of Japanese corporations’ shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investors. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares as a distributee, legatee or donee.
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
     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Canon shares or ADSs in its particular circumstances.
     As used herein, a “U.S. holder” is a beneficial owner of Canon shares or ADSs that is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
     In general, if a U.S. holder holds ADSs, it will be treated for U.S. federal income tax purposes as the holder of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

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
     This discussion assumes that Canon was not a passive foreign investment company for 2006, as described below.
Taxation of Distributions
     Distributions paid on Canon Shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S.holders, in the case of Canon shares, or by the depository, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S.holder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of receipt.
     Japanese taxes withheld from cash dividends on Canon shares or ADSs will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S.holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. law. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. A U.S. holder should consult its own tax adviser to determine whether it is subject to any special rules that limit its ability to make effective use of foreign tax credits.
Sale and Other Disposition of Canon Shares or ADSs
     For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of Canon shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if such holder held the Canon shares or ADSs for more than one year. The amount of a U.S. holder’s gain or loss will be equal to the difference between its U.S. dollar tax basis in the Canon shares or ADSs disposed of and the U.S. dollar amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2006. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S.holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
     If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, gain recognized by a U.S.holder on the sale or other disposition of Canon shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S.holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to a U.S.holder that may mitigate the adverse tax consequences resulting from PFIC status.
     In addition, if Canon were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S.holders would not apply.
Information Reporting and Backup Withholding
     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.
     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

     F. Dividends and paying agents
     Not applicable.
     G. Statement by experts
     Not applicable.
     H. Documents on display
     According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, with the Securities Exchange Commission and the NYSE. These reports may be inspected at the following sites.
Securities Exchange Commission:
450 Fifth Street, N.W., Washington D.C. 20549
New York Stock Exchange, Inc. :
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
     Maturities and fair values of such marketable securities and investments were as follows at December 31, 2006 and 2005.
     Available-for-sale securities

	2006		2005
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥295	¥294	¥71	¥71
Due after one year through five years	5,606	7,104	1,811	3,243
Due after five years	2,891	2,947	3,352	3,376
Equity securities	12,648	29,852	11,474	26,550

	¥21,440	¥40,197	¥16,708	¥33,240

     Held-to-maturity securities

	2006		2005
	Cost	Fair value	Cost	Fair value
		(Millions of yen)
Due within one year	¥10,151	¥10,151	¥—	¥—
Due after one year through five years	10,311	10,311	20,961	20,961

	¥20,462	¥20,462	¥20,961	¥20,961

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
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2006. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2007.

	Millions of yen
	U.S.$	euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	¥392,402	286,148	38,586	717,136
Estimated fair value	(6,692)	(8,671)	(392)	(15,755)
Forwards to buy foreign currencies:
Contract amounts	¥34,004	3,204	13,981	51,189
Estimated fair value	(310)	(111)	(1,051)	(1,472)
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
     Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed-rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for fiscal 2004 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations. Canon had no fair value hedges in 2006 or 2005.
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
     The amounts of the hedging ineffectiveness are not material for the years ended December 31, 2006, 2005 and 2004. The amounts of net gains or losses excluded from the assessment of hedge effectiveness which are recorded in other income (deductions) are net losses of ¥5,917 million, ¥3,725 million and ¥2,096 million for the years ended December 31, 2006, 2005 and 2004, respectively.
     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of the contracts are recorded in earnings immediately.

     For debt obligations, the table below presents principal cash flows by expected maturity dates and related weighted average interest rates, as of December 31, 2006 and 2005.
Long-term debt (including due within one year)

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2007	2008	2009	2010	2011	Thereafter	fair value
				(Millions of yen except interest rate data)
Year ended December 31, 2006:
Japanese yen notes	2.61%	¥20,000	¥10,000	¥10,000	—	—	—	—	¥20,319
Japanese yen convertible debentures	1.30	318	—	318	—	—	—	—	1,819
Other long-term debt	1.34	10,734	¥5,263	3,132	1,832	¥418	¥69	¥20	10,657

Total		¥31,052	¥15,263	¥13,450	¥1,832	¥418	¥69	¥20	¥32,795

	Weighted Average		Expected maturity date
	interest								Estimated
	rates*	Total	2006	2007	2008	2009	2010	Thereafter	fair value
	(Millions of yen except interest rate data)
Year ended December 31, 2005:
Japanese yen notes	2.61%	¥20,000	—	¥10,000	¥10,000	—	—	—	¥20,848
Japanese yen convertible debentures	1.30	649	—	—	649	—	—	—	3,052
Other long-term debt	1.40	11,425	¥4,992	3,318	1,702	¥895	¥417	¥101	11,294

Total		¥32,074	¥4,992	¥13,318	¥12,351	¥895	¥417	¥101	¥35,194

Note:	All long-term debt is fixed rate.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     The Corporation Law of Japan, which came into effect on May 1, 2006, generally maintained the unit share system under the Commercial Code of Japan. The Company’s Articles of Incorporation provide that 100 shares constitute one “unit”.
     Under the unit share system, shareholders have one voting right for each unit of shares they hold. Shares not constituting a full unit will carry all shareholders’ rights except for those relating to voting rights.
     The Company’s Articles of Incorporation provide that no share certificates shall, in general, be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued unless the Company determines that it is necessary to issue such certificates for protection of the holders of shares constituting less than one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.
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
     A holder of shares constituting less than one unit is entitled as a shareholder to the rights (i) to receive distribution of dividends of profit or interest, (ii) to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger, (iii) to be allotted rights to subscribe for free for new shares when such rights are granted to shareholders; and (iv) to participate in any distribution of surplus assets upon liquidation. Such holder cannot exercise any voting rights pertaining to those shares. For calculation of the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of voting rights.
     Under the Company’s unit share system, the depositary under the Deposit Agreement may be unable to deliver share certificates with respect to those shares otherwise deliverable upon the surrender of ADRs which do not constitute one or more complete units. In such case, the Deposit Agreement provides that the depositary will promptly advise the holder of the amount of such shares, deliver to the holder a new ADR evidencing such shares, and notify the holder of the additional amount of ADRs which the holder must surrender in order for the depositary to effect delivery of share certificates for all of shares represented by the holder’s ADSs.
Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures
     Canon’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.
     As of December 31, 2006, Canon, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC’s rules and forms.
Management’s Report on Internal Control over Financial Reporting
     The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of December 31, 2006, Canon’s internal control over financial reporting was effective based on the COSO criteria.
     Canon’s independent registered public accounting firm, Ernst & Young ShinNihon has issued an audit report on our assessment of internal control over financial reporting. This report appears in item 17.
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
Item 16C. Principal Accountant Fees and Services
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     Canon’s board of corporate auditors consisting of five members, including three outside corporate auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the board of corporate auditors’ review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services”. Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.
     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
•	All services provided to Canon necessary to perform an annual or semi-annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥ 10,000,000 per single engagement must be approved by the full board of corporate auditors.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by these means must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to the Chairman of the board of corporate auditors. Any engagement of an Independent Registered Public Accounting Firm by the Chairman is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.
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

Fees and Services.
     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended	Year ended
	December 31, 2006	December 31, 2005
	(Millions of yen)
Audit fees	¥2,052	¥968
Audit-related fees	69	439
Tax fees	53	49
All other fees	3	92

Total	¥2,177	¥1,548

Audit fees include fees billed for professional services rendered for audits of Canon’s annual consolidated financial statements, limited review procedures of consolidated quarterly financial information, statutory audits of the Company and its subsidiaries.
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
Ernst & Young ShinNihon served as Canon’s principal accountant for fiscal 2006 and 2005.

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
     According to Rule 10A-3 under the Exchange Act and NYSE listing standards, Canon’s board of corporate auditors has been identified to act in place of an audit committee. The board of corporate auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):
•	the board of corporate auditors is established pursuant to applicable Japanese law and Canon’s Articles of Incorporations;

•	under Japanese legal requirements, the board of corporate auditors is separate from the board of directors;

•	the board of corporate auditors is not elected by the management of Canon and no executive officer of Canon is a member of the board of corporate auditors;

•	all of the members of the board of corporate auditors meet specific independence requirements from Canon and the Canon Group, the management and the auditing firm, as set forth by Japanese legal provisions;

•	the board of corporate auditors, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements;

•	the board of corporate auditors adopted a complaints procedure (which became effective prior to July 31, 2005) in accordance with Rule 10A-3(b)(3) of the Exchange Act; and

•	the board of corporate auditors is authorized to engage independent counsel and other advisers, as it deems appropriate.

•	the board of corporate auditors is provided for appropriate funding for payment of (i) compensation to Canon’s independent registered public accounting firm engaged for the purpose of issuing audit reports on Canon’s annual financial statements, (ii) compensation to independent counsel and other advisers engaged by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors in carrying out its duties.
     Canon’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table sets forth, for each of the months indicated, the total number of shares purchased by Canon, or on Canon’s behalf or by an any affiliated purchaser, the average price paid per share, the number of shares purchased pursuant to the applicable shareholder resolution or board resolution, which are publicly announced and the maximum number of shares that may yet be purchased pursuant to these shareholder resolutions or board resolutions.

Period	(a) Total Number of	(b) Average Price	(c) Total Numbers of	(d) Maximum Numbers of
	Shares Purchased	Paid per Share	Shares Purchased as	Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
	(Shares)	(Yen)	Programs	Programs

January 1 - January 31	2,115	4,714	—	—
February 1 - February 28	2,760	4,775	—	—
March 1 - March 31	2,910	4,930	—	—
April 1 - April 30	3,597	5,517	—	—
May 1 - May 31	3,276	5,664	—	—
June 1 - June 30	1,638	5,181	—	—
July 1 - July 31	12,770	5,540	—	—
August 1 - August 31	10,602	5,521	—	—
September 1- September 30	15,930	5,858	—	—
October 1 - October 31	14,382	6,434	—	—
November 1 - November 30	8,047	6,270	—	—
December 1 - December 31	5,884	6,476	—	—
Notes:
     (1) On May 11, 2006 our board of directors authorized a three-for-two stock split. Canon shares held by stockholders were split on a three-for-two basis on July 1, 2006. The information above has been adjusted to reflect the stock split.
     (2) A resolution approved at the meeting of our board of directors held on February 15, 2007 authorized us to acquire up to 17 million shares with an aggregate purchase price of ¥100 billion during the period from February 16, 2007 through March 16, 2007.
     (3) A resolution approved at the meeting of our board of directors held on March 8, 2007 authorized us to acquire up to 17 million shares with an aggregate purchase price of ¥100 billion during the period from March 9, 2007 through April 9, 2007.
     All of the purchases shown above represent the purchase of fractional shares from fractional share owners, in accordance with the Corporation Law of Japan.

PART III
Item 17. Financial Statements
     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Japanese yen. Our audits also included the financial statement schedule listed in the Index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion thereon.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
March 16, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Canon Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Canon Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Japanese yen, and our report thereon dated March 16, 2007 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
March 16, 2007

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2006	2005
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥1,155,626	¥1,004,953
Marketable securities (Notes 3 and 10)	10,445	172
Trade receivables, net (Note 4)	761,947	689,427
Inventories (Note 5)	539,057	510,195
Prepaid expenses and other current assets (Notes 1, 7 and 13)	315,274	253,822

Total current assets	2,782,349	2,458,569
Noncurrent receivables (Note 19)	14,335	14,122
Investments (Notes 3 and 10)	110,418	104,486
Property, plant and equipment, net (Notes 6 and 7)	1,266,425	1,148,821
Other assets (Notes 7, 8, 9, 12 and 13)	348,388	317,555

Total assets	¥4,521,915	¥4,043,553

Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 10)	¥15,362	¥5,059
Trade payables (Note 11)	493,058	505,126
Income taxes (Note 13)	133,745	110,844
Accrued expenses (Note 19)	303,353	248,205
Other current liabilities (Notes 6 and 13)	217,789	209,394

Total current liabilities	1,163,307	1,078,628
Long-term debt, excluding current installments (Note 10)	15,789	27,082
Accrued pension and severance cost (Note 12)	83,876	80,430
Other noncurrent liabilities (Note 13)	55,536	52,395

Total liabilities	1,318,508	1,238,535

Minority interests	216,801	200,336

Commitments and contingent liabilities (Note 19)

Stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,445,830 shares in 2006 and 1,333,114,169 shares in 2005 (Note 14)	174,603	174,438
Additional paid-in capital (Note 14)	403,510	403,246
Legal reserve (Note 15)	43,600	42,331
Retained earnings (Note 15)	2,368,047	2,018,289
Accumulated other comprehensive income (loss) (Note 16)	2,718	(28,212)
Treasury stock, at cost 1,794,390 shares in 2006 and 1,718,523 shares in 2005	(5,872)	(5,410)

Total stockholders’ equity	2,986,606	2,604,682

Total liabilities and stockholders’ equity	¥4,521,915	¥4,043,553

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Year ended December 31
	2006	2005	2004
	(Millions of yen)
Net sales	¥4,156,759	¥3,754,191	¥3,467,853
Cost of sales (Notes 9, 12 and 19)	2,096,279	1,935,148	1,754,510

Gross profit	2,060,480	1,819,043	1,713,343

Operating expenses:
Selling, general and administrative expenses (Notes 1, 9, 12 and 19)	1,045,140	949,524	894,250
Research and development expenses	308,307	286,476	275,300

	1,353,447	1,236,000	1,169,550

Operating profit	707,033	583,043	543,793

Other income (deductions):
Interest and dividend income	27,153	14,252	7,118
Interest expense	(2,190)	(1,741)	(2,756)
Other, net (Notes 1, 3 and 18)	(12,853)	16,450	3,961

	12,110	28,961	8,323

Income before income taxes and minority interests	719,143	612,004	552,116
Income taxes (Note 13)	248,233	212,785	194,014

Income before minority interests	470,910	399,219	358,102
Minority interests	15,585	15,123	14,758

Net income	¥455,325	¥384,096	¥343,344

		(Yen)

Net income per share (Note 17):
Basic	¥341.95	¥288.63	¥258.53
Diluted	341.84	288.36	257.85
Cash dividends per share	83.33	66.67	43.33
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
	(Millions of yen)
Balance at December 31, 2003	¥168,892	¥396,939	¥39,998	¥1,410,442	¥(143,275)	¥(7,451)	¥1,865,545
Conversion of convertible debt and other	4,972	4,966					9,938
Stock exchanged under exchange offering		114				2,691	2,805
Capital transaction by consolidated subsidiaries and affiliated companies		(246)					(246)
Cash dividends				(52,950)			(52,950)
Transfer to legal reserve			1,202	(1,202)			—
Comprehensive income:
Net income				343,344			343,344
Other comprehensive income (loss), net of tax (Note 16)
Foreign currency translation adjustments					4,050		4,050
Net unrealized gains and losses on securities					686		686
Net gains and losses on derivative instruments					(396)		(396)
Minimum pension liability adjustments					37,623		37,623

Total comprehensive income							385,307
Repurchase of treasury stock, net						(503)	(503)

Balance at December 31, 2004	173,864	401,773	41,200	1,699,634	(101,312)	(5,263)	2,209,896
Conversion of convertible debt and other	574	574					1,148
Capital transaction by consolidated subsidiaries and affiliated companies		899					899
Cash dividends				(64,310)			(64,310)
Transfer to legal reserve			1,131	(1,131)			—
Comprehensive income:
Net income				384,096			384,096
Other comprehensive income (loss), net of tax (Note 16)
Foreign currency translation adjustments					53,979		53,979
Net unrealized gains and losses on securities					(1,397)		(1,397)
Net gains and losses on derivative instruments					(481)		(481)
Minimum pension liability adjustments					20,999		20,999

Total comprehensive income							457,196
Repurchase of treasury stock, net						(147)	(147)

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682
Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfer to legal reserve			1,269	(1,269)			—
Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax (Note 16)
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883
Adjustment to initially apply SFAS 158, net of tax (Note 12)					(15,628)		(15,628)
Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

See accompanying notes consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
	(Millions of yen)
Cash flows from operating activities:
Net income	¥455,325	¥384,096	¥343,344
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	262,294	225,941	192,692
Loss on disposal of property, plant and equipment	16,182	13,784	24,597
Deferred income taxes	(6,945)	(766)	9,060
Increase in trade receivables	(40,969)	(48,391)	(53,595)
(Increase) decrease in inventories	(5,542)	27,558	(40,050)
(Decrease) increase in trade payables	(2,313)	16,018	65,873
Increase in income taxes	22,657	1,998	21,689
Increase in accrued expenses	36,165	31,241	8,196
Decrease in accrued pension and severance cost	(20,309)	(16,221)	(16,924)
Other, net	(21,304)	(29,580)	6,647

Net cash provided by operating activities	695,241	605,678	561,529

Cash flows from investing activities:
Purchases of fixed assets	(424,862)	(395,055)	(256,714)
Proceeds from sale of fixed assets	12,507	14,827	7,431
Purchases of available-for-sale securities	(7,768)	(5,680)	(388)
Purchases of held-to-maturity securities	—	—	(21,544)
Proceeds from sale of available-for-sale securities	4,047	12,337	9,735
Increase in time deposits	(35,863)	(6,090)	—
Acquisitions of subsidiaries, net of cash acquired	(2,485)	(17,657)	—
Proceeds from sale of subsidiary common stock	—	—	9,731
Purchases of other investments	(8,911)	(19,531)	(8,628)
Other, net	2,530	15,708	7,410

Net cash used in investing activities	(460,805)	(401,141)	(252,967)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,053	1,716	2,115
Repayments of long-term debt	(5,861)	(15,187)	(43,175)
Decrease in short-term loans	(828)	(12,011)	(3,046)
Dividends paid	(104,298)	(64,310)	(52,950)
Purchases of treasury stock, net	(462)	(147)	(494)
Other, net	2,909	(4,000)	(4,718)

Net cash used in financing activities	(107,487)	(93,939)	(102,268)

Effect of exchange rate changes on cash and cash equivalents	23,724	6,581	(8,818)

Net increase in cash and cash equivalents	150,673	117,179	197,476
Cash and cash equivalents at beginning of year	1,004,953	887,774	690,298

Cash and cash equivalents at end of year	¥1,155,626	¥1,004,953	¥887,774

Supplemental disclosure for cash flow information (Note 21):
Cash paid during the year for:
Interest	¥2,146	¥1,919	¥2,981
Income taxes	244,236	211,540	164,450
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2006, 2005 and 2004 were distributed as follows: office imaging products 28%, 31% and 33%, computer peripherals 34%, 33% and 33%, business information products 3%, 3% and 3%, cameras 25%, 23% and 22%, and optical and other products 10%, 10% and 9%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 75%, 74% and 73% of consolidated net sales for the years ended December 31, 2006, 2005 and 2004 were generated outside Japan, with 31%, 30% and 30% in the Americas, 31%, 32% and 31% in Europe, and 13%, 12% and 12% in other areas, respectively.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 22%, 21% and 21% of consolidated net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

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

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

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

(e)	Cash Equivalents and Time Deposits

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents. Time deposits with an original maturity of more than three months are ¥41,953 million and ¥6,090 million at December 31, 2006 and 2005, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were ¥25,804 million, ¥3,710 million and ¥17,800 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized as services are provided.

Canon offers service maintenance contracts for most office imaging products, for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is recognized as services are provided.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥116,809 million, ¥106,250 million and ¥111,770 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥62,626 million, ¥50,052 million and ¥46,953 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(v)	Derivative Financial Instruments (continued)

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments in the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	New Accounting Standards

In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 provides guidance for an accrual of compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service. EITF 06-2 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by Canon in the first quarter beginning January 1, 2007. The adoption of EITF 06-2 will not have a material impact on Canon’s consolidated results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by Canon in the first quarter beginning January 1, 2007. The adoption of FIN 48 will not have a material impact on Canon’s consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Canon in the first quarter beginning January 1, 2008. Canon is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but does not expect SFAS 157 to have a material impact.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated balance sheet, and provide additional disclosures. On December 31, 2006, Canon adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on Canon’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on Canon’s consolidated financial condition at December 31, 2005. SFAS 158’s provisions regarding the change in the measurement date of postretirement benefit plans will not have a material impact on Canon’s consolidated results of operations and financial condition as Canon already uses a measurement date of December 31 for the majority of its plans. See Note 12 for further discussion of the effect of adopting SFAS 158 on Canon’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires quantification of the effects of financial statement errors on each of the balance sheets and statements of income and the related financial statement disclosures. SAB 108 was adopted by Canon in the year ended December 31, 2006. The adoption of SAB 108 did not have a material impact on Canon’s consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Canon in the first quarter beginning January 1, 2008. Canon is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition but does not expect SFAS 159 to have a material impact.

(y)	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2006.

2.	Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	2006	2005	2004
		(Millions of yen)
December 31:
Total assets	¥1,995,927	¥1,751,011	¥1,500,197
Net assets	907,845	767,711	632,657

Year ended December 31:
Net sales	¥3,119,102	¥2,774,443	¥2,548,700
Net income	114,916	81,916	70,227

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at December 31, 2006 and 2005 were as follows:

	December 31, 2006
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
		(Millions of yen)
Current:
Available-for-sale:
Government bonds	¥224	¥—	¥—	¥224
Bank debt securities	71	—	1	70

	295	—	1	294
Held-to-maturity:
Corporate debt securities	10,151	—	—	10,151

	¥10,446	¥—	¥1	¥10,445

Noncurrent:
Available-for-sale:
Government bonds	¥335	¥—	¥15	¥320
Corporate debt securities	4,090	35	1	4,124
Fund trusts	4,072	1,536	1	5,607
Equity securities	12,648	17,479	275	29,852

	21,145	19,050	292	39,903
Held-to-maturity:
Corporate debt securities	10,311	—	—	10,311

	¥31,456	¥19,050	¥292	¥50,214

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments (continued)

	December 31, 2005
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
		(Millions of yen)
Current:
Available-for-sale:
Bank debt securities	¥71	¥—	¥—	¥71
Equity securities	101	—	—	101

	¥172	¥—	¥—	¥172

Noncurrent:
Available-for-sale:
Government bonds	¥525	¥7	¥—	¥532
Corporate debt securities	85	3	—	88
Fund trusts	4,553	1,446	—	5,999
Equity securities	11,373	15,086	10	26,449

	16,536	16,542	10	33,068
Held-to-maturity:
Corporate debt securities	20,961	—	—	20,961

	¥37,497	¥16,542	¥10	¥54,029

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Marketable Securities and Investments (continued)
Maturities of debt securities and fund trusts classified as available-for-sale and held-to-maturity were as follows at December 31, 2006:

	Available-for-sale securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥295	¥294
Due after one year through five years	5,606	7,104
Due after five years	2,891	2,947

	¥8,792	¥10,345

	Held-to-maturity securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥10,151	¥10,151
Due after one year through five years	10,311	10,311

	¥20,462	¥20,462

The gross realized gains for the year ended December 31, 2006, 2005 and 2004 were ¥674 million, ¥11,049 million and ¥3,867 million, respectively. The gross realized losses for the years ended December 31, 2006, 2005 and 2004 were not significant.
At December 31, 2006, substantially all of the available-for-sale and held-to-maturity securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥18,462 million and ¥16,714 million at December 31, 2006 and 2005, respectively. Investments with an aggregate cost of ¥18,429 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to ¥40,143 million and ¥31,418 million at December 31, 2006 and 2005, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), are earnings of ¥4,237 million, ¥1,646 million and ¥1,921 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2006	2005
	(Millions of yen)
Notes	¥24,241	¥27,328
Accounts	751,555	673,827

	775,796	701,155
Less allowance for doubtful receivables	(13,849)	(11,728)

	¥761,947	¥689,427

5.	Inventories
Inventories are summarized as follows:

	December 31
	2006	2005
	(Millions of yen)
Finished goods	¥359,471	¥359,934
Work in process	160,231	132,520
Raw materials	19,355	17,741

	¥539,057	¥510,195

6.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2006	2005
	(Millions of yen)
Land	¥231,026	¥199,595
Buildings	1,077,585	997,351
Machinery and equipment	1,261,176	1,164,480
Construction in progress	79,582	59,558

	2,649,369	2,420,984
Less accumulated depreciation	(1,382,944)	(1,272,163)

	¥1,266,425	¥1,148,821

Amounts due for purchases of property, plant and equipment were ¥122,081 million and ¥116,716 million at December 31, 2006 and 2005, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

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

	December 31
	2006	2005
	(Millions of yen)
Total minimum lease payments receivable	¥216,697	¥204,774
Unguaranteed residual values	14,377	13,849
Executory costs	(2,923)	(2,785)
Unearned income	(24,930)	(23,632)

	203,221	192,206
Less allowance for doubtful receivables	(7,871)	(8,372)

	195,350	183,834
Less amount due within one year	(72,808)	(69,211)

	¥122,542	¥114,623

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2006 and 2005 was ¥62,357 million and ¥60,839 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2006 and 2005 was ¥46,092 million and ¥45,285 million, respectively.
The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2006.

	Financing	Operating
	leases	leases
	(Millions of yen)
Year ending December 31:
2007	¥86,961	¥5,689
2008	64,107	2,996
2009	41,212	1,699
2010	18,368	770
2011	5,518	70
Thereafter	531	24

	¥216,697	¥11,248

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
8. Acquisitions
In 2005, the Company acquired two companies for a total cost of ¥20,205 million, which was paid in cash. Those companies are engaged in the development, manufacturing and sales of semiconductor manufacturing equipment, factory automation equipment and vacuum equipment for production of electronic parts, including semiconductors, flat panel displays, magnetic heads and hard disc drives. In connection with those transactions, the Company recognized goodwill of ¥4,885 million and intangible assets of ¥16,382 million, which were classified as other assets in the accompanying consolidated financial statements. Intangible assets consist primarily of developed technology, and are subject to a weighted average amortization period of approximately 9 years.
In 2004, the Company acquired all of the outstanding common shares of a precision plastic mold manufacturer, in an exchange offering for 866,880 shares of the Company’s common stock. The aggregate value of the shares exchanged was approximately ¥2,805 million. In connection with this transaction, the Company recognized goodwill of ¥1,585 million, which was classified as other assets in the accompanying consolidated financial statements.
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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Goodwill and Other Intangible Assets
Intangible assets acquired during the year ended December 31, 2006 totaled ¥46,791 million, which are subject to amortization, and primarily consist of internal use software of ¥33,996 million and license fees of ¥5,898 million. The weighted average amortization period for internal use software and license fees is approximately 4 years and 8 years, respectively.
The components of acquired intangible assets subject to amortization included in other assets at December 31, 2006 and 2005 were as follows:

	December 31, 2006		December 31, 2005
	Gross		Gross
	carrying	Accumulated	Carrying	Accumulated
	amount	amortization	amount	amortization
		(Millions of yen)
Software	¥140,756	¥76,120	¥121,729	¥70,535
License fees	23,681	11,257	20,567	11,329
Other	24,899	4,919	23,291	4,997

	¥189,336	¥92,296	¥165,587	¥86,861

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Goodwill and Other Intangible Assets (continued)
Aggregate amortization expense for the years ended December 31, 2006, 2005 and 2004 was ¥26,490 million, ¥20,214 million and ¥18,295 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥29,979 million in 2007, ¥23,033 million in 2008, ¥14,374 million in 2009, ¥8,127 million in 2010, and ¥5,355 million in 2011.
Intangible assets not subject to amortization other than goodwill at December 31, 2006 and 2005 were not significant.
The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31
	2006	2005
	(Millions of yen)
Balance at beginning of year	¥40,161	¥24,233
Goodwill acquired during the year	2,297	15,391
Recognition of acquired company’s tax benefits	(1,038)	—
Translation adjustments and other	(619)	537

Balance at end of year	¥40,801	¥40,161

During the year ended December 31, 2006, Canon recognized ¥1,038 million of deferred tax benefits relating to preexisting net operating tax losses of a company acquired in 2005. In connection therewith, Canon reduced the related goodwill by the same amount.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2006 and 2005 were ¥99 million and ¥67 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2006 and 2005 were 4.91% and 2.14%, respectively.
Long-term debt consisted of the following:

	December 31
	2006	2005
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2018; bearing weighted average interest of 1.34% and 1.40% at December 31, 2006 and 2005, respectively, partially secured by mortgage of property, plant and equipment	¥149	¥2,641
2.95% Japanese yen notes, due 2007	10,000	10,000
2.27% Japanese yen notes, due 2008	10,000	10,000
1.30% Japanese yen convertible debentures, due 2008	318	649
Capital lease obligations	10,585	8,784

	31,052	32,074
Less amount due within one year	(15,263)	(4,992)

	¥15,789	¥27,082

The aggregate annual maturities of long-term debt outstanding at December 31, 2006 were as follows:

(Millions of yen)
Year ending December 31:
2007	¥15,263
2008	13,450
2009	1,832
2010	418
2011	69
Thereafter	20

¥31,052

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Short-Term Loans and Long-Term Debt (continued)
Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of ¥20,000 million. The assets contributed by Canon were debt securities with carrying amounts of ¥20,462 million at December 31, 2006. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheets under the captions of marketable securities and investments.
Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
The 1.30% Japanese yen convertible debentures due 2008 are convertible into approximately 319,000 shares of common stock at a conversion price of ¥998.00 per share at December 31, 2006. The debentures are redeemable at the option of the Company between January 1, 2007 and December 31, 2007 at premiums of 1%, and at par thereafter.
11. Trade Payables
Trade payables are summarized as follows:

	December 31
	2006	2005
	(Millions of yen)
Notes	¥15,902	¥17,567
Accounts	477,156	487,559

	¥493,058	¥505,126

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
The contributory plans in Japan mainly represented the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. The substitutional portions of the EPFs represented welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans were funded in conformity with the funding requirements of applicable Japanese governmental regulations.
In January 2003, the EITF reached a final consensus on EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), which addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. During the year ended December 31, 2003, the Company and certain of its domestic subsidiaries received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries received approval to separate the remaining substitutional portion related to past service by their employees. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries also completed the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets which were computed by the government, and were relieved of all related obligations. Canon accounted for the entire process at the completion of the transfer to the government of the substitutional portion of the benefit obligation and the related plan assets as a single settlement transaction in accordance with EITF 03-2. As a result, Canon recognized a settlement loss of ¥69,651 million for the year ended December 31, 2004, which was determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Canon also recognized a subsidy from the government of ¥86,792 million, which was calculated as the difference between the obligation settled and the assets transferred to the government. The net gain of ¥17,141 million was included in selling, general and administrative expenses for the year ended December 31, 2004.
Effective January 1, 2007, Canon and certain of its domestic subsidiaries have amended their defined benefit pension plans, and the projected benefit obligation has decreased by ¥101,620 million. In conjunction therewith, Canon and certain of its domestic subsidiaries also have implemented a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Canon uses a measurement date of December 31 for the majority of its plans.
On December 31, 2006, Canon adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required Canon to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, unrecognized prior service cost, and unrecognized net transition obligation, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Canon’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.
The incremental effects of adopting the provisions of SFAS 158 on the accompanying consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the consolidated statement of income for the years ended December 31, 2006, or for any prior period presented, and it will not effect Canon’s operating results in future periods. Had Canon not been required to adopt SFAS 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Before application of SFAS 158.”

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158
	(Millions of yen)
Other assets	¥5,230	¥(2,206)	¥3,024
Accrued expenses	—	(90)	(90)
Accrued pension and severance cost	(57,031)	(26,845)	(83,876)
Deferred income taxes	6,408	9,516	15,924
Minority interests	1,517	3,997	5,514
Accumulated other comprehensive income (loss)	10,914	15,628	26,542

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Obligations and funded status
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	December 31
	2006	2005
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥620,493	¥582,212
Service cost	27,399	25,801
Interest cost	17,309	16,172
Plan participants’ contributions	1,412	1,161
Amendments	(954)	(6,212)
Actuarial gain	23,586	3,340
Benefits paid	(13,064)	(12,239)
Acquisition	714	10,106
Foreign currency exchange rate changes	11,696	167
Other	—	(15)

Benefit obligations at end of year	688,591	620,493
Change in plan assets:
Fair value of plan assets at beginning of year	545,518	418,798
Actual return on plan assets	18,858	93,844
Employer contributions	44,981	40,059
Plan participants’ contributions	1,412	1,161
Benefits paid	(13,064)	(12,239)
Acquisition	320	3,486
Foreign currency exchange rate changes	9,624	409

Fair value of plan assets at end of year	607,649	545,518

Funded status at end of year	¥(80,942)	¥(74,975)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Amounts recognized in the consolidated balance sheet at December 31, 2006 consist of:

(Millions of yen)
Other assets	¥3,024
Accrued expenses	(90)
Accrued pension and severance cost	(83,876)

¥(80,942)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2006 consist of:

(Millions of yen)
Actuarial loss	¥139,305
Prior service cost	(94,935)
Net transition obligation	3,610

¥47,980

The funded status at December 31, 2005, reconciled to the net amount recognized in the consolidated balance sheet at that date, is summarized as follows:

(Millions of yen)
Funded status	¥(74,975)
Unrecognized actuarial loss	110,424
Unrecognized prior service cost	(101,552)
Unrecognized net transition obligation	3,955

Net amount recognized	¥(62,148)

Amounts recognized in the consolidated balance sheet at December 31, 2005 consist of:

(Millions of yen)
Other assets	¥3,089
Accrued pension and severance cost	(80,430)
Accumulated other comprehensive income (loss)	15,193

Net amount recognized	¥(62,148)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
The accumulated benefit obligation for all defined benefit plans was as follows:

	December 31
	2006	2005
	(Millions of yen)
Accumulated benefit obligation	¥641,199	¥578,627
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	December 31
	2006	2005
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥656,722	¥587,162
Fair value of plan assets	572,756	510,287
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	608,812	545,375
Fair value of plan assets	568,615	506,634

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Components of net periodic benefit cost
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2006, 2005 and 2004 consisted of the following components:

	Year ended December 31
	2006	2005	2004
	(Millions of yen)
Service cost	¥27,399	¥25,801	¥26,571
Interest cost	17,309	16,172	19,108
Expected return on plan assets	(26,199)	(19,651)	(17,054)
Amortization of net transition obligation	345	345	344
Amortization of prior service cost	(7,549)	(8,007)	(6,814)
Recognized actuarial loss	3,779	10,542	12,505
Settlement loss resulting from plan termination	—	—	2,784
Settlement loss resulting from transfer of substitutional portion of EPFs to the Japanese government	—	—	69,651

	¥15,084	¥25,202	¥107,095

The estimated net transition obligation, prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

(Millions of yen)
Net transition obligation	¥345
Prior service cost	(13,491)
Actuarial loss	6,100
The above prior service cost that will be amortized over the next year includes amortization amounting to ¥5,834 million of prior service cost resulting from the plan amendment effective January 1, 2007.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	December 31
	2006	2005
Discount rate	2.8%	2.7%
Assumed rate of increase in future compensation levels	3.4%	3.3%
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Year ended December 31
	2006	2005	2004
Discount rate	2.7%	2.7%	2.7%
Assumed rate of increase in future
compensation levels	3.3%	3.0%	2.0%
Expected long-term rate of return on plan assets	4.8%	4.6%	3.6%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
The weighted-average asset allocations of Canon’s benefit plans at December 31, 2006 and 2005 and target asset allocation by asset category are as follows:

	December 31		Target
	2006	2005	allocation
Asset category:
Equity securities	40.5%	50.8%	37.5%
Debt securities	40.5%	34.6%	44.5%
Cash	0.4%	0.7%	0.1%
Life insurance company general accounts	15.9%	13.5%	15.7%
Other	2.7%	0.4%	2.2%

	100.0%	100.0%	100.0%

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
The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,797 million and ¥1,311 million at December 31, 2006 and 2005, respectively.
Contributions
Canon expects to contribute ¥17,369 million to its defined benefit plans for the year ending December 31, 2007.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending December 31:	(Millions of yen)
2007	¥10,709
2008	12,514
2009	13,914
2010	15,216
2011	16,800
2012 – 2016	109,869

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes
Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2006
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥556,759	¥162,384	¥719,143

Income taxes:
Current	¥201,022	¥54,156	¥255,178
Deferred	(73)	(6,872)	(6,945)

	¥200,949	¥47,284	¥248,233

	Year ended December 31, 2005
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥492,709	¥119,295	¥612,004

Income taxes:
Current	¥172,595	¥40,956	¥213,551
Deferred	3,441	(4,207)	(766)

	¥176,036	¥36,749	¥212,785

	Year ended December 31, 2004
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥447,864	¥104,252	¥552,116

Income taxes:
Current	¥162,679	¥22,275	¥184,954
Deferred	(1,065)	10,125	9,060

	¥161,614	¥32,400	¥194,014

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes (continued)
The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2006 and 2005, and 42% for the year ended December 31, 2004.
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
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

	Year ended December 31
	2006	2005	2004
Japanese statutory income tax rate	40.0%	40.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.3	0.3	0.4
Tax benefits not recognized on operating losses of subsidiaries	—	—	0.1
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.1)	(1.9)	(2.1)
Tax credit for research and development expenses	(4.1)	(3.9)	(4.0)
Other	0.4	0.3	(1.3)

Effective income tax rate	34.5%	34.8%	35.1%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes (continued)
Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2006	2005
	(Millions of yen)
Prepaid expenses and other current assets	¥66,839	¥52,116
Other assets	67,568	61,325
Other current liabilities	(4,133)	(3,500)
Other noncurrent liabilities	(39,299)	(36,329)

	¥90,975	¥73,612

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	December 31
	2006	2005
	(Millions of yen)
Deferred tax assets:
Inventories	¥20,077	¥13,459
Accrued business tax	10,654	8,599
Accrued pension and severance cost	33,633	34,257
Research and development – costs capitalized for tax purposes	31,068	23,629
Property, plant and equipment	26,577	21,839
Accrued expenses	21,277	20,132
Net operating losses carried forward	1,767	1,388
Other	28,061	24,362

Total gross deferred tax assets	173,114	147,665
Less valuation allowance	(6,500)	(3,345)

Net deferred tax assets	166,614	144,320
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(9,138)	(6,806)
Net unrealized gains on securities	(7,521)	(6,480)
Tax deductible reserve	(11,955)	(14,307)
Financing lease revenue	(35,990)	(35,395)
Other	(11,035)	(7,720)

Total gross deferred tax liabilities	(75,639)	(70,708)

Net deferred tax assets	¥90,975	¥73,612

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes (continued)
The net changes in the total valuation allowance were an increase of ¥3,155 million for the year ended December 31, 2006, and decreases of ¥150 million and ¥4,906 million for the years ended December 31, 2005 and 2004, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance at December 31, 2006.
At December 31, 2006, Canon had net operating losses which can be carried forward for income tax purposes of ¥5,567 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to ten years as follows:

(Millions of yen)
Within one year	¥2,979
After one year through five years	967
After five years through ten years	101
Indefinite period	1,520

Total	¥5,567

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥36,568 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2006 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2006, such undistributed earnings of these subsidiaries were ¥597,969 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
14. Common Stock
Based on the resolution of Board of Directors on May 11, 2006, the Company made a three-for-two stock split on July 1, 2006, for stockholders recorded in the stockholders’ register as of June 30, 2006. All share and per share information has been adjusted to reflect the implementation of the stock split.
For the years ended December 31, 2006, 2005 and 2004, the Company issued 331,661 shares, 1,148,292 shares and 9,957,909 shares of common stock, respectively, in connection with the conversion of convertible debt. In accordance with the Corporation Law of Japan, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.
15. Legal Reserve and Retained Earnings
The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Corporation Law of Japan also provides that additional paid-in capital and legal reserve are available for appropriations by the resolution of the stockholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2006, 2005 and 2004 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2006 do not reflect current year-end dividends in the amount of ¥66,583 million which will be payable in March 2007 upon approval by the stockholders.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,494,372 million at December 31, 2006.
Retained earnings at December 31, 2006 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥13,493 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Year ended December 31
	2006	2005	2004
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(25,772)	¥(79,751)	¥(83,801)
Adjustments for the year	48,630	53,979	4,050

Balance at end of year	22,858	(25,772)	(79,751)
Net unrealized gains and losses on securities:
Balance at beginning of year	6,073	7,470	6,784
Adjustments for the year	1,992	(1,397)	686

Balance at end of year	8,065	6,073	7,470
Net gains and losses on derivative instruments:
Balance at beginning of year	(1,174)	(693)	(297)
Adjustments for the year	(489)	(481)	(396)

Balance at end of year	(1,663)	(1,174)	(693)
Minimum pension liability adjustments:
Balance at beginning of year	(7,339)	(28,338)	(65,961)
Adjustments for the year	(3,575)	20,999	37,623
Adjustment to initially apply SFAS 158	10,914	—	—

Balance at end of year	—	(7,339)	(28,338)
Pension liability adjustments:
Adjustment to initially apply SFAS 158	(26,542)	—	—

Balance at end of year	(26,542)	—	—
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(28,212)	(101,312)	(143,275)
Adjustments for the year	46,558	73,100	41,963
Adjustment to initially apply SFAS 158	(15,628)	—	—

Balance at end of year	¥2,718	¥(28,212)	¥(101,312)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Year ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2006:
Foreign currency translation adjustments	¥49,518	¥(888)	¥48,630
Net unrealized gains and losses on securities:
Amount arising during the year	3,708	(1,502)	2,206
Reclassification adjustments for gains and losses realized in net income	(388)	174	(214)

Net change during the year	3,320	(1,328)	1,992
Net gains and losses on derivative instruments:
Amount arising during the year	(7,126)	2,858	(4,268)
Reclassification adjustments for gains and losses realized in net income	6,309	(2,530)	3,779

Net change during the year	(817)	328	(489)
Minimum pension liability adjustments	(4,391)	816	(3,575)

Other comprehensive income (loss)	¥47,630	¥(1,072)	¥46,558

2005:
Foreign currency translation adjustments	¥55,345	¥(1,366)	¥53,979
Net unrealized gains and losses on securities:
Amount arising during the year	9,005	(3,892)	5,113
Reclassification adjustments for gains and losses realized in net income	(10,793)	4,283	(6,510)

Net change during the year	(1,788)	391	(1,397)
Net gains and losses on derivative instruments:
Amount arising during the year	(9,137)	3,658	(5,479)
Reclassification adjustments for gains and losses realized in net income	8,333	(3,335)	4,998

Net change during the year	(804)	323	(481)
Minimum pension liability adjustments	40,364	(19,365)	20,999

Other comprehensive income (loss)	¥93,117	¥(20,017)	¥73,100

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17. Net Income per Share
The basic and diluted net income per share as well as the number of shares has been calculated to reflect the three-for-two stock split that was completed on July 1, 2006.
A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Year ended December 31
	2006	2005	2004
	(Millions of yen)
Net income	¥455,325	¥384,096	¥343,344
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	—	5	24
1.30% Japanese yen convertible debentures, due 2008	8	18	72

Diluted net income	¥455,333	¥384,119	¥343,440

	(Number of shares)
Average common shares outstanding	1,331,542,074	1,330,760,715	1,328,047,686
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	—	185,755	694,235
1.30% Japanese yen convertible debentures, due 2008	474,796	1,118,931	3,187,917

Diluted common shares outstanding	1,332,016,870	1,332,065,401	1,331,929,838

	(Yen)

Net income per share:
Basic	¥341.95	¥288.63	¥258.53
Diluted	341.84	288.36	257.85

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
Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative financial instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended December 31, 2004 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

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
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2006, 2005 and 2004. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥5,917 million, ¥3,725 million and ¥2,096 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Derivatives not designated as hedges
Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.
Contract amounts of foreign exchange contracts at December 31, 2006 and 2005 are set forth below:

	December 31
	2006	2005
	(Millions of yen)
To sell foreign currencies	¥717,136	¥645,188
To buy foreign currencies	51,189	46,424

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities
Commitments
At December 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated ¥107,685 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥85,403 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,648 million and ¥13,790 million at December 31, 2006 and 2005, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to ¥36,157 million, ¥38,297 million and ¥41,381 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2006 are as follows:

(Millions of yen)
Year ending December 31:
2007	¥16,025
2008	12,975
2009	9,590
2010	5,962
2011	4,570
Thereafter	11,256

Total future minimum lease payments	¥60,378

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
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥30,051 million at December 31, 2006. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2006 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2006 and 2005 are summarized as follows:

	Year ended December 31
	2006	2005
	(Millions of yen)
Balance at beginning of year	¥16,746	¥14,264
Addition	15,213	18,510
Utilization	(14,266)	(15,580)
Other	451	(448)

Balance at end of year	¥18,144	¥16,746

Legal proceedings
In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately ¥4,000 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury. In March 2006, the Company and St. Clair entered into a settlement agreement, pursuant to which the lawsuit was withdrawn in July 2006.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities (continued)
In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision.
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). This lawsuit is currently under appeal before the German Federal Supreme Court. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope and the final conclusion of these court cases including the amount of levies to be imposed, remains uncertain.
In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (“NPI”) against the Company and Canon U.S.A. Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, is not regarded as a “Subsidiary” under the Patent License Agreement between the Company and NPI (the “Agreement”) and that the extension of the license to SED Inc. constitutes a breach of the Agreement. NPI also alleges that there was fraudulent conduct by the Company in executing the Agreement, and requests rescission of the Agreement and compensatory damages. This case is still pending and the final outcome, including any liability to the Company, is not yet determined, but in November 2006, the Court denied the Company’s Motion for a summary judgment that SED Inc. is a Subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the court issued a summary judgment stating that SED Inc.(before the above stock purchase) was not a Subsidiary of the Company, and that the Agreement has been terminated due to a material breach of the Agreement by the Company. The remaining pending issues at the district court are whether the Company was engaged in fraudulent conduct and whether compensatory damages should be granted. The Company will appeal to the appellate court immediately after the current proceeding at the district court has been concluded regardless of any judgments rendered by the district court.

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
20. Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2006 and 2005 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair values approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 3.

	December 31
	2006		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current installments	¥(31,052)	¥(32,795)	¥(32,074)	¥(35,194)
Foreign exchange contracts:
Assets	307	307	2,250	2,250
Liabilities	(17,534)	(17,534)	(10,062)	(10,062)
The following methods and assumptions are used to estimate the fair value in the above table.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)
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
Concentrations of credit risk
At December 31, 2006 and 2005, one customer accounted for approximately 14% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.
21. Supplemental Cash Flow Information
For the years ended December 31, 2006, 2005 and 2004, aggregate common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥331 million, ¥1,147 million and ¥9,938 million, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22. Subsequent Event
On February 15, 2007, the Board of Directors of the Company approved a plan to repurchase up to 17 million shares of the Company’s common stock at a cost of up to ¥100,000 million for the period from February 16, 2007 to March 16, 2007. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between February 16, 2007 and March 6, 2007 under the aforementioned plan was 15,423,300 shares at a cost of ¥100,000 million.
On March 8, 2007, the Board of Directors of the Company approved an additional plan to repurchase up to 17 million shares of the Company’s common stock at a cost of up to ¥100,000 million for the period from March 9, 2007 to April 9, 2007.
23. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
Common stock repurchased in the Tokyo Stock Exchange through March 23, 2007 under the plan approved by the Board of Directors of the Company on March 8, 2007 mentioned in Note 22 was 15,742,200 shares at a cost of ¥100,000 million.

CANON INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
Years ended December 31, 2006, 2005 and 2004

	Balance at	Add	Deduct	Add	Balance
	beginning of	charge to	bad debts	translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2006:
Allowance for doubtful receivables	¥11,728	¥3,384	¥2,058	¥795	¥13,849

Year ended December 31, 2005:
Allowance for doubtful receivables	¥11,657	¥560	¥1,180	¥691	¥11,728

Year ended December 31, 2004:
Allowance for doubtful receivables	¥14,423	¥449	¥3,515	¥300	¥11,657

Item 18. Financial Statements
Not applicable.
Item 19. Financial Statements and Exhibits
     (a) The following consolidated financial statements and schedule II included in Item 17. “Financial Statements.”
Consolidated financial statements of Canon Inc. and Subsidiaries:
          Report of Independent Registered Public Accounting Firm
          Consolidated Balance Sheets as of December 31, 2006 and 2005
          Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
          Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004
          Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
          Notes to Consolidated Financial Statements
Schedule:
          Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2006, 2005 and 2004
     (b) List of exhibits
Exhibit:

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations Of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

12	302 Certifications

13	906 Certification

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

By:	/s/ Toshizo Tanaka

(Executive Vice President & CFO)

Canon INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
Date April 4, 2007

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	302 Certifications

Exhibit 13	906 Certification