Form 20-F
period 2007-12-31
CANON INC
filed 2008-03-28
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-15122

CANON KABUSHIKI KAISHA
(Exact name of Registrant in Japanese as specified in its charter)
CANON INC.
(Exact name of Registrant in English as specified in its charter)
JAPAN
(Jurisdiction of incorporation or organization)
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)
Katsuhito Yanagibashi, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

(Name, Telephone, Facsimile number and Address of Company Contact Person)
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
As of December 31, 2007, 1,261,047,782 shares of common stock, including 73,640,348
ADSs, were outstanding.
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
Item 17 ☑       Item 18 ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
          ☑ U.S. GAAP
          ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
          ☐ Other
     If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17       ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2007 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 21, 2008, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥99.40 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2007” refers to the Company’s fiscal year ended December 31, 2007, and other fiscal years of the Company are referred to in a corresponding manner.
FORWARD-LOOKING INFORMATION
This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected financial data
     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report. These financial statements have been audited by Ernst & Young ShinNihon, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2007, 2006, 2005 and 2004. The financial statements for periods prior to the year ended December 31, 2004 were audited by KPMG AZSA & Co., Independent Registered Public Accounting Firm.

Selected financial data *1:	2007 *4	2006	2005	2004	2003
	(Millions of yen, except average number of shares and per share data)

Net sales	¥4,481,346	¥4,156,759	¥3,754,191	¥3,467,853	¥3,198,072
Operating profit	756,673	707,033	583,043	543,793	454,424
Net income	488,332	455,325	384,096	343,344	275,730
Advertising expenses	132,429	116,809	106,250	111,770	100,278
Research and development expenses	368,261	308,307	286,476	275,300	259,140
Depreciation of property, plant and equipment	309,815	235,804	205,727	174,397	168,636
Capital expenditures	428,549	379,657	383,784	318,730	210,038
Long-term debt, excluding current installments	8,680	15,789	27,082	28,651	59,260
Common stock	174,698	174,603	174,438	173,864	168,892
Stockholders’ equity	2,922,336	2,986,606	2,604,682	2,209,896	1,865,545
Total assets	4,512,625	4,521,915	4,043,553	3,587,021	3,182,148

Average number of common shares in thousands *2	1,293,296	1,331,542	1,330,761	1,328,048	1,317,974

Per share data *2:
Net income:
Basic	¥377.59	¥341.95	¥288.63	¥258.53	¥209.21
Diluted	377.53	341.84	288.36	257.85	207.17
Cash dividends declared	110.00	83.33	66.67	43.33	33.33
Cash dividends declared (U.S.$)*3	$1.034	$0.709	$0.580	$0.401	$0.309
Notes:
1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	The Company made a three-for-two stock split on July 1, 2006. The average number of common shares and the per share data for the periods presented have been adjusted to reflect the stock split.
3.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.
4.	See Note 1-(l) of Notes to Consolidated Financial Statements for information regarding accounting change.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 21, 2008, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥99.40 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2003	115.83	107.13	121.42	106.93
2004	107.63	102.68	114.30	102.56
2005	110.74	117.88	120.93	102.26
2006	115.99	119.02	119.81	110.07
2007 -Year	117.45	111.71	124.09	108.17
- 1(st) half		123.39	124.09	116.01
- July		119.13	123.34	118.41
- August		115.83	119.76	113.81
- September		114.97	116.21	113.43
- October		115.27	117.71	113.94
- November		111.02	114.87	108.17
- December		111.71	114.45	109.68
2008 - January		106.74	109.70	105.42
- February		104.19	108.15	104.19
Note: The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.
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
     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive. In step with the continuous evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If Canon’s business strategies diverge from market needs, Canon may not recover some or all of its investment, lose business opportunities, or both, which may materially adversely affect Canon’s operating results. In addition, Canon has sought to develop production technology and production equipment to increase the automation of its manufacturing process and in-house production of key devices. If Canon cannot effectively implement these techniques, Canon may fail to realize its cost advantages or differentiation, and lose business opportunities, which may adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and perceived market acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that do not become commercially accepted, its operating results could be adversely affected.
     It is assumed that Canon, as a matter of corporate strategy, seeks to enter into new business fields by developing next-generation technologies. If Canon enters new business fields, Canon may not be able to establish a successful business model, or may face severe competition with new competitors. If such risks arise, Canon’s operating results may be adversely affected.
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
     The recent accelerated trend towards digitalization has resulted in the entry of new competitors into the digital camera market, such as electronics manufacturers and other specialized companies which were not active during the analog camera era. If this industry develops more rapidly than initially anticipated by Canon, it may not be able to maintain its position as an industry leader in many of its business categories. Canon’s success in this increasingly competitive environment will depend on its investments in research and development, ability to cut costs and commitment to continuously providing the market with attractive products offering high added-value. If Canon is unable to remain innovative while reducing costs, it may lose market share and its results of operations may be adversely affected.

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
     In addition, liquid crystal display (“LCD”) panel manufacturers are facing severe price reductions of LCD panels as a result of intense competition among makers of LCD televisions and LCD monitors used in personal computers. As a result, panel manufacturers may reduce equipment investment, which may adversely affect Canon’s business operations.
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
     The video camcorder market is now almost entirely based on digital formats and the increase in High Definition television broadcasts has led to a gradual shift from the SD format to the HD format. At the same time, many products using new media formats such as MiniDV tapes, DVD (Digital Versatile Drive), HDD (Hard Disk Drive) and SD (Secure Digital) cards, have appeared at a rate that outpaces the proliferation of HD. Failure by Canon to accurately forecast demand in these increasingly diversified markets could have an adverse affect on Canon’s operating results.
     If the market demand shifts to new products using a new recording media format that Canon has not anticipated, Canon may be required to increase the size of its investments in research and development. The resulting increased research and development costs could adversely affect Canon’s business and operating results.
Risks Related to Canon’s Business
     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2007, approximately 22% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and results of operations may be affected by the policies, business and results of operations of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.
     Canon depends on a limited number of suppliers for certain key components.
     Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. In some cases, Canon may be forced to discontinue its production of some or all of its products if certain vendors that supply key components across Canon’s product lines experience unforeseen difficulties, or if such parts suffer from quality problems or are in short supply. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components and the risk for a substantial increase in price of these components to occur. If such problems arise, Canon’s operating results will be adversely affected.
     Although competition is increasing in the market for sales of supplies and services following initial product placement, Canon maintains a high market share in sales of such supplies. As a result, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely affect its operating results or reputation.
     A portion of Canon’s net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Canon’s success in maintaining these post-placement sales will depend on its ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors, Canon currently maintains high market shares in the market for supplies. Accordingly, Canon may be subject to suits, investigations or proceedings under relevant antitrust laws and regulations. Any such suits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.
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
     The unit cost of Canon’s products has historically been highest when they are newly introduced into production. New products have at times had a negative impact on its gross profit, operating results and cash flow. Cost reductions and enhancements typically come over time through:
•	engineering improvements;
•	economies of scale;
•	improvements in manufacturing processes;
•	improved serviceability of products; and
•	reduced inventories of parts and products.
     Initial shipments of new products adversely affect Canon’s profit and cash flow, and if new products do not achieve sufficient sales volumes, Canon’s gross profit, operating results and cash flow may be adversely affected.
     Cyclical patterns in sales of Canon’s products make planning and inventory management difficult and future financial results less predictable.
     Canon generally experiences variable seasonal trends in the sale of its consumer-oriented products, which results in sales fluctuations. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict near-term demand which as a result places pressure on Canon’s inventory management and logistics systems. If product supply from Canon is substantially greater than actual demand, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if demand substantially exceeds the supply of products from Canon, its ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operation.
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
     Canon’s success in its markets depends in part on its brand name and its value. Any negative publicity regarding the quality of Canon’s products could have an adverse impact on operations, especially those involving consumer products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business and results of operations.
     A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.
     A substantial portion of Canon’s business activity is conducted outside Japan, which includes developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:
•	less developed technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;
•	difficulties in recruiting and retaining personnel;
•	potentially adverse tax consequences;
•	longer payment cycles;
•	political turmoil or unfavorable economic factors; and
•	unexpected legal or regulatory changes.
     Canon’s inability to successfully manage the risks inherent in its international activities could adversely affect its business and operating results. In order to produce Canon’s products competitively and to reduce costs, Canon has several production facilities and more than ten sales bases in China and is vigorously conducting significant production and sales activities in China. Under such circumstances, unexpected events may occur, including political or legal change, labor shortage or strikes, increased personnel costs or changes in economic conditions. In particular, a large revaluation of the Chinese yuan, or a sudden significant change in the tax system or other regulatory regimes could adversely affect Canon’s overall performance.
     The spread of an epidemic disease, such as the avian flu transmitting to humans, in China or elsewhere in Asia could also have a negative effect on Canon’s business. Canon has previously imposed on its personnel travel restrictions to and from certain countries affected by Severe Acute Respiratory Syndrome (SARS) and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s sales to non-Japan Asia, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than to the global economy generally.
     In addition, unexpected changes in the imposition of import taxes by foreign governments could adversely affect Canon’s business and results of operations.
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
     In addition, the increasingly higher levels of precision required of semiconductor production equipment like steppers and mask aligners and the resulting increase in the value and the size of this equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Due to their precise nature, even a minor shock to these products during the handling and transportation process could irreparably damage the entire product. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s higher-end precision products unmarketable, costs will increase and Canon may lose sales opportunities and the trust of its customers.
     Substantially higher crude oil prices have lead to increases in the cost of airfreight in the form of fuel surcharges. Continued or further increases in crude oil prices could adversely affect Canon’s results of operations.
     Canon is endeavoring to reduce carbon dioxide emissions by increasing its use of railroad transportation and ocean transportation to ship its products. Failure by Canon to meet its targets may adversely affect Canon’s brand and image and its business.
     Economic trends in Canon’s major markets may adversely affect its results of operations.
     Economic downturns and declines in consumption in Canon’s major markets, including Japan, the United States, Europe and non-Japan Asia, may affect the levels of both corporate and consumer sales. Demand for Canon’s consumer products, such as cameras and printers, is discretionary. A decline in the level of consumption caused by the weakening of general economic conditions could adversely affect Canon’s results of operations.
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
     In some cases, mainly in the European Union, such as with the Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment or the Directive establishing a framework for the setting of EcoDesign requirements for Energy-using Products, detailed implementation standards responsive to environmental requirements have not yet been determined. Canon intends to implement such standards as they are determined and adopted. If Canon’s measures do not meet such standards when they are adopted, Canon may be required to take further action and incur additional costs to comply with these regulations.
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
     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances from its facilities. Canon may also face liability for personal injury, property damage or natural resource damage, or for clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number or success of these claims and costs could adversely affect Canon’s business and results of operations.
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
     In case Canon is not aware of actual or potential infringements of, or adverse claims to, its rights in such technologies, any interference in Canon’s rights to use such technologies could adversely affect its operating results.
     In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. In the event any government agency or third party were adjudicated to have a valid claim against Canon, Canon could be required to:
•	refrain from selling the affected product in certain markets;
•	pay monetary damages;
•	seek to develop non-infringing technologies, which may not be feasible; or
•	seek to acquire licenses to the infringed technology and to make royalty payments, which may not be available on commercially reasonable terms, if at all.
     Canon also licenses its patents to third parties in exchange for payment or cross-licensing. The terms and conditions of such licensing or changes in the conditions for renewals of such licenses could affect Canon’s business.
     Canon’s businesses, company image and result of operations could be adversely affected by any of these developments.

     Disputes involving payment of remuneration for employee inventions may adversely affect Canon’s brand image as well as its business.
     Canon may face disputes involving payment of remuneration given to employee inventions for which the rights have been succeeded by Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to pay remuneration to employees for the succession of the employee’s invention to the company. Canon maintains company rules on and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for assignment of inventions based on these rules. But, there can be no assurance that disputes will not arise with respect to the amount of payments to employees. Such disputes may adversely affect Canon’s brand image as well as its business.
Other Risks
     Canon must attract and retain highly qualified professionals.
     Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified personnel in development, production, sales and management for Canon’s operations. The competition for these human resources in the high-tech industries in which Canon competes has been increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. Failure by Canon to recruit and train qualified personnel or the loss of key employees could delay development or slow down production, and adversely affect Canon’s business and results of operations.
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
     Canon is exposed to the risks of foreign currency exchange rate fluctuations. Canon’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate fluctuations. These fluctuations, in particular, the recent appreciation of the Japanese yen against the U.S. dollar and other currencies, can affect the yen value of Canon’s equity investments denominated in foreign currencies and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products that are denominated in foreign currencies. In addition, as a result of translating foreign currency financial statements of Canon’s foreign subsidiaries into Japanese yen, its reporting currency, assets and liabilities, and revenues and expenses will fluctuate. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities, long-term debt in particular.
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
     The following are important events in the development of Canon’s business in recent years.
•	In January 2003, Canon Aptex Inc. and Copyer Co., Ltd., two of Canon Inc.’s manufacturing subsidiaries in Japan, merged to become Canon Finetech Inc. The merger was conducted with the aim of concentrating and further strengthening the core competencies of the two merged companies in office equipment-related technologies.

•	In April 2003, Fukushima Canon Inc. was established as a wholly-owned subsidiary through the spin-off of Fukushima Plant, with the aim of establishing a high value-added manufacturing company equipped with product-launching capability.

•	In April 2003, Canon N.T.C.’s marketing operations were spun off and merged with Canon System & Support Inc., and its real estate operations were spun off into Canon Facility Management, Inc. Following the corporate spin-offs, Canon N.T.C.’s operations focuses on development and manufacturing.

•	In January 2004, Canon Precision Inc., or Canon Precision, a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc., or Hirosaki Precision, a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger had no impact on Canon’s business results.

•	On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc., or Canotec, joint equity shareholders of Niigata Canotec Co., Inc., or Niigata Canotec, to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly-owned subsidiary of the Company and changed its name to Canon Imaging System Technologies Inc. By making Canon Imaging System Technologies, Inc. a wholly-owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination.

•	On January 1, 2005, Canotec and FastNet, Inc. merged, and the merged entity changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

•	On September 30, 2005, Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possesses advanced vacuum technology, and made it into a subsidiary. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote the in-house production of manufacturing equipment which is indispensable to differentiate Canon products from the competitors’ in various fields, including Canon’s new display business.

•	On October 19, 2005, Canon acquired the shares of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange Co., Ltd.), which possesses advanced automation technologies, through a tender offer, making it a subsidiary of Canon. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advances in its production reform activities, including the automation of production processes for Canon products.

•	On December 27, 2006, Canon Electronics Inc. acquired the shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third party distribution in order to strengthen its group’s information-related business and develop it into a core business, and made that company its subsidiary.

•	On June 21, 2007, Canon Marketing Japan Inc. acquired the shares of Argo21 Corporation through a tender offer for outstanding common stock, making it a subsidiary of Canon. In addition, Canon Marketing Japan made it into a wholly-owned subsidiary on November 1, 2007 by share exchange in order to strengthen its IT solutions business.

•	On December 28, 2007, Canon acquired the shares of Tokki Corporation (listed on the JASDAQ Securities Exchange Inc.) through a tender offer for outstanding common stock, making it a subsidiary of Canon. With Tokki Corporation as a subsidiary, Canon aims to accelerate the development of the display business.
     In fiscal 2007, 2006, and 2005, Canon’s capital expenditures were ¥428,549 million, ¥379,657 million, and ¥383,784 million, respectively. In fiscal 2007, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
     For fiscal 2008, Canon projects its capital expenditures will be approximately ¥440,000 million, mainly in Japan. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for these capital expenditures will be generated internally through operations.

     B. Business overview
     Canon is one of the world’s leading manufacturers of digital multifunction devices (“MFDs”), plain paper copying machines, laser beam printers, inkjet printers, cameras and steppers.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 77% of consolidated net sales in fiscal 2007 were generated outside Japan; approximately 30% in the Americas, 33% in Europe and 14% in other areas including Asia.
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
     Office imaging products
     Canon manufactures, markets and services a wide range of monochrome network digital MFDs, color network digital MFD’s, office copying machines, personal-use copying machines.
     The office-use market is subject to rapid change, and customer preferences have been shifting from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital MFDs in the imageRUNNER (“iR”) series, which have versatile functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. For the development of MFDs, Canon makes effective use of a wide range of technologies from the fields of optics, mechatronics, electrophotography, chemistry and image processing. Canon has developed a high-performance image processing chip called “Third generation color iR controller” and an expandable and functional platform called “MEAP,” Multifunctional Embedded Application Platform. This controller provides easy integration with customers’ IT environments together with speedy, high-quality image processing. This boosts office productivity, thereby garnering acclaim from business customers.
     In 2007, sales of color office imaging products continued solid growth as the office color market continued to expand and sales of monochrome digital devices were stable. Canon has expanded its color office imaging product lineups by introducing the iRC5185 series worldwide to further increase color MFD sales. Canon has also introduced new monochrome MFD models to strengthen its industry leading monochrome MFD product lineup.
     Canon offers full- color digital MFDs for users ranging from professional graphic designers to business offices. The trend in the printing industry is gradually moving away from long run printing using expensive machinery to short run printing-on-demand and variable data printing. Canon’s high-end MFDs and color digital MFDs can be applied to the print-on-demand market. Canon aims to respond to the growing demand for digital color imaging in the commercial print market with its new imagePRESS C7000VP, a high-end color device with a level of quality comparable to offset printing.
     Canon has a leading market share in monochrome MFDs and copying machines including machines for personal use. Despite the trend of increasing demand for color machines, the demand for monochrome machines has remained stable, supported by improved multifunction capabilities and software development.
     With the evolution of digital technology and communication, MFDs that enable seamless conversion between paper documents and electronic documents have also evolved from being input-output devices to sophisticated information systems. To deliver solutions that meet the diversifying needs of customers in various industries and niche, Canon has brought to market a full offering of MEAP-enabled office MFD lines both in monochrome and color as well as software products.
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
     As for monochrome laser beam printer, Canon has expanded its production of mainly low-end models in Asian countries due to its burgeoning demand throughout the world. Canon has also expanded the production and sales of color laser beam printers. After shipments reached the 10 million units level in 2004, the production and sales of monochrome and color laser beam printers, mainly low-end products, have achieved continuous unit of growth in excess of 10% in each of fiscal 2005, 2006, and 2007.
     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performance the technology has to offer. Canon provides high-performance and high value added models both in multifunction printers and single function printers. In response to intense competition in the inkjet printer segment, Canon launched a new lineup of multifunction printers and single function printers from flagship to entry models in 2007. All new models feature a print head called Canon Full-photolithography Inkjet Nozzle Engineering (“FINE”), which boosts print speed and image quality up to 9600 x 2400 dpi with microscopic droplets as small as one picoliter, and the ChromaLife100 system, which provides high quality and long-lasting photo images. In addition to high-quality images, Canon PIXMA branded photo printers offer advanced paper handling, such as dual paper path and two-sided duplex printing, and Easy-Scroll Wheel, new Quick Start and Auto-Image Fix feature that makes operation much easier. With these advanced printer line-ups, Canon has expanded its sales volume and expects that its consumables business will expand accordingly.

     Canon markets a wide variety of scanners for a spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (“CIS”), and scanners with Charge-Coupled Devices (“CCD”) for high resolution in the CanoScan series. CIS is a close-contact method that allows a significant reduction in scanner weight and size. Canon has deployed its expertise to develop space-saving, energy-efficient scanners, as well as easy personal computer connections via universal serial bus interfaces. Although the scanner market has continued to shrink and shift to multifunction printers, through the introduction of new scanner models, Canon has maintained a high market share.
     Business information products
     Business information products primarily consist of personal computers, servers, document scanners, calculators and micrographic equipment.
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
     Personal computers and servers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.
-Cameras -
     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, and various camera accessories.
     DIGIC III, an improved and upgraded new image processor, features a face detection system, and is the distinguishing feature of Canon’s compact digital cameras. DIGIC III and DIGIC II both have enhanced capabilities for high-quality image reproduction, high-speed data processing, and high quality movie image processing.
     In addition to aiming for the best possible image quality throughout its product lineup, Canon offers digital compact cameras that are easy to use with highly sophisticated product design. The compact digital camera market continued to grow in 2007. Canon increased sales of compact digital cameras through the introduction of 16 new compact digital camera models in 2007. In 2007, new products, such as the Digital Elph SD1000 (IXY DIGITAL 10 in Japan) and PowerShot A550, were well-received in the market worldwide, and Canon increased its market share and remained a leader in sales of compact digital cameras.
     In the Compact Photo Printer segment Canon believes that it has shown significant leadership in this market. Although the majority of the compact photo printer purchasers are considered “early adopters,” retailers are now realizing the importance of this new business segment. In 2007, Canon introduced 5 new compact photo printers. Canon has been able to leverage the brand recognition of its cameras to attract new customers for its compact photo printers. In addition, Canon is starting to realize profits from sales of consumables, such as paper and ink cartridges, related to compact photo printers.
     While the digital SLR market continues its healthy growth, Canon introduced 3 new digital SLRs in 2007 to keep refreshing its lineup. With its unique and leading digital imaging technology, such as its own Complementary Metal Oxide Semiconductor (“CMOS”) imaging sensors, Canon has the capability of meeting the requirement of various photographers ranging from professional photographers to the entry-level users. In 2007, Canon celebrated the 20th anniversary of its EOS System. In December of 2007, cumulative production of the EOS Series of film and digital cameras reached 30 million units, and production of EOS digital cameras reached 10 million units.
     In the interchangeable SLR camera lens segment, the market has grown, and the aggregate sales of the interchangeable lenses have increased continuously for the past four years. Canon launched a total of 4 new interchangeable lens models to the market in 2007. Canon offers over 60 lenses in the EF series. Technological developments, including diffractive optical elements, image stabilizers and ultrasonic motors, have helped Canon to maintain what it believes is a technical lead over other makers. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as silver-halide cameras, and have greatly contributed to Canon’s sales. Canon intends to expand its lens sales and market share by introducing interchangeable lenses, designed to meet the various needs of the SLR camera users in the growing market.
     Canon also provides a full line-up of digital video camcorders, ranging from versatile, compact and stylish models for consumers to its flagship models for professionals. In 2007 Canon has further improved its original full HD CMOS sensor for better sensitivity. Together with this CMOS sensor, its original HD video lens and digital imaging processor (DIGIC DV II), Canon believes that it offers the best quality HD movie image in the market.
     In 2007, Canon strengthened its product line-up in the HD category for consumers by launching products with new media. In addition to the tape-based HDV camcorder HV20, Canon has introduced 2 new Advanced Video Codec High Definition (“AVCHD”) camcorders, the DVD-based HR10 and the Hard Disc Drive (“HDD”)-based HG10. With these 3 consumer HD models, Canon has increased its market share in the HD camcorder market and received several awards.
     Since the end of 2004, when Canon introduced the world’s first compact Super eXtended Graphics Array Plus (“SXGA+”) high resolution business-use projector SX50, the high image quality and high resolution of Canon’s projectors have been well received by the professional market and these projectors have captured a high market share. In 2007, Canon launched 2 new models, SX7 and X700. Both achieve high resolution and quality and also ultra-high luminosity of 4000lm. These new brighter projectors make it possible to achieve high image quality with faithful color reproduction in larger venues, allowing Canon to maintain high market share. Canon intends to introduce more new products, differentiated by higher image quality, resolution, luminosity and system expandability, following the market trend toward the high quality even in business-use projectors.
- Optical and other products -
     Canon’s optical and other products mainly include semiconductor production equipment, mirror projection mask aligners for LCD panels, broadcasting equipment, medical equipment, large format printers, and electronic components.
     While the market for semiconductor production equipment contracted slightly in fiscal 2007 compared with fiscal 2006, the Asian market, where there is a high concentration of memory manufacturers, has expanded because an increase of laptop computer, cell phone, and portable music player production boosted the demand for DRAM and NAND-type flash memories. Taiwan, Japan, and Korea represent about 70% of the entire semiconductor production equipment market. The demand for immersion lithography scanning steppers has increased and the demand for i-line steppers has also grown steadily. In 2007, Canon introduced 3 new products, the i-line stepper FPA-5510iZ, the new platform ArF-dry scanning stepper FPA-7000 AS5, and the immersion lithography scanning stepper FPA-7000 AS7, which offers new technology to meet the demands of customers in the expanding memory market.

     Due to a continued oversupply of LCD panels, manufacturers’ investment in LCD production mask aligners was limited in 2007. As a result, the market of LCD production mask aligners for large panels decreased by half compared with fiscal 2006. The trend toward larger LCD televisions has continued and the 8th generation (2200 × 2500mm) mask aligners consist of more than half of the LCD production mask aligners’ market. MPAsp-H700 introduced a new platform to realize higher productivity and resolution. In addition to the high performance, MPAsp-H700 shortened the installation time and received a good reputation from customers.
     Based on the global sales of units, Canon is the world leader in television broadcasting lenses, which are used to capture images from sports and news events, concerts and studio broadcasts. In fiscal 2007, the market for television broadcasting lenses grew as a result of a global trend to introduce digital broadcasting equipment. In fiscal 2007, Canon launched top-end HD lenses for field production with original auto-focusing system and cost-effective HD lenses in response to the latest market demands for HD acquisition systems. Canon maintained its position as the market leader for television broadcasting lenses.
     Medical equipment sold by Canon includes X-ray image sensors, retinal cameras, autorefractmeters, and image-processing equipment for computerized detective systems. Canon’s pioneering digital radiography system takes X-ray photography and medical detective into the digital age.
     Canon expanded its large format printer (“LFPs”) line-up in 2007 to compete with other manufacturers. After launching 6 new models in 2006, in 2007, Canon launched 9 new LFPs, including 6 models which update the products launched in 2006, a new 24-inch wide model iPF6100 and new iPF8000S and iPF9000S that feature a newly developed 8 color ink system engine. This has successfully expanded Canon’s product lineup against competitive manufacturers.
     The “BESTEM series” die bonder produced by Canon Machinery Inc. remained popular, and the semiconductor sputtering equipment produced by Canon ANELVA Corporation also recorded strong performance.
     Other products sold by Canon include electronic components, such as magnetic heads for audio and video tape recorders and micro-motors for printers and other components, which are sold primarily to equipment manufacturers.
Marketing and distribution
     Canon sells its products primarily through subsidiaries positioned as regional marketing headquarters with responsibility for specific geographic areas: Canon Marketing Japan Inc. in Japan; Canon U.S.A., Inc. in North and South America; Canon Europe Ltd. and Canon Europa N.V. in Europe, Russia, Africa and the Middle East; Canon China Co., Ltd. in Asia outside Japan; and Canon Australia Pty. Ltd. in Oceania. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities to provide tailor made solutions to satisfy a diverse range of unique customer needs and to advance Canon’s reputation as a highly trusted brand.
     In Japan, Canon sells its products primarily through Canon Marketing Japan Co., Inc., mainly to dealers and retail outlets.
     In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., mainly to dealers and retail outlets.
     In Europe, Canon sells its products primarily through Canon Europa N.V., which sells primarily through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by several subsidiaries such as Canon (U.K.) Ltd. in the United Kingdom and Canon France S.A.S. in France.
     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users by Canon Australia Pty. Ltd. in Australia.
     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2007, such sales constituted approximately 22% of Canon’s consolidated net sales, which is equivalent to the previous fiscal year.
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
     Canon services its copying machines and supplies replacement drums, parts, toner and paper. Most customers enter into a maintenance service contract under which Canon provides maintenance services, replacement drums and parts in return for the stated amount of the contract plus a per-copy charge. Copying machines which are not covered by a service contract, may be serviced from time to time by Canon or local dealers for a fee.
Seasonality
     Canon’s sales for the 4th quarter are usually higher than those in the other three quarters, mainly due to strong demand for consumer products, such as cameras and inkjet printers, during the year-end holiday season. In Japan, corporate demand for office products peaks in the 1st quarter, as many Japanese companies close their books in March. Sales also tend to increase at the start of the new school year in each of the respective regions.
Sources of supply
     Canon purchases materials such as glass, aluminum, plastic, steel, and chemicals for various product parts and in the manufacturing of products. With the development of globalization in production, Canon procures raw materials from all over the world, and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability, and financial condition.
     Prices of some raw materials fluctuate according to the market. In recent years, the market for raw materials has been tight due to the financial market confusion led by the subprime loan issue and the impact of rising crude oil prices, as well as the increase in demand from China. However, Canon believes it will be able to continue to obtain sufficient quantities of raw materials to meet its needs.
     Canon also places significant emphasis on the in-house development of production tools. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. Key tools such as these are not marketed for sale; they are reserved for use within Canon. Canon’s ability to develop its own production tools helps establish quality control and allows for speed and flexibility when retooling is necessary — a crucial advantage in its cell production processes. Cell production is the production system in which the entire production process is undertaken by small groups of employees. In-house tool development may also help cut costs over time and prevent the leakage of Canon’s core proprietary technologies.

NET SALES BY PRODUCT GROUP

	Years ended December 31
	2007	change	2006	change	2005
	(Millions of yen except percentage data)
Business machines:
Office imaging products	¥1,290,788	+8.8%	¥1,185,925	+2.8%	¥1,153,240
Computer peripherals	1,537,511	+9.9	1,398,408	+12.3	1,244,906
Business information products	107,243	+0.5	106,754	+2.4	104,255

	2,935,542	+9.1	2,691,087	+7.5	2,502,401
Cameras	1,152,663	+10.6	1,041,865	+18.5	879,186
Optical and other products	393,141	-7.2	423,807	+13.7	372,604
Total	¥4,481,346	+7.8	¥4,156,759	+10.7	¥3,754,191

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2007	change	2006	change	2005
	(Millions of yen except percentage data)
Japan
Unaffiliated customers	¥1,048,310	+1.0%	¥1,037,657	+5.9%	¥979,748
Intersegment	2,494,251	+7.9	2,311,482	+13.0	2,046,173
Total	3,542,561	+5.8	3,349,139	+10.7	3,025,921

Americas
Unaffiliated customers	¥1,329,479	+4.0%	¥1,277,867	+12.1%	¥1,139,784
Intersegment	4,608	-3.3	4,764	-35.8	7,424
Total	1,334,087	+4.0	1,282,631	+11.8	1,147,208

Europe
Unaffiliated customers	¥1,499,821	+14.1%	¥1,313,919	+11.5%	¥1,178,672
Intersegment	3,496	-2.5	3,586	+62.6	2,206
Total	1,503,317	+14.1	1,317,505	+11.6	1,180,878

Others
Unaffiliated customers	¥603,736	+14.5%	¥527,316	+15.6%	¥455,987
Intersegment	824,844	+4.1	792,018	+22.5	646,530
Total	1,428,580	+8.3	1,319,334	+19.7	1,102,517

Eliminations
Unaffiliated customers	¥—	—%	¥—	—%	¥—
Intersegment	(3,327,199)	—	(3,111,850)	—	(2,702,333)
Total	(3,327,199)	—	(3,111,850)	—	(2,702,333)

Consolidated
Unaffiliated customers	¥4,481,346	+7.8%	¥4,156,759	+10.7%	¥3,754,191
Intersegment	—	—	—	—	—
Total	4,481,346	+7.8	4,156,759	+10.7	3,754,191

Note:	The segments are defined under accounting principles generally accepted in Japan (“Japanese GAAP”). In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors. Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale.
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
     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation/ Fuji Xerox Co., Ltd., Ricoh Company, Ltd., Konica Minolta Holdings, Inc., Hewlett-Packard Company, Lexmark International Inc., and Seiko Epson Corporation. Canon believes that it is one of the leading global manufacturers of digital MFDs, copying machines, laser beam printers, inkjet printers, image scanners, and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In China, the current market leaders for business machines are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings Inc. Canon hopes to join this group by introducing products tailored to the market and by strengthening sales and service channels. Also in the office color market, in addition to Ricoh and Xerox, Konica Minolta has been very aggressive with its color strategy especially in Europe and the US, and competition in this market has become fierce.
     Also, as a recent trend, convergence of the copier industry and the printer industry has become apparent. Competition in the low-end segment has become especially fierce as a result of the impact of printer-based MFDs on the copier market. Canon sees this market convergence as a growth opportunity and has enhanced its printer and printer-based MFP lineups. Canon also differentiates itself from other competitors by offering comprehensive solutions to customers.
•	Cameras
     Competition in the camera industry is intense, with many established market participants offering excellent products with competitive pricing. Canon’s primary competitors in digital cameras are Sony Corporation, Fujifilm Co., Ltd., Olympus Corporation, Nikon Corporation, Casio Computer Co., Ltd., Matsushita Electric Industrial Co., Ltd., PENTAX Company, Samsung Electronics Co., Ltd., and Eastman Kodak Company.
     In the digital SLR market, competition increased in 2007, with more newcomers using aggressive approaches entering into the growing market. Canon is committed to keep leading the digital SLR market, with aggressive investment in developing new models.
     Canon’s primary competitor in the lens market is Nikon Corporation, whose popular class digital SLR cameras are selling well. Another major competitor is Sigma Corporation, which sells products that are compatible with Canon’s SLR camera lens.
     In the compact digital cameras, the trend of declining prices is expected to continue in 2008, and it will become tougher to maintain current profit levels. Also, the market in the economically developed countries could be peaking due to high household penetration.
     While Canon sees the above-mentioned challenges, Canon also sees many reasons for optimism. For instance, as China and Eastern Europe, including Russia, have shown significant growth, Canon has maintained a high market share in China and Russia. Also, Canon’s cost reduction efforts have shown very positive progress utilizing the advantages of significant economies of scale. Canon believes its compact Digital Still Camera (“DSC”) business will continue to benefit from these conditions.
     Canon’s primary competitors in digital video camcorders are Sony Corporation, Matsushita Electric Industrial Co., Ltd., Victor Company of Japan Ltd., Hitachi, Ltd. and Samsung Electronics Co., Ltd.
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
     According to the United States patent annual list, which IFI CLAIMS® Patent Services has released, Canon has been consistently ranked as second or third in recent years in terms of the number of patents issued in the United States, as Canon maintained its reputation as a famous technology-oriented company.

     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, particularly in areas such as electrophotography, laser beam printers, multifunction printers, facsimiles and cameras.
     Some examples include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimiles)
Matsushita Electric Industrial Co., Ltd.	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Kyocera Mita Corporation	(electrophotography)
Konica Minolta Holding Co.,Ltd.	(business machines)
Toshiba Corporation	(business machines)
Sharp Corporation	(electrophotography)
     Canon has also been granted licenses with respect to patents held by other companies.
     Some examples include:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell International Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
St. Clair Intellectual Property Consultants, Inc.	(Selection of digital camera’s image format)
     Canon has also entered into cross-licensing agreements with other major industry participants.
     Some examples include:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Matsushita Electric Industrial Co., Ltd.	(video tape recorders and video cameras)
Eastman Kodak Company	(electrophotography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles and word processors)
     Canon has placed a high priority on the management of its intellectual property as part of its management strategy to enhance its global business operations. Some products which are material to Canon’s operating results incorporate patented technology which is critical to the continued success of these products. Typically, these products incorporate technology reflected in dozens of different patents. Canon does not believe that its business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon, any particular patent, copyright, license or intellectual property rights or group thereof.
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
     The WEEE Directive requires that after August 13, 2005, companies that sell electrical and electronic equipment bearing their trade names in the European Union must arrange and pay for the collection, treatment, recycling, recovery and disposal of their equipment and achieve designated recycling rates by December 31, 2006. Pursuant to the WEEE Directive, Canon is joining a collective compliance scheme for the WEEE Directive in each member state, and achieved the recycling ratio of waste electrical and electronic equipment through these schemes by the target date.
     The EU will begin to review both directives, starting from next year. After 2010, when tighter restrictions may be enforced, Canon’s costs may increase due to a need to develop and adopt substitute materials or processes. Such increased costs may have an adverse effect on its results of operations.
2.	Soil Pollution Prevention Law of Japan
     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment, went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for another purpose. The results of such investigation are reported to the prefectural governor. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area,” publicly announce such designation and make available upon request the investigation report. The substances designated in the law consist of 25 chemical groups, including substances such as lead, arsenic, and trichloro ethylene. If there is a possibility that the soil pollution of the designated area may affect human health, the governor will issue an order to the landowner to take remedial actions.
     In response to the law, Canon has commenced a detailed survey and measurement of soil and groundwater to determine the existence of pollution at all of Canon’s operational sites in Japan. Additional costs may arise as remedial measures become necessary. These factors may adversely affect Canon’s results of operations and financial condition.
     See “Risk Factors—Risks Related to Environmental Issues —Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

3.	Law for Promotion of Effective Utilization of Resources of Japan
     The Law for Promotion of Effective Utilization of Resources of Japan, administered by the Japanese Ministry of Economy, Trade and Industry (“METI”), enacted in April 2001, is currently being evaluated for a revision in 2008. This Law requires manufacturers of “specified reuse-promoted products,” including copiers, to promote the use of recyclable resources and recovered products (designing and manufacturing products that can be easily reused or recycled). The coverage and requirements of the law may be expanded to other products such as printers, and may have an adverse effect on Canon’s results of operations.
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
5.	European Union (“EU”) Directive on Batteries and Accumulators and Waste Batteries and Accumulators
     On September 26, 2006, a new directive on batteries and accumulators and waste batteries and accumulators was published in the EU Official Journal to replace a similar existing directive. EU member states must implement the directive by September 26, 2008, and manufacturers and sellers must comply with these laws based on the new directive. Whereas the existing directive applies only to batteries with a certain mercury, cadmium and lead content, the new directive applies to all batteries and accumulators placed on the European Community (“EC”) market. After September 2008, the new directive will require specified labels on all batteries, but detailed requirements have not yet been published. In addition, it establishes specific targets for collection, treatment and recycling of batteries and accumulators. Canon expects that compliance with the new directive will increase its financial costs such as labeling, recycling fees or guarantees of batteries packed with or incorporated in products placed on the EC market.
6.	Administrative Measures on the Control of Pollution Caused by Electronic Information Products of China
     Modeled on the European Union RoHS Directive described above, the Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products on February 28, 2006. These measures regulate lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyls or polybrominated diphenyl ethers in electronic information products. Step 1 was implemented for the products manufactured on and after March 1, 2007. Almost all Canon products will be covered by this regulation.
     To comply with Step 1 requirements, a specified China-specific mark shall be put on all the covered products according to whether the regulated six substances are contained in them or not, and their use of the six substances must be shown on product manuals. In addition, each product’s environmental protection use period (“EPUP”) must be described on its recycling mark with the production date, and packaging materials shall be shown on the boxes, etc. that pack the covered products.
     As Step 2 requirements, the content of the six substances in specific electronic information products (those specified in the “list for emphasized management”) would be restricted by the similar limitation as the EU RoHS Directive, and a China-specific compulsory products certification system will be introduced for such products. However, neither the standards to implement these measures nor the “emphatic management list” have been published yet.
     These requirements will increase Canon’s costs and may have an adverse affect on its results of operations and financial condition.
7.	U.S. States’ and Canada’s Legislations concerning Waste Electric and Electronic Products and RoHS-like Regulations
     Electric and electronic equipment recycling laws have been enacted in some states such as California and Washington, and more draft recycling laws are now being discussed in about 20 states. Most states’ laws cover only displays or TVs, so the impact on Canon has not been significant to date. However, there are some Canadian state laws, like the regulations of Ontario and Alberta, which require manufacturers to bear the costs of collection and recycling of printers and fax machines, and some other products made by Canon. Canon expects that compliance with the state requirements might increase its costs such as recycling fees and guarantees of products sold there.
     Some draft state laws are being considered in California and other states, which would restrict certain hazardous substances in electric and electronic equipment in a manner similar to the EU RoHS Directive. If such requirements are enacted, they might increase Canon’s costs.
8.	The European Framework for the management of chemical substances, or REACH Regulations
     On December 30, 2006, the REACH Regulation was published in the EU Official Journal, and was implemented on June 1, 2007. This covers almost all the chemicals (that is, products in gaseous, liquid, paste or powdery form) and the “articles” (products in solid state) manufactured in or imported into the European Union.
     All the chemicals manufactured or imported over specific thresholds shall be registered in the European Union with information about its usage or chemical characters, etc. The registration of new chemicals will commence in June 2008. For chemical substances which have been already used, “pre-registration” will be accepted from June 1 to December 1, 2008. Substances that have not been pre-registered cannot be used after December 2008 until they are formally registered. Pre-registered substances will be subject to formal registration procedures according to quantity and hazardous properties. Canon uses some chemicals which are subject to pre-registration requirements, and preparations for pre-registration are underway.
     Moreover, authorization shall be required when using certain substances, and the use of substances regarded as “dangerous” might be prohibited. From June 2011, the suppliers of “articles” will have to report to the EU authority when certain substances are contained in them. In addition, suppliers of article will have to provide information about such substances to all business users and consumers upon request.
     These requirements of REACH will increase Canon’s costs and may have an adverse effect on its results of operations and financial condition.

9.	The European Framework for the Setting of Requirements for Energy-Using Products (so-called “EuP Directive”)
     The European Union published a directive that establishes a framework for the setting of environmental requirements for energy-using products, the “EuP Directive,” on July 22, 2005. Member states were required to bring into force the laws necessary to comply with the directive concerning eco-design by August 11, 2007. This framework directive applies to all products that use energy, and under this directive, implementing measures for specific product categories must be adopted by the European Union member states. Until these implementing measures are clarified, it is difficult to predict the effects of the EuP Directive. However, we expect that the energy requirement for standby mode, which would be one of the first implemented measures, will take effect in the latter half of 2009, and that the implemented measures for imaging equipment, which covers most of Canon products, will take effect in 2010. Canon is pushing forward with preparations to comply with the EuP Directive, but achieving compliance will likely increase Canon’s costs.
10.	Kyoto Protocol to the United Nations Framework Convention on Climate Change
     According to Kyoto Protocol to the U.N. Framework Convention on Climate Change which took effect on February 16, 2005, the first commitment period will commence in 2008 with a span of five years. The Japanese Government will revise its Kyoto Protocol Target Attainment plan that was decided by the Cabinet in 2005 to ensure that Japan achieves the numerical target set by the Kyoto Protocol, in which total emissions of carbon dioxide should be reduced by an average of 6% in comparison with those of 1990 during the first commitment period. Revisions will be decided in a Cabinet meeting in the first quarter of 2008.
     In conjunction with this revision of the plan in 2008, the Energy Saving Law in Japan (Law concerning the Rational Use of Energy) that was revised in 2006 will be reviewed for further potential revisions. The purpose of such revisions would be to reinforce versatile energy efficiency improvements such as imposing a duty to report on energy consumptions both at the business sites which use energy currently covered and at the level of the enterprises integrating such sites. Franchise chains which were not regulated so far will also be covered to improve energy efficiency in the service sector.
     In response to a demand from the Japanese Government, four of the Electrical and Electronic Industrial Associations to which Canon belongs have revised the numerical target of its voluntary planned reductions upward in each of 2006 and 2007, and the new target is to reduce carbon dioxide emissions per production unit in real values by 35% in comparison with emissions rates of 1990.
     Canon will need to strengthen its group structure in Japan in order to achieve its voluntary action plan target in line with the target in the voluntary action of the Industrial Associations, while taking revised laws into its consideration. In addition, Canon closely monitors laws and regulations which may be made more restrictive, as well as the direction of future activities of the Japanese Government and of the industrial sector. Canon is evaluating potential unexpected developments and planning countermeasures to address such developments, if necessary, including making use of the Kyoto mechanism, etc.
11.	Other environmental activities
     Canon aims to reduce environmental burdens in all stages of its product lifecycles, and through various environmental activities. Canon will continue to create products that are considerate to people and the global environment. Above all, CO2 emissions demand a lot of attention and international discussions of the numerical targets for CO2 emission reductions for the Post-Kyoto Protocol period beginning in 2013 have been highly contentious. Now that the EU has already committed to a 20% reduction by 2020 and Japan has advocated a reduction of global CO2 emissions by half by 2050 in its “Cool Earth 50 initiative,” it is highly probable that an aggressive numerical target will be set at the 15th Conference Of the Parties for United Nations Framework Convention on Climate Change in 2009. An interim target may be imposing a 30-40% reduction target for developed countries.
     Canon needs to work diligently toward CO2 emission reductions through energy efficient product design as well as by implementing further energy conservation efforts in factories.
     C. Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2007, Canon had 239 consolidated subsidiaries and 15 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2007.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	51.8%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 24 plants in Japan and 17 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2007 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Headquarters, Tokyo	2,471	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	172	Training & administration

Kawasaki Office, Kanagawa	259	Development of production engineering

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Optics R&D Center, Tochigi	473	R&D in optical technologies, development and sales of broadcasting equipment

Yako Development Center, Kanagawa	905	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	855	Manufacturing of lenses for cameras and other applications

Toride Plant, Ibaraki	2,934	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,177	Manufacturing of semiconductor production equipment and LCD production equipment; design and manufacturing of factory automation equipment and metal molds

Utsunomiya Optical Products Plant, Tochigi	1,417	R&D, manufacturing, sales and servicing of semiconductor production equipment

Canon Electronics Inc., Saitama and Gunma	1,170	Camera components, magnetic heads, sensors, micrographics, document scanners, LBPs, laser scanner units and portable data terminals

Canon Finetech Inc., Saitama, Ibaraki, and Fukui	988	Copying machines, copying machines peripherals, chemical products and business-use printers

Canon Precision Inc., Aomori	1,090	Motors, toner cartridges and sensors

Optron Inc., Ibaraki	142	Optical crystals (for steppers, cameras, telescopes) and vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Chemicals Inc., Ibaraki	2,103	Toner cartridges and rubber functional components

Canon Components Inc., Saitama	607	Image sensor units, printed circuit boards, ink cartridges and medical equipment

Oita Canon Inc., Oita	1,344	Digital cameras, cameras and digital video camcorders

Nagahama Canon Inc., Shiga	1,097	LBPs, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,015	Chemical products for copying machines and printers

Ueno Canon Materials Inc., Mie	638	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	553	Semiconductor production-related equipment, copying machines and copying machine units

Canon Ecology Industry Inc., Ibaraki	399	Recycling of toner cartridges and business machine repair

Nisca Corporation, Yamanashi	377	Scanner units and optical equipment

Miyazaki Daishin Canon Co., Ltd., Miyazaki	129	Digital cameras

Canon Mold Co., Ltd., Ibaraki	171	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	940	Production equipment for electron devices, Flat Panel Display and semiconductor

Canon Machinery Inc., Shiga	294	Production equipment for cartridges and semiconductor

Tokki Corporation, Tokyo and Niigata	187	Vacuum technology-related equipment

SED Inc., Kanagawa	1,106	Flat-screen SED (Surface-conduction Electron-emitter Display) panels

	Floor space
	(including
Name and location	Leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)
[Europe]

Canon Giessen GmbH, Giessen, Germany	362	Copying machines, toner cartridges and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Toner cartridges and recycling of toner cartridges

[America]

Canon Virginia, Inc.,Virginia, U.S.	828	Toner and toner cartridges

[Asia]

Canon Inc., Taiwan, Taiwan	414	Cameras and lenses

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	581	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,355	LBPs and toner cartridges

Canon Zhuhai, Inc., Zhuhai, China	661	LBPs and digital cameras

Tianjin Canon Inc., Tianjin, China	148	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya, Thailand	1,309	Inkjet printers

Canon Ayutthaya Thailand Ltd., Ayutthaya, Thailand	182	Circuit boards for inkjet printers

Canon Engineering Thailand Ltd., Ayutthaya, Thailand	129	Metal molds and plastic injection mold parts

Canon Zhougshan Business Machines Co., Ltd., Zhougshan, China	840	LBPs

Canon Vietnam Co., Ltd., Hanoi, Vietnam	2,492	Inkjet printers and LBPs

Canon (Suzhou) Inc., Suzhou, China	771	Copying machines

Canon Finetech (Suzhou) Business Machines Inc. , Suzhou, China	355	Copying machines

Thai Nisca Co.Ltd., Ayutthaya, Thailand	190	Optical equipment and copying machine peripherals

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	217	Copying machines and LBP peripherals
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.
Main facilities under construction for establishment/expansion
.	Canon Precision Inc.: New Production Base (Business Machines Operations)
     Location: Hirosaki-shi, Aomori Pref.
     *To be leased to Canon Precision Inc. by the Company
Item 4A. Unresolved Staff Comments
     Not applicable.

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
Economic environment
     Looking back at the global economy in 2007, the U.S. economy proved sluggish in the second half of the year as the fallout from the subprime loan crisis resulted in a decline not only in housing investment, but also in consumer spending. In Europe, the region moved toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to continued improvements in the employment environment. Within Asia, the Chinese economy maintained a high growth rate while other economies in the region also enjoyed generally favorable conditions, primarily due to export growth. In Japan, the economy maintained a trend toward recovery, buoyed by an improvement in consumer spending along with increased capital spending fueled by strong corporate earnings.
Market environment
     As for the markets in which Canon operates, within the camera segment, demand for digital single-lens reflex (“SLR”) cameras and digital compact cameras continued to realize healthy growth during the year. Within the office imaging products market, demand for network digital multifunction devices (“MFDs”) remained solid as the office market shifted toward color models in all regions. As for computer peripherals, including printers, demand for laser beam printers continued to grow for both color and monochrome low-end models. Within the inkjet printer market, as the shift in demand from single-function to multifunction machines gained momentum, price competition for multifunction models increased in severity. In the optical equipment segment, while demand for projection aligners, which are used to produce liquid crystal display (“LCD”) panels, remained at a low level due to restrained investment by LCD manufacturers, demand for steppers, used in the production of semiconductors, remained at approximately the same level as the previous year. The average value of the yen for the year was ¥117.50 to the U.S. dollar and ¥161.41 to the euro, representing a slight year-on-year decrease against the U.S. dollar, and about a 10% decline against the euro.
Summary of operations
     Amid these conditions, Canon’s consolidated net sales in 2007 increased by 7.8% from the year-ago period to ¥4,481.3 billion, resulting from a solid rise in sales of digital cameras, color network MFDs, and laser beam printers, along with the positive effect of favorable currency exchange rates. Income before income taxes and minority interests in 2007 totaled ¥768.4 billion, a year-on-year increase of 6.8%, while net income for the year totaled ¥488.3 billion, both marking all-time highs.
Key performance indicators
     Following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2007	2006	2005	2004	2003
Net sales (Millions of yen)	¥4,481,346	¥4,156,759	¥3,754,191	¥3,467,853	¥3,198,072
Gross profit to net sales ratio	50.1%	49.6%	48.5%	49.4%	50.3%
R&D expense to net sales ratio	8.2%	7.4%	7.6%	7.9%	8.1%
Operating profit to net sales ratio	16.9%	17.0%	15.5%	15.7%	14.2%
Inventory turnover within days	44 days	45 days	47 days	49 days	49 days
Debt to total assets ratio	0.6%	0.7%	0.8%	1.1%	3.1%
Stockholders’ equity to total assets ratio	64.8%	66.0%	64.4%	61.6%	58.6%
Note: Inventory turnover within days; Inventory divided by net sales for the previous six months, multiplied by 182.5.
-Revenues-
     As Canon seeks to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. Following are some of the KPIs relating to revenue that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a much lesser extent, provision of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group important to assessing Canon’s performance in sales in various product groups in light of market trends.
     Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms in product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through efficiency enhancements in its production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and Canon intends to continue to pursue further shortening of product development lead times and reductions in production costs.
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
     Stockholders’ equity to total assets ratio (ratio of total stockholders’ equity to total assets) is another KPI for Canon. Canon believes that stockholders’ equity to total asset ratio measures its long-term viability. Canon believes that a high or increasing stockholders’ equity ratio usually indicates that Canon has a good, or improving ability to fund debt obligations and other unexpected expenses, which means in the long-term that Canon is better able to maintain a high level of stable investments for its future operations and development. As Canon puts a strong emphasis on its research and development activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of stockholders’ equity to total assets ratio.
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
Revenue recognition
     Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.
     Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.
     Revenue from sales of optical equipment, such as steppers and aligners that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.
     Canon also offers separately priced product maintenance contracts for most office imaging products, for which the customer typically pays a stated base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is measured at the stated amount of the contract and recognized as services are provided and variable amounts are earned.
     Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When equipment leases are bundled with product maintenance contracts, revenue is first allocated considering the relative fair value of the lease and non-lease deliverables based upon the estimated relative fair values of each element. Lease deliverables generally include equipment, financing and executory costs, while non-lease deliverables generally consist of product maintenance contracts and supplies.
     For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No.00-21, “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.
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

Property, plant and equipment and accounting change
     Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.
     Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application. Estimated residual values were also reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining-balance application is preferable because it provides a better matching of the allocation of cost of machinery and equipment with associated revenues in light of increasingly short product life cycles.
Environmental liabilities
     Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that Canon owns or operates, as well as at certain properties Canon formerly owned or operated. Canon employs extensive internal environmental protection programs that focus on preventive measures. Canon conducts environmental assessments for a number of its locations and operating facilities. If Canon was to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material. The liabilities for environmental remediation and other environmental costs are accrued when it is considered probable and costs can be reasonably estimated.
Income taxes
     As more fully disclosed in the Notes to Consolidated Financial Statements, Canon adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109,” on January 1, 2007. Canon considers many factors when evaluating and estimating income tax uncertainties. These factors include an evaluation of the technical merits of the tax positions as well as the amounts and probabilities of the outcomes that could be realized upon settlement. The actual resolutions of those uncertainties will inevitably differ from those estimates, and such differences may be material to the financial statements.
Valuation of deferred tax assets
     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes in these factors may require possible recognition of significant valuation allowances to reduce the net carrying value of these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts which may not be realized are charged to income tax expense and will adversely affect net income.
Employee retirement and severance benefit plans
     Canon has significant employee retirement and severance benefit obligations that are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.
     In preparing its financial statements for fiscal 2007, Canon estimated a weighted-average discount rate of 2.5% for Japanese plans and 4.5% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.9% for Japanese plans and 6.0% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 9%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by the Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions.”
     Decreases in expected return on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2008, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately ¥3,022 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects the value of plan assets in future fiscal years and, ultimately, future pension income (expense).
     On December 31, 2006, Canon adopted the recognition and disclosure provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 required Canon to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.
     Effective January 1, 2007, Canon and certain of its domestic subsidiaries have amended their funded defined benefit pension plans, and the projected benefit obligation has decreased by ¥101,620 million, primarily due to the modification of the pattern of future benefit payments. This decrease is amortized as a reduction of net periodic benefit cost over the employee’s average remaining service period. The amount is approximately ¥5,834 million per year. In conjunction therewith, Canon and certain of its domestic subsidiaries have implemented an unfunded retirement and severance plan and a defined contribution pension plan for certain future pension benefits attributable to employee’s future services.

Consolidated result of operations
Fiscal 2007 compared with fiscal 2006
     Summarized results of operations for fiscal 2007 and fiscal 2006 are as follows:

	2007	Change	2006
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥4,481,346	+ 7.8%	¥4,156,759
Operating profit	756,673	+ 7.0	707,033
Income before income taxes and minority interests	768,388	+ 6.8	719,143
Net income	488,332	+ 7.2	455,325

Net income per share:
Basic	377.59	+10.4	341.95
Diluted	377.53	+10.4	341.84
Note: See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2007 totaled ¥4,481,346 million. This represents a 7.8% increase from the previous fiscal year, reflecting solid rises in sales of digital cameras and color network digital MFDs, and laser beam printers, along with the positive effects of the depreciation of the yen.
     Overseas operations are significant to Canon’s operating results and generated approximately 77% of total net sales in fiscal 2007. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.
     The average value of the yen in fiscal 2007 was ¥117.50 to the U.S. dollar, and ¥161.41 to the euro, representing a slight decrease against the U.S. dollar, and about 10% decline against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations favorably impacted net sales by approximately ¥125,500 million. This favorable impact was comprised of approximately ¥9,600 million for U.S. dollar denominated sales, ¥104,700 million for euro denominated sales and ¥11,200 million for other foreign currency denominated sales.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2007, 2006 and 2005 was 49.9%, 50.4% and 51.5%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2007 increased by 9.1% to ¥2,246,981 million from fiscal 2006. The gross profit ratio improved 0.5 points year on year to reach 50.1%. The improved gross profit ratio was mainly the result of such factors as the launch of new products and the in-house manufacturing of key components and key devices, in addition to cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, which absorbed the negative effects of escalating raw materials cost and severe price competition in the consumer product market.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Although the growth in selling, general and administrative expenses—which increased 7.4% year on year—remained less than revenue growth, R&D expenditures grew by 19.4% from the year-ago period to ¥368,261 million due to active R&D investment, resulting in an increase in the operating expense to net sales ratio of 0.6 points year on year to 33.2%.
Operating profit
     Operating profit in fiscal 2007 increased by 7.0% to ¥756,673 million from fiscal 2006. Operating profit in fiscal 2007 was 16.9% of net sales.
     The company and its domestic subsidiaries implemented a change in the accounting method used to calculate depreciation of fixed assets at the start of the second quarter of the year, which resulted in an increase of depreciation expense by ¥63,773 million compared with the previously used method.
Other income (deductions)
     Other income (deductions) for fiscal 2007 stayed at almost the same level as the previous year. Although interest and dividend income increased by ¥5,666 million, the foreign currency exchange loss offset it by ¥6,139 million.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2007 was ¥768,388 million, a 6.8% increase from fiscal 2006, and constituted 17.1% of net sales.
Income taxes
     Provision for income taxes in fiscal 2007 increased by ¥16,025 million from fiscal 2006, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2007 declined by 0.1% compared with fiscal 2006.
Net income
     As a result of the factors offerings above, net income in fiscal 2007 increased by 7.2% to ¥488,332 million, which represents a 10.9% return on net sales.
Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include mainly office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.

•	Computer peripherals include mainly laser beam printers, inkjet multifunction peripherals, single function inkjet printers and image scanners.

•	Business information products include mainly computer information systems, document scanners and personal information products.
•	The cameras product group includes mainly digital single lens reflex (“SLR”) cameras, digital compact cameras, interchangeable lenses and digital video camcorders.

•	The optical and other products product group includes mainly semiconductor production equipment, mirror projection mask aligners for LCD panels, broadcasting equipment, medical equipment, large format printers and related components.

Sales by product
     Canon’s sales by product group are summarized as follows:

	2007	Change	2006
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,290,788	+ 8.8%	¥1,185,925
Computer peripherals	1,537,511	+ 9.9	1,398,408
Business information products	107,243	+ 0.5	106,754

Total business machines	2,935,542	+ 9.1	2,691,087

Cameras	1,152,663	+10.6	1,041,865
Optical and other products	393,141	- 7.2	423,807

Total	¥4,481,346	+ 7.8%	¥4,156,759

     Sales of business machines, constituting 65.5% of consolidated net sales, increased 9.1%, to ¥2,935,542 million in fiscal 2007.
     Sales of office imaging products increased 8.8% in fiscal 2007, to ¥1,290,788 million. In the business machine segment, as demand for network digital MFDs shifted toward color models in both the domestic Japanese and overseas markets, the competitively priced iR C2880 series and the high-end iR C5185 series continued to enjoy strong sales. Among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Additionally, Canon marked its entry into the commercial print market with the launch of the new imagePRESS C7000VP. Color office imaging products accounted for 35% and 31% and monochrome office imaging products accounted for 45% and 49% of office imaging products sales in fiscal 2007 and 2006, respectively. Sales of facsimiles and information system business accounted for 20% of sales of office imaging products in both fiscal 2007 and 2006.
     Sales of computer peripherals increased 9.9% in fiscal 2007 to ¥1,537,511 million. Laser beam printers enjoyed a year-on-year increase of over 20% in unit sales, with strong demand for both color and monochrome low-end models, and consumables also growing favorably, resulting in an increase of 10.5% in sales in value terms. As for inkjet printers, despite a continuing decline in unit sales for single-function models and severe price competition in the market, sales in value terms increased by 9.2% in 2007, boosted by such factors as increased unit sales of multifunction models, including the PIXMA MP600/610, and healthy sales growth for consumables.
     Sales of business information products increased 0.5%, to ¥107,243 million in fiscal 2007.
     Sales of cameras continued to achieve growth of 10.6% in fiscal 2007, totaling ¥1,152,663 million. The growth was fueled by demand for digital SLR cameras, with particularly strong sales for the compact, lightweight-body EOS DIGITAL REBEL XTi and the advanced-amateur-model EOS 30D/40D which, in turn, led to expanded sales of interchangeable lenses for SLR cameras. As for compact digital cameras, Canon strengthened its lineup with the launch of 16 new models—5 stylish ELPH-series models and 11 PowerShot-series models—catering to a diverse range of shooting styles. As a result, unit sales of digital cameras for 2007 increased by approximately 17% from the year-ago period. In the field of digital video camcorders, the launch of consumer-market HDV models equipped with Canon HD CMOS sensors contributed to expanded sales, filling out Canon’s digital camcorder lineup along with MiniDV, DVD and hard disk models. Sales of cameras constituted 25.7% of consolidated net sales in fiscal 2007.
     Sales of optical and other products decreased 7.2% in fiscal 2007, to ¥393,141 million. In the optical and other products segment, sales of aligners, used to produce LCD panels, decreased amid reduced market demand due to restrained investment by LCD manufacturers, and sales of steppers, used in the production of semiconductors, also declined slightly. Sales of optical and other products constituted 8.8% of consolidated net sales in fiscal 2007.
Sales by region
     A summary of net sales by region in fiscal 2007 and fiscal 2006 is provided below:

	2007	Change	2006
	(Millions of yen, except percentage data)
Japan	¥947,587	+ 1.6%	¥932,290
Americas	1,336,168	+ 4.1	1,283,646
Europe	1,499,286	+14.1	1,314,305
Others	698,305	+11.5	626,518

Total	¥4,481,346	+ 7.8%	¥4,156,759

Note: This summary of net sales by region of destination is determined by the location of the customer.
     A geographical analysis indicates that net sales in fiscal 2007 increased in every region.
     In Japan, sales of office imaging products increased by 6.8% in fiscal 2007 due to the growth of color network digital MFDs and cameras also achieved sales growth of 7.4% due to strong demand for digital SLR cameras. Sales of optical and other products decreased by 6.8% due to a reduced demand for steppers. As a result, net sales in this region increased by 1.6% in fiscal 2007 from fiscal 2006.
     In the Americas, net sales increased by 3.1% on a local currency basis in fiscal 2007, mainly due to increased sales of digital cameras and color network digital MFDs. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products such as the EOS 40D, advanced-amateur-model, and the EOS DIGITAL REBEL XTi. On a yen basis, net sales in the Americas increased by 4.1% in fiscal 2007.
     In Europe, net sales increased by 5.3% on a local currency basis in fiscal 2007, mainly due to increased sales of laser beam printers, color network digital MFDs and digital cameras. On a yen basis, after accounting for the depreciation of the yen against the euro, net sales in Europe grew 14.1% in fiscal 2007.
     Sales in other areas increased by 11.5% on a yen basis in fiscal 2007, reflecting overall sales growth, particularly in digital cameras and laser beam printers.
Operating profit by product
     Operating profit for business machines in fiscal 2007 increased by ¥51,032 million to ¥650,261 million. This increase resulted primarily from sales growth and cost reduction efforts.
     Operating profit for cameras in fiscal 2007 increased by ¥38,688 million to ¥307,426 million. The suppression of price declines through the launch of new products and continued cost reduction efforts realized through ongoing production reform and procurement boosted the operating profit of this segment.
     Operating profit for optical and other products in fiscal 2007 decreased by ¥20,395 million to ¥21,080 million mainly due to a decline in the sales volume of aligners and steppers.

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
Note: See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2006 totaled ¥4,156,759 million. This represents a 10.7% increase from the previous fiscal year, reflecting solid rises in sales of digital cameras and color network digital MFDs, and laser beam printers, along with the positive effects of the depreciation of the yen.
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
     The average value of the yen in fiscal 2006 was ¥116.43 to the U.S. dollar, and ¥146.51 to the euro, representing depreciation of about 5% against the U.S. dollar, and 7% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations favorably impacted net sales by approximately ¥138,700 million. This favorable impact was comprised of approximately ¥67,800 million for U.S. dollar denominated sales, ¥65,900 million for euro-denominated sales and ¥5,000 million for other foreign currency-denominated sales.
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
Gross profit
     Canon’s gross profit in fiscal 2006 increased by 13.3% to ¥2,060,480 million from fiscal 2005. The gross profit ratio improved 1.1 points year on year to reach 49.6%. The improved gross profit ratio was mainly the result of such factors as the introduction of automated production lines, and the in-house manufacturing of key components and key devices, in addition to cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, which absorbed the negative effects of severe price competition in the consumer product market.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Although R&D expenditures grew 7.6% in fiscal 2006 from the previous year to ¥308,307 million, the operating expenses to net sales ratio improved 0.4 points. This was achieved by limiting growth in selling, general and administrative expenses, with the exception of a temporary increase in expenses related to the relocation of operation bases, below the growth rate for net sales. In general, Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew in fiscal 2006 from the previous year, resulting from increased R&D activities.
Operating profit
     Operating profit in fiscal 2006 increased by 21.3% to ¥707,033 million from fiscal 2005. Operating profit in fiscal 2006 was 17.0% of net sales, compared with 15.5% in fiscal 2005.
Other income (deductions)
     Other income (deductions) for fiscal 2006 declined ¥16,851 million, attributable to an increase of currency exchange losses and a decrease in gains on sales of securities, although interest income grew in line with the rise in the interest rate.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2006 was ¥719,143 million, a 17.5% increase from fiscal 2005, and constituted 17.3% of net sales.
Income taxes
     Provision for income taxes increased by ¥35,448 million from fiscal 2005, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2006 declined by 0.3% compared with fiscal 2005.
Net income
     As a result of the factors offering above, net income in fiscal 2006 increased by 18.5% to ¥455,325 million, which exceeds the growth rate of income before income taxes and minority interests. This represents an 11.0% return on net sales.

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

     Sales of business machines, constituting 64.7% of consolidated net sales, increased 7.5%, to ¥2,691,087 million in fiscal 2006.
     Sales of office imaging products increased 2.8% in fiscal 2006, to ¥1,185,925 million. In the business machine segment, sales of color network digital MFDs, which are grouped in the office imaging products sub-segment, recorded significant growth with the launch of such new models as the mid to high-speed office-use iR C5180 series, the low-power-consumption iR C3380 series, and the high-image-quality imagePRESS C1 for commercial printing. Among monochrome network digital MFDs, while the sales increased in the Asian market, sales of monochrome models declined in other markets as demand shifted toward color models. Color office imaging products accounted for 31% and 28% and monochrome office imaging products accounted for 49% and 53% of office imaging products sales in fiscal 2006 and 2005, respectively. Sales of facsimiles and information system business accounted for 20% and 19% of sales of office imaging products in both fiscal 2006 and 2005, respectively.
     Sales of computer peripherals increased 12.3% in fiscal 2006 to ¥1,398,408 million. Laser beam printers enjoyed a year-on-year increase in unit sales, with color models growing more than 50% and monochrome machines, particularly low-end models, also recording healthy growth of over 10%. Sales in value terms also rose significantly. As for inkjet printers, despite a decline in demand for single-function models and severe price competition in the market, sales in value terms increased along with unit sales. Sales performance was boosted by the introduction of 24 new models—13 single-function models and 11 multifunction models—including the high-speed user-friendly PIXMA MP600 and overseas entry-level-model PIXMA MP160 all-in-ones, which contributed to a stronger product lineup while also supporting favorable sales growth for consumables.
     Sales of business information products increased 2.4%, to ¥106,754 million in fiscal 2006, mainly due to the growth in the demand for document scanners.
     Sales of cameras continued to achieve significant sales growth of 18.5% in fiscal 2006, totaling ¥1,041,865 million. The continued strong demand for digital SLR cameras has fueled continued growth with particularly strong sales for the advanced-amateur-model EOS 30D, launched in the first half of 2006, and the EOS DIGITAL REBEL XTi, launched in the second half. This, in turn, led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact digital cameras also continued to expand steadily with the introduction of 16 new models in 2006, including six stylish ELPH-series models and 10 PowerShot-series models that cater to a diverse range of shooting styles. As a result, unit sales of digital cameras grew by more than 20% compared with the previous year. Digital cameras accounted for 75% and 72% and conventional film cameras accounted for 15% and 16% of camera sales in fiscal 2006 and 2005, respectively. In the field of digital video camcorders, the launch of consumer-market HDV models equipped with Canon HD CMOS sensors contributed to expanded sales, filling out the company’s digital camcorder lineup along with MiniDV and DVD models. Video camcorders accounted for the remaining 10% and 12% of camera sales in fiscal 2006 and 2005, respectively. Sales of cameras constituted 25.1% of consolidated net sales in fiscal 2006.
     Sales of optical and other products increased 13.7% in fiscal 2006, to ¥423,807 million. In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand due to a significant increase in investment by manufacturers, sales of optical products decreased amid declining demand for aligners, used to produce LCD panels, due to restrained investment by LCD manufacturers. As for the other products included in the segment, the newly consolidated subsidiaries last year contributed to significant sales growth. Sales of optical and other products constituted 10.2% of consolidated net sales in fiscal 2006.

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
     In the Americas, net sales increased by 6.6% on a local currency basis in fiscal 2006, mainly due to increased sales of digital cameras and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products such as the EOS 30D, advanced-amateur-model, and the EOS DIGITAL REBEL XTi. On a yen basis, after accounting for the depreciation of the yen against the U.S. dollar, net sales in the Americas increased by 12.0%.
     In Europe, net sales increased by 4.3% on a local currency basis in fiscal 2006 mainly due to increased sales of digital cameras and laser beam printers. On a yen basis, after accounting for the depreciation of the yen against the euro, net sales in Europe grew 11.3% in fiscal 2006.
     Sales in other areas increased by 9.8% on a yen basis in fiscal 2006, reflecting overall sales growth, particularly in digital cameras.
Operating profit by product
     Operating profit for business machines in fiscal 2006 increased ¥57,201 million to ¥599,229 million. The gross profit ratio improved compared to the previous year, due to cost reduction efforts, and the sales-to-expense ratio declined, contributing to an increase in operating profit.
     Operating profit for cameras in fiscal 2006 increased ¥95,032 million to ¥268,738 million. The gross profit ratio for the camera segment improved, due to such factors as increased sales of new products and cost reduction efforts.
     Operating profit for optical and other products in fiscal 2006 increased ¥2,655 million to ¥41,475 million. The gross profit ratio increased compared to the previous year, due to an increase in sales of steppers.

Segment information by product and geographic area
     Segment information by product and by geographic area for the years ended December 31, 2007, 2006 and 2005 are shown below.
The following table provides segment information by product:

	As of/for the year ended December 31, 2007
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,935,542	¥1,152,663	¥393,141	¥—	¥4,481,346
Intersegment	—	—	238,659	(238,659)	—

Total	2,935,542	1,152,663	631,800	(238,659)	4,481,346

Operating cost and expenses	2,285,281	845,237	610,720	(16,565)	3,724,673

Operating profit	¥650,261	¥307,426	¥21,080	¥(222,094)	¥756,673

Assets	¥1,762,167	¥561,504	¥544,734	¥1,644,220	¥4,512,625
Depreciation and amortization	159,309	37,180	69,843	75,362	341,694
Capital expenditure	166,143	32,870	78,449	151,087	428,549

	As of/for the year ended December 31, 2006
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,691,087	¥1,041,865	¥423,807	¥—	¥4,156,759
Intersegment	—	—	190,687	(190,687)	—

Total	2,691,087	1,041,865	614,494	(190,687)	4,156,759

Operating cost and expenses	2,091,858	773,127	573,019	11,722	3,449,726

Operating profit	¥599,229	¥268,738	¥41,475	¥(202,409)	¥707,033

Assets	¥1,617,198	¥542,866	¥501,008	¥1,860,843	¥4,521,915
Depreciation and amortization	127,873	28,756	37,018	68,647	262,294
Capital expenditure	154,259	31,517	36,272	157,609	379,657

	As of/for the year ended December 31, 2005
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,502,401	¥879,186	¥372,604	¥—	¥3,754,191
Intersegment	—	—	158,114	(158,114)	—

Total	2,502,401	879,186	530,718	(158,114)	3,754,191

Operating cost and expenses	1,960,373	705,480	491,898	13,397	3,171,148

Operating profit	¥542,028	¥173,706	¥38,820	¥(171,511)	¥583,043

Assets	¥1,427,277	¥480,957	¥517,527	¥1,617,792	¥4,043,553
Depreciation and amortization	123,037	27,662	28,011	47,231	225,941
Capital expenditure	201,887	57,678	15,955	108,264	383,784
Notes:
(1)	General corporate expenses of ¥221,979 million, ¥202,328 million and ¥171,522 million in the years ended December 31, 2007, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

(2)	Corporate assets of ¥1,644,220 million, ¥1,860,933 million and ¥1,239,255 million as of December 31, 2007, 2006 and 2005, respectively, which mainly consist of cash and cash equivalents, time deposits, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

(3)	The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar.

(4)	As noted in Note 1-(l) of the Notes to Consolidated Financial Statements, Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment.
The change in depreciation methods caused an increase in depreciation expense by ¥29,148 million in the Business Machines segment, ¥6,451 million in the Cameras segment, ¥15,540 million in the Optical and other products segment and ¥12,634 million in Corporate and Eliminations.

The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2007
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥1,048,310	¥1,329,479	¥1,499,821	¥603,736	¥—	¥4,481,346
Intersegment	2,494,251	4,608	3,496	824,844	(3,327,199)	—

Total	3,542,561	1,334,087	1,503,317	1,428,580	(3,327,199)	4,481,346
Operating cost and expenses	2,722,672	1,281,805	1,441,972	1,378,306	(3,100,082)	3,724,673

Operating profit	¥819,889	¥52,282	¥61,345	¥50,274	¥(227,117)	¥756,673

Assets	¥2,715,294	¥506,295	¥732,579	¥367,234	¥191,223	¥4,512,625

	As of/for the year ended December 31, 2006
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥1,037,657	¥1,277,867	¥1,313,919	¥527,316	¥—	¥4,156,759
Intersegment	2,311,482	4,764	3,586	792,018	(3,111,850)	—

Total	3,349,139	1,282,631	1,317,505	1,319,334	(3,111,850)	4,156,759
Operating cost and expenses	2,558,685	1,236,138	1,272,463	1,275,817	(2,893,377)	3,449,726

Operating profit	¥790,454	¥46,493	¥45,042	¥43,517	¥(218,473)	¥707,033

Assets	¥2,644,116	¥432,001	¥682,381	¥339,314	¥424,103	¥4,521,915

	As of/for the year ended December 31, 2005
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥979,748	¥1,139,784	¥1,178,672	¥455,987	¥—	¥3,754,191
Intersegment	2,046,173	7,424	2,206	646,530	(2,702,333)	—

Total	3,025,921	1,147,208	1,180,878	1,102,517	(2,702,333)	3,754,191
Operating cost and expenses	2,362,019	1,110,415	1,147,658	1,071,155	(2,520,099)	3,171,148

Operating profit	¥663,902	¥36,793	¥33,220	¥31,362	¥(182,234)	¥583,043

Assets	¥2,419,012	¥406,101	¥569,750	¥312,472	¥336,218	¥4,043,553
Notes:
(1)	General corporate expenses of ¥221,979 million, ¥202,328 million and ¥171,522 million in the years ended December 31, 2007, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

(2)	Corporate assets of ¥1,644,220 million, ¥1,860,933 million and ¥1,239,255 million as of December 31, 2007, 2006 and 2005, respectively, which mainly consist of cash and cash equivalents, time deposits, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

(3)	Segment information by geographic area is determined by the location of the Company or its relevant subsidiary making the sale. The segments are defined under Japanese GAAP. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors.

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
     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in consolidation adjustments between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2007, 2006 and 2005 were 4.0%, 3.7% and 3.0%, respectively. This compares with returns of 10.9%, 11.0% and 10.2% on consolidated operations for the respective years.
     Recent developments
     Canon Marketing Japan Inc. acquired shares of Argo 21 Corporation (listed on the Tokyo stock exchange), which possesses an advanced IT solution business, through a tender offer and it became a consolidated subsidiary as of June 21, 2007. Subsequently, Canon Marketing Japan Inc. acquired all of the remaining issued and outstanding shares of Argo 21 Corporation as of November 1, 2007 through a share exchange. With Argo 21 as a wholly-owned subsidiary, Canon Marketing Japan Inc. aims to strengthen its IT solutions business. In conjunction with this transaction, Argo 21 Corporation has been delisted from the Tokyo stock exchange on October 26, 2007.
     Canon acquired shares of Tokki Corporation (listed on the JASDAQ stock exchange), which possesses advanced display technology, through a tender offer and a third party allotment, and made it into a consolidated subsidiary as of December 28, 2007. With Tokki Corporation as a subsidiary, Canon aims to accelerate the development of its display business.
     On February 27, 2008, Canon entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly-owned subsidiary of Hitachi, with the aim of accelerating ongoing development of organic light-emitting diode (“OLED”) displays, ensuring stable procurement of LCD panels and facilitating product development. Under the terms of this agreement, the Company will acquire a 24.9% stake in Hitachi Displays by March 31, 2008, pending regulatory approval.
      As the next step, Canon plans to acquire additional Hitachi Displays’ shares and make Hitachi Displays a Canon subsidiary.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2007 decreased by ¥211,163 million to ¥944,463 million, compared with ¥1,155,626 million in fiscal 2006 and ¥1,004,953 million in fiscal 2005. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies except for the U.S. dollar.
     Net cash provided by operating activities in fiscal 2007 increased by ¥144,028 million from the previous year to ¥839,269 million, reflecting the growth in sales and increased cash proceeds from sales, combined with an increase in net income. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, while the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.
     For fiscal 2007, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reductions. Cost reductions reflect a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll increased, due to an increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the region. Cash outflow for payments for selling, general and administrative expenses increased, but the increase was within the range of the increase in net sales, due to cost-cutting efforts. Cash outflow for payments of income taxes increased, due to the increase in taxable income.
     Net cash used in investing activities in fiscal 2007 was ¥432,485 million, compared with ¥460,805 million in fiscal 2006 and ¥401,141 million in fiscal 2005, consisting primarily of capital expenditures. Purchases of fixed assets in fiscal 2007 totaled ¥474,285 million, which was used mainly to expand production capabilities in Japan and overseas and to strengthen the Company’s production-technology related infrastructure. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥406,784 million for fiscal 2007 as compared to ¥234,436 million for fiscal 2006.
     Net cash used in financing activities totaled ¥604,383 million in fiscal 2007, mainly resulting from the ¥450,000 million purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy and the dividend payout. The Company paid dividends in fiscal 2007 of ¥110.00 per share, which was an increase of ¥26.67 per share over the prior year (after adjusting for the effect of 3 for 2 stock split in 2006).
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
     Short-term loans (including current portion of long-term debt) amounted to ¥18,317 million at December 31, 2007 compared to ¥15,362 million at December 31, 2006. Long-term debt (excluding current portion) amounted to ¥8,680 million at December 31, 2007 compared to ¥15,789 million at December 31, 2006.
     Canon’s long-term debt (excluding current portion) generally consists of lease obligations.
     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies; Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
     As of February 18, 2008, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

     Capital expenditures (purchases of property, plant and equipment) in fiscal 2007 amounted to ¥428,549 million compared with ¥379,657 million in fiscal 2006 and ¥383,784 million in fiscal 2005. In fiscal 2007, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster the Company’s production-technology related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2008, Canon projects its capital expenditures will be approximately ¥440,000 million. The capital expenditures include investments in new production plants and new facilities of Canon.
     Employer contributions to Canon’s worldwide defined benefit pension plans were ¥21,720 million in fiscal 2007, ¥44,981 million in fiscal 2006, ¥40,059 million in fiscal 2005. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥10,262 million in fiscal 2007, ¥6,233 million in fiscal 2006, and ¥4,878 million in fiscal 2005.
     Working capital in fiscal 2007 decreased by ¥266,960 million, to ¥1,352,082 million, compared with ¥1,619,042 million in fiscal 2006 and ¥1,379,941 million in fiscal 2005. This decrease was primarily a result of a decrease in cash and cash equivalents. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2007 was 2.08 compared to 2.39 for fiscal 2006 and 2.28 for fiscal 2005.
     Return on assets (Net income divided by the average of total assets) was 10.8% in fiscal 2007, compared to 10.6% in fiscal 2006 and 10.1% in fiscal 2005.
     Return on stockholders’ equity (Net income divided by the average of total stockholders’ equity) was 16.5% in fiscal 2007 compared with 16.3% in fiscal 2006 and 16.0% in fiscal 2005.
     Debt to total assets ratio was 0.6%, 0.7% and 0.8% as of December 31, 2007, 2006 and 2005, respectively. Canon had short-term loans and long-term debt of ¥26,997 million as of December 31, 2007, ¥31,151 million as of December 31, 2006 and ¥32,141 million as of December 31, 2005.
     C. Research and development, patents and licenses
     The fiscal year 2007 is the second year of Phase III (2006-2010) of the Excellent Global Corporation Plan, which has an objective to realize “Sound Growth” toward “Joining the World’s Top 100 Companies.”
Canon has established the following as key strategies:

•	Realize an overwhelming No.1 position worldwide in all current core businesses,

•	Expand operations through diversification and

•	Identify new business domains and accumulate necessary technological capabilities.
Canon is striving to achieve these strategies as follows:

•	Realize an overwhelming No.1 position worldwide in all current core businesses: Product R&D divisions will work together with the corporate R&D headquarters to bolster product competitiveness through development of extremely superior next-generation products.

•	Expand operations through diversification: Canon is studying existing technologies to expand business domains. Furthermore, Canon will continue to develop various types of displays, such as Surface-conduction Electron-emitter Display (“SED”) and Organic Light-Emitting Diode displays (OLED), in order to realize “cross-media imaging” — a sophisticated combination of imaging input and output equipment for data, still images and video that allows users to intuitively process images and information in any context in daily life or industry.

•	Identify new business domains and accumulate necessary technological capabilities: Canon established a “Strategic Committee for New Domains.” As a result of discussions in that committee, Canon targeted the “medical sector” and “intelligent robot industry” as new business domains, and “safety technology” as a common base technology, and recommended strengthening research and development of related technologies. In addition, Canon is developing and strengthening relationships with universities and other research institutes, such as Stanford University, Kyoto University, Tokyo Institute of Technology and the National Institute of Advanced Industrial Science and Technology, to carry on fundamental research and develop cutting-edge technologies.
     Canon has utilized 3D-CAD systems for some time in boosting R&D efficiency to curtail product development times and costs. Moreover, Canon enhanced and evolved its simulation, measurement, and analysis technologies by introducing leading-edge facilities including one of Japan’s highest-performance cluster computers. As such, Canon has succeeded in further reducing the need for prototypes, dramatically lowering costs and shortening product development lead times.
     Canon has R&D centers worldwide, and each of our R&D centers, with its expertise, is collaborating with other centers to achieve synergies, and cultivating closer ties in fields ranging from basic research to product development.
     Canon’s consolidated R&D expenditures were ¥368,261 million in fiscal 2007, ¥308,307 million in fiscal 2006 and ¥286,476 million in fiscal 2005. The ratios of R&D expenditure to the consolidated total net sales for fiscal 2007, 2006 and 2005 were 8.2%, 7.4% and 7.6%, respectively.
     Canon believes that new products protected by seminal patents will not easily allow competitors to catch up with it, and will give it an advantage in establishing standards in the market and industry. According to the United States patent annual list, which IFI CLAIMS® Patent Services released, Canon obtained the third greatest number of private sector patents in 2007. This achievement marks Canon’s sixteenth consecutive year as one of the top three patent-receiving private-sector organizations.

     D. Trend information
     Though there is a slight sense of uncertainty regarding the future and global economies are now confronted with factors heightening the risk of economic downturn such as financial market confusion due to the subprime loan issue and the impacts of rising crude oil prices, Canon expects modest economic growth to continue on the whole led by the high economic growth of the BRIC countries. On the other hand, however, it is expected that competition will intensify and business conditions for Canon will become increasingly severe.
     In addressing those business and economic conditions, Canon views the current fiscal year, the third year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as a key period for firmly positioning itself for achieving its 2010 objectives, and will actively work to further strengthen and enhance its management base.
     Toward that goal, Canon will focus on strengthening product development capabilities, the source of competitiveness in all of its operations, introduce superior products to those of its competitors, and achieve the real global No.1 market positions in all of its core businesses.
     Additionally, Canon will work to lower its cost rate even further by automating production and moving forward with efforts to produce more key parts in-house through measures like advancing the stable adoption of automated assembly equipment, and by undertaking production and procurement innovation activities. Additionally, regarding product quality, which is always the top concern of a manufacturer, Canon will strategically undertake product quality innovation activities to augment its ability to deliver safety, security, and satisfaction to our customers.
     To enhance its future-oriented R&D, Canon will strengthen companywide strategic functions related to R&D under an organizational structure starting form during the current fiscal year, and focus on areas like technology development for future product and research on future technologies.
     Canon will also accelerate the development of various kinds of displays to promptly establish the display business because the development of new core businesses is essential for realizing sound growth of its business.
     Additionally, because compliance is a key requirement for Canon to continue to prosper as a truly excellent global company, Canon will take measures that go beyond those Canon has taken in the past to ensure that all executives and employees thoroughly understand and implement Canon’s compliance practices.
Business machines segment
Office imaging products
     In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing, and multifunction models. Also, in addition to the stable market for mid-segment office products, Canon expects that the market for higher-end models and low-end multifunction models will expand. The market for color digital devices continued to grow rapidly, and sales of monochrome digital MFDs were stable, reflecting the market trend shifting from single-function to multifunction. Recently, there has been a new, printer-based multifunction printer (“MFP”) market created by printer vendors as they seek to enter the copier and MFD market.
     To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. In 2007, Canon strengthened the product lineups of its color digital devices as well as its monochrome machines and maintained its market share by executing business strategies in line with current market trends.
Computer peripheral products
     In the Inkjet printer market, Canon expects a continuation of declines in market prices, slowdown in market growth, and a shift from single-function printers (“SFP”) to MFPs. To manage these trends, Canon launched new lineups of SFPs and MFPs from flagship to entry models in order to expand its printer sales.
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
     Although Canon expects that the size of the scanner market will continue to contract, the “Cano Scan 8800F” which is based on CCD technology and the “Canon Scan LiDE 90” incorporating Contact Image Sensor technology were both introduced in fiscal 2007 in order to increase Canon’s share of this market.
Business information products
     As for document scanners, adoptions of internal information management systems by corporations, and other factors are driving a worldwide movement to digitize documents and the market for low-priced, compact scanners continued to expand. Under these circumstances, as for the “DR Scanner Series,” Canon introduced the compact, affordable “image FORMULA DR-2510C” in Japan and the “ScanFront 220P,” which is capable of distributing scanned images over a network, in Japan and overseas, and worked to expand sales of these products. As a result, sales have steadily increased in fiscal 2007.
     With regard to servers and personal computers, demand from corporate clients in the Japanese market held steady in fiscal 2007, but a decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving combinations of various products. This trend is expected to continue in fiscal 2008.

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
     There are signs of rapid growth in the market for compact photo printers, which present a new business opportunity. By creating a strong product line, over the mid-term Canon believes that it will be able to take a significant role in this market and turn the compact photo printer business into a new earnings source for Canon.
     Canon believes that it played a major role in the continued expansion of the digital SLR market in fiscal 2007. This market is expected to continue growing for the time being. Canon expects the interchangeable lens market to grow as a result of the rapid market penetration of digital SLR cameras. Canon aims to expand its sales and market share by introducing the most suitable products for the digital SLR camera users, including products with Image Stabilizer capability.
     For video camcorders, the market has recently switched entirely over to digital. Against this background, two trends have been conspicuous in the market. First is the diversity of recording media for video cameras, including DVD, HDD, SD cards and other new forms of media. Second is the trend towards higher picture quality using high-resolution recording methods such as HDV and AVCHD. Canon believes that these two trends will lead to higher picture quality of video camcorders with longer battery life, and will likely contribute to further growth for the overall digital video market.
     Canon will seek continued sales growth with a stronger product line while investing in research and development in order to better respond to new market trends.
     Canon expects that the market for business-use liquid crystal projectors will continue to grow by about 10% per year on a unit basis, while market prices will continue to decline, resulting in almost no sales growth. Especially in the low-end segment, sales are expected to decline, despite an increase in units sold. On the other side, unit prices of high resolution and high luminosity models are relatively stable and unit sales and sales in value terms are both expected to grow.
     In these market conditions, Canon believes that its high-resolution and high luminosity projectors have been very well received by professionals such as system integrators. Canon plans to continue to develop distinctive, value-added products by further improving picture quality, resolution, luminosity and system expandability with Canon’s proprietary AISYS technology and LCOS.
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
     In the TV lens market, demand for HDTV, which has grown in the United States and Japan, is now growing in Europe as well. In particular, there has been increased demand for lenses used for broadcasting sporting events and for producing dramas and documentaries. Canon also expects to see new worldwide replacement demand thanks to greater progress in digitalization. At the same time, there have been signs of expanded HDTV applications by the media. While Canon already has a major market share worldwide for this class of lenses, it intends to continue to strengthen its position in this market.
     The large format printer market unit sales and sales in value terms have experienced stable growth of 10% every year. Canon’s sales growth in this market is much higher than average growth in the market and our market share has expanded every year. Unit price in the market has been stable in recent years. Canon has been able to incur lower costs of production and improve inventory turnover by expanding its market share and achieving economics of scale that improve its profitability.
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
     Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥27,946 million at December 31, 2007. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees were insignificant.

F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2007.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥10,988	¥4,651	¥5,055	¥1,268	¥14
Other Long-Term Debt	13,121	10,778	1,443	691	209
Operating Lease Obligations	57,401	16,365	20,019	9,736	11,281
Purchase commitments for :
Property, Plant and Equipment	117,119	117,119	—	—	—
Parts and Raw Materials	91,882	91,882	—	—	—

Total	¥290,511	¥240,795	¥26,517	¥11,695	¥11,504

Note:
The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 13, Income Taxes in the Notes to Consolidated Financial Statements for further details.
     Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue is recognized and is included in selling, general and administrative expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2007, accrued product warranty costs amounted to ¥20,138 million.
     At December 31, 2007, commitments outstanding for the purchase of property, plant and equipment were approximately ¥117,119 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥91,882 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     During fiscal 2008, Canon expects to contribute ¥13,699 million to its Japanese defined benefit pension plans and ¥4,409 million to its foreign defined benefit pension plans.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
     Directors and corporate auditors of the Company as of March 28, 2008 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Tsuneji Uchida	President & COO	4/1965	Entered the Company
(Oct. 30, 1941)		4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President
		5/2006	President & COO *

Toshizo Tanaka	Executive Vice President	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Policy and Economy Research HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ*
		3/2007	Executive Vice President*

Nobuyoshi Tanaka	Senior Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate Intellectual Property & Legal HQ)	1/1991	Senior General Manager of Semiconductor Production Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Junji Ichikawa	Senior Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Optical Products HQ)	1/1970	Entered the Company
		4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director
		4/2003	Group Executive of Production Management HQ
		4/2004	Chief Executive of Optical Products HQ*
		3/2006	Senior Managing Director*

Akiyoshi Moroe	Senior Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of External Relations HQ, Group Executive of General Affairs HQ, Group Executive of Human Resource Management & Organization HQ)	7/1996	Deputy Group of Executive of Human Resource Management & Organization HQ
		3/1999	Director
		4/1999	Group Executive of General Affairs HQ
		10/2000	Group Executive of Information & Communications Systems HQ
		3/2003	Managing Director
		5/2006	Group Executive of External Relations HQ*
		4/2007	Group Executive of Human Resource Management & Organization HQ*
		3/2008	Senior Managing Director *
Group Executive of General Affairs HQ *

Kunio Watanabe	Senior Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Planning & Development HQ, Deputy Group Executive of Policy and Economy Research HQ)	4/1995	Group Executive of Corporate Planning & Development HQ*
		3/1999	Director
		3/2003	Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ*
		3/2008	Senior Managing Director*

Yoroku Adachi	Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd. Chairman of Canon Hong Kong Co., Ltd. Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director *
		4/2005	President of Canon U.S.A., Inc.*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Yasuo Mitsuhashi	Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director *

Tomonori Iwashita	Managing Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Group Executive of Environment HQ, Group Executive of Quality Management HQ)	4/1999	Senior General Manager of Camera Development Center
		1/2001	Group Executive of Photo Products Group
		3/2003	Director
		4/2003	Deputy Chief Executive of Image Communication Products HQ
		4/2006	Chief Executive of Image Communication Products HQ
		3/2007	Managing Director* Group Executive of Global Environment Promotion HQ
		4/2007	Group Executive of Quality Management HQ *
		1/2008	Group Executive of Environment HQ*

Masahiro Osawa	Managing Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Finance & Accounting HQ)	7/1997	Vice President of Canon U.S.A., Inc.
		2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director
		4/2004	Group Executive of Global Procurement HQ
		3/2007	Managing Director*
		4/2007	Group Executive of Finance & Accounting HQ*

Shigeyuki Matsumoto	Managing Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device Technology Development HQ)	1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director*

Katsuichi Shimizu	Managing Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director
		4/2003	Chief Executive of Inkjet Products HQ*
		3/2008	Managing Director*

Ryoichi Bamba	Managing Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.
		3/2003	Director
		2/2008	President of Canon Europa N.V.*
		3/2008	Managing Director*

Toshio Honma	Managing Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Chief Executive of L Printer Products HQ)	4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ*
		3/2008	Managing Director*

Masaki Nakaoka	Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director*

Haruhisa Honda	Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of Production Engineering HQ)	4/1995	Senior General Manager of Cartridge Development Center
		3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ*
		3/2008	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Shunichi Uzawa	Director	8/1978	Entered the Company
(Jan. 26, 1949)	(Group Executive of Core Technology Development HQ)	1/1998	Senior General Manager of Nano-technology Research Center
		4/2001	Deputy Group Executive of Display Development HQ
		3/2004	Director*
		4/2004	Group Executive of SED Development HQ
		10/2004	President of SED Inc.
		1/2006	Group Executive of Core Technology (koa tekunoroji) Development HQ
		1/2008	Group Executive of Core Technology (kiban gijutsu) Development HQ*

Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Group Executive of Technology Frontier Research HQ)	1/1998	Senior General Manager of Canon Research Center
		1/2000	Deputy Group Executive of Core Technology Development HQ
		3/2004	Director*
		4/2004	Group Executive of Leading-Edge Technology Research HQ
		7/2005	Group Executive of Core Technology Development HQ
		1/2008	Group Executive of Technology Frontier Research HQ*

Tetsuro Tahara	Director	4/1971	Entered the Company
(Jan. 31, 1949)	(Group Executive of Global Manufacturing & Logistics HQ)	4/1999	Senior General Manager of Office Imaging Products Production Management Center
		4/2002	Deputy Chief Executive of Office Imaging Products HQ
		4/2003	President of Canon (Suzhou) Inc.
		3/2006	Director*
		4/2006	Group Executive of Global Manufacturing & Logistics HQ*

Seijiro Sekine	Director	4/1972	Entered the Company
(Oct. 20, 1948)	(Group Executive of Information & Communication Systems HQ)	4/1995	General Manager of Business Information Systems Division
		1/2001	Deputy Group Executive of Information & Communication Systems HQ
		10/2004	Group Executive of Logistics HQ
		3/2006	Director*
		4/2006	Group Executive of Information & Communication Systems HQ, Deputy Group Executive of Global Manufacturing & Logistics HQ
		1/2007	Group Executive of Information & Communication Systems HQ*

Shunji Onda (Mar. 13, 1950)	Director (Group Executive of Global Procurement HQ)	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		1/1999	General Manager of Peripheral Products Chief Executive Office
		1/2002	General Manager of Finance Division
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director*
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ*

Kazunori Fukuma	Director	4/1972	Entered Toshiba Corporation
(Feb. 24, 1950)		6/2005	Executive Officer & Corporate Vice President of Toshiba Corporation
		1/2006	President of SED Inc.*
		1/2007	Entered the Company
		3/2007	Director*

Hideki Ozawa (Apr. 28, 1950)	Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	President of Canon Singapore Pte. Ltd.
		4/2005	President of Canon (China) Co.,Ltd.*
		3/2007	Director*

Masaya Maeda	Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image Communications Products HQ)	1/2002	Senior General Manager of Digital Consumer Products Development Center of Toshiba Corporation
		7/2003	Deputy Group Executive of Digital Imaging Business Group
		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director*
		4/2007	Chief Executive of Image Communications Products HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Keijiro Yamazaki	Corporate Auditor	4/1971	Entered the Company
(Oct. 14, 1948)		4/1999	General Manager of Human Resource Management & Organization Div.
		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director
		4/2004	Group Executive of Information & Communications Systems HQ
		3/2006	Group Executive of Human Resource Management & Organization HQ
		4/2007	Group Executive of General Affairs HQ
		3/2008	Corporate Auditor *

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar.16, 1948)		1/1991	General Manager of Business Machines Accounting Dept.
		4/1995	Senior General Manager of Business Machines Accounting & Production Planning Center
		10/2000	General Manager of Corporate Planning Division
		1/2003	Deputy Group Executive of Corporate Strategy Development HQ
		3/2004	Corporate Auditor *

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor *

Yoshinobu Shimizu	Corporate Auditor	3/1973	Registered as Certified Public Accountant*
(Oct. 26, 1944)		6/1990	Representative Partner of Showa Ota & Co.
		5/2002	Deputy Chief Executive Officer of Century Ota Showa & Co. (renamed Ernst & Young ShinNihon)
		3/2006	Corporate Auditor *

Minoru Shishikura	Corporate Auditor	4/1976	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 13, 1953)		4/1998	General Manager of Metropolitan Corporate Loan Dept. of The Dai-Ichi Mutual Life Insurance Co.
		4/2000	General Manager of Loan Department of The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Credit Department of The Dai-Ichi Mutual Life Insurance Co.
		3/2006	Corporate Auditor*

Term
     All directors and corporate auditors are elected by the shareholders at their general meeting.
     The term of office of directors is one year. The current term of all directors expires in March 2009. The term of office of corporate auditors is four years. The current term for Mr.Yamazaki and Mr. Nagata expires in March 2012, while the current terms for Mr. Ohe, who was elected in the general meeting of shareholders in March 2007, expires in March 2011, and the current term for Mr. Shimizu and Mr. Shishikura, who were elected in the general meeting of shareholders in March 2006, expires in March 2010.
     Board members and corporate auditors may serve any number of consecutive terms.
     There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or corporate auditor.
Board of Directors and Corporate Auditors
     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 25 and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
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
     The corporate auditors are not required to be certified public accountants, although Mr. Shimizu is a certified public accountant. At least half of the corporate auditors must be persons who have not been either board members or employees of the Company or any of its subsidiaries. A corporate auditor may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The corporate auditors have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

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
     In fiscal 2004, Canon established a standing committee, the Internal Control Committee, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to the Canon group, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations, and internal controls.
     Additionally, in fiscal 2005, the Disclosure Committee was established with the president appointed as chairman. This committee was formed to ensure that Canon is not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.
Introduction of an Executive Officer System
      At a Board of Directors meeting held on January 30, 2008, Canon resolved to introduce an Executive Officer System effective April 1, 2008. Executive Officers are appointed and discharged by the Board of Directors and have a term of office of one year. The number of Executive Officers has initially been set at eight. Taking into consideration growth in the scope of its business activities, Canon recognizes the need to bolster its management execution structure. By appointing executive officers to manage specific business areas, the Company is endeavoring to realize more flexible and efficient management operations. To this end, Canon will gradually increase the number of Executive Officers with an objective of further solidifying its management systems.
     B. Compensation
     In the fiscal year ended December 31, 2007, the Company paid approximately ¥1,782 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating ¥68 million to two directors during the fiscal year ended December 31, 2007.
     The Company has one stock option (share option) plan. This plan was approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, both held on March 28, 2008. Under and pursuant to this plan, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.
     The following is the detail of the Company’s stock option plan.
1. Purpose of Share Options
Share options will be issued to the Company’s directors, executive officers and senior employees for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.
2. Grantees of Share Options
The Company’s directors, 8 executive officers, and 30 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors authorized to issue is 5,920.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Features of Share Options
The features of share options will be as follows:
(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon Exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 592,000 common shares.
However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:
Allotted Number of Shares after Adjustment
= Allotted Number of Shares before Adjustment × Ratio of Share Splitting or Share Consolidation.
Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one share resulting from such adjustment will be rounded off.

(2) Amount to Be Contributed upon Exercise of Share Options
The amount to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one yen to be rounded up to one yen.
The Exercise Price will be adjusted as follows:
(i) If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:
Exercise Price after Adjustment

= Exercise Price before adjustment ×	1
Ratio of Share Splitting or Share Consolidation
(ii) If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion of the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes of common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
(iii) In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3) Period during Which Share Options Are Exercisable
From May 1, 2010 to April 30, 2014.
(4) Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
(5) Events for the Company’s Acquisition of Share Options
If a proposal for the approval of a merger agreement under which the Company will cease to exist or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders meeting (or by the Board of Directors if no resolution of a shareholders meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.
(6) Handling of Fractions
Any fraction of a share (less than one share) to be delivered to any holder of share options who has exercised share options will be disregarded.

(7) Other Conditions for Exercise of Share Options
(i) One share option may not be exercised partially.
(ii) Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.
(iii) Holders of share options will be entitled to exercise their share options for 2 years during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.
(iv) No succession by inheritance is authorized for the share options.
(v) Any other conditions for the exercise of share options may be established by the Board of Directors.
6. Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than 3,500 share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date.
     C. Board practices
     See Item 6A “Directors and senior management” and Item 6B “ Compensation”.

D. Employees
     Following table lists the number of Canon’s full-time employees as of December 31, 2007, 2006 and 2005.

	Total	Japan	Americas	Europe	Other
December 31, 2007
Business machines	87,334	32,575	7,633	9,993	37,133
Cameras	19,170	5,893	1,755	1,490	10,032
Optical and other products	19,208	11,412	1,350	802	5,644
Corporate	5,640	5,347	—	—	293

Total	131,352	55,227	10,738	12,285	53,102

December 31, 2006
Business machines	79,293	30,046	7,409	9,202	32,636
Cameras	16,841	5,422	1,652	1,381	8,386
Optical and other products	16,494	9,768	1,164	703	4,859
Corporate	5,871	5,517	44	—	310

Total	118,499	50,753	10,269	11,286	46,191

December 31, 2005
Business machines	77,906	29,964	7,297	8,988	31,657
Cameras	18,308	5,263	1,552	1,405	10,088
Optical and other products	13,762	8,249	999	435	4,079
Corporate	5,607	5,161	90	94	262

Total	115,583	48,637	9,938	10,922	46,086

     There was an increase of approximately 12,900 employees as of the end of fiscal 2007 compared to the end of fiscal 2006. This increase is mainly due to employment increases in the Asia region to accommodate production increases.
     Canon had approximately 42,000 temporary employees on average during fiscal 2007. This number includes seasonal workers as well as temporary staff employees such as security staff, meal service staff and janitorial staff.
     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

     E. Share ownership
     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 28, 2008. The total is 341,550 shares constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	93,200
Tsuneji Uchida	President & COO	11,200
Toshizo Tanaka	Executive Vice President	17,852
Nobuyoshi Tanaka	Senior Managing Director	20,432
Junji Ichikawa	Senior Managing Director	19,546
Akiyoshi Moroe	Senior Managing Director	17,332
Kunio Watanabe	Senior Managing Director	14,252
Yoroku Adachi	Managing Director	12,142
Yasuo Mitsuhashi	Managing Director	9,777
Tomonori Iwashita	Managing Director	7,150
Masahiro Osawa	Managing Director	5,842
Shigeyuki Matsumoto	Managing Director	4,952
Katsuichi Shimizu	Managing Director	10,937
Ryoichi Bamba	Managing Director	6,300
Toshio Honma	Managing Director	11,292
Masaki Nakaoka	Managing Director	3,700
Haruhisa Honda	Managing Director	6,989
Shunichi Uzawa	Director	7,492
Toshiyuki Komatsu	Director	4,000
Tetsuro Tahara	Director	3,052
Seijiro Sekine	Director	5,790
Shunji Onda	Director	5,502
Kazunori Fukuma	Director	1,300
Hideki Ozawa	Director	1,719
Masaya Maeda	Director	1,200
Keijiro Yamazaki	Corporate Auditor	7,050
Kunihiro Nagata	Corporate Auditor	2,350
Tadashi Ohe	Corporate Auditor	25,100
Yoshinobu Shimizu	Corporate Auditor	2,300
Minoru Shishikura	Corporate Auditor	1,800

	Total	341,550

     The Company and certain of its subsidiaries encourage its employees to purchase shares of their common stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the number of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2007:

Name of major shareholder	Shares owned	Percentage
	(In thousands)
The Dai-Ichi Mutual Life Insurance Co.	93,312	7.0%
Moxley & Co.	73,640	5.5%
Japan Trustee Services Bank, Ltd. (Trust Account)	68,801	5.2%
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,200	4.7%
State Street Bank and Trust Company	36,165	2.7%
Nomura Securities Co., Ltd.	30,525	2.3%
Mizuho Corporate Bank, Ltd.	28,419	2.1%
Sompo Japan Insurance Inc.	22,910	1.7%
BNP Paribas Securities (Japan) Limited	22,229	1.7%
State Street Bank and Trust Company 505103	21,730	1.6%
Notes:
     1: Moxley & Co. is a nominee of JP Morgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)
     2: Apart from the above shares, Mizuho Corporate Bank, Ltd. held 7,704 thousand shares contributed to a trust fund for its retirement and severance plans.
     3: Apart from the above shares, the Company owns 72,588 thousand shares (5.4% of total issued shares) of treasury stock.
     4: Mizuho Corporate Bank, Ltd. and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 23, 2007 in their joint names and reported that they owned 71,889 thousand shares (5.4%) of the Company as of July 13, 2007 in total as detailed below. However, the Company has not confirmed the status of these holdings as of December 31, 2007.

	As of July 13, 2007
	Number of shares held	Number of shares held /
	(In thousands)	Number of shares issued
Mizuho Corporate Bank, Ltd.	36,124	2.7%
Mizuho Bank, Ltd.	8,853	0.7%
Mizuho Trust & Banking Co., Ltd.	24,150	1.8%
Dai-Ichi Kangyo Asset Management Co., Ltd. (Subsequently renamed as Mizuho Asset Management Co., Ltd.)	2,762	0.2%

total	71,889	5.4%

Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2007, 19.4% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 252 residents of the United States of America.
     The Company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.
     B. Related party transactions
     During the latest three fiscal years, Canon has not transacted with, nor does Canon currently plan to transact with a related party (other than certain transactions with subsidiaries of the Company). For purposes of this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Canon; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Canon that gives them significant influence over Canon, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Canon, including directors and senior management of companies and close member of such individual’s families; (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Canon and enterprises that have a member of key management in common with Canon. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with Canon. An associate is an unconsolidated enterprise in which Canon has a significant influence or which has significant influence over Canon. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on Canon.
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 28, 2008.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 15 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2005, 2006, and 2007 have been audited by Ernst & Young ShinNihon, and their audit report covering each of the periods is included in Item 17 of this report.
     Refer to Item 17 “Financial Statements.”
Legal proceedings
     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries, would individually or in the aggregate have a material adverse effect on the Company or its operations.
•	In December 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market in January 2003 and Canon has submitted its response. The investigation is yet to be closed.

•	In January 2003, the Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed against the decision. In November 2003, the Dusseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed against the decision. The Dusseldorf High Court issued rulings in Canon’s favor in two of the three appeals by Pelikan Hardcopy. The rulings have become finally binding, and now the procedures for enforcing the ruling are underway. Canon withdrew the complaint regarding the remaining case in view of the judicial economy.

•	In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. This lawsuit is currently under trial in the Intellectual Property High Court.

•	In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). On January 30, 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, maintaining the judgment of the court of appeals, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopier should be applied. It is expected that the Federal Supreme Court will issue a written full judgment explaining the rationale underlying its decision sometime in the next several months. If Hewlett-Packard GmbH decides to file a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court, it will have 30 days to file a claim from receipt of the Federal Supreme Court’s written full judgment. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon, seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. Consistent with the last decision, Canon won its appeal at the court of appeal. In its judgment of November 13, 2007, the court of appeal rejected VG Wort’s claim against Canon. VG Wort appealed further against decisions of the court of appeal for both Epson et al. and Canon cases before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. Written full judgment by the Federal Supreme Court was issued on January 24, 2008. Canon was informed that VG Wort already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. Based on industry opposition to the extension of levies to digital products, Canon’s assessments of the merits of various proceeding and Canon’s estimates of the units impacted and levies, Canon has accrued amounts that it believes are adequate to address the matters described above. However, the final conclusion of these court cases including the amount of levies to be imposed and the associated financial impact on Canon remains uncertain.

•	In April 2004, Canon filed two patent infringement actions against Recycle•Assist Co., Ltd. (“Recycle Assist”) before the Tokyo District Court. In December 2004, the Tokyo District Court issued rulings in Recycle Assist’s favor in the two actions. In December 2004, Canon appealed against the decisions of the two actions. In January 2006, the Intellectual Property High Court issued a ruling in favor of Canon in one of the two appeal cases. In February 2006, Recycle Assist further appealed against this ruling before the Supreme Court. In November 2007, the Supreme Court rendered a judgment in favor of Canon, and currently execution procedures are ongoing. Canon withdrew the remaining appeal case in based on efficiency considerations.

•	In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (“NPI”) against the Company and Canon U.S.A., Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, was not regarded as a “subsidiary” under the Patent License Agreement between the Company and NPI and the extension of the license to SED Inc. constituted a breach of the agreement. NPI also alleged that Canon committed fraud in executing such agreement, and requests rescission of the agreement and compensatory damages. In November 2006, the Court denied Canon’s motion for a summary judgment that SED Inc. was a subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a subsidiary of the Company, that the Company had materially breached the patent license agreement and that NPI was allowed to terminate that agreement. Thereafter, a trial was held from April 30 to May 3, 2007, in Austin, Texas. NPI’s fraud claims against Canon were withdrawn by NPI and the jury returned a verdict that NPI had sustained no damages. All claims against Canon U.S.A., Inc. were also withdrawn by NPI. On May 15, 2007, Canon filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Court’s prior ruling that Canon had breached the patent license agreement with NPI and that allowed NPI to terminate that agreement. On June 4, 2007, NPI also filed a notice of appeal, appealing the District Court’s determination that NPI had sustained no damages. These appeals are still pending.
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
     Since 1996, under the two five-year initiatives — Phases I and II of the Excellent Global Corporation Plan — Canon has been working towards increasing its corporate value. During this period, management has focused on profitability and cash flow, which has led to greater competitiveness of its products and a stronger financial position. Following the two preceding plans, Canon has launched a new five-year management plan, Phase III, which targets further growth and improved corporate value by expanding its corporate scale while maintaining a high level of profitability, in 2006.
     Going forward, Canon will actively invest in strategic areas to accelerate growth, and will also place priority on actively returning profits to shareholders as an important management measure, taking full advantage of its financial base strengthened by the two five-year plans.
     Canon is focuses on returning profits to shareholders, mainly in the form of dividends, taking into consideration planned future investments, free cash flow, and the Company’s consolidated business performance. Specifically, Canon’s medium- to long-term objective is to continuously strive to raise its consolidated payout ratio to approximately 30%.
     Accordingly, in response to the continued support of shareholders and based on the new policy on returning profits to shareholders, Canon has increased its full-year dividend per share from ¥ 83.33 in 2006, to ¥ 110.00 for fiscal year 2007.
     B. Significant changes
     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
     A. Offer and listing details
Trading in domestic markets
     The common stock of the Company has been listed on the Tokyo Stock Exchange (“TSE”), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan.
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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2003 Year	¥4,140	¥2,607	1,114.40	770.46	¥11,161.71	¥7,607.88
2004 Year	3,880	3,273	1,225.97	1,017.84	12,195.66	10,299.43
2005 Year	4,780	3,460	1,673.18	1,104.30	16,445.56	10,770.58
2006 1(st) quarter	5,287	4,567	1,735.25	1,538.85	17,125.64	15,059.52
2(nd) quarter	6,013	5,173	1,783.72	1,439.00	17,563.37	14,045.53
3(rd) quarter	6,160	5,240	1,655.27	1,473.59	16,414.94	14,437.24
4(th) quarter	6,780	5,840	1,685.76	1,526.37	17,301.69	15,615.56
2006 Year	6,780	4,567	1,783.72	1,439.00	17,563.37	14,045.53
2007 1(st) quarter	6,750	6,020	1,823.89	1,650.82	18,300.39	16,532.91
2(nd) quarter	7,450	6,210	1,793.61	1,682.49	18,297.00	16,999.05
3(rd) quarter	7,330	5,340	1,796.89	1,479.82	18,295.27	15,262.10
4(th) quarter	6,500	5,190	1,679.71	1,417.47	17,488.97	14,669.85
2007 Year	7,450	5,190	1,823.89	1,417.47	18,300.39	14,669.85

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2007 July	¥7,330	¥6,230	1,796.89	1,676.69	¥18,295.27	¥17,042.66
August	6,660	5,340	1,698.33	1,479.82	17,274.33	15,262.10
September	6,760	5,800	1,622.49	1,506.19	16,929.26	15,610.65
October	6,500	5,490	1,679.71	1,539.09	17,488.97	16,199.02
November	5,970	5,300	1,638.71	1,417.47	16,887.04	14,669.85
December	5,940	5,190	1,578.39	1,447.54	16,107.65	14,998.01
2008 January	5,040	4,190	1,461.31	1,219.95	15,156.66	12,572.68
February	5,100	4,230	1,372.82	1,274.08	14,105.47	12,923.42
Note: Canon has made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.

Trading in foreign markets
     The Company’s ADRs are listed on the New York Stock Exchange (“NYSE”).
     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1/2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represents one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) from 1972 to September 13, 2000 under the symbol CANNY.
     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical transition of high and low prices of our ADSs on the NYSE.

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2003 Year	$35.333	$22.487
2004 Year	36.260	29.627
2005 Year	40.280	32.640
2006 1(st) quarter	44.620	39.630
2(nd) quarter	53.100	42.160
3(rd) quarter	52.380	44.310
4(th) quarter	57.320	50.840
2006 Year	57.320	39.630
2007 1(st) quarter	56.990	50.720
2(nd) quarter	60.160	53.020
3(rd) quarter	59.390	48.350
4(th) quarter	55.990	45.680
2007 Year	60.160	45.680

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2007 July	$59.390	$52.190
August	57.320	48.350
September	57.850	50.980
October	55.990	49.180
November	53.840	48.550
December	53.690	45.680
2008 January	46.470	38.440
February	46.980	40.010
Note:   Canon has made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.
The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 4 New York Plaza, New York, N.Y. 10004, U.S.A.
B. Plan of distribution
     Not applicable.
C. Markets
     See Item 9A “Offer and Listing Details.”
D. Selling shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the issue
     Not applicable.

Item 10. Additional Information
     A. Share capital
          Not applicable.
     B. Memorandum and articles of association
Objects and Purposes in the Company’s Articles of Incorporation
          Objects of the Company provided in Article 2 of the Company’s Articles of Incorporation shall be to engage in the following business:
(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Manufacture and sale of pharmaceutical products.

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(11)	Sale, purchase and leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.

(12)	Manpower providing business, property leasing business and travel business.

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(14)	Any and all business relevant to each of the preceding items.
Provisions Regarding Directors
     There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Corporation Law of Japan, the new law relating to joint stock corporations (known in Japanese as kabushiki kaisha) which came into effect on May 1, 2006, a director is required to refrain from voting on such matters at meetings of the board of directors.
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

General
     The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,636,210 shares were issued, including the Company’s treasury stock, as of December 31, 2007. Under the Corporation Law of Japan, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Regulations for Handling of Shares.
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
     A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant law is expected to come into effect in early 2009. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, will be subject to the new central clearing system. On the same day, all existing share certificates for share of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, will become null and void and the transfer of such shares will be affected through entry in the books maintained under the new central clearing system.
     The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.
Distributions of Surplus
     Under the Corporation Law of Japan, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “-Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “-Restriction on Distributions of Surplus”. Under the Corporation Law of Japan, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders.
     Under the Articles of Incorporation of the Company, year-end dividends and interim dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of December 31 and June 30 of each year, respectively.
     Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a shareholders’ meeting must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of shareholders meeting, grant a right to its shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.
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
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D – (E + F + G)
     In the above formula, the alphabet from “A” to “G” is defined as follows:
     “A”= the total amount of “other capital surplus” and “other retained earnings,” each such amount being that appearing on its non-consolidated balance sheet as of the end of the last fiscal year;
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
     (b) the amount of consideration for the treasury stock disposed of by the Company after the end of the last fiscal year; and
     (c) certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
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
Ordinary and Extraordinary General Meeting of Shareholders
     The Company normally holds its ordinary general meeting of shareholders in March of each year in Ohta-ku, Tokyo or in a neighboring area. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice. Under the Corporation Law of Japan, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s Regulations for Handling of Shares, at least two weeks prior to the date of the meeting.
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
     Pursuant to the Corporation Law of Japan and the Company’s Articles of Incorporation, a quorum of not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:
•	a reduction of stated capital,
•	amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Corporation Law of Japan as described in “Stock Splits” and “Japanese Unit Share System” above),
•	the removal of a director or corporate auditor,
•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
•	a dissolution, merger or consolidation,
•	a corporate separation,
•	the transfer of the whole or an important part of the Company’s business,
•	the taking over of the whole of the business of any other corporation,
•	any issuance of new shares at a “specially favorable” price, stock acquisition rights (shinkabu yoyakuken) with “specially favorable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “specially favorable” conditions to persons other than shareholders,
•	release of part of Directors’ or Corporate Auditors’ liabilities to the Company,
•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind,
•	purchase of shares by the Company from a specific shareholder other than its subsidiaries,
•	consolidation of shares, and
•	discharge of a portion of liabilities of Directors, Corporate Auditors or independent auditors that are owed to the Company.
     At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.
     The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.
Subscription Rights
     Holders of shares have no pre-emptive rights. Authorized but un-issued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price mentioned in “Voting Rights” above. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks prior public notice of the date on which such subscription rights must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks prior notice of the date on which such rights will expire.

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
Share Registrar
     Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust”) is the share registrar for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.
Record Date
     The close of business on December 31 is the record date for the Company’s year-end dividends, if paid. June 30 is the record date for interim dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of December 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on December 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks public notice.
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

     D. Exchange controls
     (a) Information with respect to Japanese exchange regulations affecting the Company’s security holders are as follows:
     The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities by the Company and the acquisition and holding of such securities by “non-residents of Japan” and by “foreign investors”, as hereinafter defined.
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
     (b) Reporting of Substantial Shareholdings:
     The Financial Instruments and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed. For this purpose, shares issuable exercise of rights for subscription of shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

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
     Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the tax treaty. The tax treaty between France and Japan was renewed effective from January 1, 2008 under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan will be renewed and expected to be come into effect as of January 1, 2009 under which the standard treaty withholding rate on dividends will be reduced from 15% to 10%. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs to Non-Resident Holders is currently 7%, which is applicable to December 31, 2008 (15% rate (10% for eligible U.S. residents by virtue of the operation of the tax treaty) will apply thereafter, in general), except for dividends paid to any individual shareholder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2008 for most shareholders who are US residents or corporations, no treaty application is required to be filed.
     Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by a non-resident of Japan or a non-Japanese corporation, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares as a distributee, legatee or donee.
2. Taxation in the United States
     The following is a discussion of material U.S. federal income tax consequences of owning and disposing of Canon shares or ADSs to the persons described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion applies only if you hold Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:
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
     In general, if a U.S. holder owns ADSs, it will be treated for U.S. federal income tax purposes as the owner of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

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
     This discussion assumes that Canon was not a passive foreign investment company for 2007, as described below.
Taxation of Distributions
     Distributions paid on Canon shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because Canon does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. holders, in the case of Canon shares, or by the depository, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of receipt.
     Japanese income taxes withheld from cash dividends on Canon shares or ADSs will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. law. A U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances.
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
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2007. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
     If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition of Canon shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that may mitigate the adverse tax consequences resulting from PFIC status.
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
     Securities Exchange Commission (Public Reference Room):
     100 F Street, N.E., Washington D.C. 20549
     New York Stock Exchange, Inc.:
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
     Canon is exposed to market risks, including changes in foreign currency exchange rates, interest rates and prices of marketable securities and investments. In order to hedge the risks of changes in foreign currency exchange rates, Canon uses derivative financial instruments.
Equity price risk
     Canon holds marketable securities included in current assets as short-term investments, which consist generally of highly-liquid and low-risk instruments. Investments included in noncurrent assets are held as long-term investments. Canon does not hold marketable securities and investments for trading purposes.
     Maturities and fair values of such marketable securities and investments were as follows at December 31, 2007 and 2006.
     Available-for-sale securities

	2007		2006
	Cost	Fair value	Cost	Fair value
		(Millions of yen)
Due within one year	¥51	¥51	¥295	¥294
Due after one year through five years	3,430	3,638	5,606	7,104
Due after five years	3,822	4,726	2,891	2,947
Equity securities	12,666	22,316	12,648	29,852

	¥19,969	¥30,731	¥21,440	¥40,197

     Held-to-maturity securities

	2007		2006
	Cost	Fair value	Cost	Fair value
		(Millions of yen)
Due within one year	¥10,115	¥10,115	¥10,151	¥10,151
Due after one year through five years	—	—	10,311	10,311

	¥10,115	¥10,115	¥20,462	¥20,462

Foreign currency exchange rate and interest rate risk
     Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign currency exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.
     Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2007. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2008.

		Millions of yen
	U.S.$	euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	¥361,582	¥294,355	¥41,303	¥697,240
Estimated fair value	(6,253)	(5,132)	(62)	(11,447)
Forwards to buy foreign currencies:
Contract amounts	¥29,826	¥2,451	¥14,620	¥46,897
Estimated fair value	(53)	9	(38)	(82)
     Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.
     The amount of the hedging ineffectiveness was not material for the years ended December 31, 2007, 2006 and 2005. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥6,883 million, ¥5,917 million and ¥3,725 million for the years ended December 31, 2007, 2006 and 2005, respectively.
     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of the contracts are recorded in earnings immediately.
     Canon’s long-term debt consists generally of fixed rate. Accordingly, Canon considers interest rate risk is insignificant. For debt obligations, the table below presents principal cash flows by expected maturity dates and related weighted average interest rates, as of December 31, 2007.
Long-term debt (including due within one year)

	Weighted Average		Expected maturity date
	interest								Estimated
	rates	Total	2008	2009	2010	2011	2012	Thereafter	fair value
			(Millions of yen except interest rate data)
Year ended December 31, 2007:
Japanese yen notes	2.27%	¥10,000	¥10,000	¥—	¥—	¥—	¥—	¥—	¥10,065
Japanese yen convertible debentures	1.30	128	128	—	—	—	—	—	668
Other long-term debt	1.80	13,981	5,301	4,052	2,446	1,504	455	223	13,981

Total		¥24,109	¥15,429	¥4,052	¥2,446	¥1,504	¥455	¥223	¥24,714

	Weighted Average		Expected maturity date
	interest								Estimated
	rates	Total	2007	2008	2009	2010	2011	Thereafter	fair value
				(Millions of yen except interest rate data)
Year ended December 31, 2006:
Japanese yen notes	2.61%	¥20,000	¥10,000	¥10,000	¥—	¥—	¥—	¥—	¥20,319
Japanese yen convertible debentures	1.30	318	—	318	—	—	—	—	1,819
Other long-term debt	1.34	10,734	5,263	3,132	1,832	418	69	20	10,657

Total		¥31,052	¥15,263	¥13,450	¥1,832	¥418	¥69	¥20	¥32,795

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
     Shareholders (including beneficial owners) who own less than one unit of shares may request that the Company sell them a number of shares which, when added to their less than one unit shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.
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
     As of December 31, 2007, Canon, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC’s rules and forms.
Management’s Report on Internal Control over Financial Reporting
     The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that is in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of December 31, 2007, Canon’s internal control over financial reporting was effective based on the COSO criteria.
     Canon’s independent registered public accounting firm, Ernst & Young ShinNihon, has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears in item 17.
Changes in internal controls over financial reporting
     There has been no change in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Canon’s Board of Directors has determined that Kunihiro Nagata qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nagata began his career at Canon in 1970, and since that time has worked in the field of finance and accounting for nearly thirty years. From 1996 to 1999, Mr. Nagata served as a senior manager of the Accounting Planning & Administration Division, the division responsible for Canon’s consolidated reporting. Mr. Nagata was elected as one of Canon’s corporate auditors at an ordinary general meeting of shareholders held in March 2004. See Item 6.A. for additional information regarding Mr. Nagata. Mr. Nagata meets the independence requirements imposed on corporate auditors as set forth by Japanese legal provisions.
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
Item 16C. Principal Accountant Fees and Services
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     Canon’s board of corporate auditors consisting of five members, including three outside corporate auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the board of corporate auditors’ review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services.” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.
     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
•	All services provided to Canon necessary to perform an annual or semi-annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥10,000,000 per single engagement must be approved by the full board of corporate auditors.
•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by these means must be reported to the board of corporate auditors at its next regularly scheduled meeting.
•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to the Chairman of the board of corporate auditors. Any engagement of an Independent Registered Public Accounting Firm by the Chairman is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.
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

Fees and Services.
     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
	(Millions of yen)
Audit fees	¥2,503	¥2,052
Audit-related fees	16	69
Tax fees	15	53
All other fees	7	3

Total	¥2,541	¥2,177

Audit fees include fees billed for professional services rendered for audits of Canon’s annual consolidated financial statements, limited review procedures of consolidated quarterly financial information and statutory audits of the Company and its subsidiaries.
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
Ernst & Young ShinNihon served as Canon’s principal accountant for fiscal 2007 and 2006.
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
     According to Rule 10A-3 under the Exchange Act and NYSE listing standards, Canon’s board of corporate auditors has been identified to act in place of an audit committee. The board of corporate auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):
•	the board of corporate auditors is established pursuant to applicable Japanese law and Canon’s Articles of Incorporation;
•	under Japanese legal requirements, the board of corporate auditors is separate from the board of directors;
•	the board of corporate auditors is not elected by the management of Canon and no executive officer of Canon is a member of the board of corporate auditors;
•	all of the members of the board of corporate auditors meet specific independence requirements from Canon and the Canon group, the management and the auditing firm, as set forth by Japanese legal provisions;
•	the board of corporate auditors, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements;
•	the board of corporate auditors adopted a complaints procedure (which became effective prior to July 31, 2005) in accordance with Rule 10A-3(b)(3) of the Exchange Act;
•	the board of corporate auditors is authorized to engage independent counsel and other advisers, as it deems appropriate; and
•	the board of corporate auditors is provided with appropriate funding for payment of (i) compensation to Canon’s independent registered public accounting firm engaged for the purpose of issuing audit reports on Canon’s annual financial statements, (ii) compensation to independent counsel and other advisers engaged by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors in carrying out its duties.
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

Period	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number of
	Shares Purchased	Paid per Share	Shares Purchased as	Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	7,281	6,498	—	—
February 1 - February 28	7,118,730	6,585	7,113,700	—
March 1 - March 31	24,057,191	6,368	24,051,800	—
April 1 - April 30	5,547	6,478	—	—
May 1 - May 31	7,278	6,953	—	—
June 1 - June 30	5,418	7,200	—	—
July 1 - July 31	4,895	7,167	—	—
August 1 - August 31	22,419,109	6,292	22,416,300	—
September 1- September 30	17,167,914	6,348	17,165,100	—
October 1 - October 31	3,216	6,138	—	—
November 1 - November 30	1,798	5,644	—	—
December 1 - December 31	1,256	5,694	—	—
Notes:
     (1) A resolution approved at the meeting of our board of directors held on February 15, 2007 authorized Canon to acquire up to 17 million shares with an aggregate purchase price of ¥100 billion during the period from February 16, 2007 through March 16, 2007.
     (2) A resolution approved at the meeting of our board of directors held on March 8, 2007 authorized Canon to acquire up to 17 million shares with an aggregate purchase price of ¥100 billion during the period from March 9, 2007 through April 9, 2007.
     (3) A resolution approved at the meeting of our board of directors held on July 31, 2007 authorized Canon to acquire up to 17 million shares with an aggregate purchase price of ¥100 billion during the period from August 1, 2007 through August 31, 2007.
     (4) A resolution approved at the meeting of our board of directors held on August 23, 2007 authorized Canon to acquire up to 23 million shares with an aggregate purchase price of ¥100 billion during the period from August 24, 2007 through September 25, 2007.
     (5) A resolution approved at the meeting of our board of directors held on September 14, 2007 authorized Canon to acquire up to 10 million shares with an aggregate purchase price of ¥50 billion during the period from September 18, 2007 through October 24, 2007.
     (6) Canon has completed all of its share repurchase plans or programs listed above by December 31, 2007.
     Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During the year ended December 31, 2007, the Company purchased 52,733 shares for a total purchase price of 347,398,310 yen upon such requests from holders of shares consisting less than one full unit.

PART III
Item 17. Financial Statements
     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for depreciation.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
March 14, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited Canon Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Canon Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report thereon dated March 14, 2008 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
March 14, 2008

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2007	2006
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥944,463	¥1,155,626
Time deposits	10,333	41,953
Marketable securities (Notes 3 and 10)	10,166	10,445
Trade receivables, net (Note 4)	794,240	761,947
Inventories (Note 5)	563,474	539,057
Prepaid expenses and other current assets (Notes 7 and 13)	286,111	273,321

Total current assets	2,608,787	2,782,349
Noncurrent receivables (Note 19)	15,239	14,335
Investments (Note 3)	90,086	110,418
Property, plant and equipment, net (Notes 6, 7 and 10)	1,364,702	1,266,425
Other assets (Notes 7, 8, 9, 12 and 13)	433,811	348,388

Total assets	¥4,512,625	¥4,521,915

Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 10)	¥18,317	¥15,362
Trade payables (Note 11)	514,226	493,058
Accrued income taxes (Note 13)	150,726	133,745
Accrued expenses (Note 19)	357,525	303,353
Other current liabilities (Notes 6 and 13)	215,911	217,789

Total current liabilities	1,256,705	1,163,307
Long-term debt, excluding current installments (Note 10)	8,680	15,789
Accrued pension and severance cost (Note 12)	44,710	83,876
Other noncurrent liabilities (Note 13)	57,324	55,536

Total liabilities	1,367,419	1,318,508

Minority interests	222,870	216,801

Commitments and contingent liabilities (Note 19)

Stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,636,210 shares in 2007 and 1,333,445,830 shares in 2006 (Note 14)	174,698	174,603
Additional paid-in capital (Note 14)	402,991	403,510
Legal reserve (Note 15)	46,017	43,600
Retained earnings (Note 15)	2,720,146	2,368,047
Accumulated other comprehensive income (loss) (Note 16)	34,670	2,718
Treasury stock, at cost 72,588,428 shares in 2007 and 1,794,390 shares in 2006	(456,186)	(5,872)

Total stockholders’ equity	2,922,336	2,986,606

Total liabilities and stockholders’ equity	¥4,512,625	¥4,521,915

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2007	2006	2005
	(Millions of yen)
Net sales	¥4,481,346	¥4,156,759	¥3,754,191
Cost of sales (Notes 6, 9, 12 and 19)	2,234,365	2,096,279	1,935,148

Gross profit	2,246,981	2,060,480	1,819,043

Operating expenses (Notes 1, 6, 9, 12 and 19):
Selling, general and administrative expenses	1,122,047	1,045,140	949,524
Research and development expenses	368,261	308,307	286,476

	1,490,308	1,353,447	1,236,000

Operating profit	756,673	707,033	583,043

Other income (deductions):
Interest and dividend income	32,819	27,153	14,252
Interest expense	(1,471)	(2,190)	(1,741)
Other, net (Notes 1, 3 and 18)	(19,633)	(12,853)	16,450

	11,715	12,110	28,961

Income before income taxes and minority interests	768,388	719,143	612,004

Income taxes (Note 13)	264,258	248,233	212,785

Income before minority interests	504,130	470,910	399,219
Minority interests	15,798	15,585	15,123

Net income	¥488,332	¥455,325	¥384,096

	(Yen)
Net income per share (Note 17):
Basic	¥377.59	¥341.95	¥288.63
Diluted	377.53	341.84	288.36
Cash dividends per share	110.00	83.33	66.67
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
	(Millions of yen)
Balance at December 31, 2004	¥173,864	¥401,773	¥41,200	¥1,699,634	¥(101,312)	¥(5,263)	¥2,209,896
Conversion of convertible debt and other	574	574					1,148
Capital transaction by consolidated subsidiaries and affiliated companies		899					899
Cash dividends				(64,310)			(64,310)
Transfer to legal reserve			1,131	(1,131)			—
Comprehensive income:
Net income				384,096			384,096
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					53,979		53,979
Net unrealized gains and losses on securities					(1,397)		(1,397)
Net gains and losses on derivative instruments					(481)		(481)
Minimum pension liability adjustments					20,999		20,999

Total comprehensive income							457,196

Repurchase of treasury stock, net						(147)	(147)

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682
Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfer to legal reserve			1,269	(1,269)			—
Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883

Adjustment to initially apply SFAS 158, net of tax (Note 12)					(15,628)		(15,628)
Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606
Cumulative effect of a change in accounting principle-adoption of EITF 06-2, net of tax (Note 1)				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfer to legal reserve			2,417	(2,417)			—
Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2007	2006	2005
	(Millions of yen)
Cash flows from operating activities:
Net income	¥488,332	¥455,325	¥384,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	341,694	262,294	225,941
Loss on disposal of property, plant and equipment	9,985	16,182	13,784
Deferred income taxes	(35,021)	(6,945)	(766)
Increase in trade receivables	(10,722)	(40,969)	(48,391)
(Increase) decrease in inventories	(26,643)	(5,542)	27,558
Increase (decrease) in trade payables	21,136	(2,313)	16,018
Increase in accrued income taxes	14,988	22,657	1,998
Increase in accrued expenses	43,035	36,165	31,241
Decrease in accrued pension and severance cost	(15,387)	(20,309)	(16,221)
Other, net	7,872	(21,304)	(29,580)

Net cash provided by operating activities	839,269	695,241	605,678

Cash flows from investing activities:
Purchases of fixed assets	(474,285)	(424,862)	(395,055)
Proceeds from sale of fixed assets	9,635	12,507	14,827
Purchases of available-for-sale securities	(2,281)	(7,768)	(5,680)
Proceeds from sale and maturity of available-for-sale securities	8,614	4,047	12,337
Proceeds from maturity of held-to-maturity securities	10,000	—	—
(Increase) decrease in time deposits	31,681	(35,863)	(6,090)
Acquisitions of subsidiaries, net of cash acquired	(15,675)	(2,485)	(17,657)
Purchases of other investments	(2,432)	(8,911)	(19,531)
Other, net	2,258	2,530	15,708

Net cash used in investing activities	(432,485)	(460,805)	(401,141)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,635	1,053	1,716
Repayments of long-term debt	(13,046)	(5,861)	(15,187)
Decrease in short-term loans	(358)	(828)	(12,011)
Dividends paid	(131,612)	(104,298)	(64,310)
Repurchases of treasury stock, net	(450,311)	(462)	(147)
Other, net	(11,691)	2,909	(4,000)

Net cash used in financing activities	(604,383)	(107,487)	(93,939)

Effect of exchange rate changes on cash and cash equivalents	(13,564)	23,724	6,581

Net increase (decrease) in cash and cash equivalents	(211,163)	150,673	117,179
Cash and cash equivalents at beginning of year	1,155,626	1,004,953	887,774

Cash and cash equivalents at end of year	¥944,463	¥1,155,626	¥1,004,953

Supplemental disclosure for cash flow information (Note 21):
Cash paid during the year for:
Interest	¥1,476	¥2,146	¥1,919
Income taxes	273,888	244,236	211,540
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of network multifunction devices and copying machines. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, document scanners and calculators. Cameras consist mainly of digital single lens reflex (“SLR”) cameras, digital compact cameras, interchangeable lenses and digital video camcorders. Optical and other products include semiconductor production equipment, mirror projection mask aligners for liquid crystal displays (“LCDs”) panels, broadcasting equipment, medical equipment and large format printers. Canon’s consolidated net sales for the years ended December 31, 2007, 2006 and 2005 were distributed as follows: office imaging products 29%, 28% and 31%, computer peripherals 34%, 34% and 33%, business information products 2%, 3% and 3%, cameras 26%, 25% and 23%, and optical and other products 9%, 10% and 10%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 77%, 75% and 74% of consolidated net sales for the years ended December 31, 2007, 2006 and 2005 were generated outside Japan, with 30%, 31% and 30% in the Americas, 33%, 31% and 32% in Europe, and 14%, 13% and 12% in other areas, respectively.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 22%, 22% and 21% of consolidated net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

Canon’s manufacturing operations are conducted primarily at 24 plants in Japan and 17 overseas plants which are located in countries or regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Time Deposits

Time deposits with original maturities of more than three months are included in the consolidated balance sheets under the caption of time deposits.

(g)	Translation of Foreign Currencies

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were ¥31,943 million, ¥25,804 million and ¥3,710 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(h)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Canon does not hold any trading securities, which are bought and held primarily for the purpose of sale in the near term. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

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

Non-marketable equity securities in companies over which Canon does not have the ability to exercise significant influence are stated at cost and reviewed periodically for impairment.

(i)	Allowance for Doubtful Receivables

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

(j)	Inventories

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

(l)	Property, Plant and Equipment and Accounting Change

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.

Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application. Estimated residual values were also reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining-balance application is preferable because it provides a better matching of the allocation of cost of machinery and equipment with associated revenues in light of increasingly short product life cycles.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the affects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation methods caused an increase in depreciation expense by ¥63,773 million for the year ended December 31, 2007. Net income, basic net income per share and diluted net income per share decreased by ¥32,321 million, ¥24.99 and ¥24.99, respectively, for the year ended December 31, 2007.

The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

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

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon recognizes the financial statement effects of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

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

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment, such as steppers and aligners that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

Canon also offers separately priced product maintenance contracts for most office imaging products, for which the customer typically pays a stated base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is measured at the stated amount of the contract and recognized as services are provided and variable amounts are earned.

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When equipment leases are bundled with product maintenance contracts, revenue is first allocated considering the relative fair value of the lease and non-lease deliverables based upon the estimated relative fair values of each element. Lease deliverables generally include equipment, financing and executory costs, while non-lease deliverables generally consist of product maintenance contracts and supplies.

For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

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

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

(s)	Research and Development Costs

Research and development costs are expensed as incurred.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥132,429 million, ¥116,809 million and ¥106,250 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥63,708 million, ¥62,626 million and ¥50,052 million for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments in the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	New Accounting Standards

In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 provides guidance for an accrual of compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service. EITF 06-2 is effective for fiscal years beginning after December 15, 2006, and was adopted by Canon in the first quarter beginning January 1, 2007 through a cumulative-effect adjustment which increased accrued expenses by ¥4,402 million and decreased retained earnings by ¥2,204 million.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by Canon in the first quarter beginning January 1, 2007. See Note 13 for further discussion of the effect of adopting FIN 48 on Canon’s consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Canon in the first quarter beginning January 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The adoption of SFAS 157 will not have a material impact on Canon’s consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Canon in the first quarter beginning January 1, 2008. The adoption of SFAS 159 will not have a material impact on Canon’s consolidated results of operations and financial condition.

In June 2007, the FASB ratified the EITF consensus on EITF Issued No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and is required to be adopted by Canon in the first quarter beginning January 1, 2008. The adoption of EITF 07-3 will not have a material impact on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations “ (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Canon in the first quarter beginning January 1, 2009. Canon is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Canon in the first quarter beginning January 1, 2009. Canon is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

(y)	Reclassification

Time deposits with original maturities of more than three months, which were previously included in prepaid expenses and other current assets, have been reclassified to time deposits in the consolidated balance sheets to conform to the current year presentation.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2.	Foreign Operations
Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	2007	2006	2005
		(Millions of yen)
December 31:
Total assets	¥2,077,268	¥1,995,927	¥1,751,011
Net assets	1,024,150	907,845	767,711

Years ended December 31:
Net sales	¥3,433,036	¥3,119,102	2,774,443
Net income	136,560	114,916	81,916
3.	Marketable Securities and Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at December 31, 2007 and 2006 were as follows:

	December 31, 2007
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Bank debt securities	¥51	¥—	¥—	¥51
Held-to-maturity:
Corporate debt securities	10,115	—	—	10,115

	¥10,166	¥—	¥—	¥10,166

Noncurrent:
Available-for-sale:
Government bonds	¥496	¥—	¥25	¥471
Corporate debt securities	3,183	31	49	3,165
Fund trusts	3,573	1,158	3	4,728
Equity securities	12,666	10,233	583	22,316

	¥19,918	¥11,422	¥660	¥30,680

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3. Marketable Securities and Investments (continued)

	December 31, 2006
		Gross	Gross
		unrealized	unrealized
		holding	holding	Fair
	Cost	gains	losses	value
	(Millions of yen)
Current:
Available-for-sale:
Government bonds	¥224	¥—	¥—	¥224
Bank debt securities	71	—	1	70

	295	—	1	294
Held-to-maturity:
Corporate debt securities	10,151	—	—	10,151

	¥10,446	¥—	¥1	¥10,445

Noncurrent:
Available-for-sale:
Government bonds	¥335	¥—	¥15	¥320
Corporate debt securities	4,090	35	1	4,124
Fund trusts	4,072	1,536	1	5,607
Equity securities	12,648	17,479	275	29,852

	21,145	19,050	292	39,903
Held-to-maturity:
Corporate debt securities	10,311	—	—	10,311

	¥31,456	¥19,050	¥292	¥50,214

Maturities of debt securities and fund trusts classified as available-for-sale and held-to-maturity were as follows at December 31, 2007:

	Available-for-sale securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥51	¥51
Due after one year through five years	3,430	3,638
Due after five years	3,822	4,726

	¥7,303	¥8,415

	Held-to-maturity securities
	Cost	Fair value
	(Millions of yen)
Due within one year	¥10,115	¥10,115

The gross realized gains for the year ended December 31, 2007, 2006 and 2005 were ¥1,512 million, ¥674 million and ¥11,049 million, respectively. The gross realized losses for the years ended December 31, 2007, 2006 and 2005 were not significant.
At December 31, 2007, substantially all of the available-for-sale and held-to-maturity securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,017 million and ¥18,462 million at December 31, 2007 and 2006, respectively. Investments with an aggregate cost of ¥12,929 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to ¥42,817 million and ¥40,143 million at December 31, 2007 and 2006, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), are earnings of ¥5,634 million, ¥4,237 million and ¥1,646 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2007	2006
	(Millions of yen)
Notes	¥23,632	¥24,241
Accounts	785,155	751,555

	808,787	775,796
Less allowance for doubtful receivables	(14,547)	(13,849)

	¥794,240	¥761,947

5.	Inventories
Inventories are summarized as follows:

	December 31
	2007	2006
	(Millions of yen)
Finished goods	¥366,845	¥359,471
Work in process	175,704	160,231
Raw materials	20,925	19,355

	¥563,474	¥539,057

6.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2007	2006
	(Millions of yen)
Land	¥249,959	¥231,026
Buildings	1,198,519	1,077,585
Machinery and equipment	1,406,849	1,261,176
Construction in progress	103,749	79,582

	2,959,076	2,649,369
Less accumulated depreciation	(1,594,374)	(1,382,944)

	¥1,364,702	¥1,266,425

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was ¥309,815 million, ¥235,804 million and ¥205,727 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥120,823 million and ¥122,081 million at December 31, 2007 and 2006, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7.	Finance Receivables and Operating Leases
Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2007	2006
	(Millions of yen)
Total minimum lease payments receivable	¥229,229	¥216,697
Unguaranteed residual values	17,036	14,377
Executory costs	(2,960)	(2,923)
Unearned income	(27,756)	(24,930)

	215,549	203,221
Less allowance for doubtful receivables	(8,590)	(7,871)

	206,959	195,350
Less current portion	(72,776)	(72,808)

	¥134,183	¥122,542

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2007 and 2006 was ¥63,190 million and ¥62,357 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2007 and 2006 was ¥48,818 million and ¥46,092 million, respectively.
The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2007.

	Financing	Operating
	leases	leases
	(Millions of yen)
Year ending December 31:
2008	¥88,947	¥8,175
2009	66,846	4,192
2010	43,217	2,427
2011	20,918	1,250
2012	7,373	416
Thereafter	1,928	4

	¥229,229	¥16,464

8.	Acquisitions
In 2007, the Company and one of its subsidiaries acquired two companies for a total cost of ¥26,387 million. One company, which was acquired with cash, is engaged in developing, manufacturing, selling and providing services for equipment used in the manufacture of organic EL display panels and thin-film solar cells. The other company, which was acquired with cash and share exchange by the subsidiary of the Company, is engaged in providing architecture, management and maintenance services for information systems. In connection with those transactions, Canon recognized goodwill of ¥10,086 million and intangible assets of ¥2,915 million, which were classified as other assets in the accompanying consolidated balance sheets. Intangible assets consist primarily of customer contracts and related customer relationships, and are subject to a weighted average amortization period of approximately 14 years.
In 2005, the Company acquired two companies for a total cost of ¥20,205 million, which was paid in cash. Those companies are engaged in the development, manufacturing and sales of semiconductor manufacturing equipment, factory automation equipment and vacuum equipment for production of electronic parts, including semiconductors, flat panel displays, magnetic heads and hard disc drives. In connection with those transactions, Canon recognized goodwill of ¥4,885 million and intangible assets of ¥16,382 million, which were classified as other assets in the accompanying consolidated balance sheets. Intangible assets consist primarily of developed technology, and are subject to a weighted average amortization period of approximately 9 years.
Canon acquired businesses other than those described above for the years ended December 31, 2007, 2006 and 2005 that were not material to its consolidated financial statements.
Canon has included the results of operations of these transactions prospectively from the respective dates of transactions. Canon has not presented pro forma results of operations of the acquired businesses because the results are not material to its consolidated results of operations on either an individual or an aggregate basis.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Goodwill and Other Intangible Assets
Intangible assets developed or acquired during the year ended December 31, 2007 totaled ¥44,592 million, which are subject to amortization and primarily consist of software of ¥36,513 million, which is mainly for internal use, and license fees of ¥1,486 million, in addition to those recorded from acquired businesses. The weighted average amortization period for software and license fees is approximately 4 years and 8 years, respectively.
The components of acquired intangible assets subject to amortization included in other assets at December 31, 2007 and 2006 were as follows:

	December 31, 2007		December 31, 2006
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
		(Millions of yen)
Software	¥174,645	¥96,445	¥140,756	¥76,120
License fees	22,825	11,697	23,681	11,257
Other	31,488	9,241	24,899	4,919

	¥228,958	¥117,383	¥189,336	¥92,296

Aggregate amortization expense for the years ended December 31, 2007, 2006 and 2005 was ¥31,879 million, ¥26,490 million and ¥20,214 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥34,751 million in 2008, ¥25,151 million in 2009, ¥16,861 million in 2010, ¥9,089 million in 2011, and ¥5,071 million in 2012.
Intangible assets not subject to amortization other than goodwill at December 31, 2007 and 2006 were not significant.
The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Years ended December 31
	2007	2006
	(Millions of yen)
Balance at beginning of year	¥40,801	¥40,161
Goodwill acquired during the year	13,573	2,297
Recognition of acquired company’s tax benefits	—	(1,038)
Translation adjustments and other	2,409	(619)

Balance at end of year	¥56,783	¥40,801

During the year ended December 31, 2006, Canon recognized ¥1,038 million of deferred tax benefits relating to preexisting net operating tax losses of a company acquired in 2005. In connection therewith, Canon reduced the related goodwill by the same amount.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2007 and 2006 were ¥2,888 million and ¥99 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2007 and 2006 were 3.16% and 4.91%, respectively.
Long-term debt consisted of the following:

	December 31
	2007	2006
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2017; bearing weighted average interest of 1.80% and 1.34% at December 31, 2007 and 2006, respectively, partially secured by mortgage of property, plant and equipment	¥2,993	¥149
2.95% Japanese yen notes, due 2007	—	10,000
2.27% Japanese yen notes, due 2008	10,000	10,000
1.30% Japanese yen convertible debentures, due 2008	128	318
Capital lease obligations	10,988	10,585

	24,109	31,052
Less current portion	(15,429)	(15,263)

	¥8,680	¥15,789

The aggregate annual maturities of long-term debt outstanding at December 31, 2007 were as follows:

(Millions of yen)
Year ending December 31:
2008	¥15,429
2009	4,052
2010	2,446
2011	1,504
2012	455
Thereafter	223

¥24,109

Certain property, plant and equipment with a net book carrying value of ¥2,872 million at December 31, 2007 were mortgaged to secure loans from banks.
Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the 2.27% Japanese yen notes of ¥10,000 million. The assets contributed by Canon were debt securities with carrying amounts of ¥10,115 million at December 31, 2007. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheets under the captions of marketable securities.
Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
The 1.30% Japanese yen convertible debentures due 2008 are convertible into approximately 128,000 shares of common stock at a conversion price of ¥998.00 per share at December 31, 2007.
11. Trade Payables
Trade payables are summarized as follows:

	December 31
	2007	2006
	(Millions of yen)
Notes	¥17,088	¥15,902
Accounts	497,138	477,156

	¥514,226	¥493,058

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits
The Company and certain of its subsidiaries have contributory and noncontributory defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee earnings and years of service. Certain foreign subsidiaries also have defined contribution pension plans covering substantially all of their employees.
Effective January 1, 2007, the Company and certain of its domestic subsidiaries have amended their funded defined benefit pension plans, and the projected benefit obligation has decreased by ¥101,620 million primarily due to the modification of the pattern of future benefit payments. In conjunction therewith, the Company and certain of its domestic subsidiaries also have implemented an unfunded retirement and severance plan and a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2007, 2006 and 2005 were ¥10,262 million, ¥6,233 million and ¥4,878 million respectively.
Canon uses a measurement date of December 31 for the majority of its plans.
On December 31, 2006, Canon adopted the recognition and disclosure provisions of SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 required Canon to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.The adjustment to accumulated other comprehensive income (loss) at adoption represented the unrecognized actuarial loss, unrecognized prior service credit, and unrecognized net transition obligation, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts are subsequently recognized as net periodic benefit cost pursuant to Canon’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158. The adoption of SFAS 158 had no effect on the consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect Canon’s operating results in future periods.
Obligations and funded status
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥578,086	¥539,212	¥110,505	¥81,281
Service cost	20,161	23,916	4,016	3,483
Interest cost	11,888	13,411	4,947	3,898
Plan participants’ contributions	—	—	1,613	1,412
Amendments	(101,620)	(954)	—	—
Actuarial gain (loss)	(4,623)	13,200	(3,293)	10,386
Benefits paid	(12,888)	(11,413)	(3,177)	(1,651)
Acquisition	2,474	714	—	—
Foreign currency exchange rate changes	—	—	(778)	11,696

Benefit obligations at end of year	493,478	578,086	113,833	110,505
Change in plan assets:
Fair value of plan assets at beginning of year	520,476	475,344	87,173	70,174
Actual return on plan assets	(15,796)	14,803	2,283	4,055
Employer contributions	17,510	41,422	4,210	3,559
Plan participants’ contributions	—	—	1,613	1,412
Benefits paid	(12,498)	(11,413)	(2,242)	(1,651)
Acquisition	1,758	320	—	—
Foreign currency exchange rate changes	—	—	(129)	9,624

Fair value of plan assets at end of year	511,450	520,476	92,908	87,173

Funded status at end of year	¥17,972	¥(57,610)	¥(20,925)	¥(23,332)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006
	(Millions of yen)
Other assets	¥41,567	¥3,018	¥347	¥6
Accrued expenses	—	—	(157)	(90)
Accrued pension and severance cost	(23,595)	(60,628)	(21,115)	(23,248)

	¥17,972	¥(57,610)	¥(20,925)	¥(23,332)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2007 and 2006 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006
	(Millions of yen)
Actuarial loss	¥146,937	¥119,484	¥16,905	¥19,821
Prior service credit	(182,073)	(93,932)	(953)	(1,003)
Net transition obligation	2,888	3,610	—	—

	¥(32,248)	¥29,162	¥15,952	¥18,818

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006
	(Millions of yen)
Accumulated benefit obligation	¥471,146	¥542,610	¥104,275	¥98,589
     The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥179,455	¥546,221	¥113,790	¥110,501
Fair value of plan assets	155,860	485,593	92,518	87,163

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥46,789	¥510,223	¥104,119	¥98,589
Fair value of plan assets	29,599	481,452	92,401	87,163
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2007, 2006 and 2005 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2007	2006	2005	2007	2006	2005
	(Millions of yen)
Service cost	¥20,161	¥23,916	¥22,799	¥4,016	¥3,483	¥3,002
Interest cost	11,888	13,411	12,769	4,947	3,898	3,403
Expected return on plan assets	(21,148)	(21,705)	(15,964)	(5,427)	(4,494)	(3,687)
Amortization of net transition obligation	722	345	345	—	—	—
Amortization of prior service credit	(13,479)	(7,436)	(6,855)	(86)	(113)	(1,152)
Amortization of actuarial loss	4,868	3,377	8,222	887	402	2,320

	¥3,012	¥11,908	¥21,316	¥4,337	¥3,176	¥3,886

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Employee Retirement and Severance Benefits (continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive income(loss) for the year ended December 31, 2007 were summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Current year actuarial (gain) loss	¥32,321	¥(149)
Amortization of actuarial loss	(4,868)	(887)
Prior service credit due to amendments	(101,620)	—
Amortization of prior service credit	13,479	86
Amortization of net transition obligation	(722)	—

	¥(61,410)	¥(950)

The estimated net transition obligation, prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Net transition obligation	¥722	¥—
Prior service credit	(13,361)	(86)
Actuarial loss	6,685	849
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2007	2006	2007	2006

Discount rate	2.5%	2.5%	5.1%	4.5%
Assumed rate of increase in future compensation levels	2.9%	2.9%	3.1%	2.9%
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2007	2006	2005	2007	2006	2005

Discount rate	2.5%	2.5%	2.5%	4.5%	4.8%	4.8%
Assumed rate of increase in future compensation levels	2.9%	2.9%	3.1%	2.9%	2.6%	2.7%
Expected long-term rate of return on plan assets	3.9%	4.5%	4.5%	6.0%	6.4%	6.6%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
The weighted-average asset allocations of Canon’s benefit plans at December 31, 2007 and 2006 and target asset allocation by asset category are as follows:

	Japanese plans			Foreign plans
	December 31			December 31
			Target			Target
	2007	2006	allocation	2007	2006	allocation
Asset category:
Equity securities	33.6%	43.0%	35.4%	52.4%	57.9%	52.3%
Debt securities	45.2	37.5	45.2	33.8	25.9	33.4
Cash	1.1	0.5	0.2	—	—	—
Life insurance company general accounts	19.5	18.6	18.7	—	—	—
Other	0.6	0.4	0.5	13.8	16.2	14.3

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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
The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,257 million and ¥1,797 million at December 31, 2007 and 2006, respectively.
Contributions
Canon expects to contribute ¥13,699 million to its Japanese defined benefit pension plans and ¥4,409 million to its foreign defined benefit pension plans for the year ending December 31, 2008
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)
Year ending December 31
2008	¥10,949	¥2,163
2009	11,981	2,258
2010	13,209	2,376
2011	14,901	2,570
2012	16,119	2,678
2013 – 2017	100,323	16,852

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes
Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2007
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥575,017	¥193,371	¥768,388

Income taxes:
Current	¥238,921	¥60,358	¥299,279
Deferred	(31,930)	(3,091)	(35,021)

	¥206,991	¥57,267	¥264,258

	Year ended December 31, 2006
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥556,759	¥162,384	¥719,143

Income taxes:
Current	¥201,022	¥54,156	¥255,178
Deferred	(73)	(6,872)	(6,945)

	¥200,949	¥47,284	¥248,233

	Year ended December 31, 2005
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes and minority interests	¥492,709	¥119,295	¥612,004

Income taxes:
Current	¥172,595	¥40,956	¥213,551
Deferred	3,441	(4,207)	(766)

	¥176,036	¥36,749	¥212,785

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes (continued)
The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2007, 2006 and 2005.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

	Years ended December 31
	2007	2006	2005
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.3	0.3	0.3
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.8)	(2.1)	(1.9)
Tax credit for research and development expenses	(4.5)	(4.1)	(3.9)
Other	1.4	0.4	0.3

Effective income tax rate	34.4%	34.5%	34.8%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2007	2006
	(Millions of yen)
Prepaid expenses and other current assets	¥79,846	¥66,839
Other assets	68,178	67,568
Other current liabilities	(4,506)	(4,133)
Other noncurrent liabilities	(28,157)	(39,299)

	¥115,361	¥90,975

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	December 31
	2007	2006
	(Millions of yen)
Deferred tax assets:
Inventories	¥17,359	¥20,077
Accrued business tax	11,555	10,654
Accrued pension and severance cost	16,336	37,385
Research and development — costs capitalized for tax purposes	42,434	31,068
Property, plant and equipment	53,487	26,577
Accrued expenses	27,903	21,277
Net operating losses carried forward	4,080	1,767
Other	34,448	28,061

	207,602	176,866
Less valuation allowance	(9,327)	(6,500)

Total deferred tax assets	198,275	170,366
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(13,566)	(9,138)
Net unrealized gains on securities	(4,440)	(7,521)
Tax deductible reserve	(8,574)	(11,955)
Financing lease revenue	(26,892)	(35,990)
Prepaid pension and severance cost	(10,604)	(3,752)
Other	(18,838)	(11,035)

Total deferred tax liabilities	(82,914)	(79,391)

Net deferred tax assets	¥115,361	¥90,975

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Income Taxes (continued)
The net changes in the total valuation allowance were increases of ¥2,827 million and ¥3,155 million for the years ended December 31, 2007 and 2006, respectively, and a decrease of ¥150 million for the year ended December 31, 2005.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2007.
At December 31, 2007, Canon had net operating losses which can be carried forward for income tax purposes of ¥11,795 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from 1 year to 10 years as follows:

(Millions of yen)
Within one year	¥—
After one year through five years	1,717
After five years through ten years	6,009
Indefinite period	4,069

Total	¥11,795

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥49,661 million for a portion of undistributed earnings of foreign subsidiaries that arose during the year ended December 31, 2007 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2007, such undistributed earnings of these subsidiaries were ¥686,837 million.
Canon adopted FIN48 effective January 1, 2007. As a result of implementation of FIN48, Canon identified unrecognized tax benefits of ¥16,087 million as of January 1, 2007, and did not require a cumulative-effect adjustment to retained earnings.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Millions of yen)
Balance at January 1, 2007	¥16,087
Additions for tax positions of the current year	994
Additions for tax positions of prior years	1,902
Reductions for tax positions of prior years	(1,340)
Lapse of the applicable statute of limitations	(1,311)
Settlements	(322)
Other	(219)

Balance at December 31, 2007	¥15,791

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥8,278 million.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which Canon is aware at December 31, 2007, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued as of December 31, 2007 and interest and penalties included in income taxes for the year ended December 31, 2007 are not material.
Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2006. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2000. In other major foreign tax jurisdictions, including the United States and Netherlands, Canon is no longer subject to income tax examinations by tax authorities for yeas before 2003 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for certain years after 2002 in Japan and in major foreign tax jurisdictions.

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
For the years ended December 31, 2007, 2006 and 2005, the Company issued 190,380 shares, 331,661 shares and 1,148,292 shares of common stock, respectively, in connection with the conversion of convertible debt. In accordance with the Corporation Law of Japan, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.
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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2007, 2006 and 2005 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2007 do not reflect current year-end dividends in the amount of ¥75,663 million which will be payable in March 2008 upon approval by the stockholders.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,383,747 million at December 31, 2007.
Retained earnings at December 31, 2007 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥20,792 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2007	2006	2005
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥22,858	¥(25,772)	¥(79,751)
Adjustments for the year	(62)	48,630	53,979

Balance at end of year	22,796	22,858	(25,772)
Net unrealized gains and losses on securities:
Balance at beginning of year	8,065	6,073	7,470
Adjustments for the year	(1,778)	1,992	(1,397)

Balance at end of year	6,287	8,065	6,073
Net gains and losses on derivative instruments:
Balance at beginning of year	(1,663)	(1,174)	(693)
Adjustments for the year	814	(489)	(481)

Balance at end of year	(849)	(1,663)	(1,174)
Minimum pension liability adjustments:
Balance at beginning of year	—	(7,339)	(28,338)
Adjustments for the year	—	(3,575)	20,999
Adjustment to initially apply SFAS 158	—	10,914	—

Balance at end of year	—	—	(7,339)
Pension liability adjustments:
Balance at beginning of year	(26,542)	—	—
Adjustments for the year	32,978	—	—
Adjustment to initially apply SFAS 158	—	(26,542)	—

Balance at end of year	6,436	(26,542)	—
Total accumulated other comprehensive income (loss):
Balance at beginning of year	2,718	(28,212)	(101,312)
Adjustments for the year	31,952	46,558	73,100
Adjustment to initially apply SFAS 158	—	(15,628)	—

Balance at end of year	¥34,670	¥2,718	¥(28,212)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Year ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2007:
Foreign currency translation adjustments	¥(370)	¥308	¥(62)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,237)	3,037	(4,200)
Reclassification adjustments for gains and losses realized in net income	(293)	2,715	2,422

Net change during the year	(7,530)	5,752	(1,778)
Net gains and losses on derivative instruments:
Amount arising during the year	590	(236)	354
Reclassification adjustments for gains and losses realized in net income	772	(312)	460

Net change during the year	1,362	(548)	814
Pension liability adjustments:
Amount arising during the year	62,768	(26,502)	36,266
Reclassification adjustments for gains and losses realized in net income	(5,766)	2,478	(3,288)

Net change during the year	57,002	(24,024)	32,978

Other comprehensive income (loss)	¥50,464	¥(18,512)	¥31,952

2006:
Foreign currency translation adjustments	¥49,518	¥(888)	¥48,630
Net unrealized gains and losses on securities:
Amount arising during the year	3,708	(1,502)	2,206
Reclassification adjustments for gains and losses realized in net income	(388)	174	(214)

Net change during the year	3,320	(1,328)	1,992
Net gains and losses on derivative instruments:
Amount arising during the year	(7,126)	2,858	(4,268)
Reclassification adjustments for gains and losses realized in net income	6,309	(2,530)	3,779

Net change during the year	(817)	328	(489)
Minimum pension liability adjustments	(4,391)	816	(3,575)

Other comprehensive income (loss)	¥47,630	¥(1,072)	¥46,558

2005:
Foreign currency translation adjustments	¥55,345	¥(1,366)	¥53,979
Net unrealized gains and losses on securities:
Amount arising during the year	9,005	(3,892)	5,113
Reclassification adjustments for gains and losses realized in net income	(10,793)	4,283	(6,510)

Net change during the year	(1,788)	391	(1,397)
Net gains and losses on derivative instruments:
Amount arising during the year	(9,137)	3,658	(5,479)
Reclassification adjustments for gains and losses realized in net income	8,333	(3,335)	4,998

Net change during the year	(804)	323	(481)
Minimum pension liability adjustments	40,364	(19,365)	20,999

Other comprehensive income (loss)	¥93,117	¥(20,017)	¥73,100

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17. Net Income per Share
The basic and diluted net income per share as well as the number of shares has been calculated to reflect the three-for-two stock split that was completed on July 1, 2006.
A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Years ended December 31
	2007	2006	2005
	(Millions of yen)
Net income	¥488,332	¥455,325	¥384,096
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	—	—	5
1.30% Japanese yen convertible debentures, due 2008	4	8	18

Diluted net income	¥488,336	¥455,333	¥384,119

	(Number of shares)
Average common shares outstanding	1,293,295,680	1,331,542,074	1,330,760,715
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	—	—	185,755
1.30% Japanese yen convertible debentures, due 2008	221,751	474,796	1,118,931

Diluted common shares outstanding	1,293,517,431	1,332,016,870	1,332,065,401

	(Yen)
Net income per share:
Basic	¥377.59	¥341.95	¥288.63
Diluted	377.53	341.84	288.36

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18. Derivatives and Hedging Activities
Risk management policy
Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.
Foreign currency exchange rate risk management
Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.
Cash flow hedge
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2007, 2006 and 2005. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥6,883 million, ¥5,917 million and ¥3,725 million for the years ended December 31, 2007, 2006 and 2005, respectively.
Derivatives not designated as hedges
Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.
Contract amounts of foreign exchange contracts at December 31, 2007 and 2006 are set forth below:

	December 31
	2007	2006
	(Millions of yen)
To sell foreign currencies	¥697,240	¥717,136
To buy foreign currencies	46,897	51,189

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities
Commitments
At December 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated ¥117,119 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥91,882 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,440 million and ¥13,648 million at December 31, 2007 and 2006, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to ¥36,900 million, ¥36,157 million and ¥38,297 million for the years ended December 31, 2007, 2006 and 2005, respectively.
Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2007 are as follows:

(Millions of yen)
Year ending December 31:
2008	¥16,365
2009	12,382
2010	7,637
2011	5,681
2012	4,055
Thereafter	11,281

Total future minimum lease payments	¥57,401

Guarantees
Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥27,946 million at December 31, 2007. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2007 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2007 and 2006 are summarized as follows:

	Years ended December 31
	2007	2006
	(Millions of yen)
Balance at beginning of year	¥18,144	¥16,746
Addition	31,053	18,686
Utilization	(26,199)	(18,377)
Other	(2,860)	1,089

Balance at end of year	¥20,138	¥18,144

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities (continued)
Legal proceedings
In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. This lawsuit is currently under trial in the Intellectual Property High Court.
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). On January 30, 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, maintaining the judgment of the court of appeals, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopier should be applied. It is expected that the Federal Supreme Court will issue a written full judgment explaining the rationale underlying its decision sometime in the next several months. If Hewlett-Packard GmbH decides to file a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court, it will have 30 days to file a claim from receipt of the Federal Supreme Court’s written full judgment. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon, seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. Consistent with the last decision, Canon won its appeal at the court of appeal. In its judgment of November 13, 2007, the court of appeal rejected VG Wort’s claim against Canon. VG Wort appealed further against decisions of the court of appeal for both Epson et al. and Canon cases before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. Written full judgment by the Federal Supreme Court was issued on January 24, 2008. Canon was informed that VG Wort already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. Based on industry opposition to the extension of levies to digital products, Canon’s assessments of the merits of various proceeding and Canon’s estimates of the units impacted and levies, Canon has accrued amounts that it believes are adequate to address the matters described above. However, the final conclusion of these court cases including the amount of levies to be imposed and the associated financial impact on Canon remains uncertain.
In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (“NPI”) against the Company and Canon U.S.A., Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, was not regarded as a “subsidiary” under the Patent License Agreement between the Company and NPI and that the extension of the license to SED Inc. constituted a breach of the agreement. NPI also alleged that Canon committed fraud in executing such agreement, and requested rescission of the agreement and compensatory damages. In November 2006, the Court denied Canon’s motion for a summary judgment that SED Inc. was a subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a subsidiary of the Company, that the Company had materially breached the patent license agreement and that NPI was allowed to terminate that agreement. Thereafter, a trial was held from April 30 to May 3, 2007, in Austin, Texas. NPI’s fraud claims against Canon were withdrawn by NPI and the jury returned a verdict that NPI had sustained no damages. All claims against Canon U.S.A., Inc. were also withdrawn by NPI. On May 15, 2007, Canon filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Court’s prior ruling that Canon had breached the patent license agreement with NPI that allowed NPI to terminate that agreement. On June 4, 2007, NPI also filed a notice of appeal, appealing the District Court’s determination that NPI had sustained no damages. These appeals are still pending.
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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20. Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2007 and 2006 are set forth below. The following summary excludes cash and cash equivalents, time deposits, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair values approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 3.

	December 31
	2007		2006
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current installments	¥(24,109)	¥(24,714)	¥(31,052)	¥(32,795)
Foreign exchange contracts:
Assets	806	806	307	307
Liabilities	(12,335)	(12,335)	(17,534)	(17,534)
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
Concentrations of credit risk
At December 31, 2007 and 2006, one customer accounted for approximately 16% and 14% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.
21. Supplemental Cash Flow Information
For the years ended December 31, 2007, 2006 and 2005, aggregate common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥190 million, ¥331 million and ¥1,147 million, respectively.
22. Subsequent Event
On February 27, 2008, the Company entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly- owned subsidiary of Hitachi, with an aim to construct a comprehensive liquid crystal display (“LCD”) panel business alliance, following the resolution of the acquisition by the Board of Directors on the same day. Under the terms of this agreement, the Company will acquire a 24.9% stake in Hitachi Displays by March 31, 2008, for approximately ¥43,200 million, pending regulatory approval.

Canon Inc. and Subsidiaries
Valuation and Qualifying Accounts

	Balance at	Add	Deduct	Add	Balance
	beginning of	charge to	bad debts	translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2007:
Allowance for doubtful receivables	¥13,849	¥3,527	¥2,978	¥149	¥14,547

Year ended December 31, 2006:
Allowance for doubtful receivables	¥11,728	¥3,384	¥2,058	¥795	¥13,849

Year ended December 31, 2005:
Allowance for doubtful receivables	¥11,657	¥560	¥1,180	¥691	¥11,728

Item 18. Financial Statements
Not applicable.
Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on April 5, 2007

1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman & CEO and Managing Director, Group Executive of Finance and Accounting Headquarters pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman & CEO and Managing Director, Group Executive of Finance and Accounting Headquarters pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

By:	/s/ Masahiro Osawa

Masahiro Osawa Managing Director Group Executive of Finance and Accounting Headquarters

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
Date March 28, 2008

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on April 5, 2007

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation)

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman & CEO and Managing Director, Group Executive of Finance and Accounting Headquarters pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman & CEO and Managing Director, Group Executive of Finance and Accounting Headquarters pursuant to Section 906 of the Sarbanes-Oxley Act