Form 20-F
period 2008-12-31
CANON INC
filed 2009-03-27
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Shinichiro Hanabusa, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

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
As of December 31, 2008, 1,234,488,219 shares of common stock, including 64,545,191
ADSs, were outstanding.
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
Item 17 ☐       Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2008 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 20, 2009, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥96.18 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2008” refers to the Company’s fiscal year ended December 31, 2008, and other fiscal years of the Company are referred to in a corresponding manner.
FORWARD-LOOKING INFORMATION
This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information-Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected financial data
     The following selected consolidated financial data has been derived from the consolidated financial statements of Canon as of each of the dates and for each of the periods indicated below which have been audited by Ernst & Young ShinNihon LLC, Independent Registered Public Accounting Firm. This information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report.

Selected financial data *1:	2008 *4	2007 *4	2006	2005	2004
	(Millions of yen, except average number of shares and per share data)

Net sales	¥4,094,161	¥4,481,346	¥4,156,759	¥3,754,191	¥3,467,853
Operating profit	496,074	756,673	707,033	583,043	543,793
Net income	309,148	488,332	455,325	384,096	343,344
Advertising expenses	112,810	132,429	116,809	106,250	111,770
Research and development expenses	374,025	368,261	308,307	286,476	275,300
Depreciation of property, plant and equipment	304,622	309,815	235,804	205,727	174,397
Increase in property, plant and equipment	361,988	428,549	379,657	383,784	318,730
Long-term debt, excluding current installments	8,423	8,680	15,789	27,082	28,651
Common stock	174,762	174,698	174,603	174,438	173,864
Stockholders’ equity	2,659,792	2,922,336	2,986,606	2,604,682	2,209,896
Total assets	3,969,934	4,512,625	4,521,915	4,043,553	3,587,021

Average number of common shares in thousands *2	1,255,626	1,293,296	1,331,542	1,330,761	1,328,048

Per share data *2:
Net income:
Basic	¥246.21	¥377.59	¥341.95	¥288.63	¥258.53
Diluted	246.20	377.53	341.84	288.36	257.85
Cash dividends declared	110.00	110.00	83.33	66.67	43.33

Cash dividends declared (U.S.$)*3	$1.073	$1.034	$0.709	$0.580	$0.401

Notes:
1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.
The Company made a three-for-two stock split on July 1, 2006. The average number of common shares and the per share data for the periods prior to the stock split have been adjusted to reflect the stock split.

3.
Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

4.	See Note 1-(k) of Notes to Consolidated Financial Statements for information regarding accounting change.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 20, 2009, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥96.18 = U.S.$1.

Yen exchange rates per U.S. dollar:		Average	Term end	High	Low
2004		107.63	102.68	114.30	102.56
2005		110.74	117.88	120.93	102.26
2006		115.99	119.02	119.81	110.07
2007		117.45	111.71	124.09	108.17
2008	-Year	102.85	90.79	110.48	87.84
	- 1(st) half		106.17	109.70	96.88
	- July		108.10	108.19	104.64
	- August		108.69	110.48	107.59
	- September		105.94	108.85	104.71
	- October		98.28	106.06	92.64
	- November		95.46	100.48	94.98
	- December		90.79	93.71	87.84
2009	- January		89.83	94.20	87.80
	- February		97.74	98.55	89.09

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
     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that drive products under development by Canon uncompetitive. In step with the continuous evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If Canon’s business strategies diverge from market needs, Canon may not recover some or all of its investment, lose business opportunities, or both, which may materially adversely affect Canon’s operating results. In addition, Canon has sought to develop production technology and production equipment to increase the automation of its manufacturing process and in-house production of key devices. If Canon cannot effectively implement these techniques, Canon may fail to realize its cost advantages or differentiation, and lose business opportunities, which may adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and perceived market acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that do not become commercially accepted, its operating results could be adversely affected.
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
     Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features, the frequent introduction of new products, short product life cycles, and continual improvement in product price characteristics relative to product performance. If Canon does not make an effective transition from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low product marketability due to poor product quality, variations in manufacturing costs, delays in customer purchases in anticipation of new introductions, uncertainty in predicting customer demand for new product offerings and difficulty in effective management of inventory levels in line with anticipated demand. Canon’s revenue and gross margin also may suffer due to the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or a competitor introduces a new product just before Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current product offerings, sometimes offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not duplicative and do not overlap with existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services will be reduced and its results of operations may decline.

     Canon’s digital camera business operates in a highly competitive environment.
     The accelerated trend towards digitization in recent years has resulted in the entry of new competitors into the digital camera market, such as electronics manufacturers and other specialized companies which were not active during the analog camera era. If this industry develops more rapidly than initially anticipated by Canon, it may not be able to maintain its position as an industry leader in many of its business categories. Canon’s success in this increasingly competitive environment will depend on its investments in research and development, ability to cut costs and commitment to continuously providing the market with attractive products offering high added value. If Canon is unable to remain innovative while reducing costs, it may lose market share and its results of operations may be adversely affected.
     Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.
     The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have at times led to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditure in order to maintain its competitiveness. Canon’s operating results and financial condition could be materially adversely affected by reduced cash flow from sales that could not offset expenditures, including those from research and development, arising from future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by memory manufacturers.
     In addition, liquid crystal display (“LCD”) panel manufacturers are facing demands for severe price reductions of LCD panels as a result of intense competition among makers of LCD televisions and LCD monitors used in personal computers. As a result, panel manufacturers may reduce equipment investment, which may adversely affect Canon’s business operations.
     Downturns in the semiconductor industry have caused Canon’s customers to change their operating strategies, which in turn may affect Canon’s business.
     Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. It is difficult for Canon to accurately predict the future effect of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes, and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.
     In addition, an oligopoly is developing in the large-sized LCD panel production industry base. Therefore, if Canon is insufficiently responsive to market trends, including market reorganization led by LCD panel manufacturers, Canon may not be able to maintain its customer base which may materially adversely affect Canon’s business operations.
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
     Growing popularity of High Definition (“HD”) and increased diversification of recording media may adversely affect Canon’s video camcorder business.
     The video camcorder market is now almost entirely based on digital formats and the increase in HD television broadcasts has led to a gradual shift from the Standard Definition format to the HD format. At the same time, many products using new media formats such as MiniDV tapes, Digital Versatile Drive (“DVD”), Hard Disk Drive (“HDD”) and Secure Digital (“SD”) cards, have appeared at a rate that outpaces the proliferation of HD. Failure by Canon to accurately forecast demand in these increasingly diversified markets could have an adverse affect on Canon’s operating results.
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
     The global economy is currently undergoing an unprecedented economic crisis. Declines in consumption and restrained investment in Canon’s major markets, including Japan, the United States, Europe and non-Japan Asia, due to the economic downturn have affected and may continue to affect both consumer and corporate sales. Canon’s operating results are affected by financial results of its corporate customers for products such as business machines and optical equipment, and the deteriorated financial results of Canon’s customers have caused and may continue to cause the customers to restrain their capital investments. Demand for Canon’s consumer products, such as cameras and printers, is discretionary. The rise in inventory levels and price declines of Canon’s products due to intensifying competition, in addition to the recent decline in the level of consumer spending and corporate investments driven by the economic downturn that stemmed from the financial crisis, could adversely affect Canon’s results of operations and financial position.
     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2008, approximately 23% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and results of operations may be affected by the policies, business and results of operations of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.
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
     Canon generally experiences variable seasonal trends in the sale of its consumer-oriented products, which results in sales fluctuations. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict near-term demand which as a result places pressure on Canon’s inventory management and logistics systems. If product supply from Canon is substantially greater than actual demand, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if demand substantially exceeds the supply of products from Canon, its ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operations.
     Canon’s business is subject to changes in the sales environment.
     Particularly in Europe and the United States, a substantial portion of market share is concentrated in a relatively small number of large distributors. Canon’s sales of products to these distributors constitute a significant percentage of Canon’s overall sales. As a result, any disruptions in its relationships with these large distributors in specific sales territories could adversely affect Canon’s ability to meet its sales targets. Any increase in concentration of Canon’s sales in these large distributors could result in a reduction of Canon’s pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.
     Canon is subject to financial and reputational risks due to product quality and liability issues.
     Although Canon works to minimize risks that may arise from product quality and liability issues arising from the combination of hardware and software in addition to the individual functionality of hardware and software consisting Canon’s products, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service and compensation, or hurt its brand image, its operating results or reputation for quality products may be adversely affected.
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
     A substantial portion of Canon’s business activity is conducted outside Japan, which includes developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:
•	less developed technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;

•	difficulties in recruiting and retaining personnel;

•	potentially adverse tax consequences, including transfer pricing issues and increases in corporate tax rates;

•	longer payment cycles;

•	political turmoil or unfavorable economic factors; and

•	unexpected legal or regulatory changes.

     Canon’s inability to successfully manage the risks inherent in its international activities could adversely affect its business and operating results. In order to produce Canon’s products competitively and to reduce costs, Canon has several production facilities and more than ten sales bases in Asia, including China, Thailand and Vietnam, and is vigorously conducting significant production and sales activities in Asia. Under such circumstances, unexpected events may occur, including political or legal change, labor shortage or strikes, increased personnel costs or changes in economic conditions. In particular, a large revaluation of local currencies, or a sudden significant change in the tax system or other regulatory regimes could adversely affect Canon’s overall performance.
     The spread of an epidemic disease, such as a new influenza infecting humans, in Asia or elsewhere around the world could also have a negative effect on Canon’s business. Expanding medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s sales to non-Japan Asia along with production facilities and supply relationships in non-Japan Asia, Canon’s business may be more exposed to this risk than to the global economy in general.
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
     Substantially higher crude oil prices have lead to increases in the cost of freight via air, ocean and land vehicles in the form of fuel surcharges. Continued or further increases in crude oil prices could adversely affect Canon’s results of operations.
     Canon is endeavoring to reduce carbon dioxide emissions by increasing its use of railroad transportation and ocean transportation to ship its products. Failure by Canon to meet its targets may adversely affect Canon’s brand and image and its business.
Risks Related to Environmental Issues
     Canon’s business is subject to environmental laws and regulations.
     Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, collection and recycling of products, clean air, water protection and waste disposal. An adverse affect on Canon’s operating results may occur as a result of the requirements of future legislation.
     In some cases, mainly in the European Union, such as the Directive establishing a framework for the setting of EcoDesign requirements for Energy-using Products, detailed implementation standards responsive to environmental requirements have not been determined. Canon intends to comply with such standards beforehand if and when the standards are foreseen. If Canon’s current measures do not meet such standards when they are adopted, Canon may be required to take further action and incur additional costs to comply with these regulations.
     Furthermore, a rework or repair expense may be incurred if non-qualifying products are shipped in non-compliance with the European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS Directive”) or other legal regulations were not fully followed by parts suppliers. These extra costs may exceed compensation from parts suppliers or coverage from insurance contracts, and could have adverse effects on Canon’s business and operating results overall.
     Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.
     Canon is subject to potential liability for the investigation and clean up of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.
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
     Canon’s businesses, company image and results of operations could be adversely affected by any of these developments.
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
     Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Foreign-currency-denominated sales of Canon’s products and its margins have been and may continue to be adversely affected due to the strong yen against foreign currencies. Conversely, a strengthening of foreign currencies will be generally favorable to Canon’s foreign-currency-denominated sales. The yen value of Canon’s assets and liabilities arising from business transactions in foreign currencies and equity investments denominated in foreign currencies along with the currency translations stemming from foreign currency-based financial statements of Canon’s foreign affiliates, have fluctuated and affected and may continue to fluctuate and affect Canon’s consolidated financial statements, which are presented in yen.
     Furthermore, the value of a number of foreign currencies, such as the U.S. dollar and Euro, used by Canon for its business has become significantly weaker than expected against the yen in the foreign exchange market, which has led and may further lead to negatively affecting Canon’s operating results and financial position. Although Canon has been striving to mitigate the effects of foreign currency fluctuations arising from its international business activities, Canon’s operating results and financial position could be continuously adversely affected if the current strong yen environment persists. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities.
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
     Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments. These activities help Canon’s technological development process. However, weak business trends or disappointing performance by partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives. Even if a mechanism is firmly structured by Canon and its partners to successfully define and reach common objectives, the creation of synergies between Canon’s business and the partner’s business may not be achieved. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return-on-investment or a reduced recoverability of the investment, driving down the operating results and financial position of Canon.
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
     The following are important recent events in the development of Canon’s business.
•
In January 2004, Canon Precision Inc. (“Canon Precision”), a wholly-owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc. (“Hirosaki Precision”), a wholly-owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger had no impact on Canon’s business results.

•
On September 30, 2005, Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possessed advanced vacuum technology, and made it into a subsidiary. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote in-house manufacturing equipment production. This in-house capacity will help differentiate Canon products from the competition in various business areas, including products manufactured as part of Canon’s recently acquired display business.

•
On October 19, 2005, Canon acquired the shares of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange Co., Ltd.), which possessed advanced automation technologies, through a tender offer and made it into a subsidiary. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advances in its production reform activities, including the automation of production processes for Canon products.

•
On December 27, 2006, Canon Electronics Inc. acquired the shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third party distribution and made it into a subsidiary. By making e-System Corporation into a subsidiary, Canon aims to strengthen its group’s information-related business and develop it into a core business.

•
On June 21, 2007, Canon Marketing Japan Inc. acquired the shares of Argo21 Corporation (reorganized to Canon IT Solutions Inc.) through a tender offer, and made it into a subsidiary. In addition, Canon Marketing Japan Inc. made it into a wholly-owned subsidiary on November 1, 2007 by share exchange for outstanding common stock in order to strengthen its IT solutions business.

•
On December 28, 2007, Canon acquired the shares of Tokki Corporation (listed on the JASDAQ Securities Exchange Inc.) through a tender offer, and made it into a subsidiary. With Tokki Corporation as a subsidiary, Canon aims to accelerate the development of its display business.

•
On February 27, 2008, Canon entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly-owned subsidiary of Hitachi, with the aim of accelerating ongoing development of organic light-emitting diode (“OLED”) displays, ensuring stable procurement of LCD panels and facilitating product development. Under the terms of this agreement, Canon acquired a 24.9% stake in Hitachi Displays on March 31, 2008.

•	In July 2008, Nagasaki Canon Inc. was newly established as a wholly-owned subsidiary of Canon Inc., to boost production of digital single-lens reflex (“SLR”) cameras and compact digital cameras.
     In fiscal 2008, 2007, and 2006, Canon’s increases in property, plant and equipment were ¥361,988 million, ¥428,549 million, and ¥379,657 million, respectively. In fiscal 2008, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
     For fiscal 2009, Canon projects its increase in property, plant and equipment will be approximately ¥315,000 million, mainly in Japan. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
     B. Business overview
     Canon is one of the world’s leading manufacturers of network digital multifunction devices (“MFDs”), plain paper copying machines, laser beam printers, inkjet printers, cameras and steppers.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 76% of consolidated net sales in fiscal 2008 were generated outside Japan; approximately 28% in the Americas, 33% in Europe and 15% in other areas including Asia.
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
     As a concerned member of the world community, Canon emphasizes recycling, and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also adopted programs to collect and recycle used Canon cartridges and to refurbish used Canon copy machines. In addition, Canon has virtually removed all environmentally unfriendly chemicals from its manufacturing processes.

Products
     Canon’s products are divided into the following three product groups: business machines, cameras, and optical and other products.
- Business machines -
     The business machines product group is divided into three sub-groups consisting of office imaging products, computer peripherals and business information products.
     Office imaging products
     Canon manufactures, markets and services a wide range of monochrome network digital MFDs, color network digital MFDs, office copying machines and personal-use copying machines.
     The office-use market is subject to rapid change, and customer preferences have been shifting from copying machines to digital MFDs, as well as from monochrome to color products. To respond to these trends, Canon has been strengthening its lineup of digital color MFDs offered in the imageRUNNER (“iR”) series, a series that perform multiple functions, such as copying, printing, scanning, faxing and data-sharing functions on the Internet and intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. The development process of MFDs by Canon effectively utilizes a wide range of technologies in the fields of optics, mechatronics, electrophotography, chemistry and image processing. Canon has developed a high-performance image processing chip called “iR/iPR Controller” and an expandable and functional platform known as Multifunctional Embedded Application Platform (“MEAP”). This processing chip enables easy integration of customers’ IT environments with speedy, high-quality image processing. This integration boosts office and print-on-demand productivity, and has garnered acclaim from business and professional customers.
     In fiscal 2008, sales of copying machines declined due to the economic downturn. Sales of color office imaging products continued to grow in the color network digital MFD market while sales of monochrome network digital MFD devices declined due to the economic downturn and as the market trend shifted from monochrome MFDs to color models. Overall, increased sales of color models were, however, outweighed by decreased sales of monochrome models.
     In fiscal 2008, Canon continued to introduce new monochrome network digital MFD models to strengthen its industry leading monochrome network digital MFD product lineup and Canon continued to expand its color office imaging product lineups by introducing devices worldwide such as the iRC2550 and the iRC3080/3480 series, further increasing color network digital MFD sales.
     Canon offers color network digital MFDs for users ranging from professional graphic designers to business offices. The trend in the printing industry is gradually moving away from long run printing using expensive machinery to short run printing-on-demand and variable data printing. Canon’s high-end network digital MFDs and color network digital MFDs are available in the print-on-demand market. Canon aims to respond to the growing demand for digital color imaging in the commercial print market with its introduction of imagePRESS C6000/6000VP, a high-end color MFD with a level of quality that rivals offset printing. Canon has also introduced imagePRESS C1+, a high-end color MFD with a clear toner module. This clear toner module enables a range of additional finishes to be completed on-line on a digital press and is the first introduction of such a toner for the light production class.
     With the evolution of digital technology and communication, digital network MFDs that enable seamless conversion between paper documents and electronic documents have also evolved from being input-output devices to sophisticated information systems. To deliver solutions that meet the diversifying needs of customers in various industries and niche, Canon has brought to market a full offering of MEAP-enabled office MFD lines, both in monochrome and color, as well as software products for digital network MFDs.
     Canon has a leading market share in monochrome MFDs and copying machines, including machines for personal use.
     The office imaging products category also includes the related sales of paper and chemicals, service and replacement parts.
     Computer peripherals
     Computer peripherals include laser beam printers, inkjet printers and scanners.
     Developed and fostered by Canon, laser beam printers are standard output peripherals for offices. Canon’s laser beam printers are relatively small in size and have high-quality printing capabilities attributable to Canon’s expertise with the technologies of laser beam printing and plain paper copying. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its laser beam printers easy to maintain. Most of Canon’s laser beam printer sales are on an original equipment manufacturer (“OEM”) basis.
     The production and sales of monochrome and color laser beam printers, mainly of low-end products, expanded at a fast pace. After achieving the accumulated shipment of 10 million units in 2004, Canon has continued to attain growth in double digits in the past years. However, total unit growth for both monochrome and color laser beam printers proved negative in 2008 year-on-year due to the recent economic slump. As for monochrome laser beam printers, Canon has started to produce sub-L products within the lower segment of low-end products in Asian countries and sell them on a global basis. The unexpected rise in demand has boosted Canon to expand the production in laser beam printer business. However, unit growth in 2008 was negative year-on-year due to the recent economic slump. As for color laser beam printers, Canon has expanded production mainly of low-end products in Asian countries and their sales have spread globally. Remarkable year-on-year unit growth of over 10% has been achieved for both production and sales quantities in the recent years. However, year-on-year unit growth was flat in 2008 due to the stagnant world economy.
     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performing models of inkjet printers. Canon provides high-performance and high value-added models both in multifunction inkjet printers and single function inkjet printers. In response to intense competition in the inkjet printer segment, Canon launched a new lineup of multifunction printers (“MFP”) and single function printers in fiscal 2008. The new models span the spectrum from entry level to flagship models and feature print heads based on Canon Full-photolithography Inkjet Nozzle Engineering (“FINE”) technology, which boosts print speed and image quality of up to 9600 x 2400 dpi and the technology of the ChromaLife100+ system, which provides high quality and long-lasting photo images using the combination of genuine ink and paper. Canon PIXMA photo printers offer, in addition to high-quality images, many advanced features, including two-way paper feeding, two-sided duplex printing, Easy-Scroll Wheel, Quick Start and the Auto-Image Fix feature which makes printer operation much easier. With an advanced printer line up, Canon has expanded its sales volume and expects that its consumables business will expand accordingly.
     Canon markets a wide variety of scanners for a spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (“CIS”) and scanners with Charge-Coupled Devices (“CCD”) for high resolution in the CanoScan series. CIS is a close-contact method that allows a significant reduction in scanner weight and size. Canon has deployed its expertise to develop space-saving and energy-efficient scanners, as well as easy personal computer connections via universal serial bus interfaces. Although the scanner market has continued to shrink and shifted to MFPs, Canon has maintained a high market share through continued introduction of new scanner models.

     Business information products
     Business information products primarily consist of personal computers, servers, document scanners, calculators and micrographic equipment.
     With the movement toward digitization, the need to scan documents into text data or image data is expanding. Canon’s document scanners rapidly and efficiently digitize large volumes of information on paper. Canon offers a wide range of scanner models, including color capable compact sheet-fed types and a flatbed model suitable for scanning book format documents. Canon also offers a hybrid model that can create microfilm records. Canon’s diverse lineup seeks to meet increased demand by business customers for digitizing office documents, which enables business customers to digitize and share documents across Internet or intranet platforms or to capture data from forms with optical character recognition.
     Canon’s calculator operations, from development to production and marketing, are centered in Hong Kong. Canon’s tradition of technological innovation began with its focus on personal information products, from calculators with printers to electronic dictionaries. Canon continues to develop distinct and appealing personal information products that reflect trends and demand.
     Personal computers and servers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.
-Cameras -
     Canon manufactures and markets digital cameras and film cameras. Canon also manufactures and markets digital video camcorders, lenses, compact photo printers, projectors and various camera accessories.
     A distinguishing feature of Canon’s compact digital cameras is its image processor that features a face detection system. DIGIC 4, which was launched in the second half of fiscal 2008, has added technology to Canon’s high performing digital imaging processor, or face detection system. DIGIC 4 enables dark images to be adjusted, offering quick and beautiful rendering of photos with human subjects and further enhances the shooting features of Canon’s digital cameras. DIGIC 4 also offers greatly improved movie shooting accompanied with high-speed data processing.
     In addition to aiming for the best possible image quality throughout its product lineup, Canon offers compact digital cameras that are easy to use with highly sophisticated product design. Despite the financial crisis in fiscal 2008, the compact digital camera market has seen growth in sales volume primarily due to strong sales in Asian countries. Canon has launched sixteen new models in this market and has maintained a leading position in the industry. In particular, two new products “IXY DIGITAL 20IS (SD1100IS)” and “IXY DIGITAL 920IS (SD880IS)”, have been well accepted by the market and are contributing to sales.
     The digital SLR market continued to see stable sales in fiscal 2008, and Canon introduced four new digital SLRs in fiscal 2008 as it continues refreshing its lineup. With its unique and leading digital imaging technology, such as its Complementary Metal Oxide Semiconductor (“CMOS”) imaging sensors, Canon has the ability to meet the needs of various photographers, ranging from entry-level users to professional photographers. Canon released the “EOS REBEL XSi” (the “EOS Kiss X2” in Japan) in the first half of fiscal 2008, a new addition to Canon’s “REBEL” series (“Kiss” in Japan), which enjoys popularity around the globe.
     Canon also added the new “REBEL XS” (the “EOS Kiss F” in Japan) under the REBEL XSi in fiscal 2008, giving this series a dual product line, a higher-end product that offers top specifications for this category, and a lower-end product that appeals to customers who are price-sensitive.
     Canon leads the mid-range SLR camera industry with its technology. The EOS50D includes two advanced sensors and Canon’s high-performing digital imaging processor DIGIC 4. The EOS 5D Mark II, which includes a 35 mm full-size CMOS sensor, is the first camera equipped with the option of taking full HD movies.
     In the interchangeable SLR camera lens segment, the market has grown in recent years. Canon launched a total of four new interchangeable lens models to the market in fiscal 2008, and offers over sixty lenses. Technological developments, including diffractive optical elements, image stabilizers and ultrasonic motors, have helped Canon to maintain a technical lead over other makers. These high-quality and high-performance lenses provide outstanding performance when used together with digital cameras as well as silver-halide cameras, and have contributed greatly to Canon’s sales. Canon intends to expand its lens sales and market share by introducing more interchangeable lenses designed to meet the various needs of the SLR camera users in the growing market.
     By strategically adding a product series that utilize flash memories to its digital video camcorder lineup in fiscal 2008, Canon has expanded the range of its digital video camcorder models. In particular, a model based on a dual flash memory concept (with both internal flash and a SD card slot) has garnered high reputation for its ultra-high image quality and compact size. This model not only contributed to an expansion of Canon’s HD camcorder market share internationally, but it has also continued to receive accolades and a variety of different awards. As the overall digital video camcorder market size grows at a sluggish pace, the trend toward adopting HD and flash memories proceeds steadily. Furthermore, Canon’s product concepts are praised around the world as they focus closely to design trends.
     Canon has shown significant leadership in the compact photo printer market segment. Although the majority of the compact photo printer purchasers are considered “early adopters,” retailers are now realizing the importance of this new business segment. Canon introduced five new compact photo printers in fiscal 2008, and has been able to leverage the brand recognition of its cameras to attract customers to its compact photo printers. In addition, Canon is starting to realize profits from sales of consumables, such as paper and ink cartridges used with compact photo printers.
     In the category of business projectors, Canon anticipates the trend towards higher content resolution in the future. In fiscal 2007, Canon added a 4,000 lm high-brightness component and high-resolution SX7 and X700 to its projectors, thereby extending the high-resolution market to include a high-brightness segment as well. Canon succeeded in internalizing the LCOS panel in fiscal 2008, which had previously been dependent on external devices. The competitively priced model “SX80” was released in July 2008, and the “WUX10” model, with its improved “WUXGA” resolution was released in January 2009. Although the high-resolution market has not grown at the previously projected rate, high-resolution content is becoming more widespread in the marketplace.
- Optical and other products -
     Canon’s optical and other products mainly include semiconductor production equipment, mirror projection mask aligners for LCD panels, broadcasting equipment, medical imaging equipment, large format printers, and electronic components.
     Prices of memory devices which utilize semiconductors have continued to fall below production cost due to oversupply in the market. The market scale for sales of steppers in fiscal 2008 experienced a significant decrease from fiscal 2007 due to the current global economic crisis. However, Canon believes that Canon’s i-line stepper market share on a unit basis will remain strong because the reliability and productivity of Canon’s steppers are renowned by customers.

     LCD panel manufacturers have been reducing their capital investments and lowering the capacity to supply since the end of 2006. This improved supply-demand balance of large LCD panels and increased panel prices, have led LCD panel makers to improved financial results beginning in the third quarter of 2007. As a result, the market of LCD production mask aligners for large panels has grown steadily and the number of unit sales increased by 80% year-on-year. Canon has released new models, including the “MPAsp-H700 series” in 2007 to meet demands of customers and promote sales. The Ami Optical Products Plant expanded its production capacity to carry out frequent shipping and installation concentrated in the fourth quarter of 2008. Its flexibility substantially increased the sales of LCD production mask aligners and sales were significantly higher in 2008 compared to 2007.
     Substantial capital expenditures are required to install and integrate equipment into a semiconductor production line. Accordingly, semiconductor manufacturers tend to purchase their stepper and aligner production equipment from the vendor that originally supplied the semiconductor chip fabrication equipment. Canon competes principally through its ability to meet and exceed the product specifications of customers, including resolution and throughput, quality, reliability and system maintenance costs. Due to the very rapid pace of technological innovation in the semiconductor industry, Canon believes that its ability to provide new products on a timely basis is also a key competitive consideration for customers seeking to integrate stepper and aligner production systems into the planning and design of their new facilities.
     Based on unit sales, Canon is the global leader of TV lenses used for sports, news events, concerts, and studio broadcasts. The broadcast TV lens market expanded in fiscal 2008 due to a trend towards the introduction of digital broadcast equipment around the world, as well as the demand for global sporting events. The demand for HD lenses with high cost performance ratios, and which can support the trend towards the latest HD imaging systems, has also increased. Canon believes it will firmly maintain its leading position in the broadcast TV lens market.
     Medical imaging equipment sold by Canon includes X-ray image sensors, retinal cameras, autorefractmeters, and image-processing equipment for computerized systems. Canon’s pioneering digital radiography system takes X-ray photography and medical imaging into the digital age.
     In the large format printer market, Canon maintained its strategy of continued strengthening of its product portfolio in 2008 and increased the variety of products available, releasing six new models. Canon currently has a total of fifteen models and has raised its profile in this market.
     Other products sold by Canon include electronic components, such as magnetic heads for audio and video tape recorders and micro-motors for printers and other components, which are sold primarily to equipment manufacturers.
Marketing and distribution
     Canon sells its products primarily through subsidiaries organized under regional marketing headquarter subsidiaries. The headquarter subsidiaries are as follows: Canon Marketing Japan Inc. in Japan; Canon U.S.A. Inc. in North and South America; Canon Europe Ltd. and Canon Europa N.V. in Europe, Russia, Africa and the Middle East; Canon China Co., Ltd. in Asia outside Japan; and Canon Australia Pty. Ltd. in Oceania. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities. Each subsidiary provides tailor-made solutions to a diverse range of unique customers and aims to advance Canon’s reputation as a highly trusted brand.
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
     Canon also sells laser beam printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard Company resells these printers under the “HP LaserJet Printers” name. During fiscal 2008, such sales constituted approximately 23% of Canon’s consolidated net sales, which is approximately the same to the previous fiscal year.
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
     Most of Canon’s business machines carry warranties of varying terms depending upon the model and the country of sale. Cameras and camera accessories carry a limited one-year warranty.
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
Seasonality
     Historically, Canon’s sales for the fourth quarter are usually higher than those in the other three quarters, mainly due to strong demand for consumer products, such as cameras and inkjet printers, during the year-end holiday season. However, this trend did not materialize in fiscal 2008 as the financial crisis intensified in the second half of fiscal 2008 and caused a reduction in consumer spending.
     In Japan, corporate demand for office products peaks in the first quarter, as many Japanese companies close their books in March. Sales also tend to increase at the start of the new school year in each of the respective regions.

Sources of supply
     Canon purchases materials such as glass, aluminum, plastic, steel, and chemicals for use in various product parts and in the manufacturing of products. With the development of globalization in production, Canon procures raw materials from all over the world, and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability, and financial condition.
     Prices of some raw materials fluctuate according to the market. In fiscal 2008, the market for raw materials has been tight due to the financial market turmoil triggered by the subprime loan crisis, the indirect impact of elevated crude oil prices and the increase in demand from China. Although prices of crude oil and raw materials have recently declined and remained at a fairly stable level, the prices of those commodities and resources are expected to be volatile in the near term mainly due to political insecurity in producing countries. Notwithstanding such volatility, Canon believes it will be able to continue procuring sufficient quantities of raw materials to meet its needs.
     Canon also places significant emphasis on the in-house development of production tools. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. These key tools are proprietary products that are kept for use exclusively within Canon. Canon’s ability to develop its own production tools helps establish quality control and allows for speed and flexibility when retooling is necessary — a crucial advantage in its cell production processes. Cell production is the production system in which the entire production process is undertaken by small groups of employees. In-house tool development may also help cut costs over time and prevent the leakage of Canon’s core proprietary technologies.
NET SALES BY PRODUCT GROUP

	Years ended December 31
	2008	change	2007	change	2006
	(Millions of yen, except percentage data)

Business machines:
Office imaging products	¥1,119,523	-13.3%	¥1,290,788	8.8%	¥1,185,925
Computer peripherals	1,454,768	-5.4	1,537,511	9.9	1,398,408
Business information products	85,728	-20.1	107,243	0.5	106,754

	2,660,019	-9.4	2,935,542	9.1	2,691,087
Cameras	1,041,947	-9.6	1,152,663	10.6	1,041,865
Optical and other products	392,195	-0.2	393,141	-7.2	423,807

Total	¥4,094,161	-8.6	¥4,481,346	7.8	¥4,156,759

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2008	change	2007	change	2006
	(Millions of yen, except percentage data)

Japan
Unaffiliated customers	¥998,676	-4.7%	¥1,048,310	1.0%	¥1,037,657
Intersegment	2,318,521	-7.0	2,494,251	7.9	2,311,482

Total	3,317,197	-6.4	3,542,561	5.8	3,349,139

Americas
Unaffiliated customers	¥1,141,560	-14.1%	¥1,329,479	4.0%	¥1,277,867
Intersegment	3,758	-18.4	4,608	-3.3	4,764

Total	1,145,318	-14.1	1,334,087	4.0	1,282,631

Europe
Unaffiliated customers	¥1,337,147	-10.8%	¥1,499,821	14.1%	¥1,313,919
Intersegment	4,329	23.8	3,496	-2.5	3,586

Total	1,341,476	-10.8	1,503,317	14.1	1,317,505

Others
Unaffiliated customers	¥616,778	2.2%	¥603,736	14.5%	¥527,316
Intersegment	670,678	-18.7	824,844	4.1	792,018

Total	1,287,456	-9.9	1,428,580	8.3	1,319,334

Eliminations
Unaffiliated customers	¥—	—%	¥—	—%	¥—
Intersegment	(2,997,286)	—	(3,327,199)	—	(3,111,850)

Total	(2,997,286)	—	(3,327,199)	—	(3,111,850)

Consolidated
Unaffiliated customers	¥4,094,161	-8.6%	¥4,481,346	7.8%	¥4,156,759
Intersegment	—	—	—	—	—

Total	4,094,161	-8.6	4,481,346	7.8	4,156,759

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

Competition
     Canon encounters intense competition in all areas of its business activity throughout the world. Canon’s competitors range from some of the world’s major multinational corporations to smaller, highly specialized companies. Canon competes in a number of different business areas, whereas many of its competitors tend to focus on one or more individual areas. Consequently, Canon may face significant competition from entities that apply greater financial, technological, sales and marketing or other resources than Canon to their activities in a particular market segment.
     The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that much of its ability to compete effectively depends on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices.
     The competitive environments in which each product group operates are described below:
Business machines
     The markets for office imaging products, computer peripherals and business information products are highly competitive. Canon’s primary competitors in these markets are Xerox Corporation/Fuji Xerox Co., Ltd., Ricoh Company, Ltd., Konica Minolta Holdings, Inc., Hewlett-Packard Company, Lexmark International Inc., and Seiko Epson Corporation. Canon believes that it is one of the leading global manufacturers of digital network MFPs, copying machines, laser beam printers, inkjet printers, image scanners, and facsimile machines. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers that solve multiple interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength in these markets. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In China, the current market leaders for business machines are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings Inc. Canon hopes to join this group by introducing products tailored to the market and by strengthening sales and service channels. In the office color market, in addition to Ricoh and Xerox, Konica Minolta has been very aggressive with its color strategy especially in Europe and the United States, and competition in this market has become fierce.
Cameras
     Competition in the camera industry is intense, with many established market participants offering excellent products with competitive pricing. Canon’s primary competitors in digital cameras are Sony Corporation, Fujifilm Co., Ltd., Olympus Corporation, Nikon Corporation, Casio Computer Co., Ltd., Panasonic Corporation, Hoya Corporation, Samsung Electronics Co., Ltd., and Eastman Kodak Company.
     In the digital SLR market, in addition to the traditional camera manufacturers, electrical appliance manufacturers also aggressively launched products in 2008. Nevertheless, Canon is committed to maintaining a leading position in the digital SLR market, with aggressive investment in developing new models.
     Canon’s primary competitor in the lens market is Nikon Corporation, whose popular digital SLR cameras are selling well. Another major competitor is Sigma Corporation, which sells products that are compatible with Canon’s SLR camera lenses.
     Prices in the compact digital camera market declined in fiscal 2008 and this is expected to continue in fiscal 2009. Profit levels in the digital camera market have dropped and are expected to continue to fall dramatically, due to contraction of the market as a result of slumping consumer demand associated with the financial crisis, the effects of foreign exchange rate fluctuations, particularly the strengthening yen, and tough price competition. With respect to market size in 2009 and future years, demand in the digital camera market is expected to continue to contract in developed countries in the near term due to the financial crisis. However, Canon believes that declines in the size of the digital camera market in developed countries will subsequently moderate. In contrast, markets in developing countries, such as China and Eastern Europe (including Russia), are expected to continue growing and contribute to a gradual upswing in overall market size. Canon will continue working to take full advantage of the efficiencies of scale and other benefits it enjoys as a leader of the digital camera industry, both in terms of product cost and brand recognition, in order to maintain high profitability.
     Canon’s primary competitors in digital video camcorders are Sony Corporation, Panasonic Corporation, Victor Company of Japan Ltd., Hitachi, Ltd. and Samsung Electronics Co., Ltd.
Optical and other products
     The market for steppers and aligners, used in the manufacturing process of semiconductor devices and LCDs, is highly competitive. The market has a relatively small number of dominant suppliers, since the development of steppers and aligners requires precise design and manufacturing techniques and, as a result, high levels of capital investment.
     Canon’s primary competitors in the market for steppers and aligners are Nikon Corporation and ASML Holding N.V. Nikon Corporation has a reputation for its excellent technology, especially optical lenses, and Intel Corporation, the world’s leading semiconductor manufacturer, is one of Nikon’s major customers. ASML Holding N.V. has concentrated on working closely with semiconductor research organizations and rapidly introduced leading edge technology into the market. As a result, ASML Holding N.V. has succeeded in holding the largest market share in the world.
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
     According to the United States patent annual list, which IFI CLAIMS® Patent Services releases, Canon has been consistently ranked as second or third in terms of the number of patents issued in the United States in recent years. Accordingly, Canon has been able to maintain its reputation as a famous technology-oriented company.

     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, most often with respect to electrophotography, laser beam printers, multifunction printers, facsimiles and cameras.
     Companies that Canon has granted licenses to include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimiles)
Panasonic Corporation	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic still camera)
Samsung Electronics Co., Ltd.	(laser beam printers, multifunction printers and facsimiles)
Kyocera Mita Corporation	(electrophotography)
Konica Minolta Holding Co.,Ltd.	(business machines)
Toshiba Corporation	(business machines)
Sharp Corporation	(electrophotography)
Brother Industries, Ltd.	(electrophotography and facsimiles)
     Canon has also been granted licenses with respect to patents held by other companies.
     Companies that have granted licenses to Canon:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell International Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
Applied Nanotech Holdings, Inc.	(FED technology)
St. Clair Intellectual Property Consultants, Inc.	(selection of digital camera’s image format)
     Canon has also entered into cross-licensing agreements with other major industry participants.
     Companies that Canon has entered into cross-licensing agreements with:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Panasonic Corporation	(video tape recorders and video cameras)
Eastman Kodak Company	(electrophotography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimiles and word processors)
Seiko Epson Corporation	(information-related instruments)
     Canon has placed a high priority on the management of its intellectual property. This is part of its management strategy aimed at enhancing its global business operations. Some products which are material to Canon’s operating results, incorporate patented technology. These technologies are critical to the continued success of these products and typically incorporate technology from dozens of different patents. However, Canon does not believe that its business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon, any particular patent, copyright, license or intellectual property rights or group thereof.
Environmental regulations
     Canon is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation, and environmental health and safety. Some of the environmental laws which affect Canon’s businesses are summarized below.

1.	Kyoto Protocol to the United Nations Framework Convention on Climate Change
     Calendar year 2008 was the first year of the first commitment period (2008-2012) under the Kyoto Protocol. In order to ensure that Japan achieves the numerical target set by the Kyoto Protocol for the first commitment period (reduction of total carbon dioxide emissions by an average of 6% from levels in calendar year 1990), the Japanese Government is calling on various sectors including manufacturing, transport, services and households to take further action for energy conservation, seeking fully to implement its Kyoto Protocol Target Attainment plan that was revised in March 2008.
     The revised Energy Saving Law in Japan (Law Concerning the Rational Use of Energy) and the revised Law to Promote Global Warming Countermeasures (Law concerning the Promotion which use energy currently covered, as well as the “enterprises” integrating any such sites and the currently unregulated “chain enterprises” integrating any franchise chain as a whole to report of Measures to Cope with Global Warming) will take effect in calendar year 2009 and will require business sites to report their energy consumption and their medium-term energy conservation plan, in an effort to encourage improvements in energy efficiency. The Government is also planning multi-faceted measures to promote emission reduction, including the granting of “domestic credit” to any large companies that help smaller companies conserve energy: the credit is expected to provide substantial incentive as it will be counted as emission reduction by the large companies. Furthermore, applications for a trial emissions trading scheme started in October 2008, as envisaged in the Fukuda Vision announced in June 2008 and the Action Programme for Building a Low Carbon Society adopted by the Cabinet in July 2008. The Government is now encouraging participation of as many companies as possible.
     Despite the current difficult economic conditions, Canon has been working to achieve its voluntary action plan target, which is in line with the voluntary action plan of the Industrial Associations and has been strengthening its group structure in Japan to comply with revised environmental laws. Canon plans to participate in the trial emissions trading scheme.

2.	Post-Kyoto Initiatives
     Canon aims to reduce environmental burdens in all stages of its product lifecycles, through various environmental activities. Canon will continue to create products that are considerate to people and the global environment. Above all, CO2 emissions demand a lot of attention and international discussions of the numerical targets for CO2 emission reductions for the Post-Kyoto Protocol period beginning in 2013 have been highly contentious.
     The European Union (“E.U.”) has already made a unilateral commitment to a 20% reduction of CO2 emissions by calendar year 2020. Japan has advocated a reduction of global CO2 emissions by half by calendar year 2050 in its “Cool Earth 50 initiative,” planning to set an interim target for 2020-2030 in mid-2009. It is possible that an aggressive numerical target will be set at the 15th Conference of the Parties to the United Nations Framework Convention on Climate Change in December 2009, within a global framework for emission reduction from calendar year 2013 and onwards. Canon needs to work diligently toward CO2 emission reductions through energy efficient product design as well as by implementing further energy conservation efforts in factories.

3.	Soil Pollution Prevention Law of Japan
     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment, went into effect in February 2003. The law requires an owner of land to have the soil investigated by a designated organization for the purpose of measuring the level of soil pollution when the land is to be transferred or to be used for a purpose other than current use. The results of such investigation are reported to the governor of the prefecture where the land is located. If the soil pollution is not within standards specified in the law, the governor will designate the land as “a designated area,” publicly announce such designation and make the investigation report available upon request. The substances designated in the law as pollutants consist of 25 chemical groups, including lead, arsenic, and trichloro ethylene. If the results of an investigation show that there is a likelihood that the soil of the investigated area may affect human health, the governor will issue an order to the landowner to take remedial actions. In response to this law, Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations determine that remedial measures will be necessary. These factors may adversely affect Canon’s results of operations and financial condition.
     See “Risk Factors—Risks Related to Environmental Issues—Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

4.	Law for Promotion of Effective Utilization of Resources of Japan
     The Law for Promotion of Effective Utilization of Resources of Japan, administered by the Japanese Ministry of Economy, Trade and Industry, enacted in April 2001, is currently being reevaluated and may be revised. This Law requires manufacturers of “specified reuse-promoted products,” including copiers, to promote the use of recyclable resources and recovered products (designing and manufacturing products that can be easily reused or recycled). The coverage and requirements of the law may be expanded to other products such as printers, and may adversely effect on Canon’s results of operations.

5.	Law on Promoting Green Purchasing of Japan
     The Law on Promoting Green Purchasing of Japan, administered by the Japanese Ministry of the Environment, took effect in April 2001. The law encourages both national and local governments to procure products produced with low burden on the environment. Businesses are required to provide information that is necessary to determine the environmental impact of products that they manufacture.
     In response to the law, Canon now promotes:
•	manufacture of products that consume less energy in order to mitigate global warming and to conserve energy,
•	use of recycled parts and recycled materials,
•	reduction of the variety of raw materials used in order to preserve resources, and
•	acceleration of the date by which the requirements of the law are implemented in order to promote the elimination of hazardous substances.
     The law also requires Canon to collect its used products and recycle them, implement technologies that make it possible to substitute hazardous substances used in products with non-hazardous substances and standardize the substances used in its products. These measures have and will continue to result in additional costs and may adversely affect Canon’s results of operations and financial conditions.
6.        European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”) and Directive on Waste Electrical and Electronic Equipment (“the WEEE Directive”)
     These directives were published in the European Union’s Official Journal on February 13, 2003. Member states were required to bring into force the laws necessary to comply with these directives by August 13, 2004. Beginning July 1, 2006, companies need to ensure that their electrical and electronic equipment sold in the E.U. does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon adapted its products so that they do not contain the prohibited hazardous substances.
     The WEEE Directive requires that after August 13, 2005, companies that sell electrical and electronic equipment bearing their trade names in the E.U. must arrange and pay for the collection, treatment, recycling, recovery and disposal of their equipment. In order to comply with recycling requirements, Canon has become a member company in a collective compliance scheme for the WEEE Directive in each member state, and has achieved required rate the recycling levels applicable for electrical and electronic equipment waste through these schemes.
     The E.U. is reviewing both the WEEE and the RoHS directives. After 2010, when tighter restrictions may be enforced, Canon’s costs may increase due to a need to develop and adopt substitute materials or processes. Such increased costs may have an adverse effect on its results of operations.

7.	The European Framework for the Management of Chemical Substances, or REACH Regulation
     On December 30, 2006, the REACH Regulation was published in the European Union Official Journal, and was implemented on June 1, 2007. This regulation covers almost all of the chemicals (products in gaseous, liquid, paste or powdery form) and the articles (products in solid state) manufactured in or imported into the E.U.
     All chemicals manufactured or imported that exceed specific content thresholds must be registered in the E.U. Registration requires disclosure of information about the usage and chemical characteristics. The registration of new chemicals commenced in June 2008. For chemical substances which were in use before “existing chemicals”, “pre-registration” was accepted from June 1 to December 1, 2008. Substances that were not pre-registered cannot be used until they are formally registered. Pre-registered substances are subject to compliance with formal registration procedures according to their quantity and hazardous properties. Canon uses some chemicals which are subject to pre-registration requirements, and has completed the necessary pre-registrations.
     If certain substances are contained in an article, the substances must be communicated to the recipient or consumer of the article. This requirement has been in place since October 2008. Furthermore, certain cases will require the notification of more specific information to the European Chemical Agency starting in 2011. These requirements under the REACH Regulation will increase Canon’s management costs and may have adverse effects on results of operations and financial condition.

8.	The European Framework for the Setting of Requirements for Energy-Using Products
     The E.U. published a directive that establishes a framework for the setting of environmental requirements for energy-using products, the “EuP Directive,” on July 22, 2005. Member states were required to bring into force the laws necessary to comply with the directive concerning eco-design by August 11, 2007. This framework directive applies to all products that use energy, and under this directive, implementing measures for specific product categories must be adopted by the E.U. member states. Until these implementing measures are clarified, it is difficult to predict the effects of the EuP Directive. However, Canon expects that the implementing measures for off-mode and standby mode, which would be one of the first implementing measures, will take effect in the first half of calendar year 2010. Canon is pushing forward with preparations to comply with the EuP Directive, but achieving compliance is likely to increase Canon’s costs.

9.	European Union Directive on Batteries and Accumulators and Waste Batteries and Accumulators
     On September 26, 2006, a new directive on batteries, and accumulators and waste batteries and accumulators was published in the European Union’s Official Journal and came into effect from September 26, 2008. Whereas the previous directive applied only to batteries containing certain levels of mercury, cadmium or lead, the new directive applies to all batteries and accumulators placed on the E.U. market. It requires labeling and establishes specific targets for collection, treatment and recycling of batteries and accumulators. In addition, it requires the new capacity labeling on batteries after September 2009. This directive may increase Canon’s financial costs such as labeling, recycling fees or guarantees of batteries packed with or incorporated in products placed on the E.U. market.

10.	U.S. States’ and Canada’s Legislations Concerning Recycling of Waste Electric and Electronic Products
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

11.	Administrative Measures on the Control of Pollution Caused by Electronic Information Products of China
     Modeled on the E.U. RoHS Directive described above, the Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products on February 28, 2006. These measures regulate six substances: lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyls and polybrominated diphenyl ethers in electronic information products. The measures establish required activities in two stages of implementation. Step 1 was implemented for the products manufactured on and after March 1, 2007. Almost all Canon products will be covered by this regulation.
     To comply with Step 1 requirements, a China-specific mark shall be put on any covered products if the regulated six substances are contained in it, and its use of the six substances must be shown on each product manual. In addition, each product’s environmental protection use period (“EPUP”) must be stated within its recycling mark and include the production date. Packaging material marking shall be shown on the boxes of the covered products.
     Step 2 requires the contents of the six substances in specific electronic information products (those specified by the Chinese Government in the “list for emphasized management”) are to be restricted by limitations similar to the E.U. RoHS Directive. A China-specific compulsory products certification system will be introduced for such products. Standards to implement these measures and “emphatic management list” are under discussion by the Chinese Government.
     If these requirements will be applied to Canon’s products, they will increase Canon’s costs and may have an adverse affect on its results of operations and financial condition.

12.	Other Environmental Regulations
     In addition to those described above, various environmental regulations may have been promulgated or enacted by E.U. member states, states of the United States, developing countries or others. Compliance with any additional regulations may increase Canon’s costs and may adversely affect Canon’s results of operations and financial condition.
     C. Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2008, Canon had 245 consolidated subsidiaries and 18 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2008.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	55.2%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 25 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2008 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)
Headquarters, Tokyo	2,558	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training & administration

Kawasaki Office, Kanagawa	807	Development of production engineering and R&D of semiconductor devices

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Office, Kanagawa	392	R&D and manufacturing of semiconductor devices

Optics R&D Center, Tochigi	472	R&D in optical technologies, development and sales of broadcasting equipment

Tamagawa Office, Kanagawa	155	Quality Engineering

Oita Office, Oita	192	Manufacturing of semiconductor devices

Yako Development Center, Kanagawa	903	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	856	Manufacturing of lenses for cameras and other applications

Toride Plant, Ibaraki	2,895	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,140	Manufacturing of LCD production equipment

Utsunomiya Optical Products Plant, Tochigi	1,418	R&D, manufacturing, sales and servicing of semiconductor production equipment

Canon Electronics Inc., Saitama and Gunma	1,201	Components, magnetic heads, document scanners, and LBPs

Canon Finetech Inc., Saitama, Ibaraki, and Fukui	988	Large format printers, business-use printers, copying machines peripherals and chemical products

Canon Precision Inc., Aomori	1,720	Toner cartridges, sensors and motors

Optron Inc., Ibaraki	149	Optical crystals (for steppers, cameras, telescopes) and vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)
Canon Chemicals Inc., Ibaraki	2,093	Toner cartridges and rubber functional components

Canon Components Inc., Saitama	575	Image sensor units, ink cartridges and medical equipment

Oita Canon Inc., Oita	1,346	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,092	LBPs, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,536	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	638	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	545	Semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki and Saitama	405	Recycling of toner cartridges and business machine repair

Nisca Corporation, Yamanashi	379	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Co., Ltd., Miyazaki	152	Digital cameras

Canon Mold Co., Ltd., Ibaraki	106	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	929	Production equipment for electron devices, Flat Panel Display and semiconductors

Canon Machinery Inc., Shiga	634	Production equipment for cartridges and semiconductors

Tokki Corporation, Tokyo and Niigata	189	Vacuum technology-related equipment

SED Inc., Kanagawa	1,082	Flat-screen SED (Surface-conduction Electron-emitter Display) panels

	Floor space
	(including
Name and location	Leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)
[Europe]

Canon Giessen GmbH, Giessen, Germany	362	Recycling of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Toner cartridges and recycling of toner cartridges

[Americas]

Canon Virginia, Inc., Virginia, U.S.	953	Toner cartridges, mold and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

[Asia]

Canon Inc., Taiwan, Taiwan	432	Lenses

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	582	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,299	LBPs and toner cartridges

Canon Zhuhai, Inc., Zhuhai, China	895	LBPs, MFPs, digital cameras and image sensor units

Tianjin Canon Inc., Tianjin, China	148	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya, Thailand	1,264	Inkjet printers, MFPs and scanners

Canon Ayutthaya Thailand Ltd., Ayutthaya, Thailand	182	Circuit boards for inkjet printers

Canon Engineering Thailand Ltd., Ayutthaya, Thailand	129	Metal molds and plastic injection mold parts

Canon Zhougshan Business Machines Co., Ltd., Zhougshan, China	496	LBPs

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,219	Inkjet printers, LBPs, MFPs, scanners and image sensor units

Canon (Suzhou) Inc., Suzhou, China	1,091	Copying machines

Canon Finetech (Suzhou) Business Machines Inc., Suzhou, China	398	Copying machines

Thai Nisca Co.Ltd., Ayutthaya, Thailand	190	Optical equipment and copying machine peripherals

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	478	Copying machines and LBP peripherals
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.
Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Kawasaki Office, Kanagawa	New R&D building

Oita Canon Materials Inc., Oita	New production base* (business machines operations)
*To be leased to Oita Canon Materials Inc. by the Company

Canon Inc., Toride Plant, Ibaraki	New production base (business machines operations)

Overseas
[Americas]

Canon Virginia Inc., Virginia, U.S.	New production base (business machines operations)
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
Economic environment
     Looking back at the global economy in 2008, while the effects of the subprime loan crisis led to a slowdown that was felt in major countries from the beginning of the year, stock markets plunged and the real economy in these countries rapidly deteriorated, especially toward the end of the year, as a result of increasing financial uncertainty triggered by the failures of major financial institutions in the United States. Furthermore, growth in Asia and other emerging economies slowed down sharply due to a decline in exports, and the sense of a severe recession of global proportions has gradually spread. As for foreign exchange markets, the unilateral yen buying that began in early autumn drove up the value of the yen against all other foreign currencies.
Market environment
     As for the markets in which Canon operates amid these conditions, within the digital camera segment, demand for digital SLR cameras continued to expand. While demand for compact digital cameras declined sharply toward the end of the year and prices continued to fall, the market staged healthy growth for the year. As for the office imaging products market, sales of color network digital MFDs showed robust growth amid the shift toward color models in each region, although demand for monochrome models remained low. As for computer peripherals, in addition to a drop in demand for monochrome laser beam printers, sales of color-model printers, which had enjoyed sustained healthy expansion, remained relatively unchanged from the previous year. With regard to inkjet printers, although demand continued to shift from single-function to multifunction models, demand overall for the segment declined. Within the optical equipment segment, while the market for aligners, used to produce LCD panels, realized a rapid recovery thanks to an increase in capital spending by LCD panel manufacturers, demand for steppers, utilized in the production of semiconductors, fell significantly. The average value of the yen during the year was ¥103.23 to the U.S. dollar, a year-on-year appreciation of about 14%, and ¥151.46 to the euro, a year-on-year appreciation of approximately 7%.
Summary of operations
     Amid these conditions, Canon’s consolidated net sales for the period was ¥4,094.2 billion, a year-on-year decline of 8.6%, due to the effects of the substantial rise in value of the yen along with falling prices of such consumer products as digital cameras and inkjet printers, and reduced sales volumes due to decreased demand for network MFDs, laser beam printers, and other office equipment. Income before income taxes and minority interests totaled ¥481.1 billion, a decline of 37.4% from the year-ago period, while net income decreased 36.7% to ¥309.1 billion.
Key performance indicators
     The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2008	2007	2006	2005	2004
Net sales (Millions of yen)	¥4,094,161	¥4,481,346	¥4,156,759	¥3,754,191	¥3,467,853
Gross profit to net sales ratio	47.3%	50.1%	49.6%	48.5%	49.4%
R&D expense to net sales ratio	9.1%	8.2%	7.4%	7.6%	7.9%
Operating profit to net sales ratio	12.1%	16.9%	17.0%	15.5%	15.7%
Inventory turnover within days	47 days	44 days	45 days	47 days	49 days
Debt to total assets ratio	0.4%	0.6%	0.7%	0.8%	1.1%
Stockholders’ equity to total assets ratio	67.0%	64.8%	66.0%	64.4%	61.6%

Note:	Inventory turnover within days; Inventory divided by net sales for the previous six months, multiplied by 182.5.
-Revenues-
     As Canon pursues to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a much less extent, provision of services associated with its products. Sales vary depending on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers the evaluation of net sales by product group to be important for the purpose of assessing Canon’s sales performance in various product groups taking into account recent market trends.
     Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms in product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. Furthermore, Canon has achieved cost reductions through enhancement of efficiency in its production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and will continue pursuing the curtailment of product development lead times and reductions in production costs.

     Operating profit ratio (ratio of operating profit to net sales) and research and development (“R&D”) expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon strives to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain a high level of spending in core technology to sustain Canon’s leading position in its current fields of business and to seek possibilities in other markets. Canon believes such investments will create the basis for future success in its business and operations.
-Cash Flow Management-
     Canon also places significant emphasis on cash flow management. The following are the KPIs with regard to cash flow management that Canon’s management believes to be important.
     Inventory turnover within days is a KPI because it measures the adequacy of supply chain management. Inventories have inherent risks of becoming obsolete, physically ruined or otherwise decreasing significantly in value, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is crucial to continue reducing inventories and decrease production lead times in order to promptly collect related product expenses by strengthening supply chain management.
     Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations. Management also seeks debt-free operations. For a manufacturing company like Canon, it generally takes considerable time to realize profit from a business as the process of R&D, manufacturing and sales has to be followed for success. Therefore, management believes that it is important to have sufficient financial strength so that the Company does not have to rely on external funds. Canon has continued to reduce its dependency on external funds for capital investments in favor of generating the necessary funds from its own operations.
     Stockholders’ equity to total assets ratio (ratio of total stockholders’ equity to total assets) is another KPI for Canon. Canon believes that stockholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising stockholders’ equity ratio indicates that Canon has maintained a good status or further improved the constitution to fund debt obligations and other unexpected expenses. In the long-term, Canon will be able to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its research and development activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of stockholders’ equity to total assets ratio.
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

Valuation of inventories
     Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories. Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the market value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.
Impairment of long-lived assets
     In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Determining the fair value of the asset involves the use of estimates and assumptions. These estimates and assumptions include future market conditions, net sales growth rate, gross margin and discount rate. Though Canon believes that the estimates and assumptions are reasonable, actual future results may differ from these estimates and assumptions.
Property, plant and equipment
     Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.
Income taxes
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
     In preparing its financial statements for fiscal 2008, Canon estimated a weighted-average discount rate of 2.5% for Japanese plans and 5.1% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.7% for Japanese plans and 6.5% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
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
     Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2009, a change of 50 basis points in the expected long-term rate of return on plan assets may cause a change of approximately ¥2,464 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects the value of plan assets in future fiscal years and, ultimately, future pension expense.
     In accordance with SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.
     Effective January 1, 2007, the Company and certain of its domestic subsidiaries amended their funded defined benefit pension plans. Under these funded defined benefit pension plans, the lifetime pension benefit is based upon amounts payable during an initial period after retirement (the “guarantee period”) and the subsequent period lasting for the remainder of the retiree’s lifetime (the “post-guarantee period”). The Company and certain of its domestic subsidiaries amended these plans to increase the duration of this guarantee period from 15 years to 20 years to reflect an increase in the average lifespan of their employees, resulting in reduced amounts payable during each of the guarantee and post-guarantee periods. As a result of these changes, the projected benefit obligation decreased by ¥101,620 million as of January 1, 2007. In conjunction with these plan changes, the Company and certain of its domestic subsidiaries also have implemented an unfunded retirement and severance plan and a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.

Consolidated results of operations
Fiscal 2008 compared with fiscal 2007
     Summarized results of operations for fiscal 2008 and fiscal 2007 are as follows:

	2008	Change	2007
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥4,094,161	- 8.6%	¥4,481,346
Operating profit	496,074	- 34.4	756,673
Income before income taxes and minority interests	481,147	- 37.4	768,388
Net income	309,148	- 36.7	488,332

Net income per share:
Basic	246.21	- 34.8	377.59
Diluted	246.20	- 34.8	377.53

Note:	See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2008 totaled ¥4,094,161 million. This represents an 8.6% decrease from the previous fiscal year, reflecting the effects of the significant appreciation of the yen coupled with declining prices of products such as digital cameras and inkjet printers, and reduced sales volumes stemming from decreased demand for network MFDs, laser beam printers, and other office equipment.
     Overseas operations are significant to Canon’s operating results and generated approximately 76% of total net sales in fiscal 2008. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
     The average value of the yen in fiscal 2008 was ¥103.23 to the U.S. dollar, and ¥151.46 to the euro, representing a significant appreciation of about 14% to the U.S. dollar, and approximately 7% appreciation against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively impacted net sales by approximately ¥299,500 million in 2008. This unfavorable impact was comprised of approximately ¥218,700 million for U.S. dollar denominated sales, ¥66,400 million for euro denominated sales and ¥14,400 million for other foreign currency denominated sales.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses along with rent expenses. The ratio of cost of sales to net sales for fiscal 2008, 2007 and 2006 was 52.7%, 49.9% and 50.4%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2008 decreased by 13.8% to ¥1,938,008 million from fiscal 2007. The gross profit ratio deteriorated by 2.8 points year on year to 47.3%. Despite the continued launch of new products and ongoing cost-reduction efforts, the deteriorated gross profit ratio was mainly the result of such factors as the sharp appreciation of the yen, falling product prices accompanied by the rise in prices of materials.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. While R&D expenditures increased slightly compared with the previous year, Group-wide cost reduction efforts contributed to a decline in total operating expenses of 3.2%.
Operating profit
     Operating profit in fiscal 2008 dropped 34.4% to a total of ¥496,074 million from fiscal 2007, recording 12.1% to net sales.
Other income (deductions)
     Other income (deductions) for fiscal 2008 decreased by ¥26,642 million due to such factors as a reduction in interest income stemming from a decrease in cash surplus and a lower yield on investments, a decline in earnings on investments in affiliates accounted for by the equity method, and write-downs of non-current marketable securities.
Income before income taxes and minority interests
     Income before income taxes and minority interests in fiscal 2008 was ¥481,147 million, a decline of 37.4% from fiscal 2007, and constituted 11.8% of net sales.
Income taxes
     Provision for income taxes in fiscal 2008 decreased by ¥103,470 million from fiscal 2007, primarily as a result of the decline in income before income taxes and minority interests. The effective tax rate during fiscal 2008 declined by 1.0% compared with fiscal 2007.
Net income
     As a result, net income in fiscal 2008 decreased by 36.7% to ¥309,148 million, which represents a 7.6% return on net sales.

Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include mainly office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include mainly laser beam printers, inkjet multifunction peripherals, single function inkjet printers and image scanners.
•	Business information products include mainly computer information systems, document scanners and personal information products.
•	The cameras product group includes mainly digital SLR cameras, compact digital cameras, interchangeable lenses and digital video camcorders.
•
The optical and other products product group includes mainly semiconductor production equipment, mirror projection mask aligners for LCD panels, broadcasting equipment, medical equipment, large format printers and related components.

Sales by product
     Canon’s sales by product group are summarized as follows:

	2008	Change	2007
	(Millions of yen, except percentage data)

Business machines:
Office imaging products	¥1,119,523	- 13.3%	¥1,290,788
Computer peripherals	1,454,768	- 5.4	1,537,511
Business information products	85,728	- 20.1	107,243

Total business machines	2,660,019	- 9.4	2,935,542

Cameras	1,041,947	- 9.6	1,152,663
Optical and other products	392,195	- 0.2	393,141

Total	¥4,094,161	- 8.6%	¥4,481,346

     Sales of business machines, constituting 65.0% of consolidated net sales, decreased by 9.4% to ¥2,660,019 million in fiscal 2008.
     In the business machines segment, as demand for network digital MFDs shifted toward color models for the office imaging products category, the appreciation of the yen along with restrained investment in office equipment due to concern over business performance led to flagging sales in major regions. Consequently, sales for the category declined by 13.3% to ¥1,119,523 million in fiscal 2008. Color office imaging products accounted for 37% in fiscal 2008 and 35% in fiscal 2007 of office imaging products sales while monochrome office imaging products accounted for 41% and 45% in fiscal 2008 and 2007, respectively. Sales of facsimiles and information system business accounted for the residual 22% and 20% of office imaging products sales in fiscal 2008 and 2007, respectively.
     Sales of computer peripherals decreased by 5.4% in fiscal 2008 to ¥1,454,768 million. Laser beam printers sales suffered the significant impact of the strong yen along with reduced demand, resulting in a decrease in sales volume for monochrome models and slight increase for color models. As for inkjet printers, while sales volume for single-function models continued to drop, efforts focusing on expanded sales of multifunction business-use models resulted in an overall increase in sales volume.
     Sales of business information products decreased by 20.1%, to ¥85,728 million in fiscal 2008 due to reduced personal computer sales in the Japanese domestic market. With regard to servers and personal computers, the decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving combinations of various products.
     Sales of cameras declined by 9.6% in fiscal 2008, totaling ¥1,041,947 million. The high-resolution, competitively priced EOS Digital Rebel XSi (EOS 450D) and advanced-amateur model EOS 40D enjoyed healthy sales, contributing to growth in sales volume for digital SLR cameras. Sales volume also increased for compact digital cameras despite stagnant market conditions as the company bolstered its product lineup with the introduction of 16 new models, including 6 new ELPH (IXUS)-series models and 10 PowerShot-series models. Consequently, unit sales of digital cameras increased by 4% year on year. Sales of cameras constituted 25.4% of consolidated net sales in fiscal 2008.
     Sales of optical and other products decreased by 0.2% in fiscal 2008, to ¥392,195 million. Within this segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand, sales of steppers, used in the production of semiconductors, remained stagnant due to deteriorating market conditions. Sales of optical and other products constituted 9.6% of consolidated net sales in fiscal 2008.
Sales by region
     A summary of net sales by region in fiscal 2008 and fiscal 2007 is provided below:

	2008	Change	2007
	(Millions of yen, except percentage data)
Japan	¥868,280	- 8.4%	¥947,587
Americas	1,154,571	- 13.6	1,336,168
Europe	1,341,400	- 10.5	1,499,286
Others	729,910	+ 4.5	698,305

Total	¥4,094,161	- 8.6%	¥4,481,346

Note:	This summary of net sales by region of destination is determined by the location of the customer.
     A geographical analysis indicates that net sales in fiscal 2008 decreased in each of the major regions.
     In Japan, sales of office imaging products within the business machines segment dropped by 3.5% in fiscal 2008 mainly due to weakened sales of monochrome models of network digital MFDs. Although sales of video camcorders recorded solid growth, overall sales of the cameras segment decreased by 8.7% led by reduced demand for compact digital cameras. Sales of optical and other products decreased by 22.8% mainly due to a reduced demand for steppers. As a result, net sales in the region decreased by 8.4% in fiscal 2008 from fiscal 2007.
     In the Americas, net sales decreased by 1.6% on a local currency basis in fiscal 2008, mainly due to reduced sales of such products as monochrome network MFDs and compact digital cameras. On a yen basis, net sales in the Americas declined by 13.6% in fiscal 2008 as the yen strengthened to the U.S. dollar rapidly and significantly.

     In Europe, net sales fell by 3.4% on a local currency basis in fiscal 2008, mainly due to reduced sales of such products as compact digital cameras and laser beam printers. On a yen basis, net sales in Europe dropped by 10.5% in fiscal 2008 resulting from the impact of the rapid appreciation of the yen to the euro.
     Sales in other areas increased by 4.5% on a yen basis in fiscal 2008, reflecting the robust rise in sales of digital cameras and aligners.
Operating profit by product
     Operating profit for business machines in fiscal 2008 decreased by ¥105,617 million to ¥544,644 million. This decrease resulted primarily from the reduction in sales.
     Operating profit for cameras in fiscal 2008 decreased by ¥119,639 million to ¥187,787 million as a result of the drop in sales value, coupled with the significant decline in the gross profit ratio stemming from falling prices and the effects of the strong yen.
     Operating profit for optical and other products in fiscal 2008 decreased by ¥66,570 million to a loss of ¥45,490 million as a result of a significant increase in cost of sales and outlays due to such factors as the disposal of inventories, which was carried out in response to rising concerns that weak market sentiment may continue, the appreciation of the yen, along with an impairment charge for fixed assets equipped with current technologies.
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
Net income
     As a result of the factors offering above, net income in fiscal 2007 increased by 7.2% to ¥488,332 million, which represents a 10.9% return on net sales.
Product information
     Canon divides its businesses into three product groups: business machines, cameras and optical and other products.
•	The business machines product group includes office imaging products, computer peripherals and business information products.
•	Office imaging products include mainly office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
•	Computer peripherals include mainly laser beam printers, inkjet multifunction peripherals, single function inkjet printers and image scanners.
•	Business information products include mainly computer information systems, document scanners and personal information products.
•	The cameras product group includes mainly digital SLR cameras, compact digital cameras, interchangeable lenses and digital video camcorders.
•
The optical and other products product group includes mainly semiconductor production equipment, mirror projection mask aligners for LCD panels, broadcasting equipment, medical equipment, large format printers and related components.

Sales by product
     Canon’s sales by product group are summarized as follows:

	2007	Change	2006
	(Millions of yen, except percentage data)
Business machines:
Office imaging products	¥1,290,788	+ 8.8%	¥1,185,925
Computer peripherals	1,537,511	+ 9.9	1,398,408
Business information products	107,243	+ 0.5	106,754

Total business machines	2,935,542	+ 9.1	2,691,087

Cameras	1,152,663	+ 10.6	1,041,865
Optical and other products	393,141	- 7.2	423,807

Total	¥4,481,346	+ 7.8%	¥4,156,759

     Sales of business machines, constituting 65.5% of consolidated net sales, increased 9.1%, to ¥2,935,542 million in fiscal 2007.
     Sales of office imaging products increased 8.8% in fiscal 2007, to ¥1,290,788 million. In the business machine segment, as demand for network digital MFDs shifted toward color models in both the domestic Japanese and overseas markets, the competitively priced iR C2880 series and the high-end iR C5185 series continued to enjoy strong sales. Among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Additionally, the company marked its entry into the commercial print market with the launch of the new imagePRESS C7000VP. Color office imaging products accounted for 35% and 31% and monochrome office imaging products accounted for 45% and 49% of office imaging products sales in fiscal 2007 and 2006, respectively. Sales of facsimiles and information system business accounted for 20% of sales of office imaging products in both fiscal 2007 and 2006.
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
     Sales of cameras continued to achieve growth of 10.6% in fiscal 2007, totaling ¥1,152,663 million. The growth was fueled by demand for digital SLR cameras, with particularly strong sales for the compact, lightweight-body EOS DIGITAL REBEL XTi and the advanced-amateur-model EOS 30D/40D which, in turn, led to expanded sales of interchangeable lenses for SLR cameras. As for compact digital cameras, the company strengthened its lineup with the launch of 16 new models—5 stylish ELPH-series models and 11 PowerShot-series models—catering to a diverse range of shooting styles. As a result, unit sales of digital cameras for 2007 increased by approximately 17% from the year-ago period. In the field of digital video camcorders, the launch of consumer-market HDV models equipped with Canon HD CMOS sensors contributed to expanded sales, filling out the company’s digital camcorder lineup along with MiniDV, DVD and hard disk models. Sales of cameras constituted 25.7% of consolidated net sales in fiscal 2007.
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
     In Japan, sales of office imaging products increased by 6.8% in fiscal 2007 due to the growth of color network digital MFDs and cameras also achieved sales growth of 7.4% due to strong demand for digital SLR. Sales of optical and other products decreased by 6.8% due to a reduced demand for steppers. As a result, net sales in this region increased by 1.6% in fiscal 2007 from fiscal 2006.
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

Segment information by product and geographic area
     Segment information by product and by geographic area for the years ended December 31, 2008, 2007 and 2006 are shown below.
The following table provides segment information by product:

	As of/for the year ended December 31, 2008
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,660,019	¥1,041,947	¥392,195	¥—	¥4,094,161
Intersegment	—	—	235,690	(235,690)	—

Total	2,660,019	1,041,947	627,885	(235,690)	4,094,161

Operating cost and expenses	2,115,375	854,160	673,375	(44,823)	3,598,087

Operating profit	¥544,644	¥187,787	¥(45,490)	¥(190,867)	¥496,074

Assets	¥1,487,885	¥499,287	¥495,095	¥1,487,667	¥3,969,934
Depreciation and amortization	163,920	39,412	88,017	49,988	341,337
Increase in property, plant and equipment	172,197	43,086	68,542	78,163	361,988

	As of/for the year ended December 31, 2007
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,935,542	¥1,152,663	¥393,141	¥—	¥4,481,346
Intersegment	—	—	238,659	(238,659)	—

Total	2,935,542	1,152,663	631,800	(238,659)	4,481,346

Operating cost and expenses	2,285,281	845,237	610,720	(16,565)	3,724,673

Operating profit	¥650,261	¥307,426	¥21,080	¥(222,094)	¥756,673

Assets	¥1,762,167	¥561,504	¥544,734	¥1,644,220	¥4,512,625
Depreciation and amortization	159,309	37,180	69,843	75,362	341,694
Increase in property, plant and equipment	166,143	32,870	78,449	151,087	428,549

	As of/for the year ended December 31, 2006
			Optical
	Business		and other	Corporate and
	machines	Cameras	products	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥2,691,087	¥1,041,865	¥423,807	¥—	¥4,156,759
Intersegment	—	—	190,687	(190,687)	—

Total	2,691,087	1,041,865	614,494	(190,687)	4,156,759

Operating cost and expenses	2,091,858	773,127	573,019	11,722	3,449,726

Operating profit	¥599,229	¥268,738	¥41,475	¥(202,409)	¥707,033

Assets	¥1,617,198	¥542,866	¥501,008	¥1,860,843	¥4,521,915
Depreciation and amortization	127,873	28,756	37,018	68,647	262,294
Increase in property, plant and equipment	154,259	31,517	36,272	157,609	379,657

Notes:
(1)	General corporate expenses of ¥190,698 million, ¥221,979 million and ¥202,328 million in the years ended December 31, 2008, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”
(2)
Corporate assets of ¥1,487,667 million, ¥1,644,220 million and ¥1,860,933 million as of December 31, 2008, 2007 and 2006, respectively, which mainly consist of cash and cash equivalents, short-term investments, investments and corporate properties, are included in “Corporate and Eliminations.”

(3)
The segments are defined under Japanese GAAP. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar.

(4)
As noted in Note 1-(k) of the Notes to Consolidated Financial Statements, effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment. The change in depreciation methods caused an increase in depreciation expense by ¥29,148 million in the Business machines segment, ¥6,451 million in the Cameras segment, ¥15,540 million in the Optical and other products segment and ¥12,634 million in Corporate and Eliminations.

The following table provides segment information by geographic area:

	As of/for the year ended December 31, 2008
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥998,676	¥1,141,560	¥1,337,147	¥¥616,778	¥—	¥4,094,161
Intersegment	2,318,521	3,758	4,329	670,678	(2,997,286)	—

Total	3,317,197	1,145,318	1,341,476	1,287,456	(2,997,286)	4,094,161
Operating cost and expenses	2,757,356	1,136,288	1,314,942	1,247,156	(2,857,655)	3,598,087

Operating profit	¥559,841	¥9,030	¥26,534	¥¥40,300	¥(139,631)	¥496,074

Assets	¥1,908,675	¥458,189	¥477,571	¥¥317,684	¥807,815	¥3,969,934

	As of/for the year ended December 31, 2007
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥1,048,310	¥1,329,479	¥1,499,821	¥603,736	¥—	¥4,481,346
Intersegment	2,494,251	4,608	3,496	824,844	(3,327,199)	—

Total	3,542,561	1,334,087	1,503,317	1,428,580	(3,327,199)	4,481,346
Operating cost and expenses	2,722,672	1,281,805	1,441,972	1,378,306	(3,100,082)	3,724,673

Operating profit	¥819,889	¥52,282	¥61,345	¥50,274	¥(227,117)	¥756,673

Assets	¥2,715,294	¥506,295	¥732,579	¥367,234	¥191,223	¥4,512,625

	As of/for the year ended December 31, 2006
					Corporate and
	Japan	Americas	Europe	Others	Eliminations	Consolidated
	(Millions of yen)
Net sales:
Unaffiliated customers	¥1,037,657	¥1,277,867	¥1,313,919	¥527,316	¥—	¥4,156,759
Intersegment	2,311,482	4,764	3,586	792,018	(3,111,850)	—

Total	3,349,139	1,282,631	1,317,505	1,319,334	(3,111,850)	4,156,759
Operating cost and expenses	2,558,685	1,236,138	1,272,463	1,275,817	(2,893,377)	3,449,726

Operating profit	¥790,454	¥46,493	¥45,042	¥43,517	¥(218,473)	¥707,033

Assets	¥2,644,116	¥432,001	¥682,381	¥339,314	¥424,103	¥4,521,915

Notes:
(1)	General corporate expenses of ¥190,698 million, ¥221,979 million and ¥202,328 million in the years ended December 31, 2008, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”
(2)
Corporate assets of ¥1,487,667 million, ¥1,644,220 million and ¥1,860,933 million as of December 31, 2008, 2007 and 2006, respectively, which mainly consist of cash and cash equivalents, short-term investments, investments and corporate properties, are included in “Corporate and Eliminations.”

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
     The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in consolidation adjustments between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2008, 2007 and 2006 were 2.3%, 4.0% and 3.7%, respectively. This compares with returns of 7.6%, 10.9% and 11.0% on consolidated operations for the respective years.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2008 decreased by ¥265,267 million to ¥679,196 million, compared with ¥944,463 million in fiscal 2007 and ¥1,155,626 million in fiscal 2006. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies.
     Net cash provided by operating activities in fiscal 2008 decreased by ¥222,585 million from the previous year to ¥616,684 million, reflecting the decrease in sales and decreased cash proceeds from sales, combined with a decrease in net income. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.
     For fiscal 2008, cash inflow from cash received from customers decreased, due to the decrease in net sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also decreased, as a result of a decrease in net sales and cost reductions. Cost reductions reflect a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payments for selling, general and administrative expenses increased despite cost-cutting efforts. Cash outflow for payments of income taxes decreased, due to the decrease in taxable income.
     Net cash used in investing activities in fiscal 2008 was ¥472,480 million, compared with ¥432,485 million in fiscal 2007 and ¥460,805 million in fiscal 2006, consisting primarily of purchases of fixed assets. The purchases of fixed assets which totaled ¥428,168 million in fiscal 2008 were mainly concentrated to items relevant to reinforcing production and achieving cost reduction, along with the acquisition of shares of Hitachi Displays, Ltd. toward the launch of Canon’s display business.
     Canon defines “free cash flow” by deducting the cash flows from investing activities from the cash flows of operating activities. For fiscal 2008, free cash flow totaled ¥144,204 million as compared to ¥406,784 million for fiscal 2007. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations, therefore, our capital resources are primarily sourced from internally generated funds. Accordingly, Canon has included the information with regard to free cash flow as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.
     Net cash used in financing activities totaled ¥277,565 million in fiscal 2008, mainly resulting from the ¥100,000 million purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy in addition to the dividend payout of ¥145,000 million. The Company paid dividends in fiscal 2008 of ¥110.00 per share, the same dividend amount as the prior year on a local currency basis.
     Canon seeks to meet its capital requirements principally with cash flow from operations although Canon expects net cash provided by operating activities in fiscal 2009 is likely to decline. In response to this expectation, Canon is currently endeavoring to optimize the level of capital investments, by further raising the efficiency of its investments and focusing investments on selected material items. Consistent with this objective, Canon continued to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level.
     To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including the issuance of additional share capital, long-term debt or short-term loans. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon’s liquidity or long-term funding in the future.
     Short-term loans (including current portion of long-term debt) amounted to ¥5,540 million at December 31, 2008 compared to ¥18,317 million at December 31, 2007. Long-term debt (excluding current portion) amounted to ¥8,423 million at December 31, 2008 compared to ¥8,680 million at December 31, 2007.
     Canon’s long-term debt (excluding current portion) generally consists of lease obligations.
     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies: Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
     As of February 27, 2009, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.
     Increase in property, plant and equipment on an accrual basis in fiscal 2008 amounted to ¥361,988 million compared with ¥428,549 million in fiscal 2007 and ¥379,657 million in fiscal 2006. In fiscal 2008, increase in property, plant and equipment was mainly used to reinforce production and achieve cost reductions. For fiscal 2009, Canon projects its increase in property, plant and equipment will be approximately ¥315,000 million.
     Employer contributions to Canon’s worldwide defined benefit pension plans were ¥23,033 million in fiscal 2008, ¥21,720 million in fiscal 2007, ¥44,981 million in fiscal 2006. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥10,840 million in fiscal 2008, ¥10,262 million in fiscal 2007, and ¥6,233 million in fiscal 2006.

     Working capital in fiscal 2008 decreased by ¥231,234 million, to ¥1,120,848 million, compared with ¥1,352,082 million in fiscal 2007 and ¥1,619,042 million in fiscal 2006. This decrease was primarily a result of a decrease in cash and cash equivalents. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2008 was 2.19 compared to 2.08 for fiscal 2007 and 2.39 for fiscal 2006.
     Return on assets (net income divided by the average of total assets) was 7.3% in fiscal 2008, compared to 10.8% in fiscal 2007 and 10.6% in fiscal 2006.
     Return on stockholders’ equity (net income divided by the average of total stockholders’ equity) was 11.1% in fiscal 2008 compared with 16.5% in fiscal 2007 and 16.3% in fiscal 2006.
     Debt to total assets ratio was 0.4%, 0.6% and 0.7% as of December 31, 2008, 2007 and 2006, respectively. Canon had short-term loans and long-term debt of ¥13,963 million as of December 31, 2008, ¥26,997 million as of December 31, 2007 and ¥31,151 million as of December 31, 2006.
     C. Research and development, patents and licenses
     Canon is in the third year of the Excellent Global Corporation Plan, its 5-year (2006-2010) management plan. The slogan of the third phase (“Phase III”) is “Innovation & Sound Growth” and there are four core strategies:
•	Realize an overwhelming No.1 position worldwide in all current core businesses;

•	Expand operations through diversification;

•	Identify new business domains and accumulate necessary technological capabilities; and

•	Establish new production system to sustain global competitiveness;
Canon is striving to implement the three R&D related strategies as follows:
•
Realize an overwhelming No.1 position worldwide in all current core businesses: Pursue development of new products which enable “cross-media imaging” by sophisticated functional synergy among the variety of Canon’s image handling products, benefiting from the proliferation of broad band communication environment.

•	Expand operations through diversification: Focus on developing various types of display, including Surface-conduction Electron-emitter Display (“SED”) and OLED.

•
Identify new business domains and accumulate necessary technological capabilities: Accumulate technological capability in each of the medical imaging sector, intelligent robot industry and safety technology domain.

     Canon is developing and strengthening relationships with universities and other research institutes, such as Kyoto University, Tokyo Institute of Technology, Stanford University, the New Energy and Industrial Technology Development Organization and the National Institute of Advanced Industrial Science and Technology, to assist with fundamental research and to develop cutting-edge technologies.
     Canon has fully introduced 3D-CAD systems across the Canon group, boosting R&D efficiency to curtail product development times and costs. Moreover, Canon enhanced and evolved its simulation, measurement, and analysis technologies by establishing leading-edge facilities, including one of Japan’s highest-performance cluster computers. As such, Canon has succeeded in further reducing the need for prototypes, dramatically lowering costs and shortening product development lead times.
     Canon has R&D centers worldwide. Each R&D center is collaborating with other centers to achieve synergies, and is cultivating closer ties in fields ranging from basic research to product development.
     Canon’s consolidated R&D expenditures were ¥374,025 million in fiscal 2008, ¥368,261 million in fiscal 2007 and ¥308,307 million in fiscal 2006. The ratios of R&D expenditures to the consolidated total net sales for fiscal 2008, 2007 and 2006 were 9.1%, 8.2% and 7.4%, respectively.
     Canon believes that new products protected by patents will not easily allow competitors to compete with it, and will give it an advantage in establishing standards in the market and industry. According to the United States patent annual list, which IFI CLAIMS® Patent Services released, Canon obtained the third greatest number of private sector patents in 2008. This achievement marks Canon’s seventeenth consecutive year as one of the top three patent-receiving private-sector organizations.

D. Trend information
     Regarding the global economy, given the combined effects of economic downturns in the leading industrialized countries and deceleration in emerging countries, it is expected that growth rates will decrease greatly and a strong sense of stagnation will continue. The business conditions for Canon are also expected to continue to be severe due to factors such as the trend of a strong yen in the foreign exchange markets. Much of the deterioration in market conditions for Canon’s three product groups occurred in the fourth quarter of fiscal 2008 so that the full-year 2009 net sales volumes for Canon’s product groups are likely to decline further from fiscal 2008 levels and continue to adversely affect Canon’s operating results. Canon expects net sales volumes to remain at suppressed levels in fiscal 2010 and to continue to adversely affect fiscal 2010 operating results.
     Under these conditions, Canon, in the fourth year of Phase III (2006 to 2010) of its “Excellent Global Corporation Plan”, will make the most of management reforms achieved to date and take all measures for future growth in order to achieve further improvements in management quality. In other words, Canon will respond swiftly to the present difficult business conditions and structure itself as a lean organization by using this year to prepare to take advantage of improved conditions in the future.
     Toward that goal, Canon’s key objectives will be, first of all, to achieve timely introductions of new products satisfactory to customers in every aspect of functionality, design, ease of use, reliability and cost performance, and to secure No. 1 market positions in each of its businesses.
     Next, amid a strong yen, massive fluctuations in raw material prices, falling product prices and conditions changing in other respects, Canon will work to lower its costs by, for example, pursuing production and procurement reform activities to an even greater degree and practicing prototype-less development. Furthermore, in the face of stagnant market conditions, Canon will improve the quality of products thoroughly by renewing its appreciation of product quality as the lifeblood of a manufacturer and taking to heart the supremacy of quality.
     Additionally, through collaboration with Hitachi Displays, of which Canon acquired shares during the current term, Canon will concentrate on strengthening the display operation as a new core business. Canon also aims to add significant strength in new businesses by actively launching new products in the field of medical equipment and by pursuing other initiatives as well.
     With eyes focused on taking Canon to new heights, promoting its perpetual development and turning it into a truly excellent global company that continues to prosper, Canon will work to strengthen its unique core technology research system and develop management personnel, while also devoting even greater efforts to social contribution activities.
Business machines segment
Office imaging products
     In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing and multifunction models. Also, in addition to the stable market for mid-segment office products, Canon expects that the market for higher-end models and low-end multifunction models will expand in the long term. The market for color network digital MFDs continued to grow, but sales of monochrome network digital MFDs decreased in 2008 due to the global economic downturn and the shifting market trend from monochrome to color models. In recent years, there has been a new printer-based MFP market emerging that has been created by printer vendors as they seek to enter the copier and MFD market.
     To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. In 2008, Canon strengthened the product lineups of its color digital devices as well as its monochrome machines and maintained its market share by executing business strategies in line with current market trends.
Computer peripheral products
     In the inkjet printer market, Canon expects a slowdown in market growth led by the global economic slowdown, and the shift from single-function printers (“SFPs”) to MFPs. To manage these trends, Canon has focused on selling mid-range to high-end models which enables large volume of printing, including the business-use multifunction models equipped with a facsimile function, and simultaneously has strengthened its lineup to entry models with the utmost effort to expand overall sales.
     Canon’s laser beam printer business had been maintaining a strong position in the market, which had consecutively displayed solid growth. However, the deterioration of the current global economy has led to a dramatic decline in the market as a whole, raising uncertainty in the market. Within the monochrome laser beam printer market, the reduced demand in emerging economies, which had been driving market expansion, was significant especially in Russia, in addition to the drop in developed countries. This situation has led to the shrinkage of the overall market. As for color laser beam printers, market growth reversed from expansion to a slight contraction. Amid this severe market conditions, Canon is accelerating the development of competitive, strategic products in all segments to introduce those products on a timely basis and prepare for the recovery of the global economy. Canon is also focused to shift from selling single-function models to multifunction models, as Canon expects continued growth in demand for multifunction models. The promotion of automated production of cartridges, along with in-house production of parts to ensure stable procurement, is concurrently in progress.
Business information products
     As for document scanners, the adoption of internal information management systems by corporations, and other factors are driving a worldwide movement to digitize documents and Canon expects the market for low-priced, compact scanners to continue to expand. With regard to servers and personal computers, demand from corporate clients in the Japanese market held steady in fiscal 2008, but a decline in sales was caused by Canon’s change in marketing strategy from selling single products to a solutions business involving combinations of various products.
Cameras segment
     The digital camera market expanded in 2008, despite the slower growth starting in September 2008 due principally to the financial crisis. Developed markets such as the United States exhibited negative growth due to the financial crisis. However, markets in emerging countries such as China and Eastern Europe have continued to expand. The emergence of digital imaging systems such as PC-free direct printing systems has contributed to this growth by expanding digital imaging functionality through network connectivity. The improvement of the user-friendly image processing interfaces and software have also boosted growth.
     Currently, the overall market for digital cameras is stagnant due to the current economic crisis. However, digital cameras are popular among individuals and further expansion is expected once the economy recovers. Nevertheless, as with most other digital consumer electronics, the digital camera market is now confronted with a fierce price war and intensified technological competition in terms of picture quality and functionality. Profit margins have been shrinking overall in the industry, and Canon’s profit ratio has fallen due to the sharp economic downturn and fluctuations in the foreign exchange rates. Canon expects the market for compact digital cameras to expand in the medium term, thanks to growth in emerging market countries. However, industry profit margins are eroding due to falling prices and increased competition. Therefore, Canon seeks to continue cutting production costs while expanding sales volumes.

     Canon believes that it played a major role in the continued expansion of the digital SLR market in fiscal 2008. Although the difficult global economic situation has resulted in slowed growth, this market is expected to continue to grow in the near term. The trend towards high ISO speeds has moved at a dramatic pace in this digital age. It has become possible with a digital SLR camera to easily take beautiful shots in dark places where shooting with film cameras is impossible. Also, movie functions were added to SLR cameras this year, marking the beginning of a new age for these products. These functions have expanded the possibilities for shooting, and by supporting new user needs, Canon believes it can develop the market even further.
     Canon expects the interchangeable lens market for SLRs to grow as a result of the market penetration in the digital SLR camera market. Canon aims to expand its sales and market share by introducing the most suitable products for the digital SLR camera users, including products with Canon’s Image Stabilizer capability.
     Diversification in the global video camcorder market has occurred with various new media appearing, such as DVDs, hard disks and flash memories. However, starting in 2008, it became apparent that the trend is heading for flash memories to become mainstream in the global video camcorder market and towards High Definition (“HD”) images. Canon believes that these two trends will lead to higher picture quality from smaller video camcorders with longer battery life, and will likely support growth in the overall digital video market. Canon is working to expand sales of its powerful lineup of products that meet a wide range of user needs and that use high-quality HD imaging and dual flash memory technologies.
     The business application projector market experienced the effects of the current global economic downturn beginning in the fourth quarter of 2008. Canon has reduced its unit and monetary projections for 2009.
     The economic slowdown has affected high value-added products first, and the effects have started to be observed in Canon’s high-resolution, high-brightness (high-luminosity), and high value-added products. Notwithstanding this trend, Canon continues to receive inquiries from system integrators and other imaging professionals, and is seeking to expand high value-added sales despite this current global economic downturn.
Optical and other products segment
     In the semiconductor-production equipment industry, equipment manufacturers must provide high quality products corresponding to rapid technological progress. Canon will continue to focus on developing new products which adopt leading-edge technologies, such as immersion exposure technology and ultra precision processing and measurement technology.
     In the LCD production mask aligner market, Canon will seek to strengthen its technical capabilities to meet the recent trend toward larger glass-substrates due to the increasing demand for larger LCD televisions.
     In addition, Canon will continue to make distinctive products enabling high resolution and high productivity.
     In the TV lens market, demand for HDTV, which has grown in the United States and Japan, is now growing in Europe. In particular, there has been increased demand for lenses used for broadcasting sporting events and for producing dramas and documentaries in HDTV. Although Canon has observed a slowdown in demand for these TV lenses starting at the end of fiscal 2008 due to the current global economic downturn, in the medium term, Canon still expects that digitization will drive worldwide replacement demand. At the same time, there have been signs of expanded HDTV applications by the media, starting with relatively inexpensive HDTV production, as the TV lens market structure shows signs of change. Canon already has significant market share worldwide for this class of lens and intends to continue to strengthen its market position in this market.
     The economic downturn has caused a decline in the large format printer market, accordingly, Canon’s sales fell below last year’s sales performance. Canon will continue to lower costs of production and improve inventory turnover by expanding its market share and achieving economics of scale that improve its profitability.
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
     Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥22,308 million at December 31, 2008. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees were insignificant.

     F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2008.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥13,648	¥5,313	¥7,388	¥924	¥23
Other Long-Term Debt	95	7	27	33	28
Operating Lease Obligations	52,049	15,221	18,946	9,107	8,775
Purchase commitments for :
Property, Plant and Equipment	74,909	74,909	—	—	—
Parts and Raw Materials	60,281	60,281	—	—	—

Total	¥200,982	¥155,731	¥26,361	¥10,064	¥8,826

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 13, Income Taxes in the Notes to Consolidated Financial Statements for further details.
     Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue is recognized and is included in selling, general and administrative expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2008, accrued product warranty costs amounted to ¥17,372 million.
     At December 31, 2008, commitments outstanding for the purchase of property, plant and equipment were approximately ¥74,909 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥60,281 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     During fiscal 2009, Canon expects to contribute ¥14,439 million to its Japanese defined benefit pension plans and ¥3,485 million to its foreign defined benefit pension plans.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
     Directors and corporate auditors of the Company as of March 27, 2009 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Tsuneji Uchida	President & COO	4/1965	Entered the Company
(Oct. 30, 1941)		4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ
Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President
		5/2006	President & COO *

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Policy and	1/1992	Deputy Group Executive of Finance & Accounting HQ
	Economy Research HQ)	3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ*
		3/2007	Executive Vice President*

Toshiaki Ikoma	Executive Vice President & CTO	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
(Mar. 5, 1941)	(Group Executive of	2/1997	President of Texas Instruments Japan Limited
	Corporate R&D HQ)	2/2002	Chairman of the Board of Texas Instruments Japan Limited
		11/2002	Adviser of Texas Instruments Japan Limited
		4/2003	Corporate Auditor of Industrial Revitalization Corporation of Japan (IRCJ)
		6/2003	Auditor (Outside) of Hitachi Metals, Ltd.*
		7/2003	Senior Fellow of Japan Science and Technology Agency (JST)
		4/2004	Auditor (Outside) of Center for National University Finance and Management*
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company
Adviser of the Company
		7/2007	Adviser of Research and Development
		1/2008	Chief Technology Adviser
		4/2008	Group Executive of Frontier Research HQ and Core Technology Development HQ
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Executive Vice President*

Nobuyoshi Tanaka	Senior Managing Director	4/1970	Entered the Company
(Dec. 23, 1945)	(Group Executive of Corporate	1/1991	Senior General Manager of Semiconductor Production
	Intellectual Property & Legal HQ)		Equipment Development Center
		3/1993	Director
		4/1993	Chief Executive of Optical Products HQ
		4/1999	Group Executive of Corporate Intellectual Property & Legal HQ*
		3/2001	Managing Director
		3/2006	Senior Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Junji Ichikawa	Senior Managing Director	4/1965	Entered Shiba Electronics Co., Ltd.
(Feb. 9, 1943)	(Chief Executive of Optical Products HQ)	1/1970	Entered the Company
		4/1994	Group Executive of Peripheral Group 1
		3/1997	Director
		4/1997	Deputy Chief Executive of Peripheral Products HQ
		4/2000	Chief Executive of Peripheral Products HQ
		3/2001	Managing Director
		4/2003	Group Executive of Production Management HQ
		4/2004	Chief Executive of Optical Products HQ*
		3/2006	Senior Managing Director*

Akiyoshi Moroe	Senior Managing Director	4/1968	Entered the Company
(Sept. 28, 1944)	(Group Executive of External Relations HQ, Group Executive of General Affairs HQ,	7/1996	Deputy Group Executive of Human Resource Management & Organization HQ
	Group Executive of Human Resource	3/1999	Director
	Management & Organization HQ)	4/1999	Group Executive of General Affairs HQ
		10/2000	Group Executive of Information & Communications Systems HQ
		3/2003	Managing Director
		5/2006	Group Executive of External Relations HQ*
		4/2007	Group Executive of Human Resource Management & Organization HQ
		3/2008	Senior Managing Director *
Group Executive of General Affairs HQ*
		1/2009	Group Executive of Human Resource Management & Organization HQ*

Kunio Watanabe	Senior Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Planning	4/1995	Group Executive of Corporate Planning Development HQ*
	Development HQ, Deputy Group Executive of	3/1999	Director
	Policy and Economy Research HQ)	3/2003	Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ*
		3/2008	Senior Managing Director*

Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi	Senior Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009	Senior Managing Director *

Tomonori Iwashita	Managing Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Group Executive of Environment HQ,	4/1999	Senior General Manager of Camera Development Center
	Group Executive of Quality Management HQ)	1/2001	Group Executive of Photo Products Group
		3/2003	Director
		4/2003	Deputy Chief Executive of Image Communication Products HQ
		4/2006	Chief Executive of Image Communication Products HQ
		3/2007	Managing Director*
Group Executive of Global Environment Promotion HQ
		4/2007	Group Executive of Quality Management HQ *
		1/2008	Group Executive of Environment HQ*

Masahiro Osawa	Managing Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Finance & Accounting HQ)	7/1997	Vice President of Canon U.S.A., Inc.
		2/2003	Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director
		4/2004	Group Executive of Global Procurement HQ
		3/2007	Managing Director*
		4/2007	Group Executive of Finance & Accounting HQ*

Shigeyuki Matsumoto	Managing Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device	1/2002	Group Executive of Device Technology Development HQ*
	Technology Development HQ)	3/2004	Director
		3/2007	Managing Director*

Katsuichi Shimizu	Managing Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director
		4/2003	Chief Executive of Inkjet Products HQ*
		3/2008	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Ryoichi Bamba	Managing Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.
		3/2003	Director
		2/2008	President of Canon Europa N.V.*
President of Canon Europe Ltd.*
		3/2008	Managing Director*

Toshio Honma	Managing Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Chief Executive of L Printer Products HQ)	4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ*
		3/2008	Managing Director*

Masaki Nakaoka	Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging	1/1997	Senior General Manager of Office Imaging Products Development Center 1
	Products HQ)	4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director*

Haruhisa Honda	Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of Production	4/1995	Senior General Manager of Cartridge Development Center
	Engineering HQ)	3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ*
		3/2008	Managing Director*

Toshiyuki Komatsu	Director	4/1972	Entered the Company
(Jan. 19, 1950)	(Deputy Group Executive of	1/1998	Senior General Manager of Canon Research Center
	Corporate Planning Development HQ)	1/2000	Deputy Group Executive of Core Technology Development HQ
		3/2004	Director*
		4/2004	Group Executive of Leading-Edge Technology Development HQ
		7/2005	Group Executive of Core Technology Development HQ
		1/2008	Group Executive of Technology Frontier Research HQ
		4/2008	Deputy Group Executive of Corporate Planning Development HQ*

Tetsuro Tahara	Director	4/1971	Entered the Company
(Jan. 31, 1949)	(Group Executive of Global Manufacturing & Logistics HQ)	4/1999	Senior General Manager of Office Imaging Products Production Management Center
		4/2002	Deputy Chief Executive of Office Imaging Products HQ
		4/2003	President of Canon (Suzhou) Inc.
		3/2006	Director*
		4/2006	Group Executive of Global Manufacturing & Logistics HQ*

Seijiro Sekine	Director	4/1972	Entered the Company
(Oct. 20, 1948)	(Group Executive of Information &	1/2001	Deputy Group Executive of Information & Communication Systems HQ
	Communication Systems HQ)	10/2004	Group Executive of Logistics HQ
		3/2006	Director*
		4/2006	Group Executive of Information & Communication Systems HQ*
Deputy Group Executive of Global Manufacturing & Logistics HQ

Shunji Onda	Director	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
(Mar. 13, 1950)	(Group Executive of Global Procurement HQ)	7/1980	Entered the Company
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director*
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ*

Kazunori Fukuma	Director	4/1972	Entered Toshiba Corporation
(Feb. 24, 1950)		6/2005	Executive Officer & Corporate Vice President of Toshiba Corporation
		1/2006	President of SED Inc.*
		1/2007	Entered the Company
		3/2007	Director*

Hideki Ozawa	Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
(Apr. 28, 1950)		7/1980	Entered the Company
		4/2004	President of Canon Singapore Pte. Ltd.
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director*

Masaya Maeda	Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image	1/2002	Senior General Manager of Digital Consumer Products Development Center
	Communication Products HQ)	7/2003	Deputy Group Executive of Digital Imaging Business Group
		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director*
		4/2007	Chief Executive of Image Communications Products HQ*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Keijiro Yamazaki	Corporate Auditor	4/1971	Entered the Company
(Oct. 14, 1948)		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director
		4/2004	Group Executive of Information & Communications Systems HQ
		3/2006	Group Executive of Human Resource Management & Organization HQ
		4/2007	Group Executive of General Affairs HQ
		3/2008	Corporate Auditor *

Kunihiro Nagata	Corporate Auditor	4/1970	Entered the Company
(Mar.16, 1948)		1/2003	Deputy Group Executive of Corporate Planning Development HQ
		3/2004	Corporate Auditor *

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor*

Yoshinobu Shimizu	Corporate Auditor	3/1973	Registered as Certified Public Accountant*
(Oct. 26, 1944)		6/1990	Representative Partner of Showa Ota & Co.
		5/2002	Deputy Chief Executive Officer of Century Ota Showa & Co. (renamed Ernst & Young ShinNihon LLC)
		3/2006	Corporate Auditor*

Minoru Shishikura	Corporate Auditor	4/1976	Entered The Dai-Ichi Mutual Life Insurance Co.
(Sept. 13, 1953)		4/1998	General Manager of Metropolitan Corporate Loan Dept. of The Dai-Ichi Mutual Life Insurance Co.
		4/2000	General Manager of Loan Department of The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Credit Department of The Dai-Ichi Mutual Life Insurance Co.
		3/2006	Corporate Auditor*

Term
     All directors and corporate auditors are elected by the shareholders at their general meeting.
     The term of office of directors is one year. The current term of all directors expires in March 2010. The term of office of corporate auditors is four years. The current term for Mr.Yamazaki and Mr. Nagata expires in March 2012, while the current terms for Mr. Ohe, who was elected in the general meeting of shareholders in March 2007, expires in March 2011, and the current term for Mr. Shimizu and Mr. Shishikura, who were elected in the general meeting of shareholders in March 2006, expires in March 2010.
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
     In fiscal 2004, Canon established a standing committee, the Internal Control Committee, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to Canon, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations and internal controls.

     Additionally, in fiscal 2005, the Disclosure Committee was established with the president appointed as chairman. This committee was formed to ensure that Canon is not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.
Executive Officer System
     At a Board of Directors meeting held on January 30, 2008, Canon resolved to adopt an Executive Officer System effective April 1, 2008. Executive Officers are appointed and discharged by the Board of Directors and have a term of office of one year. Taking into consideration growth in the scope of its business activities, Canon recognizes the need to bolster its management execution structure. By promoting capable human resources with accumulated executive knowledge across specific business areas, the Company is endeavoring to realize more flexible and efficient management operations. To this end, Canon intends to gradually increase the number of Executive Officers and further solidify its management systems.
     Executive Officers of the Company appointed by the Board of Directors meeting held on January 28, 2009 are listed below.

Position
Name	(Group executive/function)
Sachio Kageyama	President of Canon Vietnam Co., Ltd.
Masahiro Haga	Executive Vice President of Canon U.S.A., Inc.
Kengo Uramoto	Deputy Group Executive of Human Resource Management & Organization HQ
Masanori Yamada	Deputy Chief Executive of Office Imaging Products HQ
Akio Noguchi	Deputy Chief Executive of Peripheral Products HQ
Hiroyuki Suematsu	Chief Executive of Chemical Products HQ
Yasuhiro Tani	Group Executive of Digital Platform Technology Development HQ
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Deputy Chief Executive of Image Communication Products HQ
Kazuhiro Akiyama	Deputy Group Executive of General Affairs HQ
     B. Compensation
     In the fiscal year ended December 31, 2008, the Company paid approximately ¥1,856 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating ¥136 million to three directors during the fiscal year ended December 31, 2008.
     The Company has two stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 107th and 108th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 28, 2008 and March 27, 2009. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.
     The descriptions of the stock option plans are below.
The Stock Option Plan Approved on March 28, 2008
1. The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions
Share options were issued to the Company’s directors, executive officers and senior employees for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.
2. Grantees of Share Options
The Company’s directors, 8 executive officers, and 30 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors are authorized to issue is 5,920.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Exercise Price
The exercise price is ¥5,502 per share.
6. Features of Share Options
The features of share options is as follows:
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
Allotted Number of Shares after Adjustment
= Allotted Number of Shares before Adjustment × Ratio of Share Splitting or Share Consolidation
Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one share resulting from such adjustment will be rounded off.

(2) Amount of Property to Be Contributed upon Exercise of Share Options
The amount of property to be contributed upon the exercise of each share option is the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price is the product of the multiplication of 1.05 and the closing price of one common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any fractional amount of less than one yen to be rounded up to one yen.
The Exercise Price will be adjusted as follows:
(i) If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:
Exercise Price after Adjustment

= Exercise Price before adjustment ×	1
Ratio of Share Splitting or Share Consolidation
 (ii) If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion of the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
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
(3) Period during Which Share Options Are Exercisable
From May 1, 2010 to April 30, 2014.
(4) Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i) The increased amount of stated capital will be half of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku).
Any fractional amount of less than one yen resulting from such calculation will be rounded up to one yen.
(ii) The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5) Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
(6) Events for the Company’s Acquisition of Share Options
If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders meeting (or by the Board of Directors if no resolution of a shareholders meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.
(7) Handling of Fractions
Any fraction of a share (less than one share) to be delivered to any holder of share options who has exercised share options will be disregarded.
(8) Other Conditions for Exercise of Share Options
(i) One share option may not be exercised partially.
(ii) Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii) Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.
(iv) No succession by inheritance is authorized for the share options.
(v) Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Specific Method of Calculation of Remuneration to Directors
The amount of share options issued to the directors of the Company, as remuneration, is the amount obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number of share options allotted to the directors existing as of such allotment date. The fair market value of a share option was calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date.
The Stock Option Plan Approved on March 27, 2009
1. The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions
Share options will be issued to the Company’s directors, executive officers and senior employees for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.
2. Grantees of Share Options
The Company’s directors, 10 executive officers, and 35 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors will be authorized to issue is 11,000.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Features of Share Options
The features of share options will be as follows:
(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon Exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 1,100,000 common shares.
However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:
Allotted Number of Shares after Adjustment
= Allotted Number of Shares before Adjustment × Ratio of Share Splitting or Share Consolidation
Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one share resulting from such adjustment will be rounded off.
(2) Amount of Property to Be Contributed upon Exercise of Share Options
The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any fractional amount of less than one yen to be rounded up to one yen.
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
Ratio of Share Splitting or Share Consolidation

 (ii) If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
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
(3) Period during Which Share Options Are Exercisable
From May 1, 2011 to April 30, 2015.
(4) Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i) The increased amount of stated capital will be half of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku).
Any fractional amount of less than one yen resulting from such calculation will be rounded up to one yen.
(ii) The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5) Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
(6) Events for the Company’s Acquisition of Share Options
If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders meeting (or by the Board of Directors if no resolution of a shareholders meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.
(7) Handling of Fractions
Any fraction of a share (less than one share) to be delivered to any holder of share options who has exercised share options will be disregarded.
(8) Other Conditions for Exercise of Share Options
(i) One share option may not be exercised partially.
(ii) Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.
(iii) Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.
(iv) No succession by inheritance is authorized for the share options.
(v) Any other conditions for the exercise of share options may be established by the Board of Directors.
6. Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than 5,700 share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date.
C. Board practices
See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees
     The following table lists the number of Canon’s employees as of December 31, 2008, 2007 and 2006.

	Total	Japan	Americas	Europe	Other
December 31, 2008
Business machines	110,274	39,507	8,324	10,213	52,230
Cameras	25,732	10,964	1,384	1,555	11,829
Optical and other products	25,041	17,100	1,404	967	5,570
Corporate	5,933	4,874	—	—	1,059

Total	166,980	72,445	11,112	12,735	70,688

December 31, 2007
Business machines	87,334	32,575	7,633	9,993	37,133
Cameras	19,170	5,893	1,755	1,490	10,032
Optical and other products	19,208	11,412	1,350	802	5,644
Corporate	5,640	5,347	—	—	293

Total	131,352	55,227	10,738	12,285	53,102

December 31, 2006
Business machines	79,293	30,046	7,409	9,202	32,636
Cameras	16,841	5,422	1,652	1,381	8,386
Optical and other products	16,494	9,768	1,164	703	4,859
Corporate	5,871	5,517	44	—	310

Total	118,499	50,753	10,269	11,286	46,191

     There was an increase of approximately 35,600 employees as of the end of fiscal 2008 compared to the end of fiscal 2007. This increase is mainly due to employment increases in the Asia region to accommodate production increases.
     Canon had approximately 17,400 temporary employees on average during fiscal 2008.
     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 27, 2009. The total is 374,897 shares constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	94,600
Tsuneji Uchida	President & COO	13,500
Toshizo Tanaka	Executive Vice President & CFO	18,052
Toshiaki Ikoma	Executive Vice President & CTO	3,000
Nobuyoshi Tanaka	Senior Managing Director	21,732
Junji Ichikawa	Senior Managing Director	21,985
Akiyoshi Moroe	Senior Managing Director	18,232
Kunio Watanabe	Senior Managing Director	15,652
Yoroku Adachi	Senior Managing Director	14,442
Yasuo Mitsuhashi	Senior Managing Director	11,377
Tomonori Iwashita	Managing Director	9,150
Masahiro Osawa	Managing Director	7,142
Shigeyuki Matsumoto	Managing Director	6,352
Katsuichi Shimizu	Managing Director	10,937
Ryoichi Bamba	Managing Director	7,900
Toshio Honma	Managing Director	12,092
Masaki Nakaoka	Managing Director	4,500
Haruhisa Honda	Managing Director	8,689
Toshiyuki Komatsu	Director	5,500
Tetsuro Tahara	Director	4,752
Seijiro Sekine	Director	6,990
Shunji Onda	Director	6,902
Kazunori Fukuma	Director	2,400
Hideki Ozawa	Director	3,419
Masaya Maeda	Director	2,000
Keijiro Yamazaki	Corporate Auditor	8,650
Kunihiro Nagata	Corporate Auditor	2,650
Tadashi Ohe	Corporate Auditor	26,900
Yoshinobu Shimizu	Corporate Auditor	3,400
Minoru Shishikura	Corporate Auditor	2,000

	Total	374,897

     The number of shares that may be subscribed for under rights granted to the Directors, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 340,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014. For additional information on the stock option plan, see Item 6B “Compensation”.
     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the number of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2008:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	93,312,600	7.0%
Moxley & Co.	64,552,391	4.8%
Japan Trustee Services Bank, Ltd. (Trust Account)	57,055,500	4.3%
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	53,469,300	4.0%
The Master Trust Bank of Japan, Ltd. (Trust Account)	47,213,400	3.5%
JPMorgan Chase & Co. 380055	30,220,800	2.3%
State Street Bank and Trust Company	25,969,814	1.9%
Mizuho Corporate Bank, Ltd.	25,919,736	1.9%
Sompo Japan Insurance Inc.	22,910,347	1.7%
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	21,615,302	1.6%

Notes:
1: Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)

2: Apart from the above shares, Mizuho Corporate Bank, Ltd. held 7,704,000 shares contributed to a trust fund for its retirement and severance plans.

3: Apart from the above shares, the Company owns 99,275,245 shares (7.4% of total issued shares) of treasury stock.

4: Mizuho Corporate Bank, Ltd. and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 23, 2007 in their joint names and reported that they owned 71,888,936 shares (5.4%) of the Company as of July 13, 2007 in total as detailed below. However, the Company has not confirmed the status of these holdings as of December 31, 2008.

	As of July 13, 2007
	Number of shares held	Number of shares held /
		Number of shares issued
Mizuho Corporate Bank, Ltd.	36,123,736	2.7%
Mizuho Bank, Ltd.	8,853,000	0.7%
Mizuho Trust & Banking Co., Ltd.	24,149,600	1.8%
Dai-Ichi Kangyo Asset Management Co., Ltd.	2,762,600	0.2%
(Subsequently renamed as Mizuho Asset Management Co., Ltd.)

total	71,888,936	5.4%

Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2008, 22.6% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 253 residents of the United States of America.
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
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 27, 2009.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 18 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2006, 2007, and 2008 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 17 of this report.
     Refer to Item 17 “Financial Statements.”
Legal proceedings
     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries would individually or in the aggregate have a material adverse effect on the Company or its operations.
•
In December 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market in January 2003 and Canon has submitted its response. The investigation is yet to be closed.

•
In January 2003, the Düsseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed against the decision. In November 2003, the Düsseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed against the decision. The Düsseldorf High Court issued rulings in Canon’s favor in two of the three appeals by Pelikan Hardcopy. The rulings have become finally binding, and now the procedures for enforcing the ruling are underway. Canon withdrew the complaint regarding the remaining case based on efficiency considerations. On November 13, 2008, Pelikan Hardcopy (now named Initio GmbH) filed a nullity suit against one of Canon’s patents subject of the above enforcement procedures.

•
In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court.

•
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers sold in Germany during the period from 1997 through 2001. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. In 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on the printing speed and color printing capability) should be applied. Hewlett-Packard GmbH filed a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court in August 2008. For the multi-function printers sold during the period from 2002 through 2007, VG Wort made a request for arbitration with Canon before an arbitration court in January 2007, and the arbitration court delivered their settlement proposal in December 2008. However, VG Wort rejected such settlement proposal in January 2009. VG Wort is now able to transfer this case to a court of appeals. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. Based on industry opposition to the extension of levies to digital products, Canon’s assessments of the final conclusion of these court cases including the amount of levies to be imposed and the associated financial impact on Canon remain uncertain. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. Accordingly, there is no longer any uncertainty with respect to levies for sales of printers on and after January 1, 2008.

•
In April 2004, Canon filed two patent infringement actions against Recycle•Assist Co., Ltd. (“Recycle Assist”) before the Tokyo District Court. In December 2004, the Tokyo District Court issued rulings in Recycle Assist’s favor in the two actions. In December 2004, Canon appealed against the decisions of the two actions. In January 2006, the Intellectual Property High Court issued a ruling in favor of Canon in one of the two appeal cases. In February 2006, Recycle Assist further appealed against this ruling before the Supreme Court. In November 2007, the Supreme Court rendered a judgment in favor of Canon, and execution procedures were completed in March 2008. Canon withdrew the remaining appeal case based on efficiency considerations.

•
In April 2005, a lawsuit was filed by Nano-Proprietary Inc., currently Applied Nanotech Holdings, Inc., (“NPI”) against the Company and Canon U.S.A., Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, was not regarded as a “subsidiary” under the Patent License Agreement between the Company and NPI and the extension of the license to SED Inc. constituted a breach of the agreement. NPI also alleged that Canon committed fraud in executing such agreement, and requested rescission of the agreement and compensatory damages. In November 2006, the Court denied Canon’s motion for a summary judgment that SED Inc. was a subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a subsidiary of the Company, that the Company had materially breached the patent license agreement and that NPI was allowed to terminate that agreement. Thereafter, a trial was held from April 30 to May 3, 2007, in Austin, Texas. NPI’s fraud claims against Canon were withdrawn by NPI and the jury returned a verdict that NPI had sustained no damages. All claims against Canon U.S.A., Inc. were also withdrawn by NPI. On May 15, 2007, Canon filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit (“Appeals Court”), appealing the District Court’s prior ruling that Canon had breached the patent license agreement and allowing NPI to terminate that agreement. On June 4, 2007, NPI also filed a notice of appeal, appealing the District Court’s determination that NPI had sustained no damages. On July 25, 2008, the Appeals Court reversed the District Court’s judgment and found that termination of the patent license agreement was ineffective and that the 100% owned SED Inc. is a subsidiary of Canon. The Appeals Court also affirmed the District Court’s judgment denying damages to NPI. NPI petitioned for rehearing of the judgment, but the Appeals Court denied the petition. Since NPI did not appeal to the Supreme Court within the required time limit, the Fifth Circuit’s judgment is definitive and conclusive in favor of Canon.

Dividend policy
     Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March of each year. Record holders of the Company’s ADSs on the dividends’ record date are entitled to receive payment in full of the declared dividend. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.
     Since 1996, under the two five-year initiatives — Phases I and II of the Excellent Global Corporation Plan — Canon has been working towards increasing its corporate value. During this period, management has focused on profitability and cash flow, which has led to greater competitiveness of its products and a stronger financial position. Following the two preceding plans, Canon has launched Phase III which targets further growth and improved corporate value by expanding its corporate scale while maintaining a high level of profitability, in 2006.
     Going forward, Canon will actively invest in strategic areas to accelerate growth, and will also place priority on actively returning profits to shareholders as an important management measure, taking full advantage of its financial base strengthened by the two five-year plans.
     Canon is focused on being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and reflecting on the Company’s consolidated business performance. Specifically, Canon’s basic dividend policy is to continuously strive to raise its consolidated payout ratio to approximately 30% over the medium to long term.
     Accordingly, in response to the continued support of shareholders and based on the policy on returning profits to shareholders, Canon has kept its full-year dividend per share at ¥110.00 for fiscal 2008, the same amount per share as fiscal 2007, while the Company recorded a decrease in profits amid extremely severe economic conditions.
     B. Significant changes
     No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
     A. Offer and listing details
Trading in domestic markets
     The common stock of the Company has been listed on the Tokyo Stock Exchange (“TSE”), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on four other regional markets in Japan (Osaka, Nagoya, Fukuoka and Sapporo).
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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2004 Year	¥3,880	¥3,273	1,225.97	1,017.84	¥12,195.66	¥10,299.43
2005 Year	4,780	3,460	1,673.18	1,104.30	16,445.56	10,770.58
2006 Year	6,780	4,567	1,783.72	1,439.00	17,563.37	14,045.53
2007 1(st) quarter	6,750	6,020	1,823.89	1,650.82	18,300.39	16,532.91
2(nd) quarter	7,450	6,210	1,793.61	1,682.49	18,297.00	16,999.05
3(rd) quarter	7,330	5,340	1,796.89	1,479.82	18,295.27	15,262.10
4(th) quarter	6,500	5,190	1,679.71	1,417.47	17,488.97	14,669.85
2007 Year	7,450	5,190	1,823.89	1,417.47	18,300.39	14,669.85
2008 1(st) quarter	5,100	4,100	1,461.31	1,139.62	15,156.66	11,691.00
2(nd) quarter	5,820	4,560	1,449.14	1,214.92	14,601.27	12,521.84
3(rd) quarter	5,520	3,770	1,334.52	1,069.69	13,603.31	11,160.83
4(th) quarter	4,110	2,215	1,107.68	721.53	11,456.64	6,994.90
2008 Year	5,820	2,215	1,461.31	721.53	15,156.66	6,994.90

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2008 July	¥5,520	¥4,830	1,334.52	1,240.91	¥13,603.31	¥12,671.34
August	5,390	4,770	1,296.07	1,212.95	13,468.81	12,631.94
September	4,880	3,770	1,242.10	1,069.69	12,940.55	11,160.83
October	4,110	2,215	1,107.68	721.53	11,456.64	6,994.90
November	3,990	2,480	966.91	753.91	9,521.24	7,406.18
December	2,865	2,510	859.66	782.16	8,859.56	7,849.84
2009 January	3,370	2,435	896.21	767.82	9,325.35	7,671.04
February	2,690	2,230	803.60	717.85	8,257.71	7,155.16

Note: Canon made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.

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

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2004 Year	$36.260	$29.627
2005 Year	40.280	32.640
2006 Year	57.320	39.630
2007 1(st) quarter	56.990	50.720
2(nd) quarter	60.160	53.020
3(rd) quarter	59.390	48.350
4(th) quarter	55.990	45.680
2007 Year	60.160	45.680
2008 1(st) quarter	46.980	38.440
2(nd) quarter	54.990	44.900
3(rd) quarter	51.000	35.510
4(th) quarter	39.300	24.040
2008 Year	54.990	24.040

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2008 July	$51.000	$45.340
August	48.760	44.080
September	44.840	35.510
October	38.370	24.040
November	39.300	25.960
December	31.750	26.570
2009 January	35.250	26.840
February	28.930	23.730

Note: Canon made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.
The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 4 New York Plaza, New York, N.Y. 10004, U.S.A.
B. Plan of distribution
     Not applicable.
C. Markets
     See Item 9A “Offer and Listing Details”.
D. Selling shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the issue
     Not applicable.

Item 10. Additional Information
     A. Share capital
          Not applicable.
     B. Memorandum and articles of association
Objects and Purposes in the Company’s Articles of Incorporation
          Objects of the Company provided in Article 2 of the Company’s Articles of Incorporation shall be to engage in the following businesses:
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
Provisions Regarding Directors
     There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Corporation Law of Japan, the law relating to joint stock corporations (known in Japanese as kabushiki kaisha) which came into effect on May 1, 2006, a director is required to refrain from voting on such matters at meetings of the board of directors.
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
Holding of Shares by Foreign Investors
     Other than the Japanese unit share system that is described in “Rights of Shareholders—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.
Rights of Shareholders
     Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Corporation Law of Japan and related legislation.
General
     The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2008. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
     Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

      Under the Corporation Law of Japan and the Book-Entry Law, in order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered in the register of shareholders of the Company, except in limited circumstances.
     The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.
Distributions of Surplus
     Under the Corporation Law of Japan, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Corporation Law of Japan, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders.
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
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D – (E + F + G)
     In the above formula, the alphabet from “A” to “G” is defined as follows:
     “A”= the total amount of “other capital surplus” and “other retained earnings,” each such amount that is appearing on its non-consolidated balance sheet as of the end of the last fiscal year;
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
     “G”= certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last fiscal year) the amount set aside in the additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.
     The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
     (a) the book value of the Company’s treasury stock;
     (b) the amount of consideration for the treasury stock disposed of by the Company after the end of the last fiscal year; and
     (c) certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount that is appearing on the non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
     If the Company has become at its option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero) of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain amounts set forth in the ordinances of the Ministry of Justice appearing on its consolidated balance sheets as of the end of the last fiscal year.
     If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Corporation Law of Japan) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the board of directors and audited by its independent auditors, as required by the ordinances of the Ministry of Justice.

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
     Under the Book-Entry Law, the Company must give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by the Company’s shareholders at account management institutions or JASDEC will be increased in accordance with the applicable ratio.
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
Transferability of Shares Representing Less than One Unit
     Under the new clearing system, shares constituting less than one unit are transferable. However, because shares constituting less than one unit do not comprise a trading unit, such shares may not be sold on the Japanese stock exchanges under the rules of the Japanese stock exchanges.
Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares
     A holder of shares representing less than one unit may at any time require the Company to purchase its shares through the account management institutions and JASDEC. These shares will be purchased at (a) the closing price of the shares reported by the TSE on the day when the request to purchase is made or (b) if no sale takes place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to its Regulations for Handling of Shares.
Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit
     The Articles of Incorporation of the Company provide that a holder of shares representing less than one unit may require the Company to sell its shares to such holder so that the holder can raise its fractional ownership to a whole unit. Such a request shall be made through the account management institutions and JASDEC. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale has taken place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to its Regulations for Handling of Shares.
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
•
amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Corporation Law of Japan as described in “Stock Splits“ and “Japanese Unit Share System“ above),

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
     At least two-thirds of the outstanding shares having voting rights present at the meeting is required to approve these actions.
     The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.
Subscription Rights
     Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price mentioned in “Voting Rights” above. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date with not less than two weeks prior public notice. Each of the shareholders to whom such rights are given must also be given at least two weeks prior notice of the date on which such rights will expire.
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
Share Registrar
     Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust”) is the share registrar for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Under the new clearing system, Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon the Company’s receipt of necessary information from JASDEC and other information in the register of shareholders, as described “Record Date” below.
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
     Under the Book-Entry Law, the Company is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give the Company notice of the names and addresses of the Company’s shareholders, the numbers of shares held by them and other relevant information as of such record date.
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
     C. Material contracts
All contracts entered into by Canon during the two years preceding the date of this annual report were entered into the ordinary course of business.
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
Acquisition of Shares:
     In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance by such resident.
     In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company within fifteen days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such acquisition.
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
(b) Reporting of Substantial Shareholdings:
     The Financial Instruments and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed. For this purpose, shares with exercisable rights for subscription of shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

     E. Taxation
1. Taxation in Japan
     Generally, a non-resident of Japan or non-Japanese corporation (“Non-Resident Holders”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).
     Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the tax treaty. The tax treaty between France and Japan was renewed effective from January 1, 2008, under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan was also renewed effective from January 1, 2009, under which the standard treaty withholding rate on dividends will be reduced from 15% to 10%. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax (“Temporary Rate”) applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is currently 7%, which is applicable until December 31, 2011 (the applicable period of the Temporary Rate has been extended pursuant to 2009 Japanese tax legislation). Taking this Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate, except for dividends paid to any individual holder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2011 for most holders of shares or ADSs who are US residents or corporations, no treaty application is required to be filed.
     Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.
2. Taxation in the United States
     The following is a discussion of material U.S. federal income tax consequences of owning and disposing of Canon shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion applies only if you hold Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:
•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding Canon shares or ADSs as part of a hedge, straddle, conversion, other integrated transaction or other similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons holding Canon shares or ADSs that own or are deemed to own 10% or more of any class of Canon stock;
•	persons who acquired Canon shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding shares in connection with trade or business conducted outside of the United States.
     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Canon shares or ADSs in its particular circumstances.
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

     The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.
     This discussion assumes that Canon was not a passive foreign investment company for 2008, as described below.
Taxation of Distributions
     Distributions paid on Canon shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because Canon does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
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
     Japanese income taxes withheld from cash dividends on Canon shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. law. A U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances.
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
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for fiscal 2008. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
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
Equity price risk
     Canon holds marketable securities included in current assets, which consist generally of highly-liquid and low-risk instruments. Investments included in noncurrent assets are held as long-term investments. Canon does not hold marketable securities and investments for trading purposes.
     Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2008 and 2007.
     Available-for-sale securities

	2008		2007
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥134	¥150	¥51	¥51
Due after one year through five years	3,542	3,426	3,430	3,638
Due after five years through ten years	848	811	3,822	4,726
Equity securities	10,522	12,218	12,666	22,316

	¥15,046	¥16,605	¥19,969	¥30,731

     Held-to-maturity securities

	2008		2007
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥—	¥—	¥10,115	¥10,115

	¥—	¥—	¥10,115	¥10,115

Foreign currency exchange rate and interest rate risk
     Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign currency exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.
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
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2008. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2009.

	Millions of yen
	U.S.$	Euro	Others	Total
Forwards to sell foreign currencies:
Contract amounts	¥179,239	¥152,423	¥19,297	¥350,959
Estimated fair value	8,391	(1,390)	710	7,711
Forwards to buy foreign currencies:
Contract amounts	¥24,518	¥1,000	¥9,729	¥35,247
Estimated fair value	(9)	7	2,129	2,127
     Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all such amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.
     The amount of the hedging ineffectiveness was not material for the years ended December 31, 2008, 2007 and 2006. The amount of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥3,701 million, ¥6,883 million and ¥5,917 million for the years ended December 31, 2008, 2007 and 2006, respectively.
     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of the contracts are recorded in earnings immediately.
     All of Canon’s long-term debt is fixed rate debt. Canon believes that fair value change, and cash flows resulting from reasonable near-term changes in interest rates would be immaterial. Accordingly, Canon considers interest rate risk is insignificant. See also Item 17, Financial Statements - Note 10 of the Notes to Consolidated Financial Statements.
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
     Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.
     A holder of shares constituting less than one unit may at any time require the Company through the account management institutions and JASDEC to purchase such shares at the last selling price of a share as reported by the Tokyo Stock Exchange, Inc. on the day when such request is made.
     Shareholders (including beneficial owners) who own less than one unit of shares may request through the account management institutions and JASDEC that the Company sell them a number of shares which, when added to their less than one unit shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.
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
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act are effective at the reasonable assurance level.
Management’s Report on Internal Control over Financial Reporting
     The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).
     Based on its assessment, management concluded that, as of December 31, 2008, Canon’s internal control over financial reporting was effective based on the COSO criteria.
     Canon’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an audit report on the effectiveness of Canon’s internal control over financial reporting. This report appears in Item 17.
Changes in Internal Control over Financial Reporting
     There has been no change in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Canon’s Board of Directors has determined that Kunihiro Nagata qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nagata began his career at Canon in 1970, and since that time has worked in the field of finance and accounting for nearly thirty years. From 1996 to 1999, Mr. Nagata served as a senior manager of the Accounting Planning & Administration Division, the division responsible for Canon’s consolidated reporting. Mr. Nagata was elected as one of Canon’s corporate auditors at an ordinary general meeting of shareholders held in March 2004 and was reelected in March 2008. See Item 6.A. for additional information regarding Mr. Nagata. Mr. Nagata meets the independence requirements imposed on corporate auditors as set forth by Japanese legal provisions.
Item 16B. Code of Ethics
     Canon maintains a “Canon Group Code of Conduct”, or Code of Conduct, applicable to all executives and employees. The Code of Conduct sets forth provisions relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to the provisions of the Code of Conduct. In addition, on March 31, 2004, the Board of Directors adopted a “Code of Ethics” as a supplement to the Code of Conduct. This Code of Ethics applies to Canon’s President and Chief Executive Officer, each member of the Board of Directors (which includes the Chief Financial Officer) and general managers belonging to Canon’s accounting headquarters. The Code of Ethics requires full, fair, accurate, timely and understandable disclosure in reports and documents that Canon files with or submits to the SEC and in Canon’s other communications with the public, prompt internal reporting of violations of the Code of Conduct or Code of Ethics, and accountability for adherence to their provisions. Both the Code of Conduct and the Code of Ethics have been filed as exhibits.
Item 16C. Principal Accountant Fees and Services
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     Canon’s board of corporate auditors consisting of five members, including three external auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services, effective as of May 28, 2003. These policies and procedures govern the board of corporate auditors’ review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services.” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.
     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
•
All services provided to Canon necessary to perform an annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥10,000,000 per single engagement must be pre-approved by the majority of board of corporate auditors.

•
Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by this mean must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•
For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to any of the full-time corporate auditors of the board. Any engagement of an Independent Registered Public Accounting Firm pre-approved by one of the full-time corporate auditors is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.

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
Fees and Services
     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended	Year ended
	December 31, 2008	December 31, 2007
	(Millions of yen)
Audit fees	¥2,299	¥2,503
Audit-related fees	43	16
Tax fees	34	15
All other fees	4	7

Total	¥2,380	¥2,541

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
     Ernst & Young ShinNihon LLC served as Canon’s principal accountant for fiscal 2008 and 2007.

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
•
all of the members of the board of corporate auditors meet specific independence requirements from the Company and Canon, the management and the auditing firm, as set forth by Japanese legal provisions;

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table sets forth, for each of the months indicated, the total number of shares purchased by Canon, or on Canon’s behalf or by any affiliated purchaser, the average price paid per share, the number of shares purchased pursuant to the applicable shareholder resolution or board resolution, which are publicly announced and the maximum number of shares that may yet be purchased pursuant to these shareholder resolutions or board resolutions.

Period	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number of
	Shares Purchased	Paid per Share	Shares Purchased as	Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
2008	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	1,315	4,750	—	—
February 1 - February 29	973	4,648	—	—
March 1 - March 31	894	4,568	—	—
April 1 - April 30	2,151	4,910	—	—
May 1 - May 31	2,467	5,392	—	—
June 1 - June 30	2,515	5,551	—	—
July 1 - July 31	2,065	5,207	—	—
August 1 - August 31	1,863	5,074	—	—
September 1- September 30	4,804,293	4,134	4,800,000	—
October 1 - October 31	8,080,307	3,734	8,077,200	—
November 1 - November 30	13,798,431	3,624	13,795,000	—
December 1 - December 31	3,872	2,719	—	—

Notes:
(1)
A resolution approved at the meeting of our board of directors held on September 16, 2008 authorized Canon to acquire up to 14.5 million shares with an aggregate purchase price of ¥50 billion during the period from September 17, 2008 through October 20, 2008.

(2)
A resolution approved at the meeting of our board of directors held on October 30, 2008 authorized Canon to acquire up to 20 million shares with an aggregate purchase price of ¥50 billion during the period from October 31, 2008 through November 28, 2008.

(3)	As of December 31, 2008, Canon had completed all of its share repurchase plans or programs listed above.
     Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2008, the Company purchased 28,946 shares for a total purchase price of 122,157,290 yen upon requests from holders of shares consisting less than one full unit.
Item 16F. Change in Registrant’s Certifying Accountant
     Not applicable.

Item 16G. Corporate Governance
1. Directors
     Currently, the Company’s board of directors does not have any director who could be regarded as an “independent director” under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Law of Japan (the “Corporation Law”) does not require Japanese companies with a board of corporate auditors such as the Company, to appoint independent directors as members of the board of directors. The NYSE Corporate Governance Rules require non-management directors of U.S. listed companies to meet at regularly scheduled executive sessions without the presence of management. Unlike the NYSE Corporate Governance Rules, however, the Corporation Law does not require companies to implement an internal corporate organ or committee comprised solely of independent directors. Thus, the Company’s board of directors currently does not include any non-management directors.
2. Committees
     Under the Corporation Law, the Company may choose to: (i) have an audit committee, nomination committee and compensation committee and abolish the post of corporate auditors; or (ii) have a board of corporate auditors. The Company has elected to have a board of corporate auditors, whose duties include monitoring and reviewing the management and reporting the results of these activities to the shareholders or board of directors of the Company. While the NYSE Corporate Governance Rules provide that U.S. listed companies must have an audit committee, nominating committee and compensation committee, each composed entirely of independent directors, the Corporation Law does not require companies to have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.
     The Company’s board of directors nominates candidates for directorship and submits a proposal at the general meeting of shareholders for shareholder approval. Pursuant to the Corporation Law, the shareholders then vote to elect directors at the meeting. The Corporation Law requires that the total amount or calculation method of compensation for directors and corporate auditors be determined by a resolution of the general meeting of shareholders respectively, unless the amount or calculation method is provided under the Articles of Incorporation. As the Articles of Incorporation of the Company do not provide for an amount or calculation method, the amount of compensation for the directors and corporate auditors of the Company is determined by a resolution of the general meeting of shareholders. The allotment of compensation for each director from the total amount of compensation is determined by the Company’s board of directors, and the allotment of compensation to each corporate auditor is determined by consultation among the Company’s corporate auditors.
3. Audit Committee
     The Company plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established a board of corporate auditors shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3. Pursuant to the requirements of the Corporation Law, the shareholders elect the corporate auditors by resolution of a general meeting of shareholders. The Company currently has five corporate auditors, although the minimum number of corporate auditors required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require corporate auditors to be experts in accounting or to have any other area of expertise. Under the Corporation Law, a board of corporate auditors may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors prepares auditors’ reports and may veto a proposal for the nomination of corporate auditors and accounting auditors put forward by the board of directors. Under the Corporation Law, more than half of a company’s corporate auditors must be “outside” corporate auditors. These are individuals who are prohibited from having ever been a director, executive officer, manager, or employee of the Company or its subsidiaries. The Company’s current corporate auditor system meets these requirements. Among the five members on the Company’s board of auditors, three are outside corporate auditors. The qualifications for an “outside” corporate auditor under the Corporation Law are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.
4. Shareholder Approval of Equity Compensation Plans
     The NYSE Corporate Governance Rules require that shareholders be given the opportunity to vote on all equity compensation plans and any material revisions of such plans, with certain limited exceptions. Under the Corporation Law, a Company is required to obtain shareholder approval regarding the details of an equity-compensation plan. Stock acquisition rights to be issued to directors and corporate auditors are recognized as part of remuneration of directors and corporate auditors, and the issuance of stock acquisition rights must be approved by shareholders as part of their approval regarding remuneration of directors and corporate auditors.

PART III
Item 17. Financial Statements
     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for depreciation.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
March 16, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited Canon Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Canon Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report thereon dated March 16, 2009 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
March 16, 2009

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2008	2007
	(Millions of yen)

Assets
Current assets:
Cash and cash equivalents (Note 1)	¥679,196	¥944,463
Short-term investments (Note 3)	7,651	20,499
Trade receivables, net (Note 4)	595,422	794,240
Inventories (Note 5)	506,919	563,474
Prepaid expenses and other current assets (Notes 7 and 13)	275,660	286,111

Total current assets	2,064,848	2,608,787
Noncurrent receivables (Note 20)	14,752	15,239
Investments (Note 3)	88,825	90,086
Property, plant and equipment, net (Notes 6 and 7)	1,357,186	1,364,702
Intangible assets (Notes 8 and 9)	119,140	112,516
Other assets (Notes 7, 8, 9, 12 and 13)	325,183	321,295

Total assets	¥3,969,934	¥4,512,625

Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 10)	¥5,540	¥18,317
Trade payables (Note 11)	406,746	514,226
Accrued income taxes (Note 13)	69,961	150,726
Accrued expenses (Notes 12 and 20)	277,117	357,525
Other current liabilities (Notes 6 and 13)	184,636	215,911

Total current liabilities	944,000	1,256,705
Long-term debt, excluding current installments (Note 10)	8,423	8,680
Accrued pension and severance cost (Note 12)	110,784	44,710
Other noncurrent liabilities (Note 13)	55,745	57,324

Total liabilities	1,118,952	1,367,419

Minority interests	191,190	222,870

Commitments and contingent liabilities (Note 20)

Stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2008 and 1,333,636,210 shares in 2007 (Note 14)	174,762	174,698
Additional paid-in capital (Note 14)	403,790	402,991
Legal reserve (Note 15)	53,706	46,017
Retained earnings (Note 15)	2,876,576	2,720,146
Accumulated other comprehensive income (loss) (Note 16)	(292,820)	34,670
Treasury stock, at cost; 99,275,245 shares in 2008 and 72,588,428 shares in 2007	(556,222)	(456,186)

Total stockholders’ equity	2,659,792	2,922,336

Total liabilities and stockholders’ equity	¥3,969,934	¥4,512,625

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2008	2007	2006
	(Millions of yen)

Net sales	¥4,094,161	¥4,481,346	¥4,156,759
Cost of sales (Notes 6, 9, 12 and 20)	2,156,153	2,234,365	2,096,279

Gross profit	1,938,008	2,246,981	2,060,480

Operating expenses (Notes 1, 6, 9, 12, 17 and 20):
Selling, general and administrative expenses	1,067,909	1,122,047	1,045,140
Research and development expenses	374,025	368,261	308,307

	1,441,934	1,490,308	1,353,447

Operating profit	496,074	756,673	707,033

Other income (deductions):
Interest and dividend income	19,442	32,819	27,153
Interest expense	(837)	(1,471)	(2,190)
Other, net (Notes 1, 3 and 19)	(33,532)	(19,633)	(12,853)

	(14,927)	11,715	12,110

Income before income taxes and minority interests	481,147	768,388	719,143

Income taxes (Note 13)	160,788	264,258	248,233

Income before minority interests	320,359	504,130	470,910
Minority interests	11,211	15,798	15,585

Net income	¥309,148	¥488,332	¥455,325

		(Yen)

Net income per share (Note 18):
Basic	¥246.21	¥377.59	¥341.95
Diluted	246.20	377.53	341.84
Cash dividends per share	110.00	110.00	83.33
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
     Consolidated Statements of Stockholders’ Equity

		Additional			Accumulated other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
	(Millions of yen)
Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥ (28,212)	¥ (5,410)	¥2,604,682
Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfer to legal reserve			1,269	(1,269)			–
Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883

Adjustment to initially apply SFAS 158, net of tax					(15,628)		(15,628)
Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606
Cumulative effect of a change in accounting principle – adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfer to legal reserve			2,417	(2,417)			–
Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336
Conversion of convertible debt and other	64	824					888
Cash dividends				(145,024)			(145,024)
Transfer to legal reserve			7,689	(7,689)			–
Comprehensive income:
Net income				309,148			309,148
Other comprehensive income (loss), net of tax (Note 16):
Foreign currency translation adjustments					(258,764)		(258,764)
Net unrealized gains and losses on securities					(5,152)		(5,152)
Net gains and losses on derivative instruments					2,342		2,342
Pension liability adjustments					(65,916)		(65,916)

Total comprehensive income							(18,342)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)

Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792

See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2008	2007	2006
	(Millions of yen)
Cash flows from operating activities:
Net income	¥309,148	¥488,332	¥455,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	341,337	341,694	262,294
Loss on disposal of property, plant and equipment	11,811	9,985	16,182
Deferred income taxes	(32,497)	(35,021)	(6,945)
(Increase) decrease in trade receivables	83,521	(10,722)	(40,969)
(Increase) decrease in inventories	49,547	(26,643)	(5,542)
Increase (decrease) in trade payables	(36,719)	21,136	(2,313)
Increase (decrease) in accrued income taxes	(77,340)	14,988	22,657
Increase (decrease) in accrued expenses	(30,694)	43,035	36,165
Decrease in accrued (prepaid) pension and severance cost	(12,128)	(15,387)	(20,309)
Other, net	10,698	7,872	(21,304)

Net cash provided by operating activities	616,684	839,269	695,241

Cash flows from investing activities:
Purchases of fixed assets (Note 6)	(428,168)	(474,285)	(424,862)
Proceeds from sale of fixed assets (Note 6)	7,453	9,635	12,507
Purchases of available-for-sale securities	(7,307)	(2,281)	(7,768)
Proceeds from sale and maturity of available-for-sale securities	4,320	8,614	4,047
Proceeds from maturity of held-to-maturity securities	10,000	10,000	–
(Increase) decrease in time deposits	2,892	31,681	(35,863)
Acquisitions of subsidiaries, net of cash acquired	(5,999)	(15,675)	(2,485)
Purchases of other investments	(45,473)	(2,432)	(8,911)
Other, net	(10,198)	2,258	2,530

Net cash used in investing activities	(472,480)	(432,485)	(460,805)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,841	2,635	1,053
Repayments of long-term debt	(15,397)	(13,046)	(5,861)
Decrease in short-term loans	(2,643)	(358)	(828)
Dividends paid	(145,024)	(131,612)	(104,298)
Repurchases of treasury stock, net	(100,066)	(450,311)	(462)
Other, net	(21,276)	(11,691)	2,909

Net cash used in financing activities	(277,565)	(604,383)	(107,487)

Effect of exchange rate changes on cash and cash equivalents	(131,906)	(13,564)	23,724

Net increase (decrease) in cash and cash equivalents	(265,267)	(211,163)	150,673
Cash and cash equivalents at beginning of year	944,463	1,155,626	1,004,953

Cash and cash equivalents at end of year	¥679,196	¥944,463	¥1,155,626

Supplemental disclosure for cash flow information :
Cash paid during the year for:
Interest	¥901	¥1,476	¥2,146
Income taxes	263,392	273,888	244,236
See accompanying notes to consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of network multifunction devices and copying machines. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, document scanners and calculators. Cameras consist mainly of digital single-lens reflex (“SLR”) cameras, compact digital cameras, interchangeable lenses and digital video camcorders. Optical and other products include semiconductor production equipment, mirror projection mask aligners for liquid crystal display (“LCD”) panels, broadcasting equipment, medical equipment and large format printers. Canon’s consolidated net sales for the years ended December 31, 2008, 2007 and 2006 were distributed as follows: office imaging products 27%, 29% and 28%, computer peripherals 36%, 34% and 34%, business information products 2%, 2% and 3%, cameras 25%, 26% and 25%, and optical and other products 10%, 9% and 10%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 76%, 77% and 75% of consolidated net sales for the years ended December 31, 2008, 2007 and 2006 were generated outside Japan, with 28%, 30% and 31% in the Americas, 33%, 33% and 31% in Europe, and 15%, 14% and 13% in other areas, respectively.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 23%, 22% and 22% of consolidated net sales for the years ended December 31, 2008, 2007 and 2006, respectively.

Canon’s manufacturing operations are conducted primarily at 25 plants in Japan and 18 overseas plants which are located in countries or regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

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

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Translation of Foreign Currencies

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange losses, net were ¥11,212 million, ¥31,943 million and ¥25,804 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥194,030 million and ¥164,610 million at December 31,2008 and 2007, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥997 million and ¥5,992 million at December 31, 2008 and 2007, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(g)	Investments

Investments consist primarily of time deposits with original maturities of more than three months, debt and marketable equity securities, investments in affiliated companies and non-marketable equity securities. Canon reports investments with maturities of less than one year as short-term investments.

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

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally by the first-in, first-out method for overseas inventories.

(j)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset and the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(k)	Property, Plant and Equipment and Accounting Change

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

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” this change in depreciation methods represented a change in accounting estimate effected by a change in accounting principle. Accordingly, the affects of the change have been accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation methods caused an increase in depreciation expense by ¥63,773 million for the year ended December 31, 2007. Net income, basic net income per share and diluted net income per share decreased by ¥32,321 million, ¥24.99 and ¥24.99, respectively, for the year ended December 31, 2007.

The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the period ranging from 2 years to 5 years.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(l)	Goodwill and Other Intangible Assets

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

(m)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(n)	Income Taxes

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

Canon recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

(o)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(p)	Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period, which is the vesting period.

(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuances of common stock based on the assumptions that all convertible debentures were converted into common stock and all stock options were exercised.

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
Advertising costs are expensed as incurred. Advertising expenses were ¥112,810 million, ¥132,429 million and ¥116,809 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥62,128 million, ¥63,708 million and ¥62,626 million for the years ended December 31, 2008, 2007 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses related to the components of hedging instruments excluded from the assessment of hedge effectiveness are included in other income (deductions).

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted or required under other accounting pronouncements, but does not require any new fair value measurements. In February 2008, the FASB issued Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. Canon adopted SFAS 157 in the first quarter beginning January 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. The adoption of SFAS 157 for all nonfinancial assets and liabilities beginning January 1, 2009 will not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 22 for the disclosures required by SFAS 157.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	New Accounting Standards (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by Canon in the first quarter beginning January 1, 2008. The adoption of SFAS 159 did not have an impact on Canon’s consolidated results of operations and financial condition as Canon did not elect to report financial assets and liabilities under the fair value option.

In June 2007, the FASB ratified the consensus in EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and was adopted by Canon in the first quarter beginning January 1, 2008. The adoption of EITF 07-3 did not have a material impact on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations ” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Canon for any business combinations with an acquisition date on or after January 1, 2009. The impact of the adoption of SFAS 141R on Canon’s consolidated results of operations and financial condition will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which will be applied retrospectively for all periods presented, and is required to be adopted by Canon in the first quarter beginning January 1, 2009. The adoption of SFAS 160 will impact the presentation of Canon’s consolidated balance sheets and consolidated statements of income; however, it will not have a material impact on Canon’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and is required to be adopted by Canon in the first quarter beginning January 1, 2009. The adoption of SFAS 161 will not have an impact on Canon’s consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132R-1”). FSP 132R-1 requires additional disclosures about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP 132R-1 is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Canon in the year ending December 31, 2009. Canon is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP 132R-1 to have an impact on Canon’s consolidated results of operations and financial condition.

(y)	Reclassification

Time deposits with original maturities of more than three months and marketable securities, which were previously disclosed separately in the consolidated balance sheets, have been reclassified to short-term investments to conform to the current year presentation.

Intangible assets, which were previously included in other assets, have been reclassified to intangible assets in the consolidated balance sheets to conform to the current year presentation.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2.	Foreign Operations
Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	2008	2007	2006
	(Millions of yen)

December 31:
Total assets	¥1,502,451	¥2,077,268	¥1,995,927
Net assets	850,491	1,024,150	907,845

Years ended December 31:
Net sales	¥3,095,485	¥3,433,036	¥3,119,102
Net income	72,520	136,560	114,916

3.	Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities included in short-term investments and investments by major security type at December 31, 2008 and 2007 were as follows:

	December 31, 2008
		Gross unrealized	Gross unrealized	Fair
	Cost	holding gains	holding losses	value
	(Millions of yen)

Current:
Available-for-sale:
Government bonds	¥1	¥–	¥–	¥1
Fund trusts	133	16	–	149

	¥134	¥16	¥–	¥150

Noncurrent:
Available-for-sale:
Government bonds	¥431	¥–	¥18	¥413
Corporate debt securities	1,593	27	32	1,588
Fund trusts	2,366	40	170	2,236
Equity securities	10,522	2,532	836	12,218

	¥14,912	¥2,599	¥1,056	¥16,455

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Investments (continued)

	December 31, 2007
		Gross unrealized	Gross unrealized	Fair
	Cost	holding gains	holding losses	value
	(Millions of yen)

Current:
Available-for-sale:
Bank debt securities	¥51	¥–	¥–	¥51
Held-to-maturity:
Corporate debt securities	10,115	–	–	10,115

	¥10,166	¥–	¥–	¥10,166

Noncurrent:
Available-for-sale:
Government bonds	¥496	¥–	¥25	¥471
Corporate debt securities	3,183	31	49	3,165
Fund trusts	3,573	1,158	3	4,728
Equity securities	12,666	10,233	583	22,316

	¥19,918	¥11,422	¥660	¥30,680

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at December 31, 2008:

	Available-for-sale securities
	Cost	Fair value
	(Millions of yen)

Due within one year	¥134	¥150
Due after one year through five years	3,542	3,426
Due after five years through ten years	848	811

	¥4,524	¥4,387

The gross realized gains were ¥116 million, ¥1,512 million and ¥674 million for the years ended December 31, 2008, 2007 and 2006, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥7,868 million for the year ended December 31, 2008, and were not significant for the years ended December 31, 2007 and 2006.
At December 31, 2008, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥7,430 million and ¥10,333 million at December 31, 2008 and 2007, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥10,684 million and ¥14,017 million at December 31, 2008 and 2007, respectively. Investments with an aggregate cost of ¥10,572 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to ¥59,428 million and ¥42,817 million at December 31, 2008 and 2007, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), was a loss of ¥20,047 million for the year ended December 31, 2008, and earnings of ¥5,634 million and ¥4,237 million for the years ended December 31, 2007 and 2006, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

4.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2008	2007
	(Millions of yen)

Notes	¥20,303	¥23,632
Accounts	584,437	785,155

	604,740	808,787
Less allowance for doubtful receivables	(9,318)	(14,547)

	¥595,422	¥794,240

5.	Inventories
Inventories are summarized as follows:

	December 31
	2008	2007
	(Millions of yen)

Finished goods	¥316,533	¥366,845
Work in process	171,511	175,704
Raw materials	18,875	20,925

	¥506,919	¥563,474

6.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2008	2007
	(Millions of yen)

Land	¥247,602	¥249,959
Buildings	1,268,388	1,198,519
Machinery and equipment	1,395,451	1,406,849
Construction in progress	81,346	103,749

	2,992,787	2,959,076
Less accumulated depreciation	(1,635,601)	(1,594,374)

	¥1,357,186	¥1,364,702

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was ¥304,622 million, ¥309,815 million and ¥235,804 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥98,398 million and ¥120,823 million at December 31, 2008 and 2007, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.
Canon recognized impairment losses of ¥11,164 million related primarily to property, plant and equipment of its semiconductor production equipment business during the year ended December 31, 2008. As a result of declining demand in the semiconductor manufacturing industry and diminished profitability of the semiconductor production equipment business, Canon evaluated the ongoing value of the related long-lived assets and estimated that the carrying amounts would not be recoverable from the future cash flows. The fair value of the property, plant and equipment was based on the estimated discounted future cash flows expected to be generated from the use of them. The impairment losses are included in selling, general and administrative expenses in the consolidated statements of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7.	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2008	2007
	(Millions of yen)

Total minimum lease payments receivable	¥198,611	¥229,229
Unguaranteed residual values	16,310	17,036
Executory costs	(1,729)	(2,960)
Unearned income	(26,658)	(27,756)

	186,534	215,549
Less allowance for doubtful receivables	(8,268)	(8,590)

	178,266	206,959
Less current portion	(59,608)	(72,776)

	¥118,658	¥134,183

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2008 and 2007 was ¥50,388 million and ¥63,190 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2008 and 2007 was ¥37,284 million and ¥48,818 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2008.

	Financing leases	Operating leases
	(Millions of yen)

Year ending December 31:
2009	¥76,599	¥4,225
2010	57,305	1,585
2011	38,152	832
2012	19,024	390
2013	6,743	54
Thereafter	788	7

	¥198,611	¥7,093

8.	Acquisitions

In 2007, the Company and one of its subsidiaries acquired two companies for a total cost of ¥26,387 million. One company, which was acquired with cash, is engaged in developing, manufacturing, selling and providing services for equipment used in the manufacture of organic EL display panels and thin-film solar cells. The other company, which was acquired with cash and share exchange by the subsidiary of the Company, is engaged in providing architecture, management and maintenance services for information systems. In connection with those transactions, Canon recognized goodwill of ¥7,556 million, which is included in other assets, and intangible assets of ¥7,131 million, which are included in intangible assets in the accompanying consolidated balance sheets. Intangible assets consist primarily of manufacturing technology, trademarks, patents, customer contracts and related customer relationships, and are subject to a weighted average amortization period of approximately 13 years as of the date of acquisition.

Canon acquired businesses other than those described above during the years ended December 31, 2008, 2007 and 2006 that were not material to its consolidated financial statements.

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

Intangible assets developed or acquired during the year ended December 31, 2008 totaled ¥47,050 million, which are subject to amortization and primarily consist of software of ¥38,986 million, which is mainly for internal use, and license fees of ¥2,217 million, in addition to those recorded from acquired businesses. The weighted average amortization period for software, license fees and intangible assets in total is approximately 4 years, 7 years and 4 years, respectively.

The components of intangible assets subject to amortization at December 31, 2008 and 2007 were as follows:

	December 31, 2008		December 31, 2007
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)

Software	¥187,920	¥103,535	¥174,645	¥ 96,445
License fees	21,537	11,104	22,825	11,697
Other	34,341	10,925	31,488	9,241

	¥243,798	¥125,564	¥228,958	¥117,383

Aggregate amortization expense for the years ended December 31, 2008, 2007 and 2006 was ¥36,715 million, ¥31,879 million and ¥26,490 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥35,010 million in 2009, ¥27,402 million in 2010, ¥16,455 million in 2011, ¥9,030 million in 2012, and ¥6,016 million in 2013.

Intangible assets not subject to amortization other than goodwill at December 31, 2008 and 2007 were not significant.

The changes in the carrying amount of goodwill, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2008 and 2007 were as follows:

	Years ended December 31
	2008	2007
	(Millions of yen)

Balance at beginning of year	¥56,783	¥40,801
Goodwill acquired during the year	4,975	13,573
Translation adjustments and other	(11,004)	2,409

Balance at end of year	¥50,754	¥56,783

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2008 and 2007 were ¥220 million and ¥2,888 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2008 and 2007 were 6.21% and 3.16%, respectively.

Long-term debt consisted of the following:

	December 31
	2008	2007
	(Millions of yen)

Loans, principally from banks, maturing in installments through 2017; bearing weighted average interest of 2.93% and 1.80% at December 31, 2008 and 2007, respectively	¥95	¥ 2,993
2.27% Japanese yen notes, due 2008	–	10,000
1.30% Japanese yen convertible debentures, due 2008	–	128
Capital lease obligations	13,648	10,988

	13,743	24,109
Less current portion	(5,320)	(15,429)

	¥8,423	¥ 8,680

The aggregate annual maturities of long-term debt outstanding at December 31, 2008 were as follows:

Year ending December 31:	(Millions of yen)

2009	¥5,320
2010	4,410
2011	3,005
2012	822
2013	135
Thereafter	51

¥13,743

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

11.	Trade Payables
Trade payables are summarized as follows:

	December 31
	2008	2007
	(Millions of yen)

Notes	¥14,544	¥17,088
Accounts	392,202	497,138

	¥406,746	¥514,226

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

Effective January 1, 2007, the Company and certain of its domestic subsidiaries amended their funded defined benefit pension plans. Under these funded defined benefit pension plans, the lifetime pension benefit is based upon amounts payable during an initial period after retirement (the “guarantee period”) and the subsequent period lasting for the remainder of the retiree’s lifetime (the “post-guarantee period”). The Company and certain of its domestic subsidiaries amended these plans to increase the duration of this guarantee period from 15 years to 20 years to reflect an increase in the average lifespan of their employees, resulting in reduced amounts payable during each of the guarantee and post-guarantee periods. As a result of these changes, the projected benefit obligation decreased by ¥101,620 million. In conjunction with these plan changes, the Company and certain of its domestic subsidiaries also have implemented an unfunded retirement and severance plan and a defined contribution pension plan for certain future pension benefits attributable to employees’ future services.

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2008, 2007 and 2006 were ¥10,840 million, ¥10,262 million and ¥6,233 million, respectively.

Obligations and funded status
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
	(Millions of yen)

Change in benefit obligations:
Benefit obligations at beginning of year	¥493,478	¥578,086	¥113,833	¥110,505
Service cost	20,786	20,161	3,141	4,016
Interest cost	12,253	11,888	4,991	4,947
Plan participants’ contributions	–	–	1,460	1,613
Amendments	(204)	(101,620)	(86)	–
Actuarial (gain) loss	10,160	(4,623)	(4,521)	(3,293)
Benefits paid	(14,488)	(12,888)	(2,210)	(3,177)
Acquisition	–	2,474	–	–
Foreign currency exchange rate changes	–	–	(38,140)	(778)

Benefit obligations at end of year	521,985	493,478	78,468	113,833

Change in plan assets:
Fair value of plan assets at beginning of year	511,450	520,476	92,908	87,173
Actual return on plan assets	(81,981)	(15,796)	(8,453)	2,283
Employer contributions	14,716	17,510	8,317	4,210
Plan participants’ contributions	–	–	1,460	1,613
Benefits paid	(14,315)	(12,498)	(1,556)	(2,242)
Acquisition	–	1,758	–	–
Foreign currency exchange rate changes	–	–	(29,680)	(129)

Fair value of plan assets at end of year	429,870	511,450	62,996	92,908

Funded status at end of year	¥(92,115)	¥17,972	¥(15,472)	¥(20,925)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Amounts recognized in the consolidated balance sheets at December 31, 2008 and 2007 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
	(Millions of yen)
Other assets	¥806	¥41,567	¥2,461	¥347
Accrued expenses	–	–	(70)	(157)
Accrued pension and severance cost	(92,921)	(23,595)	(17,863)	(21,115)

	¥(92,115)	¥17,972	¥(15,472)	¥(20,925)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2008 and 2007 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
	(Millions of yen)
Actuarial loss	¥251,731	¥ 146,937	¥15,650	¥16,905
Prior service credit	(168,904)	(182,073)	(768)	(953)
Net transition obligation	2,166	2,888	–	–

	¥84,993	¥(32,248)	¥14,882	¥15,952

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
	(Millions of yen)
Accumulated benefit obligation	¥493,559	¥471,146	¥71,627	¥104,275
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥516,646	¥179,455	¥77,083	¥113,790
Fair value of plan assets	423,725	155,860	59,150	92,518
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥485,436	¥46,789	¥69,471	¥104,119
Fair value of plan assets	420,341	29,599	59,089	92,401
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2008, 2007 and 2006 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2008	2007	2006	2008	2007	2006
	(Millions of yen)
Service cost	¥20,786	¥20,161	¥23,916	¥3,141	¥4,016	¥3,483
Interest cost	12,253	11,888	13,411	4,991	4,947	3,898
Expected return on plan assets	(19,721)	(21,148)	(21,705)	(5,519)	(5,427)	(4,494)
Amortization of net transition obligation	722	722	345	–	–	–
Amortization of prior service credit	(13,373)	(13,479)	(7,436)	(271)	(86)	(113)
Amortization of actuarial loss	7,068	4,868	3,377	898	887	402

	¥7,735	¥3,012	¥11,908	¥3,240	¥4,337	¥3,176

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2008 and 2007 were summarized as follows:

	Japanese plans		Foreign plans
	Years ended December 31		Years ended December 31
	2008	2007	2008	2007
	(Millions of yen)
Current year actuarial (gain) loss	¥111,862	¥32,321	¥9,451	¥(149)
Amortization of actuarial loss	(7,068)	(4,868)	(898)	(887)
Prior service credit due to amendments	(204)	(101,620)	(86)	–
Amortization of prior service credit	13,373	13,479	271	86
Amortization of net transition obligation	(722)	(722)	–	–

	¥117,241	¥(61,410)	¥8,738	¥(950)

The estimated net transition obligation, prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Net transition obligation	¥722	¥–
Prior service credit	(13,514)	(117)
Actuarial loss	13,249	1,122
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2008	2007	2008	2007
Discount rate	2.4%	2.5%	5.3%	5.1%
Assumed rate of increase in future compensation levels	3.0%	2.9%	3.1%	3.1%
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2008	2007	2006	2008	2007	2006
Discount rate	2.5%	2.5%	2.5%	5.1%	4.5%	4.8%
Assumed rate of increase in future compensation levels	2.9%	2.9%	2.9%	3.1%	2.9%	2.6%
Expected long-term rate of return on plan assets	3.7%	3.9%	4.5%	6.5%	6.0%	6.4%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
The weighted-average asset allocations of Canon’s benefit plans at December 31, 2008 and 2007 and target asset allocation by asset category are as follows:

	Japanese plans			Foreign plans
	December 31		Target	December 31		Target
	2008	2007	allocation	2008	2007	allocation
Asset category:
Equity securities	22.7%	33.6%	31.9%	43.3%	52.4%	30.3%
Debt securities	52.0	45.2	46.7	42.5	33.8	59.9
Cash	0.6	1.1	0.1	1.3	–	1.6
Life insurance company general accounts	23.8	19.5	20.4	–	–	–
Other	0.9	0.6	0.9	12.9	13.8	8.2

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12.	Employee Retirement and Severance Benefits (continued)

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

The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥485 million and ¥1,257 million at December 31, 2008 and 2007, respectively.

Contributions

Canon expects to contribute ¥14,439 million to its Japanese defined benefit pension plans and ¥3,485 million to its foreign defined benefit pension plans for the year ending December 31, 2009.

Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)

Year ending December 31:
2009	¥11,779	¥1,566
2010	12,849	1,733
2011	14,506	1,784
2012	15,700	1,902
2013	16,918	1,851
2014 – 2018	105,706	12,483

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes
Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2008
	Japanese	Foreign	Total
	(Millions of yen)

Income before income taxes and minority interests	¥382,299	¥98,848	¥481,147

Income taxes:
Current	¥168,428	¥24,857	¥193,285
Deferred	(34,073)	1,576	(32,497)

	¥134,355	¥26,433	¥160,788

	Year ended December 31, 2007
	Japanese	Foreign	Total
	(Millions of yen)

Income before income taxes and minority interests	¥575,017	¥193,371	¥768,388

Income taxes:
Current	¥238,921	¥60,358	¥299,279
Deferred	(31,930)	(3,091)	(35,021)

	¥206,991	¥57,267	¥264,258

	Year ended December 31, 2006
	Japanese	Foreign	Total
	(Millions of yen)

Income before income taxes and minority interests	¥556,759	¥162,384	¥719,143

Income taxes:
Current	¥201,022	¥54,156	¥255,178
Deferred	(73)	(6,872)	(6,945)

	¥200,949	¥47,284	¥248,233

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)
The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2008, 2007 and 2006.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

	Years ended December 31
	2008	2007	2006
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.5	0.3	0.3
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.6)	(2.8)	(2.1)
Tax credit for research and development expenses	(4.6)	(4.5)	(4.1)
Other	0.1	1.4	0.4

Effective income tax rate	33.4%	34.4%	34.5%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2008	2007
	(Millions of yen)

Prepaid expenses and other current assets	¥96,613	¥79,846
Other assets	130,378	68,178
Other current liabilities	(2,491)	(4,506)
Other noncurrent liabilities	(29,075)	(28,157)

	¥195,425	¥115,361

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

	December 31
	2008	2007
	(Millions of yen)
Deferred tax assets:
Inventories	¥36,817	¥17,359
Accrued business tax	5,183	11,555
Accrued pension and severance cost	51,713	16,336
Research and development – costs capitalized for tax purposes	41,661	42,434
Property, plant and equipment	58,682	53,487
Accrued expenses	27,748	27,903
Net operating losses carried forward	6,745	4,080
Other	44,894	34,448

	273,443	207,602
Less valuation allowance	(10,817)	(9,327)

Total deferred tax assets	262,626	198,275

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(10,407)	(13,566)
Net unrealized gains on securities	(607)	(4,440)
Tax deductible reserve	(8,119)	(8,574)
Financing lease revenue	(31,035)	(26,892)
Prepaid pension and severance cost	(2,644)	(10,604)
Other	(14,389)	(18,838)

Total deferred tax liabilities	(67,201)	(82,914)

Net deferred tax assets	¥195,425	¥115,361

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)
The net changes in the total valuation allowance were increases of ¥1,490 million, ¥2,827 million and ¥3,155 million for the years ended December 31, 2008, 2007 and 2006, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2008.
At December 31, 2008, Canon had net operating losses which can be carried forward for income tax purposes of ¥18,322 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to ten years as follows:

(Millions of yen)

Within one year	¥233
After one year through five years	2,945
After five years through ten years	10,293
Indefinite period	4,851

Total	¥18,322

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥37,208 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2008 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2008, such undistributed earnings of these subsidiaries were ¥728,410 million.
Effective January 1, 2007, Canon adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109”. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2008	2007
	(Millions of yen)

Balance at beginning of year	¥15,791	¥16,087
Additions for tax positions of the current year	8,700	994
Additions for tax positions of prior years	1,354	1,902
Reductions for tax positions of prior years	(8,512)	(1,340)
Lapse of the applicable statute of limitations	–	(1,311)
Settlements with tax authorities	(1,208)	(322)
Other	(3,436)	(219)

Balance at end of year	¥12,689	¥15,791

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥4,405 million and ¥8,278 million at December 31, 2008 and 2007, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future period. Based on each of the items of which Canon is aware at December 31, 2008, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2008 and 2007, and interest and penalties included in income taxes for the years ended December 31, 2008 and 2007 are not material.
Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2006. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2001. In other major foreign tax jurisdictions, including the United States and Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2004 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in Japan and for certain years after 2003 in major foreign tax jurisdictions.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
14.	Common Stock
For the years ended December 31, 2008, 2007 and 2006, the Company issued 127,254 shares, 190,380 shares and 331,661 shares of common stock, respectively, in connection with the conversion of convertible debt. In accordance with the Corporation Law of Japan, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.
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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2008, 2007 and 2006 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2008 do not reflect current year-end dividends in the amount of ¥67,897 million which will be payable in March 2009 upon approval by the stockholders.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,363,838 million at December 31, 2008.
Retained earnings at December 31, 2008 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,745 million.
16.	Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2008	2007	2006
	(Millions of yen)

Foreign currency translation adjustments:
Balance at beginning of year	¥22,796	¥22,858	¥(25,772)
Adjustments for the year	(258,764)	(62)	48,630

Balance at end of year	(235,968)	22,796	22,858
Net unrealized gains and losses on securities:
Balance at beginning of year	6,287	8,065	6,073
Adjustments for the year	(5,152)	(1,778)	1,992

Balance at end of year	1,135	6,287	8,065
Net gains and losses on derivative instruments:
Balance at beginning of year	(849)	(1,663)	(1,174)
Adjustments for the year	2,342	814	(489)

Balance at end of year	1,493	(849)	(1,663)
Minimum pension liability adjustments:
Balance at beginning of year	–	–	(7,339)
Adjustments for the year	–	–	(3,575)
Adjustment to initially apply SFAS 158	–	–	10,914

Balance at end of year	–	–	–
Pension liability adjustments:
Balance at beginning of year	6,436	(26,542)	–
Adjustments for the year	(65,916)	32,978	–
Adjustment to initially apply SFAS 158	–	–	(26,542)

Balance at end of year	(59,480)	6,436	(26,542)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	34,670	2,718	(28,212)
Adjustments for the year	(327,490)	31,952	46,558
Adjustment to initially apply SFAS 158	–	–	(15,628)

Balance at end of year	¥(292,820)	¥34,670	¥2,718

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16.	Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)

2008:
Foreign currency translation adjustments	¥(264,657)	¥ 5,893	¥(258,764)
Net unrealized gains and losses on securities:
Amount arising during the year	(15,957)	6,532	(9,425)
Reclassification adjustments for gains and losses realized in net income	7,374	(3,101)	4,273

Net change during the year	(8,583)	3,431	(5,152)
Net gains and losses on derivative instruments:
Amount arising during the year	23,131	(9,248)	13,883
Reclassification adjustments for gains and losses realized in net income	(19,229)	7,688	(11,541)

Net change during the year	3,902	(1,560)	2,342
Pension liability adjustments:
Amount arising during the year	(106,937)	43,595	(63,342)
Reclassification adjustments for gains and losses realized in net income	(4,556)	1,982	(2,574)

Net change during the year	(111,493)	45,577	(65,916)

Other comprehensive income (loss)	¥(380,831)	¥53,341	¥(327,490)

2007:
Foreign currency translation adjustments	¥ (370)	¥ 308	¥ (62)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,237)	3,037	(4,200)
Reclassification adjustments for gains and losses realized in net income	(293)	2,715	2,422

Net change during the year	(7,530)	5,752	(1,778)
Net gains and losses on derivative instruments:
Amount arising during the year	590	(236)	354
Reclassification adjustments for gains and losses realized in net income	772	(312)	460

Net change during the year	1,362	(548)	814
Pension liability adjustments:
Amount arising during the year	62,768	(26,502)	36,266
Reclassification adjustments for gains and losses realized in net income	(5,766)	2,478	(3,288)

Net change during the year	57,002	(24,024)	32,978

Other comprehensive income (loss)	¥50,464	¥(18,512)	¥31,952

2006:
Foreign currency translation adjustments	¥49,518	¥ (888)	¥48,630
Net unrealized gains and losses on securities:
Amount arising during the year	3,708	(1,502)	2,206
Reclassification adjustments for gains and losses realized in net income	(388)	174	(214)

Net change during the year	3,320	(1,328)	1,992
Net gains and losses on derivative instruments:
Amount arising during the year	(7,126)	2,858	(4,268)
Reclassification adjustments for gains and losses realized in net income	6,309	(2,530)	3,779

Net change during the year	(817)	328	(489)
Minimum pension liability adjustments	(4,391)	816	(3,575)

Other comprehensive income (loss)	¥47,630	¥(1,072)	¥46,558

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17.	Stock-Based Compensation
On May 1, 2008, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 592,000 shares of common stock.
These option awards vest after two years of continuous service beginning on the grant date and have a four year contractual term. The grant date fair value of each option granted was ¥1,247.
The compensation cost recognized for these stock options for the year ended December 31, 2008 was ¥246 million and is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions presented below:

Expected term of option (in years)	4.0
Expected volatility	37.39%
Dividend yield	2.10%
Risk-free interest rate	0.95%
A summary of option activity under the stock option plan as of and for the year ended December 31, 2008 is presented below:

Weighted-average
		Weighted-average	remaining	Aggregate
	Shares	exercise price	contractual term	intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2008	–	–
Granted	592,000	¥5,502
Forfeited	–	–

Outstanding at December 31, 2008	592,000	¥5,502	3.3	¥–

At December 31, 2008, all option awards were nonvested, but expected to be vested, and there was ¥492 million of total unrecognized compensation cost related to nonvested stock option. That cost is expected to be recognized over 1.33 years.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18.	Net Income per Share
A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Years ended December 31
	2008	2007	2006
	(Millions of yen)
Net income	¥309,148	¥488,332	¥455,325
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	2	4	8

Diluted net income	¥309,150	¥488,336	¥455,333

	(Number of shares)
Average common shares outstanding	1,255,626,490	1,293,295,680	1,331,542,074
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	79,929	221,751	474,796

Diluted common shares outstanding	1,255,706,419	1,293,517,431	1,332,016,870

	(Yen)
Net income per share:
Basic	¥246.21	¥377.59	¥341.95
Diluted	246.20	377.53	341.84
The computation of diluted net income per share for the year ended December 31, 2008 excludes outstanding stock options because the effect would be anti-dilutive.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19.	Derivatives and Hedging Activities
Risk management policy
Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.
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
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2008, 2007 and 2006. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥3,701 million, ¥6,883 million and ¥5,917 million for the years ended December 31, 2008, 2007 and 2006, respectively.
Derivatives not designated as hedges
Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.
Contract amounts of foreign exchange contracts at December 31, 2008 and 2007 are set forth below:

	December 31
	2008	2007
	(Millions of yen)

To sell foreign currencies	¥350,959	¥697,240
To buy foreign currencies	35,247	46,897

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20.	Commitments and Contingent Liabilities
Commitments
At December 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated ¥74,909 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥60,281 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,223 million and ¥14,440 million at December 31, 2008 and 2007, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to ¥41,169 million, ¥36,900 million and ¥36,157 million for the years ended December 31, 2008, 2007 and 2006, respectively.
Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2008 are as follows:

Year ending December 31:	(Millions of yen)

2009	¥14,726
2010	11,127
2011	7,090
2012	5,105
2013	3,348
Thereafter	8,440

Total future minimum lease payments	¥49,836

Guarantees
Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥22,308 million at December 31, 2008. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2008 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2008 and 2007 are summarized as follows:

	Years ended December 31
	2008	2007
	(Millions of yen)

Balance at beginning of year	¥ 20,138	¥ 18,144
Addition	30,644	31,053
Utilization	(26,846)	(26,199)
Other	(6,564)	(2,860)

Balance at end of year	¥ 17,372	¥ 20,138

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20.	Commitments and Contingent Liabilities (continued)
Legal proceedings
In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court.
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers sold in Germany during the period from 1997 through 2001. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. In 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on the printing speed and color printing capability) should be applied. Hewlett-Packard GmbH filed a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court in August 2008. For the multi-function printers sold during the period from 2002 through 2007, VG Wort made a request for arbitration with Canon before an arbitration court in January 2007, and the arbitration court delivered their settlement proposal in December 2008. However, VG Wort rejected such settlement proposal in January 2009. VG Wort is now able to transfer this case to a court of appeals. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. Based on industry opposition to the extension of levies to digital products, Canon’s assessments of the final conclusion of these court cases including the amount of levies to be imposed and the associated financial impact on Canon remain uncertain. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. Accordingly, there is no longer any uncertainty with respect to levies for sales of printers on and after January 1, 2008.
In April 2005, a lawsuit was filed by Nano-Proprietary Inc., currently Applied Nanotech Holdings, Inc., (“NPI”) against the Company and Canon U.S.A., Inc. in the United States District Court of Texas alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, was not regarded as a “subsidiary” under the Patent License Agreement between the Company and NPI and the extension of the license to SED Inc. constituted a breach of the agreement. NPI also alleged that Canon committed fraud in executing such agreement, and requested rescission of the agreement and compensatory damages. In November 2006, the Court denied Canon’s motion for a summary judgment that SED Inc. was a subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a subsidiary of the Company, that the Company had materially breached the patent license agreement and that NPI was allowed to terminate that agreement. Thereafter, a trial was held from April 30 to May 3, 2007, in Austin, Texas. NPI’s fraud claims against Canon were withdrawn by NPI and the jury returned a verdict that NPI had sustained no damages. All claims against Canon U.S.A., Inc. were also withdrawn by NPI. On May 15, 2007, Canon filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit (“Appeals Court”), appealing the District Court’s prior ruling that Canon had breached the patent license agreement and allowing NPI to terminate that agreement. On June 4, 2007, NPI also filed a notice of appeal, appealing the District Court’s determination that NPI had sustained no damages. On July 25, 2008, the Appeals Court reversed the District Court’s judgment and found that termination of the patent license agreement was ineffective and that the 100% owned SED Inc. is a subsidiary of Canon. The Appeals Court also affirmed the District Court’s judgment denying damages to NPI. NPI petitioned for rehearing of the judgment, but the Appeals Court denied the petition. Since NPI did not appeal to the Supreme Court within the required time limit, the Fifth Circuit’s judgment is definitive and conclusive in favor of Canon.
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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

21.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2008 and 2007 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 3.

	December 31
	2008		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)

Long-term debt, including current installments	¥(13,743)	¥(13,727)	¥(24,109)	¥(24,714)
Foreign exchange contracts:
Assets	10,516	10,516	806	806
Liabilities	(678)	(678)	(12,335)	(12,335)
The following methods and assumptions are used to estimate the fair value in the above table.
Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.
Foreign exchange contracts
The fair values of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Concentrations of credit risk
At December 31, 2008 and 2007, one customer accounted for approximately 19% and 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22.	Fair Value Measurements
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -
Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -
Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents Canon’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 consistent with the fair value hierarchy provisions of SFAS No. 157.

	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥–	¥194,030	¥–	¥194,030
Investments	14,108	981	1,516	16,605
Derivatives	–	10,516	–	10,516

Total assets	¥14,108	¥205,527	¥1,516	¥221,151

Liabilities:
Derivatives	¥–	¥678	¥–	¥678

Total liabilities	¥–	¥678	¥–	¥678

Level 1 investments are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised of corporate debt securities, which are valued based on unobservable inputs as the market for the assets was not active at the measurement date.
Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.
The following table presents the changes in Level 3 assets measured on a recurring basis, consisting solely of corporate debt securities, for the year ended December 31, 2008.

(Millions of yen)
Balance at beginning of year	¥1,889
Total gains or losses (realized or unrealized):
Included in earnings	(559)
Included in other comprehensive income (loss)	(8)
Purchases, issuances, and settlements	194

Balance at end of year	¥1,516

All gains and losses included in earnings are related to corporate debt securities still held at December 31, 2008, and are reported in “Other, net” in the consolidated statements of income.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Non-marketable equity securities with a carrying amount of ¥513 million were written down to their fair value of ¥112 million, resulting in an other-than-temporary impairment charge of ¥401 million, which was included in earnings for the year ended December 31, 2008. All impaired non-marketable equity securities were classified as Level 3 instruments, as Canon uses unobservable inputs to value these investments.

Canon Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

	Balance at	Addition-	Deduction-		Balance
	beginning of	charged to	bad debts	Translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2008:
Allowance for doubtful receivables	¥14,547	¥1,304	¥3,618	¥(2,915)	¥9,318

Year ended December 31, 2007:
Allowance for doubtful receivables	¥13,849	¥3,527	¥2,978	¥149	¥14,547

Year ended December 31, 2006:
Allowance for doubtful receivables	¥11,728	¥3,384	¥2,058	¥795	¥13,849

Item 18. Financial Statements
Not applicable.
Item 19. Exhibits
List of exhibits
1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

2	Regulations for Handling of Shares of Canon Inc. (Translation)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

By:	/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President and CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan
Date  March 27, 2009

EXHIBIT INDEX

Exhibit number	Title

Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation)

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act