Form 20-F
period 2009-12-31
CANON INC
filed 2010-03-30
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
As of December 31, 2009, 1,234,475,463 shares of common stock, including 50,443,092
ADSs, were outstanding.
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
Yes ☑       No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2009 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 19, 2010, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥90.50 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2009” refers to the Company’s fiscal year ended December 31, 2009, and other fiscal years of the Company are referred to in a corresponding manner.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected financial data
     The following information should be read in conjunction with and qualified in its entirety by reference to the Consolidated Financial Statements of Canon Inc. and subsidiaries, including the notes thereto, included in this Annual Report.

Selected financial data *1:	2009 *4	2008 *4	2007 *4	2006	2005
	(Millions of yen, except average number of shares and per share data)

Net sales	¥3,209,201	¥4,094,161	¥4,481,346	¥4,156,759	¥3,754,191
Operating profit	217,055	496,074	756,673	707,033	583,043
Net income attributable to Canon Inc.	131,647	309,148	488,332	455,325	384,096
Advertising expenses	78,009	112,810	132,429	116,809	106,250
Research and development expenses	304,600	374,025	368,261	308,307	286,476
Depreciation of property, plant and equipment	277,399	304,622	309,815	235,804	205,727
Increase in property, plant and equipment	216,128	361,988	428,549	379,657	383,784
Long-term debt, excluding current installments	4,912	8,423	8,680	15,789	27,082
Common stock	174,762	174,762	174,698	174,603	174,438
Canon Inc. stockholders’ equity	2,688,109	2,659,792	2,922,336	2,986,606	2,604,682
Total assets	3,847,557	3,969,934	4,512,625	4,521,915	4,043,553

Average number of common shares in thousands *2	1,234,482	1,255,626	1,293,296	1,331,542	1,330,761

Per share data *2:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥106.64	¥246.21	¥377.59	¥341.95	¥288.63
Diluted	106.64	246.20	377.53	341.84	288.36
Cash dividends declared	110.00	110.00	110.00	83.33	66.67
Cash dividends declared (U.S.$)*3	$1.196	$1.073	$1.034	$0.709	$0.580
Notes:
1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.

2.	The Company made a three-for-two stock split on July 1, 2006. The average number of common shares and the per share data for the periods prior to the stock split have been adjusted to reflect the stock split.

3.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

4.	Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 19, 2010, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥90.50 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2005	110.74	117.88	120.93	102.26
2006	115.99	119.02	119.81	110.07
2007	117.45	111.71	124.09	108.17
2008	102.85	90.79	110.48	87.84
2009 -Year	93.67	93.08	100.71	86.12
- 1(st) half		96.42	100.71	87.80
- July		94.54	96.41	92.33
- August		92.82	97.65	92.82
- September		89.49	93.09	89.34
- October		90.50	92.04	88.44
- November		86.12	90.96	86.12
- December		93.08	93.08	86.62
2010 - January		90.38	93.31	89.41
- February		88.84	91.94	88.84
Note: The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.
     B. Capitalization and indebtedness
     Not applicable.
     C. Reasons for the offer and use of proceeds
     Not applicable.
     D. Risk Factors
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser printers, inkjet printers, cameras, steppers and aligners.
     Primarily because of the nature of the business and geographic areas in which Canon operates and the highly competitive nature of the industries to which it belongs, Canon is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:
Risks Related to Canon’s Industries
     Canon has invested and will continue to invest actively in next-generation technologies. If the market for these technologies does not develop as Canon expects, or if its competitors produce these or competing technologies in a more timely or effective manner, there could be a material adverse effect on Canon’s results of operations.
     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that drive products under development by Canon to become uncompetitive. For the several years, Canon has increased its investments in development and manufacturing in order to keep pace with technological evolution. If Canon’s business strategies diverge from market demands, Canon may not recover some or all of its investments, lose business opportunities or both, which may have a material adverse effect on Canon’s operating results.
     In addition, Canon has sought to develop production technology and equipment to accelerate the automation of its manufacturing process and in-house production of key devices. If Canon cannot effectively implement these techniques, it may fail to realize cost advantages or product differentiation, and consequently lose business opportunities, which may adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and commercial acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that are not well received by the market, its operating results could be adversely affected.
     Canon seeks to enter into new business areas through the development of next-generation technologies as a focal point of Canon’s corporate strategies. To the extent that Canon enters into such new business areas, Canon may not be able to establish a successful business model or may face severe competition with new competitors. If such risks were to occur, Canon’s operating results may be adversely affected.
     If Canon does not effectively manage transitions in its products and services, its operating results may decline.
     Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; frequent introduction of new products; short product life cycles, and continued qualitative improvements to current products at stable price levels. If Canon does not make an effective transition from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low marketability due to poor product quality, variations in manufacturing costs, delays of customer purchasing decisions in anticipation of further introductions, uncertainty in predicting customer demand for new offerings and difficulty in effectively managing inventory levels in line with anticipated demand. Moreover, if technologically innovative information systems and networks are developed beyond Canon’s expectations and its actions result in a delay, Canon’s revenue may be substantially impacted as a result of delays associated with the incorporation of such new information technology into existing products and services as well as new offerings.
     Canon’s revenue and gross margin also may suffer adverse effects due to the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or when a competitor introduces a new product immediately prior to Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current products and services, potentially offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not wholly or partially duplicative of existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks were to materialize, future demand for its products and services could be reduced, and its results of operations may decline.

     Canon’s digital camera business operates in a highly competitive environment.
     With respect to the market of compact digital cameras, the downward price trend mainly triggered by fierce competition is likely to continue, resulting in a more severe market environment. If the market develops beyond Canon’s expectations, such as via the entry of a new competitor that launches relatively lower-priced compact digital cameras, it may not be able to maintain its position as an industry leader in this business category.
     As for the market for digital single-lens-reflex (SLR) cameras, one of Canon’s competitors recently announced a new product standard and released new, more compact models. If the market develops beyond Canon’s expectation, such as via the widespread adoption of this new standard or the development of new products by other competitors, Canon may not be able to maintain its position as an industry leader in this business category.
     Furthermore, Canon’s success in this increasingly competitive environment will depend on its investments in research and development, its ability to cut costs and its continued commitment to providing the market with attractive products offering high added value. If Canon is unable to remain innovative while reducing costs, it may lose market share and its results of operations may be adversely affected.
     Increased diversification of recording media and products with movie-recording functionality may adversely affect Canon’s video camcorder business.
     The video camcorder market is now almost entirely based on digital formats, and the increase in High Definition (“HD”) television broadcasts has led to a gradual shift from the Standard Definition format to the HD format. At the same time, many products using new media formats such as MiniDV tapes, Digital Versatile Drive (“DVD”), Hard Disk Drive (“HDD”) and Secure Digital (“SD”) cards, have appeared at a rate that outpaces the proliferation of HD technology. Failure by Canon to accurately forecast demand in these increasingly diversified markets could have an adverse affect on Canon’s operating results.
     Apart from the current video cameras that enable recording movies using the HD format, new products of digital SLR cameras and compact digital cameras with the same functionality have been launched in the market. In addition, other products such as WebCams, which are competitively priced compared to digital video cameras, are recording solid growth in sales volume mainly in North America. If the market share of these new products increases and for instance, induces a contraction of the video camera market, it may have an adverse affect on Canon’s business and operating results.
     Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.
     The semiconductor industry is characterized by business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have at times led to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures in order to maintain its competitiveness. A future cyclical downturn in the semiconductor industry and related fluctuations in the demand for capital equipment, particularly by memory manufacturers, could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition. In addition, liquid crystal display (“LCD”) panel manufacturers are facing demands for severe price reductions of LCD panels, as a result of intense competition among makers of LCD televisions and LCD monitors used in personal computers. As a result, panel manufacturers may reduce their investment in equipment, which may adversely affect Canon’s business operations.
     Downturns in the semiconductor industry have caused Canon’s customers to change their operating strategies, which in turn may affect Canon’s business.
     Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. It is difficult for Canon to accurately predict the future effects of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes, and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.
     In addition, an oligopoly is developing in the large-sized LCD panel production industry. Therefore, if Canon is insufficiently responsive to market trends, including market reorganization led by LCD panel manufacturers, Canon may not be able to maintain its customer base, which may have a material adverse effect on Canon’s business operations.
     The semiconductor equipment industry is characterized by rapid technological change. If Canon does not consistently develop new products to keep pace with technological change and meet its customers’ requirements, Canon may lose customers, and its business may suffer.
     Canon’s steppers and mask aligners are subject to rapid technological change and can quickly become obsolete. Future success in the stepper and aligner business depends on Canon’s ability to continue enhancing its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase. Canon’s existing stepper and mask aligner products could become obsolete sooner than expected because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in demand for products based on a particular technology. Any failure by Canon to develop advanced technologies required by its customers at progressively lower cost or to supply sufficient quantities to its worldwide customer base could adversely affect Canon’s net sales and profitability.
Risks Related to Canon’s Business
     Economic trends in Canon’s major markets may adversely affect its results of operations.
     The global economy has been experiencing an unprecedented economic crisis but recently there have been signs of a turnaround. Amid this trend, the prospects of the global economy remain uncertain, including the possibility of deflation in Japan. As a result of the economic downturn, declines in consumption and restrained investment in Canon’s major markets, including Japan, the United States, Europe and Asia, have affected and may continue to affect both consumer and corporate sales. Canon’s operating results for products such as office and industrial equipment are affected by the financial results of its corporate customers, and deterioration of these financial results has caused and may continue to cause the customers to restrain their capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. The rise in inventory levels and price declines due to intensifying competition, in addition to the recent decline in the level of consumer spending and corporate investments driven by the economic downturn, could adversely affect Canon’s results of operations and financial position.
     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. During fiscal 2009, approximately 20% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and results of operations may be affected by the policies, business and results of operations of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.

     Canon depends on specific outside suppliers for certain key components.
     Canon relies on specific outside suppliers which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for critical components and special materials used in its products. In some cases, Canon may be forced to discontinue production of some or all of its products if the specific outside suppliers that supply key components and special materials across Canon’s product lines experience unforeseen difficulties, or if such parts and special materials suffer from quality problems or are in short supply. Further, the prices of components and special materials purchased from specific outside suppliers may surge, triggered by the imbalance of supply and demand along with other factors. If such risks occur as an outcome to the dependency on those specific outside vendors, Canon’s operating results may be adversely affected.
     Although competition is increasing in the market for sales of supplies and services following initial product placement, Canon maintains a high market share in sales of such supplies. As a result, Canon may be subject to antitrust-related lawsuits, investigations or proceedings, which may adversely affect its operating results or reputation.
     A portion of Canon’s net sales consists of sales of supplies and the provision of services after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Canon’s success in maintaining these post-placement sales will depend on its ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors, Canon currently maintains a high market share in the market for supplies. Accordingly, Canon may be subject to lawsuits, investigations or proceedings under relevant antitrust laws and regulations. Any such lawsuits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.
     Increases in counterfeit Canon products may adversely affect Canon’s brand image and its operating results.
     In recent years, Canon has experienced a worldwide increase in the counterfeiting of its products. Such counterfeit products may diminish Canon’s brand image, particularly if purchasers of such products are unaware of their counterfeit status and attribute the counterfeit products’ poor product quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there can be no assurance that such measures will be successful, and the continued production and sale of such products could adversely affect Canon’s brand image as well as its operating results.
     Per unit production costs are highest when a new product is introduced, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.
     The unit cost of Canon’s products has historically been highest when they are newly introduced into production. New products have at times had a negative impact on its gross profit, operating results and cash flow. Cost reductions and enhancements are typically achieved over time through:
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
     Canon generally experiences seasonal trends in the sales of its consumer-oriented products. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict short-term demand, which as a result, places pressure on Canon’s inventory management and logistics systems. If product supply from Canon exceeds the actual demand, excess inventory will put downward pressure on selling prices and raise inefficiency in cash management, consequently reducing Canon’s revenue. Alternatively, if the actual demand exceeds the supply of products from Canon, its ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operations.
     Canon’s business is subject to changes in the sales environment.
     Particularly in Europe and the United States, a substantial portion of Canon’s market share is concentrated in a relatively small number of large distributors. Canon’s product sales to these distributors constitute a significant percentage of its overall sales. As a result, any disruptions in its relationships with these large distributors in specific sales territories could adversely affect Canon’s ability to meet its sales targets. Any increase in the concentration of sales to these large distributors could result in a reduction of Canon’s pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.
     Canon is subject to financial and reputational risks due to product quality and liability issues.
     Although Canon works to minimize risks that may arise from product quality and liability issues, such as those triggered by the individual functionality and also from the combination of hardware and software consisting Canon’s products, there can be no assurance that Canon will be able to eliminate or limit these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those related to product recalls, service and compensation, or hurt its brand image, its operating results or reputation for quality may be adversely affected.
     Canon’s success depends in part on the value of its brand name, and if the value of the Canon brand is diminished, operating results and prospects will be adversely affected.
     Canon’s success in the markets depends in part on the value of its brand name. Any negative publicity regarding the quality of Canon’s products could have an adverse impact on operations, especially those involving consumer products. There can be no assurance that such adverse publicity will not occur or such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business and results of operations. If Canon fails to consistently maintain its overall compliance regime, especially legal or regulatory compliance, this too, may adversely affect its brand name.

     A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.
     A substantial portion of Canon’s business activity is conducted outside Japan, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:
•	underdeveloped technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;

•	difficulties in recruiting and retaining qualified personnel;

•	potentially adverse tax consequences, including transfer pricing issues and increases in corporate tax rates;

•	longer payment cycles;

•	political turmoil or unfavorable economic factors; and

•	unexpected legal or regulatory changes.
     Canon’s inability to successfully manage the risks inherent in its international activities could adversely affect its business and operating results. In order to reduce costs and produce Canon’s products competitively, Canon maintains several production facilities and more than ten sales bases in Asia, including China, Thailand and Vietnam, and is vigorously conducting significant production and sales activities in Asia. Under such circumstances, unexpected events may occur, including political or legal change, labor shortages or strikes, increased personnel costs or changes in economic conditions. In particular, a large revaluation of local currencies, or a sudden significant change in the tax system or other regulatory regimes could adversely affect Canon’s overall performance. Given the importance of Canon’s research and development, production and sales activities in Asia, Canon’s business may be more acutely exposed to these risks than to the global economy in general.
     The outbreak, prevalence or spread of an epidemic disease, such as a new strain of influenza infecting humans, in any region around the globe could also have a negative effect on Canon’s business operations, including its research and development, production and sales activities, along with the disruption of markets for Canon’s products.
     In addition, unexpected changes in the imposition of import taxes by foreign governments could adversely affect Canon’s business and results of operations.
     Canon may unintentionally infringe international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions potentially imposed upon Canon. A major infringement could result in a temporary or permanent suspension of Canon’s trading rights in one or more jurisdictions. In addition to any sanctions prescribed by law, adverse publicity regarding an alleged infringement of trade laws and regulations by Canon may also have a negative effect on the Canon brand and image.
     All of the above factors regarding international operations could have an adverse impact on Canon’s business results.
     Canon’s operating and financing activities expose Canon to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.
     Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies, and its margins have been and may continue to be adversely affected due to the strong yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will be generally favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency business transactions and the yen value of Canon’s foreign currency-denominated equity investments have fluctuated and may continue to fluctuate. These fluctuations may have unpredictable effects on Canon’s consolidated financial statements. Moreover, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign affiliates, which are denominated in various foreign currencies. Furthermore, the values of a number of foreign currencies, such as the U.S. dollar and the euro, used by Canon for its business has become significantly weaker than expected against the yen in the foreign exchange market, which has led and may further lead to negatively affecting Canon’s operating results and financial position. Although Canon has been striving to mitigate the effects of foreign currency fluctuations arising from its international business activities, Canon’s operating results and financial position could continue to be adversely affected if the current strong yen environment persists. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities.
     Canon depends on efficient logistics services to distribute its products worldwide.
     Canon depends on efficient logistics services to distribute its products worldwide. Problems with Canon’s computerized logistics systems, an outbreak of wars and friction within the operating regions or regional labor disputes, such as a dockworkers’ strike, could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in the loss of sales opportunities due to delays in delivery. Moreover, because demand for Canon’s consumer products may fluctuate throughout the year, transportation means, such as cargo vessels or air freight, and warehouse space must be appropriately adjusted to take such fluctuations into account. Failure to do so could result in either a loss of sales opportunities or the incurrence of unnecessary costs.
     In addition, the increasingly higher levels of precision required of semiconductor production equipment such as steppers and mask aligners and the resulting increase in the value and the size of this equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Due to their precise nature, even a minor shock to these products during the handling and transportation process could irreparably damage the entire product. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s high-end precision products unmarketable, costs will increase, and Canon may lose sales opportunities and the trust of its customers.
     Substantially higher crude oil prices and the supply-and-demand balance of transportation means could lead to increases in the cost of freight, which could adversely affect Canon’s results of operations.
     Canon is endeavoring to reduce carbon dioxide emissions by increasing its use of railroad and sea transportation to ship its products, combined with the reuse of import container vessels. Failure by Canon to meet its targets may adversely affect Canon’s brand, image and its business.

Risks Related to Environmental Issues
     Canon’s business is subject to environmental laws and regulations.
     Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as energy resource conservation, reduction of hazardous substances, product recycling, clean air, clean water and waste disposal. With respect to energy conservation in particular, Canon’s operating results may be adversely affected by future environmental legislation or regulations applied to energy conservation systems and international emissions trading regime, depending on the results in 2013 and onwards of the intergovernmental dialogue on global climate change.
     In other cases, such as the Directive establishing a framework for the setting of EcoDesign requirements for Energy-related Products across the European Union, detailed implementation standards responsive to environmental requirements have not yet been determined. Canon intends to comply with such standards beforehand if and when the standards are foreseen. If Canon’s current measures are deemed insufficient to satisfy such standards when released, Canon may be required to take further action and incur additional costs to comply with these regulations.
     Furthermore, rework or repair expenses may be incurred if non-qualifying products are shipped in violation of the European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS Directive”) or other legal regulations were not fully followed by parts suppliers. Such extra costs may exceed compensation from parts suppliers or coverage from insurance contracts, and could have adverse effects on Canon’s overall business and operating results.
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
     In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances from its facilities. Canon may also face liability for personal injury, property damage or natural resource damage, and clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number, success and cost of these claims could adversely affect Canon’s business and results of operations.
Risks Related to Intellectual Property
     Canon may be subject to intellectual property litigation and infringement claims, which could cause it to incur significant expenses or prevent it from selling its products.
     Because of the emphasis on product innovation in the markets for Canon’s products, many of which are subject to frequent technological innovations, patents and other intellectual property are an important competitive factor. Canon relies primarily on internally developed technology, and seeks to protect such technology through a combination of patents, trademarks and other intellectual property rights.
     Canon faces the risks that:
•	competitors will be able to develop similar technology independently;

•	Canon’s pending patent applications may not be issued;

•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may not be successful; and

•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in certain emerging markets.
     To the extent that Canon is unaware of actual or potential infringements of, or adverse claims to, its rights in such technologies, any interference with Canon’s rights to use such technologies could adversely affect its operating results.
     In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. In the event any government agency or third party were adjudicated to have a valid claim against Canon, Canon could be required to:
•	refrain from selling the relevant product in certain markets;

•	pay monetary damages;

•	pursue development of non-infringing technologies, which may not be feasible; or

•	attempt to acquire licenses to the infringed technology and to make royalty payments, which may not be available on commercially reasonable terms, if at all.
     Canon also licenses its patents to third parties in exchange for payment or cross-licensing. The terms and conditions of such licensing or changes in the renewal conditions of such licenses could affect Canon’s business.
     Canon’s businesses, corporate image and results of operations could be adversely affected by any of these developments.
     Disputes involving payment of remuneration for employee inventions may adversely affect Canon’s brand image as well as its business.
     Canon may face disputes involving payment of remuneration for employee inventions, the rights to which have been assigned to Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to remunerate employees for the assignment of employee invention rights to the company. Canon maintains company rules and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for the assignment of invention rights based on these rules. However, there can be no assurance that disputes will not arise with respect to the amount of these payments to employees. Such disputes may adversely affect Canon’s brand image as well as its business.

Other Risks
     Canon must attract and retain highly qualified professionals.
     Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain qualified personnel in development, production, sales and management for Canon’s operations. The competition for human resources in the high-tech industries in which Canon operates has intensified in recent years. Moreover, due to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. Failure by Canon to recruit and train qualified personnel or the loss of key employees could delay development or slow production, and adversely affect Canon’s business and results of operations.
     Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Canon’s business. However, it is difficult to secure the requisite expertise for specialized skill areas, such as lens processing, in a short time period. While Canon is currently undertaking a series of planning exercises in order to obtain the expertise needed for each skill area, Canon cannot guarantee that such expertise will be acquired in a timely manner and retained, and failure to do so may adversely affect Canon’s business and results of operations.
     Canon’s facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.
     Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of disaster, outage or similar disruption as a result of a variety of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsification, and disappearances of internal databases. Although Canon has implemented backup plans to permit the production of products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may be adversely affected.
     The cooperation and alliances with, strategic investments in and acquisitions of, third parties undertaken by Canon may not produce successful results. Also, unexpected emergence of strong competitors through mergers and acquisitions, may affect Canon’s business environment.
     Canon is engaged in alliances, joint ventures, and strategic investments with other companies. Canon also acquires other companies. These activities help to promote Canon’s technological development process and expand its customer base. However, weak business trends or disappointing performance by partners or targets may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners or targets to successfully define and reach common objectives. Even if Canon and its partners or targets succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or targets. Integrations of operations may take more time than expected. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return-on-investment or a reduced recoverability of the investment, driving down the operating results and financial position of Canon.
     In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of business alliances may change the competitive environment of the businesses in which Canon engages, thereby affecting Canon’s future results of operations.
     Canon may be adversely affected by fluctuations in the stock and bond markets.
     Canon’s assets include investments in publicly traded securities. As a result, Canon’s operating results and general financial position may be affected by price fluctuations in the stock and bond markets. The current volatility in financial markets and overall economic uncertainty increase the risk that the actual amounts realized in the future on Canon’s investments could differ significantly from the fair values currently assigned to them. In addition, if valuations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s operating results and consolidated financial condition.
     Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect upon Canon’ s business.
     In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes every effort to keep this information confidential through procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the parties or the employees affected, suffer harm to its reputation or be subject to liabilities or penalties under applicable statutes.
     Inadvertent disclosure of confidential information regarding new technology, would also have a material adverse effect upon Canon’s business.

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
     In the late 1950s, Canon entered the business machines field utilizing technology obtained through the development of photographic and optical products. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, faxes, laser printers, bubble jet printers, computers, video camcorders and digital cameras.
     The following are important recent events in the development of Canon’s business.
•	On September 30, 2005, Canon acquired all of the issued and outstanding shares of ANELVA Corporation, which possessed advanced vacuum technology, and made it into a subsidiary. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005. By making Canon ANELVA Corporation a subsidiary of the Company, Canon aims to promote in-house manufacturing equipment production. This in-house capacity will help differentiate Canon products from the competition in various business areas, including products manufactured as part of Canon’s recently acquired display business.

•	On October 19, 2005, Canon acquired the shares of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange Co., Ltd.), which possessed advanced automation technologies, through a tender offer and made it into a subsidiary. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005. By making Canon Machinery Inc. a subsidiary of the Company, Canon aims to make further advances in its production reform activities, including the automation of production processes for Canon products.

•	On December 27, 2006, Canon Electronics Inc. acquired the shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third party distribution and made it into a subsidiary. By making e-System Corporation into a subsidiary, Canon aims to strengthen its group’s information-related business and develop it into a core business.

•	On June 21, 2007, Canon Marketing Japan Inc. acquired the shares of Argo21 Corporation (reorganized to Canon IT Solutions Inc.) through a tender offer, and made it into a subsidiary. In addition, Canon Marketing Japan Inc. made it into a wholly-owned subsidiary on November 1, 2007 by share exchange for outstanding common stock in order to strengthen its IT solutions business.

•	On December 28, 2007, Canon acquired the shares of Tokki Corporation (listed on the JASDAQ Securities Exchange Inc.) through a tender offer, and made it into a subsidiary. With Tokki Corporation as a subsidiary, Canon aims to accelerate the development of its display business.

•	On February 27, 2008, Canon entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly-owned subsidiary of Hitachi, with the aim of accelerating ongoing development of organic light-emitting diode (“OLED”) displays, ensuring stable procurement of LCD panels and facilitating product development. Under the terms of this agreement, Canon acquired a 24.9% stake in Hitachi Displays on March 31, 2008.

•	In July 2008, Nagasaki Canon Inc. was newly established as a wholly-owned subsidiary of Canon Inc., to boost production of digital single-lens reflex (“SLR”) cameras and compact digital cameras.

•	On February 19, 2010, Canon acquired shares of OPTOPOL Technology S.A. (“OPTOPOL”, listed on the Warsaw Stock Exchange) through a tender offer and made it into a subsidiary. By making OPTOPOL into a subsidiary, Canon aims to achieve the world’s No. 1 position within the overall ophthalmic diagnostic equipment segment.

•	On March 9, 2010, Canon acquired shares of Océ N.V. (“Océ”, listed on NYSE Euronext Amsterdam) through a public cash tender offer in addition to interest Canon held before the public cash tender offer and made it into a subsidiary. By making Océ into a subsidiary, Canon aims to further strengthen its business foundation in order to solidify the position as one of the global leaders. The combination will capitalize on an excellent complementary fit in product mix, channel mix, R&D, and business lines resulting in an outstanding client offer spanning the entire industry.
     In fiscal 2009, 2008, and 2007, Canon’s increases in property, plant and equipment were ¥216,128 million, ¥361,988 million and ¥428,549 million, respectively. In fiscal 2009, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
     For fiscal 2010, Canon projects its increase in property, plant and equipment will be approximately ¥220,000 million, mainly in Japan. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
     B. Business overview
     Canon is one of the world’s leading manufacturers of network digital multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and steppers.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 78% of consolidated net sales in fiscal 2009 were generated outside Japan; approximately 28% in the Americas, 31% in Europe and 19% in other areas including Asia.
     Canon’s strategy is to develop innovative, high value-added products that incorporate advanced technologies.
     Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing the technological leadership of Canon’s products in the marketplace.
     Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risk and production costs, Canon has increased overseas production and the use of local components. Canon has manufacturing subsidiaries in variety of countries, including the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.
     As a concerned member of the world community, Canon emphasizes recycling and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also launched programs to collect and recycle used Canon cartridges and to refurbish used Canon copying machines. In addition, Canon has removed virtually all environmentally unfriendly chemicals from its manufacturing processes.

Products
     Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
- Office Business Unit -
     Canon manufactures, markets and services a wide range of monochrome network digital MFDs, color network digital MFDs, office copying machines and personal-use copying machines.
     The office-use market is subject to rapid change, and customer preferences have been shifting from monochrome to color products and from devices to services. In response to these trends, Canon has launched a new lineup of digital color MFDs offered as the imageRUNNER ADVANCE series. This series performs multiple functions, such as copying, printing, scanning, faxing and data-sharing on the Internet and customer intranets. Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. The MFD development process effectively utilizes a wide range of technologies in the fields of optics, mechatronics, electrophotography, chemistry and image processing. Canon has developed a high-performance image processing chip called “Advanced iR Controller” and an expandable and functional platform known as Multifunctional Embedded Application Platform (“MEAP”), which enables easy integration of customers’ IT environments with speedy, high-quality image processing. This integration boosts office and print-on-demand productivity and has met with the acclaim of business and professional customers.
     In fiscal 2009, sales of copying machines declined due to the lingering economic downturn. Customers experienced difficulties in obtaining credit and businesses exercised stricter control over their capital expenditure and IT investment, leading to delayed purchasing decisions. Sales of monochrome office imaging products and color network digital MFDs have been affected by this economic climate.
     Canon launched the imageRUNNER ADVANCE series in fiscal 2009, a new document service platform that blends hardware, software and services for use in advanced modern business environments. It seamlessly bridges the distance between user and multifunction printer to transform business and digital communications. With this new series, Canon expanded its color MFD offerings with products such as the imageRUNNER ADVANCE C9075PRO, imageRUNNER ADVANCE C7065 and imageRUNNER ADVANCE C5051, further expediting the shift from monochrome to color.
     In concert with the introduction of the imageRUNNER ADVANCE series, Canon announced the launch of Canon Managed Document Services (“Canon MDS”), a unified global initiative for outsourced printing and document management services, setting a new standard for delivering managed print services to regional and global customers. The Canon MDS offering leverages innovative technologies and tools that uniquely combine Canon’s developed device functions, software solutions and professional service capabilities. With Canon MDS, Canon will help customers improve their office efficiency and reduce total cost of ownership.
     In fiscal 2009, Canon announced an expanded alliance with Hewlett-Packard. By improving cooperation between the two companies in terms of product lines and services structure, Canon and Hewlett-Packard will continue to offer unmatched office workflow solutions that are highly responsive to client needs.
     Canon offers color network digital MFDs for users ranging from professional graphic designers to business offices. The trend in the printing industry is gradually moving away from long-run printing using expensive machinery to short-run printing-on-demand and variable data printing. Canon’s high-end network digital MFDs and color network digital MFDs are available in the print-on-demand market. The imagePRESS 6000/7000 series and the imagePRESS C1+ launched in the market earlier continue to meet with commercial success. Canon has leveraged the strength of the color imagePRESS by designing a new product based on the core architecture of the imagePRESS line to make an entrance into the high-end monochrome market with the introduction of imagePRESS 1135/1125/1110 series.
     Canon has a leading market share in monochrome MFDs and copying machines, including machines for personal use.
     Developed and fostered by Canon, laser printers are standard output peripherals for offices. Canon’s laser printers are relatively small in size and have high-quality printing capabilities attributable to Canon’s expertise with the relevant technologies. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its laser printers easy to maintain. Most of Canon’s laser printer sales are made on an original equipment manufacturer (“OEM”) basis.
     On a global basis, the production and sales of monochrome and color laser printers, mainly low-end products, expanded rapidly and achieved unit growth in excess of 10% in each of 2005, 2006 and 2007. However, unit growth of both monochrome and color laser printers was negative in fiscal 2008 and 2009 due to the economic downturn in Japan and abroad.
     Canon continued to strengthen its large format printer portfolio in fiscal 2009 with the release of four new models, in order to establish a strong position in this market. However, due to the effects of the worldwide economic downturn, the market for large format printers has contracted and unit sales of Canon’s products have also declined compared to the previous year.
     The Office Business Unit also includes the related sales of paper and chemicals, service and replacement parts.
-Consumer Business Unit -
     Canon manufactures and markets digital cameras and digital video cameras as well as lenses and various other camera accessories.
     Due to the economic downturn, the size of the global compact digital camera market is believed to have shrunk by approximately 10% year-on-year in fiscal 2009. Against this background, Canon has continued to maintain its overwhelming position at the top of the industry by bringing fifteen new models to market, including the PowerShot G11 and PowerShot S90, which combine high-ISO sensors with the DIGIC 4 image processor in a “dual clear system” greatly reducing noise while expanding dynamic range, and the PowerShot SD980 IS DIGITAL ELPH (referred to as the “IXY DIGITAL 930 IS” in Japan and as the “DIGITAL IXUS 200 IS” elsewhere), with a touch panel display that allows for simple and intuitive operations.
     At the same time, in the SLR market, Canon has included full HD video functions across entire EOS series ever since the release of the 5D Mark II in 2008. The full HD video functions of the EOS series have been highly rated and are considered to be a new standard specification for digital SLR cameras, with well-known movie directors adopting EOS models for use in shooting films.
     Canon introduced three new products in fiscal 2009, further strengthening its lineup:
     In the entry-level class, Canon released the EOS Rebel T1i (“Kiss X3” in Japan and “500D” elsewhere) in April, a product that is selling well in all markets. The EOS Rebel T1i features an approximately 15-megapixel APS-C size CMOS sensor and DIGIC 4. Canon also enjoyed strong results with respect to the previously released EOS Rebel XSi (“Kiss X2” in Japan and “450D” elsewhere) and Rebel XS (“Kiss F” in Japan and “1000D” elsewhere) models as both of which continue to meet with commercial success due to their excellent basic specifications and affordability. The synergistic effect of these entry-level models is contributing to an increase in sales.

     In the mid-range product class, Canon released the EOS 7D in September with an approximately 18-megapixel APS-C size CMOS sensor and two high-performance DIGIC 4 image processors. Not only does the EOS 7D offer a high degree of functionality, it was designed considering the importance of user-friendliness and the joy of ownership in mind and has consequently achieved a commensurate reputation. In addition, the EOS 50D and EOS 5D Mark II released in fiscal 2008 also continue to sell well, contributing to Canon’s increased share of the mid-range market segment.
     Canon released the EOS-1D Mark IV for professionals in December. This model includes a newly developed approximately 16-megapixel APS-H size CMOS sensor and dual DIGIC 4 and features an expanded range of ISO settings for normal use between 100 and 12800, achieving beautiful images with low noise levels throughout the entire ISO range.
     Although the market for interchangeable lenses used in SLR cameras grew, the overall market declined during the first half of fiscal 2009 due to the economic downturn starting in the fourth quarter of fiscal 2008. While the market began to recover in the second half of the year, Canon’s lens division still experienced a decline in revenue compared with the previous year. Canon introduced a total of five new interchangeable lens models in fiscal 2009 and now offers more than sixty different lenses for the EF series. Canon’s technological position (including the development of diffractive optical elements, image stabilizers and ultrasonic motors) has helped Canon to maintain a decisive competitive edge over other manufacturers. These high-performance, high-quality lenses give Canon’s digital SLR cameras an excellent image quality, and contribute greatly to Canon’s business results. Canon is releasing a variety of interchangeable lenses to satisfy user needs in the digital SLR camera market. This market is expected to grow and Canon aims to continue to improve its lens sales and market share.
     In fiscal 2008, Canon introduced a series of flash memory models to the digital video camera market ahead of its competitors. In fiscal 2009, Canon strengthened its lineup by launching a series of flash memory models. The top-of-the-line model, which aims to provide the best image quality in the world using an approximately 8-megapixel sensor, and a core model, which offers full HD, high-quality images in a compact size. These models have contributed to Canon’s brand reputation and continue to receive a number of accolades and awards. Despite the current slowdown in the overall digital video camera market, the trends toward HD and flash memory are proceeding steadily, and Canon’s product concepts have enjoyed a positive reception worldwide.
     In the business LCD projectors category, Canon has been supporting the trend toward brighter and higher resolution images with LCOS panels featuring next-generation display elements and proprietary optical systems, starting with products released in January 2009. Although growth in the high-resolution market has not yet accelerated to the extent predicted, Canon intends to play a trailblazing role in every market segment where the trend is toward ever-higher resolutions, creating markets for displays and preparing for the expected expansion of the high-resolution market.
     As the inventor of bubble jet printing technology, Canon believes it continues to provide customers with the best performing inkjet printer models. Canon offers high-performance and high value-added multifunction and single function inkjet printers. In response to intense competition in this segment, Canon launched a new lineup of multifunction printers (“MFP”) and single function printers in fiscal 2009. The new models span the spectrum from entry-level to professional use and expand Canon’s lineup of wireless MFPs. All of these models feature print heads based on Canon Full-photolithography Inkjet Nozzle Engineering (“FINE”) technology, which boosts print speed and image quality up to 9600 x 2400 dpi, and the ChromaLife100+ system, which provides high quality and long-lasting photo images using a combination of genuine ink and paper. Canon PIXMA photo printers offer many advanced features, including two-way paper feeding, two-sided duplex printing, Easy-Scroll Wheel, Quick Start and Auto-Image Fix feature which makes printer operation much easier. Canon’s advanced printer lineup has led to increased unit sales.
     Canon markets a wide variety of scanners for a broad spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (“CIS”) and scanners with Charge-Coupled Devices (“CCD”) for high resolution. CIS is a close-contact method that allows for a significant reduction in scanner weight and size. Canon has applied its expertise to developing space-saving and energy-efficient scanners, as well as easy personal computer connections via universal serial bus interfaces. Although the scanner market has continued to shrink and has shifted toward MFPs, Canon has maintained a high market share through continued introduction of new scanner models.
     Canon is the global market leader in the market for television lenses used for sports, news events, concerts and studio broadcasts. Canon firmly maintained its position as the leader of the broadcast TV lens market in fiscal 2009, in part by introducing super-wide angle HDTV lenses that are first in their class. In addition, Canon’s TV lenses are used in large numbers at major events around the world and continue to deliver thrilling true depictions of events to television viewers. A large number of Canon television lenses were used at the Winter Olympics in Vancouver and will also be used at this year’s FIFA World Cup soccer matches in South Africa.
- Industry and Others Business Unit -
     The size of the global stepper market has shrunk from approximately six hundred units annually in 2007 to fewer than two hundred units in recent years. These conditions are expected to continue due to drastic changes in the structure of the semiconductor device market. Canon has begun to rationalize its scale and structure in response to the shrinking market, and progress has been made in bringing Canon’s production more in line with market trends. Canon has created consistent systems responsible for each stepper model and has integrated production and sales so that customer needs may be quickly incorporated into product development.
     Similarly, the global market for mask aligners for LCD panels fell to approximately sixty units in 2009, roughly half the size of the market in 2008. Canon is working to reduce lead times for procurement, production and installation, while bolstering systems that allow for more flexible production. Competition in the LCD production equipment industry has grown fierce. Against this difficult background, Canon has secured profits by winning most of the major deals in South Korea as well as many significant deals in China. Canon has been able to capture a commanding share of the South Korean market with the MPAsp-H700 series of large mask aligners, which supports seventh and eighth generation glass plates. The MPAsp-H700 has helped to improve customer productivity through speedy installation at existing factories. Solid sales of the MPA-7800+, a remodeled version of the fifth generation model have helped Canon to seize a large share of the Chinese market.
     Medical imaging equipment sold by Canon includes X-ray image sensors, retinal cameras, autorefractometers and image-processing equipment for computerized systems. Canon’s pioneering digital radiography system takes X-ray photography and medical imaging into the digital age.
     Other Canon products such as electronic components are sold primarily to equipment manufacturers. These components include magnetic heads for audio and video tape recorders and micro-motors for printers and other components.
     Canon also offers business information products, which primarily consist of personal computers, servers, document scanners, calculators and micrographic equipment.
     With the trend toward digitization, the demand for scanning documents into text or image data is expanding. Canon’s document scanners rapidly and efficiently digitize large volumes of printed information. Canon offers a wide range of scanner models, including color capable compact sheet-fed types and a flatbed model suitable for scanning book format documents. Canon also offers a hybrid model that can create microfilm records. Canon’s diverse lineup seeks to meet increased demand by business customers for digitizing office documents, which enables such customers to share documents across Internet or intranet platforms or to capture forms with optical character recognition.

     Canon’s calculator operations—from development to production to marketing—are centered in Hong Kong. Canon’s tradition of technological innovation began with its focus on personal information products, including calculators with built-in printers and electronic dictionaries. Canon continues to develop distinct and appealing personal information products that reflect demand trends.
     Personal computers and servers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.
Marketing and distribution
     Canon sells its products primarily through subsidiaries organized under regional marketing subsidiaries. These regional marketing subsidiaries are as follows: Canon Marketing Japan Co., Inc. in Japan; Canon U.S.A. Inc. in North and South America; Canon Europe Ltd. and Canon Europa N.V. in Europe, Russia, Africa and the Middle East; Canon China Co., Ltd. in Asia outside Japan; and Canon Australia Pty. Ltd. in Oceania. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities. Each subsidiary provides tailor-made solutions to a diverse range of unique customers and aims to advance Canon’s reputation as a highly trusted brand.
     In Japan, Canon sells its products primarily through Canon Marketing Japan Co., Inc., mainly to dealers and retail outlets.
     In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada, Inc. and Canon Latin America, Inc., mainly to dealers and retail outlets.
     In Europe, Canon sells its products primarily through Canon Europa N.V., which sells mainly through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by several subsidiaries such as Canon (U.K.) Ltd. in the United Kingdom and Canon France S.A.S. in France.
     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users by Canon Australia Pty. Ltd. in Australia.
     Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During fiscal 2009, such sales constituted approximately 20% of Canon’s consolidated net sales, which was approximately the same as the previous fiscal year.
     Canon continues to enhance its distribution system by promoting the continuing education of its sales personnel and by improving inventory management and business planning through weekly analysis of sales data.
Service
     In Japan and overseas, product service is provided in part by independent retail outlets and designated service centers that receive technical training assistance from Canon. Canon also services its products directly.
     Most of Canon’s business machines carry warranties of varying terms, depending upon the model and country of sale. Cameras and camera accessories carry a limited one-year warranty.
     Canon services its copying machines and supplies replacement drums, parts, toner and paper. Most customers enter into a maintenance service contract under which Canon provides maintenance services, replacement drums and parts in return for stated amount of the contract plus a per copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.
Seasonality
     Canon’s sales for the fourth quarter are typically higher than those in the other three quarters, mainly due to strong demand for consumer products, such as cameras and inkjet printers, during the year-end holiday season.
     In Japan, corporate demand for office products peaks in the first quarter, as many Japanese companies end their fiscal years in March. Sales also tend to increase at the start of the new school year in each of the respective regions.
Sources of supply
     Canon purchases materials such as glass, aluminum, plastic, steel and chemicals for use in various product components and in the manufacturing process. Canon procures raw materials from all over the world and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability and financial condition.
     Prices of some raw materials fluctuate according to market trends. In fiscal 2009, the market for raw materials was stable due to a decline in crude oil prices beginning in the second half of 2008 and stagnant demand. Although there is a possibility that prices of crude oil and raw materials will gradually increase, Canon believes it will be able to continue procuring sufficient quantities of raw materials to meet its needs.

NET SALES BY SEGMENT

	Years ended December 31
	2009	change	2008	change	2007
	(Millions of yen, except percentage data)
Office	¥1,645,076	-26.8%	¥2,246,609	-9.3%	¥2,477,518
Consumer	1,301,160	-10.6	1,456,075	-8.3	1,587,952
Industry and Others	357,998	-31.5	522,405	-5.0	549,983
Eliminations	(95,033)	—	(130,928)	—	(134,107)

Total	¥3,209,201	-21.6%	¥4,094,161	-8.6%	¥4,481,346

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2009	change	2008	change	2007
	(Millions of yen, except percentage data)
Japan	¥702,344	-19.1%	¥868,280	-8.4%	¥947,587
Americas	894,154	-22.6	1,154,571	-13.6	1,336,168
Europe	995,150	-25.8	1,341,400	-10.5	1,499,286
Other areas	617,553	-15.4	729,910	4.5	698,305

Total	¥3,209,201	-21.6%	¥4,094,161	-8.6%	¥4,481,346

Competition
     Canon encounters intense competition in all areas of its business throughout the world. Canon’s competitors range from some of the world’s major multinational corporations to smaller, highly specialized companies. Canon competes in a number of different business areas, whereas many of its competitors focus on one or more individual areas. Consequently, Canon may face significant competition from entities that apply greater financial, technological, sales and marketing or other resources than Canon to their activities in a particular market segment.
     The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that its ability to compete effectively depends in large part on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices.
     The competitive environments in which each product group operates are described below:
Office Business Unit
     The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Holdings, Inc.; Hewlett-Packard Company; and Lexmark International Inc. Canon believes that it is one of the leading global manufacturers of digital network MFPs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated client needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In China, the current market leaders for business machines are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels. In the office color market, Ricoh, Xerox and Konica Minolta have been very aggressive especially in Europe and the United States, and competition in this market has become fierce.
Consumer Business Unit
     In addition to the traditional camera manufacturers, electrical appliance manufacturers also started aggressively launching digital SLR products in fiscal 2008. Nevertheless, Canon has continued to invest aggressively in competitive new products and intends to maintain its leadership position in this market. Canon’s primary competitors in the SLR camera market are Nikon Corporation, Sony Corporation and Panasonic Corporation.
     Canon’s primary competitor in the digital SLR interchangeable lens market is Nikon Corporation. Another major competitor is Sigma Corporation, which produces lenses for use with Canon’s digital SLR products. The compact digital camera market is extremely competitive due to the large number of companies releasing inexpensive compact digital cameras.
     The trend toward a decline in market prices in the compact digital camera market is expected to continue in 2010. Market contraction and exchange rate fluctuations caused by the financial crisis are having a major impact, resulting in a severe profit profile in the digital camera market. Despite these difficulties, Canon will continue to take advantage of its status as the number one brand in the industry, along with its economies of scale, in order to maintain profitability. Canon’s primary competitors in the compact digital camera market are Sony Corporation; Nikon Corporation; Panasonic Corporation; Fujifilm Co., Ltd.; Samsung Electronics Co., Ltd.; Olympus Corporation; Hoya Corporation; Eastman Kodak Company; and Casio Computer Co., Ltd.
     Canon’s primary competitors in the digital video camera market are Sony Corporation, Matsushita Electric Industrial Co.; Ltd., Victor Company of Japan, Ltd.; Sanyo Electric Co., Ltd.; and Samsung Electronics Co., Ltd.
     Canon’s primary competitors in the inkjet printer market are Hewlett-Packard Company and Seiko Epson Corporation.
Industry and Others Business Unit
     Severe competition continues in the markets for steppers and scanners used in the production of semiconductor devices and LCD panels. In order to produce steppers that are capable of ultra-fine processing, integration of advanced optical, control and system technologies is necessary along with continued investment in technological development. The main competitors in this market are Nikon and ASML Holdings N.V. (only in the market for steppers). Canon has helped its customers hold down equipment investment expense by continuously improving the cost performance of steppers using i-line and KrF laser light sources. In particular, the i-line has captured a large share of the global market. Canon has also been meeting the needs of image sensor manufacturers by quickly adapting to various unique specifications.
     Canon’s mask aligners for LCD panels with a common platform offering excellent productivity and reliability have captured large shares of the industry-leading South Korean market and the promising Chinese market.
Patents and licenses
     Canon holds a large number of patents, design rights and trademarks in Japan and abroad to protect proprietary technologies stemming from its research and development activities. Canon utilizes these intellectual property rights as important strategic management tools. For example, Canon leverages its intellectual property rights to expand its product lines and business operations and to form alliances and exchange technologies with other companies.
     Canon has granted licenses with respect to its patents to various Japanese and foreign companies, most often with respect to electrophotography, laser printers, multifunction printers, facsimile machines and cameras.
     Companies that Canon has granted licenses to include:

Oki Electric Industry Co., Ltd.	(LED printers, multifunction printers and facsimile machines)
Panasonic Corporation	(electrophotography)
Ricoh Company, Ltd.	(electrophotography)
Sanyo Electric Co., Ltd.	(electronic camera)
Samsung Electronics Co., Ltd.	(laser printers, multifunction printers and facsimile machines)
Kyocera Mita Corporation	(electrophotography)
Konica Minolta Holdings, Inc.	(business machines)
Sharp Corporation	(electrophotography)
Brother Industries, Ltd.	(electrophotography and facsimile machines)
     Canon has also been granted licenses with respect to patents held by other companies.

     Companies that have granted licenses to Canon:

Jerome H. Lemelson Patent Incentives, Inc.	(computer systems, image recording apparatus and communication apparatus)
Energy Conversion Devices, Inc.	(solar battery)
Honeywell International Inc.	(camera and video products)
Gilbert P. Hyatt U.S. Philips Corporation	(microcomputer)
Applied Nanotech Holdings, Inc.	(FED technology)
St. Clair Intellectual Property Consultants, Inc.	(selection of digital camera’s image format)
     Canon has also entered into cross-licensing agreements with other major industry participants.
     Companies that Canon has entered into cross-licensing agreements with:

International Business Machines Corporation	(information handling systems)
Hewlett-Packard Company	(bubble jet printers)
Xerox Corporation	(business machines)
Panasonic Corporation	(video tape recorders and video cameras)
Eastman Kodak Company	(electrophotography and image processing technology)
Ricoh Company, Ltd.	(electrophotography products, facsimile machines and word processors)
Seiko Epson Corporation	(information-related instruments)
     Canon has placed a high priority on the management of its intellectual property. This is part of its management strategy aimed at enhancing its global business operations. Some products that are material to Canon’s operating results, incorporate patented technology. These technologies are critical to the continued success of these products and typically incorporate technology from dozens of different patents. However, Canon does not believe that its business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon, any particular patent, copyright, license or intellectual property rights or group thereof.
Environmental regulations
     Canon is subject to a wide variety of laws, regulations and industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation and environmental health and safety. Some of the environmental laws that affect Canon’s businesses are summarized below.
1.	Kyoto Protocol to the United Nations Framework Convention on Climate Change
     Calendar year 2009 was the second year of the first commitment period (2008-2012) under the Kyoto Protocol. In order to ensure that Japan achieves the numerical target set by the Kyoto Protocol for the first commitment period (i.e., reduction of total carbon dioxide emissions by an average of 6% from the level in calendar year 1990), the Japanese Government is calling on the manufacturing, transport, services and household sectors to take further action for energy conservation.
     The revised Energy Saving Law in Japan (Law Concerning the Rational Use of Energy) and the revised Act on Promotion of Global Warming Countermeasures will take effect wholly in April 2010. These laws require business operators to report their energy consumption and medium-term energy conservation plans in an effort to encourage energy efficiency. The Japanese government is also implementing multi-faceted measures to reduce emissions, including the granting of a “domestic credit” to any large company that helps small and medium enterprises to conserve energy. This credit is expected to provide substantial incentives, as it will be deemed an emission reduction for participating companies. Trial implementation of an emissions trading scheme was launched in October 2008. Under this scheme, it was confirmed in December 2009 that all of the year 2008 target-setting companies achieved their targets.
     Despite the economic downturn, Canon has been working to achieve its voluntary action plan target (which is consistent with the plan of the Electrics and Electronics Industrial Associations) and has been strengthening its group structure to comply with revised environmental laws. Canon has been participating in the trial emissions trading scheme and has been conducting improvements in energy efficiency, to respond rapidly to any future energy conservation requirements. However, these activities could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
2.	Post-Kyoto Initiatives
     In September 2009, the Japanese government announced its conditional commitment to a 25% reduction of CO2 emissions from the calendar year 1990 level by 2020. The announcement was made in the interest of concluding an agreement to establish binding CO2 emission reduction targets at the Fifteenth Conference of the Parties to the United Nations Framework Convention on Climate Change (“COP15”), which was held in December 2009. The United States, the European Union and China have also indicated their respective targets; however, results of the COP15 negotiations have not been clarified and the agenda has been postponed to a future conference. It remains unclear how a legally binding scheme will be implemented in those countries, including Japan.
     Canon continues to pursue CO2 emission reductions through energy efficient product design, logistics and factory operations on the basis of its understanding of the COP15 discussions. However, its efforts could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
3.	Soil Pollution Prevention Law of Japan
     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment, went into effect in February 2003. The law requires certain landowners to engage certain designated organizations to perform a soil investigation to measure the level of soil pollution when land is transferred or converted to a new use. The results of such investigation are reported to the governor of the prefecture where the land is located. If soil pollution does not fall within legally specified standards, the governor may declare the land to be “a designated area,” publicly announce such designation and make the investigation report available upon request. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloro ethylene. If the results of an investigation show that there is a likelihood that the soil of the investigated area may affect human health, the governor may issue an order to the landowner to take remedial actions. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations determine that remedial measures are necessary. These factors could adversely affect Canon’s results of operations and financial condition.
     See “Risk Factors—Risks Related to Environmental Issues—Environmental cleanup and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”

4.	Law for Promotion of Effective Utilization of Resources
     The Law for Promotion of Effective Utilization of Resources, administered by the Japanese Ministry of Economy, Trade and Industry, was enacted in April 2001 and is currently being reevaluated and may be revised. This law requires manufacturers of “specified reuse-promoted products,” including copying machines, to promote the use of recyclable resources and recovered products (designing and manufacturing products that may be easily reused or recycled). The coverage and requirements of the law may be expanded to other products such as printers and could adversely affect Canon’s results of operations.
5.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”) and Directive on Waste Electrical and Electronic Equipment (“the WEEE Directive”)
     These two directives were published in the Official Journal of the European Union on February 13, 2003. Member states were required to enact laws necessary to comply with these directives by August 13, 2004. From July 1, 2006, companies have been required to ensure that electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon adapted its products so that they do not contain the prohibited hazardous substances.
     The WEEE Directive requires that companies selling electrical and electronic equipment bearing their trade names in the European Union after August 13, 2005 must arrange and pay for the collection, treatment, recycling, recovery and disposal of their equipment. Canon has become a member company of collective compliance schemes in each member state of the European Union and has achieved the required recycling levels for electrical and electronic equipment waste.
     The European Union is reviewing both the WEEE and the RoHS directives. After 2010, when tighter restrictions may be enforced, Canon’s costs could increase due to a need to develop and adopt substitute materials or processes. Such increased costs may have an adverse effect on its results of operations.
6.	European Framework for the Management of Chemical Substances (“REACH Regulation”)
     On December 30, 2006, the REACH Regulation was published in the Official Journal of the European Union, and implemented on June 1, 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union.
     All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. Registration requires disclosure of information about usage and chemical characteristics. The registration of new chemicals commenced in June 2008. For chemical substances in use before “existing chemicals,” “pre-registration” was accepted from June 1 to December 1, 2008. Substances that were not pre-registered cannot be used until formally registered. Pre-registered substances are subject to compliance with formal registration procedures according to their quantity and hazardous properties. Canon uses some chemicals which are subject to pre-registration requirements and has completed the necessary pre-registrations.
     If certain substances are contained in an article, the substances must be communicated to the recipient or consumer of the article. This requirement has been in place since October 2008. Furthermore, starting in 2011, certain cases will require the notification of European Chemical Agency as to more specific information. Canon has been implementing these requirements under the REACH Regulation, which could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
7.	The European Framework for the Setting of Requirements for Energy-Related Products (ErP Directive)
     The European Union published the EuP Directive on July 22, 2005 (and revised as ErP Directive on November 20, 2009). Member states were required to enact laws necessary to comply with the directive by August 11, 2007 (and November 20, 2010 for ErP). This framework directive applies to all energy-using products, and implementing measures for specific product categories must be adopted by each European Union member state. Until these implementing measures are issued, it is difficult to predict the effects of the ErP Directive. However, Canon expects that the implementing measures for off-mode and standby mode, External supply, Imaging Equipment, Network stand-by and Sound Imaging equipment (including, Beamers) start becoming effective from calendar year 2010 and later (expected until 2012). Canon is continuing its preparations to comply with the ErP Directive, but achieving compliance is likely to increase Canon’s costs.
8.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products
     Electrical and electronic equipment recycling laws have been enacted or proposed in more than twenty American states. Most such laws cover only displays or television sets. However, some states, such as Illinois, Michigan and Hawaii, and others, require manufacturers to bear the costs of collection and recycling of printers and other products made by Canon. Canon expects that compliance with such state requirements might increase its costs, such as recycling fees and product guarantees.
9.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products
     The Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products on February 28, 2006. These measures are modeled on the European Union RoHS Directive described above and regulate six substances: lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyls and polybrominated diphenyl ethers in electronic information products. The measures establish two stages of implementation. Stage 1 was implemented for products manufactured on or after March 1, 2007. Almost all Canon products were covered by this regulation.
     To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. In addition, each product’s environmental protection use period (“EPUP”) must be stated within its recycling mark and include the production date. Packaging material markings must be displayed on the boxes of the covered products.
     Stage 2 requires that the contents of six regulated substances in specific electronic information products (as specified by the Chinese Government in the “list for emphasized management”) to be restricted by limitations similar to the European Union RoHS Directive. A China-specific compulsory product certification system will be introduced for such products. Standards to implement these measures and the “emphasized management list” are under discussion, including with regard to printers.
     If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse affect on its results of operations and financial condition.

10.	Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products
     The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government on February 25, 2009. This regulation concerns the management of recycling and disposal activities with regard to waste electrical and electronic products in the interest of promoting comprehensive utilization of resources and the development of a circular economy. Producers and importers will be required to pay a fee to a government fund. This regulation will be implemented on January 1, 2011; however, the list of products falling under the waste electrical and electronic products catalogue has not yet been issued, and the funding scheme remains under review. Four types of household appliances, personal computers and possibly printers have been considered products that may fall under the scope of the regulation.
     If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse affect on its results of operations and financial condition.
11.	Other Environmental Regulations
     In addition to those described above, various environmental regulations may have been promulgated or enacted by European Union member states, states of the United States, developing countries or others. Compliance with any such additional regulations may increase Canon’s costs and may adversely affect Canon’s results of operations and financial condition.
     C. Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2009, Canon had 241 consolidated subsidiaries and 15 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2009.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	55.2%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 25 plants in Japan and 16 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2009 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Headquarters, Tokyo	2,557	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training & administration

Kawasaki Office, Kanagawa	1,223	R&D and manufacturing of production equipment and molds, R&D in semiconductor devices

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	155	Quality Engineering

Oita Office, Oita	199	Manufacturing of semiconductor devices

Yako Development Center, Kanagawa	903	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	2,748	Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,370	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,145	Manufacturing of LCD production equipment

Oita Manufacturing Training Center, Oita	75	Training for enhancing practical technologies and skills of production division

Canon Electronics Inc., Saitama and Gunma	1,269	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki, and Fukui	967	Large format inkjet printers, business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,634	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	142	Optical crystals (for steppers, cameras, telescopes) and vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Chemicals Inc., Ibaraki	2,090	Toner cartridges and rubber functional components

Canon Components Inc., Saitama	565	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,204	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,092	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	3,110	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	638	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	512	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	448	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	441	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	153	Digital cameras

Canon Mold Co., Ltd., Ibaraki	106	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	714	Production equipment for electron devices, Flat Panel Display and semiconductors

Canon Machinery Inc., Shiga	615	Automated production equipment and semiconductor production-related equipment

Tokki Corporation, Niigata	192	Vacuum technology-related equipment

SED Inc., Kanagawa	1,074	Flat-screen SED (Surface-conduction Electron-emitter Display) panels

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)
[Europe]

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Manufacturing and recycling of toner cartridges

[Americas]

Canon Virginia, Inc., Virginia, U.S.	1,676	Toner cartridges, molds and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

[Asia]

Canon Inc., Taiwan, Taiwan	653	Lenses, digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,741	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	752	Laser printers, MFPs, digital cameras and contact image sensors

Tianjin Canon Inc., Tianjin, China	148	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya, Thailand	1,700	Inkjet printers, MFPs and scanners

Canon Engineering Thailand Ltd., Ayutthaya, Thailand	129	Molds and plastic injection mold parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	496	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,207	Inkjet printers, laser printers, MFPs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,097	Copying machines

Canon Finetech (Suzhou) Business Machines Inc., Suzhou, China	392	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	600	Copying machines and laser printer peripherals
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.
Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Kawasaki Office, Kanagawa	New R&D building

Oita Canon Materials Inc., Oita	New production base* (Office business unit) *To be leased to Oita Canon Materials Inc. by the Company

Canon Inc., Toride Plant, Ibaraki	New production base (Office business unit)

Nagasaki Canon Inc., Nagasaki	New administration and welfare Building* / New production base* (Consumer business unit) *To be leased to Nagasaki Canon Inc. by the Company

Canon Chemicals Inc., Ibaraki	New production base* (Office business unit) *To be leased to Canon Chemicals Inc. by the Company
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
      A. Operating Results
     The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.
Overview
     Canon is one of the world’s leading manufacturers of copying machines, laser printers, inkjet printers, cameras, steppers and aligners. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit.
Economic environment
     Looking back at the global economy in fiscal 2009, although the year began amid an unprecedentedly harsh business climate, economic stimulus measures implemented by different countries have started to yield results, leading to moderate recoveries as the second half of the year approached. Although countries such as China and India, whose economies have rapidly grown in prominence, maintained their stable growth largely owing to increased consumer spending, developed countries such as Japan, the United States and European nations all recorded negative growth for the first time since the end of World War II, leading to negative growth overall around the globe.
Market environment
     As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for both color and monochrome models of network digital multifunction devices (“MFDs”) decreased in each region. While sales for laser printers also remained weak, dropping below the year-ago level, the rate of decline gradually narrowed toward the second half of the year. As for the consumer products market, while demand for compact digital cameras remained sluggish and prices continued to decline, demand for digital single-lens reflex (“SLR”) cameras displayed solid growth especially in overseas markets. With regard to inkjet printers, although demand continued to be slack, which led to a reduction in market size compared with the previous year, conditions started to improve toward the end of the year. In the industry and others market, demand for steppers, utilized in the production of semiconductors, declined significantly while demand for aligners, used to produce liquid crystal display (“LCD”) panels, also slowed but showed signs of a recovery heading into the next fiscal year. The average value of the yen during the year was ¥93.21 to the U.S. dollar, a year-on-year appreciation of approximately ¥10 or 10%, and ¥130.46 to the euro, a year-on-year appreciation of approximately ¥21 or 14%.
Summary of operations
     Although the markets for consumer products such as cameras and inkjet printers are clearly bottoming out amid the significantly stronger yen, which has had an impact on all of the Company’s businesses, net sales for the year totaled ¥3,209.2 billion, a year-on-year decline of 21.6%, mainly due to the effects of reduced sales volumes of office products throughout the year. Income before income taxes totaled ¥219.4 billion, a year-on-year decline of 54.4%, while net income attributable to Canon Inc. also decreased by 57.4% to ¥131.6 billion.
Key performance indicators
     The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2009	2008	2007	2006	2005
Net sales (Millions of yen)	¥3,209,201	¥4,094,161	¥4,481,346	¥4,156,759	¥3,754,191
Gross profit to net sales ratio	44.5%	47.3%	50.1%	49.6%	48.5%
R&D expense to net sales ratio	9.5%	9.1%	8.2%	7.4%	7.6%
Operating profit to net sales ratio	6.8%	12.1%	16.9%	17.0%	15.5%
Inventory turnover measured in days	39 days	47 days	44 days	45 days	47 days
Debt to total assets ratio	0.3%	0.4%	0.6%	0.7%	0.8%
Canon Inc. stockholders’ equity to total assets ratio	69.9%	67.0%	64.8%	66.0%	64.4%
Note: Inventory turnover measured in days; Inventory divided by net sales for the previous six months, multiplied by 182.5.
-Revenues-
     As Canon pursues to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a much less extent, provision of services associated with its products. Sales vary depending on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers the evaluation of net sales by product group to be important for the purpose of assessing Canon’s sales performance in various product groups, taking into account recent market trends.
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
     Inventory turnover measured in days is a KPI because it measures the adequacy of supply chain management. Inventories have inherent risks of becoming obsolete, physically ruined or otherwise decreasing significantly in value, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is crucial to continue reducing inventories and decrease production lead times in order to promptly collect related product expenses by strengthening supply chain management.
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
     Canon Inc. stockholders’ equity to total assets ratio is another KPI for Canon. Canon believes that its stockholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising stockholders’ equity ratio indicates that Canon has maintained a good status or further improved the constitution to fund debt obligations and other unexpected expenses. In the long-term, Canon will be able to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its research and development activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of its stockholders’ equity to total assets ratio.
Critical accounting policies and estimates
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. Canon believes that the following are the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
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
     Revenue from sales of office products, such as office network digital multifunction devices and laser printers, and consumer products, such as digital cameras and inkjet multifunction peripherals, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.
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
     Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and the related revenue is recognized ratably over the lease term. When equipment leases are bundled with product maintenance contracts, revenue is first allocated considering the relative fair value of the lease and non-lease deliverables based upon the estimated relative fair values of each element. Lease deliverables generally include equipment, financing and executory costs, while non-lease deliverables generally consist of product maintenance contracts and supplies.
     For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting. Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.
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
Allowance for doubtful receivables
     Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. Canon maintains an allowance for doubtful receivables for all customers based on a variety of factors, including the length of time receivables are past due, trends in the overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

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
     In preparing its financial statements for fiscal 2009, Canon estimated a weighted-average discount rate of 2.4% for Japanese plans and 5.3% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.7% for Japanese plans and 6.2% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
     Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 9%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.
     Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2010, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥2,661 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.
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

Consolidated results of operations
Fiscal 2009 compared with fiscal 2008
     Summarized results of operations for fiscal 2009 and fiscal 2008 are as follows:

	2009	Change	2008
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,209,201	-21.6%	¥4,094,161
Operating profit	217,055	-56.2	496,074
Income before income taxes	219,355	-54.4	481,147
Net income attributable to Canon Inc.	131,647	-57.4	309,148

Net income attributable to Canon Inc. stockholders per share:
Basic	106.64	-56.7	246.21
Diluted	106.64	-56.7	246.20
Note: See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2009 totaled ¥3,209,201 million, representing a 21.6% decrease from the previous fiscal year. Although the markets for such consumer products as cameras and inkjet printers are clearly bottoming out amid the significantly stronger yen, which has had an impact on all of the Company’s businesses, the decrease in sales mainly reflected the effects of reduced sales volumes of office products throughout the year.
     Overseas operations are significant to Canon’s operating results and generated approximately 78% of total net sales in fiscal 2009. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
     The average value of the yen in fiscal 2009 was ¥93.21 to the U.S. dollar, and ¥130.46 to the euro, representing an appreciation of about ¥10 or 10% to the U.S. dollar, and a significant appreciation of approximately ¥21 or 14% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively impacted net sales by approximately ¥249,500 million in 2009. This unfavorable impact was comprised of approximately ¥116,800 million for U.S. dollar denominated sales, ¥114,800 million for euro denominated sales and ¥17,900 million for other foreign currency denominated sales.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses along with rent expenses. The ratio of cost of sales to net sales for fiscal 2009 and 2008 was 55.5% and 52.7%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2009 decreased by 26.3% to ¥1,427,393 million from fiscal 2008. The gross profit ratio deteriorated by 2.8 points year on year to 44.5%. Despite the launch of new products and ongoing cost-reduction efforts aimed at an improved gross profit ratio, the impact of such factors as the substantial appreciation of the yen and the drop in sales value led to the decline in the ratio.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Continued Group-wide efforts to thoroughly cut spending contributed to a decline in total operating expenses of 16.1% for fiscal 2009.
Operating profit
     Operating profit in fiscal 2009 dropped 56.2% to a total of ¥217,055 million from fiscal 2008, recording 6.8% to net sales.
Other income (deductions)
     Other income (deductions) for fiscal 2009 improved by ¥17,227 million. Although net interest and dividends decreased, foreign currency exchange gains and losses improved by ¥13,054 million.
Income before income taxes
     Income before income taxes in fiscal 2009 was ¥219,355 million, a decline of 54.4% from fiscal 2008, and constituted 6.8% of net sales.
Income taxes
     Provision for income taxes in fiscal 2009 decreased by ¥76,666 million from fiscal 2008, primarily as a result of the decline in income before income taxes. The effective tax rate during fiscal 2009 rose by 4.9% compared with fiscal 2008. This was mainly due to an increase in valuation allowances on deferred tax assets.
Net income attributable to Canon Inc.
     As a result, net income attributable to Canon Inc. in fiscal 2009 decreased by 57.4% to ¥131,647 million, which represents a 4.1% return on net sales.

Segment information
     The Company adopted guidance for segment reporting in accordance with U.S. GAAP in the year ending December 31, 2009. See Note 21 of the Notes to Consolidated Financial Statements for further details.
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines, full-color copying machines, laser printers and large format inkjet printers.

•	The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripherals, single function inkjet printers, image scanners and broadcasting equipment.

•	The Industry and Others Business Unit mainly includes semiconductor production equipment, mirror projection mask aligners for LCD panels, medical equipment, components, computer information systems, document scanners and personal information products.
Sales by segment
     Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.
     Canon’s sales by segment are summarized as follows:

	2009	Change	2008
	(Millions of yen, except percentage data)
Office	¥1,645,076	-26.8%	¥2,246,609
Consumer	1,301,160	-10.6	1,456,075
Industry and Others	357,998	-31.5	522,405
Eliminations	(95,033)	—	(130,928)

Total	¥3,209,201	-21.6%	¥4,094,161

     Sales of the Office Business Unit, constituting 51.3% of consolidated net sales, decreased by 26.8% to ¥1,645,076 million in fiscal 2009, due to the decreased demand for office equipment overall amid the deterioration of economic conditions, along with the impact of the strong yen. Sales of network digital MFDs remained low in all regions while demand for laser printers decreased substantially compared with the previous year despite the optimization of inventory levels being in sight.
     Sales of the Consumer Business Unit declined by 10.6% in fiscal 2009, totaling ¥1,301,160 million, due to the significant impact of the yen’s appreciation. Sales volumes, however, of such new products as the competitively priced EOS Rebel T1i (EOS 500D) and advanced-amateur model EOS 7D digital SLR cameras recorded solid growth. As for compact digital cameras, although stagnant market conditions led to a contraction in sales volume, the Company reinforced its product lineup through the launch of six new ELPH (IXUS)-series models and nine new PowerShot-series models. As for inkjet printers, although the market overall remained sluggish, sales in the Americas and Asia displayed healthy growth, contributing to a year-on-year increase in sales volume. Sales of the Consumer Business Unit constituted 40.5% of consolidated net sales in fiscal 2009.
     Sales of the Industry and Others Business Unit decreased by 31.5% in fiscal 2009, to ¥357,998 million. Within this segment, sales of steppers remained sluggish amid worsening market conditions for memory chips, while sales of aligners dropped due to restrained capital investment by LCD panel manufacturers. Sales of the Industry and Others Business Unit constituted 11.2% of consolidated net sales in fiscal 2009.
     Intersegment sales of ¥95,033 million, representing 3.0% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.
Sales by geographic area
     Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.
     A summary of net sales by geographic area in fiscal 2009 and fiscal 2008 is provided below:

	2009	Change	2008
	(Millions of yen, except percentage data)
Japan	¥702,344	-19.1%	¥868,280
Americas	894,154	-22.6	1,154,571
Europe	995,150	-25.8	1,341,400
Other areas	617,553	-15.4	729,910

Total	¥3,209,201	-21.6%	¥4,094,161

Note: This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
     A geographical analysis indicates that net sales in fiscal 2009 decreased in each of the major geographic areas.
     In Japan, sales decreased by 19.1% in fiscal 2009 mainly due to weakened sales of monochrome and color models of network digital MFDs within the Office Business Unit, along with steppers.
     In the Americas, net sales declined by 14.9% on a local currency basis in fiscal 2009, mainly due to reduced sales of such products as monochrome network MFDs and laser printers. On a yen basis, net sales in the Americas declined by 22.6% in fiscal 2009 as the yen strengthened to the U.S. dollar.
     In Europe, net sales fell by 15.4% on a local currency basis in fiscal 2009, mainly due to reduced sales of such products as laser printers and monochrome network MFDs. On a yen basis, net sales in Europe dropped by 25.8% in fiscal 2009 resulting from the impact of the substantial appreciation of the yen to the euro.
     Sales in other areas decreased by 15.4% on a yen basis in fiscal 2009, largely due to the stagnant sales of steppers and aligners.

Operating profit by segment
     Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.
     Operating profit for the Office Business Unit in fiscal 2009 decreased by ¥227,950 million to ¥229,396 million. This decline resulted primarily from the decrease in gross profit led by the significant reduction in sales.
     Operating profit for the Consumer Business Unit in fiscal 2009 declined by ¥39,632 million to ¥183,492 million as a result of the decrease in gross profit arising from the reduction in sales.
     Operating profit for the Industry and Others Business Unit in fiscal 2009 decreased by ¥28,080 million to an operating loss of ¥75,956 million as a result of a significant drop in sales along with impairment losses related to semiconductor production equipment totaling ¥15,390 million, arising from a fundamental reassessment of the business structure for steppers.
Fiscal 2008 compared with fiscal 2007
     Summarized results of operations for fiscal 2008 and fiscal 2007 are as follows:

	2008	Change	2007
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥4,094,161	-8.6%	¥4,481,346
Operating profit	496,074	-34.4	756,673
Income before income taxes	481,147	-37.4	768,388
Net income attributable to Canon Inc.	309,148	-36.7	488,332

Net income attributable to Canon Inc. stockholders per share:
Basic	246.21	-34.8	377.59
Diluted	246.20	-34.8	377.53
Note: See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2008 totaled ¥4,094,161 million. This represents an 8.6% decrease from the previous fiscal year, reflecting the effects of the significant appreciation of the yen coupled with declining prices of products such as digital cameras and inkjet printers, and reduced sales volumes stemming from decreased demand for network MFDs, laser printers, and other office equipment.
     Overseas operations are significant to Canon’s operating results and generated approximately 79% of total net sales in fiscal 2008. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
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
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses along with rent expenses. The ratio of cost of sales to net sales for fiscal 2008 and 2007 was 52.7% and 49.9%, respectively.
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
Income before income taxes
     Income before income taxes in fiscal 2008 was ¥481,147 million, a decline of 37.4% from fiscal 2007, and constituted 11.8% of net sales.

Income taxes
     Provision for income taxes in fiscal 2008 decreased by ¥103,470 million from fiscal 2007, primarily as a result of the decline in income before income taxes. The effective tax rate during fiscal 2008 declined by 1.0% compared with fiscal 2007.
Net income attributable to Canon Inc.
     As a result, net income attributable to Canon Inc. in fiscal 2008 decreased by 36.7% to ¥309,148 million, which represents a 7.6% return on net sales.
Segment information
     The Company adopted guidance for segment reporting in accordance with U.S. GAAP in the year ending December 31, 2009. See Note 21 of the Notes to Consolidated Financial Statements for further details.
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines, full-color copying machines, laser printers and large format inkjet printers.

•	The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripherals, single function inkjet printers, image scanners and broadcasting equipment.

•	The Industry and Others Business Unit mainly includes semiconductor production equipment, mirror projection mask aligners for LCD panels, medical equipment, components, computer information systems, document scanners and personal information products.
Sales by segment
     Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.
     Canon’s sales by segment are summarized as follows:

	2008	Change	2007
	(Millions of yen, except percentage data)
Office	¥2,246,609	-9.3%	¥2,477,518
Consumer	1,456,075	-8.3	1,587,952
Industry and Others	522,405	-5.0	549,983
Eliminations	(130,928)	—	(134,107)

Total	¥4,094,161	-8.6%	¥4,481,346

     Sales of the Office Business Unit, constituting 54.9% of consolidated net sales, decreased 9.3%, to ¥2,246,609 million in fiscal 2008. Although demand for network MFDs in global markets continued to shift to color models, the appreciation of the yen along with restrained investment due to concern over business performance led to flagging sales in major regions. In addition, laser printer sales suffered the significant impact of the strong yen along with reduced demand, resulting in a decrease in sales volume for monochrome models and slight increase for color models.
     Sales of the Consumer Business Unit declined by 8.3% in fiscal 2008, to ¥1,456,075 million due primarily to the appreciation of the yen. The high-resolution, competitively priced EOS Rebel XSi (EOS 450D) and advanced-amateur model EOS 40D enjoyed healthy sales, however, contributing to growth in sales volume for digital SLR cameras. Sales volume also increased for compact digital cameras despite stagnant market conditions as the Company bolstered its product lineup with the introduction of sixteen new models, including six new ELPH (IXUS)-series models and ten PowerShot-series models. As for inkjet printers, as sales volume for single-function models continued to drop, efforts focusing on expanded sales of multifunction business-use models resulted in an increase in sales volume overall. Sales of the Consumer Business Unit constituted 35.5% of consolidated net sales in fiscal 2008.
     Sales of the Industry and Others Business Unit decreased by 5.0% in fiscal 2008, to ¥522,405 million. Within this segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand, sales of steppers, used in the production of semiconductors, remained stagnant due to deteriorating market conditions. Sales of the Industry and Others Business Unit constituted 12.8% of consolidated net sales in fiscal 2008.
     Intersegment sales of ¥130,928 million, consisting 3.2% of total sales, are eliminated from the total sales of the three segments, and is described as “eliminations”.
Sales by geographic area
     Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.
     A summary of net sales by geographic area in fiscal 2008 and fiscal 2007 is provided below:

	2008	Change	2007
	(Millions of yen, except percentage data)
Japan	¥868,280	-8.4%	¥947,587
Americas	1,154,571	-13.6	1,336,168
Europe	1,341,400	-10.5	1,499,286
Other areas	729,910	+ 4.5	698,305

Total	¥4,094,161	-8.6%	¥4,481,346

Note: This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
     A geographical analysis indicates that net sales in fiscal 2008 decreased in each of the geographic areas.
     In Japan, net sales decreased by 8.4% in fiscal 2008 largely due to weakened sales of monochrome models of network digital MFDs, compact digital cameras and steppers.
     In the Americas, net sales decreased by 1.6% on a local currency basis in fiscal 2008, mainly due to reduced sales of such products as monochrome network MFDs and compact digital cameras. On a yen basis, net sales in the Americas declined by 13.6% in fiscal 2008 as the yen strengthened to the U.S. dollar rapidly and significantly.
     In Europe, net sales fell by 3.4% on a local currency basis in fiscal 2008, mainly due to reduced sales of such products as compact digital cameras and laser printers. On a yen basis, net sales in Europe dropped by 10.5% in fiscal 2008 resulting from the impact of the rapid appreciation of the yen to the euro.
     Net sales in other areas increased by 4.5% on a yen basis in fiscal 2008, reflecting the robust rise in sales of digital cameras and aligners.

Operating profit by segment
     Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.
     Operating profit for the Office Business Unit in fiscal 2008 decreased by ¥107,829 million to ¥457,346 million. This decline resulted primarily from the reduction in sales.
     Operating profit for the Consumer Business Unit in fiscal 2008 declined by ¥104,715 million to ¥223,124 million as a result of the drop in sales value, coupled with the significant decline in the gross profit ratio largely stemming from the effects of the strong yen.
     Operating profit for the Industry and Others Business Unit in fiscal 2008 decreased by ¥70,820 million to an operating loss of ¥47,876 million as a result of a significant increase in cost of sales and outlays due to such factors as the disposal of inventories, which was carried out in response to rising concerns that weak market sentiment may continue, the appreciation of the yen, along with an impairment charge for fixed assets equipped with current technologies.
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
     The operating profit on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. Please refer to the table of geographic information in Note 21 of the Notes to Consolidated Financial Statements.
     Recent Developments
     Canon transferred responsibility for sales, service and support functions for semiconductor production equipment and mirror projection mask aligners for LCD panels from Canon Marketing Japan Inc. (“Canon Marketing Japan”) to the Company on January 1, 2010. This was in an effort to fortify the industry equipment business by establishing a completely integrated system from development to production, sales and servicing.
     Asia Pacific System Research Co., Ltd. (“Asia Pacific System Research”) entered into a share exchange with Canon Electronics Inc. (“Canon Electronics”) and became a wholly owned subsidiary of Canon Electronics on February 1, 2010. This was in an effort to further accelerate business decision-making by integrating the two companies. Prior to the share exchange, Asia Pacific System Research was delisted from the JASDAQ Securities Exchange.
     Canon Marketing Japan concluded a share exchange agreement with Canon Software Inc. (“Canon Software”) on January 26, 2010, making Canon Software a wholly owned subsidiary effective May 1, 2010. This was in an effort to further fortify and streamline our consolidated business base and accelerate the making of the IT solutions business of Canon Marketing Japan Group into a core business.
     Canon concluded a share exchange agreement with Canon Finetech Inc. (“Canon Finetech”) on February 8, 2010, making Canon Finetech a wholly owned subsidiary effective May 1, 2010. This was in an effort to facilitate the organic integration of management resources between both companies and further enhance the synergies throughout the Canon Group to promote speed of management and solidify our position in the office equipment segment.
     Canon acquired shares of OPTOPOL Technology S.A. (“OPTOPOL”, listed on the Warsaw Stock Exchange) through a tender offer and made it into a subsidiary on February 19, 2010. By making OPTOPOL into a subsidiary, Canon aims to achieve the world’s No. 1 position within the overall ophthalmic diagnostic equipment segment.
     Canon acquired shares of Océ N.V. (“Océ”, listed on the NYSE Euronext Amsterdam) through a public cash tender offer in addition to interest Canon held before the public cash tender offer and made it into a subsidiary on March 9, 2010. By making Océ into a subsidiary, Canon aims to further strengthen its business foundation in order to solidify the position as one of the global leaders. The combination will capitalize on an excellent complementary fit in product mix, channel mix, R&D, and business lines resulting in an outstanding client offer spanning the entire printing industry.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2009 increased by ¥115,838 million to ¥795,034 million, compared with ¥679,196 million in fiscal 2008 and ¥944,463 million in fiscal 2007. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies.
     Net cash provided by operating activities in fiscal 2009 decreased slightly by ¥5,449 million from the previous year to ¥611,235 million, as a result of the substantial progress achieved in inventory-reduction efforts. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.
     For fiscal 2009, cash inflow from cash received from customers decreased, due to the decrease in net sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also decreased, as a result of a decrease in net sales and cost reductions. Cost reductions reflect a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payments for selling, general and administrative expenses decreased as a result of cost-cutting efforts. Cash outflow for payments of income taxes decreased, due to the decrease in taxable income.
     Net cash used in investing activities in fiscal 2009 was ¥370,244 million, compared with ¥472,480 million in fiscal 2008 and ¥432,485 million in fiscal 2007, consisting primarily of purchases of fixed assets. The purchases of fixed assets, which totaled ¥327,983 million in fiscal 2009, were focused on items relevant to introducing new products.
     Canon defines “free cash flow” by deducting the cash flows from investing activities from the cash flows of operating activities. For fiscal 2009, free cash flow totaled ¥240,991 million as compared with ¥144,204 million for fiscal 2008. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations, therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon has included the information with regard to free cash flow as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.
     Net cash used in financing activities totaled ¥142,379 million in fiscal 2009, mainly resulting from the dividend payout of ¥135,793 million. The Company paid dividends in fiscal 2009 of ¥110.00 per share, the same dividend amount as the prior year on a local currency basis.

     Canon has completed a tender offer for the issued and outstanding ordinary shares of Océ N.V. (listed on the NYSE Euronext in Amsterdam, “Océ”) on March 9, 2010 and made Océ a consolidated subsidiary, in order to create the overall No.1 presence in the printing industry. Including this and other investments, Canon seeks to meet its capital requirements principally with cash flow from operations, although Canon expects net cash provided by operating activities in fiscal 2010 to decline. In response to this expectation, Canon is currently endeavoring to optimize the level of capital investments, by further raising the efficiency of its investments and focusing investments on selected material items. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level.
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
     Short-term loans (including current portion of long-term debt) amounted to ¥4,869 million at December 31, 2009 compared with ¥5,540 million at December 31, 2008. Long-term debt (excluding current portion) amounted to ¥4,912 million at December 31, 2009 compared with ¥8,423 million at December 31, 2008.
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
     As of March 23, 2010, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.
     Increase in property, plant and equipment on an accrual basis in fiscal 2009 amounted to ¥216,128 million compared with ¥361,988 million in fiscal 2008 and ¥428,549 million in fiscal 2007. In fiscal 2009, increase in property, plant and equipment was mainly used to introducing new products. For fiscal 2010, Canon projects its increase in property, plant and equipment will be approximately ¥220,000 million.
     Employer contributions to Canon’s worldwide defined benefit pension plans were ¥18,232 million in fiscal 2009, ¥23,033 million in fiscal 2008, ¥21,720 million in fiscal 2007. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥9,148 million in fiscal 2009, ¥10,840 million in fiscal 2008, and ¥10,262 million in fiscal 2007.
     Working capital in fiscal 2009 increased by ¥113,241 million, to ¥1,234,089 million, compared with ¥1,120,848 million in fiscal 2008 and ¥1,352,082 million in fiscal 2007. This increase was primarily a result of the increase in cash and cash equivalent. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2009 was 2.57 compared to 2.19 for fiscal 2008 and to 2.08 for fiscal 2007.
     Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 3.4% in fiscal 2009, compared to 7.3% in fiscal 2008 and 10.8% in fiscal 2007.
     Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 4.9% in fiscal 2009 compared with 11.1% in fiscal 2008 and 16.5% in fiscal 2007.
     Debt to total assets ratio was 0.3%, 0.4% and 0.6% as of December 31, 2009, 2008 and 2007, respectively. Canon had short-term loans and long-term debt of ¥9,781 million as of December 31, 2009, ¥13,963 million as of December 31, 2008 and ¥26,997 million as of December 31, 2007.
     C. Research and development, patents and licenses
     Canon is in the fourth year of the Excellent Global Corporation Plan, its 5-year (2006-2010) management plan. The slogan of the third phase (“Phase III”) is “Innovation & Sound Growth” and there are four core strategies:
•	Realize an overwhelming No.1 position worldwide in all current core businesses;

•	Expand operations through diversification;

•	Identify new business domains and accumulate necessary technological capabilities; and

•	Establish new production system to sustain global competitiveness.
Canon is striving to implement the three R&D related strategies as follows:
•	Realize an overwhelming No.1 position worldwide in all current core businesses: Pursue development of new products which enable “cross-media imaging” by sophisticated functional synergy among the variety of Canon’s image handling products, benefiting from the proliferation of broad band communication environment.

•	Expand operations through diversification: Focus on developing various types of display, including Surface-conduction Electron-emitter Display (“SED”) and Organic Light-Emitting Diode displays (“OLED”).

•	Identify new business domains and accumulate necessary technological capabilities: Accumulate technological capability in each of the medical imaging sector, intelligent robot industry and safety technology domain.
     Canon is developing and strengthening relationships with universities and other research institutes, such as Kyoto University, Tokyo Institute of Technology, Stanford University and the New Energy and Industrial Technology Development Organization, to assist with fundamental research and to develop cutting-edge technologies.
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
     Canon’s consolidated R&D expenses were ¥304,600 million in fiscal 2009, ¥374,025 million in fiscal 2008 and ¥368,261 million in fiscal 2007. The ratios of R&D expenses to the consolidated total net sales for fiscal 2009, 2008 and 2007 were 9.5%, 9.1% and 8.2%, respectively.
     Canon believes that new products protected by patents will not easily allow competitors to compete with it, and will give it an advantage in establishing standards in the market and industry.

     D. Trend information
     Although the global economy has generally entered a recovery trend, there are still various risk factors such as weakened effects of stimulus measures in various countries, worsening employment conditions and consequent weakness in consumer spending, and it is necessary to maintain a close watch on what is a very uncertain future. It is expected that the global economy will continue to be trapped in a slow, L-shaped recovery, with business conditions facing the Canon Group remaining severe for the foreseeable future.
     The Canon Group has, however, successfully managed to further strengthen its financial condition, by implementing various management reforms undertaken until this term. Therefore, Canon has designated 2010, the final year of Phase III (2006-2010) of its “Excellent Global Corporation Plan,” as “First Year of Growth,” a turning point to the growth mode. Canon will make full efforts to improve business performance at a speed that exceeds that of the economic recovery under a new growth strategy.
     Canon will begin by focusing on the introduction of innovative products and services that take markets by storm. For example, Canon strives to utilize the most of technologies and personnel resources Canon has developed throughout its history to identify market trends early on and create novel products and services like the “imageRUNNER ADVANCE series” which has the potential to become the core of the promising solutions business.
     Next, Canon will also focus on capturing significant portions of markets in China and other parts of Asia, where significant growth beyond that of the industrialized nations can be expected. Canon’s approach will be to maximize competitiveness by thoroughly considering the characteristics of individual regions and revising sales strategies from the ground up.
     In addition, Canon will make Océ N.V., a Dutch printer manufacturer with strengths in printers for commercial use and large-format printers for business use, into a consolidated subsidiary and by doing so, Canon will enhance its direct-sales and direct-service systems, mainly in Europe and the U.S., and apply its technologies and products to overwhelmingly achieve the No.1 position in the printing industry. With the addition of Océ to the Canon Group serving as a foothold, Canon will also accelerate efforts to achieve its long-held objective of constructing a global tri-polar (Japan, U.S., and Europe) business creation organization.
     To nurture the development of new businesses, Canon plans to search for and develop existing businesses and peripheral businesses, enhance Group company sales to non-Group members and swiftly establish positions in next-generation businesses such as medical imaging and industrial robots.
     As Canon moves ahead with the measures mentioned above, it will remain steadfast in its efforts to achieve further improvements in management quality. To strengthen its profit structure, Canon will work on restructuring the semiconductor business, strengthening the office equipment business and creating an optimal production system.
     Canon will also continue to promote inventory reductions and strive for “supremacy of quality.”
     Office Business Unit
     The importance of providing added value in the form of networking, integration, color printing, multifunction and solutions has grown in the office imaging products business. Canon expects that the printing market will expand in the long term as well as the office products market. However, as the impact of the economic downturn has continued to affect the entire industry, sales for fiscal 2009 decreased. In recent years, a new printer-based MFD market has emerged as printer vendors seek to enter the copying machine and MFD market.
     Canon has matched its business strategy to market trends by strengthening its lineup of digital color network MFDs and print-on-demand machines. In 2009, Canon launched the imageRUNNER ADVANCE series, a new lineup of digital color MFDs with enhanced network capability. In addition, Canon entered into the monochrome printing market with the introduction of the imagePRESS 1135/1125/1110 series. To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon reinforcing its hardware and software product lineups and solution capability.
     Canon’s laser printer business has maintained a strong market position and has consistently displayed solid growth. However, the recent global economic downturn has led to a dramatic market decline. Although a recovery is expected in developing countries, particularly in Asia, uncertainty remains. Within the monochrome laser printer market, demand in emerging economies, which had been driving market expansion, declined in fiscal 2009 along with demand in developed countries. This situation has caused the overall market to shrink. As for color laser printers, market growth reversed from expansion to a slight contraction. Under such severe market conditions, Canon is accelerating its development of competitive and strategic products in all segments in preparation for an eventual economic recovery. Canon is also focused on shifting from selling single-function models to multifunction models, where Canon expects continued growth in demand. Canon is concurrently promoting automated production of cartridges and in-house production of components in order to ensure stable procurement.
     Although the economic downturn caused the large format printer market to decline dramatically, Canon launched four new models (iPF650/655/750/755) that met commercial success and contributed significantly to sales due to their easy use and new compact design. Accordingly, Canon expanded its market share in fiscal year 2009.
     Consumer Business Unit
     The digital SLR camera market was affected by the worldwide economic downturn starting in the second half of 2008, resulting in a much lower volume of shipments in the first quarter of 2009 as compared to the same quarter of the previous year. Subsequent quarters, however, rebounded to roughly the same level as 2008. Thus, the full year improved as compared to the previous year. In technology terms, the market is expected to continue improving image sensor performance, with further increases in ISO settings making it increasingly possible to take beautiful photographs even in dark environments. In addition, video functions are now being included in cameras for every class of user from entry-level to professional, as high-quality video capability has come to be considered as a basic function for these products.
     Although the Asian market (including China) for compact digital cameras was strong in 2009, the developed market shrank between 10% and 15%, and both the East European and South American markets declined to below the levels for the previous year. Thus, the global market shrank by 8% overall. Nevertheless, Canon has continued to maintain its top market share compared with its market share in 2008. The developed market is expected to remain stable in 2010, and emerging markets other than Russia are expected to remain on a positive growth track, resulting in a projected slight worldwide increase as compared to 2009.
     Factors including a fierce price war and the strong yen have been drastically squeezing profit margins. While both the digital SLR camera market and the compact digital camera market as a whole are relying more and more on electronic manufacturing services companies, because cost competition is expected to intensify in the future, Canon plans to take advantage of its economies of scale and maintain profitability thanks to its 100% internal manufacturing system.
     Canon expects the interchangeable lens market to grow as a result of its penetration into the digital SLR camera market. Canon aims to expand its sales and market share by introducing products with features such as Canon’s Image Stabilizer functionality.

     While the global video camera market has diversified with respect to new storage media, including DVDs, hard disks, flash memory and others, the trends toward flash memory as the future mainstream medium and HD became clear in 2009. Despite the worldwide economic downturn that started in the fall of 2008, the flash memory and HD market segments have continued to grow year-on-year. The low-priced Webcam market has proven to be strong, particularly in North America. Webcams appeal to a user segment that wants to enjoy convenient video capabilities, and they have been selling in increasing numbers. Canon is working to expand sales of its powerful lineup of products to meet a wide range of user needs with even greater added value. Canon seeks to differentiate itself from the competition based on its high-quality HD image technology as well as its dual flash memory concept.
     The business application projector market experienced the effects of the economic downturn during 2009, resulting in a decline from the predicted unit volume and sales targets. This downturn affected products with a high added value. Nevertheless, system integrators and other video professionals continue to inquire about these products, and Canon plans to continue working to expand sales.
     Prior to the economic downturn, the market for network cameras used for surveillance video and monitoring applications showed consistent double-digit growth by sales value. During 2009, however, due to cancellations and postponements of capital expenditures, this segment contracted for the first time. However, due to trends toward larger numbers of pixels and the standardization of operational commands, market research companies are predicting that this segment will rebound once again in the future. In order to avoid missing this trend, Canon is working to expand sales with a lineup ranging from low-priced, mass-market models to high value-added models.
     In the broadcast television lens market, the demand for HD lenses has been growing smoothly over the past several years, mainly in the United States and Europe. Due to the economic downturn, however, advertising revenues declined in 2009, and broadcast stations, which represent the major market segment for such products, struggled to obtain funds. For this reason, stations began to postpone the purchase of new broadcast equipment, resulting in a temporary decline in demand. In the medium term, growing demand for replacing equipment is projected as the conversion to digital broadcasts continues apace in developed nations. Demand for HD lenses for news applications is also expected to grow in emerging countries, and the market is expected to rebound as a result. Canon already has a high market share worldwide and plans to increase sales and expand its share as the market recovers, further solidifying its position in the industry.
     In the inkjet printer market, market growth drastically declined in the first half of 2009, led by the global economic downturn. Begining in the third quarter, the market started to recover gradually and in the fourth quarter it returned to the levels of the previous year. To manage these trends, Canon has focused on selling mid-range to high-end models which enable large volume printing, including photo printers for professional and experienced amateurs and wireless MFPs. Canon also has strengthened its lineup with respect to entry-level models.
     Industry and Others Business Unit
     Earnings for semiconductor device manufacturers deteriorated sharply in the wake of the recent financial crisis, and the impact on the market for steppers has been severe. As a result, a drastic reduction in shipments from 2008 to 2009 was unavoidable. Due to this unexpected prolonged sluggish demand, long-lived assets mainly consisting of production equipment for this business with a carrying amount of ¥15,390 million were written down to zero in 2009. The market for semiconductor devices is gradually recovering, but a true recovery for the semiconductor production equipment market is expected to take more time. Cost-cutting measures therefore remain a high priority. In addition, in case the demand decreases drastically from 2009, the impairment of long-lived assets will not affect the operating profit because they have been written down to zero in 2009, but other assets may have a risk of impairment.
     Sales of mask aligners for LCD panels declined drastically in 2009 as LCD panel manufacturers, mainly in Taiwan, postponed or froze their equipment investment between the third quarter of 2008 and the first quarter of 2009. Canon continues to prioritize the Chinese market and is carefully monitoring market trends, such as bigger sizes and high-definition the LCD panels, in order to quickly respond to customer demands.
     The document scanners market has declined due to a reduction of equipment investment during the economic downturn. Despite this decline, Canon will strengthen its lineup of document scanners in order to expand sales.
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
     Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥18,526 million at December 31, 2009. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees were insignificant.

     F. Contractual obligations
     The following summarizes Canon’s contractual obligations at December 31, 2009.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥9,761	¥4,869	¥4,405	¥450	¥37
Other Long-Term Debt	20	—	20	—	—
Operating Lease Obligations	58,964	16,259	22,972	11,553	8,180
Purchase commitments for:
Property, Plant and Equipment	21,839	21,839	—	—	—
Parts and Raw Materials	64,226	64,226	—	—	—

Total	¥154,810	¥107,193	¥27,397	¥12,003	¥8,217

Note: The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 11, Income Taxes in the Notes to Consolidated Financial Statements for further details.
     Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue is recognized and is included in selling, general and administrative expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2009, accrued product warranty costs amounted to ¥13,944 million.
     At December 31, 2009, commitments outstanding for the purchase of property, plant and equipment were approximately ¥21,839 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥64,226 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     During fiscal 2010, Canon expects to contribute ¥14,116 million to its Japanese defined benefit pension plans and ¥3,650 million to its foreign defined benefit pension plans.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
     Directors and corporate auditors of the Company as of March 30, 2010 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Tsuneji Uchida	President & COO	4/1965	Entered the Company
(Oct. 30, 1941)		4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ
Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President
		5/2006	President & COO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Executive of General Affairs HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ*

Toshiaki Ikoma (Mar. 5, 1941)	Executive Vice President & CTO (Group Executive of Corporate R&D HQ, Chief Executive of Optical Products Operations)	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
		2/1997	President of Texas Instruments Japan Limited
		2/2002	Chairman of the Board of Texas Instruments Japan Limited
		11/2002	Adviser of Texas Instruments Japan Limited
		4/2003	Corporate Auditor of Industrial Revitalization Corporation of Japan (IRCJ)
		6/2003	Auditor (Outside) of Hitachi Metals, Ltd.*
		7/2003	Senior Fellow of Japan Science and Technology Agency (JST)
		4/2004	Auditor (Outside) of Center for National University Finance and Management*
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company Adviser of the Company
		7/2007	Adviser of Research and Development
		1/2008	Chief Technology Adviser
		4/2008	Group Executive of Frontier Research HQ and Core Technology Development HQ
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Executive Vice President*
		7/2009	Chief Executive of Optical Products Operations*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Kunio Watanabe	Senior Managing Director	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Planning Development HQ)	4/1995	Group Executive of Corporate Planning Development HQ*
		3/1999 3/2003	Director Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ
		3/2008	Senior Managing Director*

Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi	Senior Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral	2/2001	Chief Executive of Chemical Products HQ
	Products HQ)	3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009 4/2009	Senior Managing Director* Chief Executive of Chemical Products Operations

Tomonori Iwashita	Managing Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Group Executive of Environment HQ,	4/1999	Senior General Manager of Camera Development Center
	Group Executive of Quality	1/2001	Group Executive of Photo Products Group
	Management HQ)	3/2003	Director
		4/2003	Deputy Chief Executive of Image Communication Products HQ
		4/2006	Chief Executive of Image Communication Products HQ
		3/2007	Managing Director*
Group Executive of Global Environment Promotion HQ
		4/2007	Group Executive of Quality Management HQ*
		1/2008	Group Executive of Environment HQ*

Masahiro Osawa	Managing Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Finance & Accounting HQ)	7/1997 2/2003	Vice President of Canon U.S.A., Inc. Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director
		4/2004	Group Executive of Global Procurement HQ
		3/2007	Managing Director*
		4/2007	Group Executive of Finance & Accounting HQ*

Shigeyuki Matsumoto	Managing Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device	1/2002	Group Executive of Device Technology Development HQ*
	Technology Development HQ)	3/2004	Director
		3/2007	Managing Director*

Katsuichi Shimizu	Managing Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director
		4/2003	Chief Executive of Inkjet Products HQ*
		3/2008	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Ryoichi Bamba	Managing Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.
		3/2003	Director
		2/2008	President of Canon Europa N.V.*
President of Canon Europe Ltd.*
		3/2008	Managing Director*

Toshio Honma	Managing Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Chief Executive of L Printer	4/2001	Deputy Chief Executive of i Printer Products HQ
	Products HQ)	3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ*
		3/2008	Managing Director*

Masaki Nakaoka	Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director*

Haruhisa Honda	Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of	4/1995	Senior General Manager of Cartridge Development Center
	Production Engineering HQ)	3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ*
		3/2008	Managing Director*

Hideki Ozawa (Apr. 28, 1950)	Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	President of Canon Singapore Pte. Ltd.
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director*

Masaya Maeda	Managing Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image Communication Products HQ)	1/2002	Senior General Manager of Digital Consumer Products Development Center
		7/2003	Deputy Group Executive of Digital Imaging Business Group
		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products HQ*
		3/2010	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Keijiro Yamazaki	Corporate Auditor	4/1971	Entered the Company
(Oct. 14, 1948)		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director
		4/2004	Group Executive of Information & Communications Systems HQ
		3/2006	Group Executive of Human Resource Management & Organization HQ
		4/2007	Group Executive of General Affairs HQ
		3/2008	Corporate Auditor *

Shunji Onda (Mar. 13, 1950)	Corporate Auditor	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ
		3/2010	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor*

Kazunori	Corporate Auditor	9/1978	Registration as a Certified Public Accountant*
Watanabe		8/2008	Senior Executive of Ernst & Young ShinNihon LLC
(Oct. 9, 1950)		3/2010	Corporate Auditor*

Kuniyoshi	Corporate Auditor	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
Kitamura (Apr. 8, 1956)		4/2002	General Manager of Network Service Management Department of The Dai-Ichi Mutual Life Insurance Co.
		4/2004	General Manager of Corporate Relations Department No. 2 of The Dai-Ichi Mutual Life Insurance Co.
		4/2006	General Manager of Research Department of The Dai-Ichi Mutual Life Insurance Co.
		11/2007	General Manager of Corporate Planning Department No. 2 of The Dai-Ichi Mutual Life Insurance Co.
		4/2009	General Manager of Corporate Relations Department No. 8 of The Dai-Ichi Mutual Life Insurance Co.
		3/2010	Corporate Auditor*

Term
     All directors and corporate auditors are elected by the shareholders at their general meeting.
     The term of office of directors is one year. The current term of all directors expires in March 2011. The term of office of corporate auditors is four years. The current term for Mr. Yamazaki expires in March 2012, while the current terms for Mr. Ohe, who was elected in the general meeting of shareholders in March 2007, expires in March 2011, and the current term for Mr. Onda, Mr. Watanabe and Mr. Kitamura, who were elected in the general meeting of shareholders in March 2010, expires in March 2014.
     Board members and corporate auditors may serve any number of consecutive terms.
     There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or corporate auditor.
Board of Directors and Corporate Auditors
     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 17 and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
     The board of directors has ultimate responsibility for the administration of the Company’s affairs. By resolution, the board of directors designates, from among its members, representative directors who have authority individually to represent the Company generally in the conduct of its affairs.
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
     The corporate auditors are not required to be certified public accountants, although Mr. Watanabe is a certified public accountant. At least half of the corporate auditors must be persons who have not been either board members or employees of the Company or any of its subsidiaries. A corporate auditor may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The corporate auditors have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.
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

     The amount of remuneration payable to the Company’s board members as a group and that of the Company’s corporate auditors as a group in respect of a fiscal year is subject to approval by a general meeting of shareholders. Within those authorized amounts, the compensation for each board member and corporate auditor is determined by the board of directors and a consultation with the corporate auditors, respectively. The Company does not have a remuneration committee.
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
     Executive Officers of the Company appointed by the Board of Directors meeting held on January 27, 2010 are listed below.
Position
Name	(Group executive/function)
Sachio Kageyama	President of Canon Vietnam Co., Ltd.
Masahiro Haga	Deputy Group Executive of Finance & Accounting HQ
Kengo Uramoto	Deputy Group Executive of Human Resource Management & Organization HQ
Masanori Yamada	Deputy Chief Executive of Office Imaging Products HQ
Akio Noguchi	Deputy Chief Executive of Peripheral Products HQ
Hiroyuki Suematsu	Deputy Chief Executive of Peripheral Products HQ
Yasuhiro Tani	Group Executive of Digital Platform Technology Development HQ
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Deputy Chief Executive of Image Communication Products HQ
Yukiaki Hashimoto	Group Executive of Medical Equipment Group
Shigeyuki Uzawa	Group Executive of Semiconductor Production Equipment Group
Makoto Araki	Group Executive of Information & Communication Systems HQ
Kenichi Nagasawa	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
     B. Compensation
     In the fiscal year ended December 31, 2009, the Company paid approximately ¥1,763 million, in total to directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating ¥26 million to one director during the fiscal year ended December 31, 2009.
     The Company has three stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 107th, 108th and 109th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 28, 2008, March 27, 2009 and March 30, 2010. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.
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
2. Grantees of Share Options
The Company’s directors, 10 executive officers, and 29 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors are authorized to issue is 9,540.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Exercise Price
The exercise price is ¥3,287 per share.
6. Features of Share Options
The features of share options is as follows:
(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 954,000 common shares.
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
The Stock Option Plan Approved on March 30, 2010
1. The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions
Share options will be issued to the Company’s directors, executive officers and senior employees for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.
2. Grantees of Share Options
The Company’s directors, 13 executive officers, and 40 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors will be authorized to issue is 9,500.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Features of Share Options
The features of share options will be as follows:

(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon Exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 950,000 common shares.
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
From May 1, 2012 to April 30, 2016.
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
(ii) Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 109th Business Term of the Company.
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
6. Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than 4,500 share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date.
     C. Board practices
     See Item 6A “Directors and senior management” and Item 6B “Compensation.”
     D. Employees
     The following table lists the number of Canon’s employees as of December 31, 2009, 2008 and 2007.

	Total	Japan	Americas	Europe	Other
December 31, 2009
Office	79,668	32,561	7,713	9,136	30,258
Consumer	54,543	16,043	2,051	1,796	34,653
Industry and Others	24,220	15,339	1,320	1,072	6,489
Corporate	10,448	9,692	—	—	756

Total	168,879	73,635	11,084	12,004	72,156

December 31, 2008
Office	80,830	32,443	7,930	9,705	30,752
Consumer	51,670	15,025	1,848	2,071	32,726
Industry and Others	24,407	15,963	1,334	959	6,151
Corporate	10,073	9,014	—	—	1,059

Total	166,980	72,445	11,112	12,735	70,688

December 31, 2007
Office	68,809	26,415	7,132	9,452	25,810
Consumer	34,504	8,899	2,263	2,015	21,327
Industry and Others	18,936	11,103	1,343	818	5,672
Corporate	9,103	8,810	—	—	293

Total	131,352	55,227	10,738	12,285	53,102

     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
     The following table lists the number of shares owned by the directors and corporate auditors of the Company as of March 30, 2010. The total is 327,895 shares constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	96,600
Tsuneji Uchida	President & COO	16,800
Toshizo Tanaka	Executive Vice President & CFO	18,452
Toshiaki Ikoma	Executive Vice President & CTO	4,100
Kunio Watanabe	Senior Managing Director	17,652
Yoroku Adachi	Senior Managing Director	17,600
Yasuo Mitsuhashi	Senior Managing Director	13,777
Tomonori Iwashita	Managing Director	12,250
Masahiro Osawa	Managing Director	9,742
Shigeyuki Matsumoto	Managing Director	8,252
Katsuichi Shimizu	Managing Director	10,937
Ryoichi Bamba	Managing Director	10,200
Toshio Honma	Managing Director	13,292
Masaki Nakaoka	Managing Director	5,900
Haruhisa Honda	Managing Director	11,289
Hideki Ozawa	Managing Director	6,300
Masaya Maeda	Managing Director	3,500
Keijiro Yamazaki	Corporate Auditor	11,450
Shunji Onda	Corporate Auditor	9,302
Tadashi Ohe	Corporate Auditor	29,500
Kazunori Watanabe	Corporate Auditor	0
Kuniyoshi Kitamura	Corporate Auditor	1,000

	Total	327,895

     The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditor, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 249,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014.
     The number of shares that may be subscribed for under rights granted to the Directors, listed above, pursuant to the stock option plan approved by the stockholders on March 27, 2009 is 400,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.
     For additional information on the stock option plan, see “B. Compensation” of this Item.
     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the number of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2009:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned /
		Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	74,649,600	5.6%
Japan Trustee Services Bank, Ltd. (Trust Account)	67,840,700	5.1%
The Master Trust Bank of Japan, Ltd. (Trust Account)	51,665,700	3.9%
Moxley & Co.	50,458,692	3.8%
JPMorgan Chase & Co. 380055	39,866,716	3.0%
Mizuho Corporate Bank, Ltd.	25,919,736	1.9%
Sompo Japan Insurance Inc.	22,910,347	1.7%
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	21,863,116	1.6%
State Street Bank and Trust Company 505225	20,850,150	1.6%
State Street Bank and Trust Company	19,681,783	1.5%
Notes:
     1: Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)
     2: Apart from the above shares, The Dai-Ichi Mutual Life Insurance Co. and Mizuho Corporate Bank, Ltd. held 6,180,000 shares and 7,704,000 shares, respectively, contributed to a trust fund for its retirement and severance plans.
     3: Apart from the above shares, the Company owns 99,288,001 shares (7.4% of total issued shares) of treasury stock.
     4: Mizuho Corporate Bank, Ltd. and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 23, 2007 in their joint names and reported that they owned 71,888,936 shares (5.4%) of the Company as of July 13, 2007 in total as detailed below. However, the Company has not confirmed the status of these holdings as of December 31, 2009.

	As of July 13, 2007
	Number of shares held	Number of shares held /
		Number of shares issued
Mizuho Corporate Bank, Ltd.	36,123,736	2.7%
Mizuho Bank, Ltd.	8,853,000	0.7%
Mizuho Trust & Banking Co., Ltd.	24,149,600	1.8%
Dai-Ichi Kangyo Asset Management Co., Ltd.
(Subsequently renamed as Mizuho Asset Management Co., Ltd.)	2,762,600	0.2%

total	71,888,936	5.4%

     Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2009, 21.9% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 297 residents of the United States of America.
     The Company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.
     B. Related party transactions
     During the latest three fiscal years, Canon has not transacted with, nor does Canon currently plan to transact with a related party (other than certain transactions with subsidiaries and affiliates of the Company). For purposes of this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Canon; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Canon that gives them significant influence over Canon, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Canon, including directors and senior management of companies and close member of such individual’s families; (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Canon and enterprises that have a member of key management in common with Canon. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with Canon. An associate is an unconsolidated enterprise in which Canon has a significant influence or which has significant influence over Canon. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on Canon.
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2010.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 15 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2007, 2008, and 2009 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.
     Refer to Item 18 “Financial Statements.”
Legal proceedings
     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries would individually or in the aggregate have a material adverse effect on the Company or its operations.
•	In January 2003, the Düsseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed against the decision. In November 2003, the Düsseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed against the decision. The Düsseldorf High Court issued rulings in Canon’s favor in two of the three appeals by Pelikan Hardcopy. The rulings have become finally binding, and now the procedures for enforcing the ruling are underway. Canon withdrew the complaint regarding the remaining case based on efficiency considerations. On November 13, 2008, Pelikan Hardcopy (now named Initio GmbH) filed a nullity suit against one of Canon’s patents subject of the above enforcement procedures, and on December 2, 2009, the German Federal Patent Court issued a ruling that the subject patent is maintained as valid, restricting its scope in part.

•	In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court.

•	In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. Canon received a brief from the Federal Constitutional Court in September 2009 to enable the Court to decide on whether to accept the claim, and Canon responded to it in November 2009. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.
Dividend policy
     Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March of each year. Record holders of the Company’s ADSs on the dividends’ record dates are entitled to receive payment in full of the declared dividends. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.
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

     Accordingly, in response to the continued support of shareholders and based on the policy on returning profits to shareholders, Canon has kept its full-year dividend per share at ¥110.00 for fiscal 2009, the same amount per share as fiscal 2008, while the Company recorded a decrease in profits amid extremely severe economic conditions.
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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2005 Year	¥4,780	¥3,460	1,673.18	1,104.30	¥16,445.56	¥10,770.58
2006 Year	6,780	4,567	1,783.72	1,439.00	17,563.37	14,045.53
2007 Year	7,450	5,190	1,823.89	1,417.47	18,300.39	14,669.85
2008 1(st) quarter	5,100	4,100	1,461.31	1,139.62	15,156.66	11,691.00
2(nd) quarter	5,820	4,560	1,449.14	1,214.92	14,601.27	12,521.84
3(rd) quarter	5,520	3,770	1,334.52	1,069.69	13,603.31	11,160.83
4(th) quarter	4,110	2,215	1,107.68	721.53	11,456.64	6,994.90
2008 Year	5,820	2,215	1,461.31	721.53	15,156.66	6,994.90
2009 1(st) quarter	3,370	2,115	896.21	698.46	9,325.35	7,021.28
2(nd) quarter	3,460	2,780	954.08	778.21	10,170.82	8,084.62
3(rd) quarter	3,750	2,900	987.27	852.11	10,767.00	9,050.33
4(th) quarter	4,070	3,180	920.54	809.24	10,707.51	9,076.41
2009 Year	4,070	2,115	987.27	698.46	10,767.00	7,021.28

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2009 July	¥3,540	¥2,900	950.38	852.11	¥10,359.07	¥9,050.33
August	3,730	3,250	987.27	938.81	10,767.00	10,142.22
September	3,750	3,440	971.91	898.08	10,577.19	9,971.05
October	3,700	3,340	914.96	863.78	10,397.69	9,628.67
November	3,500	3,180	884.08	809.24	9,979.46	9,076.41
December	4,070	3,230	920.54	829.56	10,707.51	9,233.20
2010 January	4,040	3,525	966.40	901.12	10,982.10	10,198.04
February	3,865	3,425	921.90	876.77	10,499.75	9,867.39
Note: Canon made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.

Trading in foreign markets
     The Company’s ADRs are listed on the New York Stock Exchange (“NYSE”).
     Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1/2% Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represents one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) from 1972 to September 13, 2000 under the symbol CANNY.
     On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ. The table below displays historical high and low prices of our ADSs on the NYSE.

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2005 Year	$40.280	$32.640
2006 Year	57.320	39.630
2007 Year	60.160	45.680
2008 1(st) quarter	46.980	38.440
2(nd) quarter	54.990	44.900
3(rd) quarter	51.000	35.510
4(th) quarter	39.300	24.040
2008 Year	54.990	24.040
2009 1(st) quarter	35.250	21.230
2(nd) quarter	35.120	28.890
3(rd) quarter	41.250	31.240
4(th) quarter	43.950	36.630
2009 Year	43.950	21.230

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2009 July	$37.210	$31.240
August	39.690	34.250
September	41.250	37.180
October	40.100	37.170
November	39.340	36.630
December	43.950	38.440
2010 January	43.710	39.020
February	42.250	38.870
Note:   Canon made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.
     The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 4 New York Plaza, New York, N.Y. 10004, U.S.A.
     B. Plan of distribution
     Not applicable.
     C. Markets
     See Item 9A “Offer and Listing Details”.
     D. Selling shareholders
     Not applicable.
     E. Dilution
     Not applicable.
     F. Expenses of the issue
     Not applicable.

Item 10. Additional Information
     A. Share capital
     Not applicable.
     B. Memorandum and articles of association
Objects and Purposes in the Company’s Articles of Incorporation
     The objects and purposes of the Company, as provided in Article 2 of the Company’s Articles of Incorporation, are to engage in the following businesses:
(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Manufacture and sale of pharmaceutical products.

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(11)	Sale, purchase and leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.

(12)	Manpower providing business, property leasing business and travel business.

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(14)	Any and all business relevant to any of the preceding items.
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
     The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved at the shareholders’ meeting, the board of directors determines the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s representative director.
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
General
     The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2009. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
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
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D - (E + F + G)
     In the above formula, the letters from “A” to “G” are defined as follows:
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
Share Registrar
     Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust”) is the share registrar for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Under the new clearing system, Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon the Company’s receipt of necessary information from JASDEC and other information in the register of shareholders, as described under “Record Date” below.
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
     Issuance of Securities by the Company
     Under the Foreign Exchange Regulations, the issue of securities outside Japan by the Company is, in principle, not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance. Under the Foreign Exchange Regulations as currently in effect, payments of principal, premium and interest in respect of securities and any additional amounts payable pursuant to the terms thereof may in general be paid when made without any restrictions under the Foreign Exchange Regulations.
     Acquisition of Shares
     In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance by such resident.
     In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor (if there are other foreign investors with whom the foreign investors has a special relationship, the shares held by such other foreign investors will be included in the number) would become 10% or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company within fifteen days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such acquisition.
     Acquisition of Shares upon Exercise of Rights for Subscription of Shares
     The acquisition by a non-resident of Japan of shares upon exercise of his rights for subscription of shares is exempted from the notification and reporting requirements described under “Acquisition of Shares” above.
     Dividends and Proceeds of Sales
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

      E. Taxation
1. Taxation in Japan
     Generally, a non-resident of Japan or non-Japanese corporation (“Non-Resident Holders”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiv) of the Japanese Corporation Tax Law Enforcement Order).
     Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the tax treaty. The tax treaty between France and Japan was renewed effective from January 1, 2008, under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan was also renewed effective from January 1, 2009, under which the standard treaty withholding rate on dividends was reduced from 15% to 10%. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax (“Temporary Rate”) applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is currently 7%, which is applicable until December 31, 2011 (the applicable period of the Temporary Rate has been extended pursuant to 2009 Japanese tax legislation). Taking this Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate, in general, except for dividends paid to any individual holder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2011 for most holders of shares or ADSs who are U.S. residents or corporations, no treaty application is required to be filed. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.
2. Taxation in the United States
     The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of Canon shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion applies only if a U.S. holder holds Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:
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
     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Canon shares or ADSs in its particular circumstances.
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
     If an entity that is classified as a partnership for U.S. federal income tax purposes holds Canon shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Canon shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Canon shares or ADSs.
     In general, if a U.S. holder owns ADSs, it will be treated for U.S. federal income tax purposes as the owner of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”) or intermediaries in the chain of ownership between holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.
     This discussion assumes that Canon was not a passive foreign investment company for 2009, as described below.
Taxation of Distributions
     Distributions paid on Canon shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because Canon does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
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
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2009 fiscal year. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
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
Information Reporting and Backup Withholding
     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
     Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
     F. Dividends and paying agents
     Not applicable.
     G. Statement by experts
     Not applicable.

     H. Documents on display
     According to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, with the Securities Exchange Commission and the NYSE. These reports may be inspected at the following sites.
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
     Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2009 and 2008.
     Available-for-sale securities

	2009		2008
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥222	¥222	¥134	¥150
Due after one year through five years	3,274	3,568	3,542	3,426
Due after five years through ten years	623	573	848	811
Equity securities	11,932	17,726	10,522	12,218

	¥16,051	¥22,089	¥15,046	¥16,605

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
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2009. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2010.

	U.S.$	Euro	Others	Total
		(Millions of yen)

Forwards to sell foreign currencies:
Contract amounts	¥277,944	¥182,852	¥33,518	¥494,314
Estimated fair value	(6,951)	863	(881)	(6,969)
Forwards to buy foreign currencies:
Contract amounts	¥25,861	¥1,244	¥3,873	¥30,978
Estimated fair value	58	(14)	467	511
      All of Canon’s long-term debt is fixed rate debt. Canon believes that fair value changes, and cash flows resulting from reasonable near-term changes in interest rates would be immaterial. Accordingly, Canon considers interest rate risk is insignificant. See also Note 8 of the Notes to Consolidated Financial Statements.
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
     The amount of the hedging ineffectiveness was not material for the years ended December 31, 2009, 2008 and 2007. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥462 million, ¥3,701 million and ¥6,883 million for the years ended December 31, 2009, 2008 and 2007, respectively.
     Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair values of these contracts are recorded in earnings immediately.
Item 12. Description of Securities Other than Equity Securities
     A. Debt Securities
     Not applicable.
     B. Warrants and Rights
     Not applicable.
     C. Other Securities
     Not applicable.
     D. American Depositary Shares
3. (a) Depositing or substituting the underlying shares
          Not applicable.
    (b) Receiving or distributing dividends
          Not applicable.
    (c) Selling or exercising rights
      Upon the distribution or sale of Canon’s ADSs, a holder of American Depositary Receipts is required to pay a commission fee of $5.00 to the depositary for each 100 ADSs (or part of the 100 ADSs) for this transaction.
    (d) Withdrawing an underlying security
          Not applicable.
    (e) Transferring, splitting or grouping receipts
          Not applicable.
    (f) General depositary services, particularly those charged on an annual basis
          Not applicable.
    (g) Expenses of the depositary
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
     Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).
     Based on its assessment, management concluded that, as of December 31, 2009, Canon’s internal control over financial reporting was effective based on the COSO criteria.
     Canon’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an audit report on the effectiveness of Canon’s internal control over financial reporting. This report appears in Item 18.
Changes in Internal Control over Financial Reporting
     There has been no change in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Canon’s Board of Directors has determined that Kunihiro Nagata qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nagata began his career at Canon in 1970, and since that time has worked in the field of finance and accounting for nearly thirty years. From 1996 to 1999, Mr. Nagata served as a senior manager of the Accounting Planning & Administration Division, the division responsible for Canon’s consolidated reporting. Mr. Nagata was elected as one of Canon’s corporate auditors at an ordinary general meeting of shareholders held in March 2004 and was reelected in March 2008. Mr. Nagata met the independence requirements imposed on corporate auditors as set forth by Japanese legal provisions.
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
•	All services provided to Canon necessary to perform an annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥10,000,000 per single engagement must be pre-approved by the majority of board of corporate auditors.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by this means must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to any of the full-time corporate auditors of the board. Any engagement of an Independent Registered Public Accounting Firm pre-approved by one of the full-time corporate auditors is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.
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
Fees and Services
     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
	(Millions of yen)
Audit fees	¥2,031	¥2,299
Audit-related fees	37	43
Tax fees	14	34
All other fees	6	4

Total	¥2,088	¥2,380

Audit fees include fees billed for professional services rendered for audits of Canon’s annual consolidated financial statements, reviews of consolidated quarterly financial information and statutory audits of the Company and its subsidiaries.
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
Ernst & Young ShinNihon LLC served as Canon’s principal accountant for fiscal 2009 and 2008.

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table sets forth, for each of the months indicated, the total number of shares purchased by Canon, or on Canon’s behalf or by any affiliated purchaser, the average price paid per share, the number of shares purchased pursuant to the applicable shareholder resolution or board resolution, which are publicly announced, and the maximum number of shares that may yet be purchased pursuant to these shareholder resolutions or board resolutions.

Period	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number of
	Shares Purchased	Paid per Share	Shares Purchased as	Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
2009	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	652	2,788	—	—
February 1 - February 28	1,233	2,402	—	—
March 1 - March 31	3,508	2,466	—	—
April 1 - April 30	1,571	3,048	—	—
May 1 - May 31	1,397	3,201	—	—
June 1 - June 30	999	3,223	—	—
July 1 - July 31	957	3,098	—	—
August 1 - August 31	1,288	3,415	—	—
September 1 - September 30	1,811	3,572	—	—
October 1 - October 31	1,038	3,517	—	—
November 1 - November 30	780	3,441	—	—
December 1 - December 31	1,284	3,639	—	—
Note: Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2009, the Company purchased 16,518 shares for a total purchase price of 50,747,490 yen upon requests from holders of shares consisting less than one full unit.
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

     The Company’s board of directors nominates candidates for directorships and submits a proposal at the general meeting of shareholders for shareholder approval. Pursuant to the Corporation Law, the shareholders then vote to elect directors at the meeting. The Corporation Law requires that the total amount or calculation method of compensation for directors and corporate auditors be determined by a resolution of the general meeting of shareholders respectively, unless the amount or calculation method is provided under the Articles of Incorporation. As the Articles of Incorporation of the Company do not provide for an amount or calculation method, the amount of compensation for the directors and corporate auditors of the Company is determined by a resolution of the general meeting of shareholders. The allotment of compensation for each director from the total amount of compensation is determined by the Company’s board of directors, and the allotment of compensation to each corporate auditor is determined by consultation among the Company’s corporate auditors.
3. Audit Committee
     The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established a board of corporate auditors shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3. Pursuant to the requirements of the Corporation Law, the shareholders elect the corporate auditors by resolution of a general meeting of shareholders. The Company currently has five corporate auditors, although the minimum number of corporate auditors required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require corporate auditors to be experts in accounting or to have any other area of expertise. Under the Corporation Law, a board of corporate auditors may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors prepares auditors’ reports and may veto a proposal for the nomination of corporate auditors and accounting auditors put forward by the board of directors. Under the Corporation Law, more than half of a company’s corporate auditors must be “outside” corporate auditors. These are individuals who are prohibited from having ever been a director, executive officer, manager, or employee of the Company or its subsidiaries. The Company’s current corporate auditor system meets these requirements. Among the five members on the Company’s board of auditors, three are outside corporate auditors. The qualifications for an “outside” corporate auditor under the Corporation Law are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.
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
Not applicable.
Item 18. Financial Statements
     All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our report dated March 16, 2009, we expressed an opinion that, except for the omission of segment reporting information, the 2008 and 2007 consolidated financial statements presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Canon Inc. and subsidiaries, in conformity with U.S. generally accepted accounting principles. As described in Note 21, in 2009 the Company adopted segment reporting guidance and revised the disclosures in its 2008 and 2007 consolidated financial statements to conform with U.S. generally accepted accounting principles. Accordingly, our present opinion on the 2008 and 2007 consolidated financial statements, as presented herein, is unqualified rather than qualified.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 1 to the consolidated financial statements, in 2009 the Company adopted new accounting guidance for noncontrolling interests in consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion thereon.
Tokyo, Japan
March 30, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 30, 2010 expressed an unqualified opinion thereon.
Tokyo, Japan
March 30, 2010

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2009	2008
		(As adjusted) (Note 1)
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥795,034	¥679,196
Short-term investments (Note 2)	19,089	7,651
Trade receivables, net (Note 3)	556,572	595,422
Inventories (Note 4)	373,241	506,919
Prepaid expenses and other current assets (Notes 6 and 11)	273,843	275,660

Total current assets	2,017,779	2,064,848
Noncurrent receivables (Note 18)	14,936	14,752
Investments (Note 2)	114,066	88,825
Property, plant and equipment, net (Notes 5 and 6)	1,269,785	1,357,186
Intangible assets, net (Note 7 )	117,396	119,140
Other assets (Notes 6, 7, 10 and 11)	313,595	325,183

Total assets	¥3,847,557	¥3,969,934

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 8)	¥4,869	¥5,540
Trade payables (Note 9)	339,113	406,746
Accrued income taxes (Note 11)	50,105	69,961
Accrued expenses (Notes 10 and 18)	274,300	277,117
Other current liabilities (Notes 5 and 11)	115,303	184,636

Total current liabilities	783,690	944,000
Long-term debt, excluding current installments (Note 8)	4,912	8,423
Accrued pension and severance cost (Note 10)	115,904	110,784
Other noncurrent liabilities (Note 11)	63,651	55,745

Total liabilities	968,157	1,118,952

Commitments and contingent liabilities (Note 18)

Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2009 and in 2008 (Note 12)	174,762	174,762
Additional paid-in capital (Note 12)	404,293	403,790
Legal reserve (Note 13)	54,687	53,706
Retained earnings (Note 13)	2,871,437	2,876,576
Accumulated other comprehensive income (loss) (Note 14)	(260,818)	(292,820)
Treasury stock, at cost; 99,288,001 shares in 2009 and 99,275,245 shares in 2008	(556,252)	(556,222)

Total Canon Inc. stockholders’ equity	2,688,109	2,659,792
Noncontrolling interests	191,291	191,190

Total equity	2,879,400	2,850,982

Total liabilities and equity	¥3,847,557	¥3,969,934

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2009	2008	2007
		(As adjusted) (Note 1)
		(Millions of yen)
Net sales	¥3,209,201	¥4,094,161	¥4,481,346
Cost of sales (Notes 5, 7, 10 and 18)	1,781,808	2,156,153	2,234,365

Gross profit	1,427,393	1,938,008	2,246,981

Operating expenses (Notes 1, 5, 7, 10, 15 and 18):
Selling, general and administrative expenses	905,738	1,067,909	1,122,047
Research and development expenses	304,600	374,025	368,261

	1,210,338	1,441,934	1,490,308

Operating profit	217,055	496,074	756,673

Other income (deductions):
Interest and dividend income	5,202	19,442	32,819
Interest expense	(336)	(837)	(1,471)
Other, net (Notes 1, 2 and 17)	(2,566)	(33,532)	(19,633)

	2,300	(14,927)	11,715

Income before income taxes	219,355	481,147	768,388

Income taxes (Note 11)	84,122	160,788	264,258

Consolidated net income	135,233	320,359	504,130
Less: Net income attributable to noncontrolling interests	3,586	11,211	15,798

Net income attributable to Canon Inc.	¥131,647	¥309,148	¥488,332

		(Yen)
Net income attributable to Canon Inc. stockholders per share (Note 16):
Basic	¥106.64	¥246.21	¥377.59
Diluted	106.64	246.20	377.53
Cash dividends per share	110.00	110.00	110.00
See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Equity

					Accumulated		Total
		Additional			other		Canon Inc.	Non-
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’	controlling	Total
	stock	capital	reserve	earnings	income (loss)	stock	equity	interests	equity
	(Millions of yen)
Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606	¥216,801	¥3,203,407
Cumulative effect of a change in accounting principle — adoption of accounting guidance for sabbatical leave and other similar benefits, net of tax				(2,204)			(2,204)		(2,204)
Conversion of convertible debt	95	95					190		190
Equity transactions with noncontrolling interests and other		(617)					(617)	(12,185)	(12,802)
Dividends paid to Canon Inc. stockholders				(131,612)			(131,612)		(131,612)
Dividends paid to noncontrolling interests								(4,612)	(4,612)
Transfer to legal reserve			2,417	(2,417)			—		—
Comprehensive income:
Net income				488,332			488,332	15,798	504,130
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(62)		(62)	(26)	(88)
Net unrealized gains and losses on securities					(1,778)		(1,778)	(577)	(2,355)
Net gains and losses on derivative instruments					814		814	7	821
Pension liability adjustments					32,978		32,978	7,664	40,642

Total comprehensive income							520,284	22,866	543,150

Repurchase of treasury stock, net		3				(450,314)	(450,311)		(450,311)

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336	222,870	3,145,206
Conversion of convertible debt	64	63					127		127
Equity transactions with noncontrolling interests and other		761					761	(26,218)	(25,457)
Dividends paid to Canon Inc. stockholders				(145,024)			(145,024)		(145,024)
Dividends paid to noncontrolling interests								(5,123)	(5,123)
Transfer to legal reserve			7,689	(7,689)			—		—
Comprehensive income (loss):
Net income				309,148			309,148	11,211	320,359
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(258,764)		(258,764)	(1,911)	(260,675)
Net unrealized gains and losses on securities					(5,152)		(5,152)	(690)	(5,842)
Net gains and losses on derivative instruments					2,342		2,342	—	2,342
Pension liability adjustments					(65,916)		(65,916)	(8,949)	(74,865)

Total comprehensive income (loss)							(18,342)	(339)	(18,681)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)		(100,066)

Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792	¥191,190	¥2,850,982

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

					Accumulated		Total
		Additional			other		Canon Inc.	Non-
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’	controlling	Total
	stock	capital	reserve	earnings	income (loss)	stock	equity	interests	equity
					(Millions of yen)
Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792	¥191,190	¥2,850,982
Equity transactions with noncontrolling interests and other		503					503	(1,376)	(873)
Dividends paid to Canon Inc. stockholders				(135,793)			(135,793)		(135,793)
Dividends paid to noncontrolling interests								(3,326)	(3,326)
Transfer to legal reserve			981	(981)			—		—
Comprehensive income:
Net income				131,647			131,647	3,586	135,233
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					33,340		33,340	30	33,370
Net unrealized gains and losses on securities					2,150		2,150	67	2,217
Net gains and losses on derivative instruments					(1,422)		(1,422)	(1)	(1,423)
Pension liability adjustments					(2,066)		(2,066)	1,121	(945)

Total comprehensive income							163,649	4,803	168,452

Repurchase of treasury stock, net				(12)		(30)	(42)		(42)

Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2009	2008	2007
		(As adjusted) (Note 1)
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥135,233	¥320,359	¥504,130
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	315,393	341,337	341,694
Loss on disposal of property, plant and equipment	8,215	11,811	9,985
Impairment loss of fixed assets (Note 5)	15,466	13,503	15,908
Deferred income taxes	20,712	(32,497)	(35,021)
Equity in (earnings) losses of affiliated companies	12,649	20,047	(5,634)
(Increase) decrease in trade receivables	48,244	83,521	(10,722)
(Increase) decrease in inventories	143,580	49,547	(26,643)
Increase (decrease) in trade payables	(76,843)	(36,719)	21,136
Increase (decrease) in accrued income taxes	(21,023)	(77,340)	14,988
Increase (decrease) in accrued expenses	(9,827)	(30,694)	43,035
Increase (decrease) in accrued (prepaid) pension and severance cost	4,765	(12,128)	(15,387)
Other, net	14,671	(34,063)	(18,200)

Net cash provided by operating activities	611,235	616,684	839,269

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(327,983)	(428,168)	(474,285)
Proceeds from sale of fixed assets (Note 5)	8,893	7,453	9,635
Purchases of available-for-sale securities	(3,253)	(7,307)	(2,281)
Proceeds from sale and maturity of available-for-sale securities	2,460	4,320	8,614
Proceeds from maturity of held-to-maturity securities	—	10,000	10,000
(Increase) decrease in time deposits, net	(11,345)	2,892	31,681
Acquisitions of subsidiaries, net of cash acquired	(2,979)	(5,999)	(15,675)
Purchases of other investments	(37,981)	(45,473)	(2,432)
Other, net	1,944	(10,198)	2,258

Net cash used in investing activities	(370,244)	(472,480)	(432,485)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,361	6,841	2,635
Repayments of long-term debt	(6,282)	(15,397)	(13,046)
Decrease in short-term loans, net	(280)	(2,643)	(358)
Dividends paid	(135,793)	(145,024)	(131,612)
Repurchases of treasury stock, net	(42)	(100,066)	(450,311)
Other, net	(3,343)	(21,276)	(11,691)

Net cash used in financing activities	(142,379)	(277,565)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	17,226	(131,906)	(13,564)

Net change in cash and cash equivalents	115,838	(265,267)	(211,163)
Cash and cash equivalents at beginning of year	679,196	944,463	1,155,626

Cash and cash equivalents at end of year	¥795,034	¥679,196	¥944,463

Supplemental disclosure for cash flow information :
Cash paid during the year for:
Interest	¥384	¥901	¥1,476
Income taxes	82,906	263,392	273,888
See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	Basis of Presentation and Significant Accounting Policies
(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, consumer products and industry and other products. Office products consist mainly of network multifunction devices (“MFDs”), copying machines, laser printers and large format inkjet printers. Consumer products consist mainly of digital single-lens reflex (“SLR”) cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripherals, single function inkjet printers, image scanners and broadcasting equipment. Industry and other products consist mainly of semiconductor production equipment, mirror projection mask aligners for liquid crystal display (“LCD”) panels, and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2009, 2008 and 2007 were distributed as follows: the Office Business Unit 51%, 55% and 55%, the Consumer Business Unit 41%, 35% and 36%, the Industry and Others Business Unit 11%, 13% and 12%, and elimination between segments 3%, 3% and 3%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 21.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Approximately 78%, 79% and 79% of consolidated net sales for the years ended December 31, 2009, 2008 and 2007 were generated outside Japan, with 28%, 28% and 30% in the Americas, 31%, 33% and 33% in Europe, and 19%, 18% and 16% in other areas, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 20%, 23% and 22% of consolidated net sales for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 25 plants in Japan and 16 overseas plants which are located in countries or regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

(b)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books of account in conformity with financial accounting standards of the countries of their domicile.

Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. generally accepted accounting principles (“GAAP”). These adjustments were not recorded in the statutory books of account.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses was a net gain of ¥1,842 million for the year ended December 31, 2009, and were net losses of ¥11,212 million and ¥31,943 million for the years ended December 31, 2008 and 2007, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥184,856 million and ¥194,030 million at December 31, 2009 and 2008, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥999 million and ¥997 million at December 31, 2009 and 2008, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

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

Available-for-sale securities are recorded at fair value. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts.

Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in the carrying amount based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, impairments in their entirety are recognized in earnings. Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment.

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

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

(o)	Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period, which is the vesting period.

(p)	Net Income Attributable to Canon Inc. Stockholders per Share

Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income attributable to Canon Inc. by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuances of common stock based on the assumptions that all convertible debentures were converted into common stock and all stock options were exercised.

(q)	Revenue Recognition

Canon generates revenue principally through the sale of office and consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of office products, such as office network digital MFDs and laser printers, and consumer products, such as digital cameras and inkjet multifunction peripherals, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

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

Canon also offers separately priced product maintenance contracts for most office products, for which the customer typically pays a stated base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is measured at the stated amount of the contract and recognized as services are provided and variable amounts are earned.

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(q)	Revenue Recognition (continued)

For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting. Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

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

Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

(r)	Research and Development Costs

Research and development costs are expensed as incurred.

(s)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥78,009 million, ¥112,810 million and ¥132,429 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥45,966 million, ¥62,128 million and ¥63,708 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(u)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets.

Canon uses and designates certain derivatives as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses related to the components of hedging instruments excluded from the assessment of hedge effectiveness are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. The changes in fair values of these derivative financial instruments are immediately recorded in earnings.

Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

(v)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”). The ASC has become the source of authoritative U.S.GAAP. Additionally, rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of the federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The ASC did not change current U.S GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. This Codification is effective for fiscal years and interim periods ending after September 15, 2009 and was adopted by Canon beginning from the quarter ended September 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. However, throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been removed.

In December 2007, the FASB issued new accounting guidance for business combinations. This guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Canon for any business combinations with an acquisition date on or after January 1, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting guidance for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This guidance is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all periods presented, and was adopted by Canon in the first quarter beginning January 1, 2009. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this guidance. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Canon is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted) using the same effective date and the same transition method used to adopt the guidance for revenue recognition under multiple-deliverable arrangements. Canon is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

(x)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated statements of cash flows to conform to the current year presentation.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2009 and 2008 were as follows:

	December 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	holding gains	holding losses	value
	(Millions of yen)
Current:
Government bonds	¥222	¥—	¥—	¥222

Noncurrent:
Government bonds	¥225	¥—	¥21	¥204
Corporate bonds	1,397	27	55	1,369
Fund trusts	2,275	300	7	2,568
Equity securities	11,932	7,295	1,501	17,726

	¥15,829	¥7,622	¥1,584	¥21,867

	December 31, 2008
		Gross unrealized	Gross unrealized	Fair
	Cost	holding gains	holding losses	value
		(Millions of yen)
Current:
Government bonds	¥1	¥—	¥—	¥1
Fund trusts	133	16	—	149

	¥134	¥16	¥—	¥150

Noncurrent:
Government bonds	¥431	¥—	¥18	¥413
Corporate bonds	1,593	27	32	1,588
Fund trusts	2,366	40	170	2,236
Equity securities	10,522	2,532	836	12,218

	¥14,912	¥2,599	¥1,056	¥16,455

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Investments (continued)
Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at December 31, 2009:

	Cost	Fair value
	(Millions of yen)
Due within one year	¥222	¥222
Due after one year through five years	3,274	3,568
Due after five years through ten years	623	573

	¥4,119	¥4,363

Gross realized gains were ¥277 million, ¥116 million and ¥1,512 million for the years ended December 31, 2009, 2008 and 2007, respectively. Gross realized losses, including write-downs for impairments that were other than temporary, were ¥2,482 million and ¥7,868 million for the years ended December 31, 2009 and 2008, respectively, and were not significant for the year ended December 31, 2007.
At December 31, 2009, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥18,852 million and ¥7,430 million at December 31, 2009 and 2008, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥28,567 million and ¥10,684 million at December 31, 2009 and 2008, respectively. Investments with an aggregate cost of ¥28,087 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to ¥61,595 million and ¥59,428 million at December 31, 2009 and 2008, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were losses of ¥12,649 million and ¥20,047 million for the years ended December 31, 2009 and 2008, respectively, and earnings of ¥5,634 million for the year ended December 31, 2007.
3. Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2009	2008
	(Millions of yen)
Notes	¥13,037	¥20,303
Accounts	554,878	584,437

	567,915	604,740
Less allowance for doubtful receivables	(11,343)	(9,318)

	¥556,572	¥595,422

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4. Inventories
Inventories are summarized as follows:

	December 31
	2009	2008
	(Millions of yen)
Finished goods	¥228,161	¥316,533
Work in process	129,824	171,511
Raw materials	15,256	18,875

	¥373,241	¥506,919

5. Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2009	2008
	(Millions of yen)
Land	¥258,824	¥247,602
Buildings	1,299,154	1,268,388
Machinery and equipment	1,422,076	1,395,451
Construction in progress	105,713	81,346

	3,085,767	2,992,787
Less accumulated depreciation	(1,815,982)	(1,635,601)

	¥1,269,785	¥1,357,186

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was ¥277,399 million, ¥304,622 million and ¥309,815 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥29,030 million and ¥98,398 million at December 31, 2009 and 2008, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.
As a result of continued sluggish demand in the semiconductor manufacturing industry and diminished profitability of the semiconductor production equipment business, Canon recognized impairment losses related primarily to property, plant and equipment of its semiconductor production equipment business, which are included in the results of the Industry and Others Business Unit for the year ended December 31, 2009. Long-lived assets with a carrying amount of ¥15,390 million were written down to their fair value of zero, which was estimated using discounted future cash flows expected to be generated over their remaining useful life. The impairment losses were included in selling, general and administrative expenses in the consolidated statement of income.
Canon also recognized impairment losses of ¥11,164 million related primarily to property, plant and equipment of its semiconductor production equipment business, which are included in the results of the Industry and Others Business Unit for the year ended December 31, 2008, mainly as a result of declining demand in the semiconductor manufacturing industry. The impairment losses were estimated using discounted cash flows and included in selling, general and administrative expenses in the consolidated statement of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
6. Finance Receivables and Operating Leases
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

	December 31
	2009	2008
	(Millions of yen)
Total minimum lease payments receivable	¥206,267	¥198,611
Unguaranteed residual values	14,630	16,310
Executory costs	(1,973)	(1,729)
Unearned income	(26,994)	(26,658)

	191,930	186,534
Less allowance for doubtful receivables	(9,023)	(8,268)

	182,907	178,266
Less current portion	(65,146)	(59,608)

	¥117,761	¥118,658

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2009 and 2008 was ¥53,807 million and ¥50,388 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2009 and 2008 was ¥39,992 million and ¥37,284 million, respectively.
The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2009.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2010	¥82,058	¥4,685
2011	59,342	2,304
2012	38,834	1,627
2013	18,580	814
2014	6,396	51
Thereafter	1,057	10

	¥206,267	¥9,491

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7. Goodwill and Other Intangible Assets
Intangible assets developed or acquired during the year ended December 31, 2009 totaled ¥43,461 million, which are subject to amortization and primarily consist of software of ¥39,303 million , which is mainly for internal use, and license fees of ¥2,797 million, in addition to those recorded from acquired businesses. The weighted average amortization period for software, license fees and intangible assets in total is approximately 4 years, 7 years and 4 years, respectively.
The components of intangible assets subject to amortization at December 31, 2009 and 2008 were as follows:

	December 31, 2009		December 31, 2008
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)
Software	¥198,276	¥114,410	¥187,920	¥103,535
License fees	23,889	13,546	21,537	11,104
Other	30,610	8,258	34,341	10,925

	¥252,775	¥136,214	¥243,798	¥125,564

Aggregate amortization expense for the years ended December 31, 2009, 2008 and 2007 was ¥37,994 million, ¥36,715 million and ¥31,879 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥36,633 million in 2010, ¥26,309 million in 2011, ¥16,959 million in 2012, ¥10,846 million in 2013, and ¥6,411 million in 2014.
Intangible assets not subject to amortization other than goodwill at December 31, 2009 and 2008 were not significant.
The changes in the carrying amount of goodwill, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2009 and 2008 were as follows:

	Years ended December 31
	2009	2008
	(Millions of yen)
Balance at beginning of year	¥50,754	¥56,783
Goodwill acquired during the year	4,805	4,975
Translation adjustments and other	312	(11,004)

Balance at end of year	¥55,871	¥50,754

Almost all of the goodwill has been allocated to the Office Business Unit and the Consumer Business Unit at December 31, 2009 and 2008 for impairment testing.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
8. Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2008 were ¥220 million. The weighted average interest rate on short-term loans outstanding at December 31, 2008 was 6.21%.
Long-term debt consisted of the following:

	December 31
	2009	2008
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2017; bearing weighted average interest of 0.30% and 2.93% at December 31, 2009 and 2008, respectively	¥20	¥95
Capital lease obligations	9,761	13,648

	9,781	13,743
Less current portion	(4,869)	(5,320)

	¥4,912	¥8,423

The aggregate annual maturities of long-term debt outstanding at December 31, 2009 were as follows:

(Millions of yen)
Year ending December 31:
2010	¥4,869
2011	3,357
2012	1,068
2013	352
2014	98
Thereafter	37

¥9,781

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
9. Trade Payables
Trade payables are summarized as follows:

	December 31
	2009	2008
	(Millions of yen)
Notes	¥7,608	¥14,544
Accounts	331,505	392,202

	¥339,113	¥406,746

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits
The Company and certain of its subsidiaries have contributory and noncontributory defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee earnings and years of service. The Company and certain of its subsidiaries also have defined contribution pension plans covering substantially all of their employees.
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2009, 2008 and 2007 were ¥9,148 million, ¥10,840 million and ¥10,262 million, respectively.
Obligations and funded status
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥521,985	¥493,478	¥78,468	¥113,833
Service cost	21,759	20,786	2,426	3,141
Interest cost	12,535	12,253	4,251	4,991
Plan participants’ contributions	—	—	1,177	1,460
Amendments	(674)	(204)	—	(86)
Actuarial (gain) loss	10,822	10,160	3,533	(4,521)
Benefits paid	(15,107)	(14,488)	(1,784)	(2,210)
Foreign currency exchange rate changes	—	—	6,099	(38,140)

Benefit obligations at end of year	551,320	521,985	94,170	78,468
Change in plan assets:
Fair value of plan assets at beginning of year	429,870	511,450	62,996	92,908
Actual return on plan assets	26,616	(81,981)	4,844	(8,453)
Employer contributions	15,173	14,716	3,059	8,317
Plan participants’ contributions	—	—	1,177	1,460
Benefits paid	(14,451)	(14,315)	(1,784)	(1,556)
Foreign currency exchange rate changes	—	—	4,766	(29,680)

Fair value of plan assets at end of year	457,208	429,870	75,058	62,996

Funded status at end of year	¥(94,112)	¥(92,115)	¥(19,112)	¥(15,472)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits (continued)
Obligations and funded status (continued)
Amounts recognized in the consolidated balance sheets at December 31, 2009 and 2008 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
	(Millions of yen)
Other assets	¥707	¥806	¥2,069	¥2,461
Accrued expenses	—	—	(96)	(70)
Accrued pension and severance cost	(94,819)	(92,921)	(21,085)	(17,863)

	¥(94,112)	¥(92,115)	¥(19,112)	¥(15,472)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
	(Millions of yen)
Actuarial loss	¥237,822	¥251,731	¥19,411	¥15,650
Prior service credit	(155,928)	(168,904)	(670)	(768)
Net transition obligation	1,444	2,166	—	—

	¥83,338	¥84,993	¥18,741	¥14,882

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
	(Millions of yen)
Accumulated benefit obligation	¥522,582	¥493,559	¥80,361	¥71,627

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits (continued)
Obligations and funded status (continued)
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥545,466	¥516,646	¥94,123	¥77,083
Fair value of plan assets	450,647	423,725	72,942	59,150

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥509,638	¥485,436	¥80,314	¥69,471
Fair value of plan assets	442,756	420,341	72,942	59,089
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2009, 2008 and 2007 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2009	2008	2007	2009	2008	2007
	(Millions of yen)
Service cost	¥21,759	¥20,786	¥20,161	¥2,426	¥3,141	¥4,016
Interest cost	12,535	12,253	11,888	4,251	4,991	4,947
Expected return on plan assets	(15,808)	(19,721)	(21,148)	(4,211)	(5,519)	(5,427)
Amortization of net transition obligation	722	722	722	—	—	—
Amortization of prior service credit	(13,650)	(13,373)	(13,479)	(98)	(271)	(86)
Amortization of actuarial loss	13,923	7,068	4,868	1,014	898	887

	¥19,481	¥7,735	¥3,012	¥3,382	¥3,240	¥4,337

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits (continued)
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) (continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 are summarized as follows:

	Japanese plans		Foreign plans
	Years ended December 31		Years ended December 31
	2009	2008	2009	2008
	(Millions of yen)
Current year actuarial (gain) loss	¥14	¥111,862	¥2,900	¥9,451
Amortization of actuarial loss	(13,923)	(7,068)	(1,014)	(898)
Prior service credit due to amendments	(674)	(204)	—	(86)
Amortization of prior service credit	13,650	13,373	98	271
Amortization of net transition obligation	(722)	(722)	—	—

	¥(1,655)	¥117,241	¥1,984	¥8,738

The estimated net transition obligation, prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Net transition obligation	¥722	¥—
Prior service credit	(12,873)	(117)
Actuarial loss	12,639	1,245
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2009	2008	2009	2008
Discount rate	2.3%	2.4%	5.2%	5.3%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.5%	3.1%
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2009	2008	2007	2009	2008	2007
Discount rate	2.4%	2.5%	2.5%	5.3%	5.1%	4.5%
Assumed rate of increase in future compensation levels	3.0%	2.9%	2.9%	3.1%	3.1%	2.9%
Expected long-term rate of return on plan assets	3.7%	3.7%	3.9%	6.2%	6.5%	6.0%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits (continued)
Plan assets
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
Canon’s model portfolio for Japanese plans consists of three major components: approximately 30% is invested in equity securities, approximately 50% is invested in debt securities, and approximately 20% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.
Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. However, Canon’s model portfolio for foreign plans has been developed as follows: approximately 70% is invested in equity securities, approximately 25% is invested in debt securities, and approximately 5% is invested in other investment vehicles, primarily consisting of investments in real estate assets.
The equity securities are selected primarily from stocks that are listed on the securities exchanges. Prior to investing, Canon has investigated the business condition of the investee companies, and appropriately diversified investments by type of industry and other relevant factors. The debt securities are selected primarily from government bonds, public debt instruments, and corporate bonds. Prior to investing, Canon has investigated the quality of the issue, including rating, interest rate, and repayment dates, and has appropriately diversified the investments. Pooled funds are selected using strategies consistent with the equity and debt securities described above. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital. With respect to investments in foreign investment vehicles, Canon has investigated the stability of the underlying governments and economies, the market characteristics such as settlement systems and the taxation systems. For each such investment, Canon has selected the appropriate investment country and currency.
The three levels of input used to measure fair value are more fully described in Note 20.
The fair values of Canon’s pension plan assets at December 31, 2009, by asset category, are as follows:

	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥48,844	¥—	¥—	¥48,844	¥—	¥—	¥—	¥—
Foreign companies	5,444	—	—	5,444	3,898	—	—	3,898
Pooled funds (b)	—	85,353	—	85,353	—	47,290	—	47,290
Debt securities:
Government bonds (c)	14,803	—	—	14,803	1,581	—	—	1,581
Municipal bonds	—	879	—	879	—	—	—	—
Corporate bonds	—	7,665	—	7,665	—	6,673	—	6,673
Pooled funds (d)	—	189,870	—	189,870	—	9,343	—	9,343
Mortgage backed securities (and other asset backed securities)	—	943	—	943	—	256	—	256
Life insurance company general accounts	—	94,269	—	94,269	—	—	—	—
Other assets	—	8,367	771	9,138	—	6,017	—	6,017

	¥69,091	¥387,346	¥771	¥457,208	¥5,479	¥69,579	¥—	¥75,058

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Employee Retirement and Severance Benefits (continued)
Plan assets (continued)
(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥950 million at December 31, 2009.

(b)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.

(c)	This class includes approximately 80% Japanese government bonds and 20% foreign government bonds.

(d)	These funds invest in approximately 55% Japanese government bonds, 25% foreign government bonds, 10% Japanese municipal bonds, and 10% corporate bonds.
Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not necessarily indicate the risks or ratings of the assets.
Level 1 assets are comprised principally of equity securities and government bonds, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity and debt securities, corporate bonds and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsor of the fund and have daily liquidity. Corporate bonds are valued using quoted prices for identical assets in markets that are not active. Investments in life insurance company general accounts are valued at conversion value.
The fair value of Level 3 assets, consisting of hedge funds, was ¥771 million and ¥712 million at December 31, 2009 and 2008, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the year ended December 31, 2009 were not significant.
Contributions
Canon expects to contribute ¥14,116 million to its Japanese defined benefit pension plans and ¥3,650 million to its foreign defined benefit pension plans for the year ending December 31, 2010.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)
Year ending December 31:
2010	¥13,029	¥1,765
2011	14,571	1,867
2012	15,643	1,972
2013	17,120	2,004
2014	17,961	2,074
2015 – 2019	114,536	12,939

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2009
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥130,857	¥88,498	¥219,355

Income taxes:
Current	¥45,079	¥18,331	¥63,410
Deferred	15,415	5,297	20,712

	¥60,494	¥23,628	¥84,122

	Year ended December 31, 2008
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥382,299	¥98,848	¥481,147

Income taxes:
Current	¥168,428	¥24,857	¥193,285
Deferred	(34,073)	1,576	(32,497)

	¥134,355	¥26,433	¥160,788

	Year ended December 31, 2007
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥575,017	¥193,371	¥768,388

Income taxes:
Current	¥238,921	¥60,358	¥299,279
Deferred	(31,930)	(3,091)	(35,021)

	¥206,991	¥57,267	¥264,258

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Income Taxes (continued)
The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2009, 2008 and 2007.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2009	2008	2007
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.9	0.5	0.3
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(5.4)	(2.6)	(2.8)
Tax credit for research and development expenses	(2.8)	(4.6)	(4.5)
Change in valuation allowance	5.4	0.1	0.1
Other	0.2	0.0	1.3

Effective income tax rate	38.3%	33.4%	34.4%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2009	2008
	(Millions of yen)
Prepaid expenses and other current assets	¥94,798	¥96,613
Other assets	117,263	130,378
Other current liabilities	(2,018)	(2,491)
Other noncurrent liabilities	(36,278)	(29,075)

	¥173,765	¥195,425

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Income Taxes (continued)
The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	December 31
	2009	2008
	(Millions of yen)
Deferred tax assets:
Inventories	¥24,121	¥36,817
Accrued business tax	3,861	5,183
Accrued pension and severance cost	52,639	51,713
Research and development — costs capitalized for tax purposes	45,718	41,661
Property, plant and equipment	53,011	58,682
Accrued expenses	29,409	27,748
Net operating losses carried forward	12,305	6,745
Other	44,709	44,894

	265,773	273,443
Less valuation allowance	(22,188)	(10,817)

Total deferred tax assets	243,585	262,626
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(8,023)	(10,407)
Net unrealized gains on securities	(2,052)	(607)
Tax deductible reserve	(7,797)	(8,119)
Financing lease revenue	(35,505)	(31,035)
Prepaid pension and severance cost	(314)	(2,644)
Other	(16,129)	(14,389)

Total deferred tax liabilities	(69,820)	(67,201)

Net deferred tax assets	¥173,765	¥195,425

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Income Taxes (continued)
The net changes in the total valuation allowance were increases of ¥11,371 million, ¥1,490 million and ¥2,827 million for the years ended December 31, 2009, 2008 and 2007, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2009.
At December 31, 2009, Canon had net operating losses which can be carried forward for income tax purposes of ¥34,410 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to ten years as follows:

(Millions of yen)
Within one year	¥1,534
After one year through five years	7,209
After five years through ten years	17,501
Indefinite period	8,166

Total	¥34,410

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥28,092 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2009 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2009, such undistributed earnings of these subsidiaries were ¥769,380 million.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2009	2008	2007
	(Millions of yen)
Balance at beginning of year	¥12,689	¥15,791	¥16,087
Additions for tax positions of the current year	—	8,700	994
Additions for tax positions of prior years	1,442	1,354	1,902
Reductions for tax positions of prior years	(1,106)	(8,512)	(1,340)
Lapse of the applicable statute of limitations	—	—	(1,311)
Settlements with tax authorities	—	(1,208)	(322)
Other	210	(3,436)	(219)

Balance at end of year	¥13,235	¥12,689	¥15,791

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥4,746 million and ¥4,405 million at December 31, 2009 and 2008, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future period. Based on each of the items of which Canon is aware at December 31, 2009, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2009 and 2008, and interest and penalties included in income taxes for the years ended December 31, 2009, 2008 and 2007 are not material.
Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2006. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2002. In other major foreign tax jurisdictions, including the United States and Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2004 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in Japan and for certain years after 2003 in major foreign tax jurisdictions.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Common Stock
For the years ended December 31, 2008 and 2007, the Company issued 127,254 shares and 190,380 shares of common stock, respectively, in connection with the conversion of convertible debt. In accordance with the Corporation Law of Japan, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.
13. Legal Reserve and Retained Earnings
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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2009, 2008 and 2007 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2009 did not reflect current year-end dividends in the amount of ¥67,896 million which were approved by the stockholders in March 2010.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,307,735 million at December 31, 2009.
Retained earnings at December 31, 2009 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥10,301 million.
14. Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2009	2008	2007
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(235,968)	¥22,796	¥22,858
Adjustments for the year	33,340	(258,764)	(62)

Balance at end of year	(202,628)	(235,968)	22,796
Net unrealized gains and losses on securities:
Balance at beginning of year	1,135	6,287	8,065
Adjustments for the year	2,150	(5,152)	(1,778)

Balance at end of year	3,285	1,135	6,287
Net gains and losses on derivative instruments:
Balance at beginning of year	1,493	(849)	(1,663)
Adjustments for the year	(1,422)	2,342	814

Balance at end of year	71	1,493	(849)
Pension liability adjustments:
Balance at beginning of year	(59,480)	6,436	(26,542)
Adjustments for the year	(2,066)	(65,916)	32,978

Balance at end of year	(61,546)	(59,480)	6,436
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(292,820)	34,670	2,718
Adjustments for the year	32,002	(327,490)	31,952

Balance at end of year	¥(260,818)	¥(292,820)	¥34,670

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
14. Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2009:
Foreign currency translation adjustments	¥35,459	¥(2,089)	¥33,370
Net unrealized gains and losses on securities:
Amount arising during the year	2,231	(1,333)	898
Reclassification adjustments for gains and losses realized in net income	2,205	(886)	1,319

Net change during the year	4,436	(2,219)	2,217
Net gains and losses on derivative instruments:
Amount arising during the year	298	(119)	179
Reclassification adjustments for gains and losses realized in net income	(2,670)	1,068	(1,602)

Net change during the year	(2,372)	949	(1,423)
Pension liability adjustments:
Amount arising during the year	(4,115)	1,891	(2,224)
Reclassification adjustments for gains and losses realized in net income	1,911	(632)	1,279

Net change during the year	(2,204)	1,259	(945)

Other comprehensive income (loss)	¥35,319	¥(2,100)	¥33,219

2008:
Foreign currency translation adjustments	¥(266,568)	¥5,893	¥(260,675)
Net unrealized gains and losses on securities:
Amount arising during the year	(17,485)	6,992	(10,493)
Reclassification adjustments for gains and losses realized in net income	7,752	(3,101)	4,651

Net change during the year	(9,733)	3,891	(5,842)
Net gains and losses on derivative instruments:
Amount arising during the year	23,121	(9,248)	13,873
Reclassification adjustments for gains and losses realized in net income	(19,219)	7,688	(11,531)

Net change during the year	3,902	(1,560)	2,342
Pension liability adjustments:
Amount arising during the year	(111,215)	39,233	(71,982)
Reclassification adjustments for gains and losses realized in net income	(4,956)	2,073	(2,883)

Net change during the year	(116,171)	41,306	(74,865)

Other comprehensive income (loss)	¥(388,570)	¥49,530	¥(339,040)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
14. Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2007:
Foreign currency translation adjustments	¥(396)	¥308	¥(88)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,721)	3,231	(4,490)
Reclassification adjustments for gains and losses realized in net income	(580)	2,715	2,135

Net change during the year	(8,301)	5,946	(2,355)
Net gains and losses on derivative instruments:
Amount arising during the year	589	(236)	353
Reclassification adjustments for gains and losses realized in net income	780	(312)	468

Net change during the year	1,369	(548)	821
Pension liability adjustments:
Amount arising during the year	71,364	(26,586)	44,778
Reclassification adjustments for gains and losses realized in net income	(7,088)	2,952	(4,136)

Net change during the year	64,276	(23,634)	40,642

Other comprehensive income (loss)	¥56,948	¥(17,928)	¥39,020

15. Stock-Based Compensation
On May 1, 2009, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 954,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year contractual term. The grant-date fair value per share of the stock options granted during the year ended December 31, 2009 was ¥699.
On May 1, 2008, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 592,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year contractual term. The grant-date fair value per share of the stock options granted during the year ended December 31, 2008 was ¥1,247.
The compensation cost recognized for these stock options for the years ended December 31, 2009 and 2008 was ¥564 million and ¥246 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model that incorporates the assumptions presented below:

	Years ended December 31
	2009	2008

Expected term of option (in years)	4.0	4.0
Expected volatility	40.08%	37.39%
Dividend yield	3.51%	2.10%
Risk-free interest rate	0.64%	0.95%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. Stock-Based Compensation (continued)
A summary of option activity under the stock option plans as of and for the years ended December 31, 2009 and 2008 is presented below:

			Weighted-average
		Weighted-average	remaining	Aggregate
	Shares	exercise price	contractual term	intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2008	—	¥—
Granted	592,000	5,502
Forfeited	—	—

Outstanding at December 31, 2008	592,000	5,502	3.3	¥—
Granted	954,000	3,287
Forfeited	(34,000)	4,851

Outstanding at December 31, 2009	1,512,000	¥4,119	3.0	¥588

At December 31, 2009, all option awards were nonvested but expected to be vested, and there was ¥558 million of total unrecognized compensation cost related to these nonvested stock options. That cost is expected to be recognized over a weighted-average period of 0.96 year.
16. Net Income Attributable to Canon Inc. Stockholders per Share
A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2009	2008	2007
	(Millions of yen)
Net income attributable to Canon Inc.	¥131,647	¥309,148	¥488,332
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	—	2	4

Diluted net income attributable to Canon Inc.	¥131,647	¥309,150	¥488,336

	(Number of shares)
Average common shares outstanding	1,234,481,836	1,255,626,490	1,293,295,680
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	—	79,929	221,751

Diluted common shares outstanding	1,234,481,836	1,255,706,419	1,293,517,431

		(Yen)

Net income attributable to Canon Inc. stockholders per share:
Basic	¥106.64	¥246.21	¥377.59
Diluted	106.64	246.20	377.53
The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2009 and 2008 exclude outstanding stock options because the effect would be anti-dilutive.

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
Foreign currency exchange rate risk management
Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.
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
Derivatives not designated as hedges
Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.
Contract amounts of foreign exchange contracts as of December 31, 2009 and 2008 are set forth below:

	December 31
	2009	2008
	(Millions of yen)
To sell foreign currencies	¥494,314	¥350,959
To buy foreign currencies	30,978	35,247
Fair value of derivative instruments in the consolidated balance sheet
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheet as of December 31, 2009.
Derivatives designated as hedging instruments

	December 31, 2009
	Balance sheet location	Fair value
		(Millions of yen)
Liabilities:
Foreign exchange contracts	Other current liabilities	¥644

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17. Derivatives and Hedging Activities (continued)
Derivatives not designated as hedging instruments

	December 31, 2009
	Balance sheet location	Fair value
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥752
Liabilities:
Foreign exchange contracts	Other current liabilities	6,566
Effect of derivative instruments on the consolidated statement of income
The following tables present the effect of Canon’s derivative instruments on the consolidated statement of income for the year ended December 31, 2009.
Derivatives in cash flow hedging relationships

Gain (loss) recognized in
income (ineffective
	Gain (loss)	Gain (loss) reclassified from		portion and amount
	recognized in OCI	accumulated OCI into income		excluded from
	(effective portion)	(effective portion)		effectiveness testing)
	Amount	Location	Amount	Location	Amount
(Millions of yen)
Foreign exchange contracts	¥(2,372)	Other, net	¥2,670	Other, net	¥(462)
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2008 and 2007. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥3,701 million and ¥6,883 million for the years ended December 31, 2008 and 2007, respectively.
Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Location	Amount
		(Millions of yen)

Foreign exchange contracts	Other, net	¥(8,638)
18. Commitments and Contingent Liabilities
Commitments
At December 31, 2009, commitments outstanding for the purchase of property, plant and equipment approximated ¥21,839 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥64,226 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,210 million and ¥14,223 million at December 31, 2009 and 2008, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to ¥36,474 million, ¥41,169 million and ¥36,900 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18. Commitments and Contingent Liabilities (continued)
Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2009 are as follows:

(Millions of yen)
Year ending December 31:
2010	¥16,259
2011	13,331
2012	9,641
2013	6,551
2014	5,002
Thereafter	8,180

Total future minimum lease payments	¥58,964

Guarantees
Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥18,526 million at December 31, 2009. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2009 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2009 and 2008 are summarized as follows:

	Years ended December 31
	2009	2008
	(Millions of yen)
Balance at beginning of year	¥17,372	¥20,138
Addition	21,670	30,644
Utilization	(22,050)	(26,846)
Other	(3,048)	(6,564)

Balance at end of year	¥13,944	¥17,372

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18. Commitments and Contingent Liabilities (continued)
Legal proceedings (continued)
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. Canon received a brief from the Federal Constitutional Court in September 2009 to enable the Court to decide on whether to accept the claim, and Canon responded to it in November 2009. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.
Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above and other outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.
19. Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2009 and 2008 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2009		2008
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
		(Millions of yen)
Long-term debt, including current installments	¥(9,781)	¥(9,777)	¥(13,743)	¥(13,727)
Foreign exchange contracts:
Assets	752	752	10,516	10,516
Liabilities	(7,210)	(7,210)	(678)	(678)
The following methods and assumptions are used to estimate the fair value in the above table.
Long-term debt
The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)
Fair value of financial instruments (continued)
Foreign exchange contracts
The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Concentrations of credit risk
At December 31, 2009 and 2008, one customer accounted for approximately 22% and 19% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.
20. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.
Assets and liabilities measured at fair value on a recurring basis
The following table presents Canon’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
		(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥184,856	¥—	¥184,856
Available-for-sale securities (current):
Government bonds	222	—	—	222
Available-for-sale securities (noncurrent):
Government bonds	204	—	—	204
Corporate bonds	—	29	1,340	1,369
Fund trusts	1,589	979	—	2,568
Equity securities	17,726	—	—	17,726
Derivatives	—	752	—	752

Total assets	¥19,741	¥186,616	¥1,340	¥207,697

Liabilities:
Derivatives	¥—	¥7,210	¥—	¥7,210

Total liabilities	¥—	¥7,210	¥—	¥7,210

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20. Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a recurring basis (continued)

	December 31, 2008
	Level 1	Level 2	Level 3	Total
		(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥194,030	¥—	¥194,030
Available-for-sale securities (current):
Government bonds	1	—	—	1
Fund trusts	149	—	—	149
Available-for-sale securities (noncurrent):
Government bonds	413	—	—	413
Corporate bonds	43	29	1,516	1,588
Fund trusts	1,284	952	—	2,236
Equity securities	12,218	—	—	12,218
Derivatives	—	10,516	—	10,516

Total assets	¥14,108	¥205,527	¥1,516	¥221,151

Liabilities:
Derivatives	¥—	¥678	¥—	¥678

Total liabilities	¥—	¥678	¥—	¥678

Level 1 investments are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on unobservable inputs as the market for the assets was not active at the measurement date.
Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.
The following table presents the changes in Level 3 assets measured on a recurring basis, consisting of corporate bonds, for the years ended December 31, 2009 and 2008.

	Years ended December 31
	2009	2008
	(Millions of yen)
Balance at beginning of year	¥1,516	¥1,889
Total gains or losses (realized or unrealized):
Included in earnings	(221)	(559)
Included in other comprehensive income (loss)	(1)	(8)
Purchases, issuances, and settlements	46	194

Balance at end of year	¥1,340	¥1,516

Substantially all gains and losses included in earnings are related to corporate bonds still held at December 31, 2009 and 2008, respectively, and are reported in “Other, net” in the consolidated statements of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20. Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a nonrecurring basis
During the year ended December 31, 2009, long-lived assets held and used with a carrying amount of ¥15,390 million were written down to their fair value of zero and classified as Level 3 assets, resulting in an impairment charge of ¥15,390 million, which was included in earnings.
During the year ended December 31, 2009, non-marketable equity securities with a carrying amount of ¥1,468 million were written down to their fair value of ¥480 million and classified as Level 3 instruments, resulting in an other-than-temporary impairment charge of ¥988 million, which was included in earnings. During the year ended December 31, 2008, non-marketable equity securities with a carrying amount of ¥513 million were written down to their fair value of ¥112 million and classified as Level 3 instruments, resulting in an other-than-temporary impairment charge of ¥401 million, which was included in earnings.
21. Segment Information
Certain foreign private issuers, including Canon, have been exempted from the segment disclosure requirements of U.S. GAAP in filings with the SEC under the Securities Exchange Act of 1934.
However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (“FIRE”) rule. The FIRE rule eliminates an instruction to the Form 20-F that permitted certain foreign private issuers to omit segment disclosures required by U.S. GAAP, as well as other enhancements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ended on or after December 15, 2009 and was adopted by Canon in the year ended December 31, 2009 for all periods presented.
Segment information
Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
The primary products included in each segment are as follows:
Office Business Unit: Office network digital MFDs, Color network digital MFDs, Office copying machines, Personal-use copying machines, Full-color copying machines, Laser printers, and Large format inkjet printers
Consumer Business Unit: Digital SLR cameras, Compact digital cameras, Interchangeable lenses, Digital video camcorders, Inkjet multifunction peripherals, Single function inkjet printers, Image scanners, and Broadcasting equipment
Industry and Others Business Unit: Semiconductor production equipment, Mirror projection mask aligners for LCD panels, Medical equipment, Components, Computer information systems, Document scanners, and Personal information products
The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Segment Information (continued)
Segment information (continued)
Information about operating results and assets for each segment as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

			Industry and	Corporate and
	Office	Consumer	Others	eliminations	Consolidated
	(Millions of yen)

2009:
Net sales:
External customers	¥1,635,056	¥1,299,194	¥274,951	¥—	¥3,209,201
Intersegment	10,020	1,966	83,047	(95,033)	—

Total	1,645,076	1,301,160	357,998	(95,033)	3,209,201
Operating cost and expenses	1,415,680	1,117,668	433,954	24,844	2,992,146

Operating profit (loss)	¥229,396	¥183,492	¥(75,956)	¥(119,877)	¥217,055

Total assets	¥745,646	¥437,160	¥359,635	¥2,305,116	¥3,847,557
Depreciation and amortization	90,878	48,701	60,770	115,044	315,393
Capital expenditures	96,718	27,503	25,644	108,387	258,252

2008:
Net sales:
External customers	¥2,223,253	¥1,453,647	¥417,261	¥—	¥4,094,161
Intersegment	23,356	2,428	105,144	(130,928)	—

Total	2,246,609	1,456,075	522,405	(130,928)	4,094,161

Operating cost and expenses	1,789,263	1,232,951	570,281	5,592	3,598,087

Operating profit (loss)	¥457,346	¥223,124	¥(47,876)	¥(136,520)	¥496,074

Total assets	¥822,660	¥502,927	¥453,581	¥2,190,766	¥3,969,934
Depreciation and amortization	99,962	58,082	71,557	111,736	341,337
Capital expenditures	139,046	52,641	31,445	180,268	403,400

2007:
Net sales:
External customers	¥2,456,798	¥1,585,307	¥439,241	¥—	¥4,481,346
Intersegment	20,720	2,645	110,742	(134,107)	—

Total	2,477,518	1,587,952	549,983	(134,107)	4,481,346

Operating cost and expenses	1,912,343	1,260,113	527,039	25,178	3,724,673

Operating profit	¥565,175	¥327,839	¥22,944	¥(159,285)	¥756,673

Total assets	¥981,627	¥590,208	¥535,825	¥2,404,965	¥4,512,625
Depreciation and amortization	97,886	56,278	65,331	122,199	341,694
Capital expenditures	126,857	35,548	113,178	194,081	469,664
Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and cash equivalents, finance receivables, investments, deferred tax assets and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Segment Information (continued)
Geographic information
Information by major geographic area as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(Millions of yen)

Net sales:
Japan	¥702,344	¥868,280	¥947,587
Americas	894,154	1,154,571	1,336,168
Europe	995,150	1,341,400	1,499,286
Other areas	617,553	729,910	698,305

Total	¥3,209,201	¥4,094,161	¥4,481,346

Long-lived assets:
Japan	¥1,205,887	¥1,314,092	¥1,284,283
Americas	59,273	43,435	45,492
Europe	44,875	47,392	68,944
Other areas	77,146	71,407	78,499

Total	¥1,387,181	¥1,476,326	¥1,477,218

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States are ¥793,428 million, ¥1,043,333 million and ¥1,217,096 million for the years ended December 31, 2009, 2008 and 2007, respectively.
Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Segment Information (continued)
Geographic information (continued)
The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2009, 2008 and 2007. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information as supplemental information based on the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

					Corporate and
	Japan	Americas	Europe	Other areas	eliminations	Consolidated
	(Millions of yen)

2009:
Net sales:
External customers	¥827,762	¥871,633	¥991,336	¥518,470	¥—	¥3,209,201
Intersegment	1,714,375	1,263	919	534,147	(2,250,704)	—

Total	2,542,137	872,896	992,255	1,052,617	(2,250,704)	3,209,201
Operating cost and expenses	2,288,471	860,863	964,606	1,019,208	(2,141,002)	2,992,146

Operating profit	¥253,666	¥12,033	¥27,649	¥33,409	¥(109,702)	¥217,055

Total assets	¥1,386,511	¥198,094	¥378,477	¥384,795	¥1,499,680	¥3,847,557

2008:
Net sales:
External customers	¥998,676	¥1,141,560	¥1,337,147	¥616,778	¥—	¥4,094,161
Intersegment	2,318,521	3,758	4,329	670,678	(2,997,286)	—

Total	3,317,197	1,145,318	1,341,476	1,287,456	(2,997,286)	4,094,161
Operating cost and expenses	2,812,645	1,136,288	1,314,942	1,247,156	(2,912,944)	3,598,087

Operating profit	¥504,552	¥9,030	¥26,534	¥40,300	¥(84,342)	¥496,074

Total assets	¥1,607,653	¥203,255	¥417,562	¥344,638	¥1,396,826	¥3,969,934

2007:
Net sales:
External customers	¥1,048,310	¥1,329,479	¥1,499,821	¥603,736	¥—	¥4,481,346
Intersegment	2,494,251	4,608	3,496	824,844	(3,327,199)	—

Total	3,542,561	1,334,087	1,503,317	1,428,580	(3,327,199)	4,481,346
Operating cost and expenses	2,768,998	1,281,805	1,441,972	1,378,306	(3,146,408)	3,724,673

Operating profit	¥773,563	¥52,282	¥61,345	¥50,274	¥(180,791)	¥756,673

Total assets	¥1,899,452	¥280,458	¥591,104	¥424,244	¥1,317,367	¥4,512,625

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22. Subsequent Events
Share exchange agreement to make Canon Finetech Inc. a wholly owned subsidiary of Canon Inc.
On February 8, 2010, the Board of Directors of the Company approved a share exchange under which the Company would make Canon Finetech Inc. (“Canon Finetech”) its wholly owned subsidiary, and the Company has entered into a share exchange agreement with Canon Finetech on the same date. As of February 8, 2010, the Company owned 57.59% of Canon Finetech. The share exchange is expected to become effective on May 1, 2010. The share exchange ratio is one share of Canon Finetech for 0.38 share of the Company. The Company will issue no new shares of stock, as it plans to issue its treasury stock for this transaction.
In order to secure the fairness of the share exchange ratio, the Company and Canon Finetech determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and diligently examined the results of the professional analyses and advice on the calculation of the proposed share exchange ratios submitted by the third-party appraisal agencies. As a result, the Boards of Directors of the Company and Canon Finetech determined the share exchange ratio of 0.38 share of the Company’s common stock for each share of Canon Finetech common stock at their meetings held on February 8, 2010.
As a result of the share exchange, the carrying amount of the Company’s noncontrolling interest in Canon Finetech will be decreased from ¥31,675 million to zero. The difference between the fair value of the shares of the Company issued to the noncontrolling interest holders and the decrease in the carrying amount of the noncontrolling interests will be recognized as an adjustment to additional paid-in capital. Additionally, after the date of the exchange, all of the net income of Canon Finetech will be attributable to the Company.
The Company has decided that making Canon Finetech its wholly owned subsidiary would facilitate the organic integration of both companies’ management resources, further enhance the synergy effect throughout the Canon Group, and further elevate the flexibility and speed of management.
Acquisition of Océ N.V.
On March 9, 2010, Canon acquired 34.8% of the total outstanding shares of Océ N.V. (“Océ”), which is listed on NYSE Euronext Amsterdam, through a fully self-funded public cash tender offer for consideration of ¥ 38,785 million, in addition to the 22.9% interest Canon held before the public cash tender offer. Subsequent to the acquisition date, Canon acquired an additional 9.8% of the total outstanding shares of Océ for consideration of ¥10,918 million during the post-acceptance period of the tender offer and also acquired 0.6% for consideration of ¥671 million through market purchases. In addition, Canon subsequently acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥8,027 million. As a result, Canon’s aggregate interest currently represents
87.2% of the total outstanding shares of Océ. Océ is engaged in research and development, manufacture and sale of document management systems, printing systems for professionals and high-speed, wide format digital printing systems. Canon and Océ have complementary technologies and products and would benefit from this strong business relationship. Amid the increasingly competitive printing industry, Canon is further strengthening its business foundation in order to solidify its position as one of the global leaders. Canon aims to provide diversified solutions to its customers in the printing industry by making Océ a consolidated subsidiary.
This acquisition will be accounted for using the acquisition method. Prior to the March 9, 2010 acquisition date, Canon accounted for its 22.9% interest in Océ using the equity method. The acquisition-date fair value of the previous equity interest of ¥ 25,508 million was remeasured using the quoted price of Océ’s common stock on the acquisition date, and will be included in the measurement of the total acquisition consideration.
Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the issuance date of the consolidated financial statements.

Canon Inc. and Subsidiaries
Schedule II Valuation and Qualifying Accounts

	Balance at	Addition-	Deduction-		Balance
	beginning of	charged to	bad debts	Translation	at end of
	period	income	written off	adjustments	period
	(Millions of yen)
Year ended December 31, 2009:
Allowance for doubtful receivables	¥9,318	¥3,054	¥1,474	¥445	¥11,343

Year ended December 31, 2008:
Allowance for doubtful receivables	¥14,547	¥1,304	¥3,618	¥(2,915)	¥9,318

Year ended December 31, 2007:
Allowance for doubtful receivables	¥13,849	¥3,527	¥2,978	¥149	¥14,547

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
By:	/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President and CFO
Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Date March 30, 2010

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation) , incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

Exhibit 101	Definition Linkbase Document