Form 20-F/A
period 2009-12-31
CANON INC
filed 2010-06-10
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Yes ☐       No ☑

i

Explanatory Note
     This Amendment No. 1 on Form 20-F/A has been filed by Canon Inc. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 30, 2010. This amendment presents Item 18. The only change to Item 18 is to add the conformed signature of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, to the audit reports.
     The Company does not intend to revise, update, amend or restate the information presented in any other items of such annual report on Form 20-F or reflect any events that have occurred after the filing of such annual report on Form 20-F. Among other things, forward-looking statements and risk factors contained in such annual report on Form 20-F have not been revised to reflect events, results or developments that have occurred or facts that became known to the Company after filing such annual report on Form 20-F, and such forward-looking statements and risk factors should be read in their historical context.

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

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
By:	/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President and CFO
Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Date June 10, 2010

EXHIBIT INDEX

Exhibit number	Title
Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act