Form 20-F
period 2010-12-31
CANON INC
filed 2011-03-30
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO
SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
As of December 31, 2010, 1,228,467,489 shares of common stock, including 43,665,675
ADSs, were outstanding.
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2010 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 18, 2011, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥81.14 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2010” refers to the Company’s fiscal year ended December 31, 2010, and other fiscal years of the Company are referred to in a corresponding manner.
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

Selected financial data *1:	2010 *4	2009 *4	2008 *4	2007 *4	2006
	(Millions of yen, except average number of shares and per share data)

Net sales	¥3,706,901	¥3,209,201	¥4,094,161	¥4,481,346	¥4,156,759
Operating profit	387,552	217,055	496,074	756,673	707,033
Net income attributable to Canon Inc.	246,603	131,647	309,148	488,332	455,325
Advertising expenses	94,794	78,009	112,810	132,429	116,809
Research and development expenses	315,817	304,600	374,025	368,261	308,307
Depreciation of property, plant and equipment	232,327	277,399	304,622	309,815	235,804
Increase in property, plant and equipment	158,976	216,128	361,988	428,549	379,657
Long-term debt, excluding current installments	4,131	4,912	8,423	8,680	15,789
Common stock	174,762	174,762	174,762	174,698	174,603
Canon Inc. stockholders’ equity	2,645,782	2,688,109	2,659,792	2,922,336	2,986,606
Total assets	3,983,820	3,847,557	3,969,934	4,512,625	4,521,915

Average number of common shares in thousands *2	1,234,818	1,234,482	1,255,626	1,293,296	1,331,542

Per share data *2:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥199.71	¥106.64	¥246.21	¥377.59	¥341.95
Diluted	199.70	106.64	246.20	377.53	341.84
Cash dividends declared	120.00	110.00	110.00	110.00	83.33
Cash dividends declared (U.S.$)*3	$1.447	$1.196	$1.073	$1.034	$0.709
Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.

2.	The Company made a three-for-two stock split on July 1, 2006. The average number of common shares and the per share data for the periods prior to the stock split have been adjusted to reflect the stock split.

3.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

4.	Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application.

     The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 18, 2011, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥81.14 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2006	115.99	119.02	119.81	110.07
2007	117.45	111.71	124.09	108.17
2008	102.85	90.79	110.48	87.84
2009	93.67	93.08	100.71	86.12
2010 -Year	87.16	81.67	94.68	80.48
- 1(st) half		88.49	94.68	88.39
- July		86.43	88.59	86.40
- August		84.10	86.42	84.10
- September		83.53	85.77	83.05
- October		80.48	83.33	80.48
- November		83.56	84.34	80.61
- December		81.67	84.23	81.67
2011 - January		81.97	83.36	81.56
- February		81.94	83.79	81.48
Note: The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.
     B. Capitalization and indebtedness
     Not applicable.
     C. Reasons for the offer and use of proceeds
     Not applicable.
     D. Risk factors
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser printers, cameras, inkjet printers, semiconductor lithography equipment and LCD lithography equipment.
     Primarily because of the nature of the business and geographic areas in which Canon operates and the highly competitive nature of the industries to which it belongs, Canon is subject to a variety of risks and uncertainties, including, but not limited to, the following:
Risk Related to Earthquake in Northeastern Japan and its Aftermath
     The earthquake and resulting tsunami that took place in Northeastern Japan on March 11, 2011 have had and will continue to have a significant negative impact on the Japanese economy. Canon has suffered from the direct effects of the disaster, including damages to certain of its buildings and other assets. In addition, Canon has suffered and may continue to suffer indirect effects of the disaster, including disruptions of electricity and water supplies as a result of damage to infrastructure, supply shortages of components resulting from damages to its suppliers, interruption of logistics services and a general decline in demand in the Japanese market. These factors and others may lead to reduced production turnover or suspension of production, which may cause harmful effect on Canon’s business operations. In the short term, this could negatively affect Canon’s revenue and generate increased costs, adversely affecting Canon’s operating results and financial position.
Risks Related to Canon’s Industries
     Canon has invested and will continue to invest actively in next-generation technologies. If the market for these technologies does not develop as Canon expects, or if its competitors produce these or competing technologies in a more timely or effective manner, there could be a material adverse effect on Canon’s operating results.
     Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive. For several years, Canon has continued its investments in development and manufacturing in order to keep pace with technological evolution. If Canon’s business strategies diverge from market demands, Canon may not recover some or all of its investments, or may lose business opportunities, or both, which may have a material adverse effect on Canon’s operating results.
     In addition, Canon has sought to develop production technology and equipment to accelerate the automation of its manufacturing processes and in-house production of key devices. If Canon cannot effectively implement these techniques, it may fail to realize cost advantages or product differentiation, and consequently lose business opportunities, which may adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and commercial acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that are not well received by the market, its operating results could be adversely affected.
     Entering new business areas through the development of next-generation technologies is a focal point of Canon’s corporate strategy. To the extent that Canon enters into such new business areas, Canon may not be able to establish a successful business models or may face severe competition with new competitors. If such events occur, Canon’s operating results may be adversely affected.
     If Canon does not effectively manage transitions in its products and services, its operating results may decline.
     Many of the businesses areas in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; frequent introduction of new products; short product life cycles; and continued qualitative improvements to current products at stable price levels. If Canon does not make effective transitions from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low marketability due to an improper product quality during the introductory period, variations in manufacturing costs, delays of customer purchasing decisions in anticipation of further introductions, uncertainty in predicting customer demand for new offerings and difficulty in effectively managing inventory levels in line with anticipated demand. Moreover, if Canon is unable to respond quickly to unexpected technological innovations with respects to information systems and networks, Canon’s revenue may be significantly affected as a result of delays associated with the incorporation of such new information technologies into existing products and services as well as new offerings.

     Canon’s revenue and gross margin also may suffer adverse effects because of the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or when a competitor introduces a new product immediately prior to Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current products and services, potentially offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not wholly or partially duplicative of existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services could be reduced, and its operating results could decline.
     Canon’s digital camera business operates in a highly competitive environment.
     The market for digital single-lens-reflex (“SLR”) cameras is a key business area for Canon. Recently, a new type of interchangeable lens camera has been developed that eliminates the mirror mechanism, one of the key components of conventional digital SLRs, allowing for a more compact and lightweight product. During 2010, so-called “mirrorless” digital cameras were released by a number of our competitors, and these models have competed and will continue to compete for market share with Canon’s existing products. If the growth of the mirrorless digital camera market erodes the market share of standard digital SLRs, or if Canon’s digital SLR offerings are otherwise unable to remain competitive with mirrorless digital cameras produced by its competitors, Canon’s current leading position in the digital camera market may suffer, which would have a material adverse effect on Canon’s business, financial condition and operating results.
     The markets for digital media and video recording technologies are subject to rapid technological change.
     The markets in which Canon operates are subject to rapid technological change. The video camcorder industry has almost completed a transition to digital formats, and the increase in High Definition (“HD”) television broadcasts has accelerated the shift away from the Standard Definition (“SD”) format. Similarly, recording media are also experiencing a rapid transition to flash memory and away from Mini DV tapes, DVDs, and hard disk drives. The pace of technological change has made predicting future market trends more difficult than was previously the case. If Canon is unable to forecast accurately the demand for particular new recording or media formats, this could reduce demand for its products, which would have a material adverse effect on Canon’s business, financial condition and operating results.
     Video camcorders are no longer the only products on the market that are capable of recording movies. Digital SLRs and compact digital cameras are now also capable of recording HD movies. Although the image quality of webcams is inferior to that of standard video camcorders, digital SLRs and compact digital cameras, the relatively low price of webcams has led to solid growth in sales volume, particularly in North America. An increase in market share of these new products and resultant contraction of the video camcorder market could have a material adverse effect on Canon’s business, financial condition and operating results.
     Because the lithography equipment industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.
     The lithography equipment industry is characterized by business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and LCD panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment and LCD lithography equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition. In addition, LCD panel manufacturers are facing demands for severe price reductions of LCD panels as a result of intense competition among makers of televisions and personal computer monitors. As a result, panel manufacturers may reduce their investment in equipment, which may adversely affect Canon’s operating results.
     Downturns in the semiconductor and LCD industries have caused Canon’s customers to change their operating strategies, which in turn may affect Canon’s business.
     Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. On the other hand, an oligopoly is developing in the large-sized LCD panel production industry. Therefore, if Canon is insufficiently responsive to market trends, including market reorganization led by these manufacturers, Canon may not be able to maintain its customer base, which may result in a material adverse effect on Canon’s business operations. In addition, it is difficult for Canon to predict the future effects of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes, and unanticipated events, such as natural disasters, may adversely affect Canon’s business.
     The lithography equipment industry is characterized by rapid technological change. If Canon does not consistently develop new products to keep pace with technological change and meet its customers’ requirements, Canon may lose customers, and its business may suffer.
     Canon’s semiconductor and LCD lithography equipments are subject to rapid technological change and can quickly become obsolete. Future success in the semiconductor and LCD lithography equipments business depend on Canon’s ability to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to shrink, the demand for more technologically advanced semiconductor lithography equipments are likely to increase. Canon’s existing semiconductor and LCD lithography equipments could become obsolete sooner than expected because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower cost or to supply sufficient quantities to its worldwide customer base could adversely affect Canon’s net sales and profitability.
Risks Related to Canon’s Business
     Economic trends in Canon’s major markets may adversely affect its operating results.
     Although global economic conditions have begun to improve, prospects for global economic recovery remain uncertain, reflecting concerns about the weakening effects of stimulus policies in advanced countries, deflation in Japan and inflation in emerging countries. As a result of the economic downturn in recent periods, declines in consumption and restrained investment in Canon’s major markets, including Japan, the United States, Europe and Asia, have affected both individual consumer and corporate sales, and if economic conditions do not improve, these trends may continue. Canon’s operating results for products such as office and industrial equipment are affected by the financial results of its corporate customers, and deterioration of these financial results has caused and may continue to cause customers to restrain their capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. The rise in inventory levels, rapid price declines owing to intensifying competition and the recent decline in the level of consumer spending and corporate investment driven by the economic downturn could adversely affect Canon’s operating results and financial position.

     Canon derives a significant percentage of its revenues from Hewlett-Packard.
     Canon depends on Hewlett-Packard for a significant part of its business. During fiscal 2010, approximately 20% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and operating results may be affected by the policies, business and operating results of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.
     Canon depends on specific outside suppliers for certain key components.
     Canon relies on specific outside suppliers that meet Canon’s strict criteria for quality, efficiency and environmental friendliness for critical components and special materials used in its products. In some cases, Canon may be forced to discontinue production of some or all of its products if the specific outside suppliers that supply key components and special materials across Canon’s product lines experience unforeseen difficulties, or if such parts and special materials suffer from quality problems or are in short supply. Further, the prices of components and special materials purchased from specific outside suppliers may surge, triggered by the imbalance of supply and demand along with other factors. If such risks occur as an outcome of the dependency on such specific outside vendors, Canon’s operating results may be adversely affected.
     Although competition is increasing in the market for supplies and services following initial product placement, Canon maintains a high market share in such sales. As a result, Canon may be subject to antitrust-related lawsuits, investigations or proceedings, which may adversely affect its operating results or reputation.
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
     In recent years, counterfeiting of Canon products has increased worldwide. Counterfeit products may diminish Canon’s brand image, particularly if purchasers of such products mistakenly attribute the counterfeit products’ poor quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there can be no assurance that such measures will be successful, and the continued manufacture and sale of such products could adversely affect Canon’s brand image as well as its operating results.
     Per unit production costs are highest when a new product is introduced, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.
     The unit costs of Canon’s products have historically been highest when products are newly introduced into production. The introduction of new products has at times had a negative impact on gross profit, operating results and cash flow. Cost reductions and enhancements are typically achieved over time through:
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
     Canon generally experiences seasonal trends in the sales of its consumer-oriented products. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict short-term demand, placing pressure on Canon’s inventory management and logistics systems. If product supply from Canon exceeds actual demand, excess inventory will put downward pressure on selling prices and raise inefficiency in cash management, potentially reducing Canon’s revenue. Alternatively, if actual demand exceeds the supply of products, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its operating results.

     Canon’s business is subject to changes in the sales environment.
     A substantial portion of Canon’s market share is concentrated in a relatively small number of large distributors, particularly in Europe and the United States. Canon’s product sales to these distributors constitute a significant percentage of its overall sales. As a result, any disruptions in its relationships with these large distributors in specific sales territories could adversely affect Canon’s ability to meet its sales targets. Any increase in the concentration of sales to these large distributors could result in a reduction of Canon’s pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s operating results.
     Canon is subject to financial and reputational risks owing to product quality and liability issues.
     Although Canon works to minimize risks that may arise from product quality and liability issues, such as those triggered by the individual functionality and also from the combination of hardware and software that make up Canon’s products, there can be no assurance that Canon will be able to eliminate or limit these issues and the resulting damages. If such factors adversely affect Canon’s operating activities, generate additional expenses such as those related to product recalls, service and compensation, or otherwise hurt its brand image, Canon’s operating results or reputation for quality may be adversely affected.
     Canon’s success depends in part on the value of its brand name, and if the value of the brand is diminished, Canon’s operating results and prospects will be adversely affected.
     Canon’s success depends in part on the value of its brand name. Any negative publicity regarding the quality of Canon’s products could have an adverse impact on operations, especially negative publicity involving consumer products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business and operating results. If Canon fails to maintain its overall compliance regime, especially legal or regulatory compliance, this also could result in damage to Canon’s credibility and brand value.
     A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.
     A substantial portion of Canon’s business activity is conducted outside Japan, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in such markets, including the following:
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
     Any inability to manage the risks inherent in Canon’s international activities could adversely affect its business and operating results. In order to reduce costs and produce Canon’s products competitively, Canon maintains several production facilities and more than ten sales bases in Asia, including China, Thailand and Vietnam, and is vigorously conducting significant production and sales activities in Asia. Under such circumstances, unexpected events may occur, including political or legal change, labor shortages or strikes, increased personnel costs or changes in economic conditions. In particular, a large revaluation of local currencies, or a sudden significant change in the tax system or other regulatory regimes could adversely affect Canon’s overall performance. Given the importance of Canon’s research and development, production and sales activities in Asia, Canon’s business may be more acutely exposed to such risks than to the global economy in general.
     The outbreak, prevalence or spread of an epidemic disease, such as a new strain of influenza, in any region around the globe could also have a negative effect on Canon’s business operations, including its research and development, production and sales activities, along with the disruption of markets for Canon’s products.
     In addition, unexpected changes in import taxes imposed by foreign governments could adversely affect Canon’s business and operating results.
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
     Any of the above factors regarding international operations could have an adverse effect on Canon’s operating results.

     Canon’s operating and financing activities expose it to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.
     Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies, as well as its margins have been and may continue to be adversely affected by the strength of the yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will generally be favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency business transactions and the yen value of Canon’s foreign currency-denominated equity investments have fluctuated and may continue to fluctuate. These fluctuations may have unpredictable effects on Canon’s consolidated financial statements. Moreover, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign affiliates, which are denominated in various foreign currencies. Furthermore, the values of a number of foreign currencies, such as the U.S. dollar and the euro, have weakened significantly more than expected against the yen, which has negatively affected and may continue to affect Canon’s operating results and financial position. Although Canon strives to mitigate the effects of foreign currency fluctuations arising from its international business activities, Canon’s operating results and financial position could continue to be adversely affected if the current strong yen environment persists. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities.
     Canon depends on efficient logistics services to distribute its products worldwide.
     Canon depends on efficient logistics services to distribute its products worldwide. Problems with Canon’s computerized logistics systems, an outbreak of war and strife within Canon’s operating regions or regional labor disputes, such as a dockworkers’ strike, could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in the loss of sales opportunities owing to delays in delivery. Moreover, because demand for Canon’s consumer products may fluctuate throughout the year, transportation means, such as cargo vessels or air freight, and warehouse space must be appropriately adjusted to take such fluctuations into account. Failure to do so could result in either a loss of sales opportunities or the incurrence of unnecessary costs.
     In addition, the increasing levels of precision required of semiconductor lithography equipment and LCD lithography equipment and the resulting increase in the value and the size of such equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Because of their precise nature, even a minor shock during the handling and transportation process can potentially cause irreparable damage to such products. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s high-end precision products unmarketable, costs will increase, and Canon may lose sales opportunities and the trust of its customers.
     Substantially higher crude oil prices and the supply-and-demand balance of transportation means could lead to increases in the cost of freight, which could adversely affect Canon’s operating results.
     Furthermore, earthquakes or volcanic eruptions may cause a breakdown of transportation facilities, such as ports or airports, or otherwise interrupt critical logistics services, which may have an adverse effect on production or sales activities.
Risks Related to Environmental Issues
     Canon’s business is subject to environmental laws and regulations.
     Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as energy resource conservation, reduction of hazardous substances, product recycling, clean air, clean water and waste disposal.
     The requirements of future legislation in the energy conservation area, particularly with respect to international emission trading schemes or energy conservation requirements, could have an adverse effect on Canon’s operating results.
     In other cases, such as the “Directive Establishing a Framework for the Setting of EcoDesign Requirements for Energy-related Products across the European Union”, detailed implementation standards responsive to environmental requirements remain under review. Canon strives to comply with such standards to the extent possible in advance of their official release. If, however, Canon’s current measures are deemed insufficient to satisfy such standards at the time of release, Canon may be required to take further action and incur additional compliance costs.
     Furthermore, Canon may incur rework or repair expenses if non-qualifying products are shipped in violation of the “European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment” (“RoHS Directive”) or if other legal regulations are not fully followed by parts suppliers. Such extra costs may exceed compensation from parts suppliers or coverage from insurance contracts and could have an adverse effect on Canon’s overall business and operating results.
     Environmental cleanup and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.
     Canon is subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.
     In addition, Canon may face liability for alleged personal injury or property damage because of exposure to chemicals or other hazardous substances from its facilities. Canon may also face liability for personal injury, property damage or natural resource damage, and cleanup costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number, success and cost of these claims could adversely affect Canon’s business and operating results.

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
     Canon faces risks that:
•	competitors will be able to develop similar technology independently;

•	Canon’s pending patent applications may not be issued;

•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may be unsuccessful; and

•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in certain emerging markets.
     To the extent that Canon is unaware of actual or potential infringements of, or adverse claims to, its rights in such technologies, any interference with Canon’s rights to use such technologies could adversely affect its operating results.
     In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. If any government agency or third party is adjudicated to have a valid claim against Canon, Canon could be required to:
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
     Canon’s businesses, corporate image and operating results could be adversely affected by any of these developments.
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
     Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain qualified personnel in development, production, sales and management. The competition for human resources in the high-tech industries in which Canon operates has intensified in recent years. Moreover, owing to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. Failure by Canon to recruit and train qualified personnel or the loss of key employees could delay development or slow production, and adversely affect Canon’s business and operating results.
     Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Canon’s business. However, it is difficult to secure the requisite expertise for specialized skill areas, such as lens processing, in a short time period. While Canon engages in advance planning to obtain the expertise needed for each skill area, Canon cannot guarantee that such expertise will be acquired in a timely manner and retained, and failure to do so may adversely affect Canon’s business and operating results.
     Canon’s facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.
     Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of such events or developments the leakage of harmful substances, shutdowns of information systems, and leakage, falsification, and loss of internal databases. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.

     Canon’s cooperation and alliances with, strategic investments in, and acquisitions of, third parties may not produce successful results. The unexpected emergence of strong competitors through mergers and acquisitions may affect Canon’s business environment.
     Canon is engaged in alliances, joint ventures, and strategic investments with other companies. Canon also acquires other companies. These activities can help to promote Canon’s technological development process and expand its customer base. However, weak business trends or disappointing performance by partners or targets may adversely affect the success of such activities. In addition, the success of such activities may be adversely affected by the inability of Canon and its partners or targets to successfully define and reach common objectives. Even if Canon and its partners or targets succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or targets. Integration of operations may take more time than expected. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on investment or a reduced recoverability of the investment, adversely affecting Canon’s operating results and financial position.
     In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of business alliances may change the competitive environment of the businesses areas in which Canon participates, thereby affecting Canon’s future operating results.
     Canon may be adversely affected by fluctuations in the stock and bond markets.
     Canon’s assets include investments in publicly traded securities. As a result, Canon’s operating results and general financial position may be affected by price fluctuations in the stock and bond markets. The current volatility in financial markets and overall economic uncertainty increase the risk that the actual amounts realized in the future on Canon’s investments could differ significantly from the fair values currently assigned to them. In addition, if valuations of investment assets decrease because of conditions in stock or bond markets, for example, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s operating results and consolidated financial condition.
     Confidential information may be inadvertently disclosed, which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect on Canon’s business.
     In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other affected individuals or parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes every effort to maintain the confidentiality of such information through procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the affected individuals or parties, suffer harm to its reputation or be subject to liabilities or penalties under applicable statutes.
     Inadvertent disclosure of confidential information regarding new technology could also have a material adverse effect on Canon’s business.

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
     The following are important recent events in the development of Canon’s business.
•	On December 27, 2006, Canon Electronics Inc. acquired the shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third party distribution and made it into a subsidiary. By making e-System Corporation into a subsidiary, Canon strengthened its group’s information-related business and develop it into a core business.

•	On June 21, 2007, Canon Marketing Japan Inc. acquired the shares of Argo21 Corporation (reorganized to Canon IT Solutions Inc.) through a tender offer, and made it into a subsidiary. In addition, Canon Marketing Japan Inc. made it into a wholly-owned subsidiary on November 1, 2007 by a share exchange for outstanding common stock in order to strengthen its IT solutions business.

•	On December 28, 2007, Canon acquired the shares of Tokki Corporation (listed on the JASDAQ Securities Exchange Inc.) through a tender offer, and made it into a subsidiary. With Tokki Corporation as a subsidiary, Canon aims to accelerate the development of its display business.

•	On February 27, 2008, Canon entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly-owned subsidiary of Hitachi, with the aim of accelerating ongoing development of organic light-emitting diode (“OLED”) displays, ensuring stable procurement of LCD panels and facilitating product development. Under the terms of this agreement, Canon acquired a 24.9% stake in Hitachi Displays on March 31, 2008.

•	In July 2008, Nagasaki Canon Inc. was newly established as a wholly-owned subsidiary of Canon Inc., to boost production of digital single-lens reflex (“SLR”) cameras and compact digital cameras.

•	On February 19, 2010, Canon acquired shares of OPTOPOL Technology S.A. (“OPTOPOL”, listed on the Warsaw Stock Exchange) through a tender offer and made it into a subsidiary. By making OPTOPOL into a subsidiary, Canon aims to achieve the world’s No. 1 position within the overall ophthalmic diagnostic equipment segment.

•	On March 9, 2010, Canon acquired shares of Océ N.V. (“Océ”, listed on NYSE Euronext Amsterdam) through a public cash tender offer in addition to interest Canon held before the public cash tender offer and made it into a subsidiary. By making Océ into a subsidiary, Canon aims to further strengthen its business foundation in order to solidify its position as one of the global industry leaders. The combination capitalizes on an excellent complementary fit in product mix, channel mix, R&D, and business lines resulting in an outstanding customer offer spanning the entire industry.
     In fiscal 2010, 2009, and 2008, Canon’s increases in property, plant and equipment were ¥158,976 million, ¥216,128 million and ¥361,988 million, respectively. In fiscal 2010, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
     For fiscal 2011, Canon projects its increase in property, plant and equipment will be approximately ¥260,000 million, mainly in Japan. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
     B. Business overview
     Canon is one of the world’s leading manufacturers of network digital multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipments.
     Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. Approximately 81% of consolidated net sales in fiscal 2010 were generated outside Japan, with approximately 28%, 32% and 21% generated in the Americas, Europe and Asia and Oceania, respectively.
     Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.
     Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.
     Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risk and production costs, Canon has increased its overseas production and the use of local components. Canon has manufacturing subsidiaries in a variety of countries, including the United States, Germany, France, Netherlands, Taiwan, China, Malaysia, Thailand and Vietnam.
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

Products
     Canon operates its business in three segments: the “Office Business Unit,” the “Consumer Business Unit” and the “Industry and Others Business Unit”.
- Office Business Unit -
     Canon manufactures, markets and services a wide range of monochrome network digital MFDs, color network digital MFDs, office copying machines and personal-use copying machines.
     In fiscal 2010, sales of copying machines and MFDs recovered from the economic downturn that had affected the entire industry in the previous years, and Canon achieved double digit growth in the developed economies of the Americas, Europe and Japan. Emerging markets in Asia, such as China, India and Vietnam have shown exceptional robust growth. Canon is increasing its coverage of these markets, which has contributed to sales growth.
     The office-use market is subject to rapid change, and customer preferences have been shifting from monochrome to color products and from devices to services. In fiscal 2010, Canon strengthened its product lineup of digital color MFDs offered as the imageRUNNER ADVANCE series with the launch of new lower-end color devices: the imageRUNNER ADVANCE C200 series. Earlier in the year, Canon introduced two new monochrome device series: the imageRUNNER ADVANCE 6000 and imageRUNNER ADVANCE 8000 PRO series.
     Canon offers color network digital MFDs for uses ranging from standard office use to professional graphic arts. The print industry has gradually trended away from long-run printing using offset devices to short-run print-on-demand and variable data printing in recent years. In fiscal 2010, Canon introduced its high-end color network digital MFDs for the print-on-demand market: the imagePRESS C7010 series. The imageRUNNER ADVANCE C9000 PRO series, which is geared toward the light production market, has achieved considerable market acceptance.
     Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. Canon’s function-expandable platform, known as the Multifunctional Embedded Application Platform (“MEAP”), enables the quick integration of fast, high quality image processing into customer’s IT infrastructure. Such integration not only boosts office and print-on-demand productivity but also allows users to take advantage of the power of MFD cloud services.
     Canon Managed Document Services (“Canon MDS”) is a unified global initiative for outsourced printing and document management services, setting a new standard for delivering managed print services to customers. The Canon MDS offering leverages innovative technologies and tools that combine the device functions, software solutions and professional service capabilities offered through Canon. With Canon MDS, Canon will help customers improve their office efficiency and reduce total cost of ownership.
     In fiscal 2010, Canon’s expanded alliance with Hewlett-Packard contributed to winning large enterprise deals. By leveraging cooperation between the two companies in terms of product lines and services structure, Canon and Hewlett-Packard seek to offer unmatched office workflow solutions that are highly responsive to customer needs.
     Canon made Océ N.V (Océ) a consolidated subsidiary in March 2010 to strengthen its printing business. Océ is engaged in research and development, manufacturing and sales of document management systems, printing systems for professionals and high-speed, wide format digital printing systems. Canon and Océ have complementary technologies and products that will bring benefits to the two companies. At the initial stage of the integration, Canon and Océ focused on cross-selling, with Canon and Océ carry and deliver their respective partner’s offerings to the customer base. This undertaking has been effective in terms of channel coverage, complementary assets and capabilities, and incremental sales growth.
     Developed and fostered by Canon, laser printers are standard output peripherals for offices. Canon’s laser printers are relatively small and have high-quality capabilities attributable to Canon’s expertise with the relevant technologies. Canon’s adoption of a user-replaceable toner cartridge system containing optical components makes its printers easy to maintain. Most of Canon’s laser printer sales are on an original equipment manufacturer (“OEM”) basis.
     On a global basis, the production and sales of monochrome and color laser printers, mainly low-end products, expanded rapidly and achieved unit growth in excess of 10% in the years through 2007. Unit growth of both monochrome and color laser printers was negative in fiscal 2008 and 2009 due to the recent economic downturn but returned to positive growth in fiscal 2010 due to improved global economic conditions.
     Canon has continued to strengthen the market position of its large format printer portfolio with the release of five new models. Unit sales in fiscal 2010 grew 15% over the previous fiscal year.
     Canon serves the needs of print professionals in the business, government and education markets through its offerings of digital production printers, including high-volume continuous feed and cutsheet printers.
     The Office Business Unit also includes the related sales of paper and chemicals, service and replacement parts.
-Consumer Business Unit -
     Canon manufactures and markets digital cameras and digital video camcorders, as well as lenses and various other camera accessories.
     The worldwide compact digital camera market grew approximately +5% year-on-year in fiscal 2010, driven by growth in emerging markets. Canon has maintained its overwhelming position at the top of the industry by bringing fourteen new models to the market. Three new models in particular have contributed to an increase in sales: Canon’s flagship PowerShot G12 model, which unites Canon’s SLR camera technologies with the “HS SYSTEM” designed for photography in dark environments; the PowerShot SD4500 IS DIGITAL ELPH (referred to as the “IXY 50S” in Japan and as the “IXUS 1000HS” in other markets), which was the slimmest 10x optical zoom model in the world as of August 2010; and the PowerShot SX30 IS, a compact DSC model whose 35x optical zoom ratio was the highest in the world as of September 2010.
     As the digital SLR market has continued to expand, Canon released two new products in 2010. In the entry-level class, Canon released the EOS Rebel T2i (“Kiss X4” in Japan and “550D” in Europe and elsewhere) in February, which was earlier than the traditional spring product launch. The achievement of a February launch has made it possible for the “new product effect” to work throughout the entire year, and has contributed to an increase in sales. The EOS Rebel T2i includes an approximately 18-megapixel, APS-C size CMOS sensor and DIGIC 4, and has full HD video shooting functions, giving it overwhelmingly powerful specifications for a model in the entry class. This model’s sales are growing in each market. In the mid-range class, Canon released the EOS 60D in September 2010, which was the first EOS product with a vari-angle LCD monitor. This model also offers an approximately 18-megapixel APS-C size CMOS sensor, DIGIC 4, full HD video shooting functions, and other features.

     In addition, the existing models EOS Rebel T1i (“Kiss X3” in Japan and “500D” in Europe and elsewhere) and EOS Rebel XS (“Kiss F” in Japan and “1000D” in Europe and elsewhere), which serve different needs depending on the market, have been effectively marketed in order to expand the Canon’s total market share of entry-level EOS models, including kit lenses. The EOS 5D Mark II and EOS 7D have also continued to sell well and have contributed to improvements in Canon’s share in monetary terms, securing Canon’s overwhelming number one position.
     Although the market for the interchangeable lenses used in SLR cameras grew only slightly year-on-year in fiscal 2009, it showed dramatic growth in fiscal 2010. Canon introduced a total of four new interchangeable lenses in fiscal 2010 and currently boasts a lineup of more than 60 interchangeable lenses. Canon’s technological capabilities (including the development of multi-layer diffractive optical elements, image stabilizers, and ultrasonic motors) have helped Canon to maintain a competitive edge over other manufacturers. These high-performance, high-quality lenses give Canon’s digital SLR cameras an excellent image quality, and contribute to Canon’s business results. Canon is releasing a variety of interchangeable lenses to satisfy user needs in the digital SLR camera market. This market is expected to keep growing in the future, and Canon aims to continue to improve its lens sales and market share.
     In fiscal 2008, Canon introduced a series of flash memory models to the digital video camcorder market ahead of its competitors. In fiscal 2009, Canon added high-end models to its lineup, successfully promoting Canon’s brand reputation for high image quality. In fiscal 2010, Canon added general-purpose models, allowing Canon to cover the full range of flash memory users. Despite the continuing slowdown in the overall digital video camcorder market, the trends toward HD and flash memory are proceeding steadily. By expanding its flash memory model lineups, Canon has been executing a strategy of sales expansion designed to take advantage of the growth of the flash memory/HD market.
     Canon began aggressively expanding its lineup of network cameras used for business surveillance video and monitoring applications, in 2008 and has achieved a reputation for high-quality images due to the strength of its optical performance and video processing technology. This market is expected to expand further through improvements in high-quality imaging and image analysis, both of which are trends that will enable Canon to apply its traditional strengths to contribute to societal safety and security.
     As the inventor of bubble jet printing technology, Canon believes that it continues to provide customers with the best performing inkjet printer models. Canon offers high-performance and high value-added multifunction and single function inkjet printers. In response to intense competition in this segment, Canon launched a new lineup of multifunction printers (“MFP”) and single function printers in fiscal 2010. The new models span the spectrum from entry-level to high-end models and expand Canon’s lineup of wireless MFPs. All of these models feature print heads based on Canon’s Full-photolithography Inkjet Nozzle Engineering (“FINE”) technology, which boosts print speed and image quality up to 9600 x 2400 dpi, and the ChromaLife100+ system, which provides high quality and long-lasting photographic images using a combination of genuine ink and paper. Canon PIXMA photo printers offer many advanced features, including the Intelligent Touch System, Full HD Movie Print, two-way paper feeding, auto duplex printing, Quick Start and Auto Photo Fix II, each of which makes printer operation more user friendly. With an advanced printer lineup, Canon has expanded its sales volume and expects that its consumables business will expand accordingly.
     Canon markets a wide variety of scanners geared toward a broad spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (“CIS”) and scanners with Charge-Coupled Devices (“CCD”) for high resolution. CIS is a close-contact method that allows for a significant reduction in scanner weight and size. Canon has applied its expertise to developing space-saving and energy-efficient scanners, as well as easy personal computer connections via universal serial bus interfaces for data and power. Although the scanner market has continued to shrink and has shifted toward MFPs, Canon has expanded its sales volume and maintained a high market share through continued introduction of new scanner models.
     Canon is the leader in the market for television lenses used by broadcast stations for live sports, news broadcasts, concerts, dramatic productions, and other applications. Canon’s television lenses are used in large numbers at major events around the world, and continue to deliver thrilling true depictions of events to television viewers, while inspiring viewers and conveying to them a realistic picture of news stories around the world. An overwhelmingly large number of Canon television lenses were used in 2010 to broadcast the Winter Olympics from Vancouver as well as for the FIFA World Cup soccer matches held in South Africa. In addition, in 2010 Canon released the world’s first portable HDTV lens that offers internal image stabilization functionality, helping Canon to maintain its position as the leader of the broadcast television lens market.
- Industry and Others Business Unit -
     The market for semiconductor lithography equipment grew by approximately 250% in fiscal 2010 from the previous year to about 250 units due to a sudden recovery in the semiconductor device market. When broken down by lighting source type, cutting-edge ArF immersion steppers now account for roughly half of the market, as memory makers, mainly in Taiwan and South Korea, have been aggressively investing in miniaturization. At the same time, manufacturers are starting to invest in semiconductor lithography equipment using i-line for small diameter wafers used in power devices and LED, as well as for niche markets such as 3D mounting for Through-silicon via(TSV).
     Canon has been dramatically revamping its business structure in order to more flexibly respond to these market changes. Canon has made progress in rationalizing production systems to better match market changes, creating new systems with overall responsibility for each semiconductor lithography equipment model, and integrating manufacturing and sales functions so that customer needs can be more quickly reflected in development. Through these activities, a “design-in” business style has been taking hold, and steady progress has been made in developing and marketing products with high added value. In particular, the FPA-5500iZ series has been winning high praise from customers in Japan, South Korea and Taiwan due to its steady performance and reliability.
     The market for LCD lithography equipment grew about 40% in fiscal 2010 as compared to the previous year, reaching a level of approximately 120 units. Makers of LCD panels have significantly increased their equipment investment in order to capture growing demand in developing countries. Total equipment investment among the top LCD panel makers grew approximately 150% in fiscal 2010 from the previous year, topping the level recorded during the boom market of fiscal 2008. By region, the Japanese market continues to shrink, but the South Korean, Taiwanese and Chinese markets are growing rapidly. In fact, the first sixth generation lines have been started in China. In terms of generation, there were substantial improvements in shipments of generation-7.5 and 8 LCD lithography equipment for televisions.
     In addition to high productivity, the MPAsp-H700 series supporting seventh and eighth generation large LCD panels have contributed to customer production plans by allowing for quick equipment installation at existing production sites. This has helped Canon to capture a substantial share of the South Korean market. Furthermore, Canon’s sales and service support systems have earned high accolades in China, and the MPAsp-E700 series for sixth generation models has captured a large market share.
     Medical imaging equipment sold by Canon includes X-ray image sensors, retinal cameras, autorefractometers and image-processing equipment for computerized systems. Canon’s pioneering digital radiography system takes X-ray photography and medical imaging into the digital age.

     Other Canon products, such as electronic components, are sold primarily to equipment manufacturers. These components include magnetic heads for audio and video tape recorders and micro-motors for printers and other components. In addition, Canon provides industrial machines such as die bonder and magnetic disk film deposition equipment. Canon also offers business information products, which primarily consist of personal computers, servers, document scanners, calculators and micrographic equipment.
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
     Canon’s calculator operations—from development to production to marketing—are centered in Hong Kong. Canon’s tradition of technological innovation began with its focus on personal information products, including calculators with built-in printers and electronic dictionaries. Canon continues to develop appealing personal information products that reflect demand trends.
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
     In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users in Australia by Canon Australia Pty. Ltd.
     Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During fiscal 2010, such sales constituted approximately 20% of Canon’s consolidated net sales, which was approximately the same as in the previous fiscal year.
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
     Most of Canon’s business machines carry warranties of varying terms, depending upon the model and country of sale. Cameras and camera accessories carry warranties that vary depending upon the model and country of sale.
     Canon services its copying machines and supplies replacement drums, parts, toner and paper. Most customers enter into a contract under which Canon provides maintenance services, replacement drums and parts in return for a stated amount of the contract plus a per copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.
Seasonality
     Canon’s sales for the fourth quarter are typically higher than for the other three quarters, mainly due to strong demand for consumer products, such as cameras and inkjet printers, during the year-end holiday season.
     In Japan, corporate demand for office products peaks in the first quarter, as many Japanese companies end their fiscal years in March. Sales also tend to increase at the start of the new school year in each region.
Sources of supply
     Canon purchases materials such as glass, aluminum, plastic, steel and chemicals for use in various product components and in the manufacturing process. Canon procures raw materials from all over the world and selects suppliers based on a number of criteria, including environmental friendliness, quality, cost, supply stability and financial condition.
     Prices of some raw materials fluctuate according to market trends. In fiscal 2010, the prices of crude oil caused serious problems for certain Japanese industries. While Canon is currently focusing on improving its resource management strategies with respect to raw materials and believes that it will be able to continue procuring sufficient quantities of raw materials to meet its needs, there can be no assurance that the prices of crude oil and other raw materials will not increase significantly in the future.

NET SALES BY SEGMENT

	Years ended December 31
	2010	change	2009	change	2008
	(Millions of yen, except percentage data)
Office	¥1,987,269	20.8%	¥1,645,076	-26.8%	¥2,246,609
Consumer	1,391,327	6.9	1,301,160	-10.6	1,456,075
Industry and Others	432,958	20.9	357,998	-31.5	522,405
Eliminations	(104,653)	—	(95,033)	—	(130,928)

Total	¥3,706,901	15.5%	¥3,209,201	-21.6%	¥4,094,161

NET SALES BY GEOGRAPHIC AREA

	Years ended December 31
	2010	change	2009	change	2008
	(Millions of yen, except percentage data)
Japan	¥695,749	-0.9%	¥702,344	-19.1%	¥868,280
Americas	1,023,299	14.4	894,154	-22.6	1,154,571
Europe	1,172,474	17.8	995,150	-25.8	1,341,400
Asia and Oceania	815,379	32.0	617,553	-15.4	729,910

Total	¥3,706,901	15.5%	¥3,209,201	-21.6%	¥4,094,161

Competition
     Canon encounters intense global competition in all areas of its business. Canon’s competitors range from some of the world’s major multinational corporations to smaller, highly specialized companies. Canon competes in a number of different business areas, whereas many of its competitors focus on one or more individual areas. Consequently, Canon may face significant competition from entities that apply greater financial, technological, sales and marketing or other resources than Canon to their activities in a particular market segment.
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
     The competitive environments in which each product group operates are described below:
- Office Business Unit -
     The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Holdings, Inc.; Hewlett-Packard Company; and Lexmark International Inc. Canon believes that it is one of the leading global manufacturers of digital network MFPs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In China, the current market leaders for business machines are Toshiba Tec Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels. In the color printing market, Ricoh, Xerox and Konica Minolta have been very aggressive, especially in Europe and the United States, and competition in this market has become fierce.
- Consumer Business Unit -
     In addition to the traditional camera manufacturers, other electrical manufacturers have also started aggressively launching digital single lens cameras and related products in fiscal 2010. Nevertheless, Canon has continued to invest aggressively in competitive new products and intends to maintain its leadership position in this market.
     Canon’s primary competitors in the SLR camera market are Nikon Corporation, Sony Corporation and Panasonic Corporation. Another major competitor is Sigma Corporation, which produces lenses for use with Canon’s digital SLR products.
     The compact digital camera market is extremely competitive, and a large number of Canon’s competitors are relying on electronic manufacturing service (“EMS”) manufacturers to do their development and production work.
     Except for Japan, where competition is so fierce that expansion of market size is generally possible only by greatly reducing sales prices, average prices in the industry did not fall to a great extent in fiscal 2010 compared to the same period of the previous year. Nevertheless, prices have been rapidly declining as measured by the standard of specification price value, and the commoditization of products has been progressing. Market contraction and exchange rate fluctuation risks caused by the financial crisis are having a major impact, resulting in a severe profit profile in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the number one brand in the industry, along with its economies of scale, in order to maintain profitability.
     Canon’s primary competitors in the compact digital camera market are Sony Corporation; Nikon Corporation; Panasonic Corporation; Fujifilm Co., Ltd.; Samsung Electronics Co., Ltd.; Olympus Corporation; Hoya Corporation; Eastman Kodak Company; and Casio Computer Co., Ltd. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; Victor Company of Japan, Ltd.; and Sanyo Electric Co., Ltd. Canon’s primary competitors in the inkjet printer market are Hewlett-Packard Company and Seiko Epson Corporation.

- Industry and Others Business Unit -
     Competition remains stiff in the markets for lithography equipment used in the production of semiconductor devices and LCD panels. Production of lithography equipment that can provide ultra-fine processing requires integration of advanced optical, control and system technologies, along with continuous investment in technological development. The main competitors in these markets are Nikon Corporation (in the markets for semiconductor and LCD lithography equipment) and ASML Holdings N.V. (in the market for semiconductor lithography equipment).
     Canon has helped its customers to improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, semiconductor lithography equipment using i-line has captured a large share of the global market. Canon has also been meeting the needs of image sensor manufacturers by quickly adapting to various unique specifications.
     Canon’s LCD lithography equipment, which boasts a common platform offering excellent productivity and reliability, has captured large shares of the industry-leading South Korean market and the promising Chinese market.
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
     Companies to which Canon has granted licenses include:

Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Panasonic Corporation	Electrophotography
Ricoh Company, Ltd.	Electrophotography
Sanyo Electric Co., Ltd.	Electronic cameras
Samsung Electronics Co., Ltd.	Laser printers, multifunction printers and facsimile machines
Kyocera Mita Corporation	Electrophotography
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines
     Canon has also been granted licenses with respect to patents held by other companies.
     Companies that have granted licenses to Canon include:

Jerome H. Lemelson Patent Incentives, Inc.	Computer systems, image recording apparatus and communication apparatus
Energy Conversion Devices, Inc.	Solar battery
Honeywell International Inc.	Camera and video products
Gilbert P. Hyatt U.S. Philips Corporation	Microcomputer
Applied Nanotech Holdings, Inc.	Field Emission Display(“FED”) technology
St. Clair Intellectual Property Consultants, Inc.	Selection of digital camera image format
     Canon has also entered into cross-licensing agreements with other major industry participants.
     Companies with which Canon has entered into cross-licensing agreements include:

International Business Machines Corporation	Information handling systems
Hewlett-Packard Company	Bubble jet printers
Xerox Corporation	Business machines
Panasonic Corporation	Video tape recorders and video cameras
Eastman Kodak Company	Electrophotography and image processing technology
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Seiko Epson Corporation	Information-related instruments
     Canon has placed a high priority on the management of its intellectual property. Some products that are material to Canon’s operating results incorporate patented technology. Patented technology is critical to the continued success of Canon’s products, which typically incorporate technology from dozens of different patents. However, Canon does not believe that its business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent, copyright, license or intellectual property rights or group thereof.
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
1.	Kyoto Protocol to the United Nations Framework Convention on Climate Change
     Calendar year 2010 was the third year of the first commitment period (2008-2012) under the Kyoto Protocol. In order to ensure that Japan achieves the numerical target set by the Kyoto Protocol for the first commitment period (i.e., reduction of total carbon dioxide emissions by an average of 6% from the level in calendar year 1990), the Japanese government has called upon the manufacturing, transport, services and household sectors to take further action for energy conservation.
     The revised Energy Saving Law in Japan (Law Concerning the Rational Use of Energy) and the revised Act on Promotion of Global Warming Countermeasures came into full effect in April 2010. These laws require business operators to report their energy consumption and mid and long-term energy conservation plans in an effort to encourage energy efficiency The Japanese government is also implementing multifaceted measures to reduce emissions, including the granting of a “domestic credit” to any large company that helps small and medium enterprises to conserve energy. This credit is expected to provide substantial incentives, as it will be deemed an emission reduction for participating companies. Trial implementation of an emissions trading scheme was launched in October 2008. Under this scheme, it was confirmed in February 2011 that all of the year 2009 target-setting companies achieved their targets.

     Despite the economic downturn, Canon has been working to achieve its voluntary action plan target (which is consistent with the plan of the Electrics and Electronics Industrial Associations) and has been strengthening its group structure to comply with revised environmental laws. Canon has been participating in the trial emissions trading scheme and has made improvements in energy efficiency, so we expect to achieve our target in the scheme by our continuing effort, though we need to have the government authority examine the validity of our target level. However, these activities could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
2.	Post-Kyoto Initiatives
     In September 2009, the Japanese government announced its conditional commitment to a 25% reduction of CO2 emissions from the calendar year 1990 level by 2020. The announcement was made in the interest of concluding an agreement to establish binding CO2 emission reduction targets at the Fifteenth Conference of the Parties to the United Nations Framework Convention on Climate Change (“COP15”), which was held in December 2009. The United States, the European Union and China also indicated their respective targets; however, results of the COP15 negotiations were not clarified, and the agenda was postponed to the COP16 held in December 2010. The agenda of COP16 was once again postponed until the COP17 conference to be held in December 2011. Prospects for a legally binding scheme, and any eventual implementation thereof by participant countries, including Japan, remain unclear.
     Canon continues to pursue CO2 emission reductions through energy efficient product design, logistics and factory operations on the basis of its understanding of the COP discussions. However, its efforts could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
3.	Tokyo Metropolitan Government Environmental Protection Ordinance
     The Tokyo Metropolitan Government has mandated that the owners of certain large CO2 emitters, including office buildings, reduce CO2 emissions from April 2010. The target for the first compliance period (April 2010 to March 2014) has been set at 8% or 6% (according to the type of the building) below base emissions, which can be determined based on the amount of emissions from the building in recent years. In order for the owners of the large buildings to fulfill the requirement, they must reduce CO2 emissions from their respective buildings and, if such reduction is insufficient, obtain certain Tokyo Metropolitan government-sanctioned credits. We expect to fulfill the requirement during the first compliance period.
     Canon continues to pursue CO2 emission reductions through energy efficient office operations. However, such efforts could increase Canon’s management costs and have adverse effects on its results of operations and financial condition.
4.	Soil Pollution Prevention Law of Japan
     The Soil Pollution Prevention Law of Japan, administered by the Japanese Ministry of the Environment, went into effect in February 2003 and was amended in April 2010. The pre-amendment law required certain landowners to engage designated investigative organizations to perform a soil investigation to measure the level of soil pollution when facility on the land for manufacture or use of certain hazardous substances are demised, or suspected that soil pollution will cause health hazard on human, and the amendment further requires additional investigation when soil pollution is suspected. If soil pollution exceeds allowable limits, the governor may declare as “Measure required area” when effects to human health due to soil pollution (and with exposure to pollutant) are foreseen, and the governor orders removal of pollutants. When exposures to pollutant are blocked and effects to human health are not foreseen, the area is declared “designated area for notification of changes of the land character”. A governor may publicly announce such designation and make the investigation report available upon request. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloroethylene. If the results of an investigation show that there is a likelihood that the soil of the investigated area may affect human health, the governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations determine that remedial measures are necessary. These factors could adversely affect Canon’s results of operations and financial condition.
     See “Risk Factors—Risks Related to Environmental Issues—Environmental cleanup and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.”
5.	Law for Promotion of Effective Utilization of Resources
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
     The European Union is reviewing both the WEEE and the RoHS directives. With respect to the RoHS Directive, it has been proposed that the scope of the directive be expanded; this proposal is currently expected to be approved by the European Parliament and European Council during the second or third quarters of 2011. Further enhancements of the RoHS directive remain under consideration. With respect to the WEEE Directive, an increased collection rate has been proposed, and discussion in the European Parliament/ and European Council is expected to continued in 2011. If tighter restrictions are enforced in 2011 and beyond, Canon’s compliance costs could increase, including with costs related to the development and adoption of substitute materials or processes. Such increased costs may have an adverse effect on Canon’s results of operations.

7.	European Framework for the Management of Chemical Substances (“REACH Regulation”)
     On December 30, 2006, the REACH Regulation was published in the Official Journal of the European Union. The regulation was implemented on June 1, 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union.
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
8.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)
     The European Union published the ErP Directive on July 22, 2005, and the directive was revised on November 20, 2009. This framework directive applies to all energy-using products, and implementation measures for specific product categories must be adopted. Until these implementation measures are issued, it is difficult to predict the potential effects of the ErP Directive. However, implementation measures with respect to off-mode, standby mode and external power supplieshave been issued and certain Canon products, including imaging, network stand-by and sound imaging equipment and beamers, will be affected from 2011 and beyond. Canon is continuing its preparations to comply with the ErP Directive, but achieving compliance is likely to increase Canon’s costs.
9.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products
     Electrical and electronic equipment recycling laws have been enacted or proposed in more than twenty American states. Most of such laws cover only displays or television sets. However, some states, such as Illinois, Michigan and Hawaii, and others, require manufacturers to bear the costs of collection and recycling of printers and other products made by Canon. Canon expects that compliance with such state requirements might increase its costs, such as recycling fees and product guarantees.
10.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products
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
     If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its results of operations and financial condition.
11.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products
     The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government on February 25, 2009. This regulation concerns the management of recycling and disposal activities with regard to waste electrical and electronic products in the interest of promoting comprehensive utilization of resources and the development of a circular economy. Producers and importers will be required to pay a fee to a government fund. This regulation was implemented on January 1, 2011. The first list of products falling under the waste electrical and electronic products catalogue has been issued and includes four types of household appliance as well as personal computers, but the funding scheme remains under review.
     If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its results of operations and financial condition.
12.	Other Environmental Regulations
     In addition to the laws described above, various environmental laws and regulations may have been promulgated or enacted by European Union member states, states of the United States, developing countries and others. Compliance with any such additional regulations may increase Canon’s costs and may adversely affect Canon’s results of operations and financial condition.
     C. Organizational structure
     Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2010, Canon had 294 consolidated subsidiaries and 14 affiliated companies accounted for by the equity method.
     The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2010.

		Proportion of	Proportion of
		ownership interest	voting power
Name of company	Head office location	owned	held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	55.3%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

     D. Property, plants and equipment
     Canon’s manufacturing is conducted primarily at 26 plants in Japan and 19 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as at December 31, 2010 are as follows:

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Headquarters, Tokyo	2,557	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training & administration

Kawasaki Office, Kanagawa	1,223	R&D and manufacturing of production equipment and semiconductor devices

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,038	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	1,171	R&D and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	155	Quality Engineering

Oita Office, Oita	199	Manufacturing of semiconductor devices

Yako Development Center, Kanagawa	903	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	2,750	Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,358	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,149	Manufacturing of LCD production equipment

Oita Manufacturing Training Center, Oita	71	Training for enhancing practical technologies and skills of production division

Canon Electronics Inc., Saitama and Gunma	1,311	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki, and Fukui	967	Large format inkjet printers, business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,634	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Domestic	(Thousands of
	square feet)

Canon Chemicals Inc., Ibaraki	2,095	Toner cartridges and rubber functional components

Canon Components Inc., Saitama	577	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,219	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,092	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	3,045	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	638	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	488	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	476	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	412	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	154	Digital cameras

Canon Mold Co., Ltd., Ibaraki	107	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	735	Production equipment for electron devices, Flat Panel Display and semiconductors

Canon Machinery Inc., Shiga	615	Automated production equipment and semiconductor production-related equipment

Tokki Corporation, Niigata	192	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	411	Digital cameras

	Floor space
	(including
Name and location	leased space)	Principal activities and products manufactured
Overseas	(Thousands of
	square feet)
[Europe]

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V.	2,793	R&D, manufacturing copying machines, corporate administration, and other functions

Océ-Printing Systems GmbH	1,278	R&D, manufacturing copying machines, corporate administration, and other functions

[Americas]

Canon Virginia, Inc., Virginia, U.S.	1,952	Toner cartridges, molds and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

[Asia]

Canon Inc., Taiwan, Taiwan	718	Lenses, digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,741	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	752	Laser printers, MFPs, digital cameras, and contact image sensors

Tianjin Canon Inc., Tianjin, China	148	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya, Thailand	1,700	Inkjet printers, MFPs and scanners

Canon Engineering Thailand Ltd., Ayutthaya, Thailand	129	Molds and plastic injection mold parts

Canon Zhongshan Business Machines Co., Ltd., Zhogshan, China	496	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,232	Inkjet printers, laser printers, MFPs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,105	Copying machines

Canon Finetech (Suzhou) Business Machines Inc., Suzhou, China	383	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	715	Copying machines and laser printer peripherals

Canon Electronics Vietnam Cc., Ltd., Hung Yen Province, Vietnam	182	Components
     Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements.
Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Kawasaki Office, Kanagawa	New R&D building

Oita Canon Materials Inc., Oita	New production base* (Office business unit)
*To be leased to Oita Canon Materials Inc. by the Company

Hita Canon Materials Inc., Oita	New production base* (Office business unit)
*To be leased to Hita Canon Materials Inc. by the Company

Canon Chemicals Inc., Ibaraki	New production base* (Office business unit)
*To be leased to Canon Chemicals Inc. by the Company

Canon Zhuhai, Inc., Zhuhai, China	New production base* (Consumer business unit)

Canon Hi-Tech Thailand Ltd., Nakohon Ratchasima, Thailand	New production base* (Consumer business unit)
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
     A. Operating Results
     The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.
Overview
     Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices (MFDs), laser printers, cameras, inkjet printers, semiconductor lithography equipment and liquid crystal display (LCD) lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit.
Economic environment
     Looking back at the global economy in 2010, economic conditions continued to improve broadly throughout the world, led by the economic growth of such emerging markets as China and India. In the United States, despite the unemployment rate remaining at a relatively high level and other concerns, economic conditions continued to recover gradually thanks in part to economic measures by the government. As for Europe, in spite of lingering financial and employment concerns along with the emergence of financial crises in some countries, the region overall managed to realize a recovery. China, which quickly recovered its growth pace through major economic stimulus measures, and the rest of Asia, along with other emerging nations, continued to achieve economic expansion. And in Japan, although signs began to appear indicating a turnaround, the recovery came to a standstill at the end of 2010 due to prolonged deflation and other factors.
Market environment
     As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital MFDs recovered, mainly for color models, while laser printers also realized a steady rebound compared with the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained healthy growth across global markets. As for compact digital cameras, although sales were sluggish in developed countries, demand in emerging markets grew favorably resulting in a slight increase overall. With regard to inkjet printers, demand continued on a track to recovery. In the industry and others market, demand for semiconductor lithography equipment and LCD lithography equipment grew steadily, owing to improved investment by semiconductor device and LCD panel manufacturers. The average value of the yen during the year was ¥87.40 to the U.S. dollar, a year-on-year appreciation of approximately ¥6 or 6%, and ¥114.97 to the euro, a year-on-year appreciation of approximately ¥15 or 12%.
Summary of operations
     Amid the impact of the sharp appreciation of the yen, net sales for the year totaled ¥3,706.9 billion, an increase of 15.5% from the previous year, owing to a substantial recovery in sales of laser printers among office products, continued robust sales of such consumer products as digital SLR cameras, the increase in sales within the Industry and Others Business Unit, and the effects of consolidation arising from corporate acquisitions, such as Océ N.V. Income before income taxes totaled ¥392.9 billion, a year-on-year increase of 79.1%, while net income attributable to Canon Inc. also increased by 87.3% to ¥246.6 billion.
Key performance indicators
     The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2010	2009	2008	2007	2006
Net sales (Millions of yen)	¥3,706,901	¥3,209,201	¥4,094,161	¥4,481,346	¥4,156,759
Gross profit to net sales ratio	48.1%	44.5%	47.3%	50.1%	49.6%
R&D expense to net sales ratio	8.5%	9.5%	9.1%	8.2%	7.4%
Operating profit to net sales ratio	10.5%	6.8%	12.1%	16.9%	17.0%
Inventory turnover measured in days	35 days	39 days	47 days	44 days	45 days
Debt to total assets ratio	0.3%	0.3%	0.4%	0.6%	0.7%
Canon Inc. stockholders’ equity to total assets ratio	66.4%	69.9%	67.0%	64.8%	66.0%
Note: Inventory turnover measured in days; Inventory divided by net sales for the previous six months, multiplied by 182.5.
-Revenues-
     As Canon pursues the goal to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.
     Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a much lesser extent, provision of services associated with its products. Sales vary depending on such factors as product demand, the number and size of transactions within the reporting period, market acceptance for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers the evaluation of net sales by segment to be important for the purpose of assessing Canon’s sales performance in various segments, taking into account recent market trends.
     Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms of product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. Furthermore, Canon has further achieved cost reductions through enhancement of efficiency in its production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and will continue pursuing the curtailment of product development lead times and reductions in production costs.

     Operating profit ratio (ratio of operating profit to net sales) and research and development (“R&D”) expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon is striving to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain a certain level of spending in core technology to sustain Canon’s leading position in its current business areas and to seek possibilities in other markets. Canon believes such investments will create the basis for future success in its business and operations.
-Cash flow management-
     Canon also places significant emphasis on cash flow management. The following are the KPIs with regard to cash flow management that Canon’s management believes to be important.
     Inventory turnover measured in days is a KPI because it measures the adequacy of supply chain management. Inventories have inherent risks of becoming obsolete, physically damaged or otherwise decreasing significantly in value, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is crucial to continue reducing inventories and decrease production lead times in order to promptly recover related product expenses by strengthening supply chain management.
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
     Canon Inc. stockholders’ equity to total assets ratio is another KPI for Canon. Canon believes that its stockholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising stockholders’ equity ratio indicates that Canon has maintained a strong financial position or further improved its ability to fund debt obligations and other unexpected expenses. In the long-term, Canon will be able to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its R&D activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of its stockholders’ equity to total assets ratio.
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
     Revenue from sales of optical equipment, such as semiconductor lithography equipment and LCD lithography equipment that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.
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
Allowance for doubtful receivables
     Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. These factors include the length of time receivables are past due, the credit quality of customers, macroeconomic conditions and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

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
Goodwill and other intangible assets
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful life of 3 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years.
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
Valuation of deferred tax assets
     Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes in these factors may require possible recognition of significant valuation allowances to reduce the net carrying value of these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts, which may not be realized, are charged to income tax expense and will adversely affect net income.
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
     In preparing its financial statements for fiscal 2010, Canon estimated a weighted-average discount rate of 2.3% for Japanese plans and 4.9% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.6% for Japanese plans and 6.1% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
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
     Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2010, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥3,290 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.
     Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations
Fiscal 2010 compared with fiscal 2009
     Summarized results of operations for fiscal 2010 and fiscal 2009 are as follows:

	2010	Change	2009
	(Millions of yen, except per share
	amounts and percentage data)
Net sales	¥3,706,901	15.5%	¥3,209,201
Operating profit	387,552	78.6	217,055
Income before income taxes	392,863	79.1	219,355
Net income attributable to Canon Inc.	246,603	87.3	131,647

Net income attributable to Canon Inc. stockholders per share:
Basic	199.71	87.3	106.64
Diluted	199.70	87.3	106.64
Note: See notes to Item 3A “Selected Financial Data”.
Sales
     Canon’s consolidated net sales in fiscal 2010 totaled ¥3,706,901 million, representing a 15.5% increase from the previous fiscal year. This increase of sales was due to a substantial recovery in sales of laser printers among office products, continued robust sales of such consumer products as digital SLR cameras, the increase in sales within the Industry and Other Business Unit, and the effects of consolidation arising from corporate acquisitions, such as Océ N.V (“Océ”). Canon made Océ into a consolidated subsidiary in March 2010 to strengthen the printing business. Océ is engaged in research and development, manufacture and sale of document management systems, printing systems for professionals and high-speed, wide-format digital printing systems. The amounts of net sales of Océ included in the Canon’s consolidated statement of income from the acquisition date to the year ended December 31, 2010 was ¥ 246,518 million.
     Overseas operations are significant to Canon’s operating results and generated approximately 81% of total net sales in fiscal 2010. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
     The average value of the yen in fiscal 2010 was ¥87.40 to the U.S. dollar, and ¥114.97 to the euro, representing an appreciation of about ¥6 or 6% to the U.S. dollar, and a significant appreciation of approximately ¥15 or 12% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥193,900 million in 2010. This unfavorable impact consisted of approximately ¥86,700 million for U.S. dollar denominated sales, ¥101,100 million for euro denominated sales and ¥6,100 million for other foreign currency denominated sales.
Cost of sales
     Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses along with rent expenses. The ratio of cost of sales to net sales for fiscal 2010 and 2009 was 51.9% and 55.5%, respectively.
Gross profit
     Canon’s gross profit in fiscal 2010 increased by 24.9% to ¥1,783,088 million from fiscal 2009. The gross profit ratio rose by 3.6 points year on year to 48.1%. Despite the significant impact of the strong yen, this improvement was achieved due to the launch of new products and ongoing cost-reduction efforts, along with heightened production turnover accompanying ramped-up production.
Operating expenses
     The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Despite the negative impact of consolidation of ¥172,800 million, continued Group-wide efforts to significantly reduce spending contributed to a decline in total operating expenses to sales ratio of 37.6% for fiscal 2010, a 0.1 point improvement compared with fiscal 2009.
Operating profit
     Operating profit in fiscal 2010 increased 78.6% to a total of ¥387,552 million from fiscal 2009, constituting 10.5% of net sales.
Other income (deductions)
     Other income (deductions) for fiscal 2010 improved by ¥3,011 million, mainly due to earnings and losses on investments in affiliated companies.
Income before income taxes
     Income before income taxes in fiscal 2010 was ¥392,863 million, an increase of 79.1% from fiscal 2009, and constituted 10.6% of net sales.
Income taxes
     Provision for income taxes in fiscal 2010 increased by ¥56,038 million from fiscal 2009, primarily as a result of the increase in income before income taxes. The effective tax rate during fiscal 2010 dropped by 2.6% compared with fiscal 2009. This was due mainly to an increase in tax deduction for R&D expenses in fiscal 2010.
Net income attributable to Canon Inc.
     As a result, net income attributable to Canon Inc. in fiscal 2010 increased by 87.3% to ¥246,603 million, which represents a 6.7% return on net sales.

Segment information
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office network digital multifunction devices(MFDs), color network digital MFDs, personal-use network digital MFDs, office copying machines, full-color copying machines, personal-use copying machines, laser printers, large format inkjet printers and digital production printers.

•	The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripheral, single function inkjet printers, image scanners and broadcast lenses.

•	The Industry and Others Business Unit mainly includes semiconductor lithography equipment, LCD lithography equipment, medical image recording equipment, ophthalmic devices, magnetic heads, micromotors, computers, handy terminals, document scanners and calculators.
Sales by segment
     Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
     Canon’s sales by segment are summarized as follows:

	2010	Change	2009
	(Millions of yen, except percentage data)
Office	¥1,987,269	20.8%	¥1,645,076
Consumer	1,391,327	6.9	1,301,160
Industry and Others	432,958	20.9	357,998
Eliminations	(104,653)	—	(95,033)

Total	¥3,706,901	15.5%	¥3,209,201

     Sales of the Office Business Unit constituting 53.6% of consolidated net sales, increased by 20.8% to ¥1,987,269 million in fiscal 2010. Sales volume of both color and monochrome network digital MFDs increased, boosted by the recovery in demand for office equipment along with the introduction of new imageRUNNER ADVANCE-series products. Laser printers recorded a substantial increase in sales volume. The consolidation of Océ also contributed to the sales increase.
     Sales of the Consumer Business Unit constituting 37.5% of consolidated net sales, increased by 6.9% to ¥1,391,327 million in fiscal 2010. Sales volumes increased significantly for such digital SLR cameras as EOS Digital Rebel T1i (EOS 500D) and new EOS Digital Rebel T2i (EOS 550D), the competitively priced model, along with the EOS 5D Mark II, EOS 7D and new 60D, the advanced-amateur models. As for compact digital cameras, the Company launched five new ELPH (IXUS)-series models and seven new PowerShot-series models, boosting sales volumes particularly in emerging markets. As for inkjet printers, sales volume increased from year-ago level particularly in Asia.
     Sales of the Industry and Others Business Unit increased by 20.9% in fiscal 2010, to ¥432,958 million. Within this segment, sales volume of LCD lithography equipment, semiconductor lithography and semiconductor-related independent business sales by Group subsidiaries increased. Sales of the Industry and Others Business Unit constituted 11.7% of consolidated net sales in fiscal 2010.
     Intersegment sales of ¥104,653 million, representing 2.8% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.
Sales by geographic area
     Please refer to the table of sales by geographic area in Note 23 of the Notes to Consolidated Financial Statements.
     A summary of net sales by geographic area in fiscal 2010 and fiscal 2009 is provided below:

	2010	Change	2009
	(Millions of yen, except percentage data)
Japan	¥695,749	- 0.9%	¥702,344
Americas	1,023,299	14.4	894,154
Europe	1,172,474	17.8	995,150
Asia and Oceania	815,379	32.0	617,553

Total	¥3,706,901	15.5%	¥3,209,201

Note: This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
     A geographical analysis indicates that net sales in fiscal 2010 increased in the major geographic areas.
     In Japan, sales decreased by 0.9% in fiscal 2010.
     In the Americas, net sales increased by 14.4% on yen basis in fiscal 2010, due to an increase in sales volume of digital SLR cameras and laser printers.
     In Europe, net sales increased by 17.8% on yen basis in fiscal 2010, mainly due to rebounded sales of laser printers
     Sales in Asia and Oceania increased by 32.0% on a yen basis in fiscal 2010, largely due to the increased sales of digital SLR cameras.
Operating profit by segment
     Please refer to the table of segment information in Note 23 of the Notes to Consolidated Financial Statements.
     Operating profit for the Office Business Unit in fiscal 2010 increased by ¥63,926 million to ¥293,322 million. This increase resulted primarily from the increase in sales.
     Operating profit for the Consumer Business Unit in fiscal 2010 increased by ¥54,573 million to ¥238,065 million. This increase resulted primarily from the increase in sales
     Operating profit for the Industry and Others Business Unit in fiscal 2010 was a loss of ¥9,831 million. Significant recovery of sales volume contributed to reduction of loss amount by ¥66,125 million.

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
     The average value of the yen in fiscal 2009 was ¥93.21 to the U.S. dollar, and ¥130.46 to the euro, representing an appreciation of about ¥10 or 10% to the U.S. dollar, and a significant appreciation of approximately ¥21 or 14% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥249,500 million in 2009. This unfavorable impact consisted of approximately ¥116,800 million for U.S. dollar denominated sales, ¥114,800 million for euro denominated sales and ¥17,900 million for other foreign currency denominated sales.
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
Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in fiscal 2009 decreased by 57.4% to ¥131,647 million, which represents a 4.1% return on net sales.
Segment information
     Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines, full-color copying machines, laser printers and large format inkjet printers.

•	The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripherals, single function inkjet printers, image scanners and broadcasting equipment.
•	The Industry and Others Business Unit mainly includes semiconductor lithography equipment, mirror projection LCD lithography equipment, medical equipment, components, computer information systems, document scanners and personal information products.
Sales by segment
     Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
     Canon’s sales by segment are summarized as follows:

	2009	Change	2008
	(Millions of yen, except percentage data)
Office	¥1,645,076	-26.8%	¥2,246,609
Consumer	1,301,160	-10.6	1,456,075
Industry and Others	357,998	-31.5	522,405
Eliminations	(95,033)	—	(130,928)

Total	¥3,209,201	-21.6%	¥4,094,161

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
     Sales of the Industry and Others Business Unit decreased by 31.5% in fiscal 2009, to ¥357,998 million. Within this segment, sales of steppers remained sluggish amid worsening market conditions for memory chips, while sales of semiconductor lithography equipment dropped due to restrained capital investment by LCD panel manufacturers. Sales of the Industry and Others Business Unit constituted 11.2% of consolidated net sales in fiscal 2009.
     Intersegment sales of ¥95,033 million, representing 3.0% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.
Sales by geographic area
     Please refer to the table of sales by geographic area in Note 23 of the Notes to Consolidated Financial Statements.
     A summary of net sales by geographic area in fiscal 2009 and fiscal 2008 is provided below:

	2009	Change	2008
	(Millions of yen, except percentage data)
Japan	¥702,344	- 19.1%	¥868,280
Americas	894,154	-22.6	1,154,571
Europe	995,150	-25.8	1,341,400
Asia and Oceania	617,553	-15.4	729,910

Total	¥3,209,201	-21.6%	¥4,094,161

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
Sales in other areas decreased by 15.4% on a yen basis in fiscal 2009, largely due to the stagnant sales of semiconductor lithography equipment.
Operating profit by segment
     Please refer to the table of segment information in Note 23 of the Notes to Consolidated Financial Statements.
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
     Operating profit for the Industry and Others Business Unit in fiscal 2009 decreased by ¥28,080 million to an operating loss of ¥75,956 million as a result of a significant drop in sales along with impairment losses related to semiconductor production equipment totaling ¥15,390 million, arising from a fundamental reassessment of the business structure for semiconductor lithography equipment.
     Foreign operations and foreign currency transactions
     Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of sales is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which consist principally of forward currency exchange contracts.
     The operating profit on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. Please refer to the table of geographic information in Note 23 of the Notes to Consolidated Financial Statements.
     Recent development
     On March 11, 2011, Japan experienced a massive earthquake and tsunami off the Pacific coast of Northeastern Japan. The earthquake caused damage to inventories and buildings at manufacturing facilities primarily in the Company’s Utsunomiya Plant, and Fukushima Canon Inc., a manufacturing subsidiary. In addition, certain distribution warehouses of the Company and Canon Marketing Japan Inc., a sales subsidiary, located in Northeastern Japan sustained damage to inventories. As a result, production operations have been suspended at certain plants of the Company and its manufacturing subsidiaries. The Company has organized a special taskforce, “Earthquake Disaster Recovery Task Force”, in order to rapidly respond to these events and is currently making effort to resume operations immediately.
     Canon cannot estimate the effect of the earthquake on its consolidated results of operations and financial condition as of the issuance date of the consolidated financial statements. However, in the short term, the costs for recovery may occur along with the decrease of revenues, which may adversely affect on Canon to a certain degree.
     B. Liquidity and capital resources
     Cash and cash equivalents in fiscal 2010 increased by ¥45,545 million to ¥840,579 million, compared with ¥795,034 million in fiscal 2009 and ¥679,196 million in fiscal 2008. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies.
     Net cash provided by operating activities in fiscal 2010 increased by ¥133,178 million from the previous year to ¥744,413 million, as a result of significant increase of profit. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.
     For fiscal 2010, cash inflow from cash received from customers increased, due to the significant increase of sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales, however this increase remained within a range of net sales increase due to cost reductions activities. Cost reductions reflect a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payments for selling, general and administrative expenses increased however, also remained within the range of sales increase due to cost-cutting efforts.
     Net cash used in investing activities in fiscal 2010 was ¥342,133 million, compared with ¥ 370,244 million in fiscal 2009 and ¥472,480 million in fiscal 2008, consisting primarily of purchases of fixed assets and acquisition of shares of Océ. The purchases of fixed assets, which totaled ¥199,152 million in fiscal 2010, were focused on items relevant to raising production capacity and reducing production cost.
     Canon defines “free cash flow” by deducting the cash flows from investing activities from the cash flows from operating activities. For fiscal 2010, free cash flow totaled ¥402,280 million as compared with ¥240,991 million for fiscal 2009. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations, therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon has included the information with regard to free cash flow as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.
     Net cash used in financing activities totaled ¥279,897 million in fiscal 2010, mainly resulting from the dividend payout of ¥136,103 million, repurchase of treasury stock and repayment of borrowings of Océ N.V. The Company paid dividends in fiscal 2010 of ¥110.00 per share.
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

     Short-term loans (including the current portion of long-term debt) amounted to ¥7,200 million at December 31, 2010 compared with ¥4,869 million at December 31, 2009. Long-term debt (excluding the current portion) amounted to ¥4,131 million at December 31, 2010 compared with ¥4,912 million at December 31, 2009.
     Canon’s long-term debt (excluding the current portion) mainly consists of lease obligations.
     In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies: Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Ratings Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
     As of March 15, 2011, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.
     Increase in property, plant and equipment on an accrual basis in fiscal 2010 amounted to ¥158,976 million compared with ¥216,128 million in fiscal 2009 and ¥361,988 million in fiscal 2008. In fiscal 2010, decrease in property, plant and equipment was due to limiting investment to necessary facilities. For fiscal 2011, Canon projects its increase in property, plant and equipment will be approximately ¥260,000 million.
     Employer contributions to Canon’s worldwide defined benefit pension plans were ¥21,435 million in fiscal 2010, ¥18,232 million in fiscal 2009, ¥23,033 million in fiscal 2008. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥11,780 million in fiscal 2010, ¥9,148 million in fiscal 2009, and ¥10,840 million in fiscal 2008.
     Working capital in fiscal 2010 decreased by ¥601 million, to ¥1,233,488 million, compared with ¥1,234,089 million in fiscal 2009 and ¥1,120,848 million in fiscal 2008. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2010 was 2.38 compared to 2.57 for fiscal 2009 and to 2.19 for fiscal 2008.
     Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 6.3% in fiscal 2010, compared to 3.4% in fiscal 2009 and 7.3% in fiscal 2008.
     Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 9.2% in fiscal 2010 compared with 4.9% in fiscal 2009 and 11.1% in fiscal 2008.
     Debt to total assets ratio was 0.3%, 0.3% and 0.4% as of December 31, 2010, 2009 and 2008, respectively. Canon had short-term loans and long-term debt of ¥11,331 million as of December 31, 2010, ¥9,781 million as of December 31, 2009 and ¥13,963 million as of December 31, 2008.
     C. Research and development, patents and licenses
     Year 2010 marks the final year of the Excellent Global Corporation Plan, which started in 2006. The slogan of the third phase (“Phase III”) is “Innovation & Sound Growth” and there are four core strategies:
•	Realize an overwhelming No.1 position worldwide in all current core businesses;
•	Expand operations through diversification;
•	Identify new business domains and accumulate necessary technological capabilities; and
•	Establish new production system to sustain global competitiveness.
     Canon has been striving to implement the three R&D related strategies as follows:
•	Realize an overwhelming No.1 position worldwide in all current core businesses: Pursue development of new products which enable “cross-media imaging” by sophisticated functional synergy among the variety of Canon’s image handling products, benefiting from the proliferation of broad band communication environment.
•	Expand operations through diversification: Focus on developing various types of display, including Organic Light-Emitting Diode displays (“OLED”).
•	Identify new business domains and accumulate necessary technological capabilities: Accumulate technological capability to create innovative products and systems in the focused three domains of the medical imaging sector, intelligent robot industry and safety technology domain.
     Canon has developed and strengthened relationships with universities and other research institutes, such as Kyoto University, Tokyo Institute of Technology, Stanford University, The University of Arizona, the New Energy and Industrial Technology Development Organization and the National Institute of Advanced Industrial Science and Technology to assist with fundamental research and to develop cutting-edge technologies.
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
     Canon’s consolidated R&D expenses were ¥315,817 million in fiscal 2010, ¥304,600 million in fiscal 2009 and ¥374,025 million in fiscal 2008. The ratios of R&D expenses to the consolidated total net sales for fiscal 2010, 2009 and 2008 were 8.5%, 9.5% and 9.1%, respectively.
     Canon believes that new products protected by patents will not easily allow competitors to compete with it, and will give it an advantage in establishing standards in the market and industry.

     D. Trend information
     As for the global economy, in the U.S., despite the risk of a slowdown due to the ongoing credit crisis and high unemployment, we expect the trend toward gradual recovery to continue. In Europe, while concerns remain regarding financial instability, we believe the economy will make steady progress toward recovery. In Asia, the overall trend toward economic recovery is expected to continue, fueled by such factors as continued strong economic expansion in such countries as China and India. As for Japan, while the economy will likely continue to realize a gradual economic rebound against the backdrop of a global economic recovery, we expect the current trend of economic deflation to continue due to weak domestic consumption.
     Amid this climate, Canon has launched its latest five-year plan: Phase IV of the Global Excellent Corporation Plan (2011-2015). Our ultimate aim is to realize our goal of joining the ranks of the world’s top 100 companies in terms of all major management indicators.
     In order to achieve our targets, we aim to expand our scale and business operations, further strengthening our imaging-related businesses and working to expand business domains by cultivating such areas as medical and industrial equipment. At the same time, we will make efforts to transform our manufacturing operations in keeping with the changing times through the reinforcement of such basic functions as research and development, production, and sales and marketing. Specifically, we will strive to change to a situation where products developed in each region are sold globally, accelerating transition to a three regional headquarters management system, which includes R&D centers in Japan, the U.S. and Europe, as we solicit the world’s great minds and innovative power.
     Targeting this kind of change and transformation, we will also make active use of M&As. For this, we set up a special organization in charge of further promoting M&As, effective January 1, 2011.
     At the same time, we will work to solidify our foundation as a leading environmental company that aims for both growth and environmental conservation, by further raising the environmental performance of our products and reducing the impact of all corporate activities on the environment.
     In 2011, the first year of Phase IV, under the theme “Launching a Full-Scale Offensive with the Courage to Change,” Canon will seek to ensure that financial results in 2012 exceed those of its record-high performance of 2007.
     One important measure addresses the continuous introduction of innovative products and services. Through the timely launch of products displayed at last year’s Canon EXPO, we will work to comprehensively strengthen our existing core businesses. In the office equipment segment, we aim to expand our lineup by accelerating joint product development efforts with Océ. In the consumer products segment, we aim to strengthen, among other areas, our digital SLR movie capabilities. In addition, in our display business, we will swiftly restructure our strategy with respect to high-resolution medical imaging and high-image-quality displays as a new way to enter this area.
     Next, we will work to reinforce our global sales capabilities. In order to further improve our performance in Asia, where an increasing proportion of Group sales each year is generated, in addition to further strengthening our sales organization in China, we will also further our reach into the markets of Southeast Asia and India. In developed countries, in addition to accelerating our integration with Océ and leveraging Océ’s sales network to expand product sales, we will also work to strengthen our solutions business.
     Additionally, we will pursue thorough cost reductions to further lower our cost of sales ratio. In this regard, we will accelerate activities to establish an optimized global production system, taking into account such aspects as logistics, procurement, labor and country-specific risks. In addition to accelerating new product development through computer simulation and thorough cost reductions, we will also promote the further automation of production and the in-house production of manufacturing equipment. We will establish a highly efficient and advanced manufacturing business model, promoting “man-machine cells” that allow for further productivity improvements. Man-machine cells can be found in our domestic production, where automation and testing equipment have been incorporated into the cell production system.
     We also aim to accelerate the establishment of new core businesses through globalized diversification, based on a three regional headquarters approach. In the medical field, we will expand our product lineup with a focus on digital radiography, expand our industrial equipment business, and swiftly draw up plans to actively establish research and development functions in the U.S. and Europe.
     In addition, we will thoroughly leverage the integrated systems we have in place that facilitate the sharing and utilization of product design information on a company-wide basis as we work for efficiencies in product development and further improvements in product quality.
     Furthermore, with the understanding that product quality represents the lifeblood of a manufacturer, we will recommit ourselves to our “quality first” philosophy.
     In order to realize further advancements and become a truly excellent global corporation, we will strive to foster global human resources that can exercise their abilities around the world. We will also devote more effort towards the execution of environmental protection and corporate social responsibility activities.
     Office Business Unit
     In 2010, Canon’s copying machine and MFD businesses rebounded substantially from the economic downturn, which had affected the entire industry in 2009. Emerging markets, such as in Asia, were particularly notable for their growth.
     The importance of providing added value in the form of networking, integration, color printing, multifunction and solutions has grown in the office imaging products business. Canon seeks to maintain its leading position in both the printing and in the office products markets.
     Canon has matched its business strategy to market trends by strengthening its lineup of digital color network MFDs and print-on-demand machines. In 2010, Canon further expanded the imageRUNNER ADVANCE series with the introduction of a monochrome lineup and a low-end color device. We also launched the imagePRESS C7010VP series, designed to meet the needs of print professionals in commercial print shops with advanced function. To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon will continue reinforcing its hardware and software product lineups and solutions capability.
     Canon’s laser printer business has a strong market position. The market declined rapidly in the wake of the global economic downturn but slowly recovered in 2010.
     In the monochrome laser printer market, sales to the micro-office/ home office segment expanded.
     The color laser printer market is expected to grow over the long term, although demand slowed recently due to the economic downturn. Competition has intensified as competitors have pursued aggressive pricing strategies to establish market share.

     Canon is promoting technological development in order to provide competitive products in all segments with a focus on bringing new and improved offerings to market in a well-timed manner.
     The large format printer market shrank in 2009. However, the trend was toward recovery in 2010. Total business growth in 2010 increased slightly, with particularly strong growth in Asia.
     In 2010, we launched three new 12-color printer models (iPF6300/6350/8300), designed to meet the needs of the graphic art market (exceptional color reproduction, high print quality, and furthermore, high usability).
     We also released two new CAD models (iPF815/825), for a market that demands high productivity. These models have achieved a strong reputation, resulting in double-digit unit sales growth in 2010 as compared to 2009. Market share of our CAD models also increased steadily during 2010.
     Consumer Business Unit
     The digital SLR market continued to grow steadily in 2010. Additional manufacturers entered the market this year, expanding the market with mirrorless digital cameras, and solid growth in digital SLR cameras continued. These trends show that there is still a strong market need for high-quality digital photography.
     With respect to digital SLR cameras, the market shows demand for increased numbers of pixels. Higher sensitivity, miniaturization, reduced weight and video functions have become standard specifications as well, including the support by each company of full HD image quality in this market. By offering new products based on cutting-edge technology, Canon seeks to continue its growth into the foreseeable future.
     In addition, sales volume in emerging markets appears ready to expand dramatically. For this reason, there is an urgent need to upgrade sales structures and other systems in order to handle this expansion.
     During fiscal year 2010, the compact digital camera market was driven by growth in China, Russia, and other emerging economic regions. Although markets in some developed economic regions have expanded due to a reduction in average prices across the industry, overall, such regions have remained stable or have declined as compared to the previous year. Total global growth increased slightly, while Canon has maintained a high share at the same level as during the previous consolidated fiscal year.
     Developed markets are expected to remain stable in 2011, and emerging markets are expected to remain on a positive growth track, resulting in a projected slight increase worldwide as compared to consolidated fiscal 2010.
     A fierce price war and the strong yen have been drastically squeezing profit margins in the digital camera market. Although the industry as a whole is relying more and more on electronic manufacturing service (“EMS”) companies and cost competition is expected to intensify in the future, we plan to take advantage of our industry-leading economies of scale and its 100% internal manufacturing system in order to maintain and solidify our profitability.
     We expect continued growth in the interchangeable lens market due to the rapid spread of digital SLR cameras and mirrorless digital cameras. Canon aims to continue expanding its sales and market share by introducing products with features that satisfy customer needs, such as lenses with image stabilizer functionality.
     The global digital video camcorder market has diversified due to the introduction of new recording media, such as flash memory. During this consolidated fiscal year, however, trends toward flash memory and HD as the future mainstream medium became clear. Despite the worldwide economic downturn that started in the second half of 2008, the flash memory and HD market segments have continued to grow year-on-year. The new, lowest-priced webcam product category (under $200) has proven strong, particularly in North America. Webcams appeal to a user segment that wants to enjoy convenient video capabilities, and they have been selling in increasing numbers. Canon is working to expand sales of its powerful lineup of products to meet a wide range of user needs with even greater added value and seeks to differentiate itself from the competition based on its high-quality HD image technology concept.
     The business application projector market experienced the effects of the continuing economic downturn during this consolidated fiscal year as well, resulting in a slowdown as compared to previous forecasts. In particular, this downturn affected products with high added value. However, system integrators and other video professionals continue to require these high added value products, and therefore Canon plans to continue working to maintain and expand sales.
     In 2010, although expansion in the market for network cameras used for surveillance video and monitoring applications softened somewhat, this market has been recording solid growth up until the present. We expect that the trends toward larger numbers of pixels, advancements in video analysis technology and the industry standardization of operational commands will lead to future growth in this market. In order to avoid missing these trends, Canon is working to increase sales with an expanded competitive lineup.
     The broadcast television lens market experienced a temporary decline in the wake of the economic downturn. However, the market has been on course for a gradual overall recovery during consolidated fiscal year 2010, partially thanks to an expansion of the market in countries where the industry is still emerging. Nevertheless, due to the progressive reduction in prices caused by equipment downsizing as well as the influence of the strong yen, while revenue growth was achieved, profits declined. We expect this downsizing trend to continue, and starting next year, Canon will work to expand profits by reinforcing its family of products aimed at responding to this change in the industry. In the medium term, we expect that this industry will be revitalized by increased demand for equipment upgrades due to the industry switch to digital broadcasting as well as demand from emerging markets. Canon already has a large market share worldwide, and plans to increase sales and expand its share further as the market recovers by releasing highly competitive products to the market in a timely fashion, further solidifying its position in the industry.
     The Inkjet printer market recovered in 2010. While emerging countries have contributed to the growth of market volume, in advanced countries there are increasing demands of small and home office for high-value added products including MFPs with fax and ADF function and also wireless models. Along with basic performance, such as image quality and print speed, each vendor began to enhance the product design, ease of use and applications to increase user satisfaction. To manage these trends, Canon has introduced new models with variety of new features, such as an Intelligent Touch System, which provides light-guided direction, and Full HD Movie Print. Thereby strengthening its lineup from entry-level to high-end models, Canon intends further sales expansion.
     Industry and Others Business Unit
     In fiscal 2010, the semiconductor device market recovered strongly from the economic downturn starting in the second half of fiscal 2008. There were noteworthy improvements for semiconductor device market categories such as DRAM and NAND-flash memory, due to strong sales of PCs and smart phones, as well as the so-called “green” products such as LED and power devices.
     As a result, shipments of semiconductor lithography equipment in fiscal 2010 recovered sharply over fiscal 2009. By market, sales in Korea have been strong, thanks to increased investment by major memory manufacturers, while in Japan demand has been steadily improving for lithography equipment for sensors and image devices.

     The market for LCD lithography equipment in fiscal 2010 grew dramatically from the previous year. Makers of LCD panels have significantly increased their equipment investment in order to capture growing demand in developing countries. Total equipment investment among the top LCD panel makers grew strongly in fiscal 2010 from the previous year, topping the level recorded during the boom market of fiscal 2008.
     Against this background, shipments of LCD lithography equipment markedly improved rapidly compared to fiscal 2009. By region, shipments in Japan declined, but those to Korea, Taiwan and China improved significantly. Shipments of generation-7.5 and 8 LCD lithography equipment for televisions improved noticeably.
     The medical equipment market in Europe and the United States was adversely influenced by the economic downturn. However, the market for static digital X-ray equipment has been expanding, although competition has become more severe through the entry of computed radiography manufacturers into the market. The medical equipment market in Asia (mainly China) is expanding rapidly, and the static digital X-ray equipment market has followed this trend.
     Thin and lightweight CXDI-55C/55G portable digital radiography system, which was released in 2009, contributed to an increase of sales in Europe, the United States and Japan. In 2010, Canon’s overall sales increased steadily compared to the previous fiscal year. We also focused on emerging markets and particularly, we set the low-end market in China, which is supported by the Chinese government, as a main target. As a result, we have been successful in increasing sales to China, and orders from Central and South America have also contributed to our U.S. sales figures. During 2010, Canon released dynamic digital radiography CXDI-50RF in Europe and the United States, and Virtual Imaging, which Canon acquired in 2009, contributed to our increase in sales with its DR system. A strategic new product, the CXDI-70C Wireless, was launched in November 2010.
     The ophthalmic products market shrank in 2010, especially in Europe and the United States, due to the economic downturn. However, the optical coherence tomography (“OCT”) market expanded steadily compared to 2009. Therefore, many of Canon’s competitors released new strategic OCT products. In order to keep pace with these trends, Canon is striving to increase sales by expanding competitive lineup of products to gain the market acceptance.
     Canon acquired Optopol Technology in 2010 and plans to use Optopol Technology as a development and production center. In 2010, sales of Optopol’s OCT technology in Japan, Europe and the United States contributed to our net sales. Sales of hybrid retinal cameras, first released in 2009, contributed to sales in 2010, while sales of non-mydriatic retinal cameras declined slightly due to the economic downturn in Japan, Europe and the United States. Canon released the extremely compact non-mydriatic retinal camera CR2 in November 2010 and aims to increase sales in this market.
     Among the “imageFORMULA series” document scanners handled by Canon Electronics Inc., the high-durability, high-speed “DR-9050C/6050C,” compact “DR-2010C/2510C” and new “ScanFront 300P,” with network functionality, all met with strong market receptions, chalking up increases in units sold and revenues in every region where they are marketed. Sales have been particularly strong in China, India, and other parts of Asia, with significant increases in terms of both units and revenues. Meanwhile, in the Japanese market, strong sales of the extremely compact and portable document scanner “DR-150” have led a major increase in unit sales.
     Sales of the FA system-related devices handled by Canon Machinery Inc. ended the term with a year-on-year increase as solid first-half results outweighed sales declines in the second half. Die bonders had promising orders for the LED (light-emitting diode) compatible “BESTEM-D01 series,” helped in particular by vigorous first-half capital investments by LED manufacturers. It enjoyed significantly higher sales for the term, despite lower orders in the second half.
     The magnetic disk manufacturing equipment handled by Canon ANELVA Corporation saw sales revenues more than double from the previous term as demand for hard disk drives to be used in servers and personal computers rose and customers increased capital investments. Sales of magnetic head manufacturing equipment and semiconductor film deposition equipment also rose significantly.
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
     Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥16,746 million at December 31, 2010. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees were insignificant.

     F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2010.

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥8,247	¥4,268	¥2,806	¥1,105	¥68
Other Long-Term Debt	1,013	861	55	50	47
Operating Lease Obligations	83,800	23,413	32,344	13,941	14,102
Purchase commitments for :
Property, Plant and Equipment	29,383	29,383	—	—	—
Parts and Raw Materials	86,434	86,434	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	30,071	30,071	—	—	—

Total	¥238,948	¥174,430	¥35,205	¥15,096	¥14,217

Note: The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details.
Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.
     Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2010, accrued product warranty costs amounted to ¥13,343 million.
     At December 31, 2010, commitments outstanding for the purchase of property, plant and equipment were approximately ¥29,383 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥86,434 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
     During fiscal 2011, Canon expects to contribute ¥22,055 million to its Japanese defined benefit pension plans and ¥8,016 million to its foreign defined benefit pension plans.
     Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
     A. Directors and senior management
     Directors and corporate auditors of the Company as of March 30, 2011 and their respective business experience are listed below.

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Tsuneji Uchida	President & COO	4/1965	Entered the Company
(Oct. 30, 1941)		4/1995	Group Executive of Lens Products Group
		3/1997	Director
		4/1997	Deputy Chief Executive of Camera Operations HQ
Group Executive of Photo Products Group
		4/1999	Chief Executive of Camera Operations HQ
		7/1999	In charge of promotion of digital photo business
		1/2000	In charge of promotion of digital photo home business
		1/2001	Chief Executive of Image Communications Products HQ
		3/2001	Managing Director
		3/2003	Senior Managing Director
		3/2006	Executive Vice President
		5/2006	President & COO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ

Toshiaki Ikoma (Mar. 5, 1941)	Executive Vice President & CTO (Group Executive of Corporate R&D HQ)	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
		2/1997	President of Texas Instruments Japan Limited
		2/2002	Chairman of the Board of Texas Instruments Japan Limited
		11/2002	Adviser of Texas Instruments Japan Limited
		4/2003	Corporate Auditor of Industrial Revitalization Corporation of Japan(IRCJ)
		6/2003	Auditor (Outside) of Hitachi Metals, Ltd.*
		7/2003	Senior Fellow of Japan Science and Technology Agency (JST)
		4/2004	Auditor (Outside) of Center for National University Finance and Management*
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company Adviser of the Company
		7/2007	Adviser of Research and Development
		1/2008	Chief Technology Adviser
		4/2008	Group Executive of Frontier Research HQ and Core Technology Development HQ
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Executive Vice President*
		7/2009	Chief Executive of Optical Products Operations

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Kunio Watanabe	Senior Managing Director (Group Executive of Corporate Planning Development HQ)	4/1969	Entered the Company
(Oct. 3, 1944)		4/1995	Group Executive of Corporate Planning Development HQ*
		3/1999 3/2003	Director Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ
		3/2008	Senior Managing Director*

Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi	Senior Managing Director (Chief Executive of Peripheral Products HQ)	4/1974	Entered the Company
(Nov. 23, 1949)		2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009	Senior Managing Director*
		4/2009	Chief Executive of Chemical Products Operations

Shigeyuki Matsumoto (Nov. 15, 1950)	Senior Managing Director (Group Executive of Device Technology Development HQ)	4/1977	Entered the Company
		4/1995	Chief of FLCD project
		1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*

Tomonori Iwashita	Managing Director	4/1972	Entered the Company
(Jan. 28, 1949)	(Group Executive of Environment HQ, Group Executive of Quality Management HQ)	4/1999	Senior General Manager of Camera Development Center
		1/2001	Group Executive of Photo Products Group
		3/2003	Director
		4/2003	Deputy Chief Executive of Image Communication Products HQ
		4/2006	Chief Executive of Image Communication Products HQ
		3/2007	Managing Director*
Group Executive of Global Environment Promotion HQ
		4/2007	Group Executive of Quality Management HQ*
		1/2008	Group Executive of Environment HQ*

Masahiro Osawa	Managing Director	4/1971	Entered the Company
(May 26, 1947)	(Group Executive of Global Procurement HQ, Group Executive of General Affairs HQ)	7/1997 2/2003	Vice President of Canon U.S.A., Inc. Senior Vice President of Canon U.S.A., Inc.
		7/2003	Deputy Group Executive of Finance & Accounting HQ
		3/2004	Director
		4/2004	Group Executive of Global Procurement HQ
		3/2007	Managing Director*
		4/2007	Group Executive of Finance & Accounting HQ
		3/2010	Group Executive of Global Procurement HQ*
		4/2010	Group Executive of General Affairs HQ *

Katsuichi Shimizu	Managing Director	4/1970	Entered the Company
(Nov. 13, 1946)	(Chief Executive of Inkjet Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2003	Director
		4/2003	Chief Executive of Inkjet Products HQ*
		3/2008	Managing Director*

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Ryoichi Bamba	Managing Director	4/1972	Entered the Company
(Nov. 25, 1946)		4/1998	Senior Vice President of Canon U.S.A., Inc.
		2/2003	Executive Vice President of Canon U.S.A., Inc.
		3/2003	Director
		2/2008	President of Canon Europa N.V.*
President of Canon Europe Ltd.*
		3/2008	Managing Director*

Toshio Honma	Managing Director (Chief Executive of L Printer Products HQ)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ*
		3/2008	Managing Director*

Masaki Nakaoka	Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging Products HQ)	1/1997	Senior General Manager of Office Imaging Products Development Center 1
		4/1999	Group Executive of Office Imaging Products Group 1
		4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director*

Haruhisa Honda	Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of	4/1995	Senior General Manager of Cartridge Development Center
	Manufacturing HQ)	3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ
		3/2008	Managing Director*
		4/2010	Group Executive of Manufacturing HQ*

Hideki Ozawa (Apr. 28, 1950)	Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	President of Canon Singapore Pte. Ltd.
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director*

Masaya Maeda	Managing Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image Communication Products HQ)	1/2002	Senior General Manager of Digital Consumer Products Development Center
		7/2003	Deputy Group Executive of Digital Imaging Business Group
		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products HQ*
		3/2010	Managing Director*

Yasuhiro Tani	Director	4/1980	Entered the Company
(Jul. 30, 1956)	(Group Executive of Digital Platform Technology Development HQ)	1/2003	Senior General Manager of SOC Design Center
		4/2007	Deputy Group Executive of Platform Technology Development HQ
		7/2007	Group Executive of Platform Technology Development HQ
		1/2008	Group Executive of Digital Platform Technology Development HQ*
		4/2008	Executive Officer
		3/2011	Director *

Makoto Araki	Director	4/1978	Entered the Company
(Jul. 16, 1954)	(Group Executive of Information & Communication Systems HQ)	10/2004	Senior General Manager of Information Systems Center
		10/2009	Group Executive of Information & Communication Systems HQ*
		4/2010	Executive Officer
		3/2011	Director *

Name	Position	Date of	Business experience
(Date of birth)	(Group executive/function)	commencement	(*current position/function)
Keijiro Yamazaki	Corporate Auditor	4/1971	Entered the Company
(Oct. 14, 1948)		1/2000	Deputy Group Executive of Human Resource Management & Organization HQ
		3/2004	Director
		4/2004	Group Executive of Information & Communications Systems HQ
		3/2006	Group Executive of Human Resource Management & Organization HQ
		4/2007	Group Executive of General Affairs HQ
		3/2008	Corporate Auditor *

Shunji Onda	Corporate Auditor	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
(Mar. 13, 1950)		7/1980	Entered the Company
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ
		3/2010	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor*

Kazunori Watanabe	Corporate Auditor	9/1978	Registration as a Certified Public Accountant*
(Oct. 9, 1950)		8/2008	Senior Executive of Ernst & Young ShinNihon LLC
		3/2010	Corporate Auditor*

Kuniyoshi Kitamura	Corporate Auditor	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
(Apr. 8, 1956)		4/2002	General Manager of Network Service Management Department of
The Dai-Ichi Mutual Life Insurance Co.
		4/2004	General Manager of Corporate Relations Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2006	General Manager of Research Department of
The Dai-Ichi Mutual Life Insurance Co.
		11/2007	General Manager of Corporate Planning Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2009	General Manager of Corporate Relations Department No.8 of
The Dai-Ichi Mutual Life Insurance Co.
		3/2010	Corporate Auditor*

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
Board of Directors and Corporate Auditors
     The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 19 and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
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
Executive Officer System
     Canon adopted an Executive Officer System effective April 1, 2008. Executive Officers are appointed and discharged by the Board of Directors and have a term of office of one year. Taking into consideration growth in the scope of its business activities, Canon recognizes the need to bolster its management execution structure. By promoting capable human resources with accumulated executive knowledge across specific business areas, the Company is endeavoring to realize more flexible and efficient management operations. To this end, Canon intends to gradually increase the number of Executive Officers and further solidify its management systems.
     Executive Officers of the Company appointed by the Board of Directors meeting held on January 27, 2011 are listed below.

Position
Name	(Group executive/function)
Sachio Kageyama	President of Canon Vietnam Co., Ltd.
Masahiro Haga	Group Executive of Finance & Accounting HQ
Kengo Uramoto	Group Executive of Human Resource Management & Organization HQ
Masanori Yamada	Deputy Chief Executive of Office Imaging Products HQ
Akio Noguchi	Deputy Chief Executive of Peripheral Products HQ
Hiroyuki Suematsu	Deputy Chief Executive of Peripheral Products HQ
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Deputy Chief Executive of Image Communication Products HQ
Yukiaki Hashimoto	Group Executive of Medical Equipment Group
Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal HQ
Akiyoshi Kimura	Group Executive of OIP Production System Group
Kazuto Ogawa	President of Canon Canada Inc.
Naoji Otsuka	Group Executive of Inkjet Products Development Group
Kenji Kobayashi	President of Canon Australia Pty Ltd.
Ryuichi Ebinuma	Group Executive of Core Technology Development Group
     B. Compensation
     In the fiscal year ended December 31, 2010, Canon paid an aggregate of approximately ¥1,441 million to its directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.
     Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval. The Company paid retirement benefits aggregating ¥448 million to eight directors and three corporate auditors during the fiscal year ended December 31, 2010. The Company resolved at the meeting of the Board of Directors, held on February 12, 2010, to abolish the retirement allowance system for corporate auditors as of the end of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010. Accordingly, the Company proposed to implement final payments of retirement allowance to two corporate auditors in their tenure to and its proposal was approved by the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010. The time of the payment shall be when each of the corporate auditors retires.
     Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in fiscal 2010.

Name		Category of remuneration
(Position)	Company	Basic Compensation	Bonus	Sub Total	Retirement Allowance	Stock Option	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	¥ 166	¥ 32	¥ 198	¥ 37	¥ 30	¥ 265
Tsuneji Uchida (Director)	Canon Inc.	101	22	123	23	30	176
Toshizo Tanaka (Director)	Canon Inc.	78	18	96	16	29	141
Toshiaki Ikoma (Director)	Canon Inc.	66	16	82	13	21	116

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2010.

(2)	Retirement allowance amounts represent the increased portion of accrued directors’ retirement benefits in fiscal year 2010.

(3)	The stock option amounts represent an expense recognized during fiscal year 2010 determined based on the fair value on the date of grant using the Black-Scholes option pricing model.

(4)	Apart from the remuneration contained in the above table, Océ N.V. paid ¥4 million to Toshizo Tanaka Executive Vice President & CFO as basic compensation. Toshizo Tanaka Executive Vice President & CFO received ¥145 million in aggregate compensation including remuneration from Océ N.V. Compensation amounts from Océ N.V. are translated from euros based on the average rate for fiscal year 2010 of ¥116.26 = Euro 1.

     The following three elements comprise remuneration to directors:
•	Basic Compensation: compensation for executing of business operations

•	Bonus: bonus links to business results of current fiscal year

•	Retirement Allowance: remuneration for the contribution to the Company during tenure
In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis. The remuneration to corporate auditors consists of only basic compensation, which is not affected by the performance of the Company.
     The determination methods of remuneration are as follows:
Basic Compensation
     Each maximum amount of total compensation to directors and corporate auditors is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company, and the remuneration to each corporate auditor is determined by the meeting of corporate auditors.
Bonus
     Director bonuses are calculated based on internal criteria considering the performance of the Company. The total amount is proposed to and approved by the Ordinary General Meeting of Shareholders. The bonus amount paid to individual directors is determined at a meeting of the Board of Directors, based on the total approved amount, taking into account the position and performance of each director.
Retirement Allowance
     Retirement allowances are paid at the time of retirement in appreciation of their services during their terms in offices. The amount of allowance is calculated based on monthly basic compensation and the number of years of service, etc. to the Company and is proposed to and approved by the Ordinary General Meeting of Shareholders.
Stock Option
     The Company issues stock option plans for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without compensation and features of such stock options is proposed to and approved by the Ordinary General Meeting of Shareholders.
     The Company has four stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 107th, 108th, 109th and 110th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 28, 2008, March 27, 2009, March 30, 2010 and March 30 2011. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.
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
5. Exercise Price
The exercise price is ¥5,502 per share.
6. Features of Share Options
The features of share options are as follows:
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
Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

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
Exercise Price after Adjustment = Exercise Price before Adjustment×

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
5. Exercise Price
The exercise price is ¥3,287 per share.
6. Features of Share Options
The features of share options are as follows:
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
Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

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
2. Grantees of Share Options
The Company’s directors, 13 executive officers, and 33 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors are authorized to issue is 8,900.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Exercise Price
The exercise price is ¥4,573 per share.

6. Features of Share Options
The features of share options are as follows:
(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon Exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 890,000 common shares.
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
Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

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
The Stock Option Plan Approved on March 30, 2011
1. The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions
Share options will be issued to the Company’s directors, executive officers and senior employees for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.
2. Grantees of Share Options
The Company’s directors, 16 executive officers, and 27 senior employees who are entrusted with important functions.
3. Number of Share Options
The number of share options that the Board of Directors are authorized to issue is 9,120.
4. Cash Payment for Share Options
No cash payment will be required for the share options.
5. Features of Share Options
The features of share options is as follows:
(1) Number of Shares acquired upon Exercise of a Share Option
The number of shares acquired upon Exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 912,000 common shares.
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

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

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
From May 1, 2013 to April 30, 2017.
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
(ii) Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 110th Business Term of the Company.
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
6. Specific Method of Calculation of Remuneration to Directors
The amount of share options to be issued to the directors of the Company, as remuneration, is the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date.
     C. Board practices
     See Item 6A “Directors and senior management” and Item 6B “Compensation.”

     D. Employees
     The following table shows the numbers of Canon’s employees as of December 31, 2010, 2009 and 2008.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2010
Office	104,173	31,890	16,528	20,278	35,477
Consumer	59,053	16,081	2,157	1,817	38,998
Industry and Others	23,133	13,900	1,497	1,339	6,397
Corporate	11,027	10,083	—	—	944

Total	197,386	71,954	20,182	23,434	81,816

December 31, 2009
Office	79,668	32,561	7,713	9,136	30,258
Consumer	54,543	16,043	2,051	1,796	34,653
Industry and Others	24,220	15,339	1,320	1,072	6,489
Corporate	10,448	9,692	—	—	756

Total	168,879	73,635	11,084	12,004	72,156

December 31, 2008
Office	80,830	32,443	7,930	9,705	30,752
Consumer	51,670	15,025	1,848	2,071	32,726
Industry and Others	24,407	15,963	1,334	959	6,151
Corporate	10,073	9,014	—	—	1,059

Total	166,980	72,445	11,112	12,735	70,688

     There was an increase of approximately 28,500 employees as the end of fiscal 2010 compared to the end of fiscal 2009. This increase is mainly due to employment increases in Asia region to accommodate production increase and acquisition of Océ N.V.
     The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
     The following table shows the numbers of shares owned by the directors and corporate auditors of the Company as of March 30, 2011. The total is 380,784 shares, constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	106,923
Tsuneji Uchida	President & COO	19,500
Toshizo Tanaka	Executive Vice President & CFO	20,310
Toshiaki Ikoma	Executive Vice President & CTO	5,700
Kunio Watanabe	Senior Managing Director	19,749
Yoroku Adachi	Senior Managing Director	19,797
Yasuo Mitsuhashi	Senior Managing Director	16,057
Shigeyuki Matsumoto	Senior Managing Director	9,852
Tomonori Iwashita	Managing Director	13,650
Masahiro Osawa	Managing Director	12,539
Katsuichi Shimizu	Managing Director	10,937
Ryoichi Bamba	Managing Director	12,697
Toshio Honma	Managing Director	15,552
Masaki Nakaoka	Managing Director	7,000
Haruhisa Honda	Managing Director	12,989
Hideki Ozawa	Managing Director	8,500
Masaya Maeda	Managing Director	4,600
Yasuhiro Tani	Director	2,100
Makoto Araki	Director	2,300
Keijiro Yamazaki	Corporate Auditor	14,230
Shunji Onda	Corporate Auditor	10,702
Tadashi Ohe	Corporate Auditor	31,700
Kazunori Watanabe	Corporate Auditor	2,200
Kuniyoshi Kitamura	Corporate Auditor	1,200

	Total	380,784

     The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditor, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 257,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014.
     The number of shares that may be subscribed for under rights granted to the Directors, listed above, pursuant to the stock option plan approved by the stockholders on March 27, 2009 is 412,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.
     The number of shares that may be subscribed for under rights granted to the Directors, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2010 is 444,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.
     For additional information on the stock option plan, see “B. Compensation” of this Item.
     The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders
     The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2010:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned /
		Number of shares issued
The Dai-Ichi Mutual Life Insurance Company ,Limited	74,832,380	5.6%
Japan Trustee Services Bank, Ltd. (Trust Account)	66,685,800	5.0%
The Master Trust Bank of Japan, Ltd. (Trust Account)	60,909,000	4.6%
Moxley & Co.	43,665,675	3.3%
JPMorgan Chase & Co. 380055	39,398,014	3.0%
State Street Bank and Trust Company	30,081,242	2.3%
Sompo Japan Insurance Inc.	22,939,987	1.7%
State Street Bank and Trust Company 505223	22,764,631	1.7%
SSBT 0D05 OMNIBUS ACCOUNT — TREATY CLIENTS	21,219,600	1.6%
State Street Bank and Trust Company 505225	18,699,377	1.4%
Notes:
1: Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)
2: Apart from the above shares, The Dai-Ichi Mutual Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3: Apart from the above shares, the Company owns 105,295,975 shares (7.9% of total issued shares) of treasury stock.
4: Mizuho Corporate Bank, Ltd. and its four affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 7, 2010 in their joint names and reported that they owned 67,096,536 shares (5.0%) of the Company as of June 30, 2010 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2010.

	As of June 30, 2010
	Number of shares held	Number of shares held /
		Number of shares issued
Mizuho Corporate Bank, Ltd.	20,123,736	1.5%
Mizuho Bank, Ltd.	11,491,437	0.9%
Mizuho Securities Co., Ltd.	6,701,197	0.5%
Mizuho Trust & Banking Co., Ltd.	26,620,366	2.0%
Dai-Ichi Kangyo Asset Management Co., Ltd. (Subsequently renamed as Mizuho Asset Management Co., Ltd.)	2,159,800	0.1%

Total	67,096,536	5.0%

     Canon’s major shareholders do not have different voting rights from other shareholders.
     As of December 31, 2010, 21.5% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 302 residents of the United States of America.
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
     To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2011.
     In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 14 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
     C. Interests of experts and counsel
     Not applicable.

Item 8. Financial Information
     A. Consolidated financial statements and other financial information
Consolidated financial statements
     This Annual Report contains consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2008, 2009, and 2010 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 17 of this report.
     Refer to Item 17 “Financial Statements.”
Legal proceedings
     Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries would individually or in the aggregate have a material adverse effect on the Company or its operations.
•	In January 2003, the Düsseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed against the decision. In November 2003, the Düsseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed against the decision. The Düsseldorf High Court issued rulings in Canon’s favor in two of the three appeals by Pelikan Hardcopy. The rulings have become finally binding, and now the procedures for enforcing the ruling are underway. Canon withdrew the complaint regarding the remaining case based on efficiency considerations. On November 13, 2008, Pelikan Hardcopy (now named Initio GmbH) filed a nullity suit against one of Canon’s patents subject of the above enforcement procedures, and on December 2, 2009, the German Federal Patent Court issued a ruling that the subject patent is maintained as valid, restricting its scope in part. Initio GmbH on March 17, 2010, and Canon on March 19, 2010, appealed the decision to the German Federal Court of Justice (Supreme Court), respectively.

•	In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court. On October 19, 2010, the Supreme Court, by an order, dismissed the Company’s appeal without prejudice, and the judgement made by the Intellectual Property High Court became final and binding.

•	In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court gave its decision in September 2010 for Hewlett-Packard GmbH case where the court has reverted the case back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., request for European Court of Justice’s preliminary ruling). It is not clear at this stage what the implication of said decision for Hewlett-Packard GmbH case would be on Canon’s case. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2011. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

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
     In 2010, a year viewed by Canon as the first in a new era of growth, the Company achieved its goal to significantly expand profits despite the yen’s appreciation. Additionally, thank to comprehensive cash flow management, the Company realized further improvements in management efficiency and adequate cash on hand. In light of this situation, the Company comprehensively evaluated such factors as its outlook for future performance, planned a stable return and actively return profits to shareholders. As a result, the Company plans to distribute a full-year dividend totaling ¥120.00 per share, an increase of ¥10.00 per share compared with fiscal year 2010.
     Until our performance returns to a trend of stable expansion, the Company will not declare numerical targets such as a targeted dividend payout ratio.
Instead, the Company will take a more comprehensive approach taking into consideration, such factors as our outlook for medium-term profits, planned future investments and free cash flow as the Company works to provide a stable return and actively return profits to shareholders.
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

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2006 Year	¥6,780	¥4,567	1,783.72	1,439.00	¥17,563.37	¥14,045.53
2007 Year	7,450	5,190	1,823.89	1,417.47	18,300.39	14,669.85
2008 Year	5,820	2,215	1,461.31	721.53	15,156.66	6,994.90
2009 1(st) quarter	3,370	2,115	896.21	698.46	9,325.35	7,021.28
2(nd) quarter	3,460	2,780	954.08	778.21	10,170.82	8,084.62
3(rd) quarter	3,750	2,900	987.27	852.11	10,767.00	9,050.33
4(th) quarter	4,070	3,180	920.54	809.24	10,707.51	9,076.41
2009 Year	4,070	2,115	987.27	698.46	10,767.00	7,021.28
2010 1(st) quarter	4,400	3,425	984.06	876.77	11,147.62	9,867.39
2(nd) quarter	4,520	3,260	1,001.77	835.91	11,408.17	9,347.07
3(rd) quarter	3,995	3,205	874.25	800.69	9,807.36	8,796.45
4(th) quarter	4,335	3,590	909.67	799.64	10,394.22	9,123.62
2010 Year	4,520	3,205	1,001.77	799.64	11,408.17	8,796.45

	TSE		TOPIX		Nikkei Stock Average
	(Canon Inc.)		(Reference data)		(Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2010 July	¥3,815	¥3,205	874.25	822.02	¥9,807.36	¥9,091.70
August	3,875	3,385	864.25	803.78	9,750.88	8,807.41
September	3,995	3,405	858.77	800.69	9,704.25	8,796.45
October	3,995	3,590	850.13	803.54	9,716.92	9,179.15
November	4,075	3,640	878.64	799.64	10,157.97	9,123.62
December	4,335	3,910	909.67	858.87	10,394.22	9,918.55
2011 January	4,280	3,970	939.70	904.25	10,620.57	10,182.57
February	4,130	3,860	976.28	910.82	10,891.60	10,245.75
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

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2006 Year	$57.320	$39.630
2007 Year	60.160	45.680
2008 Year	54.990	24.040
2009 1(st) quarter	35.250	21.230
2(nd) quarter	35.120	28.890
3(rd) quarter	41.250	31.240
4(th) quarter	43.950	36.630
2009 Year	43.950	21.230
2010 1(st) quarter	46.810	38.870
2(nd) quarter	47.540	37.110
3(rd) quarter	47.290	36.800
4(th) quarter	52.150	44.900
2010 Year	52.150	36.800

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2010 July	$43.800	$36.800
August	44.510	40.140
September	47.290	41.220
October	48.060	44.900
November	48.820	45.260
December	52.150	47.580
2011 January	52.300	48.540
February	49.350	46.600
Note: Canon made a three-for-two stock split on July 1, 2006. The information above has been adjusted to reflect the stock split.
     The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 1 Chase Manhattan Plaza, Floor 58, New York, N.Y. 10005-1401, U.S.A.
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
     The Corporation Law of Japan provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. The Company’s Regulations of the Board of Directors incorporate this requirement.
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
General
     The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2010. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
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
     Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a shareholders’ meeting must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of shareholders’ meeting, grant a right to its shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.
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
Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares
     A holder of shares representing less than one unit may at any time require the Company to purchase its shares through the account management institutions and JASDEC; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell. These shares will be purchased at (a) the closing price of the shares reported by the TSE on the day when the request to purchase is made or (b) if no sale takes place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter.
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
Share Registrar
     Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust”) is the share registrar for the Company’s shares. Mizuho Trust’s office is located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo, Japan. Under the clearing system, Mizuho Trust maintains the Company’s register of shareholders and records transfers of record ownership upon the Company’s receipt of necessary information from JASDEC and other information in the register of shareholders, as described under “Record Date” below.
Record Date
     The close of business on December 31 is the record date for the Company’s year-end dividends, if paid. June 30 is the record date for interim dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of December 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on December 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.
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
     In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor (if there are other foreign investors with whom the foreign investor has a special relationship, the shares held by such other foreign investors will be included in the number) would become 10% or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company within fifteen days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such acquisition.
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

     E. Taxation
1. Taxation in Japan
     Generally, a non-resident of Japan or non-Japanese corporation (a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. Due to the 2001 Japanese tax legislation, a conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is no longer treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).
     Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Japan’s income tax treaties with Australia, France and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax (“Temporary Rate”) applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is currently 7%, which is applicable until December 31, 2011 (the applicable period of the Temporary Rate has been extended pursuant to 2009 Japanese tax legislation). Taking this Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate, in general, except for dividends paid to any individual holder who holds 5% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2011 for most holders of shares or ADSs who are U.S. residents or corporations, no treaty application is required to be filed. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.
2. Taxation in the United States
     The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of Canon shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion applies only if a U.S. holder holds Canon shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Canon shares or ADSs as part of a hedge, straddle, conversion, other integrated transaction or other similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities;

•	persons holding Canon shares or ADSs that own or are deemed to own 10% or more of any class of Canon stock;

•	persons who acquired Canon shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with trade or business conducted outside of the United States.
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
     As used herein, a “U.S. holder” is a beneficial owner of Canon shares or ADSs who is eligible for the benefits of the Treaty and is, for U.S. federal tax purposes:
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

     The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”), or intermediaries in the chain of ownership between holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.
     This discussion assumes that Canon was not a passive foreign investment company for 2010, as described below.
Taxation of Distributions
     Distributions paid on Canon shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of Canon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because Canon does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by Canon or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. holder, in the case of Canon shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of receipt.
     Japanese income taxes withheld from cash dividends on Canon shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing foreign tax credits are complex, and a U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances.
Sale and Other Disposition of Canon Shares or ADSs
     For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of Canon shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if such holder held the Canon shares or ADSs for more than one year. The amount of a U.S. holder’s gain or loss will be equal to the difference between the U.S. dollar amount realized on the disposition and the U.S. holder’s U.S. dollar tax basis in the Canon shares or ADSs that were disposed of. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.
Passive Foreign Investment Company Rules
     Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2010 fiscal year. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
     If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition of Canon shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before Canon became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of Canon shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that may mitigate the adverse tax consequences resulting from PFIC status.
     In addition, if Canon were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.
Information Reporting and Backup Withholding
     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
     Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
     For taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Canon shares or ADSs.
     F. Dividends and paying agents
     Not applicable.
     G. Statement by experts
     Not applicable.

     H. Documents on display
     Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to requirements information disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, with the Securities Exchange Commission and the NYSE. These reports may be inspected at the following sites.
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
     Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2010 and 2009.
     Available-for-sale securities

	2010		2009
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥1,001	¥1,001	¥222	¥222
Due after one year through five years	952	972	3,274	3,568
Due after five years through ten years	2,026	1,981	623	573
Equity securities	18,288	23,402	11,932	17,726

	¥22,267	¥27,356	¥16,051	¥22,089

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
     The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2010. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2011.

	U.S.$	Euro	Others	Total
	(Millions of yen)

Forwards to sell foreign currencies:
Contract amounts	¥254,676	¥178,962	¥32,723	¥466,361
Estimated fair value	4,963	6,134	(282)	10,815
Forwards to buy foreign currencies:
Contract amounts	¥21,944	¥24,414	¥2,328	¥48,686
Estimated fair value	(106)	(55)	383	222
     All of Canon’s long-term debt is fixed rate debt. Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 9 of the Notes to Consolidated Financial Statements.
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
     The amount of the hedging ineffectiveness was not material for the years ended December 31, 2010, 2009 and 2008. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥302 million, ¥462 million and ¥3,701 million for the years ended December 31, 2010, 2009 and 2008, respectively.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
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
     Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).
     Based on its assessment, management concluded that, as of December 31, 2010, Canon’s internal control over financial reporting was effective based on the COSO criteria.
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

Item 16A. Audit Committee Financial Expert
     Canon’s Board of Corporate Auditors has determined that Shunji Onda and Kazunori Watanabe each qualify as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Onda began his career at Canon in 1972, and since that time has worked in the field of finance and accounting for more than thirty years. From 2006 to 2007, Mr. Onda served as a Deputy Group Executive of Finance & Accounting HQ, the division responsible for Canon’s consolidated reporting. Mr. Watanabe registered as a Certified Public Accountant in Japan in 1978, and since that time has worked in the field of audit as independent auditor of several companies such as electric industry areas for more than thirty years. Mr. Onda and Mr. Watanabe were elected as one of Canon’s corporate auditors at an ordinary general meeting of shareholders held in March 2010. Mr. Onda and Mr. Watanabe met the independence requirements imposed on corporate auditors as set forth by Japanese legal provisions.
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
Item 16C. Principal Accountant Fees and Services
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     Canon’s board of corporate auditors consisting of five members, including three outside auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The board of corporate auditors has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services. These policies and procedures govern the board of corporate auditors’ review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services.” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.
     The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
•	All services provided to Canon necessary to perform an annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥10,000,000 per single engagement must be pre-approved by the majority of board of corporate auditors.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the board of corporate auditors, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by this means must be reported to the board of corporate auditors at its next regularly scheduled meeting.

•	For services that are not covered by the above two means of pre-approval, the board of corporate auditors has delegated pre-approval authority to any of the standing corporate auditors of the board. Any engagement of an Independent Registered Public Accounting Firm pre-approved by one of the standing corporate auditors is required to be reported to the board of corporate auditors at its next regularly scheduled meeting.
     Additional services may be pre-approved by the board of corporate auditors on an individual basis.
     No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Fees and Services
     The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended	Year ended
	December 31, 2010	December 31, 2009
	(Millions of yen)
Audit fees	¥2,291	¥2,031
Audit-related fees	80	37
Tax fees	89	14
All other fees	305	6

Total	¥2,765	¥2,088

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

All other fees include fees billed primarily for services rendered with respect to advisory and learning services.
Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2010 and 2009.
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

Period	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number of
	Shares Purchased	Paid per Share	Shares Purchased as	Shares that May
			Part of Publicly	Yet Be Purchased
			Announced Plans or	Under the Plans or
2010	(Shares)	(Yen)	Programs	Programs
January 1 - January 31	1,240	3,902	—	—
February 1 - February 28	711	3,610	—	—
March 1 - March 31	1,541	3,967	—	—
April 1 - April 30	1,785	4,377	—	—
May 1 - May 31	1,160,603	4,327	1,158,265	—
June 1 - June 30	48,341	4,319	47,600	—
July 1 - July 31	1,527	3,367	—	—
August 1 - August 31	873	3,672	—	—
September 1- September 30	7,392,729	3,771	7,391,900	—
October 1 - October 31	5,761,776	3,842	5,759,452	—
November 1 - November 30	1,638,089	3,756	1,636,064	—
December 1 - December 31	2,848	4,131	—	—
Notes:

(1)	A resolution approved at the meeting of our board of directors held on February 8, 2010, authorized a share exchange under which the Company would make Canon Finetech Inc. its wholly owned subsidiary. The share exchange became effective on May 1, 2010. The company purchased shares upon appraisal remedy pursuant to Article 155 of the Corporation Law of Japan.

(2)	A resolution approved at the meeting of our board of directors held on June 28, 2010, authorized a share exchange under which the Company would make Canon Machinery Inc. its wholly owned subsidiary. The share exchange became effective on October 1, 2010. The company purchased shares upon appraisal remedy pursuant to Article 155 of the Corporation Law of Japan.

(3)	A resolution approved at the meeting of our board of directors held on June 28, 2010, authorized a share exchange under which the Company would make Tokki Corporation its wholly owned subsidiary. The share exchange became effective on October 1, 2010. The company purchased shares upon appraisal remedy pursuant to Article 155 of the Corporation Law of Japan.

(4)	A resolution approved at the meeting of our board of directors held on September 9, 2010 authorized the Company to acquire to up to 15 million shares with an aggregate purchase price of ¥50 billion during the period from September 10, 2010 through November 12, 2010.

(5)	The Company has completed all of its share repurchase plans or programs listed above by December 31, 2010.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2010, the Company purchased 18,782 shares for a total purchase price of 73,422,570 yen upon requests from holders of shares consisting less than one full unit.
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

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
March 30, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Canon Inc.
We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 30, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
March 30, 2011

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2010	2009
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥840,579	¥795,034
Short-term investments (Note 2)	96,815	19,089
Trade receivables, net (Note 3)	557,504	556,572
Inventories (Note 4)	384,777	373,241
Prepaid expenses and other current assets (Notes 6,12 and 18)	250,754	273,843

Total current assets	2,130,429	2,017,779
Noncurrent receivables (Note 19)	16,771	14,936
Investments (Note 2)	81,529	114,066
Property, plant and equipment, net (Notes 5 and 6)	1,201,968	1,269,785
Intangible assets, net (Note 8)	153,021	117,396
Other assets (Notes 6, 8, 11 and 12)	400,102	313,595

Total assets	¥3,983,820	¥3,847,557

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥7,200	¥4,869
Trade payables (Note 10)	383,251	339,113
Accrued income taxes (Note 12)	72,482	50,105
Accrued expenses (Notes 11 and 19)	299,710	274,300
Other current liabilities (Notes 5 ,12 and 18)	134,298	115,303

Total current liabilities	896,941	783,690
Long-term debt, excluding current installments (Note 9)	4,131	4,912
Accrued pension and severance cost (Note 11)	197,609	115,904
Other noncurrent liabilities (Note 12)	75,502	63,651

Total liabilities	1,174,183	968,157

Commitments and contingent liabilities (Note 19)

Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2010 and in 2009 (Note 13)	174,762	174,762
Additional paid-in capital (Note 13)	400,425	404,293
Legal reserve (Note 14)	57,930	54,687
Retained earnings (Note 14)	2,965,237	2,871,437
Accumulated other comprehensive income (loss)(Note 15)	(390,459)	(260,818)
Treasury stock, at cost; 105,295,975 shares in 2010 and 99,288,001 shares in 2009	(562,113)	(556,252)

Total Canon Inc. stockholders’ equity	2,645,782	2,688,109
Noncontrolling interests	163,855	191,291

Total equity	2,809,637	2,879,400

Total liabilities and equity	¥3,983,820	¥3,847,557

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2010	2009	2008
	(Millions of yen)
Net sales	¥3,706,901	¥3,209,201	¥4,094,161
Cost of sales (Notes 5, 8, 11 and 19)	1,923,813	1,781,808	2,156,153

Gross profit	1,783,088	1,427,393	1,938,008

Operating expenses (Notes 1, 5, 8, 11, 16 and 19):
Selling, general and administrative expenses	1,079,719	905,738	1,067,909
Research and development expenses	315,817	304,600	374,025

	1,395,536	1,210,338	1,441,934

Operating profit	387,552	217,055	496,074

Other income (deductions):
Interest and dividend income	6,022	5,202	19,442
Interest expense	(1,931)	(336)	(837)
Other, net (Notes 1, 2, 18 and 21)	1,220	(2,566)	(33,532)

	5,311	2,300	(14,927)

Income before income taxes	392,863	219,355	481,147

Income taxes (Note 12)	140,160	84,122	160,788

Consolidated net income	252,703	135,233	320,359
Less: Net income attributable to noncontrolling interests	6,100	3,586	11,211

Net income attributable to Canon Inc.	¥246,603	¥131,647	¥309,148

	(Yen)

Net income attributable to Canon Inc. stockholders per share (Note 17):
Basic	¥199.71	¥106.64	¥246.21
Diluted	199.70	106.64	246.20
Cash dividends per share	120.00	110.00	110.00
See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Equity

					Accumulated		Total
		Additional			other		Canon Inc.	Non-
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’	controlling	Total
	stock	capital	reserve	earnings	income (loss)	stock	equity	interests	equity
	(Millions of yen)
Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336	¥222,870	¥3,145,206
Conversion of convertible debt	64	63					127		127
Equity transactions with noncontrolling interests and other		761					761	(26,218)	(25,457)
Dividends paid to Canon Inc. stockholders				(145,024)			(145,024)		(145,024)
Dividends paid to noncontrolling interests								(5,123)	(5,123)
Transfer to legal reserve			7,689	(7,689)			—		—
Comprehensive income (loss):
Net income				309,148			309,148	11,211	320,359
Other comprehensive income (loss), net of tax (Note 15):
Foreign currency translation adjustments					(258,764)		(258,764)	(1,911)	(260,675)
Net unrealized gains and losses on securities					(5,152)		(5,152)	(690)	(5,842)
Net gains and losses on derivative instruments					2,342		2,342	—	2,342
Pension liability adjustments					(65,916)		(65,916)	(8,949)	(74,865)

Total comprehensive income (loss)							(18,342)	(339)	(18,681)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)		(100,066)

Balance at December 31, 2008	174,762	403,790	53,706	2,876,576	(292,820)	(556,222)	2,659,792	191,190	2,850,982

Equity transactions with noncontrolling interests and other		503					503	(1,376)	(873)
Dividends paid to Canon Inc. stockholders				(135,793)			(135,793)		(135,793)
Dividends paid to noncontrolling interests								(3,326)	(3,326)
Transfer to legal reserve			981	(981)			—		—
Comprehensive income:
Net income				131,647			131,647	3,586	135,233
Other comprehensive income (loss), net of tax (Note 15):
Foreign currency translation adjustments					33,340		33,340	30	33,370
Net unrealized gains and losses on securities					2,150		2,150	67	2,217
Net gains and losses on derivative instruments					(1,422)		(1,422)	(1)	(1,423)
Pension liability adjustments					(2,066)		(2,066)	1,121	(945)

Total comprehensive income							163,649	4,803	168,452

Repurchase of treasury stock, net				(12)		(30)	(42)		(42)

Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

					Accumulated		Total
		Additional			other		Canon Inc.	Non-
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’	controlling	Total
	stock	capital	reserve	earnings	income (loss)	stock	equity	interests	equity

	(Millions of yen)
Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400
Acquisition of subsidiaries								19,168	19,168
Equity transactions with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)		(136,103)
Dividends paid to noncontrolling interests								(2,827)	(2,827)
Transfer to legal reserve			3,243	(3,243)			—		—
Comprehensive income(loss):
Net income				246,603			246,603	6,100	252,703
Other comprehensive income (loss), net of tax (Note 15):
Foreign currency translation adjustments					(122,667)		(122,667)	(4,251)	(126,918)
Net unrealized gains and losses on securities					(222)		(222)	76	(146)
Net gains and losses on derivative instruments					833		833	(66)	767
Pension liability adjustments					(6,905)		(6,905)	(2,422)	(9,327)

Total comprehensive income(loss)							117,642	(563)	117,079

Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)		(61,196)

Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2010	2009	2008
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥252,703	¥135,233	¥320,359
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	276,193	315,393	341,337
Loss on disposal of property, plant and equipment	21,120	8,215	11,811
Impairment loss of fixed assets (Note 5)	1,288	15,466	13,503
Impairment loss of investments	23,330	2,398	10,568
Equity in (earnings) losses of affiliated companies	(10,471)	12,649	20,047
Deferred income taxes	29,381	20,712	(32,497)
(Increase) decrease in trade receivables	(6,671)	48,244	83,521
(Increase) decrease in inventories	(17,532)	143,580	49,547
Increase (decrease) in trade payables	115,726	(76,843)	(36,719)
Increase (decrease) in accrued income taxes	25,228	(21,023)	(77,340)
Increase (decrease) in accrued expenses	77	(9,827)	(30,694)
Increase (decrease) in accrued (prepaid) pension and severance cost	4,147	4,765	(12,128)
Other, net	29,894	12,273	(44,631)

Net cash provided by operating activities	744,413	611,235	616,684

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(199,152)	(327,983)	(428,168)
Proceeds from sale of fixed assets (Note 5)	3,303	8,893	7,453
Purchases of available-for-sale securities	(10,891)	(3,253)	(7,307)
Proceeds from sale and maturity of available-for-sale securities	3,910	2,460	4,320
Proceeds from maturity of held-to-maturity securities	—	—	10,000
(Increase) decrease in time deposits, net	(80,904)	(11,345)	2,892
Acquisitions of subsidiaries, net of cash acquired	(55,686)	(2,979)	(5,999)
Purchases of other investments	(1,955)	(37,981)	(45,473)
Other, net	(758)	1,944	(10,198)

Net cash used in investing activities	(342,133)	(370,244)	(472,480)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,902	3,361	6,841
Repayments of long-term debt	(5,739)	(6,282)	(15,397)
Decrease in short-term loans, net	(74,933)	(280)	(2,643)
Dividends paid	(136,103)	(135,793)	(145,024)
Repurchases of treasury stock, net	(61,196)	(42)	(100,066)
Other, net	(7,828)	(3,343)	(21,276)

Net cash used in financing activities	(279,897)	(142,379)	(277,565)

Effect of exchange rate changes on cash and cash equivalents	(76,838)	17,226	(131,906)

Net change in cash and cash equivalents	45,545	115,838	(265,267)
Cash and cash equivalents at beginning of year	795,034	679,196	944,463

Cash and cash equivalents at end of year	¥840,579	¥795,034	¥679,196

Supplemental disclosure for cash flow information (Note 22):
Cash paid during the year for:
Interest	¥1,924	¥384	¥901
Income taxes	80,212	82,906	263,392
See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1.	Basis of Presentation and Significant Accounting Policies
(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, consumer products and industry and other products. Office products consist mainly of network digital multifunction devices (“MFDs”), copying machines, laser printers, large format inkjet printers and digital production printers. Consumer products consist mainly of digital single-lens reflex (“SLR”) cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripherals, single function inkjet printers, image scanners and broadcasting equipment. Industry and other products consist mainly of semiconductor lithography equipment, lithography equipment for liquid crystal display (“LCD”) panels, and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2010, 2009 and 2008 were distributed as follows: the Office Business Unit 54%, 51% and 55%, the Consumer Business Unit 38%, 41% and 35%, the Industry and Others Business Unit 12%, 11% and 13%, and elimination between segments 4%, 3% and 3%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 23.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Approximately 81%, 78% and 79% of consolidated net sales for the years ended December 31, 2010, 2009 and 2008 were generated outside Japan, with 28%, 28% and 28% in the Americas, 32%, 31% and 33% in Europe, and 21%, 19% and 18% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 20%, 20% and 23% of consolidated net sales for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 26 plants in Japan and 19 overseas plants which are located in countries or regions such as the United States, Germany, France, Netherlands, Taiwan, China, Malaysia, Thailand and Vietnam.
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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit obligations. Actual results could differ materially from those estimates.
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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net gains of ¥3,089 million and ¥1,842 million for the years ended December 31, 2010 and 2009, respectively, and was a net loss of ¥11,212 million for the year ended December 31, 2008.
(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥249,907 million and ¥184,856 million at December 31, 2010 and 2009, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥1,000 million and ¥999 million at December 31, 2010 and 2009, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

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

Realized gains and losses are determined by the average cost method and reflected in earnings.

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

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.
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

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful life of 3 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.
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

Revenue from sales of optical equipment, such as semiconductor lithography equipment and LCD lithography equipment that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥94,794 million, ¥78,009 million and ¥112,810 million for the years ended December 31, 2010, 2009 and 2008, respectively.
(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥56,306 million, ¥45,966 million and ¥62,128 million for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.
(v)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.
(w)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Canon does not expect the adoption of this guidance to have a material impact on Canon’s consolidated financial statements.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted) using the same effective date and the same transition method used to adopt the guidance for revenue recognition under multiple-deliverable arrangements. Canon does not expect the adoption of this guidance to have a material impact on Canon’s consolidated financial statements.
(x)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated statements of cash flows to conform to the current year presentation.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2010 and 2009 were as follows:

	December 31, 2010
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	holding gains	holding losses	value
	(Millions of yen)
Current:
Government bonds	¥1	¥—	¥—	¥1
Corporate bonds	1,000	—	—	1,000

	¥1,001	¥—	¥—	¥1,001

Noncurrent:
Government bonds	¥183	¥—	¥22	¥161
Corporate bonds	1,017	42	65	994
Fund trusts	1,778	20	—	1,798
Equity securities	18,288	5,768	654	23,402

	¥21,266	¥5,830	¥741	¥26,355

	December 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	holding gains	holding losses	value
	(Millions of yen)
Current:
Government bonds	¥222	¥—	¥—	¥222

Noncurrent:
Government bonds	¥225	¥—	¥21	¥204
Corporate bonds	1,397	27	55	1,369
Fund trusts	2,275	300	7	2,568
Equity securities	11,932	7,295	1,501	17,726

	¥15,829	¥7,622	¥1,584	¥21,867

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2.	Investments (continued)
Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at December 31, 2010:

	Cost	Fair value
	(Millions of yen)
Due within one year	¥1,001	¥1,001
Due after one year through five years	952	972
Due after five years through ten years	2,026	1,981

	¥3,979	¥3,954

Gross realized gains were ¥641 million, ¥277 million and ¥116 million for the years ended December 31, 2010, 2009 and 2008, respectively. Gross realized losses, including write-downs for impairments that were other than temporary, were ¥1,961 million, ¥2,482 million and ¥7,868 million for the years ended December 31, 2010, 2009 and 2008, respectively.
At December 31, 2010, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥95,814 million and ¥18,852 million at December 31, 2010 and 2009, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥26,475 million and ¥28,567 million at December 31, 2010 and 2009, respectively. Investments with an aggregate cost of ¥24,053 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Investments in affiliated companies accounted for by the equity method amounted to ¥26,817 million and ¥61,595 million at December 31, 2010 and 2009, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥10,471 million for the year ended December 31, 2010, and losses of ¥12,649 million and ¥20,047 million for the years ended December 31, 2009 and 2008, respectively.
3. Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2010	2009
	(Millions of yen)
Notes	¥15,441	¥13,037
Accounts	556,983	554,878

	572,424	567,915
Less allowance for doubtful receivables	(14,920)	(11,343)

	¥557,504	¥556,572

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
4. Inventories
Inventories are summarized as follows:

	December 31
	2010	2009
	(Millions of yen)
Finished goods	¥232,584	¥228,161
Work in process	116,679	129,824
Raw materials	35,514	15,256

	¥384,777	¥373,241

5. Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2010	2009
	(Millions of yen)
Land	¥266,631	¥258,824
Buildings	1,320,121	1,299,154
Machinery and equipment	1,439,246	1,422,076
Construction in progress	85,673	105,713

	3,111,671	3,085,767
Less accumulated depreciation	(1,909,703)	(1,815,982)

	¥1,201,968	¥1,269,785

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was ¥232,327 million, ¥277,399 million and ¥304,622 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥23,306 million and ¥29,030 million at December 31, 2010 and 2009, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.
As a result of continued sluggish demand in the semiconductor manufacturing industry and diminished profitability of the semiconductor lithography equipment business, Canon recognized impairment losses related primarily to property, plant and equipment of its semiconductor lithography equipment business, which are included in the results of the Industry and Others Business Unit for the year ended December 31, 2009. Long-lived assets with a carrying amount of ¥15,390 million were written down to their fair value of zero, which was estimated using discounted future cash flows expected to be generated over their remaining useful life. The impairment losses were included in selling, general and administrative expenses in the consolidated statement of income.
Canon also recognized impairment losses of ¥11,164 million related primarily to property, plant and equipment of its semiconductor lithography equipment business, which are included in the results of the Industry and Others Business Unit for the year ended December 31, 2008, mainly as a result of declining demand in the semiconductor manufacturing industry. The impairment losses were estimated using discounted cash flows and included in selling, general and administrative expenses in the consolidated statement of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
6. Finance Receivables and Operating Leases
Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2010	2009
	(Millions of yen)
Total minimum lease payments receivable	¥215,925	¥206,267
Unguaranteed residual values	11,120	14,630
Executory costs	(2,063)	(1,973)
Unearned income	(27,891)	(26,994)

	197,091	191,930
Less allowance for doubtful receivables	(7,983)	(9,023)

	189,108	182,907
Less current portion	(71,500)	(65,146)

	¥117,608	¥117,761

The activity in the allowance for credit losses is as follows:

Year ended December 31, 2010
(Millions of yen)
Balance at beginning of year	¥9,023
Charge-offs	(3,103)
Provision	1,995
Other	68

Balance at end of year	¥7,983

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2010 are not significant.
The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2010 and 2009 was ¥63,239 million and ¥53,807 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2010 and 2009 was ¥43,829 million and ¥39,992 million, respectively.
The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2010.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2011	¥84,049	¥11,581
2012	60,245	6,449
2013	39,883	3,365
2014	21,143	1,456
2015	9,945	532
Thereafter	660	163

	¥215,925	¥23,546

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7. Acquisitions
In March 2010, Canon acquired 45.2% of the total outstanding shares of Océ N.V. (“Océ”), which is listed on NYSE Euronext Amsterdam, principally through a fully self-funded public cash tender offer for consideration of ¥ 50,374 million, in addition to the 22.9% interest Canon held before the public cash tender offer. In addition, Canon acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥ 8,027 million. As a result, Canon’s aggregate interest represents 87.2% of the total outstanding shares of Océ. The fair value of the 12.8% noncontrolling interest in Océ of ¥ 18,245 million was measured based on the quoted price of Océ’s common stock on the acquisition date.
The acquisition was accounted for using the acquisition method. Prior to the March 2010 acquisition date, Canon accounted for its 22.9% interest in Océ using the equity method. The acquisition-date fair value of the previous equity interest of ¥ 25,508 million was remeasured using the quoted price of Océ’s common stock on the acquisition date and included in the measurement of the total acquisition consideration. In connection with the acquisition, Canon repaid ¥ 55,378 million of Océ’s existing bank debt and ¥ 22,936 million of Océ’s existing United States Private Placement notes, which are included in decrease in short-term loans in the consolidated statement of cash flows.
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
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

(Millions of yen)
Current assets	¥122,248

Property, plant and equipment	51,156
Intangible assets	56,297
Goodwill	77,253
Other noncurrent assets	42,658

Non-current assets	227,364

Total acquired assets	349,612

Total assumed liabilities	247,458

Net assets acquired	¥102,154

Intangible assets acquired, which are subject to amortization, consist of customer relationships of ¥ 32,747 million, patented technologies of ¥ 11,316 million, and other intangible assets of ¥ 12,234 million. Canon has estimated the amortization period for the customer relationships and patented technologies to be 5 years and 3 years, respectively. The weighted average amortization period for all intangible assets is approximately 4.4 years.
Goodwill recognized, which is assigned to the Office Business Unit for impairment testing, is attributable primarily to expected synergies from combining operations of Océ and Canon. None of the goodwill is expected to be deductible for income tax purposes.
The amount of net sales of Océ included in Canon’s consolidated statement of income from the acquisition date for the year ended December 31, 2010 was ¥ 246,518 million.
The unaudited pro forma net sales as if Océ had been included in Canon’s consolidated statements of income from the beginning of the years ended December 31, 2010 and 2009 were ¥ 3,772,425 million and ¥ 3,554,316 million, respectively. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.
Canon acquired businesses other than those described above during the years ended December 31, 2010, 2009, and 2008 that were not material to its consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
8. Goodwill and Other Intangible Assets
Intangible assets developed or acquired during the year ended December 31, 2010 totaled ¥94,474 million, which are subject to amortization and primarily consist of software of ¥34,441 million, which is mainly for internal use, in addition to those recorded from acquired businesses. The weighted average amortization period for software and intangible assets in total is approximately 4 years and 4 years, respectively.
The components of intangible assets subject to amortization at December 31, 2010 and 2009 were as follows:

	December 31, 2010		December 31, 2009
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
		(Millions of yen)
Software	¥200,245	¥109,200	¥198,276	¥114,410
Customer relationships	37,637	12,107	8,585	2,245
Patented technologies	25,425	9,377	11,648	2,878
License fees	22,108	14,436	23,889	13,546
Other	16,686	4,641	10,377	3,135

	¥302,101	¥149,761	¥252,775	¥136,214

Aggregate amortization expense for the years ended December 31, 2010, 2009 and 2008 was ¥43,866 million, ¥37,994 million and ¥36,715 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥46,572 million in 2011, ¥36,765 million in 2012, ¥25,030 million in 2013, ¥16,559 million in 2014, and ¥7,190 million in 2015.
Intangible assets not subject to amortization other than goodwill at December 31, 2010 and 2009 were not significant.
For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.
The changes in the carrying amount of goodwill by segment, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2010 and 2009 were as follows:

	Year ended December 31, 2010
			Industry and
	Office	Consumer	Others	Total
		(Millions of yen)
Balance at beginning of year	¥39,845	¥13,303	¥2,723	¥55,871
Goodwill acquired during the year	79,156	—	3,719	82,875
Translation adjustments and other	(11,700)	(917)	(940)	(13,557)

Balance at end of year	¥107,301	¥12,386	¥5,502	¥125,189

	Year ended December 31, 2009
			Industry and
	Office	Consumer	Others	Total
		(Millions of yen)
Balance at beginning of year	¥36,966	¥13,279	¥509	¥50,754
Goodwill acquired during the year	2,462	—	2,343	4,805
Translation adjustments and other	417	24	(129)	312

Balance at end of year	¥39,845	¥13,303	¥2,723	¥55,871

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2010 were ¥2,071 million. The weighted average interest rate on short-term loans outstanding at December 31, 2010 was 1.46%.
Long-term debt consisted of the following:

	December 31
	2010	2009
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2020; bearing weighted average interest of 1.83% and 0.30% at December 31, 2010 and 2009, respectively	¥1,013	¥20
Capital lease obligations	8,247	9,761

	9,260	9,781
Less current portion	(5,129)	(4,869)

	¥4,131	¥4,912

The aggregate annual maturities of long-term debt outstanding at December 31, 2010 were as follows:

(Millions of yen)
Year ending December 31:
2011	¥5,129
2012	1,799
2013	1,062
2014	833
2015	322
Thereafter	115

¥9,260

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
10. Trade Payables
Trade payables are summarized as follows:

	December 31
	2010	2009
	(Millions of yen)
Notes	¥13,676	¥7,608
Accounts	369,575	331,505

	¥383,251	¥339,113

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
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2010, 2009 and 2008 were ¥11,780 million, ¥9,148 million and ¥10,840 million, respectively.
Obligations and funded status
Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥551,320	¥521,985	¥94,170	¥78,468
Service cost	23,331	21,759	5,660	2,426
Interest cost	12,636	12,535	11,792	4,251
Plan participants’ contributions	—	—	2,460	1,177
Amendments	(423)	(674)	(149)	—
Actuarial (gain) loss	22,290	10,822	(5,946)	3,533
Benefits paid	(15,880)	(15,107)	(7,458)	(1,784)
Acquisition	—	—	198,754	—
Foreign currency exchange rate changes	—	—	(38,153)	6,099

Benefit obligations at end of year	593,274	551,320	261,130	94,170
Change in plan assets:
Fair value of plan assets at beginning of year	457,208	429,870	75,058	62,996
Actual return on plan assets	4,533	26,616	19,307	4,844
Employer contributions	13,283	15,173	8,152	3,059
Plan participants’ contributions	—	—	2,460	1,177
Benefits paid	(14,934)	(14,451)	(7,413)	(1,784)
Acquisition	—	—	128,043	—
Foreign currency exchange rate changes	—	—	(27,772)	4,766

Fair value of plan assets at end of year	460,090	457,208	197,835	75,058

Funded status at end of year	¥(133,184)	¥(94,112)	¥(63,295)	¥(19,112)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Employee Retirement and Severance Benefits (continued)
Obligations and funded status (continued)
Amounts recognized in the consolidated balance sheets at December 31, 2010 and 2009 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
	(Millions of yen)
Other assets	¥345	¥707	¥1,318	¥2,069
Accrued expenses	—	—	(533)	(96)
Accrued pension and severance cost	(133,529)	(94,819)	(64,080)	(21,085)

	¥(133,184)	¥(94,112)	¥(63,295)	¥(19,112)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2010 and 2009 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
	(Millions of yen)
Actuarial loss	¥257,625	¥237,822	¥3,538	¥19,411
Prior service credit	(142,473)	(155,928)	(486)	(670)
Net transition obligation	722	1,444	—	—

	¥115,874	¥83,338	¥3,052	¥18,741

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
	(Millions of yen)
Accumulated benefit obligation	¥565,406	¥522,582	¥216,239	¥80,361

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

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥589,391	¥545,466	¥258,326	¥94,123
Fair value of plan assets	455,862	450,647	193,713	72,942

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥559,468	¥509,638	¥144,225	¥80,314
Fair value of plan assets	453,342	442,756	122,590	72,942
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2010, 2009 and 2008 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2010	2009	2008	2010	2009	2008
	(Millions of yen)
Service cost	¥23,331	¥21,759	¥20,786	¥5,660	¥2,426	¥3,141
Interest cost	12,636	12,535	12,253	11,792	4,251	4,991
Expected return on plan assets	(16,591)	(15,808)	(19,721)	(10,540)	(4,211)	(5,519)
Amortization of net transition obligation	722	722	722	—	—	—
Amortization of prior service credit	(13,878)	(13,650)	(13,373)	(116)	(98)	(271)
Amortization of actuarial loss	14,545	13,923	7,068	1,050	1,014	898

	¥20,765	¥19,481	¥7,735	¥7,846	¥3,382	¥3,240

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Employee Retirement and Severance Benefits (continued)
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) (continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are summarized as follows:

	Japanese plans		Foreign plans
	Years ended December 31		Years ended December 31
	2010	2009	2010	2009
	(Millions of yen)
Current year actuarial (gain) loss	¥34,348	¥14	¥(14,713)	¥2,900
Amortization of actuarial loss	(14,545)	(13,923)	(1,050)	(1,014)
Prior service credit due to amendments	(423)	(674)	(149)	—
Amortization of prior service credit	13,878	13,650	116	98
Amortization of net transition obligation	(722)	(722)	—	—

	¥32,536	¥(1,655)	¥(15,796)	¥1,984

The estimated net transition obligation, prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Net transition obligation	¥722	¥—
Prior service credit	(13,574)	(132)
Actuarial loss	14,562	500
Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2010	2009	2010	2009
Discount rate	2.1%	2.3%	4.9%	5.2%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.9%	3.5%
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2010	2009	2008	2010	2009	2008
Discount rate	2.3%	2.4%	2.5%	4.9%	5.3%	5.1%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.9%	2.8%	3.1%	3.1%
Expected long-term rate of return on plan assets	3.6%	3.7%	3.7%	6.1%	6.2%	6.5%
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
Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. However, Canon’s model portfolio for foreign plans has been developed as follows: approximately 40% is invested in equity securities, approximately 55% is invested in debt securities, and approximately 5% is invested in other investment vehicles, primarily consisting of investments in real estate assets.
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
The three levels of input used to measure fair value are more fully described in Note 21.
The fair values of Canon’s pension plan assets at December 31, 2010 and 2009, by asset category, are as follows:

	December 31, 2010
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥50,177	¥—	¥—	¥50,177	¥—	¥—	¥—	¥—
Foreign companies	5,352	—	—	5,352	3,474	—	—	3,474
Pooled funds (b)	—	90,597	—	90,597	—	80,666	—	80,666
Debt securities:
Government bonds (c)	9,687	—	—	9,687	2,074	—	—	2,074
Municipal bonds	—	323	—	323	—	—	—	—
Corporate bonds	—	6,518	—	6,518	—	—	—	—
Pooled funds (d)	—	194,286	—	194,286	—	104,650	—	104,650
Mortgage backed securities (and other asset backed securities)	—	1,980	—	1,980	—	232	—	232
Life insurance company general accounts	—	91,610	—	91,610	—	—	—	—
Other assets	—	8,521	1,039	9,560	—	6,739	—	6,739

	¥65,216	¥393,835	¥1,039	¥460,090	¥5,548	¥192,287	¥—	¥197,835

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

	December 31, 2009
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥48,844	¥—	¥—	¥48,844	¥—	¥—	¥—	¥—
Foreign companies	5,444	—	—	5,444	3,898	—	—	3,898
Pooled funds (f)	—	85,353	—	85,353	—	47,290	—	47,290
Debt securities:
Government bonds (g)	14,803	—	—	14,803	1,581	—	—	1,581
Municipal bonds	—	879	—	879	—	—	—	—
Corporate bonds	—	7,665	—	7,665	—	6,673	—	6,673
Pooled funds (h)	—	189,870	—	189,870	—	9,343	—	9,343
Mortgage backed securities (and other asset backed securities)	—	943	—	943	—	256	—	256
Life insurance company general accounts	—	94,269	—	94,269	—	—	—	—
Other assets	—	8,367	771	9,138	—	6,017	—	6,017

	¥69,091	¥387,346	¥771	¥457,208	¥5,479	¥69,579	¥—	¥75,058

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,044 million at December 31, 2010.

(b)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.

(c)	This class includes approximately 50% Japanese government bonds and 50% foreign government bonds.

(d)	These funds invest in approximately 60% Japanese government bonds, 20% foreign government bonds, 10% Japanese municipal bonds, and 10% corporate bonds for Japanese plans. These funds invest in approximately 40% foreign government bonds and 60% corporate bonds for foreign plans.

(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥950 million at December 31, 2009.

(f)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.

(g)	This class includes approximately 80% Japanese government bonds and 20% foreign government bonds.

(h)	These funds invest in approximately 55% Japanese government bonds, 25% foreign government bonds, 10% Japanese municipal bonds, and 10% corporate bonds.
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
The fair value of Level 3 assets, consisting of hedge funds, was ¥1,039 million and ¥771 million at December 31, 2010 and 2009, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2010 and 2009 were not significant.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11. Employee Retirement and Severance Benefits (continued)
Contributions
Canon expects to contribute ¥22,055 million to its Japanese defined benefit pension plans and ¥8,016 million to its foreign defined benefit pension plans for the year ending December 31, 2011.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)
Year ending December 31:
2011	¥14,442	¥9,199
2012	15,397	9,420
2013	16,779	9,801
2014	17,692	10,045
2015	19,552	10,483
2016 – 2020	123,422	61,020

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2010
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥302,965	¥89,898	¥392,863

Income taxes:
Current	¥78,359	¥32,420	¥110,779
Deferred	35,496	(6,115)	29,381

	¥113,855	¥26,305	¥140,160

	Year ended December 31, 2009
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥130,857	¥88,498	¥219,355

Income taxes:
Current	¥45,079	¥18,331	¥63,410
Deferred	15,415	5,297	20,712

	¥60,494	¥23,628	¥84,122

	Year ended December 31, 2008
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥382,299	¥98,848	¥481,147

Income taxes:
Current	¥168,428	¥24,857	¥193,285
Deferred	(34,073)	1,576	(32,497)

	¥134,355	¥26,433	¥160,788

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Income Taxes (continued)
The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2010, 2009 and 2008.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2010	2009	2008
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.8	0.9	0.5
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.5)	(5.4)	(2.6)
Tax credit for research and development expenses	(5.1)	(2.8)	(4.6)
Change in valuation allowance	2.8	5.4	0.1
Other	0.7	0.2	0.0

Effective income tax rate	35.7%	38.3%	33.4%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2010	2009
	(Millions of yen)
Prepaid expenses and other current assets	¥69,197	¥94,798
Other assets	136,727	117,263
Other current liabilities	(2,149)	(2,018)
Other noncurrent liabilities	(47,827)	(36,278)

	¥155,948	¥173,765

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	December 31
	2010	2009
	(Millions of yen)
Deferred tax assets:
Inventories	¥23,836	¥24,121
Accrued business tax	6,200	3,861
Accrued pension and severance cost	78,552	52,639
Research and development — costs capitalized for tax purposes	14,740	45,718
Property, plant and equipment	41,737	53,011
Accrued expenses	35,823	29,409
Net operating losses carried forward	28,373	12,305
Other	52,869	44,709

	282,130	265,773
Less valuation allowance	(35,307)	(22,188)

Total deferred tax assets	246,823	243,585
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(8,215)	(8,023)
Net unrealized gains on securities	(2,119)	(2,052)
Tax deductible reserve	(6,038)	(7,797)
Financing lease revenue	(37,353)	(35,505)
Prepaid pension and severance cost	(2,018)	(314)
Other	(35,132)	(16,129)

Total deferred tax liabilities	(90,875)	(69,820)

Net deferred tax assets	¥155,948	¥173,765

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
12. Income Taxes (continued)
The net changes in the total valuation allowance were increases of ¥13,119 million, ¥11,371 million and ¥1,490 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2010.
At December 31, 2010, Canon had net operating losses which can be carried forward for income tax purposes of ¥112,779 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to twenty years as follows:

(Millions of yen)
Within one year	¥511
After one year through five years	9,601
After five years through ten years	47,961
After ten years through twenty years	28,689
Indefinite period	26,017

Total	¥112,779

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥26,406 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2010 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2010, such undistributed earnings of these subsidiaries were ¥816,317 million.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2010	2009	2008
	(Millions of yen)
Balance at beginning of year	¥13,235	¥12,689	¥15,791
Additions for tax positions of the current year	73	—	8,700
Additions for tax positions of prior years	805	1,442	1,354
Reductions for tax positions of prior years	(8,354)	(1,106)	(8,512)
Settlements with tax authorities	(2,471)	—	(1,208)
Additions from acquisitions	4,066	—	—
Other	(1,319)	210	(3,436)

Balance at end of year	¥6,035	¥13,235	¥12,689

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥6,035 million and ¥4,746 million at December 31, 2010 and 2009, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future period. Based on each of the items of which Canon is aware at December 31, 2010, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2010 and 2009, and interest and penalties included in income taxes for the years ended December 31, 2010, 2009 and 2008 are not material.
Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2006. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2003. In other major foreign tax jurisdictions, including the United States and Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2004 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in Japan and for certain years after 2003 in major foreign tax jurisdictions.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13. Common Stock
For the year ended December 31, 2008, the Company issued 127,254 shares of common stock in connection with the conversion of convertible debt. In accordance with the Corporation Law of Japan, conversion into common stock of convertible debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account.
14. Legal Reserve and Retained Earnings
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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2010, 2009 and 2008 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2010 did not reflect current year-end dividends in the amount of ¥79,850 million which were approved by the stockholders in March 2011.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,304,811 million at December 31, 2010.
Retained earnings at December 31, 2010 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥15,133 million.
15. Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2010	2009	2008
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(202,628)	¥(235,968)	¥22,796
Adjustments for the year	(122,984)	33,340	(258,764)

Balance at end of year	(325,612)	(202,628)	(235,968)
Net unrealized gains and losses on securities:
Balance at beginning of year	3,285	1,135	6,287
Adjustments for the year	(265)	2,150	(5,152)

Balance at end of year	3,020	3,285	1,135
Net gains and losses on derivative instruments:
Balance at beginning of year	71	1,493	(849)
Adjustments for the year	846	(1,422)	2,342

Balance at end of year	917	71	1,493
Pension liability adjustments:
Balance at beginning of year	(61,546)	(59,480)	6,436
Adjustments for the year	(7,238)	(2,066)	(65,916)

Balance at end of year	(68,784)	(61,546)	(59,480)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(260,818)	(292,820)	34,670
Adjustments for the year	(129,641)	32,002	(327,490)

Balance at end of year	¥(390,459)	¥(260,818)	¥(292,820)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
15. Other Comprehensive Income (Loss) (continued)
Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2010:
Foreign currency translation adjustments	¥(128,271)	¥1,353	¥(126,918)
Net unrealized gains and losses on securities:
Amount arising during the year	(2,179)	671	(1,508)
Reclassification adjustments for gains and losses realized in net income	1,320	42	1,362

Net change during the year	(859)	713	(146)
Net gains and losses on derivative instruments:
Amount arising during the year	8,409	(3,573)	4,836
Reclassification adjustments for gains and losses realized in net income	(6,990)	2,921	(4,069)

Net change during the year	1,419	(652)	767
Pension liability adjustments:
Amount arising during the year	(19,170)	8,314	(10,856)
Reclassification adjustments for gains and losses realized in net income	2,323	(794)	1,529

Net change during the year	(16,847)	7,520	(9,327)

Other comprehensive income (loss)	¥(144,558)	¥8,934	¥(135,624)

2009:
Foreign currency translation adjustments	¥35,459	¥(2,089)	¥33,370
Net unrealized gains and losses on securities:
Amount arising during the year	2,231	(1,333)	898
Reclassification adjustments for gains and losses realized in net income	2,205	(886)	1,319

Net change during the year	4,436	(2,219)	2,217
Net gains and losses on derivative instruments:
Amount arising during the year	298	(119)	179
Reclassification adjustments for gains and losses realized in net income	(2,670)	1,068	(1,602)

Net change during the year	(2,372)	949	(1,423)
Pension liability adjustments:
Amount arising during the year	(4,115)	1,891	(2,224)
Reclassification adjustments for gains and losses realized in net income	1,911	(632)	1,279

Net change during the year	(2,204)	1,259	(945)

Other comprehensive income (loss)	¥35,319	¥(2,100)	¥33,219

2008:
Foreign currency translation adjustments	¥(266,568)	¥5,893	¥(260,675)
Net unrealized gains and losses on securities:
Amount arising during the year	(17,485)	6,992	(10,493)
Reclassification adjustments for gains and losses realized in net income	7,752	(3,101)	4,651

Net change during the year	(9,733)	3,891	(5,842)
Net gains and losses on derivative instruments:
Amount arising during the year	23,121	(9,248)	13,873
Reclassification adjustments for gains and losses realized in net income	(19,219)	7,688	(11,531)

Net change during the year	3,902	(1,560)	2,342
Pension liability adjustments:
Amount arising during the year	(111,215)	39,233	(71,982)
Reclassification adjustments for gains and losses realized in net income	(4,956)	2,073	(2,883)

Net change during the year	(116,171)	41,306	(74,865)

Other comprehensive income (loss)	¥(388,570)	¥49,530	¥(339,040)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
16. Stock-Based Compensation
On May 1, 2010, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 890,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year contractual term. The grant-date fair value per share of the stock options granted during the year ended December 31, 2010 was ¥988.
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
The compensation cost recognized for these stock options for the years ended December 31, 2010, 2009 and 2008 was ¥643 million, ¥564 million and ¥246 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model that incorporates the assumptions presented below:

	Years ended December 31
	2010	2009	2008

Expected term of option (in years)	4.0	4.0	4.0
Expected volatility	38.00%	40.08%	37.39%
Dividend yield	2.53%	3.51%	2.10%
Risk-free interest rate	0.45%	0.64%	0.95%
A summary of option activity under the stock option plans as of and for the years ended December 31, 2010, 2009 and 2008 is presented below:

			Weighted-average
		Weighted-average	remaining	Aggregate
	Shares	exercise price	contractual term	intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2008	—	¥—
Granted	592,000	5,502
Forfeited	—	—

Outstanding at December 31, 2008	592,000	5,502	3.3	¥—
Granted	954,000	3,287
Forfeited	(34,000)	4,851

Outstanding at December 31, 2009	1,512,000	4,119	3.0	588
Granted	890,000	4,573
Exercised	—	—
Forfeited	(182,000)	3,479

Outstanding at December 31, 2010	2,220,000	¥4,354	2.5	¥722

Exercisable at December 31, 2010	558,000	¥5,502	1.3	¥—

At December 31, 2010, all outstanding option awards were vested or expected to be vested.
A summary of the status of the Company’s nonvested shares at December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

	Year ended December 31, 2010
		Weighted-average
	Shares	grant-date fair value
		(Yen)
Nonvested at January 1,2010	1,512,000	¥905
Granted	890,000	988
Vested	(558,000)	1,247
Forfeited	(182,000)	745

Nonvested at December 31,2010	1,662,000	¥852

At December 31, 2010, there was ¥671 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted- average period of 0.86 year. The total fair value of shares vested during the year ended December 31, 2010 was ¥696 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17. Net Income Attributable to Canon Inc. Stockholders per Share
A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2010	2009	2008
	(Millions of yen)
Net income attributable to Canon Inc.	¥246,603	¥131,647	¥309,148
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	—	—	2

Diluted net income attributable to Canon Inc.	¥246,603	¥131,647	¥309,150

	(Number of shares)
Average common shares outstanding	1,234,817,511	1,234,481,836	1,255,626,490
Effect of dilutive securities:
Stock options	50,603	—	—
1.30% Japanese yen convertible debentures, due 2008	—	—	79,929

Diluted common shares outstanding	1,234,868,114	1,234,481,836	1,255,706,419

	(Yen)
Net income attributable to Canon Inc. stockholders per share:
Basic	¥199.71	¥106.64	¥246.21
Diluted	199.70	106.64	246.20

The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2009 and 2008 excludes outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income attributable to Canon Inc. stockholders per share for the year ended December 31, 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

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
Contract amounts of foreign exchange contracts as of December 31, 2010 and 2009 are set forth below:

	December 31
	2010	2009
	(Millions of yen)
To sell foreign currencies	¥466,361	¥494,314
To buy foreign currencies	48,686	30,978
Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of December 31, 2010 and 2009.
Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2010	2009
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥2,487	¥ —
Liabilities:
Foreign exchange contracts	Other current liabilities	426	644

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18. Derivatives and Hedging Activities (continued)
Fair value of derivative instruments in the consolidated balance sheets (continued)
Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2010	2009
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥9,463	¥752
Liabilities:
Foreign exchange contracts	Other current liabilities	487	6,566
Effect of derivative instruments on the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the years ended December 31, 2010 and 2009.
Derivatives in cash flow hedging relationships

	Years ended December 31
				Gain (loss) recognized in
				income (ineffective
	Gain (loss)	Gain (loss) reclassified from		portion and amount
	recognized in OCI	accumulated OCI into income		excluded from
	(effective portion)	(effective portion)		effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2010:
Foreign exchange contracts	¥1,419	Other, net	¥6,990	Other, net	¥(302)
2009:
Foreign exchange contracts	¥(2,372)	Other, net	¥2,670	Other, net	¥(462)
The amount of the hedging ineffectiveness was not material for the year ended December 31, 2008. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥3,701 million for the year ended December 31, 2008.
Derivatives not designated as hedging instruments

		Gain (loss) recognized in income on derivative
		Years ended December 31
	Location	2010	2009
		(Millions of yen)

Foreign exchange contracts	Other, net	¥50,794	¥(8,638)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities
Commitments
At December 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated ¥29,383 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥86,434 million.
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,686 million and ¥14,210 million at December 31, 2010 and 2009, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥40,396 million, ¥36,474 million and ¥41,169 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2010 are as follows:

(Millions of yen)
Year ending December 31:
2011	¥23,413
2012	22,054
2013	10,290
2014	8,359
2015	5,582
Thereafter	14,102

Total future minimum lease payments	¥83,800

Guarantees
Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.
For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥16,746 million at December 31, 2010. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2010 were not significant.
Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years ended December 31
	2010	2009
	(Millions of yen)
Balance at beginning of year	¥13,944	¥17,372
Addition	17,605	21,670
Utilization	(14,713)	(22,050)
Other	(3,493)	(3,048)

Balance at end of year	¥13,343	¥13,944

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19. Commitments and Contingent Liabilities (continued)
Legal proceedings
In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court. On October 19, 2010, the Supreme Court, by an order, dismissed the Company’s appeal without prejudice, and the judgment made by the Intellectual Property High Court became final and binding.
In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court gave its decision in September 2010 for Hewlett-Packard GmbH case where the court has reverted the case back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., request for European Court of Justice’s preliminary ruling). It is not clear at this stage what the implication of said decision for Hewlett-Packard GmbH case would be on Canon’s case. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2011. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.
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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
20. Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2010 and 2009 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2010		2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current installments	¥(9,260)	¥(9,245)	¥(9,781)	¥(9,777)
Foreign exchange contracts:
Assets	11,950	11,950	752	752
Liabilities	(913)	(913)	(7,210)	(7,210)
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
Concentrations of credit risk
At December 31, 2010 and 2009, one customer accounted for approximately 21% and 22% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Fair Value Measurements
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
Assets and liabilities measured at fair value on a recurring basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2010 and 2009.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥249,907	¥—	¥249,907
Available-for-sale (current):
Government bonds	1	—	—	1
Corporate bonds	—	—	1,000	1,000
Available-for-sale (noncurrent):
Government bonds	161	—	—	161
Corporate bonds	—	44	950	994
Fund trusts	10	1,788	—	1,798
Equity securities	23,402	—	—	23,402
Derivatives	—	11,950	—	11,950

Total assets	¥23,574	¥263,689	¥1,950	¥289,213

Liabilities:
Derivatives	¥—	¥913	¥—	¥913

Total liabilities	¥—	¥913	¥—	¥913

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a recurring basis (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥184,856	¥—	¥184,856
Available-for-sale (current):
Government bonds	222	—	—	222
Available-for-sale (noncurrent):
Government bonds	204	—	—	204
Corporate bonds	—	29	1,340	1,369
Fund trusts	1,589	979	—	2,568
Equity securities	17,726	—	—	17,726
Derivatives	—	752	—	752

Total assets	¥19,741	¥186,616	¥1,340	¥207,697

Liabilities:
Derivatives	—	¥7,210	¥—	¥7,210

Total liabilities	¥—	¥7,210	¥—	¥7,210

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.
Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.
The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2010 and 2009.

	Years ended December 31
	2010	2009
	(Millions of yen)
Balance at beginning of year	¥1,340	¥1,516
Total gains or losses (realized or unrealized):
Included in earnings	(79)	(221)
Included in other comprehensive income (loss)	(7)	(1)
Purchases, issuances, and settlements	696	46

Balance at end of year	¥1,950	¥1,340

Gains and losses included in earnings are mainly related to corporate bonds still held at December 31, 2010 and 2009, and are reported in “Other, net” in the consolidated statements of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21. Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a nonrecurring basis
During the year ended December 31, 2010, non-marketable equity securities with a carrying amount of ¥5,000 million were written down to their fair value of ¥2,422 million and equity securities accounted for by the equity method with a carrying amount of ¥33,984 million were written down to their fair value of ¥15,164 million, resulting in an other-than-temporary impairment charge totaling ¥21,398 million, which was included in earnings. The non-marketable equity securities were classified as Level 2 instruments and valued based on a market approach using observable inputs such as unadjusted quoted prices for similar instruments in active markets at the measurement date. Equity securities accounted for by the equity method were classified as Level 3 instruments and valued based on a combination of income approach and market approach using both unobservable and observable inputs including the use of inputs such as financial metrics, ratios and projected income of the investees and appropriate comparable public companies.
During the year ended December 31, 2009, long-lived assets held and used with a carrying amount of ¥15,390 million were written down to their fair value of zero, resulting in an impairment charge of ¥15,390 million, and non-marketable equity securities with a carrying amount of ¥1,468 million were written down to their fair value of ¥480 million, resulting in an other-than-temporary impairment charge of ¥988 million, which was included in earnings. Both the long-lived assets and the non-marketable equity securities were classified as Level 3 instruments and valued based on an income approach using unobservable inputs such as estimate of future cash flows.
22. Supplemental Cash Flow Information
During the year ended December 31, 2010, the Company executed three separate share exchanges under which the Company made its three listed subsidiaries, Canon Finetech Inc., Canon Machinery Inc. and Tokki Corporation, its wholly owned subsidiaries. The Company issued no new shares, as it issued 10,000,853 shares of treasury stock for these transactions in total.
As a result of the share exchanges, the carrying amount of the Company’s noncontrolling interest in Canon Finetech Inc., Canon Machinery Inc. and Tokki Corporation was decreased from ¥38,644 million to zero.
23. Segment Information
Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
The primary products included in each segment are as follows:
Office Business Unit: Office network digital MFDs / Color network digital MFDs / Personal-use network digital MFDs / Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers / Large format inkjet printers / Digital production printers
Consumer Business Unit: Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / Broadcasting equipment
Industry and Others Business Unit: Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners / Calculators
The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
23. Segment Information (continued)
Information about operating results and assets for each segment as of and for the years ended December 31, 2010, 2009 and 2008 is as follows:

			Industry and	Corporate and
	Office	Consumer	Others	eliminations	Consolidated
	(Millions of yen)

2010:
Net sales:
External customers	¥1,978,945	¥1,389,622	¥338,334	¥—	¥3,706,901
Intersegment	8,324	1,705	94,624	(104,653)	—

Total	1,987,269	1,391,327	432,958	(104,653)	3,706,901
Operating cost and expenses	1,693,947	1,153,262	442,789	29,351	3,319,349

Operating profit (loss)	¥293,322	¥238,065	¥(9,831)	¥(134,004)	¥387,552

Total assets	¥855,893	¥414,022	¥307,029	¥2,406,876	¥3,983,820
Depreciation and amortization	103,548	41,665	37,387	93,593	276,193
Capital expenditures	53,115	36,266	27,105	77,061	193,547

2009:
Net sales:
External customers	¥1,635,056	¥1,299,194	¥274,951	¥—	¥3,209,201
Intersegment	10,020	1,966	83,047	(95,033)	—

Total	1,645,076	1,301,160	357,998	(95,033)	3,209,201

Operating cost and expenses	1,415,680	1,117,668	433,954	24,844	2,992,146

Operating profit (loss)	¥229,396	¥183,492	¥(75,956)	¥(119,877)	¥217,055

Total assets	¥745,646	¥437,160	¥359,635	¥2,305,116	¥3,847,557
Depreciation and amortization	90,878	48,701	60,770	115,044	315,393
Capital expenditures	96,718	27,503	25,644	108,387	258,252

2008:
Net sales:
External customers	¥2,223,253	¥1,453,647	¥417,261	¥—	¥4,094,161
Intersegment	23,356	2,428	105,144	(130,928)	—

Total	2,246,609	1,456,075	522,405	(130,928)	4,094,161

Operating cost and expenses	1,789,263	1,232,951	570,281	5,592	3,598,087

Operating profit (loss)	¥457,346	¥223,124	¥(47,876)	¥(136,520)	¥496,074

Total assets	¥822,660	¥502,927	¥453,581	¥2,190,766	¥3,969,934
Depreciation and amortization	99,962	58,082	71,557	111,736	341,337
Capital expenditures	139,046	52,641	31,445	180,268	403,400
Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and cash equivalents, finance receivables, investments, deferred tax assets, goodwill and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
23. Segment Information (continued)
Information by major geographic area as of and for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
		(Millions of yen)

Net sales:
Japan	¥695,749	¥702,344	¥868,280
Americas	1,023,299	894,154	1,154,571
Europe	1,172,474	995,150	1,341,400
Asia and Oceania	815,379	617,553	729,910

Total	¥3,706,901	¥3,209,201	¥4,094,161

Long-lived assets:
Japan	¥1,104,949	¥1,205,887	¥1,314,092
Americas	69,034	59,273	43,435
Europe	108,160	44,875	47,392
Asia and Oceania	72,846	77,146	71,407

Total	¥1,354,989	¥1,387,181	¥1,476,326

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States are ¥836,645 million, ¥793,428 million and ¥1,043,333 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.
The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2010, 2009 and 2008. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information as supplemental information based on the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
23. Segment Information (continued)

					Corporate and
	Japan	Americas	Europe	Asia and Oceania	eliminations	Consolidated
	(Millions of yen)

2010:
Net sales:
External customers	¥854,208	¥1,008,200	¥1,163,452	¥681,041	¥—	¥3,706,901
Intersegment	1,974,591	7,975	3,489	723,423	(2,709,478)	—

Total	2,828,799	1,016,175	1,166,941	1,404,464	(2,709,478)	3,706,901
Operating cost and expenses	2,398,439	993,310	1,126,521	1,357,663	(2,556,584)	3,319,349

Operating profit	¥430,360	¥22,865	¥40,420	¥46,801	¥(152,894)	¥387,552

Total assets	¥1,321,572	¥251,587	¥472,785	¥421,250	¥1,516,626	¥3,983,820

2009:
Net sales:
External customers	¥827,762	¥871,633	¥991,336	¥518,470	¥—	¥3,209,201
Intersegment	1,714,375	1,263	919	534,147	(2,250,704)	—

Total	2,542,137	872,896	992,255	1,052,617	(2,250,704)	3,209,201
Operating cost and expenses	2,288,471	860,863	964,606	1,019,208	(2,141,002)	2,992,146

Operating profit	¥253,666	¥12,033	¥27,649	¥33,409	¥(109,702)	¥217,055

Total assets	¥1,386,511	¥198,094	¥378,477	¥384,795	¥1,499,680	¥3,847,557

2008:
Net sales:
External customers	¥998,676	¥1,141,560	¥1,337,147	¥616,778	¥—	¥4,094,161
Intersegment	2,318,521	3,758	4,329	670,678	(2,997,286)	—

Total	3,317,197	1,145,318	1,341,476	1,287,456	(2,997,286)	4,094,161
Operating cost and expenses	2,812,645	1,136,288	1,314,942	1,247,156	(2,912,944)	3,598,087

Operating profit	¥504,552	¥9,030	¥26,534	¥40,300	¥(84,342)	¥496,074

Total assets	¥1,607,653	¥203,255	¥417,562	¥344,638	¥1,396,826	¥3,969,934

24. Subsequent Event
     On March 11, 2011, Japan experienced a massive earthquake and tsunami off the Pacific coast of Northeastern Japan. The earthquake caused damage to inventories and buildings at manufacturing facilities primarily in the Company’s Utsunomiya Plant, and Fukushima Canon Inc., a manufacturing subsidiary. In addition, certain distribution warehouses of the Company and Canon Marketing Japan Inc., a sales subsidiary, located in Northeastern Japan sustained damage to inventories. Production operations have been suspended at certain plants of the Company and its manufacturing subsidiaries and Canon is currently taking action to resume operations. Canon cannot estimate the effect of the earthquake on its consolidated results of operations and financial condition as of the issuance date of the consolidated financial statements.

Canon Inc. and Subsidiaries
Schedule II Valuation and Qualifying Accounts

	Balance at	Addition-	Deduction	Translation	Balance
	beginning of	charged to	bad debts	adjustments	at end of
	period	income	written off	and other	period
	(Millions of yen)
Year ended December 31, 2010:
Allowance for doubtful receivables
Trade receivables	¥11,343	¥787	¥(2,038)	¥4,828	¥14,920

Finance receivables	9,023	1,995	(3,103)	68	7,983

Year ended December 31, 2009:
Allowance for doubtful receivables
Trade receivables	¥9,318	¥3,054	¥(1,474)	¥445	¥11,343

Finance receivables	8,268	3,465	(2,829)	119	9,023

Year ended December 31, 2008:
Allowance for doubtful receivables
Trade receivables	¥14,547	¥1,304	¥(3,618)	¥(2,915)	¥9,318

Finance receivables	8,590	2,978	(1,282)	(2,018)	8,268

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document
Canon has not included as exhibits certain instruments with respect to its long-term debt. The total amount of its long-term debt authorized under any instrument does not exceed 10% of its total assets, and Canon agrees to furnish a copy of any instrument defining the rights of holders of its long-term debt to the Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

By:	/s/ Toshizo Tanaka

Toshizo Tanaka
Executive Vice President and CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan
Date March 30, 2011

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

Exhibit 101	Definition Linkbase Document