Form 20-F
period 2011-12-31
CANON INC
filed 2012-03-29
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Toshihide Aoki, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

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

As of December 31, 2011, 1,201,532,168 shares of common stock, including 37,765,092 ADSs, were outstanding.

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

Large accelerated filer  ☑            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

i

ii

iii

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2011 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 16, 2012, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥83.34 = U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2011” refers to the Company’s fiscal year ended December 31, 2011, and other fiscal years of the Company are referred to in a corresponding manner.

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

Selected financial data *1:	2011	2010	2009	2008	2007
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,557,433	¥3,706,901	¥3,209,201	¥4,094,161	¥4,481,346
Operating profit	378,071	387,552	217,055	496,074	756,673
Net income attributable to Canon Inc.	248,630	246,603	131,647	309,148	488,332
Advertising expenses	81,232	94,794	78,009	112,810	132,429
Research and development expenses	307,800	315,817	304,600	374,025	368,261
Depreciation of property, plant and equipment	210,179	232,327	277,399	304,622	309,815
Increase in property, plant and equipment	226,869	158,976	216,128	361,988	428,549
Long-term debt, excluding current installments	3,368	4,131	4,912	8,423	8,680
Common stock	174,762	174,762	174,762	174,762	174,698
Canon Inc. stockholders’ equity	2,551,132	2,645,782	2,688,109	2,659,792	2,922,336
Total assets	3,930,727	3,983,820	3,847,557	3,969,934	4,512,625

Average number of common shares in thousands	1,215,832	1,234,817	1,234,482	1,255,626	1,293,296

Per share data:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥204.49	¥199.71	¥106.64	¥246.21	¥377.59
Diluted	204.48	199.70	106.64	246.20	377.53
Cash dividends declared	120.00	120.00	110.00	110.00	110.00
Cash dividends declared (U.S.$) *2	$1.503	$1.447	$1.196	$1.073	$1.034

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 16, 2012, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥83.34 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2007	117.45	111.71	124.09	108.17
2008	102.85	90.79	110.48	87.84
2009	93.67	93.08	100.71	86.12
2010	87.16	81.67	94.68	80.48
2011 - Year	79.43	76.98	85.26	75.72
- 1(st) half		80.64	85.26	78.74
- July		77.18	81.26	77.18
- August		76.50	79.01	76.41
- September		77.04	77.48	76.30
- October		77.97	77.97	75.72
- November		77.58	78.28	76.93
- December		76.98	78.13	76.98
2012 - January		76.34	78.13	76.28
- February		81.10	81.10	76.11

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Canon is one of the world’s leading manufacturers of plain paper copying machines, network digital multifunction devices, laser printers, cameras, inkjet printers, semiconductor lithography equipment and LCD lithography equipment.

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

In the interchangeable lens digital camera field, major new manufacturers released “mirrorless” camera in this year. Eliminating one of the key components enables these mirrorless cameras to be more compact and lightweight than digital single-lens-reflex (“SLR”) cameras. The growth of the mirrorless camera market has a potential to have a negative impact on the market for digital SLR cameras, in which Canon boasts top market share. If the mirrorless camera market continues to grow, it may adversely affect our leading position in the digital SLR camera market.

Meanwhile, the smartphone market has been growing dramatically on a global scale. Smartphones allow users not only to take photos, but also to retouch them and to upload them to SNSs (“Social networking services”). If Canon’s compact digital cameras become less appealing compared to smartphones, Canon could suffer from an erosion of the compact digital camera market, with a resulting adverse effect on operating results.

The markets for digital media and video recording technologies are subject to rapid technological change.

The markets in which Canon operates are subject to rapid technological change. The video camcorder industry has substantially transitioned to digital formats, and the increase in High Definition (“HD”) television broadcasts has accelerated the shift away from the Standard Definition (“SD”) format. Similarly, recording media are experiencing a rapid transition to flash memory and away from Mini DV tapes, DVDs, and hard disk drives. The pace of technological change has made predicting future market trends more difficult than was previously the case. If Canon is unable to forecast accurately the demand for particular new recording or media formats, this could reduce demand for its products, which would have a material adverse effect on Canon’s business, financial condition and operating results.

Video camcorders are no longer the only products on the market that are capable of recording movies. Digital SLRs and mirrorless digital cameras, compact digital cameras, smartphones and tablets are now also capable of recording HD movies. An increase in market share of these new products and resultant contraction of the video camcorder market could have a material adverse effect on Canon’s business, financial condition and operating results.

Because the semiconductor lithography equipment and liquid crystal display(“LCD”) industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

The semiconductor lithography equipment and LCD industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and LCD panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment and LCD lithography equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition. In addition, LCD panel manufacturers are facing demands for severe price reductions of LCD panels as a result of intense competition among makers of televisions and personal computer monitors. As a result, panel manufacturers may reduce their investment or demand price reductions for such equipment, which may adversely affect Canon’s operating results.

Downturns in the semiconductor and LCD markets have caused Canon’s customers to change their operating strategies, which in turn may affect Canon’s business.

The downturn in the semiconductor market has caused many device manufacturers to change their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. At the same time, the downturn in the LCD market is leading to consolidation in the large-sized LCD panel production industry. If Canon is insufficiently responsive to market trends, including market changes led by device and large-sized LCD panel manufacturers, Canon may not be able to maintain its customer base among device and large-sized LCD panel manufacturers, which may result in a material adverse effect on Canon’s business operations. In addition, it is difficult for Canon to predict the future effects of these trends on its business. Moreover, as research and development, manufacturing and sales activities become increasingly globalized, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes, and unanticipated events, such as natural disasters, may adversely affect Canon’s business.

The semiconductor and LCD equipment industry is characterized by rapid technological change. If Canon does not consistently develop new products to keep pace with technological change and meet its customers’ requirements, Canon may lose customers, and its business may suffer.

Canon’s semiconductor and LCD lithography equipment is subject to rapid technological change and can quickly become obsolete. Future success in the semiconductor and LCD lithography equipment business depends on Canon’s ability to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to shrink, the demand for more technologically advanced semiconductor lithography equipment is likely to increase. Canon’s existing semiconductor and LCD lithography equipment could become obsolete sooner than expected because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs or to supply sufficient quantities to its worldwide customer base could adversely affect Canon’s net sales and profitability.

Risks Related to Canon’s Business

Economic trends in Canon’s major markets may adversely affect its operating results.

In Europe, the sovereign debt crisis adversely affected European economies and slowed economic recovery, whereas in the United States, a lack of improvement in employment rates and continuing problems in the housing market led to a lower rate of growth. Although progress has been made in recovering from the Great East Japan Earthquake, a persistently strong yen to the U.S. dollar and sluggish economic growth in Europe and in the United States are placing severe adverse pressure on the Japanese economy. Although emerging Asian countries, such as China and India, continue to achieve solid economic growth, prospects for global economic recovery remain uncertain. As a result of the economic downturn in recent periods, declines in consumption and restrained investment in Canon’s major markets, including Japan, the United States, Europe and Asia, have affected both individual consumer and corporate sales, and if economic conditions do not improve, these trends may continue. Canon’s operating results for products such as office and industrial equipment are affected by the financial results of its corporate customers, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Fluctuating inventory levels, rapid price declines owing to intensifying competition and the recent decline in the level of consumer spending and corporate investment driven by the economic downturn could adversely affect Canon’s operating results and financial position.

Canon derives a significant percentage of its revenues from Hewlett-Packard.

Canon depends on Hewlett-Packard for a significant part of its business. During fiscal 2011, 19.3% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and operating results may be affected by the policies, business and operating results of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.

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

Canon is engaged in alliances, joint ventures, and strategic investments with other companies. Canon also acquires other companies. These activities can help to promote Canon’s technological development process and expand its customer base. However, weak business trends or disappointing performance by partners or targets may adversely affect the success of such activities. In addition, the success of such activities may be adversely affected by the inability of Canon and its partners or targets to successfully define and reach common objectives. Even if Canon and its partners or targets succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or targets. Integration of operations may take more time than expected. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on, or reduced recoverability of, the investment, adversely affecting Canon’s operating results and financial position.

In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of competitive business alliances may change the competitive environment of the businesses areas in which Canon participates, thereby affecting Canon’s future operating results.

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

Canon depends on efficient logistics services to distribute its products worldwide. Problems with Canon’s computerized logistics systems, an outbreak of war or strife within Canon’s operating regions or regional labor disputes, such as a dockworkers’ strike, could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in the loss of sales opportunities owing to delays in delivery. Moreover, because demand for Canon’s consumer products may fluctuate throughout the year, transportation means, such as cargo vessels or air freight, and warehouse space must be appropriately managed to take such fluctuations into account. Failure to do so could result in either a loss of sales opportunities or the incurrence of unnecessary costs.

In addition, the increasing levels of precision required of semiconductor lithography equipment and LCD lithography equipment and the resulting increase in the value and the size of such equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Because of their precise nature, even a minor shock during the handling and transportation process can potentially cause irreparable damage to such products. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s high-end precision products unmarketable, costs will increase, and Canon may lose sales opportunities and the customer confidence.

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

Other Risks

Canon’s business is subject to environmental laws and regulations.

Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as energy resource conservation, reduction of hazardous substances, product recycling, clean air, clean water and waste disposal.

In particular outlays required to address climate change could vary widely depending on circumstances of the Kyoto Protocol extension and corresponding measures.

In other cases, such as the “Directive Establishing a Framework for the Setting of EcoDesign Requirements for Energy-related Products across the European Union”, detailed implementation standards responsive to environmental requirements remain under review. Canon strives to comply with such standards to the extent possible in advance of official adoption. If, however, Canon’s current measures are deemed insufficient to satisfy such standards when adopted, Canon may be required to take further action and incur additional compliance costs.

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

Environmental cleanup and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its operating results and impair its financial condition.

Canon is subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.

In addition, Canon may face liability for alleged personal injury or property damage because of exposure to chemicals or other hazardous substances from its facilities. Canon may also face liability for personal injury, property damage or natural resource damage, and decontamination costs for alleged pollution from its facilities. A significant increase in the number, success and cost of these claims could adversely affect Canon’s business and operating results.

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

Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters such as earthquake, flood, computer viruses, cyber attacks and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of such events or developments the leakage of harmful substances, shutdowns of information systems, and leakage, falsification, and loss of internal databases. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.

Canon must attract and retain highly qualified professionals.

Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain qualified personnel in development, production, sales and management. The competition for human resources in the high-tech industries in which Canon operates has intensified in recent years. Moreover, owing to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase. Failure by Canon to recruit and train qualified personnel or the loss of key employees could delay development or slow production and could increase the risks of outflow of technologies and know-how. These factors may adversely affect Canon’s business and operating results.

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

In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other affected individuals or parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes best efforts to maintain the confidentiality of such information through procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the affected individuals or parties, suffer harm to its reputation or be subject to liabilities or penalties under applicable statutes.

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

•

On December 28, 2007, Canon acquired the shares of Tokki Corporation (changed its name to “Canon Tokki Corporation” as of January 1, 2012) through a tender offer, and made it into a subsidiary. With Canon Tokki Corporation as a subsidiary, Canon aims to accelerate the development of its display business.

•	In July 2008, Nagasaki Canon Inc. was newly established as a wholly-owned subsidiary of Canon Inc., to boost production of digital single-lens reflex (“SLR”) cameras and compact digital cameras.
•

On February 19, 2010, Canon acquired shares of OPTOPOL Technology S.A. (“OPTOPOL”) through a tender offer and made it into a subsidiary. By making OPTOPOL into a subsidiary, Canon aims to achieve the world's No. 1 position within the overall ophthalmic diagnostic equipment segment.

•

On March 9, 2010, Canon acquired shares of Océ N.V. (“Océ”) through a public cash tender offer in addition to interest Canon held before the public cash tender offer and made it into a subsidiary. By making Océ into a subsidiary, Canon aims to further strengthen its business foundation in order to solidify its position as one of the global industry leaders. The combination capitalizes on an excellent complementary fit in product mix, channel mix, R&D, and business lines resulting in an outstanding customer offer spanning the entire industry.

In fiscal 2011, 2010, and 2009, Canon’s increases in property, plant and equipment were ¥226,869 million, ¥158,976 million and ¥216,128 million, respectively. In fiscal 2011, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For fiscal 2012, Canon projects an increase in property, plant and equipment of approximately ¥300,000 million, mainly in Japan. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of network digital multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. 80.5% of consolidated net sales in fiscal 2011 were generated outside Japan, with approximately 27.0%, 31.3% and 22.2% generated in the Americas, Europe and Asia and Oceania, respectively.

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

- Office Business Unit -

Canon manufactures, markets and services a wide range of monochrome network digital MFDs, color network digital MFDs, office copying machines and personal-use copying machines. Canon also delivers value added to customers through software, services and solutions. In the office market, together with Océ, which we consolidated in 2010, Canon is now in a much improved position compared to our position in fiscal 2010 to serve customers in terms of sales coverage, product portfolio and service capabilities to address needs in the imaging and document space.

In fiscal 2011, despite disruptions in our supply chain due to the Great East Japan Earthquake and collateral events, and notwithstanding a persistently strong yen and a global economic downturn triggered by the Eurozone crisis, Canon was able to maintain total sales at levels comparable to those of fiscal 2010.

The office market is subject to rapid change, and customer preferences have been shifting from monochrome to color products and from devices to services. In fiscal 2011, Canon strengthened its product lineup of digital color MFDs with the introduction of the imageRUNNER 1730/1740/1750 series, Canon’s first mid-to-high speed letter-sized devices that cater to the needs of our Managed Document Services customers. Canon also launched low-end ledger-sized models tailored to the emerging markets. For example, the imageRUNNER 2420/2422 series targets growing markets in Asia, Latin America and parts of Europe.

Canon offers color network digital MFDs for a wide range of environments from offices to professional graphic arts. The print industry is increasingly turning to short-run, print-on-demand and variable data printing in recent years. In fiscal 2011, Canon introduced the imagePRESS C7010 VPS, a digital color press jointly developed with Océ. We believe this system combines our respective best-of-class strengths, teaming Canon’s digital color technology with Océ’s workflow innovation. The model has been well accepted in the marketplace.

Canon is also marketing diverse expansion modules, software and business solutions to increase customer value. Canon’s function expandable platform, the Multifunctional Embedded Application Platform (“MEAP”), enables quick integration of fast, high quality image processing into customer’s IT infrastructure. Such integration not only boosts productivity but also allows users to take advantage of the power of MFD cloud services. In fiscal 2011, Canon began delivering form creation and print services to salesforce.com users in Japan through an integration with salesforce.com’s cloud services. Canon also announced a strategic alliance with Oracle expected to bring together Canon’s imaging and Oracle’s software expertise to jointly develop new products and technologies to create new services and offerings for our customers.

Canon Managed Document Services (“Canon MDS”) is a unified global initiative for outsourced printing and document management services, setting a new standard for delivering managed print services to customers. The Canon MDS offering leverages innovative technologies and tools that combine the device functions, software solutions and professional service capabilities offered through Canon. With Canon MDS, Canon aims to help customers improve efficiency and reduce total cost of ownership. This initiative is taking hold in the market and we are seeing steady growth in our MDS customer base.

Canon’s expanded alliance with Hewlett-Packard contributed to our being awarded several large enterprise deals. For example, in fiscal 2011, Canon and Hewlett-Packard were together awarded major MDS deals from large enterprises. We believe Canon and Hewlett-Packard continue to offer unmatched office workflow solutions that are highly responsive to customer needs in this market.

Canon made Océ a consolidated subsidiary in 2010 to strengthen our printing business. The integration is well underway. In fiscal 2011, we introduced the imagePRESS C7010VPS, the first jointly-developed product with Océ. The portfolio available for cross selling has expanded over time and we believe we offer to our respective customer bases a broader and richer set of combined offerings. This undertaking has been effective in terms of channel coverage, complementary assets and capabilities, and incremental sales growth.

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

On a global basis, the production and sales of monochrome and color laser printers, mainly low-end products, expanded rapidly and achieved unit growth in excess of 10% in the past years. Unit growth of both monochrome and color laser printers was negative in fiscal 2008 and 2009 due to the recent economic downturn but returned to positive growth in fiscal 2010 and 2011 due to improved global economic conditions.

The large format inkjet printer market size is approaching the record set in 2008, and has accordingly been on a continuous recovery trend spurred by the accelerating shift to color, from black and white, and the contributions of emerging market expansion. Despite the earthquake in Japan, the floods in Thailand and the economic downturn in developed nations triggered by the Eurozone crisis, Canon large format inkjet printer main unit sales in 2011 exceeded those of 2010, setting a new post-2008 record. Canon believes it was able to achieve this result because it was able to solidify its position in the industry, not only by maintaining its high reputation in the large format inkjet printer market for high productivity and excellent usability, but also as a result of the successful launch of two new models featuring improved image features, the iPF8300S/6300S for graphic market.

An important growth strategy for Canon in the near term is to solidify its global position in the large format inkjet printer market by strengthening the business relationships with Océ and achieving the expansion of its large format inkjet printer lineup.

The Office Business Unit also includes the related sales of paper and chemicals, service and replacement parts.

- Consumer Business Unit -

Canon manufactures and markets digital cameras and digital video camcorders, as well as lenses and various related accessories.

The worldwide compact digital camera market declined by 5% year-on-year in fiscal 2011, primarily due to depressed consumer spending in developed markets and supply shortages caused by the natural disasters in Japan and Thailand. Canon maintained its formidable position in the industry by bringing seventeen new models to market in 2011. Three new models in particular have contributed to our sales: the PowerShot ELPH 100 HS, the PowerShot ELPH 300 HS, and the PowerShot SX230 HS.

In September 2011, the cumulative production of EOS-series SLR cameras topped 50 million units. Moreover, we produced the last 10 million units in only 16 months. In March 2011, Canon launched two new entry class products, the EOS Rebel T3i and EOS Rebel T3, to the SLR market which continued to experience robust growth. The EOS Rebel T3i is equipped with features, such as a fully automatic shooting function called “Scene Intelligent Auto,” a function to facilitate video shooting and the first variable-angle LCD monitor in an entry-class product, making it in our opinion the ideal high-performance digital SLR camera for beginner-level users wishing to “shoot,” “express,” and “watch/present” their creations. In addition to a full range of basic features, the EOS Rebel T3 offers color variation features, making it an attractive digital SLR camera capable of drawing in new users.

The launch of both models was challenging due to the earthquake and collateral events in Japan, but in the second half of the year, sales grew satisfactorily for both models, as well as for the older EOS Rebel T2i model. Meanwhile, sales of existing advanced-amateur class models including the EOS 5D Mark II, EOS 7D, and EOS 60D remained satisfactory, contributing to increased overall market share in terms of value, and in the United States in particular, ranking first among mid-range class models in terms of units sold.

The market for interchangeable lenses for digital cameras grew robustly as well. Canon has been introducing high-quality, high-performance lenses built on superior technology (e.g., special “Sub-Wavelength” Coating, multi-layer diffractive optical elements and image stabilizers), which we believe allowed us to maintain our advantage over the competition in this field, as well as in the digital SLR camera field. In October 2011, the cumulative production of EF lens series interchangeable lens topped 70 million. Including three new products launched in March 2011, the interchangeable lens lineup currently tops 60 products. With high expectations for further growth in this market, Canon expects to continue boosting both revenue and market share.

Canon maintains a leading position in the digital video camcorder market, having introduced a series of flash memory models in fiscal 2008 followed by high-end models in fiscal 2009, to successfully promote Canon’s brand reputation for high image quality. In fiscal 2010, Canon added general-purpose models, allowing Canon to cover the full range with flash memory models. In the field of professional camcorders, Canon introduced flash memory models, our “XF” series, in 2010 and 2011 for use in broadcast news, documentary and independent filmmaking. Furthermore, in November 2011, Canon announced its full-fledged entry into digital high-resolution motion picture production by launching “Cinema EOS System” which consists of new interchangeable lens digital cinema cameras featuring a newly developed Super 35mm-equivalent, approximately 8.29 megapixel Complementary Metal–Oxide–Semiconductor (“CMOS”) sensor, and new EF Cinema Lens lineup. Despite a continuing slowdown in the overall digital video camcorder market, there is a steady, positive trend in HD and flash memory sales and volume. Canon has been expanding its flash memory model lineups in order to expand sales and to take advantage of this growth of the HD and flash memory markets.

Canon began aggressively expanding its lineup of network cameras used for business surveillance video and monitoring applications in the second half of 2008 and has achieved a reputation for high-quality images due to the strength of its optical performance and video processing technology. This market is expected to expand further through improvements in high-quality imaging and image analysis, both of which are trends that will enable Canon to apply its traditional strengths. In fact Canon launched four new HD products in the second half of 2011 to contribute to societal safety and security.

As the inventor of bubble jet printing technology, Canon believes that it continues to provide customers with the best performing inkjet printer models. Canon offers high-performance and high value-added multifunction and single function inkjet printers. In response to intense competition in this segment, Canon launched a new lineup of Multifunction Printers (“MFP”) and single function printers in fiscal 2011. All of these models feature print heads based on Canon’s Full-photolithography Inkjet Nozzle Engineering (“FINE”) technology, which boosts print speed and image quality up to 9600 x 2400 dpi, and the ChromaLife100+ system, which provides high quality and long-lasting photographic images using a combination of genuine ink and paper. Canon PIXMA photo printers offer many advanced features, including the Intelligent Touch System, Full HD Movie Print, PIXMA Cloud Link and wireless printing, each of which makes printer operation more user friendly for diversified users. With an advanced printer lineup, Canon has expanded its sales volume and expects that its consumables business will expand accordingly, excluding adverse affects from currency fluctuations.

Beginning in February 2011 in Japan, followed by some other parts of the world, Canon announced the company’s entry into the commercial photo printing market with the launch of the DreamLabo 5000, which incorporates inkjet technologies. In the autumn of 2011, Canon also introduced the PIXMA PRO-1, a professional photo inkjet printer, which produces professional quality prints up to A3+ with 12-ink system. With the addition of these products, Canon aims to further expand its business leveraging its strength in the photo printing market.

Canon markets a wide variety of scanners geared toward a broad spectrum of user needs, including image scanners in the CanoScan LiDE series using Contact Image Sensor (“CIS”) and scanners with Charge-Coupled Devices (“CCD”) for high resolution. CIS is a close-contact method that allows for a significant reduction in scanner weight and size. Canon has applied its expertise to developing space-saving and energy-efficient scanners, as well as easy personal computer connections via Universal Serial Bus interfaces (“USB”) for data and power. Although the scanner market has continued to shrink and has shifted toward MFPs, Canon has maintained a high market share.

Canon is the leader in the market for television lenses used by television stations for live sports, news broadcasts, concerts, dramatic productions, and other applications. In 2011, Canon released the XJ95x8.6B high definition zoom lens for outdoor broadcasts. This lens achieves not only the world’s widest angle, but also 95x optical zoom magnification, which has bolstered Canon’s position as the broadcast television lens market leader.

We believe Canon’s television lenses are easily the most popular for broadcasting all manner of sporting and other events around the world, and continue to deliver thrilling true depictions of events to television viewers, while inspiring viewers and conveying to them a realistic picture of news stories around the world.

Canon’s calculator operations—from development to production to marketing—are centered in Hong Kong. Canon’s tradition of technological innovation began with its focus on personal information products, including calculators with built-in printers and electronic dictionaries. Canon continues to develop appealing personal information products that reflect demand trends.

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, the recovery trend from 2010 continued and the market grew roughly 20% in 2011 to about 360 units. By the type of lighting source, cutting-edge equipment using Argon-Fluoride (“ArF”) immersion now account for roughly one-third of the market as memory makers and foundries have been aggressively investing in miniaturization. At the same time, manufacturers are starting to invest in equipment using i-line for small diameter wafers used in image sensors, power devices and LEDs, as well as for new markets such as 3D integration for Through Silicon Via (“TSV”).

In order to respond more flexibly to these market changes, Canon has been rationalizing production systems to better match market changes, creating new systems with overall responsibility for each stepper model, and integrating manufacturing and sales functions so that customer needs can be more quickly addressed in development. Through these activities, a “design-in” business style have been taking hold and are making steady progress in developing and marketing products with high added value. For example, Canon made its first foray into the semiconductor back-end packaging equipment market in 2011 with the introduction of the new FPA-5510iV, which we believe offers the best solution for TSV and bump lithography.

In 2011, the market for LCD lithography equipment remained relatively flat compared to the previous year at around 110 units. The market for LCD lithography equipment under 5.5th generation grew roughly 170% in 2011 from the previous year due to the rapid growth in the markets for smartphones and media tablets. However, the market for LCD lithography equipment over 6th generation fell to one-half in 2011 from the previous year due to weak investment in 2011 resulting from aggressive investment in 2010, and price reductions for large LCD panels. In China, although the 8th generation production lines of LCD panels launched in 2011 led to a significant expansion in the Chinese market, the growth could not fully absorb the effects of decreased demand in the overall LCD lithography equipment market.

The MPAsp-H700 series supporting 7th and 8th generation large LCD panels has offered customers an ability to maintain high productivity by allowing for quick equipment installation at existing production sites. This has helped Canon capture a leading share of the South Korean market. Furthermore, Canon’s sales and service support systems have earned high accolades in China.

Medical imaging equipment sold by Canon includes X-ray image sensors, retinal cameras, autorefractometers and image-processing equipment for computerized systems. Canon’s pioneering digital radiography system takes X-ray photography and medical imaging into the digital age.

Other Canon products, such as electronic components, including magnetic heads and micro-motors, are sold primarily to equipment manufacturers. In addition, Canon provides industrial machines such as die bonder and magnetic disk film deposition equipment. Canon also offers business information products, which primarily consist of personal computers, servers and document scanners.

With the trend toward digitization, the demand for scanning documents into text or image data is expanding. Canon’s document scanners rapidly and efficiently digitize large volumes of printed information. Canon offers a wide range of scanner models, including color-capable compact sheet-fed types and a flatbed model suitable for scanning book format documents. Canon also offers a hybrid model that can create microfilm records. Canon’s diverse lineup seeks to meet increased demand by business customers for digitizing office documents, which enables such customers to share documents across Internet or intranet platforms or to capture forms with optical character recognition.

Personal computers and servers sold by Canon are manufactured by third parties under the manufacturers’ own brand names.

Marketing and distribution

Canon sells its products primarily through subsidiaries organized under regional marketing subsidiaries. These regional marketing subsidiaries are : Canon Marketing Japan Inc. in Japan; Canon U.S.A., Inc. in North and South America; Canon Europe Ltd. and Canon Europa N.V. in Europe, Russia, Africa and the Middle East; Canon (China) Co., Ltd. in Asia outside Japan; and Canon Australia Pty. Ltd. in Oceania. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities. Each subsidiary provides tailor-made solutions to a diverse range of unique customers and aims to advance Canon’s reputation as a highly trusted brand.

In Japan, Canon sells its products primarily through Canon Marketing Japan Inc., mainly to dealers and retail outlets.

In the Americas, Canon sells its products primarily through Canon U.S.A., Inc., Canon Canada Inc. and Canon Latin America, Inc., mainly to dealers and retail outlets.

In Europe, Canon sells its products primarily through Canon Europa N.V., which sells mainly through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, copying machines are sold directly to end-users by several subsidiaries such as Canon (UK) Ltd. in the United Kingdom and Canon France S.A.S. in France.

In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, copying machines are sold directly to end-users in Australia by Canon Australia Pty. Ltd.

Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During fiscal 2011, such sales constituted 19.3% of Canon’s consolidated net sales, and 20.1% in the previous fiscal year.

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

Prices of some raw materials fluctuate according to market trends. In fiscal 2011, the earthquake in Japan and collateral events, as well as the floods in Thailand, caused acute shortages of raw materials and damaged production and other facilities. Although Canon is currently focusing on globalizing supplies and improving raw material resource management strategies, and believes that it will be able to continue procuring sufficient quantities of raw materials to meet its needs, there can be no assurance that supply shortages will not reoccur or that raw materials, such as crude oil, will be available at competitive prices, or at all in the future.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2011	change	2010	change	2009
	(Millions of yen, except percentage data)
Office	¥1,917,943	-3.5%	¥1,987,269	20.8%	¥1,645,076
Consumer	1,312,044	-5.7	1,391,327	6.9	1,301,160
Industry and Others	420,863	-2.8	432,958	20.9	357,998
Eliminations	(93,417)	—	(104,653)	—	(95,033)

Total	¥3,557,433	-4.0%	¥3,706,901	15.5%	¥3,209,201

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2011	change	2010	change	2009
	(Millions of yen, except percentage data)
Japan	¥694,450	-0.2%	¥695,749	-0.9%	¥702,344
Americas	961,955	-6.0	1,023,299	14.4	894,154
Europe	1,113,065	-5.1	1,172,474	17.8	995,150
Asia and Oceania	787,963	-3.4	815,379	32.0	617,553

Total	¥3,557,433	-4.0%	¥3,706,901	15.5%	¥3,209,201

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

The competitive environments in which each product group operates are described below:

- Office Business Unit -

The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Holdings, Inc.; Hewlett-Packard Company; Samsung Electronics Co., Ltd.; and Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers of digital network MFPs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In China, the current market leaders for business machines are Toshiba TEC Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels. In the color printing market, Ricoh, Xerox and Konica Minolta have been very aggressive, especially in Europe and the United States, and competition in this market has become fierce.

- Consumer Business Unit -

In addition to the traditional camera manufacturers, other electrical manufacturers have also started aggressively launching interchangeable lens digital cameras and related products in fiscal 2011. Nevertheless, Canon has continued to invest aggressively in competitive new products and intends to maintain its leadership position in this market.

Canon’s primary competitors in the interchangeable lens digital camera market are Nikon Corporation, Sony Corporation and Panasonic Corporation. Another major competitor is Sigma Corporation, which produces lenses for use with Canon’s digital SLR products.

The compact digital camera market is extremely competitive, and a large number of Canon’s competitors are relying on electronic manufacturing service (“EMS”) manufacturers to do their development and production work.

Except for Japan, where competition is so fierce that expansion of market size is generally possible only by greatly reducing sales prices, average prices in the industry did not decline much in fiscal 2011 from levels seen in the previous year. Nevertheless, prices have been rapidly declining as measured by the standard of specification price value, and the commoditization of products has been progressing. Market contraction and exchange rate fluctuation risks caused by the financial crisis are having a major impact, resulting in a severe profit profile in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the number one brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation; Nikon Corporation; Panasonic Corporation; Fujifilm Co., Ltd.; Samsung Electronics Co., Ltd.; Olympus Corporation; Hoya Corporation; Eastman Kodak Company; and Casio Computer Co., Ltd. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC KENWOOD Corporation. Canon’s primary competitors in the inkjet printer market are Hewlett-Packard Company and Seiko Epson Corporation.

- Industry and Others Business Unit -

There continues to be very stiff competition in the markets for lithography equipment used in the production of semiconductor devices and LCD panels. In order to produce lithography equipment that can provide ultra-fine processing, there needs to be an integration of advanced optical, control and system technologies, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and LCD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

Canon has helped its customers to improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, the equipment using i-line have captured a large share of the global market. Canon has also been meeting the needs of image sensor manufacturers by quickly adapting to various unique specifications.

Canon’s LCD lithography equipment for LCD panels with a common platform offering excellent productivity and reliability have captured large shares of the industry-leading South Korean market and the promising Chinese market.

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

Companies to which Canon has granted licenses include:

Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Panasonic Corporation	Electrophotography
Ricoh Company, Ltd.	Electrophotography
Sanyo Electric Co., Ltd	Electronic cameras
Samsung Electronics Co., Ltd.	Laser printers, multifunction printers and facsimile machines
Kyocera Mita Corporation	Electrophotography
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines

Canon has also been granted licenses with respect to patents held by other companies.

Companies that have granted licenses to Canon include:

Jerome H. Lemelson Patent Incentives, Inc.	Computer systems, image recording apparatus and communication apparatus
Energy Conversion Devices, Inc.	Solar battery
Honeywell International Inc.	Camera and video products
Gilbert P. Hyatt U.S. Philips Corporation	Microcomputer
Applied Nanotech Holdings, Inc.	Field Emission Display (“FED”) technology
St. Clair Intellectual Property Consultants, Inc.	Selection of digital camera image format

Canon has also entered into cross-licensing agreements with other major industry participants.

Companies with which Canon has entered into cross-licensing agreements include:

International Business Machines Corporation	Information handling systems
Hewlett-Packard Company	Bubble jet printers
Xerox Corporation	Business machines
Panasonic Corporation	Video tape recorders and video cameras
Eastman Kodak Company	Electrophotography and image processing technology
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Seiko Epson Corporation	Information-related instruments

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

1.	Kyoto Protocol to the United Nations Framework Convention on Climate Change

Fiscal 2011 was the fourth year of the first commitment period (2008-2012) under the Kyoto Protocol. The Japanese government has called upon the manufacturing, transport, services and household sectors to take further action for energy conservation.

The revised Energy Saving Law in Japan (Law Concerning the Rational Use of Energy) and the revised Act on Promotion of Global Warming Countermeasures came into full effect in April 2010. These laws require business operators to report their energy consumption and mid and long-term energy conservation plans in an effort to encourage energy efficiency. The Japanese government is also implementing multifaceted measures to reduce emissions, including the granting of a “domestic credit” to any large company that helps small and medium enterprises to conserve energy. This credit is expected to provide substantial incentives, as it will be deemed an emission reduction for participating companies. Trial implementation of an emissions trading scheme was launched in October 2008.

Despite the economic downturn, Canon has been working to achieve its voluntary action plan target (which is consistent with the plan of the Japan Electrics and Electronics Industrial Associations) and has been strengthening its group structure to comply with revised environmental laws. Canon has been participating in the trial emissions trading scheme and managed through dedicated efforts to achieve the year 2010 target. However, due to electricity shortages and related rolling blackouts in Tokyo and other regions from damage to the nuclear power facilities in Fukushima caused by the earthquake and tsunami, Canon has been asked to achieve further electricity saving and energy conservation. These activities including a response to this request could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

2.	Post-Kyoto Initiatives

In September 2009, the Japanese government announced its conditional commitment to a 25% reduction of CO2 emissions from the calendar year 1990 level by 2020. The announcement was made in the interest of concluding an agreement to establish binding CO2 emission reduction targets at the Fifteenth Conference of the Parties to the United Nations Framework Convention on Climate Change (“COP15”), which was held in December 2009. The United States, the European Union and China also indicated their respective targets; however, results of the COP15 negotiations were not clarified, and the agenda was postponed to the COP16 held in 2010 and the COP 17 in 2011. The agenda of COP17 was again postponed until the COP18 conference to be held in December 2012. Prospects for a legally binding scheme, and any eventual implementation thereof by participant countries, including Japan, still remain unclear.

Canon continues to pursue CO2 emission reductions through energy-efficient product design, logistics and factory operations on the basis of its understanding of the COP discussions. However, its efforts could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

3.	Tokyo Metropolitan Government Environmental Protection Ordinance

The Tokyo Metropolitan Government has mandated that the owners of certain large CO2 emitters, including office buildings, reduce CO2 emissions from April 2010. The target for the first compliance period (April 2010 to March 2015) has been set at 8% or 6% (according to the type of the building) below base emissions, which can be determined based on the amount of emissions from the building in recent years. In order for the owners of the large buildings to fulfill the requirement, they must reduce CO2 emissions from their respective buildings and, if such reduction is insufficient, obtain certain Tokyo Metropolitan government-sanctioned credits. We expect to fulfill the requirement during the first compliance period.

Canon continues to pursue CO2 emission reductions through energy-efficient office operations. However, such efforts could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

4.	Soil Pollution Prevention Law of Japan

A 2010 amendment to the Soil Pollution Prevention Law of Japan tightens certain requirements to survey soil to measure certain pollution levels. If soil pollution exceeds specified limits, a prefecture governor may designate the land as “Measure required area” when effects to human health due to soil pollution (and with exposure to pollutant) are foreseen, and the prefecture governor orders removal of pollutants. When exposures to pollutants are blocked and effects to human health are not foreseen, the area is declared “designated area for notification of changes of the land character.” The prefecture governor may publicly announce such designation and make the investigation report available upon request. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloroethylene. If an investigation shows that there is a likelihood that soil contamination may affect human health, the prefecture governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations reveal that remedial measures are necessary. These factors could adversely affect Canon’s operating results and financial condition of the sites.

See “Risk Factors—Other Risks—Environmental cleanup and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its operating results and impair its financial condition.”

5.	Law for Promotion of Effective Utilization of Resources

The Law for Promotion of Effective Utilization of Resources, administered by the Japanese Ministry of Economy, Trade and Industry, was enacted in 2001. This law requires manufacturers of “specified reuse-promoted products,” including copying machines, to promote the use of recyclable resources and recovered products (designing and manufacturing products that may be easily reused or recycled). Failure to comply with the law could adversely affect Canon’s operating results.

6.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”) and Directive on Waste Electrical and Electronic Equipment (“the WEEE Directive”)

These two directives were published in the Official Journal of the European Union in 2003, and member states were required to enact laws necessary to comply with these directives by 2004.

According to the RoHS Directive from July 1, 2006, companies have been required to ensure that electrical and electronic equipment sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers if placed on the market after that date. Pursuant to the RoHS Directive, Canon adapted its products so that they do not contain the prohibited hazardous substances. The RoHS recast Directive was published on July 1, 2011. As a result, manufacturers, like Canon, will be required to prepare new declarations of conformity and compliance documentation from January 2013, in addition to meeting current restrictions on substances. Furthermore, the scope of products covered will be expanded to medical and measurement equipment from July 2014.

The WEEE Directive requires that companies selling electrical and electronic equipment bearing their trade names in the European Union must arrange and pay for collection, treatment, recycling, recovery and disposal of their equipment. Canon has become a member company of collective compliance schemes in each member state of the European Union and has achieved the required recycling levels for electrical and electronic equipment waste. Revisions to the WEEE Directive are now under consideration, and expected to be published in 2012. For the WEEE recast Directive, it has been proposed to set collection rates based on the sales volume in previous years and to raise rates for recycling and recovery.

If tighter restrictions are enforced in 2013 and beyond, Canon’s compliance costs could increase, including with costs related to the actions for newly-covered products and the development and adoption of substitute materials or processes. Such increased costs may have an adverse effect on Canon’s operating results.

7.	European Framework for the Management of Chemical Substances (“REACH Regulation”)

The REACH Regulation was published in the Official Journal of the European Union, and was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union.

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

If certain substances are contained in an article, the substances must be communicated to the recipient or consumer of the article. This requirement has been in place since October 2008. Moreover, starting in 2011, certain cases required notifying the European Chemical Agency of more specific information.

Furthermore, the addition of restrictions on the use of certain substances has been proposed, and if adopted, manufacturers such as Canon will need to take measures to address such new restrictions.

Canon has been implementing these requirements under the REACH Regulation, which could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

8.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)

The ErP Directive applies in Europe to all energy-using products, although implementing measures for specific product categories have yet to be adopted. Until these implementing measures are adopted, it is difficult to predict the potential effects of the ErP Directive. However, implementing measures with respect to off-mode and standby mode and external power supplies were adopted and applied since 2010. Currently, a horizontal implementing measure covering home and office electric and electronic equipment which can be connected to a network is also under consideration, and is expected to be published in 2012. For imaging equipment, the industry has made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement and began implementation in 2011. Furthermore, implementing measures for AV equipment including projectors will be finalized after finalizing regulations for networked products described above (2012). Canon is continuing its preparations to comply with the ErP Directive. However, the requirements are expected to be challenging and achieving compliance will likely increase Canon’s costs, especially by required design changes.

9.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products

Electrical and electronic equipment recycling laws have been enacted or proposed in more than twenty American states. Although most of such laws cover only displays or television sets, printers and other products are covered by some states, such as Illinois, Michigan and Hawaii, among others. These laws require manufacturers to bear the costs of collecting and recycling electrical and electronic equipment based on sales volume or market share by brand of covered products. Canon expects that compliance with such state requirements might increase its costs, such as recycling fees and product guarantees.

10.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products

The Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products in February, 2006. These measures are modeled on the European Union RoHS Directive described above and regulate six substances: lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyls and polybrominated diphenyl ethers in electronic information products. The measures establish two stages of implementation. Stage 1 is in effect and covers nearly all Canon products.

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

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

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

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

12.	Other Environmental Regulations

In addition to the laws described above, various environmental laws and regulations may have been promulgated or enacted by European Union member states, states of the United States, emerging countries such as China, India, Russia, Vietnam and others. Compliance with any such additional regulations may increase Canon’s costs and may adversely affect Canon’s operating results and financial condition.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2011, Canon had 277 consolidated subsidiaries and 11 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2011.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	55.3%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 27 plants in Japan and 17 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2011 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,556	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,236	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,038	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	1,141	R&D and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	155	Quality engineering

Oita Plant, Oita	199	Manufacturing of semiconductor devices

Yako Office, Kanagawa	903	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	2,752

Manufacturing of lenses for cameras and other applications; R&D in optical technologies; development and sales of broadcasting equipment; R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,233	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,149	Manufacturing of LCD production equipment

Oita Manufacturing Training Center, Oita	71	Training for enhancing practical technologies and skills of production division

Canon Electronics Inc., Saitama ,Gunma and Tokyo	1,311	Components, magnetic heads, document scanners and laser printers

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Finetech Inc., Saitama, Ibaraki and Fukui	990	Large format inkjet printers, business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,507	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipment, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	2,098	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	539	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,227	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,092	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	3,049	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	462	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	496	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	388	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	167	Digital cameras

Canon Mold Co., Ltd., Ibaraki	201	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	735	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	626	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	219	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	413	Digital cameras

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, Netherlands	2,675	R&D, manufacturing copying machines, corporate administration, and other functions

Océ-Printing Systems GmbH, Poing, Germany	1,287	R&D, manufacturing copying machines, corporate administration, and other functions

Americas

Canon Virginia, Inc., Virginia, U.S.	1,952	Toner cartridges, molds and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	761	Lenses, digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,742	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	752	Laser printers, MFPs, digital cameras, digital video camcorders and contact image sensors

Tianjin Canon Inc., Tianjin, China	148	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	2,544	Inkjet printers, MFPs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhogshan, China	496	Laser printers

Canon Vietnam Co., Ltd., Hanoi and Bac Ninh, Vietnam	3,245	Inkjet printers, laser printers, MFPs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,516	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	669	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	182	Components

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Hita Canon Materials Inc., Oita	New administration and welfare building / New production base* (Office business unit) *To be leased to Hita Canon Materials Inc. by the Company

Canon Chemicals Inc., Ibaraki	New production base* (Office business unit) *To be leased to Canon Chemicals Inc. by the Company

Overseas

Canon Zhuhai, Inc., Zhuhai, China	New production base (Consumer business unit)

Canon Inc., Taiwan, Taiwan	New production base (Consumer business unit)

Canon Zhongshan Business Machines Co., Ltd., Zhogshan, China	New production base (Office business unit)

Item 4A. Unresolved Staff Comments

None.

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

Economic environment

Looking back at the global economy in 2011, amid increasing uncertainty in the second half of the year as the pace of recovery decelerated due to economic downturn in the United States and Europe, the economy as a whole continued to grow moderately, primarily driven by emerging economies. In the United States, a lack of improvement in employment conditions and housing problems led to a lower rate of growth, while in Europe, the sovereign debt crisis negatively affected the real economy, which led to a noticeable slowdown in recovery. Emerging markets, such as China and India, maintained a high rate of growth amid concerns over the effects of tight monetary policies. In Japan, severe circumstances persisted following the Great East Japan Earthquake in March and, just as production activities began showing signs of recovery, Thailand was hit with massive flooding in October, resulting in a slowdown of the economy.

Market environment

As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for color network digital MFDs showed growth in all regions around the globe. As for laser printers, while robust demand in emerging markets fueled growth, European markets cooled in the second half of the year. Within the consumer products market, demand for digital SLR cameras continued to display healthy growth across global markets while demand for compact digital cameras grew in emerging nations but remained sluggish in developed countries. Overall demand for inkjet printers was supported by steady growth in emerging economies. In the industry and others market, despite somewhat restrained investment in semiconductor lithography equipment used to manufacture DRAM memory devices, the market recorded robust growth overall. As for LCD lithography equipment, despite solid demand for equipment to manufacture mid- and small-size LCD panels used in smartphones, demand for equipment used to manufacture large-size LCD panels remained sluggish.

The average value of the yen during the year was ¥79.55 against the U.S. dollar, a year-on-year appreciation of approximately ¥8 or 9%, and ¥110.72 against the euro, a year-on-year appreciation of approximately ¥4 or 4%.

Summary of operations

Owing to the historically high valuation of the yen combined with the effects of the earthquake and floods, all of Canon’s businesses faced extremely demanding conditions throughout the year. Amid this harsh environment, Group-wide efforts to swiftly restore production in the aftermath of the disasters, coupled with efforts to maximize production and boost sales, led to net sales for the year totaling ¥3,557.4 billion, a year-on-year decline of 4.0%. Despite the significant negative impact of the strong yen and the effects of the earthquake and floods, the gross profit ratio rose 0.7 points year-on-year to 48.8%, owing to the further acceleration of production innovation activities. Gross profit, however, decreased by 2.6% to ¥1,736.8 billion for the year. Operating expenses totaled ¥1,358.7 billion, a decrease of 2.6%, owing to comprehensive spending cuts across the Canon Group implemented after the earthquake to control expenses more efficiently. Cost-reduction and expense-cutting activities contributed to further reinforcing the company’s financial structure, which helped make up for the significant drop in revenue in the first half of the year mainly triggered by the earthquake, while also absorbing the financial impact of the strong yen and the floods in the second half of the year. As a result, operating profit dipped 2.4% to ¥378.1 billion for the year and other income (deductions) declined ¥8.9 billion, mainly due to foreign currency exchange losses, leading to income before income taxes of ¥374.5 billion, a decrease of 4.7% year-on-year. Net income attributable to Canon Inc., however, grew by 0.8% to ¥248.6 billion for the year owing to the lower effective income tax rate compared with the previous year.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2011	2010	2009	2008	2007
Net sales (Millions of yen)	¥3,557,433	¥3,706,901	¥3,209,201	¥4,094,161	¥4,481,346
Gross profit to net sales ratio	48.8%	48.1%	44.5%	47.3%	50.1%
R&D expense to net sales ratio	8.7%	8.5%	9.5%	9.1%	8.2%
Operating profit to net sales ratio	10.6%	10.5%	6.8%	12.1%	16.9%
Inventory turnover measured in days	46 days	35 days	39 days	47 days	44 days
Debt to total assets ratio	0.3%	0.3%	0.3%	0.4%	0.6%
Canon Inc. stockholders’ equity to total assets ratio	64.9%	66.4%	69.9%	67.0%	64.8%

Note:	Inventory turnover measured in days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

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

Revenue from sales of office products, such as office network digital multifunction devices and laser printers, and consumer products, such as digital cameras and inkjet multifunction printers, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

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

For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative selling price if such element meets the criteria for treatment as a separate unit of accounting. Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

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

Allowance for doubtful receivables

Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. These factors include the length of time receivables are past due, the credit quality of customers, macroeconomic conditions and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer's inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

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

In preparing its financial statements for fiscal 2011, Canon estimated a weighted-average discount rate of 2.1% for Japanese plans and 4.9% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.6% for Japanese plans and 5.7% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 8%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2011, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥3,204 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

Fiscal 2011 compared with fiscal 2010

Summarized results of operations for fiscal 2011 and fiscal 2010 are as follows:

	2011	Change	2010
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,557,433	-4.0%	¥3,706,901
Operating profit	378,071	-2.4	387,552
Income before income taxes	374,524	-4.7	392,863
Net income attributable to Canon Inc.	248,630	0.8	246,603

Net income attributable to Canon Inc. stockholders per share:
Basic	204.49	2.4	199.71
Diluted	204.48	2.4	199.70

Note: See notes to Item 3A “Selected Financial Data”.

Sales

Canon’s consolidated net sales in fiscal 2011 totaled ¥3,557,433 million, representing a 4.0% decrease from the previous fiscal year. This decrease of sales was owing to the historically high valuation of the yen combined with the effects of the earthquake and floods. All of Canon’s businesses faced extremely demanding conditions throughout the year.

Overseas operations are significant to Canon’s operating results and generated 80.5% of total net sales in fiscal 2011. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen in fiscal 2011 was ¥79.55 to the U.S. dollar, and ¥110.72 to the euro, representing a significant appreciation of about ¥8 or 9% to the U.S. dollar, and an appreciation of approximately ¥4 or 4% against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥161,900 million in 2011. This unfavorable impact consisted of approximately ¥111,600 million for U.S. dollar denominated sales, ¥40,600 million for euro denominated sales and ¥9,700 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses along with rent expenses. The ratio of cost of sales to net sales for fiscal 2011 and 2010 was 51.2% and 51.9%, respectively.

Gross profit

Canon’s gross profit in fiscal 2011 decreased by 2.6% to ¥1,736,763 million from fiscal 2010. The gross profit ratio, however, rose by 0.7 points year on year to 48.8%. Despite the significant negative impact of the strong yen and the effects of the earthquake and floods, this gross profit ratio improvement was achieved due to the further acceleration of production innovation activities.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Owing to thorough spending cuts across the Canon Group implemented after the earthquake to control expenses more efficiently, total operating expenses decreased by 2.6% to ¥1,358,692 million in fiscal 2011.

Operating profit

Operating profit in fiscal 2011 decreased 2.4% to a total of ¥378,071 million from fiscal 2010. The ratio of operating profit to net sales increased 0.1% to 10.6% from fiscal 2010.

Other income (deductions)

Other income (deductions) for fiscal 2011 decreased ¥8,858 million to ¥ (3,547) million, mainly due to foreign currency exchange losses and earnings and losses on investments in affiliated companies.

Income before income taxes

Income before income taxes in fiscal 2011 was ¥374,524 million, a decrease of 4.7% from fiscal 2010, and constituted 10.5% of net sales.

Income taxes

Provision for income taxes in fiscal 2011 decreased by ¥19,745 million from fiscal 2010. The effective tax rate during fiscal 2011 dropped by 3.5% compared with fiscal 2010.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in fiscal 2011 increased by 0.8% to ¥248,630 million, which represents a 7.0% return on net sales.

Segment information

Canon divides its businesses into three segments: the Office Business Unit, the Consumer Business Unit and the Industry and Others Business Unit.

•

The Office Business Unit mainly includes office network digital multifunction devices (MFDs), color network digital MFDs, personal-use network digital MFDs, office copying machines, full-color copying machines, personal-use copying machines, laser printers, large format inkjet printers and digital production printers.

•

The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction printers, single function inkjet printers, image scanners, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, LCD lithography equipment, medical image recording equipment, ophthalmic products, magnetic heads, micromotors, computers, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2011	Change	2010
	(Millions of yen, except percentage data)
Office	¥1,917,943	-3.5%	¥1,987,269
Consumer	1,312,044	-5.7	1,391,327
Industry and Others	420,863	-2.8	432,958
Eliminations	(93,417)	—	(104,653)

Total	¥3,557,433	-4.0%	¥3,706,901

Sales of the Office Business Unit constituting 53.9% of consolidated net sales. Sales volume of color and monochrome network digital MFDs continued to increase. As for laser printers, while booming demand in emerging economies fueled steady unit sales growth of primarily monochrome models in the first half of the year, demand slowed in the second half, mainly in European markets. However, the appreciation of the yen also significantly impacted sales for the segment, resulting a decrease in sales by 3.5% to ¥1,917,943 million in fiscal 2011.

Sales of the Consumer Business Unit constituting 36.9% of consolidated net sales. Although Canon was affected by supply shortages caused by the quake and flooding, efforts to ramp up production and boost sales in response to robust demand resulted in significant increases in year-on-year sales volumes for such digital SLR cameras as the competitively priced EOS Digital Rebel T3i/T2i/T3, along with the EOS 5D Mark II and the new EOS 60D advanced-amateur models. As for compact digital cameras, while such models as the PowerShot ELPH 100 HS/300 HS, PowerShot SX230 HS and PowerShot ELPH 310 HS recorded healthy sales, unit sales for the year declined due to sluggish markets in developed countries and the impact on production following the earthquake and floods. With respect to inkjet printers, although the floods in Thailand had a negative impact on production, unit sales increased year on year, largely owing to growth in emerging markets. As a result, sales for the segment, which were also negatively affected by the strong yen, dropped 5.7% in fiscal 2011 to ¥1,312,044 million.

Sales of the Industry and Others Business Unit decreased by 2.8% in fiscal 2011, to ¥420,863 million. Within this segment, i-line steppers recorded healthy sales thanks to active investment in semiconductor lithography equipment for the manufacture of digital semiconductor devices, which are used in smartphones and environmentally friendly products. Unit sales of LCD lithography equipment, on the other hand, dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels. Sales of the Industry and Others Business Unit constituted 11.8% of consolidated net sales in fiscal 2011.

Intersegment sales of ¥93,417 million, representing 2.6% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in fiscal 2011 and fiscal 2010 is provided below:

	2011	Change	2010
	(Millions of yen, except percentage data)
Japan	¥694,450	-0.2%	¥695,749
Americas	961,955	-6.0	1,023,299
Europe	1,113,065	-5.1	1,172,474
Asia and Oceania	787,963	-3.4	815,379

Total	¥3,557,433	-4.0%	¥3,706,901

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in fiscal 2011 decreased in all geographic areas.

In Japan, sales decreased by 0.2% in fiscal 2011.

In the Americas, net sales decreased by 6.0% on yen basis in fiscal 2011, due to foreign currency exchange losses. Net sales in local currency basis increased by 2.5%.

In Europe, net sales decreased by 5.1% on yen basis in fiscal 2011, mainly due to sluggish demand for laser printers.

Sales in Asia and Oceania decreased by 3.4% on a yen basis in fiscal 2011, largely due to shrinking demand for LCD lithography equipment and foreign currency exchange losses.

Operating profit by segment

Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in fiscal 2011 decreased by ¥34,057 million to ¥259,265 million. This decrease resulted primarily from the decrease in sales.

Operating profit for the Consumer Business Unit in fiscal 2011 decreased by ¥26,771 million to ¥211,294 million. This decrease resulted primarily from the decrease in sales.

Operating profit for the Industry and Others Business Unit in fiscal 2011 recorded a profit of ¥24,300 million a turnaround from fiscal 2010, largely owing to the improvement of the gross profit ratio.

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

Overseas operations are significant to Canon’s operating results and generated approximately 81.2% of total net sales in fiscal 2010. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

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

•

The Consumer Business Unit mainly includes digital SLR cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction peripheral, single function inkjet printers, image scanners and broadcast equipment.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, LCD lithography equipment, medical image recording equipment, ophthalmic devices, magnetic heads, micromotors, computers, handy terminals, document scanners and calculators.

Sales by segment

Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.

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

Sales by geographic area

Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in fiscal 2010 and fiscal 2009 is provided below:

	2010	Change	2009
	(Millions of yen, except percentage data)
Japan	¥695,749	-0.9%	¥702,344
Americas	1,023,299	14.4	894,154
Europe	1,172,474	17.8	995,150
Asia and Oceania	815,379	32.0	617,553

Total	¥3,706,901	15.5%	¥3,209,201

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in fiscal 2010 increased in the major geographic areas.

In Japan, sales decreased by 0.9% in fiscal 2010.

In the Americas, net sales increased by 14.4% on yen basis in fiscal 2010, due to an increase in sales volume of digital SLR cameras and laser printers.

In Europe, net sales increased by 17.8% on yen basis in fiscal 2010, mainly due to rebounded sales of laser printers.

Sales in Asia and Oceania increased by 32.0% on a yen basis in fiscal 2010, largely due to the increased sales of digital SLR cameras.

Operating profit by segment

Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.

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

The operating profit on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. Please refer to the table of geographic information in Note 22 of the Notes to Consolidated Financial Statements.

B. Liquidity and capital resources

Cash and cash equivalents in fiscal 2011 decreased by ¥67,352 million to ¥773,227 million, compared with ¥840,579 million in fiscal 2010 and ¥795,034 million in fiscal 2009. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies.

Net cash provided by operating activities in fiscal 2011 decreased by ¥274,851 million from the previous year to ¥469,562 million. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.

For fiscal 2011, cash inflow from cash received from customers decreased due to the decrease of sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials increased, as a result of our efforts to optimize inventory levels in order to avoid losing potential sales opportunities while simultaneously increasing flexibility in response to unexpected risks and events. Cash outflow for payments for selling, general and administrative expenses decreased owing to thorough spending cuts across the Canon Group implemented after the earthquake to control expenses more efficiently. Cash out flow for income taxes decreased due to decrease of taxable income.

Net cash used in investing activities in fiscal 2011 was ¥256,543 million, decreased by ¥85,590 million from ¥ 342,133 million in fiscal 2010, mainly as a result of corporate acquisition conducted in the previous year. The purchases of fixed assets, which totaled ¥238,129 million in fiscal 2011, were focused on items relevant to raising production capacity and reducing production cost.

Canon defines “free cash flow” by deducting the cash flows from investing activities from the cash flows from operating activities. For fiscal 2011, free cash flow totaled ¥213,019 million as compared with ¥402,280 million for fiscal 2010. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations, therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon has included the information with regard to free cash flow as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash used in financing activities totaled ¥257,513 million in fiscal 2011, mainly resulting from the dividend payout of ¥152,784 million, and repurchase of treasury stock. The Company paid dividends in fiscal 2011 of ¥125.00 per share.

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

Short-term loans (including the current portion of long-term debt) amounted to ¥8,343 million at December 31, 2011 compared with ¥7,200 million at December 31, 2010. Long-term debt (excluding the current portion) amounted to ¥3,368 million at December 31, 2011 compared with ¥4,131 million at December 31, 2010.

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

As of March 15, 2012, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Increase in property, plant and equipment on an accrual basis in fiscal 2011 amounted to ¥226,869 million compared with ¥158,976 million in fiscal 2010 and ¥216,128 million in fiscal 2009. For fiscal 2012, Canon projects its increase in property, plant and equipment will be approximately ¥300,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥30,510 million in fiscal 2011, ¥ 21,435 million in fiscal 2010 and ¥18,232 million in fiscal 2009. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥12,511 million in fiscal 2011, ¥11,780 million in fiscal 2010, and ¥9,148 million in fiscal 2009.

Working capital in fiscal 2011 increased by ¥25,969 million, to ¥1,259,457 million, compared with ¥1,233,488 million in fiscal 2010 and ¥1,234,089 million in fiscal 2009. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2011 was 2.41 compared to 2.38 for fiscal 2010 and to 2.57 for fiscal 2009.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 6.3% in fiscal 2011, compared to 6.3% in fiscal 2010 and 3.4% in fiscal 2009.

Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 9.6% in fiscal 2011 compared with 9.2% in fiscal 2010 and 4.9% in fiscal 2009.

Debt to total assets ratio was 0.3%, 0.3% and 0.3% as of December 31, 2011, 2010 and 2009, respectively. Canon had short-term loans and long-term debt of ¥11,711 million as of December 31, 2011, ¥11,331 million as of December 31, 2010 and ¥9,781 million as of December 31, 2009.

C. Research and development, patents and licenses

Year 2011 marks the first year of the Excellent Global Corporation Plan, its 5-year (2011-2015) management plan. The slogan of the fourth phase (“Phase IV”) is “Aiming for the Summit—Speed & Sound Growth” and there are three core strategies related to R&D:

•	Achieve the overwhelming No.1 position in all core businesses and related and peripheral businesses;
•	Develop new business through globalized diversification and establish the Three Regional Headquarters management system; and
•	Build the foundations of an environmentally advanced corporation.

Canon has been striving to implement the three R&D related strategies as follows:

•

Achieve the overwhelming No.1 position in all core businesses and related and peripheral businesses: Continue to introduce competitive products through innovation and shift to a business that can gain profit through solutions and services.

•

Develop new business through globalized diversification and establish the Three Regional Headquarters management system: Reinforce capability to create innovative products and systems of commercial printing sector, medical imaging sector, industrial equipment sector and security and safety sector. Expand our innovation center by enhancing research and development operations in Europe and the United States. Seek M&A opportunities to accelerate this strategy.

•	Build the foundations of an environmentally advanced corporation; Focus our attention on energy- and resource-conserving technologies to create products with the highest environmental performance.

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

Canon’s consolidated R&D expenses were ¥307,800 million in fiscal 2011, ¥315,817 million in fiscal 2010 and ¥304,600 million in fiscal 2009. The ratios of R&D expenses to the consolidated total net sales for fiscal 2011, 2010 and 2009 were 8.7%, 8.5% and 9.5%, respectively.

Canon believes that new products protected by patents will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry. According to the United States patent annual list, which IFI CLAIMS® Patent Services released, Canon obtained the third greatest number of private sector patents in 2011.

D. Trend information

Looking at prospects for the global economy, considerable time will likely be required before the economies of developed nations such as the United States and Europe see an accelerated economic recovery. As for emerging markets, although these economies are expected to continue growing, the pace of growth will likely slow down slightly. As for Japan, the economy is expected to move towards a gradual recovery, supported by reconstruction-based demand.

Amid these conditions, in 2012, the second year of Phase IV (2011-2015) of our Excellent Global Corporation Plan, Canon aims to again return to a path of growth, overcoming such challenges as the earthquake and flooding. The Company’s basic policy for this year is to pursue fundamental reforms, embracing the challenging environment as an opportunity to leap forward. Under this theme, we hope to build a solid foundation for growth as a means to achieve our Phase IV goals.

In order to achieve our targets, Canon has set and will actively pursue the following eight priority goals.

•

Boost the competitiveness of current core products, by refining and further accelerating development and design capabilities with the aid of information technologies to enable planning and timely launch of exceptional products and services that are unmatched by the competition. We expect to focus on the creation of products and services that integrate cloud computing to quickly seize business opportunities in this new era.

•

Launch and expand new businesses, by carving out new business segments through the launch of strategic products, such as DreamLabo and the Cinema EOS System. As for the practical application of promising new technologies, we aim to realize rapid commercialization and will actively make use of M&A opportunities as needed.

•

Strengthen sales capacity in accordance with market characteristics, by expanding market share in developed countries and expanding profits by strengthening direct sales of Group companies, solutions, and service businesses. In emerging countries, we aim to achieve sales growth that exceeds the pace of market growth by realizing sales methods and systems tailored to the actual market conditions in each country.

•

Pursue cost reductions while accelerating the optimization of global production, by continuing to pursue the strategies we have implemented to date, such as automated production and in-house production, and explore cost-reduction methods based on new ideas and innovative technologies. In addition, we will work to minimize transportation costs while, at the same time, strive to position manufacturing bases and allocate production in ways that minimize costs and risks from a comprehensive perspective, taking into account such factors as exchange rates, tax policies, labor costs, procurement and logistics.

•

Establish an R&D structure and cultivate technologies that will open future possibilities, by establishing R&D centers in the United States and Europe with the aim of creating continuous innovation in concert with efforts in Japan. In addition, cultivating basic technologies in the medical and industrial equipment fields, areas positioned as next-generation business domains.

•

Achieve optimization of company-wide business processes, by thoroughly utilizing Canon’s company-wide integrated IT systems, pursuing total optimization of all business processes, including development, production, sales and service.

•

Further instill a commitment to “quality first”, by targeting the elimination of quality problems, advancing the methods used to manage material defects and working to embed quality from the upstream stages of product planning and design.

•

Strengthen foundation as an excellent company, by strengthening global management functions and cultivating human resources to lead these reforms, and promoting thorough compliance and executing Canon’s environmental vision based on its newly drafted CSR activity policy.

Office Business Unit

In 2011, despite disruptions in our supply chain due to the Great East Japan Earthquake and collateral events, and notwithstanding a persistently strong yen and the global economic downturn triggered by the Eurozone crisis, Canon was able to maintain its sales of copying machines and MFD businesses on par with the 2010 levels in constant currency.

The importance of providing added value in the form of networking, integration, color printing, multifunction and solutions has grown in the office imaging products business. Canon seeks to maintain its leading position in both the printing and in the office markets.

Canon has matched its business strategy to market trends by strengthening its lineup of digital network MFDs and print-on-demand machines. In 2011, Canon further expanded the imageRUNNER series with the introduction of Canon’s first mid-to-high speed letter-sized devices and low-end ledger-sized models. We also launched the imagePRESS C7010VPS series, a digital color press jointly developed with Océ, integrating Canon’s digital color technology and Océ’s workflow innovation. To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon will continue reinforcing its hardware and software product lineups and solutions capability.

Canon’s laser printer business has a strong market position. However, due to the global economic downturn initiated by Europe, the sense of uncertainty about the future of the market has been heightened.

In the monochrome laser printer market, the transition to a low price category is expected to expand sales in the micro-office/ home office market and in emerging markets.

The color laser printer market is expected to grow over the long term, while temporary negative growth was observed due to the global-scale economic recession. Competition has intensified as competitors have pursued aggressive pricing strategies to establish market share.

Canon is promoting technological development in this market in order to provide competitive products in all categories with a focus on introducing new and improved product offerings to market in a well-timed manner.

In 2011, the large format inkjet printer market has been on a continuous recovery trend, despite the earthquake, the floods in Thailand and the economic downturn in developed nations triggered by the Eurozone Crisis. Canon recorded a higher growth rate than the overall industry in large format inkjet printer main unit sales in 2011. This growth is attributable to demand from emerging markets and particularly strong demand from the graphic art market. In the CAD market for large format inkjet printers, unit sales to emerging countries increased primarily due to an expansion in the sales area. In addition, improved penetration in the poster/proof market for large format inkjet printers has been achieved by the launch of eight color models with new pigment ink, LUCIA EX for the graphic art market. Canon expects to continuously introduce competitive large format inkjet printer products currently under development in response to market demand and competitive trends.

Consumer Business Unit

The demand for high-resolution digital photos remained high, and as a result the interchangeable lens digital camera market continued to show robust growth in 2011. By market category, growth remained strong in developed countries, and was particularly robust in Asia outside Japan and other emerging markets, contributing strongly to an overall global growth rate. By product category, the digital single-lens-reflex (“SLR”) camera market showed steady growth, while mirrorless cameras represented a new category stimulating consumer demand.

In terms of interchangeable lens digital cameras, on top of the need for higher resolution and more compact and lightweight sizes, there is also consumer demand for video recording functions which manufacturers are meeting with a full high definition (HD) format and which is becoming a standard feature. We believe there remains considerable room for future growth in this category through development of new products based on state-of-the-art technology. In emerging markets, sales volumes of interchangeable lens digital cameras are increasing rapidly, and there is a pressing need for improvement of sales and support frameworks in these regions.

As for the interchangeable lens market, interchangeable lens digital cameras have made dramatic advances in popularity, and further growth is expected in the future. Canon will continue to endeavor to market products that meet customer needs, such as lenses equipped with image stabilization function, so as to expand sales and market share.

Overall, the compact digital camera market shrank year-on-year due to the ongoing economic stagnation in the developed world, but there was considerable growth led by Southeast Asia and other emerging markets. Notwithstanding the Great East Japan Earthquake and collateral events, as well as the floods in Thailand, Canon managed to maintain a high market share consistent with that of the previous fiscal year. The size of the compact digital camera market in 2012 is expected to be consistent with that of the previous fiscal year in the developed world, while positive growth is expected to continue in emerging markets, adding up to a slight expansion in market size worldwide.

In the digital camera market, Canon faced intense price competition. This combined with the value of the yen remaining at historical highs throughout the year, placed serious constraints on our profit margins. Throughout the industry, there has been a strong tendency toward reliance on EMS (electronic manufacturing services), and intense price competition is expected to continue for the foreseeable future. Canon’s strategies to address these challenges include boosting the added value of products, pressing forward with 100% internal production leveraging the economies of scale that come with being the industry leader, and building an optimum cost structure to combat the pressures of the strong yen.

In the digital video camcorder market, there was at one point rapid diversification on a global scale of recording media such as DVD, HDD and flash memory. During fiscal year 2011, it became clear that flash memory was becoming the dominant format, and that the move toward high definition would continue to progress. Despite the global economic stagnation that began in the second half of 2008, the markets for HD and flash memory have continued to grow steadily year-on-year. At the same time, in the North American market and elsewhere, a new product category, web cameras priced at under $200, has emerged, and sales of such cameras have been increasing. Canon will aim to expand sales in this market with a powerful product lineup including higher added value based around our distinctive high-definition, high-resolution technologies.

In the business-use digital video camcorder field, Canon announced its full-fledged entry into digital high-resolution motion picture production by launching “Cinema EOS System,” which consists of new interchangeable lens digital cinema camcorders. EOS Movie has rapidly expanded the demand for interchangeable lens digital cameras in the digital cinema market. By introducing a new series of interchangeable lens cinema camcorders and cinema lenses to the market as the “Cinema EOS System,” Canon is aiming to solidify its top position in the motion picture production market.

In 2011, we experienced robust growth in the field of projectors for business applications, and in particular the transition to wide format. In this wide-format market, we launched the new install-type WUX4000 prior with great success in 2011. Moving forward, Canon expects to extend its competitive product lineup based around the optical technology on which the company prides itself, and push for expanded sales.

In the field of network cameras for video surveillance and monitoring applications, the fiscal year 2011 showed double-digit growth compared to 2010. In the second half of 2011, Canon introduced four HD-compatible models to the market, building on improvements in image resolution and image analysis technology and industry-wide action command standardization. As a result, Canon achieved double-digit year-on-year growth in terms of both units sold and monetary amount in 2011.

There was gradual recovery overall in the broadcast TV lens market. While specialized demand due to digitalization of broadcast formats, and market growth in emerging economies, contributed to increased revenue, the persistently strong yen and the progressive lowering of equipment prices accompanying downsizing meant that profits in 2011 were nearly flat year-on-year. From 2012 onward, while specialized demand is expected to drop off due to the switchover to digital broadcasting in developed countries, continued market growth in emerging markets means that the overall global market is expected to show gradual expansion.

In 2011, the inkjet printer market was declined slightly compared to 2010 due primarily to downward pressure by the economic stagnation in Europe and other regions, as well as the effect of the Great East Japan Earthquake and the floods in Thailand. Vendors expanded their lineup of products to meet increased demands for cloud solutions and wireless networking functions in this market. In response, Canon enhanced its lineup introducing new models which make printer operation more user-friendly for diversified users. With an advanced printer lineup, Canon expanded its unit sales and its consumables excluding adverse affects from currency fluctuations compared to 2010.

In 2011, the Canon inkjet printer business was adversely affected both in terms of sales and production by the Great East Japan Earthquake and collateral events, as well as the floods in Thailand. Canon was able to limit the affect from the earthquake by implementing expediting recovery actions. In addition, although some factories were forced to close operations as a result of the floods in Thailand, Canon has taken prompt measures to switch production to other factories and implemented recovery measures to restore affected factories. Owing to the swift actions, production at the damaged facilities was resumed within the year.

Industry and Others Business Unit

In fiscal 2011, the semiconductor device market continued to recover strongly from the economic downturn which began in the second half of fiscal 2008. There were noteworthy improvements for semiconductor device market categories such as NAND-flash memories and image sensors, due to strong sales of smartphones and media tablets, as well as the so-called “green” products such LEDs and power devices attracting attention in the environment-related fields. This was partially offset by the fact that DRAM makers tended to reduce equipment procurements in 2011 due to the continuous fall in DRAM prices.

In the market for semiconductor lithography equipment, the recovery trend from 2010 continued and grew strongly in 2011. By the type of lighting source, cutting-edge equipment using ArF immersion now account for roughly one-third of the market as memory makers and foundries have been aggressively investing in miniaturization. At the same time, manufacturers are starting to invest in equipment using i-line for small diameter wafers used in image sensors, power devices and LEDs, as well as for new markets such as 3D mountings for TSV connections.

As a result, our shipments of semiconductor lithography equipment in 2011 significantly increased compared to 2010. By region, sales in South Korea have been increasing steadily, while in Japan demand has significantly increased sales of the equipment for sensors and image devices.

In 2011, the market for LCD lithography equipment remained relatively flat compared to the previous year. The market for LCD lithography equipment under 5.5th generation grew significantly in 2011 from the previous year due to the rapid growth in the markets for smartphones and media tablets. However, the market for LCD lithography equipment over 6th generation decreased in 2011 from the previous year due to weak investment in 2011 resulting from aggressive investment in 2010, and price reductions for large LCD panels. In China, although the 8th generation production lines of LCD panels launched in 2011 led to a significant expansion in the Chinese market, the growth could not fully absorb the effects of decreased demand in the overall LCD lithography equipment market.

In 2011, our shipments of LCD lithography equipment markedly fell compared to the previous year due primarily to the shrinkage of the over 6th generation market, where Canon is particularly competitive, and the delay of development of LCD lithography equipment under 5.5th generation, for which the market has been growing rapidly.

The market for static digital X-ray equipment has been expanding, although competition has become more severe through the entry of computed radiography manufacturers into the market. The medical equipment market in Asia (mainly China) is expanding rapidly, and the static digital X-ray equipment market has followed this trend.

In 2011, Canon’s overall sales in market for static digital X-ray equipment increased steadily compared to the previous fiscal year. The thin and lightweight CXDI-70C Wireless digital radiography system, which we released in 2010, contributed to the increase of sales. We also focused on emerging markets and have been successful in increasing sales there, especially in China. In addition, Canon accelerated sales of CXDI-50RF dynamic/static digital radiography system in Europe and the United States. During 2011, new products, CXDI-401C/G, CXDI-401C/G COMPACT, CXDI-501C/G and CXDI-80C Wireless were launched.

Regarding the ophthalmic products, the optical coherence tomography (“OCT”) market has been expanding year by year. In order to keep pace with these trends, Canon is striving to increase sales by expanding competitive lineup of products to gain the market acceptance.

Our sales of TX-20/TX-20P full auto tonometer, which was released in 2011, and our CR-2 compact non-mydriatic retinal camera increased steadily and contributed to our 2011 result. Moreover, in 2011 we released CR-2 Plus digital non-mydriatic retinal camera with a Fundus Autofluorescence (FAF) mode and aim to increase sales in this market.

Sales in 2011 of document scanners manufactured by Canon Electronics Inc. declined at a level in line with the decline recorded in 2010, primarily due to stagnation in sales of check scanners (i.e., image scanners specialized for scanning bills and checks) to North American financial institutions, which was partially offset by higher sales in Japan, Europe and other regions.

Sales of organic EL display manufacturing equipment made by Canon Tokki Corporation recorded significant gains in 2011 deriving primarily from robust capital investments by organic EL panel manufacturers.

Die bonders made by Canon Machinery Inc. booked lower sales in 2011 as semiconductor manufacturers reduced capital investments, but FA system-related devices recorded a significant sales increase, due primarily to the continuation of strong demand trend which began in 2010 for facilities related to secondary automobile batteries in places like China and South Korea.

In 2011, Canon ANELVA Corporation sales of film deposition equipment for magnetic heads and discs fell, while LED film deposition equipment rose and semiconductor film deposition equipment maintained levels recorded in 2010.

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

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to

30 years in the case of employees with housing loans, and 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥15,245 million at December 31, 2011. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2011.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥4,597	¥2,026	¥2,055	¥398	¥118
Other Long-Term Debt	2,473	1,676	605	164	28
Operating Lease Obligations	72,798	22,259	27,475	12,593	10,471
Purchase commitments for:
Property, Plant and Equipment	66,287	66,287	—	—	—
Parts and Raw Materials	75,823	75,823	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	30,877	30,877	—	—	—

Total	¥252,855	¥198,948	¥30,135	¥13,155	¥10,617

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details. Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2011, accrued product warranty costs amounted to ¥11,691 million.

At December 31, 2011, commitments outstanding for the purchase of property, plant and equipment were approximately ¥66,287 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥75,823 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During fiscal 2012, Canon expects to contribute ¥21,946 million to its Japanese defined benefit pension plans and ¥8,931 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and corporate auditors of the Company as of March 29, 2012 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ*

Toshiaki Ikoma (Mar. 5, 1941)	Executive Vice President & CTO (Group Executive of Corporate R&D HQ)	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
		2/1997	President of Texas Instruments Japan Limited
		2/2002	Chairman of the Board of Texas Instruments Japan Limited
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company
Adviser of the Company
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Executive Vice President*
		7/2009	Chief Executive of Optical Products Operations

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kunio Watanabe	Executive Vice President	4/1969	Entered the Company
(Oct. 3, 1944)	(Group Executive of Corporate Planning Development HQ)	4/1995	Group Executive of Corporate Planning Development HQ*
		3/1999	Director
		3/2003	Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ
		3/2008	Senior Managing Director
		3/2012	Executive Vice President*

Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2003	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi	Senior Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009	Senior Managing Director*
		4/2009	Chief Executive of Chemical Products Operations

Shigeyuki Matsumoto	Senior Managing Director	4/1977	Entered the Company
(Nov. 15, 1950)	(Group Executive of Device Technology Development HQ)	1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*

Toshio Honma	Senior Managing Director	4/1972	Entered the Company
(Mar. 10, 1949)	(Chief Executive of L Printer Products HQ, Group Executive of Global Procurement HQ)	4/2001 3/2003	Deputy Chief Executive of i Printer Products HQ Director

		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ*
		3/2008	Managing Director
		3/2012	Senior Managing Director*
		3/2012	Group Executive of Global Procurement HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Masaki Nakaoka	Senior Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director
		3/2012	Senior Managing Director*

Haruhisa Honda	Senior Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of Production Engineering HQ)	4/1995	Senior General Manager of Cartridge Development Center
		3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ
		3/2008	Managing Director
		4/2010	Group Executive of Manufacturing HQ
		7/2011	Group Executive of Production Engineering HQ*
		3/2012	Senior Managing Director*

Hideki Ozawa (Apr. 28, 1950)	Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director*

Masaya Maeda	Managing Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image Communication Products HQ)	1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products HQ*
		3/2010	Managing Director*

Yasuhiro Tani	Director	4/1980	Entered the Company
(Jul. 30, 1956)	(Group Executive of Digital Platform Technology Development HQ)	1/2008	Group Executive of Digital Platform Technology Development HQ*
		4/2008	Executive Officer
		3/2011	Director*

Makoto Araki	Director	4/1978	Entered the Company
(Jul. 16, 1954)	(Group Executive of Information & Communication Systems HQ)	10/2009	Group Executive of Information & Communication Systems HQ*
		4/2010	Executive Officer
		3/2011	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroyuki Suematsu	Director	4/1980	Entered the Company
(Nov. 15, 1955)	(Group Executive of Quality Management HQ, Group Executive of Environment HQ)	4/2007	Chief Executive of Chemical Products Operations
		4/2008	Executive Officer
		4/2009	Deputy Chief Executive of Chemical Products Operations
		1/2010	Deputy Chief Executive of Peripheral Products Operations
		3/2012	Director*
		3/2012	Group Executive of Quality Management HQ*
		3/2012	Group Executive of Environment HQ*

Shigeyuki Uzawa	Director	12/1986	Entered the Company
(Jan. 30, 1953)	(Chief Executive of Optical Products Operations)	7/2009	Group Executive of Semiconductor Production Equipment Operations
		4/2010	Executive Officer
		7/2010	Deputy Chief Executive of Optical Products Operations
		1/2011	Chief Executive of Optical Products Operations*
		3/2012	Director*

Kenichi Nagasawa	Director	4/1981	Entered the Company
(Jan. 31, 1959)	(Group Executive of Corporate Intellectual Property and Legal HQ)	3/2010	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
		4/2010	Executive Officer
Group Executive of Corporate Intellectual Property and Legal HQ*
		3/2012	Director*

Naoji Otsuka	Director	4/1981	Entered the Company
(Apr. 24, 1958)	(Chief Executive of Inkjet Products Operations)	1/2010	Group Executive of Inkjet Products Development Group
		4/2011	Executive Officer
Deputy Chief Executive of Inkjet Products Operations
		3/2012	Director*
		3/2012	Chief Executive of Inkjet Products Operations*

Shunji Onda (Mar. 13, 1950)	Corporate Auditor	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ
		3/2010	Corporate Auditor*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kengo Uramoto	Corporate Auditor	4/1978	Entered the Company
(Aug. 23, 1953)		10/2007	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2008	Executive Officer
Group Executive of Human Resources Management & Organization HQ
		1/2009	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2010	Group Executive of Human Resources Management & Organization HQ
		4/2012	Corporate Auditor*

Tadashi Ohe	Corporate Auditor	4/1969	Registration as a lawyer*
(May 20, 1944)		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Corporate Auditor*

Kazunori Watanabe (Oct. 9, 1950)	Corporate Auditor	9/1978	Registration as a Certified Public Accountant*
		8/2008	Senior Executive of Ernst & Young ShinNihon LLC
		3/2010	Corporate Auditor*

Kuniyoshi Kitamura (Apr. 8, 1956)	Corporate Auditor	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Network Service Management Department of
The Dai-Ichi Mutual Life Insurance Co.
		4/2004	General Manager of Corporate Relations Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2006	General Manager of Research Department of
The Dai-Ichi Mutual Life Insurance Co.
		11/2007	General Manager of Corporate Planning Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2009	General Manager of Corporate Relations Department No.8 of
The Dai-Ichi Mutual Life Insurance Co.
		3/2010	Corporate Auditor*

Term

All directors and corporate auditors are elected by the shareholders at their general meeting.

The term of office of directors is one year. The current term of all directors expires in March 2012. The term of office of corporate auditors is four years. The current term for Mr. Ohe expires in March 2015, and the current term for Mr. Onda, Mr. Watanabe and Mr. Kitamura, who were elected in the general meeting of shareholders in March 2010, expires in March 2014, and the current term for Mr. Uramoto, who was elected in the general meeting of shareholders in March 2012, expires in March 2016.

Board members and corporate auditors may serve any number of consecutive terms.

There is no arrangement or understanding between any director or corporate auditor and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or corporate auditor.

Board of Directors and Corporate Auditors

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five corporate auditors. Currently the number of board members is 18 and the number of corporate auditors is five. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

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

Under the Corporation Law of Japan and the Company’s articles of incorporation, the board of directors may, by resolution, release current and former directors and corporate auditors from liability for damages resulting from negligence in the fulfillment of their respective duties to the extent permitted by law. Furthermore, the Company may enter into contracts with outside corporate auditors limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 30, 2012, whom are expected to take the assigned positions on April 1, 2012, are listed below.

Name		Position (Group executive/function)
Sachio Kageyama	Senior Executive Officers	Group Executive of Global Manufacturing HQ
Masanori Yamada	Senior Executive Officers	Deputy Chief Executive of Office Imaging Products HQ
Akio Noguchi	Senior Executive Officers	Deputy Chief Executive of Peripheral Products HQ
Seymour Liebman	Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Executive Officers	Deputy Chief Executive of Image Communication Products HQ
Yukiaki Hashimoto	Executive Officers	Group Executive of Medical Equipment Group
Akiyoshi Kimura	Executive Officers	Deputy Chief Executive of Office Imaging Products HQ
Kazuto Ogawa	Executive Officers	President of Canon Canada Inc.
Kenji Kobayashi	Executive Officers	President of Canon France S.A.S
Ryuichi Ebinuma	Executive Officers	Group Executive of Core Technology Development Group
Rokus van Iperen	Executive Officers	Chairman & CEO of Océ N.V.
Yuichi Ishizuka	Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Aitake Wakiya	Executive Officers	Deputy Group Executive of Finance & Accounting HQ
Kazuhiko Noguchi	Executive Officers	Group Executive of External Relations HQ
Kazuto Ono	Executive Officers	Group Executive of Human Resources Management & Organization HQ
Eiji Osanai	Executive Officers	Senior General Manager of Production Engeering Research Laboratory
Hiroaki Takeishi	Executive Officers	Group Executive of Semiconductor Production Equipment Group

B. Compensation

In the fiscal year ended December 31, 2011, Canon paid an aggregate of approximately ¥1,575 million to its directors and corporate auditors. This amount includes bonuses but excludes retirement allowances.

Directors and corporate auditors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and corporate auditors receive lump-sum retirement benefits, subject to shareholder approval.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in fiscal 2011.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	SubTotal	Retirement Allowance	Stock Option	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	¥167	¥32	¥199	¥39	¥34	¥272
Tsuneji Uchida (Director)	Canon Inc.	102	22	124	23	34	181
Toshizo Tanaka (Director)	Canon Inc.	79	18	97	17	30	144
Toshiaki Ikoma (Director)	Canon Inc.	74	16	90	19	27	136
Kunio Watanabe (Director)	Canon Inc.	55	13	68	11	22	101
Yasuo Mitsuhashi (Director)	Canon Inc.	55	13	68	11	22	101

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2011.
(2)	Retirement allowance amounts represent the increased portion of accrued directors’ retirement benefits in fiscal year 2011.
(3)	The stock option amounts represent an expense recognized during fiscal year 2011 determined based on the fair value on the date of grant using the Black-Scholes option pricing model.
(4)	Apart from the remuneration contained in the above table, Océ N.V. paid ¥5 million to Toshizo Tanaka Executive Vice President & CFO as basic compensation. Toshizo Tanaka Executive Vice President & CFO received ¥149 million in aggregate compensation including remuneration from Océ N.V. Compensation amounts from Océ N.V. are translated from euros based on the average rate for fiscal year 2011 of ¥111.10 = Euro 1.

The following three elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year
•	Retirement Allowance: remuneration for the contribution to the Company during tenure

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

The Company has four stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 107th, 108th, 109th and 110th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 28, 2008, March 27, 2009, March 30, 2010, and March 30, 2011. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2011, 2010 and 2009.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2011
Office	99,847	29,874	15,609	19,680	34,684
Consumer	63,105	15,284	2,227	1,827	43,767
Industry and Others	24,779	15,664	1,369	1,232	6,514
Corporate	10,576	9,524	—	—	1,052

Total	198,307	70,346	19,205	22,739	86,017

December 31, 2010
Office	104,173	31,890	16,528	20,278	35,477
Consumer	59,053	16,081	2,157	1,817	38,998
Industry and Others	23,133	13,900	1,497	1,339	6,397
Corporate	11,027	10,083	—	—	944

Total	197,386	71,954	20,182	23,434	81,816

December 31, 2009
Office	79,668	32,561	7,713	9,136	30,258
Consumer	54,543	16,043	2,051	1,796	34,653
Industry and Others	24,220	15,339	1,320	1,072	6,489
Corporate	10,448	9,692	—	—	756

Total	168,879	73,635	11,084	12,004	72,156

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

E. Share ownership

The following table shows the numbers of shares owned by the directors and corporate auditors of the Company as of March 29, 2012. The total is 364,581 shares, constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	108,523
Toshizo Tanaka	Executive Vice President & CFO	20,610
Toshiaki Ikoma	Executive Vice President & CTO	11,000
Kunio Watanabe	Executive Vice President	25,049
Yoroku Adachi	Senior Managing Director	20,297
Yasuo Mitsuhashi	Senior Managing Director	19,057
Shigeyuki Matsumoto	Senior Managing Director	15,052
Toshio Honma	Senior Managing Director	21,552
Masaki Nakaoka	Senior Managing Director	11,900
Haruhisa Honda	Senior Managing Director	18,289
Hideki Ozawa	Managing Director	10,800
Masaya Maeda	Managing Director	9,100
Yasuhiro Tani	Director	5,400
Makoto Araki	Director	2,900
Hiroyuki Suematsu	Director	3,800
Shigeyuki Uzawa	Director	4,600
Kenichi Nagasawa	Director	600
Naoji Otsuka	Director	3,500
Shunji Onda	Corporate Auditor	11,702
Kengo Uramoto	Corporate Auditor	2,750
Tadashi Ohe	Corporate Auditor	33,900
Kazunori Watanabe	Corporate Auditor	2,700
Kuniyoshi Kitamura	Corporate Auditor	1,500

	Total	364,581

The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditors, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 197,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014.

The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditors, listed above, pursuant to the stock option plan approved by the stockholders on March 27, 2009 is 336,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.

The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditor, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2010 is 380,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.

The number of shares that may be subscribed for under rights granted to the Directors and the Corporate Auditor, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2011 is 400,000 shares of common stock. The exercise price of the rights is ¥3,990 per share and the rights are exercisable from May 1, 2013 to April 30, 2017.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2011:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
Japan Trustee Services Bank, Ltd. (Trust Account)	72,376,400	5.4%
The Master Trust Bank of Japan, Ltd. (Trust Account)	69,202,000	5.2%
The Dai-Ichi Mutual Life Insurance Company, Limited	62,360,380	4.7%
Moxley & Co.	37,781,492	2.8%
State Street Bank and Trust Company	28,874,479	2.2%
SSBT 0D05 OMNIBUS ACCOUNT—TREATY CLIENTS	28,458,100	2.1%
JP Morgan Chase Bank 380055	27,327,271	2.1%
State Street Bank and Trust Company	20,548,258	1.5%
Sompo Japan Insurance Inc.	20,189,987	1.5%
Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	18,448,837	1.4%

Notes:

1:	Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)
2:	Apart from the above shares, The Dai-Ichi Mutual Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 132,231,296 shares (9.9% of total issued shares) of treasury stock.
4:	Mizuho Corporate Bank, Ltd. and its four affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 7, 2010 in their joint names and reported that they owned 67,096,536 shares (5.0%) of the Company as of June 30, 2010 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2010.

	As of June 30, 2010
	Number of shares held	Number of shares held / Number of shares issued

Mizuho Corporate Bank, Ltd.	20,123,736	1.5%
Mizuho Bank, Ltd.	11,491,437	0.9%
Mizuho Securities Co., Ltd.	6,701,197	0.5%
Mizuho Trust & Banking Co., Ltd.	26,620,366	2.0%
Dai-Ichi Kangyo Asset Management Co., Ltd. (Subsequently renamed as Mizuho Asset Management Co., Ltd.)	2,159,800	0.1%

Total	67,096,536	5.0%

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2011, 20.2% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 285 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 29, 2012.

In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 11 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2009, 2010, and 2011 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

Refer to Item 18 “Financial Statements.”

Legal proceedings

Other than as described below, neither the Company nor its subsidiaries are involved in any litigation or other legal proceedings that, if determined adversely to the Company or its subsidiaries would individually or in the aggregate have a material adverse effect on the Company or its operations.

•

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Also, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court, in the same way as the decision given in the HP case in September 2010, gave its decision in January 2011 that the case should be reverted back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., insufficient deliberation before judgment on the merits). The hearing of Canon’s case was reverted back to the Federal Supreme Court and it was held in June 2011. During the hearing, the Federal Supreme Court indicated it is possible that Canon’s case would be referred to the European Court of Justice for a preliminary ruling. On July 21, 2011, the Federal Supreme Court delivered its decision to refer this case to the European Court of Justice for its preliminary ruling, upon which the Federal Supreme Court will render its final judgment on this case. The timeline of that proceeding from now on is yet to be known. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008. The timing of the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

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

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecast, planned future investments, free cash flow, and other factors.

In 2011, despite the harsh business environment characterized by the historically strong yen combined with the impact of the quake and floods, Canon was able to achieve net income growth. Additionally, thanks to comprehensive cash flow management, the company realized adequate cash on hand. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥120.00 per share the same amount on an annual basis as was distributed the previous year.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2007 Year	¥7,450	¥5,190	1,823.89	1,417.47	¥18,300.39	¥14,669.85
2008 Year	5,820	2,215	1,461.31	721.53	15,156.66	6,994.90
2009 Year	4,070	2,115	987.27	698.46	10,767.00	7,021.28
2010 1(st) quarter	4,400	3,425	984.06	876.77	11,147.62	9,867.39
2(nd) quarter	4,520	3,260	1,001.77	835.91	11,408.17	9,347.07
3(rd) quarter	3,995	3,205	874.25	800.69	9,807.36	8,796.45
4(th) quarter	4,335	3,590	909.67	799.64	10,394.22	9,123.62
2010 Year	4,520	3,205	1,001.77	799.64	11,408.17	8,796.45
2011 1(st) quarter	4,280	3,310	976.28	725.90	10,891.60	8,227.63
2(nd) quarter	3,945	3,470	874.35	801.78	10,017.47	9,318.62
3(rd) quarter	3,935	3,270	879.48	727.33	10,207.91	8,359.70
4(th) quarter	3,630	3,220	779.08	703.88	9,152.39	8,135.79
2011 Year	4,280	3,220	976.28	703.88	10,891.60	8,135.79

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2011 July	¥3,935	¥3,680	879.48	841.37	¥10,207.91	¥9,824.34
August	3,825	3,355	858.53	740.51	10,040.13	8,619.21
September	3,630	3,270	780.99	727.33	9,098.15	8,359.70
October	3,630	3,370	779.08	724.77	9,152.39	8,343.01
November	3,610	3,220	761.04	703.88	8,946.00	8,135.79
December	3,505	3,370	750.61	712.27	8,729.81	8,272.26
2012 January	3,525	3,230	769.36	722.85	8,911.62	8,349.33
February	3,735	3,255	847.83	754.84	9,866.41	8,780.10

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

	NYSE (Canon Inc.)
	(U.S. dollars)
Period	High	Low
2007 Year	$60.160	$45.680
2008 Year	54.990	24.040
2009 Year	43.950	21.230
2010 1(st) quarter	46.810	38.870
2(nd) quarter	47.540	37.110
3(rd) quarter	47.290	36.800
4(th) quarter	52.150	44.900
2010 Year	52.150	36.800
2011 1(st) quarter	52.300	42.290
2(nd) quarter	48.210	42.150
3(rd) quarter	50.000	42.460
4(th) quarter	47.600	41.700
2011 Year	52.300	41.700

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2011 July	$50.000	$46.740
August	48.760	43.310
September	47.410	42.460
October	47.600	43.360
November	45.550	41.700
December	44.910	42.910
2012 January	45.370	42.460
February	46.030	42.840

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

B. Memorandum and articles of association

Objects and Purposes in the Company’s Articles of Incorporation

The objects and purposes of the Company, as provided in Article 2 of the Company’s Articles of Incorporation, are to engage in the following businesses:

(1)	Manufacture and sale of optical machineries and instruments of various kinds.

(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.

(3)	Manufacture and sale of precision machineries and instruments of various kinds.

(4)	Manufacture and sale of medical machineries and instruments of various kinds.

(5)	Manufacture and sale of general machineries, instruments and equipment of various kinds.

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.

(7)	Production and sale of software products.

(8)	Manufacture and sale of pharmaceutical products.

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business, etc.

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.

(11)	Sale, purchase and leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.

(12)	Manpower providing business, property leasing business and travel business.

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.

(14)	Any and all business relevant to any of the preceding items.

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2011. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

E. Taxation

1. Taxation in Japan

Generally, a non-resident of Japan or non-Japanese corporation (a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but, not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden. Japan’s income tax treaties with Australia, France, The Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. On the other hand, under the Japanese Income Tax Law, the temporary rate of Japanese withholding tax (“Temporary Rate”) applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 7%, a temporary withholding tax rate which is applicable until December 31, 2013 (the applicable period of the Temporary Rate has been extended pursuant to 2011 Japanese tax legislation). Taking this Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares for which the applicable rate is 20%. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2013 for most holders of shares or ADSs who are U.S. residents or corporations, no treaty application is required to be filed. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within

Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

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

As used herein, a “U.S. holder” is a beneficial owner of Canon shares or ADSs who is eligible for the benefits of the Treaty and is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”), or intermediaries in the chain of ownership between the holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.

This discussion assumes that Canon was not a passive foreign investment company for 2011, as described below.

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

Sale and Other Disposition of Canon Shares or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of Canon shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if such holder held the Canon shares or ADSs for more than one year. The amount of a U.S. holder’s gain or loss will be equal to the difference between the U.S. dollar amount realized on the disposition and the U.S. holder’s U.S. dollar tax basis in the Canon shares or ADSs that were disposed of. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitation.

Passive Foreign Investment Company Rules

Canon believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2011 fiscal year. However, since PFIC status depends upon the composition of Canon’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that Canon will not be considered a PFIC for any taxable year. If Canon were treated as a PFIC for any taxable year during which a U.S. holder held Canon shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

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

In addition, if Canon were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% tax rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders who are individuals may be required to report information relating to stock of a non-U.S. person, generally on IRS Form 8938, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on their tax reporting obligations.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2011 and 2010.

Available-for-sale securities

	2011		2010
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥20	¥20	¥1,001	¥1,001
Due after one year through five years	962	926	952	972
Due after five years through ten years	1,646	1,608	2,026	1,981
Equity securities	15,911	17,724	18,288	23,402

	¥18,539	¥20,278	¥22,267	¥27,356

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2011. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2012.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	¥217,566	¥148,478	¥25,411	¥391,455
Estimated fair value	(1,033)	4,796	(80)	3,683
Forwards to buy foreign currencies:
Contract amounts	¥33,081	¥41,935	¥—	¥75,016
Estimated fair value	175	(1,750)	—	(1,575)

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2011, 2010 and 2009. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥457 million, ¥302 million and ¥462 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act are effective at the reasonable assurance level as of December 31,2011.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2011, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Item 16B. Code of Ethics

Canon maintains a “Canon Group Code of Conduct”, or Code of Conduct, applicable to all executives and employees. The Code of Conduct sets forth provisions relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to the provisions of the Code of Conduct. The Board of Directors maintains a “Code of Ethics” as a supplement to the Code of Conduct. This Code of Ethics applies to Canon’s President and Chief Executive Officer, each member of the Board of Directors (which includes the Chief Financial Officer) and general managers belonging to Canon’s accounting headquarters. The Code of Ethics requires full, fair, accurate, timely and understandable disclosure in reports and documents that Canon files with or submits to the SEC and in Canon’s other communications with the public, prompt internal reporting of violations of the Code of Conduct or Code of Ethics, and accountability for adherence to their provisions. Both the Code of Conduct and the Code of Ethics have been filed as exhibits.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2011	Year ended December 31, 2010
	(Millions of yen)
Audit fees	¥2,176	¥2,291
Audit-related fees	59	80
Tax fees	134	89
All other fees	420	305

Total	¥2,789	¥2,765

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

All other fees include fees billed primarily for services rendered with respect to advisory and educational services.

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2011 and 2010.

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

•	the board of corporate auditors maintains a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;
•	the board of corporate auditors is authorized to engage independent counsel and other advisers, as it deems appropriate; and
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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or	(d) Maximum number of shares that may yet be purchased under the plans or
2011	(Shares)	(Yen)	programs	programs
January 1 - January 31	1,317	4,179	—	—
February 1 - February 28	695	4,004	—	—
March 1 - March 31	619	3,763	—	—
April 1 - April 30	1,389	3,591	—	—
May 1 - May 31	3,710,789	3,838	3,709,500	—
June 1 - June 30	9,238,786	3,871	9,238,400	—
July 1 - July 31	501	3,808	—	—
August 1 - August 31	14,059,730	3,556	14,058,800	—
September 1 - September 30	1,299	3,450	—	—
October 1 - October 31	901	3,489	—	—
November 1 - November 30	438	3,425	—	—
December 1 - December 31	485	3,421	—	—

Notes:

(1)	On May 25, a resolution by documents instead of resolution by board meetings authorized the Company to acquire to up to 15 million shares with an aggregate purchase price of ¥50 billion during the period from May 26, 2011 through July 28, 2011.
(2)	On August 11, a resolution by documents instead of resolution by board meetings authorized the Company to acquire to up to 15 million shares with an aggregate purchase price of ¥50 billion during the period from August 12, 2011 through September 16, 2011.
(3)	The Company has completed all of its share repurchase plans or programs listed above by December 31, 2011.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2011, the Company purchased 10,249 shares for a total purchase price of 37,930,900 yen upon requests from holders of shares consisting less than one full unit.

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

The Company’s board of directors nominates candidates for directorships and submits a proposal at the general meeting of shareholders for shareholder approval. Pursuant to the Corporation Law, the shareholders then vote to elect directors at the meeting. The Corporation Law requires that the total amount or calculation method of compensation for directors and corporate auditors be determined by a resolution of the general meeting of shareholders respectively, unless the amount or calculation method is provided under the Articles of Incorporation. As the Articles of Incorporation of the Company do not provide an amount or calculation method, the amount of compensation for the directors and corporate auditors of the Company is determined by a resolution of the general meeting of shareholders. The allotment of compensation for each director from the total amount of compensation is determined by the Company’s board of directors, and the allotment of compensation to each corporate auditor is determined by consultation among the Company’s corporate auditors.

3. Audit Committee

The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established a board of corporate auditors shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3. Pursuant to the requirements of the Corporation Law, the shareholders elect the corporate auditors by resolution of a general meeting of shareholders. The Company currently has five corporate auditors, although the minimum number of corporate auditors required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require corporate auditors to be experts in accounting or to have any other area of expertise. Under the Corporation Law, a board of corporate auditors may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors prepares auditors’ reports and may veto a proposal for the nomination of corporate auditors, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Corporation Law, the half or more of a company’s corporate auditors must be “outside” corporate auditors. These are individuals who are prohibited to have ever been a director, executive officer, manager, or employee of the Company or its subsidiaries. The Company’s current corporate auditor system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporation Law) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside corporate auditors. In addition, all such three outside corporate auditors are also qualified as independent corporate auditors under the regulations of the Japanese stock exchanges. The qualifications for an “outside” or “independent” corporate auditor under the Corporation Law or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 29, 2012

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2011	2010
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥773,227	¥840,579
Short-term investments (Note 2)	125,517	96,815
Trade receivables, net (Note 3)	533,208	557,504
Inventories (Note 4)	476,704	384,777
Prepaid expenses and other current assets (Notes 6,12 and 17)	244,649	250,754

Total current assets	2,153,305	2,130,429
Noncurrent receivables (Note 18)	16,772	16,771
Investments (Note 2)	51,790	81,529
Property, plant and equipment, net (Notes 5, 6 and 9)	1,190,836	1,201,968
Intangible assets, net (Note 8)	138,030	153,021
Other assets (Notes 6, 8, 11 and 12)	379,994	400,102

Total assets	¥3,930,727	¥3,983,820

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥8,343	¥7,200
Trade payables (Note 10)	380,532	383,251
Accrued income taxes (Note 12)	45,900	72,482
Accrued expenses (Notes 11 and 18)	299,422	299,710
Other current liabilities (Notes 5, 12 and 17)	159,651	134,298

Total current liabilities	893,848	896,941
Long-term debt, excluding current installments (Note 9)	3,368	4,131
Accrued pension and severance cost (Note 11)	249,604	197,609
Other noncurrent liabilities (Note 12)	70,240	75,502

Total liabilities	1,217,060	1,174,183

Commitments and contingent liabilities (Note 18)
Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2011 and 2010	174,762	174,762
Additional paid-in capital	401,572	400,425
Legal reserve (Note 13)	59,004	57,930
Retained earnings (Note 13)	3,059,298	2,965,237
Accumulated other comprehensive income (loss) (Note 14)	(481,773)	(390,459)
Treasury stock, at cost; 132,231,296 shares in 2011 and 105,295,975 shares in 2010	(661,731)	(562,113)

Total Canon Inc. stockholders’ equity	2,551,132	2,645,782
Noncontrolling interests	162,535	163,855

Total equity	2,713,667	2,809,637

Total liabilities and equity	¥3,930,727	¥3,983,820

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2011	2010	2009
	(Millions of yen)
Net sales	¥3,557,433	¥3,706,901	¥3,209,201
Cost of sales (Notes 5, 8, 11 and 18)	1,820,670	1,923,813	1,781,808

Gross profit	1,736,763	1,783,088	1,427,393
Operating expenses (Notes 1, 5, 8, 11, 15 and 18):
Selling, general and administrative expenses	1,050,892	1,079,719	905,738
Research and development expenses	307,800	315,817	304,600

	1,358,692	1,395,536	1,210,338

Operating profit	378,071	387,552	217,055
Other income (deductions):
Interest and dividend income	8,432	6,022	5,202
Interest expense	(988)	(1,931)	(336)
Other, net (Notes 1, 2, 17 and 20)	(10,991)	1,220	(2,566)

	(3,547)	5,311	2,300

Income before income taxes	374,524	392,863	219,355
Income taxes (Note 12)	120,415	140,160	84,122

Consolidated net income	254,109	252,703	135,233
Less: Net income attributable to noncontrolling interests	5,479	6,100	3,586

Net income attributable to Canon Inc.	¥248,630	¥246,603	¥131,647

	(Yen)
Net income attributable to Canon Inc. stockholders per share (Note 16):
Basic	¥204.49	¥199.71	¥106.64
Diluted	204.48	199.70	106.64
Cash dividends per share	120.00	120.00	110.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792	¥191,190	¥2,850,982
Equity transactions with noncontrolling interests and other		503					503	(1,376)	(873)
Dividends paid to Canon Inc. stockholders				(135,793)			(135,793)		(135,793)
Dividends paid to noncontrolling interests								(3,326)	(3,326)
Transfer to legal reserve			981	(981)			—		—
Comprehensive income:
Net income				131,647			131,647	3,586	135,233
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					33,340		33,340	30	33,370
Net unrealized gains and losses on securities					2,150		2,150	67	2,217
Net gains and losses on derivative instruments					(1,422)		(1,422)	(1)	(1,423)
Pension liability adjustments					(2,066)		(2,066)	1,121	(945)

Total comprehensive income							163,649	4,803	168,452

Repurchase of treasury stock, net				(12)		(30)	(42)		(42)

Balance at December 31, 2009	174,762	404,293	54,687	2,871,437	(260,818)	(556,252)	2,688,109	191,291	2,879,400
Acquisition of subsidiaries								19,168	19,168
Equity transactions with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)		(136,103)
Dividends paid to noncontrolling interests								(2,827)	(2,827)
Transfer to legal reserve			3,243	(3,243)			—		—
Comprehensive income (loss):
Net income				246,603			246,603	6,100	252,703
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(122,667)		(122,667)	(4,251)	(126,918)
Net unrealized gains and losses on securities					(222)		(222)	76	(146)
Net gains and losses on derivative instruments					833		833	(66)	767
Pension liability adjustments					(6,905)		(6,905)	(2,422)	(9,327)

Total comprehensive income (loss)							117,642	(563)	117,079

Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)		(61,196)

Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637
Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfer to legal reserve			1,074	(1,074)			—		—
Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)

Total comprehensive income							157,316	1,765	159,081

Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)

Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2011	2010	2009
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥254,109	¥252,703	¥135,233
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	261,343	276,193	315,393
Loss on disposal of fixed assets	8,937	21,120	8,215
Impairment loss of fixed assets (Note 5)	598	1,288	15,466
Impairment loss of investments	8,130	23,330	2,398
Equity in (earnings) losses of affiliated companies	7,368	(10,471)	12,649
Deferred income taxes	29,129	29,381	20,712
(Increase) decrease in trade receivables	9,991	(6,671)	48,244
(Increase) decrease in inventories	(109,983)	(17,532)	143,580
Increase (decrease) in trade payables	35,766	115,726	(76,843)
Increase (decrease) in accrued income taxes	(25,653)	25,228	(21,023)
Increase (decrease) in accrued expenses	8,938	77	(9,827)
Increase (decrease) in accrued (prepaid) pension and severance cost	(2,315)	4,147	4,765
Other, net	(16,796)	29,894	12,273

Net cash provided by operating activities	469,562	744,413	611,235
Cash flows from investing activities:

Purchases of fixed assets (Note 5)	(238,129)	(199,152)	(327,983)
Proceeds from sale of fixed assets (Note 5)	3,273	3,303	8,893
Purchases of available-for-sale securities	(2,160)	(10,891)	(3,253)
Proceeds from sale and maturity of available-for-sale securities	1,934	3,910	2,460
Increase in time deposits, net	(34,111)	(80,904)	(11,345)
Acquisitions of subsidiaries, net of cash acquired	29	(55,686)	(2,979)
Purchases of other investments	(373)	(1,955)	(37,981)
Other, net	12,994	(758)	1,944

Net cash used in investing activities	(256,543)	(342,133)	(370,244)
Cash flows from financing activities:

Proceeds from issuance of long-term debt	725	5,902	3,361
Repayments of long-term debt	(4,670)	(5,739)	(6,282)
Increase (decrease) in short-term loans, net	2,466	(74,933)	(280)
Dividends paid	(152,784)	(136,103)	(135,793)
Repurchases of treasury stock, net	(99,766)	(61,196)	(42)
Other, net	(3,484)	(7,828)	(3,343)

Net cash used in financing activities	(257,513)	(279,897)	(142,379)

Effect of exchange rate changes on cash and cash equivalents	(22,858)	(76,838)	17,226

Net change in cash and cash equivalents	(67,352)	45,545	115,838
Cash and cash equivalents at beginning of year	840,579	795,034	679,196

Cash and cash equivalents at end of year	¥773,227	¥840,579	¥795,034

Supplemental disclosure for cash flow information (Note 21):

Cash paid during the year for:
Interest	¥914	¥1,924	¥384
Income taxes	120,696	80,212	82,906

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, consumer products and industry and other products. Office products consist mainly of network digital multifunction devices (“MFDs”), copying machines, laser printers, large format inkjet printers and digital production printers. Consumer products consist mainly of digital single-lens reflex (“SLR”) cameras, compact digital cameras, interchangeable lenses, digital video camcorders, inkjet multifunction printers, single function inkjet printers, image scanners and broadcast equipment. Industry and other products consist mainly of semiconductor lithography equipment, lithography equipment for liquid crystal display (“LCD”) panels, and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2011, 2010 and 2009 were distributed as follows: the Office Business Unit 53.9%, 53.6% and 51.3%, the Consumer Business Unit 36.9%, 37.5% and 40.5%, the Industry and Others Business Unit 11.8%, 11.7% and 11.2%, and elimination between segments 2.6%, 2.8% and 3.0%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 22.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 80.5%, 81.2% and 78.1% of consolidated net sales for the years ended December 31, 2011, 2010 and 2009 were generated outside Japan, with 27.0%, 27.6% and 27.9% in the Americas, 31.3%, 31.6% and 31.0% in Europe, and 22.2%, 22.0% and 19.2% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted 19.3%, 20.1% and 20.0% of consolidated net sales for the years ended December 31, 2011, 2010 and 2009, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 27 plants in Japan and 17 overseas plants which are located in countries or regions such as the United States, Germany, France, Netherlands, Taiwan, China, Malaysia, Thailand and Vietnam.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(d)	Use of Estimates (continued)

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses was a net loss of ¥3,287 million for the year ended December 31, 2011, and were net gains of ¥3,089 million and ¥1,842 million for the years ended December 31, 2010 and 2009, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥204,307 million and ¥249,907 million at December 31, 2011 and 2010, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥1,000 million at December 31, 2010 were also included in cash and cash equivalents. Fair value for these securities approximates their costs.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(g)	Investments (continued)

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

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the lease term, generally from 2 years to 5 years.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(n)	Income Taxes (continued)

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

(p)	Net Income Attributable to Canon Inc. Stockholders per Share

Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income attributable to Canon Inc. by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuances of common stock based on the assumptions that all stock options were exercised.

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

Revenue from sales of office products, such as office network digital MFDs and laser printers, and consumer products, such as digital cameras and inkjet multifunction printers, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

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

For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative selling price if such element meets the criteria for treatment as a separate unit of accounting. Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥81,232 million, ¥94,794 million and ¥78,009 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥43,308 million, ¥56,306 million and ¥45,966 million for the years ended December 31, 2011, 2010 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(u)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(u)	Derivative Financial Instruments (continued)

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

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance (continued)

In June 2011, the FASB issued an amendment which requires presentation of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements, which will be applied retrospectively for all periods presented. Canon will adopt this amended guidance from the quarter beginning January 1, 2012, and does not expect the adoption of this guidance to have a material impact on Canon’s consolidated results of operations and financial condition.

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2011 and 2010 were as follows:

	December 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	¥20	¥—	¥—	¥20

Noncurrent:
Government bonds	¥172	¥—	¥22	¥150
Corporate bonds	569	73	84	558
Fund trusts	1,867	2	43	1,826
Equity securities	15,911	3,200	1,387	17,724

	¥18,519	¥3,275	¥1,536	¥20,258

	December 31, 2010
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Government bonds	¥1	¥—	¥—	¥1
Corporate bonds	1,000	—	—	1,000

	¥1,001	¥—	¥—	¥1,001

Noncurrent:
Government bonds	¥183	¥—	¥22	¥161
Corporate bonds	1,017	42	65	994
Fund trusts	1,778	20	—	1,798
Equity securities	18,288	5,768	654	23,402

	¥21,266	¥5,830	¥741	¥26,355

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at December 31, 2011:

	Cost	Fair value
	(Millions of yen)
Due within one year	¥20	¥20
Due after one year through five years	962	926
Due after five years through ten years	1,646	1,608

	¥2,628	¥2,554

Gross realized gains were ¥204 million, ¥641 million and ¥277 million for the years ended December 31, 2011, 2010 and 2009, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥4,281 million, ¥1,961 million and ¥2,482 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥125,497 million and ¥95,814 million at December 31, 2011 and 2010, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,583 million and ¥26,475 million at December 31, 2011 and 2010, respectively. Investments with an aggregate cost of ¥14,583 million and ¥24,053 million were not evaluated for impairment at December 31, 2011 and 2010, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥15,776 million and ¥26,817 million at December 31, 2011 and 2010, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were losses of ¥7,368 million, earnings of ¥10,471 million and losses of ¥12,649 million for the years ended December 31, 2011, 2010 and 2009, respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2011	2010
	(Millions of yen)
Notes	¥16,739	¥15,441
Accounts	528,032	556,983

	544,771	572,424
Less allowance for doubtful receivables	(11,563)	(14,920)

	¥533,208	¥557,504

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4.	Inventories

Inventories are summarized as follows:

	December 31
	2011	2010
	(Millions of yen)
Finished goods	¥291,023	¥232,584
Work in process	166,076	116,679
Raw materials	19,605	35,514

	¥476,704	¥384,777

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2011	2010
	(Millions of yen)
Land	¥268,493	¥266,631
Buildings	1,367,187	1,320,121
Machinery and equipment	1,499,331	1,439,246
Construction in progress	94,507	85,673

	3,229,518	3,111,671
Less accumulated depreciation	(2,038,682)	(1,909,703)

	¥1,190,836	¥1,201,968

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was ¥210,179 million, ¥232,327 million and ¥277,399 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥47,690 million and ¥23,306 million at December 31, 2011 and 2010, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2011	2010
	(Millions of yen)
Total minimum lease payments receivable	¥204,326	¥215,925
Unguaranteed residual values	8,195	11,120
Executory costs	(2,275)	(2,063)
Unearned income	(24,955)	(27,891)

	185,291	197,091
Less allowance for doubtful receivables	(7,039)	(7,983)

	178,252	189,108
Less current portion	(66,337)	(71,500)

	¥111,915	¥117,608

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2011	2010
	(Millions of yen)
Balance at beginning of year	¥7,983	¥9,023
Charge-offs	(1,937)	(3,103)
Provision	2,052	1,995
Other	(1,059)	68

Balance at end of year	¥7,039	¥7,983

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2011 and 2010 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2011 and 2010 was ¥75,391 million and ¥63,239 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2011 and 2010 was ¥54,791 million and ¥43,829 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2011.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2012	¥80,411	¥7,610
2013	58,396	2,367
2014	37,177	2,045
2015	19,317	1,632
2016	8,486	1,559
Thereafter	539	248

	¥204,326	¥15,461

7.	Acquisitions

In March 2010, Canon acquired 45.2% of the total outstanding shares of Océ N.V. (“Océ”), which is listed on NYSE Euronext Amsterdam, principally through a fully self-funded public cash tender offer for consideration of ¥50,374 million, in addition to the 22.9% interest Canon held before the public cash tender offer. In addition, Canon acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥8,027 million. As a result, Canon’s aggregate interest represents 87.2 % of the total outstanding shares of Océ. The fair value of the 12.8% noncontrolling interest in Océ of ¥18,245 million was measured based on the quoted price of Océ’s common stock on the acquisition date.

The acquisition was accounted for using the acquisition method. Prior to the March 2010 acquisition date, Canon accounted for its 22.9% interest in Océ using the equity method. The acquisition-date fair value of the previous equity interest of ¥25,508 million was remeasured using the quoted price of Océ’s common stock on the acquisition date and included in the measurement of the total acquisition consideration. In connection with the acquisition, Canon repaid ¥55,378 million of Océ’s existing bank debt and ¥22,936 million of Océ’s existing United States Private Placement notes, which are included in decrease in short-term loans in the consolidated statement of cash flows.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

(Millions of yen)
Current assets	¥122,248
Property, plant and equipment	51,156
Intangible assets	56,297
Goodwill	77,253
Other noncurrent assets	42,658

Non-current assets	227,364

Total acquired assets	349,612
Total assumed liabilities	247,458

Net assets acquired	¥102,154

Intangible assets acquired, which are subject to amortization, consist of customer relationships of ¥32,747 million, patented technologies of ¥11,316 million, and other intangible assets of ¥12,234 million. Canon has estimated the amortization period for the customer relationships and patented technologies to be 5 years and 3 years, respectively. The weighted average amortization period for all intangible assets is approximately 4.4 years.

Goodwill recognized, which is assigned to the Office Business Unit for impairment testing, is attributable primarily to expected synergies from combining operations of Océ and Canon. None of the goodwill is expected to be deductible for income tax purposes.

The amount of net sales of Océ included in Canon’s consolidated statement of income from the acquisition date for the year ended December 31, 2010 was ¥246,518 million.

The unaudited pro forma net sales as if Océ had been included in Canon’s consolidated statements of income from the beginning of the years ended December 31, 2010 and 2009 were ¥3,772,425 million and ¥3,554,316 million, respectively. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

Canon acquired businesses other than those described above during the years ended December 31, 2011, 2010, and 2009 that were not material to its consolidated financial statements.

8.	Goodwill and Other Intangible Assets

Intangible assets developed or acquired during the year ended December 31, 2011 totaled ¥35,994 million, which are subject to amortization and primarily consist of software of ¥33,217 million, which is mainly for internal use. The weighted average amortization period for software and intangible assets in total is approximately 4 years and 5 years, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The components of intangible assets subject to amortization at December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	¥205,235	¥115,131	¥200,245	¥109,200
Customer relationships	34,957	18,724	37,637	12,107
Patented technologies	24,342	13,317	25,425	9,377
License fees	20,425	12,867	22,108	14,436
Other	19,235	6,857	16,686	4,641

	¥304,194	¥166,896	¥302,101	¥149,761

Aggregate amortization expense for the years ended December 31, 2011, 2010 and 2009 was ¥51,164 million, ¥43,866 million and ¥37,994 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥44,931 million in 2012, ¥33,864 million in 2013, ¥23,759 million in 2014, ¥11,482 million in 2015, and ¥6,134 million in 2016.

Intangible assets not subject to amortization other than goodwill at December 31, 2011 and 2010 were not significant.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

The changes in the carrying amount of goodwill by segment, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2011 and 2010 were as follows:

	Year ended December 31, 2011
	Office	Consumer	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥107,301	¥12,386	¥5,502	¥125,189
Translation adjustments and other	(5,241)	(298)	(629)	(6,168)

Balance at end of year	¥102,060	¥12,088	¥4,873	¥119,021

	Year ended December 31, 2010
	Office	Consumer	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥39,845	¥13,303	¥2,723	¥55,871
Goodwill acquired during the year	79,156	—	3,719	82,875
Translation adjustments and other	(11,700)	(917)	(940)	(13,557)

Balance at end of year	¥107,301	¥12,386	¥5,502	¥125,189

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2011 and 2010 were ¥4,641 million and ¥2,071 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2011 and 2010 were 2.72% and 1.46%, respectively.

Long-term debt consisted of the following:

	December 31
	2011	2010
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2020; bearing weighted average interest of 1.68% and 1.83% at December 31, 2011 and 2010, respectively	¥1,297	¥1,013
0.75% Japanese yen notes, due 2012	1,020	—
0.84% Japanese yen notes, due 2013	156	—
Capital lease obligations	4,597	8,247

	7,070	9,260
Less current portion	(3,702)	(5,129)

	¥3,368	¥4,131

The aggregate annual maturities of long-term debt outstanding at December 31, 2011 were as follows:

(Millions of yen)
Year ending December 31:
2012	¥3,702
2013	1,528
2014	1,132
2015	457
2016	105
Thereafter	146

¥7,070

Certain property, plant and equipment with a net book carrying value of ¥2,913 million at December 31, 2011 were mortgaged primarily to secure loans from banks.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2011	2010
	(Millions of yen)
Notes	¥16,519	¥13,676
Accounts	364,013	369,575

	¥380,532	¥383,251

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

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2011, 2010 and 2009 were ¥12,511 million, ¥11,780 million and ¥9,148 million, respectively.

Obligations and funded status

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥593,274	¥551,320	¥261,130	¥94,170
Service cost	25,875	23,331	5,756	5,660
Interest cost	12,354	12,636	12,748	11,792
Plan participants’ contributions	—	—	2,680	2,460
Amendments	(1,913)	(423)	—	(149)
Actuarial (gain) loss	14,845	22,290	3,872	(5,946)
Benefits paid	(17,511)	(15,880)	(8,234)	(7,458)
Acquisition	—	—	—	198,754
Foreign currency exchange rate changes	—	—	(15,822)	(38,153)

Benefit obligations at end of year	626,924	593,274	262,130	261,130
Change in plan assets:
Fair value of plan assets at beginning of year	460,090	457,208	197,835	75,058
Actual return on plan assets	(17,285)	4,533	2,335	19,307
Employer contributions	22,282	13,283	8,228	8,152
Plan participants’ contributions	—	—	2,680	2,460
Benefits paid	(16,351)	(14,934)	(8,201)	(7,413)
Acquisition	—	—	—	128,043
Foreign currency exchange rate changes	—	—	(10,844)	(27,772)

Fair value of plan assets at end of year	448,736	460,090	192,033	197,835

Funded status at end of year	¥(178,188)	¥(133,184)	¥(70,097)	¥(63,295)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in the consolidated balance sheets at December 31, 2011 and 2010 are as follows:

	0(000,000)	0(000,000)	0(000,000)	0(000,000)
	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
	(Millions of yen)
Other assets	¥54	¥345	¥1,397	¥1,318
Accrued expenses	—	—	(132)	(533)
Accrued pension and severance cost	(178,242)	(133,529)	(71,362)	(64,080)

	¥(178,188)	¥(133,184)	¥(70,097)	¥(63,295)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2011 and 2010 before the effect of income taxes are as follows:

	0(000,000)	0(000,000)	0(000,000)	0(000,000)
	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
	(Millions of yen)
Actuarial loss	¥291,778	¥257,625	¥16,095	¥3,538
Prior service credit	(130,712)	(142,473)	(345)	(486)
Net transition obligation	—	722	—	—

	¥161,066	¥115,874	¥15,750	¥3,052

The accumulated benefit obligation for all defined benefit plans was as follows:

	0(000,000)	0(000,000)	0(000,000)	0(000,000)
	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
	(Millions of yen)
Accumulated benefit obligation	¥595,689	¥565,406	¥238,675	¥216,239

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	0(000,000)	0(000,000)	0(000,000)	0(000,000)
	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥622,645	¥589,391	¥259,517	¥258,326
Fair value of plan assets	444,403	455,862	188,023	193,713
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥591,830	¥559,468	¥160,941	¥144,225
Fair value of plan assets	444,403	453,342	111,527	122,590

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2011, 2010 and 2009 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2011	2010	2009	2011	2010	2009
	(Millions of yen)
Service cost	¥25,875	¥23,331	¥21,759	¥5,756	¥5,660	¥2,426
Interest cost	12,354	12,636	12,535	12,748	11,792	4,251
Expected return on plan assets	(16,485)	(16,591)	(15,808)	(12,112)	(10,540)	(4,211)
Amortization of net transition obligation	722	722	722	—	—	—
Amortization of prior service credit	(13,674)	(13,878)	(13,650)	(93)	(116)	(98)
Amortization of actuarial loss	14,462	14,545	13,923	621	1,050	1,014

	¥23,254	¥20,765	¥19,481	¥6,920	¥7,846	¥3,382

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2011 and 2010 are summarized as follows:

	Japanese plans		Foreign plans
	Years ended December 31		Years ended December 31
	2011	2010	2011	2010
	(Millions of yen)
Current year actuarial (gain) loss	¥48,615	¥34,348	¥13,649	¥(14,713)
Amortization of actuarial loss	(14,462)	(14,545)	(621)	(1,050)
Prior service credit due to amendments	(1,913)	(423)	—	(149)
Amortization of prior service credit	13,674	13,878	93	116
Amortization of net transition obligation	(722)	(722)	—	—

	¥45,192	¥32,536	¥13,121	¥(15,796)

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Prior service credit	¥(13,137)	¥(130)
Actuarial loss	16,708	986

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2011	2010	2011	2010
Discount rate	1.9%	2.1%	4.6%	4.9%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.4%	2.9%

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2011	2010	2009	2011	2010	2009
Discount rate	2.1%	2.3%	2.4%	4.9%	4.9%	5.3%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.9%	2.8%	3.1%
Expected long-term rate of return on plan assets	3.6%	3.6%	3.7%	5.7%	6.1%	6.2%

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

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2011 and 2010, by asset category, are as follows:

	December 31, 2011
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥37,875	¥—	¥—	¥37,875	¥—	¥—	¥—	¥—
Foreign companies	4,804	—	—	4,804	3,779	—	—	3,779
Pooled funds (b)	—	82,380	—	82,380	—	47,779	—	47,779
Debt securities:
Government bonds (c)	17,951	—	—	17,951	2,326	—	—	2,326
Municipal bonds	—	864	—	864	—	19	—	19
Corporate bonds	—	8,170	—	8,170	—	—	—	—
Pooled funds (d)	—	190,832	—	190,832	—	92,653	—	92,653
Mortgage backed securities (and other asset backed securities)	—	4,842	—	4,842	—	2,726	—	2,726
Life insurance company general accounts	—	92,700	—	92,700	—	—	—	—
Other assets	—	7,171	1,147	8,318	—	42,751	—	42,751

	¥60,630	¥386,959	¥1,147	¥448,736	¥6,105	¥185,928	¥—	¥192,033

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

	December 31, 2010
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥50,177	¥—	¥—	¥50,177	¥—	¥—	¥—	¥—
Foreign companies	5,352	—	—	5,352	3,474	—	—	3,474
Pooled funds (f)	—	90,597	—	90,597	—	80,666	—	80,666
Debt securities:
Government bonds (g)	9,687	—	—	9,687	2,074	—	—	2,074
Municipal bonds	—	323	—	323	—	—	—	—
Corporate bonds	—	6,518	—	6,518	—	—	—	—
Pooled funds (h)	—	194,286	—	194,286	—	104,650	—	104,650
Mortgage backed securities (and other asset backed securities)	—	1,980	—	1,980	—	232	—	232
Life insurance company general accounts	—	91,610	—	91,610	—	—	—	—
Other assets	—	8,521	1,039	9,560	—	6,739	—	6,739

	¥65,216	¥393,835	¥1,039	¥460,090	¥5,548	¥192,287	¥—	¥197,835

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,129 million.
(b)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 30% Japanese government bonds and 70% foreign government bonds.
(d)	These funds invest in approximately 75% Japanese government bonds, 15% foreign government bonds, 5% Japanese municipal bonds, and 5% corporate bonds for Japanese plans. These funds invest in approximately 40% foreign government bonds and 60% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,044 million.
(f)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 50% Japanese government bonds and 50% foreign government bonds.
(h)	These funds invest in approximately 60% Japanese government bonds, 20% foreign government bonds, 10% Japanese municipal bonds, and 10% corporate bonds for Japanese plans. These funds invest in approximately 40% foreign government bonds and 60% corporate bonds for foreign plans.

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

The fair value of Level 3 assets, consisting of hedge funds, was ¥1,147 million and ¥1,039 million at December 31, 2011 and 2010, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2011 and 2010 were not significant.

Contributions

Canon expects to contribute ¥21,946 million to its Japanese defined benefit pension plans and ¥8,931 million to its foreign defined benefit pension plans for the year ending December 31, 2012.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)
Year ending December 31:
2012	¥15,100	¥8,750
2013	16,137	8,542
2014	17,301	8,763
2015	19,160	9,228
2016	20,893	9,993
2017 – 2021	130,449	60,255

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2011
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥287,592	¥86,932	¥374,524

Income taxes:
Current	¥67,671	¥23,615	¥91,286
Deferred	21,047	8,082	29,129

	¥88,718	¥31,697	¥120,415

	Year ended December 31, 2010
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥302,965	¥89,898	¥392,863

Income taxes:
Current	¥78,359	¥32,420	¥110,779
Deferred	35,496	(6,115)	29,381

	¥113,855	¥26,305	¥140,160

	Year ended December 31, 2009
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥130,857	¥88,498	¥219,355

Income taxes:
Current	¥45,079	¥18,331	¥63,410
Deferred	15,415	5,297	20,712

	¥60,494	¥23,628	¥84,122

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2011, 2010 and 2009.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate will be reduced from approximately 40% to 38% effective from the year beginning January 1, 2013, and to approximately 35% effective from the year beginning January 1, 2016 thereafter. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2013 to December 31, 2015 is approximately 38% and for periods subsequent to December 31, 2015 the rate is approximately 35%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to ¥6,599 million and have been reflected in income taxes in the consolidated statement of income for the year ended December 31, 2011.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2011	2010	2009
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.6	0.8	0.9
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(4.3)	(3.5)	(5.4)
Tax credit for research and development expenses	(3.9)	(5.1)	(2.8)
Change in valuation allowance	(0.5)	2.8	5.4
Effect of enacted changes in tax laws and rates on Japanese tax	1.8	—	—
Other	(1.5)	0.7	0.2

Effective income tax rate	32.2%	35.7%	38.3%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2011	2010
	(Millions of yen)
Prepaid expenses and other current assets	¥61,961	¥69,197
Other assets	130,582	136,727
Other current liabilities	(1,735)	(2,149)
Other noncurrent liabilities	(43,542)	(47,827)

	¥147,266	¥155,948

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below:

	December 31
	2011	2010
	(Millions of yen)
Deferred tax assets:
Inventories	¥18,885	¥23,836
Accrued business tax	3,227	6,200
Accrued pension and severance cost	90,025	78,552
Research and development—costs capitalized for tax purposes	12,898	14,740
Property, plant and equipment	31,624	41,737
Accrued expenses	37,992	35,823
Net operating losses carried forward	31,967	28,373
Other	38,220	52,869

	264,838	282,130
Less valuation allowance	(33,788)	(35,307)

Total deferred tax assets	231,050	246,823

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(6,783)	(8,215)
Net unrealized gains on securities	(1,180)	(2,119)
Tax deductible reserve	(6,385)	(6,038)
Financing lease revenue	(40,878)	(37,353)
Prepaid pension and severance cost	(2,224)	(2,018)
Other	(26,334)	(35,132)

Total deferred tax liabilities	(83,784)	(90,875)

Net deferred tax assets	¥147,266	¥155,948

The net changes in the total valuation allowance were a decrease of ¥1,519 million for the year ended December 31, 2011, and increases of ¥13,119 million and ¥11,371 million for the years ended December 31, 2010 and 2009, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2011.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

At December 31, 2011, Canon had net operating losses which can be carried forward for income tax purposes of ¥116,581 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to twenty years as follows:

(Millions of yen)
Within one year	¥2,588
After one year through five years	5,097
After five years through ten years	37,199
After ten years through twenty years	42,402
Indefinite period	29,295

Total	¥116,581

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥18,112 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2011 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2011, such undistributed earnings of these subsidiaries were ¥869,064 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2011	2010	2009
	(Millions of yen)
Balance at beginning of year	¥6,035	¥13,235	¥12,689
Additions for tax positions of the current year	149	73	—
Additions for tax positions of prior years	431	805	1,442
Reductions for tax positions of prior years	(2,139)	(8,354)	(1,106)
Settlements with tax authorities	(1,264)	(2,471)	—
Additions from acquisitions	—	4,066	—
Other	(279)	(1,319)	210

Balance at end of year	¥2,933	¥6,035	¥13,235

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥2,809 million and ¥6,035 million at December 31, 2011 and 2010, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future period. Based on each of the items of which Canon is aware at December 31, 2011, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2011 and 2010, and interest and penalties included in income taxes for the years ended December 31, 2011, 2010 and 2009 are not material.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2010. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2003. In other major foreign tax jurisdictions, including the United States and Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2004 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2003 in major foreign tax jurisdictions.

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2011, 2010 and 2009 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2011 did not reflect current year-end dividends in the amount of ¥72,092 million which were approved by the stockholders in March 2012.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,223,401 million at December 31, 2011.

Retained earnings at December 31, 2011 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥16,217 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2011	2010	2009
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(325,612)	¥(202,628)	¥(235,968)
Adjustments for the year	(53,251)	(122,984)	33,340

Balance at end of year	(378,863)	(325,612)	(202,628)
Net unrealized gains and losses on securities:
Balance at beginning of year	3,020	3,285	1,135
Adjustments for the year	(2,017)	(265)	2,150

Balance at end of year	1,003	3,020	3,285
Net gains and losses on derivative instruments:
Balance at beginning of year	917	71	1,493
Adjustments for the year	(462)	846	(1,422)

Balance at end of year	455	917	71
Pension liability adjustments:
Balance at beginning of year	(68,784)	(61,546)	(59,480)
Adjustments for the year	(35,584)	(7,238)	(2,066)

Balance at end of year	(104,368)	(68,784)	(61,546)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(390,459)	(260,818)	(292,820)
Adjustments for the year	(91,314)	(129,641)	32,002

Balance at end of year	¥(481,773)	¥(390,459)	¥(260,818)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2011:
Foreign currency translation adjustments	¥(53,839)	¥(247)	¥(54,086)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,571)	3,010	(4,561)
Reclassification adjustments for gains and losses realized in net income	4,077	(1,632)	2,445

Net change during the year	(3,494)	1,378	(2,116)
Net gains and losses on derivative instruments:
Amount arising during the year	4,221	(1,708)	2,513
Reclassification adjustments for gains and losses realized in net income	(5,006)	2,044	(2,962)

Net change during the year	(785)	336	(449)
Pension liability adjustments:
Amount arising during the year	(59,928)	20,252	(39,676)
Reclassification adjustments for gains and losses realized in net income	2,038	(739)	1,299

Net change during the year	(57,890)	19,513	(38,377)

Other comprehensive income (loss)	¥(116,008)	¥20,980	¥(95,028)

2010:
Foreign currency translation adjustments	¥(128,271)	¥1,353	¥(126,918)
Net unrealized gains and losses on securities:
Amount arising during the year	(2,179)	671	(1,508)
Reclassification adjustments for gains and losses realized in net income	1,320	42	1,362

Net change during the year	(859)	713	(146)
Net gains and losses on derivative instruments:
Amount arising during the year	8,409	(3,573)	4,836
Reclassification adjustments for gains and losses realized in net income	(6,990)	2,921	(4,069)

Net change during the year	1,419	(652)	767
Pension liability adjustments:
Amount arising during the year	(19,170)	8,314	(10,856)
Reclassification adjustments for gains and losses realized in net income	2,323	(794)	1,529

Net change during the year	(16,847)	7,520	(9,327)

Other comprehensive income (loss)	¥(144,558)	¥8,934	¥(135,624)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2009:
Foreign currency translation adjustments	¥35,459	¥(2,089)	¥33,370
Net unrealized gains and losses on securities:
Amount arising during the year	2,231	(1,333)	898
Reclassification adjustments for gains and losses realized in net income	2,205	(886)	1,319

Net change during the year	4,436	(2,219)	2,217
Net gains and losses on derivative instruments:
Amount arising during the year	298	(119)	179
Reclassification adjustments for gains and losses realized in net income	(2,670)	1,068	(1,602)

Net change during the year	(2,372)	949	(1,423)
Pension liability adjustments:
Amount arising during the year	(4,115)	1,891	(2,224)
Reclassification adjustments for gains and losses realized in net income	1,911	(632)	1,279

Net change during the year	(2,204)	1,259	(945)

Other comprehensive income (loss)	¥35,319	¥(2,100)	¥33,219

15.	Stock-Based Compensation

On May 1, 2011, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 912,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year contractual term. The grant-date fair value per share of the stock options granted during the year ended December 31, 2011 was ¥772.

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

The compensation cost recognized for these stock options for the years ended December 31, 2011, 2010 and 2009 was ¥748 million, ¥643 million and ¥564 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model that incorporates the assumptions presented below:

	Years ended December 31
	2011	2010	2009
Expected term of option (in years)	4.0	4.0	4.0
Expected volatility	36.44%	38.00%	40.08%
Dividend yield	3.16%	2.53%	3.51%
Risk-free interest rate	0.44%	0.45%	0.64%

A summary of option activity under the stock option plans as of and for the years ended December 31, 2011, 2010 and 2009 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2009	592,000	¥5,502	3.3	¥—
Granted	954,000	3,287
Forfeited	(34,000)	4,851

Outstanding at December 31, 2009	1,512,000	4,119	3.0	588
Granted	890,000	4,573
Forfeited	(182,000)	3,479

Outstanding at December 31, 2010	2,220,000	4,354	2.5	722
Granted	912,000	3,990
Exercised	(65,800)	3,287
Forfeited	(24,000)	4,282

Outstanding at December 31, 2011	3,042,200	¥4,268	2.0	¥88

Exercisable at December 31, 2011	1,274,200	¥4,257	0.9	¥88

At December 31, 2011, all outstanding option awards were vested or expected to be vested.

A summary of the status of the Company’s nonvested shares at December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	Year ended December 31, 2011
	Shares	Weighted-average grant-date fair value
		(Yen)
Nonvested at January 1, 2011	1,662,000	¥852
Granted	912,000	772
Vested	(782,000)	699
Forfeited	(24,000)	880

Nonvested at December 31, 2011	1,768,000	878

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

At December 31, 2011, there was ¥606 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted average period of 0.84 year. The total fair value of shares vested during the years ended December 31, 2011 and 2010 was ¥547 million and ¥696 million, respectively. Cash received from the exercise of stock options for the year ended December 31, 2011 was ¥216 million.

16.	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2011	2010	2009
	(Millions of yen)
Net income attributable to Canon Inc.	¥248,630	¥246,603	¥131,647

	(Number of shares)
Average common shares outstanding	1,215,832,419	1,234,817,434	1,234,481,836
Effect of dilutive securities:
Stock options	60,552	50,603	—

Diluted common shares outstanding	1,215,892,971	1,234,868,037	1,234,481,836

	(Yen)
Net income attributable to Canon Inc. stockholders per share:
Basic	¥204.49	¥199.71	¥106.64
Diluted	204.48	199.70	106.64

The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2011 and 2010 excludes certain outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income attributable to Canon Inc. stockholders per share for the year ended December 31, 2009 excludes outstanding stock options because the effect would be anti-dilutive.

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

Contract amounts of foreign exchange contracts at December 31, 2011 and 2010 are set forth below:

	December 31
	2011	2010
	(Millions of yen)
To sell foreign currencies	¥391,455	¥466,361
To buy foreign currencies	75,016	48,686

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2011 and 2010.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2011	2010
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥1,325	¥2,487
Liabilities:
Foreign exchange contracts	Other current liabilities	1,270	426

Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2011	2010
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥3,393	¥9,463
Liabilities:
Foreign exchange contracts	Other current liabilities	1,340	487

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2011:
Foreign exchange contracts	¥(785)	Other, net	¥5,006	Other, net	¥(457)
2010:
Foreign exchange contracts	1,419	Other, net	6,990	Other, net	(302)
2009:
Foreign exchange contracts	(2,372)	Other, net	2,670	Other, net	(462)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

		Gain (loss) recognized in income on derivative
		Years ended December 31
	Location	2011	2010	2009
		(Millions of yen)
Foreign exchange contracts	Other, net	¥11,168	¥50,794	¥(8,638)

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated ¥66,287 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥75,823 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,171 million and ¥13,686 million at December 31, 2011 and 2010, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥38,167 million, ¥40,396 million and ¥36,474 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2011 are as follows:

(Millions of yen)
Year ending December 31:
2012	¥22,259
2013	15,843
2014	11,632
2015	7,120
2016	5,473
Thereafter	10,471

Total future minimum lease payments	¥72,798

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

Guarantees (continued)

payments Canon would have had to make in the event of default is ¥15,245 million at December 31, 2011. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2011 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2011 and 2010 are summarized as follows:

	Years ended December 31
	2011	2010
	(Millions of yen)
Balance at beginning of year	¥13,343	¥13,944
Addition	14,296	17,605
Utilization	(14,649)	(14,713)
Other	(1,299)	(3,493)

Balance at end of year	¥11,691	¥13,343

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Also, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court, in the same way as the decision given in the HP case in September 2010, gave its decision in January 2011 that the case should be reverted back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., insufficient deliberation before judgment on the merits). The hearing of Canon’s case was reverted back to the Federal Supreme Court and it was held in June 2011. During the hearing, the Federal Supreme Court indicated it is possible that Canon’s case would be referred to the European Court of Justice for a preliminary ruling. On July 21, 2011, the Federal Supreme Court delivered its decision to refer this case to the European Court of Justice for its preliminary ruling, upon which the Federal Supreme Court will render its final judgment on this case. The timeline of that proceeding from now on is yet to be known. In 2007, an amendment of German copyright law was carried out, and a new law has been effective

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Legal proceedings (continued)

from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008. The timing of the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in the specific matters discussed above and other outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2011 and 2010 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2011		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	¥(7,070)	¥(7,053)	¥(9,260)	¥(9,245)
Foreign exchange contracts:
Assets	4,718	4,718	11,950	11,950
Liabilities	(2,610)	(2,610)	(913)	(913)

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

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At December 31, 2011 and 2010, one customer accounted for approximately 17% and 21% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2011 and 2010.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥204,307	¥—	¥204,307
Available-for-sale (current):
Corporate bonds	20	—	—	20
Available-for-sale (noncurrent):
Government bonds	150	—	—	150
Corporate bonds	—	104	454	558
Fund trusts	151	1,675	—	1,826
Equity securities	17,724	—	—	17,724
Derivatives	—	4,718	—	4,718

Total assets	¥18,045	¥210,804	¥454	¥229,303

Liabilities:
Derivatives	¥—	¥2,610	¥—	¥2,610

Total liabilities	¥—	¥2,610	¥—	¥2,610

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥249,907	¥—	¥249,907
Available-for-sale (current):
Government bonds	1	—	—	1
Corporate bonds	—	—	1,000	1,000
Available-for-sale (noncurrent):
Government bonds	161	—	—	161
Corporate bonds	—	44	950	994
Fund trusts	10	1,788	—	1,798
Equity securities	23,402	—	—	23,402
Derivatives	—	11,950	—	11,950

Total assets	¥23,574	¥263,689	¥1,950	¥289,213

Liabilities:
Derivatives	¥—	¥913	¥—	¥913

Total liabilities	¥—	¥913	¥—	¥913

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2011 and 2010.

	Years ended December 31
	2011	2010
	(Millions of yen)
Balance at beginning of year	¥1,950	¥1,340
Total gains or losses (realized or unrealized):
Included in earnings	(2)	(79)
Included in other comprehensive income (loss)	(12)	(7)
Purchases, issuances, and settlements	(1,482)	696

Balance at end of year	¥454	¥1,950

Gains and losses included in earnings are mainly related to corporate bonds still held at December 31, 2011 and 2010, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended December 31, 2011, equity securities accounted for by the equity method with a carrying amount of ¥3,577 million were written down to their fair value of zero, resulting in an other-than-temporary impairment charge of ¥3,577 million, which was included in earnings. Equity securities accounted for by the equity method were classified as Level 3 instruments and valued based on an income approach using unobservable inputs such as projected income of the investment.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Supplemental Cash Flow Information

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

22.	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office network digital MFDs / Color network digital MFDs / Personal-use network digital MFDs / Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers / Large format inkjet printers / Digital production printers

Consumer Business Unit:	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / Inkjet multifunction printers / Single function inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:
Net sales:
External customers	¥1,912,112	¥1,311,023	¥334,298	¥—	¥3,557,433
Intersegment	5,831	1,021	86,565	(93,417)	—

Total	1,917,943	1,312,044	420,863	(93,417)	3,557,433
Operating cost and expenses	1,658,678	1,100,750	396,563	23,371	3,179,362

Operating profit	¥259,265	¥211,294	¥24,300	¥(116,788)	¥378,071

Total assets	¥821,782	¥452,809	¥362,638	¥2,293,498	¥3,930,727
Depreciation and amortization	93,196	45,609	29,685	92,853	261,343
Capital expenditures	53,888	48,192	37,648	122,753	262,481

2010:
Net sales:
External customers	¥1,978,945	¥1,389,622	¥338,334	¥—	¥3,706,901
Intersegment	8,324	1,705	94,624	(104,653)	—

Total	1,987,269	1,391,327	432,958	(104,653)	3,706,901
Operating cost and expenses	1,693,947	1,153,262	442,789	29,351	3,319,349

Operating profit (loss)	¥293,322	¥238,065	¥(9,831)	¥(134,004)	¥387,552

Total assets	¥855,893	¥414,022	¥307,029	¥2,406,876	¥3,983,820
Depreciation and amortization	103,548	41,665	37,387	93,593	276,193
Capital expenditures	53,115	36,266	27,105	77,061	193,547

2009:
Net sales:
External customers	¥1,635,056	¥1,299,194	¥274,951	¥—	¥3,209,201
Intersegment	10,020	1,966	83,047	(95,033)	—

Total	1,645,076	1,301,160	357,998	(95,033)	3,209,201
Operating cost and expenses	1,415,680	1,117,668	433,954	24,844	2,992,146

Operating profit (loss)	¥229,396	¥183,492	¥(75,956)	¥(119,877)	¥217,055

Total assets	¥745,646	¥437,160	¥359,635	¥2,305,116	¥3,847,557
Depreciation and amortization	90,878	48,701	60,770	115,044	315,393
Capital expenditures	96,718	27,503	25,644	108,387	258,252

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	(Millions of yen)
Net sales:
Japan	¥694,450	¥695,749	¥702,344
Americas	961,955	1,023,299	894,154
Europe	1,113,065	1,172,474	995,150
Asia and Oceania	787,963	815,379	617,553

Total	¥3,557,433	¥3,706,901	¥3,209,201

Long-lived assets:
Japan	¥1,070,412	¥1,104,949	¥1,205,887
Americas	85,824	69,034	59,273
Europe	83,296	108,160	44,875
Asia and Oceania	89,334	72,846	77,146

Total	¥1,328,866	¥1,354,989	¥1,387,181

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States are ¥779,652 million, ¥836,645 million and ¥793,428 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2011, 2010 and 2009. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:
Net sales:
External customers	¥807,883	¥952,833	¥1,109,256	¥687,461	¥—	¥3,557,433
Intersegment	1,873,157	16,217	4,681	744,179	(2,638,234)	—

Total	2,681,040	969,050	1,113,937	1,431,640	(2,638,234)	3,557,433
Operating cost and expenses	2,273,336	948,593	1,069,489	1,388,580	(2,500,636)	3,179,362

Operating profit	¥407,704	¥20,457	¥44,448	¥43,060	¥(137,598)	¥378,071

Total assets	¥1,236,468	¥250,131	¥427,030	¥442,263	¥1,574,835	¥3,930,727

2010:
Net sales:
External customers	¥854,208	¥1,008,200	¥1,163,452	¥681,041	¥—	¥3,706,901
Intersegment	1,974,591	7,975	3,489	723,423	(2,709,478)	—

Total	2,828,799	1,016,175	1,166,941	1,404,464	(2,709,478)	3,706,901
Operating cost and expenses	2,398,439	993,310	1,126,521	1,357,663	(2,556,584)	3,319,349

Operating profit	¥430,360	¥22,865	¥40,420	¥46,801	¥(152,894)	¥387,552

Total assets	¥1,321,572	¥251,587	¥472,785	¥421,250	¥1,516,626	¥3,983,820

2009:
Net sales:
External customers	¥827,762	¥871,633	¥991,336	¥518,470	¥—	¥3,209,201
Intersegment	1,714,375	1,263	919	534,147	(2,250,704)	—

Total	2,542,137	872,896	992,255	1,052,617	(2,250,704)	3,209,201
Operating cost and expenses	2,288,471	860,863	964,606	1,019,208	(2,141,002)	2,992,146

Operating profit	¥253,666	¥12,033	¥27,649	¥33,409	¥(109,702)	¥217,055

Total assets	¥1,386,511	¥198,094	¥378,477	¥384,795	¥1,499,680	¥3,847,557

23.	Subsequent Event

On February 2, 2012, the Board of Directors of the Company approved and implemented a plan to repurchase up to 16 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from February 3, 2012 to March 19, 2012. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between February 3, 2012 and February 16, 2012 under the aforementioned plan was 14,521,600 shares at a cost of ¥50,000 million.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2011:
Allowance for doubtful receivables
Trade receivables	¥14,920	¥492	¥(3,995)	¥146	¥11,563
Finance receivables	7,983	2,052	(1,937)	(1,059)	7,039
Year ended December 31, 2010:
Allowance for doubtful receivables
Trade receivables	¥11,343	¥787	¥(2,038)	¥4,828	¥14,920
Finance receivables	9,023	1,995	(3,103)	68	7,983
Year ended December 31, 2009:
Allowance for doubtful receivables
Trade receivables	¥9,318	¥3,054	¥(1,474)	¥445	¥11,343
Finance receivables	8,268	3,465	(2,829)	119	9,023

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman & CEO and Executive Vice President & CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman & CEO and Executive Vice President & CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

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
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    March 29, 2012

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman & CEO and Executive Vice President & CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman & CEO and Executive Vice President & CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

Exhibit 101	Definition Linkbase Document