Form 20-F
period 2012-12-31
CANON INC
filed 2013-03-28
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 1,152,791,291 shares of common stock, including 23,359,224 ADSs, were outstanding.

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

Large accelerated filer  ☑            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2012 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 15, 2013, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥95.26 = U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “fiscal 2012” refers to the Company’s fiscal year ended December 31, 2012, and other fiscal years of the Company are referred to in a corresponding manner.

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

Selected financial data *1:	2012	2011	2010	2009	2008
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,479,788	¥3,557,433	¥3,706,901	¥3,209,201	¥4,094,161
Operating profit	323,856	378,071	387,552	217,055	496,074
Net income attributable to Canon Inc.	224,564	248,630	246,603	131,647	309,148
Advertising expenses	83,134	81,232	94,794	78,009	112,810
Research and development expenses	296,464	307,800	315,817	304,600	374,025
Depreciation of property, plant and equipment	211,973	210,179	232,327	277,399	304,622
Increase in property, plant and equipment	270,457	226,869	158,976	216,128	361,988
Long-term debt, excluding current installments	2,117	3,368	4,131	4,912	8,423
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. stockholders’ equity	2,598,026	2,551,132	2,645,782	2,688,109	2,659,792
Total assets	3,955,503	3,930,727	3,983,820	3,847,557	3,969,934

Average number of common shares in thousands	1,173,648	1,215,832	1,234,817	1,234,482	1,255,626

Per share data:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥191.34	¥204.49	¥199.71	¥106.64	¥246.21
Diluted	191.34	204.48	199.70	106.64	246.20
Cash dividends declared	130.00	120.00	120.00	110.00	110.00
Cash dividends declared (U.S.$) *2	$1.498	$1.503	$1.447	$1.196	$1.073

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 15, 2013, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥95.26 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2008	102.85	90.79	110.48	87.84
2009	93.67	93.08	100.71	86.12
2010	87.16	81.67	94.68	80.48
2011	79.43	76.98	85.26	75.72
2012 - Year	80.10	86.64	86.64	76.11
- 1(st) half		79.81	83.78	76.11
- July		78.10	79.95	78.10
- August		78.30	79.50	78.17
- September		77.92	78.96	77.41
- October		79.94	80.04	78.00
- November		82.54	82.54	79.42
- December		86.64	86.64	81.86
2013 - January		91.28	91.28	86.92
- February		92.36	93.64	91.38

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

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

Many of the business areas in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; frequent introduction of new products; short product life cycles; and continued qualitative improvements to current products at stable price levels. If Canon does not make effective transitions from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low marketability due to unsuitable product quality during the introductory period, variations in manufacturing costs, delays of customer purchasing decisions in anticipation of further introductions, uncertainty in predicting customer demand for new offerings and difficulty in effectively managing inventory levels in line with anticipated demand. Moreover, if Canon is unable to respond quickly to unexpected technological innovations with respect to information systems and networks, Canon’s revenue may be significantly affected as a result of delays associated with the incorporation of such new information technologies into existing products and services as well as new offerings.

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

Changes in the print environment may affect Canon’s business

In the business machines market for such products as MFDs, copying machines and printers, customers are increasingly looking for ways to cut costs while protecting the environment. From this perspective, Managed Print Services (MPS), which aim to optimize printing efficiencies in the office, have become popular in recent years. This trend could lead to a decrease in business machine print volumes.

In addition, the popularity of tablet PCs could also lead to a decrease in customer print opportunities. If Canon is unable to supply products and services that respond to these types of market trends, it could result in adverse effects on its operating results.

Canon’s digital camera business operates in a highly competitive environment.

“Mirrorless” cameras are interchangeable lens cameras which, because they do not incorporate a mirror mechanism, are more compact and lightweight than digital single-lens-reflex (“SLR”) cameras. The growth of the mirrorless camera market has the potential to adversely affect the market for digital SLR cameras, in which Canon boasts top market share. If the mirrorless camera market continues to grow and Canon fails to gain a leading share of that market or the digital SLR camera market shrinks relative to that market, our revenues and our overall presence in the camera market may be adversely affected.

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

Because the semiconductor lithography equipment and flat-panel-display (“FPD”) industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

The semiconductor lithography equipment and FPD industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and FPD panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment and FPD lithography equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition.

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

Canon depends on Hewlett-Packard for a significant part of its business. During fiscal 2012, 17.0% of Canon’s net sales were to Hewlett-Packard. As a result, Canon’s business and operating results may be affected by the policies, business and operating results of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.

A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.

A substantial portion of Canon’s business activity is conducted outside Japan, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in such markets, including the following:

•	underdeveloped technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;
•	political turmoil, territorial disputes or unfavorable economic factors;
•	difficulties in recruiting and retaining qualified personnel;
•	potentially adverse tax consequences, including transfer pricing issues and increases in corporate tax rates;
•	longer payment cycles; and
•	unexpected legal or regulatory changes.

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

Canon generally experiences seasonal trends in the sales of its consumer-oriented products. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict short-term demand, placing pressure on Canon’s inventory management and logistics systems. If product supply from Canon exceeds actual demand, excess inventory will put downward pressure on selling prices and raise inefficiency in cash management, potentially reducing Canon’s revenue. Alternatively, if actual demand exceeds the supply of products, Canon’s ability to fulfill orders may be limited, which could adversely affect market share, net sales and increase the risk of unanticipated variations in its operating results.

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

Canon is engaged in alliances, joint ventures, and strategic investments with other companies. Canon also makes strategic acquisitions of other companies. These activities can help to promote Canon’s technological development process and expand its customer base. However, weak business trends or disappointing performance by partners or targets may adversely affect the success of such activities. In addition, the success of such activities may be adversely affected by the inability of Canon and its partners or targets to successfully define and reach common objectives. Even if Canon and its partners or targets succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or targets. Integration of operations may take more time than expected. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on, or reduced recoverability of, the investment, adversely affecting Canon’s operating results and financial position.

In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of competitive business alliances may change the competitive environment of the business areas in which Canon participates, thereby affecting Canon’s future operating results.

Canon’s operating and financing activities expose it to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.

Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies, as well as its margins have been and may continue to be adversely affected by the strength of the yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will generally be favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency business transactions and the yen value of Canon’s foreign currency-denominated equity investments have fluctuated and may continue to fluctuate. Unpredictable fluctuations may have certain effects on Canon’s consolidated financial statements. Moreover, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign subsidiaries and affiliates, which are denominated in various foreign currencies. Furthermore, if the values of certain foreign currencies, such as the U.S. dollar and the euro, weaken significantly against the yen, Canon’s operating results and financial position would be negatively affected. Although Canon strives to mitigate the effects of foreign currency fluctuations arising from its international business activities, Canon’s operating results and financial position could be adversely affected by a strong yen environment. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities.

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

In addition, the increasing levels of precision required of semiconductor lithography equipment and FPD lithography equipment and the resulting increase in the value and size of such equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Because of their precise nature, even a minor shock during the handling and transportation process can potentially cause irreparable damage to such products. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s high-end precision products unmarketable, costs will increase, and Canon may lose sales opportunities and customer confidence.

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

Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters such as earthquake, flood, computer viruses, cyber attacks and terrorist attacks. Although Canon continues to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of such events or developments such as the leakage of harmful substances, shutdowns of information systems, and leakage, falsification and loss of internal databases. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.

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

Furthermore, Canon may incur rework or repair expenses if non-qualifying products are shipped in violation of the “European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment” (“RoHS Directive 2011/65/EU”) or if other legal regulations are not fully followed by parts suppliers. Such extra costs may exceed compensation from parts suppliers or coverage from insurance contracts and could have an adverse effect on Canon’s overall business and operating results.

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

In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other affected individuals or parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes its best efforts to maintain the confidentiality of such information through procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the affected individuals or parties, suffer harm to its reputation or be subject to liabilities or penalties under applicable statutes.

Inadvertent disclosure of confidential information regarding new technology could also have a material adverse effect on Canon’s business.

Canon is subject to risks relating legal proceedings.

Canon is involved in various claims and legal actions arising in the ordinary course of its business. Results of actual and potential litigation are inherently uncertain. An unfavorable result in a legal proceeding could adversely affect Canon’s reputation, financial condition and operating results.

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

In fiscal 2012, 2011, and 2010, Canon’s increases in property, plant and equipment were ¥270,457 million, ¥226,869 million and ¥158,976 million, respectively. In fiscal 2012, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For fiscal 2013, Canon projects an increase in property, plant and equipment of approximately ¥265,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In fiscal 2012, 79.3% of consolidated net sales were generated outside Japan, with approximately 27.0%, 29.1% and 23.2% generated in the Americas, Europe and Asia and Oceania, respectively.

Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.

Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.

Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risk and production costs, Canon has increased its overseas production and the use of local components. Canon has manufacturing subsidiaries in a variety of countries, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand and Vietnam.

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

Products

Canon operates its business in three segments: the “Office Business Unit,” the “Imaging System Business Unit” and the “Industry and Others Business Unit”.

- Office Business Unit -

Canon manufactures, markets and services a wide range of MFDs, office copying machines and personal-use copying machines. Canon also delivers value added to customers through software, services and solutions. In the office market, together with Océ, which Canon consolidated in 2010, Canon is now in a much improved position compared to fiscal 2011 to serve customers in terms of sales coverage, product portfolio and service capabilities and address customer needs in the imaging and document space.

In fiscal 2012, Canon was able to maintain its revenue from sales of MFDs, services and solutions despite the strong yen and the deceleration of the global economy. The consolidation of Océ has brought many strategic assets to Canon, including expertise, resources and innovation.

The office market is subject to rapid change, and customer preferences have been shifting from monochrome to color products and from hardware to services and solutions. In fiscal 2012, Canon enhanced its portfolio with the launch of digital MFDs, the imageRUNNER ADVANCE C 5200 series, a color device, and the monochrome imageRUNNER ADVANCE 6200 and 8200 series. These models are the next-generation imageRUNNER ADVANCE series, a platform of multifunction office systems designed to transform a workflow from a series of individual processes to a continuous, integrated flow of shared information.

Canon offers office MFDs for a wide range of environments from offices to professional graphic arts. The print industry is increasingly turning to short-run, print-on-demand and variable data printing in recent years. In fiscal 2012, Canon introduced the Océ VarioPrint 110/125/135, monochrome digital presses jointly developed with Océ. This system combines Canon’s respective best-of-class strengths, redefining excellence in monochrome printing.

Canon is also marketing software, services and solutions, delivering added-value to its customers. Canon’s application development platform, the Multifunctional Embedded Application Platform (“MEAP”), allows the creation of customized applications for Canon MFDs enabling tight integration into customer’s IT infrastructure. The integration not only boosts productivity but also allows users to take advantage of the power of MFD cloud services. In fiscal 2012, Canon launched some new services as part of the Canon Business Imaging Online (“CBIO”) initiative. CBIO is a global cloud-based platform for implementing additional control solutions such as managing, configuring and monitoring devices remotely for Canon Managed Document Services engagements. It helps customers improve efficiency, reduce total cost of ownership, and enjoy more convenience through services such as form creation and print services. Canon has also introduced imageWare Desktop Version 3 to enhance the imageRUNNER ADVANCE ecosystem.

Canon’s expanded alliance with Hewlett-Packard contributed to its being awarded several large enterprise deals. Canon believes Canon and Hewlett-Packard continue to offer unmatched office workflow solutions that are highly responsive to customer needs in this market.

Canon made Océ a consolidated subsidiary in 2010 to strengthen its printing business. In fiscal 2012, Canon introduced the Océ VarioPrint 110/125/135, monochrome digital presses jointly developed with Océ. The cross selling of Canon’s mutual product portfolios continues to expand as Canon brings to its respective customer bases a richer set of combined offerings. The integration has brought broader channel coverage, complementary assets and capabilities, and incremental sales growth.

To enter the Poster print market, Canon launched a new wide format printer, the Océ ColorWave 650. During a major European fair, Canon introduced Océ InfiniStream, the industry´s fastest liquid toner technology.

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

On a global basis, the production and sales of laser printers dropped drastically in 2009 after Lehman Brothers bankruptcy. In 2010 and 2011, the production and sales returned to positive growth in response to the global economic recovery driven by low-end product expansion. However, the trend returned to negative growth again in 2012 due to the serious recession in Europe and the stagnation of economic growth in many of Canon’s markets, even in emerging countries like China. By such a change of general market trend, the production and sales of Canon’s laser printers declined year-on-year in 2012. The Office Business Unit also includes the related sales of paper and chemicals, service and replacement parts.

- Imaging System Business Unit -

Canon manufactures and markets digital cameras and digital video camcorders, as well as lenses and various related accessories.

The worldwide compact digital camera market declined by 10% year-on-year in fiscal 2012, primarily due to prolonged European debt crisis, slowdown of economic growth in emerging area, anti-Japan demonstration in China, and the rapid penetration of smartphones. Canon maintained its formidable position in the industry by bringing twenty new models to market in 2012. Three new models in particular have contributed to Canon’s sales: the PowerShot ELPH 110 HS, the PowerShot SX 40 HS, and the PowerShot A2300.

In 2012, Canon launched five new camera products (one mirrorless, one entry class, two advanced amateur and one professional). Canon particularly strengthened its product line up in the 35mm full-frame sensor category by introducing three new models: the EOS-1D X, EOS 5D Mark III and EOS 6D.

Canon’s flagship and professional model, the EOS-1D X delivers superior image quality owing to an 18.1 megapixel 35mm full -frame CMOS sensor, adjustable from ISO 100 to 51,200 within its standard range and, permitting shooting of up to twelve frames per second (fps). The EOS-1D X is popular for shooting all manner of sporting and other events around the world.

The EOS 5D Mark III delivers superb image quality, thanks to a new 22.3-megapixel full-frame Canon CMOS sensor, adjustable from ISO 100 to 25,600 within its standard range, a 61-point High Density Reticular Autofocus (AF) System and six fps continuous shooting speed.

The EOS 6D is the world’s lightest and smallest interchangeable lens digital camera equipped with a 35mm full -frame sensor as of November 30, 2012. The EOS 6D, designed for advanced amateurs, is also the first EOS equipped with wireless LAN and GPS capabilities.

Additionally, in the entry class products, the EOS Rebel T4i is equipped with features such as a Vari-angle Touch Screen LCD monitor, a function to facilitate video shooting and an improved fully automatic shooting function. Canon also offers the EOS Rebel T3i in this class.

The EOS M is Canon’s first mirrorless EOS, featuring a small and light body, stylish design and availability in various colors. In addition, owing to Mount Adapter EF-EOS M, the EOS M can use all of Canon’s EF lens.

The market for interchangeable lenses for digital cameras grew robustly as well. Canon has been introducing high-quality, high-performance lenses built on superior technology (e.g., a special “Sub-Wavelength” Coating, multilayer diffractive optical elements and image stabilizers), which Canon believes allowed it to maintain its advantage over the competition in this field, as well as in the digital SINGLE-LENS REFLEX (“SLR”) camera field. In October 2011, the cumulative production of EF lens series interchangeable lenses surpassed 70 million. Including three new products launched in March 2011, the interchangeable lens lineup currently exceeds 60 products. With high expectations for further growth in this market, Canon expects to continue boosting both revenue and market share.

Canon maintains a leading position in the digital video camcorder market, having introduced a series of flash memory models in fiscal 2008 followed by high-end models in fiscal 2009, to successfully promote Canon’s brand reputation for high image quality. In fiscal 2010, Canon added general-purpose models, allowing Canon to cover the full range with flash memory models. In the field of professional camcorders, Canon introduced flash memory models, our “XF” series, in 2010 and 2011 for use in broadcast news, documentary and independent filmmaking. Furthermore, in November 2011, Canon announced its full-fledged entry into digital high-resolution motion picture production by launching “Cinema EOS System” which consists of new interchangeable lens digital cinema cameras featuring a newly developed Super 35mm-equivalent, approximately 8.29 megapixel Complementary Metal–Oxide–Semiconductor (“CMOS”) sensor, EF Lenses and new EF Cinema Lenses lineup. In 2012, “CINEMA EOS SYSTEM” has strengthened its line up with launching new digital cinema cameras capable of recording 4K-resolution video and entry level HD. Despite a continuing slowdown in the overall digital video camcorder market, there is a steady, positive trend in HD and flash memory sales and volume. Canon has been expanding its flash memory model lineups in order to expand sales and to take advantage of this growth of the HD and flash memory markets.

Canon began aggressively expanding its lineup of network cameras used for business surveillance video and monitoring applications in the second half of 2008 and has achieved a reputation for high-quality images due to the strength of its optical performance and video processing technology. This market is expected to expand further through improvements in high-quality imaging and image analysis, both of which are trends that will enable Canon to apply its traditional strengths. In fact Canon launched four new HD products in the second half of 2011 that contribute to societal safety and security.

As the inventor of inkjet printing technology, Canon believes that it continues to provide customers with the best performing inkjet printer models. Canon offers high-performance and high value-added inkjet printers to home, business and professional users. In response to intense competition in the consumer segment, Canon launched a new lineup of printers in fiscal 2012. All of these models feature print heads based on Canon’s Full-photolithography Inkjet Nozzle Engineering (“FINE”) technology, which boosts print speed and image quality up to 9600 x 2400 dpi, and the ChromaLife100+ system, which provides high-quality and long-lasting photographic images using a combination of genuine ink and paper. Canon PIXMA photo printers offer many advanced features, including low profile design, My Image Garden, the Intelligent Touch System, PIXMA Cloud Link and wireless printing, each of which makes printer operation more user friendly for diversified users. With an advanced printer lineup, Canon has increased its unit sales.

In February 2012, Canon started to ship the DreamLabo 5000, the first inkjet production photo printer which incorporates its new “FINE” high-density print head technology to significantly expand the potential of photo print quality. In the autumn of 2011, Canon also introduced professional photo inkjet printers: the PIXMA PRO-10 with a ten-color ink system of pigment-based inks, and the PIXMA PRO-100 with eight dye inks to produce colorful and vivid prints. With the addition of these products, Canon aims to further expand its business leveraging its strength in the photo printing market.

Regarding large-format inkjet printers, although the market slightly decreased in 2012 compared to the previous year, Canon significantly increased its unit sales, launching four new models for the graphic art market. Canon large-format inkjet printers are based on “FINE” head technology and employ its unique image processor, “L-COA,” developed for high-speed, high-resolution printing, and “LUCIA/LUCIA EX” pigment inks, developed for combining the glossiness of dye ink with vivid colors and weather resistance.

Canon markets a wide variety of scanners geared toward a broad spectrum of user needs, including image scanners in the CanoScan LiDE series using a Contact Image Sensor (“CIS”) and scanners with Charge-Coupled Devices (“CCD”) for high resolution. CIS is a close-contact method that allows for a significant reduction in scanner weight and size. Although the scanner market has continued to shrink and has shifted toward MFDs, Canon has maintained a high market share.

Canon is the leader in the market for television lenses used by television stations for live sports, news broadcasts, concerts, dramatic productions and other applications. In 2011, Canon released the XJ95x8.6B high definition zoom lens for outdoor broadcasts. This lens achieves not only the world’s widest angle, but also 95x optical zoom magnification, which has bolstered Canon’s position as the broadcast television lens market leader.

Canon believes its television lenses are easily the most popular for broadcasting all manner of sporting and other events around the world, and continue to deliver thrilling true depictions of events to television viewers, while inspiring viewers and conveying to them a realistic picture of news stories around the world.

Canon’s calculator operations—from development to production to marketing—are centered in Hong Kong. Canon’s tradition of technological innovation began with its focus on personal information products, including calculators with built-in printers and electronic dictionaries. Canon continues to develop appealing personal information products that reflect demand trends.

- Industry and Others Business Unit -

In 2012, the market for semiconductor lithography equipment decreased approximately 30% from the previous year to about 240 units. Equipment investment by chip makers remained low especially in the memory segment primarily because supply continued to outweigh demand in the memory device market. However, image sensor, logic device and automotive device makers steadily increased their equipment investments, drawn by the growing market for smartphones, tablet PCs and hybrid cars. At the same time, some manufacturers-started to invest in i-line steppers for small diameter wafers used in power devices and LEDs, as well as for new markets such as 3D mountings for through silicon Via (“TSV”).

Canon has been rationalizing production systems to more flexibly respond to and match market changes, creating new systems with overall responsibility for each stepper model, and integrating manufacturing and sales functions so that customer needs can be more quickly reflected in development. Through these activities, a “design-in” business style has been taking hold and steady progress is being made in developing and marketing products with high added value. For example, Canon released a new i-line stepper FPA-3030i5+, suitable for the production of green devices such as LEDs and power devices, which currently occupies a high share of the automotive device and LED markets. Canon also released a new KrF stepper FPA-6300ES6a with greatly improved productivity compared to conventional equipment.

In 2012, the market for FPD lithography equipment decreased 40% from the previous year to around 70 units. Such FPD lithography equipment investments generally slowed due to a deterioration in panel makers’ earnings. Overall, the market for 8th generation large-sized panel production declined 60% from the previous year while the market for 5.5-6th generation small-to-mid sized panel production maintained high growth due to the brisk market for smartphones and tablet PCs. Although the market has been shrinking, the MPAsp-H700 series supporting 7th and 8th generation large-sized panels continue to offer high productivity and have contributed to customer production plans by allowing for quick equipment installation at existing production sites. This has helped Canon capture and maintain a commanding share of the FPD lithography equipment market for large-sized panel production. Furthermore, Canon’s sales and service support systems have earned high accolades in China.

Canon expects FPD lithography equipment investments by panel makers to recover in 2013, mainly led by Chinese makers. Canon aims to turn around the market share by revamping its product lineup by including products for small-to-mid-sized panels.

Medical equipment sold by Canon includes X-ray image sensors, X-ray imaging systems, retinal cameras, autorefractometers and image-processing equipment for computerized systems. Canon’s pioneering digital radiography system takes X-ray photography into the digital age.

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

Marketing and distribution

Canon sells its products primarily through subsidiaries organized under regional marketing subsidiaries: Canon Marketing Japan Inc. in Japan; Canon U.S.A., Inc. in North and South America; Canon Europe Ltd. and Canon Europa N.V. in Europe, Russia, Africa and the Middle East; Canon (China) Co., Ltd. in Asia outside Japan; and Canon Australia Pty. Ltd. in Oceania. Each subsidiary is responsible for its own market research and for determining its sales channels, advertising and promotional activities. Each subsidiary provides tailor-made solutions to a diverse range of unique customers and aims to advance Canon’s reputation as a highly trusted brand.

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

Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During fiscal 2012 and fiscal 2011, such sales constituted 17.0% and 19.3%, respectively, of Canon’s consolidated net sales.

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

Prices of some raw materials fluctuate according to market trends. Although Canon is currently focusing on globalizing supplies and improving raw material resource management strategies, and believes that it will be able to continue procuring sufficient quantities of raw materials to meet its needs, there can be no assurance that supply shortages will not occur or that raw materials, such as crude oil, will be available at competitive prices, or at all in the future.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2012	change	2011	change	2010
	(Millions of yen, except percentage data)
Office	¥1,757,575	-8.4%	¥1,917,943	-3.5%	¥1,987,269
Imaging System	1,405,971	7.2	1,312,044	-5.7	1,391,327
Industry and Others	407,840	-3.1	420,863	-2.8	432,958
Eliminations	(91,598)	—	(93,417)	—	(104,653)

Total	¥3,479,788	-2.2%	¥3,557,433	-4.0%	¥3,706,901

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2012	change	2011	change	2010
	(Millions of yen, except percentage data)
Japan	¥720,286	3.7%	¥694,450	-0.2%	¥695,749
Americas	939,873	-2.3	961,955	-6.0	1,023,299
Europe	1,014,038	-8.9	1,113,065	-5.1	1,172,474
Asia and Oceania	805,591	2.2	787,963	-3.4	815,379

Total	¥3,479,788	-2.2%	¥3,557,433	-4.0%	¥3,706,901

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

The competitive environments in which each product group operates are described below:

- Office Business Unit -

The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Holdings, Inc.; Hewlett-Packard Company; Samsung Electronics Co., Ltd.; and Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers of office MFDs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In China, the current market leaders for business machines are Toshiba TEC Corporation, Sharp Corporation and Konica Minolta Holdings, Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels. In the color printing market, Ricoh, Xerox and Konica Minolta have been very aggressive, especially in Europe and the United States, and competition in this market has become fierce.

- Imaging System Business Unit -

In addition to the traditional camera manufacturers, other electrical manufacturers started aggressively launching interchangeable lens digital cameras and related products in fiscal 2011. Nevertheless, Canon has continued to invest aggressively in competitive new products and intends to maintain its leadership position in this market.

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

Except for Japan, where competition is so fierce that expansion of market size is generally possible only by greatly reducing sales prices, average prices in the industry did not decline much in fiscal 2012 from levels seen in the previous year. Nevertheless, prices have been rapidly declining as measured by the standard of specification price value, and the commoditization of products has been progressing. Market contraction and exchange rate fluctuation risks caused by the financial crisis which started in 2008 are having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the number one brand in the industry, along with its economies of scale, in order to maintain profitability.

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

- Industry and Others Business Unit -

There continues to be very stiff competition in the markets for lithography equipment used in the production of semiconductor devices and FPDs. In order to produce lithography equipment that can provide ultra-fine processing, there needs to be an integration of advanced optical, control and system technologies, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and FPD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

Canon has helped its customers to improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, the equipment using i-line has captured a large share of the global market. Canon has also been meeting the needs of image sensor manufacturers by quickly adapting to various unique specifications.

Canon’s FPD lithography equipment for FPD panels with a common platform offering excellent productivity and reliability have captured large shares of the industry-leading South Korean market and the promising Chinese market.

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

Companies to which Canon has granted licenses include:

Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Panasonic Corporation	Electrophotography
Ricoh Company, Ltd.	Electrophotography
Sanyo Electric Co., Ltd	Electronic cameras
Samsung Electronics Co., Ltd.	Laser printers, multifunction printers and facsimile machines
Kyocera Document Solutions Inc.	Electrophotography
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines

Canon has also been granted licenses with respect to patents held by other companies.

Companies that have granted licenses to Canon include:

Jerome H. Lemelson Patent Incentives, Inc.	Computer systems, image recording apparatus and communication apparatus
Energy Conversion Devices, Inc.	Solar battery
Honeywell International Inc.	Camera and video products
Gilbert P. Hyatt U.S. Philips Corporation	Microcomputer
Applied Nanotech Holdings, Inc.	Field Emission Display (“FED”) technology
St. Clair Intellectual Property Consultants, Inc.	Selection of digital camera image format

Canon has also entered into cross-licensing agreements with other major industry participants.

Companies with which Canon has entered into cross-licensing agreements include:

International Business Machines Corporation	Information handling systems
Hewlett-Packard Company	Bubble jet printers
Xerox Corporation	Business machines
Panasonic Corporation	Video tape recorders and video cameras
Eastman Kodak Company	Electrophotography and image processing technology
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Seiko Epson Corporation	Information-related instruments

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

1.	Kyoto Protocol to the United Nations Framework Convention on Climate Change

Fiscal 2012 was the final year of the first commitment period (2008-2012) under the Kyoto Protocol. The Japanese government has called upon the manufacturing, transport, services and household sectors to take further action for energy conservation.

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

Despite the economic downturn, Canon has been working to achieve its voluntary action plan target (which is consistent with the plan of the Japan Electrics and Electronics Industrial Associations) and has been strengthening its group structure to comply with revised environmental laws. Eventually, Canon expects to achieve its target. Canon has been participating in the trial emissions trading scheme and managed through dedicated efforts to achieve the year 2010 target. However, due to the shutdown of nuclear power plants in Japan caused by the severe failure of the Fukushima Dai-ichi nuclear power plant, which was damaged by the great east Japan earthquake and subsequent tsunami disaster in 2011, Canon has still been asked to achieve further electricity savings and energy conservation. These activities including a response to this request could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

2.	Post-Kyoto Initiatives

A framework of Post-Kyoto Protocol (beyond 2012) has been discussed at the Conference of the Parties (“COP”) to the United Nations Framework Convention on Climate Change (UNFCCC). In December 2011, COP17 was held in Durban and member states have agreed to join a second commitment period for the Kyoto Protocol that will expire in 2020, and to fulfill national commitments for the implementation of individual or joint quantified emission reduction plans to achieve the 2020 targets under the Cancun Agreements in 2010. Member states have also launched a new negotiating process of “Future Framework beyond 2020” to reach an agreement that all member states will have the same legal regime to address climate change by 2015. In December 2012, COP18 was held in Doha to discuss the agenda of COP17 in detail. However, negotiations were unsuccessful and most of the agenda was carried over to the forthcoming COP19.

The Japanese government has declared its intention not to participate in the second commitment period of the Kyoto Protocol. Instead, the Japanese government has announced its plan to submit a new emission reduction target for 2020 to COP after establishing a new domestic Climate Change remediation plan, in place of the current 25% greenhouse gas emission reduction target under the Cancun Agreement.

Canon continues to pursue CO2 emission reductions through energy-efficient product design, improvement of logistics and factory operations with due consideration for the above mentioned international developments and the domestic Climate Change remediation plan. However, these efforts could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

3.	Tokyo Metropolitan Government Environmental Protection Ordinance

The Tokyo Metropolitan Government has mandated that the owners of certain large CO2 emitters, including office buildings, reduce CO2 emissions from April 2010. The target for the first compliance period (April 2010 to March 2015) has been set at 8% or 6% (according to the type of building) below base emissions, which can be determined based on the amount of emissions from the building in recent years. In order for the owners of large buildings to fulfill the requirement, they must reduce CO2 emissions from their respective buildings and, if such reduction is insufficient, obtain certain Tokyo Metropolitan Government-sanctioned credits. Canon expects to fulfill the requirement during the first compliance period.

Canon continues to pursue CO2 emission reductions through energy-efficient office operations. However, such efforts could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

4.	Soil Pollution Prevention Law of Japan

A 2010 amendment to the Soil Pollution Prevention Law of Japan tightens certain requirements to survey soil to measure certain pollution levels. If soil pollution exceeds specified limits, a prefecture governor may designate the land as “Measure required area” when effects to human health due to soil pollution (and with exposure to pollutant) are foreseen, and the prefecture governor orders removal of pollutants. When exposures to pollutants are blocked and effects to human health are not foreseen, the area is declared a “designated area for notification of changes of the land character.” The prefecture governor may publicly announce such designation and make the investigation report available upon request. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloroethylene. If an investigation shows that there is a likelihood that soil contamination may affect human health, the prefecture governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations reveal that remedial measures are necessary. These factors could adversely affect Canon’s operating results and financial condition of the sites.

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

These two directives were originally published in the Official Journal of the European Union in 2003, and member states were required to enact laws necessary to comply with these directives by 2004.

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

The WEEE Directive requires that companies selling electrical and electronic equipment bearing their trade names in the European Union must arrange and pay for collection, treatment, recycling, recovery and disposal of their equipment. Canon has become a member company of collective compliance schemes in each member state of the European Union and has achieved the required recycling levels for electrical and electronic equipment waste. The WEEE recast Directive was published on July 24, 2012 and will be applied from February 2014. Due to a change in official interpretation, the scope of products covered may be expanded. Also, the scope of local regulations similar to WEEE tends to be more expansive in such jurisdictions.

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

All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. Registration requires disclosure of information about usage and chemical characteristics. The registration of new chemicals commenced in June 2008. For chemical substances in use before “existing chemicals,” “pre-registration” was accepted from June to December 2008. Substances that were not pre-registered cannot be used until formally registered. Pre-registered substances are subject to compliance with formal registration procedures according to their quantity and hazardous properties. Canon uses some chemicals which are subject to pre-registration requirements and has completed the necessary pre-registrations.

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

The ErP Directive applies in Europe to all energy-using products, although implementing measures for specific product categories have yet to be adopted. Until these implementing measures are adopted, it is difficult to predict the potential effects of the ErP Directive. However, implementing measures with respect to off-mode and standby mode and external power supplies were adopted and applied since 2010. Currently, a horizontal implementing measure covering home and office electric and electronic equipment which can be connected to a network is also under consideration, and is expected to be published in the middle of 2013. For imaging equipment, the industry has made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement and began implementation in 2011. Furthermore, implementing measures for AV equipment including projectors will be finalized after finalizing regulations for networked products described above (2013). Canon is continuing its preparations to comply with the ErP Directive. However, the requirements are expected to be challenging and achieving compliance will likely increase Canon’s costs, especially by required design changes.

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

10.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products

The Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products in February 2006. These measures are modeled on the European Union RoHS Directive described above and regulate six substances: lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyls and polybrominated diphenyl ethers in electronic information products. The measures establish two stages of implementation. Stage 1 is in effect and covers nearly all Canon products.

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

Stage 2 requires that the contents of six regulated substances in specific electronic information products (as specified by the Chinese Government in the “list for emphasized management”) be restricted by limitations similar to the European Union RoHS Directive. A China-specific compulsory product certification system will be introduced for such products. Standards to implement these measures and the “emphasized management list” are under discussion, including with regard to printers.

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

11.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. This regulation concerns the management of recycling and disposal activities with regard to waste electrical and electronic products in the interest of promoting comprehensive utilization of resources and the development of a circular economy. Producers and importers will be required to pay a fee to a government fund. The first list of products falling under the waste electrical and electronic products catalogue has been issued and includes four types of household appliances as well as personal computers. The Regulation of those payment fees described above was enforced on July 1, 2012.

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

Other regulations

Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

During the year ended December 31, 2012, the following Canon affiliates had the transactions with Iran-related organizations. These transactions were conducted in compliance with applicable law in the respective countries.

•

Canon Marketing Japan (“CMJ”), our 57% owned Japanese subsidiary as of December 31, 2012, has a maintenance contract for one copier machine with the Iranian embassy in Tokyo, Japan. This machine was sold by Canon System & Support (“CSS”), a wholly-owned Japanese subsidiary of CMJ, during the year 2005. Relating to this contract, CSS sold one staple cartridge and performed one spot repair during the year 2012. The current contract renews annually. Total gross sales for the contract and activities above during the year 2012 was approximately ¥338 thousand for CMJ and ¥16 thousand for CSS. The net profit was substantially less than that.

•

Canon Marketing (Philippines) Inc., a wholly-owned Filipino subsidiary of Canon Singapore Pte. Ltd. (“CSPL”) which is wholly-owned by Canon Inc., performed a spot repair on one copier machine of the Iranian School operated by the Iranian embassy in Makati, Philippines during the year 2012. Total gross sales for this activity was in foreign currency of approximately ¥52 thousand. The net profit was substantially less than that.

•

Canon Marketing Malaysia Sdn bhd, a wholly-owned Malaysian subsidiary of CSPL, performed maintenance services on two copier machines of Iran Air in Kuala Lumpur, Malaysia. The current contract will expire in January 2017. Total gross sales for this activity during the year 2012 was in foreign currency of approximately ¥220 thousand. The net profit was substantially less than that.

•

Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of CSPL, has a service contract for three copier machines with the Iranian embassy in Bangkok, Thailand. The current contract will expire in October 2014. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥70 thousand. The net profit was substantially less than that.

•

Canon India Pvt Ltd, a wholly-owned Indian subsidiary of CSPL, had sales of one copier machine and has service contracts for six copier machines with the consulate general of Iran in New Delhi and Mumbai, India. The current contract will expire in September 2017. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥407 thousand. The net profit was substantially less than that.

•

Canon Australia Pty. Ltd., a wholly-owned Australian subsidiary, has a service and lease contract for two copier machines with Iranian embassy in Canberra, Australia. The current contract will expire in November 2016. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥380 thousand. The net profit was substantially less than that.

•

Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., had indirect sales transactions through an independent distributor in Dubai, United Arab Emirates (“U.A.E.”) for broadcast products such as TV camera lenses and related products of Islamic Republic of Iran Broadcasting. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥48,475 thousand. The net profit was substantially less than that.

•

Canon Deutschland GmbH, a wholly-owned German subsidiary of CENV, has a service contract for three copier machines with the consulate general of Iran in Munich, Germany. This contract started from August 2008 and will expire in July 2013. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥96 thousand. The net profit was substantially less than that.

•

Canon (Austria) GmbH, a wholly-owned Austrian subsidiary of CENV, has a rental contract for one copier machine with Iranian embassy in Vienna, Austria. This machine was relocated to Hamburg, Germany based on the embassy’s request. This contract started from June 2012 and will expire in June 2017. Total gross sales for this contract during the year 2012 was in foreign currency of approximately ¥373 thousand. The net profit was substantially less than that.

•

Canon (Schweiz) AG, a wholly-owned Swiss subsidiary of CENV, has rental and maintenance contract for one copier machine of Naftiran Intertrade Company (“NICO”) in Pully, Switzerland. This contract started from January 2010 and will expire in December 2013. Total gross sales under this contract during the year 2012 was in foreign currency of approximately ¥817 thousand. The net profit was substantially less than that.

•

Canon Oy AB, a wholly-owned Finnish subsidiary of CENV, has a service maintenance contract for one copier machine of the Iranian embassy in Helsinki, Finland. The current contract started from November 2009 and will expire in November 2013. Total gross sales under this contract during the year 2012 was approximately ¥35 thousand. The net profit was substantially less than that.

•

Canon Svenska AB, a wholly-owned Swedish subsidiary of CENV, performed a spot repair on two copier machines of Iran Air in Stockholm, Sweden. The gross sales for this activity was in foreign currency of approximately ¥52 thousand. The net profit was substantially less than that.

•

Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, had sales of one copier machine and service maintenance contracts for five copier machines of the Iranian embassy in Copenhagen, Denmark. The oldest contracts of these started from July 2007 and some have non-cancellable clauses until February 2017. The gross sales under these contracts during the year 2012 was in foreign currency of approximately ¥385 thousand. The net profit was substantially less than that.

•

Canon Middle East FZ-LLC, a wholly-owned subsidiary of CENV in Dubai, U.A.E., has a service contract for a copier and two fax machines with Iranian Hospital in Dubai, U.A.E. in 2012, which we believe to be operated by Iranian Red Crescent. The current contract will expire in July 2014. Total gross sales was in foreign currency of approximately ¥441 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2012 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon does not intend to conduct any further business activities with Iranian counterparties required to be disclosed under the ITRA, except for sales of consumables, repair, and maintenance services for products Canon previously sold to such entities.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2012, Canon had 275 consolidated subsidiaries and 9 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2012.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	57.0%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 28 plants in Japan and 17 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2012 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,556	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,238	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	1,139	R&D of display products

Tamagawa Office, Kanagawa	155	Quality engineering

Oita Plant, Oita	205	Manufacturing of semiconductor devices

Yako Office, Kanagawa	904	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	2,752

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,203	R&D in electrophotographic technologies, mass-production trials and support; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,131	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,311	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki and Fukui	915	Business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,509	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	2,098	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	612	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,238	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Laser printers, toner cartridges and A-Si drums

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Oita Canon Materials Inc., Oita	2,977	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	966	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	420	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	679	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	390	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	168	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	766	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	627	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	208	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Hita Canon Materials Inc., Oita	370	Rubber functional components

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	339	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	506	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,537	R&D, manufacturing copying machines, corporate administration, and other functions

Océ-Printing Systems GmbH, Poing, Germany	1,248	R&D, manufacturing copying machines, corporate administration, and other functions

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Americas

Canon Virginia, Inc., Virginia, U.S.	1,676	Toner cartridges, molds and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	1,528	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Digital cameras, lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,740	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	752	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	808	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,124	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhogshan, China	1,331	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,302	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,516	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	684	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Chemicals Inc., Ibaraki	New production base* (Office business unit) *To be leased to Canon Chemicals Inc., a wholly—owned subsidiary, by the Company

Overseas

Canon Zhuhai, Inc., Zhuhai, China	New production base (Imaging system business unit)

Canon Business Machines Philippines	New production base (Office business unit)

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.

Overview

Canon is one of the world’s leading manufacturers of plain paper copying machines, office multifunction devices (“MFDs”), laser printers, cameras, inkjet printers, semiconductor lithography equipment and flat-panel-display (“FPD”) lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit.

Economic environment

Looking back at the global economy in 2012, in the United States there were signs of improvement in employment conditions and housing issues as the economy continued to grow moderately. In Europe, the economic downturn in Southern European countries spread to Germany and other major countries, having a serious impact on the overall European economy. Economic growth in emerging markets such as China and India slowed down somewhat due to lagging exports and the effects of tight monetary policies. In Japan, despite the reconstruction demand seen at the beginning of the year from the previous year’s earthquake in Japan and flooding in Thailand, the economy entered a phase of recession during the latter half of the year due to the slowdown in the global economy and reduced domestic demand. As for the global economy overall, the effects of the European financial crisis were felt worldwide, leading to a widespread slowdown.

Market environment

As for the markets in which Canon operates amid these conditions, while demand for office color MFDs showed growth in Japan and other regions, demand for laser printers remained sluggish mainly in European markets. Demand for interchangeable-lens digital cameras continued to display strong growth across global markets while demand for compact digital cameras shrunk not only in developed countries, but also in China and some emerging nations. Overall demand for inkjet printers also waned due to the weak economy. In the industry and others segment, demand for semiconductor lithography equipment remained restrained due to weak capital investment for memory devices while lithography equipment used in the production of FPD encountered sluggish demand for large-size FPD panels despite the healthy market for mid- and small-size FPD panels used mainly in smartphones and tablet PCs.

The average value of the yen during the year was ¥79.96 against the U.S. dollar, a slight depreciation compared with the previous year, and ¥102.80 against the euro, a year-on-year appreciation of approximately ¥8.

Summary of operations

Owing to the economic slowdown mainly in Europe and the high valuation of the yen against the euro, combined with the cooling off of demand in China during the latter half of the year, the Canon Group faced increasingly challenging conditions across all of its businesses. Amid this harsh environment, although Canon continued Group-wide efforts to expand sales, mainly for competitively priced products such as interchangeable-lens digital cameras and office equipment, net sales for the year declined 2.2% to ¥3,479.8 billion. The gross profit ratio declined by 1.4 points year on year to 47.4% due to the significant impact of the strong yen and product mix. Thanks to Group-wide efforts to thoroughly reduce spending such as research and development (“R&D”) expenses, operating expenses decreased by 2.4% to ¥1,326.1 billion. Operating profit decreased 14.3% to ¥323.9 billion. Other income (deductions) achieved a turnaround of ¥22.2 billion owing to an improvement in foreign currency exchange gain, resulting in income before income taxes of ¥342.6 billion, a decrease of 8.5% year on year. Net income attributable to Canon Inc. decreased by 9.7% to ¥224.6 billion from the previous year.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2012	2011	2010	2009	2008
Net sales (Millions of yen)	¥3,479,788	¥3,557,433	¥3,706,901	¥3,209,201	¥4,094,161
Gross profit to net sales ratio	47.4%	48.8%	48.1%	44.5%	47.3%
R&D expense to net sales ratio	8.5%	8.7%	8.5%	9.5%	9.1%
Operating profit to net sales ratio	9.3%	10.6%	10.5%	6.8%	12.1%
Inventory turnover measured in days	57 days	46 days	35 days	39 days	47 days
Debt to total assets ratio	0.1%	0.3%	0.3%	0.3%	0.4%
Canon Inc. stockholders’ equity to total assets ratio	65.7%	64.9%	66.4%	69.9%	67.0%

Note:	Inventory turnover measured in days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

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

Operating profit ratio (ratio of operating profit to net sales) and R&D expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon is striving to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain a certain level of spending in core technology to sustain Canon’s leading position in its current business areas and to seek possibilities in other markets. Canon believes such investments will create the basis for future success in its business and operations.

-Cash flow management-

Canon also places significant emphasis on cash flow management. The following are the KPIs with regard to cash flow management that Canon’s management believes to be important.

Inventory turnover measured in days is a KPI because it measures the adequacy of supply chain management. Inventories have inherent risks of becoming obsolete, physically damaged or otherwise decreasing significantly in value, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is crucial to continue reducing work-in-process inventories by decreasing production lead times in order to promptly recover related product expenses, while balancing risks of supply chain disruptions by optimizing finished goods inventories in order to avoid losing potential sales opportunities.

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

Revenue recognition

Canon generates revenue principally through the sale of office and imaging system products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment, such as semiconductor lithography equipment and FPD lithography equipment that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

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

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Determining the fair value of the reporting unit involves the use of estimates and assumptions. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful life of 3 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years.

Income tax uncertainties

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

In preparing its financial statements for fiscal 2012, Canon estimated a weighted-average discount rate of 1.9% for Japanese plans and 4.6% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 5.4% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For fiscal 2012, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥83,396 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For fiscal 2012, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥3,725 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets, to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

Fiscal 2012 compared with fiscal 2011

Summarized results of operations for fiscal 2012 and fiscal 2011 are as follows:

	2012	Change	2011
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,479,788	-2.2%	¥3,557,433
Operating profit	323,856	-14.3	378,071
Income before income taxes	342,557	-8.5	374,524
Net income attributable to Canon Inc.	224,564	-9.7	248,630

Net income attributable to Canon Inc. stockholders per share:
Basic	191.34	-6.4	204.49
Diluted	191.34	-6.4	204.48

Note: See notes to Item 3A “Selected Financial Data”.

Sales

Canon’s consolidated net sales in fiscal 2012 totaled ¥3,479,788 million, representing a 2.2% decrease from the previous fiscal year. This decrease of net sales was due primarily to economic slowdown mainly in Europe and the high valuation of the yen against the euro combined with the cooling off of demand in China during the latter half of the year. Canon Group faced increasingly challenging conditions across all of its businesses.

Overseas operations are significant to Canon’s operating results and generated 79.3% of total net sales in fiscal 2012. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen in fiscal 2012 was ¥79.96 to the U.S. dollar, and ¥102.80 to the euro, representing a slight depreciation to the U.S. dollar, and an appreciation of approximately ¥8 against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥54,300 million in fiscal 2012. This impact consisted of approximately ¥69,200 million of unfavorable impact for euro denominated sales and favorable impact of ¥9,500 million for the U.S. dollar denominated sales and ¥5,400 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for fiscal 2012 and 2011 was 52.6% and 51.2%, respectively.

Gross profit

Canon’s gross profit in fiscal 2012 decreased by 5.0% to ¥1,649,966 million from fiscal 2011. The gross profit ratio declined by 1.4 points year on year to 47.4%. The deteriorated gross profit ratio was mainly the result of such factors as the sharp appreciation of the yen to the euro and falling product prices accompanied by the rise in prices of materials.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Owing to Group-wide efforts to thoroughly reduce spending, total operating expenses decreased by 2.4% to ¥1,326,110 million in fiscal 2012.

Operating profit

Operating profit in fiscal 2012 decreased 14.3% to a total of ¥323,856 million from fiscal 2011. The ratio of operating profit to net sales decreased 1.3% to 9.3% from fiscal 2011.

Other income (deductions)

Other income (deductions) for fiscal 2012 achieved a turnaround of ¥22,248 million, owing primarily to an improvement in foreign currency exchange gain.

Income before income taxes

Income before income taxes in fiscal 2012 was ¥342,557 million, a decrease of 8.5% from fiscal 2011, and constituted 9.8% of net sales.

Income taxes

Provision for income taxes in fiscal 2012 decreased by ¥10,303 million from fiscal 2011. The effective tax rate during fiscal 2012 remained consistent with fiscal 2011. The effective tax rate for fiscal 2012 was 32.1%, which was lower than the statutory tax rate in Japan. This was mainly due to the increase in tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in fiscal 2012 decreased by 9.7% to ¥224,564 million, which represents 6.5% of net sales.

Segment information

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit and the Industry and Others Business Unit.

•

The Office Business Unit mainly includes office MFDs, office copying machines, personal-use copying machines, laser MFDs, laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solution.

•

The Imaging System Business Unit* mainly includes interchangeable-lens digital cameras, compact digital cameras, digital camcorders, digital cinema cameras, interchangeable lenses, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, digital radiography systems,/ ophthalmic equipment, vacuum thin-film deposition equipment, organic LED panel manufacturing equipment, micromotors, computers, handy terminals and document scanners.

*	The “Consumer Business Unit” has been renamed the “Imaging System Business Unit” to be more consistent with its strategy to expand the business. This change in segment description has no impact on any financial information of this segment.

Sales by segment

Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2012	Change	2011
	(Millions of yen, except percentage data)
Office	¥1,757,575	-8.4%	¥1,917,943
Imaging System	1,405,971	+7.2	1,312,044
Industry and Others	407,840	-3.1	420,863
Eliminations	(91,598)	—	(93,417)

Total	¥3,479,788	-2.2%	¥3,557,433

Sales of the Office Business Unit constituting 50.5% of consolidated net sales. Sales volume of both monochrome and color MFDs increased, favored by the continued strong demand for color MFDs, such as imageRUNNER ADVANCE C5000/C2000-series models. As for laser printers, sales volumes declined mainly in Europe due to deterioration in business sentiment. Consequently, combined with the appreciation of the yen, sales for the segment totaled ¥1,757,575 million, a decline of 8.4% in fiscal 2012.

Sales of the Imaging System Business Unit constituting 40.4% of consolidated net sales. Sales of interchangeable-lens digital cameras increased thanks to the competitively priced EOS Rebel series along with the EOS 5D Mark III and EOS 60D advanced-amateur models. As for compact digital cameras, despite the significant deterioration of market conditions, sales volume remained at the same level as the previous year thanks to robust sales of the PowerShot ELPH 110 HS and PowerShot A2300. With respect to inkjet printers, sales volume surpassed that for the year-ago period owing to the early restoration of production following the flooding in Thailand. Furthermore, the company successfully entered new markets with the launch of its CINEMA EOS SYSTEM lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, along with the new DreamLabo 5000, targeting the commercial photo printing market. As a result, amid the effects of the strong yen, sales for the segment increased by 7.2% year on year to ¥1,405,971 million in fiscal 2012.

Sales of the Industry and Others Business Unit constituted 11.7% of consolidated net sales in fiscal 2012. Among semiconductor lithography equipment, while sales of i-line steppers remained at the same level as the previous year owing to demand for image sensors and LED elements, sales volume overall decreased due to restrained capital expenditure for memory devices. As for FPD lithography equipment, unit sales dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Consequently, combined with the appreciation of the yen, sales for the segment totaled ¥407,840 million, a decrease of 3.1% year on year in fiscal 2012.

Intersegment sales of ¥91,598 million, representing 2.6% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in fiscal 2012 and fiscal 2011 is provided below:

	2012	Change	2011
	(Millions of yen, except percentage data)
Japan	¥720,286	+3.7%	¥694,450
Americas	939,873	-2.3	961,955
Europe	1,014,038	-8.9	1,113,065
Asia and Oceania	805,591	+2.2	787,963

Total	¥3,479,788	-2.2%	¥3,557,433

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in fiscal 2012 increased in Japan and Asia and Oceania while decreased in Americas and Europe.

In Japan, sales increased by 3.7% in fiscal 2012 supported by the moderate economic recovery.

In the Americas, despite the admirable sales performance of interchangeable-lens digital cameras and solid growth in MFDs, laser printer market weakness caused sales to decline by 2.3% in fiscal 2012.

In Europe, although interchangeable-lens digital cameras showed solid growth, weak demand for laser printers along with the sharp appreciation of the yen against the euro caused sales to decrease by 8.9% in fiscal 2012.

In Asia and Oceania, although the speed of economic expansion in China slowed down slightly in the latter half of the year, owing to the solid demand for interchangeable-lens digital cameras in emerging economies, net sales increased by 2.2% in fiscal 2012.

Operating profit by segment

Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in fiscal 2012 decreased by ¥55,687 million to ¥203,578 million. This decrease resulted from the decrease in sales and appreciation of the yen against the euro.

Operating profit for the Imaging System Business Unit in fiscal 2012 decreased by ¥976 million to ¥210,318 million. This decrease resulted primarily from the appreciation of the yen against the euro.

Operating profit for the Industry and Others Business Unit in fiscal 2012 declined by ¥18,390 million, largely owing to the decrease in sales.

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

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in fiscal 2011 increased by 0.8% to ¥248,630 million, which represents 7.0% of net sales.

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

B. Liquidity and capital resources

Cash and cash equivalents in fiscal 2012 decreased by ¥106,549 million to ¥666,678 million, compared with ¥773,227 million in fiscal 2011 and ¥840,579 million in fiscal 2010. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollar, with the remainder denominated in foreign currencies.

Net cash provided by operating activities in fiscal 2012 decreased by ¥85,485 million from the previous year to ¥384,077 million. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2012, cash inflow from cash received from customers decreased due to the decrease of sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials increased, as a result of our efforts to optimize inventory levels in order to avoid losing potential sales opportunities while simultaneously increasing flexibility in response to unexpected risks and events. This has led to an increase in inventory turnover days. Cash outflow for payments for selling, general and administrative expenses decreased owing to thorough spending cuts across the Canon Group implemented after the earthquake in fiscal 2011 to control expenses more efficiently. Cash outflow for income taxes decreased due to decrease of taxable income.

Net cash used in investing activities in fiscal 2012 was ¥212,740 million, decreasing by ¥43,803 million from ¥ 256,543 million in fiscal 2011, due to the net effect of increased capital investment focused on boosting production and reducing the amount of time deposits included in short-term investments. The purchases of fixed assets, which totaled ¥316,211 million in fiscal 2012, were focused on items relevant to raising production capacity and reducing production cost.

Canon defines “free cash flow” by deducting the cash flows from investing activities from the cash flows from operating activities. For fiscal 2012, free cash flow totaled ¥171,337 million as compared with ¥213,019 million for fiscal 2011. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations. Therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon has included the information with regard to free cash flow as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash used in financing activities totaled ¥319,739 million in fiscal 2012, mainly resulting from repurchase of treasury stock of ¥149,968 million, and the dividend payout of ¥142,362 million. The Company paid dividends in fiscal 2012 of ¥120.00 per share.

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

Short-term loans (including the current portion of long-term debt) amounted to ¥1,866 million at December 31, 2012 compared with ¥8,343 million at December 31, 2011. Long-term debt (excluding the current portion) amounted to ¥2,117 million at December 31, 2012 compared with ¥3,368 million at December 31, 2011.

Canon’s long-term debt mainly consists of lease obligations.

In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies: Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Ratings Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

As of March 15, 2013, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Increase in property, plant and equipment on an accrual basis in fiscal 2012 amounted to ¥270,457 million compared with ¥226,869 million in fiscal 2011 and ¥158,976 million in fiscal 2010. For fiscal 2013, Canon projects its increase in property, plant and equipment will be approximately ¥265,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥30,421 million in fiscal 2012, ¥30,510 million in fiscal 2011 and ¥21,435 million in fiscal 2010. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥13,021 million in fiscal 2012, ¥12,511 million in fiscal 2011, and ¥11,780 million in fiscal 2010.

Working capital in fiscal 2012 decreased by ¥21,636 million, to ¥1,237,821 million, compared with ¥1,259,457 million in fiscal 2011 and ¥1,233,488 million in fiscal 2010. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for fiscal 2012 was 2.47 compared to 2.41 for fiscal 2011 and to 2.38 for fiscal 2010.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.7% in fiscal 2012, compared to 6.3% in fiscal 2011 and 6.3% in fiscal 2010.

Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 8.7% in fiscal 2012 compared with 9.6% in fiscal 2011 and 9.2% in fiscal 2010.

The debt to total assets ratio was 0.1%, 0.3% and 0.3% as of December 31, 2012, 2011 and 2010, respectively. Canon had short-term loans and long-term debt of ¥3,983 million as of December 31, 2012, ¥11,711 million as of December 31, 2011 and ¥11,331 million as of December 31, 2010.

C. Research and development, patents and licenses

Year 2012 marks the second year of the Excellent Global Corporation Plan, its 5-year (2011-2015) management plan. The slogan of the fourth phase (“Phase IV”) is “Aiming for the Summit-Speed & Sound Growth” and there are three core strategies related to R&D:

•	Achieve the overwhelming No.1 position in all core businesses and expand related and peripheral businesses;
•	Develop new business through globalized diversification and establish the Three Regional Headquarters management system; and
•	Build the foundations of an environmentally advanced corporation.

Canon has been striving to implement the three R&D related strategies as follows:

•

Achieve the overwhelming No.1 position in all core businesses and expand related and peripheral businesses: Continue to introduce competitive products through innovation and aim at gaining profit through solutions and services.

•

Develop new business through globalized diversification and establish the Three Regional Headquarters management system: Reinforce the businesses of commercial printing sector, medical imaging sector, industrial equipment sector and security and safety sector to develop into Canon’s new pillars. Seek talents in Japan, US, and Europe to foster promising technologies and enhance R&D capabilities in global-scale dimensions by enabling product development in specialized area of each region, with actively utilizing M&A.

•	Build the foundations of an environmentally advanced corporation: Focus on energy- and resource-conserving technologies to create products with the highest environmental performance.

Canon has developed and strengthened relationships with universities and other research institutes, such as Kyoto University, Tokyo Institute of Technology, Osaka University, Stanford University, the University of Arizona, the New Energy and Industrial Technology Development Organization and the National Institute of Advanced Industrial Science and Technology to assist with fundamental research and to develop cutting-edge technologies. Additionally, Canon has entered into respective collaborative research agreements with Massachusetts General Hospital (MGH) and Brigham and Women’s Hospital (BWH) to develop and commercialize unique medical devices.

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

Canon’s consolidated R&D expenses were ¥296,464 million in fiscal 2012, ¥307,800 million in fiscal 2011 and ¥315,817 million in fiscal 2010. The ratios of R&D expenses to the consolidated total net sales for fiscal 2012, 2011 and 2010 were 8.5%, 8.7% and 8.5%, respectively.

Canon believes that new products protected by patents will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry. According to the United States patent annual list, released by IFI CLAIMS® Patent Services, Canon obtained the third greatest number of private sector patents in fiscal 2012.

D. Trend information

Looking at prospects for the global economy, Canon expects the U.S. economy to realize an accelerated recovery and emerging economies such as China to maintain solid growth. Canon believes, however, that European economies are likely to remain sluggish due to the debt crisis. The global economy as a whole is likely,

Canon thinks, to show moderate growth, while the Japanese economy will likely head into solid recovery driven by the economic reconstruction policy and weakening of the yen against other currencies.

Fiscal 2013 represents the third year of Phase IV (2011–2015) of the Excellent Global Corporation Plan, a year in which Canon will implement various measures and in line with a basic policy Canon has established to implement sharp reforms and achieve sound business growth in the face of the current turbulent business environment.

In order to achieve its targets, Canon has set and will actively pursue the following five priority goals.

•	Reinforcing Business by Creating Outstanding Hit Products

Canon aims to develop next-generation products and create business models that take into account the dramatic changes taking place in the market such as the popularization of smartphones and cloud computing. Canon will further reinforce business profitability, realizing timely launches of new products that are of sound development quality leveraging the technology of prototype-less development, and filtering down the selection of products through a process of selection and concentration.

•	Securely Launching New Businesses and Achieving Sound Expansion

Canon plans to work to fundamentally strengthen its business, targeting the rapidly growing market for network camera systems. Canon plans to also work to further strengthen its “CINEMA EOS SYSTEM” and boost the profitability of its MR System “MREAL.” Additionally, Canon will take full advantage of M&A opportunities to further broaden the range of its business.

•	Thoroughly Strengthening Sales in Accordance with Respective Market Characteristics

In the office products domain, Canon plans to leverage its integration with sales subsidiaries of Océ N.V. to thoroughly strengthen direct sales and the solution and service business, while in the consumer products domain, Canon plans to strengthen sales in emerging markets and launch products suited to the country’s or region’s market characteristics in order to achieve sales expansion that is higher than economic growth.

•	Relentlessly Pursuing Cost Reductions and Accelerating Optimization of Global Production

Canon plans to accelerate the application of automated and robot-based production. Canon plans to also expand its application of in-house production, which has focused mainly on key components, to include general parts and molds, and production equipment. Additionally, Canon plans to promote a globally optimized production structure through agile production strategies always suited to the characteristics of each global base.

•	Concentrating on Cultivation of Technological Themes that Lead the Way to the Future

Canon plans to accelerate innovation by further filtering down key themes and concentrating resources to obtain a steady stream of basic patents.

Office Business Unit

In 2012, Canon was able to maintain its revenue from sales of MFDs, services and solutions despite a strong yen and the deceleration of the global economy. The consolidation of Océ N.V has brought many strategic assets to Canon, including expertise, resources and innovation.

The importance of connectivity, systems integration, business-workflow and web services continues to grow in the office imaging space and such added value is increasingly offered together with MFDs, printers and other hardware products as customer solutions. Canon seeks to maintain its leading position in these core markets.

In 2012, Canon expanded its offering with the launch of the imageRUNNER ADVANCE 4000, 6200, 8200 and imageRUNNER ADVANCE C5200 series and Océ VarioPrint 110/125/135, which are monochrome digital presses jointly developed with Océ N.V. As for Production Printing Product (PPP), Canon strengthened its innovation capabilities in business services to accelerate the development of higher added value services as well as continued to invest in new products in order to expand its business in existing and new markets. To enter the Poster print market, Canon launched a new wide format printer, the ColorWave 650. Canon also introduced InfiniStream, which enables the vision of high-volume just-in-time production of customized folding cartons, with the industry’s fastest liquid toner technology. As for solutions Canon introduced imageWARE Desktop Version 3, a software program that enhances the imageRUNNER ADVANCE ecosystem by enabling seamless document management. Canon also launched new service offerings for the Canon Business Imaging Online, Canon’s unique cloud-based platform, while joining forces with major players in the technology industry. To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon plans to continue reinforcing its hardware and software product lineups and solutions capability.

Although there is heightened uncertainty about the future of the laser printer market with the ongoing economic downturn in Europe and the deceleration of growth in emerging markets, Canon’s laser printer business continues to occupy a large share and strong position in the market. In the monochrome laser printer market, the transition to a low price segment is expected to expand sales in the micro office/home office market and in emerging markets. Canon expects an expansion in the color laser printer market to be driven by increasing demand for color printing. Moreover, Canon plans to aggressively launch new products in the MFDs market and to drive Canon’s business growth.

However, Canon is experiencing fierce competition with competitors focused on the laser printer market and an eventual decline in sales prices is becoming a major threat. Growth of the tablet PC and smartphone market, which affects users’ printing behavior and may also lead to a decrease in demand for printing, is becoming a new threat.

In response, Canon aims to promote technological developments in order to introduce in a timely manner competitive products across the office business unit, and to pursue business efficiency through continuous cost reduction and optimization of its supply chain.

Imaging System Business Unit

The demand for high-resolution digital photos remained high, and as a result the interchangeable lens digital camera market continued to show robust growth in 2012. By market category, growth remained strong in developed countries, and was particularly robust in Asia outside Japan and other emerging markets, which contributed to overall global growth in the imaging system business unit. By product category, the digital single-lens-reflex (“SLR”) camera market showed steady growth, while mirrorless cameras represented a new category stimulating consumer demand.

In terms of interchangeable lens digital cameras, on top of the need for higher resolution and more compact and lightweight sizes, there is also consumer demand for video recording functions which manufacturers are meeting with a full high definition (HD) format, which is becoming a standard feature. Canon believes there remains considerable room for future growth in this category through development of new products based on state-of-the-art technology. In emerging markets, sales volumes of interchangeable lens digital cameras are still increasing rapidly.

As for the interchangeable lens market, interchangeable lens digital cameras have made dramatic advances in popularity, and further growth is expected in the future. Canon will continue to endeavor to market products that meet customer needs, such as lenses equipped with an image stabilization function, so as to expand sales and market share.

Overall, the compact digital camera market shrank year-on-year due to ongoing economic stagnation and the rapid growth of tablet PCs and smartphones. However, Canon’s position in the compact market improved such that Canon now maintains a higher market share compared to the previous fiscal year.

In the digital camera market, Canon faced intense price competition. This combined with the value of the yen remaining at historical highs throughout most of 2012, placed serious constraints on Canon’s profit margins. Throughout the industry, there has been a strong tendency toward reliance on EMS (electronic manufacturing services), and intense price competition is expected to continue for the foreseeable future. Canon’s strategies to address these challenges include boosting the added value of products, pressing forward with 100% internal production leveraging the economies of scale that come with being the industry leader, and building an optimum cost structure to combat the pressures that might return should the yen strengthen again.

The main recording media for digital camcorders has become flash memory and the shift from SD to HD is ongoing. The market for conventional camcorders has been shrinking primarily because many popular devices include a movie function. On the other hand, new categories like web cameras and action cameras are emerging and expanding. Canon aims to expand sales in this market with a robust product lineup including higher added value based around Canon’s distinctive high-definition, high-resolution technologies also found in Canon’s professional line. Canon plans to expand lineup of “CINEMA EOS SYSTEM” in the business-use digital video camcorder field. CINEMA EOS SYSTEM consists of new interchangeable lens digital cinema camcorders, EF Lenses and new EF Cinema Lenses. Canon is widely aiming to solidify its top position in the motion picture production market by introducing a new series of interchangeable lens cinema camcorders and cinema lenses to the market not only cinema but also broadcast, sports, documentary, etc. as the CINEMA EOS SYSTEM.

In 2012, Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this installation market, Canon launched the new install-type WUX5000, WX6000 and SX6000 with great success in 2012. Moving forward, Canon expects to extend its competitive product lineup based around the optical technology on which the company prides itself, and push for expanded sales.

In the field of network cameras for industrial surveillance and management applications, the fiscal year 2012 achieved double-digit growth. The four HD-compatible products Canon launched in the second half of 2011 have increased the importance of mega-pixels and image analysis and also achieved significant growth in terms of both units sold and monetary amount.

In the broadcast TV lens market, gradual market expansion has continued due to market growth in emerging economies although demand arising from the switchover to high-definition broadcast formats in developed countries dropped off. Despite the economic slump in Europe, the slowdown of exports to China and the progressive lowering of equipment prices, Canon still has a large share of the TV lens market with high value-added products. Canon’s successful introduction in 2012 of a new field lens for international level sporting events contributed to increased revenue.

In 2012, the consumer inkjet printer market declined compared to 2011, due to a worldwide economic downturn and competitor’s withdrawal from the business. Vendors introduced new product functions which make it easy to print from smartphone, tablet PC and the cloud computing environment, as well as functions which improve operability for users.

Such vendors also expanded their lineup of products from conventional home use to emerging market and business area use.

The large-format inkjet printer market decreased slightly in 2012 from the previous year, amid the situation of dropping in capital spending caused by the downturn in the European economy and the slowdown of the growth rate in the Asian economy. In this environment, Canon was able to increase sales of large-format inkjet printer units in 2012 compared to 2011. In the first quarter of 2012, Canon was unable to supply enough units to the market primarily as a result of supply delays caused by the floods in Thailand. However, owing to a keen focus on recovering production quickly, Canon has been able to exceed unit sales levels for each quarter from the second quarter of 2012 compared to the same quarter in the prior year. Because the overall market declined in 2012, Canon was accordingly able to increase its share of the market. Canon increased the unit sales of large-format inkjet printers in part by launching new products for the graphic art market and expanding sales channels.

Industry and Others Business Unit

In fiscal 2012, the market for semiconductor lithography equipment decreased approximately 30% from the previous year. In the memory segment, equipment investment by chip makers remained low primarily because supply continued to outweigh demand. However, image sensor, logic device and automotive device makers steadily increased their equipment investments, drawn by the growing market for smartphones, tablet PCs and hybrid cars. At the same time, some manufacturers started to invest in i-line steppers for small diameter wafers used in power devices and LEDs, as well as for new markets such as 3D mountings for through silicon Via (TSV).

As a result, Canon’s shipments of semiconductor lithography equipment in 2012 slightly decreased from the previous year. Shipments for memory makers remained low while i-line steppers for image sensor production enjoyed brisk sales. In addition, Canon released new i-line stepper FPA-3030i5+ suitable for the production of the green devices such as LEDs and power devices, which currently occupies a high share of automotive device and LEDs markets. Canon also released new KrF stepper FPA-6300ES6a with greatly improved productivity compared to conventional equipment.

In 2012, the market for FPD lithography equipment generally slowed because of a deterioration of panel makers’ earnings. Overall the market for 8th generation large-sized panel production declined 60% from the previous year while the market for 5.5-6th generation small-to-mid-sized panel production maintained high growth due to the brisk market of smartphones and tablet PCs.

As a result, Canon’s shipments of FPD lithography equipment decreased from the previous year primarily due to decline in the market for large-sized panels, where Canon is particularly competitive, and the delay in the development of new products for small-to-mid-sized panels, for which the market has maintained a healthy growth.

Canon expects FPD lithography equipment investments by panel makers to recover in 2013 mainly led by Chinese makers. Canon aims to turn around the market share by revamping its product lineup including products for small-to-mid-sized panels.

In the medical equipment business, the digital radiography (DR) market continued to expand in 2012, mainly in the emerging markets such as Asia. Moreover, the digital systems market of developed countries continued to experience a rapid transition from the digitalization format of computed radiography (CR) to the newest DR format. While competition increased with a growing number of new players, the target market of Canon DR products showed steady growth.

As a result, Canon accelerated sales of Canon’s static DR products; CXDI-401C/G, CXDI-401C/G COMPACT, CXDI-501C/G, and CXDI-80C Wireless, all launched in fiscal year 2011, led the revenue increase for fiscal year 2012. Canon’s dynamic DR product, CXDI-50RF, also recorded consistent sales growth, contributing to the overall sales expansion in DR business.

Regarding the ophthalmic products, the optical coherence tomography (“OCT”) market continued to expand in 2012, and Canon expects a further increase in both volume and competition in the market. In the OCT market, Canon launched the first Canon-brand OCT, OCT HS-100, in September 2012. This product was the result of collaboration with Optopol Technology, S.A. (Poland), a Canon Group consolidated subsidiary since 2010.

Canon’s fiscal year 2012 ophthalmic product sales were supported by increased sales of TX-20/TX-20P a full auto tonometer and CR-2 Plus high-end non-mydriatic retinal camera, both released in 2011, and RK-F2, a full auto refkeratometer released in 2012.

With the addition of OCT to Canon’s product portfolio, Canon strives to further increase sales in the ophthalmic equipment market.

Sales of document scanners manufactured by Canon Electronics Inc. recovered in North America in addition to brisk sales in China, India and other Asian countries. As a result, overall unit sales increased.

Sales of organic LED panel manufacturing equipment made by Canon Tokki Corporation recorded steady sales from aggressive capital investment by organic LED panel manufacturers on the back of increasing demand for smartphones and tablet PCs.

Sales of film deposition equipment, made by Canon ANELVA Corporation, for magnetic heads and hard discs fell due to the weak PC market, while sales of semiconductor film deposition equipment significantly increased as demand for semiconductor devices used in smartphones was robust.

Although sales of die bonders manufactured by Canon Machinery Inc. decreased due to slow capital investment by semiconductor manufacturers, sales of equipment related to secondary batteries used in automobiles and smartphones increased.

E. Off-balance sheet arrangements

As part of its ongoing business, Canon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥13,333 million at December 31, 2012. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2012 were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2012.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥3,535	¥1,503	¥1,775	¥243	¥14
Other Long-Term Debt	129	44	35	30	20
Operating Lease Obligations	75,807	25,101	27,808	13,152	9,746
Purchase commitments for:
Property, Plant and Equipment	39,520	39,520	—	—	—
Parts and Raw Materials	65,311	65,311	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	40,064	40,064	—	—	—

Total	¥224,366	¥171,543	¥29,618	¥13,425	¥9,780

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details. Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2012, accrued product warranty costs amounted to ¥12,163 million.

At December 31, 2012, commitments outstanding for the purchase of property, plant and equipment were approximately ¥39,520 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥65,311 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During fiscal 2013, Canon expects to contribute ¥18,610 million to its Japanese defined benefit pension plans and ¥21,454 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 28, 2013 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ, Group Executive of Facilities Management HQ )	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ*
		4/2012	Group Executive of Facilities Management HQ*

Toshiaki Ikoma (Mar. 5, 1941)	Executive Vice President & CTO (Group Executive of Corporate R&D HQ)	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
		2/1997	President of Texas Instruments Japan Limited
		2/2002	Chairman of the Board of Texas Instruments Japan Limited
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company
Adviser of the Company
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Director, Executive Vice President & CTO
		7/2009	Chief Executive of Optical Products Operations
		3/2011	Executive Vice President & CTO*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kunio Watanabe (Oct. 3, 1944)	Executive Vice President (Group Executive of Corporate Planning Development HQ)	4/1969	Entered the Company
		4/1995	Group Executive of Corporate Planning Development HQ*
		3/1999	Director
		3/2003	Managing Director
		1/2007	Deputy Group Executive of Policy and Economy Research HQ
		3/2008	Senior Managing Director
		3/2012	Executive Vice President*

Yoroku Adachi (Jan. 11, 1948)	Senior Managing Director	4/1970	Entered the Company
		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2001	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi (Nov. 23, 1949)	Senior Managing Director (Chief Executive of Peripheral Products HQ)	4/1974	Entered the Company
		2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009	Senior Managing Director*
		4/2009	Chief Executive of Chemical Products Operations

Shigeyuki Matsumoto	Senior Managing Director (Group Executive of Device Technology Development HQ)	4/1977	Entered the Company
(Nov. 15, 1950)		1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*

Toshio Honma	Senior Managing Director (Group Executive of Global Procurement HQ)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ
		3/2008	Managing Director
		3/2012	Senior Managing Director*
Group Executive of Global Procurement HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Masaki Nakaoka	Senior Managing Director	4/1975	Entered the Company
(Jan. 3, 1950)	(Chief Executive of Office Imaging Products HQ)	4/2001	Deputy Chief Executive of Office Imaging Products HQ
		3/2004	Director
		4/2005	Chief Executive of Office Imaging Products HQ*
		3/2008	Managing Director
		3/2012	Senior Managing Director*

Haruhisa Honda	Senior Managing Director	4/1974	Entered the Company
(Oct. 14, 1948)	(Group Executive of Production Engineering HQ)	4/2003	Deputy Chief Executive of Chemical Products HQ
		3/2004	Director
		4/2004	Chief Executive of Chemical Products Operations
		3/2007	Group Executive of Production Engineering HQ
		3/2008	Managing Director
		4/2010	Group Executive of Manufacturing HQ
		7/2011	Group Executive of Production Engineering HQ*
		3/2012	Senior Managing Director*

Hideki Ozawa (Apr. 28, 1950)	Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director*

Masaya Maeda	Managing Director	4/1975	Entered the Company
(Oct. 17, 1952)	(Chief Executive of Image Communication Products HQ)	1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products HQ*
		3/2010	Managing Director*

Yasuhiro Tani	Director	4/1980	Entered the Company
(Jul. 30, 1956)	(Group Executive of Digital System Technology Development HQ)	1/2008	Group Executive of Digital Platform Technology Development HQ
		4/2008	Executive Officer
		3/2011	Director*
		7/2012	Group Executive of Digital System Technology Development HQ*

Makoto Araki	Director	4/1978	Entered the Company
(Jul. 16, 1954)	(Group Executive of Information & Communication Systems HQ)	10/2009	Group Executive of Information & Communication Systems HQ*
		4/2010	Executive Officer
		3/2011	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroyuki Suematsu	Director	4/1980	Entered the Company
(Nov. 15, 1955)	(Group Executive of Quality Management HQ)	4/2007	Chief Executive of Chemical Products Operations
		4/2008	Executive Officer
		4/2009	Deputy Chief Executive of Chemical Products Operations
		1/2010	Deputy Chief Executive of Peripheral Products Operations
		3/2012	Director*
Group Executive of Quality Management HQ
Group Executive of Environment HQ
		4/2012	Group Executive of Environment & Quality HQ
		1/2013	Group Executive of Quality Management HQ*

Shigeyuki Uzawa	Director	12/1986	Entered the Company
(Jan. 30, 1953)	(Chief Executive of Optical Products Operations)	7/2009	Group Executive of Semiconductor Production Equipment Operations
		4/2010	Executive Officer
		7/2010	Deputy Chief Executive of Optical Products Operations
		1/2011	Chief Executive of Optical Products Operations*
		3/2012	Director*

Kenichi Nagasawa	Director	4/1981	Entered the Company
(Jan. 31, 1959)	(Group Executive of Corporate Intellectual Property and Legal HQ)	3/2010	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
		4/2010	Executive Officer
Group Executive of Corporate Intellectual Property and Legal HQ*
		3/2012	Director*

Naoji Otsuka	Director	4/1981	Entered the Company
(Apr. 24, 1958)	(Chief Executive of Inkjet Products Operations)	1/2010	Group Executive of Inkjet Products Development Group
		4/2011	Executive Officer
Deputy Chief Executive of Inkjet Products Operations
		3/2012	Director*
Chief Executive of Inkjet Products Operations*

Masanori Yamada	Director	4/1981	Entered the Company
(Jul. 3, 1954)	(Group Executive of Network Visual Solution Business Promotion HQ)	4/2008	Executive Officer
Deputy Chief Executive of Office Imaging Products HQ
		4/2012	Senior Executive Officer
		1/2013	Group Executive of Network Visual Solution Business Promotion HQ*
		3/2013	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Aitake Wakiya	Director	4/1979	Entered the Company
(Nov. 8, 1955)	(Deputy Group Executive of Finance & Accounting HQ)	4/2011	Deputy Group Executive of Finance & Accounting HQ*
		4/2012	Executive Officer
		3/2013	Director*

Kazuto Ono	Director	4/1980	Entered the Company
(Jul. 20, 1957)	(Group Executive of Human Resources Management & Organization HQ)	5/2011	Senior General Manager of Finance & Accounting HQ
		4/2012	Executive Officer
Group Executive of Human Resources Management & Organization HQ*
		3/2013	Director*

Shunji Onda (Mar. 13, 1950)	Audit & Supervisory Board Member	4/1972	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2004	Senior General Manager of Optical Products Business Administration Center
		3/2006	Director
		4/2006	Deputy Group Executive of Finance & Accounting HQ
		4/2007	Group Executive of Global Procurement HQ
		3/2010	Audit & Supervisory Board Member*

Kengo Uramoto (Aug. 23, 1953)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2007	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2008	Executive Officer
Group Executive of Human Resources Management & Organization HQ
		1/2009	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2010	Group Executive of Human Resources Management & Organization HQ
		3/2012	Audit & Supervisory Board Member*

Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Registration as a lawyer*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*

Kazunori Watanabe (Oct. 9, 1950)	Audit & Supervisory Board Member	9/1978	Registration as a Certified Public Accountant*
		8/2008	Senior Executive of Ernst & Young ShinNihon LLC
		3/2010	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kuniyoshi Kitamura (Apr. 8, 1956)	Audit & Supervisory Board Member	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Network Service Management Department of
The Dai-Ichi Mutual Life Insurance Co.
		4/2004	General Manager of Corporate Relations Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2006	General Manager of Research Department of
The Dai-Ichi Mutual Life Insurance Co.
		11/2007	General Manager of Corporate Planning Department No.2 of
The Dai-Ichi Mutual Life Insurance Co.
		4/2009	General Manager of Corporate Relations Department No.8 of
The Dai-Ichi Mutual Life Insurance Co.
		3/2010	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. The term of office of directors is one year. The current term of all directors expires in March 2013. The term of office of Audit & Supervisory Board Members is four years. The current term for Tadashi Ohe expires in March 2015, and the current term for Shunji Onda, Kazunori Watanabe and Kuniyoshi Kitamura, who were elected in the general meeting of shareholders in March 2010, expires in March 2014, and the current term for Kengo Uramoto, who was elected in the general meeting of shareholders in March 2012, expires in March 2016.

Board members and Audit & Supervisory Board Members may serve any number of consecutive terms.

There is no arrangement or understanding between any director or Audit & Supervisory Board Member and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or Audit & Supervisory Board Member.

Board of Directors and Audit & Supervisory Board Members

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is 21 and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.

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

The Audit & Supervisory Board Members are not required to be certified public accountants, although Kazunori Watanabe is a certified public accountant. At least half of the Audit & Supervisory Board Members must be persons who have not been either board members or employees of the Company or any of its subsidiaries. An Audit & Supervisory Board Member may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The Audit & Supervisory Board Members have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

The Audit & Supervisory Board Members constitute the Audit & Supervisory Board. Under the Corporation Law of Japan, the Audit & Supervisory Board has a statutory duty to prepare and submit its audit report to the board of directors each year. An Audit & Supervisory Board member may note an opinion in the auditor report if an Audit & Supervisory Board member’s opinion is different from the opinion expressed in the audit report. The Audit & Supervisory Board is empowered to establish audit principles, the method of examination by Audit & Supervisory Board Members of the Company’s affairs and financial position and other matters concerning the performance of the Audit & Supervisory Board Members’ duties. The Company does not have an audit committee.

The amount of remuneration payable to the Company’s board members as a group and that of the Company’s Audit & Supervisory Board Members as a group in respect of a fiscal year is subject to approval by a general meeting of shareholders. Within those authorized amounts, the compensation for each board member and Audit & Supervisory Board Member is determined by the board of directors and a consultation with the Audit & Supervisory Board Members, respectively. The Company does not have a remuneration committee.

Under the Corporation Law of Japan and the Company’s articles of incorporation, the board of directors may, by resolution, release current and former directors and Audit & Supervisory Board Members from liability for damages resulting from negligence in the fulfillment of their respective duties to the extent permitted by law. Furthermore, the Company may enter into contracts with outside Audit & Supervisory Board Members limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 30, 2013, whom are expected to take the assignment on April 1, 2013, are listed below.

Name	Position	(Group executive/function)
Sachio Kageyama	Senior Executive Officers	Group Executive of Global Manufacturing HQ
Akio Noguchi	Senior Executive Officers	Deputy Chief Executive of Peripheral Products HQ
Seymour Liebman	Senior Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Masato Okada	Executive Officers	Deputy Chief Executive of Image Communication Products HQ
Akiyoshi Kimura	Executive Officers	Deputy Chief Executive of Office Imaging Products HQ
Kazuto Ogawa	Executive Officers	President of Canon Canada Inc.
Kenji Kobayashi	Executive Officers	President of Canon France S.A.S
Ryuichi Ebinuma	Executive Officers	Deputy Group Executive of Corporate R&D HQ
Rokus van Iperen	Executive Officers	President of Canon Europa N.V. and Canon Europe Ltd.
Yuichi Ishizuka	Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Kazuhiko Noguchi	Executive Officers	Group Executive of External Relations HQ
Eiji Osanai	Executive Officers	Deputy Group Executive of Production Engineering HQ
Hiroaki Takeishi	Executive Officers	Group Executive of Semiconductor Production Equipment Group
Nobutoshi Mizusawa	Executive Officers	Group Executive of R&D Project Group
Yoichi Iwabuchi	Executive Officers	Senior General Manager of Software Platform Technology Development Center

B. Compensation

In the fiscal year ended December 31, 2012, Canon pays an aggregate of approximately ¥2,187 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses, stock options and retirement allowances.

Directors and Audit & Supervisory Board Members are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors and Audit & Supervisory Board Members receive lump-sum retirement benefits, subject to shareholder approval. Retirement benefits include benefits to five Directors and one Audit & Supervisory Board Member who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 111th Business Term held on March 29, 2012. The retirement allowance system for Audit & Supervisory Board Members was abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010. At the same meeting, the Company received approval for the final retirement benefit for Audit & Supervisory Board Members. The retirement allowance for Audit & Supervisory Board Members represents the final retirement benefit for retired Audit & Supervisory Board Member.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in fiscal 2012.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	SubTotal	Retirement Allowance	Stock Option	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	¥171	¥32	¥203	¥42	¥22	¥267
Tsuneji Uchida (Director)	Canon Inc.	26	—	26	210	6	242
Toshizo Tanaka (Director)	Canon Inc.	81	18	99	19	20	138
Toshiaki Ikoma (Director)	Canon Inc.	79	16	95	17	19	131
Kunio Watanabe (Director)	Canon Inc.	62	13	75	16	14	105

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2012.
(2)	Directors’ retirement allowance represents an increased amount of accrued directors’ retirement benefits. For Tsuneji Uchida, however, retirement allowance represents the amount paid as retirement benefit.
(3)	The stock option amounts represent an expense recognized during fiscal year 2012 determined based on the fair value on the date of grant using the Black-Scholes option pricing model.
(4)	Apart from the remuneration contained in the above table, Océ N.V. paid ¥1 million to Toshizo Tanaka as basic compensation. Toshizo Tanaka received ¥139 million in aggregate compensation including remuneration from Océ N.V. Compensation amounts from Océ N.V. are translated from euros based on the average rate for fiscal year 2012 of ¥102.55 = Euro 1.

The following three elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year
•	Retirement Allowance: remuneration for the contribution to the Company during tenure

In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis. The remuneration to Audit & Supervisory Board Members consists of only basic compensation, which is not affected by the performance of the Company.

The determination methods of remuneration are as follows:

Basic Compensation

Each maximum amount of total compensation to directors and Audit & Supervisory Board Members is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company, and the remuneration to each Audit & Supervisory Board Member is determined by the meeting of Audit & Supervisory Board Members.

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

Retirement Allowance

Retirement allowances are paid at the time of retirement in appreciation of their services during their terms in offices. The amount of allowance is calculated based on monthly basic compensation and the number of years of service, etc. to the Company and is proposed to and approved by the Ordinary General Meeting of Shareholders. The retirement allowance system for Directors was abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013. At the same meeting, the Company received approval for the final retirement benefit for Directors.

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

The exercise price is ¥3,990 per share.

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2012, 2011 and 2010.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2012
Office	97,275	29,027	15,451	20,094	32,703
Imaging System	64,320	15,842	2,300	1,838	44,340
Industry and Others	24,403	15,396	1,335	1,229	6,443
Corporate	10,970	9,969	—	—	1,001

Total	196,968	70,234	19,086	23,161	84,487

December 31, 2011
Office	99,847	29,874	15,609	19,680	34,684
Imaging System	63,105	15,284	2,227	1,827	43,767
Industry and Others	24,779	15,664	1,369	1,232	6,514
Corporate	10,576	9,524	—	—	1,052

Total	198,307	70,346	19,205	22,739	86,017

December 31, 2010
Office	104,173	31,890	16,528	20,278	35,477
Imaging System	59,053	16,081	2,157	1,817	38,998
Industry and Others	23,133	13,900	1,497	1,339	6,397
Corporate	11,027	10,083	—	—	944

Total	197,386	71,954	20,182	23,434	81,816

The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 28, 2013. The total is 409,781 shares, constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	110,423
Toshizo Tanaka	Executive Vice President & CFO	21,010
Toshiaki Ikoma	Executive Vice President & CTO	12,900
Kunio Watanabe	Executive Vice President	26,949
Yoroku Adachi	Senior Managing Director	24,297
Yasuo Mitsuhashi	Senior Managing Director	19,457
Shigeyuki Matsumoto	Senior Managing Director	21,052
Toshio Honma	Senior Managing Director	24,552
Masaki Nakaoka	Senior Managing Director	13,700
Haruhisa Honda	Senior Managing Director	20,189
Hideki Ozawa	Managing Director	11,800
Masaya Maeda	Managing Director	10,300
Yasuhiro Tani	Director	5,600
Makoto Araki	Director	5,200
Hiroyuki Suematsu	Director	4,400
Shigeyuki Uzawa	Director	5,300
Kenichi Nagasawa	Director	1,200
Naoji Otsuka	Director	4,500
Masanori Yamada	Director	5,000
Aitake Wakiya	Director	2,100
Kazuto Ono	Director	1,400
Shunji Onda	Audit & Supervisory Board Member	12,902
Kengo Uramoto	Audit & Supervisory Board Member	3,350
Tadashi Ohe	Audit & Supervisory Board Member	36,600
Kazunori Watanabe	Audit & Supervisory Board Member	3,700
Kuniyoshi Kitamura	Audit & Supervisory Board Member	1,900

	Total	409,781

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 205,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 27, 2009 is 348,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2010 is 392,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2011 is 412,000 shares of common stock. The exercise price of the rights is ¥3,990 per share and the rights are exercisable from May 1, 2013 to April 30, 2017.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2012:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
Japan Trustee Services Bank, Ltd. (Trust Account)	74,157,600	5.6%
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,062,200	5.6%
The Dai-Ichi Mutual Life Insurance Company, Limited	49,888,380	3.7%
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	27,571,600	2.1%
Moxley and Co.	23,389,219	1.8%
State Street Bank and Trust Company	19,688,481	1.5%
Sompo Japan Insurance Inc.	18,485,987	1.4%
State Street Bank and Trust Company	18,176,851	1.4%
Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	16,992,955	1.3%
Obayashi Corporation	16,527,607	1.2%

Notes:

1:	Moxley and Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
2:	Apart from the above shares, The Dai-Ichi Mutual Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 180,972,173 shares (13.57% of total issued shares) of treasury stock.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2012, 15.4% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 256 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 28, 2013.

In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 9 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2010, 2011, and 2012 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

Refer to Item 18 “Financial Statements.”

Legal proceedings

There are no outstanding legal or other proceedings which could reasonably be expected to have a material adverse effect on Canon’s consolidated financial position, results of operations or cash flows.

Dividend policy

Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March of each year. Recordholders of the Company’s ADSs on the dividends’ record dates are entitled to receive payment in full of the declared dividends. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record date for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2012, despite the challenging business environment characterized by the European recession, Canon was able to generate adequate cash on hand thanks to comprehensive cash flow management and subsequent improvements in management efficiency. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥130 per share (interim dividend of ¥60 per share [already distributed], and year-end dividend of ¥70 per share), a regular dividend of ¥120 and a commemorative dividend of ¥10 to mark the 75th anniversary of the company’s establishment.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2008 Year	¥5,820	¥2,215	1,461.31	721.53	¥15,156.66	¥6,994.90
2009 Year	4,070	2,115	987.27	698.46	10,767.00	7,021.28
2010 Year	4,520	3,205	1,001.77	799.64	11,408.17	8,796.45
2011 1(st) quarter	4,280	3,310	976.28	725.90	10,891.60	8,227.63
2(nd) quarter	3,945	3,470	874.35	801.78	10,017.47	9,318.62
3(rd) quarter	3,935	3,270	879.48	727.33	10,207.91	8,359.70
4(th) quarter	3,630	3,220	779.08	703.88	9,152.39	8,135.79
2011 Year	4,280	3,220	976.28	703.88	10,891.60	8,135.79
2012 1(st) quarter	4,015	3,230	872.42	722.85	10,255.15	8,349.33
2(nd) quarter	4,005	2,880	863.23	692.18	10,190.35	8,238.96
3(rd) quarter	3,240	2,308	781.94	703.31	9,288.53	8,328.02
4(th) quarter	3,455	2,328	861.57	710.32	10,433.63	8,488.14
2012 Year	4,015	2,308	872.42	692.18	10,433.63	8,238.96

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2012 July	¥3,240	¥2,308	781.94	703.31	¥9,136.02	¥8,328.02
August	2,848	2,594	769.79	720.03	9,222.87	8,513.20
September	2,874	2,432	769.54	715.05	9,288.53	8,646.03
October	2,698	2,328	757.59	710.32	9,075.59	8,488.14
November	3,015	2,430	787.74	718.36	9,492.91	8,619.45
December	3,455	2,876	861.57	776.83	10,433.63	9,376.97
2013 January	3,475	3,185	942.08	862.62	11,145.38	10,398.61
February	3,440	3,220	981.80	930.04	11,662.52	11,046.92

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

	NYSE (Canon Inc.)
	(U.S. dollars)
Period	High	Low
2008 Year	$54.990	$24.040
2009 Year	43.950	21.230
2010 Year	52.150	36.800
2011 1(st) quarter	52.300	42.290
2(nd) quarter	48.210	42.150
3(rd) quarter	50.000	42.460
4(th) quarter	47.600	41.700
2011 Year	52.300	41.700
2012 1(st) quarter	48.340	42.460
2(nd) quarter	48.480	37.820
3(rd) quarter	40.270	31.210
4(th) quarter	40.940	29.810
2012 Year	48.480	29.810

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2012 July	$40.270	$31.210
August	36.180	33.100
September	36.570	31.370
October	33.600	29.810
November	35.800	30.290
December	40.940	35.340
2013 January	40.430	36.140
February	36.600	34.690

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2012. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit

The Articles of Incorporation of the Company provide that a holder of shares representing less than one unit may require the Company to sell its shares to such holder so that the holder can raise its fractional ownership to a whole unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell. Such a request shall be made through the account management institutions and JASDEC. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale has taken place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter.

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

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Corporation Law of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Law of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and Audit & Supervisory Board Members of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

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

•	the removal of a director or Audit & Supervisory Board Member,
•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
•	a dissolution, merger or consolidation,
•	a corporate separation,
•	the transfer of the whole or an important part of the Company’s business,
•	the taking over of the whole of the business of any other corporation,
•

any issuance of new shares at a “specially favorable” price, stock acquisition rights (shinkabu yoyakuken) with “specially favorable” conditions or bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) with “specially favorable” conditions to persons other than shareholders,

•	release of part of Directors’ or Audit & Supervisory Board Members’ liabilities to the Company,
•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind,
•	purchase of shares by the Company from a specific shareholder other than its subsidiaries,
•	consolidation of shares, and
•	discharge of a portion of liabilities of Directors, Audit & Supervisory Board Members or independent auditors that are owed to the Company.

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

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

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

C. Material contracts

All contracts entered into by Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

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

In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor (if there are other foreign investors with whom the foreign investor has a special relationship, the shares held by such other foreign investors will be included in the number) would become 10% or more of the total outstanding shares of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company by the 15th day of the immediately following month in the date of acquisition falls. In certain exceptional cases, a prior notification is required in respect of such acquisition.

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

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 7% under the Japanese Income Tax Law. This standard withholding tax rate is applicable for dividends due and payable on or before December 31, 2013. After January 1, 2014, a 15% rate will apply, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased on January 1, 2013, to 7.147% (“Temporary Rate”) and will be 15.315% from January 1, 2014 until December 31, 2037.

Taking this Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate (i.e., from January 1, 2014), in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% plus the Surtax). While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2013 for most holders of shares or ADSs who are U.S. residents or corporations, no treaty application is required to be filed. In the case where the treaty rate is applicable, no Surtax is imposed but in order to enjoy the lower treaty rate, the treaty application filing is required in advance through the Company. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

2. Taxation in the United States

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the “Medicare contribution tax.” The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding the Company shares or ADSs as part of a hedge, straddle, conversion, other integrated transaction or other similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities;
•	persons holding the Company shares or ADSs that own or are deemed to own 10% or more of any class of the Company stock;
•	persons who acquired the Company shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding shares in connection with trade or business conducted outside of the United States.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax advisers concerning the U.S. federal, state, local and foreign tax consequences, owning and disposing of the Company shares or ADSs in its particular circumstances.

As used herein, a “U.S. holder” is a beneficial owner of the Company shares or ADSs that is eligible for the benefits of the Treaty and is, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state there of or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Company shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the Company shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Company shares or ADSs.

In general, if a U.S. holder owns ADSs, it will be treated for U.S. federal income tax purposes as the owner of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”), or intermediaries in the chain of ownership between the holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.

This discussion assumes that the Company was not a passive foreign investment company for 2012, as described below.

Taxation of Distributions

Distributions paid on the Company shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns of the U.S. Treasury described above, dividends paid to certain non-corporate U.S. holders will be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. holder, in the case of the Company shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of receipt.

Japanese income taxes withheld from cash dividends on the Company shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury described above. The rules governing foreign tax credits are complex, and a U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.

Sale or Other Disposition of the Company Shares or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of the Company shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if such holder held the Company shares or ADSs for more than one year. The amount of a U.S. holder’s gain or loss will be equal to the difference between the U.S. dollar amount realized on the disposition and the U.S. holder’s U.S. dollar tax basis in the Company shares or ADSs that were disposed of. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitation.

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2012 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder held the Company shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition including certain pledges of the Company shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the Company shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that may result in alternative tax treatments.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2012 and 2011.

Available-for-sale securities

	2012		2011
	Cost	Fair value	Cost	Fair value
	(Millions of yen)
Due within one year	¥30	¥30	¥20	¥20
Due after one year through five years	953	990	962	926
Due after five years through ten years	1,010	985	1,646	1,608
Equity securities	14,866	21,335	15,911	17,724

	¥16,859	¥23,340	¥18,539	¥20,278

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2012. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2013.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	¥220,742	¥172,641	¥26,889	¥420,272
Estimated fair value	(12,365)	(11,444)	(1,600)	(25,409)
Forwards to buy foreign currencies:
Contract amounts	¥38,826	¥27,737	¥—	¥66,563
Estimated fair value	136	611	—	747

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2012, 2011 and 2010. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥221 million, ¥457 million and ¥302 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2012.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2012, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Item 16A. Audit Committee Financial Expert

Canon’s Audit & Supervisory Board has determined that Shunji Onda and Kazunori Watanabe each qualify as an “audit committee financial expert” as defined by the rules of the SEC. Shunji Onda began his career at Canon in 1972, and since that time has worked in the field of finance and accounting for more than thirty years. From 2006 to 2007, Shunji Onda served as a Deputy Group Executive of Finance & Accounting HQ, the division responsible for Canon’s consolidated reporting. Kazunori Watanabe registered as a Certified Public Accountant in Japan in 1978, and since that time has worked in the field of audit as independent auditor of several companies such as electric industry areas for more than thirty years. Shunji Onda and Kazunori Watanabe were elected as one of Canon’s Audit & Supervisory Board Members at an ordinary general meeting of shareholders held in March 2010. Shunji Onda and Kazunori Watanabe met the independence requirements imposed on Audit & Supervisory Board Members as set forth by Japanese legal provisions.

Item 16B. Code of Ethics

Canon maintains a “Canon Group Code of Conduct” or Code of Conduct, applicable to all executives and employees. The Code of Conduct sets forth provisions relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to the provisions of the Code of Conduct. The Board of Directors maintains a “Code of Ethics” as a supplement to the Code of Conduct. This Code of Ethics applies to Canon’s President and Chief Executive Officer, each member of the Board of Directors (which includes the Chief Financial Officer) and general managers belonging to Canon’s accounting headquarters. The Code of Ethics requires full, fair, accurate, timely and understandable disclosure in reports and documents that Canon files with or submits to the SEC and in Canon’s other communications with the public, prompt internal reporting of violations of the Code of Conduct or Code of Ethics, and accountability for adherence to their provisions. Both the Code of Conduct and the Code of Ethics have been filed as exhibits.

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Canon’s Audit & Supervisory Board consisting of five members, including three outside auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The Audit & Supervisory Board has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services. These policies and procedures govern the Audit & Supervisory Board’ review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services.” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.

The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.

•

All services provided to Canon necessary to perform an annual audit or review to comply with the standards of the Public Company Accounting Oversight Board (United States), in any jurisdiction, including tax services and accounting consultation necessary to comply with the standards of the Public Company Accounting Oversight Board (United States) in those jurisdictions, and any engagement of an Independent Registered Public Accounting Firm for any audit or non-audit service involving estimated fees exceeding ¥10,000,000 per single engagement must be pre-approved by the majority of Audit & Supervisory Board.

•	Certain other services may be pre-approved under detailed categories of audit and non-audit services established annually by the Audit & Supervisory Board, as long as those services do not exceed specified maximum yen limits for aggregate fees relating to each of those categories. Any engagement of an Independent Registered Public Accounting Firm by this means must be reported to the Audit & Supervisory Board at its next regularly scheduled meeting.

•

For services that are not covered by the above two means of pre-approval, the Audit & Supervisory Board has delegated pre-approval authority to any of the standing Audit & Supervisory Board Members of the board. Any engagement of an Independent Registered Public Accounting Firm pre-approved by one of the standing Audit & Supervisory Board Members is required to be reported to the Audit & Supervisory Board at its next regularly scheduled meeting.

Additional services may be pre-approved by the Audit & Supervisory Board on an individual basis.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2012	Year ended December 31, 2011
	(Millions of yen)
Audit fees	¥2,194	¥2,176
Audit-related fees	25	59
Tax fees	250	134
All other fees	177	420

Total	¥2,646	¥2,789

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2012 and 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Canon is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act. Because of such reliance, Canon does not have an audit committee which can act independently and satisfy the other requirements of Rule 10A-3 under the Exchange Act.

According to Rule 10A-3 under the Exchange Act and NYSE listing standards, Canon’s Audit & Supervisory Board has been identified to act in place of an audit committee. The Audit & Supervisory Board meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Audit & Supervisory Board is established pursuant to applicable Japanese law and Canon’s Articles of Incorporation;
•	under Japanese legal requirements, the Audit & Supervisory Board is separate from the board of directors;
•	the Audit & Supervisory Board is not elected by the management of Canon and no executive officer of Canon is a member of the Audit & Supervisory Board;
•	all of the members of the Audit & Supervisory Board meet specific independence requirements from the Company and Canon, the management and the auditing firm, as set forth by Japanese legal provisions;
•

the Audit & Supervisory Board, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements;

•	the Audit & Supervisory Board maintains a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;
•	the Audit & Supervisory Board is authorized to engage independent counsel and other advisers, as it deems appropriate; and
•

the Audit & Supervisory Board is provided with appropriate funding for payment of (i) compensation to Canon’s independent registered public accounting firm engaged for the purpose of issuing audit reports on Canon’s annual financial statements, (ii) compensation to independent counsel and other advisers engaged by the Audit & Supervisory Board, and (iii) ordinary administrative expenses of the Audit & Supervisory Board in carrying out its duties.

Canon’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Audit & Supervisory Board to act independently and to satisfy the other requirements of Rule 10A-3.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2012	(Shares)	(Yen)
January 1 - January 31	723	3,376	—	—
February 1 - February 29	14,521,795	3,443	14,521,600	—
March 1 - March 31	879	3,731	—	—
April 1 - April 30	1,256	3,810	—	—
May 1 - May 31	642	3,652	—	—
June 1 - June 30	15,853,405	3,154	15,853,100	—
July 1 - July 31	126	3,078	—	—
August 1 - August 31	18,376,422	2,721	18,376,100	—
September 1 - September 30	576	2,639	—	—
October 1 - October 31	463	2,564	—	—
November 1 - November 30	318	2,690	—	—
December 1 - December 31	431	2,977	—	—

Notes:

(1)	On February 2, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 16 million shares with an aggregate purchase price of ¥50 billion during the period from February 3, 2012 through March 19, 2012.
(2)	On June 4, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 17 million shares with an aggregate purchase price of ¥50 billion during the period from June 5, 2012 through July 27, 2012.
(3)	On July 30, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 21 million shares with an aggregate purchase price of ¥50 billion during the period from July 31, 2012 through September 10, 2012.
(4)	The Company has completed all of its share repurchase plans or programs listed above by December 31, 2012.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2012, the Company purchased 6,236 shares for a total purchase price of 20,573,775 yen upon requests from holders of shares consisting less than one full unit.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

1. Directors

Currently, the Company’s board of directors does not have any director who could be regarded as an “independent director” under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Law of Japan (the “Corporation Law”) does not require Japanese companies with the Audit & Supervisory Board such as the Company, to appoint independent directors as members of the board of directors. The NYSE Corporate Governance Rules require non-management directors of U.S. listed companies to meet at regularly scheduled executive sessions without the presence of management. Unlike the NYSE Corporate Governance Rules, however, the Corporation Law does not require companies to implement an internal corporate organ or committee comprised solely of independent directors. Thus, the Company’s board of directors currently does not include any non-management directors.

2. Committees

Under the Corporation Law, the Company may choose to:(i) have an audit committee, nomination committee and compensation committee and abolish the post of the Audit & Supervisory Board Members; or (ii) have the Audit & Supervisory Board .The Company has elected to have the Audit & Supervisory Board, whose duties include monitoring and reviewing the management and reporting the results of these activities to the shareholders or board of directors of the Company. While the NYSE Corporate Governance Rules provide that U.S. listed companies must have an audit committee, nominating committee and compensation committee, each composed entirely of independent directors, the Corporation Law does not require companies to have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

The Company’s board of directors nominates candidates for directorships and submits a proposal at the general meeting of shareholders for shareholder approval. Pursuant to the Corporation Law, the shareholders then vote to elect directors at the meeting. The Corporation Law requires that the total amount or calculation method of compensation for directors and Audit & Supervisory Board Members be determined by a resolution of the general meeting of shareholders respectively, unless the amount or calculation method is provided under the

Articles of Incorporation. As the Articles of Incorporation of the Company do not provide an amount or calculation method, the amount of compensation for the directors and the Audit & Supervisory Board Members of the Company is determined by a resolution of the general meeting of shareholders. The allotment of compensation for each director from the total amount of compensation is determined by the Company’s board of directors, and the allotment of compensation to each Audit & Supervisory Board Member is determined by consultation among the Company’s Audit & Supervisory Board Members.

3. Audit Committee

The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established the Audit & Supervisory Board shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3.Pursuant to the requirements of the Corporation Law, the shareholders elect the Audit & Supervisory Board Members by resolution of a general meeting of shareholders. The Company currently has five Audit & Supervisory Board Members, although the minimum number of Audit & Supervisory Board Members required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require the Audit & Supervisory Board Members to be experts in accounting or to have any other area of expertise. Under the Corporation Law, the Audit & Supervisory Board may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the Audit & Supervisory Board Member’s duties. The Audit & Supervisory Board prepares auditors’ reports and may veto a proposal for the nomination of the Audit & Supervisory Board Members, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Corporation Law, the half or more of a company’s Audit & Supervisory Board Members must be “outside” Audit & Supervisory Board Members. These are individuals who are prohibited to have ever been a director, executive officer, manager, or employee of the Company or its subsidiaries. The Company’s current Audit & Supervisory Board Member system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent Audit & Supervisory Board Member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside Audit & Supervisory Board Members” (each of which terms is defined under the Corporation Law) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside Audit & Supervisory Board Members. In addition, all such three outside Audit & Supervisory Board Members are also qualified as independent Audit & Supervisory Board Members under the regulations of the Japanese stock exchanges. The qualifications for an “outside” or “independent” Audit & Supervisory Board Member under the Corporation Law or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

4. Shareholder Approval of Equity Compensation Plans

The NYSE Corporate Governance Rules require that shareholders be given the opportunity to vote on all equity compensation plans and any material revisions of such plans, with certain limited exceptions. Under the Corporation Law, a Company is required to obtain shareholder approval regarding the stock options to be issued to directors and Audit & Supervisory Board Members as part of remuneration of directors and Audit & Supervisory Board Member.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 28, 2013

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2012	2011
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥666,678	¥773,227
Short-term investments (Note 2)	28,322	125,517
Trade receivables, net (Note 3)	573,375	533,208
Inventories (Note 4)	551,623	476,704
Prepaid expenses and other current assets (Notes 6, 12 and 17)	262,258	244,649

Total current assets	2,082,256	2,153,305
Noncurrent receivables (Note 18)	19,702	16,772
Investments (Note 2)	56,617	51,790
Property, plant and equipment, net (Notes 5 and 6)	1,260,364	1,190,836
Intangible assets, net (Note 8)	135,736	138,030
Other assets (Notes 6, 8, 11 and 12)	400,828	379,994

Total assets	¥3,955,503	¥3,930,727

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥1,866	¥8,343
Trade payables (Note 10)	325,235	380,532
Accrued income taxes (Note 12)	60,057	45,900
Accrued expenses (Notes 11 and 18)	291,348	299,422
Other current liabilities (Notes 5, 12 and 17)	165,929	159,651

Total current liabilities	844,435	893,848
Long-term debt, excluding current installments (Note 9)	2,117	3,368
Accrued pension and severance cost (Note 11)	272,131	249,604
Other noncurrent liabilities (Note 12)	82,518	70,240

Total liabilities	1,201,201	1,217,060

Commitments and contingent liabilities (Note 18)
Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2012 and 2011	174,762	174,762
Additional paid-in capital	401,547	401,572
Legal reserve (Note 13)	61,663	59,004
Retained earnings (Note 13)	3,138,976	3,059,298
Accumulated other comprehensive income (loss) (Note 14)	(367,249)	(481,773)
Treasury stock, at cost; 180,972,173 shares in 2012 and 132,231,296 shares in 2011	(811,673)	(661,731)

Total Canon Inc. stockholders’ equity	2,598,026	2,551,132
Noncontrolling interests	156,276	162,535

Total equity	2,754,302	2,713,667

Total liabilities and equity	¥3,955,503	¥3,930,727

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Net sales	¥3,479,788	¥3,557,433	¥3,706,901
Cost of sales (Notes 5, 8, 11 and 18)	1,829,822	1,820,670	1,923,813

Gross profit	1,649,966	1,736,763	1,783,088
Operating expenses (Notes 1, 5, 8, 11, 15 and 18):
Selling, general and administrative expenses	1,029,646	1,050,892	1,079,719
Research and development expenses	296,464	307,800	315,817

	1,326,110	1,358,692	1,395,536

Operating profit	323,856	378,071	387,552
Other income (deductions):
Interest and dividend income	6,792	8,432	6,022
Interest expense	(1,022)	(988)	(1,931)
Other, net (Notes 1, 2, 17 and 20)	12,931	(10,991)	1,220

	18,701	(3,547)	5,311

Income before income taxes	342,557	374,524	392,863
Income taxes (Note 12)	110,112	120,415	140,160

Consolidated net income	232,445	254,109	252,703
Less: Net income attributable to noncontrolling interests	7,881	5,479	6,100

Net income attributable to Canon Inc.	¥224,564	¥248,630	¥246,603

	(Yen)
Net income attributable to Canon Inc. stockholders per share (Note 16):
Basic	¥191.34	¥204.49	¥199.71
Diluted	191.34	204.48	199.70
Cash dividends per share	130.00	120.00	120.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Consolidated net income	¥232,445	¥254,109	¥252,703
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	133,735	(54,086)	(126,918)
Net unrealized gains and losses on securities	3,265	(2,116)	(146)
Net gains and losses on derivative instruments	(4,880)	(449)	767
Pension liability adjustments	(12,787)	(38,377)	(9,327)

	119,333	(95,028)	(135,624)

Comprehensive income (Note 14)	351,778	159,081	117,079
Less: Comprehensive income (loss) attributable to noncontrolling interests	10,824	1,765	(563)

Comprehensive income attributable to Canon Inc.	¥340,954	¥157,316	¥117,642

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400
Acquisition of subsidiaries								19,168	19,168
Equity transactions with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)		(136,103)
Dividends paid to noncontrolling interests								(2,827)	(2,827)
Transfer to legal reserve			3,243	(3,243)			—		—
Comprehensive income (loss):
Net income				246,603			246,603	6,100	252,703
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(122,667)		(122,667)	(4,251)	(126,918)
Net unrealized gains and losses on securities					(222)		(222)	76	(146)
Net gains and losses on derivative instruments					833		833	(66)	767
Pension liability adjustments					(6,905)		(6,905)	(2,422)	(9,327)

Total comprehensive income (loss)							117,642	(563)	117,079

Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)		(61,196)

Balance at December 31, 2010	174,762	400,425	57,930	2,965,237	(390,459)	(562,113)	2,645,782	163,855	2,809,637
Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfer to legal reserve			1,074	(1,074)			—		—
Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)

Total comprehensive income							157,316	1,765	159,081

Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)

Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667
Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)
Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)
Dividends paid to noncontrolling interests								(3,492)	(3,492)
Transfer to legal reserve			2,659	(2,659)			—		—
Comprehensive income:
Net income				224,564			224,564	7,881	232,445
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					132,704		132,704	1,031	133,735
Net unrealized gains and losses on securities					3,148		3,148	117	3,265
Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)
Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)

Total comprehensive income							340,954	10,824	351,778

Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)

Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥232,445	¥254,109	¥252,703
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	258,133	261,343	276,193
Loss on disposal of fixed assets	11,242	8,937	21,120
Impairment loss of fixed assets	7	598	1,288
Impairment loss of investments	1,527	8,130	23,330
Equity in (earnings) losses of affiliated companies	(610)	7,368	(10,471)
Deferred income taxes	7,487	29,129	29,381
(Increase) decrease in trade receivables	5,030	9,991	(6,671)
Increase in inventories	(24,805)	(109,983)	(17,532)
Increase (decrease) in trade payables	(102,293)	35,766	115,726
Increase (decrease) in accrued income taxes	12,427	(25,653)	25,228
Increase (decrease) in accrued expenses	(30,089)	8,938	77
Increase (decrease) in accrued (prepaid) pension and severance cost	5,515	(2,315)	4,147
Other, net	8,061	(16,796)	29,894

Net cash provided by operating activities	384,077	469,562	744,413
Cash flows from investing activities:

Purchases of fixed assets (Note 5)	(316,211)	(238,129)	(199,152)
Proceeds from sale of fixed assets (Note 5)	4,861	3,273	3,303
Purchases of available-for-sale securities	(417)	(2,160)	(10,891)
Proceeds from sale and maturity of available-for-sale securities	344	1,934	3,910
(Increase) decrease in time deposits, net	103,137	(34,111)	(80,904)
Acquisitions of subsidiaries, net of cash acquired	(704)	29	(55,686)
Purchases of other investments	(796)	(373)	(1,955)
Other, net	(2,954)	12,994	(758)

Net cash used in investing activities	(212,740)	(256,543)	(342,133)
Cash flows from financing activities:

Proceeds from issuance of long-term debt	614	725	5,902
Repayments of long-term debt	(3,732)	(4,670)	(5,739)
Increase (decrease) in short-term loans, net	(5,055)	2,466	(74,933)
Dividends paid	(142,362)	(152,784)	(136,103)
Repurchases of treasury stock, net	(149,968)	(99,766)	(61,196)
Other, net	(19,236)	(3,484)	(7,828)

Net cash used in financing activities	(319,739)	(257,513)	(279,897)

Effect of exchange rate changes on cash and cash equivalents	41,853	(22,858)	(76,838)

Net change in cash and cash equivalents	(106,549)	(67,352)	45,545
Cash and cash equivalents at beginning of year	773,227	840,579	795,034

Cash and cash equivalents at end of year	¥666,678	¥773,227	¥840,579

Supplemental disclosure for cash flow information (Note 21):

Cash paid during the year for:
Interest	¥1,084	¥914	¥1,924
Income taxes	98,096	120,696	80,212

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), office copying machines, laser printers and digital production printing systems. Imaging system products consist mainly of interchangeable-lens digital cameras, compact digital cameras, interchangeable lenses, digital camcorders, digital cinema cameras, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners and broadcast equipment. Industry and other products consist mainly of semiconductor lithography equipment, flat-panel-display (“FPD”) lithography equipment, digital radiography systems, vacuum thin-film deposition equipment and organic LED panel manufacturing equipment. Canon’s consolidated net sales for the years ended December 31, 2012, 2011 and 2010 were distributed as follows: the Office Business Unit 50.5%, 53.9% and 53.6%, the Imaging System Business Unit 40.4%, 36.9% and 37.5%, the Industry and Others Business Unit 11.7%, 11.8% and 11.7%, and elimination between segments 2.6%, 2.6% and 2.8%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 22.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 79.3%, 80.5% and 81.2% of consolidated net sales for the years ended December 31, 2012, 2011 and 2010 were generated outside Japan, with 27.0%, 27.0% and 27.6% in the Americas, 29.1%, 31.3% and 31.6% in Europe, and 23.2%, 22.2% and 22.0% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted 17.0%, 19.3% and 20.1% of consolidated net sales for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 28 plants in Japan and 17 overseas plants which are located in countries or regions such as the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand and Vietnam.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses was a net gain of ¥9,130 million for the year ended December 31, 2012, a net loss of ¥3,287 million for the year ended December 31, 2011 and a net gain of ¥3,089 million for the year ended December 31, 2010, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥141,729 million and ¥204,307 million at December 31, 2012 and 2011, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful life of 3 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon generates revenue principally through the sale of office and imaging system products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment, such as semiconductor lithography equipment and FPD lithography equipment that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

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

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. During the year ended December 31, 2012, Canon revised its estimates for sales incentive programs accrual. This change in estimate caused an increase in net income attributable to Canon Inc. by ¥10,785 million, and an increase in basic and diluted net income attributable to Canon Inc. stockholders per share by ¥9.19 each. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥83,134 million, ¥81,232 million and ¥94,794 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥38,499 million, ¥43,308 million and ¥56,306 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment which requires presentation of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements, which is applied retrospectively for all periods presented. Canon adopted this amended guidance from the quarter beginning January 1, 2012. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In February 2013, the FASB issued an amendment which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. Canon will adopt this amended guidance from the quarter beginning January 1, 2013, and does not expect the adoption of this guidance to have a material impact on Canon’s consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2012 and 2011 were as follows:

	December 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	¥30	¥—	¥—	¥30

Noncurrent:
Government bonds	¥181	¥—	¥—	¥181
Corporate bonds	590	—	30	560
Fund trusts	1,192	43	1	1,234
Equity securities	14,866	7,033	564	21,335

	¥16,829	¥7,076	¥595	¥23,310

	December 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	¥20	¥—	¥—	¥20

Noncurrent:
Government bonds	¥172	¥—	¥22	¥150
Corporate bonds	569	73	84	558
Fund trusts	1,867	2	43	1,826
Equity securities	15,911	3,200	1,387	17,724

	¥18,519	¥3,275	¥1,536	¥20,258

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at December 31, 2012:

	Cost	Fair value
	(Millions of yen)
Due within one year	¥30	¥30
Due after one year through five years	953	990
Due after five years through ten years	1,010	985

	¥1,993	¥2,005

Gross realized gains were ¥238 million, ¥204 million and ¥641 million for the years ended December 31, 2012, 2011 and 2010, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥1,545 million, ¥4,281 million and ¥1,961 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

At December 31, 2012, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥28,292 million and ¥125,497 million at December 31, 2012 and 2011, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,808 million and ¥14,583 million at December 31, 2012 and 2011, respectively. These investments were not evaluated for impairment at December 31, 2012 and 2011, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥17,345 million and ¥15,776 million at December 31, 2012 and 2011, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥610 million, losses of ¥7,368 million and earnings of ¥10,471 million for the years ended December 31, 2012, 2011 and 2010, respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2012	2011
	(Millions of yen)
Notes	¥17,207	¥16,739
Accounts	569,138	528,032

	586,345	544,771
Less allowance for doubtful receivables	(12,970)	(11,563)

	¥573,375	¥533,208

4.	Inventories

Inventories are summarized as follows:

	December 31
	2012	2011
	(Millions of yen)
Finished goods	¥391,194	¥291,023
Work in process	139,923	166,076
Raw materials	20,506	19,605

	¥551,623	¥476,704

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2012	2011
	(Millions of yen)
Land	¥272,233	¥268,493
Buildings	1,447,838	1,367,187
Machinery and equipment	1,586,827	1,499,331
Construction in progress	112,919	94,507

	3,419,817	3,229,518
Less accumulated depreciation	(2,159,453)	(2,038,682)

	¥1,260,364	¥1,190,836

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was ¥211,973 million, ¥210,179 million and ¥232,327 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥38,893 million and ¥47,690 million at December 31, 2012 and 2011, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

6.	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2012	2011
	(Millions of yen)
Total minimum lease payments receivable	¥231,221	¥204,326
Unguaranteed residual values	8,863	8,195
Executory costs	(2,598)	(2,275)
Unearned income	(27,521)	(24,955)

	209,965	185,291
Less allowance for credit losses	(6,908)	(7,039)

	203,057	178,252
Less current portion	(74,168)	(66,337)

	¥128,889	¥111,915

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2012	2011
	(Millions of yen)
Balance at beginning of year	¥7,039	¥7,983
Charge-offs	(1,304)	(1,937)
Provision	1,922	2,052
Other	(749)	(1,059)

Balance at end of year	¥6,908	¥7,039

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2012 and 2011 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2012 and 2011 was ¥80,186 million and ¥75,391 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2012 and 2011 was ¥58,433 million and ¥54,791 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2012.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2013	¥89,794	¥7,073
2014	63,348	4,359
2015	38,983	3,038
2016	19,221	2,195
2017	19,472	1,671
Thereafter	403	4,084

	¥231,221	¥22,420

7.	Acquisitions

In March 2010, Canon acquired 45.2% of the total outstanding shares of Océ N.V. (“Océ”), which was listed on NYSE Euronext Amsterdam, principally through a fully self-funded public cash tender offer for consideration of ¥50,374 million, in addition to the 22.9% interest Canon held before the public cash tender offer. In addition, Canon acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥8,027 million. As a result, Canon’s aggregate interest represented

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

87.2% of the total outstanding shares of Océ at that time. The fair value of the 12.8% noncontrolling interest in Océ of ¥18,245 million was measured based on the quoted price of Océ’s common stock on the acquisition date. Canon holds 99.4% of Océ’s outstanding shares at December 31, 2012.

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

The unaudited pro forma net sales as if Océ had been included in Canon’s consolidated statements of income from the beginning of the year ended December 31, 2010 was ¥3,772,425 million. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

Canon acquired businesses other than this described above during the years ended December 31, 2012, 2011, and 2010. Such acquisitions were accounted for using the acquisition method but were not material to its consolidated financial statements.

8.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the years ended December 31, 2012 and 2011 totaled ¥34,196 million and ¥35,994 million, which primarily consist of software of ¥33,985 million and ¥33,217 million, respectively. The weighted average amortization periods for intangible assets in total acquired during the years ended December 31, 2012 and 2011 are approximately 4 years and 5 years, respectively. The weighted average amortization periods for software acquired during the years ended December 31, 2012 and 2011 are approximately 4 years.

The components of intangible assets subject to amortization at December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	¥225,894	¥131,875	¥205,235	¥115,131
Customer relationships	39,615	26,938	34,957	18,724
Patented technologies	25,900	19,028	24,342	13,317
License fees	20,142	14,573	20,425	12,867
Other	22,776	9,382	19,235	6,857

	¥334,327	¥201,796	¥304,194	¥166,896

Aggregate amortization expense for the years ended December 31, 2012, 2011 and 2010 was ¥46,160 million, ¥51,164 million and ¥43,866 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥44,409 million in 2013, ¥34,219 million in 2014, ¥20,576 million in 2015, ¥11,822 million in 2016, and ¥6,605 million in 2017.

Intangible assets not subject to amortization other than goodwill at December 31, 2012 and 2011 were not significant.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2012 and 2011 were as follows:

	Year ended December 31, 2012
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥102,060	¥12,088	¥4,873	¥119,021
Goodwill acquired during the year	—	—	961	961
Translation adjustments and other	9,288	586	987	10,861

Balance at end of year	¥111,348	¥12,674	¥6,821	¥130,843

	Year ended December 31, 2011
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥107,301	¥12,386	¥5,502	¥125,189
Translation adjustments and other	(5,241)	(298)	(629)	(6,168)

Balance at end of year	¥102,060	¥12,088	¥4,873	¥119,021

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2012 and 2011 were ¥319 million and ¥4,641 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2012 and 2011 were 4.00% and 2.72%, respectively.

Long-term debt consisted of the following:

	December 31
	2012	2011
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2020; bearing weighted average interest of 1.94% and 1.68% at December 31, 2012 and 2011, respectively	¥132	¥1,297
0.75% Japanese yen notes, due 2012	—	1,020
0.84% Japanese yen notes, due 2013	—	156
Capital lease obligations	3,532	4,597

	3,664	7,070
Less current portion	(1,547)	(3,702)

	¥2,117	¥3,368

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

The aggregate annual maturities of long-term debt outstanding at December 31, 2012 were as follows:

(Millions of yen)
Year ending December 31:
2013	¥1,547
2014	1,199
2015	611
2016	182
2017	91
Thereafter	34

¥3,664

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2012	2011
	(Millions of yen)
Notes	¥11,971	¥16,519
Accounts	313,264	364,013

	¥325,235	¥380,532

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

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2012, 2011 and 2010 were ¥13,021 million, ¥12,511 million and ¥11,780 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥626,924	¥593,274	¥262,130	¥261,130
Service cost	25,738	25,875	5,884	5,756
Interest cost	11,788	12,354	13,176	12,748
Plan participants’ contributions	—	—	2,315	2,680
Amendments	—	(1,913)	—	—
Actuarial loss	6,049	14,845	45,145	3,872
Benefits paid	(18,979)	(17,511)	(10,407)	(8,234)
Foreign currency exchange rate changes	—	—	46,366	(15,822)

Benefit obligations at end of year	651,520	626,924	364,609	262,130
Change in plan assets:
Fair value of plan assets at beginning of year	448,736	460,090	192,033	197,835
Actual return on plan assets	41,593	(17,285)	25,290	2,335
Employer contributions	22,589	22,282	7,832	8,228
Plan participants’ contributions	—	—	2,315	2,680
Benefits paid	(17,466)	(16,351)	(9,825)	(8,201)
Foreign currency exchange rate changes	—	—	31,889	(10,844)

Fair value of plan assets at end of year	495,452	448,736	249,534	192,033

Funded status at end of year	¥(156,068)	¥(178,188)	¥(115,075)	¥(70,097)

Amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
	(Millions of yen)
Other assets	¥—	¥54	¥1,371	¥1,397
Accrued expenses	—	—	(383)	(132)
Accrued pension and severance cost	(156,068)	(178,242)	(116,063)	(71,362)

	¥(156,068)	¥(178,188)	¥(115,075)	¥(70,097)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2012 and 2011 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
	(Millions of yen)
Actuarial loss	¥253,748	¥291,778	¥50,417	¥16,095
Prior service credit	(117,633)	(130,712)	(261)	(345)

	¥136,115	¥161,066	¥50,156	¥15,750

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
	(Millions of yen)
Accumulated benefit obligation	¥620,589	¥595,689	¥328,736	¥238,675

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
	(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥651,520	¥622,645	¥360,742	¥259,517
Fair value of plan assets	495,452	444,403	244,296	188,023
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥615,551	¥591,830	¥324,869	¥160,941
Fair value of plan assets	489,929	444,403	244,296	111,527

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2012, 2011 and 2010 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2012	2011	2010	2012	2011	2010
	(Millions of yen)
Service cost	¥25,738	¥25,875	¥23,331	¥5,884	¥5,756	¥5,660
Interest cost	11,788	12,354	12,636	13,176	12,748	11,792
Expected return on plan assets	(13,791)	(16,485)	(16,591)	(11,806)	(12,112)	(10,540)
Amortization of net transition obligation	—	722	722	—	—	—
Amortization of prior service credit	(13,079)	(13,674)	(13,878)	(116)	(93)	(116)
Amortization of actuarial loss	16,277	14,462	14,545	1,351	621	1,050

	¥26,933	¥23,254	¥20,765	¥8,489	¥6,920	¥7,846

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2012	2011	2010	2012	2011	2010
	(Millions of yen)
Current year actuarial (gain) loss	¥(21,753)	¥48,615	¥34,348	¥31,661	¥13,649	¥(14,713)
Amortization of actuarial loss	(16,277)	(14,462)	(14,545)	(1,351)	(621)	(1,050)
Prior service credit due to amendments	—	(1,913)	(423)	—	—	(149)
Amortization of prior service credit	13,079	13,674	13,878	116	93	116
Amortization of net transition obligation	—	(722)	(722)	—	—	—

	¥(24,951)	¥45,192	¥32,536	¥30,426	¥13,121	¥(15,796)

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)
Prior service credit	¥(13,070)	¥(124)
Actuarial loss	14,414	1,413

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2012	2011	2012	2011
Discount rate	1.8%	1.9%	3.6%	4.6%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.2%	2.4%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2012	2011	2010	2012	2011	2010
Discount rate	1.9%	2.1%	2.3%	4.6%	4.9%	4.9%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.4%	2.9%	2.8%
Expected long-term rate of return on plan assets	3.1%	3.6%	3.6%	5.4%	5.7%	6.1%

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

Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2012 and 2011, by asset category, are as follows:

	December 31, 2012
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥34,387	¥—	¥—	¥34,387	¥—	¥—	¥—	¥—
Foreign companies	6,560	—	—	6,560	13,149	—	—	13,149
Pooled funds (b)	—	99,631	—	99,631	—	60,142	—	60,142
Debt securities:
Government bonds (c)	20,301	—	—	20,301	4,345	—	—	4,345
Municipal bonds	—	1,064	—	1,064	—	21	—	21
Corporate bonds	—	8,425	—	8,425	—	—	—	—
Pooled funds (d)	—	192,386	—	192,386	—	128,647	—	128,647
Mortgage backed securities (and other asset backed securities)	—	8,400	—	8,400	—	236	—	236
Life insurance company general accounts	—	113,179	—	113,179	—	1,857	—	1,857
Other assets	—	9,813	1,306	11,119	—	41,137	—	41,137

	¥61,248	¥432,898	¥1,306	¥495,452	¥17,494	¥232,040	¥—	¥249,534

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

	December 31, 2011
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥37,875	¥—	¥—	¥37,875	¥—	¥—	¥—	¥—
Foreign companies	4,804	—	—	4,804	3,779	—	—	3,779
Pooled funds (f)	—	82,380	—	82,380	—	47,779	—	47,779
Debt securities:
Government bonds (g)	17,951	—	—	17,951	2,326	—	—	2,326
Municipal bonds	—	864	—	864	—	19	—	19
Corporate bonds	—	8,170	—	8,170	—	—	—	—
Pooled funds (h)	—	190,832	—	190,832	—	92,653	—	92,653
Mortgage backed securities (and other asset backed securities)	—	4,842	—	4,842	—	2,726	—	2,726
Life insurance company general accounts	—	92,700	—	92,700	—	—	—	—
Other assets	—	7,171	1,147	8,318	—	42,751	—	42,751

	¥60,630	¥386,959	¥1,147	¥448,736	¥6,105	¥185,928	¥—	¥192,033

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥565 million.
(b)	These funds invest in listed equity securities consisting of approximately 20% Japanese companies and 80% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 30% Japanese government bonds and 70% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 65% Japanese government bonds, 25% foreign government bonds, 5% Japanese municipal bonds, and 5% corporate bonds for Japanese plans. These funds invest in approximately 30% foreign government bonds and 70% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥1,129 million.
(f)	These funds invest in listed equity securities consisting of approximately 50% Japanese companies and 50% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 30% Japanese government bonds and 70% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 75% Japanese government bonds, 15% foreign government bonds, 5% Japanese municipal bonds, and 5% corporate bonds for Japanese plans. These funds invest in approximately 40% foreign government bonds and 60% corporate bonds for foreign plans.

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

The fair value of Level 3 assets, consisting of hedge funds, was ¥1,306 million and ¥1,147 million at December 31, 2012 and 2011, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2012 and 2011 were not significant.

Contributions

Canon expects to contribute ¥18,610 million to its Japanese defined benefit pension plans and ¥21,454 million to its foreign defined benefit pension plans for the year ending December 31, 2013.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)
Year ending December 31:
2013	¥15,961	¥8,954
2014	16,947	8,876
2015	18,765	9,094
2016	20,524	9,792
2017	21,970	10,467
2018 – 2022	141,232	61,438

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2012
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥257,640	¥84,917	¥342,557

Income taxes:
Current	¥73,573	¥29,052	¥102,625
Deferred	13,900	(6,413)	7,487

	¥87,473	¥22,639	¥110,112

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2011
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥287,592	¥86,932	¥374,524

Income taxes:
Current	¥67,671	¥23,615	¥91,286
Deferred	21,047	8,082	29,129

	¥88,718	¥31,697	¥120,415

	Year ended December 31, 2010
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥302,965	¥89,898	¥392,863

Income taxes:
Current	¥78,359	¥32,420	¥110,779
Deferred	35,496	(6,115)	29,381

	¥113,855	¥26,305	¥140,160

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 40% for the years ended December 31, 2012, 2011 and 2010.

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

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2012	2011	2010
Japanese statutory income tax rate	40.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.8	0.6	0.8
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(4.3)	(4.3)	(3.5)
Tax credit for research and development expenses	(5.7)	(3.9)	(5.1)
Change in valuation allowance	(1.7)	(0.5)	2.8
Effect of enacted changes in tax laws and rates on Japanese tax	—	1.8	—
Other	3.0	(1.5)	0.7

Effective income tax rate	32.1%	32.2%	35.7%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2012	2011
	(Millions of yen)
Prepaid expenses and other current assets	¥62,358	¥61,961
Other assets	121,934	130,582
Other current liabilities	(2,662)	(1,735)
Other noncurrent liabilities	(44,712)	(43,542)

	¥136,918	¥147,266

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	December 31
	2012	2011
	(Millions of yen)
Deferred tax assets:
Inventories	¥13,040	¥18,885
Accrued business tax	4,754	3,227
Accrued pension and severance cost	86,442	90,025
Research and development—costs capitalized for tax purposes	12,658	12,898
Property, plant and equipment	28,780	31,624
Accrued expenses	36,528	37,992
Net operating losses carried forward	32,494	31,967
Other	41,366	38,220

	256,062	264,838
Less valuation allowance	(32,167)	(33,788)

Total deferred tax assets	223,895	231,050

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(8,235)	(6,783)
Net unrealized gains on securities	(2,437)	(1,180)
Tax deductible reserve	(6,417)	(6,385)
Financing lease revenue	(41,417)	(40,878)
Prepaid pension and severance cost	(1,073)	(2,224)
Other	(27,398)	(26,334)

Total deferred tax liabilities	(86,977)	(83,784)

Net deferred tax assets	¥136,918	¥147,266

The net changes in the total valuation allowance were a decrease of ¥1,621 million for the year ended December 31, 2012, a decrease of ¥1,519 million and an increase of ¥13,119 million for the years ended December 31, 2011 and 2010, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2012.

At December 31, 2012, Canon had net operating losses which can be carried forward for income tax purposes of ¥122,850 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to twenty years as follows:

(Millions of yen)
Within one year	¥2,583
After one year through five years	28,470
After five years through ten years	15,803
After ten years through twenty years	44,533
Indefinite period	31,461

Total	¥122,850

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥22,604 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2012 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2012, such undistributed earnings of these subsidiaries were ¥894,850 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Balance at beginning of year	¥2,933	¥6,035	¥13,235
Additions for tax positions of the current year	869	149	73
Additions for tax positions of prior years	4,903	431	805
Reductions for tax positions of prior years	(1,546)	(2,139)	(8,354)
Settlements with tax authorities	(41)	(1,264)	(2,471)
Additions from acquisitions	—	—	4,066
Other	593	(279)	(1,319)

Balance at end of year	¥7,711	¥2,933	¥6,035

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥7,711 million and ¥2,809 million at December 31, 2012 and 2011, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

rate in the future period. Based on each of the items of which Canon is aware at December 31, 2012, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2012 and 2011, and interest and penalties included in income taxes for the years ended December 31, 2012, 2011 and 2010 are not material.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2012. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2003. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2006 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in major foreign tax jurisdictions.

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2012, 2011 and 2010 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2012 did not reflect current year-end dividends in the amount of ¥80,695 million which were approved by the stockholders in March 2013.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with generally accepted accounting standards of Japan. Such amount was ¥1,090,834 million at December 31, 2012.

Retained earnings at December 31, 2012 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,094 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(378,863)	¥(325,612)	¥(202,628)
Adjustments for the year	131,129	(53,251)	(122,984)

Balance at end of year	(247,734)	(378,863)	(325,612)
Net unrealized gains and losses on securities:
Balance at beginning of year	1,003	3,020	3,285
Adjustments for the year	3,143	(2,017)	(265)

Balance at end of year	4,146	1,003	3,020
Net gains and losses on derivative instruments:
Balance at beginning of year	455	917	71
Adjustments for the year	(4,917)	(462)	846

Balance at end of year	(4,462)	455	917
Pension liability adjustments:
Balance at beginning of year	(104,368)	(68,784)	(61,546)
Adjustments for the year	(14,831)	(35,584)	(7,238)

Balance at end of year	(119,199)	(104,368)	(68,784)
Total accumulated other comprehensive income (loss):
Balance at beginning of year	(481,773)	(390,459)	(260,818)
Adjustments for the year	114,524	(91,314)	(129,641)

Balance at end of year	¥(367,249)	¥(481,773)	¥(390,459)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2012:
Foreign currency translation adjustments	¥134,930	¥(1,195)	¥133,735
Net unrealized gains and losses on securities:
Amount arising during the year	3,418	(1,004)	2,414
Reclassification adjustments for gains and losses realized in net income	1,307	(456)	851

Net change during the year	4,725	(1,460)	3,265
Net gains and losses on derivative instruments:
Amount arising during the year	(10,647)	4,041	(6,606)
Reclassification adjustments for gains and losses realized in net income	2,440	(714)	1,726

Net change during the year	(8,207)	3,327	(4,880)
Pension liability adjustments:
Amount arising during the year	(13,888)	(1,738)	(15,626)
Reclassification adjustments for gains and losses realized in net income	4,433	(1,594)	2,839

Net change during the year	(9,455)	(3,332)	(12,787)

Other comprehensive income (loss)	¥121,993	¥(2,660)	¥119,333

2011:
Foreign currency translation adjustments	¥(53,839)	¥(247)	¥(54,086)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,571)	3,010	(4,561)
Reclassification adjustments for gains and losses realized in net income	4,077	(1,632)	2,445

Net change during the year	(3,494)	1,378	(2,116)
Net gains and losses on derivative instruments:
Amount arising during the year	4,221	(1,708)	2,513
Reclassification adjustments for gains and losses realized in net income	(5,006)	2,044	(2,962)

Net change during the year	(785)	336	(449)
Pension liability adjustments:
Amount arising during the year	(59,928)	20,252	(39,676)
Reclassification adjustments for gains and losses realized in net income	2,038	(739)	1,299

Net change during the year	(57,890)	19,513	(38,377)

Other comprehensive income (loss)	¥(116,008)	¥20,980	¥(95,028)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2010:
Foreign currency translation adjustments	¥(128,271)	¥1,353	¥(126,918)
Net unrealized gains and losses on securities:
Amount arising during the year	(2,179)	671	(1,508)
Reclassification adjustments for gains and losses realized in net income	1,320	42	1,362

Net change during the year	(859)	713	(146)
Net gains and losses on derivative instruments:
Amount arising during the year	8,409	(3,573)	4,836
Reclassification adjustments for gains and losses realized in net income	(6,990)	2,921	(4,069)

Net change during the year	1,419	(652)	767
Pension liability adjustments:
Amount arising during the year	(19,170)	8,314	(10,856)
Reclassification adjustments for gains and losses realized in net income	2,323	(794)	1,529

Net change during the year	(16,847)	7,520	(9,327)

Other comprehensive income (loss)	¥(144,558)	¥8,934	¥(135,624)

15.	Stock-Based Compensation

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

The compensation cost recognized for these stock options for the years ended December 31, 2012, 2011 and 2010 was ¥364 million, ¥748 million and ¥643 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model that incorporates the assumptions presented below:

	Years ended December 31
	2011	2010
Expected term of option (in years)	4.0	4.0
Expected volatility	36.44%	38.00%
Dividend yield	3.16%	2.53%
Risk-free interest rate	0.44%	0.45%

A summary of option activity under the stock option plans as of and for the years ended December 31, 2012, 2011 and 2010 is presented below:

	Shares	Weighted–average exercise price	Weighted–average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2010	1,512,000	¥4,119	3.0	¥588
Granted	890,000	4,573
Forfeited	(182,000)	3,479

Outstanding at December 31, 2010	2,220,000	4,354	2.5	722
Granted	912,000	3,990
Exercised	(65,800)	3,287
Forfeited	(24,000)	4,282

Outstanding at December 31, 2011	3,042,200	4,268	2.0	88
Exercised	(10,800)	3,287
Forfeited	(305,000)	4,493

Outstanding at December 31, 2012	2,726,400	¥4,247	1.6	¥37

Exercisable at December 31, 2012	1,988,400	¥4,342	1.1	¥37

At December 31, 2012, all outstanding option awards were vested or expected to be vested.

A summary of the status of the Company’s nonvested shares at December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	Year ended December 31, 2012
	Shares	Weighted–average grant-date fair value
		(Yen)
Nonvested at January 1, 2012	1,768,000	¥878
Vested	(848,000)	988
Forfeited	(182,000)	796

Nonvested at December 31, 2012	738,000	772

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

At December 31, 2012, there was ¥95 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a period of 0.33 year. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was ¥848 million, ¥547 million and ¥696 million, respectively. Cash received from the exercise of stock options for the year ended December 31, 2012 and 2011 was ¥35 million and ¥216 million, respectively.

16.	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2012	2011	2010
	(Millions of yen)
Net income attributable to Canon Inc.	¥224,564	¥248,630	¥246,603

	(Number of shares)
Average common shares outstanding	1,173,647,835	1,215,832,419	1,234,817,434
Effect of dilutive securities:
Stock options	20,574	60,552	50,603

Diluted common shares outstanding	1,173,668,409	1,215,892,971	1,234,868,037

	(Yen)
Net income attributable to Canon Inc. stockholders per share:
Basic	¥191.34	¥204.49	¥199.71
Diluted	191.34	204.48	199.70

The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2012, 2011 and 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

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

Contract amounts of foreign exchange contracts at December 31, 2012 and 2011 are set forth below:

	December 31
	2012	2011
	(Millions of yen)
To sell foreign currencies	¥420,272	¥391,455
To buy foreign currencies	66,563	75,016

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2012 and 2011.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2012	2011
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥443	¥1,325
Liabilities:
Foreign exchange contracts	Other current liabilities	4,472	1,270

Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2012	2011
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥388	¥3,393
Liabilities:
Foreign exchange contracts	Other current liabilities	21,021	1,340

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2012:
Foreign exchange contracts	¥(8,207)	Other, net	¥(2,440)	Other, net	¥(221)
2011:
Foreign exchange contracts	(785)	Other, net	5,006	Other, net	(457)
2010:
Foreign exchange contracts	1,419	Other, net	6,990	Other, net	(302)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2012	2011	2010
		(Millions of yen)
Foreign exchange contracts	Other, net	¥(30,602)	¥11,168	¥50,794

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2012, commitments outstanding for the purchase of property, plant and equipment approximated ¥39,520 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥65,311 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,313 million and ¥14,171 million at December 31, 2012 and 2011, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥40,273 million, ¥38,167 million and ¥40,396 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2012 are as follows:

(Millions of yen)
Year ending December 31:
2013	¥25,101
2014	16,512
2015	11,296
2016	7,529
2017	5,623
Thereafter	9,746

Total future minimum lease payments	¥75,807

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥13,333 million at December 31, 2012. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2012 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Guarantees (continued)

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2012 and 2011 are summarized as follows:

	Years ended December 31
	2012	2011
	(Millions of yen)
Balance at beginning of year	¥11,691	¥13,343
Addition	13,553	14,296
Utilization	(12,503)	(14,649)
Other	(578)	(1,299)

Balance at end of year	¥12,163	¥11,691

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2012 and 2011 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2012		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	¥(3,664)	¥(3,654)	¥(7,070)	¥(7,053)
Foreign exchange contracts:
Assets	831	831	4,718	4,718
Liabilities	(25,493)	(25,493)	(2,610)	(2,610)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

Fair value of financial instruments (continued)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 20.

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

Concentrations of credit risk

At December 31, 2012 and 2011, one customer accounted for approximately 18% and 17% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2012 and 2011.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥141,729	¥—	¥141,729
Available-for-sale (current):
Corporate bonds	30	—	—	30
Available-for-sale (noncurrent):
Government bonds	181	—	—	181
Corporate bonds	—	116	444	560
Fund trusts	159	1,075	—	1,234
Equity securities	21,335	—	—	21,335
Derivatives	—	831	—	831

Total assets	¥21,705	¥143,751	¥444	¥165,900

Liabilities:
Derivatives	¥—	¥25,493	¥—	¥25,493

Total liabilities	¥—	¥25,493	¥—	¥25,493

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥204,307	¥—	¥204,307
Available-for-sale (current):
Corporate bonds	20	—	—	20
Available-for-sale (noncurrent):
Government bonds	150	—	—	150
Corporate bonds	—	104	454	558
Fund trusts	151	1,675	—	1,826
Equity securities	17,724	—	—	17,724
Derivatives	—	4,718	—	4,718

Total assets	¥18,045	¥210,804	¥454	¥229,303

Liabilities:
Derivatives	¥—	¥2,610	¥—	¥2,610

Total liabilities	¥—	¥2,610	¥—	¥2,610

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2012 and 2011.

	Years ended December 31
	2012	2011
	(Millions of yen)
Balance at beginning of year	¥454	¥1,950
Total gains or losses (realized or unrealized):
Included in earnings	3	(2)
Included in other comprehensive income (loss)	2	(12)
Purchases, issuances, and settlements	(15)	(1,482)

Balance at end of year	¥444	¥454

Gains and losses included in earnings are mainly related to corporate bonds still held at December 31, 2012 and 2011, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended December 31, 2012, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

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

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office MFDs / Office copying machines / Personal-use copying machines / Laser MFDs / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit*:	Interchangeable-lens digital cameras / Compact digital cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED panel manufacturing equipment / Micromotors / Computers / Handy terminals / Document scanners

* The “Consumer Business Unit” has been renamed the “Imaging System Business Unit” to be more consistent with its strategy to expand the business. This change in segment description has no impact on any financial information of this segment.

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:
Net sales:
External customers	¥1,751,960	¥1,404,394	¥323,434	¥—	¥3,479,788
Intersegment	5,615	1,577	84,406	(91,598)	—

Total	1,757,575	1,405,971	407,840	(91,598)	3,479,788
Operating cost and expenses	1,553,997	1,195,653	401,930	4,352	3,155,932

Operating profit	¥203,578	¥210,318	¥5,910	¥(95,950)	¥323,856

Total assets	¥828,222	¥614,328	¥337,899	¥2,175,054	¥3,955,503
Depreciation and amortization	77,660	53,664	34,264	92,545	258,133
Capital expenditures	58,402	58,142	44,086	146,031	306,661

2011:
Net sales:
External customers	¥1,912,112	¥1,311,023	¥334,298	¥—	¥3,557,433
Intersegment	5,831	1,021	86,565	(93,417)	—

Total	1,917,943	1,312,044	420,863	(93,417)	3,557,433
Operating cost and expenses	1,658,678	1,100,750	396,563	23,371	3,179,362

Operating profit (loss)	¥259,265	¥211,294	¥24,300	¥(116,788)	¥378,071

Total assets	¥821,782	¥452,809	¥362,638	¥2,293,498	¥3,930,727
Depreciation and amortization	93,196	45,609	29,685	92,853	261,343
Capital expenditures	53,888	48,192	37,648	122,753	262,481

2010:
Net sales:
External customers	¥1,978,945	¥1,389,622	¥338,334	¥—	¥3,706,901
Intersegment	8,324	1,705	94,624	(104,653)	—

Total	1,987,269	1,391,327	432,958	(104,653)	3,706,901
Operating cost and expenses	1,693,947	1,153,262	442,789	29,351	3,319,349

Operating profit (loss)	¥293,322	¥238,065	¥(9,831)	¥(134,004)	¥387,552

Total assets	¥855,893	¥414,022	¥307,029	¥2,406,876	¥3,983,820
Depreciation and amortization	103,548	41,665	37,387	93,593	276,193
Capital expenditures	53,115	36,266	27,105	77,061	193,547

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	(Millions of yen)
Net sales:
Japan	¥720,286	¥694,450	¥695,749
Americas	939,873	961,955	1,023,299
Europe	1,014,038	1,113,065	1,172,474
Asia and Oceania	805,591	787,963	815,379

Total	¥3,479,788	¥3,557,433	¥3,706,901

Long-lived assets:
Japan	¥1,032,598	¥1,070,412	¥1,104,949
Americas	112,163	85,824	69,034
Europe	91,904	83,296	108,160
Asia and Oceania	159,435	89,334	72,846

Total	¥1,396,100	¥1,328,866	¥1,354,989

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States are ¥763,870 million, ¥779,652 million and ¥836,645 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2012, 2011 and 2010. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:
Net sales:
External customers	¥834,406	¥932,987	¥1,010,922	¥701,473	¥—	¥3,479,788
Intersegment	1,829,834	23,767	5,650	781,836	(2,641,087)	—

Total	2,664,240	956,754	1,016,572	1,483,309	(2,641,087)	3,479,788
Operating cost and expenses	2,336,536	937,111	972,585	1,437,527	(2,527,827)	3,155,932

Operating profit	¥327,704	¥19,643	¥43,987	¥45,782	¥(113,260)	¥323,856

Total assets	¥1,206,702	¥339,918	¥457,592	¥548,583	¥1,402,708	¥3,955,503

2011:
Net sales:
External customers	¥807,883	¥952,833	¥1,109,256	¥687,461	¥—	¥3,557,433
Intersegment	1,873,157	16,217	4,681	744,179	(2,638,234)	—

Total	2,681,040	969,050	1,113,937	1,431,640	(2,638,234)	3,557,433
Operating cost and expenses	2,273,336	948,593	1,069,489	1,388,580	(2,500,636)	3,179,362

Operating profit	¥407,704	¥20,457	¥44,448	¥43,060	¥(137,598)	¥378,071

Total assets	¥1,236,468	¥250,131	¥427,030	¥442,263	¥1,574,835	¥3,930,727

2010:
Net sales:
External customers	¥854,208	¥1,008,200	¥1,163,452	¥681,041	¥—	¥3,706,901
Intersegment	1,974,591	7,975	3,489	723,423	(2,709,478)	—

Total	2,828,799	1,016,175	1,166,941	1,404,464	(2,709,478)	3,706,901
Operating cost and expenses	2,398,439	993,310	1,126,521	1,357,663	(2,556,584)	3,319,349

Operating profit	¥430,360	¥22,865	¥40,420	¥46,801	¥(152,894)	¥387,552

Total assets	¥1,321,572	¥251,587	¥472,785	¥421,250	¥1,516,626	¥3,983,820

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2012:
Allowance for doubtful receivables
Trade receivables	¥11,563	¥2,149	¥(2,382)	¥1,640	¥12,970
Finance receivables	7,039	1,922	(1,304)	(749)	6,908
Year ended December 31, 2011:
Allowance for doubtful receivables
Trade receivables	¥14,920	¥492	¥(3,995)	¥146	¥11,563
Finance receivables	7,983	2,052	(1,937)	(1,059)	7,039
Year ended December 31, 2010:
Allowance for doubtful receivables
Trade receivables	¥11,343	¥787	¥(2,038)	¥4,828	¥14,920
Finance receivables	9,023	1,995	(3,103)	68	7,983

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 29, 2012

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation)

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    March 28, 2013

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 29, 2012

Exhibit 1.2	Regulations Of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2008

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation)

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	INSTANCE DOCUMENT

Exhibit 101	SCHEMA DOCUMENT

Exhibit 101	CALCULATION LINKBASE DOCUMENT

Exhibit 101	LABELS LINKBASE DOCUMENT

Exhibit 101	PRESENTATION LINKBASE DOCUMENT

Exhibit 101	DEFINITION LINKBASE DOCUMENT