Form 20-F
period 2013-12-31
CANON INC
filed 2014-03-28
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Shinichi Aoyama, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

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

As of December 31, 2013, 1,136,999,404 shares of common stock, including 23,634,424 ADSs, were outstanding.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2013 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 14, 2014, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥101.46= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2013” refers to the Company’s fiscal year ended December 31, 2013, and other fiscal years of the Company are referred to in a corresponding manner.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information-Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data *1:	2013	2012	2011	2010	2009
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,731,380	¥3,479,788	¥3,557,433	¥3,706,901	¥3,209,201
Operating profit	337,277	323,856	378,071	387,552	217,055
Net income attributable to Canon Inc.	230,483	224,564	248,630	246,603	131,647
Advertising expenses	86,398	83,134	81,232	94,794	78,009
Research and development expenses	306,324	296,464	307,800	315,817	304,600
Depreciation of property, plant and equipment	223,158	211,973	210,179	232,327	277,399
Increase in property, plant and equipment	188,826	270,457	226,869	158,976	216,128
Long-term debt, excluding current installments	1,448	2,117	3,368	4,131	4,912
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. stockholders’ equity	2,910,262	2,598,026	2,551,132	2,645,782	2,688,109
Total assets	4,242,710	3,955,503	3,930,727	3,983,820	3,847,557

Average number of common shares in thousands	1,147,934	1,173,648	1,215,832	1,234,817	1,234,482

Per share data:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥200.78	¥191.34	¥204.49	¥199.71	¥106.64
Diluted	200.78	191.34	204.48	199.70	106.64
Cash dividends declared	130.00	130.00	120.00	120.00	110.00
Cash dividends declared (U.S.$) *2	$1.309	$1.498	$1.503	$1.447	$1.196

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 14, 2014, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥101.46 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2009	93.67	93.08	100.71	86.12
2010	87.16	81.67	94.68	80.48
2011	79.43	76.98	85.26	75.72
2012	80.10	86.64	86.64	76.11
2013 - Year	98.00	105.25	105.25	86.92
- 1(st) half		99.21	103.52	86.92
- July		98.35	101.08	97.80
- August		98.22	99.30	96.03
- September		98.29	100.22	98.29
- October		98.1	98.90	96.94
- November		102.45	102.45	98.56
- December		105.25	105.25	101.82
2014 - January		102.28	104.87	102.20
- February		102.08	102.71	101.11

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

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

Risks Related to Economic Environment

Economic trends in Canon’s major markets may adversely affect its operating results.

As a result of the economic downturn in Canon’s major markets, including Japan, the United States, Europe and Asia, declines in consumption and restrained investment may affect Canon’s operating results. The operating results for products such as office and industrial equipment are affected by the financial results of its corporate customers, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Fluctuating inventory levels, rapid price declines owing to intensifying competition and declines in levels of consumer spending and corporate investment could adversely affect Canon’s operating results and financial position.

Canon’s operating and financing activities expose it to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.

Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies have been and may continue to be adversely affected by the strength of the yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will generally be favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency transactions have fluctuated and may continue to fluctuate. Unpredictable fluctuations may have certain effects on Canon’s consolidated financial statements. Although Canon strives to mitigate the effects of foreign currency fluctuations arising from its international business activities, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign subsidiaries and affiliates, which are denominated in various foreign currencies. Canon is also exposed to the risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities.

Canon may be adversely affected by fluctuations in the stock and bond markets.

Canon’s assets include investments in publicly traded securities. As a result, Canon’s operating results and general financial position may be affected by price fluctuations in the stock and bond markets. Volatility in financial markets and overall economic uncertainty create the risk that the actual amounts realized in the future on Canon’s investments could differ significantly from the fair values currently assigned to them. In addition, if valuations of investment assets decrease because of conditions in stock or bond markets, for example, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s operating results and consolidated financial condition.

High prices of raw materials could negatively impact Canon’s profitability.

Increases in prices for raw materials that Canon uses in manufacturing such as steel, non-ferrous metals and petrochemical products may lead to higher production costs and Canon may not be able to pass these increased production costs onto the sales prices of its products. Such increases in prices for raw materials could adversely affect Canon’s operating results.

Risks Related to Canon’s Industries and Business Operations

A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.

A substantial portion of Canon’s business activity is conducted outside Japan. There are a number of risks inherent in doing business in international markets, including the following:

•	unfavorable political, diplomatic or economic conditions;
•	sharp fluctuations in foreign currency exchange rates;
•	unexpected political, legal or regulatory changes;
•	inadequate systems of intellectual property protection;
•	difficulties in recruiting and retaining qualified personnel; and
•	less developed production infrastructure.

Any inability to manage the risks inherent in Canon’s international activities could adversely affect its business and operating results.

Canon has invested and will continue to invest actively in next-generation technologies. If the markets for these technologies do not develop as Canon expects, or if its competitors produce these or competing technologies in a more timely or effective manner, Canon’s operating results may be materially adversely affected.

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

Many of the business areas in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; frequent introduction of new products; short product life cycles; and continued qualitative improvements to current products at stable price levels. Canon has sought to invest substantial resources into introducing appealing, innovative and cost-competitive new products. There are several risks inherent in introduction of new products and services, such as delays in development or manufacturing, unsuitable product quality during the introductory period, variations in manufacturing costs, negative impact on sales of current products, uncertainty in predicting customer demand and difficulty in effectively managing inventory levels. Moreover, if Canon is unable to respond quickly to technological innovations with respect to information systems and networks, Canon’s revenue may be significantly affected as a result of delays associated with the incorporation into its products of such new information technologies.

Canon’s revenues and gross margins also may suffer adverse effects because of the timing of product or service introductions by its competitors. This risk is exacerbated when a competitor introduces a new product immediately prior to Canon’s introduction of a similar product. If any of these risks materialize, future demand for Canon’s products and services could be reduced, and its operating results could decline.

Changes in the print environment may affect Canon’s business

In the business machines market for such products as MFDs, copying machines and printers, customers are increasingly looking for ways to cut costs while protecting the environment. From this perspective, Managed Print Services (“MPS”), which aim to optimize printing efficiencies in the office, have become popular in recent years. This trend could lead to a decrease in business machine print volumes.

In addition, the popularity of tablet PCs could also lead to a decrease in customer print opportunities. If Canon is unable to supply products and services that respond to these types of market trends, its operating results may be adversely affected.

Canon’s digital camera business operates in a highly competitive environment.

“Mirrorless” cameras are interchangeable lens cameras which, because they do not incorporate a mirror mechanism, are more compact and lightweight than digital single-lens-reflex (“SLR”) cameras. The growth of the mirrorless camera market has the potential to adversely affect the market for digital SLR cameras, in which Canon boasts the top market share. If the mirrorless camera market continues to grow and Canon fails to gain a leading share of that market or the digital SLR camera market shrinks relative to that market, our revenues and our overall presence in the camera market may be adversely affected.

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

Because the semiconductor lithography equipment and flat-panel-display (“FPD”) industry is highly cyclical, Canon may be adversely affected by any downturn in demand for semiconductor devices and FPD panels.

The semiconductor lithography equipment and FPD lithography equipment industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and FPD panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment and FPD lithography equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition.

Canon’s business is subject to changes in the sales environment.

A substantial portion of Canon’s market share is concentrated in a relatively small number of large distributors, particularly in Europe and the United States. Canon’s product sales to these distributors constitute a significant percentage of its overall sales. As a result, any disruptions in its relationships with these large distributors in specific sales territories could adversely affect Canon’s ability to meet its sales targets. Any increase in the concentration of sales to these large distributors could result in a reduction of Canon’s pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These, and other changes in Canon’s sales environment, could adversely affect Canon’s operating results.

In addition, Canon depends on Hewlett-Packard for a significant part of its business. As a result, Canon’s business and operating results may be affected by the policies, business and operating results of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.

Canon depends on specific outside suppliers for certain key components.

Canon relies on specific outside suppliers that meet Canon’s strict criteria for quality, efficiency and environmental friendliness for critical components and special materials used in its products. In some cases, Canon may be forced to discontinue production of some or all of its products if the specific outside suppliers that supply key components and special materials across Canon’s product lines experience unforeseen difficulties, or if such parts and special materials suffer from quality problems or are in short supply. Further, the prices of components and special materials purchased from specific outside suppliers may rise, triggered by the imbalance of supply and demand along with other factors. If such events occur as an outcome of the dependency on outside vendors, Canon’s operating results may be adversely affected.

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

Canon generally experiences seasonal trends in the sales of its consumer-oriented products. Canon has little control over the various factors that produce these seasonal trends. Accordingly, it is difficult to predict short-term demand, placing pressure on Canon’s inventory management and logistics systems. If product supply from Canon exceeds actual demand, excess inventory will put downward pressure on selling prices and raise inefficiency in cash management, potentially reducing Canon’s revenue. Alternatively, if actual demand exceeds the supply of products, Canon’s ability to fulfill orders may be limited, which could adversely affect market share and net sales and increase the risk of unanticipated variations in its operating results.

Canon’s cooperation and alliances with, strategic investments in, and acquisitions of, third parties may not produce successful results. The unexpected emergence of strong competitors through mergers and acquisitions may affect Canon’s business environment.

Canon is engaged in alliances, joint ventures, and strategic investments with other companies. Canon also makes strategic acquisitions of other companies. These activities can help to promote Canon’s technological development process and expand its customer base. However, weak business trends or disappointing performance by partners or acquired companies may adversely affect the success of such activities. In addition, the success of such activities may be adversely affected by the inability of Canon and its partners or acquired companies to successfully define and reach common objectives. Even if Canon and its partners or acquired companies succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or acquired companies. Integration of operations may take more time than expected. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on, or reduced recoverability of, the investment, adversely affecting Canon’s operating results and financial position.

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

Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters such as earthquake, flood and terrorist attacks. Although Canon continues to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of disruptive events or developments such as the leakage of harmful substances and shutdowns of information systems. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.

Canon’s success depends in part on the value of its brand name, and if the value of the brand is diminished, Canon’s operating results and prospects will be adversely affected.

Canon’s success depends in part on the value of its brand name. The main factors which could damage its brand value are defective product quality, circulation of counterfeit and failures of its compliance regime. Although Canon works to minimize risks that may arise from product quality and liability issues, such as those triggered by the individual functionality and also from the combination of hardware and software that make up Canon’s products, there can be no assurance that Canon will be able to eliminate or limit these issues and the resulting damages. If such factors adversely affect Canon’s operating activities, generate additional expenses such as those related to product recalls, service and compensation, or otherwise hurt its brand image, Canon’s operating results or reputation for quality may be adversely affected. Canon has been implementing measures to halt the spread of counterfeit products. However, there can be no assurance that such measures will be successful, and the continued manufacture and sale of such products could adversely affect Canon’s brand image as well as its operating results.

If Canon fails to maintain its overall compliance regime, especially legal and regulatory compliance, this also could result in damage to Canon’s credibility and brand value.

Canon’s business is subject to environmental laws and regulations.

Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as energy resource conservation, reduction of hazardous substances, product recycling, clean air, clean water and waste disposal. Due to the laws and regulations, Canon may face liability for additional costs and alleged damages. Such costs and damages could adversely affect Canon’s business and operating results.

Canon is subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.

Canon is subject to risks relating to legal proceedings.

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

In relation to protection of its technologies, Canon faces risks that:

•	competitors will be able to develop similar technology independently;
•	Canon’s pending patent applications may not be issued;
•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may be unsuccessful; and
•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in certain emerging markets.

In relation to third party intellectual property rights, if any governmental agency or third party is adjudicated to have a valid infringement claim against Canon, Canon could be required to:

•	refrain from selling the relevant product in certain markets;
•	pay monetary damages;
•	pursue development of non-infringing technologies, which may not be feasible; or
•	attempt to acquire licenses to the infringed technology and to make royalty payments, which may not be available on commercially reasonable terms, if at all.

Canon may need to litigate in order to enforce its intellectual property rights or in order to defend against claims of infringement, which can be expensive and time-consuming.

Canon also licenses its patents to third parties in exchange for payment or cross-licensing. The terms and conditions of such licensing or changes in the renewal conditions of such licenses could affect Canon’s business.

With respect to employee inventions, Canon maintains company rules and an evaluation system and has been making adequate payments to employees for the assignment of invention rights based on these rules. However, there can be no assurance that disputes will not arise with respect to the amount of these payments to employees.

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

Canon is subject to risks arising from dependency on electronic data.

Canon possesses confidential electronic data relating to manufacturing, research and development, and production, as well as sensitive information obtained from its customers relating to the customers and to other individuals and parties. This electronic data is used by Canon and third party managed systems and networks. Electronic data is also used for the information service functions in various products.

There are some risks inherent in the use of the electronic data, including vulnerability to hacking and computer viruses, service failures due to unexpected events, and infrastructure issues, such as insufficient power supply and issues arising from damage caused by natural disasters. Although Canon continues to make administrative and managerial improvements in order to alleviate these risks, such events may occur despite Canon’s best efforts.

The materialization of such risks could result in interruptions to essential work, leaks of confidential data and damage to the information service functions in products. The occurence of any of these events has the potential to cause Canon to be subject to claims from affected individuals and parties and to negatively influence Canon’s brand image, the social trust it has developed, and its operations and financial conditions.

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

In 2013, 2012, and 2011, Canon’s increases in property, plant and equipment were ¥188,826 million, ¥270,457 million and ¥226,869 million, respectively. In 2013, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2014, Canon projects an increase in property, plant and equipment of approximately ¥210,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2013, 80.8% of consolidated net sales were generated outside Japan, with approximately 28.4%, 30.1% and 22.3% generated in the Americas, Europe and Asia and Oceania, respectively.

Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.

Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.

Canon manufactures the majority of its products in Japan, but in an effort to reduce currency exchange risk and production costs, Canon has increased its overseas production and the use of local components. Canon has manufacturing subsidiaries in a variety of countries, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and the Philippines.

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

- Office Business Unit -

Canon manufactures, markets and services a full range of MFDs, printers, copying machines for personal and office use and production print products for print professionals. Canon also delivers added value to customers through software, services and solutions. Our offerings cover a wide variety of markets from Small Office Home Office (“SOHO”), and Small and Midsize Business (“SMB”) to large enterprises and professional graphic arts.

In the industry, customer preference has been shifting from monochrome to color products and from hardware to services and solutions. Especially in the professional print market, customers are increasingly turning to short-run, print-on-demand and variable data printing. The importance of connectivity, mobility, security, integration, workflow and web services is growing, and such added value is increasingly delivered together with hardware. Canon seeks to maintain its position as a market leader* in these core markets.

*	Source: IDC, Dec 2013 “IDC MarketScape: U.S. Smart Multifunction Peripheral 2013 Vendor Assessment”(245058)

In 2013, Canon enhanced its portfolio starting with the launch of the imageRUNNER ADVANCE 4200 series and the A4-size imageRUNNER ADVANCE 400iF and 500iF. To deliver higher value added and expand our presence in the existing market while acquiring new markets in the production print industry, Canon introduced the varioPRINT DP line with new Canon branding and the imagePRESS C1+II. Aiming to accelerate the transition from offset to high volume digital color, Canon previewed our future solution Niagara, an ultra high-volume color inkjet cutsheet printing platform. In the high speed continuous feed printer area, Océ announced new Océ ColorStream 3000 Z series.

As for software, services and solutions, Canon’s application development platform, the Multifunctional Embedded Application Platform (“MEAP”), allows the creation of customized applications for Canon MFDs enabling tight integration into the customer’s IT infrastructure. The integration boosts productivity and allows users to fully take advantage of the power of MFDs. Canon has introduced Enterprise Imaging Platform (“EIP”), a middleware application that enables customers to integrate enterprise applications and automate the business processes.

To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.

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

However, Canon is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices is becoming a major threat. Growth of the tablet PC and smartphone market, which affects users’ printing behavior and may also lead to a decrease in demand for printing, is becoming a new threat. Canon implements numerous efforts to enhance mobile printing solutions to tackle with the new threat and create further business opportunities.

In response, Canon aims to promote technological developments in order to introduce competitive products in a timely manner across the office business unit, and to pursue business efficiency through continuous cost reduction and optimization of its supply chain.

- Imaging System Business Unit -

Canon manufactures and markets digital cameras and digital video camcorders, as well as lenses and various related accessories.

In 2013, Canon launched three new products and particularly strengthened its product line up.

EOS Rebel T5i, succeeding T4i performance, is equipped with the smooth and silent Auto Focus the movie function with Stepping Motor (lead-screw type) lenses. The Vari-angle Touch Screen LCD monitor enables flexible shooting positions with clear views. EOS Rebel SL1 is the new offering in the Entry category and the world’s smallest and lightest digital SLR camera which uses APS-C size equivalent sensors. With excellent basic performance of the Digital SLR, it offers the smallest body through a redesigned inside structure. Despite its compact design, it offers outstanding grip and operability. EOS 70D is equipped with the new innovative AF system, Dual Pixel CMOS AF offers smooth and silent AF, and Built-in Wireless LAN, enabling to expand image capturing area and increase the communication performance. EOS 5D Mark III, EOS 7D and EOS 6D show steady sales and Canon keeps No.1 share in the advanced amateur category. In addition to the need for higher resolution and more compact and lightweight sizes, such function as video recording with a full high definition (“HD”) format, is becoming a new standard feature for interchangeable lens digital cameras. Canon believes there remains considerable room for future growth in this category through development of new products based on state-of-the-art technology.

Canon launched four new lens products, and cumulative production of the EF lens series surpassed 90 million in May 2013. The interchangeable lens line up currently exceeds 70 products. By enhancing our core capability, Canon has been introducing high-quality and high-performance lenses built on superior optical technology and new elemental technology, which Canon believes allowed it to maintain its advantage over the competition.

Canon introduced eighteen new models to the compact digital camera market in 2013 in order to add value to its products. While there has been a strong tendency toward reliance on electronic manufacturing services (“EMS”) in the compact digital camera industry, there is a possibility that the EMS manufactures cannot maintain their business and some of them might exit from the market. Canon is pressing forward with entire internal manufacturing leveraging the economies of scale and building an optimum cost structure to strive to maintain profitability.

The market for conventional camcorders has been shrinking, as many other popular devices start equipping a movie function. On the other hand, new categories like web cameras and action cameras are emerging and expanding. Canon aims to expand sales in this market with a product lineup including higher value added based on Canon’s distinctive high-definition, high-resolution technologies. Concurrently, Canon has introduced a new product with unique styled camcorder especially for self-shooting, aiming to exploit a new market category. In the field of professional camcorders, Canon introduced new “XA” series; small sized camcorders equipped with a wide-angle and high magnification lens in addition to current “XF” series for use in broadcast news, documentary and independent filmmaking. “CINEMA EOS SYSTEM” has strengthened its line up by launching new digital cinema cameras capable of recording 4K-resolution video and improved user convenience through a wider selection of related software. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit to a wide variety of market.

In 2013, Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this installation market, Canon enjoyed sales volume expansion in 2013, owing to the increased line-up of introducing three new install-type models in 2012. Canon launched two new install-type models in 2013, which differentiated from the competitor by advanced optical technology, imaging technology and compact design. Those will be strategic and leading models for expanding the projector business and advancing Canon’s position in the market. Moving forward, Canon expects to extend its competitive product lineup based around the optical technology on which the company prides itself.

In the broadcast TV lens market, worldwide market demand is stable although demand arising from the switchover to high definition broadcast formats in developed countries slowed down. Canon retains a large share of the TV lens market with high value-added products.

Canon launched the “MREAL” mixed reality (“MR”) system based on graphic information processing technology that can combine the real world with computer graphics for the purpose of, for example, realizing more efficient product design in July 2012.

Inkjet printer technology has been evolving, driving expansion of application to not only for home use, but for office and commercial use such as poster printing and photo printing that require high-quality.

Canon offers a wide variety of products to meet such needs based on its core technology “Full-photolithography Inkjet Nozzle Engineering” (“FINE”), which enables realization of high-speed printing and high image quality at the same time.

For the home and business use printers, Canon offers such printer solutions as New PIXMA Cloud Link and PIXMA Printing to tighten the connection with Cloud environment, smartphone and tablet PC which have been proliferating. Canon also offers My Image Garden, the easy-to-use Intelligent Touch System, XL ink tank & ink cartridge. In 2012, Canon started to ship the DreamLabo 5000, the first inkjet production photo printer featuring new “FINE” high-density print head technology. In the professional printing market, Canon offers three professional photo inkjet printers: the PIXMA PRO-1 with a 12 LUCIA ink system of pigment-based inks, PIXMA PRO-10 with a 10 LUCIA ink system, and the PIXMA PRO-100 with eight dye inks to produce colorful and vivid prints. Canon aims to further expand its business leveraging its strength in the photo printing market.

Canon large-format inkjet printers are based on “FINE” head technology and employ its unique image processor, “L-COA,” developed for high-speed, high-resolution printing, and “LUCIA” pigment inks. Consequently, Canon receives a high evaluation and steadily boosts the market share.

- Industry and Others Business Unit -

The market for semiconductor lithography equipment has shown a recovery trend in the second half of 2013 due to the correction of supply-demand imbalances in the memory device market, although the investments by memory makers had remained low in recent years because supply continued to outweigh demand. However, image sensor, logic device and automotive device makers steadily increased their equipment investments, drawn by the growing market for smartphones, tablet PCs and hybrid cars. At the same time, some manufacturers started to invest in i-line steppers for small diameter wafers used in power devices and LEDs, as well as for new markets such as 3D integration for Through-Silicon Via (“TSV”).

Canon has been rationalizing production systems to more flexibly respond to these market changes, creating new systems with overall responsibility for each stepper model, and integrating manufacturing and sales functions so that customer needs can be more quickly reflected in development. Through these activities, a “design-in” business style has been taking hold and steady progress is being made in developing and marketing products with high added value. For example, Canon released a new i-line stepper FPA-3030i5+, optimized for the production of green devices such as LEDs and power devices, and FPA-5510iV which enables high productivity in the advanced packaging process such as TSV and Bump. As a result of these activities, Canon has occupied a high share of the i-line stepper market. Canon also released a new DUV scanner FPA-6300ES6a with greatly improved productivity, overlay accuracy and uptime rate compared to conventional equipments.

The market for FPD lithography equipment has been on a downward trend in investment due to deterioration in the earnings of panel makers. The lithography market for small-to-mid sized panel production maintained steady trend drawn by growing demand for smartphones and tablet PCs. The lithography market for large-sized panel production, which has remained low in recent years, showed moderate recovery due to the demand from emerging countries and commercialization of 4K TVs.

Under the circumstances, the MPAsp-H760 supporting 8th generation large-sized panels continues to offer high productivity and has contributed to customer production plans by allowing for quick equipment installation at existing production sites. This has helped Canon capture and maintain a commanding share of the FPD lithography equipment market for large-sized panel production. Furthermore, Canon’s sales and service support systems have earned high accolades in China where the market for FPD lithography equipment is growing. On the other hand, Canon has released new FPD lithography equipment, MPAsp-H800 for large-sized panel and the

MPAsp-E810 for small-to-mid sized panels, with improved on resolution. Canon aims to gain an increasing share of the market for small-to-mid sized panel production in addition to large-sized panel production.

In the medical equipment business, the digital radiography (“DR”) market kept expanding, mainly in emerging markets such as Asia. Moreover, the digital systems market in industrialized nations continued to transition from the digitalization format of computed radiography (“CR”) to the newest format of DR. While the competition offered a rising number of new players, the target market of Canon DR products showed steady growth.

Canon launched new products with the “X-ray auto detection function”: CXDI-701C/G Wireless, CXDI-801C/G Wireless, CXDI-401C/G Wireless. Canon believes this function, which eliminates the need for communication with X-ray generators, is accelerating replacement of CR by DR.

For the ophthalmic equipment market, the optical coherence tomography (“OCT”) segment showed continuous growth, and further increase in volume and competition is expected. In this OCT segment, Canon sold the first Canon-brand OCT, OCT HS-100 in collaboration with consolidated subsidiary Optopol Technology, Sp. z o.o. (Poland). By adding the OCT to our product portfolio, we strive to increase sales in the ophthalmic equipment market.

The market of network cameras for business surveillance and management applications is expected to show double-digit growth, reflecting the progress of IT and digital technologies. Canon established a dedicated product group in 2013 to expand its network camera business, with its proprietary technologies of optics, sensor, imaging and network devices. With the introduction of four new compact Full HD network cameras at the end of 2013, Canon has extended its market coverage to meet demand for surveillance products for such areas as retail stores and offices.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2013	change	2012	change	2011
	(Millions of yen, except percentage data)
Office	¥2,000,073	13.8%	¥1,757,575	-8.4%	¥1,917,943
Imaging System	1,448,938	3.1	1,405,971	7.2	1,312,044
Industry and Others	374,870	-8.1	407,840	-3.1	420,863
Eliminations	(92,501)	—	(91,598)	—	(93,417)

Total	¥3,731,380	7.2%	¥3,479,788	-2.2%	¥3,557,433

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2013	change	2012	change	2011
	(Millions of yen, except percentage data)
Japan	¥715,863	-0.6%	¥720,286	3.7%	¥694,450
Americas	1,059,501	12.7	939,873	-2.3	961,955
Europe	1,124,929	10.9	1,014,038	-8.9	1,113,065
Asia and Oceania	831,087	3.2	805,591	2.2	787,963

Total	¥3,731,380	7.2%	¥3,479,788	-2.2%	¥3,557,433

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

Prices of some raw materials fluctuate according to market trends. Although Canon is currently focusing on globalizing supplies and improving raw material resource management strategies, and believes that it will be able to continue procuring sufficient quantities of raw materials to meet its needs, there can be no assurance that supply shortages will not occur or that raw materials, such as crude oil, will be available at competitive prices, or at all, in the future.

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

Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During 2013 and 2012, OEM sales to Hewlett-Packard constituted 17.6% and 17.0%, respectively, of Canon’s consolidated net sales.

Canon continues to enhance its distribution system by promoting the continuing education of its sales personnel and by optimizing inventory levels and business planning through weekly analysis of sales data.

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

Companies to which Canon has granted licenses include:

Ricoh Company, Ltd.	Electrophotography
Samsung Electronics Co., Ltd.	Laser printers, multifunction printers and facsimile machines
Kyocera Document Solutions Inc.	Electrophotography
Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines

Canon has also entered into cross-licensing agreements with other major industry participants.

Companies with which Canon has entered into cross-licensing agreements include:

Hewlett-Packard Company	Bubble jet printers
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Xerox Corporation	Business machines
International Business Machines Corporation	Information handling systems
Eastman Kodak Company	Electrophotography and image processing technology
Seiko Epson Corporation	Information-related instruments

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

The competitive environments in which each product group operates are described below:

- Office Business Unit -

The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Inc.; Hewlett-Packard Company; Samsung Electronics Co., Ltd.; and Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers* of office MFDs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet and the cloud) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders* in all areas of the business machine market. In emerging markets, for example in China, the current market leaders for business machines are Toshiba TEC Corporation, Sharp Corporation and Konica Minolta Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels.

*	Based on the data by IDC’s Worldwide Quarterly Hardcopy Peripherals Tracker 2013Q4

- Imaging System Business Unit -

In addition to the traditional camera manufacturers, other electrical manufacturers started aggressively launching interchangeable lens digital cameras and related products in 2011. Nevertheless, Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.

Canon’s primary competitors in the interchangeable lens digital camera market are Nikon Corporation and Sony Corporation.

The compact digital camera market is extremely competitive, and a large number of Canon’s competitors are relying on electronic manufacturing service (“EMS”) manufacturers to do their development and production work.

Average prices in the industry declined in 2013 from the previous year. Prices have been rapidly declining as measured by the standard of specification price value, and the commoditization of products has been progressing. Market contraction and exchange rate fluctuation risks caused by the financial crisis which started in 2008 are having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

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

- Industry and Others Business Unit -

Very stiff competition continues in the markets for lithography equipment used in the production of semiconductor devices and FPDs. In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and FPD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

Canon believes that it has helped its customers improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, equipment using i-line has captured a large share of the global market. Canon believes that it has also been meeting the needs of image sensor manufacturers by quickly adapting to various unique specifications.

Canon belives its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korea and the growing China. Panel makers are accelerating development of higher definition panels in recent years. Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high-resolution.

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

Under RoHS Directive, from July 1, 2006, companies have been required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered will be expanded to medical and measurement equipment from July 2014. An additional four or five substances will be proposed as restricted substances in 2014. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If the exempted applications concerned would be decided to expire, additional design-changes may be required for Canon products, and cost of changing designs may increase total compliance costs.

The WEEE Directive requires that companies selling EEE bearing their trade names in the European Union must arrange and pay for collection, treatment, recycling, recovery and disposal of their equipment. Canon has become a member company of collective compliance schemes in each member state of the European Union and has achieved the required recycling levels for EEE waste. The WEEE recast Directive was published on July 24, 2012 and was applied from February 2014. Due to a change in official interpretation, the scope of products covered is to be expanded to include consumables.

If tighter restrictions are enforced in 2014 and beyond, Canon’s compliance costs could increase, including with costs related to the actions for newly-covered products and the development and adoption of substitute materials or processes. Such increased costs may have an adverse effect on Canon’s operating results.

2.	European Framework for the Management of Chemical Substances (“REACH Regulation”)

The REACH Regulation was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union. All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. If certain substances are contained in an article, the substances must be communicated to the recipient or consumer of the article. Furthermore, additional of restrictions on the use of certain substances can be proposed at any time by the ECHA or member states propose so, and, as some additional restrictions have been already adopted, manufacturers such as Canon needs to take measures to address such new restrictions.

Canon has been implementing these requirements under the REACH Regulation, which could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

3.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)

The ErP Directive applies in Europe to all energy-using products and implementing measures with respect to off-mode and standby mode and external power supplies were adopted in and have been applied since 2010. This measure was expanded in 2013 to include requirements for energy modes with “networked standby”. The requirements for “networked standby” will be applied from 2015. For imaging equipments, the industry has made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (VA) and began implementation in 2011. The revision of the VA is under final review and the commitments will become tighter than ever because the European authorities and NGOs are expected to require a stricter VA. Canon is continuing its preparations to comply with the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.

4.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products

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

5.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products

The Chinese Ministry of Information Industry published Administrative Measures on the Control of Pollution Caused by Electronic Information Products in February 2006, and regulates the same six substances covered by the EU RoHS in electronic information products. The measures establish two stages of implementation. Stage 1 is in effect and covers nearly all Canon products. To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. In addition, each product’s environmental protection use period (“EPUP”) must be stated within its recycling mark and include the production date. Stage 2 requires that the contents of six regulated substances in specific electronic information products (as specified by the Chinese Government in the “list for emphasized management”) be restricted by limitations similar to the EU RoHS Directive. A China-specific compulsory product certification system will be introduced for such products. Standards to implement these measures and the “emphasized management list” are under discussion, including with regard to printers.

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

6.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. Producers and importers are required to pay a fee to a government fund. The first list of products falling under the waste electrical and electronic products catalogue has been issued and includes four types of household appliances as well as personal computers. The Regulation of those payment fees described above was enforced on July 1, 2012.

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

7.	Soil Pollution Prevention Law of Japan

A 2010 amendment to the Soil Pollution Prevention Law of Japan tightens certain requirements to survey soil to measure certain pollution levels. If soil pollution exceeds specified limits, a prefecture governor may designate the land as a “Measure required area” if effects to human health due to soil pollution are foreseen, and the prefecture governor may order removal of pollutants. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloroethylene. If an investigation shows that soil contamination may affect human health, the prefecture governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan. Additional costs may arise if these investigations reveal that remedial measures are necessary. These factors could adversely affect Canon’s operating results and financial condition.

8.	Other Environmental Regulations

In addition to the laws described above, various environmental laws and regulations may have been promulgated or enacted by European Union member states, states of the United States, emerging markets such as China, India, Russia, Vietnam, and other countries. Compliance with any such additional regulations may increase Canon’s costs and may adversely affect Canon’s operating results and financial condition.

Other regulations

Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13 (r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

During the year ended December 31, 2013, the following Canon affiliates had the transactions with Iran-related organizations. These transactions were conducted in compliance with applicable law in the respective countries.

•

Canon Marketing Japan (“CMJ”), our 58.5% owned Japanese subsidiary as of December 31, 2013, has a maintenance contract for one copier machine with the Iranian embassy in Tokyo, Japan. The current contract renews annually. Total gross sales for the contract and activities above during the year 2013 was approximately ¥233 thousand. The net profit was substantially less than that.

•

Canon Marketing Malaysia Sdn bhd, a wholly-owned Malaysian subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), performed maintenance services on two copier machines of Iran Air in Kuala Lumpur, Malaysia. The current contract will expire in January 2017. Total gross sales for this activity during the year 2013 was in foreign currency of approximately ¥40 thousand. The net profit was substantially less than that.

•

Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of CSPL, has a service contract for three copier machines with the Iranian embassy in Bangkok, Thailand. The current contract will expire in October 2014. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥198 thousand. The net profit was substantially less than that.

•

Canon India Pvt Ltd, a wholly-owned Indian subsidiary of CSPL, has service contracts for six copier machines with the consulate general of Iran in New Delhi and Mumbai, India. The current contract will expire in September 2017. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥109 thousand. The net profit was substantially less than that.

•

Canon Australia Pty. Ltd., a wholly-owned Australian subsidiary, has service and lease contract for two copier machines with Iranian embassy in Canberra, Australia. The current contract will expire in November 2016. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥954 thousand. The net profit was substantially less than that.

•

Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., had indirect sales transactions through an independent distributor in Dubai, United Arab Emirates (“U.A.E.”) for broadcast products such as TV camera lenses and related products of Islamic Republic of Iran Broadcasting. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥6,639 thousand. The net profit was substantially less than that.

•

Canon Deutschland GmbH, a wholly-owned German subsidiary of CENV, has a service contract for three copier machines with the consulate general of Iran in Munich, Germany. This contract started from August 2008 and will expire in July 2014. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥144 thousand. The net profit was substantially less than that.

•

Canon (Austria) GmbH, a wholly-owned Austrian subsidiary of CENV, has a rental contract for one copier machine with Iranian embassy in Vienna, Austria. This machine was relocated to Hamburg, Germany based on the embassy’s request. This contract started from June 2012 and will expire in June 2017. Total gross sales for this contract during the year 2013 was in foreign currency of approximately ¥629 thousand. The net profit was substantially less than that.

•

Canon (Schweiz) AG, a wholly-owned Swiss subsidiary of CENV, has rental and maintenance contract for one copier machine of Naftiran Intertrade Company (“NICO”) in Pully, Switzerland. Total gross sales under this contract during the year 2013 was in foreign currency of approximately ¥912 thousand. The net profit was substantially less than that.

•

Canon Oy AB, a wholly-owned Finnish subsidiary of CENV, has a service maintenance contract for one copier machine of the Iranian embassy in Helsinki, Finland. Total gross sales under this contract during the year 2013 was approximately ¥11 thousand. The net profit was substantially less than that.

•

Canon Svenska AB, a wholly-owned Swedish subsidiary of CENV, performed a spot repair on a copier machine of Iran Air in Stockholm, Sweden. The gross sales for this activity was in foreign currency of approximately ¥30 thousand. The net profit was substantially less than that.

•

Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, has service maintenance contracts for five copier machines of the Iranian embassy in Copenhagen, Denmark. The oldest contracts of these started from July 2007 and some have non-cancellable clauses until February 2017. The gross sales under these contracts during the year 2013 was in foreign currency of approximately ¥247 thousand. The net profit was substantially less than that.

•

Canon Middle East FZ-LLC, a wholly-owned subsidiary of CENV in Dubai, U.A.E., has a service contract for a copier and two fax machines with Iranian Hospital in Dubai, U.A.E. in 2013, which we believe to be operated by Iranian Red Crescent. The current contract will expire in July 2014. Total gross sales was in foreign currency of approximately ¥306 thousand. The net profit was substantially less than that.

•

Canon France, a wholly-owned subsidiary of CENV, has a service contract for a copier machine with the Iranian embassy in Paris, France. The current contract will expire in April 2014. Total gross sales was in foreign currency of approximately ¥93 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2013 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon does not intend to conduct any further business activities with Iranian counterparties required to be disclosed under the ITRA, except for sales of consumables, repair, and maintenance services for products Canon previously sold to such entities.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2013, Canon Inc. had 257 consolidated subsidiaries and 11 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2013.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 28 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2013 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,556	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,238	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	393	R&D and manufacturing of semiconductor devices

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Hiratsuka Plant, Kanagawa	1,118	R&D of display products

Tamagawa Office, Kanagawa	149	Quality engineering

Oita Plant, Oita	279	Manufacturing of semiconductor devices

Yako Office, Kanagawa	903	Development of inkjet printers, inkjet chemical products

Utsunomiya Plant, Tochigi	2,761

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,203	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,131	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,309	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki and Fukui	915	Business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,506	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	2,098	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	610	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,225	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,995	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	971	Inkjet printers and inkjet cartridges

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Semiconductor Equipment Inc., Ibaraki	423	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	646	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	391	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	168	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	746	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	623	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	232	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Hita Canon Materials Inc., Oita	370	Rubber functional components

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	487	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,493	Document management, high speed digital production printing systems and wide format printers

Océ-Printing Systems GmbH, Poing, Germany	1,233	High speed digital production printing systems

Americas

Canon Virginia, Inc., Virginia, U.S.	1,679	Toner cartridges, molds and remanufacturing of copying machines

Industrial Resource Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Asia

Canon Inc., Taiwan, Taiwan	1,774	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,740	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,909	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	808	Copying machines

Canon Hi-Tech Thailand Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,269	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhogshan, China	1,331	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,233	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,517	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	706	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon Business Machines (Philippines), Inc., Batangas, Philippines	910	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Kawasaki Office, Kanagawa	New Administration and R&D base

Tamagawa Office, Kanagawa	New Administration and R&D base

Canon Ecology Industry Inc., Ibaraki	New production base* (Office business unit) * To be leased to Canon Ecology Industry Inc., a wholly-owned subsidiary, by the Company

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.

Overview

Canon is one of the world’s leading manufacturers of plain paper copying machines, office multifunction devices (“MFDs”), laser printers, cameras, inkjet printers, semiconductor lithography equipment and flat panel display (“FPD”) lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit.

Economic environment

Looking back at the global economy in 2013, although the U.S. and Japanese economies began heading toward moderate recoveries during the latter half of the year, the economic downturn in Europe continued to drag on while the economies of emerging countries such as China faced slowdowns. As such, contrary to expectations at the beginning of the year, the global economy remained stagnant. As for exchange rates, the correction of the historic high value of the yen continued, with a trend toward a weaker yen growing increasingly clear.

Market environment

As for the markets in which Canon operates amid these conditions, owing to the economic slowdown, flat demand led to a continuation of the harsh business environment especially for consumer products. Among MFDs, color models continued to drive growth while demand for laser printers realized a turnaround toward recovery. Although demand for interchangeable-lens digital cameras continued to show strong growth in Japan, demand overseas fell short of the previous year’s level as the economic rebound in such markets as Europe and China takes longer than expected. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Overall market demand for inkjet printers, hit by the prolonged economic downturn, also declined in all major markets. In the industry and others sector, a rebound in capital investment for memory devices led to a pickup in demand for semiconductor lithography equipment in the latter half of the year, while demand for lithography equipment used in the production of FPDs showed healthy market growth for mid- and small-size panels used mainly in smartphones and tablet PCs, and a modest recovery for large-size panels.

The average value of the yen during the year was ¥97.84 against the U.S. dollar, a year-on-year depreciation of approximately ¥18, and ¥130.01 against the euro, a year-on-year depreciation of approximately ¥27.

Summary of operations

Despite the decline in demand for digital compact cameras and industrial equipment, net sales for the year increased 7.2% to ¥3,731.4 billion from the previous year. This was realized through the steady demands for

MFDs and laser printers, along with an increase in sales of inkjet printers, made possible through sales-promotion efforts despite the harsh conditions posed by the shrinking inkjet printer market, as well as the positive effects of favorable currency exchange rates. The gross profit ratio rose 0.8 points year on year to 48.2% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥1,461.1 billion, an increase of 10.2% year on year. Consequently, operating profit increased by 4.1% to ¥337.3 billion. Other income decreased by ¥8.4 billion due to foreign currency exchange losses while income before income taxes increased by 1.5% year on year to ¥347.6 billion. Net income attributable to Canon Inc. increased by 2.6% to ¥230.5 billion. Accordingly, Canon achieved increases in both sales and profit.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2013	2012	2011	2010	2009
Net sales (Millions of yen)	¥3,731,380	¥3,479,788	¥3,557,433	¥3,706,901	¥3,209,201
Gross profit to net sales ratio	48.2%	47.4%	48.8%	48.1%	44.5%
R&D expense to net sales ratio	8.2%	8.5%	8.7%	8.5%	9.5%
Operating profit to net sales ratio	9.0%	9.3%	10.6%	10.5%	6.8%
Inventory turnover measured in days	52 days	57 days	46 days	35 days	39 days
Debt to total assets ratio	0.1%	0.1%	0.3%	0.3%	0.3%
Canon Inc. stockholders’ equity to total assets ratio	68.6%	65.7%	64.9%	66.4%	69.9%

Note:	Inventory turnover measured in days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

Revenues

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

Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms of product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. Furthermore, Canon has further achieved cost reductions through enhancement of efficiency in its production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and will continue pursuing the curtailment of product development lead times and reductions of production costs.

Operating profit ratio (ratio of operating profit to net sales) and R&D expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon is striving to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain adequate spending in core technology to sustain Canon’s leading position in its current business areas and to exploit opportunities in other markets. Canon believes such investments will create the basis for future success in its business and operations.

Cash flow management

Canon also places significant emphasis on cash flow management. The following are the KPIs relating to cash flow management that Canon’s management believes to be important.

Inventory turnover measured in days is a KPI because it measures the efficiency of supply chain management. Inventories have inherent risks of becoming obsolete, physically damaged or otherwise decreasing significantly in value, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is crucial to continue reducing work-in-process inventories by decreasing production lead times in order to promptly recover related product expenses, while balancing risks of supply chain disruptions by optimizing finished goods inventories in order to avoid losing potential sales opportunities.

Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations. Management also seeks debt-free operations. For a manufacturing company like Canon, it generally takes considerable time to realize profit from a business due to lead times required for R&D, manufacturing and sales has to be followed for success. Therefore, management believes that it is important to have sufficient financial strength so that the Company does not have to rely on external funds. Canon has continued to reduce its dependency on external funds for capital investments in favor of generating the necessary funds from its own operations.

Canon Inc. stockholders’ equity to total assets ratio is another KPI for Canon. Canon believes that its stockholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising stockholders’ equity ratio indicates that Canon has maintained a strong financial position or further improved its ability to fund debt obligations and other unexpected expenses. In the long-term, Canon’s management believes a high stockholders’ equity ratio will enable the company to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its R&D activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of its stockholders’ equity to total assets ratio.

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

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced. In 2011, the sales incentive program accruals were quite difficult to estimate compared to prior years because of the significant fluctuation in consumer product supplies from our manufacturing facilities, due to the earthquake in Japan and the flooding in Thailand. Although Canon utilized available data to produce its best estimate of promotion payments to be claimed in 2012, actual claims in 2012 were not as high as Canon had estimated. Moreover, in recent years, as a result of the market conditions and customer preferences, usage of incentive programs has shifted from mail-in rebates to instant rebates. Accordingly, the historical data relating to mail-in-rebates could not be used to determine instant rebates. Given the limited experience with instant rebates, this led Canon to maintain its estimated accruals for a longer period of time. As 2012 progressed and new information became available, Canon reviewed the 2011 accrual balance in order to determine whether the accrual needed to be revised during 2012. By using new additional statistical information and gathering sales and inventory data from customers, Canon was able to revise its estimates.

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

Allowance for doubtful receivables

Allowance for doubtful receivables is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. These factors include the length of time receivables are past due, the credit quality of customers, macroeconomic conditions and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, due for example to bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful life of 3 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years.

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

Employee retirement and severance benefit plans

Canon has significant employee retirement and severance benefit obligations that are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in assumptions inherent in the valuation are reasonably likely to occur from period to period. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.

In preparing its financial statements for 2013, Canon estimated a weighted-average discount rate used to determine benefit obligations of 1.6% for Japanese plans and 3.8% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 5.2% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2013, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥97,589 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2013, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,713 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

2013 compared with 2012

Summarized results of operations for 2013 and 2012 are as follows:

	2013	Change	2012
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,731,380	+7.2%	¥3,479,788
Operating profit	337,277	+4.1	323,856
Income before income taxes	347,604	+1.5	342,557
Net income attributable to Canon Inc.	230,483	+2.6	224,564

Net income attributable to Canon Inc. stockholders per share:
Basic	200.78	+4.9	191.34
Diluted	200.78	+4.9	191.34

Note: See notes to Item 3A “Selected Financial Data”.

Sales

Canon’s consolidated net sales in 2013 totaled ¥3,731,380 million, representing a 7.2% increase from the previous year. This was realized through steady demands for MFDs and laser printers, along with an increase in sales of inkjet printers as well as the positive effects of favorable currency exchange rates, despite the decline in demand for digital compact cameras and industrial equipment.

Overseas operations are significant to Canon’s operating results and generated 80.8% of total net sales in 2013. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥97.84 against the U.S. dollar, a year-on-year depreciation of approximately ¥18, and ¥130.01 against the euro, a year-on-year depreciation of approximately ¥27. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥514,000 million in 2013. This favorable impact consisted of approximately ¥257,000 million for the U.S. dollar denominated sales, ¥193,600 million for the euro denominated sales and ¥63,400 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2013 and 2012 was 51.8% and 52.6%, respectively.

Gross profit

Canon’s gross profit in 2013 increased by 9.0% to ¥1,798,421 million from 2012. The gross profit ratio also increased by 0.8 points year on year to 48.2%. The growth of gross profit ratio was achieved due to the cost reductions and production innovation along with the positive effects of the depreciation of the yen.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Despite group-wide efforts to thoroughly reduce spending, total operating expenses increased by 10.2% to ¥1,461,144 million in 2013 mainly due to the negative effect of depreciation of the yen.

Operating profit

Operating profit in 2013 increased 4.1% to a total of ¥337,277 million from 2012. The ratio of operating profit to net sales decreased 0.3% to 9.0% from 2012.

Other income (deductions)

Other income (deductions) for 2013 decreased ¥8,374 million to ¥10,327 million, owing primarily to foreign currency exchange losses.

Income before income taxes

Income before income taxes in 2013 was ¥347,604 million, an increase of 1.5% from 2012, and constituted 9.3% of net sales.

Income taxes

Provision for income taxes in 2013 decreased by ¥2,024 million from 2012. The effective tax rate during 2013 remained consistent with 2012. The effective tax rate for 2013 was 31.1%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2013 increased by 2.6% to ¥230,483 million, which represents 6.2% of net sales.

Segment information

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit and the Industry and Others Business Unit.

•

The Office Business Unit mainly includes office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions.

•

The Imaging System Business Unit mainly includes interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, flat panel display (“FPD”) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 20 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2013	Change	2012
	(Millions of yen, except percentage data)
Office	¥2,000,073	+13.8%	¥1,757,575
Imaging System	1,448,938	+3.1	1,405,971
Industry and Others	374,870	-8.1	407,840
Eliminations	(92,501)	—	(91,598)

Total	¥3,731,380	+7.2%	¥3,479,788

Within the Office Business Unit, as for office MFDs, sales of color models increased from 2012 led by the imageRUNNER ADVANCE C5200/C2200 series. Results for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. With regard to laser printers, laser multifunction models recorded strong growth contributing to a year-on-year increase in sales volume. As a result, along with the positive effects of favorable currency exchange rates offset primarily due to decreased sales in monochrome printers, sales for the business unit totaled ¥2,000.1 billion in 2013, an increase of 13.8% year on year, while operating profit totaled ¥266.9 billion, increasing 31.1%.

Within the Imaging System Business Unit, interchangeable-lens digital cameras maintained their top market share despite the challenging environment, which was marked by a drop in demand in Europe and China due to the economic downturn, although demand in Japan continued to expand. In particular, the EOS 5D Mark III and 70D advanced-amateur-model digital SLR cameras continued to realize healthy growth. Furthermore, in Japan, the new entry-level EOS Digital Rebel SL1 and T5i cameras proved popular. As for digital compact cameras, although total sales volume declined due to the market slowdown and the increasing popularity of smartphones, sales volume increased from 2012 for high-added-value models incorporating features that differentiate them from smartphones, such as large-size image sensors and models like the PowerShot SX50 HS and SX510 HS, which feature high-magnification zoom lenses. With regard to inkjet printers, despite the harsh market environment due to the rapid fall in demand in emerging markets, sales volume showed solid growth thanks to efforts to boost sales through the introduction of new products offering enhanced support for cloud services. As a result, along with the positive effects of favorable currency exchange rates offset primarily due to decreased sales in lower-end compact digital cameras, sales for the business unit increased by 3.1% to ¥1,448.9 billion in 2013, while operating profit totaled ¥203.8 billion, a decrease of 3.1%.

In the Industry and Others Business Unit, within semiconductor lithography equipment, despite an increase in sales volume for memory devices in the latter half of 2013 fueled by renewed investment in capital expenditure by memory manufacturers, sales volumes for the year decreased slightly owing to restrained capital expenditure in the first half. As for FPD lithography equipment, sales volume remained the same as for the previous year amid the recovery in investment for large-size panels. With respect to medical equipment, sales volume for Canon’s mainstay digital radiography systems steadily increased. Consequently, sales for the business unit totaled ¥374.9 billion in 2013, a decrease of 8.1% year on year, while operating profit recorded a loss of ¥25.3 billion, declining by ¥31.2 billion from 2012.

Intersegment sales of ¥92,501 million, representing 2.4% of total sales, are eliminated from total sales for the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 20 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2013 and 2012 is provided below:

	2013	Change	2012
	(Millions of yen, except percentage data)
Japan	¥715,863	-0.6%	¥720,286
Americas	1,059,501	+12.7	939,873
Europe	1,124,929	+10.9	1,014,038
Asia and Oceania	831,087	+3.2	805,591

Total	¥3,731,380	+7.2%	¥3,479,788

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2013 increased in all areas except Japan.

In Japan, sales slightly decreased in 2013 due to the slowdown in the Industry and Others Business, although the interchangeable-lens digital cameras continued to expand.

In the Americas, despite the decline in sales of digital compact cameras from the previous year due to the significant slowdown in the market, the depreciation of the yen against the U.S. dollar along with increased sales of inkjet printers including consumable supplies, caused sales to increase by 12.7% in 2013.

In Europe, although sales of interchangeable lens digital cameras declined due to shifting to low-end models as well as declining sales of digital compact cameras owing to shrinking market, the effect of depreciation of the yen along with steady sales of inkjet printers and MFDs amid increasing uncertainty in European economy, caused sales to increase by 10.9% in 2013.

In Asia and Oceania, sales of interchangeable lens digital cameras, which have been an engine for solid growth in Asia and Oceania, showed a slowdown in growth. In addition sales of digital compact cameras and laser printers faced harsh conditions. Inkjet printers including consumable supplies, on the other hand, showed steady sales growth. Reflecting these factors and the effect of depreciation of the yen, net sales increased by 3.2% in 2013.

Operating profit by segment

Please refer to the table of segment information in Note 20 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2013 increased by ¥63,330 million to ¥266,908 million. This increase resulted from the sales increase.

Operating profit for the Imaging System Business Unit in 2013 decreased by ¥6,524 million to ¥203,794 million. This decrease resulted primarily from the increase in expense due to depreciation of the yen.

Operating profit for the Industry and Others Business Unit in 2013 declined by ¥31,241 million, largely owing to the decrease in sales.

2012 compared with 2011

Summarized results of operations for 2012 and 2011 are as follows:

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

Note: See notes to Item 3A “Selected Financial Data”.

Sales

Canon’s consolidated net sales in 2012 totaled ¥3,479,788 million, representing a 2.2% decrease from the previous year. This decrease of net sales was due primarily to economic slowdown mainly in Europe and the high valuation of the yen against the euro combined with the cooling off of demand in China during the latter half of the year. Canon Group faced increasingly challenging conditions across all of its businesses.

Overseas operations are significant to Canon’s operating results and generated 79.3% of total net sales in 2012. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen in 2012 was ¥79.96 to the U.S. dollar, and ¥102.80 to the euro, representing a slight depreciation to the U.S. dollar, and an appreciation of approximately ¥8 against the euro, compared with the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥54,300 million in 2012. This impact consisted of approximately ¥69,200 million of unfavorable impact for euro denominated sales and favorable impact of ¥9,500 million for the U.S. dollar denominated sales and ¥5,400 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2012 and 2011 was 52.6% and 51.2%, respectively.

Gross profit

Canon’s gross profit in 2012 decreased by 5.0% to ¥1,649,966 million from 2011. The gross profit ratio declined by 1.4 points year on year to 47.4%. The deteriorated gross profit ratio was mainly the result of such factors as the sharp appreciation of the yen to the euro and falling product prices accompanied by the rise in prices of materials.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Owing to Group-wide efforts to thoroughly reduce spending, total operating expenses decreased by 2.4% to ¥1,326,110 million in 2012.

Operating profit

Operating profit in 2012 decreased 14.3% to a total of ¥323,856 million from 2011. The ratio of operating profit to net sales decreased 1.3% to 9.3% from 2011.

Other income (deductions)

Other income (deductions) for 2012 achieved a turnaround of ¥22,248 million, owing primarily to an improvement in foreign currency exchange gain.

Income before income taxes

Income before income taxes in 2012 was ¥342,557 million, a decrease of 8.5% from 2011, and constituted 9.8% of net sales.

Income taxes

Provision for income taxes in 2012 decreased by ¥10,303 million from 2011. The effective tax rate during 2012 remained consistent with 2011. The effective tax rate for 2012 was 32.1%, which was lower than the statutory tax rate in Japan. This was mainly due to the increase in tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2012 decreased by 9.7% to ¥224,564 million, which represents 6.5% of net sales.

Segment information

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit and the Industry and Others Business Unit.

•

The Office Business Unit mainly includes office MFDs, office copying machines, personal-use copying machines, laser MFDs, laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions.

•

The Imaging System Business Unit* mainly includes interchangeable-lens digital cameras, compact digital cameras, digital camcorders, digital cinema cameras, interchangeable lenses, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED panel manufacturing equipment, micromotors, computers, handy terminals and document scanners.

*	The “Consumer Business Unit” has been renamed the “Imaging System Business Unit” to be more consistent with its strategy to expand the business. This change in segment description has no impact on any financial information of this segment.

Sales by segment

Please refer to the table of sales by segment in Note 20 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2012	Change	2011
	(Millions of yen, except percentage data)
Office	¥1,757,575	-8.4%	¥1,917,943
Imaging System	1,405,971	+7.2	1,312,044
Industry and Others	407,840	-3.1	420,863
Eliminations	(91,598)	—	(93,417)

Total	¥3,479,788	-2.2%	¥3,557,433

Sales of the Office Business Unit constituting 50.5% of consolidated net sales. Sales volume of both monochrome and color MFDs increased, favored by the continued strong demand for color MFDs, such as imageRUNNER ADVANCE C5000/C2000-series models. As for laser printers, sales volumes declined mainly in Europe due to deterioration in business sentiment. Consequently, combined with the appreciation of the yen, sales for the segment totaled ¥1,757,575 million, a decline of 8.4% in 2012.

Sales of the Imaging System Business Unit constituting 40.4% of consolidated net sales. Sales of interchangeable-lens digital cameras increased thanks to the competitively priced EOS Rebel series along with the EOS 5D Mark III and EOS 60D advanced-amateur models. As for compact digital cameras, despite the significant deterioration of market conditions, sales volume remained at the same level as the previous year thanks to robust sales of the PowerShot ELPH 110 HS and PowerShot A2300. With respect to inkjet printers, sales volume surpassed that for the year-ago period owing to the early restoration of production following the flooding in Thailand. Furthermore, the company successfully entered new markets with the launch of its CINEMA EOS SYSTEM lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, along with the new DreamLabo 5000, targeting the commercial photo printing market. As a result, amid the effects of the strong yen, sales for the segment increased by 7.2% year on year to ¥1,405,971 million in 2012.

Sales of the Industry and Others Business Unit constituted 11.7% of consolidated net sales in 2012. Among semiconductor lithography equipment, while sales of i-line steppers remained at the same level as the previous year owing to demand for image sensors and LED elements, sales volume overall decreased due to restrained capital expenditure for memory devices. As for FPD lithography equipment, unit sales dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Consequently, combined with the appreciation of the yen, sales for the segment totaled ¥407,840 million, a decrease of 3.1% year on year in 2012.

Intersegment sales of ¥91,598 million, representing 2.6% of total sales, are eliminated from the total sales of the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 20 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2012 and 2011 is provided below:

	2012	Change	2011
	(Millions of yen, except percentage data)
Japan	¥720,286	+3.7%	¥694,450
Americas	939,873	-2.3	961,955
Europe	1,014,038	-8.9	1,113,065
Asia and Oceania	805,591	+2.2	787,963

Total	¥3,479,788	-2.2%	¥3,557,433

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2012 increased in Japan and Asia and Oceania while decreased in Americas and Europe.

In Japan, sales increased by 3.7% in 2012 supported by the moderate economic recovery.

In the Americas, despite the admirable sales performance of interchangeable-lens digital cameras and solid growth in MFDs, laser printer market weakness caused sales to decline by 2.3% in 2012.

In Europe, although interchangeable-lens digital cameras showed solid growth, weak demand for laser printers along with the sharp appreciation of the yen against the euro caused sales to decrease by 8.9% in 2012.

In Asia and Oceania, although the speed of economic expansion in China slowed down slightly in the latter half of the year, owing to the solid demand for interchangeable-lens digital cameras in emerging economies, net sales increased by 2.2% in 2012.

Operating profit by segment

Please refer to the table of segment information in Note 20 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2012 decreased by ¥55,687 million to ¥203,578 million. This decrease resulted from the decrease in sales and appreciation of the yen against the euro.

Operating profit for the Imaging System Business Unit in 2012 decreased by ¥976 million to ¥210,318 million. This decrease resulted primarily from the appreciation of the yen against the euro.

Operating profit for the Industry and Others Business Unit in 2012 declined by ¥18,390 million, largely owing to the decrease in sales.

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

The operating profit on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. Please refer to the table of geographic information in Note 20 of the Notes to Consolidated Financial Statements.

B. Liquidity and capital resources

Cash and cash equivalents in 2013 increased by ¥122,231 million to ¥788,909 million, compared with ¥666,678 million in 2012 and ¥773,227 million in 2011. Canon’s cash and cash equivalents are typically denominated both in Japanese yen and in U.S. dollars, with the remainder denominated in foreign currencies.

Net cash provided by operating activities in 2013 increased by ¥123,565 million from the previous year to ¥507,642 million. Cash flow from operating activities consisted of the following key components: the major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For 2013, cash inflow from cash received from customers increased due to the increase in sales. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased, as a result of our efforts to decrease inventory. Cash outflow for payments for selling, general and administrative expenses increased due to the impact of Japanese Yen on operating expenses denominated in foreign currencies. On the other hand, operation expenses in local currency base declined due to cost reduction activities of group companies. Cash outflow for income taxes increased due to the increase in taxable income.

Net cash used in investing activities in 2013 was ¥250,212 million, increasing by ¥37,472 million from ¥212,740 million in 2012, due to the increasing amount of time deposits included in short-term investments. Purchases of fixed assets were focused on items relevant to new products.

Canon defines “free cash flow” by deducting cash flows from investing activities from cash flows from operating activities. For 2013, free cash flow totaled ¥257,430 million as compared with ¥171,337 million for 2012. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon’s management seeks to meet its capital requirements with cash flow principally earned from its operations. Therefore, its capital resources are primarily sourced from internally generated funds.

Accordingly, Canon has included information with regard to free cash flow, as its management frequently monitors this indicator, and believes that such indicator is beneficial to the understanding of investors. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives uses in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash used in financing activities totaled ¥222,181 million in 2013, mainly resulting from repurchase of treasury stock of ¥50,007 million, and dividends of ¥155,627 million. The Company paid dividends in 2013 of ¥135.00 per share.

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

Short-term loans (including the current portion of long-term debt) amounted to ¥1,299 million at December 31, 2013 compared with ¥1,866 million at December 31, 2012. Long-term debt (excluding the current portion) amounted to ¥1,448 million at December 31, 2013 compared with ¥2,117 million at December 31, 2012.

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

As of March 14, 2014, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Following the natural disasters which occurred in 2011, Canon determined that its concerted focus on decreasing levels of total inventory, even for competitive and strong-selling products, had resulted in shortages of finished goods, adversely affecting its ability to capitalize on selling opportunities. As a consequence, Canon re-evaluated its priorities for targeting levels of finished goods inventory, and decided on a new management policy to increase levels of finished goods inventories at sales locations as a buffer in order to increase its resilience in response to unexpected natural or man-made disasters and consequent production line stoppages. Canon’s initiative in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Reflecting the foregoing circumstances, Canon’s total inventory turnover ratios were 52, 57, and 46 days at the end of the fiscal years 2013, 2012, and 2011, respectively and the increases over the last three years are in line with Canon’s expectations and its revised inventory management policy.

Increase in property, plant and equipment on an accrual basis in 2013 amounted to ¥188,826 million compared with ¥270,457 million in 2012 and ¥226,869 million in 2011. For 2014, Canon projects its increase in property, plant and equipment will be approximately ¥210,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥48,515 million in 2013, ¥30,421 million in 2012 and ¥30,510 million in 2011. In addition, employer contributions to Canon’s worldwide defined contribution pension plans were ¥14,383 million in 2013, ¥13,021 million in 2012, and ¥12,511 million in 2011.

Working capital in 2013 increased by ¥199,814 million to ¥1,437,635 million, compared with ¥1,237,821 million in 2012 and ¥1,259,457 million in 2011. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2013 was 2.69 compared to 2.47 for 2012 and to 2.41 for 2011.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.6% in 2013, compared to 5.7% in 2012 and 6.3% in 2011.

Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 8.4% in 2013 compared with 8.7% in 2012 and 9.6% in 2011.

The debt to total assets ratio was 0.1%, 0.1% and 0.3% as of December 31, 2013, 2012 and 2011, respectively. Canon had short-term loans and long-term debt of ¥2,747 million as of December 31, 2013, ¥3,983 million as of December 31, 2012 and ¥11,711 million as of December 31, 2011.

C. Research and development, patents and licenses

Year 2013 marks the third year of the Excellent Global Corporation Plan, its 5-year (2011-2015) management plan. The slogan of the fourth phase (“Phase IV”) is “Aiming for the Summit-Speed & Sound Growth” and there are three core strategies related to R&D:

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

Canon is pursuing collaboration among the government, industry and academia, and has strengthened relationships with universities and other research institutes worldwide, such as Kyoto University, Tokyo Institute of Technology, Osaka University, Stanford University, the University of Arizona, and the New Energy and Industrial Technology Development Organization to assist with fundamental research and to develop cutting-edge technologies. Additionally, Canon is currently working on a collaborative research with Massachusetts General Hospital (“MGH”) and Brigham and Women’s Hospital (“BWH”) to develop biomedical optical imaging and medical robotics technologies at the Healthcare Optics Research Laboratory in Cambridge, Massachusetts, founded in June of 2013.

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

Canon’s consolidated R&D expenses were ¥306,324 million in 2013, ¥296,464 million in 2012 and ¥307,800 million in 2011. The ratios of R&D expenses to the consolidated total net sales for 2013, 2012 and 2011 were 8.2%, 8.5% and 8.7%, respectively.

Canon believes that new products protected by patents will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry.

Canon obtained the third greatest number of private sector patents in 2013, according to the United States patent annual list, released by IFI CLAIMS® Patent Services.

D. Trend information

As for the outlook in 2014, there are signs of brightness among developed countries with steady economic growth in the U.S. and Japan, and the European economy expected to realize a turnaround toward recovery. Although uncertainties remain in emerging countries such as China, since they are expected to maintain their course of moderate expansion, the global economy, having bottomed out in 2013, is also expected to realize a moderate recovery.

2014 represents the fourth year of Phase IV (2011-2015) of the Excellent Global Corporation Plan. The Canon Group will work in unity, taking steps to realize sound business growth and overcome challenges to firmly return to a path of growth.

In order to achieve its targets, Canon will implement various measures under a basic policy of carrying out further reforms in order to return to the growth track.

•	Bolstering Strengths of Existing Core Businesses by Creating Outstanding Hit Products

Canon aims to improve its market share for existing core businesses, developing appealing products that outperform the competition, not only in terms of basic performance, but also cost and usability. At the same time, Canon will strengthen the development of businesses derived from existing core businesses.

•	Securely Launch and Steadily Expand New Businesses

Canon will work to accelerate the business expansion of network camera systems for which significant growth is expected. The Company will also focus on strengthening its business foundation for 4K reference displays and mixed-reality systems, while also concentrating on the commercialization of Super Machine Vision. In the medical field, Canon aims to realize the early launch of DNA diagnostic systems.

•	Holistically Developing Global Sales Forces

In emerging markets, Canon will work to expand sales networks and enhance product lineups in accordance with conditions in each country. In developed countries, in addition to boosting the Company’s ability to respond to Internet-based and other direct-order sales, Canon will strengthen its response to the centralized purchasing practices used by global corporations when procuring office products.

•	Optimizing the Global Production System

Based on such factors as changes in local conditions in each country, Canon will work to realize the optimized global allocation of its production assets. The Company will also work to maintain or expand its production in Japan through automation, while also accelerating localized production of mainly consumables in the Americas and Europe through automated production systems.

•	Exploring a New Dimension of Cost Reductions

Canon will strive to further accelerate procurement reforms as well as expand in-house production and promote automation. Additionally, the Company will work to significantly reduce product development times and achieve cost savings, promoting prototype-less production through the utilization of its super computer. Furthermore, it will move forward with the fundamental reform of manufacturing through the utilization of 3D printers.

In addition to the above, in order to return to a path of growth in the face of the dramatically changing business environment, Canon will select and concentrate on technological themes that will open the way to the future, further enhance product quality management, effectively make use of the Company’s workforce, and carry out reforms such as thoroughly strengthening information security.

For a discussion of the trend by business segments, see “Item 4 B. Business overview” and “Item 5 A. Operating Result”.

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

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon will have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥12,315 million at December 31, 2013. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2013 were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2013.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥2,482	¥1,213	¥1,098	¥171	¥—
Other Long-Term Debt	211	32	101	48	30
Operating Lease Obligations	96,064	28,523	37,915	16,446	13,180
Purchase commitments for:
Property, Plant and Equipment	26,218	26,218	—	—	—
Parts and Raw Materials	73,914	73,914	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	20,649	20,649	—	—	—

Total	¥219,538	¥150,549	¥39,114	¥16,665	¥13,210

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 11, Income Taxes in the Notes to Consolidated Financial Statements for further details. Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2013, accrued product warranty costs amounted to ¥10,890 million.

At December 31, 2013, commitments outstanding for the purchase of property, plant and equipment were approximately ¥26,218 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥73,914 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2014, Canon expects to contribute ¥13,589 million to its Japanese defined benefit pension plans and ¥7,060 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 28, 2014 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ, Group Executive of Facilities Management HQ, Group Executive of Human Resources Management & Organization HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ*
		4/2012	Group Executive of Facilities Management HQ*
		3/2014	Group Executive of Human Resources Management & Organization HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshiaki Ikoma (Mar. 5, 1941)	Executive Vice President & CTO (Group Executive of Corporate R&D HQ, Group Executive of Medical Equipment Group)	4/1982	Professor of Institute of Industrial Science, the University of Tokyo
		2/1997	President of Texas Instruments Japan Limited
		2/2002	Chairman of the Board of Texas Instruments Japan Limited
		10/2004	Director-General of Center for Research and Development Strategy (CRDS), Japan Science and Technology Agency (JST)
		4/2005	Entered the Company
Adviser of the Company
		12/2008	President of Canon Foundation*
		1/2009	Group Executive of Corporate R&D HQ*
		3/2009	Director, Executive Vice President & CTO
		7/2009	Chief Executive of Optical Products Operations
		3/2011	Executive Vice President & CTO*
		1/2014	Group Executive of Medical Equipment Group*

Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2001	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.*
		3/2009	Senior Managing Director*

Yasuo Mitsuhashi	Senior Managing Director	4/1974	Entered the Company
(Nov. 23, 1949)	(Chief Executive of Peripheral Products HQ)	2/2001	Chief Executive of Chemical Products HQ
		3/2001	Director
		4/2003	Chief Executive of Peripheral Products HQ*
		3/2005	Managing Director
		3/2009	Senior Managing Director*
		4/2009	Chief Executive of Chemical Products Operations

Shigeyuki Matsumoto (Nov. 15, 1950)	Senior Managing Director (Group Executive of Device Technology Development HQ)	4/1977	Entered the Company
		1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshio Honma (Mar. 10, 1949)	Senior Managing Director (Group Executive of Global Procurement HQ)	4/1972	Entered the Company
		4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ
		3/2008	Managing Director
		3/2012	Senior Managing Director*
Group Executive of Global Procurement HQ*

Hideki Ozawa (Apr. 28, 1950)	Senior Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director
		3/2014	Senior Managing Director*

Masaya Maeda (Oct. 17, 1952)	Senior Managing Director (Chief Executive of Image Communication Products HQ)	4/1975	Entered the Company
		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products HQ*
		3/2010	Managing Director
		3/2014	Senior Managing Director*

Yasuhiro Tani (Jul. 30, 1956)	Director	4/1980	Entered the Company
	(Group Executive of Digital System Technology Development HQ)	1/2008	Group Executive of Digital Platform Technology Development HQ
		4/2008	Executive Officer
		3/2011	Director*
		7/2012	Group Executive of Digital System Technology Development HQ*

Kenichi Nagasawa (Jan. 31, 1959)	Director	4/1981	Entered the Company
	(Group Executive of Corporate Intellectual Property and Legal HQ)	3/2010	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
		4/2010	Executive Officer
Group Executive of Corporate Intellectual Property and Legal HQ*
		3/2012	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Naoji Otsuka (Apr. 24, 1958)	Director	4/1981	Entered the Company
	(Chief Executive of Inkjet Products Operations)	1/2010	Group Executive of Inkjet Products Development Group
		4/2011	Executive Officer
Deputy Chief Executive of Inkjet Products Operations
		3/2012	Director*
Chief Executive of Inkjet Products Operations*

Masanori Yamada (Jul. 3, 1954)	Director	4/1981	Entered the Company
	(Group Executive of Network Visual Solution Business Promotion HQ)	4/2005	Group Executive of Office Imaging Products Corporate System
		4/2008	Executive Officer
Deputy Chief Executive of Office Imaging Products HQ
		4/2012	Senior Executive Officer
		1/2013	Group Executive of Network Visual Solution Business Promotion HQ*
		3/2013	Director*

Aitake Wakiya (Nov. 8, 1955)	Director	4/1979	Entered the Company
	(Deputy Group Executive of Finance & Accounting HQ)	4/2011	Deputy Group Executive of Finance & Accounting HQ*
		4/2012	Executive Officer
		3/2013	Director*

Kazuto Ono (Jul. 20, 1957)	Director	4/1980	Entered the Company
	(Group Executive of Corporate Planning Development HQ)	5/2011	Senior General Manager of Finance & Accounting HQ
		3/2012	Group Executive of Human Resources Management & Organization HQ
		4/2012	Executive Officer
		3/2013	Director*
		3/2014	Group Executive of Corporate Planning Development HQ*

Akiyoshi Kimura (Jul. 19, 1956)	Director	4/1980	Entered the Company
	(Chief Executive of Office Imaging Products HQ)	1/2009	Group Executive of Office Imaging Products Production System HQ
		4/2011	Executive Officer
Deputy Chief Executive of Office Imaging Products HQ
		1/2013	Group Executive of Office Imaging Products corporate system HQ*
Group Executive of Office Imaging Products Development Group*
		3/2014	Director*
Chief Executive of Office Imaging Products HQ*

Eiji Osanai	Director	8/1983	Entered the Company
(Feb. 17, 1959)	(Group Executive of Production Engineering HQ)	7/2010	Senior General Manager of Production Engineering Research Laboratory
		4/2012	Executive Officer
Deputy Group Executive of Production Engineering HQ
		1/2013	Senior Group Manager of Production Equipment Administration Center*
		3/2014	Director*
Group Executive of Production Engineering HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May. 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated
		6/2011	President and CEO of Japan Securities Depository Center, Incorporated*
		6/2013	Director of Toyota Motor Corporation*
		3/2014	Director*

Kengo Uramoto (Aug. 23, 1953)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2007	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2008	Executive Officer
Group Executive of Human Resources Management & Organization HQ
		1/2009	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2010	Group Executive of Human Resources Management & Organization HQ
		3/2012	Audit & Supervisory Board Member*

Makoto Araki (Jul. 16, 1954)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2009	Group Executive of Information & Communication Systems HQ
		4/2010	Executive Officer
		3/2011	Director
		3/2014	Audit & Supervisory Board Member*

Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Qualified for attorney*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*

Osami Yoshida (Nov. 4, 1950)	Audit & Supervisory Board Member	9/1982	Registered as Certified Public Accountant*
		12/2011	Deputy Group Executive of Human Resources HQ, Deloitte Touche Tohmatsu LLC

		3/2014	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kuniyoshi Kitamura (Apr. 8, 1956)	Audit & Supervisory Board Member	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Network Service Management Department of The Dai-Ichi Mutual Life Insurance Co.

		4/2004	General Manager of Corporate Relations Department No.2 of The Dai-Ichi Mutual Life Insurance Co.

		4/2006	General Manager of Research Department of The Dai-Ichi Mutual Life Insurance Co.

		11/2007	General Manager of Corporate Planning Department No.2 of The Dai-Ichi Mutual Life Insurance Co.

		4/2009	General Manager of Corporate Relations Department No.8 of The Dai-Ichi Mutual Life Insurance Co.

		3/2010	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2014. The term of office of Audit & Supervisory Board Members is four years. The current term for Tadashi Ohe expires in March 2015, and the current term for Kuniyoshi Kitamura expires in March 2018, and the current term for Kengo Uramoto, who was elected in the general meeting of shareholders in March 2012, expires in March 2016, and the current term for Makoto Araki, Osami Yoshida who were elected in the general meeting of shareholders in March 2014, expires in March 2018.

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

Board of Directors and Audit & Supervisory Board Members

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is 19 and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.

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

The Audit & Supervisory Board Members are not required to be certified public accountants, although Osami Yoshida is a certified public accountant. At least half of the Audit & Supervisory Board Members must be persons who have not been either board members or employees of the Company or any of its subsidiaries. An Audit & Supervisory Board Member may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The Audit & Supervisory Board Members have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

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

In 2004, Canon established a standing committee, the Internal Control Committee, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to Canon, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations and internal controls.

Additionally, in 2005, the Disclosure Committee was established with the president appointed as chairman. This committee was formed to ensure that Canon is not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 29, 2014, whom are expected to take the assignment on April 1, 2014, are listed below.

Name	Position	(Group executive/function)
Hiroyuki Suematsu	Senior Executive Officers	Group Executive of Quality Management HQ
Shigeyuki Uzawa	Senior Executive Officers	Chief Executive of Optical Products Operations
Akio Noguchi	Senior Executive Officers	Group Executive of Mixed Reality Solution Business Promotion HQ
Seymour Liebman	Senior Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Yuichi Ishizuka	Senior Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Rokus van Iperen	Senior Executive Officers	President of Canon Europa N.V. and Canon Europe Ltd.
Masato Okada	Executive Officers	Deputy Chief Executive of Image Communication Products HQ
Kazuto Ogawa	Executive Officers	Executive Vice President of Canon (China) Co., LTD.
Ryuichi Ebinuma	Executive Officers	Deputy Group Executive of Corporate R&D HQ
Kazuhiko Noguchi	Executive Officers	Group Executive of Public Affairs HQ
Hiroaki Takeishi	Executive Officers	Group Executive of Semiconductor Production Equipment Group
Nobutoshi Mizusawa	Executive Officers	Deputy Group Executive of Corporate R&D HQ
Yoichi Iwabuchi	Executive Officers	Senior General Manager of Software Platform Technology Development Center
Masaaki Nakamura	Executive Officers	Deputy Group Executive of Facilities Management HQ
Deputy Group Executive of Human Resources Management & Organization HQ
Takashi Takeya	Executive Officers	Senior General Manager of Global Logistics Management Center
Katsumi Iijima	Executive Officers	Group Executive of Information & Communication Systems HQ
Nobuyuki Tainaka	Executive Officers	Deputy Senior General Manager of Corporate Legal Center

B. Compensation

In the fiscal year ended December 31, 2013, Canon pays an aggregate of approximately ¥3,505 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses, stock options and retirement allowances.

Directors are not covered by the Company’s retirement program. However, in accordance with customary Japanese business practices, directors receive lump-sum retirement benefits, subject to shareholder approval. The retirement allowance system for Directors was abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013. At the same meeting, the Company received approval for the final retirement benefit for Directors. The retirement allowance for Directors represents the final retirement benefit for retired Director.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2013.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	SubTotal	Retirement Allowance	Stock Option	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	¥227	¥32	¥259	¥841	¥5	¥1,105
Toshizo Tanaka (Director)	Canon Inc.	105	18	123	236	5	364
Toshiaki Ikoma (Director)	Canon Inc.	99	16	115	63	5	183
Kunio Watanabe (Director)	Canon Inc.	85	15	100	128	3	231
Yoroku Adachi (Director)	Canon Inc.	78	13	91	104	3	198
Yasuo Mitsuhashi (Director)	Canon Inc.	73	13	86	104	3	193
Shigeyuki Matsumoto (Director)	Canon Inc.	69	11	80	70	3	153
Toshio Honma (Director)	Canon Inc.	67	11	78	71	3	152
Masaki Nakaoka (Director)	Canon Inc.	66	12	78	65	3	146
Haruhisa Honda (Director)	Canon Inc.	66	12	78	65	3	146
Hideki Ozawa (Director)	Canon Inc.	72	8	80	40	3	123
Masaya Maeda (Director)	Canon Inc.	56	8	64	40	3	107

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2013.
(2)	The retirement allowance system for Directors was abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013. At the same meeting, the Company received approval for the final retirement benefit for Directors.
(3)	The stock option amounts represent an expense recognized during fiscal year 2013 determined based on the fair value on the date of grant using the Black-Scholes option pricing model.
(4)	Yoroku Adachi and Hideki Ozawa serve as president of Canon U.S.A. and Canon China, respectively. Compensation amounts to Yoroku Adachi and Hideki Ozawa from the subsidiaries are translated from U.S. dollars and Chinese yuan based on the average rate for fiscal year 2013 of ¥97.72 to the U.S. dollar and ¥15.91 to the yen, respectively and are included above.

The following three elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year
•	Retirement Allowance: remuneration for the contribution to the Company during tenure

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2013, 2012 and 2011.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2013
Office	99,360	29,389	15,009	19,328	35,634
Imaging System	61,798	16,069	2,510	2,083	41,136
Industry and Others	22,401	14,606	1,225	1,166	5,404
Corporate	10,592	9,761	—	—	831

Total	194,151	69,825	18,744	22,577	83,005

December 31, 2012
Office	97,275	29,027	15,451	20,094	32,703
Imaging System	64,320	15,842	2,300	1,838	44,340
Industry and Others	24,403	15,396	1,335	1,229	6,443
Corporate	10,970	9,969	—	—	1,001

Total	196,968	70,234	19,086	23,161	84,487

December 31, 2011
Office	99,847	29,874	15,609	19,680	34,684
Imaging System	63,105	15,284	2,227	1,827	43,767
Industry and Others	24,779	15,664	1,369	1,232	6,514
Corporate	10,576	9,524	—	—	1,052

Total	198,307	70,346	19,205	22,739	86,017

The Company and its subsidiaries have their own independent labor union. Canon has not experienced a labor strike since its establishment. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 28, 2014. The total is 353,441 shares, constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	112,223
Toshizo Tanaka	Executive Vice President & CFO	21,410
Toshiaki Ikoma	Executive Vice President & CTO	14,700
Yoroku Adachi	Senior Managing Director	24,697
Yasuo Mitsuhashi	Senior Managing Director	19,757
Shigeyuki Matsumoto	Senior Managing Director	22,852
Toshio Honma	Senior Managing Director	31,552
Hideki Ozawa	Senior Managing Director	13,300
Masaya Maeda	Senior Managing Director	11,400
Yasuhiro Tani	Director	6,200
Kenichi Nagasawa	Director	2,200
Naoji Otsuka	Director	5,500
Masanori Yamada	Director	5,900
Aitake Wakiya	Director	3,300
Kazuto Ono	Director	2,300
Akiyoshi Kimura	Director	2,200
Eiji Osanai	Director	1,900
Kunitaro Saida	Director	0
Haruhiko Kato	Director	0
Kengo Uramoto	Audit & Supervisory Board Member	3,950
Makoto Araki	Audit & Supervisory Board Member	6,900
Tadashi Ohe	Audit & Supervisory Board Member	39,000
Osami Yoshida	Audit & Supervisory Board Member	0
Kuniyoshi Kitamura	Audit & Supervisory Board Member	2,200

	Total	353,441

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 28, 2008 is 144,000 shares of common stock. The exercise price of the rights is ¥5,502 per share and the rights are exercisable from May 1, 2010 to April 30, 2014.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 27, 2009 is 256,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2010 is 303,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the stockholders on March 30, 2011 is 335,000 shares of common stock. The exercise price of the rights is ¥3,990 per share and the rights are exercisable from May 1, 2013 to April 30, 2017.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2013:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	59,911,200	4.5%
Japan Trustee Services Bank, Ltd. (Trust Account)	53,302,300	4.0%
The Dai-Ichi Mutual Life Insurance Company, Limited	37,416,380	2.8%
State Street Bank and Trust Company	36,555,985	2.7%
Barclays Capital	30,000,000	2.3%
Moxley and Co.	23,634,424	1.8%
Bank of Mizuho	22,558,173	1.7%
Northern Trust Company (AVFC) Sub Account American Client	20,191,600	1.5%
Sompo Japan Insurance Inc.	18,799,987	1.4%
Nomura Securities CO., LTD	18,562,600	1.4%

Notes:

1:	Moxley and Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
2:	Apart from the above shares, The Dai-Ichi Mutual Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 196,764,060 shares (14.75% of total issued shares) of treasury stock.
4:	Apart from the above shares, The Bank of Mizuho, Limited held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2013, 14.7% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 234 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 28, 2014.

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

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2011, 2012, and 2013 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

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

In 2013, despite the challenging business environment characterized by the prolonged European recession, Canon was able to generate adequate cash on hand thanks to comprehensive cash flow management and subsequent improvements in management efficiency. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥130 per share (interim dividend of ¥65 per share [already distributed], and year-end dividend of ¥65  per share), the same dividend amount as the previous year (including the commemorative dividend).

B. Significant changes

No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and listing details

Trading in domestic markets

The common stock of the Company has been listed on the Tokyo Stock Exchange (“TSE”), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE. The shares are also listed on three other regional markets in Japan (Nagoya, Fukuoka and Sapporo).

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2009 Year	¥4,070	¥2,115	987.27	698.46	¥10,767.00	¥7,021.28
2010 Year	4,520	3,205	1,001.77	799.64	11,408.17	8,796.45
2011 Year	4,280	3,220	976.28	703.88	10,891.60	8,135.79
2012 1(st) quarter	4,015	3,230	872.42	722.85	10,255.15	8,349.33
2(nd) quarter	4,005	2,880	863.23	692.18	10,190.35	8,238.96
3(rd) quarter	3,240	2,308	781.94	703.31	9,288.53	8,328.02
4(th) quarter	3,455	2,328	861.57	710.32	10,433.63	8,488.14
2012 Year	4,015	2,308	872.42	692.18	10,433.63	8,238.96
2013 1(st) quarter	3,670	3,185	1,061.75	862.62	12,650.26	10,398.61
2(nd) quarter	4,115	3,070	1,289.77	971.33	15,942.60	11,805.78
3(rd) quarter	3,480	2,913	1,232.02	1,103.94	14,953.29	13,188.14
4(th) quarter	3,410	3,035	1,302.87	1,138.75	16,320.22	13,748.94
2013 Year	4,115	2,913	1,302.87	862.62	16,320.22	10,398.61

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2013 July	¥3,480	¥3,005	1,232.02	1,127.01	¥14,953.29	¥13,562.70
August	3,210	2,929	1,196.17	1,103.94	14,466.16	13,188.14
September	3,260	2,913	1,223.12	1,107.90	14,817.50	13,407.53
October	3,220	3,035	1,222.56	1,138.75	14,799.28	13,748.94
November	3,410	3,060	1,261.04	1,171.20	15,729.09	14,026.17
December	3,410	3,240	1,302.87	1,222.20	16,320.22	15,112.54
2014 January	3,330	2,995	1,308.08	1,211.22	16,164.01	14,764.57
February	3,197	2,889	1,234.54	1,139.27	15,094.54	13,995.86

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

	NYSE (Canon Inc.)
	(U.S. dollars)
Period	High	Low
2009 Year	$43.950	$21.230
2010 Year	52.150	36.800
2011 Year	52.300	41.700
2012 1(st) quarter	48.340	42.460
2(nd) quarter	48.480	37.820
3(rd) quarter	40.270	31.210
4(th) quarter	40.940	29.810
2012 Year	48.480	29.810
2013 1(st) quarter	40.430	34.690
2(nd) quarter	38.890	32.090
3(rd) quarter	34.800	29.820
4(th) quarter	33.550	31.110
2013 Year	40.430	29.820

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2013 July	$34.800	$30.710
August	32.630	29.820
September	33.060	30.950
October	33.000	31.190
November	33.550	31.110
December	33.440	31.540
2014 January	31.950	29.020
February	31.390	28.670

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2013. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, after January 1, 2014, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (“Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Due to the abolishment of the lower tax rate, such as the 7.147% rate under the domestic tax law as of December 31, 2013, the tax rate under the applicable tax treaty will normally be lower than that under the domestic tax law and, if so, the treaty override treatment will apply. As such, the tax rate under the Treaty will normally apply for most holders of shares or ADSs who are U.S. residents or corporation. In the case where the treaty rate is applicable, no Surtax is imposed but in order to enjoy the lower treaty rate, the treaty application filing is required in advance through the Company. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

2. Taxation in the United States

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the “Medicare contribution tax.” The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding the Company shares or ADSs as part of a straddle, conversion, other integrated transaction or other similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities;
•	persons holding the Company shares or ADSs that own or are deemed to own 10% or more of any class of the Company stock;
•	persons who acquired the Company shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding shares in connection with trade or business conducted outside of the United States.

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

This discussion assumes that the Company was not a passive foreign investment company for 2013, as described below.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2013 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition including certain pledges of the Company shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the Company shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that may result in alternative tax treatments.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

If the Company were a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, the U.S. holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

Securities Exchange Commission (Public Reference Room):

100 F Street, N.E., Washington D.C. 20549

New York Stock Exchange, Inc.:

20 Broad Street, New York, New York 10005

Form 20-F is also available at the Electronic Data Gathering, Analysis, Retrieval system (“EDGAR”) website which is maintained by the Securities Exchange Commission.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2013.

Available-for-sale securities

	2013
	Cost	Fair value
	(Millions of yen)
Debt securities
Due within one year	¥—	¥—
Due after one year through five years	10	10
Due after five years	819	778
Fund trusts	68	68
Equity securities	18,112	34,536

	¥19,009	¥35,392

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2013. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2014.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	¥198,039	¥147,729	¥28,931	¥374,699
Estimated fair value	(7,299)	(6,795)	(598)	(14,692)
Forwards to buy foreign currencies:
Contract amounts	¥40,844	¥3,882	¥—	¥44,726
Estimated fair value	(27)	28	—	1

All of Canon’s long-term debt is fixed rate debt. Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 8 of the Notes to Consolidated Financial Statements.

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign currency exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all such amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign currency exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2013, 2012 and 2011. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥111 million, ¥221 million and ¥457 million for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2013.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2013, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2013	Year ended December 31, 2012
	(Millions of yen)
Audit fees	¥2,444	¥2,194
Audit-related fees	57	25
Tax fees	189	250
All other fees	275	177

Total	¥2,965	¥2,646

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

All other fees include fees billed primarily for services rendered with respect to advisory and training services.

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2013 and 2012.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2013	(Shares)	(Yen)
January 1 - January 31	192	3,297	—	—
February 1 - February 28	507	3,314	—	—
March 1 - March 31	926	3,445	—	—
April 1 - April 30	1,031	3,617	—	—
May 1- May 31	1,656	3,607	—	—
June 1 - June 30	944	3,248	—	—
July 1 - July 31	1,024	3,371	—	—
August 1 - August 31	681	3,106	—	—
September 1- September 30	15,790,848	3,167	15,790,000	—
October 1 - October 31	1,070	3,110	—	—
November 1 - November 30	1,106	3,158	—	—
December 1 - December 31	2,976	3,314	—	—

Notes:

(1)	On September 3, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 18 million shares with an aggregate purchase price of ¥50 billion during the period from September 4, 2013 through November 1, 2013.
(2)	The Company has completed all of its share repurchase plans or programs listed above by December 31, 2013.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2013, the Company purchased 12,961 shares for a total purchase price of 43,179,805 yen upon requests from holders of shares consisting less than one full unit.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

1. Directors

Currently, the Company’s board of directors does not have any director who could be regarded as an “independent director” under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Law of Japan (the “Corporation Law”) does not require Japanese companies with the Audit & Supervisory Board such as the Company, to appoint independent directors as members of the board of directors. The NYSE Corporate Governance Rules require non-management directors of U.S. listed companies to meet at regularly scheduled executive sessions without the presence of management. Unlike the NYSE Corporate Governance Rules, however, the Corporation Law does not require companies to implement an internal corporate organ or committee comprised solely of independent directors. Thus, the Company does not have such internal corporate organ or committee.

The Company currently has two outside directors under the Corporation Law. Under the Corporation Law, an “outside” director is any person who is not, and was not at any time during the past, an executive director (a director who engages in the execution of business), executive officer, manager or employee of the Company or its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Corporation Law), who are unlikely to have any conflicts of interests with the Company’s general shareholders. Each of the outside directors of the Company satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The definition of “independent director/audit & supervisory board member” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees

Under the Corporation Law, the Company may choose to:(i) have an audit committee, nomination committee and compensation committee and abolish the post of the Audit & Supervisory Board Members; or (ii) have the Audit & Supervisory Board. The Company has elected to have the Audit & Supervisory Board, whose duties include monitoring and reviewing the management and reporting the results of these activities to the shareholders or board of directors of the Company. While the NYSE Corporate Governance Rules provide that U.S. listed companies must have an audit committee, nominating committee and compensation committee, each composed entirely of independent directors, the Corporation Law does not require companies to have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

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

3. Audit Committee

The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established the Audit & Supervisory Board shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3. Pursuant to the requirements of the Corporation Law, the shareholders elect the Audit & Supervisory Board Members by resolution of a general meeting of shareholders. The Company currently has five Audit & Supervisory Board Members, although the minimum number of Audit & Supervisory Board Members required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require the Audit & Supervisory Board Members to be Experts in accounting or to have any other area of expertise. Under the Corporation Law, the Audit & Supervisory Board may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the Audit & Supervisory Board Member’s duties. The Audit & Supervisory Board prepares auditors’ reports and may veto a proposal for the nomination of the Audit & Supervisory Board Members, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Corporation Law, the half or more of a company’s Audit & Supervisory Board Members must be “outside” Audit & Supervisory Board Members. These are individuals who are prohibited to have ever been a director, executive officer, manager, or employee of the Company or its subsidiaries. The Company’s current Audit & Supervisory Board Member system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent Audit & Supervisory Board Member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside Audit & Supervisory Board Members” (each of which terms is defined under the Corporation Law) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside Audit & Supervisory Board Members. In addition, all such three outside Audit & Supervisory Board Members are also qualified as independent Audit & Supervisory Board Members under the regulations of the Japanese stock exchanges. The qualifications for an “outside” or “independent” Audit & Supervisory Board Member under the Corporation Law or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 28, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 28, 2014

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2013	2012
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥788,909	¥666,678
Short-term investments (Note 2)	47,914	28,322
Trade receivables, net (Note 3)	608,741	573,375
Inventories (Note 4)	553,773	551,623
Prepaid expenses and other current assets (Notes 6, 11 and 16)	286,605	262,258

Total current assets	2,285,942	2,082,256
Noncurrent receivables (Note 17)	19,276	19,702
Investments (Note 2)	70,358	56,617
Property, plant and equipment, net (Notes 5 and 6)	1,278,730	1,260,364
Intangible assets, net (Note 7)	145,075	135,736
Other assets (Notes 6, 7, 10 and 11)	443,329	400,828

Total assets	¥4,242,710	¥3,955,503

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 8)	¥1,299	¥1,866
Trade payables (Note 9)	307,157	325,235
Accrued income taxes (Note 11)	53,196	60,057
Accrued expenses (Notes 10 and 17)	315,536	291,348
Other current liabilities (Notes 5, 11 and 16)	171,119	165,929

Total current liabilities	848,307	844,435
Long-term debt, excluding current installments (Note 8)	1,448	2,117
Accrued pension and severance cost (Note 10)	229,664	272,131
Other noncurrent liabilities (Note 11)	96,514	82,518

Total liabilities	1,175,933	1,201,201

Commitments and contingent liabilities (Note 17)
Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2013 and 2012	174,762	174,762
Additional paid-in capital	402,029	401,547
Legal reserve (Note 12)	63,091	61,663
Retained earnings (Note 12)	3,212,692	3,138,976
Accumulated other comprehensive income (loss) (Note 13)	(80,646)	(367,249)
Treasury stock, at cost; 196,764,060 shares in 2013 and 180,972,173 shares in 2012	(861,666)	(811,673)

Total Canon Inc. stockholders’ equity	2,910,262	2,598,026
Noncontrolling interests	156,515	156,276

Total equity	3,066,777	2,754,302

Total liabilities and equity	¥4,242,710	¥3,955,503

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Net sales	¥3,731,380	¥3,479,788	¥3,557,433
Cost of sales (Notes 5, 7, 10 and 17)	1,932,959	1,829,822	1,820,670

Gross profit	1,798,421	1,649,966	1,736,763
Operating expenses (Notes 1, 5, 7, 10, 14 and 17):
Selling, general and administrative expenses	1,154,820	1,029,646	1,050,892
Research and development expenses	306,324	296,464	307,800

	1,461,144	1,326,110	1,358,692

Operating profit	337,277	323,856	378,071
Other income (deductions):
Interest and dividend income	6,579	6,792	8,432
Interest expense	(550)	(1,022)	(988)
Other, net (Notes 1, 2, 16 and 19)	4,298	12,931	(10,991)

	10,327	18,701	(3,547)

Income before income taxes	347,604	342,557	374,524
Income taxes (Note 11)	108,088	110,112	120,415

Consolidated net income	239,516	232,445	254,109
Less: Net income attributable to noncontrolling interests	9,033	7,881	5,479

Net income attributable to Canon Inc.	¥230,483	¥224,564	¥248,630

	(Yen)
Net income attributable to Canon Inc. stockholders per share (Note 15):
Basic	¥200.78	¥191.34	¥204.49
Diluted	200.78	191.34	204.48
Cash dividends per share	130.00	130.00	120.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Consolidated net income	¥239,516	¥232,445	¥254,109
Other comprehensive income (loss), net of tax (Note 13):
Foreign currency translation adjustments	251,576	133,735	(54,086)
Net unrealized gains and losses on securities	6,612	3,265	(2,116)
Net gains and losses on derivative instruments	2,056	(4,880)	(449)
Pension liability adjustments	32,669	(12,787)	(38,377)

	292,913	119,333	(95,028)

Comprehensive income	532,429	351,778	159,081
Less: Comprehensive income attributable to noncontrolling interests	14,688	10,824	1,765

Comprehensive income attributable to Canon Inc.	¥517,741	¥340,954	¥157,316

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637
Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfer to legal reserve			1,074	(1,074)			—		—
Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax (Note 13):
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)

Total comprehensive income							157,316	1,765	159,081

Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)

Balance at December 31, 2011	174,762	401,572	59,004	3,059,298	(481,773)	(661,731)	2,551,132	162,535	2,713,667
Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)
Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)
Dividends paid to noncontrolling interests								(3,492)	(3,492)
Transfer to legal reserve			2,659	(2,659)			—		—
Comprehensive income:
Net income				224,564			224,564	7,881	232,445
Other comprehensive income (loss), net of tax (Note 13):
Foreign currency translation adjustments					132,704		132,704	1,031	133,735
Net unrealized gains and losses on securities					3,148		3,148	117	3,265
Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)
Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)

Total comprehensive income							340,954	10,824	351,778

Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)

Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302
Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)
Dividends to Canon Inc. stockholders				(155,627)			(155,627)		(155,627)
Dividends to noncontrolling interests								(3,267)	(3,267)
Transfer to legal reserve			1,428	(1,428)			—		—
Comprehensive income:
Net income				230,483			230,483	9,033	239,516
Other comprehensive income, net of tax (Note 13):
Foreign currency translation adjustments					249,791		249,791	1,785	251,576
Net unrealized gains and losses on securities					6,097		6,097	515	6,612
Net gains and losses on derivative instruments					2,056		2,056	—	2,056
Pension liability adjustments					29,314		29,314	3,355	32,669

Total comprehensive income							517,741	14,688	532,429

Repurchase of treasury stock, net		(7)		(7)		(49,993)	(50,007)		(50,007)

Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥3,066,777

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥239,516	¥232,445	¥254,109
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	275,173	258,133	261,343
Loss on disposal of fixed assets	10,638	11,242	8,937
Impairment loss of fixed assets	—	7	598
Impairment loss of investments	39	1,527	8,130
Equity in (earnings) losses of affiliated companies	664	(610)	7,368
Deferred income taxes	16,791	7,487	29,129
Decrease in trade receivables	45,040	5,030	9,991
(Increase) decrease in inventories	85,577	(24,805)	(109,983)
Increase (decrease) in trade payables	(108,622)	(102,293)	35,766
Increase (decrease) in accrued income taxes	(9,432)	12,427	(25,653)
Increase (decrease) in accrued expenses	(15,635)	(30,089)	8,938
Increase (decrease) in accrued (prepaid) pension and severance cost	(15,568)	5,515	(2,315)
Other, net	(16,539)	8,061	(16,796)

Net cash provided by operating activities	507,642	384,077	469,562
Cash flows from investing activities:

Purchases of fixed assets (Note 5)	(233,175)	(316,211)	(238,129)
Proceeds from sale of fixed assets (Note 5)	1,763	4,861	3,273
Purchases of available-for-sale securities	(5,771)	(417)	(2,160)
Proceeds from sale and maturity of available-for-sale securities	4,528	344	1,934
(Increase) decrease in time deposits, net	(12,483)	103,137	(34,111)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)	29
Purchases of other investments	(296)	(796)	(373)
Other, net	136	(2,954)	12,994

Net cash used in investing activities	(250,212)	(212,740)	(256,543)
Cash flows from financing activities:

Proceeds from issuance of long-term debt	1,483	614	725
Repayments of long-term debt	(2,334)	(3,732)	(4,670)
Increase (decrease) in short-term loans, net	(547)	(5,055)	2,466
Dividends paid	(155,627)	(142,362)	(152,784)
Repurchases of treasury stock, net	(50,007)	(149,968)	(99,766)
Other, net	(15,149)	(19,236)	(3,484)

Net cash used in financing activities	(222,181)	(319,739)	(257,513)
Effect of exchange rate changes on cash and cash equivalents	86,982	41,853	(22,858)

Net change in cash and cash equivalents	122,231	(106,549)	(67,352)
Cash and cash equivalents at beginning of year	666,678	773,227	840,579

Cash and cash equivalents at end of year	¥788,909	¥666,678	¥773,227

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	¥500	¥1,084	¥914
Income taxes	108,950	98,096	120,696

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Industry and other products consist mainly of semiconductor lithography equipment, flat panel display (“FPD”) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Canon’s consolidated net sales for the years ended December 31, 2013, 2012 and 2011 were distributed as follows: the Office Business Unit 53.6%, 50.5% and 53.9%, the Imaging System Business Unit 38.8%, 40.4% and 36.9%, the Industry and Others Business Unit 10.0%, 11.7% and 11.8%, and elimination between segments 2.4%, 2.6% and 2.6%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 20.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 80.8%, 79.3% and 80.5% of consolidated net sales for the years ended December 31, 2013, 2012 and 2011 were generated outside Japan, with 28.4%, 27.0% and 27.0% in the Americas, 30.1%, 29.1% and 31.3% in Europe, and 22.3%, 23.2% and 22.2% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted 17.6%, 17.0% and 19.3% of consolidated net sales for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 28 plants in Japan and 18 overseas plants which are located in countries or regions such as the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and Philippines.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses was a net loss of ¥1,992 million for the year ended December 31, 2013, a net gain of ¥9,130 million for the year ended December 31, 2012 and a net loss of ¥3,287 million for the year ended December 31, 2011, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥183,078 million and ¥141,729 million at December 31, 2013 and 2012, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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

Available-for-sale securities are recorded at fair value. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of accumulated other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts.

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

Long-lived assets, such as property, plant and equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset and the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When equipment leases are bundled with product maintenance contracts, revenue is allocated based upon the estimated relative fair value of the lease and non-lease deliverables. Lease deliverables generally include equipment, financing and executory costs, while non-lease deliverables generally consist of product maintenance contracts and supplies.

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

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. Canon regularly adjusts its estimates each period in the ordinary course of establishing sales incentive program accruals based on current information. During the year ended December 31, 2012, Canon revised its estimates for sales incentive program accruals based on new information which was not available at the time that the accrual was established due to unique circumstances, such as the earthquake in Japan and the flooding in Thailand that occurred in 2011 as well as a recent shift in usage of incentive programs from mail-in rebates to instant rebates. This change in estimate caused an increase in net income attributable to Canon Inc. of ¥10,785 million, and an increase in basic and diluted net income attributable to Canon Inc. stockholders per share of ¥9.19 each. During the years ended December 31, 2013 and 2011, such adjustments were not significant. Canon also provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥86,398 million, ¥83,134 million and ¥81,232 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥47,460 million, ¥38,499 million and ¥43,308 million for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In February 2013, the FASB issued an amendment which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. Canon adopted this amended guidance from the quarter beginning January 1, 2013. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 13 of the Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2013 and 2012 were as follows:

	December 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	¥338	¥—	¥31	¥307
Corporate bonds	491	16	26	481
Fund trusts	68	—	—	68
Equity securities	18,112	16,450	26	34,536

	¥19,009	¥16,466	¥83	¥35,392

	December 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	¥30	¥—	¥—	¥30

Noncurrent:
Government bonds	¥181	¥—	¥—	¥181
Corporate bonds	590	—	30	560
Fund trusts	1,192	43	1	1,234
Equity securities	14,866	7,033	564	21,335

	¥16,829	¥7,076	¥595	¥23,310

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at December 31, 2013:

	Cost	Fair value
	(Millions of yen)
Due within one year	¥—	¥—
Due after one year through five years	10	10
Due after five years	819	778

	¥829	¥788

Gross realized gains were ¥2,360 million, ¥238 million and ¥204 million for the years ended December 31, 2013, 2012 and 2011, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥2 million, ¥1,545 million and ¥4,281 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

At December 31, 2013, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥47,914 million and ¥28,292 million at December 31, 2013 and 2012, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,794 million and ¥14,808 million at December 31, 2013 and 2012, respectively. These investments were not evaluated for impairment at December 31, 2013 and 2012, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥18,937 million and ¥17,345 million at December 31, 2013 and 2012, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were losses of ¥664 million, earnings of ¥610 million and losses of ¥7,368 million for the years ended December 31, 2013, 2012 and 2011, respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2013	2012
	(Millions of yen)
Notes	¥15,461	¥17,207
Accounts	606,010	569,138

	621,471	586,345
Less allowance for doubtful receivables	(12,730)	(12,970)

	¥608,741	¥573,375

4.	Inventories

Inventories are summarized as follows:

	December 31
	2013	2012
	(Millions of yen)
Finished goods	¥406,443	¥391,194
Work in process	128,120	139,923
Raw materials	19,210	20,506

	¥553,773	¥551,623

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2013	2012
	(Millions of yen)
Land	¥282,484	¥272,233
Buildings	1,570,024	1,447,838
Machinery and equipment	1,736,107	1,586,827
Construction in progress	73,645	112,919

	3,662,260	3,419,817
Less accumulated depreciation	(2,383,530)	(2,159,453)

	¥1,278,730	¥1,260,364

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 were ¥223,158 million, ¥211,973 million and ¥210,179 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥33,585 million and ¥38,893 million at December 31, 2013 and 2012, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2013	2012
	(Millions of yen)
Total minimum lease payments receivable	¥278,621	¥231,221
Unguaranteed residual values	9,566	8,863
Executory costs	(2,184)	(2,598)
Unearned income	(29,875)	(27,521)

	256,128	209,965
Less allowance for credit losses	(7,323)	(6,908)

	248,805	203,057
Less current portion	(91,025)	(74,168)

	¥157,780	¥128,889

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2013	2012
	(Millions of yen)
Balance at beginning of year	¥6,908	¥7,039
Charge-offs	(1,278)	(1,304)
Provision	212	1,922
Other	1,481	(749)

Balance at end of year	¥7,323	¥6,908

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2013 and 2012 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2013 and 2012 was ¥103,403 million and ¥80,186 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2013 and 2012 was ¥78,821 million and ¥58,433 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2013.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2014	¥109,408	¥7,639
2015	82,900	4,154
2016	51,963	2,148
2017	25,423	1,070
2018	8,427	309
Thereafter	500	419

	¥278,621	¥15,739

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the years ended December 31, 2013 and 2012 totaled ¥42,630 million and ¥34,196 million, which primarily consist of software of ¥37,419 million and ¥33,985 million, respectively. The weighted average amortization periods for intangible assets in total acquired during the years ended December 31, 2013 and 2012 are approximately 4 years. The weighted average amortization periods for software acquired during the years ended December 31, 2013 and 2012 are approximately 4 years.

The components of intangible assets subject to amortization at December 31, 2013 and 2012 were as follows:

	December 31, 2013		December 31, 2012
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	¥271,425	¥167,411	¥225,894	¥131,875
Customer relationships	50,792	39,957	39,615	26,938
Patented technologies	29,067	24,027	25,900	19,028
License fees	13,194	7,902	20,142	14,573
Other	32,319	16,094	22,776	9,382

	¥396,797	¥255,391	¥334,327	¥201,796

Aggregate amortization expense for the years ended December 31, 2013, 2012 and 2011 was ¥52,015 million, ¥46,160 million and ¥51,164 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥46,573 million in 2014, ¥31,898 million in 2015, ¥21,241 million in 2016, ¥12,464 million in 2017, and ¥7,371 million in 2018.

Intangible assets not subject to amortization other than goodwill at December 31, 2013 and 2012 were not significant.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment, which is included in other assets in the consolidated balance sheets, for the years ended December 31, 2013 and 2012 were as follows:

	Year ended December 31, 2013
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥111,348	¥12,674	¥6,821	¥130,843
Goodwill acquired during the year	4,083	—	—	4,083
Translation adjustments and other	23,981	1,203	1,530	26,714

Balance at end of year	¥139,412	¥13,877	¥8,351	¥161,640

	Year ended December 31, 2012
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥102,060	¥12,088	¥4,873	¥119,021
Goodwill acquired during the year	—	—	961	961
Translation adjustments and other	9,288	586	987	10,861

Balance at end of year	¥111,348	¥12,674	¥6,821	¥130,843

8.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2013 and 2012 were ¥54 million and ¥319 million, respectively. The weighted average interest rates on short-term loans outstanding at December 31, 2013 and 2012 were 3.75% and 4.00%, respectively.

Long-term debt consisted of the following:

	December 31
	2013	2012
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2024; bearing weighted average interest of 1.15% and 1.94% at December 31, 2013 and 2012, respectively	¥211	¥132
Capital lease obligations	2,482	3,532

	2,693	3,664
Less current portion	(1,245)	(1,547)

	¥1,448	¥2,117

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Short-Term Loans and Long-Term Debt (continued)

The aggregate annual maturities of long-term debt outstanding at December 31, 2013 were as follows:

(Millions of yen)
Year ending December 31:
2014	¥1,245
2015	880
2016	319
2017	171
2018	48
Thereafter	30

¥2,693

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

9.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2013	2012
	(Millions of yen)
Notes	¥8,005	¥11,971
Accounts	299,152	313,264

	¥307,157	¥325,235

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

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2013, 2012 and 2011 were ¥14,383 million, ¥13,021 million and ¥12,511 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥651,520	¥626,924	¥364,609	¥262,130
Service cost	26,005	25,738	9,448	5,884
Interest cost	11,655	11,788	14,299	13,176
Plan participants’ contributions	—	—	2,617	2,315
Actuarial loss	14,959	6,049	8,981	45,145
Benefits paid	(19,297)	(18,979)	(9,415)	(10,407)
Curtailments and settlements	—	—	(2,868)	—

Foreign currency exchange rate changes	—	—	98,901	46,366

Benefit obligations at end of year	684,842	651,520	486,572	364,609
Change in plan assets:
Fair value of plan assets at beginning of year	495,452	448,736	249,534	192,033
Actual return on plan assets	84,382	41,593	20,640	25,290
Employer contributions	19,810	22,589	28,705	7,832
Plan participants’ contributions	—	—	2,617	2,315
Benefits paid	(17,648)	(17,466)	(9,106)	(9,825)
Settlements	—	—	(2,656)	—

Foreign currency exchange rate changes	—	—	70,793	31,889

Fair value of plan assets at end of year	581,996	495,452	360,527	249,534

Funded status at end of year	¥(102,846)	¥(156,068)	¥(126,045)	¥(115,075)

Amounts recognized in the consolidated balance sheets at December 31, 2013 and 2012 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
	(Millions of yen)		(Millions of yen)
Other assets	¥559	¥—	¥1,106	¥1,371
Accrued expenses	—	—	(892)	(383)
Accrued pension and severance cost	(103,405)	(156,068)	(126,259)	(116,063)

	¥(102,846)	¥(156,068)	¥(126,045)	¥(115,075)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2013 and 2012 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
	(Millions of yen)		(Millions of yen)
Actuarial loss	¥186,052	¥253,748	¥50,344	¥50,417
Prior service credit	(105,327)	(117,633)	(118)	(261)

	¥80,725	¥136,115	¥50,226	¥50,156

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	¥631,887	¥620,589	¥464,195	¥328,736

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥676,308	¥651,520	¥485,466	¥360,742
Fair value of plan assets	572,903	495,452	358,315	244,296
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥611,602	¥615,551	¥463,089	¥324,869
Fair value of plan assets	560,093	489,929	358,315	244,296

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2013, 2012 and 2011 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2013	2012	2011	2013	2012	2011
	(Millions of yen)			(Millions of yen)
Service cost	¥26,005	¥25,738	¥25,875	¥9,448	¥5,884	¥5,756
Interest cost	11,655	11,788	12,354	14,299	13,176	12,748
Expected return on plan assets	(15,273)	(13,791)	(16,485)	(13,949)	(11,806)	(12,112)
Amortization of net transition obligation	—	—	722	—	—	—
Amortization of prior service credit	(12,306)	(13,079)	(13,674)	(143)	(116)	(93)
Amortization of actuarial loss	13,546	16,277	14,462	2,005	1,351	621
Loss on curtailments and settlements	—	—	—	146	—	—

	¥23,627	¥26,933	¥23,254	¥11,806	¥8,489	¥6,920

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2013	2012	2011	2013	2012	2011
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	¥(54,150)	¥(21,753)	¥48,615	¥2,290	¥31,661	¥13,649
Amortization of actuarial loss	(13,546)	(16,277)	(14,462)	(2,005)	(1,351)	(621)
Prior service credit due to amendments	—	—	(1,913)	—	—	—
Amortization of prior service credit	12,306	13,079	13,674	143	116	93
Amortization of net transition obligation	—	—	(722)	—	—	—
Curtailments and settlements	—	—	—	(358)	—	—

	¥(55,390)	¥(24,951)	¥45,192	¥70	¥30,426	¥13,121

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	¥(12,801)	¥(51)
Actuarial loss	9,989	1,800

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2013	2012	2013	2012
Discount rate	1.6%	1.8%	3.8%	3.6%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.3%	2.2%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2013	2012	2011	2013	2012	2011
Discount rate	1.8%	1.9%	2.1%	3.6%	4.6%	4.9%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.2%	2.4%	2.9%
Expected long-term rate of return on plan assets	3.1%	3.1%	3.6%	5.2%	5.4%	5.7%

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

Canon’s model portfolio for Japanese plans consists of three major components: approximately 20% is invested in equity securities, approximately 55% is invested in debt securities, and approximately 25% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 30% is invested in equity securities, approximately 50% is invested in debt securities, and approximately 20% is invested in other investment vehicles, primarily consisting of investments in real estate assets.

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

The three levels of input used to measure fair value are more fully described in Note 19. The fair values of Canon’s pension plan assets at December 31, 2013 and 2012, by asset category, are as follows:

	December 31, 2013
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥51,159	¥—	¥—	¥51,159	¥—	¥—	¥—	¥—
Foreign companies	10,347	—	—	10,347	43,681	—	—	43,681
Pooled funds (b)	—	145,417	—	145,417	—	104,933	—	104,933
Debt securities:
Government bonds (c)	124,800	—	—	124,800	44,192	—	—	44,192
Municipal bonds	—	1,027	—	1,027	—	2,246	—	2,246
Corporate bonds	—	10,543	—	10,543	—	32,921	—	32,921
Pooled funds (d)	—	101,583	—	101,583	—	57,518	—	57,518
Mortgage backed securities (and other asset backed securities)	—	9,569	—	9,569	—	5,098	—	5,098
Life insurance company general accounts	—	109,097	—	109,097	—	15,420	—	15,420
Other assets	—	17,636	818	18,454	—	54,518	—	54,518

	¥186,306	¥394,872	¥818	¥581,996	¥87,873	¥272,654	¥—	¥360,527

	December 31, 2012
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥34,387	¥—	¥—	¥34,387	¥—	¥—	¥—	¥—
Foreign companies	6,560	—	—	6,560	13,149	—	—	13,149
Pooled funds (f)	—	99,631	—	99,631	—	60,142	—	60,142
Debt securities:
Government bonds (g)	20,301	—	—	20,301	4,345	—	—	4,345
Municipal bonds	—	1,064	—	1,064	—	21	—	21
Corporate bonds	—	8,425	—	8,425	—	—	—	—
Pooled funds (h)	—	192,386	—	192,386	—	128,647	—	128,647
Mortgage backed securities (and other asset backed securities)	—	8,400	—	8,400	—	236	—	236
Life insurance company general accounts	—	113,179	—	113,179	—	1,857	—	1,857
Other assets	—	9,813	1,306	11,119	—	41,137	—	41,137

	¥61,248	¥432,898	¥1,306	¥495,452	¥17,494	¥232,040	¥—	¥249,534

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥572 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

(b)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 30% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 85% foreign government bonds and 15% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥565 million.
(f)	These funds invest in listed equity securities consisting of approximately 20% Japanese companies and 80% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 30% Japanese government bonds and 70% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 65% Japanese government bonds, 25% foreign government bonds, 5% Japanese municipal bonds, and 5% corporate bonds for Japanese plans. These funds invest in approximately 30% foreign government bonds and 70% corporate bonds for foreign plans.

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

The fair value of Level 3 assets, consisting of hedge funds, was ¥818 million and ¥1,306 million at December 31, 2013 and 2012, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2013 and 2012 were not significant.

Contributions

Canon expects to contribute ¥13,589 million to its Japanese defined benefit pension plans and ¥7,060 million to its foreign defined benefit pension plans for the year ending December 31, 2014.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2014	¥16,846	¥11,782
2015	18,489	11,417
2016	20,242	12,144
2017	21,713	12,713
2018	23,688	13,322
2019 – 2023	153,224	78,655

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2013
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥251,351	¥96,253	¥347,604

Income taxes:
Current	¥75,134	¥16,163	¥91,297
Deferred	4,005	12,786	16,791

	¥79,139	¥28,949	¥108,088

	Year ended December 31, 2012
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥257,640	¥84,917	¥342,557

Income taxes:
Current	¥73,573	¥29,052	¥102,625
Deferred	13,900	(6,413)	7,487

	¥87,473	¥22,639	¥110,112

	Year ended December 31, 2011
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥287,592	¥86,932	¥374,524

Income taxes:
Current	¥67,671	¥23,615	¥91,286
Deferred	21,047	8,082	29,129

	¥88,718	¥31,697	¥120,415

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 38% for the year ended December 31, 2013 and approximately 40% for the years ended December 31, 2012 and 2011, respectively.

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate has been reduced from approximately 40% to 38% effective from the year ended December 31, 2013, and will be reduced to approximately 35% effective from the year ending December 31, 2016. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities which were or are expected to be settled or realized in the period from January 1, 2013 to December 31, 2015 is approximately 38% and for periods subsequent to December 31, 2015 the rate is approximately 35%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to ¥6,599 million and were reflected in income taxes in the consolidated statement of income for the year ended December 31, 2011.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2013	2012	2011
Japanese statutory income tax rate	38.0%	40.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.9	0.8	0.6
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.3)	(4.3)	(4.3)
Tax credit for research and development expenses	(5.4)	(5.7)	(3.9)
Change in valuation allowance	0.2	(1.7)	(0.5)
Effect of enacted changes in tax laws and rates on Japanese tax	—	—	1.8
Other	0.7	3.0	(1.5)

Effective income tax rate	31.1%	32.1%	32.2%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2013	2012
	(Millions of yen)
Prepaid expenses and other current assets	¥61,902	¥62,358
Other assets	103,539	121,934
Other current liabilities	(3,621)	(2,662)
Other noncurrent liabilities	(63,129)	(44,712)

	¥98,691	¥136,918

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	December 31
	2013	2012
	(Millions of yen)
Deferred tax assets:
Inventories	¥12,988	¥13,040
Accrued business tax	4,448	4,754
Accrued pension and severance cost	59,964	86,442
Research and development – costs capitalized for tax purposes	10,978	12,658
Property, plant and equipment	26,626	28,780
Accrued expenses	37,153	36,528
Net operating losses carried forward	38,439	32,494
Other	44,482	41,366

	235,078	256,062
Less valuation allowance	(35,055)	(32,167)

Total deferred tax assets	200,023	223,895

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(10,876)	(8,235)
Net unrealized gains on securities	(5,740)	(2,437)
Tax deductible reserve	(6,160)	(6,417)
Financing lease revenue	(50,605)	(41,417)
Prepaid pension and severance cost	(671)	(1,073)
Other	(27,280)	(27,398)

Total deferred tax liabilities	(101,332)	(86,977)

Net deferred tax assets	¥98,691	¥136,918

The net changes in the total valuation allowance were an increase of ¥2,888 million for the year ended December 31, 2013, and decreases of ¥1,621 million and ¥1,519 million for the years ended December 31, 2012 and 2011, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2013.

At December 31, 2013, Canon had net operating losses which can be carried forward for income tax purposes of ¥167,138 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	¥1,453
After one year through five years	23,656
After five years through ten years	46,346
After ten years through twenty years	62,054
Indefinite period	33,629

Total	¥167,138

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥29,833 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2013 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2013, such undistributed earnings of these subsidiaries were ¥939,460 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Balance at beginning of year	¥7,711	¥2,933	¥6,035
Additions for tax positions of the current year	312	869	149
Additions for tax positions of prior years	388	4,903	431
Reductions for tax positions of prior years	(3,141)	(1,546)	(2,139)
Settlements with tax authorities	(347)	(41)	(1,264)
Other	1,278	593	(279)

Balance at end of year	¥6,201	¥7,711	¥2,933

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥6,201 million and ¥7,711 million at December 31, 2013 and 2012, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future period. Based on each of the items of which Canon is aware at December 31, 2013, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2013 and 2012, and interest and penalties included in income taxes for the years ended December 31, 2013, 2012 and 2011 are not significant.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2012. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2006. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2006 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in major foreign tax jurisdictions.

12.	Legal Reserve and Retained Earnings

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Legal Reserve and Retained Earnings (continued)

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2013, 2012 and 2011 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2013 did not reflect current year-end dividends in the amount of ¥73,905 million which were approved by the stockholders in March 2014.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,055,590 million at December 31, 2013.

Retained earnings at December 31, 2013 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥16,423 million.

13.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2012 and 2011 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2010	¥(325,612)	¥3,020	¥917	¥(68,784)	¥(390,459)
Adjustments for the year	(53,251)	(2,017)	(462)	(35,584)	(91,314)

Balance at December 31, 2011	(378,863)	1,003	455	(104,368)	(481,773)
Adjustments for the year	131,129	3,143	(4,917)	(14,831)	114,524

Balance at December 31, 2012	¥(247,734)	¥4,146	¥(4,462)	¥(119,199)	¥(367,249)

Changes in accumulated other comprehensive income (loss) for the year ended December 31, 2013 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2012	¥(247,734)	¥4,146	¥(4,462)	¥(119,199)	¥(367,249)
Equity transaction with noncontrolling interests and other	(323)	(1)	(2)	(329)	(655)
Other comprehensive income(loss) before reclassifications	249,791	7,449	(7,551)	27,153	276,842
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,352)	9,607	2,161	10,416

Net change during the year	249,468	6,096	2,054	28,985	286,603

Balance at December 31, 2013	¥1,734	¥10,242	¥(2,408)	¥(90,214)	¥(80,646)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) at December 31, 2013 are as follows:

Year ended December 31, 2013
	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
(Millions of yen)
Unrealized gains and losses on securities	¥(2,358)	Other, net
	613	Income taxes

	(1,745)	Consolidated net income
	393	Net income attributable to noncontrolling interests

	(1,352)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	15,387	Other, net
	(5,780)	Income taxes

	9,607	Consolidated net income
	—	Net income attributable to noncontrolling interests

	9,607	Net income attributable to Canon Inc.

Pension liability adjustments	3,460	See Note 10
	(1,037)	Income taxes

	2,423	Consolidated net income
	(262)	Net income attributable to noncontrolling interests

	2,161	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	¥10,416

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2013:
Foreign currency translation adjustments	¥253,707	¥(2,131)	¥251,576
Net unrealized gains and losses on securities:
Amount arising during the year	12,669	(4,312)	8,357
Reclassification adjustments for gains and losses realized in net income	(2,358)	613	(1,745)

Net change during the year	10,311	(3,699)	6,612
Net gains and losses on derivative instruments:
Amount arising during the year	(12,145)	4,594	(7,551)
Reclassification adjustments for gains and losses realized in net income	15,387	(5,780)	9,607

Net change during the year	3,242	(1,186)	2,056
Pension liability adjustments:
Amount arising during the year	51,860	(21,614)	30,246
Reclassification adjustments for gains and losses realized in net income	3,460	(1,037)	2,423

Net change during the year	55,320	(22,651)	32,669

Other comprehensive income (loss)	¥322,580	¥(29,667)	¥292,913

2012:
Foreign currency translation adjustments	¥134,930	¥(1,195)	¥133,735
Net unrealized gains and losses on securities:
Amount arising during the year	3,418	(1,004)	2,414
Reclassification adjustments for gains and losses realized in net income	1,307	(456)	851

Net change during the year	4,725	(1,460)	3,265
Net gains and losses on derivative instruments:
Amount arising during the year	(10,647)	4,041	(6,606)
Reclassification adjustments for gains and losses realized in net income	2,440	(714)	1,726

Net change during the year	(8,207)	3,327	(4,880)
Pension liability adjustments:
Amount arising during the year	(13,888)	(1,738)	(15,626)
Reclassification adjustments for gains and losses realized in net income	4,433	(1,594)	2,839

Net change during the year	(9,455)	(3,332)	(12,787)

Other comprehensive income (loss)	¥121,993	¥(2,660)	¥119,333

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2011:
Foreign currency translation adjustments	¥(53,839)	¥(247)	¥(54,086)
Net unrealized gains and losses on securities:
Amount arising during the year	(7,571)	3,010	(4,561)
Reclassification adjustments for gains and losses realized in net income	4,077	(1,632)	2,445

Net change during the year	(3,494)	1,378	(2,116)
Net gains and losses on derivative instruments:
Amount arising during the year	4,221	(1,708)	2,513
Reclassification adjustments for gains and losses realized in net income	(5,006)	2,044	(2,962)

Net change during the year	(785)	336	(449)
Pension liability adjustments:
Amount arising during the year	(59,928)	20,252	(39,676)
Reclassification adjustments for gains and losses realized in net income	2,038	(739)	1,299

Net change during the year	(57,890)	19,513	(38,377)

Other comprehensive income (loss)	¥(116,008)	¥20,980	¥(95,028)

14.	Stock-Based Compensation

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Stock-Based Compensation (continued)

The compensation cost recognized for these stock options for the years ended December 31, 2013, 2012 and 2011 was ¥95 million, ¥364 million and ¥748 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model that incorporates the assumptions presented below:

Year ended December 31, 2011
Expected term of option (in years)	4.0
Expected volatility	36.44%
Dividend yield	3.16%
Risk-free interest rate	0.44%

A summary of option activity under the stock option plans as of and for the years ended December 31, 2013, 2012 and 2011 is presented below:

	Shares	Weighted–average exercise price	Weighted–average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2011	2,220,000	¥4,354	2.5	¥722
Granted	912,000	3,990
Exercised	(65,800)	3,287
Forfeited	(24,000)	4,282

Outstanding at December 31, 2011	3,042,200	4,268	2.0	88
Exercised	(10,800)	3,287
Forfeited	(305,000)	4,493

Outstanding at December 31, 2012	2,726,400	4,247	1.6	37
Exercised	(8,600)	3,287
Forfeited	(60,400)	4,461

Outstanding at December 31, 2013	2,657,400	¥4,245	1.0	¥28

Exercisable at December 31, 2013	2,657,400	¥4,245	1.0	¥28

At December 31, 2013, all outstanding option awards were vested.

A summary of the status of the Company’s nonvested shares at December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Year ended December 31, 2013
	Shares	Weighted-average grant-date fair value
		(Yen)
Nonvested at beginning of year	738,000	¥772
Vested	(738,000)	772
Forfeited	—	—

Nonvested at end of year	—	—

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Stock-Based Compensation (continued)

The total fair value of shares vested during the years ended December 31, 2013, 2012 and 2011 was ¥570 million, ¥848 million and ¥547 million, respectively. Cash received from the exercise of stock options for the years ended December 31, 2013, 2012 and 2011 was ¥28 million, ¥35 million and ¥216 million, respectively.

15.	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Net income attributable to Canon Inc.	¥230,483	¥224,564	¥248,630

	(Number of shares)
Average common shares outstanding	1,147,933,835	1,173,647,835	1,215,832,419
Effect of dilutive securities:
Stock options	8,466	20,574	60,552

Diluted common shares outstanding	1,147,942,301	1,173,668,409	1,215,892,971

	(Yen)
Net income attributable to Canon Inc. stockholders per share:
Basic	¥200.78	¥191.34	¥204.49
Diluted	200.78	191.34	204.48

The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2013, 2012 and 2011 excludes certain outstanding stock options because the effect would be anti-dilutive.

16.	Derivatives and Hedging Activities

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Derivatives and Hedging Activities (continued)

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

Contract amounts of foreign exchange contracts at December 31, 2013 and 2012 are set forth below:

	December 31
	2013	2012
	(Millions of yen)
To sell foreign currencies	¥374,699	¥420,272
To buy foreign currencies	44,726	66,563

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2013 and 2012.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2013	2012
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥44	¥443
Liabilities:
Foreign exchange contracts	Other current liabilities	2,267	4,472

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Derivatives and Hedging Activities (continued)

Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2013	2012
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥210	¥388
Liabilities:
Foreign exchange contracts	Other current liabilities	12,678	21,021

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2013:
Foreign exchange contracts	¥3,242	Other, net	¥(15,387)	Other, net	¥(111)
2012:
Foreign exchange contracts	(8,207)	Other, net	(2,440)	Other, net	(221)
2011:
Foreign exchange contracts	(785)	Other, net	5,006	Other, net	(457)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2013	2012	2011
		(Millions of yen)
Foreign exchange contracts	Other, net	¥(61,787)	¥(30,602)	¥11,168

17.	Commitments and Contingent Liabilities

Commitments

At December 31, 2013, commitments outstanding for the purchase of property, plant and equipment approximated ¥26,218 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥73,914 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,448 million and ¥13,313 million at December 31, 2013

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities (continued)

and 2012, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥44,562 million, ¥40,273 million and ¥38,167 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2013 are as follows:

(Millions of yen)
Year ending December 31:
2014	¥28,523
2015	20,337
2016	17,578
2017	10,046
2018	6,400
Thereafter	13,180

Total future minimum lease payments	¥96,064

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥12,315 million at December 31, 2013. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2013 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended December 31, 2013 and 2012 are summarized as follows:

	Years ended December 31
	2013	2012
	(Millions of yen)
Balance at beginning of year	¥12,163	¥11,691
Addition	13,467	13,553
Utilization	(12,922)	(12,503)
Other	(1,818)	(578)

Balance at end of year	¥10,890	¥12,163

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Commitments and Contingent Liabilities (continued)

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

18.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2013 and 2012 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2013		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	¥(2,693)	¥(2,693)	¥(3,664)	¥(3,654)
Foreign exchange contracts:
Assets	254	254	831	831
Liabilities	(14,945)	(14,945)	(25,493)	(25,493)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 19.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

Concentrations of credit risk

At December 31, 2013 and 2012, one customer accounted for approximately 15% and 18% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

19.	Fair Value Measurements

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2013 and 2012.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥183,078	¥—	¥183,078
Available-for-sale (noncurrent):
Government bonds	307	—	—	307
Corporate bonds	—	141	340	481
Fund trusts	11	57	—	68
Equity securities	34,536	—	—	34,536
Derivatives	—	254	—	254

Total assets	¥34,854	¥183,530	¥340	¥218,724

Liabilities:
Derivatives	¥—	¥14,945	¥—	¥14,945

Total liabilities	¥—	¥14,945	¥—	¥14,945

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Fair Value Measurements (continued)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥141,729	¥—	¥141,729
Available-for-sale (current):
Corporate bonds	30	—	—	30
Available-for-sale (noncurrent):
Government bonds	181	—	—	181
Corporate bonds	—	116	444	560
Fund trusts	159	1,075	—	1,234
Equity securities	21,335	—	—	21,335
Derivatives	—	831	—	831

Total assets	¥21,705	¥143,751	¥444	¥165,900

Liabilities:
Derivatives	¥—	¥25,493	¥—	¥25,493

Total liabilities	¥—	¥25,493	¥—	¥25,493

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2013 and 2012.

	Years ended December 31
	2013	2012
	(Millions of yen)
Balance at beginning of year	¥444	¥454
Total gains or losses (realized or unrealized):
Included in earnings	1	3
Included in other comprehensive income (loss)	36	2
Purchases, issuances, and settlements	(141)	(15)

Balance at end of year	¥340	¥444

Gains and losses included in earnings are mainly related to corporate bonds still held at December 31, 2013 and 2012, and are reported in “Other, net” in the consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

During the years ended December 31, 2013 and 2012, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

20.	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / Flat panel display (FPD) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors /Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:
Net sales:
External customers	¥1,993,898	¥1,448,186	¥289,296	¥—	¥3,731,380
Intersegment	6,175	752	85,574	(92,501)	—

Total	2,000,073	1,448,938	374,870	(92,501)	3,731,380
Operating cost and expenses	1,733,165	1,245,144	400,201	15,593	3,394,103

Operating profit(loss)	¥266,908	¥203,794	¥(25,331)	¥(108,094)	¥337,277

Total assets	¥954,803	¥584,856	¥328,202	¥2,374,849	¥4,242,710
Depreciation and amortization	88,344	56,564	37,072	93,193	275,173
Capital expenditures	54,644	44,112	27,040	101,682	227,478

2012:
Net sales:
External customers	¥1,751,960	¥1,404,394	¥323,434	¥—	¥3,479,788
Intersegment	5,615	1,577	84,406	(91,598)	—

Total	1,757,575	1,405,971	407,840	(91,598)	3,479,788
Operating cost and expenses	1,553,997	1,195,653	401,930	4,352	3,155,932

Operating profit	¥203,578	¥210,318	¥5,910	¥(95,950)	¥323,856

Total assets	¥927,543	¥614,328	¥337,899	¥2,075,733	¥3,955,503
Depreciation and amortization	77,660	53,664	34,264	92,545	258,133
Capital expenditures	58,402	58,142	44,086	146,031	306,661

2011:
Net sales:
External customers	¥1,912,112	¥1,311,023	¥334,298	¥—	¥3,557,433
Intersegment	5,831	1,021	86,565	(93,417)	—

Total	1,917,943	1,312,044	420,863	(93,417)	3,557,433
Operating cost and expenses	1,658,678	1,100,750	396,563	23,371	3,179,362

Operating profit	¥259,265	¥211,294	¥24,300	¥(116,788)	¥378,071

Total assets	¥907,433	¥452,809	¥362,638	¥2,207,847	¥3,930,727
Depreciation and amortization	93,196	45,609	29,685	92,853	261,343
Capital expenditures	53,888	48,192	37,648	122,753	262,481

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and cash equivalents, investments, deferred tax assets, goodwill and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis. In 2013, based on the realignment of Canon’s internal reporting structure, certain financial assets have been transferred from Corporate to the Office Business Unit. Corresponding amounts of total assets as of December 31, 2012 and 2011 have been reclassified to conform with the current year presentation.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Segment Information (continued)

Information about product sales to external customers by business unit for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Years ended December 31
	2013	2012	2011
	(Millions of yen)
Office
Monochrome copiers	¥312,973	¥274,021	¥276,225
Color copiers	381,848	324,851	322,321
Printers	841,436	766,382	902,756
Others	457,641	386,706	410,810

Total	1,993,898	1,751,960	1,912,112
Imaging System
Cameras	973,517	990,549	928,047
Inkjet printers	363,070	312,429	315,526
Others	111,599	101,416	67,450

Total	1,448,186	1,404,394	1,311,023
Industry and Others
Lithography equipment	62,116	62,892	81,556
Others	227,180	260,542	252,742

Total	289,296	323,434	334,298

Consolidated	¥3,731,380	¥3,479,788	¥3,557,433

Information by major geographic area as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	(Millions of yen)
Net sales:
Japan	¥715,863	¥720,286	¥694,450
Americas	1,059,501	939,873	961,955
Europe	1,124,929	1,014,038	1,113,065
Asia and Oceania	831,087	805,591	787,963

Total	¥3,731,380	¥3,479,788	¥3,557,433

Long-lived assets:
Japan	¥984,231	¥1,032,598	¥1,070,412
Americas	131,660	112,163	85,824
Europe	111,609	91,904	83,296
Asia and Oceania	196,305	159,435	89,334

Total	¥1,423,805	¥1,396,100	¥1,328,866

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥960,213 million, ¥763,870 million and ¥779,652 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Segment Information (continued)

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2013, 2012 and 2011. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:
Net sales:
External customers	¥797,501	¥1,056,096	¥1,124,603	¥753,180	¥—	¥3,731,380
Intersegment	1,855,181	11,774	53,281	881,765	(2,802,001)	—

Total	2,652,682	1,067,870	1,177,884	1,634,945	(2,802,001)	3,731,380
Operating cost and expenses	2,326,351	1,043,487	1,171,357	1,574,125	(2,721,217)	3,394,103

Operating profit	¥326,331	¥24,383	¥6,527	¥60,820	¥(80,784)	¥337,277

Total assets	¥1,152,398	¥447,039	¥496,549	¥631,827	¥1,514,897	¥4,242,710

2012:
Net sales:
External customers	¥834,406	¥932,987	¥1,010,922	¥701,473	¥—	¥3,479,788
Intersegment	1,829,834	23,767	5,650	781,836	(2,641,087)	—

Total	2,664,240	956,754	1,016,572	1,483,309	(2,641,087)	3,479,788
Operating cost and expenses	2,336,536	937,111	972,585	1,437,527	(2,527,827)	3,155,932

Operating profit	¥327,704	¥19,643	¥43,987	¥45,782	¥(113,260)	¥323,856

Total assets	¥1,206,702	¥339,918	¥457,592	¥548,583	¥1,402,708	¥3,955,503

2011:
Net sales:
External customers	¥807,883	¥952,833	¥1,109,256	¥687,461	¥—	¥3,557,433
Intersegment	1,873,157	16,217	4,681	744,179	(2,638,234)	—

Total	2,681,040	969,050	1,113,937	1,431,640	(2,638,234)	3,557,433
Operating cost and expenses	2,273,336	948,593	1,069,489	1,388,580	(2,500,636)	3,179,362

Operating profit	¥407,704	¥20,457	¥44,448	¥43,060	¥(137,598)	¥378,071

Total assets	¥1,236,468	¥250,131	¥427,030	¥442,263	¥1,574,835	¥3,930,727

21.	Subsequent Event

On February 18, 2014, the Board of Directors of the Company approved and implemented a plan to repurchase up to 18 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from February 19, 2014 to April 4, 2014. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between February 19, 2014 and March 4, 2014 under the aforementioned plan was 15,957,600 shares at a cost of ¥50,000 million.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2013:
Allowance for doubtful receivables
Trade receivables	¥12,970	¥1,235	¥(4,173)	¥2,698	¥12,730
Finance receivables	6,908	212	(1,278)	1,481	7,323
Year ended December 31, 2012:
Allowance for doubtful receivables
Trade receivables	¥11,563	¥2,149	¥(2,382)	¥1,640	¥12,970
Finance receivables	7,039	1,922	(1,304)	(749)	6,908
Year ended December 31, 2011:
Allowance for doubtful receivables
Trade receivables	¥14,920	¥492	¥(3,995)	¥146	¥11,563
Finance receivables	7,983	2,052	(1,937)	(1,059)	7,039

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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

CANON INC.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    March 28, 2014

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2013

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	INSTANCE DOCUMENT

Exhibit 101	SCHEMA DOCUMENT

Exhibit 101	CALCULATION LINKBASE DOCUMENT

Exhibit 101	LABELS LINKBASE DOCUMENT

Exhibit 101	PRESENTATION LINKBASE DOCUMENT

Exhibit 101	DEFINITION LINKBASE DOCUMENT