Form 20-F
period 2014-12-31
CANON INC
filed 2015-03-27
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 1,091,831,827 shares of common stock, including 26,472,812 ADSs, were outstanding.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2014 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 13, 2015, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥121.17= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2014” refers to the Company’s fiscal year ended December 31, 2014, and other fiscal years of the Company are referred to in a corresponding manner.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information-Risk Factors”, “Item 4. Information on the Company “,“Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data *1:	2014	2013	2012	2011	2010
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,727,252	¥3,731,380	¥3,479,788	¥3,557,433	¥3,706,901
Operating profit	363,489	337,277	323,856	378,071	387,552
Net income attributable to Canon Inc.	254,797	230,483	224,564	248,630	246,603
Advertising expenses	79,765	86,398	83,134	81,232	94,794
Research and development expenses	308,979	306,324	296,464	307,800	315,817
Depreciation of property, plant and equipment	213,739	223,158	211,973	210,179	232,327
Increase in property, plant and equipment	182,343	188,826	270,457	226,869	158,976
Long-term debt, excluding current installments	1,148	1,448	2,117	3,368	4,131
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. stockholders’ equity	2,978,184	2,910,262	2,598,026	2,551,132	2,645,782
Total assets	4,460,618	4,242,710	3,955,503	3,930,727	3,983,820

Average number of common shares in thousands	1,112,510	1,147,934	1,173,648	1,215,832	1,234,817

Per share data:
Net income attributable to Canon Inc. stockholders per share:
Basic	¥229.03	¥200.78	¥191.34	¥204.49	¥199.71
Diluted	229.03	200.78	191.34	204.48	199.70
Cash dividends declared	150.00	130.00	130.00	120.00	120.00
Cash dividends declared (U.S.$) *2	$1.326	$1.309	$1.498	$1.503	$1.447

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 13, 2015, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥121.17 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2010	87.16	81.67	94.68	80.48
2011	79.43	76.98	85.26	75.72
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014 - Year	106.63	119.85	121.38	101.11
- 1(st) half		101.28	104.87	101.11
- July		102.75	102.90	101.26
- August		104.00	104.12	101.91
- September		109.66	109.66	104.88
- October		112.09	112.09	105.98
- November		118.70	118.70	113.44
- December		119.85	121.38	117.28
2015 - January		117.44	120.20	116.78
- February		119.72	120.38	117.33

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

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

Canon’s business activities are deployed globally in Japan, the United States, Europe, Asia, and in other regions. Declines in consumption and restrained investment due to economic downturn in these major markets may affect Canon’s operating results. The operating results for products such as office and industrial equipment are affected by the financial results of its corporate customers, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Rapid price declines owing to intensifying competition and declines in levels of consumer spending and corporate investment could adversely affect Canon’s operating results and financial position.

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

In addition, Canon has sought to develop production technology and equipment to accelerate the automation of its manufacturing processes and in-house production of key devices. If Canon cannot effectively implement these techniques, it may fail to realize cost advantages or product differentiation, which may adversely affect Canon’s operating results. While differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and commercial acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that are not well received by the market, its operating results could be adversely affected.

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

Changes in the print environment may affect Canon’s business.

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

The smartphone market has been growing dramatically on a global scale in recent years. Smartphones allow users not only to take photos, but also share them instantly on SNSs and it changed people’s photo taking behavior. If Canon’s digital cameras cannot clearly state their advantages over smartphones’ cameras, Canon could suffer from an erosion of the digital camera market, with a resulting adverse effect on operating results.

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

Canon’s success depends in part on maintenance and development of the value of its brand name. The main factors which could damage its brand value are defective product quality, circulation of counterfeit and failures of its compliance regime. Although Canon works to minimize risks that may arise from product quality and liability issues, such as those triggered by the individual functionality and also from the combination of hardware and software that make up Canon’s products, there can be no assurance that Canon will be able to eliminate or limit these issues and the resulting damages. If such factors adversely affect Canon’s operating activities, generate additional expenses such as those related to product recalls, service and compensation, or otherwise hurt its brand image, Canon’s operating results or reputation for quality may be adversely affected. Canon has been implementing measures to halt the spread of counterfeit products. However, the continued manufacture and sale of such products could adversely affect Canon’s brand image as well as its operating results.

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

In relation to protection of its technologies, Canon faces risks that: competitors will be able to develop similar technology independently; Canon’s pending patent applications may not be issued; the steps Canon takes to prevent misappropriation or infringement of its intellectual property may be unsuccessful; and intellectual property laws may not adequately protect Canon’s intellectual property, particularly in certain emerging markets.

In relation to third party intellectual property rights, if any third party is adjudicated to have a valid infringement claim against Canon, Canon could be required to: refrain from selling the relevant product in certain markets; pay monetary damages; pursue development of non-infringing technologies, or attempt to acquire licenses to the infringed technology and to make royalty payments, which may not be available on commercially reasonable terms, if at all.

Canon may need to litigate in order to enforce its intellectual property rights or in order to defend against claims of infringement, which can be expensive and time-consuming.

Canon also licenses its patents to third parties in exchange for payment or licensing. The terms and conditions of such licensing or changes in the renewal conditions of such licenses could affect Canon’s business.

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

Canon possesses confidential electronic data relating to manufacturing, research and development, procurement, and production, as well as sensitive information obtained from its customers relating to the customers and to other individuals and parties. This electronic data is used by Canon and third party managed systems and networks. Electronic data is also used for the information service functions in various products.

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

The materialization of such risks could result in interruptions to essential work, leaks of confidential data and damage to the information service functions in products. The occurrence of any of these events has the potential to cause Canon to be subject to claims from affected individuals and parties and to negatively influence Canon’s brand image, the social trust it has developed, and its operations and financial conditions.

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

In 2014, 2013, and 2012, Canon’s increases in property, plant and equipment were ¥182,343 million, ¥188,826 million and ¥270,457 million, respectively. In 2014, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2015, Canon projects to invest in property, plant and equipment of approximately ¥205,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2014, 80.6% of consolidated net sales were generated outside Japan, with approximately 27.8%, 29.3% and 23.5% generated in the Americas, Europe and Asia and Oceania, respectively.

Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.

Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.

Canon will work to realize the optimized global allocation of its production assets based on changes in local conditions in each country. Canon has manufacturing subsidiaries in a variety of countries, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and the Philippines.

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

In the industry, customer preference has been shifting from monochrome to color products and from hardware to services and solutions. Especially in the professional print market, customers are increasingly turning to short-run, print-on-demand and variable data printing. The importance of connectivity, mobility, security, integration, workflow and web services is growing, and such added value is increasingly delivered together with hardware. Canon seeks to maintain its position as a market leader in these core markets.

In 2014, Canon enhanced its portfolio with the launch of the A4-size color device imageRUNNER ADVANCE C350iF/C250iF. Canon also launched imageRUNNER 2202/2002, a low-end A3-size monochrome device tailored to the emerging market. To deliver higher value added and expand our presence in the existing market while acquiring new markets in the production print industry, Canon introduced the imagePRESS C800/C700, the first imagePRESS series addressed to the color light production market, and the imagePRESS C60 for the graphic arts industry. In the high speed continuous feed printer area, the Océ ColorStream 3000 series has enjoyed a good reputation in the market.

In software, services and solutions, Canon was one of the first vendors to launch its application development platform, the “Multifunctional Embedded Application Platform” (“MEAP”) which allows the creation of customized applications for Canon MFDs enabling users to fully take advantage of the power of our MFDs. Canon is reinforcing its solutions capability through offerings such as imageWARE software suite, business process automation software “Enterprise Imaging Platform” (“EIP”) and Canon MDS, a device management solution that reduces total cost of ownership.

To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.

In the monochrome laser printer market, the transition to a low price segment is expected to expand sales in the micro office/home office market and in emerging markets. Canon expects an expansion in the color laser printer market to be driven by increasing demand for color printing. Moreover, Canon plans to aggressively launch new products in the MFDs market, including in the managed print service segment, to drive Canon’s business growth.

However, Canon is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices is becoming a major threat. Growth of the tablet PC and smartphone market, which affects users’ printing behavior and may also lead to a decrease in demand for printing, is becoming a new threat. Canon is executing on several initiatives to enhance mobile printing solutions to tackle the new threat and create further business opportunities.

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

In 2014, Canon launched two new digital SLR cameras and strengthened its product lineup. EOS Rebel T5, launched in the first half of the year, is the best model for DSLR beginners to enjoy the art of true photography for both still and moving images in an easy, user-friendly way. The Canon EOS 7D Mark II, launched in the second half of the year, is designed to meet the demands of photographers and videographers who want a camera that can provide a wide range of artistic opportunities. It shoots up to 10 frames per second and has a 65-point all cross-type AF system. The number of available AF points, and whether single line or cross-type, varies depending on the lens. The new DSLR is capable of capturing precise moments of quickly and irregularly moving objects. These new models as well as the current models pushed sales and Canon gained number one market share* in volume terms in 2014 in the major regions, such as the United States, Europe, and Japan. Canon believes there remains considerable room for future growth through development of new products based on state-of-the-art technology following the trend of higher quality picture, small and light weight body and versatile movie functions.

*	Source: NPD, Nov 2014 for USA / Gfk, Nov 2014 except USA

Canon launched seven new lens products for digital SLR and celebrated a milestone with the production of the 100-millionth EF-series interchangeable lens for EOS cameras in April 2014, including Cinema Lenses (EF-Mount). The interchangeable lens lineup currently exceeds 90 products, including Cinema Lenses (EF-Mount). By enhancing its core capability, Canon has been introducing high-quality and high-performance lenses developed by superior optical technology and new elemental technology, which Canon believes allowed it to maintain its advantage over the competition.

Canon introduced fourteen new models to the compact digital camera market worldwide in 2014. While there has been a strong tendency toward reliance on electronic manufacturing services (“EMS”) in the compact digital camera industry, the EMS manufacturers will likely to be unable to maintain their business and some of them might exit from the market due to the market slowdown. Canon is pressing forward with entire self-manufacturing, leveraging the economies of scale and building an optimum cost structure to strive to maintain profitability.

The market for conventional camcorders has been shrinking, as many other popular devices start equipping a movie function. On the other hand, new categories like action cameras are emerging and expanding. Canon aims to expand sales in this market with a product lineup with higher value added based on Canon’s distinctive high-definition, high-resolution technologies. Concurrently, Canon has introduced a new product with unique styled camcorder especially for self-shooting, aiming to exploit a new market category. In the field of professional camcorders, Canon introduced the new model XF205/200 in its XF series; small sized camcorders equipped with a wide-angle and high magnification lens for use in broadcast news, documentary and independent filmmaking. CINEMA EOS SYSTEM has strengthened its lineup by launching new digital cinema camera named EOS C100 Mark II equipped with the Dual Pixel CMOS AF, and improved user convenience through a wider selection of related software. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit a wide variety of market.

Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this market, Canon offers a range of products from an interchangeable lens type to a lens built-in type. Canon launched two new install-type models with the industry’s first short-throw and high shift function as well as a brighter flagship model in 2014, which are strategic and leading models for expanding the projector business and advancing Canon’s position in the market.

In the broadcast TV lens market, although demand arising from the switchover to high definition broadcast formats in developed countries slowed down, worldwide market demand is stable. Canon retains a large share of the TV lens market with high value-added products.

The newly released CINE-SERVO lens is compatible with 4K cameras with large-format sensors. It has a detachable drive unit and can be used both in broadcast and cinema style shooting, which Canon believes underlies its popularity.

Inkjet printer technology has been evolving, driving expansion of application from home use to office and commercial use such as poster printing and photo printing that require high-quality.

Canon offers a wide variety of products to meet such needs based on its core technology “Full-photolithography Inkjet Nozzle Engineering” (“FINE”), which enables realization of high-speed printing and high image quality at the same time.

For home use, Canon offers such printer solutions as PIXMA Cloud Link and PIXMA Printing to tighten the connection with cloud computing, smartphone and tablet PC, whose functionality has been proliferating. Canon also offers My Image Garden, enabling a wide variety of photo-print, an easy-to-use Intelligent Touch System and XL ink tank & ink cartridge. Canon hopes such enhancement of function and service will increase user-friendliness and satisfaction of users.

In this year, Canon launched the new brand MAXIFY in the business inkjet printer segment, targeting the growing SOHO market. The MAXIFY printer series features Canon’s leading inkjet technologies such as high-quality printing with fast printing, and a low total cost of ownership.

In 2012, Canon started to ship the DreamLabo 5000, the first inkjet production photo printer featuring new “FINE” high-density print head technology. In the professional printing market, Canon offers three professional photo inkjet printers: the PIXMA PRO-1 with a 12 LUCIA ink system of pigment-based inks, PIXMA PRO-10 with a 10 LUCIA ink system, and the PIXMA PRO-100 with eight dye inks to produce colorful and vivid prints. Canon aims to further expand its business, leveraging its strength in the photo printing market.

Canon’s large-format inkjet printers are based on “FINE” head technology and employ its unique image processor, L-COA, developed for high-speed, high-resolution printing, and LUCIA pigment inks. Consequently, Canon receives a high evaluation and steadily boosts the market share.

Canon’s lineup also includes CanoScan LiDE, the flatbed scanners which use Contact Image Sensor (CIS), and a scanner with Charge-Coupled Devices (CCD) for high resolution. Although the scanner market has continued to shrink, Canon has maintained a number one market share, based on a Canon survey.

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, investments by memory makers have recovered due to the increase in demand for DRAM and NAND Flash memory, drawn by the growth of the mobile device market such as smartphones. Moreover, investments for image sensor production have been performing well, with expectations of market expansion in on-vehicle cameras and medical devices in addition to mobile devices.

In the market for i-line steppers, investments for automotive devices, power devices and LEDs have been stable while investments for 3D integration with Through-Silicon Via (TSV) are expected to expand.

Through various activities to respond to these market changes, Canon has been developing a “design-in” business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon believes steady progress has been made in developing products with high added value. For example, Canon released a new i-line stepper FPA-3030i5+, optimized for the production of LEDs and power devices, and FPA-5510iV, which enables high productivity in the advanced packaging process such as TSV and BUMP. As a result of these activities, Canon has occupied a high share of the i-line stepper market. For memory and logic devices, FPA-5550iZ has captured a high share of the i-line stepper market. Canon also aims to gain an increased share of the market for DUV scanners by releasing the high productivity FPA-6300ES6a. Furthermore, to accelerate development of Nano-Imprint Lithography (“NIL”) equipment, Canon acquired Molecular Imprints, Inc. in April 2014, which has top-level intelligence and number of patents granted in NIL technology.

In the market for FPD lithography equipment, investments for large-sized panel production have been recovering due to demand from emerging markets and 4K TVs. Investments for small-to-mid-sized panel production, which had been strong for the last few years, have shrunken drastically. In addition, panel makers are expected to require higher resolution in FPD lithography equipment for both large-sized and mid-to-small-sized panel production.

Under these circumstances, Canon believes MPAsp-H800 series for large-sized panels has contributed to our customers’ production plans by offering world-highest resolution and high productivity. This has helped Canon capture and maintain a large share of the FPD lithography equipment market for large-sized panel production. Furthermore, Canon has released MPAsp-E810 series for small-to-mid-sized panels, with improved resolution. Canon also aims to capture a large share of the market for small-to-mid sized panel production in addition to large-sized panel production.

In the medical equipment market, the digital static X-ray equipment maintains steady growth as a result of a shift in demand from “Computed Radiography” (CR) to “Digital Radiography” (DR). Although competition is increasing along with market expansion, Canon grew its sales and kept a large share of the static DR market owing to such well-received products as equipping an X-ray automatic detection mode, based on a Canon survey. In addition, Canon has recently made strong efforts to promote in the dynamic X-ray equipment market, which is also expanding along with static equipment market. As a result, sales of fluoroscopy and high-end angiography systems have increased.

The ophthalmic equipment market remained stable and Canon’s sales have slightly increased. Also, Canon believes its Canon-branded “Optical Coherence Tomography” (OCT), launched in 2012, has a good reputation, and Canon expects future growth of its sales.

The market of network cameras for video surveillance applications is expected to grow, with the progress of IT and digital technologies. Canon established a dedicated product group at the beginning of 2013 to expand its network camera business by utilizing its proprietary technologies of optics, sensor, imaging, and video streaming. In 2014, Canon launched ten new HD and Full HD network cameras. In addition, with the acquisition of the world’s largest video management software vendor, Milestone Systems, by Canon Europe in July, Canon as a whole has been accelerating enhancement of its video surveillance business. Furthermore, on March 3, 2015, Canon commenced a public tender offer for all of the issued shares of Axis AB, a global leader in the network video solutions industry. Canon will further ensure its goal of becoming the world leader in network surveillance camera systems and aim for a further leap forward.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2014	change	2013	change	2012
	(Millions of yen, except percentage data)
Office	¥2,078,732	3.9%	¥2,000,073	13.8%	¥1,757,575
Imaging System	1,343,194	-7.3	1,448,938	3.1	1,405,971
Industry and Others	398,765	6.4	374,870	-8.1	407,840
Eliminations	(93,439)	—	(92,501)	—	(91,598)

Total	¥3,727,252	-0.1%	¥3,731,380	7.2%	¥3,479,788

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2014	change	2013	change	2012
	(Millions of yen, except percentage data)
Japan	¥724,317	1.2%	¥715,863	-0.6%	¥720,286
Americas	1,036,500	-2.2	1,059,501	12.7	939,873
Europe	1,090,484	-3.1	1,124,929	10.9	1,014,038
Asia and Oceania	875,951	5.4	831,087	3.2	805,591

Total	¥3,727,252	-0.1%	¥3,731,380	7.2%	¥3,479,788

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

In the Americas, Canon sells its products primarily through Canon U.S.A., Inc. and Canon Canada Inc., mainly to dealers and retail outlets.

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

Canon also sells laser printers on an OEM basis to Hewlett-Packard Company. Hewlett-Packard resells these printers under the “HP LaserJet Printers” name. During 2014 and 2013, OEM sales to Hewlett-Packard constituted 17.4% and 17.6%, respectively, of Canon’s consolidated net sales.

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

Canon services its copying machines, MFDs, printers, and supplies replacement drums, parts, toner and paper. Most customers enter into a contract under which Canon provides maintenance services, replacement drums and parts in return for a stated amount of the contract plus a per copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.

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

- Imaging System Business Unit -

Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.

Canon’s primary competitors in the interchangeable lens digital camera market are Nikon Corporation and Sony Corporation.

Average prices for compact digital cameras in the industry increased in 2014 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation; Nikon Corporation; and Samsung Electronics Co., Ltd. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC Kenwood Corporation. Canon’s primary competitors in the inkjet printer market are Hewlett-Packard Company and Seiko Epson Corporation.

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

Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korean market and the growing Chinese market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. Panel makers are accelerating development of higher definition panels in recent years. Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high resolution.

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

Under RoHS Directive, from July 1, 2006, companies have been required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to medical and measurement equipment from July 2014. An additional four substances will be published as restricted substances in 2015, and will be restricted from 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs.

The WEEE Directive requires that companies selling EEE bearing their trade names in the European Union must arrange and pay for collection, treatment, recycling, recovery and disposal of their equipment. Canon has become a member company of collective compliance schemes in each member state of the European Union and has achieved the required recycling levels for waste EEE. The WEEE recast Directive was published on July 24, 2012 and was applied from February 2014. Due to a change in official interpretation, the scope of products covered is to be expanded to include consumables.

If tighter restrictions are enforced in the future, Canon’s compliance costs could increase, including with costs related to the actions for newly-covered products and the development and adoption of substitute materials or processes. Such increased costs may have an adverse effect on Canon’s operating results.

2.	European Framework for the Management of Chemical Substances (“REACH Regulation”)

The REACH Regulation was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union. All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. If certain substances of very high concern are contained in an article, the substances must be communicated to the recipient or consumer of the article. Furthermore, additional restrictions on the use of certain substances can be proposed at any time by the ECHA (European Chemical Agency) or member states, and, some of them have been already adopted and others are now under discussion, manufacturers such as Canon must take steps to address such new restrictions.

Canon keeps meeting these existing and newly-added requirements under the REACH Regulation, and their implementation could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

3.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)

The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode and standby mode and external power supplies were adopted in and have been applied since 2010. This measure was expanded in 2013 to include requirements for energy modes with “networked standby”. The requirements for “networked standby” were applied from 2015. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (VA) and began implementation in 2011. By the 1st revision of the VA, commitments will become tighter than ever because the European authorities and NGOs are expected to require a stricter VA. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.

4.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products

E-waste recycling laws have been enacted or proposed in more than twenty American states. Although most such laws cover only displays or television sets, printers and other products are covered by some states, such as Illinois, Michigan and Hawaii, among others. These laws require manufacturers to bear the costs of collecting and recycling electrical and electronic equipment based on sales volume or market share by brand of covered products. Canon expects that compliance with such state requirements might increase its costs, such as recycling fees and product guarantees.

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

6.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. Producers and importers are required to pay a fee to a government fund. The list of products falling under the waste electrical and electronic products catalogue on February 9, 2015 includes printer, copying machine and facsimile machine. The Regulation of those payment fees described above will be enforced on March 1, 2016.

These requirements will likely increase Canon’s costs and could adversely affect on its operating results and financial condition.

7.	Soil Pollution Prevention Law of Japan

A 2010 amendment to the Soil Pollution Prevention Law of Japan tightens certain requirements to survey soil to measure certain pollution levels. If soil pollution exceeds specified limits, a prefecture governor may designate the land as a “Measure required area” if effects to human health due to soil pollution are foreseen, and the prefecture governor may order removal of pollutants. The substances designated as pollutants consist of twenty-five chemical groups, including lead, arsenic and trichloroethylene. If an investigation shows that soil contamination may affect human health, the prefecture governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan, and necessary procedures are being carrying out. Additional costs may arise if these investigations reveal that additional remedial measures are necessary. These factors could adversely affect Canon’s operating results and financial condition.

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

Other regulations

Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13 (r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the reporting period, it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

During the year ended December 31, 2014, the following Canon affiliates had the transactions with Iran-related organizations. These transactions were conducted in compliance with applicable law in the respective countries.

•

Canon Marketing Japan (“CMJ”), our 58.5% owned Japanese subsidiary as of December 31, 2014, has a maintenance contract for one copier machine with the Iranian embassy in Tokyo, Japan. The current contract renews annually. Total gross sales for the contract and activities above during the year 2014 was approximately ¥123 thousand. The net profit was substantially less than that.

•

Canon Marketing Malaysia Sdn bhd, a wholly-owned Malaysian subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), performed maintenance services on two copier machines of Iran Air in Kuala Lumpur, Malaysia. Total gross sales for this activity during the year 2014 was in foreign currency of approximately ¥42 thousand. The net profit was substantially less than that.

•

Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of CSPL, has a service contract for three copier machines with the Iranian embassy in Bangkok, Thailand. Total gross sales under this contract during the year 2014 was in foreign currency of approximately ¥62 thousand. The net profit was substantially less than that.

•

Canon India Pvt Ltd, a wholly-owned Indian subsidiary of CSPL, has service contracts for six copier machines with the consulate general of Iran in New Delhi and Mumbai, India. Total gross sales under this contract during the year 2014 was in foreign currency of approximately ¥114 thousand. The net profit was substantially less than that.

•

Canon Australia Pty. Ltd., a wholly-owned Australian subsidiary, has service and lease contracts for two copier machines with the Iranian embassy in Canberra, Australia. Total gross sales under this contract during the year 2014 was in foreign currency of approximately ¥540 thousand. The net profit was substantially less than that.

•

Canon Deutschland GmbH, a wholly-owned German subsidiary of Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., has a service contract for three copier machines with the consulate general of Iran in Munich, Germany. Total gross sales under this contract during the year 2014 was in foreign currency of approximately ¥64 thousand. The net profit was substantially less than that.

•

Canon (Austria) GmbH, a wholly-owned Austrian subsidiary of CENV, has a rental contract for three copier machines with the Iranian embassy in Hamburg, Germany. Total gross sales for this contract during the year 2014 was in foreign currency of approximately ¥1,631 thousand. The net profit was substantially less than that.

•

Canon (Schweiz) AG, a wholly-owned Swiss subsidiary of CENV, has rental and maintenance contract for one copier machine of Naftiran Intertrade Company (“NICO”) in Pully, Switzerland. Total gross sales under this contract during the year 2014 was in foreign currency of approximately ¥818 thousand. The net profit was substantially less than that.

•

Canon Oy AB, a wholly-owned Finnish subsidiary of CENV, has a service maintenance contract for one copier machine of the Iranian embassy in Helsinki, Finland. Total gross sales under this contract during the year 2014 was approximately ¥26 thousand. The net profit was substantially less than that.

•

Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, has service maintenance contracts for five copier machines of the Iranian embassy in Copenhagen, Denmark. The gross sales under these contracts during the year 2014 was in foreign currency of approximately ¥366 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2014 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon does not intend to conduct any further business activities with Iranian counterparties required to be disclosed under the ITRA, except for sales of consumables, repair, and maintenance services for products Canon previously sold to such entities.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2014, Canon Inc. had 261 consolidated subsidiaries and 7 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2014.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 28 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2014 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,556	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,238	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	395	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	1,099	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	383	Quality engineering

Oita Plant, Oita	283	Manufacturing of semiconductor devices

Yako Office, Kanagawa	905	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,761

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,176	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	1,131	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,309	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki and Fukui	915	Business-use printers, business machines peripherals and chemical products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Precision Inc., Aomori	1,503	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,872	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	610	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,218	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,949	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	981	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	345	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	651	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	380	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	168	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	749	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	622	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	253	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Hita Canon Materials Inc., Oita	369	Rubber functional components

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	489	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,550	Document management, high speed digital production printing systems and wide format printers

Océ-Printing Systems GmbH, Poing, Germany	1,232	High speed digital production printing systems

Americas

Canon Virginia, Inc., Virginia, U.S.	1,679	Toner cartridges, molds and remanufacturing of copying machines

Canon Environmental Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	1,717	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,740	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,157	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	904	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,269	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	1,335	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,482	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,517	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	721	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon Business Machines (Philippines),Inc., Batangas, Philippines	898	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Kawasaki Office, Kanagawa	New Administration and R&D base

Toride Plant, Ibaraki	New Manufacturing Training Center

Canon Ecology Industry Inc., Ibaraki	New production base* (Office business unit) * To be leased to Canon Ecology Industry Inc., a wholly-owned subsidiary, by the Company

Overseas

Canon Canada Inc.	New Administration base

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.

Overview

Canon is one of the world’s leading manufacturers of plain paper copying machines, office multifunction devices (“MFDs”), laser printers, cameras, inkjet printers, semiconductor lithography equipment and FPD (Flat panel display) lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit.

Economic environment

Looking back at the global economy in 2014, although the United States and other developed countries were initially expected to bring about a return to a path of full-fledged growth, such expectations came up short due to the ongoing occurrence of such unforeseen circumstances as the conflict between Russia and Ukraine. In the U.S., despite the negative impact of the major cold wave that struck at the beginning of the year, the economy showed steady signs of recovery, buoyed by the improvement in employment conditions and healthy growth in consumer spending. In Europe, the economy remained sluggish due to such factors as the negative impact of Russia’s deteriorating economy on neighboring euro area countries. The pace of economic expansion in China was modest while other emerging countries in Southeast Asia and South America faced slowdowns in market growth due to economic stagnation. In Japan, with the economy yet to recover from the decline following the rush in demand leading up to the hike in the country’s consumption tax, growth fell short of the rate recorded in the previous year.

Market environment

Looking at the markets in which Canon operates amid these conditions, demand for MFDs and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras continued to face harsh conditions due to the economic slowdown. Demand for digital compact cameras continued to shrink in both developed countries and emerging markets. Demand for inkjet printers, decreased due to the sluggish economies of Asia and Europe. In the industry and others sector, a rebound in capital investment for both memory devices and image sensors led to a pickup in demand for semiconductor lithography equipment. Additionally, demand for lithography equipment used in the production of FPDs increased for large-size panels.

The average value of the yen during the year was ¥106.18 against the U.S. dollar, a year-on-year depreciation of approximately ¥8, and ¥140.62 against the euro, a year-on-year depreciation of approximately ¥11.

Summary of operations

MFDs and laser printers enjoyed solid demand during the year and industrial equipment sales increased significantly. Within the shrinking market for interchangeable-lens digital cameras and digital compact cameras, less-than-expected demand during the year-end shopping season led to a decline in net sales. As a result, despite the positive effects of favorable currency exchange rates, net sales for the year decreased by 0.1% year on year to ¥3,727.3 billion. The gross profit ratio, however, rose 1.7 points year on year to 49.9% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to reduce spending contributed to limiting operating expenses to ¥1,498.0 billion, an increase of just 2.5% year on year. As a result, operating profit increased by 7.8% year on year to ¥363.5 billion. Other income increased by ¥9.4 billion due to foreign currency exchange gains while income before income taxes increased by 10.3% to ¥383.2 billion. Net income attributable to Canon Inc. increased by 10.5% to ¥254.8 billion. Accordingly, despite the slight decline in net sales, Canon achieved profit growth.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2014	2013	2012	2011	2010
Net sales (Millions of yen)	¥3,727,252	¥3,731,380	¥3,479,788	¥3,557,433	¥3,706,901
Gross profit to net sales ratio	49.9%	48.2%	47.4%	48.8%	48.1%
R&D expense to net sales ratio	8.3%	8.2%	8.5%	8.7%	8.5%
Operating profit to net sales ratio	9.8%	9.0%	9.3%	10.6%	10.5%
Inventory turnover measured in days	50 days	52 days	57 days	46 days	35 days
Debt to total assets ratio	0.0%	0.1%	0.1%	0.3%	0.3%
Canon Inc. stockholders’ equity to total assets ratio	66.8%	68.6%	65.7%	64.9%	66.4%

Note:	Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5.

Revenues

As Canon pursues the goal to become a truly excellent global company, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.

Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a lesser extent, provision of services associated with its products. Sales vary depending on such factors as product demand, the number and size of transactions within the reporting period, market acceptance for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers the evaluation of net sales by segment to be important for the purpose of assessing Canon’s sales performance in various segments, taking into account recent market trends.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful lives, which range from 8 years to 16 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years.

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

In preparing its financial statements for 2014, Canon estimated a weighted-average discount rate used to determine benefit obligations of 1.1% for Japanese plans and 2.9% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 4.9% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2014, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥91,609 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2014, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,218 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

2014 compared with 2013

Summarized results of operations for 2014 and 2013 are as follows:

	2014	Change	2013
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,727,252	-0.1%	¥3,731,380
Operating profit	363,489	+7.8	337,277
Income before income taxes	383,239	+10.3	347,604
Net income attributable to Canon Inc.	254,797	+10.5	230,483

Net income attributable to Canon Inc. stockholders per share:
Basic	229.03	+14.1	200.78
Diluted	229.03	+14.1	200.78

Note: See notes to Item 3A “Selected Financial Data”.

Sales

The shrinking market for interchangeable-lens digital cameras and digital compact cameras, and less-than-expected demand during the year-end shopping season led to a major decline in net sales in Imaging System Business Unit. However, due to the stable demand for MFDs and laser printers, and industrial equipment sales along with the positive effects of favorable currency exchange rates, Canon’s consolidated net sales in 2014 totaled ¥3,727,252 million, a slight decrease of 0.1% from the previous year.

Overseas operations are significant to Canon’s operating results and generated 80.6% of total net sales in 2014. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥106.18 against the U.S. dollar, a year-on-year depreciation of approximately ¥8, and ¥140.62 against the euro, a year-on-year depreciation of approximately ¥11. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥186,000 million in 2014. This favorable impact consisted of approximately ¥98,200 million for the U.S. dollar denominated sales, ¥66,800 million for the euro denominated sales and ¥21,000 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2014 and 2013 was 50.1% and 51.8%, respectively.

Gross profit

Canon’s gross profit in 2014 increased by 3.5% to ¥1,861,472 million from 2013. The gross profit ratio also increased by 1.7 points year on year to 49.9%. The increase in the gross profit ratio reflects ongoing cost-cutting efforts along with the positive effects of the depreciation of the yen.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Despite the negative effect of depreciation of the yen, group-wide efforts to thoroughly reduce spending contributed to limit the increase year on year to 2.5% to a total of ¥1,497,983 million.

Operating profit

Operating profit in 2014 increased 7.8% from 2013 to a total of ¥363,489 million. The ratio of operating profit to net sales increased 0.8% to 9.8% from 2013.

Other income (deductions)

Other income (deductions) for 2014 increased ¥9,423 million to ¥19,750 million, mainly due to foreign currency exchange gain.

Income before income taxes

Income before income taxes in 2014 was ¥383,239 million, an increase of 10.3% from 2013, and constituted 10.3% of net sales.

Income taxes

Provision for income taxes in 2014 increased by ¥9,912 million from 2013. The effective tax rate during 2014 remained consistent with 2013. The effective tax rate for 2014 was 30.8%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2014 increased by 10.5% to ¥254,797 million, which represents 6.8% of net sales.

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

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2014	Change	2013
	(Millions of yen, except percentage data)
Office	¥2,078,732	+3.9%	¥2,000,073
Imaging System	1,343,194	-7.3	1,448,938
Industry and Others	398,765	+6.4	374,870
Eliminations	(93,439)	—	(92,501)

Total	¥3,727,252	-0.1%	¥3,731,380

Within the Office Business Unit, office MFDs sales increased steadily from the year-ago period, led by healthy demand for new imageRUNNER ADVANCE C350/C250-series models, Canon’s first color A4 (letter and legal-sized)-model imageRUNNER ADVANCE machines, and the imagePRESS C800/C700, Canon’s first color models targeting the light production market, along with the A3 (12” x 18”)-model imageRUNNER ADVANCE C5200 series, which continues to be well accepted in the market. The Océ ColorStream 3000 series of high-speed continuous-feed printers continued to enjoy solid sales growth from the previous year. Among laser printers, although color models and multifunction models recorded sales growth, total sales volume decreased slightly from the year-ago period owing to the decrease in demand for monochrome models in European and other markets that have suffered prolonged economic stagnation. As a result, coupled with the positive effects of favorable currency exchange rates, sales for the business unit totaled ¥2,078.7 billion, a year-on-year increase of 3.9%, while operating profit totaled ¥292.1 billion, an increase of 9.4%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the shrinking market—in Japan as a result of the reaction following the rush in demand prior to the consumption tax increase, and in Europe and other markets due to worsening economic conditions—the advanced-amateur-model EOS 7D Mark II achieved healthy growth, enabling Canon to maintain the market’s top share. Despite a decline in total sales volume for digital compact cameras, sales of high-added-value models featuring high image quality and high-magnification zoom capabilities, such as the PowerShot G7 X and PowerShot SX60 HS/SX700 HS, recorded solid growth, contributing to an improvement in profitability. Inkjet printer hardware sales increased for the fourth quarter from the year-ago period thanks to the introduction of new products for the year-end shopping season and marketing tailored to geographical characteristics, but sales volume for the year decreased due to economic sluggishness in Asia and Europe. Sales of consumable supplies increased from the previous year owing to the steady accumulation of printer units currently operating in the market. As a result, including the positive effect of favorable currency change rates, sales for the business unit decreased by 7.3% to ¥1,343.2 billion year on year, while operating profit declined 4.5% to ¥194.6 billion.

In the Industry and Others Business Unit, ongoing investment following the recovery in the second half of the previous year by memory device manufacturers led to increased unit sales of semiconductor lithography equipment for memory devices and image sensors. Amid increasing market demand for higher definition tools, lithography systems for the creation of high-definition mid- and small-size panels, in addition to a model introduced in the second half of the previous year for large panels, recorded healthy growth, contributing to the boosting of both sales volume and market share. In medical equipment, sales volume of new digital radiography systems, including wireless static-image models and models capable of capturing dynamic images, grew steadily, fueling sales growth. Consequently, sales for the business unit totaled ¥398.8 billion, an increase of 6.4% year on year, while operating profit, although showing an improvement from the previous year, recorded a loss of ¥21.8 billion owing to investment, including R&D expenses, into next-generation technologies.

Intersegment sales of ¥93,439 million, representing 2.5% of total sales, are eliminated from total sales for the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2014 and 2013 is provided below:

	2014	Change	2013
	(Millions of yen, except percentage data)
Japan	¥724,317	+1.2%	¥715,863
Americas	1,036,500	-2.2	1,059,501
Europe	1,090,484	-3.1	1,124,929
Asia and Oceania	875,951	+5.4	831,087

Total	¥3,727,252	-0.1%	¥3,731,380

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2014 are summarized as follows.

In Japan, although sales volume of digital compact cameras declined, net sales increased by 1.2% from the previous year due to solid growth in office MFDs.

In the Americas, despite the favorable effect from depreciation of the yen against U.S. dollar and solid demand for inkjet printers, net sales decreased by 2.2% from the previous year owing to the decline of compact digital camera market.

Despite the favorable effect from depreciation of the yen against euros and solid demand for office MFDs in sluggish economic condition, net sales decreased by 3.1% from the previous year due to the price reduction of interchangeable-lens digital cameras and shrinking of digital compact camera market in Europe.

In Asia and Oceania, although sales volume of interchangeable-lens digital cameras and digital compact cameras declined, net sales increased by 5.4% from the previous year due to solid demand for office MFDs coupled with the positive effects of depreciation of the yen.

Operating profit by segment

Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2014 increased by 9.4% to ¥292,057 million, resulting from the sales increase including the positive effects of favorable currency exchange rates.

Despite operating profit for the Imaging System Business Unit in 2014 decreased by 4.5% to ¥194,601 million, in response to the sales decline, operating profit ratio increased from previous year, owing to the improvement in profitability from the sales shift to high-added-value models in camera, along with the positive effects of favorable currency exchange rates.

Operating profit for the Industry and Others Business Unit in 2014, despite an improvement from the previous year resulted from sales increase, recorded a loss of ¥21,801 million owing to investment, including R&D expenses, into next-generation technologies.

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

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

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

B. Liquidity and capital resources

Cash and cash equivalents increased by ¥55,671 million to ¥844,580 million in fiscal 2014 compared to the previous year. Canon’s cash and cash equivalents are typically denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.

Net cash provided by operating activities increased by ¥76,285 million to ¥583,927 million in fiscal 2014 compared to the previous year. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2014, cash inflow from operating activities increased, due to the increasing profit as well as an improvement in working capital. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased, as a result of decreased inventory level. Cash outflow for income taxes increased due to an increase in taxable income.

Net cash used in investing activities increased by ¥19,086 million to ¥269,298 million in fiscal 2014. This reflects the acquisition of Milestone Systems, to enhance Canon’s network camera business, and several other companies. Purchases of fixed assets were focused on items relevant to new products.

Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2014, free cash flow totaled ¥314,629 million as compared with ¥257,430 million for fiscal 2013. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. Canon has also commenced a public tender offer for all of the issued shares of Axis AB on March 3, 2015, in order to further ensure its goal of becoming the world leader in network surveillance camera systems for consideration of a maximum amount of approximately

23.6 billion Swedish krona (approximately ¥333.7 billion with translation at the rate of ¥14.13 = 1 Swedish krona). Canon’s management seeks to meet its capital requirements, including the acquisition of Axis AB, with generating cash flow principally from its operating activities. Therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon includes information with regard to free cash flow as management frequently monitors this indicator, and believes that such indicator is beneficial to an investor’s understanding. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash used in financing activities totaled ¥300,886 million in fiscal 2014, mainly resulting from repurchase of treasury stock of ¥149,813 million, and dividends of ¥145,790 million. The Company paid dividends in fiscal 2014 of ¥130.00 per share.

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

Short-term loans (including the current portion of long-term debt) amounted to ¥1,018 million at December 31, 2014 compared with ¥1,299 million at December 31, 2013. Long-term debt (excluding the current portion) amounted to ¥1,148 million at December 31, 2014 compared with ¥1,448 million at December 31, 2013.

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

As of March 13, 2015, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Reflecting the foregoing circumstances, Canon’s total inventory turnover ratios were 50, 52, and 57 days at the end of the fiscal years 2014, 2013, and 2012, respectively and the improvements over the last three years are in line with Canon’s expectations and its revised inventory management policy.

Increase in property, plant and equipment on an accrual basis in 2014 amounted to ¥182,343 million compared with ¥188,826 million in 2013 and ¥270,457 million in 2012. For 2015, Canon projects its increase in property, plant and equipment will be approximately ¥205,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥22,146 million in 2014, ¥48,515 million in 2013 and ¥30,421 million in 2012. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥15,077 million in 2014, ¥14,383 million in 2013, and ¥13,021 million in 2012. In addition, employer contributions to the multiemployer pension plan in which certain subsidiaries in Netherlands participated were ¥2,815 million in 2014.

Working capital in 2014 increased by ¥32,919 million to ¥1,470,554 million, compared with ¥1,437,635 million in 2013 and ¥1,237,821 million in 2012. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2014 was 2.60 compared to 2.69 for 2013 and to 2.47 for 2012.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.9% in 2014, compared to 5.6% in 2013 and 5.7% in 2012.

Return on Canon Inc. stockholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. stockholders’ equity) was 8.7% in 2014 compared with 8.4% in 2013 and 8.7% in 2012.

The debt to total assets ratio was 0.0%, 0.1% and 0.1% as of December 31, 2014, 2013 and 2012, respectively. Canon had short-term loans and long-term debt of ¥2,166 million as of December 31, 2014, ¥2,747 million as of December 31, 2013 and ¥3,983 million as of December 31, 2012.

C. Research and development, patents and licenses

Year 2014 marks the fourth year of the Excellent Global Corporation Plan, Canon’s 5-year (2011-2015) management plan. The slogan of the fourth phase (“Phase IV”) is “Aiming for the Summit-Speed & Sound Growth” and there are three core strategies related to R&D:

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

•

Develop new business through globalized diversification and establish the Three Regional Headquarters management system: Reinforce the businesses of medical imaging sector, industrial equipment sector and network camera sector to develop into Canon’s new pillars. Seek talents in Japan, US, and Europe to foster promising technologies and enhance R&D capabilities in global-scale dimensions by enabling product development in specialized area of each region, with actively utilizing M&A.

•	Build the foundations of an environmentally advanced corporation: Focus on energy-conserving, resource-saving, and recycling technologies to create products with the highest environmental performance.

Canon is pursuing collaboration among government, industry and academia. Canon’s collaboration effort can be seen in various activities such as fundamental research and development of leading-edge technologies with top universities and research institutes around the world, including Tokyo University, Kyoto University, Tokyo Institute of Technology, Tohoku University, Stanford University, and the University of Arizona, and also participation in the “ImPACT” (Impulsing Paradigm Change through Disruptive Technologies) program led by the Japanese government where Canon’s physically-noninvasive and -nondestructive imaging technology is selected as one of twelve R&D programs. Additionally, Canon is currently working on collaborative research with Massachusetts General Hospital (“MGH”) and Brigham and Women’s Hospital (“BWH”) to develop biomedical optical imaging and medical robotics technologies at the Healthcare Optics Research Laboratory in Cambridge, Massachusetts, founded in 2013.

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

Canon’s consolidated R&D expenses were ¥308,979 million in 2014, ¥306,324 million in 2013 and ¥296,464 million in 2012. The ratios of R&D expenses to the consolidated total net sales for 2014, 2013 and 2012 were 8.3%, 8.2% and 8.5%, respectively.

Canon believes that new products protected by patents will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry.

Canon obtained the third greatest number of private sector patents in 2014, according to the United States patent annual list, released by IFI CLAIMS® Patent Services.

D. Trend information

As for the future of the global economy, although challenging conditions are expected to remain for some time in certain countries and regions, Canon anticipates sustained economic growth in countries such as the U.S. among developed countries, and India and ASEAN countries among emerging markets. Overall, the global economy is expected to gradually move toward stable growth.

In the businesses in which Canon operates, demand for MFDs is projected to continue to expand moderately, mainly for color models, while demand in the laser printer market is expected to remain at the same level as the previous year. As for the digital camera market, although projections indicate continued market contraction mainly for low-priced compact models, demand for interchangeable-lens digital cameras is expected to recover gradually. Looking at inkjet printers, with Asian markets gradually recovering following their extended period of stagnation, demand is expected to remain in line with the previous year. As for the industrial equipment market, with manufacturers expected to continue making capital outlays for semiconductor lithography equipment in response to increasing demand for memory devices and image sensors, demand is expected to remain at the same level as the previous year. And as for FPD lithography equipment, demand is projected to increase as device manufacturers boost capital investment amid growing panel demand projected for 4K televisions and mobile devices.

Amid these conditions, 2015 is the final year of Phase IV of the Excellent Global Corporation Plan and the year in which the Canon EXPO will be held as the culmination of the efforts carried out during Phase IV. In addition to returning to a path of growth, Canon aims to bring Phase IV to a successful close, further reinforcing its business foundation to enable great strides beginning from next year. Toward this objective, Canon will undertake the following various measures.

•	Reinforcing Existing Businesses Through the Introduction of Innovative Products and Services

For MFDs and other office products, in addition to improving hardware performance, efforts will be made to build a framework that will enable the Company to service as a one-stop shop that provides a broad range of high-quality services. For cameras, efforts will be made to comprehensively raise aspects such as image-quality, visual expression, and operability. At the same time, Canon will work to further strengthen the network capabilities of these products. Additionally, to facilitate the Company’s aim of becoming the all around leader in printing, it will leverage its strength, derived from having prepared a broad lineup, spanning consumer printers to industrial printing. In the Industrial equipment area, Canon will devise and execute concrete plans to concentrate technologies and strengthen the competitiveness of Canon Group companies.

•	Expanding New and Future Businesses and Further Cultivating Technologies that will Pave the Way to the Future

Canon aims to produce next-generation lithography equipment in volume by strengthening nanoimprint technology that realizes further reduction in process geometries. In the area of network camera systems, Canon will work to enhance its product lineup and develop solutions that address customer needs. With regard to the MR (Mixed Reality) System, Canon will identify industries that can leverage the strength of this system, and will strive to make the system the de facto standard design tool in those industries. In the medical field, the Company will accelerating develop, focusing on promising themes such as photoacoustic tomography, which facilitates the viewing of vascular conditions in 3D. The Company will work to expand and steadily cultivate new businesses mainly targeting the B2B field, such as Super Machine Vision, a system capable of high-accuracy three-dimensional recognition of objects for potential use in production sites, and 4K reference displays.

•	Strengthening Global Marketing Capabilities Through Unified Effort Between Product Operations and Sales Companies

In developed countries, Canon aims to gain share in both consumer and office segments. In the consumer segment, Canon will address the popularity of online shopping and other trends that are contributing to the diversification of sales channels. In the office segment, Canon will strengthen its response towards centralized procurement of office equipment by global corporations. In emerging markets, Canon will promote enhancement of its various sales networks and product lineup, in line with situations in each country and region.

•	Accelerating a New Dimension of Cost-reduction Activities

In the area of procurement, Canon aims to reduce total costs, further deploying measures focused on reducing costs from the stage of product development. In the prototyping process, Canon will create next-generation development methodologies, through such means as expanding the application of simulation technologies as well as employing 3D printing. In production, Canon will realize further cost reduction by expanding the application of automation equipment and through measures aimed at the in-house production of molded parts and production equipment.

•	Building a Globally Optimized Production System

To maintain an optimized production system, Canon will take steps to revive domestic production, promoting measures such as automation and in-house production, while building new structural dimensions of cost reduction. At the same time, Canon will promote localized production through the use of automation equipment in the U.S. and Europe.

In addition to these measures, Canon will promote other initiatives such as product quality reforms to win top customer approval, information security improvement, and human resource development.

For a discussion of the trend by business segments, see “Item 4 B. Business overview” and “Item 5 A. Operating Results”.

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

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon will have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 5 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥8,951 million at December 31, 2014. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2014 were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2014.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥2,018	¥956	¥808	¥251	¥3
Other Long-Term Debt	145	59	60	24	2
Operating Lease Obligations	85,719	26,450	34,508	14,528	10,233
Purchase commitments for:
Property, Plant and Equipment	52,668	52,668	—	—	—
Parts and Raw Materials	76,984	76,984	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	26,257	26,257	—	—	—

Total	¥243,791	¥183,374	¥35,376	¥14,803	¥10,238

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details. Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2014, accrued product warranty costs amounted to ¥11,564 million.

At December 31, 2014, commitments outstanding for the purchase of property, plant and equipment were approximately ¥52,668 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥76,984 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2015, Canon expects to contribute ¥14,674 million to its Japanese defined benefit pension plans and ¥11,583 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 27, 2015 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sept. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Finance & Accounting HQ, Group Executive of Facilities Management HQ, Group Executive of Human Resources Management & Organization HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ*
		4/2012	Group Executive of Facilities Management HQ*
		3/2014	Group Executive of Human Resources Management & Organization HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Yoroku Adachi	Senior Managing Director	4/1970	Entered the Company
(Jan. 11, 1948)		3/2001	Chairman of Canon Singapore Pte. Ltd.
Chairman of Canon Hong Kong Co., Ltd.
Director
		4/2001	President of Canon (China) Co., Ltd.
		3/2005	Managing Director
		4/2005	President of Canon U.S.A., Inc.
		3/2009	Senior Managing Director*
		4/2014	Chairman of Canon U.S.A., Inc.*

Shigeyuki Matsumoto	Senior Managing Director (Group Executive of Device Technology Development HQ, Group Executive of Corporate R&D)	4/1977	Entered the Company
(Nov. 15, 1950)		1/2002	Group Executive of Device Technology Development HQ*
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*
		3/2015	Group Executive of Corporate R&D*

Toshio Honma (Mar. 10, 1949)	Senior Managing Director (Group Executive of Procurement HQ)	4/1972	Entered the Company
		4/2001	Deputy Chief Executive of i Printer Products HQ
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products HQ
		3/2008	Managing Director
		3/2012	Senior Managing Director*
Group Executive of Procurement HQ*

Hideki Ozawa (Apr. 28, 1950)	Senior Managing Director	4/1973	Entered Canon Sales Co., Inc. (renamed Canon Marketing Japan Inc.)
		7/1980	Entered the Company
		4/2005	President of Canon (China) Co., Ltd.*
		3/2007	Director
		3/2010	Managing Director
		3/2014	Senior Managing Director*

Masaya Maeda	Senior Managing Director (Chief Executive of Image Communication Products Operations)	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communications Products Operations*
		3/2010	Managing Director
		3/2014	Senior Managing Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Yasuhiro Tani (Jul. 30, 1956)	Managing Director	4/1980	Entered the Company
	(Group Executive of Digital System Technology Development HQ)	1/2008	Group Executive of Digital Platform Technology Development HQ
		4/2008	Executive Officer
		3/2011	Director
		7/2012	Group Executive of Digital System Technology Development HQ*
		3/2015	Managing Director*

Kenichi Nagasawa (Jan. 31, 1959)	Director	4/1981	Entered the Company
	(Group Executive of Corporate Intellectual Property and Legal HQ)	3/2010	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
		4/2010	Executive Officer
Group Executive of Corporate Intellectual Property and Legal HQ*
		3/2012	Director*

Naoji Otsuka (Apr. 24, 1958)	Director	4/1981	Entered the Company
	(Chief Executive of Inkjet Products Operations)	1/2010	Group Executive of Inkjet Products Development Group
		4/2011	Executive Officer
Deputy Chief Executive of Inkjet Products Operations
		3/2012	Director*
Chief Executive of Inkjet Products Operations*

Masanori Yamada (Jul. 3, 1954)	Director	4/1981	Entered the Company
	(Group Executive of Network Visual Solution Business Promotion HQ)	4/2005	Group Executive of Office Imaging Products Corporate System
		4/2008	Executive Officer
Deputy Chief Executive of Office Imaging Products Operations
		4/2012	Senior Executive Officer
		1/2013	Group Executive of Network Visual Solution Business Promotion HQ*
		3/2013	Director*

Aitake Wakiya (Nov. 8, 1955)	Director	4/1979	Entered the Company
	(Deputy Group Executive of Finance & Accounting HQ)	4/2011	Deputy Group Executive of Finance & Accounting HQ*
		4/2012	Executive Officer
		3/2013	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Akiyoshi Kimura (Jul. 19, 1956)	Director	4/1980	Entered the Company
	(Chief Executive of Office Imaging Products Operations)	1/2009	Group Executive of Office Imaging Products Production System Group
		4/2011	Executive Officer
Deputy Chief Executive of Office Imaging Products Operations
		1/2013	Group Executive of Office Imaging Products Corporate System Group
Group Executive of Office Imaging Products Development Group
		3/2014	Director*
Chief Executive of Office Imaging Products Operations*

Eiji Osanai (Feb. 17, 1959)	Director	8/1983	Entered the Company
	(Group Executive of Production Engineering HQ)	7/2010	Senior General Manager of Production Engineering Research Laboratory
		4/2012	Executive Officer
Deputy Group Executive of Production Engineering HQ
		1/2013	Senior Group Manager of Production Equipment Administration Center
		3/2014	Director*
Group Executive of Production Engineering HQ*

Masaaki Nakamura (Jul. 28, 1957)	Director	4/1980	Entered the Company
	(Deputy Group Executive of Human Resources Management & Organization HQ)	3/2014	Deputy Group Executive of Human Resources Management & Organization HQ*
		4/2014	Executive Officer
		3/2015	Director*

Kunitaro Saida (May 4, 1943)	Director	5/2006	Qualified for attorney*
		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center,
Incorporated
		6/2011	President and CEO of Japan Securities Depository Center, Incorporated*
		6/2013	Director of Toyota Motor Corporation*
		3/2014	Director*

Makoto Araki (Jul. 16, 1954)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2009	Group Executive of Information & Communication Systems HQ
		4/2010	Executive Officer
		3/2011	Director
		3/2014	Audit & Supervisory Board Member*

Kazuto Ono (Jul. 20, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		3/2012	Group Executive of Human Resources Management & Organization HQ
		4/2012	Executive Officer
		3/2013	Director
		3/2014	Group Executive of Corporate Planning Development HQ
		3/2015	Audit & Supervisory Board Member*

Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Qualified for attorney*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*
		6/2004	Audit & Supervisory Board Member of Marui Group Co., Ltd.*
		6/2011	Director of Jeco Corporation*

Osami Yoshida (Nov. 4, 1950)	Audit & Supervisory Board Member	9/1982	Registered as Certified Public Accountant*
		12/2011	Deputy Group Executive of Human Resources HQ, Deloitte Touche Tohmatsu LLC

		3/2014	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kuniyoshi Kitamura (Apr. 8, 1956)	Audit & Supervisory Board Member	4/1981	Entered The Dai-Ichi Mutual Life Insurance Co.
		4/2002	General Manager of Network Service Management Department of The Dai-Ichi Mutual Life Insurance Co.

		4/2004	General Manager of Corporate Relations Department No.2 of The Dai-Ichi Mutual Life Insurance Co.

		4/2006	General Manager of Research Department of The Dai-Ichi Mutual Life Insurance Co.

		11/2007	General Manager of Corporate Planning Department No.2 of The Dai-Ichi Mutual Life Insurance Co.

		4/2009	General Manager of Corporate Relations Department No.8 of The Dai-Ichi Mutual Life Insurance Co.

		3/2010	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2015. The term of office of Audit & Supervisory Board Members is four years. The current term for Tadashi Ohe expires in March 2019, and the current term for Makoto Araki, Osami Yoshida and Kuniyoshi Kitamura who were elected in the general meeting of shareholders in March 2014, expires in March 2018, and the current term for Kazuto Ono who were elected in the general meeting of shareholders in March 2015, expires in March 2019.

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

Board of Directors and Audit & Supervisory Board Members

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is 17 and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.

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

Under the Corporation Law of Japan and the Company’s articles of incorporation, the board of directors may, by resolution, release current and former directors and Audit & Supervisory Board Members from liability for damages resulting from negligence in the fulfillment of their respective duties to the extent permitted by law. In addition, the Company may enter into contracts with outside directors limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law. Furthermore, the Company may enter into contracts with outside Audit & Supervisory Board Members limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law.

Canon established a standing committee, the Internal Control Committee in 2004, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to Canon, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations and internal controls. In 2015, with the aim of managing financial, compliance, and business risks from a comprehensive perspective, the Internal Control Committee was reorganized and renamed the Risk Management Committee which is tasked with performing this duty.

The Disclosure Committee was established with the president appointed as chairman in 2005. This committee was formed to ensure that Canon is not only in compliance with applicable laws, rules and regulations, but also to ensure that information disclosed to shareholders and capital markets is both correct and comprehensive.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 28, 2015, whom are expected to take the assignment on April 1, 2015, are listed below.

Name	Position	(Group executive/function)
Hiroyuki Suematsu	Senior Executive Officers	Group Executive of Quality Management HQ
Shigeyuki Uzawa	Senior Executive Officers	Chief Executive of Optical Products Operations
Akio Noguchi	Senior Executive Officers	Group Executive of Mixed Reality Solution Business Promotion HQ
Yuichi Ishizuka	Senior Executive Officers	President of Canon U.S.A., Inc.
Seymour Liebman	Senior Executive Officers	Executive Vice President of Canon U.S.A., Inc.
Rokus van Iperen	Senior Executive Officers	President of Canon Europa N.V. and Canon Europe Ltd.
Masato Okada	Executive Officers	Deputy Chief Executive of Image Communication Products Operations
Kazuto Ogawa	Executive Officers	Executive Vice President of Canon (China) Co., LTD.
Ryuichi Ebinuma	Executive Officers	Deputy Group Executive of Corporate R&D
Kazuhiko Noguchi	Executive Officers	Group Executive of External Relations HQ
Hiroaki Takeishi	Executive Officers	Group Executive of Semiconductor Production Equipment Group
Nobutoshi Mizusawa	Executive Officers	Deputy Group Executive of Corporate R&D
Yoichi Iwabuchi	Executive Officers	General Manager of Digital Platform Technology Development Group
Takashi Takeya	Executive Officers	Senior General Manager of Global Logistics Management Center
Katsumi Iijima	Executive Officers	Group Executive of Information & Communication Systems HQ
Nobuyuki Tainaka	Executive Officers	Senior General Manager of Global Legal administration Center
Takanobu Nakamasu	Executive Officers	Group Executive of Corporate Planning Development HQ
Soichi Hiramatsu	Executive Officers	Deputy Group Executive of Global Procurement HQ
Toshihiko Kusumoto	Executive Officers	Deputy Chief Executive of Office Imaging Products Operations
Shunsuke Inoue	Executive Officers	Deputy Group Executive of Device Technology Development HQ
Takayuki Miyamoto	Executive Officers	Chief Executive of Peripheral Products Operations
Akiko Tanaka	Executive Officers	President of Canon BioMedical, Inc.

B. Compensation

In the fiscal year ended December 31, 2014, Canon pays an aggregate of approximately ¥1,586 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2014.

Name (Position)	Company	Category of remuneration
		Basic Compensation	Bonus	Total
Fujio Mitarai (Director)	Canon Inc.	¥249	¥39	¥288
Toshizo Tanaka (Director)	Canon Inc.	115	22	137
Toshiaki Ikoma (Director)	Canon Inc.	108	20	128

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2014.

The following two elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year

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

Stock Options

The Company issues stock options for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without contribution and features of such stock options are proposed to and approved by the Ordinary General Meeting of Shareholders.

The Company has three stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 108th, 109th and

110th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on, March 27, 2009, March 30, 2010, and March 30, 2011. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.

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

(ii)The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.

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

(ii)The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2014, 2013 and 2012.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2014
Office	109,294	33,714	15,461	19,990	40,129
Imaging System	56,556	14,771	2,212	1,553	38,020
Industry and Others	15,993	10,893	356	748	3,996
Corporate	10,046	9,823	—	65	158

Total	191,889	69,201	18,029	22,356	82,303

December 31, 2013
Office	99,360	29,389	15,009	19,328	35,634
Imaging System	61,798	16,069	2,510	2,083	41,136
Industry and Others	22,401	14,606	1,225	1,166	5,404
Corporate	10,592	9,761	—	—	831

Total	194,151	69,825	18,744	22,577	83,005

December 31, 2012
Office	97,275	29,027	15,451	20,094	32,703
Imaging System	64,320	15,842	2,300	1,838	44,340
Industry and Others	24,403	15,396	1,335	1,229	6,443
Corporate	10,970	9,969	—	—	1,001

Total	196,968	70,234	19,086	23,161	84,487

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 27, 2015. The total is 347,963 shares, constituting 0.03% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	117,723
Toshizo Tanaka	Executive Vice President & CFO	21,710
Yoroku Adachi	Senior Managing Director	25,097
Shigeyuki Matsumoto	Senior Managing Director	24,652
Toshio Honma	Senior Managing Director	35,152
Hideki Ozawa	Senior Managing Director	17,550
Masaya Maeda	Senior Managing Director	12,500
Yasuhiro Tani	Managing Director	7,400
Kenichi Nagasawa	Director	3,200
Naoji Otsuka	Director	6,500
Masanori Yamada	Director	7,000
Aitake Wakiya	Director	5,400
Akiyoshi Kimura	Director	3,300
Eiji Osanai	Director	2,600
Masaaki Nakamura	Director	1,279
Kunitaro Saida	Director	400
Haruhiko Kato	Director	0
Makoto Araki	Audit & Supervisory Board Member	8,100
Kazuto Ono	Audit & Supervisory Board Member	3,700
Tadashi Ohe	Audit & Supervisory Board Member	41,400
Osami Yoshida	Audit & Supervisory Board Member	700
Kuniyoshi Kitamura	Audit & Supervisory Board Member	2,600

	Total	347,963

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the shareholders on March 27, 2009 is 189,000 shares of common stock. The exercise price of the rights is ¥3,287 per share and the rights are exercisable from May 1, 2011 to April 30, 2015.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the shareholders on March 30, 2010 is 236,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the shareholders on March 30, 2011 is 263,000 shares of common stock. The exercise price of the rights is ¥3,990 per share and the rights are exercisable from May 1, 2013 to April 30, 2017.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2014:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	58,306,900	4.4%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,346,700	3.6%
The Dai-Ichi Mutual Life Insurance Company, Limited	37,416,380	2.8%
Barclays Capital	30,228,586	2.3%
Moxley and Co.	26,572,812	2.0%
Mizuho Bank, Ltd.	22,558,173	1.7%
State Street Bank and Trust Company	20,146,784	1.5%
Nomura Securities CO., LTD.	19,622,777	1.5%
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.3%
State Street Bank and Trust Company	16,565,115	1.2%

Notes:

1:	Moxley and Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
2:	Apart from the above shares, The Dai-Ichi Mutual Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 241,931,637 shares (18.14% of total issued shares) of treasury stock.
4:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2014, 13.6% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 253 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 27, 2015.

In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 7 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

C. Interests of experts and counsel

Not applicable.

Item  8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2012, 2013, and 2014 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

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

In 2014, the business environment remained challenging, characterized by, among other factors, prolonged global economic weakness. Thanks, however, to efforts to strengthen product competitiveness and the Company’s financial position through a management focus on profitability and cash flow, Canon was able to generate ample cash reserves. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥65 per share already distributed, and year-end dividend of ¥85), which represents a ¥20 increase from the previous year’s dividend.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2010 Year	¥4,520	¥3,205	1,001.77	799.64	¥11,408.17	¥8,796.45
2011 Year	4,280	3,220	976.28	703.88	10,891.60	8,135.79
2012 Year	4,015	2,308	872.42	692.18	10,433.63	8,238.96
2013 1(st) quarter	3,670	3,185	1,061.75	862.62	12,650.26	10,398.61
2(nd) quarter	4,115	3,070	1,289.77	971.33	15,942.60	11,805.78
3(rd) quarter	3,480	2,913	1,232.02	1,103.94	14,953.29	13,188.14
4(th) quarter	3,410	3,035	1,302.87	1,138.75	16,320.22	13,748.94
2013 Year	4,115	2,913	1,302.87	862.62	16,320.22	10,398.61
2014 1(st) quarter	3,330	2,889	1,308.08	1,139.27	16,164.01	13,995.86
2(nd) quarter	3,446	3,093	1,273.80	1,121.50	15,442.67	13,885.11
3(rd) quarter	3,628	3,255	1,346.43	1,224.85	16,374.14	14,753.84
4(th) quarter	4,045	3,172	1,454.22	1,177.22	18,030.83	14,529.03
2014 Year	4,045	2,889	1,454.22	1,121.50	18,030.83	13,885.11

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2014 July	¥3,432	¥3,255	1,300.53	1,247.66	¥15,759.66	¥15,101.49
August	3,432	3,295	1,296.02	1,224.85	15,628.78	14,753.84
September	3,628	3,372	1,346.43	1,279.52	16,374.14	15,440.99
October	3,596	3,172	1,338.35	1,177.22	16,533.91	14,529.03
November	3,804	3,454	1,413.27	1,353.42	17,520.54	16,713.37
December	4,045	3,733	1,454.22	1,346.37	18,030.83	16,672.94
2015 January	3,950	3,664	1,433.35	1,343.29	17,850.59	16,592.57
February	3,897	3,654	1,529.20	1,387.38	18,865.39	17,271.87

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

	NYSE (Canon Inc.)
	(U.S. dollars)
Period	High	Low
2010 Year	$52.150	$36.800
2011 Year	52.300	41.700
2012 Year	48.480	29.810
2013 1(st) quarter	40.430	34.690
2(nd) quarter	38.890	32.090
3(rd) quarter	34.800	29.820
4(th) quarter	33.550	31.110
2013 Year	40.430	29.820
2014 1(st) quarter	31.950	28.670
2(nd) quarter	33.820	30.580
3(rd) quarter	33.960	32.000
4(th) quarter	33.530	29.600
2014 Year	33.960	28.670

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2014 July	$33.960	$32.000
August	33.390	32.630
September	33.370	32.510
October	32.560	29.600
November	32.070	30.540
December	33.530	31.570
2015 January	33.320	30.780
February	32.710	31.330

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2014. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders after January 1, 2014 is 15% under the Japanese Income Tax Law except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (“Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Due to the abolishment of the lower tax rate, such as the 7.147% rate under the domestic tax law as of December 31, 2013, the tax rate under the applicable tax treaty will normally be lower than that under the domestic tax law and, if so, the treaty override treatment will apply. As such, the tax rate under the Treaty will normally apply for most holders of shares or ADSs who are U.S. residents or corporations. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Company. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”), or intermediaries in the chain of ownership between the holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.

This discussion assumes that the Company was not a passive foreign investment company for 2014, as described below.

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

Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. holder, in the case of the Company shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2014 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition including certain pledges of the Company shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the Company shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that would result in alternative tax treatments.

In addition, if the Company were a PFIC or with respect to a particular U.S. holder, were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2014.

Available-for-sale securities

	2014
	Cost	Fair value
	(Millions of yen)
Debt securities
Due after five years	¥843	¥961
Fund trusts	84	84
Equity securities	20,905	40,653

	¥21,832	¥41,698

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2014. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2015.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	¥193,195	¥141,815	¥23,852	¥358,862
Estimated fair value	(8,300)	(2,457)	(423)	(11,180)
Forwards to buy foreign currencies:
Contract amounts	¥12,018	¥9,347	—	¥21,365
Estimated fair value	316	(38)	—	278

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2014, 2013 and 2012. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥145 million, ¥111 million and ¥221 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2014.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2014, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Item 16A. Audit Committee Financial Expert

Canon’s Audit & Supervisory Board has determined that Osami Yoshida is an “audit committee financial expert” as defined by the rules of the SEC. Osami Yoshida has considerable experience and advanced expert knowledge in corporate accounting gained thorough his longstanding practice as a certified public accountant. Osami Yoshida was elected as one of Canon’s Outside Audit & Supervisory Board Members at an ordinary general meeting of shareholders held in March 2014. Osami Yoshida met the independence requirements imposed on Audit & Supervisory Board Members as set forth by Japanese legal provisions.

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

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Canon’s Audit & Supervisory Board consisting of five members, including three outside auditors, is responsible for the oversight of the services of its independent registered public accounting firm. The Audit & Supervisory Board has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services. These policies and procedures govern the Audit & Supervisory Board’s review and approval of the board of director’s engagement of Canon’s independent registered public accounting firm to render audit or non-audit services. Non-audit services include audit-related services, tax services and other services, as described in greater detail below under “Fees and Services.” Canon and any affiliate controlled by Canon directly, indirectly or through one or more intermediaries must follow these policies and procedures before any engagement of Canon’s independent registered public accounting firm for U.S. securities law reporting purposes.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2014	Year ended December 31, 2013
	(Millions of yen)
Audit fees	¥2,544	2,444
Audit-related fees	73	57
Tax fees	120	189
All other fees	97	275

Total	¥2,834	2,965

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2014 and 2013.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2014	(Shares)	(Yen)
January 1 - January 31	993	3,251	—	—
February 1 - February 28	9,582,331	3,131	9,581,500	—
March 1 - March 31	6,376,619	3,137	6,376,100	—
April 1 - April 30	928	3,181	—	—
May 1 - May 31	15,121,152	3,307	—	—
June 1 - June 30	915	3,391	15,120,500	—
July 1 - July 31	619	3,333	—	—
August 1 - August 31	592	3,403	—	—
September 1- September 30	1,431	3,514	—	—
October 1 - October 31	987	3,395	—	—
November 1 - November 30	14,147,798	3,534	14,146,600	—
December 1 - December 31	1,777	3,876	—	—

Notes:

(1)	On February 18, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 18 million shares with an aggregate purchase price of ¥50 billion during the period from February 19, 2014 through April 4, 2014.

(2)	On May 8, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 17 million shares with an aggregate purchase price of ¥50 billion during the period from May 9, 2014 through July 29, 2014.
(3)	On October 30, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 17 million shares with an aggregate purchase price of ¥50 billion during the period from October 31, 2014 through December 16, 2014.
(4)	The Company has completed all of its share repurchase plans or programs listed above by December 31, 2014.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2014, the Company purchased 11,442 shares for a total purchase price of 39,174,887 yen upon requests from holders of shares consisting less than one full unit.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Significant Differences in Corporate Governance Practices between Canon and U.S. Companies Listed on the NYSE

Section 303A of the New York Stock Exchange (the “NYSE”) Listed Company Manual (the “Manual”) provides that companies listed on the NYSE must comply with certain corporate governance standards. However, foreign private issuers whose shares have been listed on the NYSE, such as Canon Inc. (the “Company”), are permitted, with certain exceptions, to follow the laws and practices of their home country in place of the corporate governance practices stipulated under the Manual. In such circumstances, the foreign private issuer is required to disclose the significant differences between the corporate governance practices under Section 303A of the Manual and those required in Japan. A summary of these differences as they apply to the Company is provided below.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 27, 2015

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2014	2013
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥844,580	¥788,909
Short-term investments (Note 2)	71,863	47,914
Trade receivables, net (Note 3)	625,675	608,741
Inventories (Note 4)	528,167	553,773
Prepaid expenses and other current assets (Notes 6, 12 and 17)	321,648	286,605

Total current assets	2,391,933	2,285,942
Noncurrent receivables (Note 18)	29,785	19,276
Investments (Note 2)	65,176	70,358
Property, plant and equipment, net (Notes 5 and 6)	1,269,529	1,278,730
Intangible assets, net (Notes 7 and 8)	177,288	145,075
Other assets (Notes 6, 7, 8, 11 and 12)	526,907	443,329

Total assets	¥4,460,618	¥4,242,710

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥1,018	¥1,299
Trade payables (Note 10)	310,214	307,157
Accrued income taxes (Note 12)	57,212	53,196
Accrued expenses (Notes 11 and 18)	345,237	315,536
Other current liabilities (Notes 5, 12 and 17)	207,698	171,119

Total current liabilities	921,379	848,307
Long-term debt, excluding current installments (Note 9)	1,148	1,448
Accrued pension and severance cost (Note 11)	280,928	229,664
Other noncurrent liabilities (Notes 7 and 12)	116,405	96,514

Total liabilities	1,319,860	1,175,933

Commitments and contingent liabilities (Note 18)
Equity:
Canon Inc. stockholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2014 and 2013	174,762	174,762
Additional paid-in capital	401,563	402,029
Legal reserve (Note 13)	64,599	63,091
Retained earnings (Note 13)	3,320,392	3,212,692
Accumulated other comprehensive income (loss) (Note 14)	28,286	(80,646)
Treasury stock, at cost; 241,931,637 shares in 2014 and 196,764,060 shares in 2013	(1,011,418)	(861,666)

Total Canon Inc. stockholders’ equity	2,978,184	2,910,262
Noncontrolling interests	162,574	156,515

Total equity	3,140,758	3,066,777

Total liabilities and equity	¥4,460,618	¥4,242,710

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Net sales	¥3,727,252	¥3,731,380	¥3,479,788
Cost of sales (Notes 5, 8, 11 and 18)	1,865,780	1,932,959	1,829,822

Gross profit	1,861,472	1,798,421	1,649,966
Operating expenses (Notes 1, 5, 8, 11, 15 and 18):
Selling, general and administrative expenses	1,189,004	1,154,820	1,029,646
Research and development expenses	308,979	306,324	296,464

	1,497,983	1,461,144	1,326,110

Operating profit	363,489	337,277	323,856
Other income (deductions):
Interest and dividend income	7,906	6,579	6,792
Interest expense	(500)	(550)	(1,022)
Other, net (Notes 1, 2, 17 and 20)	12,344	4,298	12,931

	19,750	10,327	18,701

Income before income taxes	383,239	347,604	342,557
Income taxes (Note 12)	118,000	108,088	110,112

Consolidated net income	265,239	239,516	232,445
Less: Net income attributable to noncontrolling interests	10,442	9,033	7,881

Net income attributable to Canon Inc.	¥254,797	¥230,483	¥224,564

	(Yen)
Net income attributable to Canon Inc. stockholders per share (Note 16):
Basic	¥229.03	¥200.78	¥191.34
Diluted	229.03	200.78	191.34
Cash dividends per share	150.00	130.00	130.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Consolidated net income	¥265,239	¥239,516	¥232,445
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	143,834	251,576	133,735
Net unrealized gains and losses on securities	2,524	6,612	3,265
Net gains and losses on derivative instruments	(195)	2,056	(4,880)
Pension liability adjustments	(37,985)	32,669	(12,787)

	108,178	292,913	119,333

Comprehensive income	373,417	532,429	351,778
Less: Comprehensive income attributable to noncontrolling interests	9,666	14,688	10,824

Comprehensive income attributable to Canon Inc.	¥363,751	¥517,741	¥340,954

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667
Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)
Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)
Dividends paid to noncontrolling interests								(3,492)	(3,492)
Transfer to legal reserve			2,659	(2,659)			—		—
Comprehensive income:
Net income				224,564			224,564	7,881	232,445
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					132,704		132,704	1,031	133,735
Net unrealized gains and losses on securities					3,148		3,148	117	3,265
Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)
Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)

Total comprehensive income							340,954	10,824	351,778

Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)

Balance at December 31, 2012	174,762	401,547	61,663	3,138,976	(367,249)	(811,673)	2,598,026	156,276	2,754,302
Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)
Dividends to Canon Inc. stockholders				(155,627)			(155,627)		(155,627)
Dividends to noncontrolling interests								(3,267)	(3,267)
Transfer to legal reserve			1,428	(1,428)			—		—
Comprehensive income:
Net income				230,483			230,483	9,033	239,516
Other comprehensive income, net of tax (Note 14):
Foreign currency translation adjustments					249,791		249,791	1,785	251,576
Net unrealized gains and losses on securities					6,097		6,097	515	6,612
Net gains and losses on derivative instruments					2,056		2,056	—	2,056
Pension liability adjustments					29,314		29,314	3,355	32,669

Total comprehensive income							517,741	14,688	532,429

Repurchase of treasury stock, net		(7)		(7)		(49,993)	(50,007)		(50,007)

Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥3,066,777

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥3,066,777
Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)
Dividends to Canon Inc. stockholders				(145,790)			(145,790)		(145,790)
Dividends to noncontrolling interests								(2,949)	(2,949)
Transfer to legal reserve			1,508	(1,508)			—		—
Comprehensive income:
Net income				254,797			254,797	10,442	265,239
Other comprehensive income, (loss) net of tax (Note 14):
Foreign currency translation adjustments					142,813		142,813	1,021	143,834
Net unrealized gains and losses on securities					2,301		2,301	223	2,524
Net gains and losses on derivative instruments					(195)		(195)	—	(195)
Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)

Total comprehensive income							363,751	9,666	373,417

Repurchase of treasury stock, net		(46)		(15)		(149,752)	(149,813)		(149,813)

Balance at December 31, 2014	¥174,762	¥401,563	¥64,599	¥3,320,392	¥28,286	¥(1,011,418)	¥2,978,184	¥162,574	¥3,140,758

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥265,239	¥239,516	¥232,445
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	263,480	275,173	258,133
Loss on disposal of fixed assets	12,429	10,638	11,242
Impairment loss of investments	12	39	1,527
Equity in (earnings) losses of affiliated companies	(478)	664	(610)
Deferred income taxes	8,929	16,791	7,487
Decrease in trade receivables	9,323	45,040	5,030
(Increase) decrease in inventories	59,004	85,577	(24,805)
Decrease in trade payables	(24,620)	(108,622)	(102,293)
Increase (decrease) in accrued income taxes	3,586	(9,432)	12,427
Increase (decrease) in accrued expenses	11,124	(15,635)	(30,089)
Increase (decrease) in accrued (prepaid) pension and severance cost	(6,305)	(15,568)	5,515
Other, net	(17,796)	(16,539)	8,068

Net cash provided by operating activities	583,927	507,642	384,077
Cash flows from investing activities:

Purchases of fixed assets (Note 5)	(218,362)	(233,175)	(316,211)
Proceeds from sale of fixed assets (Note 5)	3,994	1,763	4,861
Purchases of available-for-sale securities	(311)	(5,771)	(417)
Proceeds from sale and maturity of available-for-sale securities	2,606	4,528	344
(Increase) decrease in time deposits, net	(14,223)	(12,483)	103,137
Acquisitions of subsidiaries, net of cash acquired (Note 7)	(54,772)	(4,914)	(704)
Purchases of other investments	—	(296)	(796)
Other, net	11,770	136	(2,954)

Net cash used in investing activities	(269,298)	(250,212)	(212,740)
Cash flows from financing activities:

Proceeds from issuance of long-term debt	1,377	1,483	614
Repayments of long-term debt	(2,152)	(2,334)	(3,732)
Decrease in short-term loans, net	(54)	(547)	(5,055)
Dividends paid	(145,790)	(155,627)	(142,362)
Repurchases of treasury stock, net	(149,813)	(50,007)	(149,968)
Other, net	(4,454)	(15,149)	(19,236)

Net cash used in financing activities	(300,886)	(222,181)	(319,739)
Effect of exchange rate changes on cash and cash equivalents	41,928	86,982	41,853

Net change in cash and cash equivalents	55,671	122,231	(106,549)
Cash and cash equivalents at beginning of year	788,909	666,678	773,227

Cash and cash equivalents at end of year	¥844,580	¥788,909	¥666,678

Supplemental disclosure for cash flow information :
Cash paid during the year for:
Interest	¥462	¥500	¥1,084
Income taxes	111,819	108,950	98,096

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Canon’s consolidated net sales for the years ended December 31, 2014, 2013 and 2012 were distributed as follows: the Office Business Unit 55.8%, 53.6% and 50.5%, the Imaging System Business Unit 36.0%, 38.8% and 40.4%, the Industry and Others Business Unit 10.7%, 10.0% and 11.7%, and elimination between segments 2.5%, 2.4% and 2.6%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 21.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 80.6%, 80.8% and 79.3% of consolidated net sales for the years ended December 31, 2014, 2013 and 2012 were generated outside Japan, with 27.8%, 28.4% and 27.0% in the Americas, 29.3%, 30.1% and 29.1% in Europe, and 23.5%, 22.3% and 23.2% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to Hewlett-Packard Company; such sales constituted 17.4%, 17.6% and 17.0% of consolidated net sales for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in the Office Business Unit.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥2,628 million for the year ended December 31, 2014, a net loss of ¥1,992 million for the year ended December 31, 2013 and a net gain of ¥9,130 million for the year ended December 31, 2012, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥139,240 million and ¥183,078 million at December 31, 2014 and 2013, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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

Intangible assets with finite useful lives consist primarily of software, license fees, patented technologies and customer relationships. Software and license fees are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 5 years for software and 5 years to 10 years for license fees. Patented technologies are amortized using the straight-line method principally over the estimated useful lives, which range from 8 years to 16 years. Customer relationships are amortized principally using the declining-balance method over the estimated useful life of 5 years. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions to sales are based upon historical trends and other known factors at the time of sale. Canon regularly adjusts its estimates each period in the ordinary course of establishing sales incentive program accruals based on current information. During the year ended December 31, 2012, Canon revised its estimates for sales incentive program accruals based on new information which was not available at the time that the accrual was established due to unique circumstances, such as the earthquake in Japan and the flooding in Thailand that occurred in 2011 as well as a recent shift in usage of incentive programs from mail-in rebates to instant rebates. This change in estimate caused an increase in net income attributable to Canon Inc. of ¥10,785 million, and an increase in basic and diluted net income attributable to Canon Inc. stockholders per share of ¥9.19 each. During the years ended December 31, 2014 and 2013, such adjustments were not significant. Canon also provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥79,765 million, ¥86,398 million and ¥83,134 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥49,576 million, ¥47,460 million and ¥38,499 million for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2016 and is required to be adopted by Canon from the quarter beginning January 1, 2017. Early adoption is not permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	¥331	¥—	¥6	¥325
Corporate bonds	512	153	29	636
Fund trusts	84	—	—	84
Equity securities	20,905	19,765	17	40,653

	¥21,832	¥19,918	¥52	¥41,698

	December 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	¥338	¥—	¥31	¥307
Corporate bonds	491	16	26	481
Fund trusts	68	—	—	68
Equity securities	18,112	16,450	26	34,536

	¥19,009	¥16,466	¥83	¥35,392

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at December 31, 2014:

	Cost	Fair value
	(Millions of yen)
Due after five years	¥843	¥961

	¥843	¥961

Gross realized gains were ¥2,540 million, ¥2,360 million and ¥238 million for the years ended December 31, 2014, 2013 and 2012, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥31 million, ¥2 million and ¥1,545 million for the years ended December 31, 2014, 2013 and 2012, respectively.

At December 31, 2014, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥71,863 million and ¥47,914 million at December 31, 2014 and 2013, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥1,164 million and ¥14,794 million at December 31, 2014 and 2013, respectively. These investments were not evaluated for

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

impairment at December 31, 2014 and 2013, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥20,863 million and ¥18,937 million at December 31, 2014 and 2013, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥478 million, losses of ¥664 million and earnings of ¥610 million for the years ended December 31, 2014, 2013 and 2012, respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2014	2013
	(Millions of yen)
Notes	¥18,476	¥15,461
Accounts	619,321	606,010

	637,797	621,471
Less allowance for doubtful receivables	(12,122)	(12,730)

	¥625,675	¥608,741

4.	Inventories

Inventories are summarized as follows:

	December 31
	2014	2013
	(Millions of yen)
Finished goods	¥363,685	¥406,443
Work in process	144,394	128,120
Raw materials	20,088	19,210

	¥528,167	¥553,773

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2014	2013
	(Millions of yen)
Land	¥286,336	¥282,484
Buildings	1,609,667	1,570,024
Machinery and equipment	1,822,026	1,736,107
Construction in progress	70,759	73,645

	3,788,788	3,662,260
Less accumulated depreciation	(2,519,259)	(2,383,530)

	¥1,269,529	¥1,278,730

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 were ¥213,739 million, ¥223,158 million and ¥211,973 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥40,483 million and ¥33,585 million at December 31, 2014 and 2013, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2014	2013
	(Millions of yen)
Total minimum lease payments receivable	¥308,733	¥278,621
Unguaranteed residual values	13,924	9,566
Executory costs	(1,680)	(2,184)
Unearned income	(31,919)	(29,875)

	289,058	256,128
Less allowance for credit losses	(6,276)	(7,323)

	282,782	248,805
Less current portion	(102,920)	(91,025)

	¥179,862	¥157,780

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2014	2013
	(Millions of yen)
Balance at beginning of year	¥7,323	¥6,908
Charge-offs	(1,171)	(1,278)
Provision	154	212
Other	(30)	1,481

Balance at end of year	¥6,276	¥7,323

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2014 and 2013 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2014 and 2013 was ¥113,997 million and ¥103,403 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2014 and 2013 was ¥87,338 million and ¥78,821 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2014.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2015	¥121,619	¥8,541
2016	90,955	4,585
2017	56,672	3,064
2018	28,688	1,450
2019	10,013	678
Thereafter	786	220

	¥308,733	¥18,538

7.	Acquisitions

During the year ended December 31, 2014, Canon acquired several companies for a total cash consideration of ¥70,671 million, of which ¥30,696 million, ¥8,789 million, and ¥4,633 million was attributed to intangible assets, the related deferred tax liabilities, and other net assets acquired, respectively, and the residual amount of ¥44,131 million was recorded as goodwill. The goodwill recorded is attributable primarily to expected synergies from the combined operations of the acquired companies and Canon. None of the goodwill is expected to be deductible for tax purposes. Total acquisition-related costs were expensed as incurred and were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

Intangible assets acquired, which are subject to amortization, consist of software of ¥13,290 million, customer relationships of ¥1,628 million and other intangible assets of ¥3,841 million. Canon has estimated the weighted average amortization period for the software and customer relationships to be 7 years and 6 years, respectively. The weighted average amortization period for all intangible assets is approximately 9 years. Intangible assets acquired, which are not subject to amortization, consist of in-process research and development of ¥11,937 million.

The results of operations of the acquired companies were included in Canon’s consolidated financial statements from the respective acquisition dates and were not material. Pro forma results of operations have not been disclosed because the effects of these acquisitions were not material, individually and in the aggregate.

8.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the years ended December 31, 2014 and 2013, including those recorded from businesses acquired, totaled ¥62,189 million and ¥42,630 million, which primarily consist of software of ¥54,686 million and ¥37,419 million, respectively. The weighted average amortization periods for intangible assets in total acquired during the years ended December 31, 2014 and 2013 are approximately 5 years and 4 years, respectively. The weighted average amortization periods for software acquired during the years ended December 31, 2014 and 2013 are approximately 4 years.

The components of intangible assets subject to amortization at December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	¥312,069	¥185,885	¥271,425	¥167,411
Customer relationships	53,494	46,713	50,792	39,957
Patented technologies	13,059	9,052	29,067	24,027
License fees	11,765	7,860	13,194	7,902
Other	36,625	18,281	32,319	16,094

	¥427,012	¥267,791	¥396,797	¥255,391

Aggregate amortization expense for the years ended December 31, 2014, 2013 and 2012 was ¥49,741 million, ¥52,015 million and ¥46,160 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥41,498 million in 2015, ¥32,853 million in 2016, ¥22,583 million in 2017, ¥14,115 million in 2018, and ¥8,457 million in 2019.

Intangible assets not subject to amortization other than goodwill at December 31, 2014 were ¥18,067 million, which primarily consist of in-process research and development recorded from businesses acquired. Intangible assets not subject to amortization other than goodwill at December 31, 2013 were not significant.

Goodwill is included in other assets in the consolidated balance sheets. For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2014 and 2013 were as follows:

	Year ended December 31, 2014
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥139,412	¥13,877	¥8,351	¥161,640
Goodwill acquired during the year	3,971	7,424	32,736	44,131
Translation adjustments and other	1,952	479	3,134	5,565

Balance at end of year	¥145,335	¥21,780	¥44,221	¥211,336

	Year ended December 31, 2013
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥111,348	¥12,674	¥6,821	¥130,843
Goodwill acquired during the year	4,083	—	—	4,083
Translation adjustments and other	23,981	1,203	1,530	26,714

Balance at end of year	¥139,412	¥13,877	¥8,351	¥161,640

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2014 and 2013 were ¥3 million and ¥54 million, respectively.

Long-term debt consisted of the following:

	December 31
	2014	2013
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2024; bearing weighted average interest of 2.79% and 1.15% at December 31, 2014 and 2013, respectively.	¥145	¥211
Capital lease obligations	2,018	2,482

	2,163	2,693
Less current portion	(1,015)	(1,245)

	¥1,148	¥1,448

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

The aggregate annual maturities of long-term debt outstanding at December 31, 2014 were as follows:

(Millions of yen)
Year ending December 31:
2015	¥1,015
2016	519
2017	349
2018	200
2019	75
Thereafter	5

¥2,163

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2014	2013
	(Millions of yen)
Notes	¥14,112	¥8,005
Accounts	296,102	299,152

	¥310,214	¥307,157

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

Effective January 1, 2014, defined benefit pension plans of certain subsidiaries in the Netherlands were terminated, and the related plan assets and obligations were transferred to a multiemployer pension plan for the industry in which these subsidiaries operate. As a result, the Company recorded a gain on curtailments and settlements of ¥9,370 million in selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2014.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥684,842	¥651,520	¥486,572	¥364,609
Service cost	26,445	26,005	6,801	9,448
Interest cost	10,772	11,655	10,654	14,299
Plan participants’ contributions	—	—	1,522	2,617
Actuarial loss	59,496	14,959	44,580	8,981
Benefits paid	(21,224)	(19,297)	(7,352)	(9,415)
Curtailments and settlements	—	—	(191,179)	(2,868)
Foreign currency exchange rate changes	—	—	13,064	98,901

Benefit obligations at end of year	760,331	684,842	364,662	486,572
Change in plan assets:
Fair value of plan assets at beginning of year	581,996	495,452	360,527	249,534
Actual return on plan assets	43,714	84,382	17,851	20,640
Employer contributions	15,676	19,810	6,470	28,705
Plan participants’ contributions	—	—	1,522	2,617
Benefits paid	(19,265)	(17,648)	(7,041)	(9,106)
Settlements	—	—	(165,640)	(2,656)
Foreign currency exchange rate changes	—	—	7,732	70,793

Fair value of plan assets at end of year	622,121	581,996	221,421	360,527

Funded status at end of year	¥(138,210)	¥(102,846)	¥(143,241)	¥(126,045)

Amounts recognized in the consolidated balance sheets at December 31, 2014 and 2013 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
	(Millions of yen)		(Millions of yen)
Other assets	¥532	¥559	¥—	¥1,106
Accrued expenses	—	—	(1,055)	(892)
Accrued pension and severance cost	(138,742)	(103,405)	(142,186)	(126,259)

	¥(138,210)	¥(102,846)	¥(143,241)	¥(126,045)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2014 and 2013 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
	(Millions of yen)		(Millions of yen)
Actuarial loss	¥209,829	¥186,052	¥69,287	¥50,344
Prior service credit	(92,527)	(105,327)	(57)	(118)

	¥117,302	¥80,725	¥69,230	¥50,226

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	¥720,034	¥631,887	¥343,023	¥464,195

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥756,941	¥676,308	¥364,662	¥485,466
Fair value of plan assets	618,199	572,903	221,421	358,315
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥716,940	¥611,602	¥339,305	¥463,089
Fair value of plan assets	618,199	560,093	216,560	358,315

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2014, 2013 and 2012 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2014	2013	2012	2014	2013	2012
	(Millions of yen)			(Millions of yen)
Service cost	¥26,445	¥26,005	¥25,738	¥6,801	¥9,448	¥5,884
Interest cost	10,772	11,655	11,788	10,654	14,299	13,176
Expected return on plan assets	(18,018)	(15,273)	(13,791)	(10,637)	(13,949)	(11,806)
Amortization of prior service credit	(12,800)	(12,306)	(13,079)	(61)	(143)	(116)
Amortization of actuarial loss	10,023	13,546	16,277	1,698	2,005	1,351
(Gain) loss on curtailments and settlements	—	—	—	(9,370)	146	—

	¥16,422	¥23,627	¥26,933	¥(915)	¥11,806	¥8,489

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2014	2013	2012	2014	2013	2012
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	¥33,800	¥(54,150)	¥(21,753)	¥37,366	¥2,290	¥31,661
Amortization of actuarial loss	(10,023)	(13,546)	(16,277)	(1,698)	(2,005)	(1,351)
Amortization of prior service credit	12,800	12,306	13,079	61	143	116
Curtailments and settlements	—	—	—	(16,725)	(358)	—

	¥36,577	¥(55,390)	¥(24,951)	¥19,004	¥70	¥30,426

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	¥(12,591)	¥(55)
Actuarial loss	11,031	1,993

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2014	2013	2014	2013
Discount rate	1.1%	1.6%	2.9%	3.8%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.0%	2.3%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2014	2013	2012	2014	2013	2012
Discount rate	1.6%	1.8%	1.9%	3.9%	3.6%	4.6%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.3%	2.2%	2.4%
Expected long-term rate of return on plan assets	3.1%	3.1%	3.1%	4.9%	5.2%	5.4%

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

Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2014 and 2013, by asset category, are as follows:

	December 31, 2014
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥51,805	¥—	¥—	¥51,805	¥—	¥—	¥—	¥—
Foreign companies	10,233	—	—	10,233	31,963	—	—	31,963
Pooled funds (b)	—	124,388	—	124,388	—	74,744	—	74,744
Debt securities:
Government bonds (c)	143,431	—	—	143,431	7,899	—	—	7,899
Municipal bonds	—	573	—	573	—	3,221	—	3,221
Corporate bonds	—	11,775	—	11,775	—	24,014	—	24,014
Pooled funds (d)	—	118,606	—	118,606	—	23,260	—	23,260
Mortgage backed securities (and other asset backed securities)	—	12,310	—	12,310	—	—	—	—
Life insurance company general accounts	—	123,575	—	123,575	—	7,049	—	7,049
Other assets	—	23,825	1,600	25,425	—	49,271	—	49,271

	¥205,469	¥415,052	¥1,600	¥622,121	¥39,862	¥181,559	¥—	¥221,421

	December 31, 2013
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥51,159	¥—	¥—	¥51,159	¥—	¥—	¥—	¥—
Foreign companies	10,347	—	—	10,347	43,681	—	—	43,681
Pooled funds (f)	—	145,417	—	145,417	—	104,933	—	104,933
Debt securities:
Government bonds (g)	124,800	—	—	124,800	44,192	—	—	44,192
Municipal bonds	—	1,027	—	1,027	—	2,246	—	2,246
Corporate bonds	—	10,543	—	10,543	—	32,921	—	32,921
Pooled funds (h)	—	101,583	—	101,583	—	57,518	—	57,518
Mortgage backed securities (and other asset backed securities)	—	9,569	—	9,569	—	5,098	—	5,098
Life insurance company general accounts	—	109,097	—	109,097	—	15,420	—	15,420
Other assets	—	17,636	818	18,454	—	54,518	—	54,518

	¥186,306	¥394,872	¥818	¥581,996	¥87,873	¥272,654	¥—	¥360,527

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥197 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

(b)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 85% foreign government bonds and 15% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥572 million.
(f)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 30% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 85% foreign government bonds and 15% corporate bonds for foreign plans.

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

The fair value of Level 3 assets, consisting of hedge funds, was ¥1,600 million and ¥818 million at December 31, 2014 and 2013, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2014 and 2013 were not significant.

Contributions

Canon expects to contribute ¥14,674 million to its Japanese defined benefit pension plans and ¥11,583 million to its foreign defined benefit pension plans for the year ending December 31, 2015.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2015	¥18,521	¥7,351
2016	20,326	7,704
2017	21,610	7,889
2018	23,826	8,446
2019	25,989	9,035
2020 – 2024	163,611	54,765

Multiemployer pension plans

Effective January 1, 2014, certain subsidiaries in the Netherlands participated in a multiemployer pension plan determined in accordance with collective bargaining agreements for the industry in which these subsidiaries operate. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements. The amount of contributions to the multiemployer pension plan which was expensed for the year ended December 31, 2014 was ¥2,815 million.

Defined contribution plans

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2014, 2013 and 2012 were ¥15,077 million, ¥14,383 million and ¥13,021 million, respectively.

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2014
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥277,041	¥106,198	¥383,239

Income taxes:
Current	¥83,221	¥25,850	¥109,071
Deferred	6,796	2,133	8,929

	¥90,017	¥27,983	¥118,000

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2013
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥251,351	¥96,253	¥347,604

Income taxes:
Current	¥75,134	¥16,163	¥91,297
Deferred	4,005	12,786	16,791

	¥79,139	¥28,949	¥108,088

	Year ended December 31, 2012
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥257,640	¥84,917	¥342,557

Income taxes:
Current	¥73,573	¥29,052	¥102,625
Deferred	13,900	(6,413)	7,487

	¥87,473	¥22,639	¥110,112

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 38% for the years ended December 31, 2014 and 2013, respectively, and approximately 40% for the year ended December 31, 2012.

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate was reduced from approximately 40% to 38% effective from the year ended December 31, 2013, and to approximately 35% effective from the year ending December 31, 2016. On March 20, 2014, further amendments were enacted into law, and the reduction of the statutory income tax rate to approximately 35% became effective one year earlier, from the year ending December 31, 2015. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities which were expected to be settled or realized in the period from January 1, 2015 is approximately 35%. The adjustments of deferred tax assets and liabilities for this further amendment to tax law, which were reflected in income taxes for the year ended December 31, 2014, were not material.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2014	2013	2012
Japanese statutory income tax rate	38.0%	38.0%	40.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.7	0.9	0.8
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.7)	(3.3)	(4.3)
Tax credit for research and development expenses	(5.0)	(5.4)	(5.7)
Change in valuation allowance	(0.5)	0.2	(1.7)
Other	1.3	0.7	3.0

Effective income tax rate	30.8%	31.1%	32.1%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2014	2013
	(Millions of yen)
Prepaid expenses and other current assets	¥61,943	¥61,902
Other assets	117,636	103,539
Other current liabilities	(3,456)	(3,621)
Other noncurrent liabilities	(80,459)	(63,129)

	¥95,664	¥98,691

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below:

	December 31
	2014	2013
	(Millions of yen)
Deferred tax assets:
Inventories	¥16,085	¥12,988
Accrued business tax	3,951	4,448
Accrued pension and severance cost	79,392	59,964
Research and development – costs capitalized for tax purposes	8,616	10,978
Property, plant and equipment	29,558	26,626
Accrued expenses	43,706	37,153
Net operating losses carried forward	38,351	38,439
Other	34,673	44,482

	254,332	235,078
Less valuation allowance	(37,498)	(35,055)

Total deferred tax assets	216,834	200,023

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(10,368)	(10,876)
Net unrealized gains on securities	(6,801)	(5,740)
Tax deductible reserve	(5,696)	(6,160)
Financing lease revenue	(58,958)	(50,605)
Prepaid pension and severance cost	(1,671)	(671)
Other	(37,676)	(27,280)

Total deferred tax liabilities	(121,170)	(101,332)

Net deferred tax assets	¥95,664	¥98,691

The net changes in the total valuation allowance were an increase of ¥2,443 million for the year ended December 31, 2014, and an increase of ¥2,888 million for the year ended December 31, 2013, and a decrease of ¥1,621 million for the year ended December 31, 2012.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2014.

At December 31, 2014, Canon had net operating losses which can be carried forward for income tax purposes of ¥194,572 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	¥1,211
After one year through five years	31,393
After five years through ten years	60,913
After ten years through twenty years	63,783
Indefinite period	37,272

Total	¥194,572

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥28,318 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2014 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2014, such undistributed earnings of these subsidiaries were ¥961,917 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Balance at beginning of year	¥6,201	¥7,711	¥2,933
Additions for tax positions of the current year	1,649	312	869
Additions for tax positions of prior years	216	388	4,903
Reductions for tax positions of prior years	(114)	(3,141)	(1,546)
Settlements with tax authorities	(1,808)	(347)	(41)
Other	287	1,278	593

Balance at end of year	¥6,431	¥6,201	¥7,711

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥6,431 million and ¥6,201 million at December 31, 2014 and 2013, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2014, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2014 and 2013, and interest and penalties included in income taxes for the years ended December 31, 2014, 2013 and 2012 are not significant.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2012. While there has been no specific indication by the tax authority that Canon will be subject to a transfer pricing examination in the near future, the tax authority could conduct a transfer pricing examination for years after 2007. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2006 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2005 in major foreign tax jurisdictions.

13.	Legal Reserve and Retained Earnings

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Corporation Law of Japan also provides that additional paid-in capital and legal reserve are available for appropriations by resolution of the stockholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of their respective countries.

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2014, 2013 and 2012 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2014 did not reflect current year-end dividends in the amount of ¥92,806 million which were approved by the stockholders in March 2015.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥935,504 million at December 31, 2014.

Retained earnings at December 31, 2014 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥16,919 million.

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the year ended December 31, 2012 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2011	¥(378,863)	¥1,003	¥455	¥(104,368)	¥(481,773)
Adjustments for the year	131,129	3,143	(4,917)	(14,831)	114,524

Balance at December 31, 2012	¥(247,734)	¥4,146	¥(4,462)	¥(119,199)	¥(367,249)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2014 and 2013 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2012	¥(247,734)	¥4,146	¥(4,462)	¥(119,199)	¥(367,249)
Equity transactions with noncontrolling interests and other	(323)	(1)	(2)	(329)	(655)
Other comprehensive income (loss) before reclassifications	249,791	7,449	(7,551)	27,153	276,842
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,352)	9,607	2,161	10,416

Net change during the year	249,468	6,096	2,054	28,985	286,603

Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	10	3	—	(35)	(22)
Other comprehensive income (loss) before reclassifications	142,813	3,933	(2,204)	(47,840)	96,702
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,632)	2,009	11,875	12,252

Net change during the year	142,823	2,304	(195)	(36,000)	108,932

Balance at December 31, 2014	¥144,557	¥12,546	¥(2,603)	¥(126,214)	¥28,286

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2014 and 2013 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2014	Year ended December 31, 2013	Affected line items in consolidated statements of income
	(Millions of yen)
Unrealized gains and losses on securities	¥(2,509)	¥(2,358)	Other, net
	879	613	Income taxes

	(1,630)	(1,745)	Consolidated net income
	(2)	393	Net income attributable to noncontrolling interests

	(1,632)	(1,352)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	3,260	15,387	Other, net
	(1,248)	(5,780)	Income taxes

	2,012	9,607	Consolidated net income
	(3)	—	Net income attributable to noncontrolling interests

	2,009	9,607	Net income attributable to Canon Inc.

Pension liability adjustments	15,585	3,460	See Note 11
	(3,710)	(1,037)	Income taxes

	11,875	2,423	Consolidated net income
	—	(262)	Net income attributable to noncontrolling interests

	11,875	2,161	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	¥12,252	¥10,416

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2014:
Foreign currency translation adjustments	¥144,826	¥(992)	¥143,834
Net unrealized gains and losses on securities:
Amount arising during the year	6,379	(2,225)	4,154
Reclassification adjustments for gains and losses realized in net income	(2,509)	879	(1,630)

Net change during the year	3,870	(1,346)	2,524
Net gains and losses on derivative instruments:
Amount arising during the year	(3,309)	1,102	(2,207)
Reclassification adjustments for gains and losses realized in net income	3,260	(1,248)	2,012

Net change during the year	(49)	(146)	(195)
Pension liability adjustments:
Amount arising during the year	(71,166)	21,306	(49,860)
Reclassification adjustments for gains and losses realized in net income	15,585	(3,710)	11,875

Net change during the year	(55,581)	17,596	(37,985)

Other comprehensive income (loss)	¥93,066	¥15,112	¥108,178

2013:
Foreign currency translation adjustments	¥253,707	¥(2,131)	¥251,576
Net unrealized gains and losses on securities:
Amount arising during the year	12,669	(4,312)	8,357
Reclassification adjustments for gains and losses realized in net income	(2,358)	613	(1,745)

Net change during the year	10,311	(3,699)	6,612
Net gains and losses on derivative instruments:
Amount arising during the year	(12,145)	4,594	(7,551)
Reclassification adjustments for gains and losses realized in net income	15,387	(5,780)	9,607

Net change during the year	3,242	(1,186)	2,056
Pension liability adjustments:
Amount arising during the year	51,860	(21,614)	30,246
Reclassification adjustments for gains and losses realized in net income	3,460	(1,037)	2,423

Net change during the year	55,320	(22,651)	32,669

Other comprehensive income (loss)	¥322,580	¥(29,667)	¥292,913

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2012:
Foreign currency translation adjustments	¥134,930	¥(1,195)	¥133,735
Net unrealized gains and losses on securities:
Amount arising during the year	3,418	(1,004)	2,414
Reclassification adjustments for gains and losses realized in net income	1,307	(456)	851

Net change during the year	4,725	(1,460)	3,265
Net gains and losses on derivative instruments:
Amount arising during the year	(10,647)	4,041	(6,606)
Reclassification adjustments for gains and losses realized in net income	2,440	(714)	1,726

Net change during the year	(8,207)	3,327	(4,880)
Pension liability adjustments:
Amount arising during the year	(13,888)	(1,738)	(15,626)
Reclassification adjustments for gains and losses realized in net income	4,433	(1,594)	2,839

Net change during the year	(9,455)	(3,332)	(12,787)

Other comprehensive income (loss)	¥121,993	¥(2,660)	¥119,333

15.	Stock-Based Compensation

On May 1, 2011, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 912,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2011 was ¥772.

On May 1, 2010, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 890,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2010 was ¥988.

On May 1, 2009, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 954,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2009 was ¥699.

On May 1, 2008, based on the approval of the stockholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 592,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2008 was ¥1,247.

The compensation cost recognized for these stock options for the years ended December 31, 2014, 2013 and 2012 was nil, ¥95 million and ¥364 million, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2014, 2013 and 2012 is presented below:

	Shares	Weighted–average exercise price	Weighted–average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2012	3,042,200	¥4,268	2.0	¥88
Exercised	(10,800)	3,287
Forfeited	(305,000)	4,493

Outstanding at December 31, 2012	2,726,400	4,247	1.6	37
Exercised	(8,600)	3,287
Forfeited	(60,400)	4,461

Outstanding at December 31, 2013	2,657,400	4,245	1.0	28
Exercised	(67,200)	3,287
Forfeited/Expired	(728,400)	4,869

Outstanding at December 31, 2014	1,861,800	¥4,036	0.7	¥248

Exercisable at December 31, 2014	1,861,800	¥4,036	0.7	¥248

At December 31, 2014, all outstanding option awards were vested.

The total fair value of shares vested during the years ended December 31, 2014, 2013 and 2012 was nil, ¥570 million and ¥848 million, respectively. Cash received from the exercise of stock options for the years ended December 31, 2014, 2013 and 2012 was ¥221 million, ¥28 million and ¥35 million, respectively.

16.	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Net income attributable to Canon Inc.	¥254,797	¥230,483	¥224,564

	(Number of shares)
Average common shares outstanding	1,112,509,931	1,147,933,835	1,173,647,835
Effect of dilutive securities:
Stock options	4,393	8,466	20,574

Diluted common shares outstanding	1,112,514,324	1,147,942,301	1,173,668,409

	(Yen)
Net income attributable to Canon Inc. stockholders per share:
Basic	¥229.03	¥200.78	¥191.34
Diluted	229.03	200.78	191.34

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Net Income Attributable to Canon Inc. Stockholders per Share (continued)

The computation of diluted net income attributable to Canon Inc. stockholders per share for the years ended December 31, 2014, 2013 and 2012 excludes certain outstanding stock options because the effect would be anti-dilutive.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at December 31, 2014 and 2013 are set forth below:

	December 31
	2014	2013
	(Millions of yen)
To sell foreign currencies	¥358,862	¥374,699
To buy foreign currencies	21,365	44,726

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2014 and 2013.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2014	2013
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥8	¥44
Liabilities:
Foreign exchange contracts	Other current liabilities	1,597	2,267

Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2014	2013
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥257	¥210
Liabilities:
Foreign exchange contracts	Other current liabilities	9,570	12,678

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2014:
Foreign exchange contracts	¥(49)	Other, net	¥(3,260)	Other, net	¥(145)
2013:
Foreign exchange contracts	3,242	Other, net	(15,387)	Other, net	(111)
2012:
Foreign exchange contracts	(8,207)	Other, net	(2,440)	Other, net	(221)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2014	2013	2012
		(Millions of yen)
Foreign exchange contracts	Other, net	¥(21,728)	¥(61,787)	¥(30,602)

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2014, commitments outstanding for the purchase of property, plant and equipment approximated ¥52,668 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥76,984 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,847 million and ¥13,448 million at December 31, 2014 and 2013, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥43,215 million, ¥44,562 million and ¥40,273 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Commitments (continued)

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2014 are as follows:

(Millions of yen)
Year ending December 31:
2015	¥26,450
2016	18,937
2017	15,571
2018	8,753
2019	5,775
Thereafter	10,233

Total future minimum lease payments	¥85,719

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥8,951 million at December 31, 2014. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2014 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the years ended December 31, 2014 and 2013 are summarized as follows:

	Years ended December 31
	2014	2013
	(Millions of yen)
Balance at beginning of year	¥10,890	¥12,163
Additions	15,699	13,467
Utilization	(12,039)	(12,922)
Other	(2,986)	(1,818)

Balance at end of year	¥11,564	¥10,890

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

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2014 and 2013 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	December 31
	2014		2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	¥(2,163)	¥(2,146)	¥(2,693)	¥(2,693)
Foreign exchange contracts:
Assets	265	265	254	254
Liabilities	(11,167)	(11,167)	(14,945)	(14,945)

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

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

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

Concentrations of credit risk

At December 31, 2014 and 2013, one customer accounted for approximately 16% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2014 and 2013.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥139,240	¥—	¥139,240
Available-for-sale (noncurrent):
Government bonds	325	—	—	325
Corporate bonds	—	162	474	636
Fund trusts	12	72	—	84
Equity securities	40,653	—	—	40,653
Derivatives	—	265	—	265

Total assets	¥40,990	¥139,739	¥474	¥181,203

Liabilities:
Derivatives	¥—	¥11,167	¥—	¥11,167

Total liabilities	¥—	¥11,167	¥—	¥11,167

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥183,078	¥—	¥183,078
Available-for-sale (noncurrent):
Government bonds	307	—	—	307
Corporate bonds	—	141	340	481
Fund trusts	11	57	—	68
Equity securities	34,536	—	—	34,536
Derivatives	—	254	—	254

Total assets	¥34,854	¥183,530	¥340	¥218,724

Liabilities:
Derivatives	¥—	¥14,945	¥—	¥14,945

Total liabilities	¥—	¥14,945	¥—	¥14,945

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2014 and 2013.

	Years ended December 31
	2014	2013
	(Millions of yen)
Balance at beginning of year	¥340	¥444
Total gains or losses (realized or unrealized):
Included in earnings	—	1
Included in other comprehensive income (loss)	(18)	36
Purchases, issuances, and settlements	152	(141)

Balance at end of year	¥474	¥340

Gains and losses included in earnings are mainly related to corporate bonds still held at December 31, 2014 and 2013, and are reported in “Other, net” in the consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

During the years ended December 31, 2014 and 2013, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

21.	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors /Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:
Net sales:
External customers	¥2,075,788	¥1,342,501	¥308,963	¥—	¥3,727,252
Intersegment	2,944	693	89,802	(93,439)	—

Total	2,078,732	1,343,194	398,765	(93,439)	3,727,252
Operating cost and expenses	1,786,675	1,148,593	420,566	7,929	3,363,763

Operating profit	¥292,057	¥194,601	¥(21,801)	¥(101,368)	¥363,489

Total assets	¥1,025,499	¥517,524	¥342,695	¥2,574,900	¥4,460,618
Depreciation and amortization	87,058	53,912	37,544	84,966	263,480
Capital expenditures	69,704	31,124	15,976	107,956	224,760

2013:
Net sales:
External customers	¥1,993,898	¥1,448,186	¥289,296	¥—	¥3,731,380
Intersegment	6,175	752	85,574	(92,501)	—

Total	2,000,073	1,448,938	374,870	(92,501)	3,731,380
Operating cost and expenses	1,733,165	1,245,144	400,201	15,593	3,394,103

Operating profit	¥266,908	¥203,794	¥(25,331)	¥(108,094)	¥337,277

Total assets	¥954,803	¥584,856	¥328,202	¥2,374,849	¥4,242,710
Depreciation and amortization	88,344	56,564	37,072	93,193	275,173
Capital expenditures	54,644	44,112	27,040	101,682	227,478

2012:
Net sales:
External customers	¥1,751,960	¥1,404,394	¥323,434	¥—	¥3,479,788
Intersegment	5,615	1,577	84,406	(91,598)	—

Total	1,757,575	1,405,971	407,840	(91,598)	3,479,788
Operating cost and expenses	1,553,997	1,195,653	401,930	4,352	3,155,932

Operating profit	¥203,578	¥210,318	¥5,910	¥(95,950)	¥323,856

Total assets	¥927,543	¥614,328	¥337,899	¥2,075,733	¥3,955,503
Depreciation and amortization	77,660	53,664	34,264	92,545	258,133
Capital expenditures	58,402	58,142	44,086	146,031	306,661

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

In 2013, based on the realignment of Canon’s internal reporting structure, certain financial assets were transferred from Corporate to the Office Business Unit. Accordingly, corresponding amounts of total assets as of December 31, 2012 were reclassified.

Information about product sales to external customers by business unit for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Years ended December 31
	2014	2013	2012
	(Millions of yen)
Office
Monochrome copiers	¥322,398	¥312,973	¥274,021
Color copiers	401,447	381,848	324,851
Printers	862,000	841,436	766,382
Others	489,943	457,641	386,706

Total	2,075,788	1,993,898	1,751,960
Imaging System
Cameras	861,196	973,517	990,549
Inkjet printers	366,946	363,070	312,429
Others	114,359	111,599	101,416

Total	1,342,501	1,448,186	1,404,394
Industry and Others
Lithography equipment	90,395	62,116	62,892
Others	218,568	227,180	260,542

Total	308,963	289,296	323,434

Consolidated	¥3,727,252	¥3,731,380	¥3,479,788

Information by major geographic area as of and for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	(Millions of yen)
Net sales:
Japan	¥724,317	¥715,863	¥720,286
Americas	1,036,500	1,059,501	939,873
Europe	1,090,484	1,124,929	1,014,038
Asia and Oceania	875,951	831,087	805,591

Total	¥3,727,252	¥3,731,380	¥3,479,788

Long-lived assets:
Japan	¥950,719	¥984,231	¥1,032,598
Americas	157,748	131,660	112,163
Europe	127,700	111,609	91,904
Asia and Oceania	210,650	196,305	159,435

Total	¥1,446,817	¥1,423,805	¥1,396,100

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥938,411 million, ¥960,213 million and ¥763,870 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2014, 2013 and 2012. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:
Net sales:
External customers	¥836,801	¥1,033,797	¥1,088,293	¥768,361	¥—	¥3,727,252
Intersegment	1,752,378	8,738	59,493	821,600	(2,642,209)	—

Total	2,589,179	1,042,535	1,147,786	1,589,961	(2,642,209)	3,727,252
Operating cost and expenses	2,245,930	1,018,661	1,135,515	1,522,244	(2,558,587)	3,363,763

Operating profit	¥343,249	¥23,874	¥12,271	¥67,717	¥(83,622)	¥363,489

Total assets	¥1,134,484	¥531,122	¥484,858	¥674,672	¥1,635,482	¥4,460,618

2013:
Net sales:
External customers	¥797,501	¥1,056,096	¥1,124,603	¥753,180	¥—	¥3,731,380
Intersegment	1,855,181	11,774	53,281	881,765	(2,802,001)	—

Total	2,652,682	1,067,870	1,177,884	1,634,945	(2,802,001)	3,731,380
Operating cost and expenses	2,326,351	1,043,487	1,171,357	1,574,125	(2,721,217)	3,394,103

Operating profit	¥326,331	¥24,383	¥6,527	¥60,820	¥(80,784)	¥337,277

Total assets	¥1,152,398	¥447,039	¥496,549	¥631,827	¥1,514,897	¥4,242,710

2012:
Net sales:
External customers	¥834,406	¥932,987	¥1,010,922	¥701,473	¥—	¥3,479,788
Intersegment	1,829,834	23,767	5,650	781,836	(2,641,087)	—

Total	2,664,240	956,754	1,016,572	1,483,309	(2,641,087)	3,479,788
Operating cost and expenses	2,336,536	937,111	972,585	1,437,527	(2,527,827)	3,155,932

Operating profit	¥327,704	¥19,643	¥43,987	¥45,782	¥(113,260)	¥323,856

Total assets	¥1,206,702	¥339,918	¥457,592	¥548,583	¥1,402,708	¥3,955,503

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Subsequent Event

On March 3, 2015, the Company commenced a public tender offer for all of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solutions industry, for a consideration of 340 Swedish krona (¥4,804) in cash per share or a maximum amount of approximately 23.6 billion Swedish krona (approximately ¥333.7 billion). Through the transaction, the Company aims to make Axis a consolidated subsidiary, acquiring 100% of Axis’s issued shares. The Company views its network surveillance camera business as a promising new business area for Canon. Corresponding Japanese yen amounts as noted above are translated at the rate of ¥14.13 = 1 Swedish krona.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2014:
Allowance for doubtful receivables
Trade receivables	¥12,730	¥878	¥(2,236)	¥750	¥12,122
Finance receivables	7,323	154	(1,171)	(30)	6,276
Year ended December 31, 2013:
Allowance for doubtful receivables
Trade receivables	¥12,970	¥1,235	¥(4,173)	¥2,698	¥12,730
Finance receivables	6,908	212	(1,278)	1,481	7,323
Year ended December 31, 2012:
Allowance for doubtful receivables
Trade receivables	¥11,563	¥2,149	¥(2,382)	¥1,640	¥12,970
Finance receivables	7,039	1,922	(1,304)	(749)	6,908

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 0-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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

Date    March 27, 2015

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