Form 20-F
period 2015-12-31
CANON INC
filed 2016-03-30
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 1,092,072,624 shares of common stock, including 23,324,819 ADSs, were outstanding.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2015 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 11, 2016, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥113.66 = U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2015” refers to the Company’s fiscal year ended December 31, 2015, and other fiscal years of the Company are referred to in a corresponding manner.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon Inc. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information-Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data *1:	2015	2014	2013	2012	2011
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,800,271	¥3,727,252	¥3,731,380	¥3,479,788	¥3,557,433
Operating profit	355,210	363,489	337,277	323,856	378,071
Net income attributable to Canon Inc.	220,209	254,797	230,483	224,564	248,630
Advertising expenses	80,907	79,765	86,398	83,134	81,232
Research and development expenses	328,500	308,979	306,324	296,464	307,800
Depreciation of property, plant and equipment	223,759	213,739	223,158	211,973	210,179
Increase in property, plant and equipment	195,120	182,343	188,826	270,457	226,869
Long-term debt, excluding current installments	881	1,148	1,448	2,117	3,368
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,966,415	2,978,184	2,910,262	2,598,026	2,551,132
Total assets	4,427,773	4,460,618	4,242,710	3,955,503	3,930,727

Average number of common shares in thousands	1,092,018	1,112,510	1,147,934	1,173,648	1,215,832

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥201,65	¥229.03	¥200.78	¥191.34	¥204.49
Diluted	201,65	229.03	200.78	191.34	204.48
Cash dividends declared	150.00	150.00	130.00	130.00	120.00
Cash dividends declared (U.S.$) *2	$1.290	$1.326	$1.309	$1.498	$1.503

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 11, 2016, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥113.66 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2011	79.43	76.98	85.26	75.72
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015 - Year	121.02	120.27	125.58	116.78
- 1(st) half		122.10	125.58	116.78
- July		123.94	124.38	120.54
- August		121.26	124.90	118.56
- September		119.81	120.94	119.05
- October		120.70	121.20	118.26
- November		123.22	123.51	120.70
- December		120.27	123.52	120.27
2016 - January		121.05	121.05	116.38
- February		112.90	121.06	111.36

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

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

In addition, Canon depends on HP Inc. for a significant part of its business. As a result, Canon’s business and operating results may be affected by the policies, business and operating results of HP Inc. Any decision by HP Inc. management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.

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

Canon’s cooperation and alliances with, strategic investments in, and acquisitions of, third parties may not produce the anticipated improvements to its financial results.

Canon makes strategic acquisitions of other companies for the purpose of business expansion and Canon is also engaged in alliances, joint ventures, and strategic investments with other companies. These activities can help Canon to grow its business. However, weak business trends or disappointing performance by partners or acquired companies may adversely affect the success of such activities. The success of such activities may be adversely affected by the inability of Canon and its partners or acquired companies to successfully define and reach common objectives. Even if Canon and its partners or acquired companies succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or acquired companies. In addition, integration of operations may take more time than expected. In connection with its acquisitions, Canon recognizes goodwill and other intangible fixed assets on its consolidated balance sheet, and the amounts recognized may be impaired if there is a decline of future cash flow. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on, or reduced recoverability of, the investment, adversely affecting Canon’s operating results and financial position.

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

Canon’s financial results may be adversely affected if its deferred tax assets are not recoverable or if it is subject to international double taxation.

Canon currently has deferred tax assets, which are subject to periodic recoverability assessments based on projected future taxable income. The changes of future profitability due to future market conditions and tax reforms including changes in tax rates may require possible recognition of significant valuation allowances to reduce the net carrying value of deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts which may not be realized are charged to income tax expense and will adversely affect net income.

Recently, international corporate tax avoidance has developed into a political issue with a focus on aggressive tax planning strategies of certain multinational corporations. The OECD established the BEPS (Base Erosion and Profit Shifting) project for the purpose of increasing cooperation among countries and implementing harmonization of taxation. The BEPS action plan was published in July 2013; the OECD then conducted further study based on that plan and published its final report in October 2015, recommending that each country revise or amend its domestic taxation system and tax treaties.

Canon believes that liability of taxation is a basic and significant responsibility as a corporate citizen and that international taxation reforms will not significantly affect Canon. It is, however, possible that there will be differences in opinion between Canon and tax authorities after Canon shares its business information with each tax authority based on new transfer pricing documentation requirements.

Canon’s retirement and severance benefit obligations are subject to certain accounting assumptions.

Canon has significant employee retirement and severance benefit obligations that are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, expected return on plan assets, assumed rate of increase in compensation level and mortality rate. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore any such differences would be expected to be linked to increases in actual costs, which may adversely affect net income.

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

On April 15, 2015, the Company acquired shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer and made it into a subsidiary. The Company views its network surveillance camera business as a promising new business area for Canon. By making Axis into a subsidiary, Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness.

In 2015, 2014, and 2013, Canon’s increases in property, plant and equipment were ¥195,120 million, ¥182,343 million and ¥188,826 million, respectively. In 2015, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2016, Canon projects to invest in property, plant and equipment of approximately ¥230,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2015, 81.2% of consolidated net sales were generated outside Japan, with approximately 30.1%, 28.3% and 22.8% generated in the Americas, Europe and Asia and Oceania, respectively.

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

- Office Business Unit -

Canon manufactures, markets and services a full range of MFDs, printers, copying machines for personal and office use and production print products for print professionals. Canon also delivers added value to customers through software, services and solutions. Canon’s offerings cater to a broad market from Small Office Home Office (“SOHO”), and Small and Midsize Business (“SMB”) to large enterprises and professional graphic arts companies.

In the industry, customer preference has been shifting from monochrome to color products and from hardware to services and solutions. Especially in the professional print market, customers are increasingly turning to short-run, print-on-demand and variable data printing. The importance of connectivity, mobility, security, integration, workflow and cloud-based web services is growing, and such added value is increasingly delivered together with hardware. Canon seeks to maintain its position as a market leader in these fast-changing markets.

In 2015, Canon expanded our hardware offerings by introducing the image RUNNER ADVANCE C3300 series, an A3 color MFP, to increase our share in the low-end color market and our sales in emerging countries. We also launched the imageRUNNER 1435, an A4 monochrome device. The light production color device, the imagePRESS C800 series is selling well. At the high-end of the color market, Canon released the image PRESS C10000VP, a flagship model and the fastest engine of the imagePRESS series at 100ppm together with the image PRESS C8000VP, an 80ppm device. These models deliver high productivity, precise color reproduction, color stability and broad media handling capability addressing the versatile needs in the high-end market. With these, Canon has established a color production portfolio covering from light production market up to high-end market. In addition, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, has received favorable reviews in the market.

In software, services and solutions, Canon was one of the first vendors to launch its application development platform, the Multifunctional Embedded Application Platform (“MEAP”) which allows the creation of customized applications for Canon MFDs enabling users to fully take advantage of the power of our MFDs. Canon is reinforcing its solutions capability through offerings such as imageWARE software suite, business process automation software Enterprise Imaging Platform (“EIP”) and Canon MDS, a device management solution that reduces total cost of ownership.

To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.

As for laser printers, Canon plans to aggressively launch new products for both monochrome and color in the MFDs market to drive Canon’s business growth. However, Canon is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices is becoming a major threat. Growth of the tablet PC and smartphone market, which affects users’ printing behavior and may also lead to a decrease in demand for printing, is becoming a new threat. Canon is executing on several initiatives to enhance mobile printing solutions to tackle the new threat and create further business opportunities.

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

In 2015, Canon expanded the imaging domains of EOS by launching four new digital SLR cameras, including EOS 5DS / EOS 5DS R which achieved the highest resolution in the history of the EOS, and two new mirrorless cameras EOS M3 and EOS M10. Moreover, Canon also strengthened its product lineup by adding new storage device Connect Station CS100 that offers brand new image experiences. These new models as well as the current models pushed sales and Canon maintained number one market share* in the field of interchangeable lens digital cameras in volume terms in 2015 in the major regions, such as the United States, Europe, and Japan. Canon believes there remains considerable room for future growth through development of new products based on state-of-the-art technology following the trend of higher quality picture, small and light weight body and versatile movie / network functions.

*	Source: NPD, Dec 2015 for USA / Gfk, Dec 2015 except USA

Canon launched four new lens products for digital SLR. The interchangeable lens lineup currently exceeds 90 products, including Cinema Lenses (EF-Mount). By enhancing its core capability, Canon has been introducing high-quality and high-performance lenses developed by superior optical technology and new elemental technology, which Canon believes allowed it to maintain its advantage over the competition.

As for compact digital cameras, while the overall market has been shrinking, segment with relatively large sensor size has shown positive growth. In such circumstance, in the second half of the year, Canon launched two new 1.0-type sensor models: PowerShot G9 X with its slim and light-weight design, and PowerShot G5 X equipped with an electronic viewfinder. By adding these two models, Canon has expanded its premium lineup to five models, thereby aiming to offer models for various user needs. Through its strong premium lineup, Canon aims to strengthen its presence within this growing category and strives to improve its profitability. Including those premium models, Canon launched total of eleven models globally, and plans to maintain its full-line up strategy.

In compact photo printer market, along with the increasing demand for photo printing from smart devices, Canon has attained double-digit growth in each regional market. With its advantages, such as easy operation, portability, and lab-quality photo print, SELPHY has gained a strong market share in each region. Canon plans to tap new customer demand and will seek to maintain its lead in this market.

The market for conventional camcorders has been shrinking, as many other popular devices start adding a movie function. On the other hand, new categories like action cameras are emerging and expanding. Canon aims to expand sales in this market with a product lineup with higher value added based on Canon’s distinctive high-definition, high-resolution technologies. Canon has introduced an ultra-high-sensitive multi-purpose camera, aiming to exploit a new market category. In the field of professional camcorders, Canon introduced the new models XC10; compact and lightweight camcorder which is capable of capturing both impressive 4K video and high quality still images, and EOS C300 Mark II; a new addition to the CINEMA EOS SYSTEM lineup of digital cinema cameras, capable of shooting 4K-resolution video. Canon’s first ultra-high-sensitivity multi-purpose camera named ME20F-SH, can record color images in near-complete darkness, while its cubic chassis can be installed unobtrusively so it can be used in many fields like surveillance, security and motion picture production. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit a wide variety of market.

Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this market, Canon offers a range of products from an interchangeable lens type to a lens built-in type. In 2015, Canon launched two new compact install-type models with short-throw and high shift function as well as a brighter flagship model that utilize advanced optical technologies, which are strategic and leading models for expanding the projector business and advancing Canon’s position in the market.

In the broadcast HDTV lens market, demand remains stable from sports broadcasting in developed countries and from switchover to HD in developing countries, and Canon continues to maintain a large share of the TV lens market with high value-added products. Under such circumstances, preparations for practical 4K broadcasting has started all over the world, and Canon has announced and started to launch four models of 2/3” format 4K lenses. On the other hand, CINE-SERVO lenses, which are compatible with 4K cameras with large-format sensors are gaining popularity, have contributed significantly to increased sales in this market.

Inkjet printer technology has been evolving, driving expansion of application from home use to office and commercial use such as poster printing and photo printing that require high-quality.

Canon offers a wide variety of products to meet such needs based on its core technology Full-photolithography Inkjet Nozzle Engineering (“FINE”), which enables realization of high-speed printing and high image quality at the same time.

For home use, Canon offers such printer solutions as PIXMA Cloud Link and Canon PRINT Inkjet/SELPHY to tighten the connection with cloud computing, smartphones and tablet PCs, whose functionality has been proliferating. Canon also offers My Image Garden, enabling a wide variety of photo-print, an easy-to-use Intelligent Touch System and XL ink tank & ink cartridge. Canon hopes such enhancement of function and service will increase user-friendliness and satisfaction of users.

In 2014, Canon launched the new brand MAXIFY in the business inkjet printer segment, targeting the growing SOHO market. The MAXIFY printer series features Canon’s leading inkjet technologies such as high-quality printing with fast printing, and a low total cost of ownership.

In 2012, Canon started to ship the DreamLabo 5000, the first inkjet production photo printer featuring new FINE high-density print head technology. In the professional printing market, Canon offers three professional photo inkjet printers: the PIXMA PRO-1 with a 12 ink system of pigment-based inks, PIXMA PRO-10S with a 10 ink system of pigment-based inks, and the PIXMA PRO-100S with 8- dye-based inks to produce colorful and vivid prints. Canon aims to further expand its business, leveraging its strength in the photo printing market.

Canon’s large-format inkjet printers are based on FINE head technology and employ its unique image processor, L-COA, developed for high-speed, high-resolution printing, and LUCIA pigment inks. Consequently, Canon receives a high evaluation and steadily boosts the market share.

Canon’s lineup also includes CanoScan LiDE, the flatbed scanners which use Contact Image Sensor (“CIS”), and a scanner with Charge-Coupled Devices (“CCD”) for high resolution. Canon has maintained high share in the scanner market by achieving stable sales results.

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, investments by memory makers have been favorable due to the increase in demand for memory devices, drawn by the growth of the mobile device market such as smartphones and the expansion of the cloud server market for Big Data utilization. Moreover, investments for image sensor production have been performing well, with expectations of market expansion in on-vehicle cameras and medical devices and network cameras in addition to mobile devices.

In the market for i-line steppers, investments for automotive devices, power devices and LEDs have been stable while those for 3D integration with Through-Silicon Via (“TSV”) are expected to expand.

Responding to these market changes, Canon has been developing a “design-in” business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon believes steady progress has been made in developing products with high added value. For example, Canon offers an i-line stepper FPA-3030i5+, optimized for the production of LEDs and power devices, and FPA-5510iV, which enables high productivity in the advanced packaging process such as TSV and BUMP. As a result of these activities, Canon has occupied a high share of the i-line stepper market. For memory and logic devices, FPA-5550iZ offers high productivity to customers. In addition, Canon released new KrF scanners, FPA-6300ES6a which achieved high throughput and industry’s highest level of overlay accuracy, steadily increasing Canon’s share of the market for KrF scanners. Furthermore, Canon launched the industry’s first Nano-Imprint Lithography (“NIL”) equipment in 2015.

In the market for FPD lithography equipment, ongoing capital investments by panel makers for larger-sized panels offering higher resolution led to robust growth of lithography systems for large-sized panel production. Panel makers are expected to continue to require higher resolution in FPD lithography equipment for both large-sized and mid-to-small-sized panel production.

Under these circumstances, Canon believes MPAsp-H800 series for large-sized panels has contributed to our customers’ production plans by offering world-highest resolution and high productivity. This has helped Canon capture and maintain a large share of the FPD lithography equipment market for large-sized panel production. Furthermore, Canon has added to its product lineup of MPAsp-E810 series for small-to-mid-sized panels, corresponding to the production of higher resolution panels such as for smartphones. Canon also aims to capture a large share of the market for small-to-mid sized panel production in addition to large-sized panel production.

In the medical equipment market, both the replacement demand from the Computed Radiography (“CR”) to the Digital Radiography (“DR”) and the expanding demand in emerging markets keep driving the steady market growth for the digital X-ray equipment. Although the price competition has been increasing due to the commoditization that has resulted from the entrance of new players from countries such as China and Korea, Canon maintains sound business performance by offering products that have wireless connections and X-ray auto-detection featuring high image quality. In the dynamic X-ray equipment market where high growth is expected, Canon continues strong efforts to promote sales of high quality dynamic sensors for fluoroscopy and high-end angiography systems.

In the ophthalmic equipment market as well, Canon has maintained steady business results by launching a new non-mydriatic digital retinal camera with improved operability such as auto-focus and auto-shot functions. Canon introduced a network software product Ophthalmic Software Platform RX which enables comparison and superposition of images from Canon retinal cameras and Optical Coherence Tomography (“OCT”) that have also contributed to steady business results.

The applications for network cameras are no longer limited to security and safety surveillance. There is a growing trend that recorded video data can be used for management purposes that can lead to increases in customer satisfaction or productivity. Canon’s compact model, VB-S series has been popular for indoor surveillance applications, and sales have also increased of high-functionality model, the VB-H series. In addition, in the first half of 2015, Canon established a production base in Nagasaki and expanded our domestic production by adding nine new models including a 360° speed dome model, VB-R11VE and built-in IR lighting model, VB-M741LE. Canon will start to offer a cutting-edge network camera system that is developed by integration of the Company’s imaging technology, Axis’ network video processing technology, and video management software technology of Milestone systems which was acquired in 2014, with a goal of achieving further growth in this network camera segment.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2015	change	2014	change	2013
	(Millions of yen, except percentage data)
Office	¥2,110,816	1.5%	¥2,078,732	3.9%	¥2,000,073
Imaging System	1,263,835	-5.9	1,343,194	-7.3	1,448,938
Industry and Others	524,651	31.6	398,765	6.4	374,870
Eliminations	(99,031)	—	(93,439)	—	(92,501)

Total	¥3,800,271	2.0%	¥3,727,252	-0.1%	¥3,731,380

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2015	change	2014	change	2013
	(Millions of yen, except percentage data)
Japan	¥714,280	-1.4%	¥724,317	1.2%	¥715,863
Americas	1,144,422	+10.4	1,036,500	-2.2	1,059,501
Europe	1,074,366	-1.5	1,090,484	-3.1	1,124,929
Asia and Oceania	867,203	-1.0	875,951	5.4	831,087

Total	¥3,800,271	2.0%	¥3,727,252	-0.1%	¥3,731,380

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

Canon also sells laser printers on an OEM basis to HP Inc.. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2015 and 2014, OEM sales to HP Inc. constituted 17.8% and 17.4%, respectively, of Canon’s consolidated net sales.

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

Companies to which Canon has granted licenses include:

Ricoh Company, Ltd.	Electrophotography
Samsung Electronics Co., Ltd.	Laser printers, multifunction printers and facsimile machines
Kyocera Document Solutions Inc.	Electrophotography
Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines

Canon has also entered into cross-licensing agreements with other major industry participants.

Companies with which Canon has entered into cross-licensing agreements include:

HP Inc.	Bubble jet printers
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Xerox Corporation	Business machines
International Business Machines Corporation	Information handling systems
Eastman Kodak Company	Electrophotography and image processing technology
Seiko Epson Corporation	Information-related instruments

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

The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that its ability to compete effectively depends in large part on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices. The competitive environments in which each product group operates are described below:

- Office Business Unit -

The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Inc.; HP Inc.; Samsung Electronics Co., Ltd.; and

Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers of office MFDs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet and the cloud) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In emerging markets, for example in China, the current market leaders for business machines are Toshiba TEC Corporation, Sharp Corporation and Konica Minolta Inc. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels.

- Imaging System Business Unit -

Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.

Canon’s primary competitors in the interchangeable lens digital camera market are Nikon Corporation and Sony Corporation.

Average prices for compact digital cameras in the industry increased in 2015 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation; Nikon Corporation; and Samsung Electronics Co., Ltd. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC Kenwood Corporation. Canon’s primary competitors in the inkjet printer market are HP Inc. and Seiko Epson Corporation.

- Industry and Others Business Unit -

Very stiff competition continues in the markets for lithography equipment used in the production of semiconductor devices and flat panel displays (“FPDs”). In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and FPD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

Canon believes that it has helped its customers improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, equipment using i-line has captured a large share of the global market, satisfying the needs of image sensor manufacturers by quickly adapting to various unique specifications through “design-in”.

Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korean market and the growing Chinese market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. In the trend of high-definition, such as 4K displays in the panel market, Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high resolution.

As for network cameras, the market is competitive in higher functional requirement and price pressure from customers. Canon’s primary competitors are Hikvision Digital Technology Co., Ltd. and Panasonic Corporation. Canon is developing the innovative technology to continue to be a global market leader in this industry.

Environmental regulations

Canon is subject to a wide variety of laws, regulations and industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation and environmental health and safety. Some of the environmental laws that affect Canon’s businesses are summarized below.

1.	UN Frameworks to Address Global Issues, which are related to the Environment including Climate Changes

The United Nations adopted the 2030 Agenda for Sustainable Development Goals (“SDGs”) on September 25, 2015, under the UN Sustainable Development Summit. SDGs cover global issues to be addressed for transforming the world toward sustainable development over the next 15 years, which are composed of 17 goals and 169 targets. The goals and targets cover a wide-range global issues, including the environmental areas such as climate change, sustainable energy, efficient use of natural resources and reduction of waste. Based upon the SDGs, member states will introduce national policies and initiatives to tackle such global environmental issues, and Canon may need to implement further actions to respond to potential national initiatives.

With respect to climate change, a framework of Post-Kyoto Protocol (beyond 2012) has been discussed at the Conference of the Parties (“COP”) to the United Nations Framework Convention on Climate Change (“UNFCCC”). On November 30, 2015, COP21 was convened in Paris and member states discussed a “Future Framework beyond 2020” to reach an agreement for all member states to have a common legal regime to address climate change. It is expected that member states will accelerate countermeasures to further address global climate change issues.

Canon has established 2015–2017 Mid-Term Environmental Goals and monitors its progress on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Raw materials and usage CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Improve energy consumption basic unit at operational sites by 1.2 percent (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product by approximately 30 percent between 2008 and 2014.

Canon continues to pursue CO2 emission reductions both locally and globally through energy-efficient product design and improvement of logistics and factory operations.

2.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”) and Directive on Waste Electrical and Electronic Equipment (“the WEEE Directive”)

Under RoHS Directive, from July 1, 2006, companies have been required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to include medical and measurement equipment starting in July 2014. New subsidiary directive of RoHS Directive restricting an additional four substances was published in June 2015, and these substances will be restricted starting in 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs.

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

3.	European Framework for the Management of Chemical Substances (“REACH Regulation”)

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

5.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products

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

6.	Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products

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

7.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. Producers and importers are required to pay a fee to a government fund. The list of products falling under the waste electrical and electronic products catalogue on February 9, 2015 includes printer, copying machine and facsimile machine. The Regulation of those payment fees described above will be enforced within 2016.

These requirements will likely increase Canon’s costs and could adversely affect on its operating results and financial condition.

8.	Soil Pollution Prevention Law of Japan

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

9.	Other Environmental Regulations

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

During the year ended December 31, 2015, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•

Canon Marketing Japan (“CMJ”), our 58.5% owned Japanese subsidiary as of December 31, 2015, has a maintenance contract for one copier machine with the Iranian embassy in Tokyo, Japan. The current contract renews annually. Total gross sales for the contract and activities above during the year 2015 were approximately ¥442 thousand. The net profit was substantially less than that.

•

Canon Marketing Malaysia Sdn bhd, a wholly-owned Malaysian subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), has a service contract for one copier machine with Iran Air in Kuala Lumpur, Malaysia. Total gross sales for this activity during the year 2015 were in foreign currency of approximately ¥28 thousand. The net profit was substantially less than that.

•

Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of CSPL, has a service contract for one copier machine with the Iranian embassy in Bangkok, Thailand. Total gross sales under this contract during the year 2015 were in foreign currency of approximately ¥92 thousand. The net profit was substantially less than that.

•

Canon India Pvt Ltd, a wholly-owned Indian subsidiary of CSPL, has service contracts for four copier machines with the Iranian embassy in New Delhi and the consulate general of Iran in Mumbai, India. Total gross sales under this contract during the year 2015 were in foreign currency of approximately ¥66 thousand. The net profit was substantially less than that.

•

Canon Australia Pty. Ltd., a wholly-owned Australian subsidiary, has service and lease contracts for two copier machines with the Iranian embassy in Canberra, Australia. Total gross sales under this contract during the year 2015 were in foreign currency of approximately ¥488 thousand. The net profit was substantially less than that.

•

Canon Deutschland GmbH, a wholly-owned German subsidiary of Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., has a service contract for three copier machines with the consulate general of Iran in Munich, Germany. Total gross sales under this contract during the year 2015 were in foreign currency of approximately ¥106 thousand. The net profit was substantially less than that.

•

Canon (Austria) GmbH, a wholly-owned Austrian subsidiary of CENV, had a rental contract for three copier machines with the Iranian embassy in Hamburg, Germany, which were expired during the year 2015. Total gross sales for this contract during the year 2015 were in foreign currency of approximately ¥1,031 thousand. The net profit was substantially less than that.

•

Canon Oy AB, a wholly-owned Finnish subsidiary of CENV, has a service maintenance contract for one copier machine of the Iranian embassy in Helsinki, Finland. Total gross sales under this contract during the year 2015 were approximately ¥20 thousand. The net profit was substantially less than that.

•

Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, has service maintenance contracts for three copier machines of the Iranian embassy in Copenhagen, Denmark. The gross sales under these contracts during the year 2015 were in foreign currency of approximately ¥197 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2015 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon intends to study the possible restart of business with certain Iranian counterparties, considering recent changes in the international situation and economic sanctions relating to Iran.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2015, Canon Inc. had 317 consolidated subsidiaries and 5 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon Inc., all of which are consolidated as of December 31, 2015.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 28 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2015 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,551	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,972	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	396	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	1,082	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	383	Quality engineering

Oita Plant, Oita	283	Manufacturing of semiconductor devices

Yako Office, Kanagawa	905	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,761

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Toride Plant, Ibaraki	3,176	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	977	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,309	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki and Fukui	915	Business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,502	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,815	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	610	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,254	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,946	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	885	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	569	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	651	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	381	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	168	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	746	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	623	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	253	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	469	Digital cameras

Hita Canon Materials Inc., Oita	370	Rubber functional components

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	489	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,533	Document management, high speed digital production printing systems and wide format printers

Océ Printing Systems GmbH & Co. KG, Poing, Germany	1,246	High speed digital production printing systems

Americas

Canon Virginia, Inc., Virginia, U.S.	1,679	Toner cartridges, molds and remanufacturing of copying machines

Canon Environmental Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	1,652	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	584	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,740	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,157	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,002	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,268	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	1,387	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,483	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,517	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	721	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon Business Machines (Philippines),Inc., Batangas, Philippines	898	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Toride Plant, Ibaraki	New Manufacturing Training Center

Canon Ecology Industry Inc., Ibaraki	New production base* (Office business unit) *To be leased to Canon Ecology Industry Inc., a wholly-owned subsidiary, by the Company

Fukushima Canon Inc., Fukushima	New production base* (Imaging System Business Unit) *To be leased to Fukushima Canon Inc., a wholly-owned subsidiary, by the Company

Oita Canon Inc., Oita	New Administration and Development Building* (Imaging System Business Unit) *To be leased to Oita Canon Inc., a wholly-owned subsidiary, by the Company

Overseas

Canon Canada Inc.	New Administration base

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

Economic environment

Looking back at the global economy in 2015, the U.S. economy continued to grow steadily as employment conditions and consumer spending progressively improved. In Europe, developed countries such as the U.K. led a moderate economic recovery. In contrast, the growth of China’s economy continued to decline, weighed down by excessive investments, and the economies of emerging countries, including those of Southeast Asia and India, slowed due to such factors as the recession in China and a decline in resource prices. As for the Japanese economy, improvements were seen in both corporate earnings and employment conditions during the year. Despite expectations at the beginning of 2015 that the global economy would realize a modest recovery led by the U.S. economy, during the second half, as the slowdown in China’s economy became evident, emerging economies also grew weaker. As a result, the global economy overall experienced its lowest level of growth since the financial crisis precipitated by Lehman Brothers’ bankruptcy in 2008.

Market environment

As for the markets in which Canon operates amid these conditions, demand for office MFDs remained firm, mainly for color models. As for cameras, the interchangeable-lens digital camera market continued to face harsh conditions owing to currency depreciations in emerging countries and the slowing growth in China. Likewise, demand for digital compact cameras also declined amid the shrinking market. Additionally, demand for inkjet printers decreased in emerging countries, mainly in Asia, due to the depreciations of emerging country currencies and the slowdown in China. In the industrial equipment market, ongoing strong investment by manufacturers led to healthy demand for semiconductor lithography systems for memory devices, image sensors and power semiconductor devices. Additionally, demand for lithography equipment used in the production of flat panel displays (“FPDs”) increased for large-size panels as device manufacturers boost capital investment for larger-size LCD panels that offer higher levels of resolution.

The average value of the yen during the year was ¥121.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥15, and ¥134.20 against the euro, a year-on-year appreciation of approximately ¥6.

Summary of operations

Sales of digital cameras and inkjet printers declined in the face of continued harsh conditions, mainly in China and emerging Asian countries. By contrast, sales of color-model office MFDs and color-model light-production printing systems increased steadily. Sales of semiconductor lithography equipment and FPD lithography equipment also largely exceeded those for the previous year thanks to favorable market conditions. Consequently, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, net sales for the year increased 2.0% year on year to ¥3,800,271 million. The gross profit ratio for the year rose 1.0 point year on year to 50.9% thanks to ongoing cost-cutting activities and highly profitable new products. Operating expenses increased 5.4% year on year to ¥1,579,174 million owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the impact of the acquisition of Axis and an increase in R&D expenses related to new products. As a result, operating profit decreased by 2.3% to ¥355,210 million. Other income (deductions) decreased by ¥27,522 million due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 9.3% to ¥347,438 million, and a decrease in net income attributable to Canon Inc. of 13.6% to ¥220,209 million.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2015	2014	2013	2012	2011
Net sales (Millions of yen)	¥3,800,271	¥3,727,252	¥3,731,380	¥3,479,788	¥3,557,433
Gross profit to net sales ratio	50.9%	49.9%	48.2%	47.4%	48.8%
R&D expense to net sales ratio	8.6%	8.3%	8.2%	8.5%	8.7%
Operating profit to net sales ratio	9.3%	9.8%	9.0%	9.3%	10.6%
Inventory turnover measured in days	47 days	50 days	52 days	57 days	46 days
Debt to total assets ratio	0.0%	0.0%	0.1%	0.1%	0.3%
Canon Inc. shareholders’ equity to total assets ratio	67.0%	66.8%	68.6%	65.7%	64.9%

Note:	Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5.

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

Canon Inc. shareholders’ equity to total assets ratio is another KPI for Canon. Canon believes that its shareholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising shareholders’ equity ratio indicates that Canon has maintained a strong financial position or further improved its ability to fund debt obligations and other unexpected expenses. In the long-term, Canon’s management believes a high shareholders’ equity ratio will enable the company to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its R&D activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of its shareholders’ equity to total assets ratio.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2015 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit exceeded its respective carrying amount. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 5 years, trademarks are 15 years, patents and developed technology are from 7 years to 16 years, license fees are 7 years, and customer relationships are from 8 years to 15 years, respectively.

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

In preparing its financial statements for 2015, Canon estimated a weighted-average discount rate used to determine benefit obligations of 1.1% for Japanese plans and 3.0% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 5.6% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2015, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥92,006 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2015, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,222 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

2015 compared with 2014

Summarized results of operations for 2015 and 2014 are as follows:

	2015	Change	2014
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,800,271	+2.0%	¥3,727,252
Operating profit	355,210	-2.3	363,489
Income before income taxes	347,438	-9.3	383,239
Net income attributable to Canon Inc.	220,209	-13.6	254,797

Net income attributable to Canon Inc. shareholders per share:
Basic	201.65	-12.0	229.03
Diluted	201.65	-12.0	229.03

Note: See notes to Item 3A “Selected Financial Data”.

Sales

The shrinking market for digital compact cameras and the slowing growth of China’s economy led to a major decline in net sales in Imaging System Business Unit. However, due to steady demand for color-model office MFDs and color-model light-production printing systems, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, Canon’s consolidated net sales in 2015 totaled ¥3,800,271 million, an increase of 2.0% from the previous year.

Overseas operations are significant to Canon’s operating results and generated 81.2% of total net sales in 2015. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥121.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥15, and ¥134.20 against the euro, a year-on-year appreciation of approximately ¥6. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥146,800 million in 2015. This favorable impact consisted of approximately ¥44,800 million of unfavorable impact for the euro denominated sales and favorable impact of ¥170,500 million for the U.S. dollar denominated sales, and ¥21,100 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2015 and 2014 was 49.1% and 50.1%, respectively.

Gross profit

Canon’s gross profit in 2015 increased by 3.9% to ¥1,934,384 million from 2014. The gross profit ratio also increased by 1.0 points year on year to 50.9%. The increase in the gross profit ratio reflects ongoing cost-cutting activities and highly profitable new products.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses increased 5.4% year on year to ¥1,579,174 million owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, additional operating expenses after the acquisition of Axis and an increase in R&D expenses related to new products.

Operating profit

Operating profit in 2015 decreased 2.3% from 2014 to a total of ¥355,210 million. The ratio of operating profit to net sales decreased 0.5% to 9.3% from 2014.

Other income (deductions)

Other income (deductions) for 2015 decreased ¥27,522 million, mainly due to foreign currency exchange losses.

Income before income taxes

Income before income taxes in 2015 was ¥347,438 million, a decrease of 9.3% from 2014, and constituted 9.1% of net sales.

Income taxes

Provision for income taxes in 2015 decreased by ¥1,895 million from 2014. The effective tax rate for 2015 was 33.4%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2015 decreased by 13.6% to ¥220,209 million, which represents 5.8% of net sales.

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

•

The Imaging System Business Unit mainly includes interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, Compact photo printers, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2015	Change	2014
	(Millions of yen, except percentage data)
Office	¥2,110,816	+1.5%	¥2,078,732
Imaging System	1,263,835	-5.9	1,343,194
Industry and Others	524,651	+31.6	398,765
Eliminations	(99,031)	—	(93,439)

Total	¥3,800,271	+2.0%	¥3,727,252

Within the Office Business Unit, as for office MFDs, thanks to strong sales of color models led by new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models and imagePRESS C800/700-series color digital presses targeting the light production market, unit sales of color models increased compared with the previous year, as did unit sales for the segment overall, including monochrome models, which had been facing decreasing demand. Among high-speed continuous-feed printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, total sales volume decreased due to declining demand in emerging countries. Those factors, coupled with the positive effect of favorable currency exchange rates, resulted in sales for the business unit totaling ¥2,110,816 million, a year-on-year increase of 1.5%, while operating profit totaled ¥290,586 million, a year-on-year decrease of 0.5%.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to currency depreciations in emerging countries and the slowdown of China’s economy, there were positive signs of a recovery in sales in the U.S. and Japan. Additionally, sales have been strong for such models as the EOS 5DS and EOS 5DS R digital SLR cameras, which deliver the highest resolution of any model in the history of EOS cameras. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market, the ratio of more profitable high-added-value models increased owing to efforts to strengthen the lineup of PowerShot G-series models. As for inkjet printers, although Canon has been working to expand sales through the Company’s broad product lineup, ranging from home-use printers to MAXIFY-series business models, total sales volume declined due to the significant impact of shrinking markets, mainly in Asia. In contrast, sales of consumable supplies enjoyed solid demand. As a result, sales for the business unit totaled ¥1,263,835 million, a year-on-year decrease of 5.9%, while operating profit totaled ¥183,439 million, declining 5.7% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, unit sales increased owing to strong capital investment in response to growing demand for memory devices used in mobile devices such as smartphones, and in cloud servers, along with increased demand for on-board automotive devices and for communication devices supporting the development of the Internet of Things (“IoT”). Unit sales of FPD lithography equipment also increased, particularly systems used in the fabrication of large-size panels. Consequently, along with the impact of the acquisition of Axis, which was consolidated in the second quarter, sales for the business unit increased 31.6% year on year to ¥524,651 million. As for operating profit, although it improved by ¥8,722 million compared with the previous year, the business unit was in the red by ¥13,079 million due to upfront investment in next-generation technologies and new businesses.

Intersegment sales of ¥99,031 million, representing 2.6% of total sales, are eliminated from total sales for the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2015 and 2014 is provided below:

	2015	Change	2014
	(Millions of yen, except percentage data)
Japan	¥714,280	-1.4%	¥724,317
Americas	1,144,422	+10.4	1,036,500
Europe	1,074,366	-1.5	1,090,484
Asia and Oceania	867,203	-1.0	875,951

Total	¥3,800,271	+2.0%	¥3,727,252

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2015 are summarized as follows.

In Japan, net sales decreased 1.4% from the previous year due mainly to the rush in demand during the first quarter of the previous year that preceded the country’s consumption tax increase.

In the Americas, net sales increased 10.4% from the previous year owing to the positive effects of favorable currency exchange rates along with the consolidation of new businesses.

In Europe, despite the solid demand for office MFDs and laser printers along with the consolidation of new businesses, sales decreased by 1.5% from the previous year due to the negative effect of the appreciation of the yen.

In Asia and Oceania, despite the positive impact of depreciation of the yen, net sales decreased by 1.0% from the previous year owing to the economic stagnation in China and Southeast Asian countries.

Operating profit by segment

Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2015 decreased by 0.5% to ¥290,586 million, owing to the increase in R&D and other expenses.

Despite operating profit for the Imaging System Business Unit in 2015 decreased by 5.7% from the previous year to ¥183,439 million, in response to the sales decline, operating profit ratio remained at the same level year on year, owing to the improvement in profitability from the sales shift to high-added-value models in camera, along with the positive effects of favorable currency exchange rates.

Operating profit for the Industry and Others Business Unit in 2015, despite an improvement from the previous year resulted from sales increase, recorded a loss of ¥13,079 million due to upfront investment in next-generation technologies and new businesses.

2014 compared with 2013

Summarized results of operations for 2014 and 2013 are as follows:

	2014	Change	2013
	(Millions of yen, except per share amounts and percentage data)
Net sales	¥3,727,252	-0.1%	¥3,731,380
Operating profit	363,489	+7.8	337,277
Income before income taxes	383,239	+10.3	347,604
Net income attributable to Canon Inc.	254,797	+10.5	230,483

Net income attributable to Canon Inc. shareholders per share:
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

B. Liquidity and capital resources

Cash and cash equivalents decreased by ¥210,967 million to ¥633,613 million in fiscal 2015 compared to the previous year primarily due to the acquisition of Axis. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.

Net cash provided by operating activities decreased by ¥109,203 million to ¥474,724 million in fiscal 2015 compared to the previous year due to the decrease in profit along with the increase in working capital. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2015, cash inflow from cash received from customers increased thanks to sales growth. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased due to efforts to reduce inventory level. Cash outflow for payments for selling, general and administrative expenses increased due to the translation effect on operating expenses denominated in foreign currencies that resulted from the depreciation of the yen. The increase also reflects the acquisition of Axis and other companies. Cash outflow for income taxes increased due to an increase in taxable income.

Net cash used in investing activities increased by ¥184,321 million to ¥453,619 million in fiscal 2015. This mainly reflects the acquisition of Axis to enhance Canon’s network camera business.

Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2015, free cash flow decreased by ¥293,524 million to ¥21,105 million as compared with ¥314,629 million for fiscal 2014. Canon’s management recognizes that constant and intensive investment in facilities and R&D is required to maintain and strengthen the competitiveness of its products. On March 17, 2016, the Board of Directors of the Company approved an acquisition of Toshiba Medical Systems Corporation (“TMSC”) from Toshiba Corporation (“Toshiba”) to make TMSC a subsidiary, and concurrently it has entered into a share transfer agreement with Toshiba. The Company paid a total consideration of ¥665.5 billion for a right to acquire all the ordinary shares of TMSC, which is exercisable upon the clearance of necessary competition regulatory authorities. The Company borrowed the consideration through bank borrowing of ¥660 billion provisionally, which is due on September 30, 2016. The Company plans to make its final decision on whether to use own funds, borrowings or a combination of both, to fund the acquisition, by that time. Canon’s management seeks to meet its capital requirements with generating cash flow principally from its operating activities. Therefore, its capital resources are primarily sourced from internally generated funds. Accordingly, Canon includes information with regard to free cash flow as management frequently monitors this indicator, and believes that such indicator is beneficial to an investor’s understanding. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash used in financing activities totaled ¥210,202 million in fiscal 2015, mainly resulting from the dividend payout of ¥174,711 million. The Company paid dividends in fiscal 2015 of ¥160.00 per share.

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

Short-term loans (including the current portion of long-term debt) amounted to ¥688 million at December 31, 2015 compared with ¥1,018 million at December 31, 2014. Long-term debt (excluding the current portion) amounted to ¥881 million at December 31, 2015 compared with ¥1,148 million at December 31, 2014.

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

As of March 11, 2016, Canon’s debt ratings are: Moody’s: Aa1 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Reflecting the foregoing circumstances, Canon’s total inventory turnover ratios were 47, 50, and 52 days at the end of the fiscal years 2015, 2014, and 2013, respectively and the improvements over the last three years are in line with Canon’s expectations and its revised inventory management policy.

Increase in property, plant and equipment on an accrual basis in 2015 amounted to ¥195,120 million compared with ¥182,343 million in 2014 and ¥188,826 million in 2013. For 2016, Canon projects its increase in property, plant and equipment will be approximately ¥230,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥19,565 million in 2015, ¥22,146 million in 2014 and ¥48,515 million in 2013. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥17,277 million in 2015, ¥15,077 million in 2014, and ¥14,383 million in 2013. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥3,864 million in 2015 and ¥2,815 million in 2014.

Working capital in 2015 decreased by ¥228,704 million to ¥1,241,850 million, compared with ¥1,470,554 million in 2014 and ¥1,437,635 million in 2013. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2015 was 2.52 compared to 2.60 for 2014 and to 2.69 for 2013.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.0% in 2015, compared to 5.9% in 2014 and 5.6% in 2013.

Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 7.4% in 2015 compared with 8.7% in 2014 and 8.4% in 2013.

The debt to total assets ratio was 0.0%, 0.0% and 0.1% as of December 31, 2015, 2014 and 2013, respectively. Canon had short-term loans and long-term debt of ¥1,569 million as of December 31, 2015, ¥2,166 million as of December 31, 2014 and ¥2,747 million as of December 31, 2013.

C. Research and development, patents and licenses

Year 2015 marks the last year of the Excellent Global Corporation Plan, Canon’s 5-year (2011-2015) management plan. The slogan of the fourth phase (“Phase IV”) is “Aiming for the Summit—Speed & Sound Growth” and there are three core strategies related to R&D:

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

Canon is pursuing collaboration among government, industry and academia. Canon’s collaboration effort can be seen in various activities such as fundamental research and development of leading-edge technologies with top universities and research institutes around the world, including Tokyo University, Kyoto University, Tokyo Institute of Technology, Tohoku University, Stanford University, and the University of Arizona, and also participation in the “ImPACT” (Impulsing Paradigm Change through Disruptive Technologies) program led by the Japanese government where Canon’s physically-noninvasive and -nondestructive imaging technology is selected as one of the R&D programs. Additionally, Canon is currently working on collaborative research with Massachusetts General Hospital (“MGH”) and Brigham and Women’s Hospital (“BWH”) to develop biomedical optical imaging and medical robotics technologies at the Healthcare Optics Research Laboratory in Cambridge, Massachusetts, founded in 2013.

Canon has developed a comprehensive imaging simulation system covering all image formation processes including optics, mechanics, sensor, and image processing, ahead of its competitors. With the simulation system, Canon has succeeded in further reducing the need for prototypes, lowering costs and shortening product development lead times.

Canon’s consolidated R&D expenses were ¥328,500 million in 2015, ¥308,979 million in 2014 and ¥306,324 million in 2013. The ratios of R&D expenses to the consolidated total net sales for 2015, 2014 and 2013 were 8.6%, 8.3% and 8.2%, respectively.

Canon believes that new products protected by the robust patent portfolio will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry.

Canon obtained the third greatest number of private sector patents in 2015, according to the United States patent annual list, released by IFI CLAIMS® Patent Services.

D. Trend information

As for the future of the global economy, although it is expected to be somewhat better than what it had been over the past five years, the situation remains unstable due to issues such as increased geopolitical risk in the Middle East and the economic slowdown in China. As such, global economic growth is expected to remain modest. From an industrial perspective, however, remarkable developments are being made in technologies in such areas as the IoT and artificial intelligence, which are leading to major changes in industry structure. Advancements in digital technology have made it easier for startup companies to enter markets, thus fueling increased market competition.

In the businesses in which Canon is involved, although demand for color office MFDs and production printers is expected to continue growing, a recovery in sales of products that are largely sold in emerging markets, such as entry-class cameras and single-function laser printers, is expected to take time. Within the market for semiconductor lithography equipment, capital investment is expected to remain strong while forecasts for the FPD lithography equipment market also point to further future expansion. Also expected to grow is the network camera market, a market in which Axis, which became a consolidated subsidiary in 2015, is a major player.

Under these circumstances, the Canon Group embarked on a new five-year plan, Phase V of the “Excellent Global Corporation Plan.” During Phase V, under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation,” reforms that were promoted in Phase IV will be further expanded upon. In 2020, the final year of Phase V, Canon aims to achieve net sales of 5 trillion yen, an operating profit ratio of 15% or more, a net income ratio of 10% or more, and a shareholders’ equity ratio of 70% or more. Toward this objective, Canon will undertake the following various measures.

•	Establish a new production system to achieve a cost-of-sales ratio of 45%

Strengthen domestic mother factories by further promoting the return of production to Japan and the integration of design, procurement, production engineering, and manufacturing technology operations. At the same time, pursue total cost reductions through the promotion of such advanced production engineering technologies as robotics and automation.

•	Reinforce and expand new businesses while creating future businesses

Create and expand new businesses by accelerating the horizontal expansion of existing business. Additionally, concentrate management resources and make effective use of M&A to accelerate the expansion of promising business areas such as commercial printing, network cameras and life sciences.

•	Restructure the global sales network in accordance with market changes

Review existing sales organizations and reinforce omni-channel marketing that integrates online and brick-and-mortar sales routes while strengthening and expanding solutions-driven businesses with the aim of solving issues faced by customers. Additionally, continue focusing energy on developing marketing in emerging countries.

•	Enhance R&D capabilities through open innovation

Discard the strict notion of self-sufficiency and construct an R&D system that proactively leverages external technologies and knowledge, promoting joint and contract research with various partners such as domestic and foreign universities and research institutes.

•	Complete the Three Regional Headquarters management system capturing world dynamism

Promote the acquisition of promising businesses through active M&A and complete the Three Regional Headquarter management system, under which Japan, the U.S. and Europe will each roll out businesses globally.

Additionally, under the theme “Taking a decisive first step toward transformation,” the following key challenges will be pursued in 2016, the inaugural year of Phase V.

•	Draft and implement plans to revitalize existing businesses

Raise profitability through drastic cost-cutting and work to revitalize businesses, swiftly launching future products that were exhibited at Canon EXPO 2015.

•	Rapidly expand new businesses

Work to speed up the expansion and deployment of large-scale businesses such as commercial printing and network cameras.

•	Accelerate efforts aimed at reducing the cost-of-sales ratio

Continue to investigate optimal locations for production sites and work to accelerate cost reductions at all stages, including product development.

•	Boost sales productivity through marketing reforms

Accelerate efforts to address global growth in e-commerce and work to reinforce the solutions business.

•	Improve R&D productivity through selection and concentration

Apply the selection and concentration process to development themes and boost R&D productivity.

•	Promote the cultivation of global human resources

Build a structure to discover talented individuals from within the entire Canon Group to cultivate global competent human resources capable of performing duties while maintaining an all-encompassing perspective of the world map.

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

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon will have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 5 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥7,685 million at December 31, 2015. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2015 were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2015.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Capital Lease Obligations	¥1,470	¥630	¥705	¥135	¥—
Other Long-Term Debt	73	32	28	13	—
Operating Lease Obligations	87,592	26,294	34,183	14,962	12,153
Purchase commitments for :
Property, Plant and Equipment	43,059	43,059	—	—	—
Parts and Raw Materials	75,439	75,439	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	20,721	20,721	—	—	—

Total	¥228,354	¥166,175	¥34,916	¥15,110	¥12,153

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details.

Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2015, accrued product warranty costs amounted to ¥14,014 million.

At December 31, 2015, commitments outstanding for the purchase of property, plant and equipment were approximately ¥43,059 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥75,439 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2016, Canon expects to contribute ¥12,015 million to its Japanese defined benefit pension plans and ¥8,706 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 30, 2016 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Masaya Maeda	President & COO	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communication Products Operations
		3/2010	Managing Director
		3/2014	Senior Managing Director
		3/2016	President & COO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Finance & Accounting HQ, Group Executive of Facilities Management HQ, Group Executive of Human Resources Management & Organization HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ*
		4/2012	Group Executive of Facilities Management HQ*
		3/2014	Group Executive of Human Resources Management & Organization HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Shigeyuki Matsumoto	Senior Managing Director & CTO (Group Executive of R&D HQ)	4/1977	Entered the Company
(Nov. 15, 1950)		1/2002	Group Executive of Device Technology Development HQ
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director*
		3/2015	Group Executive of Corporate R&D
		7/2015	Group Executive of R&D HQ*
		3/2016	CTO*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)			Ginza Seiwa Law Office*
		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated
		6/2011	President & CEO of Japan Securities Depository Center, Incorporated*
		6/2013	Director of Toyota Motor Corporation*
		3/2014	Director*

Makoto Araki (Jul. 16, 1954)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2009	Group Executive of Information & Communication Systems HQ
		4/2010	Executive Officer
		3/2011	Director
		3/2014	Audit & Supervisory Board Member*

Kazuto Ono (Jul. 20, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		3/2012	Group Executive of Human Resources Management & Organization HQ
		4/2012	Executive Officer
		3/2013	Director
		3/2014	Group Executive of Corporate Planning Development HQ
		3/2015	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Qualified for attorney*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*
		6/2004	Audit & Supervisory Board Member of Marui Group Co., Ltd.*
		6/2011	Director of Jeco Corporation*
		6/2015	Director of Nissan Chemical Industries, Ltd.*

Osami Yoshida (Nov. 4, 1950)	Audit & Supervisory Board Member	9/1982	Registered as Certified Public Accountant*
		12/2011	Deputy Group Executive of Human Resources HQ, Deloitte Touche Tohmatsu LLC
		3/2014	Audit & Supervisory Board Member*

Kuniyoshi Kitamura (Apr. 8, 1956)	Audit & Supervisory Board Member	4/1981	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/2002	General Manager of Network Service Management Department of The Dai-ichi Life Insurance Company, Limited
		4/2004	General Manager of Corporate Relations Department No.2 of The Dai-ichi Life Insurance Company, Limited
		4/2006	General Manager of Research Department of The Dai-ichi Life Insurance Company, Limited
		11/2007	General Manager of Corporate Planning Department No.2 of The Dai-ichi Life Insurance Company, Limited
		4/2009	General Manager of Corporate Relations Department No.8 of The Dai-ichi Life Insurance Company, Limited
		3/2010	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2016. The term of office of Audit & Supervisory Board Members is four years. The current term for Makoto Araki, Osami Yoshida and Kuniyoshi Kitamura who were elected in the general meeting of shareholders in March 2014, expires in March 2018, and the current term for Kazuto Ono and Tadashi Ohe who were elected in the general meeting of shareholders in March 2015, expires in March 2019.

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

Board of Directors and Audit & Supervisory Board Members

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is six and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.

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

Canon established a standing committee, the Internal Control Committee in 2004, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to Canon, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations and internal controls. In 2015, with the aim of managing financial, compliance, and business risks from a comprehensive perspective, the Internal Control Committee was reorganized and renamed the Risk Management Committee which is tasked with performing this duty. Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. The Risk Management Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters, etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, the Risk Management Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 27, 2016, whom took the assignment on March 30, 2016, are listed below.

Name	Position	(Group executive/function)
Yoroku Adachi	Executive Vice President	Chairman of Canon U.S.A., Inc.
Toshio Homma	Executive Vice President	Group Executive of Procurement HQ
Hideki Ozawa	Senior Managing Executive Officer	President of Canon (China) Co., Ltd.
Yasuhiro Tani	Managing Executive Officer	Group Executive of Digital System Technology Development HQ
Kenichi Nagasawa	Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Naoji Otsuka	Managing Executive Officer	Chief Executive of Inkjet Products Operations
Masanori Yamada	Managing Executive Officer	Group Executive of Network Visual Solution Business Promotion HQ
Aitake Wakiya	Managing Executive Officer	Deputy Group Executive of Finance & Accounting HQ
Akiyoshi Kimura	Managing Executive Officer	Chief Executive of Office Imaging Products Operations
Eiji Osanai	Managing Executive Officer	Group Executive of Production Engineering HQ
Masaaki Nakamura	Managing Executive Officer	Deputy Group Executive of Human Resources Management & Organization HQ

Executive Officers of the Company appointed by the Board of Directors meeting held on January 27, 2016, whom are expected to take the assignment on April 1, 2016, are listed below.

Name	Position	(Group executive/function)
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Rokus van Iperen	Senior Managing Executive Officer	President of Canon Europa N.V. and Canon Europe Ltd.
Hiroyuki Suematsu	Managing Executive Officer	Group Executive of Quality Management HQ
Shigeyuki Uzawa	Managing Executive Officer	Chief Executive of Optical Products Operations
Akio Noguchi	Managing Executive Officer	Group Executive of Mixed Reality Solution Business Promotion HQ
Ryuichi Ebinuma	Managing Executive Officer	Deputy Group Executive of R&D HQ
Yuichi Ishizuka	Managing Executive Officer	President of Canon U.S.A., Inc.
Kazuto Ogawa	Managing Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Shunsuke Inoue	Executive Officer	Group Executive of Device Technology Development HQ
Takayuki Miyamoto	Executive Officer	Chief Executive of Peripheral Products Operations
Katsumi Iijima	Executive Officer	Group Executive of Information & Communication Systems HQ
Soichi Hiramatsu	Executive Officer	Deputy Group Executive of Procurement HQ
Kazuhiko Noguchi	Executive Officer	Group Executive of Public Affairs HQ
Masato Okada	Executive Officer	Deputy Chief Executive of Image Communication Products Operations
Nobutoshi Mizusawa	Executive Officer	Deputy Group Executive of R&D HQ
Yoichi Iwabuchi	Executive Officer	Deputy Group Executive of Digital System Technology Development HQ
Hiroaki Takeishi	Executive Officer	Group Executive of Semiconductor Production Equipment Group
Takashi Takeya	Executive Officer	Senior General Manager of Global Logistics Management Center

Name	Position	(Group executive/function)
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Group Executive of Corporate Planning Development HQ
Toshihiko Kusumoto	Executive Officer	Deputy Chief Executive of Office Imaging Products Operations
Akiko Tanaka	Executive Officer	President of Canon BioMedical, Inc.
Go Tokura	Executive Officer	Chief Executive of Image Communication Products Operations
Ritsuo Mashiko	Executive Officer	President of Oita Canon Inc.
Hisahiro Minokawa	Executive Officer	President of Canon Hongkong Co., Ltd.
Noriko Gunji	Executive Officer	Executive Vice President of Canon Hongkong Co., Ltd.

B. Compensation

In the fiscal year ended December 31, 2015, Canon pays an aggregate of approximately ¥1,416 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2015.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	¥254	¥34	¥288
Toshizo Tanaka (Director)	Canon Inc.	117	19	136

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2015.

The following two elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year

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

The Company has two stock option (share option) plans. These plans were approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 109th and 110th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on, March 30, 2010, and March 30, 2011. Under and pursuant to these plans, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2015, 2014 and 2013.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2015
Office	106,895	32,557	14,381	20,399	39,558
Imaging System	55,238	16,394	2,357	1,684	34,803
Industry and Others	17,708	9,828	897	2,682	4,301
Corporate	9,730	9,546	—	61	123

Total	189,571	68,325	17,635	24,826	78,785

December 31, 2014
Office	109,294	33,714	15,461	19,990	40,129
Imaging System	56,556	14,771	2,212	1,553	38,020
Industry and Others	15,993	10,893	356	748	3,996
Corporate	10,046	9,823	—	65	158

Total	191,889	69,201	18,029	22,356	82,303

December 31, 2013
Office	99,360	29,389	15,009	19,328	35,634
Imaging System	61,798	16,069	2,510	2,083	41,136
Industry and Others	22,401	14,606	1,225	1,166	5,404
Corporate	10,592	9,761	—	—	831

Total	194,151	69,825	18,744	22,577	83,005

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 30, 2016. The total is 276,985 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	150,623
Masaya Maeda	President & COO	13,400
Toshizo Tanaka	Executive Vice President & CFO	22,110
Shigeyuki Matsumoto	Senior Managing Director & CTO	28,552
Kunitaro Saida	Director	1,400
Haruhiko Kato	Director	—
Makoto Araki	Audit & Supervisory Board Member	8,700
Kazuto Ono	Audit & Supervisory Board Member	4,300
Tadashi Ohe	Audit & Supervisory Board Member	43,400
Osami Yoshida	Audit & Supervisory Board Member	1,600
Kuniyoshi Kitamura	Audit & Supervisory Board Member	2,900

	Total	276,985

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the shareholders on March 30, 2010 is 127,000 shares of common stock. The exercise price of the rights is ¥4,573 per share and the rights are exercisable from May 1, 2012 to April 30, 2016.

The number of shares that may be subscribed for under rights granted to the Directors and the Audit & Supervisory Board Member, listed above, pursuant to the stock option plan approved by the shareholders on March 30, 2011 is 135,000 shares of common stock. The exercise price of the rights is ¥3,990 per share and the rights are exercisable from May 1, 2013 to April 30, 2017.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2015:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,266,200	4.7%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,089,100	3.6%
The Dai-ichi Life Insurance Company, Limited	37,416,380	2.8%
Barclays Securities Japan Limited	30,000,000	2.3%
Moxley and Co. LLC	23,595,319	1.8%
Mizuho Bank, Ltd.	22,558,173	1.7%
State Street Bank and Trust Company 505223	17,896,582	1.3%
State Street Bank West Client—Treaty 505234	17,834,034	1.3%
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.3%
OBAYASHI CORPORATION	16,527,607	1.2%

Notes:

1:	Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
2:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 241,690,840 shares (18.1% of total issued shares) of treasury stock.
4:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2015, 12.1% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 267 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2016.

In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 5 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

C. Interests of experts and counsel

Not applicable.

Item  8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2013, 2014, and 2015 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

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

In 2015, the business environment remained challenging, characterized by, among other factors, economic slowdowns in China and emerging countries. Thanks, however, to efforts to boost product competitiveness and strengthen the Company’s financial position through a management focus on profitability and cash flow, Canon was able to generate ample cash reserves. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥75 per share already distributed, and year-end dividend of ¥75), which is the same as the previous year’s dividend.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2011 Year	¥4,280	¥3,220	976.28	703.88	¥10,891.60	¥8,135.79
2012 Year	4,015	2,308	872.42	692.18	10,433.63	8,238.96
2013 Year	4,115	2,913	1,302.87	862.62	16,320.22	10,398.61
2014 1(st) quarter	3,330	2,889	1,308.08	1,139.27	16,164.01	13,995.86
2(nd) quarter	3,446	3,093	1,273.80	1,121.50	15,442.67	13,885.11
3(rd) quarter	3,628	3,255	1,346.43	1,224.85	16,374.14	14,753.84
4(th) quarter	4,045	3,172	1,454.22	1,177.22	18,030.83	14,529.03
2014 Year	4,045	2,889	1,454.22	1,121.50	18,030.83	13,885.11
2015 1(st) quarter	4,310	3,654	1,594.71	1,343.29	19,778.60	16,592.57
2(nd) quarter	4,539	3,901	1,686.61	1,519.41	20,952.71	18,927.95
3(rd) quarter	4,096	3,402	1,702.83	1,371.44	20,946.93	16,901.49
4(th) quarter	3,862	3,449	1,609.76	1,414.20	20,012.40	17,389.57
2015 Year	4,539	3,402	1,702.83	1,343.29	20,952.71	16,592.57

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2015 July	¥4,055	¥3,777	1,674.27	1,526.09	¥20,850.00	¥19,115.20
August	4,096	3,523	1,702.83	1,410.94	20,946.93	17,714.30
September	3,796	3,402	1,528.57	1,371.44	18,777.47	16,901.49
October	3,862	3,449	1,570.06	1,414.20	19,202.34	17,389.57
November	3,783	3,589	1,609.76	1,523.34	19,994.05	18,641.22
December	3,790	3,625	1,607.27	1,502.55	20,012.40	18,562.51
2016 January	3,656	3,162	1,544.73	1,301.49	18,951.12	16,017.26
February	3,417	2,978	1,463.79	1,193.85	17,905.37	14,865.77

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

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2011 Year	$52.300	$41.700
2012 Year	48.480	29.810
2013 Year	40.430	29.820
2014 1(st) quarter	31.950	28.670
2(nd) quarter	33.820	30.580
3(rd) quarter	33.960	32.000
4(th) quarter	33.530	29.600
2014 Year	33.960	28.670
2015 1(st) quarter	36.000	30.780
2(nd) quarter	38.020	32.250
3(rd) quarter	32.640	28.520
4(th) quarter	31.960	28.830
2015 Year	38.020	28.520

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2015 July	$32.630	$31.460
August	32.640	29.010
September	31.310	28.520
October	31.960	28.830
November	30.680	29.720
December	31.390	29.590
2016 January	29.980	27.060
February	29.470	26.600

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2015. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

•	the removal of an Audit & Supervisory Board Member,
•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
•	a dissolution, merger or consolidation,
•	a corporate separation,
•	the transfer of the whole or an important part of the Company’s business,
•	the transfer of the whole or a part of the Company’s equity interests in any of the Company’s significant subsidiaries which meets certain requirements,
•	the taking over of the whole of the business of any other corporation,
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

Right of Controlling Shareholder Representing 90 Per Cent or More of Shares to Request Other Shareholders to Sell All Shares

A shareholder holding, directly or indirectly, 90 per cent or more of the voting rights of the Company’s shares has the right to request, subject to approval by the Company’s Board of Directors, that the other shareholders and (if the controlling shareholder so determines) all holders of stock acquisition rights of the Company sell to the controlling shareholder all shares and all stock acquisition rights, as the case may be, held by them. In the above case, the Company will be required to give public notice thereof to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days prior to the effective date of such sales.

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

E. Taxation

1. Taxation in Japan

Generally, a non-resident of Japan or non-Japanese corporation (a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Japan’s income tax treaties with Australia, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (“Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

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

2. Taxation in the United States

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the “Medicare contribution tax.” The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding the Company shares or ADSs as part of a straddle, conversion, other integrated transaction or other similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities;
•	persons holding the Company shares or ADSs that own or are deemed to own 10% or more of any class of the Company stock;
•	persons who acquired the Company shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding the Company shares or ADSs in connection with trade or business conducted outside of the United States.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the Company shares or ADSs in its particular circumstances.

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

This discussion assumes that the Company was not a passive foreign investment company for 2015, as described below.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2015 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition, including certain pledges, of the Company shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the Company shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market election) may be available to a U.S. holder that would result in alternative tax treatments.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2015.

Available-for-sale securities

	2015
	Cost	Fair value
	(Millions of yen)
Debt securities
Due after five years	¥304	¥488
Fund trusts	63	64
Equity securities	20,461	42,849

	¥20,828	¥43,401

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2015. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2016.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	¥120,227	¥90,865	¥16,961	¥228,053
Estimated fair value	(41)	226	78	263
Forwards to buy foreign currencies:
Contract amounts	¥27,553	¥9,623	¥364	¥37,540
Estimated fair value	318	265	15	598

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2015, 2014 and 2013. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥131 million, ¥145 million and ¥111 million for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2015.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2015, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2015	Year ended December 31, 2014
	(Millions of yen)
Audit fees	¥2,604	¥2,544
Audit-related fees	15	73
Tax fees	121	120
All other fees	34	97

Total	¥2,774	¥2,834

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2015 and 2014.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2015	(Shares)	(Yen)
January 1 - January 31	275	3,778	—	—
February 1 - February 28	695	3,813	—	—
March 1 - March 31	1,177	3,986	—	—
April 1 - April 30	1,760	4,420	—	—
May 1 - May 31	898	4,331	—	—
June 1 - June 30	1,186	4,217	—	—
July 1 - July 31	612	3,972	—	—
August 1 - August 31	429	3,968	—	—
September 1 - September 30	423	3,661	—	—
October 1 - October 31	755	3,631	—	—
November 1 - November 30	582	3,705	—	—
December 1 - December 31	909	3,714	—	—

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2015, the Company purchased 9,701 shares for a total purchase price of 39,006,226 yen upon requests from holders of shares consisting less than one full unit.

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

The Company currently has two outside directors under the Corporation Law. Under the Corporation Law, an “outside” director is defined as a person who meets the prescribed conditions, such as, that the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director (which means a director concurrently performing an executive role) (gyomu shikko torishimariyaku), a corporate executive officer, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.

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

(ii) have an audit and supervisory committee and abolish the post of the Audit & Supervisory Board Members; or (iii) have the Audit & Supervisory Board. The Company has elected to have the Audit & Supervisory Board, whose duties include monitoring and reviewing the management and reporting the results of these activities to the shareholders or board of directors of the Company. While the NYSE Corporate Governance Rules provide that U.S. listed companies must have an audit committee, nominating committee and compensation committee, each composed entirely of independent directors, the Corporation Law does not require companies to have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

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

3. Audit Committee

The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Security Exchange Act, which provides that a foreign private issuer which has established the Audit & Supervisory Board shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule 10A-3. Pursuant to the requirements of the Corporation Law, the shareholders elect the Audit & Supervisory Board Members by resolution of a general meeting of shareholders. The Company currently has five Audit & Supervisory Board Members, although the minimum number of Audit & Supervisory Board Members required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require the Audit & Supervisory Board Members to be experts in accounting or to have any other area of expertise. Under the Corporation Law, the Audit & Supervisory Board may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the Audit & Supervisory Board Member’s duties. The Audit & Supervisory Board prepares auditors’ reports, determines a proposal for the nomination or removal of the accounting auditors to be submitted to the general meeting of shareholders, and may veto a proposal for the nomination of the Audit & Supervisory Board Members, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Corporation Law, the half or more of a company’s Audit & Supervisory Board Members must be “outside” Audit & Supervisory Board Members. An “outside” Audit & Supervisory Board Member is defined as a person who meets the prescribed conditions, such as, that the person has not been in the ten years prior to his or her assumption of office as outside Audit & Supervisory Board Member, a director, an accounting adviser (kaikei sanyo), a corporate executive officer, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries. The Company’s current Audit & Supervisory Board Member system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent Audit & Supervisory Board Member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside Audit & Supervisory Board Members” (each of which terms is defined under the Corporation Law) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside Audit & Supervisory Board Members. In addition, all such three outside Audit & Supervisory Board Members are also qualified as independent Audit & Supervisory Board Members under the regulations of the Japanese stock exchanges. The qualifications for an “outside” or

“independent” Audit & Supervisory Board Member under the Corporation Law or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 30, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 30, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 30, 2016

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2015	2014
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	¥633,613	¥844,580
Short-term investments (Note 2)	20,651	71,863
Trade receivables, net (Note 3)	588,001	625,675
Inventories (Note 4)	501,895	528,167
Prepaid expenses and other current assets (Notes 6, 12 and 17)	313,019	321,648

Total current assets	2,057,179	2,391,933
Noncurrent receivables (Note 18)	29,476	29,785
Investments (Note 2)	67,862	65,176
Property, plant and equipment, net (Notes 5 and 6)	1,219,652	1,269,529
Intangible assets, net (Notes 7 and 8)	241,208	177,288
Goodwill (Notes 7 and 8)	478,943	211,336
Other assets (Notes 6, 11 and 12)	333,453	315,571

Total assets	¥4,427,773	¥4,460,618

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	¥688	¥1,018
Trade payables (Note 10)	278,255	310,214
Accrued income taxes (Note 12)	47,431	57,212
Accrued expenses (Notes 11 and 18)	317,653	345,237
Other current liabilities (Notes 5, 12 and 17)	171,302	207,698

Total current liabilities	815,329	921,379
Long-term debt, excluding current installments (Note 9)	881	1,148
Accrued pension and severance cost (Note 11)	296,262	280,928
Other noncurrent liabilities (Notes 7 and 12)	130,838	116,405

Total liabilities	1,243,310	1,319,860

Commitments and contingent liabilities (Note 18)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2015 and 2014	174,762	174,762
Additional paid-in capital	401,358	401,563
Legal reserve (Note 13)	65,289	64,599
Retained earnings (Note 13)	3,365,158	3,320,392
Accumulated other comprehensive income (loss) (Note 14)	(29,742)	28,286
Treasury stock, at cost; 241,690,840 shares in 2015 and 241,931,637 shares in 2014	(1,010,410)	(1,011,418)

Total Canon Inc. shareholders’ equity	2,966,415	2,978,184
Noncontrolling interests	218,048	162,574

Total equity	3,184,463	3,140,758

Total liabilities and equity	¥4,427,773	¥4,460,618

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Net sales	¥3,800,271	¥3,727,252	¥3,731,380
Cost of sales (Notes 5, 8, 11 and 18)	1,865,887	1,865,780	1,932,959

Gross profit	1,934,384	1,861,472	1,798,421
Operating expenses (Notes 1, 5, 8, 11, 15 and 18):
Selling, general and administrative expenses	1,250,674	1,189,004	1,154,820
Research and development expenses	328,500	308,979	306,324

	1,579,174	1,497,983	1,461,144

Operating profit	355,210	363,489	337,277
Other income (deductions):
Interest and dividend income	5,501	7,906	6,579
Interest expense	(584)	(500)	(550)
Other, net (Notes 1, 2 and 17)	(12,689)	12,344	4,298

	(7,772)	19,750	10,327

Income before income taxes	347,438	383,239	347,604
Income taxes (Note 12)	116,105	118,000	108,088

Consolidated net income	231,333	265,239	239,516
Less: Net income attributable to noncontrolling interests	11,124	10,442	9,033

Net income attributable to Canon Inc.	¥220,209	¥254,797	¥230,483

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 16):
Basic	¥201.65	¥229.03	¥200.78
Diluted	201.65	229.03	200.78
Cash dividends per share	150.00	150.00	130.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Consolidated net income	¥231,333	¥265,239	¥239,516
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	(55,504)	143,834	251,576
Net unrealized gains and losses on securities	2,010	2,524	6,612
Net gains and losses on derivative instruments	2,785	(195)	2,056
Pension liability adjustments	(6,543)	(37,985)	32,669

	(57,252)	108,178	292,913

Comprehensive income	174,081	373,417	532,429
Less: Comprehensive income attributable to noncontrolling interests	11,973	9,666	14,688

Comprehensive income attributable to Canon Inc.	¥162,108	¥363,751	¥517,741

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302
Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)
Dividends to Canon Inc. shareholders				(155,627)			(155,627)		(155,627)
Dividends to noncontrolling interests								(3,267)	(3,267)
Transfer to legal reserve			1,428	(1,428)			—		—
Comprehensive income:
Net income				230,483			230,483	9,033	239,516
Other comprehensive income, net of tax (Note 14):
Foreign currency translation adjustments					249,791		249,791	1,785	251,576
Net unrealized gains and losses on securities					6,097		6,097	515	6,612
Net gains and losses on derivative instruments					2,056		2,056	—	2,056
Pension liability adjustments					29,314		29,314	3,355	32,669

Total comprehensive income							517,741	14,688	532,429

Repurchases and reissuance of treasury stock		(7)		(7)		(49,993)	(50,007)		(50,007)

Balance at December 31, 2013	174,762	402,029	63,091	3,212,692	(80,646)	(861,666)	2,910,262	156,515	3,066,777
Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)
Dividends to Canon Inc. shareholders				(145,790)			(145,790)		(145,790)
Dividends to noncontrolling interests								(2,949)	(2,949)
Transfer to legal reserve			1,508	(1,508)			—		—
Comprehensive income:
Net income				254,797			254,797	10,442	265,239
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					142,813		142,813	1,021	143,834
Net unrealized gains and losses on securities					2,301		2,301	223	2,524
Net gains and losses on derivative instruments					(195)		(195)	—	(195)
Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)

Total comprehensive income							363,751	9,666	373,417

Repurchases and reissuance of treasury stock		(46)		(15)		(149,752)	(149,813)		(149,813)

Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758
Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfer to legal reserve			690	(690)			—		—
Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	—	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)

Total comprehensive income							162,108	11,973	174,081

Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790

Balance at December 31, 2015	¥174,762	¥401,358	¥65,289	¥3,365,158	¥(29,742)	¥(1,010,410)	¥2,966,415	¥218,048	¥3,184,463

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	¥231,333	¥265,239	¥239,516
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	273,327	263,480	275,173
Loss on disposal of fixed assets	7,975	12,429	10,638
Equity in (earnings) losses of affiliated companies	(447)	(478)	664
Deferred income taxes	4,672	8,929	16,791
Decrease in trade receivables	22,720	9,323	45,040
Decrease in inventories	14,249	59,004	85,577
Decrease in trade payables	(17,288)	(24,620)	(108,622)
Increase (decrease) in accrued income taxes	(8,731)	3,586	(9,432)
Increase (decrease) in accrued expenses	(25,529)	11,124	(15,635)
Increase (decrease) in accrued (prepaid) pension and severance cost	4,622	(6,305)	(15,568)
Other, net	(32,179)	(17,784)	(16,500)

Net cash provided by operating activities	474,724	583,927	507,642

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(252,948)	(218,362)	(233,175)
Proceeds from sale of fixed assets (Note 5)	3,824	3,994	1,763
Purchases of available-for-sale securities	(98)	(311)	(5,771)
Proceeds from sale and maturity of available-for-sale securities	804	2,606	4,528
(Increase) decrease in time deposits, net	47,665	(14,223)	(12,483)
Acquisitions of businesses, net of cash acquired (Note 7)	(251,534)	(54,772)	(4,914)
Purchases of other investments	(1,220)	—	(296)
Other, net	(112)	11,770	136

Net cash used in investing activities	(453,619)	(269,298)	(250,212)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	717	1,377	1,483
Repayments of long-term debt	(1,350)	(2,152)	(2,334)
Decrease in short-term loans, net	—	(54)	(547)
Purchases of noncontrolling interests	(29,570)	—	(2,616)
Dividends paid	(174,711)	(145,790)	(155,627)
Repurchases and reissuance of treasury stock	790	(149,813)	(50,007)
Other, net	(6,078)	(4,454)	(12,533)

Net cash used in financing activities	(210,202)	(300,886)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	(21,870)	41,928	86,982

Net change in cash and cash equivalents	(210,967)	55,671	122,231
Cash and cash equivalents at beginning of year	844,580	788,909	666,678

Cash and cash equivalents at end of year	¥633,613	¥844,580	¥788,909

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	¥653	¥462	¥500
Income taxes	117,643	111,819	108,950

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, compact photo printers, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Canon’s consolidated net sales for the years ended December 31, 2015, 2014 and 2013 were distributed as follows: the Office Business Unit 55.5%, 55.8% and 53.6%, the Imaging System Business Unit 33.3%, 36.0% and 38.8%, the Industry and Others Business Unit 13.8%, 10.7% and 10.0%, and elimination between segments 2.6%, 2.5% and 2.4%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 21.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 81.2%, 80.6% and 80.8% of consolidated net sales for the years ended December 31, 2015, 2014 and 2013 were generated outside Japan, with 30.1%, 27.8% and 28.4% in the Americas, 28.3%, 29.3% and 30.1% in Europe, and 22.8%, 23.5% and 22.3% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 17.8%, 17.4% and 17.6% of consolidated net sales for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in the Office Business Unit.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, inventories, long-lived assets, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions and employee retirement and severance benefit obligations. Actual results could differ materially from those estimates.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥22,149 million for the year ended December 31, 2015, a net gain of ¥2,628 million for the year ended December 31, 2014 and a net loss of ¥1,992 million for the year ended December 31, 2013, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥80,870 million and ¥139,240 million at December 31, 2015 and 2014, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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

Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 5 years, trademarks are 15 years, patents and developed technology are from 7 years to 16 years, license fees are 7 years, and customer relationships are from 8 years to 15 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

(p)	Net Income Attributable to Canon Inc. Shareholders per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income attributable to Canon Inc. by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuances of common stock based on the assumptions that all stock options were exercised.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥80,907 million, ¥79,765 million and ¥86,398 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥52,504 million, ¥49,576 million and ¥47,460 million for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In September 2015, the Financial Accounting Standards Board (“FASB”) issued an amendment which requires an acquirer in a business combination to recognize the effect on earnings of any adjustments identified during the measurement period after an acquisition in the same period the adjustment is identified, as opposed to the prior guidance which required material adjustments be retrospectively adjusted. Canon adopted this amended guidance from the quarter beginning October 1, 2015. This adoption did not have a material impact on its consolidated results of operations and financial condition.

In May 2014, the FASB issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the adoption date and the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

In July 2015, the FASB issued an amendment which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This guidance is effective for annual reporting periods beginning after December 15, 2016, and early adoption is permitted. Canon is currently evaluating the adoption date and does not expect the adoption of this guidance to have a material impact on its consolidated results of operations and financial condition.

In November 2015, the FASB issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. This guidance is effective for annual reporting

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance (continued)

periods beginning after December 15, 2016, and early adoption is permitted. Canon will early adopt this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. The adoption of this guidance will have an impact on its consolidated balance sheets as our current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted for certain provisions. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	¥298	¥—	¥11	¥287
Corporate bonds	6	195	—	201
Fund trusts	63	1	—	64
Equity securities	20,461	23,482	1,094	42,849

	¥20,828	¥23,678	¥1,105	¥43,401

	December 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	¥331	¥—	¥6	¥325
Corporate bonds	512	153	29	636
Fund trusts	84	—	—	84
Equity securities	20,905	19,765	17	40,653

	¥21,832	¥19,918	¥52	¥41,698

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at December 31, 2015:

	Cost	Fair value
	(Millions of yen)
Due after five years	¥304	¥488

	¥304	¥488

Gross realized gains were ¥329 million, ¥2,540 million and ¥2,360 million for the years ended December 31, 2015, 2014 and 2013, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥31 million, ¥31 million and ¥2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

At December 31, 2015, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥20,651 million and ¥71,863 million at December 31, 2015 and 2014, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥2,570 million and ¥1,164 million at December 31, 2015 and 2014, respectively. These investments were not evaluated for impairment at December 31, 2015 and 2014, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥20,415 million and ¥20,863 million at December 31, 2015 and 2014, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥447 million and ¥478 million for the years ended December 31, 2015 and 2014, respectively, and losses of ¥664 million for the year ended December 31, 2013.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2015	2014
	(Millions of yen)
Notes	¥17,614	¥18,476
Accounts	582,464	619,321

	600,078	637,797
Less allowance for doubtful receivables	(12,077)	(12,122)

	¥588,001	¥625,675

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4.	Inventories

Inventories are summarized as follows:

	December 31
	2015	2014
	(Millions of yen)
Finished goods	¥357,115	¥363,685
Work in process	130,258	144,394
Raw materials	14,522	20,088

	¥501,895	¥528,167

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2015	2014
	(Millions of yen)
Land	¥282,786	¥286,336
Buildings	1,632,604	1,609,667
Machinery and equipment	1,813,116	1,822,026
Construction in progress	61,952	70,759

	3,790,458	3,788,788
Less accumulated depreciation	(2,570,806)	(2,519,259)

	¥1,219,652	¥1,269,529

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were ¥223,759 million, ¥213,739 million and ¥223,158 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥30,789 million and ¥40,483 million at December 31, 2015 and 2014, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2015	2014
	(Millions of yen)
Total minimum lease payments receivable	¥318,066	¥308,733
Unguaranteed residual values	14,271	13,924
Executory costs	(888)	(1,680)
Unearned income	(31,920)	(31,919)

	299,529	289,058
Less allowance for credit losses	(2,878)	(6,276)

	296,651	282,782
Less current portion	(109,220)	(102,920)

	¥187,431	¥179,862

The activity in the allowance for credit losses is as follows:
	Years ended December 31
	2015	2014
	(Millions of yen)
Balance at beginning of year	¥6,276	¥7,323
Charge-offs	(1,343)	(1,171)
Provision	55	154
Translation adjustments and other	(2,110)	(30)

Balance at end of year	¥2,878	¥6,276

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2015 and 2014 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2015 and 2014 was ¥108,746 million and ¥113,997 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2015 and 2014 was ¥82,916 million and ¥87,338 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2015.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2016	¥127,714	¥8,709
2017	90,137	5,307
2018	57,828	3,308
2019	30,501	1,786
2020	11,165	490
Thereafter	721	206

	¥318,066	¥19,806

7.	Acquisitions

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of ¥ 244,725 million. In addition, the Company acquired 9.0% of the issued shares of Axis from noncontrolling shareholders primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest represents 85.1% of the issued shares of Axis. The fair value of the 23.9% noncontrolling interest in Axis of ¥ 77,086 million was measured based on Axis’s common stock price on the acquisition date.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

The Company views its network surveillance camera business as a promising new business area for Canon. Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness through the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

(Millions of yen)
Current assets	¥31,365

Intangible assets	60,992
Goodwill	259,863
Other noncurrent assets	2,053

Non-current assets	322,908

Total assets acquired	354,273

Total liabilities assumed	32,462

Net assets acquired	¥321,811

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

Intangible assets acquired, which are subject to amortization, consist of trademarks of ¥ 42,880 million, patents and developed technology of ¥ 17,823 million and software of ¥ 289 million. Canon has estimated the amortization period for the trademarks, patents and developed technology, and software to be 15 years, 7 years and 5 years, respectively. The weighted average amortization period for all intangible assets is approximately 13 years.

Goodwill recorded is attributable primarily to expected synergies from combining operations of Axis and Canon. None of the goodwill is expected to be deductible for tax purposes. The goodwill is assigned primarily to the Industry and Others Business Unit for impairment testing.

The amounts of net sales of Axis since the acquisition date included in the Canon’s consolidated statement of income for the year ended December 31, 2015 were ¥ 72,602 million. The amounts of net income of Axis included in the Canon’s consolidated statement of income were not material.

Pro forma results of operations were not disclosed because the effect on the Canon’s consolidated statement of income was not material.

Canon acquired businesses other than that described above during the year ended December 31, 2015 that were not material to its consolidated financial statements.

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

Intangible assets subject to amortization acquired during the year ended December 31, 2015, including those recorded from businesses acquired, totaled ¥113,216 million, which primarily consist of trademarks of ¥42,949 million, software of ¥39,817 million, and patents and developed technology of ¥18,083 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2015 are approximately 9 years. The weighted average amortization periods for trademarks, software, and patents and developed technology acquired during the year ended December 31, 2015 are approximately 15 years, 5 years and 7 years, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

Intangible assets subject to amortization acquired during the year ended December 31, 2014, including those recorded from businesses acquired, totaled ¥62,189 million, which primarily consist of software of ¥54,686 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2014 are approximately 5 years. The weighted average amortization periods for software acquired during the year ended December 31, 2014 are approximately 4 years.

The components of intangible assets subject to amortization at December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	¥308,348	¥181,972	¥312,069	¥185,885
Trademarks	49,861	2,952	10,858	6,137
Patents and developed technology	39,685	16,123	22,371	13,845
Customer relationships	17,159	10,173	53,494	46,713
License fees	15,669	5,617	11,765	7,860
Other	17,070	7,690	16,455	7,351

	¥447,792	¥224,527	¥427,012	¥267,791

Aggregate amortization expense for the years ended December 31, 2015, 2014 and 2013 was ¥49,568 million, ¥49,741 million and ¥52,015 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥48,094 million in 2016, ¥38,852 million in 2017, ¥29,155 million in 2018, ¥20,589 million in 2019, and ¥15,736 million in 2020.

Intangible assets not subject to amortization other than goodwill at December 31, 2015 and 2014 were ¥17,943 million and ¥18,067 million, respectively, which primarily consist of in-process research and development recorded from businesses acquired.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2015 and 2014 were as follows:

	Year ended December 31, 2015
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥145,335	¥21,780	¥44,221	¥211,336
Goodwill acquired during the year	10,373	31,367	228,827	270,567
Translation adjustments and other	(13,157)	327	9,870	(2,960)

Balance at end of year	¥142,551	¥53,474	¥282,918	¥478,943

	Year ended December 31, 2014
	Office	Imaging System	Industry and Others	Total
	(Millions of yen)
Balance at beginning of year	¥139,412	¥13,877	¥8,351	¥161,640
Goodwill acquired during the year	3,971	7,424	32,736	44,131
Translation adjustments and other	1,952	479	3,134	5,565

Balance at end of year	¥145,335	¥21,780	¥44,221	¥211,336

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2015 and 2014 were ¥26 million and ¥3 million, respectively.

Long-term debt consisted of the following:

	December 31
	2015	2014
	(Millions of yen)
Loans, principally from banks, maturing in installments through 2020; bearing weighted average interest of 1.81% and 2.79% at December 31, 2015 and 2014, respectively.	¥73	¥145
Capital lease obligations	1,470	2,018

	1,543	2,163
Less current portion	(662)	(1,015)

	¥881	¥1,148

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

The aggregate annual maturities of long-term debt outstanding at December 31, 2015 were as follows:

(Millions of yen)
Year ending December 31:
2016	¥662
2017	452
2018	281
2019	121
2020	27
Thereafter	—

¥1,543

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2015	2014
	(Millions of yen)
Notes	¥16,706	¥14,112
Accounts	261,549	296,102

	¥278,255	¥310,214

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	¥760,331	¥684,842	¥364,662	¥486,572
Service cost	30,009	26,445	7,760	6,801
Interest cost	8,008	10,772	10,572	10,654
Plan participants’ contributions	—	—	1,830	1,522
Actuarial (gain) loss	7,481	59,496	(5,534)	44,580
Benefits paid	(24,479)	(21,224)	(6,795)	(7,352)
Plan amendments	—	—	(2,655)	—
Curtailments and settlements	—	—	—	(191,179)
Foreign currency exchange rate changes	—	—	(20,160)	13,064

Projected benefit obligations at end of year	781,350	760,331	349,680	364,662
Change in plan assets:
Fair value of plan assets at beginning of year	622,121	581,996	221,421	360,527
Actual return on plan assets	17,541	43,714	21	17,851
Employer contributions	8,701	15,676	10,864	6,470
Plan participants’ contributions	—	—	1,830	1,522
Benefits paid	(21,788)	(19,265)	(6,795)	(7,041)
Settlements	—	—	—	(165,640)
Foreign currency exchange rate changes	—	—	(9,471)	7,732

Fair value of plan assets at end of year	626,575	622,121	217,870	221,421

Funded status at end of year	¥(154,775)	¥(138,210)	¥(131,810)	¥(143,241)

Amounts recognized in the consolidated balance sheets at December 31, 2015 and 2014 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
	(Millions of yen)		(Millions of yen)
Other assets	¥814	¥532	¥9,986	¥—
Accrued expenses	—	—	(1,123)	(1,055)
Accrued pension and severance cost	(155,589)	(138,742)	(140,673)	(142,186)

	¥(154,775)	¥(138,210)	¥(131,810)	¥(143,241)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2015 and 2014 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
	(Millions of yen)		(Millions of yen)
Actuarial loss	¥208,946	¥209,829	¥71,750	¥69,287
Prior service credit	(79,935)	(92,527)	(2,567)	(57)

	¥129,011	¥117,302	¥69,183	¥69,230

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	¥740,545	¥720,034	¥338,160	¥343,023

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥777,458	¥756,941	¥346,749	¥364,662
Fair value of plan assets	621,869	618,199	204,953	221,421
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥731,537	¥716,940	¥331,351	¥339,305
Fair value of plan assets	615,963	618,199	200,891	216,560

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2015, 2014 and 2013 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2015	2014	2013	2015	2014	2013
	(Millions of yen)			(Millions of yen)
Service cost	¥30,009	¥26,445	¥26,005	¥7,760	¥6,801	¥9,448
Interest cost	8,008	10,772	11,655	10,572	10,654	14,299
Expected return on plan assets	(19,579)	(18,018)	(15,273)	(11,857)	(10,637)	(13,949)
Amortization of prior service credit	(12,592)	(12,800)	(12,306)	(145)	(61)	(143)
Amortization of actuarial loss	10,402	10,023	13,546	3,839	1,698	2,005
(Gain) loss on curtailments and settlements	—	—	—	—	(9,370)	146

	¥16,248	¥16,422	¥23,627	¥10,169	¥(915)	¥11,806

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 are summarized as follows:
	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2015	2014	2013	2015	2014	2013
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	¥9,519	¥33,800	¥(54,150)	¥6,302	¥37,366	¥2,290
Current year prior service credit	—	—	—	(2,655)	—	—
Amortization of actuarial loss	(10,402)	(10,023)	(13,546)	(3,839)	(1,698)	(2,005)
Amortization of prior service credit	12,592	12,800	12,306	145	61	143
Curtailments and settlements	—	—	—	—	(16,725)	(358)

	¥11,709	¥36,577	¥(55,390)	¥(47)	¥19,004	¥70

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	¥(12,785)	¥(132)
Actuarial loss	10,830	3,213

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2015	2014	2015	2014
Discount rate	1.1%	1.1%	3.0%	2.9%
Assumed rate of increase in future compensation levels	3.0%	3.0%	2.0%	2.0%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2015	2014	2013	2015	2014	2013
Discount rate	1.1%	1.6%	1.8%	2.9%	3.9%	3.6%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.0%	2.3%	2.2%
Expected long-term rate of return on plan assets	3.1%	3.1%	3.1%	5.6%	4.9%	5.2%

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

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 35% is invested in equity securities, approximately 35% is invested in debt securities, and approximately 30% is invested in other investment vehicles, primarily consisting of investments in real estate assets.

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

Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2015 and 2014, by asset category, are as follows:

	December 31, 2015
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	¥49,847	¥—	¥—	¥49,847	¥—	¥—	¥—	¥—
Foreign companies	3,287	—	—	3,287	18,661	—	—	18,661
Pooled funds (b)	—	125,850	—	125,850	—	66,296	—	66,296
Debt securities:
Government bonds (c)	142,015	—	—	142,015	48	—	—	48
Municipal bonds	—	1,248	—	1,248	—	2,587	—	2,587
Corporate bonds	—	13,532	—	13,532	—	21,009	—	21,009
Pooled funds (d)	—	120,364	—	120,364	—	34,564	—	34,564
Mortgage backed securities (and other asset backed securities)	—	10,462	—	10,462	—	137	—	137
Life insurance company general accounts	—	125,759	—	125,759	—	6,190	—	6,190
Other assets	—	33,432	779	34,211	—	68,378	—	68,378

	¥195,149	¥430,647	¥779	¥626,575	¥18,709	¥199,161	¥—	¥217,870

	December 31, 2014
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	¥51,805	¥—	¥—	¥51,805	¥—	¥—	¥—	¥—
Foreign companies	10,233	—	—	10,233	31,963	—	—	31,963
Pooled funds (f)	—	124,388	—	124,388	—	74,744	—	74,744
Debt securities:
Government bonds (g)	143,431	—	—	143,431	7,899	—	—	7,899
Municipal bonds	—	573	—	573	—	3,221	—	3,221
Corporate bonds	—	11,775	—	11,775	—	24,014	—	24,014
Pooled funds (h)	—	118,606	—	118,606	—	23,260	—	23,260
Mortgage backed securities (and other asset backed securities)	—	12,310	—	12,310	—	—	—	—
Life insurance company general accounts	—	123,575	—	123,575	—	7,049	—	7,049
Other assets	—	23,825	1,600	25,425	—	49,271	—	49,271

	¥205,469	¥415,052	¥1,600	¥622,121	¥39,862	¥181,559	¥—	¥221,421

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥325 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

(b)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 75% foreign government bonds and 25% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥197 million.
(f)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 85% foreign government bonds and 15% corporate bonds for foreign plans.

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

The fair value of Level 3 assets, consisting of hedge funds, was ¥779 million and ¥1,600 million at December 31, 2015 and 2014, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2015 and 2014 were not significant.

Contributions

Canon expects to contribute ¥12,015 million to its Japanese defined benefit pension plans and ¥8,706 million to its foreign defined benefit pension plans for the year ending December 31, 2016.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2016	¥20,023	¥9,836
2017	21,351	10,165
2018	23,280	9,843
2019	23,359	11,036
2020	27,886	11,686
2021 – 2025	170,161	67,899

Multiemployer pension plans

The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2015 and 2014 were ¥3,864 million and ¥2,815 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 102% funded as of December 31, 2014. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.

Defined contribution plans

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2015, 2014 and 2013 were ¥17,277 million, ¥15,077 million and ¥14,383 million, respectively.

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

	Year ended December 31, 2015
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥228,871	¥118,567	¥347,438

Income taxes:
Current	¥80,020	¥31,413	¥111,433
Deferred	3,414	1,258	4,672

	¥83,434	¥32,671	¥116,105

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2014
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥277,041	¥106,198	¥383,239

Income taxes:
Current	¥83,221	¥25,850	¥109,071
Deferred	6,796	2,133	8,929

	¥90,017	¥27,983	¥118,000

	Year ended December 31, 2013
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	¥251,351	¥96,253	¥347,604

Income taxes:
Current	¥75,134	¥16,163	¥91,297
Deferred	4,005	12,786	16,791

	¥79,139	¥28,949	¥108,088

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 35% for the year ended December 31, 2015 and approximately 38% for the years ended December 31, 2014 and 2013, respectively.

Amendments to the Japanese tax regulations were enacted into law on March 31, 2015. As a result of these amendments, the statutory income tax rate will be reduced from approximately 35% to 33% effective from the year beginning January 1, 2016, and to approximately 32% effective from the year beginning January 1, 2017 thereafter. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2016 to December 31, 2016 is approximately 33% and for periods subsequent to December 31, 2016 the rate is approximately 32%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to ¥6,456 million and have been reflected in income taxes in the consolidated statement of income for the year ended December 31, 2015.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2015	2014	2013
Japanese statutory income tax rate	35.0%	38.0%	38.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.8	0.7	0.9
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.9)	(3.7)	(3.3)
Tax credit for research and development expenses	(4.8)	(5.0)	(5.4)
Change in valuation allowance	(0.4)	(0.5)	0.2
Effect of enacted changes in tax laws and rates on Japanese tax	1.9	0.8	—
Other	3.8	0.5	0.7

Effective income tax rate	33.4%	30.8%	31.1%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2015	2014
	(Millions of yen)
Prepaid expenses and other current assets	¥55,108	¥61,943
Other assets	113,687	117,636
Other current liabilities	(2,682)	(3,456)
Other noncurrent liabilities	(96,243)	(80,459)

	¥69,870	¥95,664

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014 are presented below:
	December 31
	2015	2014
	(Millions of yen)
Deferred tax assets:
Inventories	¥15,298	¥16,085
Accrued business tax	3,293	3,951
Accrued pension and severance cost	77,420	79,392
Research and development – costs capitalized for tax purposes	6,906	8,616
Property, plant and equipment	24,281	29,558
Accrued expenses	39,881	43,706
Net operating losses carried forward	33,526	38,351
Other	33,808	34,673

	234,413	254,332
Less valuation allowance	(32,931)	(37,498)

Total deferred tax assets	201,482	216,834

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(10,400)	(10,368)
Net unrealized gains on securities	(7,354)	(6,801)
Tax deductible reserve	(4,974)	(5,696)
Financing lease revenue	(54,280)	(58,958)
Prepaid pension and severance cost	(1,104)	(1,671)
Intangible assets	(21,106)	(7,283)
Other	(32,394)	(30,393)

Total deferred tax liabilities	(131,612)	(121,170)

Net deferred tax assets	¥69,870	¥95,664

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The net changes in the total valuation allowance were a decrease of ¥4,567 million for the year ended December 31, 2015, and increases of ¥2,443 million and ¥2,888 million for the years ended December 31, 2014 and 2013, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2015.

At December 31, 2015, Canon had net operating losses which can be carried forward for income tax purposes of ¥200,994 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	¥6,138
After one year through five years	36,317
After five years through ten years	58,462
After ten years through twenty years	62,270
Indefinite period	37,807

Total	¥200,994

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥28,500 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2015 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2015, such undistributed earnings of these subsidiaries were ¥940,931 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Balance at beginning of year	¥6,431	¥6,201	¥7,711
Additions for tax positions of the current year	2,174	1,649	312
Additions for tax positions of prior years	165	216	388
Reductions for tax positions of prior years	(1,180)	(114)	(3,141)
Settlements with tax authorities	(505)	(1,808)	(347)
Other	(1,029)	287	1,278

Balance at end of year	¥6,056	¥6,431	¥6,201

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥6,056 million and ¥6,431 million at December 31, 2015 and 2014, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2015, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2015 and 2014, and interest and penalties included in income taxes for the years ended December 31, 2015, 2014 and 2013 are not significant.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2015. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2015. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2007 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2006 in major foreign tax jurisdictions.

13.	Legal Reserve and Retained Earnings

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Corporation Law of Japan also provides that additional paid-in capital and legal reserve are available for appropriations by resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of their respective countries.

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2015, 2014 and 2013 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2015 did not reflect current year-end dividends in the amount of ¥81,905 million which were approved by the shareholders in March 2016.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥970,771 million at December 31, 2015.

Retained earnings at December 31, 2015 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,129 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2012	¥(247,734)	¥4,146	¥(4,462)	¥(119,199)	¥(367,249)
Equity transactions with noncontrolling interests and other	(323)	(1)	(2)	(329)	(655)
Other comprehensive income (loss) before reclassifications	249,791	7,449	(7,551)	27,153	276,842
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,352)	9,607	2,161	10,416

Net change during the year	249,468	6,096	2,054	28,985	286,603

Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	10	3	—	(35)	(22)
Other comprehensive income (loss) before reclassifications	142,813	3,933	(2,204)	(47,840)	96,702
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,632)	2,009	11,875	12,252

Net change during the year	142,823	2,304	(195)	(36,000)	108,932

Balance at December 31, 2014	¥144,557	¥12,546	¥(2,603)	¥(126,214)	¥28,286

Equity transactions with noncontrolling interests and other	73	—	—	—	73
Other comprehensive income (loss) before reclassifications	(57,592)	1,691	(256)	(6,155)	(62,312)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(182)	3,041	1,352	4,211

Net change during the year	(57,519)	1,509	2,785	(4,803)	(58,028)

Balance at December 31, 2015	¥87,038	¥14,055	¥182	¥(131,017)	¥(29,742)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Affected line items in consolidated statements of income
	(Millions of yen)
Unrealized gains and losses on securities	¥(298)	¥(2,509)	¥(2,358)	Other, net
	104	879	613	Income taxes

	(194)	(1,630)	(1,745)	Consolidated net income
	12	(2)	393	Net income attributable to noncontrolling interests

	(182)	(1,632)	(1,352)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	4,217	3,260	15,387	Other, net
	(1,180)	(1,248)	(5,780)	Income taxes

	3,037	2,012	9,607	Consolidated net income
	4	(3)	—	Net income attributable to noncontrolling interests

	3,041	2,009	9,607	Net income attributable to Canon Inc.

Pension liability adjustments	1,504	15,585	3,460	See Note 11
	(175)	(3,710)	(1,037)	Income taxes

	1,329	11,875	2,423	Consolidated net income
	23	—	(262)	Net income attributable to noncontrolling interests

	1,352	11,875	2,161	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	¥4,211	¥12,252	¥10,416

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2015:
Foreign currency translation adjustments	¥(56,054)	¥550	¥(55,504)
Net unrealized gains and losses on securities:
Amount arising during the year	3,249	(1,045)	2,204
Reclassification adjustments for gains and losses realized in net income	(298)	104	(194)

Net change during the year	2,951	(941)	2,010
Net gains and losses on derivative instruments:
Amount arising during the year	52	(304)	(252)
Reclassification adjustments for gains and losses realized in net income	4,217	(1,180)	3,037

Net change during the year	4,269	(1,484)	2,785
Pension liability adjustments:
Amount arising during the year	(13,166)	5,294	(7,872)
Reclassification adjustments for gains and losses realized in net income	1,504	(175)	1,329

Net change during the year	(11,662)	5,119	(6,543)

Other comprehensive income (loss)	¥(60,496)	¥3,244	¥(57,252)

2014:
Foreign currency translation adjustments	¥144,826	¥(992)	¥143,834
Net unrealized gains and losses on securities:
Amount arising during the year	6,379	(2,225)	4,154
Reclassification adjustments for gains and losses realized in net income	(2,509)	879	(1,630)

Net change during the year	3,870	(1,346)	2,524
Net gains and losses on derivative instruments:
Amount arising during the year	(3,309)	1,102	(2,207)
Reclassification adjustments for gains and losses realized in net income	3,260	(1,248)	2,012

Net change during the year	(49)	(146)	(195)
Pension liability adjustments:
Amount arising during the year	(71,166)	21,306	(49,860)
Reclassification adjustments for gains and losses realized in net income	15,585	(3,710)	11,875

Net change during the year	(55,581)	17,596	(37,985)

Other comprehensive income (loss)	¥93,066	¥15,112	¥108,178

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2013:
Foreign currency translation adjustments	¥253,707	¥(2,131)	¥251,576
Net unrealized gains and losses on securities:
Amount arising during the year	12,669	(4,312)	8,357
Reclassification adjustments for gains and losses realized in net income	(2,358)	613	(1,745)

Net change during the year	10,311	(3,699)	6,612
Net gains and losses on derivative instruments:
Amount arising during the year	(12,145)	4,594	(7,551)
Reclassification adjustments for gains and losses realized in net income	15,387	(5,780)	9,607

Net change during the year	3,242	(1,186)	2,056
Pension liability adjustments:
Amount arising during the year	51,860	(21,614)	30,246
Reclassification adjustments for gains and losses realized in net income	3,460	(1,037)	2,423

Net change during the year	55,320	(22,651)	32,669

Other comprehensive income (loss)	¥322,580	¥(29,667)	¥292,913

15.	Stock-Based Compensation

On May 1, 2011, based on the approval of the shareholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 912,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2011 was ¥772.

On May 1, 2010, based on the approval of the shareholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 890,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2010 was ¥988.

On May 1, 2009, based on the approval of the shareholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 954,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2009 was ¥699.

The compensation cost recognized for these stock options for the years ended December 31, 2015 and 2014 was nil and 2013 was ¥95 million, and is included in selling, general and administrative expenses in the consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2015, 2014 and 2013 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2013	2,726,400	¥4,247	1.6	¥37
Exercised	(8,600)	3,287
Forfeited	(60,400)	4,461

Outstanding at December 31, 2013	2,657,400	4,245	1.0	28
Exercised	(67,200)	3,287
Forfeited/Expired	(728,400)	4,869

Outstanding at December 31, 2014	1,861,800	4,036	0.7	248
Exercised	(249,600)	3,311
Forfeited/Expired	(316,200)	3,678

Outstanding at December 31, 2015	1,296,000	¥4,263	0.4	¥—

Exercisable at December 31, 2015	1,296,000	¥4,263	0.4	¥—

At December 31, 2015, all outstanding option awards were vested.

The total fair value of shares vested during the years ended December 31, 2015 and 2014 was nil and 2013 was ¥570 million. Cash received from the exercise of stock options for the years ended December 31, 2015, 2014 and 2013 was ¥826 million, ¥221 million and ¥28 million, respectively.

16.	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Net income attributable to Canon Inc.	¥220,209	¥254,797	¥230,483

	(Number of shares)
Average common shares outstanding	1,092,017,955	1,112,509,931	1,147,933,835
Effect of dilutive securities:
Stock options	34,931	4,393	8,466

Diluted common shares outstanding	1,092,052,886	1,112,514,324	1,147,942,301

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	¥201.65	¥229.03	¥200.78
Diluted	201.65	229.03	200.78

The computation of diluted net income attributable to Canon Inc. shareholders per share for the years ended December 31, 2015, 2014 and 2013 excludes certain outstanding stock options because the effect would be anti-dilutive.

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

Contract amounts of foreign exchange contracts at December 31, 2015 and 2014 are set forth below:

	December 31
	2015	2014
	(Millions of yen)
To sell foreign currencies	¥228,053	¥358,862
To buy foreign currencies	37,540	21,365

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2015 and 2014.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2015	2014
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥373	¥8
Liabilities:
Foreign exchange contracts	Other current liabilities	534	1,597
Derivatives not designated as hedging instruments
		Fair value
		December 31
	Balance sheet location	2015	2014
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	¥1,112	¥257
Liabilities:
Foreign exchange contracts	Other current liabilities	90	9,570

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2015:
Foreign exchange contracts	¥52	Other, net	¥(4,217)	Other, net	¥(131)
2014:
Foreign exchange contracts	(3,309)	Other, net	(3,260)	Other, net	(145)
2013:
Foreign exchange contracts	(12,145)	Other, net	(15,387)	Other, net	(111)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2015	2014	2013
		(Millions of yen)
Foreign exchange contracts	Other, net	¥1,099	¥(21,728)	¥(61,787)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2015, commitments outstanding for the purchase of property, plant and equipment approximated ¥43,059 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥75,439 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,561 million and ¥13,847 million at December 31, 2015 and 2014, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥46,483 million, ¥43,215 million and ¥44,562 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2015 are as follows:

(Millions of yen)
Year ending December 31:
2016	¥26,294
2017	20,328
2018	13,855
2019	8,847
2020	6,115
Thereafter	12,153

Total future minimum lease payments	¥87,592

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥7,685 million at December 31, 2015. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2015 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Guarantees (continued)

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the years ended December 31, 2015 and 2014 are summarized as follows:

	Years ended December 31
	2015	2014
	(Millions of yen)
Balance at beginning of year	¥11,564	¥10,890
Additions	18,942	15,699
Utilization	(12,404)	(12,039)
Other	(4,088)	(2,986)

Balance at end of year	¥14,014	¥11,564

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

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2015 and 2014 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, respectively.

	December 31
	2015		2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	¥(1,543)	¥(1,507)	¥(2,163)	¥(2,146)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

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

Concentrations of credit risk

At December 31, 2015 and 2014, one customer accounted for approximately 15% and 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2015 and 2014.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥80,870	¥—	¥80,870
Available-for-sale (noncurrent):
Government bonds	287	—	—	287
Corporate bonds	—	201	—	201
Fund trusts	12	52	—	64
Equity securities	42,849	—	—	42,849
Derivatives	—	1,485	—	1,485

Total assets	¥43,148	¥82,608	¥—	¥125,756

Liabilities:
Derivatives	¥—	¥624	¥—	¥624

Total liabilities	¥—	¥624	¥—	¥624

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	¥—	¥139,240	¥—	¥139,240
Available-for-sale (noncurrent):
Government bonds	325	—	—	325
Corporate bonds	—	162	474	636
Fund trusts	12	72	—	84
Equity securities	40,653	—	—	40,653
Derivatives	—	265	—	265

Total assets	¥40,990	¥139,739	¥474	¥181,203

Liabilities:
Derivatives	¥—	¥11,167	¥—	¥11,167

Total liabilities	¥—	¥11,167	¥—	¥11,167

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the years ended December 31, 2015 and 2014.

	Years ended December 31
	2015	2014
	(Millions of yen)
Balance at beginning of year	¥474	¥340
Total gains or losses (realized or unrealized):
Included in earnings	—	—
Included in other comprehensive income (loss)	22	(18)
Purchases, issuances, and settlements	(496)	152

Balance at end of year	¥—	¥474

Assets and liabilities measured at fair value on a nonrecurring basis

During the years ended December 31, 2015 and 2014, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

21.	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Information about operating results and assets for each segment as of and for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:
Net sales:
External customers	¥2,108,246	¥1,262,667	¥429,358	¥—	¥3,800,271
Intersegment	2,570	1,168	95,293	(99,031)	—

Total	2,110,816	1,263,835	524,651	(99,031)	3,800,271
Operating cost and expenses	1,820,230	1,080,396	537,730	6,705	3,445,061

Operating profit	¥290,586	¥183,439	¥(13,079)	¥(105,736)	¥355,210

Total assets	¥1,020,758	¥452,283	¥332,252	¥2,622,480	¥4,427,773
Depreciation and amortization	86,206	52,070	45,064	89,987	273,327
Capital expenditures	73,819	38,337	24,241	106,733	243,130

2014:
Net sales:
External customers	¥2,075,788	¥1,342,501	¥308,963	¥—	¥3,727,252
Intersegment	2,944	693	89,802	(93,439)	—

Total	2,078,732	1,343,194	398,765	(93,439)	3,727,252
Operating cost and expenses	1,786,675	1,148,593	420,566	7,929	3,363,763

Operating profit	¥292,057	¥194,601	¥(21,801)	¥(101,368)	¥363,489

Total assets	¥1,025,499	¥517,524	¥342,695	¥2,574,900	¥4,460,618
Depreciation and amortization	87,058	53,912	37,544	84,966	263,480
Capital expenditures	69,704	31,124	15,976	107,956	224,760

2013:
Net sales:
External customers	¥1,993,898	¥1,448,186	¥289,296	¥—	¥3,731,380
Intersegment	6,175	752	85,574	(92,501)	—

Total	2,000,073	1,448,938	374,870	(92,501)	3,731,380
Operating cost and expenses	1,733,165	1,245,144	400,201	15,593	3,394,103

Operating profit	¥266,908	¥203,794	¥(25,331)	¥(108,094)	¥337,277

Total assets	¥954,803	¥584,856	¥328,202	¥2,374,849	¥4,242,710
Depreciation and amortization	88,344	56,564	37,072	93,193	275,173
Capital expenditures	54,644	44,112	27,040	101,682	227,478

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

Information about product sales to external customers by business unit for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Years ended December 31
	2015	2014	2013
	(Millions of yen)
Office
Monochrome copiers	¥328,061	¥322,398	¥312,973
Color copiers	421,209	401,447	381,848
Printers	857,369	862,000	841,436
Others	501,607	489,943	457,641

Total	2,108,246	2,075,788	1,993,898
Imaging System
Cameras	782,623	861,196	973,517
Inkjet printers	362,663	366,946	363,070
Others	117,381	114,359	111,599

Total	1,262,667	1,342,501	1,448,186
Industry and Others
Lithography equipment	123,887	90,395	62,116
Others	305,471	218,568	227,180

Total	429,358	308,963	289,296

Consolidated	¥3,800,271	¥3,727,252	¥3,731,380

Information by major geographic area as of and for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
	(Millions of yen)
Net sales:
Japan	¥714,280	¥724,317	¥715,863
Americas	1,144,422	1,036,500	1,059,501
Europe	1,074,366	1,090,484	1,124,929
Asia and Oceania	867,203	875,951	831,087

Total	¥3,800,271	¥3,727,252	¥3,731,380

Long-lived assets:
Japan	¥937,716	¥950,719	¥984,231
Americas	150,105	157,748	131,660
Europe	183,451	127,700	111,609
Asia and Oceania	189,588	210,650	196,305

Total	¥1,460,860	¥1,446,817	¥1,423,805

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥1,047,838 million, ¥938,411 million and ¥960,213 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

The following information is based on the location of the Company and its subsidiaries as of and for the years ended December 31, 2015, 2014 and 2013. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:
Net sales:
External customers	¥847,669	¥1,138,830	¥1,077,033	¥736,739	¥—	¥3,800,271
Intersegment	1,765,840	21,069	106,675	911,395	(2,804,979)	—

Total	2,613,509	1,159,899	1,183,708	1,648,134	(2,804,979)	3,800,271
Operating cost and expenses	2,285,780	1,130,099	1,165,218	1,582,113	(2,718,149)	3,445,061

Operating profit	¥327,729	¥29,800	¥18,490	¥66,021	¥(86,830)	¥355,210

Total assets	¥969,805	¥544,395	¥409,357	¥620,090	¥1,884,126	¥4,427,773

2014:
Net sales:
External customers	¥836,801	¥1,033,797	¥1,088,293	¥768,361	¥—	¥3,727,252
Intersegment	1,752,378	8,738	59,493	821,600	(2,642,209)	—

Total	2,589,179	1,042,535	1,147,786	1,589,961	(2,642,209)	3,727,252
Operating cost and expenses	2,245,930	1,018,661	1,135,515	1,522,244	(2,558,587)	3,363,763

Operating profit	¥343,249	¥23,874	¥12,271	¥67,717	¥(83,622)	¥363,489

Total assets	¥1,134,484	¥531,122	¥484,858	¥674,672	¥1,635,482	¥4,460,618

2013:
Net sales:
External customers	¥797,501	¥1,056,096	¥1,124,603	¥753,180	¥—	¥3,731,380
Intersegment	1,855,181	11,774	53,281	881,765	(2,802,001)	—

Total	2,652,682	1,067,870	1,177,884	1,634,945	(2,802,001)	3,731,380
Operating cost and expenses	2,326,351	1,043,487	1,171,357	1,574,125	(2,721,217)	3,394,103

Operating profit	¥326,331	¥24,383	¥6,527	¥60,820	¥(80,784)	¥337,277

Total assets	¥1,152,398	¥447,039	¥496,549	¥631,827	¥1,514,897	¥4,242,710

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Subsequent Event

On March 17, 2016, the Board of Directors of the Company approved an acquisition of Toshiba Medical Systems Corporation (“TMSC”) from Toshiba Corporation (“Toshiba”) to make TMSC a subsidiary, and concurrently it has entered into a share transfer agreement with Toshiba. The Company paid a total consideration of ¥665.5 billion for a right to acquire all the ordinary shares of TMSC, which is exercisable upon the clearance of necessary competition regulatory authorities. The Company borrowed the consideration through bank borrowing of ¥660 billion provisionally, which is due on September 30, 2016. The Company plans to make its final decision on whether to use own funds, borrowings or a combination of both, to fund the acquisition, by that time.

Until the clearance of necessary competition regulatory authorities is obtained, the Company does not expect to consolidate TMSC since it does not currently hold power over TMSC including voting rights in the shareholders meeting of TMSC.

Under Phase V of its Excellent Global Corporation Plan, a five-year initiative launched in 2016, the Company aims to embrace the challenge of new growth through a grand strategic transformation. With regard to reinforcing and expanding new businesses in particular, which represents one of the important strategies to be carried out during this phase, the Company intends to cultivate its health care business within the safety and security sector as a next-generation pillar of growth.

TMSC is one of the leading global companies in the medical equipment industry. Within the field of medical X-ray computed tomography (CT) systems in particular, TMSC is the overwhelming market share leader in Japan and has been steadily increasing its global market share. Through the agreement, TMSC, with its world-class technological capabilities and global platform, will be welcomed into the Canon Group. By maximizing the combination of both companies’ management resources, the Company aims to solidify its business foundation for health care that can contribute to the world.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2015:
Allowance for doubtful receivables
Trade receivables	¥12,122	¥2,180	¥(1,745)	¥(480)	¥12,077
Finance receivables	6,276	55	(1,343)	(2,110)	2,878
Year ended December 31, 2014:
Allowance for doubtful receivables
Trade receivables	¥12,730	¥878	¥(2,236)	¥750	¥12,122
Finance receivables	7,323	154	(1,171)	(30)	6,276
Year ended December 31, 2013:
Allowance for doubtful receivables
Trade receivables	¥12,970	¥1,235	¥(4,173)	¥2,698	¥12,730
Finance receivables	6,908	212	(1,278)	1,481	7,323

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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

CANON INC.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    March 30, 2016

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation)

Exhibit 1.2	Regulations of the Board of Directors of Canon Inc. (Translation)

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	INSTANCE DOCUMENT

Exhibit 101	SCHEMA DOCUMENT

Exhibit 101	CALCULATION LINKBASE DOCUMENT

Exhibit 101	LABELS LINKBASE DOCUMENT

Exhibit 101	PRESENTATION LINKBASE DOCUMENT

Exhibit 101	DEFINITION LINKBASE DOCUMENT