Form 20-F
period 2016-12-31
CANON INC
filed 2017-03-30
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Eiji Shimizu, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

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

As of December 31, 2016, 1,092,068,154 shares of common stock, including 20,126,909 ADSs, were outstanding.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2016 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 10, 2017, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥115.02= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2016” refers to the Company’s fiscal year ended December 31, 2016, and other fiscal years of the Company are referred to in a corresponding manner.

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

Selected financial data *1:	2016	2015	2014	2013	2012
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,401,487	¥3,800,271	¥3,727,252	¥3,731,380	¥3,479,788
Operating profit	228,866	355,210	363,489	337,277	323,856
Net income attributable to Canon Inc.	150,650	220,209	254,797	230,483	224,564
Advertising expenses	58,707	80,907	79,765	86,398	83,134
Research and development expenses	302,376	328,500	308,979	306,324	296,464
Depreciation of property, plant and equipment	199,133	223,759	213,739	223,158	211,973
Increase in property, plant and equipment	171,597	195,120	182,343	188,826	270,457
Long-term debt, excluding current installments	611,289	881	1,148	1,448	2,117
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,783,129	2,966,415	2,978,184	2,910,262	2,598,026
Total assets	5,138,529	4,427,773	4,460,618	4,242,710	3,955,503

Average number of common shares in thousands	1,092,071	1,092,018	1,112,510	1,147,934	1,173,648

Per share data :
Net income attributable to Canon Inc. shareholders per share:
Basic	¥137.95	¥201.65	¥229.03	¥200.78	¥191.34
Diluted	137.95	201.65	229.03	200.78	191.34
Cash dividends declared	150.00	150.00	150.00	130.00	130.00
Cash dividends declared (U.S.$) *2	$1.393	$1.290	$1.326	$1.309	$1.498

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
Canon acquired Toshiba Medical Systems Corporation (“TMSC”) on December 19, 2016. TMSC’s consolidated balance sheet and operating result since the acquisition date are reflected in Canon’s consolidated financial statements. For further information, please refer to Note 7 of the Notes to Consolidated Financial Statements.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 10, 2017, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥115.02 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015	121.02	120.27	125.58	116.78
2016 - Year	109.16	116.78	121.06	100.07
- 1(st) half		102.77	121.06	101.66
- July		102.32	106.65	100.65
- August		103.38	103.38	100.07
- September		101.21	104.18	100.34
- October		105.07	105.40	101.54
- November		114.34	114.34	103.02
- December		116.78	118.32	113.50
2017 - January		112.72	117.68	112.72
- February		112.06	114.34	111.74

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

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

The smartphone market has been growing on a global scale. Smartphones allow users not only to take photos, but also share them instantly on SNSs and it changed people’s photo taking behavior. If Canon’s digital cameras cannot clearly state their advantages over smartphones’ cameras, Canon could suffer from an erosion of the digital camera market, with a resulting adverse effect on operating results.

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

Canon may not be able to adequately anticipate developments related to its medical device business, including changes to the market environment and developments related to medical device approvals, certifications and health insurance coverage.

Regarding the market for Canon’s medical equipment sold to medical institutions, mainly in the area of diagnostic imaging, it takes a long time to design, research, develop and commercialize products, because it is necessary to prove the clinical effectiveness of new technologies and new products, and obtain regulatory approvals and certifications prior to sale in individual countries. The global market for medical devices is expanding due to developing medical infrastructure in emerging countries, but in developed countries issues such as aging populations, rising health insurance costs and pressure to cut medical device costs may adversely affect Canon’s medical device business.

Canon invests in research and development of new medical device technologies based on detailed analysis of the potential technical and business prospects for such technologies. However, despite these investments, Canon may become less competitive if it cannot anticipate whether new technologies will have the expected clinical effects or developments in the market or regulatory environment for such technologies. Canon may need to significantly modify its business plans in response to these challenges and it may not be able to generate the expected returns on its investments in research and development of medical devices.

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

Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as mitigation of climate change, resource conservation including product recycling, reduction of hazardous substances, clean air, clean water and waste disposal. Due to the laws and regulations, Canon may face liability for additional costs and alleged damages. Such costs and damages could adversely affect Canon’s business and operating results.

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

Canon’s businesses, brand image and operating results could be adversely affected by any of these developments.

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

On March 17, 2016, Canon entered into a Shares and Other Securities Transfer Agreement with Toshiba Corporation and acquired the share options for consideration of cash to acquire all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”), which is exercisable upon the clearances of necessary competition regulatory authorities. As such clearances were obtained, Canon exercised the share options and acquired all the ordinary shares of TMSC on December 19, 2016. The acquisition date was December 19, 2016 and the purchase price was ¥665,498 million, which approximates the fair value at that date. Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop a health care business within the realm of “safety and security,” as a next-generation pillar of growth.

In 2016, 2015, and 2014, Canon’s increases in property, plant and equipment were ¥171,597 million, ¥195,120 million and ¥182,343 million, respectively. In 2016, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2017, Canon projects to invest in property, plant and equipment of approximately ¥195,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2016, 79.2% of consolidated net sales were generated outside Japan, with approximately 28.3%, 26.9% and 24.0% generated in the Americas, Europe and Asia and Oceania, respectively.

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

In 2016, Canon expanded our hardware offerings by introducing the new A3 color MFPs; the image RUNNER ADVANCE C5500 series is positioned to be the core of an organization’s digital business communications and the imageRUNNER ADVANCE C7500 series provides powerful performance and productivity for the high-volume office environments. Canon also launched the imageRUNNER ADVANCE 8500/6500 series, A3 monochrome devices, designed for flexibility and scalability. The imagePRESS C65 is a color digital press ideal for the creative community addressing the high demands of the visual artists. For print professionals, Canon introduced light production color devices, the imagePRESS C850 and C750, building on the success of the proven technology, the imagePRESS C800. Among high-speed continuous-feed printers, the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, gained favorable feedback in the market.

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

As for laser printers, Canon plans to aggressively launch new products for both monochrome and color in the MFDs market to drive Canon’s business growth. However, Canon is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices is becoming a major threat. Growth of the tablet PCs, smartphones, and cloud computing, which affect users’ printing behavior and may also lead to a decrease in demand for printing, is another threat. Canon is executing on several initiatives to enhance mobile printing solutions to tackle this threat and create further business opportunities.

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

In 2016, Canon expanded the imaging domains of EOS and strengthened its product lineup by launching four new digital SLR cameras, including the new flagship model EOS-1D X Mark II for the first time in four years, and one built-in EVF mirrorless cameras EOS M5. These new models as well as the current models pushed sales and Canon maintained number one market share* in the field of interchangeable lens digital cameras in volume terms in 2016 in the major regions, such as the United States, Europe, and Japan. Canon believes there remains considerable room for future growth through development of new products based on state-of-the-art technology following the trend of higher quality picture, small and light weight body and versatile movie / network functions.

*	Source: NPD, Dec 2016 for USA / GfK, Dec 2016 except USA

Canon launched six new lens products for digital SLR. The interchangeable lens lineup currently exceeds 90 products, including Cinema Lenses (EF-Mount). By enhancing its core capability, Canon has been introducing high-quality and high-performance lenses developed by superior optical technology and new elemental technology, which Canon believes allowed it to maintain its advantage over the competition.

As for compact digital cameras, while the overall market has been shrinking, the segment with relatively large sensor size has been performing steadily. In such circumstance, in the first half of the year, Canon launched a compact and high performance premium model PowerShot G7 X Mark II, equipped with a new imaging processor DIGIC 7. Canon aims to strengthen its premium lineup further and strives to improve its profitability. Including those premium models, Canon launched total of eight models globally, and plans to maintain its full-line up strategy.

In compact photo printer market, along with the increasing demand for photo printing from smart devices, Canon has performed well. With its advantages, such as easy operation, portability, and lab-quality photo print, SELPHY has gained a strong market share in each region. Canon plans to tap new customer demand and will seek to maintain its lead in this market.

The market for conventional camcorders has been shrinking, as many other popular devices start adding a movie function. In this environment, Canon aims to expand sales in this market with a product lineup with higher value added based on Canon’s distinctive high-definition, high-resolution technologies. In the field of professional camcorders, Canon introduced the new models XC15; compact and lightweight camcorder which is capable of capturing impressive 4K video with XLR-input microphones, and EOS C700; the flagship model of the CINEMA EOS SYSTEM lineup of digital cinema cameras, capable of shooting 4K/60P video onto the internal media. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit a wide variety of market requirements.

Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this market, Canon offers a range of products focusing on high resolution projectors of WUXGA and 4K with its advanced optical technologies. In 2016, Canon launched two laser projectors, two WUXGA models with LCOS panels and the world smallest and lightest 4K projectors*, “4K500ST” and “4K501ST”, which are strategic and leading models for expanding the projector business and advancing Canon’s position in the market.

*	In 4K or higher resolutions, 5000lm of brightness as of the end of December, 2016.

In the broadcast HDTV lens market, demand remains stable from sports broadcasting in developed countries and from switchover to HD in developing countries, and Canon continues to maintain a large share of the TV lens market with high value-added products. Meanwhile, demand for 2/3” format 4K lenses is increasing especially in Europe and Asia, and Canon will expand the product lineup to meet this demand. On the other hand, Canon launched a new product *CN-E 18-80mm T4.4 L IS KAS S as a new series of EF Cinema lens “COMPACT SERVO” zoom lens series, which has excellent operability and mobility that meet various shooting styles, and also has optical performance compatible with both 4K and HD cameras. This lens is getting great reviews in the market.

*	Compatible with Super35mm sensor. Equivalent to 27.6-123mm in 35mm full size calculation.

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

For home use, Canon offers such printer solutions as Canon PRINT Inkjet to tighten the connection with cloud computing, smartphones and tablet PCs. Canon also offers more compact body, premium design, convenient front & rear dual paper feeder, a larger and easy to read liquid crystal touchscreen panel. Canon hopes such enhancement of function and service will increase user-friendliness and satisfaction of users.

In 2014, Canon launched the new brand MAXIFY in the business inkjet printer segment, targeting the growing SOHO market. In 2016, Canon also launched new models with network management capability. The MAXIFY printer series features Canon’s leading inkjet technologies such as high-quality printing with fast printing, and a low total cost of ownership.

For meeting wide and high quality level requirements of the professional users in photo printing, Canon launched three new large format professional inkjet printers sequentially from the end of 2015 to 2016: imagePROGRAF PRO-1000 (17”), imagePROGRAF PRO-2000 (24”), imagePROGRAF PRO-4000 (44”) which feature improved color reproduction and dark expression by employing a new image processor engine L-COA PRO and new LUCIA PRO 12 inks with new pigment inks and Chroma Optimizer. In the main body of these products, “RED LINE” is designed as a printer for the first time. “RED LINE” is allowed for only the product which can realize the highest photograph quality of the Canon products, producing the same quality as the high class Canon Digital SLR. Canon aims to further expand this business, leveraging its strength in the photo printing market.

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

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, investments have been stable due to several factors such as restarted investments for mass production of 3D-NAND flash memory, although sluggish demand for mobile devices such as smartphones had a negative influence on investments in device production. In the market for i-line steppers, investments for the production of automobile electronics, power devices and LEDs have been performing well. Especially in the market of back-end lithography systems, chip makers require higher density integration and thinner chip production due to the trend of miniaturization and power saving in the mobile devices market, and the demand for mass-production of Through-Silicon Via (“TSV”) is expected to expand.

Responding to diversified semiconductor applications, Canon has been developing a “design-in” business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon believes steady progress has been made in developing products with high added value. For example, in the market for advanced packaging, Canon released FPA-5520iV, which realized higher productivity and higher performance for Fan-out Wafer Level Package (“FOWLP”). For Internet of Things (“IoT”) devices and power devices, Canon released KrF stepper FPA-3030EX6, which can be used for special wafer such as small wafers of less than 200 mm in diameter. For memory and logic devices, FPA-5550iZ offers high productivity to customers. In addition, Canon has been upgrading KrF scanners, FPA-6300ES6a which achieved high throughput and industry’s highest level of overlay accuracy, steadily increasing Canon’s share of the market for KrF scanners. Furthermore, Canon has been smoothly developing Nano-Imprint Lithography (“NIL”) equipment and successfully provided the one for mass-production in 2016.

In the market for FPD lithography equipment, ongoing capital investments by panel makers for small-to-mid-sized panels offering high-definition organic light-emitting diode (“OLED”) panels in mobile devices led to growth of lithography systems for small-to-mid-sized panel production. More and more electronic makers are expected to use OLED displays for large-screen TVs in the future.

Under these circumstances, MPAsp-E810 series for small-to-mid-sized panel, successfully achieved 2.0µm resolution. This product realized high productivity and high overlay accuracy, which is suitable for high-definition panel production. Canon aims to capture a larger share of the market for small-to-mid-sized panel production by taking advantage of the growth of the market. Moreover, Canon’s MPAsp-H800 series for large-sized panels, corresponding to large-screen TVs has gained a large market share, and Canon aims to respond to this increased use of OLED TV displays.

In the medical equipment market, both the demand to upgrade from the Computed Radiography (“CR”) to the Digital Radiography (“DR”) and the expanding demand in emerging markets keep driving the steady market growth for the digital X-ray equipment. Although the price competition has been increasing due to commoditization caused by new entries from those countries such as China and Korea, Canon maintains sound business performance by enhancing image quality based on the advanced image processing technology. In terms of products, flat panel detectors (“FPDs”) with wireless connection contribute in sales. In the dynamic X-ray equipment market where the high growth is expected, Canon continues strong efforts to promote sales of fluoroscopy and high-end angiography systems.

Regarding ophthalmic equipment, Canon responded to a stiffer market competition in the growing Optical Coherence Tomography (“OCT”) market by releasing a series of OCT Angiography software which can depict retinal blood vessels without using fluorescein which may cause strong allergic reaction.

In the Healthcare IT market in Japan which has been growing over 20% CAGR, Canon launched a Cloud-based “Medical Imaging Place” which can manage a variety of types of images and documents including X-Ray/CT/MRI medical images, digital photos as well as medical documents by tagging them with each respective patient ID.

In the network cameras market, recently the utilization of network cameras for the purpose of disaster surveillance or for the prevention of crime has become well established in the market. In addition, the needs for network cameras in marketing as well as in productivity enhancement have increased. In this environment, Canon is intensively developing both network cameras with high specification utilizing optical/image handling technology as well as image analysis software.

In the first half of 2016, Canon launched 6 new models of network cameras including the VB-M50B which enables the viewing of color images of distant objects using night surveillance, and the H652LVE which enables black & white images even in low light situations of 0 lux. In addition, in the second half of 2016, Canon launched 7 new models of network cameras including the VB-S30VE, a compact size camera allowing the installation under the eaves, as well as two types of image analysis software, like People Counter Version 1.0, which can count up to 1,500 people from recorded images. Canon also announced that it will develop a high-resolution network surveillance camera AXIS Q1659 using interchangeable lenses along with Axis, which would utilize each company’s technological strengths, for launch in 2017.

Canon will continue to offer cutting-edge network camera systems developed through the integration of Canon’s imaging technology, Axis’ network video processing technology, and Milestone systems’ video management software technology and will also continue to strive for further growth in the network camera market.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2016	change	2015	change	2014
	(Millions of yen, except percentage data)
Office	1,807,819	-14.4%	2,110,816	1.5%	2,078,732
Imaging System	1,095,289	-13.3	1,263,835	-5.9	1,343,194
Industry and Others	584,660	11.4	524,651	31.6	398,765
Eliminations	(86,281)	—	(99,031)	—	(93,439)

Total	3,401,487	-10.5%	3,800,271	2.0%	3,727,252

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2016	change	2015	change	2014
	(Millions of yen, except percentage data)
Japan	706,979	-1.0%	714,280	-1.4%	724,317
Americas	963,544	-15.8	1,144,422	10.4	1,036,500
Europe	913,523	-15.0	1,074,366	-1.5	1,090,484
Asia and Oceania	817,441	-5.7	867,203	-1.0	875,951

Total	3,401,487	-10.5%	3,800,271	2.0%	3,727,252

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

Canon also sells laser printers on an OEM basis to HP Inc.. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2016 and 2015, OEM sales to HP Inc. constituted 14.8% and 17.8%, respectively, of Canon’s consolidated net sales.

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

The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that its ability to compete effectively depends in large part on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices. The competitive environments in which each product group operates are described below:

- Office Business Unit -

The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Inc.; HP Inc.; Samsung Electronics Co., Ltd.; and Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers of office MFDs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet and the cloud) is often a key to Canon’s competitive strength. In the United States,

Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In emerging markets, for example in China, the current market leaders for business machines are Fuji Xerox. Co., Ltd., Konica Minolta Inc. and Toshiba TEC Corporation. Canon hopes to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels.

- Imaging System Business Unit –

Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.

Canon’s primary competitors in the interchangeable lens digital camera market are Nikon Corporation and Sony Corporation.

Average prices for compact digital cameras in the industry increased in 2016 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation and Nikon Corporation. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC Kenwood Corporation. Canon’s primary competitors in the inkjet printer market are HP Inc., Seiko Epson Corporation and Brother Industries, Ltd.

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

Canon believes that it has helped its customers improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, equipment using i-line has captured a large share of the global market, satisfying the needs by quickly providing products which correspond to the diversification of devices associated with the trend of IoT.

Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korean market and the growing Chinese market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. In the trend of demand expansion for 4K displays and OLED displays, Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high productivity and high resolution.

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

With respect to climate change, a framework of Post-Kyoto Protocol (beyond 2012) has been discussed at the Conference of the Parties (“COP”) to the United Nations Framework Convention on Climate Change (“UNFCCC”). On November 30, 2015, COP21 was convened in Paris and on December 12, a “Future Framework beyond 2020” for all member states to have a common legal regime to address climate change was adopted as the Paris Agreement. The Paris Agreement entered into force on November 4, 2016. It is supposed that member states will accelerate countermeasures for their mitigation goals.

Canon has established 2016–2018 Mid-Term Environmental Goals and monitors its progress on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Raw materials and usage CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Improve energy consumption basic unit at operational sites by 1.2 percent (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product by approximately 30 percent between 2008 and 2015. Also, total lifecycle CO2 emissions in 2015 were 6,312,073 tons, which were verified by a third party in April 2016.

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

The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode and standby mode and external power supplies were adopted in and have been applied since 2010. This measure was expanded in 2013 to include requirements for energy modes with “networked standby”. The requirements for “networked standby” were applied from 2015. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (“VA”) and began implementation in 2011. By the regular revisions of the VA, commitments become tighter than ever because the European authorities and NGOs are expected to require a stricter VA. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.

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

6.	Chinese Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products

The Chinese Ministry of Information Industry revised Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products in January 2016, and regulates the same six substances covered by the EU RoHS in electrical and electronic products. The measures establish two stages of implementation. Stage 1 is in effect and covers all Canon products. To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. Stage 2 requires that the contents of six regulated substances in specific (as specified by the Chinese Government in the “Compliance catalog”) be restricted by limitations similar to the EU RoHS Directive. Standards to implement these measures and the “Compliance catalog” are under discussion, including with regard to printers, copying machines and facsimile machines.

If these requirements are applied to Canon’s products, this could increase Canon’s costs and have an adverse effect on its operating results and financial condition.

7.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. Producers and importers are required to pay a fee to a government fund. The list of products falling under the waste electrical and electronic products catalogue issued on February 9, 2015 includes printers, copying machines and facsimile machines. Those payment fees are under discussion by the Chinese government.

These requirements will likely increase Canon’s costs and could adversely affect its operating results and financial condition.

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

During the year ended December 31, 2016, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•

Canon Marketing Japan (“CMJ”), our 58.5% owned Japanese subsidiary as of December 31, 2016, has a maintenance contract for one copier machine with the Iranian embassy in Tokyo, Japan. The current contract renews annually. Total gross sales for the contract and activities above during the year 2016 were approximately ¥415 thousand. The net profit was substantially less than that.

•

Canon Marketing Malaysia Sdn bhd, a wholly-owned Malaysian subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), has a service contract for one copier machine with Iran Air in Kuala Lumpur, Malaysia. Total gross sales for this activity during the year 2016 were in foreign currency of approximately ¥3 thousand. The net profit was substantially less than that.

•

Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of CSPL, has a service contract for one copier machine with the Iranian embassy in Bangkok, Thailand. Total gross sales under this contract during the year 2016 were in foreign currency of approximately ¥39 thousand. The net profit was substantially less than that.

•

Canon India Pvt. Ltd., a wholly-owned Indian subsidiary of CSPL, has service contracts for four copier machines with the Iranian embassy in New Delhi and the consulate general of Iran in Mumbai, India. Total gross sales under this contract during the year 2016 were in foreign currency of approximately ¥26 thousand. The net profit was substantially less than that.

•

Canon Australia Pty. Ltd., a wholly-owned Australian subsidiary, has service and lease contracts for two copier machines with the Iranian embassy in Canberra, Australia. Total gross sales under this contract during the year 2016 were in foreign currency of approximately ¥434 thousand. The net profit was substantially less than that.

•

Canon Deutschland GmbH, a wholly-owned German subsidiary of Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., has a service contract for three copier machines with the consulate general of Iran in Munich, Germany. Total gross sales under this contract during the year 2016 were in foreign currency of approximately ¥58 thousand. The net profit was substantially less than that.

•

Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, has service maintenance contracts for three copier machines of the Iranian embassy in Copenhagen, Denmark. The gross sales under these contracts during the year 2016 were in foreign currency of approximately ¥94 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2016 that requires disclosure in this report under Section 13(r) of the Exchange Act. After considering recent changes in the international situation and economic sanctions relating to Iran, Canon has restarted business with certain Iranian counterparties. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2016, Canon Inc. had 367 consolidated subsidiaries and 9 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2016.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Toshiba Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 30 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2016 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,434	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,972	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	374	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,037	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	964	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	383	Quality engineering

Oita Plant, Oita	284	Manufacturing of semiconductor devices

Yako Office, Kanagawa	905	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,761

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,328	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	977	Manufacturing of FPD production equipment

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,309	Components, magnetic heads, document scanners and laser printers

Canon Finetech Inc., Saitama, Ibaraki and Fukui	915	Business-use printers, business machines peripherals and chemical products

Canon Precision Inc., Aomori	1,493	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,824	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	622	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,485	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,843	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	957	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	227	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	1,313	Recycling of toner cartridges, repair and recycling of business machines

Nisca Corporation, Yamanashi	380	Copying machine peripherals, scanner units and optical equipment

Miyazaki Daishin Canon Inc., Miyazaki	179	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	721	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	623	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	393	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	469	Digital cameras

Hita Canon Materials Inc., Oita	370	Rubber functional components

Toshiba Medical Systems Corporation, Tochigi	1,493	R&D, manufacturing and sales of medical equipment

Toshiba Electron Tubes & Devices Corporation, Tochigi	294	R&D, manufacturing and sales of electron tubes and its application products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,198	Document management, high speed digital production printing systems and wide format printers

Océ Printing Systems GmbH & Co. KG, Poing, Germany	1,260	High speed digital production printing systems

Americas

Canon Virginia, Inc., Virginia, U.S.	1,662	Toner cartridges, molds and remanufacturing of copying machines

Canon Environmental Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	1,660	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,732	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,157	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,008	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,274	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	1,387	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,277	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,517	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	721	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon Business Machines (Philippines), Inc., Batangas, Philippines	898	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Fukushima Canon Inc., Fukushima	New production base* (Imaging System Business Unit) *To be leased to Fukushima Canon Inc., a wholly-owned subsidiary, by the Company

Canon Components, Inc.	New administration and Development Building (Imaging System Business Unit)

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

Economic environment

Looking back at the global economy in 2016, the trend of recovery in the U.S. economy became stronger as employment conditions and consumer spending progressively improved from the latter half of the year. In Europe, although the economy grew moderately, centered on Germany, the outlook for the region’s economy has grown increasingly uncertain due to concerns over the UK’s decision to exit the EU and the political unrest in Syria. The Chinese economy continued its deceleration trend while the economies of emerging countries such as Russia and Brazil remained stagnant. In Japan, the economy remained weak due to weak consumer spending. Looking at the global economy as a whole, although higher growth than the previous year was expected at the beginning of the year, the global economy overall experienced its lowest level of growth since the financial crisis precipitated by Lehman Brothers’ bankruptcy.

Market environment

As for the markets in which Canon operates amid these conditions, regarding the demand for office MFDs and laser printers, the demand for color models enjoyed strong growth due to the trend of shifting from monochrome to color machines, while the demand for monochrome shrunk due to the continued economic slowdown in emerging countries. As for cameras, along with the ongoing contraction of the market, especially for digital compact cameras, the market suffered from a shortage of components arising from the earthquake in Kumamoto earlier in the year. Additionally, demand for inkjet printers continued to decline. Within the Industry and Other sector, demand for lithography equipment used in the production of flat panel displays (“FPDs”) and manufacturing equipment for organic LED (”OLED”) displays enjoyed strong growth thanks to active capital investment by panel manufacturers.

The average value of the yen during the year was ¥108.58 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥120.25 against the euro, a year-on-year appreciation of approximately ¥14.

Summary of operations

During 2016, color-model office MFDs achieved higher growth than the market average, making up for the continued decline of monochrome models, which led to the same level of unit sales as the previous year overall. Although the unit sales of laser printers were below level compared with the same period of the previous year until the third quarter, due to the sluggish economic conditions in the emerging countries, signs of bottoming out started to appear in the fourth quarter. Looking at the interchangeable-lens digital cameras, sales volume for the year exceeded that of the previous year, supported by sales of new products, while sales volume for digital compact cameras declined compared with the previous year amid the ongoing contraction of the market. Sales volume for inkjet printers declined for consumer products, while sales volume of wide format inkjet printers for business use exceeded the previous year. In contrast, sales of FPD lithography equipment and OLED panel manufacturing equipment increased, boosted by increased capital investment by panel manufacturers. Consequently, along with the negative impact of the appreciation of the yen, net sales for the year decreased 10.5% year on year to ¥3,401,487 million. The gross profit ratio decreased by 1.7 points year on year to 49.2% mainly due to the negative effect of yen’s appreciation. Despite a reduction in operating expenses of 8.5% year on year, partly due to Group-wide efforts to reduce spending, operating profit decreased by 35.6% to ¥228,866 million. Other income (deductions) increased by ¥23,557 million due to foreign currency exchange gains while income before income taxes decreased by 29.6% year on year to ¥244,651 million and net income attributable to Canon Inc. decreased by 31.6% to ¥150,650 million.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2016	2015	2014	2013	2012
Net sales (Millions of yen)	3,401,487	3,800,271	3,727,252	3,731,380	3,479,788
Gross profit to net sales ratio	49.2%	50.9%	49.9%	48.2%	47.4%
R&D expense to net sales ratio	8.9%	8.6%	8.3%	8.2%	8.5%
Operating profit to net sales ratio	6.7%	9.3%	9.8%	9.0%	9.3%
Inventory turnover measured in days	59 days	47 days	50 days	52 days	57 days
Debt to total assets ratio	11.9%	0.0%	0.0%	0.1%	0.1%
Canon Inc. shareholders’ equity to total assets ratio	54.2%	67.0%	66.8%	68.6%	65.7%

Note:	Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5. The increase of inventory turnover in 2016 was primarily due to the acquisition of Toshiba Medical Systems Corporation (“TMSC”) on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

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

The debt to total assets ratio is also one of the KPIs. For a manufacturing company like Canon, it generally takes considerable time to realize profit from a business due to lead times required for R&D, manufacturing and sales has to be followed for success. Therefore, management believes that it is important to have sufficient financial strength. Canon will continue to reduce its dependency on external funds for capital investments in favor of generating the necessary funds from its own operations.

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

Critical accounting policies and estimates

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. These estimates and assumptions include future market conditions, net sales growth rate, gross margin and discount rate. Though Canon believes that the estimates and assumptions are reasonable, actual future results may differ from these estimates and assumptions. Canon believes that the following are the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

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

Valuation of inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

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

Business combinations

The acquisition is accounted for using the acquisition method of accounting. The acquisition method of accounting requires the identification and measurement of all acquired tangible and intangible assets and assumed liabilities at their respective fair values, as of the acquisition date. The determination of the fair value of net assets acquired involves significant judgment and estimates, such as future cash flow projections, appropriate discount and capitalization rates and other estimates based on available market information. Estimates of future cash flows are based on a number of factors including operating results, known and anticipated trends, as well as market and economic conditions. With regard to acquisition of TMSC, the identification and measurement of acquired tangible and intangible assets are still preliminary and subject to change within the measurement period. For further information, please refer to Note 7 of the Notes to Consolidated Financial Statements.

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Canon performs its impairment test of goodwill using the two-step approach at the reporting unit level, which is one level below the operating segment level. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon performs the second step to measure an impairment charge in the amount by which the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2016 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit exceeded its respective carrying amount. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 5 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 20 years, respectively.

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

In preparing its financial statements for 2016, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.7% for Japanese plans and 2.2% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 4.4% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2016, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥99,379 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2016, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,462 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Consolidated results of operations

2016 compared with 2015

Summarized results of operations for 2016 and 2015 are as follows:

	2016	Change	2015
	(Millions of yen, except per share amounts and percentage data)
Net sales	3,401,487	-10.5%	3,800,271
Operating profit	228,866	-35.6	355,210
Income before income taxes	244,651	-29.6	347,438
Net income attributable to Canon Inc.	150,650	-31.6	220,209

Net income attributable to Canon Inc. shareholders per share:
Basic	137.95	-31.6	201.65
Diluted	137.95	-31.6	201.65

Note: See notes to Item 3A “Selected Financial Data”.

Sales

In the current business term, the world economy as a whole experienced only a moderate recovery due to, among others, the slowdown in emerging economies. In such an environment, despite efforts to promote sales of highly-competitive products, due to the effect of significant appreciation of the yen, Canon’s consolidated net sales in 2016 totaled ¥3,401,487 million, a decrease of 10.5% from the previous year.

Overseas operations are significant to Canon’s operating results and generated 79.2% of total net sales in 2016. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥108.58 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥120.25 against the euro, a year-on-year appreciation of approximately ¥14. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥280,434 million in 2016. This unfavorable impact consisted of approximately ¥144,206 million of unfavorable impact for the U.S. dollar denominated sales and unfavorable impact of ¥90,308 million for the euro denominated sales, and ¥45,920 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2016 and 2015 was 50.8% and 49.1%, respectively.

Gross profit

Canon’s gross profit in 2016 decreased by 13.5% to ¥1,673,833 million from 2015. The gross profit ratio also decreased by 1.7 points year on year to 49.2%. The decrease in the gross profit ratio primarily reflects the negative effect of appreciation of the yen against other foreign currencies such as the U.S. dollar and the euro.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased 8.5% year on year to ¥1,444,967 million owing to such factors as the decrease in foreign-currency-denominated operating expenses after conversion into yen due to the appreciation of the yen, and a decrease in advertising and other marketing expenses and R&D expenses.

Operating profit

Operating profit in 2016 decreased 35.6% from 2015 to a total of ¥228,866 million. The ratio of operating profit to net sales decreased 2.6 points to 6.7% from 2015.

Other income (deductions)

Other income (deductions) for 2016 was ¥15,785 million, an increase of ¥23,557 million from 2015 mainly due to a decrease in foreign currency exchange loss.

Income before income taxes

Income before income taxes in 2016 was ¥244,651 million, a decrease of 29.6% from 2015, and constituted 7.2% of net sales.

Income taxes

Provision for income taxes in 2016 decreased by ¥33,424 million from 2015. The effective tax rate for 2016 was 33.8%, which was higher than the statutory tax rate in Japan. This was mainly due to the effect of reversal of deferred tax assets derived from changes in tax laws and Japanese tax rates that took effect in 2016.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2016 decreased by 31.6% to ¥150,650 million, which represents 4.4% of net sales.

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

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, diagnostic X-ray systems, computed tomography, magnetic resonance imaging, diagnostic ultrasound systems, clinical chemistry analyzers, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2016	Change	2015
	(Millions of yen, except percentage data)
Office	1,807,819	-14.4%	2,110,816
Imaging System	1,095,289	-13.3	1,263,835
Industry and Others	584,660	+11.4	524,651
Eliminations	(86,281)	—	(99,031)

Total	3,401,487	-10.5%	3,800,271

Within the Office Business Unit, unit sales of office MFDs increased overall from the previous year thanks to strong sales of color models, even with the continued decrease in sales of monochrome models. This growth was supported by steady sales of the color A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, which were released this year, and the small-office/home-office color A3 (12”x18”) imageRUNNER C3300-series models, which were launched in the previous year, along with expanded sales of imagePRESS C10000VP-series models, which target the production printing market. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. Although the unit sales of laser printers had been below level against the same period of the previous year until the third quarter, due to the sluggish economic conditions in the emerging countries, unit sales exceeded the same period of the year at fourth quarter along with a smooth transition to new models as planned. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥1,807,819 million, a year-on-year decline of 14.4%, while operating profit totaled ¥169,486 million, a year-on-year decline of 41.7%.

Within the Imaging System Business Unit, sales volume for interchangeable-lens digital cameras grew compared with the previous year owing to healthy demand for the EOS-1D X mark II and the EOS 5D mark IV, which were launched this year, and the launch of a new addition to the Company’s strengthening compact-system camera lineup, the EOS M5, which features a built-in EVF. As for digital compact cameras, along with the ongoing contraction of the market, sales volume declined amid difficulties in procuring components due to the earthquake in Kumamoto earlier in the year, with much of the profitability generated by sales of high-added-value models that deliver high image quality and zoom capabilities. As for inkjet printers, although sales volume declined compared with the previous year due to a shrinking market for consumer products, sales of models equipped with large-capacity ink tanks that were launched in the fourth quarter of 2015 experienced healthy demand mainly in emerging countries, while demand was high mainly in Japan for newly designed models for home use that were launched in 2016. Additionally, wide format inkjet printers, new imagePROGRAF PRO-series models, which target the professional photo and graphic art market, saw an increase in unit sales. As a result of these factors, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 13.3% to ¥1,095,289 million while operating profit totaled ¥144,413 million, a year-on-year decline of 21.3%.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment decreased from the previous year amid the postponement of some capital investments by customers. As for FPD lithography equipment, unit sales of lithography systems employed in the fabrication of mid- and small-size panels increased in response to growing demand for high-definition OLED displays used in mobile devices. Also, sales of manufacturing equipment for OLED displays, which is sold by Canon Tokki, increased amid brisk capital investment by panel manufacturers. In addition, sales of network cameras increased compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit increased 11.4% year-on-year to ¥584,660 million while operating profit grew by ¥20,527 million to ¥7,448 million.

Intersegment sales of ¥86,281 million, representing 2.5% of total sales, are eliminated from total sales for the three segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2016 and 2015 is provided below:

	2016	Change	2015
	(Millions of yen, except percentage data)
Japan	706,979	-1.0%	714,280
Americas	963,544	-15.8	1,144,422
Europe	913,523	-15.0	1,074,366
Asia and Oceania	817,441	-5.7	867,203

Total	3,401,487	-10.5%	3,800,271

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2016 are summarized as follows.

In Japan, net sales decreased 1.0% from the previous year due to the ongoing contraction of the digital camera market, especially for digital compact cameras, which reflected a slow recovery in consumer spending.

In the Americas, net sales decreased 15.8% from the previous year owing to the negative effect of the yen’s appreciation and the decline in sales of laser printers, interchangeable-lens digital cameras and digital compact cameras.

In Europe, net sales decreased 15.0% from the previous year owing to the negative effect of the yen’s appreciation and the decline in sales of laser printers.

In Asia and Oceania, despite strong sales of manufacturing equipment for OLED displays which is sold by Canon Tokki, net sales decreased by 5.7% from the previous year mainly due to the negative effect of the yen’s appreciation.

Operating profit by segment

Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2016 decreased by 41.7% from the previous year to ¥169,486 million, owing to the negative effect of the yen’s appreciation along with the decrease in sales of laser printers.

Operating profit for the Imaging System Business Unit in 2016 decreased by 21.3% from the previous year to ¥144,413 million, owing to the negative effect of the yen’s appreciation along with the decrease in sales of compact digital cameras.

Operating profit for the Industry and Others Business Unit in 2016 grew by ¥20,527 million to ¥7,448 million thanks to strong sales of manufacturing equipment for OLED displays and network cameras, despite the negative impact of the yen’s appreciation.

2015 compared with 2014

Summarized results of operations for 2015 and 2014 are as follows:

	2015	Change	2014
	(Millions of yen, except per share amounts and percentage data)
Net sales	3,800,271	+2.0%	3,727,252
Operating profit	355,210	-2.3	363,489
Income before income taxes	347,438	-9.3	383,239
Net income attributable to Canon Inc.	220,209	-13.6	254,797

Net income attributable to Canon Inc. shareholders per share:
Basic	201.65	-12.0	229.03
Diluted	201.65	-12.0	229.03

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

Sales by segment

Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2015	Change	2014
	(Millions of yen, except percentage data)
Office	2,110,816	+1.5%	2,078,732
Imaging System	1,263,835	-5.9	1,343,194
Industry and Others	524,651	+31.6	398,765
Eliminations	(99,031)	—	(93,439)

Total	3,800,271	+2.0%	3,727,252

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

Sales by geographic area

Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2015 and 2014 is provided below:

	2015	Change	2014
	(Millions of yen, except percentage data)
Japan	714,280	-1.4%	724,317
Americas	1,144,422	+10.4	1,036,500
Europe	1,074,366	-1.5	1,090,484
Asia and Oceania	867,203	-1.0	875,951

Total	3,800,271	+2.0%	3,727,252

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

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

B. Liquidity and capital resources

Cash and cash equivalents decreased by ¥3,420 million to ¥630,193 million in fiscal 2016 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.

Net cash provided by operating activities increased by ¥25,559 million to ¥500,283 million in fiscal 2016 compared to the previous year thanks to the decrease in working capital. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2016, cash inflow from cash received from customers decreased due to sales deterioration. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased due to efforts to reduce inventory level. Cash outflow for payments for selling, general and administrative expenses decreased thanks to Group-wide efforts to reduce spending those expenses.

Net cash used in investing activities increased by ¥383,506 million to ¥837,125 million in fiscal 2016. This mainly reflects the acquisition of TMSC to solidify Canon’s business foundation for its health care business within the realm of “safety and security.”

Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2016, free cash flow decreased by ¥357,947 million to negative ¥336,842 million as compared with ¥21,105 million for fiscal 2015.

Note: “Free cash flow” is non-GAAP measure. Refer to “Non-GAAP Financial Measures” section for the explanation and the reconciliation to the reported GAAP measure.

Canon’s management places importance on cash flow management and frequently monitors this indicator. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities and believes that such indicator is beneficial to an investor’s understanding. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.

Net cash provided in financing activities totaled ¥355,692 million in fiscal 2016, mainly resulting from the long-term bank borrowing of ¥610,000 million related to the acquisition of TMSC, the dividend payout and the repayment for short-term loans. The Company paid dividends in fiscal 2016 of ¥150.00 per share.

To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including the issuance of additional share capital, issuance of corporate bond or loans. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon’s liquidity or long-term funding in the future.

Short-term loans (including the current portion of long-term debt) amounted to ¥1,850 million at December 31, 2016 compared with ¥688 million at December 31, 2015. Long-term debt (excluding the current portion) amounted to ¥611,289 million at December 31, 2016 compared with ¥881 million at December 31, 2015.

Canon’s long-term debt mainly consists of bank borrowings and lease obligations.

In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies: Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Ratings Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

As of March 10, 2017, Canon’s debt ratings are: Moody’s: Aa3 (long-term); S&P: AA- (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Reflecting the foregoing circumstances, Canon’s total inventory turnover ratios were 59, 47, and 50 days at the end of the fiscal years 2016, 2015, and 2014, respectively. The increase of inventory turnover in 2016 was primarily due to the acquisition of TMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

Increase in property, plant and equipment on an accrual basis in 2016 amounted to ¥171,597 million compared with ¥195,120 million in 2015 and ¥182,343 million in 2014. For 2017, Canon projects its increase in property, plant and equipment will be approximately ¥195,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥14,575 million in 2016, ¥19,565 million in 2015 and ¥22,146 million in 2014. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥17,603 million in 2016, ¥17,277 million in 2015, and ¥15,077 million in 2014. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥3,482 million in 2016, ¥3,864 million in 2015 and ¥2,815 million in 2014.

Working capital in 2016 decreased by ¥125,471 million to ¥1,116,379 million, compared with ¥1,241,850 million in 2015 and ¥1,470,554 million in 2014. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2016 was 2.14 compared to 2.52 for 2015 and to 2.60 for 2014.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 3.1% in 2016, compared to 5.0% in 2015 and 5.9% in 2014.

Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 5.2% in 2016 compared with 7.4% in 2015 and 8.7% in 2014.

The debt to total assets ratio was 11.9%, 0.0% and 0.0% as of December 31, 2016, 2015 and 2014, respectively. Canon had short-term loans and long-term debt of ¥613,139 million as of December 31, 2016, ¥1,569 million as of December 31, 2015 and ¥2,166 million as of December 31, 2014.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, we have discussed our results using the combination of two GAAP cash flow measures, Net cash provided by operating activities and Net cash used for investing activities, which we refer to as “Free Cash Flow” which is non-GAAP measure. We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Free Cash Flow

	December 31
	2016	2015
	(Millions of yen)
Net cash provided by operating activities	500,283	474,724
Net cash used in investing activities	(837,125)	(453,619)

Free cash flow	(336,842)	21,105

C. Research and development, patents and licenses

Canon has started its 5-year management plan, the Excellent Global Corporation Plan Phase V (“Phase V”) from the year 2016. In Phase V, our slogan is “Embrace the challenge of new growth through a grand strategic transformation” and there are three key strategies related to R&D:

•	Establish a new production system to achieve a cost-of-sales ratio of 45%;
•	Reinforce and expand new businesses while creating future businesses; and
•	Enhance R&D capabilities through open innovation.

Canon has been striving to implement the three R&D related strategies as follows:

•	Establish a new production system to achieve a cost-of-sales ratio of 45%:

Strengthen domestic mother factories by integrating design, procurement, production engineering and manufacturing technology operations while pursuing total cost reduction by advancing production engineering capabilities with more sophisticated robots and next-generation technologies such as the IoT, big data and artificial intelligence.

•	Reinforce and expand new businesses while creating future businesses:

Create and expand new businesses by accelerating the horizontal expansion of existing business with the exploration of new application possibility of Canon’s technologies into new fields. Also, invest intensively on the R&D of promising businesses areas such as commercial printing, network cameras and life sciences while actively taking advantage of M&A to accelerate the early expansion of these businesses.

•	Enhance R&D capabilities through open innovation:

Construct a more open R&D system that proactively leverages external technologies and knowledge to accelerate and improve efficiency of the R&D. Especially in our fundamental research and development, Canon is promoting joint and contract research with various partners including universities, research institutes, and startups around the world.

In the “ImPACT” (Impulsing Paradigm Change through Disruptive Technologies) program led by the Japanese government, Canon’s “Innovative Visualization Technology to Lead to Creation of a New Growth Industry” was selected as one of the R&D programs in the year 2014, and we are aiming to develop medical inspection equipment with the physically-noninvasive and -nondestructive imaging technology. Additionally, Canon is currently working on collaborative research with Massachusetts General Hospital (“MGH”) and Brigham and Women’s Hospital (“BWH”) to develop biomedical optical imaging and medical robotics technologies at the Healthcare Optics Research Laboratory in Cambridge, Massachusetts, founded in 2013.

Canon has developed a comprehensive imaging simulation system covering all image formation processes including optics, mechanics, sensor, and image processing, ahead of its competitors. With the simulation system, Canon has succeeded in further reducing the need for prototypes, lowering costs and shortening product development lead times.

Canon’s consolidated R&D expenses were ¥302,376 million in 2016, ¥328,500 million in 2015 and ¥308,979 million in 2014. The ratios of R&D expenses to the consolidated total net sales for 2016, 2015 and 2014 were 8.9%, 8.6% and 8.3%, respectively.

Canon believes that new products protected by the robust patent portfolio will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry.

Canon obtained the third greatest number of private sector patents in 2016, according to the United States patent annual list, released by IFI CLAIMS® Patent Services.

D. Trend information

Although the IMF is projecting a modest pickup in the global economy in 2017, political and economic circumstances are expected to remain highly uncertain.

In the businesses in which Canon is involved, among office MFDs, demand for color models makes up for the market contraction of monochrome models and demand is expected to remain in line with that of the previous year overall. Although demand for laser printers is expected to remain at the same level as that for the previous year, demand for color models and laser multifunction models with high potential consumable sales is expected to increase. As for interchangeable-lens digital cameras, although demand is waning mainly in developed countries, the sluggish demand condition is improving gradually, which is expected to bottom out. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to continue declining mainly for consumer models. Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to remain at the same level as the previous year while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to continued active capital investment by panel manufacturers. The network camera market is also expected to grow in response to increasing marketing and production site efficiency-enhancing needs, in addition to disaster monitoring and crime prevention functions.

Amid these conditions, 2017 marks not only the second year of Phase V of the Excellent Global Corporation Plan, but also Canon’s 80th anniversary. To ensure that 2017 is a year befitting this milestone, Canon is addressing the following key challenges under the theme “Further promoting grand strategic transformation by accelerating reforms”.

•	Thoroughly bolster existing business

In order to successfully transform its business structure, Canon will work to improve profitability by reinforcing the existing businesses that will support this transformation. Specifically, Canon will accelerate the development of “Dantotsu Products,” which are products with unique appeal and strengths that realize high profitability thanks to their difficulty to imitate. At the same time, Canon will advance such initiatives as automation, in-house production, and procurement reform, in order to achieve a cost-of-sales ratio of 45%. Additionally, Canon will expand its business domains, developing new business models in response to the internet of things (“IoT”) and cloud environments.

•	Strengthen and grow new businesses and create future businesses

For commercial printing, with the aim of becoming a comprehensive printing company, Canon will accelerate product development in order to make a full-scale entry into the fast-growing package printing market. Regarding network cameras, Canon will work to strengthen camera intelligence, by not only improving image quality, but leveraging the image-processing and image-analytics technologies at its disposal in order to create market-specific solutions. As for healthcare, Canon will formulate new growth strategies, built around TMSC, and will exert the Group’s comprehensive strength to provide innovative products and high-quality services on a global scale. For industrial equipment, such as IC lithography equipment that utilizes nanoimprint lithography, Canon will formulate new business strategies to pioneer a “fourth industrial revolution” driven by artificial intelligence and IoT.

•	Restructure the global sales network

In the B2B sphere, success or failure is determined by the capacity to devise and implement solutions. In addition to training highly skilled sales engineers with a breadth of technical knowledge spanning both hardware and software, Canon will establish a sales structure with networks that expand to corporations and governments. Additionally, Canon will formulate global sales strategies that take full advantage of the expansion and development of e-commerce.

•	Strengthen R&D through open innovation

Canon will enhance R&D efficiency in existing business fields and be selective in investment in promising new fields. On top of this, aiming to establish and expand service businesses, Canon will train software engineers, develop systems and accelerate the establishment of an external cooperation system.

•	Cultivate global human resources and reinvigorate the Canon spirit

An enterprising spirit and the San-ji (Three Selfs) Spirit of self-motivation, self-management, and self-awareness, have been basic components of Canon’s corporate DNA since its foundation. Canon is now working to re-instill these values as we promote the development of human resources that are able to exert leadership in a global environment.

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

Canon provides guarantees for bank loans of its employees, affiliates and other companies. Canon will have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and 1 year to 5 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥6,056 million at December 31, 2016. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2016 were insignificant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2016.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from a bank	610,000	—	—	610,000	—
Capital Lease Obligations and Others	2,538	1,249	1,141	148	—
Operating Lease Obligations	84,945	26,380	31,816	14,955	11,794
Purchase commitments for :
Property, Plant and Equipment	36,578	36,578	—	—	—
Parts and Raw Materials	119,395	119,395	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	22,382	22,382	—	—	—

Total	875,838	205,984	32,957	625,103	11,794

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details.

Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2016, accrued product warranty costs amounted to ¥13,168 million.

At December 31, 2016, commitments outstanding for the purchase of property, plant and equipment were approximately ¥36,578 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥119,395 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2017, Canon expects to contribute ¥14,179 million to its Japanese defined benefit pension plans and ¥8,203 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 30, 2017 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Masaya Maeda	President & COO	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communication Products Operations

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		3/2010	Managing Director
		3/2014	Senior Managing Director
		3/2016	President & COO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Human Resources Management & Organization HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ*

Toshio Homma (Mar. 10, 1949)	Executive Vice President in charge of Office Business (Chief Executive of Office Imaging Products Operations)	4/1972	Entered the Company
		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations*
		3/2017	Executive Vice President in charge of Office Business*

Shigeyuki Matsumoto	Executive Vice President & CTO (Group Executive of R&D HQ)	4/1977	Entered the Company
(Nov. 15, 1950)		1/2002	Group Executive of Device Technology Development HQ
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		3/2015	Group Executive of Corporate R&D
		7/2015	Group Executive of R&D HQ*
		3/2016	CTO*
		3/2017	Executive Vice President*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)			Ginza Seiwa Law Office*
		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated
		6/2011	President & CEO of Japan Securities Depository Center, Incorporated*
		6/2013	Director of Toyota Motor Corporation*
		3/2014	Director*

Makoto Araki (Jul. 16, 1954)	Audit & Supervisory Board Member	4/1978	Entered the Company
		10/2009	Group Executive of Information & Communication Systems HQ
		4/2010	Executive Officer
		3/2011	Director
		3/2014	Audit & Supervisory Board Member*

Kazuto Ono (Jul. 20, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		3/2012	Group Executive of Human Resources Management & Organization HQ
		4/2012	Executive Officer
		3/2013	Director
		3/2014	Group Executive of Corporate Planning Development HQ
		3/2015	Audit & Supervisory Board Member*

Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Qualified for attorney*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*
		6/2004	Audit & Supervisory Board Member of Marui Group Co., Ltd.*
		6/2011	Director of Jeco Corporation*
		6/2015	Director of Nissan Chemical Industries, Ltd.*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroshi Yoshida (Sep. 5, 1954)	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Kuniyoshi Kitamura (Apr. 8, 1956)	Audit & Supervisory Board Member	4/1981	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/2002	General Manager of Network Service Management Department of The Dai-ichi Life Insurance Company, Limited
		4/2004	General Manager of Corporate Relations Department No.2 of The Dai-ichi Life Insurance Company, Limited
		4/2006	General Manager of Research Department of The Dai-ichi Life Insurance Company, Limited
		11/2007	General Manager of Corporate Planning Department No.2 of The Dai-ichi Life Insurance Company, Limited
		4/2009	General Manager of Corporate Relations Department No.8 of The Dai-ichi Life Insurance Company, Limited
		3/2010	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Hiroshi Yoshida and Kuniyoshi Kitamura, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2018. The term of office of Audit & Supervisory Board Members is four years. The current term for Makoto Araki and

Kuniyoshi Kitamura who were elected in the general meeting of shareholders in March 2014, expires in March 2018, and the current term for Kazuto Ono and Tadashi Ohe who were elected in the general meeting of shareholders in March 2015, expires in March 2019, and the current term for Hiroshi Yoshida who was elected in the general meeting of shareholders in March 2017, expires in March 2021.

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

Board of Directors and Audit & Supervisory Board Members

The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is seven and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.

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

The Audit & Supervisory Board Members are not required to be certified public accountants, although Hiroshi Yoshida is a certified public accountant. At least half of the Audit & Supervisory Board Members must be persons who have not been either board members or employees of the Company or any of its subsidiaries. An Audit & Supervisory Board Member may not at the same time be a board member or an employee of the Company or any of its subsidiaries. The Audit & Supervisory Board Members have the statutory duty of examining the Company’s financial statements and the Company’s business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of the Company’s affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 31, 2017, whom are expected to take the assignment on April 1, 2017, are listed below.

Name	Position	(Group executive/function)
Yoroku Adachi	Executive Vice President	Chairman of Canon U.S.A., Inc.
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Rokus van Iperen	Senior Managing Executive Officer	President of Canon Europa N.V. and Canon Europe., Ltd.
Yasuhiro Tani	Senior Managing Executive Officer	Group Executive of Digital System Technology Development HQ

Name	Position	(Group executive/function)
Naoji Otsuka	Senior Managing Executive Officer	Chief Executive of Inkjet Products Operations
Toshio Takiguchi	Senior Managing Executive Officer	President of Toshiba Medical Systems Co., Ltd.
Kenichi Nagasawa	Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Hiroyuki Suematsu	Managing Executive Officer	Group Executive of Quality Management HQ & Group Executive of Corporate Planning Development HQ
Masanori Yamada	Managing Executive Officer	Group Executive of Network Visual Solution Business Promotion HQ
Aitake Wakiya	Managing Executive Officer	Group Executive of Finance & Accounting HQ
Eiji Osanai	Managing Executive Officer	Group Executive of Production Engineering HQ
Masaaki Nakamura	Managing Executive Officer	Group Executive of Public Affairs HQ & Group Executive of Facilities Management HQ
Ryuichi Ebinuma	Managing Executive Officer	Deputy Group Executive of R&D HQ
Yuichi Ishizuka	Managing Executive Officer	President of Canon U.S.A., Inc.
Kazuto Ogawa	Managing Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Shunsuke Inoue	Managing Executive Officer	Group Executive of Device Technology Development HQ
Takayuki Miyamoto	Managing Executive Officer	Chief Executive of Peripheral Products Operations
Katsumi Iijima	Managing Executive Officer	Group Executive of Information & Communication Systems HQ & Deputy Group Executive of Digital System Technology Development HQ
Hiroaki Takeishi	Managing Executive Officer	Chief Executive of Optical Products Operations
Soichi Hiramatsu	Executive Officer	Group Executive of Procurement HQ
Nobutoshi Mizusawa	Executive Officer	Deputy Group Executive of R&D HQ
Yoichi Iwabuchi	Executive Officer	Deputy Group Executive of Digital System Technology Development HQ
Takashi Takeya	Executive Officer	Senior General Manager of Global Logistics Management Center
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Executive Vice President of Canon Europe., Ltd.
Toshihiko Kusumoto	Executive Officer	Deputy Chief Executive of Office Imaging Products Operations
Akiko Tanaka	Executive Officer	President of Canon BioMedical, Inc.
Go Tokura	Executive Officer	Chief Executive of Image Communication Business Operations
Ritsuo Mashiko	Executive Officer	President of Oita Canon Inc.
Hisahiro Minokawa	Executive Officer	Deputy Group Executive of Human Resources Management & Organization HQ
Noriko Gunji	Executive Officer	President of Canon Singapore Pte., Ltd.
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
Tamaki Hashimoto	Executive Officer	Group Executive of Consumer Inkjet Products Group
Hideto Kohtani	Executive Officer	Group Executive of Office Imaging Products Digital Solution Group
Minoru Asada	Executive Officer	Senior General Manager of Group Management Center
Kazuhiko Nagashima	Executive Officer	Senior General Manager of Finance Accounting Center
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ

B. Compensation

In the fiscal year ended December 31, 2016, Canon pays an aggregate of approximately ¥963million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2016.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	273	24	297
Masaya Maeda (Director)	Canon Inc.	117	14	131
Toshizo Tanaka (Director)	Canon Inc.	125	14	139

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2016.

The following two elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year

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

The Company has a stock option (share option) plan. This plan was approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 110th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 30, 2011. Under and pursuant to this plan, share options will be issued as stock options to the Company’s directors, executive officers and senior employees.

The description of this stock option plan is below.

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

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2016, 2015 and 2014.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2016
Office	105,480	33,056	14,108	19,103	39,213
Imaging System	55,263	15,845	2,353	1,914	35,151
Industry and Others	27,790	15,042	2,699	4,434	5,615
Corporate	9,140	8,970	—	60	110

Total	197,673	72,913	19,160	25,511	80,089

December 31, 2015
Office	106,895	32,557	14,381	20,399	39,558
Imaging System	55,238	16,394	2,357	1,684	34,803
Industry and Others	17,708	9,828	897	2,682	4,301
Corporate	9,730	9,546	—	61	123

Total	189,571	68,325	17,635	24,826	78,785

December 31, 2014
Office	109,294	33,714	15,461	19,990	40,129
Imaging System	56,556	14,771	2,212	1,553	38,020
Industry and Others	15,993	10,893	356	748	3,996
Corporate	10,046	9,823	—	65	158

Total	191,889	69,201	18,029	22,356	82,303

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 30, 2017. The total is 304,637 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	123,723
Masaya Maeda	President & COO	15,200
Toshizo Tanaka	Executive Vice President & CFO	22,410
Toshio Homma	Executive Vice President	48,252
Shigeyuki Matsumoto	Executive Vice President & CTO	29,152
Kunitaro Saida	Director	2,900
Haruhiko Kato	Director	—
Makoto Araki	Audit & Supervisory Board Member	9,500
Kazuto Ono	Audit & Supervisory Board Member	4,300
Tadashi Ohe	Audit & Supervisory Board Member	45,900
Hiroshi Yoshida	Audit & Supervisory Board Member	—
Kuniyoshi Kitamura	Audit & Supervisory Board Member	3,300

	Total	304,637

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2016:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	66,728,700	5.0%
Japan Trustee Services Bank, Ltd. (Trust Account)	50,656,850	3.8%
The Dai-ichi Life Insurance Company, Limited	37,416,380	2.8%
Barclays Securities Japan Limited	26,000,000	2.0%
Mizuho Bank, Ltd.	22,558,173	1.7%
Moxley and Co. LLC	20,126,909	1.5%
State Street Bank West Client—Treaty 505234	17,579,934	1.3%
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.3%
OBAYASHI CORPORATION	16,527,607	1.2%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	15,013,800	1.1%

Notes:

1:	Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
2:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, the Company owns 241,695,310 shares (18.1% of total issued shares) of treasury stock.
4:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2016, 10.0% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 268 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2017.

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

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2014, 2015, and 2016 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

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

In 2016, Canon undertook such large investments for future growth as the acquisition of Toshiba Medical Systems Corporation (“TMSC”). Thanks, however, to efforts to boost product competitiveness and strengthen the Company’s financial position through a management focus on profitability and cash flow, Canon was able to maintain its strong financial position. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥75 per share [already distributed] and year-end dividend of ¥75), which is the same as the previous year’s dividend.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2012 Year	4,015	2,308	872.42	692.18	10,433.63	8,238.96
2013 Year	4,115	2,913	1,302.87	862.62	16,320.22	10,398.61
2014 Year	4,045	2,889	1,454.22	1,121.50	18,030.83	13,885.11
2015 1(st) quarter	4,310	3,654	1,594.71	1,343.29	19,778.60	16,592.57
2(nd) quarter	4,539	3,901	1,686.61	1,519.41	20,952.71	18,927.95
3(rd) quarter	4,096	3,402	1,702.83	1,371.44	20,946.93	16,901.49
4(th) quarter	3,862	3,449	1,609.76	1,414.20	20,012.40	17,389.57
2015 Year	4,539	3,402	1,702.83	1,343.29	20,952.71	16,592.57
2016 1(st) quarter	3,656	2,978	1,544.73	1,193.85	18,951.12	14,865.77
2(nd) quarter	3,412	2,780	1,412.98	1,192.80	17,613.56	14,864.01
3(rd) quarter	3,053	2,797	1,357.41	1,209.88	17,156.36	15,106.52
4(th) quarter	3,468	2,850	1,558.75	1,287.39	19,592.90	16,111.81
2016 Year	3,656	2,780	1,558.75	1,192.80	19,592.90	14,864.01

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2016 July	3,025	2,797	1,347.24	1,209.88	16,938.96	15,106.52
August	2,969	2,808	1,331.00	1,262.86	16,943.67	15,921.04
September	3,053	2,872	1,357.41	1,296.39	17,156.36	16,285.41
October	3,082	2,921	1,393.44	1,329.06	17,461.03	16,554.83
November	3,264	2,850	1,473.02	1,287.39	18,482.94	16,111.81
December	3,468	3,230	1,558.75	1,462.07	19,592.90	18,227.39
2017 January	3,410	3,252	1,558.45	1,495.03	19,615.40	18,650.33
February	3,337	3,218	1,559.51	1,507.08	19,519.44	18,805.32

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

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2012 Year	48.480	29.810
2013 Year	40.430	29.820
2014 Year	33.960	28.670
2015 1(st) quarter	36.000	30.780
2(nd) quarter	38.020	32.250
3(rd) quarter	32.640	28.520
4(th) quarter	31.960	28.830
2015 Year	38.020	28.520
2016 1(st) quarter	30.320	26.600
2(nd) quarter	30.930	27.670
3(rd) quarter	29.750	27.180
4(th) quarter	29.980	27.760
2016 Year	30.930	26.600

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2016 July	28.920	27.180
August	28.990	27.710
September	29.750	28.130
October	29.490	27.820
November	28.970	27.780
December	29.980	27.760
2017 January	29.950	28.150
February	29.440	28.800

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2016. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

C. Material contracts

On March 15, 2016, Canon entered into a provisional borrowing agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. which matures in 2017 for acquiring Toshiba Medical Systems Corporation (“TMSC”). This borrowing was refinanced on January 31, 2017. For further information, please refer to Note 9 of the Notes to Consolidated Financial Statements.

All contracts other than above entered into by Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” are generally subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Japan’s income tax treaties with Australia, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (“Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or corporations. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Company. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

2. Taxation in the United States

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the “Medicare contribution tax.” The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the Company shares or ADSs in its particular circumstances.

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

This discussion assumes that the Company was not a passive foreign investment company for 2016, as described below.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2016 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

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

In addition, if the Company were a PFIC or, with respect to a particular U.S. holder, were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2016.

Available-for-sale securities

	2016
	Cost	Fair value
	(Millions of yen)
Debt securities
Due after five years	320	498
Fund trusts	85	86
Equity securities	19,026	42,444

	19,431	43,028

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2016. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2017.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	213,018	131,440	27,186	371,644
Estimated fair value	(4,599)	(3,803)	(1,074)	(9,476)
Forwards to buy foreign currencies:
Contract amounts	38,392	979	7,370	46,741
Estimated fair value	612	(16)	74	670

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2016, 2015 and 2014. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was ¥311 million, ¥131 million and ¥145 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2016.

Management’s Report on Internal Control over Financial Reporting

The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Canon’s management excluded from its assessment of the effectiveness of Canon’s internal control over financial reporting as of December 31, 2016, an assessment of internal control over financial reporting of Toshiba Medical Systems Corporation (“TMSC”), which became a wholly-owned subsidiary of Canon on December 19, 2016. TMSC had total assets of 251.4 billion yen and net sales of 13.6 billion yen for the period from December 19, 2016 to December 31, 2016 that were reflected in Canon’s consolidated financial statements as of and for the fiscal year ended December 31, 2016.

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2016, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Item 16A. Audit Committee Financial Expert

Canon’s Audit & Supervisory Board has determined that Hiroshi Yoshida is an “audit committee financial expert” as defined by the rules of the SEC. Hiroshi Yoshida has considerable experience and advanced expert knowledge in corporate accounting gained thorough his longstanding practice as a certified public accountant. Hiroshi Yoshida was elected as one of Canon’s Outside Audit & Supervisory Board Members at an ordinary general meeting of shareholders held in March 2017. Hiroshi Yoshida met the independence requirements imposed on Audit & Supervisory Board Members as set forth by Japanese legal provisions.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2016	Year ended December 31, 2015
	(Millions of yen)
Audit fees	2,582	2,604
Audit-related fees	60	15
Tax fees	122	121
All other fees	19	34

Total	2,783	2,774

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2016 and 2015.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2016	(Shares)	(Yen)
January 1 - January 31	708	3,467	—	—
February 1 - February 29	305	3,159	—	—
March 1 - March 31	233	3,285	—	—
April 1 - April 30	441	3,226	—	—
May 1 - May 31	496	3,168	—	—
June 1 - June 30	307	3,124	—	—
July 1 - July 31	170	2,953	—	—
August 1 - August 31	338	2,892	—	—
September 1 - September 30	753	2,979	—	—
October 1 - October 31	254	2,991	—	—
November 1 - November 30	484	3,066	—	—
December 1 - December 31	1,111	3,387	—	—

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2016, the Company purchased 5,600 shares for a total purchase price of 17,864,570 yen upon requests from holders of shares consisting less than one full unit.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Canon Inc.

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canon Inc. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 30, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Canon Inc.

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Canon Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Toshiba Medical Systems Corporation, which is included in the 2016 consolidated financial statements of Canon Inc. and subsidiaries and constituted 251.4 billion yen of total assets as of December 31, 2016 and 13.6 billion yen of net sales for the year then ended. Our audit of internal control over financial reporting of Canon Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Toshiba Medical Systems Corporation. In our opinion, Canon Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canon Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2016, and our report dated March 30, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 30, 2017

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2016	2015
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	630,193	633,613
Short-term investments (Note 2)	3,206	20,651
Trade receivables, net (Note 3)	641,458	588,001
Inventories (Note 4)	560,736	501,895
Prepaid expenses and other current assets (Notes 6, 12 and 17)	264,155	313,019

Total current assets	2,099,748	2,057,179
Noncurrent receivables (Note 18)	29,297	29,476
Investments (Note 2)	73,680	67,862
Property, plant and equipment, net (Notes 5 and 6)	1,194,976	1,219,652
Intangible assets, net (Notes 7 and 8)	446,268	241,208
Goodwill (Notes 7 and 8)	936,424	478,943
Other assets (Notes 6, 11 and 12)	358,136	333,453

Total assets	5,138,529	4,427,773

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	1,850	688
Trade payables (Note 10)	372,269	278,255
Accrued income taxes (Note 12)	30,514	47,431
Accrued expenses (Notes 11 and 18)	304,901	317,653
Other current liabilities (Notes 1, 5, 12 and 17)	273,835	171,302

Total current liabilities	983,369	815,329
Long-term debt, excluding current installments (Notes 9 and 19)	611,289	881
Accrued pension and severance cost (Note 11)	407,200	296,262
Other noncurrent liabilities (Notes 7 and 12)	142,049	130,838

Total liabilities	2,143,907	1,243,310

Commitments and contingent liabilities (Note 18)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2016 and 2015	174,762	174,762
Additional paid-in capital	401,385	401,358
Legal reserve (Note 13)	66,558	65,289
Retained earnings (Note 13)	3,350,728	3,365,158
Accumulated other comprehensive income (loss) (Note 14)	(199,881)	(29,742)
Treasury stock, at cost; 241,695,310 shares in 2016 and 241,690,840 shares in 2015	(1,010,423)	(1,010,410)

Total Canon Inc. shareholders’ equity	2,783,129	2,966,415
Noncontrolling interests	211,493	218,048

Total equity	2,994,622	3,184,463

Total liabilities and equity	5,138,529	4,427,773

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Net sales	3,401,487	3,800,271	3,727,252
Cost of sales (Notes 5, 8, 11 and 18)	1,727,654	1,865,887	1,865,780

Gross profit	1,673,833	1,934,384	1,861,472
Operating expenses (Notes 1, 5, 8, 11 and 18):
Selling, general and administrative expenses	1,142,591	1,250,674	1,189,004
Research and development expenses	302,376	328,500	308,979

	1,444,967	1,579,174	1,497,983

Operating profit	228,866	355,210	363,489
Other income (deductions):
Interest and dividend income	4,762	5,501	7,906
Interest expense	(1,061)	(584)	(500)
Other, net (Notes 1, 2 and 17)	12,084	(12,689)	12,344

	15,785	(7,772)	19,750

Income before income taxes	244,651	347,438	383,239
Income taxes (Note 12)	82,681	116,105	118,000

Consolidated net income	161,970	231,333	265,239
Less: Net income attributable to noncontrolling interests	11,320	11,124	10,442

Net income attributable to Canon Inc.	150,650	220,209	254,797

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 16):
Basic	137.95	201.65	229.03
Diluted	137.95	201.65	229.03
Cash dividends per share	150.00	150.00	150.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Consolidated net income	161,970	231,333	265,239
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	(107,666)	(55,504)	143,834
Net unrealized gains and losses on securities	997	2,010	2,524
Net gains and losses on derivative instruments	(2,948)	2,785	(195)
Pension liability adjustments	(70,355)	(6,543)	(37,985)

	(179,972)	(57,252)	108,178

Comprehensive income (loss)	(18,002)	174,081	373,417
Less: Comprehensive income attributable to noncontrolling interests	1,745	11,973	9,666

Comprehensive income (loss) attributable to Canon Inc.	(19,747)	162,108	363,751

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2013	174,762	402,029	63,091	3,212,692	(80,646)	(861,666)	2,910,262	156,515	3,066,777
Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)
Dividends to Canon Inc. shareholders				(145,790)			(145,790)		(145,790)
Dividends to noncontrolling interests								(2,949)	(2,949)
Transfer to legal reserve			1,508	(1,508)			—		—
Comprehensive income:
Net income				254,797			254,797	10,442	265,239
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					142,813		142,813	1,021	143,834
Net unrealized gains and losses on securities					2,301		2,301	223	2,524
Net gains and losses on derivative instruments					(195)		(195)	—	(195)
Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)

Total comprehensive income							363,751	9,666	373,417

Repurchases and reissuance of treasury stock		(46)		(15)		(149,752)	(149,813)		(149,813)

Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758
Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfer to legal reserve			690	(690)			—		—
Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	—	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)

Total comprehensive income							162,108	11,973	174,081

Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790

Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463
Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfer to legal reserve			1,269	(1,269)			—		—
Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)

Total comprehensive income (loss)							(19,747)	1,745	(18,002)

Repurchases and reissuance of treasury stock				(1)		(13)	(14)		(14)

Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	161,970	231,333	265,239
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	250,096	273,327	263,480
Loss on disposal of fixed assets	5,203	7,975	12,429
Equity in earnings of affiliated companies	(890)	(447)	(478)
Deferred income taxes	7,188	4,672	8,929
(Increase) decrease in trade receivables	(4,155)	22,720	9,323
Decrease in inventories	6,156	14,249	59,004
Increase (decrease) in trade payables	56,844	(17,288)	(24,620)
Increase (decrease) in accrued income taxes	(16,456)	(8,731)	3,586
Increase (decrease) in accrued expenses	(5,256)	(25,529)	11,124
Increase (decrease) in accrued (prepaid) pension and severance cost	5,489	4,622	(6,305)
Other, net	34,094	(32,179)	(17,784)

Net cash provided by operating activities	500,283	474,724	583,927

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(206,971)	(252,948)	(218,362)
Proceeds from sale of fixed assets (Note 5)	6,177	3,824	3,994
Purchases of available-for-sale securities	(84)	(98)	(311)
Proceeds from sale and maturity of available-for-sale securities	1,181	804	2,606
(Increase) decrease in time deposits, net	15,414	47,665	(14,223)
Acquisitions of businesses, net of cash acquired (Note 7)	(649,570)	(251,534)	(54,772)
Purchases of other investments	(4,460)	(1,220)	—
Other, net	1,188	(112)	11,770

Net cash used in investing activities	(837,125)	(453,619)	(269,298)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	610,552	717	1,377
Repayments of long-term debt (Note 9)	(856)	(1,350)	(2,152)
Decrease in short-term loans, net (Note 9)	(80,580)	—	(54)
Purchases of noncontrolling interests	(4,993)	(29,570)	—
Dividends paid	(163,810)	(174,711)	(145,790)
Repurchases and reissuance of treasury stock	(14)	790	(149,813)
Other, net	(4,607)	(6,078)	(4,454)

Net cash provided by (used in) financing activities	355,692	(210,202)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	(22,270)	(21,870)	41,928

Net change in cash and cash equivalents	(3,420)	(210,967)	55,671
Cash and cash equivalents at beginning of year	633,613	844,580	788,909

Cash and cash equivalents at end of year	630,193	633,613	844,580

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	738	653	462
Income taxes	76,714	117,643	111,819

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, compact photo printers, inkjet printers, large-format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, diagnostic X-ray systems, computed tomography, magnetic resonance imaging, diagnostic ultrasound systems, clinical chemistry analyzers, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Canon’s consolidated net sales for the years ended December 31, 2016, 2015 and 2014 were distributed as follows: the Office Business Unit 53.1%, 55.5% and 55.8%, the Imaging System Business Unit 32.2%, 33.3% and 36.0%, the Industry and Others Business Unit 17.2%, 13.8% and 10.7%, and elimination between segments 2.5%, 2.6% and 2.5%, respectively. These percentages were computed by dividing segment net sales, including intersegment sales, by consolidated net sales, based on the segment operating results described in Note 21.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. 79.2%, 81.2% and 80.6% of consolidated net sales for the years ended December 31, 2016, 2015 and 2014 were generated outside Japan, with 28.3%, 30.1% and 27.8% in the Americas, 26.9%, 28.3% and 29.3% in Europe, and 24.0%, 22.8% and 23.5% in Asia and Oceania, respectively.

Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 14.8%, 17.8% and 17.4% of consolidated net sales for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in the Office Business Unit.

Canon’s manufacturing operations are conducted primarily at 30 plants in Japan and 18 overseas plants which are located in countries or regions such as the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and Philippines.

On December 19, 2016, Canon acquired all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”), one of the leading global companies in the medical equipment industry, and consolidated TMSC. Further information is described in Note 7.

(b)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books of account in conformity with financial accounting standards of the countries of their domicile.

Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥2 million and ¥22,149 million for the years ended December 31, 2016 and 2015, respectively, and a net gain of ¥2,628 million for the year ended December 31, 2014.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥30,500 million and ¥80,870 million at December 31, 2016 and 2015, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

(g)	Investments

Investments consist primarily of time deposits with original maturities of more than three months, debt and marketable equity securities, investments in affiliated companies and non-marketable equity securities. Canon reports investments with maturities of less than one year as short-term investments.

Canon classifies investments in debt and marketable equity securities as available-for- sale securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term.

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

Canon does not hold any held-to-maturity securities.

Available-for-sale securities are regularly reviewed for other-than-temporary declines in the carrying amount based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, impairments in their entirety are recognized in earnings. For equity securities for which the declines are deemed to be other-than-temporary, impairments in their entirety are recognized in earnings. Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment.

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

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally by the first-in, first-out method for overseas inventories.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(j)	Impairment of Long-Lived Assets (continued)

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

Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 5 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 20 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon records amounts received in advance from customers in excess of revenue recognized primarily for sales of optical equipment and product maintenance contracts as deferred revenue until the revenue recognition criteria are satisfied. Deferred revenue were ¥102,298 million and ¥51,390 million at December 31, 2016 and 2015, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥58,707 million, ¥80,907 million and ¥79,765 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥44,296 million, ¥52,504 million and ¥49,576 million for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In November 2015, the Financial Accounting Standards Board (“FASB”) issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

In July 2015, the FASB issued an amendment which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Canon early adopted this amended guidance from the quarter beginning April 1, 2016. This adoption did not have a material impact on its consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance (continued)

In May 2014, the FASB issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. In March 2016, the FASB issued an accounting standard update which clarifies the implementation guidance for principal versus agent considerations. In April 2016, the FASB issued an accounting standard update which clarifies guidance related to identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued an accounting standard update which amends guidance in the new standard on transition, collectibility, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB issued an accounting standard update which amends guidance in the new standard on disclosure of performance obligations, provisions for losses on certain types of contracts, scoping, and other areas. These standard updates have the same effective date as the original standard. Canon currently plans to apply the modified retrospective method of adoption from the quarter beginning January 1, 2018. While Canon currently does not expect the adoption of this standard to have a material impact on the timing of revenue recognition, the adoption of this standard is expected to result in change in allocation of revenue between goods and services in Office Business Unit and Industry and Others Business Unit on its consolidated statements of income. From consolidated balance sheets perspective, the reclassification between receivable and refund liability for variable consideration in Office Business Unit and Imaging System Business Unit may results in the increase of total assets and total liabilities. However, evaluation is still ongoing and it could result in additional impacts on its consolidated results of operations and financial condition.

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

In October 2016, the FASB issued an amendment which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance (continued)

directly to retained earnings as of the beginning of the period of adoption. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at December 31, 2016 and 2015 are as follows:

	December 31, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	277	—	8	269
Corporate bonds	43	188	2	229
Fund trusts	85	1	—	86
Equity securities	19,026	23,439	21	42,444

	19,431	23,628	31	43,028

	December 31, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	298	—	11	287
Corporate bonds	6	195	—	201
Fund trusts	63	1	—	64
Equity securities	20,461	23,482	1,094	42,849

	20,828	23,678	1,105	43,401

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at December 31, 2016:

	Cost	Fair value
	(Millions of yen)
Due after five years	320	498

	320	498

Gross realized gains were ¥750 million, ¥329 million and ¥2,540 million for the years ended December 31, 2016, 2015 and 2014, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥1,032 million, ¥31 million and ¥31 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

At December 31, 2016, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months were ¥3,206 million and ¥20,651 million at December 31, 2016 and 2015, respectively, and were included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥7,800 million and ¥2,570 million at December 31, 2016 and 2015, respectively. These investments were not evaluated for impairment at December 31, 2016 and 2015, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥21,514 million and ¥20,415 million at December 31, 2016 and 2015, respectively. Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥890 million, ¥447 million and ¥478 million for the years ended December 31, 2016, 2015 and 2014 respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2016	2015
	(Millions of yen)
Notes	28,811	17,614
Accounts	623,722	582,464

	652,533	600,078
Less allowance for doubtful receivables	(11,075)	(12,077)

	641,458	588,001

4.	Inventories

Inventories are summarized as follows:

	December 31
	2016	2015
	(Millions of yen)
Finished goods	373,337	357,115
Work in process	143,298	130,258
Raw materials	44,101	14,522

	560,736	501,895

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2016	2015
	(Millions of yen)
Land	283,893	282,786
Buildings	1,656,087	1,632,604
Machinery and equipment	1,778,552	1,813,116
Construction in progress	54,786	61,952

	3,773,318	3,790,458
Less accumulated depreciation	(2,578,342)	(2,570,806)

	1,194,976	1,219,652

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 were ¥199,133 million, ¥223,759 million and ¥213,739 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥31,318 million and ¥30,789 million at December 31, 2016 and 2015, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2016	2015
	(Millions of yen)
Total minimum lease payments receivable	306,766	318,066
Unguaranteed residual values	14,776	14,271
Executory costs	(34)	(888)
Unearned income	(30,288)	(31,920)

	291,220	299,529
Less allowance for credit losses	(2,325)	(2,878)

	288,895	296,651
Less current portion	(105,308)	(109,220)

	183,587	187,431

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2016	2015
	(Millions of yen)
Balance at beginning of year	2,878	6,276
Charge-offs	(978)	(1,343)
Provision	398	55
Translation adjustments and other	27	(2,110)

Balance at end of year	2,325	2,878

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2016 and 2015 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2016 and 2015 was ¥97,890 million and ¥108,746 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2016 and 2015 was ¥75,997 million and ¥82,916 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2016.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2017	117,728	7,226
2018	87,627	3,894
2019	58,364	2,185
2020	31,422	994
2021	10,986	409
Thereafter	639	41

	306,766	14,749

7.	Acquisitions

On March 17, 2016, Canon entered into a Shares and Other Securities Transfer Agreement with Toshiba Corporation and acquired the share options for consideration of cash to acquire all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”), which is exercisable upon the clearances of necessary competition regulatory authorities. As such clearances were obtained, Canon exercised the share options and acquired all the ordinary shares of TMSC on December 19, 2016. The acquisition date was December 19, 2016 and the purchase price was ¥665,498 million, which approximates the fair value at that date.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop a health care business within the realm of “safety and security,” as a next-generation pillar of growth.

TMSC is one of the leading global companies in the medical equipment industry. Within the field of medical X-ray computed tomography (“CT”) systems in particular, TMSC is the overwhelming market share leader in Japan and has been steadily increasing its global market share. By maximizing the combination of both companies’ management resources, Canon aims to solidify its business foundation for health care that can contribute to the world.

The following table summarizes the preliminary purchase price allocation which was based on estimated fair values of the assets acquired and liabilities assumed at acquisition date. Since the acquisition date of TMSC was near the balance sheet date, and TMSC is composed of various entities located around the world, the purchase price allocation is still preliminary. The estimates and assumptions are subject to change as Canon obtains additional information for the estimates within the measurement period. The primary areas of the preliminary allocation of the fair value of consideration transferred that are not yet finalized relate to the fair values of certain tangible and intangible assets acquired and the residual goodwill. Specifically, certain underlying analyses for customer relationships, and patents and developed technology were based on overall estimates rather than detail information for each of the individual operations.

(Millions of yen)
Cash and cash equivalents	25,301
Other current assets	169,545
Intangible assets	227,500
Other noncurrent assets	42,975

Total assets acquired	465,321

Current liabilities	199,223
Noncurrent liabilities	92,231

Total liabilities assumed	291,454

Noncontrolling interest	1,047

Net identifiable assets acquired	172,820

Goodwill	492,678

Net assets acquired	665,498

Intangible assets acquired, which are subject to amortization, consist of customer relationships of ¥155,200 million, and patents and developed technology of ¥72,300 million. Canon has preliminarily estimated the amortization period for the customer relationships, and patents and developed technology to be 15 – 20 years and 10 years, respectively. The weighted average amortization period for all intangible assets is approximately 15 years.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

Goodwill recorded is attributable primarily to expected synergies from combining operations of TMSC and Canon, such as accelerating entry into new fields, further improvement in quality through shared production technology and expanding business domains through the enhancement of R&D capabilities. None of the goodwill is expected to be deductible for tax purposes.

The amounts of net sales of TMSC since the acquisition date included in the Canon’s consolidated statement of income for the year ended December 31, 2016 were ¥13,582 million. The amounts of net income of TMSC included in the Canon’s consolidated statement of income were not material.

The unaudited pro forma net sales for the years ended December 31, 2016 and 2015 as if TMSC had been included in Canon’s consolidated statements of income from the beginning of the year ended December 31, 2015 were ¥3,806,667 million and ¥4,224,181 million, respectively. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

Canon acquired businesses other than that described above during the year ended December 31, 2016 that were not material to its consolidated financial statements.

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of ¥244,725 million. In addition, the Company acquired 9.0% of the issued shares of Axis from noncontrolling shareholders primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest represents 85.1% of the issued shares of Axis. The fair value of the 23.9% noncontrolling interest in Axis of ¥77,086 million was measured based on Axis’s common stock price on the acquisition date.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

(Millions of yen)
Current assets	31,365
Intangible assets	60,992
Goodwill	259,863
Other noncurrent assets	2,053

Non-current assets	322,908

Total assets acquired	354,273
Total liabilities assumed	32,462

Net assets acquired	321,811

Intangible assets acquired, which are subject to amortization, consist of trademarks of ¥42,880 million, patents and developed technology of ¥17,823 million and software of ¥289 million. Canon has estimated the

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

The amounts of net sales of Axis since the acquisition date included in the Canon’s consolidated statement of income for the year ended December 31, 2015 were ¥72,602 million. The amounts of net income of Axis included in the Canon’s consolidated statement of income were not material.

Pro forma results of operations were not disclosed because the effect on the Canon’s consolidated statement of income was not material.

Canon acquired businesses other than that described above during the year ended December 31, 2015 that were not material to its consolidated financial statements.

8.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the year ended December 31, 2016, including those recorded from businesses acquired, totaled ¥266,325 million, which primarily consist of customer relationships of ¥155,997 million, patents and developed technology of ¥73,451 million and software of ¥36,054 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2016 are approximately 14 years. The weighted average amortization periods for customer relationships, patents and developed technology and software acquired during the year ended December 31, 2016 are approximately 15 – 20 years, 10 years and 5 years, respectively.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The components of intangible assets subject to amortization at December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	313,599	193,785	308,348	181,972
Customer relationships	172,234	11,146	17,159	10,173
Patents and developed technology	106,250	16,272	39,685	16,123
Trademarks	44,704	5,610	49,861	2,952
License fees	15,561	6,756	15,669	5,617
Other	17,713	8,250	17,070	7,690

	670,061	241,819	447,792	224,527

Aggregate amortization expense for the years ended December 31, 2016, 2015 and 2014 was ¥50,963 million, ¥49,568 million and ¥49,741 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥60,474 million in 2017, ¥53,031 million in 2018, ¥42,624 million in 2019, ¥34,079 million in 2020, and ¥28,817 million in 2021.

Intangible assets not subject to amortization other than goodwill at December 31, 2016 and 2015 were ¥18,026 million and ¥17,943 million, respectively, which primarily consist of in-process research and development recorded from businesses acquired.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2016 and 2015 were as follows:

	Year ended December 31, 2016
	Office	Imaging System	Industry and Others	* 1 Unallocated	Total
	(Millions of yen)
Balance at beginning of year	142,551	53,474	282,918	—	478,943
Goodwill acquired during the year	863	—	4,589	492,678	498,130
Translation adjustments and other	(7,158)	(4,440)	(29,051)	—	(40,649)

Balance at end of year	136,256	49,034	258,456	492,678	936,424

	Year ended December 31, 2015
	Office	Imaging System	Industry and Others	Unallocated	Total
	(Millions of yen)
Balance at beginning of year	145,335	21,780	44,221	—	211,336
Goodwill acquired during the year	10,373	31,367	228,827	—	270,567
Translation adjustments and other	(13,157)	327	9,870	—	(2,960)

Balance at end of year	142,551	53,474	282,918	—	478,943

*1	Canon has not completed the allocation of goodwill to the segments for impairment testing which is attributable to the acquisition of TMSC as of December 31, 2016.

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2016 and 2015 were ¥601 million and ¥26 million, respectively.

Long-term debt consisted of the following:

	December 31
	2016	2015
	(Millions of yen)
Loan from a bank; bearing interest of 0.13% at December 31, 2016 *1	610,000	—
Capital lease obligations and others	2,538	1,543

	612,538	1,543
Less current portion	(1,249)	(662)

	611,289	881

*1	On March 15, 2016, Canon entered into a provisional borrowing agreement with a bank which matures in 2017 for acquiring TMSC. On January 31, 2017, Canon refinanced this borrowing to the unsecured loans by credit facilities expiring in December 2021. The loans under the credit facilities are ¥610,000 million at a floating interest (0.04% as of January 31, 2017). As a result, this borrowing was classified as long-term debt in the accompanying Consolidated Balance Sheet as of December 31, 2016.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

The aggregate annual maturities of long-term debt outstanding at December 31, 2016 were as follows:

(Millions of yen)
Year ending December 31:
2017	1,249
2018	736
2019	405
2020	125
2021	610,023
Thereafter	—

612,538

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2016	2015
	(Millions of yen)
Notes	38,073	16,706
Accounts	334,196	261,549

	372,269	278,255

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

The following tables include the provisional financial impact related to the acquisition of TMSC, which was acquired during the year ended December 31, 2016. TMSC participates in Toshiba Corporate Pension Fund and the establishment of the new pension plan is currently in progress. The Company calculated the projected benefit obligations based on the current benefit level of Toshiba Corporate Pension Fund and included proportional share of the plan assets of TMSC in the following tables. These obligations and plan assets are expected to be reasonable estimates of the impact of creating the new plan.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	781,350	760,331	349,680	364,662
Service cost	29,367	30,009	6,816	7,760
Interest cost	8,238	8,008	8,792	10,572
Plan participants’ contributions	—	—	1,594	1,830
Actuarial (gain) loss	45,778	7,481	55,629	(5,534)
Benefits paid	(25,032)	(24,479)	(6,268)	(6,795)
Acquisition	71,040	—	21,285	—
Plan amendments	(4,734)	—	—	(2,655)
Foreign currency exchange rate changes	—	—	(45,442)	(20,160)

Projected benefit obligations at end of year	906,007	781,350	392,086	349,680
Change in plan assets:
Fair value of plan assets at beginning of year	626,575	622,121	217,870	221,421
Actual return on plan assets	12,145	17,541	18,276	21
Employer contributions	7,304	8,701	7,271	10,864
Plan participants’ contributions	—	—	1,594	1,830
Benefits paid	(21,782)	(21,788)	(6,268)	(6,795)
Acquisition	43,194	—	14,972	—
Foreign currency exchange rate changes	—	—	(28,776)	(9,471)

Fair value of plan assets at end of year	667,436	626,575	224,939	217,870

Funded status at end of year	(238,571)	(154,775)	(167,147)	(131,810)

Amounts recognized in the consolidated balance sheets at December 31, 2016 and 2015 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
	(Millions of yen)		(Millions of yen)
Other assets	976	814	1,346	9,986
Accrued expenses	—	—	(840)	(1,123)
Accrued pension and severance cost	(239,547)	(155,589)	(167,653)	(140,673)

	(238,571)	(154,775)	(167,147)	(131,810)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2016 and 2015 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
	(Millions of yen)		(Millions of yen)
Actuarial loss	251,078	208,946	116,930	71,750
Prior service credit	(71,439)	(79,935)	(2,652)	(2,567)

	179,639	129,011	114,278	69,183

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	869,355	740,545	377,004	338,160

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	905,975	777,458	390,942	346,749
Fair value of plan assets	666,428	621,869	222,449	204,953
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	867,706	731,537	375,860	331,351
Fair value of plan assets	664,586	615,963	222,449	200,891

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2016, 2015 and 2014 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2016	2015	2014	2016	2015	2014
	(Millions of yen)			(Millions of yen)
Service cost	29,367	30,009	26,445	6,816	7,760	6,801
Interest cost	8,238	8,008	10,772	8,792	10,572	10,654
Expected return on plan assets	(19,443)	(19,579)	(18,018)	(10,012)	(11,857)	(10,637)
Amortization of prior service credit	(13,230)	(12,592)	(12,800)	85	(145)	(61)
Amortization of actuarial loss	10,944	10,402	10,023	2,185	3,839	1,698
(Gain) loss on curtailments and settlements	—	—	—	—	—	(9,370)

	15,876	16,248	16,422	7,866	10,169	(915)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2016	2015	2014	2016	2015	2014
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	53,076	9,519	33,800	47,365	6,302	37,366
Current year prior service credit	(4,734)	—	—	—	(2,655)	—
Amortization of actuarial loss	(10,944)	(10,402)	(10,023)	(2,185)	(3,839)	(1,698)
Amortization of prior service credit	13,230	12,592	12,800	(85)	145	61
Curtailments and settlements	—	—	—	—	—	(16,725)

	50,628	11,709	36,577	45,095	(47)	19,004

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	(13,163)	43
Actuarial loss	13,852	5,765

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2016	2015	2016	2015
Discount rate	0.7%	1.1%	2.2%	3.0%
Assumed rate of increase in future compensation levels	2.6%	3.0%	2.1%	2.0%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2016	2015	2014	2016	2015	2014
Discount rate	1.1%	1.1%	1.6%	3.0%	2.9%	3.9%
Assumed rate of increase in future compensation levels	3.0%	3.0%	3.0%	2.0%	2.0%	2.3%
Expected long-term rate of return on plan assets	3.1%	3.1%	3.1%	4.4%	5.6%	4.9%

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

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 40% is invested in equity securities, approximately 30% is invested in debt securities, and approximately 30% is invested in other investment vehicles, primarily consisting of investments in real estate assets.

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

Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2016 and 2015, by asset category, are as follows:

	December 31, 2016
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	46,630	—	—	46,630	—	—	—	—
Foreign companies	7,902	—	—	7,902	22,680	—	—	22,680
Pooled funds (b)	—	133,023	—	133,023	—	62,641	—	62,641
Debt securities:
Government bonds (c)	99,157	—	—	99,157	11,558	—	—	11,558
Municipal bonds	—	1,317	—	1,317	—	2,577	—	2,577
Corporate bonds	—	14,298	—	14,298	—	19,989	—	19,989
Pooled funds (d)	—	121,066	—	121,066	—	22,296	—	22,296
Mortgage backed securities (and other asset backed securities)	—	13,612	—	13,612	—	—	—	—
Life insurance company general accounts	—	128,220	—	128,220	—	6,898	—	6,898
Other assets	—	102,127	84	102,211	—	76,276	24	76,300

	153,689	513,663	84	667,436	34,238	190,677	24	224,939

	December 31, 2015
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	49,847	—	—	49,847	—	—	—	—
Foreign companies	3,287	—	—	3,287	18,661	—	—	18,661
Pooled funds (f)	—	125,850	—	125,850	—	66,296	—	66,296
Debt securities:
Government bonds (g)	142,015	—	—	142,015	48	—	—	48
Municipal bonds	—	1,248	—	1,248	—	2,587	—	2,587
Corporate bonds	—	13,532	—	13,532	—	21,009	—	21,009
Pooled funds (h)	—	120,364	—	120,364	—	34,564	—	34,564
Mortgage backed securities (and other asset backed securities)	—	10,462	—	10,462	—	137	—	137
Life insurance company general accounts	—	125,759	—	125,759	—	6,190	—	6,190
Other assets	—	33,432	779	34,211	—	68,378	—	68,378

	195,149	430,647	779	626,575	18,709	199,161	—	217,870

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥187 million.
(b)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 70% foreign government bonds and 30% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥325 million.
(f)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 75% foreign government bonds and 25% corporate bonds for foreign plans.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not necessarily indicate the risks or ratings of the assets.

Level 1 assets are comprised principally of equity securities and government bonds, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity and debt securities, corporate bonds, investments in life insurance company general accounts and other assets. Pooled funds are valued at their net asset values that are calculated by the sponsor of the fund and have daily liquidity. Corporate bonds are valued using quoted prices for identical assets in markets that are not active. Investments in life insurance company general accounts are valued at conversion value. Other assets are comprised principally of interest bearing cash and hedge funds.

The fair value of Level 3 assets, consisting of hedge funds, was ¥108 million and ¥779 million at December 31, 2016 and 2015, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the years ended December 31, 2016 and 2015 were not significant.

The fair values of plan assets by each asset category of TMSC are calculated based on a pro-rata basis of total plan assets of Toshiba Corporate Pension Fund.

Contributions

Canon expects to contribute ¥14,179 million to its Japanese defined benefit pension plans and ¥8,203 million to its foreign defined benefit pension plans for the year ending December 31, 2017.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2017	30,021	9,549
2018	32,431	9,920
2019	33,936	10,070
2020	34,833	10,460
2021	36,715	10,905
2022 – 2026	203,010	61,681

Multiemployer pension plans

The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2016, 2015 and 2014 were ¥3,482 million, ¥3,864 million and ¥2,815 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 96% funded as of December 31, 2015. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.

Defined contribution plans

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2016, 2015 and 2014 were ¥17,603 million, ¥17,277 million and ¥15,077 million, respectively.

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2016
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	135,131	109,520	244,651

Income taxes:
Current	47,687	27,806	75,493
Deferred	4,126	3,062	7,188

	51,813	30,868	82,681

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2015
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	228,871	118,567	347,438

Income taxes:
Current	80,020	31,413	111,433
Deferred	3,414	1,258	4,672

	83,434	32,671	116,105

	Year ended December 31, 2014
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	277,041	106,198	383,239

Income taxes:
Current	83,221	25,850	109,071
Deferred	6,796	2,133	8,929

	90,017	27,983	118,000

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 33%, 35% and 38% for the years ended December 31, 2016, 2015 and 2014, respectively.

The statutory income tax rate utilized for deferred tax assets and liabilities which are expected to be settled or realized in the periods from January 1, 2017 is approximately 31%. The adjustments of deferred tax assets and liabilities for amendments to the Japanese tax regulations which have been reflected in income taxes in the consolidated statements of income for the years ended December 31, 2016 and 2015 were ¥3,498 million and ¥6,456 million, respectively.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2016	2015	2014
Japanese statutory income tax rate	33.0%	35.0%	38.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.8	0.8	0.7
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.0)	(2.9)	(3.7)
Tax credit for research and development expenses	(3.0)	(4.8)	(5.0)
Change in valuation allowance	(0.8)	(0.4)	(0.5)

Effect of enacted changes in tax laws and rates on Japanese tax	1.4	1.9	0.8

Other	5.4	3.8	0.5

Effective income tax rate	33.8%	33.4%	30.8%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2016	2015
	(Millions of yen)
Prepaid expenses and other current assets	—	55,108
Other assets	149,866	113,687
Other current liabilities	—	(2,682)
Other noncurrent liabilities	(108,429)	(96,243)

	41,437	69,870

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below:

	December 31
	2016	2015
	(Millions of yen)
Deferred tax assets:
Inventories	15,387	15,298
Accrued business tax	1,835	3,293
Accrued pension and severance cost	108,781	77,420
Research and development – costs capitalized for tax purposes	5,998	6,906
Property, plant and equipment	26,519	24,281
Accrued expenses	31,316	39,881
Net operating losses carried forward	29,167	33,526
Other	33,782	33,808

	252,785	234,413
Less valuation allowance	(26,687)	(32,931)

Total deferred tax assets	226,098	201,482

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(9,450)	(10,400)
Net unrealized gains on securities	(7,321)	(7,354)
Tax deductible reserve	(4,449)	(4,974)
Financing lease revenue	(47,802)	(54,280)
Prepaid pension and severance cost	—	(1,104)
Intangible assets	(85,888)	(21,106)
Other	(29,751)	(32,394)

Total deferred tax liabilities	(184,661)	(131,612)

Net deferred tax assets	41,437	69,870

The net changes in the total valuation allowance were a decrease of ¥6,244 million and ¥4,567 million for the years ended December 31, 2016 and 2015, respectively, and an increase of ¥2,443 million for the year ended December 31, 2014.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance, at December 31, 2016.

At December 31, 2016, Canon had net operating losses which can be carried forward for income tax purposes of ¥175,404 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	2,150
After one year through five years	22,314
After five years through ten years	57,302
After ten years through twenty years	56,547
Indefinite period	37,091

Total	175,404

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥26,474 million for a portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2016 and prior years because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2016, such undistributed earnings of these subsidiaries were ¥935,913 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Balance at beginning of year	6,056	6,431	6,201
Additions for tax positions of the current year	2,741	2,174	1,649
Additions for tax positions of prior years	—	165	216
Reductions for tax positions of prior years	(665)	(1,180)	(114)
Settlements with tax authorities	(370)	(505)	(1,808)
Other	(444)	(1,029)	287

Balance at end of year	7,318	6,056	6,431

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥7,318 million and ¥6,056 million at December 31, 2016 and 2015, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2016, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2016 and 2015, and interest and penalties included in income taxes for the years ended December 31, 2016, 2015 and 2014 were not significant.

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2016, 2015 and 2014 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2016 did not reflect current year-end dividends in the amount of ¥81,905 million which were approved by the shareholders in March 2017.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥940,000 million at December 31, 2016.

Retained earnings at December 31, 2016 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,804 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	10	3	—	(35)	(22)
Other comprehensive income (loss) before reclassifications	142,813	3,933	(2,204)	(47,840)	96,702
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,632)	2,009	11,875	12,252

Net change during the year	142,823	2,304	(195)	(36,000)	108,932

Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286

Equity transactions with noncontrolling interests and other	73	—	—	—	73
Other comprehensive income (loss) before reclassifications	(57,592)	1,691	(256)	(6,155)	(62,312)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(182)	3,041	1,352	4,211

Net change during the year	(57,519)	1,509	2,785	(4,803)	(58,028)

Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)

Equity transactions with noncontrolling interests and other	259	—	—	(1)	258
Other comprehensive income (loss) before reclassifications	(101,350)	814	938	(67,511)	(167,109)
Amounts reclassified from accumulated other comprehensive income (loss)	93	382	(3,862)	99	(3,288)

Net change during the year	(100,998)	1,196	(2,924)	(67,413)	(170,139)

Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	139	—	—	Other, net
	(46)	—	—	Income taxes

	93	—	—	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	93	—	—	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	282	(298)	(2,509)	Other, net
	(94)	104	879	Income taxes

	188	(194)	(1,630)	Consolidated net income
	194	12	(2)	Net income attributable to noncontrolling interests

	382	(182)	(1,632)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(5,890)	4,217	3,260	Other, net
	2,049	(1,180)	(1,248)	Income taxes

	(3,841)	3,037	2,012	Consolidated net income
	(21)	4	(3)	Net income attributable to noncontrolling interests

	(3,862)	3,041	2,009	Net income attributable to Canon Inc.

Pension liability adjustments	(16)	1,504	15,585	See Note 11
	164	(175)	(3,710)	Income taxes

	148	1,329	11,875	Consolidated net income
	(49)	23	—	Net income attributable to noncontrolling interests

	99	1,352	11,875	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(3,288)	4,211	12,252

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2016:
Foreign currency translation adjustments
Amount arising during the year	(108,280)	521	(107,759)
Reclassification adjustments for gains and losses realized in net income	139	(46)	93

Net change during the year	(108,141)	475	(107,666)
Net unrealized gains and losses on securities:
Amount arising during the year	1,184	(375)	809
Reclassification adjustments for gains and losses realized in net income	282	(94)	188

Net change during the year	1,466	(469)	997
Net gains and losses on derivative instruments:
Amount arising during the year	1,619	(726)	893
Reclassification adjustments for gains and losses realized in net income	(5,890)	2,049	(3,841)

Net change during the year	(4,271)	1,323	(2,948)
Pension liability adjustments:
Amount arising during the year	(95,707)	25,204	(70,503)
Reclassification adjustments for gains and losses realized in net income	(16)	164	148

Net change during the year	(95,723)	25,368	(70,355)

Other comprehensive income (loss)	(206,669)	26,697	(179,972)

2015:
Foreign currency translation adjustments	(56,054)	550	(55,504)
Net unrealized gains and losses on securities:
Amount arising during the year	3,249	(1,045)	2,204
Reclassification adjustments for gains and losses realized in net income	(298)	104	(194)

Net change during the year	2,951	(941)	2,010
Net gains and losses on derivative instruments:
Amount arising during the year	52	(304)	(252)
Reclassification adjustments for gains and losses realized in net income	4,217	(1,180)	3,037

Net change during the year	4,269	(1,484)	2,785
Pension liability adjustments:
Amount arising during the year	(13,166)	5,294	(7,872)
Reclassification adjustments for gains and losses realized in net income	1,504	(175)	1,329

Net change during the year	(11,662)	5,119	(6,543)

Other comprehensive income (loss)	(60,496)	3,244	(57,252)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2014:
Foreign currency translation adjustments	144,826	(992)	143,834
Net unrealized gains and losses on securities:
Amount arising during the year	6,379	(2,225)	4,154
Reclassification adjustments for gains and losses realized in net income	(2,509)	879	(1,630)

Net change during the year	3,870	(1,346)	2,524
Net gains and losses on derivative instruments:
Amount arising during the year	(3,309)	1,102	(2,207)
Reclassification adjustments for gains and losses realized in net income	3,260	(1,248)	2,012

Net change during the year	(49)	(146)	(195)
Pension liability adjustments:
Amount arising during the year	(71,166)	21,306	(49,860)
Reclassification adjustments for gains and losses realized in net income	15,585	(3,710)	11,875

Net change during the year	(55,581)	17,596	(37,985)

Other comprehensive income (loss)	93,066	15,112	108,178

15.	Stock-Based Compensation

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

The compensation cost recognized for these stock options for the years ended December 31, 2016, 2015 and 2014 was nil.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2016, 2015 and 2014 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2014	2,657,400	4,245	1.0	28
Exercised	(67,200)	3,287
Forfeited/Expired	(728,400)	4,869

Outstanding at December 31, 2014	1,861,800	4,036	0.7	248
Exercised	(249,600)	3,311
Forfeited/Expired	(316,200)	3,678

Outstanding at December 31, 2015	1,296,000	4,263	0.4	—
Exercised	—	—
Forfeited/Expired	(693,000)	4,500

Outstanding at December 31, 2016	603,000	3,990	0.2	—

Exercisable at December 31, 2016	603,000	3,990	0.2	—

At December 31, 2016, all outstanding option awards were vested.

The total fair value of shares vested during the years ended December 31, 2016, 2015 and 2014 was nil. Cash received from the exercise of stock options for the years ended December 31, 2016, 2015 and 2014 was nil, ¥826 million and ¥221 million, respectively.

16.	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Net income attributable to Canon Inc.	150,650	220,209	254,797

	(Number of shares)
Average common shares outstanding	1,092,070,680	1,092,017,955	1,112,509,931
Effect of dilutive securities:
Stock options	—	34,931	4,393

Diluted common shares outstanding	1,092,070,680	1,092,052,886	1,112,514,324

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	137.95	201.65	229.03
Diluted	137.95	201.65	229.03

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Net Income Attributable to Canon Inc. Shareholders per Share (continued)

The computation of diluted net income attributable to Canon Inc. shareholders per share for the year ended December 31, 2016 excludes outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income attributable to Canon Inc. shareholders per share for the years ended December 31, 2015 and 2014 excludes certain outstanding stock options because the effect would be anti-dilutive.

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

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Derivatives not designated as hedges (continued)

Contract amounts of foreign exchange contracts at December 31, 2016 and 2015 are set forth below:

	December 31
	2016	2015
	(Millions of yen)
To sell foreign currencies	371,644	228,053
To buy foreign currencies	46,741	37,540

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2016 and 2015.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2016	2015
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	19	373
Liabilities:
Foreign exchange contracts	Other current liabilities	1,913	534
Derivatives not designated as hedging instruments
		Fair value
		December 31
	Balance sheet location	2016	2015
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	567	1,112
Liabilities:
Foreign exchange contracts	Other current liabilities	7,479	90

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2016:
Foreign exchange contracts	1,619	Other, net	5,890	Other, net	(311)
2015:
Foreign exchange contracts	52	Other, net	(4,217)	Other, net	(131)
2014:
Foreign exchange contracts	(3,309)	Other, net	(3,260)	Other, net	(145)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2016	2015	2014
		(Millions of yen)
Foreign exchange contracts	Other, net	7,018	1,099	(21,728)

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2016, commitments outstanding for the purchase of property, plant and equipment approximated ¥36,578 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥119,395 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,128 million and ¥13,561 million at December 31, 2016 and 2015, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses under such operating lease arrangements amounted to ¥42,714 million, ¥46,483 million and ¥43,215 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Commitments (continued)

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2016 are as follows:

(Millions of yen)
Year ending December 31:
2017	26,380
2018	18,273
2019	13,543
2020	8,544
2021	6,411
Thereafter	11,794

Total future minimum lease payments	84,945

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥6,056 million at December 31, 2016. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2016 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the years ended December 31, 2016 and 2015 are summarized as follows:

	Years ended December 31
	2016	2015
	(Millions of yen)
Balance at beginning of year	14,014	11,564
Additions	15,403	18,942
Utilization	(12,759)	(12,404)
Other	(3,490)	(4,088)

Balance at end of year	13,168	14,014

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

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2016 and 2015 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, respectively.

	December 31
	2016		2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	(612,538)	(612,668)	(1,543)	(1,507)

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

Concentrations of credit risk

At December 31, 2016 and 2015, one customer accounted for approximately 12% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2016 and 2015.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	30,500	—	30,500
Available-for-sale (noncurrent):
Government bonds	269	—	—	269
Corporate bonds	—	229	—	229
Fund trusts	12	74	—	86
Equity securities	42,444	—	—	42,444
Derivatives	—	586	—	586

Total assets	42,725	31,389	—	74,114

Liabilities:
Derivatives	—	9,392	—	9,392

Total liabilities	—	9,392	—	9,392

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	80,870	—	80,870
Available-for-sale (noncurrent):
Government bonds	287	—	—	287
Corporate bonds	—	201	—	201
Fund trusts	12	52	—	64
Equity securities	42,849	—	—	42,849
Derivatives	—	1,485	—	1,485

Total assets	43,148	82,608	—	125,756

Liabilities:
Derivatives	—	624	—	624

Total liabilities	—	624	—	624

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

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the year ended December 31, 2015. There are no changes in Level 3 assets measured on a recurring basis for the year ended December 31, 2016.

Year ended December 31
2015
(Millions of yen)
Balance at beginning of year	474
Total gains or losses (realized or unrealized):
Included in earnings	—
Included in other comprehensive income (loss)	22
Purchases, issuances, and settlements	(496)

Balance at end of year	—

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

During the years ended December 31, 2016 and 2015, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

21.	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers /Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Diagnostic X-ray Systems / Computed Tomography / Magnetic Resonance Imaging / Diagnostic Ultrasound Systems / Clinical Chemistry Analyzers / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders /Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2016:
Net sales:
External customers	1,804,862	1,094,291	502,334	—	3,401,487
Intersegment	2,957	998	82,326	(86,281)	—

Total	1,807,819	1,095,289	584,660	(86,281)	3,401,487
Operating cost and expenses	1,638,333	950,876	577,212	6,200	3,172,621

Operating profit	169,486	144,413	7,448	(92,481)	228,866

Total assets	961,749	391,661	545,210	3,239,909	5,138,529
Depreciation and amortization	78,319	47,386	41,053	83,338	250,096
Capital expenditures	72,189	25,564	29,346	81,280	208,379

2015:
Net sales:
External customers	2,108,246	1,262,667	429,358	—	3,800,271
Intersegment	2,570	1,168	95,293	(99,031)	—

Total	2,110,816	1,263,835	524,651	(99,031)	3,800,271
Operating cost and expenses	1,820,230	1,080,396	537,730	6,705	3,445,061

Operating profit	290,586	183,439	(13,079)	(105,736)	355,210

Total assets	1,020,758	452,283	332,252	2,622,480	4,427,773
Depreciation and amortization	86,206	52,070	45,064	89,987	273,327
Capital expenditures	73,819	38,337	24,241	106,733	243,130

2014:
Net sales:
External customers	2,075,788	1,342,501	308,963	—	3,727,252
Intersegment	2,944	693	89,802	(93,439)	—

Total	2,078,732	1,343,194	398,765	(93,439)	3,727,252
Operating cost and expenses	1,786,675	1,148,593	420,566	7,929	3,363,763

Operating profit	292,057	194,601	(21,801)	(101,368)	363,489

Total assets	1,025,499	517,524	342,695	2,574,900	4,460,618
Depreciation and amortization	87,058	53,912	37,544	84,966	263,480
Capital expenditures	69,704	31,124	15,976	107,956	224,760

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

Operating results of TMSC for the year ended December 31, 2016 and assets of TMSC other than corporate assets at December 31, 2016 are included in Industry and Others Business Unit based on preliminary assessment.

Information about product sales to external customers by business unit for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Years ended December 31
	2016	2015	2014
	(Millions of yen)
Office
Monochrome copiers	289,532	328,061	322,398
Color copiers	386,193	421,209	401,447
Printers	664,846	857,369	862,000
Others	464,291	501,607	489,943

Total	1,804,862	2,108,246	2,075,788
Imaging System
Cameras	666,868	782,623	861,196
Inkjet printers	329,066	362,663	366,946
Others	98,357	117,381	114,359

Total	1,094,291	1,262,667	1,342,501
Industry and Others
Lithography equipment	121,090	123,887	90,395
Others	381,244	305,471	218,568

Total	502,334	429,358	308,963

Consolidated	3,401,487	3,800,271	3,727,252

Information by major geographic area as of and for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	(Millions of yen)
Net sales:
Japan	706,979	714,280	724,317
Americas	963,544	1,144,422	1,036,500
Europe	913,523	1,074,366	1,090,484
Asia and Oceania	817,441	867,203	875,951

Total	3,401,487	3,800,271	3,727,252

Long-lived assets:
Japan	1,163,374	937,716	950,719
Americas	147,129	150,105	157,748
Europe	166,734	183,451	127,700
Asia and Oceania	164,007	189,588	210,650

Total	1,641,244	1,460,860	1,446,817

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥884,083 million, ¥1,047,838 million and ¥938,411 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2016:
Allowance for doubtful receivables
Trade receivables	12,077	1,460	(1,824)	(638)	11,075
Finance receivables	2,878	398	(978)	27	2,325
Year ended December 31, 2015:
Allowance for doubtful receivables
Trade receivables	12,122	2,180	(1,745)	(480)	12,077
Finance receivables	6,276	55	(1,343)	(2,110)	2,878
Year ended December 31, 2014:
Allowance for doubtful receivables
Trade receivables	12,730	878	(2,236)	750	12,122
Finance receivables	7,323	154	(1,171)	(30)	6,276

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date     March 30, 2017

EXHIBIT INDEX

Exhibit number	Title
Exhibit 1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

Exhibit 1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

Exhibit 2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

Exhibit 8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

Exhibit 11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

Exhibit 11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

Exhibit 12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 101	INSTANCE DOCUMENT

Exhibit 101	SCHEMA DOCUMENT

Exhibit 101	CALCULATION LINKBASE DOCUMENT

Exhibit 101	LABELS LINKBASE DOCUMENT

Exhibit 101	PRESENTATION LINKBASE DOCUMENT

Exhibit 101	DEFINITION LINKBASE DOCUMENT