Form 20-F
period 2017-12-31
CANON INC
filed 2018-03-29
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, 1,079,755,783 shares of common stock, including 19,648,132 ADSs, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2017 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 9, 2018, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥106.74= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2017” refers to the Company’s fiscal year ended December 31, 2017, and other fiscal years of the Company are referred to in a corresponding manner.

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

Selected financial data *1:	2017	2016	2015	2014	2013
	(Millions of yen, except average number of shares and per share data)
Net sales	¥4,080,015	¥3,401,487	¥3,800,271	¥3,727,252	¥3,731,380
Operating profit	331,479	228,866	355,210	363,489	337,277
Net income attributable to Canon Inc.	241,923	150,650	220,209	254,797	230,483
Advertising expenses	61,207	58,707	80,907	79,765	86,398
Research and development expenses	330,053	302,376	328,500	308,979	306,324
Depreciation of property, plant and equipment	189,712	199,133	223,759	213,739	223,158
Increase in property, plant and equipment	147,542	171,597	195,120	182,343	188,826
Long-term debt, excluding current installments	493,238	611,289	881	1,148	1,448
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,870,630	2,783,129	2,966,415	2,978,184	2,910,262
Total assets	5,198,291	5,138,529	4,427,773	4,460,618	4,242,710

Average number of common shares in thousands	1,085,439	1,092,071	1,092,018	1,112,510	1,147,934

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥222.88	¥137.95	¥201.65	¥229.03	¥200.78
Diluted	222.88	137.95	201.65	229.03	200.78
Cash dividends declared	160.00	150.00	150.00	150.00	130.00
Cash dividends declared (U.S.$) *2	$1.483	$1.393	$1.290	$1.326	$1.309

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
Canon acquired Toshiba Medical Systems Corporation (“TMSC”) on December 19, 2016, which was subsequently renamed as Canon Medical Systems Corporation on January 4, 2018. TMSC’s consolidated balance sheet and operating result since the acquisition date are reflected in Canon’s consolidated financial statements. For further information, please refer to Note 7 of the Notes to Consolidated Financial Statements.
2.	Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S.$1 during the periods indicated and the high and low noon buying rates for Japanese yen per U.S.$1 during the months indicated. On March 9, 2018, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥106.74 = U.S.$1.

Yen exchange rates per U.S. dollar:	Average	Term end	High	Low
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015	121.02	120.27	125.58	116.78
2016	109.16	116.78	121.06	100.07
2017 - Year	111.87	112.69	117.68	107.72
- 1(st) half		112.40	117.68	108.40
- July		110.38	114.20	110.38
- August		110.06	110.80	108.89
- September		112.64	112.76	107.72
- October		113.63	113.92	111.72
- November		112.30	114.25	111.00
- December		112.69	113.62	111.88
2018 - January		109.31	113.18	108.38
- February		106.62	110.40	106.10

Note:	The average exchange rates for the periods are the average of the exchange rates on the last day of each month during the period.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras, diagnostic equipment and lithography equipment.

Primarily because of the nature of the business and geographic areas in which Canon operates and the highly competitive nature of the industries to which it belongs, Canon is subject to a variety of risks and uncertainties, including, but not limited to, the following:

Risks Related to Economic Environment

Economic trends in Canon’s major markets may adversely affect its operating results.

Canon’s business activities are deployed globally in Japan, the United States, Europe, Asia, and in other regions. Declines in consumption and restrained investment due to economic downturn in these major markets may affect Canon’s operating results. The operating results for products such as office, diagnostic equipment and industrial equipment are affected by the financial results of its corporate customers or medical institutions, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Rapid price declines owing to intensifying competition and declines in levels of consumer spending and corporate investment could adversely affect Canon’s operating results and financial position.

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

In addition, the digitalization of workflow in office could also lead to a decrease in customer print opportunities. If Canon is unable to supply products and services that respond to these types of market trends, its operating results may be adversely affected.

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

Disruptions of relationships with large Canon distributors or acquisitions of those distributors by competitors could adversely affect Canon’s ability to meet its sales targets. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These, and other changes in Canon’s sales environment, could adversely affect Canon’s operating results.

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

Recently, international corporate tax avoidance has developed into a political issue with a focus on aggressive tax planning strategies of certain multinational corporations. The OECD established the BEPS (Base Erosion and Profit Shifting) project for the purpose of increasing cooperation among countries and implementing harmonization of taxation. The BEPS action plan was published in July 2013; the OECD then conducted further study based on that plan and published its final report in October 2015. Each country has been revising or amending its domestic taxation system and tax treaties based on the final report.

Canon believes that liability of taxation is a basic and significant responsibility as a corporate citizen and that the revision or amendment will not significantly affect Canon. It is, however, possible that there will be differences in opinion between Canon and tax authorities based on new transfer pricing documentation requirements.

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

On March 17, 2016, Canon entered into a Shares and Other Securities Transfer Agreement with Toshiba Corporation and acquired the share options for consideration of cash to acquire all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”)(Canon Medical Systems Corporation as of January 4, 2018), which is exercisable upon the clearances of necessary competition regulatory authorities. As such clearances were obtained, Canon exercised the share options and acquired all the ordinary shares of TMSC on December 19, 2016. The acquisition date was December 19, 2016 and the purchase price was ¥665,498 million, which approximates the fair value at that date. Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop a health care business within the realm of “safety and security,” as a next-generation pillar of growth.

In 2017, 2016, and 2015, Canon’s increases in property, plant and equipment were ¥147,542 million, ¥171,597 million and ¥195,120 million, respectively. In 2017, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2018, Canon projects to invest in property, plant and equipment of approximately ¥200,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, inkjet printers, cameras, diagnostic equipment and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2017, 78.3% of consolidated net sales were generated outside Japan, with approximately 27.1%, 25.2% and 26.0% generated in the Americas, Europe and Asia and Oceania, respectively.

Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.

Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.

Canon will work to realize the optimized global allocation of its production assets based on changes in local conditions in each country. Canon has manufacturing subsidiaries in a variety of countries, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and the Philippines, other than Japan.

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

Products

Canon operates its business in four segments: the “Office Business Unit,” the “Imaging System Business Unit,” the “Medical System Business Unit” which was newly established in 2017 and the “Industry and Others Business Unit”.

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

In 2017, Canon expanded our hardware offerings by introducing the new A3 color MFPs; the image RUNNER ADVANCE C3500 series and completed the introduction of our third-generation imageRUNNER ADVANCE products with enhanced operability and productivity. Canon also launched high-speed monochrome production devices; varioPRINT 140 series and VarioPrint 6330 series. The faster output capability of these new product series provides broad coverage for fast delivery and small-lot variable data printing needs of our customers.

In software, services and solutions, Canon was one of the first vendors to launch its application development platform, the Multifunctional Embedded Application Platform (“MEAP”) which allows the creation of customized applications for Canon MFDs enabling users to fully take advantage of the power of our MFDs. Canon is reinforcing its solutions capability through offerings such as imageWARE software suite and uniFLOW, business process automation software Enterprise Imaging Platform (“EIP”) and Canon MDS, a device management solution that reduces total cost of ownership.

To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.

As for laser printers, Canon has focused on expanding sales of high value-added products from mid to high-end class, especially for MFP, resulted in increased sales and market share in the said products category successfully. Canon, however, is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices is becoming a major threat, in addition to concerns over lagging growth of the entire market due to a decrease in demand for printing, which has been caused by changes in printing behavior related to the prevalent use of smartphone, cloud computing, etc.

In response, Canon is going to accelerate current momentum to increase sales quantity and market share by enhancing competitiveness in contractual business market by making the most of technical innovation and executing optimum sales strategies created closely for each region/products. Furthermore, Canon aims to maximize business efficiency through making continuous efforts to achieve cost reductions and optimization of its supply chain.

- Imaging System Business Unit -

Canon manufactures and markets digital cameras and digital camcorders, as well as lenses and various related accessories.

In 2017, Canon strengthened its product lineup by launching six new digital interchangeable-lens cameras, including a compact and lightweight full frame model EOS 6D Mark II for the first time in five years, and an entry level yet high performance mirrorless cameras EOS M100. These new models as well as the current models pushed sales and Canon maintained number one market share in the field of digital interchangeable-lens cameras in volume terms in 2017 in the major regions, such as the United States, Europe, and Japan. Canon aims to expand the imaging domains of EOS, and believes there remains considerable room for future growth through development of new products based on state-of-the-art technology such as higher picture quality, small and light weight body and versatile movie / network functions.

Canon launched seven new lens products for digital SLR. The interchangeable lens lineup currently exceeds 90 products, including Cinema Lenses (EF-Mount). By enhancing its core capability, Canon has been introducing high-quality and high-performance lenses developed by superior optical technology and new elemental technology, which Canon believes allowed it to maintain its advantage over the competition.

As for compact digital cameras, while the overall market has been shrinking, the premium segment with relatively large sensor size has been performing steadily. In such circumstance, in the second half of the year, Canon launched a new flagship model PowerShot G1 X Mark III, featuring APS-C CMOS sensor, the largest sensor ever in a Canon point and shoot camera. Canon aims to strengthen its premium lineup further and strives to improve its profitability. Including those premium models, Canon launched a total of six models, and plans to maintain its full-line up strategy to meet a wide range of customer needs.

In compact photo printer market, along with the increasing demand for photo printing from smart devices, Canon has performed well. With its advantages, such as easy operation, portability, and lab-quality photo print,

SELPHY has gained a strong market position in each region. The new SELPHY CP1300 with advanced usability launched in the second half of this year has shown high sales performance. Canon plans to tap new customer demand and will seek to maintain its lead in this market.

The market for conventional camcorders has been shrinking, as many other popular devices start adding a movie function. In this environment, Canon aims to expand sales in this market with a product lineup with higher value added based on Canon’s distinctive high-definition, high-resolution technologies. In the field of professional camcorders, Canon introduced the new models EOS C200/C200B; digital cinema cameras which are capable of recording 4K video in new format “Cinema RAW Light,” and XF405/400; compact and lightweight camcorders which are capable of shooting 4K/60P video with newly developed 15x optical zoom lens. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit a wide variety of market requirements.

Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this market, Canon offers a range of products focusing on high resolution projectors of WUXGA and 4K with its advanced optical technologies. In 2017, Canon launched two WUXGA models with LCOS panels and four world smallest and lightest 4K laser projectors*, 4K600STZ” and “4K600Z”, which meet the various usage requirements of customers such as maintenance-free use and easy installation. Canon plans to expand the projector business with its high-resolution product lineup including 4K and advance Canon’s position in the market.

*	Among 5000 lumen-class laser projectors that exceed native 4K resolutions as of the end of November, 2017

In the broadcast HDTV lens market, demand remains stable from sports broadcasting in developed countries and from switchover to HD in developing countries, and Canon continues to maintain a large share of the TV lens market with high value-added products. Meanwhile, demand for 2/3” format 4K lenses is increasing especially in Europe and Asia, and Canon will expand the product lineup to meet this demand. On the other hand, Canon launched *CN-E 70-200mm T4.4 L IS KAS S as second edition of “COMPACT SERVO” EF Cinema zoom lens series, which has excellent operability and mobility that meet various shooting styles, and also has optical performance compatible with both 4K and HD cameras. This lens is getting great reviews in the market.

*	Compatible with Super35mm sensor. Equivalent to 107-307mm in 35mm full size calculation.

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

In 2016, Canon launched Refillable Ink Tank Printers that achieved high productivity and cost saving by featuring built-in ink tanks, for business use in emerging market.

For meeting wide and high quality level requirements of the professional users in photo printing, Canon has completed new large format inkjet printer lineup from imagePROGRAF PRO-1000 for A2 size to the flagship model imagePROGRAF PRO-6000 for 60 inch size, by 2017. The color reproduction and dark expression of those new products are improved by employing 12 color LUCIA PRO ink which features new pigment ink and Chroma Optimizer, and new image processor engine L-COA PRO.Canon launched three new large format professional inkjet printers sequentially from the end of 2015 to 2016 : imagePROGRAF PRO-1000 (17”), imagePROGRAF PRO-2000 (24”), imagePROGRAF PRO-4000 (44”) which feature improved color reproduction and dark expression by employing a new image processor engine L-COA PRO and new LUCIA PRO 12 inks with new pigment inks and Chroma Optimizer. In the main body of these products, “RED LINE” is designed for a printer for the first time. “RED LINE” is allowed for only the product which can realize the highest photograph quality of the Canon products, producing the same quality as the high class Canon Digital SLR. Canon aims to further expand this business, leveraging its strength in the photo printing and fine art printing market.

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

- Medical System Business Unit -

Canon markets diagnostic imaging systems, including Computed tomography (“CT”), Magnetic resonance imaging (“MRI”), ultrasound, and X-ray systems, as well as clinical laboratory systems and healthcare ICT solutions, and provides them to customers in more than 140 countries around the world, offering technology that enables fast diagnosis and early stage treatment. Continuing its long tradition of contributing to improvements in healthcare, Canon is making positive contributions toward hospital management and provides a range of patient-friendly healthcare systems and services.

The medical equipment market in Japan this fiscal year remained flat, while in the USA and Europe it was on a recovery trend. In emerging countries, medical needs are rising due to population growth and changes in disease prevalence patterns. Against this background, Canon’s CT systems business, which is the mainstay of medical system business units, remained steady.

Canon offers high-resolution imaging that enables more accurate diagnosis. Examples include Aquilion Precision, the world’s first ultrahigh-resolution CT scanner, released in Japan in April 2017, which has twice the spatial resolution in both the in-plane direction and the axial direction compared to a conventional CT scanner; and Aplio i-series diagnostic ultrasound systems, which in January 2017 received the Nihon Keizai Shimbun Award for Excellence, the top rank in the 2016 Nikkei Superior Products and Services Awards.

By incorporating various strengths (such as precision mechanical design, processing technology, sensor technology, and image processing technology) during the development, manufacture, and servicing of Canon’s medical equipment products, Canon will continue to work hard to provide products with high added value that further contribute to improvements in healthcare.

In the component business market, both the expanding demand in emerging markets and the demand to transition from Computed Radiography (“CR”) to Digital Radiography (“DR”) continue to drive steady market growth for X-ray equipment. On the other hand, technological competition with component manufacturers in Europe and the USA has been increasing for high-end products, and price competition with manufacturers in China and Korea has been increasing for the low-end product segment where products are becoming commoditized. Under these market circumstances, Canon released our new flat panel detectors (“CXDI-710C

Wireless series”) in April, featuring weight-saving and waterproof performance, and this has contributed to increased sales in the DR product market. In the dynamic X-ray equipment market, where high growth is expected, Canon is continuing its strong efforts to promote sales of fluoroscopy and angiography systems. With regard to our X-ray tube units, X-ray detectors, etc., Canon has developed cost-competitive products for this business based on our highly reliable core technologies (high-voltage vacuum technology, hydrodynamic liquid metal bearing technology, cesium iodide deposition technology, etc.), which has contributed to strong sales.

Regarding ophthalmic equipment, Canon responded to stiffer market competition in the growing Optical Coherence Tomography (“OCT”) market by releasing a OCT Angiography software series which enables depiction of retinal blood vessels without using fluorescein, a substance that potentially causes strong allergic reactions.

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, investments for memory devices have been increased due to the demand expansion for 3D-NAND flash memory semiconductors used in data center. In the market for i-line steppers, the demand has increased due to functional diversification of semiconductor for IoT devices, and also investments for the production of automobile electronics, which is expected to become a stable market, have been performing well. In the market for back-end lithography systems, chip makers require higher density integration and thinner chip production due to the trend of miniaturization and power saving in the mobile devices market, and the demand for mass-production of large-capacity memory such as Through-Silicon Via (“TSV”) is expected to expand.

Responding to diversified semiconductor applications, Canon has been developing a “design-in” business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon believes steady progress has been made in developing products with high added value. Both of IoT devices and automobile electronics, which are rapidly becoming more widespread, would require the production of “Wide variety of small medium production volume” by “Legacy Process”. Canon will meet a wide range of chipmakers’ needs by expanding our product lineup. As for “200mm wafer tool lineup”, in addition to i-line stepper FPA-3030i5+, and KrF stepper FPA-3030EX6 which was introduced last year, Canon released “200mm wafer option” for i-line stepper FPA-5550iZ2 and KrF scanner FPA-6300ES6a, which realized high productivity and industry-leading level of overlay. Furthermore, Canon released Nanoimprint Replica Mask Manufacturing Equipment for Mass-Production FPA-1100NR2, which can duplicate masks for semiconductor lithography equipment at low cost.

In the market for FPD lithography equipment, ongoing capital investments by panel makers for small-to-mid-sized panels offering high-definition organic light-emitting diode (“OLED”) panels in mobile devices led to growth of lithography systems for small-to-mid-sized panel production. More and more electronic makers are expected to use OLED displays for large-screen TVs and monitors in the future. In addition, dimension-based panel market is expected to continue to expand with displays getting larger and higher in resolution.

The demand for OLED is rapidly increasing due to more and more adoption of OLED in the latest smartphones. Under these circumstances, MPAsp-E813 for small-to-mid-sized panel realized not only high productivity and high overlay accuracy but also the world’s highest level of resolution by the adoption of newly-designed mirror optical system, which is suitable for high-definition panel production. Canon aims to capture a larger share of the market by taking advantage of the growth of the OLED market. The resolution of large-screen TVs is also enhancing, which leads to the growing demands for OLED TVs. Canon’s MPAsp-H803 for large-sized panels, successfully achieved world highest level of resolution, and Canon aims to respond to the increasing demand for production of larger and higher-resolution panels.

Recently network cameras have become widely used for the purpose of security has been well recognized, which led to increasing sales of high resolution models extensively. In addition, the application of network camera as preventive security control is expected to increase with improvement of productivity and customer satisfaction is highly expected by combining those cameras with image analysis software beyond the simple recording.

In the first half of 2017, Canon launched 3 new models of network cameras including the VB-S30VE which enables the outdoor installation under the eaves, the box type of VB-S910F mounts 3.5 times of optical zoom lens together with the Q-1659 which Canon and Axis commercialized through the co-development.

In the second half of 2017, Canon launched 12 new models of network cameras including the VB-H45 improving the performance in a low light environment, the VB-H761LVE-H adopting the unique hydrophilic coating, infrared light as well as suitable for outdoor environment. Canon also launched 4 types of image analysis software, like Profile Analyzer Version 1.0 identifying the age group and the gender of the target individual. Canon also announced that it will develop the ME20F-SHN, which enables the viewing of color images in the dark, for launch in 2018.

Canon plans to continue to offer the optimum network video solutions in timely manner to the market through the integration of technologies from group companies and will also continue to strive for a further growth in a network camera market.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2017	change	2016	change	2015
	(Millions of yen, except percentage data)
Office	1,865,928	3.2%	1,807,819	-14.4%	2,110,816
Imaging System	1,136,188	3.7	1,095,289	-13.3	1,263,835
Medical System	436,187	—	—	—	—
Industry and Others	731,704	25.2	584,660	11.4	524,651
Eliminations	(89,992)	—	(86,281)	—	(99,031)

Total	4,080,015	19.9%	3,401,487	-10.5%	3,800,271

Note:	Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the year ended December 31, 2016 were not restated since they were not material.

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2017	change	2016	change	2015
	(Millions of yen, except percentage data)
Japan	884,828	25.2%	706,979	-1.0%	714,280
Americas	1,107,515	14.9	963,544	-15.8	1,144,422
Europe	1,028,415	12.6	913,523	-15.0	1,074,366
Asia and Oceania	1,059,257	29.6	817,441	-5.7	867,203

Total	4,080,015	19.9%	3,401,487	-10.5%	3,800,271

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

For medical business, TMSC sells its products directly or through regional marketing subsidiaries and distributors.

Canon also sells laser printers on an OEM basis to HP Inc.. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2017 and 2016, OEM sales to HP Inc. constituted 13.1% and 14.8%, respectively, of Canon’s consolidated net sales.

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

For diagnostic imaging systems, including CT, MRI, ultrasound, and X-ray systems, Canon provides comprehensive repairs, service, and maintenance to ensure that customers are able to use these products to their full potential at all times. Canon maintains support contracts with customers and has technical call centers. In addition, to help ensure customer satisfaction, Canon offers service training programs for engineers working in overseas medical institutions.

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

Companies to which Canon has granted licenses include:

Ricoh Company, Ltd.	Electrophotography
HP Inc.	Laser printers, multifunction printers and facsimile machines
Kyocera Document Solutions Inc.	Electrophotography
Oki Electric Industry Co., Ltd.	LED printers, multifunction printers and facsimile machines
Sharp Corporation	Electrophotography
Brother Industries, Ltd.	Electrophotography and facsimile machines

Canon has also entered into cross-licensing agreements with other major industry participants.

Companies with which Canon has entered into cross-licensing agreements include:

HP Inc.	Bubble jet printers
Ricoh Company, Ltd.	Electrophotography products, facsimile machines and word processors
Xerox Corporation	Business machines
International Business Machines Corporation	Information handling systems
Eastman Kodak Company	Electrophotography and image processing technology
Seiko Epson Corporation	Information-related instruments

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

Canon’s primary competitors in the interchangeable-lens digital camera market are Nikon Corporation and Sony Corporation.

Average prices for compact digital cameras in the industry increased in 2017 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation and Nikon Corporation. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC Kenwood Corporation. Canon’s primary competitors in the inkjet printer market are HP Inc., Seiko Epson Corporation and Brother Industries, Ltd.

- Medical System Business Unit -

Canon’s primary competitors in the diagnostic medical imaging market are General Electric Company, Siemens AG, Koninklijke Philips N.V., Hitachi, Ltd., and Fujifilm Corporation.

The markets for this segment are highly competitive. Canon has been consistently involved in the medical care business, from development to manufacturing, sales, and service. Canon believes that it provides high-resolution images that enable more accurate diagnosis. For example, we have developed several world’s-first technologies, such as an ultrahigh-resolution CT scanner with twice the spatial resolution in both the in-plane direction and the axial direction compared to a conventional CT scanner, and ultrasound technology that can perform imaging of very fine, slow-flowing bloodstreams that previously could not be visualized. We will continue to bring the latest diagnostic imaging systems to the market.

- Industry and Others Business Unit -

Very stiff competition continues in the markets for lithography equipment used in the production of semiconductor devices and flat panel display (“FPD”). In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and FPD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

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

Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korean market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. In the trend of demand expansion for 4K displays and OLED displays, Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high productivity and high resolution.

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

The Paris Agreement on climate change adopted in 2015 and entered into force in 2016. The Agreement relates to a common future framework beyond 2020 to address climate change. In the Agreement, all member states of UNFCCC agreed to take countermeasures to hold Global temperature rise to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature rise to 1.5 degrees Celsius.

Upon the Agreement, Canon is further striving to reduce CO2 emissions toward the low-carbon society. Canon has established 2017-2019 Mid-Term Environmental Goals and monitors its progress on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Raw materials and usage CO2 emissions improvement index per product by 3 percent improvement (compared to the previous year)”, “Improve energy consumption basic unit at operational sites by 1.2 percent (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product by approximately 34 percent between 2008 and 2016. Also, total lifecycle CO2 emissions in 2016 were 6.212 million tons, which were verified by a third party in April 2017.

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

6.	Chinese Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products

The Chinese Ministry of Information Industry revised Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products in January 2016, and regulates the same six substances covered by the EU RoHS in electrical and electronic products. The measures establish two stages of implementation. Stage 1 is in effect and covers all Canon products. To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. Stage 2 requires that the contents of six regulated substances in specific (as specified by the Chinese Government in the “Compliance catalog”) be restricted by limitations similar to the EU RoHS Directive. Standards to implement these measures and the “Compliance catalog” are proposed, including with regard to printers, copying machines and facsimile machines.

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

A 2010 amendment to the Soil Pollution Prevention Law of Japan tightens certain requirements to survey soil to measure certain pollution levels. If soil pollution exceeds specified limits, a prefecture governor may designate the land as a “Measure required area” if effects to human health due to soil pollution are foreseen, and the prefecture governor may order removal of pollutants. The substances designated as pollutants consist of twenty-six chemical groups, including lead, arsenic and trichloroethylene. If an investigation shows that soil contamination may affect human health, the prefecture governor may issue an order to the landowner to take designated remedial actions and may restrict the changes of the land character. Canon has commenced a detailed survey and measurement of soil and groundwater to check for pollution at all of Canon’s operational sites in Japan, and necessary procedures are being carrying out. Additional costs may arise if these investigations reveal that additional remedial measures are necessary. These factors could adversely affect Canon’s operating results and financial condition.

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

During the year ended December 31, 2017, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•

Toshiba Medical Systems Corporation (“TMSC”) (Canon Medical Systems Corporation as of January 4, 2018), a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2017 were approximately ¥327,655 thousand. The net profit was substantially less than that.

•

Canon Europe N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., had indirect sales transactions through independent distributors in Dubai, United Arab Emirates, Tehran, Iran and Algete, Spain for medical products such as digital radiography systems and ophthalmic equipment with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2017 were in foreign currency of approximately ¥30,748 thousand. The net profit was substantially less than that.

•

Canon Marketing Japan (“CMJ”), our 58.5% owned Japanese subsidiary as of December 31, 2017 and Canon Danmark A/S, a wholly-owned Danish subsidiary of CENV, had service contracts for copier machines with the Iranian embassies in Tokyo, Japan, and Copenhagen, Denmark, which were expired during the year 2017. Canon Marketing (Thailand) Co. Ltd, a wholly-owned Thai subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), which is wholly-owned by Canon Inc., performed a spot repair on three copier machines and three printers with the Iranian embassy in Bangkok, Thailand. Additionally, Canon India Pvt. Ltd., a wholly-owned Indian subsidiary of CSPL, has service contracts for two copier machines with the Iranian embassy in New Delhi. Total gross sales under these contracts and activities above during the year 2017 were in Japanese yen and foreign currency of approximately ¥82 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2017 that requires disclosure in this report under Section 13(r) of the Exchange Act. After considering recent changes in the international situation and economic sanctions relating to Iran, Canon has restarted business with certain Iranian counterparties. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2017, Canon Inc. had 376 consolidated subsidiaries and 7 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2017.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Toshiba Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 30 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2017 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,416	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	164	Training and administration

Kawasaki Office, Kanagawa	1,973	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	374	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	1,035	R&D in electrophotographic technologies

Ayase Office, Kanagawa	393	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	949	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	383	Quality engineering

Oita Plant, Oita	284	Manufacturing of semiconductor devices

Yako Office, Kanagawa	905	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,762

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,133	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	972	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,309	Components, magnetic heads, document scanners and laser printers

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,100	Label printer, Card printer, Optical equipment, Motor

Canon Precision Inc., Aomori	1,493	Toner cartridges, sensors and micromotors

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Optron Inc., Ibaraki	143	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,825	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	681	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,387	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,093	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	2,647	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	232	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	901	Recycling of toner cartridges, repair and recycling of business machines

Fukui Canon Materials Inc., Fukui	194	OPC raw stock, material for optics, High water-repellent material

Miyazaki Canon Inc., Miyazaki	179	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	729	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	666	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	360	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	469	Digital cameras

Hita Canon Materials Inc., Oita	369	Rubber functional components

Toshiba Medical Systems Corporation, Tochigi	1,753	R&D, manufacturing and sales of medical equipment

Toshiba Electron Tubes & Devices Corporation, Tochigi	329	R&D, manufacturing and sales of electron tubes and its application products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	336	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,190	Document management, high speed digital production printing systems and wide format printers

Océ Printing Systems GmbH & Co. KG, Poing, Germany	1,256	High speed digital production printing systems

Americas

Canon Virginia, Inc., Virginia, U.S.	1,662	Toner cartridges, molds and remanufacturing of copying machines

Canon Environmental Technologies, Inc., Virginia, U.S.	185	Recycling of toner cartridges

Asia

Canon Inc., Taiwan, Taiwan	1,593	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,732	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,157	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,274	Inkjet printers, MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	1,387	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,278	Inkjet printers, laser printers, MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,524	Copying machines

Canon Finetech Nisca (Shenzhen) Inc., Shenzhen, China	721	Copying machines and laser printer peripherals

Canon Electronics Vietnam Co., Ltd., Hung Yen Province, Vietnam	308	Components

Canon Business Machines (Philippines),Inc., Batangas, Philippines	898	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Shimomaruko	New training and administration center (Headquarters Operations)

Miyazaki Canon, Inc., Miyazaki	New production base (Imaging System Business Unit)

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.

Overview

Canon is one of the world’s leading manufacturers of plain paper copying machines, office multifunction devices (“MFDs”), laser printers, cameras, inkjet printers, medical equipment, semiconductor lithography equipment and FPD (Flat panel display) lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit which was newly established in 2017, and the Industry and Others Business Unit.

Economic environment

Looking back at the global economy in 2017, the U.S. economy continued to grow steadily as employment conditions and corporate earnings improved. In Europe, the economy remained stable as unemployment rates decreased and capital investment increased due to strong exports. The Chinese economy rallied due to public investments while the economies of emerging countries realized moderate recovery as the economies of Russia and Brazil bottomed out owing to the rising price of natural resources. In Japan, corporate earnings improved and consumer spending showed signs of recovery. As a result, the global economy overall continued to recover more robustly than was expected at the beginning of the year.

Market environment

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) and laser printers remained at around the same level as the previous year. While demand for cameras shrank moderately, demand for inkjet printers increased from the previous year with the economies recovering in emerging countries. Additionally, there was solid demand for medical equipment, mainly outside of Japan. Within the Industry and Others sector, demand for FPD (Flat panel display) lithography equipment and manufacturing equipment for organic LED (“OLED”) panels enjoyed strong growth and the demand for network camera also enjoyed solid growth.

The average value of the yen during the year was ¥112.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥4, and ¥126.69 against the euro, a year-on-year depreciation of approximately ¥6.

Summary of operations

During 2017, unit sales of office MFDs increased compared with the previous year due to the expanded sales of color models. Additionally, unit sales of laser printers increased compared with the previous year, supported by the steady sales of newly launched models, as demand recovered in emerging countries. While unit sales of interchangeable-lens digital cameras decreased compared with the previous year, unit sales of digital compact cameras remained at around the same level amid the shrinking market, owing to increased sales of high-value-added models. Looking at inkjet printers, unit sales increased compared with the previous year, thanks to such factors as strong sales of newly launched home-use models and refillable ink tank models for emerging countries. Additionally, sales of semiconductor lithography equipment, FPD lithography equipment, and manufacturing equipment for OLED panels exceeded those of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily in response to the growing market. Under these conditions, along with the impact of acquiring TMSC, net sales for the year increased by 19.9% year on year to ¥4,080,015 million. Although the gross profit ratio decreased by 0.4 points to 48.8% due to the effect of the product mix, gross profit increased by 19.0% year on year to ¥1,992,691 million, thanks to such factors as the increase in sales and continuous cost reduction efforts. Operating expenses increased by 15.0% year on year, mainly due to impairment loss on goodwill of commercial printing business in Office Business Unit and the impact of acquiring TMSC. As a result, operating profit increased by 44.8% to ¥331,479 million. Other income (deductions) increased by ¥6,620 million mainly due to gain on securities contributed to retirement benefit trust and foreign currency exchange losses while income before income taxes increased by 44.6% year on year to ¥353,884 million and net income attributable to Canon Inc. increased by 60.6% to ¥241,923 million.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2017	2016	2015	2014	2013
Net sales (Millions of yen)	4,080,015	3,401,487	3,800,271	3,727,252	3,731,380
Gross profit to net sales ratio	48.8%	49.2%	50.9%	49.9%	48.2%
R&D expense to net sales ratio	8.1%	8.9%	8.6%	8.3%	8.2%
Operating profit to net sales ratio	8.1%	6.7%	9.3%	9.8%	9.0%
Inventory turnover measured in days	49 days	59 days	47 days	50 days	52 days
Debt to total assets ratio	10.2%	11.9%	0.0%	0.0%	0.1%
Canon Inc. shareholders’ equity to total assets ratio	55.2%	54.2%	67.0%	66.8%	68.6%

Note:	Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5. The increase of inventory turnover in 2016 was primarily due to the acquisition of TMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

Net sales and profit ratio

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

Revenue recognition

Canon generates revenue principally through the sale of office, imaging system and medical system products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

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

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as computed tomography and magnetic resonance imaging, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested. Service revenue is derived primarily from separately priced product maintenance contracts on the equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2017 and recognized an impairment charge for the commercial printing business included in Office Business Unit for the amount by which the carrying amount exceeded the reporting unit’s fair value. For further information, please refer to Notes 8 and 20 of the Notes to Consolidated Financial Statements. The fair values of remaining reporting units exceeded its respective carrying amount, and thus no other impairment charges were recognized as a result of 2017 impairment test. However, since goodwill attributed to Medical System Business Unit and network camera business included in Industry and Others Business Unit were resulted from recent acquisitions, fair values in excess of reported carrying values as a percentage are relatively low. As a result, a future reduction more than expected in cash flows of the related business, could trigger an impairment. The goodwill related to these reporting units are ¥499,915 million and ¥235,172 million, respectively. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 6 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 15 years, respectively.

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

In preparing its financial statements for 2017, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.6% for Japanese plans and 2.2% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 4.2% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2017, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥101,964 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2017, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,948 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Recently Issued Accounting Guidance

Please refer to Note 1 of the Notes to Consolidated Financial Statements.

Consolidated results of operations

2017 compared with 2016

Summarized results of operations for 2017 and 2016 are as follows:

	2017	Change	2016
	(Millions of yen, except per share amounts and percentage data)
Net sales	4,080,015	+19.9%	3,401,487
Operating profit	331,479	+44.8	228,866
Income before income taxes	353,884	+44.6	244,651
Net income attributable to Canon Inc.	241,923	+60.6	150,650

Net income attributable to Canon Inc. shareholders per share:
Basic	222.88	+61.6	137.95
Diluted	222.88	+61.6	137.95

Note: See notes to Item 3A “Selected Financial Data”.

Sales

In the current business term, the world economy as a whole continued to recover more robustly than was expected at the beginning of the year. In such an environment, due to efforts to promote sales of newly launched models and high-value-added models, along with the impact of acquiring TMSC, Canon’s consolidated net sales in 2017 totaled ¥4,080,015 million, an increase of 19.9% from the previous year.

Overseas operations are significant to Canon’s operating results and generated 78.3% of total net sales in 2017. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥112.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥4, and ¥126.69 against the euro, a year-on-year depreciation of approximately ¥6. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥96,224 million in 2017. This favorable impact consisted of approximately ¥42,467 million of favorable impact for the U.S. dollar denominated sales and favorable impact of ¥42,950 million for the euro denominated sales, and ¥10,807 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratios of cost of sales to net sales for 2017 and 2016 were 51.2% and 50.8%, respectively.

Gross profit

Canon’s gross profit in 2017 increased by 19.0% to ¥1,992,691 million from 2016. The gross profit ratio also decreased by 0.4 points year on year to 48.8%. The decrease in the gross profit ratio is primarily due to the effect of product mix.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses increased 15.0% year on year to ¥1,661,212 million owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, the impact of acquiring TMSC, and the impact of recognizing impairment losses on goodwill.

Operating profit

Operating profit in 2017 increased 44.8% from 2016 to a total of ¥331,479 million. The ratio of operating profit to net sales increased 1.4 points to 8.1% from 2016.

Other income (deductions)

Other income (deductions) for 2017 was ¥22,405 million, an increase of ¥6,620 million from 2016 mainly due to gain on securities contributed to retirement benefit trust which was partially offset by foreign currency exchange losses.

Income before income taxes

Income before income taxes in 2017 was ¥353,884 million, an increase of 44.6% from 2016, and constituted 8.7% of net sales.

Income taxes

Income taxes in 2017 increased by ¥15,343 million from 2016. The effective tax rate for 2017 was 27.7%, which was lower than the statutory tax rate in Japan. This was mainly due to the effect of reversal of deferred tax liabilities derived from US tax reform in 2017 and the tax credit for R&D expenses which were partially offset by the impact of impairment losses on goodwill.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2017 increased by 60.6% to ¥241,923 million, which represents 5.9% of net sales.

Segment information

Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit which was newly established in 2017, and the Industry and Others Business Unit.

•

The Office Business Unit mainly includes office multifunction devices (MFDs), laser multifunction printers (MFPs), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions.

•

The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Medical System Business Unit mainly includes digital radiography systems, diagnostic X-ray systems, computed tomography, magnetic resonance imaging, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, vacuum thin-film deposition equipment, organic LED (OLED) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 21 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2017	Change	2016
	(Millions of yen, except percentage data)
Office	1,865,928	+3.2%	1,807,819
Imaging System	1,136,188	+3.7	1,095,289
Medical System	436,187	—	—
Industry and Others	731,704	+25.2	584,660
Eliminations	(89,992)	—	(86,281)

Total	4,080,015	+19.9%	3,401,487

Within the Office Business Unit, unit sales of office MFDs increased from the previous year and achieved higher growth than the market average, supported by steady sales of next-generation color models designed to strengthen the product lineup such as the newly launched color A3 (12”x18”) imageRUNNER ADVANCE C3500 series for small- and medium-size offices. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press that offers superior low-running-cost performance, increased. As for laser printers, sales of both hardware and consumables increased from the previous year, supported by steady sales of new models that achieve low power consumption and compact body designs. These factors resulted in total sales for the business unit of ¥1,865,928 million, a year-on-year increase of 3.2%, while operating profit totaled ¥180,648 million, a year-on-year increase of 6.6%.

Within the Imaging System Business Unit, while the pace of decline in demand for interchangeable-lens digital cameras is gradually decelerating, the sales of the advanced-amateur-models—including the EOS 6D Mark II—enjoyed solid demand, allowing Canon to maintain the top share, mainly in the United States, Europe, and Japan. As for compact-system cameras, the advanced-amateur-model EOS M6 and the entry-level EOS M100 enjoyed strong demand. As for digital compact cameras, amid the shrinking market, unit sales remained at the same level as the previous year, supported by the increased sales of such high-value-added models as the newly launched G9 X Mark II—part of the high-image-quality PowerShot G-series lineup. As for inkjet printers, the newly designed home-use TS-series, refillable ink tank models targeting emerging countries and the imagePROGRAF PRO series of large format inkjet printer targeting the professional photo and graphic art markets enjoyed strong demand, resulting in unit sales increasing from the previous year. As a result, sales for the business unit increased by 3.7% year on year to ¥1,136,188 million, while operating profit totaled ¥175,913 million, a year-on-year increase of 21.8%.

Within the Medical System Business Unit, TMSC’s computed tomography (“CT”) products increased the sales and maintained the top share in the Japanese market thanks to the solid sales of the newly launched Aquilion Precision CT scanner, which delivers the industry’s highest level of high-resolution imaging. As for diagnostic ultrasound systems, sale of the Aplio i-series, which delivers proprietary high-resolution imaging technology, remained firm. As a result, sales for the business unit totaled ¥436,187 million, while operating profit totaled ¥22,505 million.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED panels increased significantly in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, amid increasing market demand, Axis enjoyed solid sales, resulting in a considerable sales increase compared with the previous year. Consequently, sales for the business unit increased by 25.2% year on year to ¥731,704 million, while operating profit grew by ¥49,340 million from the previous year to ¥56,788 million.

Intersegment sales of ¥89,992 million, representing 2.2% of total sales, are eliminated from total sales for the four segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 21 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2017 and 2016 is provided below:

	2017	Change	2016
	(Millions of yen, except percentage data)
Japan	884,828	+25.2%	706,979
Americas	1,107,515	+14.9	963,544
Europe	1,028,415	+12.6	913,523
Asia and Oceania	1,059,257	+29.6	817,441

Total	4,080,015	+19.9%	3,401,487

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2017 are summarized as follows.

In Japan, net sales increased 25.2% from the previous year mainly due to the impact of acquiring TMSC.

In the Americas, net sales increased 14.9% from the previous year due to the impact of acquiring TMSC, solid sales of network cameras and the positive effects of favorable currency exchange rates.

In Europe, net sales increased 12.6% from the previous year due to the impact of acquiring TMSC, solid sales of network cameras and the positive effects of favorable currency exchange rates.

In Asia and Oceania, net sales increased by 29.6% from the previous year due to the impact of acquiring TMSC and strong sales of manufacturing equipment for OLED displays which is sold by Canon Tokki and manufacturing equipment for FPD (Flat panel display).

Operating profit by segment

Please refer to the table of segment information in Note 21 of the Notes to Consolidated Financial Statements.

Operating profit for the Office Business Unit in 2017 increased by 6.6% from the previous year to ¥180,648 million, owing to the positive effects of favorable currency exchange rates.

Operating profit for the Imaging System Business Unit in 2017 increased by 21.8% from the previous year to ¥175,913 million, owing to the improvement in profitability from the sales shift to high-added-value models in cameras, along with the positive effects of favorable currency exchange rates.

Operating profit for the Medical System Business Unit, which was newly established from this year, was ¥22,505 million in 2017.

Operating profit for the Industry and Others Business Unit in 2017 grew by ¥49,340 million to ¥56,788 million thanks to strong sales of manufacturing equipment for OLED displays and network cameras.

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

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratios of cost of sales to net sales for 2016 and 2015 were 50.8% and 49.1%, respectively.

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

•

The Office Business Unit mainly includes office multifunction devices (MFDs), laser multifunction printers (MFPs), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions.

•

The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, digital radiography systems, diagnostic X-ray systems, computed tomography, magnetic resonance imaging, diagnostic ultrasound systems, clinical chemistry analyzers, ophthalmic equipment, vacuum thin-film deposition equipment, organic LED (OLED) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

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

Operating profit for the Industry and Others Business Unit in 2016 grew by ¥20,527 million to ¥7,448 million thanks to strong sales of manufacturing equipment for OLED displays and network cameras, despite the negative impact of the yen’s appreciation

Foreign operations and foreign currency transactions

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

B. Liquidity and capital resources

Cash and cash equivalents increased by ¥91,621 million to ¥721,814 million in fiscal 2017 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.

Net cash provided by operating activities increased by ¥90,274 million to ¥590,557 million in fiscal 2017 compared to the previous year thanks to the increase in net income. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2017, cash inflow from cash received from customers increased thanks to sales growth. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials, selling, general and administrative expenses and R&D expenses increased mainly due to sales growth. Cash outflow for payments for income taxes decreased thanks to a decrease in taxable income in fiscal 2016.

Net cash used in investing activities decreased by ¥672,115 million to ¥165,010 million in fiscal 2017. This mainly reflects the acquisition of TMSC in fiscal 2016.

Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2017, free cash flow increased by ¥762,389 million to positive ¥425,547 million as compared with negative ¥336,842 million for fiscal 2016.

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

Net cash provided in financing activities totaled negative ¥340,464 million in fiscal 2017, mainly resulting from the dividend payout of ¥162,887 million, the repayment for long-term loans of ¥126,578 million and the acquisition of own shares in ¥50,036 million. The Company paid dividends in fiscal 2017 of ¥160.00 per share.

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

Short-term loans (including the current portion of long-term debt) increased to ¥39,328 million at December 31, 2017 compared with ¥1,850 million at December 31, 2016, which was mainly due to a new consolidation of subsidiary. Long-term debt (excluding the current portion) amounted to ¥493,238 million at December 31, 2017 compared with ¥611,289 million at December 31, 2016 thanks to the repayment for long-term loans.

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

As of March 9, 2018, Canon’s debt ratings are: Moody’s: Aa3 (long-term); S&P: AA- (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Reflecting the foregoing circumstances, Canon’s total inventory turnover ratios were 49, 59, and 47 days at the end of the fiscal years 2017, 2016, and 2015, respectively. The increase of inventory turnover in 2016 was primarily due to the acquisition of TMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

Increase in property, plant and equipment on an accrual basis in 2017 amounted to ¥147,542 million compared with ¥171,597 million in 2016 and ¥195,120 million in 2015. For 2018, Canon projects its increase in property, plant and equipment will be approximately ¥200,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥50,628 million in 2017, ¥14,575 million in 2016 and ¥19,565 million in 2015. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥18,979 million in 2017, ¥17,603 million in 2016, and ¥17,277 million in 2015. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,165 million in 2017, ¥3,482 million in 2016 and ¥3,864 million in 2015.

Working capital in 2017 increased by ¥6,790 million to ¥1,123,169 million, compared with ¥1,116,379 million in 2016 and ¥1,241,850 million in 2015. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2017 was 2.01 compared to 2.14 for 2016 and to 2.52 for 2015.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 4.7% in 2017, compared to 3.1% in 2016 and 5.0% in 2015.

Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 8.6% in 2017 compared with 5.2% in 2016 and 7.4% in 2015.

The debt to total assets ratios were 10.2%, 11.9% and 0.0% as of December 31, 2017, 2016 and 2015, respectively. Canon had short-term loans and long-term debt of ¥532,566 million as of December 31, 2017, ¥613,139 million as of December 31, 2016 and ¥1,569 million as of December  31, 2015.

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

Free Cash Flow

	December 31
	2017	2016
	(Millions of yen)
Net cash provided by operating activities	590,557	500,283
Net cash used in investing activities	(165,010)	(837,125)

Free cash flow	425,547	(336,842)

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

In the “ImPACT” (Impulsing Paradigm Change through Disruptive Technologies) program led by the Japanese government, Canon’s “Innovative Visualization Technology to Lead to Creation of a New Growth Industry” was selected as one of the R&D programs in the year 2014, and we are aiming to develop medical inspection equipment with the physically-noninvasive and -nondestructive imaging technology. Additionally, Canon is currently working on collaborative research with Massachusetts General Hospital (“MGH”) and Brigham and Women’s Hospital (“BWH”) to develop biomedical optical imaging and medical robotics technologies at the Healthcare Optics Research Laboratory in Cambridge, Massachusetts, founded in 2013. Also, TMSC and the University of Bordeaux has started a joint research on ultra-high-resolution MRI technologies.

Canon has developed simulation systems covering comprehensive image processing including optical design, mechanical noise analysis, and thermal air flow analysis. With these simulation systems, Canon has succeeded in further reducing the need for prototypes, lowering costs and shortening product development lead times.

Canon’s consolidated R&D expenses were ¥330,053 million in 2017, ¥302,376 million in 2016 and ¥328,500 million in 2015. The ratios of R&D expenses to the consolidated total net sales for 2017, 2016 and 2015 were 8.1%, 8.9% and 8.6%, respectively.

Canon believes that new products protected by the robust patent portfolio will not easily allow competitors to compete with them, and will give them an advantage in establishing standards in the market and industry.

Canon obtained the third greatest number of private sector patents in 2017, according to the United States patent annual list, released by IFI CLAIMS® Patent Services.

D. Trend information

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996 and, from Phase I through to Phase IV, has worked to strengthen its management base and improve corporate value. In 2016, under the slogan “Embracing the challenge of new growth through a grand strategic transformation,” Canon embarked on a new five-year initiative: Phase V of the Excellent Global Corporation Plan. Under this plan, Canon aims to facilitate growth through structural transformation by reinforcing existing businesses and taking steps to cultivate and strengthen new businesses.

Despite the growing concerns about geopolitical risks, the world economy is expected to continue achieving moderate growth in 2018.

In the businesses in which Canon is involved, for office MFDs, demand for color models is expected to grow moderately and make up for the contraction of the market for monochrome models, leading to the same level of demand overall compared with the previous year. Looking at the laser printer market, although the demand in developed countries is expected to decrease, demand in emerging countries continues to recover, resulting in overall demand remaining at the same level as the previous year. For interchangeable-lens digital cameras, demand is expected to decrease moderately. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models, despite solid demand for high-value-added models. With regard to inkjet printers, demand is expected to continue to exceed that of the previous year. As for the medical equipment market, demand is expected to remain firm in response to replacement demand for medical equipment in developed countries, increasing medical needs associated with population growth in emerging countries and changes in the prevalence of diseases. Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to enjoy healthy growth due to the increase in demand for memory devices used in data centers and mobile devices. The outlook for FPD lithography equipment and OLED panel manufacturing equipment points to continued active capital investment by panel manufacturers, which is expected to increase demand. The network camera market is also expected to grow in response to the increasing use of network cameras for diverse applications in such areas as marketing support in addition to disaster monitoring and crime prevention applications.

Amid these conditions, 2018 marks the year of accelerated progress toward the target “to achieve net sales of 5.0 trillion yen” under Phase V (2016—2020) of “Excellent Global Corporation Plan” with the new business portfolio including the four new business areas (commercial printing, network cameras, healthcare, and industrial equipment), and will work to address the following key challenges under the theme of “Pursue total optimization and prioritize profits to complete our grand strategic transformation.” Canon will once again return to the slogans of “total optimization” and “focus on profit,” which Canon have upheld since 1996, and review everything from scratch based on them aiming to raise the level of the overall management one step higher.

•	Strengthen capability to research leading-edge technology

Strengthen research and analysis functions that contribute to the expansion of strategic initiatives that response to changing times and rapid and constant innovation. Comprehensively strengthen capability to research not only global leading-edge technology, but also political, economic, industrial, social and other areas.

•	Strengthen product development capability

Focus resources in areas that hold future promise, promoting even more strictly the selection and concentration of development themes. Efficiently accelerate technological development through collaboration and the use of external research institutes, and start-up enterprises. Further improve quality, cost, and delivery, promoting such initiatives as elimination of prototypes by improving simulation technology, optimal designs for robot assembly, and the sharing of product platforms. Enhance software development capability and work to obtain the optimal balance between outsourcing and in-house production.

•	Comprehensively strengthen manufacturing prowess

Accelerate reduction in the production cost ratio of new businesses. Establish an advanced and efficient production system that brings together, development, production engineering, and manufacturing, and strongly promote the expansion of this via the “mother factory” concept. Thoroughly pursue cost reduction, expanding the in-house production of production equipment and parts that are shared among various products in addition to key components. Construct a globally optimized manufacturing system, which enables monitoring of costs in real time by country and region. Eradicate waste in product development stage, having product development and quality organizations work in unison.

•	Comprehensively strengthen strategic procurement function

Further strengthen and accelerate cooperation with worldwide suppliers in the global procurement network developed so far. Promote in-house production of parts and materials and realize cost reduction by promoting standardization of parts and adoption of general-purpose components.

•	Reform sales organizations to correspond to market changes

Cultivate global sales engineers essential for B2B businesses such as commercial printing and network camera, and while striving to enhance the capabilities of these sales engineers, work to strengthen local service support systems with a focus on sales companies. Carry out the optimization of sales channels to correspond to changes in product and market landscapes, such as adapting to e-commerce.

•	Establish a human resource management system that adapts to the changing times

Build a human resource development system, a personnel system that enables a wide range of career paths that are in step with changes in the business environment and times.

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

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥6,059 million at December 31, 2017. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2017 were not significant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2017.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	490,000	—	—	490,000	—
Other debt	9,168	5,930	2,776	390	72
Operating Lease Obligations	111,502	28,414	37,622	22,495	22,971
Purchase commitments for:
Property, Plant and Equipment	36,199	36,199	—	—	—
Parts and Raw Materials	135,649	135,649	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	36,750	36,750	—	—	—

Total	819,268	242,942	40,398	512,885	23,043

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details.

Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2017 accrued product warranty costs amounted to ¥17,452 million.

At December 31, 2017, commitments outstanding for the purchase of property, plant and equipment were approximately ¥36,199 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥135,649 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2018, Canon expects to contribute ¥14,447 million to its Japanese defined benefit pension plans and ¥22,303 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 29, 2018 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Masaya Maeda	President & COO	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communication Products Operations
		3/2010	Managing Director
		3/2014	Senior Managing Director
		3/2016	President & COO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Human Resources Management & Organization HQ, Group Executive of Facilities Management HQ, Group Executive of Public Affairs HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*

Toshio Homma (Mar. 10, 1949)	Executive Vice President in charge of Office Business (Chief Executive of Office Imaging Products Operations)	4/1972	Entered the Company
		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations*
		3/2017	Executive Vice President in charge of Office Business*

Shigeyuki Matsumoto	Executive Vice President & CTO (Group Executive of R&D HQ)	4/1977	Entered the Company
(Nov. 15, 1950)		1/2002	Group Executive of Device Technology Development HQ
		3/2004	Director
		3/2007	Managing Director
		3/2011	Senior Managing Director
		3/2015	Group Executive of Corporate R&D
		7/2015	Group Executive of R&D HQ*
		3/2016	CTO*
		3/2017	Executive Vice President*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)			Ginza Seiwa Law Office*
		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated

		6/2011	President & CEO of Japan Securities Depository Center, Incorporated*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		6/2013	Director of Toyota Motor Corporation*
		3/2014	Director*

Kazuto Ono (Jul. 20, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		3/2012	Group Executive of Human Resources Management & Organization HQ
		4/2012	Executive Officer
		3/2013	Director
		3/2014	Group Executive of Corporate Planning Development HQ
		3/2015	Audit & Supervisory Board Member*

Masaaki Nakamura (Jul. 28, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		1/2013	Deputy Group Executive of Facilities Management HQ
		3/2014	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2014	Executive Officer
		3/2015	Director
		3/2016	Managing Executive Officer
		4/2016	Group Executive of Facilities Management HQ
		2/2017	Group Executive of Public Affairs HQ
		3/2018	Audit & Supervisory Board Member*

Tadashi Ohe (May 20, 1944)	Audit & Supervisory Board Member	4/1969	Qualified for attorney*
		4/1989	Instructor of Judicial Research and Training Institute
		3/1994	Audit & Supervisory Board Member*
		6/2004	Audit & Supervisory Board Member of Marui Group Co., Ltd.*
		6/2011	Director of Jeco Corporation*
		6/2015	Director of Nissan Chemical Industries, Ltd.*

Hiroshi Yoshida (Sep. 5, 1954)	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
4/2016

Senior General Manager of Secretarial Department (in charge of Secretarial Department and General Affairs Department), and Senior General Manager of Group General Affairs Unit of
The Dai-ichi Life Insurance Company, Limited

10/2016

Senior General Manager of Secretarial Department (in charge of Secretarial Department and General Affairs Department) of
The Dai-ichi Life Insurance Company, Limited, and Senior General Manager and Chief of General Affairs Unit of Dai-ichi Life Holdings, Inc.

		3/2018	Audit & Supervisory Board Member*

Term

All directors and Audit & Supervisory Board Members are elected by the shareholders at their general meeting.

Tadashi Ohe, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2018. The term of office of Audit & Supervisory Board Members is four years. The current term for Kazuto Ono and Tadashi Ohe who were elected in the general meeting of shareholders in March 2015, expires in March 2019, the current term for Hiroshi Yoshida who was elected in the general meeting of shareholders in March 2017, expires in March 2021, and the current term for Masaaki Nakamura and Koichi Kashimoto who were elected in the general meeting of shareholders in March 2018, expires in March 2022.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 30, 2018, whom are expected to take the assignment on April 1, 2018, are listed below.

Name	Position	(Group executive/function)
Yoroku Adachi	Executive Vice President	Chairman of Canon U.S.A., Inc.
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Naoji Otsuka	Senior Managing Executive Officer	Chief Executive of Inkjet Products Operations
Toshio Takiguchi	Senior Managing Executive Officer	Chief Executive of Medical Systems Operations, President of Toshiba Medical Systems Corporation
Kenichi Nagasawa	Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Masanori Yamada	Managing Executive Officer	Group Executive of Network Visual Solution Business Promotion HQ, Chief of Rugby World Cup/Olympic and Paralympic Project
Aitake Wakiya	Managing Executive Officer	Group Executive of Finance & Accounting HQ
Eiji Osanai	Managing Executive Officer	Group Executive of Production Engineering HQ
Ryuichi Ebinuma	Managing Executive Officer	Deputy Group Executive of R&D HQ
Yuichi Ishizuka	Managing Executive Officer	President of Canon U.S.A.,Inc.
Kazuto Ogawa	Managing Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Shunsuke Inoue	Managing Executive Officer	Group Executive of Device Technology Development HQ
Takayuki Miyamoto	Managing Executive Officer	Chief Executive of Peripheral Products Operations
Katsumi Iijima	Managing Executive Officer	Group Executive of Information & Communication Systems HQ
Hiroaki Takeishi	Managing Executive Officer	Chief Executive of Optical Products Operations
Soichi Hiramatsu	Executive Officer	Group Executive of Procurement HQ
Nobutoshi Mizusawa	Executive Officer	Deputy Chief Executive of Medical Systems Operations, Deputy Group Executive of R&D HQ
Yoichi Iwabuchi	Executive Officer	Deputy Group Executive of Digital System Technology Development HQ
Takashi Takeya	Executive Officer	Senior General Manager of Global Logistics Management Center
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Executive Vice President of Canon Europe Ltd.
Toshihiko Kusumoto	Executive Officer	Deputy Chief Executive of Office Imaging Products Operations
Akiko Tanaka	Executive Officer	President of Canon BioMedical, Inc.
Go Tokura	Executive Officer	Chief Executive of Image Communication Business Operations
Ritsuo Mashiko	Executive Officer	President of Oita Canon Inc.
Hisahiro Minokawa	Executive Officer	Deputy Group Executive of Human Resources Management & Organization HQ
Noriko Gunji	Executive Officer	President of Canon Singapore Pte. Ltd.
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
Tamaki Hashimoto	Executive Officer	Group Executive of Consumer Inkjet Products Group
Hideto Kohtani	Executive Officer	Group Executive of Office Imaging Products Digital Solution Group
Minoru Asada	Executive Officer	Senior General Manager of Group Management Center
Kazuhiko Nagashima	Executive Officer	Senior General Manager of Finance Accounting Center
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.
Masaki Omori	Executive Officer	Senior General Manager of Production Engineering Research Laboratory

B. Compensation

In the fiscal year ended December 31, 2017, Canon pays an aggregate of approximately ¥1,021 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2017.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	293	39	332
Masaya Maeda (Director)	Canon Inc.	135	22	157
Toshizo Tanaka (Director)	Canon Inc.	130	22	152
Shigeyuki Matsumoto (Director)	Canon Inc.	103	14	117

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2017.

The following two elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year

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

The Company has a stock option (share option) plan. This plan was approved at the meeting of the Board of Directors in accordance with the Ordinary General Meeting of Shareholders for the 117th Business Term of the Company, pursuant to Articles 236, 238 and 239 of the Corporation Law of Japan, held on March 29, 2018. Under and pursuant to this plan, share options will be issued as stock options to the Company’s directors and executive officers.

The description of this stock option plan is below.

The Stock Option Plan Approved on March 29, 2018

1. Purpose of Introduction of Stock-Type Compensation Stock Options

The Company have allotted stock options to its directors (excluding outside directors) and executive officers, as the remuneration of directors and executive officers for the purpose of providing an incentive for directors and executive officers to further contribute to the improvement of medium- and long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The stock options are “the stock-type compensation stock options,” which entitle individual directors and executive officers to acquire shares upon exercise of the stock acquisition rights at an exercise price of one (1) yen per share. The remuneration (the “Remuneration”), the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights (the “Allotment Price”), which shall be determined based on the fair value thereof, will be paid by the Company to each director and executive officer, and the obligation of each director and executive officer to pay the Allotment Price shall be offset by the rights of such director and executive officer to receive the Remuneration.

2. Details of the Stock-Type Compensation Stock Options

(1) Class and number of shares to be acquired upon exercise of stock acquisition rights

The class of shares to be acquired upon exercise of the stock acquisition rights shall be shares of common stock of the Company, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Resolution Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one (1) share resulting from such adjustment.

Number of Shares Acquired after Adjustment	=	Number of Shares Acquired before Adjustment	×	Ratio of share Split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on and after the Resolution Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

(2) Grantees of Share Options

The Company’s 5 directors (excluding outside directors) and 28 executive officers.

(3) Maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be allotted to all directors (excluding outside directors) and executive officers within one (1) year from the date of the Ordinary General Meeting of Shareholders for each fiscal year is seven hundred forty (740).

(4) Allotment Price

The Allotment Price for each stock acquisition right shall be determined by the Board of Directors based on the fair value of a stock acquisition right at the time of its allotment as calculated through a fair calculation method, such as the Black-Scholes model.

(5) The value of assets to be contributed upon exercise of each stock acquisition right

The value of assets to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(6) Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors, but shall not exceed thirty (30) years from the day immediately following the allotment date of stock acquisition rights.

(7) Restrictions on acquisition of stock acquisition rights by transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(8) Conditions for exercise of stock acquisition rights

Any conditions for the exercise of stock acquisition rights shall be determined by a resolution of the Board of Directors. Such conditions include the condition that (i) those to whom stock acquisition rights are allotted (the “Holder(s)”) shall, unless otherwise resolved by the Board of Directors, be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company, (ii) in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2017, 2016 and 2015.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2017
Office	103,380	32,407	13,263	18,972	38,738
Imaging System	55,909	16,732	2,416	1,841	34,920
Medical System	10,851	5,942	1,834	1,577	1,498
Industry and Others	18,476	9,573	935	3,176	4,792
Corporate	9,160	9,011	—	57	92

Total	197,776	73,665	18,448	25,623	80,040

December 31, 2016
Office	105,480	33,056	14,108	19,103	39,213
Imaging System	55,263	15,845	2,353	1,914	35,151
Industry and Others	27,790	15,042	2,699	4,434	5,615
Corporate	9,140	8,970	—	60	110

Total	197,673	72,913	19,160	25,511	80,089

December 31, 2015
Office	106,895	32,557	14,381	20,399	39,558
Imaging System	55,238	16,394	2,357	1,684	34,803
Industry and Others	17,708	9,828	897	2,682	4,301
Corporate	9,730	9,546	—	61	123

Total	189,571	68,325	17,635	24,826	78,785

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 29, 2018. The total is 306,116 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	126,923
Masaya Maeda	President & COO	15,200
Toshizo Tanaka	Executive Vice President & CFO	22,810
Toshio Homma	Executive Vice President	51,452
Shigeyuki Matsumoto	Executive Vice President & CTO	29,652
Kunitaro Saida	Director	4,200
Haruhiko Kato	Director	—
Kazuto Ono	Audit & Supervisory Board Member	4,700
Masaaki Nakamura	Audit & Supervisory Board Member	2,179
Tadashi Ohe	Audit & Supervisory Board Member	48,100
Hiroshi Yoshida	Audit & Supervisory Board Member	600
Koichi Kashimoto	Audit & Supervisory Board Member	300

	Total	306,116

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2017:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	77,949,000	5.8%
Japan Trustee Services Bank, Ltd. (Trust Account)	57,046,450	4.3%
The Dai-ichi Life Insurance Company, Limited	33,051,180	2.5%
Barclays Securities Japan Limited	26,000,000	2.0%
Mizuho Bank, Ltd.	22,558,173	1.7%
State Street Bank West Client—Treaty 505234	22,122,387	1.7%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	20,528,200	1.5%
Moxley and Co. LLC	19,648,132	1.5%
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.3%
OBAYASHI CORPORATION	16,527,607	1.2%

Notes:

1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
4:	Apart from the above shares, the Company owns 254,007,681 shares (19.0% of total issued shares) of treasury stock.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2017, 11.2% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 280 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 29, 2018.

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

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2017, 2016, and 2015 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

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

In 2017, Canon made steady progress in business structure transformation. This is due to the improved ability of existing businesses to generate profits and the expansion of new businesses. In addition to this, management efficiency has improved thanks to comprehensive cash flow management. Reflecting this situation, to provide a stable and active return to shareholders, Canon has decided to distribute a full-year dividend of

¥160 per share, (interim dividend of ¥75 per share that was already distributed and year-end dividend of ¥85 including the commemorative dividend of ¥10), which represents a ¥10 increase from the previous year’s dividend.

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

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2013 Year	4,115	2,913	1,302.87	862.62	16,320.22	10,398.61
2014 Year	4,045	2,889	1,454.22	1,121.50	18,030.83	13,885.11
2015 Year	4,539	3,402	1,702.83	1,343.29	20,952.71	16,592.57
2016 1(st) quarter	3,656	2,978	1,544.73	1,193.85	18,951.12	14,865.77
2(nd) quarter	3,412	2,780	1,412.98	1,192.80	17,613.56	14,864.01
3(rd) quarter	3,053	2,797	1,357.41	1,209.88	17,156.36	15,106.52
4(th) quarter	3,468	2,850	1,558.75	1,287.39	19,592.90	16,111.81
2016 Year	3,656	2,780	1,558.75	1,192.80	19,592.90	14,864.01
2017 1(st) quarter	3,549	3,218	1,578.51	1,495.03	19,668.01	18,650.33
2(nd) quarter	3,967	3,357	1,627.54	1,452.15	20,318.11	18,224.68
3(rd) quarter	3,890	3,623	1,679.83	1,578.66	20,481.27	19,239.52
4(th) quarter	4,472	3,817	1,844.05	1,671.05	23,382.15	20,363.28
2017 Year	4,472	3,218	1,844.05	1,452.15	23,382.15	18,224.68

	TSE (Canon Inc.)		TOPIX (Reference data)		Nikkei Stock Average (Reference data)
	(Japanese yen)		(Points)		(Japanese yen)
Period	High	Low	High	Low	High	Low
2017 July	3,873	3,623	1,636.53	1,602.47	20,200.88	19,856.65
August	3,890	3,760	1,642.34	1,589.05	20,113.73	19,280.02
September	3,853	3,707	1,679.83	1,578.66	20,481.27	19,239.52
October	4,253	3,817	1,772.59	1,671.05	22,086.88	20,363.28
November	4,472	4,217	1,844.05	1,737.72	23,382.15	21,972.34
December	4,422	4,200	1,833.28	1,761.18	22,994.33	22,119.21
2018 January	4,378	4,221	1,911.31	1,836.68	24,129.34	23,065.20
February	4,395	3,888	1,870.94	1,691.65	23,492.77	20,950.15

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

	NYSE
	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2013 Year	40.430	29.820
2014 Year	33.960	28.670
2015 Year	38.020	28.520
2016 1(st) quarter	30.320	26.600
2(nd) quarter	30.930	27.670
3(rd) quarter	29.750	27.180
4(th) quarter	29.980	27.760
2016 Year	30.930	26.600
2017 1(st) quarter	31.680	28.150
2(nd) quarter	35.910	30.790
3(rd) quarter	35.360	32.200
4(th) quarter	39.150	34.010
2017 Year	39.150	28.150

	(Canon Inc.)
	(U.S. dollars)
Period	High	Low
2017 July	35.110	32.200
August	35.360	34.440
September	35.000	33.740
October	37.790	34.010
November	39.150	37.480
December	38.740	37.220
2018 January	40.190	37.380
February	39.900	35.610

The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 4 New York Plaza Floor 12, New York, N.Y. 10004, U.S.A.

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2017. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

C. Material contracts

On March 15, 2016, Canon entered into a provisional borrowing agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. which matures in 2017 for acquiring TMSC. This borrowing was refinanced on January 31, 2017. For further information, please refer to Note 9 of the Notes to Consolidated Financial Statements.

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

This discussion assumes that the Company was not a passive foreign investment company for 2017, as described below.

Taxation of Distributions

Distributions paid on the Company shares or ADSs, other than certain pro rata distributions of common shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends for U.S. tax purposes. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will generally not be eligible for the dividends-received deductions allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the concerns of the U.S. Treasury described above, dividends paid to certain non-corporate U.S. holders will be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

New York Stock Exchange, Inc.:

11 Wall Street, New York, New York 10005

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months, all of which were classified as available-for-sale securities, were as follows at December 31, 2017.

Available-for-sale securities

	2017
	Cost	Fair value
	(Millions of yen)
Debt securities
Due within one year	1,222	1,222
Due after one year through five years	605	605
Due after five years	340	506
Fund trusts	122	124
Equity securities	10,965	20,901

	13,254	23,358

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2017. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2018.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	119,128	127,449	25,986	272,563
Estimated fair value	61	(1,720)	(426)	(2,085)
Forwards to buy foreign currencies:
Contract amounts	38,775	2,399	4,994	46,168
Estimated fair value	(448)	(187)	5	(630)

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

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2017, 2016 and 2015. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) were ¥332 million, ¥311 million and ¥131 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2017.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2017, Canon’s internal control over financial reporting was effective based on the COSO criteria.

Canon’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an audit report on the effectiveness of Canon’s internal control over financial reporting. This report appears in Item 18.

Changes in Internal Control over Financial Reporting

During 2017, Toshiba Medical Systems Corporation (“TMSC”) (Canon Medical Systems Corporation as of January 4, 2018) which Canon acquired in 2016 was integrated into the Canon’s internal control over financial reporting. Canon assessed the effectiveness of internal control over financial reporting of TMSC as of December 31, 2017. There are no other changes in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2017	Year ended December 31, 2016
	(Millions of yen)
Audit fees	3,028	2,582
Audit-related fees	27	60
Tax fees	119	122
All other fees	10	19

Total	3,184	2,783

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2017 and 2016.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2017	(Shares)	(Yen)
January 1 - January 31	320	3,329	—	—
February 1 - February 28	486	3,298	—	—
March 1 - March 31	658	3,402	—	—
April 1 - April 30	575	3,483	—	—
May 1 - May 31	987	3,720	—	—
June 1 - June 30	12,776,836	3,914	12,776,100	—
July 1 - July 31	845	3,799	—	—
August 1 - August 31	813	3,858	—	—
September 1 - September 30	758	3,796	—	—
October 1 - October 31	1,547	3,962	—	—
November 1 - November 30	711	4,308	—	—
December 1 - December 31	995	4,342	—	—

Notes:

(1)	On May 31, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 14 million shares with an aggregate purchase price of ¥50 billion during the period from June 1, 2017 through July 14, 2017.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2017, the Company purchased 9,431 shares for a total purchase price of 36,178,693 yen upon requests from holders of shares consisting less than one full unit.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Canon Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor for SEC reporting purposes since 2004, and as its Japanese statutory auditor since 1978.

Tokyo, Japan

March 29, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Canon Inc.

Opinion on Internal Control over Financial Reporting

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Canon Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 18 and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

March 29, 2018

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2017	2016
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	721,814	630,193
Short-term investments (Note 2)	1,965	3,206
Trade receivables, net (Note 3)	650,872	641,458
Inventories (Note 4)	570,033	560,736
Prepaid expenses and other current assets (Notes 6 and 17)	287,965	264,155

Total current assets	2,232,649	2,099,748
Noncurrent receivables (Note 18)	35,444	29,297
Investments (Note 2)	48,320	73,680
Property, plant and equipment, net (Notes 5 and 6)	1,126,620	1,194,976
Intangible assets, net (Notes 7 and 8)	420,972	446,268
Goodwill (Notes 7 and 8)	936,722	936,424
Other assets (Notes 6, 11 and 12)	397,564	358,136

Total assets	5,198,291	5,138,529

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	39,328	1,850
Trade payables (Note 10)	380,654	372,269
Accrued income taxes (Note 12)	77,501	30,514
Accrued expenses (Notes 11 and 18)	330,188	304,901
Other current liabilities (Notes 1, 5, and 17)	281,809	273,835

Total current liabilities	1,109,480	983,369
Long-term debt, excluding current installments (Notes 9 and 19)	493,238	611,289
Accrued pension and severance cost (Note 11)	365,582	407,200
Other noncurrent liabilities (Note 12)	133,816	142,049

Total liabilities	2,102,116	2,143,907

Commitments and contingent liabilities (Note 18)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2017 and 2016	174,762	174,762
Additional paid-in capital	401,386	401,385
Legal reserve (Note 13)	66,879	66,558
Retained earnings (Note 13)	3,429,312	3,350,728
Accumulated other comprehensive income (loss) (Note 14)	(143,228)	(199,881)
Treasury stock, at cost; 254,007,681 shares in 2017 and 241,695,310 shares in 2016	(1,058,481)	(1,010,423)

Total Canon Inc. shareholders’ equity	2,870,630	2,783,129
Noncontrolling interests	225,545	211,493

Total equity	3,096,175	2,994,622

Total liabilities and equity	5,198,291	5,138,529

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Net sales	4,080,015	3,401,487	3,800,271
Cost of sales (Notes 5, 8, 11 and 18)	2,087,324	1,727,654	1,865,887

Gross profit	1,992,691	1,673,833	1,934,384
Operating expenses (Notes 1, 5, 8, 11, 18 and 20):
Selling, general and administrative expenses	1,297,247	1,142,591	1,250,674
Research and development expenses	330,053	302,376	328,500
Impairment losses on goodwill	33,912	—	—

	1,661,212	1,444,967	1,579,174

Operating profit	331,479	228,866	355,210
Other income (deductions):
Interest and dividend income	6,012	4,762	5,501
Interest expense	(818)	(1,061)	(584)
Other, net (Notes 1, 2 and 17)	17,211	12,084	(12,689)

	22,405	15,785	(7,772)

Income before income taxes	353,884	244,651	347,438
Income taxes (Note 12)	98,024	82,681	116,105

Consolidated net income	255,860	161,970	231,333
Less: Net income attributable to noncontrolling interests	13,937	11,320	11,124

Net income attributable to Canon Inc.	241,923	150,650	220,209

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 16):
Basic	222.88	137.95	201.65
Diluted	222.88	137.95	201.65
Cash dividends per share	160.00	150.00	150.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Consolidated net income	255,860	161,970	231,333
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	47,090	(107,666)	(55,504)
Net unrealized gains and losses on securities	(9,362)	997	2,010
Net gains and losses on derivative instruments	2,588	(2,948)	2,785
Pensionliability adjustments	21,207	(70,355)	(6,543)

	61,523	(179,972)	(57,252)

Comprehensive income (loss)	317,383	(18,002)	174,081
Less: Comprehensive income attributable to noncontrolling interests	18,807	1,745	11,973

Comprehensive income (loss) attributable to Canon Inc.	298,576	(19,747)	162,108

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758
Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfer to legal reserve			690	(690)			—		—
Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	—	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)

Total comprehensive income							162,108	11,973	174,081

Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790

Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463
Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfer to legal reserve			1,269	(1,269)			—		—
Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)

Total comprehensive income (loss)							(19,747)	1,745	(18,002)

Repurchases and reissuance of treasury stock				(1)		(13)	(14)		(14)

Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622
Equity transactions with noncontrolling interests and other		1					1	(1)	—
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfer to legal reserve			321	(321)			—		—
Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207

Total comprehensive income (loss)							298,576	18,807	317,383

Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	255,860	161,970	231,333
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	261,881	250,096	273,327
Loss on disposal of fixed assets	6,935	5,203	7,975
Equity in earnings of affiliated companies	(1,196)	(890)	(447)
Impairment losses on goodwill (Notes 8 and 20)	33,912	—	—
Gain on securities contributed to retirement benefit trust (Note 2)	(17,836)	—	—
Deferred income taxes	(17,603)	7,188	4,672
(Increase) decrease in trade receivables	3,563	(4,155)	22,720
Decrease in inventories	2,967	6,156	14,249
Increase (decrease) in trade payables	4,951	56,844	(17,288)
Increase (decrease) in accrued income taxes	46,296	(16,456)	(8,731)
Increase (decrease) in accrued expenses	18,503	(5,256)	(25,529)
Increase in accrued (prepaid) pension and severance cost	522	5,489	4,622
Other, net	(8,198)	34,094	(32,179)

Net cash provided by operating activities	590,557	500,283	474,724
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(189,484)	(206,971)	(252,948)
Proceeds from sale of fixed assets (Note 5)	26,444	6,177	3,824
Purchases of available-for-sale securities	(2,220)	(84)	(98)
Proceeds from sale and maturity of available-for-sale securities	970	1,181	804
Decrease in time deposits, net	3,373	15,414	47,665
Acquisitions of businesses, net of cash acquired (Note 7)	(6,557)	(649,570)	(251,534)
Purchases of other investments	(928)	(4,460)	(1,220)
Other, net	3,392	1,188	(112)

Net cash used in investing activities	(165,010)	(837,125)	(453,619)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	1,570	610,552	717
Repayments of long-term debt (Note 9)	(126,578)	(856)	(1,350)
Increase (decrease) in short-term loans, net (Note 9)	5,628	(80,580)	—
Purchases of noncontrolling interests	—	(4,993)	(29,570)
Dividends paid	(162,887)	(163,810)	(174,711)
Repurchases and reissuance of treasury stock	(50,034)	(14)	790
Other, net	(8,163)	(4,607)	(6,078)

Net cash provided by (used in) financing activities	(340,464)	355,692	(210,202)
Effect of exchange rate changes on cash and cash equivalents	6,538	(22,270)	(21,870)

Net change in cash and cash equivalents	91,621	(3,420)	(210,967)
Cash and cash equivalents at beginning of year	630,193	633,613	844,580

Cash and cash equivalents at end of year	721,814	630,193	633,613

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	1,026	738	653
Income taxes	71,473	76,714	117,643

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products, medical system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital production printing systems, high speed continuous feed printers, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Medical system products consist mainly of digital radiography systems, diagnostic X-ray systems, computed tomography, magnetic resonance imaging, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Further segment information is described in Note 21.

Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 13.1%, 14.8% and 17.8% of consolidated net sales for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in the Office Business Unit.

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

reflected in valuation and disclosure of accounts including: revenue recognition, allowance for doubtful receivables, inventories, long-lived assets, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions and employee retirement and severance benefit obligations. Actual results could differ materially from those estimates.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥9,775 million, ¥2 million and ¥22,149 million for the years ended December 31, 2017, 2016 and 2015, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥70,500 million and ¥30,500 million at December 31, 2017 and 2016, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

(g)	Investments

Investments consist primarily of time deposits with original maturities of more than three months, debt and marketable equity securities, investments in affiliated companies and non-marketable equity securities. Canon reports investments with maturities of less than one year as short-term investments.

Canon classifies investments in debt and marketable equity securities as available-for-sale securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term, or any held-to-maturity securities.

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

The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(k)	Property, Plant and Equipment (continued)

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the lease term, generally from 2 years to 5 years.

(l)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 6 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 15 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon generates revenue principally through the sale of office, imaging system and medical system products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

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

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as computed tomography and magnetic resonance imaging, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested. Service revenue is derived primarily from separately priced product maintenance contracts on the equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

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

Canon records amounts received in advance from customers in excess of revenue recognized primarily for sales of optical equipment and product maintenance contracts as deferred revenue until the revenue recognition criteria are satisfied. Deferred revenue were ¥125,965 million and ¥102,298 million at December 31, 2017 and 2016, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

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

Advertising costs are expensed as incurred. Advertising expenses were ¥61,207 million, ¥58,707 million and ¥80,907 million for the years ended December 31, 2017, 2016 and 2015, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥52,953 million, ¥44,296 million and ¥52,504 million for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an amendment which eliminates the second step from the impairment test of goodwill. This amendment requires the entity to recognize an impairment charge for the amount by which the carrying amount exceeds the fair value of reporting unit; however, the impairment charge is limited to the amount of goodwill allocated to that reporting unit. Canon early adopted this amended guidance from the impairment test performed after January 1, 2017.

In May 2014, the FASB issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for Canon from the quarter beginning January 1, 2018. Canon will apply the modified retrospective method of adoption to contracts that are not completed as of the adoption. While Canon currently does not expect the adoption of this standard to have a material impact on revenue recognition pattern of each performance obligation, the adoption of this standard is expected to result in changes in allocation of transaction prices between goods and services primarily in Office Business Unit. Canon is in the process of finalizing the assessment of the effect from the adoption and related adjustments. Also, in the course of the adoption of the guidance, Canon has reconsidered the scope of performance obligations related to services, and as a result, Canon will separately disclose revenues and costs of services from those of products and equipment from the quarter beginning January 1, 2018. In this context, certain costs related to service will be also reclassified from operating expenses to cost of sales.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Guidance (continued)

be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for Canon from the first quarter beginning January 1, 2018, and Canon will recognize a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The new guidance is required to be applied with a modified retrospective approach. The guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon currently plans to adopt the guidance from the quarter beginning after January 1, 2019. The adoption of the guidance is expected to have an impact on its consolidated balance sheet by recognizing right-of-use assets and lease liabilities for non-cancelable operating leases. Canon is currently evaluating the effect that the adoption of the guidance will have on its consolidated results of operations and financial condition.

In October 2016, the FASB issued an amendment which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. This guidance is effective for Canon from the quarter beginning January 1, 2018. Canon does not expect the adoption of this guidance to have a material impact on its consolidated results of operation and financial condition.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. This guidance is effective for Canon from the quarter beginning January 1, 2018 and the adoption of this standard will result in the decrease in operating profit and the increase in other income of ¥9,874 million, ¥12,441 million and ¥11,352 million for the years ended December 31, 2017, 2016 and 2015, respectively.

In August 2017, the FASB issued an amendment which amends existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item which the earnings effect of the hedged item is reported. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at December 31, 2017 and 2016 are as follows:

	December 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	1,222	—	—	1,222

	1,222	—	—	1,222

Noncurrent:
Government bonds	305	—	16	289
Corporate bonds	640	182	—	822
Fund trusts	122	2	—	124
Equity securities	10,965	11,612	1,676	20,901

	12,032	11,796	1,692	22,136

	December 31, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Noncurrent:
Government bonds	277	—	8	269
Corporate bonds	43	188	2	229
Fund trusts	85	1	—	86
Equity securities	19,026	23,439	21	42,444

	19,431	23,628	31	43,028

Maturities of available-for-sale debt securities included in short-term investments and investments in the accompanying consolidated balance sheets are as follows at December 31, 2017:

	Cost	Fair value
	(Millions of yen)
Due within one year	1,222	1,222
Due after one year through five years	605	605
Due after five years	340	506

	2,167	2,333

During the year ended December 31, 2017, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds there on. The fair value of those securities at the time of contribution was ¥30,473 million. Upon

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

contribution of those available-for-sale securities, the unrealized gains amounting to ¥17,836 million were realized and were included in “Other, net” in the consolidated statements of income.

Gross realized gains were ¥18,514 million, ¥750 million and ¥329 million for the years ended December 31, 2017, 2016 and 2015, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥42 million, ¥1,032 million and ¥31 million for the years ended December 31, 2017, 2016 and 2015, respectively.

At December 31, 2017, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months were ¥743 million and ¥3,206 million at December 31, 2017 and 2016, respectively, and were included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,760 million and ¥7,800 million at December 31, 2017 and 2016, respectively. These investments were not evaluated for impairment at December 31, 2017 and 2016, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥20,496 million and ¥21,514 million at December 31, 2017 and 2016, respectively. Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥1,196 million, ¥890 million and ¥447 million for the years ended December 31, 2017, 2016 and 2015 respectively.

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2017	2016
	(Millions of yen)
Notes	37,077	28,811
Accounts	627,173	623,722

	664,250	652,533
Less allowance for doubtful receivables	(13,378)	(11,075)

	650,872	641,458

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4.	Inventories

Inventories are summarized as follows:

	December 31
	2017	2016
	(Millions of yen)
Finished goods	377,632	373,337
Work in process	144,251	143,298
Raw materials	48,150	44,101

	570,033	560,736

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2017	2016
	(Millions of yen)
Land	274,551	283,893
Buildings	1,638,202	1,656,087
Machinery and equipment	1,804,982	1,778,552
Construction in progress	46,940	54,786

	3,764,675	3,773,318
Less accumulated depreciation	(2,638,055)	(2,578,342)

	1,126,620	1,194,976

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 were ¥189,712 million, ¥199,133 million and ¥223,759 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥23,432 million and ¥31,318 million at December 31, 2017 and 2016, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2017	2016
	(Millions of yen)
Total minimum lease payments receivable	361,686	306,766
Unguaranteed residual values	15,055	14,776
Executory costs	(2,216)	(34)
Unearned income	(32,286)	(30,288)

	342,239	291,220
Less allowance for credit losses	(2,681)	(2,325)

	339,558	288,895
Less current portion	(120,186)	(105,308)

	219,372	183,587

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2017	2016
	(Millions of yen)
Balance at beginning of year	2,325	2,878
Charge-offs	(1,523)	(978)
Provision	1,436	398
Translation adjustments and other	443	27

Balance at end of year	2,681	2,325

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2017 and 2016 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2017 and 2016 was ¥103,078 million and ¥97,890 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2017 and 2016 was ¥78,307 million and ¥75,997 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2017.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2018	134,020	8,580
2019	102,203	4,446
2020	69,180	2,636
2021	38,264	1,347
2022	14,819	401
Thereafter	3,200	34

	361,686	17,444

7.	Acquisitions

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

TMSC is one of the leading global companies in the medical equipment industry. Within the field of medical X-ray computed tomography systems in particular, TMSC is the overwhelming market share leader in Japan and has been steadily increasing its global market share. By maximizing the combination of both companies’ management resources, Canon aims to solidify its business foundation for health care that can contribute to the world.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

The purchase price allocation was based on estimated fair values of the assets acquired and liabilities assumed at acquisition date. Since the acquisition date of TMSC was near the balance sheet date in 2016, and TMSC is composed of various entities located around the world, the purchase price allocation was preliminary at December 31, 2016. The purchase price allocation was finalized in the fourth quarter of 2017. The certain underlying inputs for inventories and intangible assets have been updated during the measurement period. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

	Preliminary	Measurement Period Adjustment	Final
	(Millions of yen)
Cash and cash equivalents	25,301	—	25,301
Other current assets	169,545	(1,962)	167,583
Intangible assets	227,500	627	228,127
Other noncurrent assets	42,975	—	42,975

Total assets acquired	465,321	(1,335)	463,986

Current liabilities	199,223	(877)	198,346
Noncurrent liabilities	92,231	(1,049)	91,182

Total liabilities assumed	291,454	(1,926)	289,528

Noncontrolling interest	1,047	—	1,047

Net identifiable assets acquired	172,820	591	173,411

Goodwill	492,678	(591)	492,087

Net assets acquired	665,498	—	665,498

Intangible assets acquired, which are subject to amortization, mainly consist of customer relationships of ¥143,600 million, and patents and developed technology of ¥73,000 million. Canon has estimated the amortization period for the customer relationships, and patents and developed technology to be 15 years and 10 years, respectively. The weighted average amortization period for all intangible assets is approximately 13 years.

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

The unaudited pro forma net sales for the years ended December 31, 2016 and 2015 as if TMSC had been included in Canon’s consolidated statement of income from the beginning of the year ended December 31, 2015 were ¥3,806,667 million and ¥4,224,181 million, respectively. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

Canon acquired businesses other than that described above during the years ended December 31, 2017 and 2016 that were not material to its consolidated financial statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the year ended December 31, 2017, including those recorded from businesses acquired, totaled ¥35,112 million, which primarily consist of software of ¥33,437 million and customer relationships of ¥1,203 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2017 are approximately 5 years. The weighted average amortization periods for software and customer relationships acquired during the year ended December 31, 2017 are approximately 5 years and 8 years, respectively.

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

The components of intangible assets subject to amortization at December 31, 2017 and 2016 were as follows:

	December 31, 2017		December 31, 2016
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	342,322	217,654	313,599	193,785
Customer relationships	162,832	22,463	172,234	11,146
Patents and developed technology	121,886	27,085	106,250	16,272
Trademarks	48,823	9,890	44,704	5,610
License fees	13,565	6,375	15,561	6,756
Other	18,592	8,136	17,713	8,250

	708,020	291,603	670,061	241,819

Aggregate amortization expense for the years ended December 31, 2017, 2016 and 2015 was ¥72,169 million, ¥50,963 million and ¥49,568 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥67,791 million in 2018, ¥57,214 million in 2019, ¥45,435 million in 2020, ¥37,265 million in 2021, and ¥30,805 million in 2022.

Intangible assets not subject to amortization other than goodwill at December 31, 2017 were not significant. Intangible assets not subject to amortization other than goodwill at December 31, 2016 were ¥18,026 million, which primarily consist of in-process research and development recorded from businesses acquired.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2017 and 2016 were as follows:

	Year ended December 31, 2017
	Office	Imaging System	Medical System	Industry and Others	Unallocated *1	Total
		(Millions of yen)
Balance at beginning of year	136,256	49,034	—	258,456	492,678	936,424
Goodwill acquired during the year	857	236	—	2,394	—	3,487
Transfer *1	—	—	499,855	(7,177)	(492,678)	—
Impairment loss *2	(33,912)	—	—	—	—	(33,912)
Translation adjustments and other	9,855	3,291	60	17,517	—	30,723

Balance at end of year	113,056	52,561	499,915	271,190	—	936,722

	Year ended December 31, 2016
	Office	Imaging System	Medical System	Industry and Others	Unallocated *1	Total
		(Millions of yen)
Balance at beginning of year	142,551	53,474	—	282,918	—	478,943
Goodwill acquired during the year	863	—	—	4,589	492,678	498,130
Translation adjustments and other	(7,158)	(4,440)	—	(29,051)	—	(40,649)

Balance at end of year	136,256	49,034	—	258,456	492,678	936,424

*1	Canon did not complete the allocation of goodwill to the segments for impairment testing which was attributable to the acquisition of TMSC as of December 31, 2016. Based on the realignment of Canon’s internal reporting and management structure, Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017. Goodwill related to TMSC as well as goodwill related to certain medical business which was previously included in Industry and Others Business Unit have been transferred to Medical System Business Unit.

*2	After entering the commercial printing business through the acquisition of Océ N.V. in 2010, the market environment surrounding this business has become significantly competitive and rapid technological changes have required increasing investments into R&D. These factors resulted in lower operating margin than expected, which led to the decline in the estimated fair value of this business which was determined based on the income approach. As the result of the annual goodwill impairment test as of October 1, 2017, it was determined that the estimated fair value of commercial printing business was less than its carrying value of the reporting unit. Based on the accounting policy described in Note 1, Canon recognized an impairment charge of ¥33,912 million representing the excess of the carrying amount over the reporting unit’s fair value.

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2017 and 2016 were ¥33,398 million and ¥601 million, respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2017 was 0.52%.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

Long-term debt consisted of the following:

	December 31
	2017	2016
	(Millions of yen)
Loan from the banks; bearing interest of 0.06% at December 31, 2017 and 0.13% at December 31, 2016 *1	490,000	610,000
Other debt *2	9,168	2,538

	499,168	612,538
Less current portion	(5,930)	(1,249)

	493,238	611,289

*1	On January 31, 2017, Canon entered into the unsecured revolving credit facility contracts expiring in December 2021 in order to refinance the bank term loan which was due in 2017. Canon prepaid ¥120,000 million of the loan with cash flows generated during the year. The outstanding loans under the credit facilities are ¥490,000 million at a floating interest of 0.06% and Canon has no unused credit facilities as of December 31, 2017.

*2	The other debt consisted of term-loans and capital lease obligations as of December 31, 2017 and 2016.

The aggregate annual maturities of long-term debt outstanding at December 31, 2017 were as follows:

(Millions of yen)
Year ending December 31:
2018	5,930
2019	2,372
2020	404
2021	490,342
2022	48
Thereafter	72

499,168

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2017	2016
	(Millions of yen)
Notes	81,002	38,073
Accounts	299,652	334,196

	380,654	372,269

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

TMSC temporarily participates in Toshiba Corporate Pension Fund. However, it is not allowed to permanently continue to participate in the fund as a result of the acquisition by Canon. In addition, Canon is required to maintain an equivalent level of pension benefit and therefore plans to establish a new pension plan in 2018. Canon calculated the projected benefit obligations based on the benefit level of Toshiba Corporate Pension Fund at December 31, 2017 and 2016, and included proportional share of the plan assets of TMSC to which they have legal right in the following tables. These obligations and plan assets are expected to be reasonable estimates of the impact of creating the new plan.

Obligations and funded status

Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	906,007	781,350	392,086	349,680
Service cost	30,889	29,367	6,962	6,816
Interest cost	5,689	8,238	8,691	8,792
Plan participants’ contributions	—	—	1,644	1,594
Actuarial (gain) loss	11,112	45,778	(1,760)	55,629
Benefits paid	(29,020)	(25,032)	(7,884)	(6,268)
Acquisition	4,239	71,040	—	21,285
Plan amendments	1,149	(4,734)	(1,069)	—
Curtailments and settlements	(435)	—	—	—
Foreign currency exchange rate changes	—	—	24,909	(45,442)

Projected benefit obligations at end of year	929,630	906,007	423,579	392,086
Change in plan assets:
Fair value of plan assets at beginning of year	667,436	626,575	224,939	217,870
Actual return on plan assets	47,376	12,145	14,262	18,276
Employer contributions	43,468	7,304	7,160	7,271
Plan participants’ contributions	—	—	1,644	1,594
Benefits paid	(23,967)	(21,782)	(7,884)	(6,268)
Acquisition	1,223	43,194	—	14,972
Settlements	(23)	—	—	—
Foreign currency exchange rate changes	—	—	13,899	(28,776)

Fair value of plan assets at end of year	735,513	667,436	254,020	224,939

Funded status at end of year	(194,117)	(238,571)	(169,559)	(167,147)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Employer contributions for the year ended December 31, 2017 include contribution of equity securities to a retirement benefit trust. The fair value of those securities at the time of contribution was ¥30,473 million.

Amounts recognized in the consolidated balance sheets at December 31, 2017 and 2016 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
	(Millions of yen)		(Millions of yen)
Other assets	1,695	976	1,215	1,346
Accrued expenses	—	—	(1,004)	(840)
Accrued pension and severance cost	(195,812)	(239,547)	(169,770)	(167,653)

	(194,117)	(238,571)	(169,559)	(167,147)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2017 and 2016 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
	(Millions of yen)		(Millions of yen)
Actuarial loss	221,106	251,078	105,883	116,930
Prior service credit	(57,430)	(71,439)	(3,638)	(2,652)

	163,676	179,639	102,245	114,278

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	894,329	869,355	402,390	377,004

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	924,536	905,975	420,383	390,942
Fair value of plan assets	728,724	666,428	249,609	222,449
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	889,652	867,706	394,840	375,860
Fair value of plan assets	728,724	664,586	245,247	222,449

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2017, 2016 and 2015 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2017	2016	2015	2017	2016	2015
	(Millions of yen)			(Millions of yen)
Service cost	30,889	29,367	30,009	6,962	6,816	7,760
Interest cost	5,689	8,238	8,008	8,691	8,792	10,572
Expected return on plan assets	(20,493)	(19,443)	(19,579)	(10,722)	(10,012)	(11,857)
Amortization of prior service credit	(12,860)	(13,230)	(12,592)	(83)	85	(145)
Amortization of actuarial loss	14,220	10,944	10,402	5,747	2,185	3,839
(Gain) loss on curtailments and settlements	(63)	—	—	—	—	—

	17,382	15,876	16,248	10,595	7,866	10,169

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2017	2016	2015	2017	2016	2015
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	(15,771)	53,076	9,519	(5,300)	47,365	6,302
Current year prior service credit	1,149	(4,734)	—	(1,069)	—	(2,655)
Amortization of actuarial loss	(14,220)	(10,944)	(10,402)	(5,747)	(2,185)	(3,839)
Amortization of prior service credit	12,860	13,230	12,592	83	(85)	145
Curtailments and settlements	19	—	—	—	—	—

	(15,963)	50,628	11,709	(12,033)	45,095	(47)

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	(12,727)	(52)
Actuarial loss	11,821	4,466

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2017	2016	2017	2016
Discount rate	0.6%	0.7%	2.2%	2.2%
Assumed rate of increase in future compensation levels	2.6%	2.6%	1.8%	2.1%

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2017	2016	2015	2017	2016	2015
Discount rate	0.7%	1.1%	1.1%	2.2%	3.0%	2.9%
Assumed rate of increase in future compensation levels	2.6%	3.0%	3.0%	2.1%	2.0%	2.0%
Expected long-term rate of return on plan assets	3.1%	3.1%	3.1%	4.2%	4.4%	5.6%

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

Canon’s model portfolio for Japanese plans consists of three major components: approximately 25% is invested in equity securities, approximately 50% is invested in debt securities, and approximately 25% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 40% is invested in equity securities, approximately 25% is invested in debt securities, and approximately 35% is invested in other investment vehicles, primarily consisting of investments in real estate assets.

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

Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 20. The fair values of Canon’s pension plan assets at December 31, 2017 and 2016, by asset category, are as follows:

	December 31, 2017
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	83,765	—	—	83,765	—	—	—	—
Foreign companies	8,261	—	—	8,261	32,240	—	—	32,240
Pooled funds (b)	—	164,946	—	164,946	—	73,968	—	73,968
Debt securities:
Government bonds (c)	138,092	—	—	138,092	9,343	—	—	9,343
Municipal bonds	—	1,166	—	1,166	—	2,901	—	2,901
Corporate bonds	—	15,246	—	15,246	—	22,045	—	22,045
Pooled funds (d)	—	130,507	—	130,507	—	25,821	—	25,821
Mortgage backed securities (and other asset backed securities)	—	8,076	—	8,076	—	3	—	3
Life insurance company general accounts	—	126,985	—	126,985	—	8,683	—	8,683
Other assets	—	43,070	—	43,070	—	73,320	—	73,320
Investment measured at net asset value	—	—	—	15,399	—	—	—	5,696

	230,118	489,996	—	735,513	41,583	206,741	—	254,020

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

	December 31, 2016
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	46,630	—	—	46,630	—	—	—	—
Foreign companies	7,902	—	—	7,902	22,680	—	—	22,680
Pooled funds (f)	—	133,023	—	133,023	—	62,641	—	62,641
Debt securities:
Government bonds (g)	99,157	—	—	99,157	11,558	—	—	11,558
Municipal bonds	—	1,317	—	1,317	—	2,577	—	2,577
Corporate bonds	—	14,298	—	14,298	—	19,989	—	19,989
Pooled funds (h)	—	121,066	—	121,066	—	22,296	—	22,296
Mortgage backed securities (and other asset backed securities)	—	13,612	—	13,612	—	—	—	—
Life insurance company general accounts	—	128,220	—	128,220	—	6,898	—	6,898
Other assets	—	90,637	—	90,637	—	71,358	24	71,382
Investment measured at net asset value	—	—	—	11,574	—	—	—	4,918

	153,689	502,173	—	667,436	34,238	185,759	24	224,939

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥381 million.
(b)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 90% Japanese government bonds and 10% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 30% Japanese government bonds, 45% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 70% foreign government bonds and 30% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥187 million.
(f)	These funds invest in listed equity securities consisting of approximately 25% Japanese companies and 75% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(h)	These funds invest in approximately 25% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 20% corporate bonds for Japanese plans. These funds invest in approximately 70% foreign government bonds and 30% corporate bonds for foreign plans.

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

Amounts of actual returns on, and purchases and sales of, Level 3 assets during the years ended December 31, 2017 and 2016 were not significant.

The fair values of plan assets by each asset category of TMSC are calculated based on a pro-rata basis of total plan assets of Toshiba Corporate Pension Fund.

Contributions

Canon expects to contribute ¥14,447 million to its Japanese defined benefit pension plans and ¥22,303 million to its foreign defined benefit pension plans for the year ending December 31, 2018.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2018	33,137	10,599
2019	34,534	10,743
2020	36,631	11,250
2021	38,470	11,986
2022	41,900	12,666
2023 – 2027	218,317	71,944

Multiemployer pension plans

The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2017, 2016 and 2015 were ¥4,165 million, ¥3,482 million and ¥3,864 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 96% funded as of December 31, 2016. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.

Defined contribution plans

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2017, 2016 and 2015 were ¥18,979 million, ¥17,603 million and ¥17,277 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2017
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	276,149	77,735	353,884

Income taxes:
Current	80,225	35,402	115,627
Deferred	(7,453)	(10,150)	(17,603)

	72,772	25,252	98,024

	Year ended December 31, 2016
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	135,131	109,520	244,651

Income taxes:
Current	47,687	27,806	75,493
Deferred	4,126	3,062	7,188

	51,813	30,868	82,681

	Year ended December 31, 2015
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	228,871	118,567	347,438

Income taxes:
Current	80,020	31,413	111,433
Deferred	3,414	1,258	4,672

	83,434	32,671	116,105

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31%, 33% and 35% for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Tax Cuts and Jobs Act of 2017 (the “Act”) was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. is reduced from 35% to 21% from the fiscal year commencing on January 1, 2018. The adjustment to deferred tax assets and liabilities for the tax rate change was tax benefit of ¥14,563 million for the year ended December 31, 2017. The impacts related to other changes from the Act are not material.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2017	2016	2015
Japanese statutory income tax rate	31.0%	33.0%	35.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes *	3.7	0.8	0.8
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.1)	(3.0)	(2.9)
Tax credit for research and development expenses	(4.8)	(3.0)	(4.8)
Change in valuation allowance	1.7	(0.8)	(0.4)
Effect of enacted changes in tax laws and rates on Japanese tax	—	1.4	1.9
Effect of enacted changes in U.S. tax laws	(3.6)	—	—
Other	1.8	5.4	3.8

Effective income tax rate	27.7%	33.8%	33.4%

*	Expenses not deductible for tax purposes for the year ended December 31, 2017 primarily consist of impairment losses on goodwill.

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2017	2016
	(Millions of yen)
Other assets	150,854	149,866
Other noncurrent liabilities	(90,010)	(108,429)

	60,844	41,437

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	December 31
	2017	2016
	(Millions of yen)
Deferred tax assets:
Inventories	11,921	15,387
Accrued business tax	4,705	1,835
Accrued pension and severance cost	98,114	108,781
Research and development – costs capitalized for tax purposes	5,383	5,998
Property, plant and equipment	33,488	26,519
Accrued expenses	30,126	31,316
Net operating losses carried forward	29,006	29,167
Other	38,526	33,782

	251,269	252,785
Less valuation allowance	(30,783)	(26,687)

Total deferred tax assets	220,486	226,098
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(9,859)	(9,450)
Net unrealized gains on securities	(1,815)	(7,321)
Tax deductible reserve	(4,396)	(4,449)
Financing lease revenue	(38,287)	(47,802)
Intangible assets	(74,377)	(85,888)
Other	(30,908)	(29,751)

Total deferred tax liabilities	(159,642)	(184,661)

Net deferred tax assets	60,844	41,437

The net changes in the total valuation allowance were an increase of ¥4,096 million for the year ended December, 2017 and a decrease of ¥6,244 million and ¥4,567 million for the years ended December 31, 2016 and 2015, respectively.

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2017.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

At December 31, 2017, Canon had net operating losses which can be carried forward for income tax purposes of ¥185,637 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	654
After one year through five years	38,641
After five years through ten years	39,278
After ten years through twenty years	52,250
Indefinite period	54,814

Total	185,637

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥27,361 million for a portion of undistributed earnings of foreign subsidiaries of ¥961,735 million as of December 31, 2017 because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Balance at beginning of year	7,318	6,056	6,431
Additions for tax positions of the current year	2,956	2,741	2,174
Additions for tax positions of prior years	250	—	165
Reductions for tax positions of prior years	(915)	(665)	(1,180)
Settlements with tax authorities	—	(370)	(505)
Other	673	(444)	(1,029)

Balance at end of year	10,282	7,318	6,056

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥10,282 million and ¥7,318 million at December 31, 2017 and 2016, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2017, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2017 and 2016, and interest and penalties included in income taxes for the years ended December 31, 2017, 2016 and 2015 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2017 with few exceptions. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2017 with few exceptions. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2007 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2006 in major foreign tax jurisdictions.

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2017, 2016 and 2015 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2017 did not reflect current year-end dividends in the amount of ¥91,779 million which were approved by the shareholders in March 2018.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥953,952 million at December 31, 2017.

Retained earnings at December 31, 2017 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,139 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286
Equity transactions with noncontrolling interests and other	73	—	—	—	73
Other comprehensive income (loss) before reclassifications	(57,592)	1,691	(256)	(6,155)	(62,312)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(182)	3,041	1,352	4,211

Net change during the year	(57,519)	1,509	2,785	(4,803)	(58,028)

Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)

Equity transactions with noncontrolling interests and other	259	—	—	(1)	258
Other comprehensive income (loss) before reclassifications	(101,350)	814	938	(67,511)	(167,109)
Amounts reclassified from accumulated other comprehensive income (loss)	93	382	(3,862)	99	(3,288)

Net change during the year	(100,998)	1,196	(2,924)	(67,413)	(170,139)

Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)

Equity transactions with noncontrolling interests and other	—	—	—	—	—
Other comprehensive income (loss) before reclassifications	44,184	2,813	(1,452)	14,785	60,330
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(12,580)	4,014	4,905	(3,677)

Net change during the year	44,168	(9,767)	2,562	19,690	56,653

Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	(39)	139	—	Other, net
	12	(46)	—	Income taxes

	(27)	93	—	Consolidated net income
	11	—	—	Net income attributable to noncontrolling interests

	(16)	93	—	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(18,472)	282	(298)	Other, net
	5,727	(94)	104	Income taxes

	(12,745)	188	(194)	Consolidated net income
	165	194	12	Net income attributable to noncontrolling interests

	(12,580)	382	(182)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	5,772	(5,890)	4,217	Other, net
	(1,732)	2,049	(1,180)	Income taxes

	4,040	(3,841)	3,037	Consolidated net income
	(26)	(21)	4	Net income attributable to noncontrolling interests

	4,014	(3,862)	3,041	Net income attributable to Canon Inc.

Pension liability adjustments	7,005	(16)	1,504	See Note 11
	(1,832)	164	(175)	Income taxes

	5,173	148	1,329	Consolidated net income
	(268)	(49)	23	Net income attributable to noncontrolling interests

	4,905	99	1,352	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(3,677)	(3,288)	4,211

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2017:
Foreign currency translation adjustments
Amount arising during the year	47,825	(708)	47,117
Reclassification adjustments for gains and losses realized in net income	(39)	12	(27)

Net change during the year	47,786	(696)	47,090
Net unrealized gains and losses on securities:
Amount arising during the year	5,100	(1,717)	3,383
Reclassification adjustments for gains and losses realized in net income	(18,472)	5,727	(12,745)

Net change during the year	(13,372)	4,010	(9,362)
Net gains and losses on derivative instruments:
Amount arising during the year	(2,080)	628	(1,452)
Reclassification adjustments for gains and losses realized in net income	5,772	(1,732)	4,040

Net change during the year	3,692	(1,104)	2,588
Pension liability adjustments:
Amount arising during the year	20,991	(4,957)	16,034
Reclassification adjustments for gains and losses realized in net income	7,005	(1,832)	5,173

Net change during the year	27,996	(6,789)	21,207

Other comprehensive income (loss)	66,102	(4,579)	61,523

2016:
Foreign currency translation adjustments
Amount arising during the year	(108,280)	521	(107,759)
Reclassification adjustments for gains and losses realized in net income	139	(46)	93

Net change during the year	(108,141)	475	(107,666)
Net unrealized gains and losses on securities:
Amount arising during the year	1,184	(375)	809
Reclassification adjustments for gains and losses realized in net income	282	(94)	188

Net change during the year	1,466	(469)	997
Net gains and losses on derivative instruments:
Amount arising during the year	1,619	(726)	893
Reclassification adjustments for gains and losses realized in net income	(5,890)	2,049	(3,841)

Net change during the year	(4,271)	1,323	(2,948)
Pension liability adjustments:
Amount arising during the year	(95,707)	25,204	(70,503)
Reclassification adjustments for gains and losses realized in net income	(16)	164	148

Net change during the year	(95,723)	25,368	(70,355)

Other comprehensive income (loss)	(206,669)	26,697	(179,972)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)

2015:
Foreign currency translation adjustments	(56,054)	550	(55,504)
Net unrealized gains and losses on securities:
Amount arising during the year	3,249	(1,045)	2,204
Reclassification adjustments for gains and losses realized in net income	(298)	104	(194)

Net change during the year	2,951	(941)	2,010
Net gains and losses on derivative instruments:
Amount arising during the year	52	(304)	(252)
Reclassification adjustments for gains and losses realized in net income	4,217	(1,180)	3,037

Net change during the year	4,269	(1,484)	2,785
Pension liability adjustments:
Amount arising during the year	(13,166)	5,294	(7,872)
Reclassification adjustments for gains and losses realized in net income	1,504	(175)	1,329

Net change during the year	(11,662)	5,119	(6,543)

Other comprehensive income (loss)	(60,496)	3,244	(57,252)

15.	Stock-Based Compensation

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

The compensation cost recognized for these stock options for the years ended December 31, 2017, 2016 and 2015 was nil.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2017, 2016 and 2015 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2015	1,861,800	4,036	0.7	248
Exercised	(249,600)	3,311
Forfeited/Expired	(316,200)	3,678

Outstanding at December 31, 2015	1,296,000	4,263	0.4	—
Exercised	—	—
Forfeited/Expired	(693,000)	4,500

Outstanding at December 31, 2016	603,000	3,990	0.2	—
Exercised	—	—
Forfeited/Expired	(603,000)	3,990

Outstanding at December 31, 2017	—	—		—

Exercisable at December 31, 2017	—	—		—

Cash received from the exercise of stock options for the years ended December 31, 2017 and 2016 were nil, and 2015 was ¥826 million, respectively.

16.	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Net income attributable to Canon Inc.	241,923	150,650	220,209

	(Number of shares)
Average common shares outstanding	1,085,439,370	1,092,070,680	1,092,017,955
Effect of dilutive securities:
Stock options	—	—	34,931

Diluted common shares outstanding	1,085,439,370	1,092,070,680	1,092,052,886

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	222.88	137.95	201.65
Diluted	222.88	137.95	201.65

The computation of diluted net income attributable to Canon Inc. shareholders per share for the years ended December 31, 2017 and 2016 excludes outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income attributable to Canon Inc. shareholders per share for the year ended December 31, 2015 excludes certain outstanding stock options because the effect would be anti-dilutive.

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

Contract amounts of foreign exchange contracts at December 31, 2017 and 2016 are set forth below:

	December 31
	2017	2016
	(Millions of yen)
To sell foreign currencies	272,563	371,644
To buy foreign currencies	46,168	46,741

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2017 and 2016.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2017	2016
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	255	19
Liabilities:
Foreign exchange contracts	Other current liabilities	367	1,913
Derivatives not designated as hedging instruments
		Fair value
		December 31
	Balance sheet location	2017	2016
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	289	567
Liabilities:
Foreign exchange contracts	Other current liabilities	2,892	7,479

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2017:
Foreign exchange contracts	(2,080)	Other, net	(5,772)	Other, net	(332)
2016:
Foreign exchange contracts	1,619	Other, net	5,890	Other, net	(311)
2015:
Foreign exchange contracts	52	Other, net	(4,217)	Other, net	(131)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2017	2016	2015
		(Millions of yen)
Foreign exchange contracts	Other, net	(7,932)	7,018	1,099

18.	Commitments and Contingent Liabilities

Commitments

At December 31, 2017, commitments outstanding for the purchase of property, plant and equipment approximated ¥36,199 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥135,649 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,740 million and ¥13,128 million at December 31, 2017 and 2016, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses of cancelable and noncancelable operating leases amounted to ¥47,619 million, ¥42,714 million and ¥46,483 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2017 are as follows:

(Millions of yen)
Year ending December 31:
2018	28,414
2019	21,437
2020	16,185
2021	12,721
2022	9,774
Thereafter	22,971

Total future minimum lease payments	111,502

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥6,059 million at December 31, 2017. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2017 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Commitments and Contingent Liabilities (continued)

Guarantees (continued)

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the years ended December 31, 2017 and 2016 are summarized as follows:

	Years ended December 31
	2017	2016
	(Millions of yen)
Balance at beginning of year	13,168	14,014
Additions	18,893	15,403
Utilization	(12,957)	(12,759)
Other	(1,652)	(3,490)

Balance at end of year	17,452	13,168

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

19.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2017 and 2016 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, respectively.

	December 31
	2017		2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	(499,168)	(499,126)	(612,538)	(612,668)

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

Concentrations of credit risk

At December 31, 2017 and 2016, one customer accounted for approximately 8% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2017 and 2016.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	70,500	—	70,500
Available-for-sale (current):
Corporate bonds	1,222	—	—	1,222
Available-for-sale (noncurrent):
Government bonds	289	—	—	289
Corporate bonds	605	217	—	822
Fund trusts	13	111	—	124
Equity securities	20,901	—	—	20,901
Derivatives	—	544	—	544

Total assets	23,030	71,372	—	94,402

Liabilities:
Derivatives	—	3,259	—	3,259

Total liabilities	—	3,259	—	3,259

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	30,500	—	30,500
Available-for-sale (noncurrent):
Government bonds	269	—	—	269
Corporate bonds	—	229	—	229
Fund trusts	12	74	—	86
Equity securities	42,444	—	—	42,444
Derivatives	—	586	—	586

Total assets	42,725	31,389	—	74,114

Liabilities:
Derivatives	—	9,392	—	9,392

Total liabilities	—	9,392	—	9,392

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

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents the Canon’s asset that was measured at fair value on a nonrecurring basis consistent with the fair value hierarchy and related impairment charge recognized during the year ended December 31, 2017. There were no assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2016.

	Year ended December 31, 2017
	Total loss	Fair value
		Level 1	Level 2	Level 3	Total
		(Millions of yen)
Asset:
Goodwill	(33,912)	—	—	29,370	29,370

Goodwill was classified as Level 3 items and valued based on an income approach using unobservable inputs. Canon performed the annual goodwill impairment test as of October 1, 2017, which indicated that the fair value of the reporting unit was less than its carrying value. Canon recognized the impairment charge for the amount representing the excess of the carrying amount over the reporting unit’s fair value. The fair value for the reporting unit was measured based on the discounted cash flow method with 6.0% of weighted average cost of capital and estimated future cash flows. Future cash flows are based on management’s estimates of projected revenues, gross profits, operating expenses, a long-term growth rate, taking into consideration industry trends and market conditions.

21.	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the year ended December 31, 2017 have been reclassified and for the years ended December 31, 2016 and 2015 were not restated since they were not material. Total assets for the year ended December 31, 2016 have been restated and for the year ended December 31, 2015 were not restated since they were not material.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers /Inkjet printers / Large format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit:	Digital radiography systems / Diagnostic X-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment/ Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2017, 2016 and 2015 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2017:
Net sales:
External customers	1,863,688	1,135,584	434,985	645,758	—	4,080,015
Intersegment	2,240	604	1,202	85,946	(89,992)	—

Total	1,865,928	1,136,188	436,187	731,704	(89,992)	4,080,015
Operating cost and expenses	1,685,280	960,275	413,682	674,916	14,383	3,748,536

Operating profit	180,648	175,913	22,505	56,788	(104,375)	331,479

Total assets	962,006	387,088	238,824	360,271	3,250,102	5,198,291
Depreciation and amortization	74,377	41,695	5,212	37,705	102,892	261,881
Impairment losses on goodwill	33,912	—	—	—	—	33,912
Capital expenditures	47,653	28,508	8,963	15,736	80,529	181,389

2016:
Net sales:
External customers	1,804,862	1,094,291	—	502,334	—	3,401,487
Intersegment	2,957	998	—	82,326	(86,281)	—

Total	1,807,819	1,095,289	—	584,660	(86,281)	3,401,487
Operating cost and expenses	1,638,333	950,876	—	577,212	6,200	3,172,621

Operating profit	169,486	144,413	—	7,448	(92,481)	228,866

Total assets	961,749	391,661	204,755	340,455	3,239,909	5,138,529
Depreciation and amortization	78,319	47,386	—	41,053	83,338	250,096
Capital expenditures	72,189	25,564	—	29,346	81,280	208,379

2015:
Net sales:
External customers	2,108,246	1,262,667	—	429,358	—	3,800,271
Intersegment	2,570	1,168	—	95,293	(99,031)	—

Total	2,110,816	1,263,835	—	524,651	(99,031)	3,800,271
Operating cost and expenses	1,820,230	1,080,396	—	537,730	6,705	3,445,061

Operating profit	290,586	183,439	—	(13,079)	(105,736)	355,210

Total assets	1,020,758	452,283	—	332,252	2,622,480	4,427,773
Depreciation and amortization	86,206	52,070	—	45,064	89,987	273,327
Capital expenditures	73,819	38,337	—	24,241	106,733	243,130

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are also included in corporate expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

cash and cash equivalents, investments, deferred tax assets, goodwill, identified intangible assets from acquisitions and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis.

Information about product sales to external customers by business unit for the years ended December 31, 2017, 2016 and 2015 is as follows:

	Years ended December 31
	2017	2016	2015
	(Millions of yen)
Office
Monochrome copiers	287,823	289,532	328,061
Color copiers	405,576	386,193	421,209
Printers	702,491	664,846	857,369
Others	467,798	464,291	501,607

Total	1,863,688	1,804,862	2,108,246
Imaging System
Cameras	702,598	666,868	782,623
Inkjet printers	333,721	329,066	362,663
Others	99,265	98,357	117,381

Total	1,135,584	1,094,291	1,262,667
Medical System
Diagnostic equipment	434,985	—	—

Industry and Others
Lithography equipment	193,113	121,090	123,887
Others	452,645	381,244	305,471

Total	645,758	502,334	429,358

Consolidated	4,080,015	3,401,487	3,800,271

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	(Millions of yen)
Net sales:
Japan	884,828	706,979	714,280
Americas	1,107,515	963,544	1,144,422
Europe	1,028,415	913,523	1,074,366
Asia and Oceania	1,059,257	817,441	867,203

Total	4,080,015	3,401,487	3,800,271

Long-lived assets:
Japan	1,081,522	1,163,374	937,716
Americas	141,937	147,129	150,105
Europe	174,889	166,734	183,451
Asia and Oceania	149,244	164,007	189,588

Total	1,547,592	1,641,244	1,460,860

Net sales are attributed to areas based on the location where the product is shipped to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥1,022,305 million, ¥884,083 million and ¥1,047,838 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2017:
Allowance for doubtful receivables
Trade receivables	11,075	3,574	(1,787)	516	13,378
Finance receivables	2,325	1,436	(1,523)	443	2,681
Year ended December 31, 2016:
Allowance for doubtful receivables
Trade receivables	12,077	1,460	(1,824)	(638)	11,075
Finance receivables	2,878	398	(978)	27	2,325
Year ended December 31, 2015:
Allowance for doubtful receivables
Trade receivables	12,122	2,180	(1,745)	(480)	12,077
Finance receivables	6,276	55	(1,343)	(2,110)	2,878

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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

Date     March 29, 2018