Form 20-F
period 2018-12-31
CANON INC
filed 2019-03-28
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Sachiho Tanino, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

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

As of December 31, 2018, 1,079,749,823 shares of common stock, including 16,460,829 ADSs, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

All information contained in this Annual Report is as of December 31, 2018 unless otherwise specified.

References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

On March 8, 2019, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥111.11= U.S.$1.

The Company’s fiscal year end is December 31. In this Annual Report “2018” refers to the Company’s fiscal year ended December 31, 2018, and other fiscal years of the Company are referred to in a corresponding manner.

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

Selected financial data *1*3:	2018	2017	2016	2015	2014
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,951,937	¥4,080,015	¥3,401,487	¥3,800,271	¥3,727,252
Operating profit	342,952	321,605	216,425	343,858	345,750
Income before income taxes	362,892	353,884	244,651	347,438	383,239
Net income attributable to Canon Inc.	252,755	241,923	150,650	220,209	254,797
Advertising expenses	58,729	61,207	58,707	80,907	79,765
Research and development expenses	315,842	333,371	306,537	332,678	311,896
Depreciation of property, plant and equipment	175,771	189,712	199,133	223,759	213,739
Increase in property, plant and equipment	159,316	147,542	171,597	195,120	182,343
Long-term debt, excluding current installments	361,962	493,238	611,289	881	1,148
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,827,602	2,870,630	2,783,129	2,966,415	2,978,184
Total assets	4,899,465	5,198,291	5,138,529	4,427,773	4,460,618

Average number of common shares in thousands	1,079,753	1,085,439	1,092,071	1,092,018	1,112,510

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥234.09	¥222.88	¥137.95	¥201.65	¥229.03
Diluted	234.08	222.88	137.95	201.65	229.03
Cash dividends declared	160.00	160.00	150.00	150.00	150.00
Cash dividends declared (U.S.$)*2	$1.440	$1.483	$1.393	$1.290	$1.326

Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.

Canon acquired Toshiba Medical Systems Corporation on December 19, 2016, which was subsequently renamed as Canon Medical Systems Corporation (“CMSC”) on January 4, 2018. CMSC’s consolidated balance sheet and operating result since the acquisition date are reflected in Canon’s consolidated financial statements. For further information, please refer to Note 7 of the Notes to Consolidated Financial Statements.

2.

Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

3.

Canon adopted ASU No. 2017-07 from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification from cost of sales, and selling, general and administrative expenses, and research and development expenses into other income (deductions) for the years ended December 31, 2017, 2016, 2015, and 2014 respectively.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, cameras, inkjet printers, diagnostic equipment and lithography equipment.

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

Risks Related to Canon’s Industries and Business Operations

A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks in international markets.

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

In the business machines market for such products as office MFDs, copying machines and printers, customers are increasingly looking for ways to cut costs while protecting the environment. From this perspective, Managed Print Services (“MPS”), which aim to optimize printing efficiencies in the office, have become popular in recent years. This trend could lead to a decrease in business machine print volumes.

In addition, the digitalization of workflow in office could also lead to a decrease in customer print opportunities. If Canon is unable to supply products and services that respond to these types of market trends, its operating results may be adversely affected.

Canon’s digital camera business operates in a highly competitive environment.

The smartphone market has been growing on a global scale. Smartphones allow users not only to take photos, but also share them instantly on SNSs and it has changed people’s behavior towards photography. If Canon’s digital cameras cannot clearly state their advantages over smartphone cameras, which is improving its performance, Canon could suffer from an erosion of the digital camera market, with a resulting adverse effect on operating results.

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

The semiconductor lithography equipment and FPD lithography equipment industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment and FPD lithography equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition.

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

Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters such as earthquake, flood, terrorist and cyber attacks. Although Canon continues to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of disruptive events or developments such as the leakage of harmful substances and shutdowns of information systems. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.

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

With respect to employee inventions, Canon maintains company rules and an evaluation system and has been making adequate payments to employees for the invention rights based on these rules. However, there can be no assurance that disputes will not arise with respect to the amount of these payments to employees.

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

There are some risks inherent in the use of the electronic data, including vulnerability to hacking and computer viruses, service failures and leakage of personal information due to infrastructure issues and issues arising from damage caused by natural disasters. Although Canon continues to make administrative and managerial improvements in order to alleviate these risks, such events may occur despite Canon’s best efforts.

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

In addition, recently, international corporate tax avoidance has developed into a political issue with a focus on aggressive tax planning strategies of certain multinational corporations. The OECD established the BEPS (Base Erosion and Profit Shifting) project for the purpose of increasing cooperation among countries and implementing harmonization of taxation. The BEPS action plan was published in July 2013; the OECD then conducted further study based on that plan and published its final report in October 2015. Each country has been revising or amending its domestic taxation system and tax treaties based on the final report.

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

In the late 1950s, Canon entered the business machines field utilizing technology obtained through the development of photographic and optical products. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, faxes, laser printers, bubble jet printers, computers, video camcorders and digital cameras. In 2016, Canon acquired Toshiba Medical Systems Corporation (“CMSC” as of January 4, 2018) and has expanded its medical business.

In 2018, 2017, and 2016, Canon’s increases in property, plant and equipment were ¥159,316 million, ¥147,542 million and ¥171,597 million, respectively. In 2018, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.

For 2019, Canon projects to invest in property, plant and equipment of approximately ¥175,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.

B. Business overview

Canon is one of the world’s leading manufacturers of office MFDs, plain paper copying machines, laser printers, cameras, inkjet printers, diagnostic equipment and lithography equipment.

Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2018, 78.0% of consolidated net sales were generated outside Japan, with approximately 27.2%, 25.7% and 25.1% generated in the Americas, Europe and Asia and Oceania, respectively.

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

Products

Canon operates its business in four segments: the “Office Business Unit,” the “Imaging System Business Unit,” the “Medical System Business Unit”, and the “Industry and Others Business Unit”.

- Office Business Unit -

Canon manufactures, markets and services a full range of office MFDs, printers, copying machines for personal and office use and production print products for print professionals. Canon also delivers added value to customers through software, services and solutions. Canon’s offerings cater to a broad market from Small Office Home Office (“SOHO”), and Small and Midsize Business (“SMB”) to large enterprises and professional graphic arts companies.

In the industry, customer preference has been shifting from monochrome to color products and from hardware to services and solutions. Especially in the professional print market, customers are increasingly turning to short-run, print-on-demand and variable data printing. The importance of connectivity, security, mobility, integration, workflow and cloud-based web services is growing, and such added value is increasingly delivered together with hardware. Canon seeks to maintain its position as a market leader in these fast-changing markets.

In 2018, Canon expanded our hardware offerings by introducing image RUNNER ADVANCE Gen3 2nd Edition. We also introduced the new software named uniFLOW Online which enabled the new image RUNNER ADVANCE Gen 3 2nd Edition to connect to cloud services. We expanded our Multi-Function Printer (“MFP”) capability by using the new software solution technology.

To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.

As for laser printers, Canon has focused on expanding sales of high value-added products from mid to high-end class, especially for MFP, resulted in increasing sales quantity and market share in the said products category successfully. Canon, however, is experiencing fierce competition with aggressive competitors in the laser printer market and an eventual decline in sales prices of printers and consumable cartridges is becoming a major threat, in addition to concerns over lagging growth of the entire market affected by decrease in demand for printing, which is caused by change in users’ printing behavior under prevalence of smartphone, cloud computing, etc. In response, Canon is going to accelerate current momentum to increase sales quantity and market share by enhancing competitiveness in contractual business market with making the most of technical innovation and so forth. Furthermore, Canon aims to maximize business efficiency through continuous efforts for cost reductions and optimization of its supply chain.

- Imaging System Business Unit -

Canon manufactures and markets digital cameras and digital camcorders, as well as lenses and various related accessories.

In 2018, Canon strengthened and expanded its product lineup, including mirrorless cameras, a growing market, by launching four new digital interchangeable-lens cameras, such as the full-frame mirrorless camera, EOS R, adopting a newly designed mount system for improving optical performance, and the EOS M50 which realizes both high performance and user-friendly operation. These new models as well as the current models pushed sales and Canon maintained number one market share in the field of digital interchangeable-lens cameras in volume terms in 2018 in the major regions, such as the United States, Europe, China and Japan. Canon aims to expand the imaging domains of EOS, and believes there remains considerable room for future growth through development of new products based on state-of-the-art technology such as higher picture quality, small and lightweight body and versatile movie/network functions.

Canon has announced 4 new EF lenses, 1 new EF-M lens, and 4 new RF lenses along with 4 mount adapters for the new R system. The large diameter mount and short back focus has allowed for a great increase in freedom of lens design, resulting in huge leaps in optical performance.

Canon aims to meet customer expectations through continuous introduction of high-quality and high-performance lenses developed with superior optical technology and new elemental technology.

As for compact digital cameras, while the overall market has been shrinking, the premium segment with relatively large sensors has been performing steadily. In these circumstances, Canon launched two new models, and plans to maintain its full-line up strategy to meet a wide range of customer needs. In addition, Canon aims to further strengthen its premium lineup, and improve its profitability.

In the compact photo printer market, Canon has performed well along with the increasing demand for photo printing from smart devices. With its advantages, such as easy operation, portability, and lab-quality photo print, SELPHY has gained a strong market position in each region. The SELPHY CP1300 with advanced usability launched in the second half of 2017, and IVY Mini Photo Printer (Zoemini), which empowers users to share their story through print launched in 2018 has shown high sales performance. Canon plans to tap new customer demand and to maintain its lead in this market.

In the market for digital camcorders, Canon aims to expand sales in this market with a product lineup with higher value added based on Canon’s distinctive high-definition, high-resolution technologies. In the field of professional camcorders, Canon introduced the new model EOS C700 FF; a digital cinema camera which has newly developed full-frame sensor, and XF705; a professional camcorder which is capable of shooting 4K/60P/4:2:2/10 bit/HDR video to on-board SD cards. Canon aims to solidify its top position in the motion picture production market by introducing new products that suit a wide variety of market requirements.

Canon experienced robust growth in the field of projectors for business applications, and in particular brighter, installation type projectors. In this market, Canon offers a range of products with its advanced optical technologies. In 2018, Canon launched totally 8 models, such as two 4K laser projectors,“4K6020Z” and “4K5020Z”. Moreover, in the 4K category, a high-brightness model with 35,000lm is lined up. Canon plans to expand the projector business based on customer’s demands.

In the broadcast HDTV lens market, demand remains stable from sports broadcasting in developed countries and from switchover to HD in developing countries, and Canon continues to maintain a large share of the TV lens market with high value-added products. Demand for 2/3” format 4K lenses is increasing especially in Europe and Asia, like we introduced in September, UJ122x8,2B, which has the world largest optical zoom ratio* as 4K broadcast lens in 2/3” format, Canon continues to expand the product lineup to meet this demand. In the Cinema lens market, Canon launched CN-E20mm, which reinforces the 6 prime lens set. Thanks to the 7th prime lens model, the value of the prime set itself once more has been raised and well appreciated in the market.

*	Among field zoom lenses for 4K broadcast cameras employing 2/3-inch sensors. As of December, 2018, based on a Canon survey.

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

In the second half of 2018, Canon launched the WG7000 series which is the first generation of Inkjet MFP with the line head technology targeting the growing Small-Medium Business segment. The WG7000 series makes user maintenance easy by adopting with a simple print process in the body. The newly developed line head and the pigment ink make both high productivity and high quality print. At the same time of launching of WG7000 series, Canon is introducing a fixed charge business model as a new contractual business starting in Japan. No initial investment for a printer and reducing management load by automatic consumable delivery respond to various office needs.

In 2016, Canon launched Refillable Ink Tank Printers that achieved high productivity and cost saving by featuring built-in ink tanks, for business use in emerging market.

As large-format inkjet printers must meet the advanced photo and graphic printing needs of professionals, in 2017 Canon completed a lineup of graphic products that cater to all customers, starting with the imagePROGRAF PRO-1000, which supports A2-size paper, to the 60-inch flagship model. The color reproduction and expressiveness of dark areas of these products are improved by using 12-color LUCIA Pro ink, which features new pigment ink and Chroma Optimizer, and the new L-COA PRO image processing engine.

To meet companies’ growing demand for low-cost in-house production of large formats such as CAD and posters, Canon newly developed the five-color pigment ink LUCIA TD that realizes high-quality image printing on normal paper and does not require special paper. The imagePROGRAF TX series that delivers high-speed printing and the entry version imagePROGRAF TM series with printing noise significantly reduced by up to 60% were newly added to the lineup.

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

- Medical System Business Unit -

Canon markets diagnostic imaging systems, including Computed tomography (“CT”), Magnetic resonance imaging (“MRI”), ultrasound, and X-ray systems, as well as clinical laboratory systems and healthcare ICT solutions, and provides them to customers in more than 150 countries and regions around the world, offering technology that enables early detection and fast diagnosis. Continuing its long tradition of contributing to improvements in healthcare, Canon is making positive contributions toward hospital management and provides a range of patient-friendly healthcare systems and services.

The medical equipment market continues to gradually expand supported by overseas growth in such markets as the United States and emerging markets. In Japan, we saw a temporary slowdown in demand as investment decisions were being postponed, particularly for high-priced diagnostic imaging equipment. Against this background, Canon’s CT systems business, which is the mainstay of medical system business units, remathe top share of the Japanese market. And new products that we launched so far continued to raise our presence, such as a premium 1.5T MRI system, named Vantage Orian utilizing migrated high end 3T technology.

Canon pursues high-resolution imaging that enables more accurate diagnosis. Japan Medical Research and Development Awards program was established in 2017 which aims for research and development in the medical field and we are truly honored to have received the first award presented by the Minister of Health, Labor and Welfare for the pioneering development of Aquilion ONE. We were also recognized during the Seventh Monozukuri Nippon Grand Awards where our CT technology were recognized for its contribution to diagnostic imaging and global healthcare with development of Aquilion systems. Aplio i-series diagnostic ultrasound systems technology, in recognition of CMSC’s proprietary technology of Different Tissue Harmonic Imaging, was acknowledged at the 2018 Ceremony of National Commendation for Invention, where it received the Invention Achievement Award. We also launched standard priced diagnostic imaging equipment such as premium 1.5T MRI system Vantage Orian, high image quality with full portability ultrasound systems named Viamo series, and Aquilion Lightning 80 detector row Ultra Helical CT.

By incorporating various strengths (such as precision mechanical design, processing technology, sensor technology, and image processing technology) and advancing synergy with Canon’s group technology during the development, manufacture, and servicing of Canon’s medical equipment products, Canon will continue to work hard to provide products with high added value that further contribute to improvements in healthcare.

In the component business market, both the expanding demand in emerging markets and the demand to transition from Computed Radiography (“CR”) to Digital Radiography (“DR”) continue to drive steady market growth for X-ray equipment. On the other hand, technological competition with component manufacturers in Europe and the USA has been increasing for high-end products, and price competition with manufacturers in China and South Korea has been increasing for the low-end product segment where products are becoming commoditized. Under these market circumstances, Canon released our new flat panel detectors (“CXDI-710C Wireless series”) in 2017, featuring weight-saving and waterproof performance, and this has contributed to increased sales quantity in the DR product market. In the dynamic X-ray equipment market, where high growth is expected, Canon is continuing its strong efforts to promote sales of fluoroscopy and angiography systems. With regard to our X-ray tube units, X-ray imaging devices, etc., Canon has developed competitive products for this business based on our highly reliable core technologies (high-voltage vacuum technology, hydrodynamic liquid metal bearing technology, cesium iodide deposition technology, etc.), which have contributed to strong sales.

Regarding ophthalmic equipment, Canon responded to stiffer market competition in the growing Optical Coherence Tomography (“OCT”) market by upgrading a OCT Angiography software series which enables depiction of retinal blood vessels without using fluorescein, a substance that potentially causes strong allergic reactions.

- Industry and Others Business Unit -

In the market for semiconductor lithography equipment, investments for memory devices has remained positive due to the demand expansion for 3D-NAND flash memory semiconductors used in data centers. In the market for i-line steppers, investments for diversified IoT devices and automotive semiconductors has remained stable. In the market for back-end lithography systems, chip makers have required higher density integration and thinner chip production which resulted in the investment growth for large-capacity memories such as Through-Silicon Via (“TSV”).

Responding to diversified semiconductor applications, Canon has been developing a “design-in” business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon has made steady progress in developing products with high added value. Canon has a wide variety of product line-ups for such as IoT devices and automotive semiconductors, which are rapidly becoming more widespread. Canon is ready to expand the market share further by KrF scanner “FPA-6300ES6a” which realized high productivity and the highest level of overlay for memory production, and by continuous upgrades of i-line stepper “FPA-5550iZ2.” For back-end lithography systems, Canon is going to meet the variety of market needs with releasing high-resolution optional function of “FPA-5520iV” which can be adapted to FOWLP (Fan Out Wafer Level Package) process and responds to the latest packaging. Canon is also preparing for the mass production of Nanoimprint semiconductor lithography equipment.

In the market for FPD lithography equipment, investments of high-definition organic light-emitting diode (“OLED”) panels for mobile applications has settled down after an uptrend, but there is an ongoing momentum of application expansion such as automotive panels. The TV market performed stable due to the continuous investments for large-sized TVs mostly in China’s market. The TV market has seen flat-screen TVs spread, and is expected to experience a transition to high-quality TVs represented by large-sized, high-definition panels and OLED displays. In order to meet this needs, Canon launched “MPAsp-H1003T” which enables one shot exposure of high quality 65-inch panel on a G8 glass substrate. Canon is aiming to expand the market share further with strengthening competitiveness and improving throughput of “MPAsp-E813H” to meet the diversification of OLED products.

Regarding the network cameras, in addition to crime prevention and disaster monitoring, development is also progressing for various applications to support video analysis based marketing and productivity improvement and others. As a result, the demand is increasing for high-grade cameras supporting high resolution and improving performance under low light, as well as for video analysis software. Thus, the market is on an expansion trend.

In the first half of 2018, Canon launched the ultra-high sensitivity network camera “ME20F-SHN” to demonstrate its power for monitoring, especially at night, important facilities, rivers, borders, disaster areas, and dark places. Moreover, Canon released the “Moving Object Mask”, an embedded application for Milestone Systems’ video management software “XProtect” which can silhouette display a moving body in a video for consideration of privacy. In the second half of 2018, Canon welcomed BriefCam, a company advancing with video analytics software differentiated by unique Video Synopsis technology, into the Group. In addition to business growth, their arrival in the Group strengthened the foundation as a solution provider integrating network cameras, video management software, and video analysis software, etc.

Now and in the future, Canon will strive to become the global leader of network video solution with strengthening the collaboration within the Canon Group, accelerating the integration of technology, and offering the optimized solution.

NET SALES BY SEGMENT

The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2018	change	2017	change	2016
	(Millions of yen, except percentage data)
Office	1,807,301	0.1%	1,804,782	3.4%	1,745,996
Imaging System	1,008,165	-11.3	1,136,188	3.7	1,095,289
Medical System	437,578	0.3	436,187	—	—
Industry and Others	805,211	1.6	792,850	22.6	646,483
Eliminations	(106,318)	—	(89,992)	—	(86,281)

Total	3,951,937	-3.1%	4,080,015	19.9%	3,401,487

Note:

Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the year ended December 31, 2016 were not restated since they were not material.

From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Sales amounts for the years ended 2017 and 2016 also have been restated.

NET SALES BY GEOGRAPHIC AREA

The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2018	change	2017	change	2016
	(Millions of yen, except percentage data)
Japan	869,577	-1.7%	884,828	25.2%	706,979
Americas	1,076,402	-2.8	1,107,515	14.9	963,544
Europe	1,015,428	-1.3	1,028,415	12.6	913,523
Asia and Oceania	990,530	-6.5	1,059,257	29.6	817,441

Total	3,951,937	-3.1%	4,080,015	19.9%	3,401,487

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

For medical business, CMSC sells its products directly or through regional marketing subsidiaries and distributors.

Canon also sells laser printers on an OEM basis to HP Inc.. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2018 and 2017, OEM sales to HP Inc. constituted 13.6% and 13.1%, respectively, of Canon’s consolidated net sales.

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

Canon services its copying machines, office MFDs, printers, and supplies replacement drums, parts, toner and paper. Most customers enter into a contract under which Canon offers consumables and parts as well as break fix activities in return mainly for a stated amount of the contract plus a per copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.

For diagnostic imaging systems, including CT, MRI, ultrasound, and X-ray systems, Canon provides comprehensive repairs, service, and maintenance to ensure that customers are able to use these products to their full potential at all times. Canon maintains support contracts with customers and has technical call centers. In addition, to help ensure customer satisfaction, Canon offers service training programs for engineers working in overseas medical institutions. For the service contract of medical system products, customers pay stated fixed fees for the stand ready maintenance service.

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

Average prices for compact digital cameras in the industry increased in 2018 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.

Canon’s primary competitors in the compact digital camera market are Sony Corporation and Nikon Corporation. Canon’s primary competitors in the digital video camcorder market are Sony Corporation; Panasonic Corporation; and JVC Kenwood Corporation. Canon’s primary competitors in the inkjet printer market are HP Inc., Seiko Epson Corporation and Brother Industries, Ltd.

- Medical System Business Unit -

Canon’s primary competitors in the diagnostic medical imaging market are General Electric Company, Siemens AG, Koninklijke Philips N.V., Hitachi, Ltd., and Fujifilm Corporation. Canon has also new competitors such as United Imaging Healthcare Co. Ltd., Chinese vendor.

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

- Industry and Others Business Unit -

Very stiff competition continues in the markets for lithography equipment used in the production of semiconductor devices and FPD. In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, in the markets for semiconductor and FPD lithography equipment, and ASML Holding N.V., in the market for semiconductor lithography equipment only.

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

Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share of the industry-leading South Korean market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. In the trend of demand expansion for 4K displays and OLED panels, Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high productivity and high resolution.

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

1.	UN Frameworks to Address Global Issues, which are related to the Environment including Climate Changes

The United Nations adopted the 2030 Agenda for Sustainable Development Goals (“SDGs”) on September 25, 2015, under the UN Sustainable Development Summit. SDGs cover global issues to be addressed for transforming the world toward sustainable development over the next 12 years, which are composed of 17 goals and 169 targets. The goals and targets cover a wide-range global issues, including the environmental areas such as climate change, sustainable energy, efficient use of natural resources and reduction of waste. Based upon the SDGs, member states will introduce national policies and initiatives to tackle such global environmental issues, and Canon may need to implement further actions to respond to potential national initiatives.

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

Upon the Agreement, Canon is further striving to reduce CO2 emissions toward the low-carbon society. Canon has established 2018-2020 Mid-Term Environmental Goals and monitors its progress on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by average 3% improvement”, “Raw materials and usage CO2 emissions improvement index per product by average 3% improvement”, and “Improve energy consumption basic unit at operational sites by 1.2% (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product, that was an average improvement of 5.2% (2008-2017) and cumulative 35.9% as compared with 2008. Also, total lifecycle CO2 emissions in 2017 were 7.559 million tons, which were verified by a third party in April 2018.

Canon continues to pursue CO2 emission reductions both locally and globally through energy-efficient product design and improvement of logistics and factory operations.

2.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”)

Under RoHS Directive, from July 1, 2006, companies have been required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to include medical and measurement equipment starting in July 2014. New subsidiary directive of RoHS Directive restricting an additional four substances, Bis (2-ethylhexyl) phthalate (“DEHP”), Butyl benzyl phthalate (“BBP”), Dibutyl phthalate (“DBP”) and Diisobutyl phthalate (“DIBP”), was published in June 2015, and these substances will be restricted starting in 2019. In 2018, study for more additional restricted substances was started, and the preparatory study for the next recast of RoHS will start from 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire and/or additional substances are restricted in the future, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs.

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

The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode and standby mode and external power supplies were adopted in and have been applied since 2010. This measure was expanded in 2013 to include requirements for energy modes with “networked standby”. The requirements for “networked standby” were applied from 2015. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (“VA”) and began implementation in 2011. Currently the VA is under review, and commitments may become tighter than ever because the European authorities and NGOs are expected to require a stricter VA including resource efficiency-related criteria. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes..

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

6.	Chinese Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products

The Chinese Ministry of Information Industry revised Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products in January 2016, and regulates the same six substances covered by the EU RoHS in electrical and electronic products. The measures establish two stages of implementation. Stage 1 is in effect and covers all Canon products. To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. Stage 2 requires that the contents of six regulated substances in specific (as specified by the Chinese Government in the “Compliance catalog”) be restricted by limitations similar to the EU RoHS Directive. The “Compliance catalog” including printers, copying machines and facsimile machines was published on March 12, 2018. Standards to implement these measures are under discussion by the Chinese government.

The requirements may increase Canon’s costs and have an adverse effect on its operating results and financial condition.

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

During the year ended December 31, 2018, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•

CMSC, a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2018 were approximately ¥86,738 thousand. The net profit was substantially less than that.

•

Canon Europa N.V. (“CENV”), a wholly-owned Dutch subsidiary of Canon Finance Netherlands B.V., which is wholly-owned by Canon Inc., had indirect sales transactions through independent distributors in Dubai, United Arab Emirates and Algete, Spain for medical products such as digital radiography systems with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2018 were in foreign currency of approximately ¥11,914 thousand. The net profit was substantially less than that.

•

Canon India Pvt. Ltd., a wholly-owned Indian subsidiary of Canon Singapore Pte. Ltd. (“CSPL”), a wholly-owned Singapore subsidiary of Canon Inc., has a service contract for a copier machine with the Iranian embassy in New Delhi. Total gross sales under this contract and activity above during the year 2018 was in foreign currency of approximately ¥5 thousand. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2018 that requires disclosure in this report under Section 13(r)

of the Exchange Act. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.

C. Organizational structure

Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2018, Canon Inc. had 379 consolidated subsidiaries and 8 affiliated companies accounted for by the equity method.

The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2018.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Canon Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%

D. Property, plants and equipment

Canon’s manufacturing is conducted primarily at 30 plants in Japan and 18 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2018 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,564	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	166	Training and administration

Kawasaki Office, Kanagawa	1,904	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	370	Development of software for office imaging products

Fuji-Susono Research Park, Shizuoka	932	R&D in electrophotographic technologies

Ayase Office, Kanagawa	394	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	926	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	384	Quality engineering

Oita Plant, Oita	389	Manufacturing of semiconductor devices

Yako Office, Kanagawa	906	Development of inkjet printers, inkjet chemical products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Utsunomiya Office, Tochigi	2,764

Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,127	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	972	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,310	Components, magnetic heads, document scanners and laser printers

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,104	Label printer, Card printer, Optical equipment, Motor

Canon Precision Inc., Aomori	1,591	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	144	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,907	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	725	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	1,577	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,095	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	3,143	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	233	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	992	Recycling of toner cartridges, repair and recycling of business machines

Fukui Canon Materials Inc., Fukui	191	OPC raw stock, material for optics, High water-repellent material

Miyazaki Canon Inc., Miyazaki	179	Digital cameras

Canon Mold Co., Ltd., Ibaraki	219	Molds

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon ANELVA Corporation, Kanagawa and Yamanashi	750	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	675	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	373	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	518	Digital cameras

Hita Canon Materials Inc., Oita	289	Rubber functional components

Canon Medical Systems Corporation, Tochigi	1,419	R&D, manufacturing and sales of medical equipment

Canon Electron Tubes & Devices Corporation, Tochigi	357	R&D, manufacturing and sales of electron tubes and its application products

Europe

Canon Giessen GmbH, Giessen, Germany	348	Remanufacturing of copying machines and semiconductor production equipment

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands	2,179	Document management, digital sheet-fed presses and wide format printers

Americas

Canon Virginia, Inc., Virginia, U.S.	1,537	Toner cartridges, molds and remanufacturing of copying machines

Asia

Canon Inc., Taiwan, Taiwan	1,595	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,721	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,722	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,274	Inkjet printers, office MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	52	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,356	Inkjet printers, laser printers, office MFDs, scanners and contact image sensors

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon (Suzhou) Inc., Suzhou, China	1,524	Copying machines

Canon Business Machines (Philippines),Inc., Batangas, Philippines	898	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Miyazaki Canon, Inc., Miyazaki	New production base (Imaging System Business Unit)

Oita Canon Inc., Oita	New production base (Imaging System Business Unit)

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and results of operations.

Overview

Canon is one of the world’s leading manufacturers of office MFDs, plain paper copying machines, laser printers, cameras, inkjet printers, medical equipment, semiconductor lithography equipment and FPD lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit which was newly established in 2017, and the Industry and Others Business Unit.

Economic environment

Looking back at the global economy in 2018, the U.S. economy steadily recovered as corporate earnings and employment conditions improved. In Europe, while domestic demand remained firm, the rate of growth decelerated due to sluggish export growth. In China, the economy slowed down due to sluggish capital investments and a decline in consumer spending. The economies of other emerging markets also worsened, due to such factors as local currency depreciation. In Japan, the economy recovered moderately supported by continuing improvements in employment conditions. As a result, the global economy overall continued to realize a moderate recovery. However, the pace of economic growth slowed down from the latter half of the year as a result of trade friction.

Market environment

As for the markets in which Canon operates amid these conditions, office MFDs and laser printers enjoyed solid demand due to the shift from monochrome to color models and robust demand in emerging markets. The decline of the camera market continued and the market for inkjet printers was slightly below the level of the previous year. On the other hand, demand for medical equipment grew moderately. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased, while capital investment in OLED panel manufacturing equipment faced a temporary slowdown. Demand for network cameras enjoyed solid growth.

The average value of the yen during the year was ¥110.43 against the U.S. dollar, a year-on-year appreciation of approximately ¥2, and ¥130.29 against the euro, a year-on-year depreciation of approximately ¥4.

Summary of operations

During 2018, unit sales of office MFDs increased compared with the previous year due to the expanded sales of color models, mainly outside of Japan. Additionally, unit sales of both monochrome and color laser printers increased compared with the previous year, supported by the steady sales of newly launched models. Total sales volume of interchangeable-lens digital cameras decreased compared with the previous year due to contraction of the market mainly for entry-class models. However, sales of mirrorless cameras increased. Looking at inkjet printers, although sales unit of refillable ink tank models increased in emerging markets, unit sales overall decreased compared with the previous year, due to decreasing demand in developed economies. For medical equipment, newly launched diagnostic ultrasound systems and MRI systems experienced solid demand, mainly outside of Japan, achieving increased sales compared with the previous year. For industrial equipment, sales of semiconductor lithography equipment increased significantly compared with the previous year, thanks to favorable market conditions. However, manufacturing equipment for OLED panels decreased compared with the previous year mainly due to a slowdown in investment in OLED panels. Sales of network cameras increased steadily in response to the growing market. Under these conditions, net sales for the year decreased by 3.1% year on year to ¥3,951,937 million. In addition, the gross profit ratio dropped by 2.4 points to 46.4%. This was mainly due to the fact that certain costs that were recorded under operating expenses in the prior years have been reclassified to cost of sales in 2018, following the adoption of new accounting standards related to revenue recognitions as described in Note 15 of the Notes to Consolidated Financial Statements. The reclassified amount for the year ended December 31, 2018 was ¥115,700 million. Excluding the impact of this reclassification, the gross profit ratio increased by 0.6 points to 49.4%. Operating expenses decreased by 10.6% year on year to ¥1,492,602 million, thanks to Group-wide efforts to thoroughly manage expenses as well as impairment loss on goodwill of commercial printing business during the previous year in addition to the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards. As a result, operating profit increased by 6.6% to ¥342,952 million. Other income (deductions) decreased by ¥12,339 million, mainly due to gain on securities contributed to the retirement benefit trust during the previous year, while income before income taxes increased by 2.5% year on year to ¥362,892 million and net income attributable to Canon Inc. increased by 4.5% to ¥252,755 million.

Total assets decreased by ¥298,826 million to ¥4,899,465 million at December 31, 2018, compared to the end of previous year, mainly due to the decrease of cash and cash equivalents. Total liabilities decreased by ¥220,564 million to ¥1,881,552 million at December 31, 2018, compared to the end of previous year, mainly due to the repayment of the long-term debt. Total equity decreased by ¥78,262 million to ¥3,017,913 million at December 31, 2018, compared to the end of previous year, mainly due to the increase of accumulated other comprehensive loss resulting from the appreciation of yen.

Key performance indicators

The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.

KEY PERFORMANCE INDICATORS

	2018	2017	2016	2015	2014
Net sales (Millions of yen)	3,951,937	4,080,015	3,401,487	3,800,271	3,727,252
Gross profit to net sales ratio	46.4%	48.8%	49.2%	50.8%	49.9%
R&D expense to net sales ratio	8.0%	8.2%	9.0%	8.8%	8.4%
Operating profit to net sales ratio	8.7%	7.9%	6.4%	9.0%	9.3%
Income before income taxes to net sales ratio	9.2%	8.7%	7.2%	9.1%	10.3%
Inventory turnover measured in days	56 days	49 days	59 days	47 days	50 days
Debt to total assets ratio	8.2%	10.2%	11.9%	0.0%	0.0%
Canon Inc. shareholders’ equity to total assets ratio	57.7%	55.2%	54.2%	67.0%	66.8%

Notes:

1.

Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5. The increase of inventory turnover in 2016 was primarily due to the acquisition of CMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

2.	See notes to Item 3A “Selected Financial Data”.

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

Operating profit ratio (ratio of operating profit to net sales), income before income taxes ratio (ratio of income before income taxes to net sales), and R&D expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon is striving to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain adequate spending in core technology to sustain Canon’s leading position in its current business areas and to exploit opportunities in other markets. Canon believes such investments will create the basis for future success in its business and operations.

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

Revenue recognition

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as CT systems and MRI systems, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied.

Most of Canon’s service revenue is generated from office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.

The majority of service arrangements for office products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where significant judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related office products are sold.

Canon also provides leasing arrangement to the customers primarily for the sales of office products. Approximately 4% of total revenue is generated from these leasing arrangements for the year ended December 31, 2018. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product, financing and executory costs, while non-lease components generally consist of maintenance contracts and supplies.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for imaging system products, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on our products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.

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

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2018. The fair values of all reporting units exceeded its respective carrying amount, and thus no impairment charge was recognized as a result of 2018 impairment test. However, with regard to goodwill attributed to commercial printing business included in Office Business Unit for which the impairment charge of ¥33,912 million was recognized for the year ended December 31, 2017, and goodwill attributed to Medical System Business Unit and network camera business included in Industry and Others Business Unit were resulted from recent acquisitions, fair values in excess of reported carrying values as a percentage are lower than other reporting units. As a result, a future reduction in cash flows of the related business, could trigger an impairment. The goodwill related to these reporting units are ¥28,066 million, ¥500,896 million and ¥211,598 million, respectively. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 7 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 15 years, respectively.

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

In preparing its financial statements for 2018, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.6% for Japanese plans and 2.4% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 2.9% for Japanese plans and 4.4% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2018, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥94,366 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.

Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2018, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,657 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

Recently Issued Accounting Guidance

Please refer to Note 1 of the Notes to Consolidated Financial Statements.

Consolidated results of operations

2018 compared with 2017

Summarized results of operations for 2018 and 2017 are as follows:

	2018	Change	2017
	(Millions of yen, except per share
	amounts and percentage data)
Net sales
Products and Equipment	3,194,724	-9.3%	3,521,156
Services	757,213	+35.5	558,859

	3,951,937	-3.1	4,080,015
Operating profit	342,952	+6.6	321,605
Income before income taxes	362,892	+2.5	353,884
Net income attributable to Canon Inc.	252,755	+4.5	241,923

Net income attributable to Canon Inc. shareholders per share:
Basic	234.09	+5.0	222.88
Diluted	234.08	+5.0	222.88

Note: See notes to Item 3A “Selected Financial Data”.

Sales

In the current business term, the world economy seemingly mounted a gradual recovery on the whole, yet decelerated in the latter half largely due to adverse effects of trade friction. In such an environment, although each of Canon Group’s businesses endeavored to expand sales particularly with respect to new products, Canon’s consolidated net sales in 2018 totaled ¥3,951,937 million, a decrease of 3.1% from the previous year largely due to adverse effect of a shrinking market. The adoption of the new revenue standard required the reconsideration of the scope of performance obligations related to service contracts, which has resulted in a change in classification of revenues between the products and service revenues. As a result, net sales of products and equipment totaled ¥3,194,724 million, a year-on-year decrease of 9.3%, while net sales of services totaled ¥757,213 million, a year-on-year increase of 35.5%. For further information, please refer to Note 15 of the Notes to Consolidated Financial Statements.

Overseas operations are significant to Canon’s operating results and generated 78.0% of total net sales in 2018. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.

The average value of the yen during the year was ¥110.43 against the U.S. dollar, a year-on-year appreciation of approximately ¥2, and ¥130.29 against the euro, a year-on-year depreciation of approximately ¥4. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥1,024 million in 2018. This favorable impact consisted of approximately ¥17,800 million of unfavorable impact for the U.S. dollar denominated sales and favorable impact of ¥22,534 million for the euro denominated sales, and unfavorable impact of ¥3,710 million for other foreign currency denominated sales.

Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratios of cost of sales to net sales for 2018 and 2017 were 53.6% and 51.2%, respectively.

Gross profit

Canon’s gross profit in 2018 decreased by 7.8% to ¥1,835,554 million from 2017. The gross profit ratio also dropped by 2.4 points to 46.4%. This was mainly due to the fact that certain costs that were under operating expenses have been reclassified under cost of sales following the adoption of new accounting standards related to revenue recognitions as described in Note 15 of the Notes to Consolidated Financial Statements. The reclassified amount for the year ended December 31, 2018 was ¥115,700 million. Excluding the impact of this reclassification, the gross profit ratio increased by 0.6 points to 49.4%.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased by 10.6% year on year to ¥1,492,602 million, thanks to Group-wide efforts to thoroughly manage expenses as well as impairment loss on goodwill of commercial printing business during the previous year in addition to the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards.

Operating profit

Operating profit in 2018 increased by 6.6% from 2017 to a total of ¥342,952 million. The ratio of operating profit to net sales increased by 0.8 points to 8.7% from 2017.

Other income (deductions)

Other income (deductions) for 2018 was ¥19,940 million, a decrease of ¥12,339 million from 2017 mainly due to gain on securities contributed to the retirement benefit trust during the previous year.

Income before income taxes

Income before income taxes in 2018 was ¥362,892 million, an increase of 2.5% from 2017, and constituted 9.2% of net sales.

Income taxes

Income taxes in 2018 decreased by ¥1,874 million from 2017. The effective tax rate for 2018 was 26.5%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expenses.

Net income attributable to Canon Inc.

As a result, net income attributable to Canon Inc. in 2018 increased by 4.5% to ¥252,755 million, which represents 6.4% of net sales.

Segment information

Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit which was newly established in 2017, and the Industry and Others Business Unit.

•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.
•

The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Medical System Business Unit mainly includes digital radiography systems, diagnostic X-ray systems, CT systems, MRI systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, vacuum thin-film deposition equipment, OLED panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2018	Change	2017
	(Millions of yen, except percentage data)
Office	1,807,301	+0.1%	1,804,782
Imaging System	1,008,165	-11.3	1,136,188
Medical System	437,578	+0.3	436,187
Industry and Others	805,211	+1.6	792,850
Eliminations	(106,318)	—	(89,992)

Total	3,951,937	-3.1%	4,080,015

Within the Office Business Unit, unit sales of office MFDs increased from the previous year, thanks to expanded sales of such color models as the imageRUNNER ADVANCE Gen3 2nd Edition series, which enhances convenience through compatibility with external cloud services, and the imageRUNNER C3020 series of strategic models for emerging markets. As for laser printers, sales of hardware increased from the previous year, supported by steady sales mainly of new models that achieve low power consumption, compact body designs and high productivity. Sales of consumables remained at the same level as the previous year. These factors resulted in total sales for the business unit of ¥1,807,301 million, a year-on-year increase of 0.1%, while income before income taxes increased by 17.3% year on year to ¥229,187 million partly due to impairment loss on goodwill during the previous year.

Within the Imaging System Business Unit, although unit sales of interchangeable-lens digital cameras decreased overall compared with the previous year due to shrinking market, Canon maintained the top share of the overall interchangeable-lens digital cameras market, mainly in key countries in Europe and the Americas as well as in Japan and China. In mirrorless cameras, sales were strong for such new models as the EOS R, Canon’s first mirrorless camera equipped with a full-frame sensor, and the entry-class EOS Kiss M. As for digital compact cameras, although unit sales decreased compared with the previous year amid the shrinking market, sales of such high-value-added models as the PowerShot G-series enjoyed solid demand. For inkjet printers, unit sales of refillable ink tank models increased significantly in emerging markets. However, unit sales decreased overall compared with the previous year, mainly due to the shrinking market in developed economies. For large format inkjet printers, the imagePROGRAF TX series, which is suitable for outputting CAD drawings and poster designs, garnered high praise from the market and enjoyed solid sales. As a result, sales for the business unit decreased by 11.3% year on year to ¥1,008,165 million, while income before income taxes decreased by 31.1% year on year to ¥121,254 million.

Within the Medical System Business Unit, sales increased due to such newly launched products as the Alphenix-series of next-generation diagnostic X-ray systems and the Vantage Orian, a high-image-quality MRI system incorporating leading-edge technology. As a result, sales for the business unit increased by 0.3% year on year to ¥437,578 million, while income before income taxes increased by 31.0% year on year to ¥29,479 million.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year due to increasing demand for memory devices used in data centers. However, for FPD lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the previous year mainly due to a temporary slowdown in investment in OLED panels. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 1.6% year on year to ¥805,211 million, while income before income taxes increased by 60.7% year on year to ¥67,607 million.

Intersegment sales of ¥106,318 million are eliminated from total sales for the four segments, and are described as “Eliminations”.

Sales by geographic area

Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.

A summary of net sales by geographic area in 2018 and 2017 is provided below:

	2018	Change	2017
	(Millions of yen, except percentage data)
Japan	869,577	-1.7%	884,828
Americas	1,076,402	-2.8	1,107,515
Europe	1,015,428	-1.3	1,028,415
Asia and Oceania	990,530	-6.5	1,059,257

Total	3,951,937	-3.1%	4,080,015

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.

A geographical analysis indicates that net sales in 2018 are summarized as follows.

In Japan, net sales decreased by 1.7% from the previous year mainly owing to the decline in sales of interchangeable-lens digital cameras and compact digital cameras.

In the Americas, despite solid sales of network cameras, net sales decreased by 2.8% from the previous year mainly owing to the negative effect of the yen’s appreciation and the decline in sales of interchangeable-lens digital cameras and compact digital cameras.

In Europe, net sales decreased by 1.3% from the previous year mainly owing to the decline in sales of interchangeable-lens digital cameras and compact digital cameras.

In Asia and Oceania, net sales decreased by 6.5% from the previous year mainly owing to the decline in sales of interchangeable-lens digital cameras, compact digital cameras, manufacturing equipment for OLED panels which is sold by Canon Tokki, and manufacturing equipment for FPD.

Income before income taxes by segment

Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.

Income before income taxes for the Office Business Unit in 2018 increased by 17.3% from the previous year to ¥229,187 million, as impairment loss on goodwill incurred during the previous year.

Income before income taxes for the Imaging System Business Unit in 2018 decreased by 31.1% from the previous year to ¥121,254 million, owing to shrinking market for interchangeable-lens digital cameras.

Income before income taxes for the Medical System Business Unit in 2018 increased by 31.0% from the previous year to ¥29,479 million, mainly due to cost reduction and favorable sales of diagnostic X-ray systems and MRI systems.

Income before income taxes for the Industry and Others Business Unit in 2018 increased by 60.7% from the previous year to ¥67,607 million, thanks to strong sales of semiconductor lithography equipment and network cameras.

2017 compared with 2016

Summarized results of operations for 2017 and 2016 are as follows:

	2017	Change	2016
	(Millions of yen, except per share amounts and percentage data)
Net sales
Products and Equipment	3,521,156	+17.9%	2,986,188
Services	558,859	+34.6	415,299

	4,080,015	+19.9	3,401,487
Operating profit	321,605	+48.6	216,425
Income before income taxes	353,884	+44.6	244,651
Net income attributable to Canon Inc.	241,923	+60.6	150,650

Net income attributable to Canon Inc. shareholders per share:
Basic	222.88	+61.6	137.95
Diluted	222.88	+61.6	137.95

Note: See notes to Item 3A “Selected Financial Data”.

Sales

In the current business term, the world economy as a whole continued to recover more robustly than was expected at the beginning of the year. In such an environment, due to efforts to promote sales of newly launched models and high-value-added models, along with the impact of acquiring CMSC, Canon’s consolidated net sales in 2017 totaled ¥4,080,015 million, an increase of 19.9% from the previous year. Net sales of products and equipment totaled ¥3,521,156 million, a year-on-year increase of 17.9%, while net sales of services totaled ¥558,859 million, a year-on-year increase of 34.6% due to the impact of acquiring CMSC.

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

Gross profit

Canon’s gross profit in 2017 increased by 19.1% to ¥1,990,554 million from 2016. The gross profit ratio decreased by 0.4 points year on year to 48.8%. The decrease in the gross profit ratio is primarily due to the effect of product mix.

Operating expenses

The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses increased 14.7% year on year to ¥1,668,949 million owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, the impact of acquiring CMSC, and the impact of recognizing impairment losses on goodwill.

Operating profit

Operating profit in 2017 increased 48.6% from 2016 to a total of ¥321,605 million. The ratio of operating profit to net sales increased by 1.5 points to 7.9% from 2016.

Other income (deductions)

Other income (deductions) for 2017 was ¥32,279 million, an increase of ¥4,053 million from 2016 mainly due to gain on securities contributed to retirement benefit trust which was partially offset by foreign currency exchange losses.

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

•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.
•

The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators.

•

The Medical System Business Unit mainly includes digital radiography systems, diagnostic X-ray systems, CT systems, MRI systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment.

•

The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, vacuum thin-film deposition equipment, OLED panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners.

Sales by segment

Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.

Canon’s sales by segment are summarized as follows:

	2017	Change	2016
	(Millions of yen, except percentage data)
Office	1,804,782	+3.4%	1,745,996
Imaging System	1,136,188	+3.7	1,095,289
Medical System	436,187	—	—
Industry and Others	792,850	+22.6	646,483
Eliminations	(89,992)	—	(86,281)

Total	4,080,015	+19.9%	3,401,487

Within the Office Business Unit, unit sales of office MFDs increased from the previous year and achieved higher growth than the market average, supported by steady sales of next-generation color models designed to strengthen the product lineup such as the newly launched color A3 (12”x18”) imageRUNNER ADVANCE C3500 series for small- and medium-size offices. Among digital sheet-fed presses, unit sales of the Océ-produced VarioPrint i300, a digital sheet-fed presses color inkjet press that offers superior low-running-cost performance, increased. As for laser printers, sales of both hardware and consumables increased from the previous year, supported by steady sales of new models that achieve low power consumption and compact body designs. These factors resulted in total sales for the business unit of ¥1,804,782 million, a year-on-year increase of 3.4%, while income before income taxes totaled ¥195,369 million, a year-on-year increase of 15.0%.

Within the Imaging System Business Unit, while the pace of decline in demand for interchangeable-lens digital cameras is gradually decelerating, the sales of the advanced-amateur-models —including the EOS 6D Mark II—enjoyed solid demand, allowing Canon to maintain the top share, mainly in the United States, Europe, and Japan. As for compact-system cameras, the advanced-amateur-model EOS M6 and the entry-level EOS M100 enjoyed strong demand. As for digital compact cameras, amid the shrinking market, unit sales remained at the same level as the previous year, supported by the increased sales of such high-value-added models as the newly launched G9 X Mark II—part of the high-image-quality PowerShot G-series lineup. As for inkjet printers, the newly designed home-use TS-series, refillable ink tank models targeting emerging countries and the imagePROGRAF PRO series of large format inkjet printer targeting the professional photo and graphic art markets enjoyed strong demand, resulting in unit sales increasing from the previous year. As a result, sales for the business unit increased by 3.7% year on year to ¥1,136,188 million, while income before income taxes totaled ¥175,913 million, a year-on-year increase of 21.8%.

Within the Medical System Business Unit, CMSC’s CT system products increased the sales and maintained the top share in the Japanese market thanks to the solid sales of the newly launched Aquilion Precision CT scanner, which delivers the industry’s highest level of high-resolution imaging. As for diagnostic ultrasound systems, sale of the Aplio i-series, which delivers proprietary high-resolution imaging technology, remained firm. As a result, sales for the business unit totaled ¥436,187 million, while income before income taxes totaled ¥22,505 million.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED panels increased significantly in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, amid increasing market demand, Axis enjoyed solid sales, resulting in a considerable sales increase compared with the previous year. Consequently, sales for the business unit increased by 22.6% year on year to ¥792,850 million, while income before income taxes grew by ¥35,008 million from the previous year to ¥42,067 million.

Intersegment sales of ¥89,992 million are eliminated from total sales for the four segments, and are described as “Eliminations”.

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

In Japan, net sales increased by 25.2% from the previous year mainly due to the impact of acquiring CMSC.

In the Americas, net sales increased by 14.9% from the previous year due to the impact of acquiring CMSC, solid sales of network cameras and the positive effects of favorable currency exchange rates.

In Europe, net sales increased by 12.6% from the previous year due to the impact of acquiring CMSC, solid sales of network cameras and the positive effects of favorable currency exchange rates.

In Asia and Oceania, net sales increased by 29.6% from the previous year due to the impact of acquiring CMSC and strong sales of manufacturing equipment for OLED panels which is sold by Canon Tokki and manufacturing equipment for FPD.

Income before income taxes by segment

Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.

Income before income taxes for the Office Business Unit in 2017 increased by 15.0% from the previous year to ¥195,369 million, owing to the positive effects of favorable currency exchange rates.

Income before income taxes for the Imaging System Business Unit in 2017 increased by 21.8% from the previous year to ¥175,913 million, owing to the improvement in profitability from the sales shift to high-added-value models in cameras, along with the positive effects of favorable currency exchange rates.

Income before income taxes for the Medical System Business Unit, which was newly established in 2017, was ¥22,505 million in 2017.

Income before income taxes for the Industry and Others Business Unit in 2017 grew by ¥35,008 million to ¥42,067 million thanks to strong sales of manufacturing equipment for OLED panels and network cameras.

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

B. Liquidity and capital resources

Cash and cash equivalents decreased by ¥201,169 million to ¥520,645 million in fiscal 2018 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.

Net cash provided by operating activities decreased by ¥225,264 million to ¥365,293 million in fiscal 2018 compared to the previous year due to increase of capital used for operations and income tax paid. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2018, cash inflow from cash received from customers decreased due to sales deterioration. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials increased due to an increase of inventory level resulting from sales decline. Cash outflow for payments for income taxes increased due to an increase in taxable income in fiscal 2017.

Net cash used in investing activities increased by ¥30,605 million to ¥195,615 million in fiscal 2018 mainly due to an increase in payment for acquisitions of businesses.

Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2018, free cash flow decreased by ¥255,869 million to ¥169,678 million as compared with ¥425,547 million for fiscal 2017.

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

Net cash used in financing activities totaled ¥354,830 million in fiscal 2018, mainly resulting from the dividend payout of ¥178,159 million, the repayment for long-term loans of ¥136,094 million. The Company paid dividends in fiscal 2018 of ¥160.00 per share.

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

Short-term loans (including the current portion of long-term debt) decreased by ¥801 million to ¥38,527 million at December 31, 2018 compared with ¥39,328 million at December 31, 2017. Long-term debt (excluding the current portion) decreased by ¥131,276 million to ¥361,962 million at December 31, 2018 compared with ¥493,238 million at December 31, 2017 thanks to the repayment for long-term loans.

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

As of February 28, 2019, Canon’s debt ratings are: Moody’s: Aa3 (long-term); S&P: AA- (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

Canon’s total inventory turnover ratios were 56, 49, and 59 days at the end of the fiscal years 2018, 2017, and 2016, respectively. The inventory turnover in 2018 was reflecting the foregoing circumstances. The inventory turnover in 2016 was primarily impacted by acquisition of CMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

Increase in property, plant and equipment on an accrual basis in 2018 amounted to ¥159,316 million compared with ¥147,542 million in 2017 and ¥171,597 million in 2016. For 2019, Canon projects its increase in property, plant and equipment will be approximately ¥175,000 million.

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥35,044 million in 2018, ¥50,628 million in 2017 and ¥14,575 million in 2016. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥19,570 million in 2018, ¥18,979 million in 2017, and ¥17,603 million in 2016. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,452 million in 2018, ¥4,165 million in 2017 and ¥3,482 million in 2016.

Working capital in 2018 decreased by ¥102,642 million to ¥1,020,527 million, compared with ¥1,123,169 million in 2017 and ¥1,116,379 million in 2016. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2018 was 1.99 compared to 2.01 for 2017 and to 2.14 for 2016.

Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.0% in 2018, compared to 4.7% in 2017 and 3.1% in 2016.

Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 8.9% in 2018 compared with 8.6% in 2017 and 5.2% in 2016.

The debt to total assets ratios were 8.2%, 10.2% and 11.9% as of December 31, 2018, 2017 and 2016, respectively. Canon had short-term loans and long-term debt of ¥400,489 million as of December 31, 2018, ¥532,566 million as of December 31, 2017 and ¥613,139 million as of December 31, 2016.

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

Free Cash Flow

	December 31
	2018	2017
	(Millions of yen)
Net cash provided by operating activities	365,293	590,557
Net cash used in investing activities	(195,615)	(165,010)

Free cash flow	169,678	425,547

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

Canon is currently working on collaborative research with Massachusetts General Hospital and Brigham and Women’s Hospital to develop medical robotics and ultra-miniature endoscope at the Healthcare Optics Research Laboratory in Boston. Also, CMSC has started collaborative research on Deep Learning Reconstruction in MRI systems, together with Kumamoto University and the University of Bordeaux.

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

Canon obtained the third greatest number of patents in the United States in 2018, according to the annual ranking list, released by IFI CLAIMS® Patent Services.

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

The global economy is expected to continue to slow down from the latter half of 2018 and overall, there are concerns of further economic slowdown occurring as a result of intensifying trade friction.

In the businesses in which Canon is involved, for office MFDs, color models are expected to grow steadily. Overall demand for laser printers is expected to remain at the same level as that of the previous year, supported by the trend of shifting from monochrome to color models and increasing demand in emerging markets. For interchangeable-lens digital cameras, while demand for interchangeable-lens digital cameras equipped with full-frame sensors is expected to grow steadily, overall demand is expected to decrease. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to continue to decrease slightly from the previous year.

As for the medical equipment market, demand is expected to remain firm, mainly outside of Japan, with increasing demand in emerging markets and increased demand for advanced medical care in the United States and Europe. Looking at industrial equipment, as for the semiconductor lithography equipment, while demand for automotive devices is expected to increase, capital investment is expected to slow down for memory devices. For FPD lithography equipment and OLED panel manufacturing equipment, capital investment in small- and medium-size display panels is expected to continue to slow down. As for network cameras, demand is expected to continue expanding for high-spec models and image analysis software due to the growing use of network cameras for a widening range of applications.

The Canon Group recognizes the Business Term in 2019 as a year for achieving transformation into an enterprise wielding high productivity on par with other excellent global corporations in every field of business ranging from R&D to production, sales and service, underpinned by a new business portfolio containing four additional new business areas (commercial printing, network cameras, medical system, and industrial equipment). Accordingly, we will work to address the following key challenges under the theme, “Accelerate Grand Strategic Transformation to achieve fundamental improvements in productivity.”

(1) Revitalizing existing businesses

•	We promote efforts to strengthen development of DANTOTSU products that overwhelm competitors, making extensive use of cloud, AI and IoT technologies.
•	We will enhance assembly automation by turning out product designs suitable to automation, and promote in-house production of equipment and key parts throughout the Group.
•	We will make quality and cost improvements by strengthening procurement functions and collaborating with suppliers, and promote in-house production and standardization of parts

(2) Bolstering and expanding new businesses

•

In commercial printing, our aims involve drawing up comprehensive strategy for all printing-related businesses, building platforms for the commercial printing business centered on Océ, and establishing product structures geared to high-resolution and high-mix, small-lot printing.

•	With network cameras, we will enhance and upgrade related software, and promote expansion into a wide range of fields beyond crime prevention and disaster monitoring applications.
•

In the medical field, we will enhance our product strengths and sales capabilities with respect to diagnostic equipment, and will explore possibilities for expanding our business into areas besides diagnostic equipment.

•	With industrial equipment, we will accelerate development of next-generation OLED panel manufacturing equipment and promote development of new industrial equipment

(3) Reforming R&D operation in anticipation of industrial and social changes

•

We will take an approach to the theme of development, grouped into the three areas of: 1. initiatives related to enhancing existing businesses, 2. initiatives aiming to commercialize opportunities in the near future, and 3. initiatives over the medium to long term. Accordingly, we will strive to improve development productivity by forming a development framework that is tailored to those three areas of focus.

•	We will expand and enhance our worldwide research into start-up companies that have substantial potential for growth drawing on their cutting-edge technologies and new business models.

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

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥4,458 million at December 31, 2018. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2018 were not significant.

F. Contractual obligations

The following summarizes Canon’s contractual obligations at December 31, 2018.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	360,000	—	360,000	—	—
Other debt	4,602	2,640	1,443	509	10
Operating Lease Obligations	115,084	29,817	41,239	23,730	20,298
Purchase commitments for:
Property, Plant and Equipment	54,905	54,905	—	—	—
Parts and Raw Materials	120,344	120,344	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	32,400	32,400	—	—	—

Total	687,335	240,106	402,682	24,239	20,308

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

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are established at the time revenue are recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2018 accrued product warranty costs amounted to ¥17,318 million.

At December 31, 2018, commitments outstanding for the purchase of property, plant and equipment were approximately ¥54,905 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥120,344 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

During 2019, Canon expects to contribute ¥13,089 million to its Japanese defined benefit pension plans and ¥19,311 million to its foreign defined benefit pension plans.

Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Audit & Supervisory Board Members of the Company as of March 28, 2019 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Masaya Maeda	President & COO	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communication Products Operations
		3/2010	Managing Director
		3/2014	Senior Managing Director
		3/2016	President & COO*

Toshizo Tanaka	Executive Vice President & CFO	4/1964	Entered the Company
(Oct. 8, 1940)	(Group Executive of Finance & Accounting HQ, Group Executive of Public Affairs HQ, Group Executive of Facilities Management HQ)	1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*
		4/2018	Group Executive of Finance & Accounting HQ*

Toshio Homma	Executive Vice President & CTO & In charge of Office Business (Chief Executive of Office Imaging Products Operations)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations*
		3/2017	Executive Vice President in charge of Office Business*
		3/2019	CTO*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION*
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated
		6/2011	President & CEO of Japan Securities Depository Center, Incorporated*
		6/2013	Director of Toyota Motor Corporation
		3/2014	Director*

Masaaki Nakamura	Audit & Supervisory Board Member	4/1980	Entered the Company
(Jul. 28, 1957)		1/2013	Deputy Group Executive of Facilities Management HQ

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		3/2014	Deputy Group Executive of Human Resources Management & Organization HQ
		4/2014	Executive Officer
		3/2015	Director
		3/2016	Managing Executive Officer
		4/2016	Group Executive of Facilities Management HQ
		2/2017	Group Executive of Public Affairs HQ
		3/2018	Audit & Supervisory Board Member*

Hiroaki Sato	Audit & Supervisory Board Member	4/1982	Entered the Company
(Jan. 29, 1960)		2/2004	Senior General Manager of MR Systems Laboratory
		7/2014	Deputy Group Executive of Advanced Information & Real-world Technology Development Group, Digital System Technology Development HQ
		7/2015	Deputy Group Executive of Digital System Technology Development HQ
		4/2018	Principal Staff Engineer of Digital Bussiness Platform Development HQ
		3/2019	Audit & Supervisory Board Member*

Yutaka Tanaka (Mar. 11, 1949)	Audit & Supervisory Board Member	4/1975	Assistant Judge of the Tokyo District Court
		4/1986	Judge of the Tokyo District Court
		4/1987	Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
		4/1992	Judicial Research Official, the Supreme Court of Japan
		4/1996	Registered as an attorney*
		10/2014	Guest Professor of Keio University Law School*
		3/2019	Audit & Supervisory Board Member*

Hiroshi Yoshida	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
(Sep. 5, 1954)		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited
(formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
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

Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2020. The term of office of Audit & Supervisory Board Members is four years. The current term for Hiroshi Yoshida who was elected in the general meeting of shareholders in March 2017, expires in March 2021, the current term for Masaaki Nakamura and Koichi Kashimoto who were elected in the general meeting of shareholders in March 2018, expires in March 2022, and the current term for Hiroaki Sato and Yutaka Tanaka who were elected in the general meeting of shareholders in March 2019, expires in March 2023.

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

Executive Officers of the Company appointed by the Board of Directors meeting held on January 30, 2019, whom are expected to take the assignment on April 1, 2019, are listed below.

Name	Position	(Group executive/function)
Yoroku Adachi	Executive Vice President	Chairman of Canon U.S.A., Inc.
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Naoji Otsuka	Senior Managing Executive Officer	Chief Executive of Inkjet Products Operations
Toshio Takiguchi	Senior Managing Executive Officer	Chief Executive of Medical Systems and Components Operations, President of Canon Medical Systems Corporation
Kenichi Nagasawa	Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Masanori Yamada	Managing Executive Officer	Group Executive of Image Solutions Business Operations, Chief of Rugby World Cup/Olympic and Paralympic Project
Aitake Wakiya	Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Eiji Osanai	Managing Executive Officer	Group Executive of Production Engineering HQ
Ryuichi Ebinuma	Managing Executive Officer	Group Executive of Corporate Planning HQ
Yuichi Ishizuka	Managing Executive Officer	President of Canon Europa N.V., President of Canon Europe Ltd.
Kazuto Ogawa	Managing Executive Officer	President of Canon U.S.A.,Inc.
Shunsuke Inoue	Managing Executive Officer	Group Executive of R&D HQ, Group Executive of Device Technology Development HQ
Takayuki Miyamoto	Managing Executive Officer	Chief Executive of Peripheral Products Operations, Chief of Canon EXPO Project
Katsumi Iijima	Managing Executive Officer	Group Executive of Digital Business Platform Development HQ
Hiroaki Takeishi	Managing Executive Officer	Chief Executive of Optical Products Operations
Soichi Hiramatsu	Managing Executive Officer	Group Executive of Procurement HQ
Takashi Takeya	Managing Executive Officer	Senior General Manager of Global Logistics Management Center
Go Tokura	Managing Executive Officer	Chief Executive of Image Communication Business Operations
Hisahiro Minokawa	Managing Executive Officer	Group Executive of Human Resources Management & Organization HQ
Nobutoshi Mizusawa	Executive Officer	Deputy Chief Executive of Medical Systems and Components Operations
Yoichi Iwabuchi	Executive Officer	Group Executive of Information & Communication Systems HQ
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Executive Vice President of Canon Europe Ltd.
Toshihiko Kusumoto	Executive Officer	Deputy Chief Executive of Office Imaging Products Operations
Akiko Tanaka	Executive Officer	Deputy Group Executive of Corporate Planning HQ
Ritsuo Mashiko	Executive Officer	President of Oita Canon Inc.
Noriko Gunji	Executive Officer	President of Canon Singapore Pte. Ltd.
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
Tamaki Hashimoto	Executive Officer	Group Executive of Consumer Inkjet Products Group
Hideto Kohtani	Executive Officer	Group Executive of Office Imaging Products Digital Solution Group
Minoru Asada	Executive Officer	Chairman of Océ Holding B.V.
Kazuhiko Nagashima	Executive Officer	Deputy Group Executive of Finance & Accounting HQ
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.
Masaki Omori	Executive Officer	Deputy Group Executive of Production Engineering HQ

Name	Position	(Group executive/function)
Saijiro Endo	Executive Officer	Senior General Manager of Office Imaging Products Development Planning & Management Center
Toshiyuki Matsuda	Executive Officer	Group Executive of Peripherals Marketing Group
Takeshi Ichikawa	Executive Officer	Senior General Manager of Semiconductor Device Research & Development Center
Hiroto Okawara	Executive Officer	Senior General Manager of Image Solutions Development Center 2

B. Compensation

In the fiscal year ended December 31, 2018, Canon pays an aggregate of approximately ¥1,145 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.

Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2018.

Name (Position)		Category of remuneration
	Company	Basic Compensation	Bonus	Stock-Type Compensation Stock Options	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	300	39	33	372
Masaya Maeda (Director)	Canon Inc.	137	22	15	174
Toshizo Tanaka (Director)	Canon Inc.	131	21	14	166
Toshio Homma(Director)	Canon Inc.	110	16	13	139
Shigeyuki Matsumoto(Director)	Canon Inc.	107	15	13	135

Notes:

(1)	Bonus amounts represent the increased portion of accrued directors’ bonuses in fiscal year 2018.

The following two elements comprise remuneration to directors:

•	Basic Compensation: compensation for executing of business operations
•	Bonus: bonus links to business results of current fiscal year

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

The Stock Option Plan Approved on March 29, 2018

1. Grantees of share options

The Company’s 5 directors (excluding outside directors) and 28 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 740.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 74,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From May 2, 2018 to May 1, 2048

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,949 and ¥1,475, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,948 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(c) Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and the Holder, based on the resolution of the Board of Directors’ meeting.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

The Stock Option Plan Approved on March 28, 2019

1. Grantees of share options

The Company’s 4 directors (excluding outside directors) and 31 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 1,163.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 116,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From April 27, 2019 to April 26, 2049

6. Issue price and amount of increased stated capital (yen)

The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights shall be calculated by using the Black-Scholes model based on some conditions to be applied on the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(c) Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and the Holder, based on the resolution of the Board of Directors’ meeting.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

C. Board practices

See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees

The following table shows the numbers of Canon’s employees as of December 31, 2018, 2017 and 2016.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2018
Office	95,052	32,516	9,450	15,200	37,886
Imaging System	53,049	16,699	2,291	1,801	32,258
Medical System	11,759	6,200	1,975	1,744	1,840
Industry and Others	26,763	9,750	4,645	6,484	5,884
Corporate	8,433	8,295	—	52	86

Total	195,056	73,460	18,361	25,281	77,954

December 31, 2017
Office	103,380	32,407	13,263	18,972	38,738
Imaging System	55,909	16,732	2,416	1,841	34,920
Medical System	10,851	5,942	1,834	1,577	1,498
Industry and Others	18,476	9,573	935	3,176	4,792
Corporate	9,160	9,011	—	57	92

Total	197,776	73,665	18,448	25,623	80,040

December 31, 2016
Office	105,480	33,056	14,108	19,103	39,213
Imaging System	55,263	15,845	2,353	1,914	35,151
Industry and Others	27,790	15,042	2,699	4,434	5,615
Corporate	9,140	8,970	—	60	110

Total	197,673	72,913	19,160	25,511	80,089

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership

The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of December 31, 2018. The total is 232,764 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	130,123
Masaya Maeda	President & COO	15,200
Toshizo Tanaka	Executive Vice President & CFO	23,110
Toshio Homma	Executive Vice President & CTO	54,652
Kunitaro Saida	Director	5,500
Haruhiko Kato	Director	—
Masaaki Nakamura	Audit & Supervisory Board Member	2,179
Hiroaki Sato	Audit & Supervisory Board Member	—
Yutaka Tanaka	Audit & Supervisory Board Member	—
Hiroshi Yoshida	Audit & Supervisory Board Member	1,500
Koichi Kashimoto	Audit & Supervisory Board Member	500

	Total	232,764

The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on

March 29, 2018 was 74,000 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2018 to May 1, 2048.

For additional information on the stock option plan, see “B. Compensation” of this Item.

The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2018:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	92,066,100	8.5%
Japan Trustee Services Bank, Ltd. (Trust Account)	54,304,900	5.0%
The Dai-ichi Life Insurance Company, Limited	28,685,980	2.7%
Barclays Securities Japan Limited	26,000,000	2.4%
Mizuho Bank, Ltd.	22,558,173	2.1%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,122,600	2.0%
State Street Bank West Client—Treaty 505234	20,700,178	1.9%
OBAYASHI CORPORATION	16,527,607	1.5%
Moxley and Co. LLC	16,460,829	1.5%
JPMorgan Chase Bank, N.A. 385151	15,603,560	1.4%

Notes:

1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).
4:	Apart from the above shares, the Company owns 254,013,641 shares (19.0% of total issued shares) of treasury stock.
5:	Ownership percentage is calculated by deducting the number of treasury shares from the total shares issued.

Canon’s major shareholders do not have different voting rights from other shareholders.

As of December 31, 2018, 8.2% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 279 residents of the United States of America.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 28, 2019.

In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 8 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated financial statements and other financial information

Consolidated financial statements

This Annual Report contains consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2018, 2017, and 2016 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.

Refer to Item 18 “Financial Statements.”

Legal proceedings

There are no outstanding legal or other proceedings which could reasonably be expected to have a material adverse effect on Canon’s consolidated financial position, results of operations or cash flows.

Dividend policy

Dividends are proposed by the Board of Directors of the Company based on the year-end non-consolidated financial statements of the Company, and are approved at the ordinary general meeting of shareholders, which is held in March of each year. Recordholders of the Company’s ADSs on the dividends’ record dates are entitled to receive payment in full of the declared dividends. In addition to annual dividends, by resolution of the Board of Directors, the Company may declare a cash distribution as an interim dividend. The record dates for the Company’s year-end dividends and for the interim dividends are December 31 and June 30, respectively.

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2018, to provide a stable and active return to shareholders, Canon has decided to distribute a full-year dividend of ¥160 per share, (interim dividend of ¥80 per share that was already distributed and year-end dividend of ¥80) which is same as the previous year’s dividend that included payment of a commemorative dividend (¥10 per share).

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

Trading in foreign markets

The Company’s ADRs are listed on the New York Stock Exchange (“NYSE”).

Since the Company’s 1969 public offering in the United States of U.S.$9,000,000 principal amount of its 6 1⁄2 % Convertible Debentures due 1984, there has been limited trading in the over-the-counter market in the Company’s ADRs. Since March 16, 1998, each ADR represents one share of the Company’s common stock. The Company’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) from 1972 to September 13, 2000 under the symbol CANNY.

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

General

The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2018. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

C. Material contracts

On March 15, 2016, Canon entered into a provisional borrowing agreement with MUFG Bank, Ltd. for acquiring CMSC. This borrowing was refinanced on January 31, 2017. For further information, please refer to Note 9 of the Notes to Consolidated Financial Statements.

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

(b) Reporting of Substantial Shareholdings:

The Financial Instruments and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material set out in a previously filed report. For this purpose, shares with exercisable rights for subscription of shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” are generally subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Japan’s income tax treaties with Australia, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Japan signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The tax treaties with Australia, France, Israel, New Zealand, Poland, Slovakia and the United Kingdom are partly overridden by the MLI as of January 1, 2019.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares before 2037, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 15.315% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20.42% (Article 182(ii) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates).

In order to enjoy a lower treaty rate, the taxpayer must file a treaty application in advance with the Company. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

2. Taxation in the United States

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the “Medicare contribution tax.” The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding the Company shares or ADSs as part of a straddle, conversion, other integrated transaction or other similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities;
•	persons holding the Company shares or ADSs that own or are deemed to own 10% or more of the Company stock, by vote or by value;
•	persons who acquired the Company shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding the Company shares or ADSs in connection with trade or business conducted outside of the United States.

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

This discussion assumes that the Company was not a passive foreign investment company for 2018, as described below.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2018 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.

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

Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2018.

2018
Fair value
(Millions of yen)
Debt securities
Due within one year	630
Fund trusts and others	1,038
Equity securities	13,787

15,455

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2018. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2019.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	108,126	101,356	21,023	230,505
Estimated fair value	857	1,235	513	2,605
Forwards to buy foreign currencies:
Contract amounts	24,025	2,807	3,984	30,816
Estimated fair value	(158)	(11)	(59)	(228)

Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 9 of the Notes to Consolidated Financial Statements.

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign currency exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all such amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign currency exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness. From the quarter beginning January 1, 2019, Canon will adopt ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. After the adoption of this guidance, gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which are currently included in other income (deductions) in the consolidated statements of income, will be included in net sales.

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2018, 2017 and 2016. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) were ¥682 million, ¥332 million and ¥311 million for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2018.

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

Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria established in internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

Based on its assessment, management concluded that, as of December 31, 2018, Canon’s internal control over financial reporting was effective based on the COSO criteria.

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

Fees and services

The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2018	Year ended December 31, 2017
	(Millions of yen)
Audit fees	3,073	3,028
Audit-related fees	19	27
Tax fees	103	119
All other fees	9	10

Total	3,204	3,184

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

Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2018 and 2017.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2018	(Shares)	(Yen)
January 1 - January 31	792	4,312	—	—
February 1 - February 28	587	4,148	—	—
March 1 - March 31	356	3,982	—	—
April 1 - April 30	445	3,859	—	—
May 1 - May 31	603	3,805	—	—
June 1 - June 30	519	3,742	—	—
July 1 - July 31	242	3,556	—	—
August 1 - August 31	300	3,535	—	—
September 1- September 30	894	3,491	—	—
October 1 - October 31	619	3,591	—	—
November 1 - November 30	783	3,241	—	—
December 1 - December 31	735	3,176	—	—

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2018, the Company purchased 6,875 shares for a total purchase price of 25,358,703 yen upon requests from holders of shares consisting less than one full unit.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Canon Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2019 expressed an unqualified opinion thereon.

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

March 28, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Canon Inc.

Opinion on Internal Control over Financial Reporting

We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Canon Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed in the Index at Item 18 and our report dated March 28, 2019 expressed an unqualified opinion thereon.

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

Tokyo, Japan

March 28, 2019

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2018	2017
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	520,645	721,814
Short-term investments (Note 2)	956	1,965
Trade receivables, net (Notes 3 and 15)	612,953	650,872
Inventories (Notes 4 and 15)	611,281	570,033
Prepaid expenses and other current assets (Notes 6, 15 and 18)	304,346	287,965

Total current assets	2,050,181	2,232,649
Noncurrent receivables (Note 19)	18,230	35,444
Investments (Note 2)	42,556	48,320
Property, plant and equipment, net (Notes 5 and 6)	1,090,992	1,126,620
Intangible assets, net (Notes 7 and 8)	391,021	420,972
Goodwill (Notes 7 and 8)	908,511	936,722
Other assets (Notes 6, 11 and 12)	397,974	397,564

Total assets	4,899,465	5,198,291

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 9)	38,527	39,328
Trade payables (Note 10)	352,489	380,654
Accrued income taxes (Note 12)	41,264	77,501
Accrued expenses (Notes 11, 15 and 19)	321,137	330,188
Other current liabilities (Notes 5, 15 and 18)	276,237	281,809

Total current liabilities	1,029,654	1,109,480
Long-term debt, excluding current installments (Notes 9 and 20)	361,962	493,238
Accrued pension and severance cost (Note 11)	382,789	365,582
Other noncurrent liabilities (Note 12)	107,147	133,816

Total liabilities	1,881,552	2,102,116

Commitments and contingent liabilities (Note 19)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2018 and 2017	174,762	174,762
Additional paid-in capital	404,389	401,386
Legal reserve (Note 13)	67,116	66,879
Retained earnings (Note 13)	3,508,908	3,429,312
Accumulated other comprehensive income (loss) (Note 14)	(269,071)	(143,228)
Treasury stock, at cost; 254,013,641 shares in 2018 and 254,007,681 shares in 2017	(1,058,502)	(1,058,481)

Total Canon Inc. shareholders’ equity	2,827,602	2,870,630
Noncontrolling interests	190,311	225,545

Total equity	3,017,913	3,096,175

Total liabilities and equity	4,899,465	5,198,291

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Net sales (Note 15)
Products and Equipment	3,194,724	3,521,156	2,986,188
Services	757,213	558,859	415,299

	3,951,937	4,080,015	3,401,487
Cost of sales (Notes 5, 8, 11, 15 and 19)
Products and Equipment	1,762,171	1,875,581	1,574,679
Services	354,212	213,880	154,810

	2,116,383	2,089,461	1,729,489

Gross profit	1,835,554	1,990,554	1,671,998

Operating expenses (Notes 1, 5, 8, 11, 15, 16, 19 and 21):
Selling, general and administrative expenses	1,176,760	1,301,666	1,149,036
Research and development expenses	315,842	333,371	306,537
Impairment losses on goodwill	—	33,912	—

	1,492,602	1,668,949	1,455,573

Operating profit	342,952	321,605	216,425
Other income (deductions):
Interest and dividend income	6,604	6,012	4,762
Interest expense	(797)	(818)	(1,061)
Other, net (Notes 1, 2, 11, 14 and 18)	14,133	27,085	24,525

	19,940	32,279	28,226

Income before income taxes	362,892	353,884	244,651
Income taxes (Note 12)	96,150	98,024	82,681

Consolidated net income	266,742	255,860	161,970
Less: Net income attributable to noncontrolling interests	13,987	13,937	11,320

Net income attributable to Canon Inc.	252,755	241,923	150,650

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 17):
Basic	234.09	222.88	137.95
Diluted	234.08	222.88	137.95
Cash dividends per share	160.00	160.00	150.00

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Consolidated net income	266,742	255,860	161,970
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	(93,146)	47,090	(107,666)
Net unrealized gains and losses on securities	(141)	(9,362)	997
Net gains and losses on derivative instruments	488	2,588	(2,948)
Pensionliability adjustments	(30,570)	21,207	(70,355)

	(123,369)	61,523	(179,972)

Comprehensive income (loss)	143,373	317,383	(18,002)
Less: Comprehensive income attributable to noncontrolling interests	6,918	18,807	1,745

Comprehensive income (loss) attributable to Canon Inc.	136,455	298,576	(19,747)

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463
Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfer to legal reserve			1,269	(1,269)			—		—
Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)

Total comprehensive income (loss)							(19,747)	1,745	(18,002)

Repurchases and reissuance of treasury stock				(1)		(13)	(14)		(14)

Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622
Equity transactions with noncontrolling interests and other		1					1	(1)	—
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfer to legal reserve			321	(321)			—		—
Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207

Total comprehensive income (loss)							298,576	18,807	317,383

Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Canon Inc. and Subsidiaries

Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Cumulative effects of accounting standard update – adoption of ASU No.2014-09				(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update – adoption of ASU No. 2016-01				5,343	(5,343)		—	—	—
Equity transactions with noncontrolling interests and other		3,003			(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests								(5,558)	(5,558)
Transfers to legal reserve			237	(237)			—		—
Comprehensive income:
Net income				252,755			252,755	13,987	266,742
Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments					(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities					(141)		(141)	—	(141)
Net gains and losses on derivative instruments					488		488	—	488
Pension liability adjustments					(26,824)		(26,824)	(3,746)	(30,570)

Total comprehensive income (loss)							136,455	6,918	143,373

Repurchases of treasury stock						(25)	(25)		(25)
Reissuance of treasury stock				0		4	4		4

Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	266,742	255,860	161,970
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	251,554	261,881	250,096
Loss on disposal of fixed assets	5,726	6,935	5,203
Equity in earnings of affiliated companies	(1,414)	(1,196)	(890)
Impairment losses on goodwill (Notes 8 and 21)	—	33,912	—
Gain on securities contributed to retirement benefit trust (Note 2)	—	(17,836)	—
Deferred income taxes	(11,849)	(17,603)	7,188
(Increase) decrease in trade receivables	(17,724)	3,563	(4,155)
(Increase) decrease in inventories	(61,755)	2,967	6,156
Increase (decrease) in trade payables	(31,212)	4,951	56,844
Increase (decrease) in accrued income taxes	(35,284)	46,296	(16,456)
Increase (decrease) in accrued expenses	2,541	18,503	(5,256)
Increase (decrease) in accrued (prepaid) pension and severance cost	(17,738)	522	5,489
Other, net (Note 6)	15,706	(8,198)	34,094

Net cash provided by operating activities	365,293	590,557	500,283
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(191,399)	(189,484)	(206,971)
Proceeds from sale of fixed assets (Note 5)	9,634	26,444	6,177
Purchases of securities	(2,311)	(2,220)	(84)
Proceeds from sale and maturity of securities	1,615	970	1,181
Decrease in time deposits, net	401	3,373	15,414
Acquisitions of businesses, net of cash acquired (Note 7)	(13,346)	(6,557)	(649,570)
Other, net	(209)	2,464	(3,272)

Net cash used in investing activities	(195,615)	(165,010)	(837,125)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	439	1,570	610,552
Repayments of long-term debt (Note 9)	(136,094)	(126,578)	(856)
Increase (decrease) in short-term loans, net (Note 9)	2,501	5,628	(80,580)
Transactions with noncontrolling interests	(37,942)	—	(4,993)
Dividends paid	(178,159)	(162,887)	(163,810)
Repurchases and reissuance of treasury stock	(21)	(50,034)	(14)
Other, net	(5,554)	(8,163)	(4,607)

Net cash provided by (used in) financing activities	(354,830)	(340,464)	355,692
Effect of exchange rate changes on cash and cash equivalents	(16,017)	6,538	(22,270)

Net change in cash and cash equivalents	(201,169)	91,621	(3,420)
Cash and cash equivalents at beginning of year	721,814	630,193	633,613

Cash and cash equivalents at end of year	520,645	721,814	630,193

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	749	1,026	738
Income taxes	131,616	71,473	76,714

See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office products, imaging system products, medical system products and industry and other products. Office products consist mainly of office multifunction devices (“MFDs”), laser multifunction printers (“MFPs”), laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions. Imaging system products consist mainly of interchangeable-lens digital cameras, digital compact cameras, digital camcorders, digital cinema cameras, interchangeable lenses, compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners, multimedia projectors, broadcast equipment and calculators. Medical system products consist mainly of digital radiography systems, diagnostic X-ray systems, computed tomography (“CT”) systems, magnetic resonance imaging (“MRI”) systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, micromotors, network cameras, handy terminals and document scanners. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Further segment information is described in Note 22.

Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 13.6%, 13.1% and 14.8% of consolidated net sales for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in the Office Business Unit.

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

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥6,044 million, ¥9,775 million and ¥2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale securities of ¥70,500 million at December 31, 2018 and 2017, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

(g)	Investments

Investments consist primarily of time deposits with original maturities of more than three months, debt and equity securities and investments in affiliated companies.

Canon classifies investments in debt securities as available-for-sale securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term, or any held-to-maturity securities. Canon reports investments with maturities of less than one year as short-term investments.

Available-for-sales debt securities and equity securities with readily determinable fair value that are not accounted for under the equity method are recorded at fair value which is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. The changes in fair value are recognized in net income for equity securities and in other comprehensive income for available-for-sales debt securities.

Available-for-sale debt securities are regularly reviewed for other-than-temporary declines in the carrying amount based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For available-for-sale securities for which the declines are deemed to be other-than-temporary and there is

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(g)	Investments (continued)

no intent to sell, the impairment are separated into the amount related to credit loss, which is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income (loss). For available-for-sale securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, the impairments in their entirety are recognized in earnings. Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment.

Canon measures non-marketable equity securities without readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observables price changes in orderly transactions for the identical or a similar investment of the same issuer.

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

Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 7 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 11 years to 15 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

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

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to Note 15.

(r)	Research and Development Costs

Research and development costs are expensed as incurred.

(s)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥58,729 million, ¥61,207 million and ¥58,707 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(t)	Shipping and Handling Costs

Shipping and handling costs totaled ¥54,844 million, ¥52,953 million and ¥44,296 million for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(u)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets.

Canon uses and designates certain derivatives as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(u)	Derivative Financial Instruments (continued)

management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses related to the components of hedging instruments excluded from the assessment of hedge effectiveness are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. The changes in fair values of these derivative financial instruments are immediately recorded in earnings.

Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

(v)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(w)	Recent Accounting Guidance

Recently adopted accounting guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) Section C – Background Information and Basis for Conclusions, which is a new accounting standard related to revenue from contracts with customers, as amended. (Accounting Standards Codification (“ASC”) 606) This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this standard from the quarter beginning January 1, 2018 with modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the year ended December 31, 2018 from the adoption of this standard were not material. For further information, please refer to Note 15.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this standard from the quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the unrealized gains, net of tax, on available-for-sale equity securities previously recognized in accumulated other comprehensive income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recent Accounting Guidance (continued)

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets other than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon adopted this standard from the quarter beginning January 1, 2018. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires an entity to disaggregate the service cost component from the other components of net benefit cost and present it in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented separately from the service cost component, such as in other income (deductions) in the income statement. The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments were to be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification of ¥2,137 million and ¥1,835 million from cost of sales, ¥4,419 million and ¥4,161 million from selling, general and administrative expenses and ¥3,318 million and ¥6,445 million from research and development expenses into other income (deductions) for the years ended December 31, 2017 and 2016, respectively. Please refer to Note 11 for additional information. The adoption of the capitalization of the service cost component of net benefit cost did not have a material impact on its consolidated results of operations and financial condition.

Recently issued accounting guidance not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the current guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. FASB also modified the definition of lease. Additionally, the guidance expands qualitative and quantitative disclosures related to lease. The guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applies the guidance from the quarter beginning after January 1, 2019. Canon applies the package of practical expedients that allows us not to reassess whichever any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whichever initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopts the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 is ¥125,649 million almost same as the lease obligations and are included in noncurrent assets and liabilities in the accompanying consolidated balance sheets. Canon does not expect the adoption of this guidance such

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(w)	Recent Accounting Guidance—(Continued)

as the modification the definition of lease and the changes in lessor accounting to have material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item which the earnings effect of the hedged item is reported. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. This guidance is effective for Canon from the quarter beginning January 1, 2019. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which are currently included in other income (deductions) in the consolidated statements of income, will be included in net sales after the adoption of this guidance. Canon does not expect other material impacts from the adoption on its consolidated results of operation and financial condition.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities and equity securities included in short-term investments and investments by major security type at December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	630	—	—	630

	630	—	—	630

	December 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)
Current:
Corporate bonds	1,222	—	—	1,222

	1,222	—	—	1,222

Noncurrent:
Government bonds	305	—	16	289
Corporate bonds	640	182	—	822
Fund trusts*	122	2	—	124
Equity securities*	10,965	11,612	1,676	20,901

	12,032	11,796	1,692	22,136

*	After the adoption of ASU No. 2016-01, equity investments are measured at fair value with changes in the fair value recognized in net income from the quarter beginning January 1, 2018.

Maturities of available-for-sale debt securities included in short-term investments in the accompanying consolidated balance sheet are as follows at December 31, 2018:

	Cost	Fair value
	(Millions of yen)
Due within one year	630	630

	630	630

The unrealized and realized gains and losses related to debt securities were not significant for the years ended December 31, 2018, 2017 and 2016, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

The unrealized and realized gains and losses related to equity securities for the year ended December 31, 2018 are as follows:

Millions of yen
Year ended December 31, 2018
Net gains and (losses) recognized during the period on equity securities	(6,092)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	675

Unrealized gains and (losses) recognized during the period on equity securities still held at December 31.	(6,767)

Gross realized gains related to equity securities were ¥18,514 million and ¥750 million for the years ended December 31, 2017 and 2016, respectively. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥42 million and ¥1,032 million for the years ended December 31, 2017, 2016, respectively.

During the year ended December 31, 2017, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds there on. The fair value of those securities at the time of contribution was ¥30,473 million. Upon contribution of those available-for-sale securities, the unrealized gains amounting to ¥17,836 million were realized and were included in “Other, net” in the consolidated statements of income.

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥4,629 million at December 31, 2018. Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,760 million at December 31, 2017. The impairment or other adjustments resulting from observable price changes recorded during the year ended December 31, 2018 and 2017 were not significant.

Time deposits with original maturities of more than three months are ¥326 million and ¥743 million at December 31, 2018 and 2017, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Investments in affiliated companies accounted for by the equity method amounted to ¥21,312 million and ¥20,496 million at December 31, 2018 and 2017, respectively. Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥1,414 million, ¥1,196 million and ¥890 million for the years ended December 31, 2018, 2017 and 2016 respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2018	2017
	(Millions of yen)
Notes	29,878	37,077
Accounts	594,552	627,173

	624,430	664,250
Less allowance for doubtful receivables	(11,477)	(13,378)

	612,953	650,872

4.	Inventories

Inventories are summarized as follows:

	December 31
	2018	2017
	(Millions of yen)
Finished goods	393,820	377,632
Work in process	165,003	144,251
Raw materials	52,458	48,150

	611,281	570,033

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2018	2017
	(Millions of yen)
Land	272,443	274,551
Buildings	1,629,927	1,638,202
Machinery and equipment	1,793,499	1,804,982
Construction in progress	67,045	46,940

	3,762,914	3,764,675
Less accumulated depreciation	(2,671,922)	(2,638,055)

	1,090,992	1,126,620

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 were ¥175,771 million, ¥189,712 million and ¥199,133 million, respectively.

Amounts due for purchases of property, plant and equipment were ¥32,433 million and ¥23,432 million at December 31, 2018 and 2017, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

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

	December 31
	2018	2017
	(Millions of yen)
Total minimum lease payments receivable	351,198	361,686
Unguaranteed residual values	12,661	15,055
Executory costs	(2,112)	(2,216)
Unearned income	(31,007)	(32,286)

	330,740	342,239
Less allowance for credit losses	(2,675)	(2,681)

	328,065	339,558
Less current portion	(111,629)	(120,186)

	216,436	219,372

The activity in the allowance for credit losses is as follows:

	Years ended December 31
	2018	2017
	(Millions of yen)
Balance at beginning of year	2,681	2,325
Charge-offs	(1,284)	(1,523)
Provision	938	1,436
Translation adjustments and other	340	443

Balance at end of year	2,675	2,681

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2018 and 2017 are not significant.

The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2018 and 2017 was ¥120,457 million and ¥103,078 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2018 and 2017 was ¥82,698 million and ¥78,307 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Finance Receivables and Operating Leases (continued)

The following is a schedule by year of the future minimum lease payments to be received under financing leases and noncancelable operating leases at December 31, 2018.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2019	127,068	9,207
2020	98,772	6,409
2021	66,719	2,917
2022	37,181	1,202
2023	14,792	317
Thereafter	6,666	60

	351,198	20,112

Canon has a syndication arrangement to sell its entire interests in finance receivables to a third-party financial institution. The transactions under the arrangement are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” The finance receivables sold and derecognized from its consolidated balance sheet was ¥21,909 million during the year ended December 31, 2018 and the amount remained uncollected was ¥22,956 million as of December 31, 2018. This amount includes uncollected finance receivables which were sold before 2018. Cash proceeds from the transaction are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institution. The amount associated with the servicing liability measured at fair value was not material as of December 31, 2018. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material as of December 31, 2018.

There were no significant transfers of finance receivables for the years ended December 31, 2017 and 2016.

7.	Acquisitions

On March 17, 2016, Canon entered into a Shares and Other Securities Transfer Agreement with Toshiba Corporation and acquired the share options for consideration of cash to acquire all the ordinary shares of Toshiba Medical Systems Corporation which was renamed as Canon Medical Systems Corporation (“CMSC”), as of January 4, 2018, which was exercisable upon the clearances of necessary competition regulatory authorities. As such clearances were obtained, Canon exercised the share options and acquired all the ordinary shares of CMSC on December 19, 2016. The acquisition date was December 19, 2016 and the purchase price was ¥665,498 million, which approximates the fair value at that date.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop medical system business within the realm of “safety and security,” as a next-generation pillar of growth.

CMSC is one of the leading global companies in the medical equipment industry. Within the field of medical X-ray CT systems in particular, CMSC is the overwhelming market share leader in Japan and has been steadily

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

increasing its global market share. By maximizing the combination of both companies’ management resources, Canon aims to solidify its business foundation for medical system that can contribute to the world.

The purchase price allocation was based on estimated fair values of the assets acquired and liabilities assumed at acquisition date. Since the acquisition date of CMSC was near the balance sheet date in 2016, and CMSC is composed of various entities located around the world, the purchase price allocation was preliminary at December 31, 2016. The purchase price allocation was finalized in the fourth quarter of 2017. The certain underlying inputs for inventories and intangible assets have been updated during the measurement period. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date.

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

Goodwill recorded is attributable primarily to expected synergies from combining operations of CMSC and Canon, such as accelerating entry into new fields, further improvement in quality through shared production technology and expanding business domains through the enhancement of R&D capabilities. None of the goodwill is expected to be deductible for tax purposes.

Canon acquired businesses other than that described above during the years ended December 31, 2018 and 2017 that were not material to its consolidated financial statements.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the year ended December 31, 2018, including those recorded from businesses acquired, totaled ¥48,004 million, which primarily consist of software of ¥36,859 million, and patent and developed technology of ¥6,109 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2018 are approximately 6 years. The weighted average amortization periods for software, and patent and developed technology acquired during the year ended December 31, 2018 are approximately 5 years and 11 years, respectively.

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

The components of intangible assets subject to amortization at December 31, 2018 and 2017 were as follows:

	December 31, 2018		December 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	362,130	244,188	342,322	217,654
Customer relationships	156,679	27,263	162,832	22,463
Patents and developed technology	123,831	36,029	121,886	27,085
Trademarks	44,449	12,062	48,823	9,890
License fees	16,071	6,461	13,565	6,375
Other	19,319	9,859	18,592	8,136

	722,479	335,862	708,020	291,603

Aggregate amortization expense for the years ended December 31, 2018, 2017 and 2016 was ¥75,783 million, ¥72,169 million and ¥50,963 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥68,730 million in 2019, ¥54,115 million in 2020, ¥46,067 million in 2021, ¥37,158 million in 2022, and ¥31,202 million in 2023.

Intangible assets not subject to amortization other than goodwill at December 31, 2018 and 2017 were not significant.

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2018 and 2017 were as follows:

	Year ended December 31, 2018
	Office	Imaging System	Medical System	Industry and Others	Unallocated	Total
		(Millions of yen)
Goodwill – gross	135,125	52,561	499,915	283,577	—	971,178
Accumulated impairment losses	(22,069)	—	—	(12,387)	—	(34,456)

Balance at beginning of year	113,056	52,561	499,915	271,190	—	936,722
Goodwill acquired during the year	—	—	1,521	6,106	—	7,627
Translation adjustments and other	(5,966)	(3,891)	(540)	(25,441)	—	(35,838)

Goodwill – gross	127,860	48,670	500,896	263,513	—	940,939
Accumulated impairment losses	(20,770)	—	—	(11,658)	—	(32,428)

Balance at end of year	107,090	48,670	500,896	251,855	—	908,511

	Year ended December 31, 2017
	Office	Imaging System	Medical System	Industry and Others	Unallocated *1	Total
		(Millions of yen)
Balance at beginning of year *3	124,993	49,034	—	269,719	492,678	936,424
Goodwill acquired during the year	857	236	—	2,394	—	3,487
Transfer *1	—	—	499,855	(7,177)	(492,678)	—
Impairment loss *2, 3	(21,721)	—	—	(12,191)	—	(33,912)
Translation adjustments and other *3	8,927	3,291	60	18,445	—	30,723

Balance at end of year	113,056	52,561	499,915	271,190	—	936,722

*1

Canon did not complete the allocation of goodwill to the segments for impairment testing which was attributable to the acquisition of CMSC as of December 31, 2016. Based on the realignment of Canon’s internal reporting and management structure, Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017. Goodwill related to CMSC as well as goodwill related to certain medical business which was previously included in Industry and Others Business Unit have been transferred to Medical System Business Unit.

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

*3

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

and Others Business Unit. The goodwill balance at the beginning of the year ended December 31, 2017 has been restated to reflect the transfer of ¥11,263 million in goodwill between the segments. Impairment loss of ¥12,191 million and translation adjustments and other of ¥928 million for the year ended December 31, 2017 related to the reclassified business were restated from Office Business Unit to Industry and Others Business Unit, accordingly.

9.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2018 and 2017 were ¥35,887 million and ¥33,398 million, respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2018 and 2017 were 0.43% and 0.52%, respectively.

Long-term debt consisted of the following:

	December 31
	2018	2017
	(Millions of yen)
Loan from the banks; bearing interest of 0.07% at December 31, 2018 and 0.06% at December 31, 2017 *1	360,000	490,000
Other debt *2	4,602	9,168

	364,602	499,168
Less current portion	(2,640)	(5,930)

	361,962	493,238

*1

Canon entered into the unsecured revolving credit facility contracts expiring in December 2021. Canon prepaid ¥130,000 million of the loan with cash flows generated during the year ended December 31, 2018. The outstanding loans under the credit facilities are ¥360,000 million at a floating interest of 0.07% and Canon has no unused credit facilities as of December 31, 2018.

*2	The other debt consisted of term-loans and capital lease obligations as of December 31, 2018 and 2017.

The aggregate annual maturities of long-term debt outstanding at December 31, 2018 were as follows:

(Millions of yen)
Year ending December 31:
2019	2,640
2020	638
2021	360,805
2022	427
2023	82
Thereafter	10

364,602

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Trade Payables

Trade payables are summarized as follows:

	December 31
	2018	2017
	(Millions of yen)
Notes	68,140	81,002
Accounts	284,349	299,652

	352,489	380,654

11.	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee earnings and years of service. The Company and certain of its subsidiaries also have defined contribution pension plans covering substantially all of their employees. CMSC temporarily participated in Toshiba Corporate Pension Funds (“Toshiba Funds”) after CMSC was acquired by Canon in 2016. In April 2018, CMSC established a new pension provision which provides participants an equivalent level of benefits as compared to the Toshiba Funds. As of December 31, 2018, a majority of plan participants have been transferred from the Toshiba Funds into the new pension provision. Participants who have not transferred are still part of Toshiba Funds as of December 31, 2018. Canon calculated the projected benefit obligations for the participants with Toshiba Funds based on the benefit level of Toshiba Funds and included the proportional share of the plan assets of CMSC to which they have legal right in the following tables.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	929,630	906,007	423,579	392,086
Service cost	31,241	30,889	7,982	6,962
Interest cost	5,419	5,689	8,691	8,691
Plan participants’ contributions	—	—	1,535	1,644
Actuarial (gain) loss	(1,844)	11,112	(24,297)	(1,760)
Benefits paid	(33,477)	(29,020)	(10,135)	(7,884)
Acquisition	—	4,239	—	—
Plan amendments	(3,963)	1,149	3,257	(1,069)
Curtailments and settlements	—	(435)	(1,149)	—
Foreign currency exchange rate changes	—	—	(23,514)	24,909

Projected benefit obligations at end of year	927,006	929,630	385,949	423,579
Change in plan assets:
Fair value of plan assets at beginning of year	735,513	667,436	254,020	224,939
Actual return on plan assets	(38,010)	47,376	(6,042)	14,262
Employer contributions	12,651	43,468	22,393	7,160
Plan participants’ contributions	—	—	1,535	1,644
Benefits paid	(27,459)	(23,967)	(10,135)	(7,884)
Acquisition	—	1,223	—	—
Settlements	—	(23)	(1,150)	—
Foreign currency exchange rate changes	—	—	(11,979)	13,899

Fair value of plan assets at end of year	682,695	735,513	248,642	254,020

Funded status at end of year	(244,311)	(194,117)	(137,307)	(169,559)

Employer contributions for the year ended December 31, 2017 include contribution of equity securities to a retirement benefit trust. The fair value of those securities at the time of contribution was ¥30,473 million.

Amounts recognized in the consolidated balance sheets at December 31, 2018 and 2017 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
	(Millions of yen)		(Millions of yen)
Other assets	1,536	1,695	1,306	1,215
Accrued expenses	(679)	—	(992)	(1,004)
Accrued pension and severance cost	(245,168)	(195,812)	(137,621)	(169,770)

	(244,311)	(194,117)	(137,307)	(169,559)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2018 and 2017 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
	(Millions of yen)		(Millions of yen)
Actuarial loss	267,355	221,106	95,121	105,883
Prior service credit	(48,392)	(57,430)	(227)	(3,638)

	218,963	163,676	94,894	102,245

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	893,154	894,329	371,653	402,390

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	918,736	924,536	384,167	420,383
Fair value of plan assets	672,889	728,724	245,554	249,609
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	891,204	889,652	369,215	394,840
Fair value of plan assets	670,826	728,724	244,826	245,247

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2018, 2017 and 2016 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2018	2017	2016	2018	2017	2016
	(Millions of yen)			(Millions of yen)
Service cost	31,241	30,889	29,367	7,982	6,962	6,816
Interest cost	5,419	5,689	8,238	8,691	8,691	8,792
Expected return on plan assets	(21,983)	(20,493)	(19,443)	(12,601)	(10,722)	(10,012)
Amortization of prior service credit	(13,001)	(12,860)	(13,230)	(217)	(83)	85
Amortization of actuarial loss	11,900	14,220	10,944	5,108	5,747	2,185
(Gain) loss on curtailments and settlements	—	(63)	—	—	—	—

	13,576	17,382	15,876	8,963	10,595	7,866

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2018	2017	2016	2018	2017	2016
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	58,149	(15,771)	53,076	(5,654)	(5,300)	47,365
Current year prior service credit	(3,963)	1,149	(4,734)	3,257	(1,069)	—
Amortization of actuarial loss	(11,900)	(14,220)	(10,944)	(5,108)	(5,747)	(2,185)
Amortization of prior service credit	13,001	12,860	13,230	217	83	(85)
Curtailments and settlements	—	19	—	(63)	—	—

	55,287	(15,963)	50,628	(7,351)	(12,033)	45,095

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	(11,887)	(57)
Actuarial loss	15,230	4,852

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2018	2017	2018	2017
Discount rate	0.6%	0.6%	2.4%	2.2%
Assumed rate of increase in future compensation levels	2.6%	2.6%	1.9%	1.8%

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2018	2017	2016	2018	2017	2016
Discount rate	0.6%	0.7%	1.1%	2.2%	2.2%	3.0%
Assumed rate of increase in future compensation levels	2.6%	2.6%	3.0%	1.8%	2.1%	2.0%
Expected long-term rate of return on plan assets	2.9%	3.1%	3.1%	4.4%	4.2%	4.4%

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

Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 35% is invested in equity securities, approximately 25% is invested in debt securities, and approximately 40% is invested in other investment vehicles, primarily consisting of investments in real estate assets.

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

The three levels of input used to measure fair value are more fully described in Note 21. The fair values of Canon’s pension plan assets at December 31, 2018 and 2017, by asset category, are as follows:

	December 31, 2018
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	67,283	—	—	67,283	—	—	—	—
Foreign companies	5,451	—	—	5,451	8,567	—	—	8,567
Pooled funds (b)	—	137,712	—	137,712	—	49,312	—	49,312
Debt securities:
Government bonds (c)	137,858	—	—	137,858	—	—	—	—
Municipal bonds	—	1,483	—	1,483	—	2,642	—	2,642
Corporate bonds	—	12,595	—	12,595	—	6,318	—	6,318
Pooled funds (d)	—	140,712	—	140,712	—	59,419	—	59,419
Mortgage backed securities (and other asset backed securities)	—	8,489	—	8,489	—	—	—	—
Life insurance company general accounts	—	123,747	—	123,747	—	9,019	—	9,019
Other assets	—	30,009	1,451	31,460	—	95,844	—	95,844
Investment measured at net asset value	—	—	—	15,905	—	—	—	17,521

	210,592	454,747	1,451	682,695	8,567	222,554	—	248,642

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Plan assets (continued)

	December 31, 2017
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	83,765	—	—	83,765	—	—	—	—
Foreign companies	8,261	—	—	8,261	32,240	—	—	32,240
Pooled funds (f)	—	164,946	—	164,946	—	73,968	—	73,968
Debt securities:
Government bonds (g)	138,092	—	—	138,092	9,343	—	—	9,343
Municipal bonds	—	1,166	—	1,166	—	2,901	—	2,901
Corporate bonds	—	15,246	—	15,246	—	22,045	—	22,045
Pooled funds (h)	—	130,507	—	130,507	—	25,821	—	25,821
Mortgage backed securities (and other asset backed securities)	—	8,076	—	8,076	—	3	—	3
Life insurance company general accounts	—	126,985	—	126,985	—	8,683	—	8,683
Other assets	—	43,070	—	43,070	—	73,320	—	73,320
Investment measured at net asset value	—	—	—	15,399	—	—	—	5,696

	230,118	489,996	—	735,513	41,583	206,741	—	254,020

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥147 million.
(b)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 90% Japanese government bonds and 10% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)

These funds invest in approximately 30% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 35% foreign government bonds and 65% corporate bonds for foreign plans.

(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥381 million.
(f)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 90% Japanese government bonds and 10% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
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

The fair value of Level 3 asset, consisting of hedge funds, was ¥1,451 million at December 31, 2018. Amounts of actual returns on, purchases and sales of these assets during the year ended December 31, 2018 were not significant.

The fair values of plan assets for the participants with Toshiba Funds by each asset category are calculated based on a pro-rata basis of total plan assets of Toshiba Funds.

Contributions

Canon expects to contribute ¥13,089 million to its Japanese defined benefit pension plans and ¥19,311 million to its foreign defined benefit pension plans for the year ending December 31, 2019.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2019	35,604	12,077
2020	36,896	12,214
2021	38,524	13,221
2022	41,775	13,927
2023	43,119	14,562
2024 – 2028	226,704	87,006

Multiemployer pension plans

The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2018, 2017 and 2016 were ¥4,452 million, ¥4,165 million and ¥3,482 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 102% funded as of December 31, 2017. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.

Defined contribution plans

The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2018, 2017 and 2016 were ¥19,570 million, ¥18,979 million and ¥17,603 million, respectively.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes

Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2018
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	241,474	121,418	362,892

Income taxes:
Current	75,556	32,443	107,999
Deferred	(6,552)	(5,297)	(11,849)

	69,004	27,146	96,150

	Year ended December 31, 2017
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	276,149	77,735	353,884

Income taxes:
Current	80,225	35,402	115,627
Deferred	(7,453)	(10,150)	(17,603)

	72,772	25,252	98,024

	Year ended December 31, 2016
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	135,131	109,520	244,651

Income taxes:
Current	47,687	27,806	75,493
Deferred	4,126	3,062	7,188

	51,813	30,868	82,681

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31%, 31% and 33% for the years ended December 31, 2018, 2017 and 2016, respectively.

The statutory income tax rate utilized for deferred tax assets and liabilities which are expected to be settled or realized in the future period is approximately 31%. The adjustments of deferred tax assets and liabilities for amendments to the Japanese tax regulations enacted on March 29, 2016 which have been reflected in income taxes in the consolidated statements of income for the years ended December 31, 2016 were ¥3,498 million.

The United States enacted tax reform legislation (the “Tax Reform Legislation”) on December 22, 2017. Due to the Tax Reform Legislation, the federal corporate income tax rate in the U.S. is reduced from 35% to 21% from the fiscal year commencing on January 1, 2018. The adjustment to deferred tax assets and liabilities for the tax rate change was tax benefit of ¥14,563 million for the year ended December 31, 2017. The impacts related to other changes from the Tax Reform Legislation are not material.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2018	2017	2016
Japanese statutory income tax rate	31.0%	31.0%	33.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes *	0.7	3.7	0.8
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.0)	(2.1)	(3.0)
Tax credit for research and development expenses	(3.4)	(4.8)	(3.0)
Change in valuation allowance	0.4	1.7	(0.8)
Effect of enacted changes in tax laws and rates on Japanese tax	—	—	1.4
Effect of enacted changes in U.S. tax laws	—	(3.6)	—
Other	0.8	1.8	5.4

Effective income tax rate	26.5%	27.7%	33.8%

*	Expenses not deductible for tax purposes for the year ended December 31, 2017 primarily consist of impairment losses on goodwill.

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2018	2017
	(Millions of yen)
Other assets	160,541	150,854
Other noncurrent liabilities	(70,336)	(90,010)

	90,205	60,844

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017 are presented below:

	December 31
	2018	2017
	(Millions of yen)
Deferred tax assets:
Inventories	10,739	11,921
Accrued business tax	2,361	4,705
Accrued pension and severance cost	105,933	98,114
Research and development – costs capitalized for tax purposes	4,690	5,383
Property, plant and equipment	33,738	33,488
Accrued expenses	28,015	30,126
Net operating losses carried forward	28,549	29,006
Other	38,683	38,526

	252,708	251,269
Less valuation allowance	(30,734)	(30,783)

Total deferred tax assets	221,974	220,486
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(7,615)	(9,859)
Tax deductible reserve	(4,050)	(4,396)
Financing lease revenue	(26,441)	(38,287)
Intangible assets	(66,189)	(74,377)
Other	(27,474)	(32,723)

Total deferred tax liabilities	(131,769)	(159,642)

Net deferred tax assets	90,205	60,844

The net changes in the total valuation allowance were a decrease of ¥49 million, an increase of ¥4,096 million and a decrease of ¥6,244 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2018.

At December 31, 2018, Canon had net operating losses which can be carried forward for income tax purposes of ¥186,114 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	5,854
After one year through five years	26,802
After five years through ten years	38,687
After ten years through twenty years	48,642
Indefinite period	66,129

Total	186,114

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥27,278 million for a portion of undistributed earnings of foreign subsidiaries of ¥1,001,310 million as of December 31, 2018 because Canon currently does not expect to have such amounts distributed or paid as dividends to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Balance at beginning of year	10,282	7,318	6,056
Additions for tax positions of the current year	45	2,956	2,741
Additions for tax positions of prior years	178	250	—
Reductions for tax positions of prior years	(17)	(915)	(665)
Settlements with tax authorities	(1,286)	—	(370)
Other	(553)	673	(444)

Balance at end of year*	8,649	10,282	7,318

*

The total amounts of unrecognized tax benefits presented in other noncurrent liabilities in the consolidated balance sheets were offset by deferred tax assets in the amount of ¥2,043 million, ¥124 million and ¥32 million as of December 31, 2018, 2017 and 2016.

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥8,649 million and ¥10,282 million at December 31, 2018 and 2017, respectively.

Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2018, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2018 and 2017, and interest and penalties included in income taxes for the years ended December 31, 2018, 2017 and 2016 were not significant.

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2017 with few exceptions. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2017 with few exceptions. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2009 with few exceptions. The tax authorities are currently conducting income tax examinations of Canon’s income tax returns for years after 2008 in some foreign tax jurisdictions.

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

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2018, 2017 and 2016 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2018 did not reflect current year-end dividends in the amount of ¥86,380 million which were approved by the shareholders in March 2019.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥984,692 million at December 31, 2018.

Retained earnings at December 31, 2018 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥18,265 million.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)
Equity transactions with noncontrolling interests and other	259	—	—	(1)	258
Other comprehensive income (loss) before reclassifications	(101,350)	814	938	(67,511)	(167,109)
Amounts reclassified from accumulated other comprehensive income (loss)	93	382	(3,862)	99	(3,288)

Net change during the year	(100,998)	1,196	(2,924)	(67,413)	(170,139)

Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)

Equity transactions with noncontrolling interests and other	—	—	—	—	—
Other comprehensive income (loss) before reclassifications	44,184	2,813	(1,452)	14,785	60,330
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(12,580)	4,014	4,905	(3,677)

Net change during the year	44,168	(9,767)	2,562	19,690	56,653

Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)

Cumulative effects of accounting standard update – adoption of ASU No. 2016-01 *	—	(5,343)	—	—	(5,343)
Equity transactions with noncontrolling interests and other	(4,200)	—	—	—	(4,200)
Other comprehensive income (loss) before reclassifications	(89,823)	—	(457)	(29,909)	(120,189)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(141)	945	3,085	3,889

Net change during the year	(94,023)	(5,484)	488	(26,824)	(125,843)

Balance at December 31, 2018	(63,815)	—	308	(205,564)	(269,071)

*	Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(w) for more detailed information.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	—	(39)	139	Other, net
	—	12	(46)	Income taxes

	—	(27)	93	Consolidated net income
	—	11	—	Net income attributable to noncontrolling interests

	—	(16)	93	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(178)	(18,472)	282	Other, net
	37	5,727	(94)	Income taxes

	(141)	(12,745)	188	Consolidated net income
	—	165	194	Net income attributable to noncontrolling interests

	(141)	(12,580)	382	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,341	5,772	(5,890)	Other, net
	(392)	(1,732)	2,049	Income taxes

	949	4,040	(3,841)	Consolidated net income
	(4)	(26)	(21)	Net income attributable to noncontrolling interests

	945	4,014	(3,862)	Net income attributable to Canon Inc.

Pension liability adjustments	3,853	7,005	(16)	Other, net
	(699)	(1,832)	164	Income taxes

	3,154	5,173	148	Consolidated net income
	(69)	(268)	(49)	Net income attributable to noncontrolling interests

	3,085	4,905	99	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,889	(3,677)	(3,288)

*1	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2018:
Foreign currency translation adjustments
Amount arising during the year	(93,955)	809	(93,146)
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	(93,955)	809	(93,146)
Net unrealized gains and losses on securities:
Amount arising during the year	—	—	—
Reclassification adjustments for gains and losses realized in net income	(178)	37	(141)

Net change during the year	(178)	37	(141)
Net gains and losses on derivative instruments:
Amount arising during the year	(586)	125	(461)
Reclassification adjustments for gains and losses realized in net income	1,341	(392)	949

Net change during the year	755	(267)	488
Pension liability adjustments:
Amount arising during the year	(51,789)	18,065	(33,724)
Reclassification adjustments for gains and losses realized in net income	3,853	(699)	3,154

Net change during the year	(47,936)	17,366	(30,570)

Other comprehensive income (loss)	(141,314)	17,945	(123,369)

2017:
Foreign currency translation adjustments
Amount arising during the year	47,825	(708)	47,117
Reclassification adjustments for gains and losses realized in net income	(39)	12	(27)

Net change during the year	47,786	(696)	47,090
Net unrealized gains and losses on securities:
Amount arising during the year	5,100	(1,717)	3,383
Reclassification adjustments for gains and losses realized in net income	(18,472)	5,727	(12,745)

Net change during the year	(13,372)	4,010	(9,362)
Net gains and losses on derivative instruments:
Amount arising during the year	(2,080)	628	(1,452)
Reclassification adjustments for gains and losses realized in net income	5,772	(1,732)	4,040

Net change during the year	3,692	(1,104)	2,588
Pension liability adjustments:
Amount arising during the year	20,991	(4,957)	16,034
Reclassification adjustments for gains and losses realized in net income	7,005	(1,832)	5,173

Net change during the year	27,996	(6,789)	21,207

Other comprehensive income (loss)	66,102	(4,579)	61,523

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2016:
Foreign currency translation adjustments
Amount arising during the year	(108,280)	521	(107,759)
Reclassification adjustments for gains and losses realized in net income	139	(46)	93

Net change during the year	(108,141)	475	(107,666)
Net unrealized gains and losses on securities:
Amount arising during the year	1,184	(375)	809
Reclassification adjustments for gains and losses realized in net income	282	(94)	188

Net change during the year	1,466	(469)	997
Net gains and losses on derivative instruments:
Amount arising during the year	1,619	(726)	893
Reclassification adjustments for gains and losses realized in net income	(5,890)	2,049	(3,841)

Net change during the year	(4,271)	1,323	(2,948)
Pension liability adjustments:
Amount arising during the year	(95,707)	25,204	(70,503)
Reclassification adjustments for gains and losses realized in net income	(16)	164	148

Net change during the year	(95,723)	25,368	(70,355)

Other comprehensive income (loss)	(206,669)	26,697	(179,972)

15.	Revenue

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as CT systems and MRI systems, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied.

Most of Canon’s service revenue is generated from office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.

The majority of service arrangements for office products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where significant judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related office products are sold.

Canon also provides leasing arrangement to the customers primarily for the sales of office products. Approximately 4% of total revenue is generated from these leasing arrangements for the year ended December 31, 2018. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product, financing and executory costs, while non-lease components generally consist of maintenance contracts and supplies.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for imaging system products, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on our products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.

Disaggregated revenue by timing is as follows. Disaggregated revenue by business unit, product and geographic area are described in Note 22.

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:
Revenue recognized at a point in time	1,286,100	993,658	305,457	599,766	(106,318)	3,078,663
Revenue recognized over time	521,201	14,507	132,121	205,445	—	873,274
Total	1,807,301	1,008,165	437,578	805,211	(106,318)	3,951,937

Revenue recognized over time includes primarily revenue from maintenance service in the office and medical system products and sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.

The adoption of the new revenue standard required the reconsideration of the scope of performance obligations related to service contracts, which has resulted in a change in classification of revenues between the products and service revenues. Specifically, certain revenue historically classified within products revenues, including consumables provided under the service contracts and certain outsourcing business, is currently classified within service revenues and cost of sales in the consolidated statement of income under the new revenue standard. Canon has started separating revenues and cost of sales into products and services in the consolidated statements

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

of income starting from the quarter beginning January 1, 2018, including prior period’s presentation. However, prior period’s presentation is not retrospectively adjusted and is presented in accordance with the historical accounting policy. In addition, in conjunction with the application of the new standard, Canon has reclassified certain expenses related to service revenues from operating expenses to cost of sales in the accompanying consolidated statement of income. The amount reclassified for the year ended December 31, 2018 was ¥115,700 million. The reconsideration of the scope of performance obligations did not materially affect the timing of revenue recognition. The impacts of adoption of new revenue standard on Canon’s consolidated balance sheet as of December 31, 2018 and the consolidated statement of income for the year ended December 31, 2018 were as follows.

Consolidated Balance Sheet

	December 31, 2018
	As Reported	Balance under historical accounting policy	Effect of Change
	(Millions of yen)
Assets
Trade receivables, net	612,953	657,419	(44,466)
Inventories	611,281	614,243	(2,962)
Prepaid expenses and other current assets	304,346	253,547	50,799

Other assets	397,974	397,949	25

Total assets	4,899,465	4,896,069	3,396

Liabilities and equity
Accrued expenses	321,137	319,416	1,721
Other current liabilities	276,237	274,741	1,496

Total liabilities	1,881,552	1,878,335	3,217

Retained earnings	3,508,908	3,508,704	204
Noncontrolling interests	190,311	190,336	(25)

Total equity	3,017,913	3,017,734	179

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Consolidated Statement of Income

	For the year ended December 31, 2018
	As Reported	Amount under historical accounting policy	Effect of Change
	(Millions of yen)
Net sales
Products and Equipment	3,194,724	3,383,566	(188,842)
Services	757,213	567,582	189,631

	3,951,937	3,951,148	789
Cost of sales
Products and Equipment	1,762,171	1,783,798	(21,627)
Services	354,212	216,513	137,699

	2,116,383	2,000,311	116,072

Gross profit	1,835,554	1,950,837	(115,283)
Selling, general and administrative expenses	1,176,760	1,292,460	(115,700)

Operating profit	342,952	342,535	417
Income before income taxes	362,892	362,475	417

Income taxes	96,150	96,094	56

Consolidated net income	266,742	266,381	361

Less: Net income attributable to noncontrolling interests	13,987	13,936	51

Net income attributable to Canon Inc.	252,755	252,445	310

Canon recognized contract assets primarily for unbilled receivables mainly arising from services contracts for office products totaled to ¥42,915 million at the adoption date and included in prepaid expenses and other current assets in the consolidated balance sheet with an offsetting impact to trade receivables. Contract assets at December 31, 2018 were ¥50,799 million.

Canon typically bills to the customer when performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2018 and 2017 were ¥123,686 million and ¥125,965 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2018, which had been included in the deferred revenue balance at December 31, 2017, was ¥104,678 million.

Remaining performance obligations for products and equipment at December 31, 2018 primarily arise from the sales of certain industrial equipment, amounting to ¥72,708 million, 75% of which is expected to be recognized as revenue within one year and remaining 25% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the revenue is recognized as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 11% of total service revenue and the average remaining period for these fixed contracts as of December 31, 2018 is about 2 years.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

16.	Stock-Based Compensation

On May 2, 2018, based on the approval of the shareholders, the Company granted stock options to its directors and executive officers to acquire 74,000 shares of common stock. Those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2018 was ¥2,948.

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

The compensation cost recognized for these stock options for the years ended December 31, 2018 was ¥218 million and 2017 and 2016 was nil, and it is included in selling, general and administrative expenses in the consolidated statements of income.

The fair value of the option award was estimated on the date of grant using the Black-Sholes option pricing model that incorporates the assumptions presented below:

Year ended December 31, 2018
Expected term of option (in years)	6.0
Expected volatility	23.02%
Dividend yield	4.14%
Risk-free interest rate	(0.07%)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2018, 2017 and 2016 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2016	1,296,000	4,263	0.4	—
Exercised	—	—
Forfeited/Expired	(693,000)	4,500

Outstanding at December 31, 2016	603,000	3,990	0.2	—
Exercised	—	—
Forfeited/Expired	(603,000)	3,990

Outstanding at December 31, 2017	—	—		—
Granted	74,000	1
Exercised	—	—
Forfeited/Expired	—	—

Outstanding at December 31, 2018	74,000	1	29.3	222

Exercisable at December 31, 2018	74,000	1	29.3	222

The total fair value of shares vested during the years ended December 31, 2018 was ¥218 million and 2017 and 2016 was nil .Cash received from the exercise of stock options for the years ended December 31, 2018, 2017 and 2016 was nil.

17.	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Net income attributable to Canon Inc.	252,755	241,923	150,650

	(Number of shares)
Average common shares outstanding	1,079,753,008	1,085,439,370	1,092,070,680
Effect of dilutive securities:
Stock options	49,319	—	—

Diluted common shares outstanding	1,079,802,327	1,085,439,370	1,092,070,680

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	234.09	222.88	137.95
Diluted	234.08	222.88	137.95

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

Contract amounts of foreign exchange contracts at December 31, 2018 and 2017 are set forth below:

	December 31
	2018	2017
	(Millions of yen)
To sell foreign currencies	230,505	272,563
To buy foreign currencies	30,816	46,168

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2018 and 2017.

Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2018	2017
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	521	255
Liabilities:
Foreign exchange contracts	Other current liabilities	323	367

Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2018	2017
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,622	289
Liabilities:
Foreign exchange contracts	Other current liabilities	443	2,892

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016.

Derivatives in cash flow hedging relationships

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2018:
Foreign exchange contracts	(586)	Other, net	(1,341)	Other, net	(682)
2017:
Foreign exchange contracts	(2,080)	Other, net	(5,772)	Other, net	(332)
2016:
Foreign exchange contracts	1,619	Other, net	5,890	Other, net	(311)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

18.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2018	2017	2016
		(Millions of yen)
Foreign exchange contracts	Other, net	5,284	(7,932)	7,018

19.	Commitments and Contingent Liabilities

Commitments

At December 31, 2018, commitments outstanding for the purchase of property, plant and equipment approximated ¥54,905 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥120,344 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,728 million and ¥13,740 million at December 31, 2018 and 2017, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets. Rental expenses of cancelable and noncancelable operating leases amounted to ¥49,394 million, ¥47,619 million and ¥42,714 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2018 are as follows:

(Millions of yen)
Year ending December 31:
2019	29,817
2020	23,402
2021	17,837
2022	13,565
2023	10,165
Thereafter	20,298

Total future minimum lease payments	115,084

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥4,458 million at December 31, 2018. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2018 were not significant.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Commitments and Contingent Liabilities (continued)

Guarantees (continued)

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the years ended December 31, 2018 and 2017 are summarized as follows:

	Years ended December 31
	2018	2017
	(Millions of yen)
Balance at beginning of year	17,452	13,168
Additions	18,870	18,893
Utilization	(14,707)	(12,957)
Other	(4,297)	(1,652)

Balance at end of year	17,318	17,452

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

20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2018 and 2017 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 21, and Note 18, respectively.

	December 31
	2018		2017
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	(364,602)	(364,570)	(499,168)	(499,126)

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

Fair value of financial instruments (continued)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 21.

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

Concentrations of credit risk

At December 31, 2018 and 2017, one customer accounted for approximately 12% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

21.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	–	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	–	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	–	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2018 and 2017.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	70,500	—	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	630	—	—	630
Investments:
Available-for-sale:
Government bonds	—	—	—	—
Corporate bonds	—	—	—	—
Fund trusts and others	630	408	—	1,038
Equity securities	13,787	—	—	13,787
Prepaid expenses and other current assets:
Derivatives	—	3,143	—	3,143

Total assets	15,047	74,051	—	89,098

Liabilities:
Other current liabilities:
Derivatives	—	766	—	766

Total liabilities	—	766	—	766

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	70,500	—	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	1,222	—	—	1,222
Investments:
Available-for-sale:
Government bonds	289	—	—	289
Corporate bonds	605	217	—	822
Fund trusts	13	111	—	124
Equity securities	20,901	—	—	20,901
Prepaid expenses and other current assets:
Derivatives	—	544	—	544

Total assets	23,030	71,372	—	94,402

Liabilities:
Other current liabilities:
Derivatives	—	3,259	—	3,259

Total liabilities	—	3,259	—	3,259

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21.	Fair Value Measurements (continued)

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

Assets and liabilities measured at fair value on a nonrecurring basis

There were no assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2018. The following table presents the Canon’s asset that was measured at fair value on a nonrecurring basis consistent with the fair value hierarchy and related impairment charge recognized during the year ended December 31, 2017.

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

22.	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Segment information for the year ended December 31, 2018 have reflected this change. Prior period amounts also have been restated. Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the year ended December 31, 2017 have been reclassified and for the year ended December 31, 2016 have not been restated since they have not been material. Total assets as of December 31, 2016 have been restated.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:	Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers /Inkjet printers / Large format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit:	Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems / Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment/ Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. While Canon previously disclosed operating profit as segment profit, Canon has newly adopted income before income taxes as segment profit for the year ended December 31, 2018. Due to the increase of other income (deductions) from the adoption of ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, Canon has changed its business performance measure. Please refer to Note 1 (w) for more detailed information about the change in the accounting standard.

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:
Net sales:
External customers	1,804,002	1,007,365	437,305	703,265	—	3,951,937
Intersegment	3,299	800	273	101,946	(106,318)	—

Total	1,807,301	1,008,165	437,578	805,211	(106,318)	3,951,937
Operating cost and expenses	1,586,497	891,210	408,739	739,665	(17,126)	3,608,985

Operating profit	220,804	116,955	28,839	65,546	(89,192)	342,952
Other income (deductions)	8,383	4,299	640	2,061	4,557	19,940

Income before income taxes	229,187	121,254	29,479	67,607	(84,635)	362,892

Total assets	923,261	393,004	247,282	383,568	2,952,350	4,899,465
Depreciation and amortization	64,964	40,541	9,365	38,582	98,102	251,554
Capital expenditures	48,127	25,796	7,454	24,091	95,036	200,504

2017:
Net sales:
External customers	1,802,542	1,135,584	434,985	706,904	—	4,080,015
Intersegment	2,240	604	1,202	85,946	(89,992)	—

Total	1,804,782	1,136,188	436,187	792,850	(89,992)	4,080,015
Operating cost and expenses	1,615,521	962,663	414,246	752,122	13,858	3,758,410

Operating profit	189,261	173,525	21,941	40,728	(103,850)	321,605
Other income (deductions)	6,108	2,388	564	1,339	21,880	32,279

Income before income taxes	195,369	175,913	22,505	42,067	(81,970)	353,884

Total assets	946,213	387,088	238,824	376,064	3,250,102	5,198,291
Depreciation and amortization	72,346	41,695	5,212	39,736	102,892	261,881
Impairment losses on goodwill	21,721	—	—	12,191	—	33,912
Capital expenditures	46,769	28,508	8,963	16,620	80,529	181,389

2016:
Net sales:
External customers	1,743,039	1,094,291	—	564,157	—	3,401,487
Intersegment	2,957	998	—	82,326	(86,281)	—

Total	1,745,996	1,095,289	—	646,483	(86,281)	3,401,487
Operating cost and expenses	1,583,588	953,567	—	641,082	6,825	3,185,062

Operating profit	162,408	141,722	—	5,401	(93,106)	216,425
Other income (deductions)	7,467	2,691	—	1,658	16,410	28,226

Income before income taxes	169,875	144,413	—	7,059	(76,696)	244,651

Total assets	947,602	391,661	204,755	354,602	3,239,909	5,138,529
Depreciation and amortization	76,500	47,386	—	42,872	83,338	250,096
Capital expenditures	71,841	25,564	—	29,694	81,280	208,379

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of CMSC are also included in corporate expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and cash equivalents, investments, deferred tax assets, goodwill, identified intangible assets from acquisitions and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis.

Information about sales by product to external customers for each segment for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Years ended December 31
	2018	2017	2016
	(Millions of yen)
Office
Monochrome copiers	280,035	287,823	289,532
Color copiers	403,522	405,576	386,193
Printers	702,378	702,491	664,846
Others	418,067	406,652	402,468

Total	1,804,002	1,802,542	1,743,039
Imaging System
Cameras	599,578	702,598	666,868
Inkjet printers	318,382	333,721	329,066
Others	89,405	99,265	98,357

Total	1,007,365	1,135,584	1,094,291
Medical System
Diagnostic equipment	437,305	434,985	—

Industry and Others
Lithography equipment	199,722	193,113	121,090
Others	503,543	513,791	443,067

Total	703,265	706,904	564,157

Consolidated	3,951,937	4,080,015	3,401,487

Canon Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
	(Millions of yen)
Net sales:
Japan	869,577	884,828	706,979
Americas	1,076,402	1,107,515	963,544
Europe	1,015,428	1,028,415	913,523
Asia and Oceania	990,530	1,059,257	817,441

Total	3,951,937	4,080,015	3,401,487

Long-lived assets:
Japan	1,046,065	1,081,522	1,163,374
Americas	129,989	141,937	147,129
Europe	169,357	174,889	166,734
Asia and Oceania	136,602	149,244	164,007

Total	1,482,013	1,547,592	1,641,244

Net sales are attributed to areas based on the location where the product is shipped and the service is performed to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥995,245 million, ¥1,022,305 million and ¥884,083 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Long-lived assets represent property, plant and equipment and intangible assets for each geographic area.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2018:
Allowance for doubtful receivables
Trade receivables	13,378	1,347	(2,789)	(459)	11,477
Finance receivables	2,681	938	(1,284)	340	2,675
Year ended December 31, 2017:
Allowance for doubtful receivables
Trade receivables	11,075	3,574	(1,787)	516	13,378
Finance receivables	2,325	1,436	(1,523)	443	2,681
Year ended December 31, 2016:
Allowance for doubtful receivables
Trade receivables	12,077	1,460	(1,824)	(638)	11,075
Finance receivables	2,878	398	(978)	27	2,325

Item 19. Exhibits

List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101	INSTANCE DOCUMENT

101	SCHEMA DOCUMENT

101	CALCULATION LINKBASE DOCUMENT

101	LABELS LINKBASE DOCUMENT

101	PRESENTATION LINKBASE DOCUMENT

101	DEFINITION LINKBASE DOCUMENT

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

Date     March 28, 2019