Form 20-F/A
period 2018-12-31
CANON INC
filed 2019-06-26
CIK 16988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Sachiho Tanino, +81-3-3758-2111, +81-3-5482-9680, 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
(1) Common Stock (the “shares”)	CAJ	New York Stock Exchange*
(2) American Depositary Shares (“ADSs”), each of which represents one share		New York Stock Exchange

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A has been filed by Canon Inc. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on March 28, 2019. This amendment presents Item 18. The only change to Item 18 is to add the conformed signature of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, to the audit reports, which were inadvertently omitted in the original filing. Manually signed versions of the reports were received by the Company from Ernst & Young ShinNihon LLC prior to the original filing.

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

In addition, the Company submits the unchanged consolidated financial statements of the Company and currently dated certifications of our principal executive officer and our principal financial officer pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

Date     June 26, 2019