Form 20-F
period 2019-12-31
CANON INC
filed 2020-03-27
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from

to

Commission file number
001-15122

CANON KABUSHIKI KAISHA
(Exact name of Registrant in Japanese as specified in its charter)
CANON INC.
(Exact name of Registrant in English as specified in its charter)
JAPAN
(Jurisdiction of incorporation or organization)
30-2, Shimomaruko 3-chome,
Ohta-ku,
Tokyo
146-8501,
Japan
(Address of principal executive offices)
Sachiho Tanino
,
+81-3
-
3758-2111
,
+81-3-5482-9680,
30-2, Shimomaruko 3-chome,
Ohta-ku,
Tokyo
146-8501,
Japan
(Name, Telephone, Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
(1) American Depositary Shares (“ADSs”), each of which represents one share	CAJ	New York Stock Exchange
(2) Common Stock (the “shares”)*

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
As of December 31, 2019,
1,063,834,471
shares
of common stock, including 15,667,622 ADSs, were outstanding.
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

(§232.405 of this chapter)

during the preceding
12
months (or for such shorter period that the registrant was required to submit such files)
Yes

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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2019 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 6, 2020, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥ 105.31= U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “2019” refers to the Company’s fiscal year ended December 31, 2019, and other fiscal years of the Company are referred to in a corresponding manner.
FORWARD-LOOKING INFORMATION
This Annual Report contains forward-looking statements and information relating to Canon that are based on beliefs of its management as well as assumptions made by and information currently available to Canon. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions, as they relate to Canon or its management, are intended to identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information-Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Canon Inc. does not intend or assume any obligation to update these forward-looking statements.

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

Selected financial data *1*3 :	2019	2018	2017	2016	2015
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,593,299	¥3,951,937	¥4,080,015	¥3,401,487	¥3,800,271
Operating profit	174,667	342,952	321,605	216,425	343,858
Income before income taxes	195,740	362,892	353,884	244,651	347,438
Net income attributable to Canon Inc.	125,105	252,755	241,923	150,650	220,209
Advertising expenses	46,665	58,729	61,207	58,707	80,907
Research and development expenses	298,503	315,842	333,371	306,537	332,678
Depreciation of property, plant and equipment	170,418	175,771	189,712	199,133	223,759
Increase in property, plant and equipment	178,088	159,316	147,542	171,597	195,120
Long-term debt, excluding current installments	357,340	361,962	493,238	611,289	881
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,692,595	2,827,602	2,870,630	2,783,129	2,966,415
Total assets	4,768,351	4,899,465	5,198,291	5,138,529	4,427,773

Average number of common shares in thousands	1,069,957	1,079,753	1,085,439	1,092,071	1,092,018

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥116.93	¥234.09	¥222.88	¥137.95	¥201.65
Diluted	116.91	234.08	222.88	137.95	201.65
Cash dividends declared	160.00	160.00	160.00	150.00	150.00
Cash dividends declared (U.S.$)*2	$1.514	$1.440	$1.483	$1.393	$1.290

Notes:
1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.

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
 2017-07
from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification from cost of sales, and selling, general and administrative expenses, and research and development expenses into other income (deductions) for the years ended December 31, 2017, 2016, and 2015 respectively.

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
As the market for digital cameras has been shrinking, competition in price and performance specifications is intensifying. Moreover, along with the significant improvements in the shooting capabilities of other digital devices, including smartphones, consumer preferences for shooting activities have changed and diversified. If Canon is unable to introduce new products that appeal to the needs of consumers and maintain its superiority over other digital device competitors, or provide new services for enjoying images, Canon could suffer from an erosion of the digital camera market, with a resulting adverse effect on operating results.
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
Canon’s headquarters functions, information systems and research and development centers are located in or near Tokyo, Japan, where the possibility of damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, materials procurement, manufacturing, logistics, sales and services are located throughout the world and subject to the possibility of outage or similar disruption as a result of a variety of events, including natural disasters such as earthquakes or floods, as well as terrorist attacks. Although Canon continues to establish appropriate backup structures for its facilities and information systems, there can be no assurance that Canon will be able to prevent or mitigate the effect of disruptive events or developments such as the leakage of harmful substances and shutdowns of information systems. Although Canon has implemented backup plans to permit the manufacture of its products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity at sufficient levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its operating results may consequently be adversely affected.
In addition, the global spread of the coronavirus disease (
“COVID-19”
) has had disruptive effects on the supply chain and operations of manufacturers, particularly in Asia. As a result, Canon temporarily suspended operations in certain of Canon’s factories and has experienced reduced production in some of Canon’s factories. Although Canon expects the negative impact of
COVID-19
on global economic and market conditions will adversely affect Canon’s business, the duration and extent of the further spread of
COVID-19
remain uncertain at this time, and therefore the impact on results of operations remains unknown.
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
There are some risks inherent in the use of the electronic data, including vulnerability to hacking, computer viruses, and cyber attacks, service failures and leakage of personal information due to infrastructure issues and issues arising from damage caused by natural disasters. Although Canon continues to make administrative and managerial improvements in order to alleviate these risks, such events may occur despite Canon’s best efforts.
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

Item 4. Information on the Company
A. History and development of the Company
Canon Inc. is a joint stock corporation (
kabushiki kaisha
) formed under the Corporation Law of Japan. Its principal place of business is at
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
In 2019, 2018, and 2017, Canon’s increases in property, plant and equipment were ¥178,088 million, ¥159,316 million and ¥147,542 million, respectively. In 2019, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
For 2020, Canon projects to invest in property, plant and equipment of approximately ¥160,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
The SEC maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at https://global.canon/en.
B. Business overview
Canon is one of the world’s leading manufacturers of office MFDs, plain paper copying machines, laser printers, cameras, inkjet printers, diagnostic equipment and lithography equipment.
Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2019, 75.7% of consolidated net sales were generated outside Japan, with approximately 28.6%, 24.6% and 22.5% generated in the Americas, Europe and Asia and Oceania, respectively.
Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.
Canon’s research and development activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.
Canon will work to realize the optimized global allocation of its production assets based on changes in local conditions in each country and region. Canon has manufacturing subsidiaries in a variety of countries and regions, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and the Philippines, other than Japan.
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
In 2019, Canon expanded its hardware offerings by providing image RUNNER ADVANCE Gen3 3rd Edition with enhanced security function. Canon is also providing a new software named uniFLOW Online which enabled the new image RUNNER ADVANCE Gen 3 3rd Edition to connect to cloud services. Canon expanded our Multi-Function Printer (“MFP”) capability by using the new software solution technology.
To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.
As for laser printers, Canon has focused on expanding sales of high value-added products from mid to high-end
class, especially for MFP, which has resulted in increasing sales volume and market share in the said products category successfully. Canon, however, is experiencing fierce competition from aggressive competitors in the laser printer market and an eventual decline in sales prices of printers and consumable cartridges is becoming a major threat, in addition to concerns over lagging growth of the entire market affected by decrease in demand for printing, which is caused by change in users’ printing behavior due to the prevalence of smartphones, cloud computing, etc.
In response, Canon aims to accelerate current momentum to increase sales volume and market share by enhancing competitiveness like driving contractual business which engages with customers for a certain period, accompanied with leveraging technical innovation and so forth. Furthermore, Canon aims to maximize business efficiency through continuous efforts to reduce costs and optimize its supply chain.
- Imaging System Business Unit -
Canon manufactures and markets digital cameras, as well as lenses and various related accessories.
In 2019, Canon strengthened and expanded its product lineup, including mirrorless cameras, a growing market, by launching six new digital interchangeable-lens cameras, such as the compact and lightweight full-frame mirrorless camera, EOS RP, adopting a newly designed mount system, and the EOS M200 which realizes improved smartphone connectivity and user-friendly operation. As a result, Canon has steadily increased its market share in the field of mirrorless cameras, and maintained number one share in digital interchangeable-lens cameras in terms of volume in 2019 in the major regions/countries, such as the United States, Europe, China and Japan.

Canon aims to expand the imaging domains of EOS, and believes there remains considerable room for future growth through development of new products based on state-of-the-art
technology such as higher picture quality, small and lightweight body and versatile movie/network functions.
Canon has announced six new RF lenses for full frame mirrorless cameras. The large diameter mount and short back focus has allowed for a great increase in freedom of lens design, resulting in huge leaps in optical performance.
Canon aims to meet customer expectations through continuous introduction of high-quality and high-performance lenses developed with superior optical technology and new elemental technology.
As for compact digital cameras, while the overall market has been shrinking, the premium segment with relatively large sensors has been performing steadily. In this segment, Canon launched two new models in 2019, and aims to further strengthen its premium lineup, and improve its profitability.
In the compact photo printer market, Canon has performed well along with the increasing demand for photo printing from smart devices. With its advantages, such as easy operation, portability, and lab-quality
photo print, SELPHY has gained a strong market position in each region. IVY Mini Photo Printer (Zoemini), which empowers users to share their story through print launched in 2018 has also shown high sales performance. Canon plans to tap new customer demand and to maintain its lead in this market.
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
For home use, Canon offers such printer solutions as Canon PRINT Inkjet to tighten the connection with cloud computing, smartphones and tablet PCs. Canon also offers more compact body, premium design, convenient front and rear dual paper feeder, and a larger and easy to read liquid crystal touchscreen panel. Canon believes such enhancement of function and service will increase user-friendliness and satisfaction of users.
Since 2016, Canon has launched Refillable Ink Tank Printers that achieved high productivity and cost saving by featuring built-in
ink tanks, for business use in emerging market.
As large-format inkjet printers must meet the advanced photo and graphic printing needs of professionals, Canon has a lineup of graphic products that cater to all customers, starting with the imagePROGRAF
PRO-1000,
which supports
A2-size
paper, to the
60-inch
flagship model, imagePROGRAF
PRO-6100
with improved functionality and productivity. The color reproduction and expressiveness of dark areas of these products are improved by using
12-color
LUCIA Pro ink, which features new pigment ink and Chroma Optimizer, and the new
L-COA
PRO image processing engine.
To meet companies’ growing demand for
low-cost
in-house
production of large formats such as CAD and posters, Canon newly developed the five-color pigment ink LUCIA TD that realizes high-quality image printing on normal paper and does not require special paper. In addition to the imagePROGRAF TX/TM series that deliver high-speed printing, the entry version imagePROGRAF TA series were newly added to the lineup, with the best print quality and the quietness inherited from the advanced models.
Since 2012, Canon has shipped the DreamLabo 5000, the first inkjet production photo printer featuring new FINE high-density print head technology.

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
In the CT systems business, the mainstay of medical business units, Canon kept top share in the Japanese market. New products Canon launched so far continued to enhance its presence, such as Aquilion Start in 16 slice configurations with premium technology originally developed for our high-end
CT systems, Aquilion ONE
™
/ GENESIS Edition with Advanced intelligent
Clear-IQ
Engine (“AiCE”) and ultrasound systems “Aplio
a-series”.
Canon pursues high-resolution imaging that helps enable more accurate diagnosis. Canon introduces spectral CT system and also MRI system designed for deep intelligence with Deep Learning Spectral Reconstruction imaging capabilities. Deep Learning can distinguish true signal from noise to deliver sharp, clear and distinct images at fast speeds.
By incorporating various strengths (such as precision mechanical design, processing technology, sensor technology, and image processing technology) and advancing synergy with Canon’s group technology among the development, manufacturing, and servicing of Canon’s medical equipment products, Canon continues to provide products with high added value that further contribute to a field of healthcare.
Canon is strategically realigning its global medical business within Canon Group and started operations under the new organization in USA and Japan from January 2020 in order to expand global business.
Canon and the Center for iPS Cell Research and Application, Kyoto University, began joint research from August, 2019, with the aim of contributing to the field of regenerative medicine through the realization of higher-quality induced pluripotent stem (“iPS”) cells1 for autograft purposes, or “my iPS cells2”.
In the component business, both the expanding demand in emerging markets and the demand to transition from Computed Radiography (“CR”) to Digital Radiography (“DR”) continue to drive steady market growth for
X-ray
equipment. On the other hand, technological competition with component manufacturers in Europe and the USA has been increasing for high-end
products, and price competition with manufacturers in China and South Korea has been increasing for the low-end
product segment where products are becoming commoditized. Under these market circumstances, Canon launched a new standard model with enhanced price competitiveness for some regions in 2019, and plans to make it available in other regions soon. In the dynamic
X-ray
equipment market, where high growth is expected, Canon is continuing its strong efforts to promote sales of fluoroscopy and angiography systems. With regard to our
X-ray
tube units,
X-ray
imaging devices, etc., Canon has developed competitive products for this business based on its highly reliable core technologies (high-voltage vacuum technology, hydrodynamic liquid metal bearing technology, cesium iodide deposition technology, etc.), which have contributed to strong sales. With regard to professional cameras which are mainly for medical equipment, Canon retains high competitiveness, due to its agile product development and quick adaptation to the market needs for camera miniaturization and better image quality.
In the ophthalmic equipment business, Canon continues to upgrade its Optical Coherence Tomography (“OCT”) Angiography software series which enables depiction of retinal blood vessels without using fluorescein, a substance that potentially causes strong allergic reactions, under stiffer competition in the growing OCT market.

- Industry and Others Business Unit -
In the market for semiconductor lithography equipment, capital expenditures in memory lithography equipment were significantly restrained due to the impact of trade friction between the United States and China and the decline in memory prices. On the other hand, capital expenditures for CMOS sensors, communication devices, and other products were solid due to advances in IoT and 5G technologies. In the market for back-end
lithography systems, capital expenditures in large-capacity memories such as Through-Silicon Via (“TSV”) expanded due to increasing demands for higher density integration and thinner chips.
Responding to diversified semiconductor applications, Canon has been developing a
“design-in”
business style, which enables customer needs to be reflected in the early stage of our product development process, and Canon has made steady progress in developing products with high added value. Canon has a wide variety of products for IoT devices and automotive semiconductors, which are rapidly becoming more widespread. Canon is ready to expand its market share further by KrF scanner
“FPA-6300ES6a”
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
In the market for FPD lithography equipment, investments in high-definition organic light-emitting diode (“OLED”) panels for mobile applications, which had been very strong in past couple of years, have entered an adjustment phase, but there is an ongoing momentum of application expansion such as foldable displays. The TV market performed stable due to the continuous investments for large-sized
TVs mostly in China’s market. The TV market is expected to experience a transition to high-quality TVs represented by large-sized,
4K/8K high-definition panels and OLED displays. Canon meets market needs by reinforcing its lineup with “MPAsp-H1003T” which realizes a high productivity by one shot exposure of high quality
65-inch
panel on a G8 glass substrate. Also, Canon is aiming to expand its market share further by strengthening competitiveness and improving throughput of “MPAsp-E813H” to meet the diversification of OLED products.
Network cameras are recognized as the key to the social infrastructure for crime prevention and disaster monitoring, and the need for high-resolution, high-quality cameras is ever increasing. Moreover, video content analysis software contributes to the automation and man-power
saving in response to the shortage of human resources due to the declining birthrate and aging population, and is widely used for production sites and marketing fields other than just for security purposes. The market for solutions that combine network cameras and video content analysis software is largely expanding.
In 2019, Canon enhanced the function of the ultra-high sensitivity network camera
“ME20F-SHN”
that demonstrates its outstanding performance especially at night and in the dark. Furthermore, Canon also released new outdoor network cameras that adopted its originally developed “Hydrophilic Coating II” technology. By merging products equipped with Canon’s differentiated technology with the extensive lineup of network cameras from Axis, as part of the Group, Canon is able to respond to a wide range of customer requests from general monitoring applications to important facility monitoring.
In addition, as a video content analysis software, Canon released the “Crowd People Counter for Milestone XProtect Version 1.0” that can instantly count thousands of people with high speed and high accuracy by using AI. It is expected to be utilized in various fields for such situations as accident prevention, traffic volume surveys, gauging the congestion status of sightseeing spots, event marketing and others.
Going forward, Canon aims to become a global leader in network visual solutions by providing optimal solutions through strengthening collaboration and accelerating technology fusion among the group companies such as Axis, Milestone, and BriefCam.

Canon adopts differentiation strategy for high image quality in the digital video camera market. In the professional video camera field, Canon launched the “EOS C 500 Mark II” digital cinema camera equipped with a 5.9 K full-size
sensor, and the “XA 55/45 Series” 4K professional video camera. Canon is aiming to build up a major position in the video production market by introducing a wider product lineup.
In the broadcasting lens market, demand for sports relay broadcasting in developed countries and 4K broadcasting in emerging countries are growing steadily, and Canon continues to maintain a high market share thanks to its strong product lineup. For satisfying higher demand for 2/3 inch 4K lenses mainly in Europe and Asia, Canon continues to expand the product lineup, for example, by launching the “UJ 122 x 8.2 B” outdoor relay lens and the “CJ 15 ex 4.3 B” portable lens. In the field of cinema lenses, Canon launched 7 types of single focus lens series “Sumire Prime” featuring soft depiction and bokeh in cinema photography. The series has been popular in the film and video production markets.
The market for projectors in business applications, in particular brighter, installation type projectors, enjoyed robust growth. In this market, Canon is expanding its product lineup with its advanced optical technologies. In 2019, Canon launched 4K laser projector “4K6021Z” as the flagship model. Moreover, Canon released PC application software that supports multiple projection installation, which has been growing in recent years. Canon aims to expand the projector business based on customer’s demands.
NET SALES BY SEGMENT
The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2019	change	2018	change	2017
	(Millions of yen, except percentage data)
Office	1,702,595	-5.8%	1,807,301	0.1%	1,804,782
Imaging System	807,414	-16.8	970,435	-11.7	1,099,125
Medical System	438,525	0.2	437,578	0.3	436,187
Industry and Others	737,945	-12.5	842,941	1.6	829,913
Eliminations	(93,180)	—	(106,318)	—	(89,992)

Total	3,593,299	-9.1%	3,951,937	-3.1%	4,080,015

From the beginning of the first quarter of 2019, Canon has reclassified certain businesses from the Imaging System Business Unit to the Industry and Others Business Unit, and from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from the Office Business Unit to the Industry and Others Business Unit. Sales amounts for the years ended 2018 and 2017 also have been restated.
NET SALES BY GEOGRAPHIC AREA
The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2019	change	2018	change	2017
	(Millions of yen, except percentage data)
Japan	872,534	0.3%	869,577	-1.7%	884,828
Americas	1,029,078	-4.4	1,076,402	-2.8	1,107,515
Europe	882,480	-13.1	1,015,428	-1.3	1,028,415
Asia and Oceania	809,207	-18.3	990,530	-6.5	1,059,257

Total	3,593,299	-9.1%	3,951,937	-3.1%	4,080,015

Seasonality
Canon’s sales for the fourth quarter are typically higher than for the other three quarters, mainly due to strong demand for consumer products, such as cameras and inkjet printers, during the year-end
holiday season.
In Japan, corporate demand for office products peaks in the first quarter, as many Japanese companies end their fiscal year in March. Sales also tend to increase at the start of the new school year in each region.
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
Canon also sells laser printers on an OEM basis to HP Inc. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2019 and 2018, OEM sales to HP Inc. constituted 13.0% and 13.6%, respectively, of Canon’s consolidated net sales.
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
Canon services its copying machines, office MFDs, and printers, and supplies replacement drums, parts, toner and paper. Most customers enter into a contract under which Canon offers consumables and parts as well as break fix activities in return mainly for a fixed amount in the contract plus a per copy charge. Copying machines not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.
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
The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that its ability to compete effectively depends in large part on conducting successful research and development activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices. The competitive environments in which each product group operates are described below:
- Office Business Unit -
The markets for this segment are highly competitive. Canon’s primary competitors are Xerox Corporation/Fuji Xerox Co., Ltd.; Ricoh Company, Ltd.; Konica Minolta Inc.; HP Inc.; Samsung Electronics Co., Ltd.; and Lexmark International, Inc. Canon believes that it is one of the leading global manufacturers of office MFDs, copying machines and laser printers. In addition to the general elements of competition described above, Canon’s ability to compete successfully in these markets also depends significantly on whether it can provide effective, broad-based “business solutions” to its customers and respond to interrelated customer needs. In particular, the ability to provide equipment and software that connect effectively to networks (ranging in scope from local area networks to the Internet and the cloud) is often a key to Canon’s competitive strength. In the United States, Europe and Japan, Canon is one of the market leaders in all areas of the business machine market. In emerging markets, for example in China, the current market leaders for business machines are Fuji Xerox. Co., Ltd., Konica Minolta Inc. and Toshiba TEC Corporation. Canon plans to join this group by introducing products tailored to the Chinese market and by strengthening sales and service channels.
- Imaging System Business Unit -
Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.
Canon’s primary competitors in the interchangeable-lens digital camera market are Nikon Corporation and Sony Corporation.
Average prices for compact digital cameras in the industry increased in 2019 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.
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

The markets for this segment are highly competitive. Canon has been consistently involved in the medical care business, from development to manufacturing, sales, and service. Canon believes that it provides high-resolution images that enable more accurate diagnosis. For example, we have developed several world’s-first
technologies, such as an ultrahigh-resolution CT scanner with twice the spatial resolution in both the in-plane
direction and the axial direction compared to a conventional CT scanner, and ultrasound technology that can perform imaging of very fine, slow-flowing bloodstreams that previously could not be visualized. Canon will continue to bring the latest diagnostic imaging systems to the market.
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
Environmental regulations
Canon is subject to a wide variety of laws, regulations, industry standards and global initiative relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation and environmental health and safety. Some of the environmental laws, regulations, industry standards and global initiative that affect Canon’s businesses are summarized below.
1.	UN Frameworks to Address Global Issues, which are related to the Environment including Climate Changes

The United Nations adopted the 2030 Agenda for Sustainable Development Goals (“SDGs”) on September 25, 2015, under the UN Sustainable Development Summit. SDGs cover global issues to be addressed for transforming the world toward sustainable development over the next 11 years, which are composed of 17 goals and 169 targets. The goals and targets cover a wide-range global issues, including the environmental areas such as climate change, sustainable energy, efficient use of natural resources and reduction of waste. Based upon the SDGs, member states will introduce national policies and initiatives to tackle such global environmental issues, and Canon may need to implement further actions to respond to potential national initiatives.
The Paris Agreement on climate change was adopted in 2015 and entered into force in 2016. The Agreement relates to a common future framework beyond 2020 to address climate change. In the Agreement, all member states of UNFCCC agreed to take countermeasures to hold Global temperature rise to well below 2 degrees Celsius above pre-industrial
levels and to pursue efforts to limit the temperature rise to 1.5 degrees Celsius.
Upon the Agreement, Canon is further striving to reduce CO2 emissions toward the low-carbon
society. Canon has established 2019-2021
Mid-Term
Environmental Goals and monitors its progress to be reported to its Management for review on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by average 3% improvement”, “Raw materials and usage CO2 emissions improvement index per product by average 3% improvement”, and “Improve energy consumption basic unit at operational sites by 1.2% (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product, that was an average improvement of 5.0% (2008-2018) and cumulative 37.7% as compared with 2008. Also, total lifecycle CO2 emissions in 2018 were 7,043 million tons. Further, Canon continues to reduce its “Life Cycle CO2 emission” per product, that was an average improvement of 4.7% (2008-2019) and cumulative 40.0% as compared with 2008. Total lifecycle CO2 emissions in 2019 were 6,088 million tons, which were verified by a third party in March 2020.
Canon continues to pursue CO2 emission reductions both locally and globally through energy-efficient product design and improvement of logistics and factory operations.
As for the environmental information disclosure, Canon considers the disclosure items recommended by the Financial Stability Board (FSB), Task Force on Climate-related Financial Disclosures (TCFD) in the Canon Sustainability Report. Further, Canon discloses climate-related information through a platform of the CDP.
2.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”)

Under RoHS Directive, from July 1, 2006, companies have been required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to include medical and measurement equipment starting in July 2014. New subsidiary directive of RoHS Directive restricting an additional four substances, Bis
(2-ethylhexyl)
phthalate (“DEHP”), Butyl benzyl phthalate (“BBP”), Dibutyl phthalate (“DBP”) and Diisobutyl phthalate (“DIBP”), was published in June 2015, and these substances have been restricted starting in July, 2019. In 2018, study for more additional restricted substances was started, and the preparatory study for the next recast of RoHS was started in 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire and/or additional substances are restricted in the future, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs.
3.	European Framework for the Management of Chemical Substances (“REACH Regulation”)

The REACH Regulation was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union. All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. If certain substances of very high concern are contained in an article, the substances must be communicated to the recipient or consumer of the article. In addition, such information will have to be registered on the new EU database under Waste Framework Directive from January 2021. Canon is now preparing a scheme which make necessary information input to the database. Furthermore, additional restrictions on the use of certain substances can be proposed at any time by the ECHA (European Chemical Agency) or member states, and, some of them have been already adopted and others are now under discussion, manufacturers such as Canon must take steps to address such new restrictions.

Canon keeps meeting these existing and newly-added requirements under the REACH Regulation, and their implementation could increase Canon’s management costs and have adverse effects on its operating results and financial condition.
4.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)

The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode
and standby mode and external power supplies were adopted in and have been applied since 2010. This measure was expanded in 2013 to include requirements for energy modes with “networked standby”. The requirements for “networked standby” were applied from 2015. The revised implementing regulation for external power supplies was published in Nov. 2019 and will be implemented from April 2020. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (“VA”) and began implementation in 2011. Currently the VA is under review, and commitments may become tighter than ever from 2020, because the European authorities and NGOs are expected to require a stricter VA including resource efficiency-related criteria. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.
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
6.	Chinese Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products

The Chinese Ministry of Information Industry revised Administrative Measures on the Control of Pollution Caused by Electrical and Electronic Products in January 2016, and regulates the same six substances covered by the EU RoHS in electrical and electronic products. The measures establish two stages of implementation. Stage 1 is in effect and covers all Canon products. To comply with Stage 1 requirements, a China-specific label must be placed on any covered product if any of the six regulated substances are contained therein, and use of the six regulated substances must be disclosed in each product manual. Stage 2 requires that the contents of six regulated substances in specific (as specified by the Chinese Government in the “Compliance catalog”) be restricted by limitations similar to the EU RoHS Directive. The “Compliance catalog” including printers, copying machines and facsimile machines was published on March 12, 2018. The Conformity Assessment System for products covered by the “Compliance catalog” was published on May 16, 2019, which entered into force on November 1, 2019. Canon is continuing to comply with requirement.
The requirements may increase Canon’s costs and have an adverse effect on its operating results and financial condition
7.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products

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
During the year ended December 31, 2019, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.
•	CMSC, a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Istanbul, Turkey, Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2019 were approximately ¥142,431 thousand. The net profit was substantially less than that.
As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2019 that requires disclosure in this report under Section 13(r)

of the Exchange Act. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.
In addition, CMSC has indirect sales of medical equipment to unaffiliated distributors in Japan, which distribute the equipment to hospitals in Syria and Sudan through unaffiliated third parties. Canon does not have any direct agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or with entities controlled by those governments. Total net sales to Syria and Sudan in the year ended December 2019 was one-tenth
of one percent (0.1%) or less of Canon’s total consolidated net sales for that period. Canon does not believe the transactions with Syria and Sudan are material, either individually or in the aggregate, in quantitative or in qualitative terms.
C. Organizational structure
Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2019, Canon Inc. had 361 consolidated subsidiaries and 8 affiliated companies accounted for by the equity method.
The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2019.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	50.1%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Canon Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%

D. Property, plants and equipment
Canon’s manufacturing is conducted primarily at 29 plants in Japan and 14 plants in other countries. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2019 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,564	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	166	Training and administration

Kawasaki Office, Kanagawa	1,882	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	378	Development of medical equipment ,Human resources development training (except for technical training)

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Fuji-Susono Research Park, Shizuoka	932	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	394	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	879	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	384	Quality engineering

Oita Plant, Oita	402	Manufacturing of semiconductor devices

Yako Office, Kanagawa	906	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,764
Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,018	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	971	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,310	Components, magnetic heads, document scanners and laser printers

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,104	Label printer, Card printer, Optical equipment, Motor

Canon Precision Inc., Aomori	1,587	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	144	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,920	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	723	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	2,106	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,095	Laser printers, toner cartridges and A-Si drums

Oita Canon Materials Inc., Oita	3,130	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers and inkjet cartridges

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Semiconductor Equipment Inc., Ibaraki	232	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	989	Recycling of toner cartridges, repair and recycling of business machines

Fukui Canon Materials Inc., Fukui	191	OPC raw stock, material for optics, High water-repellent material

Miyazaki Canon Inc., Miyazaki	831	Digital cameras

Canon Mold Co., Ltd., Ibaraki	220	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	760	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	697	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	386	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Canon Medical Systems Corporation, Tochigi	1,423	R&D, manufacturing and sales of medical equipment

Canon Electron Tubes & Devices Corporation, Tochigi	357	R&D, manufacturing and sales of electron tubes and its application products

Overseas

Europe

Canon Giessen GmbH, Giessen, Germany	348	Remanufacturing of copying machines, repair of cameras, service and support for Canon sales companies

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges

Océ-Technologies B.V., Venlo, the Netherlands*1	2,189	Document management, digital sheet-fed presses and wide format printers

Americas

Canon Virginia, Inc., Virginia, U.S.	1,546	Toner cartridges, molds and remanufacturing of copying machines

Asia

Canon Inc., Taiwan, Taiwan	1,597	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Lenses and optical lens parts

Canon Dalian Business Machines, Inc., Dalian, China	1,721	Production and recycling of toner cartridges, production of laser printers

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Canon Zhuhai, Inc., Zhuhai, China	1,722	Digital cameras, digital video camcorders and contact image sensors

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,274	Inkjet printers, office MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	52	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,368	Inkjet printers, laser printers, office MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,528	Copying machines

Canon Business Machines (Philippines), Inc., Batangas, Philippines	893	Laser printers

Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.
Note:
1.	Océ-Technologies B.V. was renamed as Canon Production Printing Netherlands B.V. on January 1, 2020.

Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Ibaraki	New Storage (Headquarters Operations)

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

Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business and the Industry and Others Business Unit.
Economic environment
Looking back at the global economy in 2019, the U.S. economy continued to grow thanks to solid consumer spending based on the strong employment environment and changes in monetary policy, despite signs of a slowdown in manufacturing industries. The European economy was soft amid sluggish exports and concerns over the U.K. leaving the EU. As for the Chinese economy, despite holding discussions with the United States on trades and reaching an agreement in the first stage, the rate of economic growth dropped due to decreases in exports and capital investment caused by prolonged trade friction with the United States. As for other emerging markets, economic growth slowed due to sluggish external demand and weak pricing of natural resources. In Japan, while the employment situation remained strong, the economic recovery was modest due to a drop in manufacturing activity caused by sluggish external demand. On a global basis, the economic slowdown continued.
Market environment
Amid these conditions, in the markets in which Canon operates, demand for office MFDs was in line with the previous year, despite solid demand for color models, and due to lower demand for monochrome models. As for laser printers, demand decreased due to the impact of economic slowdowns in China and other countries. The market for cameras continued to shrink. Demand for inkjet printers continued to shrink in developed markets and remained sluggish in emerging markets due to economic slowdowns. On the other hand, although demand for medical equipment continued to recover in Japan, overall demand was in line with the previous year, mainly owing to currency depreciation and economic slowdowns in some emerging markets. While customers continued efforts to restrain capital investment in the industrial equipment market, demand for network cameras continued to expand.
The average value of the yen for the year was ¥109.03 against the U.S. dollar, a year-on-year
appreciation of approximately ¥1, and ¥122.03 against the euro, a year-on-year
appreciation of approximately ¥8.
Summary of operations
In 2019, overall unit sales of office MFDs increased slightly compared with the previous year, despite a decline in monochrome models, and thanks to market exceeding growth in color models. As for laser printers, although sales for new models were strong, overall unit sales decreased compared with the previous year, due to slowdowns in sales of low-speed
models. While Canon firmly maintained the top market share position, overall unit sales of interchangeable-lens digital cameras decreased compared with the previous year, owing to the shrinking market. Looking at inkjet printers, despite expanding sales of refillable ink tank models, overall unit sales decreased compared with the previous year. With regard to medical equipment, although domestic sales remained solid thanks to a strengthened product lineup, worldwide sales grew only slightly due to a first-quarter slowdown in overseas sales. As for industrial equipment, sales of lithography equipment and OLED panels manufacturing equipment decreased compared with the previous year due to efforts to restrain capital investment in semiconductor memory and small- and medium-size
display panels. On the other hand, sales of network cameras increased steadily thanks to their broadening use in various areas. Under these conditions, net sales for the year decreased by 9.1% year on year to ¥3,593,299 million. In addition, the gross profit ratio dropped by 1.6 points to 44.8%. Operating expenses decreased by 3.8% year on year to ¥1,435,366 million, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation. As a result, operating profit decreased by 49.1% to ¥174,667 million. Other income (deductions) increased by ¥1,133 million, mainly due to currency exchange gains and losses compared with the previous year, while income before income taxes decreased by 46.1% year on year to ¥195,740 million and net income attributable to Canon Inc. decreased by 50.5% to ¥125,105 million.

Total assets decreased by ¥131,114 million to ¥4,768,351 million at December 31, 2019, compared with the end of previous year, mainly due to a decrease of cash and cash equivalents, and accounts receivables. Total liabilities decreased by ¥5,119 million to ¥1,876,433 million at December 31, 2019, compared with the end of previous year, mainly due to a decrease of accounts payables and accrued income tax. Total equity decreased by ¥125,995 million to ¥2,891,918 million at December 31, 2019, compared with the end of previous year, mainly due to the dividend payout, the repurchasing of treasury stock and an increase of accumulated other comprehensive loss resulting from the appreciation of the yen.
Key performance indicators
The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2019	2018	2017	2016	2015
Net sales (Millions of yen)	3,593,299	3,951,937	4,080,015	3,401,487	3,800,271
Gross profit to net sales ratio	44.8%	46.4%	48.8%	49.2%	50.8%
R&D expense to net sales ratio	8.3%	8.0%	8.2%	9.0%	8.8%
Operating profit to net sales ratio	4.9%	8.7%	7.9%	6.4%	9.0%
Income before income taxes to net sales ratio	5.4%	9.2%	8.7%	7.2%	9.1%
Inventory turnover measured in days	59 days	56 days	49 days	59 days	47 days
Debt to total assets ratio	10.8%	8.2%	10.2%	11.9%	0.0%
Canon Inc. shareholders’ equity to total assets ratio	56.5%	57.7%	55.2%	54.2%	67.0%

Notes:
1.	Inventory turnover measured in days is determined by: Inventory divided by net sales for the previous six months, multiplied by 182.5. The increase of inventory turnover in 2016 was primarily due to the acquisition of CMSC on December 19, 2016. If this factor were excluded, the inventory turnover would show 50 days.

2.	The increase of the debt to total assets ratio in 2019 was primarily due to adopting new accounting standard ASU No.
 2016-02,
Leases (Topic 842) Section A. The company includes current operating lease liability and noncurrent operating lease liability as the debt since 2019. If this factor were excluded, the debt to total assets ratio in 2019 is 8.6%. Please refer to Note 1 (x) for more detailed information.

3.	The decrease of the Canon Inc. shareholders’ equity to total assets ratio in 2019 was primarily due to adopting new accounting standard ASU No.
 2016-02,
Leases (Topic 842) Section A. The company includes operating lease right-of-use
assets in total assets since 2019. If this factor were excluded, Canon Inc. shareholders’ equity to total assets ratio is 57.9%. Please refer to Note 1 (x) for more detailed information.

4.	See notes to Item 3A “Selected Financial Data”.

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
Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms of product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. Furthermore, Canon has further pursued cost reductions through enhancement of efficiency in its production. Canon believes that these approaches will cause improving Canon’s gross profit ratio, and it will continue pursuing the curtailment of product development lead times and reductions of production costs.
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
Canon Inc. shareholders’ equity to total assets ratio is another KPI for Canon. Canon believes that its shareholders’ equity to total assets ratio measures its long-term sustainability. Canon also believes that achieving a high or rising shareholders’ equity ratio indicates that Canon has maintained a strong financial position or further improved its ability to fund debt obligations and other unexpected expenses. In the long-term, Canon’s management believes a high shareholders’ equity ratio will enable Canon to maintain a high level of stable investments for its future operations and development. As Canon puts strong emphasis on its R&D activities, management believes that it is important to maintain a stable financial base and, accordingly, a high level of its shareholders’ equity to total assets ratio.
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
Most of Canon’s service revenue is generated from office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
The majority of service arrangements for office products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related office products are sold.
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
Lease
Canon provides leasing arrangement to its customers primarily for the sales of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.
Business combinations
Acquisitions are accounted for using the acquisition method of accounting. The acquisition method of accounting requires the identification and measurement of all acquired tangible and intangible assets and assumed liabilities at their respective fair values, as of the acquisition date. The determination of the fair value of net assets acquired involves significant judgment and estimates, such as future cash flow projections, appropriate discount and capitalization rates and other estimates based on available market information. Estimates of future cash flows are based on a number of factors including operating results, known and anticipated trends, as well as market and economic conditions.
Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2019 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit exceeded its respective carrying amount. However, with regard to goodwill attributed to commercial printing business included in the Office Business Unit for which the impairment charge of ¥33,912 million was recognized for the year ended December 31, 2017 and goodwill attributed to the Medical System Business Unit, fair values in excess of reported carrying values as a percentage are lower than other reporting units. As a result, a future reduction in cash flows of the related business, could trigger an impairment. The goodwill related to these reporting units as of December 31, 2019 are ¥27,205 million and ¥508,907 million, respectively. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 8 years to 15 years, respectively.
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
In preparing its financial statements for 2019, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.5% for Japanese plans and 1.6% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.0% for Japanese plans and 5.2% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2019, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥97,614 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.
Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2019, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥4,995 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral affects future pension expense.
Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to an accumulated other comprehensive income (loss), net of tax.
Recently Issued Accounting Guidance
Please refer to Note 1 of the Notes to Consolidated Financial Statements.

Consolidated results of operations
2019 compared with 2018
Summarized results of operations for 2019 and 2018 are as follows:

	2019	Change	2018
	(Millions of yen, except per share
	amounts and percentage data)
Net sales
Products and Equipment	2,835,428	-11.2%	3,194,724
Services	757,871	+0.1	757,213

	3,593,299	-9.1	3,951,937
Operating profit	174,667	-49.1	342,952
Income before income taxes	195,740	-46.1	362,892
Net income attributable to Canon Inc.	125,105	-50.5	252,755

Net income attributable to Canon Inc. shareholders per share:
Basic	116.93	-50.0	234.09
Diluted	116.91	-50.1	234.08

Note: See notes to Item 3A “Selected Financial Data”.
Sales
In the current business term, on a global basis, the economic slowdown continued. In such an environment, although each of Canon Group’s businesses endeavored to expand sales particularly with respect to new products, Canon’s consolidated net sales in 2019 totaled ¥3,593,299 million, a decrease of 9.1% from the previous year largely due to adverse effect of a shrinking market as well as unfavorable currency effects of foreign exchange rate fluctuation. Net sales of products and equipment totaled ¥2,835,428 million, a year-on-year
decrease of 11.2%, while net sales of services totaled ¥757,871 million, a year-on-year
increase of 0.1%.
Overseas operations are significant to Canon’s operating results and generated 75.7% of total net sales in 2019. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
The average value of the yen during the year was ¥109.03 against the U.S. dollar, a year-on-year
appreciation of approximately ¥1, and ¥122.03 against the euro, a year-on-year
appreciation of approximately ¥8. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥90,729 million in 2019. This unfavorable impact consisted of approximately ¥19,828 million of unfavorable impact for the U.S. dollar denominated sales and unfavorable impact of ¥52,368 million for the euro denominated sales, and unfavorable impact of ¥18,533 million for other foreign currency denominated sales.
Cost of sales
Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratios of cost of sales to net sales for 2019 and 2018 were 55.2% and 53.6%, respectively.

Gross profit
Canon’s gross profit in 2019 decreased by 12.3% to ¥1,610,033 million from 2018. The gross profit ratio also dropped by 1.6 points to 44.8%.The decrease in the gross profit and gross profit ratio were mainly due to a decrease in sales and the negative effect of appreciation of the yen against other foreign currencies such as U.S. dollar and the euro.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased by 3.8% year on year to ¥1,435,366 million, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation.
Operating profit
Operating profit in 2019 decreased by 49.1% from 2018 to a total of ¥174,667 million. The ratio of operating profit to net sales decreased by 3.8 points to 4.9% from 2018.
Other income (deductions)
Other income (deductions) for 2019 was ¥21,073 million, an increase of ¥1,133 million from 2018 mainly due to a decrease in foreign currency exchange losses.
Income before income taxes
Income before income taxes in 2019 was ¥195,740 million, a decrease of 46.1% from 2018, and constituted 5.4% of net sales.
Income taxes
Income taxes in 2019 decreased by ¥39,927 million from 2018. The effective tax rate for 2019 was 28.7%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expense.
Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in 2019 decreased by 50.5% to ¥125,105 million, which represents 3.5% of net sales.
Segment information
Canon operates four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.
•	The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners and calculators.
•	The Medical System Business Unit mainly includes digital radiography systems, diagnostic X-ray systems, CT systems, MRI systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment.
•	The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, vacuum thin-film deposition equipment, OLED panel manufacturing equipment, die bonders, network cameras, digital camcorders, digital cinema cameras, multimedia projectors, broadcast equipment, micromotors, handy terminals and document scanners.

Sales by segment
Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2019	Change	2018
	(Millions of yen, except percentage data)
Office	1,702,595	-5.8%	1,807,301
Imaging System	807,414	-16.8	970,435
Medical System	438,525	+0.2	437,578
Industry and Others	737,945	-12.5	842,941
Eliminations	(93,180)	—	(106,318)

Total	3,593,299	-9.1%	3,951,937

Note:	From the beginning of the first quarter of 2019, Canon has reclassified certain businesses from the Imaging System Business Unit to the Industry and Others Business Unit. Sales amount for the year ended 2018 also has been restated.
Within the Office Business Unit, demand for office MFDs was strong for new next-generation color models that feature enhanced security functions. Sales of monochrome models, however, declined due to the impact of economic slowdowns in emerging markets. In the production printing market, sales of a new compact model offering high-speed and high-volume printing steadily increased. As a result, overall unit sales of MFDs increased slightly compared with the previous year. As for laser printers, despite strong demand for new models that offer low energy consumption, compact body designs, and high productivity, overall unit sales decreased compared with the previous year due to decreasing sales of low-speed
models, mainly in China where the economic slowdown continued. Sales of consumables decreased, mainly due to the economic slowdown in Europe. These factors resulted in total sales for the business unit of ¥1,702,595 million, a year-on-year
decrease of 5.8%, while income before income taxes decreased by 23.9% year on year to ¥174,297 million.
Within the Imaging System Business Unit, sales of the new interchangeable-lens digital cameras for advanced amateur DSLRs enjoyed solid growth. Also, in the growing full-frame mirrorless camera market, Canon benefited from sales of new models launched in the second half of the previous year and the beginning of this year. However, the interchangeable-lens digital cameras market continued to shrink mainly for entry-level models and overall unit sales decreased compared with the previous year. As for inkjet printers, despite efforts to enhance the lineup in refillable ink tank models, overall unit sales decreased compared with the previous year, mainly affected by the sluggish economy in emerging markets. As a result, sales for the business unit decreased by 16.8% year on year to ¥807,414 million, while income before income taxes decreased by 62.1% year on year to ¥49,666 million.
Within the Medical System Business Unit, despite domestic sales increased steadily thanks to a recovery of demand and a series of newly launched products, sales in Europe remained sluggish in the first quarter. As a result, sales for the business unit increased by 0.2% year on year to ¥438,525 million, while income before income taxes decreased by 7.4% year on year to ¥27,283 million due to effects of currency exchange fluctuation.
In the Industry and Others Business Unit, although capital investment towards semiconductor devices relevant to IoT business remained solid, capital investment towards memory devices was restrained because of the deterioration in the market. Additionally, as for FPD lithography equipment and OLED panels manufacturing equipment, sales decreased compared with the previous year as capital investment for small- and medium-size
panels entered into a phase of adjustment. On the other hand, sales of network cameras increased reflecting the growth of Axis and the contribution of relevant software, driven by the market’s continued expansion based on diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by

12.5% year on year to ¥737,945 million, while income before income taxes decreased by 73.1% year on year to ¥15,563 million.
Intersegment sales of ¥93,180 million are eliminated from total sales for the four segments, and are described as “Eliminations”.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2019 and 2018 is provided below:

	2019	Change	2018
	(Millions of yen, except percentage data)
Japan	872,534	+0.3%	869,577
Americas	1,029,078	-4.4	1,076,402
Europe	882,480	-13.1	1,015,428
Asia and Oceania	809,207	-18.3	990,530

Total	3,593,299	-9.1%	3,951,937

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
A geographical analysis indicates that net sales in 2019 are summarized as follows.
In Japan, net sales increased by 0.3% from the previous year mainly owing to an increase in sales of medical equipment.
In the Americas, despite solid sales of network cameras, net sales decreased by 4.4% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and compact digital cameras.
In Europe, net sales decreased by 13.1% from the previous year mainly owing to a decline in sales of consumables, interchangeable-lens digital cameras and compact digital cameras.
In Asia and Oceania, net sales decreased by 18.3% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras, compact digital cameras, OLED panels manufacturing equipment which was supplied by Canon Tokki, and semiconductor lithography equipment.
Income before income taxes by segment
Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.
Income before income taxes for the Office Business Unit in 2019 decreased by 23.9% from the previous year to ¥174,297 million, mainly due to a decline in sales of consumables.
Income before income taxes for the Imaging System Business Unit in 2019 decreased by 62.1% from the previous year to ¥49,666 million, owing to shrinking market for interchangeable-lens digital cameras on a global basis.
Income before income taxes for the Medical System Business Unit in 2019 decreased by 7.4% from the previous year to ¥27,283 million, mainly due to a decrease of sales in Europe in the first quarter.

Income before income taxes for the Industry and Others Business Unit in 2019 decreased by 73.1% from the previous year to ¥15,563 million, due to a decrease in sales of semiconductor lithography equipment and OLED panels manufacturing equipment.
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

Segment information
Canon divides its businesses into four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit and the Industry and Others Business Unit.
•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.

•	The Imaging System Business Unit mainly includes interchangeable-lens digital cameras, digital compact cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners and calculators.

•	The Medical System Business Unit mainly includes digital radiography systems, diagnostic X-ray systems, CT systems, MRI systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment.

•	The Industry and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, vacuum thin-film deposition equipment, OLED panel manufacturing equipment, die bonders, network cameras, digital camcorders, digital cinema cameras, multimedia projectors, broadcast equipment, micromotors, handy terminals and document scanners.

Sales by segment
Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2018	Change	2017
	(Millions of yen, except percentage data)
Office	1,807,301	+0.1%	1,804,782
Imaging System	970,435	-11.7	1,099,125
Medical System	437,578	+0.3	436,187
Industry and Others	842,941	+1.6	829,913
Eliminations	(106,318)	—	(89,992)

Total	3,951,937	-3.1%	4,080,015

Note:	From the beginning of the first quarter of 2019, Canon has reclassified certain businesses from the Imaging System Business Unit to the Industry and Others Business Unit. Sales amounts for the years ended 2018 and 2017 also have been restated.

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
Within the Imaging System Business Unit, although unit sales of interchangeable-lens digital cameras decreased overall compared with the previous year due to shrinking market, Canon maintained the top share of the overall interchangeable-lens digital cameras market, mainly in key countries in Europe and the Americas as well as in Japan and China. In mirrorless cameras, sales were strong for such new models as the EOS R, Canon’s first mirrorless camera equipped with a full-frame sensor, and the entry-class EOS Kiss M. As for digital compact cameras, although unit sales decreased compared with the previous year amid the shrinking market, sales of such high-value-added models as the PowerShot
G-series
enjoyed solid demand. For inkjet printers, unit sales of refillable ink tank models increased significantly in emerging markets. However, unit sales decreased overall compared with the previous year, mainly due to the shrinking market in developed economies. For large format inkjet printers, the imagePROGRAF TX series, which is suitable for outputting CAD drawings and poster designs, garnered high praise from the market and enjoyed solid sales. As a result, sales for the business unit decreased by 11.7% year on year to ¥970,435 million, while income before income taxes decreased by 26.7% year on year to ¥131,015 million.
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
In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year due to increasing demand for memory devices used in data centers. However, for FPD lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the previous year mainly due to a temporary slowdown in investment in OLED panels. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 1.6% year on year to ¥842,941 million, while income before income taxes increased by 47.9% year on year to ¥57,846 million.
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
Income before income taxes for the Imaging System Business Unit in 2018 decreased by 26.7% from the previous year to ¥131,015 million, owing to shrinking market for interchangeable-lens digital cameras.
Income before income taxes for the Medical System Business Unit in 2018 increased by 31.0% from the previous year to ¥29,479 million, mainly due to cost reduction and favorable sales of diagnostic
X-ray
systems and MRI systems.
Income before income taxes for the Industry and Others Business Unit in 2018 increased by 47.9% from the previous year to ¥57,846 million, thanks to strong sales of semiconductor lithography equipment and network cameras.
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
B. Liquidity and capital resources
Cash and cash equivalents decreased by ¥107,831 million to ¥412,814 million in fiscal 2019 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.
Net cash provided by operating activities decreased by ¥6,832 million to ¥358,461 million in fiscal 2019 compared to the previous year due to a decrease in profit, despite improving working capital mainly through inventory reduction. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.
For fiscal 2019, cash inflow from cash received from customers decreased due to sales deterioration. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased due to a decrease of inventory compared with the inventory in fiscal 2018. Cash outflow for payments for income taxes decreased due to a decrease in taxable income in fiscal 2018 compared with taxable income in fiscal 2017.

Net cash used in investing activities increased by ¥32,953 million to ¥228,568 million in fiscal 2019 mainly due to an increase in payment for purchases of fixed assets.
Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2019, free cash flow decreased by ¥39,785 million to ¥129,893 million as compared with ¥169,678 million for fiscal 2018.
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
Net cash used in financing activities totaled ¥232,590 million in fiscal 2019, mainly resulting from the dividend payout of ¥171,487 million, the repurchases and reissuance of treasury stock of ¥50,012 million. The Company paid dividends in fiscal 2019 of ¥160.00 per share.
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
Short-term loans (including the current portion of long-term debt) increased by ¥3,507 million to ¥42,034 million at December 31, 2019 compared with ¥38,527 million at December 31, 2018. Long-term debt (excluding the current portion) decreased by ¥4,622 million to ¥357,340 million at December 31, 2019 compared with ¥361,962 million at December 31, 2018 thanks to the repayment for long-term loans.
Canon’s long-term debt mainly consists of bank borrowings and finance lease obligations.
In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies: Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Ratings Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
As of February 29, 2020, Canon’s debt ratings are: Moody’s: A3 (long-term); S&P: A+ (long-term),
A-1
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
Canon’s total inventory turnover ratios were 59, 56, and 49 days at the end of the fiscal years 2019, 2018, and 2017, respectively. The inventory turnover in 2019 increased due to sales decline.

Increase in property, plant and equipment on an accrual basis in 2019 amounted to ¥178,088 million compared with ¥159,316 million in 2018 and ¥147,542 million in 2017. For 2020, Canon projects its increase in property, plant and equipment will be approximately ¥160,000 million.
Employer contributions to Canon’s worldwide defined benefit pension plans were ¥30,383 million in 2019, ¥35,044 million in 2018 and ¥50,628 million in 2017. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥17,414 million in 2019, ¥19,570 million in 2018, and ¥18,979 million in 2017. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,321 million in 2019, ¥4,452 million in 2018 and ¥4,165 million in 2017.
Working capital in 2019 decreased by ¥135,060 million to ¥885,467 million, compared with ¥1,020,527 million in 2018 and ¥1,123,169 million in 2017. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2019 was 1.92 compared to 1.99 for 2018 and to 2.01 for 2017.
Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 2.6% in 2019, compared to 5.0% in 2018 and 4.7% in 2017.
Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 4.5% in 2019 compared with 8.9% in 2018 and 8.6% in 2017.
The debt to total assets ratios were 10.8%, 8.2% and 10.2% as of December 31, 2019, 2018 and 2017, respectively. Canon had short-term loans, current operating lease liabilities, long-term debt, and noncurrent operating lease liabilities of ¥514,946 million as of December 31, 2019, ¥400,489 million as of December 31, 2018 and ¥532,566 million as of December 31, 2017. The company includes current operating lease liability and noncurrent operating lease liability as debt since 2019 due to adopting new accounting standard ASU No.
 2016-02,
Leases (Topic 842) Section A. Please refer to Note 1 (x) for more detailed information.
Non-GAAP
Financial Measures
We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using the combination of two GAAP cash flow measures, Net cash provided by operating activities and Net cash used for investing activities, which we refer to as “Free Cash Flow” which is non-GAAP
measure. We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.
A reconciliation of this
non-GAAP
financial measure and the most directly comparable measure calculated and presented in accordance with GAAP is set forth on the following table.
Free Cash Flow

	Years ended December 31
	2019	2018
	(Millions of yen)
Net cash provided by operating activities	358,461	365,293
Net cash used in investing activities	(228,568)	(195,615)

Free cash flow	129,893	169,678

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
Create and expand new businesses by accelerating the horizontal expansion of existing business with the exploration of new application possibility of Canon’s technologies into new fields. Also, invest intensively on the R&D of promising businesses areas such as commercial printing, network cameras and healthcare while actively taking advantage of mergers and acquisitions (M&A) to accelerate the early expansion of these businesses.
•	Enhance R&D capabilities through open innovation:
Construct a more open R&D system that proactively leverages external technologies and knowledge to accelerate and improve efficiency of the R&D. Especially in our fundamental research and development, Canon is promoting joint and contract research with various partners including universities, research institutes, and startups around the world.
Canon is currently working on collaborative research with Massachusetts General Hospital and Brigham and Women’s Hospital to commercialize the products such as needle-guiding system which is consisted of ultra-miniature endoscope, image-guided navigation software and robot for needle insertion at the Healthcare Optics Research Laboratory in Boston. Also, CMSC is currently working on collaborative research on Deep Learning Reconstruction in MRI systems, together with Kumamoto University and the University of Bordeaux. Moreover, Canon started collaborative research with the Center for iPS Cell Research and Application, Kyoto University, to realize high-quality autologous iPS cells.
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
Canon obtained the third greatest number of patents in the United States in 2019, according to the annual ranking list, released by IFI CLAIMS
®
Patent Services.

D. Trend information
Under the corporate philosophy of
kyosei
—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.
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
The global economy in 2020, while a modest recovery is expected, uncertainty is increasing due to growing geopolitical risks and concerns of a relapse in U.S.-China trade friction. In addition,uncertainty about the effects of the global spread of
COVID-19
, which has already affected the global economy, has continued to increase.
In the businesses in which Canon is involved, overall demand of office MFDs is expected to increase slightly thanks to solid demand for color models. Demand for laser printers, however, is expected to be below that of last year as only a modest economic recovery is expected. As for interchangeable-lens digital cameras, although demand for entry-level models is expected to continue to shrink, demand for mirrorless cameras is expected to remain firm, particularly for advanced amateur models, including models with full-frame sensors. Demand for inkjet printers is expected to recover moderately, mainly in emerging markets. As for medical equipment, solid demand is expected thanks, in part, to expanding demand in emerging markets to improve medical infrastructure. With regard to semiconductor lithography equipment, capital investment is recovering because the price of memory devices has bottomed out. As for FPD lithography equipment and OLED panels manufacturing equipment, a gradual rise in capital investment in small- and medium-size
display panels is expected, as is continued solid investment into high-resolution, large-size
display panels. As for network cameras, continued market expansion is expected due to growing demand for security and diversification in the way network cameras are being used.
In 2020, while securing and maintaining a high market share by investing into new competitive products in our existing businesses in a timely manner, and securing high profit margin, even amid market shrinkage, we will endeavor to accelerate the great strategic transformation by implementing the following priority measures in our new businesses to realize their early expansion in terms of both sales and profit.
(1)
Commercial printing and industrial printing
Taking advantage of the trend that drives the transition from offset printing to digital printing, we will continue to expand and strengthen the business through the enhancement of our product portfolio and service structure. We will also push forward with product development targeting the areas of package printing and label printing, which are expected to grow going forward, based on our original technologies
(2)
Network cameras
By bringing together all our group strengths, we will endeavor to expand and strengthen our solution business through the integrations of cameras, video management software, and video analysis software.
(3)
Medical systems
In the diagnostic imaging systems segment, which is our core business field, we will endeavor to strengthen the sales capability in overseas markets, particularly in the U.S. We will also aim to expand into business fields with high growth potential, such as healthcare IT and bioscience.

(4)
Industrial equipment
We have an overwhelming share in the market of OLED panel manufacturing equipment for smartphones and will aim to increase its competitiveness further and apply it to the segment of large-size
displays for televisions.
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
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,987 million at December 31, 2019. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2019 were not significant.
F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2019.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	354,000	—	354,000	—	—
Other debt	4,574	1,234	2,020	690	630
Operating Lease Obligations	122,673	34,317	45,018	24,230	19,108
Purchase commitments for :
Property, Plant and Equipment	36,241	36,241	—	—	—
Parts and Raw Materials	112,831	112,831	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	32,242	32,242	—	—	—

Total	662,561	216,865	401,038	24,920	19,738

Note:	The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 11, Income Taxes in the Notes to Consolidated Financial Statements for further details.

Contribution to defined benefit pension plans reflects the expected amount only for the next fiscal year, since contributions beyond the next fiscal year are not currently determinable due to uncertainties related to changes in actuarial assumptions, returns on plan assets and changes to plan membership.
Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2019 accrued product warranty costs are included in accrued expenses and amounted to ¥15,846 million.
At December 31, 2019, commitments outstanding for the purchase of property, plant and equipment were approximately ¥36,241 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥112,831 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
During 2019, Canon expects to contribute ¥13,257 million to its Japanese defined benefit pension plans and ¥18,985 million to its foreign defined benefit pension plans.
Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Directors and Audit & Supervisory Board Members of the Company as of March 27, 2020 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Masaya Maeda	President & COO	4/1975	Entered the Company
(Oct. 17, 1952)		1/2006	Group Executive of Digital Imaging Business Group
		3/2007	Director
		4/2007	Chief Executive of Image Communication Products Operations
		3/2010	Managing Director
		3/2014	Senior Managing Director
		3/2016	President & COO*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Finance & Accounting HQ, Group Executive of Public Affairs HQ, Group Executive of Facilities Management HQ, Group Executive of Corporate Planning HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*
		4/2018	Group Executive of Finance & Accounting HQ*
		3/2020	Group Executive of Corporate Planning HQ*

Toshio Homma	Executive Vice President & CTO & In charge of Office Business (Chief Executive of Office Imaging Products Operations)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations*
		3/2017	Executive Vice President in charge of Office Business*
		3/2019	CTO*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.*
		3/2014	Director*

Haruhiko Kato (Jul. 21, 1952)	Director	7/2009	Commissioner of National Tax Agency
		1/2011	Senior Managing Director of Japan Securities Depository Center, Incorporated
		6/2011	President & CEO of Japan Securities Depository Center, Incorporated
		6/2013	Director of Toyota Motor Corporation
		3/2014	Director*
		6/2019	Audit & Supervisory Board Member of Toyota Motor Corporation*

Ryuichi Ebinuma	Audit & Supervisory Board Member	4/1983	Entered the Company
(Nov. 1, 1958)		7/2002	Senior General Manager of Research Laboratory of Printing Technologies, Core Technology Development Headquarters
		1/2009	Group Executive of Core Technology Development Group, Corporate R&D Headquarters
		4/2011	Executive Officer
		1/2013	Deputy Group Executive of Corporate R&D Headquarters
		4/2016	Managing Executive Officer
		4/2018	Group Executive of Corporate Planning HQ
		3/2020	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroaki Sato	Audit & Supervisory Board Member	4/1982	Entered the Company
(Jan. 29, 1960)		2/2004	Senior General Manager of MR Systems Laboratory
		7/2014	Deputy Group Executive of Advanced Information & Real-world Technology Development Group, Digital System Technology Development HQ
		7/2015	Deputy Group Executive of Digital System Technology Development HQ
		4/2018	Principal Staff Engineer of Digital Bussiness Platform Development HQ
		3/2019	Audit & Supervisory Board Member*

Yutaka Tanaka (Mar. 11, 1949)	Audit & Supervisory Board Member	4/1975	Assistant Judge of the Tokyo District Court
		4/1986	Judge of the Tokyo District Court
		4/1987	Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
		4/1992	Judicial Research Official, the Supreme Court of Japan
		4/1996	Registered as an attorney*
		10/2014	Guest Professor of Keio University Law School
		3/2019	Audit & Supervisory Board Member*

Hiroshi Yoshida	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
(Sep. 5, 1954)		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
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
Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Haruhiko Kato are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2021. The term of office of Audit & Supervisory Board Members is four years, however, the term of office of an Audit & Supervisory Board Member elected to fill a vacancy expires with the expiration of the remaining term of office of the retired Audit & Supervisory Board Member under the Company’s Articles of Incorporation. The current term for Hiroshi Yoshida who was elected in the general meeting of shareholders in March 2017, expires in March 2021, the current term for Koichi Kashimoto who was elected in the general meeting of shareholders in March 2018, expires in March 2022, the current term for Hiroaki Sato and Yutaka Tanaka who were elected in the general meeting of shareholders in March 2019, expires in March 2023. Meanwhile, the current term for Ryuichi Ebinuma who was elected to fill a vacancy in the general meeting of shareholders in March 2020, expires in March 2022 when his predecessor’s term of office expires.
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

Executive Officers of the Company whom are expected to take the assignment on April 1, 2020, are listed below.

Name	Position	(Group executive/function)
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Toshio Takiguchi	Senior Managing Executive Officer	Chief Executive of Medical Systems and Components Operations, President of Canon Medical Systems Corporation
Kenichi Nagasawa	Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Masanori Yamada	Managing Executive Officer	Group Executive of Image Solutions Business Operations, Chief of Olympic and Paralympic Project, Chief of IR/MICE Business project
Aitake Wakiya	Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Eiji Osanai	Managing Executive Officer	Group Executive of Production Engineering HQ
Yuichi Ishizuka	Managing Executive Officer	President of Canon Europa N.V., President of Canon Europe Ltd.
Kazuto Ogawa	Managing Executive Officer	President of Canon U.S.A.,Inc.
Shunsuke Inoue	Managing Executive Officer	Group Executive of R&D HQ
Takayuki Miyamoto	Managing Executive Officer	Chief Executive of Peripheral Products Operations, Chief of Canon EXPO Project
Katsumi Iijima	Managing Executive Officer	Group Executive of Digital Business Platform Development HQ
Hiroaki Takeishi	Managing Executive Officer	Chief Executive of Optical Products Operations
Soichi Hiramatsu	Managing Executive Officer	Group Executive of Procurement HQ
Takashi Takeya	Managing Executive Officer	Senior General Manager of Global Logistics Management Center
Go Tokura	Managing Executive Officer	Chief Executive of Image Communication Business Operations
Hisahiro Minokawa	Managing Executive Officer	Group Executive of Human Resources Management & Organization HQ
Ritsuo Mashiko	Managing Executive Officer	President of Oita Canon Inc., President of Miyazaki Canon Inc.
Minoru Asada	Managing Executive Officer	President of Canon Production Printing Holding B.V.
Kazuhiko Nagashima	Managing Executive Officer	Deputy Group Executive of Finance & Accounting HQ
Nobutoshi Mizusawa	Executive Officer	Deputy Chief Executive of Medical Systems and Components Operations
Yoichi Iwabuchi	Executive Officer	Group Executive of Information & Communication Systems HQ
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Executive Vice President of Canon Europe Ltd.
Toshihiko Kusumoto	Executive Officer	Deputy Chief Executive of Office Imaging Products Operations
Akiko Tanaka	Executive Officer	Deputy Group Executive of Corporate Planning HQ
Noriko Gunji	Executive Officer	President of Canon Singapore Pte. Ltd.
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property and Legal HQ
Tamaki Hashimoto	Executive Officer	Group Executive of Consumer Inkjet Products Group
Hideto Kohtani	Executive Officer	Deputy Group Executive of Image Solutions Business Group 1

Name	Position	(Group executive/function)
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.
Masaki Omori	Executive Officer	Deputy Group Executive of Production Engineering HQ
Saijiro Endo	Executive Officer	Senior General Manager of Office Imaging Products Development Planning & Management Center
Toshiyuki Matsuda	Executive Officer	Group Executive of Peripherals Marketing Group
Takeshi Ichikawa	Executive Officer	Group Executive of Device Technology Development HQ
Hiroto Okawara	Executive Officer	Deputy Group Executive of Image Solutions Business Group 2, Chief of Smart Mobility Business Promotion Project
Yoshiyuki Koshimizu	Executive Officer	Senior General Manager of Office Imaging Products Development Center

B. Compensation
In the fiscal year ended December 31, 2019, Canon paid an aggregate of approximately ¥1,038 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.
Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2019.

Name (Position)		Category of remuneration
	Company	Basic Remuneration	Bonus	Stock-Type Compensation Stock Options	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	305	21	67	393
Masaya Maeda (Director)	Canon Inc.	140	12	14	166
Toshizo Tanaka (Director)	Canon Inc.	132	12	21	165
Toshio Homma (Director)	Canon Inc.	112	9	13	134

Notes:
(1)	Items that relate to policies which determine the amount of director and audit & supervisory board member remuneration or its calculation method:

(i) Basic Policy of Remuneration
The Company, for the health and sustainable growth of the Canon Group, is working to design a director remuneration system that effectively encourages directors and audit & supervisory board members to fully demonstrate their abilities and fulfill their roles and responsibilities. Moreover, the total value of director and audit & supervisory board member remuneration is based on an appropriate standard, taking into consideration the recruiting and holding on to top-class
people that can effectively meet the Company’s expectations.
(ii) Details of Each Element of the Remuneration System
a. Representative Directors and Executive Directors
The remuneration of Representative Directors and Executive Directors consists of a basic remuneration, a bonus, and a stock-type compensation stock option.

Basic Remuneration
As compensation for the performance of duties, directors receive a fixed monthly remuneration. The remuneration is a predetermined amount based on the director’s position and the degree to which they contribute in this role. The total amount of director remuneration is not more than ¥1.5 billion a year, which was approved at the Company’s Ordinary General Meeting of Shareholders for the 117th Business Term held on March 2018. (Note: the total amount includes remuneration for outside directors.)
Bonus
As a reward for directors’ service over their
one-year
term, directors receive a bonus for which consolidated income before income taxes is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the director’s position. It is also determined through individual assessment based on the degree to which the director has contributed in this role.
Bonuses along with dividend and internal reserves are essentially subjects of corporate profit distribution. As such, matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the general meeting of shareholders every year.
Stock-type Compensation Stock Option
The granting of stock acquisition rights for the Company’s shares is to further raise the motivation of these directors to improve performance from a medium- to long-term perspective as well as raise corporate value by sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of stock acquisition rights of not more than ¥300 million a year, was approved at the Company’s Ordinary General Meeting of Shareholders for the 117 Business Term held on March 29, 2018. The number of stock acquisition rights allotted to a director is calculated based on the amount determined by the director’s position, the consolidated income before income taxes in the previous year as well as the degree to which the director has contributed in this role (The amount contributed as consideration for granted stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement due to the expiration of one’s term. As for the grantee, if the Company recognizes any misconduct of duty, act conflicting with the duty of due care, etc., the Company may limit the exercise of all or a portion of the stock acquisition rights.
Managing from a medium- to long-term perspective is important. Based on this, the Company places emphasis on providing a certain level of basic remuneration in a stable manner. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest when determining the breakdown between basic remuneration, bonus, and stock-type compensation stock options. The maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively. As for consolidated income before income taxes which is the financial indicators linked to the bonus, in 2019 (the 119th Business Term), although the Company’s outlook was for ¥347.5 billion at the beginning of the year, actual results were ¥195.7 billion.
b. Outside Directors and Audit & Supervisory Board Members
As for the remuneration of outside directors and audit & supervisory board members which perform duties that are independent from a business execution standpoint, their remuneration is made up of a fixed monthly amount, namely a basic remuneration, as compensation for their service. As for outside directors, their basic remuneration is decided within a predetermined range that takes into consideration levels that are considered standard and within the specified yearly range that was approved at the Company’s general meeting of shareholders as described in Basic Remuneration above. As for audit & supervisory board members, within the yearly limit of ¥200 million that was approved at the Ordinary General Meeting of Shareholders for the 103rd Business Term held on March 30, 2004, distribution is determined through consultation between Audit & Supervisory Board Members.
Stock Options
The descriptions of the stock option plans are below.
The Stock Option Plan Approved on March 29, 2018
1. Grantees of share options
The Company’s 5 directors (excluding outside directors) and 28 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 695.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 69,500 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From May 2, 2018 to May 1, 2048.
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,949 and ¥1,475, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,948 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:
(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.
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
(viii) Conditions for exercise of stock acquisition rights:
(a)Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.
(b)In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.
(c)Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and the Holder, based on the resolution of the Board of Directors’ meeting.
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
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 116,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From April 27, 2019 to April 26, 2049.
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,282 and ¥1,141, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,281 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

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

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:
(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.
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
The Stock Option Plan Approved on February 13, 2020
1. Grantees of share options
One of the Company’s executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 103.

3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 10,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From March 26, 2020 to March 25, 2050.
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥1,704 and ¥852, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥1,703 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:
(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

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
The Stock Option Plan Approved on March 27, 2020
1. Grantees of share options
The Company’s 4 directors (excluding outside directors) and 30 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 886.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 88,600 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From May 2, 2020 to May 1, 2050.
6. Issue price and amount of increased stated capital (yen)
The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights shall be calculated by using the Black-Scholes model based on some conditions to be applied on the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:
(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.
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
C. Board practices
See Item 6A “Directors and senior management” and Item 6B “Compensation.”

D. Employees
The following table shows the numbers of Canon’s employees as of December 31, 2019, 2018 and 2017.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2019
Office	91,664	31,588	9,182	14,057	36,837
Imaging System	48,341	16,254	1,797	1,506	28,784
Medical System	12,212	6,447	2,305	1,729	1,731
Industry and Others	26,607	10,522	4,923	5,785	5,377
Corporate	8,217	8,168	—	49	—

Total	187,041	72,979	18,207	23,126	72,729

December 31, 2018
Office	95,052	32,516	9,450	15,200	37,886
Imaging System	53,049	16,699	2,291	1,801	32,258
Medical System	11,759	6,200	1,975	1,744	1,840
Industry and Others	26,763	9,750	4,645	6,484	5,884
Corporate	8,433	8,295	—	52	86

Total	195,056	73,460	18,361	25,281	77,954

December 31, 2017
Office	103,380	32,407	13,263	18,972	38,738
Imaging System	55,909	16,732	2,416	1,841	34,920
Medical System	10,851	5,942	1,834	1,577	1,498
Industry and Others	18,476	9,573	935	3,176	4,792
Corporate	9,160	9,011	—	57	92

Total	197,776	73,665	18,448	25,623	80,040

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.
E. Share ownership
The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 27, 2020. The total is 265,495 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	134,023
Masaya Maeda	President & COO	25,400
Toshizo Tanaka	Executive Vice President & CFO	23,510
Toshio Homma	Executive Vice President & CTO	58,552
Kunitaro Saida	Director	7,100
Haruhiko Kato	Director	200
Ryuichi Ebinuma	Audit & Supervisory Board Member	10,800
Hiroaki Sato	Audit & Supervisory Board Member	1,810
Yutaka Tanaka	Audit & Supervisory Board Member	400
Hiroshi Yoshida	Audit & Supervisory Board Member	2,700
Koichi Kashimoto	Audit & Supervisory Board Member	1,000

	Total	265,495

The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on

March 29, 2018 was 69,500 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2018 to May 1, 2048.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 28, 2019 was 116,300 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 27, 2019 to April 26, 2049.
The number of shares that may be subscribed for an under right granted to one of the Company’s executive officers, pursuant to the stock option plan approved by on February 13, 2020 was 10,300 shares of common stock. The exercise price of the right is ¥1 per share and that to whom stock acquisition right is granted (the “Holder”) shall be entitled to exercise all the stock acquisition right together within 10 days (in case the last day is not a business day, the following business day) from after the date when he ceases to hold any position as an executive officer of the Company. The exercisable period of acquisition right is from March 26, 2020 to March 25, 2050.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 27, 2020 was 88,600 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2020 to May 1, 2050.
For additional information on the stock option plan, see “B. Compensation” of this Item.
The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2019:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	94,742,900	8.9%
Japan Trustee Services Bank, Ltd. (Trust Account)	43,357,100	4.1%
Barclays Securities Japan Limited	26,429,117	2.5%
The Dai-ichi Life Insurance Company, Limited	24,320,780	2.3%
Mizuho Bank, Ltd.	22,558,173	2.1%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,834,600	2.1%
State Street Bank West Client—Treaty 505234	20,815,428	2.0%
SMBC Nikko Securites Inc.	17,697,000	1.7%
OBAYASHI CORPORATION	16,527,607	1.6%
JPMorgan Chase Bank, N.A. 385151	16,295,790	1.5%

Notes:
1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

3:	Apart from the above shares, the Company owns 269,928,993 shares (20.2% of total issued shares) of treasury stock.

4:	Ownership percentage is calculated by deducting the number of treasury shares from the total shares issued.

Canon’s major shareholders do not have different voting rights from other shareholders.
As of December 31, 2019, 7.3% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 281 residents of the United States of America.
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
To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 27, 2020.
In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 8 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated financial statements and other financial information
Consolidated financial statements
This Annual Report contains consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the years ended December 31, 2019, 2018, and 2017 have been audited by Ernst & Young ShinNihon LLC, and their audit report covering each of the periods is included in Item 18 of this report.
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
In 2019, to provide a stable and active return to shareholders, Canon has decided to distribute a full-year dividend of ¥160 per share, (interim dividend of ¥80 per share that was already distributed and year-end
dividend of ¥80) which is the same as the previous year’s dividend.

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
Trading in foreign markets
The Company’s ADRs are listed on the New York Stock Exchange (“NYSE”), the principal stock exchange market outside Japan.
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
On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ.
The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 383 Madison Avenue, Floor 11 New York, New York 10179 U.S.A.
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
Provisions Regarding Directors
There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Corporation Law of Japan, the law relating to joint stock corporations (known in Japanese as kabushiki kaisha
) which came into effect on May 1, 2006, a director is required to refrain from voting on such matters at meetings of the board of directors.
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
General
The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2019. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
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
If the Company has become at its option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), it will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero) of (x) the total amount of shareholders’ equity appearing on its non-consolidated
balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain amounts set forth in the ordinances of the Ministry of Justice appearing on its consolidated balance sheets as of the end of the last fiscal year.
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
•	a reduction of stated capital,
•	amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Corporation Law of Japan as described in “Stock Splits“ and “Japanese Unit Share System“ above),
•	the removal of an Audit & Supervisory Board Member,
•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
•	a dissolution, merger or consolidation,
•	a corporate separation,
•	the transfer of the whole or an important part of the Company’s business,
•	the transfer of the whole or a part of the Company’s equity interests in any of the Company’s significant subsidiaries which meets certain requirements,
•	the taking over of the whole of the business of any other corporation,
•	any issuance of new shares at a “specially favorable” price, stock acquisition rights (
shinkabu yoyakuken
) with “specially favorable” conditions or bonds with stock acquisition rights (
shinkabu yoyakuken-tsuki shasai
) with “specially favorable” conditions to persons other than shareholders,
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
C. Material contracts
On March 15, 2016, Canon entered into a provisional borrowing agreement with MUFG Bank, Ltd. for acquiring CMSC. This borrowing was refinanced on January 31, 2017. For further information, please refer to Note 8 of the Notes to Consolidated Financial Statements.
All contracts other than above entered into by Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.
D. Exchange controls
(a) Information with respect to Japanese exchange regulations affecting the Company’s security holders is as follows:
The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities by the Company and the acquisition and holding of such securities by
“non-residents
of Japan” and by “foreign investors”, as hereinafter defined. The Foreign Exchange Regulations regarding the acquisition of listed shares and certain related matters are now being reformed, and the description below is current as of December 31, 2019.
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
In the case where a foreign investor intends to acquire listed shares (whether from a resident or a non-resident
of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held, directly or indirectly, by such foreign investor (if there are other foreign investors with whom the foreign investor has a special relationship as prescribed in the Foreign Exchange Regulations, the shares held by such other foreign investors will be included in the number) would become 10% or more of the total outstanding shares of the company or the number of voting rights held, directly or indirectly, by such foreign investor (if there are other foreign investors with whom the foreign investor has a special relationship, the shares held by such other foreign investors will be included in the number) would become 10% or more of the total voting rights of the company, the foreign investor must generally report such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company by the 15th day of the immediately following month in the date of acquisition falls. In certain exceptional cases, a prior notification is required in respect of such acquisition.
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
Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” are generally subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (
i.e.
, no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are
Non-Resident
Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Japan’s income tax treaty with Spain has been amended to generally reduce the maximum withholding tax rate to 5%. Japan signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The tax treaties with Australia, Canada, Finland, France, India, Ireland, Israel, Luxembourg, The Netherlands, New Zealand, Norway, Poland, Singapore, Slovakia, Ukraine, United Arab Emirates, and the United Kingdom are partly overridden by the MLI as of January 1, 2020.
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
or by intermediaries.
This discussion assumes that the Company was not a passive foreign investment company for 2019, as described below.
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

Passive Foreign Investment Company Rules
The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2019 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
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
Form
 20-F
is available at the Electronic Data Gathering, Analysis, Retrieval system (“EDGAR”) website which is maintained by the Securities Exchange Commission.
Securities Exchange Commission Home Page:
https://www.sec.gov
I. Subsidiary information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Market risk exposures
Canon is exposed to market risks, including changes in foreign currency exchange rates, interest rates and prices of marketable securities and investments. In order to hedge the risk of changes in foreign currency exchange rates, Canon uses derivative financial instruments.
Equity price risk
Canon holds marketable securities included in current assets, which consist generally of highly-liquid and low-risk
instruments. Investments included in noncurrent assets are held as long-term investments. Canon does not hold marketable securities and investments for trading purposes.
Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2019.

2019
Fair value
(Millions of yen)
Fund trusts and others	730
Equity securities	16,740

17,470

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
The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2019. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2020.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	75,838	94,308	10,096	180,242
Estimated fair value	(600)	(1,451)	(172)	(2,223)
Forwards to buy foreign currencies:
Contract amounts	24,816	1,712	6,090	32,618
Estimated fair value	(173)	(16)	190	1
Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 8 of the Notes to Consolidated Financial Statements.
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2019 are expected to be recognized in net sales over the next twelve months. After the adoption of ASU No.
 2017-12
from the quarter beginning January 1, 2019, Canon includes the time value component in the assessment of hedge effectiveness, which had been previously excluded. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2018 and 2017. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) were ¥682 million and ¥332 million for the years ended December 31, 2018 and 2017, respectively.
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
of the Exchange Act, are effective at the reasonable assurance level as of December 31, 2019.
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
Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria established in internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).
Based on its assessment, management concluded that, as of December 31, 2019, Canon’s internal control over financial reporting was effective based on the COSO criteria.
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
Item 16A. Audit Committee Financial Expert
Canon’s Audit & Supervisory Board has determined that Hiroshi Yoshida is an “audit committee financial expert” as defined by the rules of the SEC. Hiroshi Yoshida has considerable experience and advanced expert knowledge in corporate accounting gained thorough his longstanding practice as a certified public accountant. Hiroshi Yoshida was elected as one of Canon’s Outside Audit & Supervisory Board Members at an ordinary general meeting of shareholders held in March 2017. Hiroshi Yoshida meets the independence requirements imposed on Audit & Supervisory Board Members as set forth by Japanese stock exchange regulations; however, he does not meet the independence standards for Audit & Supervisory Board Members of the Company.
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
 S-X.
Fees and services
The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Ernst & Young for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2019	Year ended December 31, 2018
	(Millions of yen)
Audit fees	2,908	3,073
Audit-related fees	28	19
Tax fees	121	103
All other fees	18	9

Total	3,075	3,204

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
Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2019 and 2018.
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
•	the Audit & Supervisory Board is established pursuant to applicable Japanese law and Canon’s Articles of Incorporation;

•	under Japanese legal requirements, the Audit & Supervisory Board is separate from the board of directors;

•	the Audit & Supervisory Board is not elected by the management of Canon and no executive officer of Canon is a member of the Audit & Supervisory Board;

•	Japanese regulations provide for standards for the independence of the Audit & Supervisory Board from the Company and its management;

•	the Audit & Supervisory Board, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of Canon’s external auditors engaged for the purpose of issuing audit reports on Canon’s annual financial statements;

•	the Audit & Supervisory Board maintains a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;

•	the Audit & Supervisory Board is authorized to engage independent counsel and other advisers, as it deems appropriate; and

•	the Audit & Supervisory Board is provided with appropriate funding for payment of (i) compensation to Canon’s independent registered public accounting firm engaged for the purpose of issuing audit reports on Canon’s annual financial statements, (ii) compensation to independent counsel and other advisers engaged by the Audit & Supervisory Board, and (iii) ordinary administrative expenses of the Audit & Supervisory Board in carrying out its duties.

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
2019	(Shares)	(Yen)
January 1 - January 31	238	3,062	—	—
February 1 - February 28	302	3,159	—	—
March 1 - March 31	243	3,181	—	—
April 1 - April 30	553	3,217	—	—
May 1 - May 31	15,916,069	3,142	15,915,400	—
June 1 - June 30	251	3,135	—	—
July 1 - July 31	387	3,147	—	—
August 1 - August 31	651	2,899	—	—
September 1- September 30	619	2,800	—	—
October 1 - October 31	230	2,889	—	—
November 1 - November 30	569	2,992	—	—
December 1 - December 31	373	3,056	—	—

Notes:
(1)	On May 9, 2019, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 17.5 million shares with an aggregate purchase price of ¥50 billion during the period from May 10, 2019 through July 31, 2019.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2019, the Company purchased 5,085 shares for a total purchase price of 15,417,850 yen upon requests from holders of shares consisting less than one full unit.
Item 16F. Change in Registrant’s Certifying Accountant
At a meeting held on January 28, 2020, the Company’s Audit and Supervisory Board approved, subject to shareholders’ approval, the dismissal of Ernst & Young ShinNihon LLC as the Company’s certified public accountant or auditing firm upon the conclusion of the annual shareholders’ meeting for the fiscal year ended December 31, 2019. At the same meeting the Company’s Audit and Supervisory Board approved the engagement of Deloitte Touche Tohmatsu LLC subject to shareholder approval. The change was approved by the Company’s shareholders at the Ordinary General Meeting of Shareholders held on March 27, 2020.
The Company’s Audit and Supervisory Board conducted a comparative assessment of several candidate firms from 2016 from the perspective of qualifications and independence, following the introduction of an auditor rotation system in other countries. In addition, the Company’s Audit and Supervisory Board has determined to receive a proposal from several candidate firms periodically.
After considering Ernst & Young ShinNihon LLC’s consecutive years of service to the Company and comprehensively reviewing Deloitte Touche Tohmatsu LLC’s independence, expertise, their quality management structure and global auditing structure, the Company’s Audit and Supervisory Board has resolved to appoint Deloitte Touche Tohmatsu LLC as the Company’s certified public accountant or auditing firm, having concluded that the firm upholds a system for robust auditing and can offer new perspectives on the Company’s audit.
The reports of Ernst & Young ShinNihon LLC on our consolidated financial statements for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2019 and 2018, and the subsequent interim period through March 27, 2020, there was no disagreement with Ernst & Young ShinNihon LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as that term is described in Item 16F(a)(1)(v) of Form 20-F.
The Company has provided a copy of the above statements to Ernst & Young ShinNihon LLC and requested that Ernst & Young ShinNihon LLC furnish the Company with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated March 27, 2020, is filed as exhibit 15 to this annual report on Form 20-F.
Further, during the years ended December 31, 2019, and 2018, and the subsequent interim period through March 27, 2020, the Company has not consulted with Deloitte Touche Tohmatsu LLC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Canon; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form
20-F
or a “reportable event” as described in Item 16F(a)(1)(v) of Form
20-F.

Item 16G. Corporate Governance
Significant Differences in Corporate Governance Practices between Canon and U.S. Companies Listed on the NYSE
Section 303A of the NYSE Listed Company Manual (the “Manual”) provides that companies listed on the NYSE must comply with certain corporate governance standards. However, foreign private issuers whose shares have been listed on the NYSE, such as the Company, are permitted, with certain exceptions, to follow the laws and practices of their home country in place of the corporate governance practices stipulated under the Manual. In such circumstances, the foreign private issuer is required to disclose the significant differences between the corporate governance practices under Section 303A of the Manual and those required in Japan. A summary of these differences as they apply to the Company is provided below.
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
The Company currently has two outside directors under the Corporation Law. Under the Corporation Law, an “outside” director is defined as a person who meets the prescribed conditions, such as, that the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director (which means a director concurrently performing an executive role) (
gyomu shikko torishimariyaku
), a corporate executive officer, a manager (
shihainin
), or any other type of employee of the company or any of its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.
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
Pursuant to the requirements of the Corporation Law, the shareholders elect the Audit & Supervisory Board Members by resolution of a general meeting of shareholders. The Company currently has five Audit & Supervisory Board Members, although the minimum number of Audit & Supervisory Board Members required pursuant to the Corporation Law is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Corporation Law, do not require the Audit & Supervisory Board Members to be experts in accounting or to have any other area of expertise. Under the Corporation Law, the Audit & Supervisory Board may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the Audit & Supervisory Board Member’s duties. The Audit & Supervisory Board prepares auditors’ reports, determines a proposal for the nomination or removal of the accounting auditors to be submitted to the general meeting of shareholders, and may veto a proposal for the nomination of the Audit & Supervisory Board Members, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Corporation Law, the half or more of a company’s Audit & Supervisory Board Members must be “outside” Audit & Supervisory Board Members. An “outside” Audit & Supervisory Board Member is defined as a person who meets the prescribed conditions, such as, that the person has not been in the ten years prior to his or her assumption of office as outside Audit & Supervisory Board Member, a director, an accounting adviser (
kaikei sanyo
), a corporate executive officer, a manager (
shihainin
), or any other type of employee of the company or any of its subsidiaries. The Company’s current Audit & Supervisory Board Member system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent Audit & Supervisory Board Member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside Audit & Supervisory Board Members” (each of which terms is defined under the Corporation Law) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside Audit & Supervisory Board Members. In addition, the three outside Audit & Supervisory Board Members are also qualified as independent Audit & Supervisory Board Members under the regulations of the Japanese stock exchanges; however, one of such Audit & Supervisory Board Members does not satisfy the Company’s independence standards for Audit & Supervisory Board Members. The qualifications for an “outside” or “independent” Audit & Supervisory Board Member under the Corporation Law or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill
Description of the Matter
As discussed in Note 1 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. At December 31, 2019, goodwill related to the Commercial printing business and the Medical system business unit was ¥27,205 million and ¥508,907 million, respectively. The calculated fair value of these reporting units was in excess of the carrying value by narrower margins than impairment tests performed for the other reporting units.

Significant estimation is required in determining the fair value of the reporting units. In particular, the fair value estimates were sensitive to significant assumptions such as revenue growth rates, operating profit ratio and weighted average costs of capital which are affected by expectations about future markets or economic conditions. Auditing such annual goodwill impairment tests was complex and judgmental.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement relating to management’s annual assessment of goodwill impairment, including internal controls over the significant assumptions.

To test the estimated fair value of the Company’s reporting units, we performed audit procedures that included, among other things, evaluating the valuation methodology used for fair value estimation and testing the weighted average cost of capital with assistance of our network firm specialist. We evaluated the significant assumptions used by management by comparing those assumptions to historical results, current economic trends, and other relevant factors. We compared the assumptions used in the previous year’s impairment test and the actual results and evaluated the effect on the fair value estimation for the current year. We performed sensitivity analyses of significant assumptions by evaluating the changes in the fair value of the reporting units that would result from changes in significant assumptions. In addition, we compared management’s reconciliation of the aggregate fair value of the reporting units to the market capitalization of the Company.

Valuation of rebate accruals
Description of the Matter
As described in Note 14 to the consolidated financial statements, sales transaction prices are determined based on contracts with customers that contain certain forms of variable consideration, including volume-based rebates. Variable consideration is estimated based upon historical trends and other known factors at the time of sales. The Company recorded accruals for variable consideration (“rebate accruals”) within the accrued expenses on the consolidated balance sheets.

Rebate accruals related to volume-based rebates which will be paid for products that will sell through from retailers or distributors to end users are sensitive to significant assumptions such as the estimated units to be sold during the promotion periods and level of the rebate provided on those units. Auditing such rebate accruals at period end was complex and judgmental.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement relating to management’s assessment of the rebate accrual estimation including evaluating the controls related to the significant assumptions described above.

To test the year end rebate accruals, we performed audit procedures that included, among other things, evaluating the data utilized in establishing the rebate accruals including sales volume and levels of rebate provided. We also compared rebate accruals recorded in the prior year to actual rebate claims to evaluate the effect on the estimation for current year rebate accruals. In addition, we tested actual rebate claims and additional rebate accruals established subsequent to the year end and considered whether they corroborate or contradict the year end rebate accruals.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2004, and as its Japanese statutory auditor since 1978.
Tokyo, Japan
March 27, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on Internal Control over Financial Reporting
We have audited Canon Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Canon Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 18 and our report dated March 27, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
March 27, 2020

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2019	2018
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	412,814	520,645
Short-term investments (Note 2)	1,767	956
Trade receivables, net (Note 3)	559,836	612,953
Inventories (Note 4)	584,756	611,281
Prepaid expenses and other current assets (Notes 6, 14 and 17)	286,792	304,346

Total current assets	1,845,965	2,050,181
Noncurrent receivables (Note 19)	17,135	18,230
Investments (Note 2)	48,361	42,556
Property, plant and equipment, net (Notes 5 and 6)	1,089,671	1,090,992
Operating lease right-of-use assets (Note 18)	114,418	—
Intangible assets, net (Note 7)	347,921	391,021
Goodwill (Note 7)	898,661	908,511
Other assets (Notes 6, 10 and 11)	406,219	397,974

Total assets	4,768,351	4,899,465

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 8)	42,034	38,527
Trade payables (Note 9)	305,312	352,489
Accrued income taxes (Note 11)	18,801	41,264
Accrued expenses (Notes 10 and 19)	324,891	321,137
Current operating lease liabilities (Note 18)	31,884	—
Other current liabilities (Notes 5, 14 and 17)	237,576	276,237

Total current liabilities	960,498	1,029,654
Long-term debt, excluding current installments (Notes 8 and 20)	357,340	361,962
Accrued pension and severance cost (Note 10)	368,507	382,789
Noncurrent operating lease liabilities (Note 18)	83,688	—
Other noncurrent liabilities (Note 11)	106,400	107,147

Total liabilities	1,876,433	1,881,552

Commitments and contingent liabilities (Note 19)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 201 9 and 201 8	174,762	174,762
Additional paid-in capital	405,017	404,389
Legal reserve (Note 12)	67,572	67,116
Retained earnings (Note 12)	3,462,182	3,508,908
Accumulated other comprehensive income (loss) (Note 1 3 )	(308,442)	(269,071)
Treasury stock, at cost; 269,928,993 shares in 201 9 and 254,013,641 shares in 201 8	(1,108,496)	(1,058,502)

Total Canon Inc. shareholders’ equity	2,692,595	2,827,602
Noncontrolling interests	199,323	190,311

Total equity	2,891,918	3,017,913

Total liabilities and equity	4,768,351	4,899,465

See accompanying Notes to Consolidated Financial Statements.

10
4

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Net sales (Note s 6, 1 4 a nd 17 )
Products and Equipment	2,835,428	3,194,724	3,521,156
Services	757,871	757,213	558,859

	3,593,299	3,951,937	4,080,015
Cost of sales (Notes 5, 7 , 10 , and 18 )
Products and Equipment	1,627,858	1,762,171	1,875,581
Services	355,408	354,212	213,880

	1,983,266	2,116,383	2,089,461

Gross profit	1,610,033	1,835,554	1,990,554

Operating expenses (Notes 1, 5, 7 , 10 , 15 , 18 and 19 ) :
Selling, general and administrative expenses	1,136,863	1,176,760	1,301,666
Research and development expenses	298,503	315,842	333,371
Impairment losses on goodwill	—	—	33,912

	1,435,366	1,492,602	1,668,949

Operating profit	174,667	342,952	321,605
Other income (deductions):
Interest and dividend income	5,526	6,604	6,012
Interest expense	(1,038)	(797)	(818)
Other, net (Notes 1, 2, 10 , 13 and 17 )	16,585	14,133	27,085

	21,073	19,940	32,279

Income before income taxes	195,740	362,892	353,884
Income taxes (Note 11 )	56,223	96,150	98,024

Consolidated net income	139,517	266,742	255,860
Less: Net income attributable to noncontrolling interests	14,412	13,987	13,937

Net income attributable to Canon Inc.	125,105	252,755	241,923

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 16 ) :
Basic	116.93	234.09	222.88
Diluted	116.91	234.08	222.88
Cash dividends per share	160.00	160.00	160.00

See accompanying Notes to Consolidated Financial Statements.

10
5

Canon Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Consolidated net income	139,517	266,742	255,860
Other comprehensive income (loss), net of tax (Note 1 3 ) :
Foreign currency translation adjustments	(32,157)	(93,146)	47,090
Net unrealized gains and losses on securities	—	(141)	(9,362)
Net gains and losses on derivative instruments	(1,068)	488	2,588
Pension liability adjustments	(3,630)	(30,570)	21,207

	(36,855)	(123,369)	61,523

Comprehensive income (loss)	102,662	143,373	317,383
Less: Comprehensive income attributable to noncontrolling interests	16,382	6,918	18,807

Comprehensive income (loss) attributable to Canon Inc.	86,280	136,455	298,576

See accompanying Notes to Consolidated Financial Statements.

10
6

Canon Inc. and Subsidiaries
Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622
Equity transactions with noncontrolling interests and other		1					1	(1)	—
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfer to legal reserve			321	(321)			—		—
Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax (Note 1 3 ) :
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207

Total comprehensive income (loss)							298,576	18,807	317,383

Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175
Cumulative effects of accounting standard update – adoption of ASU No. 2014-09				(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update – adoption of ASU No. 2016-01				5,343	(5,343)		—	—	—
Equity transactions with noncontrolling interests and other		3,003			(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests								(5,558)	(5,558)
Transfers to legal reserve			237	(237)			—		—
Comprehensive income:
Net income				252,755			252,755	13,987	266,742
Other comprehensive income (loss), net of tax (Note 1 3 ) :
Foreign currency translation adjustments					(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities					(141)		(141)	—	(141)
Net gains and losses on derivative instruments					488		488	—	488
Pension liability adjustments					(26,824)		(26,824)	(3,746)	(30,570)

Total comprehensive income (loss)							136,455	6,918	143,373

Repurchases of treasury stock						(25)	(25)		(25)
Reissuance of treasury stock				0		4	4		4

Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

10
7

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)
Cumulative effects of accounting standard update – adoption of ASU No. 2017-12				122	(122)		—	—	—
Equity transactions with noncontrolling interests and other		641			(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests								(5,557)	(5,557)
Transfers to legal reserve			456	(456)			—		—
Comprehensive income:
Net income				125,105			125,105	14,412	139,517
Other comprehensive income (loss), net of tax (Note 1 3 ) :
Foreign currency translation adjustments					(32,043)		(32,043)	(114)	(32,157)
Net unrealized gains and losses on securities					—		—	—	—
Net gains and losses on derivative instruments					(1,073)		(1,073)	5	(1,068)
Pension liability adjustments					(5,709)		(5,709)	2,079	(3,630)

Total comprehensive income (loss)							86,280	16,382	102,662

Repurchases of treasury stock						(50,015)	(50,015)		(50,015)
Reissuance of treasury stock		(13)		(10)		21	(2)		(2)

Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918

See accompanying Notes to Consolidated Financial Statements.

10
8

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	139,517	266,742	255,860
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	237,327	251,554	261,881
Loss on disposal of fixed assets	5,991	5,726	6,935
Equity in earnings of affiliated companies	311	(1,414)	(1,196)
Impairment losses on goodwill	—	—	33,912
Gain on securities contributed to retirement benefit trust	—	—	(17,836)
Deferred income taxes	(6,446)	(11,849)	(17,603)
(Increase) decrease in trade receivables	43,504	(17,724)	3,563
(Increase) decrease in inventories	19,895	(61,755)	2,967
Increase (decrease) in trade payables	(35,509)	(31,212)	4,951
Increase (decrease) in accrued income taxes	(22,279)	(35,284)	46,296
Increase in accrued expenses	9,491	2,541	18,503
Increase (decrease) in accrued (prepaid) pension and severance cost	(13,722)	(17,738)	522
Other, net (Note 6)	(19,619)	15,706	(8,198)

Net cash provided by operating activities	358,461	365,293	590,557
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(215,671)	(191,399)	(189,484)
Proceeds from sale of fixed assets (Note 5)	885	9,634	26,444
Purchases of securities	(4,907)	(2,311)	(2,220)
Proceeds from sale and maturity of securities	828	1,615	970
(Increase) decrease in time deposits, net	(1,511)	401	3,373
Acquisitions of businesses, net of cash acquired	(8,880)	(13,346)	(6,557)
Other, net	688	(209)	2,464

Net cash used in investing activities	(228,568)	(195,615)	(165,010)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 8 )	—	439	1,570
Repayments of long-term debt (Note 8 )	(8,678)	(136,094)	(126,578)
Increase in short-term loans, net (Note 8 )	4,913	2,501	5,628
Transactions with noncontrolling interests	(1,769)	(37,942)	—
Dividends paid	(171,487)	(178,159)	(162,887)
Repurchases and reissuance of treasury stock	(50,012)	(21)	(50,034)
Other, net	(5,557)	(5,554)	(8,163)

Net cash provided by (used in) financing activities	(232,590)	(354,830)	(340,464)
Effect of exchange rate changes on cash and cash equivalents	(5,134)	(16,017)	6,538

Net change in cash and cash equivalents	(107,831)	(201,169)	91,621
Cash and cash equivalents at beginning of year	520,645	721,814	630,193

Cash and cash equivalents at end of year	412,814	520,645	721,814

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	888	749	1,026
Income taxes	77,654	131,616	71,473

See accompanying Notes to Consolidated Financial Statements.

10
9

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
presses,
wide-format
printers and document solutions. Imaging system products consist mainly of interchangeable-lens digital cameras, digital compact cameras, interchangeable lenses, compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners and calculators. Medical system products consist mainly of digital radiography systems, diagnostic
X-ray
systems, computed tomography (“CT”) systems, magnetic resonance imaging (“MRI”) systems, diagnostic ultrasound systems, clinical chemistry analyzers and ophthalmic equipment. Industry and other products consist mainly of semiconductor lithography equipment, FPD (Flat panel display) lithography equipment, vacuum thin-film deposition equipment, organic LED (“OLED”) panel manufacturing equipment, die bonders, network cameras, digital camcorders, digital cinema cameras, multimedia projectors, broadcast equipment, micromotors, handy terminals and document scanners. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Further segment information is described in Note 22.
Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 13.0%, 13.6% and 13.1% of consolidated net sales for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in the Office Business Unit.
Canon’s manufacturing operations are conducted primarily at 29 plants in Japan and 14 overseas plants which are located in countries or regions such as the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and Philippines.
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
1
10

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(d)	Use of Estimates (continued)

reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: revenue recognition, allowance for doubtful receivables, inventories, long-lived assets, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions and employee
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
Gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥4,236 million, ¥6,044 million and ¥9,775 million for the years ended December 31, 2019, 2018 and 2017, respec
t
ively.
(f)	Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale
securities of ¥506 million and
 ¥70,500 million at December 31, 2019 and 2018, respectively, are included in cash and cash equivalents in the consolidated balance sheets.
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
Available-for-sale
debt securities and equity securities with readily determinable fair value that are not accounted for under the equity method are recorded at fair value which is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. The changes in fair value are recognized in net income for equity securities and in other comprehensive income for available-for-sale
debt securities.
Available-for-sale
debt securities are regularly reviewed for other-than-temporary declines in the carrying amount based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For available-for-sale
securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, the impairment are separated into the amount related to credit loss, which is recognized in
1
11

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

11
2

Canon
Inc. and
Subsidiaries
Notes to Consolidated Financial
Statements
(
continued
)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(k)	Property, Plant and Equipment (continued)

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the lease term, generally from
2
years to
50
years
.

(l)	Leases

As for lessor accounting, Canon provides leasing arrangement to its customers primarily for the sales of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.
As for lessee accounting, Canon has operating and finance leases for various assets including office buildings, warehouses, employees’ accommodations, and vehicles. Canon determines if an arrangement is a lease at the inception of each contract. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in the most of Canon’s leases cannot be determined, Canon uses incremental borrowing rate based on the information available at commencement to determine the present values of lease payments. Canon has lease contracts with lease and non-lease
components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease
components based upon the estimated standalone prices. Costs associated
with operating lease assets are recognized on a straight-line basis over the term of the lease.
( m )	Goodwill and o ther i ntangible a ssets

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
Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 7 years to 17 years, license fees are 7 years, and customer relationships are from 8 years to 15 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use
software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use
software are capitalized at the application development stage. In addition, Canon develops or
11
3

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(m)	Goodwill and other intangible assets (continued)
obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.
( o )	Income Taxes

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
( p )	Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period, which is the vesting period.
( q )	Net Income Attributable to Canon Inc. Shareholders per Share

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
( r )	Revenue Recognition

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information
, please refer to Note 1
4
.

11
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

(s)	Research and Development Costs

Research and development costs are expensed as incurred.

( t )	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥46,665 million, ¥58,729 million
and ¥61,207 million for the years ended December 31, 2019, 2018 and 2017, respectively.
( u )	Shipping and Handling Costs

Shipping and handling costs totaled ¥51,718 million, ¥54,844 million and ¥52,953 million for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
( v )	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses
and other current assets, or other current liabilities in the consolidated balance sheets.
Canon uses and designates certain derivatives as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item, and reclassified in the same income statement line item in which the earnings effect of the hedged
item is reported.
Canon also uses certain derivative financial instruments which are not designated as hedges. The changes in fair values of these derivative financial instruments are immediately recorded in earnings.
Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.
( w )	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.
( x )	Recent Accounting Guidance

Recently adopted accounting guidance
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No.
 2016-02,
Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which

11
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1.	Basis of Presentation and Significant Accounting Policies (continued)

( x )	Recent Accounting Guidance (continued)

requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of a lease. Additionally, this guidance expands the qualitative and quantitative disclosures related to leases. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows it not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to the short term lease exception. Canon also adopted the transition method for which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that existed at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was
¥125,649
million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation. For further information, please refer to Notes 6 and 1
8
.
In August 2017, the FASB issued ASU No.
 2017-12,
Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously
included in other income (deductions) in the consolidated statements of income, are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.
Recently issued accounting guidance not yet adopted
In June 2016, the FASB issued ASU No.
 2016-13,
Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. This guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon will
adopt the guidance from the quarter beginning January 1, 2020. Canon does not expect material impacts from the adoption on its consolidated results of operation and financial condition.

11
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
2.	Investments

The unrealized and realized gains and losses related to equity securities for the year ended December 31, 2019 and 2018 are as follows:

	Years ended December 31
	2019	2018
	(Millions of yen)
Net gains and (losses) recognized during the period on equity securities	2,148	(6,092)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(76)	675
Unrealized gains and (losses) recognized during the period on equity securities still held at December 31.	2,224	(6,767)

Gross realized gains related to equity securities were ¥18,514 million for the year ended December 31, 2017. Gross realized losses, including write-downs for impairments that were other-than-temporary, were ¥42
million for the years ended December 31, 2017.
During the year ended December 31, 201
7
, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds there on. The fair value of those securities at the time of contribution was ¥30,473 million. Upon contribution of those available-for-sale
securities, the unrealized gains amounting to ¥17,836 million were realized and were included in “Other, net” in the consolidated statements of income.
The carrying amount of
non-marketable
equity securities without readily determinable fair value
totaled ¥8,448 million and ¥4,629
million at December 31, 2019 and 2018, respectively. The impairment or other adjustments resulting from observable price changes recorded during the year ended December 31, 2019 and 2018 were not significant.
The unrealized and realized gains and losses related to debt securities were not significant for the years ended December 31, 2019, 2018 and 2017, respectively.
Time deposits with original maturities of more than three months are ¥1,767 million and ¥326 million at December 31, 2019 and 2018, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Investments in affiliated companies accounted for by the equity method amounted to ¥19,988 million and ¥21,312 million at December 31, 2019 and 2018, respectively. Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were losses of ¥311
million for the year ended December 31, 2019, and earnings of
 ¥1,414 million and ¥1,196
million for the years ended December 31, 2018 and 2017 respectively.

1
1
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
3.	Trade Receivables

Trade receivables are summarized as follows:

	December 31
	2019	2018
	(Millions of yen)
Notes	32,952	29,878
Accounts	537,243	594,552

	570,195	624,430
Less allowance for doubtful receivables	(10,359)	(11,477)

	559,836	612,953

4.	Inventories

Inventories are summarized as follows:

	December 31
	2019	2018
	(Millions of yen)
Finished goods	367,332	393,820
Work in process	165,399	165,003
Raw materials	52,025	52,458

	584,756	611,281

5.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2019	2018
	(Millions of yen)
Land	273,014	272,443
Buildings	1,658,270	1,629,683
Machinery and equipment	1,802,624	1,789,226
Construction in progress	77,953	67,045
Finance lease right-of-use assets	4,999	4,517

	3,816,860	3,762,914
Less accumulated depreciation	(2,727,189)	(2,671,922)

	1,089,671	1,090,992

After the adoption of ASU No.
 2016-02
from the beginning of the first quarter of 2019, Canon has reclassified finance lease assets from buildings and machinery and equipment to finance lease right-of-use
assets. Finance lease assets at December 31, 2018 also have been reclassified.
Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 were ¥170,418 million, ¥175,771 million and ¥189,712 million, respectively.

1
1
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
5.	Property, Plant and Equipment (continued)

Amounts due for purchases of property, plant and equipment were ¥30,601 million and ¥32,433 million at December 31, 2019 and 2018, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.
6.	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

Year ended December 31, 2019
(Millions o f yen)
Lease income – sales-type and direct financing leases
Revenue at lease commencement	114,312
Interest income on lease receivables	20,382

134,694

Lease income – operating leases	25,403

Variable lease income	6,216

166,313

Finance Receivables and Operating Leases
Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2019	2018
	(Million s of yen)
Total minimum lease payments receivable	360,146	351,198
Unguaranteed residual values	13,070	12,661
Executory costs	—	(2,112)
Unearned income	(33,338)	(31,007)

	339,878	330,740
Less allowance for credit losses	(2,627)	(2,675)

	337,251	328,065
Less current portion	(113,892)	(111,629)

	223,359	216,436

1
1
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
6.	Lessor Accounting (continued)

Allowance for Credit Losses
The activities in the allowance for credit losses are as follows:

	Years ended December 31
	2019	2018
	(Millions of yen)
Balance at beginning of year	2,675	2,681
Charge-offs	(1,653)	(1,284)
Provision	1,495	938
Translation adjustments and other	110	340

Balance at end of year	2,627	2,675

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or are individually evaluated for impairment at December 31, 2019 and December 31, 2018 are not significant.
Equipment leased to customers
The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2019 and 2018 was
¥116,681 million and ¥120,457 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2019 and 2018 was ¥82,633 million and ¥82,698 million, respectively.

Maturity
Analysis
The following is a schedule by year of the future minimum lease payments to be received under finance leases and non-cancellable
operating leases at December 31, 2019
.

	Financ ing leases	Operating lease s
	(Millions of yen)
Year ending December 31:
2020	128,674	9,893
2021	100,569	6,115
2022	68,921	3,593
2023	39,314	1,116
2024	16,363	401
Thereafter	6,305	56

	360,146	21,174

Information about transferring finance receivables
Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860

1
20

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (
continued
)
6.	Lessor Accounting (continued)

Information about transferring finance receivables (continued)
“Transfers and Servicing.” The
sales
of finance receivables were
¥11,710
million and ¥21,909 million for the year ended December 31, 2019 and 2018. The amount remained uncollected were
¥28,616
million and ¥22,956 million at December 31, 2019 and 2018, respectively. Cash proceeds from the transaction
s
are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at December 31, 2019 and 2018, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at December 31, 2019 and 2018, respectively.
7 .	Goodwill and Other Intangible Assets

Intangible assets subject to amortization acquired during the year ended December 31, 2019, including those recorded from businesses acquired, totaled ¥34,259 million, which primarily consist of software of ¥32,334 million. The weighted average amortization periods
for intangible assets in total acquired during the year ended December 31, 2019 are approximately 5 years. The weighted average amortization period for software acquired during the year ended December 31, 2019 is
approximately 5 years.
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
The weighted average amortization periods for software, and patent and developed technology acquired during the year ended December 31, 2018 are approximately 5 years and 11 years, respectively.
The components of intangible assets subject to amortization at December 31, 2019 and 2018 were as follows:

	December 31, 2019		December 31, 2018
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	370,178	262,405	362,130	244,188
Customer relationships	153,708	35,276	156,679	27,263
Patents and developed technology	123,609	46,263	123,831	36,029
Trademarks	41,688	13,582	44,449	12,062
License fees	15,944	8,482	16,071	6,461
Other	18,972	11,846	19,319	9,859

	724,099	377,854	722,479	335,862

Aggregate amortization expense for the years ended December 31, 2019, 2018 and 2017 was ¥66,909 million, ¥75,783 million and ¥72,169 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥58,646 million in 2020, ¥51,386 million in 2021, ¥42,866 million in 2022, ¥32,678 million in 2023, and ¥27,818 million in 2024.
Intangible assets not subject to amortization other than goodwill at December 31, 2019 and 2018 were not significant.

1
21

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
7.	Goodwill and Other Intangible Assets (continued)

For management reporting purposes, goodwill is not allocated to the segments. Goodwill has been allocated to its respective segment for impairment testing.
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2019 and 2018 were as follows:

	Year ended December 31, 2019
	Office	Imaging System	Medical System	Industry and Others	Total
	(Millions of yen)
Goodwill – gross	127,860	48,670	500,896	263,513	940,939
Accumulated impairment losses	(20,770)	—	—	(11,658)	(32,428)

Balance at beginning of year	107,090	48,670	500,896	251,855	908,511
Goodwill acquired during the year	—	—	8,330	—	8,330
Translation adjustments and other	(2,518)	(1,717)	(319)	(13,626)	(18,180)

Goodwill – gross	124,613	46,953	508,907	249,478	929,951
Accumulated impairment losses	(20,041)	—	—	(11,249)	(31,290)

Balance at end of year	104,572	46,953	508,907	238,229	898,661

	Year ended December 31, 2018
	Office	Imaging System	Medical System	Industry and Others	Total
	(Millions of yen)
Goodwill – gross	135,125	52,561	499,915	283,577	971,178
Accumulated impairment losses	(22,069)	—	—	(12,387)	(34,456)

Balance at beginning of year	113,056	52,561	499,915	271,190	936,722
Goodwill acquired during the year	—	—	1,521	6,106	7,627
Translation adjustments and other	(5,966)	(3,891)	(540)	(25,441)	(35,838)

Goodwill – gross	127,860	48,670	500,896	263,513	940,939
Accumulated impairment losses	(20,770)	—	—	(11,658)	(32,428)
Balance at end of year	107,090	48,670	500,896	251,855	908,511

8.	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at December 31, 2019 and 2018 were ¥40,800 million and ¥35,887 million, respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2019 and 2018 were 0.21% and 0.43%,
respectively. Unused overdraft facilities at December 31, 2019 were ¥150,000 million. The overdraft facilities bear interest at a rate equal to a base rate plus a spread
.

1
2
2

Canon Inc. and Subsidiaries
Notes to Consolidated
Financial
Statements (continued)
8.	Short-Term Loans and Long-Term Debt (continued)

Long-term debt consisted of the following:

	December 31
	2019	2018
	(Millions of yen)
Loan from banks; bearing interest of 0.08% at December 31, 2019 and 0.07% at December 31, 2018 *1	354,000	360,000
Other debt *2	4,574	4,602

	358,574	364,602
Less current portion	(1,234)	(2,640)

	357,340	361,962

*1
Canon has the unsecured revolving credit facility contracts expiring in December 2021. Canon prepaid ¥6,000
million of the loan with cash flows generated during the year ended December 31, 2019. The outstanding loans under the credit facilities are
¥354,000 million at a floating interest of 0.08% and Canon has no unused credit facilities as of December 31, 2019.

*2	The other debt consisted of term-loans and finance lease obligations as of December 31, 2019 and 2018.

The aggregate annual maturities of long-term debt outstanding at December 31, 2019 were as follows:

(Millions of yen)
Year ending December 31:
2020	1,234
2021	355,199
2022	821
2023	487
2024	203
Thereafter	630

358,574

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
9 .	Trade Payables

Trade payables are summarized as follows:

	December 31
	2019	2018
	(Millions of yen)
Notes	56,865	68,140
Accounts	248,447	284,349

	305,312	352,489

1
2
3

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee earnings and years of service. The Company and certain of its subsidiaries also have defined contribution pension plans covering substantially all of their employees. Canon Medical Systems Corporation (“CMSC”) temporarily participated in Toshiba Corporate Pension Funds (“Toshiba Funds”) after CMSC was acquired by Canon in 2016. In April 2018, CMSC established a new pension provision which provides participants an equivalent level of benefits as compared to the Toshiba Funds. As of December 31, 2018, a majority of plan participants had been transferred from the Toshiba Funds into the new pension provision. Canon calculated the projected benefit obligations for the remaining participants within the Toshiba Funds based on the benefit level of the Toshiba Funds and included the proportional share of the plan assets to which CMSC had a legal right in the following tables for the remaining participants as of December 31, 2018. In March 2019, CMSC settled the pension obligations attributed to the remaining participants within the Toshiba Funds. The loss recognized due to the settlement in the consolidated statement of income for the year ended December 31, 2019 was not significant.
Obligations and funded status
Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	927,006	929,630	385,949	423,579
Service cost	30,903	31,241	6,264	7,982
Interest cost	5,074	5,419	8,643	8,691
Plan participants’ contributions	—	—	1,432	1,535
Actuarial (gain) loss	15,289	(1,844)	52,261	(24,297)
Benefits paid	(35,372)	(33,477)	(10,863)	(10,135)
Plan amendments	—	(3,963)	362	3,257
Curtailments and settlements	(17,510)	—	(3,608)	(1,149)
Foreign currency exchange rate changes	—	—	(816)	(23,514)
Projected benefit obligations at end of year	925,390	927,006	439,624	385,949
Change in plan assets:
Fair value of plan assets at beginning of year	682,695	735,513	248,642	254,020
Actual return on plan assets	54,170	(38,010)	35,298	(6,042)
Employer contributions	12,367	12,651	18,016	22,393
Plan participants’ contributions	—	—	1,432	1,535
Benefits paid	(28,549)	(27,459)	(10,863)	(10,135)
Settlements	(16,514)	—	—	(1,150)
Foreign currency exchange rate changes	—	—	2,304	(11,979)
Fair value of plan assets at end of year	704,169	682,695	294,829	248,642
Funded status at end of year	(221,221)	(244,311)	(144,795)	(137,307)

1
2
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10 .	Employee Retirement and Severance Benefits (continued)

Obligations and funded status (continued)
Amounts recognized in the consolidated balance sheets at December 31, 2019 and 2018 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
	(Millions of yen)		(Millions of yen)
Other assets	1,904	1,536	2,342	1,306
Accrued expenses	(818)	(679)	(937)	(992)
Accrued pension and severance cost	(222,307)	(245,168)	(146,200)	(137,621)

	(221,221)	(244,311)	(144,795)	(137,307)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2019 and 2018 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
	(Millions of yen)		(Millions of yen)
Actuarial loss	231,811	267,355	118,247	95,121
Prior service credit	(36,506)	(48,392)	268	(227)

	195,305	218,963	118,515	94,894

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	892,154	893,154	421,460	371,653

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	916,562	918,736	437,780	384,167
Fair value of plan assets	693,437	672,889	290,643	245,554
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	887,138	891,204	414,729	369,215
Fair value of plan assets	688,754	670,826	285,341	244,826

1
2
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2019, 2018 and 2017 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2019	2018	2017	2019	2018	2017
	(Millions of yen)			(Millions of yen)
Service cost	30,903	31,241	30,889	6,264	7,982	6,962
Interest cost	5,074	5,419	5,689	8,643	8,691	8,691
Expected return on plan assets	(19,553)	(21,983)	(20,493)	(11,919)	(12,601)	(10,722)
Amortization of prior service credit	(11,877)	(13,001)	(12,860)	(133)	(217)	(83)
Amortization of actuarial loss	15,247	11,900	14,220	4,345	5,108	5,747
(Gain) loss on curtailments and settlements	(36)	—	(63)	(2,197)	—	—

	19,758	13,576	17,382	5,003	8,963	10,595

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2019	2018	2017	2019	2018	2017
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	(19,328)	58,149	(15,771)	28,882	(5,654)	(5,300)
Current year prior service credit	—	(3,963)	1,149	362	3,257	(1,069)
Amortization of actuarial loss	(15,247)	(11,900)	(14,220)	(4,345)	(5,108)	(5,747)
Amortization of prior service credit	11,877	13,001	12,860	133	217	83
Curtailments and settlements	(960)	—	19	(1,411)	(63)	—

	(23,658)	55,287	(15,963)	23,621	(7,351)	(12,033)

The estimated prior service credit and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Prior service credit	(8,736)	(123)
Actuarial loss	12,506	6,073

1
2
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Employee Retirement and Severance Benefits (continued)

Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2019	2018	2019	2018
Discount rate	0.5%	0.6%	1.6%	2.4%
Assumed rate of increase in future compensation levels	2.6%	2.6%	1.0%	1.9%

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2019	2018	2017	2019	2018	2017
Discount rate	0.6%	0.6%	0.7%	2.4%	2.2%	2.2%
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.6%	1.9%	1.8%	2.1%
Expected long-term rate of return on plan assets	3.0%	2.9%	3.1%	5.2%	4.4%	4.2%

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
Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 35% is invested in equity securities, approximately 20% is invested in debt securities, and approximately 45% is invested in other investment vehicles, primarily consisting of investments in real estate assets.
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

1
2
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 0 .	Employee Retirement and Severance Benefits (continued)
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
The three levels
of
input used to measure fair value are more fully described in Note 21. The fair values of Canon’s pension plan assets at December 31, 2019 and 2018, by asset category, are as follows:

	December 31, 2019
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	77,484	—	—	77,484	—	—	—	—
Foreign companies	5,164	—	—	5,164	10,298	—	—	10,298
Pooled funds (b)	—	164,662	—	164,662		63,557		63,557
Debt securities:
Government bonds (c)	130,180	—	—	130,180	—	—	—	—
Municipal bonds	—	1,202	—	1,202	—	2,302	—	2,302
Corporate bonds	—	11,711	—	11,711	—	6,472	—	6,472
Pooled funds (d)	—	136,655	—	136,655	—	64,259	—	64,259
Mortgage backed securities (and other asset backed securities)	—	12,090	—	12,090	—	2,511	—	2,511
Life insurance company general accounts	—	121,573	—	121,573	—	9,676	—	9,676
Other assets	—	26,979	218	27,197	—	115,102	—	115,102
Investment measured at net asset value	—	—	—	16,251	—	—	—	20,652

	212,828	474,872	218	704,169	10,298	263,879	—	294,829

1
2
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
10.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

	December 31, 2018
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies ( e )	67,283	—	—	67,283	—	—	—	—
Foreign companies	5,451	—	—	5,451	8,567	—	—	8,567
Pooled funds ( f )	—	137,712	—	137,712	—	49,312	—	49,312
Debt securities:
Government bonds ( g )	137,858	—	—	137,858	—	—	—	—
Municipal bonds	—	1,483	—	1,483	—	2,642	—	2,642
Corporate bonds	—	12,595	—	12,595	—	6,318	—	6,318
Pooled funds ( h )	—	140,712	—	140,712	—	59,419	—	59,419
Mortgage backed securities (and other asset backed securities)	—	8,489	—	8,489	—	—	—	—
Life insurance company general accounts	—	123,747	—	123,747	—	9,019	—	9,019
Other assets	—	30,009	1,451	31,460	—	95,844	—	95,844
Investment measured at net asset value	—	—	—	15,905	—	—	—	17,521

	210,592	454,747	1,451	682,695	8,567	222,554	—	248,642

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥118 million .
(b)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)	These funds invest in approximately 25% Japanese government bonds, 55% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 75% foreign government bonds and 25% corporate bonds for foreign plans.
(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥147 million.
(f)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 90% Japanese government bonds and 10% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
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

1
2
9

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
The fair value
s
of Level 3 asset, consisting of hedge funds, w
ere
 ¥218 million
and
¥
1,451
million at December 31, 2019 and 2018, respectively. Amounts of actual returns on, purchases and sales of these assets during the years ended December 31, 2019 and 2018 were not significant.
The fair values of plan assets for the participants with Toshiba Funds by each asset category in 2018 were
calculated based on a
pro-rata
basis of total plan assets of Toshiba Funds.
Contributions
Canon expects to contribute ¥13,257 million to its Japanese defined benefit pension plans and ¥18,985 million to its foreign defined benefit pension plans for the year ending December 31, 2020.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2020	37,164	12,564
2021	38,203	13,181
2022	41,146	14,083
2023	42,625	14,947
2024	42,803	15,742
2025 – 2029	222,813	94,532
Multiemployer pension plans
The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2019, 2018 and 2017 were ¥4,321 million, ¥4,452 million and ¥4,165 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 98% funded as of December 31, 201
8
. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.
Defined contribution plans
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2019, 2018 and 2017 were ¥17,414 million, ¥19,570 million and ¥18,979 million, respectively.

1
30

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1 1 .	Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2019
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	107,329	88,411	195,740

Income taxes:
Current	39,483	23,186	62,669
Deferred	(4,199)	(2,247)	(6,446)

	35,284	20,939	56,223

	Year ended December 31, 2018
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	241,474	121,418	362,892

Income taxes:
Current	75,556	32,443	107,999
Deferred	(6,552)	(5,297)	(11,849)

	69,004	27,146	96,150

	Year ended December 31, 2017
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	276,149	77,735	353,884

Income taxes:
Current	80,225	35,402	115,627
Deferred	(7,453)	(10,150)	(17,603)

	72,772	25,252	98,024

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31%
for the years ended December 31, 2019, 2018 and 2017.
The United States enacted tax reform legislation (the “Tax Reform Legislation”) on December 22, 2017. Due to the Tax Reform Legislation, the federal corporate income tax rate in the U.S.
wa
s reduced from 35% to 21% from the fiscal year commencing on January 1, 2018. The adjustment to deferred tax assets and liabilities for the tax rate change was
a
tax benefit of ¥14,563 million for the year ended December 31, 2017. The impacts related to other changes from the Tax Reform
Legislation
are not material.

1
3
1

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 1 .	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2019	2018	2017
Japanese statutory income tax rate	31.0%	31.0%	31.0%

Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes *	1.7	0.7	3.7
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(4.5)	(3.0)	(2.1)
Tax credit for research and development expenses	(2.3)	(3.4)	(4.8)
Change in valuation allowance	0.0	0.4	1.7
Effect of enacted changes in U.S. tax laws	—	—	(3.6)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	2.3	0.9	1.1
Other	0.5	(0.1)	0.7

Effective income tax rate	28.7%	26.5%	27.7%

*	Expenses not deductible for tax purposes for the year ended December 31, 2017 primarily consist of impairment losses on goodwill.

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2019	2018
	(Millions of yen)
Other assets	153,948	160,541
Other noncurrent liabilities	(59,888)	(70,336)

	94,060	90,205

1
3
2

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 1 .	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018 are presented below:

	December 31
	2019	2018
	(Millions of yen)
Deferred tax assets:
Inventories	10,225	10,739
Accrued business tax	1,282	2,361
Accrued pension and severance cost	107,463	105,933
Research and development – costs capitalized for tax purposes	4,751	4,690
Property, plant and equipment	32,040	33,738
Operating lease liabilities	25,646	—
Accrued expenses	25,845	28,015
Net operating losses carried forward	21,294	28,549
Other	41,759	38,683
	270,305	252,708
Less valuation allowance	(27,678)	(30,734)
Total deferred tax assets	242,627	221,974
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(8,769)	(7,615)
Tax deductible reserve	(4,050)	(4,050)
Financing lease revenue	(19,029)	(26,441)
Operating lease right-of-use assets	(25,249)	—
Intangible assets	(59,350)	(66,189)
Other	(32,120)	(27,474)
Total deferred tax liabilities	(148,567)	(131,769)
Net deferred tax assets	94,060	90,205

The net changes in the total valuation allowance were a decrease of ¥3,056 million, a decrease of ¥49 million and an increase of ¥4,096 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2019.
13
3

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
11.	Income Taxes (continued)

At December 31, 2019, Canon had net operating losses which can be carried forward for income tax purposes of ¥130,907 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	1,980
After one year through five years	28,550
After five years through ten years	31,871
After ten years through twenty years	17,137
Indefinite period	51,369

130,907

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.

Canon has not recognized deferred tax liabilities of ¥24,886 million for a portion of undistributed earnings of foreign subsidiaries of ¥994,886 million as of
December 31, 2019 because Canon intends to permanently reinvest such undistributed earnings of foreign subsidiaries. Deferred tax liabilities will be recognized when such undistributed earnings are no longer permanently reinvested.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Balance at beginning of year	8,649	10,282	7,318
Additions for tax positions of the current year	—	45	2,956
Additions for tax positions of prior years	204	178	250
Reductions for tax positions of prior years	(44)	(17)	(915)
Settlements with tax authorities	(402)	(1,286)	—
Other	(287)	(553)	673

Balance at end of year *	8,120	8,649	10,282

*
The unrecognized tax benefits were offset by deferred tax assets in the amount of
¥933 million, ¥2,043 million and ¥124 million as of December 31, 2019, 2018 and 2017
,
respectively, and reported under “other noncurrent liabilities” on the consolidated balance sheets.

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥8,120 million and ¥8,649 million at December 31, 2019 and 2018, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2019, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2019 and 2018, and interest and penalties included in income taxes for the years ended December 31, 2019, 2018 and 2017 were not significant.
13
4

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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2019, 2018 and 2017 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2019 did not reflect current year-end
dividends in the amount of ¥85,107 million which were approved by the shareholders in March 2020.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥853,374 million at December 31, 2019.
Retained earnings at December 31, 2019 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,657 million.

1
3
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)

Equity transactions with noncontrolling interests and other	—	—	—	—	—
Other comprehensive income (loss) before reclassifications	44,184	2,813	(1,452)	14,785	60,330
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(12,580)	4,014	4,905	(3,677)

Net change during the year	44,168	(9,767)	2,562	19,690	56,653

Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)

Cumulative effects of accounting standard update – adoption of ASU No. 2016-01	—	(5,343)	—	—	(5,343)
Equity transactions with noncontrolling interests and other	(4,200)	—	—	—	(4,200)
Other comprehensive income (loss) before reclassifications	(89,823)	—	(457)	(29,909)	(120,189)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(141)	945	3,085	3,889

Net change during the year	(94,023)	(141)	488	(26,824)	(120,500)

Balance at December 31, 2018	(63,815)	—	308	(205,564)	(269,071)

Cumulative effects of accounting standard update – adoption of ASU No. 2017-12 *	—	—	(122)	—	(122)
Equity transactions with noncontrolling interests and other	(424)	—	—	—	(424)
Other comprehensive income (loss) before reclassifications	(31,889)	—	(1,723)	(12,763)	(46,375)
Amounts reclassified from accumulated other comprehensive income (loss)	(154)	—	650	7,054	7,550

Net change during the year	(32,467)	—	(1,073)	(5,709)	(39,249)

Balance at December 31, 2019	(96,282)	—	(887)	(211,273)	(308,442)

1
3
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *1
	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	(154)	—	(39)	Other, net
	—	—	12	Income taxes
	(154)	—	(27)	Consolidated net income
	—	—	11	Net income attributable to noncontrolling interests
	(154)	—	(16)	Net income attributable to Canon Inc.
Unrealized gains and losses on securities	—	(178)	(18,472)	Other, net
	—	37	5,727	Income taxes
	—	(141)	(12,745)	Consolidated net income
	—	—	165	Net income attributable to noncontrolling interests
	—	(141)	(12,580)	Net income attributable to Canon Inc.
Gains and losses on derivative instruments	661	1,341	5,772	*2
	(2)	(392)	(1,732)	Income taxes
	659	949	4,040	Consolidated net income
	(9)	(4)	(26)	Net income attributable to noncontrolling interests
	650	945	4,014	Net income attributable to Canon Inc.
Pension liability adjustments	9,953	3,853	7,005	Other, net
	(2,523)	(699)	(1,832)	Income taxes
	7,430	3,154	5,173	Consolidated net income
	(376)	(69)	(268)	Net income attributable to noncontrolling interests
	7,054	3,085	4,905	Net income attributable to Canon Inc.
Total amount reclassified, net of tax and noncontrolling i nterests	7,550	3,889	(3,677)

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2
After the adoption of ASU No
2017-12,
gains and losses on derivative are reclassified into net sales, which had been classified into other, net. Please refer to Notes 1(x) and 17 for more detailed information.

1
3
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
13.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2019:
Foreign currency translation adjustments
Amount arising during the year	(32,396)	393	(32,003)
Reclassification adjustments for gains and losses realized in net income	(154)	—	(154)

Net change during the year	(32,550)	393	(32,157)
Net unrealized gains and losses on securities:
Amount arising during the year	—	—	—
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	—	—	—
Net gains and losses on derivative instruments:
Amount arising during the year	(2,180)	453	(1,727)
Reclassification adjustments for gains and losses realized in net income	661	(2)	659

Net change during the year	(1,519)	451	(1,068)
Pension liability adjustments:
Amount arising during the year	(9,916)	(1,144)	(11,060)
Reclassification adjustments for gains and losses realized in net income	9,953	(2,523)	7,430

Net change during the year	37	(3,667)	(3,630)

Other comprehensive income (loss)	(34,032)	(2,823)	(36,855)

2018:
Foreign currency translation adjustments
Amount arising during the year	(93,955)	809	(93,146)
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	(93,955)	809	(93,146)
Net unrealized gains and losses on securities:
Amount arising during the year	—	—	—
Reclassification adjustments for gains and losses realized in net income	(178)	37	(141)

Net change during the year	(178)	37	(141)
Net gains and losses on derivative instruments:
Amount arising during the year	(586)	125	(461)
Reclassification adjustments for gains and losses realized in net income	1,341	(392)	949

Net change during the year	755	(267)	488
Pension liability adjustments:
Amount arising during the year	(51,789)	18,065	(33,724)
Reclassification adjustments for gains and losses realized in net income	3,853	(699)	3,154

Net change during the year	(47,936)	17,366	(30,570)

Other comprehensive income (loss)	(141,314)	17,945	(123,369)

1
3
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 3 .	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2017:
Foreign currency translation adjustments
Amount arising during the year	47,825	(708)	47,117
Reclassification adjustments for gains and losses realized in net income	(39)	12	(27)

Net change during the year	47,786	(696)	47,090
Net unrealized gains and losses on securities:
Amount arising during the year	5,100	(1,717)	3,383
Reclassification adjustments for gains and losses realized in net income	(18,472)	5,727	(12,745)

Net change during the year	(13,372)	4,010	(9,362)
Net gains and losses on derivative instruments:
Amount arising during the year	(2,080)	628	(1,452)
Reclassification adjustments for gains and losses realized in net income	5,772	(1,732)	4,040

Net change during the year	3,692	(1,104)	2,588
Pension liability adjustments:
Amount arising during the year	20,991	(4,957)	16,034
Reclassification adjustments for gains and losses realized in net income	7,005	(1,832)	5,173

Net change during the year	27,996	(6,789)	21,207

Other comprehensive income (loss)	66,102	(4,579)	61,523

1 4 .	Revenue
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
Most of Canon’s service revenue is generated from office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.

13
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 4 .	Revenue (continued)
The majority of service arrangements for office products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related office products are sold.
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
Disaggregated revenue by timing is as follows. Disaggregated revenue by business unit, product and geographic area are described in Note 22.

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:
Revenue recognized at a point in time	1,187,306	793,832	290,702	582,156	(93,180)	2,760,816
Revenue recognized over time	515,289	13,582	147,823	155,789	—	832,483
Total	1,702,595	807,414	438,525	737,945	(93,180)	3,593,299

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:
Revenue recognized at a point in time	1,286,100	957,518	305,457	635,906	(106,318)	3,078,663
Revenue recognized over time	521,201	12,917	132,121	207,035	—	873,274
Total	1,807,301	970,435	437,578	842,941	(106,318)	3,951,937
Revenue recognized over time includes primarily revenue from maintenance service in the office and medical system products and sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.

1
40

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 4 .	Revenue (continued)
Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets at December 31, 2019 and 2018 were ¥43,783 million and ¥50,799 million, respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.
Canon typically bills to the customer when
the
performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2019 and 2018 were ¥
113,030
 million and ¥
123,686
 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2019, which had been included in the deferred revenue balance at December 31, 2018, was ¥
88,306
 million.
Remaining performance obligations for products and equipment at December 31, 2019 primarily arise from the sales of certain industrial equipment, amounting to ¥
114,617

million,
73% of which is expected to be recognized as revenue within one year and remaining 27% is within two
years. Disclosure of remaining performance obligations is not required for the majority of service
s
since the
related
revenue is recognized
on an
as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of December 31, 2019 is about 2 years.
Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.
1 5 .	Stock-Based Compensation

On April 26, 2019, based on the approval of the shareholders, the Company granted stock options to its directors and executive officers to acquire 116,300 shares of common stock. Those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2019 was ¥2,281.
On May 2, 2018, based on the approval of the shareholders, the Company granted stock options to its directors and executive officers to acquire 74,000 shares of common stock.
T
he Holder
s
shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2018 was ¥2,948.
On May 1, 2011, based on the approval of the shareholders, the Company granted stock options to its directors, executive officers and certain employees to acquire 912,000 shares of common stock. These option awards vest after two years of continued service beginning on the grant date and have a four year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2011 was ¥
772
.
1
4
1

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

The compensation cost recognized for these stock options for the years ended December 31, 2019 was ¥265 million and 2018 was ¥218 million and 2017 was nil, and it is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of the option award was estimated on the date of grant using the Black-Sholes option pricing model that incorporates the assumptions presented below:

	Year ended December 31, 2019	Year ended December 31, 201 8
Expected term of option (in years)	6.0	6.0
Expected volatility	19.97%	23.02%
Dividend yield	5.05%	4.14%
Risk-free interest rate	(0.16%)	(0.07%)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2019, 2018 and 2017 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2017	603,000	3,990	0.2	—
Forfeited/Expired	(603,000)	3,990

Outstanding at December 31, 2017	—	—		—
Granted	74,000	1

Outstanding at December 31, 2018	74,000	1	29.3	222
Granted	116,300	1
Exercised	(4,500)	1

Outstanding at December 31, 2019	185,800	1	29.0	555

Exercisable at December 31, 2019	185,800	1	29.0	555

The total fair value
s
of shares vested during the years ended December 31, 2019
and 2018 were
 ¥265 million

and

¥218 million
, respectivel
y
,
 and 2017 was
nil
. Cash received from the exercise of stock options for the
year ended December 31, 2019 was not significant, and
for the
years ended December 31,

2018 and 2017 was
nil
.

14
2

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 6 .	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Basic n et income attributable to Canon Inc.	125,105	252,755	241,923
Diluted net income attributable to C anon Inc.	125,103	252,755	241,923

	(Number of shares)
Average common shares outstanding	1,069,956,767	1,079,753,008	1,085,439,370
Effect of dilutive securities:
Stock options	158,173	49,319	–

Diluted common shares outstanding	1,070,114,940	1,079,802,327	1,085,439,370

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	116.93	234.09	222.88
Diluted	116.91	234.08	222.88

The computation of diluted net income attributable to Canon Inc. shareholders per share for the year ended December 31, 2017 excludes outstanding stock options because the effect would be anti-dilutive.
1 7 .	Derivatives and Hedging Activities

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

1
4
3

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
1 7 .	Derivatives and Hedging Activities (continued)

Cash flow hedge
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2019 are expected to be recognized in net sales over the next twelve months. After the adoption of ASU No.
 2017-12
from the quarter beginning January 1, 2019, Canon includes the time value component in the assessment of hedge effectiveness, which had been previously excluded. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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
Contract amounts of foreign exchange contracts at December 31, 2019 and 2018 are set forth below:

	December 31
	2019	2018
	(Millions of yen)
To sell foreign currencies	180,242	230,505
To buy foreign currencies	32,618	30,816

Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2019 and 2018.
Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2019	2018
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	34	521
Liabilities:
Foreign exchange contracts	Other current liabilities	828	323

1
4
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets (continued)
Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2019	2018
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	317	2,622
Liabilities:
Foreign exchange contracts	Other current liabilities	1,745	443

Effect of derivative instruments in the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2019, 2018 and 2017.
Derivatives in cash flow hedging relationships

	Year ended December 31
	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
	(Millions of yen)
2019:
Foreign exchange contracts	(2,180)	Net sales	(661)

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2018:
Foreign exchange contracts	(586)	Other, net	(1,341)	Other, net	(682)
2017:
Foreign exchange contracts	(2,080)	Other, net	(5,772)	Other, net	(332)

Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2019	2018	2017
		(Millions of yen)
Foreign exchange contracts	Other, net	805	5,284	(7,932)

14
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
18.	Lessee Accounting

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

Year ended December 31, 2019
(Millions of yen)
Operating lease cost	43,236
Short-term lease cost	14,374
Other lease cost	168

57,778

Operating lease cashflow
Supplemental cash flow information is as follows.

Year ended December 31, 2019
(Millions of yen)
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	41,368

Noncash activity – Rights of use assets obtained in exchange for lease liabilities
Operating leases	33,939

Maturity Analysis
The following is a schedule by year of the future minimum lease payments under operating leases at December 31, 2019.

( Millions of yen )
Year ending December 31:
2020	34,317
2021	26,094
2022	18,924
2023	13,950
2024	10,280
Thereafter	19,108
Total future minimum lease payments	122,673
Less Imputed Interest	(7,101)
115,572

Remaining lease term and discount rate
The following is remaining lease term and discount rate under operating leases at December 31, 2019.

December 31, 2019
Weighted-average remaining lease term	62 months

Weighted-average discount rate	2.2%

14
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
19.	Commitments and Contingent Liabilities

Commitments
At December 31, 2019, commitments outstanding for the purchase of property, plant and equipment approximated ¥
36,241
 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥
112,831
 million.
Guarantees
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration
made under such arrangements aggregated ¥
11,778
 million and ¥
12,728
 million at December 31, 2019 and 2018, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.
Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are
1
year to
15
years in case of employees with housing loans, and
1
year to
5
years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥
2,987
 million at December 31, 2019. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2019 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and the changes for the years ended December 31, 2019 and 2018 are summarized as follows:

	Years ended December 31
	2019	2018
	(Millions of yen)
Balance at beginning of year	17,318	17,452
Additions	15,945	18,870
Utilization	(14,488)	(14,707)
Other	(2,929)	(4,297)

Balance at end of year	15,846	17,318

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

Legal proceedings (continued)
Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, and cash flows.

20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2019 and 2018 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 21, and Note 17, respectively.

	December 31
	2019		2018
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	(354,444)	(354,444)	(364,602)	(364,570)

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
Concentrations of credit risk
At December 31, 2019 and 2018, one customer accounted for approximately
10
% and
12
% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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

14
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
21.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2019 and 2018.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	506	—	506
Investments:
Fund trusts and others	489	241	—	730
Equity securities	16,740	—	—	16,740
Prepaid expenses and other current assets:
Derivatives	—	351	—	351

Total assets	17,229	1,098	—	18,327

Liabilities:
Other current liabilities:
Derivatives	—	2,573	—	2,573

Total liabilities	—	2,573	—	2,573

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	70,500	—	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	630	—	—	630
Investments:
Fund trusts and others	630	408	—	1,038
Equity securities	13,787	—	—	13,787
Prepaid expenses and other current assets:
Derivatives	—	3,143	—	3,143
Total assets	15,047	74,051	—	89,098
Liabilities:
Other current liabilities:
Derivatives	—	766	—	766
Total liabilities	—	766	—	766

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

1
50

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
Assets and liabilities measured at fair value on a nonrecurring basis
There were no significant
assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2019 and 2018.

22.	Segment Information

Canon operates its business in
four
segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from the
Imaging System Business Unit to

the
Industry and Others Business
Unit. Segment information for the year ended December 31, 2019 has reflected these changes. Prior period amounts also have been restated.
The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:
Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses / Compact photo printers /Inkjet printers / Large format inkjet printers / Commercial photo printers / Image scanners / Calculators

Medical System Business Unit:
Digital radiography systems / Diagnostic
X-ray
systems /
Computed tomography (CT) systems /
Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment/ Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment / Micromotors / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1.

15
1

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22.	Segment Information (continued)
Information about operating results and assets for each segment as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:
Net sales:
External customers	1,699,653	806,425	437,456	648,165	1,600	3,593,299
Intersegment	2,942	989	1,069	89,780	(94,780)	—

Total	1,702,595	807,414	438,525	737,945	(93,180)	3,593,299
Operating cost and expenses *	1,533,688	759,247	411,781	722,464	(8,548)	3,418,632

Operating profit	168,907	48,167	26,744	15,481	(84,632)	174,667
Other income (deductions)	5,390	1,499	539	82	13,563	21,073

Income before income taxes	174,297	49,666	27,283	15,563	(71,069)	195,740

Total assets	863,381	313,141	273,525	424,911	2,893,393	4,768,351
Depreciation and amortization	58,373	35,805	11,760	41,420	89,969	237,327
Capital expenditures	51,623	24,016	7,074	33,515	95,000	211,228

2018:
Net sales:
External customers	1,804,002	969,660	437,305	740,970	—	3,951,937
Intersegment	3,299	775	273	101,971	(106,318)	—

Total	1,807,301	970,435	437,578	842,941	(106,318)	3,951,937
Operating cost and expenses	1,586,497	843,599	408,739	787,276	(17,126)	3,608,985

Operating profit	220,804	126,836	28,839	55,665	(89,192)	342,952
Other income (deductions)	8,383	4,179	640	2,181	4,557	19,940

Income before income taxes	229,187	131,015	29,479	57,846	(84,635)	362,892

Total assets	923,261	371,944	247,282	404,628	2,952,350	4,899,465
Depreciation and amortization	64,964	38,054	9,365	41,069	98,102	251,554
Capital expenditures	48,127	25,712	7,454	24,175	95,036	200,504

2017:
Net sales:
External customers	1,802,542	1,098,525	434,985	743,963	—	4,080,015
Intersegment	2,240	600	1,202	85,950	(89,992)	—

Total	1,804,782	1,099,125	436,187	829,913	(89,992)	4,080,015
Operating cost and expenses	1,615,521	922,838	414,246	791,947	13,858	3,758,410

Operating profit	189,261	176,287	21,941	37,966	(103,850)	321,605
Other income (deductions)	6,108	2,572	564	1,155	21,880	32,279

Income before income taxes	195,369	178,859	22,505	39,121	(81,970)	353,884

Total assets	946,213	368,410	238,824	394,742	3,250,102	5,198,291
Depreciation and amortization	72,346	39,694	5,212	41,737	102,892	261,881
Impairment losses on goodwill	21,721	—	—	12,191	—	33,912
Capital expenditures	46,769	27,220	8,963	17,908	80,529	181,389
15
2

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22.	Segment Information (continued)
*
During 2019, the Company implemented a restructuring plan centered in Europe with the goal of reorganizing sales structure and improving profitability mainly in the
Office Business Unit. The employee severance charges in
the
Office Business Unit under the plan for the year ended December 31, 2019 were ¥15,621 million and most of the charges are included in selling, general and administrative expenses in the consolidated statement of income. The balance of the related employee severance liability as of December 31, 2019 is
 ¥10,225 million. The restructuring charges for the years ended December 31, 2018 and 2017 were not significant.

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
Information about sales by product to external customers for each segment for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Years ended December 31
	2019	2018	2017
	(Millions of yen)
Office
Monochrome copiers	261,964	280,035	287,823
Color copiers	382,845	403,522	405,576
Printers	624,601	702,378	702,491
Others	430,243	418,067	406,652

Total	1,699,653	1,804,002	1,802,542
Imaging System
Cameras	466,306	594,567	702,598
Inkjet printers	285,821	318,382	333,721
Others	54,298	56,711	62,206

Total	806,425	969,660	1,098,525
Medical System
Diagnostic equipment	437,456	437,305	434,985

Industry and Others
Lithography equipment	157,160	199,722	193,113
Others	491,005	541,248	550,850
Total	648,165	740,970	743,963
Corporate	1,600	—	—
Consolidated	3,593,299	3,951,937	4,080,015

15
3

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
22.	Segment Information (continued)

Information by major geographic area as of and for the years ended December

31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
	(Millions of yen)
Net sales:
Japan	872,534	869,577	884,828
Americas	1,029,078	1,076,402	1,107,515
Europe	882,480	1,015,428	1,028,415
Asia and Oceania	809,207	990,530	1,059,257

Total	3,593,299	3,951,937	4,080,015

Long-lived assets:
Japan	1,053,074	1,046,065	1,081,522
Americas	148,669	129,989	141,937
Europe	191,050	169,357	174,889
Asia and Oceania	159,217	136,602	149,244

Total	1,552,010	1,482,013	1,547,592

Net sales are attributed to areas based on the location where the product is shipped and the service is performed to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥
958,442
 million, ¥
995,245
 million and ¥
1,022,305
 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Long-lived
assets represent property, plant and
equipment, intangible assets, and operating lease

right-of-use
 assets for each geographic area.
23.	Subsequent Event s

On January 17, 2020, Canon borrowed ¥100,000
million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. Additionally, on March 19, 2020, Canon borrowed ¥50,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.
On February 25, 2020, the Board of Directors of the Company approved and implemented a plan to repurchase up to 19.2 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from February 26, 2020 to May 27, 2020. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between February 26, 2020 and March 6, 2020 under the aforementioned plan was 18,093,400 shares at a cost of ¥50,000 million.

15
4

Canon Inc. and Subsidiaries
Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2019:
Allowance for doubtful receivables
Trade receivables	11,477	1,840	(2,189)	(769)	10,359
Finance receivables	2,675	1,495	(1,653)	110	2,627
Year ended December 31, 2018:
Allowance for doubtful receivables
Trade receivables	13,378	1,347	(2,789)	(459)	11,477
Finance receivables	2,681	938	(1,284)	340	2,675
Year ended December 31, 2017:
Allowance for doubtful receivables
Trade receivables	11,075	3,574	(1,787)	516	13,378
Finance receivables	2,325	1,436	(1,523)	443	2,681

15
5

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2.1	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

2.2	Description of our Common Stock incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

2.3	Description of our American Depositary Shares represented by American Depositary Receipts (“ADRs”)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

15	Letter of Ernst & Young ShinNihon LLC to the SEC pursuant to Item 16F of Form 20-F

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended December 31, 2019, has been formatted in Inline XBRL

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
Date March 27, 2020
157