Form 20-F
period 2020-12-31
CANON INC
filed 2021-03-30
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
3-chome
,
Ohta-ku,
Tokyo
146-8501,
Japan
(Address of principal executive offices)
Sachiho Tanino,
+81-3-3758-2111,
+81-3-5482-9680,
30-2,
Shimomaruko
3-chome
,
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
As of December 31, 2020, 1,045,773,645 shares of common stock, including 16,536,936 ADSs, were outstanding.
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
(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2020 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 5, 2021, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥ 108.24= U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “2020” refers to the Company’s fiscal year ended December 31, 2020, and other fiscal years of the Company are referred to in a corresponding manner.
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

Selected financial data *1*3*4:	2020	2019	2018	2017	2016
	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,160,243	¥3,593,299	¥3,951,937	¥4,080,015	¥3,401,487
Operating profit	110,547	174,420	342,452	322,211	216,338
Income before income taxes	130,280	195,493	362,392	354,490	244,564
Net income attributable to Canon Inc.	83,318	124,964	252,441	242,081	150,334
Advertising expenses	31,273	46,665	58,729	61,207	58,707
Research and development expenses	272,312	298,503	315,842	333,371	306,537
Depreciation of property, plant and equipment	162,733	170,418	175,771	189,712	199,133
Increase in property, plant and equipment	132,302	178,088	159,316	147,542	171,597
Long-term debt, excluding current installments	4,834	357,340	361,962	493,238	611,289
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,575,031	2,685,496	2,820,644	2,863,986	2,776,327
Total assets	4,625,614	4,771,918	4,902,955	5,201,626	5,142,279

Average number of common shares in thousands	1,049,802	1,069,957	1,079,753	1,085,439	1,092,071

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥79.37	¥116.79	¥233.80	¥223.03	¥137.66
Diluted	79.35	116.77	233.78	223.03	137.66
Cash dividends declared	80.00	160.00	160.00	160.00	150.00
Cash dividends declared (U.S.$)*2	$0.745	$1.514	$1.440	$1.483	$1.393
Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.

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

3.
Canon adopted ASU
No. 2017-07
from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification from cost of sales, and selling, general and administrative expenses, and research and development expenses into other income (deductions) for the years ended December 31, 2017 and 2016 respectively.

4.
Certain figures for the fiscal years ended December 31, 2019, 2018, 2017 and 2016 presented in the table above have been revised from the versions previously disclosed. The effect on the consolidated financial statements was immaterial, respectively. For further details regarding the circumstances of the revision, please refer to Note 1 (y) of the Notes to Consolidated Financial Statements.

B. Capitalization and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk factors
Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), plain paper copying machines, laser printers, cameras, inkjet printers, diagnostic equipment and lithography equipment.
Primarily due to the nature of the business and geographic areas in which Canon operates and the highly competitive nature of the industries to which it belongs, Canon is subject to a variety of risks and uncertainties, including, but not limited to, the following:
Risks Specific to Canon’s Industries and Business Operations
Changes in the print environment may affect Canon’s business.
In the business machines market for such products as office MFDs and printers, customers are increasingly looking for ways to cut costs while protecting the environment. In addition, the digitalization of workflow in office and the increasing popularity of remote work could also lead to a decrease in customer print opportunities.
In line with these trends, Canon believes that products and services with enhanced cloud connectivity and security, as well as advanced functions that contribute to the efficiency of office operations, will attract strong demand. In the field of commercial printing, Canon anticipates growth in the medium to long term due to a changeover from analog printing to digital printing and growing needs for high-mix,
low-volume
printing, and is striving to capture demand by focusing on the graphic arts and packaging fields. While Canon has been taking initiatives to analyze market information and respond to these market changes in the print environment by tailoring its new product and service offerings, if Canon is unable to develop and provide products and services that are responsive to the evolving needs of consumers, its operating results may be adversely affected.
Canon’s digital camera business operates in a highly competitive environment.
As the photographic capabilities of other digital devices, including smartphones, have improved significantly, consumer preferences for taking photographs have also changed and diversified. As a result, the digital camera market is shrinking, with competition intensifying in price and performance. Under these circumstances, one of Canon’s strategies is developing higher performance digital cameras with further differentiation from smartphones, and further strengthening its product capabilities focusing on models for professional and high-end
users. Canon is also developing new categories of cameras in order to attract new users who demand ease of use and taking photographs in a variety of occasions.

Although Canon has been taking initiatives to analyze market information and respond to the market changes, if Canon fails to introduce new products that maintain a competitive advantage over competitors, or fails to provide new services that match changes in consumer tastes, Canon’s position will decline in relative terms, and as a result, its operating results may be adversely affected.
Canon may not be able to adequately anticipate developments related to its medical device business, including changes to the market environment and developments related to medical device approvals, certifications and health insurance coverage.
Regarding the market for Canon’s medical equipment sold to medical institutions, mainly in the area of diagnostic imaging, it takes a long time to design, research, develop and commercialize products, because it is necessary to prove the clinical effectiveness of new technologies and new products, and obtain regulatory approvals and certifications prior to sale in individual countries and regions. The global market for medical devices is expanding due to developing medical infrastructure in emerging countries and regions, but in developed countries and regions issues such as aging populations, rising health insurance costs and pressure to cut medical device costs may adversely affect Canon’s medical device business.
Canon invests in research and development of new medical device technologies based on detailed analysis of the potential technical and business prospects for such technologies. Although Canon has been taking initiatives to analyze market information and respond to the market changes and despite these investments, Canon may become less competitive if it cannot anticipate whether new technologies will have the expected clinical effects or developments in the market or regulatory environment for such technologies. Canon may need to significantly modify its business plans in response to these challenges and it may not be able to generate the expected returns on its investments in research and development of medical devices.
Because the semiconductor lithography equipment and flat-panel-display (“FPD”) industry is highly cyclical, Canon may be adversely affected by any downturn in demand for semiconductor devices, FPD panels and organic light-emitting diode (“OLED”) panels.
The semiconductor lithography equipment and FPD lithography equipment industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment, FPD lithography equipment and OLED vapor deposition equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash flow from sales to fall below the level necessary to offset Canon’s expenditures, including those arising from research and development, and could consequently have a material adverse effect on Canon’s operating results and financial condition.
Under these circumstances, Canon is working to stabilize its earnings base by continuously improving the performance of its equipment and enhancing its ability to respond to customer needs, thereby aiming to capture a broader scope of demand, diversifying customer base and applications, and developing products to improve the balance in sales regions across the globe. In addition, Canon is taking measures to minimize the impact of fluctuations in market demand by transforming existing manufacturing facilities and building a group-wide system of flexible staff reshuffling, and investing in its own production facilities with the assumptions of significant fluctuations in demand.
Although Canon has been taking initiatives to analyze market information and respond to the market changes, Canon’s operating results and financial position could be adversely affected if Canon fails to meet its customer needs by having different assumptions of the market trend.

Canon’s business is subject to changes in the sales environment.
Situations such as disruptions of relationships between Canon and its original equipment manufacturing (“OEM”) partner, HP Inc., or between Canon and the major distributors of Canon products or acquisitions of those distributors by competitors could adversely affect Canon’s ability to meet its sales targets. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These, and other changes in Canon’s sales environment, could adversely affect Canon’s operating results.
In addition, Canon depends on HP Inc. for a significant part of its business and has had a strong relationship with HP Inc. as an OEM partner. However, Canon’s business and operating results may be affected by the policies, business and operating results of HP Inc. Any decision by HP Inc. management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.
Canon has built close relationships with the major distributors of Canon products but Canon’s business and operating results may be affected by the policies, business and operating results of those partners. Any decision by the senior management team of such partners to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.
In addition to the traditional approach of selling its goods, Canon has been focusing on online sales of its products by making use of a variety of its sales channels amid the sharp growth of online sales platforms across the world. Nevertheless, Canon’s operating results may be adversely affected should the business conditions change dramatically than expected.
Other Risks Related to Canon’s Industries and Business Operations
Canon’s cooperation and alliances with, strategic investments in, and acquisitions of, third parties may not produce the anticipated improvements to its financial results.
Canon makes strategic acquisitions of other companies for the purpose of business expansion and Canon is also engaged in alliances, joint ventures, and strategic investments with other companies. Canon targets corporate acquisitions, business alliances and strategic investments in areas where Canon has a strong affinity with, based on the technologies it possesses and the businesses it excels in. In particular, it focuses its investments on blue chip companies with strong management teams. These activities can help Canon to grow its business. However, weak business trends or disappointing performance by partners or acquired companies may adversely affect the success of such activities. The success of such activities may be adversely affected by the inability of Canon and its partners or acquired companies to successfully define and reach common objectives. Even if Canon and its partners or acquired companies succeed in designing a structure that allows for the definition and achievement of common objectives, synergies may not be created between the businesses of Canon and its partners or acquired companies. In addition, integration of operations may take more time than expected. In connection with its acquisitions, Canon recognizes goodwill and other intangible fixed assets on its consolidated balance sheet, and the amounts recognized may be impaired if there is a decline of future cash flow. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return on, or reduced recoverability of, the investment, adversely affecting Canon’s operating results and financial position.
A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to unfavorable political, diplomatic or economic conditions, sharp fluctuations in foreign currency exchange rates and unexpected political, legal or regulatory change.
Canon’s business activities are deployed globally so overseas business activities are primarily exposed to the risk of unfavorable political, diplomatic or economic conditions, sharp fluctuations in foreign currency exchange rates and unexpected political, legal or regulatory changes.
Declines in consumption and restrained investment due to an economic downturn in major markets such as Japan, the United States, Europe, Asia and others may affect Canon’s operating results. The operating results for products such as office, diagnostic equipment and industrial equipment are affected by the financial results of its corporate customers or medical institutions, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Rapid price declines owing to intensifying competition and declines in levels of consumer spending and corporate investment could adversely affect Canon’s operating results and financial position.
Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies have been and may continue to be adversely affected by the strength of the yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will generally be favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency transactions have fluctuated and may continue to fluctuate. Unpredictable fluctuations may have certain effects on Canon’s consolidated financial statements. Although Canon strives to mitigate the effects of foreign currency fluctuations arising from its international business activities, including by executing currency hedge transactions through short-term forward exchange contracts and by reflecting exchange rate movements in its product pricing, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign subsidiaries and affiliates, which are denominated in various foreign currencies.
In addition, there are various political, diplomatic or economic issues in countries and regions around the world, and there is a risk that Canon will face unexpected political, legal or regulatory changes.
With regard to the occurrence of unfavorable political, diplomatic or economic conditions, Canon strives to monitor local conditions through daily communication with its subsidiaries and by collecting information through regular business hearings to its business strategies and forecasts of financial results. If demand is expected to decline in a specific market or globally, Canon adjusts its production in accordance with the production and supply system.
Canon has focused on strengthening its measures for international environmental regulations and changes in international and domestic tax regulations with respect to unexpected political, legal or regulatory changes. Regulations such as fair competition, anti-corruption, protection of personal information, security trade control and others including regulations related to the environment are carefully monitored and complied with based on the control of each department in charge.
Any inability to manage the risks inherent in Canon’s international activities could adversely affect its business and operating results.
Canon’s business could be adversely affected by disruption in the supply chain.
Canon’s main business is to develop products, purchase raw materials and parts, manufacture products, and sell them worldwide. In its business activities, Canon strives to build an optimal supply chain for the entire chain of activities, from the purchase of raw materials to production and sales. In particular, Canon has striven to build optimal production systems and improve the quality of its products, including by building an efficient production system using automation and robotization technology, promoting in-house
production of key parts, controlling the degree of external dependence, and reducing manufacturing costs to increase our resistance to rising raw material prices and supply shortages. Canon has also established a department dedicated to quality control and has worked with external suppliers to improve quality and ensure stable procurement of raw materials and parts, and established a department to manage the logistics of the entire Group, in order to increase efficiency, reduce logistics costs and quickly respond to problems when they arise. Further, Canon enters insurance policies to cover damages incurred by accidents. Nevertheless, despite these efforts, there can be no assurance that Canon will be able to prevent or mitigate adverse effects on its supply chain, and there is a possibility that a shortage of raw materials and parts supply, quality problems, rising production costs, as well as stagnation in distribution, accidents of transportation and damages triggered by other factors in the production and sales of products may have an adverse effect on Canon’s operating results.
Canon relies on specific external suppliers for critical parts and materials to be used in products that meet Canon’s strict quality, efficiency and environmental standards. Canon’s business performance may be adversely affected by suspension of production activities or higher production costs in the event of any unforeseen circumstances affecting suppliers of parts and materials used across Canon’s product lineup, or in the event of a quality problem, insufficient supply, or sharp price increases affecting such parts and materials.
Canon’s ability to supply products to countries and regions around the world depends on the effectiveness of its logistics services. However, if any trouble occurs in the computerized logistics system, if problems such as regional disputes occur, or if labor disputes such as strikes by port workers occur, or if the losses arising from accidents when transporting expensive products are not compensated by insurance, or if products cannot be replaced and delivered to the customers, there are possibilities that increased logistics costs or delays in deliveries may result in lost sales opportunities and credibility with its customers.
Canon’s facilities, information systems and information security systems are subject to damage as a result of natural disasters and infectious diseases.
Canon’s headquarters building, information systems and major facilities of research and development centers are located in the Tokyo region, and earthquakes occur more frequently in Japan than in other parts of the world, making Japan an area that is vulnerable to the damage caused by such natural disasters. Canon’s facilities and offices in the areas of research and development, procurement, production, logistics, sales and services are located throughout the world, and there are risks of disruptions due to the stoppage of infrastructure in the wake of natural disasters such as earthquakes and floods, as well as terrorist attacks. Such factors may adversely affect Canon’s operations, incur cost related to physical and human damage, and lower the value of Canon brand.
Although Canon has continuously implemented risk management activities led by the relevant departments of the head office, there can be no assurance that Canon will be able to prevent or mitigate the effect of any disruptive events or developments. In preparation for the worst-case scenario, such as plant shutdowns, Canon has established the backup system for concurrent production of similar models at multiple sites which may not be adequate to mitigate the relevant risks. In order to quickly restore operations in the event of a shutdown, Canon has identified the initial actions to be taken, roles and responsibilities of the departments involved, and established the structure to communicate among departments in the event of an emergency. In addition, Canon has the backup structure for core systems used in R&D, procurement, production, logistics, sales and services in case of information systems failure. Nonetheless, there can be no assurance that Canon will be able to prevent or mitigate the effect of any disruptive events or developments.
In addition, the global infection of the novel coronavirus disease (“COVID
-19”)
has had a negative effect on Canon’s operating results and financial conditions. Initially, the pandemic disrupted supply chains around the world including the production activities of Canon. Canon took measures to temporarily halt operations at some of its plants and cut production. Sales are also greatly affected by the impact of closures of offices and retail outlets, overseas travel restrictions and shortage of international freight transport capacity which have resulted from the restrictions to economic activities such as the emergency declaration in Japan, lockdowns and travel restrictions across the globe. Canon has developed a task force to focus on preventing infection and have implemented such measures to cancel internal and external major events as well as promote staggered commuting and remote work of its employees. Canon has also made the efforts to adapt to the changes of the environment and recover production and sales activities around the world.
The time frame to contain
COVID-19
remains uncertain. If the transmission further expands and prolongs, it could lead to a slowdown of the world economy and the business of Canon, a slowdown in the business of Canon’s customers, suppliers and partners and lower investment sentiment for those parties. Further, requests by governments to restrict Canon’s business amid the pandemic may occur.
COVID-19
may have other effects on Canon’s businesses. For example, print volume of office MFDs may not recover to the expectations of Canon in view of the increasing popularity of remote work since
COVID-19.
Also, installation of industrial equipment may turn out to be slower than expected by Canon, due to slower recovery in business investment. All of these cases may have an adverse effect on Canon’s financial position and operating results.
Canon must continue to attract and retain highly qualified professionals.
Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain qualified personnel in the area of R&D, production, sales and management. The competition to acquire human resources in the high-tech industries in which Canon operates has intensified in recent years. Moreover, owing to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product research and development requirements will increase.
Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Canon’s business. However, it is difficult to secure the requisite expertise for specialized skill areas, such as lens processing, in a short time period. Canon strives to create a work environment in which each and every employee is highly motivated and can fully demonstrate his or her abilities by making the most of his or her individuality and sense of value in order to provide an attractive workplace for capable employees. In particular, when conducting business activities globally, Canon ensures thorough compliance with labor-related laws and regulations in each country and region, respect human rights, support the improvement of employees’ abilities through the development of various training systems, and strengthen the development of human resources who can show leadership internationally. Canon is systematically training successors for certain skills.
However, failure by Canon to recruit and train qualified personnel or the loss of key employees could delay R&D or slow production and could increase the risks of outflow of technologies and skills, and inappropriate knowledge transfers. These factors may adversely affect Canon’s business and operating results.
Canon’s business is subject to environmental laws and regulations.
Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as mitigation of climate change, resource conservation including product recycling, reduction of hazardous substances, clean air, clean water and waste disposal. Although Canon is making group-wide efforts to respond to climate change through a variety of measures, including energy-saving activities and the development of energy-saving products, advanced resource recycling. strict management of chemical substances through sustainable procurement, reduction of chemical substances used in production processes and emission control, there can be no assurance that such efforts will successfully achieve compliance, particularly as environmental laws and regulations continue to become more stringent globally. Due to the laws and regulations, including enforcement of new environmental regulations in Japan and other countries and regions or more active enforcement of existing laws and regulations, Canon may face liability for additional costs and damages. Such costs and damages could adversely affect Canon’s business and operating results.
Canon is subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.
Canon is subject to risks relating to information security and electronic data.
Canon stores and has access to confidential electronic data relating to manufacturing, research and development, procurement and production, as well as sensitive information obtained from its customers, parties who have connections with Canon and other individuals and parties. Such electronic data is used by Canon and third party managed systems and networks. Electronic data is also used in various products to provide information services.

There are some risks inherent in the use of electronic data, including vulnerability to hacking, computer viruses, and cyber attacks, service failures and leakage of personal information due to infrastructure issues and issues arising from damage caused by natural disasters. Although Canon has implemented the controls of software used in its operations and company-wide employee training for information security and cyber attacks, in addition to data access restrictions and security measures, and continues to make improvements so as to alleviate these risks, such events may occur despite its best efforts. In particular, cyber attacks have become increasingly sophisticated and complex, and are targeted anywhere around the world. Canon’s locations in Japan and overseas are exposed to these risks and if its infrastructure turns out to be technically vulnerable to such attacks, malicious access to Canon’s network by third party, stoppage of websites and online services or other incidents may occur.
The materialization of such risks could result in disruptions of Canon’s material operations, leakage of confidential data composed of both personal and business information and damage to the information service functions in products. The occurrence of any of these events may potentially cause Canon to be subject to claims from affected individuals and parties and may negatively affect Canon’s brand image, the credibility it has developed, and its operating results and financial conditions.
Other Risks
Canon may be adversely affected by fluctuations in the stock and bond markets.
Canon’s assets include investments in publicly traded securities. Canon does not hold shares for the purpose of receiving profits from fluctuations in stock prices or dividends, and holds shares as part of its alliance with companies outside the Group, only with respect to those that are deemed useful for strengthening the Group’s organizational structure because they are difficult to realize as management resources within the Group for medium- to long-term growth. As a result, volatility in financial markets and overall economic uncertainty create the risk that the actual amounts realized in the future on Canon’s investments could differ significantly from the fair values currently assigned to them.
Canon’s operating results and financial position may be negatively affected by price fluctuations in the stock and bond markets.
Canon may be subject to antitrust-related lawsuits, investigations or proceedings, which may adversely affect its operating results or reputation.
A portion of Canon’s net sales consists of sales of supplies and the provision of services after the initial equipment placement. The supplies and services have become more commoditized and there are many competitors in these markets. Canon’s success in maintaining these post-placement sales will depend on its ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors, Canon currently maintains a high market share in the market of supplies for office MFDs and printers. Accordingly, Canon may be subject to lawsuits, investigations or proceedings under relevant antitrust laws and regulations. Although Canon conducts risk management activities such as regular training for employees in the relevant departments under the leadership of the departments responsible at the Head Office, any such lawsuits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.
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
Canon has established a group-wide compliance system to ensure compliance with laws and regulations. However, if Canon fails to maintain its overall compliance regime, especially legal and regulatory compliance, or if Canon fails to take measures to any problems linked to its supply chain, this also could result in damage to Canon’s credibility and brand value.
If Canon does not effectively manage transitions in its products and services, its operating results may decline.
Many of the business areas in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features; frequent introduction of new products; short product life cycles; and continued qualitative improvements to current products at stable price levels. Canon has sought to invest substantial resources into introducing new products that are attractive, innovative and cost competitive. There are several risks inherent in the introduction of new products and services, such as delays in development or manufacturing, unsuitable product quality during the introductory period, variations in manufacturing costs, cannibalization of existing product sales, uncertainty in predicting customer demand and difficulty in effectively managing inventory levels. Moreover, if Canon is unable to respond quickly to technological innovations with respect to information systems and networks, Canon’s revenue may be significantly affected as a result of delays associated with the incorporation into its products of such new information technologies.
Canon’s revenues and gross margins also may suffer adverse effects because of the timing of product or service introductions by its competitors. In order to respond to the above risks, Canon has a system to promptly supply products that reflect the needs of the market. However, this risk is exacerbated when a competitor introduces a new product immediately prior to Canon’s introduction of a similar product. If any of these risks materialize, future demand for Canon’s products and services could be reduced, and its operating results could decline.
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
Because of the emphasis on product innovation in the markets for Canon’s products, many of which are subject to frequent technological innovations, patents and other intellectual property are an important competitive factor. In relation to protection of its technologies, Canon faces risks that: competitors will be able to develop similar technology independently; Canon’s pending patent applications may not be issued; the steps Canon takes to prevent misappropriation or infringement of its intellectual property may be unsuccessful; and intellectual property laws may not adequately protect Canon’s intellectual property, particularly in certain emerging markets. Canon has established a department specializing in intellectual property, relies primarily on internally developed technology, and seeks to protect such technology through a combination of patents, trademarks and other intellectual property rights.

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
In addition, recently, international corporate tax avoidance has developed into a political issue with a focus on aggressive tax planning strategies of certain multinational corporations. The Organisation for Economic
Co-operation
and Development (“OECD”), established the Base Erosion and Profit Shifting (“BEPS”) project for the purpose of increasing cooperation among countries and implementing harmonization of taxation. The BEPS action plan was published in July 2013; the OECD then conducted further study based on that plan and published its final report in October 2015. Each country has been revising or amending its domestic taxation system and tax treaties based on the final report. Canon has been reviewing the transfer pricing policy taking into consideration the details stated in the reports published by OECD and the developments of international digital taxation rules.
It is, however, possible that there will be differences in opinion between Canon and tax authorities which may adversely affect Canon’s operating results and financial condition.
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
In 2020, 2019, and 2018, Canon’s increases in property, plant and equipment were ¥132,302 million, ¥178,088 million and ¥159,316 million, respectively. In 2019, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
For 2021, Canon projects to invest in property, plant and equipment of approximately ¥160,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
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
Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2020, 74.5% of consolidated net sales were generated outside of Japan, with approximately 27.0%, 25.2% and 22.3% generated in the Americas, Europe and Asia and Oceania, respectively.
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
- Office Business Unit –
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
In 2020, Canon expanded its hardware offerings by providing “image RUNNER ADVANCE DX” with advanced scanning, security and cloud based features. Canon is also providing a software named “uniFLOW” Online which enabled the new “image RUNNER ADVANCE DX” to connect to cloud services. Canon expanded our Multi-Function Printer (“MFP”) capability by using the new software solution technology.
To maintain and enhance its competitive edge and to meet increasingly sophisticated customer demands, Canon is committed to the continued reinforcement of Canon’s hardware and software offerings and solutions capability.
As for laser printers, Canon has focused on expanding sales of high value-added products from mid to high-end
class, especially for MFP, however, it was affected due to low office print usage driven by COVID-19. Meanwhile, demand for low-mid
class of printers are recovering with work/learn-from-home needs. Canon is experiencing fierce competition from aggressive competitors in the laser printer market and an eventual decline in sales prices of printers and consumable cartridges is becoming a major threat, in addition to concerns over lagging growth of the entire market affected by decrease in demand for printing, which is caused by change in users’ printing behavior due to the prevalence of smartphones, cloud computing, etc.
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
- Imaging System Business Unit –
Canon manufactures and markets digital cameras, as well as lenses and various related accessories.
In interchangeable lens digital cameras, Canon launched two new full-size
mirrorless cameras, “EOS R5” and “EOS R6” at the same time in the 3rd quarter. The movie function, AF performance, and image stabilization mechanism of these two models have received a great deal of attention, and sales have been strong immediately after the start of sales. In addition, Canon also released the “EOS Kiss M2”, the second-generation model of the entry-level mirrorless camera “EOS Kiss M”, which has been highly acclaimed by the market, in the fourth quarter, and has been working to further strengthen and expand the lineup of mirrorless cameras which is a growth area. As a result, Canon has steadily increased its market share in the field of mirrorless cameras, and maintained a leading market share in digital interchangeable-lens cameras in terms of volume in the major regions/countries, such as the United States, Europe, China and Japan.
Canon aims to expand the imaging domains of interchangeable lens digital cameras, and believes there remains considerable room for future growth through development of new products based on state-of-the-art
technology such as higher picture quality, small and lightweight body and versatile movie/network functions.
Canon has announced eight new RF lenses for full frame mirrorless cameras. Sales of RF lenses increased due to the synergistic effect with the EOS R series camera body. The large diameter mount and short back focus has allowed for a great increase in freedom of lens design, resulting in huge leaps in optical performance.
Canon aims to meet customer expectations through continuous introduction of high-quality and high-performance lenses developed with superior optical technology and new elemental technology.
As for compact digital cameras, while the overall market has been shrinking, Canon will continue to strengthen its premium lineup and strive to improve its profitability.
In the compact photo printer market, Canon has endeavored to promote sales by capturing sales for demand for printing at home even in the harsh environment of
COVID-19. With
its advantages, such as easy operation, portability, and
lab-quality
photo print, “SELPHY” has gained a strong market position in each region. In the second quarter, Canon launched the “SELPHY SQUARE QX10”, a mini photo printer which allows users to easily enjoy square format prints that are popular to Social Networking Service (“SNS”), and has been well received. Canon plans to tap new customer demand and to maintain its lead in this market.
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
For home use, Canon offers such printer solutions as “Canon PRINT Inkjet” to tighten the connection with cloud computing, smartphones and tablet PCs. Canon also offers more compact body, premium design, convenient front and rear dual paper feeder, and the function that enables connecting the smartphone to the printer by reading the QR code. Canon believes such enhancement of function and service will increase user-friendliness and satisfaction of users.
Canon has launched Refillable Ink Tank Printers that achieved high productivity and cost saving by featuring built-in
ink tanks for business use in emerging markets, and gradually expanded to developed countries.
As large-format inkjet printers must meet the advanced photo and graphic printing needs of professionals, Canon has a lineup of graphic products that cater to all customers, starting with the “imagePROGRAF
PRO-1000”,
which supports
A2-size
paper, to the
60-inch
flagship model, “imagePROGRAF
PRO-6100”
with improved functionality and productivity. The color reproduction and expressiveness of dark areas of these products are improved by using
12-color
“LUCIA Pro ink”, which features new pigment ink and Chroma Optimizer, and the new
“L-COA
PRO” image processing engine.

To meet companies’ growing demand for
low-cost
in-house
production of large formats such as Computer Aided Design (“CAD”) and posters, Canon newly developed the five-color pigment ink “LUCIA TD” that realizes high-quality image printing on normal paper and does not require special paper. For the CAD and posters market, Canon has a lineup of the “imagePROGRAF TX/TM” series that delivers high-speed printing, and the entry version “imagePROGRAF TA” series, with the best print quality and the quietness inherited from the advanced models.
Canon has maintained high share in the scanner market by achieving stable sales results with “CanoScan LiDE” series, the flatbed scanners which use Contact Image Sensor (“CIS”).
- Medical System Business Unit –
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
Canon continues to support all the medical professionals and other concerned parties that are striving to control the
COVID-19
pandemic by offering total solutions for its diagnosis.
For example, Canon started the clinical evaluation on the effectiveness of the CT image analysis technology for diffuse pulmonary diseases, developed under the joint research with Fujita Health University (Toyoake City, Aichi Prefecture, Japan), which helps improve the diagnosis of novel coronavirus pneumonia. Canon also developed and will commercialize the first mobile Medical Container CT in Japan, equipped with measures against infectious diseases.
In addition, Canon started selling the new coronavirus antigen qualitative test kit “Rapiim
SARS-CoV-2-N”,
developed under the joint research with Yokohama City University (Yokohama City, Kanagawa Prefecture, Japan).
By combining an antibody with high specificity for
SARS-CoV-2
developed by Yokohama City University and Rapiim’s highly sensitive detection technology platform developed by Canon, it can accurately detect
SARS-CoV-2
without cross-reacting with other viruses such as influenza A and B, and is also capable of detecting a small amount of viral antigen of about 6.64 pg / mL in just 15 minutes. A large amount of virus can be detected in 4 minutes.
In the CT systems business, the mainstay of medical business units, Canon kept top share in the Japanese market. New products Canon launched so far continued to enhance its presence, such as “Aquilion Lightning / Helios I Edition” in 80/160 slices with a reconstruction technology that eliminates noise from images utilizing deep learning technology, and “Aquilion Exceed LB” (80 multi-slice CT) with wide-bore.
Canon equipped its
high-end
3T MRI named “Vantage Centurian” with Advanced intelligent
Clear-IQ
Engine (“AiCE”), first on MRI last year. This year, we expanded our MRI line-up
with “AiCE” to models such as “Vantage Orian / S Grade” and “Vantage Gracian”.
By incorporating various strengths (such as precision mechanical design, processing technology, sensor technology, and image processing technology) and advancing synergy with Canon’s group technology among the development, manufacturing, and servicing of Canon’s medical equipment products, Canon continues to provide products with high added value that further contribute to the healthcare field.

In the component business, both the expanding demand in emerging markets and the demand to transition from Computed Radiography (“CR”) to Digital Radiography (“DR”) continue to drive steady market growth for
X-ray
equipment. On the other hand, technological competition with component manufacturers in Europe and the USA has been increasing for high-end
products, and price competition with manufacturers in China and South Korea has been increasing for the low-end
product segment where products are becoming commoditized. Under these market circumstances, Canon launched a new standard model with enhanced price competitiveness for some regions, and plans to make it available in other regions soon. In the dynamic
X-ray
equipment market, where high growth is expected, Canon is continuing its strong efforts to promote sales of fluoroscopy and angiography systems. With regard to our
X-ray
tube units,
X-ray
imaging devices, etc., Canon has developed competitive products for this business based on its highly reliable core technologies (high-voltage vacuum technology, hydrodynamic liquid metal bearing technology, cesium iodide deposition technology, etc.), which have contributed to strong sales. With regard to professional cameras which are mainly for medical equipment, Canon retains high competitiveness, due to its agile product development and quick adaptation to the market needs for camera miniaturization and better image quality.
In the ophthalmic equipment business, Canon continues to upgrade its Optical Coherence Tomography (“OCT”) Angiography software series which enables depiction of retinal blood vessels without using fluorescein, under stiffer competition in the growing OCT market.
- Industry and Others Business Unit—
In the semiconductor lithography equipment market, although uncertainty in the timing of economic recovery from
COVID-19
and the intensification of trade friction between U.S. and China had caused concerns primarily related to capital expenditure, such matter resulted to only have minor impacts. Capital expenditures on lithography equipment for memory devices and sensors remained solid, and those for Complementary Metal-Oxide-Semiconductor field-effect transistor (“CMOS”) sensors, communication devices, and other products were also strong based on progress in IoT and 5G technologies. In the back-end
lithography systems market, demand for higher integration and thinner semiconductor chips increased, leading to increased capital expenditures for higher memory capacity using Through-Silicon Via (“TSV”) technology and wafer-level packaging.
Responding to diversified semiconductor applications, Canon has established
“design-in”
business style, which enables customer needs to be reflected in the early stage of our product development process. As a result of its steady progress in developing value added products, Canon offers a wide variety of products for IoT devices and automotive semiconductors, which are rapidly becoming more widespread. As for memory productions, Canon is ready to expand its market share further by KrF scanner
“FPA-6300ES6a”
which realized the highest level of productivity and overlay, and by continuous upgrades of i-line stepper
“FPA-5550iZ2”.
For
back-end
lithography system lineup, Canon has introduced
“FPA-8000iW”,
which offers both high resolution and compatibility with large square substrates. It meets the high productivity needs of PLP (Panel Level Packaging) which uses organic substrates to realize low power consumption for data center use Central Processing Units (“CPU”) and Graphics Processing Units (“GPU”). Canon is also preparing for the mass production of Nanoimprint semiconductor lithography equipment.
In the FPD lithography equipment market, delays in equipment installation were unavoidable as restrictions of traveling to China, where major panel manufacturers are located, have been enforced due to
COVID-19.
However, investing motivation towards FPD lithography equipment remains at a high level due to the needs in large-sized
TVs and accelerated OLED applications, such as foldable displays. With the spread of flat-panel TVs, the TV market is expected to experience a transition to high-quality TVs represented by large-sized,
4K/8K high-definition panels and OLED displays. Canon meets market needs with its “MPAsp-H1003T” compatible with G8 substrates that achieve high productivity by exposing high-quality 65 inch panel. Also, in order to meet the demand for higher definition, which is indispensable for next generation display manufacturing, Canon will add “MPAsp-E 903T” for small and medium-size
panels productions to our lineup. Canon will expand market share by continuingly meeting various panel production needs.

Solutions that combine network cameras and video analytics software are expanding beyond security applications as part of social infrastructure, and the market is expanding commensurate with the growth of cloud businesses. Canon’s solution offerings, which combines its lineup of network cameras capable of meeting diverse customer needs and video analytics software utilizing AI are steadily gaining ground as it expands its domestic and overseas channels. This year, the social needs for grasping the congestion situation increased rapidly due to
COVID-19.
In this context, the Canon Group quickly made proposals to the market for solutions that combine people count, crowd count, passer-by
count, and the silhouetting of moving objects so that the situation can be monitored remotely and in real time.
Going forward, Canon continues to aim to be the global leader in network visual solutions by strengthening cooperation among the Canon Group companies, including Axis, Milestone and BriefCam accelerating the integration of technologies, and providing optimal solutions.
In the medium to long term, demand for sports relay broadcasting in developed countries and demand for 4K transmission in emerging countries are expected to remain strong, but the market for broadcast lenses has been temporarily stagnant due to the postponement of large-scale events caused by
COVID-19.
Among these, Canon will stimulate demand by launching the portable zoom lens “CJ20eX5B”, which is ideal for sports broadcasts and various program production locations, and will respond to the diverse needs of production sites by further expanding the lineup of 4K broadcasting lenses.
In the digital video camera market, Canon has responded to the diverse needs of production sites seeking high-definition video expression. In the digital cinema camera field, Canon strengthened and expanded its lineup with the launch of “EOS C 300 MKIII” and “EOS C 70”. In the field of 4K professional video cameras, demand for streaming video due to the
COVID-19
is rapidly increasing. Canon will continue to contribute to the development of video culture by responding to a wide range of professional needs in the field of video production by introducing products that reflect changes in market conditions.
As a new video solution, Canon developed and launched the Video Analysis software “Vision-based Navigation Software” using “Visual SLAM (Simultaneous Localization and Mapping) technology” that simultaneously performs self-localization and environmental mapping. By providing this video analysis systems as robot’s eye to collaborative companies, Canon aims to contribute to the productivity improvement and automation of logistics operations, and to equip service robots used in various applications such as cleaning, transportation, security, inspection, and exploration.
NET SALES BY SEGMENT
The following table presents our net sales by segment for each of the periods shown.

	Years ended December 31
	2020	change	2019	change	2018
	(Millions of yen, except percentage data)
Office	1,440,212	-17.8%	1,752,107	-6.2%	1,868,355
Imaging System	712,238	-11.8	807,414	-16.8	970,435
Medical System	436,074	-0.6	438,525	0.2	437,578
Industry and Others	654,813	-4.9	688,433	-12.0	781,887
Eliminations	(83,094)	—	(93,180)	—	(106,318)

Total	3,160,243	-12.1%	3,593,299	-9.1%	3,951,937

Notes:

1.	From the beginning of the first quarter of 2019, Canon has reclassified certain businesses from the Imaging System Business Unit to the Industry and Others Business Unit.

2.
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the fiscal years ended December 31, 2019 and 2018 also have been reclassified.

NET SALES BY GEOGRAPHIC AREA
The following table presents our net sales by geographic area for each of the periods shown.

	Years ended December 31
	2020	change	2019	change	2018
	(Millions of yen, except percentage data)
Japan	806,305	-7.6%	872,534	0.3%	869,577
Americas	852,451	-17.2	1,029,078	-4.4	1,076,402
Europe	795,616	-9.8	882,480	-13.1	1,015,428
Asia and Oceania	705,871	-12.8	809,207	-18.3	990,530

Total	3,160,243	-12.1%	3,593,299	-9.1%	3,951,937

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
Canon also sells laser printers on an OEM basis to HP Inc. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2020 and 2019, OEM sales to HP Inc. constituted 11.4% and 13.0%, respectively, of Canon’s consolidated net sales.
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

Average prices for compact digital cameras in the industry increased in 2020 from the previous year. Market contraction is having a major impact, resulting in severe conditions in the digital camera market. Despite these difficulties, Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.
Canon’s primary competitors in the compact digital camera market are Sony Corporation and Nikon Corporation. Canon’s primary competitors in the inkjet printer market are HP Inc., Seiko Epson Corporation and Brother Industries, Ltd.
- Medical System Business Unit -
Canon’s primary competitors in the diagnostic medical imaging market are General Electric Company, Siemens Healthineers AG, Koninklijke Philips N.V., Hitachi, Ltd., and Fujifilm Corporation. Canon has also new competitors such as United Imaging Healthcare Co. Ltd., a Chinese vendor.
The markets for this segment are highly competitive. Canon has been consistently involved in the medical care business, from development to manufacturing, sales, and service. Canon believes that it provides high-resolution images that enable more accurate diagnoses. For example, Canon has developed several world’s-first
technologies, such as an ultrahigh-resolution CT scanner with twice the spatial resolution in both the in-plane
direction and the axial direction compared to a conventional CT scanner, and ultrasound technology that can perform imaging of very fine, slow-flowing bloodstreams that previously could not be visualized. Canon will continue to bring the latest diagnostic imaging systems to the market.
- Industry and Others Business Unit -
Very stiff competition continues in the markets for lithography equipment used in the production of semiconductor devices and FPD. In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, for semiconductor and FPD lithography equipment, and ASML Holding N.V., for semiconductor lithography equipment.
Canon believes that it has helped its customers improve their productivity by continuously improving the cost performance of semiconductor lithography equipment using the i-line and KrF laser light sources. In particular, equipment using the i-line has captured a large share of the global market, satisfying needs by quickly providing products which correspond to the diversification of devices associated with the trend of IoT.
Canon believes its FPD lithography equipment with a common platform offers excellent productivity and reliability that has helped it capture market share in the industry-leading South Korean market. Canon’s sales and service support systems have also received high accolades from the customers in these markets. In the trend of demand expansion for 4K/8K displays and OLED panels, Canon believes it has also been meeting the needs of panel makers by continuously offering new products with high productivity and high resolution.
As for network cameras, the market is competitive driven by higher functional requirements and price pressure from customers. Canon’s primary competitors are Hikvision Digital Technology Co., Ltd. and Panasonic Corporation. Canon is developing the innovative technology to continue to be a global market leader in this industry.
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

1.	UN Frameworks to Address Global Issues, which are related to the Environment including Climate Changes
The United Nations adopted the 2030 Agenda for Sustainable Development Goals (“SDGs”) on September 25, 2015, under the UN Sustainable Development Summit. SDGs cover global issues aimed at transforming the world toward sustainable development over the next 10 years, which are composed of 17 goals and 169 targets. The goals and targets cover a wide-range global issues, including the environmental areas such as climate change, sustainable energy, efficient use of natural resources and reduction of waste. Based upon the SDGs, member states will introduce national policies and initiatives to tackle such global environmental issues, and Canon may need to implement further actions to respond to potential national initiatives.
The Paris Agreement on climate change was adopted in 2015 and entered into force in 2016. In the Agreement, all member states of UNFCCC agreed to take countermeasures to hold Global temperature rise to well below 2 degrees Celsius above pre-industrial
levels and to pursue efforts to limit the temperature rise to 1.5 degrees Celsius. Further, large scale climate disasters have become more frequent in recent years and they accelerate the movement toward decarbonization. The EU announced European Green Deal in 2019. In 2020, the Chinese government announced that it would achieve carbon neutrality by 2060, and the Japanese government announced the same by 2050. Such trends would increase environmental regulations in the future.
The European Green Deal is also accelerating the trend of resource circulation. In Europe, the new Circular Economy Action Plan was announced in 2020, and the road map of the regulations was presented. ICT (Information and Communication Technology) industry is one of the priority target and new regulations such as durability, repairability, reuse, and remanufacturing are anticipated.
Canon is striving to reduce CO2 emissions toward the
low-carbon
society. Canon has established 2021-2023
Mid-Term
Environmental Goals and monitors its progress to be reported to the CEO for review on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by average 3% improvement”, “Raw materials and usage CO2 emissions improvement index per product by average 3% improvement”, and “Improve energy consumption basic unit at operational sites by 1.2% (compared to the previous year)”. Canon has successfully reduced its “Life Cycle CO2 emission” per product, that was an average improvement of 4.7% (2008—2019) and cumulative 40.0% as compared with 2008. Also, total lifecycle CO2 emissions in 2019 were 7.785 million tons. Further, Canon continues to reduce its “Life Cycle CO2 emission” per product, that was an average improvement of 4.6% (2008—2020) and cumulative 41.3% as compared with 2008. Total lifecycle CO2 emissions in 2020 were 7.723 million tons, which were verified by a third party in March 2021. For contributing to a circular economy, Canon promotes reductions in resource consumption, product-to-product
recycling, recycling-conscious design, designing smaller and lighter products and other various activities.
Canon has disclosed the climate change-related information based on a framework of the TCFD (Task Force on Climate-related Financial Disclosure) set by Climate Disclosure Standard Board and also has disclosed the environmental impact information through a platform of the CDP. In 2020, Canon is qualified as a Climate A Listed Company and a Water A Listed Company by the CDP.
Canon continues to pursue CO2 emission reductions both locally and globally through energy-efficient product design and improvement of logistics and factory operations.

2.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”)
Under the RoHS Directive, from July 1, 2006, companies are required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to include medical and measurement equipment starting in July 2014. New subsidiary directive of the RoHS

Directive restricting an additional four substances, Bis
(2-ethylhexyl)
phthalate (“DEHP”), Butyl benzyl phthalate (“BBP”), Dibutyl phthalate (“DBP”) and Diisobutyl phthalate (“DIBP”), was published in June 2015, and these substances were restricted starting in July, 2019. In 2018, study for more additional restricted substances was started, and the preparatory study for the next recast of RoHS was started in 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire and/or additional substances are restricted in the future, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs. Similar chemical regulations have been enacted in various countries such as China, Korea, India, UAE and EAEU.

3.	European Framework for the Management of Chemical Substances (“REACH Regulation”)
The REACH Regulation was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union. All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. If certain substances of very high concern are contained in an article, the substances must be communicated to the recipient or consumer of the article. In addition, such information has to be registered on the new EU database called the “SCIP database” under Waste Framework Directive from January 2021. Canon takes necessary actions for a scheme which creates the information needed for input into the database. Furthermore, additional restrictions on the use of certain substances can be proposed at any time by the ECHA (European Chemical Agency) or member states, and, some of them have been already adopted and others are now under discussion. Manufacturers such as Canon must take steps to address such new restrictions.
Canon continues to meet these existing and newly-added requirements under the REACH Regulation, and implementation of these requirements could increase Canon’s management costs and have adverse effects on its operating results and financial condition.

4.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)
The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode
and standby mode and external power supplies were adopted in and have been applied since 2010. These measures were expanded in 2013 to include requirements for energy modes with “networked standby”. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (“VA”) and began implementation of the VA in 2011. The VA has been in the process of revision since 2019, and commitments may become tighter than ever from 2021, because the European authorities and NGOs are expected to require a stricter VA including resource efficiency-related criteria. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now being considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.

5.	State Legislation in the United States Concerning Recycling of Waste Electric and Electronic Products
E-waste
recycling laws have been enacted or proposed in more than twenty American states. Although certain state laws cover only displays or television sets, printers and other products are covered by other states, such as Illinois, Michigan and Hawaii, among others. These laws require manufacturers to bear the costs of collecting and recycling electrical and electronic equipment based on sales volume or market share by brand of covered products. Canon expects that compliance with such state requirements might increase its costs, such as recycling fees and product guarantees.

6.	Chinese Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products
The Regulation for the Management of the Recycling and Disposal of Waste Electrical and Electronic Products was issued by the Chinese government in 2009 and implemented on January 1, 2011. Producers and importers are required to pay a fee to a government fund. The list of products falling under the waste electrical and electronic products catalogue issued on February 9, 2015 includes printers, copying machines and facsimile machines. As of February 2021, the unit price of the fee has not been decided, but Canon will have to pay a fee when the unit price is decided by the Chinese government.
These requirements will likely increase Canon’s costs and could adversely affect its operating results and financial condition.

7.	Other Environmental Regulations
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
During the year ended December 31, 2020, the following Canon affiliates engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•
CMSC, a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Istanbul, Turkey, Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2020 were approximately ¥1,228 million. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2020 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.
In addition, CMSC has indirect sales of medical equipment to unaffiliated distributors in Japan, which distribute the equipment to hospitals in Syria and Sudan through unaffiliated third parties. Canon does not have any direct agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or with entities controlled by those governments. Total net sales to Syria and Sudan in the year ended December 2020 was one-tenth
of one percent (0.1%) or less of Canon’s total consolidated net sales for that period. Canon does not believe the transactions with Syria and Sudan are material, either individually or in the aggregate, in quantitative or in qualitative terms.
C. Organizational structure
Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2020, Canon Inc. had 343 consolidated subsidiaries and 9 affiliated companies accounted for by the equity method.
The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2020.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	57.8%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Canon Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%
D. Property, plants and equipment
Canon’s manufacturing is conducted primarily at 29 plants in Japan and 14 plants in other countries and regions. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2020 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,564	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	166	Training and administration

Kawasaki Office, Kanagawa	1,882	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	378	Development of medical equipment, Human resources development training (except for technical training)

Fuji-Susono Research Park, Shizuoka	932	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	394	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	930	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	384	Quality engineering

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Oita Plant, Oita	464	Manufacturing of semiconductor devices

Yako Office, Kanagawa	906	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,764
Manufacturing of lenses for cameras and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor production equipment

Toride Plant, Ibaraki	3,018	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office imaging products, chemical products; training of manufacturing

Ami Plant, Ibaraki	964	Manufacturing of FPD production equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,310	Components, magnetic heads, document scanners and laser printers

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,106	Label printer, Card printer, Optical equipment, Motor

Canon Precision Inc., Aomori	1,591	Toner cartridges, sensors and micromotors

Canon Optron Inc., Ibaraki	144	Optical crystals (for lithography equipments, cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,907	Toner cartridges and rubber functional components

Canon Components, Inc., Saitama	723	Contact image sensors, inkjet cartridges and medical equipment

Oita Canon Inc., Oita	2,095	Digital cameras, lenses and digital video camcorders

Nagahama Canon Inc., Shiga	1,095	Laser printers, toner cartridges and A-Si drums, Semiconductor production-related equipment

Oita Canon Materials Inc., Oita	3,081	Chemical products for copying machines and printers, and inkjet cartridges

Ueno Canon Materials Inc., Mie	654	Chemical products for copying machines and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers and inkjet cartridges

Canon Semiconductor Equipment Inc., Ibaraki	239	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	1,422	Recycling of toner cartridges, repair and recycling of business machines

Fukui Canon Materials Inc., Fukui	193	OPC raw stock, material for optics, High water-repellent material

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Miyazaki Canon Inc., Miyazaki	831	Digital cameras

Canon Mold Co., Ltd., Ibaraki	221	Molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	745	Production equipment for electron devices, flat panel display and semiconductors

Canon Machinery Inc., Shiga	658	Automated production equipment and semiconductor production-related equipment

Canon Tokki Corporation, Niigata, Kanagawa and Tokyo	373	Vacuum technology-related equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Canon Medical Systems Corporation, Tochigi	1,423	R&D, manufacturing and sales of medical equipment

Canon Electron Tubes & Devices Corporation, Tochigi	357	R&D, manufacturing and sales of electron tubes and its application products

Overseas

Europe

Canon Giessen GmbH, Giessen, Germany	348	Remanufacturing of copying machines, repair of cameras, service and support for Canon sales companies

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges

Canon Production Printing Netherlands B.V., Venlo, the Netherlands	2,347	Document management, digital sheet-fed presses and wide format printers

Americas

Canon Virginia, Inc., Virginia, U.S.	1,546	Toner cartridges, molds and remanufacturing of copying machines

Asia

Canon Inc., Taiwan, Taiwan	1,597	Lenses and digital cameras

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Lenses and optical lens parts

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Canon Dalian Business Machines, Inc., Dalian, China	1,734	Production and recycling of toner cartridges, production of laser printers

Canon Zhuhai, Inc., Zhuhai, China	1,722	Digital cameras, digital video camcorders and contact image sensors

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Copying machines

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,275	Inkjet printers, office MFDs, scanners, molds and plastic injection molded parts

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	52	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,377	Inkjet printers, laser printers, office MFDs, scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,528	Copying machines

Canon Business Machines (Philippines), Inc., Batangas, Philippines	898	Laser printers
Canon considers its manufacturing and other facilities to be well maintained and believes that its plant capacity is adequate for its current requirements. None of the buildings or land are subject to any major encumbrances.
Main facilities under construction for establishment/expansion

Name and location	Principal activities and products manufactured
Domestic

Canon Inc., Hiratsuka Plant, Kanagawa	New production base (Manufacturing of semiconductor devices)
Canon Mold Co., Ltd., Ibaraki	New production base (Manufacturing of molds)
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
Economic environment
Looking back at 2020, the global economy fell significantly with no signs of controlling the spread of infections, although the balanced measures to curb infections and expand economic activities were implemented around the world amid the global
COVID-19
pandemic. In the U.S., despite a record decline in consumption caused by movement restrictions implemented in the first half of the year, the economy gradually recovered in the second half of the year while repeating deregulation and tighter regulations of economic activities. In Europe, the consumption headed toward a recovery phase resulting from the easing of large-scale lockdowns and night curfews that were enacted in each country from March. The European economy, however, continued to slow down due to restrictions on economic activities being reinstated due to a resurgence of infections. In China, economic recovery has accelerated mainly through domestic demand and exports resulting from a rapid resumption of economic activities. Even in other emerging markets, despite restrictions on movement and economic activities in some countries, economies showed signs of recovery resulting from gradual resumption of economic activities amid the
COVID-19
pandemic. In Japan, the recovery trend continued due to the resumption of economic activities and the easing of voluntary restrictions after the lifting of the State of Emergency, although infections began to rise again in November.
Market environment
Amid these conditions, the markets in which Canon operates were greatly affected by the spread of
COVID-19.
For office MFDs and laser printers, demand for both monochrome and color models declined due to insufficient recovery of corporate activities in the spread of
COVID-19.
For cameras, despite a significant decline in demand due to the impact of
COVID-19,
demand headed toward an improvement phase due to a recovery in consumption in the second half of the year. For inkjet printers, the pace of recovery gradually increased in some emerging countries in the second half of the year, in addition to developed countries and China, where demand for products were solid due to a rise in remote working and education. For medical equipment, although restrictions on sales activities to medical institutions in the first half of the year due to the impact of
COVID-19
were eased in the second half of the year, sales activities were nonetheless affected by the prolonged impact of
COVID-19.
For industrial equipment, demand for both FPD lithography equipment and semiconductor lithography equipment remained solid.
The average value of the yen for the year was ¥106.68 against the U.S. dollar, a year-on-year
appreciation of approximately ¥2, and ¥122.07 against the euro, the same level as the previous year.
Summary of operations
In 2020, sales of MFDs for the office and production printing market both decreased, although they showed signs of recovery since the second half of the year. Unit sales of laser printers, both monochrome and color models, were below those of the previous year. Sales of services and consumables also declined resulting from the moderate recovery in customers’ print volumes after cancellation of office closures in response to the spread of
COVID-19
and the resumption of corporate activities. For interchangeable-lens digital cameras, although unit sales were below those of the previous year, sales were better than expected in the second half of the year due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for inkjet printers, unit sales, including refillable ink tank models, were significantly above those of the previous year due to the recovery in demand in some emerging countries on top of demand for remote working and education in developed countries and China. In medical equipment, amid the postponement of installation and restrictions on sales activities, sales were slightly below those of the previous year, as a result of capturing demand for equipment supplies to medical institutions supported by the government of each country in the second half of the year. For industrial equipment, despite solid demand for semiconductor lithography equipment for memory devices, and for OLED panel manufacturing equipment, sales for FPD lithography equipment decreased compared with those of the previous year as a result of postponement of installation due to the impact of
COVID-19.
As for network cameras, which are being used in a growing range of applications and where the market is growing, sales increased slightly from those of the previous year due to a moderate recovery in sales activities. Under these conditions, net sales for the year decreased by 12.1%
year-on-year
to ¥3,160,243 million. Gross profit as a percentage of net sales decreased by 1.3 points to 43.5%. Gross profit for the year decreased by 14.5%
year-on-year
to ¥1,375,868 million. Operating expenses decreased by 11.9%
year-on-year
to ¥1,265,321 million, due to the further promotion of efficiency for expenses throughout the entire Group. As a result, although operating profit decreased by 36.6%
year-on-year
to ¥110,547 million, it exceeded the prediction which had been revised upward in the most recent forecast. Other income (deductions) decreased by ¥1,340 million to ¥19,733 million, mainly due to decrease of interest and dividend income, while income before income taxes decreased by 33.4% year on year to ¥130,280 million and net income attributable to Canon Inc. decreased by 33.3% year on year to ¥83,318 million.
Total assets decreased by ¥146,304 million to ¥4,625,614 million at December 31, 2020, compared with the end of previous year, mainly due to a decrease of fixed and intangible assets, and accounts receivables. Total liabilities decreased by ¥46,365 million to ¥1,841,573 million at December 31, 2020, compared with the end of previous year, mainly due to a decrease of accrued pension liabilities and accrued expenses. Total equity decreased by ¥99,939 million to ¥2,784,041 million at December 31, 2020, compared with the end of previous year, mainly due to the dividend payout, the repurchasing of treasury stock and an increase of accumulated other comprehensive loss resulting from the appreciation of the yen.
Key performance indicators
The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2020	2019	2018	2017	2016
Net sales (Millions of yen)	3,160,243	3,593,299	3,951,937	4,080,015	3,401,487
Gross profit to net sales ratio	43.5%	44.8%	46.4%	48.8%	49.2%
R&D expense to net sales ratio	8.6%	8.3%	8.0%	8.2%	9.0%
Operating profit to net sales ratio	3.5%	4.9%	8.7%	7.9%	6.4%
Income before income taxes to net sales ratio	4.1%	5.4%	9.2%	8.7%	7.2%
Inventory turnover measured in days	60 days	59 days	56 days	49 days	59 days
Debt to total assets ratio	10.9%	10.8%	8.2%	10.2%	11.9%
Canon Inc. shareholders’ equity to total assets ratio	55.7%	56.3%	57.5%	55.1%	54.0%
Notes:

1.	See notes to Item 3A “Selected Financial Data”.
Net sales and profit ratio
As Canon pursues the goal to become a truly excellent global corporation, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.
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

Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms of product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. Furthermore, Canon has further pursued cost reductions through enhancement of efficiency in its production. Canon believes that these approaches will improve Canon’s gross profit ratio, and so will continue pursuing the curtailment of product development lead times and reductions of production costs.
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
The debt to total assets ratio is also one of the KPIs. For a manufacturing company like Canon, it generally takes considerable time to realize profit from a business due to lead times required for R&D, manufacturing and sales. Therefore, management believes that it is important to have sufficient financial strength. Canon will continue to reduce its dependency on external funds for capital investments in favor of generating the necessary funds from its own operations.
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
Critical accounting policies and estimates
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. These estimates and assumptions include future market conditions, net sales growth rate, gross margin and discount rate. Though Canon believes that the estimates and assumptions are reasonable, actual future results may differ from these estimates and assumptions. In addition, new waves of
COVID-19
infections are being seen in some regions, and it is still difficult to predict when
COVID-19
will be brought under control. However, each country and region continues to pursue both the infection control and economic activities. Although the global economy is expected to recover in 2021, it is expected that some regions would continue to be affected by
COVID-19.
Canon believes that the following are

the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
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
Most of Canon’s service revenue is generated from maintenance service in the office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
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
Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of our estimates and materially impact future reported revenue and cost of sales.
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
Allowance for credit losses
Allowance for credit losses is determined using a combination of factors to ensure that Canon’s trade and financing receivables are not overstated due to uncollectibility. These factors include the length of time receivables are past due, the credit quality of customers, macroeconomic conditions, historical experiences and future prospects based on a current expected credit loss model (Please refer to Note 1 (x) of the Notes to Consolidated Financial Statement). Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer’s inability to meet its financial obligations to Canon, due for example to bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted.
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
Lease
As for lessor accounting, Canon provides leasing arrangement to its customers primarily for the sale of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and
non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.
As for lessee accounting, Canon has operating and finance leases for various assets including office buildings, warehouses, employees’ accommodations, and vehicles. Canon determines if an arrangement is a lease at the inception of each contract. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in most of Canon’s leases cannot be determined, Canon uses incremental borrowing rate based on the information available at commencement to determine the present values of lease payments. Canon has lease contracts with lease and non-lease
components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease
components based upon the estimated standalone prices. Costs associated with operating lease assets are recognized on a straight-line basis over the term of the lease.
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
Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2020 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit substantially exceeded its respective carrying amount. However, with regard to goodwill attributed to the Medical System Business Unit, fair values in excess of reported carrying values as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the related business, could trigger an impairment. The goodwill related to this reporting unit as of December 31, 2020 is ¥506,513 million. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 5 years to 18 years, license fees are 8 years, and customer relationships are 15 years, respectively.

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
Valuation of deferred tax assets
Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating activities and other factors. Any changes in these factors may require possible recognition of significant valuation allowances to reduce the net carrying value of these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts, which may not be realized, are charged to income tax expense and will adversely affect net income.
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
In preparing its financial statements for 2020, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.5% for Japanese plans and 1.5% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.0% for Japanese plans and 4.8% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2020, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥97,818 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.
Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2020, a change of 50 basis points in the expected long-term rate of return on plan assets would cause a change of approximately ¥5,229 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferred amount affects future pension expense.

Canon recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in its consolidated balance sheets, with a corresponding adjustment to an accumulated other comprehensive income (loss), net of tax.
Recently Issued Accounting Guidance
Please refer to Note 1 of the Notes to Consolidated Financial Statements.
Consolidated results of operations
2020 compared with 2019
Summarized results of operations for 2020 and 2019 are as follows:

	2020	Change	2019
	(Millions of yen, except per share
	amounts and percentage data)
Net sales
Products and Equipment	2,489,829	-12.2%	2,835,428
Services	670,414	-11.5	757,871

	3,160,243	-12.1	3,593,299
Operating profit	110,547	-36.6	174,420
Income before income taxes	130,280	-33.4	195,493
Net income attributable to Canon Inc.	83,318	-33.3	124,964

Net income attributable to Canon Inc. shareholders per share:
Basic	79.37	-32.0	116.79
Diluted	79.35	-32.0	116.77
Note: See notes to Item 3A “Selected Financial Data”.
Sales
In the current business term, on a global basis, the economic slowdown continued. In such an environment, although each of Canon Group’s businesses endeavored to expand sales particularly with respect to new products, Canon’s consolidated net sales in 2020 totaled ¥3,160,243 million, a decrease of 12.1% from the previous year largely due to adverse effect of a shrinking market as well as unfavorable currency effects of foreign exchange rate fluctuation. Net sales of products and equipment totaled ¥2,489,829 million, a year-on-year
decrease of 12.2%, while net sales of services totaled ¥670,414 million, a year-on-year
decrease of 11.5%.
Overseas operations are significant to Canon’s operating results and generated 74.5% of total net sales in 2020. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
The average value of the yen during the year was ¥106.68 against the U.S. dollar, a year-on-year
appreciation of approximately ¥2, and ¥122.07 against the euro, the same level as the previous year. The effects of foreign exchange rate fluctuations negatively affected net sales by approximately ¥27,159 million in 2020. This unfavorable impact consisted of approximately ¥22,416 million of unfavorable impact for the U.S. dollar denominated sales and favorable impact of ¥1,999 million for the euro denominated sales, and unfavorable impact of ¥6,742 million for other foreign currency denominated sales.

Cost of sales
Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratios of cost of sales to net sales for 2020 and 2019 were 56.5% and 55.2%, respectively.
Gross profit
Canon’s gross profit in 2020 decreased by 14.5% to ¥1,375,868 million from 2019. The gross profit ratio also dropped by 1.3 points to 43.5%. The decrease in the gross profit and gross profit ratio were mainly due to a decrease in sales, the effect of product mix and the negative effect of appreciation of the yen against other foreign currencies such as U.S. dollar.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased by 11.9% year on year to ¥1,265,321 million, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation.
Operating profit
Operating profit in 2020 decreased by 36.6% from 2019 to a total of ¥110,547 million. The ratio of operating profit to net sales decreased by 1.4 points to 3.5% from 2019.
Other income (deductions)
Other income (deductions) for 2020 was ¥19,733 million, a decrease of ¥1,340 million from 2019 mainly due to a decrease in interest income.
Income before income taxes
Income before income taxes in 2020 was ¥130,280 million, a decrease of 33.4% from 2019, and constituted 4.1% of net sales.
Income taxes
Income taxes in 2020 decreased by ¥21,809 million from 2019. The effective tax rate for 2020 was 26.4%, which was lower than the statutory tax rate in Japan. This was mainly due to income of foreign subsidies taxed at lower than Japanese statutory tax rate.
Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in 2020 decreased by 33.3% to ¥83,318 million, which represents 2.6% of net sales.
Segment information
Canon operates four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit and the Industry and Others Business Unit.

•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.

•
The Imaging System Business Unit mainly includes interchangeable—lens digital cameras, digital compact cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners and calculators.

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

Sales by segment
Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2020	Change	2019
	(Millions of yen, except percentage data)
Office	1,440,212	-17.8%	1,752,107
Imaging System	712,238	-11.8	807,414
Medical System	436,074	-0.6	438,525
Industry and Others	654,813	-4.9	688,433
Eliminations	(83,094)	—	(93,180)

Total	3,160,243	-12.1%	3,593,299

Note:
From the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Sales amount for the year ended 2019 also has been restated.

Within the Office Business Unit, although sales of the new imageRUNNER ADVANCE DX series were strong, unit sales of MFDs for the office and the production printing market were below those of the previous year reflecting such factors as the moderate recovery in business negotiations following the resumption of in-office
work. As for laser printers, unit sales of both monochrome and color models were below those of the previous year resulting from the continued economic slowdown caused by the
COVID-19
pandemic. Sales of services and consumables also declined as a result of a moderate recovery in customers’ print volumes after the resumption of corporate activities. These factors resulted in total sales for the business unit of ¥1,440,212 million, a year-on-year
decrease of 17.8%, while income before income taxes decreased by 49.3%
year-on-year
to ¥86,483 million.
As for the Imaging System Business Unit, although unit sales of interchangeable-lens digital cameras were below those of the previous year as the market continued to shrink and, the decline of the demand caused by
COVID-19,
the shift to mirrorless models accelerated, particularly for full-frame mirrorless models, due to the introduction of the new EOS R5 and EOS R6. As for inkjet printers, sales of printers and consumables increased significantly from the previous year as a result of capturing the recovered demand in some emerging countries as well as the demand for remote working and education in developed countries and China. These factors resulted in total sales for the business unit of ¥712,238 million, a year-on-year
decrease of 11.8%, while income before income taxes increased by 43.1%
year-on-year
to ¥71,070 million thanks to improvements in profitability due to the effect of new products.
Within the Medical System Business Unit, although
COVID-19
caused delay of installation of the large equipment and business negotiation, the demand of CT systems for the diagnosis of pneumonia and Diagnostic

X-ray
systems was captured with the support to emergency medical system maintenance and financial support for medical institutions from governments of each country. These factors resulted in total sales for the business unit of ¥436,074 million, a year-on-year
decrease of 0.6%, while income before income taxes decreased by 6.4%
year-on-year
to ¥25,544 million.
As for the Industry & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices remained solid. As a result, unit sales were significantly above those of the previous year. In OLED panel manufacturing equipment, sales increased due to the resumption of installation work after the easing of
COVID-19
travel restrictions. In FPD lithography equipment, although the installation work after the gradual easing of travel restrictions were resumed, unit sales were below those of the previous year. Despite reflecting the negative impact of
COVID-19,
sales for network cameras slightly increased as a result of strengthened sales activities based on diversified applications made possible by video analysis for such purposes as remote monitoring and monitoring of crowded and confined, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥654,813 million, a year-on-year
decrease of 4.9%, while income before income taxes totaled ¥14,315million, a year-on-year
decrease of 26.3%.
Intersegment sales of ¥83,094 million are eliminated from total sales for the four segments, and are described as “Eliminations”.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2020 and 2019 is provided below:

	2020	Change	2019
	(Millions of yen, except percentage data)
Japan	806,305	-7.5%	872,534
Americas	852,451	-17.2	1,029,078
Europe	795,616	-9.8	882,480
Asia and Oceania	705,871	-12.8	809,207

Total	3,160,243	-12.1%	3,593,299

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
A geographical analysis indicates that net sales in 2020 are summarized as follows.
In Japan, net sales decreased by 7.5% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
In the Americas, net sales decreased by 17.2% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
In Europe, net sales decreased by 9.8% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.

In Asia and Oceania, net sales decreased by 12.8% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
Income before income taxes by segment
Please refer to the table of segment information in Note 22 of the Notes to Consolidated Financial Statements.
Income before income taxes for the Office Business Unit in 2020 decreased by 49.3% from the previous year to ¥86,483 million, mainly due to a decline in sales of office MFDs and laser printers and declines in sales of services and consumables.
Income before income taxes for the Imaging System Business Unit in 2020 increased by 43.1% from the previous year to ¥71,070 million, thanks to improvements in profitability due to the effect of new products.
Income before income taxes for the Medical System Business Unit in 2020 decreased by 6.4% from the previous year to ¥25,544 million, mainly due to
COVID-19
caused delay of installation of the large equipment and business negotiation.
Income before income taxes for the Industry and Others Business Unit in 2020 decreased by 26.3% from the previous year to ¥14,315 million, mainly due to
COVID-19
caused delay of installation of the FPD lithograpy equipment.
2019 compared with 2018
Summarized results of operations for 2019 and 2018 are as follows:

	2019	Change	2018
	(Millions of yen, except per share amounts and percentage data)
Net sales
Products and Equipment	2,835,428	-11.2%	3,194,724
Services	757,871	+0.1	757,213

	3,593,299	-9.1	3,951,937
Operating profit	174,420	-49.1	342,452
Income before income taxes	195,493	-46.1	362,392
Net income attributable to Canon Inc.	124,964	-50.5	252,441

Net income attributable to Canon Inc. shareholders per share:
Basic	116.79	-50.0	233.80
Diluted	116.77	-50.1	233.78
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
Cost of sales
Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. The ratio of cost of sales to net sales for 2019 and 2018 were 55.2% and 53.6%, respectively.
Gross profit
Canon’s gross profit in 2019 decreased by 12.3% to ¥1,610,033 million from 2018. The gross profit ratio also dropped by 1.6 points to 44.8%. The decrease in the gross profit and gross profit ratio were mainly due to a decrease in sales and the negative effect of appreciation of the yen against other foreign currencies such as U.S. dollar and the euro.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased by 3.9% year on year to ¥1,435,613 million, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation.
Operating profit
Operating profit in 2019 decreased by 49.1% from 2018 to a total of ¥174,420 million. The ratio of operating profit to net sales decreased by 3.8 points to 4.9% from 2018.
Other income (deductions)
Other income (deductions) for 2019 was ¥21,073 million, an increase of ¥1,133 million from 2018 mainly due to a decrease in foreign currency exchange losses.
Income before income taxes
Income before income taxes in 2019 was ¥195,493 million, a decrease of 46.1% from 2018, and constituted 5.4% of net sales.
Income taxes
Income taxes in 2019 decreased by ¥39,849 million from 2018. The effective tax rate for 2019 was 28.7%, which was lower than the statutory tax rate in Japan. This was mainly due to the tax credit for R&D expense.

Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in 2019 decreased by 50.5% to ¥124,964 million, which represents 3.5% of net sales.
Segment information
Canon operates four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit and the Industry and Others Business Unit.

•	The Office Business Unit mainly includes office MFDs, laser MFPs, laser printers, digital continuous feed presses, digital sheet-fed presses, wide-format printers and document solutions.
•
The Imaging System Business Unit mainly includes interchangeable—lens digital cameras, digital compact cameras, interchangeable lenses, Compact photo printers, inkjet printers, large format inkjet printers, commercial photo printers, image scanners and calculators.

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

Sales by segment
Please refer to the table of sales by segment in Note 22 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2019	Change	2018
	(Millions of yen, except percentage data)
Office	1,752,107	-6.2%	1,868,355
Imaging System	807,414	-16.8	970,435
Medical System	438,525	+0.2	437,578
Industry and Others	688,433	-12.0	781,887
Eliminations	(93,180)	—	(106,318)

Total	3,593,299	-9.1%	3,951,937

Note:
From the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Sales amount for the year ended 2019 and 2018 also has been restated.

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

Europe. These factors resulted in total sales for the business unit of ¥1,752,107 million, a year-on-year
decrease of 6.2%, while income before income taxes decreased by 24.4% year on year to ¥170,435 million.
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
In the Industry and Others Business Unit, although capital investment towards semiconductor devices relevant to IoT business remained solid, capital investment towards memory devices was restrained because of the deterioration in the market. Additionally, as for FPD lithography equipment and OLED panels manufacturing equipment, sales decreased compared with the previous year as capital investment for small- and medium-size
panels entered into a phase of adjustment. On the other hand, sales of network cameras increased reflecting the growth of Axis and the contribution of relevant software, driven by the market’s continued expansion based on diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by 12.0% year on year to ¥688,433 million, while income before income taxes decreased by 68.5% year on year to ¥19,425 million.
Intersegment sales of ¥93,180 million are eliminated from total sales for the four segments, and are described as “Eliminations”.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 22 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2019 and 2018 is provided below:

	2019	Change	2018
	(Millions of yen, except percentage data)
Japan	872,534	+0.3%	869,577
Americas	1,029,078	-4.4	1,076,402
Europe	882,480	-13.1	1,015,428
Asia and Oceania	809,207	-18.3	990,530

Total	3,593,299	-9.1%	3,951,530

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
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
Income before income taxes for the Office Business Unit in 2019 decreased by 24.4% from the previous year to ¥170,435 million, mainly due to a decline in sales of consumables.
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
Income before income taxes for the Industry and Others Business Unit in 2019 decreased by 68.5% from the previous year to ¥19,425 million, due to a decrease in sales of semiconductor lithography equipment and OLED panels manufacturing equipment.

Note:	Certain figures presented in the text above have been revised from the versions previously disclosed. For further details, please refer to Note 1 (y) of the Notes to Consolidated Financial Statements.
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
B. Liquidity and capital resources
Cash and cash equivalents decreased by ¥5,130 million to ¥407,684 million in fiscal 2020 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.
Net cash provided by operating activities decreased by ¥24,656 million to ¥333,805 million in fiscal 2020 compared to the previous year due to a decrease in profit, despite improving working capital mainly through inventory reduction. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.

For fiscal 2020, cash inflow from cash received from customers decreased due to sales deterioration. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials decreased due to a decrease of inventory compared with the inventory in fiscal 2019. Cash outflow for payments for income taxes decreased due to a decrease in taxable income in fiscal 2019.
Net cash used in investing activities decreased by ¥73,129 million to ¥155,439 million in fiscal 2020 mainly due to a decrease in payment for purchases of fixed assets.
Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2020, free cash flow increased by ¥48,473 million to ¥178,366 million as compared with ¥129,893 million for fiscal 2019.

Note:	“Free cash flow” is a non-GAAP measure. Refer to the “Non-GAAP Financial Measures” section for the explanation and the reconciliation to the reported GAAP measure.
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
Net cash used in financing activities totaled ¥183,449 million in fiscal 2020, mainly resulting from the dividend payout of ¥126,938 million, the repurchases and reissuance of treasury stock of ¥50,008 million. The Company paid dividends in fiscal 2020 of ¥120.00 per share.
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
Canon transferred 344,000 million yen which is loans with a repayment date of December, 2021, from long-term debt to the current portion of long term debt because the repayment date was within one year. As a result, short-term loans (including the current portion of long-term debt) increased by ¥350,201 million to ¥392,235 million at December 31, 2020 compared with ¥42,034 million at December 31, 2019. Long-term debt (excluding the current portion) decreased by ¥352,506 million to ¥4,834 million at December 31, 2020 compared with ¥357,340 million at December 31, 2019.
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
As of March 15, 2021, Canon’s debt ratings are: Moody’s: Baa1 (long-term); S&P: A (long-term),
A-1
(short-term); and R&I: AA (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.
Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.
Canon’s total inventory turnover measured in days were 60, 59, and 56 days at the end of the fiscal years 2020, 2019, and 2018, respectively. While sales declined significantly, inventory decreased by ¥21,949 million in fiscal 2020 compared to the previous year. As a result, inventory turnover measured in days was the same level as the previous year.
Increase in property, plant and equipment on an accrual basis in 2020 amounted to ¥132,302 million compared with ¥178,088 million in 2019 and ¥159,316 million in 2018. For 2021, Canon projects its increase in property, plant and equipment will be approximately ¥160,000 million.
Employer contributions to Canon’s worldwide defined benefit pension plans were ¥26,965 million in 2020, ¥30,383 million in 2019 and ¥35,044 million in 2018. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥16,334 million in 2020, ¥17,414 million in 2019, and ¥19,570 million in 2018. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,224 million in 2020, ¥4,321 million in 2019 and ¥4,452 million in 2018.
Working capital in 2020 decreased by ¥411,008 million to ¥462,954 million, compared with ¥873,962 million in 2019 and ¥1,009,269 million in 2018. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2020 was 1.35 compared to 1.90 for 2019 and to 1.97 for 2018.
Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 1.8% in 2020, compared to 2.6% in 2019 and 5.0% in 2018.
Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 3.2% in 2020 compared with 4.5% in 2019 and 8.9% in 2018.
The debt to total assets ratios were 10.9%, 10.8% and 8.2% as of December 31, 2020, 2019 and 2018, respectively. Canon had short-term loans, current operating lease liabilities, long-term debt, and noncurrent operating lease liabilities of ¥506,172 million as of December 31, 2020, ¥514,946 million as of December 31, 2019 and ¥400,489 million as of December 31, 2018.
Non-GAAP
Financial Measures
We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using the combination of two GAAP cash flow measures, Net cash provided by operating activities and Net cash used for investing activities, which we refer to as “Free Cash Flow” which is a non-GAAP
measure. We believe this measure is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of uses of financing activities because it takes into consideration its operating and investing activities.
A reconciliation of this
non-GAAP
financial measure and the most directly comparable measure calculated and presented in accordance with GAAP is set forth on the following table.
Free Cash Flow

	Years ended December 31
	2020	2019
	(Millions of yen)
Net cash provided by operating activities	333,805	358,461
Net cash used in investing activities	(155,439)	(228,568)

Free cash flow	178,366	129,893

C. Research and development, patents and licenses
Since its founding, Canon has diversified its business by developing and diversifying core competence management that comprises various core competence technologies (“core technologies”) to create industry-leading core products and basic component technologies that form the basis of technology accumulation. In addition, Canon incorporates technology and expertise that support the Canon brand accumulated during the company’s growth, that is, technology that supports quality, cost and delivery, into core competence management as basic technologies for value creation. Canon’s key R&D strategies are as follows:

•	Reinforce basic component technologies and basic technologies for value creation
•	Create future businesses based on strong core technologies and basic component technologies
•	Enhance innovation-type R&D in response to the demands of the current age
Canon strives to implement the above R&D strategies as follows:

•	Reinforce basic component technologies and basic technologies for value creation:
Contribute to higher efficiency of existing businesses by further evolving basic technologies for value creation. Alongside this, extract the essence of a wide range of core technologies possessed by each business group, deepen basic component technologies and inject them into core technologies of new businesses. In doing so, Canon will promote core competence management for strengthening existing businesses and growing new business groups.

•	Create future businesses based on strong core technologies and basic component technologies:
Promote development of new business areas through technology diversification. For example, Canon will develop devices that utilize functional materials technology –the foundation of ink and toner materials- as well as materials with unique properties, and work on development of next-generation technologies that lead to business creation.

•	Enhance innovation-type R&D in response to the demands of the current age:
Build upon trends such as Digital transformation (“DX”) and carbon neutrality, promote R&D that leads to corporate value improvement. In particular, focus on cyber-physical systems that closely integrate cyberspace, which enables the combination of various services, with physical (real world) space, the point of contact with people. Develop cyber-physical technologies that stay one step ahead by incorporating advanced cyber technology and utilize business alliances to develop world-class core technologies in the physical field.
R&D expenses were ¥272,312 million in fiscal 2020 and ¥298,503 million in fiscal 2019. The R&D expenses to net sales ratios were 8.6% in fiscal 2020 and 8.3% in fiscal 2019.
Canon believes that new products protected by a robust patent portfolio will not easily allow competitors to surpass them, and will give the company an advantage in establishing standards in the market and industry.
Canon obtained the third greatest number of patents in the United States in 2020, according to the annual ranking list, released by IFI CLAIMS
®
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
The global economy in 2021 is expected to recover moderately with the various economic measures and fiscal policies in each country and region over the long term.
In the markets in which Canon operates, for office MFDs, demand for the imageRUNNER ADVANCE DX series with advanced scan functions and cloud functionality is expected to increase and print volumes are expected to recover. For laser printers, demand is also expected to increase due to signs of recovery of operating conditions in office. As for interchangeable-lens digital cameras, although the overall market is expected to continue to shrink, sales promotion efforts will be strengthened amid the shift to mirrorless and the product mix will be improved. As for inkjet printers, demand is expected not to decrease significantly given the increase of print volumes while remote working and education needs remain stable due to the ongoing pandemic. As for the medical equipment market, demand is expected to remain at around the same level as the previous year due to the risk of additional
COVID-19
infections. For semiconductor lithography equipment, while demand for memory devices is expected to remain firm, demand for image sensors and automotive devices is expected to continue to increase. For FPD lithography equipment and OLED panel manufacturing equipment, demand will remain solid as panel manufacturers are expected to increase capital investments. As for network cameras, the market is also expected to trend towards expansion due to increasing demand for high-resolution cameras and the video analysis solutions that require them.
In 2021, under a new five-year management plan, Phase VI of the “Excellent Global Corporation Plan,” which begins in 2021, we will implement the following measures under the basic policy of group-wide productivity improvement and the enhancement of new businesses.
(1)
Printing group
While expanding commercial printing business including catalog printing, the Printing Group will also firmly establish itself in the industrial printing field including label printing, package printing and the like. In the office market, Canon will expand and strengthen the product lineup by exploiting the advantages of both electrophotographic technology and inkjet technology. In addition, Canon will effectively respond to DX.
(2)
Optical Industry Group
Canon will enter
in-car
camera business by leveraging the optical and network technology that Canon has refined over its long history and will aim to expand its business domains focusing on social infrastructure, such as observation camera systems to support the realization of smart city.
(3)
Industrial Equipment Group
Canon will further expand the competitiveness of OLED manufacturing equipment through innovation and cost reduction. In addition, Canon will strive to increase our share in semiconductor lithography equipment and FPD lithography equipment.
(4)
Medical Group
Canon will strengthen the competitiveness of our core products including CT, MRI, and ultrasound diagnostic systems, as well as diagnostic solutions and image analysis applications that make use of AI, to expand medical diagnostic equipment business. Canon will also aim to boldly enter domains on the periphery of diagnostic equipment, such as test reagents, and accelerate the growth of its business.
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
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,568 million at December 31, 2020. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2020 were not significant.
F. Contractual obligations
The following summarizes Canon’s contractual obligations at December 31, 2020.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	344,000	344,000	—	—	—
Other debt	6,608	1,774	1,570	665	2,599
Operating Lease Obligations	115,813	35,769	43,545	20,970	15,529
Purchase commitments for:
Property, Plant and Equipment	42,434	42,434	—	—	—
Parts and Raw Materials	121,031	121,031	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	30,846	30,846	—	—	—

Total	660,732	575,854	45,115	21,635	18,128

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

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2020 accrued product warranty costs are included in accrued expenses and amounted to ¥14,300 million.
At December 31, 2020, commitments outstanding for the purchase of property, plant and equipment were approximately ¥42,434 million, and commitments outstanding for the purchase of parts and raw materials were approximately ¥121,031 million, both for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.
During 2021, Canon expects to contribute ¥14,414 million to its Japanese defined benefit pension plans and ¥16,432 million to its foreign defined benefit pension plans.
Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Directors and Audit & Supervisory Board Members of the Company as of March 30, 2021 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Finance & Accounting HQ, Group Executive of Public Affairs HQ, Group Executive of Facilities Management HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*
		4/2018	Group Executive of Finance & Accounting HQ*
		3/2020	Group Executive of Corporate Planning HQ

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshio Homma	Executive Vice President & CTO & In charge of Printing Business (Chief Executive of Digital Printing Business Operations)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations
		3/2017	Executive Vice President in charge of Office Business
		3/2019	CTO*
		4/2020	Chief Executive of Digital Printing Business Operations*
Executive Vice President in charge of Printing Business*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.*
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.
		3/2014	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Yusuke Kawamura	Director	4/1977	Entered Daiwa Securities Co. Ltd.
(Dec. 5, 1953)		1/1997	General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
		4/2000	Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
		4/2010	Senior Managing Director of the Institute of Daiwa Institute of Research Ltd.
		1/2011	Commissioner of Fiscal System Council of Ministry of Finance
		4/2012	Deputy Chairman of Daiwa Institute of Research Ltd.
		2/2013	Commissioner of Business Accounting Council of Financial Services Agency*
		6/2017	Director of Mitsui Sugar Co., Ltd.*
		4/2019	Executive Counselor of Japan Securities Dealers Association*
		4/2020	Chairman & CEO of Institute of Glocal Policy Research*
		3/2021	Director*

Ryuichi Ebinuma	Audit & Supervisory Board Member	4/1983	Entered the Company
(Nov. 1, 1958)		7/2002	Senior General Manager of Research Laboratory of Printing Technologies, Core Technology Development Headquarters
		1/2009	Group Executive of Core Technology Development Group, Corporate R&D Headquarters
		4/2011	Executive Officer
		1/2013	Deputy Group Executive of Corporate R&D Headquarters
		4/2016	Managing Executive Officer
		4/2018	Group Executive of Corporate Planning HQ
		3/2020	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroaki Sato	Audit & Supervisory Board Member	4/1982	Entered the Company
(Jan. 29, 1960)		2/2004	Senior General Manager of MR Systems Laboratory
		7/2014	Deputy Group Executive of Advanced Information & Real-world Technology Development Group, Digital System Technology Development HQ
		7/2015	Deputy Group Executive of Digital System Technology Development HQ
		4/2018	Principal Staff Engineer of Digital Business Platform Development HQ
		3/2019	Audit & Supervisory Board Member*

Yutaka Tanaka (Mar. 11, 1949)	Audit & Supervisory Board Member	4/1975	Assistant Judge of the Tokyo District Court
		4/1986	Judge of the Tokyo District Court
		4/1987	Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
		4/1992	Judicial Research Official, the Supreme Court of Japan
		4/1996	Registered as an attorney*
		10/2014	Guest Professor of Keio University Law School
		3/2019	Audit & Supervisory Board Member*

Hiroshi Yoshida	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
(Sep. 5, 1954)		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
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
Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Corporation Law of Japan. Kunitaro Saida and Yusuke Kawamura are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2022. The term of office of Audit & Supervisory Board Members is four years, however, the term of office of an Audit & Supervisory Board Member elected to fill a vacancy expires with the expiration of the remaining term of office of the retired Audit & Supervisory Board Member under the Company’s Articles of Incorporation. The current term for Koichi Kashimoto who was elected in the 117 th
general meeting of shareholders in March 2018, expires in March 2022, the current term for Hiroaki Sato and Yutaka Tanaka who were elected in the 118 th
general meeting of shareholders in March 2019, expires in March 2023, the current term for Ryuichi Ebinuma who was elected to fill a vacancy in the 119 th
general meeting of shareholders in March 2020, expires in March 2022 when his predecessor’s term of office expires, and the current term for Hiroshi Yoshida who was elected in the 120 th
general meeting of shareholders in March 2021, expires in March 2025. Board members and Audit & Supervisory Board Members may serve any number of consecutive terms.
There is no arrangement or understanding between any director or Audit & Supervisory Board Member and any major shareholder, customer, supplier or other material stakeholders in connection with the selection of such director or Audit & Supervisory Board Member.
Board of Directors and Audit & Supervisory Board Members
The Company’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than five Audit & Supervisory Board Members. Currently the number of board members is five and the number of Audit & Supervisory Board Members is five. There is no maximum age limit for members of the board. Board members and Audit & Supervisory Board Members may be removed from office at any time by a resolution of a general meeting of shareholders.
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

Executive Officers of the Company whom are expected to take the assignment on April 1, 2021, are listed below.

Name	Position	(Group executive/function)
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Toshio Takiguchi	Senior Managing Executive Officer	Chief Executive of Medical Systems and Components Operations, President of Canon Medical Systems Corporation
Kenichi Nagasawa	Senior Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ
Eiji Osanai	Senior Managing Executive Officer	Group Executive of Production Engineering HQ
Yuichi Ishizuka	Senior Managing Executive Officer	President of Canon Europa N.V., President of Canon Europe Ltd.
Kazuto Ogawa	Senior Managing Executive Officer	President of Canon U.S.A.,Inc.
Takayuki Miyamoto	Senior Managing Executive Officer	Group Executive of Frontier Business Promotion HQ, Chief of Canon EXPO Project
Hiroaki Takeishi	Senior Managing Executive Officer	Chief Executive of Optical Products Operations
Masanori Yamada	Managing Executive Officer	Group Executive of Image Solutions Business Operations, Chief of Olympic and Paralympic Project, Chief of Imaging Holistic Strategy Project, Chief of IR/MICE Business project
Aitake Wakiya	Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Shunsuke Inoue	Managing Executive Officer	Group Executive of R&D HQ
Katsumi Iijima	Managing Executive Officer	Group Executive of Digital Business Platform Development HQ
Soichi Hiramatsu	Managing Executive Officer	Group Executive of Procurement HQ
Takashi Takeya	Managing Executive Officer	Senior General Manager of Global Logistics Management Center
Go Tokura	Managing Executive Officer	Chief Executive of Image Communication Business Operations
Hisahiro Minokawa	Managing Executive Officer	Group Executive of Human Resources Management & Organization HQ
Ritsuo Mashiko	Managing Executive Officer	President of Oita Canon Inc., President of Miyazaki Canon Inc.
Minoru Asada	Managing Executive Officer	President of Canon Production Printing Holding B.V.
Kazuhiko Nagashima	Managing Executive Officer	Deputy Group Executive of Finance & Accounting HQ
Yoichi Iwabuchi	Managing Executive Officer	Group Executive of Information & Communication Systems HQ
Toshihiko Kusumoto	Managing Executive Officer	Deputy Group Executive of Digital Printing Business HQ
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Takanobu Nakamasu	Executive Officer	Executive Vice President of Canon Europe Ltd.
Akiko Tanaka	Executive Officer	Deputy Group Executive of R&D HQ
Noriko Gunji	Executive Officer	President of Canon Singapore Pte. Ltd.
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property and Legal HQ

Name	Position	(Group executive/function)
Tamaki Hashimoto	Executive Officer	Group Executive of Solution & Recurring Product Business Group
Hideto Kohtani	Executive Officer	Group Executive of Image Solutions Business Group 1
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.
Masaki Omori	Executive Officer	President of Canon Machinery Inc.
Saijiro Endo	Executive Officer	Senior General Manager of Digital Printing Development Technology Planning & Management Center
Toshiyuki Matsuda	Executive Officer	Group Executive of Peripherals Marketing Group
Takeshi Ichikawa	Executive Officer	Group Executive of Device Technology Development HQ
Hiroto Okawara	Executive Officer	Group Executive of Image Solutions Business Group 2, Chief of Smart Mobility Business Promotion Project
Yoshiyuki Koshimizu	Executive Officer	Senior General Manager of Digital Printing Business Planning and Management Center
Toshiyuki Ishii	Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Masahide Kinoshita	Executive Officer	Chief Executive of Peripheral Products Operations
Shunji Sawa	Executive Officer	Plant Manager of Toride
B. Compensation
In the fiscal year ended December 31, 2020, Canon paid an aggregate of approximately ¥814 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.
Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid directors whose aggregate compensation exceeded ¥100 million in 2020.

Name (Position)		Category of remuneration
	Company	Basic Remuneration	Bonus	Stock-Type Compensation Stock Options	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	310	—	33	343
Toshizo Tanaka (Director)	Canon Inc.	133	—	13	146
Toshio Homma (Director)	Canon Inc.	115	—	7	122
Notes:
(1)	Items that relate to policies which determine the amount of director and audit & supervisory board member remuneration or its calculation method:
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
Bonus
As a reward for directors’ service over their
one-year
term, directors receive a bonus once a year for which consolidated income before income taxes is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the director’s position. It is also determined through individual assessment based on the degree to which the director has contributed in this role.
Bonuses along with dividend and internal reserves are essentially subjects of corporate profit distribution. As such, matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the general meeting of shareholders every year.
Stock-type Compensation Stock Option
The granting of stock acquisition rights for the Company’s shares is to further raise the motivation of these directors to improve performance from a medium- to long-term perspective as well as raise corporate value by sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of stock acquisition rights of not more than ¥300 million a year, was approved at the Company’s Ordinary General Meeting of Shareholders for the 117 Business Term held on March 29, 2018. The number of stock acquisition rights allotted to a director is calculated based on the amount determined by the director’s position, the consolidated income before income taxes in the previous year as well as the degree to which the director has contributed in this role (The monetary compensation receivables amount directors being granted to allot to the payment in exchange for stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement. As for the grantee, if the Company recognizes any misconduct of duty, act conflicting with the duty of due care, etc., the Company may limit the exercise of all or a portion of the stock acquisition rights.
Managing from a medium- to long-term perspective is important. Based on this, the Company places emphasis on providing a certain level of basic remuneration in a stable manner. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest when determining the breakdown between basic remuneration, bonus, and stock-type compensation stock options. The maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively. As for consolidated income before income taxes which is the financial indicators linked to the bonus, in 2020 (the 120th Business Term), although the Company’s outlook was for ¥245.0 billion at the beginning of the year, actual results were ¥130.3 billion.

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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 599.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 59,900 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
(ix) Events regarding the Company’s acquisition of stock acquisition rights:
If a proposal for the approval of a merger agreement under which the Company will become a disappearing company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the

Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.
The Stock Option Plan Approved on March 28, 2019
1. Grantees of share options
The Company’s 4 directors (excluding outside directors) and 31 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 1,039.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 103,900 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
(ix) Events regarding the Company’s acquisition of stock acquisition rights:
If a proposal for the approval of a merger agreement under which the Company will become a disappearing company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.
The Stock Option Plan Approved on March 27, 2020
1. Grantees of share options
The Company’s 4 directors (excluding outside directors) and 30 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 838.

3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 83,800 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From May 2, 2020 to May 1, 2050
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥1,460 and ¥730, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥1,459 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
(ix) Events regarding the Company’s acquisition of stock acquisition rights:
If a proposal for the approval of a merger agreement under which the Company will become a disappearing company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.
The Stock Option Plan Approved on March 30, 2021
1. Grantees of share options
The Company’s 3 directors (excluding outside directors) and 32 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 437.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 43,700 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From April 29, 2021 to April 28, 2051
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
9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a split company), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a company split agreement, a company split plan, a consolidation agreement, a share exchange agreement or a share transfer plan.
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
(ix) Events regarding the Company’s acquisition of stock acquisition rights:
If a proposal for the approval of a merger agreement under which the Company will become a disappearing company, a proposal for the approval of a company split agreement or a company split plan under which the Company will become a split company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.
C. Board practices
See Item 6A “Directors and senior management” and Item 6B “Compensation.”
D. Employees
The following table shows the numbers of Canon’s employees as of December 31, 2020, 2019 and 2018.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2020
Office	91,109	30,987	10,601	15,162	34,359
Imaging System	48,943	15,674	1,356	1,714	30,199
Medical System	12,602	6,882	2,212	1,753	1,755
Industry and Others	20,789	10,389	1,138	3,901	5,361
Corporate	8,454	8,406	—	48	—

Total	181,897	72,338	15,307	22,578	71,674

December 31, 2019
Office	91,664	31,588	9,182	14,057	36,837
Imaging System	48,341	16,254	1,797	1,506	28,784
Medical System	12,212	6,447	2,305	1,729	1,731
Industry and Others	26,607	10,522	4,923	5,785	5,377
Corporate	8,217	8,168	—	49	—

Total	187,041	72,979	18,207	23,126	72,729

December 31, 2018
Office	95,052	32,516	9,450	15,200	37,886
Imaging System	53,049	16,699	2,291	1,801	32,258
Medical System	11,759	6,200	1,975	1,744	1,840
Industry and Others	26,763	9,750	4,645	6,484	5,884
Corporate	8,433	8,295	—	52	86

Total	195,056	73,460	18,361	25,281	77,954

Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.
E. Share ownership
The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 31, 2021. The total is 261,316 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	139,644
Toshizo Tanaka	Executive Vice President & CFO	24,010
Toshio Homma	Executive Vice President & CTO	63,952
Kunitaro Saida	Director	9,300
Yusuke Kawamura	Director	0
Ryuichi Ebinuma	Audit & Supervisory Board Member	15,200
Hiroaki Sato	Audit & Supervisory Board Member	2,410
Yutaka Tanaka	Audit & Supervisory Board Member	400
Hiroshi Yoshida	Audit & Supervisory Board Member	4,400
Koichi Kashimoto	Audit & Supervisory Board Member	2,000

	Total	261,316

The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 29, 2018 was 59,900 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2018 to May 1, 2048.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 28, 2019 was 103,900 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 27, 2019 to April 26, 2049.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 27, 2020 was 83,800 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2020 to May 1, 2050.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 0, 2021 was 0 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May X, 2021 to Xxx X, 2051.

For additional information on the stock option plan, see “B. Compensation” of this Item.
The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2020:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	98,335,000	9.4%
Custody Bank of Japan, Ltd. (Trust Account)	36,790,600	3.5%
SMBC Nikko Securities Inc.	25,245,200	2.4%
The Dai-ichi Life Insurance Company, Limited	24,320,780	2.3%
Mizuho Bank, Ltd.	22,558,173	2.2%
State Street Bank West Client—Treaty 505234	19,483,228	1.9%
Moxley and Co. LLC	16,536,936	1.6%
OBAYASHI CORPORATION	16,527,607	1.6%
Custody Bank of Japan, Ltd. (Trust Account 5)	15,770,400	1.5%
Barclays Securities Japan Limited	15,278,817	1.5%
Notes:
1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Apart from the above shares, Mizuho Bank, Ltd. held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Moxley and Co.LLC is a stocks holder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
4:	Apart from the above shares, the Company owns 287,989,819 shares (21.6% of total issued shares) of treasury stock.
5:	Ownership percentage is calculated by deducting the number of treasury shares from the total shares issued.
Canon’s major shareholders do not have different voting rights from other shareholders.
As of December 31, 2020, 7.0% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 275 residents of the United States of America.
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
To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2021.
In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 9 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated financial statements and other financial information
Consolidated financial statements
This Annual Report contains consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of and for the year ended December 31, 2020 has been audited by Deloitte Touche Tohmatsu LLC. The financial statements as of December 31, 2019 and for each of the two years in the period ended December 31, 2019 have been audited by Ernst & Young ShinNihon LLC. Their audit report covering each of the periods is included in Item 18 of this report.
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
Canon has become more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term
profit forecasts, planned future investments, cash flow and other factors.

The global economy fell significantly with the spread of
COVID-19.
The market in which Canon operates and Canon’s operating results were also greatly affected by the
COVID-19
pandemic.
Amid these unpredictable market conditions, in order to secure enough funds to make an investment in new businesses for Canon’s future growth, in 2020, Canon has decided to distribute a full-year dividend of ¥80 per share, (interim dividend of ¥40 per share that was already distributed and year-end
dividend of ¥40) which represents a ¥80 decrease from the previous year’s dividend.
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
), a director is required to refrain from voting on such matters at meetings of the board of directors.
The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved at the shareholders’ meeting, the board of directors determines the policy to determine the compensation for each director and the amount of compensation for each director. The board of directors may, by its resolution, leave the decision on the amount of compensation for each director to the discretion of the company’s representative director, who shall comply with the policy as determined by the board of directors.
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
Holding of Shares by Foreign Investors
Other than the Japanese unit share system that is described in “Rights of Shareholders – Japanese Unit Share System” below, there are no limitations on the rights of non-residents
or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.
Rights of Shareholders
Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Corporation Law of Japan and related legislation.
General
The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2020. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
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

•	the removal of an Audit & Supervisory Board Member,
•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
•	establishment of a parent-subsidiary relationship by way of share delivery,
•	a dissolution, merger or consolidation,
•	a corporate separation,
•	the transfer of the whole or an important part of the Company’s business,
•	the transfer of the whole or a part of the Company’s equity interests in any of the Company’s significant subsidiaries which meets certain requirements,
•	the taking over of the whole of the business of any other corporation,
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
D. Exchange controls
The summary is not intended to be an exhaustive analysis of the notification or reporting requirements under Japanese foreign exchange regulations. Potential investors should consult their own legal advisors on the consequences of the acquisition of shares of the Company or voting rights of the Company’s shares.
(a) Information with respect to Japanese exchange regulations affecting the Company’s security holders is as follows:
The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issuance of securities by the Company and the acquisition and holding of such securities of the Company and voting rights of the Company’s shares and certain exercise of voting rights of the Company’s shares by
“non-residents
of Japan” and by “foreign investors”, as hereinafter defined.
“Non-residents
of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents
of Japan, while branches and other offices located within Japan of non-resident
corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the shares are held by (i) and / or (ii) above, (iv) partnerships or limited partnerships engaging in investment business of which (a) 50% or more of the total contributions are made by (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations or (b) a majority of the general partners are (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations and (v) corporations in respect of which (a) a majority of the officers are non-resident
individuals or (b) a majority of the officers having the power to represent the corporation are non-resident
individuals.
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
Acquisition of Shares
In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident
of Japan from a resident of Japan is not subject to a prior notification requirement other than those relating to an “inward direct investment”, as hereinafter described.
Description of Inward Direct Investment
In the case where a foreign investor acquires listed shares or voting rights of a Japanese listed company (whether from a resident or a non-resident
of Japan, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares or voting rights held, directly or indirectly, by such foreign investor would become 1% or more of the total outstanding shares or the total number of voting rights of the company, such acquisition generally constitutes an inward direct investment. In the case where a foreign investor acquires the authority to exercise, either directly or through instructions, voting rights of a Japanese listed company held by other shareholders and as a result of such acquisition the total number of voting rights held by such foreign investor would become 1% or more of the total number of voting rights of the company, such acquisition generally constitutes an inward direct investment. In the case where a foreign investor manages, on a discretionary basis, shares or voting rights of a Japanese listed company and in combination with any existing management, directly or indirectly manages 1% or more of the total outstanding shares or the total number of voting rights of the company, such discretionary investment management generally constitutes an inward direct investment.
In addition, in the case where a foreign investor directly or indirectly holding 1% or more of the total number of voting rights of a Japanese listed company and, at a general meeting of shareholders, consents to certain proposals having a material influence on the management of the company such as the (a) election of such foreign investor or any of its related persons (as prescribed in the Foreign Exchange Regulations) as a director or corporate auditor of the company or (b) transfer or discontinuation of its business, such consent will also constitute an inward direct investment. Additionally, in the case where a foreign investor (a) has been granted the authority to exercise voting rights on behalf of other shareholders of a Japanese listed company regarding certain matters controlling or having a material influence on the management of such company, such as the election or removal of directors, or (b) has obtained consent from other foreign investors holding the voting rights of the company to exercise the voting rights of such company held by such other foreign investors jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant company, such arrangement regarding voting rights (hereinafter referred to as a “voting arrangement”) generally constitutes an inward direct investment.
In each case above, if there are other foreign investors with whom the foreign investor has a special relationship as prescribed in the Foreign Exchange Regulations, the shares or voting rights held by such other foreign investors will be included in the relevant number.
Prior Notification Requirements for Inward Direct Investment
If a foreign investor intends to acquire, or manage on a discretionary basis, shares or voting rights of a Japanese listed company, or to acquire the authority to exercise, either directly or through instructions, voting rights held by other shareholders and such activity constitutes an inward direct investment as described above, such foreign investor shall file a prior notification with the Minister of Finance and any other competent Ministers, unless otherwise exempted under the Foreign Exchange Regulations. The conditions for the exemption from the prior notification requirement for an acquisition or management on a discretionary basis of shares or voting rights of, or an acquisition of the authority to exercise, either directly or through instructions, voting rights of, a Japanese listed company that is engaged in certain business as designated by the Foreign Exchange Regulations (the “Designated Businesses”) other than certain Designated Business designated by the Foreign Exchange Regulations as a core sector business (the “Core Sector Businesses”) are as follows (the “Exemption Conditions”):
(a) the foreign investor or its related persons will not become directors or corporate auditors of the company;
(b) the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Regulations) at the general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the company; and
(c) the foreign investor will not access
non-public
technical information in relation to the Designated Businesses of the relevant company, or take certain other actions that may lead to the leakage of such non-public
technical information (as prescribed in the Foreign Exchange Regulations).
In the case of an acquisition or management on a discretionary basis of shares or voting rights of, or an acquisition of the authority to exercise, either directly or through instructions, voting rights of, a Japanese listed company that is engaged in the Core Sector Businesses, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds less than 10% of the total number of outstanding shares or voting rights of the company and such foreign investor complies with the Exemption Conditions and the following additional conditions:
(a) the foreign investor will not attend, or not cause any persons designated by it to attend, meetings of the company’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Businesses of the company; and

(b) the foreign investor will not make, or not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Businesses of the company.
Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange and Foreign Trade Law and (b) certain investors that are state-owned enterprises or other related entities that are not otherwise accredited by the Minister of Finance), such foreign investor may not be eligible for the exemptions described above. On the other hand, if a foreign investor falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions described above, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of outstanding shares or voting rights of the company engaged in the Core Sector Businesses.
In addition, if a foreign investor intends to consent to a proposal at the general meeting of shareholders of a Japanese listed company engaged in the Designated Businesses or to make a voting arrangement with respect to such company, in each case, that constitutes an inward direct investment as described above, prior notification of the relevant inward direct investment shall be filed with the Minister of Finance and any other competent Ministers in certain circumstances. In such cases, the exemptions from the prior notification requirements described above may not be available, except for cases where the relevant voting arrangement is a joint voting agreement with other foreign investors to exercise voting rights regarding matters other than certain matters with respect to controlling or having a material influence on the management of the relevant company.
If such prior notification is filed, the proposed inward direct investment may not be consummated prior to the lapse of 30 days after the date of filing during which time the competent Ministers will review the proposed inward direct investment, although this screening period may be shortened to two weeks by such Ministers if they no longer deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to continue to review the proposed inward direct investment, may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider that the proposed inward direct investment is likely to cause damage to the national security of Japan, to interfere with the maintenance of public order or to pose an obstacle to the preservation of public safety, and, if a foreign investor (a) consummates such inward direct investment without filing the prior notification described above; (b) consummates such inward direct investment before the expiration of the screening period described above; (c) in connection with such inward direct investment, makes false statements in the prior notification described above; or (d) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to divest all or part of the shares acquired or take other measures.
Post-fact Reporting Requirements for Inward Direct Investment
A foreign investor who consummates an inward direct investment as described above through an acquisition, or management on a discretionary basis, of shares or voting rights of, or through an acquisition the authority to exercise, directly or through instructions, voting rights of, a Japanese listed company that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers within 45 days of the date when, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds (a) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (b) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (c) 10% or more of the total number of issued shares or voting rights (excluding, in the cases of (a) and (b) above, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations)). In addition, if a foreign investor consummates the inward direct investment described above through the acquisition of shares or voting rights of, or the authority to exercise, directly or through instructions, voting rights of, a Japanese listed company that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above) and, as a result of such inward direct investment, the number of shares or voting rights held, directly or indirectly, by such foreign investor would become 10% or more of the total outstanding shares or the total number of voting rights of the company,, such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers within 45 days of such inward direct investment.
In addition, if a foreign investor consummates the inward direct investment described above through a voting arrangement with respect to a Japanese listed company that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above), such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment.
Dividends and Proceeds of Sales
Under the Foreign Exchange Regulations currently in effect, dividends paid on, and the proceeds of sale in Japan of, the shares held by non-residents
of Japan may be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident
shareholders by way of stock splits is not subject to any of the aforesaid notification or reporting requirements.
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
, no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are
Non-Resident
Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Japan’s income tax treaty with Spain has been amended to generally reduce the maximum withholding tax rate to 5%. Japan signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The tax treaties with Australia, Canada, The Czech Republic, Egypt, Finland, France, India, Ireland, Israel, Kazakhstan, Korea, Luxembourg, The Netherlands, New Zealand, Norway, Oman, Poland, Portugal, Qatar, Saudi Arabia, Singapore, Slovakia, Ukraine, United Arab Emirates, and the United Kingdom are partly overridden by the MLI as of January 1, 2021.
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
This discussion assumes that the Company was not a passive foreign investment company for 2020, as described below.
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
Passive Foreign Investment Company Rules
The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2020 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
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
Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2020.

2020
Fair value
(Millions of yen)
Fund trusts and others	532
Equity securities	18,683

19,215

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
The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2020. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2021.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	50,258	75,689	11,774	137,721
Estimated fair value	686	(992)	(133)	(439)
Forwards to buy foreign currencies:
Contract amounts	17,302	2,712	7,206	27,220
Estimated fair value	(216)	(4)	(33)	(253)
Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 8 of the Notes to Consolidated Financial Statements.
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2020 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
The amount of the hedging ineffectiveness was not material for the years ended December 31, 2018. The amounts of net losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) were ¥682 million for the years ended December 31, 2018.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer evaluated the effectiveness of Canon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act as of December 31, 2020. Based on that evaluation, Canon’s management concluded that the disclosure controls and procedures were not effective as of such date due to material weaknesses in Canon’s internal control over financial reporting, which are described in “Management’s Report on Internal Control over Financial Reporting”.
The material weaknesses did not result in any identified material misstatements in prior period consolidated financial statements. Moreover, Canon’s management, including the chief executive officer and chief financial officer, has concluded that Canon’s consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in accordance with U.S. generally accepted accounting principles.
Management’s Report on Internal Control over Financial Reporting
The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Canon’s management assessed the effectiveness of internal control over financial reporting and concluded that Canon’s internal control over financial reporting was not effective as of December 31, 2020 due to identified material weaknesses. In making this assessment, management used the criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission (“COSO”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.
Canon’s management identified deficiencies in the risk assessment and control activities principles associated with the COSO framework, which, either individually or in the aggregate, constitute material weaknesses relating to (i) identifying and analyzing significant changes that could impact the system of internal control and control activities, and (ii) integrating control activities to ensure that responses to risks are performed in a timely manner. Factors contributing to the material weaknesses described above included the failure to generate or maintain sufficient evidence supporting Canon’s consideration of the significant changes and the impact on its internal controls over financial reporting.
Canon’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the effectiveness of Canon’s internal control over financial reporting. This report appears in Item 18.
Remediation Efforts to Address the Material Weakness
Canon’s management plans to improve the agility in identifying and analyzing the significant changes that could impact the system of internal control and control activities through frequent and open communications within the organization, and to improve the process to generate and maintain sufficient evidence for significant changes.
Changes in Internal Control over Financial Reporting
Except as noted above, there has been no change in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
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
of
Regulation S-X.
Fees and services
The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Deloitte Touche Tohmatsu LLC in 2020 and Ernst & Young in 2019 for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2020	Year ended December 31, 2019
	(Millions of yen)
Audit fees	2,785	2,908
Audit-related fees	28	28
Tax fees	166	121
All other fees	108	18

Total	3,087	3,075

In addition to the above remuneration for the fiscal year under review, there was an additional remuneration of 3 million yen to Ernst & Young ShinNihon LLC for the precious fiscal year.
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
Deloitte Touche Tohmatsu LLC served as Canon’s principal accountant for 2020.
Ernst & Young ShinNihon LLC served as Canon’s principal accountant for 2019.
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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or	(d) Maximum number of shares that may yet be purchased under the plans or
2020	(Shares)	(Yen)	programs	programs
January 1 - January 31	401	3,059	—	—
February 1 - February 29	1,640,586	2,811	1,640,000	—
March 1 - March 31	16,453,946	2,759	16,453,400	—
April 1 - April 30	441	2,255	—	—
May 1 - May 31	340	2,183	—	—
June 1 - June 30	450	2,261	—	—
July 1 - July 31	319	2,125	—	—
August 1 - August 31	115	1,763	—	—
September 1 - September 30	909	1,769	—	—
October 1 - October 31	477	1,669	—	—
November 1 - November 30	401	1,830	—	—
December 1 - December 31	957	2,003	—	—
Notes:
(1)
On Feb 25, 2020, a resolution approved at the meeting of our board directors authorized the Company to acquire to up to 19.2 million shares with an aggregate purchase price of ¥50 billion during the period from Feb 26, 2020 through May 27, 2020.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Corporation Law of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2020, the Company purchased 5,942 shares for a total purchase price of 12,927,225 yen upon requests from holders of shares consisting less than one full unit.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended December 31, 2020, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2021, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period
audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill—Medical System Reporting Unit—Refer to Notes 1 and 7 to the Financial Statements
Critical Audit Matter Description
The Company tests goodwill for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis, which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on the Company’s forecast of future growth rates. The Company’s total consolidated goodwill was ¥915,564 million as of December 31, 2020, of which ¥506,513 million was allocated to the Medical System reporting unit. With regard to the goodwill attributed to the Medical System reporting unit, fair value in excess of reported carrying value as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the Medical System reporting unit could trigger an impairment.
Given the significant judgements made by management to estimate the fair value of the Medical System reporting unit, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the projected future cash flows and selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the fair value of the Medical System reporting unit included the following, among others:

•	We evaluated management’s ability to accurately project future cash flows by comparing actual results to management’s historical projections.

•	We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to:

—	Historical cash flows

—	Internal communications to management and the Board of Directors

—	Projected information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

—
Testing whether the methodology, assumptions, and models used were consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances and testing the use and weighting of valuation techniques

—	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation

—	Developing a range of independent estimates and comparing those to the discount rate selected by management
Revenue—Long
-Term
Contracts—Industry and Others Segment—Refer to Note
 14 to the Financial Statements
Critical Audit Matter Description
The Company recognized revenue on
long-term
contracts of certain industrial equipment in the Industry and Others segment totaling ¥127,693 million for the year ended December 31, 2020. The Company recognized revenue over the contract term (“over time”) for long-term
contracts of certain industrial equipment for which

there is no alternative use and for which the Company has an enforceable right to payment from customers for performance completed to date. The Company considers costs incurred and future project costs in accordance with the input method to determine progress, and as such, revenue is recognized over time based on costs incurred to date plus the estimate of margins at completion. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include production efficiencies and availability and costs of labor and materials.
Given the complexity of certain of the Company’s
long-term
contracts of certain industrial equipment in the Industry and Others segment and the judgments necessary to estimate future project costs and the margins at completion for these long-term
contracts, auditing these estimates for certain contracts required extensive audit effort and a high degree of auditor judgment, including the need to involve our legal specialists in evaluating the legal framework for determining the impact of changes in final contract settlements.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates of future costs and the margins at completion for certain long-term
contracts of industrial equipment in the Industry and Others segment included the following, among others:

•
We evaluated management’s ability to estimate future costs and margins at completion accurately by comparing actual costs and margins at completion for similar contracts that were previously completed to management’s historical estimates for such contracts.

•
We evaluated the reasonableness of management’s estimates of future costs and margins at completion by comparing the estimates to management’s work plans, engineering specifications, meeting minutes and fee proposals, and by performing corroborating inquiries with management, project managers, and engineers.

•
We selected samples from actual costs incurred subsequent to December 31, 2020 and traced them to the future costs estimate schedule to test whether the selected cost was properly included in the future costs.

•	With the assistance of our legal specialists, we evaluated the legal framework for the transaction price when it had a variable nature.
/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2021
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 30, 2021, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s Report on Internal Control over Financial Reporting:
The Company identified deficiencies in the risk assessment and control activities principles associated with the COSO framework, which, either individually or in the aggregate, constitute material weaknesses relating to (i) identifying and analyzing significant changes that could impact the system of internal control and control activities, and (ii) integrating control activities to ensure that responses to risks are performed in a timely manner. Factors contributing to the material weaknesses described above included the failure to generate or maintain sufficient evidence supporting the Company’s consideration of the significant changes and the impact on its internal controls over financial reporting.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2020, of the Company, and this report does not affect our report on such financial statements.
/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Canon Inc. and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young ShinNihon LLC
We served as the Company’s auditor for SEC reporting purposes from 2004, and as its Japanese statutory auditor from 1978, to 2020.
Tokyo, Japan
March 27, 2020,
except for the effects on the consolidated financial statement of the correction of an error as described in Note 1(y) and the realignment of segments described in Note 22, as to which the date is
March 30, 2021

Canon Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2020	2019
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	407,684	412,814
Short-term investments (Note 2)	71	1,767
Trade receivables, net of allowance for credit losses of ¥11,645 and ¥10,359 (Note 3)	535,126	559,836
Inventories (Note 4)	562,807	584,756
Prepaid expenses and other current assets, net of allowance for credit losses of ¥1,101 and ¥994 (Notes 6, 14 and 17)	283,455	286,792

Total current assets	1,789,143	1,845,965
Noncurrent receivables (Note 19)	17,276	17,135
Investments (Notes 2 and 21)	49,994	48,361
Property, plant and equipment, net (Notes 5 and 6)	1,037,680	1,089,671
Operating lease right-of-use assets (Note 18)	107,361	114,418
Intangible assets, net (Note 7)	318,497	347,921
Goodwill (Note 7)	915,564	898,661
Other assets, net of allowance for credit losses of ¥1,967 and ¥1,633 (Notes 6, 10 and 11)	390,099	409,786

Total assets	4,625,614	4,771,918

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 8)	392,235	42,034
Trade payables (Note 9)	303,809	305,312
Accrued income taxes (Note 11)	18,761	18,801
Accrued expenses (Notes 10 and 19)	317,716	336,396
Current operating lease liabilities (Note 18)	32,307	31,884
Other current liabilities (Notes 5, 14 and 17)	261,361	237,576

Total current liabilities	1,326,189	972,003
Long-term debt, excluding current installments (Notes 8 and 20)	4,834	357,340
Accrued pension and severance cost (Note 10)	345,897	368,507
Noncurrent operating lease liabilities (Note 18)	76,796	83,688
Other noncurrent liabilities (Note 11)	87,857	106,400

Total liabilities	1,841,573	1,887,938

Commitments and contingent liabilities (Note 19)

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2020 and 2019	174,762	174,762
Additional paid-in capital	404,620	405,017
Legal reserve (Note 12)	69,436	67,572
Retained earnings (Note 12)	3,409,371	3,455,083
Accumulated other comprehensive income (loss) (Note 13)	(324,789)	(308,442)
Treasury stock, at cost; 287,989,819 shares in 2020 and 269,928,993 shares in 2019	(1,158,369)	(1,108,496)

Total Canon Inc. shareholders’ equity	2,575,031	2,685,496
Noncontrolling interests	209,010	198,484

Total equity	2,784,041	2,883,980

Total liabilities and equity	4,625,614	4,771,918

See accompanying Notes to Consolidated Financial Statements.

10
9

Canon Inc. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Net sales (Notes 6,14 and 17)
Products and Equipment	2,489,829	2,835,428	3,194,724
Services	670,414	757,871	757,213

	3,160,243	3,593,299	3,951,937
Cost of sales (Notes 5, 7, 10, and 18)
Products and Equipment	1,463,637	1,627,858	1,762,171
Services	320,738	355,408	354,212

	1,784,375	1,983,266	2,116,383

Gross profit	1,375,868	1,610,033	1,835,554

Operating expenses (Notes 1, 5, 7, 10, 15, 18 and 19 ) :
Selling, general and administrative expenses	993,009	1,137,110	1,177,260
Research and development expenses	272,312	298,503	315,842

	1,265,321	1,435,613	1,493,102

Operating profit	110,547	174,420	342,452
Other income (deductions):
Interest and dividend income	2,923	5,526	6,604
Interest expense	(854)	(1,038)	(797)
Other, net (Notes 1, 2,10, 13 and 17)	17,664	16,585	14,133

	19,733	21,073	19,940

Income before income taxes	130,280	195,493	362,392
Income taxes (Note 11)	34,337	56,146	95,995

Consolidated net income	95,943	139,347	266,397
Less: Net income attributable to noncontrolling interests	12,625	14,383	13,956

Net income attributable to Canon Inc.	83,318	124,964	252,441

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 16) :
Basic	79.37	116.79	233.80
Diluted	79.35	116.77	233.78
See accompanying Notes to Consolidated Financial Statements.

1
10

Canon Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Consolidated net income	95,943	139,347	266,397
Other comprehensive income (loss), net of tax (Note 13) :
Foreign currency translation adjustments	(17,354)	(32,157)	(93,146)
Net unrealized gains and losses on securities	—	—	(141)
Net gains and losses on derivative instruments	970	(1,068)	488
Pensionliability adjustments	1,382	(3,630)	(30,570)

	(15,002)	(36,855)	(123,369)

Comprehensive income (loss)	80,941	102,492	143,028
Less: Comprehensive income attributable to noncontrolling interests	13,961	16,353	6,887

Comprehensive income (loss) attributable to Canon Inc.	66,980	86,139	136,141

See accompanying Notes to Consolidated Financial Statements.

1
11

Canon Inc. and Subsidiaries

Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Other Retained earnings	Total Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2017	174,762	401,386	66,879	3,422,668	3,489,547	(143,228)	(1,058,481)	2,863,986	224,766	3,088,752
Cumulative effects of accounting standard update – adoption of ASU No.2014-09				(106)	(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update – adoption of ASU No. 2016-01				5,343	5,343	(5,343)		—	—	—
Equity transactions with noncontrolling interests and other		3,003				(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders (165.00 yen per share) *				(178,159)	(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests									(5,558)	(5,558)
Transfers to legal reserve			237	(237)	—			—		—
Comprehensive income:
Net income				252,441	252,441			252,441	13,956	266,397
Other comprehensive income (loss), net of tax (Note 13) :
Foreign currency translation adjustments						(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities						(141)		(141)	—	(141)
Net gains and losses on derivative instruments						488		488	—	488
Pension liability adjustments						(26,824)		(26,824)	(3,746)	(30,570)

Total comprehensive income (loss)								136,141	6,887	143,028

Repurchases of treasury stock							(25)	(25)		(25)
Reissuance of treasury stock							4	4		4

Balance at December 31, 2018	174,762	404,389	67,116	3,501,950	3,569,066	(269,071)	(1,058,502)	2,820,644	189,501	3,010,145
Cumulative effects of accounting standard update – adoption of ASU No. 2017-12				122	122	(122)		—	—	—
Equity transactions with noncontrolling interests and other		641				(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders (160.00 yen per share) *				(171,487)	(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests									(5,557)	(5,557)
Transfers to legal reserve			456	(456)	—			—		—
Comprehensive income:
Net income				124,964	124,964			124,964	14,383	139,347
Other comprehensive income (loss), net of tax (Note 13) :
Foreign currency translation adjustments						(32,043)		(32,043)	(114)	(32,157)
Net gains and losses on derivative instruments						(1,073)		(1,073)	5	(1,068)
Pension liability adjustments						(5,709)		(5,709)	2,079	(3,630)

Total comprehensive income (loss)								86,139	16,353	102,492

Repurchases of treasury stock							(50,015)	(50,015)		(50,015)
Reissuance of treasury stock		(13)		(10)	(10)		21	(2)		(2)

Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	3,522,655	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980

1
12

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Other Retained earnings	Total Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Cumulative effects of accounting standard update – adoption of ASU No. 2016-13				(159)	(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		(316)				(9)	(15)	(340)	1,091	751
Dividends to Canon Inc. shareholders (120.00 yen per share) *				(126,938)	(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests									(4,526)	(4,526)
Transfers to legal reserve			1,864	(1,864)	—			—		—
Comprehensive income:
Net income				83,318	83,318			83,318	12,625	95,943
Other comprehensive income (loss), net of tax (Note 13) :
Foreign currency translation adjustments						(17,355)		(17,355)	1	(17,354)
Net gains and losses on derivative instruments						987		987	(17)	970
Pension liability adjustments						30		30	1,352	1,382

Total comprehensive income (loss)								66,980	13,961	80,941

Repurchases of treasury stock							(50,008)	(50,008)		(50,008)
Reissuance of treasury stock		(81)		(69)	(69)		150	0		0

Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

*	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.

1
13

Canon Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	95,943	139,347	266,397
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	227,825	237,327	251,554
Loss on disposal of fixed assets	4,326	5,991	5,726
Equity in earnings of affiliated companies	994	311	(1,414)
Deferred income taxes	(15,542)	(6,523)	(12,004)
Decrease (increase) in trade receivables	15,120	43,504	(17,724)
Decrease (increase) in inventories	16,075	19,895	(61,755)
Decrease in trade payables	(4,636)	(35,509)	(31,212)
Increase (decrease) in accrued income taxes	43	(22,279)	(35,284)
(Decrease) increase in accrued expenses	(16,413)	9,738	3,041
Decrease in accrued (prepaid) pension and severance cost	(16,601)	(13,722)	(17,738)
Other, net (Note 6)	26,671	(19,619)	15,706

Net cash provided by operating activities	333,805	358,461	365,293
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(164,719)	(215,671)	(191,399)
Proceeds from sale of fixed assets (Note 5)	7,815	885	9,634
Purchases of securities	(592)	(4,907)	(2,311)
Proceeds from sale and maturity of securities	558	828	1,615
Decrease (increase) in time deposits, net	1,652	(1,511)	401
Acquisitions of businesses, net of cash acquired	(127)	(8,880)	(13,346)
Other, net	(26)	688	(209)

Net cash used in investing activities	(155,439)	(228,568)	(195,615)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 8)	2,100	—	439
Repayments of long-term debt (Note 8)	(11,095)	(8,678)	(136,094)
Increase in short-term loans, net (Note 8)	5,642	4,913	2,501
Transaction with noncontrolling interests	1,376	(1,769)	(37,942)
Dividends paid	(126,938)	(171,487)	(178,159)
Repurchases and reissuance of treasury stock	(50,008)	(50,012)	(21)
Other, net	(4,526)	(5,557)	(5,554)

Net cash used in financing activities	(183,449)	(232,590)	(354,830)
Effect of exchange rate changes on cash and cash equivalents	(47)	(5,134)	(16,017)

Net change in cash and cash equivalents	(5,130)	(107,831)	(201,169)
Cash and cash equivalents at beginning of year	412,814	520,645	721,814

Cash and cash equivalents at end of year	407,684	412,814	520,645

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	1,028	888	749
Income taxes	45,471	77,654	131,616
See accompanying Notes to Consolidated Financial Statements.

1
14

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
Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 11.4%, 13.0% and 13.6% of consolidated net sales for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in the Office Business Unit.
Canon’s manufacturing operations are conducted primarily at 29 plants in Japan and 14 overseas plants which are located in countries
and
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
1
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(d)	Use of Estimates (continued)

reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: revenue recognition, allowance for credit losses, inventories, long-lived assets, leases, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions and employee retirement and severance benefit obligations. Actual results could differ materially from those estimates. In addition, new waves of
COVID-19
infections are being seen in some regions, and it is still difficult to predict when
COVID-19
will be brought under control. However, each country and region continues to pursue both the infection control and economic activities. Although the global economy is expected to recover in 2021, it is expected that some regions would continue to be affected by
COVID-19.

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
Gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥4,451 million, ¥4,236 million and ¥6,044 million for the years ended December 31, 2020, 2019 and 2018, respectively.

(f)	Cash Equivalents
All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale
securities of ¥500 million and ¥506 million at December 31, 2020 and 2019, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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
Available-for-sale
debt securities and equity securities with readily determinable fair value that are not accounted for under the equity method are recorded at fair value which is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. The changes in fair value for equity securities are included in other, net in the consolidated statements of income. The changes in fair value for available-for-sale
debt securities are included in net unrealized gains and losses on securities in the consolidated statements of comprehensive income.
Available-for-sale
debt securities are regularly reviewed for other-than-temporary declines in the carrying amount based on criteria that include the length of time and the extent to which the market value has been

1
1
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(g)	Investments (continued)

less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For available-for-sale
securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, the impairment is separated into the amount related to credit loss, which is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income (loss). For available-for-sale
securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, the impairment in its entirety is recognized in earnings. Canon recognizes an impairment loss to the extent the cost basis of the investment exceeds the fair value of the investment.
Canon measures
non-marketable
equity securities without readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer.
Realized gains and losses are determined by the average cost method and reflected in earnings.
Investments in affiliated companies over which Canon has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

(h)	Allowance for credit losses
Allowance for credit losses for trade and finance receivables is maintained for all customers based on a current expected credit loss model (Please refer to Note 1 (x) Recently adopted accounting guidance), considering various factors, including aging analysis, macroeconomic conditions and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.

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

11
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(k)	Property, Plant and Equipment (continued)

The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

(l)	Leases
As for lessor accounting, Canon provides leasing arrangements to its customers primarily for the sale of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers. Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the lease term, generally from 2 years to 50 years.
As for lessee accounting, Canon has operating and finance leases for various assets including office buildings, warehouses, employees’ accommodations, and vehicles. Canon determines if an arrangement is a lease at the inception of each contract. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in the most of Canon’s leases cannot be determined, Canon uses incremental borrowing rates based on the information available at commencement to determine the present values of lease payments. Canon has lease contracts with lease and non-lease
components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease
components based upon the estimated standalone prices. Costs associated with operating lease assets are recognized on a straight-line basis over the term of the lease.

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
Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 5 years to 18 years, license fees are 8 years, and customer relationships are 15 years, respectively. Certain costs incurred in connection with developing or obtaining internal-use
software are capitalized. These costs consist primarily of payments made to third parties and the salaries of

11
8

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
Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated, and are included in other noncurrent liabilities in the consolidated balance sheets. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

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

(q)	Net Income Attributable to Canon Inc. Shareholders per Share
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

amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to Note 14.

(s)	Research and Development Costs
Research and development costs are expensed as incurred.

(t)	Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were ¥31,273 million, ¥46,665 million and ¥58,729 million for the years ended December 31, 2020, 2019 and 2018, respectively.

(u)	Shipping and Handling Costs
Shipping and handling costs totaled ¥47,721 million, ¥51,718 million and ¥54,844 million for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

1
2
0

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	Recent Accounting Guidance
Recently adopted accounting guidance
In June 2016, the Financial Accounting Standards Board issued ASU
No. 2016-13,
Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.
Under the adoption of ASU No. 2016-13, Canon changed the presentation related to the allowance for credit losses in the consolidated balance sheets, from “ trade receivables, net” to “trade receivables, net of allowance for credit losses”, “prepaid expenses and other current assets” to “prepaid expenses and other current assets, net of allowance for credit losses” and “other assets” to “other assets, net of allowance for credit losses”.

(y)	Correction of an Immaterial Error
During the year ended December 31, 2020, Canon corrected an error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward in accordance with ASC 710 “Compensation." In evaluating whether the previously issued consolidated financial statements were materially misstated for the annual periods prior to December 31, 2020, Canon applied the guidance of ASC 250, “Accounting Changes and Error Corrections," SEC Staff Accounting Bulletin (“SAB”) Topic 1.M “Assessing Materiality” and SAB Topic 1.N “Considering the Effects of Prior Period Misstatements when Quantifying Misstatements in Current Year Financial Statements," and concluded that the effect of the error on prior period financial statements was immaterial; however, the cumulative effect of correcting the prior period misstatements in the current year would be material to the current year consolidated financial statements. As a result, Canon revised its consolidated financial statements as follows:
Consolidated balance sheet

	As of December 31, 2019
	As revised	As previously reported
	(Millions of yen)
Other assets	409,786	406,219
Accrued expenses	336,396	324,891
Retained earnings	3,455,083	3,462,182
Noncontrolling interests	198,484	199,323

1
2
1

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(y)	Correction of an Immaterial Error (continued)

Consolidated statements of income

	Year ended December 31, 2019		Year ended December 31, 2018
	As revised	As previously reported	As revised	As previously reported
	(Millions of yen)
Selling, general and administrative expenses	1,137,110	1,136,863	1,177,260	1,176,760
Operating profit	174,420	174,667	342,452	342,952
Income before income taxes	195,493	195,740	362,392	362,892
Income taxes	56,146	56,223	95,995	96,150
Consolidated net income	139,347	139,517	266,397	266,742
Less: Net income attributable to noncontrolling interests	14,383	14,412	13,956	13,987
Net income attributable to Canon Inc.	124,964	125,105	252,441	252,755

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	116.79	116.93	233.80	234.09
Diluted	116.77	116.91	233.78	234.08

Consolidated statements of comprehensive income

	Year ended December 31, 2019		Year ended December 31, 2018
	As revised	As previously reported	As revised	As previously reported
	(Millions of yen)
Consolidated net income	139,347	139,517	266,397	266,742
Less: Comprehensive income attributable to noncontrolling interests	16,353	16,382	6,887	6,918
Comprehensive income (loss) attributable to Canon Inc.	86,139	86,280	136,141	136,455

Consolidated statements of cash flows

	Year ended December 31, 2019		Year ended December 31, 2018
	As revised	As previously reported	As revised	As previously reported
	(Millions of yen)
Consolidated net income	139,347	139,517	266,397	266,742
Increase in accrued expenses	9,738	9,491	3,041	2,541
Deferred income taxes	(6,523)	(6,446)	(12,004)	(11,849)

The consolidated statements of equity have been revised, accordingly.

1
22

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

2.	Investments
The unrealized and realized gains and losses related to equity securities for the year ended December 31, 2020, 2019 and 2018 are as follows:

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Net gains and (losses) recognized during the period on equity securities	1,959	2,148	(6,092)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	477	(76)	675
Unrealized gains and (losses) recognized during the period on equity securities still held at December 31.	1,482	2,224	(6,767)

The carrying amount of
non-marketable
equity securities without readily determinable fair value totaled ¥8,559 million and ¥8,448 million at December 31, 2020 and 2019, respectively. The impairment or other adjustments resulting from observable price changes recorded during the year ended December 31, 2020 and 2019 were not significant.
There were no
available-for-sale
debt securities included in short-term investments and investments at December 31, 2020 and 2019, respectively.
The unrealized and realized gains and losses related to debt securities were not significant for the years ended December 31, 2020, 2019 and 2018, respectively.
Time deposits with original maturities of more than three months are ¥71 million and ¥1,767 million at December 31, 2020 and 2019, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Investments in affiliated companies accounted for by the equity method amounted to ¥19,634 million and ¥19,988 million at December 31, 2020 and 2019, respectively. Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were losses of ¥994 million and ¥311 million for the year ended December 31, 2020 and 2019 respectively, and earnings of ¥1,414 million for the years ended December 31, 2018.

3.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2020	2019
	(Millions of yen)
Notes	34,922	32,952
Accounts	511,849	537,243

Less allowance for credit losses	(11,645)	(10,359)

	535,126	559,836

1
23

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

4.	Inventories
Inventories are summarized as follows:

	December 31
	2020	2019
	(Millions of yen)
Finished goods	352,513	367,332
Work in process	160,696	165,399
Raw materials	49,598	52,025

	562,807	584,756

5.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2020	2019
	(Millions of yen)
Land	270,308	273,014
Buildings	1,687,921	1,658,270
Machinery and equipment	1,806,185	1,802,624
Construction in progress	37,324	77,953
Finance lease right-of-use assets	6,048	4,999

	3,807,786	3,816,860
Less accumulated depreciation	(2,770,106)	(2,727,189)

	1,037,680	1,089,671

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 were ¥162,733 million, ¥170,418 million and ¥175,771 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥27,688 million and ¥30,601 million at December 31, 2020 and 2019, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

1
24

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting
Lease income is included in Products and Equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Years ended December 31
	2020	2019
	(Millions of yen)
Lease income – sales-type and direct financing leases
Revenue at lease commencement	92,133	114,312
Interest income on lease receivables	18,594	20,382

	110,727	134,694
Lease income – operating leases	23,878	25,403
Variable lease income	5,343	6,216

	139,948	166,313

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

	December 31
	2020	2019
	(Millions of yen)
Total minimum lease payments receivable	337,265	360,146
Unguaranteed residual values	11,459	13,070
Executory costs	—	—
Unearned income	(29,541)	(33,338)

	319,183	339,878
Less allowance for credit losses	(3,068)	(2,627)

	316,115	337,251
Less current portion	(108,837)	(113,892)

	207,278	223,359

1
2
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting (continued)

Allowance for Credit Losses
The activities in the allowance for credit losses are as follows:

	Years ended December 31
	2020	2019
	(Millions of yen)
Balance at beginning of year	2,627	2,675
Charge-offs	(2,199)	(1,653)
Provision	2,351	1,495
Translation adjustments and other	289	110

Balance at end of year	3,068	2,627

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses, and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or are individually evaluated for impairment at December 31, 2020 and December 31, 2019 are not significant.
Equipment leased to customers
The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2020 and 2019 was ¥132,763 million and ¥116,681 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2020 and 2019 was ¥81,345 million and ¥82,633 million, respectively.
Maturity Analysis
The following is a schedule by year of the future minimum lease payments to be received under finance leases and non-cancellable
operating leases at December 31, 2020.

	Financing leases	Operating leases
	(Millions of yen)
Year ending December 31:
2021	121,577	9,273
2022	91,568	5,156
2023	62,913	3,154
2024	36,652	1,450
2025	16,868	617
Thereafter	7,687	129

	337,265	19,779

12
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting (continued)

Information about transferring finance receivables
Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” The sales of finance receivables were ¥19,185 million, ¥11,710 million and ¥21,909 million for the year ended December 31, 2020, 2019 and 2018. The amounts remaining uncollected were ¥36,339 million, ¥28,616 million and ¥22,956 million at December 31, 2020, 2019 and 2018, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at December 31, 2020, 2019 and 2018, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at December 31, 2020, 2019 and 2018, respectively.

7.	Goodwill and Other Intangible Assets
Intangible assets subject to amortization acquired during the year ended December 31, 2020, including those recorded from businesses acquired, totaled ¥31,413 million, which primarily consist of software of ¥29,137 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2020 are approximately 6 years. The weighted average amortization period for software acquired during the year ended December 31, 2020 is approximately 5 years.
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
The components of intangible assets subject to amortization at December 31, 2020 and 2019 were as follows:

	December 31, 2020		December 31, 2019
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	379,504	279,372	370,178	262,405
Customer relationships	155,648	46,613	153,708	35,276
Patents and developed technology	124,315	59,328	123,609	46,263
Trademarks	44,914	17,800	41,688	13,582
License fees	13,651	6,065	15,944	8,482
Other	17,163	9,235	18,972	11,846

	735,195	418,413	724,099	377,854

Aggregate amortization expense for the years ended December 31, 2020, 2019 and 2018 was ¥65,092 million, ¥66,909 million and ¥75,783 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥58,160 million in 2021, ¥46,939 million in 2022, ¥39,001 million in 2023, ¥31,291 million in 2024, and ¥27,405 million in 2025.

12
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

7.	Goodwill and Other Intangible Assets (continued)

Intangible assets not subject to amortization other than goodwill at December 31, 2020 and 2019 were not significant.
For management reporting purposes, goodwill is not allocated to the reporting unit. Goodwill has been allocated to its respective reporting unit for impairment testing.
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31, 2020
	Office	Imaging System	Medical System	Industry and Others	Total
	(Millions of yen)
Goodwill – gross	135,862	46,953	508,907	238,229	929,951
Accumulated impairment losses	(31,290)	—	—	—	(31,290)

Balance at beginning of year	104,572	46,953	508,907	238,229	898,661
Goodwill acquired during the year	—	—	—	—	—
Translation adjustments and other	1,997	2,398	(2,394)	14,902	16,903

Goodwill – gross	138,985	49,351	506,513	253,131	947,980
Accumulated impairment losses	(32,416)	—	—	—	(32,416)

Balance at end of year	106,569	49,351	506,513	253,131	915,564

	Year ended December 31, 2019
	Office	Imaging System	Medical System	Industry and Others	Total
	(Millions of yen)
Goodwill – gross	139,518	48,670	500,896	251,855	940,939
Accumulated impairment losses *	(32,428)	—	—	—	(32,428)

Balance at beginning of year	107,090	48,670	500,896	251,855	908,511
Goodwill acquired during the year	—	—	8,330	—	8,330
Translation adjustments and other	(2,518)	(1,717)	(319)	(13,626)	(18,180)

Goodwill – gross	135,862	46,953	508,907	238,229	929,951
Accumulated impairment losses *	(31,290)	—	—	—	(31,290)

Balance at end of year	104,572	46,953	508,907	238,229	898,661

*
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Prior period amounts also have been reclassified.

8.	Short-Term Loans and Long-Term Debt
Short-term loans consisting of bank borrowings at December 31, 2020 and 2019 were ¥46,461 million and ¥40,800 million, respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2020 and 2019 were 0.26% and 0.21%, respectively. Unused overdraft facilities at December 31, 2020 were ¥750,000 million. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

12
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

8.	Short-Term Loans and Long-Term Debt (continued)

Long-term debt consisted of the following:

	December 31
	2020	2019
	(Millions of yen)
Loan from banks; bearing interest of 0.09% at December 31, 2020 and 0.08% at December 31, 2019 *1	344,000	354,000
Other debt *2	6,608	4,574

	350,608	358,574
Less current portion	(345,774)	(1,234)

	4,834	357,340

*1
Canon has unsecured revolving credit facility contracts expiring in December 2021. Canon prepaid ¥10,000 million of the loan with cash flows generated during the year ended December 31, 2020. The outstanding loans under the credit facilities are ¥344,000 million at a floating interest of 0.09% and Canon has no unused credit facilities as of December 31, 2020.

*2	The other debt consisted of term-loans and finance lease obligations as of December 31, 2020 and 2019.
The aggregate annual maturities of long-term debt outstanding at December 31, 2020 were as follows:

(Millions of yen)
Year ending December 31:
2021	345,774
2022	868
2023	702
2024	434
2025	231
Thereafter	2,599

350,608

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

9.	Trade Payables
Trade payables are summarized as follows:

	December 31
	2020	2019
	(Millions of yen)
Notes	83,468	56,865
Accounts	220,341	248,447

	303,809	305,312

12
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
Obligations and funded status
Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	925,390	927,006	439,624	385,949
Service cost	30,604	30,903	5,303	6,264
Interest cost	4,064	5,074	6,087	8,643
Plan participants’ contributions	—	—	860	1,432
Actuarial (gain) loss	(11,432)	15,289	43,202	52,261
Benefits paid	(36,646)	(35,372)	(12,351)	(10,863)
Plan amendments	(859)	—	(1,463)	362
Curtailments and settlements	—	(17,510)	(6,004)	(3,608)
Foreign currency exchange rate changes	—	—	2,079	(816)
Projected benefit obligations at end of year	911,121	925,390	477,337	439,624
Change in plan assets:
Fair value of plan assets at beginning of year	704,169	682,695	294,829	248,642
Actual return on plan assets	36,060	54,170	23,912	35,298
Employer contributions	13,360	12,367	13,605	18,016
Plan participants’ contributions	—	—	860	1,432
Benefits paid	(29,550)	(28,549)	(12,351)	(10,863)
Settlements	—	(16,514)	(805)	—
Foreign currency exchange rate changes	—	—	1,663	2,304
Fair value of plan assets at end of year	724,039	704,169	321,713	294,829

Funded status at end of year	(187,082)	(221,221)	(155,624)	(144,795)

1
30

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)
Obligations and funded status (continued)

Amounts recognized in the consolidated balance sheets at December 31, 2020 and 2019 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
	(Millions of yen)		(Millions of yen)
Other assets	2,684	1,904	2,236	2,342
Accrued expenses	(791)	(818)	(938)	(937)
Accrued pension and severance cost	(188,975)	(222,307)	(156,922)	(146,200)

	(187,082)	(221,221)	(155,624)	(144,795)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2020 and 2019 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
	(Millions of yen)		(Millions of yen)
Actuarial loss	192,931	231,811	142,455	118,247
Prior service credit	(28,633)	(36,506)	(520)	268

	164,298	195,305	141,935	118,515

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	879,136	892,154	460,536	421,460
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	897,669	916,562	475,137	437,780
Fair value of plan assets	707,708	693,437	318,079	290,643
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	874,327	887,138	453,120	414,729
Fair value of plan assets	707,708	688,754	312,748	285,341

1
31

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2020, 2019 and 2018 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2020	2019	2018	2020	2019	2018
	(Millions of yen)			(Millions of yen)
Service cost	30,604	30,903	31,241	5,303	6,264	7,982
Interest cost	4,064	5,074	5,419	6,087	8,643	8,691
Expected return on plan assets	(21,013)	(19,553)	(21,983)	(12,006)	(11,919)	(12,601)
Amortization of prior service credit	(8,732)	(11,877)	(13,001)	(675)	(133)	(217)
Amortization of actuarial loss	12,401	15,247	11,900	6,122	4,345	5,108
(Gain) loss on curtailments and settlements	—	(36)	—	236	(2,197)	—

	17,324	19,758	13,576	5,067	5,003	8,963

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2020	2019	2018	2020	2019	2018
	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	(26,479)	(19,328)	58,149	31,296	28,882	(5,654)
Current year prior service credit	(859)	—	(3,963)	(1,463)	362	3,257
Amortization of actuarial loss	(12,401)	(15,247)	(11,900)	(6,122)	(4,345)	(5,108)
Amortization of prior service credit	8,732	11,877	13,001	675	133	217
Curtailments and settlements	—	(960)	—	(966)	(1,411)	(63)

	(31,007)	(23,658)	55,287	23,420	23,621	(7,351)

Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2020	2019	2020	2019
Discount rate	0.5%	0.5%	1.5%	1.6%
Assumed rate of increase in future compensation levels	2.6%	2.6%	0.9%	1.0%
Interest crediting rate for cash balance plans	1.9%	1.9%	1.0%	1.0%

1
3
2

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)
Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2020	2019	2018	2020	2019	2018
Discount rate	0.5%	0.6%	0.6%	1.6%	2.4%	2.2%
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.6%	1.0%	1.9%	1.8%
Expected long-term rate of return on plan assets	3.0%	3.0%	2.9%	4.8%	5.2%	4.4%
Interest crediting rate for cash balance plans	1.9%	1.9%	1.9%	1.0%	1.0%	1.0%
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
Outside Japan, investment policies vary by country, but the long-term investment objectives and strategies remain consistent. Canon’s model portfolio for foreign plans has been developed as follows: approximately 25% is invested in equity securities, approximately 25% is invested in debt securities, and approximately 50% is invested in other investment vehicles, such as investments in real estate assets.
The equity securities are selected primarily from stocks that are listed on securities exchanges. Prior to investing, Canon investigates the business condition of the investee companies, and appropriately diversifies investments by type of industry and other relevant factors. The debt securities are selected primarily from government bonds, public debt instruments, and corporate bonds. Prior to investing, Canon investigates the quality of the issue, including rating, interest rate, and repayment dates, and appropriately diversifies the investments. Pooled funds are selected using strategies consistent with the equity and debt securities described above. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital. With respect to investments in foreign investment vehicles, Canon investigates the stability of the underlying governments and economies, the market characteristics such as settlement systems and the taxation systems. For each such investment, Canon selects the appropriate investment country and currency.

1
33

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

The three levels of input used to measure fair value are more fully described in Note 21. The fair values of Canon’s pension plan assets at December 31, 2020 and 2019, by asset category, are as follows:

	December 31, 2020
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	80,201	—	—	80,201	—	—	—	—
Foreign companies	9,807	—	—	9,807	10,267	—	—	10,267
Pooled funds (b)	—	168,745	—	168,745		37,538		37,538
Debt securities:
Government bonds (c)	136,771	—	—	136,771	—	—	—	—
Municipal bonds	—	1,126	—	1,126	—	2,324	—	2,324
Corporate bonds	—	15,617	—	15,617	—	6,375	—	6,375
Pooled funds (d)	—	140,825	—	140,825	—	108,499	—	108,499
Mortgage backed securities (and other asset backed securities)	—	8,308	—	8,308	—	2,696	—	2,696
Life insurance company general accounts	—	117,762	—	117,762	—	27,953	—	27,953
Other assets	—	28,731	1,356	30,087	—	102,159	—	102,159
Investment measured at net asset value	—	—	—	14,790	—	—	—	23,902

	226,779	481,114	1,356	724,039	10,267	287,544	—	321,713

1
34

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

	December 31, 2019
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	77,484	—	—	77,484	—	—	—	—
Foreign companies	5,164	—	—	5,164	10,298	—	—	10,298
Pooled funds (f)	—	164,662	—	164,662		63,557		63,557
Debt securities:
Government bonds (g)	130,180	—	—	130,180	—	—	—	—
Municipal bonds	—	1,202	—	1,202	—	2,302	—	2,302
Corporate bonds	—	11,711	—	11,711	—	6,472	—	6,472
Pooled funds (h)	—	136,655	—	136,655	—	64,259	—	64,259
Mortgage backed securities (and other asset backed securities)	—	12,090	—	12,090	—	2,511	—	2,511
Life insurance company general accounts	—	121,573	—	121,573	—	9,676	—	9,676
Other assets	—	26,979	218	27,197	—	115,102	—	115,102
Investment measured at net asset value	—	—	—	16,251	—	—	—	20,652

	212,828	474,872	218	704,169	10,298	263,879	—	294,829

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥282 million.
(b)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
(d)
These funds invest in approximately 25% Japanese government bonds, 55% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 60% foreign government bonds and 40% corporate bonds for foreign plans.

(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥118 million.
(f)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(g)	This class includes approximately 85% Japanese government bonds and 15% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
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
The fair values of Level 3 asset, consisting of hedge funds, were ¥1,356 million and ¥218 million at December 31, 2020 and 2019, respectively. Amounts of actual returns on, purchases and sales of these assets during the years ended December 31, 2020 and 2019 were not significant.
Contributions
Canon expects to contribute ¥14,414 million to its Japanese defined benefit pension plans and ¥16,432 million to its foreign defined benefit pension plans for the year ending December 31, 2021.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2021	39,523	13,273
2022	41,562	14,055
2023	43,080	14,862
2024	43,251	15,783
2025	44,391	16,609
2026 – 2030	224,816	99,803
Multiemployer pension plans
The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2020, 2019 and 2018 were ¥4,224 million, ¥4,321 million and ¥4,452 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 99% funded as of December 31, 2019. The collective bargaining agreements have no expiration date. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.
Defined contribution plans
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2020, 2019 and 2018 were ¥16,334 million, ¥17,414 million and ¥19,570 million, respectively.

13
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2020
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	48,186	82,094	130,280

Income taxes:
Current	24,063	25,816	49,879
Deferred	(6,007)	(9,535)	(15,542)

	18,056	16,281	34,337

	Year ended December 31, 2019
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	107,082	88,411	195,493

Income taxes:
Current	39,483	23,186	62,669
Deferred	(4,276)	(2,247)	(6,523)

	35,207	20,939	56,146

	Year ended December 31, 2018
	Japanese	Foreign	Total
	(Millions of yen)
Income before income taxes	240,974	121,418	362,392

Income taxes:
Current	75,556	32,443	107,999
Deferred	(6,707)	(5,297)	(12,004)

	68,849	27,146	95,995

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31% for the years ended December 31, 2020, 2019 and 2018.

13
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2020	2019	2018
Japanese statutory income tax rate	31.0%	31.0%	31.0%

Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	2.3	1.7	0.6
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(5.8)	(2.9)	(2.6)
Tax credit for research and development expenses	(1.7)	(2.3)	(3.4)
Change in valuation allowance	2.4	(1.6)	0.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	2.6	2.4	0.9
Tax credit at foreign subsidiaries	(1.3)	(1.1)	(0.7)
Effect of enacted changes in tax laws	(1.5)	(0.2)	(0.1)
Other	(1.6)	1.7	0.4

Effective income tax rate	26.4%	28.7%	26.5%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2020	2019
	(Millions of yen)
Other assets	154,226	157,515
Other noncurrent liabilities	(48,247)	(59,888)

	105,979	97,627

13
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019 are presented below:

	December 31
	2020	2019
	(Millions of yen)
Deferred tax assets:
Inventories	10,551	10,225
Accrued business tax	1,629	1,282
Accrued pension and severance cost	95,386	107,463
Research and development – costs capitalized for tax purposes	4,989	4,751
Property, plant and equipment	34,923	32,040
Operating lease liabilities	20,163	25,646
Accrued expenses	28,243	29,412
Net operating losses carried forward	29,591	21,294
Other	42,741	41,759

	268,216	273,872
Less valuation allowance	(30,752)	(27,678)

Total deferred tax assets	237,464	246,194
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(9,147)	(8,769)
Tax deductible reserve	(4,040)	(4,050)
Financing lease revenue	(15,041)	(19,029)
Operating lease right-of-use assets	(19,425)	(25,249)
Intangible assets	(54,948)	(59,350)
Other	(28,884)	(32,120)

Total deferred tax liabilities	(131,485)	(148,567)

Net deferred tax assets	105,979	97,627

The net changes in the total valuation allowance were an increase of ¥3,074 million, a decrease of ¥3,056 million and a decrease of ¥49 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2020.

13
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

At December 31, 2020, Canon had net operating losses which can be carried forward for income tax purposes of ¥176,489 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	981
After one year through five years	12,332
After five years through ten years	48,181
After ten years through twenty years	11,321
Indefinite period	103,674

176,489

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥24,236 million for a portion of undistributed earnings of foreign subsidiaries of ¥1,008,414 million as of December 31, 2020 because Canon intends to permanently reinvest such undistributed earnings of foreign subsidiaries. Deferred tax liabilities will be recognized when such undistributed earnings are no longer permanently reinvested.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Balance at beginning of year	8,120	8,649	10,282
Additions for tax positions of the current year	—	—	45
Additions for tax positions of prior years	208	204	178
Reductions for tax positions of prior years	(49)	(44)	(17)
Settlements with tax authorities	—	(402)	(1,286)
Other	293	(287)	(553)

Balance at end of year*	8,572	8,120	8,649

*
The unrecognized tax benefits were offset by deferred tax assets in the amount of ¥1,412 million, ¥933 million and ¥2,043 million as of December 31, 2020, 2019 and 2018, respectively, and reported under “other noncurrent liabilities” on the consolidated balance sheets.

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥8,572 million and ¥8,120 million at December 31, 2020 and 2019, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2020, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2020 and 2019, and interest and penalties included in income taxes for the years ended December 31, 2020, 2019 and 2018 were not significant.

1
40

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Income Taxes (continued)

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2017. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2017. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2009 with few exceptions.

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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2020, 2019 and 2018 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2020 did not reflect current year-end
dividends in the amount of ¥41,831 million which were approved by the shareholders in March 2021.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥719,353 million at December 31, 2020.
Retained earnings at December 31, 2020 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥16,597 million.

1
41

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)

Cumulative effects of accounting standard update – adoption of ASU No. 2016-01	—	(5,343)	—	—	(5,343)
Equity transactions with noncontrolling interests and other	(4,200)	—	—	—	(4,200)
Other comprehensive income (loss) before reclassifications	(89,823)	—	(457)	(29,909)	(120,189)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(141)	945	3,085	3,889

Net change during the year	(94,023)	(141)	488	(26,824)	(120,500)

Balance at December 31, 2018	(63,815)	—	308	(205,564)	(269,071)

Cumulative effects of accounting standard update – adoption of ASU No. 2017-12	—	—	(122)	—	(122)
Equity transactions with noncontrolling interests and other	(424)	—	—	—	(424)
Other comprehensive income (loss) before reclassifications	(31,889)	—	(1,723)	(12,763)	(46,375)
Amounts reclassified from accumulated other comprehensive income (loss)	(154)	—	650	7,054	7,550

Net change during the year	(32,467)	—	(1,073)	(5,709)	(39,249)

Balance at December 31, 2019	(96,282)	—	(887)	(211,273)	(308,442)

Equity transactions with noncontrolling interests and other	(9)	—	—	—	(9)
Other comprehensive income (loss) before reclassifications	(17,355)	—	(1,199)	(7,530)	(26,084)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	2,186	7,560	9,746

Net change during the year	(17,364)	—	987	30	(16,347)

Balance at December 31, 2020	(113,646)	—	100	(211,243)	(324,789)

1
42

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	—	(154)	—	Other, net
	—	—	—	Income taxes

	—	(154)	—	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	—	(154)	—	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	—	—	(178)	Other, net
	—	—	37	Income taxes

	—	—	(141)	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	—	—	(141)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	3,034	661	1,341	Net Sales
	(775)	(2)	(392)	Income taxes

	2,259	659	949	Consolidated net income
	(73)	(9)	(4)	Net income attributable to noncontrolling interests

	2,186	650	945	Net income attributable to Canon Inc.

Pension liability adjustments	10,082	9,953	3,853	Other, net
	(2,484)	(2,523)	(699)	Income taxes

	7,598	7,430	3,154	Consolidated net income
	(38)	(376)	(69)	Net income attributable to noncontrolling interests

	7,560	7,054	3,085	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	9,746	7,550	3,889

*	Amounts in parentheses indicate gains in consolidated statements of income.

1
43

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2020:
Foreign currency translation adjustments
Amount arising during the year	(17,583)	229	(17,354)
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	(17,583)	229	(17,354)
Net gains and losses on derivative instruments:
Amount arising during the year	(1,731)	442	(1,289)
Reclassification adjustments for gains and losses realized in net income	3,034	(775)	2,259

Net change during the year	1,303	(333)	970
Pension liability adjustments:
Amount arising during the year	(2,495)	(3,721)	(6,216)
Reclassification adjustments for gains and losses realized in net income	10,082	(2,484)	7,598

Net change during the year	7,587	(6,205)	1,382

Other comprehensive income (loss)	(8,693)	(6,309)	(15,002)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2019:
Foreign currency translation adjustments
Amount arising during the year	(32,396)	393	(32,003)
Reclassification adjustments for gains and losses realized in net income	(154)	—	(154)

Net change during the year	(32,550)	393	(32,157)
Net unrealized gains and losses on securities:
Amount arising during the year	—	—	—
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	—	—	—
Net gains and losses on derivative instruments:
Amount arising during the year	(2,180)	453	(1,727)
Reclassification adjustments for gains and losses realized in net income	661	(2)	659

Net change during the year	(1,519)	451	(1,068)
Pension liability adjustments:
Amount arising during the year	(9,916)	(1,144)	(11,060)
Reclassification adjustments for gains and losses realized in net income	9,953	(2,523)	7,430

Net change during the year	37	(3,667)	(3,630)

Other comprehensive income (loss)	(34,032)	(2,823)	(36,855)

1
44

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

13.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)
2018:
Foreign currency translation adjustments
Amount arising during the year	(93,955)	809	(93,146)
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	(93,955)	809	(93,146)
Net unrealized gains and losses on securities:
Amount arising during the year	—	—	—
Reclassification adjustments for gains and losses realized in net income	(178)	37	(141)

Net change during the year	(178)	37	(141)
Net gains and losses on derivative instruments:
Amount arising during the year	(586)	125	(461)
Reclassification adjustments for gains and losses realized in net income	1,341	(392)	949

Net change during the year	755	(267)	488
Pension liability adjustments:
Amount arising during the year	(51,789)	18,065	(33,724)
Reclassification adjustments for gains and losses realized in net income	3,853	(699)	3,154

Net change during the year	(47,936)	17,366	(30,570)

Other comprehensive income (loss)	(141,314)	17,945	(123,369)

14.	Revenue
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
Most of Canon’s service revenue is generated from maintenance service in the office and medical system products which is recognized over time. For the service contracts of office products, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the office products is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of medical system products, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
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

1
4
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Revenue (continued)

including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related office products are sold.
Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of our estimates and materially impact future reported revenue and cost of sales.
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
Disaggregated revenue by timing is as follows. Disaggregated revenue by business unit, product and geographic area are described in Note 22.

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Revenue recognized at a point in time	958,698	701,658	287,849	527,120	(83,094)	2,392,231
Revenue recognized over time	481,514	10,580	148,225	127,693	—	768,012

Total	1,440,212	712,238	436,074	654,813	(83,094)	3,160,243

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:
Revenue recognized at a point in time	1,187,284	793,832	290,702	582,178	(93,180)	2,760,816
Revenue recognized over time	564,823	13,582	147,823	106,255	—	832,483

Total	1,752,107	807,414	438,525	688,433	(93,180)	3,593,299

14
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Revenue (continued)

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:
Revenue recognized at a point in time	1,286,079	957,518	305,457	635,929	(106,318)	3,078,665
Revenue recognized over time	582,276	12,917	132,121	145,958	—	873,272

Total	1,868,355	970,435	437,578	781,887	(106,318)	3,951,937

Revenue recognized over time includes primarily revenue from maintenance service in the office and medical system products and sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.
Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets at December 31, 2020 and 2019 were ¥42,752 million and ¥43,783 million, respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.
Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2020 and 2019 were ¥135,455 million and ¥113,030 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2020, which had been included in the deferred revenue balance at December 31, 2019, was ¥79,042 million.
Remaining performance obligations for products and equipment at December 31, 2020 primarily arise from the sales of certain industrial equipment, amounting to ¥235,825 million, 89% of which is expected to be recognized as revenue within one year and remaining 11% is within two years. Disclosure of remaining performance obligations is not required for the majority of services since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of December 31, 2020 is about two years.
Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

15.	Stock-Based Compensation
On May 1, 2020, based on the board of the directors, the Company granted stock options to its directors and executive officers to acquire 88,600 shares of common stock. Those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2020 was ¥1,459.

14
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

On March 25, 2020, based on the board of the directors, the Company granted stock options to its executive officer to acquire 10,300 shares of common stock. The Holder shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2020 was ¥1,703.
On April 26, 2019, based on the board of the directors, the Company granted stock options to its directors and executive officers to acquire 116,300 shares of common stock. The Holders shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2019 was ¥2,281.
The compensation cost recognized for these stock options for the years ended December 31, 2020 was ¥147 million and 2019 was ¥265 million and 2018 was ¥218 million, and it is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of the option award was estimated on the date of grant using the Black-Sholes option pricing model that incorporates the assumptions presented below:

	Year ended December 31, 2020		Year ended December 31, 2019
	*1	*2
Expected term of option (in years)	6.0	6.0	6.0
Expected volatility	20.32%	20.92%	19.97%
Dividend yield	6.25%	6.97%	5.05%
Risk-free interest rate	(0.12%)	(0.17%)	(0.16%)

*1	Granted on March 25, 2020
*2	Granted on May 1, 2020

14
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Stock-Based Compensation (continued)

A summary of option activity under the stock option plans as of and for the years ended December 31, 2020, 2019 and 2018 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2018	—	—		—
Granted	74,000	1

Outstanding at December 31, 2018	74,000	1	29.3	222
Granted	116,300	1

Exercised	(4,500)	1

Outstanding at December 31, 2019	185,800	1	29.0	555
Granted	98,900	1
Exercised	(37,100)	1

Outstanding at December 31, 2020	247,600	1	28.4	324

Exercisable at December 31, 2020	247,600	1	28.4	324

The total fair values of shares vested during the years ended December 31, 2020 and 2019 were ¥147 million and ¥265 million, respectively, and 2018 was ¥218 million. Cash received from the exercise of stock options for the year ended December 31, 2020 and 2019 were not significant, and for the years ended December 31, 2018 was nil.

16.	Net Income Attributable to Canon Inc. Shareholders per Share
A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Basic net income attributable to Canon Inc.	83,318	124,964	252,441
Diluted net income attributable to Canon Inc.	83,315	124,962	252,441

	(Number of shares)
Average common shares outstanding	1,049,802,197	1,069,956,767	1,079,753,008
Effect of dilutive securities:
Stock options	229,691	158,173	49,319

Diluted common shares outstanding	1,050,031,888	1,070,114,940	1,079,802,327

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	79.37	116.79	233.80
Diluted	79.35	116.77	233.78

14
9

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
Cash flow hedge
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2020 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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
Contract amounts of foreign exchange contracts at December 31, 2020 and 2019 are set forth below:

	December 31
	2020	2019
	(Millions of yen)
To sell foreign currencies	137,721	180,242
To buy foreign currencies	27,220	32,618

1
5
0

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2020 and 2019.
Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2020	2019
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	426	34
Liabilities:
Foreign exchange contracts	Other current liabilities	416	828
Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2020	2019
		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	107	317
Liabilities:
Foreign exchange contracts	Other current liabilities	809	1,745
Effect of derivative instruments in the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2020, 2019 and 2018.
Derivatives in cash flow hedging relationships

	Year ended December 31
	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
	(Millions of yen)
2020:
Foreign exchange contracts	(1,731)	Net sales	(3,034)
2019:
Foreign exchange contracts	(2,180)	Net sales	(661)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

17.	Derivatives and Hedging Activities (continued)
Effect of derivative instruments in the consolidated statements of income (continued)

	Years ended December 31
	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Millions of yen)
2018:
Foreign exchange contracts	(586)	Other, net	(1,341)	Other, net	(682)
Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2020	2019	2018
		(Millions of yen)
Foreign exchange contracts	Other, net	104	805	5,284

18.	Lessee Accounting
Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
	(Millions of yen)
Operating lease cost	40,053	43,236
Short-term lease cost	14,245	14,374
Other lease cost	120	168

	54,418	57,778

Operating lease cash flow
Supplemental cash flow information is as follows.

	Year ended December 31, 2020	Year ended December 31, 2019
	(Millions of yen)
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	36,733	41,368

Noncash activity – Rights of use assets obtained in exchange for lease liabilities
Operating leases	30,700	33,939

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

18.	Lessee Accounting (continued)

Maturity Analysis
The following is a schedule by year of the future minimum lease payments under operating leases at December 31, 2020.

(Millions of yen)
Year ending December 31:
2021	35,769
2022	26,492
2023	17,053
2024	12,403
2025	8,567
Thereafter	15,529

Total future minimum lease payments	115,813
Less Imputed Interest	(6,709)

109,104

Remaining lease term and discount rate
The following is remaining lease term and discount rate under operating leases at December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Weighted-average remaining lease term	56 months	62 months

Weighted-average discount rate	2.1%	2.2%

19.	Commitments and Contingent Liabilities
Commitments
At December 31, 2020, commitments outstanding for the purchase of property, plant and equipment approximated ¥42,434 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥121,031 million.
Guarantees
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥10,962 million and ¥11,778 million at December 31, 2020 and 2019, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.
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
Guarantees (continued)

payments Canon would have had to make in the event of default is ¥2,568 million at December 31, 2020. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2020 were not significant.
Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and the changes for the years ended December 31, 2020 and 2019 are summarized as follows:

	Years ended December 31
	2020	2019
	(Millions of yen)
Balance at beginning of year	15,846	17,318
Additions	11,355	15,945
Utilization	(10,657)	(14,488)
Other	(2,244)	(2,929)

Balance at end of year	14,300	15,846

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

20.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2020 and 2019 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 21, and Note 17, respectively.

	December 31
	2020		2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)
Long-term debt, including current installments	(346,317)	(346,275)	(354,444)	(354,444)
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
Concentrations of credit risk
At December 31, 2020 and 2019, one customer accounted for approximately 8% and 10% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

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
Assets and liabilities measured at fair value on a recurring basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2020 and 2019.

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	284	248	—	532
Equity securities	18,683	—	—	18,683
Prepaid expenses and other current assets:
Derivatives	—	533	—	533

Total assets	18,967	1,281	—	20,248

Liabilities:
Other current liabilities:
Derivatives	—	1,225	—	1,225

Total liabilities	—	1,225	—	1,225

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	506	—	506
Investments:
Fund trusts and others	489	241	—	730
Equity securities	16,740	—	—	16,740
Prepaid expenses and other current assets:
Derivatives	—	351	—	351

Total assets	17,229	1,098	—	18,327

Liabilities:
Other current liabilities:
Derivatives	—	2,573	—	2,573

Total liabilities	—	2,573	—	2,573

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
Assets and liabilities measured at fair value on a nonrecurring basis
There were no significant assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2020 and 2019.

22.	Segment Information
Canon operates its business in four

segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Prior period amounts also have been reclassified.

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
The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluate results and allocate resources for each segment based on income before income taxes.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information about operating results and assets for each segment as of and for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	1,437,188	711,317	435,368	577,130	(760)	3,160,243
Intersegment	3,024	921	706	77,683	(82,334)	—

Total	1,440,212	712,238	436,074	654,813	(83,094)	3,160,243
Operating cost and expenses	1,358,843	640,433	410,830	641,588	(1,998)	3,049,696

Operating profit	81,369	71,805	25,244	13,225	(81,096)	110,547
Other income (deductions)	5,114	(735)	300	1,090	13,964	19,733

Income before income taxes	86,483	71,070	25,544	14,315	(67,132)	130,280

Total assets	812,553	242,923	286,749	446,674	2,836,715	4,625,614
Depreciation and amortization	56,814	30,381	11,781	40,406	88,443	227,825
Capital expenditures	46,536	19,814	7,244	24,079	64,054	161,727

2019:
Net sales:
External customers	1,749,165	806,425	437,456	598,653	1,600	3,593,299
Intersegment	2,942	989	1,069	89,780	(94,780)	—

Total	1,752,107	807,414	438,525	688,433	(93,180)	3,593,299
Operating cost and expenses*	1,587,111	759,247	411,781	669,041	(8,301)	3,418,879

Operating profit	164,996	48,167	26,744	19,392	(84,879)	174,420
Other income (deductions)	5,439	1,499	539	33	13,563	21,073

Income before income taxes	170,435	49,666	27,283	19,425	(71,316)	195,493

Total assets	878,705	313,141	273,525	409,587	2,896,960	4,771,918
Depreciation and amortization	59,061	35,805	11,760	40,732	89,969	237,327
Capital expenditures	51,680	24,016	7,074	33,458	95,000	211,228

2018:
Net sales:
External customers	1,865,056	969,660	437,305	679,916	—	3,951,937
Intersegment	3,299	775	273	101,971	(106,318)	—

Total	1,868,355	970,435	437,578	781,887	(106,318)	3,951,937
Operating cost and expenses	1,651,272	843,599	408,739	722,501	(16,626)	3,609,485

Operating profit	217,083	126,836	28,839	59,386	(89,692)	342,452
Other income (deductions)	8,280	4,179	640	2,284	4,557	19,940

Income before income taxes	225,363	131,015	29,479	61,670	(85,135)	362,392

Total assets	937,607	371,944	247,282	390,282	2,955,840	4,902,955
Depreciation and amortization	66,107	38,054	9,365	39,926	98,102	251,554
Capital expenditures	48,415	25,712	7,454	23,887	95,036	200,504

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

consolidated statements of income. The balance of the related employee severance liability as of December 31, 2019 is ¥10,225 million. The restructuring charges for the years ended December 31, 2020 and 2018 were not significant.
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
Information about sales by product and service to external customers for each segment for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Years ended December 31
	2020	2019	2018
	(Millions of yen)
Office
Monochrome copiers	204,574	261,964	280,035
Color copiers	304,689	382,845	403,522
Printers	502,156	624,601	702,378
Others	425,769	479,755	479,121

Total	1,437,188	1,749,165	1,865,056
Imaging System
Cameras	347,240	466,306	594,567
Inkjet printers	317,371	285,821	318,382
Others	46,706	54,298	56,711

Total	711,317	806,425	969,660
Medical System
Diagnostic equipment	435,368	437,456	437,305

Industry and Others
Lithography equipment	142,516	157,160	199,722
Others	434,614	441,493	480,194

Total	577,130	598,653	679,916

Corporate	(760)	1,600	—

Consolidated	3,160,243	3,593,299	3,951,937

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

22.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
	(Millions of yen)
Net sales:
Japan	806,305	872,534	869,577
Americas	852,451	1,029,078	1,076,402
Europe	795,616	882,480	1,015,428
Asia and Oceania	705,871	809,207	990,530

Total	3,160,243	3,593,299	3,951,937

Long-lived assets:
Japan	1,011,109	1,053,074	1,046,065
Americas	133,648	148,669	129,989
Europe	175,516	191,050	169,357
Asia and Oceania	143,265	159,217	136,602

Total	1,463,538	1,552,010	1,482,013

Net sales are attributed to areas based on the location where the product is shipped and the service is performed to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥801,376 million, ¥958,442 million and ¥995,245 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Long-lived
assets represent property, plant and equipment, intangible assets, and operating lease right-of-use
assets for each geographic area.

23.	Subsequent Event
On January 19, 2021, Canon borrowed ¥20,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

Canon Inc. and Subsidiaries

Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period
	(Millions of yen)
Year ended December 31, 2020:
Allowance for credit losses
Trade receivables	10,359	3,419	(1,983)	(150)	11,645
Finance receivables	2,627	2,351	(2,199)	289	3,068
Year ended December 31, 2019:
Allowance for credit losses
Trade receivables	11,477	1,840	(2,189)	(769)	10,359
Finance receivables	2,675	1,495	(1,653)	110	2,627
Year ended December 31, 2018:
Allowance for credit losses
Trade receivables	13,378	1,347	(2,789)	(459)	11,477
Finance receivables	2,681	938	(1,284)	340	2,675

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2.1	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2009

2.2	Description of our Common Stock incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

2.3	Description of our American Depositary Shares represented by American Depositary Receipts (“ADRs”), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2020

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended December 31, 2020, has been formatted in Inline XBRL

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
Date March 30, 2021

164