Form 20-F
period 2021-12-31
CANON INC
filed 2022-03-30
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
As of December 31, 2021, 1,045,771,759 shares of common stock, including 19,101,237 ADSs, were outstanding.
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2021 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 4, 2022, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥ 114.65 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “2021” refers to the Company’s fiscal year ended December 31, 2021, and other fiscal years of the Company are referred to in a corresponding manner.
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

Selected financial data *1*3*4:	2021	2020	2019	2018	2017

	(Millions of yen, except average number of shares and per share data)
Net sales	¥3,513,357	¥3,160,243	¥3,593,299	¥3,951,937	¥4,080,015
Operating profit	281,918	110,547	174,420	342,452	322,211
Income before income taxes	302,706	130,280	195,493	362,392	354,490
Net income attributable to Canon Inc.	214,718	83,318	124,964	252,441	242,081
Advertising expenses	36,812	31,273	46,665	58,729	61,207
Research and development expenses	287,338	272,312	298,503	315,842	333,371
Depreciation of property, plant and equipment	156,333	162,733	170,418	175,771	189,712
Increase in property, plant and equipment	151,914	132,302	178,088	159,316	147,542
Long-term debt, excluding current installments	179,750	4,834	357,340	361,962	493,238
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	2,873,773	2,575,031	2,685,496	2,820,644	2,863,986
Total assets	4,750,888	4,625,614	4,771,918	4,902,955	5,201,626

Average number of common shares in thousands	1,045,633	1,049,802	1,069,957	1,079,753	1,085,439

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥205.35	¥79.37	¥116.79	¥233.80	¥223.03
Diluted	205.29	79.35	116.77	233.78	223.03
Cash dividends declared	100.00	80.00	160.00	160.00	160.00
Cash dividends declared (U.S.$)*2	$0.889	$0.745	$1.514	$1.440	$1.483
Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
2.
Annual cash dividends declared (U.S.$) are translated from yen based on a weighted average of the noon buying rates for yen in New York City as reported by the Federal Reserve Bank of New York in effect on the date of each semiannual dividend payment or on the latest practicable date.

3.
Canon adopted Accounting Standards Update (“ASU”)
No. 2017-07
from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification from cost of sales, and selling, general and administrative expenses, and research and development expenses into other income (deductions) for the year ended December 31, 2017.

4.
Certain figures for the fiscal years ended December 31, 2019, 2018 and 2017 presented in the table above have been revised from the versions previously disclosed. During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company’s and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. For further details, please refer to Note 1 (y) of the Notes to Consolidated Financial Statements.

B. Capitalization and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk factors
Canon is one of the world’s leading manufacturers of office multifunction devices (“MFDs”), laser printers, inkjet printers, cameras, medical equipment and lithography equipment.
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
Canon’s digital camera, network camera, and video analytics business operates in a highly competitive environment.
As the photographic capabilities of other digital devices, including smartphones, have improved significantly, consumer preferences for taking photographs have also changed and diversified. As a result, the digital camera market is shrinking, with competition intensifying in price and performance. Under these circumstances, one of Canon’s strategies is developing higher performance digital cameras with further differentiation from smartphones, and further strengthening its product capabilities focusing on models for professional and advanced amateur users. Canon is also developing new categories of cameras in order to attract new users who demand ease of use and taking photographs in specific situations. On the other hand, the market for network cameras is growing because of high demand in the security and video analytics solution sectors. As a result, the competition within those sectors intensifies.

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
Regarding the market for Canon’s medical equipment sold to medical institutions, mainly in the area of diagnostic imaging, it takes a long time to design, research, develop and commercialize products, because it is necessary to prove the clinical effectiveness of new technologies and new products, and obtain regulatory approvals and certifications prior to sale in individual countries and regions. In addition, the market may be affected by changes in the environment such as trade frictions, the shortage of raw materials and containers, the acceleration of national particularism, and the reduction of medical expense budgets of our customers and changes in the cost-sharing ratio in social security and health insurance systems. Furthermore, as an indirect effect of COVID-19, an increase of cancer and cardiovascular patients precipitated by lower participation in routine medical check-ups may adversely affect medical expense burdens of Canon’s medical institution customers, which could reduce demand for medical equipment.
Canon invests in research and development (“R&D”) of new medical device technologies based on detailed analysis of the potential technical and business prospects for such technologies. Although Canon has been taking initiatives to analyze market information and respond to the market changes despite these investments, Canon may become less competitive if it cannot anticipate whether new technologies will have the expected clinical effects or developments in the market or regulatory environment for such technologies. Canon may need to significantly modify its business plans in response to these challenges and it may not be able to generate the expected returns on its investments in R&D of medical devices.
Because the semiconductor lithography equipment and flat panel display (“FPD”) industry is highly cyclical, Canon may be adversely affected by any downturn in demand for semiconductor devices, FPD panels and organic light emitting diode (“OLED”) panels.
The semiconductor lithography equipment and FPD lithography equipment industry is characterized by fluctuating business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of semiconductor devices and panels have at times led to significantly reduced demand for capital equipment, including the semiconductor lithography equipment, FPD lithography equipment and OLED vapor deposition equipment that Canon produces. Despite this cyclicality, Canon must maintain significant levels of R&D expenditures to remain competitive. A future cyclical downturn in the lithography equipment industry and related fluctuations in the demand for capital equipment could cause cash outflow due to declining sales and excess inventory stocks to fall below the level necessary to offset Canon’s expenditures, including those arising from R&D, and could consequently have a material adverse effect on Canon’s operating results and financial condition.
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
Canon depends on HP Inc. for a significant part of its business and has had a strong relationship with HP Inc. as an original equipment manufacturing (“OEM”) partner. However, Canon’s business and operating results may be affected by the policies, business and operating results of HP Inc. Any decision by HP Inc. management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.
Canon has built close relationships with the other major business partners of Canon products but Canon’s business and operating results may be affected by the policies, business and operating results of those partners. Any decision by the senior management team of such partners to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and operating results.
Canon seeks to maintain a well-balanced sales channels of direct sales and indirect sales in each region. In addition to existing business partners, Canon continues to develop new business partners as well. Nevertheless, Canon’s operating results may be adversely affected should business conditions change more dramatically than expected.
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
Declines in consumption and restrained investment due to an economic downturn in major markets such as Japan, the United States, Europe, Asia and others may affect Canon’s operating results. Political and diplomatic issues due to the unfolding situation in Ukraine or trade frictions may also adversely affect Canon’s operating results. The operating results for products such as office, diagnostic equipment and industrial equipment are affected by the financial results of its corporate customers or medical institutions, and deterioration of their financial results has caused and may continue to cause customers to limit capital investments. Demand for Canon’s consumer products, such as cameras and inkjet printers, is discretionary. Rapid price declines owing to intensifying competition and declines in levels of consumer spending and corporate investment could adversely affect Canon’s operating results and financial position.
Canon derives a significant portion of its revenue from its international operations. As a result, Canon’s operating results and financial position have been and may continue to be significantly affected by changes in the value of the yen versus foreign currencies. Sales of Canon’s products denominated in foreign currencies have been and may continue to be adversely affected by the strength of the yen against foreign currencies. Conversely, a strengthening of foreign currencies against the yen will generally be favorable to Canon’s foreign currency sales. Canon’s consolidated financial statements are presented in yen. As such, the yen value of Canon’s assets and liabilities arising from foreign currency transactions have fluctuated and may continue to fluctuate. Unpredictable fluctuations may have certain effects on Canon’s consolidated financial statements. Although Canon strives to mitigate the effects of foreign currency fluctuations arising from its international business activities, such as executing currency hedge transactions through short-term forward exchange contracts, and by reflecting exchange rate movements in its product pricing, Canon’s consolidated financial statements have been and may continue to be affected by currency translations from the financial statements of Canon’s foreign subsidiaries and affiliates, which are denominated in various foreign currencies.
In addition, there are various political, diplomatic or economic issues in countries and regions around the world, including issues related to the unfolding situation in Ukraine and there is a risk that Canon will face unexpected political, legal or regulatory changes.
With regard to the occurrence of unfavorable political, diplomatic or economic conditions, Canon strives to monitor local conditions through daily communication with its subsidiaries and by collecting information through regular business inquiries, which is reflected in its business strategies and forecasts of financial results. If demand is expected to decline in a specific market or globally, Canon adjusts its production in accordance with the production and supply system.
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
Canon’s main business is to develop products, purchase raw materials and parts, manufacture products, and sell them worldwide. In its business activities, Canon strives to build an optimal supply chain for the entire chain of activities, from the purchase of raw materials to production and sales. In particular, Canon has striven to build optimal production systems and improve the quality of its products, including by building an efficient production system using automation and robotization technology, promoting in-house
production of key parts, controlling the degree of external dependence, and reducing manufacturing costs to increase its resistance to rising raw material prices and supply shortages. Canon has also established a department dedicated to quality control and has worked with external suppliers to improve quality and ensure stable procurement of raw materials and parts, and established a department to manage the logistics of the entire Group, in order to increase efficiency, reduce logistics costs and quickly respond to problems when they arise. Further, Canon enters into insurance policies to cover damages incurred by accidents. Nevertheless, despite these efforts, there can be no assurance that Canon will be able to prevent or mitigate adverse effects on its supply chain, and there is a possibility that a shortage of raw materials and parts supply, quality problems, rising production costs, as well as stagnation in distribution, accidents of transportation and damages triggered by other factors in the production and sales of products may have an adverse effect on Canon’s operating results.
Canon relies on specific external suppliers for critical parts and materials to be used in products that meet Canon’s strict quality, efficiency and environmental standards. Canon’s business performance may be adversely affected by suspension of production activities or higher production costs in the event of any unforeseen circumstances affecting suppliers of parts and materials used across Canon’s product lineup, or in the event of a quality problem, insufficient supply, or sharp price increases affecting such parts and materials. In addition, if the global shortage in the supply of semiconductor chips is prolonged or becomes worse, Canon may experience higher materials costs or diminished sales due to delay in delivery of goods to customers. These factors could adversely affect Canon’s operating results.
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
In addition, the unfolding situation in Ukraine may adversely affect Canon’s supply chain such as the sharp price increases, the shortages of parts and materials, and the logistics disruptions.
Furthermore, the social trust and brand value of Canon may be damaged in case that violation of laws and the ethic violation in conjunction with human rights occur in Canon’s supply chain because actions to respect and protect human rights in the supply chain are demanded globally as corporate social responsibility.
Canon’s facilities, information systems and information security systems are subject to damage as a result of natural disasters and infectious diseases.
Canon’s headquarters building, information systems and major facilities of R&D centers are located in the Tokyo region, and earthquakes occur more frequently in Japan than in other parts of the world, making Japan an area that is vulnerable to the damage caused by such natural disasters. Canon’s facilities and offices in the areas of R&D, procurement, production, logistics, sales and services are located throughout the world, and there are risks of disruptions due to the stoppage of infrastructure in the wake of natural disasters such as earthquakes, typhoons and floods, as well as terrorist attacks. In addition, the frequency and intensity of extreme weather conditions and disasters is increasing due to climate change. Although Canon has been taking steps to mitigate such physical risks of climate change on its operations while also seeking to achieve cumulative CO2 emissions reductions across product lifecycles, these measures may turn out to be insufficient if the severity or speed of climate change is greater than anticipated or outpaces expectations. Such factors may adversely affect Canon’s operations, incur cost related to physical and human damage, and lower the value of the Canon brand.
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
Despite the resurgence of
COVID-19
infections due to new variants, economic activities have resumed and continued to recover due to the progress of vaccination programs. However, if the transmission further expands and is prolonged, it could lead to a slowdown of the world economy and the business of Canon, a slowdown in the business of Canon’s customers, suppliers and partners and lower investment sentiment for those parties. Further, requests by governments to restrict Canon’s business amid the pandemic may occur.
COVID-19
may have other effects on Canon’s businesses. For example, print volume of office MFDs may not recover to the expectations of Canon in view of the increasing popularity of remote work since
COVID-19.
Also, installation of industrial equipment by Canon may be slower than expected, due to slower recovery in business investment.
Furthermore, the resurgence of
COVID-19
disrupts the supply chain around the world including the production activities of Canon such as the stagnation of production activities in Southeast Asia. In addition, in case that limitations of economic activity occur in Japan and foreign countries, the closures of offices and retail outlets, overseas travel restrictions and shortage of international freight transport capacity may affect Canon’s sales activities. All of these cases may have an adverse effect on Canon’s financial position and operating results.
Canon must continue to attract and retain highly qualified professionals.
Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain qualified personnel in the area of R&D, production, sales and management. The competition to acquire human resources in the high-tech industries in which Canon operates has intensified in recent years. Moreover, owing to the accelerating pace of technological change, the importance of training new personnel in a timely manner to meet product R&D requirements will increase.
Maintaining a high level of expertise in Canon’s manufacturing technology is critical to Canon’s business. However, it is difficult to secure the requisite expertise for specialized skill areas, such as lens processing, in a short time period. Canon strives to create a work environment in which each and every employee is highly motivated and can fully demonstrate his or her abilities by making the most of his or her individuality and sense of value in order to provide an attractive workplace for capable employees. In particular, when conducting business activities globally, Canon ensures thorough compliance with labor-related laws and regulations in each country and region, respect of human rights, support of the improvement of employees’ abilities through the development of various training systems, and strengthening of the development of human resources who can show leadership internationally. Canon is systematically training successors for certain skills.
However, failure by Canon to recruit and train qualified personnel or the loss of key employees could delay R&D or slow production and could increase the risks of outflow of technologies and skills, and inappropriate knowledge transfers. These factors may adversely affect Canon’s business and operating results.
Canon’s business is subject to environmental laws and regulations.
Canon is subject to certain Japanese and foreign environmental laws and regulations in areas such as mitigation of climate change, resource conservation including product recycling, reduction of hazardous substances, clean air, clean water and waste disposal. Although Canon is making group-wide efforts to respond to climate change through a variety of measures, including energy-saving activities and the development of energy-saving products, advanced resource recycling, strict management of chemical substances through sustainable procurement, reduction of chemical substances used in production processes and emission control, there can be no assurance that such efforts will successfully achieve compliance, particularly as environmental laws and regulations continue to become more stringent globally. Due to the introduction and enforcement of new environmental regulations in Japan and other countries and regions, such as stricter energy-efficiency regulations or economic measures such as carbon taxes, or more active enforcement of existing laws and regulations, Canon may incur higher compliance costs or face liability for additional costs and damages. In addition, disclosure frameworks and standards relating to climate change and sustainability issues have continued to evolve. Although Canon reports in line with certain voluntary frameworks, it may suffer damage to its reputation if its disclosure is viewed as inadequate by investors or other stakeholders. Such costs, damages, and reputational effects could adversely affect Canon’s business and operating results.
Canon is subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at certain properties Canon formerly owned or operated. If Canon is held responsible for such costs in any future litigation or proceedings, such costs may not be covered by insurance and may be material.
Canon is subject to risks related to information security and electronic data.
Canon stores and has access to confidential electronic data relating to manufacturing, R&D, procurement and production, as well as sensitive information obtained from its customers, parties who have connections with Canon and other individuals and parties. Such electronic data is used by Canon and third party managed systems and networks. Electronic data is also used in various products to provide information services.
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
If counterfeit products that infringe Canon’s trademarks or other intellectual property rights circulate in the market, and the use thereof causes accidents, product failures, quality defects and other damage to customers, Canon’s brand value may be tarnished and its business may be harmed.
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

In addition, recently, international corporate tax avoidance has developed into a political issue with a focus on aggressive tax planning strategies of certain multinational corporations. The Organisation for Economic
Co-operation
and Development (“OECD”), established the Base Erosion and Profit Shifting (“BEPS”) project for the purpose of increasing cooperation among countries and implementing harmonization of taxation. The BEPS action plan was published in July 2013; the OECD then conducted further study based on that plan and published its final report in October 2015. Most recently, over 130 jurisdictions joined a two-pillar
plan to reform international taxation rules and ensure that multinational enterprises pay a fair share of tax wherever they operate. Canon has been reviewing the transfer pricing policy taking into consideration the two-pillar
plan proposed by OECD and the developments of international digital taxation rules.
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
) formed under the Companies Act of Japan. Its principal place of business is at
30-2,
Shimomaruko
3-chome,
Ohta-ku,
Tokyo
146-8501,
Japan. The telephone number is
+81-3-3758-2111.
The Company was incorporated under the laws of Japan on August 10, 1937 to produce and sell Japan’s first focal plane shutter 35mm still camera, which was developed by its predecessor company, Precision Optical Research Laboratories, which was organized in 1933.
In the late 1950s, Canon entered the business machines field utilizing technology obtained through the development of photographic and optical products. With the successful introduction of electronic calculators in 1964, Canon continued to expand its operations to include plain paper copying machines, faxes, laser printers, bubble jet printers, computers, video camcorders and digital cameras. In 2016, Canon acquired Toshiba Medical Systems Corporation (Canon Medical Systems Corporation “CMSC” as of January 4, 2018) and has expanded its medical business.
In 2021, 2020, and 2019, Canon’s increases in property, plant and equipment were ¥151,914 million, ¥132,302 million and ¥178,088 million, respectively. In 2021, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
For 2022, Canon projects to invest in property, plant and equipment of approximately ¥180,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated internally through operations.
The SEC maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on Canon’s website at https://global.canon/en.

B. Business overview
Canon is one of the world’s leading manufacturers of office MFDs, laser printers, inkjet printers, cameras, medical equipment and lithography equipment.
Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2021, 76.4% of consolidated net sales were generated outside of Japan, with approximately 27.6%, 25.5% and 23.3% generated in the Americas, Europe and Asia and Oceania, respectively.
Canon’s strategy is to develop innovative, high value-added products incorporating advanced technologies.
Canon’s R&D activities range from basic research to product-oriented research directed at maintaining and increasing Canon’s technological leadership in the marketplace.
Canon will work to realize the optimized global allocation of its production assets based on changes in local conditions in each country and region. Canon has manufacturing subsidiaries in a variety of countries and regions, including the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and the Philippines.
As a concerned member of the world community, Canon emphasizes recycling and has increased its use of clean energy sources and cleaner manufacturing processes. Canon has also launched programs to collect and recycle used Canon cartridges and to refurbish used Canon MFDs. In addition, Canon has removed virtually all environmentally unfriendly chemicals from its manufacturing processes.
Products
Canon operates its business in four segments: the “Printing Business Unit,” the “Imaging Business Unit,” the “Medical Business Unit”, and the “Industrial and Others Business Unit”.
- Printing Business Unit –
Canon manufactures, markets and services a full range of office MFDs, laser printers and inkjet printers for home and office use and production print products for print professionals. Canon also delivers added value to customers through software, services and solutions.
In 2020, Canon expanded its hardware offerings by providing “imageRUNNER ADVANCE DX” with advanced scanning, security and cloud-based features.
Canon released the new product of 3 series 9 models in 2021 and expanded the lineup of the “imageRUNNER ADVANCE DX” series.
Canon is also providing a software named “uniFLOW Online” which enabled the new “imageRUNNER ADVANCE DX” to connect to cloud services. In addition to cloud integration and enhanced security, Canon has redesigned its flagship products to include scanning functions that efficiently digitize paper documents. In order to maintain and improve its competitiveness and respond to increasingly sophisticated customer demand, Canon will continue to strive to further enhance its product lineup in line with market trends, strengthen its ability to respond to solutions, and improve its sales capabilities.
In production printing, demand for quick delivery,
on-demand
printing and variable data printing is increasing.

As the new unit for the “imagePRESS C10010 VP/C9010 VP”, the flagship model in the “imagePRESS” series of production printers, Canon provided the “Inspection Unit A1”, which automates the inspection process, and the “Sensing Unit A1”, which automates image adjustment. This greatly reduces the time and effort required for inspection and recovery such as visual confirmation of printed images and reprinting of pages with poor output, contributing to stable print quality.
Regarding large-format inkjet printers, Canon offers the “imagePROGRAF PRO” series, which features newly developed
12-color
“LUCIA PRO ink” which significantly improves color reproduction and expression in dark areas to meet the high-quality image requirements of art professionals. Canon also offers the “imagePROGRAF TZ/TX/TM/TA” series, which is equipped with “LUCIA TD”, a five-color pigment ink that enables high-quality printing according to a variety of printing applications and paper suitability, for large-format printing needs, ranging from large-volume printing of drawings at design offices to CAD and poster printing at companies and stores. Canon also offers the ”imagePROGRAF GP” series which is equipped with fluorescent ink, the first in the industry, for brighter and softer color reproduction.
For the
high-end
production inkjet market Canon offers industry-leading, continuous feed printers for massive print volumes at highest efficiency with highest-quality results in full color.
The “ColorStream” Series inkjet press provides a modular and customizable offering with highest productivity and flexibility for color and monochrome production of transaction, TransPromo, direct mail, book and manual applications including security inks such as Magnetic ink character recognition (“MICR”) or invisible ink.
The “ProStream” Series is a unique breed of fast, high-productivity continuous feed inkjet presses combining the vibrant colors and productivity of offset with the variable-data versatility of digital printing.
As for cutsheet inkjet printers, Canon provides the “varioPRINT iX” series that has revolutionized the commercial printing business experience. It combines stunning image quality and a wide media range with the high productivity and attractive cost-efficiency of inkjet. The “varioPRINT iX” series press offers high uptime, reliability, and productivity to produce more in less time. It is ideal for printing companies who need predictable and fast production with minimal calibration and setup so that they can handle and fulfill any job based on the agreed turnaround time and price, resulting in more profit and more business for Canon’s customers.
In the large format and graphic arts market, Canon provides unique UV LED solutions under the Colorado and Arizona brands, targeting best-in-class
productivity combined with lowest cost of ownership to enable professional print providers to deliver a wealth of graphics and industrial applications to their customers.
Regarding inkjet printers, Canon offers a wide range of products to meet the various needs of its customers, based on its core technology Full-photolithography Inkjet Nozzle Engineering (“FINE”), which enables realization of high-speed printing and high-quality image at the same time.
Especially since the spread of
COVID-19
infections, the use of inkjet printers for home use has been rapidly increasing due to the diversification of work styles and learning methods. Canon has responded to these different customer needs with both Ink Cartridge Printers, with replaceable Ink Cartridges and Refillable Ink Tank Printers, with its built-in
ink tank which offers high productivity and low running costs. With these products, Canon provides powerful printing support for a variety of situations, from home work and study to business use.
As for laser printers, there are concerns over lagging growth of the entire market affected by decrease in demand for printing, which is caused by changes in users printing behavior due to the prevalence of smartphones, cloud computing, etc. Canon has focused on expanding sales of high value-added products from mid to high-end
class, especially for multifunction printers (“MFPs”). In response, Canon aims to increase sales volume and market share by enhancing competitiveness with even more focus on contractual business which engages with customers for a certain period, accompanied with leveraging technical innovation and so forth.

Since 2020, the market has been affected due to low office print usage driven by
COVID-19.
In contrast,
low-mid
class of printers are in constant demand due to remote work and learn-from-home needs.
The pandemic caused lockdowns in Southeast Asian countries where Canon has production facilities, which caused those facilities to see declines in operating capacity as well as a shortage of raw materials and parts. This has led to a temporary shortage of printer supplies. Canon will strive to ensure a stable supply of products by stable procurement of raw materials and parts and promoting parallel production.
- Imaging Business Unit –
Canon manufactures and markets digital cameras, as well as lenses and various related accessories.
In interchangeable lens digital cameras, Canon launched its most technologically advanced full-frame mirrorless camera, “EOS R3”, which was designed to meet the reliability and durability demands of professionals. The interchangeable lens digital camera market remains strong, driven by strong demand for high-resolution images and videos, by increases in personal consumption, and moreover driven by strong demand for “EOS R5” and “EOS R6” which have been highly acclaimed in the market since 2020. As a result, Canon has maintained a leading market share in digital interchangeable-lens cameras in terms of volume in the major regions/countries, such as the United States, Europe, China and Japan.
Canon aims to expand the imaging domains of interchangeable lens digital cameras, and believes there remains considerable room for future growth through development of new products based on state-of-the-art
technology such as higher picture quality, small and lightweight body and versatile movie/network functions.
Canon has announced eight new RF lenses for full-frame mirrorless cameras. Sales of RF lenses increased due to the synergistic effect with the EOS R series camera body. In the fourth quarter, Canon launched the “EOS VR SYSTEM” as a new virtual reality (“VR”) imaging production system which started with the “RF5.2mm F2.8 L Dual Fisheye” which is Canon’s optical solution to the many challenges that have troubled VR image makers for years.
As for compact digital cameras, while the overall market has been shrinking, Canon will continue to strengthen its premium lineup and strive to improve its profitability. Moreover, Canon is developing new camera genres, such as “PowerShot ZOOM” and “PowerShot PICK”, in order to discover new needs for ease of use and shooting in specific scenes.
In the compact photo printer market, Canon has endeavored to promote sales by capturing sales demand for printing at home even in the harsh environment of
COVID-19.
With its advantages, such as easy operation, portability,
lab-quality
photo print, and durability, “SELPHY” has gained a strong market position in each region. Canon plans to tap into new customer demand and to maintain its lead in this market.
The solution combining network cameras and video analytics software has expanded as a social infrastructure beyond security applications, and its market is growing steadily together with the cloud business. Sales of network cameras have been growing steadily with minimal impact on sales caused by
COVID-19.
In the midst of this pandemic, the need for monitoring congestion, due to the impact that congestion may have on the potential spread of disease, has become more apparent. Solutions that enable users to grasp the situation remotely and in real time, and combine video analytics software such as people counters, passer-by
counters with network cameras, have been introduced to medical facilities, educational institutions, resort areas, and large-scale events in various regions to ensure safety and security.
For the advanced surveillance market such as port surveillance, the
“ML-105
EF” and
“ML-100
M58” ultra-high sensitivity multipurpose cameras were launched globally to enhance the line-up
at the end of 2020 and in 2021. The
ML-series,
despite its compact size, contributes to ensuring the security and research activities in dark places by taking advantage of ultra-high sensitivity, which allows the cameras to capture color video even in the dark, where it is difficult to recognize with the naked eye.

Canon acquired Axis communications in 2015 which is the industry leader in network video. In 2021, Canon presented several new products and innovations, including the
“ARTPEC-8”,
a new generation
system-on-chip
(“SoC”) with an original design that supports image analysis using deep learning with a single camera, contributing to continued growth and strengthened position.
For the industry to promote Digital Transformation (“DX”), Canon offers three new video solutions. (1) Canon has already begun providing Automated Guided Vehicle (“AGV”) manufacturers with “Vision-based Navigation Software”, a video content analytics software that includes “Visual SLAM technology”, which uses cameras to simultaneously estimate three-dimensional information, position and orientation of the surrounding environment. Canon aims to expand the range of applications beyond the logistics field. (2) In order to help automate various field tasks, Canon provides solutions that combine network cameras and the “Vision Edition” series of image processing software. (3) For the inspection of bridges and tunnels using image data, Canon has developed a tool to confirm image quality and provide a service to detect cracks using AI technology.
In the content creation market for films and dramas, OTT * services have expanded the market, and a large amount of high-quality content is required. In the news and broadcasting area, there is a demand for a system that can distribute news contents immediately and efficiently. In addition, with the rise of new types of content creators such as YouTubers, the trend in the market is undergoing a major change; there is a growing demand for “ease of handling” in addition to the image quality in order to cope with diverse shooting environments. To respond to these demands, Canon has introduced the “EOS C70”, a compact and lightweight digital cinema camera that delivers high image quality for filmmaking, the “CINE-SERVO lens” series supports a wide range of focal lengths with three lineups, and the “XF605”, a professional camcorder that supports functions for live streaming and immediate news delivery. Additionally, Canon introduced the
IP-based
remote camera system
“CR-N500”,
“CR-N300”,
and
“RC-IP100”
that enable multicamera control with a single operator.
Most of large-scale sports and music events have been postponed due to
COVID-19,
but events have been resuming since the middle of 2021, including the launch of the Olympic and Paralympic Games Tokyo 2020, and this trend is expected to continue through 2022 especially in Europe and the United States.
While investment in broadcasting equipment is on a recovery trend, Canon has introduced broadcast lenses, including the “UJ 122x”, the 4K long zoom broadcast lens.
Furthermore, in the area of video solutions, Canon will work to create business in “volumetric video”, which is expected to expand in the market, such as new video expression in sports broadcasting, entertainment, and commercials, data utilization in metaverse, and promotion of standardization.
Canon will continue to contribute to the development of image culture by responding to a wide range of professional needs in the field of image production by introducing products and solutions that reflect changes in market conditions.
* OTT stands for over the top. A media service that provides video content directly to viewers via the Internet, which has been provided by terrestrial broadcasting, satellites, cable television, etc.
- Medical Business Unit –
Canon markets diagnostic imaging systems, including Computed tomography (“CT”), Magnetic resonance imaging (“MRI”), ultrasound, and
X-ray
systems, as well as clinical laboratory systems and healthcare IT solutions, and provides them to customers in more than 150 countries and regions around the world, offering technology that enables early detection and fast diagnosis. Canon strives to help customers provide reliable, patient-friendly healthcare and achieve efficiency as well as cost reduction through its medical systems and services.

Canon continues to support medical professionals and other concerned parties that are striving to control
COVID-19
by offering total solutions for its diagnosis. For example, Canon helped the Diving World Cup secure the safety of the athletes and staff by setting up an on-site
COVID-19
testing facility, and also supported cruise ship companies by installing
COVID-19
RNA detection systems in the inspection cabin so that they can quickly test crews and passengers before boarding and during the voyage.
In the CT systems business, the mainstay of Canon’s medical business units, Canon kept top share in the Japanese market. Canon introduced a new edition of
320-row
area detector CT system with super-resolution deep-learning reconstruction technology in Japan. Canon also acquired Canada’s Redlen Technologies Inc. (“Redlen”) as a wholly owned subsidiary which has a key detector technology for photon-counting CT (“PCCT”) scanner, expected to be the next generation of CT, which will enable Canon to accelerate the development of the next generation scanner and strengthen its systems business centered around CT. Canon is already working on a research project in collaboration with the National Cancer Center Japan Exploratory Oncology Research & Clinical Trial Center and EAST Hospital to create PCCT technology toward its commercialization under the cooperative research agreements signed in July and November, 2020.
Canon previously introduced a suite of Deep Learning and Machine Learning-based Advanced intelligent
Clear-IQ
Engine (“AiCE”) to CT, MRI, and Positron Emission
Tomography-CT
(“PET-CT”),
and incorporated Deep Learning technology to support effective exam into premium ultrasound series in 2021.
In the ophthalmic equipment business, Canon realized the industry’s widest (as of December 2021) field of view imaging with Optical Coherence Tomography (“OCT”) Angiography, which enables depiction of retinal blood vessels without using fluorescein, and stayed competitive in this growing but competitive OCT market segment.
By incorporating various strengths (such as precision mechanical design, processing technology, sensor technology, and image processing technology) and advancing synergy with Canon’s group technology among the development, manufacturing, and servicing of Canon’s medical equipment products, Canon continues to provide products with high added value that further contribute to the healthcare field.
In the medical components business, 2021 saw the restarts of economic activities in many countries with more and more people vaccinated, causing an increase in demand of consumer products which require semiconductor chips and other components, which led to the worldwide shortage of semiconductor and other components. Despite this negative impact, Canon managed to keep up production and supply of Digital Radiography (“DR”) products, an essential component of diagnostic mobile
X-ray
systems, which was still high in demand into 2021 for diagnosis and treatment of
COVID-19
patients, and contributed to the professionals in the medical practice.
- Industrial and Others Business Unit -
In the semiconductor lithography equipment market, although uncertainty in the timing of economic recovery from
COVID-19
and the intensification of trade friction had caused concerns primarily related to capital expenditure, such matters resulted in only minor impact to the market. Capital expenditures for lithography equipment, particularly for memory and logic device, remained strong in all segments. In the back-end
lithography systems market, demand for higher integration and thinner semiconductor chips increased, leading to increased capital expenditures for higher memory capacity using Through-Silicon Via (“TSV”) technology and wafer-level packaging.
Responding to diversified semiconductor applications, Canon has established
“design-in”
business style, which enables customer needs to be reflected in the early stage of its product development process. As a result of its steady progress in developing value-added products, Canon offers a wide variety of products for Internet of Things (“IoT”) devices and automotive semiconductors, which are rapidly becoming more widespread. As for memory productions, Canon is ready to expand its market share further through sale of the KrF scanner
“FPA-6300ES6a”
which realized the highest level of productivity and overlay, and by continuous upgrades of
i-line
stepper
“FPA-5550iZ2”.
In the
i-line
segment, Canon will add the
“FPA-3030i5a”
to its lineup, which is suitable to the manufacture of devices such as compound semiconductors and reduces the Cost of Ownership (“CoO”), which is an indicator of the total cost required to manufacture semiconductors.
For
back-end
lithography equipment lineup, Canon has introduced the
“FPA-8000iW”,
which offers both high resolution and compatibility with large square substrates. It meets the high productivity needs of Panel Level Packaging (“PLP”) which uses organic substrates to realize low power consumption for data center use Central Processing Units (“CPU”) and Graphics Processing Units (“GPU”). Canon is also preparing for the mass production of Nanoimprint semiconductor lithography equipment.
The FPD lithography equipment market remained buoyant due to a combination of recovery from delays in installation due to the impact of
COVID-19
in 2020 and responses to market needs such as
stay-at-home
demand. Capital investment by manufacturers has been steady, reflecting the tight supply of IT panels for PCs and tablets and TV panels, as well as expansion of applications such as foldable displays.
The TV panel market, which is increasingly demanding thinner panels, is expected to grow in size, increase in 4K/8K resolution, and shift to high-quality displays such as OLED. Canon meets market needs with its “MPAsp-H1003T” compatible with G8 substrates that achieve high productivity by exposing high-quality 65 -inch panel. Also, in order to meet the demand for higher definition, which is indispensable for next generation display manufacturing, Canon will add the “MPAsp-E903T” for small and medium-size
panels productions to its lineup. Canon will expand market share by continuingly meeting various panel production needs.
In the OLED display manufacturing equipment market, Canon will not only work to maintain its overwhelming competitiveness in the field of small- and medium-sized
panels, but also continue the development of equipment for large-sized panels.
NET SALES BY SEGMENT
The following table presents Canon’s net sales by segment for each of the periods shown.

	Years ended December 31
	2021	change	2020	change	2019

	(Millions of yen, except percentage data)
Printing	1,938,847	7.4%	1,804,427	-13.8%	2,092,464
Imaging	653,532	20.7	541,314	-18.2	661,706
Medical	480,362	10.2	436,074	-0.6	438,525
Industrial and Others	545,742	18.2	461,522	-6.5	493,784
Eliminations	(105,126)	—	(83,094)	—	(93,180)

Total	3,513,357	11.2%	3,160,243	-12.1%	3,593,299

Notes:

1.
Based on the realignment of Canon’s internal reporting and management structure, from 2021, Canon has changed the name and structure of segments from Office Business Unit, Imaging System Business Unit, Medical System Business Unit and Industry and Others Business Unit to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Major changes include moving Inkjet printers from Imaging System Business Unit to the Printing Business Unit, the same business unit as Office MFDs and Laser MFPs, and moving Network cameras from Industry and Others Business Unit to the Imaging Business Unit, the same business unit as Interchangeable-lens digital cameras. Net sales by segment for the fiscal years ended December 31, 2020 and 2019 also have been reclassified.

NET SALES BY GEOGRAPHIC AREA
The following table presents Canon’s net sales by geographic area for each of the periods shown.

	Years ended December 31
	2021	change	2020	change	2019

	(Millions of yen, except percentage data)
Japan	830,378	3.0%	806,305	-7.6%	872,534
Americas	968,839	13.7	852,451	-17.2	1,029,078
Europe	894,898	12.5	795,616	-9.8	882,480
Asia and Oceania	819,242	16.1	705,871	-12.8	809,207

Total	3,513,357	11.2%	3,160,243	-12.1%	3,593,299

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
In Europe, Canon sells its products primarily through Canon Europa N.V., which sells mainly through subsidiaries or independent distributors to dealers and retail outlets in each locality. In addition, MFDs are sold directly to end-users
by several subsidiaries such as Canon (UK) Ltd. in the United Kingdom and Canon France S.A.S. in France.

In Southeast Asia and Oceania, Canon sells its products through subsidiaries located in those areas. In addition, MFDs are sold directly to end-users
in Australia by Canon Australia Pty. Ltd.
For the medical business, CMSC sells its products directly or through regional marketing subsidiaries and distributors.
Canon also sells laser printers on an OEM basis to HP Inc. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2021 and 2020, OEM sales to HP Inc. constituted 11.6% and 11.4%, respectively, of Canon’s consolidated net sales.
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
Canon services its office MFDs, and printers, and supplies replacement drums, parts, toner and paper. Most customers enter into a contract under which Canon offers consumables and parts as well as break fix activities in return mainly for a fixed amount in the contract plus a per copy charge. MFDs not covered by a service contract may be serviced from time to time by Canon or local dealers for a fee.
For diagnostic imaging systems, including CT, MRI, ultrasound, and
X-ray
systems, Canon provides comprehensive repairs, service, and maintenance to ensure that customers are able to use these products to their full potential at all times. Canon maintains support contracts with customers and has technical call centers. In addition, to help ensure customer satisfaction, Canon offers service training programs for engineers working in overseas medical institutions. For the service contracts of the products of the Medical Business Unit, customers pay stated fixed fees for the stand ready maintenance service.
Patents and licenses
Canon holds a large number of patents, design rights and trademarks in Japan and abroad to protect proprietary technologies stemming from its R&D activities. Canon utilizes these intellectual property rights as important strategic management tools. For example, Canon leverages its intellectual property rights to expand its product lines and business operations and to form alliances and exchange technologies with other companies.
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
The principal elements of competition that Canon faces in each of its markets are technology, quality, reliability, performance, price and customer service and support. Canon believes that its ability to compete effectively depends in large part on conducting successful R&D activities that enable it to create new or improved products and release them on a timely basis and at commercially attractive prices. The competitive environments in which each product group operates are described below:
- Printing Business Unit -
The markets for this segment are highly competitive.
Canon’s primary competitors in the production print and business print market are Xerox Corporation ; FUJIFILM Business Innovation Corp. ; Ricoh Company, Ltd.; Konica Minolta Inc.; HP Inc.; and Lexmark International, Inc. Canon is one of the leading global manufacturers of office MFDs and laser printers.
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
- Imaging Business Unit –
Canon has continued to invest aggressively in competitive new products and intends to maintain its position in this market.
Canon’s primary competitors in the interchangeable-lens digital camera market are Sony Group Corporation and Nikon Corporation.

The mirrorless camera market is growing, especially the demand for professional and advanced amateur users is strong. Canon will work to further strengthen its lineup of EOS R System cameras and RF lenses to facilitate its aim of expanding its market share. Canon will seek to take advantage of its status as the major brand in the industry, along with its economies of scale, in order to maintain profitability.
As for network cameras, the market is competitive, and competition is driven by higher functional requirements and price pressure from customers. Canon’s primary competitors are Hangzhou Hikvision Digital Technology Co., Ltd. and Panasonic Corporation. Canon is developing the innovative technology to continue to be a global market leader in this industry.
- Medical Business Unit –
Canon’s primary competitors in the diagnostic medical imaging market are General Electric Company, Siemens Healthineers AG, Koninklijke Philips N.V., and FUJIFILM Corporation. Canon has also new competitors such as United Imaging Healthcare Co. Ltd., a Chinese vendor.
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
- Industrial and Others Business Unit -
Very severe competition continues in the markets for lithography equipment used in the production of semiconductor devices and FPD. In order to produce lithography equipment that can provide ultra-fine processing, an integration of advanced optical, control and system technologies is required, along with continuous investment in technology development. The main competitors in these markets are Nikon Corporation, for semiconductor and FPD lithography equipment, and ASML Holding N.V., for semiconductor lithography equipment.
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
Environmental regulations
Canon is subject to a wide variety of laws, regulations, industry standards and global initiatives relating to energy and resource conservation, recycling, global warming, pollution prevention, pollution remediation and environmental health and safety. Some of the environmental laws, regulations, industry standards and global initiatives that affect Canon’s businesses are summarized below.
In line with the environmental initiatives discussed below, Canon has made, or may make, commitments that require the investment of significant effort, resources and management time. Circumstances may arise, including those beyond Canon’s control that may require Canon to revise these commitments or timelines for the achievement thereof.

1.	Measures Addressing Global Climate Change
The United Nations adopted the 2030 Agenda for Sustainable Development Goals (“SDGs”) on September 25, 2015, under the UN Sustainable Development Summit. SDGs cover global issues aimed at transforming the world toward sustainable development, which are composed of 17 goals and 169 targets. The goals and targets cover a wide range of global issues, including the environmental areas such as climate change, sustainable energy, efficient use of natural resources and reduction of waste. Based upon the SDGs, member states will introduce national policies and initiatives to tackle such global environmental issues, and Canon may need to implement further actions to respond to potential national initiatives.
The Paris Agreement on climate change was adopted in 2015 and entered into force in 2016. Subsequently, in order to limit the temperature rise to 1.5 degrees Celsius, EU member states and other major countries such as U.S., China, Japan and India declared to achieve net-zero
CO2 emissions toward 2050 to 2070. Future governmental carbon neutral policies or regulations may affect Canon’s business operations, products, services, procurements and costs.
Canon aims to achieve
net-zero
CO2 emissions from its business activities by 2050 to realize carbon free society. Canon has established 2022-2025
Mid-Term
Environmental Goals and monitors its progress to be reported to the CEO for review on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by average 3% improvement”, “Raw materials and usage CO2 emissions improvement index per product by average 3% improvement”, and “Improve energy consumption basic unit at operational sites by 1.2% (compared to the previous year)”. In 2021, Canon has improved to reduce its “Life Cycle CO2 emission” per product, which was an average improvement of 4.3% (2008—2021) and cumulative 42% as compared with 2008. Total volume of lifecycle CO2 emissions in 2021 was 7.6 million tons, which was verified by a third party in February 2022. For contributing to a circular economy, Canon promotes reductions in resource consumption, product-to-product
recycling, recycling-conscious design, designing smaller and lighter products and other various activities.
Canon has disclosed climate change-related information based on the Task Force on Climate-related Financial Disclosure (“TCFD”) framework set by the Climate Disclosure Standard Board (“CDSB”) and also has disclosed environmental impact information through its Canon Sustainability Report and a platform of the Carbon Disclosure Project (“CDP”).
Canon continues to pursue CO2 emission reductions both locally and globally through energy-efficient product design and improvement of logistics and factory operations.

2.	Measures to Address the Circular Economy
The movement toward the realization of the circular economy is also accelerating. In Europe, the new Circular Economy Action Plan was announced in 2020, and a road map of the regulations was presented. Information and Communication Technology (“ICT”) industry is one of the priority targets and new regulations on matters such as durability, reparability, reuse, and remanufacturing are anticipated. In addition, increasing public concern about single-use
plastics, which are considered one of the causes of marine pollution, has led various countries to legislate to ban the use of single-use
plastics in packaging materials, and Japan to enact the “Plastic Resource Circulation Act”. Canon’s business activities will be subject to such regulations.

3.	European Union Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“the RoHS Directive”)
Under the RoHS Directive, from July 1, 2006, companies are required to ensure that electrical and electronic equipment (“EEE”) sold in the European Union does not contain lead, cadmium, hexavalent chromium, mercury, polybrominated biphenyls or polybrominated diphenyl ethers. The scope of products covered was expanded to include medical and measurement equipment starting in July 2014. New subsidiary directive of the RoHS

Directive restricting an additional four substances, Bis
(2-ethylhexyl)
phthalate (“DEHP”), Butyl benzyl phthalate (“BBP”), Dibutyl phthalate (“DBP”) and Diisobutyl phthalate (“DIBP”), was published in June 2015, and these substances were restricted starting in July, 2019. In 2018, study for more additional restricted substances was started, and the preparatory study for the next recast of RoHS was started in 2019. In parallel with these developments, all the RoHS exempted applications for which the restricted substances can be used are now under review. If these exemptions expire and/or additional substances are restricted in the future, additional design changes may be required for Canon products, and cost of changing designs may increase total compliance costs. Similar chemical regulations have been enacted in various countries such as China, South Korea, India, UAE, EAEU and Saudi Arabia.

4.	European Framework for the Management of Chemical Substances (“REACH Regulation”)
The REACH Regulation was implemented in 2007. This regulation covers almost all chemicals (products in gaseous, liquid, paste or powder form) and articles (products in solid state) manufactured in or imported into the European Union. All chemicals manufactured in or imported into the European Union that exceed specific content thresholds must be registered. If certain substances of very high concern are contained in an article, the substances must be communicated to the recipient or consumer of the article. In addition, such information has to be registered on the new EU database called the “SCIP database” under Waste Framework Directive from January 2021. Canon has been disclosing necessary information through SCIP database since then. Furthermore, additional restrictions on the use of certain substances can be proposed at any time by the ECHA (European Chemical Agency) or member states, and, some of them have been already adopted and others are now under discussion. Manufacturers such as Canon must take steps to address such new restrictions.
Canon continues to meet these existing and newly-added requirements under the REACH Regulation, and implementation of these requirements could increase Canon’s management costs.

5.	The European Framework for the Setting of Requirements for Energy-Related Products (“ErP Directive”)
The ErP Directive applies in Europe to all energy-using products, and implementing measures with respect to off-mode
and standby mode and external power supplies were adopted in and have been applied since 2010. These measures were expanded in 2013 to include requirements for energy modes with “networked standby”. For imaging equipment, the industry made a public commitment to attain certain targets on environmentally conscious designs from 2012 by an industrial voluntary agreement (“VA”) and began implementation of the VA in 2011. The VA has been in the process of revision since 2019, and commitments may become tighter than ever from 2022, because the European authorities and NGOs are expected to require a stricter VA including resource efficiency-related criteria. In addition, many new or revised implementing measures (expanded both in scope and requirements) are now being considered, and some of them will cover Canon’s products. Canon is continuing to comply with requirement under the ErP Directive. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes.

6.	Other Environmental Regulations
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
During the year ended December 31, 2021, the following Canon affiliate engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•
CMSC, a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Istanbul, Turkey, Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2021 were approximately ¥721 million. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2021 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.
In addition, CMSC has indirect sales of medical equipment to unaffiliated distributors in Japan, which distribute the equipment to hospitals in Syria through unaffiliated third parties. Canon does not have any direct agreements, commercial arrangements, or other contacts with the governments of Syria, or with entities controlled by those governments. Total net sales to Syria in the year ended December 2021 was one-tenth
of one percent (0.1%) or less of Canon’s total consolidated net sales for that period. Canon does not believe the transactions with Syria are material, either individually or in the aggregate, in quantitative or in qualitative terms.
C. Organizational structure
Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2021, Canon Inc. had 329 consolidated subsidiaries and 10 affiliated companies accounted for by the equity method.
The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2021.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	57.8%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Canon Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%
D. Property, plants and equipment
Canon’s manufacturing is conducted primarily at 29 plants in Japan and 13 plants in other countries and regions. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2021 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,564	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	166	Training and administration

Kawasaki Office, Kanagawa	1,882	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers and toner cartridges

Kosugi Office, Kanagawa	378	Development of medical equipment, Human resources development training (except for technical training)

Fuji-Susono Research Park, Shizuoka	932	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	394	R&D and manufacturing of semiconductor devices

Hiratsuka Plant, Kanagawa	916	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	384	Quality engineering

Oita Plant, Oita	475	Manufacturing of semiconductor devices

Yako Office, Kanagawa	906	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,764
Manufacturing of interchangeable lenses and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, sales and servicing of semiconductor lithography equipment

Toride Plant, Ibaraki	2,857	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office MFDs, chemical products; training of manufacturing

Ami Plant, Ibaraki	962	Manufacturing of FPD production-related equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,310	Magnetic/business machine components, document scanners and handy terminals

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,106	Development, production and sales of office MFDs peripherals, printers, DC motors

Canon Precision Inc., Aomori	1,591	Micromotors, production of toner cartridges and sensors

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Optron Inc., Ibaraki	144	Optical crystals (cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,907	Toner cartridges, advanced-function parts, plastic precision-molded parts and metal molds

Canon Components, Inc., Saitama	712	Image sensor units, Printed Circuit Boards (“PCB”), inkjet cartridges and medical equipment

Oita Canon Inc., Oita	2,095	Interchangeable-lens digital cameras, interchangeable lenses and digital camcorders

Nagahama Canon Inc., Shiga	1,095	Laser printers, toner cartridges, A-Si drums and semiconductor production-related equipment

Oita Canon Materials Inc., Oita	3,074	Chemical products for MFDs and printers

Ueno Canon Materials Inc., Mie	654	Chemical products for MFDs and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers, print heads, ink tanks and analysis of software

Canon Semiconductor Equipment Inc., Ibaraki	241	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	1,463	Recycling of toner cartridges, repair and recycling of office MFDs

Fukui Canon Materials Inc., Fukui	192	OPC raw stock, material for optics and high water-repellent material

Miyazaki Canon Inc., Miyazaki	652	Interchangeable-lens digital cameras and electronics packaging

Canon Mold Co., Ltd., Ibaraki	408	Design and production of precise plastic molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	745	Development, production, sales and maintenance of semiconductor, electronic and R&D equipment

Canon Machinery Inc., Shiga	676	Semiconductor and precision automation equipment

Canon Tokki Corporation, Niigata and Kanagawa	375	OLED display manufacturing equipment, thin-film photovoltaic cell manufacturing equipment and vacuum process equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras

Canon Medical Systems Corporation, Tochigi	1,424	Development, manufacturing, sales and technical services of medical equipment

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Canon Electron Tubes & Devices Corporation, Tochigi	357	Development, manufacturing and sales of electron tubes and application products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	348	Production and remanufacturing of office MFDs, refilling of toner cartridges, refurbishing of semiconductor lithography equipment

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges, PCB assembly, packaging, after sales service

Canon Production Printing Netherlands B.V., Venlo, the Netherlands	2,347
R&D, manufacturing, sales and distribution of large format printing systems, display graphics printing systems, mid-
and high- volume office MFDs,
sheet-fed
printing systems, ancillary equipment, software, consumables

Americas

Canon Virginia, Inc., Virginia, U.S.	1,546	Production of toner cartridges , toner for MFDs and printers, molding dies, service and support for Canon sales companies (repair of cameras, remanufacturing and repair office MFDs)

Asia

Canon Inc., Taiwan, Taiwan	1,597	Interchangeable-lens digital cameras, network cameras, interchangeable lenses, camera accessories, precision-metal molds and others

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Interchangeable lenses, optical lenses and others

Canon Dalian Business Machines, Inc., Dalian, China	1,721	Production and recycling of toner cartridges, production of laser printer units, design and production of precision molds and tools

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Office MFDs

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,270	Inkjet printers and office MFDs

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	52	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,369	Inkjet printers, laser printers, office MFDs, image scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,528	Office MFDs and laser printers

Canon Business Machines (Philippines), Inc., Batangas, Philippines	898	Laser printers
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
Overview
Canon is one of the world’s leading manufacturers of office MFDs, laser printers, inkjet printers, cameras, medical equipment and lithography equipment. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
Canon divides its businesses into four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial and Others Business Unit.
Economic environment
Looking back at 2021, the global economy continued to recover as movement restrictions were gradually eased and the rollout of vaccines worldwide encouraged resumption of economic activities. However, production activity stagnated due to a resurgence of
COVID-19
infections. In addition, the global shortage of semiconductor chips and the disruption in logistic and distribution channels due to high demand became a serious issue in the second half of the year. In the United States, economic recovery advanced as a result of the increased personal consumption and expansion of capital investment through economic measures. In Europe, restrictions on economic activities were eased in each country, with increasing personal consumption and expansion of capital investment leading to a steady economic recovery. In China, personal consumption and exports continued to grow steadily despite sluggish infrastructure investment. In other emerging countries, economic recovery was modest due to stagnant economic activity caused by the spread of
COVID-19
infections, mainly in India and Southeast Asia. In Japan, economic recovery remained moderate due to the prolonged State of Emergency.
Market environment
Amid these conditions, in the markets in which Canon operates, demand for products remained solid, despite the impact of the shortage of semiconductor chips in the second half of the year. Demand for office MFDs continued to recover. For laser printers, demand remained at the same level as the previous year. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, despite delays in the installation of medical devices in some areas due to the resurgence of
COVID-19
infections, recovery continued thanks to the return of routine examinations at medical institutions compared with the previous year, in which
COVID-19
testing was prioritized. For lithography equipment, demand for semiconductor lithography equipment continued amid favorable market conditions and FPD lithography equipment remained solid.
The average value of the yen for the year was ¥109.93 against the U.S. dollar, a year-on-year
depreciation of approximately ¥3, and ¥129.94 against the euro, a year-on-year
depreciation of approximately ¥8.
Summary of operations
Summarized results of Income statement for 2021 and 2020 are as follows:

	2021	Change	2020

	(Millions of yen, except per share
	amounts and percentage data)
Net sales	3,513,357	+11.2%	3,160,243
Gross profit	1,627,792	+18.3	1,375,868
Operating expenses	1,345,874	+6.4	1,265,321
Operating profit	281,918	+155.0	110,547
Other income (deductions)	20,788	+5.3	19,733
Income before income taxes	302,706	+132.4	130,280
Net income attributable to Canon Inc.	214,718	+157.7	83,318

Net income attributable to Canon Inc. shareholders per share:
Basic	205.35	+158.7	79.37
Diluted	205.29	+158.7	79.35
Note: See notes to Item 3A “Selected Financial Data”.
In 2021, unit sales of office MFDs were above those of the previous year, despite the shortage of semiconductor chips in the second half of the year. Sales of services and consumables moderately recovered due to the gradual increase in employees returning to the office and resulting demand for related services and consumables. As for the Prosumer consisting of laser printers and inkjet printers, unit sales were below those of the previous year due to the stagnation of production activity resulting from a resurgence of
COVID-19
infections in Southeast Asia. However, unit of sales of laser printer consumables increased significantly compared with the previous year, during which demand had decreased. For interchangeable-lens digital cameras, unit sales remained at around the same level as the previous year due to the shortage of semiconductor chips, despite continued strong sales of full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased mainly in Japan and North America due to strong sales of CT systems and diagnostic ultrasound systems as a result of recovering demand in key markets and government’s support for medical institutions. While unit sales for semiconductor lithography equipment remained solid, unit sales for FPD lithography equipment were significantly above those of the previous year, when equipment installation stagnated due to circumstances related to
COVID-19.
Under these conditions, net sales for the year increased by 11.2%
year-on-year
to ¥3,513,357 million. Gross profit to net sales ratio increased by 2.8 points to 46.3%, due to recovery of services and consumables, increase in prices, expansion of highly profitable products and currency exchange rate fluctuations, despite the increase of cost due to higher prices of semiconductor chips and resin materials. Gross profit for the year increased by 18.3%
year-on-year
to ¥1,627,792 million. Operating expenses increased by 6.4%
year-on-year
to ¥1,345,874 million, mainly due to the increase of payroll cost, advertising cost, forwarding cost and R&D cost as a result of a rebound from the previous year, when sales activities were severely restricted due to the spread of
COVID-19
and currency exchange rate fluctuations. However, operating expense percentage improved significantly from 40.0% to 38.3% thanks to the results of structural reform and group-wide improvements in productivity. As a result, operating profit increased by 155.0%
year-on-year
to ¥281,918 million. Other income (deductions) increased by ¥1,055 million year-on-year
to ¥20,788 million, due to such factors as valuation gain on securities, while income before income taxes increased by 132.4%
year-on-year
to ¥302,706 million and net income attributable to Canon Inc. increased by 157.7%
year-on-year
to ¥214,718 million. Basic net income attributable to Canon Inc. shareholders per share was ¥205.35 for the year, a year-on-year
increase of ¥125.98.
Summarized results of Balance sheet for 2021 and 2020 are as follows:

	2021	Change	2020

	(Millions of yen, except per share amounts and percentage data)
Total assets	4,750,888	125,274	4,625,614
Total liabilities	1,652,459	(189,114)	1,841,573
Canon Inc. shareholders’ equity	2,873,773	298,742	2,575,031
Noncontrolling interests	224,656	15,646	209,010
Total equity	3,098,429	314,388	2,784,041
Total liabilities and equity	4,750,888	125,274	4,625,614
Canon Inc. shareholders’ equity as a percentage of total assets	60.5%	4.8%	55.7%
Total assets increased by ¥125,274 million to ¥4,750,888 million at December 31, 2021, compared with the end of previous year, mainly due to an increase of inventories resulting from difficulty in procuring parts and recovery production to supplement product supply due to reduced operating rates at production sites, and an increase of goodwill due to the acquisition of Redlen which play an important role in PCCT development. In addition, under the new five-year management plan, Phase VI, of the “Excellent Global Corporation Plan” which started from 2021, Canon regards thorough cash flow management as one of its priority items, and is reinforcing its financial health. In 2021, under management plan, Canon is comprised of the refinancing and the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) resulting in the decrease of long-term loans by ¥170.0 billion. Under these conditions, total liabilities decreased by ¥189,114 million to ¥1,652,459 million at December 31, 2021, compared with the end of previous year, mainly due to a decrease of short-term loans and current portion of long-term debt. Total equity increased by ¥314,388 million to ¥3,098,429 million at December 31, 2021, compared with the end of previous year, mainly due to an increase in retained earnings resulting from a significant increase in profit and an increase in accumulated other comprehensive income due to the depreciation of the yen. Under these conditions, Canon Inc. shareholders’ equity as a percentage of total assets increased by 4.8 points to 60.5%.

Key performance indicators
The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2021	2020	2019	2018	2017
Net sales (Millions of yen)	3,513,357	3,160,243	3,593,299	3,951,937	4,080,015
Gross profit to net sales ratio	46.3%	43.5%	44.8%	46.4%	48.8%
R&D expense to net sales ratio	8.2%	8.6%	8.3%	8.0%	8.2%
Operating profit to net sales ratio	8.0%	3.5%	4.9%	8.7%	7.9%
Income before income taxes to net sales ratio	8.6%	4.1%	5.4%	9.2%	8.7%
Inventory turnover measured in days	66 days	60 days	59 days	56 days	49 days
Debt to total assets ratio	6.8%	10.9%	10.8%	8.2%	10.2%
Canon Inc. shareholders’ equity to total assets ratio	60.5%	55.7%	56.3%	57.5%	55.1%
Notes:

1.	See notes to Item 3A “Selected Financial Data”.
Net sales and profit ratio
As Canon pursues the goal to become a truly excellent global corporation, one indicator upon which Canon’s management places strong emphasis is revenue. The following are some of the KPIs related to revenue that management considers to be important.
Net sales is one such KPI. Canon derives net sales primarily from the sale of products and, to a lesser extent, provision of services associated with its products. Sales vary depending on such factors as product demand, the number and size of transactions within the reporting period, market acceptance for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers the evaluation of net sales by product to be important for the purpose of assessing Canon’s sales performance in various products, taking into account recent market trends.
Gross profit to net sales ratio is another KPI for Canon. Under the basic policy of Phase VI, Canon has been consistently strengthening business competitiveness and striving to provide highly profitable products with price competitiveness. Furthermore, Canon promotes cost reduction initiatives across the Canon Group through in-house
production and automation of assembly processes which integrate the three functions of design, production technology and manufacturing. Canon will continue to actively take these measures to improve Canon’s gross profit to net sales ratio.
Operating profit to net sales ratio, income before income taxes to net sales ratio, and R&D expense to net sales ratio are considered to be KPIs by Canon. Canon is focusing on two areas for improvement. Canon is striving to control and reduce its selling, general and administrative expenses as its first key point. Secondly, Canon’s R&D policy is designed to maintain adequate spending in core technology to sustain Canon’s leading position in its current business areas and to exploit opportunities in other markets. Canon believes such investments will create the basis for future success in its business and operations.
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
Critical accounting policies and estimates
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. These estimates and assumptions include future market conditions, net sales growth rate, gross margin and discount rate. Though Canon believes that the estimates and assumptions are reasonable, actual future results may differ from these estimates and assumptions. In addition, new waves of
COVID-19
infections are being seen in some regions, and it is still difficult to predict when
COVID-19
will be brought under control. However, each country and region continues to pursue infection control and accelerate economic activities. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment triggered by
COVID-19.
Canon believes that the following are the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
Revenue recognition
Canon generates revenue through the sale of products of the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial and Others Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.
Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.
Revenue from sales of equipment of the Medical Business Unit and the Industrial and Others Business Unit that are sold with customer acceptance provisions related to their functionality including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.

Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the products of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of the products of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
The majority of service arrangements for the products of the Printing Business Unit are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range, then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related products of the Printing Business Unit are sold.
Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of Canon’s estimates and materially impact future reported revenue and cost of sales.
The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for the products of the Imaging Business Unit, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on its products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.
Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.
Allowance for credit losses
Allowance for credit losses for trade and finance receivables is maintained for all customers based on ASC 326 “Financial Instruments—Credit Losses”, considering various factors, including aging analysis, macroeconomic conditions and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.
Valuation of inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in,
first-out
method for overseas inventories. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.
Impairment of long-lived assets
Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated sum of undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Determining the fair value of the asset involves the use of estimates and assumptions.
Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.
Lease
As for lessor accounting, Canon provides leasing arrangement to its customers primarily for the sale of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that the customers will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.
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
Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2021 and determined that there were no reporting units that were at risk of failing the impairment test as the fair value of each reporting unit substantially exceeded its respective carrying amount. However, with regard to goodwill attributed to the Medical Reporting Unit, fair values in excess of reported carrying values as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the related business, could trigger an impairment. The goodwill related to this reporting unit as of December 31, 2021 is ¥537,183 million. Future cash flows for the Medical Reporting Unit were based on a mid-term
management plan that considered the future market growth of medical equipment and growth in geographies where Canon operates its medical business. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 5 years to 21 years, license fees are 8 years, and customer relationships are from 7 years to 15 years, respectively.
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
In preparing its financial statements for 2021, Canon estimated a weighted-average discount rate used to determine benefit obligations of 0.5% for Japanese plans and 1.5% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.0% for Japanese plans and 4.4% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2021, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥96,008 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.
Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2021, a decrease of 50 basis points in the expected long-term rate of return on plan assets would increase approximately ¥5,758 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferred amount affects future pension expense.
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
Recently Issued Accounting Guidance
Please refer to Note 1 of the Notes to Consolidated Financial Statements.

Consolidated results of operations
2021 compared with 2020
Summarized results of operations for 2021 and 2020 are as follows:

	2021	Change	2020

	(Millions of yen, except per share
	amounts and percentage data)
Net sales
Products and Equipment	2,804,680	+12.6%	2,489,829
Services	708,677	+5.7	670,414

	3,513,357	+11.2	3,160,243
Operating profit	281,918	+155.0	110,547
Income before income taxes	302,706	+132.4	130,280
Net income attributable to Canon Inc.	214,718	+157.7	83,318

Net income attributable to Canon Inc. shareholders per share:
Basic	205.35	+158.7	79.37
Diluted	205.29	+158.7	79.35
Note: See notes to Item 3A “Selected Financial Data”.
Sales
In the current business term, on a global basis, the economic recovery continued. In such an environment, although production activity stagnated due to a resurgence of
COVID-19
infections and a shortage of semiconductor chips, Canon’s consolidated net sales in 2021 totaled ¥3,513,357 million, an increase of 11.2% from the previous year largely due to a recovery of demand in each segment. Net sales of products and equipment totaled ¥2,804,680 million, a year-on-year
increase of 12.6%, while net sales of services totaled ¥708,677 million, a year-on-year
increase of 5.7%.
Overseas operations are significant to Canon’s operating results and generated 76.4% of total net sales in 2021. Such sales are denominated in the applicable local currencies and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
The average value of the yen during the year was ¥109.93 against the U.S. dollar, a year-on-year
depreciation of approximately ¥3, and ¥129.94 against the euro, a year-on-year
depreciation of approximately ¥8. The effects of foreign exchange rate fluctuations positively affected net sales by approximately ¥110,830 million in 2021. This favorable impact consisted of approximately ¥38,624 million of favorable impact for the U.S. dollar denominated sales and favorable impact of ¥47,967 million for the euro denominated sales, and favorable impact of ¥24,239 million for other foreign currency denominated sales.
Cost of sales
Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. In 2021, Canon promoted cost reduction such as a common platform of office MFDs, although Canon was affected by rising prices of parts and materials, mainly semiconductor chips and resin materials, as well as by rising transportation costs due to the high demand for international freight transport. Under these conditions, the ratios of cost of sales to net sales for 2021 and 2020 were 53.7% and 56.5%, respectively. Cost of sales as a percentage of net sales decreased by 2.8 points.
Gross profit
Canon’s gross profit in 2021 increased by 18.3% to ¥1,627,792 million from 2020. The gross profit to net sales ratio also increased by 2.8 points to 46.3%. The increase in the gross profit and gross profit to net sales ratio were mainly due to the cost reduction mentioned above, recovery of services and consumables due to a recovery in office occupancy rates, maintained levels of sales volumes and price levels for the EOS R5 and EOS R6 full-frame mirrorless cameras, expansion of the lineup to 26 lenses through the addition of 8 new products of
RF-series
interchangeable lenses which is a dedicated lens for full-frame mirrorless cameras and currency exchange rate fluctuations.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses in 2021 increased by 6.4% year on year to ¥1,345,874 million, mainly due to a rebound from the previous year, when sales activities were severely restricted due to the spread of
COVID-19
infections and currency exchange rate fluctuations. However, operating expenses as a percentage of net sales decreased by 1.7 points to 38.3% due to the promotion of structural reform of sales organizations, as well as reducing business trips through the use of video conferencing systems. As a result, Canon managed to appropriately control expenses in response to the growth in net sales and to control the growth of expenses.
Operating profit
Operating profit in 2021 increased by 155.0% from 2020 to a total of ¥281,918 million. The operating profit to net sales ratio increased by 4.5 points to 8.0% from 2020.
Other income (deductions)
Other income (deductions) for 2021 was ¥20,788 million, an increase of ¥1,055 million from 2020 mainly due to such factors as valuation gain on securities.
Income before income taxes
Income before income taxes in 2021 was ¥302,706 million, an increase of 132.4% from 2020, and constituted 8.6% of net sales.
Income taxes
Income taxes in 2021 increased by ¥37,529 million from 2020. The effective tax rate for 2021 was 23.7%, which was lower than the statutory tax rate in Japan. This resulted from a combination of factors such as the increase in tax credits of R&D expenses, the lower effective tax rates at foreign subsidiaries compared to the statutory tax rate in Japan and the reversal of the valuation allowances recognized by foreign subsidiaries owing to the improvement of the entities’ profitability.
Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in 2021 increased by 157.7% to ¥214,718 million, which represents 6.1% of net sales. Net income attributable to Canon Inc. as a percentage of net sales increased by 2.6 points from 2019 before
COVID-19
infections due to the structural reform and measures to improve profitability.

Segment information
Canon operates four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial and Others Business Unit.

•
The Printing Business Unit mainly includes office MFDs, document solutions, laser MFPs, laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers.

•
The Imaging Business Unit mainly includes interchangeable-lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and multimedia projectors.

•
The Medical Business Unit mainly includes CT systems, diagnostic ultrasound systems, diagnostic
X-ray
systems, MRI systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment.

•
The Industrial and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, OLED display manufacturing equipment, vacuum thin-film deposition equipment, die bonders, handy terminals and document scanners.

Operating results by segment
Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2021	Change	2020

	(Millions of yen, except percentage data)
Printing	1,938,847	+7.4%	1,804,427
Imaging	653,532	+20.7	541,314
Medical	480,362	+10.2	436,074
Industrial and Others	545,742	+18.2	461,522
Eliminations	(105,126)	—	(83,094)

Total	3,513,357	+11.2%	3,160,243

Note:
From 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Sales by segment amounts for the year ended 2020 also have been reclassified.

Printing Business Unit	2021	Change	2020

	(Millions of yen, except percentage data)
Net sales:
Office	756,366	+4.7%	722,480
Prosumer	889,091	+7.4	828,198
Production	288,555	+15.3	250,220

External customers total	1,934,012	+7.4	1,800,898
Intersegment	4,835	+37.0	3,529

Total	1,938,847	+7.4	1,804,427
Operating cost and expenses	1,713,154	+3.4	1,657,319

Operating profit	225,693	+53.4	147,108
Income before income taxes	232,952	+53.1	152,184
Within the Printing Business Unit, unit sales of office MFDs increased compared with the previous year as the imageRUNNER ADVANCE DX series saw solid demand and demand for MFDs continued to recover despite the shortage of semiconductor chips. Sales of services and consumables increased due to a recovery in office occupancy rates. For equipment in the production printing market, the varioPRINT iX series of high-speed sheet-fed
color inkjet presses earned favorable reviews, and sales of services and consumables increased due to the recovery. As for laser printers, unit sales decreased compared with the previous year due to stagnation of production activity resulting from the resurgence of
COVID-19
infections in Southeast Asia. However, sales of consumables increased significantly compared with the previous year, during which time demand had decreased. For inkjet printers, unit sales were below those of the previous year due to stagnation of production activity in Southeast Asia. However, unit sales of refillable ink tank printers were above those of the previous year due to solid global demand. Total sales were above those of the previous year due to a focus on higher-priced models. In addition, profitability improved due to a cost reduction as a result of common platformization and product mix as a result of increase of service profit due to a recovery in office occupancy rates, although operating costs increased due to a rebound from the previous year, when sales activities were severely restricted due to the spread of
COVID-19.
These factors resulted in total sales for the business unit of ¥1,938,847 million, a year-on-year
increase of 7.4%, while income before income taxes increased by 53.1%
year-on-year
to ¥232,952 million.

Imaging Business Unit	2021	Change	2020

	(Millions of yen, except percentage data)
Net sales:
Cameras	432,885	+24.7%	347,240
Network cameras and Others	218,609	+13.7	192,320

External customers total	651,494	+20.7	539,560
Intersegment	2,038	+16.2	1,754

Total	653,532	+20.7	541,314
Operating cost and expenses	574,814	+7.3	535,584

Operating profit	78,718	+1,273.8	5,730
Income before income taxes	78,462	+1,484.5	4,952
As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were the same level as the previous year, despite the shortage of semiconductor chips. The price level was maintained even after more than a year since the EOS R5 and EOS R6 full-frame mirrorless cameras were released. In addition, unit sales of
RF-series
interchangeable lenses increased significantly due to the synergistic effects with the cameras. As for network cameras, despite the continued impact of
COVID-19,
sales increased mainly as a result of strengthening sales activities for such diversified applications as monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. In addition, profitability improved due to the accelerated shift to highly profitable products such as EOS R system cameras and interchangeable lenses, although operating costs increased due to a rebound from the previous year, when sales activities were severely restricted due to the spread of
COVID-19.
These factors resulted in total sales for the business unit of ¥653,532 million, a year-on-year
increase of 20.7%, while income before income taxes increased by 1,484.5%
year-on-year
to ¥78,462 million.

Medical Business Unit	2021	Change	2020

	(Millions of yen, except percentage data)
Net sales:
External customers total	480,029	+10.3%	435,368
Intersegment	333	-52.8	706

Total	480,362	+10.2	436,074
Operating cost and expenses	450,942	+9.8	410,830

Operating profit	29,420	+16.5	25,244
Income before income taxes	34,296	+34.3	25,544

As for the Medical Business Unit, although the resurgence of
COVID-19
infections and the shortage of semiconductor chips and shipping containers had an impact on production and installation, sales remained solid due to returning routine examinations at medical institutions. Sales of CT systems and diagnostic ultrasound systems increased mainly due to capitalizing on opportunities with medical institutions in Japan supported by the government and recovering demand in the North America. In addition, profitability improved due to a cost reduction as a result of volume discount based on business expansion. These factors resulted in total sales for the business unit of ¥480,362 million, a year-on-year
increase of 10.2%, while income before income taxes increased by 34.3%
year-on-year
to ¥34,296 million, recording highs for both sales and income before income taxes for the Medical Business Unit.

Industrial and Others Business Unit	2021	Change	2020

	(Millions of yen, except percentage data)
Net sales:
Lithography equipment	213,699	+49.9%	142,516
Industrial equipment	112,274	-11.4	126,762
Others	123,942	+6.9	115,899

External customers total	449,915	+16.8	385,177
Intersegment	95,827	+25.5	76,345

Total	545,742	+18.2	461,522
Operating cost and expenses	501,434	+13.7	441,006

Operating profit	44,308	+116.0	20,516
Income before income taxes	44,650	+105.9	21,687
As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year due to strong demand in a wide range of products such as sensors and memory. For FPD lithography equipment, demand for panels used in devices including laptops, tablets and high-resolution display panels remained strong. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to
COVID-19.
In addition, these products are mostly manufactured at the domestic manufacturing facilities where impacts of
COVID-19
related production disruption were very limited resulting in continuous production activities with better cost reduction. These factors resulted in total sales for the business unit of ¥545,742 million, a year-on-year
increase of 18.2%, while income before income taxes totaled ¥44,650 million, a year-on-year
increase of 105.9%.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 23 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2021 and 2020 is provided below:

	2021	Change	2020

	(Millions of yen, except percentage data)
Japan	830,378	+3.0%	806,305
Americas	968,839	+13.7	852,451
Europe	894,898	+12.5	795,616
Asia and Oceania	819,242	+16.1	705,871

Total	3,513,357	+11.2%	3,160,243

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
A geographical analysis indicates that net sales in 2021 are summarized as follows.

In Japan, net sales increased by 3.0% from the previous year mainly owing to an increase in sales of CT systems and diagnostic ultrasound systems mainly due to capitalizing on opportunities with medical institutions.
In the Americas, net sales increased by 13.7% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
In Europe, net sales increased by 12.5% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
In Asia and Oceania, net sales increased by 16.1% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
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
Note: See notes to Item 3A “Selected Financial Data”.
Sales
In the current business term, on a global basis, the economic slowdown continued. In such an environment, although each of Canon’s businesses endeavored to expand sales particularly with respect to new products, Canon’s consolidated net sales in 2020 totaled ¥3,160,243 million, a decrease of 12.1% from the previous year largely due to adverse effect of a shrinking market as well as unfavorable currency effects of foreign exchange rate fluctuation. Net sales of products and equipment totaled ¥2,489,829 million, a year-on-year
decrease of 12.2%, while net sales of services totaled ¥670,414 million, a year-on-year
decrease of 11.5%.
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
Gross profit
Canon’s gross profit in 2020 decreased by 14.5% to ¥1,375,868 million from 2019. The gross profit to net sales ratio also dropped by 1.3 points to 43.5%. The decrease in the gross profit and gross profit to net sales ratio were mainly due to a decrease in sales, the effect of product mix and the negative effect of appreciation of the yen against other foreign currencies such as U.S. dollar.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses decreased by 11.9% year on year to ¥1,265,321 million, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation.
Operating profit
Operating profit in 2020 decreased by 36.6% from 2019 to a total of ¥110,547 million. The operating profit to net sales ratio decreased by 1.4 points to 3.5% from 2019.
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
Segment information
Canon operates four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial and Others Business Unit.

•
The Printing Business Unit mainly includes office MFDs, document solutions, laser MFPs, laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers.

•
The Imaging Business Unit mainly includes interchangeable—lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and multimedia projectors.

•
The Medical Business Unit mainly includes CT systems, diagnostic ultrasound systems, diagnostic X-ray systems, MRI systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment.

•
The Industrial and Others Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, OLED display manufacturing equipment, vacuum thin-film deposition equipment, die bonders, handy terminals and document scanners.

Operating results by segment
Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2020	Change	2019

	(Millions of yen, except percentage data)
Printing	1,804,427	-13.8%	2,092,464
Imaging	541,314	-18.2	661,706
Medical	436,074	-0.6	438,525
Industrial and Others	461,522	-6.5	493,784
Eliminations	(83,094)	—	(93,180)

Total	3,160,243	-12.1%	3,593,299

Note:
From 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Sales by segment amounts for the year ended 2020 and 2019 also have been reclassified.

Printing Business Unit	2020	Change	2019

	(Millions of yen, except percentage data)
Net sales:
Office	722,480	-16.5%	865,675
Prosumer	828,198	-10.1	921,219
Production	250,220	-17.2	302,130

External customers total	1,800,898	-13.8	2,089,024
Intersegment	3,529	+2.6	3,440

Total	1,804,427	-13.8	2,092,464
Operating cost and expenses	1,657,319	-13.2	1,908,436

Operating profit	147,108	-20.1	184,028
Income before income taxes	152,184	-19.9	190,094
Within the Printing Business Unit, although sales of the new imageRUNNER ADVANCE DX series were strong, unit sales of MFDs for the office and the production printing market were below those of the previous year reflecting such factors as the moderate recovery in business negotiations following the resumption of in-office
work. As for laser printers, unit sales of both monochrome and color models were below those of the previous year resulting from the continued economic slowdown caused by
COVID-19.
Sales of services and consumables also declined as a result of a moderate recovery in customers’ print volumes after the resumption of corporate activities. As for inkjet printers, sales of printers and consumables increased significantly from the previous year as a result of capturing the recovered demand in some emerging countries as well as the demand for remote working and education in developed countries and China. These factors resulted in total sales for the business unit of ¥1,804,427 million, a year-on-year
decrease of 13.8%, while income before income taxes decreased by 19.9% year on year to ¥152,184 million, mainly due to a decline in sales of office MFDs and laser printers and declines in sales of services and consumables.

Imaging Business Unit	2020	Change	2019

	(Millions of yen, except percentage data)
Net sales:
Cameras	347,240	-25.5%	466,306
Network cameras and Others	192,320	-0.8	193,799

External customers total	539,560	-18.3	660,105
Intersegment	1,754	+9.6	1,601

Total	541,314	-18.2	661,706
Operating cost and expenses	535,584	-15.6	634,773

Operating profit	5,730	-78.7	26,933
Income before income taxes	4,952	-82.2	27,838
Within the Imaging Business Unit, although unit sales of interchangeable-lens digital cameras were below those of the previous year as the market continued to shrink and, the decline of the demand caused by
COVID-19,
the shift to mirrorless models accelerated, particularly for full-frame mirrorless models, due to the introduction of the new EOS R5 and EOS R6. Despite reflecting the negative impact of
COVID-19,
sales for network cameras slightly increased as a result of strengthened sales activities based on diversified applications made possible by video analysis for such purposes as remote monitoring and monitoring of crowded and confined, as well as conventional market needs including crime prevention and disaster monitoring tools. As a result, sales for the business unit decreased by 18.2% year on year to ¥541,314 million, while income before income taxes decreased by 82.2% year on year to ¥4,952 million, due to a decline in sales of interchangeable-lens digital cameras.

Medical Business Unit	2020	Change	2019

	(Millions of yen, except percentage data)
Net sales:
External customers total	435,368	-0.5%	437,456
Intersegment	706	-34.0	1,069

Total	436,074	-0.6	438,525
Operating cost and expenses	410,830	-0.2	411,781

Operating profit	25,244	-5.6	26,744
Income before income taxes	25,544	-6.4	27,283
Within the Medical Business Unit, although
COVID-19
caused delay of installation of the large equipment and business negotiation, the demand of CT systems for the diagnosis of pneumonia and Diagnostic
X-ray
systems was captured with the support to emergency medical system maintenance and financial support for medical institutions from governments of each country. As a result, sales for the business unit decreased by 0.6% year on year to ¥436,074 million, while income before income taxes decreased by 6.4% year on year to ¥25,544 million due to effects of currency exchange fluctuation, mainly due to
COVID-19
caused delay of installation of the large equipment and business negotiation.

Industrial and Others Business Unit	2020	Change	2019

	(Millions of yen, except percentage data)
Net sales:
Lithography equipment	142,516	-9.3%	157,160
Industrial equipment	126,762	+18.2	107,281
Others	115,899	-17.6	140,673

External customers total	385,177	-4.9	405,114
Intersegment	76,345	-13.9	88,670

Total	461,522	-6.5	493,784
Operating cost and expenses	441,006	-5.2	465,197

Operating profit	20,516	-28.2	28,587
Income before income taxes	21,687	-24.1	28,587
In the Industrial and Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices remained solid. As a result, unit sales were significantly above those of the previous year. In OLED display manufacturing equipment, sales increased due to the resumption of installation work after the easing of
COVID-19
travel restrictions. In FPD lithography equipment, although the installation work after the gradual easing of travel restrictions were resumed, unit sales were below those of the previous year. Consequently, sales for the business unit decreased by 6.5% year on year to ¥461,522 million, while income before income taxes decreased by 24.1% year on year to ¥21,687 million, mainly due to
COVID-19
caused delay of installation of the FPD lithography equipment.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 23 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2020 and 2019 is provided below:

	2020	Change	2019

	(Millions of yen, except percentage data)
Japan	806,305	-7.6%	872,534
Americas	852,451	-17.2	1,029,078
Europe	795,616	-9.8	882,480
Asia and Oceania	705,871	-12.8	809,207

Total	3,160,243	-12.1%	3,593,299

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
A geographical analysis indicates that net sales in 2020 are summarized as follows.
In Japan, net sales decreased by 7.6% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
In the Americas, net sales decreased by 17.2% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.

In Europe, net sales decreased by 9.8% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
In Asia and Oceania, net sales decreased by 12.8% from the previous year mainly owing to a decline in sales of interchangeable-lens digital cameras and office MFDs mainly due to the decline of the demand caused by
COVID-19
pandemic.
Foreign operations and foreign currency transactions
Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of sales is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit to net sales ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which consist principally of forward currency exchange contracts.
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
B. Liquidity and capital resources
Canon’s basic policy for financial strategies is to maintain a sound financial position through consistent cash flow management, and the two basic principles of cash flow management are as follows:

•	Canon strives to improve a highly profitable structure by further improving the profitability of existing businesses and accelerating the growth of new businesses.
•
Canon strives to maintain financial soundness by keeping total capital investments for medium-term business expansion and growth within the range of depreciation and amortization expenses. However, Canon plans to actively engage in large-scale M&A for growth strategies, and also raises external funds as needed.

Raising Funds
(Cash-In)
Canon is basically funded by net cash provided by operating activities. In procuring funds, Canon considers terms, currencies and methods in light of financial market conditions, and selects the most appropriate instrument from a variety of options.
Use of Funds
(Cash-Out)
The principal use of cash is determined in accordance with the following priorities.

•	Investment for growth such as capital investment, R&D, M&A, etc.:
Canon values M&A as an option for early development and expansion of new businesses. The selection of investment targets is based on the growth potential and size of the market, and on the market being highly compatible with the Canon’s business domains and technologies.

•	Return to shareholders:
Canon returns profits to shareholders stably and aggressively, mainly in the form of a dividend, taking into consideration medium- to long-term business prospects, planned future investments, cash flow and other factors.

•	Repayment of borrowings:
Canon has been repaying borrowings in recent years, following investment for growth and return to shareholders. In fiscal 2021, in particular, Canon made steady progress in repayment of borrowings by utilizing net cash provided by operating activities, which increased from the previous fiscal year due to significantly improved business performance.
Cash flows (Millions of yen)

Cash and cash equivalents decreased by ¥6,289 million to ¥401,395 million in fiscal 2021 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.
Net cash provided by operating activities increased by ¥117,223 million to ¥451,028 million in fiscal 2021 compared to the previous year due to a significant increase in profit. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.
For fiscal 2021, cash inflow from cash received from customers increased due to sales improvement. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials increased due to an increase of inventory compared with the inventory in fiscal 2020 as a result of the global shortage of semiconductor chips and the disruption in logistic and distribution channels. Cash outflow for payments for income taxes increased due to an increase in taxable income.
Net cash used in investing activities increased by ¥51,817 million to ¥207,256 million in fiscal 2021 mainly due to an increase in acquisitions of business and in payment for purchases of fixed assets. Acquisitions of business increased by ¥31,624 million to ¥31,751 million in fiscal 2021 mainly due to the acquisition of Redlen that play an important role in PCCT development. Purchases of fixed assets increased by ¥12,631 million to ¥177,350 million in fiscal 2021 mainly due to capital investment to enhance production capacity and efficiency. Major purchases of fixed assets in fiscal 2021 included construction of new production base for consolidation and renovation at Canon Mold Co., Ltd. and capital investments to increase Complementary Metal Oxide Semiconductor (“CMOS”) sensor production capacity at Canon Inc., Hiratsuka Plant, etc.
Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2021, free cash flow increased by ¥65,406 million to ¥243,772 million as compared with ¥178,366 million for fiscal 2020.
Note: “Free cash flow” is a
non-GAAP
measure. Refer to the
“Non-GAAP
Financial Measures” section for the explanation and the reconciliation to the reported GAAP measure.

Canon’s management places importance on cash flow management and frequently monitors this indicator. Furthermore, Canon’s management believes that this indicator is significant in understanding Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities and believes that such indicator is beneficial to investors. Canon refers to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated statements of cash flows and consolidated balance sheets for cash availability analysis.
Outstanding balances of loans for the acquisition of Toshiba Medical Systems Corporation (Currently, Canon Medical Systems Corporation) (Millions of yen)

Net cash used in financing activities totaled ¥267,366 million in fiscal 2021, mainly due to a decrease of long-term loans by ¥170,000 million as a result of the refinancing and the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) and the dividend payout of ¥88,891 million. The Company paid dividends in fiscal 2021 of ¥85.00 per share.
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
Canon repaid ¥344,000 million of loans due in December 2021, which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation). In addition, on December 28, 2021, Canon entered into a borrowing agreement of ¥174,000 million with Mizuho Bank, Ltd. and MUFG Bank, Ltd. For further information, please refer to Note 9 of the Notes to Consolidated Financial Statements. As a result, short-term loans (including the current portion of long-term debt) decreased by ¥347,344 million to ¥44,891 million at December 31, 2021 compared with ¥392,235 million at December 31, 2020. Long-term debt (excluding the current portion) increased by ¥174,916 million to ¥179,750 million at December 31, 2021 compared with ¥4,834 million at December 31, 2020.
Canon’s long-term debt mainly consists of bank borrowings and finance lease obligations.
In order to facilitate access to global capital markets, Canon obtains a credit rating from S&P Global Ratings (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
As of February 28, 2022, Canon’s debt ratings are: S&P: A (long-term),
A-1
(short-term); and R&I: AA (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

As part of its ongoing business, Canon does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities established for the purpose of facilitating off-balance
sheet arrangements or other contractually narrow or limited purposes.
Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,078 million at December 31, 2021. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2021 were not significant.
The following table summarizes Canon’s contractual obligations at December 31, 2021.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	174,000	—	174,000	—	—
Other debt	7,040	1,290	1,529	654	3,567
Operating Lease Obligations	100,519	32,941	37,738	18,648	11,192
Purchase commitments for :
Property, Plant and Equipment	76,229	76,229	—	—	—
Parts and Raw Materials	249,909	249,909	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	34,107	34,107	—	—	—

Total	641,804	394,476	213,267	19,302	14,759

Note:
See Note 9, 11, 19 and 20 in the Notes to Consolidated Financial Statements for further details. The table does not include provisions for uncertain tax positions and related accrued interest and penalties, as the specific timing of future payments related to these obligations cannot be projected with reasonable certainty. See Note 12, Income Taxes in the Notes to Consolidated Financial Statements for further details.

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2021 accrued product warranty costs are included in accrued expenses and amounted to ¥16,949 million.
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
Canon’s total inventory turnover measured in days were 66, 60, and 59 days at the end of the fiscal years 2021, 2020, and 2019, respectively. The inventory turnover in 2021 increased due to an increase in inventories of products in process at plants and in transit to dealers, in order to focus on recovering production from product supply shortages resulting from parts procurement difficulties and reduced operating rates at production sites.
Canon is committed to cash flow management in order to strengthen its financial base. While actively investing to expand its business performance, Canon is also ensuring stable free cash flow by keeping total capital investments within the range of depreciation and amortization.
Increase in property, plant and equipment on an accrual basis in 2021 amounted to ¥151,914 million compared with ¥132,302 million in 2020 and ¥178,088 million in 2019. For 2022, Canon projects its increase in property, plant and equipment will be approximately ¥180,000 million.
Employer contributions to Canon’s worldwide defined benefit pension plans were ¥43,782 million in 2021, ¥26,965 million in 2020 and ¥30,383 million in 2019. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥22,660 million in 2021, ¥16,334 million in 2020, and ¥17,414 million in 2019. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,822 million in 2021, ¥4,224 million in 2020 and ¥4,321 million in 2019.
Working capital in 2021 increased by ¥354,558 million to ¥817,512 million, compared with ¥462,954 million in 2020 and ¥873,962 million in 2019. The increase was primarily due to a decrease in short-term loans (including the current portion of long-term debt) and an increase in inventories. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2021 was 1.77 compared to 1.35 for 2020 and to 1.90 for 2019.
Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 4.6% in 2021, compared to 1.8% in 2020 and 2.6% in 2019. It improved from the previous fiscal year due to an increase in net income as a result of improved business performance.
Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 7.9% in 2021 compared with 3.2% in 2020 and 4.5% in 2019. It improved from the previous fiscal year due to a significantly increase in net income as a result of improved business performance, although shareholders’ equity increased due to an increase in retained earnings resulting from an increase in profit and an increase in foreign currency translation adjustments resulting from the depreciation of the yen.
In Phase VI, one of Canon’s management policies is to thoroughly implement cash flow management, and Canon is restrengthening its financial base.
In fiscal 2021, loans decreased by ¥170,000 million due to the refinancing and the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation). As a result, the debt to total assets ratios were 6.8%, 10.9% and 10.8% as of December 31, 2021, 2020 and 2019, respectively. Canon had short-term loans, current operating lease liabilities, long-term debt, and noncurrent operating lease liabilities of ¥320,971 million as of December 31, 2021, ¥506,172 million as of December 31, 2020 and ¥514,946 million as of December 31, 2019.

Canon Inc. shareholders’ equity to total assets ratios were 60.5%, 55.7% and 56.3% as of December 31, 2021, 2020 and 2019, respectively. Canon strengthened its financial base by reducing debt through an increase in other retained earnings due to an increase in profit and a decrease in long-term debt due to strict cash flow management.
Non-GAAP
Financial Measures
Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using the combination of two GAAP cash flow measures, Net cash provided by operating activities and Net cash used for investing activities, which Canon refers to as “Free Cash Flow” which is a non-GAAP
measure. Canon believes this measure is beneficial to an investor’s understanding of its current liquidity and the alternatives of uses of financing activities because it takes into consideration its operating and investing activities.
A reconciliation of this
non-GAAP
financial measure and the most directly comparable measure calculated and presented in accordance with GAAP is set forth on the following table.
Free Cash Flow

	Years ended December 31
	2021	2020

	(Millions of yen)
Net cash provided by operating activities	451,028	333,805
Net cash used in investing activities	(207,256)	(155,439)

Free cash flow	243,772	178,366

C. Research and development, patents and licenses
Since its founding, Canon has diversified its business and increased its competitiveness by developing and diversifying core competence management that comprises various core competence technologies (“core technologies”) to create industry-leading core products, fundamental technologies that form the basis of technology accumulation and basic technologies for value which are technology and expertise that support the Canon brand accumulated during the company’s growth and the basis of commercialization technology. Canon’s key R&D strategies are as follows:

•	Reinforce fundamental technologies and value creation technologies
•	Create future businesses based on strong core technologies and fundamental technologies
•	Enhance innovation-type R&D in response to the demands of the current age
Canon strives to implement the above R&D strategies as follows:

•	Reinforce fundamental technologies and value creation technologies:
Contribute to higher efficiency of existing businesses by further evolving value creation technologies. Alongside this, extract the essence of a wide range of core technologies possessed by existing businesses, deepen fundamental technologies and inject them into core technologies of new businesses. In doing so, Canon will further strengthen the competitiveness of existing businesses and growing new businesses.

•	Create future businesses based on strong core technologies and fundamental technologies:
Promote development of new business areas through technology diversification. For example, Canon will develop devices that utilize materials technology
-the
foundation of ink and toner materials- as well as materials with unique properties, and work on development of next-generation technologies that lead to business creation.

•	Enhance innovation-type R&D in response to the demands of the current age:
Build upon trends such as DX and carbon neutrality, promote R&D that leads to corporate value improvement. In particular, focus on cyber-physical systems that closely integrate cyberspace, which enables the combination of various services, with physical (real world) space, the point of contact with people. Create various innovations by developing cyber-physical business models and products that stay one step ahead through developing advanced cyber technology with utilizing world-class core technologies in the physical field and business alliances.
R&D expenses were ¥287,338 million in fiscal 2021 and ¥272,312 million in fiscal 2020. The R&D expenses to net sales ratios were 8.2% in fiscal 2021 and 8.6% in fiscal 2020.
Canon believes that new products protected by a robust patent portfolio will not easily allow competitors to surpass them, and will give the company an advantage in establishing standards in the market and industry.
Canon obtained the third greatest number of patents in the United States in 2021, according to the annual ranking list, released by IFI CLAIMS
®
Patent Services.
D. Trend information
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.
Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996 and, from Phase I to Phase V, has worked to strengthen its management base and improve corporate value. In 2021, Canon started Phase VI of the “Excellent Global Corporation Plan,” and under the basic policy to “accelerate our corporate portfolio transformation by improving productivity and creating new businesses,” Canon reorganized our business divisions and group companies into four industry-oriented business groups of “Printing”, “Imaging”, “Medical” and “Industrial” in order to further promote the transformation of the business portfolio whose foundation was established in Phase V (from 2016 to 2020). Canon also launched a new organization to accelerate the commercialization of, among others, materials business and sales of components such as sensors to outside businesses.
During 2021, which was the first year of Phase VI, many production sites of Canon closed temporarily due to lockdowns as the global spread of
COVID-19
infections continued without being contained. Canon was also forced to reduce production due to shortages of materials, mainly for semiconductors, and logistics disruptions. However, because economic activities resumed with increased availability of vaccinations, Canon was able to achieve an increase in both sales and profits through responding to a recovery in demand.
In 2022, although there are still no projections as to when
COVID-19
will be brought under control and disruptions in production and logistics are expected to continue, Canon believes that the fundamentals of its business environment are sound and have not changed from 2021. Accordingly, under the basic policy of Phase VI that has been carried out since 2021, Canon will focus on the following measures.
1. Further strengthen competitiveness of industry-oriented business groups
While creating new businesses by combining technologies, regrouping the business domains, and utilizing M&A and other measures for each industry-oriented business group, as well as by strengthening the functions of development, production, and sales framework, Canon will thoroughly enhance business competitiveness.

(1)
Printing Group
In the age of DX, although the shift to paperless documents will continue in the future given the fact the volume of printed pages at offices is being reduced as much as possible, printing demand is expected to remain based on the needs to share ideas and work results on hard copies. Due to the spread of
COVID-19,
the adoption of hybrid working styles that combine office work with teleworking is accelerating and there are demands to utilize cloud computing, etc. for providing printing environments and services not limited to a certain workplace. Canon aims to be global No. 1 in the office and home printing field by utilizing two digital printing technologies, namely electrophotographic technology as well as inkjet technology, and the strengths of its worldwide sales and service network, and by focusing on providing printing solutions that meet the needs of the DX era.
In addition, in the fields of catalog printing and other commercial printing and label printing, package printing and other industrial printing where there is expected to be a further shift from analog to digital in the future, Canon will take this opportunity to enhance workflow software that contributes to workload savings and supports increases in added value, as well as to introduce new competitive products to the market continuously utilizing the collective strengths of the entire group and establish a strong position.
(2)
Imaging Group
Although the overall market for digital cameras has shrunk significantly due to the widespread use of smartphones, sales of mirrorless cameras equipped with full-frame sensors were strong even during the spread of
COVID-19
infections and demand for high image quality photos was steady. As a company with the world’s leading optical technology, Canon will continue to introduce cameras and interchangeable lenses to the market continuously in response to this demand, and establish its position as global No. 1 for mirrorless cameras by focusing on professional photographers and advanced amateurs who value “high image quality.” In addition, given the increasing use and application of virtual reality images, 3D images and 360° images in various fields recently, Canon is working to capture these new video-experience markets using the Free Viewpoint Video System, the EOS VR System, which was introduced in 2021, and MREAL, etc., in order to expand the business.
In the field of broadcasting and video production, Canon will strengthen its lineup of high image quality remote camera systems in line with the continuing increase in IP streaming demand.
In the field of network cameras, Canon will strengthen its presence in the security domain, including for smart cities, utilizing the collective strength of the entire group, which includes Axis, one of the world’s leading manufacturers of network cameras, Milestone Systems, a video management software vendor, and BriefCam, a video analytics software vendor. At the same time, for quality assurance work at production sites, out-of-stock
detection at distribution centers, crowd level detection at shops and exhibition sites and other such uses which goes beyond the original scope of security, Canon is working on developing products and services that provide DX solutions using video for various operations.
In the field of mobility which is undergoing tremendous changes, such as the emergence of self-driving vehicles, Canon is working on entering the car camera and traffic infrastructure businesses by leveraging the optical and network technology that Canon has been developing through its long history, and will contribute to the widespread use of driving support and other mobility services.
(3)
Medical Group
In order to respond to medical treatments that are becoming more advanced, Canon will expand the business domains to include healthcare IT and in vitro diagnostics with the diagnostic imaging business as the core, aiming to contribute to medical treatments around the world.
In the diagnostic imaging business, Canon will liaise with Redlen, which was acquired in 2021, in order to promote development of PCCT technology that makes it possible to achieve both unprecedented diagnostic functions and a significant reduction in radiation exposure, and are focused on early commercialization. In addition, by using Quality Electrodynamics’s RF coil technology, which is a core technology for MRI systems, and other original technologies of the group companies, as well as by applying image-processing technologies, etc. that utilize AI, Canon will develop the next-generation high-performance MRI systems. In diagnostic ultrasound systems, Canon will work to reduce costs by standardizing platforms, bringing production in-house
and utilizing Canon’s production technology. Furthermore, by strengthening the sales network, with a particular focus on the United States, Canon aims to have the No. 1 global market share for CT systems and become one of the global leading companies for other diagnostic imaging systems.
In the healthcare IT field, by enabling medical institutions to integrate image and non-image
data collected in clinical settings, analyze and process the data utilizing AI and other technologies and provide the data worldwide, Canon aims to offer high-quality diagnostic support and facilitate efficient medical treatments. In addition, in the in vitro diagnostics field, Canon will expand the portfolio into domains related to diagnostic equipment, such as test reagents for
COVID-19,
and expand the business.
In the component business, Canon will expand the existing business by capturing new customers, consolidating sales functions etc., and while also looking at growth opportunities through M&A, Canon will offer multi-layered solutions, comprised of finished goods, modules, processes, services etc., aiming to expand the BtoB business, whose sales account for 10% or more of the total sales of the Medical Group.
(4)
Industrial Group
Given the widespread use of the 5G communications standard and cloud computing, demand for semiconductors, such as IC and memory chips, is expected to continue growing in the future. In addition, due to the increase in individualized listening, viewing and learning using online distribution and the shift to images with higher resolution, demand for LCD panels and OLED panels is expected to be strong. Production of Canon’s semiconductor manufacturing equipment, FPD lithography equipment and OLED display manufacturing equipment is continuing at almost full capacity. Recognizing that our ability to respond flexibly to increased demand is an important issue, Canon will enhance the production system utilizing the collective strength of the entire group and strengthen our customer support system. In addition, Canon will improve the products by raising the performance of those products and introduce additional functions that contribute to improving customer productivity, and work to expand its market share.
Concurrently, Canon will accelerate the technological developments with a view to expanding the application of nanoimprint lithography technology, aiming for early commercialization, and focus on establishing next-generation manufacturing technology for OLED panels. Furthermore, Canon will create new products and services that combine core technologies in the group, such as ultra-precision positioning, ultra-precision processing and vacuum systems, and aim to expand the business domains by providing its customers with new values.
2. Improve group-wide productivity through extensive reinforcement of Canon’s global headquarter functions
Canon will reaffirm its commitment to be fully focused on cash flow management across the entire group and further strengthen its financial base. In Japan, Canon will improve the productivity of its employees including administrative staff by reallocating headcounts to growth areas in response to the changes in the business portfolio and promote highly streamlined work using DX and other measures. In addition, in order to rebuild the production system to create a resilient system integrated across the group, Canon is working to further increase automation and in house production in all businesses through collaborative measures to expand production technologies, and will continue striving to achieve thorough cost reductions.
For the discussions of the trend by business segment, see “Item 4 B. Business overview” and “Item 5 A. Operating Results”.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Directors and Audit & Supervisory Board Members of the Company as of March 30, 2022 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Finance & Accounting HQ, Group Executive of Public Affairs HQ, Group Executive of Facilities Management HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*
		4/2018	Group Executive of Finance & Accounting HQ*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshio Homma	Executive Vice President & CTO (Head of Printing Group)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations
		3/2017	Executive Vice President in charge of Office Business
		3/2019	Executive Vice President & CTO & In charge of Office Business
		4/2020	Executive Vice President & CTO & In charge of Printing Business
Chief Executive of Digital Printing Business Operations*
		4/2021	Executive Vice President & CTO*
Head of Printing Group*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.
		3/2014	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Yusuke Kawamura	Director	4/1977	Entered Daiwa Securities Co. Ltd.
(Dec. 5, 1953)		1/1997	General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
		4/2000	Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
		4/2010	Senior Managing Director of the Institute of Daiwa Institute of Research Ltd.
		1/2011	Commissioner of Fiscal System Council of Ministry of Finance
		4/2012	Deputy Chairman of Daiwa Institute of Research Ltd.
		2/2013	Commissioner of Business Accounting Council of Financial Services Agency*
		6/2017	Director of Mitsui Sugar Co., Ltd.
		4/2019	Executive Counselor of Japan Securities Dealers Association
		4/2020	Chairman & CEO of Institute of Glocal Policy Research*
		3/2021	Director*
		4/2021	Director of Mitsui DM Sugar Holdings Co., Ltd.*

Katsuhito Yanagibashi (Aug. 25, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		1/2010	Senior General Manager of Global Accounting Planning Administration Center of Finance & Accounting Headquarters
		1/2013	Senior General Manager of Accounting Standards & Systems Development Center of Finance & Accounting Headquarters
		1/2017	Senior Principal of Finance & Accounting Headquarters
		6/2017	Audit & Supervisory Board Member of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation)
		3/2021	Advisor of Canon Medical Systems Corporation
		3/2022	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hiroaki Sato	Audit & Supervisory Board Member	4/1982	Entered the Company
(Jan. 29, 1960)		2/2004	Senior General Manager of MR Systems Laboratory
		7/2014	Deputy Group Executive of Advanced Information & Real-world Technology Development Group, Digital System Technology Development HQ
		7/2015	Deputy Group Executive of Digital System Technology Development HQ
		4/2018	Principal Staff Engineer of Digital Business Platform Development HQ
		3/2019	Audit & Supervisory Board Member*

Yutaka Tanaka (Mar. 11, 1949)	Audit & Supervisory Board Member	4/1975	Assistant Judge of the Tokyo District Court
		4/1986	Judge of the Tokyo District Court
		4/1987	Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
		4/1992	Judicial Research Official, the Supreme Court of Japan
		4/1996	Registered as an attorney*
		10/2014	Guest Professor of Keio University Law School
		3/2019	Audit & Supervisory Board Member*

Hiroshi Yoshida	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
(Sep. 5, 1954)		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
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
Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Companies Act of Japan. Kunitaro Saida and Yusuke Kawamura are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2023. The term of office of Audit & Supervisory Board Members is four years, however, the term of office of an Audit & Supervisory Board Member elected to fill a vacancy expires with the expiration of the remaining term of office of the retired Audit & Supervisory Board Member under the Company’s Articles of Incorporation. The current term for Hiroaki Sato and Yutaka Tanaka who were elected in the 118 th
general meeting of shareholders in March 2019, expires in March 2023, the current term for Hiroshi Yoshida who was elected in the 120 th
general meeting of shareholders in March 2021, expires in March 2025, and the current term for Katsuhito Yanagibashi and Koichi Kashimoto who were elected in the 121 st
general meeting of shareholders in March 2022, expires in March 2026. Board members and Audit & Supervisory Board Members may serve any number of consecutive terms.
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
Under the Companies Act of Japan, board members must refrain from engaging in any business competing with the Company unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.
The Companies Act of Japan requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change or abolish material corporate organizations such as a branch office.
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
The Audit & Supervisory Board Members constitute the Audit & Supervisory Board. Under the Companies Act of Japan, the Audit & Supervisory Board has a statutory duty to prepare and submit its audit report to the board of directors each year. An Audit & Supervisory Board Member may note an opinion in the auditor report if an Audit & Supervisory Board member’s opinion is different from the opinion expressed in the audit report. The Audit & Supervisory Board is empowered to establish audit principles, the method of examination by Audit & Supervisory Board Members of the Company’s affairs and financial position and other matters concerning the performance of the Audit & Supervisory Board Members’ duties. The Company does not have an audit committee.
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

Under the Companies Act of Japan and the Company’s articles of incorporation, the board of directors may, by resolution, release current and former directors and Audit & Supervisory Board Members from liability for damages resulting from negligence in the fulfillment of their respective duties to the extent permitted by law. In addition, the Company may enter into contracts with outside directors limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law. Furthermore, the Company may enter into contracts with outside Audit & Supervisory Board Members limiting their liability for damages resulting from negligence in the fulfillment of their respective duties in an amount consistent with the limitation stipulated by law.
Canon established a standing committee, the Internal Control Committee in 2004, with the president appointed as chairman of the group. The Internal Control Committee has built a highly effective internal control system unique to Canon, which not only serves to ensure the reliability of the Company’s financial reporting, but also aims to ensure the effectiveness and efficiency of its business operations, as well as compliance with related laws, regulations and internal controls. In 2015, with the aim of managing financial, compliance, and business risks from a comprehensive perspective, the Internal Control Committee was reorganized and renamed the Risk Management Committee which is tasked with performing this duty. Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. The Risk Management Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters, etc.) that the Canon may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, the Risk Management Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.
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

Executive Officers of the Company whom are expected to take the assignment on April 1, 2022, are listed below.

Name	Position	(Group executive/function)
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc., President of BriefCam Ltd.
Toshio Takiguchi	Senior Managing Executive Officer	Head of Medical Group, President of Canon Medical Systems Corporation
Kenichi Nagasawa	Senior Managing Executive Officer	Group Executive of Corporate Intellectual Property & Legal HQ, Senior General Manager of Economic Security Office
Eiji Osanai	Senior Managing Executive Officer	Group Executive of Production Engineering HQ
Yuichi Ishizuka	Senior Managing Executive Officer	President of Canon Europa N.V., President of Canon Europe Ltd.
Kazuto Ogawa	Senior Managing Executive Officer	President of Canon U.S.A., Inc.
Takayuki Miyamoto	Senior Managing Executive Officer	Group Executive of Frontier Business Promotion HQ, Chief of Canon EXPO Project
Hiroaki Takeishi	Senior Managing Executive Officer	Head of Industrial Group, Chairman of Canon Tokki Corporation
Masanori Yamada	Senior Managing Executive Officer	Head of Imaging Group
Aitake Wakiya	Senior Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Katsumi Iijima	Senior Managing Executive Officer	Group Executive of Digital Business Platform Development HQ
Shunsuke Inoue	Managing Executive Officer	Group Executive of R&D HQ
Soichi Hiramatsu	Managing Executive Officer	Group Executive of Procurement HQ
Takashi Takeya	Managing Executive Officer	Senior General Manager of Global Logistics Management Center
Go Tokura	Managing Executive Officer	Deputy Head of Imaging Group
Hisahiro Minokawa	Managing Executive Officer	Group Executive of Human Resources Management & Organization HQ
Ritsuo Mashiko	Managing Executive Officer	President of Oita Canon Inc., President of Nagasaki Canon Inc.
Minoru Asada	Managing Executive Officer	President of Canon Production Printing Holding B.V.
Kazuhiko Nagashima	Managing Executive Officer	Deputy Group Executive of Finance & Accounting HQ
Yoichi Iwabuchi	Managing Executive Officer	Group Executive of Information & Communication Systems HQ
Takanobu Nakamasu	Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Tamaki Hashimoto	Managing Executive Officer	Unit Executive of Solution & Recurring Product Business Unit
Nobuyuki Tainaka	Executive Officer	Senior General Manager of Global Legal Administration Center
Akiko Tanaka	Executive Officer	Deputy Group Executive of R&D HQ
Noriko Gunji	Executive Officer	Group Executive of Sustainability Headquarters
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property & Legal HQ
Hideto Kohtani	Executive Officer	Unit Executive of Image Solutions Business Unit 1
Katsuhiko Shinjo	Executive Officer	Deputy Group Executive of R&D HQ
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.

Name	Position	(Group executive/function)
Masaki Omori	Executive Officer	President of Canon Machinery Inc.
Saijiro Endo	Executive Officer	Senior General Manager of Digital Printing Development Technology Planning & Management Center
Toshiyuki Matsuda	Executive Officer	Unit Executive of Peripherals Marketing Unit
Takeshi Ichikawa	Executive Officer	Group Executive of Device Technology Development HQ
Hiroto Okawara	Executive Officer	Unit Executive of Image Solutions Business Unit 2, Chief of Smart Mobility Business Promotion Project
Yoshiyuki Koshimizu	Executive Officer	Senior General Manager of Digital Printing Business Planning and Management Center
Toshiyuki Ishii	Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Masahide Kinoshita	Executive Officer	Chief Executive of Peripheral Products Operations
Shunji Sawa	Executive Officer	Plant Manager of Toride
Makoto Kambe	Executive Officer	Senior General Manager of Human Resources Management & Organization Center
Hirotomo Fujimori	Executive Officer	Senior General Manager of Public Relations Center
Isao Kobayashi	Executive Officer	Vice President of Canon U.S.A., Inc.
B. Compensation
In the fiscal year ended December 31, 2021, Canon paid an aggregate of approximately ¥982 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.
Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid to directors whose aggregate compensation exceeded ¥100 million in 2021.

Name (Position)		Category of remuneration
	Company	Basic Remuneration	Bonus	Stock-Type Compensation Stock Options	Total
		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	314	120	23	457
Toshizo Tanaka (Director)	Canon Inc.	134	61	9	204
Toshio Homma (Director)	Canon Inc.	117	51	4	172
Notes:
(1)	Items that relate to policies which determine the amount of director and audit & supervisory board member remuneration or its calculation method:
(i) Basic Policy of Remuneration
The Company, for the health and sustainable growth of Canon, is working to design a director remuneration system that effectively encourages directors and audit & supervisory board members to fully demonstrate their abilities and fulfill their roles and responsibilities. Moreover, the total value of director and audit & supervisory board member remuneration is based on an appropriate standard, taking into consideration the recruiting and holding on to top-class
people that can effectively meet the Company’s expectations.

(ii) Details of Each Element of the Remuneration System
a. Representative Directors and Executive Directors
The remuneration of Representative Directors and Executive Directors consists of a basic remuneration, a bonus, and a stock-type compensation stock option.
Basic Remuneration
As compensation for the performance of duties, directors receive a fixed monthly remuneration. The remuneration is a predetermined amount based on the director’s position and the degree to which they contribute in this role. The total amount of director remuneration is within the amount approved at the Company’s General Meeting of Shareholders. (Note: the total amount includes remuneration for outside directors.)
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
Stock-type Compensation Stock Option
The granting of stock acquisition rights for the Company’s shares is to further raise the motivation of these directors to improve performance from a medium- to long-term perspective as well as raise corporate value by sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of stock acquisition rights is within the amount approved at the Company’s General Meeting of Shareholders. The number of stock acquisition rights allotted to a director is calculated based on the amount determined by the director’s position, the consolidated income before income taxes in the previous year as well as the degree to which the director has contributed in this role (The monetary compensation receivables amount directors being granted to allot to the payment in exchange for stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement. As for the grantee, if the Company recognizes any misconduct of duty, act conflicting with the duty of due care, etc., the Company may limit the exercise of all or a portion of the stock acquisition rights.
Managing from a medium- to long-term perspective is important. Based on this, the Company places emphasis on providing a certain level of basic remuneration in a stable manner. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest when determining the breakdown between basic remuneration, bonus, and stock-type compensation stock options. The maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively. As for consolidated income before income taxes which is the financial indicators linked to the bonus, in 2021 (the 121st Business Term), although the Company’s outlook was for ¥176.5 billion at the beginning of the year, actual results were ¥302.7 billion.

b. Outside Directors and Audit & Supervisory Board Members
As for the remuneration of outside directors and audit & supervisory board members which perform duties that are independent from a business execution standpoint, their remuneration is made up of a fixed monthly amount, namely a basic remuneration, as compensation for their service. As for outside directors, their basic remuneration is decided within a predetermined range that takes into consideration levels that are considered standard and within the specified yearly range that was approved at the Company’s general meeting of shareholders as described in Basic Remuneration above. As for audit & supervisory board members, within the amount approved at the Company’s General Meeting of Shareholders, distribution is determined through consultation between Audit & Supervisory Board Members.
Stock Options
The descriptions of the stock option plans are below.
The Stock Option Plan Approved on March 29, 2018
1. Grantees of share options
The Company’s 5 directors (excluding outside directors) and 28 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 586.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 58,600 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
5. Period during which share options are exercisable
From May 2, 2018 to May 1, 2048

6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,949 and ¥1,475, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,948 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.
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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 1,019.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 101,900 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
5. Period during which share options are exercisable
From April 27, 2019 to April 26, 2049
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,282 and ¥1,141, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,281 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.
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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 823.

3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 82,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
5. Period during which share options are exercisable
From May 2, 2020 to May 1, 2050
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥1,460 and ¥730, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥1,459 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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

9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.
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
5. Period during which share options are exercisable
From April 29, 2021 to April 28, 2051
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,228 and ¥1,114, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,227 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a corporate spin off), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant

Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a company split agreement, a company split plan, a share exchange agreement or a share transfer plan.
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
The Stock Option Plan Approved on March 30, 2022
1. Grantees of share options
The Company’s 3 directors (excluding outside directors) and 33 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 690.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 69,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From April 29, 2022 to April 28, 2052
6. Issue price and amount of increased stated capital (yen)
The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights shall be calculated by using the Black-Scholes model based on some conditions to be applied on the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
9. Treatment of the stock acquisition rights upon restructuring transaction
If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a corporate spin off), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a company split agreement, a company split plan, a share exchange agreement or a share transfer plan.

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
C. Board practices
See Item 6A “Directors and senior management” and Item 6B “Compensation.”
D. Employees
The following table shows the numbers of Canon’s employees as of December 31, 2021, 2020 and 2019.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2021
Printing	122,864	35,842	10,516	15,063	61,443
Imaging	25,761	10,766	2,100	5,184	7,711
Medical	12,769	6,919	2,421	1,670	1,759
Industrial and Others	14,053	8,858	226	201	4,768
Corporate	8,587	8,539	—	48	—

Total	184,034	70,924	15,263	22,166	75,681

December 31, 2020*
Printing	118,146	36,632	10,601	15,162	55,751
Imaging	27,994	11,263	2,135	5,465	9,131
Medical	12,602	6,882	2,212	1,753	1,755
Industrial and Others	14,701	9,155	359	150	5,037
Corporate	8,454	8,406	—	48	—

Total	181,897	72,338	15,307	22,578	71,674

December 31, 2019*
Printing	120,304	37,356	12,932	14,609	55,407
Imaging	30,147	11,787	2,562	5,062	10,736
Medical	12,189	6,425	2,305	1,728	1,731
Industrial and Others	16,183	9,243	408	1,677	4,855
Corporate	8,218	8,168	—	50	—

Total	187,041	72,979	18,207	23,126	72,729

*The numbers of Canon’s employees have been reclassified as of December 31, 2020 and 2019 based on the realignment of internal reporting and management structure which are disclosed in Note 23 of the Notes to Consolidated Financial Statements.
Basically, the Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 31, 2022. The total is 264,816 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	144,444
Toshizo Tanaka	Executive Vice President & CFO	24,510
Toshio Homma	Executive Vice President & CTO	68,752
Kunitaro Saida	Director	11,200
Yusuke Kawamura	Director	500
Katsuhito Yanagibashi	Audit & Supervisory Board Member	4,200
Hiroaki Sato	Audit & Supervisory Board Member	2,810
Yutaka Tanaka	Audit & Supervisory Board Member	400
Hiroshi Yoshida	Audit & Supervisory Board Member	5,100
Koichi Kashimoto	Audit & Supervisory Board Member	2,900

	Total	264,816

The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 29, 2018 was 58,600 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2018 to May 1, 2048.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 28, 2019 was 101,900 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 27, 2019 to April 26, 2049.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 27, 2020 was 82,300 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2020 to May 1, 2050.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 30, 2021 was 43,700 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 29, 2021 to April 28, 2051.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 30, 2022 was

69,000 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 29, 2022 to April 28, 2052.
For additional information on the stock option plan, see “B. Compensation” of this Item.
The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2021:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	166,121,000	15.9%
Custody Bank of Japan, Ltd. (Trust Account)	62,350,600	6.0%
The Dai-ichi Life Insurance Company, Limited	24,320,780	2.3%
Mizuho Bank, Ltd.	22,558,173	2.2%
State Street Bank West Client—Treaty 505234	20,903,878	2.0%
Moxley and Co. LLC	19,101,237	1.8%
OBAYASHI CORPORATION	16,527,607	1.6%
Barclays Securities Japan Limited	15,210,500	1.5%
SMBC Nikko Securities Inc.	14,157,500	1.4%
Sompo Japan Insurance Inc.	13,080,087	1.3%
Notes:
1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Moxley and Co. LLC is a stocks holder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
3:	Apart from the above shares, the Company owns 287,991,705 shares (21.6% of total issued shares) of treasury stock.
4:	Ownership percentage is calculated by deducting the number of treasury shares from the total shares issued.
Canon’s major shareholders do not have different voting rights from other shareholders.
As of December 31, 2021, 8.9% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 290 residents of the United States of America.
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
To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2022.
In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 10 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated financial statements and other financial information
Consolidated financial statements
This Annual Report contains consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The financial statements as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 have been audited by Deloitte Touche Tohmatsu LLC. The financial statements for the year ended December 31, 2019 have been audited by Ernst & Young ShinNihon LLC. Their audit reports covering each of the periods is included in Item 18 of this report.
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
As
COVID-19
infections continued to spread, production activities declined significantly. In addition, parts shortages and logistic disruptions became serious issues which greatly affected Canon’s operating results. However, both sales and profits increased from the previous fiscal year, as a result of the efforts to expand sales of products and services and generate profits.
Amid these conditions, in 2021, Canon has decided to distribute a full-year dividend of ¥100 per share, (interim dividend of ¥45 per share that was already distributed and year-end
dividend of ¥55) which represents a ¥20 increase from the previous year’s dividend.
B. Significant changes
No significant change has occurred since the date of the annual financial statements.
Item 9. The Offer and Listing
A. Offer and listing details
Trading in domestic markets
The common stock of the Company has been listed on the Tokyo Stock Exchange (“TSE”), the principal stock exchange market in Japan, since 1949, and is traded on the First Section of the TSE and will be traded on the Prime Market of the TSE after April 4, 2022. The shares are also listed on three other regional markets in Japan (Nagoya, Fukuoka and Sapporo).
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
Provisions Regarding Directors
There is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Companies Act of Japan, the law relating to joint stock corporations (known in Japanese as kabushiki kaisha
), a director is required to refrain from voting on such matters at meetings of the board of directors.

The Companies Act of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved at the shareholders’ meeting, the board of directors determines the policy to determine the compensation for each director and the amount of compensation for each director. The board of directors may, by its resolution, leave the decision on the amount of compensation for each director to the discretion of the company’s representative director, who shall comply with the policy as determined by the board of directors.
The Companies Act of Japan provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. The Company’s Regulations of the Board of Directors incorporate this requirement.
There is no mandatory retirement age for the Company’s Directors under the Companies Act of Japan or its Articles of Incorporation.
There is no requirement concerning the number of shares an individual must hold in order to qualify him as a director of the Company under the Companies Act of Japan or its Articles of Incorporation.
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
Rights of Shareholders
Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Regulations for Handling of Shares, as currently in effect, and of the Companies Act of Japan and related legislation.
General
The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2021. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.
Under the Companies Act of Japan and the Book-Entry Law, in order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered in the register of shareholders of the Company, except in limited circumstances.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.
Distributions of Surplus
Under the Companies Act of Japan, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Companies Act of Japan, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders.
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
If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Companies Act of Japan) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated
interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the board of directors and audited by its independent auditors, as required by the ordinances of the Ministry of Justice.
Stock Splits
The Companies Act of Japan permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated
balance sheet) per share. In addition, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, the Company may increase the authorized shares from the current 3,000,000,000 shares to 9,000,000,000 shares.
Under the Book-Entry Law, the Company must give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by the Company’s shareholders at account management institutions or JASDEC will be increased in accordance with the applicable ratio.
Japanese Unit Share System
The Company’s Articles of Incorporation provided that 100 shares of common stock constitute one “unit”. The Companies Act of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.
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
Ohta-ku,
Tokyo or in a neighboring area. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice. Under the Companies Act of Japan, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident
shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s Regulations for Handling of Shares, at least two weeks prior to the date of the meeting.
Voting Rights
A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Companies Act of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Companies Act of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and Audit & Supervisory Board Members of not less than one-third
of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter
directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.
Pursuant to the Companies Act of Japan and the Company’s Articles of Incorporation, a quorum of not less than one-third
of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,
•
amendment of the Articles of Incorporation (except amendments which the Board of Directors are authorized to make under the Companies Act of Japan as described in “Stock Splits“ and “Japanese Unit Share System“ above),

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
Share Registrar
Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust”) is the share registrar for the Company’s shares. Mizuho Trust’s office is located at
1-3-3,
Marunouchi,
Chiyoda-ku,
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
Repurchase by the Company of Shares
Under the Companies Act of Japan, the Company may acquire its shares (i) by soliciting all shareholders to offer to sell its shares held by them (in this case, the certain terms of such acquisition, such as the total number of the shares to be purchased and the total amount of the consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the board of directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a resolution of the board of directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed by way of tender offer (in either case pursuant to a resolution of the board directors). In the case of (ii) above, if the purchase price or any other consideration to be received by the relevant specific shareholder exceeds the then market price of the Company’s shares calculated in a manner set forth in the ordinances of the Ministry of Justice, any other shareholder may make a request to a representative director to be included as a seller in the proposed acquisition by the Company.
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

C. Material contracts
All contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.
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
, no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are
Non-Resident
Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Japan’s income tax treaty with Spain has been amended to generally reduce the maximum withholding tax rate to 5%. Japan signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The tax treaties with Australia, Canada, The Czech Republic, Egypt, Finland, France, Hungary, India, Indonesia, Ireland, Israel, Kazakhstan, South Korea, Luxembourg, Malaysia, The Netherlands, New Zealand, Norway, Oman, Pakistan, Poland, Portugal, Qatar, Saudi Arabia, Singapore, Slovakia, Ukraine, United Arab Emirates, and the United Kingdom are partly overridden by the MLI as of January 1, 2022.
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
This discussion assumes that the Company was not a passive foreign investment company for 2021, as described below.
Taxation of Distributions
Distributions paid on the Company shares or ADSs, other than certain pro rata
distributions of common shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under

U.S. federal income tax principles) will be treated as dividends for U.S. tax purposes. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will generally not be eligible for the dividends-received deductions allowed to U.S. corporations. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances, dividends paid to certain non-corporate
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
Japanese income taxes withheld from cash dividends on the Company shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances. The rules governing foreign tax credits are complex, and a U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.
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
Passive Foreign Investment Company Rules
The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2021 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
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
Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2021.

2021
Fair value
(Millions of yen)
Fund trusts and others	609
Equity securities	28,640

29,249

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing as of December 31, 2021. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2022.

	U.S.$	Euro	Others	Total
	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	78,776	80,847	9,769	169,392
Estimated fair value	(1,014)	(545)	(93)	(1,652)
Forwards to buy foreign currencies:
Contract amounts	19,550	897	7,006	27,453
Estimated fair value	99	3	(504)	(402)
Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 9 of the Notes to Consolidated Financial Statements.
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2021 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s management, including its chief executive officer and chief financial officer, evaluated the effectiveness of Canon’s disclosure controls and procedures, as defined in Rule
13a-15(e)
and
15d-15(e)
of the Exchange Act as of December 31, 2021. Based on this evaluation, the chief executive officer and chief financial officer have concluded that, as of December 31, 2021, Canon’s disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
The management of Canon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule
13a-15(f)
and
15d-15(f)
promulgated under the Exchange Act, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Canon; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of Canon are being made only in accordance with authorizations of management and directors of Canon; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Canon’s assets that could have a material effect on the financial statements.
Because there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on its assessment, management concluded that, as of December 31, 2021, Canon’s internal control over financial reporting was effective.

Canon’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the effectiveness of Canon’s internal control over financial reporting. This report appears in Item 18.
Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting
As described in Canon’s previous Annual Report on Form
20-F,
Canon’s management concluded that Canon’s internal control over financial reporting was not effective as of December 31, 2020 due to identified deficiencies in the risk assessment and control activities principles associated with the COSO framework, which, either individually or in the aggregate, constituted material weaknesses relating to (i) identifying and analyzing significant changes that could impact the system of internal control and control activities, and (ii) integrating control activities to ensure that responses to risks are performed in a timely manner. Factors contributing to the material weaknesses described above included the failure to generate or maintain sufficient evidence supporting Canon’s consideration of the significant changes and the impact on its internal controls over financial reporting.
During the year ended December 31, 2021, management implemented measures to remediate the identified deficiencies, including generation and maintenance of sufficient evidence to support Canon’s consideration of significant changes and the impact of such changes on its system of internal control and control activities. The following remediation steps were completed:

•
Improved open and timely communications within the organization with established policies and procedures, in writing, to facilitate and maintain the identification of significant changes that could impact Canon’s system of internal control and control activities

•	Strengthened controls and documentation around management’s review of accounting positions and treatment

•	Implemented controls and documentation around management’s review of the basis applied for transactions to be considered material to the financial statements in a timely manner.
As a result of these efforts, Canon’s management concluded that the material weaknesses had been remediated as of December 31, 2021.
Changes in Internal Control over Financial Reporting
Except as noted above, there have been no changes in Canon’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
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
of
Regulation S-X.

Fees and services
The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Deloitte Touche Tohmatsu LLC in 2021 and 2020 for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2021	Year ended December 31, 2020
	(Millions of yen)
Audit fees	3,009	2,785
Audit-related fees	3	28
Tax fees	160	166
All other fees	129	108

Total	3,301	3,087

Audit fees
include fees billed for professional services rendered for audits of Canon’s annual consolidated financial statements, reviews of consolidated quarterly financial information and statutory audits of the Company and its subsidiaries.
Audit-related fees
include fees billed for assurance and related services such as agreed upon procedures on financial or accounting information and attestation to specified items in accordance with local regulations.
Tax fees
include fees billed for services related to tax compliance, including the preparation of tax returns, tax advice on general tax matters, transfer pricing compliance, planning and advice, and personal income tax compliance and advisory services, except for persons that are in financial reporting oversight roles.
All other fees
include fees billed primarily for services rendered with respect to advisory on business processes, conducting analysis and providing findings regarding the risk management system, and training services.
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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or	(d) Maximum number of shares that may yet be purchased under the plans or
2021	(Shares)	(Yen)	programs	programs
January 1 - January 31	700	2,055	—	—
February 1 - February 28	596	2,354	—	—
March 1 - March 31	988	2,334	—	—
April 1 - April 30	519	2,560	—	—
May 1 - May 31	695	2,586	—	—
June 1 - June 30	399	2,593	—	—
July 1 - July 31	277	2,554	—	—
August 1 - August 31	245	2,610	—	—
September 1 - September 30	909	2,659	—	—
October 1 - October 31	586	2,757	—	—
November 1 - November 30	434	2,594	—	—
December 1 - December 31	617	2,646	—	—
Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Companies Act of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2021, the Company purchased 6,965 shares for a total purchase price of 17,445,013 yen upon requests from holders of shares consisting less than one full unit.
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
1. Directors
Currently, the Company’s board of directors does not have any director who could be regarded as an “independent director” under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Companies Act of Japan (the “Companies Act”) does not require Japanese companies with the Audit & Supervisory Board such as the Company, to appoint independent directors as members of the board of directors. The NYSE Corporate Governance Rules require non-management
directors of U.S. listed companies to meet at regularly scheduled executive sessions without the presence of management. Unlike the NYSE Corporate Governance Rules, however, the Companies Act does not require companies to implement an internal corporate organ or committee comprised solely of independent directors. Thus, the Company does not have such internal corporate organ or committee.
The Company currently has two outside directors under the Companies Act. Under the Companies Act, an “outside” director is defined as a person who meets the prescribed conditions, such as, that the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director (which means a director concurrently performing an executive role) (
gyomu shikko torishimariyaku
), a corporate executive officer, a manager (
shihainin
), or any other type of employee of the company or any of its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.
In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with the Company’s general shareholders. Each of the outside directors of the Company satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The definition of “independent director/audit & supervisory board member” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.
2. Committees
Under the Companies Act, the Company may choose to:(i) have an audit committee, nomination committee and compensation committee and abolish the post of the Audit & Supervisory Board Members; (ii) have an audit and supervisory committee and abolish the post of the Audit & Supervisory Board Members; or (iii) have the Audit & Supervisory Board. The Company has elected to have the Audit & Supervisory Board, whose duties include monitoring and reviewing the management and reporting the results of these activities to the shareholders or board of directors of the Company. While the NYSE Corporate Governance Rules provide that U.S. listed companies must have an audit committee, nominating committee and compensation committee, each composed entirely of independent directors, the Companies Act does not require companies to have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.
The Company’s board of directors nominates candidates for directorships and submits a proposal at the general meeting of shareholders for shareholder approval. Pursuant to the Companies Act, the shareholders then vote to elect directors at the meeting. The Companies Act requires that the total amount or calculation method of compensation for directors and Audit & Supervisory Board Members be determined by a resolution of the general meeting of shareholders respectively, unless the amount or calculation method is provided under the Articles of Incorporation. As the Articles of Incorporation of the Company do not provide an amount or calculation method, the amount of compensation for the directors and the Audit & Supervisory Board Members of the Company is determined by a resolution of the general meeting of shareholders. The allotment of compensation for each director from the total amount of compensation is determined by the Company’s board of directors, and the allotment of compensation to each Audit & Supervisory Board Member is determined by consultation among the Company’s Audit & Supervisory Board Members.
3. Audit Committee
The Company avails itself of paragraph (c)(3) of Rule
10A-3
of the Security Exchange Act, which provides that a foreign private issuer which has established the Audit & Supervisory Board shall be exempt from the audit committee requirements, subject to certain requirements which continue to be applicable under Rule
10A-3.
Pursuant to the requirements of the Companies Act, the shareholders elect the Audit & Supervisory Board Members by resolution of a general meeting of shareholders. The Company currently has five Audit & Supervisory Board Members, although the minimum number of Audit & Supervisory Board Members required pursuant to the Companies Act is three. Unlike the NYSE Corporate Governance Rules, Japanese laws and regulations, including the Companies Act, do not require the Audit & Supervisory Board Members to be experts in accounting or to have any other area of expertise. Under the Companies Act, the Audit & Supervisory Board may determine the auditing policies and methods for investigating the business and assets of a Company, and may resolve other matters concerning the execution of the Audit & Supervisory Board Member’s duties. The Audit & Supervisory Board prepares auditors’ reports, determines a proposal for the nomination or removal of the accounting auditors to be submitted to the general meeting of shareholders, and may veto a proposal for the nomination of the Audit & Supervisory Board Members, accounting auditors and the determination of the amount of compensation for the accounting auditors put forward by the board of directors. Under the Companies Act, the half or more of a company’s Audit & Supervisory Board Members must be “outside” Audit & Supervisory Board Members. An “outside” Audit & Supervisory Board Member is defined as a person who meets the prescribed conditions, such as, that the person has not been in the ten years prior to his or her assumption of office as outside Audit & Supervisory Board Member, a director, an accounting adviser (
kaikei sanyo
), a corporate executive officer, a manager (
shihainin
), or any other type of employee of the company or any of its subsidiaries. The Company’s current Audit & Supervisory Board Member system meets these requirements. In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s) or independent Audit & Supervisory Board Member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside Audit & Supervisory Board Members” (each of which terms is defined under the Companies Act) who are unlikely to have any conflict of interests with shareholders of the Company. Among the five members on the Company’s board of auditors, three are outside Audit & Supervisory Board Members. In addition, all such three outside Audit & Supervisory Board Members are also qualified as independent Audit & Supervisory Board Members under the regulations of the Japanese stock exchanges. The qualifications for an “outside” or “independent” Audit & Supervisory Board Member under the Companies Act or the regulations of the Japanese stock exchanges are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.
4. Shareholder Approval of Equity Compensation Plans
The NYSE Corporate Governance Rules require that shareholders be given the opportunity to vote on all equity compensation plans and any material revisions of such plans, with certain limited exceptions. Under the Companies Act, a Company is required to obtain shareholder approval regarding the stock options to be issued to directors and Audit & Supervisory Board Members as part of remuneration of directors and Audit & Supervisory Board Member.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements

Page number
Consolidated financial statements of Canon Inc. and Subsidiaries:

Reports of Deloitte Touche Tohmatsu LLC (PCAOB ID No. 1044) and Ernst & Young ShinNihon LLC (PCAOB ID No. 789), Independent Registered Public Accounting Firms	113

Consolidated Balance Sheets as of December 31, 2021 and 2020	118

Consolidated Statements of Income for the years ended December 31, 2021, 2020 and 2019	119

Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019	120

Consolidated Statements of Equity for the years ended December 31, 2021, 2020 and 2019	121

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019	123

Notes to Consolidated Financial Statements	124

Schedule:

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2021, 2020 and 2019	171
All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Goodwill—Medical Reporting Unit—Refer to Notes 1 and 8 to the Financial Statements
Critical Audit Matter Description
The Company tests goodwill for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis, which involves estimates of projected future cash flows and discount rates. The Company’s total consolidated goodwill was ¥953,850 million as of December 31, 2021, of which ¥537,183 million was allocated to the Medical Reporting Unit. Estimates of projected future cash flows for the Medical Reporting Unit are based on a mid-term
management plan that considered the future market growth of medical equipment and growth in geographies where the Company operates its medical business. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. With regard to the goodwill attributed to the Medical Reporting Unit, fair value in excess of reported carrying value as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the Medical Reporting Unit could trigger an impairment.
Given the significant judgments made by management to estimate the fair value of the Medical Reporting Unit, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the projected future cash flows and selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the fair value of the Medical Reporting Unit included the following, among others:

•	We tested the effectiveness of controls over management’s goodwill impairment evaluation, including management’s controls over projected future cash flows and selection of the discount rate.

•	We evaluated management’s ability to accurately project future cash flows by comparing actual results to management’s historical projections.

•	We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to:

–	Historical cash flows.

–	Internal communications to management and the Board of Directors.

–	Projected information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and discount rate by:

–
Examining whether the methodology, assumptions, and models used were consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances and testing the use and weighting of valuation techniques.

–	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

–	Developing a range of independent estimates and comparing those to the discount rate selected by management.
Revenue—Long-Term Contracts in the Industrial and Others Segment—Refer to Note 15 to the Financial Statements
Critical Audit Matter Description
The Company recognized revenue on long-term contracts of certain industrial equipment in the Industrial and Others segment totaling ¥105,828 million for the year ended December 31, 2021. The Company recognized revenue over the contract term (“over time”) for long-term contracts of certain industrial equipment for which there is no alternative use and for which the Company has an enforceable right to payment from customers for performance completed to date. The Company considers costs incurred and future project costs in accordance with the input method to determine progress, and as such, revenue is recognized over time based on costs incurred to date plus the estimate of margins at completion. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include production efficiencies and availability and costs of labor and materials.
Given the judgments necessary to estimate future project costs and the margins at completion of certain long-term
contracts for certain industrial equipment in the Industrial and Others segment, auditing these estimates for certain contracts required extensive audit effort and a high degree of auditor judgment.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates of future costs and the margins at completion for certain long-term contracts of industrial equipment in the Industrial and Others segment included the following, among others:

•
We tested the effectiveness of controls over long-term contract revenue recognized over time, including management’s controls over the estimates of future costs and the margins at completion for certain long-term contracts.

•
We evaluated management’s ability to estimate future costs and margins at completion accurately by comparing actual costs and margins at completion for similar contracts that were previously completed to management’s historical estimates for such contracts.

•
We evaluated the reasonableness of management’s estimates of future costs and margins at completion by comparing the estimates to management’s work plans, engineering specifications, meeting minutes and fee proposals, and by performing corroborating inquiries with management, project managers, and engineers, among others.

•
We selected samples from actual costs incurred subsequent to December 31, 2021 and traced them to the future costs estimate schedule to determine whether the selected cost was properly considered in the future costs.

/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2022
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the
Shareholders
and the Board of Directors of
Canon Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 30, 2022, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, equity and cash flows of Canon Inc. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
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
Tokyo, Japan
March 27, 2020,
except for the effects on the consolidated financial statement of the correction of an error as described in Note 1(y) and the realignment of segments described in Note 23, as to which the dates are
March 30, 2021 and March 30, 2022, respectively

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2021	2020

	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Note 1)	401,395	407,684
Short-term investments (Note 2)	3,377	71
Trade receivables (Note 3)	522,432	546,771
Inventories (Note 4)	650,568	562,807
Prepaid expenses and other current assets (Notes 6, 15 and 18)	314,489	284,556
Allowance for credit losses (Notes 3 and 6)	(13,916)	(12,746)

Total current assets	1,878,345	1,789,143
Noncurrent receivables (Note 20)	16,388	17,276
Investments (Notes 2 and 22)	60,967	49,994
Property, plant and equipment, net (Notes 5 and 6)	1,041,403	1,037,680
Operating lease right-of-use assets (Note 19)	95,791	107,361
Intangible assets, net (Notes 7 and 8)	301,793	318,497
Goodwill (Notes 7 and 8)	953,850	915,564
Other assets (Notes 6, 11 and 12)	404,720	392,066
Allowance for credit losses (Note 6)	(2,369)	(1,967)

Total assets	4,750,888	4,625,614

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 1 and 9)	44,891	392,235
Short-term loans related to financial services	42,300	45,000
Other short-term loans and current portion of long-term debt	2,591	347,235
Trade payables (Note 10)	338,604	303,809
Accrued income taxes (Note 12)	43,081	18,761
Accrued expenses (Notes 11 and 20)	323,929	317,716
Current operating lease liabilities (Note 19)	30,945	32,307
Other current liabilities (Notes 5, 15 and 18)	279,383	261,361

Total current liabilities	1,060,833	1,326,189
Long-term debt, excluding current installments (Notes 9 and 21)	179,750	4,834
Accrued pension and severance cost (Note 11)	248,467	345,897
Noncurrent operating lease liabilities (Note 19)	65,385	76,796
Other noncurrent liabilities (Notes 12 and 15)	98,024	87,857

Total liabilities	1,652,459	1,841,573

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2021 and 2020	174,762	174,762
Additional paid-in capital (Note 13)	403,119	404,620
Legal reserve (Note 13)	68,015	69,436
Retained earnings (Note 13)	3,538,037	3,409,371
Accumulated other comprehensive income (loss) (Note 14)	(151,794)	(324,789)
Treasury stock, at cost; 287,991,705 shares in 2021 and 287,989,819 shares in 2020	(1,158,366)	(1,158,369)

Total Canon Inc. shareholders’ equity	2,873,773	2,575,031
Noncontrolling interests	224,656	209,010

Total equity	3,098,429	2,784,041

Total liabilities and equity	4,750,888	4,625,614

See accompanying Notes to Consolidated Financial Statements

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Net sales (Notes 6,15 and 18)
Products and Equipment	2,804,680	2,489,829	2,835,428
Services	708,677	670,414	757,871

	3,513,357	3,160,243	3,593,299
Cost of sales (Notes 5, 8, 11 and 19)
Products and Equipment	1,552,766	1,463,637	1,627,858
Services	332,799	320,738	355,408

	1,885,565	1,784,375	1,983,266

Gross profit	1,627,792	1,375,868	1,610,033

Operating expenses (Notes 1, 5, 8, 11, 16, 19 and 20 ) :
Selling, general and administrative expenses	1,058,536	993,009	1,137,110
Research and development expenses	287,338	272,312	298,503

	1,345,874	1,265,321	1,435,613

Operating profit	281,918	110,547	174,420
Other income (deductions):
Interest and dividend income	2,232	2,923	5,526
Interest expense	(647)	(854)	(1,038)
Other, net (Notes 1, 2, 7, 11, 14 and 18)	19,203	17,664	16,585

	20,788	19,733	21,073

Income before income taxes	302,706	130,280	195,493
Income taxes (Note 12)	71,866	34,337	56,146

Consolidated net income	230,840	95,943	139,347
Less: Net income attributable to noncontrolling interests	16,122	12,625	14,383

Net income attributable to Canon Inc.	214,718	83,318	124,964

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 17) :
Basic	205.35	79.37	116.79
Diluted	205.29	79.35	116.77

See accompanying Notes to Consolidated Financial Statements

Canon Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Consolidated net income	230,840	95,943	139,347
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments	120,439	(17,354)	(32,157)
Net gains and losses on derivative instruments	(972)	970	(1,068)
Pension liability adjustments	56,508	1,382	(3,630)

	175,975	(15,002)	(36,855)

Comprehensive income (loss)	406,815	80,941	102,492
Less: Comprehensive income attributable to noncontrolling interests	19,102	13,961	16,353

Comprehensive income (loss) attributable to Canon Inc.	387,713	66,980	86,139

See accompanying Notes to Consolidated Financial Statements

Canon Inc. and Subsidiaries
Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Legal reserve	Other Retained earnings	Total Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,501,950	3,569,066	(269,071)	(1,058,502)	2,820,644	189,501	3,010,145
Cumulative effects of accounting standard update – adoption of ASU No. 2017-12				122	122	(122)		—	—	—
Equity transactions with noncontrolling interests and other		641				(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders (160.00 yen per share)				(171,487)	(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests									(5,557)	(5,557)
Transfers to legal reserve			456	(456)	—			—		—
Comprehensive income:
Net income				124,964	124,964			124,964	14,383	139,347
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments						(32,043)		(32,043)	(114)	(32,157)
Net gains and losses on derivative instruments						(1,073)		(1,073)	5	(1,068)
Pension liability adjustments						(5,709)		(5,709)	2,079	(3,630)

Total comprehensive income (loss)								86,139	16,353	102,492

Repurchases and reissuance of treasury stock		(13)		(10)	(10)		(49,994)	(50,017)		(50,017)

Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	3,522,655	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980
Cumulative effects of accounting standard update – adoption of ASU No. 2016-13				(159)	(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		(316)				(9)	(15)	(340)	1,091	751
Dividends to Canon Inc. shareholders (120.00 yen per share)				(126,938)	(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests									(4,526)	(4,526)
Transfers to legal reserve			1,864	(1,864)	—			—		—
Comprehensive income:
Net income				83,318	83,318			83,318	12,625	95,943
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments						(17,355)		(17,355)	1	(17,354)
Net gains and losses on derivative instruments						987		987	(17)	970
Pension liability adjustments						30		30	1,352	1,382

Total comprehensive income (loss)								66,980	13,961	80,941

Repurchases and reissuance of treasury stock		(81)		(69)	(69)		(49,858)	(50,008)		(50,008)

Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Other Retained earnings	Total Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Equity transactions with noncontrolling interests and other		(62)						(62)	1,725	1,663
Dividends to Canon Inc. shareholders (85.00 yen per share)				(88,891)	(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests									(5,181)	(5,181)
Transfers to legal reserve		(1,429)	(1,421)	2,850	1,429			—		—
Comprehensive income:
Net income				214,718	214,718			214,718	16,122	230,840
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments						119,165		119,165	1,274	120,439
Net gains and losses on derivative instruments						(994)		(994)	22	(972)
Pension liability adjustments						54,824		54,824	1,684	56,508

Total comprehensive income (loss)								387,713	19,102	406,815

Repurchases and reissuance of treasury stock		(10)		(11)	(11)		3	(18)		(18)

Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429

See accompanying Notes to Consolidated Financial Statements

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	230,840	95,943	139,347
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	221,246	227,825	237,327
Loss on disposal of fixed assets	7,745	4,326	5,991
Deferred income taxes	(9,826)	(15,542)	(6,523)
Decrease in trade receivables	44,678	15,120	43,504
(Increase) decrease in inventories	(61,017)	16,075	19,895
Increase (decrease) in trade payables	52,138	(4,636)	(35,509)
Increase (decrease) in accrued income taxes	24,017	43	(22,279)
(Decrease) increase in accrued expenses	(8,673)	(16,413)	9,738
Decrease in accrued pension and severance cost	(41,477)	(16,601)	(13,722)
Other, net (Note 6)	(8,643)	27,665	(19,308)

Net cash provided by operating activities	451,028	333,805	358,461
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(177,350)	(164,719)	(215,671)
Proceeds from sale of fixed assets (Note 5)	3,796	7,815	885
Purchases of held-to-maturity securities	(2,216)	—	—
Purchases of securities	(2,162)	(592)	(4,907)
Proceeds from sale and maturity of securities	1,714	558	828
Acquisitions of businesses, net of cash acquired (Note 7)	(31,751)	(127)	(8,880)
Other, net	713	1,626	(823)

Net cash used in investing activities	(207,256)	(155,439)	(228,568)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	175,100	2,100	—
Repayments of long-term debt (Note 9)	(347,029)	(11,095)	(8,678)
(Decrease) increase in short-term loans related to financial services, net (Note 9)	(2,700)	5,100	5,200
Dividends paid	(88,891)	(126,938)	(171,487)
Repurchases and reissuance of treasury stock, net	(17)	(50,008)	(50,012)
Other, net	(3,829)	(2,608)	(7,613)

Net cash used in financing activities	(267,366)	(183,449)	(232,590)
Effect of exchange rate changes on cash and cash equivalents	17,305	(47)	(5,134)

Net change in cash and cash equivalents	(6,289)	(5,130)	(107,831)
Cash and cash equivalents at beginning of year	407,684	412,814	520,645

Cash and cash equivalents at end of year	401,395	407,684	412,814

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	599	1,028	888
Income taxes	71,573	45,471	77,654
See accompanying Notes to Consolidated Financial Statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business
Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers of office multi-function devices (“MFDs”), laser printers, inkjet printers, cameras, medical equipment and lithography equipment. Products of the Printing Business Unit consist mainly of office MFDs, document solutions, laser multifunction printers (“MFPs”), laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers. Products of the Imaging Business Unit consist mainly of interchangeable-lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and multimedia projectors. Products of the Medical Business Unit consist mainly of computed tomography (“CT”) systems, diagnostic ultrasound systems, diagnostic
X-ray
systems, magnetic resonance imaging (“MRI”) systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment. Products of the Industrial and Others Business Unit consist mainly of semiconductor lithography equipment, Flat Panel Display (“FPD”) lithography equipment, Organic Light Emitting Diode (“OLED”) display manufacturing equipment, vacuum thin-film deposition equipment, die bonders, handy terminals and document scanners. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic area. Further segment information is described in Note 23.
Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 11.6%, 11.4% and 13.0% of consolidated net sales for the years ended December 31, 2021, 2020 and 2019, respectively, and are included in the Printing Business Unit.
Canon’s manufacturing operations are conducted primarily at 29 plants in Japan and 13 overseas plants which are located in countries and regions such as the United States, Germany, France, the Netherlands, Taiwan, China, Malaysia, Thailand, Vietnam and Philippines.

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
Canon has separated the presentation of allowance for credit losses from the related receivable balances which are included in trade receivables, prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, from 2021. Consolidated balance sheet for the year ended December 31, 2020 has also been reclassified.
Canon has also changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” in the consolidated balance sheets from 2021. Further, Canon has separated the presentation of “(Decrease) increase in short-term loans related to financial services, net” from “(Decrease) increase in short-term loans, net” and included the presentation of “(Decrease) increase in short-term loans, net” in “Cash flows from financing activities: Other, net” in the consolidated statements of cash flows from 2021. These changes were made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(b)	Basis of Presentation (continued)

with the current year change in the presentation, the consolidated balance sheet for the year ended December 31, 2020 and the consolidated statement of cash flows for the years ended December 31, 2020 and 2019 have been reclassified.

(c)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: revenue recognition, allowance for credit losses, inventories, long-lived assets, leases, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions, employee retirement and severance benefit obligations and business combinations. Actual results could differ materially from those estimates. In addition, new waves of
COVID-19
infections are being seen in some regions, and it is still difficult to predict when
COVID-19
will be brought under control. However, each country and region continues to pursue both the infection control and economic activities. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment triggered by
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
Gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥21,746 million, ¥4,451 million and ¥4,236 million for the years ended December 31, 2021, 2020 and 2019, respectively.

(f)	Cash Equivalents
All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale
securities of ¥500 million at both December 31, 2021 and 2020, are included in cash and cash equivalents in the consolidated balance sheets.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(g)	Investments
Investments consist primarily of time deposits with original maturities of more than three months, debt and equity securities and investments in affiliated companies.
Canon classifies investments in debt securities as
held-to-maturity
debt securities and
available-for-sale
securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term. Canon reports investments with maturities of less than one year as short-term investments.
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
Held-to-maturity
debt securities are recorded at amortized cost. The fair values of equity securities are mainly measured at the quoted market price.
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
Allowance for credit losses for trade and finance receivables is maintained for all customers based on ASC 326 “Financial Instruments—Credit Losses”, considering various factors, including aging analysis, macroeconomic conditions and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.

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
Long-lived assets, such as property, plant and equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset and the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated sum of undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(k)	Property, Plant and Equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.
The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

(l)	Leases
As for lessor accounting, Canon provides leasing arrangements to its customers primarily for the sale of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that customers will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers. Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the lease term, generally from 2 years to 50 years.
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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(l)	Leases (continued)

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
Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 5 years to 21 years, license fees are 8 years, and customer relationships are from 7 years to 15 years. Certain costs incurred in connection with developing or obtaining internal-use
software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use
software are capitalized at the application development stage.
In addition, Canon capitalizes the cost which was incurred subsequent to the stage of assuring the technological feasibility of the software for marketing purposes either developed or acquired.

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
Canon generates revenue through the sale of products of the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial and Others Business Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to Note 15.

(s)	Research and Development Costs
Research and development costs are expensed as incurred.

(t)	Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were ¥36,812 million, ¥31,273 million and ¥46,665 million for the years ended December 31, 2021, 2020 and 2019, respectively.

(u)	Shipping and Handling Costs
Shipping and handling costs totaled ¥53,347 million, ¥47,721 million and ¥51,718 million for the years ended December 31, 2021, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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
Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

(w)	Guarantees
Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	Recent Accounting Guidance
Canon evaluates all recently issued accounting pronouncements applicable to its consolidated financial statements. No new accounting pronouncement issued or effective has had, or is expected to have, a material impact on Canon’s consolidated financial statements.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(y)	Correction of an Immaterial Error
During the year ended December 31, 2020, Canon corrected an error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward in accordance with ASC 710 “Compensation.” In evaluating whether the previously issued consolidated financial statements were materially misstated for the annual periods prior to December 31, 2020, Canon applied the guidance of ASC 250, “Accounting Changes and Error Corrections,” SEC Staff Accounting Bulletin (“SAB”) Topic 1.M “Assessing Materiality” and SAB Topic 1.N “Considering the Effects of Prior Period Misstatements when Quantifying Misstatements in Current Year Financial Statements,” and concluded that the effect of the error on prior period financial statements was immaterial; however, the cumulative effect of correcting the prior period misstatements in the year ended December 31, 2020 would have been material to the December 31, 2020 consolidated financial statements. As a result, Canon previously revised its consolidated financial statements as follows:
Consolidated statement of income as revised in 2020

	Year ended December 31, 2019
	As revised	As previously reported

	(Millions of yen)
Selling, general and administrative expenses	1,137,110	1,136,863
Operating profit	174,420	174,667
Income before income taxes	195,493	195,740
Income taxes	56,146	56,223
Consolidated net income	139,347	139,517
Less: Net income attributable to noncontrolling interests	14,383	14,412
Net income attributable to Canon Inc.	124,964	125,105

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	116.79	116.93
Diluted	116.77	116.91

Consolidated statement of comprehensive income as revised in 2020

	Year ended December 31, 2019
	As revised	As previously reported

	(Millions of yen)
Consolidated net income	139,347	139,517
Less: Comprehensive income attributable to noncontrolling interests	16,353	16,382

Comprehensive income (loss) attributable to Canon Inc.	86,139	86,280

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(y)	Correction of an Immaterial Error (continued)

Consolidated statement of cash flows as revised in 2020

	Year ended December 31, 2019
	As revised	As previously reported

	(Millions of yen)
Consolidated net income	139,347	139,517
Increase in accrued expenses	9,738	9,491
Deferred income taxes	(6,523)	(6,446)

The consolidated statement of equity has been revised, accordingly.

2.	Investments
Held-to-maturity debt securities included in short-term investments in the accompanying consolidated balance sheet were ¥2,164 million at December 31, 2021. There were no held-to-maturity debt securities as of December 31, 2020.
Held-to-maturity debt securities included in short-term investments at December 31, 2021 are as follows:

	Carrying amount	Estimated fair value	Difference

	(Millions of yen)
Due within one year	2,164	2,167	3
There were no available-for-sale debt securities included in short-term investments and investments at December 31, 2021 and 2020, respectively.
The unrealized and realized gains and losses related to equity securities for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Net gains and (losses) recognized during the period on equity securities	8,958	1,959	2,148
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	467	477	(76)

Unrealized gains and (losses) recognized during the period on equity securities still held at December 31	8,491	1,482	2,224

The carrying amount of
non-marketable
equity securities without readily determinable fair value totaled ¥6,661 million and ¥8,559 million at December 31, 2021 and 2020, respectively. The impairment or other adjustments resulting from observable price changes recorded during the years ended December 31, 2021 and 2020 were not significant.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

Time deposits with original maturities of more than three months are ¥1,213 million and ¥71 million at December 31, 2021 and 2020, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Investments in affiliated companies accounted for by the equity method are as follows:

	Years ended December 31
	2021 Ownership percentage	2021	2020

	(Millions of yen, except percentage data)
Canon Korea Inc.	50%	11,627	10,719
Others	—	10,398	8,915

	—	22,025	19,634

The difference between the carrying amount of investment in each affiliate and Canon’s share of its net assets is immaterial.
Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥1,396 million for the year ended December 31, 2021, and losses of ¥994 million and ¥311 million for the years ended December 31, 2020 and 2019, respectively.

3.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2021	2020

	(Millions of yen)
Notes	28,616	34,922
Accounts	493,816	511,849

Trade receivables	522,432	546,771

Less allowance for credit losses	(12,494)	(11,645)

	509,938	535,126

4.	Inventories
Inventories are summarized as follows:

	December 31
	2021	2020

	(Millions of yen)
Finished goods	395,381	352,513
Work in process	199,153	160,696
Raw materials	56,034	49,598

	650,568	562,807

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2021	2020

	(Millions of yen)
Land	276,306	270,308
Buildings	1,728,811	1,687,921
Machinery and equipment	1,849,271	1,806,185
Construction in progress	43,283	37,324
Finance lease right-of-use assets	6,533	6,048

Cost	3,904,204	3,807,786
Less accumulated depreciation	(2,862,801)	(2,770,106)

Property, plant and equipment, net	1,041,403	1,037,680

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 were ¥156,333 million, ¥162,733 million and ¥170,418 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥29,562 million and ¥27,688 million at December 31, 2021 and 2020, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.

6.	Lessor Accounting
Lease income is included in Products and Equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Years ended December 31
	2021	2020

	(Millions of yen)
Lease income – sales-type and direct financing leases
Revenue at lease commencement	84,895	92,133
Interest income on lease receivables	18,351	18,594

	103,246	110,727
Lease income – operating leases	27,122	23,878
Variable lease income	5,277	5,343

	135,645	139,948

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting (continued)

Finance Receivables and Operating Leases
Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	December 31
	2021	2020

	(Millions of yen)
Total minimum lease payments receivable	366,051	337,265
Unguaranteed residual values	12,192	11,459
Executory costs	—	—
Unearned income	(31,619)	(29,541)

	346,624	319,183
Less allowance for credit losses	(3,791)	(3,068)

	342,833	316,115
Less current portion	(119,902)	(108,837)

	222,931	207,278

Allowance for Credit Losses
The activities in the allowance for credit losses are as follows:

	Years ended December 31
	2021	2020

	(Millions of yen)
Balance at beginning of year	3,068	2,627
Charge-offs	(2,157)	(2,199)
Provision	2,331	2,351
Translation adjustments and other	549	289

Balance at end of year	3,791	3,068

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at December 31, 2021 and December 31, 2020 are not significant.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting (continued)

Equipment leased to customers
The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2021 and 2020 was ¥143,160 million and ¥132,763 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2021 and 2020 was ¥87,879 million and ¥81,345 million, respectively.
Maturity Analysis
The following is a schedule by year of the future minimum lease payments to be received under finance leases and non-cancellable
operating leases at December 31, 2021.

	Financing leases	Operating leases

	(Millions of yen)
Year ending December 31:
2022	131,113	11,578
2023	99,168	7,168
2024	68,241	4,914
2025	41,600	2,972
2026	18,550	1,471
Thereafter	7,379	1,402

	366,051	29,505

Information about transferring finance receivables
Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” The transfers of finance receivables for the year ended December 31, 2020 and 2019 were ¥19,185 million and ¥11,710 million while there were no significant transfers of finance receivables for the year ended December 31, 2021. The amount that remained uncollected was ¥23,984 million and ¥36,339 million at December 31, 2021 and 2020, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at December 31, 2021 and 2020. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at December 31, 2021 and 2020.

7.	Acquisitions
On September 28, 2021, Canon acquired 87.0% of the issued shares of Redlen Technologies Inc. (“Redlen”), a Canada-based company, for the cash consideration of ¥31,640 million, making it a wholly owned subsidiary of Canon.
Redlen possesses advanced technologies of radiation detection and imaging solutions of Cadmium Zinc Telluride (“CZT”) semiconductor detector modules which play an important role in the development of photon-counting CT systems (“PCCT”). This technology will enable Canon to accelerate the development of competitive PCCT

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

7.	Acquisitions (continued)

systems, and strengthen its CT systems and the medical systems business. In addition, Canon will provide CZT semiconductor detector modules to medical equipment manufacturers around the world, thus helping to strengthen Canon’s medical component business. In this way, Canon will continue to contribute to the advancement of global diagnostic imaging.
The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material. Prior to the acquisition date, Canon held an investment in Redlen at a value of ¥1,252 million. Using step acquisition accounting, Canon remeasured the acquisition-date carrying value of its previously held equity investment to its fair value of ¥5,223 million using the fair value of Redlen’s issued shares on the acquisition date, which resulted in a gain of approximately ¥3,971 million, recorded in other, net of other income (deductions) in the consolidated statements of income.
The consideration for the acquisition was provisionally valued at the acquisition date based on the Share Purchase Agreement, and subsequently, an adjustment was made to the acquisition price within the measurement period after the acquisition date and determined as of December 31, 2021. As a result, the fair value of the previously held equity investment before the acquisition date and the gain on the step acquisition have been adjusted.
The final allocation of the purchase price to the assets acquired and the liabilities assumed on the acquisition date was as follows:

(Millions of yen)
Current assets	4,043
Intangible assets	8,955
Goodwill	28,826
Others	389

Assets acquired	42,213
Liabilities assumed	5,350

Net assets acquired	36,863

The intangible assets acquired are composed by ¥8,929 million of technical assets and ¥26 million of other intangible assets, and is subject to amortization. The useful life of the technical assets and the other intangible assets are 21 years and 5 years, respectively. The weighted average useful life of the total intangible assets is approximately 21 years.
Goodwill is composed of the synergy effects of merging Redlen and Canon which is not tax deductible. The items is allocated to the Medical Business Unit when conducting the impairment test of goodwill. Net sales and net income of Redlen generated from the acquisition date which is reflected in the consolidated statement of income for the year ended December 31, 2021 was not material. The operating results with the assumption of including the financial statements of Redlen in Canon’s consolidated financial statements for the year ended December 31, 2020 and the year beginning on January 1, 2021 were not disclosed because the impact was not material.

8.	Goodwill and Other Intangible Assets
Intangible assets subject to amortization acquired during the year ended December 31, 2021, including those recorded from businesses acquired as stated in Note 7, totaled ¥36,015 million, which primarily consist of software of ¥25,965 million. The weighted average amortization periods for intangible assets in total acquired

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

during the year ended December 31, 2021 are approximately 9 years. The weighted average amortization period for software acquired during the year ended December 31, 2021 is approximately 5 years.
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
The components of intangible assets subject to amortization at December 31, 2021 and 2020 were as follows:

	December 31, 2021		December 31, 2020
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	399,331	300,905	379,504	279,372
Customer relationships	158,513	59,465	155,648	46,613
Patents and developed technology	133,923	70,795	124,315	59,328
Trademarks	45,726	21,350	44,914	17,800
License fees	16,881	10,098	13,651	6,065
Other	18,765	10,521	17,163	9,235

	773,139	473,134	735,195	418,413

Aggregate amortization expense for the years ended December 31, 2021, 2020 and 2019 was ¥64,913 million, ¥65,092 million and ¥66,909 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥55,921 million in 2022, ¥47,476 million in 2023, ¥38,534 million in 2024, ¥31,977 million in 2025, and ¥28,302 million in 2026.
Intangible assets not subject to amortization other than goodwill at December 31, 2021 and 2020 were not significant.
For management reporting purposes, goodwill is not allocated to the reporting unit. Goodwill has been allocated to its respective reporting unit for impairment testing.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2021 and 2020 were as follows:

	Year ended December 31, 2021
	Printing	Imaging	Medical	Industrial and Others	Total
	(Millions of yen)
Goodwill – gross	142,185	289,999	506,513	9,283	947,980
Accumulated impairment losses	(32,416)	—	—	—	(32,416)

Balance at beginning of year	109,769	289,999	506,513	9,283	915,564
Goodwill acquired during the year	—	—	28,826	—	28,826
Translation adjustments and other	2,931	3,750	1,844	935	9,460

Goodwill – gross	146,025	293,749	537,183	10,218	987,175
Accumulated impairment losses	(33,325)	—	—	—	(33,325)

Balance at end of year	112,700	293,749	537,183	10,218	953,850

	Year ended December 31, 2020
	Printing	Imaging	Medical	Industrial and Others	Total
	(Millions of yen)
Goodwill – gross	139,036	272,241	508,907	9,767	929,951
Accumulated impairment losses	(31,290)	—	—	—	(31,290)

Balance at beginning of year	107,746	272,241	508,907	9,767	898,661
Goodwill acquired during the year	—	—	—	—	—
Translation adjustments and other	2,023	17,758	(2,394)	(484)	16,903

Goodwill – gross	142,185	289,999	506,513	9,283	947,980
Accumulated impairment losses	(32,416)	—	—	—	(32,416)

Balance at end of year	109,769	289,999	506,513	9,283	915,564

*
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Changes in the carrying amounts of goodwill by segment for the fiscal year ended December 31, 2020 also have been reclassified.

9.	Short-Term Loans and Long-Term Debt
Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at December 31, 2021 and 2020 were ¥
42,300
 million and ¥
45,000
 million, and other short-term loans consisting of bank borrowings were ¥
1,301 million and ¥1,461 million respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2021 and 2020 were 0.19% and 0.26%, respectively. Unused overdraft facilities at December 31, 2021 were ¥750,000 million. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

Long-term debt consisted of the following:

	December 31
	2021	2020

	(Millions of yen)
Loan from banks; bearing interest of 0.21% at December 31, 2021 and 0.09% at December 31, 2020 *1	174,000	344,000
Other debt *2	7,040	6,608

	181,040	350,608
Less current portion	(1,290)	(345,774)

	179,750	4,834

*1
Canon prepaid ¥170,000 million of the outstanding loan under the unsecured revolving credit facility contracts on December 28, 2021 before its due date. The remaining balance of ¥174,000 million was refinanced with a new expiration date in December 2023 under the credit facilities. The outstanding loans under the credit facilities are ¥
174,000 million at a floating interest of 0.21% and Canon has no unused credit facilities as of December 31, 2021.

*2	Other debt consisted of term-loans and finance lease obligations as of December 31, 2021 and 2020.
The aggregate annual maturities of long-term debt outstanding at December 31, 2021 were as follows:

(Millions of yen)
Year ending December 31:
2022	1,290
2023	174,920
2024	609
2025	417
2026	237
Thereafter	3,567

181,040

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables
Trade payables are summarized as follows:

	December 31
	2021	2020

	(Millions of yen)
Notes	82,243	83,468
Accounts	256,361	220,341

	338,604	303,809

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits
The Company and certain of its subsidiaries have contributory and noncontributory defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee earnings and years of service. The Company and certain of its subsidiaries also have defined contribution pension plans covering substantially all of their employees. Canon Medical Systems Corporation (“CMSC”) temporarily participated in Toshiba Corporate Pension Funds (“Toshiba Funds”) after Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) was acquired by Canon in 2016. In April 2018, CMSC established a new pension provision which provides participants an equivalent level of benefits as compared to the Toshiba Funds. As of December 31, 2018, a majority of plan participants had been transferred from the Toshiba Funds into the new pension provision. Canon calculated the projected benefit obligations for the remaining participants within the Toshiba Funds based on the benefit level of the Toshiba Funds and included the proportional share of the plan assets to which CMSC had a legal right in the following tables for the remaining participants as of December 31, 2018. In March 2019, CMSC settled the pension obligations attributed to the remaining participants within the Toshiba Funds. The loss recognized due to the settlement in the consolidated statement of income for the year ended December 31, 2019 was not significant.
Obligations and funded status
Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020

	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	911,121	925,390	477,337	439,624
Service cost	30,194	30,604	3,827	5,303
Interest cost	4,815	4,064	5,965	6,087
Plan participants’ contributions	—	—	658	860
Actuarial (gain) loss	2,935	(11,432)	(21,133)	43,202
Benefits paid	(39,390)	(36,646)	(13,471)	(12,351)
Plan amendments	(41)	(859)	(10,617)	(1,463)
Curtailments and settlements	—	—	(682)	(6,004)
Foreign currency exchange rate changes	—	—	34,346	2,079

Projected benefit obligations at end of year	909,634	911,121	476,230	477,337
Change in plan assets:
Fair value of plan assets at beginning of year	724,039	704,169	321,713	294,829
Actual return on plan assets	52,688	36,060	24,024	23,912
Employer contributions	11,652	13,360	32,130	13,605
Plan participants’ contributions	—	—	658	860
Benefits paid	(31,636)	(29,550)	(13,471)	(12,351)
Settlements	—	—	1,743	(805)
Foreign currency exchange rate changes	—	—	28,115	1,663

Fair value of plan assets at end of year	756,743	724,039	394,912	321,713

Funded status at end of year	(152,891)	(187,082)	(81,318)	(155,624)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Obligations and funded status (continued)

Amounts recognized in the consolidated balance sheets at December 31, 2021 and 2020 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020

	(Millions of yen)		(Millions of yen)
Other assets	2,911	2,684	13,596	2,236
Accrued expenses	(1,208)	(791)	(1,041)	(938)
Accrued pension and severance cost	(154,594)	(188,975)	(93,873)	(156,922)

	(152,891)	(187,082)	(81,318)	(155,624)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2021 and 2020 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020

	(Millions of yen)		(Millions of yen)
Actuarial loss	156,028	192,931	104,647	142,455
Prior service credit	(20,371)	(28,633)	(10,319)	(520)

	135,657	164,298	94,328	141,935

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020

	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	883,462	879,136	462,306	460,536
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020

	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	895,898	897,669	473,860	475,137
Fair value of plan assets	739,581	707,708	391,054	318,079
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	870,314	874,327	455,164	453,120
Fair value of plan assets	739,581	707,708	386,223	312,748

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2021, 2020 and 2019 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2021	2020	2019	2021	2020	2019

	(Millions of yen)			(Millions of yen)
Service cost	30,194	30,604	30,903	3,827	5,303	6,264
Interest cost	4,815	4,064	5,074	5,965	6,087	8,643
Expected return on plan assets	(21,618)	(21,013)	(19,553)	(15,221)	(12,006)	(11,919)
Amortization of prior service credit	(8,303)	(8,732)	(11,877)	(818)	(675)	(133)
Amortization of actuarial loss	8,768	12,401	15,247	7,341	6,122	4,345
(Gain) loss on curtailments and settlements	—	—	(36)	—	236	(2,197)

	13,856	17,324	19,758	1,094	5,067	5,003

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2021	2020	2019	2021	2020	2019

	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	(28,135)	(26,479)	(19,328)	(29,936)	31,296	28,882
Current year prior service credit	(41)	(859)	—	(10,617)	(1,463)	362
Amortization of actuarial loss	(8,768)	(12,401)	(15,247)	(7,341)	(6,122)	(4,345)
Amortization of prior service credit	8,303	8,732	11,877	818	675	133
Curtailments and settlements	—	—	(960)	(531)	(966)	(1,411)

	(28,641)	(31,007)	(23,658)	(47,607)	23,420	23,621

Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2021	2020	2021	2020
Discount rate	0.5%	0.5%	1.5%	1.5%
Assumed rate of increase in future compensation levels	2.6%	2.6%	0.7%	0.9%
Interest crediting rate for cash balance plans	1.9%	1.9%	1.0%	1.0%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2021	2020	2019	2021	2020	2019
Discount rate	0.5%	0.5%	0.6%	1.5%	1.6%	2.4%
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.6%	0.9%	1.0%	1.9%
Expected long-term rate of return on plan assets	3.0%	3.0%	3.0%	4.4%	4.8%	5.2%
Interest crediting rate for cash balance plans	1.9%	1.9%	1.9%	1.0%	1.0%	1.0%
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
Canon’s model portfolio for Japanese plans consists of three major components: approximately 25% is invested in equity securities, approximately 50% is invested in debt securities, and approximately 25
% is invested in other products, such as investments in insurance contracts including life insurance company general accounts.
Outside Japan, investment policies vary by country, but Canon’s model portfolio for foreign plans consists of three major components: approximately 20% is invested in equity securities, approximately 30% is invested in debt securities, and approximately 50% is invested in other products, such as investments in real estate assets.
The target allocation percentages of plan assets set by Canon’s investment policies approximate the actual allocation percentages of plan assets at December 31, 2021 and 2020.
The equity securities are selected primarily from stocks that are listed on securities exchanges. Prior to investing, Canon investigates the business condition of the investee companies, and appropriately diversifies investments by type of industry and other relevant factors. The debt securities are selected primarily from government bonds, public debt instruments, and corporate bonds. Prior to investing, Canon investigates the quality of the issue, including rating, interest rate, and repayment dates, and appropriately diversifies the investments. Pooled funds are selected using strategies consistent with the equity and debt securities described above. As for insurance contracts, there are several types of insurance contracts between Canon and the life insurance companies including life insurance company general accounts which guarantee the payments of interest based on expected interest rates and return of capital, and insured pension plans which cover future designated contractual benefit payments to covered participants. With respect to investments in foreign financial products, Canon investigates

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

the stability of the underlying governments and economies, the market characteristics such as settlement systems and the taxation systems. For each such investment, Canon selects the appropriate investment country and currency.
The three levels of input used to measure fair value are more fully described in Note 22. The fair values of Canon’s pension plan assets at December 31, 2021 and 2020, by asset category, are as follows:

	December 31, 2021
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	95,698	—	—	95,698	—	—	—	—
Foreign companies	12,746	—	—	12,746	11,628	—	—	11,628
Pooled funds (b)	—	180,286	—	180,286	—	43,026	—	43,026
Debt securities:
Government bonds (c)	133,691	—	—	133,691	—	—	—	—
Municipal bonds	—	1,264	—	1,264	—	2,899	—	2,899
Corporate bonds	—	19,373	—	19,373	—	7,821	—	7,821
Pooled funds (d)	—	145,348	—	145,348	—	138,687	—	138,687
Mortgage backed securities (and other asset backed securities)	—	11,449	—	11,449	—	6,826	—	6,826
Insurance contracts	—	114,624	—	114,624	—	6,287	39,398	45,685
Other assets	—	28,181	366	28,547	—	106,657	532	107,189
Investment measured at net asset value	—	—	—	13,717	—	—	—	31,151

	242,135	500,525	366	756,743	11,628	312,203	39,930	394,912

	December 31, 2020
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	80,201	—	—	80,201	—	—	—	—
Foreign companies	9,807	—	—	9,807	10,267	—	—	10,267
Pooled funds (f)	—	168,745	—	168,745		37,538		37,538
Debt securities:
Government bonds (g)	136,771	—	—	136,771	—	—	—	—
Municipal bonds	—	1,126	—	1,126	—	2,324	—	2,324
Corporate bonds	—	15,617	—	15,617	—	6,375	—	6,375
Pooled funds (h)	—	140,825	—	140,825	—	108,499	—	108,499
Mortgage backed securities (and other asset backed securities)	—	8,308	—	8,308	—	2,696	—	2,696
Life insurance company general accounts	—	117,762	—	117,762	—	27,953	—	27,953
Other assets	—	28,731	1,356	30,087	—	102,159	—	102,159
Investment measured at net asset value	—	—	—	14,790	—	—	—	23,902

	226,779	481,114	1,356	724,039	10,267	287,544	—	321,713

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥234 million.
(b)	These funds invest in listed equity securities consisting of approximately 30% Japanese companies and 70% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
(c)	This class includes approximately 80% Japanese government bonds and 20% foreign government bonds for Japanese plans.
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
The fair values of Level 3 asset, consisting of investments in insured pension plans and hedge funds, were ¥40,296 million and ¥1,356 million at December 31, 2021 and 2020, respectively. Amounts of actual returns on, purchases and sales of these assets during the years ended December 31, 2021 and 2020 were not significant.
Contributions
Canon expects to contribute ¥15,942 million to its Japanese defined benefit pension plans and ¥18,165 million to its foreign defined benefit pension plans for the year ending December 31, 2022.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2022	44,169	15,228
2023	44,772	15,887
2024	44,699	17,151
2025	45,715	18,145
2026	44,479	19,199
2027 – 2031	228,342	116,447
Multiemployer pension plans
The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2021, 2020 and 2019 were ¥4,822 million, ¥4,224 million and ¥4,321 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 97.6% funded as of December 31, 2020. The terms of the collective bargaining agreements are negotiated on a regular basis between the local labor unions and participating employers. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.
Defined contribution plans
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2021, 2020 and 2019 were ¥22,660 million, ¥16,334 million and ¥17,414 million, respectively.

12.	Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2021
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	165,927	136,779	302,706

Income taxes:
Current	47,491	34,201	81,692
Deferred	6,883	(16,709)	(9,826)

	54,374	17,492	71,866

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

	Year ended December 31, 2020
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	48,186	82,094	130,280

Income taxes:
Current	24,063	25,816	49,879
Deferred	(6,007)	(9,535)	(15,542)

	18,056	16,281	34,337

	Year ended December 31, 2019
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	107,082	88,411	195,493

Income taxes:
Current	39,483	23,186	62,669
Deferred	(4,276)	(2,247)	(6,523)

	35,207	20,939	56,146

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31% for the years ended December 31, 2021, 2020 and 2019.
A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2021	2020	2019

Japanese statutory income tax rate	31.0%	31.0%	31.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.7	2.3	1.7
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.9)	(5.8)	(2.9)
Tax credit for research and development expenses	(3.2)	(1.7)	(2.3)
Change in valuation allowance	(3.9)	2.4	(1.6)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	4.5	2.6	2.4
Tax credit at foreign subsidiaries	(0.3)	(1.3)	(1.1)
Effect of enacted changes in tax laws	(1.0)	(1.5)	(0.2)
Other	(0.2)	(1.6)	1.7

Effective income tax rate	23.7%	26.4%	28.7%

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2021	2020

	(Millions of yen)
Other assets	138,507	154,226
Other noncurrent liabilities	(43,402)	(48,247)

	95,105	105,979

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 are presented below:

	December 31
	2021	2020

	(Millions of yen)
Deferred tax assets:
Inventories	11,263	10,551
Accrued business tax	3,387	1,629
Accrued pension and severance cost	67,752	95,386
Research and development – costs capitalized for tax purposes	5,004	4,989
Property, plant and equipment	35,658	34,923
Operating lease liabilities	17,328	20,163
Accrued expenses	29,331	28,243
Net operating losses carried forward	33,873	29,591
Other	48,621	42,741

	252,217	268,216
Less valuation allowance	(19,073)	(30,752)

Total deferred tax assets	233,144	237,464
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(19,677)	(9,147)
Tax deductible reserve	(4,007)	(4,040)
Financing lease revenue	(14,602)	(15,041)
Operating lease right-of-use assets	(17,066)	(19,425)
Intangible assets	(51,173)	(54,948)
Other	(31,514)	(28,884)

Total deferred tax liabilities	(138,039)	(131,485)

Net deferred tax assets	95,105	105,979

The net changes in the total valuation allowance were a decrease of ¥11,679 million, an increase of ¥3,074 million and a decrease of ¥3,056 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2021.
At December 31, 2021, Canon had net operating losses which can be carried forward for income tax purposes of ¥175,581 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	1,206
After one year through five years	13,869
After five years through ten years	44,316
After ten years through twenty years	8,223
Indefinite period	107,967

175,581

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥16,162 million for a portion of undistributed earnings of foreign subsidiaries of ¥875,208 million as of December 31, 2021 because Canon intends to permanently reinvest such undistributed earnings of foreign subsidiaries. Deferred tax liabilities will be recognized when such undistributed earnings are no longer permanently reinvested.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Balance at beginning of year	8,572	8,120	8,649
Additions for tax positions of the current year	1,168	—	—
Additions for tax positions of prior years	216	208	204
Reductions for tax positions of prior years	—	(49)	(44)
Settlements with tax authorities	(62)	—	(402)
Other	(81)	293	(287)

Balance at end of year*	9,813	8,572	8,120

*
The unrecognized tax benefits were offset by deferred tax assets in the amount of ¥1,695 million, ¥1,412 million and ¥933 million as of December 31, 2021, 2020 and 2019, respectively, and reported under “other noncurrent liabilities” on the consolidated balance sheets.

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥9,813 million and ¥8,572 million at December 31, 2021 and 2020, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2021, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2021 and 2020, and interest and penalties included in income taxes for the years ended December 31, 2021, 2020 and 2019 were not significant.
Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2021. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2021. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2014 with few exceptions.

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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2021, 2020 and 2019 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2021 did not reflect current year-end
dividends in the amount of ¥57,517 million which were approved by the shareholders in March 2022.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥858,455 million at December 31, 2021.
Retained earnings at December 31, 2021 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥17,858 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2018	(63,815)	308	(205,564)	(269,071)

Cumulative effects of accounting standard update – adoption of ASU No. 2017-12	—	(122)	—	(122)
Equity transactions with noncontrolling interests and other	(424)	—	—	(424)
Other comprehensive income (loss) before reclassifications	(31,889)	(1,723)	(12,763)	(46,375)
Amounts reclassified from accumulated other comprehensive income (loss)	(154)	650	7,054	7,550

Net change during the year	(32,467)	(1,073)	(5,709)	(39,249)

Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)

Equity transactions with noncontrolling interests and other	(9)	—	—	(9)
Other comprehensive income (loss) before reclassifications	(17,355)	(1,199)	(7,530)	(26,084)
Amounts reclassified from accumulated other comprehensive income (loss)	—	2,186	7,560	9,746

Net change during the year	(17,364)	987	30	(16,347)

Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)

Other comprehensive income (loss) before reclassifications	119,689	(3,330)	49,759	166,118
Amounts reclassified from accumulated other comprehensive income (loss)	(524)	2,336	5,065	6,877

Net change during the year	119,165	(994)	54,824	172,995

Balance at December 31, 2021	5,519	(894)	(156,419)	(151,794)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *
	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	(759)	—	—	Selling, general and administrative expenses
	—	—	(154)	Other, net

	235	—	—	Income taxes

	(524)	—	(154)	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	(524)	—	(154)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	3,285	3,034	661	Net Sales
	(959)	(775)	(2)	Income taxes

	2,326	2,259	659	Consolidated net income
	10	(73)	(9)	Net income attributable to noncontrolling interests

	2,336	2,186	650	Net income attributable to Canon Inc.

Pension liability adjustments	7,519	10,082	9,953	Other, net
	(1,625)	(2,484)	(2,523)	Income taxes

	5,894	7,598	7,430	Consolidated net income
	(829)	(38)	(376)	Net income attributable to noncontrolling interests

	5,065	7,560	7,054	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	6,877	9,746	7,550

*	Amounts in parentheses indicate gains in consolidated statements of income.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	(Millions of yen)
2021:
Foreign currency translation adjustments
Amount arising during the year	122,075	(1,112)	120,963
Reclassification adjustments for gains and losses realized in net income	(759)	235	(524)

Net change during the year	121,316	(877)	120,439
Net gains and losses on derivative instruments:
Amount arising during the year	(4,596)	1,298	(3,298)
Reclassification adjustments for gains and losses realized in net income	3,285	(959)	2,326

Net change during the year	(1,311)	339	(972)
Pension liability adjustments:
Amount arising during the year	68,729	(18,115)	50,614
Reclassification adjustments for gains and losses realized in net income	7,519	(1,625)	5,894

Net change during the year	76,248	(19,740)	56,508

Other comprehensive income (loss)	196,253	(20,278)	175,975

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	(Millions of yen)
2020:
Foreign currency translation adjustments
Amount arising during the year	(17,583)	229	(17,354)
Reclassification adjustments for gains and losses realized in net income	—	—	—

Net change during the year	(17,583)	229	(17,354)
Net gains and losses on derivative instruments:
Amount arising during the year	(1,731)	442	(1,289)
Reclassification adjustments for gains and losses realized in net income	3,034	(775)	2,259

Net change during the year	1,303	(333)	970
Pension liability adjustments:
Amount arising during the year	(2,495)	(3,721)	(6,216)
Reclassification adjustments for gains and losses realized in net income	10,082	(2,484)	7,598

Net change during the year	7,587	(6,205)	1,382

Other comprehensive income (loss)	(8,693)	(6,309)	(15,002)

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	(Millions of yen)
2019:
Foreign currency translation adjustments
Amount arising during the year	(32,396)	393	(32,003)
Reclassification adjustments for gains and losses realized in net income	(154)	—	(154)

Net change during the year	(32,550)	393	(32,157)
Net gains and losses on derivative instruments:
Amount arising during the year	(2,180)	453	(1,727)
Reclassification adjustments for gains and losses realized in net income	661	(2)	659

Net change during the year	(1,519)	451	(1,068)
Pension liability adjustments:
Amount arising during the year	(9,916)	(1,144)	(11,060)
Reclassification adjustments for gains and losses realized in net income	9,953	(2,523)	7,430

Net change during the year	37	(3,667)	(3,630)

Other comprehensive income (loss)	(34,032)	(2,823)	(36,855)

15.	Revenue
Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.
Revenue from sales of equipment of the Medical Business Unit and the Industrial and Others Business Unit that are sold with customer acceptance provisions related to their functionality, including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.
Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
The majority of service arrangements for the products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related products of the Printing Business Unit are sold.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of Canon’s estimates and materially impact future reported revenue and cost of sales.
The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for the products of the Imaging Business Unit, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on its products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Disaggregated revenue by timing is as follows. Disaggregated revenue by business unit, product and geographic area are described in Note 23.

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2021:
Revenue recognized at a point in time	1,419,043	646,849	329,323	439,914	(105,126)	2,730,003
Revenue recognized over time	519,804	6,683	151,039	105,828	—	783,354

Total	1,938,847	653,532	480,362	545,742	(105,126)	3,513,357

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2020:
Revenue recognized at a point in time	1,316,556	534,685	287,849	336,235	(83,094)	2,392,231
Revenue recognized over time	487,871	6,629	148,225	125,287	—	768,012

Total	1,804,427	541,314	436,074	461,522	(83,094)	3,160,243

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2019:
Revenue recognized at a point in time	1,520,393	651,629	290,702	391,272	(93,180)	2,760,816
Revenue recognized over time	572,071	10,077	147,823	102,512	—	832,483

Total	2,092,464	661,706	438,525	493,784	(93,180)	3,593,299

*
Based on the realignment of Canon’s internal reporting and management structure, from the beginning of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Changes in the disaggregated revenue by timing and by segment for the fiscal year ended December 31, 2020 and 2019 also have been reclassified.

Revenue recognized over time includes primarily revenue from maintenance service in the products of the Printing Business Unit and the Medical Business Unit and sales of certain equipment of the Industrial and Others Unit which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.
Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at December 31, 2021 and 2020 were ¥44,722 million and ¥42,752 million, respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Canon typically bills to the customer wh
e
n the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2021 and 2020 were ¥132,087 million and ¥135,455 million, respectively, and are included in other current liabilities and other non-current
liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2021, which had been included in the deferred revenue balance at December 31, 2020, was ¥112,232 million.
Remaining performance obligations for products and equipment at December 31, 2021 primarily arise from the sales of certain industrial equipment, amounting to ¥150,833 million, 66% of which is expected to be recognized as revenue within one year and remaining 34% is within two years. Disclosure of remaining performance obligations is not required for the majority of services since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is approximately 13% of total service revenue and the average remaining period for these fixed contracts as of December 31, 2021 is about two years.
Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

16.	Stock-Based Compensation
On April 28, 2021, based on the approval of the board of directors, the Company granted stock options to its directors and executive officers to acquire 43,700 shares of common stock. Those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2021 was ¥2,227.
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

The compensation cost recognized for these stock options for the years ended December 31, 2021 was ¥97 million and 2020 was ¥147 million and 2019 was ¥265 million, and it is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of the option award was estimated on the date of grant using the Black-Sholes option pricing model that incorporates the assumptions presented below:

	Year ended December 31, 2021	Year ended December 31, 2020
		*1	*2
Expected term of option (in years)	5.0	6.0	6.0
Expected volatility	24.83%	20.32%	20.92%
Dividend yield	3.04%	6.25%	6.97%
Risk-free interest rate	(0.10%)	(0.12%)	(0.17%)

*1	Granted on March 25, 2020
*2	Granted on May 1, 2020
A summary of option
activity
under
the
stock option plans as of and for the years ended December 31, 2021, 2020 and 2019 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value

		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2019	74,000	1	29.3	222
Granted	116,300	1
Exercised	(4,500)	1

Outstanding at December 31, 2019	185,800	1	29.0	555
Granted	98,900	1
Exercised	(37,100)	1

Outstanding at December 31, 2020	247,600	1	28.4	324
Granted	43,700	1
Exercised	(4,800)	1

Outstanding at December 31, 2021	286,500	1	27.8	802

Exercisable at December 31, 2021	286,500	1	27.8	802

The total fair values of shares vested during the years ended December 31, 2021 and 2020 were ¥97 million and ¥147 million, respectively, and 2019 was ¥265 million. Cash received from the exercise of stock options for the years ended December 31, 2021, 2020 and 2019 were not significant.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

17.	Net Income Attributable to Canon Inc. Shareholders per Share
A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2021	2020	2019

	(Millions of yen)
Basic net income attributable to Canon Inc.	214,718	83,318	124,964
Diluted net income attributable to Canon Inc.	214,714	83,315	124,962

	(Number of shares)
Average common shares outstanding	1,045,632,588	1,049,802,197	1,069,956,767
Effect of dilutive securities:
Stock options	277,066	229,691	158,173

Diluted common shares outstanding	1,045,909,654	1,050,031,888	1,070,114,940

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	205.35	79.37	116.79
Diluted	205.29	79.35	116.77

18.	Derivatives and Hedging Activities
Risk management policy
Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance
by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.
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
Cash flow hedge (continued)

comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2021 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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
Contract amounts of foreign exchange contracts at December 31, 2021 and 2020 are set forth below:

	December 31
	2021	2020

	(Millions of yen)
To sell foreign currencies	169,392	137,721
To buy foreign currencies	27,453	27,220
Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2021 and 2020.
Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2021	2020

		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	42	426
Liabilities:
Foreign exchange contracts	Other current liabilities	777	416
Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2021	2020

		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	23	107
Liabilities:
Foreign exchange contracts	Other current liabilities	1,342	809

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

18.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019.
Derivatives in cash flow hedging relationships

	Year ended December 31
	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount

	(Millions of yen)
2021:
Foreign exchange contracts	(4,596)	Net sales	(3,285)
2020:
Foreign exchange contracts	(1,731)	Net sales	(3,034)
2019:
Foreign exchange contracts	(2,180)	Net sales	(661)
Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2021	2020	2019

		(Millions of yen)
Foreign exchange contracts	Other, net	(6,099)	104	805

19.	Lessee Accounting
Lease costs are included in cost of sales or selling general and administrative expense in accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020

	(Millions of yen)
Operating lease cost	39,699	40,053
Short-term lease cost	13,961	14,245
Other lease cost	71	120

	53,731	54,418

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

19.	Lessee Accounting (continued)

Operating lease cash flow
Supplemental cash flow information is as follows.

	Year ended December 31, 2021	Year ended December 31, 2020

	(Millions of yen)
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	39,879	36,733

Noncash activity – Rights of use assets obtained in exchange for lease liabilities
Operating leases	21,588	30,700

Maturity Analysis
The following is a schedule by year of the future minimum lease payments under operating leases at December 31, 2021.

(Millions of yen)
Year ending December 31:
2022	32,941
2023	22,512
2024	15,226
2025	10,816
2026	7,832
Thereafter	11,192

Total future minimum lease payments	100,519
Less Imputed Interest	(4,189)

96,330

Remaining lease term and discount rate
The following is remaining lease term and discount rate under operating leases at December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Weighted-average remaining lease term	54 months	56 months

Weighted-average discount rate	2.1%	2.1%

20.	Commitments and Contingent Liabilities
Commitments
At December 31, 2021, commitments outstanding for the purchase of property, plant and equipment approximated ¥76,229 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥249,909 million.

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

20.	Commitments and Contingent Liabilities (continued)

Guarantees
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥10,812 million and ¥10,962 million at December 31, 2021 and 2020, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.
Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,078 million at December 31, 2021. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2021 were not significant.
Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and the changes for the years ended December 31, 2021 and 2020 are summarized as follows:

	Years ended December 31
	2021	2020

	(Millions of yen)
Balance at beginning of the year	14,300	15,846
Additions	15,687	11,355
Utilization	(11,928)	(10,657)
Other	(1,110)	(2,244)

Balance at end of the year	16,949	14,300

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

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

21.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2021 and 2020 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 22, and Note 18, respectively.

	December 31
	2021		2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

	(Millions of yen)
Long-term debt, including current installments	(177,410)	(177,343)	(346,317)	(346,275)
The following methods and assumptions are used to estimate the fair value in the above table.
Long-term debt
Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 22.
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
Concentrations of credit risk
No single customer accounted for more than 10 percent of consolidated trade receivables as of December 31, 2021 or 2020.

22.	Fair Value Measurements
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

Assets and liabilities measured at fair value on a recurring basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2021 and 2020.

	December 31, 2021
	Level 1	Level 2	Level 3	Total

	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	281	328	—	609
Equity securities	28,640	—	—	28,640
Prepaid expenses and other current assets:
Derivatives	—	65	—	65

Total assets	28,921	893	—	29,814

Liabilities:
Other current liabilities:
Derivatives	—	2,119	—	2,119

Total liabilities	—	2,119	—	2,119

	December 31, 2020
	Level 1	Level 2	Level 3	Total

	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	284	248	—	532
Equity securities	18,683	—	—	18,683
Prepaid expenses and other current assets:
Derivatives	—	533	—	533

Total assets	18,967	1,281	—	20,248

Liabilities:
Other current liabilities:
Derivatives	—	1,225	—	1,225

Total liabilities	—	1,225	—	1,225

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
Assets and liabilities measured at fair value on a nonrecurring basis
There were no significant assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2021 and 2020.

23.	Segment Information
Canon reports in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
Based on the realignment of Canon’s internal reporting and management structure, from 2021, Canon has changed the name and structure of segments from Office Business Unit, Imaging System Business Unit, Medical System Business Unit and Industry and Others Business Unit to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Major changes include moving Inkjet printers from Imaging System Business Unit to the Printing Business Unit, the same business unit as Office multifunction devices (MFDs) and Laser multifunction printers (MFPs), and moving Network cameras from Industry and Others Business Unit to the Imaging Business Unit, the same business unit as Interchangeable-lens digital cameras. Prior period amounts also have been reclassified.
The primary products included in each segment are as follows:

Printing Business Unit:	Office multifunction devices (MFDs) / Document solutions/ Laser multifunction printers (MFPs) / Laser printers /Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed
presses / Large format printers

Imaging Business Unit:	Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras /Compact photo printers / Network cameras / Video management software / Video content analytics software / Digital camcorders / Digital cinema cameras / Broadcast equipment /Multimedia projectors

Medical Business Unit:	Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic
X-ray
systems / Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial and Others Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment /OLED display manufacturing equipment / Vacuum thin-film deposition equipment / Die bonders / Handy terminals / Document scanners

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluate results and allocate resources for each segment based on income before income taxes.
Information about operating results and assets for each segment as of and for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2021:
Net sales:
External customers	1,934,012	651,494	480,029	449,915	(2,093)	3,513,357
Intersegment	4,835	2,038	333	95,827	(103,033)	—

Total	1,938,847	653,532	480,362	545,742	(105,126)	3,513,357
Operating cost and expenses	1,713,154	574,814	450,942	501,434	(8,905)	3,231,439

Operating profit	225,693	78,718	29,420	44,308	(96,221)	281,918
Other income (deductions)	7,259	(256)	4,876	342	8,567	20,788

Income before income taxes	232,952	78,462	34,296	44,650	(87,654)	302,706

Total assets	1,009,922	236,143	311,247	345,883	2,847,693	4,750,888
Depreciation and amortization	69,549	21,840	12,435	27,677	89,745	221,246
Capital expenditures	63,609	12,069	11,888	25,759	65,675	179,000

2020:
Net sales:
External customers	1,800,898	539,560	435,368	385,177	(760)	3,160,243
Intersegment	3,529	1,754	706	76,345	(82,334)	—

Total	1,804,427	541,314	436,074	461,522	(83,094)	3,160,243
Operating cost and expenses	1,657,319	535,584	410,830	441,006	4,957	3,049,696

Operating profit	147,108	5,730	25,244	20,516	(88,051)	110,547
Other income (deductions)	5,076	(778)	300	1,171	13,964	19,733

Income before income taxes	152,184	4,952	25,544	21,687	(74,087)	130,280

Total assets	913,931	239,605	286,749	348,614	2,836,715	4,625,614
Depreciation and amortization	69,725	22,201	11,781	28,720	95,398	227,825
Capital expenditures	56,613	12,540	7,244	21,276	64,054	161,727

2019:
Net sales:
External customers	2,089,024	660,105	437,456	405,114	1,600	3,593,299
Intersegment	3,440	1,601	1,069	88,670	(94,780)	—

Total	2,092,464	661,706	438,525	493,784	(93,180)	3,593,299
Operating cost and expenses*	1,908,436	634,773	411,781	465,197	(1,308)	3,418,879

Operating profit	184,028	26,933	26,744	28,587	(91,872)	174,420
Other income (deductions)	6,066	905	539	—	13,563	21,073

Income before income taxes	190,094	27,838	27,283	28,587	(78,309)	195,493

Total assets	1,002,778	288,545	273,525	310,110	2,896,960	4,771,918
Depreciation and amortization	74,958	24,561	11,760	29,086	96,962	237,327
Capital expenditures	61,789	18,929	7,074	28,436	95,000	211,228

*
During 2019, the Company implemented a restructuring plan centered in Europe with the goal of reorganizing sales structure and improving profitability mainly in the Printing Business Unit. The employee

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

severance charges in the Printing Business Unit under the plan for the year ended December 31, 2019 were ¥15,656 million and most of the charges are included in selling, general and administrative expenses in the consolidated statements of income. The restructuring charges for the years ended December 31, 2021 and 2020 were not significant.
Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and cash equivalents, investments, deferred tax assets, goodwill, identified intangible assets from acquisitions and corporate properties. Capital expenditures represent the additions to property, plant and equipment and intangible assets measured on an accrual basis.
Information about sales by product and service to external customers for each segment for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Years ended December 31
	2021	2020	2019
	(Millions of yen)
Printing
Office multifunction devices	477,000	455,357	573,297
Office others	279,366	267,123	292,378
Office	756,366	722,480	865,675
Laser printers	560,159	502,157	624,597
Inkjet printers and Others	328,932	326,041	296,622
Prosumer	889,091	828,198	921,219
Production	288,555	250,220	302,130

Total	1,934,012	1,800,898	2,089,024
Imaging
Cameras	432,885	347,240	466,306
Network cameras and Others	218,609	192,320	193,799

Total	651,494	539,560	660,105
Medical
Diagnostic equipment	480,029	435,368	437,456

Industrial and Others
Lithography equipment	213,699	142,516	157,160
Industrial equipment	112,274	126,762	107,281
Others	123,942	115,899	140,673

Total	449,915	385,177	405,114

Corporate	(2,093)	(760)	1,600

Consolidated	3,513,357	3,160,243	3,593,299

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of 2021, Canon has changed products category. Production includes Digital continuous feed presses, Digital sheet-fed
presses and Large format printers in the primary products. Network cameras and Others include Network cameras, Video management software, Video content analytics software, Digital camcorders, Digital cinema cameras, Broadcast equipment and Multimedia projectors in the primary products. Industrial equipment includes OLED display manufacturing equipment, Vacuum thin-film deposition equipment and Die bonders in the primary products. Prior period amounts also have been reclassified.
Information by major geographic area as of and for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019

	(Millions of yen)
Net sales:
Japan	830,378	806,305	872,534
Americas	968,839	852,451	1,029,078
Europe	894,898	795,616	882,480
Asia and Oceania	819,242	705,871	809,207

Total	3,513,357	3,160,243	3,593,299

Long-lived assets:
Japan	986,638	1,011,109	1,053,074
Americas	152,137	133,648	148,669
Europe	158,297	175,516	191,050
Asia and Oceania	141,915	143,265	159,217

Total	1,438,987	1,463,538	1,552,010

Net sales are attributed to areas based on the location where the products are shipped and the services are performed to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥907,909 million, ¥801,376 million and ¥958,442 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Long-lived
assets represent property, plant and equipment, intangible assets, and operating lease right-of-use
assets for each geographic area.

24.	Subsequent Event
On January 5, 2022, Canon borrowed ¥70,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. Additionally, on March 16, 2022, Canon borrowed ¥30,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

Canon Inc. and Subsidiaries
Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period

	(Millions of yen)
Year ended December 31, 2021:
Allowance for credit losses
Trade receivables	11,645	1,857	(1,540)	532	12,494
Finance receivables	3,068	2,331	(2,157)	549	3,791
Year ended December 31, 2020:
Allowance for credit losses
Trade receivables	10,359	3,419	(1,983)	(150)	11,645
Finance receivables	2,627	2,351	(2,199)	289	3,068
Year ended December 31, 2019:
Allowance for credit losses
Trade receivables	11,477	1,840	(2,189)	(769)	10,359
Finance receivables	2,675	1,495	(1,653)	110	2,627

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation)

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2.1	Regulations for Handling of Shares of Canon Inc. (Translation)

2.2	Description of our Common Stock incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

2.3	Description of our American Depositary Shares represented by American Depositary Receipts (“ADRs”), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 27, 2020

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

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
Date March 30, 2022