Form 20-F
period 2022-12-31
CANON INC
filed 2023-03-30
CIK 16988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Sachiho Tanino,
+81-3-3758-2111,
+81-3-5482-9680,
30-2,
Shimomaruko
3-chome
,
Ohta-ku,
Tokyo
146-8501,
Japan
(Name, Telephone, Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
(1) American Depositary Shares (“ADSs”), each of which represents one share	CAJ	New York Stock Exchange (delisted on March 6, 2023)
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
As of December 31, 2022, 1,015,513,368 shares of common stock, including 17,371,450 ADSs, were outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION
All information contained in this Annual Report is as of December 31, 2022 unless otherwise specified.
References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.
On March 3rd, 2023, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥ 136.09 = U.S.$1.
The Company’s fiscal year end is December 31. In this Annual Report “2022” refers to the Company’s fiscal year ended December 31, 2022, and other fiscal years of the Company are referred to in a corresponding manner.
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
VOLUNTARY DELISTING OF AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE
On February 10, 2023, the Board of Directors of Canon resolved to apply for the voluntary delisting of the Company’s ADSs from the New York Stock Exchange (“NYSE”). In connection with the delisting, Canon filed a Form 25 on February 24, 2023 with the Securities and Exchange Commission (the “SEC”) for such voluntary delisting (which became effective on March 6, 2023) and the related deregistration with the SEC. Although Canon’s ADSs have been delisted from the NYSE, it maintains its ADR program in the United States and therefore the ADSs continue to be traded in the United States on the over-the-counter
market.

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

Selected financial data *1:	2022	2021	2020	2019	2018

	(Millions of yen, except average number of shares and per share data)
Net sales	¥4,031,414	¥3,513,357	¥3,160,243	¥3,593,299	¥3,951,937
Operating profit	353,399	281,918	110,547	174,420	342,452
Income before income taxes	352,440	302,706	130,280	195,493	362,392
Net income attributable to Canon Inc.	243,961	214,718	83,318	124,964	252,441
Advertising expenses	45,986	36,812	31,273	46,665	58,729
Research and development expenses	306,730	287,338	272,312	298,503	315,842
Depreciation of property, plant and equipment	162,841	156,333	162,733	170,418	175,771
Increase in property, plant and equipment	156,593	151,914	132,302	178,088	159,316
Long-term debt, excluding current installments	2,417	179,750	4,834	357,340	361,962
Common stock	174,762	174,762	174,762	174,762	174,762
Canon Inc. shareholders’ equity	3,113,105	2,873,773	2,575,031	2,685,496	2,820,644
Total assets	5,095,530	4,750,888	4,625,614	4,771,918	4,902,955

Average number of common shares in thousands	1,030,644	1,045,633	1,049,802	1,069,957	1,079,753

Per share data:
Net income attributable to Canon Inc. shareholders per share:
Basic	¥236.71	¥205.35	¥79.37	¥116.79	¥233.80
Diluted	236.63	205.29	79.35	116.77	233.78
Cash dividends declared	120.00	100.00	80.00	160.00	160.00
Cash dividends declared (U.S.$)*2	$0.879	$0.889	$0.745	$1.514	$1.440
Notes:

1.	The above financial data is prepared in accordance with U.S. generally accepted accounting principles.
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
In the business machines market for such products as office MFDs and printers, customers are going paperless to protect the environment. In addition, the digitalization of workflow using multifunctional and high-performance smart devices and applications in office and the increasing popularity of remote work could also lead to a decrease in customer print opportunities.
In line with these trends, Canon is working to offer customers the best choices with its extensive product lineup and cloud connectivity. In the field of commercial printing, Canon anticipates growth in the medium to long term due to a changeover from analog printing to digital printing and growing needs for high-mix,
low-volume
printing, and is striving to capture demand by launching new products and services. While Canon has been taking initiatives to analyze market information and respond to these market changes in the print environment by tailoring its new product, service and solution offerings, if Canon is unable to develop and provide products, services and solutions that are responsive to the evolving needs of consumers, its operating results may be adversely affected.
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
Regarding the market for Canon’s medical equipment sold to medical institutions, mainly in the area of diagnostic imaging, it takes a long time to design, research, develop and commercialize products, because it is necessary to prove the clinical effectiveness of new technologies and new products, and obtain regulatory approvals and certifications prior to sale in individual countries and regions. In addition, the market may be affected by changes in the environment such as the shortage of components, surge in price of raw materials, prolonged high inflation, the rise of geopolitical issues and trade frictions, as well as by the reduction of medical expense budgets of Canon’s customers and changes in the cost-sharing ratio in social security and health insurance systems. Furthermore, as an indirect effect of
COVID-19,
an increase of cancer and cardiovascular patients precipitated by lower participation in routine medical check-ups
may adversely affect medical expense burdens of Canon’s medical institution customers, which could reduce demand for medical equipment.
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
Canon relies on specific external suppliers for critical parts and materials to be used in products that meet Canon’s strict quality, efficiency and environmental standards. Canon’s business performance may be adversely affected by suspension of production activities or higher production costs in the event of any unforeseen circumstances affecting suppliers of parts and materials used across Canon’s product lineup, or in the event of a quality problem, insufficient supply, or sharp price increases affecting such parts and materials. In addition, if the global shortage in the supply of semiconductor chips is prolonged or becomes worse, Canon may be forced to absorb higher materials costs or experience diminished sales due to delay in delivery of goods to customers. These factors could adversely affect Canon’s operating results.
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
In addition, geopolitical events such as the unfolding situation in Ukraine may adversely affect Canon’s supply chain through factors such as sharp price increases, shortages of parts and materials, and logistics disruptions.
Furthermore, the social trust and brand value of Canon may be damaged in case that legal and/or ethical violations in conjunction with human rights occur in Canon’s supply chain because actions to respect and protect human rights in the supply chain are demanded globally as part of corporate social responsibility.

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
Although
COVID-19
continues to persist globally, economic activities have resumed and continued to recover, and vaccination programs have progressed. However, further resurgences of
COVID-19,
such as the emergence of new variants, or other types of infectious disease could lead to a slowdown of the world economy and the business of Canon, a slowdown in the business of Canon’s customers, suppliers and partners and lower investment sentiment for those parties. Further, requests by governments to restrict Canon’s business amid the pandemic may occur.
COVID-19
has had, and may continue to have, other effects on Canon’s businesses. For example, print volume of office MFDs may not recover to the expectations of Canon in view of the increasing popularity of remote work since
COVID-19.
Also, installation of industrial equipment by Canon may be slower than expected, due to slower recovery in business investment.
Furthermore, the resurgence of
COVID-19
disrupts the supply chain around the world including the production activities of Canon such as the stagnation of production activities in Southeast Asia and China. In addition, in case that limitations of economic activity occur in Japan and foreign countries, the closures of offices and retail outlets, overseas travel restrictions and shortage of international freight transport capacity may affect Canon’s sales activities. All of these cases may have an adverse effect on Canon’s financial position and operating results.
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
Other Risks
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
In 2022, 2021, and 2020, Canon’s increases in property, plant and equipment were ¥156,593 million, ¥151,914 million and ¥132,302 million, respectively. In 2022, the increases in property, plant and equipment were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster Canon’s production-technology-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year.
For 2023, Canon projects to invest in property, plant and equipment of approximately ¥210,000 million. This amount is expected to be spent for investments in new production plants and new facilities of Canon. Canon anticipates that the funds needed for this increase will be generated through operating cash inflows.
For information regarding the Company’s voluntary delisting of its ADSs from the NYSE, which became effective on March 6, 2023, please see Item 9.A. “Trading in foreign markets” of this annual report on Form
20-F.
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
Canon sells its products principally under the Canon brand name and through sales subsidiaries. Each of these subsidiaries is responsible for marketing and distribution to retail dealers in an assigned territory. In 2022, 78.5% of consolidated net sales were generated outside of Japan, 31.1%, 25.6% and 21.8% generated in the Americas, Europe and Asia and Oceania, respectively.
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
Products
Canon operates its business in four segments: the “Printing Business Unit,” the “Imaging Business Unit,” the “Medical Business Unit”, and the “Industrial Business Unit”. See Note 23 for explanation of changes in the year.
- Printing Business Unit –
Canon manufactures, markets and services a full range of home, office and professional printers through variety of printing technologies such as inkjet and electrophotography. Canon also delivers added value to customers through software, services and solutions.
For office MFDs, following the launch of the “imageRUNNER ADVANCE DX” series in 2020 and 9 models in the 3 series in 2021, Canon introduced 4 new models in 2022 and further strengthened “imageRUNNER ADVANCE DX” series lineup and awarded as “2022-2024 Most Reliable A3 Brand” by trusted independent testing farm, Buyers Laboratory, a division of Keypoint Intelligence, in recognition of the high reliability of products.
Canon is also providing a software named “uniFLOW Online” that extends the functions of the new “imageRUNNER ADVANCE DX” by connecting them to cloud services. In addition to cloud integration and enhanced security, Canon has newly introduced “Hybrid Work Print Standard” service to enable secured and controlled print at work-from-home environment by combining office MFDs and home inkjet printers via “uniFLOW Online”. In order to maintain and improve competitiveness in the future, Canon will continue to strive to further enhance its product lineup in line with market trends, strengthen its ability to respond to solutions, and improve its sales capabilities to meet increasingly sophisticated customer demand.
In production printing, Canon launched 3 new models as “imagePRESS V series”, which includes the “imagePRESS V900” for compactness and easier operability, “imagePRESS V1000” supporting high-mix

low-volume
production with better speed and media handling capability and “imagePRESS V1350” as a flagship with greatest productivity and robustness to reduce delivery time for high-volume output. Combining remote print management software “PRISMAremote Manager”, helps reduce less downtime through total print operation visibility at factory.
Regarding large-format inkjet printers, Canon offers the “imagePROGRAF PRO” series, which features newly developed
12-color
“LUCIA PRO ink” which significantly improves color reproduction and expression in dark areas to meet the high-quality image requirements of art professionals. Canon also offers the “imagePROGRAF TZ/TX/TM/TA” series, which is equipped with “LUCIA TD”, a five-color pigment ink that enables high-quality printing according to a variety of printing applications and paper suitability, for large-format printing needs, ranging from large-volume printing of drawings at design offices to CAD and poster printing at companies and stores. Canon also offers the “imagePROGRAF GP” series which is equipped with fluorescent ink, the first in the industry, for brighter and softer color reproduction in 2021.
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
As for high speed production cutsheet inkjet printers, Canon provides the “varioPRINT iX” series that has revolutionized the commercial printing business experience. It combines stunning image quality and a wide media range with the high productivity and attractive cost-efficiency of inkjet. The “varioPRINT iX” series press offers high uptime, reliability, and productivity to produce more in less time. It is ideal for printing companies who need predictable and fast production with minimal calibration and setup so that they can handle and fulfill any job based on the agreed turnaround time and price, resulting in more profit and more business for Canon’s customers.
In the large format graphic arts market, Canon provides unique UV LED solutions under the “Colorado” and “Arizona” brands, targeting best-in-class
productivity combined with lowest cost of ownership to enable professional print providers to deliver a wealth of graphics and industrial applications to their customers. Inside the “Colorado”, the Canon UVgel technology provides unrivalled productivity in a unique process that retains the advantages of prevailing printer technologies, while eliminating many of the compromises. The “Colorado” offers an impressive application range, thanks to two additional technologies: the more flexible and stretchable formulation of the UVgel 460 inks and the FLXfinish+ technology. The UVgel 460 inks provide image stability even when folded, bent and wrapped. And with the FLXfinish+ technology, you can print your applications both with a flawless glossy and a luxurious matte finish, independent of media finish, expanding the range of your artistic freedom
Regarding inkjet printers, Canon offers a wide range of products to print, scan and copy with excellent usability at reasonable running cost for the various needs of its customers. Especially since the
COVID-19
pandemic, the use of inkjet printers for home has increased due to the diversification of work styles and learning methods. For home users, Canon introduced “XK110/TS8630” which excels at both photo and document with a new user interface to fit customers usage to make operation easier with fewer steps, and “G3370/G1330” which was introduced to heavy users at home and achieves high volume printing and low running cost through an extra-large capacity tank. In business inkjet market, demand to print documents and creatives with reasonable cost at diversified locations including office and home as places and ways of working diversify is increasing. To support various business users, Canon introduced “GX4030” which uses full pigment ink system for printing high-quality business documents at a low running cost. In addition, “GX5030” has a small footprint, low running cost, high productivity and adaptability to a wide variety of papers.
As for laser printers, dealers and users are reducing their inventories due to concerns over the economic outlook and rising interest rates. In addition, as a long-term trend, there are concerns over lagging growth of the entire market affected by decrease in demand for printing, which is caused by changes in users printing behavior due to the prevalence of smartphones, cloud computing, etc. In response, Canon has focused on expanding sales of high value-added products from mid to high-end
class, especially for multifunction printers (“MFPs”). In addition, Canon aims to increase sales volume and market share by enhancing competitiveness and customer value with even more focus on contractual business which engages with customers for a certain period, accompanied with leveraging technical innovation and so forth.
The pandemic caused lockdowns in China where Canon has production facilities, which caused those facilities to see declines in operating capacity as well as a shortage of raw materials and parts. This has led to a temporary shortage of printer supplies. Canon will strive to ensure a stable supply of products by diversifying the supply chain.
- Imaging Business Unit –
Canon manufactures and markets digital cameras, as well as lenses and various related accessories.
In interchangeable lens digital cameras, to further expand the lineup of the “EOS R System”, Canon launched “EOS R7” and “EOS R10”.While these two models incorporate
APS-C
sensors, they also inherit, among others, the autofocus subject detection technology of the high-end
model, “EOS R3”, and offer high performance in all aspects of still image and video capture. Canon expects professional and advanced amateur users to, for example, use these as sub-cameras,
and that it will also encourage people to replace their SLR cameras or step-up
from entry-class cameras. As for the camera market, due to the launch of new mirrorless cameras and interchangeable lenses by each company, demand remained strong despite the economic slowdown. As a result, Canon has maintained a leading market share in interchangeable lens digital cameras in terms of volume in the major regions/countries, such as the United States, Europe, China and Japan.
Canon aims to expand the imaging domains of interchangeable lens digital cameras, and believes there remains considerable room for future growth through development of new products based on state-of-the-art
technology such as higher picture quality, small and lightweight body and versatile movie/network functions.
In interchangeable lenses for digital cameras, Canon expanded its RF lens lineup by introducing six interchangeable lenses, including two EOS
RF-S
mirrorless
APS-C
lenses. Sales of RF lenses also grew significantly thanks to synergies with “EOS R” series camera body.
As for compact digital cameras, while the overall market has been shrinking, Canon will continue to strengthen its premium lineup and strive to improve its profitability. Moreover, Canon is developing new camera genres, such as “PowerShot ZOOM” and “PowerShot PICK”, in order to discover new needs for ease of use and shooting in specific scenes.
In the compact photo printer market, Canon launched the “SELPHY CP1500”. With its advantages, such as easy operation, portability, lab-quality
photo print, and durability, “SELPHY” has gained a strong market position in each region. Canon plans to tap into new customer demand and to maintain its lead in this market.
As a new business, Canon is also working on the Mixed Reality (MR) business, which fuses real images with virtual 3D CG images at the same time.

Canon has expanded its lineup by introducing the compact and lightweight model “MREAL S1” in 2021 and the wide viewing angle model “MREAL X1” in 2022. Canon will continue to provide solutions utilizing 3D data in a wide range of fields, including manufacturing industry.
In the network camera field, businesses are being established with the camera video based problem-solving business model. In Japan, manufacturing solutions business remained solid and the sales grew steadily despite the worldwide disruption in production and logistics. In 2022, Canon launched six new models with significantly improved performances, including the
“VB-H47”.
Being able to capture the video clearly even in dark places or in the environments where there is a difference in brightness, such as backlight, the new models contribute to the improvement of accuracy of analysis in combination with video content analytics software. Also, from December 2022, a microSD card-type hardware “AI Accelerator
AS-AN11”
that turns network cameras into AI cameras and three dedicated video analytics software, “Intrusion Detection”, “Parking Detection”, and “Video Difference Detection” were successively released for the Japanese market. Since no dedicated server or cloud for analysis is required, it is possible to build a simple system with low initial investment and running costs.
Sales of products for the advanced surveillance market are steadily growing. They meet the strict requirements of port surveillance, etc. by taking advantage of their ultra-high-sensitivity performance that enables them to capture color video even in complete darkness.
Canon acquired Axis Communications, the industry leader in network video, in 2015. In 2022, Axis showed strong growth, which was illustrated by the launch of around 130 new products and the opening of 4 new AECs (Axis Experience Center). This means that Axis now has 34 AECs around the world, with the purpose of being closer to the customers.
For the industry, to promote DX (Digital Transformation), Canon offers three new video solutions. (1) Canon provides Automated Guided Vehicle (“AGV”) manufacturers with “Vision-based Navigation Software”, a video content analytics software that includes “Visual SLAM technology”, which uses cameras to simultaneously estimate three-dimensional information of the surrounding environment, and position and posture. Canon aims to expand the range of applications beyond the logistics field. (2) For the “Vision Edition Series”, video analytics software utilizing network cameras, Canon released the “Vision Edition 2”, a new version which extends image processing capabilities and improves connectivity with external devices and support by Al. Enabling to build more flexible and simple systems, Canon continues to meet diversified and sophisticated needs of improving productivity on the operation site. (3) For the inspection of bridges and tunnels using image data, Canon has been contracted for the detection of cracks as a BPO (Business Process Outsourcing) service using AI technology, but now has started to provide as a cloud service.
In the professional video market, the demand continues for large amounts of high-quality contents due to the expansion of viewing through OTT
*
and video content due to the spread of streaming and internet video, and Canon has noted the rise of users such as “video creators”. Moreover, Canon is also aware of the emergence of a market that is different from the past, such as in-house
production in enterprise and education market.
In the video production market, Canon is experiencing the demand for smaller and lighter production equipment, production efficiency, and manpower reduction. In the live streaming and broadcast market such as live sports and live music, the revival of various events that had been stagnant during the
COVID-19
pandemic has led to continued investment in equipment, and new trends are appearing, such as video expression with a shallow depth of field that utilizes large-format sensors.
Among them, Canon has introduced the “EOS R5C”, a compact, lightweight digital cinema camera that built-in 8K/RAW recording for users who demand high performance in both video and still images, the
“CN-E20·50mm”
and the
”CN-E45·135mm”,
a full-frame cinema zoom lens that flexibly supports demand for more efficient video production, the “CN8x15”, a cine servo lens that can be used in a wide range of applications from recording to live broadcasting, the
“EU-V3”,
a function expansion unit that enhances the operability of

large-format cameras for live production, and the
“CR-N700”,
a top-of-the-line 4K remote camera for video production.
Furthermore, in the area of video solutions, Canon will work to create business in “volumetric video”, which is expected to expand in the market, such as new video expression in sports broadcasting, entertainment and commercials, and data utilization in metaverse.
Canon will continue to launch products and solutions that capture changes in the market to meet the needs of a wide range of professionals in video production and contribute to the development of video culture.
* OTT stands for over the top. A media service that provides video content directly to viewers via the Internet, which has been provided by terrestrial broadcasting, satellites, cable television, etc.
- Medical Business Unit –
Canon markets diagnostic imaging systems, including Computed tomography (“CT”) systems, Magnetic resonance imaging (“MRI”) systems, Diagnostic ultrasound systems, and Diagnostic
X-ray
systems, as well as Clinical laboratory systems and Healthcare IT solutions to customers in more than 150 countries and regions around the world, offering technology that enables early detection and fast diagnosis. Canon strives to help customers provide reliable, patient-friendly healthcare and achieve efficiency as well as cost reduction through its medical systems and services.
In the medical systems business, Canon is advancing efforts with “Altivity”, an AI innovation brand, to deliver uncompromised quality and value across the entire care pathway by combining extensive intelligence and know-how
garnered through medical practice while leveraging using AI to bring better quality patient care by streamlining workflow for prevention, diagnosis, treatment and prognosis for enhanced efficiency.
Canon has long enjoyed the leading position in the domestic CT market. In 2022, Canon introduced the “Aquilion Serve”, a new
80/160-slice
CT scanner and the 1.5T MRI “Vantage Fortian”, a high performance yet easy-to-use
system with automated scan planning feature. The machine comes with “Advanced intelligent
Clear-IQ
Engine (AiCE) which uses deep learning algorithm to deliver higher image quality. These CT and MRI systems install cameras developed by Canon to detect patient positioning, thereby making operational adjustments easier and reducing scan time. The new ultrasound solutions, the “Aplio flex/ Aplio go,” add new value and bring much efficiency in workflow by taking advantage of the applications developed using AI to be incorporated in its small footprint. It was launched in Japan in 2022 and will be followed by other regions.
Canon recently announced its decision to establish a new subsidiary “Canon Healthcare USA, INC.” with the aim to accelerate the growth of its medical business by strengthening its presence in the highly influential US medical market. A portion of the upstream marketing operations will be transferred to the new company and by establishing a network with key opinion leaders in the industry in the United States, Canon will develop and propose products and solutions that address the trends and needs of the medical market. In November, Canon installed a photon counting CT “PCCT” system using detector technology of its wholly owned subsidiary, Redlen Technologies Inc., in National Cancer Center Japan to conduct joint research for the commercialization of the PCCT technology with a similar initiative underway with medical institutions in the United States. Building on its leading position in the domestic CT systems market, Canon’s goal is to become the leader in the global CT market at the earliest opportunity.
- Industrial Business Unit -
In the semiconductor lithography equipment market, although uncertainty in the timing of economic recovery from
COVID-19
and the intensification of trade friction has caused concerns primarily related to capital expenditure, such matters resulted in only minor impact to the market. Capital expenditures for lithography equipment, particularly for logic devices and sensors, remained strong. In the back-end
lithography equipment market, demand for higher integration and thinner semiconductor chips increased, leading to increased capital expenditures for higher memory capacity using Through-Silicon Via (“TSV”) technology and wafer-level packaging.
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
i-line
stepper
“FPA-5550iZ2”.
Canon also launched “Lithography Plus”, a solution platform to enhance its services for working lithography equipment in the market. Canon will contribute to the productivity improvement of users who use Canon’s lithography equipment, including real-time analysis of the equipment, automatic recovery in case of malfunction, and the proposal of optimal manufacturing conditions. In the field of Nanoimprint Lithography (“NIL”) equipment, Canon is accelerating preparations for mass production of memory devices, while conducting joint development with various manufacturers and promoting activities to expand the scope of NIL application.
The FPD lithography equipment market is shrinking rapidly due to the falling off of special demand experienced in the
COVID-19
pandemic, as well as worldwide inflation and economic slowdown. As a result, customer investment plans have been temporarily postponed, but demand for Organic Light Emitting Diode (“OLED”) panels for PCs, tablets and other products remains strong, and Canon expects the market to recover in late 2023 or early 2024.
The flat panel display market, in which demand for thinner panels increases, is expected to grow in size, increase in 4K/8K resolution, and shift to high-quality displays such as OLED. Canon aims to further expand its market share with the “MPAsp-H1003T”, lithography equipment for 8th generation glass substrates that achieves high productivity by exposing high-definition 65 inch panels in a batch, and the “MPAsp-E903T”, lithography equipment for 6th generation glass substrates that meets the need for further high definition in small and medium sized display manufacturing. In addition, demand for displays for IT devices such as laptops and tablets is growing due to the spread of online meetings and education. In order to meet such market needs, Canon has added the “MPAsp-H1003H”, lithography equipment for displays for IT devices that offers both high productivity and high definition to its lineup.
In the OLED display manufacturing equipment market, Canon will not only work to maintain its overwhelming competitiveness in the field of small- and medium-sized
panels, but also continue the development of equipment for
large-sized
panels.

NET SALES BY SEGMENT
The following table presents Canon’s net sales by segment for each of the periods shown.

	Years ended December 31
	2022	change	2021	change	2020

	(Millions of yen, except percentage data)
Printing	2,261,938	16.7%	1,938,847	7.4%	1,804,427
Imaging	803,480	22.9	653,532	20.7	541,314
Medical	513,331	6.9	480,362	10.2	436,074
Industrial	329,232	-2.5	337,721	22.0	276,806
Others and Corporate	223,021	19.5	186,593	10.3	169,140
Eliminations	(99,588)	—	(83,698)	—	(67,518)

Total	4,031,414	14.7%	3,513,357	11.2%	3,160,243

Notes:

1.
Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Net sales by segment for the fiscal years ended December 31, 2021 and 2020 also have been reclassified.

NET SALES BY GEOGRAPHIC AREA
The following table presents Canon’s net sales by geographic area for each of the periods shown.

	Years ended December 31
	2022	change	2021	change	2020

	(Millions of yen, except percentage data)
Japan	864,808	4.1%	830,378	3.0%	806,305
Americas	1,255,405	29.6	968,839	13.7	852,451
Europe	1,034,008	15.5	894,898	12.5	795,616
Asia and Oceania	877,193	7.1	819,242	16.1	705,871

Total	4,031,414	14.7%	3,513,357	11.2%	3,160,243

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
Canon also sells laser printers on an OEM basis to HP Inc. HP Inc. resells these printers under the “HP LaserJet Printers” name. During 2022 and 2021, OEM sales to HP Inc. constituted 12.0% and 11.6%, respectively, of Canon’s consolidated net sales.
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

- Industrial Business Unit -
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
Environmental Goals and monitors its progress to be reported to the CEO for review on a yearly basis. Canon is implementing initiatives to achieve these goals, which focus on “Lifecycle CO2 emissions improvement index per product by average 3% improvement”, “Raw materials and usage CO2 emissions improvement index per product by average 3% improvement”, and “Improve energy consumption basic unit at operational sites by 1.2% (compared to the previous year)”. In 2022, Canon has improved to reduce its “Life Cycle CO2 emission” per product, which was an average improvement of 4.1% (2008—2022) and cumulative 43% as compared with 2008. Total volume of lifecycle CO2 emissions in 2022 was 8.3 million tons*, which we received a third party limited assurance in March 2023. For contributing to a circular economy, Canon promotes reductions in resource consumption, product-to-product
recycling, recycling-conscious design, designing smaller and lighter products and other various activities.
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

*
Total volume of lifecycle CO2 emissions contains the data of the carbon dioxide equivalent of greenhouse gas (GHG) including PFCs, HFCs, SF6, N2O, methane, and NF3. The scope of the total volume of lifecycle CO2 emissions covers consolidated subsidiaries of Canon Group.

2.	Measures to Address the Circular Economy and Sustainable Products
The movement toward the realization of the circular economy is also accelerating. In Europe, the new Circular Economy Action Plan was announced by the EU Commission in 2020, and a road map of the regulations was presented. In March 2022, in line with the new plan, EU Commission published a legislative package, “Sustainable Products Initiative”, including the proposal for a new law the Ecodesign for Sustainable Products Regulation (“ESPR”) that would cover all physical products and require energy-efficiency, design for circularity and detailed information provision, to replace the existing measures regulated in the current Energy-related Products Directive. The implementing measures in line with the draft ESPR will be proposed from 2023, and some of them would cover Canon’s products.
Regarding imaging equipment, the EU Commission has decided to launch the preparation of regulatory measures for this product group including consumables, in place of the former industrial voluntary agreement. The draft regulation on imaging equipment and consumables is announced to be proposed in 2023, and would include strict requirements on energy and resource efficiency
In addition, to the ecodesign movement,increasing public concern about single-use
plastics, which are considered one of the causes of marine pollution, has led various countries to legislate to ban the use of single-use
plastics in packaging materials.
Canon is continuing to comply with requirements related to ecodesign and single-use
plastics. However, the requirements are expected to be challenging, and achieving compliance will likely increase Canon’s costs, especially by required design changes and circularity operation.

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
During the year ended December 31, 2022, the following Canon affiliate engaged in the transactions described below that are required to be disclosed pursuant to Section 13(r) of the Exchange Act. These transactions were conducted in compliance with applicable law in the respective countries.

•
CMSC, a wholly-owned Japanese subsidiary of Canon Inc., had indirect sales transactions through independent distributors in Istanbul, Turkey, Sharjah, United Arab Emirates and Tehran, Iran for computed tomography, diagnostic ultrasound systems and service parts for those products with hospitals in Iran. It is our understanding that Iranian hospitals are owned or controlled by the Government of Iran (central or local government) and that their purchases are controlled through an agency of the Iranian Ministry of Health and Medical Education. Total gross sales under these contracts during the year 2022 were approximately ¥154 million. The net profit was substantially less than that.

As of the date of this report, Canon is not aware of any other activity, transaction or dealing by us or any of our affiliates during the year ended December 31, 2022 that requires disclosure in this report under Section 13(r) of the Exchange Act. Canon maintains policies and procedures designed to ensure that transactions, including transactions with Iranian counterparties, are conducted in accordance with applicable economic sanction laws and regulations.
In addition, CMSC has indirect sales of medical equipment to unaffiliated distributors in Japan, which distribute the equipment to hospitals in Syria through unaffiliated third parties. Canon does not have any direct agreements, commercial arrangements, or other contacts with the governments of Syria, or with entities controlled by those governments. Total net sales to Syria in the year ended December 2022 was one-tenth
of one percent (0.1%) or less of Canon’s total consolidated net sales for that period. Canon does not believe the transactions with Syria are material, either individually or in the aggregate, in quantitative or in qualitative terms.
C. Organizational structure
Canon Inc. and its subsidiaries and affiliates form a group of which Canon Inc. is the parent company. As of December 31, 2022, Canon Inc. had 330 consolidated subsidiaries and 10 affiliated companies accounted for by the equity method.
The following table lists the significant subsidiaries owned by Canon, all of which are consolidated as of December 31, 2022.

Name of company	Head office location	Proportion of ownership interest owned	Proportion of voting power held
Canon Marketing Japan Inc.	Tokyo, Japan	57.8%	58.5%
Canon U.S.A., Inc.	New York, U.S.A.	100.0%	100.0%
Canon Europa N.V.	Amstelveen, The Netherlands	100.0%	100.0%
Canon Medical Systems Corporation	Tochigi, Japan	100.0%	100.0%
D. Property, plants and equipment
Canon’s manufacturing is conducted primarily at 29 plants in Japan and 13 plants in other countries and regions. Canon owns all of the buildings and the land on which its plants are located, with the exception of certain immaterial leases of land and floor space of certain of its subsidiaries. The names and locations of Canon’s plants and other facilities, their approximate floor space and the principal activities and products manufactured therein as of December 31, 2022 are as follows:

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Headquarters, Tokyo	2,557	R&D, corporate administration and other functions

Canon Global Management Institute, Tokyo	166	Training and administration

Kawasaki Office, Kanagawa	1,882	R&D and manufacturing of production equipment and semiconductor devices; R&D of laser printers, toner cartridges and network cameras

Kosugi Office, Kanagawa	378	Development of medical equipment

Fuji-Susono Research Park, Shizuoka	932	R&D in electrophotographic technologies

Ayase Plant, Kanagawa	394	R&D and manufacturing of semiconductor devices

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Hiratsuka Plant, Kanagawa	905	R&D of display products and manufacturing of semiconductor devices

Tamagawa Office, Kanagawa	384	Quality engineering

Oita Plant, Oita	487	Manufacturing of semiconductor devices

Yako Office, Kanagawa	906	Development of inkjet printers, inkjet chemical products

Utsunomiya Office, Tochigi	2,764
Manufacturing of interchangeable lenses and other applications, R&D in optical technologies, development and sales of broadcasting equipment, R&D, manufacturing, and servicing of semiconductor lithography equipment and FPD lithography equipment

Toride Plant, Ibaraki	2,863	R&D in electrophotographic technologies, mass-production trials and supports; manufacturing of office MFDs, chemical products; training of manufacturing

Ami Plant, Ibaraki	955	Manufacturing of FPD production-related equipment

Canon Electronics Inc., Tokyo, Saitama and Gunma	1,421	Magnetic/business machine components, document scanners and handy terminals

Canon Finetech Nisca Inc., Saitama, Ibaraki and Yamanashi	1,106	Development, production and sales of office MFDs peripherals, printers, DC motors

Canon Precision Inc., Aomori	1,591	Micromotors, production of toner cartridges and sensors

Canon Optron Inc., Ibaraki	144	Optical crystals (cameras, telescopes) and vapor deposition materials

Canon Chemicals Inc., Ibaraki	1,896	Toner cartridges, advanced-function parts, plastic precision-molded parts and metal molds

Canon Components, Inc., Saitama	710	Image sensor units, Printed Circuit Boards (“PCB”), inkjet cartridges and medical equipment

Oita Canon Inc., Oita	2,096	Interchangeable-lens digital cameras, interchangeable lenses and digital camcorders

Nagahama Canon Inc., Shiga	1,095	Laser printers, toner cartridges, A-Si drums and semiconductor production-related equipment

Oita Canon Materials Inc., Oita	3,062	Chemical products for MFDs and printers

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Domestic	(Thousands of square feet)

Ueno Canon Materials Inc., Mie	654	Chemical products for MFDs and printers

Fukushima Canon Inc., Fukushima	1,310	Inkjet printers, print heads, ink tanks and analysis of software

Canon Semiconductor Equipment Inc., Ibaraki	242	Development and production of semiconductor production-related equipment

Canon Ecology Industry Inc., Ibaraki	1,463	Recycling of toner cartridges, repair and recycling of office MFDs

Fukui Canon Materials Inc., Fukui	192	OPC raw stock, material for optics and high water-repellent material

Miyazaki Canon Inc., Miyazaki	652	Interchangeable-lens digital cameras and electronics packaging

Canon Mold Co., Ltd., Ibaraki	375	Design and production of precise plastic molds

Canon ANELVA Corporation, Kanagawa and Yamanashi	745	Development, production, sales and maintenance of semiconductor, electronic and R&D equipment

Canon Machinery Inc., Shiga	557	Semiconductor and precision automation equipment

Canon Tokki Corporation, Niigata and Kanagawa	371	OLED display manufacturing equipment, thin-film photovoltaic cell manufacturing equipment and vacuum process equipment

Nagasaki Canon Inc., Nagasaki	477	Digital cameras and network cameras

Canon Medical Systems Corporation, Tochigi	1,441	Development, manufacturing, sales and technical services of medical equipment

Canon Electron Tubes & Devices Corporation, Tochigi	506	Development, manufacturing and sales of electron tubes and application products

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Europe

Canon Giessen GmbH, Giessen, Germany	348	Production and remanufacturing of office MFDs, refilling of toner cartridges, refurbishing of semiconductor lithography equipment

Canon Bretagne S.A.S., Liffre, France	505	Manufacturing and recycling of toner cartridges, PCB assembly, packaging, after sales service

Name and location	Floor space (including leased space)	Principal activities and products manufactured
Overseas	(Thousands of square feet)

Canon Production Printing Netherlands B.V., Venlo, the Netherlands	2,152
R&D, manufacturing, sales and distribution of large format printing systems, display graphics printing systems, mid-
and high- volume office MFDs,
sheet-fed
printing systems, ancillary equipment, software, consumables

Americas

Canon Virginia, Inc., Virginia, U.S.	1,537	Production of toner cartridges, toner for MFDs and printers, molding dies, service and support for Canon sales companies (repair of cameras, remanufacturing and repair office MFDs)

Asia

Canon Inc., Taiwan, Taiwan	1,597	Interchangeable-lens digital cameras, network cameras, interchangeable lenses, camera accessories, precision-metal molds and others

Canon Opto (Malaysia) Sdn. Bhd., Selangor, Malaysia	611	Interchangeable lenses, optical lenses and others

Canon Dalian Business Machines, Inc., Dalian, China	1,721	Production and recycling of toner cartridges, production of laser printer units, design and production of precision molds and tools

Canon Prachinburi (Thailand) Ltd., Prachinburi, Thailand	1,268	Office MFDs

Canon Hi-Tech (Thailand) Ltd., Ayutthaya and Nakohon Ratchasima, Thailand	3,270	Inkjet printers and office MFDs

Canon Zhongshan Business Machines Co., Ltd., Zhongshan, China	52	Laser printers

Canon Vietnam Co., Ltd., Hanoi, Vietnam	3,370	Inkjet printers, laser printers, office MFDs, image scanners and contact image sensors

Canon (Suzhou) Inc., Suzhou, China	1,528	Office MFDs and laser printers

Canon Business Machines (Philippines), Inc., Batangas, Philippines	898	Laser printers
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
Canon divides its businesses into four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit.
Economic environment
Looking back at 2022, while the global economy resumed its economic activities in earnest, the pace of economic recovery slowed due to global inflation and tight monetary policies in order to control inflation in each country. In the United States, although affected by inflation and tightening monetary policy, the economic recovery continued due to robust increases in personal consumption and expansion of exports. In Europe, the economy slowed down due to surge in energy prices resulting from the Ukraine crisis and continuous price hikes caused by inflation. In China, the recovery of personal consumption declined and capital investment slowed due to restrictions implemented under its Zero-COVID strategy. In other emerging countries, the economy recovered moderately, mainly in India and Southeast Asia. In Japan, affected by surge in price of energy and inflation caused by depreciation of the yen, the economy continued to recover moderately, mainly in terms of personal consumption.
Market environment
Amid the unstable economic environment, in the markets in which Canon operates, despite a shortage of semiconductor chips and supply chain disruptions, demand improved moderately. Looking at performance by products, demand for office multifunction devices (MFDs) remained firm due to a recovery of in-office
work. Meanwhile demand for laser printers and inkjet printers slowed due to decreased demand from customers working from home. For cameras, demand remained solid, mainly for mirrorless cameras and lenses for professionals and enthusiasts. For medical equipment, demand in Japan declined this year due to a drop-off
following the conclusion of government spending in 2021, although investments in the medical field recovered slowly, mainly for diagnostic imaging unit products outside Japan. For semiconductor lithography equipment, while the memory devices market declined, overall demand remained firm due to strong demand for power devices and sensors. For FPD (Flat Panel Display) lithography equipment, demand tended to decline due to decreased demand from customers working from home amid the
COVID-19
pandemic, and demand for laptop computers decreased in response to the current economic slowdown.
The average value of the yen for the year was ¥131.66 against the U.S. dollar, a year-on-year
depreciation of approximately ¥22, and ¥138.42 against the euro, a year-on-year
depreciation of approximately ¥8.
Summary of operations
Summarized results of Income statement for 2022 and 2021 are as follows:

	2022	Change	2021

	(Millions of yen, except per share
	amounts and percentage data)
Net sales	4,031,414	+14.7%	3,513,357
Gross profit	1,827,802	+12.3	1,627,792
Operating expenses	1,474,403	+9.5	1,345,874
Operating profit	353,399	+25.4	281,918
Other income (deductions)	(959)	—	20,788
Income before income taxes	352,440	+16.4	302,706
Net income attributable to Canon Inc.	243,961	+13.6	214,718

Net income attributable to Canon Inc. shareholders per share:
Basic	236.71	+15.3	205.35
Diluted	236.63	+15.3	205.29
Note: See notes to Item 3A “Selected Financial Data”.
In 2022, Canon ensured adequate supplies of products through sustained efforts such as switching to alternative components and seeking new vendors, and taking swift action to secure transportation capacity while utilizing alternative transportation routes to deal with a shortage of components and the logistics disruption. Net sales for the year increased by 14.7%
year-on-year
to ¥4,031,414 million due to adjustment of product prices and depreciation of the yen. Sales by new business exceeded ¥1,000 billion, and net sales exceeded ¥4,000 billion for the first time in five years since 2017 as a result of the business portfolio transformation. Gross profit as a percentage of net sales decreased by 1.0 points to 45.3% due to the increase in the ratio of hardware sale caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, gross profit increased by 12.3%
year-on-year
to ¥1,827,802 million, mainly due to price adjustment of products and the depreciation of the yen. Although operating expenses increased by 9.5%
year-on-year
to ¥1,474,403 million as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen, as well as an increase in selling expenses accompanying a growth in sales, the operating expense to sales ratio decreased by 1.8 points to 36.5% due to continued efficiency-focused cost control and improvements to management structure. As a result, operating profit increased by 25.4%
year-on-year
to ¥353,399 million. Other income (deductions) decreased by ¥21,747 million year-on-year
to a loss of ¥959 million, mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen. As a result, income before income taxes increased by 16.4%
year-on-year
to ¥352,440 million and net income attributable to Canon Inc. increased by 13.6%
year-on-year
to ¥243,961 million. Basic net income attributable to Canon Inc. shareholders per share was ¥236.71 for the year, a year-on-year
increase of ¥31.36.

Summarized results of Balance sheet for 2022 and 2021 are as follows:

	2022	Change	2021

	(Millions of yen, except per share amounts and percentage data)
Total assets	5,095,530	344,642	4,750,888
Total liabilities	1,746,500	94,041	1,652,459
Canon Inc. shareholders’ equity	3,113,105	239,332	2,873,773
Noncontrolling interests	235,925	11,269	224,656
Total equity	3,349,030	250,601	3,098,429
Total liabilities and equity	5,095,530	344,642	4,750,888
Canon Inc. shareholders’ equity as a percentage of total assets	61.1%	0.6%	60.5%
Total assets increased by ¥344,642 million to ¥5,095,530 million at December 31, 2022, compared with the end of previous year, mainly due to an increase of inventories resulting from procuring electrical part, materials and key parts, and increasing of trade receivable due to increase of sales. In 2022, the decrease of long-term loans by ¥120.0 billion was a result of the repayment of loans for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation). Under this condition, total liabilities increased by ¥94,041 million to ¥1,746,500 million at December 31, 2022, compared with the end of previous year mainly due to a increase of short-term loans in response to the increase in required working capital. Total equity increased by ¥250,601 million to ¥3,349,030 million at December 31, 2022, compared with the end of previous year, mainly due to an increase in retained earnings resulting from net income attributable to Canon, and an increase in accumulated other comprehensive income due to the depreciation of the yen. In addition, there were repurchases of treasury stock twice. Under these conditions, Canon Inc. shareholders’ equity as a percentage of total assets increased by 0.6 points to 61.1%.
Key performance indicators
The following are the key performance indicators (“KPIs”) that Canon uses in managing its business. The changes from year to year in these KPIs are set forth in the table shown below.
KEY PERFORMANCE INDICATORS

	2022	2021	2020	2019	2018
Net sales (Millions of yen)	4,031,414	3,513,357	3,160,243	3,593,299	3,951,937
Gross profit to net sales ratio	45.3%	46.3%	43.5%	44.8%	46.4%
R&D expense to net sales ratio	7.6%	8.2%	8.6%	8.3%	8.0%
Operating profit to net sales ratio	8.8%	8.0%	3.5%	4.9%	8.7%
Income before income taxes to net sales ratio	8.7%	8.6%	4.1%	5.4%	9.2%
Inventory turnover measured in days	69 days	66 days	60 days	59 days	56 days
Debt to total assets ratio	8.2%	6.8%	10.9%	10.8%	8.2%
Canon Inc. shareholders’ equity to total assets ratio	61.1%	60.5%	55.7%	56.3%	57.5%
Note:

1.	See notes to Item 3A “Selected Financial Data”.
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
Gross profit to net sales ratio is another KPI for Canon. Under the basic policy of Phase VI of the Excellent Global Corporation Plan, Canon has been consistently strengthening business competitiveness and striving to provide highly profitable products with price competitiveness. Furthermore, Canon promotes cost reduction initiatives across the Canon Group through in-house
production and automation of assembly processes which integrate the three functions of design, production technology and manufacturing. Canon will continue to actively take these measures to improve Canon’s gross profit to net sales ratio.
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
Critical accounting policies and estimates
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions. These estimates and assumptions include future market conditions, net sales growth rate, gross margin and discount rate. Though Canon believes that the estimates and assumptions are reasonable, actual future results may differ from these estimates and assumptions. In addition, actual results and outcomes may differ from management’s estimates and assumptions due to pandemic, geopolitical risk and economic slowdown risk in response to inflation. Canon believes that the following are the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.
Revenue recognition
Canon generates revenue mainly through the sale of products of the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.
Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized at a point in time upon shipment or delivery, depending upon when the customer obtains controls of these products.
Revenue from sales of equipment of the Medical Business Unit and the Industrial Business Unit that are sold with customer acceptance provisions related to their functionality, including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized at a point in time when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.
Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation delivered to date. For the service contracts of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
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
Allowance for credit losses
Allowance for credit losses for trade and lease receivables is maintained for all customers based on ASC 326 “Financial Instruments—Credit Losses”, based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.
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
Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is assigned to the reporting unit or units that benefit from the synergies arising from each business combination. If the carrying amount assigned to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test in the fourth quarter of 2022 and determined that there were no reporting units that failed the impairment test as the fair value of each reporting unit substantially exceeded its respective carrying amount. However, with regard to goodwill attributed to the Medical Reporting Unit, fair value in excess of reported carrying amount as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the related business could trigger an impairment. The goodwill related to this reporting unit as of December 31, 2022 is ¥542,695 million. Future cash flows for the Medical Reporting Unit were based on a mid-term
management plan that considered the future market growth of medical equipment and growth in geographies where Canon operates its medical business. Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 7 years to 21 years, license fees are 8 years, and customer relationships are from 10 years to 15 years, respectively.
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
Employee retirement and severance benefit plans
Canon has significant employee retirement and severance benefit obligations that are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate. Changes in assumptions inherent in the valuation are reasonably likely to occur from period to period. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.
In preparing its financial statements for 2022, Canon estimated a weighted-average discount rate used to determine benefit obligations of 1.2% for Japanese plans and 4.1% for foreign plans and a weighted-average expected long-term rate of return on plan assets of 3.1% for Japanese plans and 5.7% for foreign plans. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income government and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.
Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. For 2022, a decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately ¥77,641 million. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, is deferred until subsequent periods.
Decreases in expected returns on plan assets may increase net periodic benefit cost by decreasing the expected return amounts, while differences between expected value and actual fair value of those assets could affect pension expense in the following years, and vice versa. For 2022, a decrease of 50 basis points in the expected long-term rate of return on plan assets would increase approximately ¥4,862 million in net periodic benefit cost. Canon multiplies management’s expected long-term rate of return on plan assets by the value of its plan assets to arrive at the expected return on plan assets that is included in pension expense. Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferred amount affects future pension expense.
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
Recently Issued Accounting Guidance
Please refer to Note 1 of the Notes to Consolidated Financial Statements.
Consolidated results of operations
2022 compared with 2021
Summarized results of operations for 2022 and 2021 are as follows:

	2022	Change	2021

	(Millions of yen, except per share
	amounts and percentage data)
Net sales
Products and Equipment	3,231,837	+15.2%	2,804,680
Services	799,577	+12.8	708,677

	4,031,414	+14.7	3,513,357
Operating profit	353,399	+25.4	281,918
Income before income taxes	352,440	+16.4	302,706
Net income attributable to Canon Inc.	243,961	+13.6	214,718

Net income attributable to Canon Inc. shareholders per share:
Basic	236.71	+15.3	205.35
Diluted	236.63	+15.3	205.29
Note: See notes to Item 3A “Selected Financial Data”.
Sales
In the current business term, while the global economy resumed its economic activities in earnest, the pace of economic recovery slowed due to global inflation and tight monetary policies in order to control inflation in each country. In such an environment, despite a shortage of semiconductor chips and supply chain disruptions, Canon’s consolidated net sales in 2022 totaled ¥4,031,414 million, an increase of 14.7% from the previous year largely due to a moderate recovery of demand in each segment. Net sales of products and equipment totaled ¥3,231,837 million, a year-on-year
increase of 15.2%, while net sales of services totaled ¥799,577 million, a year-on-year
increase of 12.8%.
Overseas operations are significant to Canon’s operating results and generated 78.5% of total net sales in 2022. Such sales are denominated in the applicable local currencies and are subject to fluctuations in the value of the yen relative to those currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localization of manufacturing in some regions along with procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on its results of operations.
The average value of the yen during the year was ¥131.66 against the U.S. dollar, a year-on-year
depreciation of approximately ¥22, and ¥138.42 against the euro, a year-on-year
depreciation of approximately ¥8. The effects of foreign exchange rate fluctuations positively affected net sales by ¥339,996 million in 2022. This favorable impact consisted of approximately ¥245,939 million of favorable impact for the U.S. dollar denominated sales and favorable impact of ¥56,297 million for the euro denominated sales, and favorable impact of ¥37,760 million for other foreign currency denominated sales.
Cost of sales
Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Many of these raw materials are subject to fluctuations in world market prices accompanied by fluctuations in foreign exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses, maintenance expenses, light and fuel expenses, and rent expenses. In 2022, Canon was affected by rising prices of parts and materials, as well as by rising transportation costs due to the high demand for international freight transport. Under these conditions, the ratios of cost of sales to net sales for 2022 and 2021 were 54.7% and 53.7%, respectively. Cost of sales as a percentage of net sales increased by 1.0 points.
Gross profit
Canon’s gross profit in 2022 increased by 12.3% to ¥1,827,802 million from 2021. However, the gross profit to net sales ratio decreased by 1.0 points to 45.3%. The increase in the gross profit was mainly due to price adjustment of products and the depreciation of the yen. However, the decrease in gross profit to net sales ratio was mainly due to the increase in the ratio of hardware sale caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics.
Operating expenses
The major components of operating expenses are payroll, R&D, advertising expenses and other marketing expenses. Operating expenses in 2022 increased by 9.5% year on year to ¥1,474,403 million as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen, as well as an increase in selling expenses accompanying a growth in sales. However, operating expenses as a percentage of net sales decreased by 1.8 points to 36.5% due to continued efficiency-focused cost control and improvements to management structure.
Operating profit
Operating profit in 2022 increased by 25.4% from 2021 to a total of ¥353,399 million. The operating profit to net sales ratio increased by 0.8 points to 8.8% from 2021.

Other income (deductions)
Other income (deductions) for 2022 was a loss of ¥959 million, a decrease of ¥21,747 million from 2021 mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen.
Income before income taxes
Income before income taxes in 2022 was ¥352,440 million, an increase of 16.4% from 2021, and constituted 8.7% of net sales.
Income taxes
Income taxes in 2022 increased by ¥20,490 million from 2021. The effective tax rate for 2022 was 26.2%, which was lower than the statutory tax rate in Japan. This resulted from a combination of factors such as the increase in tax credits of R&D expenses and the lower effective tax rates at foreign subsidiaries compared to the statutory tax rate in Japan.
Net income attributable to Canon Inc.
As a result, net income attributable to Canon Inc. in 2022 increased by 13.6% to ¥243,961 million, which represents 6.1% of net sales.
Segment information
Canon operates four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit.

•
The Printing Business Unit mainly includes office MFDs, document solutions, laser MFPs, laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers.

•
The Imaging Business Unit mainly includes interchangeable—lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, MR Systems, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and projectors.

•
The Medical Business Unit mainly includes CT systems, diagnostic ultrasound systems, diagnostic
X-ray
systems, MRI systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment.

•
The Industrial Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, OLED display manufacturing equipment, vacuum thin-film deposition equipment and die bonders.

Operating results by segment
Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2022	Change	2021

	(Millions of yen, except percentage data)
Printing	2,261,938	+16.7%	1,938,847
Imaging	803,480	+22.9	653,532
Medical	513,331	+6.9	480,362
Industrial	329,232	-2.5	337,721
Others and Corporate	223,021	+19.5	186,593
Eliminations	(99,588)	—	(83,698)

Total	4,031,414	+14.7%	3,513,357

Note:
Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Sales by segment amounts for the year ended December 31, 2021 also have been reclassified.

Printing Business Unit	2022	Change	2021

	(Millions of yen, except percentage data)
Net sales:
Office	890,888	+17.8%	756,366
Prosumer	1,002,462	+12.8	889,091
Production	362,052	+25.5	288,555

External customers total	2,255,402	+16.6	1,934,012
Intersegment	6,536	+35.2	4,835

Total	2,261,938	+16.7	1,938,847
Operating cost and expenses	2,049,964	+19.7	1,713,154

Operating profit	211,974	-6.1	225,693
Income before income taxes	225,780	-3.1	232,952
Within the Printing Business Unit, unit sales increased compared with the previous year due to the recovery of office MFDs production, thanks to supplies of semiconductor chips improving in the second half of the year. Sales of services and consumables increased moderately compared with the previous year due to a recovery of increase of in-office
work. As for laser printers and inkjet printers, unit sales increased significantly compared with the previous year due to the recovery from stagnating production activities resulting from
COVID-19
infections. However, consumables decreased compared with the previous year due to decreased demand from customers working from home. For equipment in the production printing market, sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed cut-sheet
color inkjet presses, while revenue from services also increased. These factors resulted in total sales for the business unit of ¥2,261,938 million, a year-on-year
increase of 16.7%, while income before income taxes decreased by 3.1%
year-on-year
to ¥225,780 million, due to the increase in costs of parts and logistics, despite price adjustment of products.

Imaging Business Unit	2022	Change	2021

	(Millions of yen, except percentage data)
Net sales:
Cameras	509,464	+17.7%	432,885
Network cameras and Others	293,593	+34.3	218,609

External customers total	803,057	+23.3	651,494
Intersegment	423	-79.2	2,038

Total	803,480	+22.9	653,532
Operating cost and expenses	676,850	+17.8	574,814

Operating profit	126,630	+60.9	78,718
Income before income taxes	128,033	+63.2	78,462
As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to continued robust demand for full-frame mirrorless cameras including the EOS R5 and EOS R6 as well as favorable reviews of the new EOS R7 and EOS
R10 APS-C-size mirror-less
cameras, despite stagnant production activities caused by a shortage of components. Unit sales of lenses increased owing to strong sales of RF-series interchangeable-lenses
that expanded the product lineup. As for network cameras, sales increased significantly, mainly as a result of strengthening sales activities in response to diversifying market needs in addition to the recovery of product supply. As for professional video production equipment, sales of
Cinema EOS-series cameras,
including the new EOS R5 C, as well as professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥803,480 million, a year-on-year increase
of 22.9%, while income before income taxes increased by
63.2% year-on-year to
¥128,033 million mainly as a result of improved profitability due to an enhanced product mix.

Medical Business Unit	2022	Change	2021

	(Millions of yen, except percentage data)
Net sales:
External customers total	513,028	+6.9%	480,029
Intersegment	303	-9.0	333

Total	513,331	+6.9	480,362
Operating cost and expenses	482,326	+7.0	450,942

Operating profit	31,005	+5.4	29,420
Income before income taxes	31,895	-7.0	34,296
As for the Medical Business Unit, demand in Japan declined this year due to a drop-off after
an uptick from government spending, which concluded in 2021, and delays of installation work at medical institutions overseas. However, demand of large systems such as Computed tomography (CT) systems and Magnetic resonance imaging (MRI) systems which was restricted due to the
COVID-19
pandemic recovered overseas, mainly in Europe and the United States. Canon achieved steady sales by addressing the tight supply of components against a backdrop of record-high orders. Sales of diagnostic ultrasound systems were also strong. These factors resulted in total sales for the business unit of ¥513,331 million, a year-on-year increase
of 6.9%, the highest recorded sales in the history of the business unit. Income before income taxes decreased by
7.0% year-on-year to
¥31,895 million due to an increase in other income (deductions) accompanying a corporate acquisition transaction occurred in the prior year.

Industrial Business Unit	2022	Change	2021

	(Millions of yen, except percentage data)
Net sales:
Optical equipment	240,332	+11.3%	215,890
Industrial equipment	80,485	-28.3	112,274

External customers total	320,817	-2.2	328,164
Intersegment	8,415	-11.9	9,557

Total	329,232	-2.5	337,721
Operating cost and expenses	271,213	-7.4	292,854

Operating profit	58,019	+29.3	44,867
Income before income taxes	59,213	+30.7	45,301
As for the Industrial Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as power devices and sensors. For FPD lithography equipment, performance remained high despite a decrease in unit sales compared with the previous year when the business unit caught up with the delayed equipment installation, although this was mitigated by the minimized impacts of both decreased demand from customers working from home amid the COVID-19 pandemic
and the economic slowdown in the current year. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers reconsidered investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥329,232 million, a year-on-year decrease
of 2.5%, while income before income taxes totaled ¥59,213 million, a year-on-year increase
of 30.7% following the increased unit sales of semiconductor lithography equipment.
Sales by geographic area
Please refer to the table of sales by geographic area in Note 23 of the Notes to Consolidated Financial Statements.
A summary of net sales by geographic area in 2022 and 2021 is provided below:

	2022	Change	2021

	(Millions of yen, except percentage data)
Japan	864,808	+4.1%	830,378
Americas	1,255,405	+29.6	968,839
Europe	1,034,008	+15.5	894,898
Asia and Oceania	877,193	+7.1	819,242

Total	4,031,414	+14.7%	3,513,357

Note:	This summary of net sales by geographic area is determined by the location where the product is shipped to the customers.
A geographical analysis indicates that net sales in 2022 are summarized as follows.
In Japan, net sales increased by 4.1% from the previous year mainly owing to an increase in sales of
RF-series
interchangeable-lenses.
In the Americas, net sales increased by 29.6% from the previous year mainly owing to an increase in unit sales of office MFDs and depreciation of the yen.

In Europe, net sales increased by 15.5% from the previous year mainly owing to an increase in sales of
RF-series
interchangeable-lenses and depreciation of the yen.
In Asia and Oceania, net sales increased by 7.1% from the previous year mainly owing to an increase in unit sales of office MFDs and depreciation of the yen.
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
Segment information
Canon operates four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit.

•
The Printing Business Unit mainly includes office MFDs, document solutions, laser MFPs, laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers.

•
The Imaging Business Unit mainly includes interchangeable-lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, MR Systems, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and projectors.

•
The Medical Business Unit mainly includes CT systems, diagnostic ultrasound systems, diagnostic
X-ray
systems, MRI systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment.

•
The Industrial Business Unit mainly includes semiconductor lithography equipment, FPD lithography equipment, OLED display manufacturing equipment, vacuum thin-film deposition equipment and die bonders.

Operating results by segment
Please refer to the table of sales by segment in Note 23 of the Notes to Consolidated Financial Statements.
Canon’s sales by segment are summarized as follows:

	2021	Change	2020

	(Millions of yen, except percentage data)
Printing	1,938,847	+7.4%	1,804,427
Imaging	653,532	+20.7	541,314
Medical	480,362	+10.2	436,074
Industrial	337,721	+22.0	276,806
Others and Corporate	186,593	+10.3	169,140
Eliminations	(83,698)	—	(67,518)

Total	3,513,357	+11.2%	3,160,243

Note:
Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Sales by segment amounts for the years ended December 31, 2021 and 2020 also have been reclassified.

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
year-on-year
increase of 10.2%, while income before income taxes increased by 34.3%
year-on-year
to ¥34,296 million, recording highs for both sales and income before income taxes for the Medical Business Unit.

Industrial Business Unit	2021	Change	2020

	(Millions of yen, except percentage data)
Net sales:
Optical equipment	215,890	+49.5%	144,387
Industrial equipment	112,274	-11.4	126,762

External customers total	328,164	+21.0	271,149
Intersegment	9,557	+68.9	5,657

Total	337,721	+22.0	276,806
Operating cost and expenses	292,854	+17.4	249,346

Operating profit	44,867	+63.4	27,460
Income before income taxes	45,301	+61.0	28,137
As for the Industrial Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year due to strong demand in a wide range of products such as sensors and memory. For FPD lithography equipment, demand for panels used in devices including laptops, tablets and high-resolution display panels remained strong. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to
COVID-19.
In addition, these products are mostly manufactured at the domestic manufacturing facilities where impacts of
COVID-19
related production disruption were very limited resulting in continuous production activities with better cost reduction. These factors resulted in total sales for the business unit of ¥337,721 million, a year-on-year
increase of 22.0%, while income before income taxes totaled ¥45,301 million, a year-on-year
increase of 61.0%.

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
In the Americas, net sales increased by 13.7% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
In Europe, net sales increased by 12.5% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
In Asia and Oceania, net sales increased by 16.1% from the previous year mainly owing to an increase in sales of most products mainly due to the recovery from the decline of the demand caused by
COVID-19.
Foreign operations and foreign currency transactions
Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of sales is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit to net sales ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which consist principally of foreign currency exchange contracts.
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
Canon has been repaying borrowings steadily to have sufficient financial strength, following investment for growth and return to shareholders.
Cash flows (Millions of yen)

Cash and cash equivalents decreased by ¥39,294 million to ¥362,101 million in fiscal 2022 compared to the previous year. Canon’s cash and cash equivalents are primarily denominated in Japanese yen and in U.S. dollars, with the remainder denominated in other currencies.
Net cash provided by operating activities decreased by ¥188,425 million to ¥262,603 million in fiscal 2022 compared to the previous year as a result of higher inventory levels of key devices and main products, and an increase in required working capital. The major component of Canon’s cash inflow is cash received from customers, and the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, R&D expenses and income taxes.
For fiscal 2022, cash inflow from cash received from customers decreased due to increase of trade receivable by sales improvement. There were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials increased due to an increase of inventory, especially key devices and main products, compared with the inventory in fiscal 2021. Cash outflow for payments for income taxes increased due to an increase in taxable income.
Net cash used in investing activities decreased by ¥26,436 million to ¥180,820 million in fiscal 2022 mainly due to a decrease in acquisitions of business and the increased sales of fixed assets resulting from optimization of branch office capacity at overseas sales subsidiaries, while capital investment to improve efficiency and productivity remained consistent and purchases of securities increased. Purchases of fixed assets increased by ¥11,177 million to ¥188,527 million in fiscal 2022 and purchases of securities increased by ¥19,396 million to ¥21,558 million in fiscal 2022.
Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. For fiscal 2022, free cash flow decreased by ¥161,989 million to ¥81,783 million as compared with ¥243,772 million for fiscal 2021.
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
Outstanding balances of loans for the acquisition of Toshiba Medical Systems Corporation (Currently, Canon Medical Systems Corporation) (Millions of yen)

Net cash used in financing activities totaled ¥146,844 million in fiscal 2022, mainly due to a decrease of long-term loans by ¥120,000 million as a result of the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) and the dividend payout of ¥119,326 million. The Company paid dividends in fiscal 2022 of ¥115.00 per share.
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
As of February 28, 2023, Canon’s debt ratings are: S&P: A (long-term),
A-1
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
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 12 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,535 million at December 31, 2022. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2022 were not significant.
The following table summarizes Canon’s contractual obligations at December 31, 2022.

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(Millions of yen)
Contractual obligations:
Long-Term Debt:
Loan from the banks	54,000	54,000	—	—	—
Other debt	3,589	1,172	1,414	756	247
Operating Lease Obligations	123,609	35, 535	46,776	23,349	17,949
Purchase commitments for :
Property, Plant and Equipment	101,351	101,351	—	—	—
Parts and Raw Materials	287,591	287,591	—	—	—
Other long-term liabilities
Contribution to Defined Benefit Pension Plans	34,658	34,658	—	—	—

Total	604,798	514,307	48,190	24,105	18,196

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

Canon provides warranties of generally less than one year against defects in materials and workmanship on most of its consumer products. Estimated product warranty related costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2022 accrued product warranty costs are included in accrued expenses and amounted to ¥20,887 million.
Canon’s management believes that current financial resources, cash generated from operations and Canon’s potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.
Canon’s management policy in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital requirement, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.
Canon’s total inventory turnover measured in days were 69, 66, and 60 days at the end of the fiscal years 2022, 2021, and 2020, respectively. The inventory turnover in 2022 increased due to an increase in inventories of products in process at plants and in transit to dealers, in order to focus on securing electronic parts, raw materials and important parts amid a shortage of semiconductor components and international logistics disruption.
Canon is committed to cash flow management in order to strengthen its financial base. While actively investing to expand its business performance, Canon is also ensuring stable free cash flow by keeping total capital investments within the range of depreciation and amortization.
Increase in property, plant and equipment on an accrual basis in 2022 amounted to ¥156,593 million compared with ¥151,914 million in 2021 and ¥132,302 million in 2020. For 2023, Canon projects its increase in property, plant and equipment will be approximately ¥210,000 million.
Employer contributions to Canon’s worldwide defined benefit pension plans were ¥31,705 million in 2022, ¥43,782 million in 2021 and ¥26,965 million in 2020. Employer contributions to Canon’s worldwide defined contribution pension plans were ¥24,346 million in 2022, ¥22,660 million in 2021, and ¥16,334 million in 2020. In addition, employer contributions to the multiemployer pension plan of certain subsidiaries were ¥4,720 million in 2022, ¥4,822 million in 2021 and ¥ ¥4,224 million in 2020.
Working capital in 2022 decreased by ¥26,951 million to ¥790,561 million, compared with ¥817,512 million in 2021 and ¥462,954 million in 2020. The decrease was primarily due to an increase in short-term loans (including the current portion of long-term debt). Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of purchases of fixed assets and investments. The working capital ratio (ratio of current assets to current liabilities) for 2022 was 1.58 compared to 1.77 for 2021 and to 1.35 for 2020.
Return on assets (net income attributable to Canon Inc. divided by the average of total assets) was 5.0% in 2022, compared to 4.6% in 2021 and 1.8% in 2020. It improved from the previous fiscal year due to an increase in net income as a result of improved business performance.

Return on Canon Inc. shareholders’ equity (net income attributable to Canon Inc. divided by the average of total Canon Inc. shareholders’ equity) was 8.1% in 2022 compared with 7.9% in 2021 and 3.2% in 2020. It improved from the previous fiscal year due to a significant increase in net income, although shareholders’ equity increased due to an increase in retained earnings resulting from an increase in profit and an increase in foreign currency translation adjustments resulting from the depreciation of the yen.
In Phase VI, one of Canon’s management policies is to thoroughly implement cash flow management, and Canon is restrengthening its financial base.
In fiscal 2022, loans decreased by ¥120,000 million due to the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation). On the other hand, short-term loans were increased in response to the increase in required working capital. As a result, the debt to total assets ratios were 8.2%, 6.8% and 10.9% as of December 31, 2022, 2021 and 2020, respectively. Canon had short-term loans, current operating lease liabilities, long-term debt, and noncurrent operating lease liabilities of ¥417,413 million, ¥320,971 million, ¥506,172 million as of December 31, 2022, 2021, and 2020, respectively.
Canon Inc. shareholders’ equity to total assets ratios were 61.1%, 60.5% and 55.7% as of December 31, 2022, 2021 and 2020, respectively. Canon maintains strong financial base by increase in shareholders’ equity through an increase in retained earnings resulting from net income attributable to Canon, and an increase in accumulated other comprehensive income due to the depreciation of the yen.
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
Free Cash Flow

	Years ended December 31
	2022	2021

	(Millions of yen)
Net cash provided by operating activities	262,603	451,028
Net cash used in investing activities	(180,820)	(207,256)

Free cash flow	81,783	243,772

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
R&D expenses were ¥306,730 million in fiscal 2022 and ¥287,338 million in fiscal 2021. The R&D expenses to net sales ratios were 7.6% in fiscal 2022 and 8.2% in fiscal 2021.
Canon believes that new products protected by a robust patent portfolio will not easily allow competitors to surpass them, and will give the Company an advantage in establishing standards in the market and industry.
Canon obtained the fifth greatest number of patents in the United States in 2022, according to the annual ranking list, released by IFI CLAIMS
®
Patent Services.
D. Trend information
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.
Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996 and, from Phase I to Phase V, has worked to strengthen its management base and improve corporate value. Under Phase V of the “Excellent Global Corporation Plan,” which covered the years from 2016 to 2020, the four new businesses to serve as Canon’s new growth drivers, namely, Commercial Printing, Network Cameras, Medical, and Industrial Equipment fully emerged and the basic framework for promoting transformation of the business portfolio was completed. Then in 2021, the initial year of Phase VI of the Excellent Global Corporation Plan,

Canon sought to further facilitate the transformation of its business portfolio by reorganizing its product-oriented business divisions into industry-oriented business groups, thereby establishing a framework for enhancing business competitiveness and creating new drivers of growth.
In 2021 and 2022, the business environment remained challenging due to the spread of
COVID-19,
supply chain disruptions caused by the tight supply of components and pressures on distribution, the conflict between Russia and Ukraine, lockdowns in Shanghai, and accelerating inflation worldwide. However, by harnessing the efforts of the entire Canon Group, including procurement and logistics operations, and backed by strong product competitiveness in each of its businesses, Canon achieved sales and profit growth for the second consecutive year.
Although it is likely that Canon will continue to operate under a volatile economic environment this year as well, Canon will seek to achieve greater performance while leveraging the collective strength of its development, procurement, production, and sales. In so doing, Canon will accordingly focus on the following measures under the basic policy of Phase VI of striving to “accelerate its corporate portfolio transformation by improving productivity and creating new businesses.”
1. Further strengthen competitiveness of industry-oriented business groups
Canon will strengthen and expand its four industry-oriented business groups to promote business portfolio transformation.
(1)
Printing Group
Even though companies have been shifting to paperless documents due to a greater dispersion of workplaces caused by the
COVID-19
pandemic, as well as due to advances in digital transformation (DX), Canon is likely to see solid demand for printing devices given that paper remains an instrumental means of work-related conceptualization and information sharing.
In order to support hybrid work styles that combine office- and tele-work, there is a need to provide a print environment that is free from restrictions on where to work by utilizing the cloud. Leveraging the advantage of having two digital printing technologies, namely electrophotography and inkjet, the Canon Group will offer new solutions for the DX era in both office and home printing.
Furthermore, in the field of digital commercial printing of catalogs, posters and other material, which is poised for growth amid a shift from analog to digital, Canon is expanding sales of printing presses, recognized for their image quality and productivity, which have been further enhanced by incorporating feedback from printing companies, its customers. Furthermore, in the field of industrial printing, which includes labels and packaging, Canon plans to fully enter the market by developing new products while taking advantage of the wealth of technology, knowledge and customer relationships held by Edale Limited, a
UK-based
company that Canon acquired in 2022.
(2)
Imaging Group
Although the overall market for digital cameras has shrunk significantly due to widespread use of smartphones, Canon expects demand to remain solid as current users of interchangeable-lens cameras are mainly professionals and enthusiasts who seek high-quality images. To address the needs of these users, Canon will continuously introduce cameras, from entry-class to professional level models that offer enhanced features as well as interchangeable lenses. In doing so, Canon, as a leading camera company, seeks to stimulate the market. Canon is currently expanding its lineup of mirrorless cameras with its sights set on establishing its position as No. 1 in that field.

In the network camera field, where surveillance applications are likely to keep driving growth due to escalating needs for safety and security, Canon also anticipates substantial growth accompanying an expanding range of applications for such cameras in areas other than surveillance. For instance, this is likely to include applications with respect to facilitating in-store
marketing, implementing production control at manufacturing sites, and helping people avoid crowds and contact in places where individuals gather. Canon seeks to achieve market-exceeding growth by offering an abundant lineup of camera bodies and solutions with providing total services encompassing everything from video input to video management and analytics, cooperating with Canon Group companies such as Axis, Milestone Systems, BriefCam, and Arcules.
Canon will take steps to create new businesses by coming up with applications for optical-related technologies involving lenses, sensors, and image processing, cultivated by the Company thus far.
(3)
Medical Group
Canon aims to contribute to medical treatment worldwide not only through diagnostic imaging systems, but also by broadening its business sphere, to include healthcare IT and in-vitro
diagnostics.
Canon is Japan’s leading manufacturer of diagnostic imaging systems and accordingly deem it necessary to establish a similar presence overseas in order to achieve growth going forward. First, to become the No. 1 company worldwide in CT systems, Canon aims to achieve early commercialization of the next-generation of CT scanners that utilize photon-counting technology. To such ends, Canon developed an
X-ray
CT system equipped with a photon-counting detector that uses the technology of Canada-based Redlen Technologies, which Canon acquired two years ago. Having installed it at the National Cancer Center of Japan, Canon is accelerating the development of this system. Furthermore, with the aim of achieving a market share of over 10% in the United States, which is highly influential market worldwide, Canon established a new company in January 2023 in the suburbs of Cleveland to focus on marketing. As such, Canon will work to achieve substantial growth in part by increasing its presence as Canon engages in joint research with U.S. medical institutions and promotes stronger relationships with medical practitioners who serve as key opinion leaders. Moreover, to achieve high growth, Canon will spread the benefits to markets not only in the United States, but also to markets worldwide.
In the healthcare IT field, Canon supports the provision of high-quality diagnoses and efficient medical treatment by making it possible to integrate, process, and analyze data collected in clinical settings. Furthermore, in the in-vitro
diagnostics field, Canon will expand its business domain to include testing reagents and other areas around testing equipment.
(4)
Industrial Group
As applications for semiconductors and displays continue to expand, prompted by innovation particularly with respect to AI, IoT, 5G, and other technologies, Canon anticipates continuing market growth and subsequently expect demand for manufacturing equipment to rise. As for semiconductor lithography equipment, with its sights set on addressing growing demand, Canon aims to increase its market share by further enhancing product competitiveness and bolstering production capacity. Unlike conventional lithography technology that uses light to expose circuit patterns, the nanoimprint lithography manufacturing equipment being developed by Canon enlists a simple process of stamping a circuit pattern from a mold imprinted with such patterns. Nanoimprint lithography enables semiconductor manufacturers to reduce costs significantly because it eliminates the necessity of complex processes for etching minute circuit patterns. It also helps to reduce impact on the global environment as it consumes significantly less power given that it does not require powerful lasers and it does not need large vacuum systems or cooling systems.
In the panel market, IT panels used in PCs and tablets are likely to drive growth going forward. As such, Canon will continue to provide FPD lithography equipment and OLED display manufacturing equipment that help panel manufacturers, its customers, boost productivity.

Furthermore, Canon aims to expand the industrial business domain by developing new equipment that integrates core technologies of the group in the areas of ultra-precision positioning, ultra-precision processing and vacuum systems.
2. Rebuild the global production system
Canon has been expanding its manufacturing facilities throughout Asia since the 1970s, but is now reviewing and reorganizing such production sites against the backdrop of supply chain interruptions and geopolitical risks. In its return to domestic production, which has been promoted up until now, Canon has taken a two-pronged
approach of shifting to automation and
in-house
production, effectively achieving thorough cost reduction by integrating design, production technology, and manufacturing sites, thereby gaining competitive edge with respect to costs that is unmatched by overseas production.
3. Strengthen product development based on proprietary technologies
Whereas Canon has been turning to M&A initiatives as a means of developing new businesses in recent years, Canon seeks to create new businesses going forward by further reinforcing product development centered on proprietary technologies. Under its framework of business groups largely reorganized by industry, Canon has been working on developing new products and solutions by combining respective technologies in a manner that gives rise to a sort of chemical reaction. In addition, the Frontier Business Promotion Headquarters has been bringing together Canon’s technologies from across the Canon Group with the aim to create new businesses in the fields of life science, materials, and solutions.
In order to achieve these goals, it is important to develop the technology experts who are responsible for product development, and Canon will promote this through a system to certify world-class engineers as “Top Scientists” who lead the development of cutting-edge technologies, and a system to train software engineers by reskilling employees.
For the discussions of the trend by business segment, see “Item 4 B. Business overview” and “Item 5 A. Operating Results”.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Directors and Audit & Supervisory Board Members of the Company as of March 30, 2023 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Fujio Mitarai	Chairman & CEO	4/1961	Entered the Company
(Sep. 23, 1935)		1/1979	President of Canon U.S.A., Inc.
		3/1981	Director
		3/1985	Managing Director
		1/1989	In charge of HQ administration
		3/1989	Senior Managing Director
		3/1993	Executive Vice President
		9/1995	President & CEO
		3/2006	Chairman of the Board & President & CEO
		5/2006	Chairman & CEO*

Toshizo Tanaka	Executive Vice President & CFO (Group Executive of Public Affairs HQ, Group Executive of Facilities Management HQ)	4/1964	Entered the Company
(Oct. 8, 1940)		1/1992	Deputy Group Executive of Finance & Accounting HQ
		3/1995	Director
		4/1995	Group Executive of Finance & Accounting HQ
		3/1997	Managing Director
		3/2001	Senior Managing Director
		1/2007	Group Executive of Policy and Economy Research HQ
		3/2007	Executive Vice President & Director
		3/2008	Executive Vice President & CFO*
		1/2010	Group Executive of General Affairs HQ
		3/2010	Group Executive of External Relations HQ
		4/2011	Group Executive of Finance & Accounting HQ
		4/2012	Group Executive of Facilities Management HQ
		3/2014	Group Executive of Human Resources Management & Organization HQ
		4/2017	Group Executive of Facilities Management HQ*
		3/2018	Group Executive of Public Affairs HQ*
		4/2018	Group Executive of Finance & Accounting HQ

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Toshio Homma	Executive Vice President & CTO (Head of Printing Group)	4/1972	Entered the Company
(Mar. 10, 1949)		4/2001	Deputy Chief Executive of i Printer Products Operations
		3/2003	Director
		4/2003	Group Executive of Business Promotion HQ
		7/2003	Group Executive of L Printer Business Promotion HQ
		1/2007	Chief Executive of L Printer Products Operations
		3/2008	Managing Director
		3/2012	Senior Managing Director Group Executive of Procurement HQ
		3/2016	Executive Vice President
		4/2016	Chief Executive of Office Imaging Products Operations
		3/2017	Executive Vice President in charge of Office Business
		3/2019	Executive Vice President & CTO & In charge of Office Business
		4/2020	Executive Vice President & CTO & In charge of Printing Business
Chief Executive of Digital Printing Business Operations*
		4/2021	Executive Vice President & CTO*
Head of Printing Group*

Kunitaro Saida	Director	5/2006	Qualified for attorney*
(May 4, 1943)		6/2007	Audit & Supervisory Board Member of NICHIREI CORPORATION
		6/2008	Director of Sumitomo Osaka Cement Co., Ltd.
		6/2010	Director of HEIWA REAL ESTATE CO., LTD.
		3/2014	Director*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Yusuke Kawamura	Director	4/1977	Entered Daiwa Securities Co. Ltd.
(Dec. 5, 1953)		1/1997	General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
		4/2000	Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
		4/2010	Senior Managing Director of the Institute of Daiwa Institute of Research Ltd.
		1/2011	Commissioner of Fiscal System Council of Ministry of Finance
		4/2012	Deputy Chairman of Daiwa Institute of Research Ltd.
		2/2013	Commissioner of Business Accounting Council of Financial Services Agency*
		6/2017	Director of Mitsui Sugar Co., Ltd.
		4/2019	Executive Counselor of Japan Securities Dealers Association
		4/2020	Chairman & CEO of Institute of Glocal Policy Research*
		3/2021	Director*
		4/2021	Director of Mitsui DM Sugar Holdings Co., Ltd.*

Katsuhito Yanagibashi (Aug. 25, 1957)	Audit & Supervisory Board Member	4/1980	Entered the Company
		1/2010	Senior General Manager of Global Accounting Planning Administration Center of Finance & Accounting Headquarters
		1/2013	Senior General Manager of Accounting Standards & Systems Development Center of Finance & Accounting Headquarters
		1/2017	Senior Principal of Finance & Accounting Headquarters
		6/2017	Audit & Supervisory Board Member of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation)
		3/2021	Advisor of Canon Medical Systems Corporation
		3/2022	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Hideya Hatamochi	Audit & Supervisory Board Member	4/1983	Entered the Company
(Oct. 4, 1960)		4/2009	General Manager of Office Imaging Products Electrical Parts Engineering Division, Office Imaging Products Operations
		5/2012	General Manager of Office Imaging Products Manufacturing Division, Office Imaging Products Operations
		1/2014	General Manager in charge of Corporate Audit Center
		2/2015	President of Canon (Suzhou) Inc.
		3/2023	Audit & Supervisory Board Member*

Yutaka Tanaka (Mar. 11, 1949)	Audit & Supervisory Board Member	4/1975	Assistant Judge of the Tokyo District Court
		4/1986	Judge of the Tokyo District Court
		4/1987	Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
		4/1992	Judicial Research Official, the Supreme Court of Japan
		4/1996	Registered as an attorney*
		4/2004	Professor of Keio University Law School
		3/2019	Audit & Supervisory Board Member*

Hiroshi Yoshida	Audit & Supervisory Board Member	10/1980	Joined Tohmatsu Awoki & Co.
(Sep. 5, 1954)		4/1984	Registered as Certified Public Accountant*
		7/1993	Partner of Tohmatsu & Co.
		6/2000	Representative Partner of Tohmatsu & Co.
		5/2007	Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu The Board Member of Deloitte Touche Tohmatsu
		11/2011	CFO of Deloitte Touche Tohmatsu LLC
		3/2017	Audit & Supervisory Board Member*

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience (*current position/function)
Koichi Kashimoto (Jul. 2, 1961)	Audit & Supervisory Board Member	4/1984	Entered The Dai-ichi Life Insurance Company, Limited (formerly The Dai-ichi Mutual Life Insurance Co.)
		4/1997	Manager of Government Relations Department of The Dai-ichi Life Insurance Company, Limited
		4/2005	General Manager of Corporate Administration Center of The Dai-ichi Life Insurance Company, Limited
		4/2009	Managing Director of Dai-ichi Life International (Europe), Limited
		4/2012	General Manager of Secretarial Department of The Dai-ichi Life Insurance Company, Limited
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
Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto, are outside Audit & Supervisory Board Members as stipulated in Item16, Article 2 of the Companies Act of Japan. Kunitaro Saida and Yusuke Kawamura are outside directors. The term of office of directors is one year. The current term of all directors expires in March 2024. The term of office of Audit & Supervisory Board Members is four years, however, the term of office of an Audit & Supervisory Board Member elected to fill a vacancy expires with the expiration of the remaining term of office of the retired Audit & Supervisory Board Member under the Company’s Articles of Incorporation. The current term for Hiroshi Yoshida who was elected in the 120th general meeting of shareholders in March 2021 expires in March 2025, the current term for Katsuhito Yanagibashi and Koichi Kashimoto who were elected in the 121st general meeting of shareholders in March 2022 expires in March 2026, and the current term for Hideya

Hatamochi and Yutaka Tanaka who were elected in the 122th general meeting of shareholders in March 2023 expires in March 2027. Board members and Audit & Supervisory Board Members may serve any number of consecutive terms.
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

Executive Officers of the Company whom are expected to take the assignment on April 1, 2023, are listed below.

Name	Position	(Group executive/function)
Hideki Ozawa	Executive Vice President	President of Canon (China) Co., Ltd.
Seymour Liebman	Senior Managing Executive Officer	Executive Vice President of Canon U.S.A., Inc.
Toshio Takiguchi	Senior Managing Executive Officer	Head of Medical Group, President of Canon Medical Systems Corporation
Eiji Osanai	Senior Managing Executive Officer	Group Executive of Production Engineering HQ
Yuichi Ishizuka	Senior Managing Executive Officer	President of Canon Europa N.V., President of Canon Europe Ltd.
Kazuto Ogawa	Senior Managing Executive Officer	President of Canon U.S.A., Inc.
Takayuki Miyamoto	Senior Managing Executive Officer	Group Executive of Frontier Business Promotion HQ
Hiroaki Takeishi	Senior Managing Executive Officer	Head of Industrial Group, Chairman of Canon Tokki Corporation
Masanori Yamada	Senior Managing Executive Officer	Head of Imaging Group
Katsumi Iijima	Senior Managing Executive Officer	Group Executive of Digital Business Platform Development HQ
Shunsuke Inoue	Senior Managing Executive Officer	Group Executive of R&D HQ
Soichi Hiramatsu	Senior Managing Executive Officer	Group Executive of Procurement HQ
Go Tokura	Senior Managing Executive Officer	Deputy Head of Imaging Group
Minoru Asada	Senior Managing Executive Officer	Group Executive of Finance & Accounting HQ
Takashi Takeya	Managing Executive Officer	Senior General Manager of Global Logistics Management Center
Hisahiro Minokawa	Managing Executive Officer	Group Executive of Human Resources Management & Organization HQ
Ritsuo Mashiko	Managing Executive Officer	President of Oita Canon Inc.
Kazuhiko Nagashima	Managing Executive Officer	Executive Vice President of Canon Europe Ltd.
Yoichi Iwabuchi	Managing Executive Officer	Group Executive of Information & Communication Systems HQ
Takanobu Nakamasu	Managing Executive Officer	President of Canon Production Printing Holding B.V.
Tamaki Hashimoto	Managing Executive Officer	Unit Executive of Solution & Recurring Product Business Unit
Katsuhiko Shinjo	Managing Executive Officer	Deputy Group Executive of R&D HQ
Masaki Omori	Managing Executive Officer	President of Canon Machinery Inc.
Takeshi Ichikawa	Managing Executive Officer	Group Executive of Device Technology Development HQ
Akiko Tanaka	Executive Officer	Deputy Group Executive of R&D HQ
Noriko Gunji	Executive Officer	Group Executive of Sustainability Headquarters
Hideki Sanatake	Executive Officer	Deputy Group Executive of Corporate Intellectual Property & Legal HQ
Hideto Kohtani	Executive Officer	Unit Executive of Image Solutions Business Unit 1
Katsuyoshi Soma	Executive Officer	President of Fukushima Canon Inc.

Name	Position	(Group executive/function)
Saijiro Endo	Executive Officer	Senior General Manager of Digital Printing Development Technology Planning & Management Center
Toshiyuki Matsuda	Executive Officer	Unit Executive of Peripherals Marketing Unit
Hiroto Okawara	Executive Officer	Senior General Manager of Smart Mobility Business Promotion Center
Yoshiyuki Koshimizu	Executive Officer	Senior General Manager of Digital Printing Business Planning and Management Center
Toshiyuki Ishii	Executive Officer	Executive Vice President of Canon (China) Co., Ltd.
Masahide Kinoshita	Executive Officer	Chief Executive of Peripheral Products Operations
Shunji Sawa	Executive Officer	Plant Manager of Toride
Makoto Kambe	Executive Officer	Senior General Manager of Human Resources Management & Organization Center
Hirotomo Fujimori	Executive Officer	Senior General Manager of Public Relations and IR Center
Isao Kobayashi	Executive Officer	President of Canon Canada Inc.
Katsuhito Sakurai	Executive Officer	Senior General Manager of Semiconductor Device Development Center 1
B. Compensation
In the fiscal year ended December 31, 2022, Canon paid an aggregate of approximately ¥1,064 million to its directors and Audit & Supervisory Board Members. This amount includes bonuses.
Beginning from the fiscal year ended December 31, 2010, the Company is required to disclose the compensation of any director who receives total aggregate annual compensation exceeding ¥100 million in accordance with the Financial Instruments and Exchange Act of Japan and related ordinances. The following table sets forth the amount of compensation paid or planned to be paid to directors whose aggregate compensation exceeded ¥100 million in 2022.

Name (Position)		Category of remuneration
	Company	Basic Remuneration	Bonus	Stock-Type Compensation Stock Options	Total

		(Millions of yen)
Fujio Mitarai (Director)	Canon Inc.	320	145	31	496
Toshizo Tanaka (Director)	Canon Inc.	136	70	15	221
Toshio Homma (Director)	Canon Inc.	120	61	14	195
Notes:
(1)	Items that relate to policies which determine the amount of director and audit & supervisory board member remuneration or its calculation method:
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
Managing from a medium- to long-term perspective is important. Based on this, the Company places emphasis on providing a certain level of basic remuneration in a stable manner. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest when determining the breakdown between basic remuneration, bonus, and stock-type compensation stock options. The maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively. As for consolidated income before income taxes which is the financial indicators linked to the bonus, in 2022 (the 122st Business Term), although the Company’s outlook was for ¥360.0 billion at the beginning of the year, actual results were ¥352.4 billion.

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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 573.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 57,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 1,003.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 100,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 811.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 81,100 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 429.

3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 42,900 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
5. Period during which share options are exercisable
From April 29, 2022 to April 28, 2052
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,542 and ¥1,271, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,541 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
The Stock Option Plan Approved on February 10, 2023
1. Grantees of share options
The Company’s 1 executive officer.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 93.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 9,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From March 28, 2023 to March 27, 2053
6. Issue price and amount of increased stated capital (yen)
The issue price and amount of increased stated capital per share is ¥2,446 and ¥1,223, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,445 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (
Kaisha Keisan Kisoku
), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.
7. Other conditions for exercise of share options
(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.
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
The Stock Option Plan Approved on March 30, 2023
1. Grantees of share options
The Company’s 3 directors (excluding outside directors) and 32 executive officers.
2. Number of share options
The number of share options that the Board of Directors are authorized to issue is 840.
3. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 84,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (
musho-wariate
) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

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
From April 29, 2023 to April 28, 2053

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
C. Board practices
See Item 6A “Directors and senior management” and Item 6B “Compensation.”
D. Employees
The following table shows the numbers of Canon’s employees as of December 31, 2022, 2021 and 2020.

	Total	Japan	Americas	Europe	Asia and Oceania
December 31, 2022
Printing	118,971	35,063	11,135	14,724	58,049
Imaging	24,917	10,345	1,943	5,501	7,128
Medical	12,801	6,977	2,434	1,729	1,661
Industrial	8,005	5,669	250	111	1,975
Corporate and Others	16,081	11,401	9	149	4,522

Total	180,775	69,455	15,771	22,214	73,335

December 31, 2021*
Printing	122,864	35,842	10,516	15,063	61,443
Imaging	25,761	10,766	2,100	5,184	7,711
Medical	12,769	6,919	2,421	1,670	1,759
Industrial	7,814	5,750	223	107	1,734
Corporate and Others	14,826	11,647	3	142	3,034

Total	184,034	70,924	15,263	22,166	75,681

December 31, 2020*
Printing	118,146	36,632	10,601	15,162	55,751
Imaging	27,994	11,263	2,135	5,465	9,131
Medical	12,602	6,882	2,212	1,753	1,755
Industrial	8,115	6,006	350	99	1,660
Corporate and Others	15,040	11,555	9	99	3,377

Total	181,897	72,338	15,307	22,578	71,674

*The numbers of Canon’s employees have been reclassified as of December 31, 2021 and 2020 based on the realignment of Canon’s internal management structure which are disclosed in Note 23 of the Notes to Consolidated Financial Statements.
The Company and its subsidiaries have their own independent labor union. The Company believes that the relationship between Canon and its labor union is good.

E. Share ownership
The following table shows the numbers of shares owned by the directors and Audit & Supervisory Board Members of the Company as of March 31, 2023. The total is 276,806 shares, constituting 0.02% of all outstanding shares.

Name	Position	Number of shares
Fujio Mitarai	Chairman & CEO	148,344
Toshizo Tanaka	Executive Vice President & CFO	24,910
Toshio Homma	Executive Vice President & CTO	72,652
Kunitaro Saida	Director	12,800
Yusuke Kawamura	Director	1,300
Katsuhito Yanagibashi	Audit & Supervisory Board Member	4,500
Hideya Hatamochi	Audit & Supervisory Board Member	0
Yutaka Tanaka	Audit & Supervisory Board Member	3,400
Hiroshi Yoshida	Audit & Supervisory Board Member	5,200
Koichi Kashimoto	Audit & Supervisory Board Member	3,700

	Total	276,806

The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved by the stockholders on March 29, 2018 was 57,300 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2018 to May 1, 2048.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 28, 2019 was 100,300 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 27, 2019 to April 26, 2049.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 27, 2020 was 81,100 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from May 2, 2020 to May 1, 2050.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 30, 2021 was 42,900 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 29, 2021 to April 28, 2051.
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
The number of shares that may be subscribed for under a right granted to one of the Company’s executive officers, pursuant to the stock option plan approved on February 10, 2023 was 9,300 shares of common stock. The exercise price of the right is ¥1 per share and that to whom stock acquisition right is granted (the “Holder”) shall be entitled to exercise all the stock acquisition right together within 10 days (in case the last day is not a business day, the following business day) from after the date when he ceases to hold any position as an executive officer of the Company. The exercisable period of acquisition right is from March 28, 2023 to March 27, 2053.
The number of shares that may be subscribed for under rights granted to the Directors and Audit & Supervisory Board Members, listed above, pursuant to the stock option plan approved on March 30, 2023 was 84,000 shares of common stock. The exercise price of the rights is ¥1 per share and those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. The exercisable period of acquisition rights is from April 29, 2023 to April 28, 2053.
For additional information on the stock option plan, see “B. Compensation” of this Item.
The Company and certain of its subsidiaries encourage its employees to purchase shares of their Common Stock in the market through an employees’ stock purchase association.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The table below shows the numbers of the Company’s shares held by the top ten holders of the Company’s shares and their ownership percentage as of December 31, 2022:

Name of major shareholder	Shares owned	Percentage
		Number of shares owned /
		Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	174,622,700	17.2%
Custody Bank of Japan, Ltd. (Trust Account)	70,247,400	6.9%
Mizuho Bank, Ltd.	22,558,173	2.2%
State Street Bank West Client—Treaty 505234	21,655,878	2.1%
SMBC Nikko Securities Inc.	20,533,800	2.0%
Moxley and Co. LLC	17,371,450	1.7%
The Dai-ichi Life Insurance Company, Limited	16,695,780	1.6%
OBAYASHI CORPORATION	16,527,607	1.6%
Barclays Securities Japan Limited BNYM	14,796,800	1.5%
Sompo Japan Insurance Inc.	13,080,087	1.3%
Notes:
1:	Apart from the above shares, The Dai-ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Moxley and Co. LLC is a stocks holder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
3:	Apart from the above shares, the Company owns 318,250,096 shares (23.9% of total issued shares) of treasury stock.
4:	Ownership percentage is calculated by deducting the number of treasury shares from the total shares issued.

Canon’s major shareholders do not have different voting rights from other shareholders.
As of December 31, 2022, 8.6% of the issued shares of common stock, including the Company’s treasury stock, were held of record by 297 residents of the United States of America.
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
To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 30, 2023.
In the ordinary course of business on an arm’s length basis, Canon purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. There are 10 affiliates which are accounted for by the equity method. Canon does not consider the amounts of the transactions with the above affiliates to be material to its business.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated financial statements and other financial information
Consolidated financial statements
This Annual Report contains consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 prepared in accordance with U.S. generally accepted accounting principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an Independent Registered Public Accounting Firm. The consolidated financial statements as of December 31, 2022 and 2021 and for each of three years in the period ended December 31, 2022 have been audited by Deloitte Touche Tohmatsu LLC. Their audit report covering each of the periods is included in Item 18 of this report.
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
Despite a harsh business environment, such as shortage of components, supply chain disruptions, Ukraine crisis and accelerating global inflation, demand of Canon’s products improved moderately. Net sales exceeded ¥4,000 billion for the first time in five years since 2017 due to adjustment of product prices and depreciation of the yen, as a result, the sales and income increased for the two consecutive years.
Amid these conditions, in 2022, Canon has decided to distribute a full-year dividend of ¥120 per share, (interim dividend of ¥60 per share that was already distributed and year-end
dividend of ¥60) which represents a ¥20 increase from the previous year’s dividend.
B. Significant changes
No significant change has occurred since the date of the annual financial statements.
Item 9. The Offer and Listing
A. Offer and listing details
Trading in domestic markets
The common stock of the Company has been listed on the Tokyo Stock Exchange (“TSE”), the principal stock exchange market in Japan, since 1949 and has been trading on the Tokyo Prime Market since April 4, 2022. The shares are also listed on three other regional markets in Japan (Nagoya, Fukuoka and Sapporo).
Trading in foreign markets
Prior to the delisting that became effective on March 6, 2023, the Company’s ADRs were listed on the New York Stock Exchange (“NYSE”), the principal stock exchange market outside Japan.
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
On September 14, 2000, Canon listed its ADSs on the NYSE under the symbol CAJ.

The depositary and agent of the ADRs is JPMorgan Chase Bank, N.A., located at 383 Madison Avenue, Floor 11 New York, New York 10179 U.S.A.
In addition to complying with disclosure requirements under the Exchange Act, the Company has prepared consolidated financial statements in accordance with U.S. generally accepted accounting principles, established internal controls required by the Sarbanes-Oxley Act, and has actively disclosed information to shareholders and investors.
The Company listed its ADRs on the NYSE, with the main aim of enhancing its name recognition, brand image, and stock distribution. Over this same period, however, there have been significant changes in the environment surrounding the securities market, including a significant increase in the amount of trading on Japanese stock markets by overseas investors, due to globalization of the Japanese market. In addition to this, amendments to Japanese laws, regulations, and accounting standards, helped resolve regulatory differences between Japan and the United States.
In view of the fact that the Company has largely achieved the objectives stated at the time of listing, and that the volume of trading in the Company’s ADRs on the NYSE has been declining due to the aforementioned changes and other factors, on February 10, 2023, the Company passed a resolution to apply for voluntary delisting of its ADRs from the NYSE and for termination of registration of its ADRs with the SEC.
On February 13, 2023, the Company notified the NYSE of its decision to delist. On February 24, 2023, the Company filed Form 25 with the SEC in connection with the delisting from the NYSE. The delisting became effective on March 6, 2023. In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC when the requirements have been met.
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
General
The Company’s authorized share capital is 3,000,000,000 shares, of which 1,333,763,464 shares were issued, including the Company’s treasury stock, as of December 31, 2022. In accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.
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
If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Companies Act of Japan) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated
interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the board of directors and reviewed by its independent auditors, as required by the ordinances of the Ministry of Justice.
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
Ohta-ku,
Tokyo or in a neighboring area. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice. Under the Companies Act of Japan, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident
shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s Regulations for Handling of Shares, at least two weeks prior to the date of the meeting. The notice of a general shareholders’ meeting will set forth the information in the reference materials for a general shareholders’ meeting being provided through electronic provision measures and the URL of the website used for the provision of such information, as well as the place, the time and the purpose of the meeting. The information in the reference materials for a general shareholders’ meeting must be posted on a website from the earlier of the date three weeks prior to the date set for the meeting or the date on which the notice of the meeting is dispatched until the date on which three months have elapsed from the meeting. In general, any shareholder is entitled to request printed paper copies of the information in the reference materials for a general shareholders’ meeting by the record date for voting rights of the relevant general shareholders’ meeting.
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
, no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (collectively “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are
Non-Resident
Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%. Japan’s income tax treaty with Spain has been amended to generally reduce the maximum withholding tax rate to 5%. Japan signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). The tax treaties with Australia, Bulgaria, Canada, The Czech Republic, Egypt, Finland, France, Hungary, India, Indonesia, Ireland, Israel, Kazakhstan, South Korea, Luxembourg, Malaysia, The Netherlands, New Zealand, Norway, Oman, Pakistan, The People’s Republic of China, Poland, Portugal, Qatar, Thailand, Saudi Arabia, Singapore, Slovakia, South Africa, Ukraine, United Arab Emirates, and the United Kingdom are partly overridden by the MLI as of January 1, 2023.
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
2. Taxation in the United States
The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the Company shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. The discussion does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the “Medicare contribution tax” or any alternative minimum tax consequences. The discussion applies only if a U.S. holder holds the Company shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

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
Recently released Treasury Regulations (“the Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Japanese taxes imposed on dividends on, or dispositions of, Company Shares or ADSs. The discussions below regarding the creditability of any Japanese taxes do not address the foreign tax credit consequences to holders of Company Shares or ADSs that do not qualify for the benefits of the Treaty.
This discussion assumes that the Company was not a passive foreign investment company for 2022, as described below.
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
Japanese income taxes withheld from cash dividends on the Company shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon such U.S. holder’s circumstances. The rules governing foreign tax credits are complex, and a U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.
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
Passive Foreign Investment Company Rules
The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2022 fiscal year. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, certain adverse tax consequences could apply to such U.S. holder.
If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the Company shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition, including certain pledges, of the Company shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the Company shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (including a mark-to-market

election) may be available to a U.S. holder that would result in alternative tax treatments. However, it is unclear whether a mark-to-market
election could be available to a U.S. Holder of ADSs following the delisting of the Company’s ADSs from the New York Stock Exchange. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
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
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to requirements information disclosure. The Company files various reports and other information, including Form
20-F
and Annual Reports, with the SEC and (prior to its delisting) the NYSE.
Form 20-F
is available at the Electronic Data Gathering, Analysis, Retrieval system (“EDGAR”) website which is maintained by the Securities Exchange Commission.
SEC Home Page:
https://www.sec.gov
I. Subsidiary information
Not applicable.

J. Annual report to security holders
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
Maturities and fair values of such marketable securities and investments with original maturities of more than three months were as follows at December 31, 2022.

2022
Fair value
(Millions of yen)
Fund trusts and others	638
Equity securities	21,770

22,408

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

The following table provides information about Canon’s major derivative financial instruments related to foreign currency exchange transactions existing as of December 31, 2022. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2023.

	U.S.$	Euro	Others	Total

	(Millions of yen)
Forwards to sell foreign currencies:
Contract amounts	57,098	74,266	17,716	149,080
Estimated fair value	754	856	483	2,093
Forwards to buy foreign currencies:
Contract amounts	17,155	1,070	7,999	26,224
Estimated fair value	(315)	(9)	(316)	(640)
Canon expects that fair value changes and cash flows resulting from reasonable near-term changes in interest rates will be immaterial. Accordingly, Canon believes interest rate risk is insignificant. See also Note 9 of the Notes to Consolidated Financial Statements.
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. All amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2022 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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
$5.00 for each 100 ADSs (or portion thereof)

(b)	Receiving or distributing dividends
Not applicable.

(c)	Selling or exercising rights
Upon the distribution or sale of Canon’s ADSs, a holder of American Depositary Receipts is required to pay a commission fee of $5.00 to the depositary for each 100 ADSs (or part of the 100 ADSs) for this transaction.

(d)	Withdrawing an underlying security
$5.00 for each 100 ADSs (or portion thereof)

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
and
15d-15(e)
of the Exchange Act as of December 31, 2022. Based on this evaluation, the chief executive officer and chief financial officer have concluded that, as of December 31, 2022, Canon’s disclosure controls and procedures were effective.
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
Canon’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on its assessment, management concluded that, as of December 31, 2022, Canon’s internal control over financial reporting was effective.

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
Item 16A. Audit Committee Financial Expert
Canon’s Audit & Supervisory Board has determined that Hiroshi Yoshida is an “audit committee financial expert” as defined by the rules of the SEC. Hiroshi Yoshida has considerable experience and advanced expert knowledge in corporate accounting gained thorough his longstanding practice as a certified public accountant. Hiroshi Yoshida was elected as one of Canon’s Outside Audit & Supervisory Board Members at an ordinary general meeting of shareholders held in March 2017 and was reelected in March 2021. Hiroshi Yoshida met the independence requirements imposed on Audit & Supervisory Board Members as set forth by Japanese legal provisions.
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
of
Regulation S-X.
Fees and services
The following table discloses the aggregate fees accrued or paid to Canon’s principal accountant and member firms of Deloitte Touche Tohmatsu LLC in 2022 and 2021 for each of the last two fiscal years and briefly describes the services performed:

	Year ended December 31, 2022	Year ended December 31, 2021

	(Millions of yen)
Audit fees	3,144	3,009
Audit-related fees	41	3
Tax fees	176	160
All other fees	12	129

Total	3,373	3,301

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
under the Exchange Act.

According to
Rule 10A-3
under the Exchange Act and NYSE listing standards, which applied to us through Section 303A.06 of the NYSE Listed Company Manual prior to the delisting from the NYSE, Canon’s Audit & Supervisory Board has been identified to act in place of an audit committee. The Audit & Supervisory Board meets the following requirements of the general exemption contained in Rule
10A-3(c)(3):

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

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or	(d) Maximum number of shares that may yet be purchased under the plans or
2022	(Shares)	(Yen)	programs	programs
January 1 - January 31	481	2,788	—	—
February 1 - February 28	364	2,793	—	—
March 1 - March 31	492	2,650	—	—
April 1 - April 30	504	3,011	—	—
May 1 - May 31	15,627,768	3,200	15,626,900	—
June 1 - June 30	353	3,239	—	—
July 1 - July 31	591	3,122	—	—
August 1 - August 31	14,631,506	3,417	14,631,200	—
September 1 - September 30	556	3,310	—	—
October 1 - October 31	210	3,196	—	—
November 1 - November 30	617	3,148	—	—
December 1 - December 31	283	3,125	—	—

Notes:

(1)
On May 9, 2022, a resolution approved at the meeting of the board directors authorized the Company to acquire to up to 20.0 million shares with an aggregate purchase price of ¥50 billion during the period from May 10, 2022 through August 4, 2022.

(2)
On August 5, 2022, a resolution approved at the meeting of the board directors authorized the Company to acquire to up to 18.0 million shares with an aggregate purchase price of ¥50 billion during the period from August 8, 2022 through October 18, 2022.

Column (a) represents the total number of shares purchased as fractional shares from fractional shareowners in accordance with the Companies Act of Japan, and the purchase of shares from publicly announced plans which is shown in column (c). During 2022, the Company purchased 5,625 shares for a total purchase price of 17,202,096 yen upon requests from holders of shares consisting less than one full unit.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Significant Differences in Corporate Governance Practices between Canon and U.S. Companies Listed on the NYSE
Section 303A of the NYSE Listed Company Manual (the “Manual”) provides that companies listed on the NYSE must comply with certain corporate governance standards. However, foreign private issuers listed on the NYSE (such as Company prior to the delisting of its ADSs) are permitted, with certain exceptions, to follow the laws and practices of their home country in place of the corporate governance practices stipulated under the Manual. In such circumstances, the foreign private issuer is required to disclose the significant differences between the corporate governance practices under Section 303A of the Manual and those required in Japan. A summary of these differences as they apply to the Company is provided below.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Canon Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill—Medical Reporting Unit—Refer to Notes 1 and 8 to the Financial Statements
Critical Audit Matter Description
The Company tests goodwill for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The fair value of a reporting unit is determined primarily based on the discounted cash flow analysis, which involves estimates of projected future cash flows and discount rates. The Company’s total consolidated goodwill was ¥972,626 million (19.1% of Total assets) as of December 31, 2022, of which ¥542,695 million (55.8% of Goodwill) was allocated to the Medical Reporting Unit. The estimates of projected future cash flows for the Medical Reporting Unit are based on a mid-term
management plan that considered the future market growth of medical equipment and growth in geographies where the Company operates its medical business. The estimate of discount rate is determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors.
The Company has completed its impairment test in the fourth quarter of 2022 and determined that the Medical Reporting Unit did not fail the impairment test as the fair value of the unit exceeded its carrying amount; however, the fair value in excess of reported carrying value as a percentage is lower than other reporting units. As a result, a future reduction in cash flows of the Medical Reporting Unit could trigger an impairment.
Given the goodwill attributed to the Medical Reporting Unit represents 55.8% of the total consolidated goodwill and there are significant judgements made by management to estimate the fair value of the Medical Reporting Unit, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the projected future cash flows and the selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the fair value of the Medical Reporting Unit included the following, among others:

•
We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over management’s estimates and assumptions used in the projected future cash flows and selection of the discount rate.

•	We evaluated management’s ability to accurately project future cash flows by comparing actual results to management’s historical projections.

•	We made inquiries of management to understand significant assumptions used in the projected future cash flows.

•
We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to actual results and a mid-term
management plan for respective net sales, cost of sales and other elements, which comprise management’s projected future cash flows.

•
We evaluated the reasonableness of management’s significant assumptions regarding the revenue growth rate, which could have a significant impact on the fair value of the Medical Reporting Unit, by comparing the revenue growth rates to the expected market growth rate for each type of medical equipment included in the third-party industry reports.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and selected discount rate by:
-Examining whether the valuation methodology used including the one to determine the discount rate was consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances.
-Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
-Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2023
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Canon Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canon Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 30, 2023, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
March 30, 2023

Canon Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31
	2022	2021

	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents (Notes 1 and 22)	362,101	401,395
Short-term investments (Notes 2 and 22)	10,905	3,377
Trade receivables (Note 3)	636,803	522,432
Inventories (Note 4)	808,312	650,568
Current lease receivables (Notes 1 and 6)	137,038	121,324
Prepaid expenses and other current assets (Notes 15, 18 and 22)	215,990	193,165
Allowance for credit losses (Notes 3 and 6)	(15,235)	(13,916)

Total current assets	2,155,914	1,878,345
Noncurrent receivables (Note 20)	12,996	16,388
Investments (Notes 2 and 22)	65,128	60,967
Property, plant and equipment, net (Note 5)	1,035,065	1,041,403
Operating lease right-of-use assets (Note 19)	117,843	95,791
Intangible assets, net (Notes 7 and 8)	280,995	301,793
Goodwill (Notes 7 and 8)	972,626	953,850
Noncurrent lease receivables (Notes 1 and 6)	279,332	225,300
Other assets (Notes 11 and 12)	179,297	179,420
Allowance for credit losses (Note 6)	(3,666)	(2,369)

Total assets	5,095,530	4,750,888

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 9 and 21)	296,384	44,891
Short-term loans related to financial services	41,200	42,300
Other short-term loans and current portion of long-term debt	255,184	2,591
Trade payables (Note 10)	355,930	338,604
Accrued income taxes (Note 12)	48,414	43,081
Accrued expenses (Notes 11 and 20)	365,847	323,929
Current operating lease liabilities (Note 19)	33,281	30,945
Other current liabilities (Notes 5, 15, 18 and 22)	265,497	279,383

Total current liabilities	1,365,353	1,060,833
Long-term debt, excluding current portion of long-term debt (Notes 9 and 21)	2,417	179,750
Accrued pension and severance cost (Note 11)	189,215	248,467
Noncurrent operating lease liabilities (Note 19)	85,331	65,385
Other noncurrent liabilities (Notes 12 and 15)	104,184	98,024

Total liabilities	1,746,500	1,652,459

Equity:
Canon Inc. shareholders’ equity:
Common stock
Authorized 3,000,000,000 shares; issued 1,333,763,464 shares in 2022 and 2021	174,762	174,762
Additional paid-in capital (Note 13)	404,838	403,119
Legal reserve (Note 13)	64,509	68,015
Retained earnings (Note 13)	3,664,735	3,538,037
Accumulated other comprehensive income (loss) (Note 14)	62,623	(151,794)
Treasury stock, at cost; 318,250,096 shares in 2022 and 287,991,705 shares in 2021	(1,258,362)	(1,158,366)

Total Canon Inc. shareholders’ equity	3,113,105	2,873,773
Noncontrolling interests	235,925	224,656

Total equity	3,349,030	3,098,429

Total liabilities and equity	5,095,530	4,750,888

Canon Inc. and Subsidiaries
Consolidated Statements of Income

	Years ended December 31
	2022	2021	2020

	(Millions of yen)
Net sales (Notes 6,14,15 and 18)
Products and Equipment	3,231,837	2,804,680	2,489,829
Services	799,577	708,677	670,414

	4,031,414	3,513,357	3,160,243
Cost of sales (Notes 5, 8, 11 and 19)
Products and Equipment	1,828,555	1,552,766	1,463,637
Services	375,057	332,799	320,738

	2,203,612	1,885,565	1,784,375

Gross profit	1,827,802	1,627,792	1,375,868

Operating expenses (Notes 1, 5, 8, 11, 14, 16, 19 and 20) :
Selling, general and administrative expenses	1,167,673	1,058,536	993,009
Research and development expenses	306,730	287,338	272,312

	1,474,403	1,345,874	1,265,321

Operating profit	353,399	281,918	110,547
Other income (deductions):
Interest and dividend income	5,177	2,232	2,923
Interest expense	(1,046)	(647)	(854)
Other, net (Notes 1, 2, 7, 11, 14 and 18)	(5,090)	19,203	17,664

	(959)	20,788	19,733

Income before income taxes	352,440	302,706	130,280
Income taxes (Note 12)	92,356	71,866	34,337

Consolidated net income	260,084	230,840	95,943
Less: Net income attributable to noncontrolling interests	16,123	16,122	12,625

Net income attributable to Canon Inc.	243,961	214,718	83,318

	(Yen)
Net income attributable to Canon Inc. shareholders per share (Note 17) :
Basic	236.71	205.35	79.37
Diluted	236.63	205.29	79.35

12
7

Canon Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

Years ended December 31
2022	2021	2020

(Millions of yen)
Consolidated net income	260,084	230,840	95,943
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments	186,563	120,439	(17,354)
Net unrealized gains and losses on securities	(34)	—	—
Net gains and losses on derivative instruments	449	(972)	970
Pension liability adjustments	29,897	56,508	1,382

	216,875	175,975	(15,002)

Comprehensive income (loss)	476,959	406,815	80,941
Less: Comprehensive income attributable to noncontrolling interests	18,581	19,102	13,961

Comprehensive income (loss) attributable to Canon Inc.	458,378	387,713	66,980

12
8

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
Net unrealized gains and losses on securities
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
Net unrealized gains and losses on securities
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

12
9

Canon Inc. and Subsidiaries
Consolidated Statements of Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Other Retained earnings	Total Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Equity transactions with noncontrolling interests and other		298	(4,538)	4,536	(2)			296	(1,151)	(855)
Dividends to Canon Inc. shareholders (115.00 yen per share)				(119,326)	(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests									(6,161)	(6,161)
Transfers to legal reserve		1,432	1,032	(2,464)	(1,432)			—		—
Comprehensive income:
Net income				243,961	243,961			243,961	16,123	260,084
Other comprehensive income (loss), net of tax (Note 14) :
Foreign currency translation adjustments						185,768		185,768	795	186,563
Net unrealized gains and losses on securities						(34)		(34)		(34)
Net gains and losses on derivative instruments						466		466	(17)	449
Pension liability adjustments						28,217		28,217	1,680	29,897

Total comprehensive income (loss)								458,378	18,581	476,959

Repurchases and reissuance of treasury stock		(11)		(9)	(9)		(99,996)	(100,016)		(100,016)

Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	3,729,244	62,623	(1,258,362)	3,113,105	235,925	3,349,030

See accompanying Notes to Consolidated Financial Statements.

1
30

Canon Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31
	2022	2021	2020
	(Millions of yen)
Cash flows from operating activities:
Consolidated net income	260,084	230,840	95,943
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	226,492	221,246	227,825
(Gain) loss on disposal of fixed assets	(6,458)	7,745	4,326
Deferred income taxes	(7,800)	(9,826)	(15,542)
(Increase) decrease in trade receivables	(78,203)	44,678	15,120
(Increase) decrease in inventories	(108,510)	(61,017)	16,075
(Increase) decrease in lease receivables ( Notes 1 and 6 )	(30,379)	(1,075)	10,230
Increase (decrease) in trade payables	3,293	52,138	(4,636)
Increase in accrued income taxes	3,472	24,017	43
Increase (decrease) in accrued expenses	23,407	(8,673)	(16,413)
Decrease in accrued pension and severance cost	(42,580)	(41,477)	(16,601)
Other, net	19,785	(7,568)	17,435

Net cash provided by operating activities	262,603	451,028	333,805
Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(188,527)	(177,350)	(164,719)
Proceeds from sale of fixed assets (Note 5)	14,733	3,796	7,815
Purchases of held-to-maturity securities	—	(2,216)	—
Proceeds from maturity of held to maturity securities	2,151	—	—
Purchases of securities	(21,558)	(2,162)	(592)
Proceeds from sale and maturity of securities	7,680	1,714	558
Acquisitions of businesses, net of cash acquired (Note 7)	(5,890)	(31,751)	(127)
Other, net	10,591	713	1,626

Net cash used in investing activities	(180,820)	(207,256)	(155,439)
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	300	175,100	2,100
Repayments of long-term debt (Note 9)	(122,067)	(347,029)	(11,095)
(Decrease) increase in short-term loans related to financial services, net (Note 9)	(1,100)	(2,700)	5,100
Increase (decrease) in other short-term loans, net (Note 9)	197,826	(175)	542
Transaction with noncontrolling interests	3,700	1,527	1,376
Dividends paid	(119,326)	(88,891)	(126,938)
Repurchases and reissuance of treasury stock, net	(100,016)	(17)	(50,008)
Other, net	(6,161)	(5,181)	(4,526)

Net cash used in financing activities	(146,844)	(267,366)	(183,449)
Effect of exchange rate changes on cash and cash equivalents	25,767	17,305	(47)

Net change in cash and cash equivalents	(39,294)	(6,289)	(5,130)
Cash and cash equivalents at beginning of year	401,395	407,684	412,814

Cash and cash equivalents at end of year	362,101	401,395	407,684

Supplemental disclosure for cash flow information:
Cash paid during the year for:
Interest	994	599	1,028
Income taxes	102,579	71,573	45,471
See accompanying Notes to Consolidated Financial Statements.

1
31

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

(a)	Description of Business
Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers of office multi-function devices (“MFDs”), laser printers, inkjet printers, cameras, medical equipment and lithography equipment. Canon reports in four reportable segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit with Others and Corporate. Products of the Printing Business Unit consist mainly of office MFDs, document solutions, laser multifunction printers (“MFPs”), laser printers, inkjet printers, image scanners, calculators, digital continuous feed presses, digital sheet-fed
presses and large format printers. Products of the Imaging Business Unit consist mainly of interchangeable-lens digital cameras, interchangeable lenses, digital compact cameras, compact photo printers, MR systems, network cameras, video management software, video content analytics software, digital camcorders, digital cinema cameras, broadcast equipment and projectors. Products of the Medical Business Unit consist mainly of computed tomography (“CT”) systems, diagnostic ultrasound systems, diagnostic
X-ray
systems, magnetic resonance imaging (“MRI”) systems, clinical chemistry analyzers, digital radiography systems and ophthalmic equipment. Products of the Industrial Business Unit consist mainly of semiconductor lithography equipment, Flat Panel Display (“FPD”) lithography equipment, Organic Light-Emitting Diode (“OLED”) display manufacturing equipment, vacuum thin-film deposition equipment and die bonders. Others consist mainly of handy terminals and document scanners. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographic areas. Further segment information is described in Note 23.
Canon sells laser printers on an OEM basis to HP Inc.; such sales constituted 12.0%, 11.6% and 11.4% of consolidated net sales for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in the Printing Business Unit.
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
Canon has changed the presentation of “Current lease receivables” separated from “Prepaid expenses and other current assets” and “Noncurrent lease receivables” separated from “Other assets” in the consolidated balance sheets from 2022. Consolidated balance sheet for the year ended December 31, 2021 has also been reclassified.
Canon has also reclassified certain items in the consolidated statements of cash flows for the year ended December 31, 2021 and 2020 to conform to the current year’s presentation.

1
32

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All intercompany balances and transactions have been eliminated.

(d)	Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: revenue recognition, allowance for credit losses, inventories, long-lived assets, leases, goodwill and other intangible assets with indefinite useful lives, environmental liabilities, deferred tax assets, uncertain tax positions, employee retirement and severance benefit obligations and business combinations. Actual results could differ materially from those estimates. In addition, actual results and outcomes of the Company may differ from management’s estimates and assumptions due to pandemic, geopolitical risk and economic slowdown including impacts of rising inflation.

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
Gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥34,772 million, ¥21,746 million and ¥4,451 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(f)	Cash Equivalents
All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. Certain debt securities with original maturities of less than three months, classified as available-for-sale
debt securities of ¥
627 million and ¥500
 million at December 31, 2022 and 2021, respectively, are included in cash and cash equivalents in the consolidated balance sheets.

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

1
33

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
Held-to-maturity
debt securities are recorded at amortized cost. The fair values of held-to-maturity
debt securities are mainly measured at the quoted market price.
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
Allowance for Credit Losses for trade and
lease
receivables is maintained for all customers based on ASC 326 “Financial Instruments—Credit Losses”, based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.

(i)	Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally by the first-in,
first-out
method for overseas inventories.

13
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
Gains and losses from the sale of property, plant and equipment are included in selling, general and administrative expenses in the consolidated statements of income.

(l)	Leases
As for lessor accounting, Canon provides leasing arrangements to its customers primarily for the sale of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing while non-lease
components generally consist of maintenance contracts and supplies. Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that customers will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers. Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over a period of generally
2 years to 50 years.
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
Intangible assets with finite useful lives consist primarily of software, trademarks, patents and developed technology, license fees and customer relationships, which are amortized using the straight-line method. The estimated useful lives of software are from 3 years to 8 years, trademarks are 15 years, patents and developed technology are from 7 years to 21 years, license fees are 8 years, and customer relationships are from 10 years to 15 years. Certain costs incurred in connection with developing or obtaining internal-use
software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal-use
software are capitalized at the application development stage. In addition, Canon capitalizes the cost which was incurred subsequent to the stage of assuring the technological feasibility of the software, either developed or acquired, for marketing purposes.

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
50
% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

13
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

(q)	Net Income Attributable to Canon Inc. Shareholders per Share
Basic net income attributable to
Can
on Inc. shareholders per share is computed by dividing net income attributable to Canon Inc. by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuances of common stock based on the assumptions that all stock options were exercised.

(r)	Revenue Recognition
Canon generates revenue mainly through the sale of products of the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to Note 15.

(s)	Research and Development Costs
Research and development costs are expensed
as
incurred.

(t)	Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were ¥45,986 million, ¥36,812 million and ¥31,273 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(u)	Shipping and Handling Costs
Shipping and handling costs totaled ¥62,126 million, ¥53,347 million and ¥47,721 million for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

13
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
Recently adopted accounting guidance
In November 2021, Accounting Standards Update (“ASU”)
No. 2021-10,
“Disclosures by Business Entities about Government
Assistance”-ASC
832 (“Government Assistance”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The disclosures shall include; (1) information about natures of the transactions and related accounting policies used to account for the transactions, (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. Canon adopted the standard from the end of the year beginning January 1, 2022. The adoption of this standard did not have a material impact on its disclosure.
Recently issued accounting guidance not yet adopted
In October 2021, ASU
No. 2021-08,
“Accounting for Contract Assets and Contract Liabilities from Contracts with
Customers”-ASC
805 (“Business Combinations”), was issued by FASB. The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.
In March 2022, ASU
No. 2022-02,
“Troubled Debt Restructurings and Vintage
Disclosures”-ASC
326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings
and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact its consolidated results of operation and financial condition.

13
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1.	Basis of Presentation and Significant Accounting Policies (continued)

(x)	Recent Accounting Guidance (continued)
In September 2022, ASU No. 2022-04, “
Disclosure
of Supplier Finance Program Obligations”-ASC 405-50 (“Liabilities - Supplier Finance Programs”), was issued by FASB. The standard requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The standard’s requirements to disclose the key terms of the programs and information about obligations outstanding are effective for interim and annual reporting periods beginning after December 15, 2022. The standard’s requirement to disclose a rollforward of obligations outstanding is effective for annual reporting periods beginning after December 15, 2023. Canon is currently evaluating the effect that the adoption of the standard will have on its disclosure information. Canon does not expect the adoption of the standard will have an effect on its consolidated results of operation and financial condition.

2.	Investments
There were no
held-to-maturity
debt securities as of December 31, 2022.
Held-to-maturity
debt securities included in short-term investments in the accompanying consolidated balance sheet were ¥2,164 million at December 31, 2021.
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale
debt securities included in short-term investments and investments by major security type at December 31, 2022 are as follows:

	December 31, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

	Millions of yen
Current:
Corporate bonds	9,277	35	11	9,301

Noncurrent:
Corporate bonds	4,850	—	65	4,785

	14,127	35	76	14,086

There were no
available-for-sale
debt securities included in short-term investments and investments at December 31, 2021.
Maturities of
available-for-sale
debt securities included in short-term investments and investments in the accompanying consolidated balance sheets at December 31, 2022 are as follows:

Fair value

Millions of yen
Due within one year	9,301
Due after one year through five years	4,785

Total	14,086

13
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

2.	Investments (continued)

The unrealized and realized gains and losses related to equity securities for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Years ended December 31
	2022	2021	2020

	(Millions of yen)
Net gains (losses) recognized during the period on equity securities	(6,267)	8,958	1,959
Less: Net gains (losses) recognized during the period on equity securities sold during the period	117	467	477

Unrealized gains (losses) recognized during the period on equity securities still held at December 31	(6,384)	8,491	1,482

The carrying amount of
non-marketable
equity securities without readily determinable fair value totaled ¥6,808 million and ¥6,661 million at December 31, 2022 and 2021, respectively. The impairment or other adjustments resulting from observable price changes recorded during the years ended December 31, 2022 and 2021 were not significant.
Time deposits with original maturities of more than three months are ¥1,604 million and ¥1,213 million at December 31, 2022 and 2021, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
Investments in affiliated companies accounted for by the equity method are as follows:

	Years ended December 31
	2022 Ownership percentage	2022	2021

	(Millions of yen, except percentage data)
Canon Korea Inc.	50%	14,073	11,627
Others	—	14,428	10,398

	—	28,501	22,025

The difference between the carrying amount of investment in each affiliate and Canon’s share of its net assets is immaterial.
Canon’s share of the net earnings in affiliated companies accounted for by the equity method, included in other income (deductions), were earnings of ¥2,174 million and
¥1,396 million for the year ended December 31, 2022 and 2021, respectively, and losses of ¥994 million for the years ended December 31, 2020.
1
40

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

3.	Trade Receivables
Trade receivables are summarized as follows:

	December 31
	2022	2021

	(Millions of yen)
Notes	30,535	28,616
Accounts	606,268	493,816

Trade receivables	636,803	522,432

Less allowance for credit losses	(13,305)	(12,494)

	623,498	509,938

4.	Inventories
Inventories are summarized as follows:

	December 31
	2022	2021

	(Millions of yen)
Finished goods	486,826	395,381
Work in process	253,026	199,153
Raw materials	68,460	56,034

	808,312	650,568

5.	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	December 31
	2022	2021

	(Millions of yen)
Land	275,261	276,306
Buildings	1,760,058	1,728,811
Machinery and equipment	1,893,745	1,849,271
Construction in progress	60,914	43,283
Finance lease right-of-use assets	7,315	6,533

Cost	3,997,293	3,904,204
Less accumulated depreciation	(2,962,228)	(2,862,801)

Property, plant and equipment, net	1,035,065	1,041,403

Depreciation expense for the years ended December
31
,
2022
,
2021
and
2020
was ¥
162,841
 million, ¥
156,333
 million and ¥
162,733
 million, respectively.
Amounts due for purchases of property, plant and equipment were ¥24,745 million and ¥29,562 million at December 31, 2022 and 2021, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Fixed assets presented in the consolidated statements of cash flows include property, plant and equipment and intangible assets.
1
41

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting
Lease income is included in products and equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Years ended December 31
	2022	2021	2020

	(Millions of yen)
Lease income – sales-type and direct financing leases
Revenue at lease commencement	122,941	84,895	92,133
Interest income on lease receivables	20,919	18,351	18,594

	143,860	103,246	110,727
Lease income – operating leases	34,798	27,122	23,878
Variable lease income	5,606	5,277	5,343

	184,264	135,645	139,948

Lease Receivables
Lease receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from
 1 year to 8
years. Lease receivables within one year and more than one year are presented in current lease receivables and noncurrent lease receivables in the accompanying consolidated balance sheets, respectively. The components of the lease receivables are as follows:

	December 31
	2022	2021

	(Millions of yen)
Total minimum lease payments receivable	442,870	366,051
Unguaranteed residual values	13,560	12,192
Executory costs	—	—
Unearned income	(40,060)	(31,619)

	416,370	346,624
Less allowance for credit losses	(5,596)	(3,791)

	410,774	342,833
Less current portion	(135,108)	(119,902)

	275,666	222,931

Allowance for Credit Losses
The activities in the allowance for credit losses are as follows:

	Years ended December 31
	2022	2021

	(Millions of yen)
Balance at beginning of year	3,791	3,068
Write-offs	(3,605)	(2,157)
Provision	3,769	2,331
Translation adjustments and other	1,641	549

Balance at end of year	5,596	3,791

1
42

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.	Lessor Accounting (continued)
Allowance for Credit Losses (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of lease receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Lease receivables which are past due or individually evaluated for impairment at December 31, 2022 and 2021 are not significant.
Equipment leased to customers
The cost of equipment leased to customers under operating leases included in property, plant and equipment, net at December 31, 2022 and 2021 was ¥151,858 million and ¥143,160 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2022 and 2021 was ¥93,215 million and ¥87,879 million, respectively.
Maturity Analysis
The following is a schedule by year of the future minimum lease payments to be received under finance leases and non-cancellable
operating leases at December 31, 2022.

	Financing leases	Operating leases

	(Millions of yen)
Year ending December 31:
2023	152,187	13,236
2024	119,567	8,106
2025	85,578	5,305
2026	53,864	2,539
2027	23,266	1,657
Thereafter	8,408	497

	442,870	31,340

Information about transferring lease receivables
Canon has syndication arrangements to sell its entire interests in lease receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no
 significant transfers of lease receivables for the year ended December 31, 2022 and 2021 while the transfers of lease receivables for the year ended December 31, 2020 were ¥19,185 million. The amount that remained uncollected was ¥
13,077
 million and ¥
23,984
 million at December 31, 2022 and 2021, respectively. Cash proceeds from the transactions are included in (Increase) decrease in lease receivables under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at December 31, 2022 and 2021. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at December 31, 2022 and 2021.

1
43

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

7.	Acquisitions
On September 28, 2021, Canon acquired 87.0% of the issued shares of Redlen Technologies Inc. (“Redlen”), a Canada-based company, for the cash consideration of ¥31,640 million, making it a wholly owned subsidiary of Canon.
Redlen possesses advanced technologies of radiation detection and imaging solutions of Cadmium Zinc Telluride (“CZT”) semiconductor detector modules which play an important role in the development of photon-counting CT systems (“PCCT”). This technology will enable Canon to accelerate the development of competitive PCCT systems, and strengthen its CT systems and the medical systems business. In addition, Canon will provide CZT semiconductor detector modules to medical equipment manufacturers around the world, thus helping to strengthen Canon’s medical component business. In this way, Canon will continue to contribute to the advancement of global diagnostic imaging.
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
The consideration for the acquisition was provisionally valued at the acquisition date based on the Share Purchase Agreement, and subsequently, an adjustment was made to the acquisition price within the measurement period after the acquisition date and determined on December 31, 2021. As a result, the fair value of the previously held equity investment before the acquisition date and the gain on the step acquisition have been adjusted.
The final allocation of the purchase price to the assets acquired and the liabilities assumed on the acquisition date was as follows:

(Millions of yen)
Current assets	4,043
Intangible assets	8,955
Goodwill	28,826
Others	389

Assets acquired	42,213
Liabilities assumed	5,350

Net assets acquired	36,863

The intangible assets acquired are composed by ¥8,929 million of technical assets and ¥26 million of other intangible assets, and are
subject to amortization. The useful life of the technical assets and the other intangible assets are 21 years and 5 years, respectively. The weighted average useful life of the total intangible assets is approximately 21 years.
Goodwill is composed of the synergy effects of merging Redlen and Canon which is not tax deductible. The items is allocated to the Medical Business Unit when conducting the impairment test of goodwill. Net sales and net income of Redlen generated from the acquisition date which is reflected in the consolidated statement of income for the year ended December 31, 2021 was not material.

14
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets
Intangible assets subject to amortization acquired during the year ended December 31, 2022, including those recorded from businesses acquired, totaled ¥26,698 million, which primarily consist of software of ¥26,342 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2022 are approximately 5 years. The weighted average amortization period for software acquired during the year ended December 31, 2022 is approximately 5 years.
Intangible assets subject to amortization acquired during the year ended December 31, 2021, including those recorded from business acquired as stated in Note 7, totaled ¥
36,015 million, which primarily consist of software of ¥25,965 million. The weighted average amortization periods for intangible assets in total acquired during the year ended December 31, 2021 are approximately 9 years. The weighted average amortization period for software acquired during the year ended December 31, 2021 is approximately 5 years.
The components of intangible assets subject to amortization at December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)
Software	428,693	327,568	399,331	300,905
Customer relationships	161,424	70,900	158,513	59,465
Patents and developed technology	140,136	84,020	133,923	70,795
Trademarks	46,122	24,446	45,726	21,350
License fees	12,139	6,972	16,881	10,098
Other	15,251	10,959	18,765	10,521

	803,765	524,865	773,139	473,134

Aggregate amortization expense for the years ended December 31, 2022, 2021 and 2020 was ¥63,651 million, ¥64,913 million and ¥65,092 million, respectively. Estimated amortization expense for intangible assets currently held for the next five years ending December 31 is ¥54,644 million in 2023, ¥45,139 million in 2024, ¥38,081 million in 2025, and ¥31,478 million in 2026, and ¥21,918 million in 2027.
Intangible assets not subject to amortization other than goodwill at December 31, 2022 and 2021 were not significant.
For management reporting purposes, goodwill is not allocated to the reporting unit. Goodwill has been allocated to its respective reporting unit for impairment testing.

14
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

8.	Goodwill and Other Intangible Assets (continued)

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2022 and 2021 were as follows:

	Year ended December 31, 2022
	Printing	Imaging	Medical	Industrial*	Others and Corporate*	Total
	(Millions of yen)
Goodwill – gross	146,025	293,749	537,183	9,512	706	987,175
Accumulated impairment losses	(33,325)	—	—	—	—	(33,325)

Balance at beginning of year	112,700	293,749	537,183	9,512	706	953,850
Goodwill acquired during the year	1,114	—	947	—	—	2,061
Translation adjustments and other	7,624	3,076	4,565	1,463	(13)	16,715

Goodwill – gross	157,561	296,825	542,695	10,975	693	1,008,749
Accumulated impairment losses	(36,123)	—	—	—	—	(36,123)

Balance at end of year	121,438	296,825	542,695	10,975	693	972,626

	Year ended December 31, 2021
	Printing	Imaging	Medical	Industrial*	Others and Corporate*	Total
	(Millions of yen)

Goodwill – gross	142,185	289,999	506,513	8,559	724	947,980
Accumulated impairment losses	(32,416)	—	—	—	—	(32,416)

Balance at beginning of year	109,769	289,999	506,513	8,559	724	915,564
Goodwill acquired during the year	—	—	28,826	—	—	28,826
Translation adjustments and other	2,931	3,750	1,844	953	(18)	9,460

Goodwill – gross	146,025	293,749	537,183	9,512	706	987,175
Accumulated impairment losses	(33,325)	—	—	—	—	(33,325)

Balance at end of year	112,700	293,749	537,183	9,512	706	953,850

*
Based on the realignment of Canon’s internal management structure, from 2022,
Canon
has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Changes in the carrying amounts of goodwill by segment for the fiscal year ended December 31, 2021 also have been reclassified.

9.	Short-Term Loans and Long-Term Debt
Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at December 31, 2022 and 2021 were ¥41,200 million and ¥42,300 million, and other short-term loans consisting of bank borrowings were ¥200,012 million and ¥1,301 million respectively. The weighted average interest rate on short-term borrowings outstanding at December 31, 2022 and 2021 were 0.14% and 0.19%, respectively. Unused overdraft facilities at December 31, 2022 were ¥550,000 million. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

14
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

9.	Short-Term Loans and Long-Term Debt (continued)

Long-term debt consisted of the following:

	December 31
	2022	2021

	(Millions of yen)
Loan from banks; bearing interest rates of 0.22% at December 31, 2022 and 0.21% at December 31, 2021 *1	54,000	174,000
Other debt *2	3,589	7,040

	57,589	181,040
Less current portion	(55,172)	(1,290)

	2,417	179,750

*1
During the year ended December 31, 2022, Canon prepaid ¥120,000 million of the outstanding loan under the unsecured revolving credit facility contracts which had expiration date in December 2023. The outstanding loans under the credit facilities are ¥54,000 million at a floating interest of 0.22% and Canon has no unused credit facilities as of
December 31, 2022
.

*2	Other debt consisted of Bank loans and finance lease obligations as of December 31, 2022 and 2021.
The aggregate annual maturities of long-term debt outstanding at December 31, 2022 were as follows:

(Millions of yen)
Year ending December 31:
2023	55,172
2024	817
2025	597
2026	392
2027	364
Thereafter	247

57,589

Both short-term and long-term bank loans are primarily made under general agreements which provide that security and guarantees for present and future indebtedness shall be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	Trade Payables
Trade payables are summarized as follows:

	December 31
	2022	2021

	(Millions of yen)
Notes	82,702	82,243
Accounts	273,228	256,361

	355,930	338,604

14
7

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
Obligations and funded status
Reconciliations of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets are as follows:
Actuarial gains in the projected benefit obligation in 2022 were primarily the result of an increase in the discount rate.

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021

	(Millions of yen)		(Millions of yen)
Change in benefit obligations:
Projected benefit obligations at beginning of year	909,634	911,121	476,230	477,337
Service cost	29,063	30,194	7,551	3,827
Interest cost	4,851	4,815	7,301	5,965
Plan participants’ contributions	—	—	741	658
Actuarial (gain) loss	(101,222)	2,935	(158,318)	(21,133)
Benefits paid	(46,055)	(39,390)	(19,420)	(13,471)
Plan amendments	(44)	(41)	608	(10,617)
Curtailments and settlements	(1,478)	—	(1,669)	(682)
Foreign currency exchange rate changes	—	—	30,679	34,346

Projected benefit obligations at end of year	794,749	909,634	343,703	476,230
Change in plan assets:
Fair value of plan assets at beginning of year	756,743	724,039	394,912	321,713
Actual return on plan assets	(50,994)	52,688	(135,292)	24,024
Employer contributions	13,400	11,652	18,305	32,130
Plan participants’ contributions	—	—	741	658
Benefits paid	(35,321)	(31,636)	(19,420)	(13,471)
Settlements	—	—	(106)	1,743
Foreign currency exchange rate changes	—	—	29,411	28,115

Fair value of plan assets at end of year	683,828	756,743	288,551	394,912

Funded status at end of year	(110,921)	(152,891)	(55,152)	(81,318)

Amounts recognized in the consolidated balance sheets at December 31, 2022 and 2021 are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021

	(Millions of yen)		(Millions of yen)
Other assets	7,469	2,911	18,442	13,596
Accrued expenses	(1,461)	(1,208)	(1,308)	(1,041)
Accrued pension and severance cost	(116,929)	(154,594)	(72,286)	(93,873)

	(110,921)	(152,891)	(55,152)	(81,318)

14
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2022 and 2021 before the effect of income taxes are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021

	(Millions of yen)		(Millions of yen)
Actuarial loss	123,711	156,028	92,620	104,647
Prior service credit	(13,662)	(20,371)	(8,597)	(10,319)

	110,049	135,657	84,023	94,328

The accumulated benefit obligation for all defined benefit plans was as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021

	(Millions of yen)		(Millions of yen)
Accumulated benefit obligation	769,140	883,462	329,843	462,306
The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021

	(Millions of yen)		(Millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	765,781	895,898	340,589	473,860
Fair value of plan assets	650,680	739,581	283,701	391,054
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	740,658	870,314	321,630	455,164
Fair value of plan assets	650,680	739,581	277,541	386,223

14
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)
Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2022, 2021 and 2020 consisted of the following components:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2022	2021	2020	2022	2021	2020

	(Millions of yen)			(Millions of yen)
Service cost	29,063	30,194	30,604	7,551	3,827	5,303
Interest cost	4,851	4,815	4,064	7,301	5,965	6,087
Expected return on plan assets	(23,161)	(21,618)	(21,013)	(17,001)	(15,221)	(12,006)
Amortization of prior service credit	(6,743)	(8,303)	(8,732)	(1,114)	(818)	(675)
Amortization of actuarial loss	5,230	8,768	12,401	5,989	7,341	6,122
(Gain) loss on curtailments and settlements	(666)	—	—	(627)	—	236

	8,574	13,856	17,324	2,099	1,094	5,067

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2022	2021	2020	2022	2021	2020

	(Millions of yen)			(Millions of yen)
Current year actuarial (gain) loss	(27,067)	(28,135)	(26,479)	(6,024)	(29,936)	31,296
Current year prior service credit	(44)	(41)	(859)	608	(10,617)	(1,463)
Amortization of actuarial loss	(5,230)	(8,768)	(12,401)	(5,989)	(7,341)	(6,122)
Amortization of prior service credit	6,743	8,303	8,732	1,114	818	675
Curtailments and settlements	(10)	—	—	(14)	(531)	(966)

	(25,608)	(28,641)	(31,007)	(10,305)	(47,607)	23,420

Assumptions
Weighted-average assumptions used to determine benefit obligations are as follows:

	Japanese plans		Foreign plans
	December 31		December 31
	2022	2021	2022	2021
Discount rate	1.2%	0.5%	4.1%	1.5%
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.5%	0.7%
Interest crediting rate for cash balance plans	1.8%	1.9%	1.0%	1.0%

1
50

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Assumptions (continued)
Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Japanese plans			Foreign plans
	Years ended December 31			Years ended December 31
	2022	2021	2020	2022	2021	2020
Discount rate	0.5%	0.5%	0.5%	1.5%	1.5%	1.6%
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.6%	0.7%	0.9%	1.0%
Expected long-term rate of return on plan assets	3.1%	3.0%	3.0%	5.7%	4.4%	4.8%
Interest crediting rate for cash balance plans	1.9%	1.9%	1.9%	1.0%	1.0%	1.0%
Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.
Plan assets
Canon’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, Canon formulates a “model” portfolio which comprises of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term
to long-term basis. Canon evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. Canon revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.
Canon’s model portfolio for Japanese plans consists of three major components: approximately 30% is invested in equity securities, approximately 45% is invested in debt securities, and approximately 25% is invested in other products, such as investments in insurance contracts including life insurance company general accounts.
Outside Japan, investment policies vary by country, but Canon’s model portfolio for foreign plans consists of three major components: approximately 15% is invested in equity securities, approximately 35% is invested in debt securities, and approximately 50% is invested in other products, such as investments in real estate assets.
The target allocation percentages of plan assets set by Canon’s investment policies approximate the actual allocation percentages of plan assets at December 31, 2022 and 2021.
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

1
51

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

payments to covered participants. With respect to investments in foreign financial products, Canon investigates the stability of the underlying governments and economies, the market characteristics such as settlement systems and the taxation systems. For each such investment, Canon selects the appropriate investment country and currency.
The three levels of input used to measure fair value are more fully described in Note 22. The fair values of Canon’s pension plan assets at December 31, 2022 and 2021, by asset category, are as follows:

	December 31, 2022
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (a)	92,382	—	—	92,382	—	—	—	—
Foreign companies	10,373	—	—	10,373	9,382	—	—	9,382
Pooled funds (b)	—	167,605	—	167,605	—	31,481	—	31,481
Debt securities:
Government bonds (c)	69,331	—	—	69,331	—	—	—	—
Municipal bonds	—	1,071	—	1,071	—	3,244	—	3,244
Corporate bonds	—	13,986	—	13,986	—	16,970	—	16,970
Pooled funds (d)	—	134,266	—	134,266	—	113,005	—	113,005
Mortgage backed securities (and other asset backed securities)	—	11,309	—	11,309	—	9,804	—	9,804
Insurance contracts	—	95,029	—	95,029	—	13,153	27,824	40,977
Other assets	—	75,736	1,189	76,925	—	33,927	—	33,927
Investment measured at net asset value	—	—	—	11,551	—	—	—	29,761

	172,086	499,002	1,189	683,828	9,382	221,584	27,824	288,551

1
52

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.	Employee Retirement and Severance Benefits (continued)
Plan assets (continued)

	December 31, 2021
	Japanese plans				Foreign plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Equity securities:
Japanese companies (e)	95,698	—	—	95,698	—	—	—	—
Foreign companies	12,746	—	—	12,746	11,628	—	—	11,628
Pooled funds (f)	—	180,286	—	180,286	—	43,026	—	43,026
Debt securities:
Government bonds (g)	133,691	—	—	133,691	—	—	—	—
Municipal bonds	—	1,264	—	1,264	—	2,899	—	2,899
Corporate bonds	—	19,373	—	19,373	—	7,821	—	7,821
Pooled funds (h)	—	145,348	—	145,348	—	138,687	—	138,687
Mortgage backed securities (and other asset backed securities)	—	11,449	—	11,449	—	6,826	—	6,826
Insurance contracts	—	114,624	—	114,624	—	6,287	39,398	45,685
Other assets	—	28,181	366	28,547	—	106,657	532	107,189
Investment measured at net asset value	—	—	—	13,717	—	—	—	31,151

	242,135	500,525	366	756,743	11,628	312,203	39,930	394,912

(a)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥236 million.
(b)	These funds invest in listed equity securities consisting of approximately 20% Japanese companies and 80% foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
( c )	This class includes approximately 65 % Japanese government bonds and 35% foreign government bonds for Japanese plans, and mainly foreign government bonds for foreign plans.
( d )
These funds invest in approximately 30% Japanese government bonds, 50% foreign government bonds, 5% Japanese municipal bonds, and 15% corporate bonds for Japanese plans. These funds invest in approximately 55% foreign government bonds and 45% corporate bonds for foreign plans.

(e)	The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥ 234 million.
(f )	These funds invest in listed equity securities consisting of approximately 30 % Japanese companies and 70 % foreign companies for Japanese plans, and mainly foreign companies for foreign plans.
( g )	This class includes approximately 80 % Japanese government bonds and 20 % foreign government bonds for Japanese plans.
( h )
These funds invest in approximately
25
% Japanese government bonds,
55
% foreign government bonds,
5
% Japanese municipal bonds, and
15
% corporate bonds for Japanese plans. These funds invest in approximately
75
% foreign government bonds and
25
% corporate bonds for foreign plans.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not necessarily indicate the risks or ratings of the assets.
Level 1 assets are comprised principally of equity securities and government bonds, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions.

1
53

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
The fair values of Level 3 asset, consisting of investments in insured pension plans and hedge funds, were ¥29,013 million and ¥40,296 million at December 31, 2022 and 2021, respectively.
Actual
returns on, purchases and sales of these assets during the years ended December 31, 2022 and 2021 were not significant.
Contributions
Canon expects to contribute ¥15,614 million to its Japanese defined benefit pension plans and ¥19,044 million to its foreign defined benefit pension plans for the year ending December 31, 2023.
Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Japanese plans	Foreign plans
	(Millions of yen)	(Millions of yen)
Year ending December 31:
2023	46,177	15,856
2024	45,013	16,721
2025	46,423	17,591
2026	44,715	18,722
2027	49,524	19,985
2028 – 2032	224,410	118,393
Multiemployer pension plans
The amounts of cost recognized for the multiemployer pension plans primarily in the Netherlands for the years ended December 31, 2022, 2021 and 2020 were ¥4,720 million, ¥4,822 million and ¥4,224 million, respectively. The multiemployer pension plan in which the subsidiaries in the Netherlands participated was 108.3% funded as of December 31, 2021. The terms of the collective bargaining agreements are negotiated on a regular basis between the local labor unions and participating employers. Canon is not liable for other participating employers’ obligations under the terms and conditions of the agreements.
Defined contribution plans
The amounts of cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended December 31, 2022, 2021 and 2020 were ¥24,346 million, ¥22,660 million and ¥16,334 million, respectively.

1
5
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes
Domestic and foreign components of income before income taxes and the current and deferred income tax expense attributable to such income are summarized as follows:

	Year ended December 31, 2022
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	177,235	175,205	352,440

Income taxes:
Current	53,104	47,052	100,156
Deferred	(1,129)	(6,671)	(7,800)

	51,975	40,381	92,356

	Year ended December 31, 2021
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	165,927	136,779	302,706

Income taxes:
Current	47,491	34,201	81,692
Deferred	6,883	(16,709)	(9,826)

	54,374	17,492	71,866

	Year ended December 31, 2020
	Japanese	Foreign	Total

	(Millions of yen)
Income before income taxes	48,186	82,094	130,280

Income taxes:
Current	24,063	25,816	49,879
Deferred	(6,007)	(9,535)	(15,542)

	18,056	16,281	34,337

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, represent a statutory income tax rate of approximately 31% for the years ended December 31, 2022, 2021 and 2020.

15
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Years ended December 31
	2022	2021	2020

Japanese statutory income tax rate	31.0%	31.0%	31.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.6	0.7	2.3
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(3.1)	(3.9)	(5.8)
Tax credit for research and development expenses	(2.8)	(3.2)	(1.7)
Change in valuation allowance	(0.3)	(3.9)	2.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.6	4.5	2.6
Tax credit at foreign subsidiaries	(0.5)	(0.3)	(1.3)
Effect of enacted changes in tax laws	0.0	(1.0)	(1.5)
Other	(0.3)	(0.2)	(1.6)

Effective income tax rate	26.2%	23.7%	26.4%

Net deferred income tax assets and liabilities are included in the accompanying consolidated balance sheets under the following captions:

	December 31
	2022	2021

	(Millions of yen)
Other assets	131,063	138,507
Other noncurrent liabilities	(38,518)	(43,402)

	92,545	95,105

15
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below:

	December 31
	2022	2021

	(Millions of yen)
Deferred tax assets:
Inventories	14,107	11,263
Accrued business tax	2,732	3,387
Accrued pension and severance cost	55,986	67,752
Research and development – costs capitalized for tax purposes	7,119	5,004
Property, plant and equipment	40,549	35,658
Operating lease liabilities	20,515	17,328
Accrued expenses	28,080	29,331
Net operating losses carried forward	34,045	33,873
Other	48,675	48,621

	251,808	252,217
Less valuation allowance	(17,732)	(19,073)

Total deferred tax assets	234,076	233,144
Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(20,306)	(19,677)
Tax deductible reserve	(3,658)	(4,007)
Financing lease revenue	(17,335)	(14,602)
Operating lease right-of-use assets	(20,090)	(17,066)
Intangible assets	(46,054)	(51,173)
Other	(34,088)	(31,514)

Total deferred tax liabilities	(141,531)	(138,039)

Net deferred tax assets	92,545	95,105

The net changes in the total valuation allowance were a decrease of ¥1,341 million, a decrease of ¥11,679 million and an increase of ¥3,074 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 202
2
.

15
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

At December 31, 2022, Canon had net operating losses which can be carried forward for income tax purposes of ¥177,351 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from one year to an indefinite period as follows:

(Millions of yen)
Within one year	1,431
After one year through five years	18,404
After five years through ten years	35,727
After ten years through twenty years	3,849
Indefinite period	117,940

177,351

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the dividends from a domestic subsidiary can be received tax free.
Canon has not recognized deferred tax liabilities of ¥19,408 million for a portion of undistributed earnings of foreign subsidiaries of ¥857,289 million as of December 31, 202
2
because Canon intends to permanently reinvest such undistributed earnings of foreign subsidiaries. Deferred tax liabilities will be recognized when such undistributed earnings are no longer permanently reinvested.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31
	2022	2021	2020
	(Millions of yen)
Balance at beginning of year	9,813	8,572	8,120
Additions for tax positions of the current year	583	1,168	—
Additions for tax positions of prior years	220	216	208
Reductions for tax positions of prior years	(2,538)	—	(49)
Settlements with tax authorities	(594)	(62)	—
Other	870	(81)	293

Balance at end of year*	8,354	9,813	8,572

*
The unrecognized tax benefits were offset by deferred tax assets in the amount of
¥1,800
 million,
¥1,695
 million and
¥1,412
 million as of December 31, 2022, 2021 and 2020, respectively, and reported under “other noncurrent liabilities” on the consolidated balance sheets.

The total amounts of unrecognized tax benefits that would reduce the effective tax rate, if recognized, were ¥8,354 million and ¥9,813 million at December 31, 2022 and 2021, respectively.
Although Canon believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax examination settlements and any related litigation could affect the effective tax rate in a future period. Based on each of the items of which Canon is aware at December 31, 2022, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
Canon recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes. Both interest and penalties accrued at December 31, 2022 and 2021, and interest and penalties included in income taxes for the years ended December 31, 2022, 2021 and 2020 were not significant.

15
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

Canon files income tax returns in Japan and various foreign tax jurisdictions. In Japan, Canon is no longer subject to regular income tax examinations by the tax authority for years before 2021. Canon is also no longer subject to a transfer pricing examination by the tax authority for years before 2021. In other major foreign tax jurisdictions, including the United States and the Netherlands, Canon is no longer subject to income tax examinations by tax authorities for years before 2014 with a few exceptions.

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
Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2022, 2021 and 2020 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2022 did not reflect current year-end
dividends in the amount of ¥60,931 million which were approved by the shareholders in March 2023.
The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥832,748 million at December 31, 2022.
Retained earnings at December 31, 2022 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥19,787 million.

15
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2019	(96,282)	—	(887)	(211,273)	(308,442)

Equity transactions with noncontrolling interests and other	(9)	—	—	—	(9)
Other comprehensive income (loss) before reclassifications	(17,355)	—	(1,199)	(7,530)	(26,084)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	2,186	7,560	9,746

Net change during the year	(17,364)	—	987	30	(16,347)

Balance at December 31, 2020	(113,646)	—	100	(211,243)	(324,789)

Other comprehensive income (loss) before reclassifications	119,689	—	(3,330)	49,759	166,118
Amounts reclassified from accumulated other comprehensive income (loss)	(524)	—	2,336	5,065	6,877

Net change during the year	119,165	—	(994)	54,824	172,995

Balance at December 31, 2021	5,519	—	(894)	(156,419)	(151,794)

Other comprehensive income (loss) before reclassifications	189,827	(44)	(7,430)	25,768	208,121
Amounts reclassified from accumulated other comprehensive income (loss)	(4,059)	10	7,896	2,449	6,296

Net change during the year	185,768	(34)	466	28,217	214,417

Balance at December 31, 2022	191,287	(34)	(428)	(128,202)	62,623

1
60

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Amount reclassified from accumulated other comprehensive income (loss) *
	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020	Affected line items in consolidated statements of income
	(Millions of yen)
Foreign currency translation adjustments	(5,883)	(759)	—	Selling, general and administrative expenses
	1,824	235	—	Income taxes

	(4,059)	(524)	—	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	(4,059)	(524)	—	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	13	—	—	Other, net
	(3)	—	—	Income taxes

	10	—	—	Consolidated net income
	—	—	—	Net income attributable to noncontrolling interests

	10	—	—	Net income attributable to Canon Inc.
Gains and losses on derivative instruments	10,683	3,285	3,034	Net Sales
	(2,889)	(959)	(775)	Income taxes

	7,794	2,326	2,259	Consolidated net income
	102	10	(73)	Net income attributable to noncontrolling interests

	7,896	2,336	2,186	Net income attributable to Canon Inc.

Pension liability adjustments	3,386	7,519	10,082	Other, net
	(561)	(1,625)	(2,484)	Income taxes

	2,825	5,894	7,598	Consolidated net income
	(376)	(829)	(38)	Net income attributable to noncontrolling interests

	2,449	5,065	7,560	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	6,296	6,877	9,746

*	Amounts in parentheses indicate gains in consolidated statements of income.

1
6
1

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14.	Other Comprehensive Income (Loss) (continued)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments, including amounts attributable to noncontrolling interests, are as follows:

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	(Millions of yen)
2022:
Foreign currency translation adjustments
Amount arising during the year	191,679	(1,057)	190,622
Reclassification adjustments for gains and losses realized in net income	(5,883)	1,824	(4,059)

Net change during the year	185,796	767	186,563
Net unrealized gains and losses on securities:
Amount arising during the year	(54)	10	(44)
Reclassification adjustments for gains and losses realized in net income	13	(3)	10

Net change during the year	(41)	7	(34)
Net gains and losses on derivative instruments:
Amount arising during the year	(10,057)	2,712	(7,345)
Reclassification adjustments for gains and losses realized in net income	10,683	(2,889)	7,794

Net change during the year	626	(177)	449
Pension liability adjustments:
Amount arising during the year	32,527	(5,455)	27,072
Reclassification adjustments for gains and losses realized in net income	3,386	(561)	2,825

Net change during the year	35,913	(6,016)	29,897

Other comprehensive income (loss)	222,294	(5,419)	216,875

	Years ended December 31
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	(Millions of yen)
2021:
Foreign currency translation adjustments
Amount arising during the year	122,075	(1,112)	120,963
Reclassification adjustments for gains and losses realized in net income	(759)	235	(524)

Net change during the year	121,316	(877)	120,439
Net gains and losses on derivative instruments:
Amount arising during the year	(4,596)	1,298	(3,298)
Reclassification adjustments for gains and losses realized in net income	3,285	(959)	2,326

Net change during the year	(1,311)	339	(972)
Pension liability adjustments:
Amount arising during the year	68,729	(18,115)	50,614
Reclassification adjustments for gains and losses realized in net income	7,519	(1,625)	5,894

Net change during the year	76,248	(19,740)	56,508

Other comprehensive income (loss)	196,253	(20,278)	175,975

1
62

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
Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized at a point in time upon shipment or delivery, depending upon when the customer obtains controls of these products.
Revenue from sales of equipment of the Medical Business Unit and the Industrial Business Unit that are sold with customer acceptance provisions related to their functionality, including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized at a point in time when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.
Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation delivered to date. For the service contracts of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.
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

1
63

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

16
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Disaggregated revenue by timing is as follows. Disaggregated revenue by business unit, product and geographic area are described in Note 23.

	Millions of yen

	Printing	Imaging	Medical	Industrial *	Others and Corporate *	Eliminations *	Consolidated

2022:
Revenue recognized at a point in time	1,673,767	795,442	348,138	259,317	211,956	(99,588)	3,189,032
Revenue recognized over time	588,171	8,038	165,193	69,915	11,065	—	842,382

Total	2,261,938	803,480	513,331	329,232	223,021	(99,588)	4,031,414

	Millions of yen

	Printing	Imaging	Medical	Industrial *	Others and Corporate *	Eliminations *	Consolidated

2021:
Revenue recognized at a point in time	1,419,043	646,849	329,323	241,379	177,107	(83,698)	2,730,003
Revenue recognized over time	519,804	6,683	151,039	96,342	9,486	—	783,354

Total	1,938,847	653,532	480,362	337,721	186,593	(83,698)	3,513,357

	Millions of yen

	Printing	Imaging	Medical	Industrial *	Others and Corporate *	Eliminations *	Consolidated

2020:
Revenue recognized at a point in time	1,316,556	534,685	287,849	160,597	160,062	(67,518)	2,392,231
Revenue recognized over time	487,871	6,629	148,225	116,209	9,078	—	768,012

Total	1,804,427	541,314	436,074	276,806	169,140	(67,518)	3,160,243

*
Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Changes in the disaggregated revenue by timing and by segment for the fiscal year ended December 31, 2021 and 2020 also has been reclassified.

Revenue recognized over time includes primarily revenue from maintenance service in the products of the Printing Business Unit and the Medical Business Unit and sales of certain equipment of the Industrial Business

16
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

15.	Revenue (continued)

Unit which do not have
an
alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.
Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at December 31, 2022 and 2021 we
re
¥39,251 million and ¥44,722 million, respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.
Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2022 and 2021 were ¥141,840 million and ¥132,087 million, respectively, and are included in other current liabilities and other non-current
liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2022, which had been included in the deferred revenue balance at December 31, 2021, was ¥112,720 million.
Remaining performance obligations for products and equipment at December 31, 2022 primarily arise from the sales of certain industrial equipment, amounting to ¥163,039 million, 64% of which is expected to be recognized as revenue within one year, 31% is within two years and remaining 5% is within three years. Disclosure of remaining performance obligations is not required for the majority of services since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥110,782 million and the average remaining period for these fixed contracts as of December 31, 2022 is about 2 years.
Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

16.	Stock-Based Compensation
On April 28, 2022, based on the approval of the board of directors, the Company granted stock options to its directors and executive officers to acquire 69,000 shares of common stock. Those to whom stock acquisition rights are granted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from after the date when they cease to hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2022 was ¥2,541.
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

16
6

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

16.	Stock-Based Compensation (continued)

hold any position as a director or an executive officer of the Company. These option awards have a 30 year exercisable period. The grant-date fair value per share of the stock options granted during the year ended December 31, 2021 was ¥2,227.
The compensation cost recognized for these stock options for the years ended December 31, 2022 was ¥175 million, for 2021 was ¥97 million and for 2020 was ¥147 million, and is included in selling, general and administrative expenses in the consolidated statements of income.
The fair value of the option award was estimated on the date of grant using the Black-Sholes option pricing model that incorporates the assumptions presented below:

	Year ended December 31, 2022	Year ended December 31, 2021
Expected term of option (in years)	5.0	5.0
Expected volatility	25.88%	24.83%
Dividend yield	3.28%	3.04%
Risk-free interest rate	(0.02%)	(0.10%)
A summary of option activity under the stock option plans as of and for the years ended December 31, 2022, 2021 and 2020 is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value

		(Yen)	(Year)	(Millions of yen)
Outstanding at January 1, 2020	185,800	1	29.0	555
Granted	98,900	1
Exercised	(37,100)	1

Outstanding at December 31, 2020	247,600	1	28.4	324
Granted	43,700	1
Exercised	(4,800)	1

Outstanding at December 31, 2021	286,500	1	27.8	802
Granted	69,000	1
Exercised	(4,900)	1

Outstanding at December 31, 2022	350,600	1	27.2	1,001

Exercisable at December 31, 2022	350,600	1	27.2	1,001

The total fair values of shares vested were
¥175 million
,
 ¥97
million, and ¥147 million for the years
ended December 31, 2022, 2021, and 2020, respectively.
Cash received from the exercise of stock options for the years ended December 31, 2022, 2021 and 2020 w ere not significant.

16
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

17.	Net Income Attributable to Canon Inc. Shareholders per Share
A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations is as follows:

	Years ended December 31
	2022	2021	2020

	(Millions of yen)
Basic net income attributable to Canon Inc.	243,961	214,718	83,318
Diluted net income attributable to Canon Inc.	243,957	214,714	83,315

	(Number of shares)
Weighted average common shares outstanding	1,030,644,385	1,045,632,588	1,049,802,197
Effect of dilutive securities:
Stock options	334,875	277,066	229,691

Diluted common shares outstanding	1,030,979,260	1,045,909,654	1,050,031,888

	(Yen)
Net income attributable to Canon Inc. shareholders per share:
Basic	236.71	205.35	79.37
Diluted	236.63	205.29	79.35

18.	Derivatives and Hedging Activities
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
Foreign currency exchange rate risk management
Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.
Cash flow hedge
Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other

16
8

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

18.	Derivatives and Hedging Activities (continued)
Cash flow hedge (continued)

comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings.
All
amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2022 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.
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
Contract amounts of foreign exchange contracts at December 31, 2022 and 2021 are set forth below:

	December 31
	2022	2021

	(Millions of yen)
To sell foreign currencies	149,080	169,392
To buy foreign currencies	26,224	27,453
Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at December 31, 2022 and 2021.
Derivatives designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2022	2021

		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	176	42
Liabilities:
Foreign exchange contracts	Other current liabilities	416	777
Derivatives not designated as hedging instruments

		Fair value
		December 31
	Balance sheet location	2022	2021

		(Millions of yen)
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,539	23
Liabilities:
Foreign exchange contracts	Other current liabilities	846	1,342

16
9

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

18.	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020.
Derivatives in cash flow hedging relationships

	Year ended December 31
	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount

	(Millions of yen)
2022:
Foreign exchange contracts	(10,057)	Net sales	(10,683)
2021:
Foreign exchange contracts	(4,596)	Net sales	(3,285)
2020:
Foreign exchange contracts	(1,731)	Net sales	(3,034)
Derivatives not designated as hedging instruments

	Gain (loss) recognized in income on derivative
	Years ended December 31
	Location	2022	2021	2020
		(Millions of yen)
Foreign exchange contracts	Other, net	(11,926)	(6,099)	104

19.	Lessee Accounting
Lease costs are included in cost of sales or selling general and administrative expense in accompanying consolidated statements of income. Supplemental income statement information is
as follows:

	Year ended December 31

	2022	2021	2020
	(Millions of yen)
Operating lease cost	45,109	39,699	40,053
Short-term lease cost	15,566	13,961	14,245
Other lease cost	219	71	120

Total	60,894	53,731	54,418

1
70

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

19.	Lessee Accounting (continued)

Operating lease cash flow
Supplemental cash flow information is as follows.

	Year ended December 31

	2022	2021	2020
	(Millions of yen)
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	42,178	39,879	36,733

Noncash activity – Rights of use assets obtained in exchange for lease liabilities
Operating leases	56,854	21,588	30,700

Maturity Analysis
The following is a schedule by year of the future minimum lease payments under operating leases at December 31, 2022.

(Millions of yen)
Year ending December 31:
2023	35,535
2024	26,718
2025	20,058
2026	13,704
2027	9,645
Thereafter	17,949

Total future minimum lease payments	123,609
Less Imputed Interest	(4,997)

118,612

Remaining lease term and discount rate
The following is remaining lease term and discount rate under operating leases at December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term	54 months	54 months

Weighted-average discount rate	2.5%	2.1%

20.	Commitments and Contingent Liabilities
Commitments
At December 31, 2022, commitments outstanding for the purchase of property, plant and equipment approximated ¥101,351 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥287,591 million.

1
71

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

20.	Commitments and Contingent Liabilities (continued)

Guarantees
Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥10,086 million and ¥10,812 million at December 31, 2022 and 2021, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.
Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.
Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 12 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,535 million at December 31, 2022. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2022 were not significant.
Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and the changes for the years ended December 31, 2022 and 2021 are summarized as follows:

	Years ended December 31
	2022	2021

	(Millions of yen)
Balance at beginning of the year	16,949	14,300
Additions	19,678	15,687
Utilization	(14,934)	(11,928)
Other	(806)	(1,110)

Balance at end of the year	20,887	16,949

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

1
72

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

21.	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk
Fair value of financial instruments
The estimated fair values of Canon’s financial instruments at December 31, 2022 and 2021 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 22, and Note 18, respectively.

	December 31
	2022		2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

	(Millions of yen)
Long-term debt, including current portion of long-term debt	(54,205)	(54,205)	(177,410)	(177,343)
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
Concentrations of credit risk
No single customer accounted for more than 10 percent of consolidated trade receivables as of December 31, 2022 or 2021.

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

1
73

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

22.	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2022 and 2021.

	December 31, 2022
	Level 1	Level 2	Level 3	Total

	(Millions of yen)
Assets:
Cash and cash equivalents	—	627	—	627
Short-term investment:
Available-for-sale:
Corporate bonds	—	9,301	—	9,301
Investments:
Available-for-sale:
Corporate bonds	—	4,785	—	4,785
Fund trusts and others	255	383	—	638
Equity securities	21,770	—	—	21,770
Prepaid expenses and other current assets:
Derivatives	—	2,715	—	2,715

Total assets	22,025	17,811	—	39,836

Liabilities:
Other current liabilities:
Derivatives	—	1,262	—	1,262

Total liabilities	—	1,262	—	1,262

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investment:
Available-for-sale:
Corporate bonds	—	—	—	—
Investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Fund trusts and others	281	328	—	609
Equity securities	28,640	—	—	28,640
Prepaid expenses and other current assets:
Derivatives	—	65	—	65

Total assets	28,921	893	—	29,814

Liabilities:
Other current liabilities:
Derivatives	—	2,119	—	2,119

Total liabilities	—	2,119	—	2,119

17
4

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

22.	Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a recurring basis (continued)

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.
Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.
Assets and liabilities measured at fair value on a nonrecurring basis
There were no significant assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2022 and 2021.

23.	Segment Information
Canon reports in four reportable segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit with Others and Corporate, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.
Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations
to Industrial Business
Unit
, Others
and
Corporate
and Eliminations.
The primary products included in each segment are as follows:

Printing Business Unit:	Office multifunction devices (MFDs) / Document solutions/ Laser multifunction printers (MFPs) / Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed
presses / Large format printers

Imaging Business Unit:	Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras /Compact photo printers / MR Systems / Network cameras / Video management software / Video content analytics software / Digital camcorders / Digital cinema cameras / Broadcast equipment /Projectors

Medical Business Unit:	Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic
X-ray
systems / Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED display manufacturing equipment / Vacuum thin-film deposition equipment / Die bonders

Others:	Handy terminals / Document scanners

17
5

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1. Canon evaluate results and allocate resources for each segment based on income before income taxes.
Information about operating results and assets for each segment as of and for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Millions of yen

	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated

2022:
Net sales:
External customers	2,255,402	803,057	513,028	320,817	139,110	—	4,031,414
Intersegment	6,536	423	303	8,415	83,911	(99,588)	—

Total	2,261,938	803,480	513,331	329,232	223,021	(99,588)	4,031,414
Operating cost and expenses	2,049,964	676,850	482,326	271,213	296,399	(98,737)	3,678,015

Operating profit	211,974	126,630	31,005	58,019	(73,378)	(851)	353,399
Other income (deductions)	13,806	1,403	890	1,194	(12,147)	(6,105)	(959)

Income before income taxes	225,780	128,033	31,895	59,213	(85,525)	(6,956)	352,440

Total assets	1,224,187	349,338	356,799	233,969	2,952,891	(21,654)	5,095,530
Depreciation and amortization	72,946	20,374	13,418	12,195	107,559	—	226,492
Capital expenditures	66,550	17,841	11,956	15,271	71,673	—	183,291

2021:
Net sales:
External customers	1,934,012	651,494	480,029	328,164	119,658	—	3,513,357
Intersegment	4,835	2,038	333	9,557	66,935	(83,698)	—

Total	1,938,847	653,532	480,362	337,721	186,593	(83,698)	3,513,357
Operating cost and expenses	1,713,154	574,814	450,942	292,854	282,643	(82,968)	3,231,439

Operating profit	225,693	78,718	29,420	44,867	(96,050)	(730)	281,918
Other income (deductions)	7,259	(256)	4,876	434	14,978	(6,503)	20,788

Income before income taxes	232,952	78,462	34,296	45,301	(81,072)	(7,233)	302,706

Total assets	1,009,922	236,143	311,247	212,156	2,999,754	(18,334)	4,750,888
Depreciation and amortization	69,549	21,840	12,435	11,193	106,229	—	221,246
Capital expenditures	63,609	12,069	11,888	10,127	81,307	—	179,000

2020:
Net sales:
External customers	1,800,898	539,560	435,368	271,149	113,268	—	3,160,243
Intersegment	3,529	1,754	706	5,657	55,872	(67,518)	—

Total	1,804,427	541,314	436,074	276,806	169,140	(67,518)	3,160,243
Operating cost and expenses	1,657,319	535,584	410,830	249,346	265,576	(68,959)	3,049,696

Operating profit	147,108	5,730	25,244	27,460	(96,436)	1,441	110,547
Other income (deductions)	5,076	(778)	300	677	15,645	(1,187)	19,733

Income before income taxes	152,184	4,952	25,544	28,137	(80,791)	254	130,280

Total assets	913,931	239,605	286,749	239,992	2,963,532	(18,195)	4,625,614
Depreciation and amortization	69,725	22,201	11,781	12,266	111,852	—	227,825
Capital expenditures	56,613	12,540	7,244	8,082	77,248	—	161,727

17
6

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
Information about sales by product and service to external customers for each segment for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Millions of yen
	2022	2021	2020

Printing
Office multifunction devices	570,175	477,000	455,357
Office others	320,713	279,366	267,123

Office	890,888	756,366	722,480
Laser printers	647,192	560,159	502,157
Inkjet printers and Others	355,270	328,932	326,041

Prosumer	1,002,462	889,091	828,198
Production	362,052	288,555	250,220

Total	2,255,402	1,934,012	1,800,898
Imaging
Cameras	509,464	432,885	347,240
Network cameras and Others	293,593	218,609	192,320

Total	803,057	651,494	539,560
Medical
Diagnostic equipment	513,028	480,029	435,368

Industrial
Optical equipment	240,332	215,890	144,387
Industrial equipment	80,485	112,274	126,762

Total	320,817	328,164	271,149
Others and Corporate	139,110	119,658	113,268

Consolidated	4,031,414	3,513,357	3,160,243

Based on the realignment of Canon’s internal management structure, from 2022, Canon has changed products category and some product sales, which were previously included in Others, have been added to Lithography equipment and are presented as Optical equipment.

17
7

Canon Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

Information by major geographic area as of and for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Millions of yen

	2022	2021	2020

Net sales:
Japan	864,808	830,378	806,305
Americas	1,255,405	968,839	852,451
Europe	1,034,008	894,898	795,616
Asia and Oceania	877,193	819,242	705,871

Total	4,031,414	3,513,357	3,160,243

Long-lived assets:
Japan	953,140	986,638	1,011,109
Americas	167,968	152,137	133,648
Europe	173,774	158,297	175,516
Asia and Oceania	139,021	141,915	143,265

Total	1,433,903	1,438,987	1,463,538

Net sales are attributed to areas based on the location where the products are shipped and the services are performed to the customers. Other than in Japan and the United States, Canon does not conduct business in any individual country in which its sales in that country exceed 10% of consolidated net sales. Net sales in the United States were ¥1,183,022 million, ¥907,909 million and ¥801,376 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Long-lived
assets represent property, plant and equipment, intangible assets, and operating lease right-of-use
assets for each geographic area.

24.	Subsequent Event
On January 5, 2023, Canon borrowed ¥140,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate
plus a
spread.

Canon Inc. and Subsidiaries
Schedule II Valuation and Qualifying Accounts

	Balance at beginning of period	Addition- charged to income	Deduction bad debts written off	Translation adjustments and other	Balance at end of period

	(Millions of yen)
Year ended December 31, 2022:
Allowance for credit losses
Trade receivables	12,494	817	(1,167)	1,161	13,305
Lease receivables	3,791	3,769	(3,605)	1,641	5,596
Year ended December 31, 2021:
Allowance for credit losses
Trade receivables	11,645	1,857	(1,540)	532	12,494
Lease receivables	3,068	2,331	(2,157)	549	3,791
Year ended December 31, 2020:
Allowance for credit losses
Trade receivables	10,359	3,419	(1,983)	(150)	11,645
Lease receivables	2,627	2,351	(2,199)	289	3,068

17
9

Item 19. Exhibits
List of exhibits

1.1	Articles of Incorporation of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2022

1.2	Regulations of the Board of Directors of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2016

2.1	Regulations for Handling of Shares of Canon Inc. (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 30, 2022

2.2	Description of our Common Stock incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

2.3	Description of our American Depositary Shares represented by American Depositary Receipts (“ADRs”)

8	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Canon Group Code of Conduct (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on March 28, 2013

11.2	Code of Ethics (Supplement to The Canon Group Code of Conduct) (Translation), incorporated by reference from the annual report on Form 20-F (Commission file number 001-15122) filed on June 10, 2004

12	Certifications of Chairman and CEO and Executive Vice President and CFO pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chairman and CEO and Executive Vice President and CFO pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

1
80

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
Date March 30, 2023

1
81